Form 20-F
period 2010-12-31
Grifols SA
filed 2011-04-07
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _____________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report .............
Commission file number:
GRIFOLS, S.A.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
Spain
(Jurisdiction of incorporation or organization)
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one non-voting (Class B) ordinary share of Grifols, S.A.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

EXPLANATORY NOTE
     On January 14, 2011, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-4 (Commission File No. 333-168701) (“Form F-4 Registration Statement”), of Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain (“Grifols”), relating to Grifols’ acquisition of Talecris Biotherapeutics Holdings Corp.
     Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within the later of 90 days after the effective date of the registration statement or six months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.
     The Form F-4 Registration Statement did not contain the certified financial statements of Grifols for the year ended December 31, 2010; therefore, as required by Rule 15d-2, Grifols is hereby filing the certified financial statements of Grifols with the SEC under cover of the facing page of an annual report on Form 20-F.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Grifols, S.A.
Barcelona, Spain
We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (“the Company”) as of December 31, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grifols, S.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ KPMG Auditores, S.L.

Barcelona, Spain, March 30, 2011

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
at 31 December 2010 and 2009

Assets	31/12/10	31/12/09
	(Expressed in thousands of Euros)
Non-current assets
Intangible assets
Goodwill (note 7)	189,448	174,000
Other intangible assets (note 8)	78,299	69,385

Total intangible assets	267,747	243,385
Property, plant and equipment (note 9)	434,131	371,705
Investments in equity accounted investees (note 10)	598	383
Non-current financial assets (note 11)	7,535	3,731
Deferred tax assets (note 29)	34,889	33,395

Total non-current assets	744,900	652,599

Current assets
Inventories (note 12)	527,865	484,462
Trade and other receivables
Trade receivables	224,355	207,840
Other receivables	44,032	39,540
Current income tax assets	14,607	7,802

Trade and other receivables (note 13)	282,994	255,182
Other current financial assets (note 14)	12,946	8,217
Other current assets (note 15)	80,628	7,345
Cash and cash equivalents (note 16)	239,649	249,372

Total current assets	1,144,082	1,004,578

Total assets	1,888,982	1,657,177

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
at 31 December 2010 and 2009

Equity and liabilities	31/12/10	31/12/09
	(Expressed in thousands of Euros)
Equity
Share capital	106,532	106,532
Share premium	121,802	121,802
Reserves	403,604	314,903
Own shares	(1,927)	(677)
Interim dividend	0	(31,960)
Profit for the year attributable to the Parent	115,513	147,972

Total equity	745,524	658,572
Cash flow hedges	(1,751)	(1,948)
Translation differences	(50,733)	(90,253)

Accumulated other comprehensive income	(52,484)	(92,201)

Equity attributable to the Parent (note 17)	693,040	566,371
Non-controlling interests (note 19)	14,350	12,157

Total equity	707,390	578,528

Liabilities
Non-current liabilities
Grants (note 20)	2,088	2,311
Provisions (note 21)	1,378	1,232
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	665,385	703,186
Other financial liabilities	10,474	12,552

Total non-current financial liabilities (note 22)	675,859	715,738
Deferred tax liabilities (note 29)	79,141	60,325

Total non-current liabilities	758,466	779,606

Current liabilities
Provisions (note 21)	4,365	4,702

Current financial liabilities
Loans and borrowings, bonds and other marketable securities	191,635	113,991
Other financial liabilities	18,236	12,230

Total current financial liabilities (note 22)	209,871	126,221
Debts with associates (note 33)	1,162	0
Trade and other payables
Suppliers	160,678	120,909
Other payables	11,928	17,832
Current income tax liabilities	4,172	3,258

Total trade and other payables (note 23)	176,778	141,999
Other current liabilities (note 24)	30,950	26,121

Total current liabilities	423,126	299,043

Total liabilities	1,181,592	1,078,649

Total equity and liabilities	1,888,982	1,657,177

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Income Statements
for the years ended 31 December 2010, 2009 and 2008

	31/12/10	31/12/09	31/12/08
	(Expressed in thousands of Euros)
Revenues (note 25)	990,730	913,186	814,311
Changes in inventories of finished goods and work in progress (note 12)	45,749	73,093	31,058
Self-constructed non-current assets (notes 8 and 9)	33,513	41,142	25,794
Supplies (note 12)	(306,859)	(286,274)	(206,738)
Other operating income (note 27)	1,196	1,443	1,289
Personnel expenses (note 26)	(289,008)	(273,168)	(238,159)
Other operating expenses (note 27)	(220,218)	(203,381)	(192,288)
Amortisation and depreciation (notes 8 and 9)	(45,776)	(39,554)	(33,256)
Non-financial and other capital grants (note 20)	728	1,188	2,941
Impairment and net losses on disposal of fixed assets	(372)	(1,147)	(1,991)

Results from operating activities	209,683	226,528	202,961

Finance income	4,526	7,067	2,682
Finance expenses	(49,660)	(27,087)	(29,305)
Change in fair value of financial instruments (note 32)	(7,593)	(587)	(1,268)
Gains/(losses) on disposal of financial instruments	91	(245)	—
Exchange gains/(losses)	1,616	(1,733)	(2,825)

Net finance expense (note 28)	(51,020)	(22,585)	(30,716)

Share of profit / (loss) of equity accounted investees (note 10)	(879)	51	24

Profit before income tax from continuing operations	157,784	203,994	172,269

Income tax expense (note 29)	(42,517)	(56,424)	(50,153)

Profit after income tax from continuing operations	115,267	147,570	122,116

Consolidated profit for the year	115,267	147,570	122,116

Profit attributable to equity holders of the Parent	115,513	147,972	121,728
Profit / (loss) attributable to non-controlling interests (note 19)	(246)	(402)	388

Basic earnings per share (Euros) (note 18)	0.54	0.71	0.58
Diluted earnings per share (Euros) (note 18)	0.54	0.71	0.58
The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
for the years ended 31 December 2010, 2009 and 2008

	31/12/10	31/12/09
	(Expressed in thousands of Euros)
Consolidated profit for the year	115,267	147,570

Income and expenses generated during the year
Measurement of financial instruments (note 11)	0	(14)
Available-for-sale financial assets	0	(18)
Tax effect	0	4

Cash flow hedges (note 17 (f))	0	(1,998)
Cash flow hedges	0	(3,275)
Tax effect	0	1,277

Translation differences	42,225	(4,145)

Income and expenses generated during the year	42,225	(6,157)

Income and expense recognised in the income statement:

Measurement of financial instruments (note 11)	0	172
Available-for-sale financial assets	0	245
Tax effect	0	(73)

Cash flow hedges (note 17 (f))	197	50
Cash flow hedges	324	80
Tax effect	(127)	(30)

Income and expense recognised in the income statement:	197	222

Total comprehensive income for the year	157,689	141,635

Total comprehensive income attributable to the Parent	155,230	140,386

Total comprehensive income attributable to non-controlling interests	2,459	1,249

Total comprehensive income for the year	157,689	141,635

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
for the years ended 31 December 2010, 2009 and 2008

	31/12/10	31/12/09	31/12/08
	(Expressed in thousands of Euros)
Cash flows from/(used in) operating activities

Profit before income tax	157,784	203,994	172,269
Adjustments for:	92,351	61,800	66,034
Amortisation and depreciation (notes 8 and 9)	45,776	39,554	33,256
Other adjustments:	46,575	22,246	32,778
(Profit) /losses on equity accounted investments (note 10)	879	(51)	(24)
Exchange differences	(1,616)	1,733	2,825
Impairment of assets and net provision charges	913	53	1,994
(Profits) / losses on disposal of fixed assets	(276)	1,147	2,001
Government grants taken to income (note 20)	(728)	(1,188)	(2,943)
Net finance expense	47,442	17,551	27,891
Other adjustments	(39)	3,001	1,034
Change in operating assets and liabilities	(78,767)	(104,127)	(86,550)
Change in inventories	(18,306)	(113,104)	(98,520)
Change in trade and other receivables	(23,546)	(12,549)	(7,951)
Change in current financial assets and other current assets	(73,022)	(1,287)	405
Change in current trade and other payables	36,107	22,813	19,516
Other cash flows used in operating activities	(67,116)	(73,487)	(77,310)
Interest paid	(40,129)	(14,719)	(25,972)
Interest received	5,436	2,509	2,213
Income tax paid	(32,423)	(61,277)	(53,551)
Net cash from operating activities	104,252	88,180	74,443

Cash flows from/(used in) investing activities

Payments for investments	(108,588)	(136,626)	(130,923)
Group companies and business units	(1,474)	(15,385)	(632)
Property, plant and equipment and intangible assets	(103,402)	(118,770)	(129,568)
Property, plant and equipment	(86,800)	(103,415)	(119,824)
Intangible assets	(16,602)	(15,355)	(9,744)
Other financial assets	(3,712)	(2,471)	(723)
Proceeds from the sale of investments	4,532	673	157
Property, plant and equipment	3,911	673	157
Associates (note 2 ( c))	621	0	0
Net cash used in investing activities	(104,056)	(135,953)	(130,766)

Cash flows from/(used in) financing activities

Proceeds from and payments for equity instruments	(1,250)	26,655	(4,212)
Issue	0	(76)	0
Acquisition of own shares (note 17 (d))	(1,250)	(25,186)	(4,880)
Disposal of treasury shares	0	51,917	668
Proceeds from and payments for financial liability instruments	(1,066)	344,413	96,349
Issue	118,238	525,078	394,109
Redemption and repayment	(119,304)	(180,665)	(297,760)
Dividends and interest on other equity instruments paid	(27,282)	(80,913)	(34,792)
Other cash flows from financing activities	323	741	0
Other amounts received from financing activities	323	741	0
Net cash from/(used in) financing activities	(29,275)	290,896	57,345
Effect of exchange rate fluctuations on cash	19,356	(119)	(344)
Net increase / (decrease) in cash and cash equivalents	(9,723)	243,004	678
Cash and cash equivalents at beginning of the year	249,372	6,368	5,690
Cash and cash equivalents at end of year	239,649	249,372	6,368
The accompanying notes form an integral part of the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES
Statement of Changes in Consolidated Equity
for the years ended 31 December 2010, 2009 and 2008
(Expressed in thousands of Euros)

	Attributable to equity holders of the Parent
							Accumulated other comprehensive income
									Available-for	Equity
				Profit attributable					sale	attributable
	Share	Share		to	Interim	Own	Translation	Cash flow	financial	to	Non-controlling
	capital	premium	Reserves *	Parent	dividend	Shares	differences	hedges	assets	Parent	interests	Equity

Balances at 31 December 2007	106,532	131,832	184,608	87,774	0	(28,893)	(98,516)	0	(152)	383,185	981	384,166

Translation differences	—	—	—	—	—	—	14,059	—	—	14,059	(104)	13,955
Available-for-sale financial assets Gains/(losses)	—	—	—	—	—	—	—		(6)	(6)	—	(6)

Other comprehensive income for the year	0	0	0	0	0	0	14,059	0	(6)	14,053	(104)	13,949
Profit for the year	—	—	—	121,728	—	—	—	—	—	121,728	388	122,116

Total comprehensive income for the year	0	0	0	121,728	0	0	14,059	0	(6)	135,781	284	136,065

Net movement in own shares	—	—	24	—	—	(4,194)	—		—	(4,170)	—	(4,170)
Other changes	—	—	—	—	—	—	—		—	0	(15)	(15)
Distribution of 2007 profit
Reserves	—	—	63,037	(63,037)	—	—	—	—	—	0	—	0
Dividends	—	(10,030)	—	(24,737)	—	—	—	—	—	(34,767)	—	(34,767)

Transaction with owners of the Company	0	(10,030)	63,061	(87,774)	0	(4,194)	0	0	0	(38,937)	(15)	(38,952)

Balances at 31 December 2008	106,532	121,802	247,669	121,728	0	(33,087)	(84,457)	0	(158)	480,029	1,250	481,279

Translation differences	—	—	—	—	—	—	(5,796)	—	—	(5,796)	1,651	(4,145)
Cash flow hedges	—	—	—	—	—	—	—	(1,948)	—	(1,948)	—	(1,948)
Gains/(Losses) on available-for-sale financial assets	—	—	—	—	—	—	—	—	158	158	—	158

Other comprehensive income for the year	0	0	0	0	0	0	(5,796)	(1,948)	158	(7,586)	1,651	(5,935)
Profit/(loss) for the year	—	—	—	147,972	0	—	—	—	—	147,972	(402)	147,570

Total comprehensive income for the year	0	0	0	147,972	0	0	(5,796)	(1,948)	158	140,386	1,249	141,635

Net movement in own shares	—	—	(5,679)	—		32,410	—	—	—	26,731	—	26,731
Other changes	—	—	(124)	—		—	—	—	—	(124)	44	(80)
Business combinations	—	—	—	—		—	—	—	—	0	9,876	9,876
Distribution of 2008 profit
Reserves	—	—	73,037	(73,037)	—	—	—	—	—	0	—	0
Dividends	—	—	—	(48,691)	—	—	—	—	—	(48,691)	(54)	(48,745)
Interim dividend	—	—	—	—	(31,960)	—	—	—	—	(31,960)	(208)	(32,168)

Transaction with owners of the Company	0	0	67,235	(121,728)	(31,960)	32,410	0	0	0	(54,044)	9,658	(44,386)

Balance at 31 December 2009	106,532	121,802	314,903	147,972	(31,960)	(677)	(90,253)	(1,948)	0	566,371	12,157	578,528

Translation differences	0	0	0	0	0	0	39,520	0	0	39,520	2,705	42,225
Cash flow hedges	0	0	0	0	0	0	0	197	0	197	0	197

Other comprehensive income for the year	0	0	0	0	0	0	39,520	197	0	39,717	2,705	42,422
Profit/(loss) for the year	0	0	0	115,513	0	0	0	0	0	115,513	(246)	115,267

Total comprehensive income for the year	0	0	0	115,513	0	0	39,520	197	0	155,230	2,459	157,689

Net movement in own shares	0	0	0	0	0	(1,250)	0	0	0	(1,250)		(1,250)
Other changes	0	0	(82)	0	0	0	0	0	0	(82)	(213)	(295)
Distribution of 2009 profit
Reserves	0	0	88,783	(88,783)	0	0	0	0	0	0		0
Dividends	0	0	0	(27,229)	0	0	0	0	0	(27,229)	(53)	(27,282)
Interim dividend	0	0	0	(31,960)	31,960	0	0	0	0	0		0

Transaction with owners of the Company	0	0	88,701	(147,972)	31,960	(1,250)	0	0	0	(28,561)	(266)	(28,827)

Balance at 31 December 2010	106,532	121,802	403,604	115,513	0	(1,927)	(50,733)	(1,751)	0	693,040	14,350	707,390

*      Reserves include accumulated earnings, legal reserves and other reserves
The accompanying notes form an integral part of the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(1) Nature, Principal Activities and Subsidiaries
(a) Grifols, S.A.
Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.
On 17 May 2006 the Company completed its flotation on the Spanish stock market which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share.
With effect as of 2 January 2008 the Company’s shares were floated on the Spanish stock exchange’s IBEX-35 index.
All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and on the electronic stock market.
Grifols, S.A. is the parent company of the subsidiaries listed in section 1(b) of these Notes.
Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives.
The main business locations of the Group’s Spanish companies are in Barcelona, Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the American companies’ installations are located in Los Angeles, California (USA).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(b) Subsidiaries
The Group companies are grouped into three areas: industrial, commercial and services.
- Industrial area
The following companies are included:
Diagnostic Grifols, S.A. which has registered offices in Parets del Vallès (Barcelona), Spain and was incorporated into the Group on 24 March 1987, and is engaged in the development and manufacture of diagnostic equipment, instrumentation and reagents.
Instituto Grifols, S.A. which has registered offices in Parets del Vallès (Barcelona), Spain, and was incorporated into the Group on 21 September 1987, carries out its activities in the area of bioscience and is engaged in plasma fractioning and the manufacture of haemoderivative pharmaceutical products.
Laboratorios Grifols, S.A., with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 18 April 1989 and is engaged in the production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags. Its production facilities are in Barcelona and Murcia.
Biomat, S.A., with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 30 July 1991. It operates in the field of bioscience and basically engages in analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services.
Grifols Engineering, S.A., with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 14 December 2000 and is engaged in the design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to third parties.
Logister, S.A. was incorporated with limited liability under Spanish law on 22 June 1987 and its registered offices are at Polígono Levante, calle Can Guasch, s/n, 08150 Parets del Vallés, Barcelona. Its activity comprises the manufacture, sale and purchase, marketing and distribution of all types of computer products and materials. 99.985% of this company is solely-owned directly by Movaco, S.A., another subsidiary.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Biomat USA, Inc., with registered offices at 1209, Orange Street, Wilmington, New Castle (Delaware Corporation) (USA), was incorporated into the Group on 1 March 2002 and carries out its activities in the area of bioscience, procuring human plasma. Since 1 November 2007, this company’s share capital is held by Instituto Grifols, S.A. and Grifols, Inc.
Grifols Biologicals, Inc., with registered offices at 15 East North Street, Dover, (Delaware) (USA), was incorporated into the Group on 15 May 2003 and is exclusively engaged in plasma fractioning and the production of haemoderivatives. Grifols, Inc. directly owns 100% of this company.
PlasmaCare, Inc., with registered offices at 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801, was incorporated into the Group on 3 March 2006 and carries out its activities in the area of bioscience, procuring human plasma. Since 1 November 2007, this company’s share capital is held by Instituto Grifols, S.A. and Grifols, Inc.
Plasma Collection Centers, Inc., with registered offices at 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801 (USA) and incorporated on 2 March 2007. Its activity, developed in the bioscience area, consists of procuring human plasma. 100% of this company’s share capital is held directly by Biomat USA, Inc. In January 2010 Plasma Collection Centers, Inc. merged with Biomat USA, Inc., having no impact on the Group.
Lateral Grifols Pty Ltd. (formerly Diamed Australia Pty Ltd.), with registered offices at Unit 5/80 Fairbank, Clayton South, Victoria 3149 (Australia), was incorporated into the Group on 3 March 2009. Its activity consists of the distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics. This company is directly and fully owned by Woolloomooloo Holdings Pty Ltd.
Medion Grifols Diagnostic AG, with registered offices at Bonnstrasse, 9, 3186 Düdingen, Switzerland, was incorporated into the Group on 3 March 2009. The Company’s statutory activity consists of development and production in the biotechnology and diagnostic sectors. 80% of this company is directly held by Saturn Investments AG.
- Commercial area
The companies responsible for the marketing and distribution of, mainly, products manufactured by the industrial area companies are all grouped in the commercial area.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Movaco, S.A. was incorporated with limited liability under Spanish law on 21 July 1987 and its registered offices are at Polígono Levante, calle Can Guasch, s/n, 08150 Parets del Vallés, Barcelona. Its principal activity is the distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical-surgical materials, equipment and instruments for use in laboratories and healthcare centres.
Grifols International, S.A., with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 4 June 1997. This company directs and coordinates the marketing, sales and logistics for all the Group’s commercial subsidiaries. Products are marketed through subsidiaries operating in different countries. These subsidiaries, their registered offices and date of incorporation into the Group, are listed below.
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda., was incorporated with limited liability under Portuguese law on 10 August 1988. Its registered offices are at Jorge Barradas, 30 —c R/C, 1500 Lisbon (Portugal) and it imports, exports and markets pharmaceutical and hospital equipment and products particularly Grifols products. 99.99% of this company is owned directly by Movaco, S.A.
Grifols Chile, S.A. was incorporated under limited liability in Chile on 2 July 1990. Its registered offices are at calle Avda. Americo Vespucio 2242, Comuna de Conchali, Santiago de Chile (Chile). Its statutory activity comprises the development of pharmaceutical businesses, which can involve the import, production, marketing and export of related products.
Grifols Argentina, S.A. was incorporated with limited liability in Argentina on 1 November 1991 and its registered offices are at Bartolomé Mitre 1371, fifth floor office “P” (CP 1036), Buenos Aires (Argentina). Its statutory activity consists of clinical and biological research, the preparation of reagents and therapeutic and diet products, the manufacture of other pharmaceutical specialities and the marketing thereof.
Grifols s.r.o. was incorporated with limited liability under Czech Republic law on 15 December 1992. Its registered offices are at Zitná 2, Praga (Czech Republic) and its statutory activity consists of the purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Logistica Grifols, S.A. de C.V. (formerly Grifols México, S.A. de C.V.) was incorporated with limited liability under Mexican law on 9 January 1970, with registered offices at calle Eugenio Cuzin nº 909, Parque Industrial Belenes Norte, 45150 Zapopan, Jalisco (Mexico). Its statutory activity comprises the manufacture and marketing of pharmaceutical products for human and veterinary use. On 6 May 2008 Grifols Mexico S.A. de C.V. was spun off into two companies and its name was changed to Logística Grifols, S.A. de C.V.
Grifols México, S.A. de C.V. was incorporated with limited liability under Mexican law on 6 May 2008, as a result of the spin off of the former company Grifols Mexico, S.A. de C.V. Its registered offices are at calle Eugenio Cuzin nº 909, Parque Industrial Belenes Norte, 45150 Zapopan, Jalisco (Mexico). Its statutory activity comprises the production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, assets and property for the aforementioned purposes.
Grifols USA, LLC. was incorporated in the State of Florida (USA) on 19 April 1990. Its registered offices are at 8880 N.W. 18 Terrace, Miami, Florida (USA) and its statutory activity is any activity permitted by US legislation. This company is 100% directly owned by Grifols Biologicals, Inc.
Grifols Italia S.p.A. has its registered offices at Via Carducci 62 d, 56010 Ghezzano, Pisa (Italy) and its statutory activity comprises the purchase, sale and distribution of chemical-pharmaceutical products. 66.66% of this company was acquired on 9 June 1997 and the remaining 33.34% on 16 June 2000.
Grifols UK Ltd., the registered offices of which are at 72, St. Andrew’s Road, Cambridge CB4 1G (United Kingdom), is engaged in the distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives. 66.66% of this company was acquired on 9 June 1997 and the remaining 33.34% on 16 June 2000.
Grifols Deutschland GmbH was incorporated with limited liability under German law on 21 May 1997, with registered offices at Siemensstrasse 32, D-63225 Langen (Germany). Its statutory activity consists of the import, export, distribution and sale of reagents, chemical and pharmaceutical products, especially to laboratories and healthcare centres, and medical and surgical materials, equipment and instruments for laboratory use.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Grifols Brasil, Ltda. was incorporated with limited liability in Brazil on 4 May 1998. Its registered offices are at Rua Marechal Hermes 247, Centro Cívico, CEP 80530-230, Curitiba (Brazil). Its statutory activity consists of the import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instrumentation.
Grifols France, S.A.R.L. was incorporated with limited liability under French law on 2 November 1999, with registered offices at Centre d’affaires auxiliares system, Bat. 10, Parc du Millenaire — 125, Rue Henri Becquerel, 34036, Montpellier (France). Its statutory activity is the marketing of chemical and healthcare products.
Alpha Therapeutic Italia, S.p.A. was incorporated on 3 July 2000, with registered offices at Piazza Meda 3, 20121 Milan (Italy), and engages in the distribution and sale of therapeutic products, especially haemoderivatives.
Grifols Asia Pacific Pte, Ltd was incorporated on 10 September 1986 , with registered offices at 501 Orchard Road #20-01 Wheelock Place, Singapore, and its activity consists of the distribution and sale of medical and pharmaceutical products.
Grifols Malaysia Sdn Bhd is partly owned (30%) by Grifols Asia Pacific Pte, Ltd. The registered offices of this company are in Selangor (Malaysia) and it engages in the distribution and sale of pharmaceutical products.
Grifols (Thailand) Ltd was incorporated on 1 September 1995 and its registered offices are at 287 Liberty Square Level 8, Silom Road, Bangkok. Its activity comprises the import, export and distribution of pharmaceutical products. 48% of this company is directly owned by Grifols Asia Pacific Pte., Ltd.
Grifols Polska Sp.z.o.o. was incorporated on 12 December 2003, with registered offices at UL. Nowogrodzka, 68, 00-116, Warsaw, Poland, and engages in the distribution and sale of pharmaceutical, cosmetic and other products.
Australian Corporate Number 073 272 830 Pty Ltd. (formerly Lateral Grifols Diagnostics Pty Ltd.), with registered offices at Unit 5/80 Fairbank, Clayton South, Victoria 3149 (Australia) was incorporated into the Group on 3 March 2009. Its activity comprises the distribution of pharmaceutical products and reagents for diagnostics. This company is 100% directly held by Woolloomooloo Holdings Pty Ltd.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Medion Diagnostics GmbH with registered offices at Lochhamer Schlag 12 D-82166 Gräfelfing (Germany), was incorporated into the Group on 3 March 2009. The Company’s statutory activity consists of the distribution and sale of biotechnological and diagnostic products. This company is directly and fully owned by Medion Grifols Diagnostic AG.
Grifols Nordic, AB (formerly Xepol, AB) with registered offices in Engelbrekts Kyrkogata 7B 114 26 Stockhom, Sweden, was incorporated into the Group on 3 June 2010. Its activity consists of research and development, production and marketing, either directly or through subsidiaries, of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities. This company is 100% directly owned by Grifols, S.A.
Grifols Colombia, Ltda, with registered offices at Cra 7 71-52 TBP 9 Cundinamarca, Bogota, Colombia, was incorporated on 3 June 2010. Its activity consists of the sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reactives for diagnosis and/or sanitary software.
- Services area
The following companies are included in this area:
Grifols, Inc. was incorporated on 15 May 2003 with registered offices at 15 East North Street, Dover (Delaware, USA). Its principal activity is the holding of investments in Group companies.
Grifols Viajes, S.A., with registered offices in Barcelona, Spain, was incorporated into the Group on 31 March 1995 and operates as a retail travel agency exclusively serving Group companies.
Squadron Reinsurance Ltd., with registered offices in Dublin, Ireland, was incorporated into the Group on 25 April 2003 and engages in the reinsurance of Group companies’ insurance policies.
Arrahona Optimus, S.L., with registered offices in Barcelona, Spain, was incorporated into the Group on 28 August 2008. The Company’s statutory activity is the development and construction of offices and business premises. Its only asset is the office complex located in the municipality of Sant Cugat del Vallés.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Gri-Cel, S.A., with registered offices at Avenida de la Generalitat 152, Sant Cugat del Vallés (Barcelona), was incorporated on 9 November 2009. The Company’s statutory activity consists of research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.
Saturn Australia Pty Ltd., with registered offices at Unit 5/80 Fairbank, Clayton South, Victoria 3149 (Australia), was incorporated into the Group on 3 March 2009. Its activity consists of holding shares and investments. This company is directly and fully owned by Woolloomooloo Holdings Pty Ltd.
Saturn Investments AG, with registered offices at c/o Dr. Christoph Straub, Hanibuel 8, CH 6300 Zug (Switzerland) was incorporated into the Group on 3 March 2009. Its activity consists of the holding of shares. This company is directly and fully owned by Saturn Australia Pty Ltd.
Woolloomooloo Holdings Pty Ltd., with registered offices at Unit 5/80 Fairbank, Clayton South, Victoria 3149 (Australia), was incorporated into the Group on 3 March 2009. Its activity consists of holding shares. 49% of this holding company is directly held by Grifols, S.A.
(c) Associates and other participations
Quest Internacional, Inc, 35% owned by Diagnostic Grifols, S.A., with registered offices in Miami, Florida (USA), engages in the manufacture and marketing of reagents and clinical analysis instruments. On 9 November 2010 the Group sold the interest it held in this company.
UTE Salas Blancas, a joint venture participated in 50% by Grifols Engineering, S.A. was formed in 2009 and is domiciled at calle Mas Casanovas 46, Barcelona. Its statutory activity consists of the drafting of the project, execution of works and installation of clean rooms and other facilities in the Banc de Sang i Teixits (blood and tissue bank) wing of a hospital.
Nanotherapix, S.L. was incorporated on 25 June 2009 and is 51% owned by Gri-Cel, S.A. through a share capital increase carried out on 9 March 2010. This company is domiciled at Avenida Generalitat 152, San Cugat del Valles, Barcelona and its activity consists of the development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(2) Basis of Presentation of the Consolidated Financial Statements
The accompanying consolidated financial statements have been authorised for issue by the directors of Grifols, S.A. on the basis of the accounting records of Grifols, S.A. and of the Group companies. The accompanying consolidated financial statements for 2010, 2009 and 2008 have been prepared under International Financial Reporting Standards, as issued by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2010 and 2009, as well as the consolidated results from their operations, consolidated comprehensive income, consolidated cash flows and changes in consolidated equity for the three-year period then ended.
The Group adopted EU-IFRS for the first time on 1 January 2004 and has been preparing its consolidated annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by Capital markets regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.
The Group’s consolidated financial statements for 2010, 2009 and 2008 have been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board, and in the case of Grifols, S.A. and subsidiaries do not differ from IFRS as adopted by the European Union taking into account all mandatory accounting policies and rules and measurement bases with material effect, as well as the alternative treatments permitted by the relevant standards in this connection.
(a) Changes to IFRS in 2010, 2009 and 2008
In accordance with IFRSs, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated financial statements of the Group.
Effective date in 2008
Standards that have not affected the Group
-	Amendment to IAS 39 Reclassification of Financial Assets: Effective Date and Transition (effective date 1 July 2008).

-	IFRIC 16 Hedges of a Net Investment in a Foreign Operation (effective date 1 October 2008).

-	IFRIC 12 Service Concession Arrangements (effective date 1 January 2008).

-	IFRIC 14 IAS 19 The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective date 1 January 2008)

-	Amendments to IAS 39 and IFRS 7: Reclassification of Financial Instruments (effective date 1 July 2008).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Effective date in 2009
a)	Standards effective as of 1 January 2009 that have required changes to accounting policies and presentation

-	IAS 1 Presentation of Financial Statements (revised 2007) (annual periods beginning on or after 1 January 2009). This standard modifies the requirements for presentation of the financial statements, introducing the statement of comprehensive income, which comprises income and other comprehensive income. Entities may also present two separate statements, an income statement showing profit or loss for the year and a statement of other comprehensive income presenting profit or loss for the year and other comprehensive income. When an entity changes an accounting policy retrospectively or makes a retrospective reclassification of items in its financial statements, it must also present a statement of financial position (balance sheet) as at the beginning of the earliest comparative period.

-	IFRS 8 Operating Segments (annual periods beginning on or after 1 January 2009). The impact of this standard mainly relates to the disclosure of financial information by segment. See note 6.

-	IAS 23 Borrowing Costs (revised 2007) (annual periods beginning on or after 1 January 2009). This is a change in accounting policy. The Group applies this standard to borrowing costs related to qualifying assets capitalised on or subsequent to the date this standard became effective. The standard eliminates the possibility of recognising these borrowing costs as an expense, stipulating that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Since 1 January 2009 the Group has capitalised interest amounting to Euros 1,278 thousand (see note 26).

-	Amendments to IFRS 7: “Improving Disclosures about Financial Instruments” (applicable for years beginning on or after 1 January 2009).

b)	Standards effective as of 1 January 2009 that have not affected the Group

-	IFRIC 13 Customer Loyalty Programmes (annual periods beginning after 31 December 2008).

-	IFRS 2 Share-Based Payment: Modifications to vesting conditions and cancellations (applied retrospectively to annual periods beginning on or after 1 January 2009).

-	IAS 32 Financial Instruments: Presentation and IAS 1: Presentation of Financial Statements: Changes to puttable financial instruments and obligations arising on liquidation (effective as of 1 January 2009).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
-	Improvements to IFRSs. This document modifies various standards and is effective for years beginning on or after 1 July 2009.

-	IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements: These changes relate to the measurement of investments in separate financial statements. This standard is applied prospectively for years started on or after 1 January 2009.

-	Embedded derivatives: Amendments to IFRIC 9 and IAS 39 (applicable for years started after 31 December 2008).

-	IFRS 1 First-time Adoption of International Financial Reporting Standards (applicable to annual periods beginning after 31 December 2009). This change does not affect the Group.

-	IFRIC 15 Agreements for the Construction of Real Estate.

-	IFRIC 17 Distribution of Non-Cash Assets to Owners (effective date: 1 July 2009).

-	IFRIC 18 Transfers of Assets from Customers (effective date: 1 July 2009).

-	IAS 39 Financial Instruments: Recognition and Measurement. Changes to the items that can be classified as hedged. The amendment clarifies the types of risks that can be classified as hedged when applying hedge accounting (effective date: 1 July 2009).
Effective date in 2010
-	Amendment to IFRS 2 Group Cash-settled Share Based Payment Transactions (effective date: 1 January 2010).

-	2009 improvements to IFRSs (effective date: 1 January 2010).

-	Amendment to IAS 32 Financial Instruments: Presentation, Classification of Rights Issues (effective date: 1 February 2010).

-	IFRIC 19 Extinguishing financial liabilities with equity instruments (effective date: 1 July 2010).

-	Amendment to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters (effective date: 1 July 2010).

-	IFRS 3 Amendments resulting from May 2010 Annual Improvements (effective date: 1 July 2010).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
- IAS 27 Amendments resulting from May 2010 Annual Improvements (effective date: 1 July 2010).
In accordance with the new IFRS 3 (mandatory application in years starting after 1 July 2009), transaction costs, which differ from costs of issuing debt or equity instruments, are recognised as an expense as incurred. The application of this new standard has an impact on the consolidated financial statements of the Grifols Group (see note 15).
The application of the other standards has not had a significant impact on the Group’s consolidated financial statements or has not been applicable.
Standards issued but not effective on 2010
-	IAS 24 Revised Related Party Disclosures

-	Amendment to IFRIC 14: Prepayment of a minimum funding requirement (effective date: 1 January 2011).

-	IFRS 7 Amendments resulting from May 2010 Annual Improvements (effective date: 1 January 2011).

-	Amendment to IFRIC 13 Customer Loyalty Programmes (effective date: 1 January 2011).

-	IAS 34 Amendments resulting from May 2010 Annual Improvements (effective date: 1 January 2011).

-	IAS 1 Amendments resulting from May 2010 Annual Improvements (effective date: 1 January 2011).
The Group has not applied any of the standards or interpretations issued prior to their deadline. The Company’s directors do not expect that the entry into force of these modifications will have a significant effect on the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(b)	Relevant accounting estimates, assumptions and judgements used when applying accounting principles

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. A summary of the items requiring a greater degree of judgement or complexity, or where the assumptions and estimates made are significant to the preparation of the consolidated financial statements, are as follows:
•	The assumptions used for calculation of the fair value of financial instruments (see note 4 (k)).

•	Measurement of assets and goodwill to determine any related impairment losses (see note 4(i)).

•	Useful lives of property, plant and equipment and intangible assets (see notes 4(g) and 4(h)).

•	Evaluation of the capitalisation of development costs (see note 4(h)).

•	Evaluation of provisions and contingencies (see note 4(r)).

•	Evaluation of the effectiveness of hedging (see note 4(l) and 17 (f)).

•	The application of the definition of a business (see note 4(b)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(c)	Consolidation

The percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2010, 2009 and 2008, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements, are detailed below:

	31/12/10		31/12/09		31/12/08
	Percentage ownership		Percentage ownership		Percentage ownership
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Parent
Grifols, S.A.

Fully-consolidated companies

Laboratorios Grifols, S.A.	99.998	0.002	99.998	0.002	99.998	0.002

Instituto Grifols, S.A.	99.998	0.002	99.998	0.002	99.998	0.002
Movaco, S.A.	99.999	0.001	99.999	0.001	99.999	0.001
Grifols Portugal Productos
Farmacéuticos e Hospitalares, Lda.	0.010	99.990	0.015	99.985	0.015	99.985
Diagnostic Grifols, S.A.	99.998	0.002	99.998	0.002	99.998	0.002
Logister,S.A.	—	100.000	—	100.000	—	100.000
Grifols Chile,S.A.	99.000	—	99.000	—	99.000	—
Biomat,S.A.	99.900	0.100	99.900	0.100	99.900	0.100
Grifols Argentina,S.A.	99.260	0.740	100.000	—	100.000	—
Grifols,s.r.o.	100.000	—	100.000	—	100.000	—
Logistica Grifols S.A de C.V	99.990	0.010	100.000	—	100.000	—
Grifols México,S.A. de C.V.	99.990	0.010	100.000	—	100.000	—
Grifols Viajes,S.A.	99.900	0.100	99.900	0.100	99.900	0.100
Grifols USA, LLC.	—	100.000	—	100.000	—	100.000
Grifols International,S.A.	99.900	0.100	99.900	0.100	99.900	0.100
Grifols Italia,S.p.A.	100.000	—	100.000	—	100.000	—
Grifols UK,Ltd.	100.000	—	100.000	—	100.000	—
Grifols Deutschland,GmbH	100.000	—	100.000	—	100.000	—
Grifols Brasil,Ltda.	100.000	—	100.000	—	100.000	—
Grifols France,S.A.R.L.	99.000	1.000	99.000	1.000	99.000	1.000
Grifols Engineering, S.A.	99.950	0.050	99.950	0.050	99.950	0.050
Biomat USA, Inc.	—	100.000	—	100.000	—	100.000
Squadron Reinsurance Ltd.	100.000	—	100.000	—	100.000	—
Grifols Inc.	100.000	—	100.000	—	100.000	—
Grifols Biologicals Inc.	—	100.000	—	100.000	—	100.000
Alpha Therapeutic Italia, S.p.A.	100.000	—	100.000	—	100.000	—
Grifols Asia Pacific Pte., Ltd.	100.000	—	100.000	—	100.000	—

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	31/12/10		31/12/09		31/12/08
	Percentage ownership		Percentage ownership		Percentage ownership
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Grifols Malaysia Sdn Bhd	—	30.000	—	30.000	—	30.000
Grifols (Thailand) Ltd.	—	48.000	—	48.000	—	48.000
Grifols Polska Sp.z.o.o.	100.000	—	100.000	—	100.000	—
Plasmacare, Inc.	—	100.000	—	100.000	—	100.000
Plasma Collection Centers, Inc.	—	—	—	100.000	—	100.000
Arrahona Optimus S.L.	99.995	0.005	100.000	—	100.000	—
Woolloomooloo Holdings Pty Ltd.	49.000	—	49.000	—	—	—
Lateral Grifols Pty Ltd.	—	49.000	—	49.000	—	—
Australian Corporate Number 073 272 830 Pty Ltd	—	49.000	—	49.000	—	—
Saturn Australia Pty Ltd.	—	49.000	—	49.000	—	—
Saturn Investments AG	—	49.000	—	49.000	—	—
Medion Grifols Diagnostic AG	—	39.200	—	39.200	—	—
Medion Diagnostics GmbH	—	39.200	—	39.200	—	—
Gri-Cel, S.A.	0.001	99.999	0.001	99.999	—	—
Grifols Colombia, Ltda.	99.000	1.000	—	—	—	—
Grifols Nordic AB	100.000	—	—	—	—	—

	31/12/10		31/12/09		31/12/08
	Percentage ownership		Percentage ownership		Percentage ownership
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Companies accounted for using the equity method

Quest International, Inc.	—	—	—	35.000	—	35.000
Nanotherapix, S.L	—	51,000	—	—	—	—
Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and has no power to govern the financial or operating policies of these companies have been accounted for under the equity method.
Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the profit-sharing and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares.
Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
The Group holds 99% of the voting rights in its Australian and Swiss subsidiaries.
On 9 March 2010 one of the Group companies acquired 51% of Nanotherapix, S.L., a technologically based company which engages in advisory services, training of researchers, design and development of technologies, services, know-how, molecules and products applied to biotechnology, biomedicine and pharmaceutical fields. The investment has been made through a share capital increase of Euros 1,474 thousand in 2010 and between 2011 and 2014 successive contributions will be made through additional yearly share capital increases amounting to Euros 1,472 thousand. These contributions are dependent on certain shareholders of Nanotherapix, S.L. performing research advisory and management tasks for this company. The acquisition of Nanotherapix, S.L. has been treated as an equity-accounted joint venture, as the company’s strategic and operational decisions require unanimous consent of the parties sharing control and Grifols does not have the majority vote in the board of directors. Due to the losses incurred by Nanotherapix, S.L., impairment has been made for part of the investment in 2010 (see note 10).
On 3 June 2010 the Group acquired 100% of Xepol AB (now Grifols Nordic AB) which holds the intellectual property rights for the treatment of the post-polio syndrome which includes patents for the USA, Europe and Japan for a specific method of treatment for this syndrome using intravenous immunoglobulin (haemoderivative). The sum paid for this acquisition amounted to Euros 2,255 thousand. The assets acquired and liabilities assumed do not constitute a business pursuant to the definition provided in IFRS 3 and, therefore, the transaction has been recognised as the acquisition of an intangible asset.
On 9 November 2010 the Group sold the 35% interest it held in the US company Quest International, Inc. for a sales price of Euros 621 thousand.
(3) Business Combinations
(a) Acquisition of plasma collection centre from AmeriHealth Plasma LLC.
On 1 April 2008 the Group acquired through Biomat USA, Inc. a plasma collection centre in the USA from AmeriHealth Plasma LLC.
The business combination cost included a contingent price of Euros 1,328 thousand based on the number of litres of certain products obtained during the following three years. The contingent price has been determined based on the present value of the estimated payments during the aforementioned period. In 2009 the estimated contingent price increased by Euros 225 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Details of the aggregate business combination cost and fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	Thousands of Euros
	2009	2008
Cost of the business combination
Cash paid	632	632
Fair value of deferred payment	1,968	1,743

	2,600	2,375

Fair value of net assets acquired	3	3

Goodwill	2,597	2,372

	(see note 7)	(see note 7)
Goodwill generated in the acquisition is attributed to the blood donors list of the plasma centre, an intangible which is not a contractual or separable asset and other expected benefits from the business combination related with the assets and activities of the Group.
Had the acquisition taken place at 1 January 2008, the Group’s revenue and consolidated profit for the year would not have varied significantly. The profit generated between the acquisition date and 31 December 2008 is immaterial.
(b) Acquisition of Australian-Swiss group
On 3 March 2009 the Group acquired 49% of the economic rights and 99% of the voting rights in a holding company of the Australian-Swiss group Woolloomooloo Holdings Pty Ltd, thereby gaining control of this group, for Euros 25 million through a share capital increase fully subscribed by Grifols, S.A.
Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date were follows:

Thousands of Euros
Cost of the business combination
Cash paid	25,000
Fair value of deferred payment	497

Total cost of the business combination	25,497
Fair value of net assets acquired	9,307

Goodwill	16,190

(see note 7)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Although at 3 March 2009 not all the information necessary to allocate the purchase price correctly between the different balance sheet captions used in the business combination was available to the Group, further information was obtained at 31 December 2009 which made it possible to allocate assets and liabilities more accurately in accordance with the amounts indicated in the table above. Upon completion of the analysis, no changes have arisen to the estimate made at 31 December 2009.
Goodwill generated in the acquisition is attributed to the synergies and other expected benefits from the business combination of the assets and activities of the Group.
The Australian-Swiss Group provides the commercial strength required by Grifols to consolidate and increase its presence in the diagnostic markets of Australia and New Zealand, which until this acquisition consisted only of the sale of instruments through distributors.
After obtaining the licence for Flebogamma DIF in Australia (next generation IVIG), Grifols haemoderivatives began to be commercialised in this country.
Grifols’s investment also included the acquisition under the same terms, of Medion, located in Switzerland, which has developed new technology for determining blood groups, supplementary to that used by Grifols.
Had the acquisition taken place at 1 January 2009, the Group’s revenue and consolidated profit for the period would not have varied significantly. Accumulated losses incurred by the Australian-Swiss group attributable to the Group results from the date of acquisition to 31 December 2009 amounted to Euros 652 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
At the date of acquisition the amounts of recognised assets, liabilities and contingent liabilities are as follows:

	Thousands of Euros
	Fair value	Book value
Intangible assets (note 8)	6,525	476
Property, plant and equipment (note 9)	2,307	3,113
Deferred tax assets (note 29)	500	258
Inventories (note 12)	3,549	3,549
Trade and other receivables	2,096	2,096
Other assets	293	293
Cash and cash equivalents	10,112	10,112

Total assets	25,382	19,897

Trade and other payables	3,165	3,165
Other liabilities	1,273	1,272
Deferred tax liabilities (note 29)	1,761	551

Total liabilities and contingent liabilities	6,199	4,988

Total net assets	19,183	14,909

Non-controlling interests (note 19)	(9,876)

Total net assets acquired	9,307

Goodwill (note 7)	16,190

Cash paid	25,497
Cash and cash equivalents of the acquired company	(10,112)

Cash outflow for the acquisition	15,385

Intangible assets were measured at fair value. The royalty relief method has been used to measure certain patents acquired by the Group. An 8% royalty was considered, together with a discount rate after tax of 10%. Patents were measured on the basis of projected sales for a fifteen-year period.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(4) Accounting and Valuation Principles Applied
(a) Subsidiaries
Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly through other subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights held by the Group or other entities that are exercisable or convertible at the end of each reporting period are considered.
Information on subsidiaries forming the consolidated Group is included in note 2 (c).
The income, expenses and cash flows of subsidiaries are included in the consolidated financial statements from the date of acquisition, which is when the Group takes control, until the date that control ceases.
All significant balances and transactions as well as any unrealised gains or losses are eliminated in the consolidation process.
The accounting principles and criteria used by subsidiaries have been consistent with those applied by the Company in the preparation of the consolidated financial statements.
The financial statements of subsidiaries refer to the same date and the same reporting period as the financial statements of Grifols, S.A.
(b) Business combinations
As permitted by IFRS 1: First-time Adoption of International Financial Reporting Standards, the Group has recognized only business combinations that occurred on or after 1 January 2004, date of transition to IFRS, using the acquisition method. Entities acquired prior to that date were recognised in accordance with accounting principles prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.
The Group applies the revised IFRS 3: Business Combinations in transactions made subsequent to 1 January 2010.
The Company applies the acquisition method for business combinations.
The acquisition date is the date on which the Company obtains control of the acquiree.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Business combinations made subsequent to 1 January 2010
The consideration transferred in a business combination is determined at acquisition date and calculated as the sum of the fair values of the assets transferred, the liabilities incurred or assumed, the equity interests issued and any asset or liability contingent consideration depending on future events or the compliance of certain conditions in exchange for the control of the business acquired.
The consideration transferred excludes any payment that does not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognised as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognised.
At the acquisition date the Group recognizes, at fair value, the assets acquired and liabilities assumed. Liabilities assumed include contingent liabilities provided that they represent present obligations that arise from past events and their fair value can be measured reliably. The Group also recognises indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.
This criteria does not include non-current assets or disposable groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.
Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.
The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to minority interests, is recognised as goodwill. Where the excess is negative, a bargain purchase gain is recognized immediately in profit and loss.
Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Business combinations made prior to 1 January 2010
The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent considerations or subsequent variations to contingent considerations are recognised as a prospective adjustment to the cost of the business combination.
Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognised as goodwill. If the acquirer’s interest in the fair value of net assets exceeds the cost of the business combination, the difference remaining after reassessment is recognised by the acquirer in profit and loss.
(c) Non-controlling interests
Prior to adoption of IFRS 3 (Revised) non-controlling interests in subsidiaries acquired after 1 January 2004 were recognised at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognised at the proportional part of the equity of the subsidiaries at the date of first consolidation.
Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the parent. Non-controlling interests’ share in consolidated profit or loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated income statement (consolidated statement of comprehensive income).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights and after discounting the effect of dividends, agreed or otherwise, on preference shares with cumulative rights classified in equity accounts. However, Group and non-controlling interests are calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries.
The excess of losses attributable to non-controlling interests, which cannot be attributed to the latter as such losses exceed their interest in the equity of the Company, is recognised as a decrease in the equity of the Company, except when the non-controlling interests are obliged to assume part or all of the losses and are in a position to make the necessary additional investment. Subsequent profits obtained by the Group are attributed to the Company until the non-controlling interests’s share in prior years’ losses is recovered.
As of 1 January 2010 and in accordance with IFRS 3 (Revised), profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent company and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognised as a separate transaction.
(d) Associates and joint ventures
Associates
Associates are entities over which the Company has significant direct or indirect influence through subsidiaries. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The existence of potential voting rights that are currently exercisable or convertible, including potential voting rights held by the Group or other entities, are considered when assessing whether an entity has significant influence.
Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.
Details of investments accounted for using the equity method are included in note 2 (c).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Purchases of shareholdings in associates are recognised applying the acquisition method, as described for subsidiaries. Any excess of cost of acquisition over the part of fair value of the identifiable net assets acquired is considered as goodwill, which is included in the fair value of the investment. If the cost of acquisition is less than the fair value of identifiable net assets acquired, the difference is recognised when determining the investor’s share in the profit of the associate in the period of acquisition.
The Group’s share in the profit or loss of the associates from the date of acquisition is recognised as an increase or decrease in the value of the investments, with a credit or debit to profit or loss of associates accounted for using the equity method of the consolidated income statement (consolidated statement of comprehensive income). The Group’s share in other comprehensive income of the associate obtained from the date of acquisition is recognised as an increase or decrease in the investment in the associate with a balancing entry on a separate line in other comprehensive income. The distribution of dividends is recognised as a decrease in the value of the investment. The Group’s share of profit and loss, including impairment losses recognised by the associates, is calculated based on income and expenses arising from application of the purchase method.
The Group’s share in the profit or loss of an associate and changes in equity are calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates.
Losses of an associate attributable to the Group are limited to the extent of its interest, except where the Group has legal or implicit obligations or when payments have been made on behalf of the associate. For the purpose of recognising losses in associates, net investments are considered as the carrying amount of the investment after application of the equity method plus any other item which in substance forms part of the investment in the associate. Subsequent profits attributable to those associates for which impairment losses are limited are recognised to the extent of the previously unrecognised losses.
Unrealised gains and losses on transactions between the Group and associates are only recognised when they relate to interests of other unrelated investors, except in the case of unrealised losses evidencing the impairment of the transferred asset.
The accounting policies of associates have been harmonised in terms of timing and measurement, applying the policies described for subsidiaries.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Joint ventures
Joint ventures are those in which there is a contractual agreement to share the control over an economic activity, in such a way that strategic financial and operating decisions relating to the activity require the unanimous consent of the Group and the remaining venturers.
Investments in joint ventures are accounted for using the equity method.
The acquisition cost of investments in joint ventures is determined consistently with that established for investments in associates.
(e) Foreign currency transactions
(i) Functional currency and presentation currency
The consolidated financial statements are presented in thousands of Euros, which is the functional and presentation currency of the Company.
(ii) Transactions, balances and cash flows in foreign currency
Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction.
Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined.
In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognised separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.
(iii) Translation of foreign operations
The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:
• Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at each balance sheet date.
• Income and expenses, including comparative amounts, are translated into thousands of Euros using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;
• All resulting exchange differences are recognised as translation differences in equity.
In the consolidated statement of cash flows, cash flows, including comparative balances, of the subsidiaries and foreign joint ventures are translated into thousands of Euros applying the exchange rates prevailing at the transaction date.
(f) Borrowing costs
In accordance with IAS 23: Borrowing Costs, since 1 January 2009 the Group recognises interest cost directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalised borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalised cannot exceed the amount of borrowing costs incurred during that period. The capitalised interest cost includes adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
The Group begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditures for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalisation of borrowing costs is suspended when active development is interrupted for extended periods.
(g) Property, plant and equipment
(i) Initial recognition
Property, plant and equipment are recognised at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalised production costs are recognised by allocating the costs attributable to the asset to “self-constructed non-current assets” in the consolidated income statement.
At 1 January 2004, upon their first application of IFRS-EU, the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1: First-time Adoption of IFRS.
(ii) Depreciation
Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost less its residual value. The Group determines the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.
Depreciation of property, plant and equipment is determined based on the following criteria outlined belows:

Depreciation
	method	Rates
Buildings	Straight line	1% - 3%
Plant and machinery	Straight line	8%-10%
Other installations, equipment and furniture	Straight line	10% - 30%
Other property, plant and equipment	Straight line	16% - 25%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.
(iii) Subsequent recognition
Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future economic benefits and for which the amount may reliably be measured are capitalised. Costs of day-to-day servicing are recognised in profit and loss as incurred.
The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if the recognition criteria are met. The carrying amount of those parts that are replaced is derecognised in accordance with the derecognition provisions of IAS 16.
(iv) Impairment
The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in section (i) of this note.
(h) Intangible assets
(i) Goodwill
Goodwill is generated on business combinations. As permitted by IFRS 1: First-time Adoption of International Financial Reporting Standards, the Group has recognised only business combinations that occurred on or after 1 January 2004, the date of transition to IFRS-EU, using the acquisition method. Entities acquired prior to that date were recognised in accordance with accounting principles prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.
Goodwill is not amortised, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(ii) Internally generated intangible assets
Any research and development expenditure incurred during the research phase of projects is recognised as an expense when incurred.
Costs related with development activities are capitalised when:
• The Group has technical studies justifying the feasibility of the production process.
• The Group has undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use.
• The asset will generate sufficient future economic benefits.
• The Group has sufficient financial and technical resources to complete development of the asset and has developed budget and cost accounting control systems which allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.
The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalised by allocating the costs attributable to the asset to self-constructed assets in the consolidated income statement.
Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which the Group as a whole operates are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.
(iii) Other intangible assets
Other intangible assets are carried at cost, less accumulated amortisation and impairment losses.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(iv) Emission rights
Emission rights, which are recognised when the Group becomes entitled to such rights, are carried at cost less accumulated impairment. Rights acquired free of charge or at a price substantially lower than fair value, are recognised at fair value, which is generally the market value of the rights at the start of the calendar year. The difference between fair value and, where appropriate, the amount received, is recognised under “government grants”. Government grants are recognised in profit or loss in line with the emission of gases in proportion to total emissions foreseen for the complete period for which the emission rights have been received, irrespective of whether the rights previously received have been sold or impaired.
Under the terms of Law 1 of 9 March 2005 governing greenhouse gas emission rights, emission rights deriving from a certified reduction in emissions or from a unit created to reduce emissions through clean development mechanisms or a pooling of rights, are carried at cost of production using the same criteria as for inventories.
Emission rights are not amortised. The Group derecognises emission rights on a weighted average cost basis.
(v) Useful life and amortisation rates
The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by the Group as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.
Intangible assets with indefinite useful lives are not amortised but tested for impairment at least annually.
Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation	Estimated years of
	method	useful life
Development expenses	Straight line	3 – 5
Concessions, patents, licences, trademarks and similar	Straight line	5 – 15
Software	Straight line	3 – 6
The depreciable amount is the cost or deemed cost of an asset less its residual value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
The Group reviews the residual value, useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.
(i) Impairment of non-financial assets subject to depreciation or amortisation
The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.
Irrespective of any indication of impairment, the Group tests for possible impairment of goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives not yet available for use, at least annually.
The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.
Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognised in the consolidated income statement.
Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.
Impairment losses recognised for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.
At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
A reversal of an impairment loss is recognised in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised.
The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognised.
(j) Leases
(i) Lessee accounting records
The Group has the right to use certain assets through lease contracts.
Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases.
•	Finance leases

At the commencement of the lease term, the Group recognises finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognised as an expense in the years in which they are incurred.

•	Operating leases

Lease payments under an operating lease (excluding insurance and maintenance) are recognised as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(ii) Leasehold improvements
Non-current investments in properties leased from third parties are classified using the same criteria as for property, plant and equipment. Investments are amortised over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease.
(k) Financial instruments
(i) Classification of financial instruments
Financial instruments are classified on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument set out in IAS 32: Financial Instruments — Presentation.
Financial instruments are classified into the following categories: financial assets and financial liabilities at fair value through profit and loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The Group classifies financial instruments into different categories based on the nature of the instruments and management’s intentions on initial recognition.
Regular way purchases and sales of financial assets are recognised at trade date, when the Group undertakes to purchase or sell the asset.
a) Financial assets at fair value through profit or loss
Financial assets and financial liabilities at fair value through profit or loss are those which are classified as held for trading or which the Group designated as such on initial recognition.
A financial asset or liability is classified as held for trading if:
• it is acquired or incurred principally for the purpose of selling or repurchasing it in the near term
• it forms part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or
• it is a derivative, except for a derivative which has been designated as a hedging instrument and complies with conditions for effectiveness or a derivative that is a financial guarantee contract.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised as an expense.
The Group does not reclassify any financial assets or liabilities from or to this category while they are recognised in the consolidated balance sheet.
b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified in other financial asset categories. These assets are recognised initially at fair value, including transaction costs, and are subsequently measured at amortised cost using the effective interest method.
c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated specifically to this category or do not comply with requirements for classification in the above categories.
Available-for-sale financial assets are initially recognised at fair value, plus any transaction costs directly attributable to the purchase.
After initial recognition, financial assets classified in this category are measured at fair value and any gain or loss is accounted for in other comprehensive income recognised in equity. On disposal of the financial assets, amounts recognised in other comprehensive income or the impairment losses are reclassified to profit or loss.
d) Financial assets and liabilities carried at cost
Investments in equity instruments whose fair value cannot be reliably measured and derivative instruments that are linked to and must be settled by delivery of such unquoted equity instruments, are measured at cost.
e) Financial assets and liabilities at fair value through profit or loss
Financial assets and financial liabilities at fair value through profit or loss, which comprise derivatives, are initially recognised at fair value and after initial recognition are recognised at fair value through profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(ii) Offsetting principles
A financial asset and a financial liability can only be offset when the Group currently has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
(iii) Fair value
The fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The Group generally applies the following systematic hierarchy to determine the fair value of financial assets and financial liabilities:
• Firstly, the Group applies the quoted prices of the most advantageous active market to which the entity has immediate access, adjusted where appropriate to reflect any differences in counterparty credit risk between instruments traded in that market and the one being valued. The quoted market price for an asset held or liability to be issued is the current bid price and, for an asset to be acquired or liability held, the asking price. If the Group has assets and liabilities with offsetting market risks, it uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or asking price to the net open position as appropriate.
• When current bid and asking prices are unavailable, the price of the most recent transactions is used, adjusted to reflect changes in economic circumstances.
• Otherwise, the Group applies generally accepted measurement techniques using, insofar as is possible, market data and, to a lesser extent, specific Group data.
(iv) Amortised cost
The amortised cost of a financial asset or liability is the amount at which the asset or liability was measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and maturity amount and minus any reduction for impairment or uncollectibility.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(v) Impairment of financial assets carried at cost
The amount of the impairment loss on assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed and are therefore recognised directly against the value of the asset and not as an allowance account.
(vi) Impairment of available-for-sale financial assets
When a decline in the fair value of an available-for-sale financial asset at fair value through profit or loss has been accounted for in other comprehensive income, the accumulative loss is reclassified from equity to profit or loss when there is objective evidence that the asset is impaired, even though the financial asset has not been derecognised. The impairment loss recognised in profit and loss is calculated as the difference between the acquisition cost, net of any reimbursements or repayment of the principal, and the present fair value, less any impairment loss previously recognised in profit and loss for the year.
Impairment losses relating to investments in equity instruments are not reversible and are therefore recognised directly against the value of the asset and not as a corrective provision.
If the fair value of debt instruments increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the increase is recognised in profit and loss up to the amount of the previously recognised impairment loss and any excess is accounted for in other comprehensive income recognised in equity.
(vii) Financial liabilities
Financial liabilities, including trade and other payables, which are not classified at fair value through profit or loss, are initially recognised at fair value less any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, liabilities classified under this category are measured at amortised cost using the effective interest method.
(viii) Derecognition of financial assets
The Group applies the criteria for derecognition of financial assets to part of a financial asset or part of a group of similar financial assets or to a financial asset or group of similar financial assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Where the Group retains the contractual rights to receive cash flows, it only derecognises financial assets when it has assumed a contractual obligation to pay the cash flows to one or more recipients and if the following requirements are met:
•	Payment of the cash flows is conditional on their prior collection.

•	The Group is unable to sell or pledge the financial asset.

•	The cash flows collected on behalf of the eventual recipients are remitted without material delay and the Group is not entitled to reinvest the cash flows. This criterion is not applicable to investments in cash or cash equivalents made by the Group during the settlement period from the collection date to the date of required remittance to the eventual recipients, provided that interest earned on such investments is passed on to the eventual recipients.
If the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:
•	If the Group has not retained control, it derecognises the financial asset and recognises separately as assets or liabilities any rights and obligations created or retained in the transfer.

•	If the Group has retained control, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset and recognises an associated liability. The extent of the Group’s continuing involvement in the transferred asset is the extent to which it is exposed to changes in the value of the transferred asset. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. The associated liability is measured in such a way that the carrying amount of the transferred asset and the associated liability is equal to the amortised cost of the rights and obligations retained by the Group, if the transferred asset is measured at amortised cost, or to the fair value of the rights and obligations retained by the Group, if the transferred asset is measured at fair value. The Group continues to recognise any income arising on the transferred asset to the extent of its continuing involvement and recognises any expense incurred on the associated liability. Recognised changes in the fair value of the transferred asset and the associated liability are accounted for consistently with each other in profit and loss or equity, following the general recognition criteria described previously, and are not offset.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the consideration received is recognised in equity. Transaction costs are recognised in profit and loss using the effective interest method.
(l) Hedge accounting
Hedging financial instruments are initially recognised using the same criteria as those described for financial assets and financial liabilities. Hedging financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets and financial liabilities at fair value through profit and loss. Derivative financial instruments which qualify for hedge accounting are initially measured at fair value.
At the inception of the hedge the Group formally designates and documents the hedging relationships and the objective and strategy for undertaking the hedges. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and in subsequent years in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis).
Cash flow hedges
The Group recognises the portion of the gain or loss on the measurement at fair value of a hedging instrument that is determined to be an effective hedge in other comprehensive income. The ineffective portion and the specific component of the gain or loss or cash flows on the hedging instrument, excluding the measurement of the hedge effectiveness, are recognised with a debit or credit to finance expenses or finance income.
If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised in other comprehensive income are reclassified from equity to profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss and under the same caption of the consolidated income statement (consolidated statement of comprehensive income).
(m) Company own shares
The Group’s acquisition of equity instruments of the Company is recognised separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with own equity instruments are not recognised in consolidated profit or loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
The subsequent redemption of Company shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to accumulated gains.
Transaction costs related with own equity instruments, including the issue costs related with a business combination, are accounted for as a deduction from equity, net of any tax effect.
Transactions realized in instruments of the Company’s own equity are shown under equity and any gains or losses are also credited or debited against reserves.
(n) Inventories
Inventories are measured at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.
The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production.
The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out (FIFO) basis.
The Group uses the same cost model for all inventories of the same nature and with a similar use within the Group.
Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.
The cost of inventories is adjusted against profit and loss when cost exceeds the net realisable value. Net realisable value is considered as follows:
•	Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•	Goods for resale and finished goods: estimated selling price, less costs to sell.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
•	Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.
The previously recognised reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realisable value of the inventories. Write-downs may be reversed with a credit to inventories of finished goods and work in progress and supplies.
(o) Cash and cash equivalents
Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition.
The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed by the Company are classified under investing and financing activities, respectively.
(p) Government grants
Government grants are recognised in the balance sheet when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached.
(i) Capital grants
Outright capital grants are initially recognised as deferred income in the consolidated balance sheet. Income from capital grants is recognised as other income in the consolidated income statement in line with the depreciation of the corresponding financed assets.
(ii) Operating grants
Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognised as other income in the consolidated income statement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(iii) Interest rate grants
Financial liabilities comprising implicit assistance in the form of below market interest rates are initially recognised at fair value. The difference between this value, adjusted where necessary for the emission costs of the financial liability and the amount received, is recognised as an official grant based on the nature of the grant awarded.
(q) Employee benefits
(i) Defined contribution plans
The Group recognises the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognised as an employee benefit expense in the corresponding consolidated income statement in the year that the contribution was made.
(ii) Termination benefits
Termination benefits payable that do not relate to restructuring processes in progress are recognised when the Group is demonstrably committed to terminating the employment of current employees prior to retirement date. The Group is demonstrably committed to terminating the employment of current employees when a detailed formal plan has been prepared and there is no possibility of withdrawing or changing the decisions made.
(iii) Short-term employee benefits
The Group recognises the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognised when the absences occur.
The Group recognises the expected cost of profit-sharing and bonus payments when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made.
(r) Provisions
Provisions are recognised when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The discount rate does not reflect risks for which future cash flow estimates have been adjusted.
If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated income statement item where the corresponding expense was recognised.
(s) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the sale of goods and services, net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognised as a reduction in revenues if considered probable at the time of revenue recognition.
(i) Sale of goods
The Group recognises revenue from the sale of goods when:
• the Group has transferred to the buyer the significant risks and rewards of ownership of the goods.
• the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
• the amount of revenue can be measured reliably;
• it is probable that the economic benefits associated with the transaction will flow to the Group; and
• the costs incurred or to be incurred in respect of the transaction can be measured reliably.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(ii) Rendering of services
Revenues associated with the rendering of service transactions are recognised by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably, i.e., when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group.
When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of the expenses recognised that are recoverable.
(iii) Revenue from dividends
Revenue from dividends is recognised when the Group’s right to receive payment is established.
(iv) Revenue from interest on delayed collections
Under European legislation governing credit periods allowed by government entities (Social Security, in the case of the Group) to pay suppliers under government contracts, certain subsidiaries of the Group recover delay interest prescribed by legislation, after forward claims have been made in courts of law. To the extent that such delay interest claims are recognized by the courts and collected, the Group accrues interest on the basis of its historical experience.
(t) Income taxes
The income tax expense and tax income for the year comprises current tax and deferred tax.
Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base.
Current and deferred tax are recognised as income or an expense and included in profit or loss for the year except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or a business combination.
(i) Taxable temporary differences
Taxable temporary differences are recognised in all cases except where:
•	They arise from the initial recognition of goodwill or an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable income;

•	They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.
(ii) Deductible temporary differences
Deductible temporary differences are recognised provided that:
•	It is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the differences arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

•	The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset.
Tax planning opportunities are only considered on evaluation of the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilised.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(iii) Measurement
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities.
At year end the Group reviews the carrying amount of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset.
Deferred tax assets which do not meet the above conditions are not recognised in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognised currently meet the conditions for recognition.
(iv) Offset and recognition
The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realise the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.
Deferred tax assets and liabilities are recognised in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement.
(u) Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(v) Classification of assets and liabilities as current and non-current
The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:
•	Assets are classified as current when they are expected to be realised, or are intended for sale or consumption in the Group’s normal operating cycle within twelve months after the balance sheet date and they are held primarily for the purpose of trading. Cash and cash equivalents are also classified as current, except where they may not be exchanged or used to settle a liability, at least within twelve months after the balance sheet date.

•	Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle within 12 months after the balance sheet date and they are held primarily for the purpose of trading, or where the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•	Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting period, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting period and before the consolidated financial statements are authorised for issue.
(5) Financial Risk Management Policy
(a) General
The Group is exposed to the following risks associated with the use of financial instruments:
•	Credit risk

•	Liquidity risk

•	Market risk
This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 32.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
The Group’s risk management policies are established in order to identify and analyse the risks to which the Group is exposed, establish suitable risk limits and controls, and control risks and compliance with limits. Risk management procedures and policies are regularly reviewed to ensure they take into account changes in market conditions and in the Group’s activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations.
The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee.
Credit risk
Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets.
Trade receivables
The Group is not exposed to significant credit risk because most of the customers belong to the public healthcare system. The risk to which receivables from these entities are exposed is a risk of delays in payment. Group companies mitigate this risk by exercising their right to receive legal interest.
Furthermore, no significant bad debt issues have been detected in the markets in which it sells to private entities.
In the US market, the Group sells the majority of its products to distributors who in turn sell them to retail pharmacies, hospitals, homecare companies, and other health care facilities. Prices and quantities are contracted between the Group and the dispensing entities, either individually or through Group Purchase Organizations (GPOs). Group Purchasing Organizations are buying alliances of large numbers of hospitals and allied organizations that deliver cost-savings and efficiency benefits by leveraging their combined purchasing power. Other channels of distribution are primarily focused on sales directly to specialty pharmacies, haemophilia treatment centres and government entities. No significant bad debt issues have been detected with the customers the Group sells to.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
The Group recognises valuation adjustments for impairment equivalent to its best estimate of the losses incurred in relation to trade and other receivables. The main valuation adjustments made are based on specific losses related with identified risks that are individually significant, while the bad debt risk in the Group is low because a significant proportion of receivables are due from public entities.
Financial instruments and deposits
The Group has invested part of the resources generated by the issue of bonds in the United States in deposits with financial institutions with sound credit ratings.
Liquidity risk
Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation.
The Group ensures the availability of financing through a sufficient amount of committed credit facilities to meet its payment obligations at due dates.
The Group issued bonds in the United States during 2009. The resources generated will enable the Group to extend the life of its debt from current to non-current and ensure that the necessary financial resources are available to implement its future plans. The resources generated have therefore been used to pay current and non-current liabilities, with the remaining amount, totalling Euros 211,539 thousand recognised as a current investment under “Cash and cash equivalents” at 31 December 2010 (Euros 237,777 thousand at 31 December 2009) (see note 22).
In the balance sheet at 31 December 2010, 22% of the financial liabilities is current and 78% non-current, while at 31 December 2009, 14% was current and 86% non-current.
Market risk
Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimising returns.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(i) Currency risk
The Group operates internationally and is therefore exposed to currency risks when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.
The Group holds several investments in foreign operations, the net assets of which are exposed to currency risk. Currency risk affecting net assets of the Group’s foreign operations in US Dollars are mitigated primarily through borrowings in the corresponding foreign currencies.
The Group’s main exposure to currency risk is due to the US Dollar, which is used in a significant percentage of transactions in foreign currencies. Since the Company had US Dollar revenues that were, as a proportion, 96.9% of US Dollar expenses during 2010, the Group has a natural hedge against US Dollar fluctuations and therefore the risks associated with such exchange-rate fluctuations are minimal.
Details of the Group’s exposure to currency risk at 31 December 2010, 2009 and 2008 of principal financial instruments are shown in note 32.
(ii) Interest-rate risk
The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. During 2010 and because of the issue of bonds in 2009 (see note 22 (a.1.1)), a significant portion of liabilities bear fixed interest rates, whereas the rest of the financial liabilities with banks bear variable interest rates. Nevertheless, the Group has a variable to fixed interest-rate swap for loans of Euros 50,000 thousand maturing in 2013 (see note 32).
(iii) Market price risk
The Group has signed two unquoted futures contracts, the underlying asset of which is shares in Grifols, S.A. It is therefore exposed to risk of value fluctuations.
Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a sector which is highly concentrated.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(b) Capital management
The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The directors control capital performance using rates of returns on equity (ROE) and returns on invested capital (ROIC). The board of directors also controls the level of dividends paid to shareholders.
In 2010, the ROE stood at 16.7% (26.1% in December 2009 and 25.3% in December 2008) and the ROIC at 11.2% (13.9% in December 2009 and 15.3% in December 2008). The ROE is calculated by dividing profit attributable to the Company by the equity attributable to the Company. The ROIC is calculated by dividing operating profit after income tax by invested capital, which is equal to total assets less cash, less other current financial assets and less current and non-current financial liabilities excluding current and non-current borrowings.
Compared with these rates, the weighted average finance expense for interest-bearing liabilities (excluding liabilities with implicit interest) has been 4.8% in 2010 (3.9% in 2009 and 5.2% in 2008). Considering the September 2009 issue of bonds in the USA, the weighted average finance expense for interest-bearing liabilities for the fourth quarter of 2009 was 5.1%.
The Group has no share-based payment schemes for employees.
At 31 December 2010 the Group holds own shares equivalent to 0.07% of its share capital (0.03% at 31 December 2009). The Group does not have a formal plan for repurchasing shares.
(6) Segment Reporting
In accordance with IFRS 8: Operating Segments, financial information for operating segments is reported in the accompanying Appendix I, which forms an integral part of this note to the consolidated financial statements.
Group companies are divided into three areas: companies from the industrial area, companies from the commercial area and companies from the services area. Within each of these areas, activities are organised based on the nature of the products and services manufactured and marketed.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:
•	Balance sheet: cash and cash equivalents, receivables, public entities, deferred tax assets and liabilities, loans and borrowings and certain payables.

•	Income statement: general administration expenses, other operating income / expenses, finance income / expense and income tax.
There have been no inter-segment sales.
(a) Operating segments
The operating segments defined by the Group are as follows:
•	Bioscience: including all activities related with products deriving from human plasma for therapeutic use.

•	Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.

•	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

•	Raw materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.
Details of net sales by groups of products for 2010, 2009 and 2008 as a percentage of net sales are as follows:

	% of sales
	2010	2009	2008
Hemoderivatives	77.9%	76.0%	75.6%
Other hemoderivatives	0.2%	0.2%	0.3%
Transfusional medicine	7.9%	8.2%	7.3%
In vitro diagnosis	3.1%	3.1%	3.2%
Fluid therapy and nutrition	5.0%	5.2%	5.7%
Hospital supplies	4.1%	4.2%	4.4%
Raw materials	0.5%	2.5%	2.8%
Other	1.3%	0.6%	0.7%

	100%	100%	100%

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
     (b) Geographical information
Geographical information is grouped into four areas:
•	Spain

•	Rest of the European Union

•	United States of America

•	Rest of the world
The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.
     (c) Main customer
No entity represents 10% or more of the Group’s sales.
(7) Goodwill
Details of and movement in goodwill in the year 2008 are as follows:

	Thousands of Euros
	Balances at	Business	Translation	Balances at
	31/12/07	combinations	differences	31/12/08
Net value

Grifols UK,Ltd.	9,369	—	(2,156)	7,213
Grifols Italia,S.p.A.	6,118	—	—	6,118
Biomat USA, Inc.	85,390	2,372	5,256	93,018
Plasmacare, Inc.	34,912	—	2,017	36,929
Plasma Collection Centers, Inc.	14,454	—	835	15,289

	150,243	2,372	5,952	158,567

		(note 3(a ))

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Details of and movement in goodwill in the year 2009 are as follows:

	Thousands of Euros
	Balances at	Business	Translation	Balances at
	31/12/08	combinations	differences	31/12/09
Net value

Grifols UK,Ltd.	7,213	—	523	7,736
Grifols Italia,S.p.A.	6,118	—	—	6,118
Biomat USA, Inc.	93,018	225	(3,154)	90,089
Plasmacare, Inc.	36,929	—	(1,253)	35,676
Plasma Collection Centers, Inc.	15.289	—	(519)	14,770
Woolloomooloo Holdings Pty Ltd.	—	16,190	3,421	19,611

	158,567	16,415	(982)	174,000

		(note 3(a) and 3(b))
Details of and movement in goodwill in the year 2010 are as follows:

	Thousands of Euros
	Balances at		Translation	Balances at
	31/12/09	Transfers	differences	31/12/10
Net value

Grifols UK,Ltd.	7,736	—	246	7,982
Grifols Italia,S.p.A.	6,118	—	—	6,118
Biomat USA, Inc.	90,089	14,770	8,193	113,052
Plasmacare, Inc.	35,676	—	2,788	38,464
Plasma Collection Centers, Inc.	14,770	(14,770)	—	—
Woolloomooloo Holdings Pty Ltd.	19,611	—	4,221	23,832

	174,000	—	15,448	189,448

Impairment testing:
Goodwill has been allocated to each of the Group’s cash-generating units (CGUs) in accordance with their respective business segments and on a geographical basis, this being the lowest level at which goodwill is controlled by management for management purposes and lower than the operating segments. Plasma Collection Centers, Inc. and Plasmacare, Inc. are integrated into the management of Biomat USA, Inc. for the purpose of impairment analysis.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Goodwill has been allocated to the cash generating units as follows:
-	UK: bioscience segment

-	Italy: bioscience segment

-	USA: bioscience segment

-	Australia: mainly to the Diagnostics segment.
The recoverable amount of a CGU is determined based on its value in use. These calculations are based on cash flow projections from the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.
The key assumptions used in calculating value in use of the CGUs have been as follows:

	Growth rate		Discount rate after tax
	2010	2009	2010	2009
Bioscience	2% - 3%	3%	8% - 8.5%	8%

Diagnostic	2%	2%	8.30%	8.7%
Management determines budgeted gross margins based on past experience and forecast market development. Average weighted growth rates are coherent with the forecasts included in industry reports. The discount rates used reflect specific risks related to the CGUs.
Paragraph A20 of IAS 36 requires the discount rate used to be a pre-tax rate and establishes that when the basis used to estimate the discount rate is post-tax, that basis is adjusted to reflect a pre-tax rate. The following pre-tax discount rates have been used:

	Discount rate before tax
	2010	2009
Bioscience	10.5% - 10.9%	9.5% - 13%

Diagnostic	10.40%	9.8%
The use of post-tax discount rates adjusted to reflect pre-tax discount rates has not given rise to any values in use which differ significantly from those which would have arisen had the discount rates been pre-tax.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(8) Other Intangible Assets
Details of other intangible assets and movement during the years ended 31 December 2010, 2009 and 2008 are included in Appendix II, which forms an integral part of these notes to the consolidated financial statements.
The cost of fully-amortised intangible assets in use at 31 December 2010 and 2009 is Euros 57,203 thousand and Euros 38,183 thousand, respectively.
The Group has recognised Euros 9,963 thousand in 2010 (Euros 11,823 thousand in 2009 and Euros 7,644 thousand in 2008) as self-constructed assets.
At 31 December 2010 the Group has recognised licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 24,691 thousand (Euros 23,379 thousand at 31 December 2009). The Group has also recognised Euros 11,492 thousand as costs of development in progress (Euros 21,943 thousand at 31 December 2009).
At 31 December 2010 the Group has recognised CO2 emission rights for Euros 534 thousand (Euros 493 thousand at 31 December 2009) (see note 4(h (iv))).
During 2010 the Group signed a distribution agreement for a new blood genotype test developed by Progenika Biopharma, acquiring a customer portfolio of Euros 1,358 thousand and which is recognised under “Other intangible assets”.
Impairment testing:
Indefinite-lived intangible assets have been allocated to the Group’s Plasmacare, Inc. and Biomat USA, Inc. cash-generating units (CGUs), which belong to the Bioscience segment.
The recoverable amount of a CGU is determined based on its value in use. These calculations are based on cash flow projections from the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.
The key assumptions used in calculating value in use are as follows:

	Discount rate after tax
	2010	2009
Growth rate used to extrapolate projections	3%	3%

Discount rate after tax	8.5%	8%

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Paragraph A20 of IAS 36 requires the discount rate used to be a pre-tax rate and establishes that when the basis used to estimate the discount rate is post-tax, that basis is adjusted to reflect a pre-tax rate. The pre-tax rate in 2010 is 10.9% (9.5% in 2009). The use of a post-tax discount rate adjusted to reflect the pre-tax discount rate has not given rise to any values in use which differ significantly from those which would have arisen had the discount rates been pre-tax.
(9) Property, Plant and Equipment
Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2010, 2009 and 2008 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.
The main investments during the years 2010 and 2009 correspond to the construction of the production plants in Los Angeles and Parets del Vallès.
The main investments during the year 2008 have been as follows:
- Purchase of land and buildings in Parets del Vallès, Barcelona with a value of Euros 19.4 million, financed through a mortgage loan from Caixa Catalunya.
- Purchase of land and buildings under construction in Sant Cugat del Vallès, Barcelona through the acquisition of the real estate company Arrahona Optimus, S.L. for Euros 33 million at 31 December 2008, financed through a mortgage loan from BBVA.
Property, plant and development under construction at 31 December 2010 and 2009 mainly comprises investments made to extend the companies’ installations and to increase their productive capacity.
a)	Mortgaged property, plant and equipment

At 31 December 2010 certain land and buildings have been mortgaged for Euros 49,316 thousand (Euros 45,382 thousand at 31 December 2009) to secure payment of certain loans (see note 22).

b)	Official capital grants received

During 2010, the Group has received capital grants totalling Euros 323 thousand (Euros 742 thousand at 31 December 2009) (see note 20).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
c)	Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2010 and 2009 the Group has a combined insurance policy for all Group companies, which adequately covers the carrying amount of all the Group’s assets.

d)	Revalued assets

At 1 January 2004, date of first adopting IFRS-EU, the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1: First-time Adoption of IFRS. In accordance with this exemption, the Group’s land and buildings were revalued based on independent expert appraisals at 1 January 2004. Appraisals were performed based on market values.

e)	Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2009:

	Thousands of Euros
		Accumulated
Asset	Cost	depreciation	Net value
Technical installations and other property, plant and equipment	19,641	(5,507)	14,134

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2010:

	Thousands of Euros
		Accumulated
Asset	Cost	depreciation	Net value
Technical installations and other property, plant and equipment	15,264	(4,782)	10,482

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 22 (a.1.3).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
f)	Fully-depreciated assets

The cost of fully-depreciated property, plant and equipment in use at 31 December 2010 and 2009 is Euros 98,978 thousand and Euros 73,370 thousand, respectively.

g)	Self-constructed property, plant and equipment

At 31 December 2010 the Group has recognised Euros 23,550 thousand as self-constructed property, plant and equipment (Euros 29,319 thousand at 31 December 2009 and Euros 18,150 thousand at 31 December 2008).

h)	Purchase commitments

At 31 December 2010 the Group has property, plant and equipment purchase commitments amounting to Euros 6,148 thousand.
(10) Investments Accounted for Using the Equity Method
At 31 December 2009 and 2008 equity accounted investments comprised the investment held by Diagnostic Grifols, S.A. in the company Quest International, Inc. This company is located in Miami, Florida (USA) and its activity consists of the manufacture and commercialisation of reagents and clinical analysis instruments. On 9 November 2010 the Group sold its interest in the company for a sale price of Euros 621 thousand.
Because the Group had significant influence over these companies, the consolidation method used was the equity method.
Details of and movement in this caption in year 2008 are as follows:

	Thousands of Euros
	Balances at		Translation	Balances at
	31/12/07	Gains	differences	31/12/08
Equity accounted investments	243	24	107	374

Details of and movement in this caption in year 2009 are as follows:

	Thousands of Euros
	Balances at		Translation	Balances at
	31/12/08	Gains	differences	31/12/09
Equity accounted investments	374	51	(42)	383

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Details of and movement in this caption in year 2010 are as follows:

	Thousands of Euros
		Gain / (losses
	Balances at	&			Translation	Balances at
	31/12/09	impairment)	Disposals	Acquisitions	differences	31/12/10
Equity accounted investments	383	(879)	(463)	1,472	85	598

The balance at 31 December 2010 relates to the investment (acquired in 2010) which Gri-cel, S.A. holds in Nanotherapix, S.L. (see note 2 (c), a joint venture which has been accounted for using the equity method).
Summarised financial information on the equity accounted investments is as follows:

			Thousands of Euros
		Percentage
	Country	ownership	Assets	Liabilities	Equity	Result
31/12/2008

Quest International, Inc	USA	35%	1,736	667	1,069	69

31/12/2009

Quest International, Inc	USA	35%	1,664	580	1,084	145

31/12/2010

Nanotherapix, S.L.	Spain	51%	2,375	1,212	1,163	(312)

(11) Non-Current Financial Assets
Details of this caption of the consolidated balance sheet at 31 December 2010, 2009 and 2008 are as follows:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Non-current guarantee deposits	1,217	1,142	1,113

Assets available for sale	535	501	523

Loans to third parties	5,783	2,088	—

Non-current financial assets	7,535	3,731	1,636

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
During 2010, the Group has extended two new mortgage loans totalling Euros 3,723 thousand to the owners of two plasma centres in the USA occupied by group companies. These loans have a term of 20 years, bear interest at a fixed rate of 4.5% and are secured by the property and by a personal security. This interest rate does not differ from a mortgage market interest rate. In 2009 the Group extended a similar mortgage loan for an amount of Euros 2,174 thousand.
At 31 December 2010, available-for-sale assets relate to the following:
-	The interest of less than 1% that the Group holds in Northfield Laboratories, Inc. (USA). At 31 December 2010, 2009 and 2008 provision has been made for the full amount of this investment, based on its fair value.

-	The interest of less than 2% in the share capital of biotechnology company, Cardio 3 Bioscience (with registered offices in Belgium) acquired by Grifols, S.A. in December 2008 for an amount of Euros 500 thousand. The activity of this company involves research into and the development of biological therapies using stem cells for the treatment of cardiovascular diseases. The Group has measured this asset at cost, as its fair value cannot be reliably determined.
(12) Inventories
Details of inventories at 31 December are as follows:

	Thousands of Euros
	2010	2009
Goods for resale	63,050	65,718
Raw materials and other supplies	160,326	170,987
Work in progress and semi-finished goods	203,971	146,612
Finished goods	100,518	101,145

	527,865	484,462

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Movement in inventories of finished products, work in progress and materials consumed was as follows:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
	*	*	*
Inventories of goods for resale
Net purchases	56,542	50,886	79,902
Changes in inventories	6,911	(9,201)	(22,700)

	63,453	41,685	57,202

Raw materials and supplies
Net purchases	225,994	274,537	190,667
Changes in inventories	17,412	(29,948)	(41,131)

	243,406	244,589	149,536

Materials consumed	306,859	286,274	206,738

Changes in inventories of finished products and work in progress	(45,749)	(73,093)	(31,058)

Changes in inventories of finished products , work in progress and materials consumed	261,110	213,181	175,680

*	Expenses/(Income)
Reconciliation of goods for resale during 2010, 2009 and 2008 has been as follows:

	Thousands of Euros
	2010	2009	2008
Inventories of goods for resale at 1 January	65,718	54,509	37,138

Business combinations	—	158	—

Net cancellations for the year	—	(568)	(515)

Increase / (decrease) of goods for resale	(6,911)	9,201	22,700

Translation differences	4,243	2,418	(4,814)

Inventories of goods for resale at 31 December	63,050	65,718	54,509

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Reconciliation of inventories of raw materials and materials consumed during 2010, 2009 and 2008 has been as follows:

	Thousands of Euros
	2010	2009	2008
Inventories of raw materials at 1 January	170,987	142,209	96,044

Business combinations	—	824	—

Increase / (decrease) in raw materials	(17,412)	29,948	41,131
Translation differences	6,751	(1,994)	5,034

Inventories of raw materials at 31 December	160,326	170,987	142,209

Reconciliation of inventories of finished goods and work in progress during 2010, 2009 and 2008 has been as follows:

	Thousands of Euros
	2010	2009	2008
Inventories of finished goods and work in progress at 1 January	247,757	176,939	138,226

Business combinations	—	2,567	—

Increase in inventories of finished goods and work in progress	45,749	73,093	31,058
Translation differences	10,983	(4,842)	7.655

Inventories of finished goods and work in progress at 31 December	304,489	247,757	176,939

Net purchases include purchases made in the following foreign currencies:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Currency
US Dollar	145,584	196,936	168,037
Other currencies	6,569	4,498	7,315

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(13) Trade and Other Receivables
Details at 31 December 2010 and 2009 are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Trade receivables	224,355	207,840

Other receivables	31,012	27,210
Associates	5	812
Personnel	366	395
Advances for fixed assets	494	1,103
Other advances	3,265	1,844
Public entities, other receivables	8,890	8,176

Other receivables	44,032	39,540
Current income tax assets	14,607	7,802

	282,994	255,182

Trade receivables

Trade receivables, net of the provision for bad debts, include notes receivable discounted at banks at 31 December 2010, which amount to Euros 1,396 thousand (Euros 1,298 thousand at 31 December 2009) (see note 22).

Trade receivables include balances in the following foreign currencies:

	Thousands of Euros
	31/12/10	31/12/09
Currency
US Dollar	52,466	45,297
Chilean Peso	17,008	12,778
Mexican Peso	10,583	7,986
Argentinean Peso	4,075	3,404
Brazilian Real	4,616	3,225
Czech Crown	3,030	3,217
Pound Sterling	3,116	2,849
Thai Baht	1,842	1,366
Polish Zloty	2,379	1,292
Australian Dollar	3,769	1,101
Other currencies	2,412	1,644

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Other receivables

Other receivables at 31 December 2010 and 2009 include Euros 6,639 thousand (Euros 8,089 thousand at 31 December 2009) reflecting interest receivable from social security-affiliated entities.

During 2010, 2009 and 2008 certain Grifols Group companies have sold receivables without recourse from several public entities to Deutsche Bank, S.A.E. According to these contracts, the Group receives an initial payment which usually amounts to approximately 90% of the nominal amount of the receivables. Receipt of the deferred amount (remainder of the nominal amount) is collected by the Group once Deutsche Bank has collected the nominal amount of the receivables and until then the pending amount is recognised in the balance sheet as a receivable. Because the receivables are with public entities it is considered that there is very low credit risk. At 31 December 2010, Euros 19,504 thousand is receivable for this deferred amount (Euros 13,675 thousand at 31 December 2009). Initial payment is made when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred control of the receivables to Deutsche Bank and therefore, the Group has derecognised the total initial payment on its balance sheet, since all risks and rewards have been transferred.

Certain foreign group companies and one Spanish company have also entered into contracts to sell receivables without recourse to financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts amount to Euros 185.2 million at 31 December 2010 (Euros 116.3 million at 31 December 2009).

The finance cost of these operations for the Group totals approximately Euros 5,378 thousand which has been recognised under finance costs in the 2010 consolidated income statement (Euros 2,531 thousand in 2009 and Euros 2,128 thousand in 2008) (see note 28).

Details of balances with related parties are shown in note 33.

Receivables from public entities are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Taxation authorities, VAT	8,191	7,451
Social Security	85	107
Other public entities	614	618

Public entities, other receivables	8,890	8,176

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Current tax assets

Current tax assets are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Recoverable income tax:
Current year	9,352	7,188
Prior years	5,255	614

Current tax assets	14,607	7,802

(14) Other Current Financial Assets
Details of this caption of the consolidated balance sheet at 31 December 2010 and 2009 are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Current investments	12,387	5,943
Guarantee deposits	44	209
Current loans to third parties	515	395
Financial derivatives (note 32)	—	1,670

Total other current financial assets	12,946	8,217

“Current investments” comprise current guarantee deposits held in financial institutions with maturity greater than three months from the date of acquisition.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(15) Other Current Assets
Details of this caption of the consolidated balance sheet at 31 December 2010 and 2009 are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Prepaid expenses — professional services	72,983	1,703
Prepaid expenses — insurance	3,508	3,403
Royalties and rentals	2,589	611
Other prepaid expenses	1,548	1,628

Total other current assets	80,628	7,345

At 31 December 2010 professional services include an amount of Euros 71,174 thousand relating to costs incurred for professional services directly relating to the share capital increase and the debt issue expected to be made in relation to the acquisition of Talecris (see note 31 (f)).

Costs related to the capital increase will be taken to equity when the capital increase is performed. Costs relating to the issue of debt will be deducted from the financial liability when it is recognised.

Costs incurred in relation to the business combination, amounting to Euros 16,999 thousand, have been recognised as expenses for 2010 (see note 27).
(16) Cash and Cash Equivalents
Details of this caption of the consolidated balance sheet at 31 December 2010 and 2009 are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Current deposits	211,564	237,801
Cash at banks	28,085	11,571

Total cash and cash equivalents	239,649	249,372

Current deposits mainly include the surplus of funds from the issue of bonds in the USA during 2009 (see note 5 (a)).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Details of cash and cash equivalents at 31 December 2010 and 2009 by currency are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Currency
Euro	4,268	2,153
US Dollar	202,942	208,800
Other currency	32,439	38,419

	239,649	249,372

(17) Equity
Details of consolidated equity and changes are shown in the consolidated statement of changes in equity, which forms an integral part of the consolidated financial statements.
(a)	Share capital
At 31 December 2010 and 2009 the Company’s share capital is represented by 213,064,899 ordinary shares of Euros 0.50 par value each, which are subscribed and fully paid and have the same voting and profit-sharing rights.

These shares are freely transferable.

The Company only has information on the identity of its shareholders when this information is provided voluntarily or to comply with prevailing legislation. Based on the information available to the Company, its most significant shareholders at 31 December 2010 and 2009 are as follows:

	Percentage ownership
	31/12/10	31/12/09
Scranton Enterprises,B.V.	7.58%	10.65%
Capital Research and Management Company	10.02%	—
Other	82.40%	89.35%

	100.00%	100.00%

(b)	Share premium
There have been no movements in share premium during 2010 and 2009. In 2008 dividends were paid from share premium amounting to Euros 10,030 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(c)	Reserves
The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 31 December 2010, Euros 28,876 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 25,987 thousand at 31 December 2009) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2010 the legal reserve of the Parent has been fully appropriated and amounts to Euros 21,306 thousand (Euros 18,657 thousand at 31 December 2009).

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Parent Company and at 31 December 2010 and 2009 the balance of the legal reserve of other Spanish companies amounts to Euros 2,106 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 692 thousand (Euros 654 thousand at 31 December 2009).
(d)	Own shares
During the year ended 31 December 2009 the Company has carried out the following operations with own shares:

		Thousands of
	No. of shares	Euros
Balance at 1 January 2009	2,411,622	33,087

Acquisitions	2,176,929	25,186
Disposals	(4,535,225)	(57,596)

Balance at 31 December 2009	53,326	677

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
During the year ended 31 December 2010 the Company has carried out the following operations with own shares:

		Thousands of
	No. of shares	Euros
Balance at 1 January 2010	53,326	677

Acquisitions	105,000	1,250

Balance at 31 December 2010	158,326	1,927

As a result, the Company holds own shares equivalent to 0.07% of its capital at 31 December 2010 (0.03% at 31 December 2009).
(e)	Distribution of profits
The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders of each company at their general meetings.

The Board of directors of Grifols, S.A. will propose to the shareholders at their annual general meeting that the profit of Grifols, S.A. for the year ended 31 December 2010, amounting to Euros 63,548 thousand, be transferred to reserves.

The distribution of the Company’s profit for the year ended 31 December 2009 is presented in the consolidated statement of changes in equity.

The dividend per share distributed at 30 June 2009 is as follows:

	30/06/2009
	% of par	Euro per	Amount
	value	share	(Thousands of Euros)
Ordinary shares	46	0.23	48,691

Total dividends paid in June 2009	46	0.23	48,691

Dividends with a charge to profits	46	0.23	48,691

Total dividends paid in June 2009	46	0.23	48,691

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
The dividend per share (interim dividend) distributed in December 2009 is as follows:

	31/12/2009
	% of par	Euro per	Amount
	value	share	(Thousands of Euros)
Ordinary shares	30	0.15	31,960

Total dividends paid in December 2009	30	0.15	31,960

Interim dividend	30	0.15	31,960

Total dividends paid in December 2009	30	0.15	31,960

The dividend per share distributed in July 2010 is as follows:

	31/07/2010
	% of par	Euro per	Amount
	value	share	(Thousands of Euros)
Total dividends paid in July 2010 (ordinary shares)	26	0.13	27,229

(f)	Cash flow hedges
To cover the interest rate risk related to the planned issuance of corporate bonds by Grifols Inc. (see note 22) a swap was contracted in July 2009 to hedge the interest rate of 10-year US government bonds, with a nominal amount of US Dollars 200 million and maturity on 21 September 2009 (date of issuance of the bonds), swapping a variable interest rate for a fixed rate. The Group has recognised this derivative as hedging of cash flows from a highly probable transaction. At the date of redemption, the valuation resulted in a financial cost of Euros 3,275 thousand, which has been recognised in equity, net of the tax effect under “Cash flow hedges” and deferred over the term of the ten-year corporate bond (see notes 22 and 32).
(18) Earnings per Share
The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Company divided by the weighted average number of ordinary shares in circulation throughout the year, excluding own shares.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Details of the calculation of basic earnings per share are as follows:

	2010	2009	2008
Profit for the year attributable to equity holders of the Company (thousands of Euros)	115,513	147,972	121,728

Weighted average number of ordinary shares in circulation	212,909,162	209,451,806	210,707,597

Basic earnings per share (Euros per share)	0.54	0.71	0.58

The weighted average number of ordinary shares issued is determined as follows:

	Number of shares
	2010	2009	2008
Issued ordinary shares at 1 January	213,011,573	210,653,277	210,964,436

Effect of own shares	(102,411)	(1,201,471)	(256,839)

	212,909,162	209,451,806	210,707,597

Diluted earnings per share are calculated by dividing profit attributable to shareholders of the Company by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2010, 2009 and 2008 basic and diluted earnings per share are the same as no potential diluting effects exist.
(19) Non-controlling Interests
Details of non-controlling interests and movement during the year ended 31 December 2009 are as follows:

	Thousands of Euros
	Balances at		Business		Translation	Balances at
	31/12/08	Additions	combinations	Dividends	differences	31/12/09
Grifols (Thailand) Pte Ltd	977	308	—	(112)	30	1,203
Grifols Malaysia Sdn Bhd	273	35	—	—	(5)	303
Woolloomooloo Holdings Pty Ltd.	—	(745)	9,876	(106)	1,626	10,651

	1,250	(402)	9,876	(218)	1,651	12,157

			(note 3(b))

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Details of non-controlling interests and movement during the year ended 31 December 2010 are as follows:

	Thousands of Euros
	Balances at			Translation	Balances at
	31/12/09	Additions	Dividends	differences	31/12/10
Grifols (Thailand) Pte Ltd	1,203	367	(108)	255	1,717
Grifols Malaysia Sdn Bhd	303	302	—	76	681
Woolloomooloo Holdings Pty Ltd.	10,651	(915)	(158)	2,374	11,952

	12,157	(246)	(266)	2,705	14,350

(20) Grants
Details are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Capital grants	1,830	2,025
Interest-rate grants (preference loans)	258	286

Grants	2,088	2,311

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Details of capital grants are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Total amount of capital grant:
Prior to 1995	330	330
1995	627	627
1996	54	54
1997	426	426
1998	65	65
1999	42	42
2000	181	181
2001	214	214
2002	626	626
2004	1,940	1,940
2005	35	35
2006	35	35
2007	33	33
2008	124	124
2009	742	742
Current period	323	—

	5,797	5,474

Less, revenues recognised:
Prior years	(3,140)	(2,444)
Current year	(612)	(696)

	(3,752)	(3,140)
Translation differences	(215)	(309)

Net value of capital grants	1,830	2,025

At 31 December 2010 interest-rate grants (preference loans) include Euros 258 thousand (Euros 286 thousand at 31 December 2009) of implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Movement during 2008 is as follows:

	Balances at		Transfers to	Balances at
	31/12/07	Additions	profit or loss	31/12/08
Interest-rate grants (preference loans)	2,463	561	(2,686)	338

Movement during 2009 is as follows:

	Balances at		Transfers to	Balances at
	31/12/08	Additions	profit or loss	31/12/09
Interest-rate grants (preference loans)	338	440	(492)	286

Movement during 2010 is as follows:

	Balances at		Transfers to	Balances at
	31/12/09	Additions	profit or loss	31/12/10
Interest-rate grants (preference loans)	286	88	(116)	258

(21) Provisions
Details of provisions at 31 December 2010 and 2009 are as follows:

	Thousands of Euros
Non-current provisions (a)	31/12/10	31/12/09
Provisions for pensions and similar obligations	787	595
Other provisions	591	637

Non-current provisions	1,378	1,232

	Thousands of Euros
Current provisions (b)	31/12/10	31/12/09
Trade provisions	4,365	4,702

(a)	Non-current provisions
At 31 December 2010 and 2009 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labour commitments with certain employees.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Movement in non-current provisions during 2009 is as follows:

Thousands of Euros
	Balances					Balances
	at	Business			Translation	at
	31/12/08	combination	Reversal	Cancellation	differences	31/12/09
Non-current provisions	3,045	102	(1,411)	(457)	(47)	1,232

Movement in non-current provisions during 2010 is as follows:

	Thousands of Euros
	Balances at			Translation	Balances at
	31/12/09	Charge	Cancellation	differences	31/12/10
Non-current provisions	1,232	140	(71)	77	1,378

(b)	Current provisions
Movement in trade provisions during 2009 is as follows:

	Thousands of Euros
	Balances at	Business		Translation	Balances at
	31/12/08	combination	Charge	differences	31/12/09
Trade provisions	3,830	198	636	38	4,702

Movement in trade provisions during 2010 is as follows:

	Thousands of Euros
	Balances at			Translation	Balances at
	31/12/09	Charge	Cancellation	differences	31/12/10
Trade provisions	4,702	41	(414)	36	4,365

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(22) Financial Liabilities
This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortised cost, except for the financial derivative, which is measured at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 32.

a) Non-current financial liabilities

Details at 31 December 2010 and 2009 are as follows:

	Thousands of Euros
Non-current financial liabilities	31/12/10	31/12/09	31/12/08
Corporate bonds (a.1.1)	441,203	410,552	—

Bonds	441,203	410,552	—
Club Deal (a.1.2)	99,408	195,471	225,320
Other loans (a.1.2)	120,040	90,961	79,069
Finance lease liabilities (a.1.3)	4,734	6,202	7,124

Loans and borrowings	224,182	292,634	311,513

Loans and borrowings and bonds or other non-current marketable securities (a.1)	665,385	703,186	311,513

Preference loans extended by the Spanish Ministry of Science and Technology (a.2)	9,744	11,135	10,685

Debt on the acquisition of the plasma centre (a.2)	530	1,050	1,098

Other	200	367	759

Other non-current financial liabilities (a.2)	10,474	12,552	12,542

	675,859	715,738	324,055

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Non-current loans and borrowing arrangements are shown net of the loan arrangement expenses which are pending amortisation:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Loan arrangement expenses	1,365	2,105	2,245

(a.1) Loans and borrowings and bonds or other non-current marketable securities

(a.1.1) Corporate Bonds

On 21 September 2009 the Group, through Grifols, Inc., concluded the first private placement of corporate bonds in the USA totalling US Dollars 600 million. The issue was subscribed by 22 qualified investors, 90% in US Dollars and the remaining 10% in Pounds Sterling and Euros. The issue was structured in three tranches: US Dollars 200 million at 12 years, US Dollars 300 million at 10 years and US Dollars 100 million at 7 years, with spreads over the yields of the 10 year US Treasury bond of 370 basis points for those issued at 12 years, 350 basis points for those issued at 10 years and 335 basis points for 7 year bonds.

A summary of corporate bonds at 31 December 2010 is as follows:

Amount		Duration (years)	Fixed interest rate
100,000	Thousands of USD	7	6.42%
245,000	Thousands of USD	10	6.94%
200,000	Thousands of USD	12	7.14%
10,000	Thousands of EUR	10	6.94%
25,000	Thousans of GBP	10	6.94%
Funds raised have enabled the Group to extend the term of its financial borrowings from current to non-current, at the same time ensuring the availability of financial resources required to consolidate its plans for the future. Funds raised have therefore been used to settle current and non-current liabilities and the remaining amount has been used in current investments classified under “Cash and cash equivalents” for an equivalent amount of Euros 211,539 thousand at 31 December 2010 (Euros 237,777 thousand at 31 December 2009). This amount has been invested mainly in US Dollar deposits with financial institutions of recognised solvency.

With the issuance of the bonds, an interest rate hedge was contracted for the interest on the 10-year loan from the US government (see notes 17 (f) and 32).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
This issue of corporate bonds is subject to compliance with certain financial ratio covenants. At 31 December 2010 and 2009 the Group complies with these financial ratio covenants.

Details of and movements related to the issue of corporate bonds are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Opening balance

Issuance of corporate bonds in the USA	416,465	409,411

Transaction costs	(5,913)	(5,967)

	410,552	403,444

Movements

Transferred to profit and loss	660	150

Corporate bonds issued in the USA, exchange differences	(1,772)	338

Translation differences	31,763	6,620

Closing balance

Corporate bonds issued in the USA	446,918	416,465

Transaction costs	(5,715)	(5,913)

	441,203	410,552

(a.1.2) Other non-current loans and borrowings

Details of the terms and conditions of non-current loans and borrowings at 31 December 2010 and 2009 are included in Appendix IV, which forms an integral part of these notes to the consolidated financial statements.

At 26 May 2008 a Club Deal refinancing agreement was signed with 24 financial entities for Euros 350 million (including the option to draw down a tranche of the loan in US Dollars), in order to refinance the non-current syndicated loan then existing. This loan provided the Group with a significant margin for leverage to carry out planned investment programmes.

This syndicated loan, which matures on 26 May 2013, is subject to compliance with certain financial ratio covenants. In accordance with the agreed-upon conditions, the level of compliance with financial ratios and levels is determined at year end. The Company is required to provide financial information to the lending banks within the six-month period subsequent to 31 December of each year for the duration of the contract.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
In 2009 the 24 financial entities and the Company unanimously agreed to a novation of the syndicated loan. The net financial debt/equity ratio was replaced by the minimum equity ratio. This replacement unifies all syndicated loan ratios with the bond issuance carried out by the Group in the USA.

At 31 December 2010 and 2009 the Group fulfilled the financial covenants established in the syndicated loan contract.

(a.1.3) Finance lease liabilities

Details of minimum payments and the current finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	31/12/10		31/12/09
	Current	Non-current	Current	Non-current
Minimum payments	3,552	5,089	5,088	6,675
Interest	(272)	(355)	(354)	(473)

Present value	3,280	4,734	4,734	6,202

	Thousands of Euros
	31/12/10			31/12/09
	Minimum			Minimum		Present
	payments	Interest	Present value	payments	Interest	value
Maturity at:
Less than one year	3,552	272	3,280	5,088	354	4,734
Two years	2,411	161	2,250	3,364	200	3,164
Three years	1,271	96	1,175	1,382	114	1,268
Four years	763	50	713	831	72	759
Five years	314	23	291	577	41	536
More than five years	330	25	305	521	46	475

Total	8,641	627	8,014	11,763	827	10,936

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(a.1.4) Maturity of non-current loans and borrowings and bonds

Details of maturity of non-current loans and borrowings and bonds at 31 December 2010 and 2009 are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Maturity at:
Two years	85,171	81,388
Three years	51,582	79,696
Four years	17,936	75,905
Five years	17,548	12,506
More than five years	493,148	453,691

	665,385	703,186

(a.2) Other non-current financial liabilities

Details of the interest-free preference loans extended by the Spanish Ministry of Science and Technology to various group companies are as follows:

		Thousands of Euros
			31/12/10		31/12/09
	Date	Amount	Non-		Non-
Company	awarded	awarded	current	Current	current	Current
Instituto Grifols S.A	31/01/2001	637	—	—	—	86
Instituto Grifols S.A	13/02/2002	691	—	94	89	94
Instituto Grifols S.A	17/01/2003	1,200	157	165	307	165
Instituto Grifols S.A	13/11/2003	2,000	520	279	762	279
Instituto Grifols S.A	17/01/2005	2,680	1,031	375	1,345	375
Instituto Grifols S.A	29/12/2005	2,100	1,025	288	1,253	288
Instituto Grifols S.A	29/12/2006	1,700	1,015	234	1,190	234
Instituto Grifols S.A	27/12/2007	1,700	1,164	232	1,324	—
Instituto Grifols S.A	31/12/2008	1,419	1,175	—	1,131	—
Instituto Grifols S.A	16/01/2009	1,540	1,294	—	1,249	—
Laboratorios Grifols, S.A	20/03/2001	219	—	—	—	30
Laboratorios Grifols, S.A	29/01/2002	210	—	29	27	29
Laboratorios Grifols, S.A	15/01/2003	220	29	30	56	30
Laboratorios Grifols, S.A	26/09/2003	300	76	41	111	41
Laboratorios Grifols, S.A	22/10/2004	200	77	28	100	28
Laboratorios Grifols, S.A	20/12/2005	180	88	25	107	25
Laboratorios Grifols, S.A	29/12/2006	400	233	54	273	54
Laboratorios Grifols, S.A	27/12/2007	360	212	42	242	—
Laboratorios Grifols, S.A	31/12/2008	600	497	—	478	—
Diagnostic Grifols, S.A	27/11/2008	857	358	129	468	129
Diagnostic Grifols, S.A	25/05/2010	203	116	31	—	—
Grifols Engineering, S.A.	21/04/2009	524	427	34	447	—
Grifols Engineering, S.A.	21/04/2009	203	165	13	176	—
Grifols Engineering, S.A.	28/01/2010	100	85	—	—	—

		20,243	9,744	2,123	11,135	1,887

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
During 2010 the implicit borrowing costs taken to profit and loss amount to Euros 567 thousand (Euros 616 thousand in 2009 and Euros 516 thousand in 2008) (see note 28).
At 31 December 2010, this caption also includes Euros 555 thousand (Euros 1,133 thousand at 31 December 2009) comprising the Euros equivalent of the debt in US Dollars payable in the long term to Amerihealth Plasma, LLC for the plasma centre acquired in the USA. Deferred finance expenses resulting from this transaction amount to Euros 25 thousand (Euros 83 thousand at 31 December 2009) and are deducted from the aforementioned amount. Other current financial liabilities include the current portion of this debt which amounts to Euros 637 thousand (Euros 442 thousand at 31 December 2009).
Details of the maturity of other non-current financial liabilities are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Maturity at:
Two years	2,964	2,632
Three years	2,159	2,883
Four years	1,989	2,026
Five years	1,266	1,867
More than five years	2,096	3,144

	10,474	12,552

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
b) Current financial liabilities
Details at 31 December 2010 and 2009 are as follows:

	Thousands of Euros
Current financial liabilities	31/12/10	31/12/09
Bonds (b.1.1)	8,235	6,407
Interest of issue corporate bonds in the USA (b.1.1)	7,207	6,716

Bonds	15,442	13,123

Club Deal (b.1.2)	66,250	33,014
Other loans (b.1.2)	106,663	63,120
Finance lease liabilities (a.1.3)	3,280	4,734

Loans and borrowings	176,193	100,868

Loans and borrowings and bonds and other marketable securities (b.1)	191,635	113,991

Financial derivatives (note 32)	8,560	3,333

Preference loans extended by the Spanish Ministry of Science and Technology (a.2)	2,123	1,887
Receivables from social security affiliated entities transferred to a financial institution (b.2)	6,503	5,459
Debt on the acquisition of the plasma centre (a.2)	637	442
Debt with Novartis (b.2)	—	779
Guarantee deposits received	149	59
Other current financial liabilities	264	271

Other current financial liabilities (b.2)	18,236	12,230

	209,871	126,221

Current loans and borrowing arrangements are shown net of the loan arrangement expenses which are pending amortization:

	Thousands of Euros
	31/12/10	31/12/09
Loan arrangement expenses	707	825

Current loans and borrowing arrangements are shown include accrued interest amounting to Euros 483 thousand (Euros 538 thousand at 31 December 2009).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(b.1) Loans and borrowings and bonds or other current marketable securities
(b.1.1) Bonds
Details at 31 December 2010 and 2009 are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Promissory notes issued to bearer	8,373	6,510
Interest pending accrual on promissory notes issued to bearer	(138)	(103)
Interest accrued on corporate bonds	7,207	6,716

	15,442	13,123

During 2010 and 2009 a Group company has issued bearer promissory notes at one year of Euros 3,000 nominal amount each and an interest rate of 5.00% and 4.75%, respectively, which were earmarked for Group employees.
Details of the issue of bearer promissory notes to group employees are as follows:

31/12/09
Promissory
			Nominal		notes	Interest pending
			amount		subscribed	accrual
		Maturity	(Thousands	Interest	(Thousands	(Thousands of
	Issue date	date	of Euros)	rate	of Euros)	Euros)
Issue of bearer promissory notes	05/05/09	05/05/10	3.000	4.75%	6,510	(103)

31/12/10
Promissory
			Nominal		notes	Interest pending
			amount		subscribed	accrual
		Maturity	(Thousands	Interest	(Thousands	(Thousands of
	Issue date	date	of Euros)	rate	of Euros)	Euros)
Issue of bearer promissory notes	05/05/10	05/05/11	3.000	5.00%	8,373	(138)

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(b.1.2) Other current loans and borrowings
Details of current loans and borrowings are as follows:

	Interest	Thousands of Euros
	rate (*)	Drawn down
	Min - max	31/12/10	31/12/09
Loans in:

US Dollars	5.00%	1,384	3,010
Euros	1.17% - 6%	143,990	73,664
Other currencies	TIIE+2% -15%	26,368	18,449

		171,742	95,123

Discounted trade notes (note 13)	1.4-4.69%	1,396	1,298

Current interest on loans and borrowings		483	538

Finance lease payables		3,552	5,088

		177,173	102,047

Less, current portion of deferred finance expenses for leasing		(272)	(354)

Less, current portion of loan arrangement expenses		(708)	(825)

		176,193	100,868

(*)	Loans accrue variable interest rates.
At 31 December 2010 the Group has a drawable borrowing limit of Euros 704,315 thousand (Euros 703,231 thousand at 31 December 2009).
(b.2) Other current financial liabilities
At 31 December 2010 and 2009 other current financial liabilities also include approximately Euros 6,503 thousand and Euros 5,459 thousand, respectively, which were paid directly by social security affiliated entities and are transferable to Deutsche Bank, S.A.E. under contracts (see note 13).
At 31 December 2009 this caption included an outstanding receivable of Euros 779 thousand from Novartis Vaccines and Diagnostics, Inc. for the licence contract signed by a Group company during 2006. At 31 December 2010 this debt has been fully repaid.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(23) Trade and Other Payables
Details are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Suppliers and trade payables	160,678	120,887
Other	—	22

Suppliers	160,678	120,909

Public entities, other payables	11,928	17,832

Other trade payables	11,928	17,832
Current income tax liabilities	4,172	3,258

	176,778	141,999

  Suppliers
  Details of related parties are shown in note 33.
  Balances with suppliers include the following payables in foreign currencies:

	Thousands of Euros
	31/12/10	31/12/09
Currency
US Dollar	58,932	31,377
Chilean Peso	1,490	894
Swiss Franc	897	686
Czech Crown	568	380
Brazilian Real	428	621
Pound Sterling	405	266
Other currencies	665	1,419
The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 32.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Public entities, other payables
Details are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Taxation authorities, VAT/Canary Islands Tax	3,472	3,292
Taxation authorities, withholdings	3,119	8,184
Social Security	3,246	3,027
Other public entities	2,091	3,329

Public entities, other payables	11,928	17,832

At 31 December 2010, Other public entities include a Euros 1,860 thousand provision (Euros 2,781 thousand at 31 December 2009) recognised as a result of a different interpretation of a specific tax situation which could be made by the current tax inspection (see note 29 (c)).
Current tax liabilities
Details are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Taxation authorities, income tax:
Current year	4,161	3,185
Prior years	11	73

Current tax liabilities	4,172	3,258

(24) Other Current Liabilities
Details at 31 December are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Salaries payable	28,321	24,367
Other payables	2,629	1,754

Other current liabilities	30,950	26,121

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(25) Revenues
Revenues are mainly generated by the sale of goods.
The distribution of net consolidated revenues for 2010, 2009 and 2008, by segment, was as follows:

	%
	31/12/10	31/12/09	31/12/08
Bioscience	78%	76%	76%
Diagnostics	11%	10%	10%
Hospital	9%	10%	10%
Raw materials	1%	3%	3%
Others	1%	1%	1%

	100%	100%	100%

The geographical distribution of net consolidated revenues is as follows:

	%
	31/12/10	31/12/09	31/12/08
Spain	23%	25%	24%
European Union	21%	22%	26%
United States	34%	32%	36%
Rest of the world	22%	21%	14%

	100%	100%	100%

Net consolidated revenues include net sales made in the following foreign currencies:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Currency
US Dollar	405,439	349,064	304,445
Pound Sterling	36,199	33,668	36,668
Chilean Peso	28,760	21,083	16,047
Mexican Peso	25,652	36,472	29,182
Brazilian Real	21,949	21,262	15,916
Australian Dollar	13,950	6,387	—
Czech Crown	13,698	12,863	12,568
Argentinean Peso	13,122	11,323	9,145
Polish Zloty	11,668	13,525	—
Other currency	18,989	18,013	13,062

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(26) Personnel Expenses
Details are as follows:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Wages and salaries	232,174	219,803	191,644
Contributions to pension plans (note 31)	1,615	1,571	1,365
Other social charges	8,615	8,072	6,310
Social Security	46,604	43,722	38,840

	289,008	273,168	238,159

(27) Other Operating Income and Expenses
Other operating expenses
Details are as follows:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Changes in trade provisions (notes 21 (b) and 32)	398	1,348	561
Professional services (note 15)	40,530	25,266	22,874
Commissions	8,038	7,711	7,075
Supplies and other materials	30,544	28,859	26,874
Operating leases (note 30 (a))	19,272	17,364	16,583
Freight	20,956	20,518	19,485
Repairs and maintenance costs	22,480	21,365	17,642
Advertising	14,708	15,580	16,872
Insurance	10,807	10,803	10,367
Royalties and service charges	884	4,954	8,760
Travel expenses	12,742	11,935	14,210
External services	24,603	25,024	21,891
Others	14,256	12,654	9,094

Other operating expenses	220,218	203,381	192,288

Research and development expenses incurred by the Group (including personnel expenses and amortization of intangible assets and property, plant and equipment) amount to Euros 36.6 million in 2010 (Euros 35.2 million in 2009 and Euros 25.6 million in 2008).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Other operating income
Details are as follows:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Income from insurance claims	771	807	584
Grants	307	378	497
Other income	118	258	208

Other operating income	1,196	1,443	1,289

(28) Finance Income and Expense
Details are as follows:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Interest from Social Security	2,876	6,510	2,212
Other finance income	1,650	557	470

Finance income	4,526	7,067	2,682

Syndicated loan (other finance expenses)	(1,172)	(747)	(1,849)
Syndicated loan (interest)	(3,303)	(6,289)	(12,152
Finance expenses from sale of receivables (note 13)	(5,378)	(2,531)	(2,128)
Interests costs of Corporate bonds issued in the USA (note 22)	(31,923)	(6,766)	—
Implicit interest on preference loans (note 22 (a2))	(567)	(616)	(516)
Capitalised interest	2,399	1,278	—
Other finance expenses	(9,716)	(11,416)	(12,660)

Finance expenses	(49,660)	(27,087)	(29,305)

Change in fair value of financial derivatives (note 32)	(7,593)	(587)	(1,268)
Impairment and profit / (losses) on disposal of financial instruments	91	(245)	—

Exchange differences	1,616	(1,733)	(2,825)

Net finance income and expense	(51,020)	(22,585)	(30,716)

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
During 2010 the Group has capitalised interest at a rate of between 2.6% and 7.1% based on the financing received (between 3% and 4% during 2009) (see note 4 (f)).
(29) Taxation
Companies present annual income tax returns. The standard rate of tax is 30% for Spanish companies, which may be reduced by certain credits.
Grifols, S.A. is authorised to present a consolidated tax return with Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Logister, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Arrahona Optimus, S.L. and Gri-Cel, S.A. (since 2009). Grifols, S.A., in its capacity as parent, is responsible for the presentation and payment of the consolidated tax return.
The North-American company Grifols, Inc. is also authorised to present consolidated tax returns in the USA with Grifols Biologicals, Inc., Grifols USA, LLC, Biomat USA, Inc. and Plasmacare, Inc.
a) Reconciliation of accounting and taxable income
Details of the income tax expense are as follows:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Profit for the year before income tax	157,784	203,994	172,269

Tax at 30%	47,335	61,198	51,680

Permanent differences	2,300	1,935	2,678

Effect of different tax rates	3,346	5,159	4,366

Tax credits for research and development	(7,281)	(8,106)	(5,403)

Other tax credits (deductions)	(3,516)	(4,548)	(4,199)

Other income tax expenses	333	786	1,031

Total income tax expense	42,517	56,424	50,153

Deferred tax expenses	15,547	8,832	6,987
Current income tax	26,970	47,592	43,166

Total	42,517	56,424	50,153

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Deferred tax assets and liabilities
Details of deferred tax assets and liabilities are as follows:

	Tax Effect
	31/12/10	31/12/09	31/12/08
	Thousands of Euros
Assets
Tax credits (deductions)	4,830	5,992	13,215
Tax loss carryforwards	1,233	88	163
Fixed assets, amortisation and depreciation	998	728	299
Unrealised margins on inventories	19,256	19,814	17,222
Provision for bad debts	395	444	281
Inventories	235	225	1,004
Cash flow hedges	1,120	1,247	—
Other provisions	4,297	2,439	825
Others	2,525	2,418	1,187

	34,889	33,395	34,297

Liabilities
Goodwill	17,948	15,186	12,423
Revaluations of assets	15,210	15,011	15,345
Fixed assets, amortisation and depreciation	40,520	23,873	14,028
Finance leases	3,396	3,634	3,647
Inventories	—	—	2,041
Provision for investments	696	873	2,322
Others	1,371	1,748	2,163

	79,141	60,325	51,969

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets	2010	2009	2008
Balance at 1 January	33,395	34,297	34,110
Movements during the year	865	(1,478)	687
Business combinations (note 3)	—	500	—
Adjustments for changes in tax rate through profit and loss	—	69	(514)
Translation differences	629	7	14

Balance at 31 December	34,889	33,395	34,297

	Thousands of Euros
Deferred tax liabilities	2010	2009	2008
Balance at 1 January	60,325	51,969	43,794
Movements during the year	16,537	7,423	6,721
Business combinations (note 3)	—	1,761	—
Adjustments for changes in tax rate through profit and loss	—	—	439
Translation differences	2,279	(828)	1,015

Balance at 31 December	79,141	60,325	51,969

As permitted by Royal Decree — Law 3/1993 governing urgent tax and financial measures and Royal Decrees — Law 7/1994 and Law 2/1995 governing accelerated depreciation of property, plant and equipment for investments which generate employment, the Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

	Thousands of Euros
		Tax effect
	31/12/10	31/12/09	31/12/08
Available-for-sale financial assets	—	(69)	3
Cash flow hedges (note 17 (g))	127	1,247	—

	127	1,178	3

The remaining assets and liabilities recognised in 2010, 2009 and 2008 were recognised on the income statement.
The Spanish consolidated companies have deductions pending application at 31 December 2010 and 2009 mainly in respect of research and development, which are detailed below:

Year of origin	2010	2009	Applicable through
2008	101	417	2023
2009	500	5,575	2024
2010	4,229	—	2025

	4,830	5,992

At 31 December 2010 the Group recognised a tax credit of Euros 4,830 thousand (Euros 5,992 thousand at 31 December 2009) from the deductions pending application, as its future recovery was reasonably assured.
At 31 December 2010 the Group has future tax deductions of Euros 23,685 thousand (Euros 25,806 thousand at 31 December 2009) pending application as a result of goodwill generated on the acquisition of Biomat USA, Inc. This amount will be deducted annually from the taxable profits until 2022, without being limited by the amount of tax payable in any one year. The amount that will be deducted in 2010 at the rate of 30% will be Euros 2,121 thousand. The Group has recognised a deferred tax liability of Euros 14,848 thousand in respect of this item at 31 December 2010 (Euros 12,727 thousand at 31 December 2009).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
At 31 December 2010 the Group also has future tax deductions of Euros 9,727 thousand (Euros 10,368 thousand at 31 December 2009) pending application as a result of goodwill generated on the acquisition of Plasmacare, Inc. This amount will be deducted annually from the taxable profits until 2026, without being limited by the amount of tax payable in any one year. The amount deducted in 2010 at the rate of 30% has been Euros 641 thousand. The Group has recognised a deferred tax liability of Euros 3,100 thousand in respect of this item at 31 December 2010 (Euros 2,459 thousand at 31 December 2009).
At 31 December 2010 the Group has recognised loss carryforwards of Euros 1,233 thousand (Euros 88 thousand at 31 December 2009 and Euros 163 at 31 December 2008), of which, Euros 1,187 thousand correspond to the Australian company Woolloomooloo Holdings Pty. Ltd., whilst Euros 46 thousand relate to the US company Grifols USA, LLC.
The Group has not recognised the tax effect of loss carryforwards of Euros 1,231 thousand (Euros 1,117 thousand at 31 December 2009 and Euros 635 thousand at 31 December 2008) from Grifols Portugal as deferred tax assets. The remaining companies do not have significant loss carryforwards which have not been recognised.
c) Years open to inspection
In accordance with current legislation, taxes cannot be considered definitive until they have been inspected and agreed by the taxation authorities or before the prescribed inspection period has elapsed.
During 2010 the following events arose in relation to the tax inspections performed in Group companies:
•	On 30 June 2010, in relation to the inspection underway on Grifols, S.A., Instituto Grifols, S.A., Laboratorios Grifols, S.A. and Movaco, S.A., the Group has received assessments for income tax, value added tax (VAT), personal income tax and withholding tax on investment income. The total amount settled was Euros 586 thousand and the income tax expense amounts to Euros 1,257 thousand.

•	During 2010 the tax inspection on the income tax, VAT and withholdings for 2006 of Grifols Italia, S.p.A. was concluded, implying no significant payment for the Group.

•	Logística Grifols, S.A. de CV: Tax ruling on the financial statements for 2005 and 2006. Group management does not expect any significant liabilities to arise as a result of this inspection.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
•	At 30 June 2010 Grifols, Inc. and subsidiaries received notification of income tax inspection for the years closed 31 December 2006, 2007 and 2008. Due to, among other reasons, differences in the interpretation of prevailing tax legislation, the Group’s directors have set up a provision of Euros 1,860 thousand, which is recognised under “income tax” in the income statement and under “public entities, other “ in the balance sheet (see note 23).

•	Grifols Brasil, Lda.: Tax on circulation of goods and services (ICMS) for 2006 to 2010. Group management does not expect that any significant liability will arise from this inspection.
During 2009 the following events arose in relation to the tax inspections:
•	Notification of the completion of the inspection of Biomat USA, Inc., resulting in a favourable conclusion.
During 2008 the following events had arisen in relation to the tax inspections performed in Group companies:
•	Notification of the favourable completion of the inspection of Grifols Deutschland, except for Euros 150 thousand which was taken to profit and loss in 2008.

•	Notification of the favourable completion of the inspection of Grifols, Inc., Grifols Biologicals, Inc., Grifols USA, Inc. and Plasmacare, Inc.
(30) Operating Leases
     (a) Operating leases (as lessee)
At 31 December 2010 and 2009 the Group leased buildings from third parties under operating leases.

The Group has warehouses and buildings contracted under operating lease. The duration of these lease contracts ranges from between 1 to 30 years. Contracts may be renewed on termination. Lease instalments are adjusted periodically in accordance with the price index established in each contract. One Group company has entered into lease contracts which include contingent rents. These contingent rents have been based on production capacity, surface area used and the real estate market and are expensed on a straight line basis.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Operating lease instalments of Euros 19,272 thousand have been recognised as an expense for the year at 31 December 2010 (Euros 17,364 thousand at 31 December 2009 and 16,583 thousand at 31 December 2008) (see note 27).

Future minimum payments on non-cancellable operating leases at 31 December are as follows:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Maturity:
Up to 1 year	13,769	10,098	9,575
Between 1 and 5 years	31,003	25,943	24,919
More than 5 years	7,856	8,084	7,192

Total future minimum payments	52,628	44,125	41,686

     (b) Operating leases (as lessor)
The Group has a building leased to third parties under an operating lease at 31 December 2010, 2009 and 2008. Future minimum payments receivable under non-cancellable operating leases are as follows:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Maturity:
Up to 1 year	64	91	69
Between 1 and 5 years	21	56	50
More than 5 years	—	10	—

Total future minimum payments	85	157	119

This contract does not include contingent rents or purchase options. Income of Euros 96 thousand has been recognised in 2010 (Euros 85 thousand in 2009 and Euros 70 thousand in 2008).
(31) Other Commitments with Third Parties and Other Contingent Liabilities
     (a) Guarantees
The Group has not extended any security or bank guarantees to third parties.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
     (b) Obligations with personnel
As described in note 4 (q) section (i), Spanish companies of the Group are obliged to contribute to a defined contribution pension plan. Contributions made by the Group amounted to Euros 460 thousand in 2010 (Euros 416 thousand at 31 December 2009).

In successive years this contribution will be defined through labour negotiations.

Some foreign subsidiaries of the Group have made contributions of Euros 1,155 thousand to complementary pension schemes (Euros 1,155 thousand at 31 December 2009).
     (c) Judicial procedures and arbitration
Details of legal proceedings in which the Company or Group companies are involved are as follows:

Instituto Grifols, S.A.
•	Litigation was initiated in February 2000. Proceedings have been brought jointly against the Company and another plasma fractioning company.

The claimant (an individual) claimed Euros 542 thousand in damages due to the alleged contraction of HIV and Hepatitis C.

The first instance court in Cadiz fully rejected the claim against Instituto Grifols, S.A. on 25 November 2005.

An appeal was filed, which was rejected by the Cádiz Provincial Court in April 2007, thereby confirming the company’s line of defense. Notification was published on 3 February 2011 that on 19 January 2011 the Spanish High Court had fully rejected the appeal against the Cádiz Provincial Court’s decision to reject the claim against Instituto Grifols, S.A.

•	A claim brought against the Health Board of Castilla y León in February 2005.

The defendant (an individual) claimed Euros 180 thousand in damages due to the alleged contraction of Hepatitis C. The health authorities requested that this claim be extended to include the Company.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Notification was published on 2 February 2011 that this appeal has been rejected on 30 December 2010. This ruling is pending confirmation, unless it is appealed in the Spanish High Court.

•	The Company was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected by the Courts, and the ruling appealed by the group of haemophiliacs. Notification was published on 21 January 2011 that on 18 January 2011 the Barcelona Provincial Court had rejected the haemophiliacs’ claim. This ruling is pending confirmation, unless it is appealed in the Spanish High Court.
Grifols Biologicals, Inc.
•	Legal proceedings (consent decree) which were brought against the plasma fractioning centre in Los Angeles.

The blood plasma fractioning centre in Los Angeles is managed through consent decree which was applied for in January 1998 to the Courts by the FDA and US Department of Justice as a result of an infringement of FDA regulations committed by the former owner of the centre (Alpha Therapeutic Corporation, hereinafter ATC). As a result of this consent decree, the Los Angeles centre is subject to strict FDA audits and may only sell products manufactured in the centre subsequent to prior authorisation.

The Company cannot guarantee if or when the consent decree will be lifted.

In March 2004 as a result of improvements to the centre made by the Group, the FDA awarded several free sales certificates for the former ATC products manufactured in this centre.

Based on the current level of compliance, there are no commercial activities that are prohibited or limited by the consent decree.
No provision has been made for these legal issues as the Group considers that these will not have a probable adverse impact.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
     (d) Long-term materials supply contract
The long-term supply contract for plasma signed by the Group in 2008 was terminated by the Group in 2009 on the grounds of failure by the supplier to meet certain contractual terms. The supplier has not accepted the arguments of the Group and both are presently holding negotiations to settle the dispute in arbitration proceedings, the Directors of the Group being of the opinion that the eventual settlement will not involve any significant additional costs.
     (e) Agreement for the acquisition of Talecris Biotherapeutics Holdings Corp (Talecris)
On 6 June 2010 the Company entered into an agreement to acquire the American company Talecris Biotherapeutics, which also specialises in the production of plasma-derived biological medication, for a total of US Dollars 3,400 million.

This agreement will become effective subject to approval by the Defence of Competition authorities. In the event that this approval is not obtained, the Company will be required to pay US Dollars 375 million as indemnity for the damages caused.

The operation will be performed through a combined offer of cash and Grifols shares which would not carry the right to vote on new share issues.

The offer is made in relation to all Talecris shares and the price offered per share amounts to US Dollars 19 in cash and 0.641 shares in Grifols without the right to vote on new share issues. As a result of the ruling on the claim filed by certain shareholders of Talecris in the State of Delaware against Talecris, Cerburus, Grifols and the Agreement and Plan of Merger, appraisal rights have been granted to those Talecris shareholders who have requested them and Grifols has undertaken to issue 500,000 shares without additional voting rights which will be distributed amongst all of the shareholders of Talecris, except for Talecris Holdings LLC and the directors of Talecris. As a result of this additional share issue, the share exchange equation stands at (a) 0.641 shares without voting rights of Grifols for each Talecris share issued, at the closing date of the transaction, held by Talecris LLC and the directors of Talecris and (b) 0.6485 shares without voting rights of Grifols for each Talecris share issued, at the transaction closing date, held by the remaining shareholders.

On 6 June 2010 and in relation to this potential acquisition, the Company obtained financing commitments from six financial institutions for a total of US Dollars 4,500 million. This financing would be used to cover the cash payment of the acquisition and to refinance the existing debt.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
On 23 November 2010 the Company signed loan agreements amounting to US Dollars 3,400 million for the purchase of Talecris. This amount forms part of the US Dollars 4,500 million collateralised on 6 June 2010. Details of this collateralised senior debt are as follows:
•	Non-current syndicated financing with financial institutions: Loan repayable in 5 years totalling US Dollars 1,500 million. Margin of 375 basis points (bp) linked to US Libor and 400 bp linked to Euribor. BB and Ba3 rating.

•	Non-current syndicated financing with institutional investors: 6 year bullet loan (payment of whole principal upon maturity) amounting to US Dollars 1,600 million. Margin of 425 bp linked to US Libor and 450 bp linked to Euribor. BB and Ba3 rating.

•	Senior revolving credit facility amounting to US Dollars 300 million. BB and Ba3 rating.
This debt will be effective once the Talecris purchase transaction has been completed.
(32) Financial Instruments
     Classification
Disclosure of financial instruments by nature and category is as follows:

	Thousands of Euros
	31/12/09
			Financial
	Available-for-		assets /
	sale financial	Loans and	(liabilities)held	Debts and
	assets	receivables	for trading	payables
Non-current financial assets	501	3,230	—	—
Other current financial assets	—	6,547	—	—
Interest-rate swap	—	—	(3,333)	—
Unquoted futures	—	—	1,670	—
Trade and other receivables		239,204	—	—
Bank loans	—	—	—	(382,566)
Other financial liabilities	—	—	—	(21,449)
Bonds and other securities	—	—	—	(423,675)
Finance lease liabilities	—	—	—	(10,936)
Trade and other payables	—	—	—	(120,909)
Other current liabilities	—	—	—	(1,754)

	501	248,981	(1,663)	(961,289)

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/10
			Financial
	Available-for-		assets /
	sale financial	Loans and	(liabilities)held	Debts and
	assets	receivables	for trading	payables
Non-current financial assets	535	7,000	—	—
Other current financial assets	—	12,946	—	—
Interest-rate swap	—	—	(1,809)	—
Unquoted futures	—	—	(6,751)	—
Trade and other receivables	—	259,497	—	—
Bank loans	—	—	—	(392,361)
Other financial liabilities	—	—	—	(20,150)
Bonds and other securities	—	—	—	(456,645)
Finance lease liabilities	—	—	—	(8,014)
Trade and other payables	—	—	—	(160,678)
Payables for Group companies	—	—	—	(1,162)
Other current liabilities	—	—	—	(2,629)

	535	279,443	(8,560)	(1,041,639)

Net losses and gains by financial instrument category
Details are as follows:
Financial assets

	Thousands of Euros
	31/12/09
			Available-
	Assets at fair		for-sale
	value through	Loans and	financial
	profit or loss	receivables	assets	Total
Finance income at amortised cost	—	7,067	—	7,067

Change in fair value	2,015	—	—	2,015

Reclassification of equity to profit or loss	—	—	(172)	(172)

Net gains/(losses) in profit and loss	2,015	7,067	(172)	8,910

Change in fair value	—	—	14	14

Net gains in equity	—	—	14	14

Total	2,015	7,067	(158)	8,924

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/10
			Available-
	Assets at fair		for-sale
	value through	Loans and	financial
	profit or loss	receivables	assets	Total
Finance income at amortised cost	—	4,526	—	4,526

Change in fair value	1,601	—	—	1,601

Net gains in profit and loss	1,601	4,526	—	6,127

Total	1,601	4,526	—	6,127

Financial liabilities

	Thousands of Euros
	31/12/09
	Liabilities at
	fair value
	through profit	Debts and	Hedging
	or loss	payables	derivatives	Total
Finance expenses at amortised cost	—	(27,087)	—	(27,087)

Change in fair value	(2,602)	—	—	(2,602)

Reclassification of equity to profit or loss	—	—	(50)	(50)

Net losses in profit and loss	(2,602)	(27,087)	(50)	(29,739)

Change in fair value	—	—	1,998	1,998

Net gains in equity	—	—	1,998	1,998

Total	(2,602)	(27,087)	1,948	(27,741)

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/10
	Liabilities at
	fair value
	through profit	Debts and	Hedging
	or loss	payables	derivatives	Total
Finance expenses at amortised cost	—	(49,660)	—	(49,660)

Change in fair value	(9,194)	—	—	(9,194)

Reclassification of equity to profit or loss	—	—	(197)	(197)

Net losses in profit and loss	(9,194)	(49,660)	(197)	(59,051)

Total	(9,194)	(49,660)	(197)	(59,051)

     Fair value
The fair value of corporate bonds amounts to Euros 496 million at 31 December 2010. The valuation has been made based on observable market data. The interest rate swap, unquoted futures contract and hedging derivative are also measured at fair value using observable market data. These fair values are level 2 in fair value hierarchy, using other than quoted prices (level 1) that are observable for the assets/liabilities, either directly or indirectly.
The fair value of financial assets and the remaining financial liabilities does not differ significantly from their carrying amount.
Financial derivatives
          a) Derivative financial instruments at fair value through profit or loss
Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
The Group recognized the following swaps at 31 December 2009:

	Thousands of Euros
		Value at
Derivatives	Par	31/12/09	Maturity
Interest rate swap	50,000	(3,333)	26/07/2013

		(note 22)

Unquoted future	23,221	1,189	30/12/2010
Unquoted future	26,370	481	30/12/2010

	49,591	1,670

		(note 14)
The Group has recognized the following derivatives at 31 December 2010:

	Thousands of Euros
		Value at
Derivatives	Par	31/12/10	Maturity
Interest rate swap	50,000	(1,809)	26/07/2013

Unquoted future	23,221	(2,821)	31/03/2011
Unquoted future	26,370	(3,930)	31/03/2011

	49,591	(6,751)

Total		8,560

		(note 22)
During 2009 the Company contracted two unquoted futures contracts, the notional underlying of which consists of the Company’s shares, with a solvent financial institution. The two contracts have shares 2 million and 2.2 million underlying with an exercise price of Euros 11.6107 and Euros 11.9864, respectively. The contracts were to expire on 30 December 2010, although the Company could terminate them prior to this date. On 30 December 2010 it was agreed to extend the futures contract to 31 March 2011, through a novation without liquidation under the same terms and conditions. The contracts are settled by differences between the market value of the notional underlying and the exercise price.
b) Bond issue hedging derivative financial instruments
See explanation in note 17 (f).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Credit risk
Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2010 and 2009 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/10	31/12/09
Non-current financial assets	11	7,535	3,731
Other current financial assets	14	12,946	6,547
Financial derivatives	14	—	1,670
Trade receivables	13	224,355	207,840
Other receivables	13	35,142	31,364
Cash and cash equivalents	16	239,649	249,372

		519,627	500,524

The maximum level of exposure to risk associated with receivables at 31 December 2010 and 2009, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/10	31/12/09
Domestic	70,517	70,521
EU countries	46,787	47,755
United States of America	43,833	29,130
United Kingdom	3,423	3,054
Other European countries	3,162	5,454
Other regions	56,633	51,926

	224,355	207,840

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Not due	148,838	120,339
Overdue less than 1 month	21,860	38,278
Overdue from 1 to 4 months	32,729	25,597
Overdue from 4 months to 1 year	14,812	17,357
Overdue more than a year	6,116	6,269

	224,355	207,840

Unimpaired overdue receivables mainly relate to public entities.

Movement in the provision for bad debts was as follows:

	Thousands of Euros
	31/12/10	31/12/09	31/12/08
Opening balance	4,038	3,172	3,285
Net provisions for the year	357	712	317
Net cancellations for the year	(796)	(42)	(249)
Translation differences	178	196	(181)

Closing balance	3,777	4,038	3,172

An analysis of the concentration of credit risk is provided in note 5.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Liquidity risk

Details of the contracted maturity date of financial liabilities, including borrowing costs and excluding the effects of offsetting agreements, are as follows:

		Thousands of Euros
		Carrying						More
		amount at	Contractual	6 months	6 - 12	1-2	2- 5	than 5
Carrying amount	Note	31/12/09	flows	or less	months	years	years	years

Non-derivative financial liabilities

Bank loans	22	382,566	412,390	88,707	15,087	83,772	177,413	47,411

Other financial liabilities	22	21,449	27,420	6,927	2,582	4,417	10,076	3,418

Bonds and other securities	22	423,675	687,798	27,440	14,317	28,634	85,903	531,504

Finance lease liabilities	22	10,936	11,334	230	4,751	3,294	2,586	473

Suppliers	23	120,909	120,909	120,550	359	—	—	—

Other current liabilities	24	1,754	1,754	1,754	—	—	—	—

Derivative financial liabilities

Interest rate swap	22	3,333	3,333	—	—	—	3,333	—

Unquoted futures	14	(1,670)	(1,670)	—	(1,670)	—	—	—

Total		962,952	1,263,268	245,608	35,426	120,117	279,311	582,806

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

		Thousands of Euros
		Carrying						More
		amount at	Contractual	6 months or	6 - 12	1-2	2- 5	than 5
Carrying amount	Note	31/12/10	flows	less	months	years	years	years

Non-derivative financial liabilities

Bank loans	22	392,361	420,168	117,256	66,428	87,986	92,561	55,937

Other financial liabilities	22	20,150	22,361	8,150	2,134	3,467	6,283	2,327

Bonds and other securities	22	456,645	728,893	23,771	15,537	31,073	93,220	565,292

Finance lease liabilities	22	8,014	8,629	2,034	1,505	2,412	2,348	330

Debts with associates	33	1,162	1,162	1,162	—	—	—	—

Suppliers	23	160,678	160,678	160,657	21	—	—	—

Other current liabilities	24	2,629	2,629	2,629	—	—	—	—

Derivative financial liabilities

Interest rate swap	22	1,809	1,809	—	—	—	1,809	—

Unquoted futures	22	6,751	6,751	6,751	—	—	—	—

Total		1,050,199	1,353,080	322,410	85,625	124,938	196,221	623,886

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Currency risk

The Group’s exposure to currency risk is as follows:

	Thousands of Euros
	31/12/09
	EUR (*)	USD (**)
Trade receivables	1,839	7,308
Loans to Group companies	16,854	—
Trade payables	(252)	(2,339)
Payables to Group companies	(10,365)	(17,946)
Loans with Group companies	—	(10,431)
Non-current bank loans	(6,854)	—
Non-current bonds	(10,000)	—

Balance sheet exposure	(8,778)	(23,408)

(*)	balances in Euros in subsidiaries with USD local currency

(**)	Balances in USD in subsidiaries with Euro local currency

	Thousands of Euros
	31/12/10
	EUR (*)	USD (**)
Trade receivables	67	3,938
Receivables from Group companies	12	—
Loans to Group companies	16,852	—
Cash	415	45
Trade payables	(533)	(6,200)
Payables for Group companies	(6,828)	(21,455)
Current bank loans	(5,875)	—
Non-current bank loans	(979)	(262)
Non-current bonds	(9,860)	—

Balance sheet exposure	(6,729)	(23,934)

(*)	balances in Euros in subsidiaries with USD local currency

(**)	Balances in USD in subsidiaries with Euro local currency

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
The most significant exchange rates applied during the years ended 31 December 2010 and 2009 are as follows:

	Average exchange rate		Closing exchange rate
Euro	2010	2009	31/12/10	31/12/09
USD	1.34	1.38	1.34	1.44
A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2010, equity would have increased by Euros 34,973 thousand (Euros 35,795 thousand at 31 December 2009) and profit would have decreased by Euros 3,066 thousand (at 31 December 2009 it would have decreased by Euros 1,626 thousand). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. This analysis has been performed using the same criteria as in 2009.

A 10% weakening of the US Dollar against the Euro at 31 December 2010 and 2009 would have had the opposite effect for the amounts shown above, all other variables being held constant.
Interest-rate risk
Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/10	31/12/09
Fixed-interest financial instruments
Financial assets	19,220	9,674
Financial liabilities	(457,521)	(423,675)

	(438,301)	(414,001)

Variable-interest financial instruments Financial liabilities	(399,499)	(393,502)

	(399,499)	(393,502)

	(837,800)	(807,503)

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Sensitivity analysis

A 100 basis point variation in interest rates at the presentation date of 31 December 2010 would have increased / decreased equity and consolidated profit after income tax by Euros 3,794 thousand. This analysis assumes that all other variables are held constant, especially that exchange rates remain constant.

A 100 basis point variation in interest rates at the presentation date of 31 December 2009 would have increased / decreased equity and consolidated profit after income tax by Euros 4,732 thousand.
(33) Balances and Transactions with Related Parties
Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/10	31/12/09
Receivables from associates	5	812
Debts with associates	(1,162)	—
Payables to associates	—	(22)
Payables to members of the board of directors	(62)	(121)
Payables to other related parties	(4,641)	(3,322)

	(5,860)	(2,653)

Payables are included in suppliers and trade payables (see note 23).

Transactions with related parties
Transactions with related parties have been performed as part of the group’s ordinary trade and have been performed at arm’s length.

Group transactions with related parties during 2008 were as follows:

	Thousands of Euros
		Key
		management	Other related	Board of directors
	Associates	personnel	parties	of the Company
Net purchases	125	—	—	—
Other service expenses	—	—	4,981	180
Personnel expenses	—	4.253	—	1,995

	125	4,253	4,981	2,175

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Dividends received by the Board of directors of the Company amounted to Euros 2,600 thousand in 2008.

Group transactions with related parties during 2009 were as follows:

	Thousands of Euros
		Key
		management	Other related	Board of directors
	Associates	personnel	parties	of the Company
Net purchases	86	—	—	—
Net sales	(700)	—	—	—
Other service expenses	—	—	7,257	240
Personnel expenses	—	5,849	—	2,148

	(614)	5,849	7,257	2,388

Dividends received by the Board of directors of the Company amounted to Euros 6,152 thousand in 2009.

Group transactions with related parties during 2010 are as follows:

	Thousands of Euros
		Key
		management	Other related	Board of directors
	Associates	personnel	parties	of the Company
Net purchases	505	—	—	—
Net sales	(14)	—	—	—
Other service expenses	—	—	12,506	180
Personnel expenses	—	5,839	—	2,066

	491	5,839	12,506	2,246

Dividends received by the Board of directors of the Company amounted to Euros 2,062 thousand in 2010.

“Other service expenses” include costs for professional services with related companies amounting to Euros 7,590 thousand. These costs correspond to those incurred related to the share capital increase and the issuance of debt which is expected to be carried out relating to the acquisition of Talecris (see note 15).

Non-employee board member representing shareholders interests have received no remuneration during 2010, 2009 or 2008.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.
(34) Subsequent Events
On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a 7 year maturity period and an annual coupon of 8.25%. This issue, together with the already completed syndicated loan for an amount of US Dollars 3,400 million, enabled the Company to obtain US Dollars 4,500 million, the estimated maximum financing requirement for the acquisition of Talecris.

At the extraordinary general shareholders’ meeting held on 25 January 2011, the Company agreed to increase share capital through the issue of 87 million new non-voting shares, which it will use in its acquisition of Talecris. These shares are scheduled to be listed on the NASDAQ Global Market (United States) and the Automated Quotation System (“mercado continuo”) (Spain).

The Group has therefore completed all the tranches of the proposed financing structure to conclude the transaction, which is still pending approval by the U.S. Federal Trade Commission (FTC).

On 5 March 2011 Grifols has extended the deadline for closing the acquisition of Talecris Biotherapeutics Holdings Corp. and the financing and commitments with those extending the financing to 30 June 2011.

The Board of Directors of Grifols, S.A. approved these Consolidated Financial Statements on 29 March 2011.

APPENDIX I
GRIFOLS,S.A. AND SUBSIDIARIES
OPERATING SEGMENTS
(expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostics			Raw materials			Others/Unallocated			Consolidated
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenues	773,372	694,969	617,918	89,552	86,328	82,566	109,088	103,091	85,705	4,815	22,665	22,794	13,903	6,133	5,328	990,730	913,186	814,311

Total revenues	773,372	694,969	617,918	89,552	86,328	82,566	109,088	103,091	85,705	4,815	22,665	22,794	13,903	6,133	5,328	990,730	913,186	814,311

Profit/(Loss) for the segment	306,091	297,584	262,229	7,401	8,374	8,534	6,793	12,136	13,603	2,110	3,850	7,369	7,785	6,133	5,328	330,180	328,077	297,063

Unallocated expense													(120,497)	(101,549)	(94,102)	(120,497)	(101,549)	(94,102)

Operating profit																209,683	226,528	202,961

Finance income/expenses																(51,020)	(22,585)	(30,716)

Share of profit/(loss) of equity accounted investees	(879)	0	0	0	0	0	0	51	24	0	0	0	0	0	0	(879)	51	24
Income tax expense																(42,517)	(56,424)	(50,153)

Profit for the year after tax																115,267	147,570	122,116

Segment assets	1,062,464	994,245	798,843	85,992	68,214	63,660	129,824	82,202	67,087	954	1,312	4,379	0	0	0	1,279,234	1,145,973	933,969
Equity accounted investments	516	0	0	0	0	0	0	383	374	0	0	0	0	0	0	516	383	374
Unallocated assets													609,232	510,821	245,896	609,232	510,821	245,896

Total assets																1,888,982	1,657,177	1,180,239

Segment liabilities	74,489	79,988	75,120	14,486	12,579	11,909	12,573	10,763	9,066	0	0	0	0	0	0	101,548	103,330	96,095
Unallocated liabilities													1,080,044	975,319	602,865	1,080,044	975,319	602,865

Total liabilities																1,181,592	1,078,649	698,960

Other information:
Amortisation and depreciation	21,630	21,893	21,644	4,719	3,808	3,725	8,265	5,261	5,000	0	0	67	11,162	8,592	2,820	45,776	39,554	33,256
Expenses that do not require cash payments	(526)	(2,059)	(1,744)	(12)	(70)	32	0	(1)	15	0	0	(7)	0	(26)	(275)	(538)	(2,156)	(1,979)
Additions for the year of property, plant & equipment and intangible assets	65,344	70,702	65,954	13,132	7,524	9,266	15,897	14,067	14,078	0	0	516	11,424	26,477	39,879	105,797	118,770	129,693
This Appendix forms an integral part of note 6 to the consolidated financial statements

1 of 2

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES
GEOGRAPHICAL INFORMATION
(expressed in thousands of Euros)

	Spain			European Union			United States			Rest of the world			Consolidated
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenues	227,947	225,759	190,809	204,244	198,832	213,290	339,018	296,659	290,666	219,521	191,936	119,546	990,730	913,186	814,311

Assets by geographic areas	682,473	632,537	532,392	117,706	82,245	96,845	936,030	821,641	502,797	152,773	120,754	48,205	1,888,982	1,657,177	1,180,239

Other information:
Additions for the year of property, plant & equipment and intangible assets	50,319	65,046	93,005	3,972	2,341	999	43,847	43,726	33,475	7,659	7,657	2,214	105,797	118,770	129,693
This Appendix forms an integral part of note 6 to the consolidated financial statements

2 of 2

APPENDIX II
GRIFOLS, S.A. AND SUBSIDIARIES
Changes in Other Intangible Assets
for the year ended
31 December 2010
(Expressed in thousands of Euros)

	Balances at				Translation	Balances at
	31/12/2009	Additions	Transfers	Disposals	differences	31/12/2010

Development costs	55,414	6,614	0	(26)	69	62,071
Concessions, patents, licenses brands & similar	46,259	2,410	847	0	3,227	52,743
Software	28,597	5,455	318	(20)	352	34,702
Other intangible assets	513	2,121	0	(299)	10	2,345

Total cost of intangible assets	130,783	16,600	1,165	(345)	3,658	151,861

Accum. amort. of development costs	(29,427)	(3,699)	0	0	(69)	(33,195)
Accum. amort of concessions, patents, licenses, brands & similar	(15,526)	(1,603)	(845)	0	(654)	(18,628)
Accum. amort. of software	(16,430)	(4,965)	1	20	(172)	(21,546)
Accum. amort. of other intangible assets	0	(189)	(4)	0	0	(193)

Total accum. amort intangible assets	(61,383)	(10,456)	(848)	20	(895)	(73,562)
Impairment of other intangible assets	(15)	0	0	15	0	0

Carrying amount of intangible assets	69,385	6,144	317	(310)	2,763	78,299

This appendix forms an integral part of note 8 to the consolidated financial statements

1 of 3

APPENDIX II
GRIFOLS, S.A. AND SUBSIDIARIES
Changes in Other Intangible Assets
for the year ended
31 December 2009
(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2008	Additions	combinations	Transfers	Disposals	differences	31/12/2009

Development costs	47,299	8,146	0	0	0	(31)	55,414
Concessions, patents, licenses brands & similar	40,461	1	6,525	(5)	0	(723)	46,259
Software	22,272	6,700	0	1	(240)	(136)	28,597
Other intangible assets	0	508	0	5	0	0	513

Total cost of intangible assets	110,032	15,355	6,525	1	(240)	(890)	130,783

Accum. amort. of development costs	(23,878)	(5,580)	0	0	0	31	(29,427)
Accum. amort of concessions, patents, licenses, brands & similar	(14,881)	(806)	0	0	0	161	(15,526)
Accum. amort. of software	(13,517)	(3,097)	0	0	132	52	(16,430)

Total accum. amort intangible assets	(52,276)	(9,483)	0	0	132	244	(61,383)
Impairment of other intangible assets	0	(15)	0	0	0	0	(15)

Carrying amount of intangible assets	57,756	5,857	6,525	1	(108)	(646)	69,385

			(note 3)
This appendix forms an integral part of note 8 to the consolidated financial statements

2 of 3

APPENDIX II
GRIFOLS, S.A. AND SUBSIDIARIES
Changes in Other Intangible Assets
for the year ended
31 December 2008
(Expressed in thousands of Euros)

	Balances at				Translation	Balances at
	31/12/2007	Additions	Transfers	Disposals	differences	31/12/2008

Intangible assets

Development costs	43,141	5,255	0	(1,146)	49	47,299
Concessions, patents, licenses brands and similar	40,790	0	0	(1,618)	1,289	40,461
Software	17,704	4,489	(59)	(8)	146	22,272

Total cost of intangible assets	101,635	9,744	(59)	(2,772)	1,484	110,032

Accum. amort. of development costs	(18,916)	(4,634)	(287)	0	(41)	(23,878)
Accum. amort of concessions, patents, licenses, brands & similar	(14,110)	(2,322)	287	1,616	(352)	(14,881)
Accum. amort. of software	(11,386)	(2,124)	59	10	(76)	(13,517)

Total Accum. amort intangible assets	(44,412)	(9,080)	59	1,626	(469)	(52,276)

Carrying amount of intangible assets	57,223	664	0	(1,146)	1,015	57,756

This appendix forms an integral part of note 8 to the consolidated financial statements

3 of 3

APPENDIX III
GRIFOLS, S.A. AND SUBSIDIARIES
Changes in Property, Plant and Equipment
for the year ended
31 December 2010
(Expressed in thousands of Euros)

	Balances at				Translation	Balances at
	31/12/09	Additions	Transfers	Disposals	differences	31/12/10

Cost:

Land and buildings	142,600	10,594	28,930	(1,085)	3,703	184,742
Plant and machinery	344,030	35,356	21,857	(8,242)	12,268	405,269
Under construction	70,781	43,247	(49,694)	0	1,950	66,284

	557,411	89,197	1,093	(9,327)	17,921	656,295

Accumulated depreciation:
Buildings	(9,502)	(1,890)	(16)	0	(139)	(11,547)
Plant and machinery	(176,204)	(33,430)	(1,394)	6,016	(4,956)	(209,968)

	(185,706)	(35,320)	(1,410)	6,016	(5,095)	(221,515)

Impairment of other property, plant and equipment	0	(649)	0	0	0	(649)

Carrying amount	371,705	53,228	(317)	(3,311)	12,826	434,131

This appendix forms an integral part of note 9 to the consolidated financial statements

1 of 3

APPENDIX III
GRIFOLS, S.A. AND SUBSIDIARIES
Changes in Property, Plant and Equipment
for the year ended
31 December 2009
(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/08	Additions	combinations	Transfers	Disposals	differences	31/12/09

Cost:

Land and buildings	111,067	9,729	0	22,905	0	(1,101)	142,600
Plant and machinery	287,761	33,994	2,307	27,784	(5,881)	(1,935)	344,030
Under construction	63,620	59,692	0	(50,882)	(757)	(892)	70,781

	462,448	103,415	2,307	(193)	(6,638)	(3,928)	557,411

Accumulated depreciation:

Buildings	(8,049)	(1,514)	0	0	0	61	(9,502)
Plant and machinery	(153,390)	(28,557)	0	192	4,942	609	(176,204)

	(161,439)	(30,071)	0	192	4,942	670	(185,706)

Carrying amount	301,009	73,344	2,307	(1)	(1,696)	(3,258)	371,705

			(note 3)
This appendix forms an integral part of note 9 to the consolidated financial statements

2 of 3

APPENDIX III
GRIFOLS, S.A. AND SUBSIDIARIES
Changes in Property, Plant and Equipment
for the year ended
31 December 2008
(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/07	Additions	combinations	Transfers	Disposals	differences	31/12/08

Cost:

Land and buildings	79,845	29,142	0	641	0	1,439	111,067
Plant and machinery	233,812	35,408	3	22,423	(5,939)	2,054	287,761
Under construction	30,079	55,399	0	(23,948)	(128)	2,218	63,620

	343,736	119,949	3	(884)	(6,067)	5,711	462,448

Accumulated depreciation:

Buildings	(6,735)	(1,234)	0	(39)	29	(70)	(8,049)
Plant and machinery	(135,669)	(22,942)	0	923	5,027	(729)	(153,390)

	(142,404)	(24,176)	0	884	5,056	(799)	(161,439)

Carrying amount	201,332	95,773	3	0	(1,011)	4,912	301,009

			(note 3)
This appendix forms an integral part of note 9 to the consolidated financial statements

3 of 3

APPENDIX IV
GRIFOLS, S.A. AND SUBSIDIARIES
Non-current Loans and Borrowings
for the year ended
31 December 2010
(Expressed in thousands of Euros)

					Thousands of Euros
						Initial loan
			Concession			arrangement
Loan	Currency	Interest rate	date	Maturity date	Face amount	expenses	Carrying amount

Syndicated loan — Club deal	EUR	Euribor + 0,8%	01/05/2008	26/05/2013	350,000	(2,427)	99,408
Instituto de crédito Oficial	EUR	Euribor + 1%	01/06/2006	26/05/2016	30,000	(210)	17,955
Caixa Catalunya — Mortgage loan	EUR	Euribor + 0,9%	01/02/2008	01/02/2018	14,000	(294)	10,115
Banco Santander	EUR	ICO + 1,8%	01/06/2009	01/06/2016	6,000	—	5,400
Caja de Madrid	EUR	Euribor + 1%	05/06/2009	05/06/2016	6,000	—	5,400
Banco Guipuzcoano	EUR	Euribor + 1%	25/03/2010	25/03/2020	8,500	—	8,500
Banco Sabadell	EUR	Euribor + 1%	11/06/2010	30/06/2012	1,465	—	1,413
SCH	EUR	1.75%	13/10/2010	13/10/2017	900	—	876
Ibercaja	EUR	Euribor + 1,99%	30/07/2009	31/07/2016	1,800	—	1,664
Caja de Madrid		Euribor + 2%	09/03/2010	25/03/2020	10,000	—	10,000
SCH		Euribor + 1%	18/11/2010	31/01/2012	169	—	169
BBVA — Mortgage loan	EUR	Euribor + 1,2%	21/10/2008	31/12/2024	45,000	(676)	39,201
Caixa Catalunya	EUR	ICO + 1,99%	30/07/2009	25/08/2016	1,440	—	1,353
Caixa Galicia	EUR	Euribor + 1%	11/06/2010	25/06/2020	1,180	—	1,003
Banca Toscana	EUR	6 months Euribor + 1%	08/05/2008	30/06/2013	3,000	—	939
Cofides	EUR	6 months Euribor + 0,45%	01/08/2008	20/08/2017	6,854	—	5,875
Cofides	EUR	Euribor + 2%	20/09/2011	20/03/2017	10,745	—	10,177

					497,053	(3,607)	219,448

Non-current finance lease creditors (see note 22)					—	—	4,734

					497,053	(3,607)	224,182

This appendix forms an integral part of note 22 to the consolidated financial statements.

1 of 3

APPENDIX IV
GRIFOLS, S.A. AND SUBSIDIARIES
Non-current Loans and Borrowings
for the year ended
31 December 2009
(Expressed in thousands of Euros)

					Thousands of Euros
						Initial loan
			Concession			arrangement
Loan	Currency	Interest rate	date	Maturity date	Face amount	expenses	Carrying amount

Syndicated loan —Club deal	EUR	Euribor + 0,8%	01/05/2008	26/05/2013	350,000	(2,427)	195,471
Instituto de crédito Oficial	EUR	Euribor + 1%	01/06/2006	26/05/2016	30,000	(210)	21,933
Caixa Catalunya — Mortgage loan	EUR	Euribor + 0,9%	01/02/2008	01/02/2018	14,000	(294)	11,733
Banco Santander	EUR	ICO + 1,8%	01/06/2009	01/06/2016	6,000	—	6,000
Caja de Madrid	EUR	Euribor + 1%	05/06/2009	05/06/2016	6,000	—	6,000
Ibercaja	EUR	Euribor + 1,9%	30/07/2009	31/07/2016	1,800	—	1,800
BBVA — Mortgage loan	EUR	Euribor + 1,2%	21/10/2008	31/12/2024	45,000	(676)	33,649
Caixa Catalunya	EUR	ICO + 1,99%	30/07/2009	25/08/2016	1,440	—	1,440
Banca Toscana	EUR	6 months Euribor + 1%	08/05/2008	30/06/2013	3,000	—	1,552
Cofides	EUR	6 months Euribor + 0,45%	01/08/2008	20/08/2017	6,854	—	6,854

					464,094	(3,607)	286,432

Non-current finance lease creditors (see note 22)					—	—	6,202

					464,094	(3,607)	292,634

This appendix forms an integral part of note 22 to the consolidated financial statements.

2 of 3

APPENDIX IV
GRIFOLS, S.A. AND SUBSIDIARIES
Non-current Loans and Borrowings
for the year ended
31 December 2008
(Expressed in thousands of Euros)

					Thousands of Euros
						Initial loan
						arrangement
Loan	Currency	Interest rate	Concession date	Maturity date	Face amount	expenses	Carrying amount

Syndicated loan —Club deal	EUR / USD	Euribor + 0,8%	01/05/2008	26/05/2013	350,000	(1,984)	225,320
Institut Catalá de Finances	EUR	5.70%	27/01/2005	28/02/2010	6,247	(62)	312
Instituto de Crédito Oficial	EUR	4.94%	01/06/2006	26/05/2016	30,000	(210)	25,907
Caixa Catalunya — Mortgage loan	EUR	5.25%	01/02/2008	01/02/2018	14,000	(294)	13,350
BBVA — Mortgage loan	EUR	6.50%	21/10/2008	31/12/2024	45,000	(676)	30,463
Banca Toscana	EUR	5.33%	08/05/2008	30/06/2013	3,000	—	2,183
Cofides	EUR	5.61%	01/08/2008	20/08/2017	6,854	—	6,854

					448,247	(3,226)	304,389

Non-current finance lease creditors (see note 22)					—	—	7,124

					448,247	(3,226)	311,513

This appendix forms an integral part of note 22 to the consolidated financial statements.

3 of 3