Form 20-F
period 2012-12-31
Grifols SA
filed 2013-04-05
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 333-154474

GRIFOLS, S.A.
(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)

Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Vallès 08174 Barcelona, Spain
(Address of principal executive offices)

David Ian Bell General Counsel Grifols Inc. 2410 Lillyvale Ave Los Angeles, CA 90032-3514
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Class B non-voting share of Grifols, S.A.	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

213,064,899 Class A Shares

113,499,346 Class B Shares

GRIFOLS, S.A.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	200

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.	202

i

ii

GENERAL INFORMATION

As used in this annual report on Form 20-F, unless the context otherwise requires or as is otherwise indicated:

•                                          all references to “Grifols,” the “Company,” “we,” “us” and “our” refer to Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain, and our consolidated subsidiaries, and for all periods following the closing of the acquisition of Talecris Biotherapeutics Holdings Corp., on June 1, 2011, these terms include Talecris Biotherapeutics Holdings Corp.;

•                                          all references to the “Group” or the “Grifols Group” are to Grifols, S.A. and the group of companies owned or controlled by Grifols, S.A.;

•                                          all references to “Talecris” refer to Talecris Biotherapeutics Holdings Corp., a Delaware corporation, and its consolidated subsidiaries, as existing prior to the closing of the acquisition; and

•                                          all references to the “Talecris acquisition” refer to our acquisition of Talecris, consummated on June 1, 2011.

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

Talecris has been included in our consolidated financial statements from June 2, 2011, the day following the consummation of the acquisition.

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

These forward-looking statements reflect, as applicable, our management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include, but are not limited to: our significant indebtedness; our ability to service our indebtedness, which in turn depends on our ability to generate cash; the restrictive covenants governing our debt; risks related to compliance with reporting obligations under U.S. securities laws and our internal control over financial reporting; limitations on the enforcement of civil liabilities under U.S. securities laws; the risks associated with the potential damage or contamination of plasma, our main raw material; side effects associated with our products; our adherence to current good manufacturing practice, or cGMP; our ability to procure adequate quantities of plasma and other materials that are acceptable for use in our manufacturing processes; fluctuations in the balance between supply and demand with respect to the market for plasma-derived products; product concentration risk; increased competition in our industry; the impact of competitive products and the pricing and actions of competitors; potential product liability claims or product recalls involving our products; the impact of our substantial capital expenditures; market risks, such as interest rate risk and foreign exchange rate risk; the unprecedented volatility in the global economy and fluctuations in the financial markets; unexpected shut-downs of our manufacturing and storage facilities or delays in opening new facilities; disruptions in our distribution channels; our ability to protect our intellectual property rights and defend against allegations of infringement by others; our ability to commercialize products in development; implementation of healthcare reform law in the U.S.; potential decreases or limitations on reimbursement for purchasers of our products; regulatory actions or lawsuits brought under federal or state laws; extensive environmental, health and safety laws and regulations; our ability to maintain compliance with government regulations and licenses, including those related to plasma collection, production, and marketing; and other factors that are set forth below under Item 3 of this Part I, “Key Information — D. Risk Factors.”

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

Item 3.                                                         KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Information

The following is a summary of our historical consolidated financial data for the periods ended and at the dates indicated below.  You are encouraged to read this information together with Item 5 of this Part I, “Operating and Financial Review and Prospects,” and our audited consolidated financial statements and the accompanying notes included in this annual report on Form 20-F.

The following table presents our consolidated financial data for the periods and as of the dates indicated.  Our consolidated balance sheet data as of December 31, 2012 and 2011 and our consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 is derived from our audited consolidated financial statements for those years, which are included in this annual report on Form 20-F.  Our consolidated balance sheet data as of December 31, 2010, 2009 and 2008 and our consolidated statement of operations data for the years ended December 31, 2009 and 2008 is derived from our consolidated financial statements for those years, which are not included in this Form 20-F.

	As of December 31,
Consolidated Balance Sheet Data	2012	2011 (1)	2010	2009	2008
	(in thousands of euros)
ASSETS
Non-current assets
Intangible assets
Goodwill	1,869,899	1,895,101	189,448	174,000	158,567
Other intangible assets	969,095	1,008,307	78,299	69,385	57,756

Total intangible assets	2,838,994	2,903,408	267,747	243,385	216,323
Property, plant and equipment	810,107	775,869	434,131	371,705	301,009
Investments in equity accounted investees	2,566	1,001	598	383	374
Non-current financial assets	16,526	12,401	7,535	3,731	1,636
Deferred tax assets	24,717	18,106	34,889	33,395	34,297

Total non-current assets	3,692,910	3,710,785	744,900	652,599	553,639

Current assets
Inventories	998,644	1,030,341	527,865	484,462	373,098
Trade and other receivables
Trade receivables	366,022	408,263	224,355	207,840	186,324
Other receivables	43,833	108,616	44,032	39,540	43,443
Current income tax assets	37,318	15,110	14,607	7,802	5,428

Trade and other receivables	447,173	531,989	282,994	255,182	235,195
Other current financial assets	460	16,904	12,946	8,217	6,680
Other current assets	14,960	9,395	80,628	7,345	5,259
Cash and cash equivalents	473,327	340,586	239,649	249,372	6,368

Total current assets	1,934,564	1,929,215	1,144,082	1,004,578	626,600

Total Assets	5,627,474	5,640,000	1,888,982	1,657,177	1,180,239

EQUITY AND LIABILITIES
Equity
Share capital	117,882	117,882	106,532	106,532	106,532
Share premium	890,355	890,355	121,802	121,802	121,802
Reserves	620,144	568,274	403,604	314,903	247,669

Treasury stock	(3,060)	(1,927)	(1,927)	(677)	(33,087)
Profit for the year attributable to the Parent	256,686	50,307	115,513	147,972	121,728

Total equity	1,882,007	1,624,891	745,524	658,572	564,644
Cash flow hedges	(33,036)	(21,184)	(1,751)	(1,948)	—
Translation differences	27,797	58,800	(50,733)	(90,253)	(84,457)

Other comprehensive income	(5,239)	37,616	(52,484)	(92,201)	(84,615)

	As of December 31,
Consolidated Balance Sheet Data	2012	2011 (1)	2010	2009	2008
	(in thousands of euros)
Equity attributable to the Parent	1,876,768	1,662,507	693,040	566,371	480,029

Non-controlling interests	3,973	2,487	14,350	12,157	1,250

Total Equity	1,880,741	1,664,994	707,390	578,528	481,279

Liabilities
Non-current liabilities
Grants	5,855	1,366	2,088	2,311	2,353
Provisions	3,348	11,502	1,378	1,232	3,045
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,585,988	2,809,225	665,385	703,186	311,513
Other financial liabilities	104,831	136,563	10,474	12,552	12,542

Total non-current financial liabilities	2,690,819	2,945,788	675,859	715,738	324,055

Deferred tax liabilities	453,846	370,723	79,141	60,325	51,969

Total non-current liabilities	3,153,868	3,328,929	758,466	779,606	381,422
Current liabilities
Provisions	55,139	81,112	4,365	4,702	3,830
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	189,335	147,789	191,635	113,991	147,547
Other financial liabilities	6,243	14,507	18,236	12,230	9,685

Total current financial liabilities	195,578	162,296	209,871	126,221	157,232
Debts with associates	2,668	2,435	1,162	—	—
Trade and other payables
Suppliers	228,405	280,722	160,678	120,909	107,613
Other payables	27,357	27,335	11,928	17,832	9,068
Current income tax liabilities	5,679	4,691	4,172	3,258	16,362

Total trade and other payables	261,441	312,748	176,778	141,999	133,043
Other current liabilities	78,039	87,486	30,950	26,121	23,433

Total current liabilities	592,865	646,077	423,126	299,043	317,538

Total Liabilities	3,746,733	3,975,006	1,181,592	1,078,649	698,960

Total Equity and Liabilities	5,627,474	5,640,000	1,888,982	1,657,177	1,180,239

(1)                                 Deferred Tax Assets and Deferred Tax Liabilities for 2011 have been modified to reflect the fact that certain amounts were not offset where we were legally entitled by the taxation authorities to do so.

	For the Year Ended December 31,
		2011(1)	2010 (1)	2009 (1)	2008 (1)
Consolidated Statement of Operations Data	2012	(restated)	(restated)	(restated)	(restated)
	(in thousands of euros, except for per share and share data)
Continuing Operations
Net revenue	2,620,944	1,795,613	990,730	913,186	814,311
Cost of sales	(1,291,345)	(968,133)	(529,400)	(468,678)	(416,127)

Gross Profit	1,329,599	827,480	461,330	444,508	398,184
Research and development	(124,443)	(89,360)	(40,656)	(35,387)	(28,494)
Selling, general and administration expenses	(545,072)	(459,259)	(210,991)	(182,593)	(166,729)

Operating Expenses	(669,515)	(548,619)	(251,647)	(217,980)	(195,223)
Operating Results	660,084	278,861	209,683	226,528	202,961
Finance income	1,677	5,761	4,526	7,067	2,682
Finance costs	(284,117)	(200,562)	(49,660)	(27,087)	(29,305)
Change in fair value of financial instruments	13,013	1,279	(7,593)	(587)	(1,268)
Impairment of gains/(losses) on disposal of financial instruments	2,107	(805)	91	(245)	—
Exchange losses	(3,409)	(3,477)	1,616	(1,733)	(2,825)

Finance cost	(270,729)	(197,774)	(51,020)	(22,585)	(30,716)

Share of profit/(losses) of equity accounted investees	(1,407)	(1,064)	(879)	51	24

Profit before income tax from continuing operations	387,948	80,023	157,784	203,994	172,269
Income tax expense	(132,571)	(29,795)	(42,517)	(56,424)	(50,153)

Profit after income tax from continuing operations	255,377	50,228	115,267	147,570	122,116
Consolidated profit for the year	255,377	50,228	115,267	147,570	122,116
Profit attributable to the Parent	256,686	50,037	115,513	147,972	121,728
Profit/(loss) attributable to non-controlling interests	(1,309)	(79)	(246)	(402)	388
Basic earnings per ordinary share	0.75	0.16	0.45	0.58	0.47
Average number of shares	342,701,194	308,036,270	258,899,952	255,442,596	256,698,387
Basic earnings per ordinary share from continuing operations	0.75	0.16	0.45	0.58	0.47
Cash dividend per ordinary share	—	—	0.13	0.38	0.17

(1)                                 In 2012, we changed the presentation of the consolidated statement of operations data by functions instead of by nature. We believe that this will enable a better understanding of the profitability of our business. Consequently, comparative data for 2011, 2010, 2009 and 2008 has also been modified, to conform to the current presentation. For more information please see our audited consolidated financial statements, which are included in this annual report on Form 20-F.

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2012	2011	2010	2009	2008
	(in thousands of euros)
Consolidated profit for the year	255,377	50,228	115,267	147,570	122,116
Income and expenses generated during the year
Measurement of financial instruments	—	—	—	(14)	(6)
Available-for-sale financial assets	—	—	—	(18)	(9)
Tax effect	—	—	—	4	3
Cash flow hedges	(15,956)	(21,184)	—	(1,998)	0
Cash flow hedges	(25,140)	(33,871)	—	(3,275)	0
Tax effect	9,184	12,687	—	1,277	0
Translation differences	(31,016)	109,607	42,225	(4,145)	13,955

Income and expenses generated during the year	(46,972)	88,423	42,225	(6,157)	13,949

Income and expense recognized in the income statement
Measurement of financial instruments	—	—	—	172	0
Available-for-sale financial assets	—	—	—	245	0
Tax effect	—	—	—	(73)	0
Cash flow hedges	4,104	1,751	197	50	0
Cash flow hedges	6,300	2,870	324	80	0
Tax effect	(2,196)	(1,119)	(127)	(30)	0

Income and expenses generated during the year	4,104	1,751	197	222	13,949

Total comprehensive income for the year	212,509	140,402	157,689	141,635	136,065

Total comprehensive income attributable to the Parent	213,831	140,407	155,230	140,386	135,781
Total comprehensive income/(expense) attributable to non-controlling interests	(1,322)	(5)	2,459	1,249	284

Total comprehensive income for the year	212,509	140,402	157,689	141,635	136,065

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

As used in this annual report on Form 20-F, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.  The Noon Buying Rate for the euro on March 29, 2013 was $1.2816 = €1.00.  The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro.  Amounts are expressed in U.S. dollars per €1.00.

Annual Data (Year Ended December 31,)	Period End ($)	Average Rate ($) (1)	High ($)	Low ($)
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2926	1.4002	1.4875	1.2926
2012	1.3186	1.2902	1.3463	1.2062

Source:  Federal Reserve Bank of New York

(1)                                 The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Recent Monthly Data	High ($)	Low ($)
September 2012	1.3142	1.2566
October 2012	1.3133	1.2876
November 2012	1.3010	1.2715
December 2012	1.3260	1.2930
January 2013	1.3584	1.3047
February 2013	1.3692	1.3054
March 2013	1.3098	1.2782

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

Our net financial debt at December 31, 2012 amounted to €2.4 billion. We incurred substantial indebtedness in connection with the Talecris acquisition.  In order to finance the acquisition, (i) we entered into a credit and guaranty agreement dated as of November 23, 2010 (as amended by the first and second amendments thereto, the “Original Senior Credit Agreement”) to provide for (a) senior term loans aggregating $2.5 billion and €440 million and (b) revolving commitments in the amounts of $50 million, €36.7 million ($50 million equivalent) and the $200 million equivalent in multicurrencies and (ii) we issued $1.1 billion aggregate principal amount of 8.25% senior notes due 2018 (“Notes”).  On February 29, 2012, we entered into an amendment and restatement of the Original Credit Agreement, or Amended Senior Credit Agreement, which provided for the repricing of all of the senior term loans and revolving facilities.  The Amended Senior Credit Agreement provides for (i) senior term loans aggregating $2.3 billion and €420 million (the “Amended Senior Term Loans”), and (ii) revolving commitments in the amounts of $35 million, €22 million and the $140 million equivalent in multicurrencies (the “Amended Revolving Credit Facilities”).  As of the date of this annual report on Form 20-F, no amounts have been drawn on the Amended Revolving Credit Facilities.

Our substantial level of indebtedness increases the risk that we may be unable to generate sufficient cash to pay amounts due in respect to our indebtedness.  See Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit,” for the terms of the Amended Senior Credit Agreement and Notes and for more detailed information regarding our indebtedness.

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

•                                          our ability to fund a change of control offer under our outstanding Notes may be limited;

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

We expect to use cash flow from operations to pay our expenses and amounts due under our outstanding indebtedness.  Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control.  Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs.  If we do not have enough money, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money.  We may not be able to accomplish any of these alternatives on terms acceptable to us or at all.  In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.  The failure to generate sufficient cash flow to service our indebtedness or to achieve any of these alternatives could materially and adversely affect our business, results of operations and financial condition.

Despite our substantial indebtedness, we may still incur significantly more debt.  This could exacerbate the risks associated with our substantial leverage.

We may be able to incur significant additional indebtedness in the future.  Although the Amended Senior Credit Agreement and the indenture that governs our Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these exceptions could be substantial.  As of the date of this annual report on Form 20-F, there is $35 million, €22 million and the $140 million equivalent in multicurrencies of undrawn availability under the Amended Revolving Credit Facilities.  In addition, the Amended Senior Credit Agreement also provides for incremental facilities that include an increase to the existing facilities and the establishment of one or more new term loan commitments, by an amount not to exceed $600 million in the aggregate.  If we incur additional indebtedness, the risks related to our business associated with our high level of debt could intensify.  For more information regarding our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit.”

To service our indebtedness and other obligations, we will require a significant amount of cash.  Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on or to refinance our indebtedness and to fund working capital needs and capital expenditures will depend on our ability to generate cash in the future.  A significant reduction in our operating cash flows resulting from changes in economic conditions, increased competition or other events beyond our control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations and prospects and our ability to service our debt and other obligations.  If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital.  We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our indebtedness.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the Amended Senior Credit Agreement or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.  We may need to refinance all or a portion of our indebtedness on or before the maturity of the debt.  We cannot assure you that we will be able to refinance any of our indebtedness, including the Amended Senior Credit Agreement or our Notes, on commercially reasonable terms or at all.

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

A breach of any of these covenants could result in a default.  Upon the occurrence of an event of default under the Amended Senior Credit Agreement, the lenders could elect to declare all amounts outstanding under the Amended Senior Credit Agreement to be immediately due and payable and terminate all commitments to extend further credit.  If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness.  We have pledged a significant portion of our assets as collateral under the Amended Senior Credit Agreement.  If the lenders under the Amended Senior Credit Agreement accelerate the repayment of borrowings, we may not have sufficient assets to repay the Amended Senior Credit Agreement and our other indebtedness, including our Notes.

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

The Grifols family may exercise significant influence over the conduct of our business.

The Grifols family and Scranton Enterprises B.V. own, directly and indirectly, 35.3% of our Class A shares.  The Class A shares exercise 100% of voting control of our company.  As a result, the Grifols family and Scranton Enterprises B.V. may exercise significant influence over matters requiring shareholders’ approval, including, among other things, the election of our board of directors, or Board, dividend policy and certain fundamental corporate action, such as the issuance of bonds, a merger or a dissolution.  Conflicts may arise between the interests of the principal shareholders and those of the other shareholders, and the principal shareholders may choose to resolve the conflict in a way that does not coincide with the interests of the other shareholders.

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

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia, or, collectively, the Spanish Stock Exchanges.  The majority of the transactions conducted on the Spanish Stock Exchanges are done through the Spanish Automated Quotation System (Sistema de Inteconexión Bursátil Español, or SIBE).

Our Class A shares and Class B shares are listed on the Spanish Stock Exchanges and quoted on the Spanish Automated Quotation System in euro.  In addition, our Class B shares are traded in the U.S. on the NASDAQ Global Select Market in the form of ADSs, evidenced by American Depositary Receipts, or ADRs, in U.S. dollars.  Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our shares, which may result in heavy trading by investors seeking to exploit such differences.  This may increase the volatility of, and have an adverse effect on, the price of our shares or ADSs.

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

We are a company organized under the laws of Spain, and many of our subsidiaries are also incorporated outside of the U.S.  A substantial portion of our assets and the assets of our subsidiaries are located outside of the U.S. In addition, nearly all of our directors and officers and certain of our subsidiaries’ officers are nationals or residents of countries other than the U.S., and all or a substantial portion of such persons’ assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or certain subsidiaries or their directors or officers with respect to matters arising under the Securities Act or to enforce against them judgments of courts of the U.S. predicated upon civil liability under the Securities Act.  It may also be difficult to recover fully in the U.S. on any judgment rendered against such persons or against us or certain of our subsidiaries.

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

Risks Relating to Our Business

Our manufacturing processes are complex and involve biological intermediates that may be susceptible to contamination and variations in yield.

Plasma is a raw material that is susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing.  For instance, contamination or improper storage of plasma by us or third-party suppliers, if any, may require us to destroy some of our raw material.  If unsuitable plasma is not identified and discarded prior to the release of the plasma to our manufacturing processes, it may be necessary to discard intermediate or finished product made from that plasma or to recall any finished product released to the market, resulting in a charge to cost of goods sold.

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

Once our products are approved and marketed, we must continually monitor them for signs that their use may result in serious and unexpected side effects, which could jeopardize our ability to continue marketing our products.  We may also be required to conduct post-approval clinical trials as a condition to licensing a product.

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

•                                          The use of the antihemophilic blood clotting factor, or Factor VIII, sometimes produces the following adverse events:  the induction of neutralizing antibodies, thromboembolic events and hemolytic anemia or hemolysis.

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

In addition, the use of our products may be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency.  This may be especially true when our products are used in critically ill patient populations.  When these unexpected events are reported to us, we must make a thorough investigation to determine causality and implications for product safety.  These events must also be specifically reported to the applicable regulatory authorities.  If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, we would be obligated to withdraw the impacted lot(s) of that product.  Furthermore, an unexpected adverse event caused by a new product may be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation and public image.

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

For example, we have finished the construction of a new plant at our facility located in Los Angeles, California, which we refer to as our Los Angeles facility, for the production of IVIG, as well as construction of a new fractionation plant at our Clayton, North Carolina plasma fractionation and manufacturing facility, which we refer to as our Clayton facility.  We have begun the validation process for these plants with the appropriate regulatory authorities.  To validate our manufacturing processes and procedures following completion of upgraded facilities, we must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at our facilities.  To provide such a comparative analysis, both the existing processes and the processes that we expect to be implemented at our upgraded facilities must comply with the regulatory standards prevailing at the time that our expected upgrade is completed.  In addition, regulatory requirements, including cGMP regulations, continually evolve.  Failure to adjust our operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

A number of inspections by the FDA and foreign control authorities, including the European Medicines Agency, or EMA, have been conducted or are expected at our plasma collection centers in 2013.  Some of these inspections are of licensed centers to assess ongoing compliance with cGMP.  If the FDA (or other authorities) finds these centers not to be in compliance, our ongoing operations or plans to expand plasma collections would be adversely affected.

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

In order for a plasma collection center to maintain its license, its operations must continue to conform to cGMP and other regulatory requirements.  In the event that we determine a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods.  Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted.  Consequently, we could experience significant inventory impairment provisions and write-offs that could adversely affect our business and financial results.

We plan to obtain our supplies of plasma for use in our manufacturing processes through collections at our plasma collection centers and through selective acquisitions or remodeling and relocations of existing centers.  This strategy is dependent upon our ability to successfully integrate new centers, to obtain FDA and other necessary approvals for the remaining unlicensed centers, to maintain a cGMP compliant environment in all centers, and to attract donors to our centers.

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

The majority of our revenue depends on our access to U.S. source plasma (plasma obtained through plasmapheresis), the principal raw material for our plasma derivative products.  Our ability to increase revenues depends substantially on increased access to plasma.  If we are unable to obtain sufficient quantities of source plasma, we may be unable to find an alternative cost-effective source of plasma and we would be limited in our ability to maintain current manufacturing levels of plasma derivative products.  As a result, we could experience a substantial decrease in net sales or profit margins, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production growth plans.

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

We have historically derived a significant portion of our net sales from our immunoglobulin products, including our IVIG products.  In 2012, our IVIG products accounted for approximately 50% of our net sales in the Bioscience division. If any of these IVIG products lost significant sales or was substantially or completely displaced in the market, we would lose a significant and material source of our net revenue.  Similarly, if either Flebogamma® or Gamunex®-C/Gamunex® was to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected.  Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

Our products face increased competition.

Our products have experienced increased competition.  Each of Baxter, Biotest, CSL Behring and Octopharma has launched 10% liquid IVIG products in the U.S.  Each of Octopharma and Bio Products Laboratory has launched 5% liquid IVIG products.  As competition has increased, some of our competitors have discounted the price of IVIG products.  Furthermore, many customers are increasingly price sensitive with respect to IVIG products.  If customers demand lower-priced products from our competitors, we may lose sales or be forced to lower our prices.

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

Similarly, if a new A1PI formulation with a significantly improved rate of administration (such as aerosol inhalation) is developed, the market share of our A1PI products could be negatively impacted.  Similarly, several companies are attempting to develop products which could be substitutions for A1PI, including retinoic acid, oral synthetic elastase inhibitors and gene therapy.  While these products are in the early stages of development, they may eventually be successfully developed and launched.

In addition, our plasma-derived products face competition from non-plasma products and other courses of treatments.  For example, in 2008, GSK and Amgen launched thrombopoietin inhibitors targeting ITP patients, which may reduce the demand for IVIG to treat ITP.  Additionally, Novartis has initiated a clinical trial of Gilenya (fingolimod), which is currently marketed for multiple sclerosis, for the treatment of chronic inflammatory demyelinating polyneuropathy, or CIDP.  If Novartis’s trial is successful, it may impact our sales of Gamunex®, the only drug currently approved by the FDA for the treatment of CIDP.

Other new treatments, such as small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used.  Recombinant Factor VIII and Factor IX products compete with our own plasma-derived product in the treatment of hemophilia A and B and are perceived by many to have lower risks of disease transmission.  Additional recombinant products, some with extended half-lives, could compete with our products and reduce the demand for our products.  Crucell and Sanofi Pasteur have completed Phase II clinical trials for a monoclonal rabies product to compete with our rabies hyperimmune product.  In February 2009, GTC Biotherapeutics obtained FDA approval of a competitive antithrombin III, or ATIII, a product derived from the milk of transgenic goats for the treatment of hereditary antithrombin deficiency.  This product now directly competes with our product, Thrombate® III, which had previously been the only FDA-approved ATIII product.

The introduction of products approved for alternative routes of administration, including the subcutaneous route of administration, may also adversely affect sales of our products. For example, in 2010, Biotest introduced a subcutaneous anti-hepatitis preparation and is registering the product in European countries in which we market our anti-hepatitis B IVIG, which could negatively impact our sales.

Beginning in the late 1980s, Talecris (prior to 2005, with Bayer HealthCare LLC, or Bayer) was the “supplier of record” for the Canadian blood system.  Talecris was awarded five-year contracts with Canadian Blood Services and Héma-Québec, which jointly operated the Canadian blood system, in December 2007 that became effective April 2008 and terminated in March 2013.  Canadian Blood Services and Héma-Québec ended their partnership in 2012 and now negotiate separately with suppliers.  Operating separately, Canadian Blood Services comprises 73% and Héma-Québec comprises 27% of the Canadian market for plasma products and fractionation services.  In 2013, Canadian Blood Services selected us as its primary supplier of both IVIG and fractionation services pursuant to a five-year contract that will become effective in April 2013.  Héma-Québec negotiated a reduced four-year contract with us that will also become effective in April 2013.  During this term, we will supply a reduced portion of Héma-Québec’s plasma-derived products and will not provide fractionation services.

While we expect to continue to derive significant revenue and profits under these contracts, a failure to maintain contracts with Canadian Blood Services or Héma-Québec or any diminution in the volume or price under future contracts could have a material adverse effect on our financial results.

New products could render our plasma derivative products less competitive.

Our plasma derivative products may face intense competition from alternative products resulting from technological advances.  Recombinant Factor IX and Factor IX are currently available and widely used in the U.S. and Europe.  In addition, alternatives exist for albumin in its application as a plasma volume expander.  If an increased use of alternative products for Factor VIII, Factor IX or albumin makes it uneconomical to produce our plasma-derived products, or if further technological advances improve these products or create other competitive alternatives to our plasma derivative products, our financial condition and results of operations could be materially adversely affected.

We do not currently sell any recombinant products.  We are developing recombinant versions of A1PI and plasmin, but we cannot be certain that any of these products will ever be approved or commercialized.  As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

We face competition from companies with greater financial resources.

We operate in highly competitive markets.  Our principal competitors include Baxter, CSL Behring and Octopharma.  Some of our competitors have significantly greater financial resources than us.  As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business.  These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services.  The development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net sales or a decrease in our profit margins.

Our products have historically been subject to supply-driven price fluctuations.

Our products, particularly IVIG, have historically been subject to price fluctuations as a result of changes in the production capacity available in the industry, the availability and pricing of plasma, the development of competing products and the availability of alternative therapies.  Higher prices for plasma-derived products have traditionally spurred increases in plasma production and collection capacity, resulting over time in increased product supply and lower prices.  As demand continues to grow, if plasma supply and manufacturing capacity do not commensurately expand, prices tend to increase.

The robust demand for plasma-derived products, particularly for IVIG, over the last few years has caused us to increase manufacturing capacity and open new plasma collection centers to increase the availability of source plasma.  We may misjudge demand growth and over-invest in expanding plasma collection or manufacturing capacity, which ultimately may result in lower prices for, or inability to sell, our products.

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

Like many plasma fractionators, we have been, and may in the future be, involved in product liability or related claims relating to our products, including claims alleging the transmission of disease through the use of such products.  Plasma is a biological matter that is capable of transmitting viruses and pathogens, whether known or unknown.  Therefore, our plasma and plasma derivative products, if not properly collected, tested, inactivated, processed, stored and transported, could cause serious disease and possibly death to the patient.  Further, even when we properly affect such steps, there are viral and other infections of plasma that may escape detection using current testing methods and that are not susceptible to inactivation methods.  Any transmission of disease through the use of one of our products or third-party products sold by us could result in claims by persons allegedly infected by such products.

Our potential product liability also extends to our Diagnostic and Hospital division products.  In addition, we sell and distribute third-party products, and the laws of the jurisdictions where we sell or distribute such products could also expose us to product liability claims for those products.  Furthermore, the presence of a defect in a product could require us to carry out a recall of such product.

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

Past due receivables may negatively affect our working capital levels and increase financial costs.

Our receivables had an aging average of 52, 65 and 83 days at December 31, 2012, 2011 and 2010, respectively. The higher receivables aging average that we experienced in prior years was primarily due to sales in Greece, Italy, Spain and Portugal. Sales to these countries accounted for approximately 13% of total sales revenue in 2012. It is common to experience extended days sales outstanding for balances due from these countries. In particular, in Spain, Italy and Portugal, it is common practice for government or local authority-backed entities to pay suppliers well after the 30- to 60-day period normally applied, with payments occurring very often after one year.  We cannot assure that our receivables aging levels will not increase if sales to these markets increase.  Failure to receive timely payments for the sale of our products negatively affects our working capital levels and may require us to obtain more short-term financing than would otherwise be needed.

Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive and scientific teams.  The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives.  In particular, we believe the loss of the services of any of Víctor Grifols Roura, Juan Ignacio Twose Roura, Ramón Riera Roca, Alfredo Arroyo Guerra, Carlos Roura Fernández, Vicente Blanquer Torre, Eva Bastida Tubau, Mateo Florencio Borrás Humbert, Antonio Viñes Páres, Montserrat Lloveras Calvo, David Ian Bell, Gregory Gene Rich, Shinji Wada, Alberto Grifols Roura, Francisco Javier Jorba Ribes, Nuria Pascual Lapeña or Joel Abelson would significantly and negatively impact our business. We do not maintain “key person” insurance on any of our executive officers.

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

Federal cGMP regulations also require that the personnel we employ and hold responsible for the collection, processing, testing, storage or distribution of blood or blood components be adequate in number, educational background, training (including professional training as necessary) and experience, or combination thereof, and have capabilities commensurate with their assigned functions, a thorough understanding of the procedures or control operations they perform, the necessary training or experience and adequate information concerning the application of relevant cGMP requirements to their individual responsibilities.  Our failure to attract, retain and motivate qualified personnel may result in a regulatory violation, affect product quality, require the recall or market withdrawal of affected product or result in a suspension or termination of our license to market our products, or any combination thereof.

Our business requires substantial capital to operate and grow and to achieve our strategy of realizing increased operating leverage, including the completion of several large capital projects.

We have implemented several large capital projects to expand and improve our manufacturing facilities in Spain and the United States and improve the structure of our plasma collection centers in the United States.  These projects may run over budget or be delayed.  We cannot be certain that these projects will be completed in a timely manner or that we will maintain our compliance with cGMP, and we may need to spend additional amounts to achieve compliance.  Additionally, by the time these multi-year projects are completed, market conditions may differ significantly from our assumptions regarding the number of competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result, capital returns might not be realized.

We also plan on spending substantial sums on research and development, to obtain the approval of the FDA, and other regulatory agencies, for new indications for existing products, to develop new product delivery mechanisms for existing products and to develop innovative product additions.  We face a number of obstacles to successfully converting these efforts into profitable products, including, but not limited to, the successful development of an experimental product for use in clinical trials, the design of clinical study protocols acceptable to the FDA and other regulatory agencies, the successful outcome of clinical trials, our ability to scale our manufacturing processes to produce commercial quantities or successfully transition technology, the approval of the FDA and other regulatory agencies of our products and our ability to successfully market an approved product or new indication.

Our planned capital spending is expected to be significant.  We are undertaking an investment plan that involves cumulative capital expenditures of approximately €500 million from 2012 through 2015.  The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements and the extent and timing of particular projects, among other things.  Our ability to grow our business is dependent upon the timely completion of these projects and obtaining the requisite regulatory approvals.

We may not be able to develop some of our international operations successfully.

We currently conduct sales in approximately 100 countries.  The successful operation of such geographically dispersed resources requires considerable management and financial resources.  In particular, we must bridge our business culture to the business culture of each country in which we operate.  In addition, international operations and the provision of services in foreign markets are subject to additional risks, such as changing market conditions, currency exchange rate fluctuations, trade barriers, exchange controls, regulatory changes, changes to tax regimes, foreign investment limitations, civil disturbances and war.  Furthermore, if an area in which we have significant operations or an area into which we are looking to expand suffers an economic recession or currency devaluation, our net sales and accounts receivable collections in that region will likely decline substantially or we may not be able to successfully expand or operate in that region.

We are susceptible to interest rate variations.

We use issuances of debt and bank borrowings as a source of funding and, following the Talecris acquisition, our level of debt has increased significantly.  At December 31, 2012, $2.2 billion and €0.4 billion, which represented 71%, of our senior interest-bearing debt, bore interest at variable rates, at a spread over the London Interbank Offered Rate, or LIBOR, for our U.S. dollar-denominated debt and at a spread over the Euro Interbank Offered Rate, or EURIBOR, for our euro-denominated debt. At December 31, 2012, we had entered into variable-to-fixed interest rate swaps for 63% of our U.S. dollar-denominated debt and 25% of our euro-denominated debt.  However, there can be no assurance that such instruments will be successful at reducing the risks inherent in exposures to interest rate fluctuations.  Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro.  In the fiscal year ended December 31, 2012, 71.5% of our sales were denominated in U.S. dollars.  We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar, the Malaysian ringgit and the Argentine, Mexican and Chilean pesos.  Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business have caused foreign currency translation gains and losses in the past and will likely do so in the future.  As a result, we could incur unanticipated gains and losses as a result of changes in foreign currency exchange rates.

We are also exposed to risk based on the payment of U.S. dollar-denominated indebtedness.  At December 31, 2012, our U.S. dollar denominated senior debt totaled $3.3 billion. See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Currency Risk.”

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

A recessionary economic environment may adversely affect demand for our products.  As a result of job losses, patients may lose medical insurance and be unable to purchase needed medical products or may be unable to pay their share of deductibles or co-payments.  A number of our products are primarily sold to hospitals and specialty pharmacies.  Hospitals adversely affected by the economy may steer patients to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which purchase our products at a lower government price. Our sales in the Spanish market have been affected by the various austerity measures implemented in the health sector. While to date we cannot directly trace any material reduction in demand to the recession, if economic conditions do not improve, the impact may become material.

If the Clayton, Los Angeles, Melville or Parets facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

Substantially all of our revenues are derived from plasma fractionation and products manufactured at our Clayton and Los Angeles facilities and at our manufacturing plants located in Melville, New York (the “Melville facility”) and Parets del Vallès, near Barcelona, Spain (the “Parets facility”).  In addition, a substantial portion of our plasma supply is stored at facilities in City of Industry, California and Benson, North Carolina, as well as at our Clayton and Parets facilities.  If any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators, our revenues would be materially adversely affected.  In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work in process or finished goods inventory.  Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business.  In addition, in any such event, the reconstruction of our Clayton, Los Angeles or Parets facilities or our plasma storage facilities, the regulatory approval of the new facilities, and the replenishment of raw material plasma could be time-consuming.  During this period, we would be unable to manufacture all of our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes.

Our property damage and business interruption insurance may be insufficient to mitigate the losses from any such accident or force majeure event.  We may also be unable to recover the value of the lost plasma or work-in-process inventories, as well as the sales opportunities from the products we would be unable to produce.

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

Not all shipping or distribution channels are equipped to transport plasma.  If any of our shipping or distribution channels becomes inaccessible due to a crippling accident, an act of terrorism, a strike or any other force majeure event, we may experience disruptions in our continued supply of plasma and other raw materials, delays in our production process or a reduction in our ability to distribute our products directly to our customers.

We rely in large part on third parties for the sale, distribution and delivery of our products.

In the U.S., we regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations, or GPOs, home care companies, alternate infusion sites, hospital groups and others.  We are highly dependent on these contracts for the successful sale, distribution and delivery of our products.  For example, we rely principally on GPOs and on our distributors to sell our IVIG products.  If the parties with which we contract breach, terminate or otherwise fail to perform under the agreements, our ability to effectively distribute our products will be impaired and our business may be materially and adversely affected.  In addition, through circumstances outside of our control, such as general economic decline, market saturation or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us.  In addition, we rely in certain countries on distributors for sales of our products.  Disagreements or difficulties with our distributors supporting our export business could result in a loss of sales.

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

Therefore, we cannot guarantee that any products we may seek to develop will ever be successfully commercialized, and to the extent they are not successfully commercialized, such products could involve significant expense with no corresponding revenues.

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

Our success depends in large part on our ability to obtain and maintain protection in the U.S. and other countries for the intellectual property covering or incorporated into our technology and products, especially intellectual property related to our purification processes.  The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions.  We may not be able to obtain additional issued patents relating to our technology or products.  Even if patents are issued to us or to our licensors, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of time our products have patent protection.  Additionally, most of our patents relate to the processes we use to produce our products, not to the products themselves.  In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable.  Since our patents relate to processes, if a competitor is able to design and utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived product similar to one we developed or sell.  Changes in either patent laws or in interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.  In addition, we are a party to a number of license agreements that may impose various obligations upon us as a licensee, including the obligation to make milestone and royalty payments.  If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

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

Through the March 2010 adoption of the Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act in the U.S., or collectively, the 2010 Healthcare Reform Law, substantial changes are being made to the current system for paying for healthcare in the U.S., including programs to extend medical benefits to millions of individuals who currently lack insurance coverage.  The changes contemplated by the 2010 Healthcare Reform Law are subject to rule-making and implementation timelines that extend for several years, and this uncertainty limits our ability to forecast changes that may occur in the future.  Notably, on June 28, 2012, the U.S. Supreme Court overturned certain lower federal court decisions to uphold as constitutional a key provision in the 2010 Healthcare Reform Law, often referred to as the “individual mandate,” which requires individuals without health insurance to pay a penalty.  However, the decision also invalidated a provision in the 2010 Healthcare Reform Law requiring states to expand their Medicaid programs or risk the complete loss of all federal Medicaid funding. The Court held that the federal government may offer states the option of accepting the expansion requirement, but that it may not take away pre-existing Medicaid funds in order to coerce states into complying with the expansion. A number of states have indicated a reluctance to accept the Medicaid expansion, so the full extent of increased health care coverage under the 2010 Healthcare Reform Law is uncertain.

Implementation of the 2010 Healthcare Reform Law has already begun with respect to certain significant cost-savings measures with respect to, for example, several government healthcare programs that cover the cost of our products, including Medicaid, Medicare Parts B and D and the 340B/Public Health Service, or PHS, program, and these efforts could have a material adverse impact on our financial performance.

For example, with respect to Medicaid, in order for a drug manufacturer’s products to be reimbursed by federal funding under Medicaid, the manufacturer must enter into a Medicaid drug rebate agreement with the Secretary of the U.S. Department of Health and Human Services, or HHS, and pay certain rebates to the states based on utilization data provided by each state to the manufacturer and to the Centers for Medicare & Medicaid Services, or CMS, and pricing data provided by the manufacturer to the federal government.  The states share this savings with the federal government and sometimes implement their own additional supplemental rebate programs.  Under the Medicaid drug rebate program, the rebate amount for most branded drugs was previously equal to a minimum of 15.1% of the Average Manufacturer Price (“AMP”), or AMP less Best Price (“AMP less BP”), whichever is greater.  Effective January 1, 2010, the 2010 Healthcare Reform Law generally increased the size of the Medicaid rebates paid by drug manufacturers for single source and innovator multiple source (brand name) drugs from a minimum of 15.1% to a minimum of 23.1% of the AMP, subject to certain exceptions; for example, for certain clotting factors, such as our Factor VIII and Factor IX products, the increase was limited to a minimum of 17.1% of the AMP.  For non-innovator multiple source (generic) drugs, the rebate percentage was increased from a minimum of 11.0% to a minimum of 13.0% of AMP.  In 2010, the 2010 Healthcare Reform Law also newly extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations.

In addition, the statutory definition of AMP changed in 2010 as a result of the 2010 Healthcare Reform Law.  In November 2010, CMS withdrew previously issued regulations defining AMP and in February 2012 issued proposed regulations that are not yet finalized.  We believe we are making reasonable assumptions regarding our reporting obligations with respect to this new definition, but, in the absence of final regulations from CMS, the adequacy of our assumptions is not certain.  Once CMS issues final regulations, we may determine that our assumptions require amendment to comply with the regulatory definition of AMP.

The 2010 Healthcare Reform Law also created new rebate obligations for our products under Medicare Part D, a partial, voluntary prescription drug benefit created by the U.S. federal government primarily for persons 65 years old and over.  The Part D drug program is administered through private insurers that contract with CMS.  Beginning in 2011, the 2010 Healthcare Reform Law generally required that we provide a 50% discount to patients who fall within the Medicare Part D coverage gap, also referred to as the “donut hole,” which is a gap in Medicare Part D coverage for beneficiaries who have expended certain amounts for drugs.

The availability of federal funds to pay for our products under Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS program, and changes to this program under the 2010 Healthcare Reform Law could adversely affect our financial performance.  The 340B/PHS program extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals, and the 2010 Healthcare Reform Law expanded the number of qualified 340B entities eligible to purchase products for outpatient use, adding certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers.  The PHS price, or ceiling price, cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount.  We have entered into a pharmaceutical pricing agreement, or PPA, with the government in which we have agreed to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use.

The 2010 Healthcare Reform Law also introduced a biosimilar pathway that permits companies to obtain FDA approval of versions of existing biologics that are highly similar to innovative biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologics.  The new law provides that a biosimilar application may be submitted as soon as four years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed.  Although drug manufacturers have begun efforts to develop biosimilar drugs for the U.S. market, none have yet been approved by the FDA.  However, an approval pathway for biosimilar versions of our biological products now exists in the United States for the first time, and accordingly we expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges, all of which could adversely affect our financial performance.  The FDA is developing regulations to implement the biosimilar pathway, and, for example, in February 2012 issued three draft guidance documents on biosimilar product development.

Regarding access to our products, the 2010 Healthcare Reform Law established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research, as those terms are defined in the 2010 Healthcare Reform Law.  While the stated intent of Comparative Effectiveness Research is to develop information to guide providers to the most efficacious therapies, outcomes of Comparative Effectiveness Research could influence the reimbursement or coverage for therapies that are determined to be less cost-effective than others.  Should any of our products be determined to be less cost-effective than alternative therapies, the levels of reimbursement for these products, or the willingness to reimburse at all, could be impacted, which could materially impact our financial results.

The 2010 Healthcare Reform Law also imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to payments or other transfers of value made to certain U.S. healthcare practitioners, such as physicians and academic medical centers, and with regard to certain ownership interests held by physicians in reporting entities.  Implementation had been delayed pending the issuance of applicable rules by CMS.  On February 1, 2013, CMS released the final rule to implement this law, and it provides that data collection activities begin on August 1, 2013, and first disclosure reports are due by March 31, 2014.  On or about June 1, 2014, CMS will publish information from these reports, including amounts transferred to practitioners, in a national publicly-available data bank.  It is difficult to predict how the new requirements, which also preempt similar state law reporting requirements, may impact existing relationships among manufacturers, physicians and teaching hospitals.

We could be adversely affected if other government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products.

Prices in many countries, including many in Europe, are subject to local regulation and certain pharmaceutical products, such as plasma derivative products, are subject to price controls in several of our principal markets, including Spain and countries within the European Union.  In the U.S., where pricing levels for our products are substantially established by third-party payors, if payors reduce the amount of reimbursement for a product, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions.  These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace or where changes in reimbursement induce a shift in the site of treatment.  The existence of direct and indirect price controls and pressures over our products has affected, and may continue to materially adversely affect, our ability to maintain or increase gross margins.

In the U.S., for example, beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient payment schedules changed to Average Sales Price, or ASP, + 6%.  This payment was based on a volume-weighted average of all brands under a common billing code.  Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IVIG.  Medicare payments to hospitals fell 45% for powder IVIG and 30% for liquid IVIG between the fourth quarter of 2005 and the first quarter of

2006.  The Medicare reimbursement changes resulted in the shift of a significant number of Medicare IVIG patients to hospitals from physicians’ offices beginning in 2005, as many physicians could no longer recover their costs of obtaining and administering IVIG in their offices and clinics.  After 2006, some hospitals reportedly began to refuse to provide IVIG to Medicare patients due to reimbursement rates that were below their acquisition costs.  Subsequent changes have improved some of these Medicare reimbursement issues, although there has been variability in the reimbursement levels for separately payable, non-pass-through drugs and biologicals in the hospital outpatient setting over the past few years, making financial performance predictions difficult.  On January 1, 2008, the CMS reduced the reimbursement for these separately covered drugs and biologicals, including IVIG, in the hospital outpatient setting from ASP + 6% to ASP + 5%, using 2006 Medicare claims data as a reference for this reduction.  In addition, CMS reduced a hospital add-on payment from $75 to $38 per infusion.  Beginning January 1, 2009, CMS further reduced the hospital outpatient reimbursement for separately covered outpatient drugs, including IVIG, to ASP + 4%, and eliminated the add-on payment.  For 2010, the rate remained as ASP + 4%, based on a cost-based methodology that also involved reallocating certain overhead costs from packaged drugs to unpackaged drugs.  In 2011, relying on the 2010 methodology, CMS increased the rate to ASP + 5%.  CMS decreased the rate to ASP + 4% for 2012 and increased the rate to ASP + 6% for 2013.   In addition, as required by the Budget Control Act of 2011, CMS announced that on April 1, 2013, it will implement a 2% reduction in federal spending, or “sequestration,” for the Medicare program, including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2021.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

Also, the intended use of a drug product by a physician can affect pricing.  Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries.  These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances.  Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities.  If reimbursement for off-label uses of products, including IVIG, is reduced or eliminated by Medicare or other third-party payors, including those in the U.S. or the European Union, we could be adversely affected.  For example, CMS could initiate an administrative procedure known as a National Coverage Determination, or NCD, by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not.  This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.  High levels of spending on IVIG products, along with increases in IVIG prices, increased IVIG utilization and the high proportion of off-label uses, may increase the risk of regulation of IVIG reimbursement by CMS.  On the state level, similar limits could be proposed for therapeutic products covered under Medicaid.

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

Adverse consequences can also result from failure to comply with the requirements of the 340B/PHS program under the PHS Act, which extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS.  For example, the 2010 Healthcare Reform Law requires the Secretary of HHS to develop and issue regulations for the 340B/PHS program establishing standards for the imposition of sanctions in the form of civil monetary penalties, or CMP, for manufacturers that knowingly and intentionally overcharge a covered entity for a 340B drug.  The CMP can be up to $5,000 for each instance of overcharging a covered entity.  HHS has never had CMP authority that addresses this area and has not yet issued final regulations to implement this new penalty provision, and accordingly, the impact of this CMP provision is uncertain.  In September 2010, HHS’ Health Resources and Services Administration, or HRSA, issued a notice of proposed rulemaking in which it is considering imposing CMPs on manufacturers in certain cases where a covered entity has been unable to find a given product at a 340B price and has instead purchased the drug outside of the 340B Program at a price greater than the ceiling price.  Certain of our products are subject to shortages and allocation issues can arise.  Accordingly, if HRSA adopts a CMP interpretation of this kind, it could potentially have adverse consequences on our financial performance.

In addition, companies in the U.S., Canada and European Union are generally restricted from promoting approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., the FDA in the U.S.), nor can companies promote unapproved products.  In the U.S., pharmaceutical companies have, to a limited extent, been recognized by the FDA as permitted to disseminate to physicians certain truthful and accurate information regarding unapproved uses of approved products, or results of studies involving investigational products.  In addition, in December 2012, a federal appeals court in New York found that the criminal prosecution of a pharmaceutical manufacturer for truthful, non-misleading speech promoting the lawful, off-label use of an FDA-approved drug would violate the manufacturer’s constitutional rights of free speech, and the FDA chose not to appeal that decision.  Improper promotion of unapproved drugs or devices or unapproved indications for a drug or device may subject us to warnings from, or enforcement action by, regulatory agencies, harm demand for our products, and subject us to civil and criminal sanctions.  Further, sanctions under the FCA have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs.  Similar actions for off-label promotion have been initiated by several states for Medicaid fraud.  The 2010 Healthcare Reform Law significantly strengthened provisions of the FCA, Medicare and Medicaid Anti-Kickback provisions, and other health care fraud provisions, leading to the possibility of greatly increased qui tam suits by relators for perceived violations. Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

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

To market and sell our products outside of the U.S., we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions.  The approval procedures vary among countries in complexity and timing.  We may not obtain approvals from regulatory authorities outside the U.S. on a timely basis, if at all, which would preclude us from commercializing products in those markets.  In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals.  In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product.  To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies.  Such trials may be time-consuming and expensive and may not show an advantage in efficacy for our products.  If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the U.S. or the European Union, we could be adversely affected.  Also, under the FCPA, the U.S. has increasingly focused on regulating the conduct by U.S. businesses occurring outside of the U.S., generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business.

We are subject to extensive government regulation and oversight.

Our business is subject to extensive government regulation and oversight.  We have enacted anticorruption, privacy, healthcare and corporate compliance policies and procedures that govern our business practices and those of our distributors and suppliers.  These policies and procedures are effectuated through education, training and monitoring of our employees, distributors and suppliers.  In addition, to enhance compliance with applicable health care laws and mitigate potential liability in the event of noncompliance, regulatory authorities, such as HHS’s Office of the Inspector General, or OIG, have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual.  Increasing numbers of U.S.-based pharmaceutical companies have such programs, and we have adopted U.S. healthcare compliance and ethics programs that generally incorporate the HHS OIG’s recommendations.  However, our adoption and enforcement of these various policies and procedures does not ensure that we will avoid investigation or the imposition of penalties by applicable government agencies.

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

Our business is heavily regulated in all jurisdictions where we collect plasma or manufacture or sell our products.  In particular, plasma collection activities in the U.S. are regulated by the FDA, which requires a licensing and certification process for each plasma collection center prior to opening and conducts periodic inspections of facilities and processes.  Many states also regulate plasma collection, imposing similar obligations and additional inspections and audits.  In addition, the marketing and sale of a pharmaceutical product such as plasma derivatives and parenteral solutions (fluid therapies) are subject to the prior registrations, listings, licenses and approvals of such products with the relevant authorities of the jurisdiction where the product is to be marketed and sold, including compliance with promotion, labeling and advertising requirements.  The manufacturing processes for our products are also governed by detailed and constantly evolving federal and sometimes state regulations that set forth cGMP for drugs and devices manufactured or distributed in the U.S.

With respect to the FDA’s monitoring and surveillance of advertising and promotional matter used by manufacturers to sell and promote their products, the FDA assesses these materials for compliance with the FDCA, regulations on misbranding and other requirements, for example, assessing if information about the risks and benefits of regulated products are communicated in a truthful, accurate, science-based, non-

misleading and balanced manner.  Our Clayton, Los Angeles, Melville and Parets facilities, as well as the facility in Las Torres de Cotillas, in Murcia, Spain, which we refer to as our Murcia facility, must also meet strict European Union and FDA rules.  Our U.S. manufacturing facilities must also comply with applicable state laws.  U.S. centers collecting plasma for manufacture into products to be distributed in the European Union must also be approved by the competent European health authority.  In addition, collection centers and manufacturing facilities are subject to periodic inspections by regulatory authorities.

We monitor compliance with these evolving procedures and regulations to help assure compliance, but failure to adhere to established procedures or regulations, or to meet a specification, could require a product or material to be rejected and destroyed and may subject us to a variety of administrative or judicial sanctions. The sanctions could include FDA refusal to approve pending applications, withdrawals of approvals, delay or suspension of clinical trials, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution.  In addition, compliance with applicable requirements may be costly and difficult to achieve.  Also, certain deviations from procedures must be reported to the FDA, and even if we determine that the deviations were not material, the FDA could require us, for example, to take recall products or suspend operations until appropriate measures can be implemented.

The consequences of adverse regulatory findings may include the temporary shutdown of a center or facility, the loss of such center’s or facility’s license because of alleged noncompliance with applicable requirements, a voluntary or mandatory recall of finished product released to the market or the destruction of inventory.  These consequences may also prompt private products liability lawsuits, additional regulatory enforcement actions, the imposition of substantial fines or penalties by regulatory authorities or damage to the reputation and public image of our products or manufacturing facilities.

Existing government regulation and its interpretation may change or the requirements of different jurisdictions may become less uniform, thereby making compliance more expensive or reducing profit margins.

Changes in the regulation of our activities, such as increased regulation affecting plasma collection activity or new regulation, such as regulation of compensation paid to plasma donors or the prices charged to customers in the European Union or the U.S. or other jurisdictions in which we operate, could materially adversely affect our business.  In addition, the requirements of different jurisdictions in which we operate may become less uniform, creating a greater administrative burden and generating additional costs.  Any such regulatory changes could have a material adverse effect on our business, results of operations and financial condition.

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

We are a vertically integrated global producer of plasma derivatives.  Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers.  We have 150 FDA-licensed plasma collection centers located across the United States.  We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers.  Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma.  Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.”  In January 2008, we became part of the IBEX-35 Index, which comprises the top 35 listed Spanish companies by liquidity and market capitalization.

On June 1, 2011, we acquired all of the issued and outstanding shares of Talecris, furthering our position as a diversified, global provider of life-saving and life-enhancing plasma protein therapeutics and making us the world’s third-largest producer of plasma derivative products.  For a further discussion of the acquisition, see “— Important Events — The Talecris Acquisition and Related Financing” below.

Our Class B shares were issued as part of the consideration for the Talecris acquisition and were listed on the Spanish Stock Exchanges on June 2, 2011 and quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.P.”  Our Class B shares are also traded in the U.S. on the NASDAQ Global Select Market in the form of ADSs, evidenced by ADRs, under the symbol “GRFS.”  Each ADS represents one of our Class B shares.  Our ADSs are currently traded in U.S. dollars.  In November 2011, our ADSs were added to the NASDAQ Biotechnology Index.

Important Events

The Talecris Acquisition and Related Financing

On June 1, 2011, pursuant to the Agreement and Plan of Merger, dated as of June 6, 2010, or Merger Agreement, by and among Talecris, Merger Sub, Grifols, S.A. and Grifols Inc., as amended, we completed our acquisition of 100% of the share capital of Talecris for a total of $3.7 billion.  The total value of the transaction, including Talecris’ net debt, was approximately $3.3 billion.  The acquisition was effected through (i) the merger of Talecris with and into Stream Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of Talecris, or Merger Sub and (ii) the immediately subsequent merger of Grifols Inc., a Delaware corporation and wholly owned subsidiary of Grifols, S.A., with and into Merger Sub, with Merger Sub continuing as the surviving corporation and a wholly owned subsidiary of Grifols, S.A. Merger Sub was subsequently renamed Grifols Inc.

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

On July 20, 2011, the Federal Trade Commission, or FTC, issued a final order, or Consent Order, settling the FTC’s May 31, 2011 charges that Grifols’ acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers.  Pursuant to the Consent Order, Grifols divested to Kedrion, on June 2, 2011, certain assets, including Talecris’ Melville, New York manufacturing facility and United States marketing rights to Koate® antihemophilic factor, and an agreed quantity of plasma and subsequently transferred to Kedrion two plasma collection centers located in Mobile, Alabama, and Winston Salem, North Carolina.  Further, pursuant to the Consent Order, Grifols and Kedrion entered into a contract manufacturing agreement under which Grifols is supplying to Kedrion, for a period of seven years ending in 2018, Koate® and private label IVIG and albumin, for sale by Kedrion in the United States, and Grifols extended to Kedrion a five-year option ending in 2016 for Kedrion to purchase a non-exclusive license to Koate®-related intellectual property for use in the United States.  In accordance with the Consent Order, Grifols is leasing the Melville facility from Kedrion for a period of up to four years ending in 2015.  The Consent Order provides for a monitor to oversee Grifols’ compliance with the Consent Order and requires Grifols to submit to the FTC annual compliance reports for ten years.  Our next compliance report is due in July 2013.

In order to finance the cash portion of the Talecris acquisition consideration and repay existing indebtedness, on November 23, 2010, we entered into the Original Senior Credit Agreement, which provided for (a) senior term loans aggregating $2.5 billion and €440 million and (b) revolving commitments in the amounts of $50 million, €36.7 million ($50 million equivalent) and the $200 million equivalent in multicurrencies, from a syndicate of lenders led by Deutsche Bank Securities Inc., Nomura International plc, Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas, HSBC Securities (USA) Inc. and Morgan Stanley Senior Funding, Inc. Upon completion of the Talecris acquisition, the lenders funded their commitments under the Original Senior Credit Agreement.

In addition, on January 21, 2011, Giant Funding Corp., an escrow company formed solely for the purpose of issuing the Notes in order to partially fund the Talecris acquisition and repay existing indebtedness, completed the sale of the Notes to the initial purchasers thereof in an offering not registered under the Securities Act.  The proceeds of the offering of the Notes were held in an escrow account pending completion of the Talecris acquisition and the satisfaction of other conditions.  On June 1, 2011, upon completion of the acquisition, Giant Funding Corp. was merged with and into our wholly owned subsidiary, Grifols Inc., and Grifols Inc. assumed all of Giant Funding Corp.’s obligations under the Notes and the indenture governing the Notes and the proceeds from the issuance of the Notes were released from the escrow account.  In addition, each of our direct or indirect subsidiaries that provided a guarantee pursuant to the Original Senior Credit Agreement (other than any foreign subsidiary of Grifols Inc.) became a guarantor of the Notes.  The proceeds from the Notes were used to pay a portion of the acquisition purchase price.  For a summary of the material terms of the Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — 8.25% Senior Notes due 2018.”

Pursuant to the terms of the Original Senior Credit Agreement and in connection with the consummation of the Talecris acquisition, we refinanced substantially all of our and Talecris’ existing debt.

On February 29, 2012, we entered into the Amended Senior Credit Agreement, which provided for the repricing of all of the senior term loans and revolving facilities.  The Amended Senior Credit Agreement provides for the Amended Senior Term Loans aggregating $2.3 billion and €420 million and Amended Revolving Credit Facilities in the amounts of $35 million, €22 million and the $140 million equivalent in multicurrencies.  The Amended Senior Credit Agreement also provides for the reduction of interest rates, the removal of certain financial and negative covenants and the amendment of the leverage ratio restricting the distribution of dividends. Additionally, we voluntarily prepaid $240 million under the Amended Senior Credit Agreement in 2012.  For a summary of the material terms of the Amended Senior Credit Agreement, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — Amended Senior Credit Agreement.”

Other Acquisitions

Progenika

On March 4, 2013, we announced our acquisition of 60% of the economic and voting rights of Progenika Biopharma, S. A., or Progenika, for a total of €37 million. Half of the purchase price was paid with 884,997 of our Class B shares and the remainder was funded with cash on hand. In addition, we and the selling shareholder have granted each other call and put options over the shares representing the remaining 35% of the share capital, which may be exercised within three years. The purchase price of the Progenika shares subject to the call and put option will be the same as the price per share paid, increased at the rate of 5% per annum. Progenika is a Spanish company founded in 2000 that has developed tools for in vitro diagnostic genotyping testing, prognosis of diseases and prediction of response to drug treatment. Progenika has also developed its own technology to produce DNA chips for diagnoses.

Investment in VCN Bioscience

In July 2012, we acquired 40% of the share capital of VCN Bioscience, S.L., or VCN Bioscience, a biotechnology firm specializing in the research and development of new therapeutic approaches for tumors based on the use of oncologic viruses, for €1.5 million.

VCN Bioscience’s most advanced project focuses on the treatment of pancreatic cancer, and our investment will enable it to continue to develop this new therapeutic approach, which is currently in the preclinical phase and scheduled to enter the clinical phase in 2013.  We have committed under certain conditions to finance VCN Bioscience’s ongoing projects for a minimum of €5 million, which we expect to achieve by increasing our share in the capital of VCN Bioscience.

Investment in Araclón Biotech, S.L.

On February 29, 2012, our subsidiary, Gri-Cel, S.A., acquired 51% of the share capital of Araclón Biotech, S.L., or Araclón, for a total of €8.3 million. Araclón was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s disease and the development of an effective vaccine for this disease.

Gri-Cel, S.A. is an affiliate investment company in which we centralize our investments in research and development projects in fields of medicine outside of our core business, such as advanced therapies.

We have committed to finance Araclón’s ongoing projects for the next five years, subject to certain conditions. The total cost of such investments is expected to be less than €25 million, which we expect to achieve by increasing our share in the capital of Araclón.

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

In June 2011, we signed various contracts for the sale and leaseback of a production plant located at the Los Angeles facility, as well as its machinery and other equipment, to third-party investors California Biogrif 330, LP and LA 330 Biologicals Financing, LP, respectively.  We also signed a 99-year lease for the land on which the production plant is built.  We received $35.4 million (€24.6 million) for the sale of the production plant and $23.8 million (€16.5 million) for the sale of the machinery and other equipment.

The plant lease is considered an operating lease and the lease on the machinery and other equipment is considered a finance lease in accordance with the terms of the purchase option.  As a result of the sale of the plant, we incurred a net loss of $2.4 million (€1.3 million), mainly due to the expenses incurred during the plant’s operation.

The main terms of the plant operating lease contract are as follows:

•                                          initial term of 20 years;

•                                          initial rent established at market prices and subject to an annual 3% increase;

•                                          on the first day of the sixth year, advance payment of the rent due through the twentieth year;

•                                          option to extend the lease by a ten-year period at our discretion; and

•                                          grant of purchase options in the sixth and twentieth years at a market price to be agreed to by our landlord and us, or as determined by an independent appraiser if we can not reach an agreement with our landlord.

The main terms of the finance lease contract for the machinery and other equipment are a term of five years and 60 monthly payments of $529,000 (€369,000).  The lease contract is non-extendable and anticipates the repurchase of the machinery and other equipment for the amount of $1.00 upon expiration of the lease term.

The rental expense incurred in 2012 for the operating contracts amounted to €1.9 million, coinciding with the minimum contractually agreed payments.

In December 2011, we entered into a number of contracts for the sale and subsequent leaseback of certain buildings and equipment under construction in Clayton, North Carolina with Scranton Enterprises USA, Inc., a company owned by Scranton Enterprises, B.V., one of our major shareholders and a related party.  The sale price was $199 million, of which $115 million was paid as of December 31, 2011.  The remaining $84 million was paid in June 2012.  For a summary of the material terms of the lease agreements, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — B. Related Party Transactions — Sale-leaseback Transactions — Clayton, North Carolina.”

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

Our products and services are used by healthcare providers in approximately 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions, and we have a direct presence, through the operation of commercial subsidiaries, in 24 countries.

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others.

Bioscience.  The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products.  The main plasma products we manfacture are IVIG, Factor VIII, A1PI and albumin.  We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC.  Subsequent to the Talecris acquisition, Talecris’ operations were incorporated into our existing Bioscience division.  This diversification of our Bioscience division, coupled with geographic expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services.  The Bioscience division, which accounts for a majority of our total net sales, accounted for €2.3 billion, or 88.7%, of our total net sales in 2012.

Diagnostic.  The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments and reagents for diagnostics, as well as blood bank products.  We concentrate our Diagnostic business in immunohematology and hemostasis product lines.  The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services.  The Diagnostic division accounted for €134.3 million, or 5.1%, of our total net sales in 2012.

Hospital.  The Hospital division manufactures and in certain instances installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that we market as supplementary to products we do manufacture.  The Hospital division and accounted for €95.9 million, or 3.7%, of our total net sales in 2012.

Raw Materials and Others.  The Raw Materials and Others division historically consisted of sales of intermediate pastes and plasma to third parties.  In 2011 and 2012, it primarily consisted of (i) amounts earned under the agreements with Kedrion, which are described further in “— A. History and Development of the Company — Important Events — The Talecris Acquisition and Related Financing” above, (ii) royalty payments from third parties and (iii) revenues from engineering activities by our subsidiary, Grifols Engineering, S.A.

Geographic Markets

We believe that following the Talecris acquisition, we are the third largest producer of plasma products worldwide.  We have operations in approximately 100 countries with a direct presence, through the operation of commercial subsidiaries, in 24 countries.  The Talecris acquisition allowed us to expand our geographic footprint, in particular by strengthening our presence in the U.S. and adding Canada as a significant market, and has shifted the geographic distribution of our revenues.

In 2012, 91.9% of our net sales, or €2.4 billion, were derived from countries outside of Spain.  We have established a strong presence in North America and Europe, which are the two largest plasma derivatives sales regions in the world.  Revenues in the United States and Canada other than from sales of raw materials, which we refer to as recurrent sales, totaled €1.7 billion and accounted for 63.3% of total sales in 2012.  Revenues in the European Union, including Spain, increased to €559.3 million and accounted for 21.3% of total revenues in 2012.

Certain sales regions are expected to experience significant growth driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products in some of these markets.  In Latin America and the Asia-Pacific region, we are expanding our presence by establishing and strengthening relationships with distributors as well as obtaining additional product licenses.  Our presence and experience in Latin America, in countries such as Mexico, Colombia, Argentina, Chile and Brazil, where we have been marketing and selling products for over 20 years, has positioned us to benefit from this potential growth in the Bioscience, Diagnostic and Hospital divisions.  We have experienced noteworthy growth in the Diagnostic division in Brazil, thanks to new distribution agreements covering the supply of bags for the extraction of blood components. In addition, our acquisition of product licenses and marketing and distribution structures in Asia has helped accelerate the development of our presence in that region.  In the Asia-Pacific region, we have established a presence through our subsidiaries and representative offices in Malaysia, China, Thailand, Singapore and Japan.  In China, our rise in sales has been driven primarily by sales of albumin and by imunohematology activity. Additionally, we have a license to market the latest generation IVIG in Australia, which gives us the opportunity to reach a country that has one of the highest levels of IVIG consumption per capita.

The following chart presents our total revenues by geographic market for the past three fiscal years:

Summary of Revenue by Region	Year ended December 31, 2012	% of total revenues	Year ended December 31, 2011	% of total revenues	Year ended December 31, 2010	% of total revenues
	(in thousands of euros, except for percentages)
European Union	559,328	21.3	526,625	29.3	432,191	43.6
Spain	212,983	8.1	230,871	12.9	227,947	23.0
United States and Canada	1,658,548	63.3	948,730	52.9	338,016	34.2
Rest of the World	371,618	14.2	289,732	16.1	215,708	22.2
Subtotal	2,589,494	98.8	1,765,087	98.3	985,915	99.5
Raw Materials(1)	31,450	1.2	30,526	1.7	4,815	0.5

Total	2,620,944	100.0	1,795,613	100.0	990,730	100.0

(1)                                 We exclude revenues derived from our Raw Materials division from our reported revenues by region, because we believe that such revenues do not represent part of our core recurrent business lines.  These revenues consist primarily of revenues earned under the agreements with Kedrion, which are described further in “— A. History and Development of the Company — Important Events — The Talecris Acquisition and Related Financing” above.

Principal Activities

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others.

The following chart presents our total revenues by operating segment for the past three fiscal years:

Summary of Revenue by Division	Year ended December 31, 2012	% of total revenues	Year ended December 31, 2011	% of total revenues	Year ended December 31, 2010	% of total revenues
	(in thousands of euros, except for percentages)
Bioscience	2,325,089	88.7	1,531,199	85.3	773,372	78.1
Diagnostic	134,341	5.1	117,358	6.5	109,088	11.0
Hospital	95,870	3.7	95,365	5.3	89,552	9.0
Raw Materials and Others(1)	65,644	2.5	51,691	2.9	18,719	1.9

Total	2,620,944	100.0	1,795,613	100.0	990,730	100.0

(1)                                 In 2011 and 2012, Raw Materials and Others primarily consisted of (i) amounts earned under the agreements with Kedrion, which are described further in “— A. History and Development of the Company — Important Events — The Talecris Acquisition and Related Financing” above, (ii) royalty payments from third parties and (iii) revenues from engineering activities by our subsidiary Grifols Engineering, S.A.

The Bioscience Division

The Bioscience division is responsible for the research and development, production and marketing of plasma derivative products.  In 2012, the Bioscience division accounted for 88.7% of total revenues.

Operational Structure

The following chart illustrates our operational structure:

From plasma donation to therapeutic application, there are four major steps in the industry value chain process:  (i) plasma collection, (ii) transport and logistics, (iii) manufacturing (fractionation) and (iv) marketing and distribution.  We are present at all levels of the value chain, from collection centers to distribution of the final products.  This vertical integration enables us to leverage our position at each stage to control the overall process, to benefit from lower prices and to introduce complementary products, such as those offered through the Hospital division and the Diagnostic division, to our customers.

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products.  We obtain our plasma primarily from the United States through our 150 FDA-licensed plasma collection centers and, to a much lesser extent, through agreements with third parties.  In 2012, our plasma collection centers collected approximately 5.8 million liters of plasma (including specialty plasma).  We believe that our plasma requirements through 2016 will be met through plasma collected through our plasma collection centers and approximately 600,000 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.  As we source the majority of our plasma internally, we have been able to ensure the availability of plasma for our manufacturing needs, assure the quality of the plasma throughout our manufacturing process, better control over our plasma costs and improve our margins.

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

Transport and Logistics

Once plasma has been collected, it is frozen at the collection center and sent to fractionation centers.  One essential aspect of this process is the implementation of safety procedures to guarantee the quality and safety of the donated plasma.  To ensure the preservation of the proteins found in plasma, plasma must be kept at a temperature of -20 degrees Celsius (-4 degrees Fahrenheit).  In accordance with European and United States requirements, we store our plasma at a temperature of -30 degrees Celsius (-22 degrees Fahrenheit).  During transportation, plasma is kept at a temperature of at least -20 degrees Celsius.  Our frozen plasma is transported by one of two transport companies, which are the same used industry-wide.

Fractionation and Purification

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

We currently operate ten manufacturing facilities in the United States, Spain, Mexico, Switzerland and Australia.  Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities, which have a combined fractionation capacity of 8.5 million liters per year.  Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins, while the Melville facility processes intermediate products used to manufacture Koate® and other therapies.

Currently, the Clayton, Los Angeles and Parets facilities are equipped and licensed to produce certain plasma derivative products for the United States, European and other markets.  For example, we produce our Flebogamma® DIF and Gamunex® IVIG products for all of our markets at the Clayton and Parets facilities.

We optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, or completing any other requirements, that allow us to purify intermediate products that are produced at one of our facilities at any of our other facilities.  In 2011 and 2012, we obtained the following FDA licenses, among others:

•                                          to purify Fraction II+III, an intermediate product made at the Los Angeles facility, at our Clayton facility to make Gamunex®, one of our key IVIG products;

•                                          to use Fraction V obtained at the Clayton facility to produce albumin at the Los Angeles facility;

•                                          to use Fraction IV-I obtained in Los Angeles to produce Prolastina®, an A1PI we market in Spain, at the Clayton facility; and

•                                          to use cryoprecipitate, an intermediate product made at the Melville facility, to produce Koate® at the Clayton facility.

We are continuing our efforts to obtain additional FDA licenses of this nature.  The flexibility provided through such licenses allows us to increase production efficiency and to better address changes in demand between the United States, the European Union and other world markets.

For more information on our manufacturing facilities, see “— D. Property, Plant and Equipment” below.

Safety

We have never experienced a recall of any batch of our finished biological products due to a safety risk, although certain of our other products have been subject to non-material recalls.  Before being acquired by us, Talecris had experienced four recalls of its finished biological products.  Our philosophy is that the health of the plasma donor and the patient are the paramount considerations.  We strongly believe that our safety philosophy is consistent with the business objective of generating profit.  We also believe that we have a strong reputation for safety in our markets, thus making our products particularly attractive to customers.  Our vertically integrated business model allows us to assure the safety and quality of our plasma derivative products through the implementation of our safety standards throughout the value chain.

The plasma collection, fractionation and purification process is long, complex and highly regulated.  We have adopted and maintain rigorous safety standards that we believe exceed those required by health authorities in Europe and the United States.

We maintain standards consistent with other industry participants with regard to infectious disease screening and quarantine of units.  For example, source plasma inventory is held for not less than 60 days.  Some of our additional safety policies include look-back procedures for seroconversion.  We have also introduced innovative methods such as the Plasma Bottle Sampling® system, which automatically prepares, codes and labels test samples at the time of plasma donation, and the PediGri® On Line system, which provides full traceability of human plasma raw material throughout the plasma supply chain.  See “— Distribution Process” below.

Fractionation plants must be cleaned and sterilized frequently.  Our Parets facility was designed to minimize the clean area required for the plasma fractionation tanks and separates them from the room temperature work area.  This allows us to perform all maintenance work from outside the room temperature area, decreasing the risk of contamination.

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

We have also developed and installed in our Parets facility a proprietary process of sterile filling of bottles designed to reduce the risk of contamination.  In our process, the bottle and stopper are sterilized together. Once both are sterilized the bottle is reopened in a small sterile room for only two seconds in order to insert the product and then resealed, greatly reducing exposure to the environment and reducing the risk of contamination.

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

We continually invest in the improvement of our manufacturing facilities and plasma fractionation process. During 2012, we built new albumin purification areas at our Los Angeles and Murcia facilities and a new ATIII purification and nanofiltration area in Clayton.

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

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel.  A majority of our sales in 2012 were made through our own distribution network, which is experienced in the proper handling of our products.  This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall.  In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.  Additionally, outside of the United States, we are in the process of transitioning some of Talecris’ products from their existing distribution channels into our own, reducing the distribution costs of those products.

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
Flebogamma® 5%. Immune Globulin Intravenous (Human).

IVIG assists in the treatment of: primary and secondary immunological deficiencies; immune-mediated ITP; Guillain Barré syndrome; Kawasaki disease; allogeneic bone marrow transplants; CIDP (Gamunex®/Gamunex®-C only).

Flebogamma® 5% and 10% DIF. Immune Globulin Intravenous (Human). Gamunex®/Gamunex®-C. Immune Globulin Injection (Human), 10% Caprylate/Chomatography Purified.

Prolastin®/Prolastin®-C/Prolastina®/Pulmolast®. Alpha 1-Proteinase Inhibitor (Human).	Used to treat congenital A1PI deficiency-related emphysema.

Trypsone® A1PI. Alpha 1-Proteinase Inhibitor (Human).

Fahndi® and Alphanate®. Antihemophilic Factor/von Willebrand Factor Complex (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A), and indication for von Willebrand disease (in the U.S., for Alphanate® only).

Koate®-DVI. Antihemophilic Factor (Human).

Human Albumin Grifols®/Albutein®/Plasbumin®. Albumin (Human) 5%, 20% and 25%.	Used to re-establish and maintain circulation volume in the treatment of hypovolemia (i.e., traumatic or hemorrhagic shock and severe burns) and to treat complications related to cirrhosis.

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

In addition, following the Talecris acquisition, we are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.  Prolastin® A1PI is the leading A1PI product in the United States, and in Europe, it is licensed in 15 countries and competes with another licensed A1PI product only in France.  In Italy and Spain, where we have previously distributed Prolastin® through third parties, we intend to begin distributing Proslastin® directly in 2013.  Additionally, Prolastin®-C is the only licensed A1PI product in Canada, and we are conducting clinical trials in Europe as a precursor to Prolastin®-C approval there.

Alphanate® and Fahndi®, our Factor VIII/von Willebrand factor products, are used both for the treatment of hemophilia and von Willebrand disease.  In addition, we offer our albumin product with reduced aluminum content, meeting European requirements and making our albumin product more attractive to biotechnology companies and genetic labs, as well as hospitals and physicians.

In addition to the products described above, we also produce intramuscular (hyperimmune) immunoglobulins, which are used for the treatment of tetanus, hepatitis B, and Rh factor complications during birth; Anbinex® and Thrombate® III, which are used in the prevention and treatment of thrombotic diseases; AlphaNine® and Factor IX Grifols®, which are used in the prevention and control of bleeding in patients with hemophilia B; and Niuliva® and Igantive®, used in liver transplants to prevent hepatitis B reinfection of the graft.

To sell plasma derivative products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction.  We have approximately 657 hemoderivative product licenses registered in 90 countries throughout the European Union, United States, Latin America, Asia and the rest of the world.  Our most significant government-issued licenses for plasma derivative products are:

•                                          Flebogamma®/Flebogamma® DIF/Gamunex®/Gamunex®-C Immunoglobulin.  We have 127 licenses for the marketing and sale of one or more of these immunoglobulin products;

•                                          Fahndi®/Alphanate®/Koate® Factor VIII.  We have 99 licenses for the marketing and sale of one or more of these Factor VIII products;

•                                          Human Albumin Grifols®/Albutein®/Plasbumin® Albumin.  We have 195 licenses for the marketing and sale of one or more of these albumin products in its various concentrations; and

•                                          Prolastin®/Trypsone® A1PI.  We have 26 licenses for the marketing and sale of one or both of these A1PI products.

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

We also have contracts with Canadian Blood Services and Héma-Québec.  Talecris was awarded five-year contracts with Canadian Blood Services and Héma-Québec, which jointly operated the Canadian blood system, that terminated in March 2013.  Canadian Blood Services and Héma-Québec ended their partnership in 2012 and now negotiate separately with suppliers.  Operating separately, Canadian Blood Services comprises 73% and Héma-Québec comprises 27% of the Canadian market for plasma products and fractionation services.  In 2013, Canadian Blood Services selected us as its primary supplier of both IVIG and fractionation services pursuant to a five-year contract that will become effective in April 2013.  Héma-Québec negotiated a reduced contract with us, which will also become effective in April 2013, pursuant to which we will supply a smaller portion of Héma-Québec’s plasma-derived products and will no longer provide fractionation services.

The Diagnostic Division

The Diagnostic division focuses on researching, developing, manufacturing and marketing of in vitro diagnostics products, including analytical instruments and reagents for diagnostics, as well as blood bank products.  We believe that we have a significant market share of sales of immunohematology automated systems to hospital transfusion system and blood centers.  In 2011, we grouped our immunohematology and blood bank product lines into a category called Transfusion Medicine as part of a management optimization process.  We believe that we also have a significant market share of sales of other in vitro diagnostic systems, including in the hemostasis and coagulation product lines.  The Diagnostic division accounted for 5.1% of total revenues in 2012.

Our principal diagnostic products are:

Product Description	Main Applications
Transfusion Medicine:

WADiana®/Erytra® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.	Used to perform routine blood typing, antibody screening, antibody identification and cross-match tests.

Leucored and Standard Blood bags. Blood bags configured according to all blood bank separation protocols. Leucored blood bags incorporate an in-line filtration system.	Used for collection and transfusion of blood.

In Vitro Diagnostic Systems:

Triturus® analyzers. Open and fully automated analyzer for enzyme-linked immunosorbent assay (ELISA) tests offering multi-test/multi-batch capability.	Allows clinical laboratories to automate the enzyme immunoassay tests in microtiter plate format and to process several batches of samples simultaneously.

Q-Coagulometer® analyzers. Fully automated hemostasis analyzer that uses reagents to measure coagulation levels.	Used to diagnose and measure coagulation status of patients with coagulation-related and hemorrhagic disorders.

Reagents, instrumentation and software. Instruments, reagents and software for coagulation testing.	Used to establish the coagulation status of patients and to handle the corresponding results.

We assemble our machines at the Parets facility and we manufacture our blood bags at the Murcia facility, which has an estimated capacity of eight million blood bags per year.  See “— D. Property, Plant and Equipment” below.

The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions.  We have approximately 998 diagnostic product licenses registered in a total of 58 countries in Europe, the United States, Latin America and Asia.

In addition to the products noted above, we offer our customers products manufacturer by third-parties that we believe complement our product lines.  We expect to boost growth in this division through new exclusive distribution agreements for such products.

We currently distribute Diagnostic division products in the European Union, the United States, Asia, the Middle East and Latin America.  In 2012, we expanded the sales of our immunohematology products and distributed our Erytra® analyzers in Europe, Mexico, Brazil, Japan and Australia.

Transfusion Medicine

Our growth strategy for the transfusion medicine product line focuses mainly on expanding the sales of our WADiana® and Erytra® analyzers and related DG Gel® blood determination cards in key world markets directly or through distribution partners.

We have focused on obtaining FDA approvals for products and improving instrument software and hardware, specifically the programming, verification and validation of new techniques for the automation of specific reagents in the WADiana® analyzer and the DG Gel® card reader.

We have experienced strong sales of the Erytra® analyzer in Switzerland, Denmark, Sweden and Norway, and the first Erytra® analyzer was installed in Mexico in 2012.

In 2012, sales of DG Gel® cards increased in each market in which we operate and were particularly notable in emerging markets, such as Mexico, Turkey, China and Brazil.  New formulations have been developed for North America, a key strategic area for growth in the Diagnostic division.  Preliminary steps towards this growth include the successful FDA pre-inspection of the DG Gel® card facilities, the implementation of quality procedures and systems for gel reagents at the Parets facility and the approval of the DG Gel® system by Canadian authorities.

In addition, we have a cooperation agreement in place with Novartis’ diagnostic division for the sale of immunohematology products in the United States.  These products include BLOODchip® genetic tests manufactured by Progenika, which we distribute in several countries.  As discussed above, in March 2013 we acquired the majority of shares in Progenika.

We also recently entered into a collaboration agreement with the Blood Bank of Shanghai, which receives more than 300,000 donations annually, for it to use the BLOODchip® test to verify compatibility for blood transfusions.

In 2011, we entered into an agreement with a Brazilian distributor for blood extraction and fractionation blood bags, which led to increased sales to Brazil in 2012. To strengthen our mark position we intend to construct a manufacturing plant in Brazil. We have also entered into a distribution agreement with the Japanese company Kainos Laboratories, pursuant to which it will distribute our WADiana® and Erytra® analyzers and associated reagents in Japan.

In Vitro Diagnotic Systems

Our Q-Coagulometer® and Triturus® analyzers remain key product lines in the Diagnostic division. In 2012, we commenced sales of a Protein S Assay Kit and a chromogenic Protein C Assay Kit for our Q-Coagulometer® analyzers.  In addition, we launched new versions of the software for our Q-Coagulometer® analyzers and continued development work on a new analyzer with greater processing capacity.  We expect to initiate premarket evaluations with certain of our customers for this new analyzer in 2013.

We continue to distribute our Triturus® analyzer, which has sold over 1,000 units worldwide.  In 2012, we developed a specialized version of the Triturus® analyzer for exclusive use by Araclón, which will allow ABTests® for early Alzheimer’s disease diagnosis to be automated.

We have also expanded the range of reagents in this line, notably DG®-Clot PS, for determining Protein S activity through clotting and DG®-PT L Rec, a new liquid recombinant thromboplastin. Validation and commercialization of DG®-Chrom PC, a proprietary chromogenic kit for Protein C, also continued, with the first commercial batch due to be manufactured in the first half of 2013. In addition, we have concluded development of DG®-TT L human reagent, a liquid human thrombin for determining thrombin time, while DG® -Latex PS Free, a latex reagent for determining Free Protein S, remains under development.

The Hospital Division

The Hospital division manufactures and in certain instances installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that are related and we market as supplementary to products we do manufacture.  The Hospital division and accounted for €95.9 million, or 3.7%, of our total net sales in 2012.  We are the leader in the Spanish intravenous therapy segment in intravenous solutions, with a 33% market share.  We believe that we are the leader in Spain for pharmacy preparation tools used to administer intravenous solutions and hospital logistics products.

The following table describes the principal hospital products that we manufacture, distribute or install and their respective applications:

Product Description	Main Applications
Intravenous therapy:

Intravenous fluid and electrolyte solutions. Main product groups include hypotonic solutions, isotonic solutions, hypertonic solutions and plasma volume expander solutions.	Fluid and electrolyte replacement and conduit for the administration of medicines.

Intravenous washing solutions. Washing solutions in specially designed containers.	Cleaning of injury and operation areas and urological irrigation.

Intravenous mixtures. Ready-to-use intravenous mixtures of potassium, antibiotics, gastroprotective agents, levofloxacine and paracetamol.	Increases safety and efficiency by rendering unnecessary the mixing of solutions at in-hospital pharmacies.

IV Tools. Gri-fill® System uses sterile filtration to prepare intravenous mixtures at in-hospital pharmacies. We have marketed this product in the U.S. since 2004, and we complement it with Misterium™, Phocus® and specific software and hardware tools for the preparation of intravenous mixtures, including citotoxic drugs. We also distribute external technologies, such as Health Robotics systems, for the preparation of intravenous mixtures.

Improves safety of hospital pharmacy preparation procedures by assuring sterility and traceability.

Nutrition:

Dietgrif® enteral liquid diets. Oral diets with all the requirements for balanced nutrition. Different diets include standard, standard fiber, polypeptidic, hyperproteic and energetic.	For patients who are unable to eat enough to maintain a nutritious diet, administered through feeding tubes as well as orally.

Disposables for gastroenterology. Stents and special endoscopy disposables for gastroenterology patients.	For patients needing gastrointestinal recanalitation, normally used in endoscopic surgery.

Probiotics. Special complementary diets composed of live microorganisms.	Improves gastroenterology conditions that are the result of a lack of intestinal microflora.

Medical Devices: Disposable sterile therapeutic medical products and radiological diagnosis instruments.	The products have therapeutics uses in urology, radiology, cardiology, neurology hemodynamics, anesthesia, urodynamics and lithotripsy.

Hospital Logistics: This includes products such as furniture, transport carts and packaging instruments; software programs, including our own BlisPack™; and distribution systems, including Pyxis® and Kardex®, for inventory control.

Used in the logistical organization of hospital pharmacies and warehouses, in the preparation of unit dosing and in hospital management, admissions and accounting.

The production, marketing or sale of our various Hospital division products are subject to the prior registration of such products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.  We have 271 licenses for our Hospital division products registered in 38 countries throughout the European Union.  Our sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use our medical devices, using our own distribution network.

As our Hospital division generates most of its revenue in Spain, it has been impacted by budgetary constraints in the Spanish health sector. However, in order to more effectively address these challenges, we are reorganizing our commercial structure in Spain, focusing on a more specialized, integrated model, both geographically and functionally. We are also continuing to promote international expansion in this division, mainly through the IV Tools and Hospital Logistics product lines and manufacturing and distribution agreements.

Intravenous Therapy

We manufacture and distribute intravenous solutions, primarily in Spain and Portugal.  In addition, we have increased our focus on manufacturing pre-diluted pharmaceuticals for third parties. We believe this approach will contribute to the Hospital division’s geographic diversification and allow us to maximize productive use of the Parets facility.

We are continuing development of “ready-made” pre-diluted potassium solutions in polypropylene packaging and in 2012 completed the EMA, FDA and Australian and Canadian registration of these solutions.  Additionally, the Parets facility was successfully inspected by the FDA in 2012, which we believe is an important step to obtaining FDA approval to sell products manufactured at the Parets facility in the U.S.  Following the inspection, we received FDA approval to begin selling intravenous zoledronic acid mixtures in the U.S. through third-party distributors.  We are also in the process of developing intravenous paracetamol and levofloxacin acid mixtures for sales through third-party distributors in the U.S.

In 2012, we entered in agreements to manufacture pre-diluted drugs at our Parets facility for third parties, including Mylan Institutional in the United States and Eurospital in Italy.  We have also received approval in the European Union, the United States and Australia to manufacture two fluid therapy formulations for the treatment of osteoporosis, which we plan to sell through third-party distributors in 2013.

As a compliment to our intravenous solutions, we also manufacture or distribute various tools to be used in connection with the administration of such products, which we refer to as IV Tools. Our Gri-fill® System is used in the preparation of intravenous mixtures. The Gri-fill® System has been launched in North America and we are developing adaptations to facilitate wider distribution in the U.S. market, including software improvements and Gamunex® dosing mechanisms. Misterium™ is a mini sterile modular room, or cleanroom, which we design to order and install on site to customer specifications. In 2012, we completed a large Misterium™ installation in Italy and continued to promote Misterium™ in the U.S. in advance of an anticipated wider distribution of IV Tools in the U.S.

We also provide our customers with automated pharmacy services, through the i.v.STATION Robot product. This product minimizes the risk of measurement error and eliminates the possibility of drug cross-contamination and hospital-acquired infections.  As part of an existing exclusive agreement to distribute Health Robotics’ products in Spain, we have automated the pharmacy service at Vall d’Hebron University Hospital in Barcelona with the assembly and start-up of Health Robotics’ i.v.STATION Robot.  In 2012, we placed our third i.v.STATION Robot in Spain and promoted and installed a new manual guidance system, i.v.SOFT, for the preparation of intravenous medication.  These projects have reinforced our leading position as a provider of automation services to hospital pharmacies in Spain.

Nutrition

We manufacture and distribute parenteral nutrition products, including accessories such as feeding tubes and nutritional bags, for sale in the U.S. and the European Union for third-parties. A key development in 2012 was the commencement of distribution in Spain of probiotic VSL#3®, which is manufactured by Actial Farmacéutica. The agreement with Actial Farmacéutica drove 6.6% growth in Nutrition products in 2012.

Medical Devices

We also sell medical devices, such as disposable sterile therapeutic medical products for urology, radiology, hemodynamics and anesthesia, as well as urodynamics and lithotripsy and radiological diagnosis instruments.  All of these products are manufactured by third parties and complement our portfolio of Hospital division products. We are increasing our strategic efforts to sell medical devices that complement our portfolio of Bioscience division products.

Hospital Logistics

We sell products related to the logistical organization of pharmacies and warehouses of hospitals, including furniture, transport carts, packaging instruments and software programs for hospital management, admissions and accounting departments.

Most of these products are manufactured by third parties. These products include StocKey®, an automated system designed to optimize hospitals’ healthcare material restocking processes, and BlisPack®, a system designed and manufactured by us to automate the cutting of prescription pill blister packs and the electronic identification of specific drugs for individual patients to be used by hospitals.

We have an exclusive license through June 2013 for Spain, Portugal, Italy, Latin America and portions of Africa to distribute products manufactured by Care Fusion under the name Pyxis®.  CareFusion distributes our BlisPack® system in a number of countries in Europe, Latin America, the Middle East and Asia.  We also distribute Kardex’ automated storage carousels in Spain, Portugal and Latin America.

Research and Development

Research and development is a significant aspect of our business.  Our principal research and development objectives are (i) discovering and developing new products, (ii) researching new applications for existing products and (iii) improving our manufacturing processes to improve yields, safety and efficiency.  Research and development spending increased by 39.1% from €89.4 million in 2011 to €124.4 million in 2012.  In addition, as of December 31, 2012, we had 668 scientists and support staff dedicated to research and development.

We have over 70 years of successful innovation history.  For example, we developed a unique fractionation design that reduces the risk of contamination, reduces maintenance costs and increases the amount of product extracted per liter of plasma.  We also developed the first centrifugation unit for the automated cleaning of blood cells, known as the Coombs test.  In addition, we were one of the first fractionators to conduct double viral inactivation processes for Factor VIII and have designed and implemented a new process for the sterile filling of vials that reduces exposure to potential contaminants as compared to other existing processes.  Further, we recently developed a nanofiltration method of viral inactivation for our IVIG and ATIII products.  As a result of our continuing investment in research and development, we believe that we are well positioned to continue as a leader in the plasma-derived therapies industry.

Bioscience Division Initiatives

The Talecris acquisition complemented our substantial Bioscience division research and development project portfolio, which we believe will ensure the outstanding quality of our research activity in the long term.

We have a number of patents and research and development projects in our Bioscience division underway, 17 of which are already past the preclinical development phase.  The following table reflects the total number of research and development projects in our Bioscience division by development phase as of the end of the last three fiscal years.

	As of December 31,
Development Phase	2012	2011	2010
Discovery	24	24	26
Preclinical	5	4	4
Clinical	17	17	17
Post Commercialization Studies	6	7	4
Rest of projects	19	23	17
Total Bioscience Research and Development Projects	71	75	68

Among the most important of these projects are:  (i) trials in connection with the Alzheimer Management by Albumin Replacement study, (ii) a clinical trial for the use of plasmin in treating acute peripheral arterial occlusion, (iii) trials for new uses of antithrombin in cardiovascular surgery, (iv) research into the use of fibrin glue in vascular, organ and soft-tissue surgery and (v) research into the use of Albumin in hepatology.

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin and IVIG	Alzheimer’s	Plasma- derived	Alzheimer’s disease	Phase III (entered in April 2012)
Plasmin	Thrombolytic	Plasma- derived	Acute Peripheral Arterial Occlusion	Phase II (entered in June 2010)
Antithrombin	Intensive Care	Plasma- derived	Cardiovascular surgery	Phase II for Anbinex® (completed in June 2011) Phase II for Thrombate® III planned
Fibrin glue	Surgical bleeding	Plasma- derived	Vascular, organ and soft-tissue surgery	Phase III (entered in October 2008)

AMBAR Study.  We are continuing our ongoing research into possible treatments for Alzheimer’s disease. The Alzheimer Management by Albumin Replacement, or AMBAR, study is a multicenter trial that complements two previous trials and involves combining therapeutic plasmapheresis with albumin and IVIG in different intervals and in varying doses. Since the AMBAR project is mainly based on albumin, the study also includes a treatment arm with albumin alone in order for both approaches, combination of albumin plus IVIG and albumin alone to be covered. Therefore, we are preparing for Phase III clinical trials to demonstrate the efficacy of plasmapheresis with Albutein (5% and 20%) combined with Flebogamma DIF 5% or Albutein alone for improving the cognitive status of patients with Alzheimer’s disease.  We expect the study to include 365 patients from both Spain and the United States and will be conducted in collaboration with two hospitals in Spain and two in the United States. We received approval for our study from both the Spanish Agency and the FDA and patient recruitment has already started in Spain.

We have incurred costs in the amount of €3.0 million, €0.8 million and €0.9 million in connection with this project in the fiscal years 2012, 2011 and 2010, respectively.  To date we have spent €8.7 million.  We hold significant granted patents and patent applications on the production of Albumin and IVIG as well as on the combination of plasma exchange with Albumin replacement for the treatment of Alzheimer’s disease.

Plasmin.  Prior to our acquisition of Talecris, Talecris conducted several Phase I clinical trials in the U.S., the E.U. and other countries and initiated Phase II clinical trials to evaluate the safety and efficacy of the use of Plasmin in the treatment of acute peripheral arterial occlusion, or aPAO, a condition in which arterial blood flow to extremities, usually the legs, becomes blocked by a clot.  Talecris completed Phase I clinical trials in the second quarter of 2010 and initiated a Phase II clinical trial in several countries outside of the U.S. in the fourth quarter of 2010.  In Phase I and preclinical trials, Plasmin appeared able to rapidly dissolve blood clots without an elevated risk of bleeding.  We are continuing the Phase II clinical trials initiated by Talecris and expect to begin a Phase III clinical trial in 2015.  We have obtained approval of our regulatory CE (European Conformity) mark application. We also have an orphan drug designation in the U.S. for the use of Plasmin for aPAO, which provides incentives for qualified clinical testing expenses and, if approved, market exclusivity for seven years.  In 2012, we incurred costs of €8.2 million in connection with this project.

Antithrombin.  In 2008, we initiated research into the clinical efficacy of antithrombin for use on cardiac surgery patients with cardiopulmonary bypass.  In June 2011, we concluded Phase II clinical trials involving the use of our antithrombin Anbinex®.  We plan to initiate a second Phase II trial for the same indication using Thrombate® III.  We incurred costs in the amount of €0.01 million, €0.5 million and €0.4 million in connection with this project in the fiscal years 2012, 2011 and 2010, respectively.  To date we have spent €1.5 million.

Fibrin Glue.  We began clinical trials into the safety and efficacy of the use of fibrin glue as an adhesive designed to aid healing or as a sealant in vascular, organ and soft-tissue surgery in 2004.  There are currently four clinical trials underway: (i) a Phase III clinical trial in the E.U. for the use of fibrin glue in vascular surgery, (ii) a Phase II/III clinical trial in the U.S. for the use of fibrin glue in organ surgery, (iii) a Phase II/III clinical trial in the U.S. for the use of fibrin glue in soft-tissue surgery and (iv) a Phase III clinical trial for the use of fibrin glue in vascular surgery in the U.S.

We incurred costs in the amount of €8.0 million, €4.3 million and €2.5 million in connection with this project in the fiscal years 2012, 2011 and 2010, respectively.  To date we have spent €28.7 million.  We hold significant granted patents on the fibrinogen and thrombin production processes.

Other Bioscience research and development projects undertaken in 2012 included:

•                                          a clinical study to evaluate the effects of the prolonged administration of human albumin on cardiovascular, hepatic and renal function in patients with advanced cirrhosis and ascites.  One study involves the administration of Albutein® 20% and is being conducted at six Spanish hospitals;

•                                          a study designed to evaluate the effects of plasma exchange on the functional capacity of serum albumin on cerebral, circulatory and renal dysfunction;

•                                          a study to obtain efficacy data for IVIG Flebogamma® 5% DIF in the pediatric population, which was completed in 2012; and

•                                          we initiated a Phase II clinical trial to evaluate the safety and tolerance of the treatment of cystic fibrosis with a new inhaled formulation of alpha1-antitrypsin.

All clinical trials involve risks and uncertainties.  Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome.  A failure of one or more of our clinical trials can occur at any stage of testing.  We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates.  For a discussion of these unforeseen events, see Item 3. of this Part I, “Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to commercialize products in development.”  Upon the completion of each of the development stages we evaluate the results achieved as compared to the objectives pursued.  Each of our key projects listed above has met our expectations with respect to results at the various development stages and we expect to move forward with the development process for each of these projects.

We believe that our current liquidity is sufficient to fund the ongoing costs of our key projects listed above through their completion as well as our other research and development initiatives.

Diagnostic Division Initiatives

Research and development in the Diagnostic division primarily focuses on the development of reagents and equipment for pretransfusional testing and hemostasis diagnosis.  The principal research and development projects that we are undertaking in this division are:  (i) the classification of blood types through the use of gel technology; (ii) development of a high throughput ELISA system, which will increase the output and sample and reagents capacity and add new features, such as continuous loading and unloading of samples and an innovative simplified fluidic system; and (iii) a new hemostasis analyzer, complementary to the Q-Coagulometer®, that will be able to serve medium to large laboratories and will have about three times the capacity and output of the Q-Coagulometer®.

Hospital Division Initiatives

The research and development team in the Hospital division primarily focuses on developing complementary products and on improving the safety and efficiency of existing products.  In the fluid therapy market, work continues on the study of the stability of various ready-to-use mixtures in polypropylene packaging, in order to increase the range of mixtures available for hospital use.  In 2009, we began developing physiological saline and 5% glucose electrolyte solutions packaged in polypropylene bags.  These polypropylene bags are partially filled at different volumes for the purpose of adding medication, and in 2012, they completely replaced the polyvinyl chloride (PVC) bags we had previously used in the Spanish market.  Additionally, the Hospital division is developing ready-to-use mixtures for third-party distribution, including intraveneous paracetamol, levofloxacin and zoledronic acid mixtures.

The Hospital division is also developing new applications, such as software and devices, to improve the warehousing control of medication, the administration of medication to the patient and the traceability of the pharmaceutical products inside the hospital.

Other Initiatives

In addition, we are increasing our research and development activities in new fields. We conduct these activities through the creation of joint ventures participated in by our subsidiary Gri-Cel, S.A., through agreements to use patents owned by third parties and through selective acquisitions.

Our acquisitions of Araclón and VCN Biosience in 2012 expand our research and development capabilities in fields outside of our traditional business segments. Araclón is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease.  Araclón is working on the validation of an early diagnostic kit and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage. The vaccine has passed the animal experimentation stage and is pending approval by the Spanish Medications Agency for the start of clinical trials in humans. VCN Biosciences is dedicated to the research and development of new therapeutic approaches to tumors for which there is currently no effective treatment. Its most advanced project focuses of the treatment of pancreatic cancer and is currently in the preclinical phase. It is scheduled to enter the clinical phase in 2013.

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

The cost of plasma, the key raw material used in the production of plasma-derived products, decreased slightly in 2012 as compared to 2011.  We have also experienced cost savings since our acquisition of Talecris because we have reorganized our plasma donation centers and introduced a new operating structure, under which all of our U.S. plasma collection centers are integrated.

The principal raw materials for our intravenous therapy products are plastic and glass bottles, which we purchase from various European suppliers.

Marketing and Distribution

We currently sell Bioscience, Diagnostic and Hospital products to hospitals and clinics, GPOs, governments and other distributors in approximately 100 countries.

In the United States, GPOs are entities that act as purchasing intermediaries for their members, which are primarily hospitals, nursing homes and other healthcare providers.  GPOs negotiate the price and volume of supplies, equipment and pharmaceutical products, including plasma derivatives, used by their members.  Hospitals report that GPOs save them 10% to 15% on their purchases.  The GPOs’ large market position and substantial purchasing volume provide them with significant negotiating power, resulting in price pressures for manufacturers, including us.  A substantial amount of our sales in the United States are made through GPOs.

We market our products to GPO members and their clients through focused sales presentations.  Although price and volume are negotiated by the GPO, the actual sales are made to each GPO’s authorized distributor(s) at the contract price, and the distributor then sells the products to that GPO’s members.  For safety and post-sale service reasons, the distributor is required to provide us with the specifics of the ultimate delivery to the client.

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

In 2011, we reorganized our Bioscience sales forces.  We now utilize mixed sales units comprised of both marketing and sales personnel and product line-specific sales units for hemostasis, pulmonary and coagulation factors (Factor VIII, Factor IX and antithrombin).

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

During 2012, we distributed the majority of our products through our own distribution network. In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors.  We have a direct presence in 24 countries and we carefully select distributors in the countries were we do not have a direct presence.  We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers throughout the world.

Our sales, marketing and distribution network included 930 employees as of December 31, 2012, which included 794 sales and distribution personnel and 136 marketing employees.

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

Patents, Trademarks and Licenses

Patents and Trademarks

As of December 31, 2012, we owned approximately 1,150 patents and patent applications, of which 337 are in the process of final approval.  These patents are granted a 20-year protection period.  Only 374 of these patents are set to expire in the next ten years.  As of December 31, 2012, we also owned approximately 2,400 trademarks, of which 198 are in the process of final approval.

We maintain a department with personnel in Spain and in the United States to handle the patent and trademark approval and maintenance process and to monitor possible infringements.  We are not aware of any infringements of our patents and trademarks and we do not license any of our patents to third parties.

Plasma Derivative Products

As of December 31, 2012, we owned approximately 930 patents and patent applications related to plasma derivatives, including 462 in Europe and 119 in the United States.  The most important of these patents relate to:

•                                          process for the production of virus-inactivated human Gamma Globulin G;

•                                          use of therapeutic human albumin for the preparation of a drug for the treatment of patients suffering from cognitive disorders; and

•                                          process for removing viruses in fibrinogen solutions.

Hospital and Diagnostic Products

As of December 31, 2012, we owned approximately 200 patents and patent applications related to our Hospital and Diagnostic products throughout the European Union, the United States, Latin America, Asia and in the rest of the world.  The most important of these patents related to the:

•                                          Gri-fill® System, a process for the sterile filling of flexible material bags;

•                                          WADiana® machine for clinical analysis;

•                                          Triturus® machine for automated laboratory tests; and

•                                          BlisPack®, a blister handling machine.

Licenses from Third Parties

We license certain intellectual property rights from Bayer.  Under a licensing agreement with Bayer, Talecris was granted a royalty-free, worldwide and perpetual license covering certain intellectual properties not acquired by Talecris in connection with its formation transaction.  We assumed this licensing agreement in connection with the Talecris acquisition.

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

The Parets and Murcia facilities meet all requisite regulations and standards of the European health authorities.  In addition, the Instituto Grifols Bioscience plant at our Parets facility holds an establishment license granted by the FDA in 1995. The manufacturing facilities for parenteral solutions at our Parets facility were also successfully inspected by the FDA in 2012.

The Clayton, Los Angeles and Parets facilities are subject to regulation by the FDA.  The Los Angeles facility had previously operated under a consent decree from the FDA and the DOJ dating to the time the plant was owned and operated by Alpha.  On March 15, 2012, the United States District Court for the Central District of California entered an order vacating the consent decree on the Los Angeles facility.  See Item 8 of this Part I, “Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Alpha Consent Decree.”

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

Effective January 1, 2012, we have product liability insurance coverage for up to €150 million per claim and in annual aggregate for products manufactured in all of our facilities and for third-party products we sell. This policy expires in May 2013.  We have elected to self-insure the first €10.0 million per claim and in annual aggregate of our product liability policy through the purchase by one of our subsidiaries of such portion of the insurance policy.  See “— Self-insurance” below.

Our master liability program also protects us and our affiliates from liability for environmental damages.  This risk is covered up to a maximum of €13.0 million in annual aggregate.

Biomat USA, PlasmaCare and Talecris Plasma Resources maintain a separate liability insurance policy with Beazley Insurance Company.  The policy covers their plasmapheresis business activities and expires in May 2013.  The maximum amount of coverage for liability claims under the policy is $10.0 million per claim and in annual aggregate. In addition, we have general liability coverage for up to €150 million for those three subsidiaries.

Property Damage and Business Interruption

Our property damage and business interruption master insurance policy covers us and our subsidiaries (including our United States subsidiaries).  This master policy, which expires in May 2013, covers damages suffered by plants and buildings, equipment and machinery.  Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1 billion per occurence.  It also covers, among other things, material damages or losses produced by equipment or machinery breakdown, with unlimited coverage, and flooding, for up to €100 million per claim and in annual aggregate.

In addition, this policy covers loss of profit for a period of indemnity of 24 months with a deductible equivalent to up to five business days of lost profits for our Australian, Spanish, Swiss and United States subsidiaries.  Pursuant to the loss of profit benefit, in the event that any or all of our plants stop production due to an event not excluded under the policy, the insurer must cover fixed expenses, in addition to net profits we did not earn during the term of coverage.

We also have a transit and inventory insurance program, which covers damages to raw materials, supplies, semi-finished products and finished products for up to €300 million per claim and in annual aggregate.

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

C.                                    Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2012 of 46 companies that were consolidated under the equity accounting method.  Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been consolidated.  In addition, there was one company that was accounted for by the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1(a) and 2(c) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.                                    Property, Plant and Equipment

Our headquarters are located in Barcelona, Spain.  As of December 31, 2012, we owned or leased facilities in four countries.  We currently own or lease ten manufacturing facilities in seven locations, four of which have plasma fractionation capabilities.  The table below shows the geographic location, size and business purpose of each facility as of December 31, 2012.

Location	Facility	Size (square meters)	Own/Lease	Business Purpose

Parets del Vallès, Spain	Industrial Facility One Parets	58,285	Own 45,647 square meters; the rest of the property is leased	Plasma fractionation Manufacture of plasma derivatives

	Industrial Facility Two Parets	35,525	Own 19,853 square meters; the rest of the property is leased	Manufacture of Diagnostic and Hospital products

	Industrial Facility Three Parets	40,113	Lease	Plasma storage

Los Angeles, California, USA	Industrial Facility USA	93,078	Own	Plasma fractionation Manufacture of plasma derivatives

Clayton, North Carolina, USA	Clayton Facility	69,203	Own 60,771 square meters; the rest of the property is leased	Plasma fractionation Manufacture of plasma derivatives

Temple, California, USA	City of Industry USA	5,000	Lease	Plasma storage

Murcia, Spain	Industrial Facility One Murcia	10,285	Lease	Manufacture of Hospital products

	Industrial Facility Two Murcia	26,873	Lease	Manufacture of Hospital products

Fribourg, Switzerland	Industrial Facility Switzerland	12,000	Lease	Manufacture of Diagnostic products

Location	Facility	Size (square meters)	Own/Lease	Business Purpose

Melbourne, Australia	Industrial Facility Australia	3,838	Own	Manufacture of Diagnostic products

Austin, Texas, USA	Plasma Testing Lab	2,235	Lease	Plasma testing

San Marcos, Texas, USA	Plasma Testing Lab	7,670	Own	Plasma testing

Raleigh, North Carolina, USA(1)	Plasma Testing Lab	7,061	Lease	Plasma testing

Melville, New York, USA	Melville Facility	9,562	Lease	Plasma fractionation

Benson, North Carolina, USA	Benson Facility	3,642	Lease	Plasma storage

Sant Cugat del Vallès, Spain	Headquarters	32,211	Lease	Headquarters

(1)                                 In the first quarter of 2013, the operations at our plasma testing laboratory in Raleigh, North Carolina were reallocated to our Austin and San Marcos laboratories.

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

We acquired our Los Angeles facility in July 2003, in connection with our acquisition of Alpha’s plasma fractionation business.  We subsequently made significant capital investments in the facility, including the construction of purification and aseptic filling areas for coagulation factors and albumin, which were completed in 2006 and 2009, respectively, and an increase of the fractionation capacity by 0.7 million liters to 2.2 million liters, which was approved by the FDA during 2009.  The Los Angeles facility is subject to regulation by the FDA.  From the date of acquisition through March 15, 2012, the Los Angeles facility operated under a consent decree from the FDA and the DOJ dating to the time the plant was owned and operated by Alpha.  On March 15, 2012, the United States District Court for the Central District of California entered an order vacating the consent decree on the Los Angeles facility.

As a result of the Talecris acquisition, we acquired the Clayton facility.  Over the last 15 years, the Clayton facility has benefited from roughly $699 million of capital investment, including compliance enhancements, general site infrastructure upgrades, capacity expansions and new facilities, such as its chromatographic purification facilities and its high-capacity sterile filling facility.  The Clayton facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze-drying and packaging capabilities as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture.  The Clayton facility has a fractionation capacity of approximately 2.6 million liters per year.

In connection with the Talecris acquisition, we also acquired the Melville facility, which we subsequently sold to Kedrion in accordance with the terms of the Consent Order.  We now lease and operate the Melville facility to produce intermediate pastes that are purified into final products at the Clayton facility.  The Melville facility has a fractionation capacity of approximately 1.6 million liters of plasma per year.

We are currently constructing new fractionation facilities in Clayton, North Carolina and Parets del Vallès, Barcelona.  Construction of and the receipt of the necessary approvals for the new Clayton facility is expected to be completed in 2015.  We expect this new facility to have a fractionation capacity of six million liters per year.  Construction of and the receipt of the necessary approvals for the new Parets del Vallès plant is expected to be completed in 2014.  We expect this new facility to initially increase our fractionation capacity by an additional one million liters per year and to further increase our fractionation capacity by up to an additional two million liters per year.

E.                                    Regulatory Matters

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of healthcare products such as those we collect, manufacture, sell or are currently developing.  The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.  The following is a summary of the overall regulatory landscape for our business.

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

The BLA Approval Process

Drugs that are also biological products, such as our plasma derivative products IVIG, A1PI, Factor VIII and albumin, must also satisfy the requirements of the Public Health Service Act and its implementing regulations.  In order for a biological drug product to be legally marketed in the United States, the product must have a BLA approved by the FDA.

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

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators.  Clinical trials are conducted under strict requirements to ensure the protection of human subjects participating in the trial and protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.  A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.  In addition, an IRB (usually, but not necessarily specific to each study site) must approve the protocol, subject consent form and any amendments.  All research subjects must be informed, among other things, about the risks and benefits of the investigational product and provide their informed consent in writing.  Federal regulations governing the protection of human subjects in clinical trials have remained generally consistent for many years, subject to certain amendments.  In July 2011, HHS and the FDA issued an advance notice of proposed rulemaking seeking comments on proposals to substantially change aspects of these regulations, seeking comments, for example, on mandating the use of a single IRB for multi-site trials, imposing specified data security and information regulations on trials, imposing new consent requirements with respect to the use of biospecimens that have been stripped of patient-identifiers, and requiring the use of standardized consent forms.  The outcome of this regulatory review is not yet certain, and accordingly its impact on our operations is not clear.

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

Further, the 2010 Healthcare Reform Law introduced a biosimilar pathway that permits companies to obtain FDA approval of versions of existing biologics that are highly similar to innovative biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologics.  The new law provides that a biosimilar application may be submitted as soon as four years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed.  Although drug manufacturers have begun efforts to develop biosimilar drugs for the U.S. market, none have yet been approved by the FDA.  The FDA is developing regulations to implement this biosimilar pathway, and, for example, in February 2012 issued three draft guidance documents on biosimilar product development.

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

Future FDA inspections may identify compliance issues at our facilities or at the facilities of our third-party suppliers that may disrupt production or distribution, or require substantial resources to correct and prevent recurrence of any deficiencies, and could result in fines or penalties by regulatory authorities.  In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing.  Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications.  The 2010 Healthcare Reform Law established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research.  Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval our products under development.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition” that affects fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for such a disease or condition will be recovered from sales in the United States for that drug.  Orphan drug designation must be requested before submitting an application for marketing approval.  Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.  Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user fee exemptions.  In addition, if a product that has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or a meaningfully different mode of administration.  Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity.  However, if a company with orphan drug exclusivity is not able to supply the market, the FDA could allow another company with the same drug a license to market for said indication.  The FDA granted Gamunex® IVIG orphan drug status, which provides marketing exclusivity for the CIDP indication in the United States through September 2015. We also have an orphan drug designation in the U.S. for the use of Plasmin for aPAO but we do not have marketing authorization.

Fast Track Designation

The FDA’s fast track programs, one of which is fast track designation, are designed to facilitate the development and review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs for the conditions.  Fast track designation applies to a combination of the product and the specific indication for which it is being studied.  Thus, it is the development program for a specific drug for a specific indication that receives fast track designation.  The sponsor of a product designated as being in a fast track drug development program may engage in close early communication with the FDA, including through timely meetings and feedback on clinical trials.  Products in fast track drug development programs also may receive FDA priority review or accelerated approval; in other words, the review cycle has a six-month review clock instead of ten- or 12-month review clock).  Sponsors may also be able to submit completed portions of an application before the entire application is completed; however, the review clock will not officially begin until the entire completed BLA is submitted to and filed by the FDA.  The FDA may notify a sponsor that its program is no longer classified as a fast track development program if the fast track designation is no longer supported by emerging data, the designated drug development program is no longer being pursued, or another product that meets the unmet medical need for the same indication is approved first. We do not currently have any products on fast track.

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

Anti-fraud and Abuse Regulation

Since we supply products and services that are reimbursed by U.S. federally funded programs such as Medicare and Medicaid, our activities are also subject to regulation by CMS and enforcement by HHS OIG.  The Anti-Kickback Law prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a government health care program.  Many states have similar laws.  Courts have interpreted this law very broadly, including by holding that a violation has occurred if even one purpose of the remuneration is to generate referrals, even if there are other lawful purposes.  There are statutory and regulatory exceptions, or safe harbors, that outline arrangements that are deemed lawful.  However, the fact that an arrangement does not fall within a safe harbor does not necessarily render the conduct illegal under the Anti-Kickback Law.  In sum, even legitimate business arrangements between the companies and referral sources could lead to scrutiny by government enforcement agencies and require extensive company resources to respond to government investigations.  Violations of the Anti-Kickback Law may be punished by civil and criminal penalties or exclusion from participation in federal health care programs, including Medicare and Medicaid.  The 2010 Healthcare Reform Law strengthened provisions of the Anti-Kickback Law.

The FCA is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government.  In addition, the 2010 Healthcare Reform Law amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government.  For the purposes of these recent amendments, an “obligation” includes an overpayment, which is defined broadly to include “any funds that a person receives or retains under Medicare and Medicaid to which the person, after applicable reconciliation, is not entitled ….”

The FCA is commonly used to sue those who submit allegedly false Medicare or Medicaid claims, as well as those who induce or assist others to submit a false claim.  Courts and government officials have found that “false claims” can result not only from noncompliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from noncompliance with other laws, such as the Anti-Kickback Law, or laws that require quality care in service delivery.  The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain to private citizens who prevail.  When a private party brings a whistleblower action under the FCA, the defendant is not made aware of the lawsuit until the government starts its own investigation or makes a decision on whether it will intervene.  Many states have enacted similar laws that also apply to claims submitted to commercial insurance companies.  The bringing of any FCA action could require us to devote resources to investigate and defend the action.  Violations of the FCA can result in treble damages, and each false claim submitted can be subject to a penalty of up to $11,000 per claim.

The 2010 Healthcare Reform Law also imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to payments or other transfers of value made to certain U.S. healthcare practitioners, such as physicians and academic medical centers, and with regard to certain ownership interests held by physicians in reporting entities.  Implementation had been delayed pending the issuance of applicable rules by CMS.  On February 1, 2013, CMS released the final rule to implement this law, and it provides that data collection activities begin on August 1, 2013, and first disclosure reports are due by March 31, 2014.  On or about June 1, 2014, CMS will publish information from these reports, including amounts transferred and practitioner identities, in a national publicly-available data bank.  It is difficult to predict how the new requirements, which also preempt similar state law reporting requirements, may impact existing relationships among manufacturers, physicians and teaching hospitals

Regulation Outside the United States

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

Our blood derivative products are not subject to compulsory Community authorization, but it is an option for our new products. Flebogamma DIF 50 mg/ml and 100 mg/ml were approved through the Community authorization procedure.

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

Our product Niuliva 250 I.U./ml was approved through the decentralized procedure. Our products Prolastina 1000 mg/ml and Gamunex 10% were approved through the mutual-recognition procedure. All other Grifols products were approved pursuant to individual national procedures. We expect to use the mutual-recognition procedure if we want to extend our product licenses to other European countries in the future.

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

Since December 2011, orphan medicinal products are eligible for the following level of fee reductions:

•                                          full (100%) reduction for small- and medium-sized enterprises, or SMEs, for protocol assistance and follow-up, full reduction for non-SME sponsors for pediatric-related assistance and 40% reduction for non-SME sponsors for non-pediatric assistance;

•                                          To determine which companies are eligible for SME incentives, the EMA applies the definition of micro-, small- and medium-sized enterprises provided in the Commission of the European Communities’ Commission Recommendation 2003/36/EC.

•                                          To qualify for assistance, companies must be established in the European Economic Area, employ less than 250 employees and have an annual turnover of not more than €50 million or an annual balance sheet total of not more than €43 million.

•                                          full reduction for pre-authorization inspections and 90% reduction for post-authorization inspections for small- and medium-sized enterprises;

•                                          full reduction for SMEs for new applications for Community marketing authorization; and

•                                          full reduction for post-authorization activities including annual fees only to small and medium sized enterprises in the first year after granting a marketing authorization.

We have EMA Orphan Drug Designations for the following 3 products:

•                                          Alpha-1 proteinase inhibitor (for inhalation use) for treatment of cystic fibrosis;

•                                          Alpha-1 proteinase inhibitor (for inhalation use) for the treatment of congenital alpha-1 antitrypsin deficiency; and

•                                          Human Plasmin / Treatment of acute peripheral arterial conclusion.

Because each of these products is already authorized for a non-orphan indication in the EU, in order to obtain marketing authorization for any of the above-mentioned orphan indications, we would be required to apply for a separate marketing authorization through the Community authorization procedure for such indication, using a different proprietary name. It is not be possible to extend the existing marketing authorization to cover the new orphan indication. Orphan and “non-orphan” indications can not be covered by the same marketing authorization.

Canadian Regulatory Process

Authorization to Market.  Therapeutic products can be marketed in Canada after they have been subject to a review to assess their safety, efficacy and quality.  A New Drug Submission must be submitted to Health Canada for review, and a Notice of Compliance, or NOC, and/or a Drug Identification Number, or DIN, must be received by the sponsor prior to marketing a product in Canada.  Responsibility for review of pharmaceutical drug products resides with Health Canada’s Therapeutic Products Directorate, or TPD, while responsibility for review of biological products is under the Biologics, Radiopharmaceuticals and Genetic Therapies Directorate, or BGTD.  An active DIN is required for any product being marketed in Canada.  Our IVIG, A1PI, albumin and hyperimmune products are subject to these review and authorization processes.

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

Clinical Trials.  A Clinical Trial Application, or CTA, must be submitted to Health Canada prior to conducting any study protocol that proposes the use of a new product, or the use of an existing product, where the indication, target population, route of administration or dosing differs from the current market authorization.  The CTA should include summaries of preclinical and clinical studies conducted and (if applicable) chemistry, manufacturing and control data, and is submitted to either TPD (for drug products) or BGTD (for biological products) for review.  The TPD or BGTD are responsible for assessing protection and safety of the participants as well as quality of the product; they will issue a “No Objection” letter to sponsors for studies deemed acceptable.  Research ethics board approval for each trial is also required prior to conduct of the study.

Establishment Licensing.  All establishments in Canada that are involved in the fabrication, packaging/labeling, testing, import, distribution or warehousing of drug products must have a current establishment license (once an establishment license is issued, an annual report must be submitted by April 1 of each year to maintain the effectiveness of that license).  As an importer/distributor, part of the licensing requirements include demonstration that any foreign (non-Canadian) facilities involved in fabrication, packaging/labeling or testing of products imported/distributed under the license comply with cGMP.

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

Pharmaceutical Pricing and Reimbursement

In the United States and other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors.  Third-party payors include government health programs, managed care providers, private health insurers and other organizations.  These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services.  In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products.  Our products may not be considered cost-effective.  Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In the United States, our products are reimbursed or purchased under several government programs, including Medicaid, Medicare Parts B and D and the 340B/PHS program, and pursuant to our contract with the Department of Veterans Affairs.  Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low-income individuals.  Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states.  The rebate amount for branded drugs had been equal to a minimum of 15.1% of the AMP or AMP less BP, whichever is greater.  Effective January 1, 2010, the 2010 Healthcare Reform Law increased the size of the Medicaid rebates paid by drug manufacturers for most brand drugs to a minimum of 23.1% of the AMP, with limitation of this increase on certain drugs, including, for example, certain clotting factors, such as Factor VIII and Factor IX, to a minimum of 17.1%.  In 2010, the 2010 Healthcare Reform Law also extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations.  In addition, the statutory definition of AMP changed in 2010 as a result of the 2010 Healthcare Reform Law.  In November 2010, CMS withdrew previously issued regulations defining AMP, and in February 2012, it issued proposed regulations, which are not yet finalized.  We believe we are making reasonable assumptions regarding our reporting obligations with respect to this new definition, but in the absence of final regulations from CMS, the adequacy of our assumptions is not certain.

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon ASP.  Recent federal government reforms to Medicare Part B have reduced the reimbursement rates for IVIG.  Beginning January 1, 2008, CMS reduced the reimbursement for separately covered outpatient drugs and biologics, including IVIG in the hospital outpatient setting, from ASP + 6% to ASP + 5%, using 2006 Medicare claims data as a reference for this reduction.  CMS reduced this reimbursement further in 2009 to ASP + 4%, using aggregate hospital cost report data as a reference for the reduction.  For 2010, the rate remained as ASP + 4%, based on a cost-based methodology that also involved reallocating certain overhead costs from packaged drugs to unpackaged drugs.  In 2011, relying on the 2010 methodology, CMS increased the rate to ASP + 5%.  CMS decreased the rate to ASP + 4% for 2012 and increased the rate to ASP + 6% for 2013.  In addition, as required by the Budget Control Act of 2011, CMS announced that on April 1, 2013, it will implement a 2% reduction in federal spending, or “sequestration,” for the Medicare program, including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2021.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

Medicare Part D is a partial, voluntary prescription drug benefit created by the federal government primarily for persons 65 years old and over.  The Part D drug program is administered through private insurers that contract with CMS.  Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval.  However, to obtain payments under this program, we are required to negotiate prices with private insurers operating pursuant to federal program guidance.  These prices may be lower than we might otherwise obtain.  In addition, beginning in 2011, the 2010 Healthcare Reform Law generally required that we provide a 50% discount to patients who have expended certain amounts for drugs and therefore fall within the Medicare Part D coverage gap.

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

The 2010 Healthcare Reform Law imposes a fee on manufacturers and importers of branded drugs and biologics based on their sales to United States government health programs.  An aggregate fee of $2.8 billion will be imposed on all covered entities for 2012.  The aggregate fee will be allocated among applicable manufacturers and importers, including us, based on their relative sales to government health programs.  The aggregate fee will increase to $4.1 billion for 2018 and is scheduled to be reduced to $2.8 billion for 2019.  Beginning in 2013, the 2010 Healthcare Reform Law also imposes a new excise tax on many medical devices equal to 2.3% of the sales price, and excludes devices generally purchased by the general public at retail for individual use. Diagnostic division equipment that we manufacture or import into the U.S. may be subject to these taxes. In addition, the Prescription Drug User Fee Act, or PDUFA, first enacted in 1992, sets forth user fees that pharmaceutical and biological companies pay to the FDA for:  certain applications for approvals of drugs and biologicals; the establishments where the products are made; and the products themselves.  The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures.  PDUFA is subject to reauthorization by Congress every five years, and in January 2012, after a lengthy process involving significant industry input, the FDA submitted its final recommendations to Congress for the fifth PDUFA reauthorization (“PDUFA V”).  PDUFA V was signed into law in July 2012.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement.  Federal, state and local governments in the United States have enacted and continue to consider additional legislation to limit the growth of healthcare costs, including the costs of prescription drugs.  Existing and future legislation could limit payments for our existing products or for drug candidates that we are developing, including possibly permitting the federal government to negotiate prices directly with manufacturers.  In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing.  For a discussion of certain risks related to reimbursement and pricing, see Item 3 of this Part I, “Key Information — D. Risk Factors — Risks Relating to the Healthcare Industry — The implementation of the 2010 Healthcare Reform Law in the U.S. may adversely affect our business.”

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

Item 4.A.                                             UNRESOLVED STAFF COMMENTS

None.

Item 5.                                                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2012 and 2011, and for the three years ended December 31, 2012, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.  You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties.  You should read “Cautionary Statement Regarding Forward-Looking Statements” in this Part I for a discussion of the risks related to those statements.  You should also read Item 3 of this Part I, “Key Information — D. Risk Factors” for a discussion of certain factors that may affect our business, financial condition and results of operations.

We have prepared our audited consolidated financial statements as of December 31, 2012 and 2011, and for the three years ended December 31, 2012 in accordance with IFRS, as issued by the IASB.  The financial information and related discussion and analysis contained in this item are presented in euro except as otherwise specified.  Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2012 and 2011, and for the three years ended December 31, 2012.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.                                    Operating Results.

Subsequent Events

Class B ADS Purchase

On March 11, 2013, we purchased 4,402,986 of our Class B ADSs from various funds and accounts managed by Cerberus Capital Management, L.P.  and/or its affiliated advisory entities (such funds and accounts, “Cerberus”) for a total purchase price of $118,880,622, or $27.00 per ADS, pursuant to a purchase agreement dated March 8, 2013 (the “ADS Purchase Agreement”). We originally issued these Class B ADSs to Cerberus in June 2011, in connection with our acquisition of Talecris. Cerberus was the largest shareholder of Talecris. We plan to hold the ADSs in treasury to be used in connection with potential future corporate transactions.

Pursuant to the terms of the ADS Purchase Agreement we provided Cerberus with registration rights for their remaining 4,402,987 Class B ADSs. We agreed to file a registration statement covering the resale of such Class B ADS for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act with the SEC on or prior to the 20th day following the filing of this annual report on Form 20-F. Cerberus has agreed to pay all expenses related to the preparation and filing of the registration statement.

The ADS Purchase Agreement contains customary representations, warranties and agreements by each party. In addition, the ADS Purchase Agreement contains customary indemnification obligations of us and Cerberus arising from the registration rights and obligations set forth therein, including for liabilities under the Securities Act and other obligations of the parties.

Acquisition of Progenika

On March 4, 2013, we announced our acquisition of 60% of the economic and voting rights of Progenika for a total of €37 million. Half of the purchase price was paid with 884,997 of our Class B shares and the remainder was funded with cash on hand. In addition, we and the selling shareholder have granted each other call and put options over the shares representing the remaining 35% of the share capital, which may be exercised within three years. The purchase price of the Progenika shares subject to the call and put option will be the same as the price per share paid, increased at the rate of 5% per annum. Progenika is a Spanish company founded in 2000 that has developed tools for in vitro diagnostic genotyping testing, prognosis of diseases and prediction of response to drug treatment. Progenika has also developed its own technology to produce DNA chips for diagnoses.

Increase in Share Capital

On January 4, 2013, our share capital increased to €119,515,205.30, consisting of 213,064,899 Class A shares and 129,827,558 Class B shares. This increase was the result of the issuance of 16,328,212 Class B shares to remunerate the Class A and Class B shareholders.  The issuance took the form of a free allocation of one new Class B share for every 20 Class A or Class B shares owned.  The issuance was approved at the general shareholder meeting on extraordinary matters held on December 4, 2012.

Factors Affecting the Comparability of Our Results of Operations

Changes to the Presentation of the Consolidated Income Statement

In 2012, we revised the presentation of the consolidated income statement to categorize income by function instead of by nature to enable a better understanding of the profitability of the business. Comparative data for 2011 and 2010 has also been modified.

Amendments to the Comparative Consolidated Balance Sheet

In 2011, we were legally entitled by the taxation authorities to offset deferred tax assets and liabilities but did not do so. We have reclassified comparative data for 2011 but do not believe the effect was material in the context of the consolidated annual accounts as a whole. As reclassified, deferred tax assets amounted to €18.1 million (previously reported as €185.8 million) and deferred tax liabilities amounted to €370.7 million (previously reported as €538.4 million) in 2011.

Acquisition of Talecris in 2011

We believe that the comparability of our financial results between the years presented is significantly impacted by our acquisition of Talecris.

On June 1, 2011, we completed our acquisition of 100% of the share capital of Talecris for a total of $3.7 billion.  The Talecris acquisition consideration consisted of a combination of cash consideration of $2.5 billion and non-cash consideration, through the issuance of our new Class B shares, of $1.2 billion.

Our 2012 results include the activity of the former Talecris companies for the entire period. The information for 2011 includes seven months of activity of the former Talecris companies, and the information for 2010 includes only the activities of the pre-acquisition Grifols Group companies.

The Talecris acquisition has been accounted for using the acquisition method pursuant to IFRS 3 (revised), Business Combinations.  Under the acquisition method, assets and liabilities are recorded at their fair value on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed.  As of the date of the preparation of our 2011 consolidated financial statements, we did not have all of the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in connection with the business combination.  During the second quarter of 2012, we obtained additional information on events and circumstances existing at the acquisition date that enabled us to accurately finalize the allocation of assets and liabilities and therefore the allocation of the purchase price. In 2012, goodwill increased by €2.5 million due to a change in the valuation of inventories and the recognition of a current provision arising from an onerous contract, both of which are net of tax effect.  The increase in goodwill was allocated to our Bioscience segment. Comparative data for 2011 has not been restated, as we believe the changes are immaterial.

Total costs incurred in connection with the Talecris acquisition amounted to €61.3 million.  For 2010 and 2011, costs incurred in connection with the acquisition amounted to €17.0 million and €44.3 million, respectively.

Additionally, we incurred significant indebtedness in connection with the consummation of the Talecris acquisition, including the issuance of our Notes and borrowings under the Amended Senior Credit Agreement, and our total indebtedness and related interest expenses is, and will continue to be, significantly higher than in previous periods.  Finance expenses increased from €49.7 million in 2010, to €200.6 million in 2011, to €284.1 million in 2012.

See Note 3(c) to our audited consolidated financial statements included in this annual report on Form 20-F for additional information with respect to the Talecris acquisition.

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

As a result of the Talecris acquisition, we have significantly expanded our presence in the United States.  The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs, such as the 340B/PHS program (although prices are subject to price pressures from GPOs and insurance companies).

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products.  Our ability to continue to increase our revenue depends substantially on increased access to plasma.  We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints.  In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 150 FDA-licensed plasma collection centers located across the United States.  We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers.  Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma.  Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2012, our plasma collection centers collected approximately 5.8 million liters of plasma (including specialty plasma). The actual volume of plasma that we are able to collect in the future may be less or more than this amount.

We believe that our plasma requirements through 2016 will be met through:  (i) plasma collected through our plasma collection centers and (ii) approximately 600,000 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

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

Operating Results

We have included information regarding our results of operations in the following table.  The subsequent discussion and analysis provides information that our management believes is relevant to an assessment and understanding of our consolidated results of operations.  You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

	Year Ended December 31,		Change
	2012	2011 (restated)(1)	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	2,620,944	1,795,613	825,331	46.0
Cost of sales	(1,291,345)	(968,133)	(323,212)	33.4

Gross Profit	1,329,599	827,480	502,119	60.7
Research and development	(124,443)	(89,360)	(35,083)	39.3
Selling, general and administration expenses	(545,072)	(459,259)	(85,813)	18.7

Operating Expenses	(669,515)	(548,619)	(120,896)	22.0
Operating Results	660,084	278,861	381,223	136.7
Finance income	1,677	5,761	(4,084)	(70.9)
Finance costs	(284,117)	(200,562)	(83,555)	41.7
Change in fair value of financial instruments	13,013	1,279	11,734	917.4
Impairment of gains/(losses) on disposal of financial instruments	2,107	(805)	2,912	(361.7)
Exchange losses	(3,409)	(3,477)	38	(1.1)

Finance cost	(270,729)	(197,774)	(72,955)	36.9

Share of profit/(losses) of equity accounted investees	(1,407)	(1,064)	(343)	32.2

Profit before income tax from continuing operations	387,948	80,023	307,925	384.8
Income tax expense	(132,571)	(29,795)	(102,776)	344.9

Profit after income tax from continuing operations	255,377	50,228	205,149	408.4
Consolidated profit for the year	255,377	50,228	205,149	408.4

(1)                                 In 2012, we changed the presentation of the consolidated statement of operations data by functions instead of by nature. We believe that this will enable a better understanding of the profitability of our business. Consequently, comparative data for 2011 has also been modified, to conform to the current presentation. For more information please see our audited consolidated financial statements, which are included in this annual report on Form 20-F.

Net Revenues.

Our net revenues increased by 46.0% from €1.8 billion in 2011 to €2.6 billion in 2012.  This increase is primarily attributable to the Talecris acquisition. Our 2012 results include the revenues of the former Talecris companies for the entire period, whereas our 2011 revenues only included seven months of activity of the former Talecris companies. In addition, we experienced positive sales performance in all of our divisions and increased sales outside of the European Union.

The sales of the Bioscience division were €2.3 billion, representing an increase of 51.8% over the same period in 2011. At the year end, this division accounted for 88.7% of our total revenue. The sales revenue of the Diagnostic division rose by 14.5% to €134.3 million, while the Hospital division, the area most strongly affected by cuts in Spanish health expenditure, grew by 0.5% to €95.9 million. Although both sectors experienced increased sales, the revenues of our Diagnostic and Hospital divisions as a percentage of our total revenues decreased to 5.1% and 3.7%, respectively, as a result of the increase in the size of our Bioscience division resulting from the Talecris acquisition. Finally, the sales in our Raw Materials & Others division, which represented approximately 2.5% of total revenues in 2012, rose to €65.6 million.

The following tables reflect a summary of revenues by each of our divisions and geographic regions for 2012 as compared to 2011:

Summary of Revenue by Division	Year ended December 31, 2012	% of total revenues	Year ended December 31, 2011	% of total revenues	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	2,325,089	88.7	1,531,199	85.3	51.8	42.9
Diagnostic	134,341	5.1	117,358	6.5	14.5	11.9
Hospital	95,870	3.7	95,365	5.3	0.5	0.1
Raw Materials and Others(2)	65,644	2.5	51,691	2.9	27.0	18.7

Total	2,620,944	100.0	1,795,613	100.0	46.0	37.9

(1)                                 Revenue variance in constant currency is determined by comparing adjusted current period revenue, calculated using prior period monthly average exchange rates, to the prior period revenue.  The resulting percentage variance in constant currency is considered to be a non-GAAP financial measure.  Revenue variance in constant currency calculates revenue variance without the impact of foreign exchange fluctuations.  We believe that constant currency revenue variance is an important measure of our operations because it neutralizes foreign exchange impact and better illustrates the underlying change in revenues from one year to the next.  We believe that this presentation provides a more useful period-over-period comparison as changes due solely to changes in exchange rates are eliminated.  Revenue variance in constant currency, as defined and presented by us, may not be comparable to similar measures reported by other companies.  Revenue variance in constant currency has limitations, particularly because the currency effects that are eliminated constitute a significant element of our revenue and expenses and could impact our performance significantly.  We do not evaluate our results and performance without considering revenue variances in constant currency on the one hand and changes in revenue prepared in accordance with IFRS on the other.  We caution the readers of this annual report on Form 20-F to follow a similar approach by considering data regarding constant currency period-over-period revenue variance only in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.  We present the fluctuation derived from IFRS revenue next to the fluctuation derived from non-GAAP revenue.  Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

(2)                                 In 2011 and 2012, Raw Materials and Others primarily consisted of (i) amounts earned under the agreements with Kedrion, which are described further in Item 4 of this Part I, “Information on the Company — A. History and Development of the Company — Important Events — The Talecris Acquisition and Related Financing,” (ii) royalty payments from third parties and (iii) revenues from engineering activities by our subsidiary Grifols Engineering, S.A.

In addition, we believe that our ongoing internationalization has helped improve our sales performance. We have seen a gradual reduction in the proportion of sales accounted for by Spain, falling to 8.1% in 2012, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. In 2012, 91.9% of net sales, or €2.4 billion, were derived from countries outside of Spain.  Recurrent sales in the United States and Canada totaled €1.7 billion, a figure that represents growth of 74.8% compared to 2011.

Summary of Revenue by Region	Year ended December 31, 2012	% of total revenues	Year ended December 31, 2011	% of total revenues	% var	% var CC(*)
	(in thousands of euros, except for percentages)
European Union(1)	559,328	21.3	526,625	29.3	6.2	5.8
Spain	212,983	8.1	230,871	12.9	-7.7	-7.7
United States and Canada	1,658,548	63.3	948,730	52.9	74.8	61.9
Rest of the World	371,618	14.2	289,732	16.1	28.3	22.3

Subtotal	2,589,494	98.8	1,765,087	98.3	46.7	38.7
Raw Materials	31,450	1.2	30,526	1.7	3.0	-4.7

Total	2,620,944	100.0	1,795,613	100.0	46.0	37.9

(1)                                 Revenues earned in the European Union include revenues earned in Spain.

*                                         Please see footnote (1) to the table on page 107.

For a detailed discussion of discounts and other reductions to our gross income, see Note 25 to our audited consolidated financial statements included in this annual report on Form 20-F.

Bioscience.  Revenue for the Bioscience division increased by 51.8% from €1.5 billion in 2011 to €2.3 billion in 2012.  Growth was principally driven by high sales volumes in the United States and Canada for our main plasma derivative products, most significantly in sales of albumin, our IVIG products and A1PI, with a slight positive contribution from the combination of product prices and market mix. However, as was the case in 2011, the most important factor for the year over year increase was our acquisition of Talecris. Fiscal year 2011 included only seven months of Talecris revenues while 2012 reflects the first full year of combined revenues.  We also experienced notably stronger Alphanate® Factor VIII sales following the divestment of Koate® in the United States as a result of agreements with the FTC.

Diagnostic.  Our Diagnostic division increased revenues by 14.5% from €117.4 million in 2011 to €134.3 million in 2012.  Diagnostic division growth was driven by sales of DG Gel® cards, which increased in each market in which we operate and were particularly notable in emerging markets, such as Mexico, Turkey, China and Brazil.  In the instrumentation field, we have experienced strong sales of the Erytra® analyzer in Switzerland, Denmark, Sweden and Norway, and the first Erytra® analyzer was installed in Mexico in 2012. Sales of the hemostasis Q® analyzer were also strong in emerging markets, including Brazil and Turkey.

Hospital.  Revenues from the Hospital division remained stable, at €95.9 million in 2012 compared to €95.4 million in 2011.  As this division generates most of its sales in Spain, it has been affected by health sector cutbacks. We are continuing to promote international expansion in this division, mainly through the IV Tools  and Hospital logistics product lines and manufacturing and distribution agreements.  One key development was the commencement of distribution in Spain of probiotic VSL#3®, which is produced by Actial Farmacéutica. Our agreement with Actial Farmacéutica drove 6.6% growth in our Nutrition products in 2012.  Additionally, pursuant to a 2011 distribution contract, CareFusion is selling our BlisPack® system in a number of countries in Europe, Latin America, the Middle East and Asia.  In 2012, we also entered in agreements to manufacture pre-diluted drugs at our Parets facility for third parties, including Mylan Institutional in the United States and Eurospital in Italy, through Grifols Partnership, a contract manufacturing service offered by Laboratorios Grifols S.A.

Raw Materials and Others.  Revenues from Raw Materials and Others increased from €51.7 million in 2011 to €65.6 million in 2012.  The increase over 2011 figures is the result of increased revenues from the agreements with Kedrion related to the Talecris acquisition.

Cost of sales.

The cost of sales increased by 33.4 % from €968.1 million in 2011 to €1.3 billion million in 2012.  The increase in cost of sales is the result of an overall increase in cost of supplies due to increased manufacturing volumes and is in line with revenue growth resulting from the larger scale of the company following the Talecris acquisition.

Research and development.

Research and development spending increased by 39.3% from €89.4 million in 2011 to €124.4 million in 2012. This increase is primarily attributable to an increase in the number of clinical trials under way, which is the result of our continuation of the Talecris research and development pipeline.

Selling, general and administration expenses.

Selling, general and administration, or SG&A, expenses increased by 18.7% from €459.3 million in 2011 to €545.1 million in 2012. However, SG&A expenses as a percentage of sales has decreased to 20.8%, compared to 25.6% in 2011. This increase is the result of an increase in incremental expenses resulting from the larger scale of the company following the Talecris acquisition.  Additionally, we recorded a charge in the amount of €3.2 million for the branded prescription drug fee in fiscal year 2012. The branded prescription drug fee is not tax deductible.  The increased expenses were partially offset by savings from our optimization initiatives and continued focus on controlling discretionary spending.

Net finance cost.

Net finance cost increased by 36.9% from €197.8 million in 2011 to €270.7 million in 2012.  This increase was primarily a result of an increase in finance expense by 41.7 % from €200.6 million in 2011 to €284.1million in 2012, representing a full year of finance expense under the debt incurred in connection with the Talecris acquisition.  Net finance cost also includes the amortization of capitalized costs related to our debt.

Income tax expense.

In 2012, we had a profit before income tax of €387.9 million and income tax expense of €132.6 million, which represents an effective tax rate of 34.2%.  Our effective tax rate decreased from 37.2% in 2011 primarily due to the relative effect of non-deductible expenses and non-recognized tax credits in 2012. While these amounts remained similar from one year to the other, the taxable profit increased significantly, thus reducing the effective tax rate.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Our results of operations for the year ended December 31, 2011 include the results of the former Talecris companies effective June 2, 2011.

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

	Year Ended December 31,		Change
	2011(1) (restated)	2010(1) (restated)	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	1,795,613	990,730	804,883	81.2
Cost of sales	(968,133)	(529,400)	(438,733)	82.9

Gross Profit	827,480	461,330	366,150	79.4
Research and development	(89,360)	(40,656)	(48,704)	119.8
Selling, general and administration expenses	(459,259)	(210,991)	(248,268)	117.7

Operating Expenses	(548,619)	(251,647)	(296,972)	118.0
Operating Results	278,861	209,683	69,178	33.0
Finance income	5,761	4,526	1,235	27.3
Finance costs	(200,562)	(49,660)	(150,902)	303.9
Change in fair value of financial instruments	1,279	(7,593)	8,872	(116.8)
Impairment of gains/(losses) on disposal of financial instruments	(805)	91	(896)	(984.6)
Exchange losses	(3,477)	1,616	(5,063)	(313.3)

Finance cost	(197,774)	(51,020)	(146,754)	287.6

Share of profit/(losses) of equity accounted investees	(1,064)	(879)	(185)	21.0

Profit before income tax from continuing operations	80,023	157,784	(77,761)	(49.3)
Income tax expense	(29,795)	(42,517)	12,722	(29.9)

Profit after income tax from continuing operations	50,228	115,267	(65,039)	(56.4)
Consolidated profit for the year	50,228	115,267	(65,039)	(56.4)

(1)                                 In 2012, we changed the presentation of the consolidated statement of operations data by functions instead of by nature. We believe that this will enable a better understanding of the profitability of our business. Consequently, comparative data for 2011 and 2010 has also been modified, to conform to the current presentation.

For more information, see our audited consolidated financial statements and the accompanying notes included in this annual report on Form 20-F.

Revenues.

Our revenues increased by 81.2% from €990.7 million in 2010 to €1,795.6 million in 2011.  This increase is primarily attributable to the Talecris acquisition and related expansion of our operations, increase in sales volume and revenues in our Bioscience division.

Our results of operations for 2011 reflect changes in the revenue of each of our business divisions as a percentage of our total revenues as a result of the Talecris acquisition.  Revenues for the Bioscience division grew by 98.0% to €1,531.2 million in 2011, representing 85.3% of total revenue.  The Diagnostic division increased its revenue by 7.6% to €117.4 million in 2011, and the Hospital division increased its revenues by 6.5% to €95.4 million in 2011.  As a result of the Talecris acquisition and the increased size of our Bioscience division, revenues from the Diagnostic and Hospital divisions as a percentage of total revenue decreased from 11.0% and 9.0%, respectively, in 2010 to 6.5% and 5.3%, respectively, in 2011.

The Talecris acquisition has also shifted the geographic distribution of revenues.  In 2011, 52.9% of our recurrent sales, totaling €948.7 million, were generated in the U.S. and Canada, while 29.3% of revenues were generated in the European Union.  In 2011, revenues in the U.S. and Canada increased by 180.7% over the same period in 2010 and make North America our largest market.  For 2011, 87% of our activities were generated outside of Spain, which included increases in market share in countries such as Germany and Portugal.  Revenues from Spain as a percentage of total revenues decreased to 13% in 2011 as compared to 23.0% in 2010.  Sales also continued to grow in the rest of the world, such as in the Asia-Pacific and Latin American regions, where plasma derivative proteins have been introduced in countries such as Colombia, and represented approximately 16% of sales in 2011.  We also expect increased sales in Brazil and China.

The following tables reflect a summary of revenues by each of our divisions and geographic regions for 2011 as compared to 2010:

Summary of Revenue by Division	Year ended December 31, 2011		% of total revenues	Year ended December 31, 2010	% of total revenues	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	1,531,199		85.3	773,371	78.1	98.0	107.0
Diagnostic	117,358		6.5	109,088	11.0	7.6	8.4
Hospital	95,365		5.3	89,552	9.0	6.5	6.7
Raw Materials and Others	51,691	(2)	2.9	18,719	1.9	176.2	189.6

Total	1,795,613		100.0	990,730	100.0	81.2	88.6

(1)                                 Revenue variance in constant currency is determined by comparing adjusted current period revenue, calculated using prior period monthly average exchange rates, to the prior period revenue.  The resulting percentage variance in constant currency is considered to be a non-GAAP financial measure.  Revenue variance in constant currency calculates revenue variance without the impact of foreign exchange fluctuations.  We believe that constant currency revenue variance is an important measure of our operations because it neutralizes foreign exchange impact and better illustrates the underlying change in revenues from one year to the next.  We believe that this presentation provides a more useful period-over-period comparison as changes due solely to changes in exchange rates are eliminated.  Revenue variance in constant currency, as defined and presented by us, may not be comparable to similar measures reported by other companies.  Revenue variance in constant currency has limitations, particularly because the currency effects that are eliminated constitute a significant element of our revenue and expenses and could impact our performance significantly.  We do not evaluate our results and performance without considering revenue variances in constant currency on the one hand and changes in revenue prepared in accordance with IFRS on the other.  We caution the readers of this annual report on Form 20-F to follow a similar approach by considering data regarding constant currency period-over-period revenue variance only in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.  We present the fluctuation derived from IFRS revenue next to the fluctuation derived from non-GAAP revenue.  Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

(2)                                 In 2011, Raw Materials and Others primarily consisted of (i) amounts earned under the agreements with Kedrion, which are described further in Item 4 of this Part I, “Information on the Company — A. History and Development of the Company — Important Events — The Talecris Acquisition and Related Financing,” (ii) royalty payments from third parties and (iii) revenues from engineering activities by our subsidiary Grifols Engineering, S.A.

Summary of Revenue by Region	Year ended December 31, 2011	% of total revenues	Year ended December 31, 2010	% of total revenues	% var	% var CC(*)
	(in thousands of euros, except for percentages)
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

Bioscience.  Revenue for the Bioscience division, which included revenue from the former Talecris entities from June through December 2011, increased by 98.0% from €773.4 million in 2010 to €1,531.2 million in 2011.  Increases in the sales volumes of all of our key plasma derivative products (including newly acquired plasma derivative products) resulting from our acquisition of Talecris was the main driver of the division’s growth, partially offset by a decline in prices, an increase in the cost of plasma, the negative impact of healthcare reforms in Europe and an unfavorable euro-U.S. dollar exchange rate.

Diagnostic.  Our Diagnostic division increased revenues by 7.6% from €109.1 million in 2010 to €117.4 million in 2011.  The growth in the Diagnostic division was driven primarily by its international expansion and increased sales volume for our WADiana® and Erytra® analyzers, 50 units of which were sold in Europe, Mexico, Brazil, Japan and Australia, and reagent cards, as well as entry into new exclusive distribution agreements for products produced by third parties.

Hospital.  Revenues from the Hospital division increased by 6.5% from €89.6 million in 2010 to €95.4 million in 2011.  This increase is attributable primarily to an increase in sales volumes in our intravenous therapies, medical devices and hospital logistics subdivisions.  This growth in overall sales volume reflects our ongoing product and geographic diversification strategy, which includes increased contract manufacturing for third parties and the development of new medical devices.  Notable achievements driving the growth in this subdivision include the launch of ten new Misterium® Clean Room projects (nine in Spain and one in Portugal), the development of StocKey®, a new automated system to optimize hospitals’ healthcare material restocking processes, and entry into a distribution contract with CareFusion, pursuant to which CareFusion has begun distributing our BlisPack® system in various European, Middle Eastern, African and Asian countries.

Sales in our Hospital division are primarily in Spain and have been affected by the current economic crisis.  In particular, the weakened Spanish economy has affected the prices of our products in the intravenous therapy line and has led to decreased capital investments by hospitals.

Raw Materials and Others.  Revenues from Raw Materials and Others increased from €18.7 million in 2010 to €51.7 million in 2011.  The increase over 2010 figures is the result of (i) revenues from the agreements with Kedrion related to the Talecris acquisition and (ii) royalty income from third parties.

Cost of Sales.

The cost of sales increased by 82.9 % from €529.4 million in 2010 to €968.1 million in 2011.  The increase in cost of supplies is due to increased manufacturing volumes as a result of the Talecris acquisition and an increase in the cost of plasma.

Research and development.

Research and development spending increased by 119.8% from €40.7 million in 2010 to €89.4 million in 2011. This increase is attributable to an increase in the number of clinical trials under way resulting from our continuation of the Talecris research and development pipeline.

Selling, general and administration expenses.

SG&A expenses increased by 117.7% from €211.0 million in 2010 to €459.3 million in 2011. The increase in personnel expenses is due to the substantial increase in headcount as a result of the Talecris acquisition and related increase in operations.  As a result of the acquisition, our average headcount increased from 5,968 as of December 31, 2010 to 11,230 as of December 31, 2011.  Related social security costs increased from €46.6 million in 2010 to €74.9 million in 2011. Additionally, we recorded a charge in the Profit and Loss account in the amount of €0.8 million for the branded prescription drug fee in fiscal year 2011.  The branded prescription drug fee is not tax deductible.  These increases were partially offset by our optimization initiatives and continued focus on controlling discretionary spending.

Net finance cost.

Net finance expense increased by 287.6% from €51.0 million in 2010 to €197.8 million in 2011.  This increase was primarily a result of an increase in finance expense by 303.9% from €49.7 million in the 2010 to €200.6 million in 2011, due to the entry into the Original Senior Credit Agreement and the issuance of our Notes in order to finance the Talecris acquisition.  The increase also includes the amortization of capitalized costs relating to our debt.

Income tax expense.

In 2011, we had a profit before income tax of €80.0 million and income tax expense of €29.8 million, which represents an effective tax rate of 37.2%.  This amount includes deductions of €13.7 million relating to research and development deductions and €2.0 million for other deductions.  Our effective tax rate increased from 26.9% in 2010 primarily due to the Talecris acquisition and as a result of a greater portion of our revenues being taxed at a higher tax rate as a result of the acquisition.

Regulation

For detailed information regarding the regulations applicable to our business, see Item 4 of this Part I, “Information on the Company — E. Regulatory Matters.”

Impact of Inflation

We historically have not been affected materially by inflation in our core geographies.

B.                                    Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to the operation of our business, capital expenditures for existing and new operations and debt service requirements relating to our existing and future debt. Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues and debt financings.  As of December 31, 2012, our cash and cash equivalents totaled €473.3 million.  In addition, as of December 31, 2012, we had more than €347 million in availability under our debt agreements, including $35 million, €22 million and the $140 million equivalent in multicurrencies available under our Amended Revolving Credit Facilities. We expect our cash flows from operations combined with our cash balances and availability under the Amended Revolving Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Historical Cash Flows

Below are our consolidated statements of cash flow for the years ended December 31, 2012, 2011 and 2010.

Statements of Cash Flows

For the Years Ended December 31, 2012, 2011 and 2010

	Year Ended December 31,
	2012	2011	2010
	(in thousands of euros)
Cash flows from operating activities
Profit before tax	387,948	80,023	157,784
Adjustments for:	400,950	313,915	92,351
Amortization and depreciation	129,126	90,639	45,776
Other adjustments:	271,824	223,276	46,575
(Profit)/losses on equity accounted investments	1,407	1,064	879
Exchange (gains)/losses	3,409	3,447	(1,616)
Impairment of assets and net provision charges	8,104	23,806	913
(Profit)/losses on disposal of fixed assets	12,542	19,366	(276)
Government grants taken to income	(930)	(1,304)	(728)
Finance costs	258,060	180,567	47,442
Other adjustments	(10,768)	(3,670)	(39)
Changes in operating assets and liabilities	(43,617)	(51,279)	(78,767)
Change in inventories	14,509	6,909	(18,306)
Change in trade and other receivables	44,258	(54,142)	(23,546)
Change in current financial assets and other current assets	(5,645)	9,321	(73,022)
Change in current trade and other payables	(96,739)	(13,367)	36,107
Other cash flows from/(used in) operating activities	(238,163)	(122,431)	(67,116)
Interest paid	(180,539)	(139,883)	(40,129)
Interest recovered	2,923	3,582	5,436
Income tax received/(paid)	(60,547)	13,870	(32,423)
Net cash from operating activities	507,118	220,228	104,252
Cash flows from/(used in) investing activities
Payments for investments	(177,195)	(1,784,464)	(108,588)
Group companies and business units	(11,067)	(1,624,869)	(1,474)
Property, plant and equipment and intangible assets	(166,128)	(159,899)	(103,402)
Property, plant and equipment	(146,028)	(137,200)	(86,800)
Intangible assets	(20,100)	(22,699)	(16,602)
Other financial assets	—	304	(3,712)
Proceeds from the sale of investments	112,760	165,738	4,532
Property, plant and equipment	79,896	160,266	3,911
Associates	1,883	5,472	621
Other financial assets	30,981	—	—
Net cash (used in) investing activities	(64,435)	(1,618,726	(104,056)
Cash flows from/(used in) financing activities
Proceeds from and payments for equity instruments	(9)	(2,830)	(1,250)
Issue	—	(2,830)	—
Payments for treasury stock	(5,194)	—	(1,250)
Disposal of treasury stock	5,185	—	—
Proceeds from and payments for financial liability instruments	(255,569)	1,762,550	(1,066)
Issue	25,727	2,994,741	118,238
Redemption and repayment	(281,296)	(1,232,191)	(119,304)
Dividends and interest on other equity instruments paid	—	—	(27,282)
Other cash flows from/(used in) financing activities	(49,752)	(284,748)	323
Financing costs included on the amortized costs of the debt	(43,752)	(285,088)	—
Other amounts received paid/(received) financing activities	(6,000)	340	323
Net cash from/(used in) financing activities	(305,330)	1,474,972	(29,275)
Effect of exchange rate fluctuations on cash	(4,612)	24,463	19,356
Net increase in cash and cash equivalents	132,741	100,937	(9,723)
Cash and cash equivalents at beginning of the year	340,586	239,649	249,372
Cash and cash equivalents at end of the year	473,327	340,586	239,649

In the fiscal years ended December 31, 2012, 2011 and 2010, we generated net cash flow of €132.7 million, €100.9 million and €(9.7) million, respectively.

Net Cash from Operating Activities

In 2010, we generated net cash from operating activities of €104.3 million.  The principal effects on working capital were:

•                                          a €23.5 million increase in receivables, with the days sales outstanding ratio at 83 days;

•                                          a €18.3 million increase in inventories with the stocks turnover ratio at 364 days;

•                                          €73.0 million increase in current financial assets and other current assets due to the costs incurred related to the issue of debt and equity that are expected in connection with the Talecris acquisition included in other current assets; and

•                                          a €36.1 million increase in current trade and other payables, with a day payable outstanding ratio of 76 days.

In 2011, we generated net cash from operating activities of €220.2 million. The principal effects on working capital were:

•                                          a €54.1 million increase in receivables, with the days sales outstanding ratio at 65 days, which was significantly lower than 2010 as a result of the Talecris acquisition and their favorable sales outstanding ratio;

•                                          a €6.9 million decrease in inventories with the stocks turnover ratio at 319 days, which is lower than 2010; and

•                                          a €13.4 million decrease in current trade and other payable, due to the payment of transaction costs in 2011 which were outstanding as of December 31, 2010.

In 2012, we generated net cash from operating activities of €507.1 million. The principal effects on working capital were:

•                                          a €44.3 million decrease in receivables, with the days sales outstanding ratio at 52 days (as compared to 65 days in 2011), due to an increased proportion of sales coming from countries with shorter payment periods, and also due to our receipt of approximately €50 million under the Suppliers Payment Plan introduced by the Spanish Government in June 2012 to require central and regional Spanish governments to pay receivables that are overdue as of December 31, 2011;

•                                          a €14.5 million decrease in inventories with the stocks turnover ratio at 281 days (as compared to 319 days in 2011), due to improvements in inventory management and reductions in safety stock; and

•                                          a €96.7 million decrease in current trade and other payable, due to our payment of €36.8 million ($45 million) in connection with the finalization of the PCA litigation (see Item 8 of this Part I, “Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Plasma Centers of America, LLC”), as well as our payment in 2012 of trade payments related to integration and transaction costs that were outstanding as of December 31, 2011.

Net Cash from/(Used in) Investing Activities

Net cash used in investing activities amounted to €104.1 million in 2010, €1.6 billion in 2011 and €64.4 million in 2012.  A significant part of the investments made in 2010 were related to capital expenditures, primarily investments for capacity expansion.  For 2011, most of the cash used in investing activities related to the Talecris acquisition.  In addition, during 2011, we received €160.2 million as a result of sale-leaseback transactions in the United States and Spain.

Investments made in 2012 included the acquisition of 51% of the capital of Araclón for €6.2 million (net of cash and cash equivalents of Araclón), the acquisition of three plasma donation centers in the United States for €1.9 million, the acquisition by the Gri-Cel, S.A. Group of 40% of the capital of VCN Bioscience for €1.5 million and various capital expenditures, primarily investments for manufacturing facility expansion and improvement.  In addition, during 2012, we received €67 million as a result of sale-leaseback transactions in 2011, and we also received proceeds from sales of other assets, such as unquoted futures and of property, plant and equipment.

Net Cash from/(Used in) Financing Activities

Net cash used in financing activities amounted to €29.3 million in 2010, mainly due to the payment of dividends.

Net cash from financing activities was €1.5 billion in 2011, primarily due to the issuance of $1.1 billion aggregate principal amount of our Notes and borrowings under the Original Senior Credit Agreement (excluding undrawn availability) as of December 31, 2011.  We also paid transaction costs in connection with the Talecris acquisition in the amount of €285 million.  For a further discussion of the Notes and the Amended Credit Agreement, see “— Sources of Credit” below.

Pursuant to the terms of the Original Senior Credit Agreement and in connection with the consummation of the Talecris acquisition, we refinanced substantially all of our and Talecris’ existing debt.  On June 1, 2011, we redeemed all of the Grifols Inc. Old Notes and repaid existing bank loans amounting to €297 million.  We paid a €112 million make-whole premium payment in connection with the redemption of the Grifols Inc. Old Notes.  On June 13, 2011, we redeemed 10% of the $600 million aggregate principal amount of Talecris Old Notes.  The remaining Talecris Old Notes were redeemed on July 1, 2011.  As of the date hereof, there are no Talecris Old Notes outstanding.  We paid a €78 million make-whole premium payment in connection with the redemption of the Talecris Old Notes.

Net cash used in financing activities was €305.3 million in 2012, mainly due to debt repayments totaling €255.6 million, which includes early repayments.  In addition, the cost of the repricing of all of the senior term loans and revolving facilities pursuant to the Amended Senior Credit Agreement was €43.8 million.  For more information about the Amended Senior Credit Agreement, see “— Sources of Credit — Amended Senior Credit Agreement” below.

Working Capital

Our working capital, which is driven primarily by our trade receivables turnover and inventory aging, can vary significantly period to period.  Our capital requirements will depend on many factors, including our rate of sales growth, acceptance of our products, continued access to adequate manufacturing capacities, maintaining cGMP compliant facilities, the timing and extent of research and development activities, and changes in operating expenses, including costs of production and sourcing of plasma, all of which are subject to uncertainty.  We anticipate that our cash needs will be significant and that we may need to increase our borrowings under current or future debt agreements in order to fund our operations and strategic initiatives.  We anticipate that our working capital will increase in absolute terms in order to grow our business.

Inventory Aging

Inventory aging average has decreased from 2010 to 2012.  Although we had built up inventories in 2010 to secure future growth, the synergies achieved in the Talecris acquisition have resulted in inventory optimization.  As a result of improvements in inventory management and reductions in safety stock turnover days were reduced from 319 at December 31, 2011 to 281 at December 31, 2012.

Trade Receivables

Our receivables had an aging average of 52, 65 and 83 days at December 31, 2012, 2011 and 2010, respectively. This decrease was primarily due to our acquisition of Talecris in June 2011 and its lower days sales outstanding ratio.  The geographic redistribution of sales following the Talecris acquisition has significantly increased our sales volume in countries with shorter collection periods and reduced sales in southern European countries (Spain, Italy, Portugal and Greece) to approximately 13% of our total sales revenue.  Our working capital position has improved as a result of our increased exposure to countries with lower payment periods.

It is common to experience extended days sales outstanding for balances due from Greece, Italy, Spain and Portugal. In particular, in Spain, Italy and Portugal, it is common practice for government or local authority-backed entities to pay suppliers well after the 30- to 60-day period normally applied, with payments occurring very often after one year.  The failure to receive timely payments for the sale of our products negatively affects our working capital levels and may require us to obtain more short-term financing than we would otherwise need.

The following table presents the break down of our trade receivables by country in each of Greece, Italy, Spain and Portugal as of December 31, 2012:

	Balances with Public Entities			Balances with Third Parties
	Balance (1)	Balance Past Due	Provision for Doubtful Receivables (2)	Balance (3)	Balance Past Due	Provision for Doubtful Receivables (4)	Net Debt (1+2+3+ 4)
	(in thousands of euros)
Greece	317	273	(317)	2,026	199	0	2,026
Italy	8,693	4,667	(557)	16,167	7,386	(1,193)	23,110
Spain	82,599	48,601	(175)	13,651	11,632	(172)	95,903
Portugal	21,028	15,615	(4,081)	629	520	(210)	17,366
Total	112,637	69,156	(5,130)	32,473	19,737	(1,575)	138,405

Allowances for doubtful accounts are recognized when there are indicators that the debt will not be repaid.  Although we have historically collected all trade receivables due from the government or funded by the government in each of Greece, Italy, Spain and Portugal, we are aware of the economic difficulties presently facing those countries.  Unlike in 2011, in 2012 we made a provision for doubtful receivables for each of these countries.  However, these amounts are not material.

During 2012, the Spanish government arranged for the payment of all public administration debt that was overdue at December 31, 2011. Receipt of the principal of such balances was conditioned upon waiver of any interest owed by the social security authorities.  As a result, we received approximately €50 million for overdue balances and we recognized a loss of €11.6 million in 2012 on the interest that we had claimed from the social security authorities.

We sell, to the extent necessary, certain receivables with a maturity beyond 30 days.  Certain receivables are sold to financial institutions without recourse.  During 2012, we sold €197 million of receivables to third parties.  In addition, during 2012, we received an amount €157 million from the Spanish Government relating to receivables from social security, €109 million of which comprise receivables previously sold to a financial institution.

Capital Expenditures

The following table presents our capital expenditures in the years ended December 31, 2012, 2011 and 2010, by division.

	Year Ended
	December 31,
	2012	2011	2010
	(in thousands of euros)
Bioscience division	140,880	127,789	65,344
Hospital division	6,435	15,097	13,132
Diagnostic division	12,003	12,218	15,897
Shared infrastructure	14,154	12,395	11,424
Total	173,472	167,499	105,797

January 2010 through December 2012

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

•                                          costs related to the validation process for the production of fibrin glue at our Parets facility of approximately €.04 million in 2011;

•                                          costs related to acquisition of land in Curitiba, Brazil, on which we plan to construct, via Gri-Cel, S.A., a plant to manufacture bags used for collection, storage and transfusion of blood components;

•                                          investments related to the Parets facility of approximately €11.9 million in 2012, which resulted in the opening of a new fractionation plant that increased fractionation capacity to one million liters per year (expandable to two million liters per year);

•                                          further expenses related to our headquarters and information technology projects of approximately €22.2 million in 2012;

•                                          investments related to Clayton facility of approximately €50.6 million in 2012, mainly related to fractionation capacity expansion;

•                                          further expenditures at the Murcia facility of approximately €2.1 million in 2012, resulting in the commencement of operations at our new plant; and

•                                          extension of the installations in Clayton and Los Angeles used to purify Factor VIII, Factor IX, IVIG and albumin.

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

•                                          pursuit of plasma-derived treatments for Alzheimer’s disease, including albumin, diagnostic and vaccine therapies;

•                                          continuation of clinical trials for the sale in the European Union of Flebogamma® DIF 10% to treat ITP;

•                                          continuation of clinical trials of fibrin glue as a sealant to control bleeding during vascular, organ and soft tissue surgery;

•                                          continuation of clinical studies of the use of albumin to treat advanced cirrhosis and ascites and of the use of Anbinex® antithrombin in heart surgery;

•                                          continuation of clinical trials for the use of plasmin in treating acute peripheral arterial occlusion;

•                                          commencement of a Phase II clinical trial to evaluate the treatment of cystic fibrosis with inhaled A1PI, among other therapies; and

•                                          research into the effectiveness of Flebogamma® 5% DIF in the pediatric population.

January 2013 through December 2015

We are undertaking an investment plan that involves cumulative capital expenditures of approximately €500 million from 2012 through 2015.  We plan to finance our projected capital expenditures with internally generated cash flow, cash on hand and debt financing.

The majority of our investments benefit our Bioscience division, with the goal of improving the structure of our plasma collection centers in the United States and expanding our manufacturing facilities. As a result of these investments, we expect our combined plasma fractionation capacity to exceed 12.5 million liters per year by 2015.  We aim to optimize utilization of our fractionation capacity by obtaining the FDA and EMA licenses and completing the other requirements required to purify any of our intermediate products at any of our plants.

We are also expanding and relocating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories.  As part of this process, we have already closed one and consolidated two plasma analysis laboratories in the United States.

Our principal planned capital expenditures for such period are listed below.

Facilities.  The most important planned capital projects relating to the expansion and improvement of our manufacturing facilities are:

•                                          completion and validation of the fractionation capacity expansion at the Clayton facilities;

•                                          adaptation of the Los Angeles plant for Gamunex® production;

•                                          validation of the new filling zone facilities and equipment for liquid and lyophilized products at the Parets facilty;

•                                          completion of the construction of the plant in Curitiba, Brazil that will manufacture bags used for collection, storage and transfusion of blood components; and

•                                          commencement of operations at the plasma fractionation plant at the Parets facility that was constructed in 2012.

Development Cost.  We are undertaking research and development projects in all of our major product areas.

Sources of Credit

Amended Senior Credit Agreement

In order to finance the cash portion of the Talecris acquisition consideration and repay existing indebtedness, on November 23, 2010, we entered into the Original Senior Credit Agreement, which provided for (a) senior term loans aggregating $2.5 billion and €440 million and (b) revolving commitments in the amounts of $50 million, €36.7 million ($50 million equivalent) and the $200 million equivalent in multicurrencies, from a syndicate of lenders led by Deutsche Bank Securities Inc., Nomura International plc, Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas, HSBC Securities (USA) Inc. and Morgan Stanley Senior Funding, Inc. Upon completion of the Talecris acquisition, the lenders funded their commitments under the Original Senior Credit Agreement.

On February 29, 2012, we entered into the Amended Senior Credit Agreement, which provided for the repricing of all of the senior term loans and revolving facilities.  The Amended Senior Credit Agreement provides for Amended Senior Term Loans aggregating $2.3 billion and €420 million and Amended Revolving Credit Facilities in the amounts of $35 million, €22 million and the $140 million equivalent in multicurrencies. The Amended Senior Credit Agreement also provides for the reduction of interest rates, the removal of certain financial and negative covenants and the amendment of the leverage ratio restricting the distribution of dividends. Additionally, we voluntarily prepaid approximately $240 million in 2012.

The Amended Senior Term Loans consist of Tranche A and Tranche B term loans.  The Tranche A term loans, which amount to $600 million and €220 million, mature five years after the closing of the Talecris acquisition (June 1, 2016) and have a quarterly amortization repayment schedule in years one through four beginning on June 30, 2012, with the balance due on the maturity date.  The Tranche B term loans, which amount to $1.7 billion and €200 million, mature six years after the closing of the acquisition (June 1, 2017) and have a quarterly amortization repayment schedule beginning on March 31, 2012, with the balance due on the maturity date. For more detailed information regarding the repayment schedule please see Note 22 of our audited consolidated financial statements included in this annual report on Form 20-F.

The Amended Revolving Credit Facilities, which amount to $35 million, €22 million and the $140 million equivalent in multicurrencies, are available during the period commencing on the June 1, 2011 and ending on June 1, 2016.  As of the date of this annual report on Form 20-F, no amounts have been drawn against the Amended Revolving Credit Facilities.

The Amended Senior Credit Agreement also provides for incremental facilities that include an increase to the existing facilities and the establishment of one or more new term loan commitments, by an amount not to exceed $600 million in the aggregate.  The lenders and the administrative agent may decline to provide or arrange the incremental facilities in their sole discretion.

The interest rates on the Amended Senior Term Loans and the Amended Revolving Credit Facilities are based on (a) in the case of U.S. dollar-denominated debt the base rate (the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the applicable LIBOR rate plus 1.00%), plus an applicable margin or (b) the applicable LIBOR rate with a floor of 1.00% (such floor to be applicable only to Tranche B term loans), plus an applicable margin.  The applicable margin is (a) 3.25% for the foreign currency-denominated Amended Revolving Credit Facilities, (b) 3.50% for the foreign Tranche A term loan, (c) for the foreign Tranche B term loan (ii) if the leverage ratio is greater than or equal to 3.25 to 1.00, 3.50% and (ii) if the leverage ratio is less than 3.25 to 1.00, 3.25%, (d) for the U.S. dollar-denominated Amended Revolving Credit Facilities, the U.S. dollar-denominated multicurrency Amended Revolving Credit Facilities and the U.S. dollar-denominated Tranche A term loan, (i) 2.25% for base rate loans and (ii) 3.25% for LIBOR rate loans, and (e) for the U.S. dollar-denominated Tranche B term loan, (i) if the leverage ratio is greater than or equal to 3.25 to 1.00, 2.50% for base rate loans and 3.50% for LIBOR rate loans and (ii) if the leverage ratio is less than 3.25 to 1.00, 2.25% for base rate loans and 3.25% for LIBOR rate loans.

Borrowings under the Amended Senior Credit Agreement are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets.  In addition, a portion of the borrowings under the Amended Senior Credit Agreement are subject to mandatory prepayment in the event we have excess cash flow, as defined therein.

Borrowings under the Amended Senior Credit Agreement are guaranteed by Grifols, S.A. and certain subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 85% of the consolidated assets, consolidated EBITDA and consolidated turnover of Grifols, S.A. and its subsidiaries, and are secured by a perfected first priority security interest (subject to permitted liens, as defined in the Amended Senior Credit Agreement) in all of the tangible and intangible assets of the credit parties, as defined therein (subject to certain exclusions and limitations).  The Amended Senior Credit Agreement contains customary affirmative and negative covenants and events of default.  Negative covenants include, among other limitations, limitations on additional debt, liens, asset sales and affiliate transactions.  Events of defaults include, among other events, violation of covenants, material breaches of representations, cross-default to other material debt, bankruptcy and insolvency and material judgments.  Furthermore, we are required to comply with certain ratios and financial maintenance covenants.  We are required to provide financial information to the lending banks within the six-month period subsequent to December 31 of each year while the loan is outstanding.

The terms of the Amended Senior Credit Agreement limit our ability to pay ordinary dividends.  If our leverage ratio is 4.50x or less, then we may pay dividends in an amount not to exceed an amount equal to (a) the sum of (i) 40% of the consolidated net income of Grifols, S.A. and its subsidiaries accrued since March 31, 2011 to the end of the most recently ended fiscal quarter of Grifols, S.A. for which financial statements have been delivered to the lenders (or, in case such consolidated net income shall be a deficit, minus 100% of such deficit) and (ii) the net cash proceeds received from the issuance or sale of equity interests in Grifols, S.A. and its subsidiaries after the closing date that are not applied to prepay the loans, less (b) the sum of amounts used to make (i) certain permitted restricted payments and (ii) below par purchases of senior term loans.

8.25% Senior Notes due 2018

On January 21, 2011, Giant Funding Corp., an escrow company formed solely for the purpose of issuing the Notes, completed the sale of the Notes to the initial purchasers thereof in an offering not registered under the Securities Act.  The initial purchasers subsequently resold the Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.  The proceeds of the offering of the Notes were held in an escrow account pending completion of the Talecris acquisition and the satisfaction of other conditions.  On June 1, 2011, upon completion of the acquisition, Giant Funding Corp. was merged with and into our wholly owned subsidiary, Grifols Inc., and Grifols Inc. assumed all of Giant Funding Corp.’s obligations under the Notes and the indenture governing the Notes and the proceeds from the issuance of the Notes were released from the escrow account.  The proceeds from the Notes together with funds drawn pursuant to the Original Senior Credit Agreement were used to finance the cash portion of the consideration for the Talecris acquisition.

The Notes yield 8.25% to maturity and pay interest semi-annually on February 1 and August 1 to holders of record on the immediately preceding January 15 and July 15, respectively.  The Notes are guaranteed on a senior unsecured basis by existing and future subsidiaries of Grifols, S.A. that guarantee the Amended Senior Credit Agreement, other than foreign subsidiaries of Grifols Inc. As of the date of this annual report on Form 20-F, the Notes are guaranteed by Grifols Biologicals Inc., Biomat USA, Inc., Grifols Therapeutics Inc., Talecris Plasma Resources, Inc., Instituto Grifols, S.A., Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Grifols Italia, S.p.A. and Grifols Deutschland GmbH.

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

As of December 31, 2012, we were in compliance with all covenants or other requirements set forth in the indenture governing the Notes.

Other Bank Debt

We are party to a number of other short- and long-term bilateral credit facilities.  These facilities are with various lenders and consist of long-term and short-term indebtedness of both us and our subsidiaries.  Most of our short-term credit facilities were repaid on June 1, 2011 in connection with the Talecris acquisition and related refinancing.  At December 31, 2012 we had €33.4 million outstanding under long-term credit facilities which have maturity dates that range from 2014 to 2022, and €55.7 million outstanding under short-term credit facilities.  The short-term credit facilities have maturity dates occurring in the next 12 months.  We have €92 million of aggregate availability under short-term credit facilities.  The majority of the facilities provide that the lenders may terminate such facilities at will or change the terms unilaterally.

Grifols Inc. Old Notes

On September 21, 2009, Grifols Inc. completed a private placement of the Grifols Inc. Old Notes.  In connection with the Talecris acquisition and related refinancing and in accordance with the terms of the Original Senior Credit Agreement, on June 1, 2011, we redeemed 100% of the aggregate principal amount of the Grifols Inc. Old Notes.  We paid a make-whole premium in connection with the redemption of the Grifols Inc. Old Notes of €112 million, which was deferred, along with underwriting and closing fees, among other items, as transaction costs and will be taken to profit or loss in accordance with the effective interest rate.

C.                                    Research and Development, Patents and Licenses, etc.

We have made investments of €124.4 million, €89.4 million and €40.7 million in research and development in 2012, 2011 and 2010, respectively.  Our research and development spending increased 39.3% year over year from 2011 to 2012, and represented 4.7% of our net revenues in 2012.

The following table reflects the composition of our total research and development expenses for each period presented.

	Year ended December 31,
	2012	2011	2010
	(in thousands of euros)
Plasmin in treating acute peripheral arterial occlusion	8,235	8,582	0
Antithrombin in coronary surgery and severe burns	86	461	415
Fibrin glue in vascular, organ and soft-tissue surgery	7,984	4,326	2,453
Plasmapheresis with albumin and IVIG for Alzheimer	3,031	845	877
Total Key Projects Expenses	19,335	14,214	3,745
Net Research and Development Capitalization/Amortization	(1,323)	(1,913)	(2,004)
Net Research and Development Key Projects	18,012	12,301	1,742
Discovery	8,180	6,592	4,152
Preclinical	5,176	3,420	1,049
Clinical	11,777	9,994	5,654
Post Commercialization Studies	6,377	7,896	3,532
Rest of projects	8,583	6,210	3,228
Other Bioscience Research and Development Projects	40,093	34,112	17,615
Bioscience Core Research and Development (1)	44,422	27,247	8,653
Bioscience	102,527	73,660	28,010
Diagnostic	15,367	10,111	7,214
Hospital	2,097	2,047	2,304
Miscellaneous	4,454	3,543	3,128
Total Research and Development	124,444	89,360	40,656

(1)                                 Bioscience core research and development expenses consist of departments whose resources are utilized for general organization support including project management, medical affairs, regulatory licensing and quality assurance.

We do not anticipate that future research and development expenditures and the allocation of such expenses by division will differ materially from historical levels and current trends.  Historically, we have spent between 4% and 5% of our net revenues on research and development annually.  We expect research and development expenditures to continue in this range in the near term.  We also expect that projects within our Bioscience division will continue to comprise the majority of our research and development expenses.

For detailed information regarding our research and development activities, see Item 4 of this Part I, “Information on the Company — B. Business Overview — Research and Development.”

D.                                    Trend Information

Plasma-derived protein therapies are essential to extend and improve the lives of individuals suffering from chronic, acute and life-threatening conditions including infectious diseases, such as hepatitis, immunological diseases, such as multiple sclerosis, hemophilia, von Willebrand disease, liver dialysis and acute conditions such as burns and severe blood loss.  For this reason, the administration of these products cannot be interrupted or postponed without putting patients’ lives at risk.  This ensures a stable demand for such products.  In addition, because of the nature of the diseases treated, the reimbursement rates for plasma derivative products in the U.S. are high.  Any changes to such rates would likely elicit a strong lobbying response in the U.S.

Based on recent MRB reports, analyst reports and internal data, management estimates that sales in the human plasma-derived product industry have grown at a compound annual rate of 12% globally and 13% in the U.S. alone over the past nine years.  We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand.  Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease.  We believe that the volume of global sales of plasma derivative products will continue to grow annually at 6% to 8% over the long term, driven primarily by the same factors that have contributed to its historical growth, including:

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

Approximately 21.9% of our sales were generated in the European Union in 2012, as compared to 29.3% in 2011.  Although we anticipate that the percentage of our sales generated in the European Union will not increase in 2013, our results could be negatively impacted if the current European economic downturn continues and further austerity measures are implemented in Spain or in other European countries where we do business.

There are significant barriers to entry into the plasma derivative products industry, as the industry is highly regulated and requires significant expertise and capital investments.  We do not expect these barriers to decrease in the near term.

Regulatory Environment.  In order to operate in the plasma derivatives industry, manufacturers and distributors must comply with extensive regulation by the FDA, the EMA and comparable authorities worldwide.  As a result, significant investments are required to develop, equip and maintain the necessary storage, fractionation and purification facilities and to develop appropriate sale, marketing and distribution infrastructures.  Additionally, only proteins derived from plasma collected at FDA-approved centers can be marketed in the United States, so securing an adequate supply of U.S. source plasma is required to operate in the United States. We expect these regulatory restrictions to continue.

Product Pipeline.  We have an expanded portfolio of key products as a result of the Talecris acquisition and will continue to invest in research and development with respect to new product and new indications for existing products.  Talecris’ product pipeline was highly complementary to ours, with no overlap in the key projects.  In addition, we have been able to increase the efficiency of the regulatory approval process through the integration of Talecris’ regulatory approval department with our own.  Following the acquisition, we have increased our investments in research and development.  Some key research and development projects underway include clinical studies of the use of albumin, diagnostic and vaccine therapies to treat Alzheimer’s disease, of albumin to treat advance cirrhosis and ascites, of Anbinex® antithrombin in heart surgery and of fibrin glue as a sealant to control bleeding during vascular, organ and soft tissue surgery.

Capital Expenditures.  We are undertaking an investment plan that involves cumulative capital expenditures of approximately €500 million from 2012 through 2015.  As a result of these investments, we expect our combined plasma fractionation capacity to exceed 12.5 million liters per year by 2015.

E.                                    Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.                                     Contractual Obligations

The following table presents our principal existing contractual obligations as of December 31, 2012 requiring future payments:

	Payments Due by Period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of euros)
Operating leases(1)	293,259	54,080	90,266	81,049	67,864
Financial debt obligations(2)	3,071,712	196,041	493,672	1,537,042	844,957
Interest — financial debt obligations(3)	688,864	129,099	292,105	232,502	35,158
Licenses and royalties(4)	12,913	2,938	4,554	3,614	1,807
Total	4,066,748	382,158	880,597	1,854,207	949,786

(1)                                 Operating leases include primarily leases for our plasma collection centers, leases from sale-leaseback transactions and marketing offices worldwide.  These amounts reflect only our contractual obligations as of December 31, 2012 and therefore assume that these operating leases will not be renewed or replaced with new operating leases upon expiration.  Our operating lease expenses will likely be substantially higher than the amounts provided in this table because our operations will require us to either renew or replace our operating leases.

(2)                                 Includes principal amortization for short and long-term debt including, among other things, capitalized lease obligations.  Our financial debt obligations primarily consist of $2.3 billion and €430 million outstanding under the Amended Senior Term Loans and $1.1 billion aggregate principal amount of our Notes.  The remaining financial debt was made up largely of bilateral facilities that bore interest at market rate.

(3)                                 Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2012.  Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations or other factors or events.  The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2012.  Refer to Notes 22 and 32 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2012.

(4)                                 License and royalty payment formulas are generally based on volume of sales.  The amounts presented in the table are calculated based on the net sales of 2012 without assuming any growth in sales.  Additionally, the column “More than five years” includes only one year of payments under the license agreement with Marca Grifols, S.L. which expires in January 2092.  See Item 7 of this Part I, “Major Shareholders and Related Party Transactions — B. Related Party Transactions — Patent and Trademark Use.”

G.                                   Other Disclosures

Financial Derivatives

During 2009, we signed two unquoted futures contracts, the underlying assets of which were shares in Grifols, S.A. accounted for at fair value through profit or loss. Such instruments were therefore exposed to risk of value fluctuations. We settled these contracts during 2012, obtaining cash income of €31.5 million and finance income of €27.9 million.

Pursuant to the terms of the Amended Senior Credit Agreement, we are required to enter into hedging transactions with respect to at least 50% of our borrowings thereunder.  In June and October 2011 we entered into variable to fixed interest-rate swaps for initial nominal amounts of $1,550 million and €100 million, respectively, to hedge interest-rate risk with respect to borrowings under the Original Senior Credit Agreement.  We have recognized these financial derivatives as cash flow hedges.  In addition, in June 2011, we entered into a floor swap, which has an initial nominal amount of $1,550.  In October 2011, we entered into a swap option that has an initial nominal amount of €100 million.  In May 2012, we modified the €100 million variable to fixed interest-rate swap, reducing the fixed interest rate and extending the maturity date from September 2014 to March 2016.  As a result, both the swap floor and swap options have maturity dates in 2016.  Both the swap floor and swap option values at December 31, 2012 are included in non-current financial liabilities.

As the floor included in each of the Tranche A (up to the refinancing date) and Tranche B terms loans is in the money, embedded derivatives exist in those contracts, and those derivatives have been fair valued and separated from the respective loans.  As a result of our entry into the Amended Senior Credit Agreement, the nominal amounts of the Tranche A and Tranche B floor decreased by $71.6 million (€53.3 million equivalent) and €12.2 as compared to the nominal amounts under the Original Senior Credit Agreement and the floor of the Tranche A was cancelled.

See Note 32 to our audited consolidated financial statements included in this annual report on Form 20-F for additional information regarding our derivative instruments.

Critical Accounting Policies

The preparation of consolidated financial statements in accordance with IFRS requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.  A detailed description of our significant accounting policies is included in Note 4 to our audited consolidated financial statements included in this annual report on Form 20-F.

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

At the acquisition date, we recognize at fair value the assets acquired and the liabilities assumed.  Liabilities assumed include contingent liabilities, provided that they represent present obligations arising from past events and their fair value can be measured reliably.  This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

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

During 2011, the Talecris business combination could only be determined provisionally. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date.  Once this period has elapsed, adjustments are made to initial values only when errors must be corrected.  Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

(b)                                 Property, plant and equipment

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

Property, plant and equipment are depreciated using the following criteria:

	Depreciation method	Rates

Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	10%
Other property, plant and equipment	Straight line	7% -33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit and loss as incurred.

Replacements of property, plant and equipment which meet the requirements for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below.

(c)                                  Intangible assets

(i) Goodwill

Goodwill is generated on the business combinations. Goodwill is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash-generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination, and we apply the criteria described in Note 7 to our audited consolidated financial statements included in this annual report on Form 20-F. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

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

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated income statement.

Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which we operate are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii) Other intangible assets

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

(iv) Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclón includes the fair value of research and development projects in progress.

(v) Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by us as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Estimated years of useful life

Development expenses	Straight line	3 - 5
Concessions, patents, licences, trademarks and similar	Straight line	5 - 15
Computer software	Straight line	3 - 6
Currently marketed products	Straight line	30

The depreciable amount is the cost or deemed cost of an asset less its residual value.

(d)                                 Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

Irrespective of any indication of impairment, we test for possible impairment of goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives not yet available for use, at least annually.

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

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the  carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

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

•                                          the amount of revenue and costs can be measured reliably;

•                                          it is probable that the economic benefits associated with the transaction will flow to us; and

•                                          the costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale.  Our gross revenues were reduced by €16.3 million and €9.9 million in each of the fiscal years 2012 and 2011, respectively, due to Medicaid and Medicare rebates, including the Medicare Part D “donut hole.” Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts.  Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

(g)                                 Leases

(i)                                    Lessee accounting records

We have the right to use certain assets through lease contracts.

Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

•                                          Finance leases

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

•                                          Operating leases

We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii)                                Sale-leaseback transactions

Any profit on sale-leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•                                          If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated profit or loss for the year; or

•                                          If the sale price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future below-market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Changes in Accounting Standards

More information on newly issued accounting standards is included in Note 2 to our audited consolidated financial statements included in this annual report on Form 20-F.

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	Director, Chairman of the Board and Chief Executive Officer	Executive	July 1991(1)	May 2017
Juan Ignacio Twose Roura	Director	Executive	April 2000(2)	May 2017
Ramón Riera Roca	Director	Executive	April 2000(3)	May 2017
Tomás Dagá Gelabert	Director	Other External	April 2000	June 2015
Thorthol Holdings B.V. (represented by Mr. José Antonio Grifols Gras)	Director	Proprietary	January 2000(4)	May 2017
Thomas H. Glanzmann	Director	Other External	April 2006	May 2016
Edgar Dalzell Jannotta	Director	Independent	December 2006	June 2015
Anna Veiga Lluch	Director	Independent	December 2008	June 2015
William Brett Ingersoll	Director	Independent	June 2011	January 2016
Luís Isasi Fernández de Bobadilla	Director	Independent	May 2011	May 2016
Steven Francis Mayer	Director	Independent	June 2011	January 2016
Raimon Grifols Roura	Secretary non-member	n/a	July 2001	n/a
Nuria Martín Barnés	Vice Secretary non-member	n/a	July 2001	n/a

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

Thomas H. Glanzmann

Mr. Glanzmann has served as our director since April 2006.  Following the Talecris acquisition, Mr. Glanzmann was appointed Chairman of Grifols Inc. and was hired by Grifols, S.A. to lead the integration of Talecris.  Mr. Glanzmann is the former Chief Executive Officer and President of Gambro AB and the former Chief Executive Officer and Managing Director of HemaCue.  He also was a Senior Advisor to the Executive Chairman and Acting Managing Director at The World Economic Forum.  Between 1988 and 2004, he held various positions at Baxter, including:  Senior Vice President and Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group, among other positions.  Between 1984 and 1988, he worked at Philip Morris where, among other positions, he was the country manager for Norway, Denmark and Iceland.  Mr. Glanzmann holds a M.B.A. from IMD in Switzerland and a B.A. in Political Science from Dartmouth College, USA.

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

Senior Management

Our senior management consists of the following persons:

Name	Title	Since
Víctor Grifols Roura	President and Chief Executive Officer	1985
Juan Ignacio Twose Roura	Executive Vice President (EVP) and President of Global Industrial Division	1988
Ramón Riera Roca	EVP and President of Global Commercial Division	1988
Alfredo Arroyo Guerra	Corporate Vice President (CVP) and Chief Financial Officer	2007
Montserrat Lloveras Calvo	CVP and Director of Corporate Accounting and Reporting	1991
Antonio Viñes Páres	CVP and Director of Corporate Planning and Control	1994
Eva Bastida Tubau	CVP and Director of Scientific and Medical Affairs	2007
Vicente Blanquer Torre	CVP and Technical Director of Biological Industrial Group	1993
Mateo Florencio Borrás Humbert	CVP and Director of Global Human Resources	2008
Carlos Roura Fernández	CVP and Co-President of Global Industrial Division	1987
Francisco Javier Jorba Ribes	CVP and President of Biological Industrial Group	1995
Gregory Gene Rich	CVP and President and Chief Executive Officer of Grifols Inc.	2001
David Ian Bell	CVP and General Counsel of Grifols Inc.	2003
Alberto Grifols Roura	CVP and Co-President of Instituto Grifols, S.A.	1999
Nuria Pascual Lapeña	CVP and Director of Finance and Corporate Investor Relations Officer	1997
Shinji Wada	CVP and President of Plasma Operations of Grifols Inc.	2003
Mary Kuhn	CVP and President of North America Manufacturing Operations of Grifols Inc.	2011
Joel Abelson	CVP and President of North America Commercial Division of Grifols Inc.	2011

Senior Management Biographies

The following are the biographies of our senior management who are not also directors:

Alfredo Arroyo Guerra

Mr. Arroyo has served as Corporate Vice President and Chief Financial Officer of Grifols, S.A. since January 2007.  Previously, Mr. Arroyo served as a CFO and in various Senior Finance positions in companies including KPMG, Carrefour, Chupa Chups, Reckitt Benckiser and Winterthur.  Mr. Arroyo received a degree in Economics and is a Certified Public Accountant in Spain.

Montserrat Lloveras Calvo

Mrs. Lloveras has served as Corporate Vice President and the Director of Corporate Accounting and Reporting (previously the Administration Director and Controller) since 1991.  She joined our predecessor in 1984 as the Costs Analyst of the Financial Department and in 1988 was promoted to the position of Administration Director.  Mrs. Lloveras received a degree and an M.B.A. from the Escuela Superior de Administración y Dirección de Empresas in Barcelona.

Antonio Viñes Páres

Mr. Viñes has served as Corporate Vice President and the Director of Corporate Planning and Control (previously the Planning and Control Director) at Grifols, S.A. since 1994.  He joined us in 1978, occupying several positions in the Commercial and Marketing Departments.  Mr. Viñes received a degree in Biology from the Autonomous University of Barcelona.

Eva Bastida Tubau

Mrs. Bastida joined us in 2004 as the Medical Marketing Director of Grifols International, S.A. and took on the position of Corporate Vice President and Director of Scientific and Medical Affairs (previously Executive Scientific Director of Grifols, S.A.) in 2007.  Previously, Mrs. Bastida worked as a linical Scientist in the Hemostasis Department of the Hospital Clinic in Barcelona, Spain.  From 1993 to 1998, she was the Head of Clinical Development at Sanofi in Barcelona, Spain and from 1999 to 2003, she was responsible for Worldwide Clinical Development at Sanofi-Synthelabo in Paris, France.  Mrs. Bastida has obtained her Pharmacy & Medical Pharmacology Degree from the University of Barcelona and a PhD in Cell Biology at the American Red Cross in Bethesda, Maryland.  She holds a PDD by IESE and she has more than 24 years of experience, six of them with us.

Vicente Blanquer Torre

Mr. Blanquer has served as Corporate Vice President and the Technical Director of the Biological Industrial Group (previously the Pharmaceutical Technical Director) at Grifols, S.A. since 1993, and is responsible for both Bioscience’s quality assurance and quality control.  From 1987 until 1993, he was the Deputy Technical Director, responsible for process quality control concerning plasma derivatives manufacturing.  Mr. Blanquer received a Degree in Pharmacy from the University of Barcelona.

Mateo Florencio Borrás Humbert

Mr. Borrás has served as Corporate Vice President and the Director of Global Human Resources (previously Human Resources Director) at Grifols, S.A. since 2008.  Previously, he served as a HR Director at different companies, including EMAYA, Nissan Motor Ibérica and others.  He is a member of AEDIPE and he is an Arbitrator at the Arbitrator Corps of Catalonian Labour Court.  Mr. Borrás received a degree in Psychology and a Postgraduate on Labour and Social Security, both at Universidad Central de Barcelona.

Carlos Roura Fernández

Mr. Roura has served as Corporate Vice President and co-president of the Global Industrial Division (previously the General Manager of Hospital Operations) since 1987.  Mr. Roura joined us in 1977 and has held several positions since that time.  Beginning in 2002, he has served as President of Farmafluid, a Spanish association of medical parenteral nutritional fluid laboratories.  Since 2008, Mr. Roura is deputy Vice President of the Industrial Division.  Mr. Roura is an Industrial Engineer.

Francisco Javier Jorba Ribes

Mr. Jorba has served as Corporate Vice President and President of the Biological Industrial Group (previously the General Manager of Bioscience Operations) since 1995.  He joined us in 1979 as Director of Plasma Procurement and Director of the A.I.P.H. Program.  He was also General Manager of Biomat, S.A. from 1991 until 1995 and Managing Director of Instituto Grifols, S.A. until the consummation of the Talecris acquisition.  At present, Mr. Jorba is Co-President of the Global Industrial Division.  Mr. Jorba received a degree in General Medicine and Surgery in 1975 from the University of Barcelona and completed his Residency in Pediatrics in 1978 at the same University.

Gregory Gene Rich

Mr. Rich has served as Corporate Vice President and President of U.S. Operations and Chief Executive Officer and Chairman of the Grifols Inc. board of directors since December 2001.  Previously, Mr. Rich worked for Grupo Picking Pack, as Chief Operating Officer from December 2000 to December 2001 and from July 1997 to August 2000, as Senior Vice President for Green Cross International, the then parent of Alpha Therapeutic Corporation.  Mr. Rich also worked for Alpha Therapeutic Corporation as Vice President and General Manager of International Operations from October 1995 to July 1997.  In between his two terms at Alpha Therapeutic Corporation, Mr. Rich worked for us from January 1983 to October 1995 and served as our co-President for the period December 1985 through his departure in 1995.  Mr. Rich earned a Bachelors of Science degree from California Polytechnic University, Pomona.

David Ian Bell

Mr. Bell joined us as a Corporate Vice President of Grifols Inc. in July 2003 and has since been responsible for Corporate Operations and Development.  He also serves as General Counsel and is a member of our Executive Committee in Spain.  Mr. Bell is responsible for all legal activities of our U.S. Operations, including litigation, mergers and acquisitions, real estate transactions, intellectual property and contracts.  He is also responsible for regulatory, registrations and licensing, governmental and public affairs and human resources.  Prior to joining us, Mr. Bell was Vice President and General Counsel for Alpha Therapeutic Corporation.  Additionally, he was a partner in the U.S. law firm of Knapp, Petersen & Clarke where he specialized in complex litigation involving healthcare, pharmaceutical and biotechnology regulation and liability.  Mr. Bell attended the University of California, Irvine, Southwestern University School of Law and a postgraduate program at Harvard Law School.  He is a member of the California State Bar and is admitted to practice before the United States Supreme Court and numerous federal appellate and district courts.

Alberto Grifols Roura

Mr. Grifols joined us in September 1985.  From 1995 to 1999, he served as the Director of the international subsidiaries, from 1999 to 2008, he served as the Managing Director of Biomat, S.A., and from 2009 to 2011, he served as Managing Director of Laboratorios Grifols, S.A. From January 1, 2011 through the consummation of the Talecris acquisition Mr. Grifols was the Managing Director of the Diagnostic Industrial Division.  Following the consummation of the Talecris acquisition, Mr. Grifols serves as Corporate Vice President and Co-President of Institutio Grifols, S.A.  Mr. Grifols is an Industrial Engineer.  He received his degree from the Higher Technical School of Engineers of Terrassa (Polytechnic University of Catalonia).

Nuria Pascual Lapeña

Ms. Pascual joined us in 1996.  She currently serves as Corporate Vice President and Director of Finance and Corporate Investor Relations Officer.  Prior to joining us, she served in different positions at Deutsche Bank and Banco Santander de Negocios.  She is a member of the board of directors of several companies related to her family’s businesses.  Ms. Pascual received a degree in Economics & Business Administration and received a Masters of Sciences in Economics from the London School of Economics and Political Sciences.

Shinji Wada

Mr. Wada started his career in the plasma industry in 1981 working for a Japanese plasma fractionation company, the Green Cross Corporation, parent company of Alpha Therapeutic in Los Angeles.  He assumed various positions at Alpha Therapeutic, including M&A, International Sales and Marketing.  After our acquisition of Alpha’s plasma fractionation business, he was assigned to manage Biomat USA, Inc., the U.S. plasma collection arm of Grifols and he was CEO of Biomat USA, Inc. from 2005. Mr. Wada currently serves as Corporate Vice President and President of Plasma Operations of Grifols Inc.

Mary Kuhn

Ms. Kuhn joined Grifols as Corporate Vice President and President of North America Manufacturing Operations of Grifols, Inc. in June 2011.  Prior to joining Grifols Inc., Ms. Kuhn held various positions within Bayer Pharmaceuticals/Biologics and then Talecris, most recently as Executive Vice President of Operations.  Ms. Kuhn received a degree in Pharmacy from Purdue University and an EMBA from the University of New Haven.

Joel Abelson

Mr. Abelson joined Grifols Inc. in June 2011 as Corporate Vice President and President of North American Commercial Operations.  He also serves as Corporate Vice President of Grifols Inc.  Mr. Abelson worked for Talecris from March 2006 to June 2011, serving most recently as Senior Vice President and General Manager, Portfolio Management and International Business.  Prior to joining Talecris, Mr. Abelson worked from 1994 to 2005 for Bayer, where he held several senior management positions in Canada and the U.S., including Vice President, Global Strategic Marketing, Biological Products Division.  Prior to joining the private sector, Mr. Abelson held various policy and management positions with the Government of Ontario, Canada from 1984 to 1994, including service in the Cabinet Office as a Senior Policy Advisor to the Premier’s Policy and Priorities Board.  Mr. Abelson has a Bachelor of Arts (Honours) degree from Carleton University in Ottawa, Canada and a Master’s degree in Public Administration from the University of Toronto.

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

Pursuant to the terms of the Merger Agreement, we agreed to appoint two individuals designated by Talecris to our Board, upon consummation of the Talecris acquisition, each for a five-year term.  Messrs. Ingersoll and Mayer were designated for such appointments and were appointed as directors in June 2011.

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

In accordance with the compensation policy outlined in the Articles of Association, at the shareholders’ meeting on May 24, 2012, the shareholders set the maximum annual amount available for compensation to the external members of the Board at €100,000 per external director, other than those external members of the Board that render remunerated professional services to us.  On such date, six members of the Board were serving as external directors, José Antonio Grifols Gras (as a representative of Thorthol Holdings B.V.), Edgar Dalzell Jannotta, Anna Veiga Lluch, William Brett Ingersoll, Steven F. Mayer and Luís Isasi Fernández de Bobadilla.  In June 2011, Messrs. Ingersoll and Mayer joined the Board as independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules and other external directors in conformity with Spanish rules.  As of the date of this annual report on Form 20-F, Edgar Dalzell Jannotta, Anna Veiga Lluch, Luís Isasi Fernández de Bobadilla, W. Brett Ingersoll and Steven F. Mayer are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules.

The total compensation paid to directors in 2012, in the aggregate, amounted to approximately €3,687,791.  Of the total director compensation amount, executive directors (consejeros ejecutivos) received €2,047,183 in fixed compensation and €1,040,608 in variable compensation and external independent directors received €500,000.  The external directors nominated by an individual shareholder based on the extent of his or her shareholding, referred to as “proprietary directors” (consejeros dominicales), received remuneration of €100,000 during 2012.  These figures include accruals for contingent or deferred compensation.  None of our directors received attendance fees for meetings of the Board or committees of the Board.

Finally, pursuant to Article 20 of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as a director.

In addition, subsequent to the Talecris acquisition, one of our directors entered into a consulting services contract for a term of three years pursuant to which he will receive compensation in the amount of $1.0 million per year with an additional $2.0 million payable upon the fulfillment of certain conditions.

Compensation of Senior Management

In 2012, our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €7,871,304 in the aggregate.  This figure includes accruals for contingent or deferred compensation.  The breakdown of the aggregate amount paid to such senior management for discharging their duties in 2012 is set forth in the table below.

Component	Amount Paid in 2012
(in thousands of euros)
Salaries	5,244

Variable Compensation	2,626

Stock options or other securities	N/A

Other — e.g., life and health insurance	N/A

Other — e.g., pensions/savings	N/A

Salaries paid in U.S. dollars have been calculated at the exchange rate between the U.S. dollar and the euro as of December 31, 2012 of U.S. $1.319 to €1.00.

Salaries paid in Canadian dollars have been calculated at the exchange rate between the Canadian dollar and the euro as of December 31, 2012 of CAD $1.314 to €1.00.

Equity and Other Incentive Programs

In 2012, no compensation was paid pursuant to a profit-sharing plan or any stock option and no other equity compensation was awarded to any of our directors or executive officers.

Pension and Retirement Compensation Programs

In 2012, neither we nor our subsidiaries set aside or accrued amounts to provide pension, retirement or similar benefits for our directors or executive officers.

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

Termination Benefits

We have entered into employment contracts with five members of our senior management and three of our directors that entitle them to unilaterally rescind their employment contracts and receive termination benefits of two to five years salary in the event that control is taken of the Company.  The contracts with senior management also entitle such employees to termination benefits of one to two years salary under other enumerated circumstances.

See Notes 31(c) and 33(a) to our audited consolidated financial statements included in this annual report on Form 20-F for further details of the termination benefits provided to related parties.

Committees of the Board

The Board has an Audit Committee and an Appointments and Remuneration Committee.  The following is a brief description of such committees.

Audit Committee

The Board established an Audit Committee in compliance with Articles 24.bis and 24.ter of the Articles of Association and Article 14 of the Board Regulations.

The regulations applicable to the Audit Committee are set forth in the provisions referred to above, as well as the bylaws of the Audit Committee, which were approved by the Board and the Audit Committee on December 9, 2008.  In connection with the Talecris acquisition, at a Board meeting held on May 24, 2011, the Articles of Association and Board Regulations were amended to conform to NASDAQ Listing Rules and to facilitate the listing of our Class B ADSs on NASDAQ.

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

•                                          supervising any transactions entered into with significant shareholders as set forth in the Board Regulations; and

•                                          (i) ensuring compliance with the Internal Code of Conduct of Grifols, S.A. in Matters Relating to the Stock Market, or Stock Market Code of Conduct, the Code of Conduct for Grifols’ Employees, or Employee Code of Conduct, and the Board Regulations (each available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com) and, in general, any other corporate regulations and (ii) making any necessary proposals to improve such regulations.

The Audit Committee currently consists of Messrs. Luís Isasi Fernández de Bobadilla, Steven F. Mayer and W. Brett Ingersoll.  Each of Messrs. Isasi, Mayer and Ingersoll is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, and each of them is an external director.  Mr. Tomás Dagá Gelabert serves as Secretary non-member of the Audit Committee.

Appointments and Remuneration Committee

The Board established an Appointments and Remunerations Committee in compliance with Article 24.bis of the Articles of Association and Article 15 of the Board Regulations.

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

D.                                    Employees

The table below indicates the average number of employees by department for the fiscal years ended December 31, 2012, 2011 and 2010:

Department	2012	2011	2010
Manufacturing	8,571	7,403	4,443
Research & development — technical area	693	315	271
Administration and others	777	562	472
General management	147	104	98
Marketing	133	106	102
Sales and distribution	787	609	582
Total	11,108	9,099	5,968

The table below indicates the average number of employees by geographic region for the fiscal years ended December 31, 2012, 2011 and 2010:

Geographic Region	2012	2011	2010
Spain	2,475	2,390	2,375
North America	8,124	6,245	3,184
Rest of the World	509	464	408
Total	11,108	9,099	5,968

The substantial increase in the average number of employees by department and geographic region in the fiscal years ended December 31, 2012 and 2011 as compared to the fiscal year ended December 31, 2010 is primarily attributable to the Talecris acquisition.

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

The Grifols Academy works closely with the Grifols Academy of Plasmapheresis, which opened in Phoenix, Arizona in 2009.  The Grifols Academy of Plasmapheresis has two U.S. campuses, Glendale, Arizona and Indianapolis, Indiana.  In 2012, the first complete year of operations for both of the Grifols Academies, we provided 40,065 training courses to our employees worldwide and provided over 300,000 hours of training.

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

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents.  All of our employees are covered under this policy.  We implemented a pension plan in all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees.  Our contribution to this pension plan was approximately €558,000 in 2012, up from approximately €522,000 for 2011.

E.                                    Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2012, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

Item 7.                                                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth certain information, including information regarding beneficial ownership of our Class A (voting) shares as of December 31, 2012, for (i) our major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to us to be the beneficial owner of more than 3% of our Class A shares, (ii) each of our directors and (iii) each member of our senior management.  As of that date, there were a total of 213,064,899 Class A shares issued and outstanding.

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

Name of Beneficial Owner	Number of Class A Shares	Percentage of Class A Shares
Major Shareholders
Capital Research and Management Company(1)	21,257,231	9.977
Deria S.A.(2)	18,687,588	8.771
Scranton Enterprises B.V.(3)	16,149,937	7.580
Thorthol Holdings B.V.(4)	15,042,766	7.060
Víctor Grifols Lucas(5)	13,112,187	6.154
BlackRock, Inc.(6)	6,571,022	3.084

Directors
José Antonio Grifols Gras(4)	15,042,766	7.060
Víctor Grifols Roura	440,450	*
Edgar Dalzell Jannotta	254,127	*
Ramón Riera Roca	169,085	*
Juan Ignacio Twose Roura	119,274	*
Thomas H. Glanzmann(7)	83,561	*
Tomás Dagá Gelabert	51,898	*
Anna Veiga Lluch	100	*
Luís Isasi Fernández de Bobadilla	100	*
Steven F. Mayer	—	—
W. Brett Ingersoll	—	—

Senior Management
Antonio Viñes Parés	111,115	*
Gregory Gene Rich	71,598	*
Carlos Roura Fernández	48,314	*
Francisco Javier Jorba Ribes	47,364	*
Montserrat Lloveras Calvo	34,459	*
Vicente Blanquer Torre	22,377	*
Alberto Grifols Roura	13,500	*
David Ian Bell	10,000	*
Nuria Pascual Lapeña	9,796	*
Mateo Florencio Borrás Humbert	491	*
Alfredo Arroyo Guerra	—	—
Eva Bastida Tubau	—	—
Shinji Wada	—	—
Mary Kuhn	—	—
Joel Abelson	—	—

*                                         Less than 1%.

(1)                                 Capital Research and Management Company has indirect voting rights over all 21,257,231 of our Class A shares.

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

(6)                                 BlackRock, Inc. has indirect voting rights over 6,571,022 of our Class A shares.

(7)                                 65,000 Class A shares are held indirectly through Kolholmen Investments AB.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person.  We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

In accordance with Spanish reporting requirements, the following transfers of shares were reported to the Spanish National Securities Market Commission (Spanish Comisión Nacional del Mercado de Valores), or CNMV, as of December 31, 2012:  (i) on April 12, 2010, American Funds Insurance Series Growth Fund acquired a number of Class A shares that increased its percentage of ownership of voting share capital above 3%; (ii) on November 12, 2010, The Bank of New York Mellon Corporation disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 3%; (iii) on May 25, 2011, Fidelity International Limited disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 1%; (iv) on June 30, 2011, Capital Research and Management Company acquired a number of Class A shares that increased its percentage of ownership of voting share capital above 15%; (v) on August 4, 2011, Blackrock, Inc. disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 3%; (vi) on March 1, 2012, BlackRock, Inc. acquired a number of Class A shares that increased its percentage of ownership of voting share capital above 3%; (vii) on June 19, 2012, Capital Research and Management Company disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 15%; (viii) on November 26, 2012, American Funds Insurance Series Growth Fund disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 3%; and (ix) on November 29, 2012, Capital Research and Management Company disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 10%.

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

B.                                    Related Party Transactions

Patent and Trademark Use

Mr. José Antonio Grifols Gras, a member of the Board, is the manager of Marca Grifols, S.L., which owns the trademark “Grifols.”  In addition, the Grifols family is the controlling shareholder of Marca Grifols, S.L.  We entered into a license agreement with Marca Grifols, S.L. on January 26, 1993 that permits us to use the “Grifols” trademark for 99 years.  The license agreement provides that we must pay an annual fee for the license, which is based on inflation and our net sales.  In 2012, the fees for this license were €1.8 million.

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

The lease expenses incurred in 2012 for these contracts amounted to €8.0 million, which related to the minimum contractual payments.

Clayton, North Carolina

In December 2011, we entered into a number of contracts for the sale and subsequent leaseback of certain buildings and equipment under construction in Clayton, North Carolina, with Scranton Enterprises USA, Inc., a company owned by Scranton Enterprises, B.V., one of our major shareholders.

The sale price was $199 million, of which $115 million was paid as of December 31, 2011 and the remaining $84 million was paid in June 2012.

As a result of the transaction, we recognized a net loss of $12.1 million in 2011, primarily due to the brokerage fees paid to Scranton Enterprises, B.V., which amounted to $10 million.

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

We are leasing the land for an initial lease period of 99 years at a minimum annual rent of $1.00 per year.

We also entered into a purchase option for the shares of Scranton Investments, B.V.  This option, which cost $4 million, is exercisable on the date on which a license is granted by the FDA, five and ten years from such date, and on the expiration date of the building operation lease.  The purchase price will vary depending on the market value determined on the date the option is exercised.

The lease expenses incurred in the fiscal year ended December 31, 2012 for these contracts amounted to €16.0 million, which related to the minimum contractual payments.

See Notes 9(g) and 33 to our audited consolidated financial statements included in this annual report on Form 20-F for further details of our sale-leaseback transactions with related parties.

ADS Purchase Agreement

On March 8, 2013, we entered into the ADS Purchase Agreement with Cerberus, pursuant to which we purchased 4,402,986 of our Class B ADSs from Cerberus for a total purchase price of $118,880,622, or $27 per ADS, on March 11, 2013. Our directors, W. Brett Ingersoll and Steven F. Mayer, serve as senior managing directors of Cerberus Capital Management, L.P.

For a summary of the material terms of the ADS Purchase Agreement, see Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events.”

Charitable Contributions

In 2012, we contributed to three charitable foundations, the Mr. Víctor Grifols i Lucas Foundation, the Probitas Private Foundation and the Jose Antonio Grifols Lucas Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics.  It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas.  The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives.  Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Víctor Grifols Roura, our Chairman of the Board and Chief Executive Officer, and Mr. Raimon Grifols Roura, the Secretary non-member of the Board.  In 2012, we contributed €160,000 to the Víctor Grifols i Lucas Foundation.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes.  The Probitas Private Foundation was founded by us in

2008.  Messrs. Raimon Grifols Roura, a Secretary non-member of our Board, and Tomás Dagá Gelabert, one of our directors, are patrons of the Probitas Private Foundation.  In 2012, we contributed €2,852,185 to the Probitas Private Foundation.  We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

The Jose Antonio Grifols Lucas Foundation provides grants for education and research into the science of plasmapharesis. Additionally, the foundation assists plasma donors who may be unable to care for themselves. In 2012, we contributed $300,000 to the Jose Antonio Grifols Lucas Foundation to support, among other purposes, a major study on the effect of plasmapharesis on the cholesterol levels of plasma donors.

Consultant Agreement

In 2011, subsequent to the Talecris acquisition, one of our directors entered into a consulting services contract for a term of three years, pursuant to which he will receive compensation in the amount of $1.0 million per year with an additional $2.0 million payable upon the fulfillment of certain conditions. In 2012, we paid such director $1.0 million pursuant to this agreement.

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

C.                                    Interests of Experts and Counsel

Not Applicable.

Item 8.                                                         FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

Financial Statements

See our audited consolidated financial statements and the related notes starting on page F-1 of this annual report on Form 20-F.

Legal Proceedings

We are involved in various legal proceedings in the ordinary course of our business.  In the event of adverse outcomes of these proceedings, we believe that resulting liabilities will either be covered by insurance or not have a material adverse effect on our financial condition or results of operations.  See Note 31(e) to our audited consolidated financial statements included in this annual report on Form 20-F for additional information regarding the legal proceedings in which we are involved.

Alpha Consent Decree

Until March 15, 2012, our Los Angeles facility was operating under a consent decree, which it had been operating under since 1998.  The consent decree was agreed to by Alpha, the operator of the plant at that time, the FDA and the DOJ as a result of certain quality deficiencies.  We acquired this plant from Alpha in 2003 with the consent decree in place.  The consent decree provided for annual inspection of the plant by the FDA.  On March 15, 2012, the United States District Court for the Central District of California entered an order vacating the consent decree on the Los Angeles facility.

Hemophilia Associations

In 2007, we were notified of a product liability claim for maximum damages of €12,690,000 filed by a group of 100 Catalan hemophiliacs against all plasma fractionation companies.  During 2008, this claim was rejected.  The ruling was appealed, but the claim was rejected by the Appeals Court of Barcelona in January 2011.  The claimant filed another appeal before the Catalan High Court in, and that appeal was rejected in January 2012.  The claimant has filed an appeal before the Supreme Court of Spain, which is pending resolution.

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

At December 31, 2011, the current provision for the PCA judgment on our consolidated balance sheet amounted to $46.6 million.  During the third quarter of 2012, this litigation was finalized, and we paid a total amount of $45 million (€36.8 million) related to PCA litigation. As a result of the reversal of the provision made prior to payment, we have recognized income of $3.2 million included under selling, general and administration expenses for 2012.

Foreign Corrupt Practices Act Investigation

We are continuing an internal investigation into potential violations of the FCPA by Talecris relating to events prior to the Talecris acquisition. The FCPA investigation is being conducted by outside counsel under the direction of the Board.

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

As a result of this investigation, shipments to some of these countries have been suspended while we put additional safeguards in place.  In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted.  In addition, as a consequence of the investigation, an agreement with a Turkish distributor was terminated and is currently subject to arbitration between the parties.

In November 2012, we were notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise.  We are continuing an in-depth review of potential irregular practices which we expect to conclude in 2013.

Antitrust Approval of Talecris-Grifols Merger

On July 20, 2011, the FTC issued the Consent Order to settle its May 31, 2011 charges that Grifols’ acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers.  Pursuant to the Consent Order, Grifols divested to Kedrion, on June 2, 2011, certain assets, including Talecris’ Melville, New York manufacturing facility and United States marketing rights to Koate®-DVI antihemophilic factor, and an agreed quantity of plasma and subsequently transferred to Kedrion two plasma collection centers located in Mobile, Alabama, and Winston Salem, North Carolina.  Further, pursuant to the Consent Order, Grifols and Kedrion entered into a contract manufacturing agreement under which Grifols is supplying to Kedrion, for a period of seven years ending in 2018, Koate®-DVI and private label IVIG and albumin, for sale by Kedrion in the United States, and Grifols extended to Kedrion a five-year option ending in 2016 for Kedrion to purchase a non-exclusive license to Koate®-DVI-related intellectual property for use in the United States.  In accordance with the Consent Order, Grifols is leasing the Melville facility from Kedrion for a period of up to four years ending in 2015.

The Consent Order provides for a monitor to oversee Grifols’ compliance with the Consent Order and requires Grifols to submit to the FTC annual compliance reports for ten years.  We filed our first compliance report, pursuant to paragraph IX.B of the Consent Order, on July 20, 2012.  On January 23, 2013, the FTC advised us that no compliance action was indicated.  Our next compliance report is due in July 2013.

Dividend Policy

Class A Shares

Our dividend policy is to pay out approximately 40% of our net consolidated profits.  However, the Amended Senior Credit Agreement contains limitations on our ability to pay cash dividends depending on our debt levels. We may only pay cash dividends if our Leverage Ratio (as defined in the Amended Senior Credit Agreement) is less than 4.50:1.00.  As of December 31, 2012, our Leverage Ratio was 2.87:1.00 and this restriction does not currently apply.  For a further discussion of the terms of the Amended Senior Credit Agreement, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — Amended Senior Credit Agreement.”

The declaration and payment of dividends is reviewed annually by the Board based upon a review of our balance sheet and cash flow, the ratio of current assets to current liabilities, our expected capital and liquidity requirements, the provisions of our governing documents and the provisions in our financing arrangements governing cash dividends.  The payment of future dividend will be determined by the Board, based upon the factors described above and other factors that it deems relevant at the time that declaration of a dividend is considered. There can be no assurance as to whether or in what amounts any future dividend might be paid.

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law.  The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries.  This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €33.1 million at December 31, 2012.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that profits for the fiscal year ended December 31, 2012 in the amount of €52.4 million be transferred to reserves.

Class B Shares

We have not issued a cash dividend to our Class B shareholders since we issued our Class B shares on June 1, 2011.

Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Class B share, if the aggregate preferred dividend does not exceed the distributable profits for that year and provided that the distribution of dividends has been approved by our shareholders.  In any given fiscal year, we will pay a preferred dividend to the holders of the Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of Class A shares.  The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained during that fiscal year.

B.                                    Significant Changes

See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events.”

Item 9.                                                         THE OFFER AND LISTING

A.                                    Offer and Listing Details

Price History of Class A Shares and Class B Shares

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.”  The following table sets forth the high and low market prices, in euro, for our Class A shares for the periods indicated, as reported on the Spanish Automated Quotation System (prices are non-adjusted and exclude the impact of distributions on historic data):

	Class A Shares
	High (€)	Low (€)
Fiscal Year 2008
Annual	21.35	11.55
Fiscal Year 2009
Annual	14.53	10.10
Fiscal Year 2010
Annual	12.45	8.11
Fiscal Year 2011
First Quarter	12.49	9.85
Second Quarter	14.49	12.12
Third Quarter	15.80	12.70
Fourth Quarter	14.50	10.94
Fiscal Year 2012
First Quarter	16.60	12.73
Second Quarter	20.49	15.50
Third Quarter	27.00	20.06
Fourth Quarter	27.72	24.02
Recent Months
September 2012	27.00	21.50
October 2012	27.72	25.00
November 2012	26.75	24.02
December 2012	26.36	24.03
January 2013	26.90	23.51
February 2013	27.62	24.42
March 2013	29.44	27.29

Our Class B shares have been listed on the Spanish Stock Exchanges since June 2, 2011 and quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.P.”  The following table sets forth the high and low market prices, in euro, for our Class B shares for the periods indicated, as reported on the Spanish Automated Quotation System (prices are non-adjusted and exclude the impact of distributions on historic data):

	Class B Shares
	High (€)	Low (€)
Fiscal Year 2011
Second Quarter (from June 2nd)	11.42	10.00
Third Quarter	11.70	8.00
Fourth Quarter	10.00	7.40
Fiscal Year 2012
First Quarter	12.00	8.30
Second Quarter	15.50	11.42
Third Quarter	18.99	14.86
Fourth Quarter	20.40	16.90
Recent Months
September 2012	18.00	16.00
October 2012	19.95	16.90
November 2012	20.40	17.80
December 2012	19.79	17.27
January 2013	19.95	18.05
February 2013	22.19	19.10
March 2013	23.99	21.55

Price History of the Class A ADSs and Class B ADSs

Our Class A ADSs are not listed on a national exchange and have traded on the Over the Counter Bulletin Board, an electronic stock listing service provided by NASDAQ, since July 2009.

Our Class B ADSs have been listed and traded on the NASDAQ Global Select Market under the symbol “GRFS” since June 2, 2011.  Since July 23, 2012, each Class B ADS has represented one Class B share. Prior to July 23, 2012, each Class B ADS represented one-half of one Class B share. We effected the adjustment to the ADS to share ratio through an amendment to the depositary agreement.

The following table sets forth the high and low market prices, in U.S. dollars, for the Class B ADSs for the periods indicated, as reported by NASDAQ:

	Class B ADSs
	High ($)	Low ($)
Fiscal Year 2011
Second Quarter (from June 2nd) *	8.50	6.85
Third Quarter*	8.16	5.30
Fourth Quarter*	6.75	4.77
Fiscal Year 2012
First Quarter*	7.90	5.32
Second Quarter*	9.76	7.64
Third Quarter (through July 22)*	10.61	9.50
Third Quarter (from July 23)	22.97	18.51
Fourth Quarter	27.78	22.64
Recent Months
September 2012	22.97	20.50
October 2012	25.22	22.64
November 2012	26.49	23.26
December 2012	27.78	22.79
January 2013	26.91	24.09
February 2013	28.95	26.08
March 2013	31.03	28.08

*                               All prices reported on the NASDAQ from June 2, 2011 through July 22, 2012 reflect the prior ratio of Class B ADS to Class B shares of 2 to 1.  One July 23, 2012 the depositary agreement was amended to provide that one Class B ADS represents one Class B share.

B.                                    Plan of Distribution

Not Applicable

C.                                    Markets

Our Class A shares have been listed on the Spanish Stock Exchanges since May 17, 2006 and are quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.”  Our Class B shares were issued as part of the consideration for the Talecris acquisition and were listed on the Spanish Stock Exchanges on June 2, 2011 and quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.P.”

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia.  The majority of the transactions conducted on them are done through the Spanish Automated Quotation System.  During 2012, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

Spanish Automated Quotation System

The Spanish Automated Quotation System was introduced in 1989 and links the Spanish Stock Exchanges, providing those securities listed on it with a uniform continuous market that eliminates most of the differences among the Spanish Stock Exchanges.  The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order.  Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed.  The activity of the market can be continuously monitored by investors and brokers.  The Spanish Automated Quotation System is operated and regulated by the Sociedad de Bolsas, a corporation owned by the companies that manage the Spanish Stock Exchanges.  All trades on the Spanish Automated Quotation System must be placed through a bank, brokerage firm, an official stock broker or a dealer firm member of a local exchange directly.

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

Information with respect to computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas and published in the Stock Exchange Daily Bulletin (Boletín Diario de Cotización) and in the Spanish Automated Quotation System by the next trading day.

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

Law 6/2007, of April 12, 2007, amended the Securities Market Act to modify the rules for takeover bids and for issuer transparency.  This Law came into effect on August 13, 2007, and partially integrates into the Spanish legal system Directive 2004/25/EC of the European Parliament and of the Council, of April 21, 2004, on takeover bids and Directive 2004/109/EC of the European Parliament and of the Council, of December 15, 2004, on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC.  This Law was further developed by Royal Decree 1066/2007, of July 27, 2007, on rules applicable to takeover bids for securities; by Royal Decree 1362/2007, of October 19, 2007, on transparency requirements for issuers of listed securities; and by Royal Decree 1698/2012, of December 21, 2012, to implement Directive 2010/73/EC of the European Parliament and of the Council, of December 24, 2010 (amending Directive 2004/109/EC).

Law 6/2007 (i) introduced several changes to the periodic financial information (annual, biannual and quarterly) to be published by issuers of listed securities and (ii) introduced new developments to the system that establishes the duty to provide notice of significant stakes in an enterprise.  These duties include notification requirements such as:

•                                          anyone with a right to acquire, transfer or exercise voting rights granted by the shares, regardless of the actual ownership of the shares, and anyone owning, acquiring or transferring other securities or financial instruments that grant a right to acquire shares with voting rights must provide notice of the holding of a significant stake in accordance with the regulations;

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

Law 2/2011, of March 4, 2011, on Sustainable Economy (Ley de Economía Sostenible) amended the Securities Market Act’s provisions related to the requirements for annual reports on corporate governance and management reports.  The Law also made certain corporate governance and shareholder disclosure recommendations in the Spanish Unified Good Governance Code for Listed Companies (Código Unificado de Buen Gobierno de las Sociedades Cotizadas), or CNMV Governance Code, regarding the composition of boards of directors and its committees and the qualification of directors as executive, proprietary or independent mandatory.

Law 25/2011, of August 1, 2011, amended the Securities Market Act to implement Directive 2007/36/CE of the European Parliament and of the Council, regarding the exercise of certain rights of the shareholders of listed companies, to simplify and promote the right to information and shareholder voting rights.

Law 1/2012, of June 22, 2012, amended the Spanish Companies Act by making corporate websites mandatory for listed companies and introducing other new requirements regarding the creation, amendment, transfer and removal of corporate websites, as well as the obligations of directors arising in connection with the contents of such websites.

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

At the general shareholder meeting on extraordinary matters held on January 25, 2011, our shareholders agreed to increase share capital by issuing 83,811,688 Class B shares to complete the Talecris acquisition.  The shareholders also agreed to amend the Articles of Association by modifying Article 6 to include the terms and conditions of the Class B shares and adding a new Article 6.bis to include the rights and obligations of the Class B shares.

Following our application to list our Class B ADSs on NASDAQ, we held a general ordinary shareholder meeting on May 24, 2011.  To satisfy NASDAQ Listing Rules, our shareholders resolved to (i) modify Article 24.ter of the Articles of Association to reorganize the Audit Committee and (ii) amend the Board Regulations.  Our Board approved the amendment to the Board Regulations on the same day.

At the general shareholder meeting on extraordinary matters held on December 2, 2011, our shareholders agreed to increase share capital by issuing 29,687,658 Class B shares, without a share premium and with a charge to voluntary reserves, to remunerate the Class A and Class B shareholders.  The issuance took the form of a free allocation of one new Class B share for every ten Class A or Class B shares owned.  The shareholders also agreed to delegate to the Board the authority to increase our share capital by up to 50% of the then current share capital, at any time or from time to time within five years following the date of the meeting, by issuing new shares, with or without a share premium, for cash.  Further, the shareholders agreed to make qualitative improvements to the Articles of Association and to otherwise conform them to the requirements of the Spanish Companies Act, as amended.

At the general shareholder meeting on extraordinary matters held on December 4, 2012, our shareholders agreed to increase share capital by issuing an additional 16,328,212 Class B shares, without a share premium and with a charge to voluntary reserves, in order to remunerate the Class A and Class B shareholders.  The issuance took the form of a free allocation of one new Class B share for every 20 Class A or Class B shares owned.  The shareholders also revoked the December 2, 2011 delegation to the Board of the authority to increase share capital and agreed to delegate to the Board the authority to increase our share capital by up to 50% of the then current share capital, at any time or from time to time within five years following the date of the meeting, by issuing new shares, with or without a share premium, for cash.  Further, the shareholders agreed to delegate to the Board the authority to effect a two-to-one split of the Class A and Class B shares, within one year following the date of the meeting, by reducing the nominal value and increasing the number of such shares, without changing the total nominal value of the share capital.  The shareholders also agreed to delegate to the Board the authority to apply for the listing of the Class A shares on NASDAQ, via Class A ADSs, within one year following the date of the meeting.

The full text of each of the amendments to the Articles of Association detailed above is available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the heading “Investor Relations — Corporate governance.”

General

As of December 31, 2012, our share capital was €117,882,384.10 and comprised:

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

On January 4, 2013, our share capital increased to €119,515,205.30, consisting of 213,064,899 Class A shares and 129,827,558 Class B shares.

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

For information regarding the provisions of the Articles of Association as applied to the Board, see Item 6 of this Part I, “Directors, Senior Management and Employees — A. Directors and Senior Management — Directors” and “Directors, Senior Management and Employees — C. Board Practices.”

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

Further, subscription (or preemptive) rights, in any event, will not be available in the event of certain capital increases, such as those in which we receive an in-kind contribution, those effected to meet the requirements of a convertible bond issue or those for a merger in which shares are issued as consideration.  Subscription (or preemptive) rights are transferable, may be traded on the Spanish Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.  In the case of a share capital increase against reserves, the same rule applies to the free allotment (derecho de asignación gratuita) rights.

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

At the general shareholder meeting on extraordinary matters held on January 25, 2011, our shareholders agreed to increase share capital by issuing 83,811,688 Class B shares to complete the Talecris acquisition.

At the general shareholder meeting on extraordinary matters held on December 2, 2011, our shareholders agreed to increase share capital by issuing 29,687,658 Class B shares, without a share premium and with a charge to voluntary reserves, to remunerate the Class A and Class B shareholders.  The issuance took the form of a free allocation of one new Class B share for every ten Class A or Class B shares owned.  The issuance of these shares increased share capital by a nominal amount of €2.97 million.

At the general shareholder meeting on extraordinary matters held on December 4, 2012, our shareholders agreed to increase share capital by issuing an additional 16,328,212 Class B shares, without a share premium and with a charge to voluntary reserves, in order to remunerate the Class A and Class B shareholders.  The issuance took the form of a free allocation of one new Class B share for every 20 Class A or Class B shares owned. The issuance of these shares increased share capital by a nominal amount of €1.63 million.

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

ADS Purchase Agreement

On March 8, 2013, we entered into the ADS Purchase Agreement with Cerberus, pursuant to which we purchased 4,402,986 of our Class B ADSs from Cerberus for a total purchase price of $118,880,622, or $27 per ADS, on March 11, 2013. We originally issued these Class B ADSs to Cerberus in June 2011, in connection with our acquisition of Talecris. Cerberus was the largest shareholder of Talecris. We plan to hold the ADSs in treasury to be used in connection with potential future corporate transactions.

For a summary of the material terms of the ADS Purchase Agreement, see Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events.”

Amended Senior Credit Agreement

For a summary of the material terms of the Amended Senior Credit Agreement, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — Amended Senior Credit Agreement.”

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

Exchange Controls

Law 10/2010, on the prevention of money laundering and funding of terrorism, was adopted on April 28, 2010 and entered into force on April 30, 2010.  This Law requires a person moving (i) paper money and coins in any currency, (ii) bearer checks in any currency or (iii) any other physical medium, including electronic media, designed for use as payment to the bearer to declare such payment to the Spanish exchange control authorities if it exceeds €10,000 (or the foreign currency equivalent).

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

•                                a tax-exempt organization;

•                                a life insurance company;

•                                a person liable for alternative minimum tax under the Code (as defined below);

•                                a person that actually or constructively owns 10% or more of our voting stock;

•                                a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•                                a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, in each case as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, as well as the tax laws of Spain and regulations thereunder and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, in each case as in effect as of the date hereof and subject to change.  On January 14, 2013, the U.S. and Spain signed a protocol amending the Treaty (the “Protocol”), which, depending on a holder’s individual circumstances, could alter either the United States federal income tax consequences, the Spanish tax consequences, or both, of owning shares or ADSs.  However, the Protocol will not become effective until formal ratification procedures are completed by both countries, and the timing for the completion of such ratification procedures is not certain.  As a result, it is not certain when any changes to the United States federal income tax consequences or Spanish tax consequences of owning shares of ADSs resulting from the Protocol would come into effect, and in any case such changes would, in general, be prospective only.

You are a “U.S. Holder” if you are a beneficial owner of shares or ADSs and you are:

•                                a citizen or resident of the United States;

•                                a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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

A “non-U.S. Holder” is a beneficial owner of shares or ADSs that is not a U.S. Holder.

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

Spanish Wealth Tax

On September 16, 2011, Royal Decree 13/2011 approved the reintroduction of the Spanish wealth tax (originally introduced under Law 19/1991) for 2011 and 2012.  The Spanish wealth tax has been extended to apply also in 2013 pursuant to Law 16/2012, of December 27, 2012, adopting various tax measures aimed at strengthening public finances and economic activity.  As a result, individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax, which imposes a tax on property located in Spain on the last day of any year.  The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes.  If the tax authorities take this view, individuals subject to the Spanish wealth tax will be taxed at marginal rates of 0.2% to 2.5% (as published by the Spanish Ministry of Economy and Public Administrations) of the average market value of their shares or ADSs during the last quarter of the relevant year, subject to a tax-free allowance of €700,000.

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

United States Federal Income Tax Considerations

Taxation of Dividends

U.S. Holders

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. Holder, the gross amount of any dividend (including any preferred dividends on our Class B shares) we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation.  If you are a noncorporate U.S. Holder, dividends (including any preferred dividends on our Class B shares) paid to you that constitute qualified dividend income will be taxable to you at a maximum tax rate of 20% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay (including any preferred dividends on our Class B shares) with respect to the shares or ADSs generally will be qualified dividend income.

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

Subject to certain limitations, the Spanish tax withheld in accordance with the Treaty and paid over to Spain will be creditable or deductible against your United States federal income tax liability.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate.  To the extent a refund of the tax withheld is available to you under Spanish law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.  See “— Spanish Tax Considerations — Spanish Refund Procedure” above for the procedures for obtaining a tax refund.

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

Taxation of Capital Gains

U.S. Holders

Subject to the PFIC rules discussed below, if you are a U.S. Holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs.  Capital gain of a noncorporate U.S. Holder is generally taxed at a maximum rate of 20% where such noncorporate U.S. Holder has a holding period greater than one year.  Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. Holders

If you are a non-U.S. Holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

•                                the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•                                you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale, and certain other conditions exist.

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

Medicare Contribution Tax on Unearned Income

Certain net investment income earned by U.S. citizens and resident aliens and certain estates or trusts for taxable years beginning after December 31, 2012 is subject to an additional 3.8% tax.  Net investment income includes, among other things, dividends on and capital gains from the sale, retirement or other taxable disposition of shares of stock or ADSs such as our shares and ADSs.  You should consult your own tax advisor concerning the effect, if any, of this tax on holding your shares or ADSs in your particular circumstances.

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

In addition, a sale of shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•                                a United States person;

•                                a controlled foreign corporation for United States federal income tax purposes;

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

Disclosure of Information with Respect to Foreign Financial Assets

Certain U.S. individuals who hold any interest in “specified foreign financial assets,” including our shares or ADSs, during such holder’s taxable year must attach to their U.S. tax return for such year certain information with respect to each such asset if the aggregate value of all of such assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), unless such shares or ADSs are held in an account maintained by a U.S. payor, such as a U.S. financial institution or the U.S. branch of a foreign bank or insurer.  For this purpose, a “specified foreign financial asset” includes any depositary, custodial or other financial account maintained by a foreign financial institution, and certain assets that are not held in an account maintained by a financial institution, including any stock or security issued by a person other than a U.S. person.  A taxpayer subject to these rules who fails to furnish the required information may be subject to a penalty of $10,000, and an additional penalty may apply if the failure continues for more than 90 days after the taxpayer is notified of such failure by the Internal Revenue Service, unless the taxpayer demonstrates a reasonable cause for such failure to comply.  An accuracy-related penalty of 40% is imposed for an underpayment of tax that is attributable to an “undisclosed foreign financial asset understatement,” which for this purpose is the portion of the understatement of gross income for any taxable year that is attributable to any transaction involving an “undisclosed foreign financial asset,” including any asset that is subject to information reporting requirements under these rules, which would include our shares or ADSs if the dollar threshold described above were satisfied.

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

We hold several investments in foreign operations, the net assets of which are exposed to currency risk.  Currency risk affecting net assets of our foreign operations in U.S. dollars are mitigated primarily through borrowings in this foreign currency.  Our main exposure to currency risk is to the U.S. dollar, which is used in a significant percentage of our transactions in foreign currencies.  Since revenues in U.S. dollars accounted for 110% of purchases and expenses in 2012, we have a natural hedge against U.S. dollar fluctuations.  Accordingly, the risks associated with such exchange-rate fluctuations are minimal.

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2012, equity would have increased by €145.9 million (€137.8 million at December 31, 2011) and profit would have decreased by €4.8 million (though it would have increased by €922,000 at December 31, 2011).  This analysis assumes that all other variables are held constant, especially that interest rates remain constant.  A 10% weakening of the U.S. dollar against the euro at December 31, 2012 and 2011 would have had the opposite effect for the amounts shown above, all other variables being held constant.

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

A significant part of the financing obtained during 2012 accrues interest at fixed rates.  This fixed interest debt, our Notes, amounts to $1.1 billion, which represents approximately 29% of our total U.S. dollar-denominated debt.

With respect to the remaining senior U.S. dollar-denominated debt, which totaled $2.2 billion at December 31, 2012 and is at variable rates, we have contracted a variable-to-fixed interest rate swap.  At December 31, 2012, the nominal part of this hedging instrument amounted to $1.4 billion.  This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal.  The purpose of the swaps is to convert borrowings at variable interest rates into fixed interest rate debt.  Through these swaps, we undertake to exchange the difference between fixed interest and variable interest with other parties periodically.  The notional amount of the swap hedged 63% of our senior variable interest rate U.S. dollar-denominated debt at December 31, 2012 (61% at December 31, 2011).

Our senior euro-denominated debt totaled €0.4 billion at December 31, 2012, and represented approximately 14% of our total debt (15% at December 31, 2011). All of such debt is at variable rates.  We manage cash flow interest rate risks through euro-denominated variable-to-fixed interest rate swaps.  The nominal part of this hedging instrument amounted to €100 million, representing hedging of 25% of the variable interest rate senior euro-denominated debt at December 31, 2012 (23% at December 31, 2011).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates is accounted for on a monthly basis.  These derivative financial instruments comply with hedge accounting requirements for financial hedging instruments.

If the interest rate at December 31, 2012 had been 100 basis points higher, our interest expense would have increased by €6.2 million (€4.5 million at December 31, 2011), the finance expense due to changes in the value of derivatives would have been €23.6 million lower (€28 million at December 31, 2011) and equity would have increased by €27.8 million (increased at December 31, 2011) as a result of changes in derivatives to which hedge accounting is applied.

Market Price Risk

We are subject to price risk with respect to raw materials, which is mitigated by the vertical integration of the hemoderivatives business in a sector that is highly concentrated

We signed two unquoted futures contracts, the underlying assets of which were shares in Grifols, S.A. accounted for at fair value through profit or loss.  Such instruments were therefore exposed to risk of value fluctuations.  We settled these contracts during 2012, obtaining cash income of €31.5 million and finance income of €27.9 million.

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

Each Class A ADS represents the right to receive one half of one Class A ordinary share of Grifols, S.A. Each Class B ADS represents the right to receive one Class B non-voting preference share of Grifols, S.A.

The following is a summary of the fee provisions of the deposit agreements for each of the Class A ADSs and Class B ADSs.  For more complete information, you should read each deposit agreement in its entirety.

Associated Fee	Depositary Action
$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuance resulting from a distribution of shares or rights or other property. Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$ 2.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Distribution of cash proceeds, including cash dividends or sale of rights and other entitlements.

$ 2.00 (or less) per 100 ADSs (or portion of 100 ADSs) per calendar year, provided that this fee, when combined with the fee for distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, shall not exceed $2.00 (or less) per 100 ADSs (or portion of 100 ADSs) in any calendar year

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols, S.A. certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees.  It has covered all such expenses incurred by us during 2012 for an amount of $1.03 million.  The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

As part of its service to us, Deutsche Bank Trust Company Americas has also agreed to waive the cost of providing administrative and reporting services, including the cost of accessing its intelligence database for our ADR programs, which totaled $160,000 for 2012.

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

Internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012.  In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework.  Based on their assessment under these criteria, our management believes that, at December 31, 2012 our internal control over financial reporting is effective.

C.                                    Attestation Report of the Registered Public Accounting Firm

KPMG Auditores, S.L., an independent registered public accounting firm, who also audit the Group’s consolidated financial statements, has audited the effectiveness of the Grifols S. A.’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on page F-1 of this annual report on Form 20-F.

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

Item 16.C.                                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2012 and 2011, and breaks down these amounts by category of service:

	2012	2011
	(in thousands of euros)
Audit fees	3,231	3,877
Audit-related fees (1)	12	284
Tax fees	32	—
All other fees (2)	71	63
	3,346	4,224

(1)                                 Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors.

(2)                                 All other fees primarily relate to training.

The table below sets forth the total fees paid to other auditors for services performed in the years 2012 and 2011, and breaks down these amounts by category of service:

	2012	2011
	(in thousands of euros)
Audit fees	23	22
Audit-related fees	8	2
Tax fees	—	—
All other fees	52	37

	83	61

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

Item 16.D.                                      EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E.                                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table includes information about our share purchases during 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
January 1, 2012 through January 31, 2012	250 Class B Shares(1)	€8.45	0	N/A

(1)                                 This purchase was made in an open-market transaction.

As of December 31, 2012, our treasury stock consisted of 158,326 Class A shares and 16,082 Class B shares.

On March 11, 2013, we purchased 4,402,986 of our Class B ADSs from Cerberus for a total purchase price of $118,880,622, or $27 per ADS, pursuant to the ADS Purchase Agreement. For a summary of the material terms of the ADS Purchase Agreement, see Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events.”

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

(iii)                               required by law to publish an Annual Report on Remuneration of the members of the Board; and

(iv)                              required by law to comply with the regulations with respect to audit committees set forth in the Securities Market Act, as amended.

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

Item 19.                                                  EXHIBITS

Exhibit Number	Description
1.1*	Articles of Association (Estatutos) of Grifols, S.A.

1.2*	Articles of Association (Estatutos) of Grifols, S.A. (English translation)

2.1

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by referenced to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636 filed July 12, 2012))

2.2

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed March 9, 2011)

2.3

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed May 18, 2009)

2.4

Senior Notes Indenture, dated as of January 21, 2011, relating to the 8.25% Senior Notes due 2018, among Giant Funding Corp. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-4 (File No. 333-177466) filed on October 24, 2011)

2.5	Form of 8.25% Senior Note (incorporated by reference to Exhibit 4.2 and Exhibit A to Exhibit 4.1 of our Registration Statement on Form F-4 (File No. 333-177466) filed on October 24, 2011)

2.6

Supplemental Indenture, dated June 1, 2011, by and among Inc., Grifols, S.A., the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-4 (File No. 333-177466) filed on October 24, 2011)

2.7

Second Supplemental Indenture, dated as of October 4, 2011, between Grifols Deutschland GmbH and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-4 (File No. 333-177466) filed on October 24, 2011)

2.8*	American Depositary Share Purchase Agreement, dated March 8, 2013, by and among Grifols, S.A. and the selling entities party thereto

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

Exhibit Number	Description

Bank AG New York branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-4 (File No. 333-177466) filed on October 24, 2011)

4.2

First Amendment to Credit and Guaranty Agreement, dated as of March 3, 2011, by and among Grifols Inc., Deutsche Bank AG New York Branch, as administrative agent (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-4 (File No. 333-177466) filed on October 24, 2011)

4.3

Second Amendment to Credit and Guaranty Agreement, dated as of May 31, 2011, by and among Grifols Inc. and Deutsche Bank AG New York Branch, as administrative agent (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-4 (File No. 333-177466) filed on October 24, 2011)

4.4

Third Amendment to Credit and Guaranty Agreement, dated as of February 29, 2012, by and among Grifols Inc. and Deutsche Bank AG New York Branch, as administrative agent (incorporated herein by reference to Exhibit 4.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on March 29, 2012)

4.5

Counterpart Agreement, dated June 1, 2011, by and among Grifols Inc., Grifols, S.A. and certain of its subsidiaries, the Lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-4 (File No. 333-177466) filed on October 24, 2011)

4.6

U.S. Pledge and Security Agreement, dated as of June 1, 2011, among the grantors party thereto and Deutsche Bank AG New York Branch, as collateral agent (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-4 (File No. 333-177466) filed on October 24, 2011)

4.7

Assumption Agreement, dated as of June 1, 2011, by and between Grifols Inc. and Deutsche Bank AG New York Branch, as administrative agent (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-4 (File No. 333-177466) filed on October 24, 2011)

8.1	List of subsidiaries (see Notes 1(a) and 2(c) to our audited consolidated financial statements starting on page F-1 of this annual report on Form 20-F)

12.1*	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRIFOLS, S.A.

By:	/s/ Víctor Grifols Roura
	Name:	Víctor Grifols Roura

	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date:  April 5, 2013

GRIFOLS, S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Grifols, S.A.

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated income statements, and consolidated statements of comprehensive income, changes in consolidated equity and  cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited Grifols S.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grifols S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Grifols S.A.’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Grifols S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores, S.L.

Barcelona, Spain

April 5, 2013

GRIFOLS, S.A.  AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2012 and 2011

Assets	31/12/12	31/12/11
	(Expressed in thousands of Euros)
Non-current assets
Intangible assets
Goodwill (note 7)	1,869,899	1,895,101
Other intangible assets (note 8)	969,095	1,008,307
Total intangible assets	2,838,994	2,903,408
Property, plant and equipment (note 9)	810,107	775,869
Investments in equity accounted investees (note 10)	2,566	1,001
Non-current financial assets (note 11)	16,526	12,401
Deferred tax assets (note 2(a) and 29)	24,717	18,106
Total non-current assets	3,692,910	3,710,785

Current assets
Inventories (note 12)	998,644	1,030,341
Trade and other receivables
Trade receivables	366,022	408,263
Other receivables	43,833	108,616
Current income tax assets	37,318	15,110
Trade and other receivables (note 13)	447,173	531,989
Other current financial assets (note 14)	460	16,904
Other current assets (note 15)	14,960	9,395
Cash and cash equivalents (note 16)	473,327	340,586
Total current assets	1,934,564	1,929,215

Total assets	5,627,474	5,640,000

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2012 and 2011

Equity and liabilities	31/12/12	31/12/11
	(Expressed in thousands of Euros)
Equity
Share capital	117,882	117,882
Share premium	890,355	890,355
Reserves	620,144	568,274
Own shares	(3,060)	(1,927)
Profit for the year attributable to the Parent	256,686	50,307
	1,882,007	1,624,891
Cash flow hedges	(33,036)	(21,184)
Translation differences	27,797	58,800
Accumulated other comprehensive income	(5,239)	37,616

Equity attributable to the Parent (note 17)	1,876,768	1,662,507
Non-controlling interests (note 19)	3,973	2,487

Total equity	1,880,741	1,664,994

Liabilities
Non-current liabilities
Grants (note 20)	5,855	1,366
Provisions (note 21)	3,348	11,052
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,585,988	2,809,225
Other financial liabilities	104,831	136,563
Total non-current financial liabilities (note 22(a))	2,690,819	2,945,788
Deferred tax liabilities (notes 2(a) and 29)	453,846	370,723

Total non-current liabilities	3,153,868	3,328,929

Current liabilities
Provisions (note 21)	55,139	81,112
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	189,335	147,789
Other financial liabilities	6,243	14,507
Total current financial liabilities (note 22(b))	195,578	162,296
Debts with associates (note 33)	2,668	2,435
Trade and other payables
Suppliers	228,405	280,722
Other payables	27,357	27,335
Current income tax liabilities	5,679	4,691
Total trade and other payables (note 23)	261,441	312,748
Other current liabilities (note 24)	78,039	87,486
Total current liabilities	592,865	646,077

Total liabilities	3,746,733	3,975,006

Total equity and liabilities	5,627,474	5,640,000

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Income Statements

for the years ended 31 December 2012, 2011 and 2010

	31/12/12	31/12/11	31/12/10
		(restated) *	(restated) *
	(expressed in thousands of euros)
Continuing Operations
Net revenue (note 25)	2,620,944	1,795,613	990,730
Cost of sales	(1,291,345)	(968,133)	(529,400)
Gross Profit	1,329,599	827,480	461,330
Research and Development	(124,443)	(89,360)	(40,656)
Sales, General and Administration expenses	(545,072)	(459,259)	(210,991)
Operating Expenses	(669,515)	(548,619)	(251,647)
Operating Results	660,084	278,861	209,683
Finance income	1,677	5,761	4,526
Finance costs	(284,117)	(200,562)	(49,660)
Change in fair value of financial instruments	13,013	1,279	(7,593)
Impairment and gains/(losses) on disposal of financial instruments	2,107	(805)	91
Exchange losses	(3,409)	(3,447)	1,616

Finance cost (note 28)	(270,729)	(197,774)	(51,020)
Share of losses of equity accounted investees (note 10)	(1,407)	(1,064)	(879)
Profit before tax	387,948	80,023	157,784
Income tax expense (note 29)	(132,571)	(29,795)	(42,517)
Profit after income tax from continuing operations	255,377	50,228	115,267
Consolidated profit for the year	255,377	50,228	115,267
Profit attributable to equity holders of the Parent	256,686	50,307	115,513
Loss attributable to non-controlling interest (note 19)	(1,309)	(79)	(246)
Basic earnings per share (Euros) (see note 18)	0.75	0.16	0.45
Diluted earnings per share (Euros) (see note 18)	0.75	0.16	0.45

* See note 2

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2012, 2011 and 2010

	31/12/12	31/12/11	31/12/10
	(Expressed in thousands of Euros)

Consolidated profit for the year	255,377	50,228	115,267

Income and expenses generated during the year

Cash flow hedges (note 17(f) and 32)	(15,956)	(21,184)	—
Cash flow hedges	(25,140)	(33,871)	—
Tax effect	9,184	12,687	—

Translation differences	(31,016)	109,607	42,225

Income and expenses generated during the year	(46,972)	88,423	42,225

Income and expense recognised in the income statement:

Cash flow hedges (note 17(f) and 32)	4,104	1,751	197
Cash flow hedges	6,300	2,870	324
Tax effect	(2,196)	(1,119)	(127)

Income and expense recognised in the income statement:	4,104	1,751	197

Total comprehensive income for the year	212,509	140,402	157,689

Total comprehensive income attributable to the Parent	213,831	140,407	155,230
Total comprehensive expense attributable to non-controlling interests	(1,322)	(5)	2,459

Total comprehensive income for the year	212,509	140,402	157,689

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2012, 2011  and 2010

	31/12/12	31/12/11	31/12/10
	(Expressed in thousands of Euros)
Cash flows from/(used in) operating activities

Profit before income tax	387,948	80,023	157,784

Adjustments for:	400,950	313,915	92,351

Amortisation and depreciation (note 27)	129,126	90,639	45,776

Other adjustments:	271,824	223,276	46,575

(Profit) /losses on equity accounted investments (note 10)	1,407	1,064	879

Exchange differences	3,409	3,447	(1,616)

Impairment of assets and net provision charges	8,104	23,806	913

(Profits) / losses on disposal of fixed assets	12,542	19,366	(276)

Government grants taken to income (note 20)	(930)	(1,304)	(728)

Finance costs / income	258,060	180,567	47,442

Other adjustments	(10,768)	(3,670)	(39)

Change in operating assets and liabilities	(43,617)	(51,279)	(78,767)

Change in inventories	14,509	6,909	(18,306)

Change in trade and other receivables	44,258	(54,142)	(23,546)

Change in current financial assets and other current assets	(5,645)	9,321	(73,022)

Change in current trade and other payables	(96,739)	(13,367)	36,107

Other cash flows used in operating activities	(238,163)	(122,431)	(67,116)

Interest paid	(180,539)	(139,883)	(40,129)

Interest received	2,923	3,582	5,436

Income tax received/(paid)	(60,547)	13,870	(32,423)

Net cash from operating activities	507,118	220,228	104,252

Cash flows from/(used in) investing activities

Payments for investments	(177,195)	(1,784,464)	(108,588)

Group companies and business units (notes 2 (c) and 3)	(11,067)	(1,624,869)	(1,474)

Property, plant and equipment and intangible assets	(166,128)	(159,899)	(103,402)

Property, plant and equipment	(146,028)	(137,200)	(86,800)

Intangible assets	(20,100)	(22,699)	(16,602)

Other financial assets	—	304	(3,712)

Proceeds from the sale of investments	112,760	165,738	4,532

Property, plant and equipment	79,896	160,266	3,911

Associates	1,883	5,472	621

Other financial assets	30,981	—	—

Net cash used in investing activities	(64,435)	(1,618,726)	(104,056)

Cash flows from/(used in) financing activities

Proceeds from and payments for equity instruments	(9)	(2,830)	(1,250)

Issue	—	(2,830)	—

Payments for treasury stock (note 17(d))	(5,194)	—	(1,250)

Sales of treasury stock	5,185	—	—

Proceeds from and payments for financial liability instruments	(255,569)	1,762,550	(1,066)

Issue	25,727	2,994,741	118,238

Redemption and repayment	(281,296)	(1,232,191)	(119,304)

Dividends and interest on other equity instruments paid	—	—	(27,282)

Other cash flows from financing activities	(49,752)	(284,748)	323

Financing costs included on the amortized costs of the debt	(43,752)	(285,088)	—

Other amounts received from financing activities	(6,000)	340	323

Net cash from/(used in) financing activities	(305,330)	1,474,972	(29,275)

Effect of exchange rate fluctuations on cash	(4,612)	24,463	19,356

Net increase / (decrease) in cash and cash equivalents	132,741	100,937	(9,723)

Cash and cash equivalents at beginning of the year	340,586	239,649	249,372

Cash and cash equivalents at end of year	473,327	340,586	239,649

The accompanying notes form an integral part of the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2012, 2011 and 2010

(Expressed in thousands of Euros)

	Attributable to equity holders of the Parent
									Equity
				Profit attributable			Accumulated other comprehensive income		attributable
	Share	Share		to	Interim	Own	Translation	Cash flow	to	Non-controlling
	capital	premium	Reserves *	Parent	dividend	Shares	differences	hedges	Parent	interests	Equity

Balances at 31 December 2009	106,532	121,802	314,903	147,972	(31,960)	(677)	(90,253)	(1,948)	566,371	12,157	578,528

Translation differences	—	—	—	—	—	—	39,520	—	39,520	2,705	42,225
Cash flow hedges	—	—	—	—	—	—	—	197	197	—	197

Other comprehensive income for the year	—	—	—	—	—	—	39,520	197	39,717	2,705	42,422

Profit/(loss) for the year	—	—	—	115,513	—	—	—	—	115,513	(246)	115,267

Total comprehensive income for the year	—	—	—	115,513	—	—	39,520	197	155,230	2,459	157,689

Net movement in own shares	—	—	—	—	—	(1,250)	—	—	(1,250)	—	(1,250)
Other changes	—	—	(82)	—	—	—	—	—	(82)	(213)	(295)

Distribution of 2009 profit
Reserves	—	—	88,783	(88,783)	—	—	—	—	—	—	—
Dividends	—	—	—	(27,229)	—	—	—	—	(27,229)	(53)	(27,282)
Interim dividend	—	—	—	(31,960)	31,960	—	—	—	—	—	—

Transaction with owners of the Company	—	—	88,701	(147,972)	31,960	(1,250)	—	—	(28,561)	(266)	(28,827)
Balance at 31 December 2010	106,532	121,802	403,604	115,513	—	(1,927)	(50,733)	(1,751)	693,040	14,350	707,390

Translation differences	—	—	—	—	—	—	109,533	—	109,533	74	109,607

Cash flow hedges	—	—	—	—	—	—	—	(19,433)	(19,433)	—	(19,433)

Other comprehensive income for the year	—	—	—	—	—	—	109,533	(19,433)	90,100	74	90,174

Profit/(loss) for the year	—	—	—	50,307	—	—	—	—	50,307	(79)	50,228

Total comprehensive income for the year	—	—	—	50,307	—	—	109,533	(19,433)	140,407	(5)	140,402

Capital increase June 2011 (note 17(a))	8,382	768,553	(2,514)	—	—	—	—	—	774,421	—	774,421
Capital increase December 2011 (note 17(a))	2,968	—	(3,325)	—	—	—	—	—	(357)	—	(357)
Other movements (note 17)	—	—	52,828	—	—	—	—	—	52,828	(213)	52,615
Acquisition of Non-controlling interest (note 3)	—	—	2,168	—	—	—	—	—	2,168	(11,645)	(9,477)

Distribution of 2010 profit
Reserves	—	—	115,513	(115,513)	—	—	—	—	—	—	—

Transaction with owners of the Company	11,350	768,553	164,670	(115,513)	—	—	—	—	829,060	(11,858)	817,202
Balance at 31 December 2011	117,882	890,355	568,274	50,307	—	(1,927)	58,800	(21,184)	1,662,507	2,487	1,664,994

Translation differences	—	—	—	—	—	—	(31,003)	—	(31,003)	(13)	(31,016)

Cash flow hedges	—	—	—	—	—	—	—	(11,852)	(11,852)	—	(11,852)

Other comprehensive income for the year	—	—	—	—	—	—	(31,003)	(11,852)	(42,855)	(13)	(42,868)

Profit/(loss) for the year	—	—	—	256,686	—	—	—	—	256,686	(1,309)	255,377

Total comprehensive income for the year	—	—	—	256,686	—	—	(31,003)	(11,852)	213,831	(1,322)	212,509

Other movements	—	—	1,563	—	—	(1,133)	—	—	430	(59)	371
Acquisition of Non-controlling interest (note 3)	—	—	—	—	—	—	—	—	—	2,867	2,867
Distribution of 2011 profit
Reserves	—	—	50,307	(50,307)	—	—	—	—	—	—	—

Transaction with owners of the Company	—	—	51,870	(50,307)	—	(1,133)	—	—	430	2,808	3,238
Balance at 31 December 2012	117,882	890,355	620,144	256,686	—	(3,060)	27,797	(33,036)	1,876,768	3,973	1,880,741

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

On 17 May 2006 the Company completed its flotation on the Spanish stock market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share.

The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008.

On 25 January 2011 and 2 December 2011, the shareholders of Grifols agreed to increase share capital by issuing 83,811,688 new shares without voting rights (Class B shares) to complete the acquisition of Talecris Biotherapeutics Holdings Corp. (see note 3(c) and 17) and 29,687,658 new shares without voting rights to remunerate the shareholders (see note 17).

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new class B shares without voting rights and with a charge to voluntary reserves. This issue was raised in public deed on 4 January 2013 and the shares were traded on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013 (see note 34).

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and on the electronic stock market. On 2 June 2011, Class B shares with no voting rights were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market) (see note 17).

In November 2011 the Company registered its High-Yield Senior Unsecured Corporate Bonds at the Securities Exchange Commission (SEC) (see note 22).

Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated financial statements.

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

(2)         Basis of Presentation

The accompanying consolidated financial statements have been authorised for issue by the directors of Grifols, S.A. on the basis of the accounting records of Grifols, S.A. and of the Group companies. The accompanying consolidated financial statements for 2012, 2011 and 2010 have been prepared under International Financial Reporting Standards, as issued by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2012 and 2011, as well as the consolidated results from their operations, consolidated comprehensive income, consolidated cash flows and changes in consolidated equity for the three-year period then ended.

The Group adopted EU-IFRS for the first time on 1 January 2004 and has been preparing its consolidated annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by Capital markets regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Group’s consolidated financial statements for 2012, 2011 and 2010 have been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board, and in the case of Grifols, S.A. and subsidiaries do not differ from IFRS as adopted by the European Union taking into account all mandatory accounting policies and rules and measurement bases with material effect, as well as the alternative treatments permitted by the relevant standards in this connection.

(a)                     Comparison of information

Changes to the presentation of the consolidated income statement

In 2012 the Group has decided to change the presentation of the consolidated income statement to functions instead of by nature, as it considers that this will enable a better understanding of the profitability of the business. Consequently, comparative data for 2011 and 2010 has also been modified.

Amendments to the comparative consolidated balance sheet

In 2011 Deferred Tax Assets and Deferred Tax Liabilities were not offset where the Group was legally entitled by the taxation authorities to do so. The Group considers that the effect was not material in the context of the consolidated financial statements as a whole and has therefore reclassified these comparatives. Previously reported amounts for each line corrected are Euros 185,824 thousand for Deferred Tax Asset and Euros 538,441 thousand for Deferred Tax Liabilities.

Acquisition of Talecris Group in 2011

As explained in note 3(c), on 2 June 2011 the Group acquired a 100% interest in the US company Talecris Biotherapeutics Holdings Corp. Therefore, the information for the year ended 31 December 2011 includes 7 months of activity of the Talecris companies. The information for the year ended 31 December 2010 includes twelve months’ activity of the Grifols companies only.

(b)                     Relevant accounting estimates, assumptions and judgements used when applying accounting principles

The preparation of the consolidated financial statements in conformity with IFRS-IASB requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. A summary of the items requiring a greater degree of judgement or complexity, or where the assumptions and estimates made are significant to the preparation of the consolidated financial statements are as follows:

•            The assumptions used for calculation of the fair value of financial instruments (see note 4(k)).

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

•            Evaluation of the effectiveness of hedging derivatives (see note 17(f)).

•            Evaluation of the nature of leases (operating or finance) (see note 4(j) and note 9(c)).

•            Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to the business combinations (see note 3).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•            Evaluation of the recoverability of tax credits including tax loss carryforwards and rights for deductions (note 29)

(c)                        Consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2012, 2011 and 2010, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

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

On 9 November 2010 the Group sold the 35% interest it held in the US company Quest International Inc. for a sale price of Euros 621 thousand

On 2 June 2011, the Group acquired 100% of the share capital of the US company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specialises in the production of plasma-derived biological medicines, for a total of Euros 2,593 million (US Dollars 3,737 million) (see note 3(c)).

In August 2011, the Group acquired the remaining 51% of the share capital of the holding company of the Australian-Swiss group Lateral-Medion, of which it had acquired 49% of the share capital and 100% of the voting rights on 3 March 2009 (see note 3(d)). During the third quarter of 2012 all of the Australian companies have been wound up, with the exception of Grifols Australia Pty Ltd. The assets and liabilities of these companies have been integrated into Grifols Australia Pty. Ltd.

On 29 February 2012 and in relation to the strategic R&D priorities of the Group, Grifols acquired 51% of the capital of Araclón Biotech, S.L. for a total of Euros 8,259 thousand (see note 3(a)).

During the first half of 2012, Grifols has incorporated a new company, under the name Gri-Cei, S/A Produtos para transfusão with the Brazilian company CEI Comercio Exportação e Importação de Materiais Médicos, Ltda in which Grifols owns 60% of shares and has the control of the company. Gri-Cei was established in order to manufacture bags for extraction, separation, conservation and transfusion of blood components in Brazil.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On 6 July 2012, the companies of the Gri-Cel, S.A. Group, which is the affiliate that centralises the Company’s investments in R&D companies and projects in fields of medicine other than its core business, acquired 40% of the capital of VCN Bioscience, S.L. for a total of Euros 1,500 thousand. This investment has been accounted for using the equity method. VCN Bioscience, S.L. is specialised in the research and development of new therapeutic approaches for tumours based on the use of oncologic viruses. Grifols has committed under certain conditions to finance VCN Bioscience, S.L.’s on-going projects for a minimum amount of Euros 5 million and it can result in Grifols’ increasing its share in the capital of VCN Bioscience, S.L.

(d)                       Changes to IFRS in 2012, 2011 and 2010

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

•                  IFRIC 19 Extinguishing financial liabilities with equity instruments (effective date: 1 July 2010).

•                  Amendment to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters (effective date: 1 July 2010).

•                  IFRS 3 Amendments resulting from May 2010 Annual Improvements (effective date: 1 July 2010).

•                  IAS 27 Amendments resulting from May 2010 Annual Improvements (effective date: 1 July 2010).

In accordance with the new IFRS 3 (mandatory application in years starting after 1 July 2009), transaction costs, which differ from costs of issuing debt or equity instruments, are recognised as an expense as incurred. The application of this new standard has an impact on the consolidated financial statements of the Grifols Group (see note 3).

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

•                  Improvements to IFRSs issued in May 2010.

•                  IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. Effective for annual periods beginning on or after 1 July 2010.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Effective date in 2012

i)                Standards effective as of 1 January 2012

•                  Amendment to IFRS 7 Financial Instruments: Disclosures — Transfers of Financial Assets (effective date for annual periods beginning on or after 1 July 2011).

ii)            Standards issued but not effective on 2012

•                  Amendment to IAS 12 Deferred Tax: Recovery of Underlying Assets (effective date for annual periods beginning on or after 1 January 2013).

•                  Amendments to IAS 1 Presentation of Components of Other Comprehensive Income. Effective for annual periods beginning on or after 1 July 2012.

•                  IAS 19 Employee Benefits. Effective for annual periods beginning on or after 1 January 2013.

•                  IFRS 10 Consolidated Financial Statements. Effective for annual periods beginning on or after 1 January 2013.

•                  IFRS 11 Joint Arrangements. Effective for annual periods beginning on or after 1 January 2013.

•                  IFRS 12 Disclosures of Interests in Other Entities. Effective for annual periods beginning on or after 1 January 2013.

•                  IFRS 13 Fair Value Measurement. Effective for annual periods beginning on or after 1 January 2013.

•                  IAS 27 Consolidated and Separate Financial Statements. Effective for annual periods beginning on or after 1 January 2013.

•                  IAS 28 Investments in Associates and Joint Ventures. Effective for annual periods beginning on or after 1 January 2013.

•                  IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. Effective for annual periods beginning on or after 1 January 2013.

•                  IFRS 7 Financial Instruments: Disclosures: Amendments to Disclosures on Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 January 2013.

•                  IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 January 2014.

•                  Amendments to IFRS 1 Government Loans (effective date 1 January 2013).

•                  Improvements to IFRSs (2009-2011) issued on 17 May 2012 (effective on 1 January 2013).

•                  Consolidated financial statements, joint arrangements and disclosure of interests in other entities: Transition guidance (issued on 28 June 2012). Improvements to IFRSs 10, 11 and 12. Effective on 1 January 2013.

•                  Investment Entities. Amendments to IFRSs 10 and 12 and IAS 27 (issued on 31 October 2012). Effective on 1 January 2014.

•                  IFRS 9 Financial Instruments. Effective for annual periods beginning on or after 1 January 2015

The Group has not applied any of the standards or interpretations issued prior to their effective date. At the date of issue of these consolidated financial statements it is not expected that the standards or interpretations published by the International Accounting Standards Board (IASB) will have a significant effect on the Group’s consolidated financial statements.

The application of the other standards has not had a significant impact on the Group’s consolidated financial statements or has not been applicable.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(3)         Business Combinations

2012

(a)         Araclón Biotech, S.L.

On 29 February 2012 and in relation to the Group’s strategic R&D priorities, Grifols acquired 51% of the capital of Araclón Biotech, S.L. for a total of Euros 8,259 thousand.

Araclón Biotech, S.L. was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s and the development of an effective immunotherapy (vaccine) for this disease.

The operation was carried out by the investment vehicle, Gri-Cel, S.A., that centralizes the Group’s investments in R&D projects in fields of medicine other than its core business, such as advanced therapies.

Grifols has committed under certain conditions to finance Araclon Biotech, S.L.’s on-going projects for the next five years. The total amount is expected not be higher than Euros 25 million and it will result in Grifols, S.A. increasing its share in the capital of Araclón Biotech, S.L.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

Thousands of Euros

Cash paid	8,259

Total cost of the business combination	8,259

Fair value of net assets acquired (Euros 4,448 thousand x 51%)	2,259

Goodwill (note 7)	6,000

Payment in cash	8,259
Cash and other liquid cash equivalents of the acquired company	(2,089)

Net cash outflow paid for the acquisition	6,170

Goodwill generated in the acquisition is attributed to the workforce and other synergies related to the R&D activity and tax deductions and unrecognised tax losses. This goodwill is allocated to the Diagnostic segment.

Had the acquisition taken place at 1 January 2012, the Group’s revenues and consolidated profit for the year ended 31 December 2012 would not have varied significantly.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At the date of acquisition the amounts of recognised assets, liabilities and contingent liabilities are as follows:

	Fair Value	Carrying amount
	Thousands of Euros	Thousands of Euros

Intangible assets (note 8)	12,525	1,365
Property, plant and equipment (note 9)	668	668
Non-current financial assets	600	600
Trade and other receivables	142	142
Cash and cash equivalents	2,089	2,089

Total assets	16,024	4,864

Non-current financial liabilities	3,932	3,932
Deferred tax liabilities (note 29)	138	138
Current financial liabilities	6,770	6,770
Trade and other payables	736	736

Total liabilities and contingent liabilities	11,576	11,576

Total net assets acquired	4,448	(6,712)

(b)         Plasma centres

On 22 October 2012 the Group acquired three plasma donation centres from the Canadian biopharmaceutical company Cangene Corporation. These plasma centres are located in Frederick, MD, Altamonte Springs, FL and Van Nuys, CA. (USA).

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date (or surplus net assets acquired over the combination cost) are as follows:

Thousands of Euros

Payment in cash	1,925
Total bussines combination cost	1,925
Fair Value of net assets acquired	1,133
Goddwill (note 7)	792

The fair value of net asset acquired includes property, plant and equipment amounting to Euros 1,054 thousand (see note 9).

Goodwill is allocated to the Bioscience segment.

Had the acquisition taken place at 1 January 2012, the Group’s revenue and consolidated profit for the year ended 31 December 2012 would not have varied significantly.

2011

(c)          Talecris Biotherapeutics Holdings Corp. and subsidiaries

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

In order to fulfil the terms of the Consent Agreement, the Group signed agreements for the sale of assets and entered into certain trade agreements for rentals and manufacture with the Italian company Kedrion for periods of up to seven years. These agreements have been implemented in 2011 and 2012.

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

•    Grifols undertakes to sell to Kedrion two plasma collection centres.  In addition, Grifols undertakes to sell to Kedrion 200,000 litres of plasma at a fixed price.

•    Grifols authorises Kedrion to sell IVIG and Albumin produced by Grifols for Kedrion on the US market.

As required by the Consent Agreement, Grifols implemented the terms contained therein within a ten-day period following the acquisition date.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of	Thousands of
	Euros	Dollars

Business combination cost (measurement of Class B shares)	829,799	1,195,574

Cash paid (US Dollars 19 per share)	1,763,601	2,540,997

Total business combination cost	2,593,400	3,736,571

Fair value of net assets acquired	1,052,163	1,515,957

Goodwill (excess of cost of business combination cost as percentage of fair value of net assets acquired) (see note 7)	1,541,237	2,220,614

Payment in cash	1,763,601	2,540,996
Cash and other liquid cash equivalent of the acquired company	(149,693)	(215,678)

Cash flow paid for the acquisition	1,613,908	2,325,318

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 2 June 2011 the Group did not have all the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination. During the second quarter of 2012 the Group has obtained additional information on events and circumstances existing at the acquisition date which has enabled it to accurately finalise the allocation of assets and liabilities as detailed in the table above. The allocation of the purchase price is therefore definitive. Goodwill has increased by Euros 2,514 thousand (see note 7) due to a change in the valuation of inventories and the recognition of a current provision arising from an onerous contract, both of which are net of tax effect. Comparative data for 2011 has not been re-expressed, as changes are immaterial. Goodwill has been allocated to the Bioscience segment.

The fair value of Class B shares was determined by the average price of the first weeks of issue of the shares, as this period is considered to provide a reference for determining the fair value of the shares as they were first listed on 2 June 2011.

Total expenses incurred in the transaction amounted to Euros 61.3 million, of which a total of Euros 44.3 million related to expenses for 2011 and a total of Euros 17 million in 2010.

Goodwill generated in the acquisition is attributed to the synergies, workforce and other expected benefits from the business combination of the assets and activities of the Group.

The acquisition of Talecris consolidated the Group’s position as the third largest producer of plasma products in the world, significantly increasing its presence in the USA. The acquisition led to greater availability of products on the market due to increased plasma collection and fractionation capacity.

Had the acquisition taken place at 1 January 2011, the Group’s revenue would have increased by Euros 507,039 thousand and consolidated profit for the year, excluding non-recurring expenses such as those related to the transaction and stock option cancellation costs derived from the change of control, would have increased by Euros 74,705 thousand. The revenue and profit of Talecris between the acquisition date and 31 December 2011 amounted to Euros 750,484 thousand and Euros 133,075 thousand, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At the date of acquisition the amounts of recognised assets, liabilities and contingent liabilities are as follows:

	Fair Value		Book value
	Thousands of	Thousands of	Thousands of	Thousands of
	Euros	US Dollars	Euros	US Dollars

Intangible assets (note 8)	846,504	1,219,643	21,122	30,432
Property, plant and equipment (note 9)	466,674	672,384	306,401	441,462
Non-current financial assets	1,466	2,112	1,466	2,112
Deferred tax assets	—	—	40,860	58,871
Assets held for sale	8,200	11,814	2,254	3,247
Inventories	449,049	646,989	490,976	707,398
Trade and other receivables	188,067	270,969	188,068	270,968
Other assets	2,364	3,406	2,364	3,406
Cash and cash equivalents	149,693	215,678	149,693	215,678

Total assets	2,112,017	3,042,995	1,203,204	1,733,574

Non-current provisions (note 21)	9,250	13,327	9,250	13,327
Non-current financial liabilities	6,289	9,061	6,289	9,061
Current financial liabilities	473,085	681,621	473,085	681,621
Current provisions (note 21)	68,738	99,038	31,180	44,924
Trade and other payables	152,844	220,218	152,844	220,218
Other current liabilities	48,533	69,927	43,510	62,689
Deferred tax liabilities	301,115	433,846	—	—

Total liabilities and contingent liabilities	1,059,854	1,527,038	716,158	1,031,840

Total net assets acquired	1,052,163	1,515,957	487,046	701,734

Fair values were determined using the following methods:

•            Intangible assets: the fair value of intangible assets (primarily the currently marketed products) has been calculated based on “excess earnings” (income approach), whereby the asset is measured after deducting charges or rentals that must be settled to enable use of the remaining assets required to operate the intangible asset being measured.

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

•            Contingent liabilities: the fair value of contingent liabilities has been determined using the “income approach” based on forecast payments and a probability scenario.

(d)         Australian-Swiss Group

In August 2011, the Group acquired the remaining 51% of the share capital of Woolloomooloo Holdings Pty Ltd, the holding company of the Australian-Swiss group Lateral-Medion, of which it had acquired 49% of the share capital and 100% of the voting rights on 3 March 2009 and over which it had exercised control since that date. The acquisition of the remaining 51% of the share capital amounted to AUS Dollars 12.5 million (Euros 9.5 million). The difference between the amount paid and the non-controlling interest was recorded as a Euros 2.2 million increase in reserves.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Information on subsidiaries forming the consolidated Group is included in Appendix I.

The income, expenses and cash flows of subsidiaries are included in the consolidated financial statements from the date of acquisition, which is when the Group takes control  until the date that control ceases.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

During 2011 the Talecris business combination could only be determined provisionally.

In these cases, net identifiable assets have initially been recognised at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognised at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

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

Business combinations made prior to 1 January 2010

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquire, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent considerations or subsequent variations to contingent considerations is recognised as a prospective adjustment to the cost of the business combination.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit or loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated income statement (consolidated statement of comprehensive income).

The consolidated profit or loss for the year (consolidated comprehensive income) and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, whether or not control exists is determined taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries.

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

Nevertheless, as of 1 January 2010, profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognised as a separate transaction.

The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognised as an equity instrument transaction. Consequently, no new acquisition cost arises on increases nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognised in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognised at their share of the net consolidated assets, including goodwill.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Property, plant and equipment are depreciated using the following criteria:

	Depreciation method	Rates

Buildings	Straight line	1% - 3%
Other property, technical equipment and machinery	Straight line	10%
Other property, plant and equipment	Straight line	7% - 33%

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(h)        Intangible assets

(i) Goodwill

Goodwill is generated on the business combinations. Goodwill is calculated using the criteria described in the section on business combinations.

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

(iv) Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclón includes the fair value of research and development projects in progress.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

Estimated years of
	Amortisation method	useful life

Development expenses	Straight line	3-5
Concessions, patents, licences, trademarks and similar	Straight line	5-15
Computer Software	Straight line	3-6
Other intangible assets	Straight line	30

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

•                            Operating leases

Lease payments under an operating lease (excluding incentives) are recognised as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit.

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

•                  If the sale price is below fair value, any profit or loss is recognised immediately. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

(k)  Financial instruments

(i) Classification of financial instruments

Financial instruments are classified on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument set out in IAS 32, Financial Instruments: Presentation.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(x)                                 Derecognition and modifications of financial liabilities

A financial liability, or part of it, is derecognised when the Group either discharges the liability by paying the creditor, or is legally released from primary responsibility for the liability either by process of law or by the creditor.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The exchange of debt instruments between the Group and the counterparty or substantial modifications of initially recognised liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, providing the instruments have substantially different terms.

The Group considers the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability.

If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.

The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

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

(i)        Cash flow hedges

The Group recognises the portion of the gain or loss on the measurement at fair value of a hedging instrument that is determined to be an effective hedge in other comprehensive income. The ineffective portion and the specific component of the gain or loss or cash flows on the hedging instrument, excluding the measurement of the hedge effectiveness, are recognised with a debit or credit to finance costs or finance income.

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

(m)    Equity instruments

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

Transaction costs related with treasury equity instruments, including the issue costs related with a business combination, are accounted for as a deduction from equity, net of any tax effect.

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

•                  Goods for resale and finished goods: estimated selling cost, less costs to sell;

•                  Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale;

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

•                  the amount of revenue and costs can be measured reliably;

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

As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognises these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorised wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when believes that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

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

(iii)                               Revenue from interest

The Group has been recognising interest receivable from the different Social Security affiliated bodies, to which it provides goods or services, on an accruals basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group has decided to modify its accounting policy regarding late payment interest. Since June 2012 the Group has been recognising late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Deferred tax assets which do not meet the above conditions are not recognised in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognised now meet the conditions for recognition.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Trade receivables

The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of delayed payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. During 2012, as a result of the condition imposed by the Spanish Government to waive late payment interest on past due receivables, the Group has recognised a loss due to the waiving of interest owed by the Social Security (see note 13). No significant bad debt issues have been detected for sales to private entities.

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

On 29 February 2012 the Group finished amending the terms and conditions of the senior debt agreement entered into in November 2010. In addition to the improved conditions and the elimination of certain bank covenants, the Group has repaid in advance approximately US Dollars 240 million from the non-current senior debt.

Subsequent to this re-financing, the Group has a non-current revolving credit facility of US Dollars 204 million at 31 December 2012 (unused at year end) and a non-current loan consisting of two tranches amounting to US Dollars 2,746 million. The Group also has US Dollars 1,100 million (Euros 834 million) of corporate bonds issued in January 2011. The average maturity of this non-current senior debt  and corporate bond is 4.2 years.

At 31 December 2012 the Group has total cash and cash equivalents of Euros 473 million. The Group also has more than Euros 347 million in unused credit facilities, including US Dollars 204 million on the revolving credit facility.

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

The Group holds several investments in foreign operations, the net assets of which are exposed to currency risk. Currency risk affecting net assets of the Group’s foreign operations in US Dollars are mitigated primarily through borrowings in this foreign currency.

The Group’s main exposure to currency risk is due to the US Dollar, which is used in a significant percentage of transactions in foreign currencies. Since revenues in US Dollars account for 110% (93% from June to December 2011) of purchases and expenses in US Dollars, the Group has a high natural hedge against US Dollar fluctuations and therefore the risks associated with such exchange-rate fluctuations are minimal.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of the Group’s exposure to currency risk at 31 December 2012 and 2011 of the most significant financial instruments are shown in note 32.

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

A significant part of the financing obtained during 2011 accrues interest at fixed rates. This fixed interest debt (corporate bond) amounts to US Dollars 1,100 million, which represents approximately 29% of the Group’s total debt in US Dollars.

For the remaining senior debt in US Dollars, which totals US Dollars 2,222 million, the Group has partially contracted a variable to fixed interest rate swap. At 31 December 2012 the nominal part of this hedging instrument amounts to US Dollars 1,399 million. This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal. The purpose of these swaps is to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps the Group undertakes to exchange the difference between fixed interest and variable interest with other parties periodically. The difference is calculated based on the contracted notional amount (see notes 17(f) and 32). The notional amount of the swap contracted by the Group hedges 63% (61% at 31 December 2011) of the senior variable interest rate debt denominated in US Dollars at 31 December 2012.

Senior debt in Euros represents approximately 14% of the Group’s total debt at 31 December 2012 (15% at 31 December 2011).  The total senior debt is at variable rates. In order to manage the cash flow interest rate risks a hedging operation has taken place by contracting derivative financial instruments consisting of variable to fixed interest rate swaps. The nominal part of this hedging instrument amounts to Euros 100 million, representing hedging of 25% (23% at 31 December 2011) of the senior variable interest rate debt denominated in Euros at 31 December 2012 (see notes 17 (f) and 32).

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

The Group has signed two unquoted futures contracts, the underlying asset of which is shares in Grifols, S.A. and it was therefore exposed to risk of value fluctuations. These contracts have been settled during 2012 (see note 32).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2012 and 2011 the Group holds treasury stock equivalent to 0.05% of its share capital. The Group does not have a formal plan for repurchasing shares.

In accordance with the senior unsecured debt contract, Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5.

(6)         Segment Reporting

In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated financial statements.

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

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•                  Balance sheet: cash and cash equivalents, other receivables, public entities, deferred tax assets and liabilities, loans and borrowings and certain payables.

•                  Income statement: general administration expenses, finance income / expense and income tax.

There have been no significant inter-segment sales.

(a)           Operating segments

The operating segments defined by the steering committee are as follows:

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of net sales by groups of products for 2012, 2011 and 2010 as a percentage of net sales are as follows:

	Thousands of Euros
	2012	2011	2010
Bioscience
Hemoderivatives	2,324,237	1,530,063	771,745
Other hemoderivatives	851	1,137	1,626
Diagnostic
Transfusional medicine	103,809	86,591	78,550
In vitro diagnosis	30,532	30,767	30,538
Hospital
Fluid therapy and nutrition	53,556	52,693	49,454
Hospital supplies	42,315	42,671	40,099
Raw materials and others	65,644	51,691	18,718

Total	2,620,944	1,795,613	990,730

The Group has concluded that the haemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

•                  All these products are human plasma derivatives and are manufactured in a similar way.

•                  The customers and methods used to distribute these products are similar.

•                  All these products are subject to the same regulations regarding production and the same regulatory environment.

(b) Geographical information

Geographical information is grouped into three areas:

•                  United States of America and Canada

•                  Spain

•                  Rest of the European Union

•                  Rest of the world

For management purposes, the Group excludes the raw material segment from the geographical details as it relates to operations which do not form part of the Group’s core business.  Sales and assets of the Raw Material segment correspond mainly to the USA.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c) Main customer

Income from a Bioscience segment customer represents approximately 10.3% of the Group’s total income (10.2% in 2011).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(7)         Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2011 are as follows:

		Thousands of Euros
		Balances at	Business		Translation	Balances at
	Segment	31/12/2010	Combination	Impairment	differences	31/12/2011
Net value

Grifols UK.Ltd. (UK)	Bioscience	7,982	—	—	243	8,225
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	—	6,118
Biomat USA. Inc.(USA)	Bioscience	113,052	—	—	3,696	116,748
Plasmacare. Inc.(USA)	Bioscience	38,464	—	—	1,258	39,722
Woolloomooloo Holdings Pty Ltd. (Australia)	Diagnostic	23,832	—	(13,000)	38	10,870
Talecris Biotherapeutics (USA)	Bioscience	—	1,538,723	—	174,695	1,713,418

		189,448	1,538,723	(13,000)	179,930	1,895,101

(note 3(c))

Details of and movement in this caption of the consolidated balance sheet at 31 December 2012 are as follows:

		Thousands of Euros
		Balances at	Business	Translation	Balances at
	Segment	31/12/2011	Combination	differences	31/12/2012
Net value

Grifols UK,Ltd. (UK)	Bioscience	8,225	—	195	8,420
Grifols Italia,S.p.A.(Italia)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc. (USA)	Bioscience	116,748	792	(2,269)	115,271
Plasmacare, Inc. (USA)	Bioscience	39,722	—	(768)	38,954
Grifols Australia Pty Ltd.	Diagnostic	10,870	—	25	10,895
Talecris Biotherapeutics (USA)	Bioscience	1,713,418	2,514	(31,691)	1,684,241
Araclón Biotech, S.L. (España)	Diagnostic	—	6,000	—	6,000

		1,895,101	9,306	(34,508)	1,869,899

(note 3)

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

The recoverable amount of the CGUs was calculated based on their value in use, with the exception of Araclón Biotech, S.L, the recoverable amount of which has been determined on the basis of fair value less costs to sell due to the fact that the transaction is recent. This value in use calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The key assumptions used in calculating impairment of the CGUs for 2012 have been as follows:

	Growth rate	Discount rate pre tax

Bioscience	2%	11.33%
Diagnostic-Australia	2%	10.55%

The key assumptions used in calculating impairment of the CGUs for 2011 have been as follows:

	Growth rate	Discount rate pre tax

Bioscience	2%	11.70%
Diagnostic-Australia	2%	11.40%

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

As the recoverable amount of the Bioscience CGU is much higher than the carrying amount of the Bioscience segment’s net assets, specific information from the impairment test sensitivity analysis is not included.

Based on the results of the impairment test performed on the CGU in Australia, the Group recognised impairment of Euros 13 million for goodwill in 2011. On the basis of the impairment test for 2012, a 15% reduction in the gross margin of projections would mean that the value in use of the business would be equal to the carrying amount of the CGU’s assets.

At 31 December 2012 Grifols’ stock market capitalisation totals Euros 7,784 million (Euros 3,723 million at 31 December 2011).

(8)         Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2012 and 2011 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

Intangible assets mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products (see note 3(c)).

The cost and amortisation of the currently marketed products at 31 December 2011 is as follows:

	Thousands of Euros
	Balance at	Business		Translation	Balance at
	31/12/2010	Combination	Additions	differences	31/12/2011

Cost of currently marketed products - Gamunex	—	832,871	—	94,558	927,429
Accumulated amortisation of currently marketed products - Gamunex	—	—	(16,648)	(1,385)	(18,033)

Carrying amount of currently marketed products - Gamunex	—	832,871	(16,648)	93,173	909,396

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The cost and amortisation of currently marketed products at 31 December 2012 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2011	Additions	differences	31/12/2012

Cost of currently marketed products - Gamunex	927,429	—	(17,925)	909,504
Accumulated amortisation of currently marketed products - Gamunex	(18,033)	(31,125)	1,157	(48,001)

Carrying amount of currently marketed products - Gamunex	909,396	(31,125)	(16,768)	861,503

Intangible assets recognised relate to products acquired from Talecris and comprise the rights on the Gamunex product, its commercialisation and distribution licence, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

The estimated useful life of the currently marketed products is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortised on a straight-line basis.

At 31 December 2012 the residual useful life of currently marketed products is 28 years and 5 months (29 years and 5 months at 31 December 2011).

(a)         Fully-amortised assets

The cost of fully-amortised intangible assets in use at 31 December 2012 and 2011 is Euros 74,356 thousand and Euros 63,899 thousand, respectively.

(b)         Self — constructed intangible assets

The Group has recognised Euros 14,734 thousand (Euros 11,290 thousand at 31 December 2011) as self-constructed assets.

(c) Purchase commitments

At 31 December 2012 the Group has property, plant and equipment purchase commitments amounting to Euros 764 thousand (Euros 452 thousand at 31 December 2011).

(d) Intangible assets with indefinite useful lives and development costs in progress

At 31 December 2012 the Group has licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 24,921 thousand (Euros 25,283 thousand at 31 December 2011). The Group has also an amount of Euros 26,254 thousand as costs of development in progress (Euros 17,372 thousand at 31 December 2011).

(e)          Losses on disposal of intangible assets

Total losses incurred on disposals of intangible assets in 2012 amount to Euros 6.1 million (profit of Euros 1 million in 2011).

Impairment testing:

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(9)         Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2012 and 2011 are included in Appendix IV, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2012 and 2011 mainly comprise investments made to extend the companies’ equipments and to increase their productive capacity.

a)             Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2012 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

b)         Profit on disposal of property, plant and equipment

In July 2012 the Group sold the Melville fractionation plant for US Dollars 22.7 million (Euros 18.3 million) to Kedrion, generating a profit of Euros 0.6 million. The Group has a lease contract for this plant.

Total losses incurred on disposals of property, plant and equipment for 2012 amount to Euros 7.7 million (Euros 23.9 million in 2011).

c)              Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2011:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Net value
Asset

Land and Buildings	3,687	(1,175)	2,512
Plant and machinery	33,398	(5,744)	27,654

	37,085	(6,919)	30,166

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2012:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Net value
Asset

Land and Buildings	2,089	(540)	1,549
Plant and machinery	31,811	(8,988)	22,823

	33,900	(9,528)	24,372

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 22 (a.1.3).

During 2011 the Group signed a number of contracts for the sale and leaseback of a production plant and the corresponding machinery and other equipment to third party companies California Biogrif 330, LP and LA 300 Biological Financing, LP, respectively.  The Group also entered into a 99-year lease contract with the same lessor for the land on which the plant sold is built. The lease for the plant was considered as an operating lease while the lease for the machinery and other equipment was considered a finance lease, taking into account the terms of the related purchase option (see note 9(g)(ii)).

d)             Fully-depreciated assets

The cost of fully depreciated property, plant and equipment in use at 31 December 2012 and 2011 is Euros 122,360 thousand and Euros 113,567 thousand, respectively.

e)              Self — constructed non-current assets

At 31 December 2012 the Group has recognised Euros 36,877 thousand as work carried out for property, plant and equipment (Euros 23,258 thousand at 31 December 2011).

f)               Purchase commitments

At 31 December 2012 the Group has property, plant and equipment purchase commitments amounting to Euros 24,774 thousand (Euros 26,950 thousand at 31 December 2011).

g)             Sale and leaseback of buildings

(i)                                     Sale and leaseback of Spanish properties

On 10 May 2011 the Group sold five properties located in Spain to Gridpan Invest, S.L., a wholly owned subsidiary of Scranton Enterprises, B.V., a shareholder of Grifols, S.A., for Euros 80.4 million (see note 33).These properties related to non-core assets such as offices, warehouses and factory premises. Two of the properties were sold together with their related mortgage loans for a total of Euros 53.5 million.

As a result of this operation, the Group incurred a net loss of Euros 7.4 million in 2011, which included Euros 2 million in brokerage fees paid to a related company (see note 33).  The prices paid for the properties were established based on appraisals made by independent appraisers.

At the same time, operating lease agreements for the aforementioned properties were entered into with Gridpan Invest, S.L., the key terms of which were as follows:

•                  Compulsory initial term of five years

•                  Initial rent established at market prices and subject to annual review, based on the percentage variation in the Spanish Consumer Price Index (CPI)

•                  Automatic extensions for five-year periods that can be terminated by either party by advance six months notice.

•                  Upon vacating the premises, Grifols will be compensated by the lessor for any on-site assets in which it has invested, insofar as these have a residual value and are not recoverable by Grifols.

Grifols also signed a purchase option on the shares of Gridpan Invest, S.L., which is exercisable between 10 May 2016 and 10 May 2017 and for which no consideration was required. The strike price will be calculated as the exercise date market value, as determined by independent appraisers.

The rental expense incurred by the Group in 2012 for these contracts amounted to Euros 8,020 thousand (Euros 4,909 thousand during 2011), coinciding fully with the minimum contractual payments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The plant lease was considered an operating lease whilst the lease on the machinery and other equipment was considered a finance lease in accordance with the terms of the purchase option. As a result of the sale of the plant, the Group incurred a net loss of US Dollars 2.4 million in 2011 (Euros 1.3 million), mainly due to the expenses incurred by the Group during the operation.

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

The rental expense incurred by the Group in 2012 for the operating lease contracts amounted to Euros 1,878 thousand (Euros 1,076 thousand in 2011), coinciding fully with the minimum contractual payments.

North Carolina, NC, USA

On 29 December 2011, the Group signed a number of contracts for the sale and leaseback of certain buildings and equipment under construction (jointly denominated “New Fractionation Facility” or “NFF”), located in Clayton, North Carolina (USA), with the related company Scranton Enterprises USA, Inc, (hereinafter “Scranton”) (see note 33).

The sale price was US Dollars 199 million (Euros 152 million), which has been collected as follows:

•                  In December 2011 the Group received US Dollars 115 million (Euros 88 million).

•                  In June 2012 the Group received the whole outstanding amount for a total of US Dollars 84 million (Euros 67 million) (see note 13).

As a result of the transaction, the Group recognised a net loss of US Dollars 12.1 million (Euros 8,9 million) in 2011, primarily due to the brokerage fees paid to a related company, which amounted to US Dollars 10 million (see note 33).

The main terms of the operating lease contract for the building are as follows:

•                  Compulsory initial lease term: eight years

•                  The annual rent was established at a minimum of US Dollars 20.5 million, subject to annual increases in line with inflation.

•                  Option enabling Grifols to renew and extend the contract for a further five years.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                  Automatic renewal for additional five-year periods unless one of the parties gives six months’ notice to the contrary.

•                  Upon vacating the premises, Grifols will be compensated by the lessor for any on-site assets in which it has invested, insofar as these have a residual value and are not recoverable by Grifols.

•                  Scranton Enterprises USA Inc. has required Grifols to lodge a cash or bank guarantee of US Dollars 25 million.

The main terms of the lease contract for the land on which the NFF building is located are as follows:

•                  Initial lease period: 99 years

•                  The annual rent has been established at a minimum of US Dollars 1 per year.

The Group contracted a purchase option on the shares of Scranton Investments, B.V., a shareholder of Scranton Enterprises USA, Inc. This option, which has a cost of US Dollars 4 million (see note 11), can be exercised on the date on which the license is granted by the Food and Drug Administration (FDA), at five and ten years from that date, and on the expiry date of the lease contract. The purchase price will vary depending on the market value determined on the date the option is exercised.

The rental expense incurred by the Group in 2012 relating to operating lease contracts amounted to Euros 16,037 thousand, an amount which fully corresponded to the minimum contractual payments.

(10)      Equity Accounted Investments

Details of and movement in this caption in the consolidated balance sheet at 31 December 2010 are as follows:

	Thousands of Euros
	Balances at	Attributable			Translation	Balances at
	31/12/2009	profit/loss	Disposals	Acquisitions	Differences	31/12/2010

Equity accounted investments	383	(879)	(463)	1,472	85	598
	383	(879)	(463)	1,472	85	598

Details of and movement in this caption in the consolidated balance sheet at 31 December 2011 are as follows:

	Thousands of Euros
	Balances at	Attributable		Balances at
	31/12/2010	profit/loss	Acquisitions	31/12/2011

Equity accounted investments	598	(1,064)	1,467	1,001
	598	(1,064)	1,467	1,001

Details of and movement in this caption of the consolidated balance sheet at 31 December 2012 are as follows:

	Thousands of Euros
	Balances at	Attributable		Balances at
	31/12/2011	profit/loss	Acquisitions	31/12/2012

Equity accounted investments	1,001	(1,407)	2,972	2,566
	1,001	(1,407)	2,972	2,566

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Summarised financial information on the equity accounted investments is as follows:

		Percentage	Thousands of Euros
	Country	ownership	Assets	Liabilities	Equity	Result

31/12/2010

Nanotherapix, S,L,	Spain	51%	2,375	1,212	1,163	(312)

31/12/2011

Nanotherapix, S,L,	Spain	51%	3,364	1,401	1,963	(672)

31/12/2012

VCN Bioscience, S.L.	Spain	40%	752	427	325	(803)
Nanotherapix, S.L	Spain	51%	3,579	860	2,719	(715)

			4,331	1,287	3,044	(1,518)

(11)      Non-Current Financial Assets

Details of this caption of the consolidated balance sheet at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/2012	31/12/2011

Non-current guarantee deposits	3,203	3,555
Assets available for sale	—	—
Non-current derivatives (note 32)	4,502	3,091
Loans to third parties	5,420	5,755
Other non-current financial assets (note 9(g)(ii))	3,401	—

Non-current financial assets	16,526	12,401

Loans to third parties primarily comprise three mortgage loans extended to the owners of several plasma centres. These loans have a term of 20 years, bear interest at fixed rates and have been secured with mortgage collateral and personal guarantees.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(12)               Inventories

Details of inventories at 31 December are as follows:

	Thousands of Euros
	2012	2011

Goods for resale	95,845	89,562
Raw materials and other supplies	342,536	360,977
Work in progress and semi-finished goods	372,520	390,813
Finished goods	232,484	224,531

	1,043,385	1,065,883

Less, inventory provision	(44,741)	(35,542)

	998,644	1,030,341

Net purchases include purchases made in the following non Euro functional foreign currencies:

	Thousands of Euros
	31/12/2012	31/12/2011	31/12/2010
Currency
US Dollar	467,840	320,535	145,584
Other currencies	7,086	8,273	6,569

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2012	31/12/2011	31/12/2010

Balance at 1 January	35,542	4,584	—
Net charge for the year	13,019	7,333	4,514
Business combinations	4,036	37,668	—
Net cancellations for the year	(8,567)	(17,315)	—
Translation differences	711	3,272	70

Balance at 31 December	44,741	35,542	4,584

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(13)               Trade and other receivables

Details at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/2012	31/12/2011

Trade receivables	366,022	408,263
Debtors, sundry	20,272	91,976
Associates (note 33)	26	17
Personnel	315	294
Advances for fixed assets	147	228
Other advances	5,506	5,843
Public entities, other receivables	17,567	10,258
Other receivables	43,833	108,616
Current income tax assets	37,318	15,110
	447,173	531,989

Trade receivables

Trade receivables, net of the provision for bad debts and provisions for discounts (see note 25), include notes receivable discounted at banks and pending maturity at 31 December 2012, which amount to Euros 1,129 thousand (Euros 1,153 thousand at 31 December 2011).

At the end of June 2012 the Group received an amount of Euros 157 million from the Spanish Government relating to receivables from the Social Security, of which Euros 109 million of which comprise receivables previously sold to a financial institution.

The Spanish Government imposed the condition that the interest owed by the Social Security authorities should be waived, in order to collect the principal of the receivables. The Group has recognised a loss of approximately Euros 11.6 million in its financial statements for the interest claimed from the Social Security authorities which has been waived and included under finance costs for 2012.

Trade receivables include balances in the following non Euro foreign functional currencies:

	Thousands of Euros
	31/12/2012	31/12/2011
Currency
US Dollar	158,182	149,059
Chilean Peso	23,050	12,574
Mexican Peso	6,124	11,982
Argentinean Peso	6,917	4,919
Brazilian Real	3,696	3,339
Czech Crown	2,141	2,658
Pound Sterling	3,524	3,017
Thai Baht	1,647	1,514
Polish Zloty	1,695	2,668
Australian Dollar	940	2,648
Other currencies	3,688	2,071

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Other receivables

At 31 December 2011 other receivables included US Dollars 84 million (Euros 67 million) receivable from Scranton Enterprises USA, Inc in respect of the sale of the property included in the NFF transaction. This amount has been fully collected during the first half of 2012 (see note 9(g)(ii)).

During 2012, 2011 and 2010 certain Spanish companies of the Grifols Group have sold receivables from several public entities, without recourse, to Deutsche Bank, S.A.E. Under these contracts, the Group receives an initial payment which usually amounts to approximately 90% of the nominal amount of the receivables sold less the associated transaction costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once Deutsche Bank has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognised in the balance sheet as a balance receivable from Deutsche Bank. The deferred amount (equivalent to the continuing involvement) represents an amount of Euros 6,132 thousand at 31 December 2012 (Euros 19,286 thousand at 31 December 2011), which does not differ significantly from its fair value and coincides with the amount with maximum exposure to losses. Deutsche Bank makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to Deutsche Bank and has therefore derecognised the asset transferred, as the risks and rewards inherent to ownership have not been substantially retained.

Certain foreign Group companies and one Spanish company have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2012 amount to Euros 197 million (Euros 157 million in 2011).

The finance cost of these operations for the Group totals approximately Euros 7,406 thousand which has been recognised under finance costs in the consolidated income statement for 2012 (Euros 6,185 thousand in 2011 and Euros 5,378 in 2010) (see note 28).

Details of balances with related parties are shown in note 33.

Receivables from public administrative entities are as follows:

	Thousands of Euros
	31/12/2012	31/12/2011

Taxation authorities, VAT	14,101	9,258
Social Security	89	82
Public entities, grants	2,683	—
Other public entities	694	918

Public entities, other receivables	17,567	10,258

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Current Income tax assets

Current tax assets are as follows:

	Thousands of Euros
	31/12/2012	31/12/2011

Recoverable income tax:
Current year	29,884	9,528
Prior years	7,434	5,582

Current income tax assets	37,318	15,110

(14)               Other Current Financial Assets

Details of this caption of the consolidated balance sheet at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/2012	31/12/2011

Current investments	—	10,608
Guarantee deposits	192	—
Current loans to third parties	268	2,677
Financial derivatives (note 32)	—	3,619

Total other current financial assets	460	16,904

“Current financial investments” included current guarantee deposits held in financial institutions.

(15)               Other Current Assets

Details of this caption of the consolidated balance sheet at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/2012	31/12/2011

Prepaid expenses — professional services	5,436	2,188
Prepaid expenses — insurance	4,063	1,276
Prepaid expenses — leases	2,357	1,759
Other prepaid expenses	3,104	4,172

Total other current assets	14,960	9,395

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(16)               Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Current deposits	296,437	52,908
Cash and banks	176,890	287,678

Total cash and cash equivalents	473,327	340,586

During 2011 the Group performed certain financing and/or investment operations that did not require the use of cash or cash equivalents:

•                  The Group sold properties in Spain and the US for an amount of Euros 214 million (excluding the outstanding balance of Euros 63 million). These properties had mortgages of Euros 53.5 million and the net cash inflow for these transactions amounted to Euros 160 million (see note 9(g)). During 2012 the Group has collected the total amount receivable of Euros 67 million.

•                  Part of the payment for the acquisition of Talecris was made through the distribution of Class B shares (see note 3(c)). The issue of Class B shares had no impact on cash.

Details of cash and cash equivalents at 31 December 2012 and 2011 by functional currency are as follows:

	Thousands of Euros
	31/12/12	31/12/11
Functional currency
Euro	115,682	105,308
US Dollar	345,055	225,053
Other currency	12,590	10,225

	473,327	340,586

(17)               Equity

Details of consolidated equity and changes are shown in the consolidated statement of changes in equity.

(a)         Share capital

At 31 December 2010 the Company’s share capital were represented by 213,064,899 ordinary shares of Euros 0.50 par value each, which are subscribed and fully paid and have the same voting and profit-sharing rights.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Automated Quotation (NASDAQ). The trading of Class B Shares on the Spanish Automated Quotation System and the ADSs on the NASDAQ started on 2 June 2011.

At the extraordinary general shareholders’ meeting held on 2 December 2011, the shareholders of Grifols agreed to increase share capital by Euros 2,969 thousand with a charge to voluntary reserves by issuing 29,687,658 new shares without voting rights to remunerate the shareholders.

The total transaction costs incurred by the Group in relation to the aforementioned capital increases amounted to Euros 2,870 thousand at 2011.

At 31 December 2012, the Company’s share capital amounts to Euros 117,882,384 and comprises:

•                  Class A shares: 213,064,899 ordinary shares of Euros 0.50 par value each, subscribed and fully paid and of the same class and series.

•                  Class B shares: 113,499,346 non-voting preference shares of 0.10 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new class B shares without voting rights and with a charge to voluntary reserves. This issue was raised in public deed on 4 January 2013 and the shares were traded on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013 (see note 34).

The fair value of the Class B shares issued in June 2011 was estimated based on their market value during the first few weeks of listing as they were first listed on 2 June 2011. The positive difference, totalling Euros 52,864 thousand, arose from the difference between their fair value assigned by deed (Euros 776,935 thousand) and their fair value (Euros 829,799 thousand), and was recognised in reserves.

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

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifol’s Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie. 1 ADS represents 1 Class B share. The previous ratio was 2 ADSs per 1 Class B share.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company only has information on the identity of its shareholders when this information is provided voluntarily or to comply with prevailing legislation. Based on the information available to the Company, its shareholders representing more than 10% of the Company’s total capital at 31 December 2012 and 2011 are as follows:

	Percentage ownership
	31/12/12	31/12/11

Capital Research and Management Company	9.98%	15.02%
Otros	90.02%	84.98%

	100.00%	100.00%

(b)              Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

(c)               Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2012, Euros 33,097 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 29,705 thousand at 31 December 2011) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

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

At 31 December 2012 the legal reserve of the Company amounts to Euros 21,323 thousand (Euros 21,306 thousand at 31 December 2011).

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2012 and 2011 the balance of the legal reserve of other Spanish companies amounts to Euros 2,106 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 587 thousand (Euros 687 thousand at 31 December 2011).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(d)          Treasury stock

Movement in Class A treasury stock during 2011 is as follows:

	No. of Class A shares	Thousands of Euros

Balance at 1 January 2011	158,326	1,927

Acquisitions	—	—

Balance at 31 December 2011	158,326	1,927

The Company received 15,832 Class B shares from the share capital increase approved by the shareholders at the extraordinary general shareholders’ meeting held on 2 December 2011 (see section (a) of this note).

Movement in Class A treasury stock during 2012 is as follows:

	No. of Class A shares	Thousands of Euros

Balance at 1 January 2012	158,326	1,927

Acquisitions Class A	210,257	5,192
Disposals Class A	(210,257)	(4,061)

Balance at 31 December 2012	158,326	3,058

Movement in Class B treasury stock during 2012 is as follows:

	No. of Class B shares	Thousands of Euros

Balance at 1 January 2012	15,832	—

Acquisitions Class B	250	2

Balance at 31 December 2012	16,082	2

The Parent holds Class A and B treasury stock equivalent to 0.05% of its capital at 31 December 2012 and 2011.

(e)           Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5.

The board of directors will propose to the shareholders at their annual general meeting that the profit of the Parent Grifols, S.A. for the year ended 31 December 2012, amounting to Euros 52,369 thousand, be transferred to reserves (accumulated gains).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The distribution of the profit for the year ended 31 December 2011 is presented in the consolidated statement of changes in equity.

(f)            Cash flow hedges

In June and October 2011 Grifols contracted variable to fixed interest-rate swaps for initial nominal amounts of US Dollars 1,550 million and Euros 100 million, respectively, to hedge interest-rate risk on its senior debt. The Group has recognised these financial derivatives as cash flow hedges (see notes 5(a) and 32).

Ineffectiveness arising from cash flow hedges recognised as finance income and cost in the consolidated income statement (statement of comprehensive income) for 2012 totals Euros 226 thousand.

(18)                Earnings per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	2012	2011	2010

Profit for the year attributable to equity instrument holders of the Parent (thousands of Euros)	256,686	50,307	115,513

Weighted average number of ordinary shares in circulation	342,701,194	308,036,270	258,899,952
Basic earnings per share (Euros per share)	0.75	0.16	0.45

The weighted average number of ordinary shares issued is determined as follows:

	Number of shares
	2012	2011	2010

Issued ordinary shares at 1 January	342,709,051	258,897,363	259,002,363
Effect of shares issued	—	49,138,907	—
Effect of treasury stock	(7,857)	—	(102,411)
Average weighted number of ordinary shares issued at 31 December	342,701,194	308,036,270	258,899,952

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2012, 2011 and 2010 basic and diluted earnings per share are the same as no potential diluting effects exist.

During 2012 the number of shares has changed with no effect on the Company’s resources. Ordinary and diluted basic earnings have been adjusted by the capital increase taking place subsequent to 2012 close and before the issue of these consolidated financial statements. The number of shares has also been adjusted as though this change had occurred at the beginning of the aforementioned period, whereby 2011 and 2010 figures have been re-expressed.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(19)               Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2011 are as follows:

	Thousands of Euros
				Acquisition of
				non-
	Balances at			controlling	Translation	Balances at
	31/12/10	Additions	Disposals	interests	differences	31/12/11

Grifols (Thailand) Pte Ltd	1,717	197	(108)	—	(36)	1,770
Grifols Malaysia Sdn Bhd	681	38	—	—	(2)	717
Woolloomooloo Holdings Pty Ltd.	11,952	(314)	(105)	(11,645)	112	—

	14,350	(79)	(213)	(11,645)	74	2,487

Details of non-controlling interests and movement at 31 December 2012 are as follows:

	Thousands of Euros
			Busines
			Combination
			/ Addition to
	Balances at		consolidated		Translation	Balances at
	31/12/11	Additions	Group	Disposals	differences	31/12/12

Grifols (Thailand) Pte Ltd	1,770	22	—	(59)	28	1,761
Grifols Malaysia Sdn Bhd	717	(16)	—	—	12	713
Araclón Biotech, S.A.	—	(1,316)	2,188	—	—	872
Medion Grifols Diagnostic AG	—	23	—	—	5	28
GRI-CEI S/A	—	(22)	679	—	(58)	599

	2,487	(1,309)	2,867	(59)	(13)	3,973

(20)                Grants

Details are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Capital grants	4,826	1,158
Interest-rate grants (preference loans)	1,029	208

Grants	5,855	1,366

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of capital grants are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Total amount of capital grant:
Prior years	6,144	5,797
Current period	4,207	347
	10,351	6,144

Less, revenues recognised:
Prior years	(4,781)	(3,752)
Current year	(528)	(1,029)
	(5,309)	(4,781)
Translation differences	(216)	(205)

Net value of capital grants	4,826	1,158

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Movement for 2010 is as follows:

	Thousands of Euros
	Balances at		Transfers to profit	Balances at
	31/12/09	Additions	or losss	31/12/10

Interest-rate grants (preference loans)	286	88	(116)	258

Movement for 2011 is as follows:

	Thousands of Euros
	Balances at		Transfers to profit	Balances at
	31/12/10	Additions	or losss	31/12/11

Interest-rate grants (preference loans)	258	225	(275)	208

Movement for 2012 is as follows:

	Thousands of Euros
	Balances at		Transfers to profit	Balances at
	31/12/11	Additions	or losss	31/12/12

Interest-rate grants (preference loans)	208	1,255	(434)	1,029

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(21)                Provisions

Details of provisions at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11
Non-current provisions (a)

Provisions for pensions and similar obligations	2,049	8,554
Other provisions	1,299	2,498

Non-current provisions	3,348	11,052

	Thousands of Euros
	31/12/12	31/12/11
Current provisions (b)

Trade provisions	55,139	81,112

(a) Non-current provisions

At 31 December 2012, 2011 and 2010 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labour commitments with certain employees.

Movement in provisions during 2010 is as follows:

	Thousands of euros
	Balances at			Translation	Balances at
	31/12/09	Net Charge	Cancellations	Differences	31/12/10

Non-current provisions	1,232	140	(71)	77	1,378

Movement in provisions during 2011 is as follows:

	Thousands of euros
	Balances at	Bussines			Translation	Balances at
	31/12/10	combination	Net Charge	Cancellations	Differences	31/12/11

Non-current provisions	1,378	9,250	1,848	(2,254)	830	11,052

(note 3(c))

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in provisions during 2012 is as follows:

	Thousands of Euros
	Balances at				Translation	Balances at
	31/12/11	Net Charge	Cancellations	Reclassifications	Differences	31/12/12

Non-current provisions	11,052	(695)	(470)	(6,641)	102	3,348

Business combinations primarily comprise provisions for pensions and other similar items.

(b) Current provisions

Movement in trade provisions during 2010 is as follows:

	Thousands of euros
	Balances at			Translation	Balances at
	31/12/09	Net Charge	Cancellations	Differences	31/12/10

Trade provisions	4,702	41	(414)	36	4,365

Movement in trade provisions during 2011 is as follows:

	Thousands of euros
	Balances at	Bussines			Translation	Balances at
	31/12/10	combination	Net Charge	Cancellations	Differences	31/12/11

Trade provisions	4,365	67,965	2,045	(1,117)	7,854	81,112

(note 3(c))

Movement in trade provisions during 2012 is as follows:

	Thousands of Euros
	Balances at	Bussines				Translation	Balances at
	31/12/11	combination	Net Charge	Cancellations	Reclassifications	Differences	31/12/12

Trade provisions	81,112	773	(2,158)	(37,758)	12,601	569	55,139

(note 3(c))

At 31 December 2011 trade provisions, arising from the Talecris business combination, included US Dollars 46.6 million (Euros 36 million) relating to litigation with Plasma Centers of America, LLC (PCA) and G&M Crandall Limited Family Partnership. During the third quarter of 2012, this litigation ended and the Group has paid a total of US Dollars 45 million (Euros 36.8 million). As a result of the reversal of the provision made prior to payment, the Group realised a net profit of US Dollars 3.2 million (Euros 2.6 million). This profit is included under selling, general and administration expenses in the income statement (see note 31 (e)).

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

(a) Non-current financial liabilities

Details at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
Non-current financial liabilities	31/12/12	31/12/11

Non-current bonds (a.1.1)	727,608	736,523

Senior secured debt (a.1.2)	1,807,339	2,021,424
Other loans	33,449	26,661
Finance lease liabilities (a.1.3)	17,592	24,617

Loans and borrowings	1,858,380	2,072,702

Loans and borrowings and bonds or other non current marketable securities (a.1)	2,585,988	2,809,225

Financial derivatives (note 32)	93,515	127,875
Other financial liabilities	11,316	8,688

Other non-current financial liabilities (a.2)	104,831	136,563

	2,690,819	2,945,788

(a.1) Loans and borrowings, bonds and other marketable securities

(a.1.1) Bonds

On 13 January 2011, the Group concluded its planned issue of High Yield Senior Unsecured corporate bonds for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issue, in conjunction with the already completed syndicated loan described in paragraphs below enabled the Group to obtain the necessary funds to finance the acquisition of Talecris (see note 3(c)) on 2 June 2011. In November 2011 the Group registered its corporate bonds in the Securities Exchange Commission (SEC) using form F4.

On 2 June 2011 and in accordance with the requirements of the new credit agreement, the Group cancelled corporate bonds amounting to US Dollars 600 million and recognised all the transaction-related costs in profit and loss. The costs of cancelling the corporate bonds amounted to Euros 112 million. These costs were included as transaction costs as this was one of the necessary requirements for obtaining additional financing. These costs, together with other costs deriving from the debt issue (underwriting fees, ticking fees, closing fees etc.) were deferred as transaction costs and will be taken to profit or loss in accordance with the effective interest rate.

Unamortised financing costs of senior unsecured corporate bonds amounted to Euros 106 million at 31 December 2012 (Euros 134 million at 31 December 2011).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of movement in the corporate bonds at 31 December 2011 are as follows:

	Thousands of Euros
					Closing
	Opening balance			Translation	balance at
	at 01/01/11	Issues	Buyback	differences	31/12/11

Corporate bonds issued in 2010	446,918	—	(415,270)	(31,648)	—
High Yield Senior Unsecured Notes (nominal amount)	—	761,088	—	89,055	850,143

Total	446,918	761,088	(415,270)	57,407	850,143

Details of movement in the corporate bonds at 31 December 2012 are as follows:

	Thousands of Euros
					Closing
	Opening balance			Translation	balance at
	at 01/01/12	Issues	Buyback	differences	31/12/12

High Yield Senior Unsecured Notes (nominal amount)	850,143	—	—	(16,431)	833,712

(a.1.2) Other non-current loans and borrowings

Appendix V provides details of the main characteristics of non-current loans and borrowings.

On 23 November 2010 the Company signed senior debt agreements of US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Company closed the negotiations to amend and improve the terms and conditions of the senior debt.  The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt have amounted to Euros 43.8 million. The modification of the terms in the embedded derivatives of the senior debt has formed part of the refinancing (see note 32) and the resulting change in the fair values amounting to Euros 65 million have  reduced the financing cost.  Based on an analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability.  Therefore, the net amount of the financing cost has reduced the previous amount recognised and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior unsecured debt amount to Euros 190 million at 31 December 2012 (Euros 281 million at 31 December 2011).

The main amendments are basically as follows:

•                 Reduction of interest rates, retranching (US Dollars 600 million from Tranche A to Tranche B) and modification of the embedded floor;

•                 Removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

•                 Amendment to the leverage ratio limiting the distribution of dividends, improving from the current 3.75 to the new ratio of 4.5, as well as relaxing certain conditions relating to certain contracts;

The Group has repaid in advance approximately US Dollars 240 million from the non-current senior debt during 2012.

The new terms and conditions of the senior secured debt are as follows:

•                  Non-current senior debt Tranche A: loan repayable in five years and divided into two tranches: US Tranche A and Tranche A in Euros.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                  US Tranche A:

•                  Initial principal totalling US Dollars 600 million.

•                  Margin of 325 basis points (bp) linked to US Libor.

•                  No US Libor floor.

•                  Tranche A in Euros:

•                  Initial principal totalling Euros 220 million.

•                  Margin of 350 basis points (bp) linked to Euribor.

•                  No Euribor floor.

Details of the Tranche A principal by maturity at 31 December 2012 are as follows:

	Tranche A in US Dollars			Tranche A in Euros
		Amortisation in	Amortisation in		Amortisation in
	Currency	thousands of US Dollars	thousands of Euros	Currency	thousands of Euros

Maturity

2013	US Dollars	63,750	48,317	Euros	23,375
2014	US Dollars	90,000	68,213	Euros	33,000
2015	US Dollars	292,500	221,692	Euros	107,250
2016	US Dollars	97,500	73,897	Euros	35,750

Total	US Dollars	543,750	412,119	Euros	199,375

•                  Non-current senior debt Tranche B: Six-year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B:

•                  Initial principal of US Dollars 1,700 million.

•                  Margin of 350 basis points (bp) linked to US Libor (325 bp if leverage ratio is less than 3.25x).

•                  US Libor floor of 1%.

•                  Tranche B in Euros:

•                  Initial principal of Euros 200 million.

•                  Margin of 350 basis points (bp) linked to Euribor (325 bp if the leverage ratio is less than 3.25x).

•                  Euribor floor of 1%.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of the Tranche B principal by maturity at 31 December 2012 are as follows:

	Tranche B in US Dollars			Tranche B in Euros
		Amortisation in	Amortisation in		Amortisation in
	Currency	thousands of US Dollars	thousands of Euros	Currency	thousands of Euros

Maturity

2013	US Dollars	22,000	16,674	Euros	2,000
2014	US Dollars	22,000	16,674	Euros	2,000
2015	US Dollars	22,000	16,674	Euros	2,000
2016	US Dollars	22,000	16,674	Euros	2,000
2017	US Dollars	1,590,000	1,205,093	Euros	190,000

Total	US Dollars	1,678,000	1,271,789	Euros	198,000

•                  Senior revolving credit facility: Maturing on 1 June 2016.  At 31 December 2012 no amount has been drawn down on this facility.

•                  US revolving credit facility

•                  Amount committed: US Dollars 35 million

•                  Margin of 325 basis points (bp) linked to US Libor

•                  US multicurrency revolving credit facility:

•                  Amount committed: US Dollars 140 million

•                  Margin of 325 basis points (bp) linked to US Libor

•                  Revolving credit facility in Euros:

•                  Amount committed: Euros 21.7 million

•                  Margin of 325 basis points (bp) linked to Euribor

The issue of senior unsecured corporate bonds and senior debt is subject to compliance with certain covenants: leverage ratio and interest coverage ratio. At 31 December 2012 the Group complies with these financial covenants.

In addition, the Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5.

Grifols, S.A., Grifols Inc. and other significant Group companies, act as guarantor for the corporate bonds (HYB). Significant Group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Club Deal and other loans amounting to Euros 297 million were cancelled on 2 June 2011. All deferred costs associated with this cancelled debt were recognised as finance costs in conjunction with the hedge derivative related to the issue of corporate bonds in September 2009. Total expenses incurred for these items amount to Euros 9.4 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a.1.3) Finance lease liabilities

Details of minimum payments and the current finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	31/12/12		31/12/11
	Current	Non-current	Current	Non-current

Minimum payments	9,119	20,394	9,886	29,925
Interest	(2,114)	(2,802)	(2,784)	(5,308)

Present Value	7,005	17,592	7,102	24,617

	Thousands of Euros
	31/12/12			31/12/11
	Minimum		Present	Minimum		Present
	payments	Interest	Value	payments	Interest	Value
Maturity at:
Less than one year	9,119	2,114	7,005	9,886	2,784	7,102
Two years	8,492	1,524	6,968	8,921	2,251	6,670
Three years	6,815	838	5,977	8,185	1,573	6,612
Four years	3,250	269	2,981	6,780	929	5,851
Five years	957	120	837	3,614	341	3,273
More than five years	880	51	829	2,425	214	2,211

Total	29,513	4,916	24,597	39,811	8,092	31,719

(a.1.4) Credit rating

On 9 July 2012 Moody’s Investors Service upgraded the credit rating of Grifols to Ba3, the rating of its senior secured debt to Ba2 and the rating of its corporate bond to B2. All the ratings have a positive outlook.

On 1 August 2012 Standard & Poor’s upgraded the global credit rating of Grifols from BB- to BB, with its senior secured debt being upgraded from BB to BB+ and its corporate bond being upgraded from B to B+. All the ratings have a stable outlook.

(a.2) Other non-current financial liabilities

Other non-current financial liabilities mainly include financial derivatives of Euros 93,515 thousand and interest-free loans extended by the Spanish Ministry of Science and Technology.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of preference loans extended to various Group companies are as follows:

		Thousands of Euros
			31/12/2012		31/12/2011
	Date	Amount	Non-		Non-
Company	awarded	awarded	current	Current	current	Current

Instituto Grifols S.A	17/01/2003	1,200	—	—	—	165
Instituto Grifols S.A	13/11/2003	2,000	—	279	266	279
Instituto Grifols S.A	17/01/2005	2,680	359	375	702	375
Instituto Grifols S.A	29/12/2005	2,100	537	287	787	287
Instituto Grifols S.A	29/12/2006	1,700	638	234	831	234
Instituto Grifols S.A	27/12/2007	1,700	816	232	994	232
Instituto Grifols S.A	31/12/2008	1,419	871	195	1,026	195
Instituto Grifols S.A	16/01/2009	1,540	956	212	1,217	212
Instituto Grifols S.A	17/01/2011	700	547	—	529	—
Instituto Grifols S.A	29/02/2012	584	382	—	—	—
Instituto Grifols S.A	18/07/2012	2,443	1,644	—	—	—
Laboratorios Grifols, S.A	15/01/2003	220	—	—	—	30
Laboratorios Grifols, S.A	26/09/2003	300	—	41	39	41
Laboratorios Grifols, S.A	22/10/2004	200	27	28	52	28
Laboratorios Grifols, S.A	20/12/2005	180	46	25	67	25
Laboratorios Grifols, S.A	29/12/2006	400	148	54	191	54
Laboratorios Grifols, S.A	27/12/2007	360	149	42	181	42
Laboratorios Grifols, S.A	31/12/2008	600	347	78	409	78
Laboratorios Grifols, S.A	25/04/2012	225	154	—	—	—
Diagnostic Grifols, S.A	27/11/2008	857	124	129	243	129
Diagnostic Grifols, S.A	25/05/2010	203	59	31	88	31
Diagnostic Grifols, S.A	13/06/2011	278	80	42	119	42
Grifols Engineering, S.A.	21/04/2009	524	315	69	372	69
Grifols Engineering, S.A.	21/04/2009	203	122	27	144	27
Grifols Engineering, S.A.	28/01/2010	100	67	13	81	7
Araclón Biotech, S.L	19/11/2007	691	353	78	—	—
Araclón Biotech, S.L	28/06/2011	1,978	1,254	194	—	—

		25,385	9,995	2,665	8,338	2,582

During 2012 the implicit borrowing costs taken to profit and loss amount to Euros 604 thousand (Euros 517 thousand in 2011 and Euros 567 thousand in 2010) (see note 28).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of the maturity of other non-current financial liabilities are as follows:

	Thousands of Euros
	31/12/12	31/12/11
Maturity at:
Two years	54,387	56,396
Three years	29,719	37,116
Four years	14,415	25,869
Five years	4,003	12,446
More than five years	2,307	4,736
	104,831	136,563

(b) Current financial liabilities

Details at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
Current financial liabilities	31/12/12	31/12/11

Current Bonds (b.1.1)	42,968	18,523

Senior secured debt	83,659	63,697
Other loans	55,703	58,467
Finance lease liabilities (a.1.3)	7,005	7,102
Loans and borrowings (b.1.2)	146,367	129,266

Loans and borrowings and bonds or other marketable securities (b.1)	189,335	147,789

Other current financial liabilities (b.2)	6,243	14,507

	195,578	162,296

Current loans and borrowings include accrued interest amounting to Euros 338 thousand (Euros 424 thousand at 31 December 2011).

(b.1) Loans and borrowings, bonds and other marketable securities

(b.1.1) Bonds

At 31 December 2012 and 2011 this caption includes the issue of bearer promissory notes to Group employees, as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

31/12/11
					Promissory		Interest
			Nominal		notes		pending
			amount per		subscribed	Buyback	accrual
		Maturity	note	Interest	(Thousands	(Thousands	(Thousands
	Issue date	date	(Euros)	rate	of Euros)	of Euros)	of Euros)

Issue of bearer promissory notes	05/05/11	04/05/12	3,000	5.00%	9,990	(30)	(165)

31/12/12
					Promissory		Interest
			Nominal		notes		pending
			amount per		subscribed	Buyback	accrual
		Maturity	note	Interest	(Thousands	(Thousands	(Thousands
	Issue date	date	(Euros)	rate	of Euros)	of Euros)	of Euros)

Issue of bearer promissory notes	04/05/12	04/05/13	3,000	5.00%	14,703	(156)	(238)

(b.1.2) Current loans and borrowings

Details of current loans and borrowings are as follows:

	Interest	Thousands of Euros
	rate (*)	Drawn down
	Min - max	31/12/12	31/12/11

Loans in:
US Dollars	US LIBOR+ 3.25% - 3,50%	66,882	42,640
Euros	1,44% -6%	42,632	50,843
Other currencies	2,45% - 12%	29,848	28,681

		139,362	122,164

Finance lease payables
		7,005	7,102

		146,367	129,266

(*) Loans accrue variable interest rates.

At 31 December 2012 the Group has current unused credit facilities of Euros 346,803 thousand (Euros 426,426 thousand at 31 December 2011).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b.2) Other current financial liabilities

At 31 December 2012 and 2011 other current financial liabilities also include approximately Euros 2,631 thousand and Euros 11,146 thousand, respectively, which have been collected directly from Social Security affiliated bodies and transferred to Deutsche Bank, S.A.E. (see note 13).

(23)                Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Suppliers	228,405	280,722
Other payables	27,357	27,335
Current income tax liabilities	5,679	4,691

	261,441	312,748

Suppliers

Details of balances with related parties are shown in note 33.

Balances with suppliers include the following payables in foreign functional currencies:

	Thousands of Euros
	31/12/12	31/12/11
Functional currency
USA dollar	125,620	167,519
Pound Sterling	411	715
Czech Crown	1,186	815
Chilean Peso	3,902	957
Brazilian Real	508	673
Swiss Franc	577	908
Other currencies	3,169	1,961

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 32.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Other payables

Details are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Taxation authorities, VAT/Canary Islands Tax	5,518	4,981
Taxation authorities, withholdings	3,798	3,216
Social Security	3,745	3,356
Other public entities	14,296	15,782
Public entities, other payables	27,357	27,335

Current tax liabilities

Details are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Taxations authorities, income tax
Current year	2,684	3,521
Prior years	2,995	1,170

Current tax liabilities	5,679	4,691

(24)                Other Current Liabilities

Details at 31 December are as follows:

	Thousands od Euros
	31/12/12	31/12/11

Salaries payable	75,122	72,037
Other payables	2,917	15,449

Other current liabilities	78,039	87,486

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(25)                Revenues

Revenues are mainly generated by the sale of goods.

The distribution of net consolidated revenues for 2012, 2011 and 2010 by segment is as follows:

	Thousands of Euros
	31/12/2012	31/12/2011	31/12/2010

Bioscience	2,325,089	1,531,199	773,371
Diagnostic	134,341	117,358	109,088
Hospital	95,870	95,365	89,553
Raw Material + others	65,644	51,691	18,718
	2,620,944	1,795,613	990,730

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2012	31/12/2011	31/12/2010

USA + Canada	1,658,548	948,730	338,016
Spain	212,983	230,871	227,947
European Union	346,345	295,754	204,244
Rest of the world	371,618	289,732	215,708
Subtotal	2,589,494	1,765,087	985,915
Raw Materials	31,450	30,526	4,815
Consolidated	2,620,944	1,795,613	990,730

Details of discounts and other reductions to gross income are as follows:

	Thousands of Euros
	31/12/12	31/12/11	31/12/10

Gross sales	2,741,405	1,901,171	1,048,892

Chargebacks	(34,102)	(38,248)	(23,557)
Cash discounts	(27,447)	(16,135)	(7,629)
Volume rebates	(29,391)	(25,079)	(12,580)
Medicare and Medicaid	(16,332)	(9,945)	(5,656)
Other discounts	(13,189)	(16,151)	(8,740)
Net sales	2,620,944	1,795,613	990,730

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in discounts and other reductions to gross income during 2010 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2009	—	665	1,145	2,419	—	4,229

Current estimate related to sales made in current and prior year	23,557	7,629	12,580	5,656	8,740	58,162	(1)
(Actual returns or credits in current period related to sales made in current period)	(23,557)	(7,144)	(9,700)	(3,964)	(7,907)	(52,272	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	—	(796)	(1,154)	—	(1,950	)(3)
Balance at 31 December 2010	—	1,150	3,229	2,957	833	8,169

Movement in discounts and other reductions to gross income during 2011 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2010	—	1,150	3,229	2,957	833	8,169

Business combinations	2,466	1,199	7,506	6,352	—	17,523
Current estimate related to sales made in current and prior year	38,248	16,135	25,079	9,945	16,151	105,558	(1)
(Actual returns or credits in current period related to sales made in current period)	(35,145)	(16,698)	(16,561)	(5,336)	(15,472)	(89,212	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(2,032)	—	(10,822)	(5,210)	(833)	(18,897	)(3)
Balance at 31 December 2011	3,537	1,786	8,431	8,708	679	23,141

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in discounts and other reductions to gross income during 2012 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2011	3,537	1,786	8,431	8,708	679	23,141

Current estimate related to sales made in current and prior year	34,102	27,447	29,391	16,332	13,189	120,461	(1)
(Actual returns or credits in current period related to sales made in current period)	(27,655)	(25,277)	(20,345)	(10,212)	(13,189)	(96,678	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(3,663)	(1,645)	(9,841)	(8,495)	(679)	(24,323	)(3)
Translation differences	(15)	(191)	2,683	451	(30)	2,898
Balance at 31 December 2012	6,306	2,120	10,319	6,784	(30)	25,499

(1)         Net impact on income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.

(2)         Amounts credited and posted against provisions for current period.

(3)         Amounts credited and posted against provisions for prior period.

Net consolidated revenues include net sales made in the following foreign functional currencies:

	Thousand of Euros
	2012	2011	2010
Functional currency
USA dollar	1,874,044	1,097,667	405,439
Pound Sterling	39,599	35,653	36,199
Chilean Peso	34,950	26,328	28,760
Mexican Peso	28,256	24,992	25,652
Brazilian Real	22,089	21,241	21,949
Australian Dollar	7,565	28,654	13,950
Czech Crown	11,593	13,191	13,698
Argentinian Peso	17,731	13,981	13,122
Polish Zloty	11,382	13,099	11,668
Other currencies	36,063	21,273	18,989

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(26)                Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/12	31/12/11	31/12/10

Cost of sales	410,382	310,550	173,021
Research and development	59,925	38,626	16,546
Selling, general & administrative expenses	193,631	139,465	99,441
	663,938	488,641	289,008

Details by nature are as follows:

	Thousands of Euros
	31/12/12	31/12/11	31/12/10

Wages and salaries	534,554	394,714	232,174
Contributions to pension plans (note 31)	10,637	8,785	1,615
Other social charges	13,803	10,202	8,615
Social Security	104,944	74,940	46,604
	663,938	488,641	289,008

(27)                Expenses by Nature

a)             Amortisation and depreciation

Expenses for the amortisation and depreciation of intangible assets and property, plant and equipment, incurred during 2012 and 2011 classified by functions are as follows:

	Thousands of Euros
	2012	2011	2010

Cost of sales	66,200	49,297	27,851
Research and development	9,693	9,669	4,943
Selling, general & administrative expenses	53,233	31,673	12,982
	129,126	90,639	45,776

b)             Other operating income and expenses

Other operating expenses and income incurred during 2012 and 2011 by function are as follows:

	Thousands of Euros
	2012	2011	2010

Cost of sales	210,817	186,665	93,424
Research and development	54,673	41,273	19,505
Selling, general & administrative expenses	308,738	242,733	106,262
	574,228	470,671	219,191

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details by nature are as follows:

	Thousands of Euros
	2012	2011	2010

Changes in trade provisions	9,135	3,809	432
Professional services	99,641	132,630	42,164
Commissions	19,780	14,035	8,038
Supplies and other materials	80,461	70,282	33,602
Operating leases (note 30(a))	67,991	36,132	19,272
Freight	52,280	35,283	20,956
Repairs and maintenance costs	50,256	33,128	22,480
Advertising	43,429	40,236	11,681
Insurance	16,745	15,424	10,807
Royalties	5,824	6,163	884
Travel expenses	27,353	21,656	12,742
External services	49,222	20,487	15,776
Others	52,111	41,406	20,357
Other operating expenses	574,228	470,671	219,191

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(28)                Finance Result

Details are as follows:

	Thousands of Euros
	2012	2011	2010

Finance income	1,677	5,761	4,526

Finance cost from senior unsecured corporate bonds (note 22)	(96,711)	(48,759)	—
Finance cost from senior debt-Tranche A (note 22)	(58,731)	(50,561)	—
Finance cost from senior debt-Tranche B (note 22)	(103,687)	(57,692)	—
Club Deal	—	(1,473)	(4,475)
Finance cost from sale of receivables (note 13)	(7,406)	(6,185)	(5,378)
Finance cost on on corporate bonds in USA (USPP)	—	(20,847)	(31,923)
Implicit interest on preference loans (note 22 (a.2))	(604)	(517)	(567)
Capitalised interest	7,344	7,612	2,399
Other finance costs	(24,322)	(22,140)	(9,716)
Finance costs	(284,117)	(200,562)	(49,660)

Change in fair value of financial derivatives (note 32)	13,013	1,279	(7,593)
Impairment and profit / (losses) on disposal of financial instruments	2,107	(805)	91
Exchange differences	(3,409)	(3,447)	1,616
Finance income and cost	(270,729)	(197,774)	(51,020)

During 2012 the Group has capitalised interest at a rate of between 4.7% and 6.5% based on the financing received (between 2.9% and 7.1% during 2011) (see note 4(f)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The North American company Grifols Inc. is also authorised to present consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Plasmacare, Inc, Grifols Therapeutics Inc, Talecris Plasma Resources, Inc. and Talecris Biotherapeutics Overseas Services. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately between 38% and 37.5% of taxable income, which may be reduced by certain credits.

a)             Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	2012	2011	2010

Profit for the year before income tax	387,948	80,023	157,784
Tax at 30%	116,384	24,007	47,335
Permanent differences	3,965	11,111	2,300
Effect of different tax rates in US companies	24,291	6,665	3,844
Effect of different tax rates	3,172	(638)	(498)
Tax credits (deductions)	(16,632)	(15,695)	(10,797)
Prior year income tax expense	(1,677)	(613)	369
Other income tax expenses/(income)	3,068	4,958	(36)
Total income tax expense	132,571	29,795	42,517

Deferred tax expenses	97,018	(13,509)	15,547
Current income tax	35,553	43,304	26,970
Total income Tax	132,571	29,795	42,517

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b)             Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
		Tax effect
	31/12/12	31/12/11 (*)	31/12/10 (*)

Assets
Unrealised margins on inventories	19,993	14,704	19,256
Tax loss carryforwards	—	—	1,187
Fixed assets, amortisation and depreciation	1,615	1,482	656
Inventories	878	800	49
Other provisions	1,416	977	556
Others	815	143	436
Total deferred tax assets	24,717	18,106	22,140

Liabities
Goodwill	(38,809)	(35,611)	(17,948)
Revaluations of assets	(11,258)	(11,501)	(15,210)
Fixed assets, amortisation and depreciation	(50,934)	(55,058)	(40,404)
Finance leases	(1,739)	(2,140)	(3,396)
Provision for investments	(2,798)	(558)	(477)
Fair value of fixed assets	(56,788)	(63,860)	—
Fair value of intangible assets	(324,787)	(342,842)	—
Debt cancellation costs	(72,584)	(27,826)	—
Others	—	(2,585)	—
Total deferred tax liability	(559,697)	(541,981)	(77,435)

Tax credits (deductions from Spain)	8,980	11,940	4,830
Tax credits (deductions from USA)	4,505	22,775	—
Tax loss carryforwards in USA	7,886	18,797	47
Inventories	20,380	37,591	185
Cash flow hedging	20,188	13,658	1,226
Other provision	18,607	21,248	4,166
Provisions for litigation	—	14,679	—
Derivatives	5,019	2,808	—
Fair value of provisions	15,144	15,442	—
Fair value of inventories	804	12,320	—
Others	4,338	—	589
Deferred tax assets offset	105,851	171,258	11,043
Net deferred Tax liability	(453,846)	(370,723)	(66,392)

(*) See note 2(a)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	2012	2011	2010

Balance at 1 January	(352,617)	(44,252)	(26,930)
Movements during the year	(97,018)	13,509	(15,547)
Movements in equity during the year	9,184	12,687	(127)
Business combination (note 3)	1,383	(302,636)	—
Translation differences	9,939	(31,925)	(1,648)
Balance at 31 December	(429,129)	(352,617)	(44,252)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

	Thousands of Euros
		Tax effect
	31/12/12	31/12/11	31/12/10

Cash flow hedges (note 17(f))	(9,184)	(12,687)	127

The remaining assets and liabilities recognised in 2012, 2011 and 2010 were recognised on the income statement.

Estimated net deferred tax liabilities to be reversed in a period of less than 12 months amount to Euros 45,224 thousand at 31 December 2012.

The majority of the tax deductions pending application from other Spanish companies, relating mainly to research and development, mature in 15 years, whilst most tax deductions pending application from US companies mature in 20 years.

At 31 December 2012 the Group has recognised an amount of Euros 8,980 thousand from Spanish companies (Euros 11,940 thousand at 31 December 2011) and Euros 4,505 thousand from US companies (Euros 22,775 thousand at 31 December 2011) in respect of tax credits derived from deductions pending application, on considering their future recovery to be probable.

At 31 December 2012 the tax Group in Spain has future tax deductions of Euros 22,837 thousand (Euros 23,261 thousand at 31 December 2011) pending application as a result of goodwill generated on the acquisition of Biomat USA, Inc. This amount will be deducted annually from the taxable profits until 2025. The yearly amount that has been applied in 2012 at the tax rate of 30% has been Euros 424 thousand (Euros 424 thousand in 2011). The Group has recognised a deferred tax liability of Euros 15,696 thousand for the deductions applied for this item at 31 December 2012 (Euros 15,272 thousand at 31 December 2011).

At 31 December 2012 the tax Group in Spain has future tax deductions of Euros 9,471 thousand (Euros 9,599 thousand at 31 December 2011) pending application as a result of goodwill generated on the acquisition of Plasmacare, Inc. This amount will be deducted annually from the taxable profits until 2029. The yearly amount that has been applied in 2012 at the tax rate of 30% has been Euros 128 thousand (Euros 128 thousand in 2011). The Group has recognised a deferred tax liability of Euros 3,356 thousand for the deductions applied for this item at 31 December 2012 (Euros 3,228 thousand at 31 December 2011).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2012 the Group has recognised tax loss carryforwards generated in 2011 of Euros 7,886 thousand (Euros 18,797 thousand at 31 December 2011). These tax credits derive from the US companies and are available for 20 years from their date of origin.

The Group has not recognised as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 12,456 thousand (Euros 3,134 thousand at 31 December 2011)The rise for 2012 is mainly due to the Euros 7,233 thousand losses from Araclón.

c) Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The Group has the following tax inspections underway:

•                  Logística Grifols, S.A. de CV: Tax report on the financial statements for 2005 and 2006.

•                  Grifols Inc. and subsidiaries: notification of an inspection of federal income tax for the year ended 1 June 2011.

•                  Talecris Biotherapeutics Holdings Corp and subsidiaries: notification of an inspection of California franchise tax for 2009 and 2010.

•                  Talecris Plasma Resources, Inc.: notification of an inspection of Indiana income tax for 2009 to 2011.

Group management does not expect any significant liability to derive from these inspections.

No significant liabilities have arisen from completion of the tax inspection in 2012 of North Carolina income and franchise tax for 2006 to 2008 in Talecris Plasma Resources, Inc and Grifols Therapeutics Inc.

No significant liabilities have arisen from completion of the tax inspection in 2012 on tax on circulation of goods and services (ICMS) for 2006 to 2010 in Grifols Brasil, Lda.

(30)                Operating Leases

(a) Operating leases (as lessee)

At 31 December 2012 and 2011 the Group leases buildings from third parties under operating leases.

In addition to the lease contracts described in note 9(g), the Group has warehouses and buildings contracted under operating lease. The duration of these lease contracts ranges from between 1 to 30 years. Contracts may be renewed on termination. Lease instalments are adjusted periodically in accordance with the price index established in each contract. One Group company has entered into lease contracts which include contingent rents. These contingent rents have been based on production capacity, surface area used and the real estate market  and are expensed on a straight line basis.

Operating lease instalments of Euros 67,991 thousand have been recognised as an expense for the year at 31 December 2012 (Euros 36,095 thousand at 31 December 2011 and Euros 19,272 thousand at 31 December 2010) and comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2012, 2011 and 2010 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	2012	2011	2010
Maturity:
Up to 1 year	54,080	53,054	13,769
Between 1 and 5	171,315	180,802	31,003
More than 5 years	67,864	72,744	7,856

Total future minimum payments	293,259	306,600	52,628

(b) Operating leases (as lessor)

The contract under which the Group leased a building to third parties expired on 31 March 2011, and consequently the Group has no minimum lease payments receivable at 31 December 2012 and 2011.

Income of Euros 24 thousand has been recognised for 2011 (Euros 96 thousand for 2010).

	Thousands of Euros
	2012	2011	2010
Maturity:
Up to 1 year	—	—	64
Between 1 and 5	—	—	21
More than 5 years	—	—	—

Total future minimum payments	—	—	85

(31)                Other Commitments with Third Parties and Other Contingent Liabilities

(a)        Guarantees

The Group has not extended any security or bank guarantees to third parties.

(b)        Guarantees to third parties

The Group has no significant guarantees extended to third parties.

(c)         Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2012 has amounted to Euros 558 thousand (Euros 522 thousand for 2011).

In successive years this contribution will be defined through labour negotiations.

In the event that control is taken of the Company, the Group has agreements with 93 employees/directors/senior management whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years salary.

The Group has contracts with five senior management entitling them to termination benefits ranging from one to two years of their salary due to various circumstances.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%.Group and employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. The total cost of matching contributions to the savings plan was US Dollars 11.3 million for 2012 (US Dollars 8.1 million for 2011). The recognition of the cost of these contributions is consistent with each participant’s salary.

The cost of the Group’s profit-sharing portion of the savings plan was US Dollars 2.4 million for the seven-month period ended 31 December 2011 and was recognised in line with each participant’s salary.  This plan was terminated at 31 December 2011 and the final payout took places in March 2012. At 31 December 2012 the Group has not recognised the cost of the profit-sharing portion in the savings plan.

Supplemental savings plan

At 31 December 2011 the Group recognised non-current provisions of US Dollars 3.9 million in the consolidated balance sheet in relation to a supplemental savings plan. This plan was an unfunded non-qualified deferred compensation plan in which employees at certain executive levels were eligible to defer pre-tax earnings and make additional contributions subject to certain limitations.  The contributions matched by the Group were similar to those made in the savings plan and were fully vested when contributed. The contributions matched for 2011 were not significant. As from 31 December 2011, no further contributions to this plan were permitted.

Other plans

The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented.

(d)        Purchase commitments

Details of the Group’s commitments mainly to purchase plasma at 31 December 2012 are as follows:

Years	Thousands of Euros

2013	67,836
2014	77,447
2015	76,080
2016	70,923
2017	39,698

(e)         Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

Instituto Grifols, S.A.

•                  The Company was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. Notification was published on 21 January 2011 that on 18 January 2011 the Barcelona Provincial Court had rejected the haemophiliacs’ claim. A new claim was filed by the counterparty in the Catalan High Court, which was rejected. The Group is currently awaiting the ruling on the appeal filed again by the group of haemophiliacs at the Spanish Supreme Court.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Grifols Biologicals Inc.

•                  Legal proceedings (consent decree) which were brought against the plasma fractionation centre in Los Angeles.

On 15 March 2012 the United States District Court in Los Angeles enacted an order signed on 12 March 2012, dismissing the Consent Decree on the Los Angeles fractionation plant. The Consent Decree was originally imposed on the plant in 1998 while under the ownership of Alpha Therapeutic Corporation.

Grifols Therapeutics Inc.

•                  Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, already started prior to the acquisition, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus, Russia and Iran, although trading practices in Brazil, China, Georgia and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and is currently subject to arbitration between the parties. It is not expected that any liabilities will arise for the Grifols Group from the outcome of this arbitration.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices. The review is expected to be concluded in 2013.

The legal advisors recommend limiting disclosure of the aforementioned information in these consolidated financial statements, as they consider that disclosure of additional information could seriously jeopardise the Group’s interests.

•                  Plasma Centers of America, LLC y G&M Crandall Limited Family Partnership

On 13 December 2010, a jury in the state court case rendered a verdict in the amount of US Dollar 37 million in favour of Plasma Centers of America, LLC (PCA) against Talecris Plasma Resources Inc. (TPR) in a breach of contract claim, which was confirmed by the court in post trial motions. The Talecris management filed an appeal to the North Carolina Court of Appeals to review the judgement entered in this case.

At 31 December 2011, the current provisions in the consolidated balance sheet related to the PCA judgment amounted to US Dollars 46.6 million (Euros 36 million).

During the third quarter of 2012, this litigation was finalised and the Group has paid a total amount of US Dollars 45 million (Euros 36.8 million) related to PCA litigation. As a result of the reversal of the provision made prior to payment, the Group has recognised income of US Dollars 3.2 million (Euros 2.6 million) included under selling, general and administration expenses for 2012.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(32)                Financial Instruments

Classification

Disclosure of financial instruments by nature and category is as follows:

	Thousands of Euros
	31/12/11
		Financial
	Loans and	instruments	Debts and
	receivables	held for trading	payables

Non-current financial assets	9,310	—	—
Other current financial assets	13,285	—	—
Financial derivatives	—	(121,165)	—
Trade and other receivables	506,621	—	—
Bank loans	—	—	(2,170,249)
Other financial liabilities	—	—	(23,195)
Bonds and other securities	—	—	(755,046)
Finance lease liabilities	—	—	(31,719)
Trade and other payables	—	—	(280,722)
Debts with associates	—	—	(2,435)
Other current liabilities	—	—	(15,449)
	529,216	(121,165)	(3,278,815)

	Thousands of Euros
	31/12/12
		Financial
	Loans and	instruments	Debts and
	receivables	held for trading	payables

Non-current financial assets	12,024	—	—
Other current financial assets	460	—	—
Financial derivatives	—	(89,013)	—
Trade and other receivables	392,288	—	—
Bank loans	—	—	(1,980,150)
Other financial liabilities	—	—	(17,559)
Bonds and other securities	—	—	(770,576)
Finance lease liabilities	—	—	(24,597)
Trade and other payables	—	—	(228,405)
Debts with associates	—	—	(2,668)
Other current liabilities	—	—	(2,917)
	404,772	(89,013)	(3,026,872)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Net losses and gains by financial instrument category

Details are as follows:

Financial assets

	Thousands of Euros
	2011
	Assets at fair
	value through	Loans and	Hedging
	profit or loss	receivables	derivatives	Total
Finance income at amortised cost	—	5,761	—	5,761
Change in fair value	13,211	—	—	13,211
Net gains/(losses) in profit and loss	13,211	5,761	—	18,972
Change in fair value	—	—	33,871	33,871
Net gains/(losses) in equity	—	—	33,871	33,871
Total	13,211	5,761	33,871	52,843

	Thousands of Euros
	2012
	Assets at fair
	value through	Loans and	Hedging
	profit or loss	receivables	derivatives	Total

Finance income at amortised cost	—	1,677	—	1,677
Change in fair value	—	—	—	—
Gains on disposal	27,918	—	—	27,918
Impairment losses	—	(11,639)	—	(11,639)
Net gains/(losses) in profit and loss	27,918	(9,962)	—	17,956
Change in fair value	—	—	18,840	18,840
Net gains/(losses) in equity	—	—	18,840	18,840
Total	27,918	(9,962)	18,840	36,796

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Financial Liabilities

	Thousands of Euros
	2011
	Liabilities at
	fair value
	through profit	Debts and	Hedging
	or loss	payables	derivatives	Total

Finance cost at amortised cost	—	(200,562)	—	(200,562)
Change in fair value	(11,932)	—	—	(11,932)
Reclassification of equity to profit and loss	—	—	(2,870)	(2,870)
Net gains/(losses) in profit and loss	(11,932)	(200,562)	(2,870)	(215,364)

Total	(11,932)	(200,562)	(2,870)	(215,364)

	Thousands of Euros
	2012
	Liabilities at
	fair value
	through profit	Debts and	Hedging
	or loss	payables	derivatives	Total

Finance cost at amortised cost	—	(272,479)	—	(272,479)
Change in fair value	(14,905)	—	—	(14,905)
Net gains/(losses) in profit and loss	(14,905)	(272,479)	—	(287,384)

Total	(14,905)	(272,479)	—	(287,384)

Fair value

The fair value of High-Yield Senior Unsecured corporate bonds amounts to US Dollars 1,211 million (Euros 918 million) at 31 December 2012 (US Dollars 1,155 million and Euros 893 million at 31 December 2011). Furthermore, Tranche A and B senior debt amounts to US Dollars 2,810 million (Euros 2,130 million) at 31 December 2012 (US Dollars 3,070 million and Euros 2,373 million at 31 December 2011). The valuation has been made based on observable market data.

Financial derivatives have also been valued based on observable market data (level 2 of fair value hierarchy).

The fair value of financial assets and the remaining financial liabilities does not differ significantly from their carrying amount.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Financial derivatives

At 31 December 2012 and 2011 the Group has recognised the following derivatives:

		Nocional	Nocional	Thousands of Euros
		amount at	amount at	Value at	Value at
Derivatives	Currency	31/12/2012	31/12/2011	31/12/12	31/12/11	Maturity

Interest rate swap (cash flow hedges)	USA dollar	1,398,875,000	1,522,685,000	(50,900)	(34,999)	30/06/2016
Interest rate swap (cash flow hedges)	EUR	100,000,000	100,000,000	(5,704)	(2,762)	31/03/2016
Swap Option	EUR	100,000,000	100,000,000	8	(135)	31/03/2016
Swap Floor	USA dollar	1,398,875,000	1,522,685,000	4,494	(801)	30/06/2016
Embedded floor of senior debt	EUR	198,000,000	438,900,000	(5,965)	(13,365)	01/06/2017
Embedded floor of senior debt	USA dollar	1,678,000,000	2,493,500,000	(30,946)	(75,813)	01/06/2017
Unquoted future	N/A	—	1,000,000	—	1,389	28/09/2012
Unquoted future	N/A	—	2,200,000	—	2,230	28/09/2012
Call option (note 9(g)(ii))	N/A	N/A	N/A	—	3,091	miscellaneous
Total				(89,013)	(121,165)

Total Assets (notes 11 & 14)				4,502	6,710
Total Liabilities (note 22)				(93,515)	(127,875)

a)             Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

The floor included in the syndicated financing of Tranches A and B of the senior debt is in the money and an embedded derivative exists on these contracts, which was measured at fair value and recognised separately from the loans. As a result of the refinancing entered into on 29 February 2012 the embedded derivatives have been amended and improved. The embedded derivative included in Tranche A has been eliminated, whilst the embedded derivative included in Tranche B has decreased from 1.75% to 1%. Consequently, the nominal amounts of the embedded floors of the senior debt have been significantly reduced in Euros and US Dollars. The decrease in the value of embedded derivatives amounted to US Dollars 71.6 million (Euros 53.5 million) and Euros 12.2 million at 29 February 2012, which has reduced the refinanced senior debt.

Futures contracts matured on 29 June 2012. On 29 June 2012 it was agreed to extend the futures contract to 28 September 2012, through a novation without liquidation under the same terms and conditions. During 2012 the Group has sold unquoted futures, obtaining cash income of Euros 31.5 million and finance income of Euros 27,9 million.

b)               Hedging derivative financial instruments

See explanation in note 17(f).

In June 2011, the Group contracted two derivatives in order to comply with the compulsory hedging requirements stipulated in the credit agreement. These derivatives comprise a step-up interest rate swap and a floor swap, which had an initial nominal amount of US Dollars 1,550 million each. Hedging instruments, both the interest rate swap and the floor are amortised on quarterly basis in order to remain less than the amounts borrowed and avoid excess

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

hedging. In December 2012 the nominal amount of the derivatives stands at US Dollars 1,399 million each (US Dollars 1,523 million at 31 December 2011). The interest rate swap complies with hedge accounting criteria.

Furthermore, in May 2012 the interest rate swap in Euros has been modified, reducing the fixed interest rate and extending the maturity date from September 2014 to March 2016. The modified interest rate swap complies with hedge accounting criteria.

Credit risk

(a)         Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2012 and 2011 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/12	31/12/11

Non-current financial assets	11	12,024	9,310
Non-current financial derivatives	11	4,502	3,091
Other current financial assets	14	460	13,285
Current financial derivatives	14	—	3,619
Trade receivables	13	366,022	408,263
Other receivables	13	26,266	98,358
Cash and cash equivalents	16	473,327	340,586
		882,601	876,512

The maximum level of exposure to risk associated with receivables at 31 December 2012 and 2011, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/12	31/12/11

Domestic	104,676	158,382
EU countries	66,238	54,507
United States of America	139,073	189,688
Other European countries	4,427	28,496
Other regions	77,874	75,548
	392,288	506,621

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of balances receivable as per country such as Greece, Italy, Spain and Portugal at 31 December 2011 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision for			Provision for
			doubtful			doubtful
		Balance past	receivables		Balance past	receivables	Net debt
	Balance (1)	due	(2)	Balance (3)	due	(4)	(1)+(2)+(3)+(4)

Greece	383	80	—	1,673	—	—	2,056
Italy	10,750	4,947	—	17,156	6,715	(1,444)	26,462
Spain	118,361	89,394	—	12,199	6,352	(799)	129,761
Portugal	23,884	17,351	—	2,852	1,321	(875)	25,861

	153,378	111,772	—	33,880	14,388	(3,118)	184,140

Details of balances receivable as per country such as Greece, Italy, Spain and Portugal at 31 December 2012 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision for			Provision for
			doubtful			doubtful
		Balance past	receivables		Balance past	receivables	Net debt
	Balance (1)	due	(2)	Balance (3)	due	(4)	(1)+(2)+(3)+(4)

Greece	317	273	(317)	2,026	199	—	2,026
Italy	8,693	4,667	(557)	16,167	7,386	(1,193)	23,110
Spain	82,599	48,601	(175)	13,651	11,632	(172)	95,903
Portugal	21,028	15,615	(4,081)	629	520	(210)	17,366

	112,637	69,156	(5,130)	32,473	19,737	(1,575)	138,405

Provision has been made for balances receivable from Portuguese public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Italy and Spain will not be recoverable.

(b)         Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Not matured	282,803	324,703
Less than 1 month	34,103	43,297
1 to 4 months	34,732	52,925
4 months to 1 year	29,246	50,345
More than a year	11,404	35,351
	392,288	506,621

Unimpaired receivables that are past due mainly relate to public entities.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in the provision for bad dets receivables was as follows:

	Thousands of Euros
	31/12/12	31/12/11	31/12/10

Opening balance	8,871	3,777	4,038
Business combination	—	2,251	—
Net provisions for the year	5,248	2,974	357
Net cancellations for the year	(1,248)	(323)	(796)
Translation differences	(72)	192	178

Closing balance	12,799	8,871	3,777

An analysis of the concentration of credit risk is provided in note 5(a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months	6 - 12			More than
Carrying amount	Note	31/12/11	flows	or less	months	1-2 years	2- 5 years	5 years
Financial liabilities
Bank loans	22	2,170,249	3,047,607	147,130	169,859	268,707	1,263,007	1,198,904
Other financial liabilities	22	23,195	27,458	13,904	2,725	3,112	5,591	2,126
Bonds and other securities	22	755,046	1,345,656	74,593	35,077	70,153	210,460	955,373
Finance lease liabilities	22	31,719	35,837	3,917	3,937	8,281	17,481	2,221
Debts with associates	33	2,435	2,435	2,435	—	—	—	—
Suppliers	23	280,722	280,722	280,711	11	—	—	—
Other current liabilities	24	15,449	15,449	5,026	10,423	—	—	—
Derivative financial liabilities	22	90,114	86,360	10,036	9,789	20,992	42,344	3,199
Hedging derivative financial liabilities	22	37,761	41,110	1,079	3,556	9,496	26,979	—

Total		3,406,690	4,882,634	538,831	235,377	380,741	1,565,862	2,161,823

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months	6 - 12			More than
Carrying amount	Note	31/12/12	flows	or less	months	1-2 years	2- 5 years	5 years

Financial liabilities
Bank loans	22	1,980,150	2,509,660	135,776	99,268	209,243	2,054,190	11,183
Other financial liabilities	22	17,559	19,636	4,496	1,824	3,508	6,699	3,109
Bonds and other securities	22	770,576	1,226,319	48,700	34,391	68,781	206,344	868,103
Finance lease liabilities	22	24,597	24,597	3,689	3,316	6,968	9,795	829
Debts with associates	33	2,668	2,668	2,668	—	—	—	—
Suppliers	23	228,405	228,405	228,286	119	—	—	—
Other current liabilities	24	2,917	2,917	2,843	74	—	—	—
Derivative financial liabilities	22	36,911	31,412	3,890	3,994	7,676	15,852	—
Hedging derivative financial
liabilities	22	56,604	56,953	4,770	8,899	19,242	24,042	—

Total		3,120,387	4,102,567	435,118	151,885	315,418	2,316,922	883,224

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

(*) balances in Euros in subsidiaries with USD functional currency

(**) balances in USD in subsidiaries with Euro functional currency

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2012
	EUR (*)	USD (**)
Trade receivables	68	3,107
Receivables from Group companies	—	45
Loans to Group companies	—	6
Cash and cash equivalents	858	24,977
Trade payables	(1,508)	(2,684)
Payables to Group companies	(7,357)	(56,405)
Loans to Group companies	(8,929)	—

Balance sheet exposure	(16,868)	(30,954)

(*) balances in Euros in subsidiaries with USD functional currency

(**) balances in USD in subsidiaries with Euro functional currency

The most significant exchange rates applied at 2012 and 2011 year ends are as follows:

	Closing exchange rate
	31/12/2012	31/12/2011

Euro
USD	1.3194	1.2939

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2012, equity would have increased by Euros 145,895 thousand (Euros 137,773 thousand at 31 December 2011) and profit would have decreased by Euros 4,782 thousand (at 31 December 2011 it would have increased by Euros 922 thousand). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. This analysis has been performed using the same criteria as in 2011.

A 10% weakening of the US Dollar against the Euro at 31 December 2012 and 2011 would have had the opposite effect for the amounts shown above, all other variables being held constant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Interest-rate risk

(a)         Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	2012	2011
Fixed-interest financial instruments
Financial assets	5,688	19,040
Financial liabilities	(770,576)	(755,046)
	(764,888)	(736,006)

Variable-interest financial instruments
Financial liabilities	(2,004,747)	(2,201,968)

	(2,004,747)	(2,201,968)

	(2,769,635)	(2,937,974)

Sensitivity analysis

Had the interest rate at 31 December 2012 been 100 basis points higher, the interest expense would have increased by Euros 6.2 million, the finance cost due to changes in the value of derivatives would have been Euros 23.6 million lower and equity would have increased by Euros 27.8 million as a result of changes in derivatives to which hedge accounting is applied.

Had the interest rate at 31 December 2011 been 100 basis points higher, the interest expense would have increased by Euros 4.5 million, the finance cost due to changes in the value of derivatives would have been Euros 28 million lower and equity would have increased as a result of changes in derivatives to which hedge accounting is applied.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(33)                Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Receivables from associates	26	—
Receivables from other related parties	—	63,305
Debts with associates	(2,668)	(2,435)
Debts with key management personnel	(1,250)	(579)
Payables to members of the board of directors	(458)	(97)
Payables to other related parties	(5,969)	(10,482)
	(10,319)	49,712

Payables are included in suppliers and trade payables (see note 23).

a) Group transactions with related parties

Group transactions with related parties during 2010 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	14	—	—	—
Net purchases	(505)	—	—	—
Other service expenses	—	—	(12,506)	(180)
Personnel expenses	—	(5,839)	—	(2,066)

	(491)	(5,839)	(12,506)	(2,246)

Group transactions with related parties during 2011 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	102	—	—	—
Net purchases	(1,690)	—	—	—
Operating lease expense (note 9)	—	—	(4,909)	—
Other service expenses	—	—	(30,671)	(180)
Sale of fixed assets (note 9)	—	—	233,629	—
Personnel expenses	—	(5,718)	—	(2,338)

	(1,588)	(5,718)	198,049	(2,518)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Group transactions with related parties during 2012 are as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	186	—	—	—
Net purchases	—	—	—	—
Operating lease expense (note 9)	—	—	(24,057)	—
Other service expenses	—	—	(6,072)	(1,870)
Personnel expenses	—	(7,871)	—	(3,088)

	186	(7,871)	(30,129)	(4,958)

Dividends received by the Board of directors of the Company amounted to Euros 2,062 thousand in 2010 and Euros. No dividends were received by the Board of directors in 2012 and 2011.

Every year the Group contributes 0.7% of its profits before tax to a non-profit organisation. Other service expenses include contributions to non-profit organisations totalling Euros 3,012 thousand in 2012 (Euros 653 thousand in 2011 and Euros 2,609 thousands in 2010).

Other expenses for services in 2011 also included costs for professional services with related companies amounting to Euros 10,388 thousand (Euros 7,590 thousand in 2010). These costs correspond to those incurred in increasing share capital and the issue of debt carried out relating to the acquisition of Talecris. This item also included brokerage fees relating to sale and leaseback transactions in Spain and North Carolina amounting to Euros 9,309 thousand.

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions.

Directors representing shareholders interests have received remuneration of Euros 100 thousand during 2012 (no remuneration in 2011 and 2010).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 31(c)).

b) Investments and positions held by directors of the Parent in other companies and related parties

The directors and related parties do not hold any investments, nor do they hold positions or carry out functions or activities in companies with an identical, similar or complementary statutory activity to that of the Company.

(34)                Events after the Reporting Period

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new class B shares without voting rights of 0.10 par value each and with a charge to voluntary reserves to remunerate the shareholders. These shares were traded on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013. This capital increase became legally effective on 4 January 2013, the date it was registered by public deed.

On 4 March 2013, Grifols, S.A. informs about the acquisition of shares representing 60% of the economic and voting rights of Progenika Biopharma, S.A. for a total amount of Euros 37 million. Additionally, Grifols and the selling shareholders

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

have granted each other call and put options over the shares representing the remaining 35% of the share capital held by the aforementioned sellers, which may be exercised within three years.

50% of the purchase price has been paid in exchange for 884,997 non-voting preferential shares, with a face value of Euros 0.10 each, which constitute Grifols Class B shares. The remaining 50% of the price has been paid in cash. The purchase price of the shares subject to the call and put option will be the same as the price per share paid, increased at the rate of 5% per annum.

Progenika is a Spanish company founded in 2000. Since its inception, Progenika has developed innovative tools in the field of personalized medicine. Progenika has as its main objective the development and production of in vitro diagnostic genotyping test, prognosis of diseases and prediction of response to drug treatment. Progenika has also developed its own technology toproduce DNA chips for diagnosis, becoming one of the most advanced international corporations in this field.

On 11 March 2013 Grifols S.A purchased 4,402,986 of its American Depositary Shares (“ADSs”) from various funds and accounts managed by Cerberus Capital Management, L.P and/or its affiliated advisory entities for a total purchase price of USD 118,880,622, or USD 27 per ADS.

Grifols originally issued the ADSs  to Cerberus in June 2011, in connection with its acquisition of Talecris Biotherapeutics Holdings Corp. Cerberus was the largest shareholder of Talecris.

(35)                Condensed Consolidating Financial Information

The High Yield Senior Unsecured Notes were issued by Grifols Inc., which is a wholly-owned subsidiary of Grifols, S.A., and are jointly and severally, irrevocably and fully and unconditionally guaranteed by Grifols, S.A. and certain other of its wholly-owned subsidiaries (‘the Guarantors’). Supplemental condensed consolidating financial information is presented in Appendix VI comprising the Group’s income statements and cash flow statements, both consolidated, for Fiscal 2012, Fiscal 2011 and Fiscal 2010 and its consolidated balance sheets as at December 31, 2012 and December 31, 2011, showing the amounts attributable to Grifols, S.A., Grifols Inc. and those of its other subsidiaries that were Guarantors as at December 31, 2012 separately from the amounts attributable to those of its subsidiaries that were not Guarantors. The condensed consolidated financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered”, which is included in Appendix VI.

The Board of Directors of Grifols, S.A. approved these Consolidated Financial Statements on 2 April 2013.

APPENDIX I
GRIFOLS, S.A.  AND SUBSIDIARIES
Information on Group Companies, Associates and others for the years ended 31 December 2012, 2011 and 2010

		Acquisition /			31/12/2012		31/12/2011		31/12/2010
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instrumentation and reagents.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Instituto Grifols, S.A.	Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Logister, S.A.	Spain	1987	Industrial	Manufacture, sale and purchase, marketing and distribution of all types of computer products and materials.	—	100.000%	—	100.000%	—	100.000%

Laboratorios Grifols, S.A.	Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Biomat, S.A.	Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies. The company also renders engineering services to external companies	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Biologicals, Inc.	United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

PlasmaCare, Inc.	United States	2006	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	—	100.000%	—	49.000%

Medion Grifols Diagnostic AG	Switzerland	2009	Industrial	Plasma fractioning and the production of haemoderivatives.	80.000%	—	—	80.000%	—	39.200%

Grifols Therapeutics, Inc.	United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	—

Talecris Plasma Resources, Inc.	United States	2011	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	—

GRI-CEI, S/A Produtos para transfusao	Brazil	2012	Industrial	Production of bags for the extraction, separation, conservation and transfusion of blood components.	60.000%	0.000%	—	—	—	—

Grifols Asia Pacific Pte, Ltd	Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Movaco, S.A.	Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical-surgical materials, equipment and instruments for use in laboratories and healthcare centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	1988	Commercial	Import, export and marketing of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, marketing and export of related products.	99.000%	—	99.000%	—	99.000%	—

Grifols USA, LLC.	United States	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Argentina	1991	Commercial	Clinical and biological research, the preparation of reagents and therapeutic and diet products, the manufacture of other pharmaceutical specialities and the marketing thereof.	99.260%	0.740%	99.260%	0.740%	99.260%	0.740%

Grifols s.r.o.	Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—

Grifols (Thailand) Ltd	Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30.000%	—	30.000%	—	30.000%

Grifols International, S.A.	Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in different countries.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Italia S.p.A	Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols UK Ltd.	United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—

Grifols Brasil, Ltda.	Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instrumentation.	100.000%	—	100.000%	—	100.000%	—

Grifols France, S.A.R.L.	France	1999	Commercial	Marketing of chemical and healthcare products.	99.000%	1.000%	99.000%	1.000%	99.000%	1.000%

Alpha Therapeutic Italia, S.p.A.(merged with Grifols Italia S.p.A. in 2012)	Italy	2000	Commercial	Distribution and sale of therapeutic products, especially haemoderivatives.	—	—	100.000%	—	100.000%	—

This appendix forms an integral part of note 2 to the consolidated financial statements

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2012, 2011 and 2010

		Acquisition /			31/12/2012		31/12/2011		31/12/2010
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Grifols Polska Sp.z.o.o.	Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V.	Mexico	2008	Commercial	Manufacture and marketing of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols México, S.A. de C.V.	Mexico	1970	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, assets and property for the aforementioned purposes.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Medion Diagnostics GmbH	Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	80.000%	—	80.000%	—	39.200%

Grifols Nordic, AB	Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—

Grifols Colombia, Ltda	Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reactives for diagnosis and/or sanitary software.	99.000%	1.000%	99.000%	1.000%	99.000%	1.000%

Grifols Deutschland GmbH (merged with Talecris Biotherapeutics GmbH in 2011)	Germany	2011	Commercial	Obtaining of the official permits and necessary approval for the production, marketing and distribution of products deriving from blood plasma It also engages in the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical medical material, apparatus and instruments.	100.000%	—	100.000%	—	100.000%	—

Australian Corporate Number 073 272 830 Pty Ltd.	Australia	2009	Commercial	Distribution of pharmaceutical products and reagents for diagnostics.	—	—	—	100.000%	—	49.000%

Grifols Canada, Ltd.	Canada	2011	Commercial	Provision of various services (marketing) to Grifols Therapeutics Inc.	—	100.000%	—	100.000%	—	—

Grifols Viajes, S.A.	Spain	1995	Services	Retail travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Ltd.	Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	100.000%	—	100.000%	—	100.000%	—

Arrahona Optimus, S.L.	Spain	2008	Services	Development and construction of offices and business premises.	99.995%	0.005%	99.995%	0.005%	99.995%	0.005%

Grifols, Inc. (merged with Talecris Biotherapeutics Holdings Corp in 2011)	United States	2011	Services	Acquisition, manufacture and sale of therapeutic products, especially haemoderivatives extracted by plasma fractioning through a network of donation centres owned by the Group in the USA.	100.000%	—	100.000%	—	100.000%	—

Talecris Biotherapeutics Overseas Services, Corp.	United States	2011	Services	Provision of support services for the sale of biotherapeutic products outside the USA and participation in any other activity for which the companies may be organised in accordance with the General Corporation Law of Delware.	—	100.000%	—	100.000%	—	—

Gri-Cel, S.A.	Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0.001%	99.999%	0.001%	99.999%	0.001%	99.999%

Araclón Biotech, S.L.	Spain	2012	Research	Creation and marketing of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	—	51.000%	—	—	—	—

Saturn Australia Pty Ltd.	Australia	2009	Investment	Its activity consists of holding shares and real estate investments.	—	—	—	100.000%	—	49.000%

Saturn Investments AG	Switzerland	2009	Investment	Its activity consists of holding shares and real estate investments.	—	—	—	100.000%	—	49.000%

Woolloomooloo Holdings Pty Ltd.	Australia	2009	Investment	Its activity consists of holding shares and real estate investments.	—	—	100.000%	—	49.000%	—

This appendix forms an integral part of note 2 to the consolidated financial statements

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2012, 2011 and 2010

		Acquisition /			31/12/2012		31/12/2011		31/12/2010
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity accounted investees

Nanotherapix, S.L.	Spain	2010	Research	Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.	—	51.000%	—	51.000%	—	51.000%

VCN Bioscience, S.L.	Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	40.000%	—	40.000%	—	—

Quest Internacional, Inc (Sold on November 2010)	United States	1997	Commercial	Manufacture and marketing of reagents and clinical analysis instruments.	—	—	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2012, 2011 and 2010

(Expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostic			Raw materials			Others/Unallocated			Consolidated
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011 (*)	2010	2012	2011 (*)	2010
Income from external customers	2,325,088	1,531,199	773,372	95,870	95,365	89,552	134,341	117,358	109,088	31,450	30,526	4,815	34,195	21,165	13,903	2,620,944	1,795,613	990,730

Total operating income	2,325,088	1,531,199	773,372	95,870	95,365	89,552	134,341	117,358	109,088	31,450	30,526	4,815	34,195	21,165	13,903	2,620,944	1,795,613	990,730

Profit/(Loss) for the segment	888,094	515,214	306,091	1,177	7,610	7,401	9,291	(14,551)	6,793	10,657	6,749	2,110	33,881	17,355	7,785	943,100	532,377	330,180

Unallocated expenses													(283,016)	(253,516)	(120,497)	(283,016)	(253,516)	(120,497)
Operating profit																660,084	278,861	209,683

Finance income/costs																(270,729)	(197,774)	(51,020)

Share of profit/(loss) of equity accounted investees	—	—	—	—	—	—	—	—	—	—	—	—	(1,407)	(1,064)	(879)	(1,407)	(1,064)	(879)
Income tax expense																(132,571)	(29,795)	(42,517)
Profit for the year after tax																255,377	50,228	115,267

Segment assets	4,581,022	4,722,315	1,062,464	79,947	120,458	85,992	144,833	107,689	129,824	15,792	1,305	954				4,821,594	4,951,767	1,279,234
Equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	—	2,566	1,001	516	2,566	1,001	516
Unallocated assets													803,314	687,232	601,360	803,314	687,232	601,360
Total assets																5,627,474	5,640,000	1,881,110

Segment liabilities	264,160	337,960	74,489	397	12,932	14,486	12,040	12,511	12,573	—	—	—			—	276,597	363,403	101,548
Unallocated liabilities													3,470,136	3,611,603	1,072,172	3,470,136	3,611,603	1,072,172
Total liabilities																3,746,733	3,975,006	1,173,720

Other information:
Amortisation and depreciation	91,564	62,062	21,630	5,382	5,382	4,719	11,310	10,102	8,265	—	—	—	20,870	13,093	11,162	129,126	90,639	45,776
Expenses that do not require cash payments	11,683	4,497	(526)	248	(33)	(12)	247	4,826	—	—	—	—	4,946	907	—	17,124	10,197	(538)
Additions for the year of property, plant & equipment and intangible assets	140,880	127,789	65,344	6,435	15,097	13,132	12,003	12,218	15,897	—	—	—	14,154	12,395	11,424	173,472	167,499	105,797

This appendix forms an integral part of note 6 to the consolidated financial statements

(*) See note 2

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2012, 2011 and 2010

(Expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Subtotal			Raw material			Consolidated
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Revenue	212,983	230,871	227,947	346,345	295,754	204,244	1,658,548	948,730	338,016	371,618	289,732	215,708	2,589,494	1,765,087	985,915	31,450	30,526	4,815	2,620,944	1,795,613	990,730

Assets by geographic area	759,670	740,276	681,835	126,041	130,651	117,641	4,573,400	4,632,222	928,196	152,571	135,546	152,484	5,611,682	5,638,695	1,880,156	15,792	1,305	954	5,627,474	5,640,000	1,881,110

Other information:
Additions for the year of property, plant & equipment and intangible assets	51,014	47,622	50,319	3,081	2,759	3,972	114,109	113,041	43,847	5,268	4,077	7,659	173,472	167,499	105,797	—	—	—	173,472	167,499	105,797

This appendix forms an integral part of note 6 to the consolidated financial statements

APPENDIX III

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2012

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2011	Additions	combinations	Transfers	Disposals	differences	31/12/2012

Cost:

Development costs	69,783	9,825	11,282	—	(3,969)	(18)	86,903

Concessions, patents, licenses,brands & similar	52,929	80	1,575	(31)	—	(578)	53,975

Computer software	67,967	10,033	69	3,508	(7,338)	(6,549)	67,690

Currently marketed products	927,429	—	—	—	—	(17,925)	909,504

Other intangible assets	2,476	162	—	31	(314)	(38)	2,317

	1,120,584	20,100	12,926	3,508	(11,621)	(25,108)	1,120,389

Accumulated amortization:

Development costs	(40,078)	(4,957)	(122)	—	1,724	18	(43,415)

Concessions, patents, licenses,brands & similar	(18,866)	(1,012)	(246)	—	—	347	(19,777)

Computer software	(34,122)	(11,779)	(33)	—	3,222	4,258	(38,454)

Currently marketed products	(18,033)	(31,125)	—	—	—	1,157	(48,001)

Other intangible assets	(914)	(630)	—	—	—	6	(1,538)

	(112,013)	(49,503)	(401)	—	4,946	5,786	(151,185)

Impairment of other intangible assets	(264)	155	—	—	—	—	(109)

Carrying amount	1,008,307	(29,248)	12,525	3,508	(6,675)	(19,322)	969,095

(note 3(a))

This appendix forms an integral part of note 8 to the consolidated financial statements

APPENDIX III

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2011

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2010	Additions	Combination	Transfers	Disposals	differences	31/12/2011

Cost:

Development costs	62,071	7,775	—	—	(97)	34	69,783

Concessions, patents, licenses,brands & similar	52,743	102	—	(905)	—	989	52,929

Computer software	34,702	14,374	13,633	643	(548)	5,163	67,967

Currently marketed products	—	—	832,871	—	—	94,558	927,429

Other intangible assets	2,345	448	—	145	(501)	39	2,476

	151,861	22,699	846,504	(117)	(1,146)	100,783	1,120,584

Accumulated amortization:

Development costs	(33,195)	(6,785)	—	—	—	(98)	(40,078)

Concessions, patents, licenses,brands & similar	(18,628)	(906)	—	844	—	(176)	(18,866)

Computer software	(21,546)	(9,462)	—	(164)	52	(3,002)	(34,122)

Currently marketed products	—	(16,648)	—	—	—	(1,385)	(18,033)

Other intangible assets	(193)	(622)	—	(84)	—	(15)	(914)

	(73,562)	(34,423)	—	596	52	(4,676)	(112,013)

Impairment of other intangible assets	—	(264)	—	—	—	—	(264)

Carrying amount	78,299	(11,988)	846,504	479	(1,094)	96,107	1,008,307

(note 3)

This appendix forms an integral part of note 8 to the consolidated financial statements

APPENDIX IV

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Property, Plant and Equipment

for the year ended

31 December 2012

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2011	Additions	combination	Transfers	Disposals	differences	31/12/2012

Cost:

Land and buildings	156,868	2,049	—	38,176	(9,006)	(5,877)	182,210

Plant and machinery	773,215	26,258	3,822	(17,947)	(26,346)	(11,346)	747,656

Under construction	121,219	125,065	—	(23,831)	(5,413)	(3,862)	213,178

	1,051,302	153,372	3,822	(3,602)	(40,765)	(21,085)	1,143,044

Accumulated depreciation:

Buildings	(15,434)	(5,302)	—	2,335	1,398	1,921	(15,082)

Plant and machinery	(252,787)	(74,321)	(2,100)	(2,241)	11,006	7,727	(312,716)

	(268,221)	(79,623)	(2,100)	94	12,404	9,648	(327,798)

Impairment of other property, plant and equipment	(7,212)	(1,597)	—	—	3,954	(284)	(5,139)

Carrying amount	775,869	72,152	1,722	(3,508)	(24,407)	(11,721)	810,107

(note 3(a) and (b))

This appendix forms an integral part of note 9 to the consolidated financial statements

APPENDIX IV

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Property, Plant and Equipment

for the year ended

31 December 2011

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2010	Additions	combination	Transfers	Disposals	differences	31/12/2011

Cost:

Land and buildings	184,742	7,452	52,342	12,932	(109,028)	8,428	156,868

Plant and machinery	405,269	42,471	280,823	30,898	(24,250)	38,004	773,215

Under construction	66,284	94,876	133,509	(44,725)	(146,707)	17,982	121,219

	656,295	144,799	466,674	(895)	(279,985)	64,414	1,051,302

Accumulated depreciation:

Buildings	(11,547)	(6,946)	—	(48)	5,265	(2,158)	(15,434)

Plant and amchinery	(209,968)	(49,270)	—	464	13,897	(7,910)	(252,787)

	(221,515)	(56,216)	—	416	19,162	(10,068)	(268,221)

Impairment of other property, plant and equipment	(649)	(6,116)	—	—	17	(464)	(7,212)

Carrying amount	434,131	82,467	466,674	(479)	(260,806)	53,882	775,869

(note 3(c))

This appendix forms an integral part of note 9 to the consolidated financial statements

APPENDIX V

GRIFOLS, S.A.  AND SUBSIDIARIES

Breakdown of Non-Current Loans and Borrowings

for the year ended

31 December 2012

(Expressed in thousands of Euros)

						Thousands of Euros
Loan	Currency	Interest rate	Concession date		Maturity date	Amount awarded	Carrying amount

Senior Debt - Tranche A	EUR	Euribor + 3.5%	23/11/2010	(*)	1/6/2016	220,000	176,000
Senior Debt - Tranche B	EUR	Euribor + 3.5%	23/11/2010	(*)	1/6/2017	220,000	196,000
Senior Debt - Tranche A	USD	Libor + 3.25%	23/11/2010	(*)	1/6/2016	454,752	363,802
Senior Debt - Tranche B	USD	Libor + 3.5%	23/11/2010	(*)	1/6/2017	1,288,464	1,255,116

Total Senior Debt						2,183,217	1,990,918

Revolving Credit	EUR	Euribor + 3.25%	23/11/2010	(*)	1/6/2016	21,700	—
Revolving Credit	USD	Libor + 3.25%	23/11/2010	(*)	1/6/2016	26,527	—
Revolving Credit	Multicurrency	Libor + 3.25%	23/11/2010	(*)	1/6/2016	106,109	—

Total Revolving Credit						154,336	—

B.Sabadell	EUR	Euribor	25/3/2010		25/3/2020	8,500	7,589
Bankinter	EUR	ICO+1.65%	9/5/2012		10/6/2022	10,000	10,000
B.Sabadell	EUR	Euribor + 1%	16/3/2012		30/11/2014	362	348
B.Sabadell	EUR	Euribor + 1%	16/3/2012		31/12/2014	1,228	1,178
Caixa Catalunya	EUR	ICO+1.99	30/7/2009		25/8/2016	1,440	794
Caixa Galicia	EUR	Euribor + 1.5%	11/6/2010		25/6/2020	1,180	767
Ibercaja	EUR	Euribor + 1.99%	30/7/2009		31/7/2016	1,800	973
Banco Popular	EUR	ICO+1.5%	28/11/2011		25/12/2018	2,000	2,000
Banco Popular	EUR	ICO+1.5%	28/11/2011		25/12/2018	6,800	6,800
Banco Santander	EUR	ICO+1.89%	1/6/2009		25/6/2016	6,000	3,000

Loan arrangement costs							(183,579)

						2,376,863	1,840,788

Non-current finance lease creditors (see note 22)						—	17,592

						2,376,863	1,858,380

(*) Refinanced on 29 February 2012 (see note 22)

This appendix forms an integral part of note 22 to the consolidated financial statements

APPENDIX V

GRIFOLS, S.A.  AND SUBSIDIARIES

Breakdown of Non-Current Loans and Borrowings

for the year ended

31 December 2011

(Expressed in thousands of Euros)

					Thousands of Euros
Loan	Currency	Interest rate	Concession date	Maturity date	Amount awarded	Carrying amount

Senior Debt - Tranche A	EUR	Euribor + 4%	23/11/2010	1/6/2016	220,000	199,375
Senior Debt - Tranche B	EUR	Euribor + 4.5%	23/11/2010	1/6/2017	220,000	216,700
Senior Debt - Tranche A	USD	Libor + 3.75%	23/11/2010	1/6/2016	927,428	840,482
Senior Debt - Tranche B	USD	Libor + 4.25%	23/11/2010	1/6/2017	1,004,714	989,644

Total Senior Debt					2,372,142	2,246,201

Revolving Credit	EUR	Euribor + 4%	23/11/2010	1/6/2016	38,643	—
Revolving Credit	USD	Libor + 3.75%	23/11/2010	1/6/2016	38,643	—
Revolving Credit	Multicurrency	Libor + 3.75%	23/11/2010	1/6/2016	154,571	—

Total Revolving Credit					231,857	0

Banco Santander	EUR	ICO + 1.89%	1/6/2009	30/6/2016	6,000	4,200
B. Guipuzcoano	EUR	Euribor + 1%	25/3/2010	25/3/2020	8,500	8,500
B.Sabadell	EUR	Euribor + 1%	8/6/2011	30/6/2013	843	813
BSCH	EUR	1.75%	13/10/2010	13/10/2017	900	732
Caixa Catalunya	EUR	ICO + 1.99%	30/7/2009	25/8/2016	1,440	1,081
Caixa Galicia	EUR	Euribor + 1.5%	11/6/2010	25/6/2020	1,180	885
Ibercaja	EUR	Euribor + 1.99%	30/7/2009	31/7/2016	1,800	1,324
Banco Popular	EUR	ICO + 1.5%	28/11/2011	25/12/2018	2,000	2,000
Banco Popular	EUR	ICO + 1.5%	28/11/2011	25/12/2018	6,800	6,800
Banca Toscana	EUR	6 months Euribor +1%	8/5/2008	25/6/2013	3,000	326

Loan arrangement costs						(224,777)

					2,636,463	2,048,085

Non-current finance lease creditors (see note 22)					—	24,617

					2,636,463	2,072,702

This appendix forms an integral part of note 22 to the consolidated financial statements

Appendix VI

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at  31 December 2011

			Guarantor	Non- Guarantor	Consolidating
Assets	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/11
	(expressed in thousands of euros)
Non-current assets
Intangible assets
Goodwill	—	—	164,468	1,880	1,728,753	1,895,101
Other intangible assets	3,882	7,207	72,263	6,939	918,016	1,008,307
Total intangible assets	3,882	7,207	236,731	8,819	2,646,769	2,903,408
Property, plant and equipment	60,925	28,352	479,532	38,066	168,994	775,869

Investments in Subsidiaries	1,142,461	3,117,375	22,564	1,436	(4,283,836)	—
Advances and notes between parent and subsidiaries	—	—	105,770	—	(105,770)	—
Investments in equity accounted investees	—	—	—	—	1,001	1,001
Non-current financial assets	3,846	5,786	1,948	821	—	12,401
Deferred tax assets	—	—	913	2,490	14,703	18,106

Total non-current assets	1,211,114	3,158,720	847,458	51,632	(1,558,139)	3,710,785

Current assets
Inventories	894	—	1,083,067	64,397	(118,017)	1,030,341
Trade and other receivables
Trade receivables	10,564	2,845	517,939	105,822	(228,907)	408,263
Other receivables	3,603	179	95,738	9,054	42	108,616
Current income tax assets	8,344	1,542	2,615	2,609	—	15,110

Trade and other receivables	22,511	4,566	616,292	117,485	(228,865)	531,989

Advances and notes between parent and subsidiaries	340,419	288,361	9,661	21,577	(660,018)	—
Other current financial assets	3,619	2,652	10	10,623	—	16,904
Other current assets	1,068	152	6,762	1,413	—	9,395
Cash and cash equivalents	61,239	169,248	93,771	16,328	—	340,586

Total current assets	429,750	464,979	1,809,563	231,823	(1,006,900)	1,929,215

Total assets	1,640,864	3,623,699	2,657,021	283,455	(2,565,039)	5,640,000

This appendix forms an integral part of note 35 to the consolidated financial statements

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at  31 December 2011

			Guarantor	Non- Guarantor	Consolidating
Equity and liabilities	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/11
	(expressed in thousands of euros)
Equity
Share capital	117,882	—	42,635	35,892	(78,527)	117,882
Share premium	890,355	849,867	656,443	6,119	(1,512,429)	890,355
Reserves	130,463	232,983	347,284	91,936	(234,392)	568,274
Own shares	(1,927)	—	—	—	—	(1,927)

Profit for the period/ year attributable to the Parent	(17,865)	(90,062)	195,694	(17,588)	(19,872)	50,307
Total	1,118,908	992,788	1,242,056	116,359	(1,845,220)	1,624,891
Available-for-sale financial assets	—	—	—	—	—	—
Cash flow hedges	(1,233)	(19,778)	(173)	—	—	(21,184)
Translation differences	—	114,105	72,103	9,814	(137,222)	58,800
Other comprehensive income	(1,233)	94,327	71,930	9,814	(137,222)	37,616

Equity attributable to the Parent	1,117,675	1,087,115	1,313,986	126,173	(1,982,442)	1,662,507
Non-controlling interests	—	—	—	—	2,487	2,487
Total equity	1,117,675	1,087,115	1,313,986	126,173	(1,979,955)	1,664,994
Liabilities
Non-current liabilities
Grants	159	189	941	77	—	1,366
Provisions	—	—	10,729	323	—	11,052
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	392,536	2,370,484	45,776	429	—	2,809,225
Advances and notes between parent and subsidiaries	—	—	391,239	5,934	(397,173)	—
Other financial liabilities	16,469	111,612	7,802	680	—	136,563

Total non-current financial liabilities	409,005	2,482,096	444,817	7,043	(397,173)	2,945,788

Deferred tax liabilities	9,656	1,970	(12,186)	2,636	368,647	370,723

Total non-current liabilities	418,820	2,484,255	444,301	10,079	(28,526)	3,328,929

Current liabilities

Provisions	341	—	36,084	3,726	40,961	81,112

Current financial liabilities
Loans and borrowings, bonds and other marketable securities	24,096	50,294	34,168	39,231	—	147,789
Advances and notes between parent and subsidiaries	31,238	(8,154)	324,861	20,584	(368,529)	—
Other financial liabilities	96	—	14,288	123	—	14,507

Total current financial liabilities	55,430	42,140	373,317	59,938	(368,529)	162,296

Debts with associates	2,435	—	—	—	—	2,435

Trade and other payables
Suppliers	41,352	7,954	394,425	65,981	(228,990)	280,722
Other payables	1,394	2,018	19,223	4,700	—	27,335
Current income tax liabilities	—	(2,010)	4,217	2,484	—	4,691
Total trade and other payables	42,746	7,962	417,865	73,165	(228,990)	312,748
Other current liabilities	3,417	2,227	71,468	10,374	—	87,486

Total current liabilities	104,369	52,329	898,734	147,203	(556,558)	646,077

Total liabilities	523,189	2,536,584	1,343,035	157,282	(585,084)	3,975,006

Total equity and liabilities	1,640,864	3,623,699	2,657,021	283,455	(2,565,039)	5,640,000

This appendix forms an integral part of note 35 to the consolidated financial statements

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at  31 December 2012

			Guarantor	Non- Guarantor	Consolidating
Assets	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/12
	(expressed in thousands of euros)
Non-current assets
Intangible assets
Goodwill	—	—	162,069	—	1,707,830	1,869,899
Other intangible assets	2,919	11,750	69,485	17,331	867,610	969,095
Total intangible assets	2,919	11,750	231,554	17,331	2,575,440	2,838,994
Property, plant and equipment	64,990	31,094	521,087	43,467	149,469	810,107

Investments in Subsidiaries	1,167,286	3,057,126	35,389	23,255	(4,283,056)	—
Advances and notes between parent and subsidiaries	3,313	—	—	—	(3,313)	—
Investments in equity accounted investees	—	—	—	—	2,566	2,566
Non-current financial assets	3,769	10,013	1,834	910	—	16,526
Deferred tax assets	—	—	1,121	3,603	19,993	24,717

Total non-current assets	1,242,277	3,109,983	790,985	88,566	(1,538,901)	3,692,910

Current assets
Inventories	929	—	1,022,347	70,483	(95,115)	998,644

Trade and other receivables
Trade receivables	612	—	279,296	86,114	—	366,022
Other receivables	9,182	1,911	19,650	13,085	5	43,833
Current income tax assets	17,669	13,572	3,787	2,290	—	37,318
Trade and other receivables	27,463	15,483	302,733	101,489	5	447,173

Advances and notes between parent and subsidiaries	293,641	388,712	239,378	39,619	(961,350)	—
Other current financial assets	4	244	167	45	—	460
Other current assets	3,536	540	9,779	1,105	—	14,960
Cash and cash equivalents	90,970	304,251	25,607	52,499	—	473,327

Total current assets	416,543	709,230	1,600,011	265,240	(1,056,460)	1,934,564

Total assets	1,658,820	3,819,213	2,390,996	353,806	(2,595,361)	5,627,474

This appendix forms an integral part of note 35 to the consolidated financial statements

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at  31 December 2012

			Guarantor	Non- Guarantor	Consolidating
Equity and liabilities	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/12
	(expressed in thousands of euros)
Equity

Share capital	117,882	—	41,274	45,440	(86,714)	117,882

Share premium	890,355	849,867	667,804	27,984	(1,545,655)	890,355

Reserves	113,677	142,922	470,333	97,316	(204,104)	620,144

Own shares	(3,060)	—	—	—	—	(3,060)

Profit for the period/ year attributable to the Parent	61,968	(151,119)	441,356	2,137	(97,656)	256,686

Total	1,180,822	841,670	1,620,767	172,877	(1,934,129)	1,882,007

Available-for-sale financial assets	—	—	—	—	—	—

Cash flow hedges	(2,556)	(30,496)	16	—	—	(33,036)

Translation differences	—	97,125	40,829	(786)	(109,371)	27,797

Other comprehensive income	(2,556)	66,629	40,845	(786)	(109,371)	(5,239)

Equity attributable to the Parent	1,178,266	908,299	1,661,612	172,091	(2,043,500)	1,876,768

Non-controlling interests	—	—	—	—	3,973	3,973

Total equity	1,178,266	908,299	1,661,612	172,091	(2,039,527)	1,880,741

Liabilities

Non-current liabilities

Grants	816	147	4,413	479	—	5,855

Provisions	—	—	2,995	353	—	3,348

Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	358,103	2,181,040	45,173	1,672	—	2,585,988
Advances and notes between parent and subsidiaries	—	—	185,459	5,552	(191,011)	—
Other financial liabilities	12,097	81,845	7,882	3,007	—	104,831

Total non-current financial liabilities	370,200	2,262,885	238,514	10,231	(191,011)	2,690,819

Deferred tax liabilities	2,913	46,505	25,639	2,487	376,302	453,846

Total non-current liabilities	373,929	2,309,537	271,561	13,550	185,291	3,153,868

Current liabilities

Provisions	149	—	8,127	6,693	40,170	55,139

Current financial liabilities
Loans and borrowings, bonds and other marketable securities	26,492	88,223	37,966	36,654	—	189,335
Advances and notes between parent and subsidiaries	33,883	486,964	(60,580)	38,849	(499,116)	—
Other financial liabilities	377	—	5,484	382	—	6,243

Total current financial liabilities	60,752	575,187	(17,130)	75,885	(499,116)	195,578

Debts with associates	2,668	—	—	—	—	2,668

Trade and other payables
Suppliers	36,043	32,299	374,806	67,436	(282,179)	228,405
Other payables	1,419	19	20,770	5,149	—	27,357
Current income tax liabilities	—	(11,855)	15,130	2,404	—	5,679
Total trade and other payables	37,462	20,463	410,706	74,989	(282,179)	261,441

Other current liabilities	5,594	5,727	56,120	10,598	—	78,039

Total current liabilities	106,625	601,377	457,823	168,165	(741,125)	592,865

Total liabilities	480,554	2,910,914	729,384	181,715	(555,834)	3,746,733

Total equity and liabilities	1,658,820	3,819,213	2,390,996	353,806	(2,595,361)	5,627,474

This appendix forms an integral part of note 35 to the consolidated financial statements

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the year ended 31 December 2010

(restated) *

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Continuing Operations

Net revenue	66,966	21,313	1,351,397	428,832	(877,778)	990,730

Cost of sales	(15,639)	—	(961,225)	(291,067)	738,531	(529,400)

Gross Profit	51,327	21,313	390,172	137,765	(139,247)	461,330

Research and Development	(3,495)	(2,211)	(38,424)	(2,181)	5,655	(40,656)

Sales, General and Administration expenses	(55,468)	(18,780)	(174,994)	(102,019)	140,270	(210,991)

Operating Expenses	(58,963)	(20,991)	(213,418)	(104,200)	145,925	(251,647)

Operating Results	(7,636)	322	176,754	33,565	6,678	209,683

Finance income	4,054	15,172	2,856	1,243	(18,799)	4,526

Finance expenses	(8,124)	(32,274)	(22,759)	(5,304)	18,801	(49,660)

Change in fair value of financial instruments	(7,670)	—	—	77	—	(7,593)

Profit & losses from financial instruments	—	—	1,573	(879)	(603)	91
Exchange losses	75	(455)	(389)	2,385	—	1,616
Dividends	76,491	—	—	160	(76,651)	—

Finance income and expense	64,826	(17,557)	(18,719)	(2,318)	(77,252)	(51,020)

Share of losses of equity accounted investees	—	—	—	—	(879)	(879)

Profit before tax	57,190	(17,235)	158,035	31,247	(71,453)	157,784

Income tax expense	6,036	6,509	(45,182)	(7,445)	(2,435)	(42,517)

Profit after income tax from continuing operations	63,226	(10,726)	112,853	23,802	(73,888)	115,267

Consolidated profit for the period	63,226	(10,726)	112,853	23,802	(73,888)	115,267

Profit attributable to equity holders of the Parent	63,226	(10,726)	112,853	23,906	(73,746)	115,513
Loss attributable to non-controlling interest	—	—	—	(104)	(142)	(246)

This appendix forms an integral part of note 35 to the consolidated financial statements

* See note 2

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the year ended 31 December 2011

(restated) *

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Continuing Operations
Net revenue	63,490	25,567	2,480,571	453,739	(1,227,754)	1,795,613
Cost of sales	(4,901)	—	(1,687,165)	(319,220)	1,043,153	(968,133)
Gross Profit	58,589	25,567	793,406	134,519	(184,601)	827,480
Research and Development	(3,833)	(3,531)	(88,808)	(3,866)	10,678	(89,360)
Sales, General and Administration expenses	(117,312)	(26,367)	(324,662)	(137,930)	147,012	(459,259)
Operating Expenses	(121,145)	(29,898)	(413,470)	(141,796)	157,690	(548,619)
Operating Results	(62,556)	(4,331)	379,936	(7,277)	(26,911)	278,861
Finance income	10,968	23,352	(41,519)	1,457	11,503	5,761
Finance expenses	(28,141)	(165,253)	(37,550)	(6,837)	37,219	(200,562)
Change in fair value of financial instruments	4,501	(4,980)	1,758	—	—	1,279
Profit & losses from financial instruments	(19,930)	—	(5,697)	(1,022)	25,844	(805)
Exchange losses	184	7,001	(7,877)	(2,755)	—	(3,447)
Dividends	53,352	—	—	159	(53,511)	—
Finance income and expense	20,934	(139,880)	(90,885)	(8,998)	21,055	(197,774)
Share of losses of equity accounted investees	—	—	144	—	(1,208)	(1,064)
Profit before tax	(41,622)	(144,211)	289,195	(16,275)	(7,064)	80,023
Income tax expense	23,757	54,149	(93,501)	(1,313)	(12,887)	(29,795)
Profit after income tax from continuing operations	(17,865)	(90,062)	195,694	(17,588)	(19,951)	50,228
Consolidated profit for the period	(17,865)	(90,062)	195,694	(17,588)	(19,951)	50,228
Profit attributable to equity holders of the Parent	(17,865)	(90,062)	195,694	(17,588)	(19,872)	50,307
Loss attributable to non-controlling interest	—	—	—	—	(79)	(79)

This appendix forms an integral part of note 35 to the consolidated financial statements

* See note 2

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the year ended 31 December 2012

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Continuing Operations
Net revenue	74,180	73,149	4,019,222	459,674	(2,005,281)	2,620,944
Cost of sales	(5,332)	(1,981)	(2,739,062)	(325,939)	1,780,969	(1,291,345)
Gross Profit	68,848	71,168	1,280,160	133,735	(224,312)	1,329,599
Research and Development	(3,843)	(5,650)	(120,904)	(8,666)	14,620	(124,443)
Sales, General and Administration expenses	(77,340)	(77,453)	(451,808)	(113,022)	174,551	(545,072)
Operating Expenses	(81,183)	(83,103)	(572,712)	(121,688)	189,171	(669,515)
Operating Results	(12,335)	(11,935)	707,448	12,047	(35,141)	660,084
Finance income	6,479	18,603	22,858	1,459	(47,722)	1,677
Finance expenses	(26,286)	(259,375)	(39,460)	(6,820)	47,824	(284,117)
Change in fair value of financial instruments	21,049	(8,036)	—	—	—	13,013
Profit & losses from financial instruments	2,826	—	(10,437)	(1,157)	10,875	2,107
Exchange losses	(208)	(308)	(1,822)	(1,071)	—	(3,409)
Dividends	63,990	—	—	87	(64,077)	—
Finance income and expense	67,850	(249,116)	(28,861)	(7,502)	(53,100)	(270,729)
Share of losses of equity accounted investees	—	—	—	—	(1,407)	(1,407)
Profit before tax	55,515	(261,051)	678,587	4,545	(89,648)	387,948
Income tax expense	6,453	109,932	(237,231)	(2,408)	(9,317)	(132,571)
Profit after income tax from continuing operations	61,968	(151,119)	441,356	2,137	(98,965)	255,377
Consolidated profit for the period	61,968	(151,119)	441,356	2,137	(98,965)	255,377
Profit attributable to equity holders of the Parent	61,968	(151,119)	441,356	2,137	(97,656)	256,686
Loss attributable to non-controlling interest	—	—	—	—	(1,309)	(1,309)

This appendix forms an integral part of note 35 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for the year ended 31 December 2010

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)
Cash flows from/(used in) operating activities
Profit before income tax	57,190	(17,235)	158,035	31,247	(71,453)	157,784
Adjustments for:	(59,557)	49,580	23,077	6,508	72,743	92,351
Amortisation and depreciation	7,384	992	28,623	8,222	555	45,776
Other adjustments:	(66,941)	48,588	(5,546)	(1,714)	72,188	46,575
(Profit) /losses on equity accounted investments	—	—	—	—	879	879
Exchange differences	(75)	455	389	(2,385)	—	(1,616)
Impairment of assets and net provision charges	(1,097)	—	(160)	518	1,652	913
(Profits) / losses on disposal of fixed assets	2	139	756	578	(1,751)	(276)
Government grants taken to income	(259)	—	(470)	1	—	(728)
Net finance expense	(65,578)	30,875	2,513	2,731	76,901	47,442
Other adjustments	66	17,119	(8,574)	(3,157)	(5,493)	(39)
Change in operating assets and liabilities	2,233	145,612	(199,272)	7,902	(35,242)	(78,767)
Change in inventories	(92)	—	(23,919)	8,854	(3,149)	(18,306)
Change in trade and other receivables	4,915	170,362	54,428	13,110	(266,361)	(23,546)
Change in current financial assets and other current assets	(20,490)	(13,649)	(2,979)	(1,263)	(34,641)	(73,022)
Change in current trade and other payables	17,900	(11,101)	(226,802)	(12,799)	268,909	36,107
Other cash flows used in operating activities	77,492	(26,404)	(28,009)	(13,704)	(76,491)	(67,116)
Interest paid	(5,891)	(31,361)	(4,404)	(2,525)	4,052	(40,129)
Interest received	4,052	1,110	4,326	—	(4,052)	5,436
Dividends received	76,491	—	—	—	(76,491)	—
Income tax paid	2,840	3,847	(27,931)	(11,179)	—	(32,423)
Net cash from operating activities	77,358	151,553	(46,169)	31,953	(110,443)	104,252
Cash flows from/(used in) investing activities
Payments for investments	(7,854)	(16,042)	(67,863)	(19,020)	2,191	(108,588)
Group companies and business units	(8)	—	(884)	(1,523)	941	(1,474)
Property, plant and equipment and intangible assets	(7,788)	(12,405)	(67,006)	(17,453)	1,250	(103,402)
Other financial assets	(58)	(3,637)	27	(44)	—	(3,712)
Proceeds from the sale of investments	109	946	(2,169)	5,555	91	4,532
Property, plant and equipment	109	946	(1,289)	4,054	91	3,911
Other financial assets	—	—	(880)	1,501	—	621
Associates	—	—	—	—	—	—
Net cash used in investing activities	(7,745)	(15,096)	(70,032)	(13,465)	2,282	(104,056)
Cash flows from/(used in) financing activities
Proceeds from and payments for equity instruments	(1,250)	—	—	890	(890)	(1,250)
Issue	—	—	—	890	(890)	—
Acquisition of own shares	(1,250)	—	—	—	—	(1,250)
Disposal of treasury shares	—	—	—	—	—	—
Proceeds from and payments for financial liability instruments	(41,495)	(165,388)	165,287	8,437	32,093	(1,066)
Issue	63,226	(2,616)	30,546	27,082	—	118,238
Redemption and repayment	(99,505)	—	(16,672)	(3,127)	—	(119,304)
Debts with group companies	(5,216)	(162,772)	151,413	(15,518)	32,093	—
Dividends and interest on other equity instruments paid	(27,229)	—	(55,298)	(21,713)	76,958	(27,282)
Other cash flows from financing activities	242	—	56	25	—	323
Other amounts received from financing activities	242	—	81	—	—	323
Net cash from/(used in) financing activities	(69,732)	(165,388)	110,045	(12,361)	108,161	(29,275)
Effect of exchange rate fluctuations on cash	—	18,583	409	364	—	19,356
Net increase / (decrease) in cash and cash equivalents	(119)	(10,348)	(5,747)	6,491	—	(9,723)
Cash and cash equivalents at beginning of the year	144	237,804	7,191	4,233	—	249,372
Cash and cash equivalents at end of year	25	227,456	1,444	10,724	—	239,649

This appendix forms an integral part of note 35 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for the year ended 31 December 2011

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)
Cash flows from/(used in) operating activities
Profit before income tax	(41,622)	(144,211)	289,195	(16,275)	(7,064)	80,023
Adjustments for:	(21,252)	159,350	134,874	52,945	(12,002)	313,915
Amortisation and depreciation	6,803	1,033	48,792	8,037	25,974	90,639
Other adjustments:	(28,055)	158,317	86,082	44,908	(37,976)	223,276
(Profit) /losses on equity accounted investments	—	—	—	—	1,064	1,064
Exchange differences	(184)	(7,001)	7,877	2,755	—	3,447
Impairment of assets and net provision charges	20,194	—	11,772	16,672	(24,832)	23,806
(Profits) / losses on disposal of fixed assets	(7,134)	—	5,141	21,359	—	19,366
Government grants taken to income	(333)	—	(971)	—	—	(1,304)
Net finance expense	(40,902)	165,257	(21,762)	3,773	74,201	180,567
Other adjustments	304	61	84,025	349	(88,409)	(3,670)
Change in operating assets and liabilities	(90,489)	(216,226)	(179,614)	(5,265)	440,315	(51,279)
Change in inventories	(98)	—	24,032	(7,100)	(9,925)	6,909
Change in trade and other receivables	5,213	8,423	(178,585)	(4,069)	114,876	(54,142)
Change in current financial assets and other current assets	(93,754)	(227,148)	(96,487)	1,326	425,384	9,321
Change in current trade and other payables	(1,850)	2,499	71,426	4,578	(90,020)	(13,367)
Other cash flows used in operating activities	52,608	(78,895)	(29,275)	(4,707)	(62,163)	(122,431)
Interest paid	(19,370)	(113,158)	(5,686)	(3,007)	1,338	(139,883)
Interest received	10,148	254	3,328	—	(10,148)	3,582
Dividends received	53,352	—	—	—	(53,352)	—
Income tax paid	8,478	34,009	(26,917)	(1,700)	—	13,870
Net cash from operating activities	(100,755)	(279,982)	215,181	26,698	359,087	220,228
Cash flows from/(used in) investing activities
Payments for investments	(47,550)	(1,769,568)	11,048	(17,966)	39,572	(1,784,464)
Group companies and business units	(39,627)	(1,763,601)	143,293	(1,509)	36,575	(1,624,869)
Property, plant and equipment and intangible assets	(7,338)	(3,991)	(132,648)	(15,922)	—	(159,899)
Other financial assets	(585)	(1,976)	403	(535)	2,997	304
Proceeds from the sale of investments	33,279	(1)	150,178	(17,718)	—	165,738
Property, plant and equipment	33,279	(1)	144,706	(17,718)	—	160,266
Associates	—	—	5,472	—	—	5,472
Net cash used in investing activities	(14,271)	(1,769,569)	161,226	(35,684)	39,572	(1,618,726)
Cash flows from/(used in) financing activities
Proceeds from and payments for equity instruments	(2,870)	—	—	1,810	(1,770)	(2,830)
Issue	(2,870)	—	—	1,810	(1,770)	(2,830)
Proceeds from and payments for financial liability instruments	197,027	2,250,242	(253,087)	18,608	(450,240)	1,762,550
Issue	463,300	2,524,290	13,163	(6,012)	—	2,994,741
Redemption and repayment	(247,834)	(428,667)	(554,942)	(748)	—	(1,232,191)
Debts with group companies	(18,439)	154,619	288,692	25,368	(450,240)	—
Dividends and interest on other equity instruments paid	—	—	(47,600)	(5,752)	53,352	—
Other cash flows from financing activities	(17,917)	(266,335)	(496)	—	—	(284,748)
Deferred acquisition costs of financial instruments related to acquisition of Talecris	(18,257)	(266,335)	(496)	—	—	(285,088)
Other amounts received from financing activities	340	—	—	—	—	340
Net cash from/(used in) financing activities	176,240	1,983,907	(301,183)	14,666	(398,658)	1,474,972
Effect of exchange rate fluctuations on cash	—	7,436	17,103	(76)	—	24,463
Net increase / (decrease) in cash and cash equivalents	61,214	(58,208)	92,327	5,604	—	100,937
Cash and cash equivalents at beginning of the year	25	227,456	1,444	10,724	—	239,649
Cash and cash equivalents at end of year	61,239	169,248	93,771	16,328	—	340,586

This appendix forms an integral part of note 35 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the year ended 31 December 2012

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)
Cash flows from operating activities
Profit before tax	55,515	(261,051)	678,587	4,545	(89,647)	387,948
Adjustments for:	(61,305)	246,339	76,179	26,020	113,716	400,949
Amortisation and depreciation	7,118	1,932	61,255	10,186	48,635	129,126
Other adjustments:	(68,423)	244,407	14,924	15,834	65,081	271,823
(Profit)/ losses on equity accounted investments	—	—	—	—	1,407	1,407
Exchange differences	208	308	1,822	1,071	—	3,409
Impairment of assets and net provision charges	(2,982)	(97)	14,613	7,445	(10,875)	8,104
(Profit) / losses on disposal of fixed assets	5	9	11,973	555	—	12,542
Government grants taken to income	(233)	—	(539)	(158)	—	(930)
Net finance expense	(65,549)	248,784	6,650	4,098	64,077	258,060
Other adjustments	128	(4,597)	(19,595)	2,823	10,472	(10,769)
Changes in operating assets and liabilities	37,858	(14,988)	1,619	2,736	(70,842)	(43,617)
Change in inventories	(35)	—	46,071	(5,614)	(25,913)	14,509
Change in trade and other receivables	(23,834)	(42,638)	31,651	(11,046)	90,125	44,258
Change in current financial assets and other current assets	57,508	(391)	(3,111)	15,329	(74,980)	(5,645)
Change in current trade and other payables	4,219	28,041	(72,992)	4,067	(60,074)	(96,739)
Other cash flows from operating activities	54,354	(168,942)	(44,812)	(9,966)	(68,797)	(238,163)
Interest paid	(19,792)	(155,880)	(27,881)	(5,016)	28,030	(180,539)
Interest received	7,135	3,244	24,195	1,099	(32,750)	2,923
Dividends received	63,990	—	—	87	(64,077)	—
Income tax paid	3,021	(16,306)	(41,126)	(6,136)	—	(60,547)
Net cash from operating activities	86,422	(198,642)	711,573	23,335	(115,570)	507,117
Cash flows from investing activities
Payments for investments	(24,597)	(10,178)	(159,726)	(27,380)	44,686	(177,195)
Group companies and business units	(14,356)	—	(27,444)	(12,858)	43,591	(11,067)
Property, plant and equipment and intangible assets	(10,241)	(10,178)	(132,282)	(14,522)	1,095	(166,128)
Property, plant and equipment	(8,622)	(5,151)	(119,561)	(13,469)	775	(146,028)
Intangible assets	(1,619)	(5,027)	(12,721)	(1,053)	320	(20,100)
Other financial assets	—	—	—	—	—	—
Proceeds from the sale of investments	30,687	1	81,877	1,651	(1,456)	112,760
Property, plant and equipment	310	(1)	79,905	1,138	(1,456)	79,896
Asscoiated companies	—	—	1,883	—	—	1,883
Other financial assets	30,377	2	89	513	—	30,981
Net cash used in investing activities	6,090	(10,177)	(77,849)	(25,729)	43,230	(64,435)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(9)	—	10,000	40,586	(50,586)	(9)
Issue	—	—	10,000	40,586	(50,586)	—
Acquisition of Owns Shares	(5,194)	—	—	—	—	(5,194)
Disposal of Own Shares	5,185	—	—	—	—	5,185
Proceeds from and payments for financial liability instruments	(55,727)	382,948	(641,783)	1,178	57,815	(255,568)
Issue	521	—	14,879	—	10,327	25,727
Redemption and repayment	(43,848)	(204,490)	(13,756)	(8,875)	(10,327)	(281,296)
Debts with group companies	(12,400)	587,438	(642,906)	10,053	57,815	—
Dividends and interest on other equity instruments paid	—	—	(60,939)	(3,138)	64,077	—
Other cash flows from financing activities	(7,045)	(35,856)	(8,045)	160	1,034	(49,752)
Costs of financial instruments issued	(7,935)	(35,817)	—	—	—	(43,752)
Other amounts received from financing activities	890	(39)	(8,045)	160	1,034	(6,000)
Net cash from financing activities	(62,781)	347,092	(700,767)	38,786	72,340	(305,329)
Effect of exchange rate fluctuations on cash	—	(3,270)	(1,121)	(221)	—	(4,612)
Net increase / (decrease) in cash and cash equivalents	29,731	135,003	(68,164)	36,171	—	132,741
Cash and cash equivalents at beginning of the period	61,239	169,248	93,771	16,328	—	340,586
Cash and cash equivalents at end of period	90,970	304,251	25,607	52,499	—	473,327

This appendix forms an integral part of note 35 to the consolidated financial statements