Form 20-F
period 2013-12-31
Grifols SA
filed 2014-04-04
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-35193

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

130,712,555 Class B Shares

GRIFOLS, S.A.

GENERAL INFORMATION

As used in this annual report on Form 20-F, unless the context otherwise requires or as is otherwise indicated:

•                                          all references to “Grifols,” the “Company,” “we,” “us” and “our” refer to Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain, and our consolidated subsidiaries, and for all periods following the closing of the acquisition of Talecris Biotherapeutics Holdings Corp., on June 1, 2011, these terms include Talecris Biotherapeutics Holdings Corp.; and

•                                          all references to the “Group” or the “Grifols Group” are to Grifols, S.A. and the group of companies owned or controlled by Grifols, S.A.

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

Revenue variance in constant currency is presented in this document.  Revenue variance in constant currency is determined by comparing adjusted current period revenue, calculated using prior period monthly average exchange rates, to the prior period revenue. The resulting percentage variance in constant currency is considered to be a non-IFRS financial measure. Revenue variance in constant currency calculates revenue variance without the impact of foreign exchange fluctuations. We believe that constant currency revenue variance is an important measure of our operations because it neutralizes foreign exchange impact and better illustrates the underlying change in revenue from one year to the next. We believe that this presentation provides a more useful period over period comparison as changes due solely to changes in exchange rates are eliminated. Revenue variance in constant currency, as defined and presented by us, may not be comparable to similar measures reported by other companies. Revenue variance in constant currency has limitations, particularly because the currency effects that are eliminated constitute a significant element of our revenue and expenses and could impact our performance significantly. We do not evaluate our results and performance without considering revenue variances in constant currency on the one hand and changes in revenue prepared in accordance with IFRS on the other. We caution the reader to follow a similar approach by considering data regarding constant currency period over period revenue variance only in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with IFRS. We present the fluctuation derived from IFRS revenue next to the fluctuation derived from non-IFRS revenue.

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

i

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

ii

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

The following table presents our consolidated financial data for the periods and as of the dates indicated.  Our consolidated balance sheet data as of December 31, 2013 and 2012 and our consolidated statement of operations data for the years ended December 31, 2013, 2012 and 2011 is derived from our audited consolidated financial statements for those years, which are included in this annual report on Form 20-F.  Our consolidated balance sheet data as of December 31, 2011, 2010 and 2009 and our consolidated statement of operations data for the years ended December 31, 2010 and 2009 is derived from our consolidated financial statements for those years, which are not included in this Form 20-F.

	As of December 31,
Consolidated Balance Sheet Data	2013	2012	2011	2010	2009
	(in thousands of euros)
ASSETS
Goodwill	1,829,141	1,869,899	1,895,101	189,448	174,000
Other intangible assets	946,435	969,095	1,008,307	78,299	69,385
Property, plant and equipment	840,238	810,107	775,869	434,131	371,705
Investments in equity accounted investees	35,765	2,566	1,001	598	383
Non-current financial assets	15,196	16,526	12,401	7,535	3,731
Deferred tax assets	34,601	24,717	18,106	34,889	33,395

Total non-current assets	3,701,376	3,692,910	3,710,785	744,900	652,599

Inventories	946,913	998,644	1,030,341	527,865	484,462
Trade and other receivables
Trade receivables	385,537	366,022	408,263	224,355	207,840
Other receivables	36,511	43,833	108,616	44,032	39,540
Current income tax assets	43,533	37,318	15,110	14,607	7,802

Trade and other receivables	465,581	447,173	531,989	282,994	255,182
Other current financial assets	1,200	460	16,904	12,946	8,217
Other current assets	17,189	14,960	9,395	80,628	7,345
Cash and cash equivalents	708,777	473,327	340,586	239,649	249,372

Total current assets	2,139,660	1,934,564	1,929,215	1,144,082	1,004,578

Total Assets	5,841,036	5,627,474	5,640,000	1,888,982	1,657,177

EQUITY AND LIABILITIES

Share capital	119,604	117,882	117,882	106,532	106,532
Share premium	910,728	890,355	890,355	121,802	121,802
Reserves	883,415	620,144	568,274	403,604	314,903

Treasury stock	0	(3,060)	(1,927)	(1,927)	(677)
Interim dividend	(68,755)	0	0	0	0
Profit for the year attributable to the Parent	345,551	256,686	50,307	115,513	147,972

Total equity	2,190,543	1,882,007	1,624,891	745,524	658,572
Cash flow hedges	(25,791)	(33,036)	(21,184)	(1,751)	(1,948)
Translation differences	(63,490)	27,797	58,800	(50,733)	(90,253)

Other comprehensive income/(loss)	(89,281)	(5,239)	37,616	(52,484)	(92,201)
Equity attributable to the Parent	2,101,262	1,876,768	1,662,507	693,040	566,371

Non-controlling interests	5,942	3,973	2,487	14,350	12,157

Total Equity	2,107,204	1,880,741	1,664,994	707,390	578,528

LIABILITIES

Grants	7,034	5,855	1,366	2,088	2,311
Provisions	4,202	3,348	11,502	1,378	1,232
Non-current financial liabilities	2,553,211	2,690,819	2,945,788	675,859	715,738

Deferred tax liabilities	454,089	453,846	370,723	79,141	60,325

Total non-current liabilities	3,018,536	3,153,868	3,328,929	758,466	779,606

Provisions	51,459	55,139	81,112	4,365	4,702
Current financial liabilities	258,144	195,578	162,296	209,871	126,221
Debts with associates	2,683	2,668	2,435	1,162	—
Trade and other payables
Suppliers	273,621	228,405	280,722	160,678	120,909
Other payables	42,388	27,357	27,335	11,928	17,832
Current income tax liabilities	2,934	5,679	4,691	4,172	3,258

Total trade and other payables	318,943	261,441	312,748	176,778	141,999
Other current liabilities	84,067	78,039	87,486	30,950	26,121

Total current liabilities	715,296	592,865	646,077	423,126	299,043

Total Liabilities	3,733,832	3,746,733	3,975,006	1,181,592	1,078,649

Total Equity and Liabilities	5,841,036	5,627,474	5,640,000	1,888,982	1,657,177

	For the Year Ended December 31,
Consolidated Statement of Operations Data	2013	2012	2011(1)	2010(1)	2009(1)
	(in thousands of euros, except for per share and share data)
Continuing Operations
Net revenue	2,741,732	2,620,944	1,795,613	990,730	913,186
Cost of sales	(1,323,880)	(1,291,345)	(968,133)	(529,400)	(468,678)

Gross Profit	1,417,852	1,329,599	827,480	461,330	444,508
Research and development	(123,271)	(124,443)	(89,360)	(40,656)	(35,387)
Selling, general and administration expenses	(558,461)	(545,072)	(459,259)	(210,991)	(182,593)

Operating Expenses	(681,732)	(669,515)	(548,619)	(251,647)	(217,980)
Operating Results	736,120	660,084	278,861	209,683	226,528
Finance income	4,869	1,677	5,761	4,526	7,067
Finance costs	(239,991)	(284,117)	(200,562)	(49,660)	(27,087)
Change in fair value of financial instruments	(1,786)	13,013	1,279	(7,593)	(587)
Impairment of gains/(losses) on disposal of financial instruments	792	2,107	(805)	91	(245)
Exchange losses	(1,303)	(3,409)	(3,477)	1,616	(1,733)

Finance result	(237,419)	(270,729)	(197,774)	(51,020)	(22,585)

Share of profit/(losses) of equity accounted investees	(1,165)	(1,407)	(1,064)	(879)	51

Profit before income tax from continuing operations	497,536	387,948	80,023	157,784	203,994
Income tax expense	(155,482)	(132,571)	(29,795)	(42,517)	(56,424)

Profit after income tax from continuing operations	342,054	255,377	50,228	115,267	147,570
Consolidated profit for the year	342,054	255,377	50,228	115,267	147,570
Profit attributable to the Parent	345,551	256,686	50,037	115,513	147,972
Profit/(loss) attributable to non-controlling interests	(3,497)	(1,309)	(79)	(246)	(402)
Basic earnings per ordinary share	1.01	0.75	0.16	0.45	0.58
Average number of shares	340,505,298	342,701,194	308,036,270	258,899,952	255,442,596
Basic earnings per ordinary share from continuing operations	1.01	0.75	0.16	0.45	0.58
Cash dividend per ordinary share	0.20	—	—	0.13	0.38
Cash dividend per preference share	0.01	—	—	—	—

(1)                                 In 2012, we changed the presentation of the consolidated statement of operations data by functions instead of by nature. We believe that this will enable a better understanding of the profitability of our business. Consequently, comparative data for 2011, 2010 and 2009 has also been modified, to conform to the current presentation. For more information please see our audited consolidated financial statements, which are included in this annual report on Form 20-F.

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2013	2012	2011	2010	2009
	(in thousands of euros)
Consolidated profit for the year	342,054	255,377	50,228	115,267	147,570
Other comprehensive expenses
Items for reclassification to profit or loss
Translation differences	(91,610)	(31,016)	109,607	42,225	(4,145)
Equity accounted investees(1)	(359)	0	0	0	0
Available-for-sale financial assets — changes in fair value	0	0	0	0	(18)
Available-for-sale financial assets — amounts taken to profit and loss	0	0	0	0	245
Cash flow hedges — effective part of changes in fair value	22,943	(25,140)	(33,871)	0	(3,275)
Cash flow hedges — amounts taken to profit and loss	(11,471)	6,300	2,870	324	80
Tax effect	(4,227)	6,988	11,568	(127)	1,178

Other comprehensive income/(loss) for the year, after tax	(84,742)	(42,868)	90,174	42,422	(5,935)

Total comprehensive income for the year	257,330	212,509	140,402	157,689	141,635

Total comprehensive income attributable to the Parent	261,509	213,831	140,407	155,230	140,386
Total comprehensive income/(expense) attributable to non-controlling interests	(4,179)	(1,322)	(5)	2,459	1,249

(1)                                 In 2013, we changed the presentation of the consolidated statements of comprehensive income as required by IAS 1, effective for annual periods beginning on or after July 1, 2012.

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

As used in this annual report on Form 20-F, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.  The Noon Buying Rate for the euro on March 28, 2014 was $1.3753 = €1.00.  The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro.  Amounts are expressed in U.S. dollars per €1.00.

Annual Data (Year Ended December 31,)	Period End ($)	Average Rate ($) (1)	High ($)	Low ($)
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2926	1.4002	1.4875	1.2926
2012	1.3186	1.2902	1.3463	1.2062
2013	1.3766	1.3281	1.3816	1.2774

Source:  Federal Reserve Bank of New York

(1)                                 The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Recent Monthly Data	High ($)	Low ($)
September 2013	1.3537	1.3120
October 2013	1.3810	1.3490
November 2013	1.3606	1.3357
December 2013	1.3816	1.3552
January 2014	1.3682	1.3500
February 2014	1.3806	1.3507
March 2014 (through March 28th)	1.3927	1.3731

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

On November 10, 2013, we entered into a share and asset agreement, or the Novartis Agreement, with Novartis Vaccines and Diagnostics, Inc., or “NVD,” and, solely as a Guarantor, Novartis Corporation, or “Novartis,” which was subsequently amended on December 27, 2013 and January 9, 2014 to acquire Novartis’ diagnostic business. The transactions contemplated by the Novartis Agreement are referred to herein as the Novartis Acquisition. In connection with the Novartis Acquisition, we (i) entered into a credit and guaranty agreement dated as of February 24, 2014 (as amended, the “New Credit Facilities”), which consists of the “Senior Term Loans” and the “Revolving Loans” and (ii) issued $1.0 billion aggregate principal amount of 5.25% senior notes due 2022 (the “Notes”). As of the date of this annual report on Form 20-F, no amounts have been drawn on the Revolving Loans. As of December 31, 2013, after giving pro forma effect to the Novartis Acquisition, the entry into the New Credit Facilities and the offering of the Notes and we would have $5.4 billion of indebtedness outstanding.  See Item 5 of this Part I, “Operating and Financial Review and

Prospects — B. Liquidity and Capital Resources — Sources of Credit,” for terms of the New Credit Facilities and Notes and for more detailed information.

Our high level of indebtedness could have significant adverse effects on our business, including the following:

•                                          make it more difficult for us to satisfy our obligations with respect to our outstanding debt;

•                                          make us more vulnerable to economic downturns and adverse developments in our business;

•                                          our ability to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired;

•                                          we must use a substantial portion of our cash flow from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•                                          all of the indebtedness outstanding under our purchase money indebtedness, equipment financing, and real estate mortgages will have a prior ranking claim on the underlying assets;

•                                          our ability to fund a change of control offer may be limited;

•                                          place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•                                          our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•                                          we may be restricted from making strategic acquisitions or exploiting other business opportunities.

We expect to use cash flow from operations to pay our expenses and amounts due under our outstanding indebtedness. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic, and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money. We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including the New Credit Facilities and the indenture governing the Notes, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially and adversely affect our business, results of operations and financial condition.

Despite our substantial indebtedness, we may still incur significantly more debt.  This could exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. Our business is capital intensive, and we regularly seek additional capital. Although the indenture governing the Notes and the New Credit Facilities contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions, including secured debt, could be substantial. Adding additional debt, including under the New Credit Facilities, to current debt levels could exacerbate the leverage related risks described above.  For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit.”

To service our indebtedness and other obligations, we will require a significant amount of cash.  Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. A significant reduction in our operating cash flows resulting from changes in economic conditions, increased competition or other events beyond our control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our indebtedness.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the New Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity such indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including the New Credit Facilities and our Notes, on commercially reasonable terms or at all.

Covenants in our debt agreements restrict our business in many ways.

The agreements governing our indebtedness and other financial obligations applicable to us contain various covenants, with customary caveats, that limit our ability and/or our restricted subsidiaries’ ability to, among other things:

•                                          incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•                                          issue redeemable stock and preferred equity;

•                                          pay dividends to the shareholders of Grifols, S.A. or distributions or redeem or repurchase capital stock;

•                                          prepay, redeem or repurchase debt;

•                                          make loans, investments and capital expenditures;

•                                          enter into agreements that restrict distributions from our restricted subsidiaries;

•                                          sell assets and capital stock of our subsidiaries;

•                                          enter into certain transactions with affiliates; and

•                                          consolidate or merge with or into, or sell substantially all of our assets to, another person.

A breach of any of these covenants could result in a default under our New Credit Facilities and/or our Notes. Upon the occurrence of an event of default under the New Credit Facilities, the lenders could elect to declare all amounts outstanding under the New Credit Facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the New Credit Facilities. If the lenders under the New Credit Facilities accelerate the repayment of borrowings, we may not have sufficient assets to repay the New Credit Facilities and our other indebtedness, including our Notes.  Our borrowings under the New Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

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

If we discover material weaknesses or significant deficiencies in our internal control over financial reporting, it may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under U.S. federal securities laws, which also could affect the market price of our American Depositary Shares or our ability to remain listed on NASDAQ.

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

Plasma is a raw material that is susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable for further manufacturing. For instance, contamination or improper storage of plasma by us or third-party suppliers may require us to destroy some of our raw material. If unsuitable plasma is not identified and discarded prior to its release to our manufacturing processes, it may be necessary to discard intermediate or finished product made from that plasma or to recall any finished product released to the market, resulting in a charge to cost of goods sold.

The manufacture of our plasma products is an extremely complex process of fractionation (separating the plasma into component proteins), purification, filling and finishing. Our products can become non-releasable or otherwise fail to meet our specifications through a failure of one or more of our product testing, manufacturing, process controls and quality assurance processes. We may detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with cGMP regulations or other regulations, which would likely result in our determination that the impacted products should not be released and therefore should be destroyed.

Once we have manufactured our plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship or distribute our products, to properly care for our plasma-derived products may require that such products be destroyed.

While we expect to write off small amounts of work in process inventories in the ordinary course of business due to the complex nature of plasma, our processes and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. Such write-offs and other costs could cause material fluctuations in our profitability. Furthermore, contamination of our products could cause investors, consumers or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect sales and profits. In addition, faulty or contaminated products that are unknowingly distributed could result in patient harm, threaten the reputation of our products and expose us to product liability damages and claims.

Due to the nature of plasma, there will be variations in the biologic properties of the plasma we collect or purchase for fractionation that may result in fluctuations in the obtainable yield of desired fractions, even if cGMP regulations are followed. Lower yields may limit production of our plasma-derived products due to capacity constraints. If such batches of plasma with lower yields impact production for extended periods, it may reduce the total capacity of product that we could market and increase our cost of goods sold, thereby reducing our profitability.

Our manufacture of intermediate immunoassay antigens and antibodies to screen human donated blood and blood products is also a complex biologic process, subject to substantial production risks.

Once our products are approved and marketed, we must continually monitor them for signs that their use may result in serious and unexpected side effects, which could jeopardize our reputation and our ability to continue marketing our products.  We may also be required to conduct post-approval clinical trials as a condition to licensing a product.

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

•                                          The use of albumin sometimes produces the following adverse events:  hypervolemia, circulatory overload, pulmonary edema, hyperhydration and allergic manifestations including urticaria, chills, fever and changes in respiration, pulse and blood pressure.

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

In addition, the use of our products may be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. This may be especially true when our products are used in critically ill patient populations. When these unexpected events are reported to us, we must undertake a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, we would be obligated to withdraw the impacted lot(s) of that product. Furthermore, an unexpected adverse event caused by a new product may be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation.

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

Our ability to continue manufacturing and distributing our products depends on our continued adherence to cGMP regulations at our facilities.

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

Our adherence to cGMP regulations and the effectiveness of our quality systems are periodically assessed through inspections of our facilities by the FDA and analogous regulatory authorities of other countries. If deficiencies are noted during an inspection, we must take action to correct those deficiencies and to demonstrate to the regulatory authorities that our corrections have been effective. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall product or suspend operations until appropriate measures can be implemented. We are also required to report certain deviations from procedures to the FDA and even if we determine that the deviations were not material, the FDA could require us to take similar measures. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur costs without improving our profitability or the safety of our products. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time consuming and could delay or prevent the manufacturing of a product or launch of a new product.

Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval or revalidation of the manufacturing processes and procedures in accordance with cGMP regulations. There may be comparable foreign requirements.

For example, we finished the construction of a new plant at our facility located in Los Angeles, California in 2013, which we refer to as our Los Angeles facility, for the production of IVIG, as well as construction of a new fractionation plant at our Clayton, North Carolina plasma fractionation and manufacturing facility, which we refer to as our Clayton facility. We have begun the validation process for these plants with the appropriate regulatory authorities. We are also in the process of constructing a new, upgraded facility to assume production of the intermediate immunoassay antigen and antibody products now manufactured at our Emeryville, California plant. To validate our manufacturing processes and procedures following completion of upgraded facilities, we must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at our other facilities. To provide such a comparative analysis, both the existing processes and the processes that we expect to be implemented at our upgraded facilities must comply with the regulatory standards prevailing at the time that our expected upgrade is completed. In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure to adjust our operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

Regulatory authorities, including the FDA and the European Medicines Agency, or EMA, routinely inspect our facilities to assess ongoing compliance with cGMP. If FDA, EMA or other authorities find our facilities to be out of compliance, our ongoing operations or plans to expand would be adversely affected.

A significant disruption in our supply of plasma could have a material adverse effect on our business and our growth plans.

The majority of our revenue depends on our access to U.S. source plasma (plasma obtained through plasmapheresis), the principal raw material for our plasma derivative products. Our ability to increase revenue depends substantially on increased access to plasma. If we are unable to obtain sufficient quantities of source plasma, we may be unable to find an alternative cost-effective source of plasma and we would be limited in our ability to maintain current manufacturing levels of plasma derivative products. As a result, we could experience a substantial decrease in net sales or profit margins, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production growth plans.

Our current business plan envisages an increase in the production of plasma derivative products, which depends on our ability to increase plasma collections or improve product yield. The ability to increase plasma collections may be limited, our supply of plasma could be disrupted or the cost of plasma could increase substantially, as a result of numerous factors, including:

•                                          A reduction in the donor pool.  Regulators in most of the largest markets for plasma derivative products, including the U.S., restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the appearance of the variant Creutzfeldt Jakob, or mad cow, disease, which resulted in the suspension of the use of plasma collected from U.K. residents and concern over the safety of blood products, which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool, have significantly reduced the potential donor pool. The appearance of new viral strains could further reduce the potential donor pool. Also, improvements in socioeconomic conditions in the areas where our and our suppliers’ collection centers are located could reduce the attractiveness of financial incentives for donors, resulting in increased donor fees or a reduction in the number of donors.

•                                          Regulatory requirements.  See “—Disruption of the operations of our plasma collection centers would cause us to become supply constrained and our financial performance would suffer.”

•                                          Plasma supply sources.  In recent years, there has been vertical integration in the industry as plasma derivatives manufacturers have been acquiring plasma collection centers. Any significant disruption in the supply of plasma or an increased demand for plasma may require plasma from alternative sources, which may not be available on a timely basis.

Disruption of the operations of our plasma collection centers would cause us to become supply constrained and our financial performance would suffer.

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

In order for a plasma collection center to maintain its license, its operations must continue to conform to cGMP and other regulatory requirements. In the event that we determine a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, we could experience significant inventory impairment provisions and write-offs.

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

Our ability to increase and improve the efficiency of production at our plasma collection centers may be affected by: (i) changes in the economic environment and population in selected regions where we operate plasma collection centers; (ii) the entry of competitive centers into regions where we operate; (iii) our misjudging the demographic potential of individual regions where we expect to increase production and attract new donors; (iv) unexpected facility related challenges; or (v) unexpected management challenges at select plasma collection centers.

A significant portion of our net revenue has historically been derived from sales of our immunoglobulin products and we expect that they will continue to comprise a significant portion of our sales.  Any adverse market event with respect to these products would have a material adverse effect on us.

We have historically derived a significant portion of our net sales from our immunoglobulin products, including our IVIG products. In 2013, our IVIG products accounted for approximately 45% of our net sales. If any of these IVIG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue. Similarly, if either Flebogamma® or Gamunex®-C/Gamunex® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected. Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

Our products face increased competition.

Our products have experienced increased competition. Each of Baxter, Biotest, CSL Behring, Kedrion and Octapharma has a 10% liquid IVIG product in the U.S. Both Octapharma and Bio Products Laboratory have launched 5% liquid IVIG products. As competition has increased, some of our competitors have discounted the price of IVIG products as many customers have become increasingly price sensitive with respect to IVIG products. If customers demand lower priced products, we may lose sales or be forced to lower our prices.

Until December 2002, Talecris’ A1PI product, Prolastin® A1PI, was the only plasma product licensed and marketed for the therapy of congenital alpha-1 antitrypsin deficiency-related emphysema in the U.S. Baxter and CSL Behring received licenses for Aralast and Zemaira, respectively, which were launched in the U.S. in 2003. In addition, Kamada Ltd. received approval of its biological license application, or BLA, for its A1PI, Glassia, on July 1, 2010.

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

Other new treatments, such as small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used. Recombinant Factor VIII and Factor IX products, which are currently available and widely used in the U.S. and Europe, compete with our own plasma-derived product in the treatment of hemophilia A and B and are perceived by many to have lower risks of disease transmission. Additional recombinant products, some with extended half-lives, could compete with our products and reduce the demand for our products. Crucell and Sanofi Pasteur have completed Phase II clinical trials for a monoclonal rabies product to compete with our rabies hyperimmune product. In February 2009, GTC Biotherapeutics obtained FDA approval of a competitive antithrombin III, or ATIII, a product derived from the milk of transgenic goats for the treatment of hereditary antithrombin deficiency. This product now directly competes with our product, Thrombate® III, which had previously been the only FDA-approved ATIII product. In addition, alternatives exist for albumin in its application as a plasma volume expander. If an increased use of alternative products for Factor VIII, Factor IX or albumin makes it uneconomical to produce our plasma-derived products, or if further technological advances improve these products or create other competitive alternatives to our plasma derivative products, our financial condition and results of operations could be materially adversely affected.

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

Beginning in the late 1980s, Talecris (and prior to 2005, Bayer HealthCare LLC, or Bayer) was the “supplier of record” for the Canadian blood system. Talecris was awarded five-year contracts with Canadian Blood Services and Héma-Québec, which jointly operated the Canadian blood system, in December 2007 that became effective April 2008 and terminated in March 2013. Canadian Blood Services and Héma-Québec ended their partnership in 2012 and now negotiate separately with suppliers. Operating separately, Canadian Blood Services comprises approximately 70% and Héma-Québec comprises approximately 30% of the Canadian market for plasma products and fractionation services. In 2013, Canadian Blood Services selected us as its primary supplier of both IVIG and fractionation services pursuant to a five-year contract that became effective in April 2013. Héma-Québec negotiated a reduced four-year contract with us that also became effective in April 2013, under which we supply a reduced portion of Héma-Québec’s plasma-derived products and no longer provide fractionation services. Under these new contracts, we maintained our position as the primary immunoglobulin supplier to Canada.

We face competition from companies with greater financial resources.

We operate in highly competitive markets. Our principal competitors include Baxter, CSL Behring and Octapharma. Some of our competitors have significantly greater financial resources than us. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. The development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net sales or a decrease in our profit margins.

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

Like many plasma fractionators, we have been, and may in the future be, involved in product liability or related claims relating to our products, including claims alleging the transmission of disease through the use of such products. Plasma is a biological matter that is capable of transmitting viruses and pathogens, whether known or unknown. Therefore, our plasma and plasma derivative products, if donors are not properly screened or the plasma not properly collected, tested, inactivated, processed, stored and transported, could cause serious disease and possibly death to the patient. See also “—Our ability to continue to produce safe and effective products depends on a plasma supply free of transmittable diseases.” Any transmission of disease through the use of one of our products or third-party products sold by us could result in claims by persons allegedly infected by such products.

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

A product liability claim or a product recall could result in substantial financial losses, negative reputational repercussions and an inability to retain customers. Although we have a program of insurance policies designed to protect us and our subsidiaries from product liability claims, and we self-insure a portion of this risk, claims made against our insurance policies could exceed our limits of coverage. We intend to expand our insurance coverage as our sales grow. However, as product liability insurance is expensive and can be difficult to obtain, a product liability claim could decrease our access to product liability insurance on acceptable terms. In turn, we may not be able to maintain insurance coverage at a reasonable cost and may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Our ability to continue to produce safe and effective products depends on a plasma supply free of transmittable diseases.

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

Plasma is a raw material that is susceptible to damage. Almost immediately after its collection from a donor, plasma is stored and transported at temperatures that are at least -20 degrees Celsius (-4 degrees Fahrenheit). Once we manufacture plasma derivative products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship or distribute our plasma and plasma derivative products, to properly care for our plasma or plasma derivative products may require us to destroy some raw materials or products. If the volume of plasma or plasma derivative products damaged by such failures were to be significant, the loss of that plasma or those plasma derivative products could have a material adverse effect on our financial condition and results of operations.

Past due receivables may negatively affect our working capital levels and increase financial costs.

Our receivables had an aging average of 52, 52 and 65 days at December 31, 2013, 2012 and 2011, respectively. The higher receivables aging average that we experienced in prior years was primarily due to a higher proportion of sales in Greece, Italy, Spain and Portugal. Sales to these countries accounted for approximately 11% of total net revenue in 2013. It is common to experience extended collection periods for balances due in these countries. In particular, in Spain, Italy and Portugal, it is common practice for government or local authority-backed entities to pay suppliers well after the 30- to 60-day period normally applied, with payments occurring very often after one year. We cannot assure you that our average receivables aging levels will not increase if sales to these markets increase. Failure to receive timely payments for the sale of our products negatively affects our working capital levels and may require us to obtain more short-term financing than would otherwise be needed.

Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive and scientific teams. The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives. In particular, we believe the loss of the services of any of Víctor Grifols Roura, Ramón Riera Roca, Alfredo Arroyo Guerra, Carlos Roura Fernández, Vicente Blanquer Torre, Eva Bastida Tubau, Mateo Florencio Borrás Humbert, Antonio Viñes Páres, Montserrat Lloveras Calvo, David Ian Bell, Gregory Gene Rich, Shinji Wada, Alberto Grifols Roura, Francisco Javier Jorba Ribes, Nuria Pascual Lapeña or Joel Abelson would significantly and negatively impact our business. We do not maintain “key person” insurance on any of our senior management.

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

Federal cGMP regulations also require that the personnel we employ and hold responsible for the collection, processing, testing, storage or distribution of blood or blood components be adequate in number, educational background, training (including professional training as necessary) and experience, or a combination thereof, and have capabilities commensurate with their assigned functions, a thorough understanding of the procedures or control operations they perform, the necessary training or experience and adequate information concerning the application of relevant cGMP requirements to their individual responsibilities. Our failure to attract, retain and motivate qualified personnel may result in a regulatory violation, affect product quality, require the recall or market withdrawal of affected product or result in a suspension or termination of our license to market our products, or any combination thereof.

Our business requires substantial capital to operate and grow and to achieve our strategy of realizing increased operating leverage, including the completion of several large capital projects.

We have implemented several large capital projects to expand and improve our Los Angeles and Clayton facilities and our manufacturing plant located in Parets del Vallès, near Barcelona, Spain, or the Parets facility, and to improve the structure of our plasma collection centers in the United States. These projects may run over budget or be delayed. We cannot be certain that these projects will be completed in a timely manner or that we will maintain our compliance with cGMP regulations, and we may need to spend additional amounts to achieve compliance. Additionally, by the time these multi-year projects are completed, market conditions may differ significantly from our assumptions regarding the number of competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result, capital returns might not be realized.

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

For example, when a new product is approved, the Food and Drug Administration, or FDA, or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. If the results of such trials are unfavorable, this could result in the loss of the license to market the product, with a resulting loss of sales.

We are expecting significant capital spending as we are undertaking an investment plan that involves cumulative capital expenditures of approximately €450 million from 2014 through 2016. The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements and the extent and timing of particular projects, among other things. Our ability to grow our business is dependent upon the timely completion of these projects and obtaining the requisite regulatory approvals.

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

We use issuances of debt and bank borrowings as a source of funding. At December 31, 2013, pro forma for the Novartis Acquisition, the offering of the Notes and the entry into the New Credit Facilities, $3.95 billion and €400 million, which represented 82%, of our senior interest bearing debt, bore interest at variable rates, at a spread over the London Interbank Offered Rate, or LIBOR, for our U.S. dollar denominated debt and at a spread over EURIBOR for our euro denominated debt. At December 31, 2013, we had entered into variable to fixed interest rate swaps for 26% of our U.S. dollar denominated pro forma debt and 27% of our euro denominated pro forma debt. However, there can be no assurance that such instruments will be successful at reducing the risks inherent in exposures to interest rate fluctuations. Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro. In 2013, $2.66 billion (€1.97 billion), or 72%, of our net revenue of $3.7 billion (€2.7 billion) were denominated in U.S. dollars. We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos. Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses which could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness. At December 31, 2013, our U.S. dollar denominated senior debt totaled $3.2 billion and pro forma for the Novartis Acquisition, the offering of the Notes and the entry into the New Credit Facilities, we would have approximately $4.95 billion of U.S. dollar denominated senior debt. See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Currency Risk.”

If the Clayton, Los Angeles or Parets facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

A substantial portion of our revenue is derived from plasma fractionation and products manufactured at our Clayton, Los Angeles facilities and Parets facilities. In addition, a substantial portion of our plasma supply is stored at facilities in City of Industry, California and Benson, North Carolina, as well as at our Clayton and Parets facilities. If any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators, our revenue would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work in process or finished goods inventory. Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business. In addition, in any such event, the reconstruction of our Clayton, Los Angeles or Parets facilities or our plasma storage facilities, the regulatory approval of the new facilities, and the replenishment of raw material plasma could be time consuming. During this period, we would be unable to manufacture all of our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes.

Our property damage and business interruption insurance may be insufficient to mitigate the losses from any such accident or force majeure event. We may also be unable to recover the value of the lost plasma or work in process inventories, as well as the sales opportunities from the products we would be unable to produce.

If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.

We depend on a limited number of companies that supply and maintain our equipment and provide supplies such as chromatography resins, filter media, glass and stoppers used in the manufacture of our products. If our equipment should malfunction, the repair or replacement of the machinery may require substantial time and cost, which could disrupt our production and other operations. Our plasma collection centers rely on disposable goods supplied by third parties and information technology systems hosted by third parties. Our plasma collection centers cannot operate without an uninterrupted supply of these disposable goods and the operation of these systems. Alternative sources for key component parts or disposable goods may not be immediately available. And while we have experienced periodic outages of these systems, a material outage would affect our ability to operate our collection centers. Any new equipment or change in supplied materials may require revalidation by us or review and approval by the FDA or foreign regulatory authorities, including the EMA, which may be time consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all.

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

In the United States, we regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations, or GPOs, home care companies, alternate infusion sites, hospital groups and others. We are highly dependent on these contracts for the successful sale, distribution and delivery of our products. For example, we rely principally on GPOs and on our distributors to sell our IVIG products. If such parties breach, terminate or otherwise fail to perform under the agreements, our ability to effectively distribute our products will be impaired and our business may be materially and adversely affected. In addition, through circumstances outside of our control, such as general economic decline, market saturation or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us. Furthermore, we rely in certain countries on distributors for sales of our products. Disagreements or difficulties with our distributors supporting our export business could result in a loss of sales.

We may not be able to commercialize products in development.

Before obtaining regulatory approval for the sale of our product candidates or for the marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including, without limitation:

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

•                                          the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate because currently we do not have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;

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

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive, or are only modestly positive or if there are safety concerns, we may be delayed in or unable to obtaining marketing approval or reimbursement for our product candidates, be able to obtain approval for indications that are not as broad as intended, or have the product removed from the market after obtaining marketing approval.

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

•                                          the willingness of physicians to prescribe new therapies and of the target patient population to try such therapies;

•                                          the strength of marketing and distribution support; and

•                                          sufficient third-party coverage or reimbursement.

Therefore, we cannot guarantee that any products we may seek to develop will ever be successfully commercialized, and to the extent they are not successfully commercialized, such products could involve significant expense with no corresponding revenue.

A breakdown in our information technology systems could result in a significant disruption to our business.

Our operations are highly dependent on our information technology systems, including internet-based systems, which may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack. In addition, our systems are potentially vulnerable to data security breaches, whether by employees or others, which may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, customers, plasma donors and others. If we were to suffer a breakdown in our systems, storage, distribution or tracing, we could experience significant disruptions affecting our manufacturing, accounting and billing processes.

Our success depends in large part on our ability to obtain and maintain protection in the U.S. and other countries of the intellectual property relating to or incorporated into our technology and products.

Our success depends in large part on our ability to obtain and maintain protection in the U.S. and other countries for the intellectual property covering or incorporated into our technology and products, especially intellectual property related to our purification processes. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if patents are issued to us or to our licensors, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of time our products have patent protection. Additionally, most of our patents relate to the processes we use to produce our products, not to the products themselves. In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable. Since our patents relate to processes, if a competitor is able to design and utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived or other product similar to one we developed or sell.

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

Unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to minimize this risk, any failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business. For example, any unauthorized use of our trademarks could harm our reputation or commercial interests. Moreover, if we are required to commence litigation related to unauthorized use, whether as a plaintiff or defendant, such litigation would be time consuming, force us to incur significant costs and divert our attention and the efforts of our management and other employees, which could, in turn, result in lower revenue and higher expenses.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We generally seek to protect proprietary information by entering into confidentiality agreements with our employees, consultants, scientific advisors and third parties. These agreements may not effectively prevent disclosure of confidential information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, our trade secrets may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to determine and enforce the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. We also rely on contractual protections with our customers, suppliers, distributors, employees and consultants and implement security measures designed to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

Since we rely on trade secrets and nondisclosure agreements, in addition to patents, to protect some of our intellectual property, there is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect the unauthorized use of such information, prevent such use or take appropriate and timely steps to enforce our intellectual property rights.

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

Through the March 2010 adoption of the Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act in the U.S., or collectively, the 2010 Healthcare Reform Law, substantial changes are being made to the current system for paying for healthcare in the U.S., including programs to extend medical benefits to millions of individuals who currently lack insurance coverage. The changes contemplated by the 2010 Healthcare Reform Law are subject to rule-making and implementation timelines that extend for several years, and this uncertainty limits our ability to forecast changes that may occur in the future. On June 28, 2012, the United States Supreme Court upheld as constitutional a key provision in the 2010 Healthcare Reform Law, often referred to as the “individual mandate,” which will require most individuals to have health insurance in 2014, or pay a penalty. However, the decision also invalidated a provision in the 2010 Healthcare Reform Law requiring states, in 2014, to expand their Medicaid programs or risk the complete loss of all federal Medicaid funding. The Court held that the federal government may offer states the option of accepting the expansion requirement, but that it may not take away pre-existing Medicaid funds in order to coerce states into complying with the expansion. Almost half the states have not yet accepted the Medicaid expansion, so the full extent of increased health care coverage under the 2010 Healthcare Reform Law is uncertain. Adding to this uncertainty, in responding to difficulties encountered in implementing 2010 Healthcare Reform, the White House and federal agencies have instituted various temporary implementation delays, such as regarding the “employer mandate” that generally requires employers with 50 or more full time employees to provide certain health insurance to those employees or pay specified fines.

Implementation of the 2010 Healthcare Reform Law has already begun with respect to certain significant cost-saving measures with respect to, for example, several government healthcare programs that cover the cost of our products, including Medicaid, Medicare Parts B and D and the 340B/Public Health Service, or PHS, program, and these efforts could have a material adverse impact on our financial performance.

For example, with respect to Medicaid, in order for a drug manufacturer’s products to be reimbursed by federal funding under Medicaid, the manufacturer must enter into a Medicaid drug rebate agreement with the Secretary of the U.S. Department of Health and Human Services, or HHS, and pay certain rebates to the states based on utilization data provided by each state to the manufacturer and to the Centers for Medicare & Medicaid Services, or CMS, and pricing data provided by the manufacturer to the federal government. The states share this savings with the federal government and sometimes implement their own additional supplemental rebate programs. Under the Medicaid drug rebate program, the rebate amount for most brand name drugs was previously equal to a minimum of 15.1% of the Average Manufacturer Price, or AMP, or AMP less Best Price, or AMP less BP, whichever is greater. Effective January 1, 2010, the 2010 Healthcare Reform Law generally increased the size of the Medicaid rebates paid by drug manufacturers for single source and innovator multiple source (brand name) drugs from a minimum of 15.1% to a minimum of 23.1% of the AMP, subject to certain exceptions (for example, for certain clotting factors, such as our Factor VIII and Factor IX products, the increase was limited to a minimum of 17.1% of the AMP). For non-innovator multiple source (generic) drugs, the rebate percentage was increased from a minimum of 11.0% to a minimum of 13.0% of AMP. In 2010, the 2010 Healthcare Reform Law also newly extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations.

In addition, the statutory definition of AMP changed in 2010 as a result of the 2010 Healthcare Reform Law. In November 2010, CMS withdrew previously issued regulations defining AMP and in February 2012 issued proposed regulations that are not yet finalized, and CMS recently announced that a final rule will be issued in May 2014. We believe we are making reasonable assumptions regarding our reporting obligations with respect to this new definition, but, in the absence of final regulations from CMS, the adequacy of our assumptions is not certain. Once CMS issues final regulations, we may determine that our assumptions require amendment to comply with the regulatory definition of AMP.

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

The 2010 Healthcare Reform Law also introduced a biosimilar pathway that permits companies to obtain FDA approval of versions of existing biologics that are highly similar to innovative biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologics. The new law provides that a biosimilar application may be submitted as soon as four years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. Although drug manufacturers have begun efforts to develop biosimilar drugs for the U.S. market, none have yet been approved by the FDA. However, an approval pathway for biosimilar versions of our biological products now exists in the United States for the first time, and accordingly we expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges, all of which could adversely affect our financial performance. The FDA is actively implementing the biosimilar pathway, including through the issuance of draft guidance documents, and has indicated that final guidance documents may be issued in 2014.

Regarding access to our products, the 2010 Healthcare Reform Law established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research, as those terms are defined in the 2010 Healthcare Reform Law. While the stated intent of Comparative Effectiveness Research is to develop information to guide providers to the most efficacious therapies, outcomes of Comparative Effectiveness Research could influence the reimbursement or coverage for therapies that are determined to be less cost effective than others. Should any of our products be determined to be less cost effective than alternative therapies, the levels of reimbursement for these products, or the willingness to reimburse at all, could be impacted, which could materially impact our financial results.

A provision of the 2010 Healthcare Reform Law, generally referred to as the Physician Payment Sunshine Act or Open Payments Program, imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to payments or other transfers of value made to certain U.S. healthcare practitioners, such as physicians and academic medical centers, and with regard to certain ownership interests held by physicians in reporting entities. On February 1, 2013, a final rule was issued to implement the Physician Payment Sunshine Act. Under this rule, data collection activities began on August 1, 2013, and first disclosure reports were due by March 31, 2014 for the period August 1, 2013 through December 31, 2013. As required under the Physician Payment Sunshine Act, information from these reports will be published on a publicly available website, including amounts transferred and the physician, dentist and teaching hospital identities, which is expected to be available to the public by September 30, 2014. It is difficult to predict how the new requirements, which also preempt similar state law reporting requirements, may impact existing relationships among manufacturers, physicians and teaching hospitals.

We could be adversely affected if other government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products.

Prices in many countries, including many European countries, are subject to local regulation and certain pharmaceutical products, such as plasma derivative products, are subject to price controls in several of our principal markets, including Spain and countries within the European Union. In the U.S., where pricing levels for our products are substantially established by third-party payors, if payors reduce the amount of reimbursement for a product, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions. These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace or where changes in reimbursement induce a shift in the location of treatment. The existence of direct and indirect price controls and pressures over our products has affected, and may continue to materially adversely affect, our ability to maintain or increase gross margins.

In the U.S., for example, beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient payment schedules changed to Average Sales Price, or ASP, + 6%. This payment was based on a volume-weighted average of all brands under a common billing code. Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IVIG. Medicare payments to hospitals fell 45% for powder IVIG and 30% for liquid IVIG between the fourth quarter of 2005 and the first quarter of 2006. The Medicare reimbursement changes resulted in the shift of a significant number of Medicare IVIG patients to hospitals from physicians’ offices beginning in 2005, as many physicians could no longer recover their costs of obtaining and administering IVIG in their offices and clinics. After 2006, some hospitals reportedly began to refuse to provide IVIG to Medicare patients due to reimbursement rates that were below their acquisition costs. Subsequent changes have improved some of these Medicare reimbursement issues, although there has been variability in the reimbursement levels for separately payable, non-pass-through drugs and biologicals in the hospital outpatient setting over the past few years, making financial performance predictions difficult. On January 1, 2008, the CMS reduced the reimbursement for these separately covered drugs and biologicals, including IVIG, in the hospital outpatient setting from ASP + 6% to ASP + 5%, using 2006 Medicare claims data as a reference for this reduction. In addition, CMS reduced a hospital add on payment from $75 to $38 per infusion. Beginning January 1, 2009, CMS further reduced the hospital outpatient reimbursement for separately covered outpatient drugs, including IVIG, to ASP + 4%, and eliminated the add on payment. For 2010, the rate remained as ASP + 4%, based on a cost-based methodology that also involved reallocating certain overhead costs from packaged drugs to unpackaged drugs. CMS increased the rate to ASP + 6% for 2013, and maintained the same rate for 2014. In addition, under the Bipartisan Budget Act of 2013, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2023. The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

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

The laws governing our conduct in the U.S. are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act, or the FDCA, the Federal False Claims Act, or the FCA, the PHS Act or a provision of the U.S. Social Security Act known as the “Anti-Kickback Law,” or any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, the Department of Defense, other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

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

Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct. In this regard, our Los Angeles facility was previously managed pursuant to a consent decree that was entered into in February 1998 based on action by the FDA and DOJ addressing FDCA violations committed by the former owner of the facility, Alpha Therapeutic Corporation, or Alpha. The consent decree provided for annual inspection of the plant by the FDA. On March 15, 2012, the United States District Court for the Central District of California entered an order vacating the consent decree on the Los Angeles facility.

Adverse consequences can also result from failure to comply with the requirements of the 340B/PHS program under the PHS Act, which extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS. For example, the 2010 Healthcare Reform Law requires the Secretary of HHS to develop and issue regulations for the 340B/PHS program establishing standards for the imposition of sanctions in the form of civil monetary penalties, or CMP, for manufacturers that knowingly and intentionally overcharge a covered entity for a 340B drug. The CMP can be up to $5,000 for each instance of overcharging a covered entity. HHS has never had CMP authority that addresses this area and has not yet issued final regulations to implement this new penalty provision, and accordingly, the impact of this CMP provision is uncertain. In September 2010, HHS’ Health Resources and Services Administration, or HRSA, issued a notice of proposed rulemaking in which it is considering imposing CMPs on manufacturers in certain cases where a covered entity has been unable to find a given product at a 340B price and has instead purchased the drug outside of the 340B Program at a price greater than the ceiling price. Certain of our products are subject to shortages and allocation issues can arise. Accordingly, if the HRSA adopts a CMP interpretation of this kind, it could potentially have adverse consequences on our financial performance.

In addition, companies in the U.S., Canada and the European Union are generally restricted from promoting approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., the FDA in the U.S.), nor can companies promote unapproved products. In the U.S., pharmaceutical companies have, to a limited extent, been recognized by the FDA as permitted to disseminate to physicians certain truthful and accurate information regarding unapproved uses of approved products, or results of studies involving investigational products. In addition, in December 2012, a federal appeals court in New York found that the criminal prosecution of a pharmaceutical manufacturer for truthful, non-misleading speech promoting the lawful, off-label use of an FDA-approved drug would violate the manufacturer’s constitutional rights of free speech, and the FDA chose not to appeal that decision. Improper promotion of unapproved drugs or devices or unapproved indications for a drug or device may subject us to warnings from, or enforcement action by, regulatory agencies, harm demand for our products, and subject us to civil and criminal sanctions. Further, sanctions under the FCA have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs. Similar actions for off-label promotion have been initiated by several states for Medicaid fraud. The 2010 Healthcare Reform Law significantly strengthened provisions of the FCA, Medicare and Medicaid Anti-Kickback provisions, and other health care fraud provisions, leading to the possibility of greatly increased qui tam suits by relators for perceived violations. Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

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

To market and sell our products outside of the U.S., we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions. The approval procedures vary among countries in complexity and timing. We may not obtain approvals from regulatory authorities outside the U.S. on a timely basis, if at all, which would preclude us from commercializing products in those markets. In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals. In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost effectiveness of our product candidate to other available therapies. Such trials may be time consuming and expensive and may not show an advantage in efficacy for our products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the U.S. or the European Union, we could be adversely affected.

We also are subject to certain laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act and anti-bribery laws and related laws, and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity in recent years. Under the FCPA, the U.S. has increasingly focused on regulating the conduct by U.S. businesses occurring outside of the U.S., generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business. Also, in some countries we may rely on third parties for the marketing and distribution of our products, and these parties may lack sufficient internal compliance resources, and may operate in foreign markets involving substantial corruption. If our efforts to monitor these parties fail to detect potential wrongdoing, we could be held responsible for the noncompliance of these third parties with applicable laws and regulations, which may have a material adverse effect on our business.

We are subject to extensive government regulatory compliance and ethics oversight.

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

Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. As owner and operators of real property, we could also be held liable for the presence of hazardous substances as a result of prior site uses or activities, without regard to fault or the legality of the original conduct that caused or contributed to the presence or release of such hazardous substance on our property. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us for claims arising in the U.S. Additional or more stringent federal, state or local laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses to comply with any of these laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental and health and safety laws and regulations or for the failure to have or comply with the terms and conditions of required environmental permits.

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

We are a vertically integrated global producer of plasma derivatives.  Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers.  We have 150 FDA-licensed plasma collection centers located across the United States.  We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers.  Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma.  Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.  We also produce diagnostic and hospital products.

On June 1, 2011, we acquired all of the issued and outstanding shares for $3.7 billion of Talecris, a biopharmaceutical company that produced plasma-derived protein therapies in the United States, furthering our position as a diversified, global provider of life saving and life enhancing plasma protein therapeutics and making us the world’s third largest producer of plasma derivative products.

On January 9, 2014, we concluded the acquisition of a diagnostic business unit related to transfusion medicine and immunology of the Swiss company Novartis Corporation, or Novartis, for a total amount of $1.675 billion. See “— Important Events — The Novartis Acquisition and Related Financing.”

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

Important Events

The Novartis Acquisition and Related Financing

Overview

On November 10, 2013, we entered into a share and asset agreement to acquire Novartis’ diagnostic business. The Novartis Diagnostic Business (as defined herein) was part of Novartis’s Vaccines & Diagnostics Division, which was established following Novartis’s 2006 acquisition of Chiron Corporation.

We acquired from Novartis Vaccines and Diagnostics, Inc., or NVD, a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. Under the Novartis Agreement (as defined herein), we acquired (and, with respect to certain intellectual property rights, we acquired co-ownership) from NVD and its affiliates substantially all of the assets and certain specified liabilities that were exclusively or primarily used in connection with the following businesses, collectively, the Novartis Diagnostic Business:

•                  the research, development, manufacture and commercialization of nucleic acid tests, or NAT, (instruments, assays and services) to screen human donated blood and blood products, including blood intended for autologous use, for blood-borne pathogens such as HIV, HBV, HCV and West Nile Virus, or the NAT Business;

•                  the business of generating royalty revenue from licenses in connection with the NAT Business;

•                  the research, development, manufacture and commercialization of immunoassay antigens and antibodies to screen human donated blood and blood products, including blood intended for autologous use (but not for immunotherapeutic purposes), for use in the detection of hepatitis, retroviruses and peptides for the purpose of clinical diagnostics, or the Immunoassay Business; and

•                  the business of commercializing automatic and semi-automatic analyzers for processing blood-typing cards using gel agglutination technology manufactured by Grifols, or the Immunohematology Business.

In addition, we acquired all of the issued and outstanding equity interests of Novartis Vaccines and Diagnostics (HK) Limited, a subsidiary of Novartis organized under the laws of Hong Kong that is engaged in the Novartis Diagnostic Business. We also licensed back to the Seller and its affiliates to certain rights to use the purchased intellectual property outside of the Novartis Diagnostic Business.

In 2013, the Novartis Diagnostic Business had $786 million (€582.2 million) of total revenue and $294 million (€217.8 million) of operating income. Currently, more than 80% of the U.S. blood supply is tested on Novartis Transfusion Diagnostic systems. The Novartis Diagnostic Business was headquartered in Emeryville, California, where its key manufacturing facility is located, and had 550 employees worldwide.

The Novartis Acquisition

On November 10, 2013, we entered into a share and asset agreement, or the Novartis Agreement, with NVD, and, solely as a Guarantor, Novartis, which was subsequently amended on December 27, 2013 and January 9, 2014 to acquire the Novartis Diagnostic Business.  The transactions contemplated by the Novartis Agreement, or the Novartis Acquisition, closed on January 9, 2014. We paid a purchase price of $1.675 billion.

The purchase price is subject to certain post-closing adjustments based on the actual levels of cash, inventory, accounts receivable and accounts payable at the closing as compared to prior estimates. The Novartis Agreement also includes customary representations and warranties about the Novartis Diagnostic Business and the purchased assets. In addition, Novartis agreed to a two-year non-competition restriction within the Novartis Diagnostic Business, subject to certain carve outs, including for existing businesses of Novartis and de minimis future acquisitions. Under the Novartis Agreement, each of NVD and Grifols Diagnostic Solutions Inc. (f/k/a Grifols Chiron Diagnostics Corp.) agreed to indemnify the other party for breaches of representations, warranties and covenants and, in the case of NVD, certain excluded liabilities of the Novartis Diagnostic Business, subject in some cases to certain limitations. The indemnification obligations of NVD under the Novartis Agreement are guaranteed by Novartis, and the indemnification obligations of Grifols Diagnostic Solutions Inc. are guaranteed by Grifols.

At the closing of the Novartis Acquisition, we entered into a transition services agreement with NVD, pursuant to which each of NVD and Grifols Diagnostic Solutions Inc. will provide certain services to the other party on a transitional basis, including information technology services, human resources services, finance services, procurement services, real estate services, hazardous materials management services and compliance and quality control services in order to facilitate the transactions contemplated by the Novartis Agreement and the migration of the Novartis Diagnostic Business from NVD to Grifols Diagnostic Solutions Inc. in accordance with the Novartis Agreement.

In addition, at the closing of the Novartis Acquisition, we entered into a global employment services agreement with NVD and Novartis pursuant to which NVD agreed to second to Grifols Diagnostic Solutions Inc. certain employees of Novartis and its affiliates who are engaged in the Novartis Diagnostic Business throughout the world (other than in Europe). These employees will be seconded to us for a maximum of six months, or until Grifols Diagnostic Solutions Inc. is able to implement an appropriate employee benefit plan, policy or other arrangement for these employees in the relevant jurisdictions. Upon the termination of the global employment services agreement, our expectation is that these seconded employees will become employees of Grifols Diagnostic Solutions Inc.  To finance the Novartis Acquisition, we entered into a credit and guaranty agreement with a syndicate led by Nomura Securities International, Inc., Banco Bilbao Vizcaya Argentaria, S.A., and Morgan Stanley Senior Funding, Inc., or the Bridge Loan Facility, pursuant to which we borrowed $1.5 billion of loans on January 3, 2014.

Refinancing

The Bridge Loan Facility and the Existing Facilities were repaid on February 27, 2014 with the proceeds of the New Credit Facilities that we entered into on February 27, 2014. The New Credit Facilities consist of the Senior Term Loans and the Revolving Loans (each, as defined herein), which are subject to customary flex provisions. For a description of the principal terms of the New Credit Facilities, please see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — New Credit Facilities.” On February 27, 2014, we also entered into the credit and guaranty agreement with a syndicate led by Nomura Securities International, Inc., or the New Interim Loan Facility, pursuant to which we borrowed $1.0 billion of loans. The proceeds from the New Interim Loan Facility were used to discharge the Existing Notes on February 27, 2014. The New Interim Loan Facility was refinanced pursuant to the offering of the Notes completed on March 12, 2014.

Other Acquisitions

TiGenix Acquisition

In November 2013, we acquired 21.30% of the common stock of the biotechnological company TiGenix N.V., or TiGenix, for €12.4 million. TiGenix is listed on the NYSE Euronext Brussels (TIG), and is based in Leuven, Belgium but has commercial offices in Madrid and Sittard Gellen (the Netherlands). TiGenix is a Belgian cell therapy company that is a global leader in the field of mesenchymal stem cell therapy, and the first European company that obtained an approval for a cell based medicinal product by EMA, namely ChondroCelect. This investment was carried out through Gri-Cel, S.A., our 100% owned subsidiary in which we centralize our investments in research and development projects in fields of medicine outside of our core business, such as advanced therapies.

Aradigm Stock Subscription

In August 2013, we closed a transaction with Aradigm Corporation, or Aradigm, a company engaged in the development and commercialization of inhaled drugs for the treatment of severe respiratory diseases. We entered into an exclusive worldwide license agreement to develop and commercialize Pulmaquin, an inhaled ciprofloxacin product. In conjunction with the licensing agreement, we acquired approximately 35% of Aradigm’s common stock on a fully diluted basis for $25.7 million (€20.6 million of acquisition costs are included).

Acquisition of Progenika

On March 4, 2013, we announced the acquisition of 60% of the economic and voting rights of Progenika for a total of €37.0 million (€34.6 million, net of cash and cash equivalents). Progenika is a Spanish company founded in 2000 that has developed tools for in vitro diagnostic genotyping testing, prognosis of diseases and prediction of response to drug treatment. Progenika has also developed its own technology to produce DNA chips for diagnoses.

Half of the purchase price was paid with 884,997 of our Class B shares and the remainder was funded using cash on hand. In addition, we and the selling shareholder have granted each other call and put options over the shares representing the remaining 35% of the share capital of Progenika, which may be exercised within three years from the date of the acquisition. The purchase price of the Progenika shares subject to the call and put option will be the same as the price per share we paid, increased at the rate of 5% per annum.

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

Investment in Araclón Biotech, S.L.

On February 29, 2012, our subsidiary, Gri-Cel, S.A., acquired 51% of the share capital of Araclón Biotech, S.L., or Araclón. Araclón is primarily involved in the research and development of therapies and methods for the diagnosis of degenerative illnesses, with a particular concentration on Alzheimer’s disease. This acquisition reinforces our commitment to research and development of therapies to fight Alzheimer’s disease.

We have committed to finance Araclón’s ongoing projects for the next five years, subject to certain conditions. The total cost of such investments is expected to be less than €25 million, which we expect to achieve by increasing our share in the capital of Araclón.

Purchase of Remaining Woolloomooloo Shares

In August 2011, we acquired the remaining 51% of the share capital of Woolloomooloo Holdings Pty Ltd., the holding company of Lateral Medion, an Australian Swiss group that distributes diagnostic products in Australia and Switzerland and has a manufacturing facility in Switzerland. We previously held 49% of the share capital and 100% of the voting rights and had exercised control since March 3, 2009. The acquisition of the remaining 51% of the share capital totaled AUS dollars 12.5 million, or €9.5 million. The difference between the amount paid and the non-controlling interest was recorded as a €2.2 million increase in reserves.

The Talecris Acquisition and Related Financing

On June 1, 2011, pursuant to the Agreement and Plan of Merger, dated as of June 6, 2010, or Merger Agreement, by and among Talecris, Merger Sub, Grifols, S.A. and Grifols Inc., as amended, we completed the acquisition of 100% of the share capital of Talecris for a total of $3.7 billion.  The total value of the transaction, including Talecris’ net debt, was approximately $3.3 billion.  The acquisition was effected through (i) the merger of Talecris with and into Stream Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of Talecris, or Merger Sub and (ii) the immediately subsequent merger of Grifols Inc., a Delaware corporation and wholly owned subsidiary of Grifols, S.A., with and into Merger Sub, with Merger Sub continuing as the surviving corporation and a wholly owned subsidiary of Grifols, S.A. Merger Sub was subsequently renamed Grifols Inc.

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

On July 20, 2011, the Federal Trade Commission, or FTC, issued a final order, or Consent Order, settling the FTC’s May 31, 2011 charges that our acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers. Pursuant to the Consent Order, we divested to Kedrion, on June 2, 2011, certain assets, including Talecris’ Melville, New York manufacturing facility and United States marketing rights to Koate® antihemophilic factor, and an agreed quantity of plasma and subsequently transferred to Kedrion two plasma collection centers located in Mobile, Alabama, and Winston Salem, North Carolina. Further, pursuant to the Consent Order, we and Kedrion entered into a contract manufacturing agreement under which we are supplying to Kedrion, for a period of seven years ending in 2018, Koate® and private label IVIG and albumin, for sale by Kedrion in the United States, and we extended to Kedrion a five year option ending in 2016 for Kedrion to purchase a non-exclusive license to Koate® related intellectual property for use in the United States. In accordance with the Consent Order, we leased the Melville facility from Kedrion until July 1, 2013 when we turned over operations at the facility to Kedrion. The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years.  Our next compliance report is due in July 2014.

In order to finance the cash portion of the Talecris acquisition consideration and repay existing indebtedness, on November 23, 2010, we entered into a credit agreement that provided for (a) senior term loans aggregating $2.5 billion and €440 million and (b) revolving commitments in the amounts of $50 million, €36.7 million ($50 million equivalent) and the $200 million equivalent in multicurrencies.  In addition, on January 21, 2011, Giant Funding Corp., an escrow company formed solely for the purpose of issuing the Existing Notes, completed a private placement of 8.25% Senior Notes due 2018 (the “Existing Notes”).  The proceeds of the offering of the Existing Notes were held in an escrow account pending completion of the Talecris acquisition and the satisfaction of other conditions.  On June 1, 2011, upon completion of the acquisition, Giant Funding Corp. was merged with and into Grifols Inc., Grifols Inc. assumed all of Giant Funding Corp.’s obligations under the Existing Notes and the indenture governing the Existing Notes and the proceeds from the issuance of the Existing Notes were released from the escrow account.  The proceeds from the Existing Notes, together with funds drawn pursuant to the credit agreement, were used to finance the cash portion of the consideration for the Talecris acquisition.

On February 29, 2012, we entered into the amended senior credit agreement, which provided for the repricing of all of the senior term loans and revolving facilities via amended senior term loans aggregating $2.3 billion and €420 million and amended revolving credit facilities in the amounts of $35 million, €22 million and the $140 million equivalent in multicurrencies (collectively, the “Existing Facilities”).  We voluntarily prepaid $240 million of the Existing Facilities in 2012.  The Existing Facilities were repaid on February 27, 2014 with the proceeds of the New Credit Facilities that we entered into on February 27, 2014.

Class B ADS Purchase and Sale

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

Pursuant to the terms of the ADS Purchase Agreement we provided Cerberus with registration rights for their remaining 4,402,987 Class B ADSs. On April 23, 2013, we filed a Form F-3 registration statement covering the resale of such Class B ADS for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. Cerberus paid all expenses related to the preparation and filing of the registration statement.

The ADS Purchase Agreement contains customary representations, warranties and agreements by each party. In addition, the ADS Purchase Agreement contains customary indemnification obligations of us and Cerberus arising from the registration rights and obligations set forth therein, including for liabilities under the Securities Act and other obligations of the parties.

In November 2013, we sold 4,402,986 ADSs, representing all of our treasury stock, for €11.2 million.  As of December 31, 2013, we hold no treasury stock.

Sale-leaseback Transactions

In May 2011, we sold five properties in Spain for an aggregate amount of €80.4 million to Gridpan Invest, S.L., a wholly owned subsidiary of Scranton Enterprises, B.V., one of our major shareholders and a related party.  These properties related primarily to non-core assets such as offices, warehouses and a factory.  Two of the premises were sold together with their related mortgage loans for a total of €53.5 million.  As a result of the sale, we recognized a net loss of €7.4 million, which included €2.0 million in brokerage fees paid to Scranton Enterprises, B.V. The prices paid for the properties were established based on appraisals made by independent appraisers.  Simultaneous with the sale, we entered into operating lease agreements with Gridpan Invest, S.L. with respect to the aforementioned properties.  For a summary of the material terms of the lease agreements, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — B. Related Party Transactions — Sale-leaseback Transactions — Spain.”

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

The rental expense incurred in 2013 for the operating contracts amounted to €1.8 million, coinciding with the minimum contractually agreed payments.

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

Our products and services are used by healthcare providers in approximately 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions, and we have a direct presence, through the operation of commercial subsidiaries, in 25 countries.

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others.

Bioscience.  The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the Talecris acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographic expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division accounted for €2.4 billion, or 89.3%, of our total net revenue of €2.7 billion in 2013 and approximately 74% of total net revenue of €3.3 billion pro forma for the Novartis Acquisition.

Diagnostic.  The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments and reagents for diagnostics, as well as blood bank products. We concentrate our Diagnostic business in immunohematology and hemostasis product lines. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Diagnostic division accounted for €130.3 million, or 4.8%, of our total net revenue in 2013. The Novartis Diagnostic Business we acquired in January 2014 produces a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. With the Novartis Acquisition, we expect the Diagnostic division to account for approximately 20% of our total net sales.

Hospital.  The Hospital division manufactures and in certain instances installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal. It also includes products that we do not manufacture but that we market as supplementary to products we do manufacture. The Hospital division and accounted for €97.1 million, or 3.5%, of our total net revenue in 2013 and approximately 3% pro forma for the Novartis Acquisition.

Raw Materials and Others.  Since 2011, the Raw Materials and Others division consists of (i) amounts earned under the agreements with Kedrion, which are described further in “— A. History and Development of the Company — Important Events — The Talecris Acquisition and Related Financing” above, (ii) royalty payments from third parties and (iii) revenue from engineering activities by our subsidiary, Grifols Engineering, S.A. The Raw Materials and Others division accounted for €65.4 million, or 2.4%, of our total net revenue in 2013.

Geographic Markets

We are a leading plasma derivatives producer globally, ranking as the third largest producer in the industry in terms of total sales behind Baxter Healthcare Corporation and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema. Prolastin® is the leading A1PI product in the United States, and is licensed in 15 countries in Europe and competes with another licensed A1PI product only in France, representing a 66% market share globally.

We currently operate in approximately 100 countries through distributors and subsidiaries in 25 countries. The United States is the largest sales region in the world for plasma derivative products. In addition, the United States does not regulate prices for plasma derivative products and trade credit periods are generally shorter than in other regions in which we sell our products, including our principal European sales regions. In the year ended December 31, 2013, the United States and Canada accounted for 62.3% of our total net revenue.

Certain sales regions, particularly in emerging markets, have experienced continuous growth, driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products and are expected to experience significant growth. Our presence and experience in Latin America, in countries such as Mexico, Colombia, Argentina, Chile and Brazil, where we have been marketing and selling products for over 20 years, has positioned us to benefit from this additional growth in both our Bioscience and Diagnostic divisions. In the Asia-Pacific region, we have established a presence through our subsidiaries and representative offices in Malaysia, China, Thailand, Singapore, Australia and Japan.

Our continued focus on international expansion and acquisitions that generate operational synergies was demonstrated by our acquisition of Talecris in June 2011, a United States based producer of plasma-derived protein therapies with an established presence in the United States and Canada. We also expanded internationally with the acquisition in March 2013 of a 60% stake in Progenika, a Spanish biotechnology firm with operations in the United States, Europe and the Middle East. We will continue to selectively consider acquisitions that would further enhance our operations.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

Summary of Net Revenue by Region	Year ended December 31, 2013	% of total net revenue	Year ended December 31, 2012	% of total net revenue	Year ended December 31, 2011	% of total net revenue
	(in thousands of euros, except for percentages)
European Union(1)	569,827	20.8	559,328	21.3	526,625	29.3
Spain	207,922	7.6	212,983	8.1	230,871	12.9
United States and Canada	1,707,620	62.3	1,658,548	63.3	948,730	52.9
Rest of the World	426,257	15.5	371,618	14.2	289,732	16.1
Subtotal	2,703,704	98.6	2,589,494	98.8	1,765,087	98.3
Raw Materials(2)	38,028	1.4	31,450	1.2	30,526	1.7

Total	2,741,732	100.0	2,620,944	100.0	1,795,613	100.0

(1)                                 Net revenue earned in the European Union includes net revenue earned in Spain.

(2)                                 We exclude net revenue derived from our Raw Materials division from our reported net revenue by region, because we believe that such net revenue does not represent part of our core recurrent business lines.  This net revenue consists primarily of net revenue earned under the agreements with Kedrion, which are described further in “— A. History and Development of the Company — Important Events — The Talecris Acquisition and Related Financing” above.

Principal Activities

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others.

The following chart presents our total revenues by each of our divisions for the past three years:

Summary of Revenue by Division	Year ended December 31, 2013	% of total net revenue	Year ended December 31, 2012	% of total net revenue	Year ended December 31, 2011	% of total net revenue
	(in thousands of euros, except for percentages)
Bioscience	2,448,824	89.3	2,325,089	88.7	1,531,199	85.3
Diagnostic	130,339	4.8	134,341	5.1	117,358	6.5
Hospital	97,131	3.5	95,870	3.7	95,365	5.3
Raw Materials and Others(1)	65,438	2.4	65,644	2.5	51,691	2.9

Total	2,741,732	100.0	2,620,944	100.0	1,795,613	100.0

(1)                                 In 2011, 2012 and 2013, Raw Materials and Others primarily consisted of (i) amounts earned under the agreements with Kedrion, which are described further in “— A. History and Development of the Company — Important Events — The Talecris Acquisition and Related Financing” above, (ii) royalty payments from third parties and (iii) revenues from engineering activities by our subsidiary Grifols Engineering, S.A.

The Bioscience Division

The Bioscience division is responsible for the research and development, production and marketing of plasma derivative products. In 2013, the Bioscience division accounted for 89.3% of total net revenue.

Operational Structure

The following chart illustrates its operational structure:

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

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products. We obtain our plasma primarily from the United States through our 150 FDA licensed plasma collection centers and, to a much lesser extent, through agreements with third parties. In 2013, our plasma collection centers collected approximately 6.4 million liters of plasma (including specialty plasma). We believe that our plasma requirements through 2016 will be met through plasma collected at our plasma collection centers and approximately 0.6 million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements. As we source the majority of our plasma internally, we have been able to ensure the availability of plasma for our manufacturing needs, assure the quality of the plasma throughout our manufacturing process, and improve control over our plasma costs and our margins.

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

Transport and Logistics

Once plasma has been collected, it is frozen at the collection center and sent to fractionation centers. One essential aspect of this process is the implementation of safety procedures to guarantee the quality and safety of the donated plasma. To ensure the preservation of the proteins found in plasma, plasma must be kept at a temperature of -20 degrees Celsius (-4 degrees Fahrenheit). In accordance with European and United States requirements, we store our plasma at a temperature of -30 degrees Celsius (-22 degrees Fahrenheit). During transportation, plasma is kept at a temperature of at least -20 degrees Celsius. Our frozen plasma is transported by one of two transport companies, which are the same used throughout the industry.

Fractionation and Purification

Once plasma has been obtained, it may be used immediately for blood transfusions. It may also be frozen (as fresh frozen plasma) and then manufactured into plasma derivatives through the fractionation process. The fractionation process consists of the separation of specific proteins through temperature and pH changes, as well as the use of filtration and centrifugation techniques. This process also includes a phase of administration of various viral inactivation procedures. Fractionation occurs in tanks at near freezing temperatures to maintain the integrity of the proteins. All known plasma derivative products can be fractionated from the same batch of plasma. As a result, the development of a new or higher yield plasma derivative product would likely generate incremental sales without increasing the requirement for additional plasma.

We currently operate nine manufacturing facilities in the United States, Spain, Mexico, Switzerland and Australia. Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities, which have a combined fractionation capacity of 8.5 million liters per year. Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins.

Currently, the Clayton, Los Angeles and Parets facilities are equipped and licensed to produce certain plasma derivative products for the United States, European and other markets. For example, we produce our Flebogamma® DIF and Gamunex® IVIG products for all of our markets at the Clayton and Parets facilities.

We optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities. In 2011, 2012 and 2013, we obtained the following FDA licenses, among others:

•                                          to purify at our Clayton facility the Fraction II+III (an intermediate product) made at both our Los Angeles and Parets facilities to make Gamunex®;

•                                          to use Fraction V obtained at the Clayton facility to produce albumin at the Los Angeles facility; and

•                                          to use Fraction IV-I obtained in Los Angeles to produce Prolastina®, an A1PI we market in Spain, at the Clayton facility.

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

Fractionation plants must be cleaned and sterilized frequently.  Our Parets facility was designed to minimize the clean area required for the plasma fractionation tanks and separates the tanks from the room temperature work area.  This allows us to perform all maintenance work from outside the room temperature area, decreasing the risk of contamination.

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

We continually invest in the improvement of our manufacturing facilities and plasma fractionation process. During 2012, we completed a new ATIII purification and nanofiltration area in Clayton. During 2013, we completed a new albumin purification area at our Parets facility and began the validation process for the new fractionation facilities in Barcelona and Clayton.

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

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel.  A majority of our sales in 2013 were made through our own distribution network, which is experienced in the proper handling of our products.  This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall.  In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.  Additionally, outside of the United States, we are in the process of transitioning some of Talecris’ products from their existing distribution channels into our own, reducing the distribution costs of those products.

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

Flebogamma® 5% and 10% DIF. Immune Globulin Intravenous (Human).

Gamunex®/Gamunex®-C. Immune Globulin Injection (Human), 10% Caprylate/Chomatography Purified.

Prolastin®/Prolastin®-C/Prolastina®/Pulmolast®. Alpha 1-Proteinase Inhibitor (Human).	Used to treat congenital alpha-1 antitrypsin deficiency-related emphysema.

Trypsone® A1PI. Alpha 1-Proteinase Inhibitor (Human).

Fahndi® and Alphanate®. Antihemophilic Factor/von Willebrand Factor Complex (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A), and indication for von Willebrand disease (in the U.S., for Alphanate® only).

Koate®-DVI. Antihemophilic Factor (Human).

Human Albumin Grifols®/Albutein®/Plasbumin®. Albumin (Human) 5%, 20% and 25%.	Used to re-establish and maintain circulation volume in the treatment of hypovolemia (i.e., traumatic or hemorrhagic shock and severe burns) and to treat complications related to cirrhosis.

Our acquisition of Talecris expanded our portfolio of IVIG and A1PI products.  Gamunex® IVIG, which was launched in the United States and Canada in 2003 as a premium ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment.  We believe Gamunex® IVIG is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch.  Gamunex® IVIG is the only IVIG product approved for CIDP in the United States and Canada and, through mutual recognition procedures, in 16 European countries.  Further, the FDA granted Gamunex® IVIG orphan drug status, which provides marketing exclusivity for the CIDP indication in the United States through September 2015.

In addition, following the Talecris acquisition, we are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.  Prolastin® A1PI is the leading A1PI product in the United States, and in Europe, it is licensed in 15 countries and competes with another licensed A1PI product only in France.  In Italy and Spain, where we have previously distributed Prolastin® through third parties, we intend to begin distributing Proslastin® directly in 2013.  Additionally, Prolastin®-C is the only licensed A1PI product in Canada, and we are conducting clinical trials in Europe to obtain Prolastin®-C approval there.

Alphanate® and Fahndi®, our Factor VIII/von Willebrand factor products, are used both for the treatment of hemophilia and von Willebrand disease.  In addition, we offer our albumin product with reduced aluminum content, meeting European requirements and making our albumin product more attractive to biotechnology companies and genetic labs, as well as hospitals and physicians.

In addition to the products described above, we also produce intramuscular (hyperimmune) immunoglobulins, which are used for the treatment of tetanus, hepatitis B, and Rh factor complications during birth; Anbinex® and Thrombate® III, which are used in the prevention and treatment of thromboembolic complications; AlphaNine® and Factor IX Grifols®, which are used in the prevention and control of bleeding in patients with hemophilia B; and Niuliva® and Igantive®, used after liver transplants to prevent hepatitis B reinfection of the graft.

To sell plasma derivative products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction.  We have approximately 670 hemoderivative product licenses registered in 90 countries throughout the

European Union, United States, Latin America, Asia and the rest of the world.  Our most significant government-issued licenses for plasma derivative products are:

•                                          Flebogamma®/Flebogamma® DIF/Gamunex®/Gamunex®-C Immunoglobulin.  We have 129 licenses for the marketing and sale of one or more of these immunoglobulin products;

•                                          Fahndi®/Alphanate®/Koate® Factor VIII.  We have 101 licenses for the marketing and sale of one or more of these Factor VIII products;

•                                          Human Albumin Grifols®/Albutein®/Plasbumin® Albumin.  We have 206 licenses for the marketing and sale of one or more of these albumin products in its various concentrations; and

•                                          Prolastin®/Trypsone® A1PI.  We have 26 licenses for the marketing and sale of one or both of these A1PI products.

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

We also have contracts with Canadian Blood Services and Héma-Québec.  Talecris was awarded five-year contracts with Canadian Blood Services and Héma-Québec in December 2007 that became effective April 2008 and terminated in March 2013.  Canadian Blood Services and Héma-Québec ended their partnership in 2012 and now negotiate separately with suppliers.  Operating separately, Canadian Blood Services comprises approximately 70% and Héma-Québec comprises approximately 30% of the Canadian market for plasma products and fractionation services. In 2013, Canadian Blood Services selected us as its primary supplier of both IVIG and fractionation services pursuant to a five-year contract that became effective in April 2013. Héma-Québec negotiated a reduced four-year contract with us that also became effective in April 2013, under which we supply a reduced portion of Héma-Québec’s plasma-derived products and no longer provide fractionation services. Under these new contracts, we maintained our position as the primary immunoglobulin supplier to Canada.

The Diagnostic Division

The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments and reagents for diagnostics, as well as blood bank products. We believe that we have a significant market share of sales of immunohematology automated systems to hospital transfusion and blood centers. In 2011, we grouped our immunohematology and blood bank product lines into a category called Transfusion Medicine as part of a management optimization process. We believe that we also have a significant market share of sales of other in vitro diagnostic systems, including in the hemostasis and coagulation product lines. The Diagnostic division accounted for €130.3 million, or 4.8%, of total net revenue in 2013.

Our principal diagnostic products are:

Product Description	Main Applications
Transfusion Medicine:

WADiana®/Erytra® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.	Used to perform routine blood typing, antibody screening, antibody identification and cross-match tests.

Tigris ®/Panther® analyzers. Automated chemistry and immunoassay instrumentation for molecular diagnostics.	Used to detect pathogenic agents of infectious diseases, including HIV, hepatitis B, hepatitis C and West Nile Virus.

Bloodchip®/ IDCore®TX. Genotyping blood tests.	Used to determine blood groups and antigens.

Antigens. Critical component of blood screening immunoassay tests.	Intermediate component for the production of immunoassay tests and donor screening assays.

Leucored and Standard Blood bags. Blood bags configured according to all blood bank separation protocols. Leucored blood bags incorporate an in-line filtration system.	Used for collection and transfusion of blood.

In Vitro Diagnostic Systems:

Triturus® analyzers. Open and fully automated analyzer for enzyme-linked immunosorbent assay (ELISA) tests offering multi-test/multi-batch capability.	Allows clinical laboratories to automate the enzyme immunoassay tests in microtiter plate format and to process several batches of samples simultaneously.

Q-Coagulometer® analyzers. Fully automated hemostasis analyzer that uses reagents to measure coagulation levels.	Used to diagnose and measure coagulation status of patients with coagulation-related and hemorrhagic disorders.

Reagents, instrumentation and software. Instruments, reagents and software for coagulation testing.	Used to establish the coagulation status of patients and to handle the corresponding results.

We assemble our machines at the Parets facility and we manufacture our blood bags at the Murcia facility, which has an estimated capacity of eight million blood bags per year.  See “— D. Property, Plant and Equipment” below.

The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions.  We have approximately over 1,000 diagnostic product licenses registered in a total of 58 countries in Europe, the United States, Latin America and Asia.

In addition to the products noted above, we offer our customers products manufactured by third-parties that we believe complement our product lines.  We expect to boost growth in this division through new exclusive distribution agreements for such products.

We currently distribute Diagnostic division products in the European Union, the United States, Asia, the Middle East and Latin America.  In 2012, we expanded the sales of our immunohematology products and distributed our Erytra® analyzers in Europe, Mexico, Brazil, Japan and Australia.  In 2013, we expanded the sales of our Erytra® analyzers to Qatar and our Q-Coagulometer® to Italy.

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

We continue to experience strong sales of the Erytra® analyzer, and the first Erytra® analyzer was installed in Qatar in 2013.

In 2013, sales of DG Gel® cards continued to drive growth in the Diagnostic division. In the United States, the FDA approved a new formulation, the DG Gel® 8 system, for antigen blood typing and pre-transfusion compatibility tests.

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

In 2011, we entered into an agreement with a Brazilian distributor for blood extraction and fractionation blood bags, which led to increased sales to Brazil beginning in 2012. To strengthen our market position in Brazil, we intend to construct a manufacturing plant there. We have also entered into a distribution agreement with the Japanese company Kainos Laboratories, pursuant to which it will distribute our WADiana® and Erytra® analyzers and associated reagents in Japan.

In Vitro Diagnostic Systems

Our Q-Coagulometer® and Triturus® analyzers remain key product lines in the Diagnostic division. In 2013, we commenced sales of a Protein S Assay Kit and a chromogenic Protein C Assay Kit for our Q-Coagulometer® analyzers. In addition, we launched new versions of the software for our Q-Coagulometer® analyzers and continued development work on a new analyzer with greater processing capacity. In 2013, we finalized development of the first QSmart® analyzer, which is a new mechanism for laboratories to automate and standardize hemostasis tests.

We continue to distribute our Triturus® analyzer. In 2013, we finalized the first phase of validation for a new Triturus® analyzer with greater processing capacity.

We also continue to expand the range of reagents in this line, introducing DG®-Chrom PC, a proprietary chromogenic kit for Protein C, and DG®-TT L human reagent, a liquid human thrombin for determining thrombin time.

Novartis Diagnostic Business

We acquired from Novartis a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus.

Two of its products, the Tigris® and Panther® analyzers, are trusted by blood banks and plasma processing labs to screen millions of blood and plasma units around the world. Most notably, the fully automated, high-throughput Tigris system can process 1,000 blood samples in about 14 hours.

The Procleix assays developed in collaboration with Hologic detect genetic virus materials based on innovative technologies including target capture and transcription-mediated amplification.

In addition, we acquired a product line of high quality antigens which are critical components of clinical diagnostic and blood screening immunoassay tests sold worldwide, which are produced through a joint business with Ortho Clinical Diagnostic.

The Novartis Diagnostic Business will be integrated in our current Diagnostic division and will result in a significant expansion of our product portfolio.

The Hospital Division

The Hospital division manufactures and in certain instances installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that are related and we market as supplementary to products we do manufacture.  The Hospital division accounted for €97.1 million, or 3.5%, of our total net sales in 2013.  We are the leader in the Spanish intravenous therapy segment in intravenous solutions, with a 33% market share.  We believe that we are the leader in Spain for pharmacy preparation tools used to administer intravenous solutions and hospital logistics products.

Hospital logistics and IV Tools segments are also strategic areas for the Hospital Division. With IV Tools we are the leaders in bringing to the hospital pharmacy GMP procedures and product solutions, increasing the safety on their compounding needs. With the hardware and software solutions offered by the Hospital logistics area, we are the market leader in Spain and Latin America in terms of offering solutions to manage the flow of medications in hospitals.

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

Improves safety of hospital pharmacy preparation procedures by assuring sterility and traceability.

Nutrition:

Dietgrif® enteral liquid diets. Oral diets with all the requirements for balanced nutrition. Different diets include standard, standard fiber, polypeptidic, hyperproteic and energetic.	For patients who are unable to eat enough to maintain a nutritious diet, administered through feeding tubes as well as orally.

Disposables for gastroenterology. Stents and special endoscopy disposables for gastroenterology patients.	For patients needing gastrointestinal recanalitation, normally used in endoscopic surgery.

Probiotics. Special complementary diets composed of live microorganisms.	Improves gastroenterology conditions that are the result of a lack of intestinal microflora.

Medical Devices: Disposable sterile therapeutic medical products.	The products have therapeutics uses in urology, radiology, cardiology, neurology hemodynamics, anesthesia, urodynamics and lithotripsy.

Hospital Logistics: This includes products such as furniture, transport carts and packaging instruments; software programs, including our own BlisPack®; and distribution systems, including Pyxis® and Kardex®, for inventory control.

Used in the logistical organization of hospital pharmacies and warehouses, in the preparation of unit dosing and in hospital management, admissions and accounting.

The production, marketing or sale of our various Hospital division products are subject to the prior registration of such products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.  We have 262 licenses for our Hospital division products registered in 38 countries throughout the European Union, Latin America and the United States.  Our sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use our medical devices, using our own distribution network.

As our Hospital division generates most of its revenue in Spain, it has been impacted by budgetary constraints in the Spanish health sector. However, in order to address these challenges more effectively, we are reorganizing our commercial structure in Spain, focusing on a more specialized, integrated model, both geographically and functionally. We are also continuing to promote international expansion in this division, mainly through the IV Tools and Hospital Logistics product lines and manufacturing and distribution agreements.  In 2013, sales in the Latin American and United States’ markets made up for the lost sales in Spain resulting from the increased constraints.

Intravenous Therapy

We manufacture and distribute intravenous solutions, primarily in Spain.  In addition, we have increased our focus on manufacturing pre-diluted pharmaceuticals for third parties. We believe this approach will contribute to the Hospital division’s geographic diversification and allow us to maximize productive use of the Parets facility.

We are continuing development of “ready-made” pre-diluted potassium solutions in polypropylene packaging.  The Parets facility was successfully inspected by the FDA in 2012, which we believe is an important step to obtaining FDA approval to sell products manufactured at this facility in the U.S.  Following the inspection, we received FDA approval to begin selling intravenous zoledronic acid mixtures in the U.S. through third-party distributors.  We are also in the process of developing intravenous paracetamol and levofloxacin acid mixtures for sales through third-party distributors in the U.S. and intravenous ibuprofen for sales through third-party distributors in Europe.

In 2013, we entered into agreements to manufacture pre-diluted drugs at our Parets facility for third parties, including Cadence, Inc. and Cumberland Pharmaceuticals, Inc. in the United States.

As a complement to our intravenous solutions, we also manufacture or distribute various tools to be used in connection with the administration of such products, which we refer to as IV Tools. Our principal product, the Gri-fill® System is used in the preparation of intravenous mixtures. The Gri-fill® System has been launched in the United States and Canada and we are developing adaptations to facilitate wider distribution in the U.S. market, including software improvements and Gamunex® dosing mechanisms. We also manufacture Misterium™, a mini sterile modular room, or cleanroom, which we design to order and install on site to customer specifications. In 2013, the principal market for Misterium™ was the United States.

We also provide our customers with automated pharmacy services, through the i.v.STATION Robot product. This product minimizes the risk of measurement error and eliminates the possibility of drug cross-contamination and hospital-acquired infections. As part of an existing exclusive agreement to distribute Health Robotics’ products in Spain, we have automated the pharmacy service at the Doctor Negrin University Hospital on Gran Canaria in the Canary Islands with the assembly and start-up of Health Robotics’ i.v.STATION Robot. This projects have reinforced our leading position as a provider of automation services to hospital pharmacies in Spain.

Nutrition

We manufacture and distribute parenteral nutrition products, including accessories such as feeding tubes and nutritional bags, for sale in the European Union by third parties. During 2013, we increased sales of probiotic VSL#3® in Spain; however, the main driver in the Nutrition segment was our distribution of nasogastric probes manufactured by Kimberly Clarke.

Medical Devices

We also sell medical devices, such as disposable sterile therapeutic medical products for urology, radiology, hemodynamics and anesthesia, as well as urodynamics and lithotripsy. All of these products are manufactured by third parties and complement our portfolio of Hospital division products. We are increasing our strategic efforts to sell medical devices that complement our portfolio of Bioscience division products. During 2013, our distribution contracts with Volcano and Concentric Medical terminated and as a result sales in our Medical Devices segment were reduced. We have begun substituting the loss in sales with new products, such as the Deflux, a product used in urology.

Hospital Logistics

We sell products related to the logistical organization of pharmacies and warehouses of hospitals, including furniture, transport carts, packaging instruments and software programs for hospital management, admissions and accounting departments. Most of these products are manufactured by third parties. These products include StocKey®, an automated Kanban system designed to optimize hospitals’ healthcare material restocking processes, and BlisPack®, a system designed and manufactured by us to automate the cutting of prescription pill blister packs and the electronic identification of specific drugs for individual patients to be used by hospitals.

In 2013, we renewed an exclusive license through June 2016 for Spain, Portugal, Italy and Latin America to distribute products manufactured by Care Fusion under the name Pyxis®. CareFusion distributes our BlisPack® system in a number of countries in Europe, Latin America, the Middle East and Asia. In 2013, we also renewed our distribution license for Kardex’ automated storage carousels in Spain, Portugal and Latin America.

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. Research and development spending remained stable at €124.4 million in 2012 and €123.3 million in 2013. In addition, as of December 31, 2013, we had 673 scientists and support staff dedicated to research and development.

We have over 70 years of successful innovation history. For example, we developed a unique fractionation design that reduces the risk of contamination, reduces maintenance costs and increases the amount of product extracted per liter of plasma. We also developed the first centrifugation unit for the automated cleaning of blood cells. In addition, we were one of the first fractionators to conduct double viral inactivation processes for Factor VIII and have designed and implemented a new process for the sterile filling of vials that reduces exposure to potential contaminants as compared to other existing processes. Further, we recently developed a nanofiltration method of viral inactivation for our IVIG and ATIII products. As a result of our continuing investment in research and development, we believe that we are well positioned to continue as a leader in the plasma-derived therapies industry.

Bioscience Division Initiatives

The Talecris acquisition complemented our substantial Bioscience division research and development project portfolio, which we believe will ensure the quality of our research activity in the long term.

We have a number of patents and research and development projects in our Bioscience division underway, 17 of which are already past the preclinical development phase. The following table reflects the total number of research and development projects in our Bioscience division by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2013	2012	2011
Discovery	15	24	24
Preclinical	18	5	4
Clinical	17	17	17
Post Commercialization Studies	9	6	7
Rest of projects	19	19	23
Total Bioscience Research and Development Projects	78	71	75

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin and IVIG	Alzheimer’s	Plasma- derived	Alzheimer’s disease	Phase III (began in April 2012)
Plasmin	Thrombolytic	Plasma- derived	Acute Peripheral Arterial Occlusion	Phase II (began in the fourth quarter of 2010)
Antithrombin	Intensive Care	Plasma- derived	Cardiovascular surgery	Phase II for Anbinex® (completed in June 2011) Phase II for Thrombate® III (prepared for start)
Fibrin glue	Surgical bleeding	Plasma- derived	Vascular, organ and soft-tissue surgery	Phase III (entered in October 2008)

AMBAR Study.  We are continuing our ongoing research into possible treatments for Alzheimer’s disease. The Alzheimer Management by Albumin Replacement, or AMBAR, study is a multicenter trial that complements two previous trials and involves combining therapeutic plasmapheresis with albumin and IVIG in different intervals and in varying doses. Since the AMBAR project is mainly based on albumin, the study also includes a treatment arm with albumin alone in order for both approaches, combination of albumin plus IVIG and albumin alone to be covered. Therefore, we have started a Phase III clinical trial to demonstrate the efficacy of plasmapheresis with Albutein (5% and 20%) combined with Flebogamma® DIF 5% or Albutein® alone for improving the cognitive status of patients with Alzheimer’s disease. We expect the study to include 364 patients and will be conducted in collaboration with hospitals in Spain and in the United States. We received approval for our study from both the Spanish Agency and the FDA and patient recruitment has begun.

We incurred costs in the amount of €2.7 million, €3.0 million and €0.8 million in connection with this project in 2013, 2012 and 2011, respectively.  We hold significant granted patents and patent applications on the production of Albumin and IVIG as well as on the combination of plasma exchange with Albumin replacement for the treatment of Alzheimer’s disease.

Plasmin.  Prior to our acquisition of Talecris, Talecris conducted several Phase I clinical trials in the U.S., the E.U. and other countries and initiated Phase II clinical trials to evaluate the safety and efficacy of the use of Plasmin in the treatment of acute peripheral arterial occlusion, or aPAO, a condition in which arterial blood flow to extremities, usually the legs, becomes blocked by a clot. Talecris completed Phase I clinical trials in the second quarter of 2010 and initiated a Phase II clinical trial in several countries outside of the U.S. in the fourth quarter of 2010. In Phase I and preclinical trials, Plasmin appeared able to dissolve blood clots without an elevated risk of bleeding. We are continuing the Phase II clinical trials initiated by Talecris. We have obtained approval of our regulatory CE (European Conformity) mark application.  We incurred costs in the amount of €5.1 million and €8.2 million in connection with this project in 2013 and 2012 respectively.

Antithrombin.  In 2008, we initiated research into the clinical efficacy of antithrombin for use on cardiac surgery patients with cardiopulmonary bypass. In June 2011, we concluded Phase II clinical trials involving the use of our antithrombin Anbinex®. We have prepared a second Phase II trial for the same indication using Thrombate® III.  We incurred costs in the amount of €0.6 million, €0.01 million and €0.5 million in connection with this project in 2013, 2012 and 2011, respectively.

Fibrin Glue.  We began clinical trials into the safety and efficacy of the use of fibrin glue as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008. There are currently four clinical trials underway: (i) a Phase II/III clinical trial in the E.U. for the use of fibrin glue in vascular surgery, (ii) a Phase III clinical trial in the U.S. for the use of fibrin glue in solid organ surgery, (iii) a Phase III clinical trial in the U.S. for the use of fibrin glue in soft-tissue surgery and (iv) a Phase III clinical trial for the use of fibrin glue in vascular surgery in the U.S.

We incurred costs in the amount of €9.1 million, €8.0 million and €4.3 million in connection with this project in 2013, 2012 and 2011, respectively.  We hold significant granted patents on the fibrinogen and thrombin production processes.

Other Bioscience research and development projects undertaken during 2013 included:

•                                          a clinical study to evaluate the effects of the prolonged administration of human albumin on cardiovascular, hepatic and renal function in patients with advanced cirrhosis and ascites.  One study involves the administration of Albutein® 20% and is being conducted at six Spanish hospitals;

•                                          a study designed to evaluate the effects of plasma exchange on the functional capacity of serum albumin on cerebral, circulatory and renal dysfunction; and

•                                          a study to obtain efficacy data for Gamunex®-C in the pediatric population by subcutaneous administration, which will be completed in 2014.

All clinical trials involve risks and uncertainties.  Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome.  A failure of one or more of our clinical trials can occur at any stage of testing.  We may experience numerous unforeseen events during or as a result of preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates.  For a discussion of these unforeseen events, see Item 3. of this Part I, “Key Information — D. Risk Factors — Risks Relating to Our Business — We may not be able to commercialize products in development.”  Upon the completion of each of the development stages we evaluate the results achieved as compared to the objectives pursued.  Each of our key projects listed above has met our expectations with respect to results at the various development stages and we expect to move forward with the development process for each of these projects.

We believe that our current liquidity is sufficient to fund the ongoing costs of our key projects listed above through their completion as well as our other research and development initiatives.

Diagnostic Division Initiatives

Research and development in the Diagnostic division is based on immunologic and molecular genetic technologies and is focused on the development of reagents and equipment for “in vitro” diagnoses, principally for pretransfusional testing, hemostasis diagnosis and biological drug monitoring. The principal research and development projects that we are undertaking in this division are: (i) the classification of blood types and compatibility testing through the use of gel technology; (ii) the genetic detection of red blood cell and platelet antigens; (iii) the development of a high throughput automatic ELISA system and a broad menu of drug and anti-drug ELISA kits; and (iv) a new hemostasis analyzer, complementary to the Q-Coagulometer®, that will be able to serve medium to large laboratories and will have about three times the capacity and output of the Q-Coagulometer®.

Hospital Division Initiatives

The research and development team in the Hospital division primarily focuses on developing complementary products and on improving the safety and efficiency of existing products. In the fluid therapy market, work continues on the study of the stability of various ready-to-use mixtures in polypropylene packaging, in order to increase the range of mixtures available for hospital use. Polypropylene replaced polyvinyl chloride for as the material used in the primary packaging for solutions in Spain and during 2013, we launched new products like a new lipid emulsion, new potassium concentrations in normal saline or glucose solutions to avoid dosing errors in its administration, and a new bag with a leur lock valve as the injection port that will allow drug administration in a fast and safe manner without the need for needles and thereby reducing risk of accidents to nurses. Additionally, the Hospital division is developing ready-to-use mixtures for third-party distribution, including intravenous paracetamol, levofloxacin, zoledronic acid and ibuprofen mixtures.

The Hospital division is also developing new applications, such as software and devices, to improve the warehousing control of medication, the administration of medication to the patient and the traceability of the pharmaceutical products inside the hospital. During 2013, we finished the first prototype of a RFID cabinet, used for the storage of high value medical devices, which will be installed in two hospitals in Spain.

As part of the AMBAR study, the Hospital division is collaborating on the development of special devices and containers specifically designed for the procedures and protocols of the study.

Other Initiatives

In addition, we are increasing our research and development activities in new fields. We conduct these activities through the creation of joint ventures participated in by our subsidiary Gri-Cel, S.A., through agreements to use patents owned by third parties and through selective acquisitions.

Our acquisitions of Araclón and VCN Bioscience in 2012 expanded our research and development capabilities in fields outside of our traditional business segments. Araclón is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease. Araclón is working on the validation of an early diagnostic kit and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage. The vaccine has passed the animal experimentation stage and a clinical trial in humans has begun. VCN Biosciences is investigating and developing new therapeutic approaches based on oncolytic adenoviruses to treat tumors for which there is currently no effective treatment. Its most advanced project focuses of the treatment of pancreatic cancer and two Phase I clinical trials have been approved by the Spanish Medicines Agency and are set to begin in the first quarter of 2014.

In 2013, Gri-Cel acquired approximately 21% of the Belgian cell therapy company, TiGenix, a global leader in the field of mesenchymal stem cell therapy, and the first European company that obtained an approval for a cell-based medicinal product by EMA, namely ChondroCelect. Currently TiGenix is conducting a Phase III clinical trial with their mesenchymal stem cells in complex peri-anal fistula in patients with Crohn’s disease. Results from the Phase trial are expected in during the second quarter of 2015.

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

The cost of plasma, the key raw material used in the production of plasma-derived products, decreased slightly in 2013 as compared to 2012.  We continue to monitor the efficiency of our plasma collection platform. In 2013, we have concentrated all of our plasma testing into our two laboratories in Austin, Texas.

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

During 2013, we distributed the majority of our products through our own distribution network. In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors.  We have a direct presence in 25 countries and we carefully select distributors in the countries were we do not have a direct presence.  We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers throughout the world.

Our sales, marketing and distribution network included 995 employees as of December 31, 2013, which included 848 sales and distribution personnel and 147 marketing employees.

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

Patents, Trademarks and Licenses

Patents and Trademarks

As of December 31, 2013, we owned approximately 1,300 patents and patent applications, of which 459 are in the process of final approval. Generally, in some countries, these patents are granted a 20-year protection period. Only 304 of these patents are set to expire in the next ten years. As of December 31, 2013, we also owned approximately 2,100 trademarks, of which 86 are in the process of final approval.

We maintain a department with personnel in Spain and in the United States to handle the patent and trademark approval and maintenance process and to monitor possible infringements.  We are not aware of any infringements of our patents and trademarks and we do not license any of our patents to third parties.

Plasma Derivative Products

As of December 31, 2013, we owned approximately 980 patents and patent applications related to plasma derivatives, including 360 in Europe and 76 in the United States.  The most important of these patents relate to:

•                                          process for the production of virus-inactivated human Gamma Globulin G;

•                                          use of therapeutic human albumin for the preparation of a drug for the treatment of patients suffering from cognitive disorders; and

•                                          process for removing viruses in fibrinogen solutions.

Hospital and Diagnostic Products

As of December 31, 2013, we owned approximately 320 patents and patent applications related to our Hospital and Diagnostic products throughout the European Union, the United States, Latin America, Asia and in the rest of the world.  The most important of these patents related to the:

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

Licenses from Government Authorities

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of healthcare products such as those that we collect, manufacture, sell or are currently developing.

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

The Clayton, Los Angeles, Parets and Emeryville facilities are subject to regulation by the FDA.  The Los Angeles facility had previously operated under a consent decree from the FDA and the DOJ dating to the time the plant was owned and operated by

Alpha.  On March 15, 2012, the United States District Court for the Central District of California entered an order vacating the consent decree.  See Item 8 of this Part I, “Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Alpha Consent Decree.”

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

Effective January 1, 2013, we have product liability insurance coverage for up to €150 million per claim and in annual aggregate for products manufactured in all of our facilities and for third-party products we sell. This policy expires on May 1, 2014. We have elected to self-insure the first €15 million per claim and in annual aggregate of our product liability policy through the purchase by one of our subsidiaries of such portion of the insurance policy.  See “— Self-insurance” below.

Our master liability program also protects us and our affiliates from certain environmental liabilities arising outside of the U.S. This risk is covered up to a maximum of €18 million per year in the aggregate.

Biomat USA, PlasmaCare and Talecris Plasma Resources maintain a separate liability insurance policy. The policy covers their plasmapheresis business activities and expires on May 1, 2014. The maximum amount of coverage for liability claims under the policy is $10 million per claim and in annual aggregate. In addition, we have general liability coverage for up to €150 million for those three subsidiaries.

Property Damage and Business Interruption

Our property damage and business interruption master insurance policy covers us and our subsidiaries (including our United States subsidiaries). This master policy, which expires on May 1, 2015, covers damages suffered by plants and buildings, equipment and machinery. Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1 billion per occurrence. It also covers material damages or losses produced by equipment or machinery breakdown and flooding, for up to €100 million per claim and in annual aggregate.

In addition, this policy covers loss of profit for a period of 24 months with a deductible equivalent to up to five business days of lost profits for our Australian, Spanish, Swiss and United States subsidiaries. Pursuant to the loss of profit benefit, in the event that any or all of our plants stop production due to an event not excluded under the policy, the insurer covers fixed expenses, in addition to net profits we did not earn during the term of coverage.

We also have a transit and inventory insurance program, which covers damages to raw materials, supplies, semi finished products and finished products for up to €15.5 million per claim for transit and €400 million for inventory in annual aggregate.

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance Ltd., one of our wholly owned subsidiaries. We self-insure the first €15 million per claim per year of our product liability policy, the first €200,000 per loss for property damage and the first ten days of lost profits and the first €200,000 per claim for inventory losses. These amounts are in addition to the deductibles for each of the policies that make up our insurance coverage programs.

C.                                    Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2013 of 54 companies.  Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated.  In addition, there were five companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1(a) and 2(c) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.                                    Property, Plant and Equipment

Our headquarters are located in Barcelona, Spain.  As of December 31, 2013, we owned or leased facilities in four countries.  We currently own or lease nine manufacturing facilities in six locations, three of which have plasma fractionation capabilities.  The table below shows the geographic location, size and business purpose of each facility as of December 31, 2013.

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

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities. All of our fractionation facilities have EMA certification. The Spanish and American facilities currently have an aggregate fractionation capacity of 8.5 million liters of plasma per year, and this capacity is sufficient to cover our current production needs.

The Parets facility, which will have a fractionation capacity of 4.3 million liters per year upon approval by the FDA of the new facility, has a unique design that separates the maintenance area from the clean areas required for the fractionation and purification procedures. This design, which we developed in house, minimizes the risk of contamination and reduces maintenance costs. In addition to licenses from the European Union and other authorities for the production of various plasma derivative products, the Parets facility is licensed by the FDA for the production of albumin and IVIG. We are one of the few European plasma derivatives plants to be licensed by the FDA. In addition to the plasma fractionation facilities, the Parets facility also has energy generation, research and development, packaging and storage facilities for the Bioscience division and the Hospital division. The Parets facility holds ISO 14000 and ISO 9001 certifications for its parenteral solutions and diagnostic manufacturing facilities.

We acquired our Los Angeles facility in July 2003, in connection with our acquisition of Alpha’s plasma fractionation business. We subsequently made significant capital investments in the facility, including the construction of purification and aseptic filling areas for coagulation factors and albumin, which were completed in 2006 and 2009, respectively, and an increase of the fractionation capacity by 0.7 million liters to 2.2 million liters, which was approved by the FDA during 2009. The Los Angeles facility is subject to regulation by the FDA. From the date of acquisition through March 15, 2012, the Los Angeles facility operated under a consent decree from the FDA and the DOJ dating to the time the plant was owned and operated by Alpha. On March 15, 2012, the United States District Court for the Central District of California entered an order vacating the consent decree.

As a result of the Talecris acquisition, we acquired the Clayton facility. Since the acquisition, the Clayton facility has benefited from roughly €241million of capital investment, including compliance enhancements, general site infrastructure upgrades, capacity expansions and new facilities, such as its chromatographic purification facilities and its high capacity sterile filling facility. The Clayton facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture. The Clayton facility has a fractionation capacity of approximately 2.6 million liters per year, which we believe will expand to approximately six million liters per year upon completion of our planned expansion of the fractionation facilities.

In connection with the Talecris acquisition, we also acquired the Melville facility, which we subsequently sold to Kedrion in accordance with the terms of the Consent Order. We then leased and operated the Melville facility to produce intermediate pastes that were then purified into final products at the Clayton facility. We turned over control of the Melville facility to Kedrion on July 1, 2013.

We are currently constructing new fractionation facilities in Clayton, North Carolina and Parets del Vallès, Barcelona. Construction of and the receipt of the necessary approvals for the new Clayton facility is expected to be completed in 2015. We expect this new facility to have a fractionation capacity of approximately six million liters per year. Construction of and the receipt of the necessary approvals for the new Parets del Vallès plant is expected to be completed in 2014. We expect this new facility to initially increase our fractionation capacity by an additional 2.2 million liters per year.

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

Further, the 2010 Healthcare Reform Law introduced a biosimilar pathway that permits companies to obtain FDA approval of versions of existing biologics that are highly similar to innovative biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologics. The new law provides that a biosimilar application may be submitted as soon as four years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. Although drug manufacturers have begun efforts to develop biosimilar drugs for the U.S. market, none have yet been approved by the FDA. The FDA is actively implementing the biosimilar pathway, including through the issuance of draft guidance documents, and has indicated that final guidance documents may be issued in 2014.

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

Future FDA inspections may identify compliance issues at our facilities or at the facilities of our third-party suppliers that may disrupt production or distribution, or require substantial resources to correct and prevent recurrence of any deficiencies, and could result in fines or penalties by regulatory authorities.  In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing.  Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications.  The 2010 Healthcare Reform Law established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research.  Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval of our products under development.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition” that affects fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for such a disease or condition will be recovered from sales in the United States for that drug.  Orphan drug designation must be requested before submitting an application for marketing approval.  Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.  Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user fee exemptions.  In addition, if a product that has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or a meaningfully different mode of administration.  Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity.  However, if a company with orphan drug exclusivity is not able to supply the market, the FDA could allow another company with the same drug a license to market for said indication.  The FDA granted Gamunex® IVIG orphan drug status, which provides marketing exclusivity for the CIDP indication in the United States through September 2015. We also have an orphan drug designation in the U.S. for the use of Plasmin for aPAO but we do not yet have marketing authorization.

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

The sponsor of a product designated as being in a fast track drug development program may engage in close early communication with the FDA, including through timely meetings and feedback on clinical trials.  Products in fast track drug development programs also may receive FDA priority review or accelerated approval; in other words, the review cycle has a six-month review clock instead of a ten- or 12-month review clock).  Sponsors may also be able to submit completed portions of an application before the entire application is completed; however, the review clock will not officially begin until the entire completed BLA is submitted to and filed by the FDA.  The FDA may notify a sponsor that its program is no longer classified as a fast track development program if the fast track designation is no longer supported by emerging data, the designated drug development program is no longer being pursued, or another product that meets the unmet medical need for the same indication is approved first. We do not currently have any products on fast track.

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

Diagnostic Devices.

Certain of our products are regulated as medical devices, which are typically subject to clearance for commercialization in the US, based on a pre-market notification to the FDA demonstrating the device to be marketed is safe and effective by proving substantial equivalence to a legally marketed device (predicate device). With respect to the manufacture and sale of immunoassay antigens and antibodies to screen human donated blood and blood products, these products are manufactured and sold under a BLA issued by the FDA.

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

A provision of the 2010 Healthcare Reform Law, generally referred to as the Physician Payment Sunshine Act or Open Payments Program, imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to payments or other transfers of value made to certain U.S. healthcare practitioners, such as physicians and academic medical centers, and with regard to certain ownership interests held by physicians in reporting entities. On February 1, 2013, a final rule was issued to implement the Physician Payment Sunshine Act. Under this rule, data collection activities began on August 1, 2013, and first disclosure reports were due by March 31, 2014 for the period August 1, 2013 through December 31, 2013. As required under the Physician Payment Sunshine Act, information from these reports will be published on a publicly available website, including amounts transferred and physician, dentist and teaching hospital identities, which is expected to be available to the public by September 30, 2014. It is difficult to predict how the new requirements, which also preempt similar state law reporting requirements, may impact existing relationships among manufacturers, physicians and teaching hospitals.

European Community Government Regulation

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

Our blood derivative products are not subject to compulsory Community authorization, but it is an option for our new products. Flebogamma® DIF 50 mg/ml and 100 mg/ml were approved through the Community authorization procedure.

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

National Authorization Procedures

Each European Union member state has its own procedures for the authorization, within its own territory, of medicines that fall outside the scope of the Community authorization procedure.  There are two possible routes available to companies for the authorization of such medicines in several countries simultaneously.

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

Our product Niuliva 250 I.U./ml was approved through the decentralized procedure. Our products Prolastina® 1000 mg/ml and Gamunex® 10% were approved through the mutual-recognition procedure. All our other products were approved pursuant to individual national procedures. We expect to use the mutual-recognition procedure if we want to extend our product licenses to other European countries in the future.

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

•                                          Alpha-1 proteinase inhibitor (for inhalation use) for the treatment of congenital alpha-1 antitrypsin deficiency; and

•                                          Human Plasmin / Treatment of acute peripheral arterial occlusion.

Because each of these products is already authorized for a non-orphan indication in the EU, in order to obtain marketing authorization for any of the above-mentioned orphan indications, we would be required to apply for a separate marketing authorization through the Community authorization procedure for such indication, using a different proprietary name. It is not be possible to extend the existing marketing authorization to cover the new orphan indication. Orphan and “non-orphan” indications cannot be covered by the same marketing authorization.

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

Regulatory Process for Markets outside the United States, Canada and Europe

The majority of regulatory authorities in countries outside the United States, Canada and Europe require that a product first be approved by the FDA or European authority prior to granting the market authorization in their country. There are a limited number of countries (Bahamas, Bermuda, Guam, Oman and Qatar) that do not require further local product registration for products and they may be distributed based on the existing FDA approval.

In addition to requiring the submission of a license application containing documentation supporting the safety, efficacy and quality of the product, many countries require the submission of FDA Export Certificates for our products to provide assurance that such products can be legally marketed in the United States. The Certificate of Pharmaceutical Product, or CPP, and/or the Certificate to Foreign Government, or CFG, are issued by the FDA at the request of the manufacturer seeking licensure in the country outside the United States. The CPP conforms to the format established by the World Health Organization, or WHO, and is intended for use by the importing country when considering whether to license the product in question for sale in that country. The CFG serves to document that the product can be legally marketed in the United States and the manufacturer is in compliance with GMP. A limited number of regulatory authorities in countries outside United States, Canada and Europe conduct on site inspections to verify GMP compliance. Failure to maintain and document GMP compliance could result in withdrawal of marketing authorization. In addition changes to manufacturing or testing procedures for the product require approval of the change in the United States prior to the submission of the variation to the registration in the international market. These changes may require approval in each market in order to maintain product distribution. Furthermore, any changes in the distributors supporting our export business could result in a loss of sales.

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

In the United States, our products are reimbursed or purchased under several government programs, including Medicaid, Medicare Parts B and D and the 340B/PHS program, and pursuant to our contract with the Department of Veterans Affairs. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low income individuals. Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states. The rebate amount for most brand name drugs had been equal to a minimum of 15.1% of the AMP or AMP less BP, whichever is greater. Effective January 1, 2010, the 2010 Healthcare Reform Law increased the size of the Medicaid rebates paid by drug manufacturers for most brand name drugs to a minimum of 23.1% of the AMP, with limitation of this increase on certain drugs, including, for example, certain clotting factors, such as Factor VIII and Factor IX, to a minimum of 17.1%. In 2010, the 2010 Healthcare Reform Law also extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations. In addition, the statutory definition of AMP changed in 2010 as a result of the 2010 Healthcare Reform Law. In November 2010, CMS withdrew previously issued regulations defining AMP and in February 2012 it issued proposed regulations that are not yet finalized, and CMS recently announced that a final rule will be issued in May 2014. We believe we are making reasonable assumptions regarding our reporting obligations with respect to this new definition, but in the absence of final regulations from CMS, the adequacy of our assumptions is not certain.

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon ASP. Recent federal government reforms to Medicare Part B have reduced the reimbursement rates for IVIG. Beginning January 1, 2008, CMS reduced the reimbursement for separately covered outpatient drugs and biologics, including IVIG in the hospital outpatient setting, from ASP + 6% to ASP + 5%, using 2006 Medicare claims data as a reference for this reduction. CMS reduced this reimbursement further in 2009 to ASP + 4%, using aggregate hospital cost report data as a reference for the reduction. For 2010, the rate remained as ASP + 4%, based on a cost-based methodology that also involved reallocating certain overhead costs from packaged drugs to unpackaged drugs. In 2011, relying on the 2010 methodology, CMS increased the rate to ASP + 5%. CMS decreased the rate to ASP + 4% for 2012 and increased the rate to ASP + 6% for 2013, and maintained ASP + 6% for 2014. In addition, under the Bipartisan Budget Act of 2013, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2023. The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

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

The 2010 Healthcare Reform Law imposes a fee on manufacturers and importers of branded prescription drugs and biologics based on their sales to United States government health programs. An aggregate annual fee of $3.0 billion will be imposed on all covered entities for 2014. The aggregate fee will be allocated among applicable manufacturers and importers, including us, based on their relative sales to government health programs. The aggregate fee is scheduled to increase up to $4.1 billion for 2018, and is scheduled to be reduced to $2.8 billion for 2019. Beginning in 2013, the 2010 Healthcare Reform Law also imposes a new excise tax on many medical devices equal to 2.3% of the sales price, and excludes devices generally purchased by the general public at retail for individual use. Diagnostic division equipment that we manufacture or import into the U.S. may be subject to these taxes. In addition, the Prescription Drug User Fee Act, or PDUFA, first enacted in 1992, sets forth user fees that pharmaceutical and biological companies pay to the FDA for: certain applications for approvals of drugs and biologicals; the establishments where the products are made; and the products themselves. The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures. PDUFA is subject to reauthorization by Congress every five years, and in January 2012, after a lengthy process involving significant industry input, the FDA submitted its final recommendations to Congress for the fifth PDUFA reauthorization, which was signed into law in July 2012.

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

Other Governmental Regulation

Our operations and many of the products that we manufacture or sell are subject to extensive regulation by numerous other governmental agencies, both within and outside the United States.  In the United States, apart from the agencies discussed above, our facilities, operations, employees, products (their manufacture, sale, import and export) and services are regulated by the Drug Enforcement Agency, the Environmental Protection Agency, the Occupational Health & Safety Administration, the Department of Agriculture, the Department of Labor, Customs and Border Protection, the Transportation Security Administration, the Department of Commerce, the Department of Treasury, the DOJ, the U.S. Office of Foreign Assets Control and others.  State and local agencies also regulate our facilities, operations, employees, products and services within their respective states and localities.  Government agencies outside the United States also regulate public health, product registration, manufacturing, environmental conditions, labor, exports, imports and other aspects of our global operations.  For further discussion of the impact of regulation on our business, see Item 3 of this Part I, “Key Information — D. Risk Factors — Risks Relating to the Healthcare Industry — Certain of our business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state laws.  Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us.”

Item 4.A.                                             UNRESOLVED STAFF COMMENTS

None.

Item 5.                                                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2013 and 2012, and for the three years ended December 31, 2013, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.  You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

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

We have prepared our audited consolidated financial statements as of December 31, 2013 and 2012, and for the three years ended December 31, 2013 in accordance with IFRS, as issued by the IASB.  The financial information and related discussion and analysis contained in this item are presented in euro except as otherwise specified.  Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2013 and 2012, and for the three years ended December 31, 2013.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.                                    Operating Results.

Subsequent Events

Novartis Acquisition

In January 2014, we concluded the acquisition of a diagnostic business unit related to transfusion medicine and immunology of the Swiss company Novartis for a total amount of $1.675 billion. The Novartis Acquisition was structured through our newly created 100% owned subsidiary, Grifols Diagnostic Solutions Inc. (f/k/a Grifols Chiron Diagnostics Corp.).  See Item 4 of this Part I, “Information on the Company — A. History and Development of the Company — Important Events — The Novartis Acquisition and Related Financing.”

To finance the Novartis Acquisition, we entered into the Bridge Loan Facility, pursuant to which we borrowed $1.5 billion of loans on January 3, 2014.

Refinancing

The Bridge Loan Facility and the Existing Facilities were repaid on February 27, 2014 with the proceeds of the New Credit Facilities that we entered into on February 27, 2014. The New Credit Facilities consist of the Senior Term Loans and the Revolving Loans, which are subject to customary flex provisions. For a description of the principal terms of the New Credit Facilities, please see “— B. Liquidity and Capital Resources — Sources of Credit.” On February 27, 2014, we also entered into the New Interim Loan Facility. The proceeds from the New Interim Loan Facility were used to discharge the Existing Notes on February 27, 2014. The New Interim Loan Facility was refinanced pursuant to the offering of the Notes completed on March 12, 2014.

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

As a result of the Talecris acquisition, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs.

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

We have 150 FDA licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2013, our plasma collection centers collected approximately 6.4 million liters of plasma (including specialty plasma required for the production of hyperimmunes). We believe that our plasma requirements through 2016 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately 0.6 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Acquisitions

TiGenix Acquisition

In November 2013, we acquired 21.30% of the common stock of the biotechnological company TiGenix N.V., or TiGenix, for €12.4 million. TiGenix is listed on the NYSE Euronext Brussels (TIG), and is based in Leuven, Belgium but has commercial offices in Madrid and Sittard Gellen (the Netherlands). TiGenix is a Belgian cell therapy company that is a global leader in the field of mesenchymal stem cell therapy, and the first European company that obtained an approval for a cell based medicinal product by EMA, namely ChondroCelect. This investment was carried out through Gri-Cel, S.A., our 100% owned subsidiary.

Aradigm Stock Subscription

In August 2013, we closed a transaction with Aradigm Corporation, or Aradigm, a company engaged in the development and commercialization of inhaled drugs for the treatment of severe respiratory diseases. We entered into an exclusive worldwide license agreement to develop and commercialize Pulmaquin, an inhaled ciprofloxacin product. In conjunction with the licensing agreement, we acquired approximately 35% of Aradigm’s common stock on a fully diluted basis for $25.7 million (€20.6 million of acquisition costs are included).

Acquisition of Progenika

On March 4, 2013, we announced the acquisition of 60% of the economic and voting rights of Progenika for a total of €37.0 million (€34.6 million, net of cash and cash equivalents). Progenika is a Spanish company founded in 2000 that has developed tools for in vitro diagnostic genotyping testing, prognosis of diseases and prediction of response to drug treatment. Progenika has also developed its own technology to produce DNA chips for diagnoses.

Half of the purchase price was paid with 884,997 of our Class B shares and the remainder was funded using cash on hand. In addition, we and the selling shareholder have granted each other call and put options over the shares representing the remaining 35% of the share capital of Progenika, which may be exercised within three years from the date of the acquisition. The purchase price of the Progenika shares subject to the call and put option will be the same as the price per share we paid, increased at the rate of 5% per annum.

Investment in Araclón Biotech, S.L.

On February 29, 2012, our subsidiary, Gri-Cel, S.A., acquired 51% of the share capital of Araclón Biotech, S.L., or Araclón. Araclón is primarily involved in the research and development of therapies and methods for the diagnosis of degenerative illnesses, with a particular concentration on Alzheimer’s disease. This acquisition reinforces our commitment to research and development of therapies to fight Alzheimer’s disease.

Purchase of Remaining Woolloomooloo Shares

In August 2011, we acquired the remaining 51% of the share capital of Woolloomooloo Holdings Pty Ltd., the holding company of Lateral Medion, an Australian Swiss group that distributes diagnostic products in Australia and Switzerland and has a manufacturing facility in Switzerland. We previously held 49% of the share capital and 100% of the voting rights and had exercised control since March 3, 2009. The acquisition of the remaining 51% of the share capital totaled AUS dollars 12.5 million, or €9.5 million. The difference between the amount paid and the non-controlling interest was recorded as a €2.2 million increase in reserves.

Talecris Acquisition

On June 1, 2011, we completed the acquisition of 100% of the share capital of Talecris for a total of $3.7 billion. The total value of the transaction, including Talecris’ net debt, was approximately $3.3 billion. In connection with the consummation of the acquisition, each share of Talecris common stock, par value $0.01 per share, was converted into the right to receive $19 in cash and 0.6485 (or 0.641 for Talecris directors and Talecris Holdings, LLC) of a Class B share of Grifols, S.A. and cash in lieu of fractional Class B shares and any cash representing dividends or other distributions payable in accordance with the merger agreement.

On July 20, 2011, the Federal Trade Commission, or FTC, issued a final order, or Consent Order, settling the FTC’s May 31, 2011 charges that our acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers. Pursuant to the Consent Order, we divested to Kedrion, on June 2, 2011, certain assets, including Talecris’ Melville, New York manufacturing facility and United States marketing rights to Koate® antihemophilic factor, and an agreed quantity of plasma and subsequently transferred to Kedrion two plasma collection centers located in Mobile, Alabama, and Winston Salem, North Carolina. Further, pursuant to the Consent Order, we and Kedrion entered into a contract manufacturing agreement under which we are supplying to Kedrion, for a period of seven years ending in 2018, Koate® and private label IVIG and albumin, for sale by Kedrion in the United States, and we extended to Kedrion a five year option ending in 2016 for Kedrion to purchase a non-exclusive license to Koate® related intellectual property for use in the United States. In accordance with the Consent Order, we leased the Melville facility from Kedrion until July 1, 2013 when we turned over operations at the facility to Kedrion. The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years.

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

Overview

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

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

	Year Ended December 31,		Change
	2013	2012	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	2,741,732	2,620,944	120,788	4.6
Cost of sales	(1,323,880)	(1,291,345)	(32,535)	2.5

Gross profit	1,417,852	1,329,599	88,253	6.6
Research and development	(123,271)	(124,443)	1,172	(0.9)
Selling, general and administration expenses	(558,461)	(545,072)	(13,389)	2.5

Operating expenses	(681,732)	(669,515)	(12,217)	1.8
Operating results	736,120	660,084	76,036	11.5
Finance income	4,869	1,677	3,192	190.3
Finance costs	(239,991)	(284,117)	44,126	(15.5)
Change in fair value of financial instruments	(1,786)	13,013	(14,799)	(113.7)
Impairment and gains on disposal of financial instruments	792	2,107	(1,315)	(62.4)
Exchange losses	(1,303)	(3,409)	2,106	(61.8)

Finance cost	(237,419)	(270,729)	33,310	(12.3)

Share of profit/(losses) of equity accounted investees	(1,165)	(1,407)	242	(17.2)

Profit before income tax	497,536	387,948	109,588	28.2
Income tax expense	(155,482)	(132,571)
			(22,911)	17.3
Profit after income tax from continuing operations	342,054	255,377	86,677	33.9
Consolidated profit for the year	342,054	255,377	86,677	33.9

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue. See Note 24 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue from 2012 to 2013 increased by €120.8 million from €2.6 billion in 2012 to €2.7 billion in 2013. This 4.6% (7.4% at constant currency) net revenue increase is the result of the negative impact of USD/EUR exchange rate fluctuations in the amount of €72.5 million and an increase in operating results in the amount of €193.3 million driven by the increased sales in the Bioscience division across all regions in a flat price environment.

The following table reflects a summary of net revenue by each of our divisions for 2013 as compared to 2012:

Summary of Net Revenue by Division	Year ended December 31, 2013	% of total net revenue	Year ended December 31, 2012	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	2,448,824	89.3	2,325,088	88.7	5.3	8.2
Diagnostic	130,339	4.8	134,341	5.1	(3.0)	(1.0)
Hospital	97,131	3.5	95,870	3.7	1.3	2.6
Raw Materials and Others(2)	65,438	2.4	65,645	2.5	(0.3)	1.6

Total	2,741,732	100.0	2,620,944	100.0	4.6	7.4

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial Information.”

(2)                                 In 2012 and 2013, Raw Materials and Others primarily consisted of (i) amounts earned under the agreements with Kedrion, which are described further in Item 4 of this Part I, “Information on the Company — A. History and Development of the Company — Important Events — The Talecris Acquisition and Related Financing,” (ii) royalty payments from third parties and (iii) net revenue from engineering activities by our subsidiary Grifols Engineering, S.A.

Bioscience.  Net revenue for the Bioscience division increased by 5.3% (8.2% at constant currency) from €2.3 billion in 2012 to €2.4 billion in 2013. Growth was principally driven by high sales volumes in the United States and Canada, Europe and the rest of the world for our main plasma derivative products, all in a flat price environment. Sales of albumin grew by over approximately 30%, boosted by sales in the United States and increased demand in China. Sales of A1PI also grew, driven by increased sales in United States and Canada, Germany and Spain, where commercialization of Prolastin® began in 2013.

Diagnostic.  Our Diagnostic division net revenue decreased by 3.0% from €134.3 million in 2012 to €130.3 million in 2013. The Diagnostic division’s loss of sales resulted from the termination of certain distribution agreements, such as our agreement with Ortho Diagnostic relating to their distribution of our devices in the United States. However, these loss of sales were partially offset by increased sales of DG® Gel cards, the installation of our first Erytra® analyzers in Japan and Qatar and the commencement of sales of the hemostasis Q® Smart analyzer in Italy.

Hospital.  Net revenue from the Hospital division remained stable, €97.1 million in 2013 compared to €95.9 million in 2012, representing a 1.3% increase. In 2013, sales in Spain continued to be affected by health sector cutbacks, however we continued to promote international expansion in this division and have increased our sales coming from outside of Spain. The non-Spanish sales were driven principally by an increase year over year in sales of products in our Hospital logistics line in Latin America and an increase in year over year sales of products in our IV Tools line in the United States. Sales excluding Spain increased in 2013 as compared to 2012.

Raw Materials and Others.  Net revenue from Raw Materials and Others remained relatively stable at €65.6 million in 2012 and €65.4 million in 2013.

The following table reflects a summary of net revenue by each of our geographic regions for 2013 as compared to 2012:

Summary of Net Revenue by Region	Year ended December 31, 2013	% of total net revenue	Year ended December 31, 2012	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	569,827	20.8	559,328	21.3	1.9	2.2
Spain	207,922	7.6	212,983	8.1	(2.4)	—
United States and Canada	1,707,620	62.3	1,658,548	63.3	3.0	6.1
Rest of the World	426,257	15.5	371,618	14.2	14.7	19.5

Subtotal	2,703,704	98.6	2,589,494	98.8	4.4	7.2
Raw Materials(3)	38,028	1.4	31,450	1.2	20.9	23.5

Total	2,741,732	100.0	2,620,944	100.0	4.6	7.4

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue.  See “Presentation of Financial Information.”

(2)                                 Net revenue earned in the European Union includes net revenue earned in Spain.

(3)                                 We exclude net revenue derived from our Raw Materials division from our reported net revenue by region, because we believe that such net revenue does not represent part of our core recurrent business lines. This net revenue consist primarily of net revenue earned under the agreements with Kedrion, which are described further in “—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Talecris Acquisition.”

We believe that our ongoing internationalization has helped to improve our sales performance. We have seen a gradual reduction in the proportion of sales accounted for by Spain, falling to 7.6% in 2013 from 8.1% in 2012, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. In 2013, 92.4% of net sales, or €2.5 billion, were derived from countries outside of Spain.

Cost of sales

Cost of sales increased by 2.5% from €1.29 billion in 2012 to €1.32 billion in 2013. The increase in cost of sales is the result of an overall increase in cost of supplies due to increased manufacturing volumes. However, cost of sales as a percentage of net revenue has decreased to 48.3% compared to 49.3% in 2012.

Gross Profit

The increase in gross profit margin during the period from 50.7% of sales in 2012 to 51.7% in 2013 was mainly due to the optimization of manufacturing costs resulting from the increased flexibility of our fractionation and purification processes between facilities that in turn increased the yield of finished product per liter of plasma.

Research and development

Research and development spending remained stable at €123.3 million (4.5% of sales) in 2013 and €124.4 million (4.7% of sales) in 2012 as our spending was focused on strengthening our pipeline. See Item 4 of this Part I, “Information on the Company — B. Business Overview — Research and Development” for details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 2.5% from €545.1 million in 2012 to €558.5 million in 2013 as a result of the increase in the volume of products we sell. However, selling, general and administration expenses as a percentage of sales has decreased to 20.4%, compared to 20.8% in 2012. This decrease is the result of our continued policy of cost containment. Additionally, we recorded a charge in the amount of €2.8 million for the branded prescription drug, or BPD, fee in fiscal year 2013. The BPD fee is not tax deductible.

Net finance cost

Net finance cost decreased by 12.3% from €270.7 million in 2012 to €237.4 million in 2013. This decrease was primarily a result of a 13% decrease in finance expense from €284.1 million in 2012 to €246.7 million in 2013 because of the positive impact of the terms of the refinancing in 2012 of the Existing Facilities and overall improved market conditions. Net finance cost also includes the amortization of capitalized costs related to our debt.

Income tax expense

In 2013, we had a profit before income tax of €497.5 million and income tax expense of €155.5 million, which represents an effective tax rate of 31.3%. Our effective tax rate decreased from 34.2% in 2012 primarily due to research and development tax credits earned in the United States in 2012 that we were not able to apply until the first quarter of 2013 as well as the reduction in taxes we experienced when we combined all of our North Carolina companies onto one single state corporate tax return for 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Factors Affecting the Comparability of Our Results of Operations

Changes to the Presentation of the Consolidated Income Statement.  In 2012, we revised the presentation of the consolidated income statement to categorize income by function instead of by nature to enable a better understanding of the profitability of the business. Comparative data for 2011 has also been modified in our 2012 accounts.

Acquisition of Talecris in 2011.  We believe that the comparability of our financial results between the year ended December 31, 2012 and the year ended December 31, 2011 is significantly impacted by our acquisition of Talecris, a biopharmaceutical company that produced plasma-derived protein therapies in the United States.

On June 1, 2011, we completed our acquisition of 100% of the share capital of Talecris for a total of $3.7 billion. The Talecris acquisition consideration consisted of a combination of cash consideration of $2.5 billion and non-cash consideration, through the issuance of our new Class B shares, of $1.2 billion. Our 2012 and 2013 results include the activity of the former Talecris companies for the entire period. The information for 2011 includes seven months of activity of the former Talecris companies.

The Talecris acquisition has been accounted for pursuant to the acquisition method of IFRS 3 (revised), Business Combinations. Under this acquisition method, assets and liabilities are recorded at their fair value on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. As of the date of the preparation of our 2011 consolidated financial statements, we did not have all of the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in connection with the business combination. During the second quarter of 2012, we obtained additional information on events and circumstances existing at the acquisition date that enabled us to accurately finalize the allocation of assets and liabilities and therefore the allocation of the purchase price. In 2012, goodwill increased by €2.5 million due to a change in the valuation of inventories and the recognition of a current provision arising from an onerous contract, both of which are net of tax effect. The increase in goodwill was allocated to our Bioscience segment. Goodwill for 2011 has not been restated, as we believe the changes are immaterial.

Total costs incurred in connection with the Talecris acquisition amounted to €61.3 million. For 2011, costs incurred in connection with the acquisition amounted to €44.3 million. Additionally, we incurred significant indebtedness in connection with the consummation of the Talecris acquisition, including the issuance of our Existing Notes and borrowings under a senior credit agreement (referred to herein as the “Existing Facilities”), and our total indebtedness and related interest expense is, and will continue to be, significantly higher than in previous periods. Finance expenses increased from €200.6 million in 2011 to €284.1 million in 2012. See Note 3(d) to our audited consolidated financial statements included in this annual report on Form 20-F for additional information with respect to the Talecris acquisition.

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

	Year Ended December 31,		Change
	2012	2011 (restated)(1)	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	2,620,944	1,795,613	825,331	46.0
Cost of sales	(1,291,345)	(968,133)	(323,212)	33.4

Gross Profit	1,329,599	827,480	502,119	60.7
Research and development	(124,443)	(89,360)	(35,083)	39.3
Selling, general and administration expenses	(545,072)	(459,259)	(85,813)	18.7

Operating expenses	(669,515)	(548,619)	(120,896)	22.0
Operating results	660,084	278,861	381,223	136.7
Finance income	1,677	5,761	(4,084)	(70.9)
Finance costs	(284,117)	(200,562)	(83,555)	41.7
Change in fair value of financial instruments	13,013	1,279	11,734	917.4
Impairment and gains on disposal of financial instruments	2,107	(805)	2,912	(361.7)
Exchange losses	(3,409)	(3,477)	38	(1.1)

Finance cost	(270,729)	(197,774)	(72,955)	36.9

Share of profit/(losses) of equity accounted investees	(1,407)	(1,064)	(343)	32.2

Profit before income tax	387,948	80,023	307,925	384.8
Income tax expense	(132,571)	(29,795)	(102,776)	344.9

Profit after income tax from continuing operations	255,377	50,228	205,149	408.4
Consolidated profit for the year	255,377	50,228	205,149	408.4

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

Net Revenue

Net revenue increased by €825.3 million, or 46.0%, from 2011 to 2012. This net revenue increase is organic and acquisition related growth. Of the €197.3 million increase attributable to organic growth, €121.2 million was from the positive impact of USD/EUR exchange rate fluctuations in the amount of and €76.2 million primarily attributable to increases in sales volume.  Of the €628.0 million increase attributable to the acquisition of Talecris Biotherapeutics on June 1, 2011, €23.3 million was from the positive impact of USD/EUR exchange rate fluctuations and €604.7 million was primarily attributable to increases in sales volume.

The following table reflects a summary of net revenue by each of our divisions for 2012 as compared to 2011:

Summary of Net Revenue by Division	Year ended December 31, 2012	% of total net revenue	Year ended December 31, 2011	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	2,325,088	88.7	1,531,199	85.3	51.8	42.9
Diagnostic	134,341	5.1	117,358	6.5	14.5	11.9
Hospital	95,870	3.7	95,365	5.3	0.5	0.1
Raw Materials and Others(2)	65,645	2.5	51,691	2.9	27.0	18.7

Total	2,620,944	100.0	1,795,613	100.0	46.0	37.9

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue.  See “Presentation of Financial Information.”

(2)                                 In 2011 and 2012, Raw Materials and Others primarily consisted of (i) amounts earned under the agreements with Kedrion, which are described further in Item 4 of this Part I, “Information on the Company — A. History and Development of the Company — Important Events — The Talecris Acquisition and Related Financing,” (ii) royalty payments from third parties and (iii) net revenue from engineering activities by our subsidiary Grifols Engineering, S.A.

Bioscience.  Net revenue for the Bioscience division increased by 51.8% from €1.5 billion in 2011 to €2.3 billion in 2012.  Growth was principally driven by high sales volumes in the United States and Canada for our main plasma derivative products, most significantly in sales of albumin, our IVIG products and A1PI, with a slight positive contribution from the combination of product prices and market mix. However, as was the case in 2011, the most important factor for the year over year increase was our acquisition of Talecris. Fiscal year 2011 included only seven months of Talecris revenue while 2012 reflects the first full year of combined revenue.  We also experienced notably stronger Alphanate® Factor VIII sales following the divestment of Koate® in the United States as a result of agreements with the FTC.

Diagnostic.  Our Diagnostic division increased net revenue by 14.5% from €117.4 million in 2011 to €134.3 million in 2012.  Diagnostic division growth was driven by sales of DG Gel® cards, which increased in each market in which we operate and were particularly notable in emerging markets, such as Mexico, Turkey, China and Brazil.  In the instrumentation field, we have experienced strong sales of the Erytra® analyzer in Switzerland, Denmark, Sweden and Norway, and the first Erytra® analyzer was installed in Mexico in 2012. Sales of the hemostasis Q® analyzer were also strong in emerging markets, including Brazil and Turkey.

Hospital.  Net revenue from the Hospital division remained stable, at €95.9 million in 2012 compared to €95.4 million in 2011.  As this division generates most of its sales in Spain, it has been affected by health sector cutbacks. We are continuing to promote international expansion in this division, mainly through the IV Tools and Hospital logistics product lines and manufacturing and distribution agreements.  One key development was the commencement of distribution in Spain of probiotic VSL#3®, which is produced by Actial Farmacéutica. Our agreement with Actial Farmacéutica drove a 6.6% growth in our Nutrition products in 2012.  Additionally, pursuant to a 2011 distribution contract, CareFusion is selling our BlisPack® system in a number of countries in Europe, Latin America, the Middle East and Asia.  In 2012, we also entered into agreements to manufacture pre-diluted drugs at our Parets facility for third parties, including Mylan Institutional in the United States and Eurospital in Italy, through Grifols Partnership, a contract manufacturing service offered by Laboratorios Grifols S.A.

Raw Materials and Others.  Net revenue from Raw Materials and Others increased from €51.7 million in 2011 to €65.6 million in 2012.  The increase over 2011 figures is the result of increased net revenue from the supply agreements with Kedrion related to the Talecris acquisition.

Robust revenue growth across all divisions has been driven by increases in sales volume in a flat price environment due to austerity measures in the European market. Our organic growth during 2012 is a result of increased sales in geographic regions with better economic conditions. The following table reflects a summary of net revenue by each of our geographic regions for 2012 as compared to 2011:

Summary of Net Revenue by Region	Year ended December 31, 2012	% of total net revenue	Year ended December 31, 2011	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	559,328	21.3	526,625	29.3	6.2	5.8
Spain	212,983	8.1	230,871	12.9	(7.7)	(7.7)
United States and Canada	1,658,548	63.3	948,730	52.9	74.8	61.9
Rest of the World	371,618	14.2	289,732	16.1	28.3	22.3

Subtotal	2,589,494	98.8	1,765,087	98.3	46.7	38.7
Raw Materials	31,450	1.2	30,526	1.7	3.0	(4.7)

Total	2,620,944	100.0	1,795,613	100.0	46.0	37.9

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue.  See “Presentation of Financial Information.”

(2)                                 Net revenue earned in the European Union includes net revenue earned in Spain.

We believe that our ongoing internationalization has helped improve our sales performance. We have seen a gradual reduction in the proportion of sales accounted for by Spain, falling to 8.1% in 2012, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. In 2012, 91.9% of net sales, or €2.4 billion, were derived from countries outside of Spain. Sales in the United States and Canada totaled €1.7 billion, a figure that represents growth of 74.8% compared to €949 million in 2011.

Cost of sales

Cost of sales increased by 33.4% from €968.1 million in 2011 to €1.3 billion in 2012.  The increase in cost of sales is the result of an overall increase in cost of supplies due to increased manufacturing volumes and is consistent with net revenue growth resulting from our larger scale following the Talecris acquisition.  As a percentage of net revenue, cost of sales has decreased to 49.3% from 53.9% in 2011.

Gross profit

The increase in gross profit margin during the period from 46.1% of sales in 2011 to 50.7% in 2012 was mainly a result of synergies derived from the acquisition of Talecris, including (i) lower plasma collection costs due to improved efficiencies and economies of scale; (ii) improved manufacturing yields and optimized capacity utilization as a result of cross license approvals for several intermediate pastes; (iii) manufacturing cost efficiencies; and (iv) improved net revenue per liter of plasma.

Research and development

Research and development spending increased by 39.3% from €89.4 million (5.0% of sales) in 2011 to €124.4 million (4.7% of sales) in 2012. This increase is primarily attributable to an increase in the number of clinical trials under way, which is the result of our continuation of the Talecris research and development pipeline.

Selling, general and administration expenses.

Selling, general and administration, expenses increased by 18.7% from €459.3 million in 2011 to €545.1 million in 2012. This increase is the result of an increase in incremental expenses resulting from our larger scale following the Talecris acquisition.

Additionally, we recorded a charge in the amount of €3.2 million for the BPD fee in 2012. The BPD fee is not tax deductible. The increased expenses were partially offset by savings from our optimization initiatives and continued focus on controlling discretionary spending. As a percentage of net revenue, Selling, general and administration expenses decreased to 20.8%, compared to 25.6% in 2011 as a result of the economies of scale.

Net finance cost

Net finance cost increased by 36.9% from €197.8 million in 2011 to €270.7 million in 2012.  This increase was primarily a result of an increase in finance expense by 41.7% from €200.6 million in 2011 to €284.1million in 2012, representing a full year of finance expense under the debt incurred in connection with the Talecris acquisition.  Net finance cost also includes the amortization of capitalized costs related to our debt.

Income tax expense

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

B.                                    Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to the operation of our business, capital expenditures for existing and new operations and debt service requirements relating to our existing and future debt. Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenue and debt financings. As of December 31, 2013, our cash and cash equivalents totaled €708.8 million. In addition, as of December 31, 2013, we had more than €340 million available under our debt agreements, including $35 million, €21.7 million and the $140 million equivalent in multicurrencies available under our Amended Revolving Credit Facilities.

We expect our cash flows from operations combined with our cash balances and availability under the Revolving Loans from the New Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Historical Cash Flows

Below are our consolidated statements of cash flow for the years ended December 31, 2011, 2012 and 2013 prepared under IFRS EU.

Statements of Cash Flows

For the Years Ended December 31, 2013, 2012 and 2011

	Year Ended December 31,
	2013	2012	2011
	(in thousands of euros)
Cash flows from operating activities
Profit before tax	497,536	387,948	80,023
Adjustments for:	347,853	400,950	313,915
Amortization and depreciation	128,469	129,126	90,639
Other adjustments:	219,384	271,824	223,276
(Profit)/losses on equity accounted investments	1,165	1,407	1,064
Exchange (gains)/losses	1,303	3,409	3,447
Impairment of assets and net provision charges	4,611	8,104	23,806
(Profit)/losses on disposal of fixed assets	4,689	12,542	19,366
Government grants taken to income	(1,130)	(930)	(1,304)
Finance expense / (income)	228,308	258,060	180,567
Other adjustments	(19,562)	(10,768)	(3,670)
Changes in operating assets and liabilities	40,332	(43,617)	(51,279)
Change in inventories	17,277	14,509	6,909
Change in trade and other receivables	(35,694)	44,258	(54,142)
Change in current financial assets and other current assets	(2,612)	(5,645)	9,321
Change in current trade and other payables	61,361	(96,739)	(13,367)
Other cash flows from/(used in) operating activities	(293,710)	(238,163)	(122,431)
Interest paid	(157,880)	(180,539)	(139,883)
Interest recovered	5,423	2,923	3,582
Income tax (paid) / received	(141,253)	(60,547)	13,870
Net cash from operating activities	592,011	507,118	220,228
Cash flows from/(used in) investing activities
Payments for investments	(252,827)	(177,195)	(1,784,464)
Group companies and business units	(69,172)	(11,067)	(1,624,869)
Property, plant and equipment and intangible assets	(172,849)	(166,128)	(159,899)
Property, plant and equipment	(138,460)	(146,028)	(137,200)
Intangible assets	(34,389)	(20,100)	(22,699)
Other financial assets	(10,806)	—	304
Proceeds from the sale of investments	16,793	112,760	165,738
Property, plant and equipment	16,793	79,896	160,266
Associates	—	1,883	5,472
Other financial assets	—	30,981	—
Net cash (used in) investing activities	(236,034)	(64,435)	(1,618,726)
Cash flows from/(used in) financing activities
Proceeds from and payments for equity instruments	35,221	(9)	(2,830)
Issue	20,461	—	(2,830)
Payments for treasury stock	(120,429)	(5,194)	—
Sales of treasury stock	135,189	5,185	—
Proceeds from and payments for financial liability instruments	(79,413)	(255,569)	1,762,550
Issue	53,507	25,727	2,994,741
Redemption and repayment	(132,920)	(281,296)	(1,232,191)
Dividends and interest on other equity instruments paid	(69,138)	—	—
Dividends paid	(70,062)	—	—
Dividends received	924	—	—
Other cash flows from/(used in) financing activities	8,184	(49,752)	(284,748)
Financing costs included on the amortized costs of the debt	—	(43,752)	(285,088)
Other amounts from / (used in) financing activities	8,184	(6,000)	340
Net cash from/(used in) financing activities	(105,146)	(305,330)	1,474,972
Effect of exchange rate fluctuations on cash	(15,381)	(4,612)	24,463
Net increase in cash and cash equivalents	235,450	132,741	100,937
Cash and cash equivalents at beginning of the year	473,327	340,586	239,649
Cash and cash equivalents at end of the year	708,777	473,327	340,586

Net Cash from Operating Activities

In 2011, we generated net cash from operating activities of €220.2 million. The principal effects on working capital were:

•                                          a €54.1 million increase in receivables, with the days sales outstanding ratio at 65 days, which was significantly lower than 2010 as a result of the Talecris acquisition and Talecris’ favorable sales outstanding ratio;

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

In 2012, we generated net cash from operating activities of €507.1 million. The principal effects on working capital were:

•                                          a €44.3 million decrease in receivables, with the days sales outstanding ratio at 52 days (as compared to 65 days in 2011), due to an increased proportion of sales coming from countries with shorter payment periods, and also due to our receipt of approximately €48 million under the Suppliers Payment Plan introduced by the Spanish Government in June 2012 to require central and regional Spanish governments to pay receivables that are overdue as of December 31, 2011;

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

In 2013, we generated net cash from operating activities of €592 million. The principal effects on working capital were:

•                                          a €35.7 million increase in receivables due to an increase in the absolute levels of receivables with days sales outstanding ratio unchanged from 2012;

•                                          a €17.3 million decrease in inventories with the stocks turnover ratio at 262 days (as compared to 281 days in 2011), due to improvements in inventory management and reductions in safety stock; and

•                                          a €61.4 million increase in current trade and other payables due to normal business operations

Net Cash from/(Used in) Investing Activities

Net cash used in investing activities amounted to €1.6 billion in 2011, €64.4 million in 2012 and €236 million in 2013. For 2011, most of the cash used in investing activities related to the Talecris acquisition. This was partially offset by €160.2 million in cash received as a result of sale leaseback transactions in the United States and Spain.

Investments made in 2012 included various capital expenditures, primarily investments for manufacturing facility expansion and improvement, the acquisition of 51% of the capital of Araclón for €6.2 million (net of cash and cash equivalents of Araclón), the acquisition of three plasma donation centers in the United States for €1.9 million and the acquisition by the Gri-Cel, S.A. Group of 40% of the capital of VCN Bioscience for €1.5 million. These uses were offset in part by €67 million received as a result of sale leaseback transactions in 2011 and from proceeds received from sales of other assets, such as futures and property, plant and equipment.

Investments made in 2013 include various capital expenditures, primarily investments for manufacturing facility expansion and improvement, the acquisition of 21.30% of the common stock of TiGenix for €12.4 million, the acquisition of approximately 35% of the outstanding shares of Aradigm on a fully diluted basis for $25.7 million (€20.6 million if acquisition costs are included) and the acquisition of 60% of the economic and voting rights of Progenika for €37 million (€34.6 million, net of cash and cash equivalents).

Net Cash from/(Used in) Financing Activities

Net cash from financing activities was €1.5 billion in 2011, primarily due to the issuance of $1.1 billion aggregate principal amount of our Existing Notes and borrowings under the Existing Facilities (excluding undrawn availability) as of December 31, 2011.

This $2.9 billion in cash from financing activities was offset by cash used for transaction costs paid in connection with the Talecris acquisition in the amount of €285 million. Additionally, pursuant to the terms of the Existing Facilities and in connection with the consummation of the Talecris acquisition, we refinanced substantially all of our and Talecris’ existing debt. On June 1, 2011, we redeemed all of the Grifols Inc. notes, which comprised $200.0 million aggregate principal amount of notes maturing in 12 years, $245.0 million, £25.0 million and €10 million aggregate principal amount of notes maturing in ten years and $100.0 million aggregate principal amount of notes maturing in seven years (collectively, the “Old Notes”) and repaid existing bank loans amounting to €297 million. We paid a €112 million make whole premium payment in connection with the redemption of the Old Notes. Between June and July 2011, we redeemed the $600 million aggregate principal amount of Talecris’ existing notes. We paid a €78 million make whole premium payment in connection with the redemption of the Talecris’ existing notes.

Net cash used in financing activities was €305.3 million in 2012, mainly due to debt repayments totaling €255.6 million, which includes early repayments. In addition, the cost of the repricing of all of the senior term loans and revolving facilities pursuant to the Existing Facilities was €43.8 million.

Net cash used in financing activities was €105.1 million in 2013, mainly due to net debt repayments totaling €79.4 million and the payment of dividends totaling €70 million.

Working Capital

Our working capital, which is driven primarily by our trade receivables turnover and inventory aging, can vary significantly period to period depending on the activity.  Our capital requirements will depend on many factors, including our rate of sales growth, acceptance of our products, continued access to adequate manufacturing capacities, maintaining cGMP compliant facilities, the timing and extent of research and development activities, and changes in operating expenses, including costs of production and sourcing of plasma, all of which are subject to uncertainty.  We anticipate that our cash needs will be significant and that we may need to increase our borrowings under current or future debt agreements in order to fund our operations and strategic initiatives.  We anticipate that our working capital will increase in absolute terms in order to grow our business.

Inventory Aging

Inventory aging average has decreased from 2011 to 2013.  The synergies achieved in the Talecris acquisition have resulted in inventory optimization. As a result of improvements in inventory management and reductions in safety stock turnover days were reduced from 281 at December 31, 2012 to 262 at December 31, 2013.

Trade Receivables

Our receivables had an aging average of 52, 52 and 65 days at December 31, 2013, 2012 and 2011, respectively. The decrease from 2011 was primarily due to our acquisition of Talecris in June 2011 and its lower days sales outstanding ratio. The geographic redistribution of sales following the Talecris acquisition has significantly increased our sales volume in countries with shorter collection periods and reduced sales in southern European countries, which have relatively longer collection periods (Spain, Italy, Portugal and Greece) to approximately 11% of our total net revenue.

It is common to experience extended collection periods for balances due from Greece, Italy, Spain and Portugal. In particular, in Spain, Italy and Portugal, it is common practice for government or local authority-backed entities to pay suppliers well after the 30 to 60 day period normally applied, with payments occurring very often after one year. The failure to receive timely payments for the sale of our products negatively affects our working capital levels and may require us to obtain more short-term financing than we would otherwise need.

The following table presents the breakdown of our trade receivables by country in each of Greece, Italy, Spain and Portugal as of December 31, 2013:

	Balances with Public Entities			Balances with Third Parties
			Provision
	Balance (1)	Balance Past Due	for Doubtful Receivables (2)	Balance (3)	Balance Past Due	Provision for Doubtful Receivables (4)	Net Debt (1+2+3+ 4)
	(in thousands of euros)
Greece	118	118	(118)	1,259	9	0	1,259
Italy	6,801	1,741	(144)	14,847	9,057	(2,060)	19,444
Spain	76,027	41,092	(175)	7,656	4,919	(98)	83,410
Portugal	10,999	8,559	(7,088)	3,098	2,422	(1)	7,008
Total	93,945	51,510	(7,525)	26,860	16,407	(2,159)	111,121

Allowances for doubtful accounts are recognized when there are indicators that the debt will not be repaid.  Although we have historically collected all trade receivables due from the government or funded by the government in each of Greece, Italy, Spain and Portugal, we are aware of the economic difficulties presently facing those countries.  Like in 2012, in 2013 we made a provision for doubtful receivables for each of these countries.  However, these amounts are not material.

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

When funds are required, we may sell certain receivables with a maturity beyond 30 days. Certain receivables are sold to financial institutions without recourse. We sold €244 million, €197 million and €157 million of receivables to third parties during 2013, 2012 and 2011, respectively.

Capital Expenditures and Intangible Assets

The following table presents our capital expenditure additions in the years ended December 31, 2013, 2012 and 2010, by division.

	Year Ended
	December 31,
	2013	2012	2011
	(in thousands of euros)
Bioscience division	129,475	140,880	127,789
Hospital division	8,514	6,435	15,097
Diagnostic division	24,408	12,003	12,218
Shared infrastructure	19,582	14,154	12,395
Total	181,979	173,472	167,499

January 2011 through December 2013

Facilities.  The most important capital projects relating to the expansion and improvement of our manufacturing facilities were:

•                                          investments related to Clayton facility of approximately €134.2 million in 2011, approximately €50.6 million in 2012 and approximately €20.5 million in 2013, mainly related to fractionation capacity expansion;

•                                          further expenditures at our new plant at the Murcia facility of approximately €8.9 million in 2011 and approximately €2.1 million in 2012, which resulted in the commencement of operations at our new plant and an additional €3.6 million invested in 2013 to increase capacity;

•                                          expenditures related to the construction of a new plasma fractionation plant at our Parets facility of approximately €1.1 million in 2011, additional investments in the facility of approximately €11.9 million in 2012, which resulted in the opening of a new fractionation plant that increased fractionation capacity to one million liters per year (expandable to two million liters per year) and additional investments in the facility of approximately €6.2 million in 2013, which resulted in the increase of the albumin purification capacity;

•                                          expenditures related to acquisition of land in Curitiba, Brazil, on which we plan to construct, via Gri-Cel, S.A., a plant to manufacture bags used for collection, storage and transfusion of blood components;

•                                          further expenses related to our headquarters and information technology projects of approximately €22.2 million in 2012 with an additional €8.9 million spent on refurbishing the headquarters in 2013 and additional investments in information technology projects of €6.3 million in 2013;

•                                          extension of the installations in Clayton and Los Angeles used to purify Factor VIII, Factor IX, IVIG and albumin of approximately €10.1 million in 2012;

•                                          the relocation and renovation of plasma centers of approximately €6.1 million in 2013;

•                                          construction of a new plasma warehouse for approximately €5.2 million and new aseptic filling areas for €10.2 million at our Clayton facility in 2013; and

•                                          investments in increasing our IVIG and albumin purification capacity at the Los Angeles plan for €10.2 million in 2013.

January 2014 through December 2016

We are undertaking an investment plan that involves cumulative capital expenditures of approximately €450 million from 2014 through 2016. We plan to finance our projected capital expenditures with internally generated cash flow, cash on hand and debt financing. Additional capital expenditures will be needed as a result of the acquisition of the Novartis assets. These capital expenditures were not included in our current investment plan.

The majority of our investments benefit our Bioscience division, with the goal of improving the structure of our plasma collection centers in the United States and expanding our manufacturing facilities. As a result of these investments, we expect our combined plasma fractionation capacity to reach 12.5 million liters per year by 2016. We aim to optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses and completing other requirements to purify any of our intermediate products at any of our plants.

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

The most important planned capital projects relating to the expansion and improvement of our manufacturing facilities are:

•                                          validation of the new filling zone facilities and equipment for liquid and lyophilized products at the Clayton facility;

•                                          completion of the construction of the plant in Curitiba, Brazil that will manufacture bags used for collection, storage and transfusion of blood components;

•                                          testing of operations at the new plasma fractionation plant at the Parets facility;

•                                          completion of construction and bringing online the new plasma fractionation facility at Clayton;

•                                          construction of a new Prolastin® plant at the Parets facility;

•                                          construction of a new logistics center in Ireland;

•                                          construction of offices and a raw materials warehouse at the Clayton facility; and

•                                          further relation and renovation of our plasma donor centers.

We are undertaking research and development projects in all of our major product areas. See Item 4 of this Part I, “Information on the Company — B. Business Overview — Research and Development” for details of the major projects.

Sources of Credit

New Credit Facilities

On February 27, 2014 we entered into the New Credit Facilities with a syndicate led by Nomura Securities International, Inc., Banco Bilbao Vizcaya Argentaria, S.A., Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc. and Deutsche Bank Securities Inc. as the arrangers, which consists of the “Senior Term Loans” and the “Revolving Loans”. The Senior Term Loans were fully funded on February 27, 2014. The tranche A term loans, which amount to $700 million, will mature six years from February 27, 2014 and have a repayment schedule with quarterly amortization equal to 2.5%, 5.0% and 7.5% per annum of the original principal amount in years one, two and three through five, respectively, with the balance after the fifth anniversary from February 27, 2014 to the maturity date. The tranche B term loans, which amount to $3.250 billion and €400 million equivalent, will mature seven years from February 27, 2014 and will have a repayment schedule with quarterly amortization equal to 1.0% per annum of the original principal amount, with the remainder to be paid at maturity. The Revolving Loans, which amount to $300 million equivalent in multicurrencies, are available during the period commencing from February 27, 2014 and ending on the fifth anniversary of the closing of February 27, 2014.

The interest rates on the Senior Term Loans and the Revolving Loans are based on (a) in the case of dollar denominated loans, the base rate (the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the applicable LIBOR rate plus

1.00%) plus an applicable margin or (b) the applicable LIBOR rate, plus an applicable margin. The applicable margin for loans at the LIBOR rate is (a) 2.75% for the multicurrency revolving loans and the tranche A term loan, (b) 3.00% for the foreign tranche B term loan, and (c) 3.00% for the U.S. tranche B term loan, which are subject to customary market flex.

Borrowings under the New Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets. In addition, a portion of the borrowings under the New Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein. Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries, and are secured by a perfected first priority security interest (subject to permitted liens, as defined in the credit and guaranty agreement) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of the Borrower, as defined therein (subject to certain exclusions and limitations).

The New Credit Facilities include customary affirmative and negative covenants and events of default. Negative covenants include, among other limitations, limitations on additional debt, liens, asset sales and affiliate transactions. Events of defaults include, among other events, violation of covenants, material breaches of representations, cross default to other material debt, bankruptcy and insolvency and material judgments.

The terms of the New Credit Facilities contain limitations on our ability to pay ordinary dividends. We may pay dividends (a) in the ordinary course of business consistent with past practices in an amount not to exceed the lesser of (i) the sum of (A) the amount equal to the net cash proceeds received from the issuance or sale of equity interests in Grifols, S.A. after December 31, 2013 plus (B) if the leverage ratio is not greater than 5.0x, 50% of the consolidated net income of Grifols, S.A. and its subsidiaries accrued since March 31, 2013, less (C) amounts used to make certain restricted payments and (ii) 40% of the consolidated net income of Grifols, S.A. and its subsidiaries accrued since March 31, 2013 or (b) whether or not in the ordinary course of business so long as after giving effect thereto, the leverage ratio is not greater than 3.5x.

The borrower under the tranche A facility, the Euro denominated tranche B facility and the revolving facilities is Grifols Worldwide Operations Limited, an Irish entity our wholly owned direct subsidiary, and the borrower under the U.S. Dollar tranche B facility is Grifols Worldwide Operations USA, Inc., a Delaware corporation and a direct wholly owned subsidiary of Grifols Worldwide Operations Limited.

The New Credit Facilities are governed by New York law.

5.25% Senior Notes due 2022

On March 12, 2014, Grifols Worldwide Operations Limited completed the sale of the Notes to the initial purchasers thereof in an offering not registered under the Securities Act.  The initial purchasers subsequently resold the Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.  The proceeds from the Notes, together with cash on hand, was used to refinance the New Interim Loan Facility.

The Notes yield 5.25% to maturity and pay interest semi-annually in arrears on April 1 and October 1, commencing on October 1, 2014, to holders of record on the immediately preceding March 15 and September 15, respectively.  The Notes are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. As of the date of this annual report on Form 20-F, the Notes are guaranteed by Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Inc., Grifols Diagnostic Solutions Inc. (f/k/a Grifols Chiron Diagnostics Corp.), Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

Grifols Worldwide Operations Limited may redeem the Notes, in whole or in part, at any time on and after April 1, 2017, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Fiscal Year	Percentage
2017	103.938%
2018	102.625%
2019	101.313%
2020 and thereafter	100.000%

Grifols Worldwide Operations Limited may redeem up to 35% of the outstanding Notes with money raised in one or more equity offerings by Grifols, S.A. at any time (which may be more than once) prior to April 1, 2017, as long as at least 65% of the aggregate principal amount of Notes issued remains outstanding immediately following any such offerings.

Grifols Worldwide Operations Limited may redeem some or all of the Notes at any time prior to April 1, 2017 at a price equal to 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the U.S. Treasury rate as of such redemption date plus 0.50%), plus accrued and unpaid interest and additional interest, if any.

Grifols Worldwide Operations Limited is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

If Grifols Worldwide Operations Limited experiences a change of control, it must give holders of the Notes the opportunity to sell Grifols Inc. their Notes at 101% of their face amount, plus accrued and unpaid interest.

Grifols, S.A., Grifols Worldwide Operations Limited and the guarantors of the Notes may incur additional indebtedness if our the fixed charge coverage ratio (as defined in the indenture governing the Notes) for Grifols, S.A. and the restricted subsidiaries (as defined in the indenture governing the Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

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

Other Bank Debt

We are party to a number of other short- and long-term bilateral credit facilities. These credit facilities are with various lenders and consist of long-term and short-term indebtedness of both us and Grifols, S.A. subsidiaries. As of December 31, 2013 we have $257 million of aggregate short-term credit availability under these facilities. The short-term credit facilities have maturity dates occurring in the next 12 months. The majority of the credit facilities provide that the lenders may terminate such facilities at will or change the terms unilaterally.

Grifols Inc. Existing Notes

On January 21, 2011, Giant Funding Corp., an escrow company formed solely for the purpose of issuing the Existing Notes, completed a private placement of 8.25% Senior Notes due 2018 (the “Existing Notes”).  The proceeds of the offering of the Existing Notes were held in an escrow account pending completion of the Talecris acquisition and the satisfaction of other conditions.  On June 1, 2011, upon completion of the acquisition, Giant Funding Corp. was merged with and into Grifols Inc., Grifols Inc. assumed all of Giant Funding Corp.’s obligations under the Existing Notes and the indenture governing the Existing Notes and the proceeds from the issuance of the Existing Notes were released from the escrow account.  The proceeds from the Existing Notes, together with funds drawn pursuant to a credit agreement that provided for (a) senior term loans aggregating $2.5 billion and €440 million and (b) revolving commitments in the amounts of $50 million, €36.7 million ($50 million equivalent) and the $200 million equivalent in multicurrencies, were used to finance the cash portion of the consideration for the Talecris acquisition.  The proceeds from the New Interim Loan Facility were used to discharge the Existing Notes on February 27, 2014.

Grifols Inc. Old Notes

On September 21, 2009, Grifols Inc. completed a private placement of the Old Notes.  On June 1, 2011, we redeemed all of the Old Notes and repaid existing bank loans amounting to €297 million. We paid a €112 million make whole premium payment in connection with the redemption of the Old Notes. Between June and July 2011, we redeemed the $600 million aggregate principal amount of Talecris’ existing notes. We paid a €78 million make whole premium payment in connection with the redemption of the Talecris’ existing notes.

C.                                    Research and Development, Patents and Licenses, etc.

We have made investments of €123.3 million, €124.4 million and €89.4 million in research and development in 2013, 2012 and 2011, respectively.  Our research and development spending, while decreasing slightly from 2012 to 2013, represented 4.5% of our net revenues in 2013.

The following table reflects the composition of our total research and development expenses for each period presented.

	Year ended December 31,
	2013	2012	2011
	(in thousands of euros)
Plasmin in treating acute peripheral arterial occlusion	5,123	8,235	8,582
Antithrombin in coronary surgery and severe burns	562	86	461
Fibrin glue in vascular, organ and soft-tissue surgery	9,135	7,984	4,326
Plasmapheresis with albumin and IVIG for Alzheimer	2,728	3,031	845
Total Key Projects Expenses	17,548	19,335	14,214
Net Research and Development Capitalization/Amortization	(5,916)	(1,323)	(1,913)
Net Research and Development Key Projects	11,632	18,012	12,301
Discovery	5,437	8,180	6,592
Preclinical	11,095	5,176	3,420
Clinical	7,559	11,777	9,994
Post Commercialization Studies	7,280	6,377	7,896
Rest of projects	20,443	8,583	6,210
Other Bioscience Research and Development Projects	51,814	40,093	34,112
Bioscience Core Research and Development (1)	32,562	44,422	27,247
Bioscience	96,007	102,527	73,660
Diagnostic	21,308	15,367	10,111
Hospital	2,306	2,097	2,047
Miscellaneous	3,650	4,454	3,543
Total Research and Development	123,271	124,444	89,360

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

Based on recent MRB reports, sales in the human plasma-derived product industry have grown at a compound annual rate of 11% globally and 13% in the U.S. alone from 2003 to 2012.  We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand.  Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease.  We believe that the volume of global sales of plasma derivative products will continue to grow annually at 6% to 8% over the long term, driven primarily by the same factors that have contributed to its historical growth, including:

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

Approximately 20.8% of our sales were generated in the European Union in 2013, as compared to 21.9% in 2012.  We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2014.

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

Product Pipeline.  We have an expanded portfolio of key products as a result of our recent acquisitions and will continue to invest in research and development with respect to new product and new indications for existing products.  Some key research and development projects underway include clinical studies of the use of albumin, diagnostic and vaccine therapies to treat Alzheimer’s disease, of albumin to treat advance cirrhosis and ascites, of antithrombin in heart surgery and of fibrin glue as a sealant to control bleeding during vascular, organ and soft tissue surgery.

Capital Expenditures.  We are undertaking an investment plan that involves cumulative capital expenditures of approximately €450 million from 2014 through 2016, including facility development.  As a result of these investments, we expect our combined plasma fractionation capacity to increase to 12.5 million liters per year by 2015. Additional capital expenditures will be needed as a result of the acquisition of the Novartis assets. These capital expenditures were not included in our current investment plan.

E.                                    Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.                                     Contractual Obligations

The following table presents our principal existing contractual obligations as of December 31, 2013 requiring future payments:

	Payments Due by Period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of euros)
Operating leases(1)	261,641	52,520	105,968	50,445	52,708
Financial debt obligations(2)	2,897,739	252,714	484,616	2,154,433	5,976
Interest — financial debt obligations(3)	518,837	118,406	273,112	126,863	456
Licenses and royalties(4)	12,167	2,365	4,224	3,718	1,859
Total	3,690,384	426,005	867,920	2,335,459	60,999

(1)                                 Operating leases include primarily leases for our plasma collection centers, leases from sale-leaseback transactions and marketing offices worldwide.  These amounts reflect only our contractual obligations as of December 31, 2013 and therefore assume that these operating leases will not be renewed or replaced with new operating leases upon expiration.  Our operating lease expenses will likely be substantially higher than the amounts provided in this table because our operations will require us to either renew or replace our operating leases.

(2)                                 Includes principal amortization for short and long-term debt including, among other things, capitalized lease obligations.  Our financial debt obligations primarily consist of $2.3 billion and €420 million outstanding under the Existing Facilities and $1.1 billion aggregate principal amount of our Existing Notes.  The remaining financial debt was made up largely of bilateral facilities that bore interest at market rate.

(3)                                 Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2013.  Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations or other factors or events.  The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2013.  Refer to Notes 21 and 31 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2013.

(4)                                 License and royalty payment formulas are generally based on volume of sales.  The amounts presented in the table are calculated based on the net sales of 2013 without assuming any growth in sales.  Additionally, the column “More than five years” includes only one year of payments under the license agreement with Marca Grifols, S.L. which expires in January 2092.  See Item 7 of this Part I, “Major Shareholders and Related Party Transactions — B. Related Party Transactions — Patent and Trademark Use.”

This table does not give effect to the Novartis Acquisition, the $1.0 billion offering of the Notes or the entry into the New Credit Facilities and the use of proceeds therefrom.

G.                                   Other Disclosures

Financial Derivatives

We signed two unquoted futures contracts, the underlying assets of which were shares in Grifols, S.A. accounted for at fair value through profit or loss. Such instruments were therefore exposed to risk of value fluctuations. We settled these contracts during 2012, obtaining cash of €31.5 million and finance income of €27.9 million.

In addition, in June 2011, we entered into a floor swap, which has an initial nominal amount of $1,550. In October 2011, we entered into a swap option that has an initial nominal amount of €100 million. In May 2012, we modified the €100 million variable to fixed interest rate swap, reducing the fixed interest rate and extending the maturity date from September 2014 to March 2016. As a result, both the swap floor and swap options have maturity dates in 2016. Both the swap floor and swap option values at December 31, 2013 are included in non-current financial assets.

See Note 31 to our audited consolidated financial statements included in this annual report on Form 20-F for additional information regarding our derivative instruments.

The New Credit Facilities permit us to enter into hedging transactions.

Critical Accounting Policies

The preparation of consolidated financial statements in accordance with IFRS requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting policies is included in the notes to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

We believe that certain of our accounting policies are critical because they require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our consolidated financial statements.

(a)                                 Business combinations

We apply IFRS 3 (revised), Business combinations in transactions made subsequent to January 1, 2010, applying the acquisition method of this standard to business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition related costs are accounted for as expenses when incurred. Share capital increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the related financial liability when it is recognized.

At the acquisition date, we recognize the assets acquired and the liabilities assumed at fair value. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

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

When a business combination has been determined provisionally, adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

(b)                                 Property, plant and equipment

(i)                                    Depreciation

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

(ii)                                Subsequent recognition

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iii)                            Impairment

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below in (d).

(c)                                  Intangible assets

(i)                                    Goodwill

Goodwill is generated in the course of business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination, and we apply the criteria described in the footnotes to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)                                Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•                                          we have technical studies that demonstrate the feasibility of the production process;

•                                          we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

•                                          the asset will generate sufficient future economic benefits; and

•                                          we have sufficient technical and financial resources to complete development of the asset and have developed budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets through the consolidated income statement.

Expenditures on activities that contribute to increasing the value of the different businesses in which we operate are expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

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

The cost of identifiable intangible assets acquired in the business combination of Progenika includes the fair value of the currently marketed products sold, which are classified in “Other intangible assets” and “Development costs”.

(v)                                  Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates

Development expenses	Straight line	20% 33%
Concessions, patents, licences, trademarks and similar	Straight line	7% 20%
Computer software	Straight line	16% 33%
Currently marketed products	Straight line	3% 10%

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

We test goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

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

Impairment losses recognized for cash generating units are first allocated, where applicable, to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of (i) its fair value less costs of disposal, (ii) its value in use and (iii) zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable value and the carrying amount that would have been obtained, net of amortization or depreciation, had no impairment loss been recognized.

(e)                                  Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when plasma is purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and EMA regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis. The transformation cost is allocated to each inventory unit on a first in, first out basis.

We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds the net realizable value, materials are written down to net realizable value. Net realizable value is considered as detailed below.

•                                          Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•                                          Merchandise and finished goods: estimated selling price, less costs to sell.

•                                          Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress and supplies”.

(f)                                   Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenue if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•                                          we have transferred to the buyer the significant risks and rewards of ownership of the goods;

•                                          we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                                          the amount of revenue and the costs incurred or to be incurred can be measured reliably;

•                                          it is probable that the economic benefits associated with the transaction will flow to us; and

•                                          the costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Our gross revenue was reduced by €16.3 million and €9.9 million in each of the years 2012 and 2011, respectively, due to Medicaid and Medicare rebates. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

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

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

(g)                                 Leases

(i)                                    Lessee accounting records

We have rights to use certain assets through lease contracts.

Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

•                                          Finance leases:  We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

•                                          Operating leases:  We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii)                                Sale-leaseback transactions

Any profit on sale leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•                                          If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated statement of profit or loss for the year; or

•                                          If the sale price is below fair value, any profit or loss is recognized immediately in the consolidated statement of profit or loss. However, if the loss is compensated for by future below market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Changes in Accounting Standards

More information on newly issued accounting standards is included in Note 2 to our audited consolidated financial statements included in this annual report on Form 20-F.

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	Director, Chairman of the Board and Chief Executive Officer	Executive	July 1991(1)	May 2017
Juan Ignacio Twose Roura	Director	Executive	April 2000(2)	May 2017
Ramón Riera Roca	Director	Executive	April 2000(3)	May 2017
Tomás Dagá Gelabert	Director	Other External	April 2000	June 2015
Thorthol Holdings B.V. (represented by Mr. José Antonio Grifols Gras)	Director	Proprietary	January 2000(4)	May 2017
Thomas H. Glanzmann	Director	Other External	April 2006	May 2016
Edgar Dalzell Jannotta	Director	Independent	December 2006	June 2015
Anna Veiga Lluch	Director	Independent	December 2008	June 2015
William Brett Ingersoll	Director	Independent	June 2011	January 2016
Luís Isasi Fernández de Bobadilla	Director	Independent	May 2011	May 2016
Steven Francis Mayer	Director	Independent	June 2011	January 2016
Belén Villalonga Morenés	Director	Independent	May 2013	May 2018
Raimon Grifols Roura	Secretary non-member	n/a	July 2001	n/a
Nuria Martín Barnés	Vice Secretary non-member	n/a	July 2001	n/a

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

Juan Ignacio Twose Roura

Mr. Twose has served as a director of our predecessor, and now Grifols, S.A., since 1973. He also served as our Vice President of Manufacturing from 1988 to September 2011 and as President of our Global Industrial Division from 2011 until December 31, 2013. Mr. Twose received a degree in Industrial Engineering from the Escuela Técnica Superior of Barcelona.

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

Anna Veiga Lluch

Ms. Veiga has served as our director since 2008. She graduated in Biology (1974-1979) and received her Ph.D. at Universidad Autonoma de Barcelona in 1991. She has been the IVF Laboratory Director at the Reproductive Medicine Service, Institut Universitari Dexeus from 1982 to 2005. She is the Director of the Barcelona Stem Cell Bank at the Centre for Regenerative Medicine in Barcelona, the Scientific Director at the Reproductive Medicine Service, Institut Universitari Dexeus and Associate Professor at the Departamento de Ciències Experimentals i de la Vida, Universitat Pompeu Fabra. Her main areas of interest are Clinical Embryology, Reproductive Genetics, Embryonic and Pluripotent Stem Cell research and Bioethics.

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

Steven F. Mayer

Mr. Mayer has served as our independent director since June 2011. Prior to such time, Mr. Mayer served as a member of the board of directors of Talecris Biotherapeutics Holdings Corp. from April 2005. Mr. Mayer is the managing director of Cerberus California, LLC and predecessor entities since November 2002 and co-head of private equity of Cerberus globally. Mr. Mayer is also member of the boards of directors of BlueLinx Holdings, Inc., DecisionOne Corporation, LNR Property Holdings, Ltd. and Spyglass Entertainment, LLC. Mr. Mayer received his Bachelor of Arts from Princeton University and his Juris Doctor from Harvard Law School.

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

Belén Villalonga Morenés

Ms. Villalonga has served as an independent director since May 2013. Ms. Villalonga is an Associate Professor with Tenure at New York University’s Stern School of Business. Between 2001 and June 2012 she was on the faculty at the Harvard Business School. Ms. Villalonga’s teaching, research, and consulting activities are focused on finance, strategy, and family business management. Since 2006, she has been serving as an independent director on the board of Acciona. Ms. Villalonga received her Ph.D. in Management and her M.A. in Economics from the University of California at Los Angeles. She also holds a second Ph.D. degree in Business Economics from the Complutense University of Madrid, and a B.A. in Business Administration from the Colegio Universitario de Estudios Financieros in Madrid. Before entering graduate school she worked at McKinsey & Co. in Paris.

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

Senior Management

Our senior management currently consists of the following persons:

Name	Title	Since
Víctor Grifols Roura	President and Chief Executive Officer	1985
Ramón Riera Roca	EVP and President of Global Commercial Division	1988
Alfredo Arroyo Guerra	Corporate Vice President (CVP) and Chief Financial Officer	2007
Carlos Roura Fernández	CVP and President of Global Industrial Division	1987
Montserrat Lloveras Calvo	CVP and Director of Corporate Accounting and Reporting	1991
Antonio Viñes Páres	CVP and Director of Corporate Planning and Control	1994

Eva Bastida Tubau	CVP and Director of Scientific and Medical Affairs	2007
Vicente Blanquer Torre	CVP and Technical Director of Biological Industrial Group	1993
Mateo Florencio Borrás Humbert	CVP and Director of Global Human Resources	2008
Francisco Javier Jorba Ribes	CVP and President of Biological Industrial Group	1995
Gregory Gene Rich	CVP and President and Chief Executive Officer of Grifols Inc.	2001
David Ian Bell	CVP and General Counsel of Grifols Inc.	2003
Alberto Grifols Roura	CVP and Co-President of Instituto Grifols, S.A.	1999
Nuria Pascual Lapeña	CVP and Director of Finance and Corporate Investor Relations Officer	1997
Shinji Wada	CVP and President of Plasma Operations of Grifols Inc.	2003
Joel Abelson	CVP and President of North America Commercial Division of Grifols Inc.	2011

Senior Management Biographies

The following are the biographies of our senior management who are not also directors:

Alfredo Arroyo Guerra

Mr. Arroyo has served as our Corporate Vice President and Chief Financial Officer since January 2007.  Previously, Mr. Arroyo served as a CFO and in various Senior Finance positions in companies including KPMG, Carrefour, Chupa Chups, Reckitt Benckiser and Winterthur.  Mr. Arroyo received a degree in Economics and is a Certified Public Accountant in Spain.

Carlos Roura Fernández

Mr. Roura joined us in 1977 and has held several positions since that time. Mr. Roura served as Corporate Vice President and a co-President of the Global Industrial Division (previously the General Manager of Hospital Operations) from 1987 to 2013. Since January 1, 2014, Mr. Roura has served as Corporate Vice President and President of the Global Industrial Division. Beginning in 2002, he has served as President of Farmafluid, a Spanish association of medical parenteral nutritional fluid laboratories. From 2008 to 2013, Mr. Roura served as deputy Vice President of the Industrial Division. Mr. Roura is an Industrial Engineer.

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

Antonio Viñes Páres

Mr. Viñes has served as our Corporate Vice President and the Director of Corporate Planning and Control (previously the Planning and Control Director) since 1994.  He joined us in 1978, occupying several positions in the Commercial and Marketing Departments.  Mr. Viñes received a degree in Biology from the Autonomous University of Barcelona.

Eva Bastida Tubau

Mrs. Bastida joined us in 2004 as the Medical Marketing Director of Grifols International, S.A. and took on the position of our Corporate Vice President and Director of Scientific and Medical Affairs (previously Executive Scientific Director) in 2007. Previously, Mrs. Bastida worked as a clinical Scientist in the Hemostasis Department of the Hospital Clinic in Barcelona, Spain. From 1993 to 1998, she was the Head of Clinical Development at Sanofi in Barcelona, Spain and from 1999 to 2003, she was responsible for Worldwide Clinical Development at Sanofi Synthelabo in Paris, France. Mrs. Bastida has obtained her Pharmacy & Medical Pharmacology Degree from the University of Barcelona and a PhD in Cell Biology at the American Red Cross in Bethesda, Maryland. She holds a PDD by IESE and she has more than 24 years of experience, six of them with us.

Vicente Blanquer Torre

Mr. Blanquer has served as our Corporate Vice President and the Technical Director of the Biological Industrial Group (previously the Pharmaceutical Technical Director) since 1993, and is responsible for both Bioscience’s quality assurance and quality control.  From 1987 until 1993, he was the Deputy Technical Director, responsible for process quality control concerning plasma derivatives manufacturing.  Mr. Blanquer received a Degree in Pharmacy from the University of Barcelona.

Mateo Florencio Borrás Humbert

Mr. Borrás has served as our Corporate Vice President and the Director of Global Human Resources (previously Human Resources Director) since 2008. Previously, he served as a HR Director at different companies, including EMAYA, Nissan Motor Ibérica and others. He is a member of AEDIPE (Spanish Association of People Management and Development) and he is an Arbitrator at the Arbitrator Corps of Catalonian Labor Court. Mr. Borrás received a degree in Psychology and a Postgraduate on Labour and Social Security, both at the University of Barcelona.

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

Gregory Gene Rich

Mr. Rich has served as Corporate Vice President and President of U.S. Operations and Chief Executive Officer and Chairman of the Grifols Inc. board of directors since December 2001. Previously, Mr. Rich worked for Grupo Picking Pack, as Chief Operating Officer from December 2000 to December 2001 and from July 1997 to August 2000, as Senior Vice President for Green Cross International, the then parent of Alpha. Mr. Rich also worked for Alpha as Vice President and General Manager of International Operations from October 1995 to July 1997. In between his two terms at Alpha, Mr. Rich worked for us from January 1983 to October 1995 and served as our co-President for the period December 1985 through his departure in 1995. Mr. Rich earned a Bachelor’s of Science degree from California Polytechnic University, Pomona.

David Ian Bell

Mr. Bell joined us as a Corporate Vice President of Grifols Inc. in July 2003 and has since been responsible for Corporate Operations and Development. He also serves as General Counsel and is a member of our Executive Committee in Spain. Mr. Bell is responsible for all legal activities of our U.S. operations, including litigation, mergers and acquisitions, real estate transactions, intellectual property and contracts. He is also responsible for regulatory, registrations and licensing, governmental and public affairs and human resources. Prior to joining us, Mr. Bell was Vice President and General Counsel for Alpha. Additionally, he was a partner in the U.S. law firm of Knapp, Petersen & Clarke where he specialized in complex litigation involving healthcare, pharmaceutical and biotechnology regulation and liability. Mr. Bell attended the University of California, Irvine, Southwestern University School of Law and a postgraduate program at Harvard Law School. He is a member of the California State Bar and is admitted to practice before the United States Supreme Court and numerous federal appellate and district courts.

Alberto Grifols Roura

Mr. Grifols joined us in September 1985.  From 1995 to 1999, he served as the Director of the international subsidiaries, from 1999 to 2008, he served as the Managing Director of Biomat, S.A., and from 2009 to 2011, he served as Managing Director of Laboratorios Grifols, S.A. From January 1, 2011 through the consummation of the Talecris acquisition Mr. Grifols was the Managing Director of the Diagnostic Industrial Division.  Following the consummation of the Talecris acquisition, Mr. Grifols serves as Corporate Vice President and Co-President of Instituto Grifols, S.A.  Mr. Grifols is an Industrial Engineer.  He received his degree from the Higher Technical School of Engineers of Terrassa (Polytechnic University of Catalonia).

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

Shinji Wada

Mr. Wada started his career in the plasma industry in 1981 working for a Japanese plasma fractionation company, the Green Cross Corporation, parent company of Alpha in Los Angeles. He assumed various positions at Alpha, including M&A, International Sales and Marketing. After our acquisition of Alpha’s plasma fractionation business, he was assigned to manage Biomat USA, Inc., our U.S. plasma collection arm, and he was CEO of Biomat USA, Inc. from 2005 to today. Mr. Wada currently also serves as Corporate Vice President and President of Plasma Operations of Grifols Inc.

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

Mr. Juan Ignacio Twose Roura, one of our directors and Mr. Carlos Roura Fernandez, the President of our Global Industrial Division, are cousins of Messrs. Víctor Grifols Roura and Raimon Grifols Roura. Mr. Francisco Javier Jorba Ribes is the brother-in-law of Mr. Víctor Grifols Roura.

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

In accordance with the compensation policy outlined in the Articles of Association, at the shareholders’ meeting on May 24, 2013, the shareholders set the maximum annual amount available for compensation to the external directors at €100,000 per director, other than those external directors of the Board that render remunerated professional services to us. As a result, in 2013, seven of our nine external directors received compensation, namely, José Antonio Grifols Gras (as a representative of Thorthol Holdings B.V.), Edgar Dalzell Jannotta, Anna Veiga Lluch, William Brett Ingersoll, Steven F. Mayer, Luís Isasi Fernández de Bobadilla and Belén Villalonga Morenés, who was appointed and joined the Board as an independent director at the shareholders’ meeting on May 24, 2013.

In June 2011, Messrs. Ingersoll and Mayer joined the Board as independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules and as other external directors (and not independent) in conformity with Spanish rules. As of the date of this annual report on Form 20-F, Edgar Dalzell Jannotta, Anna Veiga Lluch, Luís Isasi Fernández de Bobadilla, W. Brett Ingersoll, Steven F. Mayer and Belén Villalonga Morenés are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules.

The total compensation paid to directors in 2013, in the aggregate, amounted to approximately €4,404,779. Of the total director compensation amount, executive directors (consejeros ejecutivos) received €2,149,391 in fixed compensation and €1,555,388 in variable compensation for their service as an executive, and external directors, including the proprietary director (other than those who render remunerated professional services to us) received €700,000. The external directors nominated by an individual shareholder based on the extent of his or her shareholding, referred to as a “proprietary director” (consejeros dominicales), received remuneration of €100,000 during 2013. These figures include accruals for contingent or deferred compensation. None of our directors received attendance fees for meetings of the Board or committees of the Board. Finally, pursuant to Article 20 of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as a director.

Compensation of Senior Management

In 2013, our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €9,130,305 in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2013 service. The breakdown of the aggregate amount paid to such senior management for discharging their duties in 2013 is set forth in the table below.

Component	Amount Paid in 2013
Salaries	€5,521,980

Variable Compensation	€3,608,325

Stock options or other securities	N/A

Other — e.g., life and health insurance	N/A

Other — e.g., pensions/savings	N/A

Salaries paid in U.S. dollars have been calculated at the exchange rate between the U.S. dollar and the euro as of December 31, 2013 of U.S. $1.37 to €1.00.

Equity and Other Incentive Programs

In 2013, no compensation was paid pursuant to a profit sharing plan or any stock option and no other equity compensation was awarded to any of our directors or senior management.

Pension and Retirement Compensation Programs

In 2013, neither we nor our subsidiaries set aside or accrued amounts to provide pension, retirement or similar benefits for our directors or senior management.

C.                                    Board Practices

Board of Directors

Pursuant to the Articles of Association, we are managed by a Board, which may be composed of not less than three and not more than 15 directors.  Our current Board has 12 directors.  Directors may be either individuals or legal entities represented by individuals.  Under Spanish law, the Board is responsible for management, administration and representation in all matters concerning the business, subject to the provisions of the Articles of Association and the powers conferred at the general shareholders’ meeting.

Appointment and Dismissal

Pursuant to the Articles of Association, directors are elected by our shareholders to serve for a term of five years and may be reelected to serve for an unlimited number of terms, except in the case of independent directors, who pursuant to the Board Regulations, shall not serve as such for more than 12 years.  We do not provide for the reelection of directors at staggered intervals or cumulative voting for such directors or otherwise.

A director may either be an individual or an entitiy represented by an individual. If a director ceases to hold office prior to the expiration of his or her term, the Board may fill the vacancy by appointing, from among our shareholders, a new director to replace the outgoing director.  Any director so appointed will hold office until the next general shareholders’ meeting when the appointment may be confirmed or revoked by our shareholders.  Any such appointment will be only for the remainder of the term of the outgoing director, without prejudice to such director’s eventual election.  A director may resign, or be removed, from office by a resolution of our general shareholders’ meeting at any time.  A director who is also a shareholder may vote freely on any of our shareholders’ resolutions relating to the appointment and dismissal of directors (including the appointment or dismissal of that director).

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

Delegation of Powers

Pursuant to Spanish law and our Articles of Association, the Board may delegate its powers either to an executive committee (Comisión Ejecutiva) or to one or more chief executive officers.  Spanish corporate law provides that resolutions appointing an executive committee, any chief executive officer or authorizing the permanent delegation of all, or part of, such board of directors’ powers, requires a two-thirds majority of the members of such board of directors and the registration of such resolution in the Spanish Commercial Registry (Registro Mercantil), or Commercial Registry.  The Board may also revoke such powers at any time.

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

Termination Benefits

We have entered into employment contracts with all members of our senior management that entitle them to unilaterally rescind their employment contracts and receive termination benefits of two to five years’ salary in the event that we undergo a change of control. In addition to this, five members of our senior management are contractually entitled to termination benefits of one to two years’ salary under certain circumstances other than a change of control.

See Notes 30(c) and 32(a) to our audited consolidated financial statements included in this annual report on Form 20-F for further details of the payments received by employees.

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

•                                          knowing the process for gathering financial information and the internal control system; reviewing the financial statements and the periodic financial statements that should be submitted to the securities regulatory authorities and making sure that the appropriate accounting standards are followed; reporting to the Board on any change in the accounting standards and on balance sheet and off balance sheet risks;

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

The Audit Committee currently consists of Messrs. Luís Isasi Fernández de Bobadilla, Steven F. Mayer, W. Brett Ingersoll and Ms. Belén Villalonga Morenés. Each of Messrs. Isasi, Mayer, Ingersoll and Ms. Villalonga is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, and each of them is an external director. Mr. Tomás Dagá Gelabert serves as Secretary non-member of the Audit Committee.

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

Our Appointments and Remuneration Committee (Comisión de Nombramientos y Retribuciones) is required, pursuant to Article 15 of the Board Regulations, to consist of between three and five members, the majority of which must be external directors. In accordance with Spanish corporate governance requirements and consistent with NASDAQ Listing Rules for foreign private issuers, our Appointments and Remuneration Committee currently consists of Mr. Víctor Grifols Roura, Mr. Edgar Dalzell Jannotta and Ms. Anna Veiga Lluch as directors, with Mr. Jannotta and Ms. Veiga qualifying as independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Mr. Raimon Grifols Roura serves as Secretary non-member of the Appointments and Remuneration Committee.

D.                                    Employees

The table below indicates the average number of employees by department for the years ended December 31, 2013, 2012 and 2011:

Department	2013	2012	2011
Manufacturing	9,095	8,571	7,403
Research & development — technical area	666	693	315
Administration and others	874	777	562
General management	149	147	104
Marketing	147	133	106
Sales and distribution	848	787	609
Total	11,779	11,108	9,099

The table below indicates the average number of employees by geographic region for the years ended December 31, 2013, 2012 and 2011:

Geographic Region	2013	2012	2011
Spain	2,637	2,475	2,390
North America	8,596	8,124	6,245
Rest of the World	546	509	464
Total	11,779	11,108	9,099

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

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents. All of our employees are covered under this policy. We implemented a defined contribution pension plan in all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees. Our contribution to this pension plan was approximately €595,000 in 2013, compared to approximately €558,000 in 2012. We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. We make fully vested matching contributions to the savings plan which totaled approximately $11.2 million for 2013, compared to $11.3 million for 2012. For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law. The pension cost relating to this plan is not material.

E.                                    Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2013, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

Item 7.                                                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth certain information, including information regarding beneficial ownership of our Class A (voting) shares as of December 31, 2013, for (i) our major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to us to be the beneficial owner of more than 3% of our Class A shares, (ii) each of our directors and (iii) each member of our senior management.  As of that date, there were a total of 213,064,899 Class A shares issued and outstanding.

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

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Major Shareholders
Capital Research and Management Company(1)	21,257,231	9.977
Deria S.A.(2)	18,687,588	8.771
Scranton Enterprises B.V.(3)	16,149,937	7.580
BlackRock, Inc.(4)	15,662,403	7.351
Thorthol Holdings B.V.(5)	13,112,187	6.154
Víctor Grifols Lucas(6)	6,571,022	3.084

Directors
José Antonio Grifols Gras(4)	15,042,766	7.060
Víctor Grifols Roura	440,450	*
Edgar Dalzell Jannotta	254,127	*
Ramón Riera Roca	169,085	*
Juan Ignacio Twose Roura	119,274	*
Thomas H. Glanzmann(7)	83,561	*
Tomás Dagá Gelabert	51,898	*
Anna Veiga Lluch	100	*
Luís Isasi Fernández de Bobadilla	100	*
Steven F. Mayer	—	—
W. Brett Ingersoll	—	—
Belén Villalonga Morenés	—	—

Senior Management
Antonio Viñes Parés	111,115	*
Gregory Gene Rich	71,598	*
Carlos Roura Fernández	48,314	*
Francisco Javier Jorba Ribes	47,364	*
Montserrat Lloveras Calvo	34,459	*
Vicente Blanquer Torre	22,377	*
Alberto Grifols Roura	13,500	*
David Ian Bell	10,000	*
Nuria Pascual Lapeña	9,796	*
Mateo Florencio Borrás Humbert	491	*
Alfredo Arroyo Guerra	—	—
Eva Bastida Tubau	—	—
Shinji Wada	—	—
Joel Abelson	—	—

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

(4)                                 BlackRock, Inc. has indirect voting rights over 15,662,403 of our Class A shares.

(5)                                 The various members of the Grifols Gras family hold their respective shares indirectly through Thorthol Holdings B.V., which is represented on the Board by José Antonio Grifols Gras.

(6)                                 13,112,187 Class A shares are held directly by Rodellar Amsterdam B.V., through which Víctor Grifols Lucas exercises indirect voting rights.

(7)                                 65,000 Class A shares are held indirectly through Kolholmen Investments AB.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person.  We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

In accordance with Spanish reporting requirements, the following transfers of shares were reported to the Spanish National Securities Market Commission (Spanish Comisión Nacional del Mercado de Valores), or CNMV, as of December 31, 2013: (i) on May 25, 2011, Fidelity International Limited disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 1%; (ii) on June 30, 2011, Capital Research and Management Company acquired a number of Class A shares that increased its percentage of ownership of voting share capital above 15%; (iii) on August 4, 2011, Blackrock, Inc. disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 3%; (iv) on March 1, 2012, BlackRock, Inc. acquired a number of Class A shares that increased its percentage of ownership of voting share capital above 3%; (v) on June 19, 2012, Capital Research and Management Company disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 15%; (vi) on November 26, 2012, American Funds Insurance Series Growth Fund disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 3%; (vii) on November 29, 2012, Capital Research and Management Company disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 10%; and (viii) on December 17, 2012 BlackRock, Inc. acquired a number of Class A shares that increased its percentage of ownership of voting share capital above 5%.

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

B.                                    Related Party Transactions

Trademark Use

Mr. José Antonio Grifols Gras, a member of the Board, is the manager of Marca Grifols, S.L., which owns the trademark “Grifols.” In addition, the Grifols family is the controlling shareholder of Marca Grifols, S.L. We entered into a license agreement with Marca Grifols, S.L. on January 26, 1993 that permits us to use the “Grifols” trademark for 99 years. The license agreement provides that we must pay an annual fee for the license, which is based on inflation and our net sales. In 2013, the fees for this license were €1.9 million.

Sale-leaseback Transactions

Spain

In May 2011, we sold five properties in Spain for an aggregate amount of €80.4 million to Gridpan Invest, S.L., a wholly owned subsidiary of Scranton Enterprises, B.V., one of our major shareholders.  These properties related primarily to non-core assets such as offices, warehouses and a factory.  Two of the premises were sold together with their related mortgage loans for a total of €53.5 million.  As a result of the sale, we recognized a net loss of €7.4 million, which included €2.0 million in brokerage fees paid to Scranton Enterprises, B.V.  The prices paid for the properties were established based on appraisals made by independent appraisers.

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

The lease expenses incurred in 2013 for these contracts amounted to €8.2 million, which related to the minimum contractual payments.

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

The lease expenses incurred in the year ended December 31, 2013 for these contracts amounted to €15.8 million, which related to the minimum contractual payments.

See Note 9(c) and Note 32 to our audited consolidated financial statements included in this annual report on Form 20-F for further details of our sale-leaseback transactions with related parties.

ADS Purchase Agreement

On March 8, 2013, we entered into the ADS Purchase Agreement with Cerberus, pursuant to which we purchased 4,402,986 of our Class B ADSs from Cerberus for a total purchase price of $118,880,622, or $27.00 per ADS, on March 11, 2013. Our directors, W. Brett Ingersoll and Steven F. Mayer, serve as senior managing directors of Cerberus Capital Management, L.P.

For a summary of the material terms of the ADS Purchase Agreement, see Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events.”

On April 23, 2013, we filed a registration statement on Form F-3 with the SEC pursuant to the ADS Purchase Agreement and all shares registered thereunder have since been sold by the Cerberus affiliates.

Charitable Contributions

In 2013, we contributed to three charitable foundations, the Mr. Víctor Grifols i Lucas Foundation, the Probitas Private Foundation and the Jose Antonio Grifols Lucas Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics.  It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas.  The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives.  Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Víctor Grifols Roura, our Chairman of the Board and Chief Executive Officer, and Mr. Raimon Grifols Roura, the Secretary non-member of the Board.  In 2013, we contributed €0.5 million to the Víctor Grifols i Lucas Foundation.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes.  The Probitas Private Foundation was founded by us in 2008.  Messrs. Raimon Grifols Roura, a Secretary non-member of our Board, and Tomás Dagá Gelabert, one of our directors, are patrons of the Probitas Private Foundation.  In 2013, we contributed €3.3 million to the Probitas Private Foundation.  We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

The Jose Antonio Grifols Lucas Foundation provides grants for education and research into the science of plasmapheresis. Additionally, the foundation assists plasma donors who may be unable to care for themselves. In 2013, we contributed €0.2 million to the Jose Antonio Grifols Lucas Foundation to support, among other purposes, a major study on the effect of plasmapheresis on the cholesterol levels of plasma donors.

Consultant Agreement

In 2011, subsequent to the Talecris acquisition, one of our directors entered into a consulting services contract for a term of three years, pursuant to which he will receive compensation in the amount of $1.0 million per year with an additional $2.0 million payable upon the fulfillment of certain conditions. In each of 2012 and 2013, we paid such director $1.0 million pursuant to this agreement.

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

Legal Proceedings

We are involved in various legal proceedings in the ordinary course of our business.  In the event of adverse outcomes of these proceedings, we believe that resulting liabilities will either be covered by insurance or not have a material adverse effect on our financial condition or results of operations.  See Note 30(e) to our audited consolidated financial statements included in this annual report on Form 20-F for additional information regarding the legal proceedings in which we are involved.

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

Hemophilia Associations

In 2007, we were notified of a product liability claim for maximum damages of €12,960,000 filed by a group of 100 Catalan hemophiliacs against all plasma fractionation companies.  During 2008, this claim was rejected.  The ruling was appealed, but the claim was rejected by the Appeals Court of Barcelona in January 2011.  The claimant filed another appeal before the Catalan High Court in, and that appeal was rejected in January 2012.  The claimant has filed an appeal before the Supreme Court of Spain, which is pending resolution.

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

Foreign Corrupt Practices Act Investigations

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

As a result of this investigation, shipments to some of these countries have been suspended while we put additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. In addition, as a consequence of the investigation, an agreement with a Turkish distributor was terminated giving rise to an arbitration between the parties that has now concluded. Grifols has now identified a new distributor in Turkey for the distribution of its products.

In November 2012, we were notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. We are continuing an in depth review of potential irregular practices.

There is an ongoing investigation in Italy in connection with a criminal lawsuit initiated in Naples against five of our employees, including the former general director. The investigation is expected to be concluded in 2015. We and our legal advisors consider that this investigation will be limited to the referred employees, being improbable that this matter may come to affect us.

Antitrust Approval of Talecris-Grifols Merger

On July 20, 2011, the FTC issued the Consent Order to settle its May 31, 2011 charges that our acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers. Pursuant to the Consent Order, we divested to Kedrion, on June 2, 2011, certain assets, including Talecris’ Melville, New York manufacturing facility and United States marketing rights to

Koate® DVI antihemophilic factor, and an agreed quantity of plasma and subsequently transferred to Kedrion two plasma collection centers located in Mobile, Alabama, and Winston Salem, North Carolina. Further, pursuant to the Consent Order, we and Kedrion entered into a contract manufacturing agreement under which we are supplying to Kedrion, for a period of seven years ending in 2018, Koate® DVI and private label IVIG and albumin, for sale by Kedrion in the United States, and we extended to Kedrion a five year option ending in 2016 for Kedrion to purchase a non-exclusive license to Koate®  DVI related intellectual property for use in the United States. In accordance with the Consent Order, we leased the Melville facility from Kedrion until July 1, 2013.

Effective July 1, 2013 Grifols and Kedrion agreed to an early termination of the lease agreement and completed the transfer of operations at the Melville facility to Kedrion. The parties further entered into a 3 year fractionation agreement whereby Kedrion would continue to fractionate limited amounts of plasma for further manufacture by Grifols.

The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years. We filed our first compliance report, pursuant to paragraph IX.B of the Consent Order, on July 20, 2012. Grifols filed its second compliance report in July 2013. There has been no further action by the FTC. Our next compliance report is due in July 2014.

Dividend Policy

Class A Shares

Our dividend policy is to pay out approximately 40% of our net consolidated profits.  However, the New Credit Facilities contain limitations on our ability to pay cash dividends depending on our debt levels. We may only pay cash dividends if our Leverage Ratio (as defined in the New Credit Facilities) is less than 3.50:1.00.  As of February 28, 2014, this restriction does not currently apply.  For a further discussion of the terms of the New Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit—New Credit Facilities.”

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law.  The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries.  This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €49 million at December 31, 2013.

At the general meeting held on May 24, 2013, our shareholders approved the distribution of an interim dividend of €0.20 for each Class A share, for an aggregate interim dividend of €42.6 million.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that profits for the year ended December 31, 2013 in the amount of €29 million be transferred to reserves.

Class B Shares

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

At the general meeting held on May 24, 2013, our shareholders approved the distribution of interim dividend of €0.20 for each Class B share, for an aggregate interim dividend of €26.1 million.  Additionally, our shareholders approved the distribution of a preferred dividend of €0.01 for each Class B share, for an aggregate preferred dividend of €1.3 million.

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

	Class A Shares
	High (€)	Low (€)
Fiscal Year 2009
Annual	14.53	10.10
Fiscal Year 2010
Annual	12.45	8.11
Fiscal Year 2011
Annual	15.80	9.85
Fiscal Year 2012
First Quarter	16.60	12.73
Second Quarter	20.49	15.50
Third Quarter	27.00	20.06
Fourth Quarter	27.72	24.02
Fiscal Year 2013
First Quarter	29.44	23.51
Second Quarter	32.04	25.06
Third Quarter	33.28	28.32
Fourth Quarter	35.15	28.25
Recent Months
October 2013	30.85	28.25
November 2013	34.20	29.75
December 2013	35.15	31.52
January 2014	38.81	34.07
February 2014	41.03	35.95
March 2014	42.09	38.64

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

	Class B Shares
	High (€)	Low (€)
Fiscal Year 2011
Second Quarter (from June 2nd)	11.42	10.00
Third Quarter	11.70	8.00
Fourth Quarter	10.00	7.40
Fiscal Year 2012
First Quarter	12.00	8.30
Second Quarter	15.50	11.42
Third Quarter	18.99	14.86
Fourth Quarter	20.40	16.90
Fiscal Year 2013
First Quarter	23.99	18.05
Second Quarter	24.50	19.00
Third Quarter	25.69	21.57
Fourth Quarter	26.40	21.03
Recent Months
October 2013	22.98	21.03
November 2013	25.59	22.00
December 2013	26.40	23.95
January 2014	29.79	25.60
February 2014	30.95	26.81
March 2014	31.40	28.67

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

The following table sets forth the high and low market prices, in U.S. dollars, for the Class B ADSs for the periods indicated, as reported by NASDAQ:

	Class B Shares
	High ($)	Low ($)
Fiscal Year 2011
Second Quarter (from June 2nd)	8.50	6.85
Third Quarter	8.16	5.30
Fourth Quarter	6.75	4.77
Fiscal Year 2012
First Quarter	7.90	5.32
Second Quarter	9.76	7.64
Third Quarter (through July 22)*	10.61	9.50
Third Quarter (from July 23)	22.97	18.51
Fourth Quarter	27.78	22.64
Fiscal Year 2013
First Quarter	31.03	24.09
Second Quarter	31.63	25.13
Third Quarter	33.12	28.75
Fourth Quarter	36.45	28.57
Recent Months
October 2013	31.00	28.57
November 2013	34.53	29.50
December 2013	36.45	32.82
January 2014	40.23	34.63
February 2014	42.60	36.16
March 2014	43.45	39.00

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

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia.  The majority of the transactions conducted on them are done through the Spanish Automated Quotation System.  During 2013, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

•                                          directors of listed companies, in addition to providing notice of any transaction concerning the shares or other securities or financial instruments of the issuer that are linked to these shares, must inform the CNMV of their stake upon appointment or resignation; and

•                                          listed companies must provide notice of transactions concerning their treasury shares in certain cases, which will be established in the developing regulations.

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

General

As of December 31, 2013, our share capital was €119,603,705 and comprised:

•                                          Class A shares:  213,064,899 ordinary shares with a par value of €0.50 each.  All of the Class A shares belong to the same class and series.

•                                          Class B shares:  130,712,555 non-voting preference shares with a par value of €0.10 each.  All of the Class B shares belong to the same class and series and have the preferential rights set forth in the Articles of Association.

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

The Board, with the advice of the Appointments and Remuneration Committee, sets director compensation.  As set forth in Article 26 of the Board Regulations, remuneration of the Board is fixed according to statutory provisions and will be reasonable and in line with market rates.  As set forth in Article 27 of such Board Regulations, external directors should be excluded from receiving remuneration linked to our profits or welfare systems, other than shares in Grifols, S.A., that they must hold until their resignation as directors.  Further, the establishment of equity compensation plans in which members of the Board participate must be authorized in the Articles of Association and requires the shareholders’ prior approval at a shareholders’ meeting.  Additionally, the amount of external directors’ remuneration should be calculated in order to incentivize dedication but not become an obstacle to independence.

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

Also, at the general shareholder meeting on extraordinary matters held on December, 4 2012, our shareholders authorized the board of directors to increase share capital up to 50% of the existing share capital at that time. Within this authorization, on April 16, 2013, the board of directors adopted an increase by issuing an additional 884,997 Class B shares, with a share premium of €23.02, in order to pay half of the purchase price of the Progenika acquisition.  The issuance of these shares increased share capital by a nominal amount of €0.09 million.

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

5.25% Senior Notes due 2022

For a summary of the material terms of the Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — 5.25% Senior Notes due 2022.”

New Credit Facilities

For a summary of the material terms of the New Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — New Credit Facilities.”

New Interim Loan Facility

For a summary of the material terms of the New Interim Loan Facility, see Item 4 of this Part I, “Information on the Company — A. History and Development of the Company — Important Events — The Novartis Acquisition and Related Financing — Refinancing.”

Bridge Loan Facility

For a summary of the material terms of the Bridge Loan Facility, see Item 4 of this Part I, “Information on the Company — A. History and Development of the Company — Important Events — The Novartis Acquisition and Related Financing — The Novartis Acquisition.”

Novartis Agreement

For a summary of the material terms of the Novartis Agreement, see Item 4 of this Part I, “Information on the Company — A. History and Development of the Company — Important Events — The Novartis Acquisition and Related Financing.”

ADS Purchase Agreement

For a summary of the material terms of the ADS Purchase Agreement, see Item 4 of this Part I, “Information on the Company — A. History and Development of the Company — Important Events — Class B ADS Purchase and Sale.”

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

Spanish Wealth Tax

On September 16, 2011, Royal Decree 13/2011 approved the reintroduction of the Spanish wealth tax (originally introduced under Law 19/1991) for 2011 and 2012. The Spanish wealth tax was has been extended to apply also in 2013 pursuant to Law 16/2012, of December 27, 2012, adopting various tax measures aimed at strengthening public finances and economic activity, and it has been extended again for 2014 through Law 22/2013, of December 23, on the General State Budget for 2014. As a result, individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax, which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If the tax authorities take this view, individuals subject to the Spanish wealth tax will be taxed at marginal rates of 0.2% to 2.5% (as published by the Spanish Ministry of Economy and Public Administrations) of the average market value of their shares or ADSs during the last quarter of the relevant year, subject to a tax-free allowance of €700,000.

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

Medicare Contribution Tax on Unearned Income

A U.S. Holder that is an individual is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder that is an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s undistributed “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s adjusted gross income for the taxable year over the amount at which the highest tax bracket begins for that taxable year (currently $7,500). A U.S. Holder’s net investment income will generally include, among other items, the amount of gross dividend income and the amount of any net gains from such U.S. Holder’s disposition of your shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to income and gains in respect of their investment in the shares or ADSs.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2013, equity would have increased by €204 million (€145.9 million at December 31, 2011) and profit would have decreased by €20 million (€4.8 million at December 31, 2012).  This analysis assumes that all other variables are held constant, especially that interest rates remain constant.  A 10% weakening of the U.S. dollar against the euro at December 31, 2013 and 2012 would have had the opposite effect for the amounts shown above, all other variables being held constant.

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

A significant part of the financing obtained during 2013 accrues interest at fixed rates. This fixed interest debt amounts to $1.1 billion, which represents approximately 29% of our total U.S. dollar denominated debt.

With respect to the remaining senior U.S. dollar denominated debt, which totaled $2.1 billion at December 31, 2013 and is at variable rates, we have contracted a variable to fixed interest rate swap. At December 31, 2013, the nominal part of this hedging instrument amounted to $1.2 billion. This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal. The purpose of the swaps is to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps, we undertake to exchange the difference between fixed interest and variable interest with other parties periodically. The notional amount of the swap hedged 57% of our variable interest rate senior U.S. dollar denominated debt at December 31, 2013 (63% at December 31, 2012).

Our variable interest rate senior euro denominated debt totaled €372 million at December 31, 2013, and represented approximately 14% of our total debt (14% at December 31, 2012). All of such debt is at variable rates. We manage cash flow interest rate risks through euro denominated variable to fixed interest rate swaps. The nominal part of this hedging instrument amounted to €100 million, representing hedging of 27%, of our variable interest rate senior euro denominated debt at December 31, 2013 (25% at December 31, 2012).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates is accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements for financial hedging instruments.

If the interest rate at December 31, 2013 had been 100 basis points higher, our interest expense would have increased by €9.7 million (€6.2 million at December 31, 2012), the finance expense due to changes in the value of derivatives would have been €10.4 million lower (€23.6 million at December 31, 2012) and equity would have increased by €18.8 million (€27.8 million at December 31, 2012) as a result of changes in derivatives to which hedge accounting is applied.

Market Price Risk

We are subject to price risk with respect to raw materials, which is mitigated by the vertical integration of the hemoderivatives business in a sector that is highly concentrated.

We signed two unquoted futures contracts, the underlying assets of which were shares in Grifols, S.A. accounted for at fair value through profit or loss.  Such instruments were therefore exposed to risk of value fluctuations.  We settled these contracts during 2012, obtaining cash of €31.5 million and finance income of €27.9 million.

Item 12.                                                  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.                                    Debt Securities

Not Applicable.

B.                                    Warrants and Rights

Not Applicable.

C.                                    Other Securities

Not Applicable.

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols, S.A. certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees.  It has covered all such expenses incurred by us during 2013 for an amount of $1.03 million.  The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

As part of its service to us, Deutsche Bank Trust Company Americas has also agreed to waive the cost of providing administrative and reporting services, including the cost of accessing its intelligence database for our ADR programs, which totaled $160,000 for 2013.

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

Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013.  In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).  Based on their assessment under these criteria, our management believes that, at December 31, 2013 our internal control over financial reporting is effective.

C.                                    Attestation Report of the Registered Public Accounting Firm

KPMG Auditores, S.L., an independent registered public accounting firm, who also audit the Group’s consolidated financial statements, has audited the effectiveness of Grifols S. A.’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on page F-1 of this annual report on Form 20-F.

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

Item 16.C.                                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2013 and 2012, and breaks down these amounts by category of service:

	2013	2012
	(in thousands of euros)
Audit fees	3,338	3,231
Audit-related fees(1)	48	12
Tax fees	23	32
All other fees(2)	297	71
	3,706	3,346

(1)                                 Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors.

(2)                                 All other fees primarily relate to due diligence of businesses acquired and training.

The table below sets forth the total fees paid to other auditors for services performed in the years 2013 and 2012, and breaks down these amounts by category of service:

	2013	2012
	(in thousands of euros)
Audit fees	32	23
Audit-related fees	13	8
Tax fees	45	—
All other fees	51	52
	141	83

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

Item 16.D.                                      EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E.                                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table includes information about our share purchases during 2013:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
March 1, 2013 through March 31, 2013(1)	4,402,986 Class B Shares	$27.00	0	N/A

(1)                                 On March 11, 2013, we purchased 4,402,986 of our Class B ADSs from Cerberus for a total purchase price of $118,880,622, or $27 per ADS, pursuant to the ADS Purchase Agreement. For a summary of the material terms of the ADS Purchase Agreement, see Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events.”

In November 2013, we sold 4,402,986 ADSs, representing all of our treasury stock, for €11.2 million.  As of December 31, 2013, we hold no treasury stock.

Item 16.F.                                       CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

Item 19.                                                  EXHIBITS

Exhibit Number	Description
1.1	Articles of Association (Estatutos) of Grifols, S.A.

1.2	Articles of Association (Estatutos) of Grifols, S.A. (English translation)

2.1

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by referenced to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636 filed July 12, 2012))

2.2

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed March 9, 2011)

2.3

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed May 18, 2009)

2.4*

Senior Notes Indenture, dated as of March 12, 2014, relating to the 5.25% Senior Notes due 2022, among Grifols Worldwide Operations Limited, the guarantors signatory thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

2.5*	Form of 5.25% Senior Note (included as Exhibit A to Exhibit 4.1)

2.6*	Registration Rights Agreement, dated March 12, 2014, by and among Grifols Worldwide Operations Limited and Nomura Securities International, Inc., as representative of the several initial purchasers

2.7

American Depositary Share Purchase Agreement, dated March 8, 2013, by and among Grifols, S.A. and the selling entities party thereto (incorporated herein by reference to Exhibit 2.8 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 5, 2013)

4.1*	Share and Asset Purchase Agreement, dated November 10, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, G-C Diagnostics Corp. and Grifols, S.A.†

4.2*	Amendment No. 1 to Share and Asset Purchase Agreement, dated December 27, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, G-C Diagnostics Corp. and Grifols, S.A.

4.3*	Amendment No. 2 to Share and Asset Purchase Agreement, dated January 9, 2014, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, G-C Diagnostics Corp. and Grifols, S.A.†

4.4*

Credit and Guaranty Agreement, dated as of February 27, 2014, among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A, certain subsidiaries of Grifols, S.A., the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative and collateral agent

4.5*

U.S. Pledge and Security Agreement, dated February 27, 2014, among Grifols Worldwide Operations Limited, each of the subsidiaries of Grifols, S.A. as grantors, and Deutsche Bank AG New York Branch, as collateral agent for the secured parties

4.6*	Amendment to Credit Agreement and Amendment to Security Agreement, dated as of March 17, 2014, among

Exhibit Number	Description

Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A, certain subsidiaries of Grifols, S.A., the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative and collateral agent

4.7*	Pledge Agreement, dated as of February 27, 2014, between Grifols, S.A. and Deutsche Bank AG New York Branch, as collateral agent

4.8*	Patent Security Agreement, dated as of February 27, 2014, among the grantors party thereto and Deutsche Bank AG New York Branch, as collateral agent for the secured parties

4.9*	Trademark Security Agreement, dated as of February 27, 2014, among the grantors party thereto and Deutsche Bank AG New York Branch, as collateral agent for the secured parties

4.10*	Credit and Guaranty Agreement, dated as of January 3, 2014, among Grifols, S.A., certain subsidiaries of Grifols, S.A. and Nomura Corporate Funding Americas, LLC, as administrative agent

4.11*

Credit and Guaranty Agreement, dated as of February 27, 2014, by and among Grifols Worldwide Operations Limited, Grifols, S.A., certain subsidiaries of Grifols S.A. and Deutsche Bank AG Cayman Islands Branch, as administrative agent

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

* Filed herewith.

† Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Exchange Act. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRIFOLS, S.A.

	By:	/s/ Víctor Grifols Roura
		Name:	Víctor Grifols Roura

		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 4, 2014

GRIFOLS, S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Grifols, S.A.

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statement of profit or loss, and consolidated statements of comprehensive income, changes in consolidated equity and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited Grifols S.A.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grifols S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Grifols S.A.’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grifols, S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Grifols S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores, S.L.

Barcelona, Spain

April, 4 2014

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2013 and 2012

Assets	31/12/13	31/12/12
	(Expressed in thousands of Euros)
Goodwill (note 7)	1,829,141	1,869,899
Other intangible assets (note 8)	946,435	969,095
Property, plant and equipment (note 9)	840,238	810,107
Investments in equity-accounted investees (note 10)	35,765	2,566
Non-current financial assets (note 11)	15,196	16,526
Deferred tax assets (note 2(a) and 28)	34,601	24,717
Total non-current assets	3,701,376	3,692,910
Inventories (note 12)	946,913	998,644
Trade and other receivables
Trade receivables	385,537	366,022
Other receivables	36,511	43,833
Current tax assets	43,533	37,318
Trade and other receivables (note 13)	465,581	447,173
Other current financial assets (note 11)	1,200	460
Other current assets (note 14)	17,189	14,960
Cash and cash equivalents (note 15)	708,777	473,327
Total current assets	2,139,660	1,934,564
Total assets	5,841,036	5,627,474

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2013 and 2012

Equity and liabilities	31/12/13	31/12/12
	(Expressed in thousands of Euros)
Share capital	119,604	117,882
Share premium	910,728	890,355
Reserves	883,415	620,144
Treasury stock	0	(3,060)
Interim dividend	(68,755)	0
Profit for the year attributable to the Parent	345,551	256,686
Total equity	2,190,543	1,882,007
Cash flow hedges	(25,791)	(33,036)
Translation differences	(63,490)	27,797
Other comprehensive expenses	(89,281)	(5,239)
Equity attributable to the Parent (note 16)	2,101,262	1,876,768
Non-controlling interests (note 18)	5,942	3,973
Total equity	2,107,204	1,880,741
Liabilities
Grants (note 19)	7,034	5,855
Provisions (note 20)	4,202	3,348
Non-current financial liabilities (note 21)	2,553,211	2,690,819
Deferred tax liabilities (notes 2(a) and 28)	454,089	453,846
Total non-current liabilities	3,018,536	3,153,868
Provisions (note 20)	51,459	55,139
Current financial liabilities (note 21)	258,144	195,578
Debts with associates (note 32)	2,683	2,668
Trade and other payables
Suppliers	273,621	228,405
Other payables	42,388	27,357
Current tax liabilities	2,934	5,679
Total trade and other payables (note 22)	318,943	261,441
Other current liabilities (note 23)	84,067	78,039
Total current liabilities	715,296	592,865
Total liabilities	3,733,832	3,746,733
Total equity and liabilities	5,841,036	5,627,474

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statement of Profit or Loss

for the years ended 31 December 2013, 2012 and 2011

	31/12/13	31/12/12	31/12/11
	(Expressed in thousands of Euros)
Continuing Operations
Net revenue (note 24)	2,741,732	2,620,944	1,795,613
Cost of sales	(1,323,880)	(1,291,345)	(968,133)
Gross Profit	1,417,852	1,329,599	827,480
Research and Development	(123,271)	(124,443)	(89,360)
Sales, General and Administration expenses	(558,461)	(545,072)	(459,259)
Operating Expenses	(681,732)	(669,515)	(548,619)
Operating Results	736,120	660,084	278,861
Finance income	4,869	1,677	5,761
Finance costs	(239,991)	(284,117)	(200,562)
Change in fair value of financial instruments	(1,786)	13,013	1,279
Impairment and gains /(losses) on disposal of financial instruments	792	2,107	(805)
Exchange losses	(1,303)	(3,409)	(3,447)
	(237,419)	(270,729)	(197,774)
Share of losses of equity accounted investees (note 10)	(1,165)	(1,407)	(1,064)
Profit before income tax from continuing operations	497,536	387,948	80,023
Income tax expense (note 28)	(155,482)	(132,571)	(29,795)
Profit after income tax from continuing operations	342,054	255,377	50,228
Consolidated profit for the year	342,054	255,377	50,228
Profit attributable to the Parent	345,551	256,686	50,307
Loss attributable to non-controlling interest (note 18)	(3,497)	(1,309)	(79)
Basic earnings per share (Euros) (see note 17)	1.01	0.75	0.16
Diluted earnings per share (Euros) (see note 17)	1.01	0.75	0.16

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2013, 2012 and 2011

	31/12/13	31/12/12	31/12/11
	(Expressed in thousands of Euros)
Consolidated profit for the year	342,054	255,377	50,228
Other comprehensive expenses
Items for reclassification to profit or loss
Translation differences	(91,610)	(31,016)	109,607
Equity accounted investees (note 10)	(359)	0	0
Cash flow hedges - effective part of changes in fair value	22,943	(25,140)	(33,871)
Cash flow hedges - amounts taken to profit and loss	(11,471)	6,300	2,870
Tax effect	(4,227)	6,988	11,568
Other comprehensive income for the year, after tax	(84,724)	(42,868)	90,174
Total comprehensive income for the year	257,330	212,509	140,402
Total comprehensive income attributable to the Parent	261,509	213,831	140,407
Total comprehensive expense attributable to the non-controlling interests	(4,179)	(1,322)	(5)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2013, 2012 and 2011

	31/12/13	31/12/12	31/12/11
	(Expressed in thousands of Euros)
Cash flows from operating activities
Profit before tax	497,536	387,948	80,023
Adjustments for:	347,853	400,950	313,915
Amortisation and depreciation (note 26)	128,469	129,126	90,639
Other adjustments:	219,384	271,824	223,276
(Profit) / losses on equity accounted investments (note 10)	1,165	1,407	1,064
Exchange gains	1,303	3,409	3,447
Impairment of assets and net provision charges	4,611	8,104	23,806
(Profit) / losses on disposal of fixed assets	4,689	12,542	19,366
Government grants taken to income (note 19)	(1,130)	(930)	(1,304)
Finance expense / (income)	228,308	258,060	180,567
Other adjustments	(19,562)	(10,768)	(3,670)
Change in operating assets and liabilities	40,332	(43,617)	(51,279)
Change in inventories	17,277	14,509	6,909
Change in trade and other receivables	(35,694)	44,258	(54,142)
Change in current financial assets and other current assets	(2,612)	(5,645)	9,321
Change in current trade and other payables	61,361	(96,739)	(13,367)
Other cash flows used in operating activities	(293,710)	(238,163)	(122,431)
Interest paid	(157,880)	(180,539)	(139,883)
Interest recovered	5,423	2,923	3,582
Income tax (paid) / received	(141,253)	(60,547)	13,870
Net cash from operating activities	592,011	507,118	220,228
Cash flows from investing activities
Payments for investments	(252,827)	(177,195)	(1,784,464)
Group companies and business units (notes 2 (c) and 3)	(69,172)	(11,067)	(1,624,869)
Property, plant and equipment and intangible assets	(172,849)	(166,128)	(159,899)
Property, plant and equipment	(138,460)	(146,028)	(137,200)
Intangible assets	(34,389)	(20,100)	(22,699)
Other financial assets	(10,806)	—	304
Proceeds from the sale of investments	16,793	112,760	165,738
Property, plant and equipment	16,793	79,896	160,266
Associates	—	1,883	5,472
Other financial assets	—	30,981	—
Net cash used in investing activities	(236,034)	(64,435)	(1,618,726)
Cash flows from financing activities
Proceeds from and payments for equity instruments	35,221	(9)	(2,830)
Issue	20,461	—	(2,830)
Payments for treasury stock (note 16 (d))	(120,429)	(5,194)	—
Sales of treasury stock (note 16 (d))	135,189	5,185	—
Proceeds from and payments for financial liability instruments	(79,413)	(255,569)	1,762,550
Issue	53,507	25,727	2,994,741
Redemption and repayment	(132,920)	(281,296)	(1,232,191)
Dividends and interest on other equity instruments	(69,138)	—	—
Dividends paid	(70,062)	—	—
Dividends received	924	—	—
Other cash flows from / (used in) financing activities	8,184	(49,752)	(284,748)
Financing costs included on the amortized costs of the debt	—	(43,752)	(285,088)
Other amounts from / (used in) financing activities	8,184	(6,000)	340
Net cash from/(used in) financing activities	(105,146)	(305,330)	1,474,972
Effect of exchange rate fluctuations on cash	(15,381)	(4,612)	24,463
Net increase in cash and cash equivalents	235,450	132,741	100,937
Cash and cash equivalents at beginning of the year	473,327	340,586	239,649
Cash and cash equivalents at end of year	708,777	473,327	340,586

The accompanying notes form an integral part of the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2013, 2012 and 2011

(Expressed in thousands of Euros)

	Attributable to equity holders of the Parent
				Profit attributable			Accumulated other comprehensive income		Equity attributable
	Share	Share		to	Interim	Treasury	Translation	Cash flow	to	Non-controlling
	capital	premium	Reserves *	Parent	dividend	stock	differences	hedges	Parent	interests	Equity

Balances at 31 December 2010	106,532	121,802	403,604	115,513	—	(1,927)	(50,733)	(1,751)	693,040	14,350	707,390

Translation differences	—	—	—	—	—	—	109,533	—	109,533	74	109,607

Cash flow hedges	—	—	—	—	—	—	—	(19,433)	(19,433)	—	(19,433)

Other comprehensive income for the year	—	—	—	—	—	—	109,533	(19,433)	90,100	74	90,174

Profit/(loss) for the year	—	—	—	50,307	—	—	—	—	50,307	(79)	50,228

Total comprehensive income / (expense) for the year	—	—	—	50,307	—	—	109,533	(19,433)	140,407	(5)	140,402
Capital increase June 2011 (note 16(a))	8,382	768,553	(2,514)	—	—	—	—	—	774,421	—	774,421
Capital increase December 2011 (note 16(a))	2,968	—	(3,325)	—	—	—	—	—	(357)	—	(357)
Other changes (note 16)	—	—	52,828	—	—	—	—	—	52,828	(213)	52,615
Acquisition of Non-controlling interest (note 3)	—	—	2,168	—	—	—	—	—	2,168	(11,645)	(9,477)

Distribution of 2010 profit
Reserves	—	—	115,513	(115,513)	—	—	—	—	—	—	—

Operations with equity holders or owners	11,350	768,553	164,670	(115,513)	—	—	—	—	829,060	(11,858)	817,202

Balance at 31 December 2011	117,882	890,355	568,274	50,307	—	(1,927)	58,800	(21,184)	1,662,507	2,487	1,664,994

Translation differences	—	—	—	—	—	—	(31,003)	—	(31,003)	(13)	(31,016)

Cash flow hedges	—	—	—	—	—	—	—	(11,852)	(11,852)	—	(11,852)

Other comprehensive expense for the year	—	—	—	—	—	—	(31,003)	(11,852)	(42,855)	(13)	(42,868)

Profit/(loss) for the year	—	—	—	256,686	—	—	—	—	256,686	(1,309)	255,377

Total comprehensive income / (expense) for the year	—	—	—	256,686	—	—	(31,003)	(11,852)	213,831	(1,322)	212,509

Other changes	—	—	1,563	—	—	(1,133)	—	—	430	(59)	371
Acquisition of Non-controlling interest (note 3 (b))	—	—	—	—	—	—	—	—	—	2,867	2,867

Distribution of 2011 profit
Reserves	—	—	50,307	(50,307)	—	—	—	—	—	—	—

Operations with equity holders or owners	—	—	51,870	(50,307)	—	(1,133)	—	—	430	2,808	3,238

Balance at 31 December 2012	117,882	890,355	620,144	256,686	—	(3,060)	27,797	(33,036)	1,876,768	3,973	1,880,741

Translation differences	—	—	—	—	—	—	(91,287)	—	(91,287)	(682)	(91,969)

Cash flow hedges (note 16 (f))	—	—	—	—	—	—	—	7,245	7,245	—	7,245

Other comprehensive income / (expense) for the year	—	—	—	—	—	—	(91,287)	7,245	(84,042)	(682)	(84,724)

Profit/(loss) for the year	—	—	—	345,551	—	—	—	—	345,551	(3,497)	342,054

Total comprehensive income / (expense) for the year	—	—	—	345,551	—	—	(91,287)	7,245	261,509	(4,179)	257,330

Net change in treasury stock (note 16 (d))	—	—	11,806	—	—	3,060	—	—	14,866	—	14,866
Capital increase January 2013 (note 16 (a))	1,633	—	(1,665)	—	—	—	—	—	(32)	—	(32)
Capital increase April 2013 (note 16 (a))	89	20,373	(375)	—	—	—	—	—	20,087	—	20,087
Acquisition of non-controlling interests (note 16 (c))	—	—	(2,800)	—	—	—	—	—	(2,800)	2,895	95
Acquisition of non-controlling interests in investees (note 3 (a))	—	—	—	—	—	—	—	—	—	1,712	1,712
Other changes	—	—	2	—	—	—	—	—	2	1,541	1,543
Interim dividend	—	—	924	—	(68,755)	—	—	—	(67,831)	—	(67,831)

Distribution of 2012 profit
Reserves	—	—	255,379	(255,379)	—	—	—	—	—	—	—
Dividends (Class B shares)	—	—	—	(1,307)	—	—	—	—	(1,307)	—	(1,307)

Operations with equity holders or owners	1,722	20,373	263,271	(256,686)	(68,755)	3,060	—	—	(37,015)	6,148	(30,867)

Balance at 31 December 2013	119,604	910,728	883,415	345,551	(68,755)	—	(63,490)	(25,791)	2,101,262	5,942	2,107,204

* Reserves include accumulated earnings, legal reserves and other reserves

The accompanying notes form an integral part of the consolidated fnancial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(1)         Nature, Principal Activities and Subsidiaries

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share.

The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008.

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market) (see note 16).

In November 2011 the Company registered its High-Yield Senior Unsecured Notes at the Securities Exchange Commission (SEC) (see note 21).

Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated financial statements.

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives.

The main factory locations of the Group’s Spanish companies are in Barcelona, Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California, USA) and Clayton (North Carolina, USA).

(2)         Basis of Presentation

The consolidated financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated financial statements for 2013, 2012 and 2011 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) and other legislative provisions contained in the applicable legislation governing financial information to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2013 and 2012, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for each of the years in the three-year period then ended.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by Capital markets regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Group’s consolidated financial statements for 2013, 2012 and 2011 have been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board, and in the case of Grifols, S.A. and subsidiaries do not differ from IFRS as adopted by the European Union taking into account all mandatory accounting policies and rules and measurement bases with material effect, as well as the alternative treatments permitted by the relevant standards in this connection.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)         Comparative information

Changes to presentation of the statement of comprehensive income

As a result of the application of IAS 1 as amended, the Group has changed the presentation of the items included in the statement of comprehensive income to show separately those that will be transferred to the statement of profit or loss in the future from those which will not. Comparative information has been revised in this regard. Furthermore, in accordance with the transitional provisions of IFRS 13, the comparative information for 2012 and 2011 does not include the information required by this rule breakdown.

Acquisition of Talecris Group in 2011

As explained in note 3(d), on 2 June 2011 the Group acquired a 100% interest in the US company Talecris Biotherapeutics Holdings Corp. Therefore, the information for the year ended 31 December 2011 includes 7 months of activity of the Talecris companies.

(b)         Relevant accounting estimates, assumptions and judgements used when applying accounting principles

The preparation of the consolidated financial statements in conformity with IFRS-IASB requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the amounts recognised in the consolidated financial statements.

•                       The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see notes 4(k) and 31). The High Yield Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

•                       The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                       Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h). Although estimates are calculated by the Company’s management based on the best information available at 31 December 2013, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                       Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see notes 4(l), 16(f) and 31).

•                       Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred (see note 4(j) and 9(c)). If the lease contract is renewed or amended the Group conducts a new evaluation.

•                       Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3.

•                       Evaluation of the capitalisation of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                       Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 30.

•                       Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities (see notes 5 and 31).

•                       Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognised to the extent that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amount and timing of future taxable profits. Capitalisation of deferred tax assets relating to investments in Group companies depends on whether they will reverse in the foreseeable future (see notes 4(t) and 28).

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 31.

Grifols management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

(c)          Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2013, 2012 and 2011, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method.

Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares.

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

Changes in subsidiaries

In 2013 Grifols incorporated the following companies:

•                 G-C Diagnostics Corp. (USA)

•                 Grifols Switzerland AG (Switzerland)

•                 Grifols Pharmaceutical Consulting (Shanghai) Co. Ltd (China)

•                 Grifols Worldwide Operations, Ltd (Ireland)

On 27 February 2013 the Group acquired  shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase) of the Spanish biotechnology group of companies headed by Progenika Biopharma, S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand (see note 3(a)).

During the second half of 2013 Talecris Biotherapeutics Overseas Services, Corp. was wound up. The assets and liabilities of these companies have been integrated into Grifols Therapeutics, Inc.

On 29 February 2012 and in relation to the strategic R&D priorities of the Group, Grifols acquired 51% of the capital of Araclon Biotech, S.L. for a total of Euros 8,259 thousand (see note 3 (b)). As explained in note 16 (c), in May 2013 Araclon Biotech, S.L. carried out a share capital increase of Euros 7 million, Euros 6.9 million of which were subscribed by the Group.

During the first half of 2012, Grifols incorporated a new company, under the name Gri-Cei, S/A Produtos para transfusão with the Brazilian company CEI Comercio Exportação e Importação de Materiais Médicos, Ltda in which Grifols owns 60% of shares and has the control of the company. Gri-Cei was established in order to manufacture bags for extraction, separation, conservation and transfusion of blood components in Brazil. During 2013 Grifols, S.A. carried out a share capital increase of Euros 2,320 thousand.

On 2 June 2011, the Group acquired 100% of the share capital of the US company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specialises in the production of plasma-derived biological medicines, for a total of Euros 2,593 million (US Dollars 3,737 million) (see note 3(d)).

In August 2011, the Group acquired the remaining 51% of the share capital of the holding company of the Australian-Swiss group Lateral-Medion, of which it had acquired 49% of the share capital and 100% of the voting rights on 3 March 2009 (see note 3 (e)). During the third quarter of 2012 all of the Australian companies have been wound up, with the exception of Grifols Australia Pty Ltd. The assets and liabilities of these companies have been integrated into Grifols Australia Pty. Ltd.

Changes in associates

On 19 November 2013, the Group company Gri-Cel, S.A., which is the affiliate that centralises the Company’s investments in R&D companies and projects in fields of medicine other than its core business, acquired 21.3% of TiGenix N.V. for a total of Euros 12,443 thousand. This investment has been accounted for using the equity method.

On 20 May 2013 the Group announced the signing of a worldwide exclusive licensing agreement with Aradigm Corporation to develop and commercialise Pulmaquin and Lipoquin, on the condition that Grifols, S.A. would participate in the capital increase.

On 27 August 2013 the Group acquired a 35% interest in Aradigm Corporation for a total of US Dollars 26 million (Euros 20.6 million) and, therefore, the exclusive worldwide licensing agreement to develop and

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

commercialise Pulmaquin and Lipoquin became effective (see note 10). All shares have the same voting and economic rights.

On 6 July 2012, the Group company Gri-Cel, S.A. acquired 40% of the capital of VCN Bioscience, S.L. for a total of Euros 1,500 thousand. This investment has been accounted for using the equity method. VCN Bioscience, S.L. is specialised in the research and development of new therapeutic approaches for tumours based on the use of oncologic viruses. Grifols has committed under certain conditions to finance VCN Bioscience, S.L.’s on-going projects for a minimum amount of Euros 5 million and it can result in Grifols increasing its share in the capital of VCN Bioscience, S.L.

(d)         Amendments to IFRS-IASB in 2013, 2012 and 2011

In accordance with IFRSs, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated financial statements of the Group.

Effective date in 2011

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

Effective date in 2012

Standards effective as of 1 January 2012

•                  Amendment to IFRS 7 Financial Instruments: Disclosures — Transfers of Financial Assets (effective date for annual periods beginning on or after 1 July 2011).

Effective date in 2013

Standards effective as of 1 January 2013

•                 Amendments to IFRS 1: — Government Loans. Effective for annual periods beginning on or after 1 January 2013.

•                 Amendments to IAS 1 Presentation of Components of Other Comprehensive Income. Effective for annual periods beginning on or after 1 July 2012.

•                 IAS 19 Employee Benefits Effective for annual periods beginning on or after 1 January 2013.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                 IAS 27 Separate Financial Statements. Effective for annual periods beginning on or after 1 January 2013.

•                 IAS 28 Investments in Associates and Joint Ventures. Effective for annual periods beginning on or after 1 January 2013.

•                 Amendments to IFRS 7: Offsetting Financial Assets and Financial Liabilities: Disclosure. Effective for annual periods beginning on or after 1 January 2013.

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

•                 IFRS 13 Fair Value Measurement. Effective for annual periods beginning on or after 1 January 2013.

•                 Improvements to IFRSs (2009-2011) issued on 17 May 2012. Effective for annual periods beginning on or after 1 January 2013.

Standards issued but not effective on 2013

•                 IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 January 2014.

•                 Amendments to IAS 36: Recoverable amount Disclosures for Non-Financial Assets. Effective for annual periods beginning on or after 1 January 2014.

•                 Amendment to IAS 39: Novation of derivatives and continuation of hedge accounting. Effective for annual periods beginning on or after 1 January 2014.

•                 Investment Entities. Amendments to IFRS 10, IFRS 12 and IAS 27, Investment companies. Effective for annual periods beginning on or after 1 January 2014.

•                 IFRIC 21 Levies. Effective for annual periods beginning on or after 1 January 2014.

•                 IAS 19 Employee Benefits. Defined benefit pension plans. Effective for annual periods beginning on or after 1 July 2014.

•                 Improvements to IFRS (2010-2012). Effective for annual periods beginning on or after 1 July 2014.

•                 Improvements to IFRS (2011-2013). Effective for annual periods beginning on or after 1 July 2014.

The application of these standards and interpretations has had no material impact on these consolidated financial statements. In regards to IAS 1 as amended, which requires the separate presentation of other income and expense recognized directly in equity that can be transferred to the statement of profit or loss in the future from those which can not be transferred, the consolidated statement of comprehensive income has been adapted for the year 2013 as well as for the comparative figures.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(3)         Business Combinations

2013

(a)         Progenika Biopharma

On 27 February 2013 the Group acquired  shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase mentioned below) of the Spanish biotechnology group of companies headed by Progenika Biopharma, S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand. The acquisition was paid through the following:

•                  50% of the purchase price has been paid in exchange for 884,997 Class B non-voting Grifols shares, with a fair value of Euros 20.91 per share. The Group granted to the selling shareholders the option to resell the Class B shares at the same price during the first five days following the acquisition date. Selling shareholders representing 879,913 shares executed this option, and the cash paid amounted to Euros 18,399 thousand, being considered as cash for investment activities in the statement of cash flows.

•                  The remaining 50% of the price has been paid in cash (Euros 18,505 thousand).

The non-voting Grifols Class B shares have been provided by a related party under a loan agreement signed on 12 February 2013 (see note 32). On 16 April 2013, the Company´s share capital has been increased in the nominal amount of Euros 88,499.70 by issuing and placing in circulation 884,997 new Class B shares without voting rights. The share capital increase has enabled Grifols to issue the number of shares needed to pay the price for the acquisition of Progenika in shares and thus return the Lender the non-voting shares that were lent pursuant to the provisions of the Loan Agreement (see note 16).

Additionally, the Group and the selling shareholders have granted each other call and put option rights over the shares representing 35% (32.9% after Ekarpen capital increase mentioned below) of the remaining share capital held by the aforementioned sellers, with may be exercised in three years. The purchase price of the shares subject to the put and call option amounts to Euros 21,701 thousand, increased at the rate of 5% per annum and has been treated as a financial liability (see note 21 (e)). The conditions of the payment of these shares will be the same as the initial acquisition.

Grifols, Progenika and the investment vehicle EKARPEN SPE, S.A. (hereinafter “Ekarpen”), owned by the Basque Government, Kutxabank, Caja Laboral —Euskadiko Kutxa, Lagun Aro and the Provincial Governments of the Basque Country, have agreed that Ekarpen subscribes a share capital increase pursuant to which, for an amount of Euros 5,000 thousand, Ekarpen has received new shares representing approximately 6.5% of the share capital of Progenika. These shares are subject to a call and put option which may be exercised at the end of a 5-year period for a purchase price of Euros 5,000 thousand and has been treated as financial liability (see note 21 (e)). The call option has premium costs of Euros 300 thousand for each of the 5-year period.

As the non-controlling shareholders do not have present access to the economic benefits associated with the underlying ownership interests related to shares under the put and call options, the Group has applied the anticipated-acquisition method. Under this method, Grifols recognises the contract as an anticipated acquisition of the underlying non-controlling interest, as if the put option had already been exercised by the non-controlling shareholders.

Progenika specialises in the development of technology for personalised medicine, focusing on the design and manufacture of in-vitro genome and proteome-based diagnostic tests, disease prognosis and prediction and monitoring of responses to pharmacological treatment. It has also developed its own technology for the production of DNA chips for diagnosis and prognosis and it is an international leader in this field. In particular, Progenika has pioneered the development of molecular biology tests for the performance of transfusional compatibility studies.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Thousands of Euros
Payment in cash	18,505
Payment in Class B shares	18,505
Deferred acquisition costs (put and call option)	26,701
Total cost of the business combination	63,711
Fair value of net assets acquired	23,195
Goodwill (note 7)	40,516
Payment in cash	36,904
Cash and cash equivalents of the acquired company	(2,283)

Net cash outflow for the acquisition	34,621

Had the acquisition taken place at 1 January 2013, the Group’s revenue and consolidated profit for the year ended 31 December 2013 would not have varied significantly.

At the date of acquisition the consolidated amounts of recognised assets, liabilities and contingent liabilities are as follows:

Fair value
Thousands of Euros
Intangible assets (note 8)	29,585
Property, plant and equipment (note 9)	7,277
Non-current financial assets	210
Deferred tax assets (note 28)	11,549
Inventories	481
Trade and other receivables	10,177
Other current assets	151
Cash and cash equivalents	2,283
Total assets	61,713
Non-current financial liabilities	18,792
Deferred tax liabilities (note 28)	6,678
Current financial liabilities	5,540
Trade and other payables	1,592
Current provisions (note 20 (b))	37
Other current liabilities	4,167
Total liabilities and contingent liabilities	36,806
Total net assets of the business acquired	24,907
Non-controlling interests (note 18)	(1,712)
Total net assets acquired	23,195

The fair value of intangible assets (primarily the currently marketed products) has been calculated based on “excess earnings” (income approach), whereby the asset is measured after deducting charges or rentals that must be settled to enable use of the remaining assets required to operate the intangible asset being measured.

Definitive goodwill generated in the acquisition includes the future development of unique technology and products, as well as the workforce and other synergies related to the R&D activity and has been allocated to the Diagnostic segment. Goodwill is not expected to be tax deductible.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

2012

(b)         Araclon Biotech, S.L.

On 29 February 2012 and in relation to the Group’s strategic R&D priorities, Grifols acquired 51% of the capital of Araclon Biotech, S.L. for a total of Euros 8,259 thousand.

Araclon Biotech, S.L. was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s and the development of an effective immunotherapy (vaccine) for this disease.

The operation was carried out by the investment vehicle, Gri-Cel, S.A., that centralizes the Group’s investments in R&D projects in fields of medicine other than its core business, such as advanced therapies.

Grifols has committed under certain conditions to finance Araclon Biotech, S.L.’s on-going projects for the next five years. The total amount is expected not be higher than Euros 25 million and it will result in Grifols, S.A. increasing its share in the capital of Araclon Biotech, S.L. During 2013 the Group has made a contribution of Euros 6.9 million.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

Thousands of Euros
Payment in cash	8,259
Total business combination cost	8,259
Fair value of net assets acquired (Euros 4,448 thousand x 51%)	2,259
Goodwill (note 7)	6,000
Payment in cash	8,259
Cash and other liquid cash equivalents of the acquired company	(2,089)
Net cash outflow paid for the acquisition	6,170

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At the date of acquisition the amounts of recognised assets, liabilities and contingent liabilities are as follows:

Fair Value
Thousands of Euros
Intangible assets (note 8)	12,525
Property, plant and equipment (note 9)	668
Non-current financial assets	600
Trade and other receivables	142
Cash and cash equivalents	2,089
Total assets	16,024

Non-current financial liabilities	3,932
Deferred tax liabilities (note 28)	138
Current financial liabilities	6,770
Trade and other payables	736
Total liabilities and contingent liabilities	11,576
Total net assets acquired	4,448

It is not expected that goodwill will be tax deductible.

(c)          Plasma centres

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

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date (or surplus net assets acquired over the combination cost) are as follows:

Thousands of Euros

Payment in cash	1,925
Total bussines combination cost	1,925
Fair Value of net assets acquired	1,133
Goodwill (note 7)	792

The fair value of net assets acquired includes property, plant and equipment amounting to Euros 1,054 thousand (see note 9).

Goodwill is allocated to the Bioscience segment.

Had the acquisition taken place at 1 January 2012, the Group’s revenue and consolidated profit for the year ended 31 December 2012 would not have varied significantly.

2011

(d)         Talecris Biotherapeutics Holdings Corp. and subsidiaries

On 2 June 2011, the Group acquired 100% of the share capital of the US company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specialises in the production of plasma-derived biological medicines, for a total of Euros 2,593 million (US Dollars 3,737 million).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The operation was performed through a combined offer of cash and new Grifols shares with no voting rights (hereinafter Class B shares) (see note 16).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 2 June 2011 the Group did not have all the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination. During the second quarter of 2012 the Group obtained additional information on events and circumstances existing at the acquisition date which enabled it to accurately finalise the allocation of assets and liabilities as detailed in the table above. The allocation of the purchase price is therefore definitive. Goodwill increased by Euros 2,514 thousand (see note 7) due to a change in the valuation of inventories and the recognition of a current provision arising from an onerous contract, both of which are net of tax effect. Comparative data for 2011 has not been re-expressed, as changes are immaterial. Goodwill was allocated to Talecris Biotherapeutics, Inc., currently designated Grifols Therapeutics, Inc, which belongs to the Bioscience segment.

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

At the date of acquisition the amounts of recognised assets, liabilities and contingent liabilities are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Fair Value		Book value
	Thousands of	Thousands of	Thousands of	Thousands of
	Euros	US Dollars	Euros	US Dollars
Intangible assets (note 8)	846,504	1,219,643	21,122	30,432
Property, plant and equipment (note 9)	466,674	672,384	306,401	441,462
Non-current financial assets	1,466	2,112	1,466	2,112
Deferred tax assets	—	—	40,860	58,871
Assets held for sale	8,200	11,814	2,254	3,247
Inventories	449,049	646,989	490,976	707,398
Trade and other receivables	188,067	270,969	188,068	270,968
Other assets	2,364	3,406	2,364	3,406
Cash and cash equivalents	149,693	215,678	149,693	215,678
Total assets	2,112,017	3,042,995	1,203,204	1,733,574

Non-current provisions (note 20)	9,250	13,327	9,250	13,327
Non-current financial liabilities	6,289	9,061	6,289	9,061
Current financial liabilities	473,085	681,621	473,085	681,621
Current provisions (note 20)	68,738	99,038	31,180	44,924
Trade and other payables	152,844	220,218	152,844	220,218
Other current liabilities	48,533	69,927	43,510	62,689
Deferred tax liabilities	301,115	433,846	—	—
Total liabilities and contingent liabilities	1,059,854	1,527,038	716,158	1,031,840

Total net assets acquired	1,052,163	1,515,957	487,046	701,734

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

(e)          Australian-Swiss Group

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(4)         Significant Accounting Policies

(a)         Subsidiaries and associates

Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. Control exists when investors are exposed to variable returns from the subsidiaries and have the ability to affect those returns through their decision-making power over the subsidiary.

The income, expenses and cash flows of subsidiaries are included in the consolidated financial statements from the date of acquisition, which is when the Group takes control. Subsidiaries are excluded from the consolidated Group from the date on which control is lost.

Transactions and balances with Group companies and unrealised gains or losses have been eliminated upon consolidation.

The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances.

The financial statements of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the financial statements of the Company.

Associates are entities over which the Company, either directly or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those entities. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Group or other entities, are considered when assessing whether an entity has significant influence.

Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.

Investments in associates are initially recognised at acquisition cost, including any cost directly attributable to the acquisition and any consideration receivable or payable contingent on future events or on compliance with certain conditions.

The excess of the cost of the investment over the Group’s share of the fair values of the identifiable net assets is recognised as goodwill, which is included in the carrying amount of the investment. Any shortfall, once the cost of the investment and the identification and measurement of the associate’s net assets have been evaluated, is recognised as income when determining the investor’s share of the profit or loss of the associate for the year in which it was acquired.

The accounting policies of associates have been harmonised in terms of timing and measurement, applying the policies described for subsidiaries.

The Group’s share of the profit or loss of an associate from the date of acquisition is recognised as an increase or decrease in the value of the investments, with a credit or debit to share of the profit or loss for the year of equity-accounted associates in the consolidated statement of profit or loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognised as an increase or decrease in the investments in associates with a balancing entry recognised by nature in other comprehensive income. The distribution of dividends is recognised as a decrease in the value of the investment. The Group’s share of profit or loss, including impairment losses recognised by the associates, is calculated based on income and expenses arising from application of the acquisition method.

The Group’s share of the profit or loss of an associate and changes in equity is calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates.

Information on the subsidiaries and associates included in the consolidated Group is presented in Appendix I.

(b)         Business combinations

On the date of transition to IFRS-EU, 1 January 2004, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognised using the acquisition method. Entities acquired prior to that date were recognised in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010.

The Group applies the acquisition method for business combinations.

The acquisition date is the date on which the Group obtains control of the acquiree.

Business combinations made subsequent to 1 January 2010

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, equity instruments issued and any additional consideration contingent on future events or the fulfilment of certain conditions, in exchange for control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognised as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognised.

At the acquisition date the Group recognises at fair value the assets acquired and liabilities assumed. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured. The Group also recognises indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

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

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognised as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognised in profit or loss.

When a business combination has been provisionally determined, net identifiable assets have initially been recognised at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognised at that date. Once this period has elapsed, adjustments are only made to initial values when

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognised in consolidated profit or loss. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognised in equity. The contingent consideration classified, where applicable, as a provision is recognised subsequently in accordance with the relevant measurement standard.

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

Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognised as goodwill, whilst the shortfall, once the costs of the business combination and the fair values of net assets acquired have been reconsidered, is recognised in profit or loss.

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

Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit or loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated statement of profit or loss (consolidated statement of comprehensive income).

The consolidated profit or loss for the year, consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, whether or not control exists is determined taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognised at their share of the net consolidated assets, including goodwill.

(d)         Joint arrangements

Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers.

Investments in joint arrangements are accounted for using the equity method.

The acquisition cost of investments in joint arrangements is determined consistently with that established for investments in associates.

(e)          Foreign currency transactions and balances

(i)              Functional and presentation currency

The consolidated financial statements are presented in thousands of Euros, which is the functional and presentation currency of the Parent.

(ii)           Foreign currency transactions, balances and cash flows

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

(iii)        Translation of foreign operations

The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:

•             Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(f)           Borrowing costs

In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognises interest cost directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalised interest borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds.The amount of borrowing costs capitalised cannot exceed the amount of borrowing costs incurred during that period. The capitalised interest cost includes adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

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

(g)         Property, plant and equipment

(i)              Initial recognition

Property, plant and equipment are recognised at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalised production costs are recognised by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit or loss.

At 1 January 2004 the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1 First time Adoption of International Financial Reporting Standards.

(ii)           Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group determines the depreciation charge separately for each item for a component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(iii)        Subsequent recognition

Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalised. Costs of day-to-day servicing are recognised in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalisation are recognised as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iv)       Impairment

The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(i) below.

(h)         Intangible assets

(i)              Goodwill

Goodwill is generated on the business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortised, but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)           Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognised as an expense when incurred.

Costs related with development activities are capitalised when:

•             The Group has technical studies that demonstrate the feasibility of the production process.

•              The Group has undertaken a commitment to complete production of the asset, to make it available for sale or internal use.

•             The asset will generate sufficient future economic benefits.

•             The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalised by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit or loss.

Expenditure on activities that contribute to increasing the value of the different businesses in which the Group as a whole operates is expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The cost of identifiable intangible assets acquired in the business combination of Araclon Biotech, S.L. includes the fair value of research and development projects in progress.

The cost of identifiable intangible assets acquired in the business combination of the Progenika Group includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets” and “Development costs”.

(v)          Useful life and amortisation rates

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates

Development expenses	Straight line	20% - 33%
Concessions, patents, licences, trademarks and similar	Straight line	7% - 20%
Computer software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset, less its residual value.

The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(i)            Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation, to verify whether the carrying amount of these assets exceeds the recoverable amount.

The Group tests goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows,

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognised in the consolidated statement of profit or loss. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Impairment losses recognised for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs of disposal, its value in use and zero.

At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognised in consolidated profit or loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised.

A reversal of an impairment loss for a CGU is allocated to the assets of each unit, except goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable amount and the carrying amount that would have been disclosed, net of amortisation or depreciation, had no impairment loss been recognised.

(j)            Leases

(i)              Lessee accounting records

The Group has rights to use certain assets through lease contracts.

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

(ii)           Leasehold investments

Non-current investments in properties leased from third parties are recognised on the basis of the same criteria for property, plant and equipment. Investments are amortised over the lower of their useful lives

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

and the term of the lease contract. The lease term is consistent with that established for recognition of the lease.

(iii)        Sale and leaseback transactions

Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classed as an operating lease:

•             If the transaction is established at fair value, any profit or loss on the sale is recognised immediately in the consolidated statement of profit or loss for the year.

•             If the sale price is below fair value, any profit or loss is recognised immediately in the consolidated statement of profit or loss. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

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

Financial instruments are classified into the following categories for valuation purposes: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. Financial instruments are classified into different categories based on the nature of the instruments and the Group’s intentions on initial recognition.

Regular way purchases and sales of financial assets are recognised using trade date accounting, i.e. when the Group commits itself to purchase or sell an asset.

a)        Financial assets at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss are those which are classified as held for trading or which the Group designated as such on initial recognition.

A financial asset or financial liability is classified as held for trading if it:

•  It is acquired or incurred principally for the purpose of selling or repurchasing it in the near term;

•  it forms part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or

•  It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised as an expense when incurred.

After initial recognition, they are recognised at fair value through profit or loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Group does not reclassify any financial assets or liabilities from or to this category while they are recognised in the consolidated balance sheet.

b)        Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified in other financial asset categories. These assets are recognised initially at fair value, including transaction costs, and subsequently measured at amortised cost using the effective interest method.

c)         Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated specifically to this category or do not comply with requirements for classification in the above categories.

Available-for-sale financial assets are initially recognised at fair value plus transaction costs directly attributable to the acquisition.

After initial recognition, financial assets classified in this category are measured at fair value and any gain or loss, except for impairment losses, is accounted for in other comprehensive income recognised in equity. On disposal of the financial assets, amounts recognised in other comprehensive income or the impairment loss are reclassified to profit or loss.

d)        Financial assets and financial liabilities carried at cost

Investments in equity instruments whose fair value cannot be reliably measured and derivative instruments that are linked to these instruments and that must be settled by delivery of such unquoted equity instruments, are measured at cost. Nonetheless, if the financial assets or liabilities can be reliably measured subsequently on an ongoing basis, they are accounted for at fair value and any gain or loss is recognised in accordance with their classification.

(ii)              Offsetting principles

A financial asset and a financial liability are offset only when the Group currently has the legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(iii)           Fair value

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as posible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•             Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

•             Level 2: inputs other than prices included in Level 1 that are observable for the asset or liability, either directly (i.e. derived from prices).

•             Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(iv)                    Amortised cost

The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.

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

(vi)                    Impairment of financial assets carried at amortised cost

In the case of financial assets carried at amortised cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For variable income financial assets, the effective interest rate corresponding to the measurement date under the contractual conditions is used.

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

(vii)                 Impairment of available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset at fair value through profit or loss has been accounted for in other comprehensive income, the accumulative loss is reclassified from equity to profit or loss when there is objective evidence that the asset is impaired, even though the financial asset has not been derecognised. The impairment loss recognised in profit or loss is calculated as the difference between the acquisition cost, net of any reimbursements or repayment of the principal, and the present fair value, less any impairment loss previously recognised in profit or loss for the year.

Impairment losses relating to investments in equity instruments are not reversible and are therefore recognised directly against the value of the asset and not as an allowance account.

If the fair value of debt instruments increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the increase is recognised in profit or loss up to the amount of the previously recognised impairment loss and any excess is accounted for in other comprehensive income recognised in equity.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

•             If the Group has retained control, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset and recognises an associated liability. The extent of the Group’s continuing involvement in the transferred asset is the extent to which it is exposed to changes in the value of the transferred asset. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. The associated liability is measured in such a way that the carrying amount of the transferred asset and the associated liability is equal to the amortised cost of the rights and obligations retained by the Group, if the transferred asset is measured at amortised cost, or to the fair value of the rights and obligations retained by the Group, if the transferred asset is measured at fair value. The Group continues to recognise any income arising on the transferred asset to the extent of its continuing involvement and recognises any expense incurred on the associated liability. Recognised changes in the fair value of the transferred asset and the associated liability are accounted for consistently with each other in profit or loss or equity, following the general recognition criteria described previously, and are not offset.

If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the consideration received is recognised in liabilities. Transaction costs are recognised in profit or loss using the effective interest method.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(l)            Hedge accounting

Derivative financial instruments are initially recognised using the same criteria as those described for financial assets and financial liabilities. Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets and financial liabilities at fair value through profit or loss. Derivative financial instruments which qualify for hedge accounting are initially measured at fair value.

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

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised in other comprehensive income are reclassified from equity to profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss and under the same caption of the consolidated statement of profit or loss (consolidated statement of comprehensive income).

(m)         Equity instruments

The Group’s acquisition of equity instruments of the Parent is recognised separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognised in consolidated profit or loss.

The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to accumulated gains. Transaction costs related with treasury equity instruments, including issue costs related to a business combination, are accounted for as a reduction in equity, net of any tax effect.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(n)         Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce haemoderivatives is human plasma, which is obtained from our donation centres using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and European Medicines Agency regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis.

The transformation cost is allocated to each inventory unit on a FIFO (first-in, first-out) basis.

The Group uses the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds net realisable value, materials are written down to net realisable value, which is understood to be:

•             For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•             Merchandise and finished goods, estimated selling price less costs to sell;

•             Work in progress, the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale;

The previously recognised write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realisable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”.

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

The Group classifies cash flows relating to  interest received and paid as operating activities, and dividends received and distributed are classified under investing and financing activities, respectively.

(p)         Government grants

Government grants are recognised when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached.

(i)              Capital grants

Outright capital grants are initially recognised as deferred income in the consolidated balance sheet. Income from capital grants is recognised as other income in the consolidated statement of profit or loss in line with the depreciation of the corresponding financed assets.

(ii)           Operating grants

Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognised as other income in the consolidated statement of profit or loss.

(iii)        Interest rate grants

Financial liabilities comprising implicit assistance in the form of below-market interest rates are initially recognised at fair value. The difference between this value, adjusted where necessary for the issue costs of the financial liability and the amount received, is recognised as a government grant based on the nature of the grant awarded.

(q)         Employee benefits

(i)              Defined contribution plans

The Group recognises the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognised as an employee benefit expense in the corresponding consolidated statement of profit or loss in the year that the contribution was made.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Group recognises the expected cost of profit-sharing and bonus plans when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made.

(r)          Provisions

Provisions are recognised when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects the time value of money and the specific risks for which future cash flows associated with the provision have not been adjusted at each reporting date.

If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit or loss item where the corresponding expense was recognised.

(s)           Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognised as a reduction in revenues if considered probable at the time of revenue recognition.

(i)              Sale of goods

The Group recognises revenue from the sale of goods when:

•             The Group has transferred to the buyer the significant risks and rewards of ownership of the goods.

•             It retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•             The amount of revenue and the costs incurred or to be incurred can be measured reliably;

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(ii)           Services rendered

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

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of costs incurred that are recoverable.

(iii)        Interest income

Until June 2012 the Group has been recognising interest receivable from the different Social Security affiliated bodies, to which it provides goods or services, on an accrual basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group modified its estimate regarding late payment interest. In this respect, since June 2012 the Group has been recognizing only late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date and if the Spanish Government has not imposed to waiver the late payment interests.

(t)            Income taxes

The income tax expense or tax income for the year comprises current tax and deferred tax.

Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date.

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

Current and deferred tax are recognised as income or an expense and included in profit or loss for the year, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or from a business combination.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(i)                 Taxable temporary differences

Taxable temporary differences are recognised in all cases except where:

•             They arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income.

•             They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.

(ii)              Deductible temporary differences

Deductible temporary differences are recognised provided that:

•             It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilised, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income.

•             The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset.

Tax planning opportunities are only considered when assessing the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilised.

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

(iv)          Offset and classification

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

(v)         Classification of assets and liabilities as current and non-current

The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:

•             Assets are classified as current when they are expected to be realised or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realised within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date.

•             Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

•             Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the consolidated financial statements are authorised for issue.

(5)         Financial Risk Management Policy

(a)         General

The Group is exposed to the following risks associated with the use of financial instruments:

•                  Credit risk

•                  Liquidity risk

•                  Market risk: includes interest rate risk, currency risk and other price risks.

This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 31 to the consolidated financial statements.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group’s activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations.

The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Trade receivables

The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of delayed payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. During 2012, as a result of the condition imposed by the Spanish Government to waive late payment interest on past due receivables, the Group recognised a loss due to the waiving of interest owed by the Social Security (see note 13). No significant bad debt or late payment issues have been detected for sales to private entities.

The Group recognises impairment based on its best estimate of the losses incurred on trade and other receivables. The main impairment losses recognised are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial.

Details of exposure to credit risk are disclosed in note 31.

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

The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing.

On 29 February 2012 the Group finished amending the terms and conditions of the senior debt agreement entered into in November 2010. In addition to the improved conditions and the elimination of certain bank covenants, the Group repaid in advance approximately US Dollars 240 million from the non-current senior debt.

Subsequent to this re-financing, the Group has a Euros, US Dollars and Multicurrency revolving credit facility of Euros 149 million at 31 December 2013 (unused at year end) and a non-current loan consisting of two tranches amounting to US Dollars 2,649 million. The Group also has US Dollars 1,100 million (Euros 797 million) of corporate bonds issued in January 2011.

At 31 December 2013 the Group has total cash and cash equivalents of Euros 709 million. The Group also has approximately Euros 340 million in unused credit facilities, including Euros 149 million on the revolving credit facility.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(i)                 Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollars. Currency risk is associated with future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency.

The Group’s main exposure to currency risk is due to the US Dollars, which is used in a significant percentage of transactions in foreign functional currencies.

Details of the Group’s exposure to currency risk at 31 December 2013 and 2012 of the most significant financial instruments are shown in note 31.

(ii)              Interest rate risk

The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk.

The purpose of managing interest-rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

The Group manages cash flow interest rate risks through variable to fixed interest rate swaps.

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (High Yield Senior Unsecured Notes) amounts to US Dollars 1,100 million, which represents approximately 29% of the Group’s total debt in US Dollars.

For the remaining senior debt in US Dollars, which totals US Dollars 2,136 million, the Group has partially contracted a variable to fixed interest rate swap. At 31 December 2013 the nominal part of this hedging instrument amounts to US Dollars 1,225 million. This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal. The purpose of these swaps is to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps the Group undertakes to exchange the difference between fixed interest and variable interest with other parties periodically. The difference is calculated based on the contracted notional amount (see notes 16 (f) and 31). The notional amount of the swap contracted by the Group hedges 57% (63% at 31 December 2012) of the senior variable interest rate debt denominated in US Dollars at 31 December 2013.

Senior debt in Euros represents approximately 14% of the Group’s total debt at 31 December 2013 (14% at 31 December 2012). The total senior debt is at variable rates. In order to manage the cash flow interest rate risks a hedging operation has taken place by contracting derivative financial instruments consisting of variable to fixed interest rate swaps. The nominal part of this hedging instrument amounts to Euros 100 million, representing hedging of 27% (25% at 31 December 2012) of the senior variable interest rate debt denominated in Euros at 31 December 2013 (see notes 16 (f) and 31).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates (Libor and Euribor) is accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

Total fixed-interest debt plus interest rate hedging represent a total of 66% of debt at 31 December 2013.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(iii)           Market Price risk

Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a sector which is highly concentrated.

The Group has signed two unquoted futures contracts, the underlying asset of which is shares in Grifols, S.A. and it was therefore exposed to risk of value fluctuations. These contracts were settled during 2012 (see note 31).

(b)         Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The directors consider various arguments to calculate capital structure:

•             The directors control capital performance using rates of returns on equity (ROE). In 2013, the ROE stood at 16% (14% in December 2012). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

•             In accordance with the senior secured debt contract, at 31 December 2013 the net financial debt should be 3.6 times lower than adjusted EBITDA. In 2013 the leverage ratio is 2.28 times adjusted EBITDA (2.87 times adjusted EBITDA at 31 December 2012).

•             Consideration of the Company’s credit rating (see note 21).

The Group has no share-based payment schemes for employees.

At 31 December 2013 the Group holds no treasury stock (at 31 December 2012 it had treasury stock equivalent to 0.05% of share capital). The Group does not have a formal plan for repurchasing shares.

In accordance with the senior unsecured debt contract, Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5.

(6)         Segment Reporting

In accordance with IFRS 8 “Operating Segments” (Chief Operating Decision Maker), financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated financial statements.

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

•                  Statement of profit or loss: general administration expenses, finance result and income tax.

There have been no significant inter-segment sales.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

•             Raw materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2013, 2012 and 2011 as a percentage of net sales are as follows:

	Thousands of Euros
	2013	2012	2011
Bioscience
Hemoderivatives	2,448,082	2,324,237	1,530,063
Other hemoderivatives	742	851	1,137
Diagnostic
Transfusional medicine	102,350	103,809	86,591
In vitro diagnosis	27,989	30,532	30,767
Hospital
Fluid therapy and nutrition	55,553	53,556	52,693
Hospital supplies	41,578	42,315	42,671
Raw materials and others	65,438	65,644	51,691
Total	2,741,732	2,620,944	1,795,613

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

(b)         Geographical information

Geographical information is grouped into four areas:

•             United States of America and Canada

•             Spain

•             Rest of the European Union

•             Rest of the world

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(c)          Main customer

Income from a Bioscience segment customer represents approximately 11.2% of the Group’s total income (10.3% in 2012 and 10.2% in 2011).

(7)         Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2012 is as follows:

		Thousands of Euros
		2011	Business	Translation	2012
	Segment	Balance	Combination	differences	Balance
Net value
Grifols UK,Ltd. (UK)	Bioscience	8,225	—	195	8,420
Grifols Italia,S.p.A.(Italy)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc. (USA)	Bioscience	116,748	792	(2,269)	115,271
Plasmacare, Inc. (USA)	Bioscience	39,722	—	(768)	38,954
Grifols Australia Pty Ltd.
(Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10,870	—	25	10,895
Grifols Therapeutics, Inc. (USA)	Bioscience	1,713,418	2,514	(31,691)	1,684,241
Araclon Biotech, S.L. (Spain)	Diagnostic	—	6,000	—	6,000
		1,895,101	9,306	(34,508)	1,869,899

(note 3 (b), (c) and (d))

Details of and movement in this caption of the consolidated balance sheet at 31 December 2013 is as follows:

		Thousands of Euros
		2012	Business	Translation	2013
	Segment	Balance	Combination	differences	Balance
Net value
Grifols UK.Ltd. (UK)	Bioscience	8,420	—	(178)	8,242
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA. Inc. (USA)	Bioscience	115,271	—	(4,990)	110,281
Plasmacare. Inc. (USA)	Bioscience	38,954	—	(1,686)	37,268
Grifols Australia Pty Ltd.
(Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10,895	—	(1,510)	9,385
Grifols Therapeutics, Inc. (USA)	Bioscience	1,684,241	—	(72,910)	1,611,331
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	—	40,516	—	40,516
		1,869,899	40,516	(81,274)	1,829,141

(note 3(a))

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes. For the remaining segments CGUs identified by management are tested for impairment. The following CGUs have been identified in the Diagnostic segment as a result of the business combinations carried out by the Group:

•                  Australia-Medion

•                  Progenika

•                  Araclon

The recoverable amount of the CGUs was calculated based on their value in use, with the exception of Araclon Biotech, S.L and Progenika, the recoverable amount of which has been determined on the basis of fair value less costs of disposal due to the fact that the transaction is recent. The level of hierarchy used to determine the fair value has been level 2. This value in use and fair value calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment of the CGUs for 2012 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2%	11.33%
Diagnostic-Australia	2%	10.55%

The key assumptions used in calculating impairment of the CGUs for 2013 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2%	10.60%
Diagnostic-Australia	2%	9.05%

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

Based on the results of the impairment test performed on the Australia-Medion CGU, the Group recognised impairment of Euros 13 million for goodwill in 2011. On the basis of the impairment test for 2013, a 4.5% reduction in the gross margin of projections would mean that the value in use of the business would be equal to the carrying amount of the CGU’s assets (reduction of 15% in the gross margin of projections for 2012).

At 31 December 2013 Grifols’ stock market capitalisation totals Euros 10,790 million (Euros 7,784 million at 31 December 2012).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(8)         Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2013 and 2012 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

Intangible assets mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products (see note 3(d)).

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products (see note 3(a)).

The cost and accumulated amortisation of currently marketed products acquired from Talecris at 31 December 2012 is as follows:

	Thousands of Euros
	2011		Translation	2012
	Balance	Additions	differences	Balance
Cost of currently marketed products - Gamunex	927,429	—	(17,925)	909,504
Accumulated amortisation of currently marketed products - Gamunex	(18,033)	(31,125)	1,157	(48,001)
Carrying amount of currently marketed products - Gamunex	909,396	(31,125)	(16,768)	861,503

The cost and accumulated amortisation of currently marketed products acquired from Talecris at 31 December 2013 is as follows:

	Thousands of Euros
	2012		Translation	2013
	Balance	Additions	differences	Balance
Cost of currently marketed products - Gamunex	909,504	—	(39,371)	870,133
Accumulated amortisation of currently marketed products - Gamunex	(48,001)	(30,238)	3,311	(74,928)
Carrying amount of currently marketed products - Gamunex	861,503	(30,238)	(36,060)	795,205

Intangible assets recognised relate to currently marketed products acquired from Talecris and comprise the rights on the Gamunex product, its commercialisation and distribution licence, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

The estimated useful life of the currently marketed products is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 31 December 2013 the residual useful life of currently marketed products is 27 years and 5 months (28 years and 5 months at 31 December 2012).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The cost and accumulated amortisation of currently marketed products acquired from Progenika at 31 December 2013 is as follows:

	Thousands of Euros
	2012	Business		2013
	Balance	combinations	Additions	Balance
Cost of currently marketed products	—	23,792	—	23,792
Accumulated amortisation of currently marketed products	—	—	(1,983)	(1,983)
Carrying amount of currently marketed products	—	23,792	(1,983)	21,809

The estimated useful life of the currently marketed products is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 31 December 2013 the residual useful life of currently marketed products is 9 years and 2 months.

(a)         Self – constructed intangible assets

At 31 December 2013 the Group has recognised Euros 19,244 thousand as self-constructed intangible assets (Euros 14,734 thousand at 31 December 2012).

(b)         Purchase commitments

At 31 December 2013 the Group has intangible asset purchase commitments amounting to Euros 361 thousand (Euros 764 thousand at 31 December 2012).

(c)          Intangible assets with indefinite useful lives and development costs in progress

At 31 December 2013 the Group has plasma centre licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 23,833 thousand (Euros 24,921 thousand at 31 December 2012).

The Group has also an amount of Euros 27,435 thousand as development costs in progress (Euros 26,254 thousand at 31 December 2012).

(d)         Losses on disposal of intangible assets

Total losses incurred on disposals of intangible assets in 2013 amount to Euros 2.5 million (losses of Euros 6.1 million in 2012).

(e)          Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

(9)         Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2013 and 2012 are included in Appendix IV, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2013 and 2012 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)         Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2013 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

(b)         Profit on disposal of property, plant and equipment

In July 2012 the Group sold the Melville fractionation plant for US Dollars 22.7 million (Euros 18.3 million) to Kedrion, generating a profit of Euros 0.6 million. The Group has a lease contract for this plant.

Total losses incurred on disposals of property, plant and equipment for 2013 amount to Euros 2.1 million (Euros 7.7 million in 2012).

(c)          Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2012:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	2,089	(540)	1,549
Plant and machinery	31,811	(8,988)	22,823
	33,900	(9,528)	24,372

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2013:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	1,741	(524)	1,217
Plant and machinery	30,374	(10,961)	19,413
	32,115	(11,485)	20,630

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 21 (c).

During 2011 the Group signed a number of contracts for the sale and leaseback of a production plant and the corresponding machinery and other equipment to third party companies California Biogrif 330, LP and LA 300 Biological Financing, LP, respectively.  The Group also entered into a 99-year lease contract with the same lessor for the land on which the plant sold is built. The lease for the plant was considered as an operating lease while the lease for the machinery and other equipment was considered a finance lease, taking into account the terms of the related purchase option (see note 9f (ii)).

(d)         Self — constructed property, plant and equipment

At 31 December 2013 the Group has recognised Euros 41,134 thousand as self -constructed property, plant and equipment (Euros 36,877 thousand at 31 December 2012).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(e)          Purchase commitments

At 31 December 2013 the Group has property, plant and equipment purchase commitments amounting to Euros 35,956 thousand (Euros 24,774 thousand at 31 December 2012).

(f)           Sale and leaseback of buildings

(i)            Sale and leaseback of Spanish properties

On 10 May 2011 the Group sold five properties located in Spain to Gridpan Invest, S.L., a wholly owned subsidiary of Scranton Enterprises, B.V., a shareholder of Grifols, S.A., for Euros 80.4 million (see note 32). These properties related to non-core assets such as offices, warehouses and factory premises. Two of the properties were sold together with their related mortgage loans for a total of Euros 53.5 million.As a result of this operation, the Group incurred a net loss of Euros 7.4 million in 2011, which included Euros 2 million in brokerage fees paid to a related company. The prices paid for the properties were established based on appraisals made by independent appraisers.

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

Grifols also signed a call option on the shares of Gridpan Invest, S.L., which is exercisable between 10 May 2016 and 10 May 2017 and for which no consideration was required. The strike price will be calculated as the exercise date market value, as determined by independent appraisers.

The rental expense incurred by the Group in 2013 for these contracts amounted to Euros 8,210 thousand (Euros 8,020 thousand during 2012), coinciding fully with the minimum contractual payments.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The rental expense incurred by the Group in 2013 for the operating lease contracts amounted to Euros 1,812 thousand (Euros 1,878 thousand in 2012), coinciding fully with the minimum contractual payments.

North Carolina, NC, USA

On 29 December 2011, the Group signed a number of contracts for the sale and leaseback of certain buildings and equipment under construction (jointly denominated “New Fractionation Facility” or “NFF”), located in Clayton, North Carolina (USA), with the related company Scranton Enterprises USA, Inc, (hereinafter “Scranton”) (see note 32).

The sale price was US Dollars 199 million (Euros 152 million), which has been collected as follows:

•            In December 2011 the Group received US Dollars 115 million (Euros 88 million).

•            In June 2012 the Group received the whole outstanding amount for a total of US Dollars 84 million (Euros 67 million).

As a result of the transaction, the Group recognised a net loss of US Dollars 12.1 million (Euros 8,9 million) in 2011, primarily due to the brokerage fees paid to a related company, which amounted to US Dollars 10 million.

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

The Group contracted a call option on the shares of Scranton Investments, B.V., a shareholder of Scranton Enterprises USA, Inc. This option, which had a cost of US Dollars 4 million (see note 11), can be exercised on the date on which the license is granted by the Food and Drug Administration (FDA), at five and ten years from that date, and on the expiry date of the lease contract. The purchase price will vary depending on the market value determined on the date the option is exercised.

The rental expense incurred by the Group in 2013 for the operating lease contracts amounted to Euros 15,811 thousand (Euros 16,037 thousand in 2012), coinciding fully with the minimum contractual

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

payments.

(g)         Impairment

One of the CGUs forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the mentioned CGUs is calculated based on the fair value less cost of disposal, using cash flow projections based on 5-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached in the CGU are extrapolated using a pre-tax discount rate of 10.4% and a perpetual growth rate of 2%.

(10)                         Equity Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2013 and 2012 are as follows:

	Thousands of Euros
	% ownership	2013	2012

Nanotherapix, S.L.	51.00%	1,354	1,387
VCN Bioscience, S.L.	40.00%	802	1,179
Aradigm Corporation	35.00%	21,002	0
TiGenix N.V.	21.30%	12,443	0
Mecwins, S.L.	25.00%	164	0
		35,765	2,566

The Group has determined that it has significant influence over these investments and has not considered any of them as material.

An aggregate summary of the impact on the consolidated statement of profit or loss and consolidated statement of comprehensive income is as follows:

	Thousands of Euros
	2013	2012	2011
Profit / (Loss)

Consolidated statement of profit or loss	(1,165)	(1,407)	(1,064)
Other consolidated comprehensive income	(359)	0	0
	(1,524)	(1,407)	(1,064)

Aradigm Corporation

On 20 May 2013 the Group announced the signing of a worldwide exclusive licensing agreement with Aradigm Corporation to develop and commercialise Pulmaquin and Lipoquin, on the condition that Grifols, S.A. would participate in the capital increase.

On 27 August 2013 the Group acquired a 35% interest in Aradigm Corporation for a total of US Dollars 26 million (Euros 20.6 million) and, therefore, the exclusive worldwide licensing agreement to develop and commercialise Pulmaquin and Lipoquin became effective. All shares have the same voting and economic rights.

Aradigm’s headquarters are based in Hayward, California, and its shares trade in the Nasdaq OTC BB market.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Pulmaquin and Lipoquin are inhaled ciprofloxacin formulations for the treatment of severe respiratory diseases, including non-cystic fibrosis bronchiectasis. Aradigm has completed phase 2b clinical trials with Pulmaquin and Lipoquin in bronchiectasis patients.

Aradigm has been granted orphan drug designation for liposomal ciprofloxacin for cystic fibrosis in the US and the EU and for the combination of liposomal ciprofloxacin and free ciprofloxacin for bronchiectasis in the US.

Grifols and Aradigm have agreed to advance the formulations of Pulmaquin and Lipoquin into phase III clinical trials in bronchiestasis.

Pulmaquin will complement Grifols’ existing pulmonary business activity.

Grifols will be responsible for all development and clinical expenses up to a maximum of US Dollars 65 million for the bronchiectasis indication. In addition, Aradigm will also be entitled to receive cash payments of up to a maximum of US Dollars 25 million from Grifols, upon achievement of development milestones. Grifols will be responsible for all commercialisation activities and will pay Aradigm royalties on worldwide sales of products.  In relation to this agreement, Grifols has paid an amount of US Dollars 13 million (Euros 9 million) as upfront licensing fees, which have been capitalised under “Other intangible assets” at 31 December 2013.

The acquisition of Aradigm is accounted for as an “Investment in equity-accounted investee”, as Grifols does not control the decisions regarding relevant activities nor the governing bodies of the company.

TiGenix N.V.

On 19 November 2013, the Group company Gri-Cel, S.A., acquired 21.3%, through the subscription of a capital increase with exclusion of preferential subscription right, of the biotechnology company TiGenix N.V.  (hereinafter TiGenix), which is listed on NYSE Euronext Brussels (TIG), with head office in Lovaina and offices in Madrid and Sittard-Geleen (the Netherlands).

TiGenix holds a 100% interest in TiGenix, S.A. (formerly Cellerix, S.A.), which engages in research and development of stem cells taken from fatty tissue. Phase III clinical trials are currently at an advanced stage for the treatment of complex perianal fistulas in patients with Crohn’s disease (“Cx601”), and the product achieved orphan drug status from the European Medicines Agency.

The agreement with TiGenix envisages the appointment of two directors by Grifols and a preferential right to negotiate the development and commercialisation of any product owned by TiGenix (with the exception of ChondroCelect).

The price paid for 21.30% of TiGenix was Euros 12 million.

(11)            Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2013 and 2012 are as follows:

	Thousands of Euros
	2013	2012

Non-current deposits and guarantees	3,414	3,203
Non-current derivatives (note 31)	3,155	4,502
Loans to third parties	4,962	5,420
Loan to associates (note 32)	300	—
Other non-current financial assets (note 9(f)(ii))	3,365	3,401
Total non-current financial assets	15,196	16,526

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Loans to third parties primarily comprise three mortgage loans extended to the owners of several plasma centres. These loans have a term of 20 years, bear interest at fixed rates and have been secured with mortgage collateral and personal guarantees.

Details of other current financial assets on the consolidated balance sheet at 31 December 2013 and 2012 are as follows:

	Thousands of Euros
	2013	2012

Deposits and guarantees	232	192
Loans to associates (note 32)	700	—
Current loans to third parties	268	268
Total other current financial assets	1,200	460

(12)            Inventories

Details of inventories at 31 December are as follows:

	Thousands of Euros
	2013	2012

Goods for resale	97,945	95,845
Raw materials and supplies	280,535	342,536
Work in progress and semi-finished goods	317,155	372,520
Finished goods	283,197	232,484
	978,832	1,043,385
Less, inventory provision	(31,919)	(44,741)
	946,913	998,644

Movement in the inventory provision was as follows:

	Thousands of Euros
	2013	2012	2011

Balance at 1 January	44,741	35,542	4,584
Net charge for the year	(10,030)	13,019	7,333
Business combinations	—	4,036	37,668
Net cancellations for the year	(528)	(8,567)	(17,315)
Translation differences	(2,264)	711	3,272
Balance at 31 December	31,919	44,741	35,542

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(13)            Trade and Other Receivables

Details at 31 December 2013 and 2012 are as follows:

	Thousands of Euros
	2013	2012
Trade receivables	401,531	378,821
Bad debt provision (note 31)	(15,994)	(12,799)
Trade receivables	385,537	366,022
Other receivables	15,480	20,272
Receivables from associates (note 32)	27	26
Personnel	324	315
Advances for fixed assets	590	147
Other advances	3,304	5,506
Taxation authorities, VAT recoverable	12,541	14,101
Other public entities	4,245	3,466
Other receivables	36,511	43,833
Current income tax assets	43,533	37,318
	465,581	447,173

Trade receivables

At the end of June 2012 the Group received an amount of Euros 157 million from the Spanish Government relating to receivables from the Social Security, of which Euros 109 million of which comprise receivables previously sold to a financial institution.

The Spanish Government imposed the condition that the interest owed by the Social Security authorities should be waived, in order to collect the principal of the receivables. The Group recognised a loss of approximately Euros 11.6 million in its financial statements for the interest claimed from the Social Security authorities which was waived and included under finance result for 2012.

Other receivables

During 2013, 2012 and 2011 certain Spanish companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to approximately 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognised in the balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) represents an amount of Euros 6,463 thousand at 31 December 2013 (Euros 6,132 thousand at 31 December 2012), which does not differ significantly from its fair value and coincides with the amount with maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognised the asset transferred, as the risks and rewards inherent to ownership have not been substantially retained.

Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2013 amount to Euros 244 million (Euros 197 million in 2012).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The finance cost of these operations for the Group totals approximately Euros 6,972 thousand which has been recognised under finance result in the consolidated statement of profit or loss for 2013 (Euros 7,406 thousand in 2012 and Euros 6,185 thousand in 2011) (see note 27).

Details of balances with related parties are shown in note 32.

(14)            Other Current Assets

Details of this caption of the consolidated balance sheet at 31 December 2013 and 2012 are as follows:

	Thousands of Euros
	2013	2012
Prepaid expenses – professional services	5,262	5,436
Prepaid expenses – insurance	3,110	4,063
Prepaid expenses – leases	3,704	2,357
Other prepaid expenses	5,113	3,104
Total other current assets	17,189	14,960

(15)            Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2013 and 2012 are as follows:

	Thousands of Euros
	2013	2012

Current deposits	283,546	296,437
Cash in hand and at banks	425,231	176,890
Total cash and cash equivalents	708,777	473,327

During 2013 the Group recognised the following transactions which did not require the use of cash and/or cash equivalents:

•                 Put and call options relating to the acquisition of Progenika Biopharma, S.A. (see note 3 (a)).

•                 Loan of class B shares to a related party (see note 16).

•                 Issue of new shares on 4 January 2013 (see note 16).

(16)            Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)                  Share capital

At 31 December 2010 the Company’s share capital was represented by 213,064,899 ordinary shares of Euros 0.50 par value each, which are subscribed and fully paid and have the same voting and profit-sharing rights.

At the extraordinary general shareholders’ meeting held on 25 January 2011, the shareholders of Grifols agreed to increase share capital by issuing 83,811,688 new shares without voting (Class B shares) rights to complete

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new Class B non-voting shares, with a charge to voluntary reserves. This issue was executed in a public deed on 4 January 2013 and the shares were admitted for trading on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013.

On 16 April 2013 Grifols increased its share capital by issuing 884,997 Class B non-voting shares of Euros 0.10 par value each, with a share premium of Euros 23.02 per share. Therefore, the total amount of the share capital increase has been Euros 20,461 thousand, of which Euros 88 thousand corresponds to the par value and Euros 20,373 thousand to share premium. The board of directors has agreed to suppress the pre-emptive subscription rights in connection with the share capital increase.

The aforementioned share capital increase has enabled Grifols to return to the lender the non-voting shares to comply with the commitment with the vendors of Progenika shares pursuant to the provisions of the share loan agreement signed in February 2013 (see note 3 (a) and section (d) of this note and note 32).

At 31 December 2013, the Company’s share capital amounts to Euros 119,603,705 and comprises:

•    Class A shares: 213,064,899 ordinary shares of Euros 0.50 par value each, subscribed and fully paid and of the same class and series.

•    Class B shares: 130,712,555 non-voting preference shares of 0.10 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

The main characteristics of the Class B shares are as follows:

•    Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and a distribution of dividends has been approved by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period.

•    Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•    Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed.

•    In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2013 and 2012:

	Percentage ownership
	2013	2012
Capital Research and Management Company	9.98%	9.98%
Other	90.02%	90.02%

	100.00%	100.00%

At 31 December 2013 and 2012, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2012 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2012	212,906,573	113,483,514
(Acquisition) / disposal of treasury stock	0	(250)

Balance at 31 December 2012	212,906,573	113,483,264

(note 16 (d))

Movement in outstanding shares during 2013 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2013	212,906,573	113,483,264

Capital increase with charge to reserves	0	17,213,209
(Acquisition) / disposal of treasury stock	158,326	15,429

Balance at 31 December 2013	213,064,899	130,711,902

(note 16 (d))

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)        Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

(c)          Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2013, Euros 49,601 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 33,097 thousand at 31 December 2012) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

In February 2013 a related party lent the Group 884,997 Class B shares with a fair value of Euros 18 million, which were used to acquire Progenika (see note 3(a)). Under the Class B share loan agreement, the Group had the commitment to return the same number of Class B shares on or before 31 December 2013. On 16 April 2013 share capital was increased by a nominal amount of Euros 88,499.70, and has enabled Grifols to return the non-voting shares to the lender.

In May 2013 Araclon Biotech, S.L. increased capital by an amount of Euros 7 million, Euros 6.9 million of which were subscribed by the Group. As a result, the Group has increased its investment from 51% to 61.12%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognised as a Euros 2.8 million decrease in reserves.

In November 2013 the Company sold 4,402,986 treasury stocks (ADSs), generating a profit of Euros 11.2 million, recognised in reserves.

At 31 December 2013 and 2012 reserves include the IFRS-IASB first-time adoption revaluation reserves and legal reserve of certain Group companies.

Legal reserve

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

At 31 December 2013 the legal reserve of the Company amounts to Euros 23,576 thousand (Euros 21,323 thousand at 31 December 2012).

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2013 the balance of the legal reserve of other Spanish companies amounts to Euros 2,113 thousand (Euros 2,106 thousand at 31 December 2012).

Other foreign Group companies have a legal reserve amounting to Euros 587 thousand at 31 December 2013 and 2012.

(d)        Treasury stock

Movement in Class A treasury stock during 2012 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	No. of Class A shares	Thousands of Euros

Balance at 1 January 2012	158,326	1,927

Acquisition of Class A shares	210,257	5,192
Disposal of Class A shares	(210,257)	(4,061)

Balance at 31 December 2012	158,326	3,058

Movement in Class B treasury stock during 2012 is as follows:

	No. of Class B shares	Thousands of Euros

Balance at 1 January 2012	15,832	—

Acquisition of Class B shares	250	2

Balance at 31 December 2012	16,082	2

Movement in Class A treasury stock during 2013 is as follows:

	No. of Class A shares	Thousands of Euros
Balance at 1 January 2013	158,326	3,058

Acquisition of Class A shares	448,802	11,040
Disposal of Class A shares	(607,128)	(14,098)

Balance at 31 December 2013	0	0

Movement in Class B treasury stock during 2013 is as follows:

	No. of Class B shares	Thousands of Euros

Balance at 1 January 2013	16,082	2

Cash acquisition of Class B shares	6,177,372	127,788
Non-cash acquisition of Class B shares	884,997	17,744
Cash disposal of Class B shares	(5,307,804)	(107,329)
Non-cash disposal of Class B shares	(1,769,994)	(38,205)

Balance at 31 December 2013	653	0

On 11 March 2013 Grifols S.A. purchased 4,402,986 of its American Depositary Shares (“ADSs”) from various funds managed by Cerberus Capital Management, L.P. and/or its affiliated advisory entities for a total of Euros 88.9 million (US Dollars 118.9 million, or US Dollars 27 per ADS). Grifols originally issued the ADSs to Cerberus in June 2011 in connection with the acquisition of Talecris Biotherapeutics Corp. Cerberus was the majority shareholder of Talecris. In November 2013, the Company sold all the ADSs forming part of its treasury stock. The sale generated a profit of Euros 11.2 million, which has been recognised in reserves.

Cash acquisitions Class B include the purchase of the Class B shares from the vendor shareholders of Progenika for which Grifols exercised the cash option for an amount of Euros 18,399 thousand. This amount has been considered as cash used in investing activities in the statement of cash flows.

Cash acquisitions also include purchases of Class B shares issued on 16 April 2013 and subscribed by a financial institution (see section (a) of this note).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Non-cash acquisitions and disposals of Class B shares include a share loan transaction entered into with a related party (see note 32). Subsequent disposals include Class B shares exchanged in the acquisition of Progenika Biopharma, S.A. (see notes 3(a) and 15).

Cash obtained through disposals of Class A and B shares amounts to Euros 15,286 thousand and Euros 119,903 thousand, respectively.

The Parent held Class A and B treasury stock equivalent to 0.05% of its capital at 31 December 2012. The Parent does not hold any Class A treasury stock at 31 December 2013.

(e)         Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2013 and the distribution approved for the year 2012 is as follows:

	Thousands of Euros
	2013	2012
Legal Reserve	344	2,254
Voluntary reserve	29,189	48,808
Preferred dividend	1,307	1,307
Interim dividend	68,755	0
Dividend	68,756	0

Profit of the Parent	168,351	52,369

The following dividends were paid in 2013:

	2013
	% of par value	Euros per share	Thousands of Euros

Ordinary shares (interim dividend)	40%	0.2	42,612
Non-voting shares (interim dividend)	200%	0.2	26,143
Non-voting shares (preferred dividend)	10%	0.01	1,307

Total dividends paid			70,062

At the general meeting held on 24 May 2013, the shareholders of Grifols approved the distribution of interim dividend for 2013 of Euros 0.20 for each Class A and B share, recognising a total of Euros 68,755 thousand as interim dividend.

These amounts to be distributed did not exceed the profits generated by the Company since the end of the last reporting period, less the estimated income tax payable on these profits, in accordance with article 277 of the Revised Spanish Companies Act.

The Statement of Liquidity for Distribution of Interim Dividend 2013 prepared in accordance with legal requirements and which shows the existence of sufficient liquidity to be able to distribute the aforementioned dividend is provided in Appendix V.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At a general meeting held on 24 May 2013 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the year ended 31 December 2012 is presented in the consolidated statement of changes in equity.

(f)          Cash flow hedges

In June and October 2011 Grifols contracted variable to fixed interest-rate swaps for initial nominal amounts of US Dollars 1,550 million and Euros 100 million, respectively, to hedge interest-rate risk on its senior debt. The Group has recognised these financial derivatives as cash flow hedges (see notes 5 (a) and 31).

Ineffective cash flow hedges recognised as finance income and cost in the consolidated statement of profit or loss (consolidated statement of comprehensive income) for 2013 amount to Euros 1,015 thousand (Euros 226 thousand in 2012).

(17)       Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	2013	2012	2011
Profit for the year attributable to equity holders of the Parent (thousands of Euros)	345,551	256,686	50,307
Weighted average number of ordinary shares outstanding	340,505,298	342,701,194	308,036,270

Basic earnings per share (Euros per share)	1.01	0.75	0.16

The weighted average number of ordinary shares issued (basic and diluted) is determined as follows:

	Number of shares
	2013	2012	2011

Issued shares outstanding at 1 January	342,708,823	342,709,051	258,897,363
Effect of shares issued	627,984	—	49,138,907
Effect of treasury stock	(2,831,509)	(7,857)	—
Average weighted number of ordinary shares outstanding at 31 December	340,505,298	342,701,194	308,036,270

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2013, 2012 and 2011 basic and diluted earnings per share are the same as no potential diluting effects exist.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(18)       Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2012 are as follows:

	Thousands of Euros
			Business
			Combination /
			Additions to
	2011		consolidated		Translation	2012
	Balance	Additions	Group	Disposals	differences	Balance

Grifols (Thailand) Pte Ltd	1,770	22	—	(59)	28	1,761
Grifols Malaysia Sdn Bhd	717	(16)	—	—	12	713
Araclon Biotech, S.A.	—	(1,316)	2,188	—	—	872
Medion Grifols Diagnostic AG	—	23	—	—	5	28
GRI-CEI S/A Productos para transfusao	—	(22)	679	—	(58)	599

	2,487	(1,309)	2,867	(59)	(13)	3,973

Details of non-controlling interests and movement at 31 December 2013 are as follows:

	Thousands of Euros
			Business
			Combination /
			Additions to
	2012		consolidated	Capital		Translation	2013
	Balance	Additions	Group	increases	Disposals	differences	Balance

Grifols (Thailand) Pte Ltd	1,761	(18)	—	—	(6)	(183)	1,554
Grifols Malaysia Sdn Bhd	713	74	—	—	—	(86)	701
Araclon Biotech, S.A.	872	(2,955)	—	2,895	—	—	812
Medion Grifols Diagnostic AG	28	(309)	—	—	—	(1)	(282)
GRI-CEI S/A Productos para			—		—		1,721
transfusao	599	(5)		1,547		(420)
Progenika Biopharma, S.A.	—	14	1,093	—	—	8	1,115
Brainco Biopharma, S.L.	—	(283)	664	—	—	—	381
Abyntek Biopharma, S.L.	—	(15)	(45)	—	—	—	(60)

	3,973	(3,497)	1,712	4,442	(6)	(682)	5,942

(note 3 (a))

(19)       Grants

Details are as follows:

	Thousands of Euros
	2013	2012

Capital grants	5,977	4,826
Interest rate grants (preference loans)	1,057	1,029

	7,034	5,855

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of capital grants are as follows:

	Thousands of Euros
	2013	2012
Total grant amount:
Prior years	10,351	6,144
Current year	1,864	4,207
	12,215	10,351
Less, income recognised:
In prior years	(5,309)	(4,781)
During the year	(558)	(528)
	(5,867)	(5,309)
Translation differences	(371)	(216)

Carrying amount of capital grants	5,977	4,826

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Movement for 2011 is as follows:

	Thousands of Euros
	2010		Transfer to profit	2011
	Balance	Additions	and loss	Balance

Interest rate grants (preference loans)	258	225	(275)	208

Movement for 2012 is as follows:

	Thousands of Euros
	2011		Transfer to profit	2012
	Balance	Additions	and loss	Balance

Interest rate grants (preference loans)	208	1,255	(434)	1,029

Movement for 2013 is as follows:

	Thousands of Euros
	2012		Transfer to profit	2013
	Balance	Additions	and loss	Balance

Interest rate grants (preference loans)	1,029	600	(572)	1,057

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(20)            Provisions

Details of provisions at 31 December 2013 and 2012 are as follows:

	Thousands of Euros
Non-current provisions (a)	2013	2012
Provisions for pensions and similar obligations	2,595	2,049
Other provisions	1,607	1,299

Non-current provisions	4,202	3,348

	Thousands of Euros
Current provisions (b)	2013	2012
Trade provisions	51,459	55,139

Current provisions	51,459	55,139

(a)             Non-current provisions

At 31 December 2013, 2012 and 2011 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labour commitments with certain employees.

Movement in provisions during 2011 is as follows:

	Thousands of Euros
	2010	Business			Translation	2011
	Balance	combination	Net Charge	Cancellations	differences	Balance
Non-current provisions	1,378	9,250	1,848	(2,254)	830	11,052
	1,378	9,250	1,848	(2,254)	830	11,052

		(note 3(d))

Movement in provisions during 2012 is as follows:

	Thousands of Euros
	2011				Translation	2012
	Balance	Net Charge	Cancellations	Reclassifications	differences	Balance
Non-current provisions	11,052	(695)	(470)	(6,641)	102	3,348
	11,052	(695)	(470)	(6,641)	102	3,348

Movement in provisions during 2013 is as follows:

	Thousands of Euros
				Translation
	2012 Balance	Net Charge	Cancellations	differences	2013 Balance
Non-current provisions	3,348	1,776	(854)	(68)	4,202
	3,348	1,776	(854)	(68)	4,202

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)             Current provisions

Movement in trade provisions during 2011 is as follows:

	Thousands of Euros
	2010	Business			Translation	2011
	Balance	combination	Net Charge	Cancellations	differences	Balance
Trade provisions	4,365	67,965	2,045	(1,117)	7,854	81,112
	4,365	67,965	2,045	(1,117)	7,854	81,112

		(note 3(d))

Movement in trade provisions during 2012 is as follows:

	Thousands of Euros
	2011	Business				Translation	2012
	Balance	combinations	Net Charge	Cancellations	Reclassifications	differences	Balance
Trade provisions	81,112	773	(2,158)	(37,758)	12,601	569	55,139
	81,112	773	(2,158)	(37,758)	12,601	569	55,139

		(note 3(d))

Movement in trade provisions during 2013 is as follows:

	Thousands of Euros
	2012	Business			Translation	2013
	Balance	combination	Net Charge	Cancellations	differences	Balance
Trade provisions	55,139	37	418	(2,050)	(2,085)	51,459
	55,139	37	418	(2,050)	(2,085)	51,459

		(note 3(a))

At 31 December 2011 trade provisions, arising from the Talecris business combination, included US Dollars 46.6 million (Euros 36 million) relating to litigation with Plasma Centers of America, LLC (PCA) and G&M Crandall Limited Family Partnership. During the third quarter of 2012, this litigation ended and the Group has paid a total of US Dollars 45 million (Euros 36.8 million). As a result of the reversal of the provision made prior to payment, the Group realised a net profit of US Dollars 3.2 million (Euros 2.6 million). This profit is included under selling, general and administration expenses in the consolidated statement of profit or loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(21)            Financial Liabilities

This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortised cost, except the financial derivatives, which are measured at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 31.

Details at 31 December 2013 and 2012 are as follows:

	Thousands of Euros
	2013	2012
Financial liabilities

Non-current obligations (a)	717,590	727,608
Senior secured debt (b)	1,677,607	1,807,339
Other loans (b)	30,680	33,449
Finance lease liabilities (c)	12,099	17,592
Financial derivatives (note 31)	68,033	93,515
Other non-current financial liabilities (e)	47,202	11,316

Total non-current financial liabilities	2,553,211	2,690,819

Current obligations (a)	72,629	42,968
Senior secured debt (b)	112,422	83,659
Other loans (b)	56,568	55,703
Finance lease liabilities (c)	7,087	7,005
Other current financial liabilities (e)	9,438	6,243

Total current financial liabilities	258,144	195,578

(a)             Bonds

On 13 January 2011, the Group concluded its planned issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issue, in conjunction with the already completed syndicated loan described in paragraphs below enabled the Group to obtain the necessary funds to finance the acquisition of Talecris (see note 3 (d)) on 2 June 2011. In November 2011 the Group registered its corporate notes in the Securities Exchange Commission (SEC) using form F4.

On 2 June 2011 and in accordance with the requirements of the new credit agreement, the Group cancelled corporate bonds amounting to US Dollars 600 million and recognised all the associated transaction costs in profit or loss. The costs of cancelling the corporate bonds amounted to Euros 112 million. These costs were included as transaction costs as this was one of the necessary requirements for obtaining additional financing. These costs, together with other costs deriving from the debt issue (underwriting fees, ticking fees, closing fees etc.) were deferred as transaction costs and will be taken to profit or loss in accordance with the effective interest rate.

Unamortised financing costs of High Yield Senior Unsecured Notes amounted to Euros 80 million at 31 December 2013 (Euros 106 million at 31 December 2012).

Details of movement in the High Yield Senior Unsecured Notes at 31 December 2012 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	Opening outstanding	Translation	Closing outstanding
	balance 01/01/12	differences	balance 31/12/12
High Yield Senior Unsecured Notes (nominal amount)	850,143	(16,431)	833,712
Total	850,143	(16,431)	833,712

Details of movement in the High Yield Senior Unsecured Notes at 31 December 2013 are as follows:

	Thousands of Euros
	Opening outstanding	Translation	Closing outstanding
	balance 01/01/13	differences	balance 31/12/13
High Yield Senior Unsecured Notes (nominal amount)	833,712	(36,090)	797,622
Total	833,712	(36,090)	797,622

At 31 December 2013 and 2012 the current bonds caption includes the issue of bearer promissory notes to Group employees, as follows:

2012
			Nominal		Promissory		Interest
			amount of		notes		pending
			promissory		subscribed	Buy back	accrual
		Maturity	notes	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	(Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	04/05/12	04/05/13	3,000	5.00%	14,703	(156)	(238)

2013
			Nominal		Promissory		Interest
			amount of		notes		pending
			promissory		subscribed	Buy back	accrual
		Maturity	notes	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	(Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	04/05/13	04/05/14	3,000	5.00%	43,830	2,115	(733)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)         Loans and borrowings

Details of loans and borrowings at 31 December 2013 and 2012 are as follows:

					Thousands of Euros
					2013			2012
			Date	Maturity	Amount		Carrying	Amount		Carrying
Credit	Currency	Interest rate	awarded	date	extended		amount	extended		amount
Senior debt - Tranche A	Euros	Euribor + 3.5%	23/11/2010	01/06/2016	220,000		143,000	220,000		176,000
Senior debt - Tranche B	Euros	Euribor + 3.5%	23/11/2010	01/06/2017	200,000		194,000	200,000		196,000
Senior debt - Tranche A	US Dollars	Libor + 3.25%	23/11/2010	01/06/2016	435,066		282,793	454,752		363,802
Senior debt - Tranche B	US Dollars	Libor + 3.5%	23/11/2010	01/06/2017	1,232,688		1,184,831	1,288,464		1,255,116
Total senior debt					2,087,754		1,804,624	2,163,216		1,990,918

Revolving Credit	Euros	Euribor + 3.25%	23/11/2010	01/06/2016	21,700		—	21,700		—
Revolving Credit	US Dollars	Libor + 3.25%	23/11/2010	01/06/2016	25,379		—	26,527		—
Revolving Credit	Multicurrency	Libor + 3.25%	23/11/2010	01/06/2016	101,515		—	106,109		—
Total Revolving Credit					148,594		—	154,336		—
Other non-current loans	Euros	Euribor-Euribor+4%	30/07/2009	25/06/2020	39,800		30,707	39,310		33,449
Loan transaction costs					—		(127,044)	—		(183,579)

Non-current loans and borrowings					2,276,148		1,708,287	2,356,862		1,840,788

Senior debt - Tranche A	Euros	Euribor + 3.5%	23/11/2010	01/06/2016	(*	)	33,000	(*	)	23,375
Senior debt - Tranche B	Euros	Euribor + 3.5%	23/11/2010	01/06/2017	(*	)	2,000	(*	)	200
Senior debt - Tranche A	US Dollars	Libor + 3.25%	23/11/2010	01/06/2016	(*	)	65,260	(*	)	48,317
Senior debt - Tranche B	US Dollars	Libor + 3.5%	23/11/2010	01/06/2017	(*	)	15,952	(*	)	16,674
Total senior debt					—		116,212	—		88,566
Other current loans		1.04%-12%			235,700		56,794	192,466		57,503
Loan transaction costs					—		(4,016)	—		(6,707)

Current loans and borrowings					235,700		168,990	192,466		139,362

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Current loans and borrowings include accrued interest amounting to Euros 332 thousand (Euros 338 thousand at 31 December 2012).

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

The costs of refinancing the senior debt amounted to Euros 43.8 million. The modification of the terms in the embedded derivatives of the senior debt formed part of the refinancing (see note 31) and the resulting change in the present values amounting to Euros 65 million have reduced the financing cost. Based on an analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior debt did not trigger a derecognition of the liability. Therefore, the net amount of the financing cost reduced the previous amount recognised and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 131 million at 31 December 2013 (Euros 190 million at 31 December 2012).

The main amendments were basically as follows:

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

The Group repaid in advance approximately US Dollars 240 million from the non-current senior debt during 2012.

Details of the Tranche A principal by maturity at 31 December 2013 are as follows:

	Tranche A in US Dollars			Tranche A in Euros
		Amortisation in	Amortisation in
		thousands of US	thousands of		Amortisation in
	Currency	Dollars	Euros	Currency	thousands of Euros

Maturity

2014	US Dollars	90,000	65,260	Euros	33,000
2015	US Dollars	292,500	212,095	Euros	107,250
2016	US Dollars	97,500	70,698	Euros	35,750

Total	US Dollars	480,000	348,053	Euros	176,000

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of the Tranche B principal by maturity at 31 December 2013 are as follows:

	Tranche B in US Dollars			Tranche B in Euros
		Amortisation in	Amortisation in
		thousands of US	thousands of		Amortisation in
	Currency	Dollars	Euros	Currency	thousands of Euros

Maturity

2014	US Dollars	22,000	15,952	Euros	2,000
2015	US Dollars	22,000	15,952	Euros	2,000
2016	US Dollars	22,000	15,952	Euros	2,000
2017	US Dollars	1,590,000	1,152,927	Euros	190,000

Total	US Dollars	1,656,000	1,200,783	Euros	196,000

The issue of High Yield Senior Unsecured Notes and senior debt is subject to compliance with certain covenants: leverage ratio and interest coverage ratio. At 31 December 2013 the Group complies with these financial covenants.

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

On 17 March 2014 the Group has concluded the refinancing process of its debt (see note 33).

(c)          Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	2013			2012
	Minimum		Present	Minimum		Present
	payments	Interest	Value	payments	Interest	Value
Maturity at:
Less than one year	8,519	1,432	7,087	9,119	2,114	7,005
Two years	7,184	870	6,314	8,492	1,524	6,968
Three years	3,650	327	3,323	6,815	838	5,977
Four years	1,391	195	1,196	3,250	269	2,981
Five years	1,077	102	975	957	120	837
More than five years	311	20	291	880	51	829

Total	22,132	2,946	19,186	29,513	4,916	24,597

(d)         Credit rating

On 15 July 2013 Moody’s Investors Service upgraded Grifols’ corporate credit rating to Ba2, its senior debt rating to Ba1 and its corporate bond rating to B1, with a positive outlook. As a result of the announcement of the acquisition of the transfusion diagnostics and immunology business from the Swiss company Novartis

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

International ADG on 21 November 2013, Moody’s Investors Service re-confirmed Grifols’ corporate rating and changed the outlook to negative.

On 13 November 2013 Standard & Poor’s confirmed the global corporate credit rating of Grifols, issued on 1 August 2012, at BB, with senior secured debt being BB+ and the corporate bond being B+. All the ratings have a stable outlook.

(e)          Other financial liabilities

At 31 December 2013 other financial liabilities include interest-free loans extended by governmental institutions amounting to Euros 22,282 thousand (Euros 12,660 thousand at 31 December 2012). The portion of the loans considered a grant and still to be taken to profit or loss amounts to Euros 1,057 thousand (Euros 1,029 thousand at 31 December 2012) (see note 19).

At 31 December 2013 other non-current financial liabilities include Euros 27,624 thousand relating to the put and call option extended by the Group and the shareholders of Progenika (see note 3(a)).

At 31 December 2013 and 2012 other current financial liabilities also include approximately Euros 3,955 thousand and Euros 2,631 thousand, respectively, which have been collected directly from Social Security affiliated bodies and transferred to financial institutions (see note 13).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	2013	2012
Maturity at:
Up to one year	9,438	6,243
Two years	4,195	3,092
Three years	26,242	2,396
Four years	3,318	1,950
Five years	7,352	1,572
Over five years	6,095	2,306

	56,640	17,559

(22)   Trade and Other Payables

Details are as follows:

	Thousands of Euros
	2013	2012

Suppliers	273,621	228,405

VAT payable	8,608	5,518
Tax authorities, withholdings payable	4,062	3,798
Social security payable	5,938	3,745
Other public entities	23,780	14,296

Other payables	42,388	27,357

Current tax liabilities	2,934	5,679

	318,943	261,441

Suppliers

Details of balances with related parties are shown in note 32.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 31.

(23)   Other Current Liabilities

Details at 31 December are as follows:

	Thousands od Euros
	2013	2012

Salaries payable	75,421	75,122
Other payables	1,183	2,917
Deferred income	2,395	0
Advances received	5,068	0

Other current liabilities	84,067	78,039

(24)   Net revenues

Net revenues are mainly generated by the sale of goods.

The distribution of net consolidated revenues for 2013, 2012 and 2011 by segment is as follows:

	Thousands of Euros
	2013	2012	2011

Bioscience	2,448,824	2,325,088	1,531,199
Diagnostic	130,339	134,342	117,358
Hospital	97,131	95,870	95,365
Raw Material and others	65,438	65,644	51,691

	2,741,732	2,620,944	1,795,613

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	2013	2012	2011
USA and Canada	1,707,620	1,658,548	948,730
Spain	207,922	212,983	230,871
European Union	361,905	346,345	295,754
Rest of the world	426,257	371,618	289,732
Subtotal	2,703,704	2,589,494	1,765,087

Raw Materials	38,028	31,450	30,526

Consolidated	2,741,732	2,620,944	1,795,613

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of discounts and other reductions to gross income are as follows:

	Thousands of Euros
	2013	2012	2011

Gross sales	2,915,496	2,741,405	1,901,171

Chargebacks	(58,065)	(34,102)	(38,248)
Cash discounts	(28,831)	(27,447)	(16,135)
Volume rebates	(50,505)	(29,391)	(25,079)
Medicare and Medicaid	(18,961)	(16,332)	(9,945)
Other discounts	(17,402)	(13,189)	(16,151)

Net sales	2,741,732	2,620,944	1,795,613

Movement in discounts and other reductions to gross income during 2011 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2010	—	1,150	3,229	2,957	833	8,169

Business combinations	2,466	1,199	7,506	6,352	—	17,523
Current estimate related to sales made in current and prior year	38,248	16,135	25,079	9,945	16,151	105,558	(1)
(Actual returns or credits in current period related to sales made in current period)	(35,145)	(16,698)	(16,561)	(5,336)	(15,472)	(89,212	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(2,032)	—	(10,822)	(5,210)	(833)	(18,897	)(3)

Balance at 31 December 2011	3,537	1,786	8,431	8,708	679	23,141

Movement in discounts and other reductions to gross income during 2012 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2011	3,537	1,786	8,431	8,708	679	23,141

Current estimate related to sales made in current and prior year	34,102	27,447	29,391	16,332	13,189	120,461	(1)
(Actual returns or credits in current period related to sales made in current period)	(27,655)	(25,277)	(20,345)	(10,212)	(13,189)	(96,678	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(3,663)	(1,645)	(9,841)	(8,495)	(679)	(24,323	)(3)

Translation differences	(15)	(191)	2,683	451	(30)	2,898

Balance at 31 December 2012	6,306	2,120	10,319	6,784	(30)	25,499

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in discounts and other reductions to gross income during 2013 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2012	6,306	2,120	10,319	6,784	(30)	25,499

Current estimate related to sales made in current and prior year	58,065	28,831	50,505	18,961	17,402	173,764	(1)
(Actual returns or credits in current period related to sales made in current period)	(41,209)	(25,428)	(33,510)	(15,948)	(17,167)	(133,262	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(5,201)	(2,112)	(8,252)	(1,901)	27	(17,439	)(3)

Translation differences	(983)	(144)	(765)	(339)	(22)	(2,253)

Balance at 31 December 2013	16,978	3,267	18,297	7,557	210	46,309

(1) Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(2) Amounts credited and posted against provisions for prior period

(25)                  Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	2013	2012	2011
Cost of sales	412,660	410,382	310,550
Research and development	57,012	59,925	38,626
Selling, general & administrative expenses	203,944	193,631	139,465

	673,616	663,938	488,641

Details by nature are as follows:

	Thousands of Euros
	2013	2012	2011
Wages and salaries	549,703	534,554	394,714
Contributions to pension plans (note 30)	10,233	10,637	8,785
Other social charges	14,059	13,803	10,202
Social Security	99,621	104,944	74,940

	673,616	663,938	488,641

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(26)            Expenses by Nature

(a)         Amortisation and depreciation

Expenses for the amortisation and depreciation of intangible assets and property, plant and equipment, incurred during 2013, 2012 and 2011 classified by functions are as follows:

	Thousands of Euros
	2013	2012	2011
Cost of sales	69,091	66,200	49,297
Research and development	12,018	9,693	9,669
Selling, general & administrative expenses	47,360	53,233	31,673

	128,469	129,126	90,639

(b)         Other operating income and expenses

Other operating expenses and income incurred during 2013, 2012 and 2011 by function are as follows:

	Thousands of Euros
	2013	2012	2011

Cost of sales	202,860	210,817	186,665
Research and development	54,854	54,673	41,273
Selling, general & administrative expenses	344,215	308,738	242,733

	601,929	574,228	470,671

Details by nature are as follows:

	Thousands of Euros
	2013	2012	2011

Changes in trade provisions	5,168	9,135	3,809
Professional services	121,467	99,641	132,630
Commissions	18,327	19,780	14,035
Supplies and auxiliary materials	78,993	80,461	70,282
Operating leases (note 29)	69,522	67,991	36,132
Freight	54,177	52,280	35,283
Repair and maintenance expenses	55,242	50,256	33,128
Advertising	48,115	43,429	40,236
Insurance	16,178	16,745	15,424
Royalties	3,831	5,824	6,163
Travel expenses	33,258	27,353	21,656
External services	43,681	49,222	20,487
Other	53,970	52,111	41,406

Other operating expenses	601,929	574,228	470,671

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(27)            Finance Result

Details are as follows:

	Thousands of Euros
	2013	2012	2011

Finance income	4,869	1,677	5,761

Finance cost from High Yield Senior Unsecured Notes (note 21)	(91,002)	(96,711)	(48,759)
Finance cost from senior debt-Tranche A (note 21)	(38,308)	(58,731)	(50,561)
Finance cost from senior debt-Tranche B (note 21)	(95,172)	(103,687)	(57,692)
Club Deal	—	—	(1,473)
Finance cost from sale of receivables (note 13)	(6,972)	(7,406)	(6,185)
Finance cost on corporate bonds in USA (USPP)	—	—	(20,847)
Capitalised interest	9,131	7,344	7,612
Other finance costs	(17,668)	(24,926)	(22,657)

Finance costs	(239,991)	(284,117)	(200,562)

Change in fair value of financial derivatives (note 31)	(1,786)	13,013	1,279
Impairment and gains / (losses) on disposal of financial instruments	792	2,107	(805)
Exchange differences	(1,303)	(3,409)	(3,447)

Finance result	(237,419)	(270,729)	(197,774)

During 2013 the Group has capitalised interest at a rate of between 4.4% and 6.2% based on the financing received (between 4.7% and 6.5% during 2012) (see note 4 (f)).

(28)            Taxation

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

The North American company Grifols Inc. is also authorised to present consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Plasmacare, Inc, Grifols Therapeutics Inc. and Talecris Plasma Resources, Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 37.5% of taxable income, which may be reduced by certain deductions.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)         Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	2013	2012	2011
Profit for the year before income tax	497,536	387,948	80,023
Tax at 30%	149,261	116,384	24,007
Permanent differences	(3,771)	3,965	11,111
Effect of different tax rates in US companies	23,216	24,291	6,665
Effect of different tax rates in other countries	5,734	3,172	(638)
Tax credits (deductions)	(24,465)	(16,632)	(15,695)
Prior year income tax expense	(2,175)	(1,677)	(613)
Other income tax expenses/(income)	7,682	3,068	4,958

Total income tax expense	155,482	132,571	29,795
Deferred tax	14,922	97,018	(13,509)
Current tax	140,560	35,553	43,304

Total income tax expense	155,482	132,571	29,795

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)         Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	2013	2012	2011
Assets
Inventories	18,972	20,871	15,504
Fixed assets, amortisation and depreciation	1,466	1,615	1,482
Tax credits (deductions from Spain)	8,404	—	—
Tax loss carryforwards in Spain	4,247	—	—
Tax loss carryforwards in other Companies	368	—	—
Provisions	746	1,416	977
Other	398	815	143
	34,601	24,717	18,106
Liabities
Goodwill	(42,039)	(38,809)	(35,611)
Intangible assets	(318,128)	(324,787)	(342,842)
Fixed assets	(121,667)	(120,719)	(132,559)
Debt cancellation costs	(55,755)	(72,584)	(27,826)
Others	—	—	(2,585)

Subtotal, liabilities	(537,589)	(556,899)	(541,423)

Tax credits (deductions from Spain)	5,298	8,980	11,940
Tax credits (deductions from the US)	—	4,505	22,775
Tax loss carryforwards in the US	6,184	7,886	18,797
Inventories	8,187	21,184	49,911
Cash flow hedges	15,293	20,188	13,658
Provisions	40,693	35,972	53,619
Other	7,845	4,338	—
Subtotal, net assets	83,500	103,053	170,700

Net deferred Liabilities	(454,089)	(453,846)	(370,723)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	2013	2012	2011

Balance at 1 January	(429,129)	(352,617)	(44,252)
Movements during the year	(14,922)	(97,018)	13,509
Movements in equity during the year	(4,227)	6,988	12,687
Business combination (note 3)	4,871	1,383	(302,636)
Translation differences	23,919	12,135	(31,925)

Balance at 31 December	(419,488)	(429,129)	(352,617)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

	Thousands of Euros
	Tax effect
	2013	2012	2011

Cash flow hedges (note 16 (f))	4,227	(6,988)	(12,687)

	4,227	(6,988)	(12,687)

The remaining assets and liabilities recognised in 2013, 2012 and 2011 were recognised on the statement of profit or loss.

Estimated net deferred tax liabilities to be reversed in a period of less than 12 months amount to Euros 32,246 thousand at 31 December 2013 (Euros 45,224 thousand at 31 December 2012).

The majority of the tax deductions pending application from other Spanish companies (except for those located in the Basque Country where the majority of tax deductions do not mature), relating mainly to research and development, mature in 15 years, whilst most tax deductions pending application from US companies mature in 20 years.

At 31 December 2013 the Group has recognised an amount of Euros 5,298 thousand from Spanish companies (Euros 8,980 thousand at 31 December 2012), Euros 8,404 thousand from the Progenika Group companies acquired as their future recovery was estimated as likely, and the total amount from from US companies has been fully applied (Euros 4,505 thousand at 31 December 2012) in respect of tax credits derived from deductions pending application.

At 31 December 2013 the tax Group in Spain has an amount of Euros 22,413 thousand (Euros 22,837 thousand at 31 December 2012) pending application for tax amortisation as a result of goodwill generated on the acquisition of Biomat USA, Inc. This amount will be applied annually, with no limit, provided that the current amortisation rates are maintained (stipulated by law until 2015) until 2066. In the event of applying a tax amortisation rate of 5%, the amount pending tax amortisation would be applied until 2025. The yearly amount that has been applied in 2013 at the tax rate of 30% has been Euros 424 thousand (Euros 424 thousand in 2012). The Group has recognised a deferred tax liability of Euros 16,120 thousand for the tax amortisation of goodwill at 31 December 2013 (Euros 15,696 thousand at 31 December 2012).

At 31 December 2013 the tax Group in Spain has an amount of Euros 9,342 thousand (Euros 9,471 thousand at 31 December 2012) pending application for tax amortisation as a result of goodwill generated on the acquisition of Plasmacare, Inc. This amount will be deducted annually, with no limit, provided that the current amortization rates are maintained (stipulated by law until 2015) until 2086. In the event of applying a tax amortization rate of 5% the amount pending tax amortization would be applied until 2029.  The yearly amount that has been applied in 2013 at the tax rate of 30% has been Euros 128 thousand (Euros 128 thousand in 2012). The Group has recognised a deferred tax liability of Euros 3,485 thousand for the tax amortization of goodwill at 31 December 2013 (Euros 3,356 thousand at 31 December 2012).

At 31 December 2013 the Group has recognised tax loss carryforwards of Euros 6,184 thousand (Euros 7,886 thousand at 31 December 2012). These tax credits derive from the US companies and are available for 20 years from their date of origin.

At 31 December 2013 the Group has recognised loss carryforwards of Euros 4,247 thousand from Progenika Group companies acquired which are pending offset and have no maturity date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Group has not recognised as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 35,657 thousand (Euros 12,456 thousand at 31 December 2012). The rise for 2013 is mainly due to the Euros 15,205 thousand losses from the Progenika Group companies.

(c)          Years open to inspection

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

•             Grifols Inc. and subsidiaries: notification of an inspection of federal income tax for the years ended 31 December 2010 and 31 December 2011.

Group management does not expect any significant liability to derive from these inspections.

No significant liabilities have arisen from completion of the tax inspection in 2013 of California franchise tax for 2009 to 2010 in Grifols Inc. (formerly Talecris Biotherapeutics Holdings Corp and subsidiaries).

No significant liabilities have arisen from completion of the tax inspection in 2013 of Indiana income tax for 2009 to 2011 in Talecris Plasma Resources, Inc.

(29)                Operating Leases

(a)         Operating leases (as lessee)

At 31 December 2013, 2012 and 2011 the Group leases buildings from third parties under operating leases.

In addition to the lease contracts described in note 9 (f (i)), the Group has warehouses and buildings contracted under operating lease. The duration of these lease contracts ranges from between 1 to 30 years. Contracts may be renewed on termination. Lease instalments are adjusted periodically in accordance with the price index established in each contract. One Group company has entered into lease contracts which include contingent rents. These contingent rents have been based on production capacity, surface area used and the real estate market and are expensed on a straight line basis.

Operating lease instalments of Euros 69,522 thousand have been recognised as an expense for the year at 31 December 2013 (Euros 67,991 thousand at 31 December 2012 and Euros 36,095 thousand at 31 December 2011) and comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2013, 2012 and 2011 are as follows:

	Thousands of Euros
	2013	2012	2011
Maturity at:
Up to 1 year	52,520	54,080	53,054
Between 1 and 5 years	156,413	171,315	180,802
More than 5 years	52,708	67,864	72,744
Total future minimum payments	261,641	293,259	306,600

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)         Operating leases (as lessor)

At 31 December 2013, 2012 and 2011 the Group has no lease contracts as lessor.

(30)                Other Commitments with Third Parties and Other Contingent Liabilities

(a)         Guarantees

The Group has no significant guarantees extended to third parties.

(b)         Guarantees committed with third parties

The Group has no significant guarantees extended to third parties.

(c)          Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2013 has amounted to Euros 595 thousand (Euros 558 thousand for 2012).

In successive years this contribution will be defined through labour negotiations.

In the event that control is taken of the Company, the Group has agreements with 89 employees/directors/senior management whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years salary.

The Group has contracts with five directors entitling them to termination benefits ranging from one to two years of their salary due to various circumstances.

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. The total cost of matching contributions to the savings plan was US Dollars 11.2 million for 2013 (US Dollars 11.3 million for 2012). The recognition of the cost of these contributions is consistent with each participant’s salary.

Other plans

The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented.

(d)         Purchase commitments

Details of the Group’s commitments mainly to purchase plasma at 31 December 2013 are as follows:

Thousands of Euros
2014	84,814
2015	73,977
2016	68,668
2017	39,407
2018	38,658
2019	2,478

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(e)          Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

Catalan haemophiliacs

Instituto Grifols, S.A. was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. Notification was published on 21 January 2011 that on 18 January 2011 the Barcelona Provincial Court had rejected the haemophiliacs’ claim. An appeal was subsequently filed by the counterparty in the Catalan High Court, which was rejected. The Group is currently awaiting the ruling on the appeal filed again by the group of haemophiliacs at the Spanish Supreme Court.

Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

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

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement has been reached between the parties.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore an investigation has been opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company.

The legal advisors recommend limiting disclosure of the aforementioned information in these consolidated financial statements, because the matter is currently under legal dispute.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(31)              Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros
	2012
	Carrying amount				Fair Value
	Loans and	Financial instruments	Debts and
	receivables	held for trading	payables	Total	Level 1	Level 2	Level 3	Total
Financial derivatives	—	4,502	—	4,502	—	4,502	—	4,502
Financial assets at fair value	—	4,502	—	4,502
Non-current financial assets	12,024	—	—	12,024
Other current financial assets	460	—	—	460
Trade and other receivables	392,288	—	—	392,288
Cash and cash equivalents	473,327	—	—	473,327
Financial assets not mesured at fair value	878,099	—	—	878,099

Financial derivatives	—	(93,515)	—	(93,515)	—	(93,515)	—	(93,515)
Financial liabilities at fair value	—	(93,515)	—	(93,515)

High Yield Senior Unsecured Notes	—	—	(756,267)	(756,267)	(918,195)	—	—	(918,195)
Promissory Notes	—	—	(14,309)	(14,309)
Senior secured debt	—	—	(1,890,998)	(1,890,998)	(2,129,522)	—	—	(2,129,522)
Other bank loans	—	—	(89,152)	(89,152)
Finance lease payables	—	—	(24,597)	(24,597)
Other financial liabilities	—	—	(17,559)	(17,559)
Trade and other payables	—	—	(228,405)	(228,405)
Debts with associates	—	—	(2,668)	(2,668)
Other current liabilities	—	—	(2,917)	(2,917)
Financial liabilities at fair value	—	—	(3,026,872)	(3,026,872)

	878,099	(89,013)	(3,026,872)	(2,237,786)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousand of Euros
	2013
	Carrying amount				Fair Value
	Loans and	Financial instruments	Debts and
	receivables	held for trading	payables	Total	Level 1	Level 2	Level 3	Total

Financial derivatives	—	3,155	—	3,155	—	3,155	—	3,155
Financial assets at fair value	—	3,155	—	3,155

Non-current financial assets	11,741	—	—	11,741
Other current financial assets	500	—	—	500
Trade and other receivables	405,262	—	—	405,262
Cash and cash equivalents	708,777	—	—	708,777
Financial assets not mesured at fair value	1,126,280	—	—	1,126,280

Financial derivatives	—	(68,033)	—	(68,033)	—	(68,033)	—	(68,033)
Financial liabilities at fair value	—	(68,033)	—	(68,033)

High Yield Senior Unsecured Notes	—	—	(745,008)	(745,008)	(851,461)	—	—	(851,461)
Promissory Notes	—	—	(45,211)	(45,211)
Senior secured debt	—	—	(1,790,029)	(1,790,029)	(1,961,341)	—	—	(1,961,341)
Other bank loans	—	—	(87,248)	(87,248)
Finance lease payables	—	—	(19,186)	(19,186)
Other financial liabilities	—	—	(56,640)	(56,640)
Trade and other payables	—	—	(273,621)	(273,621)
Debts with associates	—	—	(2,683)	(2,683)
Other current liabilities	—	—	(8,646)	(8,646)
Financial liabilities at fair value	—	—	(3,028,272)	(3,028,272)

	1,126,280	(64,878)	(3,028,272)	(1,966,870)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Financial derivatives

At 31 December 2013 and 2012 the Group has recognised the following derivatives:

		Nocional	Nocional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2013	31/12/2012	31/12/13	31/12/12	Maturity

Interest rate swap (cash flow hedges)	USD	1,224,777,500	1,398,875,000	(40,004)	(50,900)	30/06/2016
Interest rate swap (cash flow hedges)	EUR	100,000,000	100,000,000	(4,025)	(5,704)	31/03/2016
Swap Option	EUR	100,000,000	100,000,000	0	8	31/03/2016
Swap Floor	USD	1,224,777,500	1,398,875,000	3,155	4,494	30/06/2016
Embedded floor of senior debt	EUR	196,000,000	198,000,000	(3,539)	(5,965)	01/06/2017
Embedded floor of senior debt	USD	1,656,000,000	1,678,000,000	(20,465)	(30,946)	01/06/2017

Total				(64,878)	(89,013)

Total Assets (notes 11)				3,155	4,502
Total Liabilities (note 21)				(68,033)	(93,515)

(a)         Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

The floor included in the syndicated financing of Tranches A and B of the senior debt is in the money and an embedded derivative exists on these contracts, which was measured at fair value and recognised separately from the loans. As a result of the refinancing entered into on 29 February 2012 the embedded derivatives have been amended and improved. The embedded derivative included in Tranche A has been eliminated, whilst the embedded derivative included in Tranche B has decreased from 1.75% to 1.00%. Consequently, the nominal amounts of the embedded floors of the senior debt have been significantly reduced in Euros and US Dollars. The decrease in the value of embedded derivatives amounted to US Dollars 71.6 million (Euros 53.5 million) and Euros 12.2 million at 29 February 2012, which reduced the refinanced senior debt.

Futures contracts matured on 29 June 2012. On 29 June 2012 it was agreed to extend the futures contract to 28 September 2012, through a novation without liquidation under the same terms and conditions. During 2012 the Group sold unquoted futures, obtaining cash income of Euros 31.5 million and finance income of Euros 27.9 million.

(b)         Hedging derivative financial instruments

See explanation in note 16 (f).

In June 2011, the Group contracted two derivatives in order to comply with the compulsory hedging requirements stipulated in the credit agreement. These derivatives comprise a step-up interest rate swap and a floor swap, which had an initial nominal amount of US Dollars 1,550 million each. Both the interest rate swap and the floor are amortised on a quarterly basis in order to remain less than the amounts borrowed and avoid excess hedging. In December 2013 the nominal amount of the derivatives stands at US Dollars 1,225 million each (Euros 1,399 million at 31 December 2012). The interest rate swap complies with hedge accounting criteria.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Furthermore, in May 2012 the interest rate swap in Euros was modified, reducing the fixed interest rate and extending the maturity date from September 2014 to March 2016. The interest rate swap complies with hedge accounting criteria.

Credit risk

(a)         Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2013 and 2012 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	2013	2012

Non-current financial assets	11	11,741	12,024
Non-current financial derivatives	11	3,155	4,502
Other current financial assets		500	460
Trade receivables	13	385,537	366,022
Other receivables	13	19,725	26,266
Cash and cash equivalents	15	708,777	473,327

		1,129,435	882,601

The maximum level of exposure to risk associated with receivables at 31 December 2013 and 2012, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	2013	2012

Spain	95,491	104,676
EU countries	54,526	66,238
United States of America	164,582	139,073
Other European countries	1,516	4,427

Other regions	89,147	77,874

	405,262	392,288

Details of balances receivable as per country such as Greece, Italy, Spain and Portugal at 31 December 2012 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	317	273	(317)	2,026	199	—	2,026
Italy	8,693	4,667	(557)	16,167	7,386	(1,193)	23,110
Spain	82,599	48,601	(175)	13,651	11,632	(172)	95,903
Portugal	21,028	15,615	(4,081)	629	520	(210)	17,366

	112,637	69,156	(5,130)	32,473	19,737	(1,575)	138,405

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of balances receivable as per country such as Greece, Italy, Spain and Portugal at 31 December 2013 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	118	118	(118)	1,259	9	—	1,259
Italy	6,801	1,741	(144)	14,847	9,057	(2,060)	19,444
Spain	76,027	41,092	(175)	7,656	4,919	(98)	83,410
Portugal	10,999	8,559	(7,088)	3,098	2,422	(1)	7,008

	93,945	51,510	(7,525)	26,860	16,407	(2,159)	111,121

Provision has been made for balances receivable from Portuguese public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Italy and Spain will not be recoverable.

(b)         Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	2013	2012

Not matured	305,111	282,803
Less than 1 month	42,298	34,103
1 to 4 months	35,734	34,732
4 months to 1 year	15,147	29,246
More than one year	6,972	11,404

	405,262	392,288

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the inventory provision was as follows:

	Thousands of Euros
	2013	2012	2011
Opening balance	12,799	8,871	3,777
Business combination	722	—	2,251
Net charges for the year	4,750	5,248	2,974
Net cancellations for the year	(1,617)	(1,248)	(323)
Translation differences	(581)	(72)	192

Closing balance	16,073	12,799	8,871

An analysis of the concentration of credit risk is provided in note 5 (a).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
		Carrying		6				More
		amount at	Contractual	months	6 - 12	1-2		than 5
Carrying amount	Note	31/12/12	flows	or less	months	years	2- 5 years	years

Financial liabilities
Bank loans	21	1,980,150	2,509,660	135,776	99,268	209,243	2,054,190	11,183
Other financial liabilities	21	17,559	19,636	4,496	1,824	3,508	6,699	3,109
Bonds and other marketable securities	21	770,576	1,226,319	48,700	34,391	68,781	206,344	868,103
Finance lease payables	21	24,597	24,597	3,689	3,316	6,968	9,795	829
Payable to associates	32	2,668	2,668	2,668	—	—	—	—
Payable to suppliers	22	228,405	228,405	228,286	119	—	—	—
Other current liabilities	23	2,917	2,917	2,843	74	—	—	—
Derivative financial liabilities	21	36,911	31,412	3,890	3,994	7,676	15,852	—
Financial liabilities for hedging derivatives	21	56,604	56,953	4,770	8,899	19,242	24,042	—

Total		3,120,387	4,102,567	435,118	151,885	315,418	2,316,922	883,224

		Thousands of Euros
		Carrying		6				More
		amount at	Contractual	months	6 - 12	1-2		than 5
Carrying amount	Note	31/12/13	flows	or less	months	years	2- 5 years	years

Financial liabilities
Bank loans	21	1,877,277	2,256,838	146,822	105,206	416,706	1,581,963	6,141
Other financial liabilities	21	56,640	56,640	5,739	3,699	4,195	36,911	6,096
Bonds and other marketable securities	21	790,219	1,138,951	78,114	32,902	65,804	962,131	—
Finance lease payables	21	19,186	20,787	4,164	3,912	6,861	5,559	291
Payable to associates	32	2,683	2,683	2,683	—	—	—	—
Payable to suppliers	22	273,621	273,621	272,829	792	—	—	—
Other current liabilities	23	8,646	8,647	7,664	983	—	—	—

Derivative financial liabilities	21	24,004	45,876	4,524	14,070	27,282	—	—
Financial liabilities for hedging derivatives	21	44,029	25,637	3,573	8,475	11,727	1,862	—

Total		3,096,305	3,829,680	526,112	170,039	532,575	2,588,426	12,528

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Currency risk

The Group’s exposure to currency risk is as follows:

	Thousands of Euros
	2012
	EUR (*)	USD (**)
Trade receivables	68	3,107
Receivables from Group companies	—	45
Loans to Group companies	—	6
Cash and cash equivalents	858	24,977
Trade payables	(1,508)	(2,684)
Payables to Group companies	(7,357)	(56,405)
Loans to Group companies	(8,929)	—
Balance sheet exposure	(16,868)	(30,954)

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	2013
	EUR (*)	USD (**)
Trade receivables	267	2,637
Receivables from Group companies	28,472	5,898
Loans to Group companies	—	204,480
Cash and cash equivalents	16,524	95,177
Trade payables	(602)	(15,730)
Payables to Group companies	(7,502)	(19,359)
Loans to Group companies	28,411	(135,418)
Balance sheet exposure	65,570	137,685

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2013 and 2012 year ends are as follows:

	Closing exchange rate
Euros	2013	2012

US Dollars	1.3791	1.3194

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2013, equity would have increased by Euros 204,191 thousand (Euros 145,895 thousand at 31 December 2012) and profit would have increased by Euros 20,326 thousand (at 31 December 2012 it would have decreased by Euros 4,782 thousand). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2013 and 2012 would have had the opposite effect for the amounts shown above, all other variables being held constant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Interest rate risk

(a)         Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	2013	2012
Fixed-interest financial instruments
Financial assets	5,230	5,688
Financial liabilities	(817,843)	(770,576)
	(812,613)	(764,888)

Variable-interest financial instruments
Financial liabilities	(1,896,463)	(2,004,747)

	(1,896,463)	(2,004,747)

	(2,709,076)	(2,769,635)

(b)         Sensitivity analysis

Had the interest rate curve at 31 December 2013 been 100 basis points higher, the interest expense would have increased by Euros 9.7 million, the finance cost due to changes in the value of derivatives would have been Euros 10.4 million lower and equity would have increased by Euros 18.8 million as a result of changes in derivatives to which hedge accounting is applied.

Had the interest rate at 31 December 2012 been 100 basis points higher, the interest expense would have increased by Euros 6.2 million, the finance cost due to changes in the value of derivatives would have been Euros 23.6 million lower and equity would have increased by Euros 27.8 million as a result of changes in derivatives to which hedge accounting is applied.

(32)            Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	2013	2012
Receivables from associates	27	26
Loans to associates	1,000	—
Debts with associates	(2,683)	(2,668)
Debts with key management personnel	(4,017)	(1,250)
Payables to members of the board of directors	(400)	(458)
Payables to other related parties	(7,906)	(5,969)

	(13,979)	(10,319)

Payables are included in suppliers and trade payables (see note 22).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(a)         Group transactions with related parties

Group transactions with related parties during 2011 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	102	—	—	—
Net purchases	(1,690)	—	—	—
Other service expenses	—	—	(30,671)	—
Operating lease expense (note 9)	—	—	(4,909)	—
Sale of fixed assets (note 9)	—	—	233,629	—
Remuneration	—	(5,718)	—	(2,518)

	(1,588)	(5,718)	198,049	(2,518)

Group transactions with related parties during 2012 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	186	—	—	—
Other service expenses	—	—	(6,072)	(1,270)
Operating lease expense (note 9)	—	—	(24,057)	—
Remuneration	—	(7,871)	—	(3,688)

	186	(7,871)	(30,129)	(4,958)

Group transactions with related parties during 2013 are as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	263	—	—	—
Other service expenses	—	—	(5,849)	(1,269)
Operating lease expense (note 9)	—	—	(23,985)	—
Remuneration	—	(9,130)	—	(4,405)
R&D agreements	(9,802)	—	—	—
Finance costs	(36)	—	(210)	—

	(9,575)	(9,130)	(30,044)	(5,674)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organisation.

“Other service expenses” include contributions to non-profit organisations totalling Euros 2,779 thousand in 2013 (Euros 3,012 thousand in 2012 and Euros 653 thousand in 2011).

Other expenses for services in 2011 also included costs for professional services with related companies amounting to Euros 10,388 thousand. These costs correspond to those incurred in increasing share capital and the issue of debt carried out relating to the acquisition of Talecris. This item also included brokerage fees relating to sale and leaseback transactions in Spain and North Carolina amounting to Euros 9,309 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Interest expense to related parties for the year 2013 include interest accrued on the loan of Class B shares (see note 3 (a) and 16).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions.

Directors representing shareholders interests have received remuneration of Euros 100 thousand during 2013 and 2012 (no remuneration in 2011).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf.It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 30 (c)).

(b)         Investments and positions held by directors of the Parent in other companies and related parties

The directors and related parties do not hold any investments, nor do they hold positions or carry out functions or activities in companies with an identical, similar or complementary statutory activity to that of the Company.

(33)            Events after the Reporting Period

Signing of a bridge loan for the acquisition of Novartis’ Diagnostic unit

On 3 January 2014 the Group signed a US Dollars 1,500 million bridge loan, fully entered into in equal parts by Nomura, BBVA and Morgan Stanley. This loan was taken out to pay for the acquisition of Novartis’ Diagnostic unit relating to transfusional medicine and immunology. There are no financial restrictions on this loan relating to Grifols dividends or investments.

Closing of the purchase of Novartis’ Diagnostic unit

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,650 million (Euros 1,222 million).

This transaction has been structured through a newly-created 100% Grifols-owned subsidiary, G-C Diagnostics Corp. (USA) and this transaction has been financed through a US Dollars 1,500 million bridge loan.

Grifols will expand its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents. The assets acquired include patents, brands and licenses, together with the production plant at Emeryville (California, United States) and commercial offices in United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others.

This strategic operation will strengthen Grifols’ Diagnostic division, particularly in the US, with a very strong and specialized commercial organisation. It will also diversify Grifols’ business by promoting an activity area that complements the Bioscience division. The diagnostic business being purchased from Novartis, focused on guaranteeing the safety of blood donations for transfusions or to be used in the production of plasma derivatives, complements and expands Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centres, with the most complete product portfolio in the immunohaematology field, including reagents using gel technology, multicard and the new genotyping technologies from Progenika.

Grifols’ workforce will increase by approximately 550 employees, after taking on the employees of Novartis.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

At the date of issue of these consolidated financial statements the Group did not have all the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below as well as details on the manner the amounts have been provisionally determined based on the information available at this stage. The values shown in the table below should be considered provisional.

For practical purposes, for the present transaction, the exchange rate Euro / Dollar 1.35 was used for all purposes.

The Novartis’ Diagnostic business did not operate as a separate legal entity or segment, so the acquired business was structured as an asset deal, with the exception of the Hong Kong subsidiary, which was acquired via a share deal. For this reason the combined financial information presented in respect to the acquired business has been prepared based on ‘‘carve-out’’ financial information, using the directly attributable assets and liabilities and the historical results of operations, which include allocations of expenses attributable to the acquired business from the Diagnostic division within the Novartis Group. The combined financial information is therefore not indicative of the results of operations or financial position that would have occurred if the carve-out Diagnostic division had been a separate stand-alone entity during the year presented, or of the future results of the carve-out Diagnostic division.

	Thousands of Euros	Thousands of US Dollars

Cost of the business combination

Payment in cash	1,222,222	1,650,000
Total business combination cost	1,222,222	1,650,000

Fair value of net assets acquired	256,060	345,681

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	966,162	1,304,319

Provisional goodwill generated in the acquisition is attributed to the synergies, workforce and other expected benefits from the business combination of the assets and activities of the Group.

The expenses incurred in this transaction in 2013 amount to approximately Euros 19 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The amounts provisionally determined at the date of acquisition of assets, liabilities and contingent liabilities acquired are as follows:

	Fair Value
	Thousands of Euros	Thousands of US Dollars

Property, plant and equipment	107,397	144,986
Inventories	64,800	87,480
Trade and other receivables	112,347	151,669
Other current assets	8,889	12,000

Total assets	293,433	396,135

Trade and other payables	28,372	38,302
Other current liabilities	9,001	12,152

Total liabilities and contingent liabilities	37,373	50,454

Total net assets acquired	256,060	345,681

The result for the year 2013 of the acquired business, until operating result, is presented as follows:

	Thousands of Euros	Thousands of US Dollars

Net revenue	582,222	786,000
Cost of sales	(289,630)	(391,000)
Gross Profit	292,593	395,000

Research and development	(21,481)	(29,000)
Selling, general and administration expense	(53,333)	(72,000)

Operating result	217,778	294,000

Refinancing

On 17 March 2014 the Group has concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euro 4,075 million) and represents the company’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (senior unsecured notes).

In a first step, on 5 March 2014, Grifols Worldwide Operations Limited, 100% subsidiary of Grifols, has issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature on 2022 and will bear an anual interest at 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and an interest of 8.25% (see note 21 (a)).

Furthermore, on 17 March 2014 the Group refinanced its Senior Secured Debt (see note 21(b)).

The new senior debt consist of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over LIBOR and maturity in 2020 and a Term Loan B (“TLB”) that amounts to US Dollars 3,800 million with a 3.00% over LIBOR margin and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, has been terminated. Grifols Worldwide Operations Limited is the sole borrower of this new financing.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Following the refinancing process, the financing structure of Grifols is as follows:

	Millions US Dollars	New Conditions

Term Loan A (TLA) - Long-term loan with banks		Interest rate: US LIBOR 1 month+ 250
	700	Maturity: 2020
Term Loan B (TLB) - Long-term loan with institutional investors		Interest rate: US LIBOR 1 month + 300
	3,800	Maturity: 2021

Total Senior Secured Debt	4,500

Senior Unsecured Notes	1,000	Interest rate: 5.25% Maturity: 2022

Total Debt	5,500

Based on an analysis of the quantitative and qualitative factors, the Group concluded that the issuance of the notes and the conditions of the renegotiated senior debt did not trigger a derecognition of the liability.

(34)            Condensed Consolidating Financial Information

The High Yield Senior Unsecured Notes were issued by Grifols Inc., which is a wholly-owned subsidiary of Grifols, S.A., and are jointly and severally, irrevocably and fully and unconditionally guaranteed by Grifols, S.A. and certain other of its wholly-owned subsidiaries (‘the Guarantors’). Supplemental condensed consolidating financial information is presented in Appendix VI comprising the Group’s statements of profit or loss and cash flow statements, both consolidated, for Fiscal 2013, Fiscal 2012 and Fiscal 2011 and its consolidated balance sheets as at December 31, 2013 and December 31, 2012, showing the amounts attributable to Grifols, S.A., Grifols Inc. and those of its other subsidiaries that were Guarantors as at December 31, 2013 separately from the amounts attributable to those of its subsidiaries that were not Guarantors. The condensed consolidated financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered”, which is included in Appendix VI.

The Board of directors of Grifols, S.A. approved these Consolidated Financial Statements on 2 April 2014.

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2013, 2012 and 2011

			Acquisition /			12/31/2013		12/31/2012		12/31/2011
	Registered	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 8150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Instituto Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Logister, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	—	100.000%	—	100.000%	—	100.000%

Laboratorios Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Biomat, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	United States	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Biologicals, Inc.	United States	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

PlasmaCare, Inc.	United States	1128 Main Street, Suite 300 Cincinnati (Ohio) United States	2006	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Australia	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	—	100.000%

Medion Grifols Diagnostic AG	Switzerland	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	80.000%	—	80.000%	—	—	80.000%

Grifols Therapeutics, Inc.	United States	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, Carolina del Norte 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Talecris Plasma Resources, Inc.	United States	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, Carolina del Norte 277709, United States	2011	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

GRI-CEI, S/A Produtos para transfusao	Brazil	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	2012	Industrial	Production of bags for the extraction, separation, conservation and transfusion of blood components.	60.000%	—	60.000%	—	—	—

Grifols Worldwide Operations Limited		70 Sir John Rogerson’s Quay Dublin 2 Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—	—	—	—	—

Progenika Biopharma, S.A.		Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	56.150%	—	—	—	—	—

Proteomika, S.L.U		Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	56.150%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2013, 2012 and 2011

			Acquisition /			12/31/2013		12/31/2012		12/31/2011
	Registered	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Progenika Latina, S.A. de CV		Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	56.150%	—	—	—	—

Progenika Inc.		Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States	2013	Industrial	Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general.	—	56.150%	—	—	—	—

Preventia 2.0 Genetics, S.L.		Calle Ercilla 17 - 3º 48009 Bilbao-Vicaya Spain	2013	Industrial	Research, development and commercialisation of diagnostic products, treatment of diseases and rendering of related services.	—	56.150%	—	—	—	—

Brainco Biopharma, S.L.		Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development of products for the treatment and diagnosis of psychiatric illnesses	—	28.423%	—	—	—	—

Abyntek Biopharma, S.L.		Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Research, development and transfer of biotechnological products and processes, as well as the commercialiation of products and services related to the biosciences.	—	43.763%	—	—	—	—

Asociación I+D Progenika	Spain	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	56.150%	—	—	—	—

G-C Diagnostics Corp.		4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Participation in any activity to facilitate the organisation of the companies under the jurisdiction of Delaware.	100.000%	—	—	—	—	—

Grifols Asia Pacific Pte, Ltd	Singapore	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols Movaco, S.A.		Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Chile	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—

Grifols USA, LLC.	United States	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Argentina	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	99.260%	0.740%	99.260%	0.740%

Grifols s.r.o.	Czech Republic	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2013, 2012 and 2011

			Acquisition /			12/31/2013		12/31/2012		12/31/2011
	Registered	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Grifols (Thailand) Ltd	Thailand	191 Silom Complex Building 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Malaysia	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30.000%	—	30.000%	—	30.000%

Grifols International, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Italia S.p.A	Italy	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols UK Ltd.	United Kingdom	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—

Grifols Brasil, Ltda.	Brazil	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols France, S.A.R.L.	France	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Alpha Therapeutic Italia, S.p.A.(merged with Grifols Italia S.p.A. in 2012)	Italy	Corso di Porta Vittoria, 9, 20122 Milan (Italy)	2000	Commercial	Distribution and sale of therapeutic products, especially haemoderivatives.	—	—	—	—	100.000%	—

Grifols Polska Sp.z.o.o.	Poland	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V.	Mexico	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols México, S.A. de C.V.	Mexico	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1970	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Medion Diagnostics GmbH	Germany	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	80.000%	—	80.000%	—	80.000%

Grifols Nordic, AB	Sweden	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—

Grifols Colombia, Ltda	Colombia	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.000%	1.000%	99.000%	1.000%	99.000%	1.000%

This appendix forms an integral part of note 2 to the consolidated financial statements

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2013, 2012 and 2011

			Acquisition /			12/31/2013		12/31/2012		12/31/2011
	Registered	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Grifols Deutschland GmbH	Germany	Lyoner Strasse 15, D-60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Australian Corporate Number 073 272 830 Pty Ltd.	Australia	Unit 5/80 Fairbank, Clayton South, Victoria 3169 (Australia)	2009	Commercial	Distribution of pharmaceutical products and reagents for diagnostics.	—	—	—	—	—	100.000%

Grifols Canada, Ltd.	Canada	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Provision of various services (marketing) to Grifols Therapeutics Inc.	—	100.000%	—	100.000%	—	100.000%

Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.		Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	—	—	—	—

Grifols Switzerland AG		Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	—	—	—	—

Grifols Viajes, S.A.	Spain	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Ltd.	Ireland	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100.000%	100.000%	—	100.000%	—

Arrahona Optimus, S.L.	Spain	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2008	Services	Development and construction of offices and business premises.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols, Inc.	United States	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Acquisition, manufacture and sale of therapeutic products, especially haemoderivatives extracted using plasma fractioning through a network of donation centres owned by the Group in the USA.	100.000%	—	100.000%	—	100.000%	—

Talecris Biotherapeutics Overseas Services, Corp.	United States	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Services	Provision of support services for the sale of biotherapeutic products outside the USA and participation in any other activity for which the companies may be organised in accordance with the General Corporation Law of Delware.	—	—	—	100.000%	—	100.000%

Gri-Cel, S.A.	Spain	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0.001%	99.999%	0.001%	99.999%	0.001%	99.999%

Araclon Biotech, S.L.	Spain	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	—	61.12%	—	51.000%	—	—

Saturn Australia Pty Ltd.	Australia	Unit 5/80 Fairbank, Clayton South, Victoria 3169 (Australia)	2009	Investment	Its activity consists of holding shares and real estate investments.	—	—	—	—	—	100.000%

Saturn Investments AG	Switzerland	c/o Dr. Christoph Straub, Hanibuel 8, CH 6300 Zug (Switzerland)	2009	Investment	Its activity consists of holding shares and real estate investments.	—	—	—	—	—	100.000%

Woolloomooloo Holdings Pty Ltd.	Australia	Unit 5/80 Fairbank, Clayton South, Victoria 3169 (Australia)	2009	Investment	Its activity consists of holding shares and real estate investments.	—	—	—	—	—	100.000%

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2013, 2012 and 2011

		Acquisition /			12/31/2013		12/31/2012		12/31/2011
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity accounted investees

Nanotherapix, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2010	Research	Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.	—	51.000%	—	51.000%	—	51.000%

VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	40.000%	—	40.000%	—	40.000%

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	35.000%	—	—	—	—	—

TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	21.300%	—	—	—	—

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	14.038%	—	—	—	—

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2013, 2012 and 2011

(Expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostic			Raw materials			Others/Unallocated			Consolidated
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Revenues from external customers	2,448,824	2,325,088	1,531,199	97,131	95,870	95,365	130,339	134,341	117,358	38,028	31,450	30,526	27,410	34,195	21,165	2,741,732	2,620,944	1,795,613

Total operating income	2,448,824	2,325,088	1,531,199	97,131	95,870	95,365	130,339	134,341	117,358	38,028	31,450	30,526	27,410	34,195	21,165	2,741,732	2,620,944	1,795,613

Profit/(Loss) for the segment	980,835	888,094	515,214	139	1,177	7,610	(3,819)	9,291	(14,551)	11,664	10,657	6,749	27,306	33,881	17,355	1,016,125	943,100	532,377

Unallocated expenses													(280,005)	(283,016)	(253,516)	(280,005)	(283,016)	(253,516)
Operating profit																736,120	660,084	278,861

Finance result																(237,419)	(270,729)	(197,774)

Share of profit/(loss) of equity accounted investees	725	—	—	—	—	—	—	—	—	—	—	—	(1,890)	(1,407)	(1,064)	(1,165)	(1,407)	(1,064)
Income tax expense																(155,482)	(132,571)	(29,795)
Profit for the year after tax																342,054	255,377	50,228

Segment assets	4,501,977	4,581,022	4,722,315	81,500	79,947	120,458	215,990	144,833	107,689	394	15,792	1,305	—	—	—	4,799,861	4,821,594	4,951,767
Equity accounted investments	21,002	—	—	—	—	—	—	—	—	—	—	—	14,763	2,566	1,001	35,765	2,566	1,001
Unallocated assets													1,005,410	803,314	687,232	1,005,410	803,314	687,232
Total assets																5,841,036	5,627,474	5,640,000

Segment liabilities	230,412	264,160	337,960	241	397	12,932	14,801	12,040	12,511	—	—	—	—	—	—	245,454	276,597	363,403
Unallocated liabilities													3,488,378	3,470,136	3,611,603	3,488,378	3,470,136	3,611,603
Total liabilities																3,733,832	3,746,733	3,975,006

Other information:
Amortisation and depreciation	91,350	91,564	62,062	5,695	5,382	5,382	15,492	11,310	10,102	—	—	—	15,932	20,870	13,093	128,469	129,126	90,639
Expenses that do not require cash payments	(11,090)	11,683	4,497	141	248	(33)	337	247	4,826	—	—	—	2,979	4,946	907	(7,633)	17,124	10,197
Additions for the year of property, plant & equipment and intangible assets	129,475	140,880	127,789	8,514	6,435	15,097	24,408	12,003	12,218	—	—	—	19,582	14,154	12,395	181,979	173,472	167,499

This appendix forms an integral part of note 6 to the consolidated financial statements

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2013, 2012 and 2011

(Expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Subtotal			Raw material			Consolidated
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Net Revenue	207,922	212,983	230,871	361,905	346,345	295,754	1,707,620	1,658,548	948,730	426,257	371,618	289,732	2,703,704	2,589,494	1,765,087	38,028	31,450	30,526	2,741,732	2,620,944	1,795,613

Assets by geographical area	933,722	759,670	740,276	280,510	126,041	130,651	4,487,429	4,573,400	4,632,222	138,981	152,571	135,546	5,840,642	5,611,682	5,638,695	394	15,792	1,305	5,841,036	5,627,474	5,640,000

Other information:
Additions for the year of property, plant & equipment and intangible assets	55,978	51,014	47,622	14,847	3,081	2,759	106,274	114,109	113,041	4,880	5,268	4,077	181,979	173,472	167,499	—	—	—	181,979	173,472	167,499

This appendix forms an integral part of note 6 to the consolidated financial statements

APPENDIX III

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2012

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	2011	Additions	Combination	Transfers	Disposals	differences	2012

Development costs	69,783	9,825	11,282	0	(3,969)	(18)	86,903
Concessions, patents, licenses brands & similar	52,929	80	1,575	(31)	0	(578)	53,975
Computer software	67,967	10,033	69	3,508	(7,338)	(6,549)	67,690
Currently marketed products	927,429	0	0	0	0	(17,925)	909,504
Other intangible assets	2,476	162	0	31	(314)	(38)	2,317

Total cost of intangible assets	1,120,584	20,100	12,926	3,508	(11,621)	(25,108)	1,120,389

Accum. amort. of development costs	(40,078)	(4,957)	(122)	0	1,724	18	(43,415)
Accum. amort of concessions, patents, licenses, brands & similar	(18,866)	(1,012)	(246)	0	0	347	(19,777)
Accum. amort. of computer software	(34,122)	(11,779)	(33)	0	3,222	4,258	(38,454)
Accum. amort. of currently marketed products	(18,033)	(31,125)	0	0	0	1,157	(48,001)
Accum. amort. of other intangible assets	(914)	(630)	0	0	0	6	(1,538)
Total accum. amort intangible assets	(112,013)	(49,503)	(401)	0	4,946	5,786	(151,185)
Impairment of other intangible assets	(264)	155	0	0	0	0	(109)

Carrying amount of intangible assets	1,008,307	(29,248)	12,525	3,508	(6,675)	(19,322)	969,095
			(note 3 (b))

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2013

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	2012	Additions	combinations	Transfers	Disposals	differences	2013

Development costs	86,903	11,309	13,721	0	(98)	(47)	111,788
Concessions, patents, licenses brands & similar	53,975	41	2,717	(5)	(2,758)	(1,163)	52,807
Computer software	67,690	13,227	668	22,268	(4,545)	(1,681)	97,627
Currently marketed products	909,504	0	23,792	0	0	(39,371)	893,925
Other intangible assets	2,317	9,810	0	0	(238)	(363)	11,526

Total cost of intangible assets	1,120,389	34,387	40,898	22,263	(7,639)	(42,625)	1,167,673

Accum. amort. of development costs	(43,415)	(5,206)	(9,251)	0	0	42	(57,830)
Accum. amort of concessions, patents, licenses, brands & similar	(19,777)	(1,113)	(1,654)	1	863	262	(21,418)
Accum. amort. of computer software	(38,454)	(7,422)	(408)	(21,285)	3,773	681	(63,115)
Accum. amort. of currently marketed products	(48,001)	(32,221)	0	0	0	3,311	(76,911)
Accum. amort. of other intangible assets	(1,538)	(424)	0	0	0	22	(1,940)
Total accum. amort intangible assets	(151,185)	(46,386)	(11,313)	(21,284)	4,636	4,318	(221,214)
Impairment of other intangible assets	(109)	85	0	0	0	0	(24)

Carrying amount of intangible assets	969,095	(11,914)	29,585	979	(3,003)	(38,307)	946,435
			(note 3 (a))

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A.  AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2012

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	2011	Additions	combination	Transfers	Disposals	differences	2012

Cost:

Land and buildings	156,868	2,049	0	38,176	(9,006)	(5,877)	182,210

Plant and machinery	773,215	26,258	3,822	(17,947)	(26,346)	(11,346)	747,656

Under construction	121,219	125,065	0	(23,831)	(5,413)	(3,862)	213,178

	1,051,302	153,372	3,822	(3,602)	(40,765)	(21,085)	1,143,044

Accumulated depreciation:

Buildings	(15,434)	(5,302)	0	2,335	1,398	1,921	(15,082)

Technical installations and other items	(252,787)	(74,321)	(2,100)	(2,241)	11,006	7,727	(312,716)

	(268,221)	(79,623)	(2,100)	94	12,404	9,648	(327,798)

Impairment of other property, plant and equipment	(7,212)	(1,597)	0	0	3,954	(284)	(5,139)

Carrying amount	775,869	72,152	1,722	(3,508)	(24,407)	(11,721)	810,107
			(note 3 (b))

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A.  AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2013

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	2012	Additions	combination	Transfers	Disposals	differences	2013

Cost:

Land and buildings	182,210	4,888	5,298	25,954	(923)	(7,764)	209,663

Plant and machinery	747,656	62,644	7,093	156,076	(27,028)	(25,570)	920,871

Under construction	213,178	80,060	8	(176,880)	(769)	(5,732)	109,865

	1,143,044	147,592	12,399	5,150	(28,720)	(39,066)	1,240,399

Accumulated depreciation:

Buildings	(15,082)	(6,399)	(605)	(1,717)	426	617	(22,760)

Technical installations and other items	(312,716)	(75,684)	(4,517)	(4,412)	15,663	8,812	(372,854)

	(327,798)	(82,083)	(5,122)	(6,129)	16,089	9,429	(395,614)

Impairment of other property, plant and equipment	(5,139)	186	0	0	0	406	(4,547)

Carrying amount	810,107	65,695	7,277	(979)	(12,631)	(29,231)	840,238

(note 3 (a))

APPENDIX  V

GRIFOLS, S.A.  AND SUBSIDIARIES

Statement of Liquidity for Distribution of Interim Dividend 2013

(Expressed in thousands of Euros)

Thousands of Euros
Forecast profits distributable for 2013:
Projected profits net of taxes until 31/12/2013	155,433
Less, charge required to legal reserve	(344)

Estimated profits distributable for 2013	155,089

Interim dividend distributed	68,755

Forecast cash for the period 24 May 2013 to 24 May 2014:
Cash balances at 24 May 2013	70,594
Projected amounts collected	459,308
Projected payments, including interim dividend	252,206

Projected cash balances at 24 May 2014	277,696

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at  31 December 2012

			Guarantor	Non- Guarantor	Consolidating
Assets	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/12
	(expressed in thousands of euros)
Non-current assets

Goodwill	0	0	162,069	0	1,707,830	1,869,899
Other intangible assets	2,919	11,750	69,485	17,331	867,610	969,095
Property, plant and equipment	64,990	31,094	521,087	43,467	149,469	810,107
Investments in Subsidiaries	1,167,286	3,057,126	35,389	23,255	(4,283,056)	0
Advances and notes between parent and subsidiaries	3,313	0	0	0	(3,313)	0
Investments in equity- accounted investees	0	0	0	0	2,566	2,566
Non-current financial assets	3,769	10,013	1,834	910	0	16,526
Deferred tax assets	0	0	1,121	3,603	19,993	24,717

Total non-current assets	1,242,277	3,109,983	790,985	88,566	(1,538,901)	3,692,910

Current assets

Inventories	929	0	1,022,347	70,483	(95,115)	998,644
Trade and other receivables
Trade receivables	612	0	279,296	86,114	0	366,022
Other receivables	9,182	1,911	19,650	13,085	5	43,833
Current income tax assets	17,669	13,572	3,787	2,290	0	37,318

Trade and other receivables	27,463	15,483	302,733	101,489	5	447,173

Advances and notes between parent and subsidiaries	293,641	388,712	239,378	39,619	(961,350)	0
Other current financial assets	4	244	167	45	0	460
Acciones de la sociedad dominante a corto plazo
Other current assets	3,536	540	9,779	1,105	0	14,960
Cash and cash equivalents	90,970	304,251	25,607	52,499	0	473,327

Total current assets	416,543	709,230	1,600,011	265,240	(1,056,460)	1,934,564

Total assets	1,658,820	3,819,213	2,390,996	353,806	(2,595,361)	5,627,474

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at  31 December 2012

			Guarantor	Non- Guarantor	Consolidating
Equity and liabilities	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/12
	(expressed in thousands of euros)

Equity

Share capital	117,882	0	41,274	45,440	(86,714)	117,882
Share premium	890,355	849,867	667,804	27,984	(1,545,655)	890,355
Reserves	113,677	142,922	470,333	97,316	(204,104)	620,144
Treasury stock	(3,060)	0	0	0	0	(3,060)
Interim Dividend	0	0	0	0	0	0
Profit for the year attributable to the Parent	61,968	(151,119)	441,356	2,137	(97,656)	256,686

Total	1,180,822	841,670	1,620,767	172,877	(1,934,129)	1,882,007
Cash flow hedges	(2,556)	(30,496)	16	0	0	(33,036)
Translation differences	0	97,125	40,829	(786)	(109,371)	27,797

Other comprehensive income	(2,556)	66,629	40,845	(786)	(109,371)	(5,239)

Equity attributable to the Parent	1,178,266	908,299	1,661,612	172,091	(2,043,500)	1,876,768
Non-controlling interests	0	0	0	0	3,973	3,973
Total equity	1,178,266	908,299	1,661,612	172,091	(2,039,527)	1,880,741

Liabilities
Grants	816	147	4,413	479	0	5,855
Provisions	0	0	2,995	353	0	3,348
Non-current financial liabilities	370,200	2,262,885	238,514	10,231	(191,011)	2,690,819
Deferred tax liabilities	2,913	46,505	25,639	2,487	376,302	453,846

Total non-current liabilities	373,929	2,309,537	271,561	13,550	185,291	3,153,868

Current liabilities

Provisions	149	0	8,127	6,693	40,170	55,139
Current financial liabilities	60,752	575,187	(17,130)	75,885	(499,116)	195,578
Debts with associates	2,668	0	0	0	0	2,668

Trade and other payables
Suppliers	36,043	32,299	374,806	67,436	(282,179)	228,405
Other payables	1,419	19	20,770	5,149	0	27,357
Current income tax liabilities	0	(11,855)	15,130	2,404	0	5,679
Total trade and other payables	37,462	20,463	410,706	74,989	(282,179)	261,441
Other current liabilities	5,594	5,727	56,120	10,598	0	78,039

Total current liabilities	106,625	601,377	457,823	168,165	(741,125)	592,865

Total liabilities	480,554	2,910,914	729,384	181,715	(555,834)	3,746,733

Total equity and liabilities	1,658,820	3,819,213	2,390,996	353,806	(2,595,361)	5,627,474

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at  31 December 2013

			Guarantor	Non- Guarantor	Consolidating
Assets	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/13
	(expressed in thousands of euros)

Non-current assets

Goodwill	0	0	56,544	0	1,772,597	1,829,141
Other intangible assets	5,220	15,945	62,054	36,035	827,181	946,435
Property, plant and equipment	65,932	38,553	564,245	56,904	114,604	840,238
Investments in Subsidiaries	1,311,317	2,924,785	32,472	59,780	(4,328,354)	0
Advances and notes between parent and subsidiaries	18,159	86,202	0	4,465	(108,526)	300
Investments in equity- accounted investees	0	0	0	0	35,765	35,765
Non-current financial assets	3,712	8,217	1,820	1,147	0	14,896
Deferred tax assets	0	0	1,565	20,722	12,314	34,601

Total non-current assets	1,404,340	3,073,702	718,700	179,053	(1,674,419)	3,701,376

Current assets
Inventories	1,056	0	941,548	81,585	(77,276)	946,913

Trade and other receivables
Trade receivables	824	0	305,553	79,160	0	385,537
Other receivables	8,387	803	13,427	15,765	(1,871)	36,511
Current income tax assets	22,340	19,278	509	1,406	0	43,533

Trade and other receivables	31,551	20,081	319,489	96,331	(1,871)	465,581

Advances and notes between parent and subsidiaries	550,707	443,159	451,650	150,389	(1,595,205)	700
Other current financial assets	16	243	166	75	0	500
Other current assets	2,848	2,604	8,821	2,916	0	17,189
Cash and cash equivalents	110,536	424,935	30,556	142,750	0	708,777

Total current assets	696,714	891,022	1,752,230	474,046	(1,674,352)	2,139,660

Total assets	2,101,054	3,964,724	2,470,930	653,099	(3,348,771)	5,841,036

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at  31 December 2013

			Guarantor	Non- Guarantor	Consolidating
Equity and liabilities	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/13
	(expressed in thousands of euros)

Equity

Share capital	119,604	0	41,274	52,968	(94,242)	119,604
Share premium	910,728	849,867	667,804	138,992	(1,656,663)	910,728
Reserves	189,039	(8,199)	702,010	83,563	(82,998)	883,415
Treasury stock	0	0	0	(378)	378	0
Interim Dividend	(68,755)	0	(90,000)	(20,500)	110,500	(68,755)

Profit for the year attributable to the Parent	171,407	(176,233)	588,202	(25,822)	(212,003)	345,551

Total	1,322,023	665,435	1,909,290	228,823	(1,935,028)	2,190,543
Cash flow hedges	(670)	(24,801)	(320)	0	0	(25,791)
Translation differences	0	69,113	(39,536)	(12,981)	(80,086)	(63,490)
Other comprehensive income	(670)	44,312	(39,856)	(12,981)	(80,086)	(89,281)

Equity attributable to the Parent	1,321,353	709,747	1,869,434	215,842	(2,015,114)	2,101,262
Non-controlling interests	0	0	0	0	5,942	5,942

Total equity	1,321,353	709,747	1,869,434	215,842	(2,009,172)	2,107,204

Liabilities
Grants	106	128	5,995	3,008	(2,203)	7,034
Provisions	0	0	3,800	402	0	4,202
Non-current financial liabilities	456,443	2,131,363	44,101	33,496	(112,192)	2,553,211
Deferred tax liabilities	4,284	37,395	65,161	(1,457)	348,706	454,089

Total non-current liabilities	460,833	2,168,886	119,057	35,449	234,311	3,018,536

Provisions	0	0	6,566	6,462	38,431	51,459
Current financial liabilities	255,937	957,640	52,781	247,063	(1,255,277)	258,144
Debts with associates	2,683	0	0	0	0	2,683

Trade and other payables
Suppliers	50,986	114,086	347,472	111,765	(350,688)	273,621
Other payables	1,536	22,856	11,528	6,468	0	42,388
Current income tax liabilities	0	(18,430)	19,557	1,807	0	2,934
Total trade and other payables	52,522	118,512	378,557	120,040	(350,688)	318,943

Other current liabilities	7,726	9,939	44,535	28,243	(6,376)	84,067

Total current liabilities	318,868	1,086,091	482,439	401,808	(1,573,910)	715,296

Total liabilities	779,701	3,254,977	601,496	437,257	(1,339,599)	3,733,832

Total equity and liabilities	2,101,054	3,964,724	2,470,930	653,099	(3,348,771)	5,841,036

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2011

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Continuing Operations
Net revenue	63,490	25,567	2,480,571	453,739	(1,227,754)	1,795,613
Cost of sales	(4,901)	—	(1,687,165)	(319,220)	1,043,153	(968,133)
Gross Profit	58,589	25,567	793,406	134,519	(184,601)	827,480
Research and Development	(3,833)	(3,531)	(88,808)	(3,866)	10,678	(89,360)
Sales, General and Administration expenses	(117,312)	(26,367)	(324,662)	(137,930)	147,012	(459,259)
Operating Expenses	(121,145)	(29,898)	(413,470)	(141,796)	157,690	(548,619)
Operating Results	(62,556)	(4,331)	379,936	(7,277)	(26,911)	278,861
Finance income	10,968	23,352	(41,519)	1,457	11,503	5,761
Finance expenses	(28,141)	(165,253)	(37,550)	(6,837)	37,219	(200,562)
Change in fair value of financial instruments	4,501	(4,980)	1,758	—	—	1,279
Impairment and gains /(losses) on disposal of financial instruments	(19,930)	—	(5,697)	(1,022)	25,844	(805)
Exchange losses	184	7,001	(7,877)	(2,755)	—	(3,447)
Dividends	53,352	—	—	159	(53,511)	—

Finance result	20,934	(139,880)	(90,885)	(8,998)	21,055	(197,774)

Share of losses of equity accounted investees	—	—	144	—	(1,208)	(1,064)
Profit before income tax from continuing operations	(41,622)	(144,211)	289,195	(16,275)	(7,064)	80,023
Income tax expense	23,757	54,149	(93,501)	(1,313)	(12,887)	(29,795)

Profit after income tax from continuing operations	(17,865)	(90,062)	195,694	(17,588)	(19,951)	50,228

Consolidated profit for the period	(17,865)	(90,062)	195,694	(17,588)	(19,951)	50,228

Profit attributable to the Parent	(17,865)	(90,062)	195,694	(17,588)	(19,872)	50,307
Loss attributable to non-controlling interest	—	—	—	—	(79)	(79)

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2012

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Continuing Operations
Net revenue	74,180	73,149	4,019,222	459,674	(2,005,281)	2,620,944
Cost of sales	(5,332)	(1,981)	(2,739,062)	(325,939)	1,780,969	(1,291,345)
Gross Profit	68,848	71,168	1,280,160	133,735	(224,312)	1,329,599
Research and Development	(3,843)	(5,650)	(120,904)	(8,666)	14,620	(124,443)
Sales, General and Administration expenses	(77,340)	(77,453)	(451,808)	(113,022)	174,551	(545,072)
Operating Expenses	(81,183)	(83,103)	(572,712)	(121,688)	189,171	(669,515)
Operating Results	(12,335)	(11,935)	707,448	12,047	(35,141)	660,084
Finance income	6,479	18,603	22,858	1,459	(47,722)	1,677
Finance expenses	(26,286)	(259,375)	(39,460)	(6,820)	47,824	(284,117)
Change in fair value of financial instruments	21,049	(8,036)	—	—	—	13,013
Impairment and gains /(losses) on disposal of financial instruments	2,826	—	(10,437)	(1,157)	10,875	2,107
Exchange losses	(208)	(308)	(1,822)	(1,071)	—	(3,409)
Dividends	63,990	—	—	87	(64,077)	—

Finance result	67,850	(249,116)	(28,861)	(7,502)	(53,100)	(270,729)

Share of losses of equity accounted investees	—	—	—	—	(1,407)	(1,407)
Profit before income tax from continuing operations	55,515	(261,051)	678,587	4,545	(89,648)	387,948
Income tax expense	6,453	109,932	(237,231)	(2,408)	(9,317)	(132,571)

Profit after income tax from continuing operations	61,968	(151,119)	441,356	2,137	(98,965)	255,377

Consolidated profit for the period	61,968	(151,119)	441,356	2,137	(98,965)	255,377

Profit attributable to the Parent	61,968	(151,119)	441,356	2,137	(97,656)	256,686
Loss attributable to non-controlling interest	—	—	—	—	(1,309)	(1,309)

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2013

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Continuing Operations

Net revenue	85,589	86,330	4,404,773	612,151	(2,447,111)	2,741,732
Cost of sales	(6,006)	0	(3,034,940)	(341,642)	2,058,708	(1,323,880)
Gross Profit	79,583	86,330	1,369,833	270,509	(388,403)	1,417,852
Research and Development	(4,350)	(19,358)	(112,404)	(14,271)	27,112	(123,271)
Sales, General and Administration expenses	(126,655)	(114,492)	(386,140)	(261,009)	329,835	(558,461)
Operating Expenses	(131,005)	(133,850)	(498,544)	(275,280)	356,947	(681,732)
Operating Results	(51,422)	(47,520)	871,289	(4,771)	(31,456)	736,120
Finance income	4,775	5,912	3,596	622	(10,036)	4,869
Finance expenses	(24,195)	(208,700)	(10,923)	(6,128)	9,955	(239,991)
Change in fair value of financial instruments	(757)	(1,113)	0	84	0	(1,786)
Impairment and gains /(losses) on disposal of financial instruments	(7,256)	0	(3,545)	(12,663)	24,256	792
Exchange losses	6,778	(52)	(3,941)	(4,012)	(76)	(1,303)
Dividends	222,693	0	0	12	(222,705)	0
Finance result	202,038	(203,953)	(14,813)	(22,085)	(198,606)	(237,419)
Share of losses of equity accounted investees	0	0	0	0	(1,165)	(1,165)
Profit before income tax from continuing operations	150,616	(251,473)	856,476	(26,856)	(231,227)	497,536
Income tax expense	20,791	75,240	(268,274)	1,034	15,727	(155,482)

Profit after income tax from continuing operations	171,407	(176,233)	588,202	(25,822)	(215,500)	342,054

Consolidated profit for the period	171,407	(176,233)	588,202	(25,822)	(215,500)	342,054

Profit attributable to the Parent	171,407	(176,233)	588,202	(25,822)	(212,003)	345,551
Loss attributable to non-controlling interest	0	0	0	0	(3,497)	(3,497)

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

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the year ended 31 December 2013

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)
Cash flows from operating activities
Profit before tax	150,616	(251,473)	856,476	(26,856)	(231,227)	497,536
Adjustments for:	(197,464)	222,887	27,552	36,252	258,626	347,853
Amortisation and depreciation	5,786	4,092	55,929	14,338	48,324	128,469
Other adjustments:	(203,250)	218,795	(28,377)	21,914	210,302	219,384
(Profit)/ losses on equity accounted investments	—	—	—	—	1,165	1,165
Exchange differences	(6,778)	52	3,941	4,012	76	1,303
Impairment of assets and net provision charges	7,170	—	4,209	12,420	(19,188)	4,611
(Profit) / losses on disposal of fixed assets	1	726	(1,545)	601	4,906	4,689
Government grants taken to income	21	—	(626)	(525)	—	(1,130)
Net finance expense	(203,663)	203,904	557	4,609	222,901	228,308
Other adjustments	(1)	14,113	(34,913)	797	442	(19,562)
Changes in operating assets and liabilities	(142,424)	65,489	(77,733)	(69,997)	264,997	40,332
Change in inventories	(126)	—	49,859	(16,097)	(16,359)	17,277
Change in trade and other receivables	16,391	(20,677)	(103,584)	(104,665)	176,841	(35,694)
Change in current financial assets and other current assets	(174,647)	(2,087)	592	(1,805)	175,335	(2,612)
Change in current trade and other payables	15,958	88,253	(24,600)	52,570	(70,820)	61,361
Other cash flows from operating activities	251,520	(185,612)	(123,740)	(9,799)	(226,079)	(293,710)
Interest paid	(16,186)	(137,330)	(9,119)	(3,099)	7,854	(157,880)
Interest received	4,662	24,516	(11,200)	(1,327)	(11,228)	5,423
Dividends received	222,693	—	—	12	(222,705)	—
Income tax paid	40,351	(72,798)	(103,421)	(5,385)	—	(141,253)
Net cash from operating activities	62,248	(148,709)	682,555	(70,400)	66,317	592,011

Cash flows from investing activities

Payments for investments	(129,376)	(28,394)	(115,065)	(64,914)	84,922	(252,827)
Group companies and business units	(119,049)	(1)	105	(30,609)	80,382	(69,172)
Property, plant and equipment and intangible assets	(9,019)	(19,055)	(115,139)	(34,176)	4,540	(172,849)
Property, plant and equipment	(5,265)	(11,240)	(104,954)	(18,209)	1,208	(138,460)
Intangible assets	(3,754)	(7,815)	(10,185)	(15,967)	3,332	(34,389)
Other financial assets	(1,308)	(9,338)	(31)	(129)	—	(10,806)
Proceeds from the sale of investments	237	239	20,679	177	(4,539)	16,793
Property, plant and equipment	237	239	20,679	177	(4,539)	16,793
Net cash used in investing activities	(129,139)	(28,155)	(94,386)	(64,737)	80,383	(236,034)

Cash flows from financing activities

Proceeds from and payments for equity instruments	35,221	—	—	83,177	(83,177)	35,221
Issue	20,461	—	—	83,177	(83,177)	20,461
Acquisition of Owns Shares	(120,429)	—	—	—	—	(120,429)
Disposal of Own Shares	135,189	—	—	—	—	135,189
Proceeds from and payments for financial liability instruments	121,105	310,732	(391,849)	166,830	(286,231)	(79,413)
Issue	7,615	—	44,525	1,367	—	53,507
Redemption and repayment	(18,765)	(64,425)	(33,965)	(15,765)	—	(132,920)
Debts with group companies	132,255	375,157	(402,409)	181,228	(286,231)	—
Dividends and interest on other equity instruments paid	(69,138)	(13)	(194,407)	(28,301)	222,708	(69,151)
Dividends paid	(70,062)	(13)	(194,407)	(28,301)	222,708	(70,075)
Dividends received	924	—	—	—	—	924
Other cash flows from financing activities	(731)	(13)	3,438	5,490	—	8,184
Other amounts received from financing activities	(731)	(13)	3,438	5,490	—	8,184
Net cash from financing activities	86,457	310,706	(582,818)	227,196	(146,700)	(105,159)
Effect of exchange rate fluctuations on cash	—	(13,171)	(402)	(1,808)	—	(15,381)
Net increase / (decrease) in cash and cash equivalents	19,566	120,671	4,949	90,251	0	235,437
Cash and cash equivalents at beginning of the period	90,970	304,251	25,607	52,499	—	473,327
Cash and cash equivalents at end of period	110,536	424,935	30,556	142,750	—	708,777