Form 20-F
period 2014-12-31
Grifols SA
filed 2015-04-01
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-35193

GRIFOLS, S.A.
(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)

Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Vallès 08174 Barcelona, Spain
(Address of principal executive offices)

David Ian Bell General Counsel Grifols Shared Services North America, Inc. 2410 Lillyvale Ave Los Angeles, CA 90032-3514
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

213,064,899 Class A Shares

130,712,555 Class B Shares

GRIFOLS, S.A.

PART III		138

Item 17.	FINANCIAL STATEMENTS	138

Item 18.	FINANCIAL STATEMENTS	138

Item 19.	EXHIBITS	138

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

Talecris has been included in our consolidated financial statements from June 2, 2011, the day following the consummation of the acquisition. The Novartis Diagnostic Business (as hereinafter defined) has been included in our consolidated financial statements from January 10, 2014, the day following the consummation of the Novartis Acquisition (as hereinafter defined). Had the Novartis Acquisition occurred on January 1, 2014, there would not have been a material impact on our financial statements.

All references in this annual report on Form 20-F to (i) “euro,” “€” or “EUR” are to the common currency of the European Union and (ii) “U.S. dollar,” “$” or “USD” are to the currency of the United States.

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

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this annual report on Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management.  These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties.  Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the Marketing Research Bureau.  You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

The following tables present our consolidated financial data for the periods and as of the dates indicated.  Our consolidated balance sheet data as of December 31, 2014 and 2013 and our consolidated statement of operations data for the years ended December 31, 2014, 2013 and 2012 is derived from our audited consolidated financial statements for those years, which are included in this annual report on Form 20-F.  Our consolidated balance sheet data as of December 31, 2012, 2011 and 2010 and our consolidated statement of operations data for the years ended December 31, 2011 and 2010 is derived from our consolidated financial statements for those years, which are not included in this Form 20-F.

	As of December 31,
Consolidated Balance Sheet Data	2014	2013	2012	2011	2010
	(in thousands of euros)
ASSETS
Goodwill	3,174,732	1,829,141	1,869,899	1,895,101	189,448
Other intangible assets	1,068,361	946,435	969,095	1,008,307	78,299
Property, plant and equipment	1,147,782	840,238	810,107	775,869	434,131
Investments in equity accounted investees	54,296	35,765	2,566	1,001	598
Non-current financial assets	9,011	15,196	16,526	12,401	7,535
Deferred tax assets	82,445	34,601	24,717	18,106	34,889
Total non-current assets	5,536,627	3,701,376	3,692,910	3,710,785	744,900
Inventories	1,194,057	946,913	998,644	1,030,341	527,865
Trade and other receivables
Trade receivables	500,752	385,537	366,022	408,263	224,355
Other receivables	35,403	36,511	43,833	108,616	44,032
Current income tax assets	79,593	43,533	37,318	15,110	14,607
Trade and other receivables	615,748	465,581	447,173	531,989	282,994
Other current financial assets	502	1,200	460	16,904	12,946
Other current assets	23,669	17,189	14,960	9,395	80,628
Cash and cash equivalents	1,079,146	708,777	473,327	340,586	239,649
Total current assets	2,913,122	2,139,660	1,934,564	1,929,215	1,144,082
Total Assets	8,449,749	5,841,036	5,627,474	5,640,000	1,888,982
EQUITY AND LIABILITIES
Share capital	119,604	119,604	117,882	117,882	106,532
Share premium	910,728	910,728	890,355	890,355	121,802
Reserves	1,088,337	883,415	620,144	568,274	403,604
Treasury stock	(69,252)	0	(3,060)	(1,927)	(1,927)
Interim dividend	(85,944)	(68,755)	0	0	0
Profit for the year attributable to the Parent	470,253	345,551	256,686	50,307	115,513
Total equity	2,433,726	2,190,543	1,882,007	1,624,891	745,524
Cash flow hedges	(15,811)	(25,791)	(33,036)	(21,184)	(1,751)
Other comprehensive income	(406)	—	—	—	—
Translation differences	240,614	(63,490)	27,797	58,800	(50,733)
Other comprehensive expenses	224,397	(89,281)	(5,239)	37,616	(52,484)
Equity attributable to the Parent	2,658,123	2,101,262	1,876,768	1,662,507	693,040
Non-controlling interests	4,765	5,942	3,973	2,487	14,350
Total Equity	2,662,888	2,107,204	1,880,741	1,664,994	707,390
LIABILITIES
Grants	6,781	7,034	5,855	1,366	2,088
Provisions	6,953	4,202	3,348	11,502	1,378
Non-current financial liabilities	4,154,630	2,553,211	2,690,819	2,945,788	675,859
Deferred tax liabilities	538,786	454,089	453,846	370,723	79,141
Total non-current liabilities	4,707,150	3,018,536	3,153,868	3,328,929	758,466
Provisions	115,985	51,459	55,139	81,112	4,365
Current financial liabilities	194,726	258,144	195,578	162,296	209,871
Debts with associates	3,059	2,683	2,668	2,435	1,162
Trade and other payables
Suppliers	439,631	273,621	228,405	280,722	160,678
Other payables	90,965	42,388	27,357	27,335	11,928
Current income tax liabilities	87,462	2,934	5,679	4,691	4,172
Total trade and other payables	618,058	318,943	261,441	312,748	176,778
Other current liabilities	147,883	84,067	78,039	87,486	30,950
Total current liabilities	1,079,711	715,296	592,865	646,077	423,126
Total Liabilities	5,786,861	3,733,832	3,746,733	3,975,006	1,181,592
Total Equity and Liabilities	8,449,749	5,841,036	5,627,474	5,640,000	1,888,982

	For the Year Ended December 31,
Consolidated Statement of Operations Data	2014	2013	2012	2011(1)	2010(1)

Continuing Operations
Net revenue	3,355,384	2,741,732	2,620,944	1,795,613	990,730
Cost of sales	(1,656,170)	(1,323,880)	(1,291,345)	(968,133)	(529,400)

Gross Profit	1,699,214	1,417,852	1,329,599	827,480	461,330
Research and development	(180,753)	(123,271)	(124,443)	(89,360)	(40,656)
Selling, general and administration expenses	(660,772)	(558,461)	(545,072)	(459,259)	(210,991)

Operating Expenses	(841,525)	(681,732)	(669,515)	(548,619)	(251,647)
Operating Result	857,689	736,120	660,084	278,861	209,683
Finance income	3,069	4,869	1,677	5,761	4,526
Finance costs	(225,035)	(239,991)	(284,117)	(200,562)	(49,660)
Change in fair value of financial instruments	(20,984)	(1,786)	13,013	1,279	(7,593)
Impairment and gains/(losses) on disposal of financial instruments	(5)	792	2,107	(805)	91
Exchange differences	(18,472)	(1,303)	(3,409)	(3,477)	1,616

Finance result	(261,427)	(237,419)	(270,729)	(197,774)	(51,020)
Share of (losses) of equity accounted investees	(6,582)	(1,165)	(1,407)	(1,064)	(879)

Profit before income tax from continuing operations	589,680	497,536	387,948	80,023	157,784
Income tax expense	(122,597)	(155,482)	(132,571)	(29,795)	(42,517)

Profit after income tax from continuing operations	467,083	342,054	255,377	50,228	115,267
Consolidated profit for the year	467,083	342,054	255,377	50,228	115,267
Profit attributable to the Parent	470,253	345,551	256,686	50,037	115,513
(Loss) attributable to non-controlling interests	(3,170)	(3,497)	(1,309)	(79)	(246)
Basic earnings per ordinary share	1.37	1.01	0.75	0.16	0.45
Average number of shares	342,672,468	340,505,298	342,701,194	308,036,270	258,899,952
Basic earnings per ordinary share from continuing operations	1.37	1.01	0.75	0.16	0.45
Cash dividend per ordinary share	0.45	0.20	—	—	0.13
Cash dividend per preference share	0.46	0.21	—	—	—

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

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2014	2013	2012	2011	2010
	(in thousands of euros)
Consolidated profit for the year	467,083	342,054	255,377	50,228	115,267
Other comprehensive expenses
Items for reclassification to profit or loss
Translation differences	303,077	(91,610)	(31,016)	109,607	42,225
Equity accounted investees(1)	1,287	(359)	0	0	0
Cash flow hedges — effective part of changes in fair value	34,556	22,943	(25,140)	(33,871)	0
Cash flow hedges — amounts taken to profit and loss	(20,711)	(11,471)	6,300	2,870	324
Other comprehensive income	(406)	—	—	—	—
Tax effect	(3,865)	(4,227)	6,988	11,568	(127)
Other comprehensive income/(loss) for the year, after tax	313,938	(84,724)	(42,868)	90,174	42,422
Total comprehensive income for the year	781,021	257,330	212,509	140,402	157,689
Total comprehensive income attributable to the Parent	783,931	261,509	213,831	140,407	155,230
Total comprehensive income/(expense) attributable to non-controlling interests	(2,910)	(4,179)	(1,322)	(5)	2,459

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

As used in this annual report on Form 20-F, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.  The Noon Buying Rate for the euro on March 27, 2015 was $1.0891 = €1.00.  The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro.  Amounts are expressed in U.S. dollars per €1.00.

Annual Data (Year Ended December 31,)	Period End ($)	Average Rate ($) (1)	High ($)	Low ($)
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2926	1.4002	1.4875	1.2926
2012	1.3186	1.2902	1.3463	1.2062
2013	1.3766	1.3281	1.3816	1.2774
2014	1.2098	1.3285	1.3934	1.2098

Source:  Federal Reserve Bank of New York

(1)                                 The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Recent Monthly Data	High ($)	Low ($)
September 2014	1.3150	1.2630
October 2014	1.2838	1.2516
November 2014	1.2554	1.2375
December 2014	1.2511	1.2098
January 2015	1.2104	1.1204
February 2015	1.1481	1.1196
March 2015 (through March 27)	1.1212	1.0524

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

On November 10, 2013, we entered into a share and asset agreement, or the Novartis Agreement, with Novartis Vaccines and Diagnostics, Inc., or “NVD,” and, solely as a Guarantor, Novartis Corporation, or “Novartis,” which was subsequently amended on December 27, 2013 and January 9, 2014 to acquire Novartis’ diagnostic business.  The transactions contemplated by the Novartis Agreement are referred to herein as the Novartis Acquisition.  In connection with the Novartis Acquisition, we (i) entered into a credit and guaranty agreement dated as of February 27, 2014 (as amended, the “New Credit Facilities”), which consists of the “Senior Term Loans” and the “Revolving Loans” and (ii) issued $1.0 billion aggregate principal amount of 5.25% senior notes due 2022 (the “Notes”).  As of the date of this annual report on Form 20-F, no amounts have been drawn on the Revolving Loans.  As of December 31, 2014, we had the equivalent of $5.4 billion of indebtedness outstanding.  See Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit,” for terms of the New Credit Facilities and Notes and for more detailed information.

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

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the New Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.  We may need to refinance all or a portion of our indebtedness on or before the maturity of such indebtedness.  We cannot assure you that we will be able to refinance any of our indebtedness, including the New Credit Facilities and our Notes, on commercially reasonable terms or at all.

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

Our subsidiaries are legally distinct from us and, except for existing and future subsidiaries that guarantee certain indebtedness, have no obligation, contingent or otherwise, to pay amounts due on our debt or to make funds available to us for such payment.

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

The Grifols family and Scranton Enterprises B.V. own, directly and indirectly, 36.4% of our Class A shares.  The Class A shares exercise 100% of voting control of our company.  As a result, the Grifols family and Scranton Enterprises B.V. may exercise significant influence over matters requiring shareholders’ approval, including, among other things, the election of our board of directors, or Board, dividend policy and certain fundamental corporate action, such as the issuance of bonds, a merger or a dissolution.  Conflicts may arise between the interests of the principal shareholders and those of the other shareholders, and the principal shareholders may choose to resolve the conflict in a way that does not coincide with the interests of the other shareholders.

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

•                                          The use of intravenous immunoglobulin, or IVIG, sometimes produces the following adverse events:  nausea, vomiting, asthenia, pyrexia, rigors, injection site reaction, allergic or anaphylactic reaction, aseptic meningitis, arthralgia, back pain, dizziness, headache, rash, pruritus, urticaria, hemolysis or hemolytic anemia, hyperproteinemia, increased serum viscosity and hyponatremia, thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, transfusion-related acute lung injury and renal dysfunction and acute renal failure.

•                                          The use of anti-hepatitis B IVIG sometimes produces the following adverse events:  thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, aseptic meningitis, hemolytic anemia or hemolysis and acute renal failure.

•                                          The use of Koate®-DVI, which we license exclusively in the U.S. to Kedrion S.p.A, a corporation organized under the laws of Italy, sometimes produces the following adverse events:  allergic type reactions; tingling in the arm, ear and face; blurred vision; headache; nausea; stomach ache; and jittery feeling.

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

The manufacturing processes for our products are governed by detailed written procedures and governmental regulations that set forth cGMP requirements for blood and blood products and other products.  Our quality operations unit monitors compliance with these procedures and regulations, and the conformance of materials, manufacturing intermediates and final products to their specifications.  Failure to adhere to established procedures or regulations, or to meet a specification, could require that a product or material be rejected and destroyed.

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

For example, we finished the construction of a new fractionation plant at our facility located Parets del Vallès, near Barcelona, Spain, or the Parets facility, in 2014. The new Parets fractionation plant was approved by the FDA in 2014, and we have begun the validation process for this plant with other appropriate regulatory authorities.  In 2014, we also completed construction and received FDA approval of a new fractionation plant at our Clayton, North Carolina plasma fractionation and manufacturing facility, which we refer to as our Clayton facility. In addition, we are constructing a new purification plant at our facility located in Los Angeles, California, which we refer to as our Los Angeles facility.  Our new Los Angeles purification plant was approved by the FDA in 2014 in advance of the anticipated operation of the plant in 2015.  We are also in the process of constructing a new, upgraded facility to assume production of the intermediate immunoassay antigen and antibody products now manufactured at our facility in Emeryville, California, or our Emeryville facility. To validate our manufacturing processes and procedures following completion of upgraded facilities, we must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at our other facilities.  To provide such a comparative analysis, both the existing processes and the processes that we expect to be implemented at our upgraded facilities must comply with the regulatory standards prevailing at the time that our expected upgrade is completed.  In addition, regulatory requirements, including cGMP regulations, continually evolve.  Failure to adjust our operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

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

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be approved by the regulatory authorities, such as the FDA and the EMA, of those countries in which we sell our products.  When a new plasma collection center is opened and on an ongoing basis after its approval, it must be inspected by the FDA and the EMA for compliance with cGMP and other regulatory requirements.  An unsatisfactory inspection could prevent a new center from being approved for operation or risk the suspension or revocation of an existing approval.

In order for a plasma collection center to maintain its governmental approval to operate, its operations must continue to conform to cGMP and other regulatory requirements.  In the event that we determine a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods.  Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted.  Consequently, we could experience significant inventory impairment provisions and write-offs.

We plan to obtain our supplies of plasma for use in our manufacturing processes through collections at our plasma collection centers and through selective acquisitions or remodeling and relocations of existing centers.  This strategy is dependent upon our ability to successfully integrate new centers, to obtain FDA and other necessary approvals for any centers not yet approved by the FDA, to maintain a cGMP compliant environment in all centers, and to attract donors to our centers.

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

We have historically derived a significant portion of our net sales from our immunoglobulin products, including our IVIG products.  In 2014, our IVIG products accounted for approximately 38% of our net sales.  If any of these IVIG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue.  Similarly, if either Flebogamma® or Gamunex®-C/Gamunex® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected.  Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

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

Our receivables had a relatively stable aging average of 55, 52 and 52 days at December 31, 2014, 2013 and 2012, respectively.  The geographic redistribution of sales following the Talecris acquisition has significantly increased our sales volume in countries with shorter collection periods and reduced sales in southern European countries, which have relatively longer collection periods (Spain, Italy, Portugal and Greece) to approximately 10% of our total net revenue. In particular, in Spain, Italy and Portugal, it is common practice for government or local authority-backed entities to pay suppliers well after the 30- to 60-day period normally applied, with payments occurring very often after one year.  We cannot assure you that our average receivables aging levels will not increase if sales to these markets increase.  Failure to receive timely payments for the sale of our products negatively affects our working capital levels and may require us to obtain more short-term financing than would otherwise be needed.

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

We have implemented several large capital projects to expand and improve our Clayton, Emeryville, Los Angeles and Parets facilities, and to improve the structure of our plasma collection centers in the United States. These projects may run over budget or be delayed.  We cannot be certain that these projects will be completed in a timely manner or that we will maintain our compliance with cGMP regulations, and we may need to spend additional amounts to achieve compliance.  Additionally, by the time these multi-year projects are completed, market conditions may differ significantly from our assumptions regarding the number of competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result, capital returns might not be realized.

We plan to continue to spend substantial sums on research and development, to obtain the approval of the FDA, and other regulatory agencies, for new indications for existing products, to develop new product delivery mechanisms for existing products and to develop innovative product additions.  We face a number of obstacles to successfully converting these efforts into profitable products, including, but not limited to, the successful development of an experimental product for use in clinical trials, the design of clinical study protocols acceptable to the FDA and other regulatory agencies, the successful outcome of clinical trials, our ability to scale our manufacturing processes to produce commercial quantities or successfully transition technology, the approval of the FDA and other regulatory agencies of our products and our ability to successfully market an approved product or new indication.

For example, when a new product is approved, the Food and Drug Administration, or FDA, or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials.  If the results of such trials are unfavorable, this could result in the loss of the license to market the product, with a resulting loss of sales.

We are expecting significant capital spending as we are undertaking an investment plan that involves cumulative capital expenditures of approximately €600 million from 2014 through 2016.  The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements and the extent and timing of particular projects, among other things.  Our ability to grow our business is dependent upon the timely completion of these projects and obtaining the requisite regulatory approvals.

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

We use issuances of debt and bank borrowings as a source of funding.  At December 31, 2014, $3.9 billion and €398.0 million of our senior interest bearing debt, which represented 81.5% of our senior interest bearing debt, bore interest at variable rates, at a spread over the London Interbank Offered Rate, or LIBOR, for our U.S. dollar denominated debt and at a spread over EURIBOR for our euro denominated debt.  At December 31, 2014, we had entered into variable to fixed interest rate swaps for 26% of our U.S. dollar denominated and 25% of our euro denominated variable interest debt.  However, there can be no assurance that such instruments will be successful at reducing the risks inherent in exposures to interest rate fluctuations.  Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro.  In 2014, $3.3billion (€2.4 billion), or 73%, of our net revenue of $4.5 billion (€3.3 billion) was denominated in U.S. dollars.  We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos.  Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses which could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness.  At December 31, 2014, we had approximately $4.9 billion of U.S. dollar denominated senior debt.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Currency Risk.”

If the Clayton, Emeryville, Los Angeles or Parets facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

A substantial portion of our revenue is derived from plasma fractionation or products manufactured at our Clayton, Emeryville, Los Angeles and Parets facilities.  In addition, a substantial portion of our plasma supply is stored at facilities in City of Industry, California and Benson, North Carolina, as well as at our Clayton and Parets facilities. If any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire, storm or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators, our revenue would be materially adversely affected.  In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work in process or finished goods inventory.  Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business.  In addition, in any such event, the reconstruction of our Clayton, Los Angeles or Parets facilities or our plasma storage facilities, the regulatory approval of the new facilities, and the replenishment of raw material plasma could be time consuming.  During this period, we would be unable to manufacture all of our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes.

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

If our shipping or distribution channels were to become inaccessible due to a crippling accident, an act of terrorism, a strike, earthquake, major fire or storm or any other force majeure event, our supply, production and distribution processes could be disrupted.

Not all shipping or distribution channels are equipped to transport plasma.  If any of our shipping or distribution channels becomes inaccessible due to a crippling accident, an act of terrorism, a strike, earthquake, major fire or storm or any other force majeure event, we may experience disruptions in our continued supply of plasma and other raw materials, delays in our production process or a reduction in our ability to distribute our products directly to our customers.

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

Our operations are highly dependent on our information technology systems, including internet-based systems, which may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack.  In addition, information security risks have generally increased in recent years, and our systems are potentially vulnerable to data security breaches or cyber attack, whether by employees or others, which may expose sensitive data to unauthorized persons.  Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, customers, plasma donors and others, or adversely impact the conduct of scientific research and clinical trials, including the submission of research results to support marketing authorizations.  Our information technology systems also utilize certain third party service organizations that manage sensitive data, such as personal medical information regarding plasma donors, and our business may be adversely affected if these third party service organizations are subject to data security breaches.  In addition, procedures and safeguards must continually evolve to meet new data security challenges, and enhancing protections, and conducting investigations and remediation, may impose additional costs on us.  If we were to suffer a breakdown in our systems, storage, distribution or tracing, we could experience significant disruptions affecting our manufacturing, accounting and billing processes, or reputational harm, or claims against us by private parties and/or governmental agencies.

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

Risks Relating to the Healthcare Industry

The implementation of the Healthcare Reform Law in the U.S. may adversely affect our business.

The Healthcare Reform Law enacted through the March 2010 adoption of the Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act in the U.S. has imposed substantial changes to the current system for paying for healthcare in the U.S., including programs to extend medical benefits to millions of individuals who currently lack insurance coverage.  The changes enacted by the Healthcare Reform Law are subject to rule-making and implementation timelines that extend for several years and face ongoing legal challenges and repeal threats, which create uncertainty that limits our ability to forecast changes that may occur in the future.  On June 28, 2012, the United States Supreme Court upheld as constitutional a key provision in the Healthcare Reform Law, often referred to as the “individual mandate,” which requires individuals to have health insurance in 2014, or pay a penalty.  However, the decision also invalidated a provision in the Healthcare Reform Law requiring states, in 2014, to expand their Medicaid programs or risk the complete loss of all federal Medicaid funding.  The Court held that the federal government may offer states the option of accepting the expansion requirement, but that it may not take away pre-existing Medicaid funds in order to coerce states into complying with the expansion.  Almost half the states have not yet accepted the Medicaid expansion, so the full extent of increased health care coverage under the Healthcare Reform Law is uncertain.  Subsequent litigation has focused on whether the Healthcare Reform Law permits the use of health insurance subsidies for low and moderate income individuals who purchase coverage through the health insurance exchanges established by the federal government.  In most states, the health insurance exchanges are established by the federal government, not the state itself, and federal courts have issued contradictory rulings on this matter.  The United States Supreme Court has agreed to hear a case in which a federal appeals court upheld the subsidies for federal health insurance exchanges.  The Supreme Court is expected to issue a ruling by the end of June 2015, and if the subsidies are held to be unavailable through federal health insurance exchanges, this might significantly limit the application of the Healthcare Reform Law.  Adding to this uncertainty, in responding to difficulties encountered in implementing Healthcare Reform Law, the White House and federal agencies have instituted various temporary implementation delays, such as regarding the “employer mandate.”  With respect to the employer mandate, starting in 2015 employers with 100 or more full-time employees must generally provide certain health insurance to their workforce or pay specified fines, while starting in 2016 the requirement will apply to employers with 50 or more full-time employees.

Implementation of the Healthcare Reform Law has included significant cost-saving, revenue and payment reduction measures with respect to, for example, several government healthcare programs that cover our products, including Medicaid, Medicare Parts B and D and the 340B/Public Health Service, or PHS, program, and these efforts could have a material adverse impact on our financial performance.

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

In addition, the statutory definition of AMP changed in 2010 as a result of the Healthcare Reform Law.  In November 2010, CMS withdrew previously issued regulations defining AMP and in February 2012 issued proposed regulations that are not yet finalized.  We believe we are making reasonable assumptions regarding our reporting obligations with respect to this new definition, but, in the absence of final regulations from CMS, the adequacy of our assumptions is not certain.  Once CMS issues final regulations, we may determine that our assumptions, as well as the reports based on those assumptions, require amendment to comply with the regulatory definition of AMP.

The Healthcare Reform Law also created new rebate obligations for our products under Medicare Part D, a partial, voluntary prescription drug benefit created by the U.S. federal government primarily for persons 65 years old and over.  The Part D drug program is administered through private insurers that contract with CMS.  Beginning in 2011, the Healthcare Reform Law generally required that we provide a 50% discount to patients who fall within the Medicare Part D coverage gap, also referred to as the “donut hole,” which is a gap in Medicare Part D coverage for beneficiaries who have expended more than a certain amount, and less than a certain greater amount, for drugs.

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

The Healthcare Reform Law also introduced a biosimilar pathway that permits companies to obtain FDA approval of versions of existing biologics that are highly similar to innovative biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologics.  The new law provides that a biosimilar application may be submitted as soon as four years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed.  Drug manufacturers have begun efforts to develop biosimilar drugs for the U.S. market, and although none have yet been approved by the FDA, at least one product, a biosimilar to a filgrastim reference product, appears to be close to achieving marketing authorization, having been approved by members of the FDA’s Oncologic Drugs Advisory Committee on January 7, 2015.  The FDA is actively implementing the biosimilar pathway, including through the issuance of draft guidance documents.  We expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges, all of which could adversely affect our financial performance.

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

A provision of the Healthcare Reform Law, generally referred to as the Physician Payment Sunshine Act or Open Payments Program, imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to payments or other transfers of value made to certain U.S. healthcare practitioners, such as physicians and academic medical centers, and with regard to certain ownership interests held by physicians in reporting entities.  On February 1, 2013, a final rule was issued to implement the Physician Payment Sunshine Act.  Under this rule, data collection activities began on August 1, 2013, and first disclosure reports were due by March 31, 2014 for the period August 1, 2013 through December 31, 2013.  As required under the Physician Payment Sunshine Act, CMS published information from these reports on a publicly available website, including amounts transferred and the physician and teaching hospital identities, on September 30, 2014.  Beginning in 2014 and each year thereafter, data collection for each calendar year must be submitted by March 31 of the subsequent year, and will be published annually. While we believe we have made the appropriate disclosures and have complied fully with the applicable reporting requirements, we could be found to have failed to meet such requirements. It is difficult to predict how the new requirements, which also preempt similar state law reporting requirements, may impact our relationships with physicians and teaching hospitals.

We could be adversely affected if other government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products.

Prices in many countries, including many European countries, are subject to local regulation and certain pharmaceutical products, such as plasma derivative products, are subject to price controls in several of our principal markets, including Spain and countries within the European Union.  In the U.S., where pricing levels for our products are established by governmental payors and negotiated with private third-party payors, if the amount of reimbursement available for a product is reduced, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions.  These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace or where changes in reimbursement induce a shift in the location of treatment.  The existence of direct and indirect price controls and pressures over our products has affected, and may continue to materially adversely affect, our ability to maintain or increase gross margins.

In the U.S., for example, beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient payment schedules changed to Average Sales Price, or ASP, + 6%.  This payment was based on a volume-weighted average of all brands under a common billing code.  Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IVIG.  Medicare payments to hospitals fell 45% for powder IVIG and 30% for liquid IVIG between the fourth quarter of 2005 and the first quarter of 2006.  The Medicare reimbursement changes resulted in the shift of a significant number of Medicare IVIG patients to hospitals from physicians’ offices beginning in 2005, as many physicians could no longer recover their costs of obtaining and administering IVIG in their offices and clinics.  After 2006, some hospitals reportedly began to refuse to provide IVIG to Medicare patients due to reimbursement rates that were below their acquisition costs.  Subsequent changes have improved some of these Medicare reimbursement issues, although there has been variability in the reimbursement levels for separately payable, non-pass-through drugs and biologicals in the hospital outpatient setting over the past few years, making financial performance predictions difficult.  On January 1, 2008, the CMS reduced the reimbursement for these separately covered drugs and biologicals, including IVIG, in the hospital outpatient setting from ASP + 6% to ASP + 5%, using 2006 Medicare claims data as a reference for this reduction.  In addition, CMS reduced a hospital add on payment from $75 to $38 per infusion.  Beginning January 1, 2009, CMS further reduced the hospital outpatient reimbursement for separately covered outpatient drugs, including IVIG, to ASP + 4%, and eliminated the add-on payment.  For 2010, the rate remained as ASP + 4%, based on a cost-based methodology that also involved reallocating certain overhead costs from packaged drugs to unpackaged drugs.  CMS increased the rate to ASP + 6% for 2013, and maintained the same rate for 2014 and 2015.  In addition, under the Bipartisan Budget Act of 2013, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2023.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

Also, the intended use of a drug product by a physician can affect pricing.  Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries.  These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances.  Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities.  In the United States, many off-label uses of drug products may be reimbursed by Medicare and other third-party payors, generally based on the payors’ determination that the intended use is for a medically accepted indication, for example, based on studies published in peer-reviewed medical journals or information contained in drug compendia, such as the United States Pharmacopeia-National Formulary. However, if reimbursement for off-label uses of products, including IVIG, is reduced or eliminated by Medicare or other third-party payors, including those in the U.S. or the European Union, we could be adversely affected.  For example, CMS could initiate an administrative procedure known as a National Coverage Determination, or NCD, by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not.  This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.  High levels of spending on IVIG products, along with increases in IVIG prices, increased IVIG utilization and the high proportion of off-label uses, may increase the risk of regulation of IVIG reimbursement by CMS.  On the state level, similar limits could be proposed for therapeutic products covered under Medicaid.

Certain of our business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state laws.  Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us.

The laws governing our conduct in the U.S. are enforceable by criminal, civil and administrative penalties.  Violations of laws such as the Federal Food, Drug and Cosmetic Act, or the FDCA, the Federal False Claims Act, or the FCA, the PHS Act or provisions of the U.S. Social Security Act known as the “Anti-Kickback Law” and the “Civil Monetary Penalties Law,” or any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, the Department of Defense, other regulatory authorities and the courts.  There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, and arrangements with referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing.  Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes.  “False claims” can result not only from noncompliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from noncompliance with other laws, such as the Anti-Kickback Law (which was explicitly confirmed in the Healthcare Reform Law), or laws that require quality care in service delivery.  The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain (up to 30% of the government’s recovery plus legal fees) to private citizens who prevail.  When a private party brings a whistleblower action under the FCA, the defendant is not made aware of the lawsuit until the government starts its own investigation or makes a decision on whether it will intervene.  Many states have enacted similar laws that also apply to claims submitted to commercial insurance companies.  The bringing of any FCA action could require us to devote resources to investigate and defend the action.  Violations of the FCA can result in treble damages, and each false claim submitted can be subject to a penalty of up to $11,000 per claim.

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

We are required to report detailed pricing information, net of included discounts, rebates and other concessions, to CMS for the purpose of calculating national reimbursement levels, certain federal prices and certain federal and state rebate obligations.  We have established systems for collecting and reporting this data accurately to CMS and have instituted a compliance program to assure that the information collected is complete in all respects.  If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions (including potential False Claims Act liability) that could adversely affect their business.

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

On January 9, 2014, we concluded the acquisition of a diagnostic business unit related to transfusion medicine and immunology of the Swiss company Novartis for a total amount of $1.7 billion (€1.2 million).  See “— Important Events — The Novartis Acquisition and Related Financing.”

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.”  In January 2008, we became part of the IBEX-35 Index, which comprises the top 35 listed Spanish companies by liquidity and market capitalization.  Our Class B shares were issued as part of the consideration for the Talecris acquisition and were listed on the Spanish Stock Exchanges on June 2, 2011 and quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.P.”  Our Class B shares are also traded in the United States on the NASDAQ Global Select Market in the form of ADSs, evidenced by ADRs, under the symbol “GRFS.”  Each ADS represents one of our Class B shares.  Our ADSs are currently traded in U.S. dollars.  In November 2011, our ADSs were added to the NASDAQ Biotechnology Index.

Important Events

The Novartis Acquisition and Related Financing

Overview

On November 10, 2013, we entered into a share and asset agreement to acquire Novartis’ diagnostic business.  The Novartis Diagnostic Business was part of Novartis’s Vaccines & Diagnostics Division, which was established following Novartis’s 2006 acquisition of Chiron Corporation.

We acquired from NVD a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus.  Under the Novartis Agreement, we acquired (and, with respect to certain intellectual property rights, we acquired co-ownership) from NVD and its affiliates substantially all of the assets and certain specified liabilities that were exclusively or primarily used in connection with the following businesses, collectively, the Novartis Diagnostic Business:

•                                          the research, development, manufacture and commercialization of nucleic acid technology, or NAT, instruments, assays and services to screen human donated blood and blood products, including blood intended for autologous use, for blood-borne pathogens, such as HIV, hepatitis B, hepatitis C and West Nile Virus, which we refer to as the NAT Business;

•                                          the business of generating royalty revenue from licenses in connection with the NAT Business;

•                                          the research, development, manufacture and commercialization of immunoassay antigens and antibodies to screen human donated blood and blood products, including blood intended for autologous use (but not for immunotherapeutic purposes), for use in the detection of hepatitis, retroviruses and peptides for the purpose of clinical diagnostics, or the Immunoassay Business; and

•                                          the business of commercializing automatic and semi-automatic analyzers for processing blood-typing cards using gel agglutination technology manufactured by Grifols.

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

In 2013, the Novartis Diagnostic Business had $786 million (€582.2 million) of total revenue and $294 million (€217.8 million) of operating income.  As of the date of our acquisition of the Novartis Diagnostic Business, more than 80% of the U.S. blood supply was tested on Novartis Transfusion Diagnostic systems. The Novartis Diagnostic Business was headquartered in Emeryville, California, where its key manufacturing facility was located, and had 550 employees worldwide.

The Novartis Acquisition

On November 10, 2013, we entered into the Novartis Agreement with NVD, and, solely as a Guarantor, Novartis, which was subsequently amended on December 27, 2013 and January 9, 2014 to acquire the Novartis Diagnostic Business.  The Novartis Acquisition closed on January 9, 2014.  We paid a purchase price of $1.7 billion (€1.2 million).

The purchase price is subject to certain post-closing adjustments based on the actual levels of cash, inventory, accounts receivable and accounts payable at the closing as compared to prior estimates.  The Novartis Agreement also includes customary representations and warranties about the Novartis Diagnostic Business and the purchased assets.  In addition, Novartis agreed to a two-year non-competition restriction within the Novartis Diagnostic Business, subject to certain carve outs, including for existing businesses of Novartis and de minimis future acquisitions.  Under the Novartis Agreement, each of NVD and Grifols Diagnostic Solutions Inc. (f/k/a Grifols Chiron Diagnostics Corp., f/k/a G-C Diagnostics Corp.) agreed to indemnify the other party for breaches of representations, warranties and covenants and, in the case of NVD, certain excluded liabilities of the Novartis Diagnostic Business, subject in some cases to certain limitations.  The indemnification obligations of NVD under the Novartis Agreement are guaranteed by Novartis, and the indemnification obligations of Grifols Diagnostic Solutions Inc. are guaranteed by Grifols.

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

Refinancing

The Bridge Loan Facility and the Existing Facilities (as defined herein) were repaid on February 27, 2014 with the proceeds of the New Credit Facilities that we entered into on February 27, 2014.  The New Credit Facilities consist of the Senior Term Loans and the Revolving Loans (each, as defined herein), which are subject to customary flex provisions.  For a description of the principal terms of the New Credit Facilities, please see Item 5 of this Part I, “Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources — Sources of Credit — New Credit Facilities.”  On February 27, 2014, we also entered into the credit and guaranty agreement with a syndicate led by Nomura Securities International, Inc., or the New Interim Loan Facility, pursuant to which we borrowed $1.0 billion of loans.  The proceeds from the New Interim Loan Facility were used to discharge the Existing Notes on

February 27, 2014.  The New Interim Loan Facility was refinanced pursuant to the offering of the Notes completed on March 12, 2014.

Other Acquisitions

Alkahest Investment

In March 2015, we entered into a definitive agreement to acquire 45% of the equity of Alkahest, Inc., a California biopharmaceutical company, for a $37.5 million cash payment upon entry into the agreement and a further $12.5 million payment to be made in January 2016. We have also agreed to fund Alkahest’s development of plasma-based products, which we intend to commercialize, providing Alkahest with milestone payments and royalties on the sales of such products. Pursuant to the terms of the definitive agreement, we will also have two seats on Alkahest’s board of directors and will create a Scientific Joint Steering Committee with Allkahest’s researchers.

Kiro Robotics Acquisition and Joint Venture

In September 2014, we acquired 50% of the equity of Kiro Robotics for €21 million. Kiro Robotics, a spin-off of MONDRAGON Health, a strategic unit of the MONDRAGON Corporation, is a Spanish technological company that develops, manufactures and sells machinery and equipment designed to automate or control critical hospital processes, such as dose dispensing in hospital pharmacy and clinical diagnostic services. It also develops technologies designed to improve the efficiency, safety and quality of hospital processes, such as the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products.

In connection with the acquisition, we also signed a joint venture agreement with the other shareholders of Kiro Robotics S.L., which are also part of the MONDRAGON Corporation.  The joint venture agreement governs, among other items, our equity investment, establishing a four-year lock-up period after which we may transfer shares subject to customary restrictions, including sale rights, preferential purchase rights, and drag-along and tag-along rights, as well as representation on Kiro Robotics’ board of directors, internal management and other governing bodies.

TiGenix Acquisition

In November 2013, we acquired 21.30% of the common stock of the biotechnological company TiGenix N.V. for €12.4 million.  TiGenix is listed on the NYSE Euronext Brussels (TIG), and is based in Leuven, Belgium but has commercial offices in Madrid.  TiGenix is a Belgian cell therapy company that is a global leader in the field of mesenchymal stem cell therapy, and the first European company that obtained an approval for a cell based medicinal product by EMA, namely ChondroCelect.  This investment was carried out through Gri-Cel, S.A., our 100% owned subsidiary in which we centralize our investments in research and development projects in fields of medicine outside of our core business, such as advanced therapies.

Aradigm Stock Subscription

In August 2013, we closed a transaction with Aradigm Corporation, a company engaged in the development and commercialization of inhaled drugs for the treatment of severe respiratory diseases.  We entered into an exclusive worldwide license agreement to develop and commercialize Pulmaquin, an inhaled ciprofloxacin product.  In conjunction with the licensing agreement, we acquired approximately 35% of Aradigm’s common stock on a fully diluted basis for $25.7 million (€20.6 million of acquisition costs are included).

Acquisition of Progenika

On March 4, 2013, we announced the acquisition of 60% of the economic and voting rights of Progenika Biopharma, S.A. for a total of €37.0 million (€34.6 million, net of cash and cash equivalents).  Progenika is a Spanish company founded in 2000 that has developed tools for in vitro diagnostic genotyping testing, prognosis of diseases and prediction of response to drug treatment.  Progenika has also developed its own technology to produce DNA chips for diagnoses.

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

Investment in VCN Bioscience

In July 2012, we acquired, through Gri-Cel, 40% of the share capital of VCN Bioscience, S.L., a biotechnology firm specializing in the research and development of new therapeutic approaches for tumors based on the use of oncologic viruses, for €1.5 million.  In February 2014, we increased our share capital in VCN Bioscience by approximately €700,000, bringing our interest in VCN Bioscience to 49.5%.

VCN Bioscience’s most advanced project focuses on the treatment of pancreatic cancer, and our investment will enable it to continue to develop this new therapeutic approach, which is currently being tested in two Phase I clinical trials.  In addition, a second VCN therapeutic approach, VCN-02, is scheduled to enter the preclinical phase in 2015. We have committed under certain conditions to finance VCN Bioscience’s ongoing projects for a minimum of €5 million, which we expect to achieve by continuing to increase our share capital in VCN Bioscience.

Investment in Araclón Biotech, S.L.

On February 29, 2012, we acquired, through Gri-Cel, 51% of the share capital of Araclón Biotech, S.L. We increased our share capital in Araclón by €6.9 million in May 2013 and by €5 million in May 2014, bringing our interest in Araclón to 66%. Araclón is primarily involved in the research and development of therapies and methods for the diagnosis of degenerative illnesses, with a particular concentration on Alzheimer’s disease.  This acquisition reinforces our commitment to research and development of therapies to fight Alzheimer’s disease.

We committed to finance Araclón’s ongoing projects for five years from the date of our initial investment, subject to certain conditions.  The total cost of such investments is expected to be less than €25 million, which we expect to achieve by continuing to increase our share capital in Araclón.

The Talecris Acquisition and Related Financing

On June 1, 2011, pursuant to the Agreement and Plan of Merger, dated as of June 6, 2010, or Merger Agreement, by and among Talecris, Stream Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of Talecris, or Merger Sub, Grifols, S.A. and Grifols Shared Services North America, Inc. (f/k/a Grifols Inc.), a Delaware corporation and wholly owned subsidiary of Grifols, S.A., as amended, we completed the acquisition of 100% of the share capital of Talecris for a total of $3.7 billion.  The total value of the transaction, including Talecris’ net debt, was approximately $3.3 billion.  The acquisition was effected through (i) the merger of Talecris with and into Merger Sub and (ii) the immediately subsequent merger of Grifols Shared Services North America, Inc. with and into Merger Sub, with Merger Sub continuing as the surviving corporation and a wholly owned subsidiary of Grifols, S.A. Merger Sub was subsequently renamed Grifols Inc.

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

On July 20, 2011, the Federal Trade Commission, or FTC, issued a final order, or Consent Order, settling the FTC’s May 31, 2011 charges that our acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers.  Pursuant to the Consent Order, we divested to Kedrion, on June 2, 2011, certain assets, including Talecris’ Melville, New York manufacturing facility, which we refer to as the Melville facility, and United States marketing rights to Koate® antihemophilic factor, and an agreed quantity of plasma and subsequently transferred to Kedrion two plasma collection centers located in Mobile, Alabama, and Winston Salem, North Carolina.  Further, pursuant to the Consent Order, we and Kedrion entered into a contract manufacturing agreement under which we are supplying to Kedrion, for a period of seven years ending in 2018, Koate® and private label IVIG and albumin, for sale by Kedrion in the United States, and we extended to Kedrion a five year option ending in 2016 for Kedrion to purchase a non-exclusive license to Koate® related intellectual property for use in the United States.  In accordance with the Consent Order, we leased the Melville facility from Kedrion until July 1, 2013 when we turned over operations at the facility to Kedrion.  The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years.  Our next compliance report is due in July 2015.

In order to finance the cash portion of the Talecris acquisition consideration and repay existing indebtedness, on November 23, 2010, we entered into a credit agreement that provided for (a) senior term loans aggregating $2.5 billion and €440 million and (b) revolving commitments in the amounts of $50 million, €36.7 million ($50 million equivalent) and the $200 million equivalent in multicurrencies.  In addition, on January 21, 2011, Giant Funding Corp., an escrow company formed solely for the purpose of issuing the Existing Notes, completed a private placement of 8.25% Senior Notes due 2018 (the “Existing Notes”).  The proceeds of the offering of the Existing Notes were held in an escrow account pending completion of the Talecris acquisition and the satisfaction of other conditions.  On June 1, 2011, upon completion of the acquisition, Giant Funding Corp. was merged with and into Grifols Shared Services North America, Inc., Grifols Shared Services North America, Inc. assumed all of Giant Funding Corp.’s obligations under the Existing Notes and the indenture governing the Existing Notes and the proceeds from the issuance of the Existing Notes were released from the escrow account.  The proceeds from the Existing Notes, together with funds drawn pursuant to the credit agreement, were used to finance the cash portion of the consideration for the Talecris acquisition.

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

In November 2013, we sold 4,402,986 ADSs, representing all of our treasury stock, for €11.2 million.  As of December 31, 2014, we hold 5,000 Class B shares and no Class B ADSs in treasury.

Sale-leaseback Transactions

In May 2011, we sold five properties in Spain for an aggregate amount of €80.4 million to Gripdan Invest, S.L., a wholly owned subsidiary of Scranton Enterprises, B.V., one of our major shareholders and a related party.  These properties related primarily to non-core assets such as offices, warehouses and a factory.  Two of the premises were sold together with their related mortgage loans for a total of €53.5 million.  As a result of the sale, we recognized a net loss of €7.4 million, which included €2.0 million in brokerage fees paid to Scranton Enterprises, B.V.  The prices paid for the properties were established based on appraisals made by independent appraisers.  Simultaneous with the sale, we entered into operating lease agreements with Gripdan Invest with respect to the aforementioned properties.  For a summary of the material terms of the lease agreements, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — B. Related Party Transactions — Sale-leaseback Transactions — Spain.”

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

•                                          option to extend the lease by a ten-year period at our discretion; and

•                                          grant of purchase options in the sixth and twentieth years at a market price to be agreed to by our landlord and us, or as determined by an independent appraiser if we cannot reach an agreement with our landlord.

The main terms of the finance lease contract for the machinery and other equipment are a term of five years and 60 monthly payments of $529,000 (€369,000).  The lease contract is non-extendable and anticipates the repurchase of the machinery and other equipment for the amount of $1.00 upon expiration of the lease term.

The rental expense incurred in 2014 for the operating contracts amounted to €1.8 million, coinciding with the minimum contractually agreed payments.

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

In September 2014, we entered into a contract with Store Capital Acquisitions, LLC for the sale and subsequent leaseback of eight plasma centers in the United States owned by Grifols Shared Services North America, Inc. The plasma centers were sold together with related land for a total of €18.5 million.  As a result of the sale, we recognized a net profit of €481,000.  The prices paid for the properties were established based on appraisals made by independent appraisers.

Simultaneous with the sale, we entered into operating lease agreements with Store Capital Acquisitions, LLC with respect to the aforementioned properties.  The key terms of the operating lease agreements are:

•                                          an initial term of fifteen years;

•                                          an aggregate initial rent of $1.4 million for the plasma centers during the first year, with subsequent annual increases of the lower of 2.5% or 1.5 times the published change in the U.S. Consumer Price Index;

•                                          extensions for five-year periods, at our option, up to a maximum of twenty years.

The lease expenses incurred in 2014 for the plasma center lease contracts amounted to €274,000.

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

Our products and services are used by healthcare providers in approximately 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions, and we have a direct presence, through the operation of commercial subsidiaries, in 28 countries.

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others.

Bioscience.  The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products.  The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin.  We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC.  Subsequent to the Talecris acquisition, Talecris’ operations were incorporated into our existing Bioscience division.  This diversification of our Bioscience division, coupled with geographic expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division accounted for €2.5 billion, or 74.9%, of our total net revenue of €3.4 billion in 2014.

Diagnostic.  The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents and software for use in diagnostic and blood bank laboratories.  We concentrate our Diagnostic business in immunohematology and hemostasis product lines.  The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services.  The Diagnostic division accounted for €620.0 million, or 18.5%, of our total net revenue in 2014.  The Novartis Diagnostic Business we acquired in January 2014 produces a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases, such as HIV, hepatitis B, hepatitis C and West Nile Virus.  With the Novartis Acquisition, we expect the Diagnostic division to account for approximately 20% of our total net sales going forward.

Hospital.  The Hospital division manufactures and installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that we market as supplementary to products we do manufacture.  The Hospital division accounted for €94.8 million, or 2.8%, of our total net revenue in 2014.

Raw Materials and Others.  Net revenue from Raw Materials and Others primarily consists of revenue from third-party engineering projects performed by our subsidiary, Grifols Engineering, S.A., as well as all income derived from manufacturing agreements with Kedrion, which are described further in “— A. History of and Development of the Company — Important Events — The Talecris Acquisition and Related Financing” above, and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis Diagnostic Business.  The Raw Materials and Others division accounted for €127.1 million, or 3.8%, of our total net revenue in 2014.

Geographic Markets

We are a leading plasma derivatives producer globally, ranking in the top three largest producers in the industry in terms of total sales, along with Baxter Healthcare Corporation and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.  Prolastin® is the leading A1PI product in the United States, and is licensed in 15 countries in Europe and competes with another licensed A1PI product only in France, representing a 64% market share globally.

We currently operate in approximately 100 countries through distributors and subsidiaries in 28 countries.  The United States is the largest sales region in the world for plasma derivative products.  In addition, the United States does not entirely control prices for plasma derivative products and trade credit periods are generally shorter than in other regions in which we sell our products, including our principal European sales regions.  In the year ended December 31, 2014, the United States and Canada accounted for 60.9% of our total net revenue.

Certain sales regions, particularly in emerging markets, have experienced continuous growth, driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products and are expected to experience significant growth.  Our presence and experience in Latin America, in countries such as Mexico, Colombia, Argentina, Chile and Brazil, where we have been marketing and selling products for over 20 years, has positioned us to benefit from this additional growth in both our Bioscience and Diagnostic divisions.  In the Asia-Pacific region, we have established a presence through our subsidiaries and representative offices in Malaysia, China, Thailand, Singapore, Australia, Japan, India, Hong Kong and Taiwan. We have also opened a Middle Eastern representative office in Dubai.

Our continued focus on international expansion and acquisitions that generate operational synergies was demonstrated by our acquisition of Talecris in June 2011, a United States based producer of plasma-derived protein therapies with an established presence in the United States and Canada.  We also expanded internationally with the acquisition in March 2013 of a 60% stake in Progenika, a Spanish biotechnology firm with operations in the United States, Europe and the Middle East.  The Novartis Acquisition further reinforced our international operations, as it expanded our global portfolio of brands, patents and licenses and gained us the Emeryville facility and commercial offices in the United States, as well as additional commercial offices in Switzerland and Hong Kong. We will continue to selectively consider acquisitions that would further enhance our operations.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

Summary of Net Revenue by Region	Year ended December 31, 2014	% of total net revenue	Year ended December 31, 2013	% of total net revenue	Year ended December 31, 2012	% of total net revenue
	(in thousands of euros, except for percentages)
European Union(1)	662,802	19.8	556,325	20.3	551,764	21.1
Spain	214,558	6.4	200,036	7.3	206,374	7.9
United States and Canada	2,042,700	60.9	1,694,361	61.8	1,632,154	62.3
Rest of the World	522,830	15.5	425,608	15.5	371,382	14.2
Subtotal	3,228,332	96.2	2,676,294	97.6	2,555,300	97.5
Raw Materials and Others(2)	127,052	3.8	65,438	2.4	65,644	2.5
Total	3,355,384	100.0	2,741,732	100.0	2,620,944	100.0

(1)                                 Net revenue earned in the European Union includes net revenue earned in Spain.

(2)                                 We exclude net revenue derived from our Raw Materials division and, since January 2014, net revenue from “Others” from our reported net revenue by region, because we believe that such net revenue does not represent part of our core recurrent business lines.  We have modified net revenue by region for 2013 and 2012 to reflect the exclusion of net revenue from “Others” from our reported net revenue by region. Net revenue from Raw Materials and Others primarily consists of revenue from third-party engineering projects performed by Grifols Engineering, as well as all income derived from manufacturing agreements with Kedrion and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis Diagnostic Business.

Principal Activities

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others.

The following chart presents our total net revenues by each of our divisions for the past three years:

Summary of Revenue by Division	Year ended December 31, 2014	% of total net revenue	Year ended December 31, 2013	% of total net revenue	Year ended December 31, 2012	% of total net revenue
	(in thousands of euros, except for percentages)
Bioscience	2,513,510	74.9	2,448,824	89.3	2,325,089	88.7
Diagnostic	620,022	18.5	130,339	4.8	134,341	5.1
Hospital	94,800	2.8	97,131	3.5	95,870	3.7
Raw Materials and Others(1)	127,052	3.8	65,438	2.4	65,644	2.5
Total	3,355,384	100.0	2,741,732	100.0	2,620,944	100.0

(1)                                 Net revenue from Raw Materials and Others primarily consists of revenue from third-party engineering projects performed by Grifols Engineering, as well as all income derived from manufacturing agreements with Kedrion and royalty income from the Bioscience and Diagnostic divisions, including, in 2014, royalties acquired with the Novartis Diagnostic Business.

The Bioscience Division

The Bioscience division is responsible for the research and development, production and marketing of plasma derivative products.  In 2014, the Bioscience division accounted for 74.9% of total net revenue.

Operational Structure

The following chart illustrates its operational structure:

From plasma donation to therapeutic application, there are four major steps in the industry value chain process:  (i) plasma collection, (ii) transport and logistics, (iii) manufacturing (fractionation and purification) and (iv) marketing and distribution.  We are present at all levels of the value chain, from collection centers to distribution of the final products.  This vertical integration enables us to leverage our position at each stage to control the overall process, to benefit from lower prices and to introduce complementary products, such as those offered through the Hospital division and the Diagnostic division, to our customers.

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products.  We obtain our plasma primarily from the United States through our 150 FDA-licensed plasma collection centers and, to a much lesser extent, through agreements with third parties.  In 2014, our plasma collection centers obtained approximately 7.5 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties).  We believe that our plasma requirements through 2017 will be met through plasma collected at our plasma collection centers and approximately one million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.  As we source the majority of our plasma internally, we have been able to ensure the availability of plasma for our manufacturing needs, assure the quality of the plasma throughout our manufacturing process, and improve control over our plasma costs and our margins.

We have implemented mechanisms to ensure that a plasma donor meets the guidelines set forth by applicable regulations regarding, among other things, health, age and frequency of donations.  Once the plasma donation is completed, as required by applicable United States and European regulations, we test every donation for pathogens such as HIV, hepatitis A, B and C, parvovirus B19 and syphilis.  If we discover a unit of plasma that cannot be used in the fractionation process, we notify the donor and remove all plasma previously donated by such donor from our inventory.

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

Fractionation and Purification

Once plasma has been obtained, it may be used immediately for blood transfusions.  It may also be frozen (as fresh frozen plasma) and then manufactured into plasma derivatives through the fractionation process.  The fractionation process consists of the separation of specific proteins through temperature and pH changes, as well as the use of filtration and centrifugation techniques.  This process also includes a phase of introducing various viral inactivation procedures.  Fractionation occurs in tanks at near freezing temperatures to maintain the integrity of the proteins.  All known plasma derivative products can be fractionated from the same batch of plasma.  As a result, the development of a new or higher yield plasma derivative product would likely generate incremental sales without increasing the requirement for additional plasma.

We currently operate three Bioscience manufacturing facilities in the United States and Spain.  Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities, which have a combined fractionation capacity of 12.5 million liters per year.  Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins.

Currently, the Clayton, Los Angeles and Parets facilities are equipped and licensed to produce certain plasma derivative products for the United States, European and other markets.  For example, we produce our Flebogamma® DIF and Gamunex® IVIG products for all of our markets at the Clayton, Los Angeles and Parets facilities.

We optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities.  In 2014, 2013 and 2012, we obtained the following FDA licenses, among others:

•                                          to purify at our Clayton facility the Fraction II+III (an intermediate product) made at both our Los Angeles and Parets facilities to make Gamunex®;

•                                          to use Fraction V obtained at the Clayton facility to produce albumin at the Los Angeles facility;

•                                          to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastina®, an A1PI we market in Spain, at the Clayton facility;

•                                          to use Fraction IV-1 obtained at our Clayton facility to produce Prolastin® at the Parets facility;

•                                          to purify at our Los Angeles facility the Fraction II+III obtained at that facility to make Gamunex® 10%; and

•                                          to use the new Clayton fractionation facility, construction of which is expected to be completed in 2015.

We are continuing our efforts to obtain additional FDA licenses of this nature, including a license to purify at our Los Angeles facility the cryoprecipitate obtained at our Clayton facility.  The flexibility provided through such licenses allows us to increase production efficiency and to better address changes in demand between the United States, the European Union and other world markets.

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

We continually invest in the improvement of our manufacturing facilities and plasma fractionation process. During 2012, we completed a new ATIII purification and nanofiltration area in Clayton.  During 2013, we completed a new albumin purification area at our Parets facility and began the validation process for the new fractionation facilities in Barcelona and Clayton.  During 2014, we completed a new plasma fractionation plant at each of our Parets facility and our Clayton facility.

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

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel.  A majority of our sales in 2014 were made through our own distribution network, which is experienced in the proper handling of our products.  This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall.  In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.  Additionally, outside of the United States, we are in the process of transitioning some of Talecris’ products from their existing distribution channels into our own, reducing the distribution costs of those products.

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

Flebogamma® 5% and 10% DIF. Immune Globulin Intravenous (Human).

Gamunex®/Gamunex®-C. Immune Globulin Injection (Human), 10% Caprylate/Chomatography Purified.

Prolastin®/Prolastin®-C/Prolastina®/Pulmolast®. Alpha 1-Proteinase Inhibitor (Human).	Used to treat congenital alpha-1 antitrypsin deficiency-related emphysema.

Trypsone® A1PI. Alpha 1-Proteinase Inhibitor (Human).

Fahndi® and Alphanate®. Antihemophilic Factor/von	Used for the prevention and control of bleeding in Factor VIII

Willebrand Factor Complex (Human).	deficiency (hemophilia A), and indication for von Willebrand disease (in the U.S., for Alphanate® only).

Koate®-DVI. Antihemophilic Factor (Human).

Human Albumin Grifols®/Albutein®/Plasbumin®. Albumin (Human) 5%, 20% and 25%.	Used to re-establish and maintain circulation volume in the treatment of hypovolemia (i.e., traumatic or hemorrhagic shock and severe burns) and to treat complications related to cirrhosis.

Our acquisition of Talecris expanded our portfolio of IVIG and A1PI products.  Gamunex® IVIG, which was launched in the United States and Canada in 2003 as a premium ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment.  We believe Gamunex® IVIG is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch.  Gamunex® IVIG is the only IVIG product approved for CIDP in the United States.  Further, the FDA granted Gamunex® IVIG orphan drug status, which provides marketing exclusivity for the CIDP indication in the United States through September 2015.

In addition, following the Talecris acquisition, we are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.  Prolastin® A1PI is the leading A1PI product in the United States, and in Europe, it is licensed in 15 countries and competes with another licensed A1PI product only in France.  In Italy and Spain, where we have previously distributed Prolastin® through third parties, we began distributing Prolastin® directly in 2013.  Additionally, Prolastin®-C is the only licensed A1PI product in Canada, and we are conducting clinical trials in Europe to obtain Prolastin®-C approval there.

Alphanate® and Fahndi®, our Factor VIII/von Willebrand factor products, are used both for the treatment of hemophilia and von Willebrand disease.  In addition, we offer our albumin product with reduced aluminum content, meeting European requirements and making our albumin product more attractive to biotechnology companies and genetic labs, as well as hospitals and physicians.

In addition to the products described above, we also produce intramuscular (hyperimmune) immunoglobulins, which are used for the treatment of tetanus, hepatitis B, and Rh factor complications during birth; Anbinex® and Thrombate® III, which are used in the prevention and treatment of thromboembolic complications; AlphaNine® and Factor IX Grifols®, which are used in the prevention and control of bleeding in patients with hemophilia B; and Niuliva® and Igantibe®, used after liver transplants to prevent hepatitis B reinfection of the graft.

To sell plasma derivative products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.  To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction.  We have 652 hemoderivative product licenses registered in 90 countries throughout the European Union, United States, Latin America, Asia and the rest of the world.  Our most significant government-issued licenses for plasma derivative products are:

•                                          Flebogamma®/Flebogamma® DIF/Gamunex®/Gamunex®-C Immunoglobulin.  We have 122 licenses for the marketing and sale of one or more of these immunoglobulin products;

•                                          Fahndi®/Alphanate®/Koate® Factor VIII.  We have 99 licenses for the marketing and sale of one or more of these Factor VIII products;

•                                          Human Albumin Grifols®/Albutein®/Plasbumin® Albumin.  We have 198 licenses for the marketing and sale of one or more of these albumin products in its various concentrations; and

•                                          Prolastin®/Trypsone® A1PI.  We have 25 licenses for the marketing and sale of one or both of these A1PI products.

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

The Diagnostic Division

The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents and software for use in diagnostic and blood bank laboratories.  We believe that we have a significant market share of sales of NAT blood screening solutions. In addition, we have increased our sales of immunohematology automated systems to hospital transfusion and blood centers, particularly in China and Mexico.  We also continue to grow our portfolio of clinical and specialist Diagnostic products, including in the hemostasis product line.  The Diagnostic division accounted for €620.0 million, or 18.5%, of total net revenue in 2014.

Our principal diagnostic products are:

Product Description	Main Applications
Transfusion Medicine:

Procleix® Tigris®/Procleix® Panther® analyzers. Automated NAT systems, assays and software for molecular diagnostics.	Used to detect pathogenic agents of infectious viral diseases, including HIV, hepatitis A, B and C, parvovirus B19 and West Nile Virus.

WADiana®/Erytra® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.	Used to perform routine pre-transfusion blood typing, antibody screening, antibody identification and cross-match tests.

Antigens. Critical component of certain infectious disease tests.	Reagent used in the production of clinical diagnostic and blood donor screening immunoassays.

Leucored and standard blood bags. Blood bags configured according to all blood bank separation protocols. Leucored blood bags incorporate an in-line filtration system.	Used for collection and transfusion of blood.

Clinical and Specialty Diagnostics:

Triturus® analyzers. Open and fully automated analyzer for enzyme-linked immunoabsorbent assay, or ELISA, tests offering multi-test/multi-batch capability.	Automates the enzyme immunoassay testing in microtiter plate format and the processing of several batches of samples simultaneously.

Q-Coagulometer® and Q-Smart® analyzers. Fully automated hemostasis analyzers that use reagents to measure blood coagulation levels.	Used to diagnose and measure blood coagulation status of patients with blood coagulation-related and hemorrhagic disorders.

Coagulation reagents, instrumentation and software.	Used to establish the coagulation status of patients and to handle the corresponding results.

We assemble the majority of our instrument analyzers at the Parets facility. We manufacture antigens at our Emeryville facility and our blood bags at the Murcia facility, which has an estimated capacity of eight million blood bags per year.  See “— D. Property, Plant and Equipment” below.

The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions.  We have over 1,600 diagnostic product licenses registered in a total of 70 countries in Europe, the United States, Latin America and Asia.

In addition to the products noted above, we offer our customers products manufactured by third-parties that we believe complement our product lines.

We currently distribute Diagnostic division products in the European Union, the United States, Asia, the Middle East, Latin America and Africa.  In 2012, we expanded the sales of our immunohematology products and distributed our Erytra® analyzers in Europe, Mexico, Brazil, Japan and Australia.  In 2013, we expanded the sales of our Erytra® analyzers to Qatar and our Q-Coagulometer® to Italy. In 2014, the Japanese Red Cross began using our Procleix® assays to screen Japan’s supply of blood donations.

Transfusion Medicine

Our growth strategy for the transfusion medicine product line, which includes products used in blood testing, typing and collection, focuses mainly on expanding the sales of our WADiana® and Erytra® analyzers and related DG Gel® blood determination cards in key world markets directly or through distribution partners.

We have focused on obtaining FDA approvals for products and improving instrument software and hardware, specifically the programming, verification and validation of new techniques for the automation of specific reagents in the WADiana® analyzer and the DG Gel® card reader.

We continue to experience strong sales of our DG Gel® blood typing products, including WADiana® and Erytra® analyzers and DG Gel® cards, in key markets. In 2014, sales of DG Gel® cards increased by 23%. In the United States, the FDA approved the new DG Gel® 8 system for antigen blood typing and pre-transfusion compatibility tests, which was followed by our full commercial launch and first installation of the DG Gel® 8 system in the United States.

In addition, we distribute in several countries the BLOODchip® genetic tests manufactured by Progenika.  As discussed above, in March 2013 we acquired the majority of shares in Progenika.

In 2011, we entered into an agreement with a Brazilian distributor for blood extraction and fractionation blood bags, which led to increased sales to Brazil beginning in 2012.  To strengthen our market position in Brazil, we continue construction of a blood bag manufacturing plant there.  In 2013, we also entered into a distribution agreement with the Japanese company Kainos Laboratories, pursuant to which it distributes our WADiana® and Erytra® analyzers and associated reagents in Japan.  We also have various distribution agreements with AESKU in Chile, Italy, Portugal, Spain and the United Kingdom, and in 2014, we contracted to be AESKU’s exclusive distributor of autoimmune diagnostics products in Mexico.

Novartis Diagnostic Business

We acquired from Novartis a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. The Novartis Diagnostic Business has been integrated in our current Diagnostic division, resulting in a significant expansion of our transfusion medicine product portfolio.

The Procleix® assays we added to our portfolio as a result of the Novartis Acquisition are developed in collaboration with Hologic and detect genetic virus materials based on innovative technologies, including target capture and transcription-mediated amplification.  We have an agreement with Hologic through 2025 to distribute and sell these Procleix® assays, such as Procleix® NAT Solutions, as well as other NAT technology reagents and software.

The Procleix® Tigris® and Procleix® Panther® analyzers continue to be trusted by blood banks and plasma processing labs to screen millions of blood and plasma units around the world.  Most notably, the fully automated, high-throughput Procleix® Tigris® system can process 1,000 blood samples in about 14 hours.

In 2014, we introduced NAT technology in Vietnam, the Philippines and Sri Lanka. Also in 2014, the Japanese Red Cross signed a seven-year agreement to use these Procleix® assays to screen Japan’s supply of blood donations (approximately 5.3 million per year), for viral diseases, including HIV and hepatitis. We expect to earn approximately $375 million (€274 million) over the term of the contract.

The new Procleix® HEV, a specific reagent to detect hepatitis E virus using nucleic acid amplification technology on the automated Panther® platform, also received a CE (European Conformity) mark.

As part of the Novartis Acquisition, we also acquired a product line of high quality antigens, which are critical components of clinical diagnostic and blood screening immunoassay tests sold worldwide, which are produced through a joint business with Ortho Clinical Diagnostic.

Clinical and Specialty Diagnostics

Our Q-Coagulometer®, Q-Smart® and Triturus® analyzers remain key product lines in the clinical and specialty diagnostics product line.  In 2014, we continued sales of a Protein S Assay Kit and a chromogenic Protein C Assay Kit for our Q-Coagulometer® analyzers that we launched in 2013. In addition, we obtained a CE mark for our Q-Smart® analyzer, which is a mechanism for laboratories to automate and standardize hemostasis tests, and we expect to launch this product commercially in 2015. We also continue to distribute our Triturus® analyzer.  In 2013, we finalized the first phase of validation for a new Triturus® analyzer with greater processing capacity, and in 2014, we continued to develop this product.

In 2014, we also began selling the Promonitor® product range in Chile, which includes an ELISA device line developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. We also started marketing the Intercept Blood System®, which was developed by Cerus to inactivate pathogens in blood platelets and plasma, reducing the risk of disease transmission during blood transfusions.

We also continue to offer a broad portfolio of hemostasis reagents in this line, including DG®-Chrom PC, a proprietary chromogenic kit for Protein C, and DG®-TT L human reagent, a liquid human thrombin for determining thrombin time.

The Hospital Division

The Hospital division manufactures and installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that are related and we market as supplementary to products we do manufacture.  The Hospital division accounted for €94.8 million, or 2.8%, of our total net sales in 2014.  We are the leader in the Spanish intravenous therapy segment in intravenous solutions, with a 33% market share.

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

The following table describes the principal hospital products that we manufacture, distribute or install and their respective applications:

Product Description	Main Applications
Intravenous therapy:

Intravenous fluid and electrolyte solutions. Main product groups include hypotonic solutions, isotonic solutions, hypertonic solutions and plasma volume expander solutions.	Fluid and electrolyte replacement and conduit for the administration of medicines.

Intravenous washing solutions. Washing solutions in specially designed containers.	Cleaning of injury and operation areas and urological irrigation.

Intravenous mixtures. Ready-to-use intravenous mixtures of potassium, antibiotics, gastroprotective agents, levofloxacine and paracetamol.	Increases safety and efficiency by rendering unnecessary the mixing of solutions at in-hospital pharmacies.

Product Description	Main Applications

IV Tools. Gri-fill® System uses sterile filtration to prepare intravenous mixtures at in-hospital pharmacies. We have marketed this product in the United States since 2004, and we complement it with Misterium™, Phocus® and specific software and hardware tools for the preparation of intravenous mixtures, including cytotoxic drugs. We also distribute external technologies, such as the Kiro Oncology robot, for the preparation of cytotoxic drugs.

Improves safety of hospital pharmacy preparation procedures by assuring sterility, traceability and user safety.

Nutrition:

Dietgrif® enteral liquid diets. Oral diets with all the requirements for balanced nutrition. Different diets include standard, standard fiber, polypeptidic, hyperproteic and energetic.	For patients who are unable to eat enough to maintain a nutritious diet, administered through feeding tubes as well as orally.

Disposables for gastroenterology. Stents and special endoscopy disposables for gastroenterology patients.	For patients needing gastrointestinal recanalitation, normally used in endoscopic surgery.

Probiotics. Special complementary diets composed of live microorganisms.	Improves gastroenterology conditions that are the result of a lack of intestinal microflora.

Medica: Disposable sterile therapeutic medical products.	The products have therapeutics uses in urology, radiology, cardiology, neurology hemodynamics, anesthesia, urodynamics and lithotripsy.

Hospital Logistics: Includes products such as furniture, transport carts and packaging instruments; software programs, including our own BlisPack®; and distribution systems, including Pyxis® and Kardex®, for inventory control.

Used in the logistical organization of hospital pharmacies and warehouses, in the preparation of unit dosing and in hospital management, admissions and accounting.

The production, marketing or sale of our various Hospital division products are subject to the prior registration of such products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.  We have 259 licenses for our Hospital division products registered in 38 countries throughout the European Union, Latin America and the United States.  Our sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use our medical devices, using our own distribution network.

As our Hospital division generates most of its revenue in Spain, it has been impacted by budgetary constraints in the Spanish health sector. In order to address these challenges more effectively, we have reorganized our commercial structure in Spain, focusing on a more specialized, integrated model, both geographically and functionally.  As a result of this reorganization, we had positive sales growth in Spain in 2014. We are also continuing to promote international expansion in this division, mainly through the IV Tools and Hospital Logistics product lines and manufacturing and distribution agreements.  In 2014, we had strong sales in the United States and in Latin America. We launched two Hospital logistics projects in Chile, automated the pharmacy service at one of the largest private hospitals in Argentina and installed mini sterile modular rooms, which we refer to as cleanrooms, for the preparation of intravenous solutions in multiple locations in the United States.

Intravenous Therapy

We manufacture and distribute intravenous solutions, primarily in Spain.  In addition, we have increased our focus on manufacturing pre-diluted pharmaceuticals for third parties.  We believe this approach will contribute to the Hospital division’s geographic diversification and allow us to maximize productive use of the Parets facility.

We are continuing development of “ready-made” pre-diluted potassium solutions in polypropylene packaging.  The Parets facility was successfully inspected by the FDA in 2012, which we believe is an important step to obtaining FDA approval to sell products manufactured at this facility in the U.S.  Following the inspection, we received FDA approval to begin selling intravenous zoledronic acid mixtures in the U.S. through third-party distributors.  During 2014, we also submitted 0.9% Sodium Chloride Injection

USP for FDA review. We are also in the process of developing intravenous paracetamol and levofloxacin acid mixtures for sales through third-party distributors in the U.S. and intravenous ibuprofen for sales through third-party distributors in Europe.

In 2014, we continued to grow our business of manufacturing pre-diluted drugs for third parties. We entered into agreements to manufacture Vacuflasc® for Lavoisier Laboratories and a safety kit for blood components for Medicrane, reached a new agreement to supply a complete manual transfusion kit to Membrana and began commercial manufacture of Soyacal® for Formula GmbH.

As a complement to our intravenous solutions, we also manufacture or distribute various tools to be used in connection with the preparation of such products, which we refer to as IV Tools. Our principal product, the Gri-fill® System, is used in the preparation of intravenous mixtures.  We have marketed this product in the United States since 2004, and we also distribute it in Canada. In addition, in 2014, we received regulatory approval to distribute the Gri-fill® System in Brazil. We are developing adaptations to the Gri-fill® System to facilitate wider distribution, particularly in the U.S. market, including software improvements and Gamunex® dosing mechanisms.  We expect to launch Gri-fill® System 4.0 in the United States in 2016. We also manufacture Misterium™, a cleanroom we design to order and install on site to customer specifications.  In 2014, the principal market for Misterium™ was the United States.

The most significant development in the Hospital division in 2014 was our entry into the Kiro Robotics joint venture agreement. Pursuant to the joint venture agreement, we will manage the global introduction of the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products. We expect that the Kiro Oncology robot will be the principal driver of IV Tools product line growth in the near future. This system enables us to offer to hospital pharmacies worldwide what we believe to be the most complete portfolio of solutions for controlling IV medication preparation processes.

Nutrition

We manufacture and distribute parenteral nutrition products, including accessories such as feeding tubes and nutritional bags, for sale in the European Union by third parties.  During 2014, the main driver in the Nutrition segment was our distribution of nasogastric probes manufactured by Kimberly Clarke. In Spain, we also increased sales of probiotic VSL#3®, began selling two new enteral nutrition products for diabetes and obtained regulatory approval to begin selling ready-to-use, pre-diluted potassium solutions and fluid therapy products.

Medica

We also sell other medical devices, such as disposable sterile therapeutic medical products for urology, radiology, hemodynamics and anesthesia, as well as urodynamics and lithotripsy.  All of these products are manufactured by third parties and complement our portfolio of Hospital division products.  We are increasing our strategic efforts to sell medical devices that complement our portfolio of Bioscience division products.  After two of our distribution contracts were terminated in 2013, we recovered positive growth in 2014 by increasing sales of the MicroVention® line of neuroradiology products in Spain and expanding our geographical coverage, particularly in the Brazilian market.

Hospital Logistics

We sell products related to the logistical organization of pharmacies and warehouses of hospitals, including furniture, transport carts, packaging instruments and software programs for hospital management, admissions and accounting departments.  Most of these products are manufactured by third parties.  These products include StocKey®, an automated Kanban system designed to optimize hospitals’ healthcare material restocking processes, StockKey RFID®, a radiofrequency identification cabinet for the storage of high value medical devices, such as prosthetics and coronary stents, and BlisPack®, a system designed and manufactured by us to automate the cutting of prescription pill blister packs and the electronic identification of specific drugs for individual patients to be used by hospitals. In 2014, we also renewed an exclusive license through June 2026 for Spain, Portugal, Italy and Latin America to distribute products manufactured by CareFusion under the name Pyxis®.

Research and Development

Research and development is a significant aspect of our business.  Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency.  Research and development spending increased from €123.3 million in 2013 to €180.8 million in 2014.  In addition, as of December 31, 2014, we had 758 scientists and support staff dedicated to research and development.

We have over 70 years of successful innovation history.  For example, we developed a unique fractionation design that reduces the risk of contamination, reduces maintenance costs and increases the amount of product extracted per liter of plasma.  We also developed the first centrifugation unit for the automated cleaning of blood cells.  In addition, we were one of the first fractionators to conduct double viral inactivation processes for Factor VIII and have designed and implemented a new process for the sterile filling of vials that reduces exposure to potential contaminants as compared to other existing processes.  Further, we have developed a nanofiltration method of viral inactivation for our IVIG and ATIII products.  As a result of our continuing investment in research and development, we believe that we are well positioned to continue as a leader in the plasma-derived therapies industry.

Bioscience Division Initiatives

The Talecris acquisition complemented our substantial Bioscience division research and development project portfolio, which we believe will ensure the quality of our research activity in the long term.

We have a number of patents and research and development projects in our Bioscience division underway, 23 of which are in the clinical development phase.  The following table reflects the total number of research and development projects in our Bioscience division by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2014	2013	2012
Discovery	21	15	24
Preclinical	22	18	5
Clinical	23	17	17
Post Commercialization Studies	12	9	6
Rest of projects	24	19	19
Total Bioscience Research and Development Projects	102	78	71

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin and IVIG	Alzheimer’s	Plasma-derived	Alzheimer’s disease	Phase III (began in April 2012)
Plasmin	Thrombolytic	Plasma-derived	Acute Peripheral Arterial Occlusion	Phase II (began in the fourth quarter of 2010)
Antithrombin	Intensive Care	Plasma-derived	Cardiovascular surgery	Phase II for Anbinex® (completed in June 2011) Phase II for Thrombate® III (entered in June 2014)
Fibrin glue	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Phase III (entered in October 2008)
Topical thrombin	Surgical bleeding	Plasma-derived	General surgery	Phase II (entered in January 2014)

AMBAR Study.  We are continuing our ongoing research into possible treatments for Alzheimer’s disease.  The Alzheimer Management by Albumin Replacement, or AMBAR, study is a multicenter trial that complements two previous trials and involves combining therapeutic plasmapheresis with albumin and IVIG in different intervals and in varying doses.  Since the AMBAR project is mainly based on albumin, the study also includes a treatment arm with albumin alone in order for both approaches, combination of albumin plus IVIG and albumin alone to be covered.  Therefore, we are conducting a Phase III clinical trial to demonstrate the efficacy of plasmapheresis with Albutein (5% and 20%) combined with Flebogamma® DIF 5% or Albutein® alone for improving the cognitive status of patients with Alzheimer’s disease.  We expect the study, which will be conducted in collaboration with hospitals in Spain and in the United States, to include 365 patients plus a control group.  We received approval for our study from both the Spanish Agency and the FDA, and more than 115 patients have enrolled.

We incurred costs in the amount of €4.9 million, €2.7 million and €3.0 million in connection with this project in 2014, 2013 and 2012, respectively.  We hold significant granted patents and patent applications on the production of Albumin and IVIG as well as on the combination of plasma exchange with Albumin replacement for the treatment of Alzheimer’s disease.

Plasmin.  Prior to our acquisition of Talecris, Talecris conducted several Phase I clinical trials in the U.S., the E.U. and other countries and initiated Phase II clinical trials to evaluate the safety and efficacy of the use of Plasmin in the treatment of acute peripheral arterial occlusion, or aPAO, a condition in which arterial blood flow to extremities, usually the legs, becomes blocked by a clot.  Talecris completed Phase I clinical trials in the second quarter of 2010 and initiated a Phase II clinical trial in several countries outside of the U.S. in the fourth quarter of 2010.  In Phase I and preclinical trials, Plasmin appeared able to dissolve blood clots without an elevated risk of bleeding.  We are continuing the Phase II clinical trials initiated by Talecris, and we completed patient recruitment for these Phase II clinical trials in August 2014. We incurred costs in the amount of €3.2 million, €5.1 million and €8.2 million in connection with this project in 2014, 2013 and 2012, respectively.

Antithrombin.  In 2008, we initiated research into the clinical efficacy of antithrombin for use on cardiac surgery patients with cardiopulmonary bypass.  In June 2011, we concluded Phase II clinical trials involving the use of our antithrombin Anbinex®.  In June 2014, we began a second Phase II trial for the same indication using Thrombate® III.  We incurred costs in the amount of €1.2 million, €0.6 million and €0.01 million in connection with this project in 2014, 2013 and 2012, respectively.

Fibrin Glue.  We began clinical trials into the safety and efficacy of the use of fibrin glue as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008.  In 2014, we completed a clinical trial in the European Union for the use of fibrin glue in vascular surgery. There are currently three additional clinical trials underway:  (i) a Phase III clinical trial in the United States for the use of fibrin glue in solid organ surgery, (ii) a Phase III clinical trial in the U.S. for the use of fibrin glue in soft-tissue surgery and (iii) a Phase III clinical trial for the use of fibrin glue in vascular surgery in the U.S.

We incurred costs in the amount of €15.9 million, €9.1 million and €8.0 million in connection with this project in 2014, 2013 and 2012, respectively.  We hold significant granted patents on the fibrinogen and thrombin production processes.

Topical thrombin.  This project encompasses all aspects of the development and licensure of thrombin, using topical administration methods, as a complement to hemostasis products for the cessation of bleeding in general surgery. Upon completion of supporting process development and preclinical activities, we began preparations for the Phase II clinical trial in 2013 and initiated the trial in the United States in January 2014. We incurred costs in the amount of €5.1 million, €0.1 million and €0.1 million in 2014, 2013 and 2012, respectively.

Other Bioscience research and development projects undertaken during 2014 included:

•                                          development of a high concentration immunoglobulin for subcutaneous administration;

•                                          clinical programs to evaluate new indications of Flebogamma® DIF 5% and Gamunex®-C;

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

•                                          a study to obtain efficacy data for Gamunex®-C in the pediatric population by subcutaneous administration, which was completed in June 2014; and

•                                          development and clinical payments to Aradigm related to Pulmaquin and Lipoquin.

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

Diagnostic Division Initiatives

Research and development in the Diagnostic division is based on immunologic and molecular genetic technologies and is focused on the development of reagents and equipment for in vitro diagnoses, principally for pretransfusional testing, hemostasis diagnosis and biological drug monitoring.  The principal research and development projects that we are undertaking in this division are:  (i) the classification of blood types and compatibility testing through the use of gel technology; (ii) the genetic detection of red blood cell and platelet antigens; (iii) the development of a high throughput automatic ELISA system and a broad menu of drug and anti-drug ELISA kits; (iv) the development of new hemostasis analyzers, complementary to the Q-Coagulometer®, one with approximately three times the capacity and output of the Q-Coagulometer® to serve medium to large laboratories and a smaller one to service emergency labs and smaller laboratories.

Subsequent to the Novartis Acquisition, the Diagnostic division is also actively exploring research and development projects related to the development of recombinant antigens for the manufacture by third parties of finished kits for blood screening and other clinical uses. These projects are focused on HIV and hepatitis diagnostics in particular.

Additionally, the Diagnostic division is developing medical devices for the extraction and storage of blood components. In 2014, the Diagnostic division’s principal product under development was phthalate (DEHP)-free blood bags, and it received approval from Agencia Española de Medicamentos y Productos Sanitarios approval for a preservation solution for platelets.

Hospital Division Initiatives

The research and development team in the Hospital division primarily focuses on developing complementary products and on improving the safety and efficiency of existing products. During 2014, we launched new potassium concentrations in normal saline or glucose solutions to avoid dosing errors in its administration.  During 2014, we also submitted 0.9% Sodium Chloride Injection USP for FDA review. The principal projects currently under development are sterile water for injection, a flexible plastic container closure system for biological products, an anticoagulent solution and a new version of the Gri-fill® system. In the fluid therapy market, work continues on the study of the stability of various ready-to-use mixtures in polypropylene packaging, in order to increase the range of mixtures available for hospital use. Additionally, the Hospital division is developing ready-to-use mixtures for third-party distribution, including intravenous paracetamol, levofloxacin, zoledronic acid and ibuprofen mixtures.

The Hospital division is also developing new applications, such as software and devices, to improve the warehousing control of medication, the administration of medication to the patient and the traceability of the pharmaceutical products inside the hospital.  Additionally, we are using state-of-the-art technology, such as RFIP and specialized software application, to develop products for the improvement, storage and control of high value medical devices. For example, we finished the first prototype of StockKey RFID® in 2013, and we installed this prototype in two hospitals in Spain in 2014.

As part of the AMBAR study, the Hospital division is collaborating on the development of special devices and containers specifically designed for the procedures and protocols of the study.

We also expect the Kiro Robotics acquisition and joint venture to generate synergies in the research and development of medication compounding. We intend to utilize Kiro Robotics’ automation knowledge and our experience with compounding procedures, preparation and technologies and cleanroom development to develop compounding automatic platforms.

Other Initiatives

In addition, we are increasing our research and development activities in new fields.  We conduct these activities through the creation of joint ventures participated in by our subsidiary Gri-Cel, through agreements to use patents owned by third parties and through selective acquisitions.

Our acquisitions of Araclón and VCN Bioscience in 2012 expanded our research and development capabilities in fields outside of our traditional business segments.  Araclón is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease.  Araclón is working on the validation of an early diagnostic kit and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage.  The vaccine has passed the animal experimentation stage and a clinical trial in humans has begun.  VCN Biosciences is investigating and developing new therapeutic approaches based on oncolytic adenoviruses to treat tumors for which there is currently no effective treatment.  Its most advanced project focuses of the treatment of pancreatic cancer. The Spanish Medicines Agency approved two Phase I clinical trials for this project, and have been approved by the Spanish Medicines Agency and Araclón began recruiting patients for the Phase I trials in the first quarter of 2014.

In 2013, we acquired, through Gri-Cel, approximately 21% of a Belgian cell therapy company, TiGenix, a global leader in the field of mesenchymal stem cell therapy, and the first European company that obtained an approval for a cell-based medicinal product by EMA, namely ChondroCelect.  Currently TiGenix is conducting a Phase III clinical trial with their mesenchymal stem cells in complex peri-anal fistula in patients with Crohn’s disease.  Results from the Phase trial are expected during the second quarter of 2015.

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

The cost of plasma, the key raw material used in the production of plasma-derived products, remained relatively stable in 2014 as compared to 2013.  We continue to monitor the efficiency of our plasma collection platform and have concentrated all of our plasma testing into our two laboratories in Austin, Texas.

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

In our Bioscience division, we utilize mixed sales units comprised of both marketing and sales personnel and product line-specific sales units for hemostasis, pulmonary and coagulation factors (Factor VIII, Factor IX and antithrombin).

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

During 2014, we distributed the majority of our products through our own distribution network.  In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors.  We have a direct presence in 28 countries and we carefully select distributors in the countries were we do not have a direct presence.  We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers throughout the world.

Our sales, marketing and distribution network included 1,213 employees as of December 31, 2014, which included 1,027 sales and distribution personnel and 186 marketing employees.

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

Patents, Trademarks and Licenses

Patents and Trademarks

As of December 31, 2014, we owned approximately 1,650 patents and patent applications, of which 470 are in the process of final approval.  In some countries, these patents are granted a 20-year protection period.  670 of these patents are set to expire in the next ten years.  As of December 31, 2014, we also owned approximately 2,900 trademarks, of which 400 are in the process of final approval.

We maintain a department with personnel in Spain and in the United States to handle the patent and trademark approval and maintenance process and to monitor possible infringements.  We are not aware of any infringements of our patents and trademarks and we do not license any of our patents to third parties.

Plasma Derivative Products

As of December 31, 2014, we owned approximately 1,000 patents and patent applications related to plasma derivatives, including 376 in Europe and 116 in the United States.  The most important of these patents relate to:

•                                          process for the production of virus-inactivated human Gamma Globulin G;

•                                          use of therapeutic human albumin for the preparation of a drug for the treatment of patients suffering from cognitive disorders; and

•                                          process for removing viruses in fibrinogen solutions.

Hospital and Diagnostic Products

As of December 31, 2014, we owned approximately 650 patents and patent applications related to our Hospital and Diagnostic products throughout the European Union, the United States, Latin America, Asia and in the rest of the world.  The most important of these patents related to the:

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

Licenses from Government Authorities

Government authorities in the United States, at the federal, state and local level, and in other countries throughout the European Union, Latin America, Asia and elsewhere, through licenses, approvals, reviews, inspections and other requirements extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of healthcare products such as those that we collect, manufacture, sell or are currently developing.

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities.  We have 652 hemoderivative product licenses registered in 90 countries, which include the licenses we hold from the FDA for the sale in the United States of IVIG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC.  The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions.  We have over 1,600 diagnostic product licenses registered in a total of 70 countries in Europe, the United States, Latin America and Asia.  With respect to our various Hospital division products, we have 259 licenses for our Hospital division products registered in 38 countries throughout the European Union, Latin America and the United States.

Governmental oversight extends to the various facilities involved in our operations.  For example, our Parets and Murcia facilities are subject to applicable regulations and standards of the European health authorities.  With respect to oversight by the FDA, our Instituto Grifols Bioscience plant at our Parets facility has been registered as an establishment with the FDA since 1995, and our other manufacturing facilities maintain FDA registration, and all are subject to FDA standards.  We lease most of our plasma collection centers as well as our main laboratory facility located in Austin, Texas, and maintain licenses with the appropriate regulatory authorities, including the FDA, for all of these locations.

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

Effective May 1, 2014, we have product liability insurance coverage for up to €150 million per claim and in annual aggregate for products manufactured in all of our facilities and for third-party products we sell.  This policy expires on May 1, 2015.  We have elected to self-insure the first €15 million per claim and in annual aggregate of our product liability policy through the purchase by one of our subsidiaries of such portion of the insurance policy.  See “— Self-insurance” below.

Our master liability program also protects us and our affiliates from certain environmental liabilities arising outside of the United States and the other countries in which our subsidiary companies have operations.  This risk is covered up to a maximum of €18 million per year in the aggregate.

Biomat USA, PlasmaCare and Talecris Plasma Resources maintain a separate liability insurance policy.  The policy covers their plasmapheresis business activities and expires on May 1, 2015.  The maximum amount of coverage for liability claims under the policy is $10 million per claim and in annual aggregate.  In addition, we have general liability coverage for up to €150 million for those three subsidiaries.

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

We also have a transit and inventory insurance program, which covers damages to raw materials, supplies, semi-finished products and finished products for up to €25 million per claim for transit and €375 million for inventory in annual aggregate.

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance Ltd., one of our wholly owned subsidiaries.  We self-insure the first €15 million per claim per year of our product liability policy, the first €200,000 per loss for property damage, the first €27,000 per claim for transit losses and the first ten days of lost profits and the first €200,000 per claim for inventory losses.  These amounts are in addition to the deductibles for each of the policies that make up our insurance coverage programs.

C.                                    Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2014 of 59 companies.  Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated.  In addition, there were six companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.                                    Property, Plant and Equipment

Our headquarters are located in Barcelona, Spain.  As of December 31, 2014, we owned or leased facilities in four countries.  We currently own or lease ten manufacturing facilities in seven locations, three of which have plasma fractionation capabilities.  The table below shows the geographic location, size and business purpose of each facility as of December 31, 2014.

Location	Facility	Size (square meters)	Own/Lease	Business Purpose
Parets del Vallès, Spain	Industrial Facility One Parets	58,285	Own 45,647 square meters; the rest of the property is leased	Plasma fractionation Manufacture of plasma derivatives

	Industrial Facility Two Parets	35,525	Own 19,853 square meters; the rest of the property is leased	Manufacture of Diagnostic and Hospital products

	Industrial Facility Three Parets	40,113	Lease	Plasma storage

Los Angeles, California, USA	Industrial Facility USA	93,078	Own	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Clayton, North Carolina, USA	Clayton Facility	69,203	Own 60,771 square meters; the rest of the property is leased	Plasma fractionation Manufacture of plasma derivatives

Emeryville, California, USA	Emeryville Facility	85,317	Own 57,888 square meters; the rest of the property is leased	Manufacture of Diagnostic products

City of Industry, California, USA	City of Industry USA	5,000	Lease	Plasma storage

Murcia, Spain	Industrial Facility One Murcia	10,285	Lease	Manufacture of Hospital products

	Industrial Facility Two Murcia	26,873	Lease	Manufacture of Hospital products

Fribourg, Switzerland	Industrial Facility Switzerland	12,000	Lease	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	3,838	Own	Manufacture of Diagnostic products

Austin, Texas, USA	Plasma Testing Lab	2,235	Lease	Plasma testing

San Marcos, Texas, USA	Plasma Testing Lab	7,670	Own	Plasma testing

Benson, North Carolina, USA	Benson Facility	3,642	Lease	Plasma storage

Sant Cugat del Vallès, Spain	Headquarters	32,211	Lease	Headquarters

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities.  All of our fractionation facilities have FDA and EMA certification.  The Spanish and American facilities currently have an aggregate fractionation capacity of 12.5 million liters of plasma per year, and this capacity is sufficient to cover our current production needs.

The Parets facility has a fractionation capacity of 4.2 million liters per year and a unique design that separates the maintenance area from the clean areas required for the fractionation and purification procedures.  This design, which we developed in house, minimizes the risk of contamination and reduces maintenance costs.  In addition to licenses from the European Union and other authorities for the production of various plasma derivative products, the Parets facility is licensed by the FDA for the production of albumin and IVIG.  We are one of the few European plasma derivatives plants to be licensed by the FDA.  In addition to the plasma fractionation facilities, the Parets facility also has energy generation, research and development, packaging and storage facilities for the Bioscience division and the Hospital division.  The Parets facility holds ISO 14000 and ISO 9001 certifications for its parenteral solutions and diagnostic manufacturing facilities.

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

As a result of the Talecris acquisition, we acquired the Clayton facility.  Since the acquisition, the Clayton facility has benefited from the equivalent of $450.5 million of capital investment, including compliance enhancements, general site infrastructure upgrades, capacity expansions and new facilities, such as its chromatographic purification facilities and its high capacity sterile filling facility.  The Clayton facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture.  We completed construction and received FDA approval of the new Clayton fractionation plant in 2014, which expanded our fractionation capacity at Clayton to approximately six million liters per year. In 2015 and 2016, we plan to operate our two Clayton fractionation facilities while transitioning all fractionation to the newly constructed one, which we expect will decrease our gross profit on Clayton products during those two years.

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

United States Government Regulation

In the United States, the FDA regulates drugs, biologics, plasma collection and medical devices under the FDCA and as applicable the Public Health Service Act, and their implementing regulations.  Failure to comply with the applicable FDA requirements at any time during the product-development process, approval process or after approval may result in administrative or judicial sanctions.  These sanctions could include, as applicable, the FDA’s imposition of a clinical hold on trials for drugs, devices or biologics, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution or any combination of these sanctions.  Any agency or judicial enforcement action could have a material adverse effect on us.

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

•                                          performance of adequate and well controlled clinical trials in accordance with “Good Clinical Practice,” as set forth by the FDA, to establish the safety and efficacy of the product for each indication;

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

Further, the Healthcare Reform Law introduced a biosimilar pathway that permits companies to obtain FDA approval of versions of existing biologics that are highly similar to innovative biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologics.  The new law provides that a biosimilar application may be submitted as soon as four years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed.  Drug manufacturers have begun efforts to develop biosimilar drugs for the U.S. market, and although none have yet been approved by the FDA, at least one product, a biosimilar to a filgrastim reference product, appears to be close to achieving marketing authorization, having been approved by members of the FDA’s Oncologic Drugs Advisory Committee on January 7, 2015.  The FDA is actively implementing the biosimilar pathway, including through the issuance of draft guidance documents.

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

Diagnostic Devices

Certain of our products are regulated as medical devices, which are typically subject to clearance for commercialization in the United States, based on a pre-market notification to the FDA demonstrating the device to be marketed is safe and effective by proving substantial equivalence to a legally marketed device (predicate device).  The manufacturers of medical devices must register their establishments with the FDA, and the production of the devices must accord with applicable current good manufacturing practices and quality system regulations.  With respect to the manufacture and sale of immunoassay antigens and antibodies to screen human donated blood and blood products, these products are manufactured and sold under a BLA issued by the FDA, and are subject to the heightened regulatory oversight associated with biological products.

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

The FCA is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government.  In addition, the Healthcare Reform Law amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government.  For the purposes of these recent amendments, an “obligation” includes an identified overpayment, which is defined broadly to include “any funds that a person receives or retains under Medicare and Medicaid to which the person, after applicable reconciliation, is not entitled ….”

The FCA is commonly used to sue those who submit allegedly false Medicare or Medicaid claims, as well as those who induce or assist others to submit a false claim.  “False claims” can result not only from noncompliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from noncompliance with other laws, such as the Anti-Kickback Law (which was explicitly confirmed in the Healthcare Reform Law), or laws that require quality care in service delivery.  The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain to private citizens who prevail.  When a private party brings a whistleblower action under the FCA, the defendant is not made aware of the lawsuit until the government starts its own investigation or makes a decision on whether it will intervene.  Many states have enacted similar laws that also apply to claims submitted to commercial insurance companies.  The bringing of any FCA action could require us to devote resources to investigate and defend the action.  Violations of the FCA can result in treble damages, and each false claim submitted can be subject to a penalty of up to $11,000 per claim.

A provision of the Physician Payment Sunshine Act imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to payments or other transfers of value made to certain U.S. healthcare practitioners, such as physicians and academic medical centers, and with regard to certain ownership interests held by physicians in reporting entities.  On February 1, 2013, a final rule was issued to implement the Physician Payment Sunshine Act.  Under this rule, data collection activities began on August 1, 2013, and first disclosure reports were due by March 31, 2014 for the period August 1, 2013 through December 31, 2013.  As required under the Physician Payment Sunshine Act, CMS published information from these reports on a publicly available website, including amounts transferred and the physician and teaching hospital identities, on September 30, 2014.  Beginning in 2014 and each year thereafter, data collection for each calendar year must be submitted by March 31 of the subsequent year, and will be published annually. While we believe we have made the appropriate disclosures and have complied fully with the applicable reporting requirements, we could be found to have failed to meet such requirements. It is difficult to predict how the new requirements, which also preempt similar state law reporting requirements, may impact our relationships with physicians and teaching hospitals.

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

In addition to requiring the submission of a license application containing documentation supporting the safety, efficacy and quality of the product, many countries require the submission of FDA Export Certificates for our products to provide assurance that such products can be legally marketed in the United States.  The Certificate of Pharmaceutical Product, or CPP, and/or the Certificate to Foreign Government, or CFG, are issued by the FDA at the request of the manufacturer seeking licensure in the country outside the United States.  The CPP conforms to the format established by the World Health Organization, or WHO, and is intended for use by the importing country when considering whether to license the product in question for sale in that country.  The CFG serves to document that the product can be legally marketed in the United States and the manufacturer is in compliance with GMP.  A limited number of regulatory authorities in countries outside United States, Canada and Europe conduct onsite inspections to verify GMP compliance.  Failure to maintain and document GMP compliance could result in withdrawal of marketing authorization.  In addition changes to manufacturing or testing procedures for the product require approval of the change in the United States prior to the submission of the variation to the registration in the international market.  These changes may require approval in each market in order to maintain product distribution.  Furthermore, any changes in the distributors supporting our export business could result in a loss of sales.

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

In the United States, our products are reimbursed or purchased under several government programs, including Medicaid, Medicare Parts B and D and the 340B/PHS program, and pursuant to our contract with the Department of Veterans Affairs.  Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low income individuals.  Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states.  The rebate amount for most brand name drugs had been equal to a minimum of 15.1% of the AMP or AMP less BP, whichever is greater.  Effective January 1, 2010, the Healthcare Reform Law increased the size of the Medicaid rebates paid by drug manufacturers for most brand name drugs to a minimum of 23.1% of the AMP, with limitation of this increase on certain drugs, including, for example, certain clotting factors, such as Factor VIII and Factor IX, to a minimum of 17.1%.  The Healthcare Reform Law also extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations.  In addition, the statutory definition of AMP changed in 2010 as a result of the Healthcare Reform Law.  In November 2010, CMS withdrew previously issued regulations defining AMP and in February 2012 it issued proposed regulations that are not yet finalized.  We believe we are making reasonable assumptions regarding our reporting obligations with respect to this new definition, but in the absence of final regulations from CMS, the adequacy of our assumptions is not certain.

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon ASP.  Recent federal government reforms to Medicare Part B have reduced the reimbursement rates for IVIG.  Beginning January 1, 2008, CMS reduced the reimbursement for separately covered outpatient drugs and biologics, including IVIG in the hospital outpatient setting, from ASP +

6% to ASP + 5%, using 2006 Medicare claims data as a reference for this reduction.  CMS reduced this reimbursement further in 2009 to ASP + 4%, using aggregate hospital cost report data as a reference for the reduction.  For 2010, the rate remained as ASP + 4%, based on a cost-based methodology that also involved reallocating certain overhead costs from packaged drugs to unpackaged drugs.  In 2011, relying on the 2010 methodology, CMS increased the rate to ASP + 5%.  CMS decreased the rate to ASP + 4% for 2012 and increased the rate to ASP + 6% for 2013, and maintained ASP + 6% for 2014 and 2015.  In addition, under the Bipartisan Budget Act of 2013, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2023.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

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

The Healthcare Reform Law imposed a fee on manufacturers and importers of branded prescription drugs and biologics based on their sales to United States government health programs.  An aggregate annual fee of $3.0 billion was imposed on all covered entities for 2014 through 2016.  The aggregate fee is allocated among applicable manufacturers and importers, including us, based on their relative sales to government health programs, and on July 28, 2014, the U.S. Internal Revenue Service issued a final rule, regarding the calculation and payment of this fee.  The aggregate fee is scheduled to increase up to $4.1 billion for 2018, and is scheduled to be reduced to $2.8 billion for 2019 and thereafter.  Beginning in 2013, the Healthcare Reform Law also imposed a new excise tax on many medical devices equal to 2.3% of the sales price, and excludes devices generally purchased by the general public at retail for individual use.  Diagnostic division equipment that we manufacture or import into the U.S. may be subject to these taxes.  In addition, the Prescription Drug User Fee Act, or PDUFA, first enacted in 1992, sets forth user fees that pharmaceutical and biological companies pay to the FDA for:  certain applications for approvals of drugs and biologicals; the establishments where the products are made; and the products themselves.  The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures.  PDUFA is subject to reauthorization by Congress every five years, and in January 2012, after a lengthy process involving significant industry input, the FDA submitted its final recommendations to Congress for the fifth PDUFA reauthorization, which was signed into law in July 2012.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement.  Federal, state and local governments in the United States have enacted and continue to consider additional legislation to limit the growth of healthcare costs, including the costs of prescription drugs.  Existing and future legislation could limit payments for our existing products or for drug candidates that we are developing, including possibly permitting the federal government to negotiate prices directly with manufacturers.  In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing.  For a discussion of certain risks related to reimbursement and pricing, see Item 3 of this Part I, “Key Information — D. Risk Factors — Risks Relating to the Healthcare Industry — The implementation of the Healthcare Reform Law in the U.S. may adversely affect our business.”

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

Item 4.A.                                             UNRESOLVED STAFF COMMENTS

None.

Item 5.                                                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2014 and 2013, and for the three years ended December 31, 2014, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.  You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

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

We have prepared our audited consolidated financial statements as of December 31, 2014 and 2013, and for the three years ended December 31, 2014 in accordance with IFRS, as issued by the IASB.  The financial information and related discussion and analysis contained in this item are presented in euro except as otherwise specified.  Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2014 and 2013, and for the three years ended December 31, 2014.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.                                    Operating Results.

Subsequent Events

TiGenix Convertible Bond

In March 2015, our subsidiary, Grifols Worldwide Operations Limited, purchased €25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. For a summary of the material terms of the convertible bonds, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — B. Related Party Transactions — TiGenix Convertible Bond.”

Alkahest Investment

In March 2015, we entered into a definitive agreement to acquire 45% of the equity of Alkahest, Inc., a California biopharmaceutical company, for a $37.5 million cash payment upon entry into the agreement and a further $12.5 million payment to be made in January 2016. See Item 4 of this Part I, “Information on the Company — A. History of and Development of the Company — Important Events — Other Acquisitions — Alkahest Investment.”

Exercise of Options Under Lease Agreements

On January 16, 2015, we exercised our purchase option for the shares of Scranton Investments, B.V. granted in connection with our sale and leaseback of certain properties in Clayton, North Carolina. The exercise price was at market value at the date of exercise, based on appraisals made by independent appraisers. As a result of our exercise of the purchase option, we reacquired certain buildings for $250 million.

On February 9, 2015, we also exercised our purchase option for the shares of Gripdan Invest granted in connection with our sale and leaseback of certain properties in Spain. The exercise price was at market value at the date of exercise, based on appraisals made by independent appraisers. As a result of our exercise of the purchase option, we reacquired certain offices, warehouses and a factory for €44 million.

For a summary of the material terms of the lease agreements, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — B. Related Party Transactions — Sale-leaseback Transactions.”

Factors Affecting the Comparability of Our Results of Operations

Novartis Acquisition

In January 2014, we concluded the acquisition of a diagnostic business unit related to transfusion medicine and immunology of the Swiss company Novartis for a total amount of $1.7 billion (€1.2 million).  The Novartis Acquisition was structured through our newly created 100% owned subsidiary, Grifols Diagnostic Solutions Inc.  See Item 4 of this Part I, “Information on the Company — A. History of and Development of the Company — Important Events — The Novartis Acquisition and Related Financing.” To finance the Novartis Acquisition, we entered into the Bridge Loan Facility, pursuant to which we borrowed $1.5 billion of loans on January 3, 2014.

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

In 2014, our plasma collection centers obtained approximately 7.5 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties).  We believe that our plasma requirements through 2017 will be met through:  (i) plasma collected through our plasma collection centers and (ii) approximately one million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Acquisitions

Kiro Robotics Acquisition

In September 2014, we acquired 50% of the equity of Kiro Robotics for €21 million. Kiro Robotics, a spin-off of MONDRAGON Health, a strategic unit of the MONDRAGON Corporation, is a Spanish technological company that develops, manufactures and sells machinery and equipment designed to automate or control critical hospital processes, such as dose dispensing in hospital pharmacy and clinical diagnostic services. It also develops technologies designed to improve the efficiency, safety and quality of hospital processes, such as the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products.

TiGenix Acquisition

In November 2013, we acquired 21.30% of the common stock of the biotechnological company TiGenix N.V. for €12.4 million.  TiGenix is listed on the NYSE Euronext Brussels (TIG), and is based in Leuven, Belgium but has commercial offices in Madrid.  TiGenix is a Belgian cell therapy company that is a global leader in the field of mesenchymal stem cell therapy, and the first European company that obtained an approval for a cell based medicinal product by EMA, namely ChondroCelect.  This investment was carried out through Gri-Cel.

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

Investment in Araclón Biotech, S.L.

On February 29, 2012, we acquired, through Gri-Cel, 51% of the share capital of Araclón. We increased our share capital in Araclón by €6.9 million in May 2013 and by €5 million in May 2014, bringing our interest in Araclón to 66%. Araclón is primarily involved in the research and development of therapies and methods for the diagnosis of degenerative illnesses, with a particular concentration on Alzheimer’s disease.  This acquisition reinforces our commitment to research and development of therapies to fight Alzheimer’s disease.

Talecris Acquisition

On June 1, 2011, we completed the acquisition of 100% of the share capital of Talecris for a total of $3.7 billion.  On July 20, 2011, the FTC issued a Consent Order settling the FTC’s May 31, 2011 charges that our acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers.  Pursuant to the Consent Order, we and Kedrion entered into a contract manufacturing agreement under which we are supplying to Kedrion, for a period of seven years ending in 2018, Koate® and private label IVIG and albumin, for sale by Kedrion in the United States, and we extended to Kedrion a five year option ending in 2016 for Kedrion to purchase a non-exclusive license to Koate® related intellectual property for use in the United States.  In accordance with the Consent Order, we leased the Melville facility from Kedrion until July 1, 2013 when we turned over operations at the facility to Kedrion.  The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years.

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

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

	Year Ended December 31,		Change
	2014	2013	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	3,355,384	2,741,732	613,652	22.4
Cost of sales	(1,656,170)	(1,323,880)	(332,290)	25.1
Gross profit	1,699,214	1,417,852	281,362	19.8
Research and development	(180,753)	(123,271)	(57,482)	46.6
Selling, general and administration expenses	(660,772)	(558,461)	(102,311)	18.3
Operating expenses	(841,525)	(681,732)	(159,793)	23.4
Operating result	857,689	736,120	121,569	16.5
Finance income	3,069	4,869	(1,800)	(37.0)
Finance costs	(225,035)	(239,991)	14,956	(6.2)
Change in fair value of financial instruments	(20,984)	(1,786)	(19,198)	1074.9
Impairment and gains/(losses) on disposal of financial instruments	(5)	792	(797)	(100.6)
Exchange differences	(18,472)	(1,303)	(17,169)	1317.7
Finance result	(261,427)	(237,419)	(24,008)	10.1
Share of (losses) of equity accounted investees	(6,582)	(1,165)	(5,417)	465.0
Profit before income tax	589,680	497,536	92,144	18.5
Income tax expense	(122,597)	(155,482)	32,885	(21.2)
Profit after income tax from continuing operations	467,083	342,054	125,029	36.6
Consolidated profit for the year	467,083	342,054	125,029	36.6

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue.  See Note 23 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue from 2013 to 2014 increased by €613.7 million from €2.7 billion in 2013 to €3.4 billion in 2014.  This 22.4% (24.1% at constant currency) net revenue increase is the result of the negative impact of USD/EUR and other exchange rate fluctuations in the amount of €47.2 million and an increase in operating results in the amount of €660.9 million driven by the Novartis Acquisition and increased sales in the Bioscience division across all regions in a stable price environment.

The following table reflects a summary of net revenue by each of our divisions for 2014 as compared to 2013:

Summary of Net Revenue by Division	Year ended December 31, 2014	% of total net revenue	Year ended December 31, 2013	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	2,513,510	74.9	2,448,824	89.3	2.6	4.0
Diagnostic	620,022	18.5	130,339	4.8	375.7	383.9
Hospital	94,800	2.8	97,131	3.5	(2.4)	(0.2)
Raw Materials and Others(2)	127,052	3.8	65,438	2.4	94.2	95.3
Total	3,355,384	100.0	2,741,732	100.0	22.4	24.1

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue.  See “Presentation of Financial and Other Information.”

(2)                                 Net revenue from Raw Materials and Others primarily consists of revenue from third-party engineering projects performed by Grifols Engineering, as well as all income derived from manufacturing agreements with Kedrion and royalty income from the Bioscience and Diagnostic divisions, including, in 2014, royalties acquired with the Novartis Diagnostic Business.

Bioscience.  Net revenue for the Bioscience division increased by 2.6% (4.0% at constant currency) from €2.4 billion in 2013 to €2.5 billion in 2014.  Growth was principally driven by high sales volumes in the United States and the rest of the world for our main plasma derivative products, all in a stable price environment. Sales of A1PI were strongest in the United States and Europe, as we continued to strategically focus on improving diagnosis rates for antitrypsin deficiency.  Sales of IVIG, albumin, Factor VIII and other plasma proteins, such as hyperimmune immunoglobulins for the treatment of infections, also grew, with particularly strong Factor VIII sales in the fourth quarter of the year.

Diagnostic.  Our Diagnostic division net revenue increased by 375.7% from €130.3 million in 2013 to €620.0 million in 2014.  The Diagnostic division’s growth resulted from our acquisition of the Novartis Diagnostic Business, which accounted for approximately €561 million of revenue, as well as continued growth in our immunohematology business, driven by a 23% increase in sales of DG Gel® cards.

Hospital.  Net revenue from the Hospital division decreased by 2.4% from €97.1 million in 2013 to €94.8 million in 2014, primarily due to the termination of one of our third-party contracts for the manufacturing of parenteral solutions. While sales in Spain, which accounts for 73% of the Hospital division’s net revenue, grew 2.8% as a result of increased sales in the nutrition and hospital pharmacy area, this growth was offset by a decrease in sales outside of Spain, which was partially due to our delays in completing orders for some hospitals in Latin America.

Raw Materials and Others.  Net revenue from Raw Materials and Others increased by 94.2% from €65.4 million in 2013 to €127.0 million in 2014, as a result of royalties acquired with the Novartis Diagnostic Business.

The following table reflects a summary of net revenue by each of our geographic regions for 2014 as compared to 2013:

Summary of Net Revenue by Region	Year ended December 31, 2014	% of total net revenue	Year ended December 31, 2013	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	662,802	19.8	556,325	20.3	19.1	19.0
Spain	214,558	6.4	200,036	7.3	7.3	7.3
United States and Canada	2,042,700	60.9	1,694,361	61.8	20.6	21.7
Rest of the World	522,830	15.5	425,608	15.5	22.8	29.2
Subtotal	3,228,332	96.2	2,676,294	97.6	20.6	22.4
Raw Materials and Others (3)	127,052	3.8	65,438	2.4	94.2	95.3
Total	3,355,384	100.0	2,741,732	100.0	22.4	24.1

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue.  See “Presentation of Financial and Other Information.”

(2)                                 Net revenue earned in the European Union includes net revenue earned in Spain.

(3)                                 We exclude net revenue derived from our Raw Materials division and, since January 2014, net revenue from “Others” from our reported net revenue by region, because we believe that such net revenue does not represent part of our core recurrent business lines.  We have modified net revenue by region for 2013 to reflect the exclusion of net revenue from “Others” from our reported net revenue by region. Net revenue from Raw Materials and Others primarily consists revenue from of third-party engineering projects performed by Grifols Engineering, as well as all income derived from manufacturing agreements with Kedrion and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis Diagnostic Business.

We believe that our ongoing internationalization has helped to improve our sales performance.  We have seen a gradual reduction in the proportion of recurring sales accounted for by Spain, falling to 6.4% in 2014 from 7.3% in 2013, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins.  In 2014, 93.6% of net sales, or €3.1 billion, was derived from countries outside of Spain.

Cost of sales

Cost of sales increased by 25.1% from €1.32 billion in 2013 to €1.66 billion in 2014.  The increase in cost of sales is primarily the result of the cost of integrating the Novartis Diagnostic Business.  Cost of sales as a percentage of net revenue has increased to 49.4% compared to 48.3% in 2013.

Gross Profit

The decrease in gross profit margin during the period from 51.7% of sales in 2013 to 50.6% in 2014 was mainly due to the lower profit margins of certain Novartis Diagnostic Business activities. The Novartis Acquisition caused our Diagnostic division to grow from 4.8% of our total net revenues in 2013 to 18.5% of our total net revenues in 2014.

Research and development

Research and development spending increased from €123.3 million (4.5% of sales) in 2013 to €180.8 million (5.4% of sales) in 2014, and our spending was focused on strengthening our pipeline. See Item 4 of this Part I, “Information on the Company — B.  Business Overview — Research and Development” for details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 18.3% from €558.5 million in 2013 to €660.8 million in 2014 as a result of the sales and markets costs associated with increase in the volume of products we sell, particularly as a result of the Novartis Acquisition.  However, selling, general and administration expenses as a percentage of sales has decreased to 19.7%, compared to 20.4% in 2013.  This decrease is the result of our continued policy of cost containment, particularly by optimizing overhead costs.  Additionally, we recorded a charge in the amount of $1.6 million for the branded prescription drug, or BPD, fee in fiscal year 2014.  The BPD fee is not tax deductible.

Finance result

Finance result increased by 10.1% from €237.4 million in 2013 to €261.4 million in 2014.  This increase was primarily a result of a 6.2% decrease in finance costs from €240.0 million in 2013 to €225.0 million in 2014 as a result of the refinancing related to the Novartis Acquisition, in which we increased net debt by approximately $1.5 billion (€1.2 billion) while keeping financing costs relatively stable.  This decrease in finance costs was partially offset by an €18.5 million negative impact from exchange rate fluctuations and €21.0 million in changes in the fair value of financial instruments. Finance result also includes the amortization of capitalized costs related to our debt.

Income tax expense

In 2014, we had a profit before income tax of €589.7 million and income tax expense of €122.6 million, which represents an effective tax rate of 20.8%.  Our effective tax rate decreased from 31.3% in 2013, primarily due to changes in the contribution to profits from different geographical regions.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

	Year Ended December 31,		Change
	2013	2012	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	2,741,732	2,620,944	120,788	4.6
Cost of sales	(1,323,880)	(1,291,345)	(32,535)	2.5
Gross profit	1,417,852	1,329,599	88,253	6.6
Research and development	(123,271)	(124,443)	1,172	(0.9)
Selling, general and administration expenses	(558,461)	(545,072)	(13,389)	2.5
Operating expenses	(681,732)	(669,515)	(12,217)	1.8
Operating result	736,120	660,084	76,036	11.5
Finance income	4,869	1,677	3,192	190.3
Finance costs	(239,991)	(284,117)	44,126	(15.5)
Change in fair value of financial instruments	(1,786)	13,013	(14,799)	(113.7)
Impairment and gains/(losses) on disposal of financial instruments	792	2,107	(1,315)	(62.4)
Exchange differences	(1,303)	(3,409)	2,106	(61.8)
Finance result	(237,419)	(270,729)	33,310	(12.3)
Share of profit/(losses) of equity accounted investees	(1,165)	(1,407)	242	(17.2)
Profit before income tax	497,536	387,948	109,588	28.2
Income tax expense	(155,482)	(132,571)	(22,911)	17.3
Profit after income tax from continuing operations	342,054	255,377	86,677	33.9
Consolidated profit for the year	342,054	255,377	86,677	33.9

Net Revenue

Net revenue from 2012 to 2013 increased by €120.8 million from €2.6 billion in 2012 to €2.7 billion in 2013.  This 4.6% (7.4% at constant currency) net revenue increase is the result of the negative impact of USD/EUR exchange rate fluctuations in the amount of €72.5 million and an increase in operating results in the amount of €193.3 million driven by the increased sales in the Bioscience division across all regions in a stable price environment.

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

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue.  See “Presentation of Financial and Other Information.”

(2)                                 In 2012 and 2013, Raw Materials and Others primarily consisted of (i) amounts earned under the agreements with Kedrion, which are described further in Item 4 of this Part I, “Information on the Company — A.  History of and Development of the Company — Important Events — The Talecris Acquisition and Related Financing,” (ii) royalty payments from third parties and (iii) net revenue from engineering activities by our subsidiary Grifols Engineering, S.A.

Bioscience.  Net revenue for the Bioscience division increased by 5.3% (8.2% at constant currency) from €2.3 billion in 2012 to €2.4 billion in 2013.  Growth was principally driven by high sales volumes in the United States and Canada, Europe and the rest of the world for our main plasma derivative products, all in a stable price environment.  Sales of albumin grew by over approximately 30%, boosted by sales in the United States and increased demand in China.  Sales of A1PI also grew, driven by increased sales in United States and Canada, Germany and Spain, where commercialization of Prolastin® began in 2013.

Diagnostic.  Our Diagnostic division net revenue decreased by 3.0% from €134.3 million in 2012 to €130.3 million in 2013.  The Diagnostic division’s loss of sales resulted from the termination of certain distribution agreements, such as our agreement with Ortho Diagnostic relating to their distribution of our devices in the United States.  However, these loss of sales were partially offset by increased sales of DG Gel® cards, the installation of our first Erytra® analyzers in Japan and Qatar and the commencement of sales of the hemostasis Q® Smart analyzer in Italy.

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

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue.  See “Presentation of Financial and Other Information.”

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

Selling, general and administration expenses

Selling, general and administration expenses increased by 2.5% from €545.1 million in 2012 to €558.5 million in 2013 as a result of the increase in the volume of products we sell.  However, selling, general and administration expenses as a percentage of sales has decreased to 20.4%, compared to 20.8% in 2012.  This decrease is the result of our continued policy of cost containment.  Additionally, we recorded a charge in the amount of $2.8 million for the BPD fee in fiscal year 2013.  The BPD fee is not tax deductible.

Finance result

Finance result decreased by 12.3% from €270.7 million in 2012 to €237.4 million in 2013.  This decrease was primarily a result of a 13% decrease in finance costs from €284.1 million in 2012 to €240.0 million in 2013 because of the positive impact of the terms of the refinancing in 2012 of the Existing Facilities and overall improved market conditions.  Finance result also includes the amortization of capitalized costs related to our debt.

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

B.                                    Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to the operation of our business, capital expenditures for existing and new operations and debt service requirements relating to our existing and future debt.  Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenue and debt financings.  As of December 31, 2014, our cash and cash equivalents totaled €1.1 billion.  In addition, as of December 31, 2014, we had the equivalent of approximately €430 million available under our debt agreements, including the equivalent of approximately €247 million available under our New Credit Facilities.

We expect our cash flows from operations combined with our cash balances and availability under the Revolving Loans from the New Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months.  Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in Ireland, Spain and the United States, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Historical Cash Flows

Below are our consolidated statements of cash flow for the years ended December 31, 2014, 2013 and 2012 prepared under IFRS EU.

Statements of Cash Flows

For the Years Ended December 31, 2014, 2013 and 2012

	Year Ended December 31,
	2014	2013	2012
	(in thousands of euros)
Cash flows from operating activities
Profit before tax	589,680	497,536	387,948
Adjustments for:	501,233	347,853	400,950
Amortization and depreciation	189,472	128,469	129,126
Other adjustments:	311,761	219,384	271,824
(Profit)/losses on equity accounted investments	6,582	1,165	1,407
Exchange (gains)/losses	0	1,303	3,409
Impairment of assets and net provision charges	(21,388)	4,611	8,104
(Profit)/losses on disposal of fixed assets	8,711	4,689	12,542
Government grants taken to income	(704)	(1,130)	(930)
Finance cost/(income)	233,954	228,308	258,060
Other adjustments	84,606	(19,562)	(10,768)
Changes in operating assets and liabilities	95,281	40,332	(43,617)
Change in inventories	(97,023)	17,277	14,509
Change in trade and other receivables	26,900	(35,694)	44,258
Change in current financial assets and other current assets	(2,506)	(2,612)	(5,645)
Change in current trade and other payables	167,910	61,361	(96,739)

	Year Ended December 31,
	2014	2013	2012
	(in thousands of euros)
Other cash flows from/(used in) operating activities	(207,266)	(293,710)	(238,163)
Interest paid	(175,524)	(157,880)	(180,539)
Interest recovered	3,401	5,423	2,923
Income tax (paid)/received	(35,143)	(141,253)	(60,547)
Net cash from operating activities	978,928	592,011	507,118
Cash flows from/(used in) investing activities
Payments for investments	(1,535,527)	(252,827)	(177,195)
Group companies and business units	(1,234,952)	(69,172)	(11,067)
Property, plant and equipment and intangible assets	(287,039)	(172,849)	(166,128)
Property, plant and equipment	(235,894)	(138,460)	(146,028)
Intangible assets	(51,145)	(34,389)	(20,100)
Other financial assets	(13,536)	(10,806)	—
Proceeds from the sale of investments	14,423	16,793	112,760
Property, plant and equipment	14,423	16,793	79,896
Associates	—	—	1,883
Other financial assets	—	—	30,981
Net cash (used in) investing activities	(1,521,104)	(236,034)	(64,435)
Cash flows from/(used in) financing activities
Proceeds from and payments for equity instruments	(69,252)	35,221	(9)
Issue	—	20,461	—
Payments for treasury stock	(69,252)	(120,429)	(5,194)
Sales of treasury stock	—	135,189	5,185
Proceeds from and payments for financial liability instruments	1,226,339	(79,413)	(255,569)
Issue	5,197,142	53,507	25,727
Redemption and repayment	(3,970,803)	(132,920)	(281,296)
Dividends and interest on other equity instruments	(156,007)	(69,138)	—
Dividends paid	(156,007)	(70,062)	—
Dividends received	—	924	—
Other cash flows from/(used in) financing activities	(159,962)	8,184	(49,752)
Financing costs included on the amortized costs of the debt	(183,252)	—	(43,752)
Other amounts from / (used in) financing activities	23,290	8,184	(6,000)
Net cash from/(used in) financing activities	841,118	(105,146)	(305,330)
Effect of exchange rate fluctuations on cash	71,427	(15,381)	(4,612)
Net increase in cash and cash equivalents	370,369	235,450	132,741
Cash and cash equivalents at beginning of the year	708,777	473,327	340,586
Cash and cash equivalents at end of the year	1,079,146	708,777	473,327

Net Cash from Operating Activities

In 2012, we generated net cash from operating activities of €507.1 million.  The principal effects on working capital were:

•                                          a €44.3 million decrease in receivables, with the days sales outstanding ratio at 52 days, due to an increased proportion of sales coming from countries with shorter payment periods, and also due to our receipt of approximately €48 million under the Suppliers Payment Plan introduced by the Spanish Government in June 2012 to require central and regional Spanish governments to pay receivables that are overdue as of December 31, 2011;

•                                          a €14.5 million decrease in inventories with the stocks turnover ratio at 281 days, due to improvements in inventory management and reductions in safety stock; and

•                                          a €96.7 million decrease in current trade and other payable, due to our payment of €36.8 million ($45 million) in connection with the finalization of the Plasma Centers of America, LLC, or PCA, litigation (see Item 8 of this Part I, “Financial Information — A.  Consolidated Statements and Other Financial Information — Legal Proceedings — Plasma Centers of America, LLC”), as well as our payment in 2012 of trade payments related to integration and transaction costs that were outstanding as of December 31, 2011.

In 2013, we generated net cash from operating activities of €592 million.  The principal effects on working capital were:

•                                          a €35.7 million increase in receivables due to an increase in the absolute levels of receivables with days sales outstanding ratio unchanged from 2012;

•                                          a €17.3 million decrease in inventories with the stocks turnover ratio at 262 days, due to improvements in inventory management and reductions in safety stock; and

•                                          a €61.4 million increase in current trade and other payables due to normal business operations.

In 2014, we generated net cash from operating activities of €978.9 million.  The principal effects on working capital were:

•                                          a €26.9 million decrease in receivables, due to more efficient receivables collections and sales of non-recourse receivables, with the days sales outstanding ratio at 55 days;

•                                          a €97.0 million increase in inventories with the stocks turnover ratio at 266 days, due to the increased activity and inventories associated with our acquisition of the Novartis Diagnostic Business; and

•                                          a €167.9 million increase in current trade and other payables due to the integration of the Novartis Diagnostic Business.

Net Cash from/(Used in) Investing Activities

Net cash used in investing activities amounted to €64.4 million in 2012, €236 million in 2013 and €1.5 billion in 2014.

Investments made in 2012 included various capital expenditures, primarily investments for manufacturing facility expansion and improvement, the acquisition of 51% of the capital of Araclón for €6.2 million (net of cash and cash equivalents of Araclón), the acquisition of three plasma donation centers in the United States for €1.9 million and our acquisition, through Gri-Cel, of 40% of the capital of VCN Bioscience for €1.5 million.  These uses were offset in part by €67 million received as a result of sale leaseback transactions in 2011 and from proceeds received from sales of other assets, such as futures and property, plant and equipment.

Investments made in 2013 included various capital expenditures, primarily investments for manufacturing facility expansion and improvement, the acquisition of 21.30% of the common stock of TiGenix for €12.4 million, the acquisition of approximately 35% of the outstanding shares of Aradigm on a fully diluted basis for $25.7 million (€20.6 million if acquisition costs are included) and the acquisition of 60% of the economic and voting rights of Progenika for €37 million (€34.6 million, net of cash and cash equivalents).

Investments made in 2014 included the acquisition of the Novartis Diagnostic Business for $1.7 billion (€1.2 million) and various other capital expenditures totaling €251.8 million, which were primarily investments for manufacturing facility expansion and improvement.

Net Cash from/(Used in) Financing Activities

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

Net cash from financing activities was €841.1 million in 2014, which reflected a net debt increase of €1.2 billion and financing costs of €183.3 million in connection with the Novartis Acquisition and related refinancing, as well as €156.0 million of dividend payments to our shareholders.

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

Inventory Aging

Inventory aging average decreased from 2012 to 2013 and remained stable from 2013 to 2014.  The synergies achieved in the Talecris acquisition have resulted in inventory optimization.  As a result of improvements in inventory management and reductions in safety stock turnover days remained stable from 262 at December 31, 2013 to 266 days at December 31, 2014.

Trade Receivables

Our receivables had a relatively stable aging average of 55, 52 and 52 days at December 31, 2014, 2013 and 2012, respectively.  The geographic redistribution of sales following the Talecris acquisition has significantly increased our sales volume in countries with shorter collection periods and reduced sales in southern European countries, which have relatively longer collection periods (Spain, Italy, Portugal and Greece) to approximately 10% of our total net revenue.

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

The following table presents the breakdown of our trade receivables by country in each of Greece, Italy, Spain and Portugal as of December 31, 2014:

	Balances with Public Entities			Balances with Third Parties
	Balance (1)	Balance Past Due	Provision for Doubtful Receivables (2)	Balance (3)	Balance Past Due	Provision for Doubtful Receivables (4)	Net Debt (1+2+3+ 4)
	(in thousands of euros)
Greece	—	—	—	2,094	—	—	2,094
Italy	13,075	2,630	—	18,153	12,188	(2,678)	28,550
Spain	31,913	7,350	—	8,836	4,286	(696)	40,053
Portugal	7,484	6,621	(3,838)	1,224	914	(23)	4,847
Total	52,472	16,601	(3,838)	30,307	17,388	(3,397)	75,544

Allowances for doubtful accounts are recognized when there are indicators that the debt will not be repaid.  Although we have historically collected all trade receivables due from the government or funded by the government in each of Greece, Italy, Spain and Portugal, we are aware of the economic difficulties presently facing those countries.  In each of 2014, 2013 and 2012, we made a provision for doubtful receivables from Portuguese public entities; however, this amount is not material. We believe we will recover the trade receivables from each of Greece, Italy and Spain.

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

When funds are required, we may sell certain receivables with a maturity beyond 30 days.  Certain receivables are sold to financial institutions without recourse.  We sold €465 million, €244 million and €197 million of receivables to third parties during 2014, 2013 and 2012, respectively.

Capital Expenditures and Other Intangible Assets

The following table presents our capital expenditure additions in the years ended December 31, 2014, 2013 and 2012, by division.

	Year Ended December 31,
	2014	2013	2012
	(in thousands of euros)
Bioscience division	188,698	129,475	140,880
Hospital division	14,241	8,514	6,435
Diagnostic division	46,272	24,408	12,003
Shared infrastructure	42,981	19,582	14,154
Total	292,192	181,979	173,472

January 2012 through December 2014

Facilities.  The most important capital projects relating to the expansion and improvement of our facilities were:

•                                          investments in our Parets facility of €11.9 million in 2012, which resulted in the opening of a new fractionation plant that increased fractionation capacity to one million liters per year, €6.2 million in 2013, which resulted in the increase of the albumin purification capacity, and €23.3 million in 2014, which resulted in the opening of a new fractionation plant that increased fractionation capacity at the facility by 2.1 million liters, to 4.2 million liters per year;

•                                          completing construction of and bringing online the new plasma fractionation facility at Clayton for €49.2 million in 2014, €56.2 million in 2013 and €88.2 million in 2012;

•                                          expenditures related to acquisition of land in Curitiba, Brazil, on which we plan to construct, via Gri-Cel, a plant to manufacture bags used for collection, storage and transfusion of blood components;

•                                          further expenses related to our headquarters and information technology projects of €22.2 million in 2012, with an additional €8.9 million spent on refurbishing the headquarters in 2013, and additional investments in information technology projects of €6.3 million in 2013 and €7.2 million in 2014;

•                                          extension of the installations in Clayton and Los Angeles used to purify Factor VIII, Factor IX, IVIG and albumin of €10.1 million in 2012;

•                                          the relocation and renovation of plasma centers at for €6.1 million in 2013 and €37.6 million in 2014;

•                                          construction of a new plasma warehouse at our Clayton facility for €5.2 million in 2013 and €17.2 million in 2014;

•                                          investments in our Clayton facility of €10.2 million in 2013and €18.0 million in 2014 for the construction of new aseptic filling areas, as well as validation of the new filling zone facilities and equipment for liquid and freeze-dried products,

•                                          increasing our IVIG and albumin purification capacity at the Los Angeles plant for €10.2 million in 2013 and €12.0 million in 2014;

•                                          investments of €13.2 million in 2014 to increase capacity at our Murcia facility for the manufacture of parenteral solutions by approximately eight million units, to approximately 35 million units;

•                                          investments of €29.8 million in 2014 to build a new logistics center in Ireland;

•                                          investments of €9.4 million in 2014 to construct a new building at Emeryville in which to consolidate the manufacturing of reagents; and

•                                          construction of new raw materials warehouses at our Parets facility for €1.9 million and at our Clayton facility for €4.0 million, each in 2014.

January 2015 through December 2016

We are undertaking an investment plan that involves cumulative capital expenditures of approximately €600 million from 2014 through 2016.  We plan to finance our projected capital expenditures with internally generated cash flow, cash on hand and debt financing.  Additional capital expenditures have been and will continue to be needed as a result of the acquisition of the Novartis assets, which expenditures are included in our current investment plan.

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

•                                          at our Clayton facility, bringing online the new plasma fractionation plant completed in 2014, constructing offices and completing the construction of a raw materials warehouse;

•                                          construction of a new Prolastin® plant at the Parets facility;

•                                          completion of the construction of a new logistics center in Ireland;

•                                          completion of the construction of a new building at Emeryville in which to consolidate the manufacturing of reagents; and

•                                          further relocation and renovation of our existing plasma donor centers, as well as the construction of new centers.

We are undertaking research and development projects in all of our major product areas.  See Item 4 of this Part I, “Information on the Company — B.  Business Overview — Research and Development” for details of the major projects.

Sources of Credit

New Credit Facilities

On February 27, 2014 we entered into the New Credit Facilities with a syndicate led by Nomura Securities International, Inc., Banco Bilbao Vizcaya Argentaria, S.A., Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc. and Deutsche Bank Securities Inc. as the arrangers, which consists of the “Senior Term Loans” and the “Revolving Loans”.  The Senior Term Loans were fully drawn down on February 27, 2014.  The tranche A term loans, which amount to $700 million, will mature six years from February 27, 2014 and have a repayment schedule with quarterly amortization equal to 2.5%, 5.0% and 7.5% per annum of the original principal amount in years one, two and three through five, respectively, with the balance after the fifth anniversary from February 27, 2014 to the maturity date.  The tranche B term loans, which amount to $3.250 billion and €400 million equivalent, will mature seven years from February 27, 2014 and will have a repayment schedule with quarterly amortization equal to 1.0% per annum of the original principal amount, with the remainder to be paid at maturity.  The Revolving Loans, which amount to $300 million equivalent in multicurrencies, are available during the period commencing from February 27, 2014 and ending on the fifth anniversary of the closing of February 27, 2014.

The interest rates on the Senior Term Loans and the Revolving Loans are based on (a) in the case of dollar denominated loans, the base rate (the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the applicable LIBOR rate plus 1.00%) plus an applicable margin or (b) the applicable LIBOR rate, plus an applicable margin.  The applicable margin for loans at the

LIBOR rate is (a) 2.50% for the multicurrency revolving loans and the tranche A term loan, (b) 3.00% for the foreign tranche B term loan, and (c) 3.00% for the U.S. tranche B term loan, which are subject to customary market flex.

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

The borrower under the tranche A facility, the Euro-denominated tranche B facility and the revolving facilities is Grifols Worldwide Operations Limited, an Irish entity and our wholly owned direct subsidiary. The borrower under the U.S. Dollar tranche B facility is Grifols Worldwide Operations Limited, and the co-borrower under such facility is Grifols Worldwide Operations USA, Inc., a Delaware corporation and a direct wholly owned subsidiary of Grifols Worldwide Operations Limited. The New Credit Facilities are governed by New York law.

We are not party to any bank debt other than the New Credit Facilities.

5.25% Senior Notes due 2022

On March 12, 2014, Grifols Worldwide Operations Limited completed the sale of the Notes to the initial purchasers thereof in an offering not registered under the Securities Act.  The initial purchasers subsequently resold the Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.  On May 29, 2014, the Notes were listed on the Global Exchange Market of the Irish Stock Exchange.  The proceeds from the Notes, together with cash on hand, was used to refinance the New Interim Loan Facility.

The Notes yield 5.25% to maturity and pay interest semi-annually in arrears on April 1 and October 1, commencing on October 1, 2014, to holders of record on the immediately preceding March 15 and September 15, respectively.  The Notes are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrowers under the New Credit Facilities.  As of the date of this annual report on Form 20-F, the Notes are guaranteed by Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

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

If Grifols Worldwide Operations Limited experiences a change of control, it must give holders of the Notes the opportunity to sell Grifols Shared Services North America, Inc. their Notes at 101% of their face amount, plus accrued and unpaid interest.

Grifols Worldwide Operations Limited and the guarantors of the Notes, including Grifols, S.A., may incur additional indebtedness if the fixed charge coverage ratio (as defined in the indenture governing the Notes) for Grifols, S.A. and the restricted subsidiaries (as defined in the indenture governing the Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

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

Grifols Shared Services North America, Inc. Existing Notes

On January 21, 2011, Giant Funding Corp. completed a private placement of the Existing Notes.  The proceeds of the offering of the Existing Notes were held in an escrow account pending completion of the Talecris acquisition and the satisfaction of other conditions.  On June 1, 2011, upon completion of the acquisition, Giant Funding Corp. was merged with and into Grifols Shared Services North America, Inc., Grifols Shared Services North America, Inc. assumed all of Giant Funding Corp.’s obligations under the Existing Notes and the indenture governing the Existing Notes and the proceeds from the issuance of the Existing Notes were released from the escrow account.  The proceeds from the Existing Notes, together with funds drawn pursuant to a credit agreement that provided for (a) senior term loans aggregating $2.5 billion and €440 million and (b) revolving commitments in the amounts of $50 million, €36.7 million ($50 million equivalent) and the $200 million equivalent in multicurrencies, were used to finance the cash portion of the consideration for the Talecris acquisition.  The proceeds from the New Interim Loan Facility were used to discharge the Existing Notes on February 27, 2014.

C.                                    Research and Development, Patents and Licenses, etc.

We have made investments of €180.8 million, €123.3 million and €124.4 million in research and development in 2014, 2013 and 2012, respectively.  Our research and development spending represented 5.4% of sales in 2014, as compared to 4.5% of sales in 2013.

The following table reflects the composition of our total research and development expenses for each period presented.

	Year ended December 31,
	2014	2013	2012
	(in thousands of euros)
Plasmin in treating acute peripheral arterial occlusion	3,200	5,123	8,235
Antithrombin in coronary surgery and severe burns	1,244	562	86
Fibrin glue in vascular, organ and soft-tissue surgery	15,864	9,135	7,984
Plasmapheresis with albumin and IVIG for Alzheimer	4,893	2,728	3,031
Topical thrombin	5,095	133	82
Total Key Projects Expenses	30,296	17,681	19,418
Net Research and Development Capitalization/Amortization	7,217	(5,916)	(1,323)
Net Research and Development Key Projects	37,513	11,765	18,095
Discovery	5,901	5,437	8,180
Preclinical	17,219	10,988	5,094
Clinical	16,538	7,533	11,777
Post Commercialization Studies	8,162	7,280	6,377
Rest of projects	15,433	20,443	8,583
Other Bioscience Research and Development Projects	63,253	51,681	40,011
Bioscience Core Research and Development (1)	33,644	32,562	44,422
Bioscience	134,408	96,008	102,528
Diagnostic	40,449	21,308	15,367
Hospital	2,217	2,305	2,097
Miscellaneous	3,678	3,650	4,451
Total Research and Development	180,753	123,271	124,443

(1)                                 Bioscience core research and development expenses consist of departments whose resources are utilized for general organization support including project management, medical affairs, regulatory licensing and quality assurance.

While we have historically spent between 4% and 5% of our net revenues on research and development annually, we increased research and development expenditures as a percentage of net revenues in 2014 in order to accelerate current projects.  We expect research and development expenditures to be in the range of 5% to 6% of net revenues in the near term.  We also expect that projects within our Bioscience division will continue to comprise the majority of our research and development expenses; however, we have in the past and may in the future invest in medical companies and projects outside the scope of our main activities to complement our Bioscience division projects. We do not anticipate the allocation of such expenses by division to differ materially from historical levels and current trends.

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

Based on recent Marketing Research Bureau reports, sales in the human plasma-derived product industry have grown at a compound annual rate of 11% globally and 13% in the U.S. alone from 2003 to 2012.  We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand.  Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease.  We believe that the volume of global sales of plasma derivative products will continue to grow annually at 6% to 8% over the long term, driven primarily by the same factors that have contributed to its historical growth, including:

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

Approximately 19.8% of our sales were generated in the European Union in 2014, as compared to 20.3% in 2013.  We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2015.

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

Capital Expenditures.  We are undertaking an investment plan that involves cumulative capital expenditures of approximately €600 million from 2014 through 2016, including facility development.  Additional capital expenditures will be needed as a result of the acquisition of the Novartis assets.  These capital expenditures were not included in our current investment plan.

E.                                    Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.                                     Contractual Obligations

The following table presents our principal existing contractual obligations as of December 31, 2014 requiring future payments:

	Payments Due by Period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of euros)
Operating leases(1)	205,551	44,331	79,721	29,811	51,689
Financial debt obligations(2)	4,588,546	167,222	163,423	560,853	3,697,048
Interest — financial debt obligations(3)	1,011,426	159,541	321,145	449,781	80,960
Licenses and royalties(4)	69,804	8,479	16,946	17,483	26,896
Total	5,875,327	379,573	581,235	1,057,928	3,856,593

(1)                                 Operating leases include primarily leases for our plasma collection centers, leases from sale-leaseback transactions and marketing offices worldwide.  These amounts reflect only our contractual obligations as of December 31, 2014 and therefore assume that these operating leases will not be renewed or replaced with new operating leases upon expiration.  Our operating lease expenses will likely be substantially higher than the amounts provided in this table because our operations will require us to either renew or replace our operating leases.

(2)                                 Includes principal amortization for short- and long-term debt including, among other things, capitalized lease obligations.  Our financial debt obligations primarily consist of the equivalent of $4.4 billion outstanding under the New Credit Facilities and $1.0 billion aggregate principal amount of our Notes.  The remaining financial debt was made up largely of bilateral facilities that bore interest at market rate.

(3)                                 Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2014.  Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations or other factors or events.  The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2014.  Refer to Notes 20 and 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2014.

(4)                                 License and royalty payment formulas are generally based on volume of sales.  The amounts presented in the table are calculated based on the net sales of 2014 without assuming any growth in sales.  Additionally, the column “More than five years” includes only one year of payments under the license agreement with Marca Grifols, S.L. which expires in January 2092.  See Item 7 of this Part I, “Major Shareholders and Related Party Transactions — B. Related Party Transactions — Patent and Trademark Use.”

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

There was also a floor included in the Existing Facilities that, when in the money, created embedded derivatives that we fair valued and separated from the Existing Facilities. There is no floor included in the New Credit Facilities, so in 2014 we eliminated the embedded derivative and sold each of the related floor swap derivative contracts for €1.9 million.

In June 2011, we entered into a floor swap, which had an initial nominal amount of $1,550 million and is amortized quarterly.  In October 2011, we entered into a variable-to-fixed interest rate swap option that had an nominal amount of €100 million, which is fixed until maturity.  In May 2012, we modified the €100 million swap option, reducing the fixed interest rate and extending the maturity date from September 2014 to March 2016.  As a result, both the swap floor and swap options have maturity dates in 2016.  Both the swap floor and swap option values at December 31, 2014 are included in non-current financial assets.

See Note 30 to our audited consolidated financial statements included in this annual report on Form 20-F for additional information regarding our derivative instruments.

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

Property, plant and equipment are depreciated using the following criteria:

	Depreciation method	Rates
Buildings	Straight line	1%–3%
Other property, technical equipment and machinery	Straight line	4%–10%
Other property, plant and equipment	Straight line	7%–33%

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

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

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

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates
Development expenses	Straight line	20%–33%
Concessions, patents, licences, trademarks and similar	Straight line	7%–20%
Computer software	Straight line	16%–33%
Currently marketed products	Straight line	3%–10%

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

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	Director, Chairman of the Board and Chief Executive Officer	Executive	July 1991(1)	May 2017
Juan Ignacio Twose Roura	Director	Executive	April 2000(2)	May 2017
Ramón Riera Roca	Director	Executive	April 2000(3)	May 2017
Tomás Dagá Gelabert	Director	Other External	April 2000	June 2015
Thorthol Holdings B.V. (represented by Mr. José Antonio Grifols Gras)	Director	Proprietary	January 2000(4)	May 2017
Thomas H. Glanzmann	Director	Other External	April 2006	May 2016
Edgar Dalzell Jannotta	Director	Independent	December 2006	June 2015
Anna Veiga Lluch	Director	Independent	December 2008	June 2015
William Brett Ingersoll	Director	Independent	June 2011	January 2016
Luís Isasi Fernández de Bobadilla	Director	Independent	May 2011	May 2016
Steven Francis Mayer	Director	Independent	June 2011	January 2016
Belén Villalonga Morenés	Director	Independent	May 2013	May 2018
Marla E. Salmon	Director	Independent	May 2014	May 2018(5)
Raimon Grifols Roura	Secretary non-member	n/a	July 2001	n/a
Nuria Martín Barnés	Vice Secretary non-member	n/a	July 2001	n/a

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

(4)                                 Thorthol Holdings is represented on the Board by Mr. José Antonio Grifols Gras.  Between January 20, 2000 and June 1, 2002, Thorthol Holdings was not a director but its current representative on the Board, Mr. José Antonio Grifols Gras, sat on the Board as director.

(5)                                 Law 31/2014, adopted on December 3, 2014 and entered into force on December 24, 2014, or Law 31/2014, amended the Revised Text of the Spanish Companies Act (Texto Refundido de la Ley de Sociedades de Capital), or Spanish Companies Act, to reduce the term for directors of companies listed on a Spanish Stock Exchange, from five years to four years (notwithstanding the possibility of renewal). As Law 31/2014 applies to directors appointed on or after January 1, 2014, Marla E. Salmon’s term will expire four years after she was appointed, while members of our Board appointed before January 1, 2014 may complete the five-year terms for which they were appointed.

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

José Antonio Grifols Gras

Dr. Grifols has served as a director of Grifols, S.A. representing Thorthol Holdings since June 2002.  Dr. Grifols has been a professor of Theoretical Physics at the Autonomous University of Barcelona since September 1990 and the head of the Physics Department of the university since September 2002.  Dr. Grifols’ activities involve both teaching undergraduate and graduate courses (that include quantum mechanics, general relativity and cosmology) and doing research in high energy physics, astrophysics and cosmology.  Dr. Grifols trained as a physicist in many European and American institutions, including Max-Planck-Institut (Munich, 1971-1974, 1981), Stanford University (1976-1978), CERN (Geneva, 1983, 1984, 1987, 1995), Deutsches Elektronen Synchrotron (Hamburg, 1986, 1987, 1988), Oxford University (1984), University of Florida (Gainesville, 1985), Lawrence Berkeley Laboratory (Berkeley, 1987) and Fermi National Laboratory (Chicago, 1996).

Thomas H. Glanzmann

Mr. Glanzmann has served as our director since April 2006.  Following the Talecris acquisition, Mr. Glanzmann was appointed Chairman of Grifols Shared Services North America, Inc. and was hired by Grifols, S.A. to lead the integration of Talecris.  Mr. Glanzmann is the former Chief Executive Officer and President of Gambro AB and the former Chief Executive Officer and Managing Director of HemaCue.  He also was a Senior Advisor to the Executive Chairman and Acting Managing Director at The World Economic Forum.  Between 1988 and 2004, he held various positions at Baxter, including:  Senior Vice President and Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group, among other positions.  Between 1984 and 1988, he worked at Philip Morris where, among other positions, he was the country manager for Norway, Denmark and Iceland.  Mr. Glanzmann holds a M.B.A. from IMD in Switzerland and a B.A. in Political Science from Dartmouth College, USA.

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

Marla E. Salmon

Ms. Salmon has served as an independent director since May 2014.  Ms. Salmon is a Professor of Nursing and Public Health at the University of Washington, as well as Senior Visiting Fellow of Public Affairs.  Her career has focused on health policy and capacity building in both global and U.S. contexts, working with governments, international agencies and other health-related entities. She holds a doctorate in health policy and administration from the Johns Hopkins University, degrees in political science and nursing from the University of Portland, and was a Fulbright Scholar at the University of Cologne (Germany). She holds two honorary doctoral degrees recognizing her national and international service, and her board service includes IES Abroad, Inc. and the Robert Wood Johnson Foundation. Her advisory roles include the White House Task Force on Health Care Reform, the World Health Organization’s Global Advisory Group on Nursing and Midwifery and the National Institutes of Health National Advisory Committee for the Institute of Nursing.

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

Senior Management

Our senior management currently consists of the following persons:

Name	Title	Since
Víctor Grifols Roura	President and Chief Executive Officer	1985
Ramón Riera Roca	EVP and President of Global Commercial Division	1988
Alfredo Arroyo Guerra	Corporate Vice President (CVP) and Chief Financial Officer	2007
Carlos Roura Fernández	CVP and President of Global Industrial Division	1987
Montserrat Lloveras Calvo	CVP and Director of Corporate Accounting and Reporting	1991
Antonio Viñes Páres	CVP and Director of Corporate Planning and Control	1994
Eva Bastida Tubau	CVP and Director of Scientific and Medical Affairs	2007
Vicente Blanquer Torre	CVP and Technical Director of Biological Industrial Group	1993
Mateo Florencio Borrás Humbert	CVP and Director of Global Human Resources	2008
Francisco Javier Jorba Ribes	CVP and President of Biological Industrial Group	1995
Gregory Gene Rich	CVP and President and Chief Executive Officer of Grifols Shared Services North America, Inc.	2001
David Ian Bell	CVP and General Counsel of Grifols Shared Services North America, Inc.	2003
Alberto Grifols Roura	CVP and Co-President of Instituto Grifols, S.A.	1999
Nuria Pascual Lapeña	CVP and Director of Finance and Corporate Investor Relations Officer	1997
Shinji Wada	CVP and President of Plasma Operations of Grifols Shared Services North America, Inc.	2003
Joel Abelson	CVP and President of North America Commercial Division of Grifols Shared Services North America, Inc.	2011

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

Mateo Florencio Borrás Humbert

Mr. Borrás has served as our Corporate Vice President and the Director of Global Human Resources (previously Human Resources Director) since 2008.  Previously, he served as a HR Director at different companies, including EMAYA, Nissan Motor Ibérica and others.  He is a member of AEDIPE (Spanish Association of People Management and Development) and he is an Arbitrator at the Arbitrator Corps of Catalonian Labor Court.  Mr. Borrás received a degree in Psychology and a Postgraduate on Labor and Social Security, both at the University of Barcelona.

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

Gregory Gene Rich

Mr. Rich has served as Corporate Vice President and President of U.S. Operations and Chief Executive Officer and Chairman of the Grifols Shared Services North America, Inc. board of directors since December 2001.  Previously, Mr. Rich worked for Grupo Picking Pack, as Chief Operating Officer from December 2000 to December 2001 and from July 1997 to August 2000, as Senior Vice President for Green Cross International, the then parent of Alpha.  Mr. Rich also worked for Alpha as Vice President and General Manager of International Operations from October 1995 to July 1997.  In between his two terms at Alpha, Mr. Rich worked for us from January 1983 to October 1995 and served as our co-President for the period December 1985 through his departure in 1995.  Mr. Rich earned a Bachelor’s of Science degree from California Polytechnic University, Pomona.

David Ian Bell

Mr. Bell joined us as a Corporate Vice President of Grifols Shared Services North America, Inc. in July 2003 and has since been responsible for Corporate Operations and Development.  He also serves as General Counsel and is a member of our Executive Committee in Spain.  Mr. Bell is responsible for all legal activities of our U.S. operations, including litigation, mergers and acquisitions, real estate transactions, intellectual property and contracts.  He is also responsible for regulatory, registrations and licensing, governmental and public affairs and human resources.  Prior to joining us, Mr. Bell was Vice President and General Counsel for Alpha.  Additionally, he was a partner in the U.S. law firm of Knapp, Petersen & Clarke where he specialized in complex litigation involving healthcare, pharmaceutical and biotechnology regulation and liability.  Mr. Bell attended the University of California, Irvine, Southwestern University School of Law and a postgraduate program at Harvard Law School.  He is a member of the California State Bar and is admitted to practice before the United States Supreme Court and numerous federal appellate and district courts.

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

Shinji Wada

Mr. Wada started his career in the plasma industry in 1981 working for a Japanese plasma fractionation company, the Green Cross Corporation, parent company of Alpha in Los Angeles.  He assumed various positions at Alpha, including M&A, International Sales and Marketing.  After our acquisition of Alpha’s plasma fractionation business, he was assigned to manage Biomat USA, Inc., our U.S. plasma collection arm, and he was CEO of Biomat USA, Inc. from 2005 to today.  Mr. Wada currently also serves as Corporate Vice President and President of Plasma Operations of Grifols Shared Services North America, Inc.

Joel Abelson

Mr. Abelson joined Grifols Shared Services North America, Inc. in June 2011 as Corporate Vice President and President of North American Commercial Operations.  He also serves as Corporate Vice President of Grifols Shared Services North America, Inc.  Mr. Abelson worked for Talecris from March 2006 to June 2011, serving most recently as Senior Vice President and General Manager, Portfolio Management and International Business.  Prior to joining Talecris, Mr. Abelson worked from 1994 to 2005 for Bayer, where he held several senior management positions in Canada and the U.S., including Vice President, Global Strategic Marketing, Biological Products Division.  Prior to joining the private sector, Mr. Abelson held various policy and management positions with the Government of Ontario, Canada from 1984 to 1994, including service in the Cabinet Office as a Senior Policy Advisor to the Premier’s Policy and Priorities Board.  Mr. Abelson has a Bachelor of Arts (Honors) degree from Carleton University in Ottawa, Canada and a Master’s degree in Public Administration from the University of Toronto.

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

Thorthol Holdings, one of our major shareholders and a related party, is represented on the Board by Mr. José Antonio Grifols Gras.  The various members of the Grifols Gras family hold their respective shares indirectly through Thorthol Holdings.

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

In accordance with the compensation policy outlined in the Articles of Association, at the shareholders’ meeting on May 30, 2014, the shareholders set the maximum annual amount available for compensation to the external directors at €100,000 per director, other than those external directors of the Board that render remunerated professional services to us.  As a result, in 2014, eight of our ten external directors received compensation, namely, José Antonio Grifols Gras (as a representative of Thorthol Holdings), Edgar Dalzell Jannotta, Anna Veiga Lluch, William Brett Ingersoll, Steven F. Mayer, Luís Isasi Fernández de Bobadilla, Belén Villalonga Morenés and Marla E. Salmon.

In June 2011, Messrs. Ingersoll and Mayer joined the Board as independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules and as other external directors (and not independent) in conformity with Spanish rules.  As of the date of this annual report on Form 20-F, Edgar Dalzell Jannotta, Anna Veiga Lluch, Luís Isasi Fernández de Bobadilla, W. Brett Ingersoll, Steven F. Mayer, Belén Villalonga Morenés and Marla E. Salmon are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules.

The total compensation paid to directors in 2014, in the aggregate, amounted to €4,631,024.  Of the total director compensation amount, executive directors (consejeros ejecutivos) received €2,268,981 in fixed compensation and €1,612,043 in variable compensation for their service as an executive, and external directors, including the proprietary director (other than those who render remunerated professional services to us) received €750,000.  The external directors nominated by an individual shareholder based on the extent of his or her shareholding, referred to as a “proprietary director” (consejeros dominicales), received remuneration of €100,000 during 2014.  These figures include accruals for contingent or deferred compensation.  None of our directors received attendance fees for meetings of the Board or committees of the Board.  Finally, pursuant to Article 20 of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

Compensation of Senior Management

In 2014, our senior management (excluding those who also served as members of the Board) was paid compensation amounting to €9,368,922 in the aggregate.  This figure includes accruals for contingent or deferred compensation earned in respect of 2014 service.  The breakdown of the aggregate amount paid to such senior management for discharging their duties in 2014 is set forth in the table below.

Component	Amount Paid in 2014
Salaries	€5,954,760
Variable Compensation	€3,414,162
Stock options or other securities	N/A
Other — e.g., life and health insurance	N/A
Other — e.g., pensions/savings	€34,385

Salaries paid in U.S. dollars have been calculated at the exchange rate between the U.S. dollar and the euro as of December 31, 2014 of U.S. $1.2098 to €1.00.

Equity and Other Incentive Programs

In 2014, no compensation was paid pursuant to a profit sharing plan or any stock option and no other equity compensation was awarded to any of our directors or senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2014 was €34,385. In 2014, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

C.                                    Board Practices

Board of Directors

Pursuant to the Articles of Association, we are managed by a Board, which may be composed of not less than three and not more than 15 directors.  Our current Board has 13 directors.  Directors may be either individuals or legal entities represented by individuals.  Under Spanish law, the Board is responsible for management, administration and representation in all matters concerning the business, subject to the provisions of the Articles of Association and the powers conferred at the general shareholders’ meeting.

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

A director may either be an individual or an entity represented by an individual.  If a director ceases to hold office prior to the expiration of his or her term, the Board may fill the vacancy by appointing, from among our shareholders, a new director to replace the outgoing director.  Any director so appointed will hold office until the next general shareholders’ meeting when the appointment may be confirmed or revoked by our shareholders.  Any such appointment will be only for the remainder of the term of the outgoing director, without prejudice to such director’s eventual election.  A director may resign, or be removed, from office by a resolution of our general shareholders’ meeting at any time.  A director who is also a shareholder may vote freely on any of our shareholders’ resolutions relating to the appointment and dismissal of directors (including the appointment or dismissal of that director).

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

The Board must also appoint a Secretary and a Vice Secretary.  Neither the Secretary nor the Vice Secretary is required to be a member of the Board; however, the Secretary or the Vice Secretary will not be entitled to vote on matters before the Board unless he or she is a member of the Board.  Mr. Raimon Grifols Roura is the current Secretary non-member of the Board and Ms. Nuria Martín Barnés is the current Vice Secretary non-member of the Board.

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

See Notes 29(c) and 31(a) to our audited consolidated financial statements included in this annual report on Form 20-F for further details of the payments received by employees.

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

Pursuant to our Articles of Association and the Board Regulations, the Audit Committee consists of a minimum of three directors and a maximum of five directors who are appointed by the Board based on such directors’ knowledge, competence and experience in accounting, audit and risk management matters.  The majority of the members of the Audit Committee must be external directors, which includes independent directors and proprietary directors.  In addition, all members of the Audit Committee, including the chairman, must meet the independence, experience and other requirements set forth in the Exchange Act and NASDAQ Listing Rules.

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

•                                          supervising any transactions entered into with significant shareholders as set forth in the Board Regulations; and

•                                          (i) ensuring compliance with the Internal Code of Conduct of Grifols, S.A. in Matters Relating to the Stock Market, or Stock Market Code of Conduct, the Code of Conduct for Grifols’ Employees and the Board Regulations (each available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com) and, in general, any other corporate regulations and (ii) making any necessary proposals to improve such regulations.

The Audit Committee currently consists of Messrs. Luís Isasi Fernández de Bobadilla, Steven F. Mayer, W. Brett Ingersoll and Ms. Belén Villalonga Morenés.  Each of Messrs. Isasi, Mayer and Ingersoll and Ms. Villalonga is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, and each of them is an external director.  Mr. Tomás Dagá Gelabert serves as Secretary non-member of the Audit Committee.

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

Our Appointments and Remuneration Committee (Comisión de Nombramientos y Retribuciones) is required, pursuant to Article 15 of the Board Regulations, to consist of between three and five members, the majority of which must be external directors. Consistent with NASDAQ Listing Rules for foreign private issuers, our Appointments and Remuneration Committee currently consists of Mr. Víctor Grifols Roura, Mr. Edgar Dalzell Jannotta and Ms. Anna Veiga Lluch as directors. Mr. Raimon Grifols Roura serves as Secretary non-member of the Appointments and Remuneration Committee.

D.                                    Employees

The table below indicates the number of employees by department as of December 31, 2014, 2013 and 2012:

Department	2014	2013	2012
Manufacturing	10,776	9,811	9,258
Research & development — technical area	774	686	681
Administration and others	1,030	908	872
General management	187	173	162
Marketing	186	159	146
Sales and distribution	1,027	866	794
Total	13,980	12,603	11,913

The table below indicates the number of employees by geographic region as of December 31, 2014, 2013 and 2012:

Geographic Region	2014	2013	2012
Spain	2,981	2,74	2,544
North America	10,224	9,264	8,839
Rest of the World	775	596	530
Total	13,980	12,603	11,913

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

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents.  All of our employees are covered under this policy.  We implemented a defined contribution pension plan in all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees.  Our contribution to this pension plan was approximately €621,000 in 2014, compared to approximately €595,000 in 2013.  We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended.  We make fully vested matching contributions to the savings plan which totaled approximately $16.9 million for 2014, compared to $11.2 million for 2013.  For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law.  The pension cost relating to this plan is not material.

E.                                    Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2014, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

Item 7.                                                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth certain information, including information regarding beneficial ownership of our Class A (voting) shares as of December 31, 2014, for (i) our major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to us to be the beneficial owner of more than 3% of our Class A shares, (ii) each of our directors and (iii) each member of our senior management.  As of that date, there were a total of 213,064,899 Class A shares issued and outstanding.

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

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Major Shareholders
Deria S.A.(1)	18,826,112	8.836
Scranton Enterprises B.V.(2)	16,258,258	7.631
Thorthol Holdings B.V.(3)	15,042,766	7.060
Víctor Grifols Lucas(4)	13,112,187	6.154
Capital Research and Management Company(5)	10,546,012	4.950
BlackRock, Inc.(6)	10,523,360	4.939

Directors
José Antonio Grifols Gras(3)	15,042,766	7.060
Víctor Grifols Roura	437,610	*
Edgar Dalzell Jannotta	254,127	*
Ramón Riera Roca	169,085	*
Juan Ignacio Twose Roura	119,274	*
Thomas H. Glanzmann(7)	83,561	*
Tomás Dagá Gelabert	51,898	*
Anna Veiga Lluch	100	*
Luís Isasi Fernández de Bobadilla	100	*
Steven F. Mayer	—	—
W. Brett Ingersoll	—	—
Belén Villalonga Morenés	—	—
Marla E. Salmon	—	—

Senior Management
Antonio Viñes Parés	111,115	*
Gregory Gene Rich	71,598	*
Carlos Roura Fernández	48,314	*
Francisco Javier Jorba Ribes	47,364	*
Montserrat Lloveras Calvo	34,459	*
Vicente Blanquer Torre	22,377	*
Alberto Grifols Roura	13,500	*
David Ian Bell	10,000	*
Nuria Pascual Lapeña	9,796	*
Mateo Florencio Borrás Humbert	491	*
Alfredo Arroyo Guerra	—	—
Eva Bastida Tubau	—	—
Shinji Wada	—	—
Joel Abelson	—	—

*                                         Less than 1%.

(1)                                 The various members of the Grifols Roura family hold their respective shares indirectly through Deria S.A.

(2)                                 Scranton Enterprises B.V. is a corporation whose shares are owned by certain of our directors and by William Blair & Co. L.L.C. Some Grifols family members who are directors or executive officers hold part of their shares indirectly through Scranton Enterprises B.V.

(3)                                 The various members of the Grifols Gras family hold their respective shares indirectly through Thorthol Holdings, which is represented on the Board by José Antonio Grifols Gras.

(4)                                 13,112,187 Class A shares are held directly by Rodellar Amsterdam B.V., through which Víctor Grifols Lucas exercises indirect voting rights.

(5)                                 Capital Research and Management Company has indirect voting rights over 10,546,012 of our Class A shares.

(6)                                 BlackRock has indirect voting rights over 10,523,360 of our Class A shares.

(7)                                 12,000 Class A shares are held indirectly through Glanzmann Enterprises AG, and 53,000 Class A shares are held indirectly through Opulenta Holdings Ltd.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person.  We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

In accordance with Spanish reporting requirements, the following transfers of shares were reported to the Spanish National Securities Market Commission (Spanish Comisión Nacional del Mercado de Valores), or CNMV, as of December 31, 2014:  (i) on March 1, 2012, BlackRock acquired a number of Class A shares that increased its percentage of ownership of voting share capital above 3%; (ii) on June 19, 2012, Capital Research and Management Company disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 15%; (iii) on November 26, 2012, American Funds Insurance Series Growth Fund disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 3%; (vii) on November 29, 2012, Capital Research and Management Company disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 10%; (iv) on December 17, 2012, BlackRock acquired a number of Class A shares that increased its percentage of ownership of voting share capital above 5%; (v) on April 30, 2014, Capital Research and Management Company disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 5%; (vi) on September 8, 2014, BlackRock disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 5%; and (vii) on November 3, 2014, Fidelity International Limited reported the acquisition of a number of Class A shares that increased its percentage of ownership of voting share capital above 1%.

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

B.                                    Related Party Transactions

TiGenix Convertible Bond

On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, purchased €25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. We indirectly own 21.30% of the common stock of TiGenix. As of the date of this annual report on Form 20-F, €25 million of the convertible bonds were outstanding. Interest on the convertible bonds is payable on September 6 and March 6 of each year, and as of the date of this annual report on Form 20-F, TiGenix had paid us no interest on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, such bonds are convertible into common stock of TiGenix. As of the date of this annual report on Form 20-F, the conversion rate was 106,236.0565 shares of TiGenix common stock per €100,000 principal amount of convertible bonds

Trademark Use

Mr. José Antonio Grifols Gras, a member of the Board, is the manager of Marca Grifols, S.L., which owns the trademark “Grifols.”  In addition, the Grifols family is the controlling shareholder of Marca Grifols, S.L.  We entered into a license agreement with Marca Grifols, S.L. on January 26, 1993 that permits us to use the “Grifols” trademark for 99 years.  The license agreement provides that we must pay an annual fee for the license, which is based on inflation and our net sales.  The fees for this license were €3.5 million, €1.9 million and €1.8 million in 2014, 2013 and 2012, respectively.

Sale-leaseback Transactions

Spain

In May 2011, we sold five properties in Spain for an aggregate amount of €80.4 million to Gripdan Invest, a wholly owned subsidiary of Scranton Enterprises, B.V., one of our major shareholders.  These properties related primarily to non-core assets such as offices, warehouses and a factory.  Two of the premises were sold together with their related mortgage loans for a total of €53.5 million.  As a result of the sale, we recognized a net loss of €7.4 million, which included €2.0 million in brokerage fees paid to Scranton Enterprises, B.V.  The prices paid for the properties were established based on appraisals made by independent appraisers.

Simultaneous with the sale, we entered into operating lease agreements with Gripdan Invest with respect to the aforementioned properties.  The key terms of the operating lease agreements are:

•                                          an initial term of five years;

•                                          initial rent established at market prices, to be reviewed annually, based on the percentage variation in the Spanish Consumer Price Index;

•                                          automatic extensions for five-year periods that can be terminated by either party with six months’ advance notice; and

•                                          upon us vacating the premises, reimbursement from the lessor for the remaining value of any leasehold improvements.

In addition, we entered into a purchase option for the shares of Gripdan Invest, which we exercised in February 2015. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events.”

The lease expenses incurred for these contracts amounted to €8.2 million, €8.2 million and €8.0 million in 2014, 2013 and 2012, respectively.

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

We also entered into a purchase option for the shares of Scranton Investments, B.V., which cost $4 million and we exercised in January 2015. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events.”

The lease expenses incurred for these contracts amounted to €15.8 million, €15.8 million and €16.0 million in 2014, 2013 and 2012, respectively, which related to the minimum contractual payments.

See Notes 9(c), 9(f) and 32 to our audited consolidated financial statements included in this annual report on Form 20-F for further details of our sale-leaseback transactions with related parties.

Charitable Contributions

In 2014, we contributed to three charitable foundations, the Mr. Víctor Grifols i Lucas Foundation, the Probitas Private Foundation and the Jose Antonio Grifols Lucas Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics.  It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas.  The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives.  Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Víctor Grifols Roura, our Chairman of the Board and Chief Executive Officer, and Mr. Raimon Grifols Roura, the Secretary non-member of the Board.  We contributed €0.3 million, €0.5 million and €0.2 million to the Víctor Grifols i Lucas Foundation in 2014, 2013 and 2012, respectively.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes.  The Probitas Private Foundation was founded by us in 2008.  Messrs. Raimon Grifols Roura, a Secretary non-member of our Board, and Tomás Dagá Gelabert, one of our directors, are patrons of the Probitas Private Foundation.  We contributed €3.9 million, €3.3 million and €2.9 million to the Probitas Private Foundation in 2014, 2013 and 2012, respectively.  We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

The Jose Antonio Grifols Lucas Foundation provides grants for education and research into the science of plasmapheresis.  Additionally, the foundation assists plasma donors who may be unable to care for themselves.  We contributed €0.3 million and €0.2 million to the Jose Antonio Grifols Lucas Foundation in 2012 and 2013, respectively, to support, among other purposes, a major study on the effect of plasmapheresis on the cholesterol levels of plasma donors. We did not contribute to the Jose Antonio Grifols Lucas Foundation in 2014.

Consultant Agreement

In 2011, subsequent to the Talecris acquisition, one of our directors entered into a consulting services contract for a term of three years, pursuant to which he receives compensation in the amount of $1.0 million per year with an additional $2.0 million payable upon the fulfillment of certain conditions.  In 2014, we extended this contract for a term of one year. In each of 2014, 2013 and 2012, we paid such director $1.0 million pursuant to this agreement.

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

Legal Proceedings

We are involved in various legal proceedings in the ordinary course of our business.  In the event of adverse outcomes of these proceedings, we believe that resulting liabilities will either be covered by insurance or not have a material adverse effect on our financial condition or results of operations.  See Note 29(e) to our audited consolidated financial statements included in this annual report on Form 20-F for additional information regarding the legal proceedings in which we are involved.

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

Hemophilia Associations

In 2007, we were notified of a product liability claim for maximum damages of €12,960,000 filed by a group of 100 Catalan hemophiliacs against all plasma fractionation companies.  During 2008, this claim was rejected.  The ruling was appealed, but the claim was rejected by the Appeals Court of Barcelona in January 2011.  The claimant filed another appeal before the Catalan High Court in, and that appeal was rejected in January 2012.  The claimant has filed an appeal before the Supreme Court of Spain, which was rejected in May 2014.

Plasma Centers of America, LLC

Talecris had a three-year Amended and Restated Plasma Sale/Purchase Agreement with PCA, under which Talecris was required to purchase annual minimum quantities of plasma from plasma collection centers approved by Talecris, including the prepayment of 90% for unlicensed plasma.  During 2008, Talecris notified PCA that it was in breach of the PCA Agreement, terminated the PCA Agreement and filed suit in federal court in Raleigh, North Carolina against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. Talecris was served in January 2009 in a parallel state action by PCA, alleging breach of contract by Talecris Plasma Resources.  The federal case was stayed.  In December 2010, a jury in the state court case rendered a verdict in the amount of $37 million in favor of PCA against Talecris Plasma Resources in the breach of contract claim.

At December 31, 2011, the current provision for the PCA judgment on our consolidated balance sheet amounted to $46.6 million.  During the third quarter of 2012, this litigation was finalized, and we paid a total amount of $45 million (€36.8 million) related to PCA litigation. As a result of the reversal of the provision made prior to payment, we recognized income of $3.2 million included under selling, general and administration expenses for 2012.

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

In 2013, there was a criminal lawsuit initiated in Naples, Italy against five of our employees, including the former general director.  In 2014, Italian courts withdrew all claims, except for minor charges against two non-management employees. We and our legal advisors continue to investigate this matter internally and plan to present our findings to the DOJ in 2015.

Antitrust Approval of Talecris-Grifols Merger

On July 20, 2011, the FTC issued the Consent Order to settle its May 31, 2011 charges that our acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers.  Pursuant to the Consent Order, we divested to Kedrion, on June 2, 2011, certain assets, including the Melville facility and United States marketing rights to Koate® DVI antihemophilic factor, and an agreed quantity of plasma and subsequently transferred to Kedrion two plasma collection centers located in Mobile, Alabama, and Winston Salem, North Carolina.  Further, pursuant to the Consent Order, we and Kedrion entered into a contract manufacturing agreement under which we are supplying to Kedrion, for a period of seven years ending in 2018, Koate® DVI and private label IVIG and albumin, for sale by Kedrion in the United States, and we extended to Kedrion a five year option ending in 2016 for Kedrion to purchase a non-exclusive license to Koate® DVI-related intellectual property for use in the United States.  In accordance with the Consent Order, we leased the Melville facility from Kedrion until July 1, 2013.

Effective July 1, 2013 Grifols and Kedrion agreed to an early termination of the lease agreement and completed the transfer of operations at the Melville facility to Kedrion.  The parties further entered into a 3 year fractionation agreement whereby Kedrion would continue to fractionate limited amounts of plasma for further manufacture by Grifols.

The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years.  We filed our first compliance report, pursuant to paragraph IX.B of the Consent Order, on July 20, 2012.  Grifols filed its second compliance report in July 2013.  There has been no further action by the FTC.  Our next compliance report is due in July 2015.

Dividend Policy

Class A Shares

Our dividend policy is to pay out approximately 40% of our net consolidated profits.  However, the New Credit Facilities contain limitations on our ability to pay cash dividends depending on our debt levels.  We may only pay cash dividends if our Leverage Ratio (as defined in the New Credit Facilities) is less than 3.50:1.00.  As of the date of this Annual Report on Form 20-F, 2014, this restriction does not currently apply.  For a further discussion of the terms of the New Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit—New Credit Facilities.”

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law.  The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries.  This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €43.5 million at December 31, 2014.

At the general meeting held on May 30, 2014, our shareholders approved a dividend of €0.20 for each Class A share, for an aggregate dividend of €42.6 million, which was paid to the Class A shareholders on June 5, 2014. Additionally, on October 20, 2014, our Board approved an interim dividend of €0.25 for each Class A share, for an aggregate interim dividend of €53.3 million, which was paid to the Class A shareholders on December 4, 2014.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that profits for the year ended December 31, 2014 in the amount of €17.1 million be transferred to reserves.

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

At the general meeting held on May 30, 2014, our shareholders approved a dividend of €0.20 for each Class B share, for an aggregate dividend of €26.1 million, and a preferred dividend of €0.01 for each Class B share, for an aggregate preferred dividend of €1.3 million, which were paid to the Class B shareholders on June 5, 2014. Additionally, on October 20, 2014, our Board approved an interim dividend of €0.25 for each Class B share, for an aggregate interim dividend of €32.7 million, which was paid to the Class B shareholders on December 4, 2014.

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

	Class A Shares
	High (€)	Low (€)
Fiscal Year 2010
Annual	12.45	8.11
Fiscal Year 2011
Annual	15.80	9.85
Fiscal Year 2012
Annual	27.72	12.73
Fiscal Year 2013
First Quarter	29.44	23.51
Second Quarter	32.04	25.06
Third Quarter	33.28	28.32
Fourth Quarter	35.15	28.25
Fiscal Year 2014
First Quarter	42.10	34.07
Second Quarter	42.53	35.76
Third Quarter	40.40	31.40
Fourth Quarter	36.51	27.91
Recent Months
September 2014	35.98	31.77
October 2014	32.88	27.91
November 2014	36.51	32.05
December 2014	36.23	30.15
January 2015	37.80	31.72
February 2015	38.45	33.80
March 2015 (through March 30)	41.35	35.12

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

	Class B Shares
	High (€)	Low (€)
Fiscal Year 2011
Annual (from June 2)	11.70	7.40
Fiscal Year 2012
Annual	20.40	8.30
Fiscal Year 2013
First Quarter	23.99	18.05
Second Quarter	24.50	19.00
Third Quarter	25.69	21.57
Fourth Quarter	26.40	21.03
Fiscal Year 2014
First Quarter	31.40	25.60
Second Quarter	34.60	26.71
Third Quarter	32.82	26.16
Fourth Quarter	30.00	22.61
Recent Months
September 2014	30.86	27.12
October 2014	28.50	22.61
November 2014	30.00	27.60
December 2014	29.90	24.60
January 2015	31.50	26.65
February 2015	31.65	28.72
March 2015 (through March 30)	32.15	28.30

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

The following table sets forth the high and low market prices, in U.S. dollars, for the Class B ADSs for the periods indicated, as reported by NASDAQ:

	Class B Shares
	High ($)	Low ($)
Fiscal Year 2011
Annual (from June 2)	8.16	4.77
Fiscal Year 2012
Annual (through July 22)*	10.61	5.32
Annual (from July 23)	27.78	18.51
Fiscal Year 2013
First Quarter	31.03	24.09
Second Quarter	31.63	25.13
Third Quarter	33.12	28.75
Fourth Quarter	36.45	28.57
Fiscal Year 2014
First Quarter	43.45	34.63
Second Quarter	46.66	35.76
Third Quarter	44.64	34.55
Fourth Quarter	37.60	29.24
Recent Months
September 2014	40.48	34.91
October 2014	35.75	29.24
November 2014	37.60	34.34
December 2014	37.31	31.54
January 2015	35.59	31.46
February 2015	36.00	32.67
March 2015 (through March 30)	34.84	30.97

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

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia.  The majority of the transactions conducted on them are done through the Spanish Automated Quotation System.  During 2014, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Law 31/2014 amended the Spanish Companies Act to improve the corporate governance practices, increase management efficiency and increase the transparency of companies listed on a Spanish Stock Exchange.

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

At the ordinary general shareholder meeting held on May 30, 2014, the shareholders renewed the delegation of authority to the Board to effect a two-to-one split of the Class A and Class B shares, within one year following the date of the meeting, by reducing the nominal value and increasing the number of such shares, without changing the total nominal value of the share capital.  The shareholders also renewed the delegation of authority to apply for the listing of the Class A shares on NASDAQ, via Class A ADSs, within three years following the date of the meeting.

The full text of the amendments to the Articles of Association detailed above is available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the heading “Investor Relations — Corporate Governance.”

At our 2015 shareholders’ meeting, we intend to propose further amendments to our Articles of Association and Board Regulations to comply with Law 31/2014, and we expect our shareholders to approve such amendments.

General

As of December 31, 2014, our share capital was €119,603,705 and comprised:

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

Extraordinary meetings may be called by the Board whenever it deems it appropriate or at the request of one or more shareholders representing at least 5% of our share capital.  Per Spanish Law and the Articles of Association, we are required to publish a “calling of the meeting,” which sets forth the matters to be voted on at each general shareholders’ meeting, at least one month prior to the date set for the meeting in at least:  (i) the Official Gazette of the Commercial Registry (Boletin Oficial de Registro Mercantil) or one of the local newspapers of wide circulation in the province where we are domiciled (currently Barcelona, Spain); (ii) CNMV’s website; and (iii) our website.

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

New Interim Loan Facility

For a summary of the material terms of the New Interim Loan Facility, see Item 4 of this Part I, “Information on the Company — A. History of and Development of the Company — Important Events — The Novartis Acquisition and Related Financing — Refinancing.”

Bridge Loan Facility

For a summary of the material terms of the Bridge Loan Facility, see Item 4 of this Part I, “Information on the Company — A. History of and Development of the Company — Important Events — The Novartis Acquisition and Related Financing — The Novartis Acquisition.”

Novartis Agreement

For a summary of the material terms of the Novartis Agreement, see Item 4 of this Part I, “Information on the Company — A. History of and Development of the Company — Important Events — The Novartis Acquisition and Related Financing.”

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

Taxation of Dividends

Under Spanish law, including Royal Legislative Decree 5/2004, of March 5, 2004, as amended by Law 26/2014 (which is effective from January 1, 2015), on the Non-Resident Income Tax Law , dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax of 20%, effective January 1, 2015 (which is scheduled to decrease to 19%, effective January 1, 2016).

We will levy an initial withholding tax on the gross amount of dividends at a 20% tax rate (which we expect to decrease to 19%, effective January 1, 2016), following the procedures set forth by the Spanish Ministerial Order, or Order, of April 13, 2000.  However, under the Treaty and subject to the fulfillment of certain requirements, individuals and entities may be entitled to a reduced rate of 15%.

To benefit from the Treaty’s reduced rate of 15%, an individual or entity must provide the depositary with a certificate from the U.S. Internal Revenue Service, or IRS, stating that, to the knowledge of the IRS, it is a resident of the United States within the meaning of the Treaty.  The IRS certificate may be obtained by filing an IRS Form 8802 and is valid for a period of one year.

According to the Order of April 13, 2000, to get a direct application of the Treaty’s reduced rate of 15%, the certificate referred to above must be provided to the depositary before the tenth day following the end of the month in which the dividends were distributable by us.  If an individual or entity fails to timely provide the depositary with the required documentation, it may obtain a refund of the 5% (effective January 1, 2015) in excess withholding that would result from the Spanish tax authorities in accordance with the procedures below.

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

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain.  For U.S. residents, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes.  Effective January 1, 2015, Spanish Non-Resident Income Tax is levied at a 20% rate (which is scheduled to decrease to 19%, effective January 1, 2016) on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary securities market by any holder who is a resident of a country that has entered into a treaty for the avoidance of double taxation with Spain containing a clause of “exchange of information” (as defined in Law 36/2006, of November 30, 2006, related to measures to prevent tax fraud) will be exempt from taxation in Spain.  In addition, under the Treaty, capital gains realized by an individual or entity upon the disposition of ADSs or shares will not be taxed in Spain provided that the individual or entity has not held, directly or indirectly, 25% or more of our stock during the twelve months preceding the disposition of the stock.  An individual or entity is required to establish that it is entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish 210 tax form, between January 1st and January 20th of the calendar year following the year in which the transfer of shares took place.

Spanish Wealth Tax

On September 16, 2011, Royal Decree 13/2011 approved the reintroduction of the Spanish wealth tax (originally introduced under Law 19/1991) for 2011 and 2012.  The Spanish wealth tax has been extended to apply through 2015 (in 2013 pursuant to Law 16/2012, of December 27, 2012, adopting various tax measures aimed at strengthening public finances and economic activity, in 2014 pursuant to Law 22/2013, of December 23, 2013 on the General State Budget for 2014 and in 2015 pursuant to Law 36/2014, of

December 26, 2014, on the General State Budget for 2015).  As a result, individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax, which imposes a tax on property located in Spain on the last day of any year.  The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes.  If the tax authorities take this view, individuals subject to the Spanish wealth tax will be taxed at marginal rates of 0.2% to 2.5% (as published by the Spanish Ministry of Economy and Public Administrations) of the average market value of their shares or ADSs during the last quarter of the relevant year, subject to a tax-free allowance of €700,000.

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

Effective January 1, 2015, gifts granted to corporations not resident in Spain are subject to Spanish Non-Resident Income Tax of 20% (which is scheduled to decrease to 19%, effective January 1, 2016) of the fair market value of the shares as a capital gain.  If the donee is a United States corporation, the exclusions available under the Treaty described above in “— Taxation of Capital Gains” will be applicable.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2014, equity would have increased by €265.2 million (€204.2 million at December 31, 2013) and profit would have increased by €19.1 million (decreased by €20.3 million at December 31, 2013).  This analysis assumes that all other variables are held constant, especially that interest rates remain constant.  A 10% weakening of the U.S. dollar against the euro at December 31, 2014 and 2013 would have had the opposite effect for the amounts shown above, all other variables being held constant.

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

A significant part of the financing obtained during 2014 accrues interest at fixed rates.  This fixed interest debt amounts to $1.1 billion as of December 31, 2014, which represents approximately 19% of our total U.S. dollar denominated debt.

With respect to the remaining senior U.S. dollar denominated debt, which totaled $3.9 billion at December 31, 2014 and is at variable rates, we have contracted a variable to fixed interest rate swap.  At December 31, 2014, the nominal part of this hedging instrument amounted to $1.0 billion.  This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal.  The purpose of the swaps is to convert borrowings at variable interest rates into fixed interest rate debt.  Through these swaps, we undertake to exchange the difference between fixed interest and variable interest with other parties periodically.  The notional amount of the swap hedged 26% of our variable interest rate senior U.S. dollar denominated debt at December 31, 2014 (57% at December 31, 2013).

Our senior euro denominated debt totaled €398.0 million at December 31, 2014, and represented approximately 9% of our total debt (14% at December 31, 2013).  All of such debt is at variable rates. We manage cash flow interest rate risks through euro denominated variable to fixed interest rate swaps.  The nominal part of this hedging instrument amounted to €100.0 million, representing hedging of 25%, of our variable interest rate senior euro denominated debt at December 31, 2014 (27% at December 31, 2013).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates is accounted for on a monthly basis.  These derivative financial instruments comply with hedge accounting requirements for financial hedging instruments.

If the interest rate at December 31, 2014 had been 100 basis points higher, our interest expense would have increased by €31 million (€9.7 million at December 31, 2013), the finance expense due to changes in the value of derivatives would have been €9 million lower (€10.4 million at December 31, 2013) and equity would have increased by €7.2 million (€18.8 million at December 31, 2013) as a result of changes in derivatives to which hedge accounting is applied.

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols, S.A. certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees.  It has covered all such expenses incurred by us during 2014 for an amount of $1.03 million.  The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

As part of its service to us, Deutsche Bank Trust Company Americas has also agreed to waive the cost of providing administrative and reporting services, including the cost of accessing its intelligence database for our ADR programs, which totaled $160,000 for 2014.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014.  In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).  Based on their assessment under these criteria, our management believes that, at December 31, 2014 our internal control over financial reporting is effective.

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

Item 16.B.                                      CODE OF ETHICS

We have adopted the Code of Conduct for Grifols’ Employees, which applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer and principal accounting officer.  This Code is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F.

If the Code of Conduct for Grifols’ Employees is amended, or if a waiver is granted, we will disclose such amendment or waiver.

Item 16.C.                                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2014 and 2013, and breaks down these amounts by category of service:

	2014	2013
	(in thousands of euros)
Audit fees	4,244	3,338
Audit-related fees(1)	301	48
Tax fees	26	23
All other fees(2)	35	297
	4,606	3,706

(1)                                 Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors.

(2)                                 All other fees primarily relate to due diligence of businesses acquired and training.

The table below sets forth the total fees paid to other auditors for services performed in the years 2014 and 2013, and breaks down these amounts by category of service:

	2014	2013
	(in thousands of euros)
Audit fees	32	32
Audit-related fees	15	13
Tax fees	—	45
All other fees	1	51
	48	141

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

Item 16.D.                                      EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E.                                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table includes information about our share purchases during 2014:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
October 1, 2014 through October 31, 2014(1)	5,000 Class B Shares	€23.51	0	N/A

(1)                                 On October 15, 2014, we made open market purchases of 5,000 of our Class B shares for a total purchase price of €117,500, or €23.51 per share.

As of December 31, 2014, we hold 5,000 Class B shares and no Class B ADSs in treasury.

Item 16.F.                                       CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G.                                     CORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3).  We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3).  Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2014) and those followed by NASDAQ-listed U.S. domestic issuers.

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

(iii)                               required by law to publish an Annual Report on Remuneration of the members of the Board; and

(iv)                              required by law to comply with the regulations with respect to audit committees and appointment and remuneration committees set forth in the Spanish Companies Act, as amended.

Board Practices

Independence of Directors

Pursuant to NASDAQ Listing Rules, a majority of the directors of a listed U.S. company are required to be “independent,” as such term is defined by NASDAQ Listing Rules.  As a foreign private issuer, we are exempt from such requirement, and Spanish law does not contain any such requirements.

Spanish law establishes the category of directors and the indispensable requirements to determine their independence.  The Board Regulations, consistent with Spanish law, recognize two main categories of directors:  (i) executive directors; and (ii) external directors, who can be divided into (a) proprietary directors, (b) independent directors and (c) other directors who cannot be considered proprietary or independent.

The definition of “independent director,” as set forth by Spanish law, provides that the persons listed below may not be nominated or designated as independent directors.

(i)                                     Employees or executive directors of any Group companies, unless three or five years have elapsed, respectively, since the termination of the relationship.

(ii)                                  Persons that have received some payment from us or from the Group in addition to their directors’ remuneration, unless the amount involved is not significant to the director.  Dividends or pension supplements received by a director for prior employment or professional services are excluded, provided that such payments are non-contingent (i.e., the paying company has no discretionary power to suspend, modify or revoke the payment).

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

(x)                                 Persons that have been directors for 12 consecutive years.

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

Independence of the Audit Committee.  All of the members of our Audit Committee meet the independence criteria set out in NASDAQ Listing Rules.  Subsequent to the entry into force of Law 31/2014, Spanish law requires that (a) the Audit Committee be composed of external directors (at least two of them being independent and one of them being appointed due to his knowledge and experience in accounting or auditing matters) and (b) the chairman of the Audit Committee is an independent director.  For a further discussion regarding the composition of our Audit Committee, see Item 6 of Part I, “Directors, Senior Management and Employees — C. Board Practices — Committees of the Board — Audit Committee.”

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

Spanish law requires that all Spanish listed companies have an appointments and remuneration committee comprised of external directors, at least two of whom must be independent, and that the chairman of the appointments and remuneration committee be an independent director.

Our Appointments and Remuneration Committee is comprised of a majority of external directors and is chaired by an independent director.  However, Mr. Víctor Grifols Roura, our Chief Executive Officer, is also a member of this committee.  For a detailed discussion of our Appointments and Remuneration Committee, see Item 6 of Part I, “Directors, Senior Management and Employees — C. Board Practices — Committees of the Board — Appointments and Remuneration Committee.”

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

Item 19.                                                  EXHIBITS

Exhibit Number	Description
1.1	Articles of Association (Estatutos) of Grifols, S.A. (incorporated herein by reference to Exhibit 1.1 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 5, 2013)

1.2

Articles of Association (Estatutos) of Grifols, S.A. (English translation) (incorporated herein by reference to Exhibit 1.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 5, 2013)

2.1

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by referenced to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636 filed July 12, 2012))

2.2

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed March 9, 2011)

2.3

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed May 18, 2009)

2.4

Senior Notes Indenture, dated as of March 12, 2014, relating to the 5.25% Senior Notes due 2022, among Grifols Worldwide Operations Limited, the guarantors signatory thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

2.5	Form of 5.25% Senior Note (included as Exhibit A to Exhibit 4.1)

2.6

Registration Rights Agreement, dated March 12, 2014, by and among Grifols Worldwide Operations Limited and Nomura Securities International, Inc., as representative of the several initial purchasers (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.1

Share and Asset Purchase Agreement, dated November 10, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. (f/k/a G-C Diagnostics Corp.) and Grifols, S.A. (incorporated herein by reference to Exhibit 4.1 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)†

4.2

Amendment No. 1 to Share and Asset Purchase Agreement, dated December 27, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. and Grifols, S.A. (incorporated herein by reference to Exhibit 4.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.3

Amendment No. 2 to Share and Asset Purchase Agreement, dated January 9, 2014, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. and Grifols, S.A. (incorporated herein

Exhibit Number	Description
by reference to Exhibit 4.3 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)†

4.4

Credit and Guaranty Agreement, dated as of February 27, 2014, among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A, certain subsidiaries of Grifols, S.A., the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative and collateral agent (incorporated herein by reference to Exhibit 4.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.5

U.S. Pledge and Security Agreement, dated February 27, 2014, among Grifols Worldwide Operations Limited, each of the subsidiaries of Grifols, S.A. as grantors, and Deutsche Bank AG New York Branch, as collateral agent for the secured parties (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.6

Amendment to Credit Agreement and Amendment to Security Agreement, dated as of March 17, 2014, among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A, certain subsidiaries of Grifols, S.A., the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative and collateral agent (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.7

Pledge Agreement, dated as of February 27, 2014, between Grifols, S.A. and Deutsche Bank AG New York Branch, as collateral agent (incorporated herein by reference to Exhibit 4.7 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.8

Patent Security Agreement, dated as of February 27, 2014, among the grantors party thereto and Deutsche Bank AG New York Branch, as collateral agent for the secured parties (incorporated herein by reference to Exhibit 4.8 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.9

Trademark Security Agreement, dated as of February 27, 2014, among the grantors party thereto and Deutsche Bank AG New York Branch, as collateral agent for the secured parties (incorporated herein by reference to Exhibit 4.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.10

Credit and Guaranty Agreement, dated as of January 3, 2014, among Grifols, S.A., certain subsidiaries of Grifols, S.A. and Nomura Corporate Funding Americas, LLC, as administrative agent (incorporated herein by reference to Exhibit 4.10 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.11

Credit and Guaranty Agreement, dated as of February 27, 2014, by and among Grifols Worldwide Operations Limited, Grifols, S.A., certain subsidiaries of Grifols S.A. and Deutsche Bank AG Cayman Islands Branch, as administrative agent (incorporated herein by reference to Exhibit 4.11 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-1 of this annual report on Form 20-F)

12.1*	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

† Portions of the exhibit have been omitted pursuant to an order granting confidential treatment dated June 30, 2014 by the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRIFOLS, S.A.

By:	/s/ Víctor Grifols Roura
	Name:	Víctor Grifols Roura
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date:  April 1, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
   Grifols, S.A.

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries as of 31 December 2014 and 2013, and the related consolidated statements of profit or loss, comprehensive income, changes in consolidated equity and cash flows for each of the years in the three-year period ended 31 December 2014. We also have audited Grifols, S.A.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grifols, S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Grifols, S.A.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grifols, S.A. and subsidiaries as of 31 December 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Grifols, S.A. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores, S.L.

Barcelona, Spain

1 April 2015

GRIFOLS, S.A.  AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2014 and 2013

Assets	31/12/14	31/12/13
	(Expressed in thousands of Euros)

Goodwill (note 7)	3,174,732	1,829,141
Other intangible assets (note 8)	1,068,361	946,435
Property, plant and equipment (note 9)	1,147,782	840,238
Investments in equity-accounted investees (note 10)	54,296	35,765
Non-current financial assets (note 11)	9,011	15,196
Deferred tax assets (note 27)	82,445	34,601
Total non-current assets	5,536,627	3,701,376

Inventories (note 12)	1,194,057	946,913
Trade and other receivables
Trade receivables	500,752	385,537
Other receivables	35,403	36,511
Current income tax assets	79,593	43,533
Trade and other receivables (note 13)	615,748	465,581
Other current financial assets (note 11)	502	1,200
Other current assets	23,669	17,189
Cash and cash equivalents (note 14)	1,079,146	708,777
Total current assets	2,913,122	2,139,660

Total assets	8,449,749	5,841,036

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2014 and 2013

Equity and liabilities	31/12/14	31/12/13
	(Expressed in thousands of Euros)

Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	1,088,337	883,415
Treasury stock	(69,252)	—
Interim dividend	(85,944)	(68,755)
Profit for the year attributable to the Parent	470,253	345,551
Total equity	2,433,726	2,190,543
Cash flow hedges	(15,811)	(25,791)
Other comprehensive Income	(406)	—
Translation differences	240,614	(63,490)
Other comprehensive expenses	224,397	(89,281)
Equity attributable to the Parent (note 15)	2,658,123	2,101,262
Non-controlling interests (note 17)	4,765	5,942
Total equity	2,662,888	2,107,204

Liabilities

Grants (note 18)	6,781	7,034
Provisions (note 19)	6,953	4,202
Non-current financial liabilities (note 20)	4,154,630	2,553,211
Deferred tax liabilities (note 27)	538,786	454,089
Total non-current liabilities	4,707,150	3,018,536

Provisions (note 19)	115,985	51,459
Current financial liabilities (note 20)	194,726	258,144
Debts with associates (note 31)	3,059	2,683
Trade and other payables
Suppliers	439,631	273,621
Other payables	90,965	42,388
Current income tax liabilities	87,462	2,934
Total trade and other payables (note 21)	618,058	318,943
Other current liabilities (note 22)	147,883	84,067
Total current liabilities	1,079,711	715,296
Total liabilities	5,786,861	3,733,832

Total equity and liabilities	8,449,749	5,841,036

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statement of Profit or Loss

for the years ended 31 December 2014, 2013 and 2012

	31/12/14	31/12/13	31/12/12
	(Expressed in thousands of Euros)
Continuing Operations
Net revenue (notes 6 and 23)	3,355,384	2,741,732	2,620,944
Cost of sales	(1,656,170)	(1,323,880)	(1,291,345)
Gross Profit	1,699,214	1,417,852	1,329,599
Research and Development	(180,753)	(123,271)	(124,443)
Selling, General and Administration expenses	(660,772)	(558,461)	(545,072)
Operating Expenses	(841,525)	(681,732)	(669,515)
Operating Result	857,689	736,120	660,084
Finance income	3,069	4,869	1,677
Finance costs	(225,035)	(239,991)	(284,117)
Change in fair value of financial instruments	(20,984)	(1,786)	13,013
Impairment and gains /(losses) on disposal of financial instruments	(5)	792	2,107
Exchange differences	(18,472)	(1,303)	(3,409)
Finance result (note 26)	(261,427)	(237,419)	(270,729)
Share of losses of equity accounted investees (note 10)	(6,582)	(1,165)	(1,407)
Profit before income tax from continuing operations	589,680	497,536	387,948
Income tax expense (note 27)	(122,597)	(155,482)	(132,571)
Profit after income tax from continuing operations	467,083	342,054	255,377
Consolidated profit for the year	467,083	342,054	255,377
Profit attributable to the Parent	470,253	345,551	256,686
Loss attributable to non-controlling interest (note 17)	(3,170)	(3,497)	(1,309)
Basic earnings per share (Euros) (see note 16)	1.37	1.01	0.75
Diluted earnings per share (Euros) (see note 16)	1.37	1.01	0.75

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2014, 2013 and 2012

	31/12/14	31/12/13	31/12/12
	(Expressed in thousands of Euros)
Consolidated profit for the year	467,083	342,054	255,377
Other comprehensive expenses
Items for reclassification to profit or loss

Translation differences	303,077	(91,610)	(31,016)
Equity accounted investees (note 10)	1,287	(359)	—
Cash flow hedges - effective part of changes in fair value	34,556	22,943	(25,140)
Cash flow hedges - amounts taken to profit and loss	(20,711)	(11,471)	6,300
Other comprehensive income	(406)	—	—
Tax effect	(3,865)	(4,227)	6,988
Other comprehensive income for the year, after tax	313,938	(84,724)	(42,868)

Total comprehensive income for the year	781,021	257,330	212,509

Total comprehensive income attributable to the Parent	783,931	261,509	213,831

Total comprehensive expense attributable to the non-controlling interests	(2,910)	(4,179)	(1,322)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2014, 2013  and 2012

	31/12/14	31/12/13	31/12/12
	(Expressed in thousands of Euros)
Cash flows from operating activities

Profit before tax	589,680	497,536	387,948
Adjustments for:	501,233	347,853	400,950
Amortisation and depreciation (note 25)	189,472	128,469	129,126
Other adjustments:	311,761	219,384	271,824
(Profit) / losses on equity accounted investments (note 10)	6,582	1,165	1,407
Exchange gains	0	1,303	3,409
Impairment of assets and net provision charges	(21,388)	4,611	8,104
(Profit) / losses on disposal of fixed assets	8,711	4,689	12,542
Government grants taken to income	(704)	(1,130)	(930)
Finance cost / (income)	233,954	228,308	258,060
Other adjustments	84,606	(19,562)	(10,768)
Change in operating assets and liabilities	95,281	40,332	(43,617)
Change in inventories	(97,023)	17,277	14,509
Change in trade and other receivables	26,900	(35,694)	44,258
Change in current financial assets and other current assets	(2,506)	(2,612)	(5,645)
Change in current trade and other payables	167,910	61,361	(96,739)
Other cash flows used in operating activities	(207,266)	(293,710)	(238,163)
Interest paid	(175,524)	(157,880)	(180,539)
Interest recovered	3,401	5,423	2,923
Income tax (paid) / received	(35,143)	(141,253)	(60,547)
Net cash from operating activities	978,928	592,011	507,118
Cash flows from investing activities

Payments for investments	(1,535,527)	(252,827)	(177,195)
Group companies and business units (notes 3 and 2 (c))	(1,234,952)	(69,172)	(11,067)
Property, plant and equipment and intangible assets	(287,039)	(172,849)	(166,128)
Property, plant and equipment	(235,894)	(138,460)	(146,028)
Intangible assets	(51,145)	(34,389)	(20,100)
Other financial assets	(13,536)	(10,806)	—
Proceeds from the sale of investments	14,423	16,793	112,760
Property, plant and equipment	14,423	16,793	79,896
Associates	—	—	1,883
Other financial assets	—	—	30,981
Net cash used in investing activities	(1,521,104)	(236,034)	(64,435)
Cash flows from financing activities

Proceeds from and payments for equity instruments	(69,252)	35,221	(9)
Issue	—	20,461	—
Payments for treasury stock (note 15 (d))	(69,252)	(120,429)	(5,194)
Sales of treasury stock (note 15 (d))	—	135,189	5,185
Proceeds from and payments for financial liability instruments	1,226,339	(79,413)	(255,569)
Issue	5,197,142	53,507	25,727
Redemption and repayment	(3,970,803)	(132,920)	(281,296)
Dividends and interest on other equity instruments	(156,007)	(69,138)	—
Dividends paid	(156,007)	(70,062)	—
Dividends received	—	924	—
Other cash flows from / (used in) financing activities	(159,962)	8,184	(49,752)
Financing costs included on the amortised costs of the debt	(183,252)	0	(43,752)
Other amounts from / (used in) financing activities	23,290	8,184	(6,000)
Net cash from/(used in) financing activities	841,118	(105,146)	(305,330)
Effect of exchange rate fluctuations on cash	71,427	(15,381)	(4,612)
Net increase in cash and cash equivalents	370,369	235,450	132,741
Cash and cash equivalents at beginning of the year	708,777	473,327	340,586
Cash and cash equivalents at year end	1,079,146	708,777	473,327

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2014, 2013 and 2012

(Expressed in thousands of Euros)

	Attributable to shareholders of the Parent
										Equity
				Profit attributable			Accumulated other comprehensive income			attributable
	Share	Share		to	Interim	Treasury	Translation	Other comprehensive	Cash flow	to	Non-controlling
	capital	premium	Reserves	Parent	dividend	stock	differences	income	hedges	Parent	interests	Equity

Balances at 31 December 2011	117,882	890,355	568,274	50,307	—	(1,927)	58,800	—	(21,184)	1,662,507	2,487	1,664,994

Translation differences	—	—	—	—	—	—	(31,003)	—	—	(31,003)	(13)	(31,016)
Cash flow hedges	—	—	—	—	—	—	—	—	(11,852)	(11,852)	—	(11,852)

Other comprehensive income for the year	—	—	—	—	—	—	(31,003)	—	(11,852)	(42,855)	(13)	(42,868)

Profit/(loss) for the year	—	—	—	256,686	—	—	—	—	—	256,686	(1,309)	255,377

Total comprehensive income / (expense) for the year	—	—	—	256,686	—	—	(31,003)	—	(11,852)	213,831	(1,322)	212,509

Other changes	—	—	1,563	—	—	(1,133)	—	—	—	430	(59)	371
Acquisition of non-controlling interests (note 3 (b))	—	—	—	—	—	—	—	—	—	—	2,867	2,867

Distribution of 2011 profit
Reserves	—	—	50,307	(50,307)	—	—	—	—	—	—	—	—

Operations with shareholders or owners	—	—	51,870	(50,307)	—	(1,133)	—	—	—	430	2,808	3,238
Balance at 31 December 2012	117,882	890,355	620,144	256,686	—	(3,060)	27,797	—	(33,036)	1,876,768	3,973	1,880,741

Translation differences	—	—	—	—	—	—	(91,287)	—	—	(91,287)	(682)	(91,969)

Cash flow hedges	—	—	—	—	—	—	—	—	7,245	7,245	—	7,245

Other comprehensive expense for the year	—	—	—	—	—	—	(91,287)	—	7,245	(84,042)	(682)	(84,724)

Profit/(loss) for the year	—	—	—	345,551	—	—	—	—	—	345,551	(3,497)	342,054

Total comprehensive income / (expense) for the year	—	—	—	345,551	—	—	(91,287)	—	7,245	261,509	(4,179)	257,330

Net change in treasury stock (note 15 (d))	—	—	11,806	—	—	3,060	—	—	—	14,866	—	14,866
Capital increase January 2013 (note 15 (a))	1,633	—	(1,665)	—	—	—	—	—	—	(32)	—	(32)
Capital increase April 2013 (note 15 (a))	89	20,373	(375)	—	—	—	—	—	—	20,087	—	20,087
Acquisition of non-controlling interests (note 15 (c))	—	—	(2,800)	—	—	—	—	—	—	(2,800)	2,895	95
Acquisition of non-controlling interests in investees	—	—	—	—	—	—	—	—	—	—	1,712	1,712
Other changes	—	—	2	—	—	—	—	—	—	2	1,541	1,543
Interim dividend	—	—	924	—	(68,755)	—	—	—	—	(67,831)	—	(67,831)

Distribution of 2012 profit
Reserves	—	—	255,379	(255,379)	—	—	—	—	—	—	—	—
Dividends (Class B shares)	—	—	—	(1,307)	—	—	—	—	—	(1,307)	—	(1,307)

Operations with shareholders or owners	1,722	20,373	263,271	(256,686)	(68,755)	3,060	—	—	—	(37,015)	6,148	(30,867)
Balance at 31 December 2013	119,604	910,728	883,415	345,551	(68,755)	—	(63,490)	—	(25,791)	2,101,262	5,942	2,107,204

Translation differences	—	—	—	—	—	—	304,104	—	—	304,104	260	304,364

Cash flow hedges (note 15 (f))	—	—	—	—	—	—	—	—	9,980	9,980	—	9,980

Other comprehensive income	—	—	—	—	—	—	—	(406)	—	(406)	—	(406)

Other comprehensive income / (expense) for the year	—	—	—	—	—	—	304,104	(406)	9,980	313,678	260	313,938

Profit/(loss) for the year	—	—	—	470,253	—	—	—	—	—	470,253	(3,170)	467,083

Total comprehensive income / (expense) for the year	—	—	—	470,253	—	—	304,104	(406)	9,980	783,931	(2,910)	781,021

Net change in treasury stock (note 15 (d))	—	—	—	—	—	(69,252)	—	—	—	(69,252)	—	(69,252)
Acquisition of non-controlling interests (note 15 (c))	—	—	(1,706)	—	—	—	—	—	—	(1,706)	1,740	34
Other changes	—	—	(105)	—	—	—	—	—	—	(105)	(7)	(112)
Interim dividend	—	—	—	—	(85,944)	—	—	—	—	(85,944)	—	(85,944)
Distribution of 2013 profit												—
Reserves	—	—	275,488	(275,488)	—	—	—	—	—	—	—	—
Dividends	—	—	—	(70,063)	—	—	—	—	—	(70,063)	—	(70,063)
Interim dividend	—	—	(68,755)	—	68,755	—	—	—	—	—		—

Operations with shareholders or owners	—	—	204,922	(345,551)	(17,189)	(69,252)	—	—	—	(227,070)	1,733	(225,337)
Balance at 31 December 2014	119,604	910,728	1,088,337	470,253	(85,944)	(69,252)	240,614	(406)	(15,811)	2,658,123	4,765	2,662,888

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

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated financial statements.

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)         Basis of Presentation

The consolidated financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated financial statements for 2014, 2013 and 2012 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) that in the case of Grifols, S.A. and subsidiaries do not differ from IFRS as adopted by the European Union, to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2014 and 2013, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for each of the years in the three-year period then ended.

The Group adopted International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) for the first time on 1 January 2004 and has been preparing its financial statements under IFRS-EU as required by capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

In accordance with the provisions of Section 17 of the Irish Companies (Amendment) Act 1986, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2014 as referred to in Section 5(c) of that Act, for the purpose of enabling this subsidiary to claim exemption from the requirement to file their own financial statements in Ireland.

(a)              Relevant accounting estimates, assumptions and judgements used when applying accounting principles

The preparation of the consolidated financial statements in conformity with IFRS-IASB requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

accounting policies which have the most significant effect on the amounts recognised in the consolidated financial statements.

•                       The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see notes 4(k) and 30). The High Yield Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

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

•                       Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h). Although estimates are calculated by the Company’s management based on the best information available at 31 December 2014, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                       Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see notes 4(l), 15(f) and 30).

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

•                       Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 29.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                       Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities (see notes 5 and 30).

•                       Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognised to the extent that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amount and timing of future taxable profits. Capitalisation of deferred tax assets relating to investments in Group companies depends on whether they will reverse in the foreseeable future (see notes 4(t) and 27).

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

Grifols management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

(b)         Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2014, 2013 and 2012, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

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

Changes in subsidiaries

In 2014 Grifols incorporated the following companies:

•                 Grifols Worldwide Operations USA Inc. (USA)

•                 Grifols Japan K.K. (Japan)

•                 Grifols India Healthcare Private Ltd. (India)

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million) (see note 3(a)).

In 2013 Grifols incorporated the following companies:

•                 Grifols Diagnostic Solutions Inc (USA)

•                 Grifols Switzerland AG (Switzerland)

•                 Grifols Pharmaceutical Consulting (Shanghai) Co. Ltd (China)

•                 Grifols Worldwide Operations, Ltd (Ireland)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On 27 February 2013 the Group acquired  shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase) of the Spanish biotechnology group of companies headed by Progenika Biopharma, S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand (see note 3(b)).

During the second half of 2013 Talecris Biotherapeutics Overseas Services, Corp. was wound up. The assets and liabilities of these companies have been integrated into Grifols Therapeutics, Inc.

On 29 February 2012 and in relation to the strategic R&D priorities of the Group, Grifols acquired 51% of the capital of Araclon Biotech, S.L. for a total of Euros 8.3 million (see note 3 (c)). As explained in note 15 (c), in May 2013 and May 2014 Araclon Biotech, S.L. carried out both share capital increases of Euros 7 million and Euros 5 million, respectively. After these capital increases, Grifols interest rises to 66.15% in  2014.

During the first half of 2012, Grifols incorporated a new company, under the name Gri-Cei, S/A Produtos para transfusão with the Brazilian company CEI Comercio Exportação e Importação de Materiais Médicos, Ltda in which Grifols owns 60% of shares and has control of the company. Gri-Cei was established in order to manufacture bags for extraction, separation, conservation and transfusion of blood components in Brazil. During 2013 Grifols, S.A. carried out a share capital increase of Euros 2.3 million.

During the third quarter of 2012 all of the Australian companies were wound up, with the exception of Grifols Australia Pty Ltd. The assets and liabilities of these companies were integrated into Grifols Australia Pty. Ltd.

Changes in associates and joint control

On 19 September 2014 the Group subscribed to a share capital increase of  the company Kiro Robotics, S.L. (“Kiro Robotics”) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Robotics. The capital increase was paid by means of a monetary contribution (see note 10).

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

On 27 August 2013 the Group acquired a 35% interest in Aradigm Corporation for a total of US Dollars 26 million (Euros 20.6 million) and, therefore, the exclusive worldwide licensing agreement to develop and commercialise Pulmaquin and Lipoquin became effective (see note 10). All shares have the same voting and economic rights.

On 6 July 2012, the Group company Gri-Cel, S.A. acquired 40% of the capital of VCN Bioscience, S.L. for a total of Euros 1,500 thousand. This investment has been accounted for using the equity method. VCN Bioscience, S.L. is specialised in the research and development of new therapeutic approaches for tumours based on the use of oncologic viruses. Grifols has committed under certain conditions to finance VCN Bioscience, S.L.’s on-going projects for a minimum amount of Euros 5 million and this could result in Grifols increasing its share in the capital of VCN Bioscience, S.L. On 14 February 2014 the Group subscribed to a share capital increase for an amount of Euros 700 thousand.

(c)          Amendments to IFRS in 2014, 2013 and 2012

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated financial statements of the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Effective date in 2012

Mandatory application for annual
periods beginning on or after :
Standards		IASB effective date	EU effective date

Amendment to IFRS 7 Financial Instruments:
IFRS 7	Disclosures/Transfers of Financial Assets	1 July 2011	1 July 2011

Effective date in 2013

Mandatory application for annual
periods beginning on or after :
Standards		IASB effective date	EU effective date

IFRS 1 IAS 1	Amendments to IFRS 1: Government Loans Presentation of Components of Other Comprehensive Income	1 January 2013 1 July 2012	1 January 2013 1 July 2012

IAS 19	Employee Benefits	1 January 2013	1 January 2013

IAS 27	Separate Financial Statements	1 January 2013	1 January 2014 (*)

IAS 28 IFRS 7	Investments in Associates and Joint Ventures Amendments to IFRS 7: Offsetting Financial Assets and Financial Liabilities: Disclosure	1 January 2013 1 January 2013	1 January 2014 (*) 1 January 2013

IFRS 10	Consolidated Financial Statements	1 January 2013	1 January 2014 (*)

IFRS 11	Joint Arrangements	1 January 2013	1 January 2014 (*)

IFRS 12	Disclosures of Interests in Other Entities	1 January 2013	1 January 2014 (*)

IFRS 10 IFRS 11 IFRS 12	Consolidated financial statements, joint arrangements and disclosure of interests in other entities: Transition guidance (issued on 28 June 2012). Improvements to IFRSs 10, 11 and 12	1 January 2013	1 January 2014 (*)

IFRS 13	Fair Value Measurement	1 January 2013	1 January 2013

Various	Improvements to IFRSs (2009-2011) issued on 17 May 2012	1 January 2013	1 January 2013

(*) the Group has anticipated its application

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Effective date in 2014

Mandatory application for annual
periods beginning on or after :
Standards		IASB effective date	EU effective date

IAS 32	Amendments to IAS: Offsetting financial assets and financial liabilities	1 January 2014	1 January 2014

IAS 36	Recoverable amount disclosures for non-financial assets (amendments to IAS 36) (issued on 29 May 2013)	1 January 2014	1 January 2014

IAS 39	Novation of Derivatives and Continuation of hedge Accounting (Amendments to IAS 39))issued on 27 June 2013)	1 January 2014	1 January 2014

IFRIC 21	Interpretation 21 Levies (issued on 20 May 2013)	1 January 2014	17 June 2014 (*)

IFRS 10 IFRS 12 IAS 27	Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27) (issued on 31 October 2012)	1 January 2014	1 January 2014

(*) the Group has anticipated its application

The application of these standards and interpretations has had no material impact on these consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Standards issued but not effective in 2014

Mandatory application for annual
periods beginning on or after :
Standards		IASB effective date	EU effective date

IAS 19	Defined Benefit Plans: employee contributions (amendments to IAS 19)	1 July 2014	1 February 2015 (*)

Various	Annual improvements to IFRSs 2010-2012 cycle	1 July 2014	1 February 2015 (*)

Various	Annual improvements to IFRSs 2011-2013 cycle	1 July 2014	1 January 2015 (*)

IAS 16 IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 M ay 2014)	1 January 2016	pending

IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016	pending

IFRS 14	Regulatory Deferral Accounts (issued on 30 January 2014)	1 January 2016	pending

IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016	pending

IFRS 10 IAS 28	Sale or Contribution of Assets between an investor and its Associate or Joint Venture (issued on 11 September 2014)	1 January 2016	pending

Various	Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016	pending

IFRS 10 IFRS 12 IAS 28	Investment entities: applying the Consolidation Exception (issued on 18 December 2014)	1 January 2016	pending

IAS 1 IFRS 15	Disclosure Initiative (issued on 18 December 2014) Revenue from contracts with customers (issued on 28 May 2014)	1 January 2016 1 January 2017	pending pending

IFRS 9	Financial instruments (issued on 24 july 2014)	1 January 2018	pending

(*) early application is permitted

At the date of issue of these consolidated financial statements, the Group is analysing the impact of the application of the above standards or interpretations published by the International Accounting Standards Board (IASB) and estimates that they will not have a significant effect on the Group’s consolidated financial statements.

(3)         Business Combinations

2014

(a)         Novartis’ Diagnostic unit

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million).

This transaction has been structured through a newly-created 100% Grifols-owned subsidiary, Grifols Diagnostics Solutions (formerly G-C Diagnostics Corp.) (USA) and this transaction was initially financed through a US Dollars 1,500 million bridge loan.

Grifols will expand its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents. The assets

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

This strategic operation will strengthen Grifols’ Diagnostic division, particularly in the US, with a very strong and specialised commercial organisation. It will also diversify Grifols’ business by promoting an activity area that complements the Bioscience division. The diagnostic business being purchased from Novartis, focused on guaranteeing the safety of blood donations for transfusions or to be used in the production of plasma derivatives, complements and expands Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centres, with the most complete product portfolio in the immunohaematology field, including reagents using gel technology, multicard and the new genotyping technologies from Progenika acquired in 2013.

After taking on the employees of Novartis, Grifols’ workforce has increased by approximately 550 employees.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below.

	Thousands of Euros	Thousands of US Dollars

Cost of the business combination	1,214,527	1,652,728

Total business combination cost	1,214,527	1,652,728

Fair value of net assets acquired	226,123	307,707

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	988,404	1,345,021

Payment in cash	1,214,527	1,652,728

Cash and cash equivalents of the acquired company	(3,900)	(5,307)

Net cash outflow for the acquisition	1,210,627	1,647,421

Goodwill generated in the acquisition is attributed to the workforce and other expected benefits from the business combination of the assets and activities of the Group. Goodwill has been allocated to the “Diagnostic” segment and is tax deductible in the United States.

Royalties relate to several license agreements entered into with pharmaceutical companies to manufacture and sell the licensed products using certain NAT technology-based patents and are presented in the “Raw materials and Other” Segment. Revenues relating to royalties amount to Euros 76.5 million.

Expenses incurred in this transaction for the year ended  31 December 2014 amount to Euros 8.9 million (Euros 19 million for the fiscal year 2013).

Had the acquisition taken place at 1 January 2014, the Group’s revenue and consolidated profit would not have varied significantly. The revenue and operating profit between the acquisition date and 31 December 2014 amounts to Euros 561 million and Euros 117 million, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities acquired are as follows:

	Fair Value
	Thousands of Euros	Thousands of US Dollars

Intangible assets (note 8)	50,705	69,000
Property, plant and equipment (note 9)	78,841	107,286
Inventories	63,852	86,891
Trade and other receivables	113,978	155,102
Deferred tax assets (note 27)	34,899	47,491
Other assets	2,884	3,926
Cash and cash equivalents	3,900	5,307

Total assets	349,059	475,003

Current provisions (note 19)	66,138	90,000
Trade and other payables	30,652	41,711
Other current liabilities	26,146	35,585

Total liabilities and contingent liabilities	122,936	167,296

Total net assets acquired	226,123	307,707

Fair values were determined using the following methods:

•                 Intangible assets: the fair value of intangible assets has been calculated using the “royalty relief method” based on existing royalty agreements.

•                 Property, plant and equipment: the fair value of property, plant and equipment has been determined using the “cost approach”, whereby the value of an asset is measured at the cost of rebuilding or replacing that asset with other similar assets. Fair values have been obtained from an independent valuation.

•                 Contingent liabilities: the fair value of contingent liabilities has been determined under different scenarios using the forecast payments and a probability scenario.

2013

(b)         Progenika Biopharma

On 27 February 2013 the Group acquired  shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase mentioned below) of the Spanish biotechnology group of companies headed by Progenika Biopharma, S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand. The acquisition was paid through the following:

•                  50% of the purchase price was paid in exchange for 884,997 Class B non-voting Grifols shares, with a fair value of Euros 20.91 per share. The Group granted to the vendor shareholders the option to resell the Class B shares at the same price during the first five days following the acquisition date. Vendor shareholders representing 879,913 shares executed this option, and the cash paid amounted to Euros 18,399 thousand, being considered as cash for investment activities in the statement of cash flows.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                  The remaining 50% of the price was paid in cash (Euros 18,505 thousand).

The non-voting Grifols Class B shares were provided by a related party under a loan agreement signed on 12 February 2013 (see note 31). On 16 April 2013, the Company´s share capital increased by the nominal amount of Euros 88,499.70 through the issue and placing in circulation of 884,997 new Class B shares without voting rights. The share capital increase enabled Grifols to issue the number of shares needed to pay the price for the acquisition of Progenika in shares and thus return the Lender the non-voting shares that were lent pursuant to the provisions of the Loan Agreement (see note 15).

Additionally, the Group and the vendor shareholders granted each other call and put option rights over the shares representing 35% (32.9% after Ekarpen capital increase mentioned below) of the remaining share capital held by the aforementioned sellers, which may be exercised in three years. The purchase price of the shares subject to the put and call option amounted to Euros 21,701 thousand, increased at the rate of 5% per annum and was treated as a financial liability (see note 20 (e)). The conditions of the payment of these shares will be the same as the initial acquisition.

Grifols, Progenika and the investment vehicle EKARPEN SPE, S.A. (hereinafter “Ekarpen”), owned by the Basque Government, Kutxabank, Caja Laboral —Euskadiko Kutxa, Lagun Aro and the Provincial Governments of the Basque Country, agreed that Ekarpen would increase share capital by Euros 5,000 thousand, pursuant to which it  would receive new shares representing approximately 6.5% of Progenika’s share capital. These shares are subject to a call and put option which may be exercised at the end of a five-year period for a purchase price of Euros 5,000 thousand and were treated as financial liability (see note 20 (e)). The call option has premium costs of Euros 300 thousand for each of the five years.

As the non-controlling shareholders do not have present access to the economic benefits associated with the underlying ownership interests related to shares under the put and call options, the Group applied the anticipated-acquisition method. Under this method, Grifols recognised the contract as an anticipated acquisition of the underlying non-controlling interest, as if the put option had already been exercised by the non-controlling shareholders.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At the date of acquisition the consolidated amounts of recognised assets, liabilities and contingent liabilities are as follows:

Fair value
Thousands of Euros
Intangible assets (note 8)	29,585
Property, plant and equipment (note 9)	7,277
Non-current financial assets	210
Deferred tax assets (note 27)	11,549
Inventories	481
Trade and other receivables	10,177
Other current assets	151
Cash and cash equivalents	2,283
Total assets	61,713

Non-current financial liabilities	18,792
Deferred tax liabilities (note 27)	6,678
Current financial liabilities	5,540
Trade and other payables	1,592
Current provisions (note 19 (b))	37
Other current liabilities	4,167
Total liabilities and contingent liabilities	36,806
Total net assets of the business acquired	24,907
Non-controlling interests (note 17)	(1,712)
Total net assets acquired	23,195

The fair value of intangible assets (primarily the currently marketed products) was calculated based on “excess earnings” (income approach), whereby the asset is measured after deducting charges or rentals that must be settled to enable use of the remaining assets required to operate the intangible asset being measured.

Definitive goodwill generated in the acquisition includes the future development of unique technology and products, as well as the workforce and other synergies related to the R&D activity and was allocated to the Diagnostic segment. Goodwill is not tax deductible.

2012

(c)          Araclon Biotech, S.L.

On 29 February 2012 and in relation to the Group’s strategic R&D priorities, Grifols acquired 51% of the capital of Araclon Biotech, S.L. for a total of Euros 8,259 thousand.

Araclon Biotech, S.L. was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s disease and the development of an effective immunotherapy (vaccine) for this disease.

The operation was carried out by the investment vehicle, Gri-Cel, S.A., that centralises the Group’s investments in R&D projects in fields of medicine other than its core business, such as advanced therapies.

Grifols has committed under certain conditions to finance Araclon Biotech, S.L.’s on-going projects for the next five years. The total amount is expected not be higher than Euros 25 million and it will result in Grifols, S.A. increasing its share in the capital of Araclon Biotech, S.L. In May 2014 the Group has made a contribution of Euros 5 million (Euros 6.9 million during 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

Thousands of Euros
Payment in cash	8,259
Total business combination cost	8,259
Fair value of net assets acquired (Euros 4,448 thousand x 51%)	2,259
Goodwill	6,000

Payment in cash	8,259
Cash and other liquid cash equivalents of the acquired company	(2,089)
Net cash outflow paid for the acquisition	6,170

Goodwill generated in the acquisition is attributed to the workforce and other synergies related to the R&D activity and tax deductions and unrecognised tax losses. This goodwill is allocated to the Diagnostic segment.

Had the acquisition taken place at 1 January 2012, the Group’s revenue and consolidated profit for the year ended 31 December 2012 would not have varied significantly.

At the date of acquisition the amounts of recognised assets, liabilities and contingent liabilities are as follows:

Fair Value
Thousands of Euros
Intangible assets	12,525
Property, plant and equipment	668
Non-current financial assets	600
Trade and other receivables	142
Cash and cash equivalents	2,089
Total assets	16,024

Non-current financial liabilities	3,932
Deferred tax liabilities	138
Current financial liabilities	6,770
Trade and other payables	736
Total liabilities and contingent liabilities	11,576
Total net assets acquired	4,448

It is not expected that goodwill will be tax deductible.

(d)         Plasma centers

On 22 October 2012 the Group acquired three plasma donation centers from the Canadian biopharmaceutical company Cangene Corporation. These plasma centers are located in Frederick, MD, Altamonte Springs, FL and Van Nuys, CA. (USA).

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date (or surplus net assets acquired over the combination cost) are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Thousands of Euros

Payment in cash	1,925
Total business combination cost	1,925
Fair Value of net assets acquired	1,133
Goodwill	792

The fair value of net assets acquired includes property, plant and equipment amounting to Euros 1,054 thousand.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The accounting policies of associates have been harmonised in terms of timing and measurement, applying the policies described for subsidiaries.

The Group’s share of the profit or loss of an associate from the date of acquisition is recognised as an increase or decrease in the value of the investments, with a credit or debit to share of the profit or loss for the year of “equity-accounted investees” in the consolidated statement of profit or loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognised as an increase or decrease in the investments in associates with a balancing entry recognised by type in other comprehensive income. The distribution of dividends is recognised as a decrease in the value of the investment. The Group’s share of profit or loss, including impairment losses recognised by the associates, is calculated based on income and expenses arising from application of the acquisition method.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

This criterion does not include non-current assets or disposal groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.

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

The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognised as an equity instrument transaction. Consequently, no new acquisition cost arises on increases, nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognised in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognised at their share of the net consolidated assets, including goodwill.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(f)           Borrowing costs

In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognises borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalised borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalised cannot exceed the amount of borrowing costs incurred during that period. The capitalised borrowing costs includes adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

The Group begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditure for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalisation of borrowing costs is suspended when active development is interrupted for extended periods.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Property, plant and equipment are depreciated using the following criteria:

	Depreciation method	Rates

Buildings	Straight line	1% - 3%
Other property, technical equipment and machinery	Straight line	4%-10%
Other property, plant and equipment	Straight line	7% - 33%

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•             The asset will generate sufficient future economic benefits.

•             The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects.

The cost of internally generated assets by the Group is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalised by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit or loss.

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

The cost of identifiable intangible assets acquired in the business combination of the Progenika Group includes the fair value of the currently marketed products sold and which are classified under “Other intangible assets” and “Development costs”.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

a)        Financial assets at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss are those which are classified as held for trading or which the Group designated as such on initial recognition.

A financial asset or financial liability is classified as held for trading if:

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

(iii)           Fair value

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised within different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•             Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

•             Level 2: inputs other than prices included in Level 1 that are observable for the asset or liability, either directly (i.e. derived from prices) or indirectly.

•             Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorised within different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Indirect costs such as general management and administration costs are recognised as expenses in the period in which they are incurred.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(ii)              Termination benefits

Termination benefits are recognised at the earlier of the date when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring that involves the payment of termination benefits.

For termination benefits payable as a result of an employee’s decision to accept an offer of benefits, the time when the Group can no longer withdraw the offer of termination benefits is the earlier of when the employee accepts the offer and when a restriction on the Group’s ability to withdraw the offer takes effect.

For termination benefits payable as a result of the Group’s decision to make an employee redundant, the Group can no longer withdraw the offer when it has informed the affected employees or union representatives of the plan and the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made. The plan must identify the number of employees to be made redundant, their job classifications or functions and their locations and the expected completion date. The plan must also establish the termination benefits that employees will receive in sufficient detail that employees can determine the type and amount of benefits they will receive when their employment is terminated.

If the Group expects to settle the termination benefits in full more than twelve months after year end, the liability is discounted using the market yield on high quality corporate bonds.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(i)                 Sale of goods

The Group recognises revenue from the sale of goods when:

•             It has transferred to the buyer the significant risks and rewards of ownership of the goods.

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

In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorised wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(iii)           Interest income

Until June 2012 the Group has been recognising interest receivable from the different Social Security affiliated bodies in Spain, to which it provides goods or services, on an accrual basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group modified its estimate regarding late payment interest. Since June 2012 the Group has only been recognising late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date provided that the Spanish Government has not imposed the waiver of late payment interest.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(w)       Environmental issues

The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities.

Property, plant and equipment acquired by the Group for long-term use to minimise the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Group’s operations, are recognised as assets applying the measurement, presentation and disclosure criteria described in note 4(g).

(5)         Financial Risk Management Policy

(a)         General

The Group is exposed to the following risks associated with the use of financial instruments:

•                  Credit risk

•                  Liquidity risk

•                  Market risk: includes interest rate risk, currency risk and other price risks.

This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 30 to the consolidated financial statements.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Credit risk

Credit risk is the risk to which the Group is exposed in the event that a customer or a counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets.

Trade receivables

The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. During 2012, as a result of the condition imposed by the Spanish Government to waive late payment interest on past due receivables, the Group recognised a loss due to the waiving of interest owed by the Spanish Social Security. No significant bad debt or late payment issues have been detected for sales to private entities.

The Group recognises impairment based on its best estimate of the losses incurred on trade and other receivables. The main impairment losses recognised are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial.

Details of exposure to credit risk are disclosed in note 30.

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

On 17 March 2014 the Group concluded its debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents the Group’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostic unit. Following the refinancing process, the Group’s debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

At 31 December 2014 the Group has total cash and cash equivalents of Euros 1,079 million (709 million at 31 December 2013). The Group also has approximately Euros 430 million in unused credit facilities, including Euros 247 million on the revolving credit facility.

As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse in those countries with long collection periods.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(i)                 Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency.

The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies.

Details of the Group’s exposure to currency risk at 31 December 2014 and 2013 of the most significant financial instruments are shown in note 30.

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

With the objective of managing interest-rate risks in cash flows, the Group manages cash flow interest rate risks through variable to fixed interest rate swaps.

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (High Yield Senior Unsecured Notes) amounts to US Dollars 1,000 million, which represents approximately 19% of the Group’s total debt in US Dollars.

For the remaining senior debt in US Dollars, which totals US Dollars 3,913 million, the Group has partially contracted a variable to fixed interest rate swap. At 31 December 2014 the nominal part of this hedging instrument amounts to US Dollars 1,018 million. This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal. The purpose of these swaps is to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps the Group undertakes to exchange the difference between fixed interest and variable interest with other parties periodically. The difference is calculated based on the contracted notional amount (see notes 15 (f) and 30). The notional amount of the swap contracted by the Group hedges 26% (57% at 31 December 2013) of the senior variable interest rate debt denominated in US Dollars at 31 December 2014.

Senior debt in Euros represents approximately 9% of the Group’s total debt at 31 December 2014 (14% at 31 December 2013). The total senior debt is at variable rates. In order to manage the cash flow interest rate risks a hedging operation has taken place by contracting derivative financial instruments consisting of variable to fixed interest rate swaps. The nominal part of this hedging instrument amounts to Euros 100 million, representing hedging of 25% (27% at 31 December 2013) of the senior variable interest rate debt denominated in Euros at 31 December 2014 (see notes 15 (f) and 30).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates (Libor and Euribor) is accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

Total fixed-interest debt plus interest rate hedging represent a total of 40% of debt at 31 December 2014 (66% at 31 December 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(iii)           Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a highly-concentrated sector.

(b)         Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The directors consider various arguments to calculate capital structure:

•             The directors control capital performance using rates of returns on equity (ROE). In 2014, the ROE stood at 18% (16% in December 2013). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

•             In accordance with the senior secured debt contract, at 31 December 2014 the net financial debt should be 5.00 times lower than adjusted EBITDA. In 2014 the leverage ratio is 3.01 times adjusted EBITDA (2.28 times adjusted EBITDA at 31 December 2013).

•             Consideration of the Company’s credit rating (see note 20).

The Group has no share-based payment schemes for employees.

The Parent held Class A and B treasury stock equivalent to 0.82% of its capital at 31 December 2014. The Parent does not hold any treasury stock at 31 December 2013. The Group does not have a formal plan for repurchasing shares.

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

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•                  Balance sheet: cash and cash equivalents, public entities, deferred tax assets and liabilities and loans and borrowings.

•                  Statement of profit or loss: general administration expenses, finance result and income tax.

There have been no significant inter-segment sales.

(a)         Operating segments

The operating segments defined by the steering committee are as follows:

•             Bioscience: including all activities related with products derived from human plasma for therapeutic use.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

•             Raw materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2014, 2013 and 2012 as a percentage of net sales are as follows:

	Thousands of Euros
	2014	2013	2012
Bioscience
Haemoderivatives	2,512,704	2,448,082	2,324,237
Other haemoderivatives	805	742	851
Diagnostic
Transfusional medicine	595,686	102,350	103,809
In vitro diagnosis	24,336	27,989	30,532
Hospital
Fluid therapy and nutrition	53,771	55,553	53,556
Hospital supplies	41,029	41,578	42,315
Raw materials and others	127,053	65,438	65,644

Total	3,355,384	2,741,732	2,620,944

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

(b)         Geographical information

Geographical information is grouped into four areas:

•             United States of America and Canada

•             Spain

•             Rest of the European Union

•             Rest of the world

For management purposes, the Group excludes the Raw Material segment from the geographical details as it relates to operations which do not form part of the Group’s core business. Sales and assets of the Raw Material segment correspond mainly to the United States.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c)          Main customer

Income from a Bioscience segment customer represents approximately 10.9% of the Group’s total income (11.2% in 2013 and 10.3% in 2012).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(7)         Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2013 are as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2012	Combination	differences	31/12/2013
Net value

Grifols UK.Ltd. (UK)	Bioscience	8,420	—	(178)	8,242
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA. Inc. (USA)	Bioscience	115,271	—	(4,990)	110,281
Plasmacare. Inc. (USA)	Bioscience	38,954	—	(1,686)	37,268
Grifols Australia Pty Ltd.
(Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10,895	—	(1,510)	9,385
Grifols Therapeutics, Inc. (USA)	Bioscience	1,684,241	—	(72,910)	1,611,331
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	—	40,516	—	40,516

		1,869,899	40,516	(81,274)	1,829,141
			(note 3(b))

Details of and movement in this caption of the consolidated balance sheet at 31 December 2014 are as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2013	Combination	differences	31/12/2014
Net value

Grifols UK.Ltd. (UK)	Bioscience	8,242	—	580	8,822
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA. Inc. (USA)	Bioscience	110,281	—	14,988	125,269
Plasmacare. Inc. (USA)	Bioscience	37,268	—	5,065	42,333
Grifols Australia Pty Ltd.
(Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,385	—	328	9,713
Grifols Therapeutics, Inc. (USA)	Bioscience	1,611,331	—	218,984	1,830,315
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	—	988,404	117,242	1,105,646

		1,829,141	988,404	357,187	3,174,732
			(note 3(a))

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group has decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the recent acquisition will support not

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.  The CGUs established by Management are:

•                  Bioscience

•                  Diagnostic

The recoverable amount of the CGUs was calculated based on their value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

This value in use and fair value calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment of the CGUs for 2013 were as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	10.60%
Diagnostic-Australia	2%	9.05%

The key assumptions used in calculating impairment of the CGUs for 2014 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	8.20%
Diagnostic	2%	9.00%

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

As the acquisition of  Novartis diagnostic unit is a recent transaction and as the recoverable amount of the Bioscience CGU is much higher than the carrying amount of the Bioscience segment’s net assets, specific information from the impairment test sensitivity analysis is not included.

At 31 December 2014 Grifols’ stock market capitalisation totals Euros 10,723 million (Euros 10,790 million at 31 December 2013).

(8)         Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2014 and 2013 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognised comprise the rights on the Gamunex product, its commercialisation and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products (see note 3(b)).

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 31 December 2013 is as follows:

	Thousands of Euros
	Balance at	Business		Translation	Balance at
	31/12/2012	combinations	Additions	differences	31/12/2013

Cost of currently marketed products - Gamunex	909,504	—	—	(39,371)	870,133
Cost of currently marketed products - Progenika	—	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(48,001)	—	(30,238)	3,311	(74,928)
Accumulated amortisation of currently marketed products - Progenika	—	—	(1,983)	—	(1,983)

Carrying amount of currently marketed products	861,503	23,792	(32,221)	(36,060)	817,014

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 31 December 2014 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2013	Additions	differences	31/12/2014

Cost of currently marketed products - Gamunex	870,133	—	118,253	988,386

Cost of currently marketed products - Progenika	23,792	—	—	23,792

Accumulated amortisation of currently marketed products - Gamunex	(74,928)	(29,875)	(13,254)	(118,057)
Accumulated amortisation of currently marketed products - Progenika	(1,983)	(2,376)	—	(4,359)

Carrying amount of currently marketed products	817,014	(32,251)	104,999	889,762

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 31 December 2014 the residual useful life of currently marketed products is 26 years and 5 months (27 years and 5 months at 31 December 2013).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2014 the residual useful life of currently marketed products is 8 years and 2 months (9 years and 2 months at 31 December 2013).

(a)         Self — constructed intangible assets

At 31 December 2014 the Group has recognised Euros 12,759 thousand as self-constructed intangible assets (Euros 19,244 thousand at 31 December 2013).

(b)         Purchase commitments

At 31 December 2014 the Group has intangible asset purchase commitments amounting to Euros 348 thousand (Euros 361 thousand at 31 December 2013).

(c)          Intangible assets with indefinite useful lives and other intangible in progress

At 31 December 2014 the Group has plasma centre licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 26,177 thousand (Euros 23,833 thousand at 31 December 2013).

The Group has also an amount of Euros 22,175 thousand as development costs in progress (Euros 27,435 thousand at 31 December 2013).

The Group has recognised an amount of Euros 40,539 thousand at 31 December 2014 (Euros 9,463 thousand at 31 December 2013) corresponding to payments relating to license rights due to the Aradigm acquisition (see note 12).

(d)         Losses on disposal of intangible assets

Total losses incurred on disposals of intangible assets in 2014 amount to Euros 5.5 million (losses of Euros 2.5 million in 2013).

(e)          Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

Impairment testing has been analysed for each of the intangible assets in progress by calculating its   recoverable amount based on their fair value.

(9)         Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2014 and 2013 are included in Appendix IV, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2014 and 2013 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

(a)         Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2014 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

(b)         Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2014 amount to Euros 1 million (Euros 2.1 million in 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(c)          Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2013:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	1,741	(524)	1,217
Plant and machinery	30,374	(10,961)	19,413

	32,115	(11,485)	20,630

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2014:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	2,642	(908)	1,734
Plant and machinery	34,048	(14,120)	19,928

	36,690	(15,028)	21,662

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (c).

During 2011 the Group signed a number of contracts for the sale and leaseback of a production plant and the corresponding machinery and other equipment to third party companies California Biogrif 330, LP and LA 300 Biological Financing, LP, respectively.  The Group also entered into a 99-year lease contract with the same lessor for the land on which the plant sold is built. The lease for the plant was considered as an operating lease while the lease for the machinery and other equipment was considered a finance lease, taking into account the terms of the related purchase option. During 2014, the Group has signed a sale and leaseback contract for some plasma centers with the non-related company Store Capital Acquisitions, LLC (see note 9f (ii)).

(d)         Self — constructed property, plant and equipment

At 31 December 2014 the Group has recognised Euros 43,041 thousand as self -constructed property, plant and equipment (Euros 41,134 thousand at 31 December 2013).

(e)          Purchase commitments

At 31 December 2014 the Group has property, plant and equipment purchase commitments amounting to Euros 44,661 thousand (Euros 35,956 thousand at 31 December 2013).

(f)           Sale and leaseback of buildings

(i)                                    Sale and leaseback of Spanish properties

On 10 May 2011 the Group sold five properties located in Spain to Gripdan Invest, S.L., a wholly owned subsidiary of Scranton Enterprises, B.V., a shareholder of Grifols, S.A., for Euros 80.4 million (see note 31). These properties related to non-core assets such as offices, warehouses and factory premises. Two of the properties were sold together with their related mortgage loans for a total of Euros 53.5 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As a result of this operation, the Group incurred a net loss of Euros 7.4 million in 2011, which included Euros 2 million in brokerage fees paid to a related company. The prices paid for the properties were established based on appraisals made by independent appraisers.

At the same time, operating lease agreements for the aforementioned properties were entered into with Gripdan Invest, S.L., the key terms of which were as follows:

•                  Compulsory initial term of five years

•                  Initial rent established at market prices and subject to annual review, based on the percentage variation in the Spanish Consumer Price Index (CPI)

•                  Automatic extensions for five-year periods that can be terminated by either party by advance six months’ notice.

•                  Upon vacating the premises, Grifols will be compensated by the lessor for any on-site assets in which it has invested, insofar as these have a residual value and are not recoverable by Grifols.

Grifols also signed a call option on the shares of Gripdan Invest, S.L., which is exercisable between 10 May 2016 and 10 May 2017 and for which no consideration was required. The strike price will be calculated as the exercise date market value, as determined by independent appraisers. According note 32, the Group has repurchased industrial assets in Spain for a total amount of Euros 44 million

The rental expense incurred by the Group in 2014 for these contracts amounted to Euros 8,217 thousand (Euros 8,210 thousand during 2013 and Euros 8,020 thousand during 2012), coinciding fully with the minimum contractual payments.

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

The rental expense incurred by the Group in 2014 for the operating lease contracts amounted to Euros 1,790 thousand (Euros 1,812 thousand in 2013 and Euros 1,878 thousand in 2012), coinciding fully with the minimum contractual payments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

North Carolina, NC, USA

On 29 December 2011, the Group signed a number of contracts for the sale and leaseback of certain buildings and equipment under construction (jointly denominated “New Fractionation Facility” or “NFF”), located in Clayton, North Carolina (USA), with the related company Scranton Enterprises USA, Inc, (hereinafter “Scranton”) (see note 31).

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

The Group contracted a call option on the shares of Scranton Investments, B.V., a shareholder of Scranton Enterprises USA, Inc. This option, which had a cost of US Dollars 4 million (see note 11), can be exercised on the date on which the license is granted by the Food and Drug Administration (FDA), at five and ten years from that date, and on the expiry date of the lease contract. The purchase price will vary depending on the market value determined on the date the option is exercised. According note 32, the Group has repurchased industrial assets in North Carolina (USA) for a total amount of US Dollars 250 million

The rental expense incurred by the Group in 2014 for the operating lease contracts amounted to Euros 15,813 thousand (Euros 15,811 thousand in 2013 and Euros 16,037 thousand in 2012), coinciding fully with the minimum contractual payments.

Plasma Centers

On 19 September 2014, the Group signed a contract for the sale and leaseback of eight plasma centers owned by Grifols Shared Services North America, Inc. (formerly Grifols Inc.) to Store Capital Acquisitions, LLC (hereinafter “the lessor”). The transaction includes mainly land and buildings.

The leaseback has been classified as an operating lease. The sale price was US Dollars 18.5 million (Euros 13.6 million) which has been collected in cash. As a result of the transaction, the Group recognised a net profit of Euros 481 thousand. The prices paid for the properties were established based on appraisals made by independent appraisers.

The main terms of the operating lease contract for the building are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                  Compulsory initial lease term: fifteen years

•                  The annual rent was established at US Dollars 1,391 for all plasma centers during first year, with annual increases  of 2.5% or 1.5 times inflation rate.

•                  Option to extend the lease by a five-year period at the discretion of the Grifols Group up to a maximum of twenty years.

The rental expense incurred by the Group in 2014 for the operating lease contracts amounted to Euros 274 thousand.

(g)         Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on five-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 10.5% and a perpetual growth rate of 2% (10.4% and 2% respectively in fiscal year 2013).

(10)       Equity Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2014 and 2013 are as follows:

		Thousands of Euros
	% ownership	31/12/2014	31/12/2013

Nanotherapix, S.L.	51.00%	—	1,354
VCN Bioscience, S.L.	49.45%	—	802
Aradigm Corporation	35.00%	23,689	21,002
TiGenix N.V.	21.30%	8,545	12,443
Mecwins, SL	9.35%	—	164
Kiro Robotics, S.L.	50.00%	22,062	—

		54,296	35,765

The Group has determined that it has significant influence or joint control over these investments and has not considered any of them as material.

An aggregate summary of the impact on the consolidated statement of profit or loss and consolidated statement of comprehensive income is as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Profit / (Loss)

Consolidated statement of profit or loss	(6,582)	(1,165)	(1,407)
Other consolidated comprehensive income	1,287	(359)	—

	(5,295)	(1,524)	(1,407)

Kiro Robotics

On 19 September 2014 the Group subscribed to a capital increase of the company Kiro Robotics, S.L. (“Kiro Robotics”) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Robotics. The capital increase has been paid by means of a monetary contribution.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Grifols has also entered into a joint venture & shareholders’ agreement (the “Joint Venture Agreement”) with Kiro Robotics’ partners: Mondragon Innovacion S.P.E, S.A.; Mondragon Assembly, S.Coop. and Agrupación de Fundición y Utillaje, S.Coop.. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Robotics, whether these are the Board of Directors or any other internal managing and governing bodies.

The Joint Venture foresees that the shareholders shall comply with a lock-up period of 4 years from the signing of the Joint Venture Agreement. At the end of this period, any transfer of shares will be subject to the usual limitations in this kind of transactions, including call or put options, preferential acquisition rights, and tag-along and drag-along rights.

Kiro Robotics is a Spanish company with registered office in Mondragon/Arrasate, Guipúzcoa, founded in 2011 as a spin-off of the Corporación Mondragon medical division. Kiro Robotics develops technologies that improve the efficiency, safety and service quality in the compounding of intravenous medication in hospital pharmacies. Its product, Kiro Oncology, means that a new generation of robots is able to automatically prepare intravenous medication for chemotherapy treatments.

In addition to marketing these products worldwide, from January 2016 Grifols will directly distribute them in Spain, Portugal and Latin America.

Currently, Kiro Robotics has a multidisciplinary team of 25 experienced professionals in automation, engineering and hospital pharmacy, dedicated to the development, validation and manufacturing of new products and applications in this field and also to customer servicing.

This transaction is included in the Hospital division.

The acquisition of Kiro Robotics gives rise to a joint control business which is accounted for as an “Investment in equity-accounted investee”, as none of the shareholders control the decisions regarding relevant activities nor the governing bodies of the company.

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

Grifols will be responsible for all development and clinical expenses up to a maximum of US Dollars 65 million for the bronchiectasis indication. In addition, Aradigm will also be entitled to receive cash payments of up to a maximum of US Dollars 25 million from Grifols, upon achievement of development milestones. Grifols will be responsible for all commercialisation activities and will pay Aradigm royalties on worldwide sales of products.  In

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

relation to this agreement, Grifols paid an amount of US Dollars 13 million (Euros 9 million) as upfront licensing fees, which was capitalised under Other intangible assets at 31 December 2013. During fiscal year 2014, additional payments have been made and the amount capitalised under other intangible assets amounts to Euros 40.5 million (see note 8(c)).

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

(11)   Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Non-current deposits and guarantees	4,356	3,414
Non-current derivatives (note 30)	—	3,155
Loans to third parties	—	4,962
Loan to associates (note 31)	300	300
Other non-current financial assets (note 9(f)(ii))	4,355	3,365

Total non-current financial assets	9,011	15,196

Loans to third parties at 31 December 2013 primarily comprised three mortgage loans extended to the owners of several plasma centres. These loans had a term of 20 years, bear interest at fixed rates and have been secured with mortgage collateral and personal guarantees. These loans have been collected during 2014.

Details of other current financial assets on the consolidated balance sheet at 31 December 2014 and 2013 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2014	31/12/2013

Deposits and guarantees	476	232
Loans to associates (note 31)	—	700
Current loans to third parties	26	268

Total other current financial assets	502	1,200

(12)            Inventories

Details of inventories at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Goods for resale	141,956	97,945
Raw materials and supplies	342,747	280,535
Work in progress and semi-finished goods	499,302	317,155
Finished goods	225,940	283,197
	1,209,945	978,832

Less, inventory provision	(15,888)	(31,919)

	1,194,057	946,913

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012

Balance at 1 January	31,919	44,741	35,542

Net charge for the year	(15,016)	(10,030)	13,019
Business combinations	2,201	—	4,036
Net cancellations for the year	(4,421)	(528)	(8,567)
Translation differences	1,205	(2,264)	711

Balance at 31 December	15,888	31,919	44,741

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(13)            Trade and Other Receivables

Details at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Trade receivables	514,844	401,610
Bad debt provision (note 30)	(14,092)	(16,073)
Trade receivables	500,752	385,537
Other receivables	12,314	15,480
Receivables from associates (note 31)	33	27
Personnel	463	324
Advances for fixed assets	2,620	590
Other advances	4,826	3,304
Taxation authorities, VAT recoverable	11,317	12,541
Other public entities	3,830	4,245

Other receivables	35,403	36,511
Current income tax assets	79,593	43,533
	615,748	465,581

Other receivables

During 2014, 2013 and 2012 certain Spanish companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to approximately 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognised in the balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) totals Euros 5,434 thousand at 31 December 2014 (Euros 6,463 thousand at 31 December 2013), which does not differ significantly from its fair value and coincides with the amount with maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognised the asset transferred, as the risks and rewards inherent to ownership have not been substantially retained.

Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2014 amount to Euros 465 million (Euros 244 million in 2013).

The finance cost of these operations for the Group totals approximately Euros 6,271 thousand which has been recognised under finance result in the consolidated statement of profit or loss for 2014 (Euros 6,972 thousand in 2013 and Euros 7,406 thousand in 2012) (see note 26).

Details of balances with related parties are shown in note 31.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(14)            Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Current deposits	288,649	283,546
Cash in hand and at banks	790,497	425,231

Total cash and cash equivalents	1,079,146	708,777

During 2013 the Group recognised the following transactions which did not require the use of cash and/or cash equivalents:

•                  Put and call options relating to the acquisition of Progenika Biopharma, S.A. (see note 3 (b)).

•                  Loan of class B shares to a related party (see note 15).

•                  Issue of new shares on 4 January 2013 (see note 15).

(15)            Equity

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

The aforementioned share capital increase had enabled Grifols to return to the lender the non-voting shares to comply with the commitment with the vendors of Progenika shares pursuant to the provisions of the share loan agreement signed in February 2013 (see note 3 (b) and section (d) of this note and note 31).

At 31 December 2014, the Company’s share capital amounts to Euros 119,603,705 and comprises:

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2014 and 2013.

At 31 December 2014 and 2013, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2013 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2013	212,906,573	113,483,264
Capital increase with charge to reserves	—	17,213,209
(Acquisition) / disposal of treasury stock (note 15 (d))	158,326	15,429
Balance at 31 December 2013	213,064,899	130,711,902

Movement in outstanding shares during 2014 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2014	213,064,899	130,711,902
(Acquisition) / disposal of treasury stock (note 15 (d))	(1,967,265)	(5,000)
Balance at 31 December 2014	211,097,634	130,706,902

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)         Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

(c)          Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2014, Euros 43,540 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 49,601 thousand at 31 December 2013) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

In February 2013 a related party lent the Group 884,997 Class B shares with a fair value of Euros 18 million, which were used to acquire Progenika (see note 3(b)). Under the Class B share loan agreement, the Group undertook the commitment to return the same number of Class B shares on or before 31 December 2013. On 16 April 2013 share capital was increased by a nominal amount of Euros 88,499.70, and has enabled Grifols to return the non-voting shares to the lender.

In May 2013 Araclon Biotech, S.L. increased capital by an amount of Euros 7 million, Euros 6.9 million of which were subscribed by the Group. As a result, the Group had increased its investment from 51% to 61.12%. The difference between the share capital increase carried out by the Group and the non-controlling interest were recognised as a Euros 2.8 million decrease in reserves.

In May 2014 Araclon Biotech, S.L. increased capital by an amount of Euros 5 million. As a result, the Group has increased its investment from 61.12% to 66.15%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognised as a Euros 1.7 million decrease in reserves.

In November 2013 the Company sold 4,402,986 treasury stocks (ADSs), generating a profit of Euros 11.2 million, recognised in reserves.

At 31 December 2014 and 2013 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

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

At 31 December 2014 the legal reserve of the Company amounts to Euros 23,921 thousand (Euros 23,576 thousand at 31 December 2013).

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2014 the balance of the legal reserve of other Spanish companies amounts to Euros 1,504 thousand (Euros 2,113 thousand at 31 December 2013).

Other foreign Group companies have a legal reserve amounting to Euros 587 thousand at 31 December 2014 and 2013.

(d)         Treasury stock

Movement in Class A treasury stock during 2013 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	No. of Class A shares	Thousands of Euros
Balance at 1 January 2013	158,326	3,058
Acquisition of Class A shares	448,802	11,040
Disposal of Class A shares	(607,128)	(14,098)
Balance at 31 December 2013	—	—

Movement in Class B treasury stock during 2013 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2013	16,082	2
Cash acquisition of Class B shares	6,177,372	127,788
Non-cash acquisition of Class B shares	884,997	17,744
Cash disposal of Class B shares	(5,307,804)	(107,329)
Non-cash disposal of Class B shares	(1,769,994)	(38,205)
Balance at 31 December 2013	653	—

Movement in Class A treasury stock during 2014 is as follows:

	No. of Class A shares	Thousands of Euros
Balance at 1 January 2014	—	—
Acquisition of Class A shares	1,967,265	69,134
Balance at 31 December 2014	1,967,265	69,134

Movement in Class B treasury stock during 2014 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2014	653	—
Acquisition of Class B shares	5,000	118
Balance at 31 December 2014	5,653	118

On 11 March 2013 Grifols S.A. purchased 4,402,986 of its American Depositary Shares (“ADSs”) from various funds managed by Cerberus Capital Management, L.P. and/or its affiliated advisory entities for a total of Euros 88.9 million (US Dollars 118.9 million, or US Dollars 27 per ADS). Grifols originally issued the ADSs to Cerberus in June 2011 in connection with the acquisition of Talecris Biotherapeutics Corp. Cerberus was the majority shareholder of Talecris. In November 2013, the Company sold all the ADSs forming part of its treasury stock. The sale generated a profit of Euros 11.2 million, which was recognised in reserves.

Cash acquisitions Class B include the purchase of the Class B shares from the vendor shareholders of Progenika for which Grifols exercised the cash option for an amount of Euros 18,399 thousand. This amount was considered as cash used in investing activities in the statement of cash flows.

Cash acquisitions also include purchases of Class B shares issued on 16 April 2013 and subscribed by a financial institution (see section (a) of this note).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Non-cash acquisitions and disposals of Class B shares include a share loan transaction entered into with a related party (see note 31). Subsequent disposals include Class B shares exchanged in the acquisition of Progenika Biopharma, S.A. (see notes 3(b) and 14).

Cash obtained in 2013 through disposals of Class A and B shares amounts to Euros 15,286 thousand and Euros 119,903 thousand, respectively.

The Parent held Class A and B treasury stock equivalent to 0.82% of its capital at 31 December 2014. The Parent does not hold any Class A treasury stock at 31 December 2013.

(e)          Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2014 and the distribution approved for the year 2013 is as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Legal Reserve	—	344
Voluntary reserve	17,096	29,189
Dividends	188,101	138,818
Profit of the Parent	205,197	168,351

The following dividends were paid in 2014:

	31/12/2014
	% of par value	Euros per share	Thousands of Euros

Ordinary shares	40%	0.20	42,613
Non-voting shares	200%	0.20	26,143
Non-voting shares (preferred dividend)	10%	0.01	1,307

Total dividends paid			70,063

	31/12/2014
	% of par value	Euros per share	Thousands of Euros

Ordinary shares (interim dividend)	50%	0.25	53,266
Non-voting shares (interim dividend)	250%	0.25	32,678

Total interim dividends paid			85,944

At the general meeting held on 20 October 2014, the Board of Directors of Grifols approved the distribution of interim dividend for 2014 of Euros 0.25 for each Class A and B share, recognising a total of Euros 85,944 thousand as interim dividend.

These amounts to be distributed did not exceed the profits generated by the Company since the end of the last reporting period, less the estimated income tax payable on these profits, in accordance with article 277 of the Revised Spanish Companies Act.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Statement of Liquidity for Distribution of Interim Dividend of Grifols, S.A. prepared in accordance with legal requirements and which shows the existence of sufficient liquidity to be able to distribute the aforementioned interim dividend is provided in Appendix V.

At a general meeting held on 30 May 2014 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the year ended 31 December 2013 is presented in the consolidated statement of changes in equity.

(f)           Cash flow hedges

In June and October 2011 Grifols contracted variable to fixed interest-rate swaps for initial nominal amounts of US Dollars 1,550 million and Euros 100 million, respectively, to hedge interest-rate risk on its senior debt. The Group has recognised these financial derivatives as cash flow hedges (see notes 5 (a) and 30).

Ineffective cash flow hedges recognised as finance income and cost in the consolidated statement of profit or loss (consolidated statement of comprehensive income) for 2014 amount to Euros 85 thousand (Euros 1,015 thousand in 2013).

(16)            Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	470,253	345,551	256,686
Weighted average number of ordinary shares outstanding	342,672,468	340,505,298	342,701,194
Basic earnings per share (Euros per share)	1.37	1.01	0.75

The weighted average number of ordinary shares issued (basic and diluted) is determined as follows:

	Number of shares
	31/12/2014	31/12/2013	31/12/2012
Issued shares outstanding at 1 January	343,777,454	342,708,823	342,709,051
Effect of shares issued	—	627,984	—
Effect of treasury stock	(1,104,986)	(2,831,509)	(7,857)
Average weighted number of ordinary shares outstanding at 31 December	342,672,468	340,505,298	342,701,194

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2014, 2013 and 2012 basic and diluted earnings per share are the same, as no potential diluting effects exist.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(17)            Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2013 are as follows:

	Thousands of Euros
			Business
			Combination /
			Additions to
	Balance at		consolidated	Capital		Translation	Balance at
	31/12/2012	Additions	Group	increases	Disposals	differences	31/12/2013
Grifols (Thailand) Pte Ltd	1,761	(18)	—	—	(6)	(183)	1,554
Grifols Malaysia Sdn Bhd	713	74	—	—	—	(86)	701
Araclon Biotech, S.A.	872	(2,955)	—	2,895	—	—	812
Medion Grifols Diagnostic AG	28	(309)	—	—	—	(1)	(282)
GRI-CEI S/A Productos para transfusao	599	(5)	—	1,547	—	(420)	1,721
Progenika Biopharma, S.A.	—	14	1,093	—	—	8	1,115
Brainco Biopharma, S.L.	—	(283)	664	—	—	—	381
Abyntek Biopharma, S.L.	—	(15)	(45)	—	—	—	(60)
	3,973	(3,497)	1,712	4,442	(6)	(682)	5,942
			(note 3 (b))

Details of non-controlling interests and movement at 31 December 2014 are as follows:

	Thousands of Euros
	Balance at		Capital	Translation	Balance at
	31/12/2013	Additions	increases	differences	31/12/2014
Grifols (Thailand) Pte Ltd	1,554	190	—	212	1,956
Grifols Malaysia Sdn Bhd	701	162	—	48	911
Araclon Biotech, S.A.	812	(2,457)	1,741	—	96
Medion Grifols Diagnostic AG	(282)	(231)	—	(8)	(521)
GRI-CEI S/A Productos para transfusao	1,721	(20)	—	21	1,722
Progenika Biopharma, S.A.	1,115	(64)	—	(21)	1,030
Brainco Biopharma, S.L.	381	(725)	—	—	(344)
Abyntek Biopharma, S.L.	(60)	(25)	—	—	(85)

	5,942	(3,170)	1,741	252	4,765

(18)            Grants

Details are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Capital grants	5,656	5,977
Interest rate grants (preference loans)	1,125	1,057
	6,781	7,034

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Grants of Euros 849 thousand have been transferred to the statement of profit and loss during the year at 31 December 2014 (Euros 1,130 thousand at 31 December 2013 and Euros 962 thousand at 31 December 2012).

(19)            Provisions

Details of provisions at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
Non-current provisions (a)	31/12/2014	31/12/2013
Provisions for pensions and similar obligations	3,536	2,595
Other provisions	3,417	1,607
Non-current provisions	6,953	4,202

	Thousands of Euros
Current provisions (b)	31/12/2014	31/12/2013
Trade provisions	115,985	51,459
Current provisions	115,985	51,459

(a)         Non-current provisions

At 31 December 2014, 2013 and 2012 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labour commitments with certain employees.

Movement in provisions during 2012 is as follows:

	Thousands of Euros
	Balance at	Net			Translation	Balance at
	31/12/2011	reversal	Cancellations	Reclassifications	differences	31/12/2012
Non-current provisions	11,052	(695)	(470)	(6,641)	102	3,348
	11,052	(695)	(470)	(6,641)	102	3,348

Movement in provisions during 2013 is as follows:

	Thousands of Euros
	Balance at			Translation	Balance at
	31/12/2012	Net Charge	Cancellations	differences	31/12/2013
Non-current provisions	3,348	1,776	(854)	(68)	4,202
	3,348	1,776	(854)	(68)	4,202

Movement in provisions during 2014 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2013	Net Charge	Cancellations	Reclassifications	differences	31/12/2014
Non-current provisions	4,202	2,427	(166)	427	63	6,953
	4,202	2,427	(166)	427	63	6,953

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)         Current provisions

Movement in trade provisions during 2012 is as follows:

	Thousands of Euros
	Balance at	Business	Net			Translation	Balance at
	31/12/2011	combinations	reversal	Cancellations	Reclassifications	differences	31/12/2012
Trade provisions	81,112	773	(2,158)	(37,758)	12,601	569	55,139
	81,112	773	(2,158)	(37,758)	12,601	569	55,139

Movement in trade provisions during 2013 is as follows:

	Thousands of Euros
	Balance at	Business			Translation	Balance at
	31/12/2012	combination	Net Charge	Cancellations	differences	31/12/2013
Trade provisions	55,139	37	418	(2,050)	(2,085)	51,459
	55,139	37	418	(2,050)	(2,085)	51,459
		(note 3(b))

Movement in trade provisions during 2014 is as follows:

	Thousands of Euros
	Balance at	Business	Net			Translation	Balance at
	31/12/2013	combination	reversal	Cancellations	Reclasifications	differences	31/12/2014
Trade provisions	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985
	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985
		(note 3(a))

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(20)            Financial Liabilities

This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortised cost, except the financial derivatives, which are measured at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2014 and 2013 are as follows:

	Thousands of Euros
Financial liabilities	31/12/2014	31/12/2013
Non-current obligations (a)	679,069	717,590
Senior secured debt (b)	3,358,341	1,677,607
Other loans (b)	24,888	30,680
Finance lease liabilities (c)	9,275	12,099
Financial derivatives (note 30)	34,486	68,033
Other non-current financial liabilities (e)	48,571	47,202
Total non-current financial liabilities	4,154,630	2,553,211

Current obligations (a)	65,603	72,629
Senior secured debt (b)	52,402	112,422
Other loans (b)	36,562	56,568
Finance lease liabilities (c)	8,234	7,087
Other current financial liabilities (e)	31,925	9,438
Total current financial liabilities	194,726	258,144

On 17 March 2014 the Group concluded the debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

(a)         Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., has issued US Dollars 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing on the Irish Stock Exchange.

The costs of refinancing Senior Unsecured Notes have amounted to Euros 67.6 million, including the cost of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the Senior Unsecured Notes does not trigger a derecognition of the liability. Unamortised financing costs from the Senior Unsecured Notes amount to Euros 145 million at 31 December 2014 (Euros 80 million at 31 December 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of movement in the High Yield Senior Unsecured Notes at 31 December 2013 are as follows:

	Thousands of Euros
	Opening outstanding	Translation	Closing outstanding
	balance 01/01/13	differences	balance 31/12/13
High Yield Senior Unsecured Notes (nominal amount)	833,712	(36,090)	797,622
Total	833,712	(36,090)	797,622

Details of movement in the High Yield Senior Unsecured Notes at 31 December 2014 are as follows:

	Thousands of Euros
	Opening				Closing
	outstanding				outstanding
	balance		Redemption	Translation	balance
	01/01/14	Issue	and repayments	differences	31/12/14
High Yield Senior Unsecured Notes (nominal amount)	797,622	729,980	(807,932)	103,985	823,655
Total	797,622	729,980	(807,932)	103,985	823,655

At 31 December 2014 and 2013 the current bonds caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/2013
			Nominal		Promissory		Interest
			amount of		notes		pending
			promissory		subscribed	Buy back	accrual
		Maturity	notes	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	(Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	04/05/13	04/05/14	3,000	5.00%	43,830	2,115	(733)

31/12/2014
			Nominal		Promissory		Interest
			amount of		notes		pending
			promissory		subscribed	Buy back	accrual
		Maturity	notes	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	(Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	05/05/14	05/05/15	3,000	4.25%	55,845	(273)	(780)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)         Loans and borrowings

Details of loans and borrowings at 31 December 2014 and 2013 are as follows:

					Thousands of Euros
					31/12/2014			31/12/2013
			Date	Maturity	Amount		Carrying	Amount		Carrying
Credit	Currency	Interest rate	awarded	date	extended		amount	extended		amount
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	400,000		393,000	—		—
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	576,559		540,524	—		—
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	2,676,880		2,630,035	—		—
Senior debt - Tranche A	Euros	Euribor + 3.5%	23/11/2010	01/06/2016	—		—	220,000		143,000
Senior debt - Tranche B	Euros	Euribor + 3.5%	23/11/2010	01/06/2017	—		—	200,000		194,000
Senior debt - Tranche A	US Dollars	Libor + 3.25%	23/11/2010	01/06/2016	—		—	435,066		282,793
Senior debt - Tranche B	US Dollars	Libor + 3.5%	23/11/2010	01/06/2017	—		—	1,232,688		1,184,831
Total senior debt					3,653,439		3,563,559	2,087,754		1,804,624
Revolving Credit	US Dollars	Libor + 2.5%	27/02/2014	27/02/2019	247,097		—	—		—
Revolving Credit	Euros	Euribor + 3.25%	23/11/2010	01/06/2016	—		—	21,700		—
Revolving Credit	US Dollars	Libor + 3.25%	23/11/2010	01/06/2016	—		—	25,379		—
Revolving Credit	Multicurrency	Libor + 3.25%	23/11/2010	01/06/2016	—		—	101,515		—
Total Revolving Credit					247,097		—	148,594		—
Other non-current loans	Euros	Euribor-Euribor+4%	30/07/2009	25/06/2020	49,800		24,888	39,800		30,707
Loan transaction costs					—		(205,218)	—		(127,044)
Non-current loans and borrowings					3,950,336		3,383,229	2,276,148		1,708,287
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	(*	)	4,000	—		—
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	(*	)	25,224	—		—
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	(*	)	26,769	—		—
Senior debt - Tranche A	Euros	Euribor + 3.5%	23/11/2010	01/06/2016	—		—	(*	)	33,000
Senior debt - Tranche B	Euros	Euribor + 3.5%	23/11/2010	01/06/2017	—		—	(*	)	2,000
Senior debt - Tranche A	US Dollars	Libor + 3.25%	23/11/2010	01/06/2016	—		—	(*	)	65,260
Senior debt - Tranche B	US Dollars	Libor + 3.5%	23/11/2010	01/06/2017	—		—	(*	)	15,952
Total senior debt					—		55,993	—		116,212
Other current loans		1.18%-14.53%			182,450		36,562	235,700		56,794
Loan transaction costs					—		(3,591)	—		(4,016)
Current loans and borrowings					182,450		88,964	235,700		168,990

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Current loans and borrowings include accrued interest amounting to Euros 189 thousand (Euros 332 thousand at 31 December 2013).

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A  (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a  Term Loan B  (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, has been terminated. Grifols Worldwide Operations Limited is the sole borrower of this financing (See note 30 (a)).

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt have amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt has formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million has reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. Therefore, the net amount of the financing cost has reduced the previous amount recognised and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 209 million at 31 December 2014 (Euros 131 million at 31 December 2013).

The new terms and conditions of the senior secured debt are as follows:

•                  Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

Details of Tranche A by maturity at 31 December 2014 are as follows:

	US Tranche A
		Principal in thousands of US	Principal in thousands of
	Currency	Dollars	Euros
Maturity

2015	US Dollars	30,625	25,224
2016	US Dollars	48,125	39,638
2017	US Dollars	52,500	43,242
2018	US Dollars	52,500	43,242
2019	US Dollars	380,625	313,504
2020	US Dollars	122,500	100,898

Total	US Dollars	686,875	565,748

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                  Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basis points (bp) linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

•                              Applicable margin of 300 basis points (bp) linked to Euribor 1 month.

No floor over Euribor

Details of Tranche B by maturity at 31 December 2014 are as follows:

	US Tranche B			US Tranche B in Euros
					Principal in
		Principal in thousands of US	Principal in thousands of		thousands of
	Currency	Dollars	Euros	Currency	Euros
Maturity

2015	US Dollars	32,500	26,769	Euros	4,000
2016	US Dollars	32,500	26,769	Euros	4,000
2017	US Dollars	32,500	26,769	Euros	4,000
2018	US Dollars	32,500	26,769	Euros	4,000
2019	US Dollars	32,500	26,769	Euros	4,000
2020	US Dollars	32,500	26,769	Euros	4,000
2021	US Dollars	3,030,625	2,496,190	Euros	373,000

Total	US Dollars	3,225,625	2,656,804	Euros	397,000

•                                          US Dollar 300 million committed credit revolving facility: Amount maturing on 27 February 2019. At 31 December 2014 no amount has been drawn down on this facility.

The issue of senior unsecured notes and senior secured debt is subject to compliance with a leverage ratio covenant. At 31 December 2014 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(c)          Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	31/12/2014			31/12/2013
	Minimum		Present	Minimum		Present
	payments	Interest	Value	payments	Interest	Value
Maturity at:
Less than one year	9,306	1,072	8,234	8,519	1,432	7,087
Two years	5,538	464	5,074	7,184	870	6,314
Three years	2,521	304	2,217	3,650	327	3,323
Four years	1,767	183	1,584	1,391	195	1,196
Five years	337	43	294	1,077	102	975
More than five years	114	8	106	311	20	291
Total	19,583	2,074	17,509	22,132	2,946	19,186

(d)         Credit rating

On 4 March 2014 Moody’s Investors Service affirmed the ‘Ba2’ corporate family rating and assigned a ‘Ba1’ rating to the senior secured bank debt and ‘B1’ rating to the unsecured notes that were used to refinance the existing debt structure. The outlook was not amended and remained negative.

On 3 March 2014 Standard & Poor’s affirmed its ‘BB’ rating on Grifols, issued on 1 August 2012, and assigned ‘BB’ and ‘B+’ issue ratings to Grifols’ senior secured debt and senior unsecured notes, respectively following the announcement that it will refinance its entire capital structure. The outlook for the rating is stable.

(e)          Other financial liabilities

At 31 December 2014 other financial liabilities include interest-free loans extended by governmental institutions amounting to Euros 21,435 thousand (Euros 22,282 thousand at 31 December 2013).The portion of the loans considered a grant and still to be taken to profit or loss amounts to Euros 1,125 thousand (Euros 1,057 thousand at 31 December 2013) (see note 18).

At 31 December 2014 other non-current financial liabilities include Euros 28,724 thousand relating to the put and call option extended by the Group and the shareholders of Progenika (see note 3(b)) (Euros 27,624 thousand at 31 December 2013).

At 31 December 2014 and 2013 other current financial liabilities also include approximately Euros 26,601 thousand and Euros 3,955 thousand, respectively, which have been collected directly from Spanish Social Security affiliated bodies and transferred to financial institutions (see note 13).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Maturity at:
Up to one year	31,925	9,438
Two years	32,927	4,195
Three years	3,920	26,242
Four years	3,696	3,318
Five years	2,363	7,352
Over five years	5,665	6,095
	80,496	56,640

(21)                          Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Suppliers	439,631	273,621
VAT payable	8,083	8,608
Taxation authorities, withholdings payable	18,700	4,062
Social security payable	8,129	5,938
Other public entities	56,053	23,780
Other payables	90,965	42,388

Current income tax liabilities	87,462	2,934
	618,058	318,943

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

(22)                          Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Salaries payable	126,102	75,421
Other payables	1,408	1,183
Deferred income	13,460	2,395
Advances received	6,913	5,068
Other current liabilities	147,883	84,067

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(23)                          Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2014, 2013 and 2012 by segment is as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Bioscience	2,513,510	2,448,824	2,325,088
Diagnostic	620,022	130,339	134,341
Hospital	94,800	97,131	95,870
Raw Material and others	127,052	65,438	65,645

	3,355,384	2,741,732	2,620,944

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
USA and Canada	2,042,700	1,694,361	1,632,154
Spain	214,558	200,036	206,374
European Union	448,244	356,289	345,390
Rest of the world	522,830	425,608	371,382
Subtotal	3,228,332	2,676,294	2,555,300

Raw Materials and others	127,052	65,438	65,644

Consolidated	3,355,384	2,741,732	2,620,944

Details of discounts and other reductions to gross income are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Gross sales	3,704,597	2,915,496	2,741,405
Chargebacks	(221,129)	(58,065)	(34,102)
Cash discounts	(32,255)	(28,831)	(27,447)
Volume rebates	(38,409)	(50,505)	(29,391)
Medicare and Medicaid	(22,690)	(18,961)	(16,332)
Other discounts	(34,730)	(17,402)	(13,189)

Net sales	3,355,384	2,741,732	2,620,944

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in discounts and other reductions to gross income during 2014 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2013	16,978	3,267	18,297	7,557	210	46,309

Current estimate related to sales made in current and prior year	221,129	32,255	38,409	22,690	34,730	349,213	(1)
(Actual returns or credits in current period related to sales made in current period)	(186,046)	(28,628)	(29,819)	(17,121)	(33,480)	(295,094	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	1,626	(2,137)	(5,167)	1,596	3,002	(1,080	)(3)
Translation differences	4,744	(19)	(690)	101	(1,288)	2,848

Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196

(1) Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(2) Amounts credited and posted against provisions for prior period

(24)                          Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Cost of sales	479,055	412,660	410,382
Research and development	66,857	57,012	59,925
Selling, general & administration expenses	253,489	203,944	193,631

	799,401	673,616	663,938

Details by nature are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Wages and salaries	639,639	549,703	534,554
Contributions to pension plans (note 29)	15,589	10,233	10,637
Other social charges	17,279	14,059	13,803
Social Security	126,894	99,621	104,944

	799,401	673,616	663,938

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(25)                          Expenses by Nature

(a)         Amortisation and depreciation

Expenses for the amortisation and depreciation of intangible assets and property, plant and equipment, incurred during 2014, 2013 and 2012 classified by functions are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Cost of sales	81,226	69,091	66,200
Research and development	13,053	12,018	9,693
Selling, general & administration expenses	95,193	47,360	53,233

	189,472	128,469	129,126

(b)         Other operating income and expenses

Other operating income and expenses incurred during 2014, 2013 and 2012 by function are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Cost of sales	315,483	202,860	210,817
Research and development	85,501	54,854	54,673
Selling, general & administration expenses	356,612	344,215	308,738

	757,596	601,929	574,228

Details by nature are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012

Changes in trade provisions	(18,032)	5,168	9,135
Professional services	134,062	121,467	99,641
Commissions	20,002	18,327	19,780
Supplies and auxiliary materials	89,244	78,993	80,461
Operating leases (note 28)	87,504	69,522	67,991
Freight	70,760	54,177	52,280
Repair and maintenance expenses	62,054	55,242	50,256
Advertising	59,912	48,115	43,429
Insurance	17,842	16,178	16,745
Royalties	9,723	3,831	5,824
Travel expenses	45,014	33,258	27,353
External services	65,717	43,681	49,222
Other	113,794	53,970	52,111

Other operating expenses	757,596	601,929	574,228

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(26)                          Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Finance income	3,069	4,869	1,677

Finance cost from High Yield Senior Unsecured Notes	(62,936)	(91,002)	(96,711)
Finance cost from senior debt	(145,438)	(133,480)	(162,418)
Finance cost from sale of receivables (note 13)	(6,271)	(6,972)	(7,406)
Capitalised interest	5,152	9,131	7,344
Other finance costs	(15,542)	(17,668)	(24,926)
Finance costs	(225,035)	(239,991)	(284,117)

Change in fair value of financial derivatives (note 30)	(20,984)	(1,786)	13,013
Impairment and gains / (losses) on disposal of financial instruments	(5)	792	2,107
Exchange differences	(18,472)	(1,303)	(3,409)
Finance result	(261,427)	(237,419)	(270,729)

During 2014 the Group has capitalised interest at a rate of between 5.28% and 6.7% based on the financing received (between 4.4% and 6.2% during 2013) (see note 4 (f)).

(27)                          Taxation

Grifols, S.A. is authorised to file consolidated tax returns in Spain with Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Logister, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Arrahona Optimus, S.L. and Gri-Cel, S.A.. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, the Spanish companies pay 30% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorised to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Plasmacare, Inc, Grifols Therapeutics Inc. and Talecris Plasma Resources, Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 37.5% of taxable income, which may be reduced by certain deductions.

(a)         Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Profit for the year before income tax	589,680	497,536	387,948

Tax at 30%	176,904	149,261	116,384
Permanent differences	(9,026)	(3,771)	3,965
Effect of different tax rates	(29,253)	28,950	27,463
Tax credits (deductions)	(22,913)	(24,465)	(16,632)
Prior year income tax expense	(1,391)	(2,175)	(1,677)
Other income tax expenses/(income)	8,276	7,682	3,068

Total income tax expense	122,597	155,482	132,571

Deferred tax	4,765	14,922	97,018
Current tax	117,832	140,560	35,553

Total income tax expense	122,597	155,482	132,571

The effect of the different tax rates is basically due to a change of country mix in profits

In accordance with tax legislation modifications issued in Spain for fiscal years 2015 and 2016, the Group has recalculated the impact of adjusting deferred tax assets and liabilities to tax rates of 28% and 25%, respectively. The impact recognised under “Total income tax expense” amounts to Euros 4.4 million in fiscal year 2014.

(b)         Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	Tax effect
	31/12/2014	31/12/2013	31/12/2012
Assets
Provisions	58,966	746	1,416
Inventories	35,110	18,972	20,871
Tax credits (deductions)	34,892	8,404	—
Tax loss carryforwards	18,240	4,615	—
Other	1,838	398	815
Fixed assets, amortisation and depreciation	—	1,466	1,615
Subtotal, assets	149,046	34,601	24,717

Goodwill	(56,615)	—	—
Fixed assets, amortisation and depreciation	(7,579)	—	—
Intangible assets	(2,407)	—	—

Subtotal, net liabilities	(66,601)	—	—

Deferred assets, net	82,445	34,601	24,717

Liabilities
Goodwill	(29,706)	(42,039)	(38,809)
Intangible assets	(361,469)	(318,128)	(324,787)
Fixed assets	(110,929)	(121,667)	(120,719)
Debt cancellation costs	(83,315)	(55,755)	(72,584)
Inventories	(24,242)	—	—
Cash flow hedges	(821)	—	—
Subtotal, liabilities	(610,482)	(537,589)	(556,899)

Tax credits (deductions)	—	5,298	13,485
Tax loss carryforwards	6,268	6,184	7,886
Inventories	—	8,187	21,184
Cash flow hedges	—	15,293	20,188
Provisions	50,078	40,693	35,972
Other	15,350	7,845	4,338

Subtotal, net assets	71,696	83,500	103,053

Net deferred Liabilities	(538,786)	(454,089)	(453,846)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2014	31/12/2013	31/12/2012

Balance at 1 January	(419,488)	(429,129)	(352,617)
Movements during the year	(4,766)	(14,922)	(97,018)
Movements in equity during the year	(3,864)	(4,227)	6,988
Business combination (note 3)	34,899	4,871	1,383
Translation differences	(63,122)	23,919	12,135

Balance at 31 December	(456,341)	(419,488)	(429,129)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

	Thousands of Euros
	Tax effect
	31/12/2014	31/12/2013	31/12/2012

Cash flow hedges (note 15 (f))	(3,864)	(4,227)	6,988

	(3,864)	(4,227)	6,988

The remaining assets and liabilities recognised in 2014, 2013 and 2012 were recognised in the statement of profit or loss.

Estimated net deferred tax liabilities to be reversed in a period of less than 12 months amount to Euros 38,288 thousand at 31 December 2014 (Euros 32,246 thousand at 31 December 2013).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 15 years.

Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date.

The Group has not recognised as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 59,045 thousand (Euros 35,657 thousand at 31 December 2013).

(c)          Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

•    Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of federal income tax for the year ended 1 June 2011.

•    Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of federal income tax for the years ended 31 December 2010 and 31 December 2011.

•    Grifols S.A, Instituto Grifols, S.A and Movaco, S.A.:  Income Tax Audit, Withholdings and VAT Audit for the tax years ended, 2010, 2011 and 2012 were initiated as of July 2014.

•    Grifols Deutschland GmbH: notification of an inspection of Income Tax and VAT for the tax years ended 2010 and 2011.

Group management does not expect any significant liability to derive from these inspections.

(28)                          Operating Leases

(a)         Operating leases (as lessee)

At 31 December 2014, 2013 and 2012 the Group leases buildings from third parties under operating leases.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In addition to the lease contracts described in note 9 (f (i)), the Group has warehouses and buildings contracted under operating lease. The duration of these lease contracts ranges from between 1 to 30 years. Contracts may be renewed on termination. Lease instalments are adjusted periodically in accordance with the price index established in each contract. One Group company has entered into lease contracts, which include contingent rents. These contingent rents have been based on production capacity, surface area used and the real estate market and are expensed on a straight line basis.

Operating lease instalments of Euros 87,504 thousand have been recognised as an expense for the year at 31 December 2014 (Euros 69,522 thousand at 31 December 2013 and Euros 67,991 thousand at 31 December 2012) and comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2014, 2013 and 2012 are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Maturity at:
Up to 1 year	44,331	52,520	54,080
Between 1 and 5 years	109,531	156,413	171,315
More than 5 years	51,689	52,708	67,864
Total future minimum payments	205,551	261,641	293,259

(b)         Operating leases (as lessor)

At 31 December 2014, 2013 and 2012 the Group has no lease contracts as lessor.

(29)       Other Commitments with Third Parties and Other Contingent Liabilities

(a)         Guarantees

The Group has no significant guarantees extended to third parties.

(b)         Guarantees committed with third parties

The Group has no significant guarantees extended to third parties.

(c)          Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2014 has amounted to Euros 621 thousand (Euros 595 thousand for 2013).

In successive years this contribution will be defined through labour negotiations.

The agreement entered into by Grifols, S.A. (hereinafter Grifols) on 10 November 2013, for the acquisition of the Diagnostic business of Novartis International AG (hereinafter the Business), stipulates that Grifols shall be under the obligation to hire those employees who render services in the Business and to pay them the same or comparable salaries and, in certain jurisdictions, Grifols shall undertake to retain these workers in employment for two years after the effective transfer of the Business.

In the event that control is taken of the Company, the Group has agreements with 83 employees/ management whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary.

The Group has contracts with five directors entitling them to termination benefits ranging from one to two years of their salary due to various circumstances.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. The total cost of matching contributions to the savings plan was US Dollars 16.9 million for 2014 (US Dollars 11.2 million for 2013). Costs of contributions derived from the Defined Contribution Plan are included in the savings plan for the year 2014 since the acquisition of the Novartis Diagnostic Unit in January 2014. The recognition of the cost of these contributions is consistent with each participant’s salary.

Other plans

The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented.

(d)         Purchase commitments

Details of the Group’s commitments mainly to purchase plasma at 31 December 2014 are as follows:

Thousands of Euros

2015	84,328
2016	77,858
2017	44,620
2018	43,769
2019	2,672

(e)          Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  The Group is carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

•                  As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(30)              Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros
	31/12/2013
	Carrying amount				Fair Value
	Loans and	Financial instruments	Debts and
	receivables	held for trading	payables	Total	Level 1	Level 2	Level 3	Total
Financial derivatives	—	3,155	—	3,155	—	3,155	—	3,155
Financial assets at fair value	—	3,155	—	3,155
Non-current financial assets	11,741	—	—	11,741
Other current financial assets	500	—	—	500
Trade and other receivables	405,262	—	—	405,262
Cash and cash equivalents	708,777	—	—	708,777
Financial assets not measured at fair value	1,126,280	—	—	1,126,280
Financial derivatives	—	(68,033)	—	(68,033)	—	(68,033)	—	(68,033)

Financial liabilities at fair value	—	(68,033)	—	(68,033)

High Yield Senior Unsecured Notes	—	—	(745,008)	(745,008)	(851,461)	—	—	(851,461)
Promissory Notes	—	—	(45,211)	(45,211)
Senior secured debt	—	—	(1,790,029)	(1,790,029)	(1,961,341)	—	—	(1,961,341)
Other bank loans	—	—	(87,248)	(87,248)
Finance lease payables	—	—	(19,186)	(19,186)
Other financial liabilities	—	—	(56,640)	(56,640)
Trade and other payables	—	—	(273,621)	(273,621)
Debts with associates	—	—	(2,683)	(2,683)
Other current liabilities	—	—	(8,646)	(8,646)
Financial liabilities at fair value	—	—	(3,028,272)	(3,028,272)
	1,126,280	(64,878)	(3,028,272)	(1,966,870)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousand of Euros
	31/12/2014
	Carrying amount				Fair Value
	Loans and	Financial instruments	Debts and
	receivables	held for trading	payables	Total	Level 1	Level 2	Level 3	Total
Financial derivatives	—	—	—	—	—	—	—	—
Financial assets at fair value	—	—	—	—
Non-current financial assets	8,711	—	—	8,711
Other current financial assets	502	—	—	502
Trade and other receivables	520,545	—	—	520,545
Cash and cash equivalents	1,079,146	—	—	1,079,146
Financial assets not measured at fair value	1,608,904	—	—	1,608,904
Financial derivatives	—	(34,486)	—	(34,486)	—	(38,846)	—	(38,846)

Financial liabilities at fair value	—	(34,486)	—	(34,486)

High Yield Senior Unsecured Notes	—	—	(689,879)	(689,879)	(842,188)	—	—	(842,188)
Promissory Notes	—	—	(54,793)	(54,793)
Senior secured debt	—	—	(3,410,743)	(3,410,743)	(3,628,353)	—	—	(3,628,353)
Other bank loans	—	—	(61,450)	(61,450)
Finance lease payables	—	—	(17,509)	(17,509)
Other financial liabilities	—	—	(80,496)	(80,496)
Trade and other payables	—	—	(439,631)	(439,631)
Debts with associates	—	—	(3,059)	(3,059)
Other current liabilities	—	—	(21,781)	(21,781)
Financial liabilities at fair value	—	—	(4,779,341)	(4,779,341)
	1,608,904	(34,486)	(4,779,341)	(3,204,923)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Financial derivatives

At 31 December 2014 and 2013 the Group has recognised the following derivatives:

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2014	31/12/2013	31/12/14	31/12/13	Maturity

Interest rate swap (cash flow hedges)	USD	1,017,842,500	1,224,777,500	(31,439)	(40,004)	30/06/2016
Interest rate swap (cash flow hedges)	EUR	100,000,000	100,000,000	(3,047)	(4,025)	31/03/2016
Swap Option	EUR	100,000,000	100,000,000	—	—	31/03/2016
Swap Floor	USD	—	1,224,777,500	—	3,155	30/06/2016
Embedded floor of senior debt	EUR	—	196,000,000	—	(3,539)	01/06/2017
Embedded floor of senior debt	USD	—	1,656,000,000	—	(20,465)	01/06/2017
Total				(34,486)	(64,878)
Total Assets (notes 11)				—	3,155
Total Liabilities (note 20)				(34,486)	(68,033)

Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

(a)         Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

As a result of the refinancing process entered into on 27 February 2014 some of the existing derivatives have been cancelled. The new Credit Agreement conditions do not include any embedded floor within the existing tranches; so as a result, the embedded derivative included in the Senior Secured debt has been eliminated. The decrease in the value of the embedded derivatives amounted to US Dollars 27 million (Euros 19.6 million) and Euros 4.2 million at 27 February 2014, therefore reducing the refinanced senior debt (see note 20).

As there are no existing floors in the new loan tranches, the Company has also sold the swap floor derivative contracts for a total amount of US Dollar 1.9 million each.

(b)         Hedging derivative financial instruments

See note 15(f).

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement: a step-up interest rate swap and a swap floor, which originally had notional amounts of US Dollars 1,550 million each. The amortising step up interest rate swap has not been changed due to the improvement of the new Credit Agreement and the notional amount at the end of June 2014 stands at US Dollars 1,018 million. The existing Swap has quarterly amortisations, in order to always remain below the amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At the end of December 2014, the Company has derivatives in place that qualify for hedge accounting:

•                  A Step-Up Swap derivative to hedge the US Dollar Libor interest rate with a notional amount of US Dollar 1,018 million amortising and;

•                  A Step-Up Swap derivative to hedge Euribor interest rate with a fixed notional amount of Euros 100 million until maturity.

Credit risk

(a)         Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2014 and 2013 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/2014	31/12/2013

Non-current financial assets	11	8,711	11,741
Non-current financial derivatives	11	—	3,155
Other current financial assets		502	500
Trade receivables	13	500,752	385,537
Other receivables	13	19,793	19,725
Cash and cash equivalents	14	1,079,146	708,777
		1,608,904	1,129,435

The maximum level of exposure to risk associated with receivables at 31 December 2014 and 2013, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2014	31/12/2013

Spain	58,949	95,491
EU countries	89,020	54,526
United States of America	210,460	164,582
Other European countries	45,178	1,516
Other regions	116,938	89,147
	520,545	405,262

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2013 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	118	118	(118)	1,259	9	—	1,259
Italy	6,801	1,741	(144)	14,847	9,057	(2,060)	19,444
Spain	76,027	41,092	(175)	7,656	4,919	(98)	83,410
Portugal	10,999	8,559	(7,088)	3,098	2,422	(1)	7,008

	93,945	51,510	(7,525)	26,860	16,407	(2,159)	111,121

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2014 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	—	—	—	2,094	—	—	2,094
Italy	13,075	2,630		18,153	12,188	(2,678)	28,550
Spain	31,913	7,350		8,836	4,286	(696)	40,053
Portugal	7,484	6,621	(3,838)	1,224	914	(23)	4,847

	52,472	16,601	(3,838)	30,307	17,388	(3,397)	75,544

Provision has been made for balances receivable from Portuguese public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Italy and Spain will not be recoverable.

(b)         Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013

Not matured	425,841	305,111
Less than 1 month	51,836	42,298
1 to 4 months	18,902	35,734
4 months to 1 year	12,885	15,147
More than one year	11,081	6,972
	520,545	405,262

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debts provision was as follows:

	Thousands of Euros
	31/12/2014	31/12/2013	31/12/2012
Opening balance	16,073	12,799	8,871
Business combination	764	722	—
Net charges for the year	(2,013)	4,750	5,248
Net cancellations for the year	(1,144)	(1,617)	(1,248)
Translation differences	412	(581)	(72)
Closing balance	14,092	16,073	12,799

An analysis of the concentration of credit risk is provided in note 5 (a).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

	Thousands of Euros
		Carrying		6				More
		amount at	Contractual	months	6 - 12	1-2		than 5
Carrying amount	Note	31/12/13	flows	or less	months	years	2- 5 years	years

Financial liabilities
Bank loans	20	1,877,277	2,256,838	146,822	105,206	416,706	1,581,963	6,141
Other financial liabilities	20	56,640	56,640	5,739	3,699	4,195	36,911	6,096
Bonds and other marketable securities	20	790,219	1,138,951	78,114	32,902	65,804	962,131	—
Finance lease payables	20	19,186	20,787	4,164	3,912	6,861	5,559	291
Payable to associates	31	2,683	2,683	2,683	—	—	—	—
Payable to suppliers	21	273,621	273,621	272,829	792	—	—	—
Other current liabilities	21	8,646	8,647	7,664	983	—	—	—

Derivative financial liabilities	20	24,004	45,876	4,524	14,070	27,282	—	—
Financial liabilities for hedging derivatives	20	44,029	25,637	3,573	8,475	11,727	1,862	—
Total		3,096,305	3,829,680	526,112	170,039	532,575	2,588,426	12,528

	Thousands of Euros
		Carrying		6				More
		amount at	Contractual	months	6 - 12	1-2		than 5
Carrying amount	Note	31/12/14	flows	or less	months	years	2- 5 years	years

Financial liabilities
Bank loans	20	3,472,193	4,366,533	116,100	91,966	194,841	1,074,190	2,889,436
Other financial liabilities	20	80,496	80,496	28,852	3,073	32,927	13,250	2,394
Bonds and other marketable securities	20	744,672	1,214,352	88,003	21,621	43,242	172,968	888,518
Finance lease payables	20	17,509	19,086	4,715	4,358	5,324	4,636	53
Payable to associates	31	3,059	3,059	3,059	—	—	—	—
Payable to suppliers	21	439,631	439,631	438,201	1,430	—	—	—
Other current liabilities	21	21,781	21,781	21,166	615	—	—	—
Financial liabilities for hedging derivatives	20	34,486	40,835	21,329	13,038	6,468	—	—
Total		4,813,827	6,185,773	721,425	136,101	282,802	1,265,044	3,780,401

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Currency risk

The Group’s exposure to currency risk is as follows:

	Thousands of Euros
	31/12/2013
	Euros (*)	Dollars (**)

Trade receivables	267	2,637
Receivables from Group companies	28,472	5,898
Loans to Group companies	—	204,480
Cash and cash equivalents	16,524	95,177
Trade payables	(602)	(15,730)
Payables to Group companies	(7,502)	(19,359)
Loans to Group companies	28,411	(135,418)
Balance sheet exposure	65,570	137,685

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2014
	Euros (*)	Dollars (**)

Trade receivables	2,850	2,197
Receivables from Group companies	34,962	9,461
Loans to Group companies	435,310	201,250
Cash and cash equivalents	46,152	13,847
Trade payables	(11,399)	(2,617)
Payables to Group companies	(27,609)	(4,645)
Loans from Group companies	(107,430)	(4,261)
Bank loans	(397,000)	—
Balance sheet exposure	(24,164)	215,232

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2014 and 2013 year ends are as follows:

	Closing exchange rate
Euros	31/12/2014	31/12/2013

US Dollars	1.2141	1.3791

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2014, equity would have increased by Euros 265,166 thousand (Euros 204,191 thousand at 31 December 2013) and profit due to foreign exchange differences would have increased by Euros 19,107 thousand (at 31 December 2013 it would have decreased by Euros 20,326 thousand). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2014 and 2013 would have had the opposite effect for the amounts shown above, all other variables being held constant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Interest rate risk

(a)         Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Fixed-interest financial instruments
Financial assets	—	5,230
Financial liabilities	(1,762,136)	(817,843)
	(1,762,136)	(812,613)

Variable-interest financial instruments
Financial liabilities	(2,681,071)	(1,896,463)
	(2,681,071)	(1,896,463)

	(4,443,207)	(2,709,076)

(b)         Sensitivity analysis

If the interest rate should have been 100 basis points higher during 2014, the interest expense would have increased by Euros 31 million, the finance cost due to changes in the value of derivatives would have been Euros 9 million lower and equity would have increased by Euros 7.2 million. So, net effect on cash interest payments should have been Euros 22 million.

Had the interest rate at 31 December 2013 been 100 basis points higher, the interest expense would have increased by Euros 9.7 million, the finance cost due to changes in the value of derivatives would have been Euros 10.4 million lower and equity would have increased by Euros 18.8 million as a result of changes in derivatives to which hedge accounting is applied.

(31)   Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2014	31/12/2013
Receivables from associates (note 13)	33	27
Loans to associates (note 11)	300	1,000
Debts with associates	(3,059)	(2,683)
Debts with key management personnel	(4,267)	(4,017)
Payables to members of the board of directors	(600)	(400)
Payables to other related parties	(9,855)	(7,906)
	(17,448)	(13,979)

Payables are included in suppliers and trade payables (see note 21).

(a)         Group transactions with related parties

Group transactions with related parties during 2012 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	186	—	—	—
Other service expenses	—	—	(6,072)	(1,270)
Operating lease expense (note 9)	—	—	(24,057)	—
Remuneration	—	(7,871)	—	(3,688)
	186	(7,871)	(30,129)	(4,958)

Group transactions with related parties during 2013 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	263	—	—	—
Other service expenses	—	—	(5,849)	(1,269)
Operating lease expense (note 9)	—	—	(23,985)	—
Remuneration	—	(9,130)	—	(4,405)
R&D agreements	(9,802)	—	—	—
Finance costs	(36)	—	(210)	—
	(9,575)	(9,130)	(30,044)	(5,674)

Group transactions with related parties during 2014 are as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	272	—	—	—
Other service expenses	—	—	(7,733)	(1,094)
Operating lease expense (note 9)	—	—	(24,030)	—
Remuneration	—	(9,369)	—	(4,631)
R&D agreements	(26,740)	—	—	—
Finance costs	(49)	—	—	—
	(26,517)	(9,369)	(31,763)	(5,725)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organisation.

“Other service expenses” include contributions to non-profit organisations totalling Euros 4,262 thousand in 2014 (Euros 2,779 thousand in 2013 and Euros 3,012 thousand in 2012).

Interest expense to related parties for the year 2013 included interest accrued on the loan of Class B shares (see note 3 (b) and 15).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. During 2014, this contract has been renewed for an additional year for an amount of US Dollar 1 Million.

Directors representing shareholders´ interests have received remuneration of Euros 100 thousand during 2014 (100 thousand in 2013 and 2012).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29 (c)).

(b)         Conflicts of interest concerning the directors

The Company’s directors and their related parties, have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

(32)                          Events after the Reporting Period

•                  The Group has repurchased industrial assets in the United States and Spain for a total amount of US Dollars 250 million and Euros 44 million, respectively. The Group has exercised the options to purchase assets at fair value included in the corresponding sales and leaseback agreements (see note 9 (f)).

•                  On March 4, 2015, the Group has acquired 45% of the equity of Alkahest for US Dollar 37.5 million in the form of a cash payment in exchange for 45% of Alkahest’s shares following the closing of the transaction. In addition Grifols will provide a further payment of US Dollar 12.5 million and fund the development of plasma-based products, which may be commercialized by the Group throughout the world. Alkahest will receive milestone payments and royalties on sales of such products by Grifols.

•                  On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, purchased €25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. We indirectly own 21.30% of the common stock of TiGenix. As of the date of this annual report on Form 20-F, €25 million of the convertible bonds were outstanding. Interest on the convertible bonds is payable on September 6 and March 6 of each year, and as of the date of this annual report on Form 20-F, TiGenix had paid us no interest on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. As of the date of this annual report on Form 20-F, the conversion rate was 106,236.0565 shares of TiGenix common stock per €100,000 principal amount of convertible bonds.

(33)                          Condensed Consolidating Financial Information

The High Yield Senior Unsecured Notes were issued by Grifols Shared Services North America Inc. (formerly Grifols, Inc.), which is a wholly-owned subsidiary of Grifols, S.A., and are jointly and severally, irrevocably and fully and unconditionally guaranteed by Grifols, S.A. and certain other of its wholly-owned subsidiaries (‘the Guarantors’). Supplemental condensed consolidating financial information is presented in Appendix VI comprising the Group’s income statements and cash flow statements, both consolidated, for Fiscal 2013 and Fiscal 2012 and its consolidated balance sheet as at December 31, 2013, showing the amounts attributable to Grifols, S.A., Grifols Shared Services North America Inc. (formerly Grifols, Inc.) and those of its other subsidiaries that were Guarantors as at December 31, 2013 separately from the amounts attributable to those of its subsidiaries that were not Guarantors.

On 5 March 2014, Grifols Worldwide Operations Limited, a wholly-owned subsidiary of Grifols, S.A., has issued the Senior Unsecured Notes (the “Notes”). These notes have replaced the High Yield Senior Unsecured Notes issued in 2011. The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities.  Supplemental condensed consolidating financial information is presented in Appendix VI comprising the Group’s income statement and cash flow statement, both consolidated, for Fiscal Year 2014 and its consolidated balance sheet as at December 31, 2014, showing the amounts attributable to Grifols, S.A., Grifols Worldwide Operations Limited and those of its other subsidiaries that were Guarantors as at December 31, 2014 separately from the amounts attributable to those of its subsidiaries that were not Guarantors.

The condensed consolidated financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered”, which is included in Appendix VI.

The Board of Directors of Grifols, S.A. approved these Consolidated Financial Statements on 31 March 2015.

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2014, 2013 and 2012

		Acquisition /			12/31/2014		12/31/2013		12/31/2012
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Logister, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	99.970%	0.030%	—	100.000%	—	100.000%

Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99.999%	0.001%	99.998%	0.002%	99.998%	0.002%

Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Biologicals, Inc.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

PlasmaCare, Inc.	1128 Main Street, Suite 300 Cincinnati (Ohio) United States	2006	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	100.000%	—

Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	80.000%	—	80.000%	—	80.000%	—

Grifols Therapeutics, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

GRI-CEI, S/A Produtos para transfusao	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	2012	Industrial	Production of bags for the extraction, separation, conservation and transfusion of blood components.	60.000%	—	60.000%	—	60.000%	—

Grifols Worldwide Operations Limited	70 Sir John Rogerson’s Quay Dublin 2 Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—	100.000%	—	—	—

Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	56.150%	—	56.150%	—	—	—

Proteomika, S.L.U	Parque Tecnológico de Vizcaya, Edificio 50448160 Derio (Vizcaya)Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	56.150%	—	56.150%	—	—

		Acquisition /			12/31/2014		12/31/2013		12/31/2012
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Progenika Latina, S.A. de CV	Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	56.150%	—	56.150%	—	—

Progenika Inc.	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States	2013	Industrial	Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general.	—	56.150%	—	56.150%	—	—

Preventia 2.0 Genetics, S.L. (merged with Progenika Biopharma S.A in 2014)	Calle Ercilla 17 - 3º 48009 Bilbao-Vicaya Spain	2013	Industrial	Research, development and commercialisation of diagnostic products, treatment of diseases and rendering of related services.	—	—	—	56.150%	—	—

Brainco Biopharma, S.L.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development of products for the treatment and diagnosis of psychiatric illnesses	—	28.423%	—	28.423%	—	—

Abyntek Biopharma, S.L.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Research, development and transfer of biotechnological products and processes, as well as the commercialiation of products and services related to the biosciences.	—	43.763%	—	43.763%	—	—

Asociación I+D Progenika	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	56.150%	—	56.150%	—	—

Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	100.000%	—	100.000%	—	—	—

Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	—	—	—

Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—

Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) Estados Unidos	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	99.260%	0.740%

Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—

		Acquisition /			12/31/2014		12/31/2013		12/31/2012
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30.000%	—	30.000%	—	30.000%

Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	—	100.000%	99.900%	0.100%	99.900%	0.100%

Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—

Grifols Brasil, Ltda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1970	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.980%	0.020%	99.990%	0.010%	99.990%	0.010%

Medion Diagnostics GmbH	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	80.000%	—	80.000%	—	80.000%

Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—

Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.000%	1.000%	99.000%	1.000%	99.000%	1.000%

		Acquisition /			12/31/2014		12/31/2013		12/31/2012
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Pharmaceutical Consulting (Shangai) Co., Ltd.	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	100.000%	—	—	—

Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	—	—

Grifols (H.K.), Limited	Units 1505-7 Bershire House, 25 Westlands Road Hong Kong	2014	Comercial	Distribution and sale of diagnostic products.	—	100.000%	—	—	—	—

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japón	2014	Comercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	—	—	—	—

Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Comercial	Distribution and sale of pharmaceutical products.	99.990%	0.010%	—	—	—	—

Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Ltd.	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100.000%	—	100.000%	100.000%	—

Arrahona Optimus, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2008	Services	Development and construction of offices and business premises.	99.995%	0.005%	99.990%	0.010%	99.990%	0.010%

Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—	100.000%	—	100.000%	—

Talecris Biotherapeutics Overseas Services, Corp.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Services	Provision of support services for the sale of biotherapeutic products outside the USA and participation in any other activity for which the companies may be organised in accordance with the General Corporation Law of Delware.	—	—	—	—	—	100.000%

Gri-Cel, S.A.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0.001%	99.999%	0.001%	99.999%	0.001%	99.999%

Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	—	66.150%	—	61.120%	—	51.000%

		Acquisition /			12/31/2014		12/31/2013		12/31/2012
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity accounted investees

Nanotherapix, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2010	Research	Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.	—	51.000%	—	51.000%	—	51.000%

VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	49.450%	—	40.000%	—	40.000%

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	35.000%	—	35.000%	—	—	—

TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	21.300%	—	21.300%	—	—

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	9.35%	—	14.038%	—	—

Kiro Robotics S.L	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	50.000%	—	—	—	—	—

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2014, 2013 and 2012

(Expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostic			Raw materials & others			Consolidated
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Revenues from external customers	2,513,510	2,448,824	2,325,088	94,800	97,131	95,870	620,022	130,339	134,341	127,052	65,438	65,645	3,355,384	2,741,732	2,620,944
Total operating income	2,513,510	2,448,824	2,325,088	94,800	97,131	95,870	620,022	130,339	134,341	127,052	65,438	65,645	3,355,384	2,741,732	2,620,944

Profit/(Loss) for the segment	949,993	980,835	888,094	(584)	139	1,177	122,083	(3,819)	9,291	106,445	38,970	44,538	1,177,937	1,016,125	943,100
Unallocated expenses										(320,248)	(280,005)	(283,016)	(320,248)	(280,005)	(283,016)
Operating profit													857,689	736,120	660,084
Finance result													(261,427)	(237,419)	(270,729)

Share of profit/(loss) of equity accounted investees	—	—	—	—	—	—	—	—	—	(6,582)	(1,165)	(1,407)	(6,582)	(1,165)	(1,407)
Income tax expense													(122,597)	(155,482)	(132,571)
Profit for the year after tax													467,083	342,054	255,377

Segment assets	5,013,457	4,501,977	4,581,022	94,971	81,500	79,947	1,628,232	215,990	144,833	794	394	15,792	6,737,454	4,799,861	4,821,594
Equity accounted investments		—	—		—	—		—	—	54,296	35,765	2,566	54,296	35,765	2,566
Unallocated assets										1,657,999	1,005,410	803,314	1,657,999	1,005,410	803,314
Total assets													8,449,749	5,841,036	5,627,474

Segment liabilities	256,710	230,412	264,160	9,429	241	397	233,165	14,801	12,040	—	—	—	499,304	245,454	276,597
Unallocated liabilities										5,287,557	3,488,378	3,470,136	5,287,557	3,488,378	3,470,136
Total liabilities													5,786,861	3,733,832	3,746,733

Other information:
Amortisation and depreciation	95,725	91,350	91,564	5,273	5,695	5,382	24,768	15,492	11,310	63,706	15,932	20,870	189,472	128,469	129,126
Expenses that do not require cash payments	4,053	(11,090)	11,683	(74)	141	248	(3,578)	337	247	(6,215)	2,979	4,946	(5,814)	(7,633)	17,124
Additions for the year of property, plant & equipment and intangible assets	188,698	129,475	140,880	14,241	8,514	6,435	46,272	24,408	12,003	42,981	19,582	14,154	292,192	181,979	173,472

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2014, 2013 and 2012

(Expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Subtotal			Raw material			Consolidated
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Net Revenue	214,558	200,036	206,374	448,244	356,289	345,390	2,042,700	1,694,361	1,632,154	522,830	425,608	371,382	3,228,332	2,676,294	2,555,300	127,052	65,438	65,644	3,355,384	2,741,732	2,620,944

Assets by geographical area	689,220	933,722	759,670	1,888,235	280,510	126,041	5,542,660	4,487,429	4,573,400	328,840	138,981	152,571	8,448,955	5,840,642	5,611,682	794	394	15,792	8,449,749	5,841,036	5,627,474

Other information:
Additions for the year of property, plant & equipment and intangible assets	53,223	55,978	51,014	69,366	14,847	3,081	160,195	106,274	114,109	9,408	4,880	5,268	292,192	181,979	173,472	—	—		292,192	181,979	173,472

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2014

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	2013	Additions	combinations	Transfers	Disposals	differences	2014

Development costs	111,788	4,218	—	—	(8,075)	98	108,029

Concessions, patents, licenses brands & similar	52,807	33	—	—	—	3,154	55,994

Computer software	97,627	15,935	—	3,625	(8,404)	8,209	116,992

Currently marketed products	893,925	—	—	—	—	118,253	1,012,178

Other intangible assets	11,526	30,959	50,705	—	—	10,607	103,797

Total cost of intangible assets	1,167,673	51,145	50,705	3,625	(16,479)	140,321	1,396,990

Accum. amort. of development costs	(57,830)	(5,283)	—	—	475	(129)	(62,767)

Accum. amort of concessions, patents, licenses, brands & similar	(21,418)	(1,026)	—	—	—	(700)	(23,144)

Accum. amort. of computer software	(63,115)	(7,295)	—	50	6,142	(4,085)	(68,303)

Accum. amort. of currently marketed products	(76,911)	(32,251)	—	—	—	(13,254)	(122,416)

Accum. amort. of other intangible assets	(1,940)	(45,368)	—	—	—	(4,708)	(52,016)

Total accum. amort intangible assets	(221,214)	(91,223)	0	50	6,617	(22,876)	(328,646)

Impairment of other intangible assets	(24)	41	—	—	—	—	17

Carrying amount of intangible assets	946,435	(40,037)	50,705	3,675	(9,862)	117,445	1,068,361

			(note 3 (a))

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2013

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	2012	Additions	combinations	Transfers	Disposals	differences	2013

Development costs	86,903	11,309	13,721	—	(98)	(47)	111,788

Concessions, patents, licenses brands & similar	53,975	41	2,717	(5)	(2,758)	(1,163)	52,807

Computer software	67,690	13,227	668	22,268	(4,545)	(1,681)	97,627

Currently marketed products	909,504	—	23,792	—	0	(39,371)	893,925

Other intangible assets	2,317	9,810	—	—	(238)	(363)	11,526

Total cost of intangible assets	1,120,389	34,387	40,898	22,263	(7,639)	(42,625)	1,167,673

Accum. amort. of development costs	(43,415)	(5,206)	(9,251)	—	—	42	(57,830)

Accum. amort of concessions, patents, licenses, brands & similar	(19,777)	(1,113)	(1,654)	1	863	262	(21,418)

Accum. amort. of computer software	(38,454)	(7,422)	(408)	(21,285)	3,773	681	(63,115)

Accum. amort. of currently marketed products	(48,001)	(32,221)	—	—	—	3,311	(76,911)

Accum. amort. of other intangible assets	(1,538)	(424)	—	—	—	22	(1,940)

Total accum. amort intangible assets	(151,185)	(46,386)	(11,313)	(21,284)	4,636	4,318	(221,214)

Impairment of other intangible assets	(109)	85	—	—	—	—	(24)

Carrying amount of intangible assets	969,095	(11,914)	29,585	979	(3,003)	(38,307)	946,435

			(note 3 (b))

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A.  AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2014

(Expressed in thousands of Euros)

	Balances at 2013	Additions	Business combination	Transfers	Disposals	Translation differences	Balances at 2014

Cost:

Land and buildings	209,663	27,866	47,619	3,596	(11,368)	27,892	305,268
Plant and machinery	920,871	83,538	35,979	46,078	(20,739)	85,105	1,150,832
Under construction	109,865	129,643	2,914	(53,197)	(9)	19,318	208,534

	1,240,399	241,047	86,512	(3,523)	(32,116)	132,315	1,664,634

Accumulated depreciation:

Buildings	(22,760)	(7,021)	—	(3)	1,216	(2,528)	(31,096)
Plant and machinery	(372,854)	(91,228)	(6,816)	(149)	17,626	(29,189)	(482,610)

	(395,614)	(98,249)	(6,816)	(152)	18,842	(31,717)	(513,706)

Impairment of other property, plant and equipment	(4,547)	2,263	(855)	—	—	(7)	(3,146)

Carrying amount	840,238	145,061	78,841	(3,675)	(13,274)	100,591	1,147,782

	(note 3 (a))

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A.  AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2013

(Expressed in thousands of Euros)

	Balances at 2012	Additions	Business combination	Transfers	Disposals	Translation differences	Balances at 2013

Cost:

Land and buildings	182,210	4,888	5,298	25,954	(923)	(7,764)	209,663
Plant and machinery	747,656	62,644	7,093	156,076	(27,028)	(25,570)	920,871
Under construction	213,178	80,060	8	(176,880)	(769)	(5,732)	109,865

	1,143,044	147,592	12,399	5,150	(28,720)	(39,066)	1,240,399

Accumulated depreciation:

Buildings	(15,082)	(6,399)	(605)	(1,717)	426	617	(22,760)
Plant and machinery	(312,716)	(75,684)	(4,517)	(4,412)	15,663	8,812	(372,854)

	(327,798)	(82,083)	(5,122)	(6,129)	16,089	9,429	(395,614)

Impairment of other property, plant and equipment	(5,139)	186	—	—	—	406	(4,547)

Carrying amount	810,107	65,695	7,277	(979)	(12,631)	(29,231)	840,238

	(note 3 (b))

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX  V

GRIFOLS, S.A.  AND SUBSIDIARIES

Statement of Liquidity for Distribution of Interim Dividend 2014

(Expressed in thousands of Euros)

Thousands of Euros
Forecast profits distributable for 2014:
Projected profits net of taxes until 31/12/2014	211,556
Less, charge required to legal reserve	0
211,556
Estimated profits distributable for 2014

Interim dividend distributed	85,944

Forecast cash for the period 20 October 2014 to 20 October 2015:
Cash balances at 20 October 2014	67,048
Projected amounts collected	508,971
Projected payments, including interim dividend	383,137

Projected cash balances at 20 October 2015	192,882

This appendix forms an integral part of note 15 to the consolidated financial statements.

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 December 2014

			Guarantor	Non- Guarantor	Consolidating
Assets	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/14
	(expressed in thousands of euros)
Non-current assets

Goodwill	0	0	1,130,634	22,224	2,021,874	3,174,732

Other intangible assets	6,286	52,579	935,890	39,037	34,569	1,068,361

Property, plant and equipment	78,052	33,307	869,344	167,079	0	1,147,782

Investments in Subsidiaries	1,641,832	29,145	3,396,726	40,427	(5,108,130)	0

Advances and notes between parent and subsidiaries	16,410	53,127	0	2,175	(71,412)	300

Investments in equity- accounted investees	0	0	0	0	54,296	54,296

Non-current financial assets	4,134	112	1,275	3,190	0	8,711

Deferred tax assets	11,422	0	29,381	33,631	8,011	82,445

Total non-current assets	1,758,136	168,270	6,363,250	307,763	(3,060,792)	5,536,627

Current assets
Inventories	3,724	814,631	343,678	196,372	(164,348)	1,194,057

Trade and other receivables
Trade receivables	32,883	289,052	825,977	572,274	(1,219,434)	500,752
Other receivables	8,051	2,549	5,855	27,837	(8,889)	35,403
Current income tax assets	47,191	44	30,358	2,000	0	79,593

Trade and other receivables	88,125	291,645	862,190	602,111	(1,228,323)	615,748

Advances and notes between parent and subsidiaries	222,111	2,663,515	213,199	98,293	(3,197,118)	0

Other current financial assets	9	0	0	493	0	502

Other current assets	4,891	965	13,692	4,121	0	23,669

Cash and cash equivalents	23,505	878,286	83,744	93,611	0	1,079,146

Total current assets	342,365	4,649,042	1,516,503	995,001	(4,589,789)	2,913,122

Total assets	2,100,501	4,817,312	7,879,753	1,302,764	(7,650,581)	8,449,749

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 December 2014

			Guarantor	Non- Guarantor	Consolidating
Equity and liabilities	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/14
	(expressed in thousands of euros)
Equity

Share capital	119,604	0	14,224	116,313	(130,537)	119,604

Share premium	910,728	56,505	1,793,469	108,808	(1,958,782)	910,728

Reserves	221,628	(2,675)	1,495,892	54,604	(681,112)	1,088,337

Treasury stock	(69,252)	0	0	(378)	378	(69,252)

Interim Dividend	(85,944)	(230,000)	0	0	230,000	(85,944)

Profit for the year attributable to the Parent	202,660	289,696	40,655	88,358	(151,116)	470,253

Total equity	1,299,424	113,526	3,344,240	367,705	(2,691,169)	2,433,726

Cash flow hedges	0	4,816	449	0	(21,076)	(15,811)

Other comprehensive income	0	0	0	(406)	0	(406)

Translation differences	0	30,281	443,331	13,915	(246,913)	240,614

Other comprehensive income	0	35,097	443,780	13,509	(267,989)	224,397

Equity attributable to the Parent	1,299,424	148,623	3,788,020	381,214	(2,959,158)	2,658,123

Non-controlling interests	0	0	0	0	4,765	4,765

Total equity	1,299,424	148,623	3,788,020	381,214	(2,954,393)	2,662,888

Liabilities

Grants	106	0	2,166	6,073	(1,564)	6,781

Provisions	0	0	988	5,965	0	6,953

Non-current financial liabilities	46,649	4,298,767	14,562	99,735	(305,083)	4,154,630

Deferred tax liabilities	8,334	3,681	438,728	2,945	85,098	538,786

Total non-current liabilities	55,089	4,302,448	456,444	114,718	(221,549)	4,707,150

Current liabilities

Provisions	0	0	140,075	22,078	(46,168)	115,985

Current financial liabilities	6,762	64,946	81,244	43,347	(1,573)	194,726

Debts with associates	639,917	91,928	2,481,525	(23,827)	(3,186,484)	3,059

Trade and other payables
Suppliers	42,675	160,785	782,331	686,165	(1,232,325)	439,631
Other payables	16,468	1,851	58,603	14,043	0	90,965
Current income tax liabilities	30,004	45,848	49	11,561	0	87,462

Total trade and other payables	89,147	208,484	840,983	711,769	(1,232,325)	618,058

Other current liabilities	10,162	883	91,462	53,465	(8,089)	147,883

Total current liabilities	745,988	366,241	3,635,289	806,832	(4,474,639)	1,079,711

Total liabilities	801,077	4,668,689	4,091,733	921,550	(4,696,188)	5,786,861

Total equity and liabilities	2,100,501	4,817,312	7,879,753	1,302,764	(7,650,581)	8,449,749

This appendix forms an integral part of note 33 to the consolidated financial statements

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

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 December 2013

			Guarantor	Non- Guarantor	Consolidating
Equity and liabilities	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/13
	(expressed in thousands of euros)
Equity

Share capital	119,604	0	41,274	52,968	(94,242)	119,604

Share premium	910,728	849,867	667,804	138,992	(1,656,663)	910,728

Reserves	189,039	(8,199)	702,010	83,563	(82,998)	883,415

Treasury stock	0	0	0	(378)	378	0

Interim Dividend	(68,755)	0	(90,000)	(20,500)	110,500	(68,755)

Profit for the year attributable to the Parent	171,407	(176,233)	588,202	(25,822)	(212,003)	345,551

Total equity	1,322,023	665,435	1,909,290	228,823	(1,935,028)	2,190,543

Cash flow hedges	(670)	(24,801)	(320)	0	0	(25,791)

Translation differences	0	69,113	(39,536)	(12,981)	(80,086)	(63,490)

Other comprehensive income	(670)	44,312	(39,856)	(12,981)	(80,086)	(89,281)

Equity attributable to the Parent	1,321,353	709,747	1,869,434	215,842	(2,015,114)	2,101,262

Non-controlling interests	0	0	0	0	5,942	5,942

Total equity	1,321,353	709,747	1,869,434	215,842	(2,009,172)	2,107,204

Liabilities

Grants	106	128	5,995	3,008	(2,203)	7,034

Provisions	0	0	3,800	402	0	4,202

Non-current financial liabilities	456,443	2,131,363	44,101	33,496	(112,192)	2,553,211

Deferred tax liabilities	4,284	37,395	65,161	(1,457)	348,706	454,089

Total non-current liabilities	460,833	2,168,886	119,057	35,449	234,311	3,018,536

Current liabilities

Provisions	0	0	6,566	6,462	38,431	51,459

Current financial liabilities	255,937	957,640	52,781	247,063	(1,255,277)	258,144

Debts with associates	2,683	0	0	0	0	2,683

Trade and other payables
Suppliers	50,986	114,086	347,472	111,765	(350,688)	273,621
Other payables	1,536	22,856	11,528	6,468	0	42,388
Current income tax liabilities	0	(18,430)	19,557	1,807	0	2,934

Total trade and other payables	52,522	118,512	378,557	120,040	(350,688)	318,943

Other current liabilities	7,726	9,939	44,535	28,243	(6,376)	84,067

Total current liabilities	318,868	1,086,091	482,439	401,808	(1,573,910)	715,296

Total liabilities	779,701	3,254,977	601,496	437,257	(1,339,599)	3,733,832

Total equity and liabilities	2,101,054	3,964,724	2,470,930	653,099	(3,348,771)	5,841,036

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2014

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Continuing Operations

Net revenue	90,616	2,096,938	2,940,867	3,119,906	(4,892,943)	3,355,384

Cost of sales	(6,986)	(1,352,604)	(2,061,558)	(2,501,496)	4,266,474	(1,656,170)

Gross Profit	83,630	744,334	879,309	618,410	(626,469)	1,699,214

Research and Development	(6,384)	(99,519)	(147,414)	(36,118)	108,682	(180,753)

Sales, General and Administration expenses	(122,008)	(244,353)	(297,702)	(450,218)	453,509	(660,772)

Operating Expenses	(128,392)	(343,872)	(445,116)	(486,336)	562,191	(841,525)

Operating Results	(44,762)	400,462	434,193	132,074	(64,278)	857,689

Finance income	13,356	131,455	4,560	1,951	(148,253)	3,069

Finance expenses	(54,151)	(140,897)	(386,758)	(16,141)	372,912	(225,035)

Change in fair value of financial instruments	2,250	(13,476)	(18,608)	0	8,850	(20,984)

Impairment and gains /(losses) on disposal of financial	3,555	(16,393)	(4,961)	(1,444)	19,238	(5)

Exchange losses	(16,982)	(27,209)	18,774	2,137	4,808	(18,472)

Dividends	271,685	0	0	12	(271,697)	0

Finance result	219,713	(66,520)	(386,993)	(13,485)	(14,142)	(261,427)

Share of losses of equity accounted investees	0	0	0	0	(6,582)	(6,582)

Profit before income tax from continuing operations	174,951	333,942	47,200	118,589	(85,002)	589,680

Income tax expense	27,709	(44,246)	(6,545)	(30,231)	(69,284)	(122,597)

Profit after income tax from continuing operations	202,660	289,696	40,655	88,358	(154,286)	467,083

Consolidated profit for the period	202,660	289,696	40,655	88,358	(154,286)	467,083

Profit attributable to the Parent	202,660	289,696	40,655	88,358	(151,116)	470,253
Loss attributable to non-controlling interest	0	0	0	0	(3,170)	(3,170)

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2013

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Continuing Operations

Net revenue	85,589	86,330	4,404,773	612,151	(2,447,111)	2,741,732

Cost of sales	(6,006)	0	(3,034,940)	(341,642)	2,058,708	(1,323,880)

Gross Profit	79,583	86,330	1,369,833	270,509	(388,403)	1,417,852

Research and Development	(4,350)	(19,358)	(112,404)	(14,271)	27,112	(123,271)

Sales, General and Administration expenses	(126,655)	(114,492)	(386,140)	(261,009)	329,835	(558,461)

Operating Expenses	(131,005)	(133,850)	(498,544)	(275,280)	356,947	(681,732)

Operating Results	(51,422)	(47,520)	871,289	(4,771)	(31,456)	736,120

Finance income	4,775	5,912	3,596	622	(10,036)	4,869

Finance expenses	(24,195)	(208,700)	(10,923)	(6,128)	9,955	(239,991)

Change in fair value of financial instruments	(757)	(1,113)	0	84	0	(1,786)

Impairment and gains /(losses) on disposal of financial	(7,256)	0	(3,545)	(12,663)	24,256	792

Exchange losses	6,778	(52)	(3,941)	(4,012)	(76)	(1,303)

Dividends	222,693	0	0	12	(222,705)	0

Finance result	202,038	(203,953)	(14,813)	(22,085)	(198,606)	(237,419)

Share of losses of equity accounted investees	0	0	0	0	(1,165)	(1,165)

Profit before income tax from continuing operations	150,616	(251,473)	856,476	(26,856)	(231,227)	497,536

Income tax expense	20,791	75,240	(268,274)	1,034	15,727	(155,482)

Profit after income tax from continuing operations	171,407	(176,233)	588,202	(25,822)	(215,500)	342,054

Consolidated profit for the period	171,407	(176,233)	588,202	(25,822)	(215,500)	342,054

Profit attributable to the Parent	171,407	(176,233)	588,202	(25,822)	(212,003)	345,551
Loss attributable to non-controlling interest	0	0	0	0	(3,497)	(3,497)

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2012

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Continuing Operations

Net revenue	74,180	73,149	4,019,222	459,674	(2,005,281)	2,620,944

Cost of sales	(5,332)	(1,981)	(2,739,062)	(325,939)	1,780,969	(1,291,345)

Gross Profit	68,848	71,168	1,280,160	133,735	(224,312)	1,329,599

Research and Development	(3,843)	(5,650)	(120,904)	(8,666)	14,620	(124,443)

Sales, General and Administration expenses	(77,340)	(77,453)	(451,808)	(113,022)	174,551	(545,072)

Operating Expenses	(81,183)	(83,103)	(572,712)	(121,688)	189,171	(669,515)

Operating Results	(12,335)	(11,935)	707,448	12,047	(35,141)	660,084

Finance income	6,479	18,603	22,858	1,459	(47,722)	1,677

Finance expenses	(26,286)	(259,375)	(39,460)	(6,820)	47,824	(284,117)

Change in fair value of financial instruments	21,049	(8,036)	—	—	—	13,013

Impairment and gains /(losses) on disposal of financial	2,826	—	(10,437)	(1,157)	10,875	2,107

Exchange losses	(208)	(308)	(1,822)	(1,071)	—	(3,409)

Dividends	63,990	—	—	87	(64,077)	—

Finance result	67,850	(249,116)	(28,861)	(7,502)	(53,100)	(270,729)

Share of losses of equity accounted investees	—	—	—	—	(1,407)	(1,407)

Profit before income tax from continuing operations	55,515	(261,051)	678,587	4,545	(89,648)	387,948

Income tax expense	6,453	109,932	(237,231)	(2,408)	(9,317)	(132,571)

Profit after income tax from continuing operations	61,968	(151,119)	441,356	2,137	(98,965)	255,377

Consolidated profit for the period	61,968	(151,119)	441,356	2,137	(98,965)	255,377

Profit attributable to the Parent	61,968	(151,119)	441,356	2,137	(97,656)	256,686
Loss attributable to non-controlling interest	—	—	—	—	(1,309)	(1,309)

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the year ended 31 December 2014

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)

Cash flows from operating activities

Profit before tax	174,951	333,942	47,200	118,589	(85,002)	589,680

Adjustments for:	(232,266)	584,434	58,790	71,768	18,507	501,233

Amortisation and depreciation	6,906	45,787	99,030	34,875	2,874	189,472

Other adjustments:	(239,172)	538,647	(40,240)	36,893	15,633	311,761

(Profit)/ losses on equity accounted investments	—	—	—	—	6,582	6,582

Exchange differences	—	—	—	—	—	—

Impairment of assets and net provision charges	(5,372)	16,393	(14,156)	13,436	(31,689)	(21,388)

(Profit) / losses on disposal of fixed assets	369	—	5,090	3,252	—	8,711

Government grants taken to income	—	—	(330)	(374)	—	(704)

Finance cost / (income)	(234,022)	61,849	345,060	8,952	52,115	233,954

Other adjustments	(147)	460,405	(375,904)	11,627	(11,375)	84,606

Changes in operating assets and liabilities	(18,982)	(944,760)	792,897	352,523	(86,397)	95,281

Change in inventories	(2,668)	(814,631)	576,212	59,477	84,587	(97,023)

Change in trade and other receivables	(19,271)	(290,887)	(165,812)	(179,159)	682,029	26,900

Change in current financial assets and other current assets	(2,044)	(965)	(2,344)	2,847	—	(2,506)

Change in current trade and other payables	5,001	161,723	384,841	469,358	(853,013)	167,910

Other cash flows from operating activities	244,668	17,995	(132,100)	(51,934)	(285,895)	(207,266)

Interest paid	(35,846)	(113,435)	(165,945)	(7,758)	147,460	(175,524)

Interest recovered	12,054	131,340	19,805	1,860	(161,658)	3,401

Dividends received	271,685	—	—	12	(271,697)	—

Income tax (paid) / received	(3,225)	90	14,040	(46,048)	—	(35,143)

Net cash from operating activities	168,371	(8,389)	766,787	490,946	(438,787)	978,928

Cash flows from investing activities

Payments for investments	(350,105)	(146,833)	(943,066)	(139,296)	43,773	(1,535,527)

Group companies and business units	(329,015)	(69,330)	(788,235)	(85,035)	36,663	(1,234,952)

Property, plant and equipment and intangible assets	(20,796)	(59,967)	(159,561)	(53,825)	7,110	(287,039)

Property, plant and equipment	(18,061)	(29,313)	(149,466)	(44,546)	5,492	(235,894)

Intangible assets	(2,735)	(30,654)	(10,095)	(9,279)	1,618	(51,145)

Other financial assets	(294)	(17,536)	4,730	(436)	—	(13,536)

Proceeds from the sale of investments	(1)	(1)	17,431	4,104	(7,110)	14,423

Property, plant and equipment	(1)	(1)	17,431	4,104	(7,110)	14,423

Associates	—	—	—	—	—	—

Other financial assets	—	—	—	—	—	—

Net cash used in investing activities	(350,106)	(146,834)	(925,635)	(135,192)	36,663	(1,521,104)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(69,252)	—	—	34,851	(34,851)	(69,252)

Issue	—	—	—	34,851	(34,851)	—

Payments for treasury stock	(69,252)	—	—	—	—	(69,252)

Sales of treasury stock	—	—	—	—	—	—

Proceeds from and payments for financial liability instruments	320,008	1,345,643	(240,576)	(363,983)	165,247	1,226,339

Issue	1,112,970	4,035,231	49,265	(324)	—	5,197,142

Redemption and repayment	(1,475,947)	(35,763)	(2,437,828)	(21,268)	3	(3,970,803)

Debts with group companies	682,985	(2,653,825)	2,147,987	(342,391)	165,244	—

Dividends and interest on other equity instruments	(156,007)	(230,000)	(40,000)	(1,701)	271,701	(156,007)

Dividends paid	(156,007)	(230,000)	(40,000)	(1,701)	271,701	(156,007)

Dividends received	—	—	—	—	—	—

Other cash flows from / (used in) financing activities	(45)	(183,207)	14,534	8,756	—	(159,962)

Financing costs included on the amortised costs of the debt	(45)	(183,207)	—	—	—	(183,252)

Other amounts received from / (used in) financing activities	—	—	14,534	8,756	—	23,290

Net cash from / (used in) financing activities	94,704	932,436	(266,042)	(322,077)	402,097	841,118

Effect of exchange rate fluctuations on cash	—	12,093	58,160	1,147	27	71,427

Net increase / (decrease) in cash and cash equivalents	(87,031)	789,306	(366,730)	34,824	—	370,369

Cash and cash equivalents at beginning of the period	110,536	88,980	450,474	58,787	—	708,777

Cash and cash equivalents at end of period	23,505	878,286	83,744	93,611	—	1,079,146

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the year ended 31 December 2013

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)

Cash flows from operating activities

Profit before tax	150,616	(251,473)	856,476	(26,856)	(231,227)	497,536

Adjustments for:	(197,464)	222,887	27,552	36,252	258,626	347,853

Amortisation and depreciation	5,786	4,092	55,929	14,338	48,324	128,469

Other adjustments:	(203,250)	218,795	(28,377)	21,914	210,302	219,384

(Profit)/ losses on equity accounted investments	—	—	—	—	1,165	1,165

Exchange differences	(6,778)	52	3,941	4,012	76	1,303

Impairment of assets and net provision charges	7,170	—	4,209	12,420	(19,188)	4,611

(Profit) / losses on disposal of fixed assets	1	726	(1,545)	601	4,906	4,689

Government grants taken to income	21	—	(626)	(525)	—	(1,130)

Finance cost / (income)	(203,663)	203,904	557	4,609	222,901	228,308

Other adjustments	(1)	14,113	(34,913)	797	442	(19,562)

Changes in operating assets and liabilities	(142,424)	65,489	(77,733)	(69,997)	264,997	40,332

Change in inventories	(126)	—	49,859	(16,097)	(16,359)	17,277

Change in trade and other receivables	16,391	(20,677)	(103,584)	(104,665)	176,841	(35,694)

Change in current financial assets and other current assets	(174,647)	(2,087)	592	(1,805)	175,335	(2,612)

Change in current trade and other payables	15,958	88,253	(24,600)	52,570	(70,820)	61,361

Other cash flows from operating activities	251,520	(185,612)	(123,740)	(9,799)	(226,079)	(293,710)

Interest paid	(16,186)	(137,330)	(9,119)	(3,099)	7,854	(157,880)

Interest recovered	4,662	24,516	(11,200)	(1,327)	(11,228)	5,423

Dividends received	222,693	—	—	12	(222,705)	—

Income tax (paid) / received	40,351	(72,798)	(103,421)	(5,385)	—	(141,253)

Net cash from operating activities	62,248	(148,709)	682,555	(70,400)	66,317	592,011

Cash flows from investing activities

Payments for investments	(129,376)	(28,394)	(115,065)	(64,914)	84,922	(252,827)

Group companies and business units	(119,049)	(1)	105	(30,609)	80,382	(69,172)

Property, plant and equipment and intangible assets	(9,019)	(19,055)	(115,139)	(34,176)	4,540	(172,849)

Property, plant and equipment	(5,265)	(11,240)	(104,954)	(18,209)	1,208	(138,460)

Intangible assets	(3,754)	(7,815)	(10,185)	(15,967)	3,332	(34,389)

Other financial assets	(1,308)	(9,338)	(31)	(129)	—	(10,806)

Proceeds from the sale of investments	237	239	20,679	177	(4,539)	16,793

Property, plant and equipment	237	239	20,679	177	(4,539)	16,793

Associates	—	—	—	—	—	—

Other financial assets	—	—	—	—	—	—

Net cash used in investing activities	(129,139)	(28,155)	(94,386)	(64,737)	80,383	(236,034)

Cash flows from financing activities

Proceeds from and payments for equity instruments	35,221	—	—	83,177	(83,177)	35,221

Issue	20,461	—	—	83,177	(83,177)	20,461

Acquisition of Owns Shares	(120,429)	—	—	—	—	(120,429)

Disposal of Own Shares	135,189	—	—	—	—	135,189

Proceeds from and payments for financial liability instruments	121,105	310,732	(391,849)	166,830	(286,231)	(79,413)

Issue	7,615	—	44,525	1,367	—	53,507

Redemption and repayment	(18,765)	(64,425)	(33,965)	(15,765)	—	(132,920)

Debts with group companies	132,255	375,157	(402,409)	181,228	(286,231)	—

Dividends and interest on other equity instruments	(69,138)	—	(194,407)	(28,301)	222,708	(69,138)

Dividends paid	(70,062)	—	(194,407)	(28,301)	222,708	(70,062)

Dividends received	924	—	—	—	—	924

Other cash flows from / (used in) financing activities	(731)	(13)	3,438	5,490	—	8,184

Financing costs included on the amortised costs of the debt	—	—	—	—	—	—

Other amounts received from / (used in) financing activities	(731)	(13)	3,438	5,490	—	8,184

Net cash from / (used in) financing activities	86,457	310,719	(582,818)	227,196	(146,700)	(105,146)

Effect of exchange rate fluctuations on cash	—	(13,171)	(402)	(1,808)	—	(15,381)

Net increase / (decrease) in cash and cash equivalents	19,566	120,684	4,949	90,251	0	235,450

Cash and cash equivalents at beginning of the period	90,970	304,251	25,607	52,499	—	473,327

Cash and cash equivalents at end of period	110,536	424,935	30,556	142,750	—	708,777

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the year ended 31 December 2012

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)

Cash flows from operating activities

Profit before tax	55,515	(261,051)	678,587	4,545	(89,647)	387,948

Adjustments for:	(61,305)	246,339	76,179	26,020	113,716	400,949

Amortisation and depreciation	7,118	1,932	61,255	10,186	48,635	129,126

Other adjustments:	(68,423)	244,407	14,924	15,834	65,081	271,823

(Profit)/ losses on equity accounted investments	—	—	—	—	1,407	1,407

Exchange differences	208	308	1,822	1,071	—	3,409

Impairment of assets and net provision charges	(2,982)	(97)	14,613	7,445	(10,875)	8,104

(Profit) / losses on disposal of fixed assets	5	9	11,973	555	—	12,542

Government grants taken to income	(233)	—	(539)	(158)	—	(930)

Finance cost / (income)	(65,549)	248,784	6,650	4,098	64,077	258,060

Other adjustments	128	(4,597)	(19,595)	2,823	10,472	(10,769)

Changes in operating assets and liabilities	37,858	(14,988)	1,619	2,736	(70,842)	(43,617)

Change in inventories	(35)	—	46,071	(5,614)	(25,913)	14,509

Change in trade and other receivables	(23,834)	(42,638)	31,651	(11,046)	90,125	44,258

Change in current financial assets and other current assets	57,508	(391)	(3,111)	15,329	(74,980)	(5,645)

Change in current trade and other payables	4,219	28,041	(72,992)	4,067	(60,074)	(96,739)

Other cash flows from operating activities	54,354	(168,942)	(44,812)	(9,966)	(68,797)	(238,163)

Interest paid	(19,792)	(155,880)	(27,881)	(5,016)	28,030	(180,539)

Interest recovered	7,135	3,244	24,195	1,099	(32,750)	2,923

Dividends received	63,990	—	—	87	(64,077)	—

Income tax (paid) / received	3,021	(16,306)	(41,126)	(6,136)	—	(60,547)

Net cash from operating activities	86,422	(198,642)	711,573	23,335	(115,570)	507,117

Cash flows from investing activities

Payments for investments	(24,597)	(10,178)	(159,726)	(27,380)	44,686	(177,195)

Group companies and business units	(14,356)	—	(27,444)	(12,858)	43,591	(11,067)

Property, plant and equipment and intangible assets	(10,241)	(10,178)	(132,282)	(14,522)	1,095	(166,128)

Property, plant and equipment	(8,622)	(5,151)	(119,561)	(13,469)	775	(146,028)

Intangible assets	(1,619)	(5,027)	(12,721)	(1,053)	320	(20,100)

Other financial assets	—	—	—	—	—	—

Proceeds from the sale of investments	30,687	1	81,877	1,651	(1,456)	112,760

Property, plant and equipment	310	(1)	79,905	1,138	(1,456)	79,896

Associates	—	—	1,883	—	—	1,883

Other financial assets	30,377	2	89	513	—	30,981

Net cash used in investing activities	6,090	(10,177)	(77,849)	(25,729)	43,230	(64,435)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(9)	—	10,000	40,586	(50,586)	(9)

Issue	—	—	10,000	40,586	(50,586)	—

Acquisition of Owns Shares	(5,194)	—	—	—	—	(5,194)

Disposal of Own Shares	5,185	—	—	—	—	5,185

Proceeds from and payments for financial liability instruments	(55,727)	382,948	(641,783)	1,178	57,815	(255,568)

Issue	521	—	14,879	—	10,327	25,727

Redemption and repayment	(43,848)	(204,490)	(13,756)	(8,875)	(10,327)	(281,296)

Debts with group companies	(12,400)	587,438	(642,906)	10,053	57,815	—

Dividends and interest on other equity instruments	—	—	(60,939)	(3,138)	64,077	—

Other cash flows from / (used in) financing activities	(7,045)	(35,856)	(8,045)	160	1,034	(49,752)

Financing costs included on the amortised costs of the debt	(7,935)	(35,817)	—	—	—	(43,752)

Other amounts received from / (used in) financing activities	890	(39)	(8,045)	160	1,034	(6,000)

Net cash from / (used in) financing activities	(62,781)	347,092	(700,767)	38,786	72,340	(305,329)

Effect of exchange rate fluctuations on cash	—	(3,270)	(1,121)	(221)	—	(4,612)

Net increase / (decrease) in cash and cash equivalents	29,731	135,003	(68,164)	36,171	—	132,741

Cash and cash equivalents at beginning of the period	61,239	169,248	93,771	16,328	—	340,586

Cash and cash equivalents at end of period	90,970	304,251	25,607	52,499	—	473,327

This appendix forms an integral part of note 33 to the consolidated financial statements