Form 20-F
period 2015-12-31
Grifols SA
filed 2016-04-05
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

213,064,899 Class A Shares

130,712,555 Class B Shares

GRIFOLS, S.A.

PART III		138

Item 17.	FINANCIAL STATEMENTS	138

Item 18.	FINANCIAL STATEMENTS	138

Item 19.	EXHIBITS	138

GENERAL INFORMATION

As used in this annual report on Form 20-F, unless the context otherwise requires or as is otherwise indicated:

•                                          all references to “Grifols,” the “Company,” “we,” “us” and “our” refer to Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain, and our consolidated subsidiaries; and

•                                          all references to the “Group” or the “Grifols Group” are to Grifols, S.A. and the group of companies owned or controlled by Grifols, S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The basis of presentation of financial information of Grifols in this document is in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and other legislative provisions containing the applicable legislation governing our financial information, unless indicated otherwise.

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

The following tables present our consolidated financial data for the periods and as of the dates indicated.  Our consolidated balance sheet data as of December 31, 2015 and 2014 and our consolidated statement of profit or loss data for the years ended December 31, 2015, 2014 and 2013 is derived from our audited consolidated financial statements for those years, which are included in this annual report on Form 20-F.  Our consolidated balance sheet data as of December 31, 2013, 2012 and 2011 and our consolidated statement of profit or loss data for the years ended December 31, 2012 and 2011 is derived from our consolidated financial statements for those years, which are not included in this Form 20-F.

	As of December 31,
Consolidated Balance Sheet Data	2015	2014	2013	2012	2011
	(in thousands of euros)
ASSETS
Goodwill	3,532,359	3,174,732	1,829,141	1,869,899	1,895,101
Other intangible assets	1,161,572	1,068,361	946,435	969,095	1,008,307
Property, plant and equipment	1,644,402	1,147,782	840,238	810,107	775,869
Investments in equity accounted investees	76,728	54,296	35,765	2,566	1,001
Non-current financial assets	30,388	9,011	15,196	16,526	12,401
Deferred tax assets	66,794	82,445	34,601	24,717	18,106
Total non-current assets	6,512,243	5,536,627	3,701,376	3,692,910	3,710,785

	As of December 31,
Consolidated Balance Sheet Data	2015	2014	2013	2012	2011
	(in thousands of euros)
Inventories	1,431,391	1,194,057	946,913	998,644	1,030,341
Trade and other receivables
Trade receivables	362,406	500,785	385,537	366,022	408,263
Other receivables	60,520	35,370	36,511	43,833	108,616
Current income tax assets	60,270	79,593	43,533	37,318	15,110
Trade and other receivables	483,196	615,748	465,581	447,173	531,989
Other current financial assets	1,294	502	1,200	460	16,904
Other current assets	31,091	23,669	17,189	14,960	9,395
Cash and cash equivalents	1,142,500	1,079,146	708,777	473,327	340,586
Total current assets	3,089,472	2,913,122	2,139,660	1,934,564	1,929,215
Total Assets	9,601,715	8,449,749	5,841,036	5,627,474	5,640,000
EQUITY AND LIABILITIES
Share capital	119,604	119,604	119,604	117,882	117,882
Share premium	910,728	910,728	910,728	890,355	890,355
Reserves	1,371,061	1,088,337	883,415	620,144	568,274
Treasury stock	(58,575)	(69,252)	0	(3,060)	(1,927)
Interim dividend	(119,615)	(85,944)	(68,755)	0	0
Profit for the year attributable to the Parent	532,145	470,253	345,551	256,686	50,307
Total equity	2,755,348	2,433,726	2,190,543	1,882,007	1,624,891
Cash flow hedges	3,329	(15,811)	(25,791)	(33,036)	(21,184)
Other comprehensive income	3,035	(406)	—	—	—
Translation differences	534,491	240,614	(63,490)	27,797	58,800
Other comprehensive expenses	540,855	224,397	(89,281)	(5,239)	37,616
Equity attributable to the Parent	3,296,203	2,658,123	2,101,262	1,876,768	1,662,507
Non-controlling interests	5,187	4,765	5,942	3,973	2,487
Total Equity	3,301,390	2,662,888	2,107,204	1,880,741	1,664,994
LIABILITIES
Grants	13,120	6,781	7,034	5,855	1,366
Provisions	4,980	6,953	4,202	3,348	11,502
Non-current financial liabilities	4,597,654	4,154,630	2,553,211	2,690,819	2,945,788
Deferred tax liabilities	631,565	538,786	454,089	453,846	370,723
Total non-current liabilities	5,247,319	4,707,150	3,018,536	3,153,868	3,328,929
Provisions	123,049	115,985	51,459	55,139	81,112
Current financial liabilities	262,497	194,726	258,144	195,578	162,296
Debts with associates	443	3,059	2,683	2,668	2,435
Trade and other payables
Suppliers	409,986	439,631	273,621	228,405	280,722
Other payables	106,171	90,965	42,388	27,357	27,335
Current income tax liabilities	16,196	87,462	2,934	5,679	4,691
Total trade and other payables	532,353	618,058	318,943	261,441	312,748
Other current liabilities	134,664	147,883	84,067	78,039	87,486
Total current liabilities	1,053,006	1,079,711	715,296	592,865	646,077
Total Liabilities	6,300,325	5,786,861	3,733,832	3,746,733	3,975,006
Total Equity and Liabilities	9,601,715	8,449,749	5,841,036	5,627,474	5,640,000

	For the Year Ended December 31,
Consolidated Statement of Profit or Loss Data	2015	2014	2013	2012	2011(1)
	(in thousands of euros)
Continuing Operations
Net revenue	3,934,563	3,355,384	2,741,732	2,620,944	1,795,613
Cost of sales	(2,003,565)	(1,656,170)	(1,323,880)	(1,291,345)	(968,133)
Gross Profit	1,930,998	1,699,214	1,417,852	1,329,599	827,480
Research and development	(224,193)	(180,753)	(123,271)	(124,443)	(89,360)
Selling, general and administration expenses	(736,435)	(660,772)	(558,461)	(545,072)	(459,259)
Operating Expenses	(960,628)	(841,525)	(681,732)	(669,515)	(548,619)
Operating Result	970,370	857,689	736,120	660,084	278,861
Finance income	5,841	3,069	4,869	1,677	5,761
Finance costs	(240,335)	(225,035)	(239,991)	(284,117)	(200,562)
Change in fair value of financial instruments	(25,206)	(20,984)	(1,786)	13,013	1,279
Impairment and gains/(losses) on disposal of financial instruments	—	(5)	792	2,107	(805)
Exchange differences	(12,140)	(18,472)	(1,303)	(3,409)	(3,477)
Finance result	(271,840)	(261,427)	(237,419)	(270,729)	(197,774)
Share of (losses) of equity accounted investees	(8,280)	(6,582)	(1,165)	(1,407)	(1,064)
Profit before income tax from continuing operations	690,250	589,680	497,536	387,948	80,023
Income tax expense	(158,809)	(122,597)	(155,482)	(132,571)	(29,795)
Profit after income tax from continuing operations	531,441	467,083	342,054	255,377	50,228
Consolidated profit for the year	531,441	467,083	342,054	255,377	50,228
Profit attributable to the Parent	532,145	470,253	345,551	256,686	50,037
(Loss) attributable to non-controlling interests	(704)	(3,170)	(3,497)	(1,309)	(79)
Basic earnings per ordinary share(2)	0.78	0.69	0.51	0.75	0.16
Average number of shares(2)	685,283,873	685,344,936	681,010,595	342,701,194	308,036,270
Basic earnings per ordinary share from continuing operations(2)	0.78	0.69	0.51	0.75	0.16
Cash dividend per ordinary share	0.65	0.45	0.20	—	—
Cash dividend per preference share	0.66	0.46	0.21	—	—

(1)                                 In 2012, we changed the presentation of the consolidated statement of profit or loss data by functions instead of by nature.  We believe that this will enable a better understanding of the profitability of our business.  Consequently, comparative data for 2011 has also been modified, to conform to the current presentation.

(2)                                 On January 4, 2016 the share split approved on December 3, 2015 by the Company’s board of directors became effective. The share split entails that the nominal value of the new Class A shares becomes €0.25 per share (previously €0.50 per share), whilst the nominal value of the new Class B shares becomes €0.05 per share (previously €0.10 per share). In line with the audited financial statements attached hereon as an exhibit, average number of shares and basic earnings per ordinary share for 2015, have been calculated taking the split into consideration and comparative data for 2014 and 2013 has been modified accordingly. Consequently, the data for 2012 and 2011 is not comparable.

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2015	2014	2013	2012	2011
	(in thousands of euros)
Consolidated profit for the year	531,441	467,083	342,054	255,377	50,228
Other comprehensive expenses
Items for reclassification to profit or loss
Translation differences	290,635	303,077	(91,610)	(31,016)	109,607
Equity accounted investees(1)	2,673	1,287	(359)	0	0
Cash flow hedges — effective part of changes in fair value	55,305	34,556	22,943	(25,140)	(33,871)
Cash flow hedges — amounts taken to profit and loss	(25,206)	(20,711)	(11,471)	6,300	2,870
Other comprehensive income	4,575	(406)	—	—	—
Tax effect	(12,093)	(3,865)	(4,227)	6,988	11,568

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2015	2014	2013	2012	2011
	(in thousands of euros)
Other comprehensive income/(loss) for the year, after tax	315,889	313,938	(84,724)	(42,868)	90,174
Total comprehensive income for the year	847,330	781,021	257,330	212,509	140,402
Total comprehensive income attributable to the Parent	848,603	783,931	261,509	213,831	140,407
Total comprehensive income/(expense) attributable to non-controlling interests	(1,273)	(2,910)	(4,179)	(1,322)	(5)

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

As used in this annual report on Form 20-F, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.  The Noon Buying Rate for the euro on March 25, 2016 was $1.1164 = €1.00.  The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro.  Amounts are expressed in U.S. dollars per €1.00.

Annual Data (Year Ended December 31,)	Period End ($)	Average Rate ($) (1)	High ($)	Low ($)
2011	1.2926	1.4002	1.4875	1.2926
2012	1.3186	1.2902	1.3463	1.2062
2013	1.3766	1.3281	1.3816	1.2774
2014	1.2098	1.3285	1.3934	1.2098
2015	1.0859	1.1100	1.2101	1.0524

Source:  Federal Reserve Bank of New York

(1)                                 The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Recent Monthly Data	High ($)	Low ($)
September 2015	1.1358	1.1104
October 2015	1.1437	1.0963
November 2015	1.1042	1.0563
December 2015	1.1025	1.0573
January 2016	1.0964	1.0743
February 2016	1.1362	1.0888
March 2016 (through March 25)	1.1316	1.0845

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

On November 10, 2013, we entered into a share and asset agreement, or the Novartis Agreement, with Novartis Vaccines and Diagnostics, Inc., or NVD, and, solely as a Guarantor, Novartis Corporation, or Novartis, which was subsequently amended on December 27, 2013 and January 9, 2014, to acquire Novartis’ diagnostic business.  The transactions contemplated by the Novartis Agreement are referred to herein as the Novartis Acquisition.  In connection with the Novartis Acquisition, we (i) entered into a credit and guaranty agreement dated as of February 27, 2014, as amended, or the Credit Facilities, which consists of the “Senior Term Loans” and the “Revolving Loans” and (ii) issued $1.0 billion aggregate principal amount of 5.25% senior notes due 2022, or the Notes.  As of the date of this annual report on Form 20-F, no amounts have been drawn on the Revolving Loans.  On October 28, 2015, Grifols Worldwide Operations Limited entered into a loan agreement with the European Investment Bank for a term loan of €100 million, or the European Investment Bank Term Loan. As of December 31, 2015, we had the equivalent of $5.3 billion of indebtedness outstanding.  See Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit,” for terms of the Credit Facilities, Notes, European Investment Bank Term Loan and for more detailed information.

Our high level of indebtedness could have significant adverse effects on our business, such as:

•                                          making it more difficult for us to satisfy our obligations with respect to our outstanding debt;

•                                          making us more vulnerable to economic downturns and adverse developments in our business;

•                                          impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

•                                          reducing the funds available to us for operations and other purposes due to the substantial portion of our cash flow from operations which we use to pay interest on our indebtedness;

•                                          placing a prior ranking claim on the underlying assets of all of the indebtedness outstanding under our purchase money indebtedness, equipment financing and real estate mortgages;

•                                          limiting our ability to fund a change of control offer;

•                                          placing us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•                                          limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•                                          restricting us from making strategic acquisitions or exploiting other business opportunities.

We expect to use cash flow from operations to pay our expenses and amounts due under our outstanding indebtedness.  Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control.  Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs.  If we do not have enough money, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money.  We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all.  In addition, the terms of existing or future debt agreements, including the Credit Facilities, the European Investment Bank Term Loan and the indenture governing the Notes, may restrict us from adopting any of these alternatives.  The failure to generate sufficient cash flow or to achieve any of these alternatives could materially and adversely affect our business, results of operations and financial condition.

Despite our substantial indebtedness, we may still incur significantly more debt.  This could exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future.  Our business is capital intensive, and we regularly seek additional capital.  Although the indenture governing the Notes, the Credit Facilities and the European Investment Bank Term Loan contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions, including secured debt, could be substantial.  Adding additional debt, including under the Credit Facilities, to current debt levels could exacerbate the leverage related risks described above.  For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources — Sources of Credit.”

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

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.  We may need to refinance all or a portion of our indebtedness on or before the maturity of such indebtedness.  We cannot assure you that we will be able to refinance any of our indebtedness, including the Credit Facilities, our Notes and the European Investment Bank Term Loan, on commercially reasonable terms or at all.

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

A breach of any of these covenants could result in a default under our Credit Facilities and/or our Notes and/or the European Investment Bank Term Loan.  Upon the occurrence of an event of default under the Credit Facilities, the lenders could elect to declare all amounts outstanding under the Credit Facilities to be immediately due and payable and terminate all commitments to extend further credit.  If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness.  We have pledged a significant portion of our assets as collateral under the Credit Facilities.  If the lenders under the Credit Facilities accelerate the repayment of borrowings, we may not have sufficient assets to repay the Credit Facilities and our other indebtedness, including our Notes.  Our borrowings under the Credit Facilities are at variable rates of interest and expose us to interest rate risk.  If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

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

As a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations.  Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; we are not required to file financial statements prepared in accordance with United States generally accepted accounting principles; and we are not required to comply with SEC Regulation FD, which imposes certain restrictions on the selective disclosure of material information.  In addition, our officers, directors and principal shareholders are not subject to the reporting or short-swing profit recovery provisions of Section 16 of the Exchange Act or the rules under the Exchange Act with respect to their purchases and sales of our Class A shares or Class B shares.  Accordingly, you may receive less information about us than you would receive about a company incorporated in the U.S. and may be afforded less protection under the U.S. federal securities laws than you would be afforded with respect to a company incorporated in the U.S.  If we lose our status as a foreign private issuer at some future time, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the U.S.  The costs incurred in fulfilling these additional regulatory requirements could be substantial.

Additionally, pursuant to The NASDAQ Stock Market LLC, or NASDAQ, “Listing Rules,” as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3).  We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3).  See Item 16.G. of Part II, “Corporate Governance.”

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

The Grifols family and Scranton Enterprises B.V. own, directly and indirectly, 36.4% of our Class A shares.  The Class A shares exercise 100% of the voting control of our company.  As a result, the Grifols family and Scranton Enterprises B.V. may exercise significant influence over matters requiring shareholders’ approval, including, among other things, the election of our board of directors, or the Board, dividend policy and certain fundamental corporate action, such as the issuance of bonds, a merger or a dissolution.  Conflicts may arise between the interests of the principal shareholders and those of the other shareholders, and the principal shareholders may choose to resolve the conflict in a way that does not coincide with the interests of the other shareholders.

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

•                                          potential or actual sales of blocks of our Class B ADSs in the market by any shareholder or short selling of our Class B ADSs.  Any such transaction could occur at any time or from time to time, with or without notice to us;

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

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (collectively, the “Spanish Stock Exchanges”).  The majority of the transactions conducted on the Spanish Stock Exchanges are done through the Spanish Automated Quotation System (Sistema de Inteconexión Bursátil Español, or SIBE).

Our Class A shares and Class B shares are listed on the Spanish Stock Exchanges and quoted on SIBE in euros.  In addition, our Class B shares are traded in the U.S. on the NASDAQ Global Select Market in the form of ADSs, evidenced by American Depositary Receipts, or ADRs, in U.S. dollars.  Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our shares, which may result in heavy trading by investors seeking to exploit such differences.  This may increase the volatility of, and have an adverse effect on, the price of our shares or ADSs.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in Spain of any shares withdrawn from the ADR depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our shares represented by the ADSs could also decline.

Subscription (or preemptive) rights may be unavailable to U.S. holders of our shares or ADSs.

In the case of a future increase of our registered share capital, existing shareholders will generally be entitled to subscription (or preemptive) rights pursuant to Spanish law, unless waived by a resolution of the shareholders or, if such power has been delegated to the Board pursuant to a shareholders’ resolution, by a resolution of the Board and except in certain situations, such as capital increases made for an in-kind contribution, in which subscription (or preemptive) rights are not applicable by law.  Holders of the Class B shares will generally not have a right to vote on any resolution on a capital increase or on the waiver of subscription (or preemptive) rights, unless such resolution does not treat the Class B shares in the same way as the Class A shares, except in the limited circumstances set out in the Articles of Association of Grifols, S.A. as amended, or the Articles of Association.

Even if preemptive rights are granted, holders of our ADSs or U.S. resident shareholders may not be able to exercise subscription (or preemptive) rights, in which case holders of our ADSs could be substantially diluted, unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to such rights and the shares for which they give such right or an exemption from the registration requirements of the Securities Act is available.

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

We are a company organized under the laws of Spain, and many of our subsidiaries are also incorporated outside of the U.S.  A substantial portion of our assets and the assets of our subsidiaries are located outside of the U.S.  In addition, nearly all of our directors and officers and certain of our subsidiaries’ officers and directors are nationals or residents of countries other than the U.S., and all or a substantial portion of such persons’ assets are located outside the U.S.  As a result, it may be difficult for investors to effect service of process within the U.S. upon us, certain of our subsidiaries or their directors or officers with respect to matters arising under the Securities Act or to enforce against them judgments of courts of the U.S. predicated upon civil liability under the Securities Act.  It may also be difficult to recover fully in the U.S. on any judgment rendered against such persons or against us or certain of our subsidiaries.

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

While we expect to write off small amounts of work in process inventories in the ordinary course of business due to the complex nature of plasma, our processes and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations.  Such write-offs and other costs could cause material fluctuations in our profitability.  Furthermore, contamination of our products could cause investors, consumers or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect our sales and profits.  In addition, faulty or contaminated products that are unknowingly distributed could result in patient harm, threaten the reputation of our products and expose us to product liability damages and claims.

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

Our manufacture of intermediate immunoassay antigens and antibodies to screen human donated blood and blood products is also a complex biologic process subject to substantial production risks.

Once our products are approved and marketed, we must continually monitor them for signs that their use may result in serious and unexpected side effects, which could jeopardize our reputation and our ability to continue marketing our products.  We may also be required to conduct post-approval clinical trials as a condition to licensing a product.

As for all pharmaceutical products, the use of our products sometimes produces undesirable side effects or adverse reactions or events, (collectively, “adverse events”).  For the most part, these adverse events are known, are expected to occur at some frequency and are described in the products’ labeling.  Known adverse events of a number of our products include allergic or anaphylactic reactions including shock and the transmission of infective agents.  Further, the use of certain products sometimes produces additional adverse events, which are detailed below.

•                                          The use of albumin sometimes produces the following adverse events:  hypervolemia, circulatory overload, pulmonary edema, hyperhydration and allergic manifestations including urticaria, chills, fever and changes in respiration, pulse and blood pressure.

•                                          The use of blood clotting factor ix, or Factor IX, sometimes produces the following adverse events:  the induction of neutralizing antibodies; thromboembolism, including myocardial infarction; disseminated intravascular coagulation; venous thrombosis and pulmonary embolism; and in the case of treatment for immune tolerance induction, nephrotic syndrome.

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

•                                          The use of Koate®-DVI, which we license exclusively in the U.S. to Kedrion S.p.A, a corporation organized under the laws of Italy, sometimes produces the following adverse events:  allergic type reactions; tingling in the arm; ear and face; blurred vision; headache; nausea; stomach ache; and a jittery feeling.

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

The manufacturing processes for our products are governed by detailed written procedures and governmental regulations that set forth cGMP requirements for blood , blood products and other products.  Our quality operations unit monitors compliance with these procedures and regulations, and the conformance of materials, manufacturing intermediates and final products to their specifications.  Failure to adhere to established procedures or regulations, or to meet a specification, could require that a product or material be rejected and destroyed.

Our adherence to cGMP regulations and the effectiveness of our quality systems are periodically assessed through inspections of our facilities by the U.S. Food and Drug Administration, or the FDA, and analogous regulatory authorities of other countries.  If deficiencies are noted during an inspection, we must take action to correct those deficiencies and to demonstrate to the regulatory authorities that our corrections have been effective.  If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall product or suspend operations until appropriate measures can be implemented.  We are also required to report certain deviations from procedures to the FDA and even if we determine that the deviations were not material, the FDA could require us to take similar measures.  Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP.  These changes may cause us to incur costs without improving our profitability or the safety of our products.  For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time consuming and could delay or prevent the manufacturing of a product or launch of a new product.

Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval or revalidation of the manufacturing processes and procedures in accordance with cGMP regulations.  There may be comparable foreign requirements.

For example, we finished the construction of a new fractionation plant at our facility, located Parets del Vallès, near Barcelona, Spain, or the Parets facility, in 2014. The new Parets fractionation plant was approved by the FDA in 2014.  In 2014, we also completed construction and received FDA approval of a new fractionation plant at our Clayton, North Carolina plasma fractionation and manufacturing facility, which we refer to as our Clayton facility. Our new immunoglobulin purification facility located in Los Angeles, California, which we refer to as our Los Angeles facility,  was completed and approved by the FDA in the fourth quarter of 2014 and started operations in 2015. We are also in the process of constructing a new, upgraded facility to assume production of the intermediate immunoassay antigen and antibody products now manufactured at our facility in Emeryville, California, or our Emeryville facility. To validate our manufacturing processes and procedures following completion of our upgraded facilities, we must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at our other facilities.  To provide such a comparative analysis, both the existing processes and the processes that we expect to be implemented at our upgraded facilities must comply with the regulatory standards prevailing at the time that our expected upgrade is completed. In addition, regulatory requirements, including cGMP regulations, continually evolve.  Failure to adjust our operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

Regulatory authorities, including the FDA and the European Medicines Agency, or the EMA, routinely inspect our facilities to assess ongoing compliance with cGMP.  If the FDA, the EMA or other regulatory authorities find our facilities to be out of compliance, our ongoing operations or plans to expand would be adversely affected.

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

Our current business plan envisages an increase in the production of plasma derivative products, which depends on our ability to increase plasma collections or improve product yield.  The ability to increase plasma collections may be limited, our supply of plasma could be disrupted or the cost of plasma could increase substantially, as a result of numerous factors, including:

•                                          A reduction in the donor pool.  Regulators in most of the largest markets for plasma derivative products, including the U.S., restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products.  For example, the appearance of the variant Creutzfeldt Jakob, or mad cow, disease, resulted in the suspension of the use of plasma collected from U.K. residents and concern over the safety of blood products, which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool, significantly reducing the potential donor pool.  The appearance of new viral strains could further reduce the potential donor pool.  Also, improvements in socioeconomic conditions in the areas in which our and our suppliers’ plasma collection centers are located could reduce the attractiveness of financial incentives for potential donors, resulting in increased fees paid to donors or a reduction in the number of donors.

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

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be approved by the regulatory authorities, such as the FDA and the EMA, of those countries in which we sell our products.  When a new plasma collection center is opened and on an ongoing basis after its approval, it must be inspected by the FDA and the EMA for compliance with cGMP and other regulatory requirements, and these regulatory requirements are subject to change.  For example, on May 22, 2015 the FDA issued a long-awaited final rule addressing the collection of blood components, such as plasma, intended for transfusion or further manufacturing use, including requirements with respect to donor education, donor history and donor testing.  The final rule is scheduled to become effective on May 23, 2016.  While we believe that our centers will timely adopt the new regulations, which generally reflect our current approaches, the compliance efforts may increase our costs. An unsatisfactory inspection could prevent a new center from being approved for operation or risk the suspension or revocation of an existing approval.

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

We plan to obtain our supplies of plasma for use in our manufacturing processes through collections at our plasma collection centers and through selective acquisitions or remodeling and relocations of existing centers.  This strategy is dependent upon our ability to successfully integrate new centers, to obtain FDA and other necessary approvals for any centers not yet approved by the FDA, to maintain a cGMP compliant environment in all centers and to attract donors to our centers.

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

We have historically derived a significant portion of our net sales from our immunoglobulin products, including our IVIG products.  In 2015, our IVIG products accounted for approximately 39% of our net sales.  If any of these IVIG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue.  Similarly, if either Flebogamma® or Gamunex®-C/Gamunex® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected.  Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

Our products face increased competition.

Our products have experienced increased competition.  Each of Baxalta, Biotest, CSL Behring, Kedrion and Octapharma has a 10% liquid IVIG product in the U.S.  Both Octapharma and Bio Products Laboratory have launched 5% liquid IVIG products.  As competition has increased, some of our competitors have discounted the price of IVIG products as many customers have become increasingly price sensitive with respect to IVIG products.  If customers demand lower priced products, we may lose sales or be forced to lower our prices.

Until December 2002, Talecris’ A1PI product, Prolastin® A1PI, was the only plasma product licensed and marketed for the therapy of congenital alpha-1 antitrypsin deficiency-related emphysema in the U.S.  Baxter (now Baxalta) and CSL Behring received licenses for Aralast and Zemaira, respectively, which were launched in the U.S. in 2003. In addition, Kamada Ltd. received approval of its biological license application, or BLA, for its A1PI, Glassia, on July 1, 2010.

Of our competitors that are currently pursuing licensing trials in Europe, one offers a more concentrated intravenous formulation than the ones we offer in Europe.  Should this, or one of our other competitors receive approvals in Europe sooner than expected, it will impact our unit volumes and share of sales. Our current and future competitors may increase their sales, lower their prices or change their distribution model, causing harm to our product sales and financial condition.  Also, if the attrition rate of our A1PI patient base accelerates faster than we have forecast, we would have fewer patients and lower sales volume.  LFB Biomedicaments has a license in France for Alfalastin. In 2015, the European Commission granted marketing authorization for CSL’s Respreeza® in all European Union member states.

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

In addition, our plasma-derived products face competition from non-plasma products and other courses of treatments.  For example, in 2008, GSK and Amgen launched thrombopoietin inhibitors targeting Immune Thrombocytopenic Purpura, or ITP, patients, which may reduce the demand for IVIG to treat ITP.

Other new treatments, such as small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used.  Recombinant Factor VIII and Factor IX products, which are currently available and widely used in the U.S. and Europe, compete with our plasma-derived product in the treatment of hemophilia A and B and are perceived by many to have lower risks of disease transmission.  Additional recombinant products, some with extended half-lives, could compete with our products and reduce the demand for our products.  Crucell and Sanofi Pasteur have completed Phase II clinical trials for a monoclonal rabies product to compete with our rabies hyperimmune product.  In February 2009, GTC Biotherapeutics obtained FDA approval of a competitive antithrombin III, or ATIII, a product derived from the milk of transgenic goats for the treatment of hereditary antithrombin deficiency.  This product now directly competes with our product, Thrombate® III, which had previously been the only FDA-approved ATIII product.  In addition, alternatives exist for albumin in its application as a plasma volume expander.  If an increased use of alternative products for Factor VIII, Factor IX or albumin makes it uneconomical to produce our plasma-derived products, or if further technological advances improve these products or create other competitive alternatives to our plasma derivative products, our financial condition and results of operations could be materially adversely affected.

We do not currently sell any recombinant products.  We have recombinant versions of A1PI and plasmin in our pipeline, but we cannot be certain that any of these products will ever be approved or commercialized.  As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

The introduction of products approved for alternative routes of administration, including the subcutaneous route of administration, may also adversely affect sales of our products. For example, CSL introduced a preparation of human immunoglobulin at a 20% concentration for the treatment of people who need replacement of antibodies and Baxalta has an immune globulin with a recombinant human hyaluronidase indicated for the treatment of Primary Immunodeficiency (PI) in adults. According to Marketing Research Bureau, the global market for subcutaneous products is relatively small. Our Gamunex® has the FDA approval to be administered intravenously or subcutaneously.

Beginning in the late 1980s, Talecris (and prior to 2005, Bayer HealthCare LLC, or Bayer) was the “supplier of record” for the Canadian blood system.  Talecris was awarded five-year contracts with Canadian Blood Services and Héma-Québec, which jointly operated the Canadian blood system, in December 2007 that became effective in April 2008 and terminated in March 2013.  Canadian Blood Services and Héma-Québec ended their partnership in 2012 and now negotiate separately with suppliers.  Operating separately, Canadian Blood Services comprises approximately 70% and Héma-Québec comprises approximately 30% of the Canadian market for plasma products and fractionation services.  In 2013, Canadian Blood Services selected us as its primary supplier of both IVIG and fractionation services pursuant to a five-year contract that became effective in April 2013.  Héma-Québec negotiated a reduced four-year contract with us that also became effective in April 2013, under which we supply a reduced portion of Héma-Québec’s plasma-derived products and no longer provide fractionation services.  Under these new contracts, we maintained our position as the primary immunoglobulin supplier to Canada.

We face competition from companies with greater financial resources.

We operate in highly competitive markets.  Our principal competitors include Baxalta, CSL Behring and Octapharma.  Some of our competitors have significantly greater financial resources than us.  As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business.  These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services.  The development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net sales or a decrease in our profit margins.

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

Like many plasma fractionators, we have been, and may in the future be, involved in product liability or related claims relating to our products, including claims alleging the transmission of disease through the use of such products.  Plasma is a biological matter that is capable of transmitting viruses and pathogens, whether known or unknown.  Therefore, our plasma and plasma derivative products, if donors are not properly screened or if the plasma is not properly collected, tested, inactivated, processed, stored and transported, could cause serious disease and possibly death to the patient.  See also “—Our ability to continue to produce safe and effective products depends on a plasma supply free of transmittable diseases.”  Any transmission of disease through the use of one of our products or third-party products sold by us could result in claims by persons allegedly infected by such products.

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

Past due receivables may negatively affect our working capital levels and increase our financial costs.

Our receivables had an aging average of 34, 55 and 52 days at December 31, 2015, 2014 and 2013, respectively. The geographic redistribution of sales following the Talecris acquisition has significantly increased our sales volume in countries with shorter collection periods and reduced sales in southern European countries, which have relatively longer collection periods, namely Spain, Italy, Portugal and Greece, to approximately 8% of our total net revenue in 2015. In particular in Spain, Italy and Portugal, it is common practice for government or local authority-backed entities to pay suppliers well after the 30- to 60-day period normally applied, with payments occurring very often after one year.  We cannot assure you that our average receivables aging levels will not increase if sales to these markets increase.  Failure to receive timely payments for the sale of our products negatively affects our working capital levels and may require us to obtain more short-term financing than would otherwise be needed.

Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive and scientific teams.  The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives.  In particular, we believe the loss of the services of any of Víctor Grifols Roura, Ramón Riera Roca, Alfredo Arroyo Guerra, Carlos Roura Fernández, Vicente Blanquer Torre, Mateo Florencio Borrás Humbert, Antonio Viñes Páres, Montserrat Lloveras Calvo, David Ian Bell, Gregory Gene Rich, Shinji Wada, Francisco Javier Jorba Ribes, Nuria Pascual Lapeña, Lafmin Morgan and Carsten Schroeder would significantly and negatively impact our business.  We do not maintain “key person” insurance on any of our senior management.

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

We have implemented several large capital projects to expand and improve our facilities and to improve the structure of our plasma collection centers in the United States. These projects may run over budget or be delayed.  We cannot be certain that these projects will be completed in a timely manner or that we will maintain our compliance with cGMP regulations, and we may need to spend additional amounts to achieve compliance.  Additionally, by the time these multi-year projects are completed, market conditions may differ significantly from our assumptions regarding the number of competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result, capital returns might not be realized.

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

For example, when a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials.  If the results of such trials are unfavorable, this could result in the loss of the license to market the product, with a resulting loss of sales.

We are expecting significant capital spending as we are undertaking an investment plan that involves among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Bioscience division of approximately $360 million from 2016 through 2021.  The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements and the extent and timing of particular projects, among other things.  Our ability to grow our business is dependent upon the timely completion of these projects and obtaining the requisite regulatory approvals.

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

We use issuances of debt and bank borrowings as a source of funding.  At December 31, 2015, $3.8 billion and €393.0 million of our senior interest bearing debt, which represented 81.1% of our senior interest bearing debt, bore interest at variable rates, at a spread over the London Interbank Offered Rate, or LIBOR, for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate, or EURIBOR, for our euro denominated debt.  At December 31, 2015, we had entered into variable to fixed interest rate swaps for 18.0% of our U.S. dollar denominated and 25.4% of our euro denominated variable interest debt. However, there can be no assurance that such instruments will be successful at reducing the risks inherent in exposures to interest rate fluctuations.  Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro.  In 2015, $3.3 billion (€3 billion), or 75.8%, of our net revenue of $4.4 billion (€3.9 billion) was denominated in U.S. dollars.  We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos.  Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses which could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness.  At December 31, 2015, we had approximately $4.8 billion of U.S. dollar denominated senior debt.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Currency Risk.”

If the Clayton, Emeryville, Los Angeles or Parets facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

A substantial portion of our revenue is derived from plasma fractionation or products manufactured at our Clayton, Emeryville, Los Angeles and Parets facilities.  In addition, a substantial portion of our plasma supply is stored at facilities in City of Industry, California and Benson, North Carolina, as well as at our Clayton and Parets facilities. If any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire, storm or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators, our revenue would be materially adversely affected.  In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work in process or finished goods inventory.  Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business. In addition, in any such event the reconstruction of our Clayton, Los Angeles or Parets facilities or our plasma storage facilities, gaining the regulatory approval for such new facilities and the replenishment of raw material plasma could be time consuming.  During this period, we would be unable to manufacture all of our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes.

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

In the United States, we regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations, or GPOs, home care companies, alternate infusion sites, hospital groups and others.  We are highly dependent on these agreements for the successful sale, distribution and delivery of our products.  For example, we rely principally on GPOs and on our distributors to sell our IVIG products.  If such parties breach, terminate or otherwise fail to perform under these contracts, our ability to effectively distribute our products will be impaired and our business may be materially and adversely affected.  In addition, through circumstances outside of our control, such as general economic decline, market saturation or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us.  Furthermore, we rely in certain countries on distributors for sales of our products.  Disagreements or difficulties with our distributors supporting our export business could result in a loss of sales.

We may not be able to commercialize products in development.

Before obtaining regulatory approval for the sale of our product candidates or for the marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans.  Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome.  A failure of one or more of our clinical trials can occur at any stage of testing.  We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including, without limitation:

•                                          regulators or institutional review boards, or IRBs, may not authorize us to commence a clinical trial or conduct a clinical trial within a country or at a prospective trial site;

•                                          the regulatory requirements for product approvals may not be explicit, may evolve over time and may diverge by jurisdiction;

•                                          our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or we may be required by regulators, to conduct additional preclinical testing or clinical trials or to abandon projects that we had expected to be promising;

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

•                                          undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

•                                          the cost of our clinical trials may be greater than we anticipate;

•                                          the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate, as we currently do not have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;

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

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may be delayed in or unable to obtain marketing approval or reimbursement for our product candidates, or be unable to obtain approval for indications that are not as broad as intended or have the product removed from the market after obtaining marketing approval.

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

Our operations are highly dependent on our information technology systems, including internet-based systems, which may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack.  In addition, information security risks have generally increased in recent years, and our systems are potentially vulnerable to data security breaches or cyber attack, whether by employees or others, which may expose sensitive data to unauthorized persons.  Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, customers, plasma donors and others or adversely impact the conduct of scientific research and clinical trials, including the submission of research results to support marketing authorizations.  Various evolving federal, state and foreign laws protecting the privacy and security of personal information may also be implicated by improper uses or disclosures of data, resulting in liabilities and requiring specified data breach notifications.  Our information technology systems also utilize certain third party service organizations that manage sensitive data, such as personal medical information regarding plasma donors, and our business may be adversely affected if these third party service organizations are subject to data security breaches.  In addition, procedures and safeguards must continually evolve to meet new data security challenges, and enhancing protections, and conducting investigations and remediation, may impose additional costs on us.  If we were to suffer a breakdown in our systems, storage, distribution or tracing, we could experience significant disruptions affecting our manufacturing, accounting and billing processes or reputational harm or claims against us by private parties and/or governmental agencies.

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

Our in-license agreements for certain patent rights may impose payment and/or other material obligations on us as a licensee.  Although we are currently in compliance with all of our material obligations under these licenses, if we were to breach any such obligations, our counterparty licensors may be entitled to terminate the licenses.  Such termination may restrict, delay or eliminate our ability to develop and commercialize our products, which could adversely affect our business.  We cannot guarantee that the third-party patents and technology we license will not be licensed to our competitors.  In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology.  We are unable to predict whether these license agreements can be obtained or renewed or whether the technology can be replaced on acceptable terms, or at all.

Risks Relating to the Healthcare Industry

The implementation of the Healthcare Reform Law in the U.S. may adversely affect our business.

The United States Healthcare Reform Law, adopted through the March 2010 enactment of the Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act, increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage.   The Healthcare Reform Law has also materially expanded the number of individuals in the United States with health insurance.  The Healthcare Reform Law has faced ongoing legal challenges, including litigation seeking to invalidate some of or all of the law or the manner in which it has been interpreted.  As a result, while upholding the law generally, the United States Supreme Court has effectively made the Healthcare Reform Law’s Medicaid expansion voluntary for each state.  There has been an effort by the political party in control of Congress to repeal some or all of the law.  The uncertain status of the Healthcare Reform Law affects our ability to plan.

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

In addition, the statutory definition of AMP changed in 2010 as a result of the Healthcare Reform Law. On January 21, 2016, CMS issued a final rule, to be effective on April 1, 2016, providing a regulatory definition of “AMP” along with other changes to the price reporting process.  We believe our reporting meets the obligations contained in the final rule, but we are continuing to review the final rule. Based on such review, we may determine to modify practices in order to comply.

The Healthcare Reform Law also created new rebate obligations for our products under Medicare Part D, a partial, voluntary prescription drug benefit created by the federal government primarily for persons 65 years old and over.  The Part D drug program is administered through private insurers that contract with CMS.  Beginning in 2011, the Healthcare Reform Law generally required that we provide a 50% discount to patients who fall within the Medicare Part D coverage gap, also referred to as the “donut hole,” which is a gap in Medicare Part D coverage for beneficiaries who have expended more than a certain amount, and less than a certain greater amount, for drugs.

The availability of federal funds to pay for our products under Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS program, and changes to this program under the Healthcare Reform Law could adversely affect our financial performance.  The 340B/PHS program extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals, and the Healthcare Reform Law expanded the number of qualified 340B entities eligible to purchase products for outpatient use, adding certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers.  The PHS price, or ceiling price, cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount.  We have entered into a pharmaceutical pricing agreement, or PPA, with the government in which we have agreed to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration, or HRSA, of HHS, the federal agency responsible for oversight of the 340B/PHS program, which creates uncertainty.  For example, on June 17, 2015, HRSA issued a proposed rule to clarify how manufacturers should calculate the ceiling price for covered outpatient drugs under the 340B program, and on August 28, 2015, published a proposed omnibus guidance document to implement the 340B/PHS program.  The proposed omnibus guidance, among other things, consolidates and updates previous HRSA guidance and implements a number of program integrity mandates added to the program by the Healthcare Reform Law, including procedures to audit manufacturer compliance with program requirements, which may result in increased scrutiny of manufacturer compliance, and a procedure regarding product shortages, which may apply to us, as certain of our products are subject to shortages and allocation issues can arise.  We believe that we meet the requirements of the 340B/PHS program, but we are continuing to review and monitor these and other HRSA proposals.

The Healthcare Reform Law also introduced a biosimilar pathway that permits companies to obtain FDA approval of versions of existing biologics that are highly similar to innovative biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologics.  The new law provides that a biosimilar application may be submitted as soon as four years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product.  Drug manufacturers have begun efforts to develop biosimilar drugs for the U.S. market, and to date, one biosimilar has been licensed under the framework.  The extent to which a biosimilar, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.  We expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges, all of which could adversely affect our financial performance.

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

A Healthcare Reform Law provision, generally referred to as the Physician Payment Sunshine Act, or the PPS Act, or Open Payments Program, has imposed new reporting and disclosure requirements for biologic, drug and device manufacturers with regard to payments or other transfers of value made to certain practitioners, such as physicians and teaching hospitals, and for such manufacturers and for group purchasing organizations, with regard to certain ownership interests held by physicians in the reporting entity.  On February 1, 2013, CMS released the final rule to implement the PPS Act.  Under this rule, data collection activities began on August 1, 2013, and as required under the PPS Act, CMS publishes information from these reports on a publicly available website, including amounts transferred and health care provider identities.  Under the PPS Act we are required to collect and report detailed information regarding certain financial relationships we have with covered health care providers, and we believe that we are substantially compliant with applicable PPS Act requirements.   The PPS Act pre-empts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws are also ambiguous.  We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers.  While we believe we have substantially compliant programs and controls in place to comply with these reporting requirements, our compliance with these rules imposes additional costs on us.

We could be adversely affected if other government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products.

Prices in many countries, including many European countries, are subject to local regulation and certain pharmaceutical products, such as plasma derivative products, are subject to price controls in several of our principal markets, including Spain and countries within the European Union.  In the U.S., where pricing levels for our products are established by governmental payors and negotiated with private third-party payors, if the amount of reimbursement available for a product is reduced, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions.  These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace or where changes in reimbursement induce a shift in the location of treatment.  The existence of direct and indirect price controls and pressures over our products has affected, and may continue to materially adversely affect, our ability to maintain or increase gross margins.  In addition, the growth of overall healthcare costs and certain weak economic and financial environment in certain countries where we do business, as well as increased scrutiny over pharmaceutical pricing practices, such as  in the Unites States, all enhance these pricing pressures.  Certain of our products are subject to  various cost-containment measures, such as government-imposed industry-wide price reductions, mandatory pricing systems, reference pricing systems, payors limiting access to treatments based on cost-benefit analyses, an increase in imports of drugs from lower-cost countries to higher-cost countries, shifting of the payment burden to patients through higher co-payments, limiting physicians’ ability to choose among competing medicines, mandatory substitution of generic drugs for the patented equivalent, and growing pressure on physicians to reduce the prescribing of patented prescription medicines.  Such pressures could have a material adverse impact on our business, financial condition or results of operations, as well as on our reputation.

In the U.S., for example, beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient payment schedules changed to Average Sales Price, or ASP, + 6%.  This payment was based on a volume-weighted average of all brands under a common billing code.  Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of IVIG.  Medicare payments to hospitals fell 45% for powder IVIG and 30% for liquid IVIG between the fourth quarter of 2005 and the first quarter of 2006.  The Medicare reimbursement changes resulted in the shift of a significant number of Medicare IVIG patients to hospitals from physicians’ offices beginning in 2005, as many physicians could no longer recover their costs of obtaining and administering IVIG in their offices and clinics.  After 2006, some hospitals reportedly began to refuse to provide IVIG to Medicare patients due to reimbursement rates that were below their acquisition costs.  Subsequent changes have improved some of these Medicare reimbursement issues, although there has been variability in the reimbursement levels for separately payable, non-pass-through drugs and biologicals in the hospital outpatient setting over the past few years, making financial performance predictions difficult.  On January 1, 2008, the CMS reduced the reimbursement for these separately covered drugs and biologicals, including IVIG, in the hospital outpatient setting from ASP + 6% to ASP + 5%, using 2006 Medicare claims data as a reference for this reduction.  In addition, CMS reduced a hospital add on payment from $75 to $38 per infusion.  Beginning January 1, 2009, CMS further reduced the hospital outpatient reimbursement for separately covered outpatient drugs, including IVIG, to ASP + 4%, and eliminated the add-on payment.  For 2010, the rate remained as ASP + 4%, based on a cost-based methodology that also involved reallocating certain overhead costs from packaged drugs to unpackaged drugs.  CMS increased the rate to ASP + 6% for 2013, and maintained the same rate for 2014 through 2016.  In addition, under the Bipartisan Budget Act of 2013, and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2025.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

Also, the intended use of a drug product by a physician can affect pricing.  Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and that are approved by the FDA or similar regulatory authorities in other countries.  These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances.  Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities.  In the United States, many off-label uses of drug products may be reimbursed by Medicare and other third-party payors, generally based on the payors’ determination that the intended use is for a medically accepted indication, for example, based on studies published in peer-reviewed medical journals or information contained in drug compendia, such as the United States Pharmacopeia-National Formulary. However, if reimbursement for off-label uses of products, including IVIG, is reduced or eliminated by Medicare or other third-party payors, including those in the U.S. or the European Union, we could be adversely affected.  For example, CMS could initiate an administrative procedure known as a National Coverage Determination, or NCD, by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not.  This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.  High levels of spending on IVIG products, along with increases in IVIG prices, increased IVIG utilization and the high proportion of off-label uses, may increase the risk of regulation of IVIG reimbursement by CMS.  On the state level, similar limits could be proposed for therapeutic products covered under Medicaid.

Certain of our business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state laws.  Failure to comply with applicable laws or an adverse decision in lawsuits may result in adverse consequences to us.

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

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and

Medicaid programs, and arrangements with referral sources must be structured with care to comply with applicable requirements.  Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing.  Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under the FCA or the equivalent state statutes.  “False claims” can result not only from noncompliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from noncompliance with other laws, such as the Anti-Kickback Law (which was explicitly confirmed in the Healthcare Reform Law), or laws that require quality care in service delivery.  The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain (up to 30% of the government’s recovery plus legal fees) to private citizens who prevail.  When a private party brings a whistleblower action under the FCA, the defendant is not made aware of the lawsuit until the government starts its own investigation or makes a decision on whether it will intervene.  Many states have enacted similar laws that also apply to claims submitted to commercial insurance companies.  The bringing of any FCA action could require us to devote resources to investigate and defend the action.  Violations of the FCA can result in treble damages, and each false claim submitted can be subject to a penalty of up to $11,000 per claim.  Failure to comply with fraud and abuse laws and regulations could also result in other significant civil and criminal penalties and costs, including the loss of licenses and the ability to participate in federal and state health care programs, and could have a material adverse effect on our business.  In addition, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses.  Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs.  Further, many of these laws are vague or indefinite and have not been interpreted by the courts, and have been subject to frequent modification and varied interpretation by prosecutorial and regulatory authorities, increasing the risk of noncompliance.  While we believe that we are substantially compliant with applicable fraud and abuse laws and regulations, and have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, could have a material adverse effect on our business.

Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct.  In this regard, our Los Angeles facility was previously managed pursuant to a consent decree that was entered into in February 1998 based on action by the FDA and the U.S. Department of Justice, or the DOJ, addressing FDCA violations committed by the former owner of the facility, Alpha Therapeutic Corporation, or Alpha.  The consent decree provided for annual inspection of the plant by the FDA.  On March 15, 2012, the United States District Court for the Central District of California entered an order vacating the consent decree on the Los Angeles facility.

Adverse consequences can also result from failure to comply with the requirements of the 340B/PHS program under the PHS Act, which extends discounts to a variety of community health clinics and other entities that receive health services grants under the PHS Act.  For example, the Healthcare Reform Law requires the Secretary of HHS to develop and issue regulations for the 340B/PHS program establishing standards for the imposition of sanctions in the form of civil monetary penalties, or CMP, for manufacturers that knowingly and intentionally overcharge a covered entity for a 340B drug.  The CMP can be up to $5,000 for each instance of overcharging a covered entity.  HHS has never had CMP authority that addresses this area and has not yet issued final regulations to implement this new penalty provision.  However, on June 16, 2015, HRSA published a proposed rule that addresses civil monetary penalties for manufacturers who knowingly and intentionally overcharge 340B covered entities.  It is uncertain when a final rule will be issued.

In addition, companies in the U.S., Canada and the European Union are generally restricted from promoting approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., the FDA in the U.S.), nor can companies promote unapproved products.  In the U.S., pharmaceutical companies have, to a limited extent, been recognized by the FDA as permitted to disseminate to physicians certain truthful and accurate information regarding unapproved uses of approved products, or results of studies involving investigational products.  In addition, in December 2012, a federal appeals court in New York found that the criminal prosecution of a pharmaceutical manufacturer for truthful, non-misleading speech promoting the lawful, off-label use of an FDA-approved drug would violate the manufacturer’s constitutional rights of free speech, and the FDA chose not to appeal that decision.  Improper promotion of unapproved drugs or devices or unapproved indications for a drug or device may subject us to warnings from, or enforcement action by, regulatory agencies, harm demand for our products, and subject us to civil and criminal sanctions.  Further, sanctions under the FCA have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs.  Similar actions for off-label promotion have been initiated by several states for Medicaid fraud.  The Healthcare Reform Law significantly strengthened provisions of the FCA, the anti-kickback provisions of Medicare and Medicaid and other health care antifraud provisions, leading to the possibility of greatly increased qui tam suits by relators for perceived violations.  Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities.  Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

We are required to report detailed pricing information, net of included discounts, rebates and other concessions, to CMS for the purpose of calculating national reimbursement levels, certain federal prices and certain federal and state rebate obligations.  We have established systems for collecting and reporting this data accurately to CMS and have instituted a compliance program to assure that the information collected is complete in all respects.  If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions (including potential FCA liability) that could adversely affect our business.

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

We also are subject to certain laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-bribery laws and related laws, and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity in recent years.  Under the FCPA, the U.S. has increasingly focused on regulating the conduct by U.S. businesses occurring outside of the U.S., generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business.  Also, in some countries we may rely on third parties for the marketing and distribution of our products, and these parties may lack sufficient internal compliance resources, and may operate in foreign markets involving substantial corruption.  If our efforts to monitor these parties fail to detect potential wrongdoing, we could be held responsible for the noncompliance of these third parties with applicable laws and regulations, which may have a material adverse effect on our business.

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

We are a vertically integrated global producer of plasma derivatives.  Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers.  We have 159 operating plasma collection centers located across the United States.  We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers.  Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006 (merged with Biomat USA in 2015); eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008, have given us reliable access to United States source plasma.  Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.  We also produce diagnostic and hospital products.

On June 1, 2011, we acquired all of the issued and outstanding shares for $3.7 billion of Talecris, a biopharmaceutical company that produced plasma-derived protein therapies in the United States, furthering our position as a diversified, global provider of life saving and life enhancing plasma protein therapeutics and making us the world’s third largest producer of plasma derivative products.

On January 9, 2014, we concluded the acquisition of a diagnostic business unit related to transfusion medicine and immunology of the Swiss company Novartis for a total amount of $1.7 billion (€1.2 billion).  See “— Important Events — The Novartis Acquisition and Related Financing.”

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the SIBE under the ticker symbol “GRF.”  In January 2008, we became part of the IBEX-35 Index, which comprises the top 35 listed Spanish companies by liquidity and market capitalization.  Our Class B shares were issued as part of the consideration for the Talecris acquisition and were listed on the Spanish Stock Exchanges on June 2, 2011 and quoted on the SIBE under the ticker symbol “GRF.P.”  Our Class B shares are also traded in the United States on the NASDAQ Global Select Market in the form of ADSs, evidenced by ADRs, under the symbol “GRFS.”  Each ADS represents one of our Class B shares.  Our ADSs are currently traded in U.S. dollars.  In November 2011, our ADSs were added to the NASDAQ Biotechnology Index.

Important Events

The Novartis Acquisition and Related Financing

The Novartis Acquisition

On November 10, 2013, we entered into the Novartis Agreement with NVD, and, solely as a Guarantor, Novartis, which was subsequently amended on December 27, 2013 and January 9, 2014, to acquire the Novartis Diagnostic Business.  The Novartis Acquisition closed on January 9, 2014.  We acquired from NVD a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV, hepatitis B, hepatitis C and West Nile Virus. We paid a purchase price of $1.7 billion (€1.2 billion).

To finance the Novartis Acquisition, we entered into a credit and guaranty agreement with a syndicate led by Nomura Securities International, Inc., Banco Bilbao Vizcaya Argentaria, S.A., and Morgan Stanley Senior Funding, Inc., or the Bridge Loan Facility, pursuant to which we borrowed $1.5 billion of loans on January 3, 2014.

Refinancing

The Bridge Loan Facility and the Existing Facilities (as defined herein) were repaid on February 27, 2014 with the proceeds of the Credit Facilities that we entered into on February 27, 2014.  The Credit Facilities consist of the Senior Term Loans and the Revolving Loans (each, as defined herein), which are subject to customary flex provisions.  For a description of the principal terms of the Credit Facilities, please see Item 5 of this Part I, “Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources — Sources of Credit — Credit Facilities.”  On February 27, 2014, we also entered into the credit and guaranty agreement with a syndicate led by Nomura Securities International, Inc., or the New Interim Loan Facility, pursuant to which we borrowed $1.0 billion of loans.  The proceeds from the New Interim Loan Facility were used to discharge the Existing Notes on February 27, 2014.  The New Interim Loan Facility was refinanced pursuant to the offering of the Notes completed on March 12, 2014.

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

On February 29, 2012, we entered into the amended senior credit agreement, which provided for the repricing of all of the senior term loans and revolving facilities via amended senior term loans aggregating $2.3 billion and €420 million and amended revolving credit facilities in the amounts of $35 million, €22 million and the $140 million equivalent in multicurrencies (collectively, the “Existing Facilities”).  We voluntarily prepaid $240 million of the Existing Facilities in 2012.  The Existing Facilities were repaid on February 27, 2014 with the proceeds of the Credit Facilities that we entered into on February 27, 2014.

Sale-leaseback Transactions

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

Simultaneous with the sale, we entered into operating lease agreements with Store Capital Acquisitions, LLC with respect to the aforementioned properties.  The key terms of the operating lease agreements are:

•                                          an initial term of fifteen years;

•                                          an aggregate initial rent of $1.4 million for the plasma centers during the first year, with subsequent annual increases of the lower of 2.5% or 1.5 times the published change in the U.S. Consumer Price Index; and

•                                          extensions for five-year periods, at our option, up to a maximum of twenty years.

The lease expenses incurred in 2015 for the plasma center lease contracts amounted to €1, 244,000.

For further details of our principal capital expenditures and divestitures, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.” See Notes 9(c), 9(f) and 32 to our audited consolidated financial statements included in this annual report on Form 20-F for further details of our sale-leaseback transactions.

B.                                    Business Overview

General

We are a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products.  Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value.  These protein-based therapies extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary and secondary immunological deficiencies, Chronic Inflammatory Demyelinating Polyneuropathy, or CIDP, A1PI deficiency and related emphysema, immune-mediated ITP, Guillain Barré syndrome, Kawasaki disease, allogeneic bone marrow transplants, hemophilia A and B, von Willebrand disease, traumatic or hemorrhagic shock and severe burns.  We also specialize in providing infusion solutions, nutrition products, medical devices, diagnostic instrumentation and reagents for use in hospitals and clinics.

Our products and services are used by healthcare providers in approximately 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions, and we have a direct presence, through the operation of commercial subsidiaries, in 30 countries.

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others.

Bioscience.  The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products.  The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin.  We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC.  Subsequent to the Talecris acquisition, Talecris’ operations were incorporated into our existing Bioscience division.  This diversification of our Bioscience division, coupled with geographic expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division accounted for €3.0 billion, or 77.1%, of our total net revenue of €3.9 billion in 2015.

Diagnostic.  The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories.  We concentrate our Diagnostic business in immunohematology and hemostasis product lines.  The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services.  The Diagnostic division accounted for €691.5 million, or 17.6%, of our total net revenue in 2015.  The Novartis Diagnostic Business we acquired in January 2014 produces a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases, such as HIV, hepatitis B, hepatitis C and West Nile Virus.  With the Novartis Acquisition, we expect the Diagnostic division to account for approximately 20% of our total net sales going forward.

Hospital.  The Hospital division manufactures and installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture.  The Hospital division accounted for €96.2 million, or 2.4%, of our total net revenue in 2015.

Raw Materials and Others.  Net revenue from Raw Materials and Others primarily consists of revenue from third-party engineering projects performed by our subsidiary, Grifols Engineering, S.A., as well as all income derived from manufacturing agreements with Kedrion, which are described further in “— A. History of and Development of the Company — Important Events — The Talecris Acquisition and Related Financing” above, and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis Diagnostic Business.  The Raw Materials and Others division accounted for €114.8 million, or 2.9%, of our total net revenue in 2015.

Geographic Markets

We are a leading plasma derivatives producer globally, ranking in the top three largest producers in the industry in terms of total sales, along with Baxalta and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.  Prolastin® is the leading A1PI product in the United States, and is licensed in 22 countries in Europe, representing a 67% market share globally.

We currently operate in approximately 100 countries through distributors and subsidiaries in 30 countries. The United States is the largest sales region in the world for plasma derivative products.  In addition, the United States does not entirely control prices for plasma derivative products and trade credit periods are generally shorter than in other regions in which we sell our products, including our principal European sales regions.  In the year ended December 31, 2015, the United States and Canada accounted for 63.7% of our total net revenue.

Certain sales regions, particularly in emerging markets, have experienced continuous growth, driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products and are expected to experience significant growth.  Our presence and experience in Latin America, in countries such as Mexico, Colombia, Argentina, Chile and Brazil, where we have been marketing and selling products for over 20 years, has positioned us to benefit from this additional growth in both our Bioscience and Diagnostic divisions.  In the Asia-Pacific region, we have established a presence through our subsidiaries and representative offices in Malaysia, China, Thailand, Singapore, Australia, Japan, India and Hong Kong, and in 2015, we established direct presences in Taiwan and Indonesia. We have also opened a Middle Eastern representative office in Dubai.

Our continued focus on international expansion and acquisitions that generate operational synergies was demonstrated by our acquisition of Talecris in June 2011, a United States based producer of plasma-derived protein therapies with an established presence in the United States and Canada.  We also expanded internationally with the acquisition in March 2013 of a 60% stake in Progenika (on March 4, 2016, we increased our stake to 89.1%), a Spanish biotechnology firm with operations in the United States, Europe and the Middle East. The Novartis Acquisition further reinforced our international operations, as it expanded our global portfolio of brands, patents and licenses and gained us the Emeryville facility and commercial offices in the United States, as well as additional commercial offices in Switzerland and Hong Kong. We will continue to selectively consider acquisitions that would further enhance our operations.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

Summary of Net Revenue by Region	Year ended December 31, 2015	% of total net revenue	Year ended December 31, 2014	% of total net revenue	Year ended December 31, 2013	% of total net revenue
	(in thousands of euros, except for percentages)
European Union(1)	662,917	16.8	662,802	19.8	556,325	20.3
Spain	207,641	5.4	214,558	6.4	200,036	7.3
United States and Canada	2,505,791	63.7	2,042,700	60.9	1,694,361	61.8
Rest of the World	651,100	16.6	522,830	15.5	425,608	15.5
Subtotal	3,819,808	97.1	3,228,332	96.2	2,676,294	97.6
Raw Materials and Others(2)	114,755	2.9	127,052	3.8	65,438	2.4
Total	3,934,563	100.0	3,355,384	100.0	2,741,732	100.0

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

Principal Activities

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others.

The following chart presents our total net revenues by each of our divisions for the past three years:

Summary of Revenue by Division	Year ended December 31, 2015	% of total net revenue	Year ended December 31, 2014	% of total net revenue	Year ended December 31, 2013	% of total net revenue
	(in thousands of euros, except for percentages)
Bioscience	3,032,111	77.1	2,513,510	74.9	2,448,824	89.3
Diagnostic	691,452	17.6	620,022	18.5	130,339	4.8
Hospital	96,245	2.4	94,800	2.8	97,131	3.5
Raw Materials and Others(1)	114,755	2.9	127,052	3.8	65,438	2.4
Total	3,934,563	100.0	3,355,384	100.0	2,741,732	100.0

(1)                                 Net revenue from Raw Materials and Others primarily consists of revenue from third-party engineering projects performed by Grifols Engineering, as well as all income derived from manufacturing agreements with Kedrion and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis Diagnostic Business.

The Bioscience Division

The Bioscience division is responsible for the research and development, production and marketing of plasma derivative products.  In 2015, the Bioscience division accounted for 77.1% of total net revenue.

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

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products.  We obtain our plasma primarily from the United States through our 159 operating plasma collection centers and, to a much lesser extent, through agreements with third parties.  In 2015, our plasma collection centers obtained approximately 8.2 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties).  We believe that our plasma requirements through 2017 will be met through plasma collected at our plasma collection centers and approximately one million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.  As we source the majority of our plasma internally, we have been able to ensure the availability of plasma for our manufacturing needs, assure the quality of the plasma throughout our manufacturing process and improve control over our plasma costs and our margins.

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

Fractionation and Purification

Once plasma has been obtained, it may be used for blood transfusions.  It may also be frozen (as fresh frozen plasma) and then manufactured into plasma derivatives through the fractionation process.  The fractionation process consists of the separation of specific proteins through temperature and pH changes, as well as the use of filtration and centrifugation techniques.  This process also includes a phase of introducing various viral inactivation procedures.  Fractionation occurs in tanks at near freezing temperatures to maintain the integrity of the proteins.  All known plasma derivative products can be fractionated from the same batch of plasma.  As a result, the development of a new or higher yield plasma derivative product would likely generate incremental sales without increasing the requirement for additional plasma.

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

We optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities.  In 2015, 2014 and 2013, we obtained the following FDA licenses, among others:

•                                          to purify at our Clayton facility the Fraction II+III (an intermediate product) made at both our Los Angeles and Parets facilities to make Gamunex®;

•                                          to use Fraction V obtained at our Clayton facility to produce albumin at our Los Angeles facility;

•                                          to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastina®, an A1PI we market in Spain, at our Clayton facility;

•                                          to use Fraction IV-1 obtained at our Clayton facility to produce Prolastin® at our Parets facility;

•                                          to purify at our Los Angeles facility the Fraction II+III obtained at that facility to make Gamunex® 10%;

•                                          to use Fraction V obtained at our new fractionation facility at Clayton to produce Albutein®  in our Los Angeles facility;

•                                          to use the same method currently in place in our Parets facility to produce Alphanate® in our Los Angeles facility;

•                                          to use paste from the new fractionation facility at Clayton to produce Gamunex® and Prolastin® ; and

•                                          to produce nano-filtered Gamunex®  and the 40 gram vial presentation.

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

Fractionation plants must be cleaned and sterilized frequently.  Our facility was designed to minimize the clean area required for the plasma fractionation tanks and separates the tanks from the room temperature work area.  This allows us to perform all maintenance work from outside the room temperature area, decreasing the risk of contamination.

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

We have also developed and installed in our facility a proprietary process of sterile filling of bottles designed to reduce the risk of contamination.  In our process, the bottle and stopper are sterilized together. Once both are sterilized the bottle is reopened in a small sterile room for only two seconds in order to insert the product and then resealed, greatly reducing exposure to the environment and reducing the risk of contamination.

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

We continually invest in the improvement of our manufacturing facilities and plasma fractionation process. During 2012, we completed a new ATIII purification and nanofiltration area in Clayton. During 2013, we completed a new albumin purification area at our Parets facility and began the validation process for the new fractionation facilities in Barcelona and Clayton. During 2014, we completed a new plasma fractionation plant at our Parets facility and our Clayton facility.

Distribution Process

With each batch of plasma derivatives, we deliver electronic information regarding the origin, characteristics and controls of each of the units of plasma that we used in the preparation of the batch to our customers.  This feature, called the PediGri® On Line system, allows for healthcare users of our products and regulatory authorities to have immediate and easy access to this information and is a tangible proof of the full traceability of our products. We have had this system in place since 1996, and we believe we are the only fractionator that provides this feature to customers.

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel.  A majority of our sales in 2015 were made through our own distribution network, which is experienced in the proper handling of our products. This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall.  In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.  Additionally, outside of the United States, we are in the process of transitioning some of Talecris’ products from their existing distribution channels into our own, reducing the distribution costs of those products.

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
Flebogamma® 5%. Immune Globulin Intravenous (Human).

IVIG assists in the treatment of: primary and secondary immunological deficiencies; immune-mediated ITP; Guillain Barré syndrome; Kawasaki disease; allogeneic bone marrow transplants; and CIDP (Gamunex®/Gamunex®-C only).

Flebogamma® 5% and 10% DIF. Immune Globulin Intravenous (Human).

Gamunex®/Gamunex®-C. Immune Globulin Injection (Human), 10% Caprylate/Chomatography Purified.

Prolastin®/Prolastin®-C (Only in the U.S.) /Prolastina®/Pulmolast®. Alpha 1-Proteinase Inhibitor (Human).	Used to treat congenital alpha-1 antitrypsin deficiency-related emphysema.

Trypsone® A1PI. Alpha 1-Proteinase Inhibitor (Human).

Fahndi® and Alphanate®. Antihemophilic Factor/von Willebrand Factor Complex (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A) and indication for von Willebrand disease (in the U.S., for Alphanate® only).

Koate®-DVI. Antihemophilic Factor (Human).

Human Albumin Grifols®/Albutein®/Plasbumin®. Albumin (Human) 5%, 20% and 25%.	Used to re-establish and maintain circulation volume in the treatment of hypovolemia (i.e., traumatic or hemorrhagic shock and severe burns) and to treat complications related to cirrhosis.

Our acquisition of Talecris expanded our portfolio of IVIG and A1PI products.  Gamunex® IVIG, which was launched in the United States and Canada in 2003 as a premium ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment.  We believe Gamunex® IVIG is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch. Further, the FDA granted Gamunex® IVIG orphan drug status, which provided marketing exclusivity for the CIDP indication in the United States through September 2015. However, Gamunex® IVIG is the only IVIG product approved for CIDP in the United States.

In addition, following the Talecris acquisition, we are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.  Prolastin®/ Prolastin®-C A1PI is the leading A1PI product in the United States and Europe. It is licensed in 22 countries. In Italy and Spain, we previously distributed Prolastin® through third parties. We began distributing Prolastin® directly to those two countries in 2013 and we began conducting clinical trials in Europe in 2013 to obtain Prolastin®-C approval there.

Alphanate® and Fahndi®, our Factor VIII/von Willebrand factor products, are used both for the treatment of hemophilia and von Willebrand disease.  In addition, we offer our albumin product with reduced aluminum content, meeting European requirements and making our albumin product more attractive to biotechnology companies and genetic labs, as well as hospitals and physicians.

In addition to the products described above, we also produce intramuscular (hyperimmune) immunoglobulins, which are used for the prevention and treatment of tetanus, prevention and treatment of hepatitis B, and Rh factor complications during birth; Anbinex® and Thrombate® III, which are used in the prevention and treatment of thromboembolic complications; AlphaNine® and Factor IX Grifols®, which are used in the prevention and control of bleeding in patients with hemophilia B; and Niuliva® and Igantibe®, which are used after liver transplants to prevent hepatitis B reinfection of the graft.

To sell plasma derivative products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.  To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction.  We have 654 hemoderivative product licenses registered in 90 countries throughout the European Union, United States, Latin America, Asia and the rest of the world.  Our most significant government-issued licenses for plasma derivative products are:

•                                          Flebogamma®/Flebogamma® DIF/Gamunex®/Gamunex®-C Immunoglobulin.  We have 132 licenses for the marketing and sale of one or more of these immunoglobulin products;

•                                          Fahndi®/Alphanate®/Koate® Factor VIII.  We have 93 licenses for the marketing and sale of one or more of these Factor VIII products;

•                                          Human Albumin Grifols®/Albutein®/Plasbumin® Albumin.  We have 190 licenses for the marketing and sale of one or more of these albumin products in its various concentrations; and

•                                          Prolastin®/Trypsone® A1PI.  We have 27 licenses for the marketing and sale of one or both of these A1PI products.

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

The Diagnostic Division

The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories.  We believe that we have a significant market share of sales in NAT blood screening solutions. In addition, we have increased our sales of automated immunohematology systems and reagents to hospital transfusion and blood centers in several markets.  We also continue to grow our portfolio of clinical and diagnostic products in select areas, including autoimmunity and hemostasis and have agreements to extend the number of antigens we manufacture for use in clinical and blood bank diagnostic tests.  The Diagnostic division accounted for €691.5 million, or 17.6%, of total net revenue in 2015. Our principal diagnostic products are:

Product Description	Main Applications

Transfusion Medicine:

Procleix® Tigris®/Procleix® Panther® systems. Automated NAT blood screening systems, assays and software.	Used to detect infectious viruses in donated blood and plasma including: HIV (Types 1 & 2); Hepatitis A, Hepatitis B, Hepatitis C and Hepatitis E; parvovirus B19; West Nile Virus; and Dengue Virus.

WADiana®/Erytra® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.	Used to perform routine pre-transfusion blood typing, antibody screening, antibody identification and cross-match tests.

Antigens. Critical component of certain infectious disease tests.	Used in the manufacture of clinical diagnostic and blood donor screening immunoassays.

Leucored and standard blood bags. Blood bags configured according to all blood bank separation protocols. Leucored blood bags incorporate an in-line filtration system.	Used for collection and transfusion of blood.

Clinical Diagnostics:

Triturus® analyzers. Open and fully automated analyzer for ELISA (enzyme-linked immunoabsorbent assay), tests with multi-test/multi-batch capability.	Automates the enzyme immunoassay testing in microtiter plate format and the processing of several batches of samples simultaneously.

Q-Coagulometer® and Q-Smart® analyzers. Fully automated hemostasis analyzers that use reagents to measure blood coagulation levels.	Used to diagnose and measure blood coagulation status of patients with blood coagulation-related and hemorrhagic disorders.

Coagulation reagents, instrumentation and software.	Used to establish the coagulation status of patients and to handle the corresponding results.

We assemble the majority of our instrument analyzers at our Parets facility. We manufacture antigens at our Emeryville facility and our blood bags at our Murcia facility, located in Spain, which has an estimated capacity of nine million blood bags per year.

The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions.  We have over 1,903 diagnostic product licenses registered in 70 countries in Europe, the United States, Latin America and Asia.

In addition to the products noted above, we offer our customers products developed in collaboration with, or manufactured by, third-parties that we believe complement our product lines.

We currently distribute Diagnostic division products in the Europe, North America, Asia-Pacific, the Middle East, Latin America and Africa.

In January 2014, we acquired from Novartis a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV, hepatitis B, hepatitis C and West Nile Virus. The Novartis Diagnostic Business has been integrated in our current Diagnostic division, resulting in a significant expansion of our transfusion medicine product portfolio.

Transfusion Medicine

Grifols has a leadership position in transfusion medicine, with products for blood collection, blood and plasma testing, blood typing and transfusion. Our growth strategy in transfusion medicine, strengthened with the January 2014 acquisition of the transfusion medicine and immunology diagnostic unit of Novartis, and focuses primarily on meeting changing market needs with new and enhanced products for our Procleix NAT blood screening portfolio and on expanding sales of our immunohematology products in key markets (WADiana® and Erytra® analyzers and related DG Gel® blood determination cards). See note 3(b) to our audited consolidated financial statements included in this annual report on Form 20-F.

We continue to focus on obtaining FDA and other regulatory approvals. In 2015, CE marking was granted for the NAT test that detects both parvovirus B19 and hepatitis A virus (Procleix® Parvo/HAV) in human plasma on the Procleix® Panther platform, enabling Grifols to increase the number of tests available for this platform and to expand its portfolio of products designed to meet the specific needs of the plasma industry. Clinical trials to support U.S. registration of the Procleix Ultrio Elite Assay (HIV and hepatitis B and C) and Procleix WNV Assay (West Nile Virus) on the Procleix Panther system are also underway.

In 2014, the new Procleix® HEV, a specific reagent to detect hepatitis E virus using nucleic acid amplification technology on the automated Panther® platform also received a European Conformity, or CE, mark.

In 2014, we introduced NAT technology in Vietnam, the Philippines and Sri Lanka. Also in 2014, the Japanese Red Cross signed a seven-year agreement to use these Procleix® assays to screen Japan’s supply of blood donations for viral diseases, including HIV and hepatitis.

We believe the Procleix® NAT solutions added to our portfolio as a result of the Novartis Acquisition continue to lead the market, and are used to screen more blood and plasma donations worldwide each year than any other NAT system. The Procleix® products are developed in collaboration with Hologic (California) and are designed to directly detect the genetic material of a virus using a technique called transcription-mediated amplification (TMA). We have an agreement with Hologic through 2025 to distribute, sell and co-develop Procleix® assays such as Procleix® NAT Solutions, as well as other NAT technology reagents and software.

In key markets, we continue to experience strong sales of our DG Gel® blood typing products, including WADiana® and Erytra® analyzers and DG Gel® cards. In the United States, we expanded commercialization of our immunohematology portfolio and hired and trained new sales and support teams for our growing Immunohematology business there.

In Japan, we continue to partner with Kainos Laboratories for the distribution of our WADiana® and Erytra® analyzers and associated reagents.

In 2015, at our laboratories in San Marcos, Texas, we opened the “Grifols Immunohematology Center” which will provide reference lab testing, consulting and education services to transfusion medicine professionals.

In several countries, we distribute the BLOODchip® blood group genotyping tests manufactured by Progenika, a company in which Grifols has a majority stake.

In select markets, we are working to expand the availability of Grifols’ blood collection bags and systems, as well as our Gricode® transfusion component tracing systems. To strengthen our position in Brazil, we continue construction of a blood bag manufacturing plant there.

As part of the Novartis Acquisition, we also acquired a product line of high quality antigens, which are critical components of clinical diagnostic and blood screening immunoassay tests sold worldwide, which are produced through a joint business with Ortho Clinical Diagnostic.

As part of this joint business with Ortho Clinical Diagnostic, Grifols signed a new contract with Abbott for the supply of high quality antigens used in the manufacture of immunoassay diagnostics. This new contract, with a total value of approximately $700 million, has created new conditions and extends the supply of antigens until 2026, ensuring higher levels of recurring income in this area.

Clinical Diagnostics

Our Q-Coagulometer®, Q-Smart® and Triturus® analyzers remain key product lines in the clinical and specialty diagnostics product line.  In 2015, the Q-Smart analyzer (a mechanism for laboratories to automate and standardize hemostasis tests) was commercially launched in Latin America.

We also continue to offer a broad portfolio of hemostasis reagents in this line, including DG®-Chrom PC, a proprietary chromogenic kit for Protein C, and DG®-TT L human reagent, a liquid human thrombin for determining thrombin time.

Also within the clinical analysis, Progenika Biopharma obtained in 2015, CE marking for its first genetic diagnosis test for Familial Hypercholesterolemia (FH) using next generation sequencing technology (NGS).  Sales continue in Chile, select E.U. countries and Australia for the Promonitor® product line, which includes an ELISA device line also developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. In 2015 CE marking was granted to two new references of tests in the Promonitor family that enable treatment with the biological product golimumab. This launch strengthens Grifols’ strategy in autoimmunity based on innovative tests using ELISA technology to help rationalize the use of biological treatments.

We also continue to distribute our Triturus® analyzer. In 2015, we received CE marking for the new Evanzys system, a higher throughput automated microplate processor.

In 2015, we signed an exclusive agreement for distribution of AESKU Diagnostics GmbH & Co.’s autoimmunity diagnostic products in the U.S. and Mexico. We also have various distribution agreements with AESKU in Chile, Italy, Portugal, Spain and the United Kingdom.

We continue to sell the Intercept Blood System®, developed by Cerus, to inactivate pathogens in blood platelets and plasma in Chile and Mexico.

The Hospital Division

The Hospital division manufactures and installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that are related and we market as supplementary to products we do manufacture.  The Hospital division accounted for €96.2 million, or 2.4%, of our total net sales in 2015.  We are the leader in the Spanish intravenous therapy segment in intravenous solutions, with a 36% market share.

Hospital logistics and i.v. Tools segments are also strategic areas for the Hospital division.  With i.v. Tools we are the leaders in bringing to the hospital pharmacy GMP procedures and product solutions, increasing the safety on their compounding needs.  With the hardware and software solutions offered by the Hospital logistics area, we are the market leader in Spain and Latin America in terms of offering solutions to manage the flow of medications in hospitals.

The following table describes the principal hospital products that we manufacture, distribute or install and their respective applications:

Product Description	Main Applications
Intravenous therapy:

Intravenous fluid and electrolyte solutions. Main product groups include hypotonic solutions, isotonic solutions, and hypertonic solutions.	Fluid and electrolyte replacement and vehicle for the administration of medicines.
Irrigation solutions.	Fluids for urological irrigation.
Intravenous mixtures. Ready-to-use intravenous mixtures of potassium, antibiotics and paracetamol.	Increases safety and efficiency by rendering unnecessary the mixing of solutions at in-hospital pharmacies.

Product Description	Main Applications
Pharmatech:

i.v. Tools. Gri-fill® System uses sterile filtration to prepare intravenous mixtures at in-hospital pharmacies. We have marketed this product in the United States since 2004, and we complement it with Misterium™, Phocus® and specific software and hardware tools for the preparation of intravenous mixtures, including cytotoxic drugs. We are launching new technologies, such as the Kiro Oncology robot, for the preparation of cytotoxic drugs.

Improves safety of hospital pharmacy preparation procedures by assuring sterility, traceability and user safety.

Hospital Logistics. Includes products such as: furniture, transport carts and packaging instruments; software programs, including our own BlisPack®; and distribution systems, including Pyxis® and Kardex®, for inventory control.

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

The production, marketing or sale of our various Hospital division products are subject to the prior registration of such products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.  We have 197 licenses for our Hospital division products registered in 39 countries throughout the European Union, Latin America and the United States.  Our sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use our medical devices, using our own distribution network and external distribution organizations in some Latin American markets.

As our Hospital division generates most of its revenue in Spain, it has been impacted by budgetary constraints in the Spanish health sector. In order to address these challenges more effectively, in 2014, we reorganized our commercial structure in Spain, by focusing on a more specialized, integrated model, both geographically and functionally.  As a result of this reorganization, sales growth in Spain in 2015 was stable. We also continue to promote international expansion of this division. However there was no significant change in international markets, with approximately 30% of the division’s revenue currently generated outside of Spain affected by the end of a third-party manufacturing contract. Sales are growing in the United States and Portugal, and the division is also beginning to enter into the Asia-Pacific region. By area of specialization, Pharmatech, which includes Hospital Logistics and i.v. Tools, and the Intravenous Therapies lines were the main drivers of growth, followed by Medica.

The Hospital division has established a new commercial strategy to promote Pharmatech’s presence in Latin America through the use of specialist distributors in this sector, while also maintaining a direct sales effort.

Intravenous Therapy

We manufacture and distribute intravenous solutions, primarily in Spain.  In addition, we have increased our focus on manufacturing ready—to—use intravenous mixtures for third parties.  We believe this approach will contribute to the Hospital division’s geographic diversification and allow us to maximize productive use of the Parets facility.

We are continuing to develop ready-to-use potassium solutions in polypropylene packaging. We have added to our portfolio of large volume parenterals a new system of needle-free Polypropylene bags, an added value product addressed to avoid injuries to the health care practitioners.   The Parets facility was successfully inspected by the FDA in 2012, which we believe is an important step to obtaining FDA approval to sell products manufactured at this facility in the U.S.  Following the inspection, we received FDA approval to begin selling intravenous zoledronic acid mixtures in the U.S. through third-party companies.  During 2014, we also submitted 0.9% Sodium Chloride Injection USP for FDA review. Both Parets and Murcia, were audited by the FDA in June 2015 without any observation. We are also in the process of developing intravenous paracetamol for sales through third-party companies in the U.S. and intravenous ibuprofen for sales through third-party distributors in Europe. We have signed an agreement with Mylan for 0.9% Sodium Chloride distribution in the U.S.

In 2014, we continued to grow our business of manufacturing ready-to-use drugs for third parties. We entered into agreements to manufacture Vacuflasc® for Lavoisier Laboratories and a safety kit for blood components for Medicrane, reached a new agreement to supply a complete manual transfusion kit to Membrana and began commercial manufacture of Soyacal® for Formula GmbH.

In 2015, and in line with the strengthening of the activity in third-party manufacturing contracts, the dossier for an analgesic in polypropylene bag for the North American market has been submitted to the FDA. Development work continues on a ready-to- use, non-steroidal anti-inflammatory in bag presentation for Europe and the United States. The company plans to consolidate this activity area by obtaining new contracts.

Pharmatech : Hospital Logistics and i.v. Tools

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

As a complement to our intravenous solutions, we also manufacture or distribute various tools to be used in connection with the preparation of such products, which we refer to as i.v. Tools. Our principal product, the Gri-fill® System, is used in the preparation of intravenous mixtures.  We have marketed this product in the United States since 2004, and we also distribute it in Canada. We are developing adaptations to the Gri-fill® System to facilitate wider distribution, particularly in the U.S. market, including software improvements and Gamunex® dosing mechanisms.  We expect to launch Gri-fill® System 4.0 in the United States in 2016. We also manufacture Misterium™, a cleanroom we design to order and install on site to customer specifications.  In 2015, the principal market for Misterium™ was the United States.

In 2015, the PhocusRx system of non-invasive cameras, used in many hospital pharmacies in the United States to validate and document the process of preparing intravenous mixtures, obtained Department of Defense (DoD) and the Information Assurance Certification and Accreditation Process (DIACAP) to certify compliance with security standards. This certification will help drive the division’s work in the sphere of technologies for the administration and preparation of intravenous mixtures.

The most significant development in the Hospital division in 2014 was our entry into the Kiro Robotics joint venture agreement. Pursuant to the joint venture agreement, we will manage the global introduction of the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products. We expect that the Kiro Oncology robot will be the principal driver of i.v. Tools product line growth in the near future. This system enables us to offer to hospital pharmacies worldwide what we believe to be the most complete portfolio of solutions for controlling i.v. medication preparation processes.  In 2015, Kiro Robotics obtained the FDA marketing approval in the U.S. for the Kiro Oncology system. The Ann & Robert H. Lurie Children’s Hospital in Chicago was the first center in the United States to adopt the system.

Nutrition

We develop and distribute enteral nutrition products, including accessories such as feeding tubes and nutritional bags, for sale in the European Union by third parties. During 2015, the main driver in the Nutrition segment continued to be our distribution of nasogastric probes manufactured by Kimberly Clarke. In 2015, a new diabetic enteral diet has been launched in the Nutrition area in Spain.

Medica

We also sell other medical devices, such as disposable sterile therapeutic medical products for urology, radiology, hemodynamics and anesthesia, as well as urodynamics and lithotripsy.  All of these products are manufactured by third parties and complement our portfolio of Hospital division products.  We are increasing our strategic efforts to sell medical devices that complement our portfolio of Bioscience division products.  After two of our distribution contracts were terminated in 2013, we recovered positive growth in 2014 and 2015 by increasing sales of the MicroVention® line of neuroradiology products in Spain and expanding our geographical coverage, particularly in the Brazilian market.

Research and Development

Research and development is a significant aspect of our business.  Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency.  Research and development spending increased from €180.8 million in 2014 to €224.2 million in 2015.  In addition, as of December 31, 2015, we had 790 scientists and support staff dedicated to research and development.

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

We have a number of patents and research and development projects in our Bioscience division underway, 26 of which are in the clinical development phase.  The following table reflects the total number of research and development projects in our Bioscience division by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2015	2014	2013
Discovery	21	19	14
Preclinical	22	19	16
Clinical	26	23	16
Post Commercialization Studies	12	12	9
Rest of projects	22	24	19
Total Bioscience Research and Development Projects	103	97	74

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin and IVIG	Alzheimer’s	Plasma-derived	Alzheimer’s disease	Phase III (began in April 2012)
Plasmin	Thrombolytic	Plasma-derived	Acute Peripheral Arterial Occlusion	Phase II (began in the fourth quarter of 2010)
Antithrombin	Intensive Care	Plasma-derived	Cardiovascular surgery	Phase II for Anbinex® (completed in June 2011) Phase II for Thrombate® III (entered in June 2014)
Fibrin glue	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Phase III (entered in October 2008)
Topical thrombin	Surgical bleeding	Plasma-derived	General surgery	Phase II (entered in January 2014)

AMBAR Study.  We are continuing our ongoing research into possible treatments for Alzheimer’s disease.  The Alzheimer Management by Albumin Replacement, or AMBAR, study is a multicenter trial that complements two previous trials and involves combining therapeutic plasmapheresis with albumin and IVIG in different intervals and in varying doses.  Since the AMBAR project is mainly based on albumin, the study also includes a treatment arm with albumin alone in order for both approaches, combination of albumin plus IVIG and albumin alone to be covered.  Therefore, we are conducting a Phase III clinical trial to demonstrate the efficacy of plasmapheresis with Albutein (5% and 20%) combined with Flebogamma® DIF 5% or Albutein® alone for improving the cognitive status of patients with Alzheimer’s disease.  We expect the study, which will be conducted in collaboration with hospitals in Spain and in the United States, to include 365 patients plus a control group.  We received approval for our study from both the Spanish Agency and the FDA, and more than 250 patients have enrolled. We expect to complete recruitment in 2016.

We incurred costs in the amount of €10.8 million, €4.9 million and €2.7 million in connection with this project in 2015, 2014 and 2013, respectively.  We hold significant granted patents and patent applications on the production of Albumin and IVIG as well as on the combination of plasma exchange with Albumin replacement for the treatment of Alzheimer’s disease.

Plasmin.  Prior to our acquisition of Talecris, Talecris conducted several Phase I clinical trials in the U.S., the E.U. and other countries and initiated Phase II clinical trials to evaluate the safety and efficacy of the use of Plasmin in the treatment of acute peripheral arterial occlusion, or aPAO, a condition in which arterial blood flow to extremities, usually the legs, becomes blocked by a clot.  Talecris completed Phase I clinical trials in the second quarter of 2010 and initiated a Phase II clinical trial in several countries outside of the U.S. in the fourth quarter of 2010.  In Phase I and preclinical trials, Plasmin appeared able to dissolve blood clots without an elevated risk of bleeding. We completed patient recruitment in August 2014 for these Phase II clinical trials initiated by Talecris. The Plasmin aPAO indication project has been withdrawn; however, we are studying and evaluating other potential indications for Plasmin. We incurred costs in the amount of €1.8 million, €3.2 million and €5.1 million in connection with this project in 2015, 2014 and 2013, respectively.

Antithrombin.  In 2008, we initiated research into the clinical efficacy of antithrombin for use on cardiac surgery patients with cardiopulmonary bypass.  In June 2011, we concluded Phase II clinical trials involving the use of our antithrombin Anbinex®. In June 2014, we began a second Phase II trial for the same indication using Thrombate® III. Enrollment is expected to be completed in 2016. We incurred costs in the amount of €2.0 million, €1.2 million and €0.6 million in connection with this project in 2015, 2014 and 2013, respectively.

Fibrin Glue.  We began clinical trials into the safety and efficacy of the use of fibrin glue as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008.  In 2014, we completed a clinical trial in the European Union for the use of fibrin glue in vascular surgery. There are currently three additional clinical trials underway:  (i) a Phase III clinical trial in the U.S. for the use of fibrin glue in solid organ surgery; (ii) a Phase III clinical trial in the U.S. for the use of fibrin glue in soft-tissue surgery; and (iii) a Phase III clinical trial for the use of fibrin glue in vascular surgery in the U.S. All of the U.S. clinical trials for fibrin glue were completed in 2015 and the license submission there is on track for 2016.

We incurred costs in the amount of €16.8 million, €15.9 million and €9.1 million in connection with this project in 2015, 2014 and 2013, respectively.  We hold significant granted patents on the fibrinogen and thrombin production processes.

Topical thrombin.  This project encompasses all aspects of the development and licensure of thrombin, using topical administration methods, as a complement to hemostasis products for the cessation of bleeding in general surgery. Upon completion of supporting process development and preclinical activities, we began preparations for the Phase II clinical trial in 2013 and initiated the trial in the United States in January 2014. We completed enrollment in the Phase II clinical trial in 2015 and we are preparing to initiate the Phase III clinical trial in 2016.

We incurred costs in the amount of €2.9 million, €5.1 million and €0.1 million in 2015, 2014 and 2013, respectively.

Other Bioscience research and development projects undertaken during 2015 included:

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

•                                          development and clinical payments to Aradigm related to Pulmaquin and Lipoquin. Enrollment has been completed during 2015; and

•                                          a partnership with Alkahest initiated in 2015 to develop plasma-based products for the treatment of cognitive decline in aging and other central nervous system (CNS) disorders, including Alzheimer’s.

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

Diagnostic Division Initiatives

Research and development in the Diagnostic division is based on immunologic and molecular genetic technologies and is focused on the development of reagents and equipment for in vitro diagnoses, principally for pretransfusional testing, hemostasis diagnosis and biological drug monitoring.  The principal research and development projects that we are undertaking in this division are:  (i) the classification of blood types and compatibility testing through the use of gel technology; liquid raegents and our patented Multicards as well as the corresponding automated platforms; (ii) the genetic detection of red blood cell and platelet antigens; (iii) the development of a high throughput automatic ELISA system and a broad menu of drug and anti-drug ELISA kits; and (iv) the development of new hemostasis analyzers, complementary to the Q-Coagulometer®, one with approximately three times the capacity and output of the Q-Coagulometer® to serve medium to large laboratories and a smaller one to service emergency labs and smaller laboratories. The smaller one (Q Smart) was launched last year and some units are already installed at customer sites.

Subsequent to the Novartis Acquisition, the Diagnostic division is also actively exploring research and development projects related to the development of recombinant antigens for the manufacture by third parties of finished kits for blood screening and other clinical uses. These projects are focused on HIV and hepatitis diagnostics in particular. Also, this recombinant know-how is being used to develop antigens suitable for hemostasis testing as well as for the Immunohematology line of products.

Additionally, the Diagnostic division is developing medical devices for the extraction and storage of blood components. In 2015, we manufactured first commercial batches for a preservation solution for platelets and the principal product under development was phthalate (DEHP)-free blood bags.

Hospital Division Initiatives

The research and development team in the Hospital division primarily focuses on developing complementary products and on improving the safety and efficiency of existing products. During 2015, we received the approval from Agencia Española del Medicamento y productos Sanitarios for an analgesic solution and we also submitted sterile water for injection for FDA review. The principal projects currently under development are a flexible plastic container closure system for biological products, an anticoagulant solution, a nonsteroidal anti-inflammatory solution (NSAID) and a new version of the Gri-fill® system. In the fluid therapy market, work continues on the study of the stability of various ready-to-use mixtures in polypropylene packaging, in order to increase the range of mixtures available for hospital use. Additionally, the Hospital division is developing ready-to-use mixtures for third-party distribution, including intravenous paracetamol, levofloxacin, zoledronic acid and ibuprofen mixtures.

The Hospital division is also developing new applications, such as software and devices, to improve the warehousing control of medication, the administration of medication to the patient and the traceability of the pharmaceutical products inside the hospital.  Additionally, we are using state-of-the-art technology, such as Radio-Frequency Identification (RFID) and specialized software applications, to develop products for the improvement, storage and control of high value medical devices. For example, the StockKey RFID® system has been installed in two hospitals in Spain and in several remote acuity areas in Argentina to control high cost medical devices.

As part of the AMBAR study, the Hospital division is collaborating on the development of special devices and containers specifically designed for the procedures and protocols of the study.

The Kiro Robotics acquisition and joint venture is generating synergies in the research and development of medication compounding. We are using Kiro Robotics’ automation knowledge and our experience with compounding procedures, preparation and technologies and cleanroom development to develop new compounding automatic platforms that will be introduced in the coming years.

Other Initiatives

In addition, we are increasing our research and development activities in new fields.  We conduct these activities through the creation of joint ventures participated in by our subsidiary Gri-Cel, through agreements to use patents owned by third parties and through selective acquisitions.

Our acquisitions of Araclón and VCN Biosciences in 2012 expanded our research and development capabilities in fields outside of our traditional business segments.  Araclón is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease.  Araclón is working on the validation of an early diagnostic kit and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage.  The vaccine has passed the animal experimentation stage and a clinical trial in humans has begun.  VCN Biosciences is investigating and developing new therapeutic approaches based on oncolytic adenoviruses to treat tumors for which there is currently no effective treatment.  Its most advanced project focuses of the treatment of pancreatic cancer. The Spanish Medicines Agency approved two Phase I clinical trials for this project and VCN Biosciences began recruiting patients for the Phase I trials in the first quarter of 2014.

In 2013, we acquired, through Gri-Cel, approximately 21% of a Belgian cell therapy company, TiGenix, a global leader in the field of mesenchymal stem cell therapy, and the first European company that obtained an approval for a cell-based medicinal product by the EMA, namely ChondroCelect. Currently TiGenix is conducting a Phase III clinical trial with their mesenchymal stem cells in complex peri-anal fistula in patients with Crohn’s disease. In the third quarter of 2015, TiGenix obtained positive results for its European pivotal phase III clinical trial in complex peri-anal fistula in patients with Crohn’s disease using their mesenchymal stem cells. Primarily as a result of two private placements by TiGenix in 2015 and 2016, our percentage of equity ownership has been diluted to 16.90% .

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

The cost of plasma, the key raw material used in the production of plasma-derived products, slightly increased due to the acceleration of plans to expand plasma collection centers in the United States to support growing demand for plasma proteins as compared to 2014. We continue to monitor the efficiency of our plasma collection platform and have concentrated all of our plasma testing into our two laboratories in Austin, Texas.

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

The sales, marketing and distribution process is different in Europe, where the bulk of sales are generally made directly to hospitals. We have developed long-standing relationships with major hospitals in most of our European markets, and we believe that hospitals are loyal customers that recognize the high quality and safety of our products, our reliability as a supplier and the strong product expertise and service provided by our sales representatives.  Due to the nature of our customer base and the prevalence of repeat sales in the industry, we market our products through focused sales presentations rather than by advertising campaigns.

Sales to Eastern Europe, the Middle East and some Asian countries are made mostly by third parties outside of our sales network.  Our sales in Latin America are made mainly by our sales network.

Sales Representatives

We require our sales representatives to be able to highlight the technical differences between our products and those of our competitors.  This skill requires a high degree of training, as the salesperson must be able to interact and discuss product differences with doctors, pharmacists and other medical staff.  Sales representatives call on departmental heads, purchasing agents, senior hospital directors, lab directors and managers.  We compensate our sales representatives by means of a fixed salary and a bonus component based on sales.  We divide our sales efforts along the lines of our main product categories.  Our sales personnel are primarily located in Europe and the United States, but we also have sales personnel in Latin America and Asia-Pacific.

In our Bioscience division, we utilize mixed sales units comprised of both marketing and sales personnel and product line-specific sales units for immunology & neurology, pulmonary and coagulation factors.

Advertising

We do not conduct any widespread advertising.  Instead, we participate in medical conferences and fairs and occasionally publish advertisements in medical journals and trade magazines.

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

Our distribution network personnel are located in Europe, Latin America, the United States and Asia-Pacific and handle the distribution of our biopharmaceutical, diagnostic and other medical products as well as goods manufactured by other premier healthcare companies that complement our own products.

During 2015, we distributed the majority of our products through our own distribution network.  In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors.  We have a direct presence in 30 countries and we carefully select distributors in the countries were we do not have a direct presence.  We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers and other customers throughout the world.

Our sales, marketing and distribution network included 1,269 employees as of December 31, 2015, which included 1,111 sales and distribution personnel and 158 marketing employees.

Each of our commercial subsidiaries is responsible for the requirements of the local market.  It is our goal for each commercial subsidiary to be recognizable as one of our companies by its quality of service, ethical standards and knowledge of customer needs.  This strong local knowledge enables us to build and maintain long-term relationships with customers to earn their trust and confidence.

Patents, Trademarks and Licenses

Patents and Trademarks

Through our patent ownership, co-ownership and licensing, Grifols maintains intellectual property protection for its primary products.

As of December 31, 2015, we owned approximately 1,790 patents and patent applications, of which 464 are in the process of final approval.  In some countries, these patents grant a 20-year protection period.  816 of these patents are set to expire in the next ten years.  As of December 31, 2015, we also owned approximately 2,950 trademarks, of which 249 are in the process of final approval.

We maintain a department with personnel in Spain and in the United States to handle the patent and trademark approval and maintenance process and to monitor possible infringements. We are not aware of any infringements of our patents and trademarks.

Plasma Derivative Products

As of December 31, 2015, we owned approximately 1,100 patents and patent applications related to plasma derivatives, including 471 in Europe and 127 in the United States.  The most important of these patents relate to:

•                                          process for the production of virus-inactivated human Gamma Globulin G;

•                                          use of therapeutic human albumin for the preparation of a drug for the treatment of patients suffering from cognitive disorders;

•                                          process for removing viruses in fibrinogen solutions; and

•                                          preparation of plasminogen.

Hospital and Diagnostic Products

As of December 31, 2015, we owned approximately 670 patents and patent applications related to our Hospital and Diagnostic products throughout the European Union, the United States, Latin America, Asia and in the rest of the world.  The most important of these patents related to the:

•                                          Gri-fill® System, a process for the sterile filling of flexible material bags;

•                                          BlisPack®, a blister handling machine;

•                                          Erytra® , apparatus for the automatic analysis of samples on gel cards; and

•                                          suspension medium of red blood cells.

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

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities.  We have 654 hemoderivative product licenses registered in 90 countries, which include the licenses we hold from the FDA for the sale in the United States of IVIG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC.  The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions.  We have over 1,903 diagnostic product licenses registered in a total of 70 countries in Europe, the United States, Latin America and Asia.  With respect to our various Hospital division products, we have 197 licenses for our Hospital division products registered in 39 countries throughout the European Union, Latin America and the United States.

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

Effective May 1, 2015, we have product liability insurance coverage for up to €150 million per claim and in annual aggregate for products manufactured in all of our facilities and for third-party products we sell.  This policy expires on May 1, 2016.  We have elected to self-insure the first €15 million per claim and in annual aggregate of our product liability policy through the purchase by one of our subsidiaries of such portion of the insurance policy.  See “— Self-insurance” below.

Our master liability program also protects us and our affiliates from certain environmental liabilities arising in those countries in which our subsidiary companies have operations, except in the United States.  This risk is covered up to a maximum of €18 million per year and in the aggregate.

Biomat USA, PlasmaCare and Talecris Plasma Resources maintain a separate liability insurance policy.  The policy covers their plasmapheresis business activities and expires on May 1, 2016.  The maximum amount of coverage for liability claims under the policy is $10 million per claim and in the annual aggregate.  In addition, we have general liability coverage for up to €150 million for those three subsidiaries.

Property Damage and Business Interruption

Our property damage and business interruption master insurance policy covers us and our subsidiaries (including our United States subsidiaries).  This master policy, which expires on May 1, 2016, covers damages suffered by plants and buildings, equipment and machinery.  Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1 billion per occurrence.  It also covers material damages or losses produced by equipment or machinery breakdown and flooding, for up to €100 million per claim and in the annual aggregate.

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

We also have a transit and inventory insurance program, which covers damages to raw materials, supplies, semi-finished products and finished products for up to $25 million per claim for transit and $500 million for inventory in annual aggregate.

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance Ltd., one of our wholly owned subsidiaries.  We self-insure the first €15 million per claim per year of our product liability policy, the first €200,000 per loss for property damage and the first ten days of lost profits, the first $27,000 per claim for transit losses and the first $200,000 per claim for inventory losses.  These amounts are in addition to the deductibles for each of the policies that make up our insurance coverage programs.

C.                                    Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2015 of 56 companies.  Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated.  In addition, there were six companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.                                    Property, Plant and Equipment

Our headquarters are located in Barcelona, Spain.  As of December 31, 2015, we owned or leased facilities in five countries.  We currently own or lease ten manufacturing facilities in seven locations, three of which have plasma fractionation capabilities.  The table below shows the geographic location, size and business purpose of each facility as of December 31, 2015.

Location	Facility	Size (square meters)	Own/Lease	Business Purpose
Parets del Vallès, Spain	Industrial Facility One Parets	58,285	Own 45,647 square meters; the rest of the property is leased	Plasma fractionation Manufacture of plasma derivatives

	Industrial Facility Two Parets	35,525	Own 19,853 square meters; the rest of the property is leased	Manufacture of Diagnostic and Hospital products

	Industrial Facility Three Parets	40,113	Lease	Plasma storage

Los Angeles, California, USA	Industrial Facility USA	93,078	Own	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Clayton, North Carolina, USA	Clayton Facility	69,203	Own 60,771 square meters; the rest of the property is leased	Plasma fractionation Manufacture of plasma derivatives

Emeryville, California, USA	Emeryville Facility	85,317	Own 57,888 square meters; the rest of the property is leased	Manufacture of Diagnostic products

City of Industry, California, USA	City of Industry USA	5,000	Lease	Plasma storage

Murcia, Spain	Industrial Facility One Murcia	10,285	Lease	Manufacture of Hospital products

Location	Facility	Size (square meters)	Own/Lease	Business Purpose
	Industrial Facility Two Murcia	26,873	Lease	Manufacture of Hospital products

Fribourg, Switzerland	Industrial Facility Switzerland	12,000	Lease	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	3,838	Own	Manufacture of Diagnostic products

Austin, Texas, USA	Plasma Testing Lab	2,235	Lease	Plasma testing

San Marcos, Texas, USA	Plasma Testing Lab	7,670	Own	Plasma testing

Benson, North Carolina, USA	Benson Facility	3,642	Lease	Plasma storage

Dublin, Ireland	Global Operations Center	22,000	Own(1)	Operating activities related to the Bioscience division

Sant Cugat del Vallès, Spain	Headquarters	32,211	Lease	Headquarters

(1)         We hold a one hundred year leasehold interest in the property.

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

As a result of the Talecris acquisition, we acquired the Clayton facility.  Since the acquisition, the Clayton facility has benefited from the equivalent of approximately $450 million of capital investment, including compliance enhancements, general site infrastructure upgrades, capacity expansions and new facilities, such as its chromatographic purification facilities and its high capacity sterile filling facility.  The Clayton facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture.  We completed construction and received FDA approval of the new Clayton fractionation plant in 2014, which expanded our fractionation capacity at Clayton to approximately six million liters per year. In 2015 and 2016, we plan to operate our two Clayton fractionation facilities while transitioning all fractionation to the newly constructed one, which we expect will decrease our gross profit on Clayton products during those two years.

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

Global Operations Center

In the last quarter of 2015, we officially opened a global operations center for our Bioscience division. The new facilities, located in Dublin, Ireland, occupy 22,000 square meters with a total investment in the project of approximately $100 million. The new facility will centralize decision-making with regard to commercial policy, R&D policy and supply chain global management. It will house Bioscience’s global logistics and distribution activities; warehousing of plasma, intermediate paste and finished product, labelling, packaging and final conditioning of the product; as well as regulatory and quality activities relating to the supply of plasma and plasma derivatives. It also centralizes our treasury function and acts as Grifols’ access to the capital markets. The global operations center for the Bioscience division is expected to come on stream in the first half of 2016.

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

United States Government Regulation

In the United States, the FDA regulates drugs, biologics, plasma collection and medical devices under the FDCA and as applicable the Public Health Service Act, or PHS Act, and their implementing regulations.  Failure to comply with the applicable FDA requirements at any time during the product-development process, approval process or after approval may result in administrative or judicial sanctions.  These sanctions could include, as applicable, the FDA’s imposition of a clinical hold on trials for drugs, devices or biologics, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution or any combination of these sanctions.  Any agency or judicial enforcement action could have a material adverse effect on us.

The BLA Approval Process

Drugs that are also biological products, such as our plasma derivative products IVIG, A1PI, Factor VIII and albumin, must also satisfy the requirements of the PHS Act and its implementing regulations.  In order for a biological drug product to be legally marketed in the United States, the product must have a BLA approved by the FDA.

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

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators.  Clinical trials are conducted under strict requirements to ensure the protection of human subjects participating in the trial and protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.  A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.  In addition, an IRB (usually, but not necessarily specific to each study site) must approve the protocol, subject consent form and any amendments.  All research subjects must be informed, among other things, about the risks and benefits of the investigational product and provide their informed consent in writing.  Federal regulations governing the protection of human subjects in clinical trials have remained generally consistent for many years, subject to certain amendments. However, on September 8, 2015, HHS, the FDA and other federal agencies issued a notice of proposed rulemaking to substantially change aspects of these regulations, including, for example, proposals to mandate the use of a single IRB for multi-site trials, to exclude certain lower-risk activities from IRB oversight, and to impose new consent requirements, including with respect to the use of biospecimens that have been stripped of patient-identifiers.  The outcome of this proposed rule is not yet certain, and accordingly its impact on our operations is not clear.

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

Further, the Healthcare Reform Law introduced a biosimilar pathway that permits companies to obtain FDA approval of versions of existing biologics that are highly similar to innovative biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologics.  The new law provides that a biosimilar application may be submitted as soon as four years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product. Drug manufacturers have begun efforts to develop biosimilar drugs for the U.S. market, and to date, one biosimilar has been licensed under the framework.  The extent to which a biosimilar, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

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

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition” that affects fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for such a disease or condition will be recovered from sales in the United States for that drug.  Orphan drug designation must be requested before submitting an application for marketing approval.  Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.  Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user fee exemptions.  In addition, if a product that has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or a meaningfully different mode of administration.  Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity.  However, if a company with orphan drug exclusivity is not able to supply the market, the FDA could allow another company with the same drug a license to market for said indication.  The FDA granted Gamunex® IVIG orphan drug status, which provides marketing exclusivity for the CIDP indication in the United States through September 2015.  However, Gamunex® IVIG is still the only IVIG product approved for CIDP in the United States. We also have an orphan drug designation in the U.S. for the use of Plasmin for aPAO but we do not yet have marketing authorization.

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

Drug Supply Chain Security Act

The federal Drug Quality and Security Act of 2013 brings about significant changes with respect to pharmaceutical supply chain requirements and pre-empts state law.  Title II of this measure, known as the Drug Supply Chain Security Act, or the DSCSA, will be phased in over 10 years, and is intended to build a national electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States, including certain of our products.  The law’s track and trace requirements applicable to manufacturers, wholesalers, repackagers and dispensers (e.g., pharmacies) of prescription drugs began to take effect in January 2015.  The DSCSA product tracing requirements replace the former FDA drug pedigree requirements and pre-empt state requirements that are inconsistent with, more stringent than, or in addition to, the DSCSA requirements.  Also in January 2015, the DSCSA required manufacturers and wholesale distributors to have systems in place by which they can identify whether a product in their possession or control is a “suspect” or “illegitimate” product, and handle it accordingly.  The DSCSA also establishes certain requirements for the licensing and operation of prescription drug wholesalers and third party logistics providers, or 3PLs, and includes the creation of national wholesaler and 3PL licenses in cases where states do not license such entities.  The DSCSA requires that wholesalers and 3PLs distribute drugs in accordance with certain standards regarding the recordkeeping, storage and handling of prescription drugs.  Beginning January 1, 2015, the DSCSA required wholesalers and 3PLs to submit annual reports to the FDA, which include information regarding each state where the wholesaler or 3PL is licensed, the name and address of each facility and contact information.  According to FDA guidance, states are pre-empted from imposing any licensing requirements that are inconsistent with, less stringent than, directly related to, or covered by the standards established by federal law in this area.  Current state licensing requirements will likely remain in effect until the FDA issues new regulations as directed by the DSCSA.  We believe that we are substantially compliant with applicable DSCSA requirements.

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

A Healthcare Reform Law provision, generally referred to as the PPS Act or Open Payments Program, has imposed new reporting and disclosure requirements for biologic, drug and device manufacturers with regard to payments or other transfers of value made to certain practitioners, such as physicians and teaching hospitals, and for such manufacturers and for group purchasing organizations, with regard to certain ownership interests held by physicians in the reporting entity.  On February 1, 2013, CMS  released the final rule to implement the PPS Act.  Under this rule, data collection activities began on August 1, 2013, and as required under the PPS Act, CMS publishes information from these reports on a publicly available website, including amounts transferred and health care provider identities.  Under the PPS Act we are required to collect and report detailed information regarding certain financial relationships we have with covered health care providers, and we believe that we are substantially compliant with applicable PPS Act requirements.   The PPS Act pre-empts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws are also ambiguous.  We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers.  While we believe we have substantially compliant programs and controls in place to comply with these reporting requirements, our compliance with these rules imposes additional costs on us.

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

In addition, the statutory definition of AMP changed in 2010 as a result of the Healthcare Reform Law.  On January 21, 2016, CMS issued a final rule, to be effective on April 1, 2016, providing a regulatory definition of “AMP” along with other changes to the price reporting process.  We believe our reporting meets the obligations contained in the final rule, but we are continuing to review the final rule. Based on such review, we may determine to modify practices in order to comply.

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon ASP.  Recent federal government reforms to Medicare Part B have reduced the reimbursement rates for IVIG.  Beginning January 1, 2008, CMS reduced the reimbursement for separately covered outpatient drugs and biologics, including IVIG in the hospital outpatient setting, from ASP + 6% to ASP + 5%, using 2006 Medicare claims data as a reference for this reduction.  CMS reduced this reimbursement further in 2009 to ASP + 4%, using aggregate hospital cost report data as a reference for the reduction.  For 2010, the rate remained as ASP + 4%, based on a cost-based methodology that also involved reallocating certain overhead costs from packaged drugs to unpackaged drugs.  In 2011, relying on the 2010 methodology, CMS increased the rate to ASP + 5%.  CMS decreased the rate to ASP + 4% for 2012 and increased the rate to ASP + 6% for 2013, and maintained ASP + 6% for 2014 through 2016.  In addition, under the Bipartisan Budget Act of 2013 and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2025.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

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

The availability of federal funds to pay for our products under the Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS drug pricing program.  The 340B drug pricing program extends discounts to a variety of community health clinics and other specified entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals.  The PHS ceiling price cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount.  We have entered into a PPA with the government in which we agree to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use.  Additional legislative changes to the 340B program have been proposed, though it is too early to determine which changes will be adopted or what their impact will be. Evolving requirements with respect to this program continue to be issued by the HRSA of HHS, the federal agency responsible for oversight of the 340B/PHS program, which creates uncertainty.  For example, on June 17, 2015, HRSA issued a proposed rule to clarify how manufacturers should calculate the ceiling price for covered outpatient drugs under the 340B program, and on August 28, 2015, published a proposed omnibus guidance document to implement the 340B/PHS program, which, among other things, consolidates and updates previous HRSA guidance and implements a number of program integrity mandates added to the program by the Healthcare Reform Law.  This proposed omnibus guidance includes, among other things, procedures to audit manufacturer compliance with program requirements, which may result in increased scrutiny of manufacturer compliance, and a procedure regarding product shortages, which may apply to us, as certain of our products are subject to shortages and allocation issues can arise.  We believe that we meet the requirements of the 340B/PHS program, but we are continuing to review and monitor these and other HRSA proposals.

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

Item 4.A.                                             UNRESOLVED STAFF COMMENTS

None.

Item 5.                                                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2015 and 2014, and for the three years ended December 31, 2015, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.  You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

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

We have prepared our audited consolidated financial statements as of December 31, 2015 and 2014, and for the three years ended December 31, 2015 in accordance with IFRS, as issued by the IASB.  The financial information and related discussion and analysis contained in this item are presented in euro except as otherwise specified.  Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2015 and 2014, and for the three years ended December 31, 2015.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.                                    Operating Results.

Subsequent Events

AlbaJuna Therapeutics Investment

In January 2016, we acquired 30% of the equity of AlbaJuna Therapeutics S.L for  €3.75 million in cash to fund the development and manufacture of therapeutic antibodies against HIV. The initial investment will be increased upon achievements of agreed development milestones.

AlbaJuna Therapeutics, a spin-off from the AIDS Research Institute, IrsiCaixa, promoted jointly by Obra Social “la Caixa” Foundation and the Department of Health of the Generalitat de Catalunya, was established to promote the pre-clinical and clinical development of monoclonal antibodies that neutralize the action of HIV in the body whilst they increase the activity of the natural killer cells that have the task of destroying infected cells.

Share Split

On January 4, 2016, the two-to-one share split of our existing Class A and Class B shares approved by the Board on December 3, 2015 became effective. The split reduced the nominal value of the shares by half, thus increasing the number of such shares, without changing the total nominal value of the share capital in accordance with the delegation of authorities granted to the Board by the Company’s general shareholders’ meeting held on May 29, 2015. As a result of the split, 426,129,798 Class A Shares are now issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are now issued and outstanding with a par value of €0.05 per share. Our total share capital stands at €119,603,705.

Acquisition of Progenika

See Item 4. of this Part I, “Information on the Company — A. History and Development of the Company — Other Acquisitions — Acquisition of Progenika.”

Factors Affecting the Comparability of Our Results of Operations

Novartis Acquisition

In January 2014, we concluded the acquisition of a diagnostic business unit related to transfusion medicine and immunology of the Swiss company Novartis for a total amount of $1.7 billion (€1.2 billion).  The Novartis Acquisition was structured through our newly created 100% owned subsidiary, Grifols Diagnostic Solutions Inc.  See Item 4 of this Part I, “Information on the Company — A. History of and Development of the Company — Important Events — The Novartis Acquisition and Related Financing.” To finance the Novartis Acquisition, we entered into the Bridge Loan Facility, pursuant to which we borrowed $1.5 billion of loans on January 3, 2014.

Refinancing

The Bridge Loan Facility and the Existing Facilities were repaid on February 27, 2014 with the proceeds of the Credit Facilities that we entered into on February 27, 2014.  The Credit Facilities consist of the Senior Term Loans and the Revolving Loans, which are subject to customary flex provisions.  For a description of the principal terms of the Credit Facilities, please see “— B.

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

We have 159 operating plasma collection centers located across the United States.  We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers.  Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma.  Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2015, our plasma collection centers obtained approximately 8.2 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties).  We believe that our plasma requirements through 2017 will be met through:  (i) plasma collected through our plasma collection centers and (ii) approximately one million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Acquisitions

Alkahest Investment

In March 2015, we entered into a definitive agreement to acquire 47.58% of the equity of Alkahest, Inc., a California biopharmaceutical company, for a $37.5 million cash payment upon entry into the agreement and a further payment of $12.5 million as collaboration fees and to fund the development of Alkahest’s plasma-based products, which we intend to commercialize. We will provide Alkahest with milestone payments and royalties on the sales of such products. Pursuant to the terms of the definitive agreement, we have two seats on Alkahest’s board of directors and will create a Scientific Joint Steering Committee with Alkahest’s researchers.

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

In connection with the acquisition, we also signed a joint venture agreement with the other shareholders of Kiro Robotics S.L., which are also part of the MONDRAGON Corporation.  The joint venture agreement governs, among other items, our equity investment, establishing a four-year lock-up period after which we may transfer shares subject to customary restrictions, including sale rights, preferential purchase rights and drag-along and tag-along rights, as well as representation on Kiro Robotics’ board of directors, internal management and other governing bodies.

TiGenix Acquisition

In November 2013, we acquired 21.30% of the common stock of the biotechnological company TiGenix N.V. for €12.4 million.  Primarily as a result of two private placements by TiGenix in 2015 and 2016, our percentage of equity ownership has been diluted to 16.90%. TiGenix is listed on the NYSE Euronext Brussels under the symbol “TIG,” and is based in Leuven, Belgium but has commercial offices in Madrid.  TiGenix is a Belgian cell therapy company that is a global leader in the field of mesenchymal stem cell therapy, and the first European company that obtained an approval for a cell based medicinal product by the EMA, namely ChondroCelect.  This investment was carried out through Gri-Cel.

Aradigm Stock Subscription

In August 2013, we closed a transaction with Aradigm, a company engaged in the development and commercialization of inhaled drugs for the treatment of severe respiratory diseases.  We entered into an exclusive worldwide license agreement to develop and commercialize Pulmaquin, an inhaled ciprofloxacin product. In conjunction with the licensing agreement, we acquired approximately 35% of Aradigm’s common stock on a fully diluted basis for $25.7 million (€20.6 million of acquisition costs are included).

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

Half of the purchase price was paid with 884,997 of our Class B shares and the remainder was funded using cash on hand. In addition, we and the selling shareholder granted each other call and put options over the shares representing the remaining 35% of the share capital of Progenika, which may be exercised within three years from the date of the acquisition.

On March 3, 2016, we announced the execution of the call and put options granted in 2013 whereby Grifols has increased its economic and voting rights in Progenika from its existing 56.15% to 89.1% of the share capital of Progenika for a total price of €25.0 million.  The purchase price for these shares was the same as the price per share paid in 2013, increased at the rate of 5% per annum. Half of the purchase price was paid with 876,777 of our Class B shares and the remainder was funded using cash on hand.

Investment in VCN Bioscience

In July 2012, we acquired, through Gri-Cel, 40% of the share capital of VCN Bioscience, S.L., a Spanish biotechnology firm specializing in the research and development of new therapeutic approaches for tumors based on the use of oncologic viruses, for €1.5 million.  In February 2014, we increased our share capital in VCN Bioscience by approximately €700,000, bringing our interest in VCN Bioscience to 49.5%. Furthermore, in November 2015, we increased our share capital in VCN Bioscience by approximately €2.6 million, bringing our interest up to 68.01%.

VCN Bioscience’s most advanced project focuses on the treatment of pancreatic cancer, and our investment will enable it to continue to develop this new therapeutic approach, which is currently being tested in two Phase I clinical trials.  In addition, a second VCN therapeutic approach, VCN-02, is scheduled to enter preclinical regulatory studies in the second half of 2016. We have committed under certain conditions to finance VCN Bioscience’s ongoing projects for a minimum of €5 million, which we expect to achieve by continuing to increase our share capital in VCN Bioscience.

Investment in Araclón Biotech, S.L.

On February 29, 2012, we acquired, through Gri-Cel, 51% of the share capital of Araclón Biotech, S.L. We increased our share capital in Araclón by €6.9 million in May 2013, by €5 million in May 2014 and by €6 million in June 2015, bringing our interest in Araclón to 70.8%. Araclón is primarily involved in the research and development of therapies and methods for the diagnosis of degenerative illnesses, with a particular concentration on Alzheimer’s disease.  This acquisition reinforces our commitment to research and development of therapies to fight Alzheimer’s disease.

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

Other Factors

Our financial and operating prospects can also be significantly affected by a number of other internal and external factors, such as unfavorable changes in governmental regulation or interpretation, increased competition, the inability to hire or retain qualified personnel necessary to sustain planned growth, the loss of key senior managers, problems in developing some of the international operations and lack of sufficient capital, among others.

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

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

	Year Ended December 31,		Change
	2015	2014	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	3,934,563	3,355,384	579,179	17.3
Cost of sales	(2,003,565)	(1,656,170)	(347,395)	21.0
Gross profit	1,930,998	1,699,214	231,784	13.6
Research and development	(224,193)	(180,753)	(43,440)	24.0
Selling, general and administration expenses	(736,435)	(660,772)	(75,663)	11.5
Operating expenses	(960,268)	(841,525)	(118,743)	14.1
Operating result	970,370	857,689	112,681	13.1
Finance income	5,841	3,069	2,772	90.3
Finance costs	(240,335)	(225,035)	(15,300)	6.8
Change in fair value of financial instruments	(25,206)	(20,984)	(4,222)	20.1
Impairment and gains/(losses) on disposal of financial instruments	—	(5)	5	—
Exchange differences	(12,140)	(18,472)	6,332	(34.3)
Finance result	(271,840)	(261,427)	(10,413)	4.0
Share of (losses) of equity accounted investees	(8,280)	(6,582)	(1,698)	25.8
Profit before income tax	690,250	589,680	100,570	17.1
Income tax expense	(158,809)	(122,597)	(36,212)	29.5
Profit after income tax from continuing operations	531,441	467,083	64,358	13.8
Consolidated profit for the year	531,441	467,083	64,358	13.8

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue.  See Note 23 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue from 2014 to 2015 increased by €579.1 million from €3.4 billion in 2014 to €3.9 billion in 2015.  This 17.3% (2.5% at constant currency) net revenue increase is the result of the positive impact of USD/EUR and other exchange rate fluctuations in the amount of €493.8 million and increased sales driven by the Bioscience division.

The following table reflects a summary of net revenue by each of our divisions for 2015 as compared to 2014:

Summary of Net Revenue by Division	Year ended December 31, 2015	% of total net revenue	Year ended December 31, 2014	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	3,032,111	77.1	2,513,510	74.9	20.6	4.8
Diagnostic	691,452	17.6	620,022	18.5	11.5	(0.9)
Hospital	96,245	2.4	94,800	2.8	1.5	(0.2)
Sub total	3,819,808	97.1	3,228,332	96.2	18.3	3.5
Raw Materials and Others(2)	114,755	2.9	127,052	3.8	(9.7)	(22.2)
Total	3,934,563	100.0	3,355,384	100.0	17.3	2.5

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

Bioscience.  Net revenue for the Bioscience division increased by 20.6% (4.8% at constant currency) from €2.5 billion in 2014 to €3.0 billion in 2015. The main driver of growth in the division has been an increase in sales volume of our main plasma-derived products. Revenues gradually accelerated from the second quarter of 2015 onwards as a result of rising sales of the main plasma-derived proteins. Sales volume of immunoglobulin (IVIG) increased significantly in all the markets where we operate. The company has maintained the leadership of its IVIG both in the United States, Canada and globally. There was a growing contribution to revenues from countries such as Brazil, Chile and Turkey, following the group’s international expansion. The U.S. immunoglobulin (IVIG) market continued to be competitive throughout the year, which required the company to intensify its sales and marketing efforts. Sales of alpha-1 antitrypsin also made a significant contribution to the division’s growth. The increased sales of alpha-1 antitrypsin recorded in countries such as the United States, Canada and Germany reflect the commercial efforts and the expansion of our sales network into these markets. Other European Union countries provide an opportunity for potential geographical expansion. Improved diagnosis of alpha-1 antitrypsin deficiency continues to be one of the strategic drivers of demand growth. In the case of albumin, following the renewal of our import licenses in China, we experienced strong growth in China due to high demand for this plasma protein. Our albumin sales also benefited from increased demand in the United States. Sales of Factor VIII maintained their upward trend from 2014, based primarily on growth in the commercial market. The growth in volume from this plasma protein in the public tenders market had a positive impact on revenues, particularly in the second half of 2015.

Diagnostic.  Diagnostic division net revenue increased by11.5% (-0.9% at constant currency) from €620.0 million in 2014 to €691.5 million in 2015.  During the year the Diagnostic division was fully integrated, reflecting its strategic fit within the company, and establishing a foundation for its future development and it reached a high level of manufacturing efficiency. Geographically, the Asia-Pacific region, which includes China and Japan, made a significant contribution to sales. In the United States trends were stable, while in Europe the principal markets continued to be the mainstay of revenues.

In transfusion medicine, revenues from systems using NAT technology (Procleix® NAT Solutions) to screen blood donations for infectious viruses were positive. However, the competitive NAT landscape and the lower number of blood transfusions in certain developed countries have limited growth in the division’s revenue.  We renewed an NAT contract with the South African National Blood Service (SANBS), and won the first commercial tender to supply NAT to the Saudi Arabian National Guard.  The new contract with Abbott in the second half of 2015 had an impact on sales of antigens used to manufacture diagnostic immunoassays. This new contract, with a total value of approximately $700 million, includes new conditions and extends the supply of antigens until 2026, ensuring higher levels of recurring income for this business line. However, in comparison with income recognized under the previous contract, sales have been penalized. The blood typing line was one of the growth drivers in the division. Sales of instruments (Wadiana® and Erytra®) and blood typing reagents (DG-Gel® cards) rose significantly as a result of our sales effort in Europe and China. 2015 was a major year for the blood typing product line in the United States, where increased sales efforts resulted in new accounts and substantial growth. Progress in countries such as South Africa, Turkey, Mexico and Brazil confirmed geographic expansion as one of the main drivers of growth in this product line.

Hospital.  Net revenue from the Hospital division increased by1.5% (-0.2% at constant currency) from €94.8 million in 2014 to €96.2 million in 2015. The Company has promoted the internationalization of the division, although 72% of its revenue continue to be generated in Spain. However, sales are growing in the U.S. and Portugal, and the division is also beginning to enter into the Asia-Pacific region. By area of specialization, Pharmatech, which includes Hospital Logistics and i.v. Tools, and the Intravenous Therapies lines were the main drivers of growth, followed by Medical Devices. The third-party manufacturing business is one of the pillars of the division’s future growth, with a number of agreements close to being finalized.

Raw Materials and Others.  Net revenue from Raw Materials and Others decreased by 9.7% (-22.2% at constant currency) from €127.1 million in 2014 to €114.8 million in 2015 mainly as a result of the expected decrease of royalties’ revenue related to the transfusion diagnostic unit acquired with the Novartis Diagnostic Business.

The following table reflects a summary of net revenue by each of our geographic regions for 2015 as compared to 2014:

Summary of Net Revenue by Region	Year ended December 31, 2015	% of total net revenue	Year ended December 31, 2014	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	662,917	16.8	662,802	19.8	0.0	(1.7)
Spain	207,641	5.4	214,558	6.4	(3.2)	(3.2)
United States and Canada	2,505,791	63.7	2,042,700	60.9	22.7	2.8
Rest of the World	651,100	16.6	522,830	15.5	24.5	12.8
Subtotal	3,819,808	97.1	3,228,332	96.2	18.3	3.5
Raw Materials and Others (3)	114,755	2.9	127,052	3.8	(9.7)	(22.2)
Total	3,934,563	100.0	3,355,384	100.0	17.3	2.5

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

(3)                                 We exclude net revenue derived from our Raw Materials division and, since January 2014, net revenue from “Others” from our reported net revenue by region, because we believe that such net revenue does not represent part of our core recurrent business lines.  Net revenue from Raw Materials and Others primarily consists of revenue from of third-party engineering projects performed by Grifols Engineering, as well as all income derived from manufacturing agreements with Kedrion and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis Diagnostic Business.

We believe that our ongoing internationalization has helped to improve our sales performance.  We have seen a gradual reduction in the proportion of recurring sales accounted for by Spain, falling to 5.4% in 2015 from 6.4% in 2014, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. In 2015, 94.6% of net sales, or €3.6 billion, was derived from countries outside of Spain.

Cost of sales

Cost of sales increased by 21.0% from €1.66 billion in 2014 to €2.0 billion in 2015.  Cost of sales as a percentage of net revenue has increased to 50.9% compared to 49.4% in 2014. The slight increase in cost of sales is the result of an increase of the cost per liter of plasma due to the impact of investments in new plasma centers on the cost of raw material to support growing demand for plasma proteins. These factors were partially offset by improved manufacturing and operating efficiencies at the group’s plants.

Gross Profit

The decrease in gross profit margin during the period from 50.6% of sales in 2014 to 49.1% in 2015 was mainly due to the competitive situation in the intravenous immunoglobulin market in the United States; the decrease of royalties’ revenue related to the transfusion diagnostic unit; and the simultaneous operation of two fractionation plants at Clayton  while all production is gradually transferred to the new plant as well as the geographic mix of revenue and the impact of investments in new plasma centers on the cost of raw material. As mentioned, these factors were partially offset by improved manufacturing and operating efficiencies at the group’s plants.

Research and development

Research and development spending increased from €180.8 million (5.4% of sales) in 2014 to €224.2 million (5.7% of sales) in 2015, and our spending was focused on strengthening our pipeline. See Item 4 of this Part I, “Information on the Company — B.  Business Overview — Research and Development” for details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 11.5% from €660.8 million in 2014 to €736.4 million in 2015 as a result of intensifying sales and marketing efforts associated with key products and countries. However, selling, general and administration expenses as a percentage of sales has decreased to 18.7%, compared to 19.74% in 2014 as the policy of rationalizing the operating costs related to central services remains in place and the company has continued to implement technologies to achieve greater efficiencies. Additionally, we recorded a charge in the amount of $0.1 million for the branded prescription drug, or BPD, fee in fiscal year 2015. The BPD fee is not tax deductible.

Finance result

Finance result increased by 4.0% from €261.4 million in 2014 to €271.8 million in 2015. This increase was primarily a result of changes in the U.S. dollar - euro exchange rate. Additionally, the negative impact of exchange rate differences on the financial result was €12.1 million. At constant currency, the company reduced its financial result by -9%.  Finance result also includes the amortization of capitalized costs related to our debt.

Income tax expense

In 2015, we had a profit before income tax of €690.3 million and income tax expense of €158.8 million, which represents an effective tax rate of 23.0%.  Our effective tax rate increased from 20.8% in 2014, primarily due to changes in the contribution to profits from different geographical regions.

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

B.                                    Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to the operation of our business, capital expenditures for existing and new operations and debt service requirements relating to our existing and future debt.  Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenue and debt financings.  As of December 31, 2015, our cash and cash equivalents totaled €1.1 billion.  In addition, as of December 31, 2015, we had the equivalent of approximately €469 million available under our debt agreements, including the equivalent of approximately €275 million available under our Revolving Credit Facility.

We expect our cash flows from operations combined with our cash balances and availability under the Revolving Loans from the Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital expenditures for at least the next twelve months.  Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in Ireland, Spain and the United States, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Historical Cash Flows

Below are our consolidated statements of cash flow for the years ended December 31, 2015, 2014 and 2013 prepared under IFRS EU.

Statements of Cash Flows

For the Years Ended December 31, 2015, 2014 and 2013

	Year Ended December 31,
	2015	2014	2013
	(in thousands of euros)
Cash flows from operating activities
Profit before tax	690,250	589,680	497,536
Adjustments for:	460,564	501,233	347,853
Amortization and depreciation	189,755	189,472	128,469
Other adjustments:	270,809	311,761	219,384
(Profit)/losses on equity accounted investments	8,280	6,582	1,165
Exchange (gains)/losses	0	0	1,303
Impairment of assets and net provision charges	(564)	(21,388)	4,611
(Profit)/losses on disposal of fixed assets	6,721	8,711	4,689
Government grants taken to income	(1,854)	(704)	(1,130)
Finance cost/(income)	256,129	233,954	228,308
Other adjustments	2,097	84,606	(19,562)
Changes in operating assets and liabilities	(77,058)	95,281	40,332
Change in inventories	(120,641)	(97,023)	17,277
Change in trade and other receivables	144,405	26,900	(35,694)
Change in current financial assets and other current assets	(5,565)	(2,506)	(2,612)
Change in current trade and other payables	(95,257)	167,910	61,361
Other cash flows from/(used in) operating activities	(330,978)	(207,266)	(293,710)
Interest paid	(171,380)	(175,524)	(157,880)
Interest recovered	4,316	3,401	5,423
Income tax (paid)/received	(163,914)	(35,143)	(141,253)
Net cash from operating activities	742,778	978,928	592,011
Cash flows from/(used in) investing activities
Payments for investments	(647,417)	(1,535,527)	(252,827)
Group companies and business units	(58,609)	(1,234,952)	(69,172)
Property, plant and equipment and intangible assets	(567,020)	(287,039)	(172,849)
Property, plant and equipment	(522,587)	(235,894)	(138,460)
Intangible assets	(44,433)	(51,145)	(34,389)
Other financial assets	(21,788)	(13,536)	(10,806)
Proceeds from the sale of investments	14,307	14,423	16,793
Property, plant and equipment	14,307	14,423	16,793
Net cash (used in) investing activities	(633,110)	(1,521,104)	(236,034)
Cash flows from/(used in) financing activities
Proceeds from and payments for equity instruments	12,695	(69,252)	35,221
Issue	—	—	20,461
Payments for treasury stock	(58,457)	(69,252)	(120,429)
Sales of treasury stock	71,152	—	135,189
Proceeds from and payments for financial liability instruments	28,953	1,226,339	(79,413)
Issue	178,686	5,197,142	53,507
Redemption and repayment	(149,733)	(3,970,803)	(132,920)
Dividends and interest on other equity instruments	(216,772)	(156,007)	(69,138)
Dividends paid	(221,772)	(156,007)	(70,062)
Dividends received	5,000	—	924

	Year Ended December 31,
	2015	2014	2013
	(in thousands of euros)
Other cash flows from/(used in) financing activities	17,086	(159,962)	8,184
Financing costs included on the amortized costs of the debt	—	(183,252)	—
Other amounts from / (used in) financing activities	17,086	23,290	8,184
Net cash from/(used in) financing activities	(158,038)	841,118	(105,146)
Effect of exchange rate fluctuations on cash	111,724	71,427	(15,381)
Net increase in cash and cash equivalents	63,354	370,369	235,450
Cash and cash equivalents at beginning of the year	1,079,146	708,777	473,327
Cash and cash equivalents at end of the year	1,142,500	1,079,146	708,777

Net Cash from Operating Activities

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

In 2015, we generated net cash from operating activities of €742.8 million.  The principal effects on working capital were:

•                                          €170.0 million reduction in commercial debtors related to the reduction in the average collection period: 34 days in December 2015 compared to 55 days in 2014;

•                                          a €120.6 million increase in inventory levels due to the higher activity levels with respect to plasma-derived proteins and the Diagnostic division. The company has continued to be successful in the management of inventory levels as confirmed by the reduction in inventory turnover to 261 days at December 31, 2015, compared to the figure of 266 at December 31, 2014; and

•                                          a €71.7 million reduction in trade creditors.

Net Cash from/(Used in) Investing Activities

Net cash used in investing activities amounted to €236 million in 2013, €1.5 billion in 2014 and €633.1 million in 2015.

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

Investments made in 2014 included the acquisition of the Novartis Diagnostic Business for $1.7 billion (€1.2 billion) and various other capital expenditures totaling €251.8 million, which were primarily investments for manufacturing facility expansion and improvement.

Investments made in 2015 included capital expenditure (CAPEX) during the year for a total of €266.4 million, focused on accelerating investments in manufacturing plants and opening new plasma collection centers (including relocation, renovation and new centers); the repurchase of industrial assets in the United States and Spain for a total of €277 million; and the acquisition of 47.58% of Alkahest for a total of $37.5 million.

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

Net cash used in financing activities was €158 million in 2015, primarily as a result of the payment of dividends for a value of €221.8 million, including both the final dividend for 2014 and the interim dividend for 2015 distributed in December.

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

Inventory Aging

Inventory aging average remained stable from 2013 to 2014 and fell from 2014 to 2015, as a result of optimizing the management of stocks which enables Grifols to maintain inventory at stable levels, although the increase in activity has led to a +19.9% rise in stock levels. Inventory turnover fell to 261 days at December 31, 2015, an improvement compared to the 266 days at December 31, 2014.

Trade Receivables

Our receivables had an aging average of 34, 55 and 52 days at December 31, 2015, 2014 and 2013, respectively. The company is focused on optimizing its working capital. The geographic redistribution of sales following the Talecris acquisition has significantly increased our sales volume in countries with shorter collection periods and reduced sales in southern European countries, which have relatively longer collection periods (Spain, Italy, Portugal and Greece) to approximately 8% of our total net revenue.

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

The following table presents the breakdown of our trade receivables by country in each of Greece, Italy, Spain and Portugal as of December 31, 2015:

	Balances with Public Entities			Balances with Third Parties
	Balance (1)	Balance Past Due	Provision for Doubtful Receivables (2)	Balance (3)	Balance Past Due	Provision for Doubtful Receivables (4)	Net Debt (1+2+3+ 4)
	(in thousands of euros)
Greece	—	—	—	1,815	854	—	1,815
Italy	11,918	7,294	(144)	12,332	5,308	(2,777)	21,329
Spain	33,937	4,079	—	11,431	6,978	(707)	44,661
Portugal	2,664	1,394	(460)	202	68	(26)	2,380
Total	48,519	12,767	(604)	25,780	13.208	(3,510)	70,185

Allowances for doubtful accounts are recognized when there are indicators that the debt will not be repaid.  Although we have historically collected all trade receivables due from the government or funded by the government in each of Greece, Italy, Spain and Portugal, we are aware of the economic difficulties presently facing those countries.  In each of 2015, 2014 and 2013, we made a provision for doubtful receivables from Portuguese and Italian public entities (2015 only); however, this amount is not material. We believe we will recover the trade receivables from each of Greece, Italy, Spain and Portugal.

In the best interest of the company, we may sell certain receivables with a maturity beyond 30 days.  Certain receivables are sold to financial institutions without recourse.  We sold €787 million, €465 million and €244 million of receivables to third parties during 2015, 2014 and 2013, respectively.

Capital Expenditures and Other Intangible Assets

The following table presents our capital expenditure additions in the years ended December 31, 2015, 2014 and 2013, by division.

	Year Ended December 31,
	2015	2014	2013
	(in thousands of euros)
Bioscience division	421,020	188,698	129,475
Hospital division	7,972	14,241	8,514
Diagnostic division	68,740	46,272	24,408
Raw Materials and Others division	79,802	42,981	19,582
Total	576,814	292,192	181,979

January 2013 through December 2015

Facilities.  The most important capital projects relating to the expansion and improvement of our facilities were:

Parets site (Barcelona, Spain):

•                                          investments to increase the albumin purification capacity of €6.2 million in 2013, €1.3 million in 2014 and €1.3 million in 2015;

•                                          investments in a new fractionation plant to increase capacity by 2.1 million liters, to 4.2 million liters per year of €4.0 million in 2013, €23.3 million in 2014 and €0.6 million in 2015;

•                                          investments in the construction of a new raw materials warehouses at our Parets facility of €1.9 million in 2014;

•                                          investments in a plant to manufacture Prolastin® of €1.5 million in 2014 and €24.5 million in 2015;

•                                          investments of €0.7 million in 2013, €1.8 million in 2014 and €1 million in 2015 for a new solvents line.

Clayton site (North Carolina, United States):

•                                          completing the construction and bringing online a new plasma fractionation facility: €56.2 million in 2013, €49.2 million in 2014 and €6.5 million in 2015;

•                                          construction of a new plasma warehouse for €5.2 million in 2013, €17.2 million in 2014 and €7.8 million in 2015;

•                                          construction of a new raw materials warehouse for €4.0 million in 2014 and €4.6 million in 2015;

•                                          investments of €10.2 million in 2013, €18.0 million in 2014 and €5.8 million in 2015 for the construction of new aseptic filling areas, as well as validation of the new filling zone facilities and equipment for liquid and freeze-dried products; and

•                                          construction of a convalescent plasma immunoglobulin facility to help develop treatments for diseases such as Ebola and others for €7.5 million in 2015.

Los Angeles (California, United States):

•                                          land and facilities acquisition in Los Angeles for €16.6 million in 2015; and

•                                          increasing our IVIG and albumin purification capacity €10.2 million in 2013, €11.8 million in 2014 and €7 million in 2015.

Dublin (Ireland):

•                                          investments of €0.8 million in 2013, €39.5 million in 2014 and €30.6  in 2015 to build a new logistics center to serve as part of the new global operations center of the Bioscience division.

Other Investments:

•                                          Emeryville, United States: investments of €9.4 million in 2014 and €13.4 million in 2015 to consolidate the manufacturing of antigens in a new building;

•                                          Curitiba, Brazil: land acquisition and construction of a plant to manufacture bags used for collection, storage and transfusion of blood components for €1 million in 2013, €2 million in 2014 and €7.3 million in 2015;

•                                          Murcia, Spain:  investments of €4.5 million in 2013, €13.2 million in 2014 and €1.3 million in 2015 to increase capacity to manufacture parenteral solutions by approximately eight million units, to approximately 35 million units;

•                                          refurbishment of the Barcelona headquarters included €8.9 million in 2013, €16.4 million in acquiring a new office building and continue with the refurbishment of the existing building in 2014 and €1.3 million in 2015; and

•                                          additional investments in information technology projects of €6.3 million in 2013, €7.2 million in 2014 and €10.3 million in 2015.

January 2016 through December 2018

We are undertaking an investment plan that includes, among other cumulative capital expenditures, approximately $360 million from 2016 through 2021 to expand the manufacturing capacities for our plasma derived therapies.  We plan to finance our projected capital expenditures with internally generated cash flow, cash on hand and debt financing.  Additional capital expenditures have been, and will continue to be, needed as a result of the acquisition of Novartis’ assets. These expenditures are included in our current investment plan.

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

We are also expanding and relocating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories.  As part of this process, we have already opened ten new plasma donor centers and plan to have 225 plasma donor centers by 2021.

The most important planned capital projects relating to the expansion and improvement of our manufacturing facilities are:

•                                          Clayton : construction of a new six million liters fractionation plant and of a purification plant for IVIG;

•                                          Parets: completion of a new Prolastin® plant and improvements in the albumin purification plant;

•                                          Dublin: construction of a purification plant for albumin;

•                                          Emeryville: completion of the construction of a new building to consolidate the manufacturing of antigens; and

•                                          construction of new plasma donor centers as well as further relocation and renovation of our existing centers.

We are undertaking research and development projects in all of our major product areas.  See Item 4 of this Part I, “Information on the Company — B.  Business Overview — Research and Development” for details of the major projects.

Sources of Credit

European Investment Bank Term Loan

On October 28, 2015, Grifols Worldwide Operations Limited entered into a loan agreement with the European Investment Bank for a term loan of €100 million under the European Fund for Strategic Investments, or the European Investment Bank Term Loan. The financial terms of the loan agreement include a fixed interest rate for a tenor of ten years from October 28, 2015 and a repayment schedule with amortization in years three through ten. The loan will be used to support our research and development, primarily focusing on the search for new indications for plasmatic proteins, including the treatment of Alzheimer’s disease, vascular disease, cardiovascular surgery and arterial thrombosis, amongst others. The loan represents approximately 20% of our total outstanding debt in euros.

Credit Facilities

On February 27, 2014 we entered into the Credit Facilities with a syndicate led by Nomura Securities International, Inc., Banco Bilbao Vizcaya Argentaria, S.A., Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc. and Deutsche Bank Securities Inc. as the arrangers, which consists of the “Senior Term Loans” and the “Revolving Loans”.  The Senior Term Loans were fully drawn down on February 27, 2014.  The tranche A term loans, which amount to $700 million, will mature six years from February 27, 2014 and have a repayment schedule with quarterly amortization equal to 2.5%, 5.0% and 7.5% per annum of the original principal amount in years one, two and three through five, respectively, with the balance after the fifth anniversary from February 27, 2014 to the maturity date.  The tranche B term loans, which amount to $3.250 billion and €400 million equivalent, will mature seven years from February 27, 2014 and will have a repayment schedule with quarterly amortization equal to 1.0% per annum of the original principal amount, with the remainder to be paid at maturity.  The Revolving Loans, which amount to $300 million equivalent in multicurrencies, are available during the period commencing from February 27, 2014 and ending on the fifth anniversary of the closing of February 27, 2014.

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

Borrowings under the Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets.  In addition, a portion of the borrowings under the Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein.  Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries, and are secured by a perfected first priority security interest (subject to permitted liens, as defined in the credit and guaranty agreement) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of the Borrower, as defined therein (subject to certain exclusions and limitations).

The Credit Facilities include customary affirmative and negative covenants and events of default.  Negative covenants include, among other limitations, limitations on additional debt, liens, asset sales and affiliate transactions.  Events of defaults include, among other events, violation of covenants, material breaches of representations, cross default to other material debt, bankruptcy and insolvency and material judgments.

The terms of the Credit Facilities contain limitations on our ability to pay ordinary dividends.  We may pay dividends (a) in the ordinary course of business consistent with past practices in an amount not to exceed the lesser of (i) the sum of (A) the amount equal to the net cash proceeds received from the issuance or sale of equity interests in Grifols, S.A. after December 31, 2013 plus (B) if the leverage ratio is not greater than 5.0x, 50% of the consolidated net income of Grifols, S.A. and its subsidiaries accrued since March 31, 2013, less (C) amounts used to make certain restricted payments and (ii) 40% of the consolidated net income of Grifols, S.A. and its subsidiaries accrued since March 31, 2013 or (b) whether or not in the ordinary course of business so long as after giving effect thereto, the leverage ratio is not greater than 3.5x.

The borrower under the tranche A facility, the Euro-denominated tranche B facility and the revolving facilities is Grifols Worldwide Operations Limited, an Irish entity and our wholly owned direct subsidiary. The borrower under the U.S. dollar tranche B facility is Grifols Worldwide Operations Limited, and the co-borrower under such facility is Grifols Worldwide Operations USA, Inc., a Delaware corporation and a direct wholly owned subsidiary of Grifols Worldwide Operations Limited. The Credit Facilities are governed by New York law.

We are not party to any bank debt (not including the European Investment Bank Term Loan) other than the Credit Facilities.

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

The Notes yield 5.25% to maturity and pay interest semi-annually in arrears on April 1 and October 1, commencing on October 1, 2014, to holders of record on the immediately preceding March 15 and September 15, respectively.  The Notes are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrowers under the Credit Facilities.  As of the date of this annual report on Form 20-F, the Notes are guaranteed by Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

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

On April 1, 2015, Grifols Worldwide Operations Limited filed a preliminary prospectus under a Registration Statement on Form F-4 to offer to exchange $1.0 billion of registered 5.25% Senior Notes due 2022 and certain related guarantees, or the Exchange Notes, for a like aggregate amount of Grifols Worldwide Operations Limited’s outstanding Notes and certain related guarantees. The Registration Statement became effective on April 23, 2015, at which time we filed the final prospectus. The exchange offer began on April 23, 2015 and expired on May 21, 2015, at which time all the conditions to the exchange offer were satisfied, and we exchanged all of the Notes that were validly tendered and not withdrawn for the Exchange Notes.

The form and terms of the Exchange Notes are the same as the form and terms of the Notes except that the issuance of the Exchange Notes is registered under the Securities Act, the Exchange Notes will not bear legends restricting their transfer and they will not be entitled to registration rights under our registration rights agreement. The Exchange Notes will evidence the same debt as the initial Notes, and both the Notes and the Exchange Notes are governed by the same indenture. We refer to the Notes and the Exchange Notes collectively as the “Notes.”

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

C.                                    Research and Development, Patents and Licenses, etc.

We have made investments of €224.2, €180.8 million and €123.3 million in research and development in 2015, 2014 and 2013, respectively.  Our research and development spending represented 5.7% of sales in 2015, as compared to 5.4% of sales in 2014.

The following table reflects the composition of our total research and development expenses for each period presented.

	Year ended December 31,
	2015	2014	2013
	(in thousands of euros)
Plasmin in treating acute peripheral arterial occlusion	1,823	3,200	5,123
Antithrombin in coronary surgery and severe burns	2,037	1,244	562
Fibrin glue in vascular, organ and soft-tissue surgery	16,826	15,864	9,135
Plasmapheresis with albumin and IVIG for Alzheimer	10,829	4,893	2,728
Topical thrombin	2,942	5,095	133
Total Key Projects Expenses	34,457	30,296	17,681
Net Research and Development Capitalization/Amortization	0	7,217	(5,916)
Net Research and Development Key Projects	34,457	37,513	11,765
Discovery	9,279	5,344	5,344
Preclinical	13,702	11,575	10,853
Clinical	36,355	22,739	7,761
Post Commercialization Studies	14,117	8,162	7,280
Rest of projects	18,137	15,433	20,443
Other Bioscience Research and Development Projects	91,589	63,253	51,681
Bioscience Core Research and Development (1)	38,627	33,644	32,562
Bioscience	164,673	134,408	96,008
Diagnostic	53,260	40,449	21,308
Hospital	1,764	2,217	2,305
Miscellaneous	4,497	3,678	3,650
Total Research and Development	224,193	180,753	123,271

(1)                                 Bioscience core research and development expenses consist of departments whose resources are utilized for general organization support including project management, medical affairs, regulatory licensing and quality assurance.

While we have historically spent between 4% and 5% of our net revenues on research and development annually, we have increased research and development expenditures as a percentage of net revenues in 2015 in order to accelerate current projects. We expect research and development expenditures to be in the range of 5% to 6% of net revenues in the near term.

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

Based on recent Marketing Research Bureau reports, sales in the human plasma-derived product industry have grown at a compound annual rate of 13.8% globally and 11.6% in the U.S. alone from 2000 to 2014. We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand.  Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease.  We believe that the volume of global sales of plasma derivative products will continue to grow annually at 6% to 8% over the long term, driven primarily by the same factors that have contributed to its historical growth, including:

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

Approximately 16.8% of our sales were generated in the European Union in 2015, as compared to 19.8% in 2014.  We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2016.

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

Capital Expenditures.  We are undertaking an investment plan that involves among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Bioscience division of approximately $360 million from 2016 through 2021.

E.                                    Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.                                     Contractual Obligations

The following table presents our principal existing contractual obligations as of December 31, 2015 requiring future payments:

	Payments Due by Period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of euros)
Operating leases(1)	305,914	77,951	75,536	51,108	101,319
Financial debt obligations(2)	5,085,600	190,214	191,798	3,731,893	971,695
Interest — financial debt obligations(3)	1,197,583	192,125	213,731	767,612	24,115
Licenses and royalties(4)	63,404	8,404	16,021	20,856	18,123
Total	6,652,501	468,694	497,086	4,571,469	1,115,252

(1)                                 Operating leases include primarily leases for our plasma collection centers, leases from sale-leaseback transactions and marketing offices worldwide.  These amounts reflect only our contractual obligations as of December 31, 2015 and therefore assume that these operating leases will not be renewed or replaced with new operating leases upon expiration.  Our operating lease expenses will likely be substantially higher than the amounts provided in this table because our operations will require us to either renew or replace our operating leases.

(2)                                 Includes principal amortization for short- and long-term debt including, among other things, capitalized lease obligations.  Our financial debt obligations primarily consist of the equivalent of $4.4 billion outstanding under the Credit Facilities and $1.0 billion aggregate principal amount of our Notes. The remaining financial debt was made up largely of bilateral facilities that bore interest at market rate.

(3)                                 Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2015.  Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations or other factors or events.  The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2015.  Refer to Notes 20 and 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2015.

(4)                                 License and royalty payment formulas are generally based on volume of sales.  The amounts presented in the table are calculated based on the net sales of 2015 without assuming any growth in sales.  Additionally, the column “More than five years”

includes only one year of payments under the license agreement with Marca Grifols, S.L. which expires in January 2092.  See Item 7 of this Part I, “Major Shareholders and Related Party Transactions — B. Related Party Transactions — Patent and Trademark Use.”

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

There was also a floor included in the Existing Facilities that, when in the money, created embedded derivatives that we fair valued and separated from the Existing Facilities. There is no floor included in the Credit Facilities, so in 2014 we eliminated the embedded derivative and sold each of the related floor swap derivative contracts for €1.9 million.

In June 2011, we entered into a floor swap, which had an initial nominal amount of $1,550 million and is amortized quarterly.  In October 2011, we entered into a variable-to-fixed interest rate swap option that had a nominal amount of €100 million, which is fixed until maturity.  In May 2012, we modified the €100 million swap option, reducing the fixed interest rate and extending the maturity date from September 2014 to March 2016.  As a result, both the swap floor and swap options have maturity dates in 2016.  Both the swap floor and swap option values at December 31, 2015 are included in current financial assets.

See Note 30 to our audited consolidated financial statements included in this annual report on Form 20-F for additional information regarding our derivative instruments.

The Credit Facilities permit us to enter into hedging transactions.

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

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories.  The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets through the consolidated statement of profit or loss.

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

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, “wholesalers”) of their choice.  Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback.  We record the chargeback accrual at the time of the sale.  The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors.  We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances.  These adjustments occur in a relatively short period of time.  As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

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

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	66	Director, Chairman of the Board and Chief Executive Officer	Executive	July 1991(1)	May 2017
Ramón Riera Roca	61	Director	Executive	April 2000(2)	May 2017
Tomás Dagá Gelabert	60	Director	Other External	April 2000	May, 2019
Thomas H. Glanzmann	57	Director	Other External	April 2006	May 2016
Anna Veiga Lluch	59	Director	Independent	December 2008	May, 2019
Luís Isasi Fernández de Bobadilla	59	Director	Independent	May 2011	May 2016
Steven Francis Mayer	57	Director	Independent	January 2011	January 2016
Belén Villalonga Morenés	48	Director	Independent	May 2013	May 2018
Marla E. Salmon	66	Director	Independent	May 2014	May 2018
Carina Szpilka Lázaro	47	Director	Independent	May 2015	May 2019
Iñigo Sánchez-Asiaín Mardones	52	Director and Coordinating Director(3)	Independent	May 2015	May 2019
Raimon Grifols Roura	52	Director and Vice-Secretary	Proprietary	May 2015	May 2019
Nuria Martín Barnés	57	Secretary non-member	n/a	May 2015	n/a

(1)                                 Between July 8, 1991 and May 30, 2002, Mr. Víctor Grifols Roura was not a director but sat on the Board as representative of our then director Deria, S.A.

(2)                                 Between May 25, 2001 and May 30, 2002, Mr. Ramón Riera Roca was not a director but sat on the Board as representative of our then director Grifols International, S.A.

(3)                                 The coordinating director is a new figure introduced by Law 31/2014, adopted on December 3, 2014, that amended the Spanish Companies Act in matters of corporate governance, or Law 31/2014. It is mandatory to appoint a coordinating director when the office of Chairman of the Board and that of chief executive officer is held by the same person.  The coordinating director must (i) be an independent director and be authorized to request the calling of a board meeting or the inclusion of new points on the agenda of a board meeting already convened, (ii) coordinate and gather the non-executive directors and (iii) direct, when applicable, the Chairperson’s periodic evaluation by the Board.

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

Tomás Dagá Gelabert

Mr. Dagá has served as our director since April 2000.  Mr. Dagá is also a member of the board of directors of Kiro Robotics S.L., Biomat USA, Inc., Talecris Plasma Resources, Inc., Grifols Diagnostic Solutions Inc. and Grifols Worldwide Operations Limited. Mr. Dagá is the managing partner of the law firm Osborne Clarke España, S.L.P., or Osborne Clarke.  Prior to joining Osborne Clarke, Mr. Dagá worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona from December 1979 to September 1986.  Mr. Dagá earned a law degree from the University of Barcelona.

Thomas H. Glanzmann

Mr. Glanzmann has served as our director since April 2006.  Following the Talecris acquisition, Mr. Glanzmann was appointed Chairman of Grifols Shared Services North America, Inc. and was hired by Grifols, S.A. to lead the integration of Talecris.  Mr. Glanzmann is the former Chief Executive Officer and President of Gambro AB and the former Chief Executive Officer and Managing Director of HemaCue.  He also was a Senior Advisor to the Executive Chairman and Acting Managing Director at The World Economic Forum.  Between 1988 and 2004, he held various positions at Baxter, including:  Senior Vice President and Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group, among other positions.  Between 1984 and 1988, he worked at Philip Morris where, among other positions, he was the country manager for Norway, Denmark and Iceland.  Mr. Glanzmann holds a MBA from IMD in Switzerland, a B.A. in Political Science from Dartmouth College, USA and a Board of Directors Certification from the University of California at Los Angeles Anderson School of Management, USA.

Anna Veiga Lluch

Ms. Veiga has served as our director since 2008.  She graduated in Biology (1974-1979) and received her Ph.D. at Universidad Autonoma de Barcelona in 1991.  She has been the IVF Laboratory Director at the Reproductive Medicine Service, Institut Universitari Dexeus from 1982 to 2005.  She is the Director of the Barcelona Stem Cell Bank at the Center for Regenerative Medicine in Barcelona, the Scientific Director at the Reproductive Medicine Service, Institut Universitari Dexeus and Associate Professor at the Departamento de Ciències Experimentals i de la Vida, Universitat Pompeu Fabra.  Her main areas of interest are Clinical Embryology, Reproductive Genetics, Embryonic and Pluripotent Stem Cell research and Bioethics.

Steven F. Mayer

Mr. Mayer has served as our independent director since June 2011.  Prior to such time, Mr. Mayer served as a member of the board of directors of Talecris Biotherapeutics Holdings Corp. from April 2005.  Mr. Mayer is the managing director of Cerberus California, LLC and predecessor entities since November 2002 and co-head of private equity of Cerberus globally.  Mr. Mayer is also member of the boards of directors of BlueLinx Holdings, Inc., Starrus Holdings Limited, TransCentra Inc. and YP Holdings LLC.  Mr. Mayer received his Bachelor of Arts from Princeton University and his Juris Doctor from Harvard Law School.

Luís Isasi Fernández de Bobadilla

Mr. Isasi has served as our independent director since May 2011.  He is president and managing director of Morgan Stanley España and Country Head for the Iberia region.  He joined Morgan Stanley in London in 1987.  Prior to that, he served as executive director at First Chicago Ltd. in London and, previously, worked in New York for the Latin American department of Morgan Guaranty Trust Co. Mr. Isasi started his professional career in Abengoa, in Seville (Spain) in 1977.  Mr. Isasi has a Bachelor’s Degree in Business from the University of Seville, and holds a M.B.A. from Columbia Business School in New York, United States, obtained in 1982.

Belén Villalonga Morenés

Ms. Villalonga has served as an independent director since May 2013.  Ms. Villalonga is an Associate Professor with Tenure at New York University’s Stern School of Business.  Between 2001 and June 2012 she was on the faculty at the Harvard Business School.  Ms. Villalonga’s teaching, research, and consulting activities are focused on finance, strategy, and family business management.  Since 2006, she has been serving as an independent director on the board of Acciona and at Talgo since 2015.  Ms. Villalonga received her Ph.D. in Management and her M.A. in Economics from the University of California at Los Angeles.  She also holds a second Ph.D. degree in Business Economics from the Complutense University of Madrid, and a B.A. in Business Administration from the Colegio Universitario de Estudios Financieros in Madrid.  Before entering graduate school she worked at McKinsey & Co. in Paris.

Marla E. Salmon

Ms. Salmon has served as an independent director since May 2014.  Ms. Salmon is a Professor of Nursing and Public Health at the University of Washington, as well as Senior Visiting Fellow of Public Affairs.  Her career has focused on health policy and capacity building in both global and U.S. contexts, working with governments, international agencies and other health-related entities. She holds a doctorate in health policy and administration from the Johns Hopkins University, degrees in political science and nursing from the University of Portland, and was a Fulbright Scholar at the University of Cologne (Germany). She holds two honorary doctoral degrees recognizing her national and international service and is a member of the Institute of Medicine. Her board service includes IES Abroad, Inc., the Robert Wood Johnson Foundation and the National Center for Healthcare Leadership. Her advisory roles include the White House Task Force on Health Care Reform, the World Bank, the World Health Organization’s Global Advisory Group on Nursing and Midwifery and the National Institutes of Health National Advisory Committee for the Institute of Nursing.

Carina Szpilka Lázaro

Ms. Szpilka Lázaro has served as an independent director since May 2015. Ms. Szpilka Lázaro earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an Executive MBA from the Instituto de Empresa. She began her professional career in the financial sector working at Banco Santander and Argentaria (now part of BBVA). In 1998 she was part of the team that founded ING Direct in Spain, where she occupied the position of CEO from 2010 to 2013, having previously occupied said position in ING Direct France from 2008 to 2010. She is currently an independent director at Abanca and a member of the Advisory Board of Reparalia and of Oracle España. Since the beginning of 2014 she has been vice-president of UNICEF in Spain. She is also a member of the Professional Board of ESADE. In 2011 she was given the “Female Executive of the Year” award by the Spanish Federation of Female Directors, Executives, Professionals and Entrepreneurs (Federación Española de Mujeres Directivas).

Iñigo Sánchez-Asiaín Mardones

Mr. Sánchez-Asiaín Mardones has served as an independent director since May 2015. Mr. Sánchez-Asiaín Mardones earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. Since 2010 he is founding partner at Portobello Capital, a private equity company recognized this year as “Best Independent Investment Firm” in Spain by AI Magazine. He is member of the Executive Committee and Investment Committee at Portobello Capital, leading the investments in companies such as Angulas Aguinaga or Multiasistencia, companies in which he is Chairman and member of the Executive Committee. Previously he was Deputy General Director (Subdirector General) at Banco Santander (1993-2005) and was partner and member of the board of directors of Ibersuizas Gestión SGECR, S.A. (2005-2010). He is also Chairman of the Executive Committee at the Harvard Club of Spain.

Raimon Grifols Roura

Mr. Grifols Roura served as the Secretary non-member of the Board from 2001 to 2015, and has served as a member and Vice-Secretary of the Board since May 2015. Mr. Grifols Roura is a partner at the law firm Osborne Clarke in Spain and a member of the board of directors of Squadron Reinsurance Ltd., Marca Grifols, S.L., Instituto Grifols, S.A. and Grifols Diagnostic Solutions Inc., as well as Sole Director of Deria, S.A. Additionally, Mr. Grifols is the Secretary non-board member of the board of directors of Brainco Biopharma, S.L., Stratos Global Spain, S.L., VCN Biosciences, S.L., Grifols Worldwide Operations USA, Inc. and Grifols Shared Services North America, Inc. He is also a trustee of the foundation Probitas Fundación Privada and secretary of the board of directors of Instituto Grifols, S.A. and Xantic Spain, S.A. Mr. Grifols is a partner at Osborne Clarke. Mr. Grifols earned his degree in law from the University of Barcelona (Universidad de Barcelona).

Biography of the Secretary Non-Member of the Board

Nuria Martín Barnés

Ms. Martín Barnés served as Vice Secretary non-member of the Board since 2001, and has served as Secretary non-member of the Board since 2015.  She is also a member of the board of directors of Compañía General de Inversiones, S.A., S.I.C.A.V.,

Gesiuris S.G.I.I.C., S.A., CAT Patrimonis, S.I.C.A.V., S.A., URC Patrimonis, S.I.C.A.V., S.A. and Technetix Spain, S.L.  Ms. Martín Barnés is the managing partner of the Barcelona office of Osborne Clarke.  Prior to joining Osborne Clarke, she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986.  Ms. Martín Barnés earned her law degree from the University of Barcelona.

Senior Management

Our senior management currently consists of the following persons:

Name	Age	Title	Since
Víctor Grifols Roura	66	President and Chief Executive Officer	1985
Ramón Riera Roca	61	EVP and President of Global Commercial Division	1988
Alfredo Arroyo Guerra	58	Corporate Vice President (“CVP”) and Chief Financial Officer	2007
Carlos Roura Fernández	64	Chief Industrial Officer	1987
Montserrat Lloveras Calvo	54	CVP and Director of Corporate Accounting and Reporting	1991
Antonio Viñes Páres	61	CVP and Director of Corporate Planning and Control	1994
Vicente Blanquer Torre	55	CVP Quality & R&D	1993
Mateo Florencio Borrás Humbert	60	CVP and Director of Global Human Resources	2008
Francisco Javier Jorba Ribes	65	CVP and President of Biological Industrial Group	1995
Gregory Gene Rich	64	CVP and President and Chief Executive Officer of Grifols Shared Services North America, Inc.	2001
David Ian Bell	61	CVP and General Counsel of Grifols Shared Services North America, Inc.	2003
Nuria Pascual Lapeña	52	CVP Treasury, Risk Management and IRO	1997
Shinji Wada	58	CVP and President of Plasma Operations of Grifols Shared Services North America, Inc.	2003
Lafmin Morgan	51	President of the Bioscience and Hospital division	2014
Carsten Schroeder	50	President of the Diagnostic Division	2014
Juan Ignacio Twose Roura	70	Member of the Advisory Committee	2015

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

Montserrat Lloveras Calvo

Mrs. Lloveras has served as Corporate Vice President and the Director of Corporate Accounting and Reporting (previously the Administration Director and Controller) since 1991.  She joined our predecessor in 1984 as the Costs Analyst of the Financial Department and in 1988 was promoted to the position of Administration Director.  Mrs. Lloveras received a degree and an MBA from the Escuela Superior de Administración y Dirección de Empresas in Barcelona.

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

Nuria Pascual Lapeña

Ms. Pascual joined us in 1996.  She currently serves as Corporate Vice President Treasury, Risk Management and IRO.  Prior to joining us, she served in different positions at Deutsche Bank and Banco Santander de Negocios.  She is a member of the board of directors of several companies related to her family’s businesses.  Ms. Pascual received a degree in Economics & Business Administration and received a Masters of Sciences in Economics from the London School of Economics and Political Sciences.

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

Carsten Schroeder

Mr. Schroeder became President of the Grifols Diagnostic division in 2014. Prior to joining Grifols, Mr. Schroeder was president of Novartis Diagnostics, where he led growth in the global Transfusion Medicine market and oversaw improvements in manufacturing, quality, and commercial operations. At Novartis, Mr. Schroeder was a member of the Vaccines & Diagnostic Division Executive Committee and served as site head for the company’s Emeryville campus. He joined Novartis Diagnostics in 2010 as Vice President of Commercial Operations for the EMEA region. Mr. Schroeder has held executive positions with Boston Scientific and positions of increasing responsibility at Mallinckrodt (now Covidien) and Boehringer Ingelheim. Mr. Schroeder holds an MBA from the European School of Management in Paris (ESCP) and a Bachelor of Arts in Economics from the University of Cologne in Germany.

Lafmin Morgan

Lafmin Morgan has been President of the Global Bioscience Division for Grifols since 2014. Previously, Mr. Morgan lead the Global Marketing function for all Grifols Divisions, Bioscience, Hospital and Diagnostics. Mr. Morgan also served as Grifols North American Vice President and General Manager for Pulmonary in 2011. Mr. Morgan joined Grifols (then Talecris) in 2010. He was the Vice President of Product Management at Talecris Biotherapeutics where he was responsible for the marketing of Gamunex-C, Prolastin-C, Thrombate, Koate —DVI and the company’s line of Hypermune products. Prior to Grifols, Mr. Morgan worked at GSK for 20 years. During that time, he held a variety of positions in a number of different functional areas. Mr. Morgan holds a Bachelor’s Degree in Business Administration and a MBA from the University of North Carolina in Chapel Hill.

Juan Ignacio Twose Roura

Mr. Twose served as a director of Grifols, S.A. from 1973 until 2015, when he became a member of the Advisory Committee.  He also served as our Vice President of Manufacturing from 1988 to 2011 and as President of our Global Industrial Division from 2011 until 2013. Mr. Twose received a degree in Industrial Engineering from the Escuela Técnica Superior of Barcelona.

Family Relationships

Mr. Víctor Grifols Roura, the Chairman of the Board and our Chief Executive Officer, and Mr. Raimon Grifols Roura, a director and Vice-Secretary of the Board, are brothers.

Messrs. Víctor Grifols Roura and Raimon Grifols Roura are the grandchildren of Mr. José Antonio Grifols i Roig, our founder.

Mr. Carlos Roura Fernandez, the President of our Global Industrial Division, is the cousin of Messrs. Víctor Grifols Roura and Raimon Grifols Roura. Mr. Francisco Javier Jorba Ribes is the brother-in-law of Mr. Víctor Grifols Roura.

Arrangements Pursuant to Which Certain Directors or Senior Management Were Selected

The following is a description of all arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person named above was appointed.

Pursuant to the terms of the Merger Agreement, we agreed to appoint two individuals designated by Talecris to our Board, upon consummation of the Talecris acquisition, each for a five-year term.  Mr. Mayer is the only current director that was designated for such appointment and was appointed as a director in June 2011.

B.                                    Compensation

Compensation of Members of the Board

Our directors are entitled to receive compensation for serving as directors on our Board.  The Articles of Association generally set forth the processes for the determination of the compensation paid to the members of the Board.  Article 20.bis of the Articles of Association provides that the directors’ remuneration shall be a fixed amount and that, at least every three years and valid for the three fiscal years following the year it is approved, the general shareholders’ meeting shall approve the directors’ remuneration policy, which (i) with respect to directors in their condition as such shall necessarily determine the maximum amount of the annual remuneration to be paid to all the directors and (ii) with respect to the remuneration of the directors for performing executive duties must include the amount of the annual fix remuneration, the different parameters to set the variable components and the main terms and conditions of their contracts.  The Board then determines, pursuant to Article 26.2 of the Regulations of the Internal Functioning of the Board of Directors of Grifols, S.A. (reglamento de funcionamiento interno del consejo de administración), or Board Regulations, how much of the shareholder-approved aggregate compensation amount will be allocated to each director as compensation, taking into account the recommendations of our appointments and remuneration committee (comisión de nombramientos y retribuciones), or Appointments and Remuneration Committee, and their dedication to our business. In this respect, the Company’s director remuneration policy is the one that results from the Annual Remunerations Report approved, on a consultative vote at the general shareholders’ meeting.

Our director compensation philosophy, as set forth in Article 27 of the Board Regulations, provides that the remuneration of non-executive directors (consejeros no ejecutivos) shall be established in a manner that provides incentives for our directors to be dedicated and involved while not creating an obstacle to their independence.  To that end, Article 27 further establishes that the Board, following the advice of the Appointments and Remuneration Committee, shall take the necessary measures to ensure that non-executive directors’ remuneration adheres to the following guidelines:  (a) their remuneration should be relative to their dedication, abilities and functions; and (b) they are excluded from any plans (x) consisting of the delivery of equity awards or options or other instruments linked to the value of our shares, (y) linked to our performance or (z) including retirement benefits.  However, non-executive directors may be remunerated with our shares only if they agree to hold them for the duration of the term that they hold their office.

In accordance with the compensation system outlined in the Articles of Association and the Company’s directors’ remuneration policy, adopted at the general shareholders’ meeting held on May 29, 2015, the shareholders set the maximum annual amount available for compensation to the non-executive directors at €100,000 per director, other than those non-executive directors of the Board that render remunerated professional services to us.  Also, any director that is a member of one of the Board committees (Audit Committee and Appointments and Remuneration Committee) shall receive an additional gross annual remuneration of €25,000 as a result of the heavier workload (thus, the total remuneration shall amount to €125,000). Similarly, the chairpersons of each Committee shall receive an additional €25,000 for performing their duties (thus, the total remuneration shall amount to €150,000). The coordinating director shall receive an additional remuneration amounting to €50,000 for performing their duties (thus, the total remuneration shall amount to €150,000). Under no circumstances shall the remuneration of a non-executive director exceed €150,000.

As a result, in 2015, the following directors (both past and present directors) received compensation in their condition as such, namely, Edgar Dalzell Jannotta, W. Brett Ingersoll, Thorthol Holdings B.V. Anna Veiga Lluch, Steven F. Mayer, Luís Isasi Fernández de Bobadilla, Belén Villalonga Morenés, Marla E. Salmon, Carina Szpilka Lázaro, Iñigo Sánchez Asiaín Mardones. Edgar Dalzell Jannotta, W. Brett Ingersoll and José Antonio Grifols Gras (as a representative of Thorthol Holdings B.V.) received their compensation proportionally to the time they served as directors in 2015.

As of the date of this annual report on Form 20-F, Anna Veiga Lluch, Luís Isasi Fernández de Bobadilla, Steven F. Mayer, Belén Villalonga Morenés, Marla E. Salmon, Carina Szpilka Lázaro and Iñigo Sánchez-Asiaín Mardones are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Messrs. Mayer, Dagá and Glanzmann serve as external directors (and not independent) in conformity with Spanish rules.

The total compensation paid to directors in 2015, in the aggregate, amounted to €4,288,141.  Of the total director compensation amount, executive directors (consejeros ejecutivos) received €1,956,656 in fixed compensation and €573,985 in variable compensation for their service as executive directors. External directors, including the proprietary directors (other than those who render remunerated professional service to us) received €912,500.The external directors nominated by an individual shareholder based on the extent of his or her shareholding, referred to as a “proprietary director” (consejeros dominicales), received remuneration of €50,000 during 2015.  These figures include accruals for contingent or deferred compensation.  None of our directors received attendance fees for meetings of the Board or committees of the Board.  Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

With respect to the €573,985 received by the executive directors in variable compensation, said amount corresponds to 50% of the total amount of variable compensation. The remaining 50% shall be paid in Class B ordinary shares. The vesting period for the delivery of these shares is two years and one day.

Compensation of Senior Management

In 2015, our senior management (excluding those who also served as members of the Board) was paid compensation amounting to €9,446,773 in the aggregate.  This figure includes accruals for contingent or deferred compensation earned in respect of 2015 service.  The breakdown of the aggregate amount paid to such senior management for discharging their duties in 2015 is set forth in the table below.

Component	Amount Paid in 2015
Salaries	€7,334,940
Variable Compensation	€2,111,833
Stock options or other securities	N/A
Other — e.g., life and health insurance	N/A
Other — e.g., pensions/savings	€38,640

Salaries paid in U.S. dollars have been calculated at the exchange rate between the U.S. dollar and the euro as of December 31, 2015 of U.S. $1.0906 to €1.00.

For the bonus of 2014, payable in 2015, we established a Restricted Share Unit Retention Plan, or RSU Plan, for eligible employees. Under the RSU Plan, an employee can elect to receive up to 50% of their yearly bonus in non-voting Class B shares or ADSs, and we will match their RSUs with an additional 50% of such employee’s election of RSUs, or Additional RSUs. Our Class B shares and ADSs are valued at the date of payment of the 2014 bonus such employee has elected to receive and no cash dividends will be paid with respect to these shares. These RSUs will have a vesting period of two years and one day and will subsequently be exchanged for Class B shares or ADSs representing Class B shares. If an eligible employee leaves the company, or is terminated before the end of the vesting period, they will not be entitled to the Additional RSUs. This commitment is treated as equity-settled and the amount is €4,532,000.

Equity and Other Incentive Programs

In 2015, no compensation was paid pursuant to a profit sharing plan or any stock option and no other equity compensation was awarded to any of our directors or senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2015 was €38,640. In 2015, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

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

Appointment and Dismissal

Pursuant to Spanish law and our Articles of Association, directors are elected by our shareholders to serve for a term of four years and may be reelected to serve for an unlimited number of terms, except in the case of independent directors, who pursuant to Spanish Law and the Board Regulations, shall not serve as such for more than 12 years.  We do not provide for the reelection of directors at staggered intervals or cumulative voting for such directors or otherwise.

A director may either be an individual or an entity represented by an individual.  If a director ceases to hold office prior to the expiration of his or her term, the Board may fill the vacancy by appointing, a new director to replace the outgoing director.  Any director so appointed will hold office until the next general shareholders’ meeting when the appointment may be confirmed or revoked by our shareholders. If such appointment takes place between the time that a general shareholders’ meeting is called and the time the meeting takes place, then the director so appointed will hold office until the next general shareholders’ meeting, whereat this appointment is to be confirmed or revoked. Any such appointment will be only for the remainder of the term of the outgoing director, without prejudice to such director’s eventual election.  A director may resign, or be removed, from office by a resolution of our general shareholders’ meeting at any time.  A director who is also a shareholder may vote freely on any of our shareholders’ resolutions relating to the appointment and dismissal of directors (including the appointment or dismissal of that director).

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

The Board must appoint a Chairman of the Board from among its members.  Mr. Víctor Grifols Roura is the current Chairman.  The Board may also designate one or more Vice Chairmen, who shall be numbered consecutively, and who shall replace the Chairman in the event of impossibility to act or absence.

The Board must also appoint a Secretary and may also designate one or more Vice-Secretaries.  Neither the Secretary nor the Vice-Secretary is required to be a member of the Board; however, the Secretary or the Vice-Secretary will not be entitled to vote on matters before the Board unless he or she is a member of the Board.  Mr. Raimon Grifols Roura is the current Vice-Secretary of the Board and Ms. Nuria Martín Barnés is the current Secretary non-member of the Board.

Meetings of the Board

Pursuant to the Articles of Association, a meeting of the Board may be called by the Chairman whenever he considers such a meeting necessary or suitable.  The Chairman is also required to call a meeting at the request of one-third of the directors.  Meetings of the Board are called using any means of notice at least ten days before the date of the meeting, unless exigent circumstances require a shorter term.  Such notice of a meeting of the Board must state the place, date and time as well as the issues to be discussed.  The Board is required by Spanish law to hold a meeting at least every three months.  Our Articles of Association provide that a majority of the directors (half plus one of the directors present at a meeting) of the Board (represented in person or by proxy by another director on the Board) constitutes a quorum.  Except as otherwise provided by law or specified in the Articles of Association, resolutions of the

Board must be passed by an absolute majority of the directors present or represented at a meeting, with the Chairman having the right to cast a deciding vote in the event of a tie.

Delegation of Powers

Pursuant to Spanish law and our Articles of Association, the Board may delegate its powers either to an executive committee (Comisión Ejecutiva) or to one or more chief executive officers.  Spanish corporate law provides that resolutions appointing an executive committee, any chief executive officer or authorizing the permanent delegation of all, or part of, such board of directors’ powers, requires a two-thirds majority of the members of such board of directors and the registration of such resolution in the Spanish Commercial Registry (Registro Mercantil).  The Board may also revoke such powers at any time. In addition, when a member of the Board is appointed chief executive officer or vested with executive functions, he/she will need to enter into an agreement with the Company, which shall be approved by a two-thirds majority of the Board. The director in question will have to refrain from participating in the deliberation and voting process of such agreement.

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

The regulations applicable to the Audit Committee are set forth in the provisions referred to above, as well as the bylaws of the Audit Committee, which were approved by the Board and the Audit Committee on December 9, 2008.  In connection with the Talecris acquisition, at a Board meeting held on May 24, 2011, the Articles of Association and Board Regulations were amended to conform to NASDAQ Listing Rules and to facilitate the listing of our Class B ADSs on NASDAQ. Furthermore, the bylaws of the Audit Committee were modified at a Committee meeting held on March 31, 2015 to adapt them to the requirements imposed by Law 31/2014.

Pursuant to our Spanish corporate governance requirements and our Articles of Association and the Board Regulations, the Audit Committee consists of a minimum of three directors and a maximum of five directors who are appointed by the Board based on such directors’ knowledge, competence and experience in accounting, audit and risk management matters.  All of the members of the Audit Committee must be non-executive directors, of which at least two must be independent directors.  In addition, all members of the Audit Committee, including the chairman, must meet the independence, experience and other requirements set forth in the Exchange Act and NASDAQ Listing Rules.

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

•                                          receiving information from the auditors regarding matters that could impair their independence, or any other matters relating to conduct of audits of the financial statements as well as any other communications provided for in the legislation governing audits of financial statements and in technical auditing regulations, issuing on an annual basis a written opinion on the independence of the auditor;

•                                          issuing on an annual basis a written opinion on the independence of the auditor;

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

The Audit Committee currently consists of Mr. Mayer and Madames Szpilka and Villalonga. Each of Mr. Mayer and Madames Villalonga and Szpilka is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, and Mr. Mayer is an external director. Mr. Tomás Dagá Gelabert serves as Secretary non-member of the Audit Committee.

Appointments and Remuneration Committee

The Board established an Appointments and Remunerations Committee in compliance with Article 24.bis of the Articles of Association and Article 15 of the Board Regulations.

Pursuant to Spanish corporate governance requirements and Article 15 of the Board Regulations, the Appointments and Remuneration Committee is required to consist of between three and five members, all of which must be non-executive directors,  which includes at least two independent directors.

The responsibilities of the Appointments and Remuneration Committee include:

•                                          assisting in the nomination of directors, including evaluating potential nominees in light of the level of knowledge, competence and experience necessary to serve on the Board;

•                                          establishing a representation target for the gender that is least represented on the Board and prepare guidelines to achieve said target;

•                                          reporting and making proposals to the Board on the appointment of members to the various committees of the Board and on the persons who should hold the office of Secretary and Vice-Secretary of the Board;

•                                          to examine and organize the orderly and planned succession of the Chairman of the Board and the Chief Executive Officer;

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

Our Appointments and Remuneration Committee is required, pursuant to Spanish corporate governance requirements and Article 15 of the Board Regulations, to consist of between three and five members, all of which must be non-executive directors. Consistent with NASDAQ Listing Rules for foreign private issuers, our Appointments and Remuneration Committee currently consists of Messrs. Raimon Grifols Roura, Luís Isasi Fernández de Bobadilla and Ms. Salmon as directors. Each of Ms. Salmon and Mr. Isai is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, and Mr. Raimon Grifols Roura is a proprietary director. Ms. Martín Barnés serves as Secretary non-member of the Appointments and Remuneration Committee.

D.                                    Employees

The table below indicates the number of employees by department as of December 31, 2015, 2014 and 2013:

Department	2015	2014	2013
Manufacturing	11,409	10,776	9,811
Research & development — technical area	812	774	686
Administration and others	1,032	1,030	908
General management	215	187	173
Marketing	158	186	159
Sales and distribution	1,111	1,027	866
Total	14,737	13,980	12,603

The table below indicates the number of employees by geographic region as of December 31, 2015, 2014 and 2013:

Geographic Region	2015	2014	2013
Spain	3,256	2,981	2,74
North America	10,659	10,224	9,264
Rest of the World	822	775	596
Total	14,737	13,980	12,603

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

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents.  All of our employees are covered under this policy.  We implemented a defined contribution pension plan in all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees.  Our contribution to this pension plan was approximately €647,000 in 2015, compared to approximately €621,000 in 2014.  We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended.  We make fully vested matching contributions to the savings plan which totaled approximately $12.7 million for 2015, compared to $16.9 million for 2014.  For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law.  The pension cost relating to this plan is not material.

E.                                    Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2015, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

Item 7.                                                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth certain information, including information regarding beneficial ownership of our Class A (voting) shares as of December 31, 2015, for (i) our major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to us to be the beneficial owner of more than 3% of our Class A shares, (ii) each of our directors and (iii) each member of our senior management.  As of that date, there were a total of 213,064,899 Class A shares issued and outstanding.

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

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Major Shareholders
Deria S.A.(1)	18,905,512	8.873
Scranton Enterprises B.V.(2)	18,226,524	8.554
Thorthol Holdings B.V.(3)	15,042,766	7.060
Núria Roura Carreras (4)	13,112,187	6.154
Capital Research and Management Company(5)	10,546,012	4.950
BlackRock, Inc.(6)	6,296,938	2.960
Oppenheimerfunds Inc. (7)	6,532,375	3.066
Fidelity International Limited (8)	4,268,131	2.003

Directors
Víctor Grifols Roura	440,450	*
Ramón Riera Roca	169,085	*
Thomas H. Glanzmann(9)	83,561	*
Tomás Dagá Gelabert	51,898	*
Anna Veiga Lluch	100	*
Luís Isasi Fernández de Bobadilla	100	*

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Steven F. Mayer	—	—
Belén Villalonga Morenés	—	—
Marla E. Salmon	—	—
Iñigo Sánchez-Asiaín Mardones	—	—
Raimon Grifols Roura	1,390	*
Carina Szpilka Lázaro	—	—

Senior Management
Antonio Viñes Parés	111,115	*
Gregory Gene Rich	71,598	*
Carlos Roura Fernández	48,314	*
Francisco Javier Jorba Ribes	47,364	*
Montserrat Lloveras Calvo	34,459	*
Vicente Blanquer Torre	22,377	*
David Ian Bell	10,000	*
Nuria Pascual Lapeña	9,796	*
Mateo Florencio Borrás Humbert	491	*
Alfredo Arroyo Guerra	—	—
Lafmin Morgan	—	—
Juan Ignacio Twose Roura	—	—
Carsten Schroede	—	—
Shinji Wada	—	—

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

(4)           13,112,187 Class A shares are held directly by Rodellar Amsterdam B.V., through which Núria Roura Carreras exercises indirect voting rights.

(5)           Capital Research and Management Company has indirect voting rights over 10,546,012 of our Class A shares.

(6)           BlackRock has indirect voting rights over 6,296,938 of our Class A shares.

(7)           Oppenheimerfunds Inc. has indirect voting rights over 6,532,375 of our Class A shares.

(8)           Fidelity International Limited has indirect voting rights over 4,268,131 of our Class A shares.

(9)           12,000 Class A shares are held indirectly through Glanzmann Enterprises AG, and 53,000 Class A shares are held indirectly through Opulenta Holdings Ltd.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person.  We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

In accordance with Spanish reporting requirements, the following transfers of shares were reported to the Spanish National Securities Market Commission (Spanish Comisión Nacional del Mercado de Valores), or CNMV, as of December 31, 2015:  (i) on

February 13, 2015, Blackrock. Inc. disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 3%; (ii) on September 23, 2015, Blackrock Inc. reported the acquisition of a number of Class A shares that increased its percentage of ownership of voting share capital above 3%; (iii) on September 25, 2015, Blackrock. Inc. disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 3%; (iv) on December 21, 2015, Blackrock Inc. reported the acquisition of a number of Class A shares that increased its percentage of ownership of voting share capital above 3%; (v) on December 22, 2015, Blackrock. Inc. disposed of a number of Class A shares that decreased its percentage of ownership of voting share capital below 3%; (vi) on July 2, 2015, Fidelity International Limited reported the acquisition of a number of Class A shares that increased its percentage of ownership of voting share capital above 2%; (vii) on October 26, 2015, Oppenheimerfunds Inc. reported the acquisition of a number of Class A shares that increased its percentage of ownership of voting share capital above 3%; and (viii) on September 28, 2015, Núria Roura Carreras reported that as a result of the passing of her husband, Mr. Victor Grifols Lucas,  she became the holder of the Class A shares that were held by Mr. Victor Grifols Lucas (13,112,187 Class A shares).

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

B.                                    Related Party Transactions

TiGenix Convertible Bonds

On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, purchased €25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. Currently, we indirectly own 16.90% of the common stock of TiGenix. As of the date of this annual report on Form 20-F, €25 million of the convertible bonds were outstanding. Interest on the convertible bonds is payable on September 6 and March 6 of each year, and as of the date of this annual report on Form 20-F, TiGenix had paid us €2.3 million in interest on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, such bonds are convertible into common stock of TiGenix. As of the date of this annual report on Form 20-F, the conversion rate was 107,956.385 shares of TiGenix common stock per €100,000 principal amount of convertible bonds.

Trademark Use

Mr. José Antonio Grifols Gras, a former member of the Board, is the manager of Marca Grifols, S.L., which owns the trademark “Grifols.”  In addition, the Grifols family is the controlling shareholder of Marca Grifols, S.L.  We entered into a license agreement with Marca Grifols, S.L. on January 26, 1993 that permits us to use the “Grifols” trademark for 99 years.  The license agreement provides that we must pay an annual fee for the license, which is based on inflation and our net sales.  The fees for this license were €3.4 million, €3.5 million and €1.9 million in 2015, 2014 and 2013, respectively.

Options

Gripdan Invest

In May 2011, we sold five properties in Spain to Gripdan Invest S.L., a wholly owned subsidiary of Scranton Enterprises, B.V., one of our major shareholders. Simultaneous with the sale, we entered into operating lease agreements with Gripdan Invest with respect to the aforementioned properties and a purchase option for the shares of Gripdan Invest. On February 9, 2015, we exercised our purchase option and acquired 100% of the assets of Gripdan Invest S.L. for €46 million. The exercise price was at market value at the date of exercise, based upon appraisals made by independent appraisers.

Scranton Enterprises USA, Inc.

In December 2011, we entered into a purchase option for the shares of Scranton Investments, B.V., which cost $4 million and we exercised in January 2015.

Charitable Contributions

In 2015, we contributed to two charitable foundations, the Mr. Víctor Grifols i Lucas Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics.  It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas.  The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives.  Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Víctor Grifols Roura, our Chairman of the Board and Chief Executive Officer, and Mr. Raimon Grifols Roura, a director and Vice-Secretary of the Board.  We contributed €0.4 million, €0.3 million and €0.5 million to the Víctor Grifols i Lucas Foundation in 2015, 2014 and 2013, respectively.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes.  The Probitas Private Foundation was founded by us in 2008.  Messrs. Raimon Grifols Roura, a director and Vice-Secretary of our Board, and Tomás Dagá Gelabert, one of our directors, are patrons of the Probitas Private Foundation.  We contributed €4.8 million, €3.9 million and €3.3 million to the Probitas Private Foundation in 2015, 2014 and 2013, respectively.  We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

The Jose Antonio Grifols Lucas Foundation provides grants for education and research into the science of plasmapheresis.  Additionally, the foundation assists plasma donors who may be unable to care for themselves.  We contributed €0.2 million to the Jose Antonio Grifols Lucas Foundation in 2013, to support, among other purposes, a major study on the effect of plasmapheresis on the cholesterol levels of plasma donors. We did not contribute to the Jose Antonio Grifols Lucas Foundation in 2014 or 2015.

Consultant Agreement

In 2011, subsequent to the Talecris acquisition, one of our directors entered into a consulting services contract for a term of three years, pursuant to which he received compensation in the amount of $1.0 million per year with an additional $2.0 million payable upon the fulfillment of certain conditions.  In 2015, we extended this contract for a term of one year. In each of 2015, 2014 and 2013, we paid such director $1.0 million pursuant to this agreement.

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

In July 2009, Talecris voluntarily contacted the DOJ to advise it that it was conducting an internal investigation into potential violations of the FCPA.  The investigation into possible improper payments to individuals and entities made after Talecris’ formation initially focused on payments made in connection with sales in certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries as deemed appropriate.

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

In 2013, there was a criminal lawsuit initiated in Naples, Italy against five of our employees, including the former general director.  In 2014, Italian courts withdrew all claims, except for minor charges against two non-management employees. The Company has finalized the internal investigations opened in Italy and in November 2015 a meeting took place with the DOJ to report on the conclusions derived from the investigations. Although this proceeding is still under legal dispute, and the DOJ’s final decision is still pending, after the meeting held in November 2015 we consider it is remote that this proceeding will affect our financial statements.

Antitrust Approval of Talecris-Grifols Merger

On July 20, 2011, the Federal Trade Commission, or FTC, issued a final order, or Consent Order, to settle its May 31, 2011 charges that our acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers.  Pursuant to the Consent Order, we divested to Kedrion, on June 2, 2011, certain assets, including Talecris’ Melville, New York manufacturing facility, which we refer to as the Melville facility, and United States marketing rights to Koate® antihemophilic factor, and an agreed quantity of plasma and subsequently transferred to Kedrion two plasma collection centers located in Mobile, Alabama and Winston Salem, North Carolina.  Further, pursuant to the Consent Order, we and Kedrion entered into a contract manufacturing agreement under which we are supplying to Kedrion, for a period of seven years ending in 2018, Koate® and private label IVIG and albumin, for sale by Kedrion in the United States, and we extended to Kedrion a five year option ending in 2016 for Kedrion to purchase a non-exclusive license to Koate® related intellectual property for use in the United States.  In accordance with the Consent Order, we leased the Melville facility from Kedrion until July 1, 2013 when we turned over operations at the facility to Kedrion.

Effective July 1, 2013 Grifols and Kedrion agreed to an early termination of the lease agreement and completed the transfer of operations at the Melville facility to Kedrion.  The parties further entered into a 3 year fractionation agreement whereby Kedrion would continue to fractionate limited amounts of plasma for further manufacture by Grifols.

The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years.  We filed our first compliance report, pursuant to paragraph IX.B of the Consent Order, on July 20, 2012.  Grifols filed its fourth compliance report in July 2015.  There has been no further action by the FTC.  Our next compliance report is due in July 2016.

Dividend Policy

Class A Shares

Our dividend policy is to pay out approximately 40% of our net consolidated profits.  However, the Credit Facilities contain limitations on our ability to pay cash dividends depending on our debt levels.  We may only pay cash dividends if our Leverage Ratio (as defined in the Credit Facilities) is less than 3.50:1.00. As of the date of this Annual Report on Form 20-F, this restriction does not currently apply.  For a further discussion of the terms of the Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit—Credit Facilities.”

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law.  The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries.  This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €42.7 million at December 31, 2015.

At the general meeting held on May 29, 2015, our shareholders approved a dividend of €0.295 for each Class A share, for an aggregate dividend of €62.9 million, which was paid to the Class A shareholders on June 8, 2015.  Additionally, on October 23, 2015, our Board approved an interim dividend of €0.35 for each Class A share, for an aggregate interim dividend of €74.6 million, which was paid to the Class A shareholders on December 10, 2015.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that profits for the year ended December 31, 2015 in the amount of €28.9 million be transferred to reserves.

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

At the general meeting held on May 29, 2015, our shareholders approved a dividend of €0.295 for each Class B share, for an aggregate dividend of €38.6 million, and a preferred dividend of €0.01 for each Class B share, for an aggregate preferred dividend of €1.3 million, which were paid to the Class B shareholders on June 8, 2015.  Additionally, on October 23, 2015, our Board approved an interim dividend of €0.35 for each Class B share, for an aggregate interim dividend of €45.7 million, which was paid to the Class B shareholders on December 10, 2015.

B.                                    Significant Changes

See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events.”

Item 9.                                                         THE OFFER AND LISTING

A.                                    Offer and Listing Details

Price History of Class A Shares and Class B Shares

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.”  The following table sets forth the high and low intraday market prices, in euro, for our Class A shares for the periods indicated, as reported on the Spanish Automated Quotation System (prices are non-adjusted and exclude the impact of distributions on historic data):

	Class A Shares
	High (€)	Low (€)
Fiscal Year 2011
Annual	15.80	9.85
Fiscal Year 2012
Annual	27.72	12.73
Fiscal Year 2013
Annual	35.15	23.51
Fiscal Year 2014
First Quarter	42.09	34.07
Second Quarter	42.53	35.76
Third Quarter	40.40	31.40
Fourth Quarter	36.51	27.91
Fiscal Year 2015
First Quarter	41.35	31.72
Second Quarter	42.90	34.30
Third Quarter	41.50	34.00
Fourth Quarter	46.00	36.45
Recent Months
September 2015	40.33	35.61
October 2015	42.50	36.45
November 2015	45.29	41.62
December 2015	46.00	40.99
January 2016**	21.10	18.33
February 2016**	20.36	17.85
March 2016**	20.60	18.87

Our Class B shares have been listed on the Spanish Stock Exchanges since June 2, 2011 and quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.P.”  The following table sets forth the high and low intraday market prices, in euro, for our Class B shares for the periods indicated, as reported on the Spanish Automated Quotation System (prices are non-adjusted and exclude the impact of distributions on historic data):

	Class B Shares
	High (€)	Low (€)
Fiscal Year 2012
Annual (from June 2)	20.40	8.30
Fiscal Year 2013
Annual	23.99	18.05
Fiscal Year 2014
First Quarter	31.40	25.60
Second Quarter	34.60	26.71
Third Quarter	32.82	26.16
Fourth Quarter	30.00	22.61
Fiscal Year 2015
First Quarter	32.15	26.65
Second Quarter	33.00	26.73
Third Quarter	30.81	25.00
Fourth Quarter	33.69	27.22
Recent Months
September 2015	30.24	26.27
October 2015	31.95	27.22
November 2015	33.69	31.23
December 2015	33.47	29.18
January 2016**	15.30	13.20
February 2016**	14.63	12.70
March 2016**	14.51	13.24

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

The following table sets forth the high and low intraday market prices, in U.S. dollars, for the Class B ADSs for the periods indicated, as reported by NASDAQ:

	Class B Shares
	High ($)	Low ($)
Fiscal Year 2012
Annual (through July 22)*	10.61	5.32
Annual (from July 23)	27.78	18.51
Fiscal Year 2013
Annual	36.45	24.09
Fiscal Year 2014
First Quarter	43.45	34.63
Second Quarter	46.66	35.76
Third Quarter	44.64	34.55
Fourth Quarter	37.60	29.24
Fiscal Year 2015
First Quarter	36.00	30.97
Second Quarter	35.04	30.15
Third Quarter	33.89	29.06
Fourth Quarter	36.08	30.41
Recent Months
September 2015	33.89	29.48
October 2015	35.06	30.41
November 2015	36.08	33.61
December 2015	35.35	31.84
January 2016**	16.19	14.15
February 2016**	15.94	14.07
March 2016**	15.77	14.94

*              All prices reported on the NASDAQ from June 2, 2011 through July 22, 2012 reflect the prior ratio of Class B ADS to Class B shares of two-to-one.  On July 23, 2012 the depositary agreement was amended to provide that one Class B ADS represents one Class B share.

**           From January 4, 2016 prices reflect the two-to-one split executed by the Board effective from that date. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results —Subsequent Events.”

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

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia.  The majority of the transactions conducted on them are done through the Spanish Automated Quotation System.  During 2015, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Royal Legislative Decree 4/2015, of October 23, 2015, approved the revised Securities Market Act and, thus, abolished the former Securities Market Act from 1988.  Certain adjustments have been made to the structure of the former Securities Market Act to improve its organization and eliminate a number of inconsistencies. Additionally, the new text has also been prepared to transpose Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and, also, the MIFID2 rules (Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and Regulation (EU) No 600/2014 of the European Parliament and of the Council of 15 May 2014).

Royal legislative Decree 878/2015, on the clearing, settlement and recording of transferable securities represented in book-entry form, on the legal regime of the central securities depositaries and central counterparties, and on the transparency requirements for issuers of securities admitted to trading in a regulated, which was published in the Spanish Official Gazette on 3 October 2015, meets the need to develop the latest amendments introduced in the Securities Market Act in matters of book-entries and clearing and settlement of securities, in addition to the need to adapt our legal system to a number of EU Law provisions. The reform of our post-trading system seeks to improve its efficiency and stability, in addition to equating the securities clearing, settlement and recording activities to those of the European markets, thus helping to reduce operational costs and improve the competitiveness of our markets, entities and infrastructures and, consequently, of the financial sector.  It is foreseen that the new post-trading system commences in April 2016.

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

At the general shareholders’ meeting held on May 29, 2015, the shareholders voted to amend our Articles of Association on matters pertaining to corporate governance in order to ensure compliance with the amended Spanish Companies Act. The shareholders renewed the delegation of authority to the Board to effect a two-to-one split of the Class A and Class B shares, within one year following the date of the meeting, by reducing the nominal value and increasing the number of such shares, without changing the total nominal value of the share capital. Finally, the shareholders provided the Board authorization for the derivative acquisition of treasury stock thereby revoking and leaving without effect the authorization granted to the Board during the shareholder meeting on extraordinary matters held on January 25, 2011.

The full text of the amendments to the Articles of Association detailed above is available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the heading “Investor Relations — Corporate Governance.”

General

As of December 31, 2015, our share capital was €119,615,359 and comprised:

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

In exercise of the authorities granted to the Board of Directors by the Company’s general shareholders’ meeting held on May 29, 2015, on December 31, 2015, our Board agreed to carry out a two-to-one split of all of our existing Class A and Class B shares to take effect on January 4, 2016. Said split was carried out on January 4, 2016. The Board effected a two-to-one split of the Class A and Class B shares by reducing the nominal value and increasing the number of such shares, without changing the total nominal value of the share capital in accordance with the shareholder resolution passed at the general shareholders’ meeting held May 29, 2015. As a result of the split, 426,129,798 Class A Shares are now issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are now issued and outstanding with a par value of €0.05 per share. Our total share capital stands at €119,603,705.

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

Under Article 15 of the Board Regulations, the Appointments and Remuneration Committee will in all cases be fully composed of non-executive directors, two of which shall be independent directors, and the chairperson must be an independent director.

The Board, with the advice of the Appointments and Remuneration Committee, sets director compensation.  As set forth in Article 20.bis of our Articles of Association the directors’ remuneration shall be a fixed amount. Furthermore, as set forth in Article 26 of the Board Regulations, every three years the general shareholders’ meeting must approve the remuneration policy for the directors which shall remain in force for the three fiscal years following the year of its approval and must be in line, where applicable, to the remuneration system laid down in the Articles of Association. As set forth in Article 27 of such Board Regulations, non-executive directors should be excluded from receiving remuneration linked to our profits or welfare systems, other than shares in Grifols, S.A., that they must hold until their resignation as directors.  Further, the establishment of equity compensation plans in which members of the Board participate must be authorized in the Articles of Association and requires the shareholders’ prior approval at a shareholders’ meeting.  Additionally, the amount of non-executive directors’ remuneration should be calculated in order to incentivize dedication but not become an obstacle to independence.

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

The right to a dividend lapses and reverts to us if it is not claimed within five years after it becomes payable.  Dividends payable by us to non-residents of Spain may be subject to a Spanish withholding tax of 19%, effective January 1, 2016.  However, residents of certain countries are entitled to the benefits of the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as described below in “— E. Taxation — Spanish Tax Considerations.”

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

Also, at the general shareholder meeting on extraordinary matters held on December, 4 2012, our shareholders authorized the Board to increase share capital up to 50% of the existing share capital at that time.  Within this authorization, on April 16, 2013, the Board adopted an increase by issuing an additional 884,997 Class B shares, with a share premium of €23.02, in order to pay half of the purchase price of the Progenika acquisition.  The issuance of these shares increased share capital by a nominal amount of €0.09 million.

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

Credit Facilities

For a summary of the material terms of the Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — Credit Facilities.”

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

European Investment Bank Term Loan

For a summary of the material terms of the European Investment Bank Term Loan, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — European Investment Bank Term Loan.”

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

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, in each case as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, as well as the tax laws of Spain and regulations thereunder and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, in each case as in effect as of the date hereof and subject to change.  On January 14, 2013, the U.S. and Spain signed a protocol amending the Treaty, or the Protocol, which, depending on a holder’s individual circumstances, could alter either the United States federal income tax consequences, the Spanish tax consequences, or both, of owning shares or ADSs.  However, the Protocol will not become effective until formal ratification procedures are completed by both countries, and the timing for the completion of such ratification procedures is not certain.  As a result, it is not certain when any changes to the United States federal income tax consequences or Spanish tax consequences of owning shares of ADSs resulting from the Protocol would come into effect, and in any case such changes would, in general, be prospective only.

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

Taxation of Dividends

Under Spanish law, including Royal Legislative Decree 5/2004, of March 5, 2004, as amended by Law 26/2014 (which is effective from January 1, 2015), on the Non-Resident Income Tax Law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax of 19%, effective January 1, 2016.

We will levy an initial withholding tax on the gross amount of dividends at a 19% tax rate, following the procedures set forth by the Spanish Ministerial Order, or Order, of April 13, 2000.  However, under the Treaty and subject to the fulfillment of certain requirements, individuals and entities may be entitled to a reduced rate of 15%.

To benefit from the Treaty’s reduced rate of 15%, an individual or entity must provide the depositary with a certificate from the U.S. Internal Revenue Service, or IRS, stating that, to the knowledge of the IRS, it is a resident of the United States within the meaning of the Treaty.  The IRS certificate may be obtained by filing an IRS Form 8802 and is valid for a period of one year.

According to the Order of April 13, 2000, to get a direct application of the Treaty’s reduced rate of 15%, the certificate referred to above must be provided to the depositary before the tenth day following the end of the month in which the dividends were distributable by us.  If an individual or entity fails to timely provide the depositary with the required documentation, it may obtain a refund of the 4% (effective January 1, 2016) in excess withholding that would result from the Spanish tax authorities in accordance with the procedures below.

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

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain.  For U.S. residents, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes.  Effective January 1, 2016, Spanish Non-Resident Income Tax is levied at a 19% rate on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

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

Spanish Wealth Tax

On September 16, 2011, Royal Decree 13/2011 approved the reintroduction of the Spanish wealth tax (originally introduced under Law 19/1991) for 2011 and 2012.  The Spanish wealth tax has been extended to apply through 2016 (in 2013 pursuant to Law 16/2012, of December 27, 2012, adopting various tax measures aimed at strengthening public finances and economic activity, in 2014 pursuant to Law 22/2013, of December 23, 2013 on the General State Budget for 2014 in 2015 pursuant to Law 36/2014, of December 26, 2014, on the General State Budget for 2015) and in 2016 pursuant to law 48/2015, of October 29, 2015, on the General State Budget for 2016.  As a result, individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax, which imposes a tax on property located in Spain on the last day of any year.  The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes.  If the tax authorities take this view, individuals subject to the Spanish wealth tax will be taxed at marginal rates of 0.2% to 2.5% (as published by the Spanish Ministry of Economy and Public Administrations) of the average market value of their shares or ADSs during the last quarter of the relevant year, subject to a tax-free allowance of €700,000.

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

Effective January 1, 2016, gifts granted to corporations not resident in Spain are subject to Spanish Non-Resident Income Tax of 19% of the fair market value of the shares as a capital gain.  If the donee is a United States corporation, the exclusions available under the Treaty described above in “— Taxation of Capital Gains” will be applicable.

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

Currency Risk

We operate internationally and are exposed to currency risks when operating in foreign currencies, in particular with respect to the U.S. dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2015, equity would have increased by €0.3 million (€0.3 million at December 31, 2014) and profit would have increased by €0.05 million (increased by €0.019 million at December 31, 2014).  This analysis assumes that all other variables are held constant, especially that interest rates remain constant.  A 10% weakening of the U.S. dollar against the euro at December 31, 2015 and 2014 would have had the opposite effect for the amounts shown above, all other variables being held constant.

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

A significant part of the financing obtained during 2015 accrues interest at fixed rates.  This fixed interest debt amounts to $1 billion as of December 31, 2015, which represents approximately 19% of our total U.S. dollar denominated debt.

With respect to the remaining senior U.S. dollar denominated debt, which totaled $3.9 billion at December 31, 2015 and is at variable rates, we have contracted a variable to fixed interest rate swap.  At December 31, 2015, the nominal part of this hedging instrument amounted to $0.7 billion.  This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal.  The purpose of the swaps is to convert borrowings at variable interest rates into fixed interest rate debt.  Through these swaps, we undertake to exchange the difference between fixed interest and variable interest with other parties periodically.  The notional amount of the swap hedged 18% of our variable interest rate senior U.S. dollar denominated debt at December 31, 2015 (26% at December 31, 2014).

Our senior euro denominated debt represented approximately10% of our total debt at December 31, 2015 (9% at December 31, 2014). All of such debt is at variable rates. We manage cash flow interest rate risks through euro denominated variable to fixed interest rate swaps.  The nominal part of this hedging instrument amounted to €100 million, representing hedging of 25%, of our variable interest rate senior euro denominated debt at December 31, 2015 (25% at December 31, 2014).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates is accounted for on a monthly basis.  These derivative financial instruments comply with hedge accounting requirements for financial hedging instruments.

If the interest rate at December 31, 2015 had been 100 basis points higher, our interest expense would have increased by €40.3 million (€31 million at December 31, 2014), the finance expense due to changes in the value of derivatives would have been €8.6 million lower (€9 million at December 31, 2014) and equity would have increased by €2.2 million (€7.2 million at December 31, 2014) as a result of changes in derivatives to which hedge accounting is applied.

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

As necessary.

Any additional fees, charges, costs or expenses that may be incurred by the depositary from time to time.	As necessary.

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols, S.A. certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees.  It has covered all such expenses incurred by us during 2015 for an amount of $1.07 million.  The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

As part of its service to us, Deutsche Bank Trust Company Americas has also agreed to waive the cost of providing administrative and reporting services, including the cost of accessing its intelligence database for our ADR programs, which totaled $160,000 for 2015.

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

Our internal control over the financial reporting system includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015.  In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).  Based on their assessment under these criteria, our management believes that, at December 31, 2015 our internal control over financial reporting is effective.

C.                                    Attestation Report of the Registered Public Accounting Firm

KPMG Auditores, S.L., an independent registered public accounting firm, who also audit the Group’s consolidated financial statements, has audited the effectiveness of Grifols S. A.’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on page F-3 of this annual report on Form 20-F.

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

Item 16.                                                  [RESERVED]

Item 16.A.                                      AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Steven F. Mayer is an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and is an independent director under Rule 10A-3 under the Exchange Act.

Item 16.B.                                      CODE OF ETHICS

We have adopted the Employee Code of Conduct, which applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer and principal accounting officer.  This Code is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F.

If the Code of Conduct for Grifols’ Employees is amended, or if a waiver is granted, we will disclose such amendment or waiver on our website.

Item 16.C.                                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2015 and 2014, and breaks down these amounts by category of service:

	2015	2014
	(in thousands of euros)
Audit fees	5,097	4,244
Audit-related fees(1)	50	301
Tax fees	61	26
All other fees(2)	129	35
Total	5,337	4,606

(1)           Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors.

(2)           All other fees primarily relate to due diligence of businesses acquired and training.

The table below sets forth the total fees paid to other auditors for services performed in the years 2015 and 2014, and breaks down these amounts by category of service:

	2015	2014
	(in thousands of euros)
Audit fees	35	32
Audit-related fees	—	15
Tax fees	7	—
All other fees	—	1
Total	42	48

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

Item 16.D.                                      EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E.                                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table includes information about our share purchases during 2015:

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
May 2015	2,014,285	29.020	*	N/A	N/A

* Average price paid per share at the time of acquisition (pre-split).

As of December 31, 2015, we hold 2,019,285 Class B shares and no Class B ADSs in treasury.

Item 16.F.                                       CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G.                                     CORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3).  We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3).  Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2015) and those followed by NASDAQ-listed U.S. domestic issuers.

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

Our Appointments and Remuneration Committee is comprised exclusively of external directors and is chaired by an independent director.  For a detailed discussion of our Appointments and Remuneration Committee, see Item 6 of Part I, “Directors, Senior Management and Employees — C. Board Practices — Committees of the Board — Appointments and Remuneration Committee.”

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
Executive Officer

Date:  April 5, 2016

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2015 and 2014

SUMMARY

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2015 and 2014

SUMMARY

•	Appendices

	•	Appendix I Information on Group Companies, Associates and Others	F-92
	•	Appendix II Operating Segments	F-97
	•	Appendix III Changes in Other Intangible Assets	F-99
	•	Appendix IV Movement in Property, Plant and Equipment	F-101
	•	Appendix V Statement of Liquidity for Distribution of Interim Dividend 2014	F-103
	•	Appendix VI Condensed Consolidating Financial Information	F-105

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

   Grifols, S.A.

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries as of 31 December 2015 and 2014, and the related consolidated statements of profit or loss, comprehensive income, changes in consolidated equity and cash flows for each of the years in the three-year period ended 31 December 2015. We also have audited Grifols, S.A.’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grifols, S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Grifols, S.A.’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grifols, S.A. and subsidiaries as of 31 December 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Grifols, S.A. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores, S.L.

Barcelona, Spain

5 April 2016

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2015 and 2014

(Expressed in thousands of Euros)

Assets	31/12/15	31/12/14

Goodwill (note 7)	3,532,359	3,174,732
Other intangible assets (note 8)	1,161,572	1,068,361
Property, plant and equipment (note 9)	1,644,402	1,147,782
Investments in equity-accounted investees (note 10)	76,728	54,296
Non-current financial assets (note 11)	30,388	9,011
Deferred tax assets (note 27)	66,794	82,445
Total non-current assets	6,512,243	5,536,627

Inventories (note 12)	1,431,391	1,194,057
Trade and other receivables
Trade receivables	362,406	500,785
Other receivables	60,520	35,370
Current income tax assets	60,270	79,593
Trade and other receivables (note 13)	483,196	615,748
Other current financial assets (note 11)	1,294	502
Other current assets	31,091	23,669
Cash and cash equivalents (note 14)	1,142,500	1,079,146
Total current assets	3,089,472	2,913,122

Total assets	9,601,715	8,449,749

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2015 and 2014

(Expressed in thousands of Euros)

Equity and liabilities	31/12/15	31/12/14
Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	1,371,061	1,088,337
Treasury stock	(58,575)	(69,252)
Interim dividend	(119,615)	(85,944)
Profit for the year attributable to the Parent	532,145	470,253
Total equity	2,755,348	2,433,726
Cash flow hedges	3,329	(15,811)
Other comprehensive Income	3,035	(406)
Translation differences	534,491	240,614
Other comprehensive expenses	540,855	224,397

Equity attributable to the Parent (note 15)	3,296,203	2,658,123
Non-controlling interests (note 17)	5,187	4,765

Total equity	3,301,390	2,662,888

Liabilities

Grants (note 18)	13,120	6,781
Provisions (note 19)	4,980	6,953
Non-current financial liabilities (note 20)	4,597,654	4,154,630
Deferred tax liabilities (note 27)	631,565	538,786

Total non-current liabilities	5,247,319	4,707,150

Provisions (note 19)	123,049	115,985
Current financial liabilities (note 20)	262,497	194,726
Debts with associates (note 31)	443	3,059
Trade and other payables
Suppliers	409,986	439,631
Other payables	106,171	90,965
Current income tax liabilities	16,196	87,462
Total trade and other payables (note 21)	532,353	618,058
Other current liabilities (note 22)	134,664	147,883
Total current liabilities	1,053,006	1,079,711

Total liabilities	6,300,325	5,786,861

Total equity and liabilities	9,601,715	8,449,749

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

for the years ended 31 December 2015, 2014 and 2013

(Expressed in thousands of Euros)

	31/12/15	31/12/14	31/12/13
Continuing Operations
Net revenue (notes 6 and 23)	3,934,563	3,355,384	2,741,732
Cost of sales	(2,003,565)	(1,656,170)	(1,323,880)
Gross Profit	1,930,998	1,699,214	1,417,852
Research and Development	(224,193)	(180,753)	(123,271)
Selling, General and Administration expenses	(736,435)	(660,772)	(558,461)
Operating Expenses	(960,628)	(841,525)	(681,732)
Operating Result	970,370	857,689	736,120
Finance income	5,841	3,069	4,869
Finance costs	(240,335)	(225,035)	(239,991)
Change in fair value of financial instruments	(25,206)	(20,984)	(1,786)
Impairment and gains /(losses) on disposal of financial instruments	—	(5)	792
Exchange differences	(12,140)	(18,472)	(1,303)

Finance result (note 26)	(271,840)	(261,427)	(237,419)
Share of losses of equity accounted investees (note 10)	(8,280)	(6,582)	(1,165)
Profit before income tax from continuing operations	690,250	589,680	497,536
Income tax expense (note 27)	(158,809)	(122,597)	(155,482)
Profit after income tax from continuing operations	531,441	467,083	342,054
Consolidated profit for the year	531,441	467,083	342,054
Profit attributable to the Parent	532,145	470,253	345,551
Loss attributable to non-controlling interest (note 17)	(704)	(3,170)	(3,497)
Basic earnings per share (Euros) (see note 16)	0.78	0.69	0.51
Diluted earnings per share (Euros) (see note 16)	0.78	0.69	0.51

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2015, 2014 and 2013

(Expressed in thousands of Euros)

	31/12/15	31/12/14	31/12/13
Consolidated profit for the year	531,441	467,083	342,054
Items for reclassification to profit or loss
Translation differences	290,635	303,077	(91,610)
Equity accounted investees (note 10)	2,673	1,287	(359)
Cash flow hedges - effective part of changes in fair value	55,305	34,556	22,943
Cash flow hedges - amounts taken to profit or loss	(25,206)	(20,711)	(11,471)
Other comprehensive income	4,575	(406)	—
Tax effect	(12,093)	(3,865)	(4,227)
Other comprehensive income for the year, after tax	315,889	313,938	(84,724)

Total comprehensive income for the year	847,330	781,021	257,330

Total comprehensive income attributable to the Parent	848,603	783,931	261,509

Total comprehensive expense attributable to the non-controlling interests	(1,273)	(2,910)	(4,179)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2015, 2014 and 2013

(Expressed in thousands of Euros)

	31/12/15	31/12/14	31/12/13
Cash flows from operating activities
Profit before tax	690,250	589,680	497,536
Adjustments for:	460,564	501,233	347,853
Amortisation and depreciation (note 25)	189,755	189,472	128,469
Other adjustments:	270,809	311,761	219,384
(Profit) / losses on equity accounted investments (note 10)	8,280	6,582	1,165
Exchange gains	—	—	1,303
Impairment of assets and net provision charges	(564)	(21,388)	4,611
(Profit) / losses on disposal of fixed assets	6,721	8,711	4,689
Government grants taken to income	(1,854)	(704)	(1,130)
Finance cost / (income)	256,129	233,954	228,308
Other adjustments	2,097	84,606	(19,562)
Change in operating assets and liabilities	(77,058)	95,281	40,332
Change in inventories	(120,641)	(97,023)	17,277
Change in trade and other receivables	144,405	26,900	(35,694)
Change in current financial assets and other current assets	(5,565)	(2,506)	(2,612)
Change in current trade and other payables	(95,257)	167,910	61,361
Other cash flows used in operating activities	(330,978)	(207,266)	(293,710)
Interest paid	(171,380)	(175,524)	(157,880)
Interest recovered	4,316	3,401	5,423
Income tax (paid) / received	(163,914)	(35,143)	(141,253)
Net cash from operating activities	742,778	978,928	592,011
Cash flows from investing activities
Payments for investments	(647,417)	(1,535,527)	(252,827)
Group companies and business units (notes 3 and 2 (c))	(58,609)	(1,234,952)	(69,172)
Property, plant and equipment and intangible assets	(567,020)	(287,039)	(172,849)
Property, plant and equipment	(522,587)	(235,894)	(138,460)
Intangible assets	(44,433)	(51,145)	(34,389)
Other financial assets	(21,788)	(13,536)	(10,806)
Proceeds from the sale of investments	14,307	14,423	16,793
Property, plant and equipment	14,307	14,423	16,793
Net cash used in investing activities	(633,110)	(1,521,104)	(236,034)
Cash flows from financing activities
Proceeds from and payments for equity instruments	12,695	(69,252)	35,221
Issue	—	—	20,461
Payments for treasury stock (note 15 (d))	(58,457)	(69,252)	(120,429)
Sales of treasury stock (note 15 (d))	71,152	—	135,189
Proceeds from and payments for financial liability instruments	28,953	1,226,339	(79,413)
Issue	178,686	5,197,142	53,507
Redemption and repayment	(149,733)	(3,970,803)	(132,920)
Dividends and interest on other equity instruments	(216,772)	(156,007)	(69,138)
Dividends paid	(221,772)	(156,007)	(70,062)
Dividends received	5,000	—	924
Other cash flows from / (used in) financing activities	17,086	(159,962)	8,184
Financing costs included on the amortised costs of the debt	—	(183,252)	—
Other amounts from / (used in) financing activities	17,086	23,290	8,184
Net cash from/(used in) financing activities	(158,038)	841,118	(105,146)
Effect of exchange rate fluctuations on cash	111,724	71,427	(15,381)
Net increase in cash and cash equivalents	63,354	370,369	235,450
Cash and cash equivalents at beginning of the year	1,079,146	708,777	473,327
Cash and cash equivalents at year end	1,142,500	1,079,146	708,777

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2015, 2014 and 2013
(Expressed in thousands of Euros)

	Attributable to shareholders of the Parent
				Profit attributable			Accumulated other comprehensive income			Equity attributable
	Share capital	Share premium	Reserves	to Parent	Interim dividend	Treasury stock	Translation differences	Other comprehensive income	Cash flow hedges	to Parent	Non-controlling interests	Equity

Balances at 31 December 2012	117,882	890,355	620,144	256,686	—	(3,060)	27,797	—	(33,036)	1,876,768	3,973	1,880,741
Translation differences	—	—	—	—	—	—	(91,287)	—	—	(91,287)	(682)	(91,969)
Cash flow hedges	—	—	—	—	—	—	—	—	7,245	7,245	—	7,245
Other comprehensive income for the year	—	—	—	—	—	—	(91,287)	—	7,245	(84,042)	(682)	(84,724)
Profit/(loss) for the year	—	—	—	345,551	—	—	—	—	—	345,551	(3,497)	342,054
Total comprehensive income / (expense) for the year	—	—	—	345,551	—	—	(91,287)	—	7,245	261,509	(4,179)	257,330
Net change in treasury stock (note 15 (d))	—	—	11,806	—	—	3,060	—	—	—	14,866	—	14,866
Capital increase January 2013 (note 15 (a))	1,633	—	(1,665)	—	—	—	—	—	—	(32)	—	(32)
Capital increase April 2013 (note 15 (a))	89	20,373	(375)	—	—	—	—	—	—	20,087	—	20,087
Acquisition of non-controlling interests (note 15 (c))	—	—	(2,800)	—	—	—	—	—	—	(2,800)	2,895	95
Acquisition of non-controlling interests in investees	—	—	—	—	—	—	—	—	—	—	1,712	1,712
Other changes	—	—	2	—	—	—	—	—	—	2	1,541	1,543
Interim dividend	—	—	924	—	(68,755)	—	—	—	—	(67,831)	—	(67,831)
Distribution of 2012 profit
Reserves	—	—	255,379	(255,379)	—	—	—	—	—	—	—	—
Dividends (Class B shares)	—	—	—	(1,307)	—	—	—	—	—	(1,307)	—	(1,307)
Operations with shareholders or owners	1,722	20,373	263,271	(256,686)	(68,755)	3,060	—	—	—	(37,015)	6,148	(30,867)
Balance at 31 December 2013	119,604	910,728	883,415	345,551	(68,755)	—	(63,490)	—	(25,791)	2,101,262	5,942	2,107,204
Translation differences	—	—	—	—	—	—	304,104	—	—	304,104	260	304,364
Cash flow hedges	—	—	—	—	—	—	—	—	9,980	9,980	—	9,980
Other comprehensive income	—	—	—	—	—	—	—	(406)	—	(406)	—	(406)
Other comprehensive expense for the year	—	—	—	—	—	—	304,104	(406)	9,980	313,678	260	313,938
Profit/(loss) for the year	—	—	—	470,253	—	—	—	—	—	470,253	(3,170)	467,083
Total comprehensive income / (expense) for the year	—	—	—	470,253	—	—	304,104	(406)	9,980	783,931	(2,910)	781,021
Net change in treasury stock (note 15 (d))	—	—	—	—	—	(69,252)	—	—	—	(69,252)	—	(69,252)
Acquisition of non-controlling interests (note 15 (c))	—	—	(1,706)	—	—	—	—	—	—	(1,706)	1,740	34
Other changes	—	—	(105)	—	—	—	—	—	—	(105)	(7)	(112)
Interim dividend	—	—	—	—	(85,944)	—	—	—	—	(85,944)	—	(85,944)
Distribution of 2013 profit
Reserves	—	—	275,488	(275,488)	—	—	—	—	—	—	—	—
Dividends	—	—	—	(70,063)	—	—	—	—	—	(70,063)	—	(70,063)
Interim dividend	—	—	(68,755)	—	68,755	—	—	—	—	—		—
Operations with shareholders or owners	—	—	204,922	(345,551)	(17,189)	(69,252)	—	—	—	(227,070)	1,733	(225,337)
Balance at 31 December 2014	119,604	910,728	1,088,337	470,253	(85,944)	(69,252)	240,614	(406)	(15,811)	2,658,123	4,765	2,662,888
Translation differences	—	—	—	—	—	—	293,877	—	—	293,877	(569)	293,308
Cash flow hedges (note 15 (f))	—	—	—	—	—	—	—	—	19,140	19,140	—	19,140
Other comprehensive income	—	—	—	—	—	—	—	3,441	—	3,441	—	3,441
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	293,877	3,441	19,140	316,458	(569)	315,889
Profit/(loss) for the year	—	—	—	532,145	—	—	—	—	—	532,145	(704)	531,441
Total comprehensive income / (expense) for the year	—	—	—	532,145	—	—	293,877	3,441	19,140	848,603	(1,273)	847,330
Net change in treasury stock (note 15 (d))	—	—	2,018	—	—	10,677	—	—	—	12,695	—	12,695
Acquisition of non-controlling interests (note 15 (c))	—	—	(1,770)	—	—	—	—	—	—	(1,770)	1,767	(3)
Other changes	—	—	324	—	—	—	—	—	—	324	(72)	252
Interim dividend	—	—	—	—	(119,615)	—	—	—	—	(119,615)	—	(119,615)
Distribution of 2014 profit												—
Reserves	—	—	368,096	(368,096)	—	—	—	—	—	—	—	—
Dividends	—	—	—	(102,157)	—	—	—	—	—	(102,157)	—	(102,157)
Interim dividend	—	—	(85,944)	—	85,944	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	282,724	(470,253)	(33,671)	10,677	—	—	—	(210,523)	1,695	(208,828)
Balance at 31 December 2015	119,604	910,728	1,371,061	532,145	(119,615)	(58,575)	534,491	3,035	3,329	3,296,203	5,187	3,301,390

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

(2)         Basis of Presentation

The consolidated financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated financial statements for 2015 have been prepared under International Financial Reporting Standards as adopted by International Accounting Standard Board (IFRS-IASB) which for Grifols Group purposes, are identical to the standards as endorsed by the European Union (IFRS-EU)  to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2015, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for  the year then ended.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its financial statements under IFRS-EU as required by capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Board of Directors of Grifols, S.A. authorized these consolidated financial statements for issue at their meeting held on 31 March 2016 without any modifications.

In accordance with the provision of section 357 of the Irish Companies Act Law 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix VI), for the financial year ended 31 December 2015 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)         Relevant accounting estimates, assumptions and judgments used when applying accounting principles

The preparation of the consolidated financial statements in conformity with IFRS-IASB requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated financial statements.

•                      The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see notes 4(k) and 30). The Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgment in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

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

•                      Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h). Although estimates are calculated by the Company’s management based on the best information available at 31 December 2015, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognized prospectively.

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

•                      Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                      Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

•                      Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amount and timing of future taxable profits (see notes 4(t) and 27).

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

Grifols management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

(b)         Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2015, 2014 and 2013, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method.

Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence it has been fully consolidated.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence it has been fully consolidated.

Changes in subsidiaries

On 9 February 2015 the Group acquired 100% of the assets of Gripdan Invest, S.L for Euros 46 million in the form of a cash payment.

Effective 1 January 2015:

•                 Plasmacare, Inc and Biomat USA, Inc entered into a merger agreement, the surviving company being Biomat USA, Inc.

•                 Proteomika, S.L.U. and Progenika Biopharma, S.A entered into a merger agreement, the surviving company being Progenika Biopharma, S.A.

•                 Arrahona Optimus, S.L and Grifols, S.A entered into a merger agreement, the surviving company being Grifols, S.A.

In May 2014 and July 2015 Araclon Biotech S.L carried out two share capital increases of Euros 7 million and Euros 6 million, respectively. After these capital increases Grifols interest rises to 70.83% in 2015 (see note 15 (c)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On 14 February 2014 and 16 November 2015, the Group  company Gri-Cel, S.A,  which is the affiliate that centralizes the Company’s investments in R&D companies and projects in fields of medicine other than its core business, subscribed both share capital increases in the capital of VCN Bioscience, S.L of Euros 700 thousand and Euros 2,582 thousand, respectively. After this capital increase, Grifols interest rises to 68,01% in 2015 (see note 3(a)).

In 2014 Grifols incorporated the following companies:

•                 Grifols Worldwide Operations USA, Inc. (USA)

•                 Grifols Japan K.K. (Japan)

•                 Grifols India Healthcare Private Ltd. (India)

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million) (see note 3(b)).

In 2013 Grifols incorporated the following companies:

•                 Grifols Diagnostic Solutions, Inc. (USA)

•                 Grifols Switzerland AG (Switzerland)

•                 Grifols Pharmaceutical Consulting (Shanghai) Co. Ltd (China)

•                 Grifols Worldwide Operations, Ltd (Ireland)

On 27 February 2013 the Group acquired  shares representing 60% of the economic and voting rights (56.1% after Ekarpen capital increase) of the Spanish biotechnology group of companies headed by Progenika Biopharma, S.A. (hereinafter Progenika) for an amount of Euros 37,010 thousand (see note 3(c)).

During the second half of 2013 Talecris Biotherapeutics Overseas Services, Corp. was wound up. The assets and liabilities of these companies have been integrated into Grifols Therapeutics, Inc.

Changes in associates and joint control

On March 4, 2015, the Group acquired 47.58% of the equity of Alkahest, Inc. (“Alkahest”) for Euros 33 million (US Dollar 37.5 million) in the form of a cash payment in exchange for 47.58% of Alkahest’s shares following the closing of the transaction. In addition Grifols will provide a further payment of US Dollar 12.5 million as collaboration fees and fund the development of plasma-based products, which may be commercialized by the Group throughout the world. Alkahest will receive milestone payments and royalties on sales of such products by Grifols. This investment has been accounted for using the equity method.

On 19 September 2014 the Group subscribed to a share capital increase of  the company Kiro Robotics, S.L. (“Kiro Robotics”) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Robotics. The capital increase was paid by means of a monetary contribution (see note 10). This investment has been accounted for using the equity method.

On 19 November 2013, the Group company Gri-Cel, S.A., which is the affiliate that centralises the Company’s investments in R&D companies and projects in fields of medicine other than its core business, acquired 21.30% of TiGenix N.V. for a total of Euros 12,443 thousand. This investment has been accounted for using the equity method. During 2015 two capital increases have been carried out by TiGenix, N.V. Both share capital increases at TiGenix, N.V resulted in a dilution of the Group’s percentage stake to 19,28%. Despite the investment reduction, the Group still maintains significant influence considering that it has subscribed the convertible bonds.

On 20 May 2013 the Group announced the signing of a worldwide exclusive licensing agreement with Aradigm Corporation to develop and commercialise Pulmaquin and Lipoquin, on the condition that Grifols, S.A. would participate in the capital increase.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On 27 August 2013 the Group acquired a 35% interest in Aradigm Corporation for a total of US Dollars 26 million (Euros 20.6 million) and, therefore, the exclusive worldwide licensing agreement to develop and commercialise Pulmaquin and Lipoquin became effective (see note 10). All shares have the same voting and economic rights. This investment has been accounted for using the equity method.

(c)          Amendments to IFRS in 2015, 2014 and 2013

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated financial statements of the Group.

Effective date in 2013

Mandatory application for annual periods
beginning on or after :
Standards		IASB effective date	EU effective date

IFRS 1	Amendments to IFRS 1: Government Loans	1 January 2013	1 January 2013

IAS 1	Presentation of Components of Other Comprehensive Income	1 July 2012	1 July 2012

IAS 19	Employee Benefits	1 January 2013	1 January 2013

IAS 27	Separate Financial Statements	1 January 2013	1 January 2014 (*)

IAS 28	Investments in Associates and Joint Ventures	1 January 2013	1 January 2014 (*)

IFRS 7	Amendments to IFRS 7: Offsetting Financial Assets and Financial Liabilities: Disclosure	1 January 2013	1 January 2013

IFRS 10	Consolidated Financial Statements	1 January 2013	1 January 2014 (*)

IFRS 11	Joint Arrangements	1 January 2013	1 January 2014 (*)

IFRS 12	Disclosures of Interests in Other Entities	1 January 2013	1 January 2014 (*)

IFRS 10 IFRS 11 IFRS 12	Consolidated financial statements, joint arrangements and disclosure of interests in other entities: Transition guidance (issued on 28 June 2012). Improvements to IFRSs 10, 11 and 12	1 January 2013	1 January 2014 (*)

IFRS 13	Fair Value Measurement	1 January 2013	1 January 2013

Various	Improvements to IFRSs (2009-2011) issued on 17 May 2012	1 January 2013	1 January 2013

(*) early adopted

Effective date in 2014

Mandatory application for annual periods
beginning on or after :
Standards		IASB effective date	EU effective date

IAS 32	Amendments to IAS: Offsetting financial assets and financial liabilities	1 January 2014	1 January 2014

IAS 36	Recoverable amount disclosures for non-financial assets (amendments to IAS 36) (issued on 29 May 2013)	1 January 2014	1 January 2014

IAS 39	Novation of Derivatives and Continuation of hedge Accounting (Amendments to IAS 39) (issued on 27 June 2013)	1 January 2014	1 January 2014

IFRIC 21	Interpretation 21 Levies (issued on 20 May 2013)	1 January 2014	17 June 2014 (*)

IFRS 10 IFRS 12 IAS 27	Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27) (issued on 31 October 2012)	1 January 2014	1 January 2014

(*) early adopted

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Effective date in 2015

Mandatory application for annual periods
beginning on or after:
Standards		IASB effective date	EU effective date

IAS 19	Defined Benefit Plans: employee contributions (amendments to IAS 19)	1 July 2014	1 February 2015 (*)

Various	Annual improvements to IFRSs 2010-2012 cycle	1 July 2014	1 February 2015 (*)

Various	Annual improvements to IFRSs 2011-2013 cycle	1 July 2014	1 January 2015 (*)

(*) early adopted

The application of these standards and interpretations has had no material impact on these consolidated financial statements.

Standards issued but not effective in 2015

Mandatory application for annual periods
beginning on or after:
Standards		IASB effective date	EU effective date

IAS 16 IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 May 2014)	1 January 2016	1 January 2016

IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016	1 January 2016

IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016	1 January 2016

IFRS 10 IAS 28	Sale or Contribution of Assets between an investor and its Associate or Joint Venture (issued on 11 September 2014)	Deferred indefinitely	Deferred

Various	Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016	1 January 2016

IFRS 10 IFRS 12 IAS 28	Investment entities: applying the Consolidation Exception (issued on 18 December 2014)	1 January 2016	pending

IAS 1	Disclosure Initiative (issued on 18 December 2014)	1 January 2016	1 January 2016

IFRS 15	Revenue from contracts with customers (issued on 28 May 2014)	1 January 2018	pending

IFRS 9	Financial instruments (issued on 24 july 2014)	1 January 2018	pending

IFRS 16	Operating Leases	1 January 2019	pending

At the date of issue of these consolidated financial statements, the Group is analysing the impact of the application of the above standards or interpretations published by the International Accounting Standards Board (IASB).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(3)   Business Combinations

2015

(a)   VCN

On 14 February 2014 and 16 November 2015, the Group company Gri-Cel, S.A, that centralises the Group’s investments in R&D projects in fields of medicine other than its core business, subscribed both share capital increases in the capital of VCN Bioscience, S.L of Euros 700 thousand and Euros 2,549 thousand, respectively. After this capital increase, Grifols interest rises to 68.01% in 2015 and the company is fully consolidated at year-end.

2014

(b)   Novartis’ Diagnostic unit

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million).

This transaction was structured through a newly-created 100% Grifols-owned subsidiary, Grifols Diagnostics Solutions (formerly G-C Diagnostics Corp.) (USA) and this transaction was initially financed through a US Dollars 1,500 million bridge loan.

Grifols has expanded its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents. The assets acquired include patents, brands and  licenses, together with the production plant at Emeryville (California, United States) and commercial offices in United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others.

Novartis’ Diagnostic business did not operate as a separate legal entity or segment, so the acquired business was structured as an asset deal, with the exception of the Hong Kong subsidiary, which was acquired via a share deal.

This strategic operation strengthened Grifols’ Diagnostic division, particularly in the US, with a very strong and specialised commercial organisation. It will also diversify Grifols’ business by promoting an activity area that complements the Bioscience division. The diagnostic business being purchased from Novartis, focused on guaranteeing the safety of blood donations for transfusions or to be used in the production of plasma derivatives, complements and expands Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centres, with the most complete product portfolio in the immunohaematology field, including reagents using gel technology, multicard and the new genotyping technologies from Progenika acquired in 2013.

After taking on the employees of Novartis, Grifols’ workforce increased by approximately 550 employees.

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

Goodwill generated in the acquisition was attributed to the workforce and other expected benefits from the business combination of the assets and activities of the Group. Goodwill has been allocated to the “Diagnostic” segment and is tax deductible in the United States.

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

Had the acquisition taken place at 1 January 2014, the Group’s revenue and consolidated profit would not have varied significantly. The revenue and operating profit between the acquisition date and 31 December 2014 amounted to Euros 561 million and Euros 117 million, respectively.

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities acquired were as follows:

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Fair values were determined using the following methods:

•                  Intangible assets: the fair value of intangible assets was calculated using the “royalty relief method” based on existing royalty agreements.

•                  Property, plant and equipment: the fair value of property, plant and equipment was determined using the “cost approach”, whereby the value of an asset is measured at the cost of rebuilding or replacing that asset with other similar assets. Fair values were obtained from an independent valuation.

•                  Contingent liabilities: the fair value of contingent liabilities was determined under different scenarios using the forecast payments and a probability scenario.

2013

(c)   Progenika Biopharma

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

The non-voting Grifols Class B shares were provided by a related party under a loan agreement signed on 12 February 2013. On 16 April 2013, the Company´s share capital increased by the nominal amount of Euros 88,499.70 through the issue and placing in circulation of 884,997 new Class B shares without voting rights. The share capital increase enabled Grifols to issue the number of shares needed to pay the price for the acquisition of Progenika in shares and thus return the Lender the non-voting shares that were lent pursuant to the provisions of the Loan Agreement (see note 15 (a)).

Additionally, the Group and the vendor shareholders granted each other call and put option rights over the shares representing 35% (32.9% after Ekarpen capital increase mentioned below) of the remaining share capital held by the aforementioned sellers, which may be exercised in three years. The purchase price of the shares subject to the put and call option amounted to Euros 21,701 thousand, increased at the rate of 5% per annum and was treated as a financial liability. The conditions of the payment of these shares will be the same as the initial acquisition.

Grifols, Progenika and the investment vehicle EKARPEN SPE, S.A. (hereinafter “Ekarpen”), owned by the Basque Government, Kutxabank, Caja Laboral —Euskadiko Kutxa, Lagun Aro and the Provincial Governments of the Basque Country, agreed that Ekarpen would increase share capital by Euros 5,000 thousand, pursuant to which it  would receive new shares representing approximately 6.5% of Progenika’s share capital. These shares are subject to a call and put option which may be exercised at the end of a five-year period for a purchase price of Euros 5,000 thousand and were treated as financial liability. The call option has premium costs of Euros 300 thousand for each of the five years.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

At the date of acquisition the consolidated amounts of recognised assets, liabilities and contingent liabilities are as follows:

Fair value
Thousands of Euros

Intangible assets	29,585
Property, plant and equipment	7,277
Non-current financial assets	210
Deferred tax assets (note 27)	11,549
Inventories	481
Trade and other receivables	10,177
Other current assets	151
Cash and cash equivalents	2,283
Total assets	61,713
Non-current financial liabilities	18,792
Deferred tax liabilities (note 27)	6,678
Current financial liabilities	5,540
Trade and other payables	1,592
Current provisions (note 19 (b))	37
Other current liabilities	4,167
Total liabilities and contingent liabilities	36,806
Total net assets of the business acquired	24,907
Non-controlling interests	(1,712)
Total net assets acquired	23,195

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The fair value of intangible assets (primarily the currently marketed products) was calculated based on “excess earnings” (income approach), whereby the asset is measured after deducting charges or rentals that must be settled to enable use of the remaining assets required to operate the intangible asset being measured.

Definitive goodwill generated in the acquisition includes the future development of unique technology and products, as well as the workforce and other synergies related to the R&D activity and is allocated to the Diagnostic segment. Goodwill is not tax deductible.

(4)         Significant Accounting Policies

(a)         Subsidiaries and associates

Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. The Group controls a subsidiary when it has the substantive rights in force that provide the ability to manage relevant activities. The Group is exposed or has the right to variable returns for his involvement in the subsidiaries when the returns obtained can vary depending on the economic development of the subsidiaries.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(iii)       Translation of foreign operations

The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:

•   Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date;

•   Income and expenses, including comparative amounts, are translated using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;

•   Translation differences resulting from application of the above criteria are recognised in other comprehensive income.

(f)           Borrowing costs

In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognises borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalised borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalised cannot exceed the amount of borrowing costs incurred during that period. The capitalised borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Costs related with development activities are capitalised when:

•        The Group has technical studies that demonstrate the feasibility of the production process;

•        The Group has undertaken a commitment to complete production of the asset, to make it available for sale or internal use;

•        The asset will generate sufficient future economic benefits;

•        The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of currently marketed products sold and which are classified in “Other intangible assets”.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

When the leaseback is classified as an operating lease:

•             If the transaction is established at fair value, any profit or loss on the sale is recognised immediately in the consolidated statement of profit or loss for the year;

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

a)        Financial assets and liabilities at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss are those which are classified as held for trading or which the Group designated as such on initial recognition.

A financial asset or financial liability is classified as held for trading if:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

c)         Financial assets and financial liabilities carried at cost

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

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Where the Group retains the contractual rights to receive cash flows, it only derecognises financial assets when it has assumed a contractual obligation to pay the cash flows to one or more recipients and if the following requirements are met:

•       Payment of the cash flows is conditional on their prior collection;

•       The Group is unable to sell or pledge the financial asset, and

•       The cash flows collected on behalf of the eventual recipients are remitted without material delay and

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(ix)          Derecognition and modifications of financial liabilities

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to reserves. Transaction costs related with treasury equity instruments, including issue costs related to a business combination, are accounted for as a reduction in equity, net of any tax effect.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

When the cost of inventories exceeds net realisable value, materials are written down to net realisable value, which is understood to be:

•             For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production;

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

(i)             Capital grants

Outright capital grants are initially recognised as deferred income in the consolidated balance sheet. Income from capital grants is recognised in the consolidated statement of profit or loss in line with the depreciation of the corresponding financed assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(ii)          Operating grants

Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognised in the consolidated statement of profit or loss.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(iv)      Restricted Share Unit Retention Plan (RSU)

The Group gives share-based payments to certain employees who render services to the Company. The fair value of the services received is determined based on the estimated fair value of the shares given at the grant date. Because the equity instruments granted do not vest until the employees complete a specified period of service, those services are accounted for during the vesting period in the income statement as an expense for the year, with the corresponding increase in equity. The amount recognised corresponds to that settled once the agreed terms have been met and it will not be adjusted or revalued during the accrual period, as the commitment is settled in the form of shares.

The total amount recognised is calculated based on the incentive payable in shares, increasing in line with percentages agreed by the Group. If an employee decides to leave his/her job prior to the end of the accrual period, he/she will only receive the agreed incentive in the form of shares and the Company will be able to choose whether to settle in cash or using equity instruments

(r)          Provisions

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

At 28 October 2015 the Group has received an additional loan from the European Investment Bank up to Euros 100 million to support investment in R&D mainly. The financial conditions include a fixed interest rate for a tenor of ten years with a grace period of two years.

At 31 December 2015 the Group has total cash and cash equivalents of Euros 1,143 million (1,079 million at 31 December 2014). The Group also has approximately Euros 469 million in unused credit facilities, including Euros 275 million on the revolving credit facility.

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

Details of the Group’s exposure to currency risk at 31 December 2015 and 2014 of the most significant financial instruments are shown in note 30.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Unsecured Notes) amounts to US Dollars 1,000 million, which represents approximately 19% of the Group’s total debt in US Dollars. The additional loan received from the European Investment Bank of Euros 100 million represents approximately 20% of the Group’s total debt in Euros.

For the remaining senior debt in US Dollars, which totals US Dollars 3,849 million, the Group has partially contracted a variable to fixed interest rate swap. At 31 December 2015 the nominal part of this hedging instrument amounts to US Dollars 694 million. This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal. The purpose of these swaps is to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps the Group undertakes to exchange the difference between fixed interest and variable interest with other parties periodically. The difference is calculated based on the contracted notional amount (see notes 15 (f) and 30). The notional amount of the swap contracted by the Group hedges 18% (26% at 31 December 2014) of the senior variable interest rate debt denominated in US Dollars at 31 December 2015.

Senior debt in Euros represents approximately 10% of the Group’s total Senior debt at 31 December 2015 (9% at 31 December 2014). The total senior debt is at variable rates. In order to manage the cash flow interest rate risks a hedging operation has taken place by contracting derivative financial instruments consisting of variable to fixed interest rate swaps. The nominal part of this hedging instrument amounts to Euros 100 million, representing hedging of 25% of the senior variable interest rate debt denominated in Euros at 31 December 2015 and 31 December 2014 (see notes 15 (f) and 30).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates (Libor and Euribor) is accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

Total fixed-interest debt plus interest rate hedging represent a total of 36% of debt at 31 December 2015 (40% at 31 December 2014).

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

The directors consider various arguments to calculate capital structure:

•             The directors control capital performance using rates of returns on equity (ROE). In 2015, the ROE stood at 16% (18% in December 2014). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

•             In accordance with the senior secured debt contract, at 31 December 2015 the net financial debt should be less than 5.00 times adjusted EBITDA. In 2015 the leverage ratio is 3.19 times adjusted EBITDA (3.01 times adjusted EBITDA at 31 December 2014).

•             Consideration of the Company’s credit rating (see note 20).

The Parent held Class A and B treasury stock equivalent to 0.17% of its capital at 31 December 2015 (0.82% at 31 December 2014). The Group does not have a formal plan for repurchasing shares.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

•                  Raw materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2015, 2014 and 2013 as a percentage of net sales are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Bioscience
Haemoderivatives	3,032,110	2,512,704	2,448,082
Other haemoderivatives	1	805	742
Diagnostic
Transfusional medicine	667,886	595,686	102,350
In vitro diagnosis	23,566	24,336	27,989
Hospital
Fluid therapy and nutrition	45,621	53,771	55,553
Hospital supplies	50,624	41,029	41,578
Raw materials and others	114,755	127,053	65,438

Total	3,934,563	3,355,384	2,741,732

The Group has concluded that the haemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(b)         Geographical information

Geographical information is grouped into four areas:

•                  United States of America and Canada

•                  Spain

•                  Rest of the European Union

•                  Rest of the world

The definition of these four segments is mainly due to the geographical level that the Group sets to manage its revenue as they respond to specific economical environments. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

For management purposes, the Group excludes the Raw Material and Others segment from the geographical details as it relates to operations which do not form part of the Group’s core business. Sales and assets of the Raw Material and Others segment correspond mainly to the United States.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c)          Main customer

Revenues from a Bioscience segment customer represent approximately 10.1% of the Group’s total revenues (10.9% in 2014 and 11.2% in 2013).

(7)         Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2014 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2013	Combination	differences	31/12/2014
Net value

Grifols UK.Ltd. (UK)	Bioscience	8,242	—	580	8,822
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA. Inc. (USA)	Bioscience	110,281	—	14,988	125,269
Plasmacare. Inc. (USA)	Bioscience	37,268	—	5,065	42,333
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,385	—	328	9,713
Grifols Therapeutics, Inc. (USA)	Bioscience	1,611,331	—	218,984	1,830,315
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	—	988,404	117,242	1,105,646

		1,829,141	988,404	357,187	3,174,732

			(note 3(b))

Details of and movement in this caption of the consolidated balance sheet at 31 December 2015 are as follows:

		Thousands of Euros
		Balance at	Business		Translation	Balance at
	Segment	31/12/2014	Combination	Impairment	differences	31/12/2015
Net value

Grifols UK.Ltd. (UK)	Bioscience	8,822	—	—	540	9,362
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	—	6,118
Biomat USA, Inc. and Plasmacare, Inc. (USA)	Bioscience	167,602	—	—	19,305	186,907
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,713	—	—	248	9,961
Grifols Therapeutics, Inc. (USA)	Bioscience	1,830,315	—	—	210,822	2,041,137
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,105,646	—	—	126,712	1,232,358
VCN Bioscience, S.L. (Spain)	Bioscience	—	2,590	(2,590)	—	—

		3,174,732	2,590	(2,590)	357,627	3,532,359

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

The CGUs established by Management are:

•                  Bioscience

•                  Diagnostic

The recoverable amount of the Bioscience CGU was calculated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU was calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

This value in use and fair value less costs of disposal calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment of the CGUs for 2014 were as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	8.20%
Diagnostic	2%	9.00%

The key assumptions used in calculating impairment of the CGUs for 2015 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	9.10%
Diagnostic	2%	10.80%

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

At 31 December 2015 Grifols’ stock market capitalisation totals Euros 12,993 million (Euros 10,723 million at 31 December 2014).

(8)         Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2015 and 2014 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

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

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products (see note 3(c)).

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 31 December 2014 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2013	Additions	differences	31/12/2014
Cost of currently marketed products - Gamunex	870,133	—	118,253	988,386
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(74,928)	(29,875)	(13,254)	(118,057)
Accumulated amortisation of currently marketed products - Progenika	(1,983)	(2,376)	—	(4,359)

Carrying amount of currently marketed products	817,014	(32,251)	104,999	889,762

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 31 December 2015 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2014	Additions	differences	31/12/2015
Cost of currently marketed products - Gamunex	988,386	—	113,846	1,102,232
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(118,057)	(35,697)	(14,643)	(168,397)
Accumulated amortisation of currently marketed products - Progenika	(4,359)	(2,379)	—	(6,738)

Carrying amount of currently marketed products	889,762	(38,076)	99,203	950,889

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortised on a straight-line basis.

At 31 December 2015 the residual useful life of currently marketed products is 25 years and 5 months (26 years and 5 months at 31 December 2014).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 31 December 2015 the residual useful life of currently marketed products acquired from Progenika is 7 years and 2 months (8 years and 2 months at 31 December 2014).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)         Self – constructed intangible assets

At 31 December 2015 the Group has recognised Euros 10,497 thousand as self-constructed intangible assets (Euros 12,759 thousand at 31 December 2014).

(b)         Purchase commitments

At 31 December 2015 the Group has intangible asset purchase commitments amounting to Euros 709 thousand (Euros 348 thousand at 31 December 2014).

(c)          Intangible assets with indefinite useful lives and other intangible in progress

At 31 December 2015 the Group has plasma centre licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 29,119 thousand (Euros 26,177 thousand at 31 December 2014).

The Group has also an amount of Euros 24,499 thousand as development costs in progress (Euros 22,175 thousand at 31 December 2014).

The Group has recognised an amount of Euros 64,060 thousand at 31 December 2015 (Euros 40,539 thousand at 31 December 2014) corresponding to payments relating to license rights due to the Aradigm acquisition (see note 10).

(d)         Losses on disposal of intangible assets

Total losses incurred on disposals of intangible assets in 2015 amount to Euros 265 thousand (losses of Euros 5.5 million in 2014).

(e)          Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

Impairment testing has been analysed for each of the intangible assets in progress by calculating its   recoverable amount based on their fair value.

(9)         Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2015 and 2014 are included in Appendix IV, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2015 and 2014 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

The additions to property, plant and equipment relate mainly to the repurchase from related parties of industrial assets in the United States and Spain for a total amount of Euros 232 million (US Dollars 263 million) and Euros 45 million, respectively (see note 31). The Group has exercised the options to purchase some of the assets at fair value included in the corresponding sales and leaseback agreements.

In 2015, the Group sold a building acquired in 2014 to a related party for an amount of Euros 12 million, which corresponds to its acquisition price (see note 31).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)         Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2015 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

(b)         Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2015 amount to Euros 6.529 million (Euros 1 million in 2014).

(c)          Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2014:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	2,642	(908)	1,734
Plant and machinery	34,048	(14,120)	19,928

	36,690	(15,028)	21,662

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2015:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	2,089	(1,102)	987
Plant and machinery	34,314	(15,971)	18,343

	36,403	(17,073)	19,330

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (c).

During 2014, the Group signed a sale and leaseback contract for some plasma centers with the non-related company Store Capital Acquisitions, LLC (see note 9(f)).

(d)         Self — constructed property, plant and equipment

At 31 December 2015 the Group has recognised Euros 61,721 thousand as self -constructed property, plant and equipment (Euros 43,041 thousand at 31 December 2014).

(e)          Purchase commitments

At 31 December 2015 the Group has property, plant and equipment purchase commitments amounting to Euros 48,649 thousand (Euros 44,661 thousand at 31 December 2014).

(f)           Sale and leaseback of buildings

Sale and leaseback of Plasma Centers

On 19 September 2014, the Group signed a contract for the sale and leaseback of eight plasma centers owned by Grifols Shared Services North America, Inc. (formerly Grifols Inc.) to Store Capital Acquisitions, LLC (hereinafter “the lessor”). The transaction includes mainly land and buildings.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The main terms of the operating lease contract for the building are as follows:

•                  Compulsory initial lease term: fifteen years

•                  The annual rent was established at US Dollars 1,391thousand for all plasma centers during first year, with annual increases of 2.5% or 1.5 times inflation rate.

•                  Option to extend the lease by a five-year period at the discretion of the Grifols Group up to a maximum of twenty years.

The rental expense incurred by the Group in 2015 for the operating lease contracts amounted to Euros 1,244 thousand (Euros 274 thousand in 2014).

(g)         Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on five-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 10.1% and a perpetual growth rate of 2% (10.5% and 2% respectively in fiscal year 2014).

(10)  Equity Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2015 and 2014 are as follows:

		Thousands of		Thousands of
		Euros		Euros
	% ownership	31/12/2015	% ownership	31/12/2014

Aradigm Corporation	35.00%	19,799	35.00%	23,689
TiGenix N.V.	19.28%	7,199	21.30%	8,545
Kiro Robotics, S.L.	50.00%	15,608	50.00%	22,062
Alkahest, Inc.	47.58%	34,122	—	—

		76,728		54,296

The Group has determined that it has significant influence or joint control over these investments and has not considered any of them as material.

An aggregate summary of the impact on the consolidated statement of profit or loss and consolidated statement of comprehensive income is as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Profit / (Loss)
Consolidated statement of profit or loss	(8,280)	(6,582)	(1,165)
Other consolidated comprehensive income	2,673	1,287	(359)

	(5,607)	(5,295)	(1,524)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Alkahest, Inc.

On March 4, 2015, the Group has acquired 47.58% of the equity of Alkahest, Inc. (“Alkahest”) for Euros 33 million (US Dollar 37.5 million) in the form of a cash payment in exchange for 47.58% of Alkahest’s shares following the closing of the transaction. In addition Grifols will provide a further payment of US Dollar 12.5 million as collaboration fees and fund the development of plasma-based products, which may be commercialized by the Group throughout the world. Alkahest will receive milestone payments and royalties on sales of such products by Grifols.

Kiro Robotics

On 19 September 2014 the Group subscribed a capital increase of the company Kiro Robotics, S.L. (“Kiro Robotics”) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Robotics. The capital increase has been paid by means of a monetary contribution.

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

The Joint Venture foresees that the shareholders shall comply with a lock-up period of four years from the signing of the Joint Venture Agreement. At the end of this period, any transfer of shares will be subject to the usual limitations in this kind of transactions, including call or put options, preferential acquisition rights, and tag-along and drag-along rights.

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

Currently, Kiro Robotics has a multidisciplinary team of experienced professionals in automation, engineering and hospital pharmacy, dedicated to the development, validation and manufacturing of new products and applications in this field and also to customer servicing.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Grifols will be responsible for all development and clinical expenses up to a maximum of US Dollars 65 million for the bronchiectasis indication. In addition, Aradigm will also be entitled to receive cash payments of up to a maximum of US Dollars 25 million from Grifols, upon achievement of development milestones. Grifols will be responsible for all commercialisation activities and will pay Aradigm royalties on worldwide sales of products.  In relation to this agreement, Grifols paid an amount of US Dollars 13 million (Euros 9 million) as upfront licensing fees, which was capitalised under “Other intangible assets” at 31 December 2013. During fiscal year 2014 and 2015, additional payments have been made and the amount capitalised under other intangible assets amounts to Euros 40.5 million and 64.0 million respectively (see note 8(c)).

The acquisition of Aradigm is accounted for as an “Investment in equity-accounted investee”, as Grifols does not control the decisions regarding relevant activities nor the governing bodies of the company.

TiGenix N.V.

On 19 November 2013, the Group company Gri-Cel, S.A., acquired 21.3%, through the subscription of a capital increase with exclusion of preferential subscription right, of the biotechnology company TiGenix N.V.  (hereinafter TiGenix), which is listed on NYSE Euronext Brussels (TIG), with head office in Lovaina and offices in Madrid and Sittard-Geleen (the Netherlands). During 2015, TiGenix carried out two capital increases that Grifols has not subscribed. After these capital increases Grifols interest decreases to 19,28%. Despite this decreased investment, the Group continues to hold significant influence.

TiGenix holds a 100% interest in TiGenix, S.A. (formerly Cellerix, S.A.), which engages in research and development of stem cells taken from fatty tissue. Phase III clinical trials are currently at an advanced stage for the treatment of complex perianal fistulas in patients with Crohn’s disease (“Cx601”), and the product achieved orphan drug status from the European Medicines Agency.

The price paid for 21.30% of TiGenix was Euros 12 million.

On March 6, 2015 the Group subscribed Euros 25 million of convertible bonds issued by TiGenix (see note 11).

(11)  Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2015 and 2014 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2015	31/12/2014

Non-current deposits and guarantees	4,033	4,356
Loan to associates (note 31)	25,000	300
Other non-current financial assets	1,355	4,355

Total non-current financial assets	30,388	9,011

On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, subscribed Euros 25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. The Group indirectly owns 19.28% of the common stock of TiGenix. Interest on the convertible bonds is payable on September 6 and March 6 of each year, and as of the date of these consolidated financial statements, TiGenix had paid us an amount of Euros 1,125 thousand on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. As of the date of these consolidated financial statements, the conversion rate was 106,224.77 shares of TiGenix common stock per Euros 100,000 principal amount of convertible bonds.

Details of other current financial assets on the consolidated balance sheet at 31 December 2015 and 2014 are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Deposits and guarantees	509	476
Current loans to third parties	30	26
Current loans to associates	755

Total other current financial assets	1,294	502

(12)  Inventories

Details of inventories at 31 December 2015 and 2014 are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Goods for resale	180,516	141,956
Raw materials and supplies	366,627	342,747
Work in progress and semi-finished goods	610,592	499,302
Finished goods	296,270	225,940

	1,454,005	1,209,945

Less, inventory provision	(22,614)	(15,888)

	1,431,391	1,194,057

Movement in the inventory provision was as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Balance at 1 January	15,888	31,919	44,741

Net charge for the year	6,099	(15,016)	(10,030)
Business combinations	—	2,201	—
Net cancellations for the year	(195)	(4,421)	(528)
Translation differences	822	1,205	(2,264)

Balance at 31 December	22,614	15,888	31,919

(13)  Trade and Other Receivables

Details at 31 December 2015 and 2014 are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014
Trade receivables	375,546	514,844
Receivables from associates (note 31)	70	33
Bad debt provision (note 30)	(13,210)	(14,092)
Trade receivables	362,406	500,785
Other receivables	25,880	12,314
Personnel	379	463
Advances for fixed assets	0	2,620
Other advances	6,178	4,826
Taxation authorities, VAT recoverable	25,112	11,317
Other public entities	2,971	3,830

Other receivables	60,520	35,370
Current income tax assets	60,270	79,593

	483,196	615,748

Other receivables

During 2015, 2014 and 2013 certain companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognised in the balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) totals Euros 4,520 thousand at 31 December 2015 (Euros 5,434 thousand at 31 December 2014), which does not differ significantly from its fair value and coincides with the amount of maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognised the asset transferred, as the risks and rewards inherent to ownership have not been substantially retained.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2015 amount to Euros 787 million (Euros 465 million in 2014).

The finance cost of these operations for the Group totals approximately Euros 6,512 thousand which has been recognised under finance result in the consolidated statement of profit or loss for 2015 (Euros 6,271 thousand in 2014 and Euros 6,972 thousand in 2013) (see note 26).

Details of balances with related parties are shown in note 31.

(14)  Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2015 and 2014 are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Current deposits	404,301	288,649
Cash in hand and at banks	738,199	790,497

Total cash and cash equivalents	1,142,500	1,079,146

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

The aforementioned share capital increase had enabled Grifols to return to the lender the non-voting shares to comply with the commitment with the vendors of Progenika shares pursuant to the provisions of the share loan agreement signed in February 2013 (see note 3 (c)).

At 31 December 2015, the Company’s share capital amounts to Euros 119,603,705 and comprises:

•      Class A shares: 213,064,899 ordinary shares of Euros 0.50 par value each, subscribed and fully paid and of the same class and series.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2015 and 2014.

At 31 December 2015 and 2014, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

On 4 January 2016 the Company’s new shares resulting from the share split ruling on 3 December 2015 by the Company’s board of directors (relevant event nº 231793) will start to be traded in accordance with the delegation of authorities by the shareholders at the general shareholders’ meeting held on 29 May 2015. This share split entails that the nominal value of the new Class A shares will be Euro 0.25 per share (previously Euro 0.50 per share), whilst the nominal value of the new Class B shares will be Euro 0.05 per share (previously Euro 0.10 per share) (see note 32).

Movement in outstanding shares during 2014 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Class A shares	Class B shares

Balance at 1 January 2014	213,064,899	130,711,902
(Acquisition) / disposal of treasury stock (note 15 (d))	(1,967,265)	(5,000)
Balance at 31 December 2014	211,097,634	130,706,902

Movement in outstanding shares during 2015 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2015	211,097,634	130,706,902
(Acquisition) / disposal of treasury stock (note 15 (d))	1,967,265	(2,013,632)
Balance at 31 December 2015	213,064,899	128,693,270

(b)         Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

(c)          Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2015, Euros 42,762 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 43,540 thousand at 31 December 2014) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

In May 2014 Araclon Biotech, S.L. increased capital by an amount of Euros 5 million. As a result, the Group increased its investment from 61.12% to 66.15%. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognised as a Euros 1.7 million decrease in reserves.

In June 2015 Araclon Biotech, S.L. increased capital by an amount of Euros 6 million. As a result, the Group has increased its investment from 66.15% to 70.83%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognised as a Euros 1.77 million decrease in reserves.

In May 2015 the company sold 1,967,265 treasury stocks (Class A Shares), generating a profit of Euros 2 million, recognized in reserves.

At 31 December 2015 and 2014 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

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

At 31 December 2015 and 2014 the legal reserve of the Company amounts to Euros 23,921 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2015 the balance of the legal reserve of other Spanish companies amounts to Euros 1,521 thousand (Euros 1,504 thousand at 31 December 2014).

Other foreign Group companies have a legal reserve amounting to Euros 578 thousand at 31 December 2015 (Euros 587 thousand at 31 December 2014).

(d)             Treasury stock

Movement in Class A treasury stock during 2014 is as follows:

	No. of Class A shares	Thousands of Euros
Balance at 1 January 2014	—	—
Acquisition of Class A shares	1,967,265	69,134
Balance at 31 December 2014	1,967,265	69,134

Movement in Class B treasury stock during 2014 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2014	653	—
Acquisition of Class B shares	5,000	118
Balance at 31 December 2014	5,653	118

Movement in Class A treasury stock during 2015 is as follows:

	No. of Class A shares	Thousands of Euros
Balance at 1 January 2015	1,967,265	69,134
Disposal of Class A shares	(1,967,265)	(69,134)
Balance at 31 December 2015	—	—

Movement in Class B treasury stock during 2015 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2015	5,653	118
Acquisition of Class B shares	2,014,285	58,457
Disposal of Class B shares	(653)	—
Balance at 31 December 2015	2,019,285	58,575

The Parent held Class A and B treasury stock equivalent to 0.17% of its capital at 31 December 2015 (0.82% at 31 December 2014).

(e)          Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2015 and the distribution approved for the year 2014 is as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Legal Reserve	—	—
Voluntary reserve	28,898	17,096
Dividends	212,858	188,101
Profit of the Parent	241,756	205,197

The following dividends were paid in 2015:

	31/12/2015
	% of par value	Euros per share	Thousands of Euros

Ordinary shares	59%	0.30	62,873
Non-voting shares	295%	0.30	37,976
Non-voting shares (preferred dividend)	10%	0.10	1,307
Total dividends paid			102,157

	31/12/2015
	% of par value	Euros per share	Thousands of Euros

Ordinary shares (interim dividend)	70%	0.35	74,573
Non-voting shares (interim dividend)	350%	0.35	45,043
Total interim dividends paid			119,615

The following dividends were paid in 2014:

	31/12/2014
	% of par value	Euros per share	Thousands of Euros

Ordinary shares	40%	0.20	42,613
Non-voting shares	200%	0.20	26,143
Non-voting shares (preferred dividend)	10%	0.01	1,307
Total dividends paid			70,063

	31/12/2014
	% of par value	Euros per share	Thousands of Euros

Ordinary shares (interim dividend)	50%	0.25	53,266
Non-voting shares (interim dividend)	250%	0.25	32,678
Total interim dividends paid			85,944

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At the meeting held on 23 October 2015, the Board of Directors of Grifols approved the distribution of interim dividend for 2015 of Euros 0.35 for each Class A and B share, recognizing a total of Euros 119.615 thousand as interim dividend.

At the general meeting held on 20 October 2014, the Board of Directors of Grifols approved the distribution of interim dividend for 2014 of Euros 0.25 for each Class A and B share, recognizing a total of Euros 85.944 thousand as interim dividend.

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

At a general meeting held on 29 May 2015 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the year ended 31 December 2014 and 2013 is presented in the consolidated statement of changes in equity.

(f)           Cash flow hedges

In June and October 2011 Grifols contracted variable to fixed interest-rate swaps for initial nominal amounts of US Dollars 1,550 million and Euros 100 million, respectively, to hedge interest-rate risk on its senior debt. The Group has recognized these financial derivatives as cash flow hedges (see notes 5 (a) and 30).

Ineffective cash flow hedges recognized as finance income and cost in the consolidated statement of profit or loss (consolidated statement of comprehensive income) for 2015 amount to Euros 88 thousand (Euros 85 thousand in 2014).

(g)         Restricted Share Unit Compensation

For the 2014 bonus, payable in 2015 the Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 3,399 thousand, net of tax.

(16)  Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Profit for the year attributable to shareholders of the Parent (thousands of Euros)	532,145	470,253	345,551
Weighted average number of ordinary shares outstanding	685,283,873	685,344,936	681,010,595
Basic earnings per share (Euros per share)	0.78	0.69	0.51

The weighted average of the ordinary shares outstanding (basic) has been calculated taking into consideration the share split carried out on 4 January 2016 as follows:

	Number of shares
	31/12/2015	31/12/2014	31/12/2013
Issued shares outstanding at 1 January	685,344,935	687,554,908	685,417,646
Effect of shares issued	—	—	1,255,968
Effect of treasury stock	(61,062)	(2,209,972)	(5,663,019)

Average weighted number of ordinary shares outstanding (basic) at 31 December	685,283,873	685,344,936	681,010,595

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2014 and 2013 basic and diluted earnings per share are the same, as no potential diluting effects exist.

The Restricted Share Unit Retention Plan (RSU) granted in March 2015 and payable in shares, assumes the existence of dilutive potential shares. The calculation of diluted earnings per share has been calculared as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	532,145	470,253	345,551
Weighted average number of ordinary shares outstanding (diluted)	685,658,983	685,344,936	681,010,595
Diluted earnings per share (Euros per share)	0.78	0.69	0.51

The weighted average number of ordinary shares outstanding (diluted) has been calculated as follows:

	Number of shares
	31/12/2015	31/12/2014	31/12/2013

Issued shares outstanding at 1 January	685,344,935	687,554,908	685,417,646
Effect of shares issued	—	—	1,255,968
Effect of RSU shares	375,110
Effect of treasury stock	(61,062)	(2,209,972)	(5,663,019)

Average weighted number of ordinary shares outstanding (diluted) at 31 December	685,658,983	685,344,936	681,010,595

(17)  Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2014 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	Balance at			Translation	Balance at
	31/12/2013	Additions	Capital increases	differences	31/12/2014
Grifols (Thailand) Pte Ltd	1,554	190	—	212	1,956
Grifols Malaysia Sdn Bhd	701	162	—	48	911
Araclon Biotech, S.A.	812	(2,457)	1,741	—	96
Medion Grifols Diagnostic AG	(282)	(231)	—	(8)	(521)
GRI-CEI S/A Productos para transfusao	1,721	(20)	—	21	1,722
Progenika Biopharma, S.A.	1,115	(64)	—	(21)	1,030
Brainco Biopharma, S.L.	381	(725)	—	—	(344)
Abyntek Biopharma, S.L.	(60)	(25)	—	—	(85)
	5,942	(3,170)	1,741	252	4,765

Details of non-controlling interests and movement at 31 December 2015 are as follows:

	Thousands of Euros
			Business
			combinations/
	Balance at		Additions to	Capital	Translation	Balance at
	31/12/2014	Additions	consolidated Group	increases	differences	31/12/2015

Grifols (Thailand) Pte Ltd	1,956	763	—	—	(55)	2,664
Grifols Malaysia Sdn Bhd	911	234	—	—	(105)	1,040
Araclon Biotech, S.A.	96	(1,679)	—	1,766	—	183
Medion Grifols Diagnostic AG	(521)	169	—	—	(54)	(406)
GRI-CEI S/A Productos para transfusao	1,722	(165)	—	—	(411)	1,146
Progenika Biopharma, S.A.	1,030	74	—	—	(11)	1,093
Brainco Biopharma, S.L.	(344)	(29)	—	—	—	(373)
Abyntek Biopharma, S.L.	(85)	(8)	—	—	—	(93)
VCN Bioscience, S.L	—	(63)	(4)		—	(67)
	4,765	(704)	(4)	1,766	(636)	5,187

			(note 3(a))

(18)  Grants

Details are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Capital grants	12,269	5,656
Interest rate grants (preference loans)	851	1,125

	13,120	6,781

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants of Euros 1,227 thousand have been transferred to the statement of profit and loss during the year at 31 December 2015 (Euros 849 thousand at 31 December 2014 and Euros 1,130 thousand at 31 December 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(19)       Provisions

Details of provisions at 31 December 2015 and 2014 are as follows:

	Thousands of Euros
Non-current provisions (a)	31/12/2015	31/12/2014

Provisions for pensions and similar obligations	3,482	3,536
Other provisions	1,498	3,417
Non-current provisions	4,980	6,953

	Thousands of Euros
Current provisions (b)	31/12/2015	31/12/2014

Trade provisions	123,049	115,985
Current provisions	123,049	115,985

(a)         Non-current provisions

At 31 December 2015, 2014 and 2013 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labour commitments with certain employees.

Movement in provisions during 2013 is as follows:

	Thousands of Euros
	Balance at			Translation	Balance at
	31/12/2012	Net Charge	Cancellations	differences	31/12/2013
Non-current provisions	3,348	1,776	(854)	(68)	4,202
	3,348	1,776	(854)	(68)	4,202

Movement in provisions during 2014 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2013	Net Charge	Cancellations	Reclassifications	differences	31/12/2014
Non-current provisions	4,202	2,427	(166)	427	63	6,953
	4,202	2,427	(166)	427	63	6,953

Movement in provisions during 2015 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2014	Net Charge	Cancellations	Reclassifications	differences	31/12/2015
Non-current provisions	6,953	376	(1,598)	(600)	(151)	4,980
	6,953	376	(1,598)	(600)	(151)	4,980

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)        Current provisions

Movement in trade provisions during 2013 is as follows:

	Thousands of Euros
	Balance at	Business			Translation	Balance at
	31/12/2012	Combination	Net Charge	Cancellations	differences	31/12/2013
Trade provisions	55,139	37	418	(2,050)	(2,085)	51,459
	55,139	37	418	(2,050)	(2,085)	51,459
		(Note 3(c))

Movement in trade provisions during 2014 is as follows:

	Thousands of Euros
	Balance at	Business				Translation	Balance at
	31/12/2013	Combination	Net Charge	Cancellations	Reclasifications	differences	31/12/2014
Trade provisions	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985
	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985

		(Note 3(b))

Movement in trade provisions during 2015 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2014	Net Charge	Cancellations	Reclasifications	differences	31/12/2015
Trade provisions	115,985	(2,562)	(6,123)	492	15,257	123,049
	115,985	(2,562)	(6,123)	492	15,257	123,049

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

Details at 31 December 2015 and 2014 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
Financial liabilities	31/12/2015	31/12/2014

Non-current obligations (a)	781,416	679,069
Senior secured debt (b)	3,664,252	3,358,341
Other loans (b)	120,326	24,888
Finance lease liabilities (c)	5,852	9,275
Financial derivatives (note 30)	—	34,486
Other non-current financial liabilities (e)	25,808	48,571
Total non-current financial liabilities	4,597,654	4,154,630

Current obligations (a)	79,531	65,603
Senior secured debt (b)	74,165	52,402
Other loans (b)	27,002	36,562
Financial derivatives (note 30)	7,375	—
Finance lease liabilities (c)	5,656	8,234
Other current financial liabilities (e)	68,768	31,925
Total current financial liabilities	262,497	194,726

On 17 March 2014 the Group concluded the debt refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

On 28 October 2015 the Group has received an additional loan from the European Investment Bank up to Euros 100 million at a fixed interest rate for a tenor of ten years with a grace period of two years. The loan will be used to support some investments in R&D which are mainly focused on searching new applications for plasmatic proteins.

(a)         Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

The costs of refinancing Senior Unsecured Notes amounted to Euros 67.6 million, including the cost of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the Senior Unsecured Notes did not trigger a derecognition of the liability. Unamortised financing costs from the Senior Unsecured Notes amount to Euros 137 million at 31 December 2015 (Euros 145 million at 31 December 2014).

Details of movement in the Senior Unsecured Notes at 31 December 2014 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	Opening				Closing
	outstanding		Redemption and	Translation	outstanding
	balance 01/01/14	Issue	repayments	differences	balance 31/12/14
Senior Unsecured Notes (nominal amount)	797,622	729,980	(807,932)	103,985	823,655
Total	797,622	729,980	(807,932)	103,985	823,655

Details of movement in the High Yield Senior Unsecured Notes at 31 December 2015 are as follows:

	Thousands of Euros
	Opening outstanding	Translation	Closing outstanding
	balance 01/01/15	differences	balance 31/12/15

Senior Unsecured Notes (nominal amount)	823,655	94,872	918,527
Total	823,655	94,872	918,527

At 31 December 2015 and 2014 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/2014
Promissory
			Nominal		notes		Interest
			amount of		subscribed	Buy back	pending accrual
		Maturity	promissory	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	05/05/14	05/05/15	3,000	4.25%	55,845	(273)	(780)

31/12/2014
Promissory
			Nominal		notes		Interest
			amount of		subscribed	Buy back	pending accrual
		Maturity	promissory	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	05/05/15	04/05/16	3,000	4.00%	68,778	(390)	(912)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)        Loans and borrowings

Details of loans and borrowings at 31 December 2015 and 2014 are as follows:

					Thousands of Euros
					31/12/2015		31/12/2014
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	400,000	389,000	400,000	393,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	642,969	558,579	576,559	540,524
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	2,965,308	2,903,114	2,676,880	2,630,035
Total senior debt					4,008,277	3,850,693	3,653,439	3,563,559
EIB Loan	Euros	2.70%	20/11/2015	20/11/2025	100,000	100,000	—	—
Revolving Credit	US Dollars	Libor + 2.5%	27/02/2014	27/02/2019	275,558	—	247,097	—

Other non-current loans	Euros	Euribor-Euribor+4%	10/07/2013	30/09/2024	33,000	20,326	49,800	24,888
Loan transaction costs					—	(186,441)	—	(205,218)
Non-current loans and borrowings					4,416,835	3,784,578	3,950,336	3,383,229

Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	(*)	4,000	(*)	4,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	(*)	44,204	(*)	25,224
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	(*)	29,852	(*)	26,769
Total senior debt					—	78,056	—	55,993
Other current loans		1.08%-14.50%			205,260	27,002	182,450	36,562
Loan transaction costs					—	(3,891)	—	(3,591)
Current loans and borrowings					205,260	101,167	182,450	88,964

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Current loans and borrowings include accrued interest amounting to Euros 519 thousand as at 31 December 2015 (Euros 189 thousand at 31 December 2014).

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a Term Loan B (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, was terminated.

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior debt did not trigger a derecognition of the liability. Therefore, the net amount of the financing cost reduced the previous amount recognised and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 190 million at 31 December 2015 (Euros 209 million at 31 December 2014).

The terms and conditions of the senior secured debt are as follows:

•                  Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

Details of Tranche A by maturity at 31 December 2015 are as follows:

	US Tranche A
		Principal in thousands of US
	Currency	Dollars	Principal in thousands of Euros
Maturity
2016	US Dollars	48,125	44,204
2017	US Dollars	52,500	48,223
2018	US Dollars	52,500	48,223
2019	US Dollars	380,625	349,614
2020	US Dollars	122,500	112,519
Total	US Dollars	656,250	602,783

•                  Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basis points linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                              Applicable margin of 300 basis points linked to Euribor 1 month.

•                              No floor over Euribor

Details of Tranche B by maturity at 31 December 2015 are as follows:

	US Tranche B			US Tranche B in Euros
					Principal in
		Principal in thousands of US	Principal in thousands		thousands of
	Currency	Dollars	of Euros	Currency	Euros

Maturity

2016	US Dollars	32,500	29,852	Euros	4,000
2017	US Dollars	32,500	29,852	Euros	4,000
2018	US Dollars	32,500	29,852	Euros	4,000
2019	US Dollars	32,500	29,852	Euros	4,000
2020	US Dollars	32,500	29,852	Euros	4,000
2021	US Dollars	3,030,625	2,783,706	Euros	373,000
Total	US Dollars	3,193,125	2,932,966	Euros	393,000

•                  US Dollar 300 million committed credit revolving facility: Amount maturing on 27 February 2019. At 31 December 2015 no amount has been drawn down on this facility.

The issue of senior unsecured notes and senior secured debt is subject to compliance with a leverage ratio covenant. At 31 December 2015 the Group complies with this covenant.

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

(c)          Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	31/12/2015			31/12/2014
	Minimum			Minimum
	payments	Interest	Present Value	payments	Interest	Present Value
Maturity at:
Less than one year	6,158	502	5,656	9,306	1,072	8,234
Two years	2,914	336	2,578	5,538	464	5,074
Three years	2,271	220	2,051	2,521	304	2,217
Four years	897	72	825	1,767	183	1,584
Five years	305	9	296	337	43	294
More than five years	106	4	102	114	8	106
Total	12,651	1,143	11,508	19,583	2,074	17,509

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(d)         Credit rating

In October 2015 Moody’s Investors Service confirmed the ‘Ba2’ corporate family rating and ‘Ba1’ rating to the senior secured bank debt and ‘B1’ rating to the unsecured notes that were used to refinance the existing debt structure. The outlook was amended from negative to stable.

In June 2015 Standard & Poor’s affirmed its ‘BB’ rating on Grifols and assigned ‘BB’ and ‘B+’ issue ratings to Grifols’ senior secured debt and senior unsecured notes that were used to refinance the existing debt structure. The outlook for the rating is stable.

(e)          Other financial liabilities

At 31 December 2015 “other financial liabilities” include interest-free loans extended by governmental institutions amounting to Euros 22,432 thousand (Euros 21,435 thousand at 31 December 2014).The portion of the loans considered a grant and still to be taken to profit or loss amounts to Euros 851 thousand (Euros 1,125 thousand at 31 December 2014) (see note 18).

At 31 December 2015 “other current financial liabilities” include Euros 24,824 thousand relating to the put and call option extended by the Group and the shareholders of Progenika (see note 3(c)) (Euros 28,724 thousand included in “other non-current liabilities” at 31 December 2014).

At 31 December 2015 and 2014 “other current financial liabilities” also include approximately Euros 39,232 thousand and Euros 26,601 thousand, respectively, which have been collected directly from Spanish Social Security affiliated bodies and transferred to financial institutions (see note 13).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014
Maturity at:
Up to one year	68,768	31,925
Two years	4,598	32,927
Three years	9,424	3,920
Four years	2,992	3,696
Five years	2,579	2,363
Over five years	6,215	5,665
	94,576	80,496

(21)  Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014
Suppliers	409,986	439,631
VAT payable	7,138	8,083
Taxation authorities, withholdings payable	23,135	18,700
Social security payable	10,375	8,129
Other public entities	65,523	56,053
Other payables	106,171	90,965
Current income tax liabilities	16,196	87,462
	532,353	618,058

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

(22)  Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014
Salaries payable	124,433	126,102
Other payables	1,040	1,408
Deferred income	3,837	13,460
Advances received	5,354	6,913
Other current liabilities	134,664	147,883

(23)  Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2015, 2014 and 2013 by segment is as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Bioscience	3,032,111	2,513,510	2,448,824
Diagnostic	691,452	620,022	130,339
Hospital	96,245	94,800	97,131
Raw Material and others	114,755	127,052	65,438
	3,934,563	3,355,384	2,741,732

The geographical distribution of net consolidated revenues is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

USA and Canada	2,505,791	2,042,700	1,694,361
Spain	207,641	214,558	200,036
European Union	455,276	448,244	356,289
Rest of the world	651,100	522,830	425,608
Subtotal	3,819,808	3,228,332	2,676,294

Raw Materials and others	114,755	127,052	65,438
Consolidated	3,934,563	3,355,384	2,741,732

Details of discounts and other reductions to gross income are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Gross sales	4,579,759	3,704,597	2,915,496

Chargebacks	(488,072)	(221,129)	(58,065)
Cash discounts	(46,150)	(32,255)	(28,831)
Volume rebates	(49,458)	(38,409)	(50,505)
Medicare and Medicaid	(25,710)	(22,690)	(18,961)
Other discounts	(35,806)	(34,730)	(17,402)
Net sales	3,934,563	3,355,384	2,741,732

Movement in discounts and other reductions to gross income during 2013 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2012	6,306	2,120	10,319	6,784	(30)	25,499
Current estimate related to sales made in current and prior year	58,065	28,831	50,505	18,961	17,402	173,764	(1)
(Actual returns or credits in current period related to sales made in current period)	(41,209)	(25,428)	(33,510)	(15,948)	(17,167)	(133,262	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(5,201)	(2,112)	(8,252)	(1,901)	27	(17,439	)(3)
Translation differences	(983)	(144)	(765)	(339)	(22)	(2,253)

Balance at 31 December 2013	16,978	3,267	18,297	7,557	210	46,309

Movement in discounts and other reductions to gross income during 2014 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2013	16,978	3,267	18,297	7,557	210	46,309
Current estimate related to sales made in current and prior year	221,129	32,255	38,409	22,690	34,730	349,213	(1)
(Actual returns or credits in current period related to sales made in current period)	(186,046)	(28,628)	(29,819)	(17,121)	(33,480)	(295,094	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	1,626	(2,137)	(5,167)	1,596	3,002	(1,080	)(3)
Translation differences	4,744	(19)	(690)	101	(1,288)	2,848

Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196

Movement in discounts and other reductions to gross income during 2015 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196
Current estimate related to sales made in current and prior year	488,072	46,150	49,458	25,710	35,806	645,196	(1)
(Actual returns or credits in current period related to sales made in current period)	(428,041)	(44,867)	(18,211)	(18,402)	(34,059)	(543,580	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	(246)	(25,051)	(11,257)	(1,791)	(38,345	)(3)
Translation differences	7,716	127	2,454	1,594	2,237	14,128

Balance at 31 December 2015	126,178	5,902	29,680	12,468	5,367	179,595

(1) Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(24) Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Cost of sales	592,037	479,055	412,660
Research and development	76,780	66,857	57,012
Selling general & administration expenses	269,718	253,489	203,944
	938,535	799,401	673,616

Details by nature are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Wages and salaries	756,570	639,639	549,703
Contributions to pension plans (note 29)	14,587	15,589	10,233
Other social charges	22,071	17,279	14,059
Social Security	145,307	126,894	99,621
	938,535	799,401	673,616

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(25)  Expenses by Nature

(a)         Amortisation and depreciation

Expenses for the amortisation and depreciation of intangible assets and property, plant and equipment, incurred during 2015, 2014 and 2013 classified by functions are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Cost of sales	110,898	81,226	69,091
Research and development	13,654	13,053	12,018
Selling, general & administration expenses	65,203	95,193	47,360
	189,755	189,472	128,469

(b)         Other operating income and expenses

Other operating income and expenses incurred during 2015, 2014 and 2013 by function are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Cost of sales	426,531	315,483	202,860
Research and development	118,667	85,501	54,854
Selling, general & administration expenses	403,944	356,612	344,215
	949,142	757,596	601,929

Details by nature are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Changes in trade provisions	(763)	(18,032)	5,168
Professional services	173,990	134,062	121,467
Commissions	20,474	20,002	18,327
Supplies and auxiliary materials	115,471	89,244	78,993
Operating leases (note 28)	70,496	87,504	69,522
Freight	83,352	70,760	54,177
Repair and maintenance expenses	81,087	62,054	55,242
Advertising	47,860	59,912	48,115
Insurance	19,501	17,842	16,178
Royalties	9,386	9,723	3,831
Travel expenses	52,606	45,014	33,258
External services	56,743	65,717	43,681
Other	218,939	113,794	53,970
Other operating income&expenses	949,142	757,596	601,929

(26)  Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Finance income	5,841	3,069	4,869

Finance cost from Senior Unsecured Notes	(72,783)	(62,936)	(91,002)
Finance cost from senior debt	(161,624)	(145,438)	(133,480)
Finance cost from sale of receivables (note 13)	(6,512)	(6,271)	(6,972)
Capitalised interest	9,795	5,152	9,131
Other finance costs	(9,211)	(15,542)	(17,668)
Finance costs	(240,335)	(225,035)	(239,991)

Change in fair value of financial derivatives (note 30)	(25,206)	(20,984)	(1,786)
Impairment and gains / (losses) on disposal of financial instruments	—	(5)	792
Exchange differences	(12,140)	(18,472)	(1,303)
Finance result	(271,840)	(261,427)	(237,419)

During 2015 the Group has capitalised interest at a rate of between 5.2% and 5.26% based on the financing received (between 5.28% and 6.7% during 2014) (see note 4 (f)).

(27)  Taxation

Grifols, S.A. is authorised to file consolidated tax returns in Spain with Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Worldwide Operations Spain, S.A. (formerly Logister,

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

S.A), Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., and Gri-Cel, S.A.. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 28% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorised to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc. and Talecris Plasma Resources, Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 37.5% of taxable income, which may be reduced by certain deductions.

(a)         Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Profit before income tax from continuing operations	690,250	589,680	497,536

Tax at 28% (30% for 2014 and 2013)	193,270	176,904	149,261
Permanent differences	(2,709)	(9,026)	(3,771)
Effect of different tax rates	(24,524)	(29,253)	28,950
Tax credits (deductions)	(19,487)	(22,913)	(24,465)
Prior year income tax expense	2,723	(1,391)	(2,175)
Other income tax expenses/(income)	9,536	8,276	7,682
Total income tax expense	158,809	122,597	155,482

Deferred tax	24,357	4,765	14,922
Current tax	134,452	117,832	140,560
Total income tax expense	158,809	122,597	155,482

The effect of the different tax rates is basically due to a change of country mix in profits

In accordance with tax legislation modifications issued in Spain for fiscal years 2015 and 2016, the Group has recalculated the impact of adjusting deferred tax assets and liabilities to tax rates of 28% and 25%, respectively. The impact recognised under “Total income tax expense” amounts to Euros 0.3 million in fiscal year 2015 (Euros 4.4 million in fiscal year 2014).

(b)         Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	Tax effect
	31/12/2015	31/12/2014	31/12/2013
Assets
Provisions	38,004	58,966	746
Inventories	37,141	35,110	18,972
Tax credits (deductions)	42,533	34,892	8,404
Tax loss carryforwards	30,668	18,240	4,615
Other	6,961	1,838	398
Fixed assets, amortisation and depreciation	—	—	1,466

Subtotal, assets	155,307	149,046	34,601

Goodwill	(77,755)	(56,615)	—
Fixed assets, amortisation and depreciation	(10,409)	(7,579)	—
Intangible assets	(349)	(2,407)	—
Subtotal, net liabilities	(88,513)	(66,601)	—
Deferred assets, net	66,794	82,445	34,601

Liabilities
Goodwill	(35,877)	(29,706)	(42,039)
Intangible assets	(404,617)	(361,469)	(318,128)
Fixed assets	(119,858)	(110,929)	(121,667)
Debt cancellation costs	(77,514)	(83,315)	(55,755)
Inventories	(32,351)	(24,242)	—
Cash flow hedges	(982)	(821)	—
Subtotal, liabilities	(671,199)	(610,482)	(537,589)
Tax credits (deductions)	—	—	5,298
Tax loss carryforwards	7,097	6,268	6,184
Inventories	—	—	8,187
Cash flow hedges	—	—	15,293
Provisions	22,085	50,078	40,693
Other	10,452	15,350	7,845
Subtotal, net assets	39,634	71,696	83,500
Net deferred Liabilities	(631,565)	(538,786)	(454,089)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2015	31/12/2014	31/12/2013

Balance at 1 January	(456,341)	(419,488)	(429,129)
Movements during the year	(24,357)	(4,766)	(14,922)
Movements in equity during the year	(10,960)	(3,864)	(4,227)
Business combination (note 3)	—	34,899	4,871
Translation differences	(73,113)	(63,122)	23,919
Balance at 31 December	(564,771)	(456,341)	(419,488)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

	Thousands of Euros
	Tax effect
	31/12/2015	31/12/2014	31/12/2013

Cash flow hedges (note 15 (f))	(10,960)	(3,864)	(4,227)
	(10,960)	(3,864)	(4,227)

The remaining assets and liabilities recognised in 2015, 2014 and 2013 were recognised in the statement of profit or loss.

Estimated net deferred tax liabilities to be reversed in a period of less than 12 months amount to Euros 53.747 thousand at 31 December 2015 (Euros 38,288 thousand at 31 December 2014).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years.

Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date.

The Group has not recognised as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 67.955 thousand (Euros 59,045 thousand at 31 December 2014).

(c)          Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

•                  Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of federal income tax for the years ended 1 June 2011, 31 December 2010 and 31 December 2011

•                  Grifols Shared Services North America, Inc. and subsidiaries:

•                  Notification of an inspection of State Income tax in North Carolina and New York states (tax years 2012 to 2014), Illinois state (tax year 2011) and Michigan state (tax years 2011 to 2013).

•                  Notification of an inspection of withholding payroll in North Carolina state for tax years 2012 to 2014.

•                  Grifols S.A, Instituto Grifols, S.A Movaco, S.A. and Biomat, S.A.:  Income Tax Audit, Withholdings and VAT Audit for the tax years ended, 2010, 2011 and 2012 that were initiated as of July 2014. In October 2015 the tax audit has been extended to Biomat, S.A.

•                  Grifols Deutschland GmbH: notification of an inspection of payroll tax for the tax years ended 2011 to 2014.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                  Grifols Italia, S.p.A.: notification of inspection of corporate tax, withholding and VAT for the tax year 2012, which has been initiated as of the first quarter of 2015

Group management does not expect any significant liability to derive from these inspections.

(28)  Operating Leases

(a)         Operating leases (as lessee)

At 31 December 2015, 2014 and 2013 the Group leases buildings and warehouses from third parties under operating leases.

Operating lease installments of Euros 70,496 thousand have been recognised as an expense for the year ended at 31 December 2015 (Euros 87,504 thousand at 31 December 2014 and Euros 69,522 thousand at 31 December 2013) and comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2015, 2014 and 2013 are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013
Maturity at:
Up to 1 year	77,951	44,331	52,520
Between 1 and 5 years	126,644	109,531	156,413
More than 5 years	101,319	51,689	52,708
Total future minimum payments	305,914	205,551	261,641

(b)         Operating leases (as lessor)

At 31 December 2015, 2014 and 2013 the Group has no lease contracts as lessor.

(29)  Other Commitments with Third Parties and Other Contingent Liabilities

(a)         Guarantees

The Group has no significant guarantees extended to third parties.

(b)         Guarantees committed with third parties

The Group has no significant guarantees extended to third parties.

(c)          Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2015 has amounted to Euros 647 thousand (Euros 621 thousand for 2014).

In successive years this contribution will be defined through labour negotiations.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

In the event that control is taken of the Company, the Group has agreements with 78 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary.

The Group has contracts with five executives entitling them to termination benefits ranging from one to two years of their salary in different circumstances.

Restricted Share Unit Retention Plan

For the bonus of 2014, payable in 2015, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By this plan, the employee can elect to receive up to 50% of its yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs).

Grifols Class B Shares and Grifols ADS are valued at the date of payment of the 2014 bonus, and no cash dividends will be paid in respect of these shares.

These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU’s will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSU.

This commitment is treated as equity-settled and the amount is Euros 4,532 thousand.

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. The total cost of matching contributions to the savings plan was US Dollars 12.7 million for 2015 (US Dollars 16.9 million for 2014). Costs of contributions derived from the Defined Contribution Plan were included in the savings plan for the year 2014 since the acquisition of the Novartis Diagnostic Unit in January 2014. The recognition of the cost of these contributions was consistent with each participant’s salary. In 2015 this cost has been terminated.

Other plans

The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented.

(d)         Purchase commitments

Details of the Group’s commitments mainly to purchase plasma at 31 December 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Thousands of Euros
2016	4,884
2017	3,254
2018	1,202
2019	1,061

(e)          Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  The Group continues carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation was focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

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

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement was reached between the parties. In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore, an investigation was opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager.

From these 5 employees of the Company initially charged, the Naples Tribunal resolved discharging 3 of them, continuing the judicial process only against the remaining 2 employees. Additionally, the Company has finalized the internal investigation opened in Italy as consequence of the indicated judicial proceedings, and in November 2015 a meeting took place with the DOJ to report on the conclusions derived from the investigation.

Although the Naples judicial proceedings is still under legal dispute and DOJ’s final decision, after the meeting held last November, is still pending, the Company as well as its legal advisors consider the likelihood of this issue affecting the financial statements of the Company to be remote.

Additionally to the above and as part of the in-depth review of potential irregular practices that the Group is carrying out in relation to its recent acquisitions, the Company opened internal investigations in Mexico as well as in the Czech Republic to review the commercial practices in such countries. Both investigations have finalized, without having detected any significant practice that could imply a breach of the FCPA.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(30)            Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros
	31/12/2014
	Carrying amount				Fair Value
	Loans and	Financial instruments	Debts and
	receivables	held for trading	payables	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	8,711	—	—	8,711
Other current financial assets	502	—	—	502
Trade and other receivables	520,545	—	—	520,545
Cash and cash equivalents	1,079,146	—	—	1,079,146
Financial assets not measured at fair value	1,608,904	—	—	1,608,904

Financial derivatives	—	(34,486)	—	(34,486)	—	(38,846)	—	(38,846)
Financial liabilities at fair value	—	(34,486)	—	(34,486)

Senior Unsecured Notes	—	—	(689,879)	(689,879)	(842,188)	—	—	(842,188)
Promissory Notes	—	—	(54,793)	(54,793)
Senior secured debt	—	—	(3,410,743)	(3,410,743)	(3,628,353)	—	—	(3,628,353)
Other bank loans	—	—	(61,450)	(61,450)
Finance lease payables	—	—	(17,509)	(17,509)
Other financial liabilities	—	—	(80,496)	(80,496)
Trade and other payables	—	—	(439,631)	(439,631)
Debts with associates	—	—	(3,059)	(3,059)
Other current liabilities	—	—	(21,781)	(21,781)
Financial liabilities not measured at fair value	—	—	(4,779,341)	(4,779,341)
	1,608,904	(34,486)	(4,779,341)	(3,204,923)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousand of Euros
	31/12/2015
	Carrying amount				Fair Value
	Loans and	Financial instruments	Debts and
	receivables	held for trading	payables	Total	Level 1	Level 2	Level 3	Total

Non-current financial assets	30,388	—	—	30,388
Other current financial assets	1,294	—	—	1,294
Trade and other receivables	394,464	—	—	394,464
Cash and cash equivalents	1,142,500	—	—	1,142,500
Financial assets not measured at fair value	1,568,646	—	—	1,568,646

Financial derivatives	—	(7,375)	—	(7,375)	—	(7,375)	—	(7,375)

Financial liabilities at fair value	—	(7,375)	—	(7,375)

Senior Unsecured Notes	—	—	(793,472)	(793,472)	(927,712)	—	—	(927,712)
Promissory Notes	—	—	(67,475)	(67,475)
Senior secured debt	—	—	(3,738,417)	(3,738,417)	(3,929,517)	—	—	(3,929,517)
Other bank loans	—	—	(147,328)	(147,328)
Finance lease payables	—	—	(11,508)	(11,508)
Other financial liabilities	—	—	(94,576)	(94,576)
Trade and other payables	—	—	(409,986)	(409,986)
Debts with associates	—	—	(443)	(443)
Other current liabilities	—	—	(10,231)	(10,231)
Financial liabilities not measured at fair value	—	—	(5,273,436)	(5,273,436)
	1,568,646	(7,375)	(5,273,436)	(3,712,165)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Financial derivatives

At 31 December 2015 and 2014 the Group has recognised the following derivatives:

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2015	31/12/2014	31/12/15	31/12/14	Maturity
Interest rate swap (cash flow hedges)	US Dollar	694,445,000	1,017,842,500	(6,789)	(31,439)	30/06/2016
Interest rate swap (cash flow hedges)	Euros	100,000,000	100,000,000	(586)	(3,047)	31/03/2016
Swap Option	Euros	100,000,000	100,000,000	—	—	31/03/2016

Total (note 20)				(7,375)	(34,486)

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

As a result of the refinancing process entered into on 27 February 2014 some of the derivatives were cancelled. The new Credit Agreement conditions did not include any embedded floor within the existing tranches; so as a result, the embedded derivative included in the Senior Secured was eliminated. The decrease in the value of the embedded derivatives amounted to US Dollars 27 million (Euros 19.6 million) and Euros 4.2 million at 27 February 2014, therefore reducing the refinanced senior debt (see note 20).

As there were no existing floors in the new loan tranches, the Company sold during 2014 the swap floor derivative contracts for a total amount of US Dollar 1.9 million each.

(b)         Hedging derivative financial instruments

See note 15(f).

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement: a step-up interest rate swap and a swap floor, which originally had notional amounts of US Dollars 1,550 million each. The amortising step up interest rate swap has not been changed due to the improvement of the new Credit Agreement and the notional amount at the end of December 2015 stands at US Dollars 694 million. The existing Swap has quarterly amortisations, in order to always remain below the amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

At the end of December 2015, the Company has derivatives in place that qualify for hedge accounting:

•                  A Step-Up Swap derivative to hedge the US Dollar Libor interest rate with a notional amount of US Dollar 694 million amortising and;

•                  A Step-Up Swap derivative to hedge Euribor interest rate with a fixed notional amount of Euros 100 million until maturity.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Credit risk

(a)         Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2015 and 2014 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/2015	31/12/2014

Non-current financial assets	11	30,388	8,711
Other current financial assets		1,294	502
Trade receivables	13	362,406	500,752
Other receivables	13	32,058	19,793
Cash and cash equivalents	14	1,142,500	1,079,146
		1,568,646	1,608,904

The maximum level of exposure to risk associated with receivables at 31 December 2015 and 2014, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2015	31/12/2014

Spain	56,160	58,949
EU countries	61,720	89,020
United States of America	134,872	210,460
Other European countries	6,329	45,178
Other regions	135,383	116,938
	394,464	520,545

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2014 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	—	—	—	2,094	—	—	2,094
Italy	13,075	2,630	—	18,153	12,188	(2,678)	28,550
Spain	31,913	7,350	—	8,836	4,286	(696)	40,053
Portugal	7,484	6,621	(3,838)	1,224	914	(23)	4,847
	52,472	16,601	(3,838)	30,307	17,388	(3,397)	75,544

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	—	—	—	1,815	854	—	1,815
Italy	11,918	7,294	(144)	12,332	5,308	(2,777)	21,329
Spain	33,937	4,079	—	11,431	6,978	(707)	44,661
Portugal	2,664	1,394	(460)	202	68	(26)	2,380
	48,519	12,767	(604)	25,780	13,208	(3,510)	70,185

Provision has been made for balances receivable from Portuguese and Italian public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Spain will not be recoverable.

(b)        Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Not matured	321,450	425,841
Less than 1 month	21,610	51,836
1 to 4 months	25,680	18,902
4 months to 1 year	10,858	12,885
More than one year	14,866	11,081
	394,464	520,545

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2015	31/12/2014	31/12/2013

Opening balance	14,092	16,073	12,799
Business combination	—	764	722
Net charges for the year	1,800	(2,013)	4,750
Net cancellations for the year	(2,984)	(1,144)	(1,617)
Translation differences	302	412	(581)
Closing balance	13,210	14,092	16,073

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months or	6 - 12			More than
Carrying amount	Note	31/12/14	flows	less	months	1-2 years	2- 5 years	5 years

Financial liabilities
Bank loans	20	3,472,193	4,366,533	116,100	91,966	194,841	1,074,190	2,889,436
Other financial liabilities	20	80,496	80,496	28,852	3,073	32,927	13,250	2,394
securities	20	744,672	1,214,352	88,003	21,621	43,242	172,968	888,518
Finance lease payables	20	17,509	19,086	4,715	4,358	5,324	4,636	53
Payable to associates	31	3,059	3,059	3,059	—	—	—	—
Payable to suppliers	21	439,631	439,631	438,201	1,430	—	—	—
Other current liabilities	22	21,781	21,781	21,166	615	—	—	—
Financial liabilities for hedging derivatives	20	34,486	40,835	21,329	13,038	6,468	—	—

Total		4,813,827	6,185,773	721,425	136,101	282,802	1,265,044	3,780,401

		Thousands of Euros
		Carrying		6				More
		amount at	Contractual	months	6 - 12	1-2		than 5
Carrying amount	Note	31/12/15	flows	or less	months	years	2- 5 years	years

Financial liabilities
Bank loans	20	3,885,745	4,959,027	129,631	118,796	252,659	4,404,772	53,169
Other financial liabilities	20	94,576	94,576	40,294	28,474	3,932	19,620	2,256
securities	20	860,947	1,311,506	103,643	24,111	48,223	192,891	942,638
Finance lease payables	20	11,508	12,650	4,450	1,708	2,918	3,571	3
Payable to associates	31	443	443	443	—	—	—	—
Payable to suppliers	21	409,986	409,986	409,381	605	—	—	—
Other current liabilities	22	10,231	10,231	9,606	625	—	—	—
Financial liabilities for hedging derivatives	20	7,375	7,375	7,375	—	—	—	—

Total		5,280,811	6,805,794	704,823	174,319	307,732	4,620,854	998,066

Currency risk

The Group’s exposure to currency risk is as follows:

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

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2015
	Euros (*)	Dollars (**)

Trade receivables	12,234	9,762
Receivables from Group companies	38,650	289,754
Loans to Group companies	711,674	258,409
Cash and cash equivalents	98,983	13,780
Trade payables	(9,003)	(7,760)
Payables to Group companies	(37,678)	(2,613)
Loans from Group companies	(373,102)	(3,971)
Bank loans	(493,000)	—
Balance sheet exposure
	(51,242)	557,361

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2015 and 2014 year ends are as follows:

	Closing exchange rate
Euros	31/12/2015	31/12/2014

US Dollars	1.0887	1.2141

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2015, equity would have increased by Euros 300,372 thousand (Euros 265,166 thousand at 31 December 2014) and profit due to foreign exchange differences would have increased by Euros 50,612 thousand (Euros 19,107 thousand at 31 December 2014). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2015 and 2014 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest rate risk

(a)   Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2015	31/12/2014
Fixed-interest financial instruments
Financial liabilities	(1,756,393)	(1,762,136)
	(1,756,393)	(1,762,136)

Variable-interest financial instruments
Financial liabilities	(3,190,883)	(2,681,071)
	(3,190,883)	(2,681,071)
	(4,947,276)	(4,443,207)

(b)         Sensitivity analysis

If the interest rate should have been 100 basis points higher during 2015, the interest expense would have increased by Euros 40.3 million, the finance cost due to changes in the value of derivatives would have been Euros 8.6 million lower and equity would have increased by Euros 2.2 million. So, net effect on cash interest payments should have been Euros 31.7 million.

If the interest rate should have been 100 basis points higher during 2014, the interest expense would have increased by Euros 31 million, the finance cost due to changes in the value of derivatives would have been Euros 9 million lower and equity would have increased by Euros 7.2 million. So, net effect on cash interest payments should have been Euros 22 million.

(31)  Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2015	31/12/2014

Receivables from associates (note 13)	70	33
Loans to associates (note 11)	25,755	300
Debts with associates	(443)	(3,059)
Debts with key management personnel	(3,962)	(4,267)
Payables to members of the board of directors	(475)	(600)
Payables to other related parties	(10,178)	(9,855)
	10,767	(17,448)

Payables are included in suppliers and trade payables (see note 21).

(a)         Group transactions with related parties

Group transactions with related parties during 2013 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
		Key management		Board of directors of
	Associates	personnel	Other related parties	the Company

Net sales	263	—	—	—
Other service expenses	—	—	(5,849)	(1,269)
Operating lease expense (note 9)	—	—	(23,985)	—
Remuneration	—	(9,130)	—	(4,405)
R&D agreements	(9,802)	—	—	—
Finance costs	(36)	—	(210)	—

	(9,575)	(9,130)	(30,044)	(5,674)

Group transactions with related parties during 2014 were as follows:

	Thousands of Euros
		Key management		Board of directors of
	Associates	personnel	Other related parties	the Company

Net sales	272	—	—	—
Other service expenses	—	—	(7,733)	(1,094)
Operating lease expense (note 9)	—	—	(24,030)	—
Remuneration	—	(9,369)	—	(4,631)
R&D agreements	(26,740)	—	—	—
Finance costs	(49)	—	—	—
	(26,517)	(9,369)	(31,763)	(5,725)

Group transactions with related parties during 2015 are as follows:

	Thousands of Euros
		Key management		Board of directors of
	Associates	personnel	Other related parties	the Company

Net sales	317	—	—	—
Other service expenses	(361)	—	(6,938)	(845)
Operating lease expense (note 9)	—	—	(4,900)	—
Remuneration	—	(9,447)	—	(3,443)
R&D agreements	(18,400)	—	—	—
Purchase of Fixed Assets (note 9)	—	—	(276,457)	—
Sale of Fixed Assets (note 9)	—	—	12,000	—
Finance Income	1,916	—	—	—
	(16,528)	(9,447)	(276,295)	(4,288)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organisation.

“Other service expenses” include contributions to non-profit organisations totalling Euros 5,224 thousand in 2015 (Euros 4,262 thousand in 2014 and Euros 2,779 thousand in 2013).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Interest expense to related parties for the year 2013 included interest accrued on the loan of Class B shares (see note 3 (c) and 15).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. During 2014, this contract was renewed for an additional year for an amount of US Dollar 1 Million. In 2015, this contract has been extended for two years for an amount of US Dollar 1 Million for each year.

Directors representing shareholders´ interests have received remuneration of Euros 50 thousand during 2015 (100 thousand in 2014 and 2013).

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

(32)              Events after the Reporting Period

•             On January 2016, Grifols has acquired the 30% of the equity of AlbaJuna Therapeutics, S.L. for Euros 3.75 million in the form of cash payment to finance the development and production of therapeutic antibodies against HIV. The initial investment will be increased upon achievements of agreed development milestones.

AlbaJuna Therapeutics is a spin-off from the AIDS Investigation Institute IrsiCaixa, jointly driven by Obra Social “la Caixa” and the Health Department of the Generalitat de Catalunya. It was founded to promote the preclinical and clinical development of monoclonal antibodies that both neutralize the HIV action in the human body and increase the activity of natural killer cells, which are responsible for the destruction of infected cells.

•             On 4 January 2016 the Company’s new shares resulting from the share split ruling on 3 December 2015 by the Company’s board of directors (relevant event nº 231793) will start to be traded in accordance with the delegation of authorities by the shareholders at the general shareholders’ meeting held on 29 May 2015. This share split entails that the nominal value of the new Class A shares will be Euro 0.25 per share (previously Euro 0.50 per share), whilst the nominal value of the new Class B shares will be Euro 0.05 per share (previously Euro 0.10 per share)

•             The Group has announced the acquisition of a further 32.93% stake in Progenika for Euros 25million following the exercise of call and put options agreed in February 2013. As a result, Grifols now controls 89.08% of Progenika’s share capital. Grifols paid 50% of this investment in Grifols B shares (876,777 shares) and the remaining 50% in cash.

(33)              Condensed Consolidating Financial Information

The High Yield Senior Unsecured Notes were issued by Grifols Shared Services North America Inc. (formerly Grifols, Inc.), which is a wholly-owned subsidiary of Grifols, S.A., and are jointly and severally, irrevocably and fully and unconditionally guaranteed by Grifols, S.A. and certain other of its wholly-owned subsidiaries (‘the Guarantors’). Supplemental condensed consolidating financial information is presented in Appendix VI comprising the Group’s income statements and cash flow statements, both consolidated, for Fiscal 2013and its consolidated balance sheet as at December 31, 2013, showing the amounts attributable to Grifols, S.A., Grifols Shared Services North America Inc. (formerly Grifols, Inc.) and those of its other subsidiaries that were Guarantors as at December 31, 2013 separately from the amounts attributable to those of its subsidiaries that were not Guarantors.

On 5 March 2014, Grifols Worldwide Operations Limited, a wholly-owned subsidiary of Grifols, S.A., had issued the Senior Unsecured Notes (the “Notes”). These notes had replaced the High Yield Senior Unsecured Notes issued in 2011. The Notes had been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. Supplemental condensed consolidating financial information is presented in Appendix VI comprising the Group’s income statement and cash flow statement, both consolidated, for Fiscal Year 2014 and Fiscal Year 2015 and its consolidated balance sheet as at December 31, 2014 and December 31, 2015, showing the amounts attributable to Grifols, S.A., Grifols Worldwide Operations Limited and those of its other subsidiaries that were Guarantors as at December 31, 2014 and December 31, 2015 separately from the amounts attributable to those of its subsidiaries that were not Guarantors.

The condensed consolidated financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered”, which is included in Appendix VI.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2015, 2014 and 2013

		Acquisition /			31/12/2015		31/12/2014		31/12/2013
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies

Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	99,998%	0,002%	99,998%	0,002%	99,998%	0,002%

Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99,998%	0,002%	99,998%	0,002%	99,998%	0,002%

Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.)	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	—	100,000%	99,970%	0,030%	—	100,000%

Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99,999%	0,001%	99,999%	0,001%	99,998%	0,002%

Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99,900%	0,100%	99,900%	0,100%	99,900%	0,100%

Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99,950%	0,050%	99,950%	0,050%	99,950%	0,050%

Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100,000%	—	100,000%	—	100,000%

Grifols Biologicals, Inc.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100,000%	—	100,000%	—	100,000%

PlasmaCare, Inc. (merged with Biomat USA, Inc in 2015)	1128 Main Street, Suite 300 Cincinnati (Ohio) United States	2006	Industrial	Procuring human plasma.	—	—	—	100,000%	—	100,000%

Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100,000%	—	100,000%	—	100,000%	—

Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	80,000%	—	80,000%	—	80,000%	—

Grifols Therapeutics, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100,000%	—	100,000%	—	100,000%

Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procuring human plasma.	—	100,000%	—	100,000%	—	100,000%

GRI-CEI, S/A Produtos para transfusao	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	2012	Industrial	Production of bags for the extraction, separation, conservation and transfusion of blood components.	60,000%	—	60,000%	—	60,000%	—

Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100,000%	—	100,000%	—	100,000%	—

Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	56,150%	—	56,150%	—	56,150%	—

Proteomika, S.L.U (merged with Progenika Biopharma, S.A. in 2015)	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	—	—	56,150%	—	56,150%

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2015, 2014 and 2013

		Acquisition /			31/12/2015		31/12/2014		31/12/2013
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Progenika Latina, S.A. de CV	Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	56,150%	—	56,150%	—	56,150%

Progenika Inc.	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States	2013	Industrial	Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general.	—	56,150%	—	56,150%	—	56,150%

Preventia 2.0 Genetics, S.L. (merged with Progenika Biopharma S.A in 2014)	Calle Ercilla 17 - 3º 48009 Bilbao-Vicaya Spain	2013	Industrial	Research, development and commercialisation of diagnostic products, treatment of diseases and rendering of related services.	—	—	—	—	—	56,150%

Brainco Biopharma, S.L.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development of products for the treatment and diagnosis of psychiatric illnesses	—	28,423%	—	28,423%	—	28,423%

Abyntek Biopharma, S.L.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Research, development and transfer of biotechnological products and processes, as well as the commercialiation of products and services related to the biosciences.	—	45,129%	—	43,763%	—	43,763%

Asociación I+D Progenika	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	52,067%	—	56,150%	—	56,150%

Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	100,000%	—	100,000%	—	100,000%	—

Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746- 1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100,000%	—	100,000%	—	—

Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100,000%	—	100,000%	—	100,000%	—

Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99,999%	0,001%	99,999%	0,001%	99,999%	0,001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0,010%	99,990%	0,010%	99,990%	0,010%	99,990%

Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99,000%	—	99,000%	—	99,000%	—

Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) Estados Unidos	1990	Commercial	Distribution and marketing of company products	—	100,000%	—	100,000%	—	100,000%

Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95,010%	4,990%	95,010%	4,990%	95,010%	4,990%

Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100,000%	—	100,000%	—	100,000%	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2015, 2014 and 2013

		Acquisition /			31/12/2015		31/12/2014		31/12/2013
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48,000%	—	48,000%	—	48,000%

Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30,000%	—	30,000%	—	30,000%

Grifols International, S.A	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	100,000%	—	—	100,000%	99,900%	0,100%

Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100,000%	—	100,000%	—	100,000%	—

Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100,000%	—	100,000%	—	100,000%	—

Grifols Brasil, Ltda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100,000%	—	100,000%	—	100,000%	—

Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99,990%	0,010%	99,990%	0,010%	99,990%	0,010%

Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100,000%	—	100,000%	—	100,000%	—

Logística Grifols, S.A. de C.V.	Calle Eugenio Cuzin, nº 909- 913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99,990%	0,010%	99,990%	0,010%	99,990%	0,010%

Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909- 913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1970	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99,980%	0,020%	99,980%	0,020%	99,990%	0,010%

Medion Diagnostics GmbH	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	80,000%	—	80,000%	—	80,000%

Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100,000%	—	100,000%	—	100,000%	—

Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99,000%	1,000%	99,000%	1,000%	99,000%	1,000%

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2015, 2014 and 2013

		Acquisition /			31/12/2015		31/12/2014		31/12/2013
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100,000%	—	100,000%	—	100,000%	—

Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	—	100,000%	—	100,000%	—	100,000%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100,000%	—	100,000%	—	100,000%	—

Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100,000%	—	100,000%	—	100,000%	—

Grifols (H.K.), Limited	Units 1505-7 Bershire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100,000%	—	100,000%	—	—

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japón	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100,000%	—	100,000%	—	—	—

Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99,990%	0,010%	99,990%	0,010%	—	—

Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99,900%	0,100%	99,900%	0,100%	99,900%	0,100%

Squadron Reinsurance Ltd.	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100,000%	—	100,000%	—	100,000%

Arrahona Optimus, S.L. (merged with Grifols, S.A. in 2015)	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2008	Services	Development and construction of offices and business premises.	—	—	99,995%	0,005%	99,990%	0,010%

Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100,000%	—	100,000%	—	100,000%	—

Gripdan, S.L	Avenida Diagonal 477 Barcelona	2015	Services	Manufacturing buildings for rent	100,000%	—	—	—	—	—

Gri-Cel, S.A.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0,001%	99,999%	0,001%	99,999%	0,001%	99,999%

Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	—	70,830%	—	66,150%	—	61,120%

VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	68,010%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2015, 2014 and 2013

		Acquisition /			31/12/2015		31/12/2014		31/12/2013
		Incorporation			% shares		% shares		% shares
Name	Registered Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity accounted investees

Nanotherapix, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2010	Research	Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.	—	51,000%	—	51,000%	—	51,000%

VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	—	—	49,450%	—	40,000%

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	35,000%	—	35,000%		35,000%	—

TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	19,280%	—	21,300%	—	21,300%

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	8,42%	—	9,35%	—	14,038%

Kiro Robotics S.L	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	50,000%	—	50,000%	—	—	—

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS)	—	47,580%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2015, 2014 and 2013

(Expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostic			Raw materials & others			Consolidated
	2015	2014*	2013*	2015	2014*	2013*	2015	2014*	2013*	2015	2014*	2013*	2015	2014*	2013*
Revenues from external customers	3.032.111	2.513.510	2.448.824	96.245	94.800	97.131	691.452	620.022	130.339	114.755	127.052	65.438	3.934.563	3.355.384	2.741.732
Total operating income	3.032.111	2.513.510	2.448.824	96.245	94.800	97.131	691.452	620.022	130.339	114.755	127.052	65.438	3.934.563	3.355.384	2.741.732

Profit/(Loss) for the segment	907.847	835.171	980.835	(4.299)	(4.256)	139	84.147	86.258	(3.819)	88.408	106.446	38.970	1.076.103	1.023.619	1.016.125
Unallocated expenses										(105.734)	(165.930)	(280.005)	(105.734)	(165.930)	(280.005)
Operating profit													970.369	857.689	736.120
Finance result													(271.839)	(261.427)	(237.419)

Share of profit/(loss) of equity accounted investee	—	—	—	—	—	—	—	—	—	(8.280)	(6.582)	(1.165)	(8.280)	(6.582)	(1.165)
Income tax expense													(158.809)	(122.597)	(155.482)
Profit for the year after tax													531.441	467.083	342.054

Segment assets	6.074.971	5.013.457	4.501.977	91.877	94.971	81.500	1.794.389	1.628.232	215.990	1.321	794	394	7.962.558	6.737.454	4.799.861
Equity accounted investments	—	—	—	—	—	—	—	—	—	76.728	54.296	35.765	76.728	54.296	35.765
Unallocated assets										1.562.429	1.657.999	1.005.410	1.562.429	1.657.999	1.005.410
Total assets													9.601.715	8.449.749	5.841.036

Segment liabilities	387.086	256.710	230.412	3.159	9.429	241	192.730	233.165	14.801	—	—	—	582.975	499.304	245.454
Unallocated liabilities	—	—	—	—	—	—	—	—	—	5.717.351	5.287.557	3.488.378	5.717.351	5.287.557	3.488.378
Total liabilities													6.300.326	5.786.861	3.733.832

Other information:
Amortisation and depreciation	137.870	95.725	91.350	5.710	5.273	5.695	31.875	24.768	15.492	14.301	63.706	15.932	189.756	189.472	128.469
Expenses that do not require cash payments	627	4.053	(11.090)	108	(74)	141	4.630	(3.578)	337	4.794	(6.215)	2.979	10.159	(5.814)	(7.633)
Additions for the year of property, plant & equipment and intangible assets	421.020	188.698	129.475	7.972	14.241	8.514	68.740	46.272	24.408	79.082	42.981	19.582	576.814	292.192	181.979

*

As a result of the acquisitions made and the related changes in the organizational structure due to the integration process, the Group has reviewed the allocation of costs to the between segments, which has lead to an increase of the portion of allocated costs. The comparative figures for the year 2014 have been restated accordingly, resulting on a reduction of the portion of unallocated costs compared to the previous presentation of Euro 154 million. As a result of changes to systems, it is impracticable to restate the 2013 comparative figures and, therefore, the segment information relating to 2013 is not comparable to the 2015 and 2014 segment figures included in these consolidated financial statements.

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2015, 2014 and 2013

(Expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Subtotal			Raw material & others			Consolidated
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Net Revenue	207.641	214.558	200.036	455.276	448.244	356.289	2.505.791	2.042.700	1.694.361	651.100	522.830	425.608	3.819.808	3.228.332	2.676.294	114.755	127.052	65.438	3.934.563	3.355.384	2.741.732
Assets by geographical area	719.557	689.220	933.722	2.406.847	1.888.235	280.510	6.175.558	5.542.660	4.487.429	298.432	328.840	138.981	9.600.394	8.448.955	5.840.642	1.321	794	394	9.601.715	8.449.749	5.841.036

Other information:
Additions for the year of property, plant & equipment and intangible assets	113.652	53.223	55.978	51.943	69.366	14.847	400.065	160.195	106.274	11.154	9.408	4.880	576.814	292.192	181.979	0	—		576.814	292.192	181.979

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX III K GRIFOLS, S.A. AND SUBSIDIARIES Changes in Other Intangible Assets for the year ended 31 December 2015 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at 31/12/2014 Business combinations Translation differences Balances at 31/12/2015 Additions Transfers Disposals Development costs Concessions, patents, licenses brands & similar Computer software Currently marketed products Other intangible assets 108,029 5,066 --2 (626) 217 112,688 55,994 116,992 1,012,178 103,797 12 20,285 --19,070 ---- ---- --371 ---- (1,258) (1,167) --(943) 4,501 8,495 113,846 12,144 59,249 144,976 1,126,024 134,068 Total cost of intangible assets 1,396,990 44,433 --373 (3,994) 139,203 1,577,005 Accum. amort. of development costs Accum. amort of concessions, patents, licenses, brands & similar Accum. amort. of computer software Accum. amort. of currently marketed products Accum. amort. of other intangible assets Total accum. amort intangible assets Impairment of other intangible assets (62,767) (5,120) ---- 484 (148) (67,551) (23,144) (68,303) (122,416) (52,016) (924) (11,864) (38,076) (7,561) ---- ---- --137 ---- 1,099 991 ---- (988) (4,158) (14,643) (6,050) (23,957) (83,197) (175,135) (65,627) (328,646) (63,545) --137 2,574 (25,987) (415,467) 17 17 ---- ---- 34 Carrying amount of intangible assets 1,068,361 (19,095) --510 (1,420) 113,216 1,161,572 This appendix forms an integral part of note 8 to the consolidated financial statements. 1 of 2

APPENDIX III GRIFOLS, S.A. AND SUBSIDIARIES Changes in Other Intangible Assets for the year ended 31 December 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at 31/12/2013 Business combinations Translation differences Balances at 31/12/2014 Additions Transfers Disposals Development costs Concessions, patents, licenses brands & similar Computer software Currently marketed products Other intangible assets 111,788 4,218 ---- (8,075) 98 108,029 52,807 97,627 893,925 11,526 33 15,935 --30,959 ---- --50,705 --3,625 ---- --(8,404) ---- 3,154 8,209 118,253 10,607 55,994 116,992 1,012,178 103,797 Total cost of intangible assets 1,167,673 51,145 50,705 3,625 (16,479) 140,321 1,396,990 Accum. amort. of development costs Accum. amort of concessions, patents, licenses, brands & similar Accum. amort. of computer software Accum. amort. of currently marketed products Accum. amort. of other intangible assets Total accum. amort intangible assets Impairment of other intangible assets (57,830) (5,283) ---- 475 (129) (62,767) (21,418) (63,115) (76,911) (1,940) (1,026) (7,295) (32,251) (45,368) ---- ---- --50 ---- --6,142 ---- (700) (4,085) (13,254) (4,708) (23,144) (68,303) (122,416) (52,016) (221,214) (91,223) --50 6,617 (22,876) (328,646) (24) 41 ---- ---- 17 Carrying amount of intangible assets 946,435 (40,037) 50,705 3,675 (9,862) 117,445 1,068,361 (note 3(b)) This appendix forms an integral part of note 8 to the consolidated financial statements. 2 of 2

APPENDIX IV L GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2015 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at Business 31/12/2014 Additions combination Transfers Disposals differences 31/12/2015 Cost: Land and buildings Plant and machinery Under construction 305,268 1,150,832 208,534 228,802 146,228 157,352 --23 --55,604 65,308 (121,669) (12,279) (19,918) (100) 36,081 88,557 19,493 613,476 1,431,030 263,610 1,664,634 532,382 23 (757) (32,297) 144,131 2,308,116 Accumulated depreciation: Buildings (31,096) (10,477) ---- 316 (2,800) (44,057) Plant and machinery (482,610) (115,733) (7) 247 12,373 (30,639) (616,369) (513,706) (126,210) (7) 247 12,689 (33,439) (660,426) Impairment of other property, plant and equipment (3,146) (90) ---- --(52) (3,288) Carrying amount 1,147,782 406,082 16 (510) (19,608) 110,640 1,644,402 (note 3 (a)) This appendix forms an integral part of note 9 to the consolidated financial statements. 1 of 2

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at Business 31/12/2013 Additions combination Transfers Disposals differences 31/12/2014 Cost: Land and buildings Plant and machinery Under construction 209,663 920,871 109,865 27,866 83,538 129,643 47,619 35,979 2,914 3,596 46,078 (53,197) (11,368) (20,739) (9) 27,892 85,105 19,318 305,268 1,150,832 208,534 1,240,399 241,047 86,512 (3,523) (32,116) 132,315 1,664,634 Accumulated depreciation: Buildings (22,760) (7,021) --(3) 1,216 (2,528) (31,096) Plant and machinery (372,854) (91,228) (6,816) (149) 17,626 (29,189) (482,610) (395,614) (98,249) (6,816) (152) 18,842 (31,717) (513,706) Impairment of other property, plant and equipment (4,547) 2,263 (855) ---- (7) (3,146) Carrying amount 840,238 145,061 78,841 (3,675) (13,274) 100,591 1,147,782 (note 3 (b)) This appendix forms an integral part of note 9 to the consolidated financial statements. 2 of 2

APPENDIX V M GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2015 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2015: Projected profits net of taxes until 31/12/2015 Less, charge required to legal reserve 250,687 0 250,687 Estimated profits distributable for 2015 119,615 Interim dividend distributed Forecast cash for the period 23 October 2015 to 23 October 2016: Cash balances at 23 October 2015 Projected amounts collected Projected payments, including interim dividend 5,748 418,467 368,821 55,394 Projected cash balances at 23 October 2016 This appendix forms an integral part of note 15 to the consolidated financial statements.

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2014: Projected profits net of taxes until 31/12/2014 Less, charge required to legal reserve 211,556 0 211,556 Estimated profits distributable for 2014 85,944 Interim dividend distributed Forecast cash for the period 20 October 2014 to 20 October 2015: Cash balances at 20 October 2014 Projected amounts collected Projected payments, including interim dividend 67,048 508,971 383,137 192,882 Projected cash balances at 20 October 2015 This appendix forms an integral part of note 15 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Liquidity for Distribution of Interim Dividend 2014

(Expressed in thousands of Euros)

	Thousands of Euros
Forecast profits distributable for 2014:	
Projected profits net of taxes until 31/12/2014	211,556
Less, charge required to legal reserve	0
Estimated profits distributable for 2014	211,556
Interim dividend distributed	85,944
Forecast cash for the period 20 October 2014 to 20 October 2015:	
Cash balances at 20 October 2014	67,048
Projected amounts collected	508,971
Projected payments, including interim dividend	383,137
Projected cash balances at 20 October 2015	192,882

APPENDIX VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 December 2015

			Guarantor	Non- Guarantor	Consolidating
Assets	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/15
	(expressed in thousands of euros)

Non-current assets
Goodwill	0	0	1,237,901	24,134	2,270,324	3,532,359
Other intangible assets	11,085	69,773	1,011,007	39,391	30,316	1,161,572
Property, plant and equipment	83,612	65,552	1,277,288	201,351	16,599	1,644,402
Investments in Subsidiaries	1,686,413	65,977	3,788,746	45,517	(5,586,653)	0
Advances and notes between parent and associates	473,878	3,297,709	1,126,575	192,885	(5,066,047)	25,000
Investments in equity- accounted investees	0	0	0	0	76,728	76,728
Non-current financial assets	1,595	113	1,130	3,215	(665)	5,388
Deferred tax assets	8,058	0	33,275	35,456	(9,995)	66,794
Total non-current assets	2,264,641	3,499,124	8,475,922	541,949	(8,269,393)	6,512,243

Current assets
Inventories	4,195	1,113,103	223,284	238,347	(147,538)	1,431,391
Trade and other receivables
Trade receivables	46,014	595,321	924,864	669,317	(1,873,110)	362,406
Other receivables	9,791	2,295	17,480	41,470	(10,516)	60,520
Current income tax assets	18,032	103	40,422	1,909	(196)	60,270
Trade and other receivables	73,837	597,719	982,766	712,696	(1,883,822)	483,196

Advances and notes between parent and associates	32,165	17,186	8,401	26,932	(83,930)	754
Other current financial assets	88	0	0	452	0	540
Other current assets	5,131	3,017	16,724	17,895	(11,676)	31,091
Cash and cash equivalents	3,099	996,103	56,840	86,458	0	1,142,500
Total current assets	118,515	2,727,128	1,288,015	1,082,780	(2,126,966)	3,089,472

Total assets	2,383,156	6,226,252	9,763,937	1,624,729	(10,396,359)	9,601,715

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 December 2015

			Guarantor	Non- Guarantor	Consolidating
Equity and liabilities	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/15
	(expressed in thousands of euros)

Equity

Share capital	119,604	0	14,224	117,421	(131,645)	119,604
Share premium	910,728	56,505	1,793,469	144,018	(1,993,992)	910,728
Reserves	238,403	27,361	1,554,925	107,258	(556,886)	1,371,061
Treasury stock	(58,575)	0	0	(378)	378	(58,575)
Interim Dividend	(119,615)	(263,312)	0	0	263,312	(119,615)
Other stockholders’ contribution	0	0	1,811	476	(2,287)	0
Profit for the year attributable to the Parent	241,510	258,644	242,886	133,067	(343,962)	532,145
Total equity	1,332,055	79,198	3,607,315	501,862	(2,765,082)	2,755,348
Cash flow hedges	0	5,068	449	0	(2,188)	3,329
Other comprehensive income	3,399	0	0	(364)	0	3,035
Translation differences	0	58,212	867,802	19,893	(411,416)	534,491
Other comprehensive income	3,399	63,280	868,251	19,529	(413,604)	540,855
Equity attributable to the Parent	1,335,454	142,478	4,475,566	521,391	(3,178,686)	3,296,203
Non-controlling interests	0	0	0	0	5,187	5,187
Total equity	1,335,454	142,478	4,475,566	521,391	(3,173,499)	3,301,390

Liabilities

Grants	193	0	8,944	5,412	(1,429)	13,120
Provisions	0	0	635	4,345	0	4,980
Non-current financial liabilities	24,393	4,070,759	696,988	18,553	(213,039)	4,597,654
Advances and notes between parent and subsidiaries	887,717	1,347,204	2,932,632	(97,628)	(5,069,925)	0
Deferred tax liabilities	8,635	6,153	543,235	24,497	49,045	631,565
Total non-current liabilities	920,938	5,424,116	4,182,434	(44,821)	(5,235,348)	5,247,319

Current liabilities
Provisions	0	0	117,782	14,952	(9,685)	123,049
Current financial liabilities	31,568	94,830	100,205	35,911	(17)	262,497
Advances and notes between parent and subsidiaries	17,090	3,493	30,454	32,623	(83,660)	0
Debts with associates	443	0	0	0	0	443
Trade and other payables
Suppliers	47,143	551,530	710,734	986,325	(1,885,746)	409,986
Other payables	20,639	3,444	70,641	11,447	0	106,171
Current income tax liabilities	0	5,473	0	8,611	2,112	16,196
Total trade and other payables	67,782	560,447	781,375	1,006,383	(1,883,634)	532,353
Other current liabilities	9,881	888	76,121	58,290	(10,516)	134,664
Total current liabilities	126,764	659,658	1,105,937	1,148,159	(1,987,512)	1,053,006
Total liabilities	1,047,702	6,083,774	5,288,371	1,103,338	(7,222,860)	6,300,325

Total equity and liabilities	2,383,156	6,226,252	9,763,937	1,624,729	(10,396,359)	9,601,715

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

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2015

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Continuing Operations
Net revenue	102,942	2,580,371	2,927,826	3,889,952	(5,566,528)	3,934,563
Cost of sales	(25,833)	(1,870,731)	(2,035,195)	(3,152,501)	5,080,695	(2,003,565)
Gross Profit	77,109	709,640	892,631	737,451	(485,833)	1,930,998
Research and Development	(7,479)	(125,614)	(142,601)	(39,446)	90,947	(224,193)
Sales, General and Administration expenses	(123,032)	(248,568)	(276,880)	(506,443)	418,488	(736,435)
Operating Expenses	(130,511)	(374,182)	(419,481)	(545,889)	509,435	(960,628)
Operating Results	(53,402)	335,458	473,150	191,562	23,602	970,370
Finance income	16,310	174,353	55,550	9,713	(250,085)	5,841
Finance expenses	(44,242)	(203,935)	(177,033)	(24,842)	209,717	(240,335)
Change in fair value of financial instruments	—	3,925	—	—	(29,131)	(25,206)
Impairment and gains /(losses) on disposal of financial instruments	70	823	(3,645)	(225)	2,977	—
Exchange losses	(18,403)	(15,189)	19,957	1,353	142	(12,140)
Dividends	313,092	—	—	110	(313,202)	—
Finance result	266,827	(40,023)	(105,171)	(13,891)	(379,582)	(271,840)
Share of losses of equity accounted investees	—	—	—	—	(8,280)	(8,280)
Profit before income tax from continuing operations	213,425	295,435	367,979	177,671	(364,260)	690,250
Income tax expense	28,085	(36,791)	(125,093)	(44,604)	19,594	(158,809)
Profit after income tax from continuing operations	241,510	258,644	242,886	133,067	(344,666)	531,441
Consolidated profit for the period	241,510	258,644	242,886	133,067	(344,666)	531,441
Profit attributable to the Parent	241,509	258,644	242,886	133,068	(343,962)	532,145
Loss attributable to non-controlling interest	—	—	—	—	(704)	(704)

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A.  AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2014

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Continuing Operations
Net revenue	90,616	2,096,938	2,940,867	3,119,906	(4,892,943)	3,355,384
Cost of sales	(6,986)	(1,352,604)	(2,061,558)	(2,501,496)	4,266,474	(1,656,170)
Gross Profit	83,630	744,334	879,309	618,410	(626,469)	1,699,214
Research and Development	(6,384)	(99,519)	(147,414)	(36,118)	108,682	(180,753)
Sales, General and Administration expenses	(122,008)	(244,353)	(297,702)	(450,218)	453,509	(660,772)
Operating Expenses	(128,392)	(343,872)	(445,116)	(486,336)	562,191	(841,525)
Operating Results	(44,762)	400,462	434,193	132,074	(64,278)	857,689
Finance income	13,356	131,455	4,560	1,951	(148,253)	3,069
Finance expenses	(54,151)	(140,897)	(386,758)	(16,141)	372,912	(225,035)
Change in fair value of financial instruments	2,250	(13,476)	(18,608)	0	8,850	(20,984)
Impairment and gains /(losses) on disposal of financial instruments	3,555	(16,393)	(4,961)	(1,444)	19,238	(5)
Exchange losses	(16,982)	(27,209)	18,774	2,137	4,808	(18,472)
Dividends	271,685	0	0	12	(271,697)	0
Finance result	219,713	(66,520)	(386,993)	(13,485)	(14,142)	(261,427)
Share of losses of equity accounted investees	0	0	0	0	(6,582)	(6,582)
Profit before income tax from continuing operations	174,951	333,942	47,200	118,589	(85,002)	589,680
Income tax expense	27,709	(44,246)	(6,545)	(30,231)	(69,284)	(122,597)
Profit after income tax from continuing operations	202,660	289,696	40,655	88,358	(154,286)	467,083
Consolidated profit for the period	202,660	289,696	40,655	88,358	(154,286)	467,083
Profit attributable to the Parent	202,660	289,696	40,655	88,358	(151,116)	470,253
Loss attributable to non-controlling interest	0	0	0	0	(3,170)	(3,170)

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

This appendix forms an integral part of note 33 to the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the year ended 31 December 2015

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)
Cash flows from operating activities
Profit before tax	213,425	295,435	367,979	177,671	(364,260)	690,250
Adjustments for:	(273,323)	(73,936)	363,967	45,991	397,865	460,564
Amortisation and depreciation	10,198	8,443	132,491	36,170	2,453	189,755
Other adjustments:	(283,521)	(82,379)	231,476	9,821	395,412	270,809
(Profit)/ losses on equity accounted investments	—	—	—	—	8,280	8,280
Impairment of assets and net provision charges	(86)	(17,886)	3,453	(1,522)	15,477	(564)
(Profit) / losses on disposal of fixed assets	355	6	5,183	1,177	—	6,721
Government grants taken to income	(14)	—	(682)	(1,291)	133	(1,854)
Finance cost / (income)	(283,776)	24,412	122,663	10,188	382,642	256,129
Other adjustments	—	(88,911)	100,859	1,269	(11,120)	2,097
Changes in operating assets and liabilities	(4,306)	(105,499)	(71,805)	101,161	3,391	(77,058)
Change in inventories	(470)	(204,639)	160,018	(42,168)	(33,382)	(120,641)
Change in trade and other receivables	(17,531)	(272,428)	(8,035)	(96,631)	539,030	144,405
Change in current financial assets and other current assets	(125)	(1,941)	(1,456)	(13,718)	11,675	(5,565)
Change in current trade and other payables	13,820	373,509	(222,332)	253,678	(513,932)	(95,257)
Other cash flows from operating activities	294,917	(87,327)	(195,094)	(29,795)	(313,679)	(330,978)
Interest paid	(45,155)	(184,188)	(178,990)	(20,743)	257,696	(171,380)
Interest recovered	17,471	176,272	59,996	8,751	(258,174)	4,316
Dividends received	313,091	—	—	110	(313,201)	—
Income tax (paid) / received	9,510	(79,411)	(76,100)	(17,913)	—	(163,914)
Net cash from operating activities	230,713	28,673	465,047	295,028	(276,683)	742,778
Cash flows from investing activities
Payments for investments	(75,088)	(109,096)	(460,796)	(64,947)	62,510	(647,417)
Group companies and business units	(55,432)	(39,222)	(5,500)	25,950	15,595	(58,609)
Property, plant and equipment and intangible assets	(22,742)	(44,535)	(455,592)	(90,400)	46,249	(567,020)
Property, plant and equipment	(14,751)	(25,283)	(444,340)	(80,826)	42,613	(522,587)
Intangible assets	(7,991)	(19,252)	(11,252)	(9,574)	3,636	(44,433)
Other financial assets	3,086	(25,339)	296	(497)	666	(21,788)
Proceeds from the sale of investments	12,000	(1)	58,054	3,614	(59,360)	14,307
Property, plant and equipment	12,000	(1)	58,054	3,614	(59,360)	14,307
Net cash used in investing activities	(63,088)	(109,097)	(402,742)	(61,333)	3,150	(633,110)
Cash flows from financing activities
Proceeds from and payments for equity instruments	12,695	—	—	14,460	(14,460)	12,695
Issue	—	—	—	14,460	(14,460)	—
Acquisition of Owns Shares	(58,457)	—	—	—	—	(58,457)
Disposal of Own Shares	71,152	—	—	—	—	71,152
Proceeds from and payments for financial liability instruments	16,046	388,019	(109,505)	(240,509)	(25,098)	28,953
Issue	7,328	(507,513)	679,023	(152)	—	178,686
Redemption and repayment	(6,027)	(53,018)	(75,382)	(15,306)	—	(149,733)
Debts with group companies	14,745	948,550	(713,146)	(225,051)	(25,098)	—
Dividends and interest on other equity instruments	(216,772)	(290,942)	—	(22,149)	313,091	(216,772)
Dividends paid	(221,772)	(290,942)	—	(22,149)	313,091	(221,772)
Dividends received	5,000	—	—	—	—	5,000
Other cash flows from / (used in) financing activities	—	—	11,631	5,455	—	17,086
Other amounts received from / (used in) financing activities	—	—	11,631	5,455	—	17,086
Net cash from / (used in) financing activities	(188,031)	97,077	(97,874)	(242,743)	273,533	(158,038)
Effect of exchange rate fluctuations on cash	—	101,164	8,665	1,895	—	111,724
Net increase / (decrease) in cash and cash equivalents	(20,406)	117,817	(26,904)	(7,153)	—	63,354
Cash and cash equivalents at beginning of the period	23,505	878,286	83,744	93,611	—	1,079,146
Cash and cash equivalents at end of period	3,099	996,103	56,840	86,458	—	1,142,500

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