Form 20-F
period 2016-12-31
Grifols SA
filed 2017-04-04
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

426,129,798 Class A Shares

261,425,110 Class B Shares

GRIFOLS, S.A.

PART III		132

Item 17.	FINANCIAL STATEMENTS	132

Item 18.	FINANCIAL STATEMENTS	132

Item 19.	EXHIBITS	132

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

All references in this annual report on Form 20-F to (i) “euro”, “€” or “EUR” are to the common currency of the European Union and (ii) “U.S. dollar”, “$” or “USD” are to the currency of the United States.

All tabular disclosures are presented in thousands of euro except share and per share amounts, percentages and as otherwise indicated.  Certain monetary amounts and other figures included in this annual report on Form 20-F have been subject to rounding adjustments.  Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Constant Currency

Net revenue variance and financial result in constant currency are determined by comparing adjusted current period figures, calculated using prior period monthly average exchange rates, to the prior period net revenue and financial result. The resulting percentage variance in constant currency is considered to be a non-IFRS-IASB financial measure. Net revenue and financial result variance in constant currency calculates net revenue variance and financial result without the impact of foreign exchange fluctuations. We believe that constant currency variance is an important measure of our operations because it neutralizes foreign exchange impact and illustrates the underlying change from one year to the next. We believe that this presentation provides a useful period-over-period comparison as changes due solely to changes in exchange rates are eliminated. Net revenue variance and financial result in constant currency, as defined and presented by us, may not be comparable to similar measures reported by other companies. Net revenue variance and financial result in constant currency has limitations, particularly because the currency effects that are eliminated constitute a significant element of our net revenue and expenses and could impact our performance significantly. We do not evaluate our results and performance without considering variances in constant currency on the one hand and changes prepared in accordance with IFRS-IASB on the other. We caution you to follow a similar approach by considering data regarding constant currency period-over-period revenue variance only in  addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with IFRS-IASB. We present the fluctuation derived from IFRS-IASB net revenue next to the fluctuation derived from non IFRS-IASB net revenue.

See below for a reconciliation of reported net revenues to net revenues in constant currency:

	2016	2015	% Var		2015	2014	% Var
	(in millions of euros)				(in millions of euros)
Reported Net Revenues	4,049.8	3,934.6	2.9%	Reported Net Revenues	3,934.6	3,355.4	17.3%
Variation due to exchange rate effects	5.2			Variation due to exchange rate effects	(493.8)
Constant Currency Net Revenues	4,055.0	3,934.6	3.1%	Constant Currency Net Revenues	3,440.8	3,355.4	2.5%

See below for a reconciliation of reported financial result to financial result in constant currency:

i

	2016	2015	% Var		2015	2014	% Var
	(in millions of euros)				(in millions of euros)
Reported Financial Result	233.6	271.8	(14.1)%	Reported Financial Result	271.8	261.4	4.0%
Variation due to exchange rate effects	18.9			Variation due to exchange rate effects	(32.6)
Constant Currency Net Revenues	252.5	271.8	(7.1)%	Constant Currency Net Revenues	239.2	261.4	(9.0)%

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this annual report on Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management.  These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties.  Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the Marketing Research Bureau, or the MRB.  You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

Risks Relating to Our Business:

•                  the complexity of our manufacturing processes and the susceptibility of our biological intermediates to contamination;

•                  our need to continually monitor our products for possible unexpected side effects;

•                  our ability to adhere to government regulations so that we may continue to manufacture and distribute our products;

•                  the impact of disruptions in our supply of plasma or in the operations of our plasma collection centers;

•                  the impact of competing products and pricing and the actions of competitors;

•                  the impact of product liability claims on our business;

•                  our reliance on a plasma supply free of transmittable disease;

•                  interest rates and availability and cost of financing opportunities;

•                  the impact of interest rate fluctuations;

•                  unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;

•                  reliance on third parties for manufacturing of products and provision of services;

ii

•                  our ability to commercialize products in development;

•                  our ability to protect our intellectual property rights.

Risks Relating to the Healthcare Industry:

•                  recently enacted U.S. healthcare legislation, new legislation, regulatory action or legal proceedings affecting, among other things, the U.S. healthcare system, pharmaceutical pricing and reimbursement, including Medicaid, Medicare and the Public Health Service Program;

•                  legislation or regulations in markets outside of the United States affecting product pricing, reimbursement, access, or distribution channels;

•                  changes in legal requirements affecting the industries in which we operate; and

•                  other factors that are set forth below under the section entitled “Risk Factors”.

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

iii

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

Item 3.                                                         KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Information

The following is a summary of our historical consolidated financial data for the periods ended and as of the dates indicated below.  You are encouraged to read this information together with Item 5 of this Part I, “Operating and Financial Review and Prospects,” and our audited consolidated financial statements and the accompanying notes included in this annual report on Form 20-F.

The following tables present our consolidated financial data for the periods and as of the dates indicated.  Our consolidated balance sheet data as of December 31, 2016 and 2015 and our consolidated statement of profit or loss data for the years ended December 31, 2016, 2015 and 2014 is derived from our audited consolidated financial statements for those years, which are included in this annual report on Form 20-F. Our consolidated balance sheet data as of December 31, 2014, 2013 and 2012 and our consolidated statement of profit or loss data for the years ended December 31, 2013 and 2012 is derived from our consolidated financial statements for those years, which are not included in this Form 20-F.

	As of December 31,
Consolidated Balance Sheet Data	2016	2015	2014	2013	2012
	(in thousands of euros)
ASSETS
Goodwill	3,643,995	3,532,359	3,174,732	1,829,141	1,869,899
Other intangible assets	1,195,302	1,161,572	1,068,361	946,435	969,095
Property, plant and equipment	1,809,852	1,644,402	1,147,782	840,238	810,107
Investments in equity accounted investees	201,345	76,728	54,296	35,765	2,566
Non-current financial assets	89,545	30,388	9,011	15,196	16,526
Deferred tax assets	67,219	66,794	82,445	34,601	24,717
Total non-current assets	7,007,258	6,512,243	5,536,627	3,701,376	3,692,910

	As of December 31,
Consolidated Balance Sheet Data	2016	2015	2014	2013	2012
	(in thousands of euros)
Inventories	1,642,931	1,431,391	1,194,057	946,913	998,644
Trade and other receivables
Trade receivables	413,656	362,406	500,785	385,537	366,022
Other receivables	42,299	60,520	35,370	36,511	43,833
Current income tax assets	77,713	60,270	79,593	43,533	37,318
Trade and other receivables	533,668	483,196	615,748	465,581	447,173
Other current financial assets	2,582	1,294	502	1,200	460
Other current assets	48,324	31,091	23,669	17,189	14,960
Cash and cash equivalents	895,009	1,142,500	1,079,146	708,777	473,327
Total current assets	3,122,514	3,089,472	2,913,122	2,139,660	1,934,564
Total Assets	10,129,772	9,601,715	8,449,749	5,841,036	5,627,474
EQUITY AND LIABILITIES
Share capital	119,604	119,604	119,604	119,604	117,882
Share premium	910,728	910,728	910,728	910,728	890,355
Reserves	1,694,245	1,371,061	1,088,337	883,415	620,144
Treasury stock	(68,710)	(58,575)	(69,252)	0	(3,060)
Interim dividend	(122,908)	(119,615)	(85,944)	(68,755)	0
Profit for the year attributable to the Parent	545,456	532,145	470,253	345,551	256,686
Total Share Capital and Accumulated Results	3,078,415	2,755,348	2,433,726	2,190,543	1,882,007
Available for sale financial assets	(5,219)	—	—	—	—
Cash flow hedges	—	3,329	(15,811)	(25,791)	(33,036)
Other	(642)	3,035	(406)	—	—
Translation differences	648,927	534,491	240,614	(63,490)	27,797
Other comprehensive expenses	643,066	540,855	224,397	(89,281)	(5,239)
Equity attributable to the Parent	3,721,481	3,296,203	2,658,123	2,101,262	1,876,768
Non-controlling interests	6,497	5,187	4,765	5,942	3,973
Total Equity	3,727,978	3,301,390	2,662,888	2,107,204	1,880,741
LIABILITIES
Grants	12,196	13,120	6,781	7,034	5,855
Provisions	5,118	4,980	6,953	4,202	3,348
Non-current financial liabilities	4,712,071	4,597,654	4,154,630	2,553,211	2,690,819
Deferred tax liabilities	600,646	631,565	538,786	454,089	453,846
Total non-current liabilities	5,330,031	5,247,319	4,707,150	3,018,536	3,153,868
Provisions	89,588	123,049	115,985	51,459	55,139
Current financial liabilities	230,065	262,497	194,726	258,144	195,578
Debts with associates	—	443	3,059	2,683	2,668
Trade and other payables
Suppliers	461,073	409,986	439,631	273,621	228,405
Other payables	142,894	106,171	90,965	42,388	27,357
Current income tax liabilities	7,957	16,196	87,462	2,934	5,679
Total trade and other payables	611,924	532,353	618,058	318,943	261,441
Other current liabilities	140,186	134,664	147,883	84,067	78,039
Total current liabilities	1,071,763	1,053,006	1,079,711	715,296	592,865
Total Liabilities	6,401,794	6,300,325	5,786,861	3,733,832	3,746,733
Total Equity and Liabilities	10,129,772	9,601,715	8,449,749	5,841,036	5,627,474

	For the Year Ended December 31,
Consolidated Statement of Profit or Loss Data	2016	2015	2014	2013	2012
	(in thousands of euros, except per share data)
Continuing Operations
Net revenue	4,049,830	3,934,563	3,355,384	2,741,732	2,620,944
Cost of sales	(2,137,539)	(2,003,565)	(1,656,170)	(1,323,880)	(1,291,345)
Gross Profit	1,912,291	1,930,998	1,699,214	1,417,852	1,329,599
Research and development	(197,617)	(224,193)	(180,753)	(123,271)	(124,443)
Selling, general and administration expenses	(775,266)	(736,435)	(660,772)	(558,461)	(545,072)
Operating Expenses	(972,883)	(960,628)	(841,525)	(681,732)	(669,515)
Operating Result	939,408	970,370	857,689	736,120	660,084
Finance income	9,934	5,841	3,069	4,869	1,677
Finance costs	(244,829)	(240,335)	(225,035)	(239,991)	(284,117)
Change in fair value of financial instruments	(7,610)	(25,206)	(20,984)	(1,786)	13,013
Impairment and gains/(losses) on disposal of financial instruments	—	—	(5)	792	2,107
Exchange differences	8,916	(12,140)	(18,472)	(1,303)	(3,409)
Finance result	(233,589)	(271,840)	(261,427)	(237,419)	(270,729)
Share of (losses) of equity accounted investees	6,933	(8,280)	(6,582)	(1,165)	(1,407)
Profit before income tax from continuing operations	712,752	690,250	589,680	497,536	387,948
Income tax expense	(168,209)	(158,809)	(122,597)	(155,482)	(132,571)
Profit after income tax from continuing operations	544,543	531,441	467,083	342,054	255,377
Consolidated profit for the year	544,543	531,441	467,083	342,054	255,377
Profit attributable to the Parent	545,456	532,145	470,253	345,551	256,686
(Loss) attributable to non-controlling interests	(913)	(704)	(3,170)	(3,497)	(1,309)
Basic earnings per ordinary share(1)	0.80	0.78	0.69	0.51	0.75
Average number of shares(1)	683,225,815	683,549,316	685,344,936	681,010,595	342,701,194
Basic earnings per ordinary share from continuing operations(1)	0.80	0.78	0.69	0.51	0.75
Cash dividend per ordinary share (2)	0.31	0.65	0.45	0.20	—
Cash dividend per preference share (2)	0.32	0.66	0.46	0.21	—

(1)           On January 4, 2016, the share split approved on December 3, 2015, by the Company’s board of directors became effective. As a result of the share split, the nominal value of the new Class A shares becomes €0.25 per share (previously €0.50 per share), while the nominal value of the new Class B shares becomes €0.05 per share (previously €0.10 per share). In line with the audited financial statements included herein, average weighted number of ordinary shares and basic earnings per ordinary share for 2016 and 2015, have been calculated taking the split into consideration and comparative data for 2014 and 2013 has been modified accordingly. Consequently, the data for 2012 is not comparable.

(2)           Cash dividends for 2016 are not comparable to prior years due to the share split effect explained in note (1) above.

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2016	2015	2014	2013	2012
	(in thousands of euros)
Consolidated profit for the year	544,543	531,441	467,083	342,054	255,377
Other comprehensive expenses
Items for reclassification to profit or loss
Translation differences	103,833	290,635	303,077	(91,610)	(31,016)
Translation differences / Cash Flow Hedge	(6,809)	—	—	—	—
Available for sale financial Assets	(5,219)	—	—	—	—
Equity accounted investees(1)	10,671	2,673	1,287	(359)	0
Cash flow hedges — effective part of changes in fair value	14,501	55,305	34,556	22,943	(25,140)
Cash flow hedges — amounts taken to profit and loss	(7,426)	(25,206)	(20,711)	(11,471)	6,300
Other comprehensive income	(4,810)	4,575	(406)	—	—
Tax effect	(2,462)	(12,093)	(3,865)	(4,227)	6,988

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2016	2015	2014	2013	2012
	(in thousands of euros)
Other comprehensive income/(loss) for the year, after tax	102,279	315,889	313,938	(84,724)	(42,868)
Total comprehensive income for the year	646,822	847,330	781,021	257,330	212,509
Total comprehensive income attributable to the Parent	647,667	848,603	783,931	261,509	213,831
Total comprehensive income/(expense) attributable to non-controlling interests	(845)	(1,273)	(2,910)	(4,179)	(1,322)

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

As used in this annual report on Form 20-F, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.  The Noon Buying Rate for the euro on March 24, 2017 was $1.0806 = €1.00.  The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro.  Amounts are expressed in U.S. dollars per €1.00.

Annual Data (Year Ended December 31,)	Period End ($)	Average Rate ($) (1)	High ($)	Low ($)
2012	1.3186	1.2902	1.3463	1.2062
2013	1.3766	1.3281	1.3816	1.2774
2014	1.2098	1.3285	1.3934	1.2098
2015	1.0859	1.1100	1.2101	1.0524
2016	1.0552	1.1072	1.1516	1.0375

Source:  Federal Reserve Bank of New York

(1)           The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Recent Monthly Data	High ($)	Low ($)
September 2016	1.1271	1.1158
October 2016	1.1212	1.0866
November 2016	1.1121	1.0560
December 2016	1.0758	1.0375
January 2017	1.0794	1.0416
February 2017	1.0802	1.0551
March 2017 (through March 24, 2017)	1.0810	1.0514

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

We have a significant amount of indebtedness. As of December 31, 2016, our current and non-current financial liabilities were €4.9 billion, of which a substantial majority (€4.7 billion) was long-term debt.

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

We expect to use cash flow from operations to pay our expenses and amounts due under our outstanding indebtedness.  Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control.  Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs.  If we do not have enough money, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money.  We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all.  In addition, the terms of existing or future debt agreements, may restrict us from adopting any of these alternatives.  The failure to generate sufficient cash flow or to achieve any of these alternatives could materially and adversely affect our business, results of operations and financial condition.

Despite our substantial indebtedness, we may still incur significantly more debt.  This could exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future.  Our business is capital intensive, and we regularly seek additional capital.  Although the indenture governing the Existing Notes (as defined herein), the New Credit Facilities (as defined herein) and the European Investment Bank Term Loan (as defined herein) contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions, including secured debt, could be substantial.  Adding additional debt, including under the New Credit Facilities, to current debt levels could exacerbate the leverage related risks described above.  For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources — Sources of Credit.”

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

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the New Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.  We may need to refinance all or a portion of our indebtedness on or before the maturity of such indebtedness.  We cannot assure you that we will be able to refinance any of our indebtedness, including the New Credit Facilities, our Existing Notes and the European Investment Bank Term Loan, on commercially reasonable terms or at all.

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

A breach of any of these covenants could result in a default under our New Credit Facilities, our Existing Notes and/or the European Investment Bank Term Loan.  Upon the occurrence of an event of default under the New Credit Facilities and the European Investment Bank Term Loan, the lenders could elect to declare all amounts outstanding under the New Credit Facilities and the European Investment Bank Term Loan to be immediately due and payable and terminate all commitments to extend further credit.  If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness.  We have pledged a significant portion of our assets as collateral under the New Credit Facilities.  If the lenders under the New Credit Facilities or the European Investment Bank Term Loan accelerate the repayment of borrowings, we may not have sufficient assets to repay the New Credit Facilities, the European Investment Bank Term Loan and our other indebtedness, including our Existing Notes and the European Investment Bank Term Loan.  Our borrowings under the New Credit Facilities are at variable rates of interest and expose us to interest rate risk.  If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

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

We are a foreign private issuer under the rules and regulations of the Securities and Exchange Commission and, thus, are exempt from a number of rules under the Securities Exchange Act of 1934 and are permitted to file less information with the Securities and Exchange Commission than a company incorporated in the United States.

As a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations.  Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; we are not required to file financial statements prepared in accordance with United States generally accepted accounting principles; and we are not required to comply with SEC Regulation FD, which imposes certain restrictions on the selective disclosure of material information.  In addition, our officers, directors and principal shareholders are not subject to the reporting or short-swing profit recovery provisions of Section 16 of the Exchange Act or the rules under the Exchange Act with respect to their purchases and sales of our Class A shares or Class B shares.  Accordingly, you may receive less information about us than you would receive about a company incorporated in the United States and may be afforded less protection under the U.S. federal securities laws than you would be afforded with respect to a company incorporated in the United States.  If we lose our status as a foreign private issuer at some future time, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the United States.  The costs incurred in fulfilling these additional regulatory requirements could be substantial.

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

Our Class A shares and Class B shares are listed on the Spanish Stock Exchanges and quoted on SIBE in euros.  In addition, our Class B shares are traded in the United States on the NASDAQ Global Select Market in the form of ADSs, evidenced by American Depositary Receipts, or ADRs, in U.S. dollars.  Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our shares, which may result in heavy trading by investors seeking to exploit such differences.  This may increase the volatility of, and have an adverse effect on, the price of our shares or ADSs.

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

We are a company organized under the laws of Spain, and many of our subsidiaries are also incorporated outside of the United States.  A substantial portion of our assets and the assets of our subsidiaries are located outside of the United States.  In addition, nearly all of our directors and officers and certain of our subsidiaries’ officers and directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon us, certain of our subsidiaries or their directors or officers with respect to matters arising under the Securities Act or to enforce against them judgments of courts of the United States predicated upon civil liability under the Securities Act.  It may also be difficult to recover fully in the United States on any judgment rendered against such persons or against us or certain of our subsidiaries.

In addition, there is doubt as to the enforceability in Spain of original actions, or of actions for enforcement of judgments of U.S. courts of liabilities, predicated solely upon the securities laws of the United States.  If a judgment was obtained outside Spain and efforts were made to enforce the judgment in Spain, there is some doubt that Spanish courts would agree to recognize and enforce a foreign judgment.  Accordingly, even if you obtain a favorable judgment in a U.S. court, you may be required to re-litigate your claim in Spain.

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

As for all pharmaceutical products, the use of our products sometimes produces undesirable side effects or adverse reactions or events (collectively, “adverse events”).  For the most part, these adverse events are known, are expected to occur at some frequency and are described in the products’ labeling.  Known adverse events of a number of our products include allergic or anaphylactic reactions including shock and the transmission of infective agents.  Further, the use of certain products sometimes produces additional adverse events, which are detailed below.

•                                          The use of Albumin sometimes produces the following adverse events:  hypervolemia, circulatory overload, pulmonary edema, hyperhydration and allergic manifestations including urticaria, chills, fever and changes in respiration, pulse and blood pressure.

•                                          The use of blood clotting Factor IX sometimes produces the following adverse events:  the induction of neutralizing antibodies; thromboembolism, including myocardial infarction; disseminated intravascular coagulation; venous thrombosis and pulmonary embolism; and in the case of treatment for immune tolerance induction, nephrotic syndrome.

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

•                                          The use of Koate®-DVI, which we license exclusively in the United States to Kedrion S.p.A, a corporation organized under the laws of Italy, sometimes produces the following adverse events:  allergic reactions, tingling in the arm, ear and face, blurred vision, headache, nausea, stomach ache and a jittery feeling.

•                                          The use of Prolastin® or its successor in the United States and Canada, Prolastin®-C, alpha-1 proteinase inhibitor, or A1PI, sometimes produces the following adverse events:  dyspnea, tachycardia, rash, chest pain, chills, influenza-like symptoms, hypersensitivity, hypotension and hypertension.

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

The manufacturing processes for our products are governed by detailed written procedures and governmental regulations that set forth cGMP requirements for blood, blood products and other products.  Our quality operations unit monitors compliance with these procedures and regulations, and the conformance of materials, manufacturing intermediates and final products to their specifications.  Failure to adhere to established procedures or regulations, or to meet a specification, could require that a product or material be rejected and destroyed.

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

For example, we finished the construction of a new fractionation plant at our facility, located at Parets del Vallès, near Barcelona, Spain, or the Parets facility, in 2014. The new Parets fractionation plant was approved by the FDA in 2014.  In 2014, we also completed construction and received FDA approval of a new fractionation plant at our Clayton, North Carolina plasma fractionation and manufacturing facility, which we refer to as our Clayton facility. Our immunoglobulin purification facility located in Los Angeles, California, which we refer to as our Los Angeles facility,  was completed and approved by the FDA in the fourth quarter of 2014 and started operations in 2015. We are also in the process of constructing a new, upgraded facility to assume production of the intermediate immunoassay antigen and antibody products now manufactured at our facility in Emeryville, California, or our Emeryville facility. To validate our manufacturing processes and procedures following completion of our upgraded facilities, we must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at our other facilities.  To provide such a comparative analysis, both the existing processes and the processes that we expect to be implemented at our upgraded facilities must comply with the regulatory standards prevailing at the time that our expected upgrade is completed. In addition, regulatory requirements, including cGMP regulations, continually evolve.  Failure to adjust our operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

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

The majority of our revenue depends on our access to U.S. source plasma (plasma obtained through plasmapheresis), the principal raw material for our plasma derivative products.  Our ability to increase revenue depends substantially on increased access to plasma.  If we are unable to obtain sufficient quantities of source plasma, we may be unable to find an alternative cost-effective source of plasma and we would be limited in our ability to maintain current manufacturing levels of plasma derivative products.  As a result, we could experience a substantial decrease in net revenues or profit margins, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production growth plans.

Our current business plan envisages an increase in the production of plasma derivative products, which depends on our ability to increase plasma collections or improve product yield.  The ability to increase plasma collections may be limited, our supply of plasma could be disrupted or the cost of plasma could increase substantially, as a result of numerous factors, including:

•                                          A reduction in the donor pool.  Regulators in most of the largest markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products.  For example, the appearance of the variant Creutzfeldt Jakob, or mad cow, disease, resulted in the suspension of the use of plasma collected from U.K. residents and concern over the safety of blood products, which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool, significantly reducing the potential donor pool.  The appearance of new viral strains could further reduce the potential donor pool.  Also, improvements in socioeconomic conditions in the areas in which our and our suppliers’ plasma collection centers are located could reduce the attractiveness of financial incentives for potential donors, resulting in increased fees paid to donors or a reduction in the number of donors.

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

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be licensed and approved by the regulatory authorities, such as the FDA and the EMA, of those countries in which we sell our products.  When a new plasma collection center is opened and on an ongoing basis after its approval, it must be inspected by the FDA and the EMA for compliance with cGMP and other regulatory requirements, and these regulatory requirements are subject to change.  For example, on May 22, 2015, the FDA issued a final rule addressing the collection of blood components, such as plasma, intended for transfusion or further manufacturing use, including requirements with respect to donor education, donor history and donor testing.  The final rule became effective on May 23, 2016.  While we believe that our centers will timely adopt the new regulations, which generally reflect our current approaches, the compliance efforts may increase our costs. An unsatisfactory inspection could prevent a new center from being approved for operation or risk the suspension or revocation of an existing approval.

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

We have historically derived a significant portion of our net revenues from our immunoglobulin products, including our IVIG products.  In 2016, our IVIG products accounted for approximately 39% of our net revenues.  If any of these IVIG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue.  Similarly, if either Flebogamma® or Gamunex®-C/Gamunex® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected.  Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

We face significant competition.

We face significant competition.  Shire, Biotest, CSL Behring, Kedrion, Octapharma and BPL now have a 10% liquid IVIG product in the United States.  Both Octapharma and Bio Products Laboratory have launched 5% liquid IVIG products.  As competition has increased, some of our competitors have discounted the price of IVIG products as many customers have become increasingly price sensitive with respect to IVIG products.  If customers demand lower priced products, we may lose sales or be forced to lower our prices.

In 2015, the European Commission granted marketing authorization for CSL’s Respreeza® in all European Union member states. This product is a more concentrated intravenous formulation than the one we offer in Europe.  Another competitor offers an inhaled formula and submitted a Marketing Authorization Application with the EMA at the beginning of 2016 and is in Phase II/III clinical trials in the United States. Our current and future competitors may increase their sales, lower their prices, change their distribution model or improve their products, causing harm to our product sales and market share.  Also, if the attrition rate of our A1PI patient base accelerates faster than we have forecast, we would have fewer patients and lower sales volume.

Other new treatments, such as small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used.  Recombinant Factor VIII and Factor IX products, which are currently available and widely used in the United States and Europe, compete with our plasma-derived product in the treatment of hemophilia A and B and are perceived by many to have lower risks of disease transmission.  Additional recombinant products and new small molecules, some with extended half-lives, could compete with our products and reduce the demand for our products.  At the end of 2016, Kamada announced the BLA submission of its  rabies product to compete with our rabies hyperimmune product in the United States.  In February 2009, GTC Biotherapeutics obtained FDA approval of a competitive antithrombin III, or ATIII, a product derived from the milk of transgenic goats for the treatment of hereditary antithrombin deficiency.  This product now directly competes with our product, Thrombate® III, which had previously been the only FDA-approved ATIII product.  In addition, alternatives exist for Albumin in its application as a plasma volume expander.  If an increased use of alternative products for Factor VIII, Factor IX or Albumin makes it uneconomical to produce our plasma-derived products, or if further technological advances improve these products or create other competitive alternatives to our plasma derivative products, our financial condition and results of operations could be materially adversely affected.

We do not currently sell any recombinant products.  We have recombinant versions of A1PI and plasmin in our pipeline, but we cannot be certain that any of these products will ever be approved or commercialized.  As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

The introduction of products approved for alternative routes of administration, including the subcutaneous route of administration, may also adversely affect sales of our products. For example, CSL and Shire introduced a preparation of human immunoglobulin at a 20% concentration for the treatment of people who need replacement of antibodies and Shire has an immune globulin with a recombinant human hyaluronidase indicated for the treatment of Primary Immunodeficiency (PI) in adults. According to the MRB, the global market for subcutaneous products is relatively small. Our 10% Gamunex® has the FDA approval to be administered intravenously or subcutaneously and we are working on a 20% concentration product to be administered in both ways.

We face competition from companies with greater financial resources.

We operate in highly competitive markets.  Our principal competitors include Shire, CSL Behring and Octapharma.  Some of our competitors have significantly greater financial resources than us.  As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business.  These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services.  The development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net revenues or a decrease in our profit margins.

Technological changes in the production of plasma derivative and diagnostic products could render our production process uneconomical.

Technological advances have accelerated changes in recent years. Future technological developments could render our production processes uneconomical and may require us to invest substantial amounts of capital to upgrade our facilities. Such investments could have a material adverse effect on our financial condition and results of operations. In addition, we may not be able to fund such investment from existing funds or raise sufficient capital to make such investments.

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

Our business exposes us to the risk of product liability claims. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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

Our ability to continue to produce safe and effective plasma derivative products depends on a plasma supply free of transmittable diseases.

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

We are highly dependent on the principal members of our executive and scientific teams.  The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives.  In particular, we believe the loss of the services of any of Raimon Grifols Roura, Víctor Grifols Deu, Ramón Riera Roca, Alfredo Arroyo Guerra, Carlos Roura Fernández, Vicente Blanquer Torre, Mateo Florencio Borrás Humbert, Montserrat Lloveras Calvo, David Ian Bell, Gregory Gene Rich, Shinji Wada, Francisco Javier Jorba Ribes, Nuria Pascual Lapeña, Lafmin Morgan and Carsten Schroeder would significantly and negatively impact our business.  We do not maintain “key person” insurance on any of our senior management.

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

cGMP regulations also require that the personnel we employ and hold responsible for product manufacturing, including, for example, the collection, processing, testing, storage or distribution of blood or blood components, be adequate in number, educational background, training (including professional training as necessary) and experience, or a combination thereof, and have capabilities commensurate with their assigned functions, a thorough understanding of the procedures or control operations they perform, the necessary training or experience and adequate information concerning the application of relevant cGMP requirements to their individual responsibilities. Our failure to attract, retain and motivate qualified personnel may result in a regulatory violation, affect product quality, require the recall or market withdrawal of affected product or result in a suspension or termination of our license to market our products, or any combination thereof.

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

We also plan to continue to spend substantial sums on research and development, to obtain the approval of the FDA, and other regulatory agencies, for new indications for existing products, to develop new product delivery mechanisms for existing products and to develop innovative product additions.  We face a number of obstacles to successfully converting these efforts into profitable products, including, but not limited to, the successful development of an experimental product for use in clinical trials, the design of clinical study protocols acceptable to the FDA and other regulatory agencies, the successful outcome of clinical trials, our ability to scale our manufacturing processes to produce commercial quantities or successfully transition technology, the approval of the FDA and other regulatory agencies of our products and our ability to successfully market an approved product or new indication.

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

We currently conduct sales in over 100 countries.  The successful operation of such geographically dispersed resources requires considerable management and financial resources.  In particular, we must bridge our business culture to the business culture of each country in which we operate.  In addition, international operations and the provision of services in foreign markets are subject to additional risks, such as changing market conditions, currency exchange rate fluctuations, trade barriers, exchange controls, regulatory changes, changes to tax regimes, foreign investment limitations, civil disturbances and war.  Furthermore, if an area in which we have significant operations or an area into which we are looking to expand suffers an economic recession or currency devaluation, our net revenues and accounts receivable collections in that region will likely decline substantially or we may not be able to successfully expand or operate in that region.

We are susceptible to interest rate variations.

We use issuances of debt and bank borrowings as a source of funding.  At December 31, 2016, $3.8 billion and €389 million of our senior interest bearing debt, which represented 80.7% of our senior interest bearing debt, bore interest at variable rates, at a spread over the London Interbank Offered Rate, or LIBOR, for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate, or EURIBOR, for our euro denominated debt.  Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.” After adjusting for the entry into the New Credit Facilities, $5 billion and €0.6 million of our senior interest bearing debt, which represented 85% of our senior interest bearing debt, bore interest at variable rates, at a spread over LIBOR for our U.S. dollar denominated debt and at a spread over EURIBOR for our euro denominated debt.

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro.  In 2016, €3.1 billion, or 75.5%, of our net revenue of €4.0 billion was denominated in U.S. dollars.  We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos.  Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses that could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness.  At December 31, 2016, we had approximately $4.8 billion of U.S. dollar denominated senior debt.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Currency Risk.”

If the San Diego, Clayton, Emeryville, Los Angeles or Parets facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

A substantial portion of our revenue is derived from plasma fractionation or products manufactured at our San Diego, Clayton, Emeryville, Los Angeles and Parets facilities. In addition, a substantial portion of our plasma supply is stored at facilities in City of Industry, California and Benson, North Carolina, as well as at our Clayton and Parets facilities. If any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire, storm or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators, our revenue would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work-in-process or finished goods inventory. Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business. In addition, in any such event the reconstruction of our Clayton, Los Angeles or Parets facilities or our plasma storage facilities, gaining the regulatory approval for such new facilities and the replenishment of raw material plasma could be time consuming. During this period, we would be unable to manufacture all of our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes.

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

If our shipping or distribution channels were to become inaccessible due to a crippling accident, an act of terrorism, a strike, earthquake, major fire or storm, or any other force majeure event, our supply, production and distribution processes could be disrupted.

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

Our operations are highly dependent on our information technology systems, including internet-based systems, which may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack.  In addition, information security risks have generally increased in recent years, increasing our systems’ potential vulnerability, such as to data security breaches or cyber attack, whether by employees or others, which may expose sensitive data to unauthorized persons.  Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, customers, plasma donors and others or adversely impact the conduct of scientific research and clinical trials, including the submission of research results to support marketing authorizations.  Various evolving federal, state and foreign laws protecting the privacy and security of personal information may also be implicated by improper uses or disclosures of data, resulting in liabilities and requiring specified data breach notifications.  Our information technology systems also utilize certain third party service organizations that manage sensitive data, such as personal medical information regarding plasma donors, and our business may be adversely affected if these third party service organizations are subject to data security breaches.  In addition, procedures and safeguards must continually evolve to meet new data security challenges, and enhancing protections, and conducting investigations and remediation, may impose additional costs on us.  If we were to suffer a breakdown in our systems, storage, distribution or tracing, we could experience significant disruptions affecting our manufacturing, accounting and billing processes or reputational harm or claims against us by private parties and/or governmental agencies.

Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries of the intellectual property relating to or incorporated into our technology and products.

Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products, especially intellectual property related to our purification processes.  The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions.  We may not be able to obtain additional issued patents relating to our technology or products.  Even if patents are issued to us or to our licensors, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of time our products have patent protection.  Additionally, most of our patents relate to the processes we use to produce our products, not to the products themselves.  In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable.  Since our patents relate to processes, if a competitor is able to design and utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived or other product similar to one we developed or sell.

Our patents also may not afford us protection against competitors with similar technology.  Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after their filing, if at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in such patent applications.  If a third party has also filed a U.S. patent application covering our product candidates or a similar invention, we may be required to participate in an adversarial proceeding, known as an “interference proceeding,” declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States.  The costs of these proceedings could be substantial and our efforts in them could be unsuccessful, resulting in a loss of our anticipated U.S. patent position.

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

Effective protection of our intellectual property rights may be unavailable, limited or not applied for in some countries.  Changes in patent laws or their interpretation in the United States and other countries could also diminish the value of our intellectual property or narrow the scope of our patent protection.  In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States.  As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.  In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims or file lawsuits against third parties.  Such lawsuits could entail significant costs to us and divert our management’s attention from developing and commercializing our products.

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

Our products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights.  Third parties may own or control these patents or patent applications in the United States and abroad.  These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages.  Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

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

We have in-licensed certain patent rights and co-own certain patent rights with third parties.

Our rights in certain intellectual property that we have in-licensed or co-own with third parties and the value therein may depend on our third party licensors’ or co-owners’, as applicable, performance under our intellectual property agreements with them. If one of these third parties is unable to, or does not, enforce their own rights in such intellectual property or perform under our agreements with them, it could affect our ability to effectively compete in the marketplace and operate our business.

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

Risks Relating to the Healthcare Industry

The implementation of the Healthcare Reform Law in the United States may adversely affect our business.

The United States Healthcare Reform Law, adopted through the March 2010 enactment of the Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act, increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage.   The Healthcare Reform Law has materially expanded the number of individuals in the United States with health insurance.  The Healthcare Reform Law has faced ongoing legal challenges, including litigation seeking to invalidate some of or all of the law or the manner in which it has been interpreted.  As a result, while upholding the law generally, the United States Supreme Court has effectively made the Healthcare Reform Law’s Medicaid expansion voluntary for each state.  In addition, President Trump and the majorities in both houses of Congress have stated their intention to repeal and replace the Healthcare Reform Law. On January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Healthcare Reform Law to waive, defer, grant exemptions from, or delay the implementation of any provision of the Healthcare Reform Law that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices.  The uncertain status of the Healthcare Reform Law affects our ability to plan.

Implementation of the Healthcare Reform Law has included significant cost-saving, revenue and payment reduction measures with respect to, for example, several government healthcare programs that cover our products, including Medicaid, Medicare Parts B and D and the 340B/Public Health Service, or PHS, program, and these efforts could have a material adverse impact on our financial performance.

For example, with respect to Medicaid, in order for a drug manufacturer’s products to be reimbursed by federal funding under Medicaid, the manufacturer must enter into a Medicaid drug rebate agreement with the Secretary of the U.S. Department of Health and Human Services, or HHS, and pay certain rebates to the states based on utilization data provided by each state to the manufacturer and to the Centers for Medicare & Medicaid Services, or CMS, and pricing data provided by the manufacturer to the federal government.  The states share these savings with the federal government and sometimes implement their own additional supplemental rebate programs.  Under the Medicaid drug rebate program, the rebate amount for most brand name drugs is the greater of 23.1% of the Average Manufacturer Price, or AMP, per unit or the difference between the AMP and the Best Price per unit and adjusted by the Consumer Price Index-Urban, or CPI-U, based on launch date and current quarter AMP, subject to certain exceptions (for example, for certain clotting factors, such as our Factor VIII and Factor IX products, the amount of the rebate is the greater of 17.1% of the AMP per unit or the difference between the AMP and the Best Price per unit and adjusted by the CPI-U based on launch date and current quarter AMP).  For non-innovator multiple source (generic) drugs, the rebate percentage is equal to a minimum of 13.0% of AMP.  In 2010, the Healthcare Reform Law also extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations.

In addition, the statutory definition of AMP changed in 2010 as a result of the Healthcare Reform Law. On January 21, 2016, CMS issued a final rule, effective on April 1, 2016, providing a regulatory definition of “AMP” along with other changes to the price reporting process.  We believe our reporting meets the obligations contained in the final rule.

The Healthcare Reform Law also created new obligations for our products under Medicare Part D, a partial, voluntary prescription drug benefit created by the federal government primarily for persons 65 years old and over.  The Part D drug program is administered through private insurers that contract with CMS.  Beginning in 2011, the Healthcare Reform Law generally required that we provide a 50% discount to patients who fall within the Medicare Part D coverage gap, also referred to as the “donut hole,” which is a gap in Medicare Part D coverage for beneficiaries who have expended more than a certain amount, and less than a certain greater amount, for drugs.

The availability of federal funds to pay for our products under Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS program, and changes to this program under the Healthcare Reform Law could adversely affect our financial performance.  The 340B/PHS program extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals, and the Healthcare Reform Law expanded the number of qualified 340B entities eligible to purchase products for outpatient use, adding certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers.  The PHS price, or ceiling price, cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount.  We have entered into a pharmaceutical pricing agreement, or PPA, with the government in which we have agreed to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration, or HRSA, of HHS, the federal agency responsible for oversight of the 340B/PHS program, which creates uncertainty.  For example, on January 5, 2017, a final rule was published in the Federal Register. The regulation’s effective date is March 21, 2017, and HRSA has stated that it plans to begin enforcing the requirements of this final rule effective April 1, 2017.  The rule includes provisions on how to calculate the ceiling price for covered outpatient drugs under the 340B program and addresses the imposition of civil monetary penalties, or CMPs, on manufacturers that knowingly and intentionally overcharge covered entities.  We believe that we meet the requirements of the 340B/PHS program, but we are continuing to review and monitor these and other HRSA proposals.

The Healthcare Reform Law also introduced a new abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a BLA.  This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product.   The law provides that no biosimilar application may be accepted by the FDA for review until 4 years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product.  The extent to which a biosimilar product, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.  We expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges, all of which could adversely affect our financial performance.

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

Prices in many countries, including many European countries, are subject to local regulation and certain pharmaceutical products, such as plasma derivative products, are subject to price controls in several of our principal markets, including Spain and countries within the European Union.  In the United States, where pricing levels for our products are established by governmental payors and negotiated with private third-party payors, if the amount of reimbursement available for a product is reduced, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions.  These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace or where changes in reimbursement induce a shift in the location of treatment.  The existence of direct and indirect price controls and pressures over our products has affected, and may continue to materially adversely affect, our ability to maintain or increase gross margins.  In addition, the growth of overall healthcare costs and certain weak economic and financial environment in certain countries where we do business, as well as increased scrutiny over pharmaceutical pricing practices, such as  in the United States, all enhance these pricing pressures.

In the United States, beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient payment schedules changed to Average Sales Price, or ASP, + 6%.  This payment was based on a volume-weighted average of all brands under a common billing code.  After changes in certain prior years, CMS increased the rate back to ASP + 6% for 2013, and maintained the same rate for 2014 through 2017.  In addition, under the Bipartisan Budget Act of 2013, and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2025.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.  Other pricing concerns in the United States include that President Trump has suggested that he would support pharmaceutical pricing negotiations on behalf of Medicare, and certain Senators have stated their intent to introduce a bill authorizing the importation of pharmaceuticals where pharmaceutical prices in the United States for a given product are deemed excessive.  It is not clear that any such pricing negotiation or importation measures will be enacted.

Also, the intended use of a drug product by a physician can affect pricing.  Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and that are approved by the FDA or similar regulatory authorities in other countries.  These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances.  Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities.  In the United States, many off-label uses of drug products may be reimbursed by Medicare and other third-party payors, generally based on the payors’ determination that the intended use is for a medically accepted indication, for example, based on studies published in peer-reviewed medical journals or information contained in drug compendia, such as the United States Pharmacopeia-National Formulary. However, if reimbursement for off-label uses of products, including IVIG, is reduced or eliminated by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected.  For example, CMS could initiate an administrative procedure known as a National Coverage Determination by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not.  This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.  High levels of spending on IVIG products, along with increases in IVIG prices, increased IVIG utilization and the high proportion of off-label uses, may increase the risk of regulation of IVIG reimbursement by CMS.  On the state level, similar limits could be proposed for therapeutic products covered under Medicaid.

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

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties.  Violations of laws such as the Federal Food, Drug and Cosmetic Act, or the FDCA, the Federal False Claims Act, or the FCA, the PHS Act or provisions of the U.S. Social Security Act known as the “Anti-Kickback Law” and the “Civil Monetary Penalties Law,” or any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, the Department of Defense, other regulatory authorities and the courts.  There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, the Anti-Kickback Law prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a government health care program.  Many states have enacted similar laws.  Courts have interpreted this law very broadly, including by holding that a violation has occurred if even one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. There are statutory and regulatory exceptions, or safe harbors, that outline arrangements that are deemed lawful. However, the fact that an arrangement does not fall within a safe harbor does not necessarily render the conduct illegal under the Anti-Kickback Law. In sum, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, must be structured to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing.  Violations of the Anti-Kickback Law can result in substantial legal penalties, including, among others, civil and criminal penalties or exclusion from federal health care programs, including Medicare and Medicaid.

The federal FCA is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government. In addition, the Healthcare Reform Law amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government. For the purposes of these recent amendments, an “obligation” includes an identified overpayment, which is defined broadly to include “any funds that a person receives or retains under Medicare and Medicaid to which the person, after applicable reconciliation, is not entitled…”

Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under the FCA or the equivalent state statutes.  “False claims” can result not only from noncompliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from noncompliance with other laws, such as the Anti-Kickback Law (which was explicitly confirmed in the Healthcare Reform Law), or laws that require quality care in service delivery.  The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain (up to 30% of the government’s recovery plus legal fees) to private citizens who prevail.  When a private party brings a whistleblower action under the FCA, the defendant is not made aware of the lawsuit until the government starts its own investigation or makes a decision on whether it will intervene.  Many states have enacted similar laws, and these states have their own penalties which may be in addition to federal FCA penalties.  The bringing of any federal FCA action could require us to devote resources to investigate and defend the action.  Violations of the FCA can result in treble damages, and each false claim submitted can be subject to a penalty ranging from $10,781 to $21,563 per claim.  Failure to comply with fraud and abuse laws and regulations could also result in other significant civil and criminal penalties and costs, including the loss of licenses and the ability to participate in federal and state health care programs, and could have a material adverse effect on our business.  In addition, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses.  Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs.  Further, many of these laws are vague or indefinite and have not been interpreted by the courts, and have been subject to frequent modification and varied interpretation by prosecutorial and regulatory authorities, increasing the risk of noncompliance.  While we believe that we are substantially compliant with applicable fraud and abuse laws and regulations, and have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, could have a material adverse effect on our business.

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

Adverse consequences can also result from failure to comply with the requirements of the 340B/PHS program under the PHS Act, which extends discounts to a variety of community health clinics and other entities that receive health services grants under the PHS Act.  For example, the Healthcare Reform Law requires the Secretary of HHS to develop and issue regulations for the 340B/PHS program establishing standards for the imposition of sanctions in the form of civil monetary penalties, or CMP, for manufacturers that knowingly and intentionally overcharge a covered entity for a 340B drug, and on January 5, 2017, HHS published a final rule in the Federal Register addressing the application of CMPs.  The CMP may be up to $5,000 for each instance of overcharging a covered entity.

In addition, companies in the United States, Canada and the European Union are generally restricted from promoting approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., the FDA in the United States), nor can companies promote unapproved products.  In the United States, pharmaceutical companies have, to a limited extent, been recognized by the FDA as permitted to disseminate to physicians certain truthful and accurate information regarding unapproved uses of approved products, or results of studies involving investigational products.  In addition, in December 2012, a federal appeals court in New York found that the criminal prosecution of a pharmaceutical manufacturer for truthful, non-misleading speech promoting the lawful, off-label use of an FDA-approved drug would violate the manufacturer’s constitutional rights of free speech, and the FDA chose not to appeal that decision.  Improper promotion of unapproved drugs or devices or unapproved indications for a drug or device may subject us to warnings from, or enforcement action by, regulatory agencies, harm demand for our products, and subject us to civil and criminal sanctions.  Further, sanctions under the FCA have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs.  Similar actions for off-label promotion have been initiated by several states for Medicaid fraud.  The Healthcare Reform Law significantly strengthened provisions of the FCA, the anti-kickback provisions of Medicare and Medicaid and other health care antifraud provisions, leading to the possibility of greatly increased qui tam suits by relators for perceived violations. Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities.  Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

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

To market and sell our products outside of the United States, we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions.  The approval procedures vary among countries in complexity and timing.  We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, which would preclude us from commercializing products in those markets.  In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals.  In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product.  To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost effectiveness of our product candidate to other available therapies.  Such trials may be time consuming and expensive and may not show an advantage in efficacy for our products.  If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, we could be adversely affected.

We also are subject to certain laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-bribery laws and related laws, and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity in recent years.  Under the FCPA, the United States has increasingly focused on regulating the conduct by U.S. businesses occurring outside of the United States, generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business.  Also, in some countries we may rely on third parties for the marketing and distribution of our products, and these parties may lack sufficient internal compliance resources, and may operate in foreign markets involving substantial corruption.  If our efforts to monitor these parties fail to detect potential wrongdoing, we could be held responsible for the noncompliance of these third parties with applicable laws and regulations, which may have a material adverse effect on our business.

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

Our business involves the controlled use and the generation, handling, management, storage, treatment and disposal of hazardous substances, wastes and various biological compounds and chemicals. The risk of contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals, substances or wastes occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. As owners and operators of real property, we could also be held liable for the presence of hazardous substances as a result of prior site uses or activities, without regard to fault or the legality of the original conduct that caused or contributed to the presence or release of such hazardous substance on, at, under or from our property. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials, chemicals and wastes.

Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred due to injuries to our employees resulting from the use and handling of these materials, chemicals and wastes, this insurance may not provide adequate coverage against potential liabilities.

We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us for claims arising in the United States. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses to comply with any of these laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental and health and safety laws and regulations or for the failure to have or comply with the terms and conditions of required environmental permits.

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

We are a vertically integrated global producer of plasma derivatives.  Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers.  As of December 31, 2016 we had 171 operating plasma collection centers located across the United States.  We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers, and we plan to reach 225 FDA-approved plasma collection centers by 2021. We also produce diagnostic and hospital products.

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the SIBE under the ticker symbol “GRF.”  In January 2008, we became part of the IBEX-35 Index, which comprises the top 35 listed Spanish companies by liquidity and market capitalization.  Our Class B shares were issued as part of the consideration for the Talecris acquisition and are listed on the Spanish Stock Exchanges and quoted on the SIBE under the ticker symbol “GRF.P.”  Our Class B shares are also traded in the United States on the NASDAQ Global Select Market in the form of ADSs, evidenced by ADRs, under the symbol “GRFS.”  Each ADS represents one of our Class B shares.  Our ADSs are currently traded in U.S. dollars.  In November 2011, our ADSs were added to the NASDAQ Biotechnology Index.

Important Events

Acquisitions and Related Financing

The  Hologic Transaction and Related Financing

On December 14, 2016, we entered into an asset purchase agreement, or the Hologic Agreement, with Hologic to acquire Hologic’s NAT (nucleic acid testing) Donor Screening Unit.  Prior to the transaction, we and Hologic jointly operated this business, with Hologic responsible for research and development and manufacturing of the Procleix® blood screening products and Grifols responsible for their commercialization worldwide. The transactions contemplated by the Hologic Agreement are referred to herein as the Hologic Transaction. The Hologic Transaction closed on January 31, 2017 and we paid a purchase price of $1.865 billion to Hologic.

In connection with the Hologic Transaction and the refinancing of the 2014 Credit Facilities (as defined herein), we (i) entered into a credit and guaranty agreement dated as of January 31, 2017, as amended, or the New Credit Facilities, which consists of the “Senior Term Loans” and the “Revolving Loans”. As of the date of this annual report on Form 20-F, no amounts are drawn down on the Revolving Loans. On March 20, 2017 we announced that we intend to redeem the Existing Notes on April 19, 2017.  The redemption of the Existing Notes is subject to the satisfaction of each of the following conditions precedent: (i) the closing of a senior notes offering by the Issuer or any of its subsidiaries in an aggregate principal amount of up to €1,000,000,000, and (ii) the delivery to the Trustee of written notice in the form of an Officer’s Certificate by the Issuer (in its sole and absolute discretion) to the effect that the Closing has occurred. See Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit,” for terms of the New Credit Facilities, the Existing Notes, European Investment Bank Term Loan and for more detailed information.

The Novartis Acquisition and Related Financing

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

To finance the Novartis Acquisition, we entered into a credit and guaranty agreement with a syndicate led by Nomura Securities International, Inc., Banco Bilbao Vizcaya Argentaria, S.A., and Morgan Stanley Senior Funding, Inc., or the Bridge Loan Facility, pursuant to which we borrowed $1.5 billion of loans on January 3, 2014. The Bridge Loan Facility was refinanced pursuant to the 2014 Credit Facility.

In connection with the Novartis Acquisition, we (i) entered into a credit and guaranty agreement dated as of February 27, 2014, as amended, or the 2014 Credit Facilities, which consisted of the “2014 Senior Term Loans” and the “2014 Revolving Loans” and (ii) issued $1.0 billion aggregate principal amount of 5.25% senior notes due 2022, or the Existing Notes. On October 28, 2015, Grifols Worldwide Operations Limited entered into a loan agreement with the European Investment Bank for a term loan of €100 million, or the European Investment Bank Term Loan  On February 27, 2014, the proceeds from the 2014 Credit Facilities were used to discharge $1.1 billion aggregate principal amount of 8.25% Senior Notes due 2018 that were issued on January 21, 2011, or the Old Notes.  The 2014 Credit Facility was refinanced pursuant to the offering of the Existing Notes completed on March 12, 2014.

The 2014 Credit Facilities were repaid on January 31, 2017 with proceeds of the New Credit Facilities that we entered into on January 31, 2017 and cash on hand.

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

The lease expenses incurred in 2015 for the plasma center lease contracts amounted to €1,244,000.

For further details of our principal capital expenditures and divestitures, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

B.                                    Business Overview

General

We are one of the leading global specialty pharmaceutical companies developing, manufacturing and distributing  a broad range of biological medicines on  plasma derived proteins.  Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value.  These protein-based therapies extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary and secondary immunological deficiencies, Chronic Inflammatory Demyelinating Polyneuropathy, or CIDP, A1PI deficiency and related emphysema, immune-mediated ITP, Guillain Barré syndrome, Kawasaki disease, allogeneic bone marrow transplants, hemophilia A and B, von Willebrand disease, traumatic or hemorrhagic shock and severe burns. In addition, we have built a diagnostic business that focuses on researching, developing, manufacturing and marketing in vitro diagnostics products for use in clinical and blood bank laboratories. We also specialize in providing infusion solutions, nutrition products and medical devices for use in hospitals and clinics.

Our products and services are used by healthcare providers in over 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions, and we have a direct presence, through the operation of commercial subsidiaries, in 30 countries.

In 2015, we believe we ranked in the top three largest producers in the industry in terms of total sales globally. We believe we have a top three market position in various segments of the plasma derivatives industry including Prolastin®, IVIG, Factor VIII, Albumin as well as in terms of plasma collection centers and fractionation capacity.

For the year ended December 31, 2016, our consolidated net revenue and EBITDA were €4,049.8 million and €1,141.3 million, respectively, representing an EBITDA margin of 28.2%. During 2016, we generated 65.8% of revenue in the United States and Canada and 15.8% in Europe (of which only 5.4% was generated in Spain).

See below for a reconciliation of reported net result to EBITDA:

2016
(in thousands of euros)
Grifols profit after income tax from continuing operations	544,543
Financial result	(233,589)
Share of profit (loss) of equity-accounted investees	6,933
Income tax, expense	(168,209)
Amortization and depreciation	(201,869)
Grifols EBITDA	1,141,277

On January 31, 2017, we completed the acquisition of the business of Hologic Inc. related to the development, production and, pursuant to the collaboration described below, sale to us of products in connection with nucleic acid probe-based testing human blood, plasma, other blood products, human cells, organs or tissue intended for or associated with transfusion or transplantation. The transaction consisted of, among other things, the acquisition of the assets and liabilities related to this business and the termination of the then-existing collaboration agreement between Hologic and us for the joint development, manufacture, commercialization, marketing and sale of such products. The acquired business will be part of our Diagnostic division.

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others. These divisions also represent the operating segments of the Company.

Bioscience.  The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products.  The main plasma products we manufacture are IVIG, Factor VIII, A1PI and Albumin.  We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. The Bioscience division accounted for €3.2 billion, or 79.7%, of our total net revenue in 2016.

Diagnostic.  The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories, covering the entire value chain from donation to transfusion.  We concentrate our Diagnostic business in immunology, immunohematology and specialty diagnostics such as hemostasis.  The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services.  The Diagnostic division accounted for €664 million, or 16.4%, of our total net revenue in 2016.  The Nucleic Acid Testing, or NAT,  Donor Screening Unit is engaged in research, development, manufacturing and commercialization of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. We expect that the impact of the Hologic Transaction will enhance our vertical integration and further promote the development of new tests and screening routines for emerging viruses.

Hospital.  The Hospital division manufactures and installs products used by hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture.  The Hospital division accounted for €98.6 million, or  2.4%, of our total net revenue in 2016.

Raw Materials and Others.  Net revenue from Raw Materials and Others primarily consists of revenue from third-party engineering projects performed by our subsidiary, Grifols Engineering, S.A., as well as all income derived from manufacturing agreements with Kedrion, which are described further in “— A. History of and Development of the Company — Important Events — The Talecris Acquisition and Related Financing” above, and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis Diagnostic Business.  The Raw Materials and Others division accounted for €59.0 million, or  1.5%, of our total net revenue in 2016.

Geographic Markets

We are a leading plasma derivatives producer globally, ranking in the top three largest producers in the industry in terms of total sales, along with Shire and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.

We currently operate in over 100 countries through distributors and subsidiaries in 30 countries. The United States is the largest sales region in the world for plasma derivative products.  For the year ended December 31, 2016, the United States and Canada accounted for  65.8% of our total net revenue.

Certain sales regions, particularly in emerging markets, have experienced continuous growth, driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products. These emerging markets are expected to experience significant growth.  Our presence and experience in Latin America, in countries such as Mexico, Colombia, Argentina, Chile and Brazil, where we have been marketing and selling products for over 20 years, has positioned us to benefit from this additional growth in both our Bioscience and Diagnostic divisions.  In the Asia-Pacific region, we have established a presence through our subsidiaries and representative offices in Malaysia, China, Thailand, Singapore, Australia, Japan, India, Hong Kong, Taiwan and Indonesia. We have also opened a Middle Eastern representative office in Dubai.

Our continued focus on international expansion and acquisitions that generate operational synergies was demonstrated by our acquisition of Talecris in June 2011, a United States based producer of plasma-derived protein therapies with an established presence in the United States and Canada.  We also expanded internationally with the acquisition in March 2013 of a 60% stake in Progenika (on March 3, 2016, we increased our stake to 89.25%), a Spanish biotechnology firm with operations in the United States, Europe and the Middle East. The Novartis Acquisition further reinforced our international operations, as it expanded our global portfolio of brands, patents and licenses and gained us the Emeryville facility and commercial offices in the United States, as well as additional commercial offices in Switzerland and Hong Kong. Pursuant to the Hologic Transaction, we acquired our former joint-business partner’s NAT Donor Screening business, including a manufacturing facility in San Diego and development rights, product licenses and access to product manufacturers. We will continue to selectively consider acquisitions that would further enhance our operations.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

Summary of Net Revenue by Region	Year ended December 31, 2016	% of total net revenue	Year ended December 31, 2015	% of total net revenue	Year ended December 31, 2014	% of total net revenue
	(in thousands of euros, except for percentages)
European Union(1)	640,249	15.8	662,917	16.8	662,802	19.8
Spain	217,497	5.4	207,641	5.4	214,558	6.4
United States and Canada	2,663,197	65.8	2,505,791	63.7	2,042,700	60.9
Rest of the World	687,395	17	651,100	16.6	522,830	15.5
Subtotal	3,990,841	98.5	3,819,808	97.1	3,228,332	96.2
Raw Materials and Others(2)	58,989	1.5	114,755	2.9	127,052	3.8
Total	4,049,830	100.0	3,934,563	100.0	3,355,384	100.0

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

Principal Activities

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others. These divisions also represent the operating segments of the Company. The following chart presents our total net revenues by each of our divisions for the past three years:

Summary of Revenue by Division	Year ended December 31, 2016	% of total net revenue	Year ended December 31, 2015	% of total net revenue	Year ended December 31, 2014	% of total net revenue
	(in thousands of euros, except for percentages)
Bioscience	3,228,275	79.7	3,032,111	77.1	2,513,510	74.9
Diagnostic	663,983	16.4	691,452	17.6	620,022	18.5
Hospital	98,583	2.4	96,245	2.4	94,800	2.8
Raw Materials and Others(1)	58,989	1.5	114,755	2.9	127,052	3.8
Total	4,049,830	100.0	3,934,563	100.0	3,355,384	100.0

(1)           Net revenue from Raw Materials and Others primarily consists of revenue from third-party engineering projects performed by Grifols Engineering, as well as all income derived from manufacturing agreements with Kedrion and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis Diagnostic Business.

The Bioscience Division

The Bioscience division is responsible for the research and development, production and marketing of plasma derivative products.  In 2016, the Bioscience division accounted for  79.7% of total net revenue.

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

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products.  We obtain our plasma primarily from the United States through our 171 operating plasma collection centers and, to a much lesser extent, through agreements with third parties.  In 2016, our plasma collection centers obtained approximately 8.8 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties).  We believe that our plasma requirements through 2018 will be met through plasma collected at our plasma collection centers and purchased from third-party suppliers pursuant to various plasma purchase agreements. As we source the majority of our plasma internally, we have been able to ensure the availability of plasma for our manufacturing needs, assure the quality of the plasma throughout our manufacturing process and improve control over our plasma costs and our margins.

We have implemented mechanisms to ensure that plasma donors meet the guidelines set forth by applicable regulations regarding, among other things, health, age and frequency of donations.  Once the plasma donation is completed, as required by applicable United States and European regulations, we test every donation for pathogens such as HIV, hepatitis A, B and C, parvovirus B19 and syphilis.  If we discover a unit of plasma that cannot be used in the fractionation process, we notify the donor and remove all plasma previously donated by such donor from our inventory.

Transport and Logistics

Once plasma has been collected, it is frozen at the collection center and sent to fractionation centers.  One essential aspect of this process is the implementation of safety procedures to guarantee the quality and safety of the donated plasma. To ensure preservation of the proteins found in plasma, plasma must be kept at a temperature of -20 degrees Celsius (-4 degrees Fahrenheit).  In accordance with European and United States requirements, we store our plasma at a temperature of -30 degrees Celsius (-22 degrees Fahrenheit).  During transportation, plasma is kept at a temperature of at least -20 degrees Celsius.  Our frozen plasma is transported by one of two transport companies, which are the same used throughout the industry.

Fractionation and Purification

Once plasma has been obtained, it may be used for blood transfusions.  It may also be frozen (as fresh frozen plasma) and manufactured into plasma derivatives through the fractionation process.  The fractionation process consists of the separation of specific proteins through temperature and pH changes, as well as the use of filtration and centrifugation techniques.  This process also includes a phase of introducing various viral inactivation procedures.  Fractionation occurs in tanks at near freezing temperatures to maintain the integrity of the proteins.  All known plasma derivative products can be fractionated from the same batch of plasma.  As a result, the development of a new or higher yield plasma derivative product would likely generate incremental sales without increasing the requirement for additional plasma.

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

We optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities.  In 2016, 2015, 2014 and in prior years, we obtained the following FDA licenses, among others:

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

•                                          to use Fraction IV-1 obtained at our Parets facility to produce Prolastin® at our Parets facility

•                                          to use the same method currently in place in our Parets facility to produce Alphanate® in our Los Angeles facility;

•                                          to use paste from the new fractionation facility at Clayton to produce Gamunex® and Prolastin®;

•                                          to produce nano-filtered Gamunex®  and the 40 gram vial presentation; and

•                                          to use Cryoprecipitate obtained at our Clayton Facility to produce Alphanate® at our Los Angeles facility.

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

We maintain standards consistent with other industry participants with regard to infectious disease screening and quarantine of units.  For example, source plasma inventory is held for not less than 60 days.  Some of our additional safety policies include look-back procedures for seroconversion.  We have also introduced innovative methods such as the Plasma Bottle Sampling™ system, which automatically prepares, codes and labels test samples at the time of plasma donation, and the PediGri™ On Line system, which provides full traceability of human plasma raw material throughout the plasma supply chain.  See “— Distribution Process” below.

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

We have also developed and installed in our facility a proprietary process of sterile bottle filling designed to reduce the risk of contamination.  In our process, the bottle and stopper are sterilized together. Once both are sterilized the bottle is reopened in a small sterile room for only two seconds in order to insert the product and then resealed, greatly reducing exposure to the environment and reducing the risk of contamination.

Since January 1999, we have recorded the filling process to enable us to identify the cause of, and rectify more easily, any related problem.  Our policy is to maintain each recording for six years.  We also imprint an identification number on each of our bottles with a laser for easier identification in the event of a recall and to reduce the risk of tampering.  This allows us to protect the integrity of our manufacturing process.

We continually invest in the improvement of our manufacturing facilities and plasma fractionation process. During 2012, we completed a new ATIII purification and nanofiltration area in Clayton. During 2013, we completed a new Albumin purification area at our Parets facility and began the validation process for the new fractionation facilities in Barcelona and Clayton. During 2014, we completed a new plasma fractionation plant at both our Parets facility and our Clayton facility. During 2016, a new Albumin purification and aseptic filling area was completed at our Los Angeles facility.

Distribution Process

With each batch of plasma derivatives, we deliver electronic information regarding the origin, characteristics and controls of each of the units of plasma that we used in the preparation of the batch to our customers.  This feature, called the PediGri™ On Line system, allows for healthcare users of our products and regulatory authorities to have immediate and easy access to this information, tangible proof of the full traceability of our products. We have had this system in place since 1996, and we believe we are the only fractionator that provides this feature to customers.

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel.  A majority of our sales in 2016 were made through our own distribution network, which is experienced in the proper handling of our products. This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall.  In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.

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

Flebogamma® 5% and 10% DIF. Immune Globulin Intravenous (Human).

Gamunex®/Gamunex®-C. Immune Globulin Injection (Human), 10% Caprylate/Chomatography Purified.

Prolastin®/Prolastin®-C (only in the United States) /Prolastina®/Pulmolast®. Alpha 1-Proteinase Inhibitor (Human).	Used to treat congenital alpha-1 antitrypsin deficiency-related emphysema.

Fahndi™ and Alphanate®. Antihemophilic Factor/von Willebrand Factor Complex (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A) and indication for von Willebrand disease (in the United States, for Alphanate® only).

Koate®-DVI. Antihemophilic Factor (Human).

Human Albumin Grifols®/Albutein®/Plasbumin®. Albumin (Human) 5%, 20% and 25%.	Used to re-establish and maintain circulation volume in the treatment of hypovolemia (i.e., traumatic or hemorrhagic shock and severe burns) and to treat complications related to cirrhosis.

Our acquisition of Talecris expanded our portfolio of IVIG and A1PI products. Gamunex® IVIG, which was launched in the United States and Canada in 2003 as a ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment. We believe Gamunex® IVIG is considered to be one of the premium products in its category since its launch due to a comprehensive set of differentiated product characteristics. Further, the FDA granted Gamunex® IVIG orphan drug status, which provided marketing exclusivity for the CIDP indication in the United States through September 2015. However, Gamunex® IVIG is the only IVIG product approved for CIDP in the United States.

In addition, we are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.  Prolastin®/ Prolastin®-C A1PI is the leading A1PI product in the United States and Europe. It is licensed in 28 countries. In Italy and Spain, we previously distributed Prolastin® through third parties. We began distributing Prolastin® directly to those two countries in 2013 and we began conducting clinical trials in Europe in 2013 to obtain Prolastin®-C approval there.

Prolastin® is the leading A1PI product in the United States and is also licensed in 15 countries in Europe. We had an estimated 65% market share for this product globally at the end of 2016.

Alphanate® and Fahndi™, our Factor VIII/von Willebrand factor products, are used both for the treatment of hemophilia and von Willebrand disease.  In addition, our Albumin product meets U.S. and European requirements, making it attractive to biotechnology companies and genetic labs, as well as hospitals and physicians.

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

To sell plasma derivative products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.  To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction.  We have 707 hemoderivative product licenses registered in 93 countries throughout the European Union, United States, Latin America, Asia and the rest of the world.  Our most significant government-issued licenses for plasma derivative products are:

•                                          Flebogamma®/Flebogamma® DIF/Gamunex®/Gamunex®-C Immunoglobulin.  We have 133 licenses for the marketing and sale of one or more of these immunoglobulin products;

•                                          Fahndi™/Alphanate®/Koate® Factor VIII.  We have 97 licenses for the marketing and sale of one or more of these Factor VIII products;

•                                          Human Albumin Grifols®/Albutein®/Plasbumin® Albumin.  We have 202 licenses for the marketing and sale of one or more of these Albumin products in its various concentrations; and

•                                          Prolastin®/Trypsone® A1PI.  We have 33 licenses for the marketing and sale of one or both of these A1PI products.

Pursuant to the Consent Order, we have granted Kedrion the exclusive license to sell Koate®-DVI in the United States.

In addition to the sale of the products described above, we have entered into a series of arrangements with many Spanish transfusion organizations to fractionate recovered plasma (plasma separated from blood obtained from a blood donation) from such organizations and manufacture plasma derivatives under our own brand name for use by hospitals.  We charge the transfusion centers for the fractionation and manufacturing service. We also have contracts with Canadian Blood Services and Héma-Québec and we have similar, albeit smaller, arrangements with Czech and Slovak organizations.  We also provide virus photo-inactivation of transfusion plasma to hospitals and clinics in Spain.  The plasma is inactivated at our manufacturing facilities and then sent back to the clinic or hospital at which it was collected, where it is used for transfusions.

The Diagnostic Division

The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories.  We believe that we have a significant market share of sales in NAT blood screening solutions. In addition, we have increased our sales of automated immunohematology systems and reagents to hospital transfusion and blood centers in several markets.  We also continue to grow our portfolio of clinical and diagnostic products in select areas, including autoimmunity and hemostasis, and have agreements to extend the number of antigens we manufacture for use in clinical and blood bank diagnostic tests.  The Diagnostic division accounted for €664 million, or 16.4%, of total net revenue in 2016. Our principal diagnostic products are:

Product Description	Main Applications

Transfusion Medicine:

Procleix® Tigris®/Procleix® Panther® systems. Automated NAT blood screening systems, assays and software.	Used to detect infectious viruses in donated blood and plasma including: HIV (Types 1 & 2); Hepatitis A, Hepatitis B, Hepatitis C and Hepatitis E; parvovirus B19; West Nile Virus; and Dengue Virus.

WADiana®/Erytra® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.	Used to perform routine pre-transfusion blood typing, antibody screening, antibody identification and cross-match tests.

Antigens. Critical component of certain infectious disease tests.	Used in the manufacture of clinical diagnostic and blood donor screening immunoassays.

Leucored and standard blood bags. Blood bags configured according to all blood bank separation protocols. Leucored blood bags incorporate an in-line filtration system.	Used for collection and transfusion of blood.

Clinical and Specialty Diagnostics:

Triturus® analyzers. Open and fully automated analyzer for ELISA (enzyme-linked immunoabsorbent assay), tests with multi-test/multi-batch capability.	Automates the enzyme immunoassay testing in microtiter plate format and the processing of several batches of samples simultaneously.

Q-Coagulometer™ and Q-Smart™ analyzers. Fully automated hemostasis analyzers that use reagents to measure blood coagulation levels.	Used to diagnose and measure blood coagulation status of patients with blood coagulation-related and hemorrhagic disorders.

Coagulation reagents, instrumentation and software.	Used to establish the coagulation status of patients and to handle the corresponding results.

Promonitor. Highly specific ELISA kits for quantification of serum drug levels and anti-drug antibodies of various biological drugs	Used measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases.

We assemble the majority of our instrument analyzers at our Parets facility. We manufacture antigens at our Emeryville facility and our blood bags at our facility located in Las Torres de Cotillas, Murcia,  Spain, or the Murcia facility, which has an estimated capacity of nine million blood bags per year.

The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions.  We have over 1,889 diagnostic product licenses registered in 72 countries in Europe, the United States, Latin America and Asia.

In addition to the products noted above, we offer our customers products developed in collaboration with, or manufactured by, third-parties that we believe complement our product lines.

We currently distribute Diagnostic division products in Europe, North America, Asia-Pacific, the Middle East, Latin America and Africa.

In January 2014, we acquired from Novartis a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV, hepatitis B, hepatitis C and West Nile Virus. The Novartis Diagnostic Business has been integrated in our current Diagnostic division, resulting in a significant expansion of our transfusion medicine product portfolio. More recently, in January 2017, we completed the Hologic Transaction. Prior to the Hologic Transaction, we and Hologic jointly operated this business, with Hologic responsible for research and development and manufacturing of the Procleix® blood screening products and Grifols responsible for their commercialization worldwide. Following the acquisition, we now control the research and development processes as well as the manufacturing of the reagents. We believe the Procleix® NAT solutions that we added to our portfolio in the Hologic Transaction, which we were already commercializing following the Novartis Acquisition, continue to lead the market, and are used to screen more blood and plasma donations worldwide each year than any other NAT system. The Procleix® products are designed to directly detect the genetic material of a virus using a technique called transcription-mediated amplification (TMA).

Transfusion Medicine

Grifols has a leadership position in transfusion medicine, with a broad portfolio of products that range from blood collection, blood and plasma testing to blood typing and transfusion. Our growth strategy in transfusion medicine has been strengthened by the January 2014 acquisition of the transfusion medicine and immunology diagnostic unit of Novartis and the recent Hologic Transaction. We focus primarily on meeting changing market needs with new and enhanced products for our Procleix NAT blood screening portfolio and on expanding sales of our immunohematology products in key markets (WADiana® and Erytra® analyzers and related DG Gel® blood determination cards). See Note 3(b) to our audited consolidated financial statements included in this annual report on Form 20-F.

We continue to focus on obtaining FDA and other regulatory approvals to expand our portfolio of NAT products. In 2015, a European Conformity, or CE mark, was granted for the NAT test that detects both parvovirus B19 and hepatitis A virus (Procleix® Parvo/HAV) in human plasma on the Procleix® Panther platform, enabling Grifols to increase the number of tests available for this platform and to expand its portfolio of products designed to meet the specific needs of the plasma industry. In 2016, the Procleix® Tigris system underwent a series of significant software and hardware improvements to better address evolving market needs, including more functional and streamlined software and increased storage holding for key consumables.

In 2016, we began working on an Investigational Use Only (IUO) assay to accommodate requests to test blood in areas potentially affected by the Zika virus. In June 2016, the first samples were tested using Grifols Procleix® Zika virus assay on a Procleix®  Panther® system under an Investigational new drug (IND) protocol. In August 2016, the FDA issued non-binding recommendations that require NAT screening of all individual donations in the United States and its territories. Grifols is currently providing reagents, instruments and services to all of our U.S. customers to allow the screening of more than 85% of the U.S. blood supply. The record-time development of the Procleix Zika virus assay, reinforces our commitment to blood safety worldwide.

Clinical trials to support U.S. registration of the Procleix Ultrio Elite Assay (HIV and hepatitis B and C) and Procleix WNV Assay (West Nile Virus) on the Procleix Panther system have been completed and the corresponding Biologics License Applications (BLA) are now undergoing review by the FDA.

As part of our strategy of geographic expansion and as a leader in this market segment, we continue to consider requests to include NAT screening for blood and plasma donations in countries as they develop their health systems. In this regard, it is important to highlight several new contracts in the Middle East. In 2015, we won a tender in Saudi Arabia to supply the Saudi Arabian National Guard, followed by a contract in 2016 to supply transfusion services to the Saudi Ministry of Health (MoH) and the majority of the member countries of the Cooperation Council for the Arab States of the Gulf (CCASG), establishing Grifols as the leading provider of NAT technology in the region. During 2016, we conducted our first sales in Oman and Kuwait. We opened a new training center in Dubai in 2016 to further support our growth in the region. The center offers single and multi-day training courses for laboratory technicians, engineers and specialists in Grifols’ broad portfolio of products in transfusion medicine and clinical diagnostic.

We continue to experience strong sales of our DG Gel® blood typing products. In December 2016, we obtained CE marking for Erytra Eflexis®, a fully automated, mid-size analyzer that performs pretransfusion compatibility testing using DG Gel® technology. It has a smart and compact design, offering intuitive operation that has expanded our product portfolio, which already includes the WADiana® and Erytra® analyzers and DG Gel® cards. In the United States, our blood typing solutions have experienced solid growth. Grifols has expanded commercialization efforts and will continue to promote this area in light of its high growth potential.

In 2015, we opened the “Grifols Immunohematology Center” in our laboratories in San Marcos, Texas. The Grifols Immunohematology Center provides reference lab testing, consulting and education services to transfusion medicine professionals. In 2016, we expanded the number of tests offered by the center to include simple and complex serological tests.

In several countries, we distribute the BLOODchip® blood group genotyping tests manufactured by Progenika, a company in which Grifols has a majority stake.

In select markets, we are working to expand the availability of Grifols’ blood collection bags and systems, as well as our Gricode™ transfusion component tracing systems. To strengthen our position in Brazil, we are constructing a blood bag manufacturing plant there.

As part of the Novartis Acquisition, we also acquired a product line of high quality antigens, which are critical components of clinical diagnostic and blood screening immunoassay tests sold worldwide, which are produced through a joint business with Ortho Clinical Diagnostic.

As part of this joint business with Ortho Clinical Diagnostic, Grifols signed a new contract with Abbott Laboratories for the supply of high quality antigens used in the manufacture of immunoassay diagnostics. This contract, with a total value of approximately $700 million, extended the supply of antigens until 2026, ensuring higher levels of recurring income in this area. In 2016, we obtained CE mark approval for the VITROS® HIV Combo test, developed by Grifols and Ortho Clinical Diagnostics for the early detection of HIV infection. This is an important milestone in the joint business between the two companies, in which Grifols is responsible for manufacturing the antigens for the test.

Clinical and Specialty Diagnostics

Our Q-Coagulometer™, Q-Smart™ and Triturus® analyzers remain key product lines in the clinical and specialty diagnostics product line.  In 2015, the Q-Smart™ analyzer (a mechanism for laboratories to automate and standardize hemostasis tests) was commercially launched in Latin America.

We also continue to offer a broad portfolio of hemostasis reagents in this line, including DG™-Chrom PC, a proprietary chromogenic kit for Protein C, and DG™-TT L human reagent, a liquid human thrombin for determining thrombin time.

Also within Clinical and Specialty Diagnostics, Progenika Biopharma obtained in 2015, CE marking for its first genetic diagnosis test for Familial Hypercholesterolemia (FH) using next generation sequencing technology (NGS).  Sales continue in Chile, select E.U. countries and Australia for the Promonitor® product line, which includes an ELISA (enzyme-linked immunoabsorbent assay) device line also developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. In 2015, CE marking was granted for two new references of tests in the Promonitor family that enable treatment with the biological product golimumab. This launch strengthens Grifols’ strategy in autoimmunity based on innovative tests using ELISA technology to help rationalize the use of biological treatments. In 2016, we obtained CE marking for several new reference tests in the Promonitor family of products, developed by Progenika. The new reference tests permit the use of a single dilution to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases, such as rheumatoid arthritis and ulcerative colitis. These new tests strengthen Grifols’ strategy in autoimmunity, based on innovative tests using ELISA technology, to help rationalize the use of biological treatments.

We also continue to distribute our Triturus® analyzer, an open and fully automated analyzer for ELISA, tests with multi-test/multi-batch capability. As an open system, it can be used for the automatization of our autoimmunity and biological drug monitoring product lines and other products in our portfolio for which we are distributors.

In 2015, we signed an exclusive agreement for distribution of AESKU Diagnostics GmbH & Co.’s autoimmunity diagnostic products in the United States and Mexico. We also have various distribution agreements with AESKU in Chile, Italy, Portugal, Spain and the United Kingdom. In 2016, AESKU obtained FDA approval for Helios, the only fully automated platform capable of performing all immunofluorescence pipetting and reading steps in the United States, which strengthened our portfolio of products in the country.

We continue to sell the Intercept Blood System®, developed by Cerus, to inactivate pathogens in blood platelets and plasma in Spain and Mexico.

The Hospital Division

The Hospital division manufactures and installs products used by hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture.  The Hospital division accounted for €98.6 million, or  2.4%, of our total net revenue in 2016.  We are the leader in the Spanish intravenous therapy segment in intravenous solutions, with a 35% market share.

Hospital logistics and i.v. Tools segments are also strategic areas for the Hospital division.  With i.v. Tools we are the leaders in bringing GMP procedures and product solutions to the hospital pharmacy, increasing the safety of their compounding needs.  With the hardware and software solutions offered by the Hospital logistics area, we are the market leader in Spain and Latin America in terms of offering solutions to manage the flow of medications in hospitals.

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
Pharmatech:

i.v. Tools. Gri-fill® System uses sterile filtration to prepare intravenous mixtures at in-hospital pharmacies. Misterium™ are modular clean room facilities we sell in the United States and IBAM. Phocus RX® is a specific software and hardware tool for guiding the manual preparation of intravenous mixtures, including cytotoxic drugs. The Kiro Oncology automation system is designed specifically for the preparation of cytotoxic drugs.

Improves safety of hospital pharmacy preparation procedures by assuring sterility, traceability and user safety.

Hospital Logistics. Includes products such as: packaging instruments; software programs, including our own BlisPack®; and logistic dispensing systems, including Pyxis® and Kardex®, for inventory control.

Used in the logistical organization of hospital pharmacies and warehouses, in the preparation of unit dosing and in hospital management, admissions and accounting.
Nutrition:

Dietgrif® enteral liquid diets. Oral diets with all the requirements for balanced nutrition. Different diets include standard, standard fiber, polypeptidic, hyperproteic and energetic.	For patients who are unable to eat enough to maintain a nutritious diet, administered through feeding tubes as well as orally.

Disposables for gastroenterology. Stents and special endoscopy disposables for gastroenterology patients.	For patients needing gastrointestinal recanalitation, normally used in endoscopic surgery.

Probiotics. Special complementary diets composed of live microorganisms.	Improves gastroenterology conditions that are the result of a lack of intestinal microflora.

Medical Devices: Disposable sterile therapeutic medical products.	The products have therapeutics uses in urology, radiology, cardiology, neurology hemodynamics and anesthesia.

The production, marketing or sale of our various Hospital division products are subject to prior registration with authorities of the relevant jurisdictions.  We have close to 190 licenses for our Hospital division products registered in 38 countries throughout the European Union, Latin America and the United States.  Our sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use our medical devices, using our own distribution network and external distribution organizations in some Latin American markets.

As our Hospital division generates most of its revenue in Spain, it has been impacted by budgetary constraints in the Spanish health sector. In order to address these challenges more effectively, in 2014, we reorganized our commercial structure in Spain, by focusing on a more specialized, integrated model, both geographically and functionally.  As a result of this reorganization, sales growth in Spain in 2016 was stable. We also continue to promote international expansion of this division. However, there was no significant change in international markets, with 29% of the division’s net revenue in 2016 generated outside of Spain affected by the end of a third-party manufacturing contract. Sales are growing in the United States and Portugal. By area of specialization, Pharmatech, which includes Hospital Logistics and i.v. Tools, and the Intravenous Therapies lines were the main drivers of growth.

The Hospital division has established a new commercial strategy to promote Pharmatech’s presence in Latin America through the use of specialist distributors in this sector, while also maintaining a direct sales effort.

Intravenous Therapy

We manufacture and distribute intravenous solutions, primarily in Spain.  In addition, we have increased our focus on manufacturing ready-to-use intravenous mixtures for third parties.  We believe this approach will contribute to the Hospital division’s geographic diversification and allow us to maximize productive use of the Parets facility.

We are continuing to develop ready-to-use potassium solutions in polypropylene packaging. We have added to our portfolio of large volume parenterals a new system of needle-free Polypropylene bags, an added value product addressed to avoid injuries to health care practitioners.  Both Parets and Murcia, were audited by the FDA in June 2015, without any observation. We are also in the process of developing intravenous paracetamol for sales through third-party companies in the United States and intravenous ibuprofen for sales through third-party distributors in Europe. We have signed an agreement with Mylan for 0.9% Sodium Chloride distribution in the United States.

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

Pharmatech : Hospital Logistics and i.v. Tools

We sell products related to the logistical organization of pharmacies and warehouses of hospitals, including packaging instruments and software programs for hospital management, admissions and accounting departments.  Most of these Hospital Logistics products are manufactured by third parties.  However, our portfolio includes some products manufactured by Grifols such as StocKey®, an automated Kanban system designed to optimize hospitals’ healthcare material restocking processes, StockKey RFID®, a radiofrequency identification cabinet for the storage of high value medical devices, such as prosthetics and coronary stents, and BlisPack®, a system designed and manufactured by us to automate the cutting of prescription pill blister packs and the electronic identification of specific drugs for individual patients to be used by hospitals.

As a complement to our intravenous solutions, we also manufacture and distribute a complete portfolio of tools used in connection with the preparation of specific i.v. medication, which we refer to as i.v. Tools. We manufacture Misterium™, a cleanroom we design to order and install on site to customer specifications.  In 2016, the principal market for Misterium™ was the United States.

PhocusRx is a system of non-invasive cameras, used in many hospital pharmacies in the United States to validate and document the process of preparing intravenous mixtures. In 2016, this system was adopted in the number one cancer hospital in the United States: the Memorial Sloan Kettering Cancer Center.

We are managing the global introduction of the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products. We expect that the Kiro Oncology robot will be one of the principal drivers of i.v. Tools product line growth in the near future. This system enables us to offer to hospital pharmacies worldwide what we believe to be the most complete portfolio of solutions for controlling i.v. medication preparation processes.  In 2015, Kiro Grifols obtained FDA marketing approval in the United States for the Kiro Oncology system. The Ann & Robert H. Lurie Children’s Hospital in Chicago was the first center in the United States to adopt the system, and during 2016, Smilow Cancer Hospital at Yale became our second reference site in this market.

Nutrition

We develop and distribute enteral nutrition products, including accessories such as feeding tubes and nutritional bags, for sale in the Spanish market. During 2016, the main driver in the Nutrition segment continued to be our distribution of nasogastric probes manufactured by Halyard. We are launching a new Diet Grif container that is more adapted to market needs in 2017.

Medical Devices

We also sell other medical devices, such as disposable sterile therapeutic medical products for urology, radiology, hemodynamics and anesthesia.  All of these products are manufactured by third parties and complement our portfolio of Hospital division products.  We are increasing our strategic efforts to sell medical devices that complement our portfolio of Bioscience division products.  We performed well in 2016 thanks, in part, to Brazilian sales and efforts to intensify our contacts to incorporate new distribution lines to the current portfolio.

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. Research and development spending moved from €224.2 million in 2015 to €197.6 million in 2016. In addition, as of December 31, 2016, we had 812 scientists and support staff dedicated to research and development.

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

We have a number of patents and research and development projects in our Bioscience division underway, 27 of which are in the clinical development phase.  The following table reflects the total number of research and development projects in our Bioscience division by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2016	2015	2014
Discovery	16	21	19
Preclinical	14	22	19
Clinical	27	26	23
Post Commercialization Studies	9	12	12
Rest of projects	20	22	24
Total Bioscience Research and Development Projects	86	103	97

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin and IVIG	Alzheimer’s	Plasma-derived	Alzheimer’s disease	Phase III (began in April 2012)
Antithrombin	Intensive Care	Plasma-derived	Cardiovascular surgery	Phase II for Anbinex® (completed in June 2011) Phase II for Thrombate® III (entered in June 2014)
Fibrin glue	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Licensure (entered in Q4 2016)
Topical thrombin	Surgical bleeding	Plasma-derived	General surgery	Phase II (entered in January 2014)

AMBAR Study.  We are continuing our ongoing research into possible treatments for Alzheimer’s disease. The Alzheimer Management by Albumin Replacement, or AMBAR study, is a multicenter trial that complements two previous trials and involves combining therapeutic plasmapheresis with Albumin and IVIG in different intervals and in varying doses. Since the AMBAR project is mainly based on Albumin, the study also includes a treatment arm with Albumin alone in order for both approaches, combination of  Albumin plus IVIG and Albumin alone to be covered. Therefore, we are conducting a Phase III clinical trial to demonstrate the efficacy of plasmapheresis with Albutein® (5% and 20%) combined with Flebogamma® DIF 5% or Albutein® alone for improving the cognitive status of patients with Alzheimer’s disease. We expect the study, which will be conducted in collaboration with hospitals in Spain and in the United States, to include 365 patients plus a control group. We received approval for our study from both the Spanish Agency and the FDA, and more than 300 patients have enrolled. We completed recruitment in 2016.

We incurred costs in the amount of €11.4 million, €10.8 million and €4.9 million in connection with this project in 2016, 2015 and 2014, respectively. We hold significant granted patents and patent applications on the production of Albumin and IVIG as well as on the combination of plasma exchange with Albumin replacement for the treatment of Alzheimer’s disease.

Antithrombin.  In 2008, we initiated research into the clinical efficacy of antithrombin for use on cardiac surgery patients with cardiopulmonary bypass. In June 2011, we concluded Phase II clinical trials involving the use of our antithrombin Anbinex. In June 2014, we began a second Phase II trial for the same indication using Thrombate III. Enrollment is expected to be completed in 2017. We incurred costs in the amount of €3.8 million, €2.0 million and €1.2 million in connection with this project in 2016, 2015 and 2014, respectively.

Fibrin Glue.  We began clinical trials into the safety and efficacy of the use of fibrin glue as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008. In 2014, we completed a clinical trial in the European Union for the use of fibrin glue in vascular surgery. Three additional clinical trials were performed: (i) a Phase III clinical trial in the United States for the use of fibrin glue in solid organ surgery; (ii) a Phase III clinical trial in the United States for the use of fibrin glue in soft-tissue surgery; and (iii) a Phase III clinical trial for the use of fibrin glue in vascular surgery in the United States. All of the U.S. clinical trials for fibrin glue were completed in 2015.

We incurred costs in the amount of €7.8 million, €16.8 million and €15.9 million in connection with this project in 2016, 2015 and 2014, respectively. We hold significant granted patents on the fibrinogen and thrombin production processes.

Topical thrombin.  This project encompasses all aspects of the development and licensing of thrombin, using topical administration methods, as a complement to hemostasis products for the cessation of bleeding in general surgery. Upon completion of supporting process development and preclinical activities, we began preparations for the Phase II clinical trial in 2013 and initiated the trial in the United States in January 2014. We completed enrollment in the Phase II clinical trial in 2015.

In connection with this project, we incurred costs in the amount of €1.1 million, €2.9 million and €5.1 million in 2016, 2015 and 2014, respectively.

Other Bioscience research and development projects undertaken during 2016 included:

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

•                                          a study designed to evaluate the effects of plasma exchange on the functional capacity of serum Albumin on cerebral, circulatory and renal dysfunction; and

•                                          development and clinical payments to Aradigm related to Pulmaquin and Lipoquin. Study concluded, pending FDA application for approval in the United States.

All clinical trials involve risks and uncertainties. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during or as a result of preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates. For a discussion of these unforeseen events, see Item 3. of this Part I, “Key Information — D. Risk Factors —Risks Relating to Our Business — We may not be able to commercialize products in development.” Upon the completion of each of the development stages we evaluate the results achieved as compared to the objectives pursued. Each of the key projects listed above has met our expectations with respect to results at the various development stages and we expect to move forward with the development process for each.

We believe that our current liquidity is sufficient to fund the ongoing costs of our key projects listed above through their completion as well as our other research and development initiatives.

Diagnostic Division Initiatives

Research and development in the Diagnostic division is focused on the development of recombinant proteins and in vitro diagnostic reagents and equipment, principally for pretransfusional testing, hemostasis diagnosis and biological drug monitoring. It is based on enzymatic and immunologic reactions and molecular genetic testing, using different technologies including RBC agglutination, latex particles agglutination, solid phase capture, lateral flow and chromogenic substrates.

The principal research and development projects that we are undertaking in this division are: (i) development of recombinant proteins for the manufacture by third parties of finished kits, mainly for blood virus screening focused in HIV and hepatitis diagnosis, and also for the manufacture of Grifols finished kits for hemostasis testing as well as for the Immunohematology line of products; (ii) red blood cell typing tests and blood compatibility testing through the use of gel technology, liquid reagents and our patented Multicard device as well as the corresponding automated platforms; (iii) genetic detection of red blood cell and platelet antigens; (iv) development of an automatic ELISA platform and a broad menu of drug and anti-drug ELISA kits; and (v) development of a complete range of hemostasis reagents and automatic equipment.

Subsequent to the Hologic Transaction, we have taken over the R&D tasks in this segment. Current activities are centered in the Babesia and Zika virus NAT kits. In 2016, we obtained CE marking for our ZIKA virus screening test and FDA approval under an IND protocol.

Additionally, the Diagnostic division is developing medical devices for the extraction and storage of blood components. In 2016, we received the approval from Spain CE Mark Notified Body for Leucored CPD-SAGM Eurobloodpack configuration and the approval from Health Canada also for Leucored CPD-SAGM. The principal products under development were phthalate (DEHP)-free blood bags, Leucored Platelet Kit and Leucored RC bags soft filter.

Hospital Division Initiatives

The research and development team in the Hospital division primarily focuses on developing complementary products and on improving the safety and efficiency of existing products. During 2016, we received the approval from Agencia Española del Medicamento y Productos Sanitarios for Paracetamol 10 mg/mL and from European Health Authorities and FDA for sterile water for injection. We also submitted 0.9% Sodium Chloride as a Decentralized procedure in Europe and a new Set Grifill® in the U.S. and EU markets. The principal projects currently under development are a flexible plastic container closure system for biological products, 0.9% Sodium Chloride in Fleboflex Luer container for Kiro IV®, an anticoagulant solution, a nonsteroidal anti-inflammatory solution (NSAID) and a new version of the Gri-fill® system. In the fluid therapy market, work continues on the study of the stability of various ready-to-use mixtures in polypropylene packaging, in order to increase the range of mixtures available for hospital use. Additionally, the Hospital division is developing ready-to-use mixtures for third-party distribution, including intravenous paracetamol, ibuprofen and Tirofiban mixtures.

The Hospital division is also developing new software and devices using state-of-the-art technology, such as Radio-Frequency Identification (RFID) and mobile apps, to improve the warehousing control of medication, the administration of medication to the patient and the traceability of the pharmaceutical products and high value medical devices inside the hospital. Another important field of software development is targeted to improve the workflow and productivity in the IV compounding areas.

As part of the AMBAR study, the Hospital division is collaborating on the development of special devices and containers specifically designed for the procedures and protocols of the study. The Hospital division is also collaborating on the manufacturing of the cuvette of Q-Coagulometer™ for the Diagnostic division.

The Kiro-Grifols joint venture is generating synergies in the research and development of medication compounding. We are using Kiro’s automation knowledge and Grifols experience with compounding procedures, preparation, technologies and cleanroom development to create new compounding automatic platforms that will be introduced in the coming years.

The Hospital division is collaborating with the Bioscience division, with products such as plastic holders for syringes of Fibrin Glue.

Other Initiatives

In addition, we are increasing our research and development activities in new fields. We conduct these activities through the creation of joint ventures participated in by Grifols Innovation and New Technologies Ltd (GIANT), established in 2016, through agreements to use patents owned by third parties and through selective acquisitions.

Our acquisitions of Araclón and VCN Biosciences in 2012 expanded our research and development capabilities in fields outside of our traditional business segments. Araclón is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease. Araclón is working on an early diagnostic kit and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage. The vaccine has passed the animal experimentation stage and a Phase I clinical trial in humans has been completed. The company is preparing to enter clinical Phase II trial. VCN Biosciences is investigating and developing new therapeutic approaches based on oncolytic adenoviruses to treat tumors for which there is currently no effective treatment. Its most advanced project focuses of the treatment of pancreatic cancer. The Agencia Española del Medicamento y Productos Sanitarios approved two Phase I clinical trials for this project, and VCN Biosciences began recruiting patients for the Phase I trials in the first quarter of 2014.

In 2015, we initiated a partnership with Alkahest, acquiring 47.58% of the equity of the company, to develop plasma-based products for the treatment of cognitive decline in aging and other central nervous system (CNS) disorders, including Alzheimer’s.

In 2016, we acquired 30% of the equity of AlbaJuna Therapeutics, a spin-off company from the IrsiCaixa AIDS Research Institute, promoted jointly by “la Caixa” Foundation and the Department of Health of the Government of Catalonia, and established to promote the pre-clinical and clinical development of monoclonal antibodies that neutralize the action of HIV in the body while increasing the activity of the natural killer cells that have the task of destroying infected cells.

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

The cost of plasma, the key raw material used in the production of plasma-derived products, slightly increased as compared to 2015, due to the acceleration of plans to expand plasma collection centers in the United States to support growing demand for plasma proteins as well as the trend towards greater incentives to reward donors for their time. We continue to monitor the efficiency of our plasma collection platform and have concentrated all of our plasma testing into our two laboratories in Austin, Texas.

The principal raw materials for our intravenous therapy products are plastic and glass bottles, which we purchase from various European suppliers.

Marketing and Distribution

We currently sell Bioscience, Diagnostic and Hospital products to hospitals and clinics, GPOs, governments and other distributors in over 100 countries.

In the United States, the sales model is complex, with many intermediaries, requiring Grifols to execute multi-faceted arrangements for the distribution of our products.  Sales of finished goods are distributed through various channels such as distributors, wholesalers, specialty pharmacies, home health care companies, clinics, hospitals, government entities and directly to physician offices.  Payers and purchasers also control access to products, requiring separate negotiations with payers and GPO’s. GPO’s are entities that act as purchasing intermediaries for their members, which are primarily hospitals.  GPO’s negotiate the price and volume of supplies, equipment and pharmaceutical products, including plasma derivatives, used by their members.

We market our products to healthcare providers and other decision-makers, such as those in hospitals, through focused sales presentations.  Although price and volume are negotiated through contractual agreements with intermediaries, demand for our products is generated through promotional efforts by Grifols’ sales representatives.  In the case of GPO’s, the actual sales are made to each GPO’s authorized distributor(s) at the contract price, and the distributor then sells the products to that GPO’s members.  We promote our products directly to the GPO’s members .  For safety and post-sale service reasons, the distributor is required to provide us with the specifics of the ultimate delivery to the client.

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

Sales Representatives

We require our sales representatives to be able to highlight the technical differences between our products and those of our competitors.  This skill requires a high degree of training, as the salesperson must be able to interact and discuss product differences with doctors, pharmacists and other medical staff.  Sales representatives call on office-based healthcare providers and hospital-based healthcare providers, departmental heads, purchasing agents, senior hospital directors, lab directors and pharmacy managers.  We compensate our sales representatives by means of a fixed salary and a bonus component based on sales.  We divide our sales efforts along the lines of our main product categories.  Our sales personnel are primarily located in Europe and the United States, but we also have sales personnel in Latin America and Asia-Pacific.

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

Our distribution network personnel are located in Europe, Latin America, the United States and Asia-Pacific and handle the distribution of our biological medicine, diagnostic and other medical products as well as goods manufactured by other premier healthcare companies that complement our own products.

During 2016, we distributed the majority of our products through our own distribution network.  In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors.  We have a direct presence in 30 countries and we carefully select distributors in the countries were we do not have a direct presence.  We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers and other customers throughout the world.

Our sales, marketing and distribution network included 1,332 employees as of December 31, 2016, which included 1,164 sales and distribution personnel and 168 marketing employees.

Each of our commercial subsidiaries is responsible for the requirements of the local market.  It is our goal for each commercial subsidiary to be recognizable as one of our companies by its quality of service, ethical standards and knowledge of customer needs.  Strong local knowledge enables us to build and maintain long-term relationships with customers to earn their trust and confidence.

Patents, Trademarks and Licenses

Patents and Trademarks

Through our patent ownership, co-ownership and licensing, we seek to obtain and maintain intellectual property protection for our primary products.

As of December 31, 2016, we owned over 2,360 patents and patent applications in various countries throughout the world, of which approximately 535 are in the application process. In some countries, these patents grant a 20-year protection period. Approximately 1,003 of these patents are set to expire in the next ten years, according to the international filing date. As of December 31, 2016, we also owned over 3,000 trademarks in various countries throughout the world, of which approximately 159 are in the application process. In addition, we co-own certain patents and patent applications with third parties, including patent rights co-owned with Novartis following the Novartis Acquisition.

We maintain a department with personnel in Spain and in the United States to handle the patent and trademark approval and maintenance process and to monitor possible infringements.

Plasma Derivative Products

As of December 31, 2016, we owned approximately 1,409 patents and patent applications related to plasma derivatives in various countries throughout the world, including approximately 641 in Europe and 136 in the United States and Canada. The most important of these patents relate to:

•                                          process for the production of virus-inactivated human Gamma Globulin G;

•                                          use of therapeutic human Albumin for the preparation of a drug for the treatment of patients suffering from cognitive disorders;

•                                          process for removing viruses in fibrinogen solutions; and

•                                          preparation of plasminogen.

Hospital and Diagnostic Products

As of December 31, 2016, we owned approximately 918 patents and patent applications related to our Hospital and Diagnostic products throughout the European Union (497), the United States and Canada (93), Latin America, Asia and in the rest of the world.  The most important of these patents relate to the:

•                                          Gri-fill® System, a process for the sterile filling of flexible material bags;

•                                          BlisPack®, a blister handling machine;

•                                          Erytra® , apparatus for the automatic analysis of samples on gel cards; and

•                                          suspension medium of red blood cells.

Licenses from Third Parties

We license certain intellectual property rights from third parties, including Bayer, Singulex and Hologic. Under a licensing agreement with Bayer, Talecris was granted a royalty-free, worldwide and perpetual license covering certain intellectual properties not acquired by Talecris in connection with its formation transaction. We assumed this licensing agreement in connection with the Talecris acquisition. Singulex granted us an exclusive worldwide license under certain intellectual property rights for the use and sale of certain products and services for blood donor and plasma screening. Pursuant to an intellectual property license with  Hologic, we obtained a fully paid-up license to certain of Hologic’s intellectual property for use in the NAT Donor Screening Unit.

Licenses from Government Authorities

Government authorities in the United States, at the federal, state and local level, and in other countries throughout the European Union, Latin America, Asia and elsewhere, through licenses, approvals, reviews, inspections and other requirements, extensively regulate the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of healthcare products such as those that we collect, manufacture, sell or are currently developing.

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities. We have 707 hemoderivative product licenses registered in 93 countries, which include the licenses we hold from the FDA for the sale in the United States of IVIG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC. The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have over 1,889 diagnostic product licenses registered in a total of 72 countries in Europe, the United States, Latin America and Asia. With respect to our various Hospital division products, we have close to 190 licenses for our Hospital division products registered in 38 countries throughout the European Union, Latin America and the United States.

Governmental oversight extends to the various facilities involved in our operations. For example, our Parets and Murcia facilities are subject to applicable regulations and standards of the European health authorities. With respect to oversight by the FDA, our Instituto Grifols Bioscience plant at our Parets facility has been registered with the FDA since 1995, and our other manufacturing facilities maintain FDA registration, and all are subject to FDA standards. We lease most of our plasma collection centers as well as our main laboratory facility located in Austin, Texas, and maintain licenses with the appropriate regulatory authorities, including the FDA, for all of these locations.

For more information on government licenses and regulation, see “— Principal Activities” above and “— E. Regulatory Matters” below.

Regulatory

For detailed information regarding the regulations applicable to our business, see “— E. Regulatory Matters” below.

Insurance Coverage

General and Product Liability

We have a program of insurance policies designed to protect us and our subsidiaries from product liability claims. Effective May 1, 2016, we have product liability insurance coverage for up to $220 million per claim and in annual aggregate for products manufactured in all of our facilities and for third-party products we sell. This policy expires on May 1, 2017. We have elected to self-insure the first $16.5 million per claim and in annual aggregate of our product liability policy through the purchase by one of our subsidiaries of such portion of the insurance policy. See “— Self-insurance” below.

Our master liability program also protects us and our affiliates from certain environmental liabilities arising in those countries in which our subsidiary companies have operations, except in the United States. This risk is covered up to a maximum of $22 million per year and in the aggregate.

Biomat USA and Talecris Plasma Resources maintain a separate liability insurance policy. The policy covers their plasmapheresis business activities and expires on May 1, 2017. The maximum amount of coverage for liability claims under the policy is $10 million per claim and in the annual aggregate. In addition, we have general liability coverage for up to $220 million for those three subsidiaries.

Property Damage and Business Interruption

Our property damage and business interruption insurance program covers us and our subsidiaries (including our United States subsidiaries). This insurance program, which expires on May 1, 2017, covers damages suffered by plants and buildings, equipment and machinery. Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1 billion per occurrence. It also covers material damages produced by flooding, for up to €100 million per claim and in the annual aggregate.

In addition, this policy covers loss of profit for a period of 24 months with a deductible equivalent to up to five business days of lost profits. Pursuant to the loss of profit benefit, in the event that any or all of our plants stop production due to an event not excluded under the policy, the insurer covers fixed expenses, in addition to net profits we did not earn during the term of coverage.

We also have a transit and inventory insurance program, which covers damages to raw materials, supplies, semi-finished products and finished products for up to $25 million per claim for transit and $650 million for inventory in annual aggregate.

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance Ltd., one of our wholly owned subsidiaries. We self-insure the first $16.5 million per claim per year of our product liability policy, the first €200,000 per loss for property damage and the first ten days of lost profits, the first $27,000 per claim for transit losses and the first €200,000 per claim for inventory losses. These amounts are in excess of the deductibles for each of the policies that make up our insurance programs.

C.                                    Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2016, of 57 companies.  Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated.  In addition, there were eight companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.                                    Property, Plant and Equipment

Our headquarters is located in Barcelona, Spain.  As of December 31, 2016, we owned or leased facilities in five countries.  We currently own or lease eleven manufacturing facilities in nine locations, three of which have plasma fractionation capabilities.  The table below shows the geographic location and business purpose of each facility as of December 31, 2016.

Location	Facility	Own/Lease (2)	Business Purpose
Parets del Vallès, Spain	Industrial Facility One Parets	Own; 34% of the property is leased	Plasma fractionation Manufacture of plasma derivatives & division support activities

	Industrial Facility Two Parets	Own; 20% of the property is leased	Manufacture of Diagnostic and Hospital products

	Industrial Facility Three Parets	Own; 87% of the property is leased	Plasma storage & other operating activities

Los Angeles, California, USA	Industrial Facility USA	Own; 7% of the property is leased	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Clayton, North Carolina, USA	Clayton Facility	Own	Plasma fractionation Manufacture of plasma derivatives

Emeryville, California, USA	Emeryville Facility	Own; 27% of the property is leased	Manufacture of Diagnostic products

City of Industry, California, USA	City of Industry USA	Lease	Plasma storage

Murcia, Spain	Industrial Facility Murcia	Lease	Manufacture of Hospital products

Location	Facility	Own/Lease (2)	Business Purpose
Fribourg, Switzerland	Industrial Facility Switzerland	Lease	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	Own	Manufacture of Diagnostic products

Austin, Texas, USA	Plasma Testing Lab	Lease	Plasma testing

San Marcos, Texas, USA	Plasma Testing Lab	Own	Plasma testing

Benson, North Carolina, USA	Benson Facility	Lease	Plasma storage

Dublin, Ireland	Global Operations Center	Own(1)	Operating activities related to the Bioscience division

Sant Cugat del Vallès, Spain	Headquarters	Lease	Headquarters

(1)         We hold a 999 year leasehold interest in the property.

(2)         Lease percentage based on property size.

In addition, pursuant to the Hologic Transaction, which was completed on January 31, 2017, we acquired a facility located in San Diego, California. At the San Diego facility, we will manufacture the oligos and other critical components of the TMA amplified NAT kits for blood and plasma infectious diseases screening. Specific components focused on HIV, hepatitis B and C, Parvo and Zika are being manufactured at the San Diego facility.

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

The Parets facility has a fractionation capacity of 4.2 million liters per year and a unique design that separates the maintenance area from the clean areas required for the fractionation and purification procedures.  This design, which we developed in house, minimizes the risk of contamination and reduces maintenance costs.  In addition to licenses from the European Union and other authorities for the production of various plasma derivative products, the Parets facility is licensed by the FDA for the production of Albumin and IVIG.  We are one of the few European plasma derivatives plants to be licensed by the FDA.  In addition to the plasma fractionation facilities, the Parets facility also has energy generation, research and development, packaging and storage facilities for the Bioscience division and the Hospital division.  The Parets facility holds ISO 14000 and ISO 9001 certifications for its parenteral solutions and diagnostic manufacturing facilities. In addition, the Clayton facility in North Carolina received the ISO 14001 certification by TÜV Rheinland Iberica Inspection, Certification & Testing S.A during the year. The ISO 14001 certification recognizes excellence and continuous improvement in environmental performance. The scope of the certification includes research, development, production and quality control of pharmaceutical specialties derived from human plasma at the Grifols Clayton facility.

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

As a result of the Talecris acquisition, we acquired the Clayton facility.  Since the acquisition, the Clayton facility has benefited from significant capital investment, including compliance enhancements, general site infrastructure upgrades, capacity expansions and new facilities, such as its chromatographic purification facilities and its high capacity sterile filling facility.  The Clayton facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture.  We completed construction and received FDA approval of the new Clayton fractionation plant in 2014, which expanded our fractionation capacity at Clayton to approximately six million liters per year. In 2015 and 2016, we operated our two Clayton fractionation facilities while transitioning all fractionation to the newly constructed one, which we expect will decrease our gross profit on Clayton products during those two years. The transition of all significant production was successfully completed during 2016.

Global Operations Center

In the last quarter of 2015, we officially opened a global operations center for our Bioscience division. The new facilities, located in Dublin, Ireland, occupy 22,000 square meters. The new facility will centralize decision-making with regard to commercial policy, R&D policy and supply chain global management. It will house Bioscience’s global logistics and distribution activities; warehousing of plasma, intermediate paste and finished product, labelling, packaging and final conditioning of the product; as well as regulatory and quality activities relating to the supply of plasma and plasma derivatives. It also centralizes our treasury function and acts as our point of access to the capital markets. The global operations center for the Bioscience division came on stream as planned.

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

The BLA Approval Process

Drugs that are also biological products, such as our plasma derivative products IVIG, A1PI, Factor VIII and Albumin, and also certain in vitro diagnostic products associated with testing blood and blood components, must also satisfy the requirements of the PHS Act and its implementing regulations.  In order for a biological drug product, or for these in vitro diagnostic tests, to be legally marketed in the United States, the product must have a BLA approved by the FDA.

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

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators, including reports regarding adverse events and safety issues.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications.  Under the Pediatric Research Equity Act of 2003, BLAs, or supplements to BLAs, must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective.  The FDA may grant deferrals for submission of data or full or partial waivers.  Unless otherwise required by regulation, the Pediatric Research Equity Act of 2003 does not apply to any drug for an indication for which orphan designation has been granted.  The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.  In most cases, the BLA must be accompanied by a substantial user fee.

The FDA will initially review the BLA for completeness before it accepts the BLA for filing.  After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether a product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality, purity and potency.  The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation, and recommendation as to whether the application should be approved and under what conditions.  The FDA is not bound by the recommendations of the advisory committee, but it considers such recommendations carefully when making decisions.

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

Further, the Healthcare Reform Law introduced a new abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a BLA.  This abbreviated approval pathway is intended to permit a biosimilar to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product.   The law provides that no biosimilar application may be accepted for the FDA for review until 4 years after the date reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product.  The extent to which a biosimilar, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

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

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition” that affects fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for such a disease or condition will be recovered from sales in the United States for that drug.  Orphan drug designation must be requested before submitting an application for marketing approval.  Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.  Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user fee exemptions.  In addition, if a product that has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or a meaningfully different mode of administration.  Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity.  However, if a company with orphan drug exclusivity is not able to supply the market, the FDA could allow another company with the same drug a license to market for said indication.  The FDA granted Gamunex® IVIG orphan drug status, which provided marketing exclusivity for the CIDP indication in the United States through September 2015.  Gamunex® IVIG was the first IVIG product approved for CIDP in the United States. We also have an orphan drug designation in the United States for the use of Plasmin for aPAO but we do not yet have marketing authorization.

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

Drug Supply Chain Security Act

The federal Drug Quality and Security Act of 2013 brought about significant changes with respect to pharmaceutical supply chain requirements and pre-empts state law.  Title II of this measure, known as the Drug Supply Chain Security Act, or the DSCSA, is being phased in over 10 years, and is intended to build a national electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States, including certain of our products.  The law’s track and trace requirements applicable to manufacturers, wholesalers, repackagers and dispensers (e.g., pharmacies) of prescription drugs began to take effect in January 2015.  The DSCSA product tracing requirements replaced the former FDA drug pedigree requirements and pre-empt state requirements that are inconsistent with, more stringent than, or in addition to, the DSCSA requirements.  Also in January 2015, the DSCSA required manufacturers and wholesale distributors to have systems in place by which they can identify whether a product in their possession or control is a “suspect” or “illegitimate” product, and handle it accordingly.  The DSCSA established certain requirements for the licensing and operation of prescription drug wholesalers and third party logistics providers, or 3PLs, and includes the creation of national wholesaler and 3PL licenses in cases where states do not license such entities.  The DSCSA requires that wholesalers and 3PLs distribute drugs in accordance with certain standards regarding the recordkeeping, storage and handling of prescription drugs.  Beginning January 1, 2015, the DSCSA required wholesalers and 3PLs to submit annual reports to the FDA, which include information regarding each state where the wholesaler or 3PL is licensed, the name and address of each facility and contact information.  According to FDA guidance, states are pre-empted from imposing any licensing requirements that are inconsistent with, less stringent than, directly related to, or covered by the standards established by federal law in this area.  Current state licensing requirements will likely remain in effect until the FDA issues new regulations as directed by the DSCSA.  We believe that we are substantially compliant with applicable DSCSA requirements.

Anti-fraud and Abuse Regulation

Since we supply products and services that are reimbursed by U.S. federally funded programs such as Medicare and Medicaid, our activities are also subject to regulation by CMS and enforcement by HHS OIG.  The Anti-Kickback Law prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a government health care program.  Many states have similar laws.  Courts have interpreted this law very broadly, including by holding that a violation has occurred if even one purpose of the remuneration is to generate referrals, even if there are other lawful purposes.  There are statutory and regulatory exceptions, or safe harbors, that outline arrangements that are deemed lawful.  However, the fact that an arrangement does not fall within a safe harbor does not necessarily render the conduct illegal under the Anti-Kickback Law.  In sum, even legitimate business arrangements between the companies and referral sources could lead to scrutiny by government enforcement agencies and require extensive company resources to respond to government investigations.  Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing.  Violations of the Anti-Kickback Law can result in substantial legal penalties, including, among others, civil and criminal penalties or exclusion from participation in federal health care programs, including Medicare and Medicaid.  The Healthcare Reform Law strengthened provisions of the Anti-Kickback Law.

The FCA is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government.  In addition, the Healthcare Reform Law amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government.  For the purposes of these recent amendments, an “obligation” includes an identified overpayment, which is defined broadly to include “any funds that a person receives or retains under Medicare and Medicaid to which the person, after applicable reconciliation, is not entitled …”

Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and, if applicable, particular states) under the FCA or equivalent state statutes.  “False claims” can result not only from noncompliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from noncompliance with other laws, such as the Anti-Kickback Law (which was explicitly confirmed in the Healthcare Reform Law), or laws that require quality care in service delivery.  The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain (up to 30% of the government’s recovery plus legal fees) to private citizens who prevail.  When a private party brings a whistleblower action under the FCA, the defendant is not made aware of the lawsuit until the government starts its makes a decision on whether it will intervene.  Many states have enacted similar laws, and these state laws have their own penalties which may be in addition to federal FCA penalties.  The bringing of any federal FCA action could require us to devote resources to investigate and defend the action.  Violations of the FCA can result in treble damages, and each false claim submitted can be subject to a penalty ranging from $10,781 to $21,563 per claim.

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

•                                          To determine which companies are eligible for SME incentives, the EMA applies the definition of micro-, small- and medium-sized enterprises provided in the Commission of the European Communities’ Commission Recommendation 2003/361/EC.  To qualify for assistance, companies must be established in the European Economic Area, employ less than 250 employees and have an annual turnover of not more than €50 million or an annual balance sheet total of not more than €43 million.

•                                          full reduction for pre-authorization inspections and 90% reduction for post-authorization inspections for small- and medium-sized enterprises;

•                                          full reduction for SMEs for new applications for Community marketing authorization and 10% reduction for non-SME sponsors; and

•                                          full reduction for post-authorization activities including annual fees only to small and medium sized enterprises in the first year after granting a marketing authorization.

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

In addition to requiring the submission of a license application containing documentation supporting the safety, efficacy and quality of the product, many countries require the submission of FDA Export Certificates for our products to provide assurance that such products can be legally marketed in the United States.  The Certificate of Pharmaceutical Product, or CPP, and/or the Certificate to Foreign Government, or CFG, are issued by the FDA at the request of the manufacturer seeking licensing in the country outside the United States.  The CPP conforms to the format established by the World Health Organization, or WHO, and is intended for use by the importing country when considering whether to license the product in question for sale in that country.  The CFG serves to document that the product can be legally marketed in the United States and the manufacturer is in compliance with GMP.  A limited number of regulatory authorities in countries outside United States, Canada and Europe conduct onsite inspections to verify GMP compliance.  Failure to maintain and document GMP compliance could result in withdrawal of marketing authorization.  In addition changes to manufacturing or testing procedures for the product require approval of the change in the United States prior to the submission of the variation to the registration in the international market.  These changes may require approval in each market in order to maintain product distribution.  Furthermore, any changes in the distributors supporting our export business could result in a loss of sales.

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

In the United States, our products are reimbursed or purchased under several government programs, including Medicaid, Medicare Parts B and D and the 340B/PHS program, and pursuant to our contract with the Department of Veterans Affairs.  Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low income individuals.  Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states.  The rebate amount for most brand name drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and Best Price per unit and adjusted by the CPI-U, subject to certain exceptions (for example,  for certain clotting factors, such as Factor VIII and Factor IX, of the rebate amount is the greater of 17.1% of the AMP per unit or the difference between the AMP and the Best Price per unit and adjusted by the CPI-U.  For non-innovator multiple source (generic) drugs, the rebate percentage is equal to a minimum of 13.0% of AMP.  The Healthcare Reform Law also extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations.

In addition, the statutory definition of AMP changed in 2010 as a result of the Healthcare Reform Law.  On January 21, 2016, CMS issued a final rule, effective on April 1, 2016, providing a regulatory definition of “AMP” along with other changes to the price reporting process.  We believe our reporting meets the obligations contained in the final rule.

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon ASP.  Beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient schedules changed to ASP + 6%.  This payment was based on a volume-weighted average of all brands under a common billing code.  After changes in certain prior years, CMS increased the rate back to + 6% for 2013 and maintained the same rate for 2014 through 2017.  In addition, under the Bipartisan Budget Act of 2013 and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2025.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.  Other pricing concerns in the United States include that President Trump has suggested he would support pharmaceutical pricing negotiations on behalf of Medicare and certain Senators have stated their intent to introduce a bill authorizing importation of pharmaceuticals where pharmaceutical prices of certain products in the United States are deemed excessive.  It is not clear that any such pricing negotiation or importation measures will be enacted.

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

The availability of federal funds to pay for our products under the Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS drug pricing program.  The 340B drug pricing program extends discounts to a variety of community health clinics and other specified entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals.  The PHS ceiling price cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount.  We have entered into a PPA with the government in which we agree to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use.  Additional legislative changes to the 340B program have been proposed, though it is too early to determine which changes will be adopted or what their impact will be. Evolving requirements with respect to this program continue to be issued by the HRSA of HHS, the federal agency responsible for oversight of the 340B/PHS program, which creates uncertainty.  For example, on January 5, 2017, a final rule was published in the Federal Register. The regulation’s effective date is March 21, 2017, and HRSA has stated that it plans to begin enforcing the requirements of this final rule effective April 1, 2017. The rule includes provisions on how to calculate the ceiling price for covered outpatient drugs under the 340B program and addresses the imposition of civil monetary penalties, or CMP, would be imposed on a manufacturer that knowingly and intentionally overcharges a covered entity.  We believe that we meet the requirements of the 340B/PHS program, but we are continuing to review and monitor these and other HRSA proposals.

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

The Healthcare Reform Law imposed a fee on manufacturers and importers of branded prescription drugs and biologics based on their sales to United States government health programs.  An aggregate annual fee of $3.0 billion was imposed on all covered entities for 2014 through 2016.  The aggregate fee is allocated among applicable manufacturers and importers, including us, based on their relative sales to government health programs, and on July 28, 2014, the U.S. Internal Revenue Service issued a final rule, regarding the calculation and payment of this fee.  The aggregate fee is scheduled to increase up to $4.1 billion for 2018, and is scheduled to be reduced to $2.8 billion for 2019 and thereafter.  Beginning in 2013, the Healthcare Reform Law also imposed a new excise tax on many medical devices equal to 2.3% of the sales price, and excludes devices generally purchased by the general public at retail for individual use.  However, with respect to the medical device excise tax, a two-year moratorium was imposed under the Consolidated Appropriations Act, 2016, suspending the imposition of the tax on device sales during the period beginning January 1, 2016 and ending December 31, 2017.  Diagnostic division equipment that we manufacture or import into the United States may be subject to these taxes.  In addition, the Prescription Drug User Fee Act, or PDUFA, first enacted in 1992, sets forth user fees that pharmaceutical and biological companies pay to the FDA for:  certain applications for approvals of drugs and biologicals; the establishments where the products are made; and the products themselves.  The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures.  PDUFA is subject to reauthorization by Congress every five years, and in January 2012, after a lengthy process involving significant industry input, the FDA submitted its final recommendations to Congress for the fifth PDUFA reauthorization, which was signed into law in July 2012.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement.  Federal, state and local governments in the United States have enacted and continue to consider additional legislation to limit the growth of healthcare costs, including the costs of prescription drugs.  Existing and future legislation could limit payments for our existing products or for drug candidates that we are developing, including possibly permitting the federal government to negotiate prices directly with manufacturers.  In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing.  For a discussion of certain risks related to reimbursement and pricing, see Item 3 of this Part I, “Key Information — D. Risk Factors — Risks Relating to the Healthcare Industry — The implementation of the Healthcare Reform Law in the United States may adversely affect our business.”

Other Governmental Regulation

Our operations and many of the products that we manufacture or sell are subject to extensive regulation by numerous other governmental agencies, both within and outside the United States non-compliance with which could adversely affect our business, financial condition and results of operations.  In the United States, apart from the agencies discussed above, our facilities, operations, employees, products (their manufacture, sale, import and export) and services are regulated by the Drug Enforcement Agency, the

Environmental Protection Agency, the Occupational Health & Safety Administration, the Department of Agriculture, the Department of Labor, Customs and Border Protection, the Transportation Security Administration, the Department of Commerce, the Department of Treasury, the DOJ, the U.S. Office of Foreign Assets Control and others. State and local agencies also regulate our facilities, operations, employees, products and services within their respective states and localities.  Government agencies outside the United States also regulate public health, product registration, manufacturing, environmental conditions, labor, exports, imports and other aspects of our global operations.  For further discussion of the impact of regulation on our business, see Item 3 of this Part I, “Key Information — D. Risk Factors — Risks Relating to the Healthcare Industry — Certain of our business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state laws.  Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us.”

Item 4.A.                                             UNRESOLVED STAFF COMMENTS

None.

Item 5.                                                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2016 and 2015, and for the three years ended December 31, 2016, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.  You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

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

We have prepared our audited consolidated financial statements as of December 31, 2016 and 2015, and for the three years ended December 31, 2016 in accordance with IFRS, as issued by the IASB.  The financial information and related discussion and analysis contained in this item are presented in euro except as otherwise specified.  Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2016 and 2015, and for the three years ended December 31, 2016.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.            Operating Results.

Subsequent Events

Announcement regarding Redemption of Existing Notes

On March 20, 2017 we announced that we intend to redeem the Existing Notes on April 19, 2017 (or any other later date as we notified to the relevant noteholders with at least two business days in advance (provided that such date falls between after 30 days but not beyond 60 days of the original redemption notice (March 20, 2017)).  The redemption of the Existing Notes is subject to the satisfaction of each of the following conditions precedent: (i) the closing of a senior notes offering by the Issuer or any of its subsidiaries in an aggregate principal amount of up to €1,000,000,000, and (ii) the delivery to the Trustee of written notice in the form of an Officer’s Certificate by the Issuer (in its sole and absolute discretion) to the effect that the Closing has occurred. See Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit,” for terms of the New Credit Facilities, the Existing Notes, European Investment Bank Term Loan and for more detailed information.

The  Hologic Transaction

On December 14, 2016, we entered into the Hologic Agreement with Hologic.  The Hologic Transaction closed on January 31, 2017, at which time we paid a purchase price of $1.865 billion to Hologic.  Prior to the transaction, we and Hologic jointly operated this business, with Hologic responsible for research and development and manufacturing of the Procleix® blood screening products and Grifols responsible for their commercialization worldwide.

Investment in Access Biologicals, LLC

On January 10, 2017, we acquired 49% of the voting rights of Access Biologicals, LLC, or Access Biologicals, for $51 million.  We were also granted the option, exercisable in 2022, to purchase the remaining 51% of the voting rights of the company for a multiple of its earnings. Access Biologicals is based in Vista, California and collects and manufactures an extensive biological product portfolio. It provides support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

Refinancing

The 2014 Credit Facilities were repaid on January 31, 2017 with the proceeds of the New Credit Facilities that we entered into on January 31, 2017 and cash on hand.  The New Credit Facilities consist of the Senior Term Loans and the Revolving Loans, which are subject to customary flex provisions.  For a description of the principal terms of the New Credit Facilities, please see Item 5 of this Part I, “Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources — Sources of Credit — New Credit Facilities.”

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

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products.  Our ability to continue to increase our revenue depends substantially on increased access to plasma.  We obtain our plasma from the United States primarily through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints.  In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 171 operating plasma collection centers located across the United States.  We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers.  Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. (merged with Biomat USA in 2015) in 2006; eight plasma collection centers from a subsidiary of Baxter (now Shire) in 2006; four plasma collection centers from Bio Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma.  Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers. In 2016, we purchased equity interests in the IBBI Group (a 49.19% equity interest in IBBI, a 48.97% equity interest in Bio-Blood and a 48.90% equity interest in PBS) , one of the main private and independent plasma suppliers in the United States, with the option to purchase the remaining 51%. In February 2017, we purchased six collection centers from Kedplasma LLC. We plan to reach 225 FDA-approved plasma collection centers by 2021.

In 2016, our plasma collection centers obtained approximately 8.8 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties).  We believe that our plasma requirements through 2018 will be met through:  (i) plasma collected through our plasma collection centers and (ii) plasma purchased from third-party suppliers pursuant to various plasma purchase agreements.

Acquisitions

The  Hologic, Inc. Acquisition

On December 14, 2016, we entered into the Hologic Agreement with Hologic.  The Hologic Transaction closed on January 31, 2017, at which time we paid a purchase price of $1.865 billion to Hologic.  Prior to the transaction, we and Hologic jointly operated this business, with Hologic responsible for research and development and manufacturing of the Procleix® blood screening products and Grifols responsible for their commercialization worldwide.

Investment in Access Biologicals, LLC

On January 10, 2017, we acquired 49% of the voting rights in Access Biologicals for $51 million.  We were also granted the option, exercisable in 2022, to purchase the remaining 51% of the voting rights of the company for a multiple of its earnings. Access Biologicals is based in Vista, California and collects and manufactures an extensive biological product portfolio. It provides support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development

Investment in Singulex, Inc.

On May 13, 2016, we invested $50 million in Singulex, Inc., or Singulex, to acquire  20% of the common stock interest in Singulex. In connection with the investment, Singulex also granted us an exclusive worldwide license under certain intellectual property rights for the use and sale of certain products and services for blood donor and plasma screening, which will help to further ensure the safety of our blood and plasma products.

Singulex is the developer of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery. This technology enables the detection of disease biomarkers that were previously undetectable. Singulex is developing a fully-automated in vitro diagnostics system that will allow the company to bring its technology to hospitals and laboratories worldwide. Singulex provides clinical laboratory testing services to enhance the early detection of cardiac and vascular disorders and sells immunoassay tests and services.

Investment in the Interstate Blood Bank Group

On April 11, 2016, Grifols Worldwide Operations Limited acquired a 49.19% equity interest in Interstate Blood Bank, Inc., a 48.97% equity interest in Bio-Blood Components, Inc., and a 48.90% equity interest in Plasma Biological Services, LLC, collectively referred to herein as the “IBBI Group”, for $100 million. We were also granted the option, exercisable in 2019, to purchase the remaining 51% of the voting rights of the IBBI Group for $100 million, and we paid an additional $10 million for this option. The transactions with the IBBI Group closed on May 11, 2016. IBBI Group’s principal business is the collection of plasma for the plasma fractionation industry.

Acquisition of Progenika

On March 3, 2016, we announced the acquisition of shares representing 32.93% of the economic and voting rights of Progenika Biopharma, S.A., or Progenika, for a total amount of €25 million. The acquisition involved the execution of the put and call options that certain shareholders of Progenika and Grifols granted to each other on February 27, 2013. As a result, Grifols has increased its stake in Progenika to 89.25% of the share capital.

Fifty percent of the purchase price was paid in exchange for 876,777 non-voting class B shares of Grifols, with a face value of € 0.05 each. The remaining 50% of the price was paid in cash.

AlbaJuna Therapeutics Investment

In January 2016, we acquired 30% of the equity of AlbaJuna Therapeutics S.L. for  €3.75 million in cash to fund the development and manufacture of therapeutic antibodies against HIV. The initial investment will be increased upon achievements of agreed upon development milestones.

AlbaJuna Therapeutics, a spin-off from the AIDS Research Institute, IrsiCaixa, promoted jointly by Obra Social “la Caixa” Foundation and the Department of Health of the Generalitat de Catalunya, was established to promote the pre-clinical and clinical development of monoclonal antibodies that neutralize the action of HIV in the body while they increase the activity of the natural killer cells that have the task of destroying infected cells.

Alkahest Investment

In March 2015, we entered into a definitive agreement to acquire 47.58% of the equity of Alkahest, Inc., a California biopharmaceutical company, for a $37.5 million payment upon entry into the agreement and a further payment of $12.5 million as collaboration fees and to fund the development of Alkahest’s plasma-based products. We provide Alkahest with milestone payments and royalties on the sales of such products.

Kiro Grifols Acquisition and Joint Venture

In September 2014, we acquired 50% of the voting and economic rights of Kiro Grifols for €21 million. Kiro Grifols, a spin-off of MONDRAGON Health, a strategic unit of the MONDRAGON Corporation, is a Spanish technological company that develops, manufactures and sells machinery and equipment designed to automate or control critical hospital processes, such as dose dispensing in hospital pharmacy and clinical diagnostic services. It also develops technologies designed to improve the efficiency, safety and quality of hospital processes, such as the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products.

In connection with the Kiro Grifols acquisition, we also signed a joint venture agreement with the other shareholders of Kiro Grifols S.L., which are also part of the MONDRAGON Corporation.  The joint venture agreement governs, among other items, our equity investment, establishing a four-year lock-up period after which we may transfer shares subject to customary restrictions, including sale rights, preferential purchase rights and drag-along and tag-along rights, as well as representation on Kiro Grifols’ board of directors, internal management and other governing bodies.

Novartis Acquisition

In January 2014, we concluded the acquisition of a diagnostic business unit related to transfusion medicine and immunology of the Swiss company Novartis for a total amount of $1.7 billion (€1.2 billion).  The Novartis Acquisition was structured through our newly created 100% owned subsidiary, Grifols Diagnostic Solutions Inc.  See Item 4 of this Part I, “Information on the Company — A. History of and Development of the Company — Important Events — The Novartis Acquisition and Related Financing.” To finance the Novartis Acquisition, we entered into the Bridge Loan Facility, pursuant to which we borrowed $1.5 billion of loans on January 3, 2014, which was repaid in full with the proceeds of  the 2014 Credit Facilities.

TiGenix Acquisition

In November 2013, we acquired 21.30% of the common stock of the biotechnological company TiGenix N.V. through the subscription of a capital increase with exclusion of preferential subscription rights for €12 million.  Primarily as a result of two private placements by TiGenix in 2015 and 2016, our percentage of equity ownership has been diluted to 16.90% at December 31, 2016. TiGenix is listed on the NYSE Euronext Brussels under the symbol “TIG,” and is based in Leuven, Belgium but has commercial offices in Madrid.  TiGenix is a Belgian cell therapy company that is a global leader in the field of mesenchymal stem cell therapy, and the first European company that obtained an approval for a cell based medicinal product by the EMA, namely ChondroCelect.  This investment was carried out through Gri-Cel.

In 2016, our significant influence over Tigenix investment ceased, as evidenced by the resignation of our preferred rights to distribute the main drug under investigation by Tigenix and the Grifols Group no longer appointing board members. We do not expect to appoint board members going forward.

Aradigm Stock Subscription

In August 2013, we closed a transaction with Aradigm, a company engaged in the development and commercialization of inhaled drugs for the treatment of severe respiratory diseases.  We entered into an exclusive worldwide license agreement to develop and commercialize Pulmaquin, an inhaled ciprofloxacin product. In conjunction with the licensing agreement, we acquired 35% of Aradigm’s common stock on a fully diluted basis for $26 million (€20.6 million).

Investment in VCN Bioscience

In July 2012, we acquired, through Gri-Cel, 40% of the share capital of VCN Bioscience, S.L., a Spanish biotechnology firm specializing in the research and development of new therapeutic approaches for tumors based on the use of oncologic viruses, for €1.5 million.  In February 2014, we increased our share capital in VCN Bioscience by approximately €700,000, bringing our interest in VCN Bioscience to 49.5%. Furthermore, in November 2015, we increased our share capital in VCN Bioscience by €2.5 million, bringing our interest up to 68.01%. Furthermore, in December 2016, we increased our share capital in VCN Bioscience by €5 million, bringing our interest up to 81.34%.

VCN Bioscience’s most advanced project focuses on the treatment of pancreatic cancer, and our investment will enable it to continue to develop this new therapeutic approach, which is currently being tested in two Phase I clinical trials.  In addition, a second VCN therapeutic approach, VCN-02, is scheduled to enter preclinical regulatory studies in the first half of 2017. We have committed under certain conditions to finance VCN Bioscience’s ongoing projects for a minimum of €5 million, which we expect to achieve by continuing to increase our share capital in VCN Bioscience.

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

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2016, as compared to the year ended December 31, 2015:

	Year Ended December 31,		Change
	2016	2015	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	4,049,830	3,934,563	115,267	2.9
Cost of sales	(2,137,539)	(2,003,565)	(133,974)	6.7
Gross profit	1,912,291	1,930,998	(18,707)	(1.0)
Research and development	(197,617)	(224,193)	26,576	(11.9)
Selling, general and administration expenses	(775,266)	(736,435)	(38,831)	5.3
Operating expenses	(972,883)	(960,628)	(12,255)	1.3
Operating result	939,408	970,370	(30,962)	(3.2)
Finance income	9,934	5,841	4,093	70.1
Finance costs	(244,829)	(240,335)	(4,494)	1.9
Change in fair value of financial instruments	(7,610)	(25,206)	17,596	(69.8)
Impairment and gains/(losses) on disposal of financial instruments	—	—	—	—
Exchange differences	8,916	(12,140)	21,056	(173.4)
Finance result	(233,589)	(271,840)	38,251	(14.1)
Share of (losses) of equity accounted investees	6,933	(8,280)	15,213	(183.7)
Profit before income tax	712,752	690,250	22,502	3.3
Income tax expense	(168,209)	(158,809)	(9,400)	5.9
Profit after income tax from continuing operations	544,543	531,441	13,102	2.5
Consolidated profit for the year	544,543	531,441	13,102	2.5

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue.  See Note 23 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue increased by €115.3 million from €3.9 billion in 2015 to €4.0 in 2016.  This 2.9% (3.1% at constant currency) net revenue increase is the result of the negative impact of USD/EUR and other exchange rate fluctuations in the amount of €5.2 million and increased net revenue mainly driven by the Bioscience division.

The following table reflects a summary of net revenue by each of our divisions for 2016, as compared to 2015:

Summary of Net Revenue by Division	Year ended December 31, 2016	% of total net revenue	Year ended December 31, 2015	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	3,228,275	79.7	3,032,111	77.1	6.5	6.6
Diagnostic	663,983	16.4	691,452	17.6	(4.0)	(3.9)
Hospital	98,583	2.4	96,245	2.4	2.4	4.5
Sub total	3,990,841	98.5	3,819,808	97.1	4.5	4.6
Raw Materials and Others(2)	58,989	1.5	114,755	2.9	(48.6)	(49.0)
Total	4,049,830	100.0	3,934,563	100.0	2.9	3.1

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

Bioscience.  Net revenue for the Bioscience division increased by 6.5% (6.6% at constant currency) from €3.0 billion in 2015 to €3.2 billion in 2016. The United States, China and Spain were the division’s principal country drivers, and the main plasma drugs marketed by Grifols saw significant growth. Noteworthy items include the growth recorded for IVIG; the growth of Albumin in China and Latin America; the significant increases in sales of alpha-1 antitrypsin resulting from the strategy of improving the diagnosis of the deficiency in this protein; and the growth of plasma-derived Factor VIII. The significant increase in sales volume continues to be the main driver of growth, although there is also a positive price impact. The geographic mix also had a positive impact on revenues in 2016.

The volume of sales of immunoglobulin (IVIG) remained solid throughout the year, with growth in all the regions. We maintained our global leadership of IVIG sales. Demand for IVIG continued to be strong in the U.S. market as a result of the efforts made to promote better diagnosis and greater use for the treatment of neurological diseases such as CIDP, a segment led by us. Sales of Albumin continued to make a significant contribution to the Bioscience division’s growth, supported by significant increases in sales in China and the United States. There was substantial growth in Latin America, India and Indonesia as a result of marketing efforts focused on promoting expansion in these areas. Additionally there was gradual growth in countries such as Turkey, Thailand and Brazil. We are the leader in alpha-1 antitrypsin and actively promote the diagnosis of deficiency in this protein (AATD) in Europe and the United States and is beginning to do so in Latin America. The significant increase in sales of this plasma product validates the marketing efforts made and confirms the efficacy of the strategy being developed in these priority markets to boost growth in demand. Improvements in the identification of patients and the diagnosis of AATD continues to be one of the strategic pillars for the growth of demand in the sector. Sales of Factor VIII rose significantly in the United States, driven by increased preference for the natural protection benefits of Alphanate®. We also strengthened the position of Alphanate® as the most prescribed plasma-derived Factor VIII in the United States. In addition, the results of the Survey of Inhibitors in Plasma-Products Exposed Toddlers, or SIPPET,  study are influencing the choice of treatment for previously untreated patients with severe hemophilia A.

Diagnostic.  Diagnostic division net revenue decreased by 4.0% (3.9% at constant currency) from €691.5 million in 2015 to €664 million in 2016.  This is the division of the group that has a presence in the most countries. Growth was notable in the United States, Argentina, Saudi Arabia, Turkey, Switzerland, China and Australia. For comparison purposes, the revenues reported in 2015 included the impact of the contracts for systems using NAT technology (Procleix® NAT Solutions) signed with the Japanese Red Cross, as well as higher revenues deriving from the old contract with Abbott Laboratories for the production of antigens. This contract, signed in July 2015, for a total value of approximately $700 million, extended the supply of antigens until 2026.

We are a global leader in transfusion diagnostics. Revenues from sales of laboratory systems using NAT technology (Procleix® NAT Solutions) for virological screening of blood and plasma donations remained stable in the main markets, including the United States, where we have a market share close to 80%. The expansion of this technology in Asia (especially in China) and the Middle East is positive, as shown by the agreements signed with the Malaysian National Blood Bank and the Saudi Arabian Ministry of Health, among others. In the second half of the year, there was a positive impact from the Zika virus blood screening test, developed jointly with Hologic to tackle the Zika virus outbreak that occurred in 2016. In June 2016, the FDA approved the test for use in the United States under an IND research protocol. In December 2016, we obtained CE marking for our Zika virus screening test. After the end of 2016, we completed the Hologic Transaction in order to enhance our vertical integration and further promote the development of new tests and screening routines for emerging viruses. The blood typing line has continued to be one of the division’s growth drivers. Sales of analyzers (Wadiana® and Erytra®) maintained their upward trend, and a new autoanalyzer (Erytra® Eflexis®) was developed in order to offer differentiated products in mature markets such as Europe. The launch in the main countries of the European Union is planned for 2017. Sales of antigens used to manufacture diagnostic immunoassays continue to be impacted by the major cost-reduction initiative being led by us within the framework of the joint-business agreement with Ortho Clinical Diagnostics, as well as by lower revenues obtained in 2016 under the old contract with Abbott Laboratories, from July 2015. In the area of specialty diagnostics, the company continues to work on increasing its clinical diagnostics portfolio and developing new diagnostic tests for personalized medicine through Progenika.

Hospital.  Net revenue from the Hospital division increased by 2.4% (4.5% at constant currency) from €96.2 million in 2015 to €98.6 in 2016. Sales in Spain remained stable, whereas there were significant variations in the international markets. We continue to promote the internationalization of the division, and 29% of net revenue in 2016 are currently generated outside Spain. There was notable growth in the United States and significant progress in Portugal. The appointment in 2016 of a new commercial president of the division and the greater internationalization that is being pursued as the main growth strategy will contribute to a strengthening of revenues in the coming years. By product line, Intravenous Solutions and Pharmatech, which include intravenous therapy devices (i.v. Tools) and Hospital Logistics, were the main drivers of growth.

Raw Materials and Others.  Net revenue from Raw Materials and Others decreased by 48.6% (49.0% at constant currency) from €114.8 million in 2015 to €59 million in 2016 mainly as a result of the expected decrease of royalties’ revenue related to the transfusion diagnostic unit acquired with the Novartis Diagnostic Business.

The following table reflects a summary of net revenue by each of our geographic regions for 2016 as compared to 2015:

Summary of Net Revenue by Region	Year ended December 31, 2016	% of total net revenue	Year ended December 31, 2015	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	640,249	15.8	662,917	16.8	(3.4)	(2.7)
Spain	217,497	5.4	207,641	5.4	4.7	4.7
United States and Canada	2,663,197	65.8	2,505,791	63.7	6.3	5.6
Rest of the World	687,395	17	651,100	16.6	5.6	8.4
Subtotal	3,990,841	98.5	3,819,808	97.1	4.5	4.6
Raw Materials and Others (3)	58,989	1.5	114,755	2.9	(48.6)	(49.0)
Total	4,049,830	100.0	3,934,563	100.0	2.9	3.1

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

We believe that our ongoing internationalization has helped to improve our sales performance.  We have seen a gradual reduction in the proportion of net revenue to total net revenue accounted for by Spain, remaining consistent at 5.4% in 2016 compared to 5.4% in 2015, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. In 2016, 94.6% of net revenue, or €3.8 billion, was derived from countries outside of Spain.

Cost of sales

Cost of sales increased by 6.7% from €2.0 billion in 2015 to €2.1 billion in 2016.  Cost of sales as a percentage of net revenue has increased to 52.8% compared to 50.9% in 2015. The increase in the cost of sales is the result of an increase of the cost per liter of plasma due to investments in new plasma collection centers to support growing demand for plasma proteins as well as the trend towards greater incentives to reward donors for their time. These factors were partially offset by improved manufacturing and operating efficiencies at the group’s plants.

Gross Profit

The decrease in gross profit margin during the period from 49.1% of net revenue in 2015 to 47.2% in 2016 was mainly due to the significant decrease in royalties relating to the transfusion diagnostics unit compared with 2015 and higher plasma costs associated with the investment in new donor centers, as well as the trend towards greater incentives to reward donors for their time. These factors were partially offset by improved manufacturing and operating efficiencies at the group’s plants.

Research and development

Research and development spending moved from €224.2 million (5.7% of net revenue) in 2015 to €197.6 million (4.9% of net revenue) in 2016, and our spending was focused on strengthening our pipeline. See Item 4 of this Part I, “Information on the Company — B.  Business Overview — Research and Development” for details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 5.3% from €736.4 million in 2015 to €775.3 million in 2016 as a result of intensifying sales and marketing efforts associated with key products and countries. However, selling, general and administration expenses as a percentage of net revenue has increased to 19.1% in 2016, compared to 18.7% in 2015. Additionally, we recorded a charge in the amount of $0.2 million for the branded prescription drug, or BPD, fee in fiscal year 2016. The BPD fee is not tax deductible.

Finance result

Finance result decreased by 14.1% from €271.8 million in 2015 to €233.6 million in 2016. This decrease was primarily a result of the termination of the interest rate derivatives and the positive impact of exchange rate variations.  Finance result also includes the amortization of capitalized costs related to our debt.

Income tax expense

In 2016, we had a profit before income tax of €712.8 million and income tax expense of €168.2 million, which represents an effective tax rate of 23.6%.  Our effective tax rate increased from 23.0% in 2015, primarily due to changes in the contribution to profits from different geographical regions.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2015, as compared to the year ended December 31, 2014:

	Year Ended December 31,		Change
	2015	2014	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	3,934,563	3,355,384	579,179	17.3
Cost of sales	(2,003,565)	(1,656,170)	(347,395)	21.0
Gross profit	1,930,998	1,699,214	231,784	13.6
Research and development	(224,193)	(180,753)	(43,440)	24.0
Selling, general and administration expenses	(736,435)	(660,772)	(75,663)	11.5
Operating expenses	(960,628)	(841,525)	(119,103)	14.2
Operating result	970,370	857,689	112,681	13.1
Finance income	5,841	3,069	2,772	90.3
Finance costs	(240,335)	(225,035)	(15,300)	6.8
Change in fair value of financial instruments	(25,206)	(20,984)	(4,222)	20.1
Impairment and gains/(losses) on disposal of financial instruments	—	(5)	5	(100)
Exchange differences	(12,140)	(18,472)	6,332	(34.3)
Finance result	(271,840)	(261,427)	(10,413)	4.0
Share of (losses) of equity accounted investees	(8,280)	(6,582)	(1,698)	25.8
Profit before income tax	690,250	589,680	100,570	17.1
Income tax expense	(158,809)	(122,597)	(36,212)	29.5
Profit after income tax from continuing operations	531,441	467,083	64,358	13.8
Consolidated profit for the year	531,441	467,083	64,358	13.8

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue.  See Note 23 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue increased by €579.2 million from €3.4 billion in 2014 to €3.9 billion in 2015.  This 17.3% (2.5% at constant currency) net revenue increase was the result of the positive impact of USD/EUR and other exchange rate fluctuations in the amount of €493.8 million and increased sales driven by the Bioscience division.

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

Bioscience.  Net revenue for the Bioscience division increased by 20.6% (4.8% at constant currency) from €2.5 billion in 2014 to €3.0 billion in 2015. The main driver of growth in the Bioscience division was an increase in sales volume of our main plasma-derived products. Revenues gradually accelerated from the second quarter of 2015 onwards as a result of rising sales of the main plasma-derived proteins. Sales volume of immunoglobulin (IVIG) increased in all the markets where we operate. The company has maintained the leadership of its IVIG both in the United States, Canada and globally. There was a growing contribution to revenues from countries such as Brazil, Chile and Turkey, following the group’s international expansion. The U.S. immunoglobulin (IVIG) market continued to be competitive throughout the year, which required the company to intensify its sales and marketing efforts. Sales of alpha-1 antitrypsin also made a significant contribution to the division’s growth. The increased sales of alpha-1 antitrypsin recorded in countries such as the United States, Canada and Germany reflected the commercial efforts and the expansion of our sales network into these markets. Improved diagnosis of alpha-1 antitrypsin deficiency continued to be one of the strategic drivers of demand growth. In the case of Albumin, following the renewal of our import licenses in China, we experienced strong growth in China due to high demand for this plasma protein. Our Albumin sales also benefited from increased demand in the United States. Sales of Factor VIII maintained their upward trend from 2014, based primarily on growth in the commercial market. The growth in volume from this plasma protein in the public tenders market had a positive impact on revenues, particularly in the second half of 2015.

Diagnostic.  Diagnostic division net revenue increased by11.5% (a 0.9% decrease  at constant currency) from €620.0 million in 2014 to €691.5 million in 2015.  During the year the Diagnostic division was fully integrated, reflecting its strategic fit within the company, and establishing a foundation for its future development. Geographically, the Asia-Pacific region, which includes China and Japan, made a significant contribution to sales. In the United States trends were stable, while in Europe the principal markets continued to be the mainstay of revenues.

In transfusion medicine, revenues from systems using NAT technology (Procleix® NAT Solutions) to screen blood donations for infectious viruses were positive. However, the competitive NAT landscape and the lower number of blood transfusions in certain developed countries have limited growth in the division’s revenue.  We renewed a NAT contract with the South African National Blood Service (SANBS), and won the first commercial tender to supply NAT to the Saudi Arabian National Guard.  Our contract with Abbott Laboratories in the second half of 2015 had an impact on sales of antigens used to manufacture diagnostic immunoassays. This contract, with a total value of approximately $700 million, and extended the supply of antigens until 2026, ensuring higher levels of recurring income for this business line. However, in comparison with income recognized under the previous contract, sales were penalized. The blood typing line was one of the growth drivers in the division. Sales of instruments (Wadiana® and Erytra®) and blood typing reagents (DG-Gel® cards) rose significantly as a result of our sales effort in Europe and China. 2015 was a major year for the blood typing product line in the United States, where increased sales efforts resulted in new accounts and substantial growth.

Hospital.  Net revenue from the Hospital division increased by1.5% (a 0.2% decrease at constant currency) from €94.8 million in 2014 to €96.2 million in 2015. The Company promoted the internationalization of the division, although 72% of its net revenue in 2015 was generated in Spain. However, sales grew in the United States and Portugal, and the division began to enter into the Asia-Pacific region. By area of specialization, Pharmatech, which includes Hospital Logistics and i.v. Tools, and the Intravenous Therapies lines were the main drivers of growth, followed by Medical Devices.

Raw Materials and Others.  Net revenue from Raw Materials and Others decreased by 9.7% (a 22.2% decrease at constant currency) from €127.1 million in 2014 to €114.8 million in 2015, mainly as a result of the expected decrease of royalties revenue related to the transfusion diagnostic unit acquired with the Novartis Diagnostic Business.

The following table reflects a summary of net revenue by each of our geographic regions for 2015 as compared to 2014:

Summary of Net Revenue by Region	Year ended December 31, 2015	% of total net revenue	Year ended December 31, 2014	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	662,917	16.8	662,802	19.8	0.0	(1.7)
Spain	207,641	5.4	214,558	6.4	(3.2)	(3.2)
United States and Canada	2,505,791	63.7	2,042,700	60.9	22.7	2.8
Rest of the World	651,100	16.5	522,830	15.6	24.5	12.8
Subtotal	3,819,808	97.1	3,228,332	96.2	18.3	3.5
Raw Materials and Others (3)	114,755	2.9	127,052	3.8	(9.7)	(22.2)
Total	3,934,563	100.0	3,355,384	100.0	17.3	2.5

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

(3)                                 We exclude net revenue derived from our Raw Materials division and, since January 2014, net revenue from “Others” from our reported net revenue by region, because we believe that such net revenue does not represent part of our core recurrent business lines.  Net revenue from Raw Materials and Others primarily consists of revenue from of third-party engineering projects performed by Grifols Engineering, as well as income derived from manufacturing agreements with Kedrion and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis Diagnostic Business.

We believe that our ongoing internationalization has helped to improve our sales performance.  We have seen a gradual reduction in the proportion of net revenue to total net revenue accounted for by Spain, falling to 5.4% in 2015 from 6.4% in 2014, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins.  In 2015, 94.6% of net revenue, or €3.7 billion, was derived from countries outside of Spain.

Cost of sales

Cost of sales increased by 21.0% from €1.66 billion in 2014 to €2.0 billion in 2015.  Cost of sales as a percentage of net revenue has increased to 50.9% compared to 49.4% in 2014. The slight increase in cost of sales was the result of an increase of the cost per liter of plasma due to the impact of investments in new plasma centers on the cost of raw material to support growing demand for plasma proteins. These factors were partially offset by improved manufacturing and operating efficiencies at the group’s plants.

Gross Profit

The decrease in gross profit margin during the period from 50.6% of net revenue in 2014 to 49.1% in 2015 was mainly due to the competitive situation in the IVIG market in the United States; the decrease of royalties’ revenue related to the transfusion diagnostic unit; and the simultaneous operation of two fractionation plants at Clayton  while all production is gradually transferred to the new plant. Other factors contributing to the decrease in gross profit margin included changes in the geographic mix of revenue and the impact of investments in new plasma centers on the cost of raw material.

Research and development

Research and development spending increased from €180.8 million (5.4% of net revenue) in 2014 to €224.2 million (5.7% of net revenue) in 2015, and our spending was focused on strengthening our pipeline.

Selling, general and administration expenses

Selling, general and administration expenses increased by 11.5% from €660.8 million in 2014 to €736.4 million in 2015 as a result of intensifying sales and marketing efforts associated with key products and countries. However, selling, general and administration expenses as a percentage of net revenue decreased to 18.7%, compared to 19.7% in 2014 as the policy of rationalizing the operating costs related to central services remained in place and the company continued to implement technologies to achieve greater efficiencies. Additionally, we recorded a charge in the amount of $0.1 million for the BPD fee in fiscal year 2015. The BPD fee is not tax deductible.

Finance result

Finance result increased by 4.0% from €261.4 million in 2014 to €271.8 million in 2015. This increase was primarily a result of changes in the U.S. dollar - euro exchange rate. Additionally, the negative impact of exchange rate differences on the financial result was €12.1 million. At constant currency, finance result decreased by 9%.  Finance result also includes the amortization of capitalized costs related to our debt.

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

B.                                    Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to the operation of our business, capital expenditures for existing and new operations and debt service requirements relating to our existing and future debt.  Historically, we have financed our liquidity and capital requirements through internally generated cash flows, mainly attributable to revenue and debt financings.  As of December 31, 2016, our cash and cash equivalents totaled €895 million. In addition, as of December 31, 2016, we had the equivalent of approximately €484 million available under our debt agreements, including the equivalent of approximately €284 million available as Revolving Loans under our New Credit Facilities.

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

Historical Cash Flows

Below are our consolidated statements of cash flow for the years ended December 31, 2016, 2015 and 2014, prepared under IFRS IASB.

Statements of Cash Flows

For the Years Ended December 31, 2016, 2015 and 2014

	Year Ended December 31,
	2016	2015	2014
	(in thousands of euros)
Cash flows from operating activities
Profit before tax	712,752	690,250	589,680
Adjustments for:	391,986	460,564	501,233
Amortization and depreciation	201,869	189,755	189,472
Other adjustments:	190,117	270,809	311,761
(Profit)/losses on equity accounted investments	(6,933)	8,280	6,582
Exchange (gains)/losses	0	0	0
Impairment of assets and net provision charges	(23,079)	(564)	(21,388)
(Profit)/losses on disposal of fixed assets	(2,987)	6,721	8,711
Government grants taken to income	(1,681)	(1,854)	(704)
Finance cost/(income)	236,034	256,129	233,954
Other adjustments	(11,237)	2,097	84,606
Changes in operating assets and liabilities	(164,319)	(77,058)	95,281
Change in inventories	(173,003)	(120,641)	(97,023)
Change in trade and other receivables	(25,180)	144,405	26,900
Change in current financial assets and other current assets	(2,610)	(5,565)	(2,506)
Change in current trade and other payables	36,474	(95,257)	167,910

	Year Ended December 31,
	2016	2015	2014
	(in thousands of euros)
Other cash flows from/(used in) operating activities	(387,141)	(330,978)	(207,266)
Interest paid	(180,497)	(171,380)	(175,524)
Interest recovered	8,685	4,316	3,401
Income tax (paid)/received	(215,329)	(163,914)	(35,143)
Net cash from operating activities	553,278	742,778	978,928
Cash flows from/(used in) investing activities
Payments for investments	(509,078)	(647,417)	(1,535,527)
Group companies and business units	(202,727)	(58,609)	(1,234,952)
Property, plant and equipment and intangible assets	(292,690)	(567,020)	(287,039)
Property, plant and equipment	(249,416)	(522,587)	(235,894)
Intangible assets	(43,274)	(44,433)	(51,145)
Other financial assets	(13,661)	(21,788)	(13,536)
Proceeds from the sale of investments	2,426	14,307	14,423
Property, plant and equipment	2,426	14,307	14,423
Net cash (used in) investing activities	(506,652)	(633,110)	(1,521,104)
Cash flows from/(used in) financing activities
Proceeds from and payments for equity instruments	(11,766)	12,695	(69,252)
Issue	—	—	—
Payments for treasury stock	(12,686)	(58,457)	(69,252)
Sales of treasury stock	920	71,152	—
Proceeds from and payments for financial liability instruments	(80,149)	28,953	1,226,339
Issue	81,513	178,686	5,197,142
Redemption and repayment	(161,662)	(149,733)	(3,970,803)
Dividends and interest on other equity instruments	(216,151)	(216,772)	(156,007)
Dividends paid	(216,151)	(221,772)	(156,007)
Dividends received	—	5,000	—

	Year Ended December 31,
	2016	2015	2014
	(in thousands of euros)
Other cash flows from/(used in) financing activities	(21,492)	17,086	(159,962)
Financing costs included on the amortized costs of the debt	—	—	(183,252)
Other amounts from / (used in) financing activities	(21,492)	17,086	23,290
Net cash from/(used in) financing activities	(329,558)	(158,038)	841,118
Effect of exchange rate fluctuations on cash	35,441	111,724	71,427
Net increase in cash and cash equivalents	(247,491)	63,354	370,369
Cash and cash equivalents at beginning of the year	1,142,500	1,079,146	708,777
Cash and cash equivalents at year end	895,009	1,142,500	1,079,146

Net Cash from Operating Activities

In 2014, we generated net cash from operating activities of €978.9 million.  The principal effects on working capital were:

•                                          a €26.5 million decrease in receivables, due to more efficient receivables collections and sales of non-recourse receivables, with the days sales outstanding ratio at 55 days;

•                                          a €97.0 million increase in inventories with the stocks turnover ratio at 266 days, due to the increased activity and inventories associated with our acquisition of the Novartis Diagnostic Business; and

•                                          a €114.8 million increase in current trade and other payables due to the integration of the Novartis Diagnostic Business.

In 2015, we generated net cash from operating activities of €742.8 million.  The principal effects on working capital were:

•                                          €170.0 million reduction in commercial debtors related to the reduction in the average collection period, at 34 days in December 31, 2015, compared to 55 days in 2014;

•                                          a €120.6 million increase in inventory levels due to the higher activity levels with respect to plasma-derived proteins and the Diagnostic division. We have continued to be successful in the management of inventory levels as confirmed by the reduction in inventory turnover to 261 days at December 31, 2015, compared to the figure of 266 at December 31, 2014; and

•                                          a €71.7 million reduction in trade creditors.

In 2016, we generated net cash from operating activities of €553.3 million.  The principal effects on working capital were as follows:

•                                          increase of €43.3 million in trade receivables. The average collection period remains at 37 days, in line with the 34 days level at December 31, 2015;

•                                          increase of €173.0 million in inventory levels due to the greater strength of sales, especially of plasma proteins, and the new openings of plasma collection centers. We continue to actively manage inventory levels on an anticipatory basis in order to match planned organic growth. In this regard, inventory turnover was 281 days at December 31, 2016, compared with 261 days reported at December 31, 2015; and

•                                          trade payables rose by €31.6 million due to the increase in the average payment period to 61 days.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to €1.5 billion in 2014, €633.1 million in 2015 and €506.7 million in 2016.

Investments made in 2014 included the acquisition of the Novartis Diagnostic Business for $1.7 billion (€1.2 billion) and various other capital expenditures totaling €251.8 million, which were primarily investments for manufacturing facility expansion and improvement.

Investments made in 2015 included capital expenditure during the year for a total of €266.4 million, focused on accelerating investments in manufacturing plants and opening new plasma collection centers (including relocation, renovation and new centers); the repurchase of industrial assets in the United States and Spain for a total of €277 million; and the acquisition of 47.58% equity of Alkahest for a total of $37.5 million.

Investments made in 2016 included further acquisition of shares in Progenika Biopharma, S.A. for €25 million, increasing our stake in Progenika to 89.25% of the share capital and the acquisition of a 49% stake in the IBBI Group for $100 million.

Net Cash from/(Used) in Financing Activities

Net cash from financing activities was €841.1 million in 2014, which reflected an increase in financial liabilities of €1.2 billion and financing costs included at the amortized costs of debt of €183.3 million in connection with the Novartis Acquisition and related refinancing, as well as €156.0 million of dividend payments to our shareholders.

Net cash used in financing activities was €158 million in 2015, primarily as a result of the payment of dividends of €221.8 million, including both the final dividend for 2014 and the interim dividend for 2015 distributed in December.

Net cash used in financing activities was €329.6 million in 2016, primarily as a result of the payment of dividends for a value of €216.2 million, including both the final dividend for 2015 and the interim dividend for 2016 distributed in December.

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

Inventory Aging

Inventory aging average fell from 2014 to 2015 and increased from 2015 to 2016, as a result of the investments made in the opening of new plasma collection centers. Inventory turnover rose to 281 days at December 31, 2016, compared to 261 days at December 31, 2015.

Trade Receivables

Our receivables had an aging average of 37, 34 and 55 days at December 31, 2016, 2015 and 2014, respectively. We are focused on optimizing our working capital. The geographic redistribution of sales following the Talecris acquisition significantly increased our sales volume in countries with shorter collection periods and reduced sales in southern European countries, which have relatively longer collection periods (Spain, Italy, Portugal and Greece) to approximately 8% of our total net revenue.

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

The following table presents the breakdown of our trade receivables by country in each of Greece, Italy, Spain and Portugal as of December 31, 2016:

	Balances with Public Entities			Balances with Third Parties
	Balance (1)	Balance Past Due	Provision for Doubtful Receivables (2)	Balance (3)	Balance Past Due	Provision for Doubtful Receivables (4)	Net Debt (1+2+3+ 4)
	(in thousands of euros)
Greece	—	—	—	425	—	(137)	288
Italy	7,188	2,077	—	12,196	7,375	(3,098)	16,286
Spain	23,281	3,287	—	27,316	9,595	(249)	50,348
Portugal	2,734	1,205	(356)	129	78	(27)	2,480
Total	33,203	6,569	(356)	40,066	17,048	(3,511)	69,402

Allowances for doubtful accounts are recognized when there are indicators that the debt will not be repaid.  Although we have historically collected all trade receivables due from the government or funded by the government in each of Greece, Italy, Spain and Portugal, we are aware of the economic difficulties presently facing those countries.  In each of 2016, 2015 and 2014, we made a provision for doubtful receivables from Portuguese and Italian public entities; however, this amount is not material. We believe we will recover the trade receivables from each of Greece, Italy, Spain and Portugal.

In the best interest of the company, we may sell certain receivables with a maturity beyond 30 days.  Certain receivables are sold to financial institutions without recourse.  We sold €870 million, €787 million and €465 million of receivables to third parties during 2016, 2015 and 2014, respectively.

Capital Expenditures and Other Intangible Assets

The following table presents our capital expenditure additions in the years ended December 31, 2016, 2015 and 2014, by division.

	Year Ended December 31,
	2016	2015	2014
	(in thousands of euros)
Bioscience division	197,741	421,020	188,698
Hospital division	9,193	7,972	14,241
Diagnostic division	89,760	68,740	46,272
Raw Materials and Others	13,397	—	—
Unallocated	12,011	79,082	42,981
Total	322,102	576,814	292,192

January 2014 through December 2016

Facilities.  The most important planned capital projects relating to the expansion and improvement of our manufacturing  facilities during 2014, 2015 and 2016 were:

Parets site (Barcelona, Spain):

•                                          investments to increase the Albumin purification capacity of €1.3 million in 2014, €1.3 million in 2015 and €0.1 million in 2016;

•                                          investments in the construction of a new raw materials warehouses at our Parets facility of €1.9 million in 2014;

•                                          investments in a plant to manufacture Prolastin® of  €1.4 million in 2014, €24.5 million in 2015 and €13.2 million in 2016;

•                                          investments of €1.8 million in 2014 and €1 million in 2015 for a new solvents line; and

•                                          investments in a new production line for diagnostic gel cards of €2.2 million.

Clayton site (North Carolina, United States):

•                                          completing the construction and bringing online a new plasma fractionation facility: €49.2 million in 2014, €6.5 million in 2015 and €0.1 million in 2016;

•                                          construction of a new plasma warehouse for €17.3 million in 2014, €7.9 million in 2015 and €0.1 million in 2016;

•                                          construction of a new raw materials warehouse for €4.0 million in 2014, €4.6 million in 2015 and less than €0.1 million in 2016;

•                                          investments of €12.9 million in 2014, €5.8 million in 2015 and €4.8 million in 2016 for the construction of new aseptic filling areas, as well as validation of the new filling zone facilities and equipment for liquid and freeze-dried products;

•                                          investments of €1.4 million in 2014, €0.6 million in 2015 and €0.1 million in 2016 to expand our Gamunex purification area;

•                                          construction of a convalescent plasma immunoglobulin facility to help develop treatments for diseases such as Ebola and others for €7.5 million in 2015 and €0.5 million in 2016; and

•                                          construction of a new 6 million liter fractionation plant; €2.6 million investment in 2016.

Los Angeles (California, United States):

•                                          land and facilities acquisition in Los Angeles for €16.6 million in 2015 and €1.5 million in 2016;

•                                          increasing our Albumin and purification capacity for €6.7 million in 2014, €3.7 million in 2015 and €4.4 million in 2016; and

•                                          investments to increase our IVIG purification capacity of €5.1 million in 2014, €3.3 million in 2015 and €7.2 million in 2016.

Dublin (Ireland):

•                                          aggregate investments of over €58 million to build a new headquarters, global operations and logistics center to serve as part of the new global operations center of the Bioscience division from 2014 to 2016; and

•                                          investment in a new Albumin purification and filling plant of €2.6 million in 2016.

Other Investments:

•                                          most significant investments in New Donor Centers in the United States: investments of €21 million in 2014, €10.3 million in 2015 and €31 million in 2016;

•                                          Emeryville, United States: investments of €9.4 million in 2014, €13.4 million in 2015 and €33.3 million in 2016 to consolidate the manufacturing of antigens in a new building;

•                                          Curitiba, Brazil: land acquisition and construction of a plant to manufacture bags used for collection, storage and transfusion of blood components for €2 million in 2014, €7.3 million in 2015 and €9.3 million in 2016;

•                                          Murcia, Spain:  investments of €13.2 million in 2014, €1.3 million in 2015 and €0.4 million in 2016 to increase capacity to manufacture parenteral solutions by approximately eight million units, to approximately 35 million units and investments to increase our Fleboflex Manufacturing Capacity of €2.3 million in 2016;

•                                          refurbishment of the Barcelona headquarters included €16.4 million in acquiring a new office building and continue with the refurbishment of the existing building in 2014, €1.4 million in 2015 and €0.2 million in 2016; and

•                                          investment in a new office building at the Clayton Plant for €3.7 million in 2015 and €10.2 million in 2016.

January 2016 through December 2018

Pursuant to the Hologic Transaction, which was completed on January 31, 2017, we acquired a facility located in San Diego, California. At the San Diego facility, we will manufacture the oligos and other critical components of the TMA amplified NAT kits for blood and plasma infectious diseases screening. Specific components focused on HIV, Hepatitis B and C, Parvo and Zika are among those being manufactured at the San Diego facility.

We are undertaking an investment plan that includes, among other capital expenditures, approximately $360 million from 2016 through 2021 to expand manufacturing capacity for our plasma derived therapies.  We plan to finance our projected capital expenditures with internally generated cash flow, cash on hand and debt financing.  Additional capital expenditures have been, and will continue to be, needed as a result of the acquisition of Novartis’ assets. These expenditures are included in our current investment plan.

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

We are also expanding and relocating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories.  As part of this process, we have already opened 21 new plasma collection centers and plan to have 225 FDA-approved plasma collection centers by 2021.

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

•                                          Emeryville: completion of the construction of a new building to consolidate the manufacturing of antigens; and

•                                          construction of new plasma collection centers as well as further relocation and renovation of our existing centers.

We are undertaking research and development projects in all of our major product areas.  See Item 4 of this Part I, “Information on the Company — B.  Business Overview — Research and Development” for details of the major projects.

Sources of Credit

European Investment Bank Term Loan

On October 28, 2015, Grifols Worldwide Operations Limited entered into a loan agreement with the European Investment Bank for a term loan of €100 million under the European Fund for Strategic Investments, or the European Investment Bank Term

Loan. The financial terms of the loan agreement include a fixed interest rate for a tenor of ten years from October 28, 2015, and a repayment schedule with amortization in years three through ten. The loan will be used to support our research and development, primarily focusing on the search for new indications for plasmatic proteins, including the treatment of Alzheimer’s disease, vascular disease, cardiovascular surgery and arterial thrombosis, amongst others. The loan represents 20% of our total outstanding debt in euros.

New Credit Facilities

On January 31, 2017 we entered into the New Credit Facilities with a syndicate led by Nomura Securities International, Inc., Bank of America Merrill Lynch International Limited, Bank of America, N.A., Goldman Sachs Bank USA and HSBC Bank plc, as the arrangers, which consists of the “Senior Term Loans” and the “Revolving Loans”.  The initial Senior Term Loans were fully drawn down on January 31, 2017, and the incremental Senior Term Loans in an aggregate principal amount of $175 million were further drawn down on February 14, 2017.  The tranche A term loans, which amount to $2,350 million and €607 million, will mature six years from January 31, 2017 and have a repayment schedule with quarterly amortization equal to (i) 5.0%, 10.0% and 10.0% per annum of the original principal amount in years three, four and five, respectively, and (ii) 75% per annum of the original principal amount in the first three quarters of year six, with the balance due on the sixth anniversary of January 31, 2017.  The tranche B term loans, which amount to $3.0 billion, will mature eight years from January 31, 2017 and will have a repayment schedule with quarterly amortization equal to 1.0% per annum of the original principal amount, with the remainder to be paid at maturity.  The Revolving Loans, which amount to $300 million equivalent in multicurrencies, are available during the period commencing from January 31, 2017 and ending on the sixth anniversary of the closing of January 31, 2017.

The interest rates on the Senior Term Loans and the Revolving Loans are based on (a) in the case of dollar denominated loans, the base rate (the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the applicable LIBOR rate plus 1.00%) plus an applicable margin or (b) the applicable LIBOR rate, plus an applicable margin.  The applicable margin for loans at the LIBOR rate is (a) 1.75% for the multicurrency revolving loans and the tranche A term loan and (b) 2.25% for the tranche B term loan, which are subject to customary market flex.

Borrowings under the New Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets.  In addition, a portion of the borrowings under the New Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein.  Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries, and are secured by a perfected first priority security interest (subject to permitted liens, as defined in the credit and guaranty agreement) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of the Foreign Borrower, as defined therein and pledges of equity of certain subsidiaries of Grifols, S.A. (subject to certain exclusions and limitations). The New Credit Facilities require the borrowers to ensure that (i) the aggregate EBITDA attributable to the guarantors of the New Credit Facilities as a group is no less than 80% of the consolidated EBITDA of Grifols, S.A. and its subsidiaries, (ii) the aggregate total assets of the guarantors of the New Credit Facilities as a group are no less than 80% of the consolidated total assets of Grifols, S.A. and its subsidiaries, and (iii) any subsidiary of Grifols S.A. that has EBITDA or total assets representing 10% or more of the consolidated EBITDA or consolidated total assets, respectively, of Grifols, S.A. and its subsidiaries, is a guarantor.

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

The terms of the New Credit Facilities contain limitations on our ability to pay ordinary dividends.  We may pay dividends (a) in the ordinary course of business consistent with past practices in an amount not to exceed in respect of any fiscal year, 40% of the consolidated net income of Grifols, S.A. and its subsidiaries for such fiscal year, which may be paid in installments, the first, no earlier than December of such fiscal year and the last, no later than the following fiscal year or (b) whether or not in the ordinary course of business so long as after giving effect thereto, the leverage ratio is not greater than 3.5x.

The borrower under the U.S. dollar tranche A facility and the revolving facility is Grifols Worldwide Operations Limited, an Irish entity and our wholly owned direct subsidiary. The borrower under the Euro-denominated tranche A facility is Grifols, S.A.  The borrower under the tranche B facility is Grifols Worldwide Operations USA, Inc., a Delaware corporation and a direct wholly owned subsidiary of Grifols Worldwide Operations Limited. The New Credit Facilities are governed by New York law, however, certain collateral documents are governed under the local law of other jurisdictions.

5.25% Senior Notes due 2022

On March 12, 2014, Grifols Worldwide Operations Limited completed the sale of the Existing Notes to the initial purchasers thereof in an offering not registered under the Securities Act.  The initial purchasers subsequently resold the Existing Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.  On May 29, 2014, the Existing Notes were listed on the Global Exchange Market of the Irish Stock Exchange.  The proceeds from the Existing Notes, together with cash on hand, was used to refinance the 2014 Credit Facility.

The Existing Notes yield 5.25% to maturity and pay interest semi-annually in arrears on April 1 and October 1, commencing on October 1, 2014, to holders of record on the immediately preceding March 15 and September 15, respectively.  The Existing Notes are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrowers under the 2014 Credit Facilities.  As of the date of this annual report on Form 20-F, the Existing Notes are guaranteed by Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

Grifols Worldwide Operations Limited may redeem the Existing Notes, in whole or in part, at any time on and after April 1, 2017, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the Existing Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Fiscal Year	Percentage
2017	103.938%
2018	102.625%
2019	101.313%
2020 and thereafter	100.000%

Grifols Worldwide Operations Limited may redeem up to 35% of the outstanding Existing Notes with money raised in one or more equity offerings by Grifols, S.A. at any time (which may be more than once) prior to April 1, 2017, as long as at least 65% of the aggregate principal amount of Existing Notes issued remains outstanding immediately following any such offerings.

Grifols Worldwide Operations Limited may redeem some or all of the Existing Notes at any time prior to April 1, 2017 at a price equal to 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the U.S. Treasury rate as of such redemption date plus 0.50%), plus accrued and unpaid interest and additional interest, if any.

Grifols Worldwide Operations Limited is not required to make mandatory redemption or sinking fund payments with respect to the Existing Notes.

If Grifols Worldwide Operations Limited experiences a change of control, it must give holders of the Existing Notes the opportunity to sell Grifols Shared Services North America, Inc. their Existing Notes at 101% of their face amount, plus accrued and unpaid interest.

Grifols Worldwide Operations Limited and the guarantors of the Existing Notes, including Grifols, S.A., may incur additional indebtedness if the fixed charge coverage ratio (as defined in the indenture governing the Existing Notes) for Grifols, S.A. and the restricted subsidiaries (as defined in the indenture governing the Existing Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture governing the Existing Notes contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, Grifols, S.A.’s ability and its restricted subsidiaries’ ability to:  (i) pay dividends or make certain other restricted payments or investments; (ii) incur additional indebtedness or provide guarantees of indebtedness and issue disqualified stock; (iii) create liens on assets; (iv) merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets; (v) enter into certain transactions with affiliates; (vi) create restrictions on dividends or other payments by our restricted subsidiaries; and (vii) create guarantees of indebtedness by restricted subsidiaries.  The indenture also contains certain customary events of default.

On April 1, 2015, Grifols Worldwide Operations Limited filed a preliminary prospectus under a Registration Statement on Form F-4 to offer to exchange $1.0 billion of registered 5.25% Senior Notes due 2022 and certain related guarantees, or the Exchange Notes, for a like aggregate amount of Grifols Worldwide Operations Limited’s outstanding Existing Notes and certain related guarantees. The Registration Statement became effective on April 23, 2015, at which time we filed the final prospectus. The exchange offer began on April 23, 2015, and expired on May 21, 2015, at which time all the conditions to the exchange offer were satisfied, and we exchanged all of the Existing Notes that were validly tendered and not withdrawn for the Exchange Notes.

The form and terms of the Exchange Notes are the same as the form and terms of the Existing Notes except that the issuance of the Exchange Notes is registered under the Securities Act, the Exchange Notes will not bear legends restricting their transfer and they will not be entitled to registration rights under our registration rights agreement. The Exchange Notes will evidence the same debt as the initial Existing Notes, and both the Existing Notes and the Exchange Notes are governed by the same indenture. We refer to the Existing Notes and the Exchange Notes collectively as the “Existing Notes.”

Other Debt

Certain other credit facilities and capital lease obligations are in place with various lenders and consist of long-term and short-term indebtedness of both us and Grifols, S.A. subsidiaries. As of December 31, 2016, we have $29.1 million of aggregate short-term credit availability under these facilities. The short-term credit facilities have maturity dates occurring in the next 12 months.

C.                                    Research and Development, Patents and Licenses, etc.

We have made investments of €197.6 million, €224.2 and €180.8 million in research and development in 2016, 2015 and 2014, respectively. Our research and development spending represented 4.9% of net revenue in 2016 and 5.7% of net revenue in 2015.

The following table reflects the composition of our total research and development expenses for each period presented.

	Year ended December 31,
	2016	2015	2014
	(in thousands of euros)
Antithrombin in coronary surgery and severe burns	3,813	2,037	1,244
Fibrin glue in vascular, organ and soft-tissue surgery	7,808	16,826	15,864
Plasmapheresis with Albumin and IVIG for Alzheimer	11,437	10,829	4,893
Topical thrombin	1,063	2,942	5,095
Total Key Projects Expenses	24,120	34,457	30,296
Net Research and Development Capitalization/Amortization	0	0	7,217
Net Research and Development Key Projects	24,120	34,457	37,513
Discovery	8,303	9,279	5,344
Preclinical	6,895	13,702	11,575
Clinical	34,154	36,355	22,739
Post Commercialization Studies	17,677	14,117	8,162
Rest of projects	21,320	18,137	15,433
Other Bioscience Research and Development Projects	88,349	91,589	63,253
Bioscience Core Research and Development (1)	39,717	38,627	33,644
Net Research and Development Capitalization/Amortization (2)	-17,488	—	7,217
Bioscience	134,698	164,673	134,408
Diagnostic	41,280	53,260	40,449
Hospital	2,940	1,764	2,217
Other	14,400	0	0
Miscellaneous	4,299	4,497	3,678
Total Research and Development	197,617	224,193	180,753

(1)                                 Bioscience core research and development expenses consist of departments whose resources are utilized for general organization support including project management, medical affairs, regulatory licensing and quality assurance.

(2)                                 Net Research and Development Capitalization/Amortization value in 2016 reflects the capitalized expenses related with projects Fibrin Glue and high concentration immunoglobulin for subcutaneous administration.

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

D.                                    Trend Information

Plasma-derived protein therapies are essential to extend and improve the lives of individuals suffering from chronic, acute and life-threatening conditions including infectious diseases, such as hepatitis, immunological diseases, such as multiple sclerosis, hemophilia, von Willebrand disease, liver dialysis and acute conditions such as burns and severe blood loss.  For this reason, the administration of these products cannot be interrupted or postponed without putting patients’ lives at risk.  This ensures a stable demand for such products.  In addition, because of the nature of the diseases treated, the reimbursement rates for plasma derivative products in the United States are high.  Any changes to such rates would likely elicit a strong lobbying response in the United States.

Based on recent MRB reports, sales in the human plasma-derived product industry have grown at a compound annual rate of 13.8% globally from 2012 to 2014 and 13.4% in the United States alone from 2005 to 2015. We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand.  Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease.  We believe that the volume of global sales of plasma derivative products will continue to grow annually at 6% to 7% over the long term, driven primarily by the same factors that have contributed to its historical growth, including:

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

Approximately 15.8% of our sales were generated in the European Union in 2016, as compared to 16.8% in 2015.  We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2017.

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

Capital Expenditures.  From 2016 through 2020, we are undertaking a €1.2 billion investment plan that involves among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Bioscience division as well as investments in the Diagnostic and Hospital divisions.

E.                                    Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.                                     Contractual Obligations

The following table presents our principal existing contractual obligations as of December 31, 2016, requiring future payments:

	Payments Due by Period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of euros)
Operating leases(1)	357,524	56,869	116,549	64,526	119,579
Financial debt obligations(2)	5,086,251	205,754	450,754	4,390,131	39,613
Interest — financial debt obligations(3)	899,479	185,785	419,952	293,742	0
Licenses and royalties(4)	34,459	4,610	9,257	13,166	7,426
Total	6,377,713	453,018	996,513	4,761,565	166,618

(1)                                 Operating leases include primarily leases for our plasma collection centers, leases from sale-leaseback transactions and marketing offices worldwide.  These amounts reflect only our contractual obligations as of December 31, 2016, and therefore assume that these operating leases will not be renewed or replaced with new operating leases upon expiration.  Our operating lease expenses will likely be substantially higher than the amounts provided in this table because our operations will require us to either renew or replace our operating leases.

(2)                                 Includes principal amortization for short- and long-term debt including, among other things, capitalized lease obligations.  The remaining financial debt was made up largely of bilateral facilities that bore interest at market rate.

(3)                                 Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2016.  Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations or other factors or events.  The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2016.  Refer to Notes 20 and 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2016.

(4)                                 License and royalty payment formulas are generally based on volume of sales.  The amounts presented in the table are calculated based on the net revenue of 2016 without assuming any growth in sales.  Additionally, the column “More than five years” includes only one year of payments under the license agreement with Marca Grifols, S.L., which expires in January 2092.

This table does not give effect to our entry into the New Credit Facilities or the offering of the Notes and the use of proceeds therefrom.

G.                                   Other Disclosures

Financial Derivatives

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

At the acquisition date, we recognize at fair value the assets acquired and liabilities assumed.  Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured.  We also recognize indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

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

Property, plant and equipment are depreciated using the following criteria:

	Depreciation method	Rates

Buildings	Straight line	1%—3%
Other property, technical equipment and machinery	Straight line	4%—10%
Other property, plant and equipment	Straight line	7%—33%

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

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization method	Rates

Development expenses	Straight line	20%—33%
Concessions, patents, licenses, trademarks and similar	Straight line	7%—20%
Computer software	Straight line	16%—33%
Currently marketed products	Straight line	3%—10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

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

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit or loss.  Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.  If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

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

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	67	Director, non-executive Chairman of the Board	Proprietary	July 1991(1)	May 2017
Víctor Grifols Deu	40	Director and Chief Executive Officer	Executive	May 2016	May 2020
Raimon Grifols Roura	53	Director and Chief Executive Officer	Executive	May 2015	May 2019
Ramón Riera Roca	62	Director	Executive	April 2000(2)	May 2017
Tomás Dagá Gelabert	61	Director and Vice-Secretary of the Board	Other External	April 2000	May, 2019
Thomas H. Glanzmann	58	Director, Vice-chairman of the Board of Directors	Other External	April 2006	May 2020
Anna Veiga Lluch	60	Director	Independent	December 2008	May, 2019
Luís Isasi Fernández de Bobadilla	60	Director	Independent	May 2011	May 2020
Steven Francis Mayer	58	Director	Independent	January 2011	May 2020
Belén Villalonga Morenés	49	Director	Independent	May 2013	May 2018
Marla E. Salmon	67	Director	Independent	May 2014	May 2018
Carina Szpilka Lázaro	48	Director	Independent	May 2015	May 2019
Iñigo Sánchez-Asiaín Mardones	53	Director and Lead Independent Director(3)	Independent	May 2015	May 2019
Nuria Martín Barnés	58	Secretary non-member of the Board of Directors	n/a	May 2015	n/a

(1)           Between July 8, 1991 and May 30, 2002, Mr. Víctor Grifols Roura was not a director but sat on the Board as representative of our then director Deria, S.A.

(2)           Between May 25, 2001 and May 30, 2002, Mr. Ramón Riera Roca was not a director but sat on the Board as representative of our then director Grifols International, S.A.

(3)           The lead independent director is a new figure introduced by Law 31/2014, adopted on December 3, 2014, that amended the Spanish Companies Act in matters of corporate governance, or Law 31/2014. It is mandatory to appoint a lead independent director when the office of Chairman of the Board and that of chief executive officer is held by the same person.  The lead independent director must (i) be an independent director and be authorized to request the calling of a board meeting or the inclusion of new points on the agenda of a board meeting already convened, (ii) coordinate and gather the non-executive directors and (iii) direct, when applicable, the Chairperson’s periodic evaluation by the Board. The Board in its meeting held on December 16, 2016, agreed to maintain Iñigo Sánchez-Asiaín Mardones as the Company’s Lead Independent Director as from January 1, 2017 even if from that date onwards the position is not mandatory since the office of the Chairman of the Board and that of chief executive officer is no longer held by the same person.

Director Biographies

Víctor Grifols Roura

Mr. Víctor Grífols Roura is non-executive Chairman and proprietary director since January 1, 2017. Prior to this date and since 1985 he held the role of Chief Executive Officer and top executive of the Grifols Group, succeeding his father Mr. Víctor Grífols

Lucas at the performance of said tasks, spearheading the 1987 reorganization that created Grifols as it is today. Mr. Grífols Roura originally joined the Group in 1973 as an Export Manager and later served as Sales Manager. Since 2014, he has been a member of the Board of Directors of Criteria Caixa, S.A., Sociedad Unipersonal. Mr. Grífols Roura earned a business administration degree from the University of Barcelona. Mr. Grifols Roura acted as our CEO until December 31, 2016. As part of the approved succession plan on January 1, 2017, Mr. Víctor Grifols Deu and Mr. Raimon Grifols Roura were appointed co-CEO’s of the Company.

Víctor Grífols Roura is a shareholder of Deria S.A. (a non-controlling shareholder, pursuant the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprise, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). Nuria Roura Carreras (Rodellar Amsterdam Holdings B.V.) is the mother of Víctor Grífols Roura.

Víctor Grifols Deu

Mr. Víctor Grífols Deu is Grifols’ joint and several Chief Executive Officer together with Raimon Grífols Roura since  January 1, 2017. He succeeds his father Víctor Grífols Roura on the position. He is a member of the administration bodies of several companies within the Grifols Group and was appointed executive director in May 2016. He joined the Company in 2001 as an analyst in the Planning and Control Department of the Company. In 2008 he became the director of the Planning and Control Department and was also appointed member of the Executive Committees. He has been part of the team that analyzed and was responsible for the integration of the operations after the acquisition of Alpha Therapeutics, Talecris Biotherapeutics and Novartis’ Transfusion Diagnostic Unit. He graduated in Business Administration and Management from the Ramon Llull University — Sarrià Chemical Institute and holds a postgraduate degree in Business Administration and Management from Michael Smurfit Business School in Dublin. Víctor Grífols Deu is the grandson of Nuria Roura Carreras (Rodellar Amsterdam Holdings B.V.).

Raimon Grifols Roura

Mr. Raimon Grífols Roura is Grifols’ joint and several Chief Executive Officer together with Víctor Grífols Deu since January 1, 2017. He succeeds his brother Víctor Grífols Roura on the position. He is a member of the administration bodies of several companies within the Grifols Group. From 2001 to 2015 he held the role of non-member secretary of the Board of Directors of Grifols, S.A., serving as Director and Vice-Secretary of the Board of Directors since 2015. In May 2016, the Board accepted his resignation as vice secretary. Until his appointment as executive director in July 2016, Mr. Grífols Roura was a partner at the law firm Osborne Clarke in Spain. Currently he is a Sole Director of Deria, S.A. Mr. Grífols earned his degree in law from the University of Barcelona (Universidad de Barcelona).

Raimon Grífols Roura is sole administrator and a shareholder of Deria S.A. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprise, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). Nuria Roura Carreras (Rodellar Amsterdam Holdings B.V.) is the mother of Raimon Grífols Roura.

Ramón Riera Roca

Mr. Ramón Riera Roca joined Grifols in 1977 and serves as Chief Operations Officer as well as being a member of the administration bodies of several companies of the Grifols Group. Mr. Riera earned a degree in Chemical Sciences from the Autonomous University of Barcelona.

Ramón Riera Roca is a shareholder of Scranton Enterprise, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Tomás Dagá Gelabert

Mr. Tomás Dagá Gelabert has served as director of Grifols, S.A. since April 2000 and also as vice secretary of the board since May 2016. He is the managing partner and founder of the law firm Osborne Clarke in Spain. Prior to joining Osborne Clarke, he worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona. He is currently a member of the Board of Directors of Kiro Grifols S.L., Biomat USA, Inc., Talecris Plasma Resources, Inc., Grifols Diagnostic Solutions Inc. and Grifols Worldwide Operations Limited. He is also a trustee and the Secretary of the private foundation Víctor Grífols i Lucas, a trustee of the Probitas Fundación Privada foundation and the Secretary non-board member of the Board of Directors of Progenika Biopharma, S.A. and Araclon Biotech, S.L. Mr. Dagá earned his degree in Law from the University of Barcelona (Universidad de Barcelona).

Tomás Dagá Gelabert is a shareholder of Scranton Enterprise, B.V. (a non-controlling shareholder, pursuant of the Spanish Securities Market Act).

Thomas H. Glanzmann

Mr. Thomas H. Glanzmann has served as a director of Grifols, S.A. since April 2006 and on January 1, 2017 he was appointed non-executive Vice President of the Board of Directors. He also serves as a Director on the Boards of Sulzer AG, Sage Products Inc. and is a Healthcare Advisor to Madison Dearborn and Partners. From 2006 until 2011 he was the Chief Executive Officer and President of Gambro AB. Prior to this Mr. Glanzmann was the CEO and Managing Director of HemoCue AB. Between 1988 and 2004 he held various positions at Baxter Healthcare: Senior Vice President and Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group. Between 1984 and 1988 he worked at Philip Morris where he amongst other was the country manager for Norway, Denmark and Iceland. He also was a Senior Advisor to the Executive Chairman and a Managing Director at The World Economic Forum in Davos from 2004 - 2005 and the Chairman of the Plasma Protein Therapeutics Association (PPTA) between 2000 and 2001. Mr. Glanzmann holds a M.B.A. from IMD in Switzerland, a B.A. in Political Science from Dartmouth College, USA. and a Board of Directors Certification from the UCLA Anderson School of Management, USA.

Anna Veiga Lluch

Ms. Anna Veiga Lluch graduated in Biology and received a Ph.D in Biology (Cum Laude) from the Universidad Autónoma de Barcelona. She has been the IVF laboratory Director at the Reproductive Medicine Service at Institut Universitari Dexeus from 1982 to 2005.  She is the Director of the Stem Cell Bank at the Centre for Regenerative Medicine in Barcelona, Scientific Director at the Reproductive Medicine Service of the Institut Universitari Dexeus, and an Associate Professor at the Department of Experimental and Health Sciences of the Universitat Pompeu Fabra in Barcelona. She is also a member of the Board of Trustees of the Fundación Dexeus de la Salud de la Mujer and an Honorific Member of the Institut Medicofarmacèutic de Catalunya. In May 2015, she received the degree as Doctor Honoris Causa from the Universitat Central de Catalunya. She specializes in clinical embryology, reproductive genetics, embryonic and pluripotent stem cells research and bioethics.

Steven F. Mayer

Mr. Steven F. Mayer is Senior Managing Director, Co-Head of Global Private Equity, and Chairman of the Investment Committee of Cerberus Capital Management, L.P. Mr. Mayer is the managing director of Cerberus California, LLC and predecessor entities since November 2002. Likewise, Mr. Mayer is a member of the boards of directors of BlueLinx Holdings, Inc., Starrus Holdings Limited, TransCentra Inc. and YP Holdings LLC. Mr. Mayer received his AB, cum laude, from Princeton University and his JD, magna cum laude, from Harvard Law School.

Luís Isasi Fernández de Bobadilla

Mr. Luis Isasi Fernández de Bobadilla is Managing Director of Morgan Stanley in Spain and Country Head for the Iberia region. He joined Morgan Stanley in London in 1987. Prior to that, he served as executive director at First Chicago Ltd. in London and, previously, worked in New York for the Latin American department of Morgan Guaranty Trust Co. Mr. Isasi started his professional career in Abengoa, in Seville (Spain) in 1977. Mr. Isasi has a Bachelor’s Degree in Business by the University of Seville, and holds a M.B.A. from Columbia Business School in New York, United States, obtained in 1982.

Belén Villalonga Morenés

Ms. Belén Villalonga Morenés is an Associate Professor with Tenure at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at Harvard Business School. She serves as an independent director at Acciona, leader in the renewable energy and infrastructure businesses, since 2006, and at Talgo, a high-speed train manufacturer, since 2015. She is also a Senior Associate Partner at Cambridge Advisors to Family Enterprise, a family business consulting company. Her teaching, research, and consulting activities are in the areas of corporate strategy, finance, and governance, with a special focus on family-controlled companies. Her award-winning research, which has been published in the top academic journals, has been cited extensively in academic articles and in the international media. She holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a second Ph.D. in Business Economics from the Complutense University of Madrid and a B.A. in Economic and Management Sciences from the Colegio Universitario de Estudios Financieros in Madrid. Before starting her doctoral studies, she worked at McKinsey & Co. in Paris.

Marla E. Salmon

Ms. Marla E. Salmon is Professor of Nursing and Public Health at the University of Washington, as well as Senior Visiting Fellow of Public Affairs. Her career has focused on health policy and capacity building in both global and U.S. contexts, working with governments, international agencies and other health-related entities. Her most recent work focuses on social enterprise and development in the health sector. Salmon holds a doctorate in health policy and administration from the Johns Hopkins University, degrees in political science and nursing from the University of Portland, and was a Fulbright Scholar at the University of Cologne (Germany).She holds two honorary doctoral degrees recognizing her national and international service and is a member of the Institute of Medicine. Her board service includes IES Abroad, Inc. the Robert Wood Johnson Foundation, and the National Center for

Healthcare Leadership. Her advisory roles include the White House Task Force on Health Care Reform, the World Bank, the World Health Organization’s Global Advisory Group on Nursing and Midwifery, and the National Institutes of Health National Advisory Committee for the Institute of Nursing Research.

Carina Szpilka Lázaro

Ms. Carina Szpilka Lázaro earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an Executive MBA from the Instituto de Empresa. She began her professional career in the financial sector working at Banco Santander and Argentaria (now part of BBVA). In 1998 she was part of the team that founded ING Direct in Spain, where she occupied the position of CEO from 2010 to 2013, having previously occupied the same position in ING Direct France from 2008 to 2010. She is currently an independent director at Abanca and at Meliá Hotels International, as well as a partner at KFund Venture Capital and a member of the Advisory Board of Reparalia and of Oracle España. Since the beginning of 2014, she has been vice-president of UNICEF in Spain. She is also a member of the Professional Board of ESADE. In 2011 she was given the “Female Executive of the Year” award by the Spanish Federation of Female Directors, Executives, Professionals and Entrepreneurs (Federación Española de Mujeres Directivas - FEDEPE).

Iñigo Sánchez-Asiaín Mardones

Mr. Iñigo Sánchez-Asiaín Mardones is the Lead Independent director of the Board since May 2015. He  earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. Since 2010 he is founding partner at Portobello Capital, a private equity company recognized this year as “Best Independent Investment Firm” in Spain by AI Magazine. He is member of the Executive Committee and Investment Committee at Portobello Capital, leading the investments in companies such as Angulas Aguinaga or Multiasistencia, companies in which he is Chairman and member of the Executive Committee. Previously he was Deputy General Director (Subdirector General) at Banco Santander (1993-2005) and was partner and member of the Board of Directors of Ibersuizas Gestión SGECR, S.A. (2005-2010). He is also regional director for Europe at the Harvard Alumni Association and Chairman of the Harvard Business School of Madrid.

Biography of the Secretary Non-Member of the Board

Nuria Martín Barnés

Ms. Núria Martín Barnés has served as Vice-Secretary non-member of the Board of Directors from 2001 to 2015, serving as Secretary non-member of the Board of Directors since 2015. Ms. Martín is a Partner at Osborne Clarke Spain. Prior to joining Osborne Clarke she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986. Ms. Martín is also secretary and member of the Board of Directors of Compañía General de Inversiones, S.A., S.I.C.A.V., Gesiuris Asset Management, S.G.I.I.C., S.A., CAT Patrimonis, S.I.C.A.V., S.A., URC Patrimonis, S.I.C.A.V., S.A. and Technetix Spain, S.L. Ms. Martín earned her law degree from the University of Barcelona.

Senior Management

Our senior management currently consists of the following persons:

Name	Age	Title	Since
Raimon Grifols Roura	53	Co-CEO	2017
Víctor Grifols Deu	40	Co-CEO	2017
Ramón Riera Roca	62	EVP and President of Global Commercial Division	1988
Alfredo Arroyo Guerra	59	Corporate Vice President (“CVP”) and Chief Financial Officer	2007
Carlos Roura Fernández	65	Chief Industrial Officer	1987
Montserrat Lloveras Calvo	55	CVP and Director of Corporate Accounting and Reporting	1991
Vicente Blanquer Torre	56	CVP Quality and R&D	1993
Mateo Florencio Borrás Humbert	61	CVP and Director of Global Human Resources	2008
Francisco Javier Jorba Ribes	66	CVP and President of Biological Industrial Group	1995
Gregory Gene Rich	65	CVP and President and Chief Executive Officer of Grifols Shared Services North America, Inc.	2001
David Ian Bell	62	CVP and General Counsel of Grifols Shared Services North America, Inc.	2003
Nuria Pascual Lapeña	53	CVP Treasury, Risk Management and IRO	1997
Shinji Wada	59	CVP and President of Plasma Operations of Grifols Shared Services North America, Inc.	2003

Name	Age	Title	Since
Lafmin Morgan	52	President of the Bioscience and Hospital division	2014
Carsten Schroeder	51	President of the Diagnostic Division	2014
Juan Ignacio Twose Roura	71	Member of the Advisory Committee	2015

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

Family Relationships

Mr. Raimon Grifols Roura, director and one of our Chief Executive Officers, and Mr. Víctor Grifols Roura, a director and non-executive Chairman of the Board, are brothers.

Mr. Raimon Grifols Roura is the uncle of Mr. Víctor Grifols Deu, both being directors and co-Chief Executive Officers.

Mr. Víctor Grifols Deu, director and one of our co-Chief Executive Officers, is the son of Mr. Víctor Grifols Roura, the director and non-executive Chairman of the Board.

Messrs. Víctor Grifols Roura and Raimon Grifols Roura are the grandchildren of Mr. José Antonio Grifols i Roig, our founder.

Mr. Carlos Roura Fernandez, the President of our Global Industrial Division, is the cousin of Messrs. Víctor Grifols Roura and Raimon Grifols Roura. Mr. Francisco Javier Jorba Ribes is corporate vice president, president of the Biological Industrial Group and the brother-in-law of Mr. Víctor Grifols Roura.

Arrangements Pursuant to Which Certain Directors or Senior Management Were Selected

The following is a description of all arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person named above was appointed.

Pursuant to the terms of the Merger Agreement, we agreed to appoint two individuals designated by Talecris to our Board, upon consummation of the Talecris acquisition, each for a five-year term.  Mr. Mayer is the only current director that was designated for such appointment and was appointed as a director in June 2011. and reelected in 2016, from such year under the category of independent director.

B.                                    Compensation

Compensation of Members of the Board

Our directors are entitled to receive compensation for serving as directors on our Board.  The Articles of Association generally set forth the processes for the determination of the compensation paid to the members of the Board.  Article 20.bis of the Articles of Association provides that the directors’ remuneration shall be a fixed amount and that, at least every three years and valid for the three fiscal years following the year it is approved, the general shareholders’ meeting shall approve the directors’ remuneration policy, which (i) with respect to directors in their condition as such shall necessarily determine the maximum amount of the annual remuneration to be paid to all the directors and (ii) with respect to the remuneration of the directors for performing executive duties must include the amount of the annual fixed remuneration, the different parameters to set the variable components and the main terms and conditions of their contracts.  The Board then determines, pursuant to Article 26.2 of the Regulations of the Internal Functioning of the Board of Directors of Grifols, S.A. (reglamento de funcionamiento interno del consejo de administración), or Board Regulations, how much of the shareholder-approved aggregate compensation amount will be allocated to each director as compensation, taking into account the recommendations of our appointments and remuneration committee (comisión de nombramientos y retribuciones), or Appointments and Remuneration Committee, and their dedication to our business. In this respect, the Company’s director remuneration policy is the one that results from the Annual Remunerations Report approved, on a consultative vote at the general shareholders’ meeting.

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

In accordance with the compensation system outlined in the Articles of Association and the Company’s directors’ remuneration policy, adopted at the general shareholders’ meeting held on May 29, 2015, the shareholders set the maximum annual amount available for compensation to the non-executive directors at €100 thousand per director, other than those non-executive directors of the Board that render remunerated professional services to us.  Also, any director that is a member of one of the Board committees (Audit Committee and Appointments and Remuneration Committee) shall receive an additional gross annual remuneration of €25 thousand as a result of the heavier workload (thus, the total remuneration shall amount to €125 thousand). Similarly, the chairpersons of each Committee shall receive an additional €25 thousand for performing their duties (thus, the total remuneration shall amount to €150 thousand). The lead independent director shall receive an additional remuneration amounting to €50 thousand for performing their duties (thus, the total remuneration shall amount to €150 thousand). Under no circumstances shall the remuneration of a non-executive director exceed €150 thousand.

As a result, in 2016, the following directors  received compensation in their condition as such, namely, Anna Veiga Lluch, Steven F. Mayer, Luís Isasi Fernández de Bobadilla, Belén Villalonga Morenés, Marla E. Salmon, Carina Szpilka Lázaro, Iñigo Sánchez Asiaín Mardones.

As of the date of this annual report on Form 20-F, Anna Veiga Lluch, Luís Isasi Fernández de Bobadilla, Steven F. Mayer, Belén Villalonga Morenés, Marla E. Salmon, Carina Szpilka Lázaro and Iñigo Sánchez-Asiaín Mardones are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Messrs.  Dagá and Glanzmann serve as external directors (and not independent) and Mr. Víctor Grifols Roura serves as proprietary director (and not independent) in conformity with Spanish rules.

The total compensation paid to directors in 2016, in the aggregate, amounted to €4,573 thousand.  Of the total director compensation amount, executive directors (consejeros ejecutivos) received €2,743 thousand (€2,152 thousand in fixed compensation and €591 thousand in variable compensation) for their service as executive directors. External directors (other than those who render remunerated professional service to us) received €925 thousand.  These figures include accruals for contingent or deferred compensation.  None of our directors received attendance fees for meetings of the Board or committees of the Board.  Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

With respect to the €591 thousand received by the executive directors in variable compensation, this amount corresponds to 50% of the total amount of variable compensation. The remaining 50% shall be paid in Class B ordinary shares. The vesting period for the delivery of these shares is two years and one day.

Mr. Víctor Grifols Roura resigned as Chief Executive Officer on January 1, 2017, staying on the board as non-executive Chairman. Effective the same date, Raimon Grifols Roura and Víctor Grifols Deu became the co-Chief Executive Officers of the Company. Therefore, as of January 1, 2017, the Company’s remuneration policy changed due to the position held by Víctor Grifols Roura as non-executive Chairman of the Board, as his remuneration for his role in the Company is different to that of the other members of the Board.

The remuneration of the Chairman of the Board for year 2017 will be a fixed annual amount of €965 thousand. The Chairman of the Board will no longer receive a variable remuneration. The remuneration of Mr. Grifols has been determined taking into account his proven experience as director and Chairman of the company, in addition to his knowledge in the sector where the Company operates. When deciding the remuneration of Mr. Grifols, which is the same fixed amount he had when he held an executive position, excluding any variable amount, the additional duties that he will carry out, as well as those set out in the Spanish Companies’ Act for the position of Chairman of the Board, were taken into account.

It should be highlighted that Mr. Grifols has not received any compensation for the termination of his executive role and duties.

A new remuneration policy will be presented at the Company’s next general shareholder’s meeting for approval by the shareholders.

Compensation of Senior Management

In 2016, our senior management (excluding those who also served as members of the Board) was paid compensation amounting to €10,287,100 in the aggregate.  This figure includes accruals for contingent or deferred compensation earned in respect of 2016 service.  The breakdown of the aggregate amount paid to such senior management for discharging their duties in 2016 is set forth in the table below.

Component	Amount Paid in 2016
Salaries	€8,022,387
Variable Compensation	€2,264,713
Stock options or other securities	N/A
Other — e.g., life and health insurance	N/A
Other — e.g., pensions/savings	€50,284

Salaries paid in U.S. dollars have been calculated at the exchange rate between the U.S. dollar and the euro as of December 31, 2016, of U.S. $1.054 to €1.00.

For the bonus of 2015, payable in 2016, we established a Restricted Share Unit Retention Plan, or RSU Plan, for eligible employees. Under the RSU Plan, an employee can elect to receive up to 50% of their yearly bonus in non-voting Class B shares or ADSs, and we will match their RSUs with an additional 50% of such employee’s election of RSUs, or Additional RSUs. Our Class B shares and ADSs are valued at the date of payment of the 2015 bonus such employee has elected to receive and no cash dividends will be paid with respect to these shares. These RSUs will have a vesting period of two years and one day and will subsequently be exchanged for Class B shares or ADSs representing Class B shares. If an eligible employee leaves the company, or is terminated before the end of the vesting period, they will not be entitled to the Additional RSUs. This commitment is treated as equity-settled and the total amount was €10,594 thousand.

Equity and Other Incentive Programs

In 2016, no compensation was paid pursuant to a profit sharing plan or any stock option and no other equity compensation was awarded to any of our directors or senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2016 was €50,284 ($53,000). In 2016, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

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

A director may either be an individual or an entity represented by an individual.  If a director ceases to hold office prior to the expiration of his or her term, the Board may fill the vacancy by appointing, a new director to replace the outgoing director.  Any director so appointed will hold office until the next general shareholders’ meeting when the appointment may be confirmed or revoked by our shareholders. If such appointment takes place between the time that a general shareholders’ meeting is called and the time the meeting takes place, then the director so appointed will hold office until the next general shareholders’ meeting, when this appointment is to be confirmed or revoked. Any such appointment will be only for the remainder of the term of the outgoing director, without prejudice to such director’s eventual election.  A director may resign, or be removed, from office by a resolution of our general shareholders’ meeting at any time.  A director who is also a shareholder may vote freely on any of our shareholders’ resolutions relating to the appointment and dismissal of directors (including the appointment or dismissal of that director).

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

In addition, under Spanish corporate law, a holder of voting shares (or group of shareholders of voting shares acting together) may, subject to availability of seats on the Board, appoint a number of directors proportionate to that shareholder’s (or group of shareholders’) interest in our voting capital.  If the voting capital stock represented by the shares held by such shareholder (or group of shareholders) is equal to or greater than the result of dividing our total voting capital stock by the number of directors, such shareholder (or group of shareholders) shall have the right to appoint a proportionate number of directors.  For example, a shareholder holding 20 voting shares out of a total of 100 voting shares in a company with five directors will be entitled to appoint one director.  Should this power be exercised, shares so pooled shall not participate in the voting for the other members of the Board.  However, they may exercise their voting rights with respect to the removal of existing directors.  Since such rights apply only to voting shares or Class B shares that have recovered their voting rights, our Class B shares and the Class B ADSs that represent them in the United States do not count towards the proportional representation right.

The Board must appoint a Chairman of the Board from among its members.  Mr. Víctor Grifols Roura is the current non-executive Chairman.  The Board may also designate one or more Vice Chairmen, who shall be numbered consecutively, and who shall replace the Chairman in the event of impossibility to act or absence. Mr. Thomas Glanzmann is the current Vice Chairman.

The Board must also appoint a Secretary and may also designate one or more Vice-Secretaries.  Neither the Secretary nor the Vice-Secretary is required to be a member of the Board; however, the Secretary or the Vice-Secretary will not be entitled to vote on matters before the Board unless he or she is a member of the Board.  Mr. Tomás Dagá is the current Vice-Secretary of the Board and Ms. Nuria Martín Barnés is the current Secretary non-member of the Board.

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

Mr. Raimon Grifols Roura and Mr. Víctor Grifols Deu currently serve as joint and several Chief Executive Officers of the Company, with delegation of all powers legally delegable from the Board.

Expiration of Current Terms

The periods during which our directors and senior management have served in their offices, as well as the date of expiration of each director’s term, are shown in the tables under “— A. Directors and Senior Management” above.

Termination Benefits

We have entered into employment contracts with all members of our senior management that entitle them to unilaterally rescind their employment contracts and receive termination benefits of two to five years’ salary in the event that we undergo a change of control.  In addition to this, nine members of our senior management are contractually entitled to termination benefits of one to four years’ salary under certain circumstances other than a change of control.

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

The regulations applicable to the Audit Committee are set forth in the provisions referred to above, as well as the bylaws of the Audit Committee, which were approved by the Board and the Audit Committee on December 9, 2008.  In connection with the Talecris acquisition, at a Board meeting held on May 24, 2011, the Articles of Association and Board Regulations were amended to conform to NASDAQ Listing Rules and to facilitate the listing of our Class B ADSs on NASDAQ. Furthermore, the bylaws of the Audit Committee were modified at a Committee meeting held on March 31, 2015, to adapt them to the requirements imposed by Law 31/2014.

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

The responsibilities of the Audit Committee include:

•                                          reporting to the shareholders at general shareholders’ meetings regarding matters for which the Audit Committee is responsible;

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

•                                          supervising any transactions entered into with significant shareholders as set forth in the Board Regulations; and

•                                          (i) ensuring compliance with the Internal Code of Conduct of Grifols, S.A. in Matters Relating to the Stock Market, or Stock Market Code of Conduct, the Code of Conduct for Grifols’ Employees, the Board Regulations (each available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com) and, in general, any other corporate regulations and (ii) making any necessary proposals to improve such regulations.

The Audit Committee currently consists of Mr. Mayer and Madames Szpilka and Villalonga. Each of the members is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, as well as in conformity with the Spanish Companies Act. Mr. Tomás Dagá Gelabert serves as Secretary non-member of the Audit Committee.

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

•                                          examining and organizing the orderly and planned succession of the Chairman of the Board and the Chief Executive Officer;

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

Our Appointments and Remuneration Committee is required, pursuant to Spanish corporate governance requirements and Article 15 of the Board Regulations, to consist of between three and five members, all of which must be non-executive directors. Consistent with NASDAQ Listing Rules for foreign private issuers, our Appointments and Remuneration Committee currently consists of Messrs. Tomás Dagá Gelabert, Luís Isasi Fernández de Bobadilla and Ms. Salmon as directors. Each of Ms. Salmon and Mr. Isasi is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules and Mr. Dagá is considered an “Other External” director under the Spanish Companies Act. Ms. Martín Barnés serves as Secretary non-member of the Appointments and Remuneration Committee.

D.                                    Employees

The table below indicates the number of employees by department as of December 31, 2016, 2015 and 2014:

Department	2016	2015	2014
Manufacturing	11,400	11,409	10,776
Research & development — technical area	812	812	774
Administration and others	1,095	1,032	1,030
General management	238	215	187
Marketing	168	158	186
Sales and distribution	1,164	1,111	1,027
Total	14,877	14,737	13,980

The table below indicates the number of employees by geographic region as of December 31, 2016, 2015 and 2014:

Geographic Region	2016	2015	2014
Spain	3,430	3,256	2,981
North America	10,557	10,659	10,224
Rest of the World	890	822	775
Total	14,877	14,737	13,980

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

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents.  All of our employees are covered under this policy.  We implemented a defined contribution pension plan in all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees.  Our contribution to this pension plan was €674,000 in 2016, compared to €647,000 in 2015.  We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended.  We make fully vested matching contributions to the savings plan which totaled $17  million for 2016, compared to $12.7 million for 2015.  For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law.  The pension cost relating to this plan is not material.

E.                                    Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2016, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

Item 7.                                                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth certain information, including information regarding beneficial ownership of our Class A (voting) shares as of December 31, 2016, for (i) our major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to us to be the beneficial owner of more than 3% of our Class A shares, (ii) each of our directors and (iii) each member of our senior management.  As of that date, there were a total of 426,129,798 Class A shares issued and outstanding.

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

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Major Shareholders
Deria S.A.(1)	37,970,661	8.91
Scranton Enterprises B.V.(2)	36,953,048	8.67
Thorthol Holdings B.V.(3)	30,085,532	7.06
Núria Roura Carreras (4)	26,224,374	6.15
Capital Research and Management Company(5)	21,092,024	4.95
Oppenheimerfunds Inc. (6)	13,064,750	3.07
Fidelity International Limited (7)	8,466,387	1.99

Directors
Víctor Grifols Roura	880,900	*
Ramón Riera Roca	338,170	*
Thomas H. Glanzmann(8)	167,122	*
Tomás Dagá Gelabert	103,796	*
Anna Veiga Lluch	200	*
Luís Isasi Fernández de Bobadilla	200	*
Víctor Grifols Deu	14,620	*

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Steven F. Mayer	—	—
Belén Villalonga Morenés	—	—
Marla E. Salmon	—	—
Iñigo Sánchez-Asiaín Mardones	—	—
Raimon Grifols Roura	2,780	*
Carina Szpilka Lázaro	—	—

Senior Management
Gregory Gene Rich	71,598	*
Carlos Roura Fernández	48,314	*
Francisco Javier Jorba Ribes	47,364	*
Montserrat Lloveras Calvo	34,459	*
Vicente Blanquer Torre	22,377	*
David Ian Bell	10,000	*
Nuria Pascual Lapeña	9,796	*
Mateo Florencio Borrás Humbert	491	*
Alfredo Arroyo Guerra	—	—
Lafmin Morgan	—	—
Juan Ignacio Twose Roura	—	—
Carsten Schroeder	—	—
Shinji Wada	—	—

*              Less than 1%.

(1)           The various members of the Grifols Roura family hold their respective shares indirectly through Deria S.A.

(2)           Scranton Enterprises B.V. is a corporation whose shares are owned by certain of our directors. Some Grifols family members who are directors or executive officers hold part of their shares indirectly through Scranton Enterprises B.V.

(3)           The various members of the Grifols Gras family hold their respective shares indirectly through Thorthol Holdings B.V.

(4)           26,224,374 Class A shares are held directly by Rodellar Amsterdam B.V., through which Núria Roura Carreras exercises indirect voting rights.

(5)           Capital Research and Management Company has indirect voting rights over 21,092,024 of our Class A shares.

(6)           Oppenheimerfunds Inc. has indirect voting rights over 13,064,750 of our Class A shares.

(7)           Fidelity International Limited has indirect voting rights over 48,466,387 of our Class A shares.

(8)           24,000 Class A shares are held indirectly through Glanzmann Enterprises AG, and 106,000 Class A shares are held indirectly through Opulenta Holdings Ltd.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person.  We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

In accordance with Spanish reporting requirements, the following transfers of shares were reported to the Spanish National Securities Market Commission (Spanish Comisión Nacional del Mercado de Valores), or CNMV, as of December 31, 2016:  Blackrock Inc. communicated to the Spanish National Securities Market Commission that on August 18, 2016 its holding of Class A shares fell below 3%.

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

B.                                    Related Party Transactions

Charitable Contributions

In 2016, we contributed to two charitable foundations, the Mr. Víctor Grifols i Lucas Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics.  It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas.  The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives.  Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Raimon Grifols Roura, our Chief Executive Officer, and Mr. Víctor Grifols Roura, a proprietary director and non-executive Chairman of the Board.  We contributed €0.4 million, €0.4 million and €0.3 million to the Víctor Grifols i Lucas Foundation in 2016, 2015 and 2014, respectively.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes.  The Probitas Private Foundation was founded by us in 2008.  Messrs. Raimon Grifols Roura, our Chief Executive Officer, and Tomás Dagá Gelabert, one of our directors, are patrons of the Probitas Private Foundation. We contributed €4.9 million, €4.8 million and €3.9 million to the Probitas Private Foundation in 2016, 2015 and 2014, respectively. We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

The Jose Antonio Grifols Lucas Foundation provides grants for education and research into the science of plasmapheresis.  Additionally, the foundation assists plasma donors who may be unable to care for themselves.  We did not contribute to the Jose Antonio Grifols Lucas Foundation in 2014, 2015 and 2016.

Consultant Agreement

In 2011, subsequent to the Talecris acquisition, one of our directors entered into a consulting services contract for a term of three years, pursuant to which he received compensation in the amount of $1.0 million per year with an additional $2.0 million payable upon the fulfillment of certain conditions.  In 2015, we extended this contract for a term of two years. In each of 2016, 2015 and 2014, we paid such director $1.0 million pursuant to this agreement.

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

Foreign Corrupt Practices Act Investigations

We are continuing an internal investigation into potential violations of the FCPA by any of the companies acquired by us.  The FCPA investigation is being conducted by outside counsel under the direction of the Board.

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

In 2013, there was a criminal lawsuit initiated in Naples, Italy against five of our employees, including the former general director.  In 2014, Italian courts withdrew all claims, except for minor charges against two non-management employees. The Company has finalized the internal investigations opened in Italy and in November 2015 a meeting took place with the DOJ to report on the conclusions derived from the investigations. On September, 29 2016, the DOJ notified Grifols that it had closed its inquiry into Grifols, concerning possible violations of the U.S. Foreign Corrupt Practices Act. In its notice of declination to prosecute, the Department acknowledged the full cooperation of Grifols in the investigation.

Antitrust Approval of Talecris-Grifols Merger

On July 20, 2011, the Federal Trade Commission, or FTC, issued a final order, or Consent Order, to settle its May 31, 2011 charges that our acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers.  Pursuant to the Consent Order, we divested to Kedrion, on June 2, 2011, certain assets, including Talecris’ Melville, New York manufacturing facility, which we refer to as the Melville facility, and United States marketing rights to Koate® antihemophilic factor, and an agreed quantity of plasma and subsequently transferred to Kedrion two plasma collection centers located in Mobile, Alabama and Winston Salem, North Carolina.  Further, pursuant to the Consent Order, we and Kedrion entered into a contract manufacturing agreement under which we are supplying to Kedrion, for a period of seven years ending in 2018, Koate® and private label IVIG and Albumin, for sale by Kedrion in the United States, and Kedrion exercised an option in 2014 to purchase a non-exclusive license to Koate® related intellectual property for use in the United States.  In accordance with the Consent Order, we leased the Melville facility from Kedrion until July 1, 2013 when we turned over operations at the facility to Kedrion.

Effective July 1, 2013 Grifols and Kedrion agreed to an early termination of the lease agreement and completed the transfer of operations at the Melville facility to Kedrion.  The parties further entered into a 3 year fractionation agreement whereby Kedrion would continue to fractionate limited amounts of plasma for further manufacture by Grifols.

The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years.  We filed our first compliance report, pursuant to paragraph IX.B of the Consent Order, on July 20, 2012.  Grifols filed its fifth compliance report in July 2016.  There has been no further action by the FTC.  Our next compliance report is due in July 2017.

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law.  The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries.  This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €50.6 million at December 31, 2016.

At the general meeting held on May 27, 2016, our shareholders approved a dividend of €0.133 for each Class A share, for an aggregate dividend of €56.5 million, which was paid to the Class A shareholders on June 7, 2016.  Additionally, on November 21, 2016, our Board approved an interim dividend of €0.18 for each Class A share, for an aggregate interim dividend of €76.7 million, which was paid to the Class A shareholders on December 7, 2016.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that profits for the year ended December 31, 2016, in the amount of €103.6 million be transferred to reserves.

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

At the general meeting held on May 27, 2016, our shareholders approved a dividend of €0.133 for each Class B share, for an aggregate dividend of €34.1 million, and a preferred dividend of €0.01 for each Class B share, for an aggregate preferred dividend of

€2.6 million, which were paid to the Class B shareholders on June 7, 2016.  Additionally, on November 21, 2016, our Board approved an interim dividend of €0.18 for each Class B share, for an aggregate interim dividend of €46.2 million, which was paid to the Class B shareholders on December 7, 2016. It is worth noting that the treasury Class B shares did not receive  either dividend mentioned above.

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

	Class A Shares
	High (€)	Low (€)
Fiscal Year 2012
Annual	27.72	12.73
Fiscal Year 2013
Annual	35.15	23.51
Fiscal Year 2014
Annual	42.53	27.91
Fiscal Year 2015
First Quarter	41.35	31.72
Second Quarter	42.90	34.30
Third Quarter	41.50	34.00
Fourth Quarter	46.00	36.45
Fiscal Year 2016
First Quarter**	21.32	17.85
Second Quarter	20.49	17.91
Third Quarter	20.70	18.62
Fourth Quarter	19.33	16.48
Recent Months
September 2016	19.65	18.62
October 2016	19.33	17.92
November 2016	18.79	17.34
December 2016	19.07	16.48
January 2017	20.22	18.75
February 2017	21.24	19.63
March 2017	23.41	20.63

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

	Class B Shares
	High (€)	Low (€)
Fiscal Year 2013
Annual	23.99	18.05
Fiscal Year 2014
Annual	34.60	22.61
Fiscal Year 2015
First Quarter	32.15	26.65
Second Quarter	33.00	26.73
Third Quarter	30.81	25.00
Fourth Quarter	33.69	27.22
Fiscal Year 2016
First Quarter**	15.30	12.70
Second Quarter	15.32	12.92
Third Quarter	15.65	14.01
Fourth Quarter	15.39	13.03
Recent Months
September 2016	14.89	14.01
October 2016	14.42	13.14
November 2016	14.92	13.03
December 2016	15.39	13.34
January 2017	16.30	15.05
February 2017	16.72	15.64
March 2017	17.56	16.00

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

The following table sets forth the high and low intraday market prices, in U.S. dollars, for the Class B ADSs for the periods indicated, as reported by NASDAQ:

	Class B Shares
	High ($)	Low ($)
Fiscal Year 2013
Annual	36.45	24.09
Fiscal Year 2014
Annual	46.66	29.24
Fiscal Year 2015
First Quarter	36.00	30.97
Second Quarter	35.04	30.15
Third Quarter	33.89	29.06
Fourth Quarter	36.08	30.41
Fiscal Year 2016
First Quarter**	16.19	14.07
Second Quarter	17.40	14.45
Third Quarter	17.26	15.77
Fourth Quarter	16.39	14.27
Recent Months
September 2016	16.58	15.77
October 2016	16.10	14.27
November 2016	16.39	14.36
December 2016	16.12	14.33
January 2017	17.27	15.90
February 2017	17.56	16.89

*              All prices reported on the NASDAQ from June 2, 2011 through July 22, 2012 reflect the prior ratio of Class B ADS to Class B shares of two-to-one.  On July 23, 2012 the depositary agreement was amended to provide that one Class B ADS represents one Class B share.

**           From January 4, 2016, prices reflect the two-to-one split executed by the Board effective from that date. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results —Subsequent Events.”

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

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia.  The majority of the transactions conducted on them are done through the Spanish Automated Quotation System.  During 2016, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Securities Market Legislation

The Spanish Securities Market Act (today known as Real Decreto Legislativo 4/2015, de 23 de octubre, que aprueba el texto refundido de la Ley del Mercado de Valores), or Securities Market Act, which first came into effect in 1989, among other things:

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

Royal Legislative Decree 4/2015, of October 23, 2015, approved the revised Securities Market Act and, thus, abolished the former Securities Market Act from 1988.  Certain adjustments have been made to the structure of the former Securities Market Act to improve its organization and eliminate a number of inconsistencies. Additionally, the new text has also been prepared to transpose Regulation (EU) No 596/2014 of the European Parliament and of the Council of  April 16, 2014, on market abuse and, also, the MIFID2 rules (Directive 2014/65/EU of the European Parliament and of the Council of May 15, 2014, on markets in financial instruments and Regulation (EU) No 600/2014 of the European Parliament and of the Council of May 15, 2014).

Royal legislative Decree 878/2015, on the clearing, settlement and recording of transferable securities represented in book-entry form, on the legal regime of the central securities depositaries and central counterparties, and on the transparency requirements for issuers of securities admitted to trading in a regulated, which was published in the Spanish Official Gazette on October 3, 2015, meets the need to develop the latest amendments introduced in the Securities Market Act in matters of book-entries and clearing and settlement of securities, in addition to the need to adapt our legal system to a number of EU Law provisions. The reform of our post-trading system seeks to improve its efficiency and stability, in addition to equating the securities clearing, settlement and recording activities to those of the European markets, thus helping to reduce operational costs and improve the competitiveness of our markets, entities and infrastructures and, consequently, of the financial sector.  On April 27, 2016, the new post trading system of clearing and settlement of shares kicked off.

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

No further amendments of the Securities Market Law have been approved in 2016. However, future amendments are already anticipated by the Securities Market Law for the following months, mainly due to the following regulations coming into force: Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014, on market abuse and, also, the MIFID2 rules (Directive 2014/65/EU of the European Parliament and of the Council of May 15, 2014, on markets in financial instruments and Regulation (EU) No 600/2014 of the European Parliament and of the Council of May 15, 2014).

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

At the general shareholders’ meeting held on May 27, 2016, the shareholders voted to delegate to the Board, with full power of substitution in any of its members, the authority to increase the Company’s share capital at once or in several times and at any given moment, within a maximum term of five (5) years as from the date of the May 27, 2016, general meeting, and in an amount that in no case may exceed half of the Company’s share capital at the time of this authorization. Pursuant to this authorization, the share capital increases will be carried out, if appropriate, by issuing and placing in circulation the new shares (whether of Class A and Class B, exclusively Class A or exclusively Class B), with or without share premium, with a consideration consisting in cash contributions. As long as there are non-voting Class B shares in circulation, the capital increases will observe, when applicable, the provisions of the Company’s Articles of Association as regards the pre-emptive right of acquisition that may correspond in said capital increases. Likewise, as long as Class B shares hold the redemption rights foreseen in paragraph 4 of article 6.bis of the Articles of Association, the nominal value of the Class B shares that may be issued in the execution of this delegation of authorities cannot exceed one fourth of the total amount of the share capital resulting from the capital increase resolution.

The Board, with full power of substitution in any of its members, has the authority to set the terms and conditions of the capital increases and the characteristics of the shares in all aspects not foreseen by the general meeting, as well as to freely offer the new unsubscribed shares within the term(s) of exercise of the pre-emptive right of subscription; establish that, in the event of an incomplete subscription, the share capital will be increased only in the amount of the subscriptions effectively carried out;  redraft the articles of the Articles of Association related to share capital and number of shares; exclude, pursuant to the provisions of article 506 of the Companies Act, the pre-emptive right in the terms and conditions set forth therein and up to a maximum of 20% of the Company’s share capital; apply for, when appropriate, the listing of the shares issued pursuant to this authorization, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the above-mentioned stock exchange markets, for admission to listing of the new shares issued as a consequence of the agreed capital increase; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, permanence and exclusion from official listing; request the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

The full text of the amendments to the Articles of Association detailed above is available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the heading “Investor Relations — Corporate Governance.”

General

As of December 31, 2016, our share capital was €119,603,705  and comprised:

•                                          Class A shares:  426,129,798 ordinary shares with a par value of €0.25 each.  All of the Class A shares belong to the same class and series.

•                                          Class B shares:  261,425,110 non-voting preference shares with a par value of €0.05 each.  All of the Class B shares belong to the same class and series and have the preferential rights set forth in the Articles of Association.

All of our shares are fully paid and non-assessable.  Both share classes are issued in book-entry form, governed by the Securities Market Act, as amended, and such other provisions as may be applicable.  The book-entry registry is maintained by Iberclear and its participant entities.

In exercise of the authorities granted to the Board of Directors by the Company’s general shareholders’ meeting held on May 29, 2015, on December 3, 2015, our Board agreed to carry out a two-to-one split of all of our existing Class A and Class B shares. Said split was carried out on January 4, 2016. The Board effected a two-to-one split of the Class A and Class B shares by reducing the nominal value and increasing the number of such shares, without changing the total nominal value of the share capital in accordance with the shareholder resolution passed at the general shareholders’ meeting held May 29, 2015. As a result of the split, 426,129,798 Class A Shares are now issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are now issued and outstanding with a par value of €0.05 per share. Our total share capital stands at €119,603,705.

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

Class A Shares

Shareholders’ Meetings and Voting Rights

Pursuant to Article 13 of our Articles of Association and the Spanish Companies Act, the annual general shareholders’ ordinary meeting shall be held during the first six months of each fiscal year on a date fixed by the Board.  Resolutions presented at duly constituted general shareholders’ meetings are, except as indicated herein, passed by a simple majority vote of the voting capital present or represented at the meeting.

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

Distributions of dividends to our Class A shareholders will be made in proportion to the capital that they have paid up.  The shareholders at the general shareholders’ meeting shall decide the amount, time and form of payment of the dividends.  If these details are not so determined, the dividend will be payable at our registered office on the day following the date of the resolution.

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

In addition, pursuant to Royal Decree 1333/2005, of November 11, 2005, (implementing European Directive 2004/72/EC), any member of the Board or our senior management and any parties closely related to any member of the Board or our senior management must similarly report any acquisition or disposal of our shares (in this case, either ordinary or Class B shares), derivatives or other financial instruments relating to our shares regardless of the size, including information on the percentage of voting rights which they hold as a result of the relevant transaction within five business days of such transaction. In this respect, Regulation (EU) No. 596/2014, on market abuse introduces certain changes as regards notifications from directors. From a practical viewpoint, the transactions that may be notified are broadened, the notification period is reduced from 5 to 3 business days and the prohibition against directors and executives to trade during 30 calendar days before the publication of an interim or annual financial report (restricted periods or “blackouts”) is regulated.

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

On January 4, 2016, the two-to-one share split of our existing Class A and Class B shares approved by the Board on December 3, 2015, became effective. The split reduced the nominal value of the shares by half, thus increasing the number of such shares, without changing the total nominal value of the share capital in accordance with the delegation of authorities granted to the Board by the Company’s general shareholders’ meeting held on May 29, 2015. As a result of the split, 426,129,798 Class A Shares are now issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are now issued and outstanding with a par value of €0.05 per share. Our total share capital stands at €119,603,705.

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

5.25% Senior Notes due 2022

For a summary of the material terms of the Existing Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit —5.25% Senior Notes due 2022.”

New Credit Facilities

For a summary of the material terms of the New Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — New Credit Facilities.”

2014 Credit Facilities

For a summary of the material terms of the 2014 Credit Facilities, see Item 4 of this Part I, “Information on the Company — A. History of and Development of the Company — Important Events — The Novartis Acquisition and Related Financing — Refinancing.”

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

This section is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, in each case as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, as well as the tax laws of Spain and regulations thereunder and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, in each case as in effect as of the date hereof and subject to change.  On January 14, 2013, the United States and Spain signed a protocol amending the Treaty, or the Protocol, which, depending on a holder’s individual circumstances, could alter either the United States federal income tax consequences, the Spanish tax consequences, or both, of owning shares or ADSs.  However, the Protocol will not become effective until formal ratification procedures are completed by both countries, and the timing for the completion of such ratification procedures is not certain.  As a result, it is not certain when any changes to the United States federal income tax consequences or Spanish tax consequences of owning shares of ADSs resulting from the Protocol would come into effect, and in any case such changes would, in general, be prospective only.

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

Spanish Wealth Tax

On September 16, 2011, Royal Decree 13/2011 approved the reintroduction of the Spanish wealth tax (originally introduced under Law 19/1991) for 2011 and 2012.  The Spanish wealth tax has been extended to apply through 2017 (in 2013 pursuant to Law 16/2012, of December 27, 2012, adopting various tax measures aimed at strengthening public finances and economic activity, in 2014, pursuant to Law 22/2013, of December 23, 2013 on the General State Budget for 2014, in 2015 pursuant to Law 36/2014, of December 26, 2014, on the General State Budget for 2015,  in 2016 pursuant to law 48/2015, of October 29, 2015, on the General State Budget for 2016) and in 2017 pursuant to Royal Decree-Law 3/2016, of December 2, 2016, adopting measures in the tax field aimed at the consolidation of public finances and other urgent social security measures.  As a result, individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax, which imposes a tax on property located in Spain on the last day of any year.  The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes.  If the tax authorities take this view, individuals subject to the Spanish wealth tax will be taxed at marginal rates of 0.2% to 2.5% (as published by the Spanish Ministry of Economy and Public Administrations) of the average market value of their shares or ADSs during the last quarter of the relevant year, subject to a tax-free allowance of €700,000.

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

Impact of Potential U.S. Federal Tax Reform

Reform proposals have been recently put forth by members of Congress and the President. In 2016, the Speaker of the House of Representatives and the Chairman of the House Ways and Means Committee published “A Better Way.” Separately, the then-candidate, now-President published a one-page document on tax reform. Each of these proposals set forth a variety of principles to guide potential tax reform legislation. As of the date of registration of this annual report, no legislation in respect of either of these proposals has been introduced in the Congress. However, the principles set forth in both “A Better Way” and the President’s one-page proposal, if ultimately reduced to legislation enacted by the Congress and signed into law by the President in a form that is consistent with those principles, could change dramatically the U.S. federal taxation of the Grifols group and a holder of our shares or ADSs. While it is impossible to predict whether and to what extent any tax reform legislation (or other legislative, regulatory or administrative change to the U.S. federal tax laws) will be proposed or enacted, any such change in the U.S. federal tax laws could affect materially the value of any investment in the Company’s shares or ADSs. Prospective investors should consult their tax advisors regarding possible legislative and regulatory changes and the potential effect of such changes on an investment in the Company or its shares or ADSs.

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

We hold several investments in foreign operations, the net assets of which are exposed to currency risk.  Currency risk affecting net assets of our foreign operations in U.S. dollars are mitigated primarily through borrowings in the relevant foreign currency.  Our main exposure to currency risk is to the U.S. dollar, which is used in a significant percentage of our transactions in foreign currencies.

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2016, equity would have increased by €318.6 million (€300.4 million at December 31, 2015) and profit would have increased by €11.4 million (increased by €50.6 million at December 31, 2015).  This analysis assumes that all other variables are held constant, especially that interest rates remain constant.  A 10% weakening of the U.S. dollar against the euro at December 31, 2016, and 2015, would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest Rate Risk

Our interest rate risks arise from current and non-current borrowings.  Borrowings at variable interest rates expose us to cash flow interest rate risks.  The purpose of managing interest rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

A significant part of the financing obtained during 2016 accrues interest at fixed rates.  This fixed interest debt amounts to $1 billion as of December 31, 2016, which represents 21% of our total U.S. dollar denominated debt. The additional loan of €100 million from the European Investment Bank represents 20% of our total debt in euros.

At June 30, 2016, our U.S. dollars hedging expired and, as a consequence, was not in place on December 31, 2016.

Our senior euro denominated debt represented 10% of our total debt at December 31, 2016 (10% at December 31, 2015). All of such debt is at variable rates. We manage cash flow interest rate risks through euro denominated variable to fixed interest rate swaps.  On March 31, 2016, the Euro hedging expired and, as a consequence, was not in place on December 31, 2016.

As of December 31, 2016, we were not participating in hedging of Euros or U.S. dollars. In previous years, the fair value of interest rate swaps, contracted to reduce the impact of rises in variable interest rates (LIBOR and EURIBOR), were accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

If the interest rate had been 100 basis points higher during 2016, the interest expense would have increased by €40.7 million and the finance cost due to changes in the value of derivatives would have been €2.6 million lower. The impact on equity is not significant because of derivatives close to maturity on March 31, 2016, for Euro swaps and June 30, 2016, for U.S. dollar swaps. Therefore, the net effect on cash interest payments would have been €38.1 million.

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols, S.A. certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees.  It has covered all such expenses incurred by us during 2016 for an amount of $1 million.  The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

As part of its service to us, Deutsche Bank Trust Company Americas has also agreed to waive the cost of providing administrative and reporting services, including the cost of accessing its intelligence database for our ADR programs, which totaled $160,000 for 2016.

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

Item 14.                                                  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15.                                                  CONTROLS AND PROCEDURES

A.                                    Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officers and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016.  In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).  Based on their assessment under these criteria, our management believes that, at December 31, 2016, our internal control over financial reporting is effective.

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

Item 16.C.                                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2016 and 2015, and breaks down these amounts by category of service:

	2016	2015
	(in thousands of euros)
Audit fees	5,023	5,097
Audit-related fees(1)	19	50
Tax fees	72	61
All other fees(2)	131	129
Total	5,245	5,337

(1)           Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors.

(2)           All other fees primarily relate to due diligence of businesses acquired and training.

The table below sets forth the total fees paid to other auditors for services performed in the years 2016 and 2015, and breaks down these amounts by category of service:

	2016	2015
	(in thousands of euros)
Audit fees	51	35
Audit-related fees	—	—
Tax fees	35	7
All other fees	—	—
Total	86	42

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

Item 16.D.                                      EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E.                                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table includes information about our share purchases during 2016:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
June 2016	357,362	14.359	n/a	n/a
July	496,571	15.215	n/a	n/a

* Average price paid per share at the time of acquisition.

As of December 31, 2016, we hold 4,730,735 Class B shares and no Class B ADSs in treasury.

Item 16.F.                                       CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G.                                     CORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3).  We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3).  Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2016) and those followed by NASDAQ-listed U.S. domestic issuers.

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

In addition, all actions described in Article 6.bis of the Articles of Association, which are considered to affect the economic rights of our Class B shares, must be approved at a shareholders’ meeting by the holders of at least a majority of Class B shares.

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

We have not determined whether our directors would be considered independent under NASDAQ Listing Rules, except for the three directors who are members of the Audit Committee and as such must meet NASDAQ independence criteria. As of the date of this report, seven members of the Board are independent directors in accordance with the Board Regulations and the CNMV Governance Code.

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

Audit Committee

Responsibilities and Terms.  In accordance with NASDAQ Listing Rules, our Audit Committee is in charge of the appointment, compensation, retention and oversight of the services of any registered public accounting firm engaged for the purpose of preparing and issuing any audit report, or for performing other audit reviews or related services.  Notwithstanding the above, Spanish laws provide our shareholders with the authority to appoint and replace the independent auditor at a general shareholders’ meeting.

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

Internal Code of Conduct on Matters Related to the Securities Market and Business Ethics

Under NASDAQ Listing Rules, we are required to adopt a code of business conduct and ethics applicable to all directors, officers and employees, which must be publicly available.  Furthermore, under Spanish law, Grifols’ is required to adopt an internal code of conduct for securities markets, in order to prevent insider trading, misconduct, and to control possible conflicts of interest. In this respect, the Board, in its meeting held on October 28, 2016, resolved to approve the new Internal Code of Conduct on Matters Related to the Securities Market, in order to comply with recent European market abuse regulations, specifically European Regulation 596/2014.

Additionally, the Board Regulations set out in detail the directors’ main obligations relating to conflicts of interest concerning business opportunities, use of Grifols’ assets, confidentiality and non-competition.  Both the Internal Code of Conduct on Matters Related to the Securities Market and the Board Regulations are publicly available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com.  Although not mandatory under Spanish laws, the Board of Grifols also approved the Code of Conduct for Grifols Employees, which is publicly available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com.

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

Worldwide Operations Limited, the guarantors signatory thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No.001-35193) filed on April 4, 2014)

2.5	Form of 5.25% Senior Note (included as Exhibit A to Exhibit 4.1)

2.6

Registration Rights Agreement, dated March 12, 2014, by and among Grifols Worldwide Operations Limited and Nomura Securities International, Inc., as representative of the several initial purchasers (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.1

Share and Asset Purchase Agreement, dated November 10, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. (f/k/a G-C Diagnostics Corp.) and Grifols, S.A. (incorporated herein by reference to Exhibit 4.1 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)†

4.2

Amendment No. 1 to Share and Asset Purchase Agreement, dated December 27, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. and Grifols, S.A. (incorporated herein by reference to Exhibit 4.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.3

Amendment No. 2 to Share and Asset Purchase Agreement, dated January 9, 2014, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. and Grifols, S.A. (incorporated herein by reference to Exhibit 4.3 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)†

4.4

Credit and Guaranty Agreement, dated as of February 27, 2014, among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A, certain subsidiaries of Grifols, S.A., the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative and collateral agent (incorporated herein by reference to Exhibit 4.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.5

U.S. Pledge and Security Agreement, dated February 27, 2014, among Grifols Worldwide Operations Limited, each of the subsidiaries of Grifols, S.A. as grantors, and Deutsche Bank AG New York Branch, as collateral agent for the secured parties (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.6

Amendment to Credit Agreement and Amendment to Security Agreement, dated as of March 17, 2014, among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A, certain subsidiaries of Grifols, S.A., the lenders party thereto, and Deutsche Bank AG New York Branch, as administrative and collateral agent (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.7

Pledge Agreement, dated as of February 27, 2014, between Grifols, S.A. and Deutsche Bank AG New York Branch, as collateral agent (incorporated herein by reference to Exhibit 4.7 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.8

Patent Security Agreement, dated as of February 27, 2014, among the grantors party thereto and Deutsche Bank AG New York Branch, as collateral agent for the secured parties (incorporated herein by reference to Exhibit 4.8 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.9

Trademark Security Agreement, dated as of February 27, 2014, among the grantors party thereto and Deutsche Bank AG New York Branch, as collateral agent for the secured parties (incorporated herein by reference to Exhibit 4.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.10

Credit and Guaranty Agreement, dated as of January 3, 2014, among Grifols, S.A., certain subsidiaries of Grifols, S.A. and Nomura Corporate Funding Americas, LLC, as administrative agent (incorporated herein by reference to Exhibit 4.10 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.11

Credit and Guaranty Agreement, dated as of February 27, 2014, by and among Grifols Worldwide Operations Limited, Grifols, S.A., certain subsidiaries of Grifols, S.A. and Deutsche Bank AG Cayman Islands Branch, as administrative agent (incorporated herein by reference to Exhibit 4.11 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.12*

Credit and Guaranty Agreement, dated as of January 31, 2017, by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent.

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

GRIFOLS, S.A.

	By:	/s/ Víctor Grifols Deu
Name: Víctor Grifols Deu
Title: Director and Co-Chief Executive Officer

GRIFOLS, S.A.

	By:	/s/ Raimon Grifols Roura
Name: Raimon Grifols Roura
Title: Director and Co-Chief Executive Officer

Date: April 4, 2017

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2016 and 2015

SUMMARY

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2016 and 2015

SUMMARY

•	Appendices

	• Appendix I	Information on Group Companies, Associates and Others	F-95
	• Appendix II	Operating Segments	F-96
	• Appendix III	Changes in Other Intangible Assets	F-98
	• Appendix IV	Movement in Property, Plant and Equipment	F-100
	• Appendix V	Statement of Liquidity for Distribution of Interim Dividend	F-102
	• Appendix VI	Condensed Consolidating Financial Information	F-104

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
   Grifols, S.A.

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries as of 31 December 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in consolidated equity and cash flows for each of the years in the three-year period ended 31 December 2016. We have also audited Grifols, S.A.’s internal control over financial reporting as of 31 December 2016, based on criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grifols, S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Grifols, S.A.’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grifols, S.A. and subsidiaries as of 31 December 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Grifols, S.A. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores, S.L.

Barcelona, Spain

31 March 2017

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2016 and 2015

(Expressed in thousands of Euros)

Assets	31/12/16	31/12/15

Goodwill (note 7)	3.643.995	3.532.359
Other intangible assets (note 8)	1.195.302	1.161.572
Property, plant and equipment (note 9)	1.809.852	1.644.402
Investments in equity-accounted investees (note 10)	201.345	76.728
Non-current financial assets
Non-current financial assets measured at fair value	58.864	0
Non-current financial assets not measured at fair value	30.681	30.388
Total non-current financial assets (note 11)	89.545	30.388
Deferred tax assets (note 27)	67.219	66.794
Total non-current assets	7.007.258	6.512.243

Inventories (note 12)	1.642.931	1.431.391
Trade and other receivables
Trade receivables	413.656	362.406
Other receivables	42.299	60.520
Current income tax assets	77.713	60.270
Trade and other receivables (note 13)	533.668	483.196
Other current financial assets (note 11)	2.582	1.294
Other current assets	48.324	31.091
Cash and cash equivalents (note 14)	895.009	1.142.500
Total current assets	3.122.514	3.089.472

Total assets	10.129.772	9.601.715

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2016 and 2015

(Expressed in thousands of Euros)

Equity and liabilities	31/12/16	31/12/15

Share capital	119.604	119.604
Share premium	910.728	910.728
Reserves	1.694.245	1.371.061
Treasury stock	(68.710)	(58.575)
Interim dividend	(122.908)	(119.615)
Profit for the year attributable to the Parent	545.456	532.145
Total share capital and accumulated results	3.078.415	2.755.348

Available for sale financial assets	(5.219)	0
Cash flow hedges	0	3.329
Other	(642)	3.035
Translation differences	648.927	534.491
Other comprehensive expenses	643.066	540.855
Equity attributable to the Parent (note 15)	3.721.481	3.296.203
Non-controlling interests (note 17)	6.497	5.187
Total equity	3.727.978	3.301.390
Liabilities

Grants (note 18)	12.196	13.120
Provisions (note 19)	5.118	4.980
Non-current financial liabilities (note 20)	4.712.071	4.597.654
Deferred tax liabilities (note 27)	600.646	631.565
Total non-current liabilities	5.330.031	5.247.319

Provisions (note 19)	89.588	123.049
Current financial liabilities (note 20)	230.065	262.497
Debts with associates (note 31)	0	443
Trade and other payables
Suppliers	461.073	409.986
Other payables	142.894	106.171
Current income tax liabilities	7.957	16.196
Total trade and other payables (note 21)	611.924	532.353
Other current liabilities (note 22)	140.186	134.664
Total current liabilities	1.071.763	1.053.006
Total liabilities	6.401.794	6.300.325

Total equity and liabilities	10.129.772	9.601.715

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

for the years ended 31 December 2016, 2015 and 2014

(Expressed in thousands of Euros)

	31/12/16	31/12/15	31/12/14

Continuing Operations
Net revenue (notes 6 and 23)	4.049.830	3.934.563	3.355.384
Cost of sales	(2.137.539)	(2.003.565)	(1.656.170)
Gross Profit	1.912.291	1.930.998	1.699.214
Research and Development	(197.617)	(224.193)	(180.753)
Selling, General and Administration expenses	(775.266)	(736.435)	(660.772)
Operating Expenses	(972.883)	(960.628)	(841.525)
Operating Result	939.408	970.370	857.689
Finance income	9.934	5.841	3.069
Finance costs	(244.829)	(240.335)	(225.035)
Change in fair value of financial instruments	(7.610)	(25.206)	(20.984)
Impairment and gains /(losses) on disposal of financial instruments	—	—	(5)
Exchange differences	8.916	(12.140)	(18.472)

Finance result (note 26)	(233.589)	(271.840)	(261.427)
Share of losses of equity accounted investees (note 10)	6.933	(8.280)	(6.582)
Profit before income tax from continuing operations	712.752	690.250	589.680
Income tax expense (note 27)	(168.209)	(158.809)	(122.597)
Profit after income tax from continuing operations	544.543	531.441	467.083
Consolidated profit for the year	544.543	531.441	467.083
Profit attributable to the Parent	545.456	532.145	470.253
Loss attributable to non-controlling interest (note 17)	(913)	(704)	(3.170)
Basic earnings per share (Euros) (see note 16)	0,80	0,78	0,69
Diluted earnings per share (Euros) (see note 16)	0,80	0,78	0,69

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2016, 2015 and 2014

(Expressed in thousands of Euros)

	31/12/16	31/12/15	31/12/14

Consolidated profit for the year	544.543	531.441	467.083
Items for reclassification to profit or loss
Translation differences	103.833	290.635	303.077
Translation differences / Cash Flow Hedge	(6.809)	—	—
Available for sale financial Assets	(5.219)	—	—
Equity accounted investees (note 10) / Translation differences	10.671	2.673	1.287
Cash flow hedges - effective part of changes in fair value	14.501	55.305	34.556
Cash flow hedges - amounts taken to profit or loss	(7.426)	(25.206)	(20.711)
Other comprehensive income	(4.810)	4.575	(406)
Tax effect	(2.462)	(12.093)	(3.865)
Other comprehensive income for the year, after tax	102.279	315.889	313.938
Total comprehensive income for the year	646.822	847.330	781.021
Total comprehensive income attributable to the Parent	647.667	848.603	783.931
Total comprehensive expense attributable to the non-controlling interests	(845)	(1.273)	(2.910)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2016, 2015 and 2014

(Expressed in thousands of Euros)

	31/12/2016	31/12/15	31/12/14
Cash flows from operating activities
Profit before tax	712.752	690.250	589.680
Adjustments for:	391.986	460.564	501.233
Amortization and depreciation (note 25)	201.869	189.755	189.472
Other adjustments:	190.117	270.809	311.761
(Profit) / losses on equity accounted investments (note 10)	(6.933)	8.280	6.582
Impairment of assets and net provision charges	(23.079)	(564)	(21.388)
(Profit) / losses on disposal of fixed assets	(2.987)	6.721	8.711
Government grants taken to income	(1.681)	(1.854)	(704)
Finance cost / (income)	236.034	256.129	233.954
Other adjustments	(11.237)	2.097	84.606
Change in operating assets and liabilities	(164.319)	(77.058)	95.281
Change in inventories	(173.003)	(120.641)	(97.023)
Change in trade and other receivables	(25.180)	144.405	26.900
Change in current financial assets and other current assets	(2.610)	(5.565)	(2.506)
Change in current trade and other payables	36.474	(95.257)	167.910
Other cash flows used in operating activities	(387.141)	(330.978)	(207.266)
Interest paid	(180.497)	(171.380)	(175.524)
Interest recovered	8.685	4.316	3.401
Income tax (paid) / received	(215.329)	(163.914)	(35.143)
Net cash from operating activities	553.278	742.778	978.928
Cash flows from investing activities
Payments for investments	(509.078)	(647.417)	(1.535.527)
Group companies, associates and business units (notes 3, 2 (c) and 11)	(202.727)	(58.609)	(1.234.952)
Property, plant and equipment and intangible assets	(292.690)	(567.020)	(287.039)
Property, plant and equipment	(249.416)	(522.587)	(235.894)
Intangible assets	(43.274)	(44.433)	(51.145)
Other financial assets	(13.661)	(21.788)	(13.536)
Proceeds from the sale of investments	2.426	14.307	14.423
Property, plant and equipment	2.426	14.307	14.423
Net cash used in investing activities	(506.652)	(633.110)	(1.521.104)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(11.766)	12.695	(69.252)
Payments for treasury stock (note 15 (d))	(12.686)	(58.457)	(69.252)
Sales of treasury stock (note 15 (d))	920	71.152	—
Proceeds from and payments for financial liability instruments	(80.149)	28.953	1.226.339
Issue	81.513	178.686	5.197.142
Redemption and repayment	(161.662)	(149.733)	(3.970.803)
Dividends and interest on other equity instruments	(216.151)	(216.772)	(156.007)
Dividends paid	(216.151)	(221.772)	(156.007)
Dividends received	—	5.000	—
Other cash flows from / (used in) financing activities	(21.492)	17.086	(159.962)
Financing costs included on the amortised costs of the debt	—	—	(183.252)
Other amounts from / (used in) financing activities	(21.492)	17.086	23.290
Net cash from/(used in) financing activities	(329.558)	(158.038)	841.118
Effect of exchange rate fluctuations on cash	35.441	111.724	71.427
Net increase in cash and cash equivalents	(247.491)	63.354	370.369
Cash and cash equivalents at beginning of the year	1.142.500	1.079.146	708.777
Cash and cash equivalents at year end	895.009	1.142.500	1.079.146

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2016, 2015 and 2014

(Expressed in thousands of Euros)

	Attributable to shareholders of the Parent
							Accumulated other comprehensive income
											Equity
				Profit attributable							attributable
	Share	Share		to	Interim	Treasury	Translation	Available for sale	Other comprehensive	Cash flow	to	Non-controlling
	capital	premium	Reserves	Parent	dividend	stock	differences	financial assets	income	hedges	Parent	interests	Equity

Balance at 31 December 2013	119.604	910.728	883.415	345.551	(68.755)	—	(63.490)	—	—	(25.791)	2.101.262	5.942	2.107.204
Translation differences	—	—	—	—	—	—	304.104	—	—	—	304.104	260	304.364
Cash flow hedges	—	—	—	—	—	—	—	—	—	9.980	9.980	—	9.980
Other comprehensive income	—	—	—	—	—	—	—	—	(406)	—	(406)	—	(406)
Other comprehensive expense for the year	—	—	—	—	—	—	304.104	—	(406)	9.980	313.678	260	313.938
Profit/(loss) for the year	—	—	—	470.253	—	—	—	—	—	—	470.253	(3.170)	467.083
Total comprehensive income / (expense) for the year	—	—	—	470.253	—	—	304.104	—	(406)	9.980	783.931	(2.910)	781.021
Net change in treasury stock (note 15 (d))	—	—	—	—	—	(69.252)	—	—	—	—	(69.252)	—	(69.252)
Acquisition of non-controlling interests (note 15 (c))	—	—	(1.706)	—	—	—	—	—	—	—	(1.706)	1.740	34
Other changes	—	—	(105)	—	—	—	—	—	—	—	(105)	(7)	(112)
Interim dividend	—	—	—	—	(85.944)	—	—	—	—	—	(85.944)	—	(85.944)
Distribution of 2013 profit
Reserves	—	—	275.488	(275.488)	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	(70.063)	—	—	—	—	—	—	(70.063)	—	(70.063)
Interim dividend	—	—	(68.755)	—	68.755	—	—	—	—	—	—		—
Operations with shareholders or owners	—	—	204.922	(345.551)	(17.189)	(69.252)	—	—	—	—	(227.070)	1.733	(225.337)

Balance at 31 December 2014	119.604	910.728	1.088.337	470.253	(85.944)	(69.252)	240.614	—	(406)	(15.811)	2.658.123	4.765	2.662.888
Translation differences	—	—	—	—	—	—	293.877	—	—	—	293.877	(569)	293.308
Cash flow hedges (note 15 (f))	—	—	—	—	—	—	—	—	—	19.140	19.140	—	19.140
Other comprehensive income	—	—	—	—	—	—	—	—	3.441	—	3.441	—	3.441
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	293.877	—	3.441	19.140	316.458	(569)	315.889
Profit/(loss) for the year	—	—	—	532.145	—	—	—	—	—	—	532.145	(704)	531.441
Total comprehensive income / (expense) for the year	—	—	—	532.145	—	—	293.877	—	3.441	19.140	848.603	(1.273)	847.330
Net change in treasury stock (note 15 (d))	—	—	2.018	—	—	10.677	—	—	—	—	12.695	—	12.695
Acquisition of non-controlling interests (note 15 (c))	—	—	(1.770)	—	—	—	—	—	—	—	(1.770)	1.767	(3)
Other changes	—	—	324	—	—	—	—	—	—	—	324	(72)	252
Interim dividend	—	—	—	—	(119.615)	—	—	—	—	—	(119.615)	—	(119.615)
Distribution of 2014 profit													—
Reserves	—	—	368.096	(368.096)	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	(102.157)	—	—	—	—	—	—	(102.157)	—	(102.157)
Interim dividend	—	—	(85.944)	—	85.944	—	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	282.724	(470.253)	(33.671)	10.677	—	—	—	—	(210.523)	1.695	(208.828)

Balance at 31 December 2015	119.604	910.728	1.371.061	532.145	(119.615)	(58.575)	534.491	—	3.035	3.329	3.296.203	5.187	3.301.390
Translation differences	—	—	—	—	—	—	114.436	—	—	—	114.436	68	114.504
Available for sale financial assets	—	—	—	—	—	—	—	(5.219)	—	—	(5.219)	—	(5.219)
Cash flow hedges (note 15 (f))	—	—	—	—	—	—	—	—	—	(3.329)	(3.329)	—	(3.329)
Other comprehensive income	—	—	—	—	—	—	—	—	(3.677)	—	(3.677)	—	(3.677)
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	114.436	(5.219)	(3.677)	(3.329)	102.211	68	102.279
Profit/(loss) for the year	—	—	—	545.456	—	—	—	—	—	—	545.456	(913)	544.543
Total comprehensive income / (expense) for the year	—	—	—	545.456	—	—	114.436	(5.219)	(3.677)	(3.329)	647.667	(845)	646.822
Net change in treasury stock (note 15 (d))	—	—	(182)	—	—	(10.135)	—	—	—	—	(10.317)	—	(10.317)
Acquisition of non-controlling interests (note 15 (c))	—	—	(2.737)	—	—	—	—	—	—	—	(2.737)	2.737	—
Other changes	—	—	6.816	—	—	—	—	—	—	—	6.816	(582)	6.234
Interim dividend	—	—	—	—	(122.908)	—	—	—	—	—	(122.908)	—	(122.908)
Distribution of 2015 profit
Reserves	—	—	319.287	(319.287)	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	(93.243)	—	—	—	—	—	—	(93.243)	—	(93.243)
Interim dividend	—	—	—	(119.615)	119.615	—	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	323.184	(532.145)	(3.293)	(10.135)	—	—	—	—	(222.389)	2.155	(220.234)

Balance at 31 December 2016	119.604	910.728	1.694.245	545.456	(122.908)	(68.710)	648.927	(5.219)	(642)	—	3.721.481	6.497	3.727.978

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

(2)         Basis of Presentation

The consolidated financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated financial statements for 2016 have been prepared under International Financial Reporting Standards as issued by International Accounting Standard Board (IFRS—IASB) which for Grifols Group purposes, are identical to the standards as endorsed by the European Union (IFRS-EU) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2016, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for  the year then ended.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its financial statements under IFRS-EU as required by capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Board of Directors of Grifols, S.A. authorized these consolidated financial statements for issue at their meeting held on 31 March 2017 without any modifications.

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2016 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

(a)         Relevant accounting estimates, assumptions and judgments used when applying accounting principles

The preparation of the consolidated financial statements in conformity with IFRS-IASB requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

•                      Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h). Although estimates are calculated by the Company’s management based on the best information available at 31 December 2016, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognized prospectively.

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

•                      Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits (see notes 4(t) and 27).

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

(b)         Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2016, 2015 and 2014, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

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

Changes in subsidiaries

In 2016 Grifols incorporated the following companies:

•                 PBS Acquisition Corp. (USA)

•                 Grifols Diagnostics Equipment Taiwan Limited (Taiwan)

•                 Grifols Innovation and New Technologies Limited (Ireland)

On 12 December 2016, the Group company Grifols Innovation and New Technologies Limited has subscribed a share capital increase in the capital of VCN Bioscience, S.L. of Euros 5 million. After this capital increase, Grifols interest has risen to 81.34% in 2016. Grifols subscribed another two capital increases on 14 February 2014 and 16 November 2015 with the Group company Gri-Cel, S.A. of Euros 700 thousand and Euros 2,549 thousand, respectively (see note 3(a)).

With effect as of 1November 2016, Grifols Brasil, Lda. and Gri-Cei, S.A Produtos para Trasfusao entered into a merger agreement. The surviving company was Grifols Brasil, Lda.

In August 2016, July 2015  and  May 2014 Araclon Biotech , S.L carried out three share capital increases of Euros 6.7 million, Euros 6 million and Euros 7 million, respectively. After these capital increases Grifols interest rises to 73.22% in 2016 (see note 15 (c)).

In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After these capital increases, Grifols’ interest has risen to 100% in 2016.

On 3 March, 2016 the Group announced the acquisition of a further 32.93% stake in Progenika for Euros 25 million following the exercise of call and put options agreed in February 2013. Grifols has paid 50% of this investment in Grifols B shares (876,777 shares) and the remaining 50% in cash. The Group granted to the

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

selling shareholders the option to resell the Class B shares during the first five days following the acquisition date. As a result, Grifols owns 89.25% of Progenika’s share capital at 31 December 2016.

With effect as of 1 January 2016, Progenika Biopharma, S.A and Brainco Biopharma, S.L entered into a merger agreement. The surviving company being Progenika Biopharma, S.A.

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

Changes in associates and joint control

Changes in associates and joint control are detailed in note 10.

(c)          Amendments to IFRS in 2016, 2015 and 2014

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated financial statements of the Group.

Effective date in 2014

Mandatory application for annual periods beginning on or after :
Standards		IASB effective date	EU effective date

IAS 32	Amendments to IAS: Offsetting financial assets and financial liabilities	1 January 2014	1 January 2014
IAS 36	Recoverable amount disclosures for non-financial assets (amendments to IAS 36) (issued on 29 May 2013)	1 January 2014	1 January 2014
IAS 39	Novation of Derivatives and Continuation of hedge Accounting (Amendments to IAS 39) )issued on 27 June 2013)	1 January 2014	1 January 2014
IFRIC 21	Interpretation 21 Levies (issued on 20 May 2013)	1 January 2014	17 June 2014 (*)
IFRS 10 IFRS 12 IAS 27	Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27) (issued on 31 October 2012)	1 January 2014	1 January 2014

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

Effective date in 2016

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Standards issued but not effective in 2016

Mandatory application for annual periods beginning on or after:
Standards		IASB effective date	EU effective date

IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (issued on 19 January 2016)	1 January 2017	pending

IAS 7	Disclosure Initiative (issued on 29 January 2016)	1 January 2017	pending

Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016) - IFRS 12	1 January 2017	pending

IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018	1 January 2018

IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018	pending

IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018	1 January 2018

IFRS 2	Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018	pending

IFRS 4 IFRS 9	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (issued on 12 September 2016)	1 January 2018	pending

IFRIC 22	IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration	1 January 2018	pending

IAS 40	Amendments to IAS 40: Transfers of Investment Property	1 January 2018	pending

Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016) - IFRS 1, IAS 28	1 January 2018	pending

IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	pending

IFRS 10 IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (issued on 11 September 2014)	deferred indefinitely	deferred indefinitely

At the date of issue of these consolidated financial statements, the Group is analyzing the impact of the application of the above standards or interpretations published by the International Accounting Standards Board (IASB). For IFRS 9 and 15, based on preliminary analysis, the Group does not expect that their application would have a material impact on the consolidated financial statements.

(3)         Business Combinations

2015

(a)         VCN

On 14 February 2014 and 16 November 2015, the Group company Gri-Cel, S.A, that centralises the Group’s investments in R&D projects in fields of medicine other than its core business, subscribed both share capital increases in the capital of  VCN Bioscience, S.L for Euros 700 thousand and Euros 2,549 thousand, respectively. After this capital increase, Grifols’ interest rises to 68.01% in 2015 and the company is fully consolidated at year end. Since 2016, the Group company GIANT centralize the Group’s investments in R&D projects in fields of medicine other than its core business.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

2014

(b)         Novartis’ Diagnostic unit

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million).

This transaction was structured through a newly-created 100% Grifols-owned subsidiary, Grifols Diagnostics Solutions, Inc. (formerly G-C Diagnostics Corp.) (USA) and this transaction was initially financed through a US Dollars 1,500 million bridge loan.

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

This strategic operation strengthened Grifols’ Diagnostic division, particularly in the US, with a very strong and specialised commercial organization. It will also diversify Grifols’ business by promoting an activity area that complements the Bioscience division. The diagnostic business being purchased from Novartis, focused on guaranteeing the safety of blood donations for transfusions or to be used in the production of plasma derivatives, complements and expands Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centers, with the most complete product portfolio in the immunohematology field, including reagents using gel technology, multicard and the new genotyping technologies from Progenika acquired in 2013.

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

Royalties relate to several license agreements entered into with pharmaceutical companies to manufacture and sell the licensed products using certain NAT technology-based patents and are presented in the “Raw materials and Other” Segment. Revenues relating to royalties amounted to Euros 76.5 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(4)         Significant Accounting Policies

(a)         Subsidiaries and associates

Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. The Group controls a subsidiary when it has the substantive rights in force that provide the ability to manage relevant activities. The Group is exposed or has the right to variable returns for its involvement in the subsidiaries when the returns obtained vary depending on the economic performance of the subsidiaries.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The income, expenses and cash flows of subsidiaries are included in the consolidated financial statements from the date of acquisition, which is when the Group takes control. Subsidiaries are excluded from the consolidated Group from the date on which control is lost.

Transactions and balances with Group companies and unrealized gains or losses have been eliminated upon consolidation.

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

Investments in associates are initially recognized at acquisition cost, including any cost directly attributable to the acquisition and any consideration receivable or payable contingent on future events or on compliance with certain conditions.

The excess of the cost of the investment over the Group’s share of the fair values of the identifiable net assets is recognized as goodwill, which is included in the carrying amount of the investment. Any shortfall, once the cost of the investment and the identification and measurement of the associate’s net assets have been evaluated, is recognized as income when determining the investor’s share of the profit and loss of the associate for the year in which it was acquired.

The accounting policies of associates have been harmonized in terms of timing and measurement, applying the policies described for subsidiaries.

The Group’s share of the profit and loss of an associate from the date of acquisition is recognized as an increase or decrease in the value of the investments, with a credit or debit to share of the profit and loss for the year of “equity-accounted investees” in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognized as an increase or decrease in the investments in associates with a balancing entry recognized by type in other comprehensive income. The distribution of dividends is recognized as a decrease in the value of the investment. The Group’s share of profit and loss, including impairment losses recognized by the associates, is calculated based on income and expenses arising from application of the acquisition method.

The Group’s share of the profit and loss of an associate and changes in equity is calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates.

Information on the subsidiaries and associates included in the consolidated Group is presented in Appendix I.

(b)         Business combinations

On the date of transition to IFRS-EU, 1 January 2004, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognized using the acquisition method. Entities

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

acquired prior to that date were recognized in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

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

At the acquisition date the Group recognizes at fair value the assets acquired and liabilities assumed. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured. The Group also recognizes indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

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

When a business combination has been provisionally determined, net identifiable assets have initially been recognized at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognized in consolidated profit and loss. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognized in equity. The contingent consideration classified, where applicable, as a provision is recognized subsequently in accordance with the relevant measurement standard.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Business combinations made prior to 1 January 2010

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent considerations or subsequent variations to contingent considerations is recognized as a prospective adjustment to the cost of the business combination.

Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognized as goodwill, whilst the shortfall, once the costs of the business combination and the fair values of net assets acquired have been reconsidered, is recognized in profit and loss.

(c)          Non-controlling interests

Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognized at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognized at the proportional part of the equity of the subsidiaries at the date of first consolidation.

Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit and loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated statement of profit and loss (consolidated statement of comprehensive income).

The consolidated profit and loss for the year, consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, Group and non-controlling interests are calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries.

Profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognized as a separate transaction.

The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognized as an equity instrument transaction. Consequently, no new acquisition cost arises on increases, nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognized in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognized at their share of the net consolidated assets, including goodwill.

(d)         Joint arrangements

Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers.

Investments in joint arrangements are accounted for using the equity method.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognized separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”.

Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss.

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

•       Translation differences resulting from application of the above criteria are recognized in other comprehensive income.

(f)           Borrowing costs

In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognizes borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalized borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalized cannot exceed the amount of borrowing costs

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

incurred during that period. The capitalized borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

The Group begins capitalizing borrowing costs as part of the cost of a qualifying asset when it incurs expenditure for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalizing borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalization of borrowing costs is suspended when active development is interrupted for extended periods.

(g)         Property, plant and equipment

(i)             Initial recognition

Property, plant and equipment are recognized at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalized production costs are recognized by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit and loss.

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

Goodwill is not amortized, but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

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

The cost of internally generated assets by the Group is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit and loss.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The cost of identifiable intangible assets acquired in the Talecris business combination includes the fair value of currently marketed products sold and which are classified under “Other intangible assets”.

(v)         Useful life and amortization rates

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

The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(i)            Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation, to verify whether the carrying amount of these assets exceeds the recoverable amount.

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

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the  carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs of disposal, its value in use and zero.

At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated profit and loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to the assets of each unit, except goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable amount and the carrying amount that would have been disclosed, net of amortization or depreciation, had no impairment loss been recognized.

(j)            Leases

(i)             Lessee accounting records

The Group has rights to use certain assets through lease contracts.

Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases.

•       Finance leases

At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as an expense in the years in which they are incurred.

•       Operating leases

Lease payments under an operating lease (excluding incentives) are recognized as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit.

(ii)          Leasehold investments

Non-current investments in properties leased from third parties are recognized on the basis of the same criteria for property, plant and equipment. Investments are amortized over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease.

(iii)       Sale and leaseback transactions

Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•             If the transaction is established at fair value, any profit and loss on the sale is recognized immediately in the consolidated statement of profit and loss for the year;

•             If the sale price is below fair value, any profit and loss is recognized immediately in the consolidated statement of profit and loss. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Regular way purchases and sales of financial assets are recognized using trade date accounting, i.e. when the Group commits itself to purchase or sell an asset.

a)        Financial assets and liabilities at fair value through profit and loss

Financial assets and financial liabilities at fair value through profit and loss are those which are classified as held for trading or which the Group designated as such on initial recognition.

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

Financial assets and financial liabilities at fair value through profit and loss are initially recognized at fair value. Transaction costs directly attributable to the acquisition or issue are recognized as an expense when incurred.

After initial recognition, they are recognized at fair value through profit and loss.

The Group does not reclassify any financial assets or liabilities from or to this category while they are recognized in the consolidated balance sheet.

b)        Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified in other financial asset categories. These assets are recognized initially at fair value, including transaction costs, and subsequently measured at amortized cost using the effective interest method.

c)         Financial assets and financial liabilities carried at cost

Investments in equity instruments whose fair value cannot be reliably measured and derivative instruments that are linked to these instruments and that must be settled by delivery of such unquoted equity instruments, are measured at cost. Nonetheless, if the financial assets or liabilities can be reliably measured subsequently on an ongoing basis, they are accounted for at fair value and any gain or loss is recognized in accordance with their classification.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(ii)         Offsetting principles

A financial asset and a financial liability are offset only when the Group currently has the legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iii)      Fair value

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized within different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•       Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

•       Level 2: inputs other than prices included in Level 1 that are observable for the asset or liability, either directly (i.e. derived from prices) or indirectly.

•       Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized within different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)     Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.

(v)        Impairment of financial assets carried at cost

The amount of the impairment loss on assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed and are therefore recognized directly against the value of the asset and not as an allowance account.

(vi)     Impairment of financial assets carried at amortized cost

In the case of financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For variable income financial assets, the effective interest rate corresponding to the measurement date under the contractual conditions is used.

The Group recognizes impairment losses and unrecoverable loans and receivables and debt instruments by recognizing an allowance account for financial assets. When impairment and uncollectibility are considered irreversible, their carrying amount is eliminated against the allowance account.

The impairment loss is recognized in profit and loss and may be reversed in subsequent periods if the decrease can be objectively related to an event occurring after the impairment has been recognized. The loss can only be reversed to the limit of the amortized cost of the assets had the impairment loss not been recognized. The impairment loss is reversed against the allowance account.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(vii)  Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit and loss.

A financial asset that the Group pretends to held to maturity or that it is a loan or receivable can also be designated as available for sale in the initial recognition. This category usually includes all debt securities traded on active markets that have not been designated as held-to-maturity, as well as equity investments that have not been classified as fair value through profit and loss.

A gain or loss on an available for sale financial asset shall be recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized.

When a decline in the fair value of an available for sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit and loss as a reclassification adjustment even though the financial asset has not been derecognized.

(viii) Financial liabilities

Financial liabilities, including trade and other payables, which are not classified at fair value through profit and loss, are initially recognized at fair value less any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, liabilities classified under this category are measured at amortized cost using the effective interest method.

(ix)     Derecognition of financial assets

The Group applies the criteria for derecognition of financial assets to part of a financial asset or part of a group of similar financial assets or to a financial asset or group of similar financial assets.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Where the Group retains the contractual rights to receive cash flows, it only derecognizes financial assets when it has assumed a contractual obligation to pay the cash flows to one or more recipients and if the following requirements are met:

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

If the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

•       If the Group has not retained control, it derecognizes the financial asset and recognizes separately as assets or liabilities any rights and obligations created or retained in the transfer.

•       If the Group has retained control, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset and recognizes an associated liability. The extent of the Group’s continuing involvement in the transferred asset is the extent to which it is exposed to changes in the value of the transferred asset. The transferred asset and the associated liability are measured on a

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

basis that reflects the rights and obligations that the Group has retained. The associated liability is measured in such a way that the carrying amount of the transferred asset and the associated liability is equal to the amortized cost of the rights and obligations retained by the Group, if the transferred asset is measured at amortized cost, or to the fair value of the rights and obligations retained by the Group, if the transferred asset is measured at fair value. The Group continues to recognise any income arising on the transferred asset to the extent of its continuing involvement and recognizes any expense incurred on the associated liability. Recognized changes in the fair value of the transferred asset and the associated liability are accounted for consistently with each other in profit and loss or equity, following the general recognition criteria described previously, and are not offset.

If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the consideration received is recognized in liabilities. Transaction costs are recognized in profit and loss using the effective interest method.

(x)        Derecognition and modifications of financial liabilities

A financial liability, or part of it, is derecognized when the Group either discharges the liability by paying the creditor, or is legally released from primary responsibility for the liability either by process of law or by the creditor.

The exchange of debt instruments between the Group and the counterparty or substantial modifications of initially recognized liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, providing the instruments have substantially different terms.

The Group considers the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability.

If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability.

The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit and loss.

(l)            Hedge accounting

Derivative financial instruments are initially recognized using the same criteria as those described for financial assets and financial liabilities. Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets and financial liabilities at fair value through profit and loss. Derivative financial instruments which qualify for hedge accounting are initially measured at fair value.

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

(i)             Cash flow hedges

The Group recognizes the portion of the gain or loss on the measurement at fair value of a hedging instrument that is determined to be an effective hedge in other comprehensive income. The ineffective portion and the specific component of the gain or loss or cash flows on the hedging instrument, excluding

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

the measurement of the hedge effectiveness, are recognized with a debit or credit to finance costs or finance income.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit and loss in the same period or periods during which the asset acquired or liability assumed affects profit and loss and under the same caption of the consolidated statement of profit and loss (consolidated statement of comprehensive income).

(m)     Equity instruments

The Group’s acquisition of equity instruments of the Parent is recognized separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognized in consolidated profit and loss.

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

The raw material used to produce haemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and European Medicines Agency regulations, in order to guarantee that all the plasma is suitable for use in the production process.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

When the cost of inventories exceeds net realizable value, materials are written down to net realizable value, which is understood to be:

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

The previously recognized write-down is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”.

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

(p)         Government grants

Government grants are recognized when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached.

(i)             Capital grants

Outright capital grants are initially recognized as deferred income in the consolidated balance sheet. Income from capital grants is recognized in the consolidated statement of profit and loss in line with the depreciation of the corresponding financed assets.

(ii)          Operating grants

Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognized in the consolidated statement of profit and loss.

(iii)       Interest rate grants

Financial liabilities comprising implicit assistance in the form of below-market interest rates are initially recognized at fair value. The difference between this value, adjusted where necessary for the issue costs of the financial liability and the amount received, is recognized as a government grant based on the nature of the grant awarded.

(q)         Employee benefits

(i)             Defined contribution plans

The Group recognizes the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognized as an employee

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

benefit expense in the corresponding consolidated statement of profit and loss in the year that the contribution was made.

(ii)          Termination benefits

Termination benefits are recognized at the earlier of the date when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that involves the payment of termination benefits.

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

(iii)       Short-term employee benefits

The Group recognizes the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognized when the absences occur.

The Group recognizes the expected cost of profit-sharing and bonus plans when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made.

(iv)      Restricted Share Unit Retention Plan (RSU)

The Group gives share-based payments to certain employees who render services to the Company. The fair value of the services received is determined based on the estimated fair value of the shares given at the grant date. Because the equity instruments granted do not vest until the employees complete a specified period of service, those services are accounted for during the vesting period in the income statement as an expense for the year, with the corresponding increase in equity. The amount recognized corresponds to that settled once the agreed terms have been met and it will not be adjusted or revalued during the accrual period, as the commitment is settled in the form of shares.

The total amount recognized is calculated based on the incentive payable in shares, increasing in line with percentages agreed by the Group. If an employee decides to leave his/her job prior to the end of the accrual period, he/she will only receive the agreed incentive in the form of shares and the Company will be able to choose whether to settle in cash or using equity instruments

(r)          Provisions

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognized as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects the time value of money and the specific risks for which future cash flows associated with the provision have not been adjusted at each reporting date.

If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit and loss item where the corresponding expense was recognized.

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

(i)             Sale of goods

The Group recognizes revenue from the sale of goods when:

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

The Group participates in the government-managed Medicaid programs in the United States,   accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognizes these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when it

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

(ii)          Services rendered

Revenues associated with the rendering of service transactions are recognized by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of costs incurred that are recoverable.

(iii)       Interest income

Until June 2012 the Group has been recognizing interest receivable from the different Social Security affiliated bodies in Spain, to which it provides goods or services, on an accrual basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group modified its estimate regarding late payment interest. Since June 2012 the Group has only been recognizing late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date provided that the Spanish Government has not imposed the waiver of late payment interest.

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

Current and deferred tax are recognized as income or an expense and included in profit and loss for the year, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different year, directly in equity, or from a business combination.

(i)             Taxable temporary differences

Taxable temporary differences are recognized in all cases except where:

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(ii)          Deductible temporary differences

Deductible temporary differences are recognized provided that:

•       It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilized, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income;

•       The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset.

Tax planning opportunities are only considered when assessing the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilized.

(iii)       Measurement

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities.

At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset.

Deferred tax assets which do not meet the above conditions are not recognized in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognized now meet the conditions for recognition.

(iv)      Offset and classification

The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realize the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Deferred tax assets and liabilities are recognized in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(v)         Classification of assets and liabilities as current and non-current

The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:

•       Assets are classified as current when they are expected to be realized or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realized within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date.

•       Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

•       Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the consolidated financial statements are authorized for issue.

(w)       Environmental issues

The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities.

Property, plant and equipment acquired by the Group for long-term use to minimize the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Group’s operations, are recognized as assets applying the measurement, presentation and disclosure criteria described in note 4(g).

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

The Group recognizes impairment based on its best estimate of the losses incurred on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial.

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

On 28 October 2015 the Group received an additional loan from the European Investment Bank of up to Euros 100 million to mainly support investment in R&D. The financial conditions include a fixed interest rate for a period of ten years with a grace period of two years

At 31 December 2016 the Group has total cash and cash equivalents of Euros 895 million (1,143 million at 31 December 2015). The Group also has approximately Euros 484 million in unused credit facilities, including Euros 284 million on the revolving credit facility.

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

Details of the Group’s exposure to currency risk at 31 December 2016 and 2015 of the most significant financial instruments are shown in note 30.

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

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Unsecured Notes) amounts to US Dollars 1,000 million, which represents approximately 21% of the Group’s total debt in US Dollars. The additional loan of Euros 100 million received from the European Investment Bank represents approximately 20% of the Group’s total debt in Euros.

For the remaining senior debt in US Dollars, which totals US Dollars 3,769 million, the Group partially contracted a variable to fixed interest rate swap. At 30 June 2016 this US Dollars hedging expired and, as a consequence this hedging is not in place at 31 December 2016. At 31 December 2015 the notional amount of the swap contracted by the Group hedged 18% of the senior variable interest rate debt denominated in US Dollars. This nominal part decreased over the term of the debt, based on the scheduled repayments of the principal. The purpose of these swaps was to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps the Group undertook to exchange the difference between fixed interest and variable interest with other parties periodically. The difference was calculated based on the contracted notional amount (see notes 15 (f) and 30).

Senior debt in Euros represents approximately 10% of the Group’s total Senior debt at 31 December 2016 and 31 December 2015. The Group partially contracted a variable to fixed interest rate swap. At 31 March 2016 this Euros hedging expired and, as a consequence this hedging is not in place at 31 December 2016. The nominal part of this hedging instrument amounted to Euros 100 million, representing hedging of 25% of the senior variable interest rate debt denominated in Euros at 31 December 2015 (see notes 15 (f) and 30).

At 31 December 2016 there is no hedging in Euros or US Dollars. In previous years, the fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates (Libor and Euribor) was accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

Total fixed-interest debt represents a total of 21% of debt at 31 December 2016 (36% at 31 December 2015 considering total fixed-interest debt plus interest rate hedging).

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

The directors consider various arguments to calculate capital structure:

•             The directors control capital performance using rates of returns on equity (ROE). In 2016, the ROE stood at 15% (16% in December 2015). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

•             In accordance with the senior secured debt contract, at 31 December 2016 the net financial debt should be less than 5.00 times adjusted EBITDA. In 2016 the leverage ratio is 3.55 times adjusted EBITDA (3.19 times adjusted EBITDA at 31 December 2015). Adjusted EBITDA is calculated by excluding to the EBITDA the non-recurring costs and associated with recent acquisitions.

•             Consideration of the Company’s credit rating (see note 20).

The Parent held Class A and B treasury stock equivalent to 0.2% of its capital at 31 December 2016 (0.17% at 31 December 2015). The Group does not have a formal plan for repurchasing shares.

(6)         Segment Reporting

In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated financial statements.

Group companies are divided into four areas: companies from the industrial area, companies from the commercial area, companies from the services area and companies from the research area. Within each of these areas, activities are organized based on the nature of the products and services manufactured and marketed.

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•                  Balance sheet: cash and cash equivalents, public entities, deferred tax assets and liabilities and loans and borrowings.

•                  Statement of profit and loss: finance result and income tax.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                  Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

•                  Raw materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2016, 2015 and 2014 as a percentage of net sales are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014
Bioscience
Haemoderivatives	3,228,269	3,032,110	2,512,705
Other haemoderivatives	6	1	805
Diagnostic
Transfusional medicine	640,443	667,886	595,686
In vitro diagnosis	23,540	23,566	24,336
Hospital
Fluid therapy and nutrition	46,210	45,621	53,771
Hospital supplies	52,373	50,624	41,029
Raw materials and others	58,989	114,755	127,052

Total	4,049,830	3,934,563	3,355,384

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

(b)         Geographical information

Geographical information is grouped into four areas:

•                  United States of America and Canada

•                  Spain

•                  Rest of the European Union

•                  Rest of the world

The definition of these four segments is mainly due to the geographical level that the Group sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(c)          Main customer

Revenues from a Bioscience segment customer represent approximately 10.7% of the Group’s total revenues (10.1% in 2015 and 10.9% in 2014).

(7)         Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2015 are as follows:

		Thousands of Euros
		Balance at	Business		Translation	Balance at
	Segment	31/12/2014	Combination	Impairment	differences	31/12/2015
Net value
Grifols UK.Ltd. (UK)	Bioscience	8,822	—	—	540	9,362
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	—	6,118
Biomat USA, Inc. and Plasmacare, Inc. (USA)	Bioscience	167,602	—	—	19,305	186,907
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,713	—	—	248	9,961
Grifols Therapeutics, Inc. (USA)	Bioscience	1,830,315	—	—	210,822	2,041,137
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	—	40,516

Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,105,646	—	—	126,712	1,232,358

VCN Bioscience, S.L. (Spain)	Bioscience	—	2,590	(2,590)	—	—

		3,174,732	2,590	(2,590)	357,627	3,532,359

(note 3(a))

Details of and movement in this caption of the consolidated balance sheet at 31 December 2016 are as follows:

		Thousands of Euros
		Balance at	Translation	Balance at
	Segment	31/12/2015	differences	31/12/2016
Net value
Grifols UK.Ltd. (UK)	Bioscience	9,362	(1,337)	8,025
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	6,118
Biomat USA, Inc.(USA)	Bioscience	186,907	6,132	193,039
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,961	173	10,134
Grifols Therapeutics, Inc. (USA)	Bioscience	2,041,137	67,002	2,108,139
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,232,358	39,666	1,272,024
		3,532,359	111,636	3,643,995

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

Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group has decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the recent acquisition will support not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

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

The key assumptions used in calculating impairment of the CGUs for 2015 were as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	9.10%
Diagnostic	2%	10.80%

The key assumptions used in calculating impairment of the CGUs for 2016 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	8.60%
Diagnostic	2%	10.30%

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

At 31 December 2016 Grifols’ stock market capitalization totals Euros 12,020 million (Euros 12,993 million at 31 December 2015).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(8)         Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2016 and 2015 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2015 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2014	Additions	differences	31/12/2015
Cost of currently marketed products - Gamunex	988,386	—	113,846	1,102,232
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(118,057)	(35,697)	(14,643)	(168,397)
Accumulated amortisation of currently marketed products - Progenika	(4,359)	(2,379)	—	(6,738)

Carrying amount of currently marketed products	889,762	(38,076)	99,203	950,889

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2016 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2015	Additions	differences	31/12/2016
Cost of currently marketed products - Gamunex	1,102,232	—	36,180	1,138,412
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(168,397)	(36,062)	(7,412)	(211,871)
Accumulated amortisation of currently marketed products - Progenika	(6,738)	(2,379)	—	(9,117)

Carrying amount of currently marketed products	950,889	(38,441)	28,768	941,216

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2016 the residual useful life of currently marketed products is 24 years and 5 months (25 years and 5 months at 31 December 2015).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2016 the residual useful life of currently marketed products acquired from Progenika is 6 years and 2 months (7 years and 2 months at 31 December 2015).

(a)         Self — constructed intangible assets

At 31 December 2016 the Group has recognized Euros 29,034 thousand as self-constructed intangible assets (Euros 10,497 thousand at 31 December 2015).

(b)         Purchase commitments

At 31 December 2016 the Group has intangible asset purchase commitments amounting to Euros 639 thousand (Euros 709 thousand at 31 December 2015).

(c)          Intangible assets with indefinite useful lives and other intangible in progress

At 31 December 2016 the Group has plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 30,075 thousand (Euros 29,119 thousand at 31 December 2015).

The Group has also an amount of Euros 52,272 thousand as development costs in progress (Euros 24,499 thousand at 31 December 2015).

The Group has not recognized any amount corresponding to payments relating to license rights due to the Aradigm acquisition at 31 December 2016 (Euros 64,060 thousand at 31 December 2015).

(d)         Result on disposal of intangible assets

Total profit incurred on disposals of intangible assets in 2016 amounts to Euros 7,198 thousand (losses of 265 thousand in 2015).

(e)          Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

Impairment testing has been analyzed for each of the intangible assets in progress by calculating its   recoverable amount based on their fair value.

(9)         Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2016 and 2015 are included in Appendix IV, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2016 and 2015 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

Additions to property, plant and equipment in 2015 related mainly to the repurchase from related parties of industrial assets in the United States and Spain for a total amount of Euros 232 million (US Dollars 263 million) and Euros 45 million, respectively (see note 31). The Group exercised the options to purchase some of the assets at fair value included in the corresponding sale and leaseback agreements.

In 2015, the Group sold a building acquired in 2014 to a related party for an amount of Euros 12 million, which corresponds to its acquisition price (see note 31).

In 2016, the Group has capitalized interests for a total amount of Euros 13,019 thousand (Euros 9,795 thousand in 2015)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

a)             Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2016 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

b)             Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2016 amount to Euros 4,021 million (Euros 6,529 million in 2015).

c)              Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2015:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	2,089	(1,102)	987
Plant and machinery	34,314	(15,971)	18,343

	36,403	(17,073)	19,330

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2016:

	Thousands of Euros
		Accumulated
	Cost	depreciation	Carrying amount

Land and buildings	2,213	(1,421)	792
Plant and machinery	13,336	(4,784)	8,552

	15,549	(6,205)	9,344

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (c).

d)             Self — constructed property, plant and equipment

At 31 December 2016 the Group has recognized Euros 68,529 thousand as self -constructed property, plant and equipment (Euros 61,721 thousand at 31 December 2015).

e)              Purchase commitments

At 31 December 2016 the Group has property, plant and equipment purchase commitments amounting to Euros 39,773 thousand (Euros 48,649 thousand at 31 December 2015).

f)               Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on six-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 10.3% and a perpetual growth rate of 2% (10.1% and 2% respectively in fiscal year 2015).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(10)  Equity Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2016 and 2015 are as follows:

		Thousands of		Thousands of
		Euros		Euros
	% ownership	31/12/2016	% ownership	31/12/2015
Aradigm Corporation	35.13%	9,291	35.00%	19,799
TiGenix N.V.	—	—	19.28%	7,199
Kiro Grifols, S.L	50.00%	13,888	50.00%	15,608
Alkahest, Inc.	47.58%	35,955	47.58%	34,122
Albajuna Therapeutics, S.L	30.00%	3,177	—	—
Interstate Blood Bank, Inc.	49.19%	31,090	—	—
Bio Blood Components Inc.	48.97%	38,725	—	—
Plasma Biological Services, LL	48.90%	25,890	—	—
Singulex, Inc.	20.00%	43,329	—	—
		201,345		76,728

The Group has determined that it has significant influence or joint control over these investments except for TiGenix, N.V.

Movement in the investments in equity-accounted investees for the years ended at 31 December 2016, 2015 and 2014 have been as follows:

	Thousands of Euros
	2016	2015	2014

Balance at 1 January	76,728	54,296	35,765

Acquisitions	136,072	33,039	24,325
Transfers	(29,059)	—	(499)
Share of profit / (losses)	6,933	(8,280)	(6,582)
Share of other comprehensive income / translation differences	10,671	2,673	1,287
Collected dividends	—	(5,000)	—
Balance at 31 December	201,345	76,728	54,296

Singulex, Inc.

On 17 May 2016 Grifols subscribed and paid a capital increase for an amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. (“Singulex”). As a result, Grifols holds a 20% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols will be entitled to appoint a director to serve the board of directors of Singulex.  As a result, Singulex granted Grifols an exclusive worldwide license for the use and sale of Singulex’ technology for the blood donor and plasma screening to further ensure the safety of blood and plasma products. At the date of publication of these consolidated financial statements, the Group did not have all the necessary information to determine the fair value of the assets, liabilities and contingent liabilities acquires.

The summarized financial information of Singulex, Inc. corresponding to the last available financial statements is included below with the carrying amount of the Group’s interest. The information related to the statement of profit and loss is included only from the acquisition date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Thousand of Euros

Non-current assets	6,730
Current assets	14,774
Non-current liabilities	(14,095)
Current liabilities	(10,553)
Total net assets (100%)	(3,144)

Group’s share of net assets (20%)	(629)

Net revenue	20,667
Profit from continuing operations (100%)	(19,452)

Group’s share of total comprehensive income (20%)	(3,890)

A reconciliation of the summarized financial information with the carrying amount of the Group’s interest is as follows:

Thousand of Euros

Group’s share of net assets	(629)
Goodwill of equity method investment	33,809
Intangible assets	16,239
Deferred tax liabilities	(6,090)

Equity method accounted investment	43,329

Movement in Singulex, Inc.’s equity-accounted investment for the year ended 31 December 2016 is as follows:

Thousand of Euros
2016

Balance at 1 January	—

Acquisitions	44,107
Share of profit / (losses)	(3,890)
Share of other comprehensive income / translation differences	3,112

Balance at 31 December	43,329

Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, Llc.

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), a group based in Memphis, Tennessee, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). GWWO also entered into an option agreement to purchase the remaining  stakes for a price of US Dollars 100 million for an option price of US Dollars 10 million (Euros 9,007 thousand) (see notes 11 and 30). The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 23 plasma collection centers, 9 blood donation centers and one laboratory. At the date of publication of these consolidated financial statements, the Group did not have all the necessary information to determine the fair value of the assets, liabilities and contingent liabilities acquires.

The summarized financial information of Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC. corresponding to the last available financial statements is included below with the carrying amount of the Group’s interest. The information related to the statement of profit and loss is included only from the acquisition date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	IBBI	Bio-Blood	PBS
Non-current assets	10,870	5,523	6,640
Current assets	26,167	7,665	3,759
Non-current liabilities	(4,176)	—	(3,228)
Current liabilities	(8,817)	(5,964)	(14,203)

Total net assets (100%)	24,044	7,224	(7,032)

Group’s share of net assets	11,827	3,538	(3,439)

Net revenue	31,106	37,999	16,160
Profit from continuing operations (100%)	1,413	(339)	532

Group’s share of total comprehensive income	695	(166)	260

A reconciliation of the summarized financial information with the carrying amount of the Group’s interest is as follows:

	Thousands of Euros
	IBBI	Bio-Blood	PBS

Group’s share of net assets	11,827	3,538	(3,439)
Goodwill of equity method investment	19,263	35,187	29,329

Equity method accounted investment	31,090	38,725	25,890

Movement in Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC.’s equity-accounted investment for the year ended 31 December 2016 is as follows:

	Thousands of Euros
	IBBI	Bio-Blood	PBS
	2016	2016	2016
Balance at 1 January	—	—	—

Acquisitions	28,229	36,168	23,818
Share of profit / (losses)	695	(166)	260
Share of other comprehensive income / translation differences	2,166	2,723	1,812

Balance at 31 December	31,090	38,725	25,890

Albajuna Therapeutics, S.L

In January 2016, Grifols acquired 30% of the equity of AlbaJuna Therapeutics, S.L. for Euros 3.75 million in the form of a cash payment to finance the development and production of therapeutic antibodies against HIV. The initial investment will be increased upon achievements of agreed development milestones through two payments for a total amount of Euros 7.25 million.

AlbaJuna Therapeutics is a spin-off from the AIDS Investigation Institute IrsiCaixa, jointly driven by Obra Social “la Caixa” and the Generalitat de Catalunya’s Department of Health. It was founded to promote the preclinical and clinical development of monoclonal antibodies that both neutralize the HIV action in the human body and increase the activity of natural killer cells, which are responsible for the destruction of infected cells.

Alkahest, Inc.

On 4 March 2015, the Group acquired 47.58% of the equity of Alkahest, Inc. (“Alkahest”) for Euros 33 million (US Dollars 37.5 million) in the form of a cash payment in exchange for 47.58% of Alkahest’s shares following the closing of the transaction. In addition Grifols will provide a further payment of US Dollars 12.5 million as part of the collaboration agreement and fund the development of plasma-based products, which may be commercialized by

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

the Group throughout the world. Alkahest will receive milestone payments and royalties on sales of such products by Grifols.

Kiro Grifols, S.L.

On 19 September 2014 the Group subscribed a capital increase in Kiro Grifols, S.L (formerly Kiro Robotics, S.L.) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Grifols. The capital increase was paid by means of a monetary contribution.

Grifols also entered into a joint venture & shareholders’ agreement (the “Joint Venture Agreement”) with Kiro Grifols’ partners: Mondragon Innovacion S.P.E, S.A.; Mondragon Assembly, S.Coop. and Agrupación de Fundición y Utillaje, S.Coop.. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Grifols, whether these are the Board of Directors or any other internal managing and governing bodies.

The acquisition of Kiro Grifols gives rise to a joint control business which is accounted for as an “Investment in equity-accounted investee”, as none of the shareholders control the decisions regarding relevant activities or the governing bodies of the company.

During 2015, the Group collected an amount of Euros 5 million related to comprising dividends from Kiro Grifols.

TiGenix N.V.

In 2016 the Group’s directors concluded that the significant influence over its TiGenix investment had ceased. The facts that lead to this conclusion are the resignation of its preferred rights to distribute the main drug under investigation by TiGenix and the fact that Grifols Group has no longer appointed board members and does not expect to appoint any more. Additionally it has been considered that the time needed for exercising its right of appointment of one board director is too long as to allow Grifols to participate in board decisions in due time. As a consequence the investment in TiGenix has been reclassified to Available for Sale Financial Assets. The effect of this reclassification resulted in a revaluation of the investment at fair value, determined based on the stock price of TiGenix as of 30 June 2016, and the related gain amounting to Euros 24 million has been accounted for under Share of income/losses of equity accounted investees in the consolidated statement of profit and loss.

(11)  Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2016 and 2015 are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Non-current loans (a)	40,201	25,000
Non-current derivatives (note 30)	13,665	—
Non-current investment in quoted shares (note 10)	29,998	507
Non-current guarantee deposits	4,603	3,979
Other non-current financial assets	1,078	902

Total non-current financial assets	89,545	30,388

(a)         Non-current loans

On 22 April 2016, the Group’s subsidiary, Grifols Worldwide Operations Limited, subscribed convertible bonds for an amount of US Dollars 19,950 thousand (Euros 17,997 thousand) issued by Aradigm that bear at an interest rate of 9% and mature in 2021 (see notes 30 and 31). The Group indirectly owns 35.13% of the common stock of Aradigm. Interest on the convertible bonds is payable on 1 May and 1 November of each year. At the date of these consolidated financial statements Aradigm has paid the Group an amount of Euros 839 thousand on the convertible bonds. Upon the events described in the indenture governing the convertible bonds, the convertible bonds are

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

convertible into common stock of Aradigm. At the date of these consolidated financial statements, the conversion rate is 191.94 shares of Aradigm common stock per US Dollar 1,000 principal amount of convertible bonds.

The conversion feature to convert the liability into equity of the issuer at a price that can be adjusted results in an embedded derivative measured at fair value (see note 30). All changes in fair value are recognized in the statement of profit and loss.

Aradigm intends to use the net proceeds from the offering to fund the current clinical development and regulatory submission for licensure of Pulmaquin and for general corporate purposes.

On 6 March 2015, the Group’s subsidiary, Grifols Worldwide Operations Limited, subscribed Euros 25 million aggregate principal amount of 9% on convertible bonds due in 2018 issued by TiGenix. The Group indirectly owns 16.13% of the common stock of TiGenix. Interest on the convertible bonds is payable on 6 September and 6 March  of each year, and at the date of these consolidated financial statements, TiGenix had paid the Group an amount of Euros 2,250 thousand of interest on the convertible bonds (Euros 1,125 thousand during year 2015).

Upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. At the date of these consolidated financial statements, the conversion rate was 111,321.38 shares of TiGenix common stock per Euros 100,000 principal amount of convertible bonds.

In 2016 the Group directors concluded that the significant influence over the TiGenix investment has ceased (see note 10).

Details of other current financial assets on the consolidated balance sheet at 31 December 2016 and 2015 are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Deposits and guarantees	957	509
Current loans to third parties	832	30
Current loans to associates (see note 31)	793	755

Total other current financial assets	2,582	1,294

(12)  Inventories

Details of inventories at 31 December 2016 and 2015 are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Goods for resale	176,439	180,516
Raw materials and supplies	428,728	366,627
Work in progress and semi-finished goods	584,316	610,592
Finished goods	486,517	296,270
	1,676,000	1,454,005

Less, inventory provision	(33,069)	(22,614)
	1,642,931	1,431,391

Movement in the inventory provision was as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014

Balance at 1 January	22,614	15,888	31,919
Net charge for the year	8,878	6,099	(15,016)
Business combinations	—	—	2,201
Cancellations for the year	(20)	(195)	(4,421)
Translation differences	1,597	822	1,205

Balance at 31 December	33,069	22,614	15,888

(13)  Trade and Other Receivables

Details at 31 December 2016 and 2015 are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Trade receivables	431,510	375,546
Receivables from associates (note 31)	133	70
Bad debt provision (note 30)	(17,987)	(13,210)

Trade receivables	413,656	362,406

Other receivables	13,705	25,880
Personnel	280	379
Advances for fixed assets	151	—
Other advances	6,624	6,178
Taxation authorities, VAT recoverable	17,768	25,112
Other public entities	3,771	2,971
Other receivables	42,299	60,520
Current income tax assets	77,713	60,270
	533,668	483,196

Other receivables

During 2016, 2015 and 2014 certain companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognized in the consolidated balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) totals Euros 2,560 thousand at 31 December 2016 (Euros 4,520 thousand at 31 December 2015), which does not differ significantly from its fair value and coincides with the amount of maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognized the asset transferred in the consolidated balance sheet, as the risks and rewards inherent to ownership have not been substantially retained.

Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2016 amount to Euros 870 million (Euros 787 million in 2015).

The finance cost of these operations for the Group totals approximately Euros 4,885 thousand which has been recognized under finance result in the consolidated statement of profit and loss for 2016 (Euros 6,512 thousand in 2015 and Euros 6,271 thousand in 2014) (see note 26).

Details of balances with related parties are shown in note 31.

(14)  Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2016 and 2015 are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Current deposits	470,298	404,301
Cash in hand and at banks	424,711	738,199

Total cash and cash equivalents	895,009	1,142,500

(15)  Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)         Share capital

At 31 December 2016, the Company’s share capital amounts to Euros 119,603,705 and comprises:

•                  Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series.

•                  Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

On 4 January 2016 the Company’s new shares resulting from the share split ruling on 3 December 2015 by the Company’s board of directors started to be traded in accordance with the delegation of authorities by the shareholders at the general shareholders’ meeting held on 29 May 2015.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2016 and 2015.

At 31 December 2016 and 2015, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2015 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2015	211,097,634	130,706,902
(Acquisition) / disposal of treasury stock (note 15 (d))	1,967,265	(2,013,632)
Balance at 31 December 2015	213,064,899	128,693,270

Movement in outstanding shares during 2016 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2016	426,129,798	257,386,540
(Acquisition) / disposal of treasury stock (note 15 (d))	—	(692,165)
Balance at 31 December 2016	426,129,798	256,694,375

Balance at 1 January 2016 includes the share Split.

(b)         Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

(c)          Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2016, Euros 50,680 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 42,762 thousand at 31 December 2015) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

In May 2014 Araclon Biotech, S.L. increased capital by an amount of Euros 5 million. As a result, the Group increased its investment from 61.12% to 66.15%. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 1.7 million decrease in reserves.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In June 2015 Araclon Biotech, S.L. increased capital by an amount of Euros 6 million. As a result, the Group has increased its investment from 66.15% to 70.83%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 1.77 million decrease in reserves.

In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After these capital increases, Grifols’ interest has risen to 100% in 2016. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 0.6 million decrease in reserves.

In August 2016 Araclon Biotech, S.L. increased capital by an amount of Euros 6.7 million. As a result, the Group has increased its investment from 70.83% to 73.22%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 1.7 million decrease in reserves.

On 12 December 2016, the Group subscribed a share capital increase in the capital of VCN Bioscience, S.L. of Euros 5 million. After this capital increase, Grifols interest has risen to 81.34% in 2016. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 1 million decrease in reserves.

In May 2015 the company sold 1,967,265 treasury stocks (Class A Shares), generating a profit of Euros 2 million, recognized in reserves.

At 31 December 2016 and 2015 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

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

At 31 December 2016 and 2015 the legal reserve of the Company amounts to Euros 23,921 thousand.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2016 the balance of the legal reserve of other Spanish companies amounts to Euros 1,485 thousand (Euros 1,521 thousand at 31 December 2015).

Other foreign Group companies have a legal reserve amounting to Euros 650 thousand at 31 December 2016 (Euros 578 thousand at 31 December 2015).

(d)         Treasury stock

At 31 December 2016 and 31 December 2015 the Company does not have any Class A treasury stock.

Movement in Class A treasury stock during 2015 is as follows:

	No. of Class A shares	Thousands of Euros
Balance at 1 January 2015	1,967,265	69,134
Disposal of Class A shares	(1,967,265)	(69,134)

Balance at 31 December 2015	—	—

Movement in Class B treasury stock during 2015 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2015	5,653	118
Acquisition of Class B shares	2,014,285	58,457
Disposal of Class B shares	(653)	—

Balance at 31 December 2015	2,019,285	58,575

Movement in Class B treasury stock during 2016 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2016	4,038,570	58,575
Acquisition of Class B shares	1,628,893	23,720
Non Cash Disposal Class B shares	(936,728)	(13,585)

Balance at 31 December 2016	4,730,735	68,710

In July 2016 the Company delivered 59,951 treasury stocks (Class B Shares) to Medion´s non-controlling interests in exchange for the 20% acquired from them.

In March 2016 the Company delivered 876,777 treasury stocks (Class B Shares) to Progenika´s non-controlling interests in exchange for the 16.465% acquired from them (see note 3).

Class B share acquisitions include the purchase of the Class B shares from the vendor shareholders of Progenika for which Grifols exercised the cash option for an amount of Euros 11,035 thousand. This amount has been considered as cash used in investing activities in the statement of cash flows

The Parent held Class B treasury stock equivalent to 0.20% of its capital at 31 December 2016 (0.17% at 31 December 2015).

(e)          Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2016 and the distribution approved for 2015 is as follows:

	Thousands of Euros
	31/12/2016	31/12/2015

Legal Reserve	—	—
Voluntary reserve	103,611	28,898
Dividends	218,182	212,858
Profit of the Parent	321,793	241,756

The following dividends were paid in 2015:

	31/12/2015
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	59%	0.30	62,873
Non-voting shares	295%	0.30	37,977
Non-voting shares (preferred dividend)	10%	0.10	1,307
Total dividends paid			102,157

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	31/12/2015
	% of par value	Euros per share	Thousands of Euros

Ordinary shares (interim dividend)	70%	0.35	74,573
Non-voting shares (interim dividend)	350%	0.35	45,042

Total interim dividends paid			119,615

The following dividends were paid in 2016:

	31/12/2016
	% of par value	Euros per share	Thousands of Euros

Ordinary shares	53%	0.13	56,493
Non-voting shares	265%	0.13	34,136
Non-voting shares (preferred dividend)	20%	0.01	2,614

Total dividends paid			93,243

	31/12/2016
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	72%	0.18	76,703
Non-voting shares (interim dividend)	360%	0.18	46,205

Total interim dividends paid			122,908

At the meeting held on 28 October 2016, the Board of Directors of Grifols approved the distribution of interim dividend for 2016 of Euros 0.18 for each Class A and B share, recognizing a total of Euros 122,908 thousand as interim dividend.

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

At a general meeting held on 27 May 2016 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the years ended 31 December 2015 and 2016 is presented in the consolidated statement of changes in equity.

(f)           Cash flow hedges

In June and October 2011 Grifols contracted variable to fixed interest-rate swaps for initial nominal amounts of US Dollars 1,550 million and Euros 100 million, respectively, to hedge interest-rate risk on its senior debt. The Group recognized these financial derivatives as cash flow hedges. At 31 December 2016 the Group does not have any financial derivatives as cash flow hedges (see notes 5 (a) and 30).

Ineffective cash flow hedges recognized as finance income and cost in the consolidated statement of profit and loss (consolidated statement of comprehensive income) for 2015 amount to Euros 88 thousand. During 2016 the Group has not recognized any ineffective cash flow hedges.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(g)         Restricted Share Unit Compensation

For the 2014 and 2015 bonus, the Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 7,946 thousand, net of tax (Euros 3,399 thousand in 2015).

(16)  Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	545,456	532,145	470,253
Weighted average number of ordinary shares outstanding	683,225,815	683,549,316	685,344,936

Basic earnings per share (Euros per share)	0.80	0.78	0.69

The weighted average of the ordinary shares outstanding (basic) has been calculated taking into consideration the share split carried out on 4 January 2016 as follows:

	Number of shares
	31/12/2016	31/12/2015	31/12/2014
Issued shares outstanding at 1 January	683,516,338	683,610,378	687,554,908
Effect of shares issued	—	—	—
Effect of treasury stock	(290,523)	(61,062)	(2,209,972)

Average weighted number of ordinary shares outstanding (basic) at 31 December	683,225,815	683,549,316	685,344,936

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2014 basic and diluted earnings per share are the same, as no potential diluting effects exist.

The RSU Plan granted in March 2016 and 2015payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014

Profit for the year attributable to shareholders of the Parent (thousands of Euros)	545,456	532,145	470,253

Weighted average number of ordinary shares outstanding (diluted)	684,170,887	683,924,426	685,344,936

Diluted earnings per share (Euros per share)	0.80	0.78	0.69

The weighted average number of ordinary shares outstanding (diluted) has been calculated as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Number of shares
	31/12/2016	31/12/2015	31/12/2014

Issued shares outstanding at 1 January	683,988,460	683,610,378	687,554,908
Effect of RSU shares	472,950	375,110	—
Effect of shares issued	—	—	—
Effect of treasury stock	(290,523)	(61,062)	(2,209,972)

Average weighted number of ordinary shares outstanding (diluted) at 31 December	684,170,887	683,924,426	685,344,936

(17)  Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2015 are as follows:

	Thousands of Euros
			Business
			combinations/
			Additions to
	Balance at		consolidated	Capital	Translation	Balance at
	31/12/2014	Additions	Group	increases	differences	31/12/2015
Grifols (Thailand) Pte Ltd	1,956	763	—	—	(55)	2,664
Grifols Malaysia Sdn Bhd	911	234	—	—	(105)	1,040
Araclon Biotech, S.A.	96	(1,679)	—	1,766	—	183
Medion Grifols Diagnostic AG	(521)	169	—	—	(54)	(406)
GRI-CEI S/A Productos para transfusao	1,722	(165)	—	—	(411)	1,146
Progenika Biopharma, S.A.	1,030	74	—	—	(11)	1,093
Brainco Biopharma, S.L.	(344)	(29)	—	—	—	(373)
Abyntek Biopharma, S.L.	(85)	(8)	—	—	—	(93)
VCN Bioscience, S.L	—	(63)	(4)		—	(67)

	4,765	(704)	(4)	1,766	(636)	5,187
			(note 3(a))

Details of non-controlling interests and movement at 31 December 2016 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	Balance at			Capital	Translation	Balance at
	31/12/2015	Additions	Disposals	increases	differences	31/12/2016
Grifols (Thailand) Pte Ltd	2,664	778	(215)	—	127	3,354
Grifols Malaysia Sdn Bhd	1,040	144	—	—	(12)	1,172
Araclon Biotech, S.A.	183	(1,819)	—	1,776	—	140
Medion Grifols Diagnostic AG	(406)	—	406	—	—	—
GRI-CEI S/A Productos para transfusao	1,146	—	(1,146)	—	—	—
Progenika Biopharma, S.A.	1,093	165	—	—	(47)	1,211
Brainco Biopharma, S.L.	(373)	—	373	—	—	—
Abyntek Biopharma, S.L.	(93)	20	—	—	—	(73)
VCN Bioscience, S.L	(67)	(201)	—	961	—	693

	5,187	(913)	(582)	2,737	68	6,497
			(note 2(b))

(18)  Grants

Details are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Capital grants	11,311	12,269
Interest rate grants (preference loans)	885	851

	12,196	13,120

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants of Euros 1,154 thousand have been transferred to the consolidated statement of profit and loss during the year ended 31 December 2016 (Euros 1,227 thousand at 31 December 2015 and Euros 849 thousand at 31 December 2014).

(19)  Provisions

Details of provisions at 31 December 2016 and 2015 are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Non-current provisions (a)
Provisions for pensions and similar obligations	4,195	3,482
Other provisions	923	1,498

Non-current provisions	5,118	4,980

	Thousands of Euros
	31/12/2016	31/12/2015
Current provisions (b)
Trade provisions	89,588	123,049
Current provisions	89,588	123,049

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)   Non-current provisions

At 31 December 2016, 2015 and 2014 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2014 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2013	Net Charge	Cancellations	Reclassifications	differences	31/12/2014
Non-current provisions	4,202	2,427	(166)	427	63	6,953

	4,202	2,427	(166)	427	63	6,953

Movement in provisions during 2015 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2014	Net Charge	Cancellations	Reclassifications	differences	31/12/2015
Non-current provisions	6,953	376	(1,598)	(600)	(151)	4,980

	6,953	376	(1,598)	(600)	(151)	4,980

Movement in provisions during 2016 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2015	Net Charge	Cancellations	Reclassifications	differences	31/12/2016
Non-current provisions	4,980	(399)	(281)	814	4	5,118

	4,980	(399)	(281)	814	4	5,118

(b)        Current provisions

Movement in trade provisions during 2014 is as follows:

	Thousands of Euros
	Balance at	Business				Translation	Balance at
	31/12/2013	Combination	Net Charge	Cancellations	Reclassifications	differences	31/12/2014
Trade provisions	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985

	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985
		(Note 3(b))

Movement in trade provisions during 2015 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2014	Net Charge	Cancellations	Reclassifications	differences	31/12/2015
Trade provisions	115,985	(2,562)	(6,123)	492	15,257	123,049

	115,985	(2,562)	(6,123)	492	15,257	123,049

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in trade provisions during 2016 is as follows:

	Thousands of Euros
	Balance at			Translation	Balance at
	31/12/2015	Net Charge	Cancellations	differences	31/12/2016

Trade provisions	123,049	(28,481)	(6,417)	1,437	89,588

	123,049	(28,481)	(6,417)	1,437	89,588

(20)  Financial Liabilities

This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortized cost, except the financial derivatives, which are measured at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2016 and 2015 are as follows:

	Thousands of Euros
Financial liabilities	31/12/2016	31/12/2015

Non-current obligations (a)	831,417	781,416
Senior secured debt (b)	3,728,695	3,664,252
Other loans (b)	114,898	120,326
Finance lease liabilities (c)	6,086	5,852
Other non-current financial liabilities (e)	30,975	25,808
Total non-current financial liabilities	4,712,071	4,597,654

Current obligations (a)	95,524	79,531
Senior secured debt (b)	81,273	74,165
Other loans (b)	23,288	27,002
Financial derivatives (note 30)	—	7,375
Finance lease liabilities (c)	3,859	5,656
Other current financial liabilities (e)	26,121	68,768

Total current financial liabilities	230,065	262,497

On 17 March 2014 the Group concluded its debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’ entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostic unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

On 28 October 2015 the Group received an additional loan from the European Investment Bank of up to Euros 100 million at a fixed interest rate for a period of ten years with a grace period of two years. The loan will be used to support certain investments in R&D which are mainly focused on searching for new applications for plasmatic proteins.

(a)         Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

The costs of refinancing Senior Unsecured Notes amounted to Euros 67.6 million, including the cost of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit and loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the Senior Unsecured Notes did not trigger a derecognition of the liability. Unamortized financing costs from the Senior Unsecured Notes amount to Euros 117 million at 31 December 2016 (Euros 137 million at 31 December 2015).

Details of movement in the Senior Unsecured Notes at 31 December 2015 are as follows:

	Thousands of Euros
	Opening outstanding	Translation	Closing outstanding
	balance 01/01/15	differences	balance 31/12/15
Senior Unsecured Notes (nominal amount)	823,655	94,872	918,527
Total	823,655	94,872	918,527

Details of movement in the Senior Unsecured Notes at 31 December 2016 are as follows:

	Thousands of Euros
	Opening outstanding	Translation	Closing outstanding
	balance 01/01/16	differences	balance 31/12/16
Senior Unsecured Notes (nominal amount)	918,527	30,150	948,677
Total	918,527	30,150	948,677

At 31 December 2016 and 2015 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/2015
Promissory
			Nominal		notes		Interest
			amount of		subscribed	Buy back	pending accrual
		Maturity	promissory	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	of Euros)	Euros)

Issue of bearer promissory notes	05/05/15	04/05/16	3,000	4.00%	68,778	(390)	(912)

31/12/2016
Promissory
			Nominal		notes		Interest
			amount of		subscribed	Buy back	pending accrual
		Maturity	promissory	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	of Euros)	Euros)

Issue of bearer promissory notes	05/05/16	04/05/17	3,000	4.00%	84,966	(789)	(1,104)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)         Loans and borrowings

Details of loans and borrowings at 31 December 2016 and 2015 are as follows:

					Thousands of Euros
					31/12/2016		31/12/2015
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	400,000	385,000	400,000	389,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	664,074	527,108	642,969	558,579
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	3,055,168	2,967,574	2,965,308	2,903,114
Total senior debt					4,119,242	3,879,682	4,008,277	3,850,693
EIB Loan	Euros	2.70%	20/11/2015	20/11/2025	100,000	100,000	100,000	100,000
Revolving Credit	US Dollars	Libor + 2.5%	27/02/2014	27/02/2019	284,603	—	275,558	—
		Euribor-
Other non-current loans	Euros	Euribor+4%	10/07/2013	30/09/2024	33,000	14,898	33,000	20,326
Loan transaction costs					—	(150,987)	—	(186,441)
Non-current loans and borrowings					4,536,845	3,843,593	4,416,835	3,784,578

Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	(*)	4,000	(*)	4,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	(*)	49,806	(*)	44,204
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	(*)	30,832	(*)	29,852
Total senior debt					—	84,638	—	78,056
Other current loans		1.25%-14.50%			208,105	23,288	205,260	27,002
Loan transaction costs					—	(3,365)	—	(3,891)
Current loans and borrowings					208,105	104,561	205,260	101,167

                (*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Current loans and borrowings include accrued interest amounting to Euros 596 thousand as at 31 December 2016 (Euros 519 thousand at 31 December 2015).

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

The costs of refinancing the senior debt amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior debt did not trigger a derecognition of the liability. Therefore, the net amount of the financing cost reduced the previous amount recognized and will form part of the amortized cost over the duration of the debt. Unamortized financing costs from the senior secured debt amount to Euros 154 million at 31 December 2016 (Euros 190 million at 31 December 2015).

The terms and conditions of the senior secured debt are as follows:

•                  Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

Details of Tranche A by maturity at 31 December 2016 are as follows:

	US Tranche A
		Principal in thousands of US
	Currency	Dollars	Principal in thousands of Euros

Maturity
2017	US Dollars	52,500	49,806
2018	US Dollars	52,500	49,806
2019	US Dollars	380,625	361,090
2020	US Dollars	122,500	116,212
Total	US Dollars	608,125	576,914

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

•                              Applicable margin of 300 basis points linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

•                              Applicable margin of 300 basis points linked to Euribor 1 month.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                              No floor over Euribor

Details of Tranche B by maturity at 31 December 2016 are as follows:

	US Tranche B			US Tranche B in Euros
		Principal in			Principal in
		thousands of US	Principal in		thousands of
	Currency	Dollars	thousands of Euros	Currency	Euros

Maturity
2017	US Dollars	32,500	30,831	Euros	4,000
2018	US Dollars	32,500	30,831	Euros	4,000
2019	US Dollars	32,500	30,831	Euros	4,000
2020	US Dollars	32,500	30,831	Euros	4,000
2021	US Dollars	3,030,625	2,875,082	Euros	373,000

Total	US Dollars	3,160,625	2,998,406	Euros	389,000

•                  US Dollar 300 million committed credit revolving facility: Amount maturing on 27 February 2019. At 31 December 2016 no amount has been drawn down on this facility.

The issue of senior unsecured notes and senior secured debt is subject to compliance with a leverage ratio covenant. At 31 December 2016 the Group complies with this covenant.

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

(c)          Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	31/12/2016			31/12/2015
	Minimum			Minimum
	payments	Interest	Present Value	payments	Interest	Present Value

Maturity at:
Less than one year	4,267	408	3,859	6,158	502	5,656
Two years	3,636	263	3,373	2,914	336	2,578
Three years	1,792	88	1,704	2,271	220	2,051
Four years	672	16	656	897	72	825
Five years	306	5	301	305	9	296
More than five years	53	1	52	106	4	102
Total	10,726	781	9,945	12,651	1,143	11,508

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(d)         Credit rating

In December 2016 Moody’s Investors Service has confirmed the ‘Ba3’ corporate family rating, ‘Ba2’ rating to the senior secured bank debt and ‘B2’ rating to the unsecured notes that were used to refinance the existing debt structure (‘Ba2’, ‘Ba1’ and ‘B1’ respectively in October 2015). The outlook is confirmed as stable.

In December 2016 and June 2015 Standard & Poor’s has confirmed its ‘BB’ rating on Grifols and has assigned ‘BB’ and ‘B+’ issue ratings to Grifols’ senior secured debt and senior unsecured notes that were used to refinance the existing debt structure. The outlook for the rating is stable.

(e)          Other financial liabilities

At 31 December 2016 “other financial liabilities” include interest-free loans extended by governmental institutions amounting to Euros 20,543 thousand (Euros 22,432 thousand at 31 December 2015).The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 885 thousand (Euros 851 thousand at 31 December 2015) (see note 18).

At 31 December 2015 “other current financial liabilities” included Euros 24,824 thousand relating to the put and call option extended by the Group and the shareholders of Progenika. On 3 March 2016 the Group announced the acquisition of a further 32.93% stake in Progenika following the exercise of call options agreed in February 2013 (see note 2). At 31 December 2016, “other financial liabilities” include an amount of Euros 5 million related to the remaining call option with maturity on 2018.

At 31 December 2016 and 2015 “other current financial liabilities” also include approximately Euros 17,578 thousand and Euros 39,232 thousand, respectively, which have been collected directly from Spanish Social Security affiliated bodies and transferred to financial institutions (see note 13).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Maturity at:
Up to one year	26,121	68,768
Two years	11,468	4,598
Three years	6,203	9,424
Four years	5,802	2,992
Five years	2,490	2,579
Over five years	5,012	6,215
	57,096	94,576

(21)  Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Suppliers	461,073	409,986
VAT payable	10,048	7,138
Taxation authorities, withholdings payable	23,700	23,135
Social security payable	11,422	10,375
Other public entities	97,724	65,523
Other payables	142,894	106,171
Current income tax liabilities	7,957	16,196
	611,924	532,353

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

(22) Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Salaries payable	132,755	124,433
Other payables	427	1,040
Deferred income	441	3,837
Advances received	6,563	5,354
Other current liabilities	140,186	134,664

(23)  Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2016, 2015 and 2014 by segment is as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014

Bioscience	3,228,275	3,032,111	2,513,510
Diagnostic	663,983	691,452	620,022
Hospital	98,583	96,245	94,800
Raw Material and others	58,989	114,755	127,052
	4,049,830	3,934,563	3,355,384

The geographical distribution of net consolidated revenues is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014
USA and Canada	2,663,197	2,505,791	2,042,700
Spain	217,497	207,641	214,558
European Union	422,752	455,276	448,244
Rest of the world	687,395	651,100	522,830
Subtotal	3,990,841	3,819,808	3,228,332

Raw Materials and others	58,989	114,755	127,052
Consolidated	4,049,830	3,934,563	3,355,384

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014
Gross sales	4,882,615	4,579,759	3,704,597
Chargebacks	(652,564)	(488,072)	(221,129)
Cash discounts	(51,953)	(46,150)	(32,255)
Volume rebates	(51,242)	(49,458)	(38,409)
Medicare and Medicaid	(47,820)	(25,710)	(22,690)
Other discounts	(29,206)	(35,806)	(34,730)
Net sales	4,049,830	3,934,563	3,355,384

Movement in discounts and other reductions in gross income during 2014 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2013	16,978	3,267	18,297	7,557	210	46,309
Current estimate related to sales made in current and prior year	221,129	32,255	38,409	22,690	34,730	349,213	(1)
(Actual returns or credits in current period related to sales made in current period)	(186,046)	(28,628)	(29,819)	(17,121)	(33,480)	(295,094	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	1,626	(2,137)	(5,167)	1,596	3,002	(1,080	)(3)
Translation differences	4,744	(19)	(690)	101	(1,288)	2,848

Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196

Movement in discounts and other reductions to gross income during 2015 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196
Current estimate related to sales made in current and prior year	488,072	46,150	49,458	25,710	35,806	645,196	(1)
(Actual returns or credits in current period related to sales made in current period)	(428,041)	(44,867)	(18,211)	(18,402)	(34,059)	(543,580	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	(246)	(25,051)	(11,257)	(1,791)	(38,345	)(3)
Translation differences	7,716	127	2,454	1,594	2,237	14,128

Balance at 31 December 2015	126,178	5,902	29,680	12,468	5,367	179,595

Movement in discounts and other reductions to gross income during 2016 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2015	126,178	5,902	29,680	12,468	5,367	179,595
Current estimate related to sales made in current and prior year	652,564	51,953	51,242	47,820	29,206	832,785	(1)
(Actual returns or credits in current period related to sales made in current period)	(693,458)	(51,733)	(27,409)	(24,988)	(27,243)	(824,831	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	(248)	(27,732)	(14,401)	(2,986)	(45,367	)(3)
Translation differences	1,965	758	726	858	98	4,405

Balance at 31 December 2016	87,249	6,632	26,507	21,757	4,442	146,587

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

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

(24)  Personnel Expenses

Details of personnel expenses by function are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014

Cost of sales	635,577	592,037	479,055
Research and development	77,988	76,780	66,857
Selling, general & administration expenses	314,348	269,718	253,489
	1,027,913	938,535	799,401

Details by nature are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014
Wages and salaries	822,384	756,570	639,639
Contributions to pension plans (note 29)	18,486	14,587	15,589
Other social charges	25,074	22,071	17,279
Social Security	161,969	145,307	126,894
	1,027,913	938,535	799,401

(25)  Expenses by Nature

(a)         Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets and property, plant and equipment, incurred during 2016, 2015 and 2014 classified by functions are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014

Cost of sales	126,998	110,898	81,226
Research and development	13,050	13,654	13,053
Selling, general & administration expenses	61,821	65,203	95,193
	201,869	189,755	189,472

(b)         Other operating income and expenses

Other operating income and expenses incurred during 2016, 2015 and 2014 by function are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014

Cost of sales	454,097	426,531	315,483
Research and development	113,078	118,667	85,501
Selling, general & administration expenses	393,523	403,944	356,612
	960,698	949,142	757,596

Details by nature are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014
Changes in trade provisions	(22,069)	(763)	(18,032)
Professional services	190,003	173,990	134,062
Commissions	20,147	20,474	20,002
Supplies and auxiliary materials	119,014	115,471	89,244
Operating leases (note 28)	74,945	70,496	87,504
Freight	96,680	83,352	70,760
Repair and maintenance expenses	89,797	81,087	62,054
Advertising	51,233	47,860	59,912
Insurance	20,008	19,501	17,842
Royalties	9,217	9,386	9,723
Travel expenses	53,239	52,606	45,014
External services	43,231	56,743	65,717
R&D Expenses	78,379	81,319	52,344
Other	136,874	137,620	61,450
Other operating income&expenses	960,698	949,142	757,596

(26)  Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014
Finance income	9,934	5,841	3,069

Finance cost from Senior Unsecured Notes	(73,491)	(72,783)	(62,936)
Finance cost from senior debt	(168,332)	(161,624)	(145,438)
Finance cost from sale of receivables (note 13)	(4,885)	(6,512)	(6,271)
Capitalized interest	13,019	9,795	5,152
Other finance costs	(11,140)	(9,211)	(15,542)
Finance costs	(244,829)	(240,335)	(225,035)
Change in fair value of financial derivatives (note 30)	(7,610)	(25,206)	(20,984)
Impairment and gains / (losses) on disposal of financial instruments	—	—	(5)
Exchange differences	8,916	(12,140)	(18,472)
Finance result	(233,589)	(271,840)	(261,427)

During 2016 the Group has capitalized interest at a rate of between 4.8% and 5.2% based on the financing received (between 5.2% and 5.26% during 2015) (see note 4 (f)).

(27)  Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Worldwide Operations Spain, S.A. (formerly Logister, S.A), Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gri-Cel, S.A. and Gripdan Invest, S.L.. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc. and Talecris Plasma Resources, Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 36.5% of taxable income, which may be reduced by certain deductions.

(a)         Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014
Profit before income tax from continuing operations	712,752	690,250	589,680
Tax at 25% (28% for 2015 and 30 % for 2014)	178,188	193,270	176,904
Permanent differences	8,019	(2,709)	(9,026)
Effect of different tax rates	14,509	(24,524)	(29,253)
Tax credits (deductions)	(20,163)	(19,487)	(22,913)
Prior year income tax expense	928	2,723	(1,391)
Other income tax expenses/(income)	(13,272)	9,536	8,276
Total income tax expense	168,209	158,809	122,597

Deferred tax	(40,161)	24,357	4,765
Current tax	208,370	134,452	117,832
Total income tax expense	168,209	158,809	122,597

The effect of the different tax rates is basically due to a change of country mix in profits

In accordance with tax legislation modifications issued in Spain for fiscal years 2016, 2015 and 2014, the Group has recalculated the impact of adjusting deferred tax assets and liabilities to tax rates of 28% and 25%, respectively. The impact recognised under “Total income tax expense” amounts to Euros 0.3 million in fiscal year 2015 (Euros 4.4 million in fiscal year 2014).

(b)         Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	Tax effect
	31/12/2016	31/12/2015	31/12/2014
Assets
Provisions	3,696	38,004	58,966
Inventories	39,297	37,141	35,110
Tax credits (deductions)	37,685	42,533	34,892
Tax loss carryforwards	10,717	30,668	18,240
Other	3,393	6,961	1,838

Subtotal, assets	94,788	155,307	149,046

Goodwill	(19,136)	(77,755)	(56,615)
Fixed assets, amortisation and depreciation	(7,062)	(10,409)	(7,579)
Intangible assets	(1,371)	(349)	(2,407)
Subtotal, net liabilities	(27,569)	(88,513)	(66,601)
Deferred assets, net	67,219	66,794	82,445

Liabilities
Goodwill	(131,039)	(35,877)	(29,706)
Intangible assets	(392,388)	(404,617)	(361,469)
Fixed assets	(158,060)	(119,858)	(110,929)
Debt cancellation costs	(64,762)	(77,514)	(83,315)
Inventories	(1,175)	(32,351)	(24,242)
Cash flow hedges	—	(982)	(821)
Subtotal, liabilities	(747,424)	(671,199)	(610,482)

Tax loss carryforwards	40,358	7,097	6,268
Provisions	61,252	22,085	50,078
Other	45,168	10,452	15,350
Subtotal, net assets	146,778	39,634	71,696
Net deferred Liabilities	(600,646)	(631,565)	(538,786)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2016	31/12/2015	31/12/2014
Balance at 1 January	(564,771)	(456,341)	(419,488)
Movements during the year	40,161	(24,357)	(4,766)
Movements in equity during the year	—	(10,960)	(3,864)
Business combination (note 3)	—	—	34,899
Translation differences	(8,817)	(73,113)	(63,122)
Balance at 31 December	(533,427)	(564,771)	(456,341)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	Tax effect
	31/12/2016	31/12/2015	31/12/2014

Cash flow hedges (note 15 (f))	—	(10,960)	(3,864)
	—	(10,960)	(3,864)

The remaining assets and liabilities recognized in 2016, 2015 and 2014 were recognized in the statement of profit and loss.

Estimated net deferred tax liabilities to be reversed in a period of less than 12 months amount to Euros 99.897 thousand at 31 December 2016 (Euros 53,747 thousand at 31 December 2015).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years.

Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date.

The Group has not recognized as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 67,043 thousand (Euros 67,955 thousand at 31 December 2015).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c)          Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

•                  Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of State Income tax in North Carolina and New York states (tax years 2012 to 2014).

•                  Grifols Diagnostic Solutions, Corp.: notification of an inspection of the “federal tax return” for the fiscal year 2014.

•                  Grifols Brasil, Lda: notification of inspection of services tax for the years 2012 to 2016.

•                  Logística Grifols, S.A. de C.V.: notification of inspection of corporate tax and VAT for the year 2010.

•                  Grifols, S.A., Instituto Grifols, S.A., Movaco, S.A. and Biomat, S.A.: Income Tax audit, Withholdings and VAT Audit for the tax years ended 2010, 2011 and 2012 that were initiated as of July 2014. During tax year 2016 these inspections have been closed without any significant adjustment.

Group management does not expect any significant liability to derive from these inspections.

(28)  Operating Leases

(a)         Operating leases (as lessee)

At 31 December 2016, 2015 and 2014 the Group leases buildings and warehouses from third parties under operating leases.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Operating lease instalments of Euros 74,945 thousand have been recognized as an expense for the year ended at 31 December 2016 (Euros 70,496 thousand at 31 December 2015 and Euros 87,504 thousand at 31 December 2014) and comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2016, 2015 and 2014 are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014
Maturity at:
Up to 1 year	56,869	77,951	44,331
Between 1 and 5 years	181,076	126,644	109,531
More than 5 years	119,579	101,319	51,689
Total future minimum payments	357,524	305,914	205,551

(b)         Operating leases (as lessor)

At 31 December 2016, 2015 and 2014 the Group has no lease contracts as lessor.

(29)                  Other Commitments with Third Parties and Other Contingent Liabilities

(a)         Guarantees

The Group has no significant guarantees extended to third parties.

(b)         Guarantees committed with third parties

The Group has no significant guarantees extended to third parties.

(c)          Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2016 has amounted to Euros 674 thousand (Euros 647 thousand for 2015).

In successive years this contribution will be defined through labor negotiations.

In the event that control is taken of the Company, the Group has agreements with 77 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary.

The Group has contracts with nine executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances.

Restricted Share Unit Retention Plan

For the bonuses for 2014 and 2015, payable in 2015 and 2016, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. Under this plan, employees can choose to receive up to 50% of their yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match this with an additional 50% of the employee’s choice of RSUs.

Grifols Class B Shares and Grifols ADS are valued at the date of payment of the bonus, and no cash dividends will be paid in respect of these shares.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU’s will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSUs.

This commitment is treated as equity-settled and the amount totals Euros 10,594 thousand at 31 December 2016 (Euros 4,532 thousand at 31 December 2015).

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. The total cost of matching contributions to the savings plan was US Dollars 17 million for 2016 (US Dollars 12.7 million for 2015). Costs of contributions derived from the Defined Contribution Plan were included in the savings plan for the year 2014 since the acquisition of the Novartis Diagnostic Unit in January 2014. The recognition of the cost of these contributions was consistent with each participant’s salary. In 2015 this cost has been terminated.

Other plans

The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented.

(d)         Purchase commitments

Details of the Group’s commitments at 31 December 2016 are as follows:

Thousands of Euros
2017	13,145
2018	12,811
2019	15,027
2020	12,129
2021	3,875
2022	939
2023	887
2024	887

(e)          Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  The Group carried out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation was carried out by an external legal advisor. In principle, the investigation was focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

From these 5 employees of the Company initially charged, the Naples Tribunal resolved discharging 3 of them, continuing the judicial process only against the remaining 2 employees. Additionally, the Company has finalized the internal investigation opened in Italy as a consequence of the indicated judicial proceedings, and in November 2015 a meeting took place with the DOJ to report on the conclusions derived from the investigation.

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

On September 2016, the United States Department of Justice (the “Department”) notified the Group that the Department has closed its inquiry into Grifols, concerning possible violations of the U.S. Foreign Corrupt Practices Act. In its notice of declination to prosecute, the Department acknowledged the full cooperation of Grifols in the investigation.

•                  As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(30)  Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros
	31/12/2015
	Carrying amount				Fair Value
		Financial
		instruments
	Loans and	held for	Debts and
	receivables	trading	payables	Total	Level 1	Level 2	Level 3	Total

Non-current financial assets	30,388	—	—	30,388
Other current financial assets	1,294	—	—	1,294
Trade and other receivables	394,464	—	—	394,464
Cash and cash equivalents	1,142,500	—	—	1,142,500
Financial assets not measured at fair value	1,568,646	—	—	1,568,646

Financial derivatives	—	(7,375)	—	(7,375)	—	(7,375)	—	(7,375)
Financial liabilities at fair value	—	(7,375)	—	(7,375)

Senior Unsecured Notes	—	—	(793,472)	(793,472)	(927,712)	—	—	(927,712)
Promissory Notes	—	—	(67,475)	(67,475)
Senior secured debt	—	—	(3,738,417)	(3,738,417)	(3,929,517)	—	—	(3,929,517)
Other bank loans	—	—	(147,328)	(147,328)
Finance lease payables	—	—	(11,508)	(11,508)
Other financial liabilities	—	—	(94,576)	(94,576)
Trade and other payables	—	—	(409,986)	(409,986)
Debts with associates	—	—	(443)	(443)
Other current liabilities	—	—	(10,231)	(10,231)
Financial liabilities not measured at fair value	—	—	(5,273,436)	(5,273,436)
	1,568,646	(7,375)	(5,273,436)	(3,712,165)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousand of Euros
	31/12/2016
	Carrying amount					Fair Value
		Financial
		instruments	Available for
	Loans and	held for	sale financial	Debts and
	receivables	trading	assets	payables	Total	Level 1	Level 2	Level 3	Total

Non-current financial assets	15,201	—	29,998	—	45,199	29,998	15,201	—	45,199
Financial derivatives	—	13,665	—	—	13,665	—	13,665	—	13,665
Financial assets measured at fair value	15,201	13,665	29,998	—	58,864

Non-current financial assets	30,681	—	—	—	30,681
Other current financial assets	2,582	—	—	—	2,582
Trade and other receivables	434,136	—	—	—	434,136
Cash and cash equivalents	895,009	—	—	—	895,009
Financial assets not measured at fair value	1,362,408	—	—	—	1,362,408

Senior Unsecured Notes	—	—	—	(843,868)	(843,868)	(904,377)	—	—	(904,377)
Promissory Notes	—	—	—	(83,073)	(83,073)
Senior secured debt	—	—	—	(3,809,968)	(3,809,968)	(3,811,970)	—	—	(3,811,970)
Other bank loans	—	—	—	(138,186)	(138,186)
Finance lease payables	—	—	—	(9,945)	(9,945)
Other financial liabilities	—	—	—	(57,096)	(57,096)
Trade and other payables	—	—	—	(461,073)	(461,073)
Other current liabilities	—	—	—	(7,431)	(7,431)
Financial liabilities not measured at fair value	—	—	—	(5,410,640)	(5,410,640)
	1,377,609	13,665	29,998	(5,410,640)	(3,989,368)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Financial derivatives

At 31 December 2016 and 2015 the Group has recognized the following derivatives:

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2016	31/12/2015	31/12/16	31/12/15	Maturity

Interest rate swap (cash flow hedges)	US Dollar	—	694,445,000	—	(6,789)	30/06/2016
Interest rate swap (cash flow hedges)	Euros	—	100,000,000	—	(586)	31/03/2016
Swap Option	Euros	—	100,000,000	—	—	31/03/2016
Call Option (note 2)	US Dollar	N/A	N/A	9,487	—	30/04/2019
Embedded derivative (note 11)	US Dollar	N/A	N/A	4,178	—	31/05/2021

Total				13,665	(7,375)

Total Assets (notes 2 and 11)				13,665	—
Total Liabilities (note 20)				—	(7,375)

On May 11, 2016 the Group has paid an aggregate amount equal to US Dollars 10 million (Euros 8,960 thousand) in respect of the call right for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. units that are not owned by the Group. The call right can be exercised by the Group by delivering written notice of its intention at any time on or after February 1, 2019 and on or before April 30, 2019 (see notes 2 and 11).

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

(a)         Derivative financial instruments at fair value through profit and loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

(b)         Hedging derivative financial instruments

See note 15(f).

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement: a step-up interest rate swap and a swap floor, which originally had notional amounts of US Dollars 1,550 million each. The amortizing step up interest rate swap was not changed due to the improvement of the new Credit Agreement and the notional amount at the end of December 2015 stood at US Dollars 694 million. The Swap had quarterly amortizations, in order to always remain below the amounts borrowed to avoid being over hedged. The interest rate swap complied with the criteria required for hedge accounting.

At 31 December 2016, the Company has no derivatives in place that qualify for hedge accounting.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Credit risk

(a)         Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2016 and 2015 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/2016	31/12/2015

Non-current financial assets	11	89,545	30,388
Other current financial assets	11	2,582	1,294
Trade receivables	13	413,656	362,406
Other receivables	13	20,480	32,058
Cash and cash equivalents	14	895,009	1,142,500
		1,421,272	1,568,646

The maximum level of exposure to risk associated with receivables at 31 December 2016 and 2015, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2016	31/12/2015

Spain	56,104	56,160
EU countries	52,034	61,720
United States of America	196,885	134,872
Other European countries	13,428	6,329
Other regions	115,685	135,383
	434,136	394,464

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2015 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	—	—	—	1,815	854	—	1,815
Italy	11,918	7,294	(144)	12,332	5,308	(2,777)	21,329
Spain	33,937	4,079	—	11,431	6,978	(707)	44,661
Portugal	2,664	1,394	(460)	202	68	(26)	2,380
	48,519	12,767	(604)	25,780	13,208	(3,510)	70,185

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2016 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
	Balances with public entities			Balance with third parties
			Provision			Provision
			for doubtful			for doubtful
		Balance	receivables	Balance	Balance	receivables	Net debt
	Balance (1)	past due	(2)	(3)	past due	(4)	(1)+(2)+(3)+(4)

Greece	—	—	—	425	—	(137)	288
Italy	7,188	2,077	—	12,196	7,375	(3,098)	16,286
Spain	23,281	3,287	—	27,316	9,595	(249)	50,348
Portugal	2,734	1,205	(356)	129	78	(27)	2,480
	33,203	6,569	(356)	40,066	17,048	(3,511)	69,402

Provision has been made for balances receivable from Portuguese public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Spain will not be recoverable.

(b)         Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015
Not matured	360,018	321,450
Less than 1 month	24,650	21,610
1 to 4 months	29,318	25,680
4 months to 1 year	10,045	10,858
More than one year	10,105	14,866
	434,136	394,464

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2016	31/12/2015	31/12/2014

Opening balance	13,210	14,092	16,073
Business combination	—	—	764
Net charges for the year	6,411	1,800	(2,013)
Net cancellations for the year	(2,217)	(2,984)	(1,144)
Translation differences	583	302	412
Closing balance	17,987	13,210	14,092

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
		Carrying		6				More
		amount at	Contractual	months	6 - 12			than 5
Carrying amount	Note	31/12/15	flows	or less	months	1-2 years	2- 5 years	years

Financial liabilities
Bank loans	20	3,885,745	4,959,027	129,631	118,796	252,659	4,404,772	53,169
Other financial liabilities	20	94,576	94,576	40,294	28,474	3,932	19,620	2,256
Bonds and other marketable securities	20	860,947	1,311,506	103,643	24,111	48,223	192,891	942,638
Finance lease payables	20	11,508	12,650	4,450	1,708	2,918	3,571	3
Payable to associates	31	443	443	443	—	—	—	—
Payable to suppliers	21	409,986	409,986	409,381	605	—	—	—
Other current liabilities	22	10,231	10,231	9,606	625	—	—	—
Financial liabilities for
hedging derivatives	20	7,375	7,375	7,375	—	—	—	—

Total		5,280,811	6,805,794	704,823	174,319	307,732	4,620,854	998,066

		Thousands of Euros
		Carrying		6				More
		amount at	Contractual	months	6 - 12			than 5
Carrying amount	Note	31/12/16	flows	or less	months	1-2 years	2- 5 years	years

Financial liabilities
Bank loans	20	3,948,154	4,669,325	134,918	119,476	192,059	4,183,259	39,613
Other financial liabilities	20	57,096	57,096	23,082	3,039	11,468	16,686	2,821
Bonds and other marketable securities	20	926,941	1,305,680	107,975	24,903	49,806	1,122,996	—
Finance lease payables	20	9,945	10,725	2,195	2,072	3,630	2,828	—
Payable to suppliers	21	461,073	461,073	461,029	44	—	—	—
Other current liabilities	22	7,431	7,431	7,118	313	—	—	—

Total		5,410,640	6,511,330	736,317	149,847	256,963	5,325,769	42,434

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

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2016
	Euros (*)	Dollars (**)

Trade receivables	5,576	7,520
Receivables from Group companies	33,792	37,740
Loans to Group companies	597,897	1,854
Cash and cash equivalents	32,255	21,254
Trade payables	(11,188)	(5,062)
Payables to Group companies	(42,395)	(32,159)
Loans from Group companies	(268,040)	(4,295)
Bank loans	(489,000)	—
Balance sheet exposure
	(141,103)	26,852

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2016 and 2015 year ends are as follows:

	Closing exchange rate
Euros	31/12/2016	31/12/2015
US Dollars	1.0541	1.0887

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2016, equity would have increased by Euros 318,528 thousand (Euros 300,372 thousand at 31 December 2015) and profit due to foreign exchange differences would have decreased by Euros 11,425 thousand (would have increased by Euros 50,612 thousand at 31 December 2015). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2016 and 2015 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest rate risk

(a)         Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
	31/12/2016	31/12/2015
Fixed-interest financial instruments
Financial liabilities	(1,048,676)	(1,756,393)
	(1,048,676)	(1,756,393)

Variable-interest financial instruments
Financial liabilities	(3,964,320)	(3,190,883)
	(3,964,320)	(3,190,883)
	(5,012,996)	(4,947,276)

(b)         Sensitivity analysis

If the interest rate had been 100 basis points higher during 2016, the interest expense would have increased by Euros 40.7 million and the finance cost due to changes in the value of derivatives would have been Euros 2.6 million lower. The impact on equity is not significant because of derivatives close to maturity on 31 March 2016 for Euro swaps and 30 June 2016 for US dollar swaps. Therefore, the net effect on cash interest payments should have been Euros 38.1 million.

If the interest rate had been 100 basis points higher during 2015, the interest expense would have increased by Euros 40.3 million, the finance cost due to changes in the value of derivatives would have been Euros 8.6 million lower and equity would have increased by Euros 2.2 million. Therefore, the net effect on cash interest payments should have been Euros 31.7 million.

(31)  Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2016	31/12/2015

Receivables from associates (note 13)	133	70
Trade payables associates	(4,221)	—
Loans to associates (note 11)	15,994	25,755
Debts with associates	—	(443)
Debts with key management personnel	(6,662)	(3,962)
Payables to members of the board of directors	—	(475)
Payables to other related parties	(8,473)	(10,178)
	(3,229)	10,767

Payables are included in suppliers and trade payables (see note 21).

(a)         Group transactions with related parties

Group transactions with related parties during 2014 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	272	—	—	—
Other service expenses	—	—	(7,733)	(1,094)
Operating lease expense	—	—	(24,030)	—
Remuneration	—	(9,369)	—	(4,631)
R&D agreements	(26,740)	—	—	—
Finance costs	(49)	—	—	—
	(26,517)	(9,369)	(31,763)	(5,725)

Group transactions with related parties during 2015 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	317	—	—	—
Other service expenses	(361)	—	(6,938)	(845)
Operating lease expense	—	—	(4,900)	—
Remuneration	—	(9,447)	—	(3,443)
R&D agreements	(18,400)	—	—	—
Purchase of Fixed Assets (note 9)	—	—	(276,457)	—
Sale of Fixed Assets (note 9)	—	—	12,000	—
Finance Income	1,916	—	—	—
	(16,528)	(9,447)	(276,295)	(4,288)

Group transactions with related parties during 2016 are as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	193	—	—	—
Purchases	(35,569)	—	—	—
Other service expenses	(7,591)	—	(5,325)	(905)
Operating lease expense	—	—	(5,281)	—
Remuneration	—	(10,287)	—	(3,668)
R&D agreements	(10,188)	—	—	—
Finance Income	1,946	—	—	—
	(51,209)	(10,287)	(10,606)	(4,573)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

“Other service expenses” include contributions to non-profit organizations totaling Euros 5,325 thousand in 2016 (Euros 5,224 thousand in 2015 and Euros 4,262 thousand in 2014).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. During 2014, this contract was renewed for an additional year for an

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

amount of US Dollars 1 million. In 2015, this contract was extended for two years for an amount of US Dollars 1 million for each year.

Directors representing shareholders´ interests received remuneration of Euros 50 thousand in 2015 and Euros 100 thousand in 2014. There have not been any directors representing shareholders’ interests in 2016.

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

(b)         Conflicts of interest concerning the directors

The Company’s directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

(32)                         Events after the Reporting Period

•        Hologic acquisition

On 14 December 2016, Grifols has entered into an asset purchase agreement with Hologic pursuant to which:

•           The parties would terminate their existing collaboration agreement in the blood screening business (NAT)

•           Hologic would sell to Grifols substantially all of the assets used in the blood screening business (NAT) business

•           Grifols would assume substantially all of the liabilities of the business

The aggregate purchase price of the transaction has been agreed for an amount of US Dollar 1,850 million plus any other purchase price adjustment. The assets acquired comprise a plant in San Diego, CA (United States) as well as development rights, licenses to patents, access to product manufacturers and research and development activities. 175 people, mainly in operations and research and development activities will transfer from Hologic to Grifols’ workforce. The acquisition has been structured through Grifols Diagnostic Solutions, Inc., a U.S. incorporated and wholly-owned subsidiary of Grifols, S.A.

The transaction will transform Grifols Diagnostic into an integrated, higher margin business. It will strengthen the position of the Grifols Diagnostic Division in the transfusion medicine market, becoming one of the only vertically integrated providers capable of offering comprehensive solutions to blood and plasma donation centers, covering the entire value chain from donation to transfusion. It will vertically integrate the Nucleic Acid Testing (NAT) business across research and development, manufacturing, sales and marketing and corporate functions, bringing the NAT and Immunoassay blood donor screening under one leadership.

This acquisition strengthens cash flows and positively impacts the group’s margins, capturing operational efficiencies across the NAT value chain and having a direct impact on the group’s EBITDA margin, that is expected to increase above 350 basis points. The revenues of the Diagnostic Division will not change as a result of the acquisition due to the existing joint-business between Grifols and Hologic in place since 2014. Under the existing agreement, Grifols owns customer facing activities and records all revenues.

The transaction closed on 31 January 2017.

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

For practical purposes, for the present transaction, the exchange rate Euro / Dollar 1.0543 was used for all purposes.

		Thousands of US
	Thousands of Euros	Dollars

Cost of the business combination
Payment in cash	1,769	1,865

Total business combination cost	1,769	1,865
Fair value of net assets acquired	30	32
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	1,739	1,833

Provisional goodwill generated in the acquisition is attributed to the synergies, workforce and other expected benefits from the business combination of the assets and activities of the Group.

The expenses incurred in this transaction in 2016 amount to approximately Euros 5.1 million.

•        Kedplasma acquisition

On 27 December 2016 Grifols has entered into an agreement to acquire six new Plasma Donor Centers to the company Kedplasma, LLC, with a purchase price of US Dollar 47 million, for which the group has advanced the sum of US Dollar 15 million at the year end.

The date of delivery of the Donor Centers shall be no later than 28 February 2017.

•        Access Biologic Acquisition

On 10 January 2017, the group has announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollar 51 million. Grifols has entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols has also signed a supply agreement to sell to Access Biologicals biological products not meant for human use.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biologicals products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

•        Refinancing process

On 6 February 2017, Grifols has concluded the refinancing process of its financial debt for an amount of US Dollar 6,300 million, except for the US Dollar 1,000 million senior unsecured notes which will be refinanced shortly.

Grifols informs that Term Loan A (“TLA”) amounts to US Dollar 3,300 million issued at LIBOR+175bps with a 6 year tenor and quasi-bullet amortizing structure. Likewise, Term Loan B (“TLB”) amounts to US Dollar 3,000 million at LIBOR+225bps; in this case tenor is 8 years and bullet amortization.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

With the refinancing of these senior loans, in addition to extending the tenor, the Company has reduced the margin by c.100bps.

The refinancing includes US Dollar 1,700 million devoted to the acquisition of Hologic’s share of NAT donor screening unit that was closed last 31st January 2017.

• Redemption of Notes

On 20 March 2017, Grifols Worldwide Operations Ltd (the Issuer) has announced its intention to redeem the Notes on 19 April 2017 or such other date as the Issuer notifies to the holders of the Notes two business days in advance of the Redemption Date and at least 30 days but no more than 60 days following the release of the announcement.

The redemption price per $1,000 principal amount will be 103.938% plus accrued and unpaid interest to the Redemption Date.

(33)  Condensed Consolidating Financial Information

On 5 March 2014, Grifols Worldwide Operations Limited, a wholly-owned subsidiary of Grifols, S.A., issued the Senior Unsecured Notes (the “Notes”). The Notes were issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. Supplemental condensed consolidating financial information is presented in Appendix VI comprising the Group’s income statement and cash flow statement, both consolidated, for Fiscal Year 2014, Fiscal Year 2015 and Fiscal Year 2016 and its consolidated balance sheet as at December 31, 2015 and December 31, 2016, showing the amounts attributable to Grifols, S.A., Grifols Worldwide Operations Limited and those of its other subsidiaries that were Guarantors as at December 31, 2015 and December 31, 2016 separately from the amounts attributable to those of its subsidiaries that were not Guarantors.

The condensed consolidated financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered”, which is included in Appendix VI.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2016, 2015 and 2014

		Acquisition /			31/12/2016		31/12/2015		31/12/2014
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies

Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	100,000%	99,998%	0,002%	99,998%	0,002%

Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99,998%	0,002%	99,998%	0,002%	99,998%	0,002%

Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.)	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	—	100,000%	—	100,000%	99,970%	0,030%

Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99,999%	0,001%	99,999%	0,001%	99,999%	0,001%

Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99,900%	0,100%	99,900%	0,100%	99,900%	0,100%

Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99,950%	0,050%	99,950%	0,050%	99,950%	0,050%

Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100,000%	—	100,000%	—	100,000%

Grifols Biologicals, Inc.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100,000%	—	100,000%	—	100,000%

PlasmaCare, Inc. (merged with Biomat USA, Inc in 2015)	1128 Main Street, Suite 300 Cincinnati (Ohio) United States	2006	Industrial	Procuring human plasma.	—	—	—	—	—	100,000%

Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100,000%	—	100,000%	—	100,000%	—

Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	100,000%	80,000%	—	80,000%	—

Grifols Therapeutics, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100,000%	—	100,000%	—	100,000%

Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procuring human plasma.	—	100,000%	—	100,000%	—	100,000%

GRI-CEI, S/A Produtos para transfusao (merged with Grifols Brasil, Lda. in 2016)	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	2012	Industrial	Production of bags for the extraction, separation, conservation and transfusion of blood components.	—	—	60,000%	—	60,000%	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100,000%	—	100,000%	—	100,000%	—

Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	89,250%	56,150%	—	56,150%	—

Proteomika, S.L.U (merged with Progenika Biopharma, S.A. in 2015)	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	—	—	—	—	56,150%

Progenika Latina, S.A. de CV	Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	89,250%	—	56,150%	—	56,150%

Progenika Inc.	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States	2013	Industrial	Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general.	—	89,250%	—	56,150%	—	56,150%

Brainco Biopharma, S.L. (merged with Progenika Biopharma, S.A in 2016)	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development of products for the treatment and diagnosis of psychiatric illnesses	—	—	—	28,423%	—	28,423%

Abyntek Biopharma, S.L.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Research, development and transfer of biotechnological products and processes, as well as the commercialiation of products and services related to the biosciences.	—	80,370%	—	45,129%	—	43,763%

Asociación I+D Progenika	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	89,250%	—	55,336%	—	56,150%

Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	100,000%	—	100,000%	—	100,000%	—

Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100,000%	—	100,000%	—	100,000%

Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100,000%	—	100,000%	—	100,000%	—

Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99,999%	0,001%	99,999%	0,001%	99,999%	0,001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0,010%	99,990%	0,010%	99,990%	0,010%	99,990%

Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99,000%	—	99,000%	—	99,000%	—

Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) Estados Unidos	1990	Commercial	Distribution and marketing of company products.	—	100,000%	—	100,000%	—	100,000%

Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95,010%	4,990%	95,010%	4,990%	95,010%	4,990%

Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100,000%	—	100,000%	—	100,000%	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48,000%	—	48,000%	—	48,000%

Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30,000%	—	30,000%	—	30,000%

Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99,998%	0,002%	99,998%	0,002%	—	100,000%

Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100,000%	—	100,000%	—	100,000%	—

Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100,000%	—	100,000%	—	100,000%	—

Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100,000%	—	100,000%	—	100,000%	—

Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99,990%	0,010%	99,990%	0,010%	99,990%	0,010%

Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100,000%	—	100,000%	—	100,000%	—

Logística Grifols, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99,990%	0,010%	99,990%	0,010%	99,990%	0,010%

Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1970	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99,980%	0,020%	99,980%	0,020%	99,980%	0,020%

Medion Diagnostics GmbH	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	100,000%	—	80,000%	—	80,000%

Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100,000%	—	100,000%	—	100,000%	—

Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99,000%	1,000%	99,000%	1,000%	99,000%	1,000%

Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100,000%	—	100,000%	—	100,000%	—

Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	—	100,000%	—	100,000%	—	100,000%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100,000%	—	100,000%	—	100,000%	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devicesand diagnostic instruments.	100,000%	—	100,000%	—	100,000%	—

Grifols (H.K.), Limited	Units 1505-7 Bershire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100,000%	—	100,000%	—	100,000%

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100,000%	—	100,000%	—	100,000%	—

Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99,990%	0,010%	99,990%	0,010%	99,990%	0,010%

Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100,000%	—	—	—	—	—

Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99,900%	0,100%	99,900%	0,100%	99,900%	0,100%

Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100,000%	—	100,000%	—	100,000%

Arrahona Optimus, S.L. (merged with Grifols, S.A. in 2015)	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2008	Services	Development and construction of offices and business premises.	—	—	—	—	99,995%	0,005%

Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100,000%	—	100,000%	—	100,000%	—

Gripdan Invest, S.L	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Manufacturing buildings for rent	100,000%	—	100,000%	—	—	—

Gri-Cel, S.A.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0,001%	99,999%	0,001%	99,999%	0,001%	99,999%

Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	—	73,220%	—	70,830%	—	66,150%

VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	81,340%	—	68,010%	—	—

Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Research and experimental development on biotechnology	—	100,000%	—	—	—	—

PBS Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States	2016	Services	Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code)	—	100,000%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2016, 2015 and 2014

		Acquisition /			31/12/2016		31/12/2015		31/12/2014
		Incorporation			% shares		% shares		% shares
Name	Registered Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Nanotherapix, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2010	Research	Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.	—	—	—	51,000%	—	51,000%

VCN Biosciences, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	—	—	—	—	49,450%

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	35,130%	35,000%	—	35,000%	—

TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	16,130%	—	19,280%	—	21,300%

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	8,420%	—	8,420%	—	9,350%

Kiro Grifols S.L (formerly Kiro Robotics S.L)	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	50,000%	—	50,000%	—	50,000%	—

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	47,580%	—	47,580%	—	—

Albajuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	30,000%	—	—	—	—

Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	49,190%	—	—	—	—

Bio Blood Components Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	48,972%	—	—	—	—

Plasma Biological Services, LLC	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	48,900%	—	—	—	—

Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	20,000%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2016, 2015 and 2014

(Expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostic			Raw materials & others			Consolidated
	2016	2015	2014*	2016	2015	2014*	2016	2015	2014*	2016	2015	2014*	2016	2015	2014*
Revenues from external customers	3.228.275	3.032.111	2.513.510	98.583	96.245	94.800	663.983	691.452	620.022	58.989	114.755	127.052	4.049.830	3.934.563	3.355.384

Total operating income	3.228.275	3.032.111	2.513.510	98.583	96.245	94.800	663.983	691.452	620.022	58.989	114.755	127.052	4.049.830	3.934.563	3.355.384

Profit/(Loss) for the segment	948.598	907.847	835.171	(10.149)	(4.299)	(4.256)	84.984	84.147	86.258	55.764	88.408	106.446	1.079.197	1.076.103	1.023.619
Unallocated expenses													(139.789)	(105.734)	(165.930)
Operating profit													939.408	970.369	857.689
Finance result													(233.589)	(271.839)	(261.427)

Share of profit/(loss) of equity accounted investee	(9.396)	—	—	(5.611)	—	—		—	—	21.940	(8.280)	(6.582)	6.933	(8.280)	(6.582)
Income tax expense													(168.209)	(158.809)	(122.597)
Profit for the year after tax													544.543	531.441	467.083

Segment assets	6.512.958	6.074.971	5.013.457	86.590	91.877	94.971	1.909.447	1.794.389	1.628.232	8.378	1.321	794	8.517.373	7.962.558	6.737.454
Equity accounted investments	104.996	—	—	13.888	—	—	43.330	—	—	39.132	76.728	54.296	201.346	76.728	54.296
Unallocated assets													1.411.053	1.562.429	1.657.999
Total assets													10.129.772	9.601.715	8.449.749
Segment liabilities	411.604	387.086	256.710	8.415	3.159	9.429	186.389	192.730	233.165	—	—	—	606.408	582.975	499.304
Unallocated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	5.795.386	5.717.351	5.287.557
Total liabilities													6.401.794	6.300.326	5.786.861

Other information:
Amortisation and depreciation allocated	152.821	137.870	95.725	5.915	5.710	5.273	32.180	31.875	24.768	3.445	6.946	45.002	194.361	182.401	170.768
Amortisation and depreciation unallocated	—	—	—	—	—	—	—	—	—	—	—	—	7.508	7.355	18.704

Expenses that do not requirecash payments allocated	16.219	627	4.053	306	108	(74)	(2.001)	4.630	(3.578)	(32.534)	—	—	(18.010)	5.365	401

Expenses that do not require cash payments unallocated	—	—	—	—	—	—	—	—	—	—	—	—	4.608	4.794	(6.215)
Additions for the year of property, plant & equipment and intangible assets allocated	197.741	421.020	188.698	9.193	7.972	14.241	89.760	68.740	46.272	13.397	—	—	310.091	497.732	249.211
Additions for the year of property, plant & equipment and intangible assets unallocated	—	—	—	—	—	—	—	—	—	—	—	—	12.011	79.082	42.981

*As a result of the acquisitions made and the related changes in the organizational structure due to the integration process, the Group reviewed the allocation of costs to the between segments, which lead to an increase of the portion of allocated costs. The comparative figures for the year 2014 were restated accordingly, resulting on a reduction of the portion of unallocated costs compared to the previous presentation of Euro 154 million. As a result of changes to systems, the segment information relating to 2014 is comparable to the 2016 and 2015 segment figures included in these consolidated financial statements.

This appendix forms an integral part of note 6 to the consolidated financial statements

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2016, 2015 and 2014

(Expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Subtotal			Raw material & others		Consolidated
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014

Net Revenue	217.497	207.641	214.558	422.752	455.276	448.244	2.663.197	2.505.791	2.042.700	687.395	651.100	522.830	3.990.841	3.819.808	3.228.332	58.989	114.755	127.052	4.049.830	3.934.563	3.355.384

Assets by geographical area	847.467	719.557	689.220	2.466.922	2.406.847	1.888.235	6.527.415	6.175.558	5.542.660	279.590	298.432	328.840	10.121.394	9.600.394	8.448.955	8.378	1.321	794	10.129.772	9.601.715	8.449.749

Other information:
Additions for the year of property, plant & equipment and intangible assets	73.365	113.652	53.223	39.603	51.943	69.366	190.358	400.065	160.195	18.776	11.154	9.408	322.102	576.814	292.192	—	—	—	322.102	576.814	292.192

This appendix forms an integral part of note 6 to the consolidated financial statements

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2016

(Expressed in thousands of Euros)

	Balances at				Translation	Balances at
	31/12/2015	Additions	Transfers	Disposals	differences	31/12/2016
Development costs	112.688	29.126	—	(79)	958	142.693

Concessions, patents, licenses brands & similar	59.249	—	—	—	1.222	60.471

Computer software	144.976	18.919	1.460	(420)	3.688	168.623

Currently marketed products	1.126.024	—	—	—	36.180	1.162.204

Other intangible assets	134.068	10.469	—	(651)	4.796	148.682

Total cost of intangible assets	1.577.005	58.514	1.460	(1.150)	46.844	1.682.673

Accum. amort. of development costs	(67.551)	(4.473)	—	—	(49)	(72.073)

Accum. amort of concessions, patents, licenses, brands & similar	(23.957)	(806)	—	—	(231)	(24.994)

Accum. amort. of computer software	(83.197)	(15.136)	(99)	419	(1.914)	(99.927)

Accum. amort. of currently marketed products	(175.135)	(38.441)	—	—	(7.412)	(220.988)

Accum. amort. of other intangible assets	(65.627)	(2.117)	—	544	(2.189)	(69.389)

Total accum. amort intangible assets	(415.467)	(60.973)	(99)	963	(11.795)	(487.371)

Impairment of other intangible assets	34	—	—	(34)	—	—

Carrying amount of intangible assets	1.161.572	(2.459)	1.361	(221)	35.049	1.195.302

This appendix forms an integral part of note 8 to the consolidated annual financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2015

(Expressed in thousands of Euros)

	Balances at				Translation	Balances at
	31/12/2014	Additions	Transfers	Disposals	differences	31/12/2015
Development costs	108.029	5.066	2	(626)	217	112.688
Concessions, patents, licenses brands & similar	55.994	12	—	(1.258)	4.501	59.249
Computer software	116.992	20.285	371	(1.167)	8.495	144.976
Currently marketed products	1.012.178	—	—	—	113.846	1.126.024
Other intangible assets	103.797	19.070	—	(943)	12.144	134.068
Total cost of intangible assets	1.396.990	44.433	373	(3.994)	139.203	1.577.005
Accum. amort. of development costs	(62.767)	(5.120)	—	484	(148)	(67.551)
Accum. amort of concessions, patents, licenses, brands & similar	(23.144)	(924)	—	1.099	(988)	(23.957)
Accum. amort. of computer software	(68.303)	(11.864)	137	991	(4.158)	(83.197)
Accum. amort. of currently marketed products	(122.416)	(38.076)	—	—	(14.643)	(175.135)
Accum. amort. of other intangible assets	(52.016)	(7.561)	—	—	(6.050)	(65.627)
Total accum. amort intangible assets	(328.646)	(63.545)	137	2.574	(25.987)	(415.467)
Impairment of other intangible assets	17	17	—	—	—	34

Carrying amount of intangible assets	1.068.361	(19.095)	510	(1.420)	113.216	1.161.572

This appendix forms an integral part of note 8 to the consolidated financial statements

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2016

(Expressed in thousands of Euros)

	Balances at				Translation	Balances at
	31/12/2015	Additions	Transfers	Disposals	differences	31/12/2016
Cost:
Land and buildings	613.476	12.993	44.060	(780)	18.107	687.856
Plant and machinery	1.431.030	87.536	116.724	(19.515)	40.062	1.655.837
Under construction	263.610	163.059	(162.292)	—	10.626	275.003
	2.308.116	263.588	(1.508)	(20.295)	68.795	2.618.696

Accumulated depreciation:
Buildings	(44.057)	(13.777)	(2)	178	(1.718)	(59.376)

Plant and machinery	(616.369)	(127.119)	149	13.605	(16.534)	(746.268)
	(660.426)	(140.896)	147	13.783	(18.252)	(805.644)
Impairment of other property, plant and equipment	(3.288)	147	—	—	(59)	(3.200)
Carrying amount	1.644.402	122.839	(1.361)	(6.512)	50.484	1.809.852

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2015

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2014	Additions	combination	Transfers	Disposals	differences	31/12/2015
Cost:
Land and buildings	305.268	228.802	—	55.604	(12.279)	36.081	613.476
Plant and machinery	1.150.832	146.228	23	65.308	(19.918)	88.557	1.431.030
Under construction	208.534	157.352	—	(121.669)	(100)	19.493	263.610
	1.664.634	532.382	23	(757)	(32.297)	144.131	2.308.116

Accumulated depreciation:
Buildings	(31.096)	(10.477)	—	—	316	(2.800)	(44.057)

Plant and machinery	(482.610)	(115.733)	(7)	247	12.373	(30.639)	(616.369)
	(513.706)	(126.210)	(7)	247	12.689	(33.439)	(660.426)
Impairment of other property, plant and equipment	(3.146)	(90)	—	—	—	(52)	(3.288)
Carrying amount	1.147.782	406.082	16	(510)	(19.608)	110.640	1.644.402
			(note 3 (a))

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Liquidity for Distribution of Interim Dividend 2016

(Expressed in thousands of Euros)

Thousands of Euros
Forecast profits distributable for 2016:
Projected profits net of taxes until 31/12/2016	319.133
Less, charge required to legal reserve	—
Estimated profits distributable for 2016	319.133

Interim dividend distributed	122.908

Forecast cash for the period 07 December 2016 to 07 December 2017:
Cash balances at 07 December 2016	5.521
Projected amounts collected	497.058
Projected payments, including interim dividend	471.686
Projected cash balances at 07 December 2017	30.893

This appendix forms an integral part of note 15 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Liquidity for Distribution of Interim Dividend 2015

(Expressed in thousands of Euros)

Thousands of Euros
Forecast profits distributable for 2015:
Projected profits net of taxes until 31/12/2015	250.687
Less, charge required to legal reserve	—
Estimated profits distributable for 2015	250.687

Interim dividend distributed	119.615

Forecast cash for the period 23 October 2015 to 23 October 2016:
Cash balances at 23 October 2015	5.748
Projected amounts collected	418.467
Projected payments, including interim dividend	368.821
Projected cash balances at 23 October 2016	55.394

This appendix forms an integral part of note 15 to the consolidated financial statements.

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 December 2016

			Guarantor	Non- Guarantor	Consolidating
Assets	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/16
	(expressed in thousands of euros)
Non-current assets

Goodwill	—	—	1.278.534	24.150	2.341.311	3.643.995
Other intangible assets	10.357	14.502	1.025.063	117.348	28.032	1.195.302
Property, plant and equipment	88.574	78.669	1.385.961	239.651	16.997	1.809.852
Investments in Subsidiaries	1.742.502	274.858	4.051.633	137.637	(6.206.630)	—
Advances and notes between parent and subsidiaries	23.643	3.610.662	964.475	90.355	(4.689.135)	—
Investments in equity- accounted investees	—	—	—	—	201.345	201.345
Non-current financial assets
Non-current financial assets measured at fair value	—	31.658	—	27.206	—	58.864
Non-current financial assets not measured at fair value	1.600	25.003	1.139	3.605	(666)	30.681
Deferred tax assets	—	2.289	—	—	64.930	67.219
Total non-current assets	1.866.676	4.037.641	8.706.805	639.952	(8.243.816)	7.007.258

Current assets
Inventories	4.553	1.407.971	181.744	216.911	(168.248)	1.642.931
Trade and other receivables
Trade receivables	15.520	328.648	1.186.240	444.881	(1.561.633)	413.656
Other receivables	7.035	2.641	8.485	29.028	(4.890)	42.299
Current income tax assets	55.925	3.049	16.966	1.773	—	77.713
Trade and other receivables	78.480	334.338	1.211.691	475.682	(1.566.523)	533.668

Other current financial assets	43.779	28.108	7.739	32.839	(109.883)	2.582
Other current assets	6.345	3.238	32.821	5.920	—	48.324
Cash and cash equivalents	12.703	760.416	33.943	87.947	—	895.009
Total current assets	145.860	2.534.071	1.467.938	819.299	(1.844.654)	3.122.514

Total assets	2.012.536	6.571.712	10.174.743	1.459.251	(10.088.470)	10.129.772

This appendix forms an integral part of note 33 to the consolidated financial statements

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 December 2016

			Guarantor	Non- Guarantor	Consolidating
Equity and liabilities	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/16
	(expressed in thousands of euros)
Equity
Share capital	119.604	—	14.224	134.276	(148.500)	119.604
Share premium	910.728	77.081	1.807.005	334.781	(2.218.867)	910.728
Reserves	274.819	8.235	1.740.415	246.758	(575.982)	1.694.245
Treasury stock	(68.710)	—	—	(378)	378	(68.710)
Interim Dividend	(122.908)	(224.444)	—	—	224.444	(122.908)
Other stockholders’ contribution	—	494	4.135	1.057	(5.686)	—
Profit for the year attributable to the Parent	321.548	182.348	344.874	123.351	(426.665)	545.456
Total share capital and accumulated results	1.435.081	43.714	3.910.653	839.845	(3.150.878)	3.078.415
Available for sale financial assets	—	(296)	—	11.694	(16.617)	(5.219)
Cash flow hedges	—	(1.661)	449	—	1.212	—
Other	—	—	—	(642)	—	(642)
Translation differences	—	63.694	1.018.633	47.631	(481.031)	648.927
Other comprehensive income	—	61.737	1.019.082	58.683	(496.436)	643.066
Equity attributable to the Parent	1.435.081	105.451	4.929.735	898.528	(3.647.314)	3.721.481
Non-controlling interests	—	—	—	—	6.497	6.497
Total equity	1.435.081	105.451	4.929.735	898.528	(3.640.817)	3.727.978

Liabilities
Grants	179	—	8.465	4.848	(1.296)	12.196
Provisions	—	—	441	4.677	—	5.118
Non-current financial liabilities	21.829	4.132.201	712.667	21.906	(176.532)	4.712.071
Advances and notes between parent and subsidiaries	456.552	1.926.431	2.720.100	(411.866)	(4.691.217)	—
Deferred tax liabilities	4.002	—	493.242	2.237	101.165	600.646
Total non-current liabilities	482.562	6.058.632	3.934.915	(378.198)	(4.767.880)	5.330.031

Current liabilities
Provisions	—	—	80.140	13.352	(3.904)	89.588
Current financial liabilities	7.259	97.662	98.270	28.419	(1.545)	230.065
Advances and notes between parent and subsidiaries	22.241	3.611	43.319	39.222	(108.393)	—
Trade and other payables
Suppliers	31.048	299.465	905.589	786.055	(1.561.084)	461.073
Other payables	21.142	5.459	103.034	13.259	—	142.894
Current income tax liabilities	3.255	—	—	4.702	—	7.957
Total trade and other payables	55.445	304.924	1.008.623	804.016	(1.561.084)	611.924
Other current liabilities	9.948	1.432	79.741	53.912	(4.847)	140.186
Total current liabilities	94.893	407.629	1.310.093	938.921	(1.679.773)	1.071.763
Total liabilities	577.455	6.466.261	5.245.008	560.723	(6.447.653)	6.401.794

Total equity and liabilities	2.012.536	6.571.712	10.174.743	1.459.251	(10.088.470)	10.129.772

This appendix forms an integral part of note 33 to the consolidated financial statements

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 December 2015

			Guarantor	Non- Guarantor	Consolidating
Assets	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/15
	(expressed in thousands of euros)
Non-current assets

Goodwill	—	—	1.237.901	24.134	2.270.324	3.532.359
Other intangible assets	11.085	69.773	1.011.007	39.391	30.316	1.161.572
Property, plant and equipment	83.612	65.552	1.277.288	201.351	16.599	1.644.402
Investments in Subsidiaries	1.686.413	65.977	3.788.746	45.517	(5.586.653)	—
Advances and notes between parent and subsidiaries	473.878	3.297.709	1.126.575	192.885	(5.066.047)	25.000
Investments in equity- accounted investees	—	—	—	—	76.728	76.728
Non-current financial assets	1.595	113	1.130	3.215	(665)	5.388
Deferred tax assets	8.058	—	33.275	35.456	(9.995)	66.794
Total non-current assets	2.264.641	3.499.124	8.475.922	541.949	(8.269.393)	6.512.243

Current assets
Inventories	4.195	1.113.103	223.284	238.347	(147.538)	1.431.391
Trade and other receivables
Trade receivables	46.014	595.321	924.864	669.317	(1.873.110)	362.406
Other receivables	9.791	2.295	17.480	41.470	(10.516)	60.520
Current income tax assets	18.032	103	40.422	1.909	(196)	60.270
Trade and other receivables	73.837	597.719	982.766	712.696	(1.883.822)	483.196

Advances and notes between parent and subsidiaries	32.165	17.186	8.401	26.932	(83.930)	754
Other current financial assets	88	—	—	452	—	540
Other current assets	5.131	3.017	16.724	17.895	(11.676)	31.091
Cash and cash equivalents	3.099	996.103	56.840	86.458	—	1.142.500
Total current assets	118.515	2.727.128	1.288.015	1.082.780	(2.126.966)	3.089.472

Total assets	2.383.156	6.226.252	9.763.937	1.624.729	(10.396.359)	9.601.715

This appendix forms an integral part of note 33 to the consolidated financial statements

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 December 2015

			Guarantor	Non- Guarantor	Consolidating
Equity and liabilities	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	31/12/15
	(expressed in thousands of euros)
Equity
Share capital	119.604	—	14.224	117.421	(131.645)	119.604
Share premium	910.728	56.505	1.793.469	144.018	(1.993.992)	910.728
Reserves	238.403	27.361	1.554.925	107.258	(556.886)	1.371.061
Treasury stock	(58.575)	—	—	(378)	378	(58.575)
Interim Dividend	(119.615)	(263.312)	—	—	263.312	(119.615)
Other stockholders’ contribution	—	—	1.811	476	(2.287)	—
Profit for the year attributable to the Parent	241.510	258.644	242.886	133.067	(343.962)	532.145
Total share capital and accumulated results	1.332.055	79.198	3.607.315	501.862	(2.765.082)	2.755.348
Cash flow hedges	—	5.068	449	—	(2.188)	3.329
Other comprehensive income	3.399	—	—	(364)	—	3.035
Translation differences	—	58.212	867.802	19.893	(411.416)	534.491
Other	3.399	63.280	868.251	19.529	(413.604)	540.855
Equity attributable to the Parent	1.335.454	142.478	4.475.566	521.391	(3.178.686)	3.296.203
Non-controlling interests	—	—	—	—	5.187	5.187
Total equity	1.335.454	142.478	4.475.566	521.391	(3.173.499)	3.301.390

Liabilities
Grants	193	—	8.944	5.412	(1.429)	13.120
Provisions	—	—	635	4.345	—	4.980
Non-current financial liabilities	24.393	4.070.759	696.988	18.553	(213.039)	4.597.654
Advances and notes between parent and subsidiaries	887.717	1.347.204	2.932.632	(97.628)	(5.069.925)	—
Deferred tax liabilities	8.635	6.153	543.235	24.497	49.045	631.565
Total non-current liabilities	920.938	5.424.116	4.182.434	(44.821)	(5.235.348)	5.247.319

Current liabilities
Provisions	—	—	117.782	14.952	(9.685)	123.049
Current financial liabilities	31.568	94.830	100.205	35.911	(17)	262.497
Advances and notes between parent and subsidiaries	17.090	3.493	30.454	32.623	(83.660)	—
Debts with associates	443	—	—	—	—	443

Trade and other payables
Suppliers	47.143	551.530	710.734	986.325	(1.885.746)	409.986
Other payables	20.639	3.444	70.641	11.447	—	106.171
Current income tax liabilities	—	5.473	—	8.611	2.112	16.196
Total trade and other payables	67.782	560.447	781.375	1.006.383	(1.883.634)	532.353
Other current liabilities	9.881	888	76.121	58.290	(10.516)	134.664
Total current liabilities	126.764	659.658	1.105.937	1.148.159	(1.987.512)	1.053.006
Total liabilities	1.047.702	6.083.774	5.288.371	1.103.338	(7.222.860)	6.300.325

Total equity and liabilities	2.383.156	6.226.252	9.763.937	1.624.729	(10.396.359)	9.601.715

This appendix forms an integral part of note 33 to the consolidated financial statements

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2016

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Continuing Operations
Net revenue	109.269	2.689.645	3.087.587	4.197.780	(6.034.451)	4.049.830
Cost of sales	(36.700)	(2.016.998)	(2.146.401)	(3.432.157)	5.494.717	(2.137.539)
Gross Profit	72.569	672.647	941.186	765.623	(539.734)	1.912.291
Research and Development	(8.167)	(120.291)	(96.134)	(49.509)	76.484	(197.617)
Sales, General and Administration expenses	(130.746)	(282.175)	(282.015)	(519.563)	439.233	(775.266)
Operating Expenses	(138.913)	(402.466)	(378.149)	(569.072)	515.717	(972.883)
Operating Results	(66.344)	270.181	563.037	196.551	(24.017)	939.408
Finance income	20.343	191.248	59.844	12.974	(274.475)	9.934
Finance expenses	(42.885)	(253.537)	(159.836)	(23.769)	235.198	(244.829)
Change in fair value of financial instruments	—	7.129	—	—	(14.739)	(7.610)
Impairment and gains /(losses) on disposal of financial	(2.142)	(16.199)	14.329	3.526	486	—
Exchange losses	180	3.244	(544)	3.914	2.122	8.916
Dividends	388.706	—	—	314	(389.020)	—
Finance result	364.202	(68.115)	(86.207)	(3.041)	(440.428)	(233.589)
Share of losses of equity accounted investees	—	—	—	—	6.933	6.933
Profit before income tax from continuing operations	297.858	202.066	476.830	193.510	(457.512)	712.752
Income tax expense	23.691	(19.718)	(131.956)	(70.159)	29.933	(168.209)
Profit after income tax from continuing operations	321.549	182.348	344.874	123.351	(427.579)	544.543
Consolidated profit for the period	321.549	182.348	344.874	123.351	(427.579)	544.543
Profit attributable to the Parent	321.549	182.348	344.874	123.351	(426.666)	545.456
Loss attributable to non-controlling interest	—	—	—	—	(913)	(913)

This appendix forms an integral part of note 33 to the consolidated financial statements

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2015

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Continuing Operations
Net revenue	102.942	2.580.371	2.927.826	3.889.952	(5.566.528)	3.934.563
Cost of sales	(25.833)	(1.870.731)	(2.035.195)	(3.152.501)	5.080.695	(2.003.565)
Gross Profit	77.109	709.640	892.631	737.451	(485.833)	1.930.998
Research and Development	(7.479)	(125.614)	(142.601)	(39.446)	90.947	(224.193)
Sales, General and Administration expenses	(123.032)	(248.568)	(276.880)	(506.443)	418.488	(736.435)
Operating Expenses	(130.511)	(374.182)	(419.481)	(545.889)	509.435	(960.628)
Operating Results	(53.402)	335.458	473.150	191.562	23.602	970.370
Finance income	16.310	174.353	55.550	9.713	(250.085)	5.841
Finance expenses	(44.242)	(203.935)	(177.033)	(24.842)	209.717	(240.335)
Change in fair value of financial instruments	—	3.925	—	—	(29.131)	(25.206)
Impairment and gains /(losses) on disposal of financial	70	823	(3.645)	(225)	2.977	—
Exchange losses	(18.403)	(15.189)	19.957	1.353	142	(12.140)
Dividends	313.092	—	—	110	(313.202)	—
Finance result	266.827	(40.023)	(105.171)	(13.891)	(379.582)	(271.840)
Share of losses of equity accounted investees	—	—	—	—	(8.280)	(8.280)
Profit before income tax from continuing operations	213.425	295.435	367.979	177.671	(364.260)	690.250
Income tax expense	28.085	(36.791)	(125.093)	(44.604)	19.594	(158.809)
Profit after income tax from continuing operations	241.510	258.644	242.886	133.067	(344.666)	531.441
Consolidated profit for the period	241.510	258.644	242.886	133.067	(344.666)	531.441
Profit attributable to the Parent	241.509	258.644	242.886	133.068	(343.962)	532.145
Loss attributable to non-controlling interest	—	—	—	—	(704)	(704)

This appendix forms an integral part of note 33 to the consolidated financial statements

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Profit or Loss

for the year ended 31 December 2014

(Expressed in thousands of Euros)

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Continuing Operations
Net revenue	90.616	2.096.938	2.940.867	3.119.906	(4.892.943)	3.355.384
Cost of sales	(6.986)	(1.352.604)	(2.061.558)	(2.501.496)	4.266.474	(1.656.170)
Gross Profit	83.630	744.334	879.309	618.410	(626.469)	1.699.214
Research and Development	(6.384)	(99.519)	(147.414)	(36.118)	108.682	(180.753)
Sales, General and Administration expenses	(122.008)	(244.353)	(297.702)	(450.218)	453.509	(660.772)
Operating Expenses	(128.392)	(343.872)	(445.116)	(486.336)	562.191	(841.525)
Operating Results	(44.762)	400.462	434.193	132.074	(64.278)	857.689
Finance income	13.356	131.455	4.560	1.951	(148.253)	3.069
Finance expenses	(54.151)	(140.897)	(386.758)	(16.141)	372.912	(225.035)
Change in fair value of financial instruments	2.250	(13.476)	(18.608)	0	8.850	(20.984)
Impairment and gains /(losses) on disposal of financial	3.555	(16.393)	(4.961)	(1.444)	19.238	(5)
Exchange losses	(16.982)	(27.209)	18.774	2.137	4.808	(18.472)
Dividends	271.685	0	0	12	(271.697)	0
Finance result	219.713	(66.520)	(386.993)	(13.485)	(14.142)	(261.427)
Share of losses of equity accounted investees	0	0	0	0	(6.582)	(6.582)
Profit before income tax from continuing operations	174.951	333.942	47.200	118.589	(85.002)	589.680
Income tax expense	27.709	(44.246)	(6.545)	(30.231)	(69.284)	(122.597)
Profit after income tax from continuing operations	202.660	289.696	40.655	88.358	(154.286)	467.083
Consolidated profit for the period	202.660	289.696	40.655	88.358	(154.286)	467.083
Profit attributable to the Parent	202.660	289.696	40.655	88.358	(151.116)	470.253
Loss attributable to non-controlling interest	0	0	0	0	(3.170)	(3.170)

This appendix forms an integral part of note 33 to the consolidated financial statements

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the year ended 31 December 2016

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)

Cash flows from operating activities
Profit before tax	297.858	202.066	476.830	193.510	(457.512)	712.752
Adjustments for:	(351.874)	58.640	200.160	45.459	439.602	391.986
Amortisation and depreciation	12.295	3.287	146.301	37.775	2.211	201.869
Other adjustments:	(364.169)	55.353	53.859	7.684	437.391	190.117
(Profit)/ losses on equity accounted investments	—	—	—	—	(6.933)	(6.933)
Impairment of assets and net provision charges	2.176	17.388	(46.263)	(8.400)	12.020	(23.079)
(Profit) / losses on disposal of fixed assets	1	5	(4.097)	1.104	—	(2.987)
Government grants taken to income	(14)	—	(662)	(1.138)	133	(1.681)
Finance cost / (income)	(366.332)	68.844	102.081	690	430.751	236.034
Other adjustments	—	(30.884)	2.800	15.428	1.420	(11.237)
Changes in operating assets and liabilities	15.333	(240.953)	(10.216)	52.711	18.806	(164.319)
Change in inventories	(359)	(258.331)	47.331	22.407	15.949	(173.003)
Change in trade and other receivables	34.188	284.536	(222.734)	239.518	(360.688)	(25.180)
Change in current financial assets and other current assets	(1.214)	(122)	(1.683)	12.084	(11.675)	(2.610)
Change in current trade and other payables	(17.282)	(267.036)	166.870	(221.298)	375.220	36.474
Other cash flows from operating activities	354.993	(84.532)	(209.178)	(68.408)	(380.016)	(387.141)
Interest paid	(42.522)	(251.804)	(178.362)	(20.957)	313.148	(180.497)
Interest recovered	21.717	201.072	68.085	21.955	(304.144)	8.685
Dividends received	388.706	—	—	314	(389.020)	—
Income tax (paid) / received	(12.908)	(33.800)	(98.901)	(69.720)	—	(215.329)
Net cash from operating activities	316.310	(64.779)	457.596	223.272	(379.120)	553.278

Cash flows from investing activities
Payments for investments	(94.799)	(266.325)	(251.340)	(245.868)	349.254	(509.078)
Group companies and business units	(78.528)	(232.437)	(64.945)	(99.807)	272.990	(202.727)
Property, plant and equipment and intangible assets	(16.266)	(21.094)	(186.420)	(145.174)	76.264	(292.690)
Property, plant and equipment	(11.916)	(9.895)	(168.463)	(73.887)	14.745	(249.416)
Intangible assets	(4.350)	(11.199)	(17.957)	(71.287)	61.519	(43.274)
Other financial assets	(5)	(12.794)	25	(887)	—	(13.661)
Proceeds from the sale of investments	107	63.960	1.418	13.204	(76.263)	2.426
Property, plant and equipment	107	63.960	1.418	13.204	(76.263)	2.426
Net cash used in investing activities	(94.692)	(202.365)	(249.922)	(232.664)	272.991	(506.652)

Cash flows from financing activities
Proceeds from and payments for equity instruments	(11.766)	20.576	13.535	241.194	(275.305)	(11.766)
Issue	—	20.576	13.535	241.194	(275.305)	—
Acquisition of Owns Shares	(12.686)	—	—	—	—	(12.686)
Disposal of Own Shares	920	—	—	—	—	920
Proceeds from and payments for financial liability instruments	15.903	217.420	(105.355)	(200.845)	(7.272)	(80.149)
Issue	2.250	(417)	80.250	(570)	—	81.513
Redemption and repayment	(4.937)	(68.009)	(81.362)	(7.354)	—	(161.662)
Debts with group companies	18.590	285.846	(104.243)	(192.921)	(7.272)	—
Dividends and interest on other equity instruments	(216.151)	(241.044)	(125.198)	(22.465)	388.706	(216.151)
Dividends paid	(216.151)	(241.044)	(125.198)	(22.465)	388.706	(216.151)
Other cash flows from / (used in) financing activities	—	—	(15.412)	(6.080)	—	(21.492)
Other amounts received from / (used in) financing activities	—	—	(15.412)	(6.080)	—	(21.492)
Net cash from / (used in) financing activities	(212.014)	(3.048)	(232.430)	11.804	106.129	(329.558)
Effect of exchange rate fluctuations on cash	—	34.505	1.859	(923)	—	35.441
Net increase / (decrease) in cash and cash equivalents	9.604	(235.687)	(22.897)	1.489	—	(247.491)
Cash and cash equivalents at beginning of the period	3.099	996.103	56.840	86.458	—	1.142.500
Cash and cash equivalents at end of period	12.703	760.416	33.943	87.947	—	895.009

This appendix forms an integral part of note 33 to the consolidated financial statements

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the year ended 31 December 2015

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)

Cash flows from operating activities
Profit before tax	213.425	295.435	367.979	177.671	(364.260)	690.250
Adjustments for:	(273.323)	(73.936)	363.967	45.991	397.865	460.564
Amortisation and depreciation	10.198	8.443	132.491	36.170	2.453	189.755
Other adjustments:	(283.521)	(82.379)	231.476	9.821	395.412	270.809
(Profit)/ losses on equity accounted investments	—	—	—	—	8.280	8.280
Impairment of assets and net provision charges	(86)	(17.886)	3.453	(1.522)	15.477	(564)
(Profit) / losses on disposal of fixed assets	355	6	5.183	1.177	—	6.721
Government grants taken to income	(14)	—	(682)	(1.291)	133	(1.854)
Finance cost / (income)	(283.776)	24.412	122.663	10.188	382.642	256.129
Other adjustments	—	(88.911)	100.859	1.269	(11.120)	2.097
Changes in operating assets and liabilities	(4.306)	(105.499)	(71.805)	101.161	3.391	(77.058)
Change in inventories	(470)	(204.639)	160.018	(42.168)	(33.382)	(120.641)
Change in trade and other receivables	(17.531)	(272.428)	(8.035)	(96.631)	539.030	144.405
Change in current financial assets and other current assets	(125)	(1.941)	(1.456)	(13.718)	11.675	(5.565)
Change in current trade and other payables	13.820	373.509	(222.332)	253.678	(513.932)	(95.257)
Other cash flows from operating activities	294.917	(87.327)	(195.094)	(29.795)	(313.679)	(330.978)
Interest paid	(45.155)	(184.188)	(178.990)	(20.743)	257.696	(171.380)
Interest recovered	17.471	176.272	59.996	8.751	(258.174)	4.316
Dividends received	313.091	—	—	110	(313.201)	—
Income tax (paid) / received	9.510	(79.411)	(76.100)	(17.913)	—	(163.914)
Net cash from operating activities	230.713	28.673	465.047	295.028	(276.683)	742.778

Cash flows from investing activities
Payments for investments	(75.088)	(109.096)	(460.796)	(64.947)	62.510	(647.417)
Group companies and business units	(55.432)	(39.222)	(5.500)	25.950	15.595	(58.609)
Property, plant and equipment and intangible assets	(22.742)	(44.535)	(455.592)	(90.400)	46.249	(567.020)
Property, plant and equipment	(14.751)	(25.283)	(444.340)	(80.826)	42.613	(522.587)
Intangible assets	(7.991)	(19.252)	(11.252)	(9.574)	3.636	(44.433)
Other financial assets	3.086	(25.339)	296	(497)	666	(21.788)
Proceeds from the sale of investments	12.000	(1)	58.054	3.614	(59.360)	14.307
Property, plant and equipment	12.000	(1)	58.054	3.614	(59.360)	14.307
Net cash used in investing activities	(63.088)	(109.097)	(402.742)	(61.333)	3.150	(633.110)

Cash flows from financing activities
Proceeds from and payments for equity instruments	12.695	—	—	14.460	(14.460)	12.695
Issue	—	—	—	14.460	(14.460)	—
Acquisition of Owns Shares	(58.457)	—	—	—	—	(58.457)
Disposal of Own Shares	71.152	—	—	—	—	71.152
Proceeds from and payments for financial liability instruments	16.046	388.019	(109.505)	(240.509)	(25.098)	28.953
Issue	7.328	(507.513)	679.023	(152)	—	178.686
Redemption and repayment	(6.027)	(53.018)	(75.382)	(15.306)	—	(149.733)
Debts with group companies	14.745	948.550	(713.146)	(225.051)	(25.098)	—
Dividends and interest on other equity instruments	(216.772)	(290.942)	—	(22.149)	313.091	(216.772)
Dividends paid	(221.772)	(290.942)	—	(22.149)	313.091	(221.772)
Dividends received	5.000	—	—	—	—	5.000
Other cash flows from / (used in) financing activities	—	—	11.631	5.455	—	17.086
Other amounts received from / (used in) financing activities	—	—	11.631	5.455	—	17.086
Net cash from / (used in) financing activities	(188.031)	97.077	(97.874)	(242.743)	273.533	(158.038)
Effect of exchange rate fluctuations on cash	—	101.164	8.665	1.895	—	111.724
Net increase / (decrease) in cash and cash equivalents	(20.406)	117.817	(26.904)	(7.153)	—	63.354
Cash and cash equivalents at beginning of the period	23.505	878.286	83.744	93.611	—	1.079.146
Cash and cash equivalents at end of period	3.099	996.103	56.840	86.458	—	1.142.500

This appendix forms an integral part of note 33 to the consolidated financial statements

Appendix VI

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the year ended 31 December 2014

			Guarantor	Non- Guarantor	Consolidating
	Parent	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
	(expressed in thousands of euros)

Cash flows from operating activities
Profit before tax	174.951	333.942	47.200	118.589	(85.002)	589.680
Adjustments for:	(232.266)	584.434	58.790	71.768	18.507	501.233
Amortisation and depreciation	6.906	45.787	99.030	34.875	2.874	189.472
Other adjustments:	(239.172)	538.647	(40.240)	36.893	15.633	311.761
(Profit)/ losses on equity accounted investments	—	—	—	—	6.582	6.582
Exchange differences	—	—	—	—	—	—
Impairment of assets and net provision charges	(5.372)	16.393	(14.156)	13.436	(31.689)	(21.388)
(Profit) / losses on disposal of fixed assets	369	—	5.090	3.252	—	8.711
Government grants taken to income	—	—	(330)	(374)	—	(704)
Finance cost / (income)	(234.022)	61.849	345.060	8.952	52.115	233.954
Other adjustments	(147)	460.405	(375.904)	11.627	(11.375)	84.606
Changes in operating assets and liabilities	(18.982)	(944.760)	792.897	352.523	(86.397)	95.281
Change in inventories	(2.668)	(814.631)	576.212	59.477	84.587	(97.023)
Change in trade and other receivables	(19.271)	(290.887)	(165.812)	(179.159)	682.029	26.900
Change in current financial assets and other current assets	(2.044)	(965)	(2.344)	2.847	—	(2.506)
Change in current trade and other payables	5.001	161.723	384.841	469.358	(853.013)	167.910
Other cash flows from operating activities	244.668	17.995	(132.100)	(51.934)	(285.895)	(207.266)
Interest paid	(35.846)	(113.435)	(165.945)	(7.758)	147.460	(175.524)
Interest recovered	12.054	131.340	19.805	1.860	(161.658)	3.401
Dividends received	271.685	—	—	12	(271.697)	—
Income tax (paid) / received	(3.225)	90	14.040	(46.048)	—	(35.143)
Net cash from operating activities	168.371	(8.389)	766.787	490.946	(438.787)	978.928

Cash flows from investing activities
Payments for investments	(350.105)	(146.833)	(943.066)	(139.296)	43.773	(1.535.527)
Group companies and business units	(329.015)	(69.330)	(788.235)	(85.035)	36.663	(1.234.952)
Property, plant and equipment and intangible assets	(20.796)	(59.967)	(159.561)	(53.825)	7.110	(287.039)
Property, plant and equipment	(18.061)	(29.313)	(149.466)	(44.546)	5.492	(235.894)
Intangible assets	(2.735)	(30.654)	(10.095)	(9.279)	1.618	(51.145)
Other financial assets	(294)	(17.536)	4.730	(436)	—	(13.536)
Proceeds from the sale of investments	(1)	(1)	17.431	4.104	(7.110)	14.423
Property, plant and equipment	(1)	(1)	17.431	4.104	(7.110)	14.423
Associates	—	—	—	—	—	—
Other financial assets	—	—	—	—	—	—
Net cash used in investing activities	(350.106)	(146.834)	(925.635)	(135.192)	36.663	(1.521.104)

Cash flows from financing activities
Proceeds from and payments for equity instruments	(69.252)	—	—	34.851	(34.851)	(69.252)
Issue	—	—	—	34.851	(34.851)	—
Payments for treasury stock	(69.252)	—	—	—	—	(69.252)
Sales of treasury stock	—	—	—	—	—	—
Proceeds from and payments for financial liability instruments	320.008	1.345.643	(240.576)	(363.983)	165.247	1.226.339
Issue	1.112.970	4.035.231	49.265	(324)	—	5.197.142
Redemption and repayment	(1.475.947)	(35.763)	(2.437.828)	(21.268)	3	(3.970.803)
Debts with group companies	682.985	(2.653.825)	2.147.987	(342.391)	165.244	—
Dividends and interest on other equity instruments	(156.007)	(230.000)	(40.000)	(1.701)	271.701	(156.007)
Dividends paid	(156.007)	(230.000)	(40.000)	(1.701)	271.701	(156.007)
Dividends received	—	—	—	—	—	—
Other cash flows from / (used in) financing activities	(45)	(183.207)	14.534	8.756	—	(159.962)
Financing costs included on the amortised costs of the debt	(45)	(183.207)	—	—	—	(183.252)
Other amounts received from / (used in) financing activities	—	—	14.534	8.756	—	23.290
Net cash from / (used in) financing activities	94.704	932.436	(266.042)	(322.077)	402.097	841.118
Effect of exchange rate fluctuations on cash	—	12.093	58.160	1.147	27	71.427
Net increase / (decrease) in cash and cash equivalents	(87.031)	789.306	(366.730)	34.824	—	370.369
Cash and cash equivalents at beginning of the period	110.536	88.980	450.474	58.787	—	708.777
Cash and cash equivalents at end of period	23.505	878.286	83.744	93.611	—	1.079.146

This appendix forms an integral part of note 33 to the consolidated financial statements