Form 20-F
period 2017-12-31
Grifols SA
filed 2018-04-06
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

GRIFOLS, S.A.

TABLE OF CONTENTS(1)

i

PART III		139

Item 17.	FINANCIAL STATEMENTS	139

Item 18.	FINANCIAL STATEMENTS	139

Item 19.	EXHIBITS	139

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

Constant Currency

Net revenue variance in constant currency is determined by comparing adjusted current period figures, calculated using prior period monthly average exchange rates, to the prior period net revenue. The resulting percentage variance in constant currency is considered to be a non-IFRS-IASB financial measure. Net revenue variance in constant currency calculates net revenue variance without the impact of foreign exchange fluctuations. We believe that constant currency variance is an important measure of our operations because it neutralizes foreign exchange impact and illustrates the underlying change from one year to the next. We believe that this presentation provides a useful period-over-period comparison as changes due solely to changes in exchange rates are eliminated. Net revenue variance in constant currency, as defined and presented by us, may not be comparable to similar measures reported by other companies. Net revenue variance in constant currency has limitations, particularly because the currency effects that are eliminated constitute a significant element of our net revenue and expenses and could impact our performance significantly. We do not evaluate our results and performance without considering variances in constant currency on the one hand and changes prepared in accordance with IFRS-IASB on the other. We caution you to follow a similar approach by considering data regarding constant currency period-over-period revenue variance only in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with IFRS-IASB. We present the fluctuation derived from IFRS-IASB net revenue next to the fluctuation derived from non IFRS-IASB net revenue.

See below for a reconciliation of reported net revenues to net revenues in constant currency:

	2017	2016	% Var		2016	2015	% Var
	(in millions of euros)				(in millions of euros)
Reported Net Revenues	4,318.1	4,049.8	6.6%	Reported Net Revenues	4,049.8	3,934.6	2.9%
Variation due to exchange rate effects	25.1			Variation due to exchange rate effects	5.2
Constant Currency Net Revenues	4,343.2	4,049.8	7.2%	Constant Currency Net Revenues	4,055.0	3,934.6	3.1%

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

•                  our ability to commercialize products in development;

•                  uncertainties involved in product research and development, including regarding clinical trials;

•                  breaches of data security or data privacy, or disruptions in our information technology systems; and

•                  our ability to protect our intellectual property rights.

Risks Relating to the Healthcare Industry:

•                  the impact of the 2010 Patient Protection and Affordable Care Act and companion Healthcare and Education Reconciliation Act, and potential repeal or amendment thereof,  new legislation, regulatory action or legal proceedings affecting, among other things, the U.S. healthcare system, pharmaceutical pricing and reimbursement, including Medicaid, Medicare and the Public Health Service Program;

•                  legislation or regulations in markets outside of the United States affecting product pricing, reimbursement, access, or distribution channels; and

•                  changes in legal requirements affecting the industries in which we operate.

Please review a more detailed discussion of these and other risks that may impact our business set forth in this Form 20-F under “Item 3.D. Risk Factors.”

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

v

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

The following tables present our consolidated financial data for the periods and as of the dates indicated, prepared in conformity with IFRS, as issued by the IASB.  Our consolidated balance sheet data as of December 31, 2017 and 2016 and our consolidated statement of profit and loss data for the years ended December 31, 2017, 2016 and 2015 is derived from our audited consolidated financial statements for those years, which are included in this annual report on Form 20-F.  Our consolidated balance sheet data as of December 31, 2015, 2014 and 2013 and our consolidated statement of profit and loss data for the years ended December 31, 2014 and 2013 is derived from our consolidated financial statements for those years, which are not included in this Form 20-F.

	As of December 31,
Consolidated Balance Sheet Data	2017	2016	2015	2014	2013
	(in thousands of euros)
ASSETS
Goodwill	4,590,498	3,643,995	3,532,359	3,174,732	1,829,141
Other intangible assets	1,269,342	1,195,302	1,161,572	1,068,361	946,435
Property, plant and equipment	1,760,053	1,809,852	1,644,402	1,147,782	840,238
Investments in equity accounted investees	219,009	201,345	76,728	54,296	35,765
Non-current financial assets	69,889	89,545	30,388	9,011	15,196
Deferred tax assets	66,157	67,219	66,794	82,445	34,601
Total non-current assets	7,974,948	7,007,258	6,512,243	5,536,627	3,701,376
Inventories	1,629,293	1,642,931	1,431,391	1,194,057	946,913
Trade and other receivables:
Trade receivables	286,198	413,656	362,406	500,785	385,537
Other receivables	40,681	42,299	60,520	35,370	36,511
Current income tax assets	59,531	77,713	60,270	79,593	43,533

	As of December 31,
Consolidated Balance Sheet Data	2017	2016	2015	2014	2013
	(in thousands of euros)
Trade and other receivables	386,410	533,668	483,196	615,748	465,581
Other current financial assets	10,738	2,582	1,294	502	1,200
Other current assets	32,354	48,324	31,091	23,669	17,189
Cash and cash equivalents	886,521	895,009	1,142,500	1,079,146	708,777
Total current assets	2,945,316	3,122,514	3,089,472	2,913,122	2,139,660
Total Assets	10,920,264	10,129,772	9,601,715	8,449,749	5,841,036
EQUITY AND LIABILITIES
Share capital	119,604	119,604	119,604	119,604	119,604
Share premium	910,728	910,728	910,728	910,728	910,728
Reserves	2,027,648	1,694,245	1,371,061	1,088,337	883,415
Treasury stock	(62,422)	(68,710)	(58,575)	(69,252)	0
Interim dividend	(122,986)	(122,908)	(119,615)	(85,944)	(68,755)
Profit for the year attributable to the Parent	662,700	545,456	532,145	470,253	345,551
Total Share Capital and Accumulated Results	3,535,272	3,078,415	2,755,348	2,433,726	2,190,543
Available for sale financial assets	4,926	(5,219)	—	—	—
Cash flow hedges	—	—	3,329	(15,811)	(25,791)
Other	(656)	(642)	3,035	(406)	—
Translation differences	89,537	648,927	534,491	240,614	(63,490)
Other comprehensive expenses	93,807	643,066	540,855	224,397	(89,281)
Equity attributable to the Parent	3,629,079	3,721,481	3,296,203	2,658,123	2,101,262
Non-controlling interests	4,886	6,497	5,187	4,765	5,942
Total Equity	3,633,965	3,727,978	3,301,390	2,662,888	2,107,204
LIABILITIES
Grants	11,822	12,196	13,120	6,781	7,034
Provisions	5,763	5,118	4,980	6,953	4,202
Non-current financial liabilities	5,901,815	4,712,071	4,597,654	4,154,630	2,553,211
Deferred tax liabilities	388,912	600,646	631,565	538,786	454,089
Total non-current liabilities	6,308,312	5,330,031	5,247,319	4,707,150	3,018,536
Provisions	106,995	89,588	123,049	115,985	51,459
Current financial liabilities	155,070	230,065	262,497	194,726	258,144
Debts with associates	0	0	443	3,059	2,683
Trade and other payables:
Suppliers	423,096	461,073	409,986	439,631	273,621
Other payables	141,720	142,894	106,171	90,965	42,388
Current income tax liabilities	6,709	7,957	16,196	87,462	2,934
Total trade and other payables	571,525	611,924	532,353	618,058	318,943
Other current liabilities	144,397	140,186	134,664	147,883	84,067
Total current liabilities	977,987	1,071,763	1,053,006	1,079,711	715,296
Total liabilities	7,286,299	6,401,794	6,300,325	5,786,861	3,733,832
Total Equity and Liabilities	10,920,264	10,129,772	9,601,715	8,449,749	5,841,036

	For the Year Ended December 31,
Consolidated Statement of Profit and Loss Data	2017	2016	2015	2014	2013
	(in thousands of euros, except per share data)
Continuing Operations
Net revenue	4,318,073	4,049,830	3,934,563	3,355,384	2,741,732
Cost of sales	(2,166,062)	(2,137,539)	(2,003,565)	(1,656,170)	(1,323,880)
Gross Profit	2,152,011	1,912,291	1,930,998	1,699,214	1,417,852
Research and development	(288,320)	(197,617)	(224,193)	(180,753)	(123,271)
Selling, general and administration expenses	(860,348)	(775,266)	(736,435)	(660,772)	(558,461)
Operating Expenses	(1,148,668)	(972,883)	(960,628)	(841,525)	(681,732)
Operating Result	1,003,343	939,408	970,370	857,689	736,120
Finance income	9,678	9,934	5,841	3,069	4,869
Finance costs	(263,344)	(244,829)	(240,335)	(225,035)	(239,991)
Change in fair value of financial instruments	(3,752)	(7,610)	(25,206)	(20,984)	(1,786)
Impairment and gains/(losses) on disposal of financial instruments	(18,844)	—	—	(5)	792
Exchange differences	(11,472)	8,916	(12,140)	(18,472)	(1,303)
Finance result	(287,734)	(233,589)	(271,840)	(261,427)	(237,419)
Share of (losses) of equity accounted investees	(19,887)	6,933	(8,280)	(6,582)	(1,165)
Profit before income tax from continuing operations	695,722	712,752	690,250	589,680	497,536
Income tax expense	(34,408)	(168,209)	(158,809)	(122,597)	(155,482)
Profit after income tax from continuing operations	661,314	544,543	531,441	467,083	342,054
Consolidated profit for the year	661,314	544,543	531,441	467,083	342,054
Profit attributable to the Parent	662,700	545,456	532,145	470,253	345,551
(Loss) attributable to non-controlling interests	(1,386)	(913)	(704)	(3,170)	(3,497)
Basic earnings per ordinary share(1)	0.97	0.80	0.78	0.69	0.51
Average number of shares(1)	684,197,276	683,225,815	683,549,316	685,344,936	681,010,595
Basic earnings per ordinary share from continuing operations(1)	0.97	0.80	0.78	0.69	0.51
Cash dividend per ordinary share (2)	0.32	0.31	0.65	0.45	0.20
Cash dividend per preference share (2)	0.33	0.32	0.66	0.46	0.21

(1)                                 On January 4, 2016, the share split approved on December 3, 2015 by the Company’s board of directors became effective. As a result of the share split, the nominal value of the new Class A shares becomes €0.25 per share (previously €0.50 per share), while the nominal value of the new Class B shares becomes €0.05 per share (previously €0.10 per share). In line with the audited financial statements included herein, average weighted number of ordinary shares and basic earnings per ordinary share for 2016 and 2015 have been calculated taking the split into consideration and comparative data for 2014 and 2013 has been modified accordingly.

(2)                                 Cash dividends for 2017 and 2016 are not comparable to prior years due to the share split effect explained in note (1) above.

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2017	2016	2015	2014	2013
	(in thousands of euros)
Consolidated profit for the year	661,314	544,543	531,441	467,083	342,054
Other comprehensive expenses
Items for reclassification to profit or loss
Translation differences	(532,389)	103,833	290,635	303,077	(91,610)
Translation differences / Cash Flow Hedge	—	(6,809)	—	—	—
Available for sale financial Assets	10,145	(5,219)	—	—	—
Equity accounted investees	(27,134)	10,671	2,673	1,287	(359)
Cash flow hedges — effective part of changes in fair value	—	14,501	55,305	34,556	(22,943)
Cash flow hedges — amounts taken to profit and loss	—	(7,426)	(25,206)	(20,711)	(11,471)
Other comprehensive income	(14)	(4,810)	4,575	(406)	—
Tax effect	—	(2,462)	(12,093)	(3,865)	(4,227)

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2017	2016	2015	2014	2013
	(in thousands of euros)
Other comprehensive income/(loss) for the year, after tax	(549,392)	102,279	315,889	313,938	(84,724)
Total comprehensive income for the year	111,922	646,822	847,330	781,021	257,330
Total comprehensive income attributable to the Parent	113,441	647,667	848,603	783,931	261,509
Total comprehensive income/(expense) attributable to non-controlling interests	(1,519)	(845)	(1,273)	(2,910)	(4,179)

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

As used in this annual report on Form 20-F, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.  The Noon Buying Rate for the euro on March 30, 2018 was $1.2320 = €1.00.  The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro.  Amounts are expressed in U.S. dollars per €1.00.

Annual Data (Year Ended December 31,)	Period End ($)	Average Rate ($) (1)	High ($)	Low ($)
2013	1.3766	1.3281	1.3816	1.2774
2014	1.2098	1.3285	1.3934	1.2098
2015	1.0859	1.1100	1.2101	1.0524
2016	1.0552	1.1072	1.1516	1.0375
2017	1.2022	1.1301	1.2041	1.0416

Source:  Federal Reserve Bank of New York

(1)                                 The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Recent Monthly Data	High ($)	Low ($)
October 2017	1.1847	1.1580
November 2017	1.1936	1.1577
December 2017	1.2022	1.1725
January 2018	1.2488	1.1922
February 2018	1.2482	1.2211
March 2018	1.2440	1.2216

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

We have a significant amount of indebtedness. As of December 31, 2017, our current and non-current financial liabilities were €6.1 billion, of which a substantial majority (€5.9 billion) was long-term debt.

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

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future.  Our business is capital intensive, and we regularly seek additional capital.  Although the indenture governing the 2017 Notes (as defined herein), the New Credit Facilities (as defined herein) and the European Investment Bank Term Loans (as defined herein) contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions, including secured debt, could be substantial.  Adding more debt, including under the New Credit Facilities, to current debt levels could exacerbate the leverage-related risks described above.  For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B.  Liquidity and Capital Resources — Sources of Credit.”

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

In addition, our borrowings under the New Credit Facilities are at variable rates of interest and expose us to interest rate risk.  If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the New Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.  We may need to refinance all or a portion of our indebtedness on or before the maturity of such indebtedness.  We cannot assure you that we will be able to refinance any of our indebtedness, including the New Credit Facilities, the 2017 Notes and the European Investment Bank Term Loans, on commercially reasonable terms or at all.

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

•                                          pay dividends or make distributions to the shareholders of Grifols, S.A. or redeem or repurchase capital stock;

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

A breach of any of these covenants could result in a default under our New Credit Facilities, our 2017 Notes and/or the European Investment Bank Term Loans.  Upon the occurrence of an event of default under the New Credit Facilities and the European Investment Bank Term Loans, our creditors could elect to declare all amounts outstanding under the New Credit Facilities, the 2017 Notes and the European Investment Bank Term Loans to be immediately due and payable and terminate all commitments to extend further credit.  If we were unable to repay those amounts, the lenders under the New Credit Facilities and the European Investment Bank Term Loans could proceed against the collateral granted to them to secure that indebtedness.  We have pledged a significant portion of our assets as collateral under the New Credit Facilities and the European Investment Bank Term Loans.  If our creditors under the New Credit Facilities, the 2017 Notes or the European Investment Bank Term Loans accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness.

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

The manufacture of our plasma products is an extremely complex process of fractionation (separating the plasma into component proteins), purification, filling and finishing.  Our products can become non-releasable or otherwise fail to meet our specifications through a failure of one or more of our product testing, manufacturing, process controls and quality assurance processes.  We may detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with cGMP (Current Good Marketing Practice) regulations enforced by the US Food and Drug Administration, or the FDA or other regulations, which would likely result in our determination that the impacted products should not be released and therefore should be destroyed.

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

Our manufacture of intermediate immunoassay antigens and antibodies to screen human donated blood and blood products is also a complex biologic process, subject to substantial production risks. These processes typically involve an upstream or fermentation process and a downstream or purification process. Since in the upstream process we deal with living cells, we may face a contamination by undesired cells which would eventually translate in a low yield. Yields in general can also be greatly affected by the different nutrients compositions added to the reactors in this fermentation step. Likewise during the purification step, we can face low yields due to poor resins composition, equipment failure or procedural mistakes.

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

•                                          The use of Prolastin®, Prolastin®-C, alpha-1 proteinase inhibitor, or A1PI, sometimes produces the following adverse events:  dyspnea, tachycardia, rash, chest pain, chills, influenza-like symptoms, hypersensitivity, hypotension and hypertension.

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

For example, we are in the process of constructing a new, upgraded facility to assume production of the intermediate immunoassay antigen and antibody products now manufactured at our facility in Emeryville, California, or our Emeryville facility. The new facility is finished, fully fitted, commissioned and it is currently being validated by the FDA. Some areas of the facility have already been approved by the FDA and are in use, including the freezer farm, warehouse and cold storage, offices and utilities generation, storage and distribution.

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

Our current business plan envisages an increase in the production of plasma derivative products, which depends on our ability to increase plasma collections or improve product yield.  The ability to increase plasma collections may be limited, our supply of plasma could be disrupted or the cost of plasma could increase substantially, as a result of numerous factors, including:

•                                          A reduction in the donor pool.  Regulators in most of the largest markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products.  For example, the appearance of the variant Creutzfeldt Jakob, or mad cow disease, resulted in the suspension of the use of plasma collected from U.K. residents and concern over the safety of blood products, which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool, significantly reducing the potential donor pool.  The appearance of new viral strains could further reduce the potential donor pool.  Also, improvements in socioeconomic conditions in the areas in which our and our suppliers’ plasma collection centers are located could reduce the attractiveness of financial incentives for potential donors, resulting in increased fees paid to donors or a reduction in the number of donors.

•                                          Regulatory requirements.  See “—Disruption of the operations of our plasma collection centers would cause us to become supply constrained and our financial performance would suffer.”

•                                          Plasma supply sources.  In recent years, there has been vertical integration in the industry as plasma derivatives manufacturers have been acquiring plasma collection centers.  Any significant disruption in the supply of plasma or an increased demand for plasma may require us to obtain plasma from alternative sources, which may not be available on a timely basis.

Disruption of the operations of our plasma collection centers would cause us to become supply constrained and our financial performance would suffer.

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be licensed and approved by the regulatory authorities, such as the FDA and the EMA, of those countries in which we sell our products.  When a new plasma collection center is opened, it must be inspected on an ongoing basis after its approval by the FDA and the EMA for compliance with cGMP and other regulatory requirements, and these regulatory requirements are subject to change.  For example, on May 22, 2015, the FDA issued a final rule addressing the collection of blood components, such as plasma, intended for transfusion or further manufacturing use, including requirements with respect to donor education, donor history and donor testing.  The final rule became effective on May 23, 2016.  While we believe that our centers have timely adopted the new regulations, which generally reflect our current approaches, the compliance efforts may increase our costs. An unsatisfactory inspection could prevent a new center from being approved for operation or risk the suspension or revocation of an existing approval.

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

We plan to continue to obtain our supplies of plasma for use in our manufacturing processes through collections at our plasma collection centers and through selective acquisitions or remodeling and relocations of existing centers.  This strategy is dependent upon our ability to successfully integrate new centers, to obtain FDA and other necessary approvals for any centers not yet approved by the FDA, to maintain a cGMP compliant environment in all centers and to attract donors to our centers.

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

A significant portion of our net revenue has historically been derived from sales of our immunoglobulin products and we expect that they will continue to comprise a significant portion of our sales.  Any adverse market event with respect to these products could have a material adverse effect on us.

We have historically derived a significant portion of our net revenues from our immunoglobulin products, including our IVIG products.  In 2017, our IVIG products accounted for approximately 40% of our net revenues.  If any of these IVIG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue.  Similarly, if either Flebogamma® or Gamunex®-C/Gamunex® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected.  Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

We face significant competition.

We face significant competition.  Each of Shire Plc, Biotest Pharmaceuticals Corporation, CSL Behring, Kedrion Biopharma, Octapharma Plasma and Bio Products Laboratory Ltd. (BPL) now has a 10% liquid IVIG product in the United States.  Both Octapharma and Bio Products Laboratory have launched 5% liquid IVIG products.  As competition has increased, some of our competitors have discounted the price of IVIG products as many customers have become increasingly price sensitive with respect to IVIG products.  If customers demand lower priced products, we may lose sales or be forced to lower our prices.

In 2015, the European Commission granted marketing authorization for CSL’s Respreeza® in all European Union member states. This product is a more concentrated intravenous formulation than the one we offer in Europe.  Another competitor offers an inhaled formula and submitted a Marketing Authorization Application with the EMA at the beginning of 2016 that was withdrawn in June 2017. The same competitor proposed a Phase III protocol to the FDA in July 2017. Our current and future competitors may increase their sales, lower their prices, change their distribution model or improve their products, causing harm to our product sales and market share.  Also, if the attrition rate of our A1PI patient base accelerates faster than we have forecast, we would have fewer patients and lower sales volume.

Other new treatments, such as small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used.  Recombinant Factor VIII and Factor IX products, which are currently available and widely used in the United States and Europe, compete with our plasma-derived product in the treatment of hemophilia A and B and are perceived by many to have lower risks of disease transmission.  Additional recombinant products and new small molecules, some with extended half-lives, could compete with our products and reduce the demand for our products.  At the end of 2016, Kamada announced the BLA (Biologics License Application) submission of its rabies product to compete with our rabies hyperimmune product in the United States, and received FDA approval in August 2017.  In February 2009, GTC Biotherapeutics obtained FDA approval of a competitive antithrombin III, or ATIII, a product derived from the milk of transgenic goats for the treatment of hereditary antithrombin deficiency.  This product now directly competes with our product, Thrombate® III, which had previously been the only FDA-approved ATIII product.  In addition, alternatives exist for albumin in its application as a plasma volume expander.  If an increased use of alternative products for Factor VIII, Factor IX or albumin makes it uneconomical to produce our plasma-derived products, or if further technological advances improve these products or create other competitive alternatives to our plasma derivative products, our financial condition and results of operations could be materially adversely affected.

We do not currently sell any recombinant products.  We have recombinant versions of A1PI and plasmin in our pipeline, but we cannot be certain that any of these products will ever be approved or commercialized.  As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

The introduction of products approved for alternative routes of administration, including the subcutaneous route of administration, may also adversely affect sales of our products. For example, CSL Behring and Shire introduced a preparation of human immunoglobulin at a 20% concentration for the treatment of people who need replacement of antibodies and Shire has an immune globulin with a recombinant human hyaluronidase indicated for the treatment of Primary Immunodeficiency (PI) in adults. According to the MRB, the global market for subcutaneous products is relatively small. Our 10% Gamunex® has the FDA approval to be administered intravenously or subcutaneously and we are working on a 20% concentration product to be administered in both ways.

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

Technological advances have accelerated changes in recent years. Future technological developments could render our production processes uneconomical and may require us to invest substantial amounts of capital to upgrade our facilities. Such investments could have a material adverse effect on our financial condition and results of operations. In addition, we may not be able to fund such investments from existing funds or raise sufficient capital to make such investments.

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

We are highly dependent on the principal members of our executive and scientific teams.  The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives.  In particular, we believe the loss of any member of our senior management team would significantly and negatively impact our business.  For details regarding the members of senior management, see Item 6 of this Part I, “Directors, Senior Management and Employees — A. Directors and Senior Management — Senior Management.” We do not maintain “key person” insurance on any of our senior management.

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

We use issuances of debt and bank borrowings as a source of funding.  At December 31, 2017, $5.3 billion and €607 million of our senior interest bearing debt, which represented 81.2% of our senior interest bearing debt, bore interest at variable rates, at a spread over the London Interbank Offered Rate, or LIBOR, for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate, or EURIBOR, for our euro denominated debt.  Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro.  In 2017, €3.3 billion, or 76%, of our net revenue of €4.3 billion was denominated in U.S. dollars.  We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos.  Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses that could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness.  At December 31, 2017, we had approximately $5.3 billion of U.S. dollar denominated senior debt.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Currency Risk.”

If the San Diego, Clayton, Emeryville, Los Angeles or Parets facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

A substantial portion of our revenue is derived from plasma fractionation or products manufactured at our San Diego, Clayton, Emeryville, Los Angeles and Parets facilities. In addition, a substantial portion of our plasma supply is stored at facilities in City of Industry, California, as well as at our Clayton, North Carolina and Parets facilities. If any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire, storm or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators, our revenue would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work-in-process or finished goods inventory. Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business. In addition, in the event of the reconstruction of our Clayton, Los Angeles or Parets facilities or our plasma storage facilities, gaining the regulatory approval for such new facilities and the replenishment of raw material plasma could be time consuming. During this period, we would be unable to manufacture all of our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes.

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

Our operations are highly dependent on our information technology systems, including internet-based systems, which may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack.  In addition, information security risks have generally increased in recent years, increasing our systems’ potential vulnerability, such as to data security breaches or cyber attack, whether by employees or others, which may expose sensitive data to unauthorized persons.  Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, customers, plasma donors and others or adversely impact the conduct of scientific research and clinical trials, including the submission of research results to support marketing authorizations.  Various evolving federal, state and foreign laws protecting the privacy and security of personal information may also be implicated by improper uses or disclosures of data, resulting in liabilities and requiring specified data breach notifications. For example, the privacy and security provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations (“HIPAA”) requires, among other things, the implementation of various recordkeeping, operational, notice and other practices intended to safeguard certain personal information, limit its use to allowed purposes and notify individuals in the event of privacy and security breaches.  Failure to comply with HIPAA and similar state laws could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Also, the European Parliament and the Council of the European Union have adopted a new pan-European General Data Protection Regulation (“GDPR”), effective from May 25, 2018, which increases privacy rights for individuals in Europe, extends the scope of responsibilities for data controllers and data processors and imposes increased requirements and potential penalties on companies offering goods or services to individuals who are located  in Europe or monitoring the behavior of such individuals (including by companies based outside of Europe).  Noncompliance can result in penalties of up to the greater of EUR 20 million, or 4% of global company revenues.  While we expect to have substantially compliant programs and controls in place to comply with the GDPR requirements, our compliance with the new regulation is likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.  Our information technology systems also utilize certain third party service organizations that manage sensitive data, such as personal medical information regarding plasma donors, and our business may be adversely affected if these third party service organizations are subject to data security breaches.

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

Our products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights.  Third parties may own or control these patents or patent applications in the United States and/or abroad.  These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages.  Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

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

The United States Healthcare Reform Law, adopted through the March 2010 enactment of the Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act, increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage.   The Healthcare Reform Law has materially expanded the number of individuals in the United States with health insurance.  The Healthcare Reform Law has faced ongoing legal challenges, including litigation seeking to invalidate some of or all of the law or the manner in which it has been interpreted.  As a result, while upholding the law generally, the United States Supreme Court has effectively made the Healthcare Reform Law’s Medicaid expansion voluntary for each state.  In addition, President Trump is seeking to repeal and replace the Healthcare Reform Law. Repeal and replace legislation was passed in the House of Representatives, but did not obtain the necessary votes in the Senate. Subsequently, the President has affirmed his intention to repeal and replace the Healthcare Reform Law and has taken a number of administrative actions to materially weaken the Healthcare Reform Law. For example, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Healthcare Reform Law to waive, defer, grant exemptions from, or delay the implementation of any provision of the Healthcare Reform Law that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices.  Further, on December 22, 2017, President Trump signed the Tax Cuts and Jobs Act, or the Tax Reform Law, into law, which is expected to cut the corporate and individual income rates, eliminate numerous deductions, and set up a new system for international taxation. The Tax Reform Law also repealed the individual mandate of the Healthcare Reform Law. The uncertain status of the Healthcare Reform Law affects our ability to plan, and its repeal without adequate replacement could have a material adverse effect on our United States operations.

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

In addition, the statutory definition of AMP changed in 2010 as a result of the Healthcare Reform Law. On February 1, 2016, CMS published a final rule, effective on April 1, 2016, providing a regulatory definition of “AMP” along with other changes to the price reporting process.  We believe our reporting meets the obligations contained in the final rule.

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

The availability of federal funds to pay for our products under Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS program, and changes to this program under the Healthcare Reform Law could adversely affect our financial performance.  The 340B/PHS program extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals, and the Healthcare Reform Law expanded the number of qualified 340B entities eligible to purchase products for outpatient use, adding certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers.  The PHS price, or ceiling price, cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount.  We have entered into a pharmaceutical pricing agreement, or PPA, with the government in which we have agreed to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration, or HRSA, of HHS, the federal agency responsible for oversight of the 340B/PHS program, which creates uncertainty.  For example, on January 5, 2017, a final rule was published in the Federal Register, including provisions on how to calculate the ceiling price for covered outpatient drugs under the 340B program and addresses the imposition of civil monetary penalties, or CMPs, on manufacturers that knowingly and intentionally overcharge covered entities.  However, HRSA has repeatedly delayed the effective date of the rule, and most recently delayed the effective date to July 1, 2018.  In another development, effective January 1, 2018, a new CMS rule went into effect substantially cutting reimbursement paid to hospitals and other providers for certain outpatient drugs and biologicals, including certain of our products, purchased by these providers under the 340B/PHS program.  The reimbursement was decreased from ASP plus 6% to ASP minus 22.5%.  The outcome of this reimbursement change on our business is uncertain, but it may decrease demand for our products and have an adverse effect on our business. We believe that we meet the requirements of the 340B/PHS program, and are continuing to review and monitor these and other developments affecting the 340B/PHS program.

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

A Healthcare Reform Law provision, generally referred to as the Physician Payment Sunshine Act, or the PPS Act, or Open Payments Program, has imposed new reporting and disclosure requirements for biologic, drug and device manufacturers with regard to payments or other transfers of value made to certain practitioners, such as physicians and teaching hospitals, and for such manufacturers and for group purchasing organizations, with regard to certain ownership interests held by physicians in the reporting entity.  CMS publishes information from these reports on a publicly available website, including amounts transferred and health care provider identities.  Under the PPS Act we are required to collect and report detailed information regarding certain financial relationships we have with covered health care providers, and we believe that we are substantially compliant with applicable PPS Act requirements.   The PPS Act pre-empts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws are also ambiguous.  We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers.  While we believe we have substantially compliant programs and controls in place to comply with these reporting requirements, we cannot assure you that regulations will not require us to take additional compliance steps. Our compliance with these rules imposes additional costs on us.

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

In the United States, beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient payment schedules changed to Average Sales Price, or ASP, + 6%.  This payment was based on a volume-weighted average of all brands under a common billing code.  After changes in certain prior years, CMS increased the rate back to ASP + 6% for 2013, and maintained the same rate for 2014 through 2018, except that effective January 1, 2018, a new CMS rule went into effect substantially cutting reimbursement paid to hospitals and other providers for certain outpatient drugs and biologicals, including certain of our products, purchased by these providers under the 340B/PHS program.  The reimbursement was decreased from ASP + 6% to ASP - 22.5%.  The outcome of this reimbursement change on our business is uncertain, but it may decrease demand for our products and have an adverse effect on our business.  In addition, under the Bipartisan Budget Act of 2013, and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2025.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.  Other pricing concerns in the United States include that President Trump has suggested that he would support pharmaceutical pricing negotiations on behalf of Medicare, and certain Senators have stated their intent to introduce a bill authorizing the importation of pharmaceuticals where pharmaceutical prices in the United States for a given product are deemed excessive.  It is not clear that any such pricing negotiation or importation measures will be enacted.

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

The federal FCA is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government. In addition, the Healthcare Reform Law amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government. For the purposes of these recent amendments, an “obligation” includes an identified overpayment, which is defined broadly to include “any funds that a person receives or retains under Medicare and Medicaid to which the person, after applicable reconciliation, is not entitled…”

Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under the FCA or the equivalent state statutes.  “False claims” can result not only from noncompliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from noncompliance with other laws, such as the Anti-Kickback Law (which was explicitly confirmed in the Healthcare Reform Law), or laws that require quality care in service delivery.  The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain (up to 30% of the government’s recovery plus legal fees) to private citizens who prevail.  When a private party brings a whistleblower action under the FCA, the defendant is not made aware of the lawsuit until the government starts its own investigation or makes a decision on whether it will intervene.  Many states have enacted similar laws, and these states have their own penalties which may be in addition to federal FCA penalties. The bringing of any federal FCA action could require us to devote resources to investigate and defend the action.  Violations of the FCA can result in treble damages, and each false claim submitted can be subject to a civil penalty, which, for penalties assessed after February 3, 2017 whose associated violations occurred after November 2, 2015, ranges from a minimum of $10,957 to a maximum of $21,916 per claim. Failure to comply with fraud and abuse laws and regulations could also result in other significant civil and criminal penalties and costs, including the loss of licenses and the ability to participate in federal and state health care programs, and could have a material adverse effect on our business.  In addition, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses.  Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs.  Further, many of these laws are vague or indefinite and have not been interpreted by the courts, and have been subject to frequent modification and varied interpretation by prosecutorial and regulatory authorities, increasing the risk of noncompliance.  While we believe that we are substantially compliant with applicable fraud and abuse laws and regulations, and have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, could have a material adverse effect on our business.

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

Adverse consequences can also result from failure to comply with the requirements of the 340B/PHS program under the PHS Act, which extends discounts to a variety of community health clinics and other entities that receive health services grants under the PHS Act.  For example, the Healthcare Reform Law requires the Secretary of HHS to develop and issue regulations for the 340B/PHS program establishing standards for the imposition of sanctions in the form of civil monetary penalties, or CMP, for manufacturers that knowingly and intentionally overcharge a covered entity for a 340B drug, and on January 5, 2017, HHS published a final rule in the Federal Register addressing the application of CMPs.  The CMP may be up to $5,000 for each instance of overcharging a covered entity. However, HRSA has repeatedly delayed the effective date of the rule, and most recently delayed the effective date to July 1, 2018.

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

We are a vertically integrated global producer of plasma derivatives and we believe we rank in the top three largest producers in the industry. Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers. We have expanded our plasma collection network and our manufacturing capacity through a combination of organic growth and acquisitions. As of December 31, 2017 we had 190 operating plasma collection centers located across the United States and a manufacturing capacity of approximately 12.5 million liters of plasma per year. We plan to reach approximately 19 million liters fractionation capacity by 2022 and, as previously announced, 230 FDA-approved plasma collection centers in the U.S. by 2019. In March 2018 we entered an agreement to acquire 100% of Haema AG, a German based pharmaceutical company that owns 35 collection centers throughout Germany. The transaction is subject to regulatory approval. See more details relating to the acquisition in Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

We also research, develop, manufacture and market in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories and hospital products.

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

In connection with the Hologic Transaction and the refinancing of the 2014 Credit Facilities (as defined herein), we (i) entered into a credit and guaranty agreement dated as of January 31, 2017, as amended, or the New Credit Facilities, which consists of senior term loans and revolving loans. As of the date of this annual report on Form 20-F, no amounts are drawn down on the Revolving Loans.  See Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit,” for terms of the New Credit Facilities, the 2017 Notes, European Investment Bank Term Loans and for more detailed information.

The Novartis Acquisition and Related Financing

On November 10, 2013, we entered into a share and asset purchase agreement, or the Novartis Agreement, with Novartis Vaccines and Diagnostics, Inc., or NVD, and, solely as a guarantor, Novartis Corporation, or Novartis, which was subsequently amended on December 27, 2013 and January 9, 2014, to acquire Novartis’ diagnostic business.  The transactions contemplated by the Novartis Agreement are referred to herein as the Novartis Acquisition. We acquired from NVD a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV, hepatitis B, hepatitis C and West Nile Virus. We paid a purchase price of $1.7 billion (€1.2 billion).

To finance the Novartis Acquisition, we entered into a credit and guaranty agreement with a syndicate led by Nomura Securities International, Inc., Banco Bilbao Vizcaya Argentaria, S.A., and Morgan Stanley Senior Funding, Inc., or the Bridge Loan Facility, pursuant to which we borrowed $1.5 billion of loans on January 3, 2014. The Bridge Loan Facility was refinanced pursuant to a credit and guaranty agreement dated as of February 27, 2014, as amended, or the 2014 Credit Facilities, which consisted of senior term loans and revolving loans.

The Talecris Acquisition

On June 1, 2011, pursuant to the Agreement and Plan of Merger, dated as of June 6, 2010, we completed the acquisition of 100% of the share capital of Talecris, a US-based biotherapeutics products company, for a total of $3.7 billion. The total value of the transaction, including Talecris’ net debt, was approximately $3.3 billion.

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

In 2016, we believe we ranked in the top three largest producers in the industry in terms of total sales globally. We believe we have a top three market position in various segments of the plasma derivatives industry including A1PI, IVIG, pdFactor VIII, albumin as well as in terms of plasma collection centers and fractionation capacity.

On January 31, 2017, we completed the acquisition of the business of Hologic Inc. related to the development, production and, pursuant to the collaboration described below, sale to us of products in connection with nucleic acid probe-based testing human blood, plasma, other blood products, human cells, organs or tissue intended for or associated with transfusion or transplantation. The transaction consisted of, among other things, the acquisition of the assets and liabilities related to this business and the termination of the then-existing collaboration agreement between Hologic and us for the joint development, manufacture, commercialization, marketing and sale of such products. The acquired business is now part of our Diagnostic division.

We organize our business into five divisions:  Bioscience, Diagnostic, Hospital, Bio Supplies (formerly Raw Materials) and Others. These divisions also represent the operating segments of the Company.

Bioscience.  The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products.  The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin.  We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. The Bioscience division accounted for €3.4 billion, or 79.4%, of our total net revenue in 2017.

Diagnostic.  The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories, covering the entire value chain from donation to transfusion.  We concentrate our Diagnostic business in transfusion medicine (immunology, immunohematology) and specialty diagnostics such as hemostasis.  The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services.  The Diagnostic division accounted for €732.4 million, or 17.0%, of our total net revenue in 2017.  The Nucleic Acid Testing, or NAT, Donor Screening Unit is engaged in research, development, manufacturing and commercialization of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. We expect that the impact of the Hologic Transaction will enhance our vertical integration and further promote the development of new tests and screening routines for emerging viruses.

Hospital.  The Hospital division manufactures products used by hospitals, as well as parenteral solutions and enteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture.  The Hospital division accounted for €105.6 million, or 2.4%, of our total net revenue in 2017.

Bio Supplies.  Since January 2017, net revenue from Bio Supplies primarily consists of revenue related to biological products for non-therapeutic use previously recorded under the Bioscience segment as well as all income derived from manufacturing agreements with Kedrion. Since January 2017, net revenues also include all transactions related to biological products for non-therapeutic use previously recorded under the Bioscience segment. The Bio Supplies division accounted for €66.8 million, or 1.6%, of our total net revenue in 2017.

Others. Net revenue from Others primarily consists of revenue from the rendering of manufacturing services to third party companies.

Geographic Markets

We are a leading plasma derivatives producer globally, ranking in the top three largest producers in the industry in terms of total sales, along with Shire and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.

We currently operate in over 100 countries through distributors and subsidiaries in 30 countries. The United States is the largest sales region in the world for the plasma derivative sector.  For the year ended December 31, 2017, the United States and Canada accounted for 67.1% of our total net revenue while Europe accounted for 15.9% of our total net revenues (of which less than 6% was generated in Spain).

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

Our continued focus on international expansion and acquisitions that generate operational synergies was demonstrated by our acquisition of Talecris in June 2011, a United States based producer of plasma-derived protein therapies with an established presence in the United States and Canada.  We also expanded internationally with the acquisition in March 2013 of a 60% stake in Progenika (increased to 90.23% as of December 31, 2017), a Spanish biotechnology firm headquartered in Bilbao, with operations in the United States, Europe and the Middle East. The Novartis Acquisition further reinforced our international operations, as it expanded our global portfolio of brands, patents and licenses and gained us the Emeryville facility and commercial offices in the United States, as well as additional commercial offices in Switzerland and Hong Kong. Pursuant to the Hologic Transaction, we acquired our former joint-business partner’s NAT Donor Screening business, including a manufacturing facility in San Diego and development rights, product licenses and access to product manufacturers. We will continue to selectively consider acquisitions that would further enhance our operations.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

Summary of Net Revenue by Region	Year ended December 31, 2017	% of total net revenue	Year ended December 31, 2016 (2)	% of total net revenue	Year ended December 31, 2015 (2)	% of total net revenue
	(in thousands of euros, except for percentages)
United States and Canada	2,896,505	67.1	2,707,579	66.9	2,604,315	66.2

European Union(1)	686,983	15.9	651,496	16.1	673,467	17.1

Rest of the World	734,585	17.0	690,755	17.0	656,781	16.7
Total	4,318,073	100.0	4,049,830	100.0	3,934,563	100.0

(1)                                 Net revenue earned in the European Union includes net revenue earned in Spain.

(2)                                 Comparable considering the new divisional structure that allocates “ Raw Materials and Others” by region.

Principal Activities

We organize our business into five divisions:  Bioscience, Diagnostic, Hospital, Bio Supplies and Others. These divisions also represent the operating segments of the Company. The following chart presents our total net revenues by each of our divisions for the past three years:

Summary of Revenue by Division	Year ended December 31, 2017	% of total net revenue	Year ended December 31, 2016 (1)	% of total net revenue (1)	Year ended December 31, 2015 (1)	% of total net revenue
	(in thousands of euros, except for percentages)
Bioscience	3,429,785	79.4	3,195,424	78.9	3,032,111	77.1
Diagnostic	732,369	17.0	691,701	17.1	716,838	18.2
Hospital	105,649	2.4	102,251	2.5	96,245	2.4
Bio Supplies	66,791	1.6	57,239	1.4	24,466	0.6
Others	18,263	0.4	34,601	0.9	90,289	2.3
Intersegments	(34,784)	(0.8)	(31,386)	(0.8)	(25,386)	(0.6)
Total	4,318,073	100	4,049,830	100.0	3,934,563	100.0

(1)           Comparable revenues considering intersegment sales and the reclassification of the biological products for non-therapeutic use sales that are reported as Bio Supplies Division sales from January 2017.

The Bioscience Division

The Bioscience division is responsible for the research and development, production and marketing of plasma derivative products.  In 2017, the Bioscience division accounted for 79.4% of total net revenue.

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

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. We obtain our plasma primarily from the United States through our 190 operating plasma collection centers and, to a much lesser extent, through agreements with third parties. In 2017, we obtained approximately 9.3 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties).

We have previously announced that we plan to reach 230 FDA-approved plasma collection centers by 2019 in the U.S. In March 2018 we entered an agreement to acquire 100% of Haema AG, a German based pharmaceutical company that owns 35 collection centers throughout Germany. We believe this acquisition, subject to the authorization by the applicable antitrust authorities among other closing conditions, will diversify the origin of our plasma and guarantee access to raw material for the future. See more details relating to the acquisition in Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

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

Fractionation and Purification

Once plasma has been obtained, it may be used for plasma transfusions.  It may also be frozen (as fresh frozen plasma) and manufactured into plasma derivatives through the fractionation process.  The fractionation process consists of the separation of specific proteins through temperature and pH changes, as well as the use of filtration and centrifugation techniques.  This process also includes a phase of introducing various viral inactivation procedures.  Fractionation occurs in tanks at near freezing temperatures to maintain the integrity of the proteins.  All known plasma derivative products can be fractionated from the same batch of plasma.  As a result, the development of a new or higher yield plasma derivative product would likely generate incremental sales without increasing the requirement for additional plasma.

We currently operate three Bioscience manufacturing facilities in the United States and Spain.  Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities, which have a combined fractionation capacity of approximately 12.5  million liters per year.  Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins.

Currently, the Clayton, Los Angeles and Parets facilities are equipped and licensed to produce certain plasma derivative products for the United States, European and other markets.  For example, we produce our Flebogamma® DIF and Gamunex® IVIG products for all of our markets at the Clayton, Los Angeles and Parets facilities.

We optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities.  We have obtained the following FDA licenses, among others:

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

We maintain standards consistent with other industry participants with regard to infectious disease screening and quarantine of units.  For example, source plasma inventory is held for not less than 60 days, because viruses may not be detectable until they reach a certain minimum mass, which may take as long as two months.  Some of our additional safety policies include look-back procedures for seroconversion.  We have also introduced innovative methods such as the Plasma Bottle Sampling™ system, which automatically prepares, codes and labels test samples at the time of plasma donation, and the PediGri™ On Line system, which provides full traceability of human plasma raw material throughout the plasma supply chain.  See “— Distribution Process” below.

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

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel.  A majority of our sales in 2017 were made through our own distribution network, which is experienced in the proper handling of our products. This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall.  In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.

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

Gamunex® IVIG, which was launched in the United States and Canada in 2003 as a ready-to-use liquid IVIG product, is the leading product in the IVIG segment. We believe Gamunex® IVIG is considered to be one of the premium products in its category since its launch due to a comprehensive set of differentiated product characteristics. Further, the FDA granted Gamunex® IVIG orphan drug status, which provided marketing exclusivity for the CIDP indication in the United States through September 2015. We had an estimated 23% market share in the United States for IVIG at the end of 2016.

In addition, we are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema. It is licensed in 28 countries worldwide.  Prolastin®/ Prolastin®-C A1PI is the leading A1PI product in the United States and Europe, where it is licensed in 15 countries. In Italy and Spain, we previously distributed Prolastin® through third parties. We began distributing Prolastin® directly to those two countries in 2013 and we began conducting clinical trials in Europe in 2013 to obtain Prolastin®-C approval there.

We had an estimated 67% market share for this product globally at the end of 2017.  In September 2017, the FDA approved our liquid formulation of alpha-1 antitrypsin (Prolastin®-C Liquid) as a replacement therapy to treat alpha-1 antitrypsin deficiency. It is the first liquid formulation of an alpha-1 antitrypsin deficiency replacement therapy manufactured in the U.S.

Alphanate® and Fahndi™, our Factor VIII/von Willebrand factor products, are used both for the treatment of hemophilia and von Willebrand disease.  In addition, our albumin product meets U.S. and European requirements, making it attractive to biotechnology companies and genetic labs, as well as hospitals and physicians.

In addition to the products described above, we also produce intramuscular (hyperimmune) immunoglobulins, which are used for the prevention and treatment of tetanus, prevention and treatment of hepatitis B, and Rh factor complications during birth; Anbinex® and Thrombate® III, which are used in the prevention and treatment of thromboembolic complications; AlphaNine® and Factor IX Grifols®, which are used in the prevention and control of bleeding in patients with hemophilia B; and Niuliva® and Igantibe®, which are used after liver transplants to prevent hepatitis B reinfection of the graft. In 2017, we obtained FDA and EMA approval for a biological sealant composed of fibrinogen and human thrombin used in surgical operations to expedite the healing process.

To sell plasma derivative products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.  To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction.  We have 683 hemoderivative product licenses registered in 93 countries throughout Europe, the United States, Latin America, Asia and the rest of the world.  Our most significant government-issued licenses for plasma derivative products are:

•                                          Flebogamma®/Flebogamma® DIF/Gamunex®/Gamunex®-C Immunoglobulin.  We have 106 licenses for the marketing and sale of one or more of these immunoglobulin products;

•                                          Fahndi™/Alphanate®/Koate® Factor VIII.  We have 97 licenses for the marketing and sale of one or more of these Factor VIII products;

•                                          Human Albumin Grifols®/Albutein®/Plasbumin® Albumin.  We have 201 licenses for the marketing and sale of one or more of these albumin products in its various concentrations; and

•                                          Prolastin®/Trypsone® A1PI.  We have 33 licenses for the marketing and sale of one or both of these A1PI products.

Pursuant to the Consent Order, we have granted Kedrion the exclusive license to sell Koate®-DVI in the United States (as defined in Item 8 of this Part I, “Financial Information — A. Consolidated Statements and Other Financial Information — Antitrust Approval of Talecris-Grifols Merger”).

In addition to the sale of the products described above, we have entered into a series of arrangements with many Spanish transfusion organizations to fractionate recovered plasma (plasma separated from blood obtained from a blood donation) from such organizations and manufacture plasma derivatives under our own brand name for use by hospitals.  We charge the transfusion centers for the fractionation and manufacturing service. We also have contracts with Czech and Slovak organizations.  We also provide virus photo-inactivation of transfusion plasma to hospitals and clinics in Spain.  The plasma is inactivated at our manufacturing facilities and then sent back to the clinic or hospital at which it was collected, where it is used for transfusions.

The Diagnostic Division

The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories.  We believe that we have a significant market share of sales in NAT blood screening solutions. In addition, we have increased our sales of automated immunohematology systems and reagents to hospital transfusion and blood centers in several markets.  We also continue to grow our portfolio of clinical and diagnostic products in select areas, including autoimmunity and hemostasis, and have agreements to extend the number of antigens we manufacture for use in clinical and blood bank diagnostic tests.  The Diagnostic division accounted for €732.4 million, or 17.0% of total net revenue in 2017. Our principal diagnostic products are:

Product Description	Main Applications

Transfusion Medicine:

Procleix® Tigris®/Procleix® Panther® systems. Automated NAT blood screening systems, assays and software.

Used to detect infectious viruses in donated blood and plasma including: HIV (Types 1 & 2); Hepatitis A, Hepatitis B, Hepatitis C and Hepatitis E; parvovirus B19; West Nile Virus; Dengue Virus; Zika (CE marked and FDA approved as IND); and Babesia (FDA approved as an IND in selected centers).

WADiana®/Erytra® /Erytra® Eflexys analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.	Used to perform routine pre-transfusion blood typing, antibody screening, antibody identification and cross-match tests.

Antigens. Critical component of certain infectious disease tests.	Used in the manufacture of clinical diagnostic and blood donor screening immunoassays.

Leucored and standard blood bags. Blood bags configured according to all blood bank separation protocols. Leucored blood bags incorporate an in-line filtration system.	Used for collection and transfusion of blood.

Clinical and Specialty Diagnostics:

Triturus® analyzers. Open and fully automated analyzer for ELISA (enzyme-linked immunoabsorbent assay), tests with multi-test/multi-batch capability.	Automates the enzyme immunoassay testing in microtiter plate format and the processing of several batches of samples simultaneously.

Q-Coagulometer™ and Q-Smart™ analyzers. Fully automated hemostasis analyzers that use reagents to measure blood coagulation levels.	Used to diagnose and measure blood coagulation status of patients with blood coagulation-related and hemorrhagic disorders.

Coagulation reagents, instrumentation and software.	Used to establish the coagulation status of patients and to handle the corresponding results.

Promonitor. Highly specific ELISA kits for quantification of serum drug levels and anti-drug antibodies of various biological drugs	Used to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases.

We assemble the majority of our instrument analyzers at our Parets facility. We manufacture antigens at our Emeryville facility, oligos and other critical components of the transcription-mediated amplified NAT kits for blood and plasma infectious diseases screening at our San Diego facility and our blood bags at our facility located in Las Torres de Cotillas, Murcia, Spain, or the Murcia facility, which has an estimated capacity of nine million blood bags per year.

The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions.  We have over 2,323 diagnostic product licenses registered in 71 countries in Europe, the United States, Canada, Latin America, Africa and Asia.

In addition to the products noted above, we offer our customers products developed in collaboration with, or manufactured by, third-parties that we believe complement our product lines.

The Diagnostic division distributes products in Europe, North America, Asia-Pacific, the Middle East, Latin America and Africa.

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

We continue to focus on obtaining FDA and other regulatory approvals to expand our portfolio of NAT products. In 2015, a European Conformity, or CE mark, was granted for the NAT test that detects both parvovirus B19 and hepatitis A virus (Procleix® Parvo/HAV) in human plasma on the Procleix® Panther platform, enabling Grifols to increase the number of tests available for this platform and to expand its portfolio of products designed to meet the specific needs of the plasma industry.  In 2016, the Procleix® Tigris system underwent a series of significant software and hardware improvements to better address evolving market needs, including more functional and streamlined software and increased storage holding for key consumables. In 2017, a new assay to detect babesia, a tick borne disease, obtained FDA approval under an Investigational New Drug protocol. The assay is designed to be used for routine screening by U.S. blood banks on the Procleix® Panther® system.

In 2016, we began working on an Investigational Use Only (IUO) assay to accommodate requests to test blood in areas potentially affected by the Zika virus. In June 2016, the first samples were tested using Grifols Procleix® Zika virus assay on a Procleix®  Panther® system under an Investigational new drug (IND) protocol. In August 2016, the FDA issued non-binding recommendations that require NAT screening of all individual donations in the United States and its territories. Grifols is currently providing reagents, instruments and services to all of our U.S. customers to allow the screening of more than 85% of the U.S. blood supply.  The record-time development of the Procleix Zika virus assay, reinforces our commitment to blood safety worldwide. In 2017, we obtained CE marking for the Zika virus assay.

Clinical trials to support U.S. registration of the Procleix Ultrio Elite Assay (HIV and hepatitis B and C) and Procleix WNV Assay (West Nile Virus) on the Procleix Panther system were completed in 2016 and the corresponding Biologics License

Applications (BLA) are now undergoing review by the FDA. A new version of the Procleix® Xpress (v.3.0) pipette was submitted for FDA approval during 2017.

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

We continue to experience strong sales of our DG Gel® blood typing products. In December 2016, we obtained CE marking for Erytra Eflexis®, a fully automated, mid-size analyzer that performs pretransfusion compatibility testing using DG Gel® technology that was launched in June 2017. It has a smart and compact design, offering intuitive operation that has expanded our product portfolio, which already includes the WADiana® and Erytra® analyzers and DG Gel® cards. In the United States, our blood typing solutions have experienced solid growth. Grifols has expanded commercialization efforts and will continue to promote this area in light of its high growth potential.

In 2015, we opened the “Grifols Immunohematology Center” in our laboratories in San Marcos, Texas. The Grifols Immunohematology Center provides reference lab testing, consulting and education services to transfusion medicine professionals. In 2016, we expanded the number of tests offered by the center to include simple and complex serological tests.

In several countries, we distribute the BLOODchip® blood group genotyping tests manufactured by Progenika, a Grifols company. In 2017, Progenika obtained CE marking for the ID RHD XT Diagnostic Kit, a new molecular diagnostic kit that detects the most relevant RhD variations, and obtained FDA approval for a new genetic test to detect alpha-1 antitrypsin deficiency. This test has had CE mark approval since December 2016.

In select markets, we are working to expand the availability of Grifols’ blood collection bags and systems, as well as our Gricode™ transfusion component tracing systems. To strengthen our position in Brazil, we finished construction of a blood bag manufacturing plant in Campo Largo (Paraná) in November 2017, where we expect to commence operations in 2018.  The plant has an initial production capacity of two million units, expandable to four million units.

As part of the Novartis Acquisition, we also acquired a product line of high quality antigens, which are critical components of clinical diagnostic and blood screening immunoassay tests sold worldwide, which are produced through a joint business with Ortho Clinical Diagnostic.

As part of this joint business with Ortho Clinical Diagnostic, in 2015, Grifols signed a new contract with Abbott Laboratories for the supply of high quality antigens used in the manufacture of immunoassay diagnostics. This contract, with a total value of approximately $700 million, extended the supply of antigens until 2026, ensuring higher levels of recurring income in this area. In 2017, we extended our existing agreement with OraSure Technologies by five years, reinforcing our position as a flexible provider of antigens. In 2016, we obtained CE mark approval for the VITROS® HIV Combo test, developed by Grifols and Ortho Clinical Diagnostics for the early detection of HIV infection. This is an important milestone in the joint business between the two companies, in which Grifols is responsible for manufacturing the antigens for the test.

Clinical and Specialty Diagnostics

Our Q-Coagulometer™, Q-Smart™ and Triturus® analyzers remain key product lines in the clinical and specialty diagnostics product line.  In 2015, the Q-Smart™ analyzer (a mechanism for laboratories to automate and standardize hemostasis tests) was commercially launched in Latin America. We expects FDA approval for several products in our hemostasis line in 2018, including its new Q® Smart and Q® Next analyzers. In 2017, we strengthened our hemostasis line with an agreement with Beckman Coulter, a global supplier of diagnostic solutions. The exclusive, long-term agreement includes the worldwide distribution of our hemostasis instruments, reagents and consumables. The market launch for these products in Europe is expected in early 2018.

We also continue to offer a broad portfolio of hemostasis reagents in this line, including DG™-Chrom PC, a proprietary chromogenic kit for Protein C, and DG™-TT L human reagent, a liquid human thrombin for determining thrombin time.

Also within Clinical and Specialty Diagnostics, Progenika Biopharma obtained in 2015 CE marking for its first genetic diagnosis test for Familial Hypercholesterolemia (FH) using next generation sequencing technology (NGS). The division continues its efforts to broaden the Promonitor® line, used to monitor biologic drugs as sales continue in Chile, select European Union countries and Australia.  The Promonitor® product line includes an ELISA (enzyme-linked immunoabsorbent assay) device line also developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. In 2015, CE marking was granted for two new references of tests in the Promonitor family that enable treatment with the biological product golimumab. In 2016, we obtained CE marking for several new reference tests in the Promonitor family of products, to permit the use of a single dilution to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases, such as rheumatoid arthritis and ulcerative colitis. In 2017 the division launched the PromonitorQuick®, a point-of-care diagnostic kit that detects anti-infliximab antibodies, antibodies that appear in patients with chronic inflammatory diseases who are treated with biological drugs.

We also continue to distribute our Triturus® analyzer, an open and fully automated analyzer for ELISA tests with multi-test/multi-batch capability. As an open system, it can be used for the automatization of our autoimmunity and biological drug monitoring product lines and other products in our portfolio for which we are distributors.

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

The Hospital Division

The Hospital division manufactures products used by hospitals, such as parenteral solutions and enteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture.  The Hospital division accounted for €105.6 million, or 2.4%, of our total net revenue in 2017.  We believe we are the leader in the Spanish intravenous therapy segment in intravenous solutions, with a 32% market share.

Hospital logistics and i.v. tools segments are also strategic areas for the Hospital division. With i.v. tools, we are the leaders in bringing GMP procedures and product solutions to the hospital pharmacy, increasing the safety of their compounding needs. With the hardware and software solutions offered by the Hospital logistics area, we are the market leader in Spain and Latin America in terms of offering solutions to manage the flow of medications in hospitals. During 2017, Grifols purchased an additional 40% stake in Kiro Grifols, for an aggregate 90% stake. Following the close of the fiscal year, we further reinforced the division by acquiring the U.S. technology firm MedKeeper, which develops and markets mobile and web-based technology solutions for the management of hospital pharmacies. The acquisition complements our Pharmatech line and enhances our presence in the U.S. market. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Subsequent Events.”

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

The production, marketing or sale of our various Hospital division products are subject to prior registration with authorities of the relevant jurisdictions.  We have close to 187 licenses for our Hospital division products registered in 39 countries throughout Europe, Latin America, Africa, Canada and the United States.  Our sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use our medical devices, using our own distribution network and external distribution organizations in some Latin American markets.

As our Hospital division generates most of its revenue in Spain (68% of net revenue in 2017), it has been impacted by budgetary constraints in the Spanish health sector. In order to address these challenges more effectively, in 2014, we reorganized our commercial structure in Spain, by focusing on a more specialized, integrated model, both geographically and functionally. As a result of this reorganization, sales growth in Spain in 2017 was stable. We also continue to promote international expansion of this division. The most important milestone of 2017 was the FDA approval for Grifols 500 ml normal saline solution in polypropylene bags (0.9% sodium chloride) that reinforces the global expansion of the division and marks an important step forward.

The Hospital division has established a new commercial strategy to promote Pharmatech’s presence in Latin America through the use of specialist distributors in this sector, while also maintaining a direct sales effort.

Intravenous Therapy

We manufacture and distribute intravenous solutions, primarily in Spain. In 2017, the FDA approved Grifols’ 500 ml normal saline solution in polypropylene bags (0.9% sodium chloride), manufactured in our Murcia (Spain) plant, allowing the division to market this product in the U.S. market. The FDA approval also supports the group’s self-sufficiency, since the product will also be used in Grifols’ U.S. plasma collection centers to restore the circulatory volume in donors. The FDA approval reinforces the division’s global expansion and marks an important step forward that opens up the possibility of new future authorizations for other products manufactured in the Murcia and Barcelona facilities. Moreover, it bolsters Grifols’ global expansion efforts and confirms its strategy of fostering the complement of products and services among its divisions. In addition, we have increased our focus on manufacturing ready-to-use intravenous mixtures for third parties. We believe this approach will contribute to the Hospital division’s geographic diversification and allow us to maximize productive use of the Parets facility.

We are continuing to develop ready-to-use potassium solutions in polypropylene packaging. We have added to our portfolio of large volume parenterals a new system of needle-free Polypropylene bags, an added value product addressed to avoid injuries to health care practitioners.  Both Parets and Murcia, were audited by the FDA in June 2015, without any observation. We are also in the process of developing intravenous paracetamol for sale in Latin American countries and intravenous ibuprofen for sale both in Ibero American countries under the Grifols brand and through third-party distributors in Europe and the U.S. We have signed an agreement with Henry Schein for 0.9% Sodium Chloride distribution in the United States.

We continue to consolidate third-party manufacturing contracts. In 2015, and in line with the strengthening of the activity in third-party manufacturing contracts, the dossier for an analgesic in polypropylene bag for the North American market was submitted to the FDA. Development work continues on a ready-to-use, non-steroidal anti-inflammatory in bag presentation for Europe and the United States.  In 2017, we signed new third-party manufacturing contracts, consolidating our activity in this area at the same time that we obtained FDA authorization to manufacture a prediluted antiplatelet in the U.S. for a Canadian firm.

Pharmatech: Hospital Logistics and i.v. Tools

We provide logistic solutions to hospital pharmacies by selling products related to the logistical organization of pharmacies and warehouses of hospitals, including packaging instruments and software programs for hospital management, admissions and accounting departments.  Most of these Hospital Logistics products are manufactured by third parties. However, our portfolio includes some products manufactured by Grifols such as StocKey®, an automated Kanban system designed to optimize hospitals’ healthcare material restocking processes, StockKey RFID®, a radiofrequency identification cabinet for the storage of high value medical devices, such as prosthetics and coronary stents, and BlisPack®, a system designed and manufactured by us to automate the cutting of prescription pill blister packs and the electronic identification of specific drugs for individual patients to be used by hospitals.

We also manufacture and distribute a complete portfolio of tools used in connection with the preparation of specific intravenous medication, which we refer to as i.v. Tools. We commercialize Misterium™, a cleanroom we designed to order and install on site to customer specifications. We have expanded our Misterium™ cleanroom solutions with the incorporation of airinspace®, a medically effective air and surface decontamination system. As the exclusive distributor of these products in the United States, Grifols is able to offer a broad portfolio of products for U.S. hospital pharmacies and pharmacies specialized in master formulas.

PhocusRx is a system of non-invasive cameras, used in many hospital pharmacies in the United States to validate and document the process of preparing intravenous mixtures. In 2016, this system was adopted at the Memorial Sloan Kettering Cancer Center in the United States and in 2017 the sales efforts have enabled the integration of the Phocus Rx® workflow management systems for hospital pharmacies in three of the five main U.S. hospital information systems.

We are managing the global introduction of the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products. We expect that the Kiro Oncology robot will be one of the principal drivers of i.v. Tools product line growth in the near future. This system enables us to offer to hospital pharmacies worldwide what we believe to be the most complete portfolio of solutions for controlling intravenous medication preparation processes.  In 2015, Kiro Grifols obtained FDA marketing approval in the United States for the Kiro Oncology system. The Ann & Robert H. Lurie Children’s Hospital in Chicago was the first center in the United States to adopt the system, and during 2016, Smilow Cancer Hospital at Yale became our second reference site in this market.

Nutrition

We develop and distribute enteral nutrition products, including accessories such as feeding tubes and nutritional bags, for sale in the Spanish market. During 2016, the main driver in the Nutrition segment continued to be our distribution of nasogastric probes manufactured by Halyard. In 2017, we launched a new Diet Grif container that is more adapted to market needs, and relaunched the enteral nutrition line to position it as a modern and innovative brand within the clinical nutrition sector.

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

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. Research and development spending moved from €197.6 million in 2016 to €288.3 million in 2017. Recurring research and development spending, excluding the specific impairment of Aradigm’s assets, was €223.7 million in 2017. See Note 11 to our audited consolidated financial statements included in this annual report on Form 20-F for more detail. In addition, as of December 31, 2017, we had 963 scientists and support staff dedicated to research and development.

We have over 70 years of successful innovation history. For example, we developed a unique fractionation design that reduces the risk of contamination, reduces maintenance costs and increases the amount of product extracted per liter of plasma. We also developed the first centrifugation unit for the automated cleaning of blood cells. In addition, we were one of the first fractionators to conduct double viral inactivation processes for Factor VIII and have designed and implemented a new process for the sterile filling of vials that reduces exposure to potential contaminants as compared to other existing processes. Further, we have developed a nanofiltration method of viral inactivation for our IVIG, Alpha-1 PI, and ATIII products. As a result of our continuing investment in research and development, we believe that we are well positioned to continue as a leader in the plasma-derived therapies industry.

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

	As of December 31,
Development Phase	2017	2016	2015
Discovery	14	16	21
Preclinical	12	14	22
Clinical	26	27	26
Post Commercialization Studies	10	9	12
Rest of projects	18	20	22
Total Bioscience Research and Development Projects	80	86	103

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin and IVIG	Alzheimer’s	Plasma-derived	Alzheimer’s disease	Phase III (completed in Q1 2018)
Antithrombin	Intensive Care	Plasma-derived	Cardiovascular surgery	Phase II for Anbinex® (completed in June 2011) Phase II for Thrombate® III (completed in Q1 2018)
Fibrin glue	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Licensure (November 2017)

AMBAR Study.  We are continuing our ongoing research into possible treatments for Alzheimer’s disease. The Alzheimer Management by Albumin Replacement, or AMBAR, study is a multicenter trial that complements two previous trials and involves combining therapeutic plasmapheresis with albumin and IVIG in different intervals and in varying doses. Since the AMBAR project is mainly based on albumin, the study also includes a treatment arm with albumin alone in order for both approaches, the combination of  albumin plus IVIG, and albumin alone, to be covered. Therefore, we are conducting a Phase III clinical trial to demonstrate the efficacy of plasmapheresis with Albutein ® (5% and 20%) combined with Flebogamma ® DIF 5%, or Albutein ® alone, for improving the cognitive status of patients with Alzheimer’s disease. The study is being conducted in collaboration with hospitals in Spain and in the United States. We received approval for our study from both the Spanish Agency for Medicine and Health Products (Agencia Española del Medicamento y Productos Sanitarios) and the FDA, and more than 340 patients have enrolled. We will complete the trial in 2018.

We incurred costs in the amount of €10.1 million, €11.4 million and €10.8 million in connection with this project in 2017, 2016 and 2015, respectively. We hold significant granted patents and patent applications on the production of albumin and IVIG as well as on the combination of plasma exchange with albumin replacement for the treatment of Alzheimer’s disease.

Antithrombin. In 2008, we initiated research into the clinical efficacy of antithrombin for use on cardiac surgery patients with cardiopulmonary bypass. In June 2011, we concluded Phase II clinical trials involving the use of our antithrombin Anbinex. In June 2014, we began a second Phase II trial for the same indication using Thrombate III. Enrollment was completed in January 2018. We incurred costs in the amount of €4.2 million, €3.8 million and €2.0 million in connection with this project in 2017, 2016 and 2015 respectively.

Fibrin Glue.  We began clinical trials into the safety and efficacy of the use of fibrin glue as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008. In 2014, we completed a clinical trial in the European Union for the use of fibrin glue in vascular surgery. Three additional clinical trials were performed: (i) a Phase III clinical trial in the United States for the use of fibrin glue in solid organ surgery; (ii) a Phase III clinical trial in the United States for the use of fibrin glue in soft-tissue surgery; and (iii) a Phase III clinical trial for the use of fibrin glue in vascular surgery in the United States. All of the

U.S. clinical trials for fibrin glue were completed in 2015. Marketing authorization approvals were received from the FDA and EMA in November 2017.

We incurred costs in the amount of €2.2 million, €7.8 million and €16.8 million in connection with this project in 2017, 2016 and 2015, respectively. We hold significant granted patents on the fibrinogen and thrombin production processes.

Other Bioscience research and development projects undertaken during 2017 included:

•                                          development of a high concentration immunoglobulin for subcutaneous administration;

•                                          clinical programs to evaluate new indications of Flebogamma® DIF 5% and Gamunex®-C;

•                                          Alpha-1 PI. A liquid formulation of Prolastin®- C is expected to provide an important advancement in manufacturing efficiency as well as improved patient convenience. After the clinical trial was completed, FDA approval was received in September 2017;

•                                          a clinical study to evaluate the effects of the prolonged administration of human albumin on cardiovascular, hepatic and renal function in patients with advanced cirrhosis and ascites.  One study involves the administration of Albutein® 20% and is being conducted at six Spanish hospitals; and

•                                          a study designed to evaluate the effects of plasma exchange on the functional capacity of serum albumin on cerebral, circulatory and renal dysfunction.

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

Diagnostic Division Initiatives

Research and development in the Diagnostic division is focused on the development of recombinant proteins and in vitro diagnostic reagents and equipment, principally for pretransfusional testing, hemostasis diagnosis and biological drug monitoring. It is based on enzymatic and immunologic reactions and molecular genetic testing, using different technologies as RBC agglutination, latex particles agglutination, solid phase capture, lateral flow and chromogenic substrates. The company has also been involved in research and development activities related to NAT testing of blood and plasma with molecular tests, and during 2017 it obtained FDA approval for a new genetic test to detect alpha-1 antitrypsin deficiency.

The principal research and development projects that we are undertaking in this division are: (i) development of recombinant proteins for the manufacture by third parties of finished kits, mainly for blood virus screening focused on HIV and hepatitis diagnosis, and also for the manufacture of Grifols finished kits for hemostasis testing as well as for the Immunohematology line of products; (ii) red blood cell typing tests and blood compatibility testing through the use of gel technology, liquid reagents and our patented Multicard device as well as the corresponding automated platforms (the division obtained  a CE Mark for the Erytra Eflexis analyzer to automate transfusion test based on gel cards) (iii) genetic detection of red blood cell and platelet antigens; (iv) the development of an automatic ELISA platform and a broad menu of drug and anti-drug ELISA kits; and (v) the development of a complete range of hemostasis reagents and automatic equipment; (vi) development of finished kits for NAT testing for infectious disease, including Zika virus detection; for which a BLA has been submitted to the FDA; and (vii)  development of further multiplexed tests based on NAT technology.

Additionally, the Diagnostic division is developing medical devices for the extraction and storage of blood components. In 2017, we received the marketing authorization approval from Spain CE Mark Notified Body for Leucored Platelet Kit. The principal products under development were phthalate (DEHP)-free blood bags and Leucored RC bags soft filter.

Hospital Division Initiatives

The research and development team in the Hospital division primarily focuses on developing complementary products and on improving the safety and efficiency of existing products. The principal projects currently under development are a flexible plastic container closure system for biological products, 0.9% Sodium Chloride in Fleboflex Luer container for Kiro Fill ®, an anticoagulant solution, a nonsteroidal anti-inflammatory solution (NSAID) and a new version of the Gri-fill ® system. During 2017, we received FDA marketing authorization approval for the 500ml physiological saline solution (0.9 % sodium chloride) manufactured at the Murcia facility and for a new set (peristaltic set) for the Gri-fill ® system in Europe and the U.S. In the fluid therapy market, work continues on the study of the stability of various ready-to-use mixtures in polypropylene packaging, in order to increase the range of mixtures available for hospital use. Additionally, the Hospital division is developing ready-to-use mixtures for third-party distribution.

The Hospital division is also researching and developing new software and devices using state-of-the-art technology, such as cloud systems, mobile apps and Radio-Frequency Identification (RFID), to improve the workflow and productivity in the IV compounding areas, traceability of the preparations and pharmaceutical products and improving the medication workflow as a whole. Other field of development is targeted to the traceability of the high cost implants and medical devices.

As part of the AMBAR study, the Hospital division is collaborating on the development of special devices and containers specifically designed for the procedures and protocols of the study. The Hospital division is also collaborating on the manufacturing of the cuvette of Q-Coagulometer for the Diagnostic division.

In 2017, the Kiro-Grifols joint venture became a subsidiary of Grifols. We now control the research and development activities of the entity and intend to focus on compounding procedures, preparation technologies and cleanroom development to create new compounding automated platforms that will be introduced in the coming years.

The Hospital division is collaborating with Bioscience Division in development of products such as plastic holder for syringes of Fibrin Glue, among others.

Other Initiatives

In addition, we are increasing our research and development activities in new fields. We conduct these activities through the creation of joint ventures participated in by Grifols Innovation and New Technologies Ltd (GIANT), established in 2016, through agreements to use patents owned by third parties and through selective acquisitions.

Our acquisitions of Araclón and VCN Biosciences in 2012 expanded our research and development capabilities in fields outside of our traditional business segments. Araclón is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease. Araclón is working on the validation of an early diagnostic kit and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage. The vaccine has passed the animal experimentation stage and a Phase I clinical trial in humans has been completed. In 2017 Araclón obtained approval by the Spanish Drug Regulatory Agency (Agencia Española del Medicamento y Productos Sanitarios) of a Phase II trial of the AB40 vaccine in Alzheimer disease patients and started the recruitment. VCN Biosciences is investigating and developing new therapeutic approaches based on oncolytic adenoviruses to treat tumors for which there is currently no effective treatment. Its most advanced project focuses of the treatment of pancreatic cancer. The Spanish Agency for Medicine and Health Products (Agencia Española del Medicamento y Productos Sanitarios) approved two Phase I clinical trials for this project and VCN Biosciences began recruiting patients for the Phase I trials in the first quarter of 2014. In 2017 VCN obtained approval by the Spanish Drug Regulatory Agency of another Phase I/II trial of VCN-01 in pediatric patients with Retinoblastoma.

In 2015 we initiated a partnership with Alkahest, acquiring 47.58% of the equity of the company, to develop plasma-based products for the treatment of cognitive decline in aging and other central nervous system (CNS) disorders, including Alzheimer’s. In 2017 Alkahest obtained approval by the FDA of a Phase I/II clinical trial of a plasma fraction (GRF-6019) in Alzheimer Disease patients.

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

In 2017 we acquire a 43.96% equity stake in GigaGen Inc., a pre-clinical biotherapeutics company based in San Francisco (California) specialized in the research activities to develop recombinant plyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

The cost of plasma, the key raw material used in the production of plasma-derived products, slightly increased as compared to 2016, due to the investment plan to expand plasma collection centers in the United States to support growing demand for plasma proteins as well as the trend towards greater incentives to reward donors for their time. We continue to monitor the efficiency of our plasma collection platform and have concentrated all of our plasma testing into our two laboratories in Austin, Texas.

In March 2018, we entered into an agreement to acquire 100% of Haema AG, a German based pharmaceutical company that owns 35 collection centers throughout Germany. We believe this acquisition, subject to the authorization by the applicable antitrust authorities among other closing conditions, will diversify the origin of our plasma and guarantee access to raw material for the future. See more details relating to the acquisition in Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

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

We market our products to healthcare providers and other decision-makers, such as those in hospitals, through focused sales presentations.  Although price and volume are negotiated through contractual agreements with intermediaries, demand for our products is generated through promotional efforts by Grifols’ sales representatives.  In the case of GPO’s, the actual sales are made to each GPO’s authorized distributor(s) at the contract price, and the distributor then sells the products to that GPO’s members.  We promote our products directly to the GPO’s members.  For safety and post-sale service reasons, the distributor is required to provide us with the specifics of the ultimate delivery to the client.

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

During 2017, we distributed the majority of our products through our own distribution network.  In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors.  We have a direct presence in 30 countries and we carefully select distributors in the countries were we do not have a direct presence.  We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers and other customers throughout the world.

Our sales, marketing and distribution network included 1,464 employees as of December 31, 2017, which included 1,227 sales and distribution personnel and 187 marketing employees.

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

As of December 31, 2017, we owned 2,701 patents and patent applications in various countries throughout the world, of which 584 are in the final application process. In some countries, these patents grant a 20-year protection period. 1,036 of these patents are set to expire in the next ten years. As of December 31, 2017, we also owned 3,148 trademarks in various countries throughout the world, of which 112 are in the final application process. In addition, we co-own certain patents and patent applications with third parties, including patent rights co-owned with Novartis following the Novartis Acquisition.

We maintain a department with personnel in Spain and in the United States to handle the patent and trademark approval and maintenance process and to monitor possible infringements.

Plasma Derivative Products

As of December 31, 2017, we owned 1,746 patents and patent applications related to plasma derivatives, including 824 in Europe, 148 in the United States and Canada and 774 in the rest of the world. The most important of these patents relate to:

•                                          the process for the production of virus-inactivated human Gamma Globulin G;

•                                          use of therapeutic human albumin for the preparation of a drug for the treatment of patients suffering from cognitive disorders;

•                                          the process for removing viruses in fibrinogen solutions; and

•                                          the preparation of plasminogen.

Hospital and Diagnostic Products

As of December 31, 2017, we owned 941 patents and patent applications related to our Hospital and Diagnostic products in Europe (528), the United States and Canada (109), and in the rest of the world (304).  The most important of these patents relate to the:

•                                          Gri-fill® System, a process for the sterile filling of flexible material bags;

•                                          BlisPack®, a blister handling machine;

•                                          Erytra Eflexys®, a mid-sized instrument to perform pre-transfusion compatibility tests using DG Gel® technology; and

•                                          Composition for use as abnormal coagulation control plasma in in vitro assays.

As of December 31, 2017, we owned 14 patents and patent applications related to other areas of the business, including eight in Europe, three in the United States and Canada and three in the rest of the world.

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

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities. We have 683 hemoderivative product licenses registered in 93 countries, which include the licenses we hold from the FDA for the sale in the United States of IVIG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC. The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have over 2,323 diagnostic product licenses registered in a total of 71 countries in Europe, the United States, Canada, Latin America, Africa and Asia. With respect to our various Hospital division products, we have close to 187 licenses for our Hospital division products registered in 39 countries throughout the European Union, Latin America and the United States.

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

Insurance Coverage

General and Product Liability

We have a program of insurance policies designed to protect us and our subsidiaries from product liability claims. Effective May 1, 2017, we have product liability insurance coverage for up to $220 million per claim and in annual aggregate for products manufactured in all of our facilities and for third-party products we sell. This policy expires on May 1, 2018. We have elected to self-insure the first $38.5 million per claim and in annual aggregate of our product liability policy through the purchase by one of our subsidiaries of such portion of the insurance policy. See “— Self-insurance” below.

Our master liability program also protects us and our affiliates from certain environmental liabilities arising in those countries in which our subsidiary companies have operations, except in the United States. This risk is covered up to a maximum of $220 million per claim and in annual aggregate.

Biomat USA and Talecris Plasma Resources maintain a separate liability insurance policy. The policy covers their plasmapheresis business activities and expires on May 1, 2018. The maximum amount of coverage for liability claims under the policy is $10 million per claim and in the annual aggregate. In addition, we have general liability coverage for up to $220 million for those two subsidiaries.

Property Damage and Business Interruption

Our property damage and business interruption insurance program covers us and our subsidiaries (including our United States subsidiaries). This insurance program, which expires on May 1, 2018, covers damages suffered by plants and buildings, equipment and machinery. Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1.5 billion per occurrence. It also covers material damages produced by flooding, for up to €100 million per claim and in the annual aggregate.

In addition, this policy covers loss of profit for a period of 36 months with a deductible equivalent to up to five business days of lost profits. Pursuant to the loss of profit benefit, in the event that any or all of our plants stop production due to an event not excluded under the policy, the insurer covers fixed expenses, in addition to net profits we did not earn during the term of coverage.

In addition, this policy covers property damage and business interruption caused by an earthquake in California, up to a limit of $20 million per year.

We also have a transit and inventory insurance program, which covers damages to raw materials, supplies, semi-finished products and finished products for up to $25 million per claim for transit and $850 million for inventory in annual aggregate.

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance Ltd., one of our wholly owned subsidiaries. We self-insure the first $38.5 million per claim per year of our product liability policy, the first €200,000 per loss for property damage and the first ten days of lost profits, the first $27,000 per claim for transit losses, the first €200,000 per claim for inventory losses and $15 million for damages caused by an earthquake in California. These amounts are in excess of the deductibles for each of the policies that make up our insurance programs.

C.                                    Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2017, of 56 companies.  Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated.  In addition, there were nine companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.                                    Property, Plant and Equipment

Our headquarters is located in Barcelona, Spain.  As of December 31, 2017, we owned or leased facilities in six countries.  We currently own or lease manufacturing facilities in 10 sites in nine different locations, three of which have plasma fractionation capabilities.  The table below shows the geographic location and business purpose of our principal properties as of December 31, 2017.

Location	Facility	Own/Lease (2)	Business Purpose
Parets del Vallès, Spain	Industrial Facility One Parets	66% owned; 34% of the property is leased from a third party	Plasma fractionation Manufacture of plasma derivatives & division support activities

	Industrial Facility Two Parets	80% owned; 20% of the property is leased from a third party	Manufacture of Diagnostic and Hospital products

	Industrial Facility Three Parets	63% owned; 37% of the property is leased from a third party	Plasma storage & other operating activities

Los Angeles, California, USA	Industrial Facility USA	93% owned; 7% of the property is leased from a third party	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Clayton, North Carolina, USA	Clayton Facility	Own	Plasma fractionation Manufacture of plasma derivatives

Emeryville, California, USA	Emeryville Facility	81% owned; 19% of the property is leased from a third party	Manufacture of Diagnostic products

City of Industry, California, USA	City of Industry USA	Lease	Plasma storage

Murcia, Spain	Industrial Facility Murcia	82% owned; 18% of the property is leased from a third party	Manufacture of Hospital products

Fribourg, Switzerland	Industrial Facility Switzerland	Lease	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	Own	Manufacture of Diagnostic products

Austin, Texas, USA	Plasma Testing Lab	Lease	Plasma testing

San Marcos, Texas, USA	Plasma Testing Lab	Own	Plasma testing

San Diego, California	San Diego Facility	79% owned; 21% of the property is leased from a third party	Manufacture of components of the TMA amplified NAT kits

Dublin, Ireland	Global Operations Center	Own(1)	Operating activities related to the Bioscience division

Sant Cugat del Vallès, Spain	Headquarters	Lease	Headquarters

Campo Largo, Curitiba, Brazil	Industrial Facility Brazil	Own	Manufacture of Diagnostic products

(1)         We hold a 999 year leasehold interest in the property.

(2)         Lease percentage based on property size.

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities.  All of our fractionation facilities have FDA and EMA certification.  The Spanish and American facilities currently have an aggregate fractionation capacity of approximately 12.5 million liters of plasma per year, and this capacity is sufficient to cover our current production needs.

The Parets facility has a fractionation capacity of 4.3 million liters per year and a unique design that separates the maintenance area from the clean areas required for the fractionation and purification procedures.  This design, which we developed in house, minimizes the risk of contamination and reduces maintenance costs.  In addition to licenses from the European Union and other authorities for the production of various plasma derivative products, the Parets facility is licensed by the FDA for the production of albumin and IVIG.  We are one of the few European plasma derivatives plants to be licensed by the FDA.  In addition to the plasma fractionation facilities, the Parets facility also has energy generation, research and development, packaging and storage facilities for the Bioscience division and manufacturing for the Hospital and Diagnostic divisions.  The Parets facility holds ISO 14000 and ISO 9001 certifications for its parenteral solutions and diagnostic manufacturing facilities. In addition, the Clayton facility in North Carolina holds the ISO 14001 certification by TÜV Rheinland Iberica Inspection, Certification & Testing S.A. The ISO 14001 certification recognizes excellence and continuous improvement in environmental performance. The scope of the certification includes research, development, production and quality control of pharmaceutical specialties derived from human plasma at the Grifols Clayton facility.

We acquired our Los Angeles facility in July 2003, in connection with our acquisition of Alpha’s plasma fractionation business.  We subsequently made significant capital investments in the facility, including the construction of purification and aseptic filling areas for coagulation factors, IVIG and albumin.  The Los Angeles facility is subject to regulation by the FDA and it has a fractionation capacity of 2.4 million liters per year

As a result of the Talecris acquisition, we acquired the Clayton facility.  Since the acquisition, the Clayton facility has benefited from significant capital investment, including compliance enhancements, general site infrastructure upgrades, capacity expansions and new facilities, such as its chromatographic purification facilities and its high capacity sterile filling facility.  The Clayton facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture.  We completed construction and received FDA approval of the new Clayton fractionation plant in 2014, which expanded our fractionation capacity at Clayton to approximately six million liters per year, taking its fractionation capacity to 7.2 million liters per year. In 2015 and 2016, we operated our two Clayton fractionation facilities while transitioning all fractionation to the newly constructed one. The transition of all significant production was successfully completed during 2016. We are currently working on a new fractionation plant with 5.9 million liter capacity per year. We expect it will be in operation in 2022.

Global Operations Center

In the last quarter of 2015, we officially opened a global operations center for our Bioscience division. The new facilities, located in Dublin, Ireland, occupy 22,000 square meters. The new facility centralizes decision-making with regard to commercial policy, R&D policy and supply chain global management. It houses Bioscience’s global logistics and distribution activities; warehousing of plasma, intermediate paste and finished product, labelling, packaging and final conditioning of the product; as well as regulatory and quality activities relating to the supply of plasma and plasma derivatives. It also centralizes our treasury function and acts as our point of access to the capital markets.

We are currently building an albumin purification and filling plant that we expect will be in operation in 2021.

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

United States Government Regulation

In the United States, the FDA regulates drugs, biologics, plasma collection and medical devices under the FDCA and, as applicable, the Public Health Service Act, or PHS Act, and their implementing regulations.  Failure to comply with the applicable FDA requirements at any time during the product-development process, approval process or after approval may result in administrative or judicial sanctions.  These sanctions could include, as applicable, the FDA’s imposition of a clinical hold on trials for drugs, devices or biologics, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution or any combination of these sanctions.  Any agency or judicial enforcement action could have a material adverse effect on us.

The BLA (Biologics License Application) Approval Process

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

Drug Supply Chain Security Act

The federal Drug Quality and Security Act of 2013 brought about significant changes with respect to pharmaceutical supply chain requirements and pre-empts state law.  Title II of this measure, known as the Drug Supply Chain Security Act, or the DSCSA, is being phased in over 10 years, and is intended to build a national electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States, including certain of our products.  The law’s track and trace requirements applicable to manufacturers, wholesalers, repackagers and dispensers (e.g., pharmacies) of prescription drugs began to take effect in January 2015 and will continue to be implemented.  The DSCSA product tracing requirements replaced the former FDA drug pedigree requirements and pre-empt state requirements that are inconsistent with, more stringent than, or in addition to, the DSCSA requirements.  The DSCSA also establishes certain requirements for the licensing and operation of prescription drug wholesalers and third party logistics providers, or 3PLs, and includes the creation of national wholesaler and 3PL licenses in cases where states do not license such entities.  The DSCSA requires that wholesalers and 3PLs distribute drugs in accordance with certain standards regarding the recordkeeping, storage and handling of prescription drugs.  According to FDA guidance, states are pre-empted from imposing any licensing requirements that are inconsistent with, less stringent than, directly related to, or covered by the standards established by federal law in this area.  Current state licensing requirements will likely remain in effect until the FDA issues new regulations as directed by the DSCSA.  We believe that we are substantially compliant with applicable DSCSA requirements.

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

The FCA is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government.  In addition, the Healthcare Reform Law amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government.  For the purposes of these recent amendments, an “obligation” includes an identified overpayment, which is defined broadly to include “any funds that a person receives or retains under Medicare and Medicaid to which the person, after applicable reconciliation, is not entitled …”

Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and, if applicable, particular states) under the FCA or equivalent state statutes.  “False claims” can result not only from noncompliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from noncompliance with other laws, such as the Anti-Kickback Law (which was explicitly confirmed in the Healthcare Reform Law), or laws that require quality care in service delivery.  The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain (up to 30% of the government’s recovery plus legal fees) to private citizens who prevail.  When a private party brings a whistleblower action under the FCA, the qui tam plaintiffs file the complaint under seal and serve the complaint on the government only, with written disclosure of substantially all material evidence and information they possess. The government then uses the information provided by the qui tam plaintiff to investigate the claims and may elect to intervene in the case within 60 days of receiving the complaint, unless extended for good-cause. The defendant is not made aware of the lawsuit until the case is unsealed. Many states have enacted similar laws, and these state laws have their own penalties which may be in addition to federal FCA penalties.  The bringing of any federal FCA action could require us to devote resources to investigate and defend the action.  Violations of the FCA can result in treble damages, and each false claim submitted can be subject to a civil penalty, which, for penalties assessed after February 3, 2017 whose associated violations occurred after November 2, 2015, ranges from a minimum of $10,957 to a maximum of $21,916 per claim.

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

We have EMA Orphan Drug Designations for the following 3 products:

•                                          Alpha-1 proteinase inhibitor (for inhalation use) for the treatment of cystic fibrosis; and

•                                          Alpha-1 proteinase inhibitor (for inhalation use) for the treatment of congenital alpha-1 antitrypsin deficiency.

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

Changes to Market Authorization.  There are four classes of changes to existing market authorizations in Canada.  Level 1 changes are considered “significantly different” and have the potential to impact safety, efficacy, quality or effectiveness of the product.  These require the filing of a Supplemental New Drug Submission, and a NOC must be issued by Health Canada prior to implementation of the change.  Level 2 changes are not considered “significant,” but a “Notifiable Change” submission must be filed to Health Canada for review, and approval is provided via a “No Objection” letter to the sponsor.  Level 3 changes have minimal potential to impact safety, quality or effectiveness and can be made without prior approval of Health Canada; a summary of these changes is reported to Health Canada with the sponsor’s Annual Drug Notification.  Level 4 changes are implemented without any notification to Health Canada, based on no expectation of risk.

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

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon ASP.  Beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient schedules changed to ASP + 6%.  This payment was based on a volume-weighted average of all brands under a common billing code.  After changes in certain prior years, CMS increased the rate back to + 6% for 2013 and maintained the same rate for 2014 through 2018, except that effective January 1, 2018, a new CMS rule went into effect substantially cutting reimbursement paid to hospitals and other providers for certain outpatient drugs and biologicals, including certain of our products, that are purchased by these providers under the 340B/PHS program.  The reimbursement was decreased from ASP + 6% to ASP - 22.5%.  The outcome of this reimbursement change on our business is uncertain, but it may decrease demand for our products and have an adverse effect on our business. In addition, under the Bipartisan Budget Act of 2013 and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2025.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.  Other pricing concerns in the United States include that President Trump has suggested he would support pharmaceutical pricing negotiations on behalf of Medicare and certain Senators have stated their intent to introduce a bill authorizing importation of pharmaceuticals where pharmaceutical prices of certain products in the United States are deemed excessive.  It is not clear that any such pricing negotiation or importation measures will be enacted.

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

The availability of federal funds to pay for our products under the Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS drug pricing program.  The 340B/PHS drug pricing program extends discounts to a variety of community health clinics and other specified entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals.  The PHS ceiling price cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount.  We have entered into a PPA with the government in which we agree to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use.  Evolving requirements with respect to this program continue to be issued by the HRSA of HHS, the federal agency responsible for oversight of the 340B/PHS program, which creates uncertainty.  For example, on January 5, 2017, a final rule was published in the Federal Register including provisions on how to calculate the ceiling price for covered outpatient drugs under the 340B/PHS program and addresses the imposition of civil monetary penalties, or CMP, would be imposed on a manufacturer that knowingly and intentionally overcharges a covered entity.  However, HRSA has repeatedly delayed the effective date of the rule, and most recently delayed the effective date to July 1, 2018.  In another development, effective January 1, 2018, a new CMS rule went into effect substantially cutting reimbursement paid to hospitals and other providers for certain outpatient drugs and biologicals, including certain of our products, purchased by these providers under the 340B/PHS program.  The reimbursement was decreased from ASP plus 6% to ASP minus 22.5%.  The outcome of this reimbursement change on our business is uncertain, but it may decrease demand for our products and have an adverse effect on our business. We believe that we meet the requirements of the 340B/PHS program and are continuing to review and monitor these and other developments affecting the 340B/PHS program.

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

The Healthcare Reform Law imposed a fee on manufacturers and importers of branded prescription drugs and biologics based on their sales to United States government health programs.  An aggregate annual fee of $3.0 billion was imposed on all covered entities for 2014 through 2016. The aggregate fee is allocated among applicable manufacturers and importers, including us, based on their relative sales to government health programs.  The aggregate fee increased up to $4 billion for 2017, $4.1 billion for 2018, and is scheduled to be reduced to $2.8 billion for 2019 and thereafter.  Beginning in 2013, the Healthcare Reform Law also imposed a new excise tax on many medical devices equal to 2.3% of the sales price, and excludes devices generally purchased by the general public at retail for individual use.  However, with respect to the medical device excise tax, a two-year moratorium was imposed under the Consolidated Appropriations Act, 2016, suspending the imposition of the tax on device sales during the period beginning January 1, 2016 and ending December 31, 2017. On January 22, 2018, an additional two-year moratorium was imposed under Public Law No. 115-120, suspending the imposition of the tax on device sales during the period beginning January 1, 2018 and ending on December 31, 2019.  Diagnostic division equipment that we manufacture or import into the United States may be subject to these taxes.  In addition, the Prescription Drug User Fee Act, or PDUFA, first enacted in 1992, sets forth user fees that pharmaceutical and biological companies pay to the FDA for:  certain applications for approvals of drugs and biologicals; the establishments where the products are made; and the products themselves.  The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures.  PDUFA is subject to reauthorization by Congress every five years, and in December 2016, after a lengthy process involving significant industry and other stakeholder input, the FDA submitted its final recommendations to Congress for the sixth PDUFA reauthorization, which was signed into law in August 2017, and which covers fiscal years 2018 through 2022.

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

Item 4.A.                                             UNRESOLVED STAFF COMMENTS

None.

Item 5.                                                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2017 and 2016, and for the three years ended December 31, 2017, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.  You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

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

We have prepared our audited consolidated financial statements as of December 31, 2017 and 2016, and for the three years ended December 31, 2017 in accordance with IFRS, as issued by the IASB.  The financial information and related discussion and analysis contained in this item are presented in euro except as otherwise specified.  Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2017 and 2016, and for the three years ended December 31, 2017.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.                                    Operating Results.

Subsequent Events

On January 26, 2018, Grifols acquired, through its subsidiary Grifols Shared Services North America, Inc., the U.S. company Goetech, LLC, based in Denver, Colorado, doing business as MedKeeper.  This transaction, for a total of $ 98 million, included a 51% stake in the company and a call option for Grifols and put option for Medkeeper for the remaining 49% on the third anniversary of the deal. Grifols holds a majority position on the board of directors. Medkeeper’s core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the process, control systems and monitoring different preparations while increasing patient safety. This investment will enhance the activity of the Grifols Hospital division and it is part of the strategy to underpin this division into the U.S. market.

In March 2018, we entered into an agreement to acquire 100% of Haema AG, a German based pharmaceutical company that owns 35 collection centers throughout Germany, for a purchase price of €220 million on a debt free basis. We believe this acquisition, subject to the authorization by the applicable antitrust authorities among other closing conditions, will diversify the origin of our plasma and guarantee access to raw material for the future.

Factors Affecting Our Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union.  The existence of price controls over these products has adversely affected in the past, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products.  Our ability to continue to increase our revenue depends substantially on increased access to plasma.  We currently obtain our plasma from the United States primarily through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints.  In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 190 operating plasma collection centers located across the United States.  We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions.  Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. (merged with Biomat USA in 2015) in 2006; eight plasma collection centers from a subsidiary of Baxter (now Shire) in 2006; four plasma collection centers from Bio Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma.  Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers. In 2016, we purchased equity interests in the Interstate Blood Bank Group (a 49.19% equity interest in Interstate Blood Bank, Inc., a 48.97% equity interest in Bio-Blood Components, Inc. and a 48.90% equity interest in Plasma Biological Services, LLC), one of the main private and independent plasma suppliers in the United States, with the option to purchase the remaining 51%. In February 2017, we purchased six collection centers from Kedplasma LLC.

In March 2018, we entered into an agreement to acquire 100% of Haema AG, a German based pharmaceutical company that owns 35 collection centers throughout Germany, for a purchase price of €220 million on a debt free basis. We believe this acquisition, subject to the authorization by the applicable antitrust authorities among other closing conditions, will diversify the origin of our plasma and guarantee access to raw material for the future.

In 2017, our plasma collection centers obtained approximately 9.3 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties).  We believe that our plasma requirements through 2018 will be met through:  (i) plasma collected through our plasma collection centers and (ii) plasma purchased from third-party suppliers pursuant to various plasma purchase agreements.

Acquisitions

GigaGen Investment

In July 2017, we acquired a 43.96% equity interest in GigaGen Inc., or GigaGen, a pre-clinical biotherapeutics company, for $35 million. As part of this acquisition, we entered into a research and collaboration agreement with GigaGen whereby, in exchange for a collaboration fee of $15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant plyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

Investment in Access Biologicals, LLC

On January 10, 2017, we acquired 49% of the voting rights in Access Biologicals for $51 million.  We were also granted the option, exercisable in 2022, to purchase the remaining 51% of the voting rights of the company for a multiple of its earnings within a five-year timeframe. Access Biologicals is based in Vista, California and collects and manufactures an extensive biological product portfolio. It provides support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

The Hologic, Inc. Acquisition

On December 14, 2016, we entered into the Hologic Agreement with Hologic.  The Hologic Transaction closed on January 31, 2017, at which time we paid a purchase price of $1.865 billion to Hologic.  The agreement included activities related to the research, development and production of reagents and instruments based on NAT technology. Prior to the transaction, we and Hologic jointly operated this business, with Hologic responsible for research and development and manufacturing of the Procleix® blood screening products and Grifols responsible for their commercialization worldwide.

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

Acquisition of Progenika

On March 3, 2016, we announced the acquisition of shares representing 32.93% of the economic and voting rights of Progenika Biopharma, S.A., or Progenika, for a total amount of €25 million. The acquisition involved the execution of the put and call options that certain shareholders of Progenika and Grifols granted to each other on February 27, 2013. As a result, Grifols has increased its stake in Progenika to 90.23% of the share capital as of December 31, 2017.

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

Kiro Grifols Acquisition and Joint Venture

In September 2014, we acquired 50% of the voting and economic rights of Kiro Grifols for €21 million (which rights we increased to 90% in July 2017 by paying an additional €12.8 million).  Kiro Grifols, a spin-off of Mondragon Health, a strategic unit of the Mondragon Corporation, is a Spanish technological company that develops, manufactures and sells machinery and equipment designed to automate or control critical hospital processes, such as dose dispensing in hospital pharmacy and clinical diagnostic services.  It also develops technologies designed to improve the efficiency, safety and quality of hospital processes, such as the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products.

Simultaneously with the execution of the purchase agreement for the additional 40% stake in Kiro Grifols, S.L. in July 2017, together with the remaining shareholder of Kiro Grifols, S.L. (Mondragón Corporation) we signed an amendment to the then existing shareholders agreement, whereby certain provisions governing the management of the company, the distribution of dividends and the transfer of shares (i.e.: 4 year lock-up period, preferential purchase rights, drag and tag along rights) were rendered ineffective as of that time, and Mondragon Corporación maintained the right to appoint 1 member of the board of directors of Kiro Grifols, S.L.

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

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2017, as compared to the year ended December 31, 2016:

	Year Ended December 31,		Change
	2017	2016	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	4,318,073	4,049,830	268,243	6.6%
Cost of sales	(2,166,062)	(2,137,539)	(28,523)	1.3%
Gross profit	2,152,011	1,912,291	239,720	12.5%
Research and development	(288,320)	(197,617)	(90,703)	45.9
Selling, general and administration expenses	(860,348)	(775,266)	(85,082)	10.9%
Operating expenses	(1,148,668)	(972,883)	(175,785)	18.1%
Operating result	1,003,343	939,408	63,935	6.8%
Finance income	9,678	9,934	(256)	(2.6)%
Finance costs	(263,344)	(244,829)	(18,515)	7.6%
Change in fair value of financial instruments	(3,752)	(7,610)	3,858	50.7%
Impairment and gains/(losses) on disposal of financial instruments	(18,844)	—	—	—
Exchange differences	(11,472)	8,916	(20,388)	(228.7)%
Finance result	(287,734)	(233,589)	(54,145)	23.2%
Share of (losses) of equity accounted investees	(19,887)	6,933	(26,820)	(386.8)%
Profit before income tax	695,722	712,752	(17,030)	(2.4)%
Income tax expense	(34,408)	(168,209)	(133,801)	(79.5)%
Profit after income tax from continuing operations	661,314	544,543	116,771	21.4%
Consolidated profit for the year	661,314	544,543	116,771	21.4%

The consolidated profit for the year includes non-recurring items associated with the impact of the U.S. tax reform and the specific impairment of Aradigm’s assets. See to our audited consolidated financial statements included in this annual report on Form 20-F for more detail.

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue.  See Note 23 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue increased by €268 million from €4.0 billion in 2016 to €4.3 billion in 2017. This 6.6% (7.2% at constant currency) net revenue increase is the result of a significant upturn in revenues in all of our divisions and regions where we operate.

The following table reflects a summary of net revenue by each of our divisions for 2017, as compared to 2016:

Summary of Net Revenue by Division	Year ended December 31, 2017	% of total net revenue	Year ended December 31, 2016(2)	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	3,429,785	79.4%	3,195,424	78.9%	7.3%	7.9%
Diagnostic	732,369	17.0%	691,701	17.1%	5.9%	6.8%
Hospital	105,649	2.4%	102,251	2.5%	3.3%	3.3%
Bio Supplies	66,791	1.6%	57,239	1.4%	16.7%	18.1%
Others	18,263	0.4%	34,601	0.9%	(47.2)%	(45.4)%
Intersegments	(34,784)	(0.8)%	(31,386)	(0.8)%	10.8%	11.3%
Total	4,318,073	100.0%	4,049,830	100.0%	6.6%	7.2%

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue.  See “Presentation of Financial and Other Information.”

(2)                                 Comparable revenues considering intersegment sales and the reclassification of the biological products for non-therapeutic use sales that are reported as Bio Supplies Division sales from January 2017.

Bioscience.  Net revenue for the Bioscience division increased by 7.3% (7.9% at constant currency) from €3.2 billion in 2016 to €3.4 billion in 2017. This increase was primarily due to volume growth for our main plasma products, with a moderate increase in pricing. The geographic mix of our sales had a negative impact on revenues due to higher sales volumes of blood clotting factors in more competitive price environments, subject to public tenders in certain emerging markets.

•                  Immunoglobulin volume sales were robust throughout the year, especially in the United States and the main European markets, with growing contributions by specific countries such as Australia and Turkey. Growing global demand for this plasma protein to treat neurological conditions such as chronic inflammatory demyelinating polyneuropathy (CIDP) was evident in core geographies like the United States, where Grifols is the market leader. We also continue to promote diagnostic programs to identify patients with immunodeficiencies that could benefit from immunoglobulin therapies.

•                  Sales of Alpha-1 antitrypsin continued to grow. Higher rates of diagnosis of alpha-1 antitrypsin deficiency, particularly in the United States, Canada and several European countries, drove higher sales of this protein. Demand also grew in certain Latin American countries, although more incipiently.

•                  Sales of albumin, continued to drive the division’s growth, especially in China, the European Union and Latin America. Brazil, Indonesia and several Middle Eastern countries also saw an increase in sales attributable to the division’s commercial efforts.

•                  Sales volume of factor VIII continued to grow in a competitive price environment subject to public tenders in certain emerging markets.

•                  Specialty proteins also drove growth. Hyperimmune immunoglobulin sales were particularly strong. We also signed an agreement with Spain’s Ministry of Health to supply tetanus and diphtheria vaccines beginning in April 2017. We market these vaccines pursuant to an agreement with MassBiologics of the University of Massachusetts Medical School in the U.S.

Diagnostic.  Diagnostic division net revenue increased by 5.9% (6.8% at constant currency) from €692 million in 2016 to €732 million in 2017.  This increase was mainly due to the transfusion medicine business, the division’s main growth driver, as described below.

•                  Sales of NAT donor screening systems (Procleix® NAT Solutions), used to screen blood and plasma donations, were the division’s leading source of revenues. Additional revenue streams included sales of the Zika virus blood screening tests in the United States and greater market penetration in the Asia Pacific region, particularly in Japan, China, Saudi Arabia, Israel and Singapore.

•                  Sales of antigens used to manufacture diagnostic immunoassays, marketed as part of the joint business agreement with Ortho Clinical Diagnostics continued to increase.

•                  The blood typing and immunohematology line also contributed to the division’s revenues. Sales of blood typing reagents were exceptionally strong in China as a result of commercial efforts implemented in this key region, as well as in the U.S., a market where we believe we have substantial growth potential. This upward trend was also seen in certain European countries, including Hungary, Italy, Switzerland, Spain and France. Geographic expansion is one of the main drivers of growth in this division.

Specialty diagnostics revenues remained stable, and will benefit as the division progressively expands its clinical diagnostics product portfolio. We continue to concentrate our efforts on developing new diagnostic tests for personalized medicine through Progenika Biopharma. It has also strengthened the commercialization of Grifols’ hemostasis line thanks to an exclusive global distribution agreement with Beckman Coulter.

Hospital.  Net revenue from the Hospital division increased by 3.3% (3.3% at constant currency) from €102.3 million in 2016 to €105.6 million in 2017. We continue to promote the internationalization of the division. In 2017, 32% of net revenue was generated outside Spain, as compared to 29% in 2016. Sales are growing in Spain, the United States and Latin America as a result of our global expansion efforts By area of specialization, Pharmatech, which includes Hospital Logistics and i.v. Tools, and the Intravenous Therapies and the nutrition lines were the main drivers of growth. There was notable growth in the third-party manufacturing business line from new contracts in the U.S.

Bio Supplies.  As of January 2017, the Bio Supplies division includes revenues previously included in Raw Materials. The division records sales of biological products for non-therapeutic use and other biological products, as well as those related to the fractionation and purification agreements signed with Kedrion.

Net revenue from Bio Supplies increased by 16.7% (18.1% at constant currency) from €57.2 million in 2016 to €66.8 million in 2017 mainly as a result of Kedrion related revenues and sales of biological products for non-therapeutic use.

The following table reflects a summary of net revenue by each of our geographic regions for 2017 as compared to 2016:

Summary of Net Revenue by Region	Year ended December 31, 2017	% of total net revenue	Year ended December 31, 2016 (3)	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	686,983	15.9	651,496	16.1	5.4	5.9
United States and Canada	2,896,505	67.1	2,707,579	66.9	7.0	7.7
Rest of the World	734,585	17.0	690,755	17.0	6.3	6.9
Total	4,318,073	100.0	4,049,830	100.0	6.6	7.2

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

(3)                                 Comparable considering the new divisional structure that allocates “ Raw Materials and Others” by region.

We believe that our ongoing internationalization has helped to improve our sales performance.  We have seen a gradual reduction in the proportion of net revenue to total net revenue accounted for by Spain, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. In 2017, 94% of net revenue, or €4.1 billion, was derived from countries outside of Spain. International expansion remains a strategic priority to stimulate the company’s organic growth, although each division focuses on specific markets and distinct strategies to optimize sales.

The United States has become a core market for the three main divisions. Revenues in the U.S. and Canada grew by 7.0% (7.7% at constant currency) in 2017 to €2,896.5 million. Meanwhile, sales in the European Union rose by 5.4% (5.9% at constant currency) to €687 million, headed by growth in countries like Spain, Germany, the United Kingdom and France. Sales in Rest of the World also expanded, registering a 6.3% (6.9% cc) increase to €734.6 million. Especially noteworthy were the positive sales trends in China and Australia, which led the Asia Pacific region; growth in Latin America, especially Brazil; and the gradual market penetration in Turkey and the Middle East, including Saudi Arabia and Israel.

Cost of sales

Cost of sales increased by 1.3% from €2.1 billion in 2016 to €2.2 billion in 2017.  Cost of sales as a percentage of net revenue improved to 50.2% compared to 52.8% in 2016. This was mainly due to the impact of the NAT donor-screening business acquired in January 2017 offset by the higher costs in the cost of sales as a the result of the investment plan to open new plasma collection centers.

Gross Profit

The increase in gross profit margin from 47.2% of net revenue in 2016 to 49.8% in 2017 was mainly due to the impact of the the NAT donor-screening business acquired in January 2017 offset by the higher costs as a result of the investment plan to open new plasma collection centers.

Research and development

Research and development spending increased from €197.6 million (4.9% of net revenue) in 2016 to €288.3 million (6.7% of net revenue) in 2017. Excluding the specific impact of the impairment of Aradigm’s assets, research and development expenses comprised €223.7 million euros (5.2% of net revenue), 13.2% higher than in 2016. Our spending was focused on strengthening our pipeline, including in-house and external investments in research. See Item 4 of this Part I, “Information on the Company — B.  Business Overview — Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 11.0% from €775.3 million in 2016 to €860.3 million in 2017 mainly as a result of expenses relating to the integration of the NAT technology donor-screening business acquired in January 2017. Excluding these integration expenses, selling, general and administration expenses increased by 8.3% year-over-year, explained by the activity growth in all divisions and the NAT donor-screening business acquired in January 2017, and comprised 19.4% of net revenue, compared to 19.1% in 2016.

Finance result

Finance result increased by 23.2% from €233.6 million in 2016 to €287.7 million in 2017. This increase was primarily a result of the higher levels of debt assumed after acquiring a portion of the NAT technology donor-screening business in January 2017, and from the specific impairment of Aradigm’s assets. See Note 11 to our audited consolidated financial statements included in this annual report on Form 20-F for more detail. Excluding the impacts of these specific events, the finance result would have been €269.3 million or 15.3% higher than in 2016. Finance result also includes the amortization of capitalized costs related to our debt.

Income tax expense

In 2017, we had a profit before income tax of €695.7 million and income tax expense of €34.4 million, which represents a tax rate of 4.9%.  The U.S. corporate tax reform approved on December 22, 2017 required Grifols to recognize non-recurring income that significantly affected our tax expense reported for 2017. The reduction from 35% to 21% on the U.S. federal corporate income tax rate (effective starting January 1, 2018) required a revaluation of Grifols U.S. deferred tax assets and liabilities. The net positive effect on the group’s 2017 results was €171.6 million. Excluding the non-recurring impact of the U.S. tax reform and the tax effect of the specific impairment of Aradigm’s assets and of costs resulting from the acquisition and subsequent integration of the NAT technology donor-screening business, the effective tax rate was 27.3%, compared to an effective tax rate of 23.6% in 2016.

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

Net revenue increased by €115.3 million from €3.9 billion in 2015 to €4.0 billion in 2016.  This 2.9% (3.1% at constant currency) net revenue increase is the result of increased net revenue mainly driven by the Bioscience division, offset in part by the negative impact of USD/EUR and other exchange rate fluctuations in the amount of €5.2 million.

The following table reflects a summary of net revenue by each of our divisions for 2016, as compared to 2015:

Summary of Net Revenue by Division	Year ended December 31, 2016 (2)	% of total net revenue	Year ended December 31, 2015 (2)	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	3,228,275	79.7	3,032,111	77.1	6.5	6.6
Diagnostic	663,983	16.4	691,452	17.6	(4.0)	(3.9)
Hospital	98,583	2.4	96,245	2.4	2.4	4.5
Sub total	3,990,841	98.5	3,819,808	97.1	4.5	4.6
Raw Materials and Others(2)	58,989	1.5	114,755	2.9	(48.6)	(49.0)
Total	4,049,830	100.0	3,934,563	100.0	2.9	3.1

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue.  See “Presentation of Financial and Other Information.”

(2)                                 Net revenues by division not comparable to 2017 due to intersegment sales and the reclassification of the biological products for non-therapeutic use sales that are reported as Bio Supplies Division sales from January 2017. Figures have not been restated according to the new divisional classification on the grounds of materiality.

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

The volume of sales of immunoglobulin (IVIG) remained solid throughout the year, with growth in all the regions.  We maintained our global leadership of IVIG sales. Demand for IVIG continued to be strong in the U.S. market as a result of the efforts made to promote better diagnosis and greater use for the treatment of neurological diseases such as CIDP, a segment led by us. Sales of albumin continued to make a significant contribution to the Bioscience division’s growth, supported by significant increases in sales in China and the United States.  There was substantial growth in Latin America, India and Indonesia as a result of marketing efforts focused on promoting expansion in these areas.  Additionally, there was gradual growth in countries such as Turkey, Thailand and Brazil. We are the leader in alpha-1 antitrypsin and actively promote the diagnosis of deficiency in this protein (AATD) in Europe and the United States and are beginning to do so in Latin America.  Improvements in the identification of patients and the diagnosis of AATD continues to be one of the strategic pillars for the growth of demand in the sector. Sales of Factor VIII rose significantly in the United States, driven by increased preference for the natural protection benefits of Alphanate®.  We also strengthened the position of Alphanate® as the most prescribed plasma-derived Factor VIII in the United States. In addition, the results of the Survey of Inhibitors in Plasma-Products Exposed Toddlers, or SIPPET, study are influencing the choice of treatment for previously untreated patients with severe hemophilia A.

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

The following table reflects a summary of net revenue by each of our geographic regions for 2016 as compared to 2015:

Summary of Net Revenue by Region	Year ended December 31, 2016 (4)	% of total net revenue	Year ended December 31, 2015 (4)	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	640,249	15.8	662,917	16.8	(3.4)	(2.7)
Spain	217,497	5.4	207,641	5.4	4.7	4.7
United States and Canada	2,663,197	65.8	2,505,791	63.7	6.3	5.6
Rest of the World	687,395	17	651,100	16.6	5.6	8.4
Subtotal	3,990,841	98.5	3,819,808	97.1	4.5	4.6
Raw Materials and Others (3)	58,989	1.5	114,755	2.9	(48.6)	(49.0)
Total	4,049,830	100.0	3,934,563	100.0	2.9	3.1

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

(4)                                 Net revenues by geographic region not comparable to 2017. From January 2017 revenues for all divisions are allocated to a region. Figures have not been restated according to the new divisional classification on the grounds of materiality.

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

Research and development

Research and development spending decreased from €224.2 million (5.7% of net revenue) in 2015 to €197.6 million (4.9% of net revenue) in 2016, and our spending was focused on strengthening our pipeline. See Item 4 of this Part I, “Information on the Company — B.  Business Overview — Research and Development” for details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 5.3% from €736.4 million in 2015 to €775.3 million in 2016 as a result of intensifying sales and marketing efforts associated with key products and countries. However, selling, general and administration expenses as a percentage of net revenue increased to 19.1% in 2016, compared to 18.7% in 2015. Additionally, we recorded a charge in the amount of $0.2 million for the branded prescription drug, or BPD, fee in fiscal year 2016. The BPD fee is not tax deductible.

Finance result

Finance result decreased by 14.1% from €271.8 million in 2015 to €233.6 million in 2016. This decrease was primarily a result of the termination of interest rate derivatives and the positive impact of exchange rate variations.  Finance result also includes the amortization of capitalized costs related to our debt.

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

B.                                    Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to the operation of our business, capital expenditures for existing and new operations and debt service requirements relating to our existing and future debt.  Historically, we have financed our liquidity and capital requirements through internally generated cash flows, mainly attributable to revenue and debt financings.  As of December 31, 2017, our cash and cash equivalents totaled €886.5 million. In addition, as of December 31, 2017, we had the equivalent of approximately €380 million available under our debt agreements, including the equivalent of approximately €250 million available as Revolving Loans under our New Credit Facilities.

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

Historical Cash Flows

Below are our consolidated statements of cash flow for the years ended December 31, 2017, 2016 and 2015, prepared under IFRS IASB.

Statements of Cash Flows

For the Years Ended December 31, 2017, 2016 and 2015

	Year Ended December 31,
	2017	2016	2015
	(in thousands of euros)
Cash flows from operating activities
Profit before tax	695,722	712,752	690,250
Adjustments for:	556,792	391,986	460,564
Amortization and depreciation	215,490	201,869	189,755
Other adjustments:	341,302	190,117	270,809
(Profit)/losses on equity accounted investments	19,888	(6,933)	8,280
Impairment of assets and net provision charges	66,047	(23,079)	(564)
(Profit)/losses on disposal of fixed assets	1,551	(2,987)	6,721
Government grants taken to income	(286)	(1,681)	(1,854)
Finance cost/(income)	263,657	236,034	256,129
Other adjustments	(9,555)	(11,237)	2,097
Changes in operating assets and liabilities	(65,800)	(164,319)	(77,058)
Change in inventories	(165,508)	(173,003)	(120,641)
Change in trade and other receivables	80,112	(25,180)	144,405
Change in current financial assets and other current assets	(2,691)	(2,610)	(5,565)
Change in current trade and other payables	22,287	(36,474)	(95,257)
Other cash flows from/(used in) operating activities	(344,968)	(387,141)	(330,978)
Interest paid	(207,079)	(180,497)	(171,380)
Interest recovered	9,492	8,685	4,316
Income tax (paid)/received	(147,015)	(215,329)	(163,914)
Other recovered (paid)	(366)	—	—
Net cash from operating activities	841,746	553,278	742,778
Cash flows from/(used in) investing activities
Payments for investments	(2,209,667)	(509,078)	(647,417)
Group companies and business units	(1,857,210)	(202,727)	(58,609)
Property, plant and equipment and intangible assets	(322,973)	(292,690)	(567,020)
Property, plant and equipment	(251,507)	(249,416)	(522,587)
Intangible assets	(71,466)	(43,274)	(44,433)
Other financial assets	(29,484)	(13,661)	(21,788)
Proceeds from the sale of investments	23,787	2,426	14,307
Property, plant and equipment	762	2,426	14,307
Other financial assets	23,025	—	—
Net cash (used in) investing activities	(2,185,880)	(506,652)	(633,110)
Cash flows from/(used in) financing activities
Proceeds from and payments for equity instruments	—	(11,766)	12,695
Issue	—	—	—
Payments for treasury stock	—	(12,686)	(58,457)
Sales of treasury stock	—	920	71,152
Proceeds from and payments for financial liability instruments	1,808,771	(80,149)	28,953
Issue	1,912,615	81,513	178,686
Redemption and repayment	(103,844)	(161,662)	(149,733)
Dividends and interest on other equity instruments	(218,260)	(216,151)	(216,772)
Dividends paid	(218,260)	(216,151)	(221,772)
Dividends received	—	—	5,000

Other cash flows from/(used in) financing activities	(156,446)	(21,492)	17,086
Financing costs included on the amortized costs of the debt	(142,288)	—	—
Other amounts from / (used in) financing activities	(14,158)	(21,492)	17,086
Net cash from/(used in) financing activities	1,434,065	(329,558)	(158,038)
Effect of exchange rate fluctuations on cash	(98,419)	35,441	111,724
Net increase in cash and cash equivalents	(8,488)	(247,491)	63,354
Cash and cash equivalents at beginning of the year	895,009	1,142,500	1,079,146
Cash and cash equivalents at year end	886,521	895,009	1,142,500

Net Cash from Operating Activities

In 2015, we generated net cash from operating activities of €742.8 million.  The principal effects on working capital were:

•                                          €170.0 million reduction in trade receivables (included in change in current trade and other receivables in the table above) related to the reduction in the average collection period, at 34 days in December 31, 2015, compared to 55 days in 2014;

•                                          a €120.6 million increase in inventory levels due to the higher activity levels with respect to plasma-derived proteins and the Diagnostic division. We have continued to be successful in the management of inventory levels as confirmed by the reduction in inventory turnover to 261 days at December 31, 2015, compared to the figure of 266 at December 31, 2014; and

•                                          a €71.7 million reduction in trade payables (included in change in current trade and other payables in the table above).

In 2016, we generated net cash from operating activities of €553.3 million.  The principal effects on working capital were as follows:

•                                          increase of €43.3 million in trade receivables (included in change in current trade and other receivables in the table above). The average collection period was 37 days, as compared to the 34 days level at December 31, 2015;

•                                          increase of €173.0 million in inventory levels due to the greater strength of sales, especially of plasma proteins, and the new openings of plasma collection centers. We continue to actively manage inventory levels on an anticipatory basis in order to match planned organic growth. In this regard, inventory turnover was 281 days at December 31, 2016, compared with 261 days reported at December 31, 2015; and

•                                          trade payables (included in change in current trade and other payables in the table above) rose by €31.6 million due to the increase in the average payment period to 61 days in 2016.

In 2017, we generated net cash from operating activities of €841.7 million.  The principal effects on working capital were as follows:

•                                          increase of €86.9 million in trade receivables (included in change in current trade and other receivables in the table above)  primarily due to improved accounts receivable balances. The average collection period at December 31, 2017 was 24 days, as compared to 37 days at December 31, 2016;

•                                          increase of €165.5 million in inventory levels due to ongoing improvements in value chain management amid a strong sales environment, particularly for plasma proteins.  Grifols actively manages its inventory levels in advance to meet its expected growth plans, inventory turnover was 275 days at December 31, 2017, compared with 281 days reported at December 31, 2016; and

•                                          trade payables (included in change in current trade and other payables in the table above) increased by €4.3 million, while the average payment period decreased from 61 days at December 31, 2016 to 53 days at December 31, 2017.

Net Cash from/(Used) in Investing Activities

Net cash used in investing activities amounted to €633.1 million in 2015, €506.7 million in 2016 and €2.2 billion in 2017.

Investments made in 2015 included capital expenditures during the year for a total of €266.4 million, focused on accelerating investments in manufacturing plants and opening new plasma collection centers (including relocation, renovation and new centers); the repurchase of industrial assets in the United States and Spain for a total of €277 million; and the acquisition of a 47.58% equity stake in Alkahest for a total of $37.5 million.

Investments made in 2016 included the acquisition of a 49% equity stake in the IBBI Group for $100 million and the acquisition of shares in Progenika Biopharma, S.A. for €25 million, increasing our equity stake in Progenika to 89.25%.

Investments made in 2017 included the acquisition of Hologic’s assets related to the research, development and production of reagents and instruments based on NAT technology for $1.8 billion, the acquisition of a 49% stake in Access Biologicals for $51 million, the acquisition of six plasma centers to Kedrion for €47 million, the acquisition of a 44% stake in GigaGen for $35 million, and the acquisition of a 40% stake in Kiro Grifols for a total of €12.8 million, increasing Grifols’ aggregate stake in Kiro Grifols to 90%. Investments also included capital expenditures for a total of €271.1 million, allocated mainly to opening new plasma donation centers and the expansion, renovation and relocation of existing centers, as well as in the production plants of its three divisions.

Net Cash from/(Used) in Financing Activities

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

Net cash from financing activities was €1.4 billion in 2017, primarily as a result of our initial financing to acquire the share in the NAT technology donor-screening unit, and from dividend payouts of €218.3 million, which include the final dividend for 2016 and the interim dividend for 2017 distributed in December.

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

Inventory Aging

Inventory aging average increased from 2015 to 2016, as a result of investments made in the opening of new plasma collection centers. Inventory turnover rose to 281 days at December 31, 2016, compared to 261 days at December 31, 2015. In 2017, inventory turnover decreased to 275 days as a result of ongoing improvements in value chain management and a strong sales environment, particularly for plasma proteins.

Trade Receivables

Our receivables had an aging average of 24, 37 and 34 days at December 31, 2017, 2016 and 2015, respectively. We are focused on optimizing our working capital. The geographic redistribution of sales following the Talecris acquisition significantly increased our sales volume in countries with shorter collection periods and reduced sales in southern European countries, which have relatively longer collection periods (Spain, Italy, Portugal and Greece) to approximately 8% of our total net revenue in 2017.

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

The following table presents the breakdown of our trade receivables by country in each of Greece, Italy, Spain and Portugal as of December 31, 2017:

	Balances with Public Entities			Balances with Third Parties
	Balance (1)	Balance Past Due	Provision for Doubtful Receivables (2)	Balance (3)	Balance Past Due	Provision for Doubtful Receivables (4)	Net Debt (1+2+3+ 4)
	(in thousands of euros)
Greece	—	—	—	745	—	—	745
Italy	4,020	2,348	—	10,614	6,342	(4,016)	10,618
Spain	33,702	7,785	—	23,444	8,926	(136)	57,010
Portugal	1,078	490	(296)	1,972	1,085	(126)	2,628
Total	38,800	10,623	(296)	36,775	16,353	(4,278)	71,001

Allowances for doubtful accounts are recognized when there are indicators that the debt will not be repaid.  Although we have historically collected all trade receivables due from the government or funded by the government in each of Greece, Italy, Spain and Portugal, we are aware of the economic difficulties presently facing some of those countries.  In each of 2017, 2016 and 2015, we made a provision for doubtful receivables from Portuguese public entities and from Italian public entities in 2015; however, this amount is not material. We believe we will recover the trade receivables from each of Greece, Italy, Spain and Portugal.

In the best interest of the Company, we may sell certain receivables with a maturity beyond 30 days.  Certain receivables are sold to financial institutions without recourse.  We sold €912 million, €870 million and €787 million of receivables to third parties during 2017, 2016 and 2015, respectively.

Capital Expenditures and Other Intangible Assets

The following table presents our capital expenditure additions in the years ended December 31, 2017, 2016 and 2015, by division.

	Year Ended December 31,
	2017	2016	2015
	(in thousands of euros)
Bioscience division	227,635	197,741	421,020
Hospital division	10,429	9,193	7,972
Diagnostic division	70,032	89,760	68,740
Bio Supplies	198	84	—
Others	20,911	13,313	—
Unallocated	11,268	12,011	79,082
Total	340,473	322,102	576,814

January 2015 through December 2017

Facilities.  The most important capital projects relating to the expansion and improvement of our manufacturing facilities during 2015, 2016 and 2017 were:

Parets site (Barcelona, Spain):

•                                         investments to increase purification capacity of fibrin sealant and topic thrombin of €1.3M in 2017;

•                                          investments in a plant to manufacture Prolastin-C® of €24.5 million in 2015, €13.2 million in 2016 and €4 million in 2017;

•                                          investments in a new production line for diagnostic gel cards of €2.2 million in 2016 and €1.2 million in 2017;

•                                         investments to increase the production of Intravenous solutions bags of €0.9 million in 2015, €1.2 million in 2016 and €1.4 million in 2017;

•                                         investments to increase the albumin purification capacity of €1.3 million in 2015 and €0.1 million in 2016; and

•                                          investments of €1 million in 2015 for a new solvents line.

Clayton site (North Carolina, United States):

•                                         construction of a new immunoglobulins purification and filling plant for €0.4 million in 2017;

•                                         construction of a new 6 million liter fractionation plan; for €2.6 million in 2016 and €29.1 million in 2017;

•                                           completing the construction and bringing online a new plasma fractionation facility for €6.5 million in 2015 and €0.1 million in 2016 ;

•                                          construction of a new plasma warehouse for €7.9 million in 2015 and €0.1 million in 2016;

•                                          construction of a new raw materials warehouse for €4.6 million in 2015 and less than €0.1 million in 2016;

•                                          investments of €5.8 million in 2015, €4.8 million in 2016 and €0.9 million in 2017 for the construction of new aseptic filling areas, as well as validation of the new filling zone facilities and equipment for liquid and freeze-dried products;

•                                          investments of €0.6 million in 2015 and €0.1 million in 2016 to expand the Gamunex purification area; and

•                                          construction of a convalescent plasma immunoglobulin facility to help develop treatments for diseases such as Ebola and others for €7.5 in 2015, and €0.5 million in 2016.

Los Angeles (California, United States):

•                                          increasing our albumin and purification capacity for €3.7 million in 2015, €4.4 million in 2016 and €1.5 million in 2017;

•                                          investments to increase our IVIG purification capacity of €3.3 million in 2015, €7.2 million in 2016 and €2.6 million in 2017; and

•                                          land and facilities acquisition in Los Angeles for €16.6 million in 2015, €1.5 million in 2016.

Dublin (Ireland):

•                                          aggregate investments of approximately €58 million to build a new headquarters, global operations and logistics center to serve as part of the new global operations center of the Bioscience division from 2015 to 2017; and

•                                          investment in a new albumin purification and filling plant of €2.6 million in 2016 and €28.5 million in 2017.

Other Investments:

•                                          investments in serialization to enhance manufacturing and packaging identification of €1.4 million in 2016 and €4.7 million in 2017;

•                                          significant investments in new donor centers and donor center expansions in the United States: investments of €21.8 million in 2015, €31 million in 2016 and €40.5 million in 2017;

•                                          Emeryville, United States: investments of €13.4 million in 2015, €33.3 million in 2016 and €10.2 million in 2017 to consolidate the manufacturing of antigens in a new building;

•                                          Campo Largo (Paraná), Brazil: land acquisition and construction of commercial offices and a plant to manufacture bags used for collection, storage and transfusion of blood components for €7.3 million in 2015, €9.3 million in 2016 and €3.3 million in 2017;

•                                          Murcia, Spain:  investments of €1.3 million in 2015, €0.4 million in 2016 and €0.2 million in 2017 to increase capacity to manufacture parenteral solutions by approximately eight million units, to approximately 35 million units and investments to increase Fleboflex manufacturing capacity of €1.9 million in 2015, €2.3 million in 2016 and € 0.5million in 2017;

•                                          refurbishment of the Barcelona headquarters included €16.4 million in acquiring a new office building and investments in the refurbishment of the existing building of €1.4 million in 2015, €0.2 million in 2016 and €0.6 million in 2017; and

•                                          investment in a new office building at the Clayton plant for €3.7 million in 2015, €10.2 million in 2016 and €7.5 million in 2017.

January 2018 through December 2019

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

We are undertaking an investment plan that includes, among other capital expenditures, approximately $360 million from 2016 through 2021 to expand manufacturing capacity for our plasma derived therapies.  This is part of our total €1.2 billion investment plan from 2016 through 2021, which covers all divisions. We plan to finance our projected capital expenditures with internally generated cash flow, cash on hand and debt financing.   Additional capital expenditures have been, and will continue to be, needed as a result of the acquisition of Novartis’ assets.  These expenditures are included in our current investment plan.

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

The most important planned capital projects relating to the expansion and improvement of our manufacturing facilities are:

•                                          Clayton: construction of a new six million liters fractionation plant, construction of a new immunoglobulin purification and filling plant and remodeling of the Quality Operations labs;

•                                          Parets: completion of a new Prolastin® plant already in validation and improvements in the albumin purification plant;

•                                          Dublin: construction of a purification plant for albumin;

•                                          Emeryville: completion of the construction of a new building to consolidate the manufacturing of antigens; and

•                                          construction of new plasma collection centers as well as further relocation and renovation of our existing centers. As part of this expansion process, we have already added 40 new plasma collection centers since 2015 and plan to have 230 FDA-approved plasma collection centers by 2019.

We are undertaking research and development projects in all of our major product areas.  See Item 4 of this Part I, “Information on the Company — B.  Business Overview — Research and Development” for details of the major projects.

Sources of Credit

European Investment Bank Term Loans

On October 28, 2015, Grifols Worldwide Operations Limited entered into a loan agreement with the European Investment Bank for a term loan of €100 million under the European Fund for Strategic Investments, or the 2015 European Investment Bank Term Loan, which was amended on December 5, 2017. The financial terms of the loan agreement include a fixed interest rate for a tenor of ten years from October 28, 2015, and a repayment schedule with amortization in years three through ten. The loan will be used to support our research and development, primarily focusing on the search for new indications for plasmatic proteins, including the treatment of Alzheimer’s disease, vascular disease, cardiovascular surgery and arterial thrombosis, amongst others.

On December 5, 2017, Grifols, S.A. obtained a new long-term loan with the European Investment Bank totaling €85 million, together with the 2015 European Investment Bank Term Loan, the European Investment Bank Term Loans.  The financial terms of the loan include a fixed interest rate of 2.019% for a tenor of ten years and a two-year grace period.  The proceeds of this loan are being used for research and development initiatives, notably the discovery and development of new products (plasma proteins), the finding of new therapeutic indications for existing plasma proteins and the improvement of manufacturing processes to increase yields, safety and efficiency.

As of December 5, 2017, the European Investment Bank Term Loans are secured by a perfected first priority security interest (subject to permitted liens, as defined in the documentation governing the European Investment Bank Term Loans) on the same collateral securing the New Credit Facilities, subject to a customary pari pasu intercreditor agreement entered into by and among Grifols, S.A., Grifols Worldwide Operations Limited, certain subsidiaries of Grifols, S.A. party thereto, the European Investment Bank and Bank of America, N.A., as collateral agent under the New Credit Facilities.

New Credit Facilities

On January 31, 2017 we entered into the New Credit Facilities with a syndicate led by Nomura Securities International, Inc., Bank of America Merrill Lynch International Limited, Bank of America, N.A., Goldman Sachs Bank USA and HSBC Bank plc, as the arrangers, which consists of the “Senior Term Loans” and the “Revolving Loans”.  The initial Senior Term Loans were fully drawn down on January 31, 2017, and the incremental Senior Term Loans in an aggregate principal amount of $175 million were further drawn down on February 14, 2017.  The tranche A term loans, in original principal amounts equal to $2,350 million and €607 million, will mature six years from January 31, 2017 and have a repayment schedule with quarterly amortization starting on the last business day of the fiscal quarter ending on March 31, 2019, equal to (i) 5.0%, 10.0% and 10.0% per annum of the original principal amount in fiscal years 2019, 2020 and 2021, respectively, payable in four equal quarterly installments in respect of each such fiscal year, and (ii) 75% per annum of the original principal amount in fiscal year 2022, payable in equal quarterly installments for the first three quarters of such fiscal year, with the remainder to be paid at maturity.  The tranche B term loans, in original principal amount equal to $3.0 billion, will mature eight years from January 31, 2017 and will have a repayment schedule with quarterly amortization equal to 1.0% per annum of the original principal amount, with the remainder to be paid at maturity.  The Revolving Loans, which amount to $300 million equivalent in multicurrencies, are available during the period commencing from January 31, 2017 and ending on the sixth anniversary of the closing of January 31, 2017.

The interest rates on the Senior Term Loans and the Revolving Loans are based on (a) in the case of dollar denominated loans, the base rate (the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the applicable LIBOR rate plus 1.00%) plus an applicable margin or (b) the applicable LIBOR rate, plus an applicable margin.  The applicable margin for loans at the LIBOR rate is (a) 1.75% for the multicurrency revolving loans and the tranche A term loan and (b) 2.25% for the tranche B term loan.

Borrowings under the New Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets.  In addition, a portion of the borrowings under the New Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein.  Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA, as defined in the agreements, of Grifols, S.A. and its subsidiaries, and are secured by a perfected first priority security interest (subject to permitted liens, as defined in the New Credit Facilities) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of the Foreign Borrower, as defined therein and pledges of equity of certain subsidiaries of Grifols, S.A. (subject to certain exclusions and limitations). The New Credit Facilities require the borrowers to ensure that (i) the aggregate EBITDA attributable to the guarantors of the New Credit Facilities as a group is no less than 80% of the consolidated EBITDA of Grifols, S.A. and its subsidiaries, (ii) the aggregate total assets of the guarantors of the New Credit Facilities as a group are no less than 80% of the consolidated total assets of Grifols, S.A. and its subsidiaries, and (iii) any subsidiary of Grifols S.A. that has EBITDA or total assets representing 10% or more of the consolidated EBITDA or consolidated total assets, respectively, of Grifols, S.A. and its subsidiaries, is a guarantor.

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

The 2017 Notes

On April 26, 2017, Grifols, S.A. issued €1.0 billion senior unsecured notes, or the 2017 Notes, that will mature on May 1, 2025 and bear interest at 3.20% per annum.  The 2017 Notes were exchanged for 97.1% of the $1.0 billion senior unsecured notes issued in March 2014 by Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A. with a maturity in 2022 and bearing interest at 5.25% per annum, or the 2014 Notes.  The remaining 2.9% of the 2014 Notes was redeemed before the exchange in an amount of €27 million.  On May 2, 2017, the 2017 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.  This exchange has allowed us to reduce our finance costs and extend our maturities.

The 2017 Notes pay interest semi-annually in arrears on May 1 and November 1, commencing on November 1, 2017.  The 2017 Notes are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrowers under the New Credit Facilities.  As of the date of this annual report on Form 20-F, the 2017 Notes are guaranteed by Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics Inc., Instituto Grifols, S.A., Grifols USA, LLC, Grifols Worldwide Operations Limited and Grifols Worldwide Operations USA, Inc.

Grifols, S.A. may redeem the 2017 Notes, in whole or in part, at any time on and after May 1, 2020, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2017 Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below:

Fiscal Year	Percentage
2020	101.600%
2021	100.800%
2022 and thereafter	100.000%

Grifols, S.A. may redeem up to 40% of the outstanding 2017 Notes with money raised in one or more equity offerings by Grifols, S.A. at any time (which may be more than once) prior to May 1, 2020, as long as at least 60% of the aggregate principal amount of 2017 Notes issued remains outstanding immediately following any such offerings.

Grifols, S.A. may redeem some or all of the 2017 Notes at any time prior to May 1, 2020 at a price equal to 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the Bund rate as of such redemption date plus 0.50%), plus accrued and unpaid interest, if any.

Grifols, S.A. is not required to make mandatory redemption or sinking fund payments with respect to the 2017 Notes.

If Grifols, S.A. experiences a change of control, it must give holders of the 2017 Notes the opportunity to sell to us their 2017 Notes at 101% of their face amount, plus accrued and unpaid interest.

Grifols, S.A. and the guarantors of the 2017 Notes may incur additional indebtedness if the fixed charge coverage ratio (as defined in the indenture governing the 2017 Notes) for Grifols, S.A. and the restricted subsidiaries (as defined in the indenture governing the 2017 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture governing the 2017 Notes contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, Grifols, S.A.’s ability and its restricted subsidiaries’ ability to:  (i) pay dividends or make certain other restricted payments or investments; (ii) incur additional indebtedness or provide guarantees of indebtedness and issue disqualified stock; (iii) create liens on assets; (iv) merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets; (v) enter into certain transactions with affiliates; (vi) create restrictions on dividends or other payments by our restricted subsidiaries; and (vii) create guarantees of indebtedness by restricted subsidiaries.  The indenture also contains certain customary events of default.

Other Debt

Certain other credit facilities and capital lease obligations are in place with various lenders and consist of long-term and short-term indebtedness of both us and Grifols, S.A. subsidiaries. As of December 31, 2017, we have €22.8 million of aggregate short-term credit under these facilities. The short-term credit facilities have maturity dates occurring in the next 12 months.

C.                                    Research and Development, Patents and Licenses, etc.

We have made investments of €288.3 million, €197.6 million and €222.4 million in research and development in 2017, 2016 and 2015, respectively. Our research and development spending represented 6.7% of sales in 2017 and 4.9% of sales in 2016 and 5.7% of net revenues in 2015.

The following table reflects the composition of our total research and development expenses for each period presented.

	Year ended December 31,
	2017	2016	2015
	(in thousands of euros)
Antithrombin in coronary surgery and severe burns	4,222	3,813	2,037
Fibrin glue in vascular, organ and soft-tissue surgery	2,222	7,808	16,826
Plasmapheresis with Albumin and IVIG for Alzheimer	10,137	11,436	10,829
Total Key Projects Expenses	16,581	23,057	29,692
Discovery	8,299	8,303	9,279
Preclinical	6,200	6,895	13,702
Clinical	42,356	35,217	39,297
Post Commercialization Studies	21,333	17,677	14,117
Rest of projects	26,453	21,320	18,137
Other Bioscience Research and Development Projects	104,641	89,412	94,532
Bioscience Core Research and Development (1)	41,994	39,717	38,627
Net Research and Development Capitalization/Amortization (2)	-28,252	-17,488	—
Bioscience	134,964	134,698	162,850
Diagnostic	60,028	41,280	53,260
Hospital	4,606	2,940	1,764
Other	19,812	14,400	0
Miscellaneous (3)	68,910	4,299	4,497
Total Research and Development	288,320	197,617	222,371

(1)                                 Bioscience core research and development expenses consist of departments whose resources are utilized for general organization support including project management, medical affairs, regulatory licensing and quality assurance.

(2)                                 Net Research and Development Capitalization/Amortization value in 2017 and 2016 reflects the capitalized expenses related with projects Fibrin Glue, high concentration immunoglobulin for subcutaneous administration and Alpha-1 Post Commercialization Study.

(3)                                 Impairment of Aradigm’s R&D related assets.

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

Based on recent MRB reports, sales in the human plasma-derived product industry have grown at a compound annual rate of 10.6% globally from 2005 to 2016 and 13.4% in the United States alone from 2005 to 2015. We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand.  Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease.  We believe that the volume of global sales of plasma derivative products will continue to grow annually at 6% to 7% over the long term, driven primarily by the same factors that have contributed to its historical growth, including:

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

Approximately 15.9% of our sales were generated in the European Union in 2017, as compared to 16.1% in 2016 and 17.1% in 2015. We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2018.

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

Product Pipeline.  We have an expanded portfolio of key products as a result of our recent acquisitions and will continue to invest in research and development with respect to new product and new indications for existing products.  Some key research and development projects underway include clinical studies of the use of albumin, diagnostic and vaccine therapies to treat Alzheimer’s disease, of albumin to treat advance cirrhosis and ascites, and of antithrombin in heart surgery.

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

F.                                     Contractual Obligations

The following table presents our principal existing contractual obligations as of December 31, 2017, requiring future payments:

	Payments Due by Period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of euros)
Operating leases(1)	262,343	46,541	101,419	55,478	58,905
Financial debt obligations(2)	6,343,888	154,933	471,713	2,319,532	3,397,711
Interest — financial debt obligations(3)	1,136,124	184,651	371,854	440,602	139,017
Licenses and royalties(4)	43,717	20,033	8,532	11,783	3,370
Total	7,786,073	406,158	953,518	2,827,395	3,599,002

(1)                                 Operating leases include primarily leases for our plasma collection centers, leases from sale-leaseback transactions and marketing offices worldwide.  These amounts reflect only our contractual obligations as of December 31, 2017, and therefore assume that these operating leases will not be renewed or replaced with new operating leases upon expiration.  Our operating lease expenses will likely be substantially higher than the amounts provided in this table because our operations will require us to either renew or replace our operating leases.

(2)                                 Includes principal amortization for short- and long-term debt including, among other things, capitalized lease obligations.  The remaining financial debt was made up largely of bilateral facilities that bore interest at market rate.

(3)                                 Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2017.  Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations or other factors or events.  The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2017.  Refer to Notes 20 and 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2017.

(4)                                 License and royalty payment formulas are generally based on volume of sales.  The amounts presented in the table are calculated based on the net revenue of 2017 without assuming any growth in sales.  Additionally, the column “More than five years” includes only one year of payments under the license agreement with Marca Grifols, S.L., which expires in January 2092.

G. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements” on page ii of this annual report.

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

We review residual values, useful lives and depreciation methods at each fiscal year end.  Changes to initially established criteria are accounted for as a change in accounting estimates.

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

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization method	Rates

Development expenses	Straight line	10%
Concessions, patents, licenses, trademarks and similar	Straight line	7%–20%
Computer software	Straight line	33%
Currently marketed products	Straight line	3%–10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

The Group does not consider the residual value of its intangible assets to be material.  The Group reviews the residual value, useful life and amortization method for intangible assets at each fiscal year end.  Changes to initially established criteria are accounted for as a change in accounting estimates.

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

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	68	Director, non-executive Chairman of the Board	Proprietary	July 1991(1)	May 2021
Víctor Grifols Deu	41	Director and Chief Executive Officer	Executive	May 2016	May 2020
Raimon Grifols Roura	54	Director and Chief Executive Officer	Executive	May 2015	May 2019
Ramón Riera Roca	63	Director	Executive	April 2000(2)	May 2021
Tomás Dagá Gelabert	62	Director and Vice-Secretary of the Board	Other External	April 2000	May, 2019
Thomas H. Glanzmann	59	Director and Vice-chairman of the Board of Directors	Other External	April 2006	May 2020
Anna Veiga Lluch	61	Director	Independent	December 2008	May, 2019
Luís Isasi Fernández de Bobadilla	61	Director	Independent	May 2011	May 2020
Steven Francis Mayer	59	Director	Independent	January 2011	May 2020
Belén Villalonga Morenés	50	Director	Independent	May 2013	May 2018
Marla E. Salmon	68	Director	Independent	May 2014	May 2018
Carina Szpilka Lázaro	49	Director	Independent	May 2015	May 2019
Iñigo Sánchez-Asiaín Mardones	54	Director and Lead Independent Director(3)	Independent	May 2015	May 2019
Nuria Martín Barnés	59	Secretary non-member of the Board of Directors	n/a	May 2015	n/a

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

Director Biographies

Víctor Grifols Roura

Mr. Víctor Grifols Roura is non-executive Chairman and proprietary director since January 1, 2017. Prior to this date and since 1985 he held the role of Chief Executive Officer and top executive of the Grifols Group, succeeding his father Mr. Víctor Grifols Lucas at the performance of said tasks, spearheading the 1987 reorganization that created Grifols as it is today. Mr. Grifols Roura originally joined the Group in 1973 as an Export Manager and later served as Sales Manager. Since 2014, he has been a member of the Board of Directors of Criteria Caixa, S.A., Sociedad Unipersonal. Mr. Grifols Roura earned a business administration degree from the University of Barcelona. Mr. Grifols Roura acted as our CEO until December 31, 2016. As part of the approved succession plan on January 1, 2017, Mr. Víctor Grifols Deu and Mr. Raimon Grifols Roura were appointed co-CEO’s of the Company.

Víctor Grifols Roura is a shareholder of Deria S.A. (a non-controlling shareholder, pursuant the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). Nuria Roura Carreras (Rodellar Amsterdam Holdings B.V.) is the mother of Víctor Grifols Roura.

Víctor Grifols Deu

Mr. Víctor Grifols Deu is Grifols’ joint and several Chief Executive Officer together with Raimon Grifols Roura since January 1, 2017. He succeeds his father Víctor Grifols Roura on the position. He is a member of the administration bodies of several companies within the Grifols Group and was appointed executive director in May 2016. He joined the Company in 2001 as an analyst in the Planning and Control Department of the Company. In 2008 he became the director of the Planning and Control Department and was also appointed member of the Executive Committees.  He has been part of the team that analyzed and was responsible for the integration of the operations after the acquisition of Alpha Therapeutics, Talecris Biotherapeutics and Novartis’ Transfusion Diagnostic Unit. He graduated in Business Administration and Management from the Ramon Llull University — Sarrià Chemical Institute and holds a postgraduate degree in Business Administration and Management from Michael Smurfit Business School in Dublin. Víctor Grifols Deu is the grandson of Nuria Roura Carreras (Rodellar Amsterdam Holdings B.V.).

Raimon Grifols Roura

Mr. Raimon Grifols Roura is Grifols’ joint and several Chief Executive Officer together with Víctor Grifols Deu since January 1, 2017. He succeeds his brother Víctor Grifols Roura on the position. He is a member of the administration bodies of several companies within the Grifols Group. From 2001 to 2015 he held the role of non-member secretary of the Board of Directors of Grifols, S.A., serving as Director and Vice-Secretary of the Board of Directors since 2015. In May 2016, the Board accepted his resignation as vice secretary.  Until his appointment as executive director in July 2016, Mr. Grifols Roura was a partner at the law firm Osborne Clarke in Spain. Currently he is the Sole Director of Deria, S.A. Mr. Grifols Roura earned his degree in law from the University of Barcelona (Universidad de Barcelona).

Raimon Grifols Roura is the sole administrator and a shareholder of Deria S.A. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). Nuria Roura Carreras (Rodellar Amsterdam Holdings B.V.) is the mother of Raimon Grifols Roura.

Ramón Riera Roca

Mr. Ramón Riera Roca joined Grifols in 1977 and serves as Chief Operations Officer as well as being a member of the administration bodies of several companies of the Grifols Group. Mr. Riera earned a degree in Chemical Sciences from the Autonomous University of Barcelona.

Ramón Riera Roca is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Tomás Dagá Gelabert

Mr. Tomás Dagá Gelabert has served as director of Grifols, S.A. since April 2000 and also as vice secretary of the board since May 2016. He is a partner and founder of the law firm Osborne Clarke in Spain.  He was the managing partner of the law firm Osborne Clarke in Spain until June 30, 2017.  Prior to joining Osborne Clarke, he worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona. He is currently a member of the Board of Directors of Kiro Grifols S.L., Biomat USA, Inc., Talecris Plasma Resources, Inc., Grifols Diagnostic Solutions Inc., Grifols Worldwide Operations Limited, Chiquito Acquisition Corp., Grifols Innovation and New Technologies Limited and PBS Acquisition Corp. He is also a trustee and the Secretary of the private foundation Víctor Grífols i Lucas, a trustee of the Probitas Fundación Privada foundation and the Secretary non-board member of the Board of Directors of Progenika Biopharma, S.A. and Araclon Biotech, S.L. Mr. Dagá earned his degree in Law from the University of Barcelona (Universidad de Barcelona).

Tomás Dagá Gelabert is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant of the Spanish Securities Market Act).

Thomas H. Glanzmann

Mr. Thomas H. Glanzmann has served as a director of Grifols, S.A. since April 2006 and on January 1, 2017 he was appointed non-executive Vice Chairman of the Board of Directors.  He also serves as a Director on the Boards of Sulzer AG, Alkahest Inc., is a Healthcare Advisor to Madison Dearborn and Partners and is the General Partner in the Medtech Venture Fund in California. From 2006 until 2011 he was the Chief Executive Officer and Chairman of Gambro AB. Prior to this Mr. Glanzmann was the CEO and Managing Director of HemoCue AB. Between 1988 and 2004 he held various positions at Baxter Healthcare: Senior Vice President and Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group. Between 1984 and 1988 he worked at Philip Morris where he amongst other was the country manager for Norway, Denmark and Iceland. He also was a Senior Advisor to the Executive Chairman and a Managing Director at The World Economic Forum in Davos from 2004 - 2005 and the Chairman of the Plasma Protein Therapeutics Association (PPTA) between 2000 and 2001. Mr. Glanzmann holds a M.B.A. from IMD in Switzerland, a B.A. in Political Science from Dartmouth College, USA. and a Board of Directors Certification from the UCLA Anderson School of Management, USA.

Anna Veiga Lluch

Ms. Anna Veiga Lluch was awarded a B.S. in Biological Sciences and received a Ph.D in Biology (Cum Laude) from the Universidad Autónoma de Barcelona. She was the IVF laboratory Director at the Reproductive Medicine Service at Institut Universitari Dexeus from 1982 to 2005.  She is currently the Director of the Stem Cell Bank at the Barcelona Centre for Regenerative Medicine, the Director of the R+D Biological Area of the Reproductive Service of the Institut Universitari Dexeus,  and an Associate Professor at the Department of Experimental and Health Services of the Universitat Pompeu Fabra in Barcelona. In 2004 she was awarded the Creu de Sant Jordi by the Generalitat de Catalunya, and in 2013 she received the Medal of Honour from the Catalan

Parliament. In May 2015, she was awarded  the degree of Doctor Honoris Causa from the Universitat Central de Catalunya. She specializes in clinical embryology, reproductive genetics, embryonic and pluripotent stem cells research and bioethics.

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

Belén Villalonga Morenés

Ms. Belén Villalonga Morenés is a Professor at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at Harvard Business School. She serves as an independent director at Acciona, leader in the renewable energy and infrastructure businesses, since 2006, and at Talgo, a high-speed train manufacturer, since 2015. She is also a Senior Associate Partner at Cambridge Advisors to Family Enterprise, a family business consulting company. Her teaching, research, and consulting activities are in the areas of corporate strategy, finance, and governance, with a special focus on family-controlled companies. Her award-winning research, which has been published in the top academic journals, has been cited extensively in academic articles and in the international media. She holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a second Ph.D. in Business Economics from the Complutense University of Madrid and a B.A. in Economic and Management Sciences from the Colegio Universitario de Estudios Financieros in Madrid. Before starting her doctoral studies, she worked at McKinsey & Co. in Paris.

Marla E. Salmon

Ms. Marla E. Salmon is a Professor at the University of Washington (USA), with appointments in nursing, global health, and public policy and governance. Her career has focused on health policy and capacity building in both global and US contexts, working with governments, international agencies and other health—related entities. Her recent work focuses on social enterprise and development in the health sector.

Ms. Salmon currently serves on the governing boards of IES Abroad, Inc., and The One City Project. Previous board service includes the Robert Wood Johnson Foundation and the National Center for Healthcare Leadership.  She has also served on the White House Task Force on Health Care Reform, the Commission to Build a Healthier America, the World Health Organization’s Global Advisory Group on Nursing and Midwifery, and the National Institutes of Health National Advisory Committee for the Institute of Nursing Research.”

Ms. Salmon holds a doctorate in health policy and administration from the Johns Hopkins University, degrees in political science and nursing from the University of Portland, and was a Fulbright Scholar at the University of Cologne (Germany).  She holds two honorary doctoral degrees recognizing her national and international service, and is a member of the National Academy of Medicine.

Carina Szpilka Lázaro

Ms. Carina Szpilka Lázaro earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an Executive MBA from the Instituto de Empresa de Madrid. She began her professional career in the financial sector working at Banco Santander and Argentaria (now part of BBVA).  In 1998 she was part of the team that founded ING Direct in Spain, where she held the position of CEO from 2010 to 2013, having previously held that position in ING Direct France from 2008 to 2010. She is currently an independent director at Abanca and Meliá Hotels International, as well as a partner at KFund Venture Capital and a member of the Advisory Board of Reparalia.  She is also a member of the Professional Board of ESADE. In 2011 she was given the “Female Executive of the Year” award by the Spanish Federation of Female Directors, Executives, Professionals and Entrepreneurs (Federación Española de Mujeres Directivas - FEDEPE).  Likewise, she is the Chairwoman of Adigital.

Iñigo Sánchez-Asiaín Mardones

Mr. Iñigo Sánchez-Asiaín Mardones is the Lead Independent director of the Board since May 2015.  He earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. Since 2010 he is founding partner at Portobello Capital.  He is a member of the Executive Committee and Investment Committee at Portobello Capital, leading the investments in companies such as Angulas Aguinaga or Multiasistencia, companies in which he is Chairman and member of the Executive Committee. Previously he was Deputy General Director (Subdirector General) at Banco Santander (1993-2005) and was partner and member of the Board of Directors of Ibersuizas Gestión SGECR, S.A. (2005-2010).  He is also a member of the Executive Committee at the Harvard Club of Spain.

Biography of the Secretary Non-Member of the Board

Nuria Martín Barnés

Ms. Núria Martín Barnés has served as Vice-Secretary non-member of the Board of Directors from 2001 to 2015, serving as Secretary non-member of the Board of Directors since 2015. Ms. Martín has been the managing Partner at Osborne Clarke Spain since July 1, 2017.  Prior to joining Osborne Clarke she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986. Ms. Martín is also secretary and member of the Board of Directors of Compañía General de Inversiones, S.A., S.I.C.A.V., Gesiuris Asset Management, S.G.I.I.C., S.A., CAT Patrimonis, S.I.C.A.V., S.A., URC Patrimonis, S.I.C.A.V., S.A. and Technetix Spain, S.L. Ms. Martín earned her law degree from the University of Barcelona.

Senior Management

Our senior management currently consists of the following persons:

Name	Age	Title	Since
Raimon Grifols Roura	54	Co-CEO	2017
Víctor Grifols Deu	41	Co-CEO	2017
Ramón Riera Roca	63	Chief Commercial Officer	1977
Alfredo Arroyo Guerra	60	Chief Financial Officer	2007
Carlos Roura Fernández	66	Chief Industrial Officer	1987
Miguel Pascual Montblanch	58	President, Commercial Operations Support	2012
Vicente Blanquer Torre	57	VP Quality and Regulatory Affairs	2007
Mateo Florencio Borrás Humbert	62	Chief Human Resources Officer	2008
Gregory Gene Rich	66	President and Chief Executive Officer of Grifols Shared Services North America, Inc.	2001
David Ian Bell	63	General Counsel and Chief Innovation Officer	2003
Nuria Pascual Lapeña	54	VP, CORP Treasury & Investor Relations	1997
Jose Antonio García García	61	Managing Director Laboratorios Grifols	2011
Lafmin Morgan	53	Deputy Chief Commercial Officer	2018
Carsten Schroeder	52	President of the Diagnostic Commercial Division	2014
Jose Oriol Duñach Fulla	73	President of the Diagnostic Industrial Group	2013
Peter Allen	59	President of Plasma Operations and Chief Executive Officer of Biomat USA Inc.	2017

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

Carlos Roura Fernández

Mr. Roura joined us in 1977 and since 2013 he has been our Chief Industrial Officer. Previously, Mr. Roura served as Corporate Vice President and a co-President of the Global Industrial Division from 1987 to 2013. Beginning in 2002, he has served as

President of Farmafluid, a Spanish association of medical parenteral nutritional fluid laboratories.  From 2008 to 2013, Mr. Roura served as deputy Vice President of the Industrial Division.  Mr. Roura is an Industrial Engineer.

Miguel Pascual Montblanch

Mr. Pascual has served as our President Commercial Operations Support since 2012 and he is also a member of the board of worldwide Grifols commercial affiliates. He joined us in 1974 and has held several positions since that time, beginning as General Manager of Grifols Movaco S.A. until 2007. He was also General Manager of Iberoamerica Sales from June 2007 until 2012.

Vicente Blanquer Torre

Mr. Blanquer has served as our VP Quality and Regulatory Affairs since 2007 and was Corporate Vice President and the Technical Director of the Biological Industrial Group (previously the Pharmaceutical Technical Director) since 1993. He is responsible for both Bioscience’s quality assurance and quality control.  From 1987 until 1993, he was the Deputy Technical Director, responsible for process quality control concerning plasma derivatives manufacturing.  Mr. Blanquer received a Degree in Pharmacy from the University of Barcelona.

Mateo Florencio Borrás Humbert

Mr. Borrás has served as our Corporate Vice President and Chief Human Resources Officer (previously Director of Global Human Resources) since 2008. Previously, he served as a HR Director at various companies, including EMAYA, Nissan Motor Ibérica and others.  He is a member of AEDIPE (Spanish Association of People Management and Development, of which he has also been Chairman) and he is an Arbitrator at the Arbitrator Corps of Catalonian Labor Court.  Mr. Borrás received a degree in Psychology and a Postgraduate on Labor and Social Security, both at the University of Barcelona.

Gregory Gene Rich

Mr. Rich has served as President and Chief Executive Officer of Grifols Shared Services North America, Inc. (previously Grifols, Inc.) since December 2001.  Previously, he held these positions in Grifols, Inc. Prior to working with us, Mr. Rich worked for Grupo Picking Pack, as Chief Operating Officer from December 2000 to December 2001 and from July 1997 to August 2000, as Senior Vice President for Green Cross International, the then parent of Alpha.  Mr. Rich also worked for Alpha as Vice President and General Manager of International Operations from October 1995 to July 1997.  In between his two terms at Alpha, Mr. Rich worked for us from January 1983 to October 1995 and served as our co-President for the period December 1985 through his departure in 1995.  Mr. Rich earned a Bachelor’s of Science degree from California Polytechnic University, Pomona.

David Ian Bell

Mr. Bell joined us as a Corporate Vice President of Grifols Shared Services North America, Inc. in July 2003 and has since been responsible for Corporate Operations and Development.  He has been the General Counsel since 2003 and Chief Innovation Officer since 2016. He also serves as a member of our Executive Committee in Spain.  Mr. Bell is responsible for all legal activities of our U.S. operations, including litigation, mergers and acquisitions, real estate transactions, intellectual property and contracts.  He is also responsible for regulatory, registrations and licensing, governmental and public affairs and human resources.  Prior to joining us, Mr. Bell was Vice President and General Counsel for Alpha.  Additionally, he was a partner in the U.S. law firm of Knapp, Petersen & Clarke where he specialized in complex litigation involving healthcare, pharmaceutical and biotechnology regulation and liability.  Mr. Bell attended the University of California, Irvine, Southwestern University School of Law and a postgraduate program at Harvard Law School.  He is a member of the California State Bar and is admitted to practice before the United States Supreme Court and numerous federal appellate and district courts.

Nuria Pascual Lapeña

Ms. Pascual joined us in 1996.  She currently serves as VP, CORP Treasury & Investor Relations.  Prior to joining us, she served in various positions at Deutsche Bank and Banco Santander de Negocios.  She is a member of the board of directors of several companies related to her family’s businesses.  Ms. Pascual received a degree in Economics & Business Administration and received a Masters of Sciences in Economics from the London School of Economics and Political Sciences.

Jose Antonio Garcia Garcia

Mr. García joined us in 1992 and has held several positions since that time, starting as Director of the Laboratorios Grifols S.A. manufacturing plant in Murcia (Spain) and acting later as Industrial Director. Since 2011, Mr. García has served as Managing Director of Laboratorios Grifols S.A. He is also responsible for the start-up of the new Campo Largo (Brazil) blood bags manufacturing plant. Mr. García received a Degree in Marine Engineering from the Polytechnic University of Madrid in 1979.

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

Lafmin Morgan

Lafmin Morgan has been Deputy Chief Commercial Officer since 2018 and had been President of the Global Bioscience Division for Grifols since 2014. Previously, Mr. Morgan led the Global Marketing function for all Grifols Divisions, Bioscience, Hospital and Diagnostics. Mr. Morgan also served as Grifols North American Vice President and General Manager for Pulmonary in 2011. Mr. Morgan joined Grifols (then Talecris) in 2010. He was the Vice President of Product Management at Talecris Biotherapeutics where he was responsible for the marketing of Gamunex-C, Prolastin-C, Thrombate, Koate —DVI and the company’s line of Hypermune products. Prior to Grifols, Mr. Morgan worked at GSK for 20 years. During that time, he held a variety of positions in a number of different functional areas. Mr. Morgan holds a Bachelor’s Degree in Business Administration and a MBA from the University of North Carolina in Chapel Hill.

Jose Oriol Duñach Fulla

Mr. Duñach joined us in 1985 and has held several positions since that time, starting as Sales Manager Deputy, later Diagnostic Division Manager and finally acting as General Manager of Diagnostic Grifols S.A. from 1987 to 2013. Since 2013, Mr. Duñach has served as President of the Diagnostic Industrial Group. Beginning in 2015, he has also been Managing Director of Medion Diagnostic A.G. Mr. Duñach is a member of the board of Fenin, the Spanish association of Medical Device Manufacturers. Mr. Duñach received a Degree in Organic Chemistry from the University of Barcelona in 1979.

Peter Allen

Mr. Allen has served as President of the U.S. Grifols Plasma Operations and Chief Executive Officer of Biomat USA Inc. since May 2017. He joined us in 2016 as President of the Hospital Commercial Operations Division. Previously, Mr. Allen was President of the Plasma Division for Haemonetics Corporation, where he held other positions such as Chief Marketing Officer and President, Donor Division. Additionally, he has worked for several other companies in his career including Syncor International and Baxter International.  Mr. Allen holds a Bachelor of Science Degree in Finance from Lehigh University in Bethlehem, Pennsylvania.

Family Relationships

Mr. Raimon Grifols Roura, director and one of our Chief Executive Officers, and Mr. Víctor Grifols Roura, a director and non-executive Chairman of the Board, are brothers.

Mr. Raimon Grifols Roura is the uncle of Mr. Víctor Grifols Deu, both being directors and co-Chief Executive Officers.

Mr. Víctor Grifols Deu, director and one of our co-Chief Executive Officers, is the son of Mr. Víctor Grifols Roura, a director and the non-executive Chairman of the Board.

Messrs. Víctor Grifols Roura and Raimon Grifols Roura are the grandchildren of Mr. José Antonio Grifols i Roig, our founder.

Mr. Carlos Roura Fernandez, the Chief Industrial Officer, is the cousin of Messrs. Víctor Grifols Roura and Raimon Grifols Roura.

Arrangements Pursuant to Which Certain Directors or Senior Management Were Selected

The following is a description of all arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person named above was appointed.

Pursuant to the terms of the Merger Agreement, we agreed to appoint two individuals designated by Talecris to our Board, upon consummation of the Talecris acquisition, each for a five-year term.  Mr. Mayer is the only current director that was designated for such appointment and was appointed as a director in June 2011 and reelected in 2016, from such year under the category of independent director.

B.                                    Compensation

Compensation of Members of the Board

Our directors are entitled to receive compensation for serving as directors on our Board.  The Articles of Association generally set forth the processes for the determination of the compensation paid to the members of the Board.  Article 20.bis of the Articles of Association provides that the directors’ remuneration shall be a fixed amount and that, at least every three years and valid for the three fiscal years following the year it is approved, the general shareholders’ meeting shall approve the directors’ remuneration policy, which, pursuant to Article 26 of the Regulations of the Internal Functioning of the Board of Directors of Grifols, S,A. (reglamento de funcionamiento interno del consejo de administración),  or Board Regulations, (i) with respect to directors in their condition as such shall necessarily determine the maximum amount of the annual remuneration to be paid to all the directors and (ii) with respect to the remuneration of the directors for performing their executive duties must include the amount of the annual fixed remuneration, the different parameters to set the variable components and the main terms and conditions of their contracts including, in particular, duration, severance payments or compensations for the termination of the employment relationship, and exclusivity, post-contractual non-competition, and retention or loyalty agreements.  The Board then determines, pursuant to Article 26.2 of the Board Regulations, how much of the shareholder-approved aggregate compensation amount will be allocated to each director as compensation, taking into account the recommendations of our appointments and remuneration committee (comisión de nombramientos y retribuciones), or Appointments and Remuneration Committee, and their dedication to our business. In this respect, the Company’s director remuneration policy is the one which was approved at the general shareholders’ meeting held on May 26, 2017 and which is applicable during three fiscal years following the year of its approval.

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

In accordance with the compensation system outlined in the Articles of Association and the new Company’s directors’ remuneration policy, adopted at the general shareholders’ meeting held on May 26, 2017, which is applicable during three fiscal years following the year of its approval, the shareholders set the maximum annual amount available for compensation to the non-executive directors at €100,000 per director, other than those non-executive directors of the Board that render remunerated professional services to us.  Also, any director that is a member of one of the Board committees (Audit Committee and Appointments and Remuneration Committee) shall receive an additional gross annual remuneration of €25,000 as a result of the heavier workload (thus, the total remuneration would amount to €125,000). Similarly, the chairpersons of each Committee would receive an additional €25,000 for performing their duties as chairperson (thus, the total remuneration would amount to €150,000). The lead independent director would receive an additional remuneration amounting to €50,000 for performing his/her duties (thus, the total remuneration would amount to €150,000). Under no circumstances may the remuneration of a non-executive director exceed €150,000 per year.

As a result, in 2017, the following directors received compensation in their condition as such, namely, Anna Veiga Lluch, Steven F. Mayer, Luís Isasi Fernández de Bobadilla, Belén Villalonga Morenés, Marla E. Salmon, Carina Szpilka Lázaro, Iñigo Sánchez Asiaín Mardones.

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

The total compensation paid to directors in 2017, in the aggregate, amounted to €6.7 million. Of the total director compensation amount, executive directors (consejeros ejecutivos) received €2.5 million (€2.0 million in fixed compensation and €487 thousand in variable compensation for their service as executive directors). It must be noted that both executive directors Mr. Ramon Riera and Mr. Víctor Grífols Deu’s RSUs allocated in fiscal year 2015, and which had a vesting period of 2 years and 1 day, vested in 2017. Consequently, in 2017 both of them were awarded Class B shares with an equivalent value of €417 thousand and €36 thousand, respectively. External directors (other than those who render remunerated professional service to us) received €939 thousand.  These figures include accruals for contingent or deferred compensation.  None of our directors received attendance fees for meetings of the Board or committees of the Board.  Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

With respect to the €487 thousand received by the executive directors in variable compensation, this amount corresponds to 50% of the total amount of variable compensation. The remaining 50% is paid in Class B ordinary shares. The vesting period for the delivery of these shares is two years and one day.

Mr. Víctor Grifols Roura resigned as Chief Executive Officer on January 1, 2017, staying on the board as non-executive Chairman. Effective the same date, Raimon Grifols Roura and Víctor Grifols Deu became the co-Chief Executive Officers of the Company. Therefore, as of January 1, 2017, the Company’s remuneration policy changed due to the position held by Víctor Grifols Roura as non-executive Chairman of the Board, as his remuneration for his role in the Company is different to that of the other members of the Board. Thus, the Company’s directors’ remuneration policy, adopted at the general shareholders’ meeting held on May 26, 2017, reflects this change.

The remuneration of the Chairman of the Board for year 2017 was a fixed annual amount of €965,000, as established under the Company’s directors’ remuneration policy. The Chairman of the Board will no longer receive a variable remuneration. The remuneration of Mr. Grifols has been determined taking into account his proven experience as director and Chairman of the company, in addition to his knowledge in the sector where the Company operates. When deciding the remuneration of Mr. Grifols, which is the same fixed amount he had when he held an executive position, excluding any variable amount, the additional duties that he will carry out, as well as those set out in the Spanish Companies’ Act for the position of Chairman of the Board, were taken into account.

In addition, during 2017, the Chairman received payment for his executive role in certain activities in prior years. He received a bonus in cash related to fiscal year 2016, for an amount of €350 thousand; and in March 2017, RSUs allocated in fiscal year 2015, and which had a vesting period of 2 years and 1 day, vested. Hence, in 2017 he was awarded Class B shares with an equivalent value of €565 thousand.

Compensation of Senior Management

In 2017, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €13,671,670 in the aggregate.  This figure includes accruals for contingent or deferred compensation earned in respect of 2017 service. The breakdown of the aggregate amount paid to such senior management for discharging their duties in 2017 is set forth in the table below.

Component	Amount Paid in 2017
Salaries	€8,417,344
Variable Compensation	€5,254,326
Stock options or other securities	—
Other — e.g., life and health insurance	—
Other — e.g., pensions/savings	€45,428.16

The above variable compensation includes €2,679,635 in RSUs allocated in fiscal year 2015, which had a vesting period of 2 years and 1 day, and have vested in 2017.

Salaries paid in U.S. dollars have been calculated at the exchange rate between the U.S. dollar and the euro of U.S. $1.1705 to €1.00.

The company has established a Restricted Share Unit Retention Plan, or RSU Plan, for eligible employees. Under the RSU Plan, an employee can elect to receive up to 50% of their yearly bonus in non-voting Class B shares or ADSs, and we will match their RSUs with an additional 50% of such employee’s election of RSUs, or Additional RSUs. Our Class B shares and ADSs are valued at the date of payment of the bonus such employee has elected to receive and no cash dividends will be paid with respect to these shares.

These RSUs will have a vesting period of two years and one day and will subsequently be exchanged for Class B shares or ADSs representing Class B shares. If an eligible employee leaves the company, or is terminated before the end of the vesting period, they will not be entitled to the Additional RSUs. This commitment is treated as equity-settled and the total amount was €13,871,000. At December 31, 2017, the Company had settled the RSU Plan for an amount of €7,303 thousand.

Equity and Other Incentive Programs

In 2017, no compensation was paid pursuant to a profit sharing plan or any stock option and no other equity compensation was awarded to any of our directors or senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2017 was €45,428.16 ($50,788.68). In 2017, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

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

A director may either be an individual or an entity represented by an individual.  If a director ceases to hold office prior to the expiration of his or her term, the Board may fill the vacancy by appointing a new director to replace the outgoing director.  Any director so appointed will hold office until the next general shareholders’ meeting when the appointment may be confirmed or revoked by our shareholders. If such appointment takes place between the time that a general shareholders’ meeting is called and the time the meeting takes place, then the director so appointed will hold office until the next general shareholders’ meeting, when this appointment is to be confirmed or revoked.  Any such appointment will be only for the remainder of the term of the outgoing director, without prejudice to such director’s eventual election.   A director may resign, or be removed, from office by a resolution of our general shareholders’ meeting at any time.  A director who is also a shareholder may vote freely on any of our shareholders’ resolutions relating to the appointment and dismissal of directors (including the appointment or dismissal of that director).

In addition, pursuant to the Board Regulations, a director must tender a resignation to the Board and the Board may accept such resignation, in its discretion, under the following circumstances:  (i) when the director ceases to hold the executive position to which such director’s appointment to the Board was related; (ii) when the director becomes unable to hold the office due to a legal cause of ineligibility or incompatibility; (iii) when the director has been formally charged with certain crimes (including, but not limited to, crimes against personal freedom, economic crimes and crimes against the justice administration) or a formal inquiry is opened against him or her by a regulator; (iv) when the director has been severely admonished by our Audit Committee for having breached his or her duties as director; (v) when the director’s participation on the Board may jeopardize our interests or when the reasons for his or her appointment cease to exist; and (vi) in the case of a proprietary director, when the relevant shareholder ceases to hold its stake in us, or reduces its stake below the level that reasonably justified the appointment of such director.

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

Pursuant to the Articles of Association the Board of Directors may hold meetings by videoconference, conference call or by any other distance communication systems as long as said communications take place in real time and therefore, in one sole act, and both the identity of the participating or voting individual and the security of the electronic communications, are properly guaranteed.

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

Under Spanish corporate law, a board of directors may also grant general or specific powers of attorney to any person whether or not that person is a director or a shareholder.  General powers of attorney must be registered in the Commercial Registry.  However, Spanish law provides that the following powers, among others, may not be delegated:  (i) the formulation and submission for approval of the yearly financial statements at the general shareholders’ meeting; and (ii) those powers granted to the board of directors by a general shareholders’ meeting (unless otherwise provided in the relevant shareholders’ resolution).

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

The regulations applicable to the Audit Committee are set forth in the provisions referred to above, as well as the bylaws of the Audit Committee, which were approved by the Board and the Audit Committee on December 9, 2008.  In connection with the Talecris acquisition, at a Board meeting held on May 24, 2011, the Articles of Association and Board Regulations were amended to conform to NASDAQ Listing Rules and to facilitate the listing of our Class B ADSs on NASDAQ. Furthermore, the bylaws of the Audit Committee were modified at a Committee meeting held on March 31, 2015, to adapt them to the requirements imposed by Law 31/2014. In 2017, article 24.ter of the Articles of Association and Article 14 of the Board Regulations concerning the composition and functions of the Audit Committee were amended in order to adequate their content to the latest amendments of the Companies Act introduced by the currently in force Spanish Audit Act.

Pursuant to our Spanish corporate governance requirements and our Articles of Association and the Board Regulations, the Audit Committee consists of a minimum of three directors and a maximum of five directors who are appointed by the Board based on such directors’ knowledge, competence and experience in accounting, audit and risk management matters.  All of the members of the Audit Committee must be non-executive directors, and the majority must be independent directors.  As a group, the members of the Committee must have the pertinent technical knowledge in relation to the sector of activity of the company. In addition, all members of the Audit Committee, including the chairman, must meet the independence, experience and other requirements set forth in the Exchange Act and NASDAQ Listing Rules.

The responsibilities of the Audit Committee include:

•                                          reporting to the shareholders at general shareholders’ meetings regarding matters for which the Audit Committee is responsible;

•                                          recommending to the Board the appointment, hiring and replacement of the external auditor regardless of the faculties vested in the general shareholders’ meeting and the Board with regard to the approval of such resolutions under Spanish law;

•                                          oversight of our internal audit department, including selecting its manager, monitoring its budget,  receiving periodic information on the department’s activities and ensuring that management takes the conclusions and recommendations of the department’s reports into account;

•                                          setting up and supervising procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, as well as the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•                                          exercising oversight of the process for gathering financial information and the related internal control system; reviewing the financial statements and the periodic financial statements that should be submitted to the securities regulatory authorities and ensuring that the appropriate accounting standards are followed; reporting to the Board on any change in the accounting standards and on balance sheet and off balance sheet risks;

•                                          receiving information from the auditors including relating to auditor independence and conduct of audits of the financial statements, and issuing on an annual basis a written opinion on the independence of the auditor;

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

D.                                    Employees

The table below indicates the number of employees by department as of December 31, 2017, 2016 and 2015:

Department	2017	2016	2015
Manufacturing	14,577	11,400	11,409
Research & development — technical area	963	812	812
Administration and others	1,112	1,095	1,032
General management	230	238	215
Marketing	187	168	158
Sales and distribution	1,227	1,164	1,111
Total	18,296	14,877	14,737

The table below indicates the number of employees by geographic region as of December 31, 2017, 2016 and 2015:

Geographic Region	2017	2016	2015
Spain	3,649	3,430	3,256
North America	13,671	10,557	10,659
Rest of the World	976	890	822
Total	18,296	14,877	14,737

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

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents.  All of our employees are covered under this policy.  We implemented a defined contribution pension plan in all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees.  Our contribution to this pension plan was €725,000 in 2017, compared to €674,000 in 2016 and €647,000 in 2015.  We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended.  We make fully vested matching contributions to the savings plan which totaled $18.9 million for 2017, compared to $17 million in 2016 and $12.7 million for 2015.  For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law.  The pension cost relating to this plan is not material.

E.                                    Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2017, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

Item 7.                                                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth certain information, including information regarding beneficial ownership of our Class A (voting) shares as of December 31, 2017, for (i) our major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to us to be the beneficial owner of more than 3% of our Class A shares, (ii) each of our directors and (iii) each member of our senior management.  As of that date, there were a total of 426,129,798 Class A shares issued and outstanding.

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

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Major Shareholders
Deria S.A.(1)	37,970,661	8.91
Scranton Enterprises B.V.(2)	36,953,048	8.67
Thorthol Holdings B.V.(3)	30,085,532	7.06
Núria Roura Carreras (4)	26,224,374	6.15
Blackrock, Inc. (5)	18,748,942	4.40
Oppenheimerfunds Inc. (6)	13,064,750	3.07
Jupiter Fund Management PLC	12,967,000	3.04
Oppenheimer International Growth Fund	12,929,406	3.03
Fidelity International Limited (7)	8,466,387	1.99

Directors
Víctor Grifols Roura	880,900	*
Ramón Riera Roca	338,170	*
Thomas H. Glanzmann(8)	167,122	*
Tomás Dagá Gelabert	103,796	*
Anna Veiga Lluch	200	*
Luís Isasi Fernández de Bobadilla	200	*
Víctor Grifols Deu	14,620	*
Steven F. Mayer	—	—
Belén Villalonga Morenés	—	—
Marla E. Salmon	—	—
Iñigo Sánchez-Asiaín Mardones	—	—
Raimon Grifols Roura	2,780	*
Carina Szpilka Lázaro	—	—

Senior Management
Gregory Gene Rich	143,196	*
Carlos Roura Fernández	123,578	*
Vicente Blanquer Torre	44,754	*
David Ian Bell	20,000	*
Nuria Pascual Lapeña	19,592	*
Mateo Florencio Borrás Humbert	982	*
Alfredo Arroyo Guerra	—	—
Lafmin Morgan	—	—
Carsten Schroeder	—	—
Peter Allen	—	—
Miquel Pascual Montblanch	15,000	*
José Antonio García García	13,032	*
Jose Oriol Duñach Fulla	55,418	*

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

(5)                                 Blackrock, Inc. has indirect voting rights over 18,748,942 of our Class A shares.

(6)                                 Oppenheimerfunds Inc. has indirect voting rights over 13,064,750 of our Class A shares.

(7)                                 Fidelity International Limited has indirect voting rights over 8,466,387 of our Class A shares.

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

Significant Changes in Ownership

In accordance with Spanish reporting requirements, the following transfers of shares were reported to the Spanish National Securities Market Commission (Spanish Comisión Nacional del Mercado de Valores), or CNMV, as of December 31, 2017:  Blackrock Inc. communicated to the Spanish National Securities Market Commission that on 20 March, 2017 its holding of Class A shares reached above 3%.

Oppenheimer International Growth Fund communicated to the Spanish National Securities Market Commission that on March 20, 2017 its holding of Class A shares reached above 3%.  Jupiter Fund Management PLC communicated to the Spanish National Securities Market Commission that on March 22, 2017 its holding of Class A shares reached above 3%.  Capital Research and Management Company communicated to the Spanish National Securities Market Commission that on November 28, 2017 its holding of Class A shares fell below 3%.

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

B.                                    Related Party Transactions

Charitable Contributions

In 2017, we contributed to two charitable foundations, the Mr. Víctor Grifols i Lucas Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics.  It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas.  The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives.  Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Raimon Grifols Roura, our Chief Executive Officer, and Mr. Víctor Grifols Roura, a proprietary director and non-executive Chairman of the Board.  We contributed €0.4 million, €0.4 million and €0.4 million to the Víctor Grifols i Lucas Foundation in 2017, 2016 and 2015, respectively.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes.  The Probitas Private Foundation was founded by us in 2008.  Messrs. Raimon Grifols Roura, our Chief Executive Officer, and Tomás Dagá Gelabert, one of our directors, are patrons of the Probitas Private Foundation. We contributed €6.8 million, €4.9 million and €4.8 million to the Probitas Private Foundation in 2017, 2016 and 2015, respectively. We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

The Jose Antonio Grifols Lucas Foundation provides grants for education and research into the science of plasmapheresis.  Additionally, the foundation assists plasma donors who may be unable to care for themselves.  We did not contribute to the Jose Antonio Grifols Lucas Foundation in 2015, 2016 and 2017.

Consultant Agreement

In 2011, subsequent to the Talecris acquisition, one of our directors entered into a consulting services contract for a term of three years, pursuant to which he received compensation in the amount of $1.0 million per year with an additional $2.0 million payable upon the fulfillment of certain conditions.  In 2015, we extended this contract for a term of two years. In each of 2017, 2016 and 2015, we paid such director $1.0 million pursuant to this agreement.

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

On February 3, 2017, bioMérieux, S.A and bioMérieux, Inc. filed suit against Hologic, Inc. (“Hologic”), Grifols, and Grifols Diagnostic Solutions Inc. (“GDS”) in the U.S. District Court for the Middle District of North Carolina, alleging infringement of U.S. Patent Nos. 8,697,352 and 9,074,262 by virtue of defendants’ activities with respect to the Procleix HIV-1/HCV Assay®, Procleix Ultrio Assay®, and Procleix Ultrio Plus® products. Hologic and GDS filed a motion to dismiss for failure to state a claim on April 3, 2017. As a result of a claim of improper venue, the case was transferred to the U.S. District Court for the District of Delaware in early 2018. Hologic and GDS are pursuing defenses of failure to state a claim, non-infringement, invalidity, and that the infringement claims are contractually barred. Additionally, Grifols intends to pursue dismissal for lack of personal jurisdiction.

On October 4, 2016, Enzo Life Sciences, Inc. (“Enzo”) filed suit against Hologic in the U.S. District Court for the District of Delaware, alleging infringement of U.S. Patent No. 6,221,581 by virtue of Hologic’s activities with respect to Progensa®, Procleix®, and Aptima®products. On November 9, 2017, the Court granted Enzo’s motion to amend its complaint to add Grifols and GDS as defendants with respect to the Procleix® products at issue. Hologic and GDS have answered the complaint, alleging non-infringement and invalidity among their defenses. GSA has moved to dismiss for lack of personal jurisdiction. The case schedule has been extended in light of the addition of Grifols-related entities as co-defendants, with Hologic and GDS currently engaged in fact discovery. Trial is scheduled for September 2019.

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

Antitrust Approval of Talecris-Grifols Merger

On July 20, 2011, the Federal Trade Commission, or FTC, issued a final order, or Consent Order, to settle its May 31, 2011 charges that our acquisition of Talecris was anticompetitive and would have resulted in higher prices for consumers.  Pursuant to the Consent Order, we divested to Kedrion, on June 2, 2011, certain assets, including (i) Talecris’ Melville, New York manufacturing facility, which we refer to as the Melville facility, (ii) United States marketing rights to Koate® antihemophilic factor, (iii) an agreed quantity of plasma and (iv) two plasma collection centers located in Mobile, Alabama and Winston Salem, North Carolina.  Further, pursuant to the Consent Order, we and Kedrion entered into a contract manufacturing agreement under which we are supplying to Kedrion, for a period of seven years ending in 2018, Koate® and private label IVIG and albumin, for sale by Kedrion in the United States, and Kedrion exercised an option in 2014 to purchase a non-exclusive license to Koate®-related intellectual property for use in the United States.  In accordance with the Consent Order, we leased the Melville facility from Kedrion until July 1, 2013, when we turned over operations at the facility to Kedrion.

Effective July 1, 2013 Grifols and Kedrion agreed to an early termination of the lease agreement and completed the transfer of operations at the Melville facility to Kedrion.  The parties further entered into a three year fractionation agreement whereby Kedrion would continue to fractionate limited amounts of plasma for further manufacture by Grifols.

The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years.  We filed our first compliance report, pursuant to paragraph IX.B of the Consent Order, on July 20, 2012.  Grifols filed its sixth compliance report in July 2017.  There has been no further action by the FTC.  Our next compliance report is due in July 2018.

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law.  The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries.  This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €40.1 million at December 31, 2017.

At the general shareholders’ meeting held on May 26, 2017, our shareholders approved a dividend of €0.136 for each Class A share, for an aggregate dividend of €58 million, which was paid to the Class A shareholders on June 1, 2017.  Additionally, on October 27, 2017, our Board approved an interim dividend of €0.18 for each Class A share, for an aggregate interim dividend of €76.7 million, which was paid to the Class A shareholders on December 5, 2017.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that profits for the year ended December 31, 2017, in the amount of €76.2 million be transferred to reserves.

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

At the general shareholders’ meeting held on May 26, 2017, our shareholders approved a dividend of €0.136 for each Class B share, for an aggregate dividend of €34.9 million, and a preferred dividend of €0.01 for each Class B share, for an aggregate preferred dividend of €2.6 million, which were paid to the Class B shareholders on June 1, 2017.  Additionally, on October 27, 2017, our Board approved an interim dividend of €0.18 for each Class B share, for an aggregate interim dividend of €46.3 million, which was paid to the Class B shareholders on December 5, 2017. It is worth noting that the treasury Class B shares did not receive either dividend mentioned above.

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

	Class A Shares
	High (€)	Low (€)
Fiscal Year 2013
Annual	35.15	23.51
Fiscal Year 2014
Annual	42.53	27.91
Fiscal Year 2015
Annual	46.00	31.72
Fiscal Year 2016
First Quarter(1)	21.32	17.85
Second Quarter	20.49	17.91
Third Quarter	20.70	18.62
Fourth Quarter	19.33	16.48
Fiscal Year 2017
First Quarter	23.41	18.75
Second Quarter	26.97	22.61
Third Quarter	24.93	22.73
Fourth Quarter	27.73	23.71
Recent Months
October 2017	26.90	23.71
November 2017	27.73	24.37
December 2017	25.00	23.83
January 2018	26.73	24.295
February 2018	26.02	22.12
March 2018	23.88	21.50

(1)                                 From January 4, 2016, prices reflect the two-to-one split executed by the Board effective from that date.

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

	Class B Shares
	High (€)	Low (€)
Fiscal Year 2013
Annual	23.99	18.05
Fiscal Year 2014
Annual	34.60	22.61
Fiscal Year 2015
First Quarter	32.15	26.65
Second Quarter	33.00	26.73
Third Quarter	30.81	25.00
Fourth Quarter	33.69	27.22
Fiscal Year 2016
First Quarter(1)	15.30	12.70
Second Quarter	15.32	12.92
Third Quarter	15.65	14.01
Fourth Quarter	15.39	13.03
Fiscal Year 2017
First Quarter	17.86	15.05
Second Quarter	20.46	17.64
Third Quarter	18.66	16.76
Fourth Quarter	20.50	17.65
Recent Months
October 2017	19.90	17.65
November 2017	20.50	18.80
December 2017	19.35	18.26
January 2018	20.65	18.85
February 2018	20.35	17.38
March 2018	18.10	16.36

(1)                                 From January 4, 2016, prices reflect the two-to-one split executed by the Board effective from that date.

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

The following table sets forth the high and low intraday market prices, in U.S. dollars, for the Class B ADSs for the periods indicated, as reported by NASDAQ:

	Class B Shares
	High ($)	Low ($)
Fiscal Year 2014
Annual	46.66	29.24
Fiscal Year 2015
Annual	36.08	29.06
Fiscal Year 2016
First Quarter(1)	16.19	14.07
Second Quarter	17.40	14.45
Third Quarter	17.26	15.77
Fourth Quarter	16.39	14.27
Fiscal Year 2017
First Quarter	19.16	15.90
Second Quarter	22.825	18.77
Third Quarter	21.98	19.92
Fourth Quarter	24.20	20.88
Recent Months
September 2017	21.98	20.45
October 2017	23.69	20.88
November 2017	24.20	22.20
December 2017	23.10	21.31
January 2018	25.18	22.86
February 2018	24.86	21.45
March 2018	21.99	20.14

(1)                                 From January 4, 2016, prices reflect the two-to-one split executed by the Board effective from that date.

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

Our Class B ADSs have been listed and traded on the NSADAQ Global Select Market under the symbol “GFRS” since June 2, 2011.

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia.  The majority of the transactions conducted on them are done through the Spanish Automated Quotation System.  During 2017, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

On March 11, 2005, Royal Decree Law 5/2005 was approved, modifying the Securities Market Act in order to implement Directive 2003/71/EC of the European Parliament and of the Council of the European Union, or Council, on the prospectus to be published when securities are offered to the public or admitted to trading.  The Directive (i) harmonizes the requirements for the process of approval of prospectuses, which enables a prospectus to be valid throughout the European Union and (ii) incorporates the application of the country-of-origin principle later set forth in Spanish Royal Decree, or Royal Decree, 1362/2007.

Royal Decree 1333/2005, of November 11, 2005, developed the Securities Market Act in relation to market abuse.

Law 12/2006, of May 16, 2006, amended the Securities Market Act by (i) introducing a new article relating to notifications to the CNMV of transactions that might constitute insider dealing or market manipulation, (ii) completing the regulation of Bolsas y Mercados Españoles, which operates the Spanish Stock Exchanges and financial markets and (iii) clarifying the regulation of significant participations in the entities that manage the clearing and settlement of securities and the Spanish secondary securities markets.

Law 6/2007, of April 12, 2007, amended the Securities Market Act to modify the rules for takeover bids and for issuer transparency.  This Law came into effect on August 13, 2007, and partially integrates into the Spanish legal system Directive 2004/25/EC of the European Parliament and of the Council, of April 21, 2004, on takeover bids and Directive 2004/109/EC of the European Parliament and of the Council, of December 15, 2004, on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC.  This Law was further developed by Royal Decree 1066/2007, of July 27, 2007, on rules applicable to takeover bids for securities; by Royal Decree 1362/2007, of October 19, 2007, on transparency requirements for issuers of listed securities; and by Royal Decree 1698/2012, of December 21, 2012, to implement Directive 2010/73/EC of the European Parliament and of the Council, of December 24, 2010 (amending Directive 2003/71/CE and Directive 2004/109/EC).

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

Royal Decree 878/2015, on the clearing, settlement and recording of transferable securities represented in book-entry form, on the legal regime of the central securities depositaries and central counterparties, and on the transparency requirements for issuers of securities admitted to trading in a regulated, which was published in the Spanish Official Gazette on October 3, 2015, meets the need to develop the latest amendments introduced in the Securities Market Act in matters of book-entries and clearing and settlement of securities, in addition to the need to adapt our legal system to a number of EU Law provisions. The reform of our post-trading system seeks to improve its efficiency and stability, in addition to equating the securities clearing, settlement and recording activities to those of the European markets, thus helping to reduce operational costs and improve the competitiveness of our markets, entities and infrastructures and, consequently, of the financial sector.  On April 27, 2016, the new post trading system of clearing and settlement of shares kicked off.

Regulation (EU) No. 596/2014, on market abuse, which was directly applicable in all European Union member states, came into force in 2016 with the aim to ensure that European Union regulation keeps pace with market developments in order to combat market abuse on financial markets as well as across commodity and related derivative markets.

On January 3rd 2018, the implementation of the new regulatory framework on financial markets and instruments (the 2014/65/EU Directive on financial instrument markets,) has begun. The new rules, based on improved rules already adopted by MiFID, introduce organizational and behavioural requirements for market participants in order to improve investor protection.

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

At the general shareholders’ meeting held on May 26, 2017, the shareholders voted to amend our Articles of Association concerning the composition and functions of the Audit Committee, in order to adequate its content to the latest amendments of the Companies Act introduced by the Audit Act currently in force. The shareholders also voted to amend the Regulation of the General Shareholders’ Meeting, concerning the competences of the General Shareholders’ Meeting, in order to adapt its content to the latest amendments of the Companies Act, introduced by Law 5/2015 of promotion of business financing (Ley 5/2005 de fomento de la financiación empresarial), on matters of issuance of bonds and other securities. The amendment consists of eliminating the issuance of numbered series of bonds or other securities, whether convertible or not, that may recognize or create a debt expressly as a competence of the General Shareholders’ Meeting.  The shareholders also renewed the delegation of authority to apply for the listing of the Class A shares on NASDAQ, via Class A ADSs, within three years following the date of the meeting.

The Board, with full power of substitution in any of its members, has the authority to set the terms and conditions of the capital increases and the characteristics of the shares in all aspects not foreseen by the general shareholders’ meeting, as well as to freely offer the new unsubscribed shares within the term(s) of exercise of the pre-emptive right of subscription; establish that, in the event of an incomplete subscription, the share capital will be increased only in the amount of the subscriptions effectively carried out;  redraft the articles of the Articles of Association related to share capital and number of shares; exclude, pursuant to the provisions of article 506 of the Companies Act, the pre-emptive right in the terms and conditions set forth therein and up to a maximum of 20% of the Company’s share capital; apply for, when appropriate, the listing of the shares issued pursuant to this authorization, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the above-mentioned stock exchange markets, for admission to listing of the new shares issued as a consequence of the agreed capital increase; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, permanence and exclusion from official listing; request the inclusion of the new shares in the accounting registries of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

The full text of the amendments to the Articles of Association detailed above is available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the heading “Investor Relations — Corporate Governance.”

General

As of December 31, 2017, our share capital was €119,603,705 and comprised:

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

Our principal executive office is located at Avinguda de la Generalitat, 152 Parque Empresarial Can Sant Joan, 08174 Sant Cugat del Vallès, Barcelona, Spain.  Our registered office is located at c/Jesús y María, 6, Barcelona (08022).  We were incorporated on June 22, 1987.  Our fiscal year runs from January 1 to December 31.

Corporate Purpose

Article 2 of the Articles of Association states that our corporate purpose is to provide administration, management and supervision services of companies and businesses as well as investments in personal and real estate assets.

Board of Directors

Under Article 31 of the Board Regulations, a director shall abstain from attending or intervening in deliberations that affect matters in which he (or any person related to him) is personally involved, directly or indirectly.  A director cannot carry out professional or commercial transactions with us, directly or indirectly, unless he previously informs the Board about the conflict of interest, and the Board, following a report from our Appointments and Remuneration Committee, approves the transaction.

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

Extraordinary meetings may be called by the Board whenever it deems it appropriate or at the request of one or more shareholders representing at least 3% of our share capital.  Per Spanish Law and the Articles of Association, we are required to publish a “calling of the meeting,” which sets forth the matters to be voted on at each general shareholders’ meeting, at least one month prior to the date set for the meeting in at least:  (i) the Official Gazette of the Commercial Registry (Boletin Oficial de Registro Mercantil) or one of the local newspapers of wide circulation in the province where we are domiciled (currently Barcelona, Spain); (ii) CNMV’s website; and (iii) our website.

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

Under Spanish law, the following shareholder actions require approval by the affirmative vote of the holders of a majority of our Class A shares present in person or represented by proxy at a duly constituted meeting of holders of our Class A shares at which meeting, if (i) on first call, a quorum of at least 50% of the issued voting share capital is present or represented by proxy or (ii) on second call, a quorum of at least 25% of the issued voting share capital is present or represented by proxy (unless on such second call less than 50% of the issued voting share capital is present or represented by proxy, in which case those matters require the affirmative vote of at least two-thirds of the share capital present or represented at such meeting):

•                                          the issuance of bonds;

•                                          an increase or reduction of the share capital, or the suppression/limitation of pre-emptive rights in issuances of new shares;

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

In addition, pursuant to Royal Decree 1333/2005, of November 11, 2005, (implementing European Directive 2004/72/EC), any member of the Board or our senior management and any parties closely related to any member of the Board or our senior management must similarly report any acquisition or disposal of our shares (in this case, either Class A or Class B shares), derivatives or other financial instruments relating to our shares regardless of the size, including information on the percentage of voting rights which they hold as a result of the relevant transaction within five business days of such transaction. In this respect, Regulation (EU) No. 596/2014, on market abuse introduces certain changes as regards notifications from directors. From a practical viewpoint, the transactions that may be notified are broadened, the notification period is reduced from 5 to 3 business days and the prohibition against directors and executives to trade during 30 calendar days before the publication of an interim or annual financial report (restricted periods or “blackouts”) is regulated.

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

•                                          Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation, a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B share is treated the same as a Class A share or (ii) our dissolution or winding-up, except where such resolution is required by law.

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

A capital increase may be effected by issuing new shares or by increasing the par value of existing shares.  A capital reduction may be effected by reducing the par value of existing shares or by redeeming or repurchasing existing shares.

At the general shareholders’ meeting on extraordinary matters held on December 4, 2012, our shareholders agreed to increase share capital by issuing an additional 16,328,212 Class B shares, without a share premium and with a charge to voluntary reserves, in order to remunerate the Class A and Class B shareholders.  The issuance took the form of a free allocation of one new Class B share for every 20 Class A or Class B shares owned. The issuance of these shares increased share capital by a nominal amount of €1.63 million.

Also, at the general shareholders’ meeting on extraordinary matters held on December 4, 2012, our shareholders authorized the Board to increase share capital up to 50% of the existing share capital at that time.  Within this authorization, on April 16, 2013, the Board adopted an increase by issuing an additional 884,997 Class B shares, with a share premium of €23.02, in order to pay half of the purchase price of the Progenika acquisition.  The issuance of these shares increased share capital by a nominal amount of €0.09 million.

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

2017 Notes

For a summary of the material terms of the 2017 Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit —The 2017 Notes.”

New Credit Facilities

For a summary of the material terms of the New Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — New Credit Facilities.”

European Investment Bank Term Loans

For a summary of the material terms of the European Investment Bank Term Loans, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — European Investment Bank Term Loans.”

Acquisitions and Related Financing

For a summary of the material terms of our acquisitions and related financing transactions substantially completed in 2016 and 2017, see Item 4 of this Part I, “Information of the Company — A. History of and Development of the Company — Acquisitions and Related Financing.”

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

Impact of U.S. Federal Tax Reform

Reform proposals have been recently put forth by members of Congress and the President. In 2016, the Speaker of the House

of Representatives and the Chairman of the House Ways and Means Committee published “A Better Way.” Separately, the then-candidate, now-President published a one-page document on tax reform. Each of these proposals set forth a variety of principles to guide potential tax reform legislation. As of the date of registration of this annual report, no legislation in respect of either of these proposals has been introduced in the Congress. However, the principles set forth in both “A Better Way” and the President’s one-page proposal, if ultimately reduced to legislation enacted by the Congress and signed into law by the President in a form that is consistent with those principles, could change dramatically the U.S. federal taxation of the Grifols group and a holder of our shares or ADSs. While it is impossible to predict whether and to what extent any tax reform legislation (or other legislative, regulatory or administrative change to the U.S. federal tax laws) will be proposed or enacted, any such change in the U.S. federal tax laws could affect materially the value of any investment in the Company’s shares or ADSs. Investors should consult their own tax advisors regarding the effects of the Tax Cut and Jobs Act on an investment in the Company or its shares or ADSs.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2017, equity would have increased by €416.1 million (€318.5 million at December 31, 2016) and profit would have increased by €14.6 million (would have decreased by €11.4 million at December 31, 2016).  This analysis assumes that all other variables are held constant, especially that interest rates remain constant.  A 10% weakening of the U.S. dollar against the euro at December 31, 2017, and 2016, would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest Rate Risk

Our interest rate risks arise from current and non-current borrowings.  Borrowings at variable interest rates expose us to cash flow interest rate risks.  The purpose of managing interest rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

A significant part of the financing obtained during 2017 accrues interest at fixed rates.  This fixed interest debt amounts to €1,000 billion as of December 31, 2017, which represents 56% of our total U.S. dollar denominated debt. The additional loans of €185 million in the aggregate from the European Investment Bank represent 10% of our total debt in euros.

Our senior euro denominated debt represented 12% of our total senior debt at December 31, 2017 and at December 31, 2016. Total fixed-interest debt represented a total of 19% of debt at December 31, 2017, and 21% at December 31, 2016.

As of December 31, 2017, we were not participating in hedging of Euros or U.S. dollars. In previous years, the fair value of interest rate swaps, contracted to reduce the impact of rises in variable interest rates (LIBOR and EURIBOR), were accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

If the interest rate had been 100 basis points higher during 2017, the interest expense would have increased by €53 million.  A 100 basis points decrease in interest rates during 2017 would have had the opposite effect for the amounts shown above.

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols, S.A. certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees.  It has covered all such expenses incurred by us during 2017 for an amount of $1.6 million.  The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

As part of its service to us, Deutsche Bank Trust Company Americas has also agreed to waive the cost of providing administrative and reporting services, including the cost of accessing its intelligence database for our ADR programs, which totaled $190 for 2017.

GLOSSARY OF TERMS

“AMP” means the average manufacturer price of certain outpatient drugs covered by Medicaid, as defined under the Medicaid drug rebate program, and is used to help calculate rebates paid by certain drug manufacturers that are shared by the U.S. and state governments.

“Alzheimer’s disease” is the most common form of dementia. This incurable, degenerative, and terminal disease was first described by German psychiatrist and neuropathologist Alois Alzheimer in 1906 and was named after him.

“Albumin” is the most abundant blood plasma protein and is produced in the liver and forms a large proportion of all plasma. Albumin normally constitutes about 60% of human plasma. It is important in regulating blood volume by maintaining the oncotic pressure of the blood compartment.

“ASP” means the average sales price of certain outpatient drugs covered by Medicare Part B, and is used to help calculate reimbursement of such drugs.

“Assays” are systems designed to detect antibodies, antigens or the nucleic acid of an infectious agent. For instance, the WNV assay detects the presence of the West Nile virus in blood donations. The main types of assay used for blood screening are Immunoassays and Nucleic acid technology, or NAT assays.

“A1PI” means alpha-1 proteinase inhibitor.

“BLA” (Biologics License Application) is a biological license application issued by the FDA, and serves as a U.S. marketing authorization for certain biological drug products.

“BlisPack” a blister handling machine.

“BLOODchip” blood group genotyping tests manufactured by Progenika, a company in which Grifols has a majority stake.

“BP” means the best price, as defined under the Medicaid drug rebate program, and is used to help calculate rebates paid by certain drug manufacturers that are shared by the U.S. and state governments.

“cGMP” means current Good Marketing Practice.

“CIDP” means chronic inflammatory demyelinating polyneuropathy, a neurological disease resulting in weakness, numbness, pain and difficulty in walking.

“Cirrhosis” is a medical condition which is a result of advanced liver disease. It is characterized by the replacement of liver tissue by fibrosis (scar tissue) and regenerative nodules (lumps that occur due to attempted repair of damaged tissue).

“Congenital Alpha-1 Antitrypsin Deficiency” is an inherited disease characterized by reduced levels in the blood of the substance Alpha-1 Antitrypsin, or AAT. This substance is a protein that is normally made by the liver and reaches other organs (such as the lungs) after being released into the blood circulation.

“CMS” refers to the U.S. Centers for Medicare & Medicaid Services.

“CNMV” means the Comisión Nacional del Mercado de Valores.

“CPP” is the certificate of pharmaceutical product, a certificate issued in the format recommended by the WHO, which establishes the status of a pharmaceutical product and of the applicant for a certificate in the relevant exporting country.

“Diabetes” is a metabolic disease in which a person has high blood sugar, either because the pancreas does not produce enough insulin, or because cells do not respond to the insulin that is produced.

“DOJ” refers to the United States Department of Justice.

“ELISA” means enzyme-linked immunosorbent assay.

“EMA” refers to the European Medicines Agency.

“Erytra Eflexis” a fully automated, mid-size analyzer that performs pretransfusion compatibility testing using DG Gel technology.

“Factor VIII” or “FVIII” is an essential blood clotting factor also known as anti-haemophilic factor, or AHF. In humans, Factor VIII is encoded by the F8 gene. Defects in this gene results in hemophilia A, which is a sex-linked disease and occurs predominantly in males. FVIII concentrated from donated blood plasma, or alternatively recombinant FVIII, or rFVIII, can be given to hemophiliacs to restore hemostasis.

“Factor IX” is an important blood clotting factor also known as Christmas factor or plasma thromboplastin component, or PTC. It is one of the serine proteases of the coagulation system and belongs to the peptidase family S1. In humans, a deficiency of this protein causes haemophilia B, which is a sex-linked disease and occurs predominantly in males.

“FDA” is the U.S. Food and Drug Administration.

“Fibrin Glue or Fibrin Sealant” is surgical adhesive material that is utilized in a variety of surgical situations.

“Fractionation” is the process of fractionating plasma, or separating it into its different components or plasma derivatives.

“FSS” refers to the Federal Supply Schedule, a schedule managed by the U.S. Department of Veterans Affairs, which includes discounted drug pricing for certain U.S. government agency programs.

“GPO” means group purchasing organization.

“Gri-fill System”, a process for the sterile filling of flexible material bags.

“Hematology” is the study of blood, blood-forming organs, and blood diseases.

“Hemoderivative” is a substance obtained by fractionation of human blood plasma.

“Hemophilia A” is a genetic deficiency in clotting factor VIII, which causes increased bleeding (usually affects males).

“Hemostasis” is a complex process which causes the bleeding process to stop. It refers to the process of keeping blood within a damaged blood vessel (the opposite of hemostasis is hemorrhage). Most of the time this includes the changing of blood from a fluid to a solid state. Intact blood vessels are central to moderating blood’s tendency to clot. Hemostasis has three major steps: 1) vasoconstriction, 2) temporary blockage of a break by a platelet plug, and 3) blood coagulation, or formation of a clot that seals the hole until tissue are repaired.

“HHS” refers to the U.S. Department of Health and Human Services.

“HIV” refers to the human immunodeficiency virus.

“Immunohematology” is a branch of hematology relating to the study of antigens and antibodies and their effects on blood and the relationships between disorders of the blood and the immune system.

“Immunology” is a broad branch of biomedical science that covers the study of all aspects of the immune system in organisms. It deals with the physiological functioning of the immune system in states of both health and disease; malfunctions of the immune system in immunological disorders (autoimmune diseases, hypersensitivities, immune deficiency, transplant rejection); the physical, chemical and physiological characteristics of the components of the immune system in vitro, in situ, and in vivo.

“IND” means investigational new drug application, which is an application that must be accepted by the FDA and in effect prior to certain drug sponsors commencing clinical trials involving human subjects.

“IRB” refers to institutional review boards, oversight committees that approve and monitor clinical trials to protect the rights and welfare of human subjects.

“ITP” means idiopathic thrombocytopenic purpura.

“IVIG” means intravenous immune globulin, which is a blood product administered intravenously. It contains the pooled IgG (immunoglobulin (antibody) G) extracted from plasma. It is mainly used as treatment in three major categories: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases, (iii) neurological diseases and (iv) acute infections.

“Kawasaki disease” is a rare autoimmune disease that mostly affects children and causes inflammation of vessels, fever and rashes. This disease can be treated with IVIG.

“Koate-DVI” is

“Medicaid” is a social healthcare program in the United States for individuals with low income and resources.

“Medicare” is a national insurance program in the United States, primarily for persons 65 years old and over and certain younger persons with disabilities.

“Medicare Part B” is a portion of the Medicare program which includes, in part, reimbursement based on ASP for certain physician-administered drugs and drugs provided in the hospital outpatient setting.

“Medicare Part D” is a portion of the Medicare program which includes certain coverage for prescription drugs generally dispensed to patients by retail pharmacies.

“MRB” refers to the Market Research Bureau, Inc., an independent market research firm which supplies blood and plasma products industry data on a global level.

“NAT” means nucleic acid testing.

“NVD” means the share and asset agreement, executed with Novartis Vaccines and Diagnostics, Inc.

“OIG” is the HHS Office of the Inspector General, which is charged with protecting the integrity of HSS programs, including the Medicare and Medicaid programs.

“Orphan drug” is a pharmaceutical agent that has been developed specifically to treat a rare medical condition, the condition itself being referred to as an orphan disease. The assignment of orphan status to a disease and to any drugs developed to treat it is a matter of public policy in many countries, and has resulted in medical breakthroughs that may not have otherwise been achieved due to the economics of drug research and development The Orphan Drug Act (ODA) of January 1983, passed in the United States, with lobbying from the National Organization for Rare Disorders, is meant to encourage pharmaceutical companies to develop drugs for diseases that have a small market. Under the law, companies that develop such a drug (a drug for a disorder affecting fewer than 200,000 people in the United States) may sell it without competition for seven to ten years, and may get clinical trial tax incentives.

“Open Payments Program” imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to payments or other transfers of value made to certain U.S. healthcare practitioners, such as physicians and academic medical centers, and with regard to certain ownership interests held by physicians in reporting entities.

“PDUFA” is the Prescription Drug User Fee Act, which levies a user fee on certain human drug applications.

“Plasma” is the liquid part of the blood. The majority of plasma is composed of water. The remainder is essential proteins and antibodies that help sustain our body’s vital functions. A shortage of any one of these plasma proteins, such as albumin or immunoglobulins, can give rise to one of many life-threatening illnesses.

“Plasmapheresis” is a technique which separates plasma from other blood components, such as red blood cells, platelets, and other cells. These unused blood components are suspended in saline solution and immediately re-injected back into the donor while the plasma collection process is taking place. Because the donor is only providing plasma and not whole blood, the recovery process is faster and better tolerated, and the donor is therefore able to make donations more frequently. Plasmapheresis was developed by Jose Antonio Grifols Lucas in the year 1951. It is the only procedure that is capable of obtaining sufficient quantities of plasma to cover the needs of manufacturing our many different plasma protein therapies.

“Plasma derivatives” are proteins found in human plasma, which once isolated and purified, have therapeutic value.

“PTC” means plasma thromboplastin component.

“Prolastin” is a concentrated form of alpha1-antitrypsin, or AAT, produced by Grifols and derived from human plasma and approved only for chronic, or ongoing, replacement therapy in people with emphysema caused by genetic AAT deficiency. Given as prescribed, Prolastin raises the levels of AAT in the blood and lungs. Raising the AAT level may help reduce the damage to the lungs caused by destructive enzymes.

“Promonitor” Highly specific ELISA kits for quantification of serum drug levels and anti-drug antibodies of various biological drugs

“Q-Coagulometer and Q-Smart analyzers” Fully automated hemostasis analyzers that use reagents to measure blood coagulation levels.

“Triturus analyzers” Open and fully automated analyzer for ELISA (enzyme-linked immunoabsorbent assay), tests with multi-test/multi-batch capability.

“Von Willebrand Disease” is the most common hereditary coagulation abnormality described in humans, although it can also be acquired as a result of other medical conditions. It arises from a qualitative or quantitative deficiency of von Willebrand factor, a multimeric protein that is required for platelet adhesion.

“WADiana/Erytra analyzers” Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.

“WHO” refers to the world health organization.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017.  In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).  Based on their assessment under these criteria, our management believes that, at December 31, 2017, our internal control over financial reporting is effective.

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

Item 16.C.                                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2017 and 2016, and breaks down these amounts by category of service:

	2017	2016
	(in thousands of euros)
Audit fees	4,983	5,023
Audit-related fees(1)	626	19
Tax fees	51	72
All other fees(2)	7	131
Total	5,667	5,245

(1)                                 Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors. 2017 fees mainly includes limited review of semi-annual financial statements for filing with the CNMV and a comfort letter delivered in connection with the refinancing of the notes.

(2)                                 All other fees primarily relate to due diligence of businesses acquired and training.

The table below sets forth the total fees paid to other auditors for services performed in the years 2017 and 2016, and breaks down these amounts by category of service:

	2017	2016
	(in thousands of euros)
Audit fees	52	51
Audit-related fees	—	—
Tax fees	—	35
All other fees	—	—
Total	52	86

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

Item 16.D.                                      EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E.                                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table includes information about our share purchases during 2017:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
—	—	—	—	—

As of December 31, 2017, we hold 4,297, 806 Class B shares and no Class B ADS’s in treasury. There were no purchases during the year.

Item 16.F.                                       CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G.                                     CORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3).  We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3).  Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2017) and those followed by NASDAQ-listed U.S. domestic issuers.

Corporate Governance

Under NASDAQ Listing Rules, a U.S. domestic issuer is required to establish a quorum as specified in its bylaws for any meeting of the holders of common stock, provided, however, that such quorum is not permitted to be less than 33 1/3% of the outstanding shares of voting stock.  The Articles of Association provide that, on the first call of our general shareholders’ meetings, a duly constituted meeting requires a quorum of at least 25% of our subscribed share capital with voting rights, and, if a quorum is not obtained on the first call, a meeting is validly convened on the second call regardless of the share capital in attendance.  However, certain major corporate actions (such as issuing additional ordinary shares, increasing or decreasing our share capital, issuing debt securities, amending the Articles of Association or approving merger transactions) require shareholder approval at a meeting at which at least 50% of our subscribed share capital with voting rights is present or represented on the first call or at least 25% of the share capital with voting rights present or represented on second call. However, when the number of shareholders attending our meeting represents less than 50% of our subscribed share capital with voting rights, resolutions on any of these major corporate actions must be adopted by the affirmative vote of at least two-thirds of the share capital present or represented at such meeting.

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

Independence of the Audit Committee.  All of the members of our Audit Committee meet the independence criteria set out in NASDAQ Listing Rules.  Subsequent to the entry into force of Law 31/2014 and Law22/2015, Spanish law requires that (a) the Audit Committee be composed of external directors (the majority of them being independent and one of them being appointed due to his knowledge and experience in accounting or auditing matters) and (b) the chairman of the Audit Committee is an independent director.  For a further discussion regarding the composition of our Audit Committee, see Item 6 of Part I, “Directors, Senior Management and Employees — C. Board Practices — Committees of the Board — Audit Committee.”

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

Internal Code of Conduct on Matters Related to the Securities Market and Business Ethics

Under NASDAQ Listing Rules, we are required to adopt a code of business conduct and ethics applicable to all directors, officers and employees, which must be publicly available.  Furthermore, under Spanish law, Grifols is required to adopt an internal code of conduct for securities markets, in order to prevent insider trading, misconduct, and to control possible conflicts of interest. In this respect, the Board, in its meeting held on October 28, 2016, resolved to approve the new Internal Code of Conduct on Matters Related to the Securities Market, in order to comply with recent European market abuse regulations, specifically European Regulation 596/2014.

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

Item 19.                                                  EXHIBITS

Exhibit Number	Description

1.1	Articles of Association (Estatutos) of Grifols, S.A. (English translation)*

2.1

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by referenced to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636 filed July 12, 2012))

2.2

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed March 9, 2011)

2.3

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed May 18, 2009)

2.4

Senior Notes Indenture, dated as of April 26, 2017, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trust Services Limited, as trustee*

2.5	Form of 3.200% Senior Note (included as Exhibit A to Exhibit 2.4)

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

4.4	Asset Purchase Agreement by and among Hologic, Inc., Grifols Diagnostic Solutions, Inc. and Grifols, S.A., dated as of December 14, 2016 *

4.5

Credit and Guaranty Agreement, dated as of January 31, 2017, by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent (incorporated herein by reference to Exhibit 4.12 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2017)

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-11 of this annual report on Form 20-F)

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101	Interactive Data File

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
Name: Raimon Grifols Roura
Title: Director and Co-Chief Executive Officer

Date:  April 6, 2018

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2017 and 2016

SUMMARY

Report of Independent Registered Public Accounting Firm	F-3

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2017 and 2016

SUMMARY

•	Appendices

	•	Appendix I Information on Group Companies, Associates and Others	F-96
	•	Appendix II Operating Segments	F-102
	•	Appendix III Changes in Other Intangible Assets	F-104
	•	Appendix IV Movement in Property, Plant and Equipment	F-106
	•	Appendix V Statement of Liquidity for Distribution of Interim Dividend	F-108

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Grifols, S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the Company) as of 31 December 2017 and 2016, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and cash flows for each of the years in the three-year period ended 31 December 2017, and the related notes and Appendix I to V (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grifols, S.A. and subsidiaries as of 31 December 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Grifols, S.A. and subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

KPMG Auditores, S.L.

We have served as the Company’s auditor since 1990

Barcelona, Spain

5 April 2018

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2017 and 2016

(Expressed in thousands of Euros)

Assets	31/12/17	31/12/16

Goodwill (note 7)	4,590,498	3,643,995
Other intangible assets (note 8)	1,269,342	1,195,302
Property, plant and equipment (note 9)	1,760,053	1,809,852
Investments in equity-accounted investees (note 10)	219,009	201,345
Non-current financial assets
Non-current financial assets measured at fair value	47,046	58,864
Non-current financial assets not measured at fair value	22,843	30,681
Total non-current financial assets (note 11)	69,889	89,545
Deferred tax assets (note 27)	66,157	67,219
Total non-current assets	7,974,948	7,007,258

Inventories (note 12)	1,629,293	1,642,931
Trade and other receivables
Trade receivables	286,198	413,656
Other receivables	40,681	42,299
Current income tax assets	59,531	77,713
Trade and other receivables (note 13)	386,410	533,668
Other current financial assets (note 11)	10,738	2,582
Other current assets	32,354	48,324
Cash and cash equivalents (note 14)	886,521	895,009
Total current assets	2,945,316	3,122,514

Total assets	10,920,264	10,129,772

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2017 and 2016

(Expressed in thousands of Euros)

Equity and liabilities	31/12/17	31/12/16

Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	2,027,648	1,694,245
Treasury stock	(62,422)	(68,710)
Interim dividend	(122,986)	(122,908)
Profit for the year attributable to the Parent	662,700	545,456
Total equity	3,535,272	3,078,415

Available for sale financial assets	4,926	(5,219)
Other comprehensive Income	(656)	(642)
Translation differences	89,537	648,927
Other comprehensive expenses	93,807	643,066
Equity attributable to the Parent (note 15)	3,629,079	3,721,481
Non-controlling interests (note 17)	4,886	6,497
Total equity	3,633,965	3,727,978

Liabilities

Grants (note 18)	11,822	12,196
Provisions (note 19)	5,763	5,118
Non-current financial liabilities (note 20)	5,901,815	4,712,071
Deferred tax liabilities (note 27)	388,912	600,646
Total non-current liabilities	6,308,312	5,330,031

Provisions (note 19)	106,995	89,588
Current financial liabilities (note 20)	155,070	230,065
Trade and other payables
Suppliers	423,096	461,073
Other payables	141,720	142,894
Current income tax liabilities	6,709	7,957
Total trade and other payables (note 21)	571,525	611,924
Other current liabilities (note 22)	144,397	140,186
Total current liabilities	977,987	1,071,763
Total liabilities	7,286,299	6,401,794

Total equity and liabilities	10,920,264	10,129,772

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

for the years ended 31 December 2017, 2016 and 2015

(Expressed in thousands of Euros)

	31/12/17	31/12/16	31/12/15
Continuing Operations
Net revenue (notes 6 and 23)	4,318,073	4,049,830	3,934,563
Cost of sales	(2,166,062)	(2,137,539)	(2,003,565)
Gross Profit	2,152,011	1,912,291	1,930,998
Research and Development (note 8 (e ))	(288,320)	(197,617)	(224,193)
Selling, General and Administration expenses	(860,348)	(775,266)	(736,435)
Operating Expenses	(1,148,668)	(972,883)	(960,628)
Operating Result	1,003,343	939,408	970,370
Finance income	9,678	9,934	5,841
Finance costs	(263,344)	(244,829)	(240,335)
Change in fair value of financial instruments	(3,752)	(7,610)	(25,206)
Impairment and gains /(losses) on disposal of financial instruments	(18,844)	—	—
Exchange differences	(11,472)	8,916	(12,140)
Finance result (note 26)	(287,734)	(233,589)	(271,840)
Share of losses of equity accounted investees (note 10)	(19,887)	6,933	(8,280)
Profit before income tax from continuing operations	695,722	712,752	690,250
Income tax expense (note 27)	(34,408)	(168,209)	(158,809)
Profit after income tax from continuing operations	661,314	544,543	531,441
Consolidated profit for the year	661,314	544,543	531,441
Profit attributable to the Parent	662,700	545,456	532,145
Loss attributable to non-controlling interest (note 17)	(1,386)	(913)	(704)
Basic earnings per share (Euros) (see note 16)	0.97	0.80	0.78
Diluted earnings per share (Euros) (see note 16)	0.97	0.80	0.78

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2017, 2016 and 2015

(Expressed in thousands of Euros)

	31/12/17	31/12/16	31/12/15

Consolidated profit for the year	661,314	544,543	531,441
Items for reclassification to profit or loss
Translation differences	(532,389)	103,833	290,635
Translation differences / Cash Flow Hedge	—	(6,809)	—
Available for sale financial Assets	10,145	(5,219)	—
Equity accounted investees (note 10) / Translation differences	(27,134)	10,671	2,673
Cash flow hedges - effective part of changes in fair value	—	14,501	55,305
Cash flow hedges - amounts taken to profit or loss	—	(7,426)	(25,206)
Other comprehensive income	(14)	(4,810)	4,575
Tax effect	—	(2,462)	(12,093)
Other comprehensive income for the year, after tax	(549,392)	102,279	315,889
Total comprehensive income for the year	111,922	646,822	847,330
Total comprehensive income attributable to the Parent	113,441	647,667	848,603
Total comprehensive expense attributable to the non-controlling interests	(1,519)	(845)	(1,273)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2017, 2016 and 2015

(Expressed in thousands of Euros)

	31/12/2017	31/12/2016	31/12/15
Cash flows from operating activities
Profit before tax	695,722	712,752	690,250
Adjustments for:	556,792	391,986	460,564
Amortization and depreciation (note 25)	215,490	201,869	189,755
Other adjustments:	341,302	190,117	270,809
(Profit) / losses on equity accounted investments (note 10)	19,888	(6,933)	8,280
Impairment of assets and net provision charges	66,047	(23,079)	(564)
(Profit) / losses on disposal of fixed assets	1,551	(2,987)	6,721
Government grants taken to income	(286)	(1,681)	(1,854)
Finance cost / (income)	263,657	236,034	256,129
Other adjustments	(9,555)	(11,237)	2,097
Change in operating assets and liabilities	(65,800)	(164,319)	(77,058)
Change in inventories	(165,508)	(173,003)	(120,641)
Change in trade and other receivables	80,112	(25,180)	144,405
Change in current financial assets and other current assets	(2,691)	(2,610)	(5,565)
Change in current trade and other payables	22,287	36,474	(95,257)
Other cash flows used in operating activities	(344,968)	(387,141)	(330,978)
Interest paid	(207,079)	(180,497)	(171,380)
Interest recovered	9,492	8,685	4,316
Income tax (paid) / received	(147,015)	(215,329)	(163,914)
Other recovered (paid)	(366)	—	—
Net cash from operating activities	841,746	553,278	742,778
Cash flows from investing activities
Payments for investments	(2,209,667)	(509,078)	(647,417)
Group companies, associates and business units (notes 3, 2 (b) and 10)	(1,857,210)	(202,727)	(58,609)
Property, plant and equipment and intangible assets	(322,973)	(292,690)	(567,020)
Property, plant and equipment	(251,507)	(249,416)	(522,587)
Intangible assets	(71,466)	(43,274)	(44,433)
Other financial assets	(29,484)	(13,661)	(21,788)
Proceeds from the sale of investments	23,787	2,426	14,307
Property, plant and equipment	762	2,426	14,307
Other financial assets	23,025	—	—
Net cash used in investing activities	(2,185,880)	(506,652)	(633,110)
Cash flows from financing activities
Proceeds from and payments for equity instruments	0	(11,766)	12,695
Payments for treasury stock (note 15 (d))	—	(12,686)	(58,457)
Sales of treasury stock (note 15 (d))	—	920	71,152
Proceeds from and payments for financial liability instruments	1,808,771	(80,149)	28,953
Issue	1,912,615	81,513	178,686
Redemption and repayment	(103,844)	(161,662)	(149,733)
Dividends and interest on other equity instruments	(218,260)	(216,151)	(216,772)
Dividends paid	(218,260)	(216,151)	(221,772)
Dividends received	—	—	5,000
Other cash flows from / (used in) financing activities	(156,446)	(21,492)	17,086
Financing costs included on the amortised costs of the debt	(142,288)	—	—
Other amounts from / (used in) financing activities	(14,158)	(21,492)	17,086
Net cash from/(used in) financing activities	1,434,065	(329,558)	(158,038)
Effect of exchange rate fluctuations on cash	(98,419)	35,441	111,724
Net increase in cash and cash equivalents	(8,488)	(247,491)	63,354
Cash and cash equivalents at beginning of the year	895,009	1,142,500	1,079,146
Cash and cash equivalents at year end	886,521	895,009	1,142,500

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2017, 2016 and 2015

(Expressed in thousands of Euros)

	Attributable to shareholders of the Parent
							Accumulated other comprehensive income
											Equity
				Profit attributable							attributable
	Share	Share		to	Interim	Treasury	Translation	Available for sale	Other comprehensive	Cash flow	to	Non-controlling
	capital	premium	Reserves	Parent	dividend	stock	differences	financial assets	income	hedges	Parent	interests	Equity

Balance at 31 December 2014	119,604	910,728	1,088,337	470,253	(85,944)	(69,252)	240,614	—	(406)	(15,811)	2,658,123	4,765	2,662,888
Translation differences	—	—	—	—	—	—	293,877	—	—	—	293,877	(569)	293,308
Cash flow hedges (note 15 (f))	—	—	—	—	—	—	—	—	—	19,140	19,140	—	19,140
Other comprehensive income	—	—	—	—	—	—	—	—	3,441	—	3,441	—	3,441
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	293,877	—	3,441	19,140	316,458	(569)	315,889
Profit/(loss) for the year	—	—	—	532,145	—	—	—	—	—	—	532,145	(704)	531,441
Total comprehensive income / (expense) for the year	—	—	—	532,145	—	—	293,877	—	3,441	19,140	848,603	(1,273)	847,330
Net change in treasury stock (note 15 (d))	—	—	2,018	—	—	10,677	—	—	—	—	12,695	—	12,695
Acquisition of non-controlling interests (note 15 (c))	—	—	(1,770)	—	—	—	—	—	—	—	(1,770)	1,767	(3)
Other changes	—	—	324	—	—	—	—	—	—	—	324	(72)	252
Interim dividend	—	—	—	—	(119,615)	—	—	—	—	—	(119,615)	—	(119,615)
Distribution of 2014 profit													—
Reserves	—	—	368,096	(368,096)	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	(102,157)	—	—	—	—	—	—	(102,157)	—	(102,157)
Interim dividend	—	—	(85,944)	—	85,944	—	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	282,724	(470,253)	(33,671)	10,677	—	—	—	—	(210,523)	1,695	(208,828)

Balance at 31 December 2015	119,604	910,728	1,371,061	532,145	(119,615)	(58,575)	534,491	—	3,035	3,329	3,296,203	5,187	3,301,390
Translation differences	—	—	—	—	—	—	114,436	—	—	—	114,436	68	114,504
Available for sale financial assets	—	—	—	—	—	—	—	(5,219)	—	—	(5,219)	—	(5,219)
Cash flow hedges (note 15 (f))	—	—	—	—	—	—	—	—	—	(3,329)	(3,329)	—	(3,329)
Other comprehensive income	—	—	—	—	—	—	—	—	(3,677)	—	(3,677)	—	(3,677)
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	114,436	(5,219)	(3,677)	(3,329)	102,211	68	102,279
Profit/(loss) for the year	—	—	—	545,456	—	—	—	—	—	—	545,456	(913)	544,543
Total comprehensive income / (expense) for the year	—	—	—	545,456	—	—	114,436	(5,219)	(3,677)	(3,329)	647,667	(845)	646,822
Net change in treasury stock (note 15 (d))	—	—	(182)	—	—	(10,135)	—	—	—	—	(10,317)	—	(10,317)
Acquisition of non-controlling interests (note 15 (c))	—	—	(2,737)	—	—	—	—	—	—	—	(2,737)	2,737	—
Other changes	—	—	6,816	—	—	—	—	—	—	—	6,816	(582)	6,234
Interim dividend	—	—	—	—	(122,908)	—	—	—	—	—	(122,908)	—	(122,908)
Distribution of 2015 profit
Reserves	—	—	319,287	(319,287)	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	(93,243)	—	—	—	—	—	—	(93,243)	—	(93,243)
Interim dividend	—	—	—	(119,615)	119,615	—	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	323,184	(532,145)	(3,293)	(10,135)	—	—	—	—	(222,389)	2,155	(220,234)

Balance at 31 December 2016	119,604	910,728	1,694,245	545,456	(122,908)	(68,710)	648,927	(5,219)	(642)	—	3,721,481	6,497	3,727,978
Translation differences	—	—	—	—	—	—	(559,390)	—	—	—	(559,390)	(133)	(559,523)
Available for sale financial assets	—	—	—	—	—	—	—	10,145	—	—	10,145	—	10,145
Cash flow hedges (note 15 (f))	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	(14)	—	(14)	—	(14)
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	(559,390)	10,145	(14)	—	(549,259)	(133)	(549,392)
Profit/(loss) for the year	—	—	—	662,700	—	—	—	—	—	—	662,700	(1,386)	661,314
Total comprehensive income / (expense) for the year	—	—	—	662,700	—	—	(559,390)	10,145	(14)	—	113,441	(1,519)	111,922
Net change in treasury stock (note 15 (d))	—	—	—	—	—	6,288	—	—	—	—	6,288	—	6,288
Acquisition of non-controlling interests (note 15 (c))	—	—	(346)	—	—	—	—	—	—	—	(346)	(43)	(389)
Other changes	—	—	6,475	—	—	—	—	—	—	—	6,475	(49)	6,426
Interim dividend	—	—		—	(122,986)	—	—	—	—	—	(122,986)	—	(122,986)
Distribution of 2016 profit
Reserves	—	—	422,548	(422,548)	—	—	—	—	—	—	—	—	—
Dividends	—	—	(95,274)	—	—	—	—	—	—	—	(95,274)	—	(95,274)
Interim dividend	—	—	—	(122,908)	122,908	—	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	333,403	(545,456)	(78)	6,288	—	—	—	—	(205,843)	(92)	(205,935)

Balance at 31 December 2017	119,604	910,728	2,027,648	662,700	(122,986)	(62,422)	89,537	4,926	(656)	—	3,629,079	4,886	3,633,965

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

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California).

(2)   Basis of Presentation

The Consolidated Financial Statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The Consolidated Financial Statements for 2017 have been prepared under International Financial Reporting Standard as issued by International Accounting Standard Board (IFRS-IASB) which for Grifols Group purposes, are identical to the standards as endorsed by the International Financial Reporting Standards as adopted by the European Union (IFRS-EU) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2017, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Board of Directors of Grifols, S.A. considers that these Consolidated Financial Statements authorized for issue at their meeting held on 3 April 2018.

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2017 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)   Relevant accounting estimates, assumptions and judgments used when applying accounting principles

The preparation of the Consolidated Financial Statements in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the Consolidated Financial Statements.

•                  Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                  Determination of the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3.

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

•                  Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits (see notes 4(t) and 27).

•                  Analysis that the refinancing of debt and bonds does not result in a new financial liability.

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

(b)   Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2017, 2016 and 2015, as well as the consolidation method used in each case for preparation of the accompanying Consolidated Financial Statements.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence it has been fully consolidated.

Changes in associates are detailed in note 10.

Changes in subsidiaries

In 2017:

•                  On 4 December 2017, Progenika Biopharma, S.A., transferred the total shares of Abyntek Biopharma, S.L. to a third party. No profit or loss has been recognized on this transaction.

•                  On 11 October 2017, Grifols Diagnostic Solutions, Inc. acquired an additional 0.98% interest in Progenika Biopharma, S.A. from its non-controlling interests for a total amount of Euros 644 thousand in the form of a cash payment. As a result, Grifols owns 90.23% of Progenika’s share capital at 31 December 2017.

•                  On 24 July 2017, Grifols has acquired an additional 40% interest in Kiro Grifols, S.L. for a purchase price of Euros 12.8 million. With this new acquisition, Grifols has reached a 90% interest in equity of Kiro Grifols S.L. (see note 3(b)).

•                  On 13 March 2017, Progenika Latina, S.A. de C.V., was wound up. The assets and liabilities of Progenika Latina. S.A. de C.V. have been integrated into Progenika Biopharma, S.A.

•                  On 31 January 2017, Grifols closed the transaction for the asset purchase agreement to acquire Hologic’s business of NAT (Nucleic Acid Testing) donor screening unit, previously agreed on 14 December 2016, for a total amount of US Dollar 1,865 million (see note 3(a)).

•                  On 5 January 2017, the Group incorporated a new company called Chiquito Acquisition Corp.

•                  With effect as of 1 January 2017, Grifols Diagnostic Solutions, Inc. and Progenika, Inc. entered into a merger agreement. The surviving company was Grifols Diagnostic Solutions, Inc.

In 2016 Grifols incorporated the following companies:

•                  PBS Acquisition Corp. (USA)

•                  Grifols Diagnostics Equipment Taiwan Limited (Taiwan)

•                  Grifols Innovation and New Technologies Limited (Ireland)

•                  On 12 December 2016, the Group company Grifols Innovation and New Technologies Limited subscribed to an increase in the share capital of VCN Biosciences, S.L. amounting to Euros 5 million. Following this capital increase, Grifols’ interest rose to 81.34%. Grifols subscribed to another capital increase on 16 November 2015 through the Group company Gri-Cel, S.A. for an amount of Euros 2,549 thousand (see note 3(d)).

•                  With effect as of 1 November 2016, Grifols Brasil, Lda. and Gri-Cei, S.A Produtos para Trasfusao entered into a merger agreement. The surviving company was Grifols Brasil, Lda.

•                  In August 2016 and July 2015 Araclon Biotech , S.L carried out two share capital increases of Euros 6.7 million and Euros 6 million, respectively. After the latter capital increase Grifols’ interest rose to 73.22% (see note 15 (c)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                  In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After this acquisition, Grifols’ interest rose to 100%.

•                  On 3 March, 2016 the Group executed the call option on 32.93% of the shares in Progenika Biopharma, S.A. for Euros 25 million following the exercise of call and put options agreed in February 2013. Grifols paid 50% of this investment in Grifols B shares (876,777 shares) and the remaining 50% in cash (see note 15(d)). The Group guaranteed the selling shareholders the option to repurchase the Class B shares during the first five days following the sale date. As a result, Grifols owns 89.25% of Progenika’s share capital at 31 December 2016.

•                  With effect as of 1 January 2016, Progenika Biopharma, S.A and Brainco Biopharma, S.L entered into a merger agreement. The surviving company was Progenika Biopharma, S.A.

In 2015:

•                  On 9 February 2015 the Group acquired 100% of the assets of Gripdan Invest, S.L. for Euros 46 million in the form of a cash payment.

•                  Effective as of 1 January 2015, Plasmacare, Inc and Biomat USA, Inc. entered into a merger agreement, the surviving company being Biomat USA, Inc.

•                  Effective as of 1 January 2015, Proteomika, S.L.U. and Progenika Biopharma, S.A entered into a merger agreement, the surviving company being Progenika Biopharma, S.A.

•                  Effective as of 1 January 2015, Arrahona Optimus, S.L and Grifols, S.A entered into a merger agreement, the surviving company being Grifols, S.A.

Changes in associates and joint control

Changes in associates and joint control are detailed in note 10.

(c) Amendments to IFRS in 2017, 2016 and 2015

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

Effective date in 2017

Mandatory application for annual periods beginning
on or after:
Standards		IASB effective date	EU effective date

IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (issued on 19 January 2016)	1 January 2017	1 January 2017
IAS 7	Disclosure Initiative (issued on 29 January 2016)	1 January 2017	1 January 2017
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016) - IFRS 12	1 January 2017	Pending

The modification to IFRS 12 issued by IASB is pending approval by the EU. Consequently, the Group confirms that despite the existing divergence between IFRS-IASB and IFRS-EU at 31 December 2017, it is a minor difference that requires additional information.

The application of these standards and interpretations has had no material impact on these Consolidated Financial Statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Standards issued but not effective in 2017

Mandatory application for annual periods beginning
on or after:
Standards		IASB effective date	EU effective date

IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018	1 January 2018

IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018	1 January 2018

IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018	1 January 2018

IFRS 2	Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018	pending

IFRS 4 IFRS 9	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (issued on 12 September 2016)	1 January 2018	1 January 2018

IFRIC 22	IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration	1 January 2018	pending

IAS 40	Amendments to IAS 40: Transfers of Investment Property	1 January 2018	pending

Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016)	1 January 2018	pending

IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	1 January 2019

IFRIC 23	Uncertainty over Income Tax Treatments (issued on 7 June 2017)	1 January 2019	pending

IFRS 9	Prepayment Features with Negative Compensation (issued on 12 October 2017)	1 January 2019	pending

IAS 28	Long-term interests in Associates and Joint Ventures (issued on 12 October 2017)	1 January 2019	pending

Various	Annual Improvements to IFRS Standards 2015-2017 Cycle (issued on 12 December 2017)	1 January 2019	pending

IFRS 17	Insurance Contracts (issued on 18 May 2017)	1 January 2021	pending

IAS 19	Amendment to IAS19: Plan Amendment, Curtailment or Settlemet (issued on 77 February 2018)	1 January 2019	pending

At the date of issue of these Consolidated Financial Statements, the Group is analyzing the impact of the application of the above standards or interpretations published by the International Accounting Standards Board (IASB).

IFRS 9 Financial Instruments

Based on the analysis at the date these Consolidated Financial Statements were authorized for issue, the expected impacts of adopting IFRS 9 Financial Instruments are summarized below:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                  Classification and measurement of financial assets:

In general terms, based on the analysis of the new classification vis-à-vis the business model, no significant impacts are foreseen and the majority of financial assets are expected to continue to be measured at amortized cost, the main exception being equity instruments, which will be measured at fair value.

•                  Impairment of financial assets:

For trade receivables the Group will use the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group will use the general approach for calculating expected credit losses. In both cases, due to the customers’ credit rating, as well as the internal classification systems currently in place for new customers, and considering that collection periods are mostly under 30 days, the adoption of IFRS 9 will not have a significant impact.

•                  Modification or exchanges of financial liabilities that do not result in derecognition of liabilities

According to the IASB’s interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability.

IFRS 9 must be applied retrospectively as of 1 January 2018, therefore any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 will be recognized in reserves at that date. Grifols has retrospectively calculated the impact of adopting IFRS 9 on the refinancing of its senior debt and unsecured senior corporate bonds in 2014 and 2017. As a result of these new calculations, the 2014 refinancing of both debts did not cause the derecognition of the respective liabilities, therefore generating an adjustment to profit and loss in that year. Considering the retroactive adjustment generated in 2014, the 2017 refinancing of senior debt did not result in the derecognition of the financial liability either. However the unsecured senior corporate bonds refinancing did cause the derecognition of the liability as it did not pass the new quantitative test. The adoption of IFRS 9 entails a positive impact on reserves of Euros 24,636 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Detail of the impact in reserves due to IFRS 9 aplication, were as follows:

	Thousand of Euros
			Impact
Senior Unsecured Noted	IAS 39	IFRS 9	01/01/2018

Total Debt	853,667	1,000,000	146,334
Deferred Expenses			(41,036)

Negative Impact in reserves			105,298

	Thousand of Euros
			Impact
Senior Secured Debt	IAS 39	IFRS 9	01/01/2018

Total Debt	3,375,157	3,226,244	(148,913)
Deferred Expenses			18,979

Positive impact in reserves			(129,934)

	Thousand of Euros
			Impact
Total Impact	IAS 39	IFRS 9	01/01/2018
Total Debt	4,228,823	4,226,244	(2,579)
Deferred Expenses			(22,056)

Positive impact in reserves			(24,636)

IFRS 15 Revenue from Contracts with Customers.

IFRS 15 provides a framework that replaces the previous guides on revenue recognition. According to the new criteria, a five-step model should be used to determine the timing and amounts of revenue recognition:

Step 1: Identify the contract.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue.

This new model specifies that revenue should be recognized when (or as) control of the goods or services is transferred from an entity to customers, for the amount the entity expects to be entitled to receive. Depending on whether certain criteria are met, revenue is recognized over time, reflecting that the entity has satisfied the performance obligation, or at a point in time, when control of the goods or services is transferred to customers.

Based on the analysis at the date of preparing these Consolidated Financial Statements, there has been no impact from adopting IFRS 15 Revenue from Contracts with Customers.

Under IFRS 15, entities may adopt the new standard retrospectively or through an adjustment for the accumulated effect at the start of the first year it is applicable. Grifols has opted for the accumulated effect approach as it deems the impact to be immaterial to the financial statements taken as a whole.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(3)         Business Combinations

2017

(a)         Hologic Acquisition

On 14 December 2016 Grifols entered into an asset purchase agreement to acquire assets corresponding to Hologic’s NAT (Nucleic Acid Testing) business donor screening unit for US Dollars 1,865 million. The transaction was closed on 31 January 2017. The agreement encompasses the acquisition of the Hologic business engaged in research, development and manufacture of assays and instruments based on NAT technology for transfusion and transplantation screening. In addition, it was agreed to cancel the existing joint-collaboration agreement for the commercialization of NAT donor screening products by Grifols. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety.

The transaction is structured through the purchase of assets by Grifols Diagnostic Solutions, Inc., a U.S. incorporated and wholly-owned subsidiary of Grifols, S.A.

The assets acquired comprise a plant in San Diego, California (United States) as well as development rights, licenses to patents and access to product manufacturers.

Grifols consolidates itself as one of the only vertically integrated providers capable of offering comprehensive solutions to blood and plasma donation centers.

This acquisition strengthens cash flows and positively impacts the Group’s margins. The sales revenues of the Diagnostic Division will not change as a result of the acquisition due to the existing joint-business between Grifols and Hologic in place since 2014, under which Grifols already owns customer facing activities and records all revenues.

It is expected that this acquisition will strengthen the position of the Grifols Diagnostic Division in transfusion medicine and will increase significantly the profitability of Grifols Diagnostic Division having a direct impact on the Group’s EBITDA margin. By streamlining and integrating the NAT business, operational efficiency will be in terms of production, R&D, overheads and administrative expenses.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

Cost of the business combination	Thousands of Euros	Thousands of US Dollars

Payment in cash	1,734,077	1,865,000
Result of the cancellation of the existing contract	41,894	45,057

Total business combination cost	1,775,971	1,910,057

Fair value of net assets acquired	309,551	332,923

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	1,466,420	1,577,134

As part of the purchase price allocation, the Company determined that the identifiable intangible assets were developed technology and IPR&D. The fair value of the intangible assets was estimated using the income approach. The cash flows were based on estimates used to price the transaction and the discount rates applied were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The developed technology assets are comprised of know-how, patents and technologies embedded in revenue. The Company applied the Relief-from-Royalty Method to determine its fair value.

IPR&D projects relate to in-process projects that have not reached technological feasibility as of the acquisition date. All of the IPR&D assets were valued using the Multiple-Period Excess Earnings Method approach.

The excess of the purchase price over the estimated fair value of the net assets acquired was recorded to goodwill. The factors contributing to the recognition of the amount of goodwill were the assembled workforce, cost savings and benefits arising from the vertical integration of the business that will lead to efficiencies of R&D, commercial and manufacturing activities.

The expenses incurred in this transaction in 2017 amount to approximately Euros 13 million (Euros 5.1 million in 2016).

The resulting Goodwill has been allocated to the Diagnostic segment.

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair Value
	Thousands of Euros	Thousands of US Dollars

R&D in progress	137,756	148,157
Other Intangible assets	142,174	152,908
Property, plant and equipment	24,569	26,424
Deferred Tax Assets (note 27)	16,736	18,000
Inventories	30,157	32,434

Total Assets	351,392	377,923

Current Provisions (note 19 (b))	41,841	45,000

Total liabilities and contingent liabilities	41,841	45,000

Total net assets acquired	309,551	332,923

(b)         Kiro Grifols, S.L.

On 25 July 2017 the Group subscribed a capital increase in Kiro Grifols, S.L (formerly Kiro Robotics, S.L.) for an amount of Euros 12.8 million, which represents 40% of the voting and economic rights of Kiro Grifols. In September 2014 the Group had already subscribed a capital increase in Kiro Grifols, S.L (formerly Kiro Robotics, S.L.) for an amount of Euros 21 million, by virtue of which Grifols acquired 50% of Kiro Grifols economic and voting rights. The capital increase was paid by means of a monetary contribution.

As a result, Grifols owns a total of 90% of the voting and economic rights of Kiro Grifols. The remaining 10% will continue to be held by Socios Fundadores Kiro, S.L. a company wholly owned by cooperatives of the Mondragon Corporation.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At the date of issue of these Consolidated Financial Statements, the Group is working to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

(c)          Kedplasma

On 27 December 2016 Grifols entered into an agreement to acquire six new Plasma Donor Centers to the company Kedplasma, LLC, with a purchase price of US Dollar 47 million. Delivery of these centers has been made in February 2017.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date (or surplus net assets acquired over the combination cost) are as follows:

	Thousands of Euros	Thousands of US Dollars

Cost of the business combination

Payment in cash	44,238	47,083

Total business combination cost	44,238	47,083

Fair value of net assets acquired	4,137	4,403

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	40,101	42,680

The fair value of net assets acquired includes property, plant and equipment amounting to Euros 3,698 thousand.

Goodwill is allocated to the Bioscience segment and includes plasma donor center base, FDA licenses and workforce retained.

At 31 December 2016, the group advanced the sum of US Dollar 15 million related to this acquisition.

2015

(d)         VCN

On 14 February 2014 and 16 November 2015, the Group company Gri-Cel, S.A, subscribed both share capital increases in the capital of VCN Bioscience, S.L for Euros 700 thousand and Euros 2,549 thousand, respectively. After this capital increase, Grifols’ interest rises to 68.01% in 2015 and the company is fully consolidated at year end. Since 2016, the Group company Grifols Innovation and New Technologies Limited centralize the Group’s investments in R&D projects in fields of medicine other than its core business.

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

(b)         Business combinations

On the date of transition to IFRS-EU, 1 January 2004, the Group applied the exception permitted under IFRS 1
“First-time adoption of International Financial Reporting Standards”, whereby only those business

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

combinations performed as from 1 January 2004 have been recognized using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

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

Assumed assets and liabilities are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(f)           Borrowing costs

In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognizes borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalized borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalized cannot exceed the amount of borrowing costs incurred during that period. The capitalized borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

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

(iv)      Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Hologic includes the fair value of the R&D projects and the Intellectual Property-Patents.

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

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates

Development expenses	Straight line	10%
Concessions, patents, licences, trademarks and similar	Straight line	7% - 20%
Computer software	Straight line	33%
Currently marketed products	Straight line	3% - 10%

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(l)            Equity instruments

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

(m)     Inventories

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

(n)         Cash and cash equivalents

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

(o)         Government grants

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(p)         Employee benefits

(i)             Defined contribution plans

The Group recognizes the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognized as an employee benefit expense in the corresponding consolidated statement of profit and loss in the year that the contribution was made.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The total amount recognized is calculated based on the incentive payable in shares, increasing in line with percentages agreed by the Group. If an employee decides to leave his/her job prior to the end of the accrual period, he/she will only receive the agreed incentive in the form of shares and the Company will be able to choose whether to settle in cash or using equity instruments.

(q)         Provisions

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

(r)      Revenue recognition

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(iii)       Interest income

Until June 2012 the Group has been recognizing interest receivable from the different Social Security affiliated bodies in Spain, to which it provides goods or services, on an accrual basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group modified its estimate regarding late payment interest. Since June 2012 the Group has only been recognizing late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date provided.

(s)           Income taxes

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(t)            Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available.

(u)         Classification of assets and liabilities as current and non-current

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

(v)         Environmental issues

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

On 6 February 2017 the Group concluded the refinancing process of its senior debt. The total debt refinanced amounts to US Dollars 6,300 million (Euros 5,800 million), including the US Dollars 1,816 million loan obtained for the acquisition of Hologic’s transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists in a US Dollars 6,000 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 300 million undrawn revolving credit facility.

On 18 April 2017 the Group concluded the refinancing process of the Senior Unsecured Notes. The total bond issuance amounted to Euros 1,000 million.

On 5 December 2017 the Group has received an additional loan from the European Investment Bank of up to Euros 85 million at a fixed interest rate for a period of ten years with a grace period of two years. The loan will be used to support certain investments in R&D which are mainly focused on searching for new applications for plasmatic proteins. On 28 October 2015, the Group received its first loan with the same entity and conditions for a total amount of Euros 100 million. At 31 December 2017, the amount in books for the loan received in 2015 is Euros 85 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2017 the Group has total cash and cash equivalents of Euros 887 million (Euros 895 million at 31 December 2016). The Group also has approximately Euros 381 million in unused credit facilities, including Euros 250 million on the revolving credit facility.

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

Details of the Group’s exposure to currency risk at 31 December 2017 and 2016 of the most significant financial instruments are shown in note 30.

(ii)          Interest rate risk

The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk.

The objective of the management of interest rate risk is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt through hedges.

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Unsecured Notes) amounts to Euros 1,000 million, which represents approximately 56% of the Group’s total debt in Euros. The additional loans of Euros 170 million received from the European Investment Bank represent approximately 10% of the Group’s total debt in Euros.

Senior debt in Euros represents approximately 12% of the Group’s total Senior debt at 31 December 2017 and 31 December 2016.

Total fixed-interest debt represents a total of 19% of debt at 31 December 2017 (21% at 31 December 2016 considering total fixed-interest debt).

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

The directors consider various arguments to calculate capital structure:

•                  The directors control capital performance using rates of returns on equity (ROE). In 2017, the ROE stood at 18% (15% in December 2016). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

	Thousand of Euros
	2016	2017

Profit attributable to the parent	545,456	662,700

Equity attributable to the parent	3,721,481	3,629,079

ROE	15%	18%

•                  In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2017 and 2016, the Group complies with the covenants.

•                  Consideration of the Company’s credit rating (see note 20 (d)).

The Parent held Class A and B treasury stock equivalent to 0.6% of its capital at 31 December 2017 (0.7% at 31 December 2016). The Group does not have a formal plan for repurchasing shares.

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

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•                  Balance sheet: cash and cash equivalents, current income tax assets and liabilities, deferred tax assets and liabilities and loans and borrowings.

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

•                  Bio Supplies: since January 2017, the company is including all transactions related to biological products for non-therapeutic use in the new Bio Supplies Division resulting in a reclassification from Bioscience Division to Bio Supplies Division.

•                  Others: including the rendering of manufacturing services to third party companies.

As a result of the creation of the new Bio Supplies segment and Intersegments, the Group has reviewed the allocation of balances and transactions by segments. The comparative figures for years 2016 and 2015 have been restated accordingly.

Details of net sales by groups of products for 2017, 2016 and 2015 are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Bioscience	3,429,785	3,228,275	3,032,111
Haemoderivatives
Diagnostic
Transfusional medicine	679,692	640,443	667,886
Other diagnostic	23,377	23,540	23,566
Hospital
Fluid therapy and nutrition	47,699	46,210	45,621
Hospital supplies	52,466	52,373	50,624
Bio supplies	66,791	24,387	24,466
Others	18,263	34,602	90,289

Total	4,318,073	4,049,830	3,934,563

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c)          Main customer

Revenues from a Bioscience segment customer represent approximately 11.0% of the Group’s total revenues (10.7% in 2016 and 10.1% in 2015).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of and movement in this caption of the consolidated balance sheet at 31 December 2017 are as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2016	Combination	differences	31/12/2017
Net value
Grifols UK.Ltd. (UK)	Bioscience	8,025	—	(280)	7,745
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	193,039	40,101	(27,886)	205,254
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10,134	—	(591)	9,543
Grifols Therapeutics, Inc. (USA)	Bioscience	2,108,139	—	(255,234)	1,852,905
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	1,272,024	1,466,420	(302,537)	2,435,907
Kiro Grifols S.L. (Spain)	Hospital	—	26,510	—	26,510
		3,643,995	1,533,031	(586,528)	4,590,498
			(See note 3)

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

Since the acquisition of Novartis’ Diagnostic business unit in 2014, the Group combines Araclon, Progenika, Australia and recently Hologic’s share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

Due to the acquisition of an additional 40% stake of Kiro Grifols S.L., the Group has decided to group Kiro Grifols S.L. and Laboratorios Grifols S.L. into a single CGU for the Hospital business since the acquisition is supporting cross-selling opportunities.

The CGUs established by Management are:

•        Bioscience

•        Diagnostic

•        Hospital

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

The recoverable amount of the Hospital CGU was calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

This value in use and fair value less costs of disposal calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment of the CGUs for 2016 were as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	8.60%
Diagnostic	2%	10.30%

The key assumptions used in calculating impairment of the CGUs for 2017 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate

Bioscience	2%	9.50%
Diagnostic	2%	10.60%
Hospital	1.40%	13.30%

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

As the acquisition of Hologic’s NAT donor screening unit share and the acquisition for an additional stake of Kiro Grifols S.L. are recent transactions and as the recoverable amount of the Bioscience CGU is much higher than the carrying amount of the Bioscience segment’s net assets, specific information from the impairment test sensitivity analysis is not included.

At 31 December 2017 Grifols’ stock market capitalization totals Euros 15,379 million (Euros 12,020 million at 31 December 2016).

(8)         Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2017 and 2016 are included in Appendix III, which forms an integral part of these notes to the Consolidated Financial Statements.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2016 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2015	Additions	differences	31/12/2016
Cost of currently marketed products - Gamunex	1,102,232	—	36,180	1,138,412
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(168,397)	(36,062)	(7,412)	(211,871)
Accumulated amortisation of currently marketed products - Progenika	(6,738)	(2,379)	—	(9,117)
Carrying amount of currently marketed products	950,889	(38,441)	28,768	941,216

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2017 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2016	Additions	differences	31/12/2017
Cost of currently marketed products - Gamunex	1,138,412	—	(137,828)	1,000,584
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(211,871)	(35,837)	28,136	(219,572)
Accumulated amortisation of currently marketed products - Progenika	(9,117)	(2,379)	—	(11,496)
Carrying amount of currently marketed products	941,216	(38,216)	(109,692)	793,308

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2017 the residual useful life of currently marketed products is 23 years and 5 months (24 years and 5 months at 31 December 2016).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 31 December 2017 the residual useful life of currently marketed products acquired from Progenika is 5 years and 2 months (6 years and 2 months at 31 December 2016).

(a)         Self — constructed intangible assets

At 31 December 2017 the Group has recognized Euros 49,782 thousand as self-constructed intangible assets (Euros 29,034 thousand at 31 December 2016).

(b)         Purchase commitments

At 31 December 2017 the Group has intangible asset purchase commitments amounting to Euros 1,199 thousand (Euros 639 thousand at 31 December 2016).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(c)          Intangible assets with indefinite useful lives and other intangible in progress

At 31 December 2017 the Group has plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 26,631 thousand (Euros 30,075 thousand at 31 December 2016).

The Group has also an amount of Euros 183,281 thousand as development costs in progress (Euros 52,272 thousand at 31 December 2016). The main variance corresponds to the assets acquired from Hologic’s business combination (see note 3(a)).

The Group has recognized an amount of Euros 4,235 thousand corresponding to payments relating to license rights due to the Aradigm acquisition (no amount was recognized at 31 December 2016).

(d)         Result on disposal of intangible assets

Total losses incurred on disposals of intangible assets in 2017 amount to Euros 83 thousand (Euros 7,198 thousand of profit in 2016).

(e)          Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value.

As the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration did not recommend the approval for LinahieTM as a treatment for non-cystic fibrosis bronchiectasis patients with chronic lung Pseudomonas aeruginosa infections, the intangible assets referred to it have been totally impaired. As a consequence, the group has impaired a total amount of Euros 63,675 thousand related to this product. This amount has been recognized in the Profit and Loss Statement as a R&D expense. Even that, the company has impaired the investment in this company and the convertible bonds (see notes 10 and 11(a)).

(9)         Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2017 and 2016 are included in Appendix IV, which forms an integral part of this note to the Consolidated Financial Statements.

Property, plant and development under construction at 31 December 2017 and 2016 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

In 2017, the Group has capitalized interests for a total amount of Euros 8,839 thousand (Euros 13,019 thousand in 2016)

a)             Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2017 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

b)             Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2017 amount to Euros 1,468 thousand (Euros 4,021 thousand in 2016).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c)              Assets under finance lease

The Group contracted the following types of property, plant and equipment under finance leases at 31 December 2016:

	Thousands of Euros
	Cost	Accumulated depreciation	Carrying amount
Land and buildings	2,213	(1,421)	792
Plant and machinery	13,336	(4,784)	8,552
	15,549	(6,205)	9,344

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2017:

	Thousands of Euros
	Cost	Accumulated depreciation	Carrying amount
Land and buildings	2,545	(815)	1,730
Plant and machinery	14,249	(6,564)	7,685
	16,794	(7,379)	9,415

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (c).

d)             Self – constructed property, plant and equipment

At 31 December 2017 the Group has recognized Euros 52,218 thousand as self -constructed property, plant and equipment (Euros 68,529 thousand at 31 December 2016).

e)              Purchase commitments

At 31 December 2017 the Group has property, plant and equipment purchase commitments amounting to Euros 39,675 thousand (Euros 39,773 thousand at 31 December 2016).

f)               Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on five-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 12.2% and a perpetual growth rate of 2% (10.3% and 2% respectively in fiscal year 2016).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(10)                Equity Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2017 and 2016 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2017	% ownership	31/12/2016
Aradigm Corporation	35.13%	—	35.13%	9,291
Kiro Grifols, S.L (see note 3(b))	90.00%	—	50.00%	13,888
Alkahest, Inc.	47.58%	30,559	47.58%	35,955
Albajuna Therapeutics, S.L	30.00%	1,956	30.00%	3,177
Interstate Blood Bank, Inc.	49.19%	27,936	49.19%	31,090
Bio Blood Components Inc.	48.97%	32,960	48.97%	38,725
Plasma Biological Services, LLC	48.90%	23,010	48.90%	25,890
Singulex, Inc.	19.33%	29,322	20.00%	43,329
GigaGen, Inc	43.96%	29,047	—	—
Access Biologicals LLC	49.00%	44,219	—	—
Aigües de Vilajuïga S.A.	50.00%	—	—	—
		219,009		201,345

Movement in the investments in equity-accounted investees for the years ended at 31 December 2017, 2016 and 2015 have been as follows:

	Thousands of Euros
	2017	2016	2015
Balance at 1 January	201,345	76,728	54,296

Acquisitions	80,685	136,072	33,039
Transfers	(16,000)	(29,059)	—
Share of profit / (losses)	(13,195)	6,933	(8,280)
Share of other comprehensive income / translation differences	(27,134)	10,671	2,673
Losses for Impairment	(6,692)	—	—
Collected dividends	—	—	(5,000)
Balance at 31 December	219,009	201,345	76,728

GigaGen Inc.

On 5 July 2017, Grifols through its 100% subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), has acquired a 43.96% shareholding in GigaGen, Inc., a company based in San Francisco (USA) for the amount of US Dollars 35 million.

GIANT and GigaGen have also entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of US Dollars 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

The summarized financial information of GigaGen, Inc. corresponding to the last available financial statements is included below with the carrying amount of the Group’s interest. Information regarding the income statement is included only from the date of acquisition of the participation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousand of Euros	Thousand of USD
	31/12/2017	31/12/2017
Non-current assets	404	484
Current assets	21,910	26,277
Current liabilities	(180)	(216)
Total net assets (100%)	22,134	26,545

Group’s share of net assets (43.96%)	9,730	11,669

Profit from continuing operations (100%)	(1,830)	(2,183)

Group’s share of total comprehensive income (43.96%)	(804)	(960)

A reconciliation of the summarized financial information with the carrying amount of the Group’s interest is as follows:

Thousand of Euros
31/12/2017

Group’s share of net assets	9,730
Goodwill of equity method investment	19,317

Equity method accounted investment	29,047

Movement in Gigagen’s equity-accounted investment for the year ended 31 December 2017 is as follows:

Thousand of Euros
31/12/2017

Balance at 1 January	—

Acquisitions	31,752
Share of profit / (losses)	(804)
Share of other comprehensive income / translation differences	(1,595)
Impairment Losses	(306)

Balance at 31 December	29,047

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Access Biologicals LLC.

On 12 January 2017, the group has announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollar 51 million. Grifols has entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols has also signed a supply agreement to sell to Access Biologicals biological products not meant for therapeutic use.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biologicals products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

The summarized financial information of Access Biologicals LLC corresponding to the last available financial statements is included below with the carrying amount of the Group’s interest. Information regarding the income statement is included only from the date of acquisition of the participation.

	Thousand of Euros	Thousand of USD
	31/12/2017	31/12/2017
Non-current assets	1,221	1,464
Current assets	14,422	17,296
Non-current liabilities	(1,284)	(1,540)
Current liabilities	(3,023)	(3,626)
Total net assets (100%)	11,336	13,594

Group’s share of net assets (49%)	5,555	6,661

Profit from continuing operations (100%)	3,734	4,129

Group’s share of total comprehensive income (49%)	1,830	2,023

A reconciliation of the summarized financial information with the carrying amount of the Group’s interest is as follows:

Thousand of Euros
31/12/2017

Group’s share of net assets	5,555
Goodwill of equity method investment	38,664

Equity method accounted investment	44,219

Movement in Access Biological’s equity-accounted investment for the year ended 31 December 2017 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Thousand of Euros
31/12/2017

Balance at 1 January	—

Acquisitions	48,383
Share of profit / (losses)	1,830
Share of other comprehensive income / translation differences	(5,994)

Balance at 31 December	44,219

Aradigm

As the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration did not recommend the approval for LinahiqTM as a treatment for non-cystic fibrosis bronchiectasis patients with chronic lung Pseudomonas aeruginosa infections, the investment in Aradigm have been totally impaired.

Consequently, the investment in Aradigm has been fully impaired for an amount of Euros 5,836 thousand in the statement of profit and loss.

Movement in the investment in Aradigm for the year ended 31 December 2017 and 31 December 2016 is as follows:

	Thousand of Euros
	31/12/2017	31/12/2016

Balance at 1 January	9,291	19,799
Share of profit / (losses)	(4,324)	(10,185)
Share of other comprehensive income / translation differences	869	(323)
Impairment losses	(5,836)	—

Balance at 31 December	—	9,291

Singulex, Inc.

On 17 May 2016 Grifols subscribed and paid a capital increase for an amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. (“Singulex”). As a result, Grifols held a 20% (19.33% at December 2017) common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols will be entitled to appoint a director to serve the board of directors of Singulex. As a result, Singulex granted Grifols an exclusive worldwide license for the use and sale of Singulex’s technology for the blood donor and plasma screening to further ensure the safety of blood and plasma products.

Movement in Singulex, Inc.’s equity-accounted investment for the years ended 31 December 2016 and December 2017 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousand of Euros
	31/12/2017	31/12/2016

Balance at 1 January	43,329	—

Acquisitions	—	44,107
Share of profit / (losses)	(9,335)	(3,890)
Share of other comprehensive income / translation differences	(4,672)	3,112

Balance at 31 December	29,322	43,329

Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LIc.

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC (PBS) (“IBBI Group”), a group based in Memphis, TN, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). GWWO also entered into an option agreement to purchase the remaining stakes for a price of US Dollars 100 million for an option price of US Dollars 10 million (Euros 9,007 thousand) (see notes 11 and 30). The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 23 plasma collection centers, 9 blood donation centers and one laboratory.

Movement in Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC.’s equity-accounted investment for the years ended 31 December 2016 and 2017 is as follows:

	Thousands of Euros			Thousands of Euros
	31/12/2017			31/12/2016
	IBBI	Bio-Blood	PBS	IBBI	Bio-Blood	PBS
Balance at 1 January	31,090	38,725	25,890	—	—	—

Acquisitions	—	—	—	28,229	36,168	23,818
Share of profit / (losses)	635	(1,181)	270	695	(166)	260
Share of other comprehensive income / translation differences	(3,789)	(4,584)	(3,150)	2,166	2,723	1,812

Balance at 31 December	27,936	32,960	23,010	31,090	38,725	25,890

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Kiro Grifols, S.L.

On 25 July 2017 the Group subscribed a capital increase in Kiro Grifols, S.L (formerly Kiro Robotics, S.L.) for an amount of Euros 12.8 million, which represents 40% of the voting and economic rights of Kiro Grifols. With this new operation, Grifols owns a total of 90% of the voting and economic rights of Kiro Grifols S.L., which is now considered part of the group, and starts using the global consolidation method instead of the equity method (see note 3(b)).

(11)                Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2017 and 2016 are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016

Convertible Bond (a)	—	15,201
Non-current derivatives (b) (see note 30)	8,338	13,665
Non-current investment in quoted shares (see note 30)	38,708	29,998

Total Non-current financial assets measured at fair value	47,046	58,864

Convertible Bond (a)	—	25,000
Non-current guarantee deposits	4,820	4,603
Other non-current financial assets	1,346	1,078
Non-current loans to EEAA (c) (see note 31)	16,677	—

Total Non-current financial assets measured at amortized cost	22,843	30,681

Details of other current financial assets on the consolidated balance sheet at 31 December 2017 and 2016 are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016

Deposits and guarantees	702	957
Current loans to third parties	59	832
Current loans to associates (see note 31)	9,977	793

Total other current financial assets	10,738	2,582

(a)     Convertible Bond

On 22 April 2016, the Group’s subsidiary, Grifols Worldwide Operations Limited, subscribed convertible bonds for an amount of US Dollars 19,950 thousand (Euros 17,997 thousand) issued by Aradigm that bear at an interest rate of 9% and mature in 2021. The Group indirectly owns 35.13% of the common stock of Aradigm. Interest on the convertible bonds is payable on 1 May and 1 November of each year. At the date of these Consolidated Financial Statements Aradigm has paid the Group an amount of Euros 1,601 thousand on the convertible bonds (Euros 839 thousand at 31 December 2016). Upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of Aradigm. At the date of these Consolidated Financial Statements, the conversion rate is 191.94 shares of Aradigm common stock per US Dollar 1,000 principal amount of convertible bonds.

As mentioned in note 8 (a), as the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration did not recommend approval for LinahiqTM as a treatment for non-cystic fibrosis bronchiectasis patients with chronic lung Pseudomonas aeruginosa infections, the Group has decided to impair all the financial

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

assets referred to it. As a consequence, the financial assets related to the convertible bond of Aradigm have been impaired for a total amount of Euros 14,477 thousand (see note 26). This amount has been recognized in the Profit or Loss Statement as a financial result.

On February 2, 2017 Grifols Worldwide Operations Limited sold to Nomura International PLC the convertible bonds issued by TiGenix that the Group subscribed on March 6, 2015. The settlement amount was Euros 20.5 million resulting in a loss of Euros 5.5 million.

(b)   Non-current derivatives

Non-current derivatives includes an amount of Euros 8,338 thousand in respect of the call right for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. units that are not owned by the Group. The call right can be exercised by the Group by delivering written notice of its intention at any time on or after February 1, 2019 and on or before April 30, 2019 (see note 11 (a)).

On December 31, 2017 the implicit derivative to the right of the convertible bond of Aradigm have been totally impaired due to the resolution of the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration. As a consequence, it has been recognized a financial impairment in the Profit and Loss Statement for a total amount of Euros 3,672 thousand.

(c)   Non-current loans to EEAA

On 2 October 2017 the Group’s subsidiary Grifols Diagnostic Solutions, Inc. subscribed notes for an amount of US Dollars 20,000 thousand (Euros 16,676 thousand) issued by Singulex, Inc., that bear at an interest rate of 5% and mature in September 19, 2019. The Group indirectly owns 19.33 % of the common stock of Singulex Inc.

(12)                Inventories

Details of inventories at 31 December 2017 and 2016 are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016
Goods for resale	105,013	166,272
Raw materials and supplies	454,371	423,326
Work in progress and semi-finished goods	592,612	584,279
Finished goods	477,297	469,054

	1,629,293	1,642,931

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015

Balance at 1 January	33,069	22,614	15,888

Net charge for the year	8,232	8,878	6,099
Cancellations for the year	(357)	(20)	(195)
Translation differences	(5,180)	1,597	822

Balance at 31 December	35,764	33,069	22,614

(13)                Trade and Other Receivables

Details at 31 December 2017 and 2016 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2017	31/12/2016
Trade receivables	302,685	431,510
Receivables from associates (note 31)	3,219	133
Bad debt provision (note 30)	(19,706)	(17,987)

Trade receivables	286,198	413,656

Other receivables (note 30)	7,485	13,705
Personnel	566	280
Advance payments (note 30)	11,181	6,775
Taxation authorities, VAT recoverable	20,105	17,768
Other public entities	1,344	3,771
Other receivables	40,681	42,299
Current income tax assets	59,531	77,713
	386,410	533,668

Other receivables

During 2017, 2016 and 2015 certain companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognized in the consolidated balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) totals Euros 1,800 thousand at 31 December 2017 (Euros 2,560 thousand at 31 December 2016), which does not differ significantly from its fair value and coincides with the amount of maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognized the asset transferred in the consolidated balance sheet, as the risks and rewards inherent to ownership have not been substantially retained.

Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2017 amount to Euros 912 million (Euros 870 million in 2016).

The finance cost of these operations for the Group totals approximately Euros 3,973 thousand which has been recognized under finance result in the consolidated statement of profit and loss for 2017 (Euros 4,885 thousand in 2016 and Euros 6,512 thousand in 2015) (see note 26).

Details of balances with related parties are shown in note 31.

(14)                Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2017 and 2016 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2017	31/12/2016
Current deposits	655,463	470,298
Cash in hand and at banks	231,058	424,711

Total cash and cash equivalents	886,521	895,009

(15)                Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)         Share capital

At 31 December 2017 and 2016, the Company’s share capital amounts to Euros 119,603,705 and comprises:

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

These shares are freely transferable.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2017 and 2016.

At 31 December 2017 and 2016, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2016 is as follows:

	Class A shares	Class B shares

Balance at 1 January 2016	426,129,798	257,386,540
(Acquisition) / disposal of treasury stock (note 15 (d))	—	(692,165)
Balance at 31 December 2016	426,129,798	256,694,375

Movement in outstanding shares during 2017 is as follows:

	Class A shares	Class B shares

Balance at 1 January 2017	426,129,798	256,694,375
(Acquisition) / disposal of treasury stock (note 15 (d))	—	432,929
Balance at 31 December 2017	426,129,798	257,127,304

(b)         Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the Consolidated Financial Statements.

(c)          Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2017, Euros 40,061 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 50,680 thousand at 31 December 2016) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

In May 2015 the company sold 1,967,265 treasury stocks (Class A Shares), generating a profit of Euros 2 million, recognized in reserves.

In June 2015 Araclon Biotech, S.L. increased capital by an amount of Euros 6 million. As a result, the Group has increased its investment from 66.15% to 70.83%. The difference between the share capital increase carried out by the Group and the non-controlling interest had been recognized as a Euros 1.77 million decrease in reserves.

In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After these capital increases, Grifols’ interest rose to 100% in 2016. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 0.6 million decrease in reserves.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In August 2016 Araclon Biotech, S.L. increased capital by an amount of Euros 6.7 million. As a result, the Group increased its investment from 70.83% to 73.22%. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 1.7 million decrease in reserves.

On 12 December 2016, the Group subscribed a share capital increase in the capital of VCN Biosciences, S.L. of Euros 5 million. After this capital increase, Grifols interest rose to 81.34% in 2016. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 1 million decrease in reserves.

In October 2017, the Group acquired 12,020 Progenika Biopharma, S.A. shares As a result, the Group has increased its investment from 89.25% to 90.23%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 374 thousand decrease in reserves.

At 31 December 2017 and 2016 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

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

At 31 December 2017 and 2016 the legal reserve of the Company amounts to Euros 23,921 thousand.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2017 the balance of the legal reserve of other Spanish companies amounts to Euros 2,416 thousand (Euros 1,485 thousand at 31 December 2016).

Other foreign Group companies have a legal reserve amounting to Euros 731 thousand at 31 December 2017 (Euros 650 thousand at 31 December 2016).

(d)         Treasury stock

At 31 December 2017 and December 2016 the Company does not have any Class A treasury stock.

Movement in Class B treasury stock during 2016 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2016	4,038,570	58,575

Acquisition of Class B shares	1,628,893	23,720
Non Cash Disposal Class B shares	(936,728)	(13,585)

Balance at 31 December 2016	4,730,735	68,710

In July 2016 the Company delivered 59,951 treasury stocks (Class B Shares) to Medion’s non-controlling interests in exchange for the 20% acquired from them.

In March 2016 the Company delivered 876,777 treasury stocks (Class B Shares) to Progenika’s non-controlling interests in exchange for the 16.46% acquired from them (see note 2(b)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Class B share acquisitions included the purchase of the Class B shares from the vendor shareholders of Progenika for which Grifols exercised the cash option for an amount of Euros 11,035 thousand. This amount had been considered as cash used in investing activities in the statement of cash flows

Movement in Class B treasury stock during 2017 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2017	4,730,735	68,710
Disposal Class B shares	(432,929)	(6,288)

Balance at 31 December 2017	4,297,806	62,422

In March 2017 the company delivered 432,929 treasury stocks (Class B shares) to eligible employees as a compensation of the Restricted Share Unit Retention Plan (see note 29).

The Parent held Class B treasury stock equivalent to 0.6% of its capital at 31 December 2017 (0.7% at 31 December 2016).

(e)          Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2017, and the distribution approved for 2016, presented at the general meeting held on 26 May 2017, is as follows:

	Thousands of Euros
	31/12/2017	31/12/2016
Legal Reserve	—	—
Voluntary reserve	76,247	103,611
Dividends	265,080	218,182
Profit of the Parent	341,327	321,793

The following dividends were paid in 2016:

	31/12/2016
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	53%	0.13	56,493
Non-voting shares	265%	0.13	34,136
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			93,243

	31/12/2016
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	72%	0.18	76,703
Non-voting shares (interim dividend)	360%	0.18	46,205

Total interim dividends paid			122,908

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following dividends were paid in 2017:

	31/12/2017
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	54%	0.14	57,790
Non-voting shares	271%	0.14	34,870
Non-voting shares (preferred dividend)	20%	0.01	2,614

Total dividends paid			95,274

	31/12/2017
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	72%	0.18	76,703
Non-voting shares (interim dividend)	360%	0.18	46,283

Total interim dividends paid			122,986

At the meeting held on 27 October 2017, the Board of Directors of Grifols approved the distribution of interim dividend for 2017 of Euros 0.18 for each Class A and B share, recognizing a total of Euros 122,986 thousand as interim dividend.

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

At a general meeting held on 26 May 2017 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the years ended 31 December 2016 and 2017 is presented in the consolidated statement of changes in equity.

(f)           Restricted Share Unit Compensation

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 13,871 thousand (Euros 7,946 thousand in 2016).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(16)     Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	662,700	545,456	532,145
Weighted average number of ordinary shares outstanding	684,197,276	683,225,815	683,549,316

Basic earnings per share (Euros per share)	0.97	0.80	0.78

The weighted average of the ordinary shares outstanding (basic) has been calculated taking into consideration the share split carried out on 4 January 2016 as follows:

	Number of shares
	31/12/2017	31/12/2016	31/12/2015
Issued shares outstanding at 1 January	683,854,491	683,516,338	683,610,378
Effect of shares issued	—	—	—
Effect of treasury stock	342,785	(290,523)	(61,062)

Average weighted number of ordinary shares outstanding (basic) at 31 December	684,197,276	683,225,815	683,549,316

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares.

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	662,700	545,456	532,145
Weighted average number of ordinary shares outstanding (diluted)	684,243,891	684,170,887	683,924,426
Diluted earnings per share (Euros per share)	0.97	0.80	0.78

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Number of shares
	31/12/2017	31/12/2016	31/12/2015
Issued shares outstanding at 1 January	683,854,491	683,988,460	683,610,378
Effect of RSU shares	46,615	472,950	375,110
Effect of shares issued	—	—	—
Effect of treasury stock	342,785	(290,523)	(61,062)

Average weighted number of ordinary shares outstanding (diluted) at 31 December	684,243,891	684,170,887	683,924,426

(17)     Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2016 are as follows:

	Thousands of Euros
	Balance at 31/12/2015	Additions	Disposals	Capital increases	Translation differences	Balance at 31/12/2016
Grifols (Thailand) Pte Ltd	2,664	778	(215)	—	127	3,354
Grifols Malaysia Sdn Bhd	1,040	144	—	—	(12)	1,172
Araclon Biotech, S.A.	183	(1,819)	—	1,776	—	140
Medion Grifols Diagnostic AG	(406)	—	406	—	—	—
GRI-CEI S/A Productos para transfusao	1,146	—	(1,146)	—	—	—
Progenika Biopharma, S.A.	1,093	165	—	—	(47)	1,211
Brainco Biopharma, S.L.	(373)	—	373	—	—	—
Abyntek Biopharma, S.L.	(93)	20	—	—	—	(73)
VCN Bioscience, S.L	(67)	(201)	—	961	—	693
	5,187	(913)	(582)	2,737	68	6,497
			(see note 2(b))

Details of non-controlling interests and movement at 31 December 2017 are as follows:

	Thousands of Euros
	Balance at 31/12/2016	Additions	Disposals	Business Combination / Additions to Consolidated Group	Translation differences	Balance at 31/12/2017
Grifols (Thailand) Pte Ltd	3,354	433	(77)	—	(131)	3,579
Grifols Malaysia Sdn Bhd	1,172	229	—	—	(29)	1,372
Araclon Biotech, S.A.	140	(1,617)	—	—	—	(1,477)
Progenika Biopharma, S.A.	1,211	(60)	(297)	—	27	881
Abyntek Biopharma, S.L.	(73)	45	28	—	—	—
VCN Bioscience, S.L	693	(272)	—	—	—	421
Kiro Grifols , S.L.	—	(144)	—	254	—	110
	6,497	(1,386)	(346)	254	(133)	4,886

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(18)     Grants

Details are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016
Capital grants	11,010	11,311
Interest rate grants (preference loans) (See note 20 ( e))	812	885
	11,822	12,196

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants of Euros 323 thousand have been transferred to the consolidated statement of profit and loss during the year ended 31 December 2017 (Euros 1,154 thousand at 31 December 2016 and Euros 1,227 thousand at 31 December 2015).

(19)     Provisions

Details of provisions at 31 December 2017 and 2016 are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016
Non-current provisions (a)
Provisions for pensions and similar obligations	4,742	4,195
Other provisions	1,021	923
Non-current provisions	5,763	5,118

	Thousands of Euros
	31/12/2017	31/12/2016
Current provisions (b)
Trade provisions	106,995	89,588
Current provisions	106,995	89,588

(a)         Non-current provisions

At 31 December 2017, 2016 and 2015 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2015 is as follows:

	Thousand s of Euros
	Balance at 31/12/2014	Net Charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2015
Non-current provisions	6,953	376	(1,598)	(600)	(151)	4,980
	6,953	376	(1,598)	(600)	(151)	4,980

Movement in provisions during 2016 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	Balance at 31/12/2015	Net Charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2016
Non-current provisions	4,980	(399)	(281)	814	4	5,118
	4,980	(399)	(281)	814	4	5,118

Movement in provisions during 2017 is as follows:

	Thousands of Euros
	Balance at 31/12/2016	Business Combination	Net Charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2017
Non-current provisions	5,118	23	422	(23)	290	(67)	5,763
	5,118	23	422	(23)	290	(67)	5,763

(b)         Current provisions

Movement in trade provisions during 2015 is as follows:

	Thousands of Euros
	Balance at 31/12/2014	Net Charge	Cancellations	Reclasifications	Translation differences	Balance at 31/12/2015
Trade provisions	115,985	(2,562)	(6,123)	492	15,257	123,049
	115,985	(2,562)	(6,123)	492	15,257	123,049

Movement in trade provisions during 2016 is as follows:

	Thousands of Euros
	Balance at 31/12/2015	Net Charge	Cancellations	Translation differences	Balance at 31/12/2016
Trade provisions	123,049	(28,481)	(6,417)	1,437	89,588
	123,049	(28,481)	(6,417)	1,437	89,588

Movement in trade provisions during 2017 is as follows:

	Thousands of Euros
	Balance at 31/12/2016	Business combination	Net Charge	Cancellations	Reclasifications	Translation differences	Balance at 31/12/2017
Trade provisions	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995
	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995
		(See note 3(a))

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(20)     Financial Liabilities

This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortized cost. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2017 and 2016 are as follows:

	Thousands of Euros
Financial liabilities	31/12/2017	31/12/2016
Non-current obligations (a)	853,667	831,417
Senior secured debt (b)	4,849,882	3,728,695
Other loans (b)	169,214	114,898
Finance lease liabilities (c)	5,415	6,086
Other non-current financial liabilities (e)	23,637	30,975
Total non-current financial liabilities	5,901,815	4,712,071
Current obligations (a)	95,538	95,524
Senior secured debt (b)	4,057	81,273
Other loans (b)	29,527	23,288
Finance lease liabilities (c)	3,945	3,859
Other current financial liabilities (e)	22,003	26,121
Total current financial liabilities	155,070	230,065

On 06 February 2017 the Group concluded the refinancing process of its senior debt. The total debt refinanced amounts to US Dollars 6,300 million (Euros 5,800 million), including the US Dollars 1,816 million loan obtained for the acquisition of Hologic’s transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists in a US Dollars 6,000 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 300 million undrawn revolving credit facility.

On 18 April 2017 the Group concluded the refinancing process of the Senior Unsecured Notes. The total bond issuance amounted to Euros 1,000 million.

On 5 December 2017 the Group has received an additional loan from the European Investment Bank of up to Euros 85 million at a fixed interest rate for a period of ten years with a grace period of two years. The loan will be used to support certain investments in R&D which are mainly focused on searching for new applications for plasmatic proteins. On 28 October 2015, the Group received its first loan with the same entity and conditions for a total amount of Euros 100 million.

(a)         Senior Unsecured Notes

On 18 April 2017, Grifols, S.A., issued Euros 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2025 and will bear annual interest at a rate of 3.20%. These notes replaced the 97.1% of the Senior Unsecured Notes issued in 2014 by Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols S.A., amounting to US Dollars 1,000 million, with a maturity in 2022 and at interest rate of 5.25% that was owned by a financial institution. The remaining 2.9% of the existing notes was redeemed before the exchange by an amount of Euros 26,618 thousand. The corresponding deferred costs of the notes have been recognized in profit and loss. On 2 May 2017 the Notes have been admitted to listing in the Irish Stock Exchange.

The present value of discounted cash flows of the new Notes under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted cash flows remaining in the original debt, whereby the new agreement is not substantially different to the original agreement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The costs of refinancing Senior Unsecured Notes amounted to Euros 57.5 million, including the redemption costs. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit and loss in accordance with the new effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the Senior Unsecured Notes does not trigger a derecognition of the liability. Unamortized financing costs from the Senior Unsecured Notes amount to Euros 146 million at 31 December 2017 (Euros 117 million at 31 December 2016).

Details of movement in the Senior Unsecured Notes at 31 December 2016 are as follows:

	Thousands of Euros
	Opening outstanding balance 01/01/16	Translation differences	Closing outstanding balance 31/12/16
Senior Unsecured Notes (nominal amount)	918,527	30,150	948,677
Total	918,527	30,150	948,677

Details of movement in the Senior Unsecured Notes at 31 December 2017 are as follows:

	Thousands of Euros
	Opening outstanding balance 01/01/17	Refinancing	Repayments	Translation differences	Closing outstanding balance 31/12/17
Senior Unsecured Notes (nominal amount)	948,677	108,597	(26,618)	(30,656)	1,000,000
Total	948,677	108,597	(26,618)	(30,656)	1,000,000

At 31 December 2017 and 2016 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/2016
Promissory
			Nominal		notes		Interest
			amount of		subscribed	Buy back	pending accrual
		Maturity	promissory	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	05/05/16	04/05/17	3,000	4.00%	84,966	(789)	(1,104)

31/12/2017
Promissory
			Nominal		notes		Interest
			amount of		subscribed	Buy back	pending accrual
		Maturity	promissory	Interest	(Thousands of	(Thousands	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	of Euros)	Euros)
Issue of bearer promissory notes	05/05/17	04/05/18	3,000	3.00%	92,109	(906)	(909)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)         Loans and borrowings

Details of loans and borrowings at 31 December 2017 and 2016 are as follows:

					Thousands of Euros
					31/12/2017		31/12/2016
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount

Senior debt - Tranche A	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	1,959,476	1,959,476	—	—
Senior debt - Tranche A	Euros	Euribor + 1.75%	31/01/2017	31/01/2023	607,000	607,000	—	—
Senior debt - Tranche B	US Dollars	Libor + 2.25%	31/01/2017	31/01/2025	2,501,459	2,457,684	—	—
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	—	—	400,000	385,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	—	—	664,074	527,108
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	—	—	3,055,168	2,967,574
Total senior debt					5,067,935	5,024,160	4,119,242	3,879,682
EIB Loan	Euros	2.70%	20/11/2015	20/11/2025	100,000	74,375	100,000	100,000
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	85,000
Total EIB Loan					185,000	159,375	100,000	100,000
Revolving Credit	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	250,146	—	—	—
Revolving Credit	US Dollars	Libor + 2.5%	27/02/2014	27/02/2019	—	—	284,603	—
Total Revolving Credit					250,146	—	284,603	—

Other non-current loans	Euros	Euribor- Euribor+4%	19/03/2013	30/09/2024	33,180	9,839	33,000	14,898
Loan transaction costs					—	(174,278)	—	(150,987)
Non-current loans and borrowings					5,536,261	5,019,096	4,536,845	3,843,593

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

					Thousands of Euros
					31/12/2017			31/12/2016
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended		Carrying amount	Amount extended		Carrying amount

Senior debt - Tranche A	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	(*	)	—	—		—
Senior debt - Tranche A	Euros	Euribor + 1.75%	31/01/2017	31/01/2023	(*	)	—	—		—
Senior debt - Tranche B	US Dollars	Libor + 2.25%	31/01/2017	31/01/2025	(*	)	25,015	—		—
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	—		—	(*	)	4,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	—		—	(*	)	49,806
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	—		—	(*	)	30,832
Total senior debt					—		25,015	—		84,638
BEI Loan	Euros	2.70%	20/11/2015	20/11/2025	(*	)	10,625	—		—
Total BEI Loan					—		10,625	—		—
Other current loans		0.1%-3.74%			131,700		18,902	208,105		23,288
Loan transaction costs					—		(20,958)	—		(3,365)

Current loans and borrowings					131,700		33,584	208,105		104,561

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Current loans and borrowings include accrued interest amounting to Euros 1,713 thousand as at 31 December 2017 (Euros 596 thousand at 31 December 2016).

On 06 February 2017 the Group refinanced its Senior Secured Debt with the existing lenders and obtained the additional debt for the acquisition of Hologic by an amount of US Dollars 1,816 million The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 2,350 million and Euros 607 million with a 1.75% margin overLibor and Euribor respectively and maturity in 2023 and quasi-bullet amortization structure, and a Term Loan B (“TLB”) that amounts to US Dollars 3,000 million with a 2.25% margin over Libor and maturity in 2025. The borrowers of the total debt are Grifols Worldwide Operations Limited and Grifols, S.A. for the Term Loan A and Grifols Worldwide Operations USA, Inc. for the Term Loan B.

The present value discounted from cash flows under the new agreement, including any fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby it is considered that the debt instrument has not been substantially modified.

The costs of refinancing the senior debt have amounted to Euros 84.8 million. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. Unamortized financing costs from the senior secured debt amount to Euros 195 million at 31 December 2017 (Euros 154 million at 31 December 2016).

The terms and conditions of the senior secured debt are as follows:

•                  Tranche A: six year loan divided into two tranches: US Tranche A and Tranche A in Euros.

•      US Tranche A :

•                            Original Principal Amount of US Dollars 2,350 million.

•                            Applicable margin of 175 basis points (bp) linked to US Libor.

•                            Quasi-bullet amortization structure.

•                            Maturity in 2023.

•      Tranche A in Euros :

•                            Original Principal Amount of Euros 607 million.

•                            Applicable margin of 175 basis ponts (bp) linked to Euribor.

•                            Quasi-bullet amortization structure.

•                            Maturity in 2023.

Details of Tranche A by maturity at 31 December 2017 are as follows:

	US Tranche A			Tranche A in Euros
Maturity	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros	Currency	Principal in thousands of Euros
2019	US Dollars	117,500	97,974	Euros	30,350
2020	US Dollars	235,000	195,948	Euros	60,700
2021	US Dollars	235,000	195,948	Euros	60,700
2022	US Dollars	1,321,875	1,102,204	Euros	341,437
2023	US Dollars	440,625	367,402	Euros	113,813
Total	US Dollars	2,350,000	1,959,476	Euros	607,000

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•                  Tranche B: Senior Debt Loan repayable in eight years.

•   US Tranche B :

•                            Original Principal Amount of US Dollars 3,000 million.

•                            Applicable margin of 225 basis points (bp) linked to US Libor.

•                            Quasi-bullet amortization structure.

•                            Maturity in 2025.

Details of Tranche B by maturity at 31 December 2017 are as follows:

	US Tranche B
Maturity	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros
2018	US Dollars	30,000	25,015
2019	US Dollars	30,000	25,015
2020	US Dollars	30,000	25,015
2021	US Dollars	30,000	25,015
2022	US Dollars	30,000	25,015
2023	US Dollars	30,000	25,015
2024	US Dollars	30,000	25,015
2025	US Dollars	2,767,500	2,307,594
Total	US Dollars	2,977,500	2,482,699

•                  US Dollar 300 million committed credit revolving facility: Amount maturing on 2023 and applicable margin of 175 basis points (bp) linked to US Libor. At 31 December 2017 no amount has been drawn down on this facility.

The issue of senior unsecured notes and senior secured debt is subject to compliance with a leverage ratio covenant. At 31 December 2017 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols S.A. and are guaranteed on a senior unsecured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc and Grifols USA, Llc.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(c)   Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	31/12/2017			31/12/2016
	Minimum payments	Interest	Present Value	Minimum payments	Interest	Present Value
Maturity at:
Less than one year	4,305	360	3,945	4,267	408	3,859
Two years	2,636	179	2,457	3,636	263	3,373
Three years	1,461	88	1,373	1,792	88	1,704
Four years	814	60	754	672	16	656
Five years	369	42	327	306	5	301
More than five years	550	46	504	53	1	52
Total	10,135	775	9,360	10,726	781	9,945

(d)   Credit rating

In December 2017 and December 2016 Moody’s Investors Service has confirmed the ‘Ba3’ corporate family rating, ‘Ba2’ rating to the senior secured bank debt and ‘B2’ rating to the unsecured notes that were used to refinance the existing debt structure. The outlook is confirmed as stable.

In December 2017 and December 2016 Standard & Poor’s has confirmed its ‘BB’ rating on Grifols and has assigned ‘BB’ and ‘B+’ issue ratings to Grifols’ senior secured debt and senior unsecured notes that were used to refinance the existing debt structure. The outlook for the rating is stable.

(e)   Other financial liabilities

At 31 December 2017 “other financial liabilities” include interest-free loans extended by governmental institutions amounting to Euros 20,306 thousand (Euros 20,543 thousand at 31 December 2016). The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 812 thousand (Euros 885 thousand at 31 December 2016) (see note 18).

At 31 December 2017, “other current financial liabilities” include an amount of Euros 5 million related to the remaining call option extended by the Group and the shareholders of Progenika with maturity on 2018.

At 31 December 2017 and 2016 “other current financial liabilities” also include approximately Euros 3,056 thousand and Euros 17,578 thousand, respectively, which have been collected directly from Spanish Social Security affiliated bodies and transferred to financial institutions (see note 13).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016
Maturity at:
Up to one year	22,003	26,121
Two years	10,818	11,468
Three years	3,787	6,203
Four years	2,794	5,802
Five years	2,247	2,490
Over five years	3,991	5,012
	45,640	57,096

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(21)     Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016
Suppliers	423,096	461,073
VAT payable	8,827	10,048
Taxation authorities, withholdings payable	24,084	23,700
Social security payable	11,741	11,422
Other public entities	97,068	97,724
Other payables	141,720	142,894
Current income tax liabilities	6,709	7,957
	571,525	611,924

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

(22)     Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016
Salaries payable	129,519	132,755
Other payables	649	427
Deferred income	4,284	441
Advances received	9,945	6,563
Other current liabilities	144,397	140,186

(23)     Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2017, 2016 and 2015 by segment is as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Bioscience	3,429,785	3,195,424	3,032,111
Diagnostic	732,369	691,701	716,838
Hospital	105,649	102,251	96,245
Bio supplies	66,791	57,239	24,466
Others	18,263	34,601	90,289
Intersegments	(34,784)	(31,386)	(25,386)
	4,318,073	4,049,830	3,934,563

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As a result of the creation of Bio Supplies segment and Intersegment, the Group has reviewed the allocation of balances and transactions by segments. The comparative figures for years 2016 and 2015 have been restated accordingly.

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
USA and Canada	2,896,505	2,707,579	2,604,315
Spain	242,894	225,273	216,548
European Union	444,089	426,223	456,919
Rest of the world	734,585	690,755	656,781
Consolidated	4,318,073	4,049,830	3,934,563

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Gross sales	5,322,618	4,882,615	4,579,759
Chargebacks	(826,775)	(652,564)	(488,072)
Cash discounts	(57,512)	(51,953)	(46,150)
Volume rebates	(43,274)	(51,242)	(49,458)
Medicare and Medicaid	(41,722)	(47,820)	(25,710)
Other discounts	(35,262)	(29,206)	(35,806)
Net sales	4,318,073	4,049,830	3,934,563

Movement in discounts and other reductions in gross income during 2015 were as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196
Current estimate related to sales made in current and prior year	488,072	46,150	49,458	25,710	35,806	645,196	(1)
(Actual returns or credits in current period related to sales made in current period)	(428,041)	(44,867)	(18,211)	(18,402)	(34,059)	(543,580	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	(246)	(25,051)	(11,257)	(1,791)	(38,345	)(3)
Translation differences	7,716	127	2,454	1,594	2,237	14,128
Balance at 31 December 2015	126,178	5,902	29,680	12,468	5,367	179,595

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in discounts and other reductions to gross income during 2016 were as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2015	126,178	5,902	29,680	12,468	5,367	179,595
Current estimate related to sales made in current and prior year	652,564	51,953	51,242	47,820	29,206	832,785	(1)
(Actual returns or credits in current period related to sales made in current period)	(693,458)	(51,733)	(27,409)	(24,988)	(27,243)	(824,831	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	(248)	(27,732)	(14,401)	(2,986)	(45,367	)(3)
Translation differences	1,965	758	726	858	98	4,405
Balance at 31 December 2016	87,249	6,632	26,507	21,757	4,442	146,587

Movement in discounts and other reductions to gross income during 2017 were as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2016	87,249	6,632	26,507	21,757	4,442	146,587
Current estimate related to sales made in current and prior year	826,775	57,512	43,274	41,722	35,262	1,004,545
(Actual returns or credits in current period related to sales made in current period)	(795,449)	(52,270)	(28,976)	(28,198)	(26,072)	(930,965	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	31	(6,024)	(20,210)	(16,659)	(2,864)	(45,726	)(3)
Translation differences	(12,716)	(736)	(2,604)	(2,418)	(625)	(19,099)
Balance at 31 December 2017	105,890	5,114	17,991	16,204	10,143	155,342

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

(2)   Amounts credited and posted against provisions for current period

(3)   Amounts credited and posted against provisions for prior period

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(24)                Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Cost of sales	731,192	635,577	592,037
Research and development	90,495	77,988	76,780
Selling general & administration expenses	323,880	314,348	269,718
	1,145,567	1,027,913	938,535

Details by nature are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Wages and salaries	917,810	822,384	756,570
Contributions to pension plans (see note 29)	20,347	18,486	14,587
Other social charges	27,679	25,074	22,071
Social Security	179,731	161,969	145,307
	1,145,567	1,027,913	938,535

(25)                Expenses by Nature

(a)         Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets and property, plant and equipment, incurred during 2017, 2016 and 2015 classified by functions are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Cost of sales	135,186	126,998	110,898
Research and development	14,721	13,050	13,654
Selling, general & administration expenses	65,583	61,821	65,203
	215,490	201,869	189,755

(b)         Other operating income and expenses

Other operating income and expenses incurred during 2017, 2016 and 2015 by function are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Cost of sales	416,020	454,097	426,531
Research and development	129,579	113,078	118,667
Selling, general & administration expenses	460,959	393,523	403,944
	1,006,558	960,698	949,142

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details by nature are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Changes in trade provisions	3,648	(22,069)	(763)
Professional services	211,579	190,003	173,990
Commissions	18,473	20,147	20,474
Supplies and auxiliary materials	131,932	119,014	115,471
Operating leases (note 28)	80,136	74,945	70,496
Freight	105,292	96,680	83,352
Repair and maintenance expenses	103,518	89,797	81,087
Advertising	49,893	51,233	47,860
Insurance	21,529	20,008	19,501
Royalties	11,241	9,217	9,386
Travel expenses	58,171	53,239	52,606
External services	82,699	43,231	56,743
R&D Expenses	89,977	78,379	81,319
Other	38,470	136,874	137,620
Other operating income&expenses	1,006,558	960,698	949,142

(26)     Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Finance income	9,678	9,934	5,841
Finance cost from Senior Unsecured Notes	(65,189)	(73,491)	(72,783)
Finance cost from senior debt	(193,183)	(168,332)	(161,624)
Finance cost from sale of receivables (note 13)	(3,973)	(4,885)	(6,512)
Capitalized interest	8,839	13,019	9,795
Other finance costs	(9,838)	(11,140)	(9,211)
Finance costs	(263,344)	(244,829)	(240,335)
Change in fair value of financial derivatives (note 30)	(3,752)	(7,610)	(25,206)
Impairment and gains / (losses) on disposal of financial instruments (note 11)	(18,844)	—	—
Exchange differences	(11,472)	8,916	(12,140)
Finance result	(287,734)	(233,589)	(271,840)

During 2017 the Group has capitalized interest at a rate of between 4.26% and 4.87% based on the financing received (between 4.8% and 5.2% during 2016) (see note 4 (f)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(27)                Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Diagnostic Grifols, S.A., Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Worldwide Operations Spain, S.A. (formerly Logister, S.A), Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gri-Cel, S.A., Gripdan Invest, S.L. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

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

(a)         Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015

Profit before income tax from continuing operations	695,722	712,752	690,250

Tax at 25% (28% for 2015)	173,931	178,188	193,270
Permanent differences	17,163	8,019	(2,709)
Effect of different tax rates	40,981	14,509	(24,524)
Tax credits (deductions)	(16,092)	(20,163)	(19,487)
Impact related to the US tax legistation modific	(171,169)	—	—
Prior year income tax expense	(8,614)	928	2,723
Other income tax expenses/(income)	(1,792)	(13,272)	9,536
Total income tax expense	34,408	168,209	158,809

Deferred tax	(149,443)	(40,161)	24,357
Current tax	183,851	208,370	134,452
Total income tax expense	34,408	168,209	158,809

The effect of the different tax rates is basically due to a change of country mix in profits

On December 22, 2017, a tax reform has been approved in the United States that will take effect on January 1, 2018.

The Group has carried out an exercise to identify changes in the tax reform affecting its subsidiaries in the USA and an assessment of the impact that these changes will have on the manner in which the deferred taxes will revert as of December 31, 2017. In the analysis performed, the main impact comes from the change in tax rates to be applied to deferred taxes as of December 31, 2017, which have gone from a rate of 35% to 21% for fiscal years beginning on or after January 1. of 2018. The impact registered in the “income tax expense” caption amounts to Euros 171 million in the year 2017. The remaining changes in the tax legislation that affect the subsidiaries in the USA have not had a material impact nor have they required relevant judgments and estimates that could lead to significant variations in the estimate made in the future. As a consequence, we consider the estimates made as definitive.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)         Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	31/12/2017	31/12/2016	31/12/2015

Assets
Provisions	4,564	3,696	38,004
Inventories	35,619	39,297	37,141
Tax credits (deductions)	49,467	37,685	42,533
Tax loss carry forwards	6,179	10,717	30,668
Other	7,513	3,393	6,961
Subtotal, assets	103,342	94,788	155,307

Goodwill	(22,346)	(19,136)	(77,755)
Fixed assets, amortisation and depreciation	(7,780)	(7,062)	(10,409)
Intangible assets	(7,059)	(1,371)	(349)
Subtotal, net liabilities	(37,185)	(27,569)	(88,513)
Deferred assets, net	66,157	67,219	66,794

Liabilities
Goodwill	(105,963)	(131,039)	(35,877)
Intangible assets	(201,921)	(392,388)	(404,617)
Fixed assets	(95,029)	(158,060)	(119,858)
Debt cancellation costs	(70,503)	(64,762)	(77,514)
Inventories	5,063	(1,175)	(32,351)
Cash flow hedges	—	—	(982)
Subtotal, liabilities	(468,353)	(747,424)	(671,199)

Tax loss carry forwards	15,384	40,358	7,097
Provisions	47,404	61,252	22,085
Other	16,653	45,168	10,452
Subtotal, net assets	79,441	146,778	39,634
Net deferred Liabilities	(388,912)	(600,646)	(631,565)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2017	31/12/2016	31/12/2015
Balance at 1 January	(533,427)	(564,771)	(456,341)
Movements during the year	149,443	40,161	(24,357)
Movements in equity during the year	—	—	(10,960)
Business combination (note 3)	16,736	—	—
Translation differences	44,493	(8,817)	(73,113)
Balance at 31 December	(322,755)	(533,427)	(564,771)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2017, 2016 and 2015 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 51,930 thousand at

31 December 2017 (Euros 99,897 thousand at 31 December 2016).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years.

Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date.

The Group has not recognized as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 51,169 thousand (Euros 67,044 thousand at 31 December 2016).

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

The main tax audits currently open in the Group are as follows:

•                  Grifols Share Services North America, Inc: Income Tax Audit for the tax year ending, 2015 was initiated from July, 2017. During tax year 2017 these inspections had been closed without any significant adjustment.

•                  Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of State Income tax in North Carolina and New York states (tax years 2012 to 2015).

•                  Grifols Diagnostic Solutions, Corp.: notification of an inspection of the “federal tax return” for the fiscal year 2014. During tax year 2017 these inspections had been closed without any significant adjustment.

•                  Grifols, S.A., Instituto Grifols, S.A., Grifols Movaco, S.A. and Biomat, S.A.: Income Tax audit, Withholdings and VAT Audit for the tax years ended 2010, 2011 and 2012 that were initiated as of July 2014. During tax year 2016 these inspections had been closed without any significant adjustment.

Group management does not expect any significant liability to derive from these inspections.

(28)                Operating Leases

(a)         Operating leases (as lessee)

At 31 December 2017, 2016 and 2015 the Group leases buildings and warehouses from third parties under operating leases.

Operating lease instalments of Euros 80,136 thousand have been recognized as an expense for the year ended at

31 December 2017 (Euros 74,945 thousand at 31 December 2016 and Euros 70,496 thousand at 31 December 2015) and comprise minimum lease payments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Future minimum payments on non-cancellable operating leases at 31 December 2017, 2016 and 2015 are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015
Maturity at:
Up to 1 year	46,541	56,869	77,951
Between 1 and 5 years	156,897	181,076	126,644
More than 5 years	58,905	112,986	101,319
Total future minimum payments	262,343	350,931	305,914

(b)         Operating leases (as lessor)

At 31 December 2017, 2016 and 2015 the Group has no lease contracts as lessor.

(29)                Other Commitments with Third Parties and Other Contingent Liabilities

(a)         Guarantees

The Group has no significant guarantees extended to third parties.

(b)         Guarantees committed with third parties

The Group has no significant guarantees extended to third parties, except for the ones included in note 20.

(c)          Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2017 has amounted to Euros 725 thousand (Euros 674 thousand for 2016).

In successive years this contribution will be defined through labor negotiations.

In the event that control is taken of the Company, the Group has agreements with 73 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary.

The Group has contracts with nine executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances.

Restricted Share Unit Retention Plan

For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. Under this plan, employees can choose to receive up to 50% of their yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match this with an additional 50% of the employee’s choice of RSUs.

Grifols Class B Shares and Grifols ADS are valued at grant date.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2017, the Group has settled the RSU plan of 2014 for an amount of Euros 7,303 thousand.

This commitment is treated as equity-settled and the amount totals Euros 13,871 thousand at 31 December 2017 (Euros 10,594 thousand at 31 December 2016).

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section

401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 18.9 million for 2017 (US Dollars 17 million for 2016).

Other plans

The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented.

(d)         Purchase commitments

Details of the Group’s commitments at 31 December 2017 are as follows:

Thousands of Euros
2018	83,782
2019	62,510
2020	56,183
2021	39,765
2022	9,249
2023	780
2024	780

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

•                            bioMerieux, S.A., et ano. v. Hologic, Inc. et al., Case No. 1:17-cv-102 (M.D.N.C); Case No. 18-21-LPS-CJB (D. Del.): on February 3, 2017, bioMérieux, S.A and bioMérieux, Inc. filed suit against Hologic, Inc. (“Hologic”), Grifols, S.A. (“GSA”), and Grifols Diagnostic Solutions Inc. (“GDS”) in the U.S. District Court for the Middle District of North Carolina, alleging infringement of U.S. Patent Nos. 8,697,352 and 9,074,262 by virtue of defendants’ activities with respect to the Procleix HIV-1/HCV Assay®, Procleix Ultrio Assay®, and Procleix Ultrio Plus® products. Hologic and GDS filed a motion to dismiss for failure to state a claim on April 3, 2017. As a result of a claim of improper venue, the case was transferred to the U.S. District Court for the District of Delaware in early 2018. Hologic and GDS are pursuing defenses of failure to state a claim, non-infringement, invalidity, and that the infringement claims are contractually barred. Additionally, GSA intends to pursue dismissal for lack of personal jurisdiction.

•                            Enzo Life Sciences, Inc. v. Hologic, Inc. et al., Case No. 1:16-cv-00894-LPS (D. Del.): on October 4, 2016, Enzo Life Sciences, Inc. (“Enzo”) filed suit against Hologic in the U.S. District Court for the District of Delaware, alleging infringement of U.S. Patent No. 6,221,581 by virtue of Hologic’s activities with respect to Progensa®, Procleix®, and Aptima®products. On November 9, 2017, the Court granted Enzo’s motion to amend its complaint to add GSA and GDS as defendants with respect to the Procleix® products at issue. Hologic and GDS have answered the complaint, alleging non-infringement and invalidity among their defenses. GSA has moved to dismiss for lack of personal jurisdiction. The case schedule has been extended in light of the addition of Grifols-related entities as co-defendants, with Hologic and GDS currently engaged in fact discovery. Trial is scheduled for September 2019.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(30)            Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros
	31/12/2016
	Carrying amount					Fair Value
	Loans and receivables	Financial instruments held for trading	Available for sale financial assets	Debts and payables	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	15,201	—	29,998	—	45,199	29,998	15,201	—	45,199
Financial derivatives	—	13,665	—	—	13,665	—	—	13,665	13,665
Financial assets measured at fair value	15,201	13,665	29,998	—	58,864

Non-current financial assets	30,681	—	—	—	30,681
Other current financial assets	2,582	—	—	—	2,582
Trade and other receivables	434,136	—	—	—	434,136
Cash and cash equivalents	895,009	—	—	—	895,009
Financial assets not measured at fair value	1,362,408	—	—	—	1,362,408

Senior Unsecured Notes	—	—	—	(843,868)	(843,868)	(904,377)	—	—	(904,377)
Promissory Notes	—	—	—	(83,073)	(83,073)
Senior secured debt	—	—	—	(3,809,968)	(3,809,968)	—	(3,811,970)	—	(3,811,970)
Other bank loans	—	—	—	(138,186)	(138,186)
Finance lease payables	—	—	—	(9,945)	(9,945)
Other financial liabilities	—	—	—	(57,096)	(57,096)
Trade and other payables	—	—	—	(461,073)	(461,073)
Other current liabilities	—	—	—	(7,431)	(7,431)
Financial liabilities not measured at fair value	—	—	—	(5,410,640)	(5,410,640)
	1,377,609	13,665	29,998	(5,410,640)	(3,989,368)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousand of Euros
	31/12/2017
	Carrying amount					Fair Value
	Loans and receivables	Financial instruments held for trading	Available for sale financial assets	Debts and payables	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	—	38,708	—	38,708	38,708	—	—	38,708
Financial derivatives	—	8,338	—	—	8,338	—	—	8,338	8,338
Financial assets measured at fair value	—	8,338	38,708	—	47,046

Non-current financial assets	22,843	—	—	—	22,843
Other current financial assets	10,738	—	—	—	10,738
Trade and other receivables	304,864	—	—	—	304,864
Cash and cash equivalents	886,521	—	—	—	886,521
Financial assets not measured at fair value	1,224,966	—	—	—	1,224,966

Senior Unsecured Notes	—	—	—	(858,911)	(858,911)	(1,018,130)	—	—	(1,018,130)
Promissory Notes	—	—	—	(90,294)	(90,294)
Senior secured debt	—	—	—	(4,853,939)	(4,853,939)	—	(5,063,769)	—	(5,063,769)
Other bank loans	—	—	—	(198,741)	(198,741)
Finance lease payables	—	—	—	(9,360)	(9,360)
Other financial liabilities	—	—	—	(45,640)	(45,640)
Trade and other payables	—	—	—	(423,096)	(423,096)
Other current liabilities	—	—	—	(14,879)	(14,879)
Financial liabilities not measured at fair value	—	—	—	(6,494,860)	(6,494,860)
	1,224,966	8,338	38,708	(6,494,860)	(5,222,848)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Financial derivatives

At 31 December 2017 and 2016 the Group has recognized the following derivatives:

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2017	31/12/2016	31/12/17	31/12/16	Maturity
Call Option	US Dollar	N/A	N/A	8,338	9,487	30/04/2019
Embedded derivative	US Dollar	N/A	N/A	—	4,178	31/05/2021

Total				8,338	13,665

Total Assets (notes 10 and 11)				8,338	13,665

At 31 December 2017, the Group has totally impaired the amount of the embedded derivative related to the convertible bonds issued by Aradigm due to the no recommendation of approval of LinhaliqTM by the Food and Drug Administration (FDA) (see note 11).

On May 11, 2016 the Group has paid an aggregate amount equal to US Dollars 10 million (Euros 8,960 thousand) in respect of the call right for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. units that are not owned by the Group. The call right can be exercised by the Group by delivering written notice of its intention at any time on or after February 1, 2019 and on or before April 30, 2019 (see note 11).

Financial derivatives are measured based on observable market data (level 3 of fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

Credit risk

(a)         Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2017 and 2016 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/2017	31/12/2016

Non-current financial assets	11	69,889	89,545
Other current financial assets	11	10,738	2,582
Trade receivables	13	286,198	413,656
Other receivables	13	18,666	20,480
Cash and cash equivalents	14	886,521	895,009
		1,272,012	1,421,272

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The maximum level of exposure to risk associated with receivables at 31 December 2017 and 2016, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2017	31/12/2016

Spain	63,505	56,104
EU countries	53,403	52,034
United States of America	65,068	196,885
Other European countries	5,761	13,428
Other regions	117,127	115,685
	304,864	434,136

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2016 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
	Balance (1)	Balance past due	Provision for doubtful receivables (2)	Balance (3)	Balance past due	Provision for doubtful receivables (4)	Net debt (1)+(2)+(3)+(4)

Greece	—	—	—	425	—	(137)	288
Italy	7,188	2,077	—	12,196	7,375	(3,098)	16,286
Spain	23,281	3,287	—	27,316	9,595	(249)	50,348
Portugal	2,734	1,205	(356)	129	78	(27)	2,480
	33,203	6,569	(356)	40,066	17,048	(3,511)	69,402

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2017 are as follows:

	Thousands of Euros
	Balances with public entities			Balance with third parties
	Balance (1)	Balance past due	Provision for doubtful receivables (2)	Balance (3)	Balance past due	Provision for doubtful receivables (4)	Net debt (1)+(2)+(3)+(4)

Greece	—	—	—	745	—	—	745
Italy	4,020	2,348	—	10,614	6,342	(4,016)	10,618
Spain	33,702	7,785	—	23,444	8,926	(136)	57,010
Portugal	1,078	490	(296)	1,972	1,085	(126)	2,628
	38,800	10,623	(296)	36,775	16,353	(4,278)	71,001

Provision has been made for balances receivable from Portuguese public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Spain will not be recoverable.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)         Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016

Not matured	249,652	360,018
Less than 1 month	24,302	24,650
1 to 4 months	18,717	29,318
4 months to 1 year	8,092	10,045
More than one year	4,101	10,105
	304,864	434,136

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2017	31/12/2016	31/12/2015

Opening balance	17,987	13,210	14,092
Net charges for the year	8,003	6,411	1,800
Net cancellations for the year	(4,732)	(2,217)	(2,984)
Translation differences	(1,552)	583	302
Closing balance	19,706	17,987	13,210

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
Carrying amount	Note	Carrying amount at 31/12/16	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities
Bank loans	20	3,948,154	4,669,325	134,918	119,476	192,059	4,183,259	39,613
Other financial liabilities	20	57,096	57,096	23,082	3,039	11,468	16,686	2,821
Bonds and other marketable securities	20	926,941	1,305,680	107,975	24,903	49,806	1,122,996	—
Finance lease payables	20	9,945	10,725	2,195	2,072	3,630	2,828	—
Payable to suppliers	21	461,073	461,073	461,029	44	—	—	—
Other current liabilities	22	7,431	7,431	7,118	313	—	—	—

Total		5,410,640	6,511,330	736,317	149,847	256,963	5,325,769	42,434

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

		Thousands of Euros
Carrying amount	Note	Carrying amount at 31/12/17	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities
Bank loans	20	5,052,680	6,138,673	105,584	106,492	322,421	3,115,887	2,488,289
Other financial liabilities	20	45,640	45,642	19,393	2,610	10,758	10,497	2,384
Bonds and other marketable securities	20	949,205	1,331,203	107,203	16,000	32,000	128,000	1,048,000
Finance lease payables	20	9,360	10,136	2,192	2,113	2,602	2,790	439
Payable to suppliers	21	423,096	423,096	423,020	76	—	—	—
Other current liabilities	22	14,878	14,878	14,462	416	—	—	—

Total		6,494,859	7,963,628	671,854	127,707	367,781	3,257,174	3,539,112

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

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2017
	Euros (*)	Dollars (**)
Trade receivables	3,596	22,936
Receivables from Group companies	103,338	7,619
Loans to Group companies	34,140	91,566
Cash and cash equivalents	63,981	2,172
Trade payables	(14,213)	(3,582)
Payables to Group companies	(42,296)	(11,241)
Loans from Group companies	(22,913)	(3,953)
Bank loans	(85,000)	—

Balance sheet exposure	40,633	105,517

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2017 and 2016 year ends are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Closing exchange rate
Euros	31/12/2017	31/12/2016

US Dollars	1.1993	1.0541

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2017, equity would have increased by Euros 416,116 thousand (Euros 318,528 thousand at 31 December 2016) and profit due to foreign exchange differences would have increased by Euros 14,615 thousand (would have decreased by Euros 11,425 thousand at 31 December 2016). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2017 and 2016 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest rate risk

(a)         Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/2017	31/12/2016
Fixed-interest financial instruments
Financial liabilities	(1,170,000)	(1,048,676)
	(1,170,000)	(1,048,676)
Variable-interest financial instruments	(5,049,382)	(3,964,320)
Financial liabilities	(5,049,382)	(3,964,320)
	(6,219,382)	(5,012,996)

(b)         Sensitivity analysis

If the interest rate had been 100 basis points higher during 2017, the interest expense would have increased by Euros 53 million. As the Group does not have any derivatives in place, the net effect on cash interest payments would have increased by the same amount.

If the interest rate had been 100 basis points higher during 2016, the interest expense would have increased by Euros 40.7 million, the finance cost due to changes in the value of derivatives would have been Euros 2.6 million lower. The impact on equity is not significant because of derivatives close to maturity on 31 March 2016 for Euro swaps and 30 June 2016 for US dollar swaps. Therefore, the net effect on cash interest payments should have been Euros 38.1 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(31)                Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2017	31/12/2016

Receivables from associates (note 13)	3,219	133
Trade payables associates	(4,583)	(4,221)
Loans to associates (note 11)	26,654	15,994
Debts with associates	—	—
Debts with key management personnel	(6,164)	(6,662)
Payables to members of the board of directors	(463)	—
Payables to other related parties	(9,187)	(8,473)
	9,476	(3,229)

Payables are included in suppliers and trade payables (see note 21).

(a)         Group transactions with related parties

Group transactions with related parties during 2015 were as follows:

	Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company

Net sales	317	—	—	—
Other service expenses	(361)	—	(6,938)	(845)
Operating lease expense	—	—	(4,900)	—
Remuneration	—	(9,447)	—	(3,443)
R&D agreements	(18,400)	—	—	—
Purchase of Fixed Assets	—	—	(276,457)	—
Sale of Fixed Assets	—	—	12,000	—
Finance Income	1,916	—	—	—
	(16,528)	(9,447)	(276,295)	(4,288)

Group transactions with related parties during 2016 were as follows:

	Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company

Net sales	193	—	—	—
Purchases	(35,569)	—	—	—
Other service expenses	(7,591)	—	(5,325)	(905)
Operating lease expense	—	—	(5,281)	—
Remuneration	—	(10,287)	—	(3,668)
R&D agreements	(10,188)	—	—	—
Finance Income	1,946	—	—	—
	(51,209)	(10,287)	(10,606)	(4,573)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Group transactions with related parties during 2017 are as follows:

	Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company

Net sales	3,009	—	—	—
Purchases	(68,335)	—	—	—
Other service expenses	(11,798)	—	(7,100)	(939)
Operating lease expense	—	—	(5,426)	—
Remuneration	—	(13,672)	—	(5,755)
R&D agreements	(164)	—	—	—
Finance Income	152	—	—	—
	(77,136)	(13,672)	(12,526)	(6,694)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

“Other service expenses” include contributions to non-profit organizations totaling Euros 7,100 thousand in 2017 (Euros 5,325 thousand in 2016 and Euros 5,224 thousand in 2015).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. During 2014, this contract was renewed for an additional year for an amount of US Dollars 1 million. In 2015, this contract was extended for two years for an amount of US Dollars 1 million for each year.

Directors representing shareholders’ interests have received remuneration of Euros 1,881 thousand in 2017 (During 2016 the Group did not name any director representing shareholders’ interests and during 2015 the named directors representing shareholders’ interests received Euros 50 thousand).

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

(32)     Events after the Reporting Period

•      Goetech, LLC. (“MedKeeper”) acquisition

On 26 January 2018 Grifols has acquired, through its subsidiary Grifols Shared Services North America, Inc., the U.S. company Goetech, LLC. based in Denver, Colorado, doing business as MedKeeper. This transaction for a total of US dollar 98 million included a 51% stake in the company and a call option for Grifols and put option for Medkeeper for the remaining 49% in the third anniversary of the deal. Grifols holds a majority position on the board of directors.

Medkeeper’s core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the process, control systems and monitoring different preparations while increasing patient safety.

This investment will enhance the activity of the Grifols Hospital Division and it is part of the strategy to underpin this division into the U.S. market.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

•      Haema AG acquisition

On 20 March 2018 Grifols has entered into agreement with Aton GmbH for the purchase of 100% of the shares of German based pharmaceutical company Haema AG (“Haema), in exchange of a purchase price of Euros 220 million on a debt free basis. The closing of the transaction is subject to the fulfilment of certain conditions, among others, the authorization of the purchase by applicable antitrust authorities.

With this acquisition, and subject to the conditions being fulfilled, Grifols will acquire the businesses currently held by Haema, collection of plasma for fractionation, which includes 35 collection centers spread throughout the territory of Germany, and three more under construction. It’s headquarters are located in Leipzig with approximately 24,000m2 (which include administration, production, storage and power station buildings) and also had a central laboratory in Berlin.

Haema employs about 1,100 people and collected almost 800,000 litres of plasma in the preceding financial year, coming from approximately 1 million donations.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2017, 2016 and 2015

		Acquisition /			31/12/2017		31/12/2016		31/12/2015
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	100.000%	—	100.000%	99.998%	0.002%

Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.)	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	—	100.000%	—	100.000%	—	100.000%

Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Biologicals LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	100.000%	—

Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	100.000%	—	100.000%	80.000%	—

Grifols Therapeutics LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

GRI-CEI, S/A Produtos para transfusao (merged with Grifols Brasil, Lda. in 2016)	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	2012	Industrial	Production of bags for the extraction, separation, conservation and transfusion of blood components.	—	—	—	—	60.000%	—

Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—	100.000%	—	100.000%	—

Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	90.230%	—	89.250%	56.150%	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

		Acquisition /			31/12/2017		31/12/2016		31/12/2015
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Progenika Latina, S.A. de CV	Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	—	—	89.250%	—	56.150%

Progenika Inc. (Merged with Grifols Diagnostic Solutions Inc. in 2017)	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States	2013	Industrial	Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general.	—	—	—	89.250%	—	56.150%

Brainco Biopharma, S.L. (merged with Progenika Biopharma, S.A in 2016)	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development of products for the treatment and diagnosis of psychiatric illnesses	—	—	—	—	—	28.423%

Abyntek Biopharma, S.L.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Research, development and transfer of biotechnological products and processes, as well as the commercialiation of products and services related to the biosciences.	—	—	—	80.370%	—	45.129%

Asociación I+D Progenika	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	90.230%	—	89.250%	—	55.336%

Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	100.000%	—	100.000%	—	100.000%	—

Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—

Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) Estados Unidos	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%

Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—

Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30.000%	—	30.000%	—	30.000%

This appendix forms an integral part of note 2 to the consolidated financial statements.

		Acquisition /			31/12/2017		31/12/2016		31/12/2015
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—

Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.980%	0.020%	99.980%	0.020%	99.980%	0.020%

Medion Diagnostics GmbH	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	100.000%	—	100.000%	—	80.000%

Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—

Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.000%	1.000%	99.000%	1.000%	99.000%	1.000%

Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	100.000%	—	100.000%	—

Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols (H.K.), Limited	Units 1505-7 Bershire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100.000%	—	100.000%	—	100.000%

This appendix forms an integral part of note 2 to the consolidated financial statements.

		Acquisition /			31/12/2017		31/12/2016		31/12/2015
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—	100.000%	—	—	—

Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100.000%	—	100.000%	—	100.000%

Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—	100.000%	—	100.000%	—

Gripdan Invest, S.L	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Manufacturing buildings for rent	100.000%	—	100.000%	—	100.000%	—

Gri-Cel, S.A.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0.001%	99.999%	0.001%	99.999%	0.001%	99.999%

Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	—	73.220%	—	73.220%	—	70.830%

VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	81.340%	—	81.340%	—	68.010%

Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Research and experimental development on biotechnology	—	100.000%	—	100.000%	—	—

PBS Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States	2016	Services	Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code)	—	100.000%	—	100.000%	—	—

Kiro Grifols S.L (formerly Kiro Robotics S.L)	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	90.000%	—	—	—	—	—

Chiquito Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, County of New Castle, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).	—	100.000%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2017, 2016 and 2015

		Acquisition /			31/12/2017		31/12/2016		31/12/2015
		Incorporation			% shares		% shares		% shares
Name	Registered Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity Method consolidated companies and others

Nanotherapix, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2010	Research	Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.	—	—	—	—	—	51.000%

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	35.130%	—	35.130%	35.000%	—

TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	14.180%	—	16.130%	—	19.280%

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	8.420%	—	8.420%	—	8.420%

Kiro Grifols S.L (formerly Kiro Robotics S.L)	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	—	—	50.000%	—	50.000%	—

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	47.580%	—	47.580%	—	47.580%

Albajuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	30.000%	—	30.000%	—	—

Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	49.190%	—	49.190%	—	—

Bio Blood Components Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	48.972%	—	48.972%	—	—

Plasma Biological Services, LLC	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	48.900%	—	48.900%	—	—

Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	19.330%	—	20.000%	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

		Acquisition /			31/12/2017		31/12/2016		31/12/2015
		Incorporation			% shares		% shares		% shares
Name	Registered Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity Method consolidated companies and others

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	2017	Industrial	Collection and use of mineral-medicinal waters and achievement of all necessary administrative concessions in order to facilitate their industrial extraction and find the best way to take advantage of them.	50.000%	—	—	—	—	—

Access Biologicals, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	—	—	—

Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	—	—	—

Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	—	—	—

Access Manufacturing, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	—	—	—

Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	—	—	—

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, USA	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	43.960%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2017, 2016 and 2015

(Expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Revenues from external customers	3,429,785	3,195,424	3,032,111	105,649	102,251	96,245	732,369	691,701	716,838	66,791	57,239	24,466	18,263	34,601	90,289	(34,784)	(31,386)	(25,386)	4,318,073	4,049,830	3,934,563

Total operating income	3,429,785	3,195,424	3,032,111	105,649	102,251	96,245	732,369	691,701	716,838	66,791	57,239	24,466	18,263	34,601	90,289	(34,784)	(31,386)	(25,386)	4,318,073	4,049,830	3,934,563

Profit/(Loss) for the segment	985,495	913,840	896,032	(9,766)	(8,765)	(4,299)	248,080	97,320	96,268	35,598	33,794	3,660	(9,632)	44,324	77,982	(12,305)	(1,316)	(305)	1,237,470	1,079,197	1,069,338

Unallocated expenses																			(234,127)	(139,789)	(98,968)
Operating profit																			1,003,343	939,408	970,370

Finance result																			(287,734)	(233,589)	(271,840)

Share of profit/(loss) of equity accounted investee	(10,434)	(9,396)	—	2,112	(5,611)	—	(9,335)	—	—	1,830	—	—	(4,060)	21,940	(8,280)	—	—	—	(19,887)	6,933	(8,280)
Income tax expense																			(34,408)	(168,209)	(158,809)
Profit for the year after tax																			661,314	544,543	531,441

Segment assets	6,007,153	6,524,922	6,085,211	145,477	86,590	91,877	3,356,185	1,909,447	1,794,389	7,409	8,378	1,321	60,449	40,160	106,374	(22,196)	(11,964)	(10,240)	9,554,477	8,557,533	8,068,932
Equity accounted investments	83,905	104,996	—	—	13,888	—	29,322	43,330	—	44,220	—	—	61,562	39,131	76,728	—	—	—	219,009	201,345	76,728
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,146,778	1,370,894	1,456,055
Total assets																			10,920,264	10,129,772	9,601,715

Segment liabilities	423,415	411,604	387,086	13,560	8,415	3,159	192,720	186,389	192,730	—	—	—	26,903	1,843	209,405	—	—	—	656,598	608,251	792,380
Unallocated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,629,701	5,793,543	5,507,946
Total liabilities																			7,286,299	6,401,794	6,300,326

Other information:
Amortisation and depreciation allocated	157,478	152,821	137,870	6,436	5,915	5,710	40,815	32,180	31,875	—	—	—	2,237	3,445	6,946	—	—	—	206,966	194,361	182,401

Amortisation and depreciation unallocated		—	—		—	—		—	—	—	—	—	—	—	—	—	—	—	8,524	7,508	7,354

Expenses that do not requirecash payments allocated	7,049	16,219	627	(514)	306	108	(4,423)	(2,001)	4,630	—	—	—	—	(32,534)	—	—	—	—	2,112	(18,010)	5,365

Expenses that do not require cash payments unallocated	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(58,752)	4,608	4,794

Additions for the year of property, plant & equipment and intangible assets allocated	227,635	197,741	421,020	10,429	9,193	7,972	70,032	89,760	68,740	198	84	—	20,911	13,313	—	—	—	—	329,205	310,091	497,732

Additions for the year of property, plant & equipment and intangible assets unallocated	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11,268	12,011	79,082

* As a result of the creation of Bio Supplies segment and intersegments, the Group has reviewed the allocation of balances and transactions by segments. The comparative figures for years 2016 and 2015 have been restated accordingly.

This appendix forms an integral part of note 6 to the consolidated financial statements

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2017, 2016 and 2015

(Expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Consolidated
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015

Net Revenue	242,894	225,273	216,548	444,089	426,223	456,919	2,896,505	2,707,579	2,604,315	734,585	690,755	656,781	4,318,073	4,049,830	3,934,563

Assets by geographical area	899,223	847,467	719,557	2,397,200	2,467,295	2,407,178	7,341,174	6,535,420	6,176,548	282,667	279,590	298,432	10,920,264	10,129,772	9,601,715

Other information:
Additions for the year of property, plant & equipment and intangible assets	62,271	73,365	113,652	80,910	39,603	51,943	188,557	190,358	400,065	8,735	18,776	11,154	340,473	322,102	576,814

This appendix forms an integral part of note 6 to the consolidated financial statements

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2017

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2016	Additions	combinations *	Transfers	Disposals	differences	31/12/2017

Development costs	142,693	43,152	142,529	—	(81)	(16,599)	311,694

Concessions, patents, licenses brands & similar	60,471	—	142,174	—	—	(19,760)	182,885

Computer software	168,623	19,626	26	529	(126)	(13,733)	174,945

Currently marketed products	1,162,204	—	—	—	—	(137,828)	1,024,376

Other intangible assets	148,682	17,348	—	—	—	(18,723)	147,307

Total cost of intangible assets	1,682,673	80,126	284,729	529	(207)	(206,643)	1,841,207

Accum. amort. of development costs	(72,073)	(5,834)	—	—	—	(1,442)	(79,349)

Accum. amort of concessions, patents, licenses, brands & similar	(24,994)	(6,004)	—	—	—	1,215	(29,783)

Accum. amort. of computer software	(99,927)	(13,549)	—	—	111	7,046	(106,319)

Accum. amort. of currently marketed products	(220,988)	(38,216)	—	—	—	28,136	(231,068)

Accum. amort. of other intangible assets	(69,389)	(865)	—	—	—	8,288	(61,966)

Total accum. amort intangible assets	(487,371)	(64,468)	—	—	111	43,243	(508,485)

Impairment of other intangible assets	—	(64,734)	—	—	—	1,354	(63,380)

Carrying amount of intangible assets	1,195,302	(49,076)	284,729	529	(96)	(162,046)	1,269,342

(See note 3)

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2016

(Expressed in thousands of Euros)

	Balances at				Translation	Balances at
	31/12/2015	Additions	Transfers	Disposals	differences	31/12/2016

Development costs	112,688	29,126	—	(79)	958	142,693

Concessions, patents, licenses brands & similar	59,249	—	—	—	1,222	60,471

Computer software	144,976	18,919	1,460	(420)	3,688	168,623

Currently marketed products	1,126,024	—	—	—	36,180	1,162,204

Other intangible assets	134,068	10,469	—	(651)	4,796	148,682

Total cost of intangible assets	1,577,005	58,514	1,460	(1,150)	46,844	1,682,673

Accum. amort. of development costs	(67,551)	(4,473)	—	—	(49)	(72,073)

Accum. amort of concessions, patents, licenses, brands & similar	(23,957)	(806)	—	—	(231)	(24,994)

Accum. amort. of computer software	(83,197)	(15,136)	(99)	419	(1,914)	(99,927)

Accum. amort. of currently marketed products	(175,135)	(38,441)	—	—	(7,412)	(220,988)

Accum. amort. of other intangible assets	(65,627)	(2,117)	—	544	(2,189)	(69,389)

Total accum. amort intangible assets	(415,467)	(60,973)	(99)	963	(11,795)	(487,371)

Impairment of other intangible assets	34	—	—	(34)	—	—

Carrying amount of intangible assets	1,161,572	(2,459)	1,361	(221)	35,049	1,195,302

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2017
(Expressed in thousands of Euros)

	Balances at 31/12/2016	Additions	Business combination	Transfers	Disposals	Translation differences	Balances at 31/12/2017
Cost:
Land and buildings	687,856	28,503	19,628	12,694	(823)	(74,324)	673,534
Plant and machinery	1,655,837	82,234	9,068	123,816	(10,098)	(156,178)	1,704,679
Fixed Assets under construction	275,003	149,610	555	(137,073)	—	(25,976)	262,119
	2,618,696	260,347	29,251	(563)	(10,921)	(256,478)	2,640,332

Accumulated depreciation:
Buildings	(59,376)	(14,708)	—	—	710	6,609	(66,765)
Plant and machinery	(746,268)	(136,314)	—	34	7,993	63,773	(810,782)
	(805,644)	(151,022)	—	34	8,703	70,382	(877,547)
Impairment of other property, plant and equipment	(3,200)	258	—	—	—	210	(2,732)
Carrying amount	1,809,852	109,583	29,251	(529)	(2,218)	(185,886)	1,760,053
			(See note 3)

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX IV
GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment
for the year ended

31 December 2016
(Expressed in thousands of Euros)

	Balances at 31/12/2015	Additions	Transfers	Disposals	Translation differences	Balances at 31/12/2016
Cost:
Land and buildings	613,476	12,993	44,060	(780)	18,107	687,856
Plant and machinery	1,431,030	87,536	116,724	(19,515)	40,062	1,655,837
Fixed Assets under construction	263,610	163,059	(162,292)	—	10,626	275,003
	2,308,116	263,588	(1,508)	(20,295)	68,795	2,618,696

Accumulated depreciation:
Buildings	(44,057)	(13,777)	(2)	178	(1,718)	(59,376)
Plant and machinery	(616,369)	(127,119)	149	13,605	(16,534)	(746,268)
	(660,426)	(140,896)	147	13,783	(18,252)	(805,644)

Impairment of other property, plant and equipment	(3,288)	147	—	—	(59)	(3,200)
Carrying amount	1,644,402	122,839	(1,361)	(6,512)	50,484	1,809,852

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Liquidity for Distribution of Interim Dividend 2017

(Expressed in thousands of Euros)

Thousands of Euros
Forecast profits distributable for 2017:
Projected profits net of taxes until 31/12/2017	273,472
Less, charge required to legal reserve	—
Estimated profits distributable for 2017	273,472

Interim dividend distributed	122,986

Forecast cash for the period 15 December 2017 to 15 December 2018:
Cash balances at 15 December 2017	—
Projected amounts collected	475,209
Projected payments, including interim dividend	468,117
Projected cash balances at 15 December 2018	7,092

This appendix forms an integral part of note 15 to the consolidated financial statements.

APPENDIX V
GRIFOLS, S.A. AND SUBSIDIARIES
Statement of Liquidity for Distribution of Interim Dividend 2016
(Expressed in thousands of Euros)

Thousands of Euros
Forecast profits distributable for 2016:
Projected profits net of taxes until 31/12/2016	319,133
Less, charge required to legal reserve	—
Estimated profits distributable for 2016	319,133

Interim dividend distributed	122,908

Forecast cash for the period 07 December 2016 to 07 December 2017:
Cash balances at 07 December 2016	5,521
Projected amounts collected	497,058
Projected payments, including interim dividend	471,686
Projected cash balances at 07 December 2017	30,893

This appendix forms an integral part of note 15 to the consolidated financial statements.