Form 20-F
period 2018-12-31
Grifols SA
filed 2019-04-05
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit  such files).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

i

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The basis of presentation of financial information of Grifols in this document is in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and other legislative provisions containing the applicable legislation governing our financial information, unless indicated otherwise.

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

Constant Currency

Net revenue variance in constant currency is determined by comparing adjusted current period figures, calculated using prior period monthly average exchange rates, to the prior period net revenue. The resulting percentage variance in constant currency is considered to be a non-IFRS-IASB financial measure. Net revenue variance in constant currency calculates net revenue variance without the impact of foreign exchange fluctuations. We believe that constant currency variance is an important measure of our operations because it neutralizes foreign exchange impact and illustrates the underlying change from one year to the next. We believe that this presentation provides a useful period-over-period comparison as changes due solely to exchange rate fluctuations are eliminated. Net revenue variance in constant currency, as defined and presented by us, may not be comparable to similar measures reported by other companies. Net revenue variance in constant currency has limitations, particularly because the currency effects that are eliminated constitute a significant element of our net revenue and expenses and could impact our performance significantly. We do not evaluate our results and performance without considering variances in constant currency on the one hand and changes prepared in accordance with IFRS-IASB on the other. We caution you to follow a similar approach by considering data regarding constant currency period-over-period revenue variance only in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with IFRS-IASB. We present the fluctuation derived from IFRS-IASB net revenue next to the fluctuation derived from non IFRS-IASB net revenue.

See below for a reconciliation of reported net revenues to net revenues in constant currency:

	2018	2017	% var		2017	2016	% var
	(in millions of euros)				(in millions of euros)
Reported Net Revenues	4,486.7	4,318.1	3.9%	Reported Net Revenues	4,318.1	4,049.8	6.6%
Variation due to exchange rate effects	226.5			Variation due to exchange rate effects	25.1
Constant Currency Net Revenues	4,713.2	4,318.1	9.2%	Constant Currency Net Revenues	4,343.2	4,049.8	7.2%

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

•                  uncertainty about the value of loans and other financial instruments due to the phasing out and replacement of LIBOR;

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

The following tables present our consolidated financial data for the periods and as of the dates indicated, prepared in conformity with IFRS, as issued by the IASB.  Our consolidated balance sheet data as of December 31, 2018 and 2017 and our consolidated statement of profit and loss data for the years ended December 31, 2018, 2017 and 2016 is derived from our audited consolidated financial statements for those years, which are included in this annual report on Form 20-F.  Our consolidated balance sheet data as of December 31, 2016, 2015 and 2014 and our consolidated statement of profit and loss data for the years ended December 31, 2015 and 2014 is derived from our consolidated financial statements for those years, which are not included in this Form 20-F.

	As of December 31,
Consolidated Balance Sheet Data	2018	2017	2016	2015	2014
	(in thousands of euros)
ASSETS
Goodwill	5,209,230	4,590,498	3,643,995	3,532,359	3,174,732
Other intangible assets	1,385,537	1,269,342	1,195,302	1,161,572	1,068,361
Property, plant and equipment	1,951,983	1,760,053	1,809,852	1,644,402	1,147,782
Investments in equity accounted investees	226,905	219,009	201,345	76,728	54,296
Non-current financial assets	107,601	69,889	89,545	30,388	9,011
Deferred tax assets	112,539	66,157	67,219	66,794	82,445
Total non-current assets	8,993,795	7,974,948	7,007,258	6,512,243	5,536,627

	As of December 31,
Consolidated Balance Sheet Data	2018	2017	2016	2015	2014
	(in thousands of euros)
Inventories	1,949,360	1,629,293	1,642,931	1,431,391	1,194,057
Trade and other receivables:
Trade receivables	269,167	286,198	413,656	362,406	500,785
Other receivables	92,418	40,681	42,299	60,520	35,370
Current income tax assets	42,205	59,531	77,713	60,270	79,593
Trade and other receivables	403,790	386,410	533,668	483,196	615,748
Other current financial assets	53,965	10,738	2,582	1,294	502
Other current assets	42,344	32,354	48,324	31,091	23,669
Cash and cash equivalents	1,033,792	886,521	895,009	1,142,500	1,079,146
Total current assets	3,483,251	2,945,316	3,122,514	3,089,472	2,913,122
Total Assets	12,477,046	10,920,264	10,129,772	9,601,715	8,449,749
EQUITY AND LIABILITIES
Share capital	119,604	119,604	119,604	119,604	119,604
Share premium	910,728	910,728	910,728	910,728	910,728
Reserves	2,441,931	2,027,648	1,694,245	1,371,061	1,088,337
Treasury stock	(55,441)	(62,422)	(68,710)	(58,575)	(69,252)
Interim dividend	(136,747)	(122,986)	(122,908)	(119,615)	(85,944)
Profit for the year attributable to the Parent	596,642	662,700	545,456	532,145	470,253
Total Share Capital and Accumulated Results	3,876,717	3,535,272	3,078,415	2,755,348	2,433,726
Available for sale financial assets	—	4,926	(5,219)	—	—
Cash flow hedges	—	—	—	3,329	(15,811)
Other comprehensive income	(554)	(656)	(642)	3,035	(406)
Translation differences	349,391	89,537	648,927	534,491	240,614
Other comprehensive expenses	348,837	93,807	643,066	540,855	224,397
Equity attributable to the Parent	4,225,554	3,629,079	3,721,481	3,296,203	2,658,123
Non-controlling interests	471,050	4,886	6,497	5,187	4,765
Total Equity	4,696,604	3,633,965	3,727,978	3,301,390	2,662,888
LIABILITIES
Grants	11,845	11,822	12,196	13,120	6,781
Provisions	6,114	5,763	5,118	4,980	6,953
Non-current financial liabilities	6,099,463	5,901,815	4,712,071	4,597,654	4,154,630
Deferred tax liabilities	404,398	388,912	600,646	631,565	538,786
Total non-current liabilities	6,523,121	6,308,312	5,330,031	5,247,319	4,707,150
Provisions	80,055	106,995	89,588	123,049	115,985
Current financial liabilities	277,382	155,070	230,065	262,497	194,726
Debts with associates	7,079	—	—	443	3,059
Trade and other payables:
Suppliers	561,883	423,096	461,073	409,986	439,631
Other payables	159,816	141,720	142,894	106,171	90,965
Current income tax liabilities	1,917	6,709	7,957	16,196	87,462
Total trade and other payables	723,616	571,525	611,924	532,353	618,058
Other current liabilities	169,189	144,397	140,186	134,664	147,883
Total current liabilities	1,257,321	977,987	1,071,763	1,053,006	1,079,711
Total liabilities	7,780,442	7,286,299	6,401,794	6,300,325	5,786,861
Total Equity and Liabilities	12,477,046	10,920,264	10,129,772	9,601,715	8,449,749

	For the Year Ended December 31,
Consolidated Statement of Profit and Loss Data	2018	2017	2016	2015	2014
	(in thousands of euros, except per share data)
Continuing Operations
Net revenue	4,486,724	4,318,073	4,049,830	3,934,563	3,355,384
Cost of sales	(2,437,164)	(2,166,062)	(2,137,539)	(2,003,565)	(1,656,170)
Gross Profit	2,049,560	2,152,011	1,912,291	1,930,998	1,699,214
Research and development	(240,661)	(288,320)	(197,617)	(224,193)	(180,753)
Selling, general and administration expenses	(814,775)	(860,348)	(775,266)	(736,435)	(660,772)
Operating Expenses	(1,055,436)	(1,148,668)	(972,883)	(960,628)	(841,525)
Operating Result	994,124	1,003,343	939,408	970,370	857,689
Finance income	13,995	9,678	9,934	5,841	3,069
Finance costs	(293,273)	(263,344)	(244,829)	(240,335)	(225,035)
Change in fair value of financial instruments	—	(3,752)	(7,610)	(25,206)	(20,984)
Impairment and gains/(losses) on disposal of financial instruments	30,280	(18,844)	—	—	(5)
Exchange differences	(8,246)	(11,472)	8,916	(12,140)	(18,472)
Finance result	(257,244)	(287,734)	(233,589)	(271,840)	(261,427)
Share of (losses) of equity accounted investees	(11,038)	(19,887)	6,933	(8,280)	(6,582)
Profit before income tax from continuing operations	725,842	695,722	712,752	690,250	589,680
Income tax expense	(131,436)	(34,408)	(168,209)	(158,809)	(122,597)
Profit after income tax from continuing operations	594,406	661,314	544,543	531,441	467,083
Consolidated profit for the year	594,406	661,314	544,543	531,441	467,083
Profit attributable to the Parent	596,642	662,700	545,456	532,145	470,253
(Loss) attributable to non-controlling interests	(2,236)	(1,386)	(913)	(704)	(3,170)
Basic earnings per ordinary share(1)	0.87	0.97	0.80	0.78	0.69
Average number of shares(1)	687,554,908	684,197,276	683,225,815	683,549,316	685,344,936
Basic earnings per ordinary share from continuing operations(1)	0.87	0.97	0.80	0.78	0.69
Cash dividend per ordinary share (2)	0.40	0.32	0.31	0.65	0.45
Cash dividend per preference share (2)	0.41	0.33	0.32	0.66	0.46

(1)                                 On January 4, 2016, the share split approved on December 3, 2015 by the Company’s Board of Directors became effective. As a result of the share split, the nominal value of the new Class A shares becomes €0.25 per share (previously €0.50 per share), while the nominal value of the new Class B shares becomes €0.05 per share (previously €0.10 per share). In line with the audited financial statements included herein, average weighted number of ordinary shares and basic earnings per ordinary share for 2016 and 2015 have been calculated taking the split into consideration and comparative data for 2014 has been modified accordingly.

(2)                                 Cash dividends for 2018, 2017 and 2016 are not comparable to prior years due to the share split effect explained in note (1) above.

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2018	2017	2016	2015	2014
	(in thousands of euros)
Consolidated profit for the year	594,406	661,314	544,543	531,441	467,083
Other comprehensive expenses
Items for reclassification to profit or loss
Translation differences	268,557	(532,389)	103,833	290,635	303,077
Translation differences / Cash Flow Hedge	—	—	(6,809)	—	—
Available for sale financial Assets	—	10,145	(5,219)	—	—
Equity accounted investees	(9,270)	(27,134)	10,671	2,673	1,287
Cash flow hedges — effective part of changes in fair value	—	—	14,501	55,305	34,556
Cash flow hedges — amounts taken to profit and loss	—	—	(7,426)	(25,206)	(20,711)
Other comprehensive income	102	(14)	(4,810)	4,575	(406)
Tax effect	—	—	(2,462)	(12,093)	(3,865)
Other comprehensive income/(loss) for the year, after tax	259,389	(549,392)	102,279	315,889	313,938
Total comprehensive income for the year	853,795	111,922	646,822	847,330	781,021
Total comprehensive income attributable to the Parent	856,598	113,441	647,667	848,603	783,931
Total comprehensive income/(expense) attributable to non-controlling interests	(2,803)	(1,519)	(845)	(1,273)	(2,910)

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

We have a significant amount of indebtedness. As of December 31, 2018, our current and non-current financial liabilities were €6.4 billion, of which a substantial majority (€6.1 billion) was long-term debt.

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

As a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules under Section 14 of the Exchange Act, which impose certain disclosure and procedural requirements for proxy solicitations.  Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; we are not required to file financial statements prepared in accordance with United States generally accepted accounting principles; and we are not required to comply with SEC Regulation FD, which imposes certain restrictions on the selective disclosure of material non-public information.  In addition, our officers, directors and principal shareholders are not subject to the reporting or short-swing profit recovery provisions of Section 16 of the Exchange Act or the rules under the Exchange Act with respect to their purchases and sales of our Class A shares or Class B shares.  Accordingly, you may receive less information about us than you would receive about a company incorporated in the United States and may be afforded less protection under the U.S. federal securities laws than you would be afforded with respect to a company incorporated in the United States.  If we lose our status as a foreign private issuer at some future time, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the United States.  The costs incurred in fulfilling these additional regulatory requirements could be substantial.

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

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company.  If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed.  A “significant deficiency” is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention of those responsible for oversight of our financial reporting. In addition, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

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

The impact on us of the vote by the UK to leave the EU cannot be predicted.

On June 23, 2016, the United Kingdom voted to leave the European Union in an advisory referendum, which is generally referred to as Brexit. On March 29, 2017, the United Kingdom delivered notice under Article 50 of the Lisbon Treaty of its intent to leave the European Union, beginning a two year negotiation period for the United Kingdom and the 27 remaining members of the European Union to reach agreement on the terms of the exit. The ultimate impact of the “leave” vote will depend on terms that are negotiated in relation to the United Kingdom’s future relationship with the European Union.

Brexit may lead to legal uncertainty and potentially divergent laws and regulations between the United Kingdom and the European Union, as the United Kingdom determines which European Union laws to replicate or replace. We cannot predict whether or not the United Kingdom will significantly alter its current laws and regulations in respect of the pharmaceutical industry and, if so, what impact any such alteration would have on us or our business. Moreover, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products or (ii) the process to obtain regulatory approval in the United Kingdom for product candidates.

Brexit may also result in a reduction of funding to the EMA if the United Kingdom no longer makes financial contributions to European institutions, such as the EMA. If United Kingdom funding is so reduced, it could create delays in the EMA issuing regulatory approvals for our product candidates and, accordingly, have a material adverse effect on our business, financial position, results of operations and future growth prospects.

In addition, following the Brexit vote, the European Union has decided to move the headquarters of the EMA from the United Kingdom to the Netherlands by March 2019. It is expected that a significant percentage of the current employees of the EMA will decide not to make the move to the Netherlands. This raises the possibility that new drug approvals in the European Union could be delayed as a result.

The phasing out and ultimate replacement of LIBOR with an alternative reference rate and changes in the manner of calculating other reference rates may adversely impact the value of loans and other financial instruments we hold that are linked to LIBOR or other reference rates in ways that are difficult to predict and could adversely impact our financial condition and results of operations.

In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out Libor by the end of 2021, and for LIBOR to be replaced with an alternative reference rate that will be calculated in a different manner. Similar changes have occurred or may occur with respect to other reference rates. It is not currently possible to determine whether, or to what extent, any such changes would impact the value of any loans, derivatives and other financial obligations or extensions of credit we hold or that are due to us that are linked to LIBOR or other reference rates or whether, or to what extent, such changes would impact our business, financial condition, results of operations or future prospects.

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

As for all pharmaceutical products, the use of our products sometimes produces undesirable side effects or adverse reactions or events (collectively, “adverse events”).  For the most part these adverse events are known, expected to occur at some frequency and are described in the products’ labeling.  Known adverse events of a number of our products include allergic or anaphylactic reactions including shock and the transmission of infective agents.  Further, the use of certain products sometimes produces additional adverse events, which are detailed below.

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

Grifols received approval from the FDA to relocate existing immunodiagnostic manufacturing operations to a new consolidated manufacturing facility in Emeryville, California, or our Emeryville facility. The first approval from the FDA enabled the implementation of cGMP in fermentation, purification and bulk fill operations in the facility and the production of one recombinant HCV antigen. Additional submissions to the FDA are planned to relocate the production of other licensed recombinant protein products. The transition is targeted for completion in mid-2019, pending FDA approvals for the licensed antigens. Once the transition is complete, Grifols will have transferred 21 products to the new Emeryville facility.

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

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be licensed and approved by the regulatory authorities, such as the FDA and the EMA, of those countries in which we sell our products.  When a new plasma collection center is opened, it must be inspected on an ongoing basis after its approval by the FDA and the EMA for compliance with cGMP and other regulatory requirements, and these regulatory requirements are subject to change.  For example, an FDA final rule, effective May 23, 2016, addressed the collection of blood components, such as plasma, intended for transfusion or further manufacturing use, including requirements with respect to donor education, donor history and donor testing.  While we believe that our centers have timely adopted the regulations, which generally reflected our existing approaches, the compliance efforts necessary for evolving requirements, such as these, may increase our costs. An unsatisfactory inspection could prevent a new center from being approved for operation or risk the suspension or revocation of an existing approval.

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

We have historically derived a significant portion of our net revenues from our immunoglobulin products, including our IVIG products.  In 2018, our IVIG products accounted for approximately 42% of our net revenues.  If any of these IVIG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue.  Similarly, if either Flebogamma® or Gamunex®-C/Gamunex® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected.  Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

We face significant competition.

We face significant competition.  Each of Takeda, CSL Behring, Kedrion Biopharma, Octapharma Plasma and Bio Products Laboratory Ltd. (BPL) now has a 10% liquid IVIG product in the United States.  Both Octapharma and Bio Products Laboratory have launched 5% liquid IVIG products.  As competition has increased, some of our competitors have discounted the price of IVIG products as many customers have become increasingly price sensitive with respect to IVIG products.  If customers demand lower priced products, we may lose sales or be forced to lower our prices.

In 2015, the European Commission granted marketing authorization for CSL’s Respreeza® in all European Union member states. This product is a more concentrated intravenous formulation than the one we offer in Europe.  Another competitor offers an inhaled formula and submitted a Marketing Authorization Application with the EMA at the beginning of 2016 that was withdrawn in June 2017. The same competitor proposed a Phase III protocol to the FDA in July 2017. Our current and future competitors may increase their sales, lower their prices, change their distribution model or improve their products, causing harm to our product sales and market share.  Also, if the attrition rate of our A1PI patient base accelerates faster than we have forecasted, we would have fewer patients and lower sales volume.

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

We do not currently sell any recombinant products.  We have recombinant versions of A1PI and plasmin in our pipeline, but we cannot be certain that any of these products will ever be approved or commercialized.  As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products. In October 2018, the FDA approved Genetech, Inc’s emicizumab-kxwh injection treatment, Hemlibra, a non-plasma product to control bleeding in patients with hemophilia A. The use of Hemlibra presents a potentially significant competitive risk for the use of plasma derived Factor VIII.

The introduction of products approved for alternative routes of administration, including the subcutaneous route of administration, may also adversely affect sales of our products. For example, CSL Behring and Takeda introduced a preparation of human immunoglobulin at a 20% concentration for the treatment of people who need replacement of antibodies and Takeda has an immune globulin with a recombinant human hyaluronidase indicated for the treatment of Primary Immunodeficiency (PI) in adults. According to the MRB, the global market for subcutaneous products is relatively small. Our 10% Gamunex® has the FDA approval to be administered intravenously or subcutaneously and we are working on a 20% concentration product to be administered in both ways.

We face competition from companies with greater financial resources.

We operate in highly competitive markets. Our principal competitors include Takeda, CSL Behring and Octapharma. Some of our competitors have significantly greater financial resources than us. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. The development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net revenues or a decrease in our profit margins.

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

We are expecting significant capital spending as we are undertaking an investment plan that involves among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Bioscience division of approximately €400 million from 2019 through 2020 as part of our €1.2 billion 2016-2020 capital expenditure plan.  The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements and the extent and timing of particular projects, among other things.  Our ability to grow our business is dependent upon the timely completion of these projects and obtaining the requisite regulatory approvals.

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

We use issuances of debt and bank borrowings as a source of funding. At December 31, 2018, $5.3 billion and €607 million of our senior interest bearing debt, which represented 81.2% of our senior interest bearing debt, bore interest at variable rates, at a spread over the London Interbank Offered Rate, or LIBOR, for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate, or EURIBOR, for our euro denominated debt.  Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations.  See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro. In 2018, €3.4 billion, or 75%, of our net revenue of €4.5 billion was denominated in U.S. dollars. We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos.  Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses that could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness. At December 31, 2018, we had approximately $5.3 billion of U.S. dollar denominated senior debt. See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Currency Risk.”

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

Our operations are highly dependent on our information technology systems, including internet-based systems, which may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack.  In addition, information security risks have generally increased in recent years, increasing our systems’ potential vulnerability, such as to data security breaches or cyber attack, whether by employees or others, which may expose sensitive data to unauthorized persons.  Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, customers, plasma donors and others or adversely impact the conduct of scientific research and clinical trials, including the submission of research results to support marketing authorizations.  Various evolving federal, state and foreign laws protecting the privacy and security of personal information may also be implicated by improper uses or disclosures of data, resulting in liabilities and requiring specified data breach notifications. For example, the privacy and security provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations (“HIPAA”) requires, among other things, the implementation of various recordkeeping, operational, notice and other practices intended to safeguard certain personal information, limit its use to allowed purposes and notify individuals in the event of privacy and security breaches.  Failure to comply with HIPAA and similar state laws could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Also, the European Parliament and the Council of the European Union have adopted a new pan-European General Data Protection Regulation (“GDPR”), effective from May 25, 2018, which increased privacy rights for individuals in Europe, extended the scope of responsibilities for data controllers and data processors and imposed increased requirements and potential penalties on companies offering goods or services to individuals who are located in Europe or monitoring the behavior of such individuals (including by companies based outside of Europe).  Noncompliance can result in penalties of up to the greater of EUR 20 million, or 4% of global company revenues.  Our efforts to implement programs and controls that comply with the GDPR and other data protection requirements are likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business. Our information technology systems also utilize certain third party service organizations that manage sensitive data, such as personal medical information regarding plasma donors, and our business may be adversely affected if these third party service organizations are subject to data security breaches.

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

The United States Healthcare Reform Law, adopted through the March 2010 enactment of the Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act, increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage. While the Healthcare Reform Law has materially expanded the number of individuals in the United States with health insurance, the Healthcare Reform Law has faced ongoing legal challenges, including litigation seeking to invalidate some of or all of the law or the manner in which it has been interpreted.  For example, while upholding the law generally, the United States Supreme Court has effectively made the Healthcare Reform Law’s Medicaid expansion voluntary for each state.  In addition, President Trump is seeking to repeal and replace the Healthcare Reform Law, and has taken a number of administrative actions to materially weaken the Healthcare Reform Law. For example, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Healthcare Reform Law to limit the implementation of any provision of the Healthcare Reform Law that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices.  Further, on December 22, 2017, President Trump signed into law H.R.1, commonly referred to as the Tax Cuts and Jobs Act, which significantly changed the Internal Revenue Code, including a reduction in the corporate income tax rate, a new limitation on the deductibility of interest expense, a new tax on certain deductible payments made by a U.S. corporation to its foreign affiliates in order to prevent base erosion and significant changes to the taxation of income earned from foreign sources and foreign subsidiaries. The Tax Cuts and Jobs Act also repealed the individual mandate of the Healthcare Reform Law, which has been viewed as important to the fiscal viability of the Healthcare Reform Law. Additionally, in December 2018, a Texas federal court struck down the entire Healthcare Reform Law, a ruling which is now being appealed, and, if upheld, could have a significant impact on the United States healthcare industry. The uncertain status of the Healthcare Reform Law affects our ability to plan, and its repeal without adequate replacement could have a material adverse effect on our United States operations.

Implementation of the Healthcare Reform Law has included significant cost-saving, revenue and payment reduction measures with respect to, for example, several government healthcare programs that cover our products, including Medicaid, Medicare Parts B and D and the 340B/Public Health Service, or PHS, program, and these efforts could have a material adverse impact on our financial performance. For more details of these measures see Item 4 of this Part I, “Information on the Company — E. Regulatory Matters — Pharmaceutical Pricing and Reimbursement.”

The availability of federal funds to pay for our products under Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS program, and changes to this program under the Healthcare Reform Law could adversely affect our financial performance.  The 340B/PHS program extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals, and the Healthcare Reform Law expanded the number of qualified 340B entities eligible to purchase products for outpatient use, adding certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers.  The PHS price, or ceiling price, cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount.  We have entered into a pharmaceutical pricing agreement, or PPA, with the government in which we have agreed to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration, or HRSA, of HHS, the federal agency responsible for oversight of the 340B/PHS program, which creates uncertainty.  For example, effective January 5, 2019, a final HRSA rule codified standards regarding the calculation of the ceiling price for covered outpatient drugs under the 340B/PHS program, as well as regarding the imposition of civil monetary penalties, or CMPs, on manufacturers that knowingly and intentionally overcharge covered entities.  In another development, effective January 1, 2018, a new CMS rule went into effect substantially cutting reimbursement paid to hospitals and other providers for certain outpatient drugs and biologicals, including certain of our products, if purchased by these providers under the 340B/PHS program.  The reimbursement was decreased from ASP plus 6% to ASP minus 22.5%.  However, on December 27, 2018, the Federal District Court for the District of Columbia issued an opinion finding that this reimbursement cut exceeded CMS’s regulatory authority.  No final remedy has yet resulted from this decision, and the case remains subject to appeal. The outcome of this reimbursement change on our business is uncertain, but it may decrease demand for our products and have an adverse effect on our business. We believe that we meet the requirements of the 340B/PHS program, and are continuing to review and monitor these and other developments affecting the 340B/PHS program.

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

The law provides that no biosimilar application may be accepted for FDA review until 4 years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product. The extent to which a biosimilar product, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The FDA is actively seeking to encourage the entry of biosimilars into the marketplace, including issuing, in July 2018, its Biosimilar Action Plan, intended to enhance the speed of the biosimilar development and approval processes. We expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges, all of which could adversely affect our financial performance.

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

A Healthcare Reform Law provision, generally referred to as the Physician Payment Sunshine Act, or the PPS Act, or Open Payments Program, has imposed new reporting and disclosure requirements for biologic, drug and device manufacturers with regard to payments or other transfers of value made to certain practitioners, such as physicians and teaching hospitals, and for such manufacturers and for group purchasing organizations, with regard to certain ownership interests held by physicians in the reporting entity.  CMS publishes information from these reports on a publicly available website, including amounts transferred and health care provider identities.  Under the PPS Act we are required to collect and report detailed information regarding certain financial relationships we have with covered health care providers.   The PPS Act pre-empts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws are also ambiguous.  We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers.  While we believe we have substantially compliant programs and controls in place to comply with these reporting requirements, we cannot assure you that regulations will not require us to take additional compliance steps. Our compliance with these rules imposes additional costs on us.

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

For example, certain pharmaceutical products, such as plasma derivative products, are subject to price controls in several of our principal markets, including Spain and countries within the European Union.  In the United States, where pricing levels for our products are established by governmental payors and negotiated with private third-party payors, if the amount of reimbursement available for a product is reduced, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions.  These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace or where changes in reimbursement induce a shift in the location of treatment.  The existence of direct and indirect price controls and pressures over our products has affected, and may continue to materially adversely affect, our ability to maintain or increase gross margins.  In addition, the growth of overall healthcare costs and certain weak economic and financial environment in certain countries where we do business, as well as increased scrutiny over pharmaceutical pricing practices, such as in the United States, all enhance these pricing pressures.

In the United States, beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient payment schedules changed to Average Sales Price, or ASP, + 6%.  This payment was based on a volume-weighted average of all brands under a common billing code.  After changes in certain prior years, CMS increased the rate back to ASP + 6% for 2013, and maintained the same rate for 2014 through 2018, except that effective January 1, 2018, a new CMS rule went into effect cutting reimbursement paid to hospitals and other providers for certain outpatient drugs and biologicals, including certain of our products to ASP -22.5%, if purchased by these providers under the 340B/PHS program, although this reimbursement cut is being challenged in the courts, and the outcome of that challenge is uncertain.  The outcome of this 340B/PHS program reimbursement change on our business is uncertain, but it may decrease demand for our products and have an adverse effect on our business.  In addition, under the Bipartisan Budget Act of 2013, and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2025.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

Other pricing concerns in the United States include that in May 2018, President Trump released a drug “blueprint” including an array of policy ideas intended to lower drug prices and patient out-of-pocket drug costs, and federal administrative agencies have begun issuing proposed regulations to adopt various of these proposals.  An area of focus are drugs reimbursed under Medicare Part B.  The proposals include, for example, moving reimbursement for certain Medicare Part B drugs into Medicare Part D to make them subject to a variety of pricing negotiations, establishing an enhanced competitive acquisition program for Medicare Part B drugs, and instituting an “International Pricing Index” payment model that would link reimbursement for certain Medicare Part B drugs to pricing levels for such drugs found in other countries.  Other proposals support the marketing of biosimilars, involve lowering standards for demonstrating biosimilarity.  One additional proposal, which was published as a proposed rule by the Office of Inspector General of the Department of Health and Human Services on February 6, 2019, and is focused initially on drugs reimbursed under Medicare Part D and certain Medicaid managed care organizations (although comments were sought as to whether its scope should be expanded, including to Medicare Part B drugs), would substantially disrupt current pharmaceutical market practices by apparently rendering illegal, under the federal Anti-Kickback Statute, many drug rebates now routinely paid by drug manufacturers to such health benefit plans or their pharmacy benefit managers (PBMs).  The uncertain status of these various pricing proposals, some of which could take effect based on action by federal administrative agencies without the need for Congressional action, affects our ability to plan, and the proposals, if adopted, in whole or in part, could adversely affect our business.

An increasing number of states in the United States have also proposed or passed legislation that seeks to directly or indirectly regulate pharmaceutical drug pricing, such as by requiring drug manufacturers to publicly report pricing information or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. For example, in October 2017, California enacted a prescription drug price transparency law that requires prescription drug manufacturers to provide advance notice and explanation for certain drug price increases that exceed a specified threshold.  Laws of this type may cause us to experience additional pricing pressures on our affected products, and could adversely affect our business.

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

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties.  Violations of laws such as the Federal Food, Drug and Cosmetic Act, or the FDCA, the Federal False Claims Act, or the FCA, the PHS Act or provisions of the U.S. Social Security Act known as the “Anti-Kickback Law” and the “Civil Monetary Penalties Law,” or any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, the Department of Defense, other regulatory authorities and the courts.  There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws. For a description of anti-fraud and abuse laws see Item 4 of this Part I, “Information on the Company — E. Regulatory Matters, Government Regulation, United States Government Regulation, Anti-fraud and Abuse Regulation.”

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

Adverse consequences can also result from failure to comply with the requirements of the 340B/PHS program under the PHS Act, which extends discounts to a variety of community health clinics and other entities that receive health services grants under the PHS Act.  For example, the Healthcare Reform Law requires the Secretary of HHS to develop and issue regulations for the 340B/PHS program establishing standards for the imposition of sanctions in the form of civil monetary penalties, or CMP, for manufacturers that knowingly and intentionally overcharge a covered entity for a 340B/PHS program drug, and effective January 1, 2019, a final HRSA rule codified these CMP standards.  Under the rule, the CMP may be up to $5,000 for each instance of overcharging a covered entity.

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

We also are subject to certain laws and regulations concerning the conduct of our foreign operations outside the United States, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-bribery laws and related laws, and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity in recent years.  Under the FCPA, the United States has increasingly focused on regulating the conduct by U.S. businesses occurring outside of the United States, generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business.  Also, in some countries we may rely on third parties for the marketing and distribution of our products, and these parties may lack sufficient internal compliance resources, and may operate in foreign markets involving substantial corruption.  If our efforts to monitor these parties fail to detect potential wrongdoing, we could be held responsible for the noncompliance of these third parties with applicable laws and regulations, which may have a material adverse effect on our business.

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

We are a vertically integrated global producer of plasma derivatives and we believe we rank in the top three largest producers in the industry. Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers. We have expanded our plasma collection network and our manufacturing capacity through a combination of organic growth and acquisitions. As of December 31, 2018 we had 197 operating plasma collection centers located across the United States and a manufacturing capacity of approximately 14.8 million liters of plasma per year. In 2018, we also obtained the rights to all plasma collected at an additional 24 plasma centers in the United States and 35 plasma centers in Germany, See Item 5 of this Part I, “Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Financial Condition and Results of Operations - Acquisitions - Acquisition and Sale of Haema AG and Biotest Corporation” below. We plan to reach approximately 19 million liters fractionation capacity by 2021 and, as previously announced, 325 approved plasma collection centers globally by 2023.

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

Important Events

Acquisitions and Related Financing

The Shanghai RAAS Acquisition

On March 7, 2019, we entered into an Agreement for Assets Purchase by Share Issue with Shanghai RAAS Blood Products Co Ltd. (“Shanghai RAAS”), a leader in China’s plasma derivatives sector, which is listed on the Shenzhen Stock Exchange. Subject to regulatory approval, we will acquire 26.2% of the voting and economic rights(1) in Shanghai RAAS in exchange for a contribution of 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, Grifols Diagnostic Solutions Inc.

As part of the acquisition, we entered into an Exclusive Strategic Alliance Agreement pursuant to which Shanghai RAAS will be the exclusive distributor of our bioscience and diagnostic products in China. In exchange for royalties, we will provide technological and know-how support in the bioscience and diagnostic fields to Shanghai RAAS.

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

In connection with the Hologic Transaction and the refinancing of the 2014 Credit Facilities (as defined herein), we (i) entered into a credit and guaranty agreement dated as of January 31, 2017, as amended, or the New Credit Facilities, which consists of senior term loans and revolving loans. As of the date of this annual report on Form 20-F, no amounts are drawn down on the Revolving Loans.  See Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources —

(1) “economic rights” are defined as all rights attached to the shares except voting rights.

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

The Talecris Acquisition

On June 1, 2011, pursuant to the Agreement and Plan of Merger, dated as of June 6, 2010, we completed the acquisition of 100% of the share capital of Talecris, a U.S.-based biotherapeutics products company, for a total of $3.7 billion. The total value of the transaction, including Talecris’ net debt, was approximately $3.3 billion.

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

In 2017, we believe we ranked in the top three largest producers in the industry in terms of total sales globally. We believe we have a top three market position in various segments of the plasma derivatives industry including A1PI, IVIG, Factor VIII and albumin as well as in terms of plasma collection centers and fractionation capacity.

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

Bioscience.  The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products.  The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin.  We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. The Bioscience division accounted for €3.5 billion, or 78.4%, of our total net revenue in 2018.

Diagnostic.  The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories, covering the entire value chain from donation to transfusion.  We concentrate our Diagnostic business in transfusion medicine (immunology, immunohematology) and specialty diagnostics such as hemostasis.  The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services.  The Diagnostic division accounted for €702.3 million, or 15.6%, of our total net revenue in 2018.  The Nucleic Acid Testing, or NAT, Donor Screening Unit is engaged in research, development, manufacturing and commercialization of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. We expect that the impact of the Hologic Transaction will enhance our vertical integration and further promote the development of new tests and screening routines for emerging viruses.

Hospital.  The Hospital division manufactures products used by hospitals, as well as parenteral solutions and enteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture.  The Hospital division accounted for €119.4 million, or 2.7%, of our total net revenue in 2018.

Bio Supplies.  Since January 2017, net revenue from Bio Supplies primarily consists of revenue related to biological products for non-therapeutic use previously recorded under the Bioscience segment as well as all income derived from manufacturing agreements with Kedrion and third party sales of Haema and Biotest. Since January 2017, net revenues also include all transactions related to biological products for non-therapeutic use previously recorded under the Bioscience segment. The Bio Supplies division accounted for €167.0 million, or 3.7%, of our total net revenue in 2018.

Others. Net revenue from Others primarily consists of revenue from the rendering of manufacturing services to third party companies.

Geographic Markets

We are a leading plasma derivatives producer globally, ranking in the top three largest producers in the industry in terms of total sales, along with Takeda and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.

We currently operate in over 100 countries through distributors and subsidiaries in 30 countries. The United States is the largest sales region in the world for the plasma derivative sector.  For the year ended December 31, 2018, the United States and Canada accounted for 66.3% of our total net revenue while Europe accounted for 17.8% of our total net revenues (of which less than 6% was generated in Spain).

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

Our continued focus on international expansion and acquisitions that generate operational synergies was demonstrated by our acquisition of Talecris in June 2011, a United States based producer of plasma-derived protein therapies with an established presence in the United States and Canada.  We also expanded internationally with the acquisition in March 2013 of a 60% stake in Progenika (increased to 99.99% as of December 31, 2018), a Spanish biotechnology firm headquartered in Bilbao, with operations in the United States, Europe and the Middle East. The Novartis Acquisition further reinforced our international operations, as it expanded our global portfolio of brands, patents and licenses and gained us the Emeryville facility and commercial offices in the United States, as well as additional commercial offices in Switzerland and Hong Kong. Pursuant to the Hologic Transaction, we acquired our former joint-business partner’s NAT Donor Screening business, including a manufacturing facility in San Diego and development rights, product licenses and access to product manufacturers. In March 2019, we entered into an agreement to acquire a 26.2% stake in Shanghai RAAS. Subject to regulatory approval, pursuant to the agreement, Shanghai RAAS will become our exclusive distributor of plasma-derived products and transfusional diagnostic solutions in China. This acquisition reinforces our global expansion strategy and commercial presence in China. We will continue to selectively consider acquisitions that would further enhance our operations.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

Summary of Net Revenue by Region	Year ended December 31, 2018	% of total net revenue	Year ended December 31, 2017	% of total net revenue	Year ended December 31, 2016 (2)	% of total net revenue
	(in thousands of euros, except for percentages)
United States and Canada	2,974,429	66.3	2,896,505	67.1	2,707,579	66.9

European Union(1)	800,274	17.8	686,983	15.9	651,496	16.1

Rest of the World	712,021	15.9	734,585	17.0	690,755	17.0
Total	4,486,724	100.0	4,318,073	100.0	4,049,830	100.0

(1)                                 Net revenue earned in the European Union includes net revenue earned in Spain.

(2)                                 Comparable considering the new divisional structure that allocates “Raw Materials and Others” by region.

Principal Activities

We organize our business into five divisions:  Bioscience, Diagnostic, Hospital, Bio Supplies and Others. These divisions also represent the operating segments of the Company. The following chart presents our total net revenues by each of our divisions for the past three years:

Summary of Revenue by Division	Year ended December 31, 2018	% of total net revenue	Year ended December 31, 2017	% of total net revenue	Year ended December 31, 2016 (1)	% of total net revenue (1)
	(in thousands of euros, except for percentages)
Bioscience	3,516,704	78.4	3,429,785	79.4	3,195,424	78.9
Diagnostic	702,265	15.6	732,369	17.0	691,701	17.1
Hospital	119,454	2.7	105,649	2.4	102,251	2.5
Bio Supplies	167,004	3.7	66,791	1.6	57,239	1.4
Others	22,451	0.5	18,263	0.4	34,601	0.9
Intersegments	(41,154)	(0.9)	(34,784)	(0.8)	(31,386)	(0.8)
Total	4,486,724	100.0	4,318,073	100.0	4,049,830	100.0

(1)                                 Comparable revenues considering intersegment sales and the reclassification of the biological products for non-therapeutic use sales that are reported as Bio Supplies division sales from January 2017.

The Bioscience Division

The Bioscience division is responsible for the research and development, production and marketing of plasma derivative products.  In 2018, the Bioscience division accounted for 78.4% of total net revenue.

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

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. We obtain our plasma primarily from the United States through 197 operating plasma collection centers and, to a much lesser extent, through agreements with third parties. In 2018, we also obtained the rights to all plasma collected at an additional 24 plasma centers in the United States and 35 plasma centers in Germany. See Item 5 of this Part I, “Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Financial Condition and Results of Operations - Acquisitions - Acquisition and Sale of Haema AG and Biotest Corporation” below. In 2018, we obtained approximately 12 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties). We have previously announced that we plan to reach 325 approved plasma collection centers by 2023 globally.

We believe that our plasma requirements through 2019 will be met through plasma collected at our plasma collection centers and purchased from third-party suppliers pursuant to various plasma purchase agreements. As we source the majority of our plasma internally, we have been able to ensure the availability of plasma for our manufacturing needs, assure the quality of the plasma throughout our manufacturing process and improve control over our plasma costs and our margins.

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

We currently operate three Bioscience manufacturing facilities in the United States and Spain.  Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities, which have a combined fractionation capacity of approximately 14.8 million liters per year.  Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins.

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

Safety

We have never experienced a recall of any batch of our finished biological products due to a safety risk, although in 2018 Grifols voluntarily withdrew three lots of product. The first case was due to an error in which the adverse consequences for patients were not included in the packaging components. The other two cases were due to a reported rate of adverse drug reactions higher than usual. Our philosophy is that the health of the plasma donor and the patient are the paramount considerations. We strongly believe that our safety philosophy is consistent with the business objective of generating profit.  We also believe that we have a strong reputation for safety in our markets, thus making our products particularly attractive to customers.  Our vertically integrated business model allows us to assure the safety and quality of our plasma derivative products through the implementation of our safety standards.

The plasma collection, fractionation and purification process is long, complex and highly regulated. We have adopted and maintain rigorous safety standards that we believe exceed those required by health authorities in Europe and the United States. Grifols is periodically inspected and certified for Good Manufacturing Practices (GMP) by competent health authorities, such as European authorities, the FDA, and other relevant government authorities of other countries where our products are marketed.

Grifols maintains standards consistent with other industry participants with regard to plasma safety, and is periodically certified by the Plasma Protein Therapeutics Association (PPTA) under the International Quality Plasma Program (IQPP) for plasma donation centers, and under the Quality Standards of Excellence, Assurance and Leadership Program (QSEAL) for fractionation plants.  For example, source plasma inventory is held for not less than 60 days after donation, to allow for retrieval and destruction of plasma units if the donor is disqualified during this period (after seroconversion or due to high-risk behavior or international travel). We have also introduced innovative methods such as the Plasma Bottle Sampling™ system, which automatically prepares, codes and labels test samples at the time of plasma donation, and the PediGri™ On Line system, which provides full traceability of human plasma raw material throughout the plasma supply chain.  See “— Distribution Process” below.

The manufacturing plants have been designed fulfilling the current GMP standards and applicable regulations for clean areas, and are designed to minimize clean areas as well as human intervention, with the objective of lowering the risk of contamination. The facilities are subject to a cleaning and sanitizing plan and to a corrective and preventive maintenance program.  Periodically, we voluntarily shut down all of our manufacturing facilities to perform maintenance work, expansion projects and other capital investments. Our manufacturing facilities have never been shut down because of regulatory noncompliance while under our operation. We believe that our voluntary shutdown procedure lowers the risk of any mandatory shutdown.

All of our plasma derived products are manufactured strictly following validated and approved procedures, and in accordance with the corresponding marketing authorization. Also, each manufacturing process includes at least one validated specific virus inactivation or removal step as a precautionary measure to avoid improbable virus contamination.

Since our products are proteins they cannot be terminally sterilized, and therefore are sterilized by filtration before being aseptically filled in their final container. Grifols has patented the Grifols Sterile Filling (GSF) system which minimizes the risk of microbial or particulate contamination during the aseptic filling process. During this process, sterilized containers are filled with the product under Grade A laminar air flow. The partially closed containers (vial with stopper and protector) are sterilized prior to filling. The container closure unit remains partially closed until the moment of filling, after which it is immediately sealed thus reducing the risk of contamination by reducing the product and container exposure to the controlled environment. The filling process is recorded which enables us to identify the cause of, and rectify more easily, any related problem. These records are maintained according to our data retention policy.

Once aseptically filled, each unit of product is laser-marked with the objective of individually identifying each container and preventing and detecting counterfeits. This allows us to protect the integrity of our manufacturing process.

After plasma derivatives are manufactured, every unit of each lot is visually inspected in order to detect the presence of foreign particles or other imperfections in the container closure system. Each lot is also tested during production and at the end of the manufacturing process according to the licensed specifications, marketing authorization and corresponding Pharmacopoeia monographs. All processes are overseen by the quality systems in place at Grifols with the objective of ensuring that products are marketed with the appropriate quality, purity, potency and safety.

Finally, once the product is marketed, our Pharmacovigilance system allows us to control all potential adverse reactions resulting from the administration of our products, thus ensuring the safety of our products globally around the world.

We continually invest in the improvement of our manufacturing facilities and plasma fractionation process, as well as in other related systems, in order to ensure the quality and safety of our products.

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

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel.  A majority of our sales in 2018 were made through our own distribution network, which is experienced in the proper handling of our products. This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall.  In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.

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
Gamunex®/Gamunex®-C. Immune Globulin Injection (Human), 10% Caprylate/Chomatography Purified.

IVIG is used for the treatment of: primary and secondary immunological deficiencies; and autoimmune conditions including immune-mediated ITP; Guillain Barré syndrome; Kawasaki disease; allogenic bone marrow transplants; and chronic inflammatory demyelinating polyneuropathy (CIDP) (Gamunex®/Gamunex®-C only).

Flebogamma® 5% and 10% DIF. Immune Globulin Intravenous (Human).	IVIG is used for the treatment of: primary and secondary immunological deficiencies; and autoimmune conditions including immune-mediated ITP; Guillain Barré syndrome;

Flebogamma® 5%. Immune Globulin Intravenous (Human).	Kawasaki disease; allogenic bone marrow transplants; and chronic inflammatory demyelinating polyneuropathy (CIDP) (Gamunex®/Gamunex®-C only).

HyperRAB®

Anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with rabies vaccine.

Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolastina®/Pulmolast®. Alpha 1-Proteinase Inhibitor (Human).	Used to treat adults with clinical evidence of emphysema due to severe hereditary A1PI deficiency (alpha-1 antitrypsin deficiency).

Fanhdi™ and Alphanate®. Antihemophilic Factor/von Willebrand Factor Complex (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A) and indication for von Willebrand disease (in the United States, for Alphanate® only).

Koate®-DVI. Antihemophilic Factor (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A).

Albutein®/ Human Albumin Grifols®/Plasbumin®. Albumin (Human) 5%, 20% and 25%.	Used to re-establish and maintain circulation volume in the treatment of hypovolemia (i.e., traumatic or hemorrhagic shock and severe burns) and to treat complications related to cirrhosis.

Our acquisition of Talecris expanded our portfolio of IVIG, A1PI, Factor VIII, albumin, and other plasma derivative products.

Gamunex® IVIG, which was launched in the United States and Canada in 2003 as a ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment. We believe Gamunex® IVIG is one of the premium products in its category since its launch due to a comprehensive set of differentiated product characteristics. We believe we had an estimated 30% market share in the United States for IVIG as of November 2018.

HyperRAB® is the world’s leading human anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with rabies vaccine. A 300 IU/ml formulation of HyperRAB® is now available in the U.S. (FDA approval February 2018). HyperRAB® only human rabies immunoglobulin (HRIG) has a higher-potency formulation, offering potentially fewer injections in administration of each dose. Grifols has an estimated 90% market share of anti-rabies immunoglobulins in the United States as of December 2018.

In addition, we are the world’s largest producer of A1PI, an augmentation therapy of emphysema related to severe hereditary A1PI deficiency. It is licensed in 29 countries worldwide.  Prolastin®/ Prolastin®-C is the leading A1PI product in the United States and Europe, where it is licensed in 15 countries. In Italy and Spain, we previously distributed Prolastin® using third parties. We began direct distribution of Prolastin® in those two countries in 2013, and began conducting clinical trials in Europe in 2013 to obtain Prolastin®-C approval there.

We had an estimated 67% global market share for A1PI at the end of 2018. In September 2017, the FDA approved our liquid formulation of A1PI (Prolastin®-C Liquid) as a chronic augmentation and maintenance therapy to treat emphysema related to severe hereditary A1PI deficiency.

Koate®-DVI was first approved in the U.S. in 1999 for hemophilia A treatment. Together with Fanhdi and Alphanate, Grifols had an estimated 20% market share globally in the FVIII hemophilia A market in 2017 (excluding Von Willebrand disease use). Grifols albumin brands are sold globally, with an 18% market share.  In addition, our albumin products meet U.S. and European requirements, making them attractive to biotechnology companies and genetic labs, as well as hospitals and physicians.

In addition to the products described above, we also produce intramuscular (hyperimmune) immunoglobulins, which are used for the prevention and treatment of tetanus, prevention and treatment of hepatitis B, and Rh factor complications during birth; Anbinex® and Thrombate® III, which are used in the prevention and treatment of thromboembolic complications in patients with antithrombin deficiency; AlphaNine® and Factor IX Grifols®, which are used in the prevention and control of bleeding in patients with hemophilia B; and Niuliva® and Igantibe®, which are used after liver transplants to prevent hepatitis B reinfection of the graft. In 2017, we obtained FDA and EMA approval for a biological sealant composed of fibrinogen and human thrombin used in surgical operations to expedite the healing process.

To sell plasma derivative products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold.  To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction.  We have 694 hemoderivative product licenses registered in 93 countries throughout Europe, the United States, Latin America, Asia and the rest of the world.  Our most significant government-issued licenses for plasma derivative products are:

•                                          Gamunex®/Gamunex®-C/Flebogamma® DIF/Flebogamma® Immunoglobulin.  We have 111 licenses for the marketing and sale of one or more of these immunoglobulin products;

•                                          Fanhdi™/Alphanate®/Koate®- DVI Factor VIII.  We have 99 licenses for the marketing and sale of one or more of these Factor VIII products;

•                                          Albutein®/Human Albumin Grifols ®/Plasbumin®.  We have 201 licenses for the marketing and sale of one or more of these albumin products in its various concentrations; and

•                                          Prolastin®/Trypsone® A1PI.  We have 35 licenses for the marketing and sale of one or both of these A1PI products.

Pursuant to the Consent Order, we have granted Kedrion the exclusive license to sell Koate®-DVI in the United States (as defined in Item 8 of this Part I, “Financial Information — A. Consolidated Statements and Other Financial Information — Antitrust Approval of Talecris-Grifols Merger”).

In addition to the sale of the products described above, we have entered into a series of arrangements with many Spanish transfusion organizations to fractionate recovered plasma (plasma separated from blood obtained from a blood donation) from such organizations and manufacture plasma derivatives under our own brand name for use by hospitals.  We charge the transfusion centers for the fractionation and manufacturing service. We also have contract manufacturing agreements with Italian, Czech and Slovak organizations.  We also provide virus photo-inactivation of transfusion plasma to hospitals and clinics in Spain.  The plasma is inactivated at our manufacturing facilities and then sent back to the clinic or hospital at which it was collected, where it is used for transfusions.

The Diagnostic Division

The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories.  We believe that we have a significant market share of sales in NAT blood screening solutions. In addition, we have increased our sales of automated immunohematology systems and reagents to hospital transfusion and blood centers in several markets.  We also continue to grow our portfolio of clinical and diagnostic products in select areas, including autoimmunity and hemostasis, and have agreements to extend the number of antigens we manufacture for use in clinical and blood bank diagnostic tests. The Diagnostic division accounted for €702.3 million, or 15.6% of total net revenue in 2018. Our principal diagnostic products are:

Product Description	Main Applications

Transfusion Medicine:

Procleix® Tigris®/Procleix® Panther® systems. Automated NAT blood screening systems, assays and software.

Used to detect infectious viruses in donated blood and plasma including: HIV (Types 1 & 2); Hepatitis A, Hepatitis B, Hepatitis C and Hepatitis E; parvovirus B19; West Nile Virus; Dengue Virus; Zika and Babesia.

WADiana®/Erytra® /Erytra® Eflexys analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.	Used to perform routine pre-transfusion blood typing, antibody screening, antibody identification and cross-match tests.

Antigens. Critical component of certain infectious disease tests.	Used in the manufacture of clinical diagnostic and blood donor screening immunoassays.

Leucored and standard blood bags. Blood bags configured according to all blood bank separation protocols. Leucored blood bags incorporate an in-line filtration system.	Used for collection and transfusion of blood.

Clinical and Specialty Diagnostics:

Triturus® analyzers. Open and fully automated analyzer for ELISA (enzyme-linked immunoabsorbent assay), tests with multi-test/multi-batch capability.	Automates the enzyme immunoassay testing in microtiter plate format and the processing of several batches of samples simultaneously.

Q-Smart™, Q-Next™, and Q-Expert™ analyzers. Fully automated hemostasis analyzers that use reagents to measure blood coagulation levels.	Used to diagnose and measure blood coagulation status of patients with blood coagulation-related and hemorrhagic disorders.

Coagulation reagents, instrumentation and software.	Used to establish the coagulation status of patients and to handle the corresponding results.

Promonitor. Highly specific ELISA kits for quantification of serum drug levels and anti-drug antibodies of various biological drugs	Used to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases.

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

The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions.  We have over 2,496 diagnostic product licenses registered in 70 countries in Europe, the United States, Canada, Latin America, Africa and Asia.

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

Transfusion Medicine

Grifols has a leadership position in transfusion medicine, with a broad portfolio of products that range from blood collection, blood and plasma testing to blood typing and transfusion. Our growth strategy in transfusion medicine has been strengthened by the January 2014 acquisition of the transfusion medicine and immunology diagnostic unit of Novartis and the recent Hologic Transaction. We focus primarily on meeting changing market needs with new and enhanced products for our Procleix NAT blood screening portfolio and on expanding sales of our immunohematology products in key markets (WADiana®, Erytra® and Erytra-Eflexis® analyzers and related DG Gel® blood determination cards).

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

Clinical trials to support U.S. registration of the Procleix Ultrio Elite Assay (HIV and hepatitis B and C) and Procleix WNV Assay (West Nile Virus) on the Procleix Panther system were completed in 2016 and the corresponding Biologics License Applications (BLA) were subsequently submitted for review to the FDA. The BLA approval for both assays and the Procleix Panther system was received during the second quarter of 2018. A new version of the Procleix® Xpress (v.3.0) pipette was submitted for FDA approval during 2017 and approved during the first quarter of 2018.

In 2016, we began working on an Investigational Use Only (IUO) assay to accommodate requests to test blood in areas potentially affected by the Zika virus. In June 2016, the first samples were tested using Grifols Procleix® Zika virus assay on a Procleix® Panther® system under an Investigational new drug (IND) protocol. In August 2016, the FDA issued non-binding recommendations that require NAT screening of all individual donations in the United States and its territories. Grifols is currently providing reagents, instruments and services to all of our U.S. customers to allow the screening of more than 85% of the U.S. blood supply.  The record-time development of the Procleix Zika virus assay, reinforces our commitment to blood safety worldwide. In 2017, we obtained CE marking for the Zika virus assay. In July 2018, the assay obtained FDA approval. Shortly after that, the FDA issued guidance mandating testing of all blood in the U.S. for Zika virus and allowing for pool testing.

In 2017, a new assay to detect babesia, a tick borne disease, obtained FDA approval under an Investigational New Drug protocol. The assay is designed to be used for routine screening by U.S. blood banks on the Procleix® Panther® system. The assay was subsequently submitted for review to the FDA, and it was finally approved in February 2019.

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

We continue to experience strong sales of our DG Gel® blood typing products. In December 2016, we obtained CE marking for Erytra Eflexis®, a fully automated, mid-size analyzer that performs pretransfusion compatibility testing using DG Gel® technology that was launched in June 2017. The instrument was later approved by the FDA in December 2018. It has a smart and compact design, offering intuitive operation that has expanded our product portfolio, which already includes the WADiana® and Erytra® analyzers and DG Gel® cards. In the United States, our blood typing solutions have experienced solid growth. Grifols has expanded commercialization efforts and will continue to promote this area in light of its high growth potential.

In 2015, we opened the “Grifols Immunohematology Center” in our laboratories in San Marcos, Texas. The Grifols Immunohematology Center provides reference lab testing, consulting and education services to transfusion medicine professionals. In 2016, we expanded the number of tests offered by the center to include simple and complex serological tests.

In several countries, we distribute the BLOODchip® blood group genotyping tests manufactured by Progenika, a Grifols company. In 2017, Progenika obtained CE marking for the ID RHD XT Diagnostic Kit, a new molecular diagnostic kit that detects the most relevant RhD variations, and obtained FDA approval for a new genetic test to detect alpha-1 antitrypsin deficiency. This test has had CE mark approval since December 2016 and received FDA approval in October 2018.

In select markets, we are working to expand the availability of Grifols’ blood collection bags and systems, as well as our Gricode™ transfusion component tracing systems. To strengthen our position in Brazil, we finished construction of a blood bag manufacturing plant in Campo Largo (Paraná) in November 2017, where we commenced operations in 2018. The plant has an initial production capacity of two million units, expandable to four million units.

As part of the Novartis Acquisition, we also acquired a product line of high quality antigens, which are critical components of clinical diagnostic and blood screening immunoassay tests sold worldwide, which are produced through a joint business with Ortho Clinical Diagnostic.

As part of this joint business with Ortho Clinical Diagnostic, in 2015, Grifols signed a new contract with Abbott Laboratories for the supply of high quality antigens used in the manufacture of immunoassay diagnostics. This contract, with a total value of approximately $700 million, extended the supply of antigens until 2026, ensuring higher levels of recurring income in this area. In 2017, we extended our existing agreement with OraSure Technologies by five years, reinforcing our position as a flexible provider of antigens. In 2016, we obtained CE mark approval for the VITROS® HIV Combo test, developed by Grifols and Ortho Clinical Diagnostics for the early detection of HIV infection. This is an important milestone in the joint business between the two companies, in which Grifols is responsible for manufacturing the antigens for the test. The test received approval from the FDA in October 2018 to be used on Ortho’s VITROS® ECi/EciQ. The test was previously approved for use on Ortho’s VITROS® 5600 Integrated System and Ortho’s VITROS® 3600 Immunodiagnostic System.

Clinical and Specialty Diagnostics

Our Q-Smart™, Q-Next™, Q-Expert™ and Triturus® analyzers remain key product lines in the clinical and specialty diagnostics product line.  In 2015, the Q-Smart™ analyzer (a mechanism for laboratories to automate and standardize hemostasis tests) was commercially launched in Latin America. The FDA is currently evaluating several products in our hemostasis line in 2018, including different Q product line analyzers. In 2017, we strengthened our hemostasis line with an agreement with Beckman Coulter, a global supplier of diagnostic solutions. The exclusive, long-term agreement includes the worldwide distribution of our hemostasis instruments, reagents and consumables.

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

In 2015, we signed an exclusive agreement for distribution of AESKU Diagnostics GmbH & Co.’s autoimmunity diagnostic products in the United States and Mexico. We also have various distribution agreements with AESKU in Chile, Italy, Portugal, Spain and the United Kingdom. In 2016, AESKU obtained FDA approval for Helios, the only fully automated platform capable of performing all immunofluorescence pipetting and reading steps in the United States, which strengthened our portfolio of products in the country. During 2018, AESKU obtained FDA approval of two additional assays for Helios, Antineutropil cytoplasmatic antibodies and nuclear Deoxyribonucleic acid. These products further strengthen the portfolio of IFA products offered in the U.S.

We continue to sell the Intercept Blood System®, developed by Cerus, to inactivate pathogens in blood platelets and plasma in Spain and Mexico.

The Hospital Division

The Hospital division provides services and manufactures products used by hospitals, blood banks, plasma collection centers and other healthcare systems. These products include parenteral solutions, robotics and software.  It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture.  The Hospital division accounted for €119.5 million, or 2.7%, of our total net revenue in 2018.

Hospital logistics and i.v. tools segments are also strategic areas for the Hospital division. With i.v. tools, we are the leaders in bringing GMP procedures and product solutions to the hospital pharmacy, increasing the safety of their compounding needs. With the hardware and software solutions offered by the Hospital logistics area, we are the market leader in Spain and Latin America in terms of offering solutions to manage the flow of medications in hospitals. At the beginning of 2018, Grifols reinforced the division by acquiring the U.S. technology firm MedKeeper, which develops and markets mobile and web-based technology solutions for the management of hospital pharmacies. See Item 5 of this Part I, “Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Financial Condition and Results of Operations - Acquisitions - MedKeeper Investment” below. The acquisition complements our Pharmatech line and enhances our presence in the U.S. market.

IV Therapy is also a key segment of the division where we manufacture and distribute directly or through third parties products such as parenteral solutions and enteral nutritional products, which are mainly sold in Spain and Portugal. We believe we are the leader in the Spanish intravenous therapy segment in intravenous solutions, with a 31% market share according to our internal records, and in 2018 Grifols’ 0.9% Sodium Chloride was marketed in the U.S. for the first time following the FDA approval of all volume bags in 2017 and 2018. The following table describes the principal hospital products that we manufacture, distribute or install and their respective applications:

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
Pharmatech:

i.v. Tools. Gri-fill® System uses sterile filtration to prepare intravenous mixtures at in-hospital pharmacies. Misterium® are modular clean room facilities we sell in the United States and IBAM. The Kiro Oncology automation system is designed specifically for the preparation of cytotoxic drugs. PharmacyKeeper is a web and mobile-based application to improve key pharmacy operational processes.

Improves safety of hospital pharmacy preparation procedures by assuring sterility, traceability, user safety and quality to ensure compliance with regulations.

Hospital Logistics. Includes products such as: packaging instruments; software programs, including our own BlisPack®; and logistic dispensing systems, including Pyxis®, StocKey® and StocKey® RFID Smart Cabinet, and Kardex®, for inventory control.

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

The production, marketing or sale of our various Hospital division products are subject to prior registration with authorities of the relevant jurisdictions.  We have approximately 186 licenses for our Hospital division products registered in 40 countries throughout Europe, Latin America, Africa, Canada and the United States.  Our sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use our medical devices, using our own distribution network and external distribution organizations in some Latin American markets.

While our Hospital division generates most of its revenue in Spain (59% of net revenue in 2018), we continue to promote international expansion. In 2017, the FDA approved Grifols’ 500 ml normal saline solution in polypropylene bags (0.9% sodium chloride) and in 2018 the FDA approved the 50 ml, 100 ml, 250 ml and 1,000 ml candidates. These important milestones reinforced the global expansion of the division and mark an important step forward.

The Hospital division has established a new commercial strategy to promote Pharmatech’s presence in Latin America through the use of specialist distributors in this sector, while also maintaining a direct sales effort.

Intravenous Therapy

We manufacture and distribute intravenous solutions, primarily in Spain. In 2017, the FDA approved Grifols’ 500 ml normal saline solution in polypropylene bags (0.9% sodium chloride), manufactured in our Murcia (Spain) plant, allowing the division to market this product in the U.S. market. The FDA approval also increases the group’s self-sufficiency, and the product will also be used in Grifols’ U.S. plasma collection centers to restore the circulatory volume in donors. The FDA approval reinforces the division’s global expansion and marks an important step forward that opens up the possibility of new future authorizations for other products manufactured in the Murcia and Barcelona facilities. Moreover, it bolsters Grifols’ global expansion efforts and confirms its strategy of fostering the complement of products and services among its divisions. In addition, we have increased our focus on manufacturing ready-to-use intravenous mixtures for third parties. We believe this approach will contribute to the Hospital division’s geographic diversification and allow us to maximize productive use of the Parets facility.

Intravenous paracetamol for Latin America is in the regulatory approval process in Mexico, Colombia and Argentina and approvals are expected shortly, while the product has already been launched in Chile. Intravenous ibuprofen under the Grifols brand is also in the regulatory approval phase in all Iberoamerican countries and Europe while the product has begun to be marketed in the

U.S. We have signed agreements with each of Henry Schein and Hemasource for 0.9% Sodium Chloride distribution in the United States.

We continue to consolidate third-party manufacturing contracts. In 2018, the Hospital division completed new developments such as the Intercept® Red Blood Cells System, a combination product that includes three blood bags, one filter set plus two inactivation drugs to perform the process of inactivating red blood cells, and milrinone IV ready-to-use flexible bags, both of which have been submitted to regulatory authorities for approval. FDA approval has been obtained for Tirofiban IV (prediluted platelets) and Ibuprofen IV, both ready-to-use in flexible bag products.

Pharmatech: Hospital Logistics and i.v. Tools

We provide logistic solutions to hospital pharmacies by selling products related to the logistical organization of pharmacies and warehouses of hospitals, including packaging instruments and software programs for hospital management, admissions and accounting departments.  Most of these Hospital Logistics products are manufactured by third parties. However, our portfolio includes some products manufactured by Grifols such as StocKey®, an automated Kanban system designed to optimize hospitals’ healthcare material restocking processes, StocKey RFID®, a radiofrequency identification cabinet for the storage of high value medical devices, such as prosthetics and coronary stents, and BlisPack®, a system designed and manufactured by us to automate the cutting of prescription pill blister packs and the electronic identification of specific drugs for individual patients to be used by hospitals.

We also manufacture and distribute a complete portfolio of tools used in connection with the preparation of specific intravenous medication, which we refer to as i.v. Tools. We commercialize Misterium®, a cleanroom we designed to order and install on site to customer specifications. We have expanded our Misterium® cleanroom solutions with the incorporation of airinspace®, a medically effective air and surface decontamination system. As the exclusive distributor of these products in the United States, Grifols is able to offer a broad portfolio of products for U.S. hospital pharmacies and pharmacies specialized in master formulas.

We are managing the global introduction of the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products. We expect that the Kiro Oncology robot will be one of the principal drivers of i.v. Tools product line growth in the near future. This system enables us to offer to hospital pharmacies worldwide what we believe to be the most complete portfolio of solutions for controlling intravenous medication preparation processes.  In 2015, Kiro Grifols obtained FDA marketing approval for the Kiro Oncology system and in 2016 it was launched in the United States. In 2018 market penetration continued in Europe as well, with new consumers based in Spain, Sweden, Netherlands and Latvia.

With the acquisition of MedKeeper in January 2018, the i.v. tools portfolio has continued to develop. MedKeeper, with a SaaS business model, adds the missing piece of a compounding portfolio that enables the division to offer a holistic and integrated technology, software and service solution to our customers. See Item 5 of this Part I, “Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Financial Condition and Results of Operations - Acquisitions - MedKeeper Investment” below.

Nutrition

We develop and distribute enteral nutrition products, including accessories such as feeding tubes and nutritional bags, for sale in the Spanish market. The main driver of the segment is the distribution of gastric probes manufactured by Halyard Health, continuing our leadership in Spain with this product line.

Medical Devices

We also sell other medical devices, such as disposable sterile therapeutic medical products for urology, radiology, hemodynamics and anesthesia.  All of these products are manufactured by third parties and complement our portfolio of Hospital division products.  We are increasing our strategic efforts to sell medical devices that complement our portfolio of Bioscience division products. The main driver of growth in this segment in 2018 has been Neuroradiology disposables.

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. Research and development spending moved from €288.3 million in 2017 to €240.6 million in 2018. Recurring research and development spending, excluding the specific impairment of Aradigm’s assets, was €223.7 million in 2017. See Note 11 to our audited consolidated financial statements included in this annual report on Form 20-F for more detail. In addition, as of December 31, 2018, we had 985 scientists and support staff dedicated to research and development.

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

Bioscience Division Initiatives

The Talecris acquisition complemented our substantial Bioscience division research and development project portfolio.

We have a number of patents and research and development projects in our Bioscience division underway, 28 of which are in the clinical development phase.  The following table reflects the total number of research and development projects in our Bioscience division by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2018	2017	2016
Discovery	12	14	16
Preclinical	12	12	14
Clinical	28	26	27
Post Commercialization Studies	9	10	9
Rest of projects	16	18	20
Total Bioscience Research and Development Projects	77	80	86

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin and IVIG	Alzheimer’s	Plasma-derived	Alzheimer’s disease	Phase III (completed in first quarter of 2018)
Antithrombin	Intensive Care	Plasma-derived	Cardiovascular surgery	Phase II for Anbinex® (completed in June 2011) Phase II for Thrombate® III (completed in first quarter of 2018)
Fibrin glue	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Licensure (November 2017)

AMBAR Study.  The Alzheimer Management by Albumin Replacement, or AMBAR, study was a multicenter trial that complemented two previous trials and involved combining therapeutic plasmapheresis with albumin and IVIG in different intervals and in varying doses. Since the AMBAR project was mainly based on albumin, the study also included a treatment arm with albumin alone in order for both approaches, the combination of albumin plus IVIG, and albumin alone, to be covered. Therefore, we conducted a Phase III clinical trial to demonstrate the efficacy of plasmapheresis with Albutein ® and Flebogamma ® DIF, for improving the cognitive status of patients with Alzheimer’s disease. The study was conducted in collaboration with hospitals in Spain and in the United States. We received approval for our study from both the Spanish Agency for Medicine and Health Products (Agencia Española del Medicamento y Productos Sanitarios) and the FDA, and 496 patients enrolled. In 2018, we completed the trial and presented AMBAR top line results, which demonstrated a statistically significant reduction of 61% in disease progression in both primary efficacy endpoints measuring cognition and activities of daily living during a 14-month period. The combination of plasmapheresis (a well-known and safe procedure used in plasma exchange) with Albutein® (albumin, a safe, well tolerated plasma protein with multiple properties) has demonstrated a significant reduction in the progression of the disease in the moderate Alzheimer’s disease patients participating in the study and may offer a new treatment pathway for the illness.

We incurred costs in the amount of €5.1 million, €10.1 million and €11.4 million in connection with this project in 2018, 2017 and 2016, respectively. We hold significant granted patents and patent applications on the production of albumin and IVIG as well as on the combination of plasma exchange with albumin replacement for the treatment of Alzheimer’s disease.

Antithrombin. In 2008, we initiated research into the clinical efficacy of antithrombin for use on cardiac surgery patients with cardiopulmonary bypass. In June 2011, we concluded Phase II clinical trials involving the use of our antithrombin Anbinex. In June 2014, we began a second Phase II trial for the same indication using Thrombate III. Enrollment was completed in January 2018.

We incurred costs in the amount of €2.4 million, €4.2 million and €3.8 million in connection with this project in 2018, 2017 and 2016 respectively.

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

We incurred costs in the amount of €1.1 million, €2.2 million and €7.8 million in connection with this project in 2018, 2017 and 2016, respectively. We hold significant granted patents on the fibrinogen and thrombin production processes.

Other Bioscience research and development projects undertaken during 2018 included:

•                                          development of a high concentration immunoglobulin for subcutaneous administration;

•                                          development of Immunoglobulin M for the treatment of bacteremia, fungemia, and other potential clinical indications;

•                                          clinical programs to evaluate new indications of Flebogamma® DIF 5% and Gamunex®-C;

•                                          A1PI. New vial sizes and concentrations of the liquid formulation of Prolastin®- C are in development and are expected to provide important advancements in manufacturing efficiency as well as improved patient convenience;

•                                          clinical studies to evaluate the effects of the prolonged administration of human albumin on cardiovascular, hepatic and renal function in patients with advanced cirrhosis and ascites.  One study involves the administration of Albutein® 20% and is being conducted at six Spanish hospitals; and

•                                          a study designed to evaluate the effects of plasma exchange on the functional capacity of serum albumin on cerebral, circulatory and renal dysfunction.

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

The principal research and development projects that we are undertaking in this division are: (i) development of recombinant proteins for the manufacture by third parties of finished kits, mainly for blood virus screening focused on HIV and hepatitis diagnosis, and also for the manufacture of Grifols finished kits for hemostasis testing as well as for the Immunohematology line of products; (ii) red blood cell typing tests and blood compatibility testing through the use of gel technology, liquid reagents and our patented Multicard device as well as the corresponding automated platforms (the division obtained FDA approval for the Erytra Eflexis analyzer to automate transfusion test based on gel cards) (iii) genetic detection of red blood cell and platelet antigens (the division obtained the approval of the ID Core XT (Reagents and Analysis Software) for the simultaneous identification of multiple alleles encoding human erythrocyte antigens in genomic DNA); (iv) the development of an automatic ELISA platform and a broad menu of drug and anti-drug ELISA kits; and (v) the development of a complete range of hemostasis reagents and automatic equipment;

(vi) development of finished kits for NAT testing for infectious disease, including Zika virus detection; for which a BLA has been received from the FDA; and (vii) development of further multiplexed tests based on NAT technology.

In 2018 the Company received FDA approval for a genetic test for alpha-1 deficiency assessment, as well as started developing a fully automated Immunoassay platform for the serological testing of plasma and blood donations.

Additionally, the Diagnostic division is developing medical devices for the extraction and storage of blood components. In 2018, we received the marketing authorization approval from Spain CE Mark Notified Body for Leucored RC bags soft filter. The principal products under development were phthalate (DEHP)-free blood bags, Leucored Platelet kits, and Leucored WB bags.

Hospital Division Initiatives

Research and development in the Hospital division focuses on delivering products, integrated technology solutions, and services that improve safety, quality and efficiency in the operational pharmacy. The Hospital division is comprised of multiple subdivisions including IV Solutions, Contract Manufacturing and Pharmatech. Significant research and development activities are ongoing in each of these subdivisions.

The principal projects currently under development in the IV Solutions group (Laboratorios Grifols) are a flexible plastic container closure system for biological products, 0.9% Sodium Chloride in Fleboflex Luer needle-free container for the U.S., an anticoagulant solution, a nonsteroidal anti-inflammatory solution (NSAID) and two new presentations (2.5/5 and 15/20 ml) of sterile water for injection (SWFI) in vials. In addition to other applications, the Fleboflex Luer containers will also be used in the new Kiro Fill® system. During 2018, we received FDA marketing authorization approval for the 50, 100, 250 and 1000 ml physiological saline solution (0.9 % sodium chloride) manufactured at the Murcia facility and for a new set (peristaltic set) for the Gri-fill ® system in Europe and the U.S. In the fluid therapy market, work continues on the study of the stability of various ready-to-use mixtures in polypropylene packaging, in order to increase the range of mixtures available for hospital use.

This subdivision also works on several cross-divisional initiatives. As part of the AMBAR study, the Hospital division is collaborating on the development of special devices and containers specifically designed for the procedures and protocols of the study. There is collaboration with the Diagnostic division on the manufacturing of the cuvette of Q-Coagulometer. The partnership with the Bioscience division includes the development of a plastic holder for syringes of Fibrin Glue, among others. Within the Contract Manufacturing product group, devoted to offering development and manufacturing services for third parties, mainly in the U.S., the Hospital division has completed projects including a set for inactivation of red blood cells and milrinone IV ready-to-use flexible bags, which have been submitted to the regulatory authorities for approval.

While certain products were gaining FDA approval, commercial manufacturing commenced for products such as Tirofiban IV and Ibuprofen IV, both in ready-to-use flexible bags. Further projects are in the first phase of development, such as Fluconazol IV ready-to-use flexible bags. New projects, in the scope of ready-to-use IV mixtures, are in development.

Finally, the Pharmatech subdivision is devoted to the development of a comprehensive IV compounding portfolio of integrated technology solutions with devices, software, and services. The portfolio includes Grifols legacy products like the Gri-fill® system along with those more recently added from the acquisitions of MedKeeper and Kiro such as the PharmacyKeeper suite of software solutions, KIRO Oncology automated IV compounding system for oncology preparations and the KIRO Fill® system for automated filling of syringes which is currently under development. A new version of the Gri-fill® system is also being developed.

This subdivision has an active research and development program which includes the development of new software and state-of-the-art technology, such as cloud-based systems, mobile apps and Radio-Frequency Identification (RFID), to improve interoperability, efficiency and overall workflow and productivity in the operational pharmacy. Other fields of development include the traceability and inventory management of high cost implants and other medical devices.

Other Initiatives

In addition, we are increasing our research and development activities in new fields. We conduct these activities through the creation of joint ventures participated in by Grifols Innovation and New Technologies Ltd (GIANT), established in 2016, through agreements to use patents owned by third parties and through selective acquisitions.

Our acquisitions of Araclón and VCN Biosciences in 2012 expanded our research and development capabilities in fields outside of our traditional business segments. Araclón is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease. Araclón is working on the validation of an early diagnostic kit and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage. The vaccine has passed the animal experimentation stage and a

Phase I clinical trial in humans has been completed. In 2017 Araclón obtained approval by the Spanish Drug Regulatory Agency (Agencia Española del Medicamento y Productos Sanitarios) of a Phase II trial of the AB40 vaccine in Alzheimer disease patients and started recruitment. By the end of 2018, 50% of the necessary patients had signed up to participate in the Phase II trial. VCN Biosciences is investigating and developing new therapeutic approaches based on oncolytic adenoviruses to treat tumors for which there is currently no effective treatment. Its most advanced project focuses of the treatment of pancreatic cancer. The Spanish Agency for Medicine and Health Products (Agencia Española del Medicamento y Productos Sanitarios) approved two Phase I clinical trials for this project and VCN Biosciences began recruiting patients for the Phase I trials in the first quarter of 2014. In 2017 VCN obtained approval by the Spanish Drug Regulatory Agency of another Phase I/II trial of VCN-01 in pediatric patients with Retinoblastoma.

In 2015 we initiated a partnership with Alkahest, acquiring 47.58% of the equity of the company, to develop plasma-based products for the treatment of cognitive decline in aging and other central nervous system (CNS) disorders, including Alzheimer’s disease. In 2017 Alkahest obtained approval by the FDA of a Phase I/II clinical trial of a plasma fraction (GRF-6019) in Alzheimer’s disease patients and the trial began in 2018. Also, a second trial of GRF-6019 was initiated in a population of severe Alzheimer’s disease patients. At the pre-clinical level, new potential clinical indications are being tested with plasma fractions.

In 2016, we acquired 30% of the equity of AlbaJuna Therapeutics, a spin-off company from the IrsiCaixa AIDS Research Institute, promoted jointly by “la Caixa” Foundation and the Department of Health of the Government of Catalonia, and established to promote the pre-clinical and clinical development of monoclonal antibodies that neutralize the effect of HIV in the body while increasing the activity of the natural killer cells that have the task of destroying infected cells. At the end of 2018, candidates for the trial treatment were preselected based on their biochemical and pharmacological characteristics in order to start preclinical development.

In 2017, we acquired a 43.96% equity stake in GigaGen Inc., a pre-clinical biotherapeutics company based in San Francisco (California) specialized in the research activities to develop recombinant plyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases. In 2018, Gigagen Inc. started to work in the development of Hyperimmune immunoglobulin.

In 2018, GIANT signed a collaboration agreement with IrsiCaixa AIDS Research Institute for five years to join forces to promote biomedical research on HIV and associated diseases.

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

In June 2018, we completed the acquisition of Haema AG, a German based pharmaceutical company that owns 35 collection centers throughout Germany, for a purchase price of $220 million on a debt free basis. In August 2018, we completed the acquisition of Biotest US Corporation, a U.S. based pharmaceutical company that owns 24 plasma collection centers, for a purchase price of $286 million. In December 2018, we sold our 100% stake in Haema AG and Biotest US Corporation to Scranton Enterprises B.V., one of our major shareholders and a related party, for a total of $538 million. We will have the ability to repurchase the shares sold to Scranton Enterprises B.V. at any time. Our plasma supply agreement among Grifols, S.A., Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema AG, or the Plasma Supply Agreement, was effectively extended on January 1, 2019 for a 30-year period, and we continue to operate the companies’ plasma centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Financial Condition and Results of Operations - Acquisitions - Acquisition and Sale of Haema AG and Biotest Corporation” below. We believe our Plasma Supply Agreement will play a key role in fulfilling our plasma requirements through 2019 and beyond, along with plasma collected through our plasma collection centers and plasma purchased from third-party suppliers pursuant to various plasma purchase agreements.

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

In our Bioscience division, we utilize mixed sales units comprised of both marketing and sales personnel and product line-specific sales units for immunology & neurology, pulmonary, intensive care and coagulation factors.

Advertising

We participate in medical conferences and fairs and occasionally publish advertisements in medical journals and trade magazines. This promotional activity is also supported by online activities.

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

During 2018, we distributed the majority of our products through our own distribution network.  In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors.  We have a direct presence in 30 countries and we carefully select distributors in the countries were we do not have a direct presence.  We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers and other customers throughout the world.

Our sales, marketing and distribution network included 1,449 employees as of December 31, 2018, which included 1,265 sales and distribution personnel and 184 marketing employees.

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

As of December 31, 2018, we owned 2,965 patents and patent applications in various countries throughout the world, of which 600 are in the final application process. In some countries, these patents grant a 20-year protection period. 1,128 of these patents are set to expire in the next ten years. As of December 31, 2018, we also owned 3,188 trademarks in various countries throughout the world, of which 177 are in the final application process. In addition, we co-own certain patents and patent applications with third parties, including patent rights co-owned with Novartis following the Novartis Acquisition.

We maintain a department with personnel in Spain and in the United States to handle the patent and trademark approval and maintenance process and to monitor possible infringements.

Plasma Derivative Products

As of December 31, 2018, we owned 1,924 patents and patent applications related to plasma derivatives, including 971 in Europe, 152 in the United States and Canada and 801 in the rest of the world. The most important of these patents relate to:

•                                          the process for the production of virus-inactivated human Gamma Globulin G;

•                                          the process for removing viruses in fibrinogen solutions;

•                                          the preparation of plasminogen;

•                                          a concentrated subcutaneous Immunoglobulin G injection; and

•                                          concentrated Immunoglobulin M preparations for the treatment of bacterial infections.

Hospital and Diagnostic Products

As of December 31, 2018, we owned 1,039 patents and patent applications related to our Hospital and Diagnostic products in Europe (643), the United States and Canada (105) and in the rest of the world (291).  The most important of these patents relate to the:

•                                          Gri-fill® System, a process for the sterile filling of flexible material bags;

•                                          BlisPack®, a blister handling machine;

•                                          Erytra Eflexys®, a mid-sized instrument to perform pre-transfusion compatibility tests using DG Gel® technology;

•                                          innovative containers for human plasma proteins;

•                                          blood screening antibodies, antigens and recombinant proteins; and

•                                          screening assays for bloodborne parasites.

As of December 31, 2018, we owned two patents and patent applications related to other areas of the business, including one in Europe and one in the United States and Canada.

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

Insurance Coverage

General and Product Liability

We have a program of insurance policies designed to protect us and our subsidiaries from product liability claims. Effective May 1, 2018, we have product liability insurance coverage for up to $220 million per claim and in annual aggregate for products manufactured in all of our facilities and for third-party products we sell. This policy expires on April 30, 2019. We have elected to self-insure the first $38.5 million per claim and in annual aggregate of our product liability policy through the purchase by one of our subsidiaries of such portion of the insurance policy. See “— Self-insurance” below.

Our master liability program also protects us and our affiliates from certain environmental liabilities arising in those countries in which our subsidiary companies have operations. This risk is covered up to a maximum of $220 million per claim and in annual aggregate.

Biomat USA and Talecris Plasma Resources maintain a separate liability insurance policy. The policy covers their professional liability for plasmapheresis business activities and expires on April 30, 2019. The maximum amount of coverage for liability claims under the policy is $15 million per claim and in the annual aggregate. In addition, we have general liability coverage for up to $220 million per claim and in the annual aggregate for Biomat USA and Talecris Plasma Resources.

Property Damage and Business Interruption

Our property damage and business interruption insurance program covers us and our subsidiaries (including our United States subsidiaries). This insurance program, which expires on April 30, 2019, covers damages suffered by plants and buildings, equipment and machinery. Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1.5 billion per occurrence. It also covers material damages produced by flooding, for up to €100 million per claim and in the annual aggregate.

In addition, this policy covers loss of profit for a period of 36 months with a deductible equivalent to up to five business days of lost profits. Pursuant to the loss of profit, in the event that any or all of our plants stop production due to an event not excluded under the policy, the insurer covers fixed expenses, in addition to net profits we did not earn during the term of coverage.

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

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance DAC, one of our wholly owned subsidiaries. We self-insure the first $38.5 million per claim per year of our product liability policy, the first €200,000 per loss for property damage and the first ten days of lost profits, the first $27,000 per claim for transit losses, the first €200,000 per claim for inventory losses and $15 million for damages caused by an earthquake in California. These amounts are in excess of the deductibles for each of the policies that make up our insurance programs.

C.                                    Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2018, of 60 companies.  Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated.  In addition, there were 15 companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.                                    Property, Plant and Equipment

Our headquarters is located in Barcelona, Spain.  As of December 31, 2018, we owned or leased facilities in six countries.  We currently own or lease manufacturing facilities in 10 sites in nine different locations, three of which have plasma fractionation capabilities.  The table below shows the geographic location and business purpose of our principal properties as of December 31, 2018.

Location	Facility	Own/Lease (2)	Business Purpose
Parets del Vallès, Spain	Industrial Facility One Parets	66% owned; 34% of the property is leased from a third party	Plasma fractionation Manufacture of plasma derivatives & division support activities

	Industrial Facility Two Parets	80% owned; 20% of the property is leased from a third party	Manufacture of Diagnostic and Hospital products

	Industrial Facility Three Parets	69% owned; 31% of the property is leased from a third party	Plasma storage & other operating activities

Los Angeles, California, USA	Industrial Facility USA	92% owned; 8% of the property is leased from a third party	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Clayton, North Carolina, USA	Clayton Facility	Own	Plasma fractionation Manufacture of plasma derivatives

Durham, North Carolina, USA	Research Triangle Park	25% owned, 75% of the property is leased from a third party	Research and Development Labs and Offices

Emeryville, California, USA	Emeryville Facility	79% owned; 21% of the property is leased from a third party	Manufacture of Diagnostic products

City of Industry, California, USA	City of Industry USA	Lease	Plasma storage

Murcia, Spain	Industrial Facility Murcia	82% owned; 18% of the property is leased from a third party	Manufacture of Hospital products

Fribourg, Switzerland	Industrial Facility Switzerland	Lease	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	Own	Manufacture of Diagnostic products

Austin, Texas, USA	Plasma Testing Lab	Lease	Plasma testing

San Marcos, Texas, USA	Plasma Testing Lab	Own	Plasma testing

San Diego, California	San Diego Facility	76% owned; 24% of the property is leased from a third party	Manufacture of components of the TMA amplified NAT kits

Dublin, Ireland	Global Operations Center	Own(1)	Operating activities related to the Bioscience division

Sant Cugat del Vallès, Spain	Headquarters	Lease	Headquarters

Campo Largo, Curitiba, Brazil	Industrial Facility Brazil	Own	Manufacture of Diagnostic products

(1)         We hold a 999 year leasehold interest in the property.

(2)         Lease percentage based on property size.

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities.  All of our fractionation facilities have FDA and EMA certification.  The Spanish and American facilities currently have an aggregate fractionation capacity of approximately 14.8 million liters of plasma per year, and this capacity is sufficient to cover our current production needs.

The Parets facility has a fractionation capacity of 5.0 million liters per year and a unique design that separates the maintenance area from the clean areas required for the fractionation and purification procedures.  This design, which we developed in house, minimizes the risk of contamination and reduces maintenance costs.  In addition to licenses from the European Union and other authorities for the production of various plasma derivative products, the Parets facility is licensed by the FDA for the production of albumin and IVIG.  We are one of the few European plasma derivatives plants to be licensed by the FDA.  In addition to the plasma fractionation facilities, the Parets facility also has energy generation, research and development, packaging and storage facilities for the Bioscience division and manufacturing for the Hospital and Diagnostic divisions.  The Parets facility holds ISO 14001 and ISO 9001 certifications for its parenteral solutions and diagnostic manufacturing facilities. In addition, the Clayton facility in North Carolina holds the ISO 14001 certification by TÜV Rheinland Iberica Inspection, Certification & Testing S.A. The ISO 14001 certification recognizes excellence and continuous improvement in environmental performance. The scope of the certification includes research, development, production and quality control of pharmaceutical specialties derived from human plasma at the Grifols Clayton facility.

We acquired our Los Angeles facility in July 2003, in connection with our acquisition of Alpha’s plasma fractionation business.  We subsequently made significant capital investments in the facility, including the construction of purification and aseptic filling areas for coagulation factors, IVIG and albumin.  The Los Angeles facility is subject to regulation by the FDA and it has a fractionation capacity of 2.4 million liters per year.

As a result of the Talecris acquisition, we acquired the Clayton facility. Since the acquisition, the Clayton facility has benefited from significant capital investment, including compliance enhancements, general site infrastructure upgrades, capacity expansions and new facilities, such as its chromatographic purification facilities and its high capacity sterile filling facility.  The Clayton facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture.  We completed construction and received FDA approval of the new Clayton fractionation plant in 2014, which expanded our fractionation capacity at Clayton by approximately 6.0 million liters per year, taking its fractionation capacity to 7.4 million liters per year as of 2018. In 2015 and 2016, we operated our two Clayton fractionation facilities while transitioning all fractionation to the newly constructed one. The transition of all significant production was successfully completed during 2016. We are currently working on a new fractionation plant in Clayton with 6.0 million liter capacity per year. We expect it will be in operation in 2021.

Global Operations Center

In the last quarter of 2015, we officially opened a global operations center for our Bioscience division. The new facilities, located in Dublin, Ireland, occupy 22,000 square meters. The new facility centralizes decision-making with regard to commercial policy, research and development policy and supply chain global management. It houses Bioscience’s global logistics and distribution activities; warehousing of plasma, intermediate paste and finished product, labelling, packaging and final conditioning of the product; as well as regulatory and quality activities relating to the supply of plasma and plasma derivatives. It also centralizes our treasury function and acts as our point of access to the capital markets.

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

Further, the Healthcare Reform Law introduced a new abbreviated regulatory approval pathway for biological products found to be “biosimilars” or “interchangeable” with a biological “reference product” previously licensed under a BLA.  This abbreviated approval pathway is intended to permit a biosimilar to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product.  The law provides that no biosimilar application may be accepted for FDA review until 4 years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product.  The extent to which a biosimilar, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The FDA is actively seeking to encourage the entry of biosimilars into the marketplace, including issuing, in July 2018, its Biosimilar Action Plan, intended to enhance the speed of the biosimilar development and approval processes.

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

Anti-fraud and Abuse Regulation

Since we supply products and services that are reimbursed by U.S. federally funded programs such as Medicare and Medicaid, our activities are also subject to regulation by CMS and enforcement by HHS OIG.  The Anti-Kickback Law prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a government health care program.  Many states have similar laws.  Courts have interpreted this law very broadly, including by holding that a violation has occurred if even one purpose of the remuneration is to generate referrals, even if there are other lawful purposes.  There are statutory and regulatory exceptions, or safe harbors, that outline arrangements that are deemed lawful.  However, the fact that an arrangement does not fall within a safe harbor does not necessarily render the conduct illegal under the Anti-Kickback Law.  In sum, even legitimate business arrangements between the companies and referral sources could lead to scrutiny by government enforcement agencies and require extensive company resources to respond to government investigations.  Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing.  Violations of the Anti-Kickback Law can result in substantial legal penalties, including, among others, civil and criminal penalties or exclusion from participation in federal health care programs, including Medicare and Medicaid.  Notably, effective October 24, 2018, a new federal anti-kickback law (the Eliminating Kickbacks in Recovery Act of 2018) enacted in connection with broader addiction services legislation, may impose criminal penalties for kickbacks involving clinical laboratory services regardless of whether the services at issue involved addiction services, and regardless of whether the services were reimbursed by a federal health care program or by a commercial health insurer. The Healthcare Reform Law strengthened provisions of the Anti-Kickback Law, clarifying that a federal Anti-Kickback Law violation can be a basis for federal FCA liability.

The FCA is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government.  In addition, the Healthcare Reform Law amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government.  For the purposes of these recent amendments, an “obligation” includes an identified overpayment, which is defined broadly to include “any funds that a person receives or retains under Medicare and Medicaid to which the person, after applicable reconciliation, is not entitled …”

Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and, if applicable, particular states) under the FCA or equivalent state statutes.  “False claims” can result not only from noncompliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from noncompliance with other laws, such as the Anti-Kickback Law (which was explicitly confirmed in the Healthcare Reform Law), or laws that require quality care in service delivery.  The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain (up to 30% of the government’s recovery plus legal fees) to private citizens who prevail.  When a private party brings a whistleblower action under the FCA, the qui tam plaintiffs file the complaint under seal and serve the complaint on the government only, with written disclosure of substantially all material evidence and information they possess. The government then uses the information provided by the qui tam plaintiff to investigate the claims and may elect to intervene in the case within 60 days of receiving the complaint, unless extended for good-cause. The defendant is not made aware of the lawsuit until the case is unsealed. Many states have enacted similar laws, and these state laws have their own penalties which may be in addition to federal FCA penalties.  The bringing of any federal FCA action could require us to devote resources to investigate and defend the action.  Violations of the FCA can result in treble damages, plus civil penalties of up to $22,363 per claim, as well as exclusion from federal health care programs and criminal penalties.

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

European Community Government Regulation

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products.  Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before we can commence marketing that product in those countries.  The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval.  The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.  Also, in addition to approval of final products, plasma centers collecting plasma for manufacture into products to be distributed in the European Union must also be approved by the competent European health authority.

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

The Community authorization procedure is compulsory for:

•                                          medicines derived from biotechnology processes, such as genetic engineering;

•                                          advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines;

•                                          medicinal products for human use containing a new active substance that did not receive Community marketing authorization when the Community authorization procedure was first implemented, for which the therapeutic indication is the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions or viral diseases; and

•                                          officially designated orphan medicines (medicines for rare diseases).

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

Our blood derivative products are not subject to compulsory Community authorization, but it is an option for our new products. Flebogamma® DIF 50 mg/ml and 100 mg/ml and VeraSeal solutions for sealant were approved through the Community authorization procedure.

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

We have EMA Orphan Drug Designations for the following 2 products:

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

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon ASP.  Beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient schedules changed to ASP + 6%.  This payment was based on a volume-weighted average of all brands under a common billing code.  After changes in certain prior years, CMS increased the rate back to + 6% for 2013 and maintained the same rate for 2014 through 2019, except that effective January 1, 2018, a new CMS rule went into effect substantially cutting reimbursement paid to hospitals and other providers for certain outpatient drugs and biologicals, including certain of our products, if purchased by these providers under the 340B/PHS program.  The reimbursement was decreased from ASP + 6% to ASP - 22.5%.  However, on December 27, 2018, the Federal District Court for the District of Columbia issued an opinion finding that this reimbursement cut exceeded CMS’s regulatory authority.  No final remedy has yet resulted from this decision, and the case remains subject to appeal. The outcome of this reimbursement change on our business is uncertain, but it may decrease demand for our products and have an adverse effect on our business. We believe that we meet the requirements of the 340B/PHS program and are continuing to review and monitor these and other developments affecting the 340B/PHS program. In addition, under the Bipartisan Budget Act of 2013 and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2025.  The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

Other pricing concerns in the United States include that in May 2018, President Trump released a drug “blueprint” including an array of policy ideas intended to lower drug prices and patient out-of-pocket drug costs, and federal administrative agencies have begun issuing proposed regulations to adopt various of these proposals.  An area of focus are drugs reimbursed under Medicare Part B.  The proposals include, for example, moving reimbursement for certain Medicare Part B drugs into Medicare Part D to make them subject to a variety of pricing negotiations, establishing an enhanced competitive acquisition program for Medicare Part B drugs, and instituting an “International Pricing Index” payment model that would link reimbursement for certain Medicare Part B drugs to pricing levels for such drugs found in other countries.  Other proposals support the marketing of biosimilars, involve lowering standards for demonstrating biosimilarity.  One additional proposal, which was published as a proposed rule by the Office of Inspector General of the Department of Health and Human Services on February 6, 2019, and is focused initially on drugs reimbursed under Medicare Part D and certain Medicaid managed care organizations (although comments were sought as to whether its scope should be expanded, including to Medicare Part B drugs), would substantially disrupt current pharmaceutical market practices by apparently rendering illegal, under the federal Anti-Kickback Statute, many drug rebates now routinely paid by drug manufacturers to such health benefit plans or their pharmacy benefit managers (PBMs).  The uncertain status of these various pricing proposals, some of which could take effect based on action by federal administrative agencies without the need for Congressional action, affects our ability to plan, and the proposals, if adopted, in whole or in part, could adversely affect our business.

An increasing number of states in the United States have also proposed or passed legislation that seeks to directly or indirectly regulate pharmaceutical drug pricing, such as by requiring drug manufacturers to publicly report pricing information or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. For example, in October 2017, California enacted a prescription drug price transparency law that requires prescription drug manufacturers to provide advance notice and explanation for certain drug price increases that exceed a specified threshold.  Laws of this type may cause us to experience additional pricing pressures on our affected products, and could adversely affect our business.

Medicare Part D is a partial, voluntary prescription drug benefit created by the federal government primarily for persons 65 years old and over.  The Medicare Part D drug program is administered through private insurers that contract with CMS.  Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval.  However, to obtain payments under this program, we are required to negotiate prices with private insurers operating pursuant to federal program guidance.  These prices may be lower than we might otherwise obtain.  In addition, beginning in 2011, the Healthcare Reform Law generally required that we provide a 50% discount (the “Coverage Gap Discount”) to patients who have expended certain amounts for drugs and therefore fall within the Medicare Part D coverage gap. In February 2018, legislation was enacted as part of the Bipartisan Budget Act of 2018 that increased this coverage gap discount to 70%, and extended the price reductions of the Coverage Gap Discount Program to include biosimilar drugs.

The availability of federal funds to pay for our products under the Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS drug pricing program.  The 340B/PHS drug pricing program extends discounts to a variety of community health clinics and other specified entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals.  The PHS ceiling price cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount.  We have entered into a PPA with the government in which we agree to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use.  Evolving requirements with respect to this program continue to be issued by the HRSA of HHS, the federal agency responsible for oversight of the 340B/PHS program, which creates uncertainty.  For example, effective January 1, 2019, a final HRSA rule codified standards regarding the calculation of the ceiling price for covered outpatient drugs under the 340B/PHS program, as well as regarding the imposition of civil monetary penalties, or CMP, on manufacturers that knowingly and intentionally overcharge  covered entities.

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

Item 4.A.                                             UNRESOLVED STAFF COMMENTS

None.

Item 5.                                                         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2018 and 2017, and for the three years ended December 31, 2018, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.  You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

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

We have prepared our audited consolidated financial statements as of December 31, 2018 and 2017, and for the three years ended December 31, 2018 in accordance with IFRS, as issued by the IASB.  The financial information and related discussion and analysis contained in this item are presented in euro except as otherwise specified.  Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2018 and 2017, and for the three years ended December 31, 2018.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.                                    Operating Results.

Subsequent Events

The Shanghai RAAS Acquisition

On March 7, 2019, we entered into an Agreement for Assets Purchase by Share Issue with Shanghai RAAS, a leader in China’s plasma derivatives sector. Subject to regulatory approval, we will acquire 26.2% of the voting and economic rights in Shanghai RAAS, in exchange for a contribution of 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, Grifols Diagnostic Solutions (“GDS”). We will continue to hold 55% of the economic rights and 60% of the voting rights in GDS.

Upon consummation of the transaction, we will be the second largest shareholder in Shanghai RAAS. We will have the right to appoint three directors to the board of directors of Shanghai RAAS and Shanghai RAAS will have the right to appoint one director to the board of directors of GDS. Additionally, we will have a veto right on certain decisions such as those related to the issuance of shares, the disposal of assets, and decisions regarding mergers and modification of the articles of association.

Moreover, as part of the acquisition, we have entered into an Exclusive Strategic Alliance Agreement pursuant to which Shanghai RAAS will be the exclusive distributor of our bioscience and diagnostic products in China. In exchange for royalties, we will provide technological and know-how support to Shanghai RAAS in the bioscience and diagnostic fields. We will also provide engineering services to Shanghai RAAS in exchange for fees, and Shanghai RAAS committed to using GDS NAT technology throughout its network of 41 plasma collection centers.

We expect the transaction to close in the second half of 2019, pending approval by regulatory authorities.

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

We have 197 operating plasma collection centers located across the United States and have the rights to all plasma collected at an additional 24 plasma centers in the United States and 35 plasma centers in Germany. See “— Acquisitions — Acquisition and Sale of Haema AG and Biotest US Corporation” below.  We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions.  Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. (merged with Biomat USA in 2015) in 2006; eight plasma collection centers from a subsidiary of Baxter (now Takeda) in 2006; four plasma collection centers from Bio Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma.  Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers. In 2016, we purchased equity interests in the Interstate Blood Bank Group (a 49.19% equity interest in Interstate Blood Bank, Inc., a 48.97% equity interest in Bio-Blood Components, Inc. and a 48.90% equity interest in Plasma Biological Services, LLC), one of the main private and independent plasma suppliers in the United States, with the option to purchase the remaining 51%. In February 2017, we purchased six collection centers from Kedplasma LLC.

In 2018, our plasma collection centers obtained approximately 12 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties).  We believe that our plasma requirements through 2019 will be met through: (i) plasma collected through our plasma collection centers, (ii) plasma collected through our Plasma Supply Agreement and (iii) plasma purchased from third-party suppliers pursuant to various plasma purchase agreements.

Acquisitions

Acquisition and Sale of Haema AG and Biotest US Corporation

In June 2018, we completed the acquisition of Haema AG, a German based pharmaceutical company that owns 35 collection centers throughout Germany, for a purchase price of $220 million on a debt free basis. In August 2018, we completed the acquisition of Biotest US Corporation, a U.S. based pharmaceutical company that owns 24 plasma collection centers, for a purchase price of $286 million. In December 2018, we sold our 100% stake in Haema AG and Biotest US Corporation to Scranton Enterprises B.V., one of our major shareholders and a related party, for $538 million. This acquisition and subsequent sale allowed us to reinforce our financial structure. We have an option to repurchase the shares of Haema AG and Biotest US Corporation from Scranton Enterprises B.V. exercisable at any time. Our Plasma Supply Agreement in place with Haema and Biotest has been extended for a 30-year period and we continue to operate the companies’ plasma centers.

MedKeeper Investment

In January 26, 2018, we acquired the U.S. technology firm Goetech, LLC, based in Denver, Colorado, doing business as MedKeeper. This transaction, for a total of $98 million, included a 51% stake in the company and a call option for Grifols and put option for MedKeeper for the remaining 49% on the third anniversary of the deal. We hold a majority position on the board of directors. MedKeeper’s core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the process, control systems and monitoring different preparations while increasing patient safety. This investment will enhance the activity of the Grifols Hospital division and it is part of the strategy to underpin this division into the U.S. market. The acquisition complements our Pharmatech line and enhances our presence in the U.S. market.

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

Acquisition of Progenika

On March 3, 2016, we announced the acquisition of shares representing 32.93% of the economic and voting rights of Progenika Biopharma, S.A., or Progenika, for a total amount of €25 million. The acquisition involved the execution of the put and call options that certain shareholders of Progenika and Grifols granted to each other on February 27, 2013. 50% of the purchase price was paid in exchange for 876,777 non-voting class B shares of Grifols, with a face value of €0.05 per share. The remaining 50% of the purchase price was paid in cash.

Between 2016 and 2018 we executed the call options granted to us by certain shareholders of Progenika. As a result, Grifols has increased its stake in Progenika to 99.99% of the share capital as of December 31, 2018.

AlbaJuna Therapeutics Investment

In January 2016, we acquired 30% of the equity of AlbaJuna Therapeutics S.L. for €3.75 million in cash to fund the development and manufacturing of therapeutic antibodies against HIV. The initial investment will be increased upon the achievement of agreed-upon developmental milestones.

In February 2019, we subscribed for a capital increase in AlbaJuna Therapeutics S.L. for an amount of €3.75 million. As a result we now hold 49% of the share capital of the company.

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

Kiro Grifols Acquisition and Joint Venture

In September 2014, Grifols purchased 50% of Kiro Grifols, S.L (formerly Kiro Robotics, S.L.) for €21 million. In July 2017, Grifols acquired an additional 40% of Kiro Grifols, S.L for €12.8 million. As a result, Grifols now owns 90% of the voting and economic rights of Kiro Grifols, S.L. The remaining 10% will continue to be held by Socios Fundadores Kiro, S.L., a company wholly owned by cooperatives of the Mondragon Corporation. While executing the purchase agreement for the additional 40% stake in Kiro Grifols, S.L., together with the remaining shareholder of Kiro Grifols, S.L., we also signed an amendment to the then existing shareholders agreement, whereby certain provisions governing the management of the company, the distribution of dividends and the transfer of shares (i.e., 4 year lock-up period, preferential purchase rights, drag and tag along rights) were rendered ineffective as of that time, and Mondragon Corporation maintained the right to appoint one member of the board of directors of Kiro Grifols, S.L.

Grifols also entered into a joint venture & shareholders’ agreement (the “Joint Venture Agreement”) with the partners of Kiro Grifols, S.L: Mondragon Innovacion S.P.E, S.A.; Mondragon Assembly, S.Coop. and Agrupación de Fundición y Utillaje, S.Coop. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Grifols S.L, including the board of directors and any other internal managing and governing bodies.

Kiro Grifols, S.L, a spin-off of Mondragon Health, a strategic unit of the Mondragon Corporation, is a Spanish technological company that develops, manufactures and sells machinery and equipment designed to automate or control critical hospital processes, such as dose dispensing in hospital pharmacy and clinical diagnostic services.  It also develops technologies designed to improve the efficiency, safety and quality of hospital processes, such as the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with hazardous products.

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

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2018, as compared to the year ended December 31, 2017:

	Year Ended December 31,		Change
	2018	2017	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	4,486,724	4,318,073	168,651	3.9%
Cost of sales	(2,437,164)	(2,166,062)	(271,102)	12.5%
Gross profit	2,049,560	2,152,011	(102,451)	4.8%
Research and development	(240,661)	(288,320)	47,659	(16.5)%
Selling, general and administration expenses	(814,775)	(860,348)	45,573	(5.3)%
Operating expenses	(1,055,436)	(1,148,668)	93,232	(8.1)%
Operating result	994,124	1,003,343	(9,219)	(0.9)%
Finance income	13,995	9,678	4,317	44.6%
Finance costs	(293,273)	(263,344)	(29,929)	11.3%
Change in fair value of financial instruments	—	(3,752)	—	—%
Impairment and gains/(losses) on disposal of financial instruments	30,280	(18,844)	49,124	(260.7)%
Exchange differences	(8,246)	(11,472)	3,226	(28.1)%
Finance result	(257,244)	(287,734)	30,490	(10.6)%
Share of (losses) of equity accounted investees	(11,038)	(19,887)	8,849	(44.5)%
Profit before income tax	725,842	695,722	(33,120)	(4.7)%
Income tax expense	(131,436)	(34,408)	(97,028)	281.9%
Profit after income tax from continuing operations	594,406	661,314	(66,908)	10.1%
Consolidated profit for the year	594,406	661,314	(66,908)	10.1%

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue.  See Note 23 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue increased by €168.6 million from €4.3 billion in 2017 to €4.5 billion in 2018. This 3.9% (9.2% at constant currency) net revenue increase is the result of growth in revenue in all of our divisions and geographic regions where we operate at constant currency.

The following table reflects a summary of net revenue by each of our divisions for 2018, as compared to 2017:

Summary of Net Revenue by Division	Year ended December 31, 2018	% of total net revenue	Year ended December 31, 2017	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	3,516,704	78.4%	3,429,785	79.4%	2.5%	8.0%
Diagnostic	702,265	15.6%	732,369	17.0%	(4.1)%	0.7%
Hospital	119,454	2.7%	105,649	2.4%	13.1%	16.0%
Bio Supplies	167,004	3.7%	66,791	1.6%	150.0%	154.9%
Others	22,451	0.5%	18,263	0.4%	22.9%	29.6%
Intersegments	(41,154)	(0.9)%	(34,784)	(0.8)%	18.3%	24.8%
Total	4,486,724	100.0%	4,318,073	100.0%	3.9%	9.2%

(1)                                 Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue.  See “Presentation of Financial and Other Information.”

Bioscience.  Net revenue for the Bioscience division increased by 2.5% (8.0% at constant currency) from €3.4 billion in 2017 to €3.5 billion in 2018. This increase was primarily due to robust sales of the main plasma proteins — immunoglobulin, albumin and alpha-1 antityspsin. Sales growth of these plasma proteins, together with certain specialty immunoglobulins, offset the decline in sales of Factor VIII. The renewal processes of certain licenses in China were unexpectedly delayed in the last quarter of 2018, impacting sales.

The demand for immunoglobulin remains strong in our core markets, especially in the U.S. and EU countries led by Spain, Germany and the United Kingdom. Sales also grew in Turkey, Brazil and Australia, where, in addition to primary immunodeficiencies, immunoglobulins are also used to treat secondary immunodeficiencies and neurological diseases like chronic inflammatory demyelinating polyneuropathy (CIPD), a market segment led by us. We achieved double-digit growth in immunoglobulin sales in 2018 and plan on launching a 20% subcutaneous immunoglobulin in the second half of 2019 that will increase our market share.

Albumin sales grew markedly in the U.S. and in several European countries including Italy, the United Kingdom and Turkey. China is a market with significant underlying demand and remains a core focus in Grifols’ global sales strategy.

We continue to lead in alpha-1 antitrypsin sales. Market penetration of this plasma protein grew in the U.S. and main EU markets thanks to effective sales strategies and an increase in the number of diagnosed patients. The FDA recently approved our new genetic test for alpha-1 deficiency and Prolastin®-C Liquid. This liquid formulation enhances Grifols’ respiratory franchise and offers a new treatment alternative for patients.

Sales of Factor VIII dropped notably in 2018 due to their declining use to treat patients with inhibitors. The Company positions Factor VIII as the best treatment for hemophilia A patients, concentrating its efforts in the U.S. and emerging markets.

We continue to promote specialty proteins to improve our differential product portfolio. Two new formulations helped boost sales in the specialty hyperimmunoglobulins segment: an anti-rabies immunoglobulin (HyperRAB®), with twice the potency (300 IU/ml) of currently available rabies immunoglobulin options; and GamaSTAN®, an intramuscular immunoglobulin for patients exposed to hepatitis A or measles. Both products earned FDA approval in the first half of 2018.

Diagnostic.  Diagnostic division net revenue decreased by 4.1% (increased by 0.7% at constant currency) from €732.4 million in 2017 to €702.3 million in 2018. Grifols is the worldwide leader in transfusional diagnostics, the division’s main engine for growth in 2018. This business area includes NAT donor-screening diagnostics (Procleix® NAT Solutions), blood-typing solutions and the production of antigens for immunoassays.

Higher NAT solutions sales were primarily driven by a greater volume of plasma donations and increased use of the Zika-virus screening test (Procleix® Zika Virus). The Company also broadened its product portfolio with newly FDA-approved reagents to detect HIV, hepatitis B and C virus (Procleix® Ultrio Elite), and the West Nile virus (Procleix® WNV), among others.

Outside of the U.S., sales of this innovative technology were also strong in Latin America, Poland and Indonesia. The Company continues its efforts to raise its presence in the Middle East.

The line of blood-typing products contributed to the division’s overall performance, particularly in the U.S., core markets in Latin America, Europe and Saudi Arabia.

European sales of Erytra Eflexis® increased, with more than 200 units sold since its launch in June 2017. We had already introduced the product in the U.S. in 2019 earning FDA approval. In 2018, a new line of conventional antiserums earned FDA approval and was released, broadening the product portfolio.

The Company further consolidated its line of antigens to produce immunoassays in 2018.

Revenues in specialty diagnostics remained stable and are expected to rise as Grifols widens its clinical diagnostics offerings. In 2018, the FDA approved two diagnostic products designed to detect autoimmune diseases. Both were developed by AESKU and distributed by Grifols on the Helios platform.

The Company is committed to developing new diagnostic tests for personalized medicine through Progenika Biopharma. Its molecular diagnostic ID CORE XT for genotyping blood groups recently earned FDA approval.

Hospital.  Net revenue from the Hospital division increased by 13.1% (16.0% at constant currency) from €105.6 million in 2017 to €119.5 million in 2018. Sales of all business lines grew, especially the Pharmatech line in the U.S. market. A key strategic area for future growth, this business line offers integral services to hospital pharmacies for IV compounding, including MedKeeper and Kiro Oncology products. The division also reported stronger IV solutions sales, particularly the physiological saline solution manufactured in the Murcia (Spain) plant. The product was introduced in the U.S. market after obtaining FDA approval and is also used in Grifols’ own network of plasma centers. As evidenced by the division’s growth, we have bolstered our presence in the United States and executed various aspects of the group’s global expansion strategy. Sales of the Nutrition and Medical Devices lines also increased, accompanied by an increase in third-party manufacturing services.

Bio Supplies.  The division records sales of biological products for non-therapeutic use and other biological products, as well as those related to the fractionation and purification agreements signed with Kedrion and third-party plasma sales channeled through Haema and Biotest.

Net revenue from Bio Supplies increased by 150.0% (154.9% at constant currency) from €66.8 million in 2017 to €167.0 million in 2018 mainly as a result of third-party plasma sales channeled through Haema and Biotest, which represented €80.3 million in 2018.

Others.  Net revenue from Others increased by 22.9% (29.6% at constant currency) from €18.2 million in 2017 to €22.4 million in 2018.

The following table reflects a summary of net revenue by each of our geographic regions for 2018 as compared to 2017:

Summary of Net Revenue by Region	Year ended December 31, 2018	% of total net revenue	Year ended December 31, 2017	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	800,186	17.8	686,983	15.9	16.5	16.7
United States and Canada	2,974,429	66.3	2,896,505	67.1	2.7	8.7
Rest of the World	712,021	15.9	734,585	17.0	(3.1)	4.0
Total	4,486,724	100.0	4,318,073	100.0	3.9	9.2

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

We believe that our ongoing internationalization has helped to improve our sales performance.  We have seen a stabilization in the proportion of net revenue to total net revenue accounted for by Spain, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. In 2018, 94.1% of net revenue, or €4.2 billion, was derived from countries outside of Spain. International expansion remains a strategic priority to stimulate the Company’s organic growth, although each division focuses on specific markets and distinct strategies to optimize sales.

Revenues in the U.S. and Canada grew by 2.7% (8.7% at constant currency) in 2018 to €2,974.4 million. Meanwhile, sales in the European Union rose by 16.5% (16.7% at constant currency) to €800.2 million, headed by growth in countries like Spain, Germany, the United Kingdom and France. Sales in Rest of the World slightly contracted, registering a 3.1% (increased by 4.0% at constant currency) decrease to €712.0 million.

Cost of sales

Cost of sales increased by 12.5% from €2.2 billion in 2017 to €2.4 billion in 2018.  Cost of sales as a percentage of net revenue increased to 54.3% compared to 50.2% in 2017. This was mainly due to the impact of higher plasma procurement costs relative to the Company’s efforts, both organic and inorganic, to increase its plasma supply and meet the solid demand of its plasma-derived therapies.

Gross Profit

The decrease in gross profit margin from 49.8% of net revenue in 2017 to 45.7% in 2018 was mainly due to higher plasma procurement costs and also affected by temporary albumin sales restriction in China, the geographic mix of Factor VIII sales, tender volatility, and the product mix of the Diagnostic division, which reported stronger demand for antigens used to produce immunoassays and transfusion-medicine diagnostic instruments.

Research and development

Research and development spending decreased from €288.3 million (6.7% of net revenue) in 2017 to €240.7 million (5.4% of net revenue) in 2018. We decided to increase our research and development investment in certain projects, specifically those related to albumin, in light of the positive results of the AMBAR trial and trials on liver diseases (PRECIOSA and APACHE studies). See Item 4 of this Part I, “Information on the Company — B.  Business Overview — Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses decreased by 5.3% from €860.3 million in 2017 to €814.8 million in 2018 mainly as a result of optimization projects.

Finance result

Finance result decreased by 10.6% from €287.7 million in 2017 to €257.2 million in 2018. This decrease was primarily a result of the impairment and gains/losses on disposal of financial. Finance results also includes the amortization of capitalized costs related to our debt.

Income tax expense

In 2018, we had a profit before income tax of €725.8 million and income tax expense of €131.4 million, which represents a tax rate of 18.1%. Our effective tax rate decreased from 27.3% in 2017, excluding the non-recurring impact of the U.S tax reform and the tax effect of the specific impairment of Aradigm’s assets and of cost resulting from the acquisition and subsequent integration of the NAT technology donor-screening business, basically due to a change of country mix-in profits.

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

The consolidated profit for 2017 included non-recurring items associated with the impact of the U.S. tax reform and the specific impairment of Aradigm’s assets. See to our audited consolidated financial statements included in this annual report on Form 20-F for more detail.

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

(3)                                 Comparable considering the new divisional structure that allocates “Raw Materials and Others” by region.

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

Gross Profit

The increase in gross profit margin from 47.2% of net revenue in 2016 to 49.8% in 2017 was mainly due to the impact of the NAT donor-screening business acquired in January 2017 offset by the higher costs as a result of the investment plan to open new plasma collection centers.

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

B.                                    Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to the operation of our business, capital expenditures for existing and new operations and debt service requirements relating to our existing and future debt.  Historically, we have financed our liquidity and capital requirements through internally generated cash flows, mainly attributable to revenue and debt financings.  As of December 31, 2018, our cash and cash equivalents totaled €886.5 million. In addition, as of December 31, 2018, we had the equivalent of approximately €380 million available under our debt agreements, including the equivalent of approximately €250 million available as Revolving Loans under our New Credit Facilities.

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

Historical Cash Flows

Below are our consolidated statements of cash flow for the years ended December 31, 2018, 2017 and 2016, prepared under IFRS IASB.

Statements of Cash Flows
For the Years Ended December 31, 2018, 2017 and 2016

	Year Ended December 31,
	2018	2017	2016
	(in thousands of euros)
Cash flows from operating activities
Profit before tax	725,842	695,722	712,752
Adjustments for:	454,378	556,792	391,986
Amortization and depreciation	228,609	215,490	201,869
Other adjustments:	225,769	341,302	190,117
(Profit)/losses on equity accounted investments	11,038	19,888	(6,933)
Impairment of assets and net provision charges	(23,657)	66,047	(23,079)
(Profit)/losses on disposal of fixed assets	(6,700)	1,551	(2,987)
Government grants taken to income	(1,166)	(286)	(1,681)
Finance cost/(income)	232,962	263,657	236,034
Other adjustments	13,292	(9,555)	(11,237)
Changes in operating assets and liabilities	(112,639)	(65,800)	(164,319)
Change in inventories	(231,670)	(165,508)	(173,003)
Change in trade and other receivables	(13,141)	80,112	(25,180)
Change in current financial assets and other current assets	(3,092)	(2,691)	(2,610)
Change in current trade and other payables	135,264	22,287	(36,474)
Other cash flows from/(used in) operating activities	(330,153)	(344,968)	(387,141)
Interest paid	(225,146)	(207,079)	(180,497)
Interest recovered	6,862	9,492	8,685
Income tax (paid)/received	(111,585)	(147,015)	(215,329)
Other recovered (paid)	(284)	(366)	—
Net cash from operating activities	737,428	841,746	553,278
Cash flows from/(used in) investing activities
Payments for investments	(852,536)	(2,209,667)	(509,078)
Group companies and business units	(524,081)	(1,857,210)	(202,727)
Property, plant and equipment and intangible assets	(307,722)	(322,973)	(292,690)
Property, plant and equipment	(231,983)	(251,507)	(249,416)
Intangible assets	(75,739)	(71,466)	(43,274)
Other financial assets	(20,733)	(29,484)	(13,661)
Proceeds from the sale of investments	70,669	23,787	2,426
Property, plant and equipment	550	762	2,426
Other financial assets	70,119	23,025	—
Net cash (used in) investing activities	(781,867)	(2,185,880)	(506,652)
Cash flows from/(used in) financing activities
Proceeds from and payments for equity instruments	—	—	(11,766)
Issue	—	—	—
Payments for treasury stock	—	—	(12,686)
Sales of treasury stock	—	—	920
Proceeds from and payments for financial liability instruments	37,418	1,808,771	(80,149)
Issue	179,350	1,912,615	81,513
Redemption and repayment	(141,932)	(103,844)	(161,662)
Dividends and interest on other equity instruments	(275,783)	(218,260)	(216,151)
Dividends paid	(278,841)	(218,260)	(216,151)
Dividends received	3,058	—	—

Other cash flows from/(used in) financing activities	4,661	(156,446)	(21,492)
Financing costs included on the amortized costs of the debt	—	(142,288)	—
Other amounts from / (used in) financing activities	4,661	(14,158)	(21,492)
Transaction with minority interest with no loss of control	386,207	—	—
Net cash from/(used in) financing activities	152,503	1,434,065	(329,558)
Effect of exchange rate fluctuations on cash	39,207	(98,419)	35,441
Net increase in cash and cash equivalents	147,271	(8,488)	(247,491)
Cash and cash equivalents at beginning of the year	886,521	895,009	1,142,500
Cash and cash equivalents at year end	1,033,792	886,521	895,009

Net Cash from Operating Activities

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

In 2018, we generated net cash from operating activities of €737.4 million.  The principal effects on working capital were as follows:

•                  positive impact of €33.3 million as a result of improvements in accounts receivable. The average collection period dropped to 22 days, compared to 24 days in 2017.

•                  improved payment management led to a positive impact of €117.1 million.

•                  increased inventory levels had a negative impact of €231.7 million due to higher volumes of plasma collected to meet the rising demand of the main plasma proteins. Grifols aims to manage its inventory in a way that anticipates the growing demand reflected by growth forecasts.

Net Cash from/(Used) in Investing Activities

Net cash used in investing activities amounted to €506.7 million in 2016, €2.2 billion in 2017 and €781.9 million in 2018.

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

Investments made in 2018 included the acquisition of a 51% stake in MedKeeper for $98 million, the acquisition of a 100% stake in Haema AG for €220 million and the acquisition of a 100% stake in Biotest US Corporation for $286 million. In December 2018, we sold our 100% stakes in Haema AG and Biotest US Corporation to Scranton Enterprises B.V. for the aggregate amount of $538 million. See “— Acquisitions — Acquisition and Sale of Haema AG and Biotest US Corporation” above.

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

Net cash from financing activities was €152.5 million in 2018, primarily as a result of dividend payouts of €278.8 million and the subsequent sale of Haema and Biotest. Grifols maintains operating control of the plasma centers and holds an exclusive and irrevocable call option for both companies.

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

Inventory Aging

Inventory aging average decreased from 2016 to 2017, as a result of ongoing improvements in value chain management and strong sales environment, particularly for plasma proteins. Inventory turnover rose to 275 days at December 31, 2017, compared to 281 days at December 31, 2016. In 2018, inventory turnover increased to 292 days as a result of the implementation of several initiatives to better anticipate and meet the solid demand for plasma-derived products.

Trade Receivables

Our receivables had an aging average of 22, 24 and 37 days at December 31, 2018, 2017 and 2016 and 2015, respectively. We are focused on optimizing our working capital.

In the best interest of the Company, we may sell certain receivables with a maturity beyond 30 days.  Certain receivables are sold to financial institutions without recourse.  We sold €1,188 million, €912 million and €870 million of receivables to third parties during 2018, 2017 and 2016, respectively.

Capital Expenditures and Other Intangible Assets

The following table presents our capital expenditure additions in the years ended December 31, 2018, 2017 and 2016, by division.

	Year Ended December 31,
	2018	2017	2016
	(in thousands of euros)
Bioscience division	220,531	227,635	197,741
Hospital division	15,354	10,429	9,193
Diagnostic division	58,064	70,032	89,760
Bio Supplies	2,050	198	84
Others	883	20,911	13,313
Unallocated	19,795	11,268	12,011
Total	316,677	340,473	322,102

January 2016 through December 2018

Facilities.  The most important capital projects relating to the expansion and improvement of our manufacturing facilities during 2016, 2017 and 2018 were:

Parets site (Barcelona, Spain):

•                                         investments to increase purification capacity of fibrin sealant and topic thrombin of €1.3 million in 2017 and €8.9 million in 2018;

•                                          investments in a plant to manufacture Prolastin-C® of €13.2 million in 2016, €4.0 million in 2017 and €0.7 million in 2018;

•                                          investments to increase the albumin purification capacity of €0.1 million in 2016, and €1.6 million in 2018;

•                                          investments to increase Factor VIII manufacturing capacity of €3.4 million in 2018;

•                                          investments in new production lines for diagnostic gel cards of €2.2 million in 2016, €1.2 million in 2017 and €0.7 million in 2018;

•                                         investments to increase the production of intravenous solutions bags of €1.2 million in 2016, €1.5 million in 2017 and €1.5 million in 2018;

Clayton site (North Carolina, United States):

•                                         construction of a new immunoglobulins purification and filling plant for €0.4 million in 2017 and €13.4 million in 2018;

•                                         construction of a new 6 million liter fractionation plan; for €2.6 million in 2016, €29.1 million in 2017 and €43.9 million in 2018;

•                                           completing the construction and bringing online a new plasma fractionation facility for €0.7 million in 2016;

•                                          completion of a new plasma warehouse for €0.1 million in 2016;

•                                          construction of a new raw materials warehouse for less than €0.1 million in 2016;

•                                          investments in manufacturing areas for Factor VIII employing the method used at our Parets site for €0.8 million in 2017 and €2.4 million in 2018;

•                                          investments in a new area for IG Subcutaneous for €0.4 million in 2016 and €2.2 million in 2017;

•                                          investments of €4.8 million in 2016 and €0.9 million in 2017 for the construction of new aseptic filling areas, as well as validation of the new filling zone facilities and equipment for liquid and freeze-dried products;

•                                          investments of €0.1 million in 2016 to expand the Gamunex purification area;

•                                          construction of a convalescent plasma immunoglobulin facility to help develop treatments for diseases such as Ebola and others for €0.5 million in 2016; and

•                                          land acquisitions in Clayton for €7.7 million in 2017 and €0.1 million in 2018.

Los Angeles (California, United States):

•                                          increasing our albumin purification capacity and including a new presentation in ready-to-use flexible bags for €4.4 million in 2016, €1.5 million in 2017 and €0.8 million in 2018;

•                                          investments to increase our IVIG purification capacity of €7.2 million in 2016, €2.6 million in 2017 and €0.9 million in 2018; and

•                                          land and facilities acquisition in Los Angeles for €1.5 million in 2016.

Dublin (Ireland):

•                                          aggregate investments of approximately €58 million to build a new headquarters, global operations and logistics center to serve as part of the new global operations center of the Bioscience division from 2015 to 2017 and €1.6 million in 2018;

•                                          investment in a new albumin purification and filling plant for bags of €2.6 million in 2016, €28.5 million in 2017 and €26.9 million in 2018.

San Diego (California, United States):

•                                          aggregate investments of €13.1 million from 2017 to 2018 to expand manufacturing capacity for our NAT Diagnostic business, including quality control and research and development labs.

Other Investments:

•                                          investments in serialization to enhance manufacturing and packaging identification of €1.3 million in 2016, €3.1 million in 2017 and €3.8 million in 2018;

•                                          significant investments in new donor centers and donor center expansions in the United States: investments of €21.8 million in 2015, €31 million in 2016, €40.5 million in 2017 and €17.8 million in 2018;

•                                          Emeryville, United States: investments of €33.3 million in 2016, €10.2 million in 2017 and €3.3 million in 2018 to consolidate the manufacturing of antigens in a new building;

•                                          Campo Largo (Paraná), Brazil: land acquisition and construction of commercial offices and a plant to manufacture bags used for collection, storage and transfusion of blood components for €7.3 million in 2016, €3.7 million in 2017 and €2.2 million in 2018;

•                                          Murcia, Spain: investments of €0.4 million in 2016, €0.2 million in 2017 and €0.1 million in 2018 to increase capacity to manufacture parenteral solutions by approximately eight million units, to approximately 35 million units and investments to increase Fleboflex manufacturing capacity of €2.3 million in 2016, €0.5 million in 2017 and €0.2 million in 2018;

•                                          refurbishment of the Barcelona headquarters included €16.4 million in acquiring a new office building and investments in the refurbishment of the existing building of €1.0 million in 2016 and €0.6 million in 2017;

•                                          acquisition of a new plot next to our Barcelona manufacturing facilities of 50,000 square meters that will allow future growth in both the Bioscience and Diagnostic divisions;

•                                          investment in a new office building at the Clayton plant for €10.2 million in 2016 and €7.5 million in 2017; and

•                                          investments to remodel our commercial offices worldwide of €1.6 million in 2016, €1.2 million in 2017 and €3.8 million in 2018, including new offices for Dubai, Paris, Beijing, Singapore, Chile and Tokyo.

January 2019 through December 2020

Pursuant to the Hologic transaction, which was completed on January 31, 2017, we acquired a facility located in San Diego, California. At the San Diego facility, we will manufacture oligos and other critical components of the Transcripted Mediated Amplification NAT kits for blood and plasma infectious diseases screening. Specific components focused on HIV, Hepatitis B and C, Parvo and Zika are among those being manufactured at the San Diego facility.

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

We are also expanding and relocating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories.  As of December 31, 2018, we have 197 operational plasma collection centers and plan to have 325 approved plasma collection centers globally by 2023.

With our acquisition of German company Haema, we have recovered the ability to have plasma collection centers in Europe as we keep expanding our U.S. centers.

The most important planned capital projects relating to the expansion and improvement of our manufacturing facilities are:

•                                          Clayton: new fractionation building and purification and filling facility for 6 million liters of plasma annually.

•                                          Clayton: new quality control labs and new finished product warehouse.

•                                          Los Angeles: new fill & finish lines for Bioscience.

•                                          Murcia: investments to increase our plastic manufacturing capacity;

•                                          Dublin: completion of a purification, fill and finish plant for Albumin;

•                                          Emeryville: new manufacturing areas for Mammalian cells;

•                                          San Diego: expansion of blood testing systems;

•                                          construction of a new corporate building in Barcelona with an underground connection to unify the corporate site;

•                                          construction of new buildings for Bioscience and Diagnostic divisions on the new Barcelona Lliçà land;

•                                          construction of new plasma collection centers as well as further relocation and renovation of our existing centers and;

•                                          expansion of our testing labs in Austin, San Marcos and Germany.

Sources of Credit

European Investment Bank Term Loans

On October 28, 2015, Grifols Worldwide Operations Limited entered into a loan agreement with the European Investment Bank for a term loan of €100 million under the European Fund for Strategic Investments, or the 2015 European Investment Bank Term Loan, which was amended on December 5, 2017. The financial terms of the loan agreement include a fixed interest rate of 2.40% for a tenor of ten years from October 28, 2015, and a repayment schedule with amortization in years three through ten. The proceeds of this loan are being used to support our research and development, primarily focusing on the search for new indications for plasmatic proteins, including the treatment of Alzheimer’s disease, vascular disease, cardiovascular surgery and arterial thrombosis, amongst others.

On December 5, 2017, Grifols, S.A. obtained a new long-term loan with the European Investment Bank totaling €85 million, or the 2017 European Investment Bank Term Loan.  The financial terms of the loan include a fixed interest rate of 2.019% for a tenor of ten years and a two-year grace period.  The proceeds of this loan are being used for research and development initiatives, notably the discovery and development of new products (plasma proteins), the finding of new therapeutic indications for existing plasma proteins and the improvement of manufacturing processes to increase yields, safety and efficiency.

On September 7, 2018, Grifols, S.A. obtained a new long-term loan with the European Investment Bank totaling €85 million, together with the 2015 European Investment Bank Term Loan and the 2017 European Investment Bank Term Loan, the European Investment Bank Term Loans. The financial terms of the loan agreement include a fixed interest rate of 2.145% for a tenor of 10 years and a two-year grace period. The proceeds of this loan are being used for research and development initiatives, notably the discovery of new therapeutic indications for plasma-derived protein therapies.

The European Investment Bank Term Loans are secured by a perfected first priority security interest (subject to permitted liens, as defined in the documentation governing the European Investment Bank Term Loans) on the same collateral securing the New Credit Facilities (except for, due to legal impediments, the pledge over the shares in the Spanish company named Instituto Grifols S.A.), subject to a customary pari passu intercreditor agreement entered into by and among Grifols, S.A., Grifols Worldwide Operations Limited, certain subsidiaries of Grifols, S.A. party thereto, the European Investment Bank and Bank of America, N.A., as collateral agent under the New Credit Facilities.

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

The 2017 Notes pay interest semi-annually in arrears on May 1 and November 1, commencing on November 1, 2017.  The 2017 Notes are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrowers under the New Credit Facilities.  As of the date of this annual report on Form 20-F, the 2017 Notes are guaranteed by Biomat USA, Inc., Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols USA, LLC, Grifols Worldwide Operations Limited and Grifols Worldwide Operations USA, Inc.

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

Other Debt

Certain other credit facilities and capital lease obligations are in place with various lenders and consist of long-term and short-term indebtedness of both us and Grifols, S.A. subsidiaries. As of December 31, 2018, we have €16.3 million of aggregate short-term credit under these facilities. The short-term credit facilities have maturity dates occurring in the next 12 months.

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

Based on MRB reports, sales in the human plasma-derived product industry have grown at a compound annual rate of 10.6% globally from 2005 to 2016 and 13.4% in the United States alone from 2005 to 2015. We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand.  Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease.  We believe that the volume of global sales of plasma derivative products will continue to grow annually at 6% to 7% over the long term, driven primarily by the same factors that have contributed to its historical growth, including:

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

Approximately 17.8% of our sales were generated in the European Union in 2018, as compared to 15.9% in 2017 and 16.1% in 2016. We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2019.

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

F.                                     Contractual Obligations

The following table presents our principal existing contractual obligations as of December 31, 2018, requiring future payments:

	Payments Due by Period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of euros)
Operating leases(1)	438,252	97,222	115,611	88,543	136,876
Financial debt obligations(2)	6,608,822	290,336	641,520	2,174,111	3,502,855
Interest — financial debt obligations(3)	1,232,329	240,890	241,141	721,025	29,273
Licenses and royalties(4)	24,284	4,291	8,336	8,287	3,370
Total	8,303,686	632,739	1,006,608	2,991,966	3,672,374

(1)           Operating leases include primarily leases for our plasma collection centers, leases from sale-leaseback transactions and marketing offices worldwide.  These amounts reflect only our contractual obligations as of December 31, 2018, and therefore assume that these operating leases will not be renewed or replaced with new operating leases upon expiration.  Our operating lease expenses will likely be substantially higher than the amounts provided in this table because our operations will require us to either renew or replace our operating leases.

(2)           Includes principal amortization for short- and long-term debt including, among other things, capitalized lease obligations.  The remaining financial debt was made up largely of bilateral facilities that bore interest at market rate.

(3)           Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2018.  Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations or other factors or events.  The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2018.  Refer to Notes 20 and 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2018.

(4)           License and royalty payment formulas are generally based on volume of sales.  The amounts presented in the table are calculated based on the net revenue of 2018 without assuming any growth in sales.  Additionally, the column “More than five years” includes only one year of payments under the license agreement with Marca Grifols, S.L., which expires in January 2092.

G. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements” on page ii of this annual report on Form 20-F.

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

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization method	Rates

Development expenses	Straight line	10%
Concessions, patents, licenses, trademarks and similar	Straight line	4%–20%
Computer software	Straight line	33%
Currently marketed products	Straight line	3%–10%

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

(f)                                    Revenue recognition

Revenue from the sale of goods or services is recognized at an amount that reflects the consideration that the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time when the customer obtains control of the goods or services rendered. The consideration that is committed in a contract with a client can include fixed amounts, variable amounts, or both. The amount of the consideration may vary due to discounts, reimbursements, incentives, performance bonuses, penalties or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of revenue recognized is not subject to future significant reversals. Revenue is presented net of value added tax and any other amount or tax, which in substance corresponds to amounts received on behalf of third parties.

(i)                  Sale of goods

Revenue from the sale of goods is recognized when the Group meets the performance obligation by transferring the assets committed to the customer. An asset is transferred when the customer obtains control of that asset. When evaluating the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to the following:

•                  The Group has a present right to payment for the asset

•                  The customer has the legal right to the asset

•                  The Group has transferred the physical possession of the asset

•                  The customer has the significant risks and rewards of ownership of the asset

•                  The customer has accepted the asset

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

In the U.S., the Group enters into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on the Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

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

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	69	Director, non-executive Chairman of the Board	Proprietary	July 1991(1)	May 2021
Víctor Grifols Deu	42	Director and Chief Executive Officer	Executive	May 2016	May 2020
Raimon Grifols Roura	55	Director and Chief Executive Officer	Executive	May 2015	May 2019
Ramón Riera Roca	64	Director	Other External	April 2000(2)	May 2021
Tomás Dagá Gelabert	63	Director and Vice-Secretary of the Board	Other External	April 2000	May, 2019
Thomas H. Glanzmann	60	Director and Vice-chairman of the Board of Directors	Other External	April 2006	May 2020
Anna Veiga Lluch	62	Director	Independent	December 2008	May, 2019
Luís Isasi Fernández de Bobadilla	62	Director	Independent	May 2011	May 2020
Steven Francis Mayer	59	Director	Independent	January 2011	May 2020
Belén Villalonga Morenés	50	Director	Independent	May 2013	May 2022
Marla E. Salmon	69	Director	Independent	May 2014	May 2022
Carina Szpilka Lázaro	50	Director	Independent	May 2015	May 2019
Iñigo Sánchez-Asiaín Mardones	55	Director and Lead Independent Director(3)	Independent	May 2015	May 2019
Nuria Martín Barnés	60	Secretary non-member of the Board of Directors	n/a	May 2015	n/a

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

Director Biographies

Víctor Grifols Roura

Mr. Víctor Grifols Roura is non-executive Chairman and proprietary director since January 1, 2017. From 1985 to 2017, he held the role of Chief Executive Officer and top executive of the Grifols Group, succeeding his father, Mr. Víctor Grifols Lucas. Mr. Víctor Grifols Roura spearheaded the 1987 reorganization that created Grifols as it is today. Mr. Víctor Grifols Roura originally joined the Group in 1973 as an Export Manager and later served as Sales Manager. Since 2014, he has been a member of the board of directors of Criteria Caixa, S.A. Sociedad Unipersonal. Mr. Grifols Roura earned a business administration degree from the University of Barcelona. As part of the approved Company’s succession plan on January 1, 2017, Mr. Víctor Grifols Deu and Mr. Raimon Grifols Roura were appointed co-CEOs of the Company.

Mr. Víctor Grifols Roura is a shareholder of Deria S.A. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). Ms. Nuria Roura Carreras (Rodellar Amsterdam Holdings B.V.) is the mother of Mr. Víctor Grifols Roura.

Víctor Grifols Deu

Mr. Víctor Grifols Deu is Grifols’ joint and several Chief Executive Officer together with Mr. Raimon Grifols Roura since January 1, 2017. He succeeded his father, Mr. Víctor Grifols Roura in the position. He is a member of the administration bodies of several companies within the Grifols Group and was appointed executive director in May 2016. He joined the Company in 2001 as an analyst in the Planning and Control Department of the Company. In 2008 he became the director of the Planning and Control Department and was also appointed a member of the Executive Committee.  He has been part of the team that analyzed and was responsible for the integration of operations after the acquisition of Alpha Therapeutics, Talecris Biotherapeutics and Novartis’ Transfusion Diagnostic Unit. He graduated in Business Administration and Management from the Ramon Llull University — Sarrià Chemical Institute and holds a postgraduate degree in Business Administration and Management from Michael Smurfit Business School in Dublin. Mr. Víctor Grifols Deu is the grandson of Ms. Nuria Roura Carreras (Rodellar Amsterdam Holdings B.V.).

Raimon Grifols Roura

Mr. Raimon Grifols Roura is Grifols’ joint and several Chief Executive Officer together with Mr. Víctor Grifols Deu since January 1, 2017. He succeeded his brother, Mr. Víctor Grifols Roura in the position. He is a member of the administration bodies of several companies within the Grifols Group. From 2001 to 2015 he held the role of non-member secretary of the Board of Directors of Grifols, S.A., and in 2015 began serving as director and Vice Secretary of the Board of Directors. In May 2016, the Board accepted his resignation as Vice Secretary. Until his appointment as executive director in July 2016, Mr. Grifols Roura was a partner at the law firm Osborne Clarke in Spain. Mr. Grifols Roura earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Raimon Grifols Roura is the sole director and a shareholder of Deria S.A. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). Ms. Nuria Roura Carreras (Rodellar Amsterdam Holdings B.V.) is the mother of Mr. Raimon Grifols Roura.

Ramón Riera Roca

Mr. Ramón Riera Roca joined Grifols in 1977 and served as Chief Commercial Officer as well as being a member of the administration bodies of several companies of the Grifols Group until his retirement on June 30, 2018. Mr. Riera earned a degree in Chemical Sciences from the Autonomous University of Barcelona.

Mr. Ramón Riera Roca is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Tomás Dagá Gelabert

Mr. Tomás Dagá Gelabert has served as director of Grifols, S.A. since April 2000 and also as Vice Secretary of the Board since May 2016. He is a partner and founder of the law firm Osborne Clarke in Spain.  He was the managing partner of the law firm Osborne Clarke in Spain until June 30, 2017.  Prior to joining Osborne Clarke, he worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona. He is currently a member of the board of directors of Araclon Biotech, S.L., Kiro Grifols S.L., Biomat USA, Inc., Talecris Plasma Resources, Inc., Grifols Diagnostic Solutions Inc., Grifols Worldwide Operations Limited,

Chiquito Acquisition Corp., Grifols Innovation and New Technologies Limited and PBS Acquisition Corp. He is also a trustee and the secretary of the private foundation Víctor Grífols i Lucas, a trustee of the Probitas Fundación Privada foundation and the secretary non-board member of the board of directors of Progenika Biopharma, S.A. Mr. Dagá earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Tomás Dagá Gelabert is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Thomas H. Glanzmann

Mr. Thomas H. Glanzmann has served as a director of Grifols, S.A. since April 2006 and on January 1, 2017 he was appointed non-executive Vice Chairman of the Board of Directors. He is also the General Partner in Medical Technology Venture Partners in California. From 2006 until 2011 he was the CEO and Chairman of Gambro AB. Prior to this Mr. Glanzmann was the CEO and Managing Director of HemoCue AB. Between 1988 and 2004 he held various positions at Baxter Healthcare: Senior Vice President and Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group. Between 1984 and 1988 he worked at Philip Morris where he was the country manager for Norway, Denmark and Iceland. He also was a senior advisor to the Executive Chairman and a managing director at The World Economic Forum in Davos from 2004 - 2005 and the Chairman of the Plasma Protein Therapeutics Association (PPTA) between 2000 and 2001. Mr. Glanzmann holds an MBA from IMD in Switzerland, a B.A. in Political Science from Dartmouth College, USA. and a Board of Directors Certification from the UCLA Anderson School of Management, USA.

Anna Veiga Lluch

Ms. Anna Veiga Lluch has served as a director of Grifols, S.A. since December 2008. She was awarded a B.S. in Biological Sciences and received a Ph.D. in Biology (cum laude) from the Universidad Autónoma de Barcelona. She specializes in clinical embryology, reproductive genetics, embryonic and pluripotent stem cells research and bioethics. She was the IVF laboratory Director at the Reproductive Medicine Service at Institut Universitari Dexeus from 1982 to 2005.  She is currently the Director of the Stem Cell Bank at the Barcelona Centre for Regenerative Medicine, the Director of the Research and Development Biological Area of the Reproductive Service of the Institut Universitari Dexeus, and an associate professor at the Department of Experimental and Health Services of the Universidad Pompeu Fabra in Barcelona. She is also a member of the Board of Trustees of the Foundation Dexeus Women’s Health of Barcelona and an honorific member of the Institut Medico Farmacèutic de Cataluña. In 2004 she was awarded the Creu de Sant Jordi by the Generalitat de Catalunya, and in 2013 she received the Medal of Honour from the Catalan Parliament. In May 2015, she was awarded the degree of Doctor Honoris Causa from the Universitat Central de Catalunya.

Steven F. Mayer

Mr. Steven F. Mayer has served as a director of Grifols, S.A. since January 2011. He is currently the CEO of Iron Horse Acquisition Corp. and of Dedication Capital, LLC, private investment firms that he founded. From 2002 until 2018, he held a variety of senior positions with Cerberus Capital Management, L.P. and Cerebus California, LLC, affiliated private investment firms, culminating with serving as Senior Managing Director, Co-Head of Global Private Equity, and Chairman of the Cerberus Investment Committee.

Mr. Mayer holds Bachelor in Arts (cum laude) from Princeton University and a law degree (magna cum laude) from Harvard Law School. Mr. Mayer has served as a member of the board of directors or equivalent body of a large number of companies in a wide variety of industries in the United States and Europe, and is currently a member of the Board of Supervisors of Syntellix AG.

Luís Isasi Fernández de Bobadilla

Mr. Luís Isasi Fernández de Bobadilla has served as a director of Grifols, S.A. since May 2011. He is Managing Director of Morgan Stanley in Spain and Country Head for the Iberia region. He joined Morgan Stanley in London in 1987. Prior to that, he served as executive director at First Chicago Ltd. in London and, previously, worked in New York for the Latin American department of Morgan Guaranty Trust Co. Mr. Isasi started his professional career in Abengoa, in Seville (Spain) in 1977. Mr. Isasi has a Bachelor’s Degree in Business and Economics from the University of Seville, and holds an MBA from Columbia Business School.

Belén Villalonga Morenés

Ms. Belén Villalonga Morenés has served as a director of Grifols, S.A. since May 2013. She is a Professor of Management at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at Harvard Business School. She serves as an independent director at Acciona, a leader in the renewable energy and infrastructure businesses, since 2006. She was also an independent director and President of the Strategy Committee at Talgo, a high-speed train manufacturer, until July of 2018. She is also a Senior Associate Partner at Cambridge Advisors to Family Enterprise, a family business consulting company. Her teaching, research, and consulting activities are in the areas of corporate strategy, finance, and governance, with a special focus on family-controlled companies. Her award-winning research, which has been published in the top academic journals, has been cited extensively in academic articles and in the international media. She holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a second Ph.D. in Business Economics from the Complutense University of Madrid and a B.A. in Economic and Management Sciences from the Colegio Universitario de Estudios Financieros in Madrid. Before starting her doctoral studies, she worked at McKinsey & Co. in Paris.

Marla E. Salmon

Ms. Marla E. Salmon has served as a director of Grifols, S.A. since May 2014. She is a Professor at the University of Washington (USA), with appointments in nursing, global health, and public policy and governance. Her career has focused on health policy and capacity building in both global and U.S. contexts, working with governments, international agencies and other health-related entities. Her recent work focuses on social enterprise and development in the health sector.

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

Ms. Salmon holds a doctorate in health policy and administration from Johns Hopkins University, degrees in political science and nursing from the University of Portland, and was a Fulbright Scholar at the University of Cologne (Germany).  She holds two honorary doctoral degrees recognizing her national and international service, and is a member of the National Academy of Medicine.

Carina Szpilka Lázaro

Ms. Carina Szpilka Lázaro has served as a director of Grifols, S.A. since May 2015. She earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an Executive MBA from the Instituto de Empresa de Madrid. She began her professional career in the financial sector working at Banco Santander and Argentaria (now part of BBVA).  In 1998 she was part of the team that founded ING Direct in Spain, where she held the position of CEO from 2010 to 2013, having previously held that position in ING Direct France from 2008 to 2010. She is currently an independent director at Abanca and Meliá Hotels International, as well as a partner at KFund Venture Capital and Chairwoman of Adigital. In 2011 she was given the “Female Executive of the Year” award by the Spanish Federation of Female Directors, Executives, Professionals and Entrepreneurs (Federación Española de Mujeres Directivas - FEDEPE).

Iñigo Sánchez-Asiaín Mardones

Mr. Iñigo Sánchez-Asiaín Mardones has been the Lead Independent director of the Board since May 2015.  He earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. In 2010 he founded Portobello Capital, where he remains a partner and a member of the Executive Committee and Investment Committee at Portobello Capital. Mr. Sánchez-Asiaín has used his position at Portobello Capital to spearhead investments in companies in which he is Chairman and member of the Executive Committee, such as Angulas Aguinaga or Multiasistencia. Previously, from 1993 to 2005, he was Deputy General Director at Banco Santander and from 2005-2010 was a partner and member of the board of directors of Ibersuizas Gestión SGECR, S.A. He is also a member and former chairman of the Executive Committee at the Harvard Club of Spain.

Biography of the Secretary Non-Member of the Board

Nuria Martín Barnés

Ms. Nuria Martín Barnés served as Vice-Secretary Non-Member of the Board of Directors from 2001 to 2015, and has served as Secretary Non-Member of the Board of Directors since 2015. Ms. Martín has been the managing Partner at Osborne Clarke Spain since July 1, 2017.  Prior to joining Osborne Clarke she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986. Ms. Martín is also secretary and member of the board of directors of Compañía General de Inversiones, S.I.C.A.V., S.A., Gesiuris Asset Management, S.G.I.I.C., S.A., CAT Patrimonis, S.I.C.A.V., S.A., URC Patrimonis, S.I.C.A.V., S.A. and Technetix Spain, S.L. Ms. Martín earned her law degree from the University of Barcelona.

Senior Management

Our senior management currently consists of the following persons:

Name	Age	Title	Since
Raimon Grifols Roura	55	Co-CEO	2017
Víctor Grifols Deu	42	Co-CEO	2017
Alfredo Arroyo Guerra	61	Chief Financial Officer	2013
Miguel Pascual Montblanch	59	President, Commercial Operations Support	2018
Vicente Blanquer Torre	58	VP Quality and Regulatory Affairs	2016
Mateo Florencio Borrás Humbert	63	Chief Human Resources Officer	2013
Gregory Gene Rich	67	President and Chief Executive Officer of Grifols Shared Services North America, Inc.	2015
David Ian Bell	64	General Counsel and Chief Innovation Officer	2016
Nuria Pascual Lapeña	55	VP, CORP Treasury & Investor Relations	2015
Lafmin Morgan	54	Chief Commercial Officer	2018
Carsten Schroeder	53	President of the Diagnostic Commercial Division	2018
Jose Oriol Duñach Fulla	62	President of the Diagnostic Industrial Group	2013
Eduardo Herrero Jiménez	50	President of Bioscience Industrial Group	2017
Daniel Fleta Coit	48	Chief Industrial Officer	2019
Robert Jagt	53	President of the Hospital Commercial Division	2018
Luis Twose Garçon	42	Managing Director Laboratorios Grifols	2018
Joel Abelson	60	President of the Bioscience Commercial Division	2018
Alberto Grifols Roura	60	President of the Bio Supplies Division	2018
Matt Murawski	53	VP, Diagnostic Research and Innnovation & Project Management	2017
Maria Teresa Rioné Llano	54	VP, Corporate Communications	2018
Albert Grifols Coma-Cros	41	President, Grifols Worldwide Operations	2018
Xavier Sueiras Gil	50	Chief IT Officer	2018

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

Miguel Pascual Montblanch

Mr. Pascual has served as our President Commercial Operations Support (previously President Operations Network) since 2012 and he is also a member of the board of worldwide Grifols commercial affiliates. He joined us in 1974 and has held several positions since that time, beginning as General Manager of Grifols Movaco S.A. until 2007. He was also General Manager of Iberoamerica Sales from June 2007 until 2012.

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

David Ian Bell

Mr. Bell has been the General Counsel NA since 2003 and Chief Innovation Officer since 2016. Mr. Bell joined us as a Corporate Vice President of Grifols Shared Services North America, Inc. (previously Grifols, Inc.) in July 2003. He also serves as a member of our Executive Committee in Spain. He additionally serves on the boards of numerous companies affiliated to Grifols. Mr. Bell is responsible for all legal activities of our U.S. operations, including litigation, mergers and acquisitions, real estate transactions, intellectual property and contracts. He is also responsible globally for the innovation activities of the Company. Prior to joining us, Mr. Bell was Vice President and General Counsel for Alpha. He also spent time as a partner at the U.S. law firm of Knapp, Petersen & Clarke where he specialized in complex litigation involving healthcare, pharmaceutical and biotechnology regulation and liability. Mr. Bell attended the University of California, Irvine, Southwestern University School of Law and a postgraduate program at Harvard Law School. He is a member of the California State Bar and is admitted to practice before the United States Supreme Court as well as numerous federal appellate and district courts.

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

Carsten Schroeder

Mr. Schroeder became President of the Grifols Diagnostic Commercial division in 2014. Prior to joining Grifols, Mr. Schroeder was president of Novartis Diagnostics, where he led growth in the global Transfusion Medicine market and oversaw improvements in manufacturing, quality, and commercial operations. At Novartis, Mr. Schroeder was a member of the Vaccines & Diagnostic Division Executive Committee and served as site head for the Company’s Emeryville campus. He joined Novartis Diagnostics in 2010 as Vice President of Commercial Operations for the EMEA region. Mr. Schroeder has held executive positions with Boston Scientific and positions of increasing responsibility at Mallinckrodt (now Covidien) and Boehringer Ingelheim. Mr. Schroeder holds an MBA from the European School of Management in Paris (ESCP) and a Bachelor of Arts in Economics from the University of Cologne in Germany.

Lafmin Morgan

Mr. Morgan has been Chief Commercial Officer since July 2018 and had been President of the Global Bioscience Division for Grifols since 2014. Previously, Mr. Morgan led the Global Marketing function for all Grifols divisions, Bioscience, Hospital and Diagnostics. Mr. Morgan also served as Grifols North American Vice President and General Manager for Pulmonary in 2011. Mr. Morgan joined Grifols (then Talecris) in 2010. He was the Vice President of Product Management at Talecris Biotherapeutics where he was responsible for the marketing of Gamunex-C, Prolastin-C, Thrombate, Koate —DVI and the company’s line of Hypermune products. Prior to Grifols, Mr. Morgan worked at GSK for 20 years. During that time, he held a variety of positions in a number of different functional areas. Mr. Morgan holds a Bachelor’s Degree in Business Administration and an MBA from the University of North Carolina in Chapel Hill.

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

Luis Twose Garçon

Mr. Twose joined us in 2002 and has held several positions since that time, progressing from project engineer in Grifols Engineering, S.A. to director of the manufacturing plant in Parets (Spain) of Laboratorious Grifols S.A. and acting later as Deputy Managing Director of Laboratorios Grifols S.A. Since July 2018, Mr. Twose has served as Managing Director of Laboratorios Grifols S. A. Mr. Twose received a degree in Industrial Engineering from the Universitat Politècnica de Catalunya in 2001.

Daniel Fleta Coit

Mr. Fleta joined us in 2001 and since January 2019 he has been our Chief Industrial Officer. Previously, Mr. Fleta served as Deputy Chief Industrial Officer and Managing Director Grifols Engineering S.A. from 2011 to 2018. Beginning in 2005, he has served as Director Pharmaceutical Projects. Mr. Fleta received a degree in Industrial Engineering from the Institut Químic de Sarrià in 1995.

Eduardo Herrero Jimenez

Mr. Herrero joined us in 1998 and since January 2018 he has been our President Bioscience Industrial Group. Previously, Mr. Herrero served as President and Managing Director of Biomat, S.A. from 2009 to 2015. Beginning in 2002, he had served as Manager Regulatory Affairs. Mr. Herrero received a Master’s Degree in Pharmacy from the Universitat Politècnica de Barcelona in 1991.

Robert Jagt

Mr. Jagt joined us in 2014 as Vice President Commercial Services and since July 2017 he has been our President of Hospital Commercial division (previously President Hospital Operations Network). Previously, Mr. Jagt served as Vice President Bioscience Commercial Services & Controlling. Mr. Jagt holds a Bachelor of Arts, Business & Economics from Wheaton College, Illinois.

Joel Abelson

Mr. Abelson joined us in 2006 and since 2018 he has been our President Bioscience Commercial division. Previously, Mr. Abelson served as President Global Bioscience Sales & Commercial Operations and Corporate Vice President Commercial NA Operations from 2013 to 2016. Beginning in 2011, he has served as President NA Commercial Operations. Mr. Abelson holds a Bachelor of Arts from the Carleton University in Ottawa and a Master’s in Public Administration from the University of Toronto.

Alberto Grifols Roura

Mr. Grifols joined us in 1985 and since 2018 has served as President Bio Supplies division. Previously he has held several positions, such as; Managing Director of Grifols Argentina S.A., Managing Director of Biomat S.A., Managing Director of  Laboratorios Grifols; and President Instituto Grifols, S.A. from 2011 to 2016. Mr. Grifols received a Master’s degree in Industrial

Engineering from the Universitat Politècnica de Terrassa in 1985.

Matt Murawski

Mr. Murawski joined us in 2007 as Vice President of both Diagnostic Research and Innovation Management and Project Management. Previously, he was the senior executive responsible for business alliances and project execution at Hologic where he coordinated and monitored diagnostic innovation projects, including internal and external investments. Mr. Murawski holds a Bachelor of Science, Finance and a Master’s in Business Administration from DePaul University - Kellstadt School of Business.

Maria Teresa Rioné Llano

Ms. Rioné joined Grifols in 2018 as Vice President of Corporate Communications. Prior to Grifols, Ms. Rioné was Senior Director of Communications Western Europe at Nike Corporation. Ms. Rioné is a graduate in Law with honors in Commercial Law from Universitat de Barcelona and a Master’s in Marketing and Sales Management from IE Business School.

Albert Grifols Coma-Cros

Mr. Grifols Coma-Cros joined Grifols in 2004 and since 2018 serves as President at Grifols Worldwide Operations Limited on a full-time basis. He previously held positions with us as Corporate Cash Manager and Global Treasury Director, a job that he has combined with his position in Global Treasury since October 2016. Mr. Grifols Coma-Cros received a degree in Business Administration from the Universitat Autònoma de Barcelona in 2004.

Xavier Sueiras Gil

Mr. Sueiras joined us in 1997 and has held several positions since that time, starting as Manufacturing Director in Laboratorios Grifols, S.A., later becoming Project Director from 2005 to 2012 in Grifols, S.A. and then working as VP NA Information Technology and VP Global IT from 2012 to 2015. Since 2018, Mr. Sueiras has served as Chief IT Officer. Mr. Sueiras received a degree in Industrial Engineering from the Universitat Politècnica de Catalunya in 1994.

Family Relationships

Mr. Raimon Grifols Roura, director and one of our Chief Executive Officers, Mr. Alberto Grifols Roura, President of Bio Supplies division and Mr. Víctor Grifols Roura, a director and non-executive Chairman of the Board, are brothers.

Mr. Raimon Grifols Roura is the uncle of Mr. Víctor Grifols Deu, both being directors and co-Chief Executive Officers.

Mr. Alberto Grifols Roura, the President of Bio Supplies division, is the uncle of Mr. Victor Grifols Deu, one of the co-Chief Executive Officers.

Mr. Víctor Grifols Deu, director and one of our co-Chief Executive Officers, is the son of Mr. Víctor Grifols Roura, a director and the non-executive Chairman of the Board.

Messrs. Víctor Grifols Roura, Alberto Grifols Roura and Raimon Grifols Roura are the grandchildren of Mr. José Antonio Grifols i Roig, our founder.

Mr. Raimon Grifols Roura, director and one of our Chief Executive Officers, Mr. Alberto Grifols Roura, President of Bio Supplies division and Mr. Victor Grifols Roura, a director and non-executive Chairman of the Board, are cousins of Mr. Albert Grifols Coma-Cros, the President of Grifols Worldwide Operations.

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

As a result, in 2018, the following directors received compensation in their condition as such, namely, Ms. Anna Veiga Lluch, Mr. Steven F. Mayer, Mr. Luís Isasi Fernández de Bobadilla, Ms. Belén Villalonga Morenés, Ms. Marla E. Salmon, Ms. Carina Szpilka Lázaro and Mr. Iñigo Sánchez Asiaín Mardones.

As of the date of this annual report on Form 20-F, Ms. Anna Veiga Lluch, Mr. Luís Isasi Fernández de Bobadilla, Mr. Steven F. Mayer, Ms. Belén Villalonga Morenés, Ms. Marla E. Salmon, Ms. Carina Szpilka Lázaro and Mr. Iñigo Sánchez-Asiaín Mardones are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Messrs.  Dagá, Glanzmann and Riera serve as external directors (and not independent) and Mr. Víctor Grifols Roura serves as proprietary director (and not independent) in conformity with Spanish rules.

The total compensation paid to directors in 2018, in the aggregate, amounted to €6.7 million. Of the total director compensation amount, the executive directors (consejeros ejecutivos) and Mr. Ramón Riera Roca, who was an executive director until June 30, 2018, received €2.8 million (€1.8 million in fixed compensation in cash and €976 thousand in variable compensation in cash for their service as executive directors). It must be noted that Mr. Ramón Riera Roca, who was an executive director until June 30, 2018, and the executive director Mr. Víctor Grifols Deu’s RSUs allocated in fiscal year 2016, had a vesting period of 2 years and 1 day, and vested in 2018. Consequently, in 2018 both of them were awarded Class B shares with an equivalent value of €476 thousand and €44 thousand, respectively. External directors (other than those who render remunerated professional service to us) received €844 thousand.  These figures include accruals for contingent or deferred compensation.  None of our directors received attendance fees for meetings of the Board or committees of the Board.  Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

With respect to the €976 thousand received by the executive directors and Mr. Ramón Riera Roca in variable compensation, this amount corresponds to 50% of the total amount of variable compensation in the case of the executive directors. The remaining 50% was paid in Class B ordinary shares with a vesting period for delivery of two years and one day. Mr. Ramón Riera received all of the variable compensation in cash.

The remuneration of the Chairman of the Board for year 2018 was a fixed annual amount of €965 thousand, as established under the Company’s directors’ remuneration policy. The Chairman of the Board will no longer receive a variable remuneration. The remuneration of Mr. Grifols has been determined taking into account his proven experience as director and Chairman of the Company, in addition to his knowledge in the sector where the Company operates. When deciding the remuneration of Mr. Grifols, which is the same fixed amount he had when he held an executive position, excluding any variable amount, the additional duties that he will carry out, as well as those set out in the Spanish Companies’ Act for the position of Chairman of the Board, were taken into account.

Additionally during 2018, the Chairman received payment for his executive role in certain activities in prior years. In March 2018 he received RSUs allocated in fiscal year 2016, which had a vesting period of 2 years and 1 day. Hence, in 2018 he was awarded Class B shares with an equivalent value of €645 thousand.

Compensation of Senior Management

In 2018, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €16,070,290 in the aggregate.  This figure includes accruals for contingent or deferred compensation earned in respect of 2018 service. The breakdown of the aggregate amount paid to such senior management for discharging their duties in 2018 is set forth in the table below.

Component	Amount Paid in 2018
Salaries	€9,692,114
Variable Compensation	€6,378,176
Stock options or other securities	—
Other — e.g., life and health insurance	€106,713
Other — e.g., pensions/savings	€61,016

The above variable compensation includes €3,427,611 in RSUs allocated in fiscal year 2016, which had a vesting period of 2 years and 1 day, and have vested in 2018.

Salaries paid in U.S. dollars have been calculated at the exchange rate between the U.S. dollar and the euro of U.S. $1.1533 to €1.00.

The Company has established a Restricted Share Unit Retention Plan, or RSU Plan, for eligible employees. Under the RSU Plan, an employee can elect to receive up to 50% of their yearly bonus in non-voting Class B shares or ADSs, and we will match their RSUs with an additional 50% of such employee’s election of RSUs, or Additional RSUs. Our Class B shares and ADSs are valued at the date of payment of the bonus such employee has elected to receive and no cash dividends will be paid with respect to these shares. These RSUs will have a vesting period of two years and one day and will subsequently be exchanged for Class B shares or ADSs representing Class B shares. If an eligible employee leaves the Company, or is terminated before the end of the vesting period, they will not be entitled to the Additional RSUs. This commitment is treated as equity-settled and the total amount was €12,652,000. At December 31, 2018, the Company had settled the RSU Plan for an amount of €7,914,000.

Equity and Other Incentive Programs

In 2018, no compensation was paid pursuant to a profit sharing plan or any stock option and no other equity compensation was awarded to any of our directors or senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2018 was €49,423.39 or $57,000,000. In addition, the Company made contributions to the pension plan of one member of senior management who resides in Canada, in the amount of €11.593 or CAD17.723. In 2018, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

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

Pursuant to the Articles of Association the Board may hold meetings by videoconference, conference call or by any other distance communication systems as long as said communications take place in real time and therefore, in one sole act, and both the identity of the participating or voting individual and the security of the electronic communications, are properly guaranteed.

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

Termination Benefits

We have entered into employment contracts with all members of our senior management that entitle them to unilaterally rescind their employment contracts and receive termination benefits of two to five years’ salary in the event that we undergo a change of control.  In addition to this, six members of our senior management are contractually entitled to termination benefits of one to four years’ salary under certain circumstances other than a change of control.

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

D.                                    Employees

The table below indicates the number of employees by department as of December 31, 2018, 2017 and 2016:

Department	2018	2017	2016
Manufacturing	17,147	14,577	11,400
Research & development — technical area	984	963	812
Administration and others	1,396	1,112	1,095
General management	254	230	238
Marketing	184	187	168
Sales and distribution	1,265	1,227	1,164
Total	21,230	18,296	14,877

The table below indicates the number of employees by geographic region as of December 31, 2018, 2017 and 2016:

Geographic Region	2018	2017	2016
Spain	3,858	3,649	3,430
North America	15,330	13,671	10,557
Rest of the World	2,042	976	890
Total	21,230	18,296	14,877

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

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents.  All of our employees are covered under this policy.  We implemented a defined contribution pension plan in all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees.  Our contribution to this pension plan was €777,000 in 2018, compared to €725,000 in 2017 and €674,000 in 2016.  We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended.  We make fully vested matching contributions to the savings plan which totaled $20.7 million for 2018, compared to $18.9 million in 2017 and $17 million for 2016.  For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law.  The pension cost relating to this plan is not material.

E.                                    Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2018 see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

Item 7.                                                         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth certain information, including information regarding beneficial ownership of our Class A (voting) shares as of December 31, 2018, for (i) our major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to us to be the beneficial owner of more than 3% of our Class A shares or 1% of our Class A shares in the event of a person or entity domiciled in a tax haven, (ii) each of our directors and (iii) each member of our senior management. As of that date, there were a total of 426,129,798 Class A shares issued and outstanding.

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

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Major Shareholders
Deria S.A.(1)	37,970,661	8.91
Scranton Enterprises B.V.(2)	36,953,048	8.67
Thorthol Holdings B.V.(3)	30,085,532	7.06
Núria Roura Carreras (4)	26,224,374	6.15
Blackrock, Inc. (5)	18,748,942	4.40
Oppenheimerfunds Inc. (6)	13,064,750	3.07
Jupiter Fund Management PLC (7)	12,967,000	3.04
Ako European Long-Only Master Fund Ltd (8)	4,349,404	1.02
Fidelity International Limited (9)	4,364,423	1.02

Directors
Víctor Grifols Roura	880,900	*
Ramón Riera Roca	338,170	*
Thomas H. Glanzmann (10)	167,122	*
Tomás Dagá Gelabert	103,796	*
Anna Veiga Lluch	200	*
Luís Isasi Fernández de Bobadilla	200	*
Víctor Grifols Deu	14,620	*
Steven F. Mayer	—	—
Belén Villalonga Morenés	—	—
Marla E. Salmon	—	—
Iñigo Sánchez-Asiaín Mardones	—	—
Raimon Grifols Roura	2,780	*
Carina Szpilka Lázaro	1,490	—

Senior Management
Gregory Gene Rich	239,200	*
Vicente Blanquer Torre	44,754
David Ian Bell	20,000	*
Nuria Pascual Lapeña	19,592	*
Mateo Florencio Borrás Humbert	982	*
Alfredo Arroyo Guerra	—	—
Lafmin Morgan	—	—
Carsten Schroeder	—	—
Miquel Pascual Montblanch	15,000	*
Jose Oriol Duñach Fulla	30,418	*
Eduardo Herrero Jiménez	—
Daniel Fleta Coit	—
Robert Jagt	—
Luis Twose Garçon	—
Joel Abelson	—
Alberto Grifols Roura	27,000
Matt Murawski	—
Maria Teresa Rioné Llano	664
Albert Grifols Coma-Cros	84,000
Xavier Sueiras Gil	—

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

(7)                                 Jupiter Fund Management PLC has indirect voting rights over 12,967,000 of our Class A shares.

(8)                                 Ako European Long-Only Master Fund Ltd has indirect voting rights over 4,349,404 of our Class A shares. As of the date of this report, Ako European Long-Only Master Fund Ltd holds less than 1% of Class A shares. As of January 29, 2019, it has indirect voting rights over 4,258,245 of our Class A shares.

(9)                                 Fidelity International Limited has indirect voting rights over 4,364,423 of our Class A shares.

(10)                          24,000 Class A shares are held indirectly through Glanzmann Enterprises AG, and 106,000 Class A shares are held indirectly through Opulenta Holdings Ltd.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person.  We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

In accordance with Spanish reporting requirements, the following transfers of shares were reported to the Spanish National Securities Market Commission (Spanish Comisión Nacional del Mercado de Valores), or (“CNMV”), as of December 31, 2018:  Oppenheimer International Growth Fund communicated to the Spanish National Securities Market Commission that on May 21, 2018 its holding of Class A shares fell below 3%.

Fidelity International Limited communicated to the CNMV that on August 20, 2018 its holding of Class A shares fell below 1%. Fidelity International Limited communicated to the CNMV that on October 23, 2018 its holding of Class A shares reached above 1%. Ako European Long-Only Master Fund Ltd communicated to the CMNV that on November 15, 2018 its holding of Class A shares reached above 1%.

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

B.                                    Related Party Transactions

Sale of Haema AG and Biotest US Corporation

In December 2018, we sold our 100% stake in Haema AG and Biotest US Corporation to Scranton Plasma B.V., one of our major shareholders and a related party, for a total of $538 million. Scranton Enterprises B.V. financed the purchase in part through a loan from Grifols Worldwide Operations Limited for an initial principal sum of the euro equivalent of $95 million, with an interest rate of EURIBOR plus 200 basis points. As of December 31, 2018, the euro equivalent of $95 million was outstanding on the loan. As of March 31, 2019, the euro equivalent of $95 million was outstanding on the loan.

We will have the ability to repurchase the shares sold to Scranton Plasma B.V. at any time. Our Plasma Supply Agreement in place with Haema and Biotest has been extended for a 30-year period and we continue to operate the companies’ plasma centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Financial Condition and Results of Operations - Acquisitions - Acquisition and Sale of Haema AG and Biotest Corporation” above.

Charitable Contributions

In 2018, we contributed to two charitable foundations, the Mr. Víctor Grifols i Lucas Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics.  It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas.  The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives.  Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Raimon Grifols Roura, our Chief Executive Officer, and Mr. Víctor Grifols Roura, a proprietary director and non-executive Chairman of the Board.  We contributed €0.4 million, €0.4 million and €0.4 million to the Víctor Grifols i Lucas Foundation in 2018, 2017 and 2016, respectively.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes.  The Probitas Private Foundation was founded by us in 2008.  Messrs. Raimon Grifols Roura, our Chief Executive Officer, and Tomás Dagá Gelabert, one of our directors, are patrons of the Probitas Private Foundation. We contributed €5.4 million, €6.8 million and €4.9 million to the Probitas Private Foundation in 2018, 2017 and 2016, respectively. We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

The Jose Antonio Grifols Lucas Foundation provides grants for education and research into the science of plasmapheresis. Additionally, the foundation assists plasma donors who may be unable to care for themselves. We did not contribute to the Jose Antonio Grifols Lucas Foundation in 2015, 2016 and 2017.

Consultant Agreement

In 2011, subsequent to the Talecris acquisition, one of our directors entered into a consulting services contract for a term of three years, pursuant to which he received compensation in the amount of $1.0 million per year with an additional $2.0 million payable upon the fulfillment of certain conditions.  In 2015, we extended this contract for a term of two years. In each of 2016, 2017 and 2018 we paid such director $1.0 million pursuant to this agreement. The consulting services contract will not be renewed during 2019.

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

The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years.  We filed our first compliance report, pursuant to paragraph IX.B of the Consent Order, on July 20, 2012.  Grifols filed its seventh compliance report in July 2018. There has been no further action by the FTC. Our next compliance report is due in July 2019.

Antitrust Approval of Biotest Pharmaceuticals Corporation Acquisition

In August 2018, the FTC issued a consent order which allowed the acquisition of 24 donor centers and required the divestiture of three centers to Kedrion. The consent order requires annual reports to be made to the FTC for a period of 10 years. The first annual compliance report is due in March 2020.

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law.  The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries.  This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €35.6 million at December 31, 2018.

At the general shareholders’ meeting held on May 25, 2018, our shareholders approved a dividend of €0.204 for each Class A share, for an aggregate dividend of €86.9 million, which was paid to the Class A shareholders on June 5, 2018.  Additionally, on October 26, 2018, our Board approved an interim dividend of €0.20 for each Class A share, for an aggregate interim dividend of €85.2 million, which was paid to the Class A shareholders on December 4, 2018.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that profits for the year ended December 31, 2018, in the amount of €91 million be transferred to reserves.

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

At the general shareholders’ meeting held on May 25, 2018, our shareholders approved a dividend of €0.204 for each Class B share, for an aggregate dividend of €52.6 million, and a preferred dividend of €0.01 for each Class B share, for an aggregate preferred dividend of €2.6 million, which were paid to the Class B shareholders on June 5, 2018.  Additionally, on October 26, 2018, our Board approved an interim dividend of €0.20 for each Class B share, for an aggregate interim dividend of €51.5 million, which was paid to the Class B shareholders on December 4, 2018. It is worth noting that the treasury Class B shares did not receive either dividend mentioned above.

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

Our Class B ADSs have been listed and traded on the NSADAQ Global Select Market under the symbol “GFRS” since June 2, 2011.

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia.  The majority of the transactions conducted on them are done through the Spanish Automated Quotation System.  During 2018, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Law 2/2011, of March 4, 2011, on Sustainable Economy (Ley de Economía Sostenible) amended the Securities Market Act’s provisions related to the requirements for annual reports on corporate governance and management reports.  The Law also made certain corporate governance and shareholder disclosure recommendations in the Spanish Unified Good Governance Code for Listed Companies (Código Unificado de Buen Gobierno de las Sociedades Cotizadas), or CNMV Governance Code, regarding the composition of boards of directors and its committees and the qualification of directors as executive, proprietary or independent mandatory. The current Spanish Good Governance Code for Listed Companies was approved on 2015. It unified the recommendations and principles that are applicable to Spanish listed companies; removed some principles and recommendations of the Unified Good Governance Code for Listed Companies that were written into Spanish legislation and introduced some recommendations on the corporate social responsibility of listed companies.

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

Royal Legislative Decree 14/2018, of September 28, 2018, amended the Securities Market Act to integrate into the Spanish legal system Directive 2014/65/EU of the European Parliament and of the Council of May 15, 2014, on markets in financial instruments. It is aimed at improving the soundness, transparency and regulation of the Spanish Financial Market´s trading activities, increasing the investor protection and harmonizing the regulations of the Spanish Financial Markets market regulations with the rest of the countries in the Union. The directive has been further integrated into the Spanish legal system by Royal Decree 1464/2018, of December 21, 2018.

Royal Legislative Decree 19/2018, of November 23, 2018, on payment services and other urgent financial measures amends among others, the Securities Market Act in order to integrate into the Spanish legal system, and Regulation (EU) No. 596/2014, on market abuse. The main novelties introduced to the Securities Market Act are (i) the distinction between the concepts of inside information and relevant information, (ii) the removal of the obligation to have an internal code of conduct for securities markets and (iii) the reduction of the notification threshold of people with management responsibilities.

On December 28, 2018, the Spanish Commercial Code, the Companies Act and the Audit Act were amended by Law 11/2018 in order to reinforce the disclosure of non-financial and diversity information, among others, of listed companies.  It introduced information and diversity obligations including (i) the obligation to prepare a non-financial information statement on environmental matters, social and employee-related matters, respect for human rights, anti-corruption and bribery matters and society matters and (ii) the obligation to ensure that the selection procedures for Company directors facilitate diversity in relation to age, disability and training as well as gender, experience and knowledge.

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

Item 10.                                                  ADDITIONAL INFORMATION

A.                                    Share Capital

Not Applicable.

B.                                    Memorandum and Articles of Association

The following is a summary of the material terms of our Articles of Association and Board Regulations, as amended and currently in effect.  This summary is not meant to be complete and is qualified in its entirety by reference to each of the Articles of Association and Board Regulations.  Because this is a summary, it does not contain all the information that may be important to you.  You should read the Articles of Association and Board Regulations carefully.  The current Articles of Association are included as Exhibit 1.1 and Exhibit 1.2 (English translation) to this annual report on Form 20-F.  The Articles of Association and the Board Regulations are also available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the headings “Investors — Corporate Governance — Articles of Association” and “Investors — Corporate Governance — Board of Directors, Regulations.”

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

At the general shareholders’ meeting held on May 26, 2017, the shareholders voted to amend our Articles of Association concerning the composition and functions of the Audit Committee, in order to conform its content to the latest amendments of the Companies Act introduced by the Audit Act currently in force. The shareholders also voted to amend the regulation of the general shareholders’ meeting, concerning the competences of the general shareholders’ meeting, in order to adapt its content to the latest amendments of the Companies Act, introduced by Law 5/2015 of promotion of business financing (Ley 5/2005 de fomento de la financiación empresarial), on matters of issuance of bonds and other securities. The amendment consists of eliminating the issuance of numbered series of bonds or other securities, whether convertible or not, that may recognize or create a debt expressly as a competence of the general shareholders’ meeting.  The shareholders also renewed the delegation of authority to apply for the listing of the Class A shares on NASDAQ, via Class A ADSs, within three years following the date of the meeting.

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

The full text of the amendments to the Articles of Association detailed above is available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the heading “Investors— Corporate Governance.”

General

As of December 31, 2018, our share capital was €119,603,705 and comprised:

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

Extraordinary meetings may be called by the Board whenever it deems it appropriate or at the request of one or more shareholders representing at least 3% of our share capital. The requesting shareholders must state in their request the matters to be addressed at the meeting.  Per Spanish Law and the Articles of Association, we are required to publish a “calling of the meeting,” which sets forth the matters to be voted on at each general shareholders’ meeting, at least one month prior to the date set for the meeting in at least:  (i) the Official Gazette of the Commercial Registry (Boletin Oficial de Registro Mercantil) or one of the local newspapers of wide circulation in the province where we are domiciled (currently Barcelona, Spain); (ii) CNMV’s website; and (iii) our website.

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

For an ordinary or extraordinary general meeting of shareholders to be duly constituted on the first call, the presence in person or by proxy of shareholders representing 25% of our issued voting share capital is required to constitue a quorum and proceed. If a quorum is not obtained on the first call, a meeting is validly convened on the second call regardless of the share capital in attendance.

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

•                                          any other amendment of the Articles of Association; and

•                                          a dissolution.

For purposes of determining the quorum, those shareholders who vote by mail or through the internet are counted as being present at the meeting, as provided by the regulations of the general shareholders’ meeting of Grifols, S.A (Reglamento de la Junta General de Accionistas).  Such regulations are available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the heading “Investors — Corporate Governance — Shareholders’ General Meeting — Regulations of the General Shareholders’ Meeting.”

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

In addition, pursuant to the Securities Market Act, any member of the Board and any parties closely related to any member of the Board must similarly report any acquisition or disposal of our shares (in this case, either Class A or Class B shares), derivatives or other financial instruments relating to our shares regardless of the size, including information on the percentage of voting rights which they hold as a result of the relevant transaction within five business days of such transaction. In this respect, Regulation (EU) No. 596/2014, on market abuse, introduces certain changes as regards notifications from directors. From a practical viewpoint, the transactions that may be notified are broadened, the notification period is reduced from 5 to 3 business days and the prohibition against directors and executives to trade during 30 calendar days before the publication of an interim or annual financial report (restricted periods or “blackouts”) is regulated. Royal Legislative Decree 19/2018, which amends the Securities Market Act and implements Regulation (EU) No. 594/2014, on market abuse, establishes that persons discharging managerial responsibilities, as well as persons closely associated with them, must report to Grifols and the CNMV any acquisition or disposal of our shares (in this case, either Class A or Class B shares), derivatives or other financial instruments relating to our shares, once the sum of the amounts of all transactions made within a calendar year reaches the amount of €20,000.

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

Spanish Wealth Tax

On September 16, 2011, Royal Decree 13/2011 approved the reintroduction of the Spanish wealth tax (originally introduced under Law 19/1991) for 2011 and 2012.  The Spanish wealth tax has been extended to apply through 2018 (in 2013 pursuant to Law 16/2012, of December 27, 2012, adopting various tax measures aimed at strengthening public finances and economic activity, in 2014, pursuant to Law 22/2013, of December 23, 2013 on the General State Budget for 2014, in 2015 pursuant to Law 36/2014, of December 26, 2014, on the General State Budget for 2015,  in 2016 pursuant to law 48/2015, of October 29, 2015, on the General State Budget for 2016, in 2017 pursuant to Royal Decree-Law 3/2016, of December 2, 2016, adopting measures in the tax field aimed at the consolidation of public finances and other urgent social security measures and in 2018 pursuant to law 6/2018, of July 3, 2018 on the General State Budget for 2018).  As a result, individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax, which imposes a tax on property located in Spain on the last day of any year.  The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes.  If the tax authorities take this view, individuals subject to the Spanish wealth tax will be taxed at marginal rates of 0.2% to 2.5% (as published by the Spanish Ministry of Economy and Public Administrations) of the average market value of their shares or ADSs during the last quarter of the relevant year, subject to a tax-free allowance of €700,000.

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

If you are a non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•                  dividend payments made to you outside the United States by us or another non-United States payor; and

•                  other dividend payments and the payment of the proceeds from the sale of shares or ADSs effected at a United States office of a broker, if the income associated with such payments is otherwise exempt from United States federal income tax; and:

•                                          the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker one of the following:

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

Impact of U.S. Federal Tax Reform

On December 22, 2017, the President signed into law H.R.1, commonly referred to as the Tax Cuts and Jobs Act, which significantly changed the Internal Revenue Code, including, a reduction in the corporate income tax rate, a new limitation on the deductibility of interest expense, a new tax on certain deductible payments made by a U.S. corporation to its foreign affiliates in order to prevent base erosion and significant changes to the taxation of income earned from foreign sources and foreign subsidiaries. The Tax Cuts and Jobs Act also authorizes the IRS to issue regulations with respect to the new provisions. We cannot predict how the changes in the Tax Cuts and Jobs Act, or regulations or other guidance issued under it, might affect materially the value of any investment in the Company’s shares or ADSs. Investors should consult their own tax advisors regarding the effects of the Tax Cut and Jobs Act on an investment in the Company or its shares or ADSs.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2018, equity would have increased by €506.1 million (€416.1 million at December 31, 2017) and profit would have increased by €4.1 million (€14.6 million at December 31, 2017).  This analysis assumes that all other variables are held constant, especially that interest rates remain constant.  A 10% weakening of the U.S. dollar against the euro at December 31, 2018, and 2017, would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest Rate Risk

Our interest rate risks arise from current and non-current borrowings.  Borrowings at variable interest rates expose us to cash flow interest rate risks.  The purpose of managing interest rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

A significant part of the financing obtained during 2018 accrues interest at fixed rates.  This fixed interest debt amounts to €1,000 million as of December 31, 2018, which represents 54% of our total debt in euros. The additional loans of €244 million in the aggregate from the European Investment Bank represent 13% of our total debt in euros.

Our senior euro denominated debt represented 12% of our total senior debt at December 31, 2018 and at December 31, 2017. Total fixed-interest debt represented a total of 19% of debt at December 31, 2018, and 19% at December 31, 2017.

As of December 31, 2018, we were not participating in hedging of Euros or U.S. dollars. In previous years, the fair value of interest rate swaps, contracted to reduce the impact of rises in variable interest rates (LIBOR and EURIBOR), were accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

If the interest rate had been 100 basis points higher during 2018, the interest expense would have increased by €53 million.  A 100 basis points decrease in interest rates during 2018 would have had the opposite effect for the amounts shown above.

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

As necessary.

Associated Fee	Depositary Action

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols, S.A. certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees.  It has covered all such expenses incurred by us during 2018 for an amount of $1.7 million.  The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

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

“IVIG” means intravenous immune globulin, which is a blood product administered intravenously. It contains the pooled IgG (immunoglobulin (antibody) G) extracted from plasma. It is mainly used as treatment in four major categories: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases, (iii) neurological diseases and (iv) acute infections.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018.  In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013).  Based on their assessment under these criteria, our management believes that, at December 31, 2018, our internal control over financial reporting is effective.

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

Item 16.C.                                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2018 and 2017, and breaks down these amounts by category of service:

	2018	2017
	(in thousands of euros)
Audit fees	5,000	4,983
Audit-related fees(1)	373	626
Tax fees	232	51
All other fees(2)	228	7
Total	5,833	5,667

(1)           Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors. 2017 fees mainly includes limited review of semi-annual financial statements for filing with the CNMV and a comfort letter delivered in connection with the refinancing of the notes.

(2)           All other fees primarily relate to contract compliance services and training.

The table below sets forth the total fees paid to other auditors for services performed in the years 2018 and 2017, and breaks down these amounts by category of service:

	2018	2017
	(in thousands of euros)
Audit fees	83	52
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	83	52

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

The following table includes information about our share purchases during 2018:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
—	—	—	—	—

As of December 31, 2018, we hold 3,818,451 Class B shares and no Class B ADS’s in treasury. There were no purchases during the year.

Item 16.F.                                       CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G.                                     CORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3).  We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3).  Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2018) and those followed by NASDAQ-listed U.S. domestic issuers.

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

Independence of the Audit Committee.  All of the members of our Audit Committee meet the independence criteria set out in NASDAQ Listing Rules.  Subsequent to the entry into force of Law 31/2014 and Law 22/2015, Spanish law requires that (a) the Audit Committee be composed of external directors (the majority of them being independent and one of them being appointed due to his knowledge and experience in accounting or auditing matters) and (b) the chairman of the Audit Committee is an independent director.  For a further discussion regarding the composition of our Audit Committee, see Item 6 of Part I, “Directors, Senior Management and Employees — C. Board Practices — Committees of the Board — Audit Committee.”

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

Internal Code of Conduct on Matters Related to the Securities Market and Business Ethics

Under NASDAQ Listing Rules, we are required to adopt a code of business conduct and ethics applicable to all directors, officers and employees, which must be publicly available. Under Spanish law, listed companies were previously required to have an internal code of conduct on matters related to the securities markets. However, with the entry into force of Royal Legislative Decree 19/2018, of November 23, 2018, on payment services and other urgent financial measures, this obligation has been removed.

Notwithstanding the above, Grifols will continue to apply the internal code of conduct for securities markets that was approved by the Board in its meeting held on October 28, 2016, in order to prevent insider trading, misconduct, and to control possible conflicts of interest.

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

1.1

Articles of Association (Estatutos) of Grifols, S.A. (English translation) (incorporated herein by reference to Exhibit 1.1 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

2.1

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636 filed July 12, 2012))

2.2

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed March 9, 2011)

2.3

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed May 18, 2009)

2.4

Senior Notes Indenture, dated as of April 26, 2017, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trust Services Limited, as trustee (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

2.5	Form of 3.200% Senior Note (included as Exhibit A to Exhibit 2.4)

4.1

Share and Asset Purchase Agreement, dated November 10, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. (f/k/a G-C Diagnostics Corp.) and Grifols, S.A. (incorporated herein by reference to Exhibit 4.1 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)†

4.2

Amendment No. 1 to Share and Asset Purchase Agreement, dated December 27, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. and Grifols, S.A. (incorporated herein by reference to Exhibit 4.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.3

Amendment No. 2 to Share and Asset Purchase Agreement, dated January 9, 2014, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. and Grifols, S.A. (incorporated herein by reference to Exhibit 4.3 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)†

4.4

Asset Purchase Agreement by and among Hologic, Inc., Grifols Diagnostic Solutions, Inc. and Grifols, S.A., dated as of December 14, 2016 (incorporated herein by reference to Exhibit 4.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

4.5	Agreement for Assets Purchase by Share Issue by and between Shanghai RAAS Blood Products Co., Ltd. And Grifols, S.A., dated as of March 7, 2019*

4.6

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

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-11 of this annual report on Form 20-F)

10.1	Plasma Supply Agreement, dated as of February 5, 2019, among Grifols, S.A., Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema AG*※

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101	Interactive Data File

*  Filed herewith.

†  Portions of the exhibit have been omitted pursuant to an order granting confidential treatment dated June 30, 2014 by the Commission.

※ Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Exchange Act. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and filed separately with the SEC.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2018 and 2017

SUMMARY

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2018 and 2017

SUMMARY

•	Appendices
	•	Appendix I Information on Group Companies, Associates and Others	F-101
	•	Appendix II Operating Segments	F-107
	•	Appendix III Changes in Other Intangible Assets	F-109
	•	Appendix IV Movement in Property, Plant and Equipment	F-111
	•	Appendix V Statement of Liquidity for Distribution of Interim Dividend	F-113

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Grifols, S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the Company) as of 31 December 2018 and 2017, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and cash flows for each of the years in the three-year period ended 31 December 2018, and the related notes and Appendix I to V (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grifols, S.A. and subsidiaries as of 31 December 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2018, in conformity with International Financial Reporting Standard as issued by the International Accounting Standard Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Auditores, S.L.

We have served as the Company’s auditor since 1990

Barcelona, Spain

5 April 2019

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2018 and 2017

(Expressed in thousands of Euros)

Assets	31/12/18	31/12/17

Goodwill (note 7)	5,209,230	4,590,498
Other intangible assets (note 8)	1,385,537	1,269,342
Property, plant and equipment (note 9)	1,951,983	1,760,053
Investments in equity-accounted investees (note 10)	226,905	219,009
Non-current financial assets
Non-current financial assets measured at fair value	7	47,046
Non-current financial assets not measured at fair value	107,594	22,843
Total non-current financial assets (note 11)	107,601	69,889
Deferred tax assets (note 27)	112,539	66,157
Total non-current assets	8,993,795	7,974,948

Inventories (note 12)	1,949,360	1,629,293
Trade and other receivables
Trade receivables	269,167	286,198
Other receivables	92,418	40,681
Current income tax assets	42,205	59,531
Trade and other receivables (note 13)	403,790	386,410
Other current financial assets (note 11)
Current financial assets measured at fair value	19,934	—
Current financial assets not measured at fair value	34,031	10,738
Total current financial assets (note 11)	53,965	10,738
Other current assets	42,344	32,354
Cash and cash equivalents (note 14)	1,033,792	886,521
Total current assets	3,483,251	2,945,316

Total assets	12,477,046	10,920,264

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2018 and 2017

(Expressed in thousands of Euros)

Equity and liabilities	31/12/18	31/12/17

Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	2,441,931	2,027,648
Treasury stock	(55,441)	(62,422)
Interim dividend	(136,747)	(122,986)
Profit for the year attributable to the Parent	596,642	662,700
Total equity	3,876,717	3,535,272

Available for sale financial assets	—	4,926
Other comprehensive Income	(554)	(656)
Translation differences	349,391	89,537
Other comprehensive expenses	348,837	93,807
Equity attributable to the Parent (note 15)	4,225,554	3,629,079
Non-controlling interests (note 17)	471,050	4,886
Total equity	4,696,604	3,633,965

Liabilities

Grants (note 18)	11,845	11,822
Provisions (note 19)	6,114	5,763
Non-current financial liabilities (note 20)	6,099,463	5,901,815
Other non-current liabilities	1,301	—
Deferred tax liabilities (note 27)	404,398	388,912
Total non-current liabilities	6,523,121	6,308,312

Provisions (note 19)	80,055	106,995
Current financial liabilities (note 20)	277,382	155,070
Current debts with related companies	7,079	—
Trade and other payables
Suppliers	561,883	423,096
Other payables	159,816	141,720
Current income tax liabilities	1,917	6,709
Total trade and other payables (note 21)	723,616	571,525
Other current liabilities (note 22)	169,189	144,397
Total current liabilities	1,257,321	977,987
Total liabilities	7,780,442	7,286,299

Total equity and liabilities	12,477,046	10,920,264

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

for the years ended 31 December 2018, 2017 and 2016

(Expressed in thousands of Euros)

	31/12/18	31/12/17	31/12/16
Continuing Operations
Net revenue (notes 6 and 23)	4,486,724	4,318,073	4,049,830
Cost of sales	(2,437,164)	(2,166,062)	(2,137,539)
Gross Profit	2,049,560	2,152,011	1,912,291
Research and Development	(240,661)	(288,320)	(197,617)
Selling, General and Administration expenses	(814,775)	(860,348)	(775,266)
Operating Expenses	(1,055,436)	(1,148,668)	(972,883)
Operating Result	994,124	1,003,343	939,408
Finance income	13,995	9,678	9,934
Finance costs	(293,273)	(263,344)	(244,829)
Change in fair value of financial instruments	—	(3,752)	(7,610)
Impairment and gains /(losses) on disposal of financial instruments	30,280	(18,844)	—
Exchange differences	(8,246)	(11,472)	8,916
Finance result (note 26)	(257,244)	(287,734)	(233,589)
Share of losses of equity accounted investees (note 10)	(11,038)	(19,887)	6,933
Profit before income tax from continuing operations	725,842	695,722	712,752
Income tax expense (note 27)	(131,436)	(34,408)	(168,209)
Profit after income tax from continuing operations	594,406	661,314	544,543
Consolidated profit for the year	594,406	661,314	544,543
Profit attributable to the Parent	596,642	662,700	545,456
Loss attributable to non-controlling interest (note 17)	(2,236)	(1,386)	(913)
Basic earnings per share (Euros) (see note 16)	0.87	0.97	0.80
Diluted earnings per share (Euros) (see note 16)	0.87	0.97	0.80

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2018, 2017 and 2016

(Expressed in thousands of Euros)

	31/12/18	31/12/17	31/12/16

Consolidated profit for the year	594,406	661,314	544,543
Items for reclassification to profit or loss
Translation differences	268,557	(532,389)	103,833
Translation differences / Cash Flow Hedge	—	—	(6,809)
Available for sale financial Assets	—	10,145	(5,219)
Equity accounted investees (note 10) / Translation differences	(9,270)	(27,134)	10,671
Cash flow hedges - effective part of changes in fair value	—	—	14,501
Cash flow hedges - amounts taken to profit or loss	—	—	(7,426)
Other comprehensive income	102	(14)	(4,810)
Tax effect	—	—	(2,462)
Other comprehensive income for the year, after tax	259,389	(549,392)	102,279
Total comprehensive income for the year	853,795	111,922	646,822
Total comprehensive income attributable to the Parent	856,598	113,441	647,667
Total comprehensive expense attributable to the non-controlling interests	(2,803)	(1,519)	(845)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2018, 2017  and 2016

(Expressed in thousands of Euros)

	31/12/2018	31/12/2017	31/12/2016
Cash flows from operating activities
Profit before tax	725,842	695,722	712,752
Adjustments for:	454,378	556,792	391,986
Amortization and depreciation (note 25)	228,609	215,490	201,869
Other adjustments:	225,769	341,302	190,117
(Profit) / losses on equity accounted investments (note 10)	11,038	19,888	(6,933)
Impairment of assets and net provision charges	(23,657)	66,047	(23,079)
(Profit) / losses on disposal of fixed assets (note 8 and 9)	(6,700)	1,551	(2,987)
Government grants taken to income (note 18)	(1,166)	(286)	(1,681)
Finance cost / (income)	232,962	263,657	236,034
Other adjustments	13,292	(9,555)	(11,237)
Change in operating assets and liabilities	(112,639)	(65,800)	(164,319)
Change in inventories	(231,670)	(165,508)	(173,003)
Change in trade and other receivables	(13,141)	80,112	(25,180)
Change in current financial assets and other current assets	(3,092)	(2,691)	(2,610)
Change in current trade and other payables	135,264	22,287	36,474
Other cash flows used in operating activities	(330,153)	(344,968)	(387,141)
Interest paid	(225,146)	(207,079)	(180,497)
Interest recovered	6,862	9,492	8,685
Income tax (paid) / received	(111,585)	(147,015)	(215,329)
Other recovered (paid)	(284)	(366)	—
Net cash from operating activities	737,428	841,746	553,278
Cash flows from investing activities
Payments for investments	(852,536)	(2,209,667)	(509,078)
Group companies, associates and business units (notes 3, 2 (b) and 10)	(524,081)	(1,857,210)	(202,727)
Property, plant and equipment and intangible assets	(307,722)	(322,973)	(292,690)
Property, plant and equipment	(231,983)	(251,507)	(249,416)
Intangible assets	(75,739)	(71,466)	(43,274)
Other financial assets	(20,733)	(29,484)	(13,661)
Proceeds from the sale of investments	70,669	23,787	2,426
Property, plant and equipment	550	762	2,426
Other financial assets	70,119	23,025	—
Net cash used in investing activities	(781,867)	(2,185,880)	(506,652)
Cash flows from financing activities
Proceeds from and payments for equity instruments	—	—	(11,766)
Payments for treasury stock (note 15 (d))	—	—	(12,686)
Sales of treasury stock (note 15 (d))	—	—	920
Proceeds from and payments for financial liability instruments	37,418	1,808,771	(80,149)
Issue	179,350	1,912,615	81,513
Redemption and repayment	(141,932)	(103,844)	(161,662)
Dividends and interest on other equity instruments	(275,783)	(218,260)	(216,151)
Dividends paid	(278,841)	(218,260)	(216,151)
Dividends received	3,058	—	—
Other cash flows from / (used in) financing activities	4,661	(156,446)	(21,492)
Financing costs included on the amortised costs of the debt	—	(142,288)	—
Other amounts from / (used in) financing activities	4,661	(14,158)	(21,492)
Transaction with minority interests with no loss of control (note 3)	386,207	—	—
Net cash from/(used in) financing activities	152,503	1,434,065	(329,558)
Effect of exchange rate fluctuations on cash	39,207	(98,419)	35,441
Net increase in cash and cash equivalents	147,271	(8,488)	(247,491)
Cash and cash equivalents at beginning of the year	886,521	895,009	1,142,500
Cash and cash equivalents at year end	1,033,792	886,521	895,009

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2018, 2017 and 2016

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

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2018, 2017 and 2016

(Expressed in thousands of Euros)

	Attributable to shareholders of the Parent
							Accumulated other comprehensive income
											Equity
				Profit attributable							attributable
	Share	Share		to	Interim	Treasury	Translation	Available for sale	Other comprehensive	Cash flow	to	Non-controlling
	capital	premium	Reserves	Parent	dividend	stock	differences	financial assets	income	hedges	Parent	interests	Equity

Balance at 31 December 2016	119,604	910,728	1,694,245	545,456	(122,908)	(68,710)	648,927	(5,219)	(642)	—	3,721,481	6,497	3,727,978
Translation differences	—	—	—	—	—	—	(559,390)	—	—	—	(559,390)	(133)	(559,523)
Available for sale financial assets	—	—	—	—	—	—	—	10,145	—	—	10,145	—	10,145
Other comprehensive income	—	—	—	—	—	—	—	—	(14)	—	(14)	—	(14)
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	(559,390)	10,145	(14)	—	(549,259)	(133)	(549,392)
Profit/(loss) for the year	—	—	—	662,700	—	—	—	—	—	—	662,700	(1,386)	661,314
Total comprehensive income / (expense) for the year	—	—	—	662,700	—	—	(559,390)	10,145	(14)	—	113,441	(1,519)	111,922
Net change in treasury stock (note 15 (d))	—	—	—	—	—	6,288	—	—	—	—	6,288	—	6,288
Acquisition of non-controlling interests (note 15 (c))	—	—	(346)	—	—	—	—	—	—	—	(346)	(43)	(389)
Other changes	—	—	6,475	—	—	—	—	—	—	—	6,475	(49)	6,426
Interim dividend	—	—		—	(122,986)	—	—	—	—	—	(122,986)	—	(122,986)
Distribution of 2016 profit
Reserves	—	—	422,548	(422,548)	—	—	—	—	—	—	—	—	—
Dividends	—	—	(95,274)	—	—	—	—	—	—	—	(95,274)	—	(95,274)
Interim dividend	—	—	—	(122,908)	122,908	—	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	333,403	(545,456)	(78)	6,288	—	—	—	—	(205,843)	(92)	(205,935)

Balance at 31 December 2017	119,604	910,728	2,027,648	662,700	(122,986)	(62,422)	89,537	4,926	(656)	—	3,629,079	4,886	3,633,965
Impact of new IFRS (note 2)	—	—	29,562	—	—	—	—	(4,926)	—	—	24,636	—	24,636
Balance at 31 December 2017 adjusted	119,604	910,728	2,057,210	662,700	(122,986)	(62,422)	89,537	0	(656)	0	3,653,715	4,886	3,658,601
Translation differences	—	—	—	—	—	—	259,854	—	—	—	259,854	(567)	259,287
Other comprehensive income	—	—	—	—	—	—	—	—	102	—	102	—	102
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	259,854	—	102	—	259,956	(567)	259,389
Profit/(loss) for the year	—	—	—	596,642	—	—	—	—	—	—	596,642	(2,236)	594,406
Total comprehensive income / (expense) for the year	—	—	—	596,642	—	—	259,854	—	102	—	856,598	(2,803)	853,795
Net change in treasury stock (note 15 (d))	—	—	—	—	—	6,981	—	—	—	—	6,981	—	6,981
Acquisition / Divestment of non-controlling interests (note 15 (c))	—	—	(3,462)	—	—	—	—	—	—	—	(3,462)	469,010	465,548
Other changes	—	—	(9,437)	—	—	—	—	—	—	—	(9,437)	(43)	(9,480)
Interim dividend	—	—		—	(136,747)	—	—	—	—	—	(136,747)	—	(136,747)
Distribution of 2017 profit:
Reserves	—	—	539,714	(539,714)	—	—	—	—	—	—	—	—	—
Dividends	—	—	(142,094)	—	—	—	—	—	—	—	(142,094)	—	(142,094)
Interim dividend	—	—	—	(122,986)	122,986	—	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	384,721	(662,700)	(13,761)	6,981	—	—	—	—	(284,759)	468,967	184,208

Balance at 31 December 2018	119,604	910,728	2,441,931	596,642	(136,747)	(55,441)	349,391	—	(554)	—	4,225,554	471,050	4,696,604

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

The Company aims to reinforce its strategic presence in China. In this regards, Grifols is currently in talks with Shangai RAAS Blood Products to explore a possible corporate transaction and reached an agreement with Boya-Pharmaceutical to open plasma centers in China.

(2)         Basis of Presentation

The Consolidated Financial Statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The Consolidated Financial Statements for 2018 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB)  which for Grifols Group purposes, are identical to the standards as endorsed by the International Financial Reporting Standards as adopted by the European Union (IFRS-EU) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2018, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for  the year then ended.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its Financial statements under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Board of Directors of Grifols, S.A. considers that these consolidated Financial statements of 2018 authorized for issue at their meeting held on 3 April 2019, will be approved by the shareholders without any modifications.

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2018 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own Financial statements in Ireland.

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

•                      Determination the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3.

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

(b)        Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2018, 2017 and 2016, as well as the consolidation method used in each case for preparation of the accompanying consolidated Financial statements.

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

Changes in associates and jointly controlled entities are detailed in note 10.

Changes in subsidiaries

In 2018:

•                  On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for a global amount of US Dollars 538,014 thousand. Scranton is an existing shareholder of Grifols (see note 3(b)).

•                  On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. has completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollars 286,454 thousand, after obtaining the consent of the US Federal Trade Commission (see note 3).

•                  On 19 March 2018, Grifols entered into an agreement with Aton GmbH for the purchase of 100% of the shares of German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. The closing of this transaction took place in June 2018 (see note 3).

•                  On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, suscribed a capital increase in the amount of US Dollars 98 million in the U.S company Goetech LLC, based in Denver, Colorado, trading as Medkeeper. As a result, Grifols holds a 54.76% interest in Medkeeper. Grifols and a majority position on the board of directors.

•                  On 12 January 2018 the Group acquired the remaining 50% of the voting rights of Aigües Minerals de Vilajuïga, S.A. and consequently Grifols holds 100% of the voting rights for a total amount of Euros 550 thousand.

In 2017:

•                  On 4 December 2017, Progenika Biopharma, S.A., transferred the total shares of Abyntek Biopharma, S.L. to a third party. No profit or loss was recognized on this transaction.

•                  On 11 October 2017, Grifols Diagnostic Solutions, Inc. acquired an additional 0.98% interest in Progenika Biopharma, S.A. from its non-controlling interests for a total amount of Euros 644 thousand in the form of a cash payment. As a result, Grifols owed 90.23% of Progenika’s share capital at 31 December 2017.

•                  On 24 July 2017, Grifols acquired an additional 40% interest in Kiro Grifols, S.L. for a purchase price of Euros 12.8 million. With this new acquisition, Grifols reached a 90% interest in equity of Kiro Grifols S.L. (see note 3(b)).

•                  On 13 March 2017, Progenika Latina, S.A. de C.V., was wound up. The assets and liabilities of Progenika Latina. S.A. de C.V were integrated into Progenika Biopharma, S.A.

•                  On 31 January 2017, Grifols closed the transaction for the asset purchase agreement to acquire Hologic’s business of NAT (Nucleic Acid Testing) donor screening unit, previously agreed on 14 December 2016, for a total amount of US Dollars 1,865 million (see note 3(a)).

•                  On 5 January 2017, the Group incorporated a new company called Chiquito Acquisition Corp.

•                  With effect as of 1 January 2017, Grifols Diagnostic Solutions, Inc. and Progenika, Inc. entered into a merger agreement. The surviving company was Grifols Diagnostic Solutions, Inc.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

In 2016 Grifols incorporated the following companies:

•                  PBS Acquisition Corp. (USA)

•                  Grifols Diagnostics Equipment Taiwan Limited (Taiwan)

•                  Grifols Innovation and New Technologies Limited (Ireland)

•                  On 12 December 2016, the Group company Grifols Innovation and New Technologies Limited subscribed to an increase in the share capital of VCN Biosciences, S.L. amounting to Euros 5 million. Following this capital increase, Grifols’ interest rose to 81.34% in 2016. Grifols subscribed to another capital increase on 16 November 2015 through the Group company Gri-Cel, S.A. for an amount of Euros 2,549 thousand (see note 3 (d)).

•                  With effect as of 1 November 2016, Grifols Brasil, Lda. and Gri-Cei, S.A. Produtos para Trasfusao entered into a merger agreement. The surviving company was Grifols Brasil, Lda.

•                  In August 2016 and July 2015 Araclon Biotech, S.L. carried out two share capital increases of Euros 6.7 million and Euros 6 million, respectively. After the latter capital increase Grifols’ interest rose to 73.22% (see note 15 (c)).

•                  In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG. in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After this acquisition, Grifols’ interest rose to 100%.

•                  On 3 March, 2016 the Group executed the call option on 32.93% of the shares in Progenika Biopharma, S.A. for Euros 25 million following the exercise of call and put options agreed in February 2013. Grifols paid 50% of this investment in Grifols B shares (876,777 shares) and the remaining 50% in cash. The Group guaranteed the selling shareholders the option to repurchase the Class B shares during the first five days following the sale date. As a result of this transaction, Grifols owns 89.25% of Progenika Biopharma, S.A.’s share capital at 31 December 2016.

•                  With effect as of 1 January 2016, Progenika Biopharma, S.A. and Brainco Biopharma, S.L. entered into a merger agreement. The surviving company was Progenika Biopharma, S.A.

(c)         Amendments to IFRS in 2018, 2017 and 2016

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Effective date in 2017

Mandatory application for annual periods beginning on or after:
Standards		IASB effective date	EU effective date
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (issued on 19 January 2016)	1 January 2017	1 January 2017
IAS 7	Disclosure Initiative (issued on 29 January 2016)	1 January 2017	1 January 2017
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016) - IFRS 12	1 January 2017	1 January 2017

Effective date in 2018

Mandatory application for annual periods beginning on or after:
Standards		IASB effective date	EU effective date
IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018	1 January 2018
IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018	1 January 2018
IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018	1 January 2018
IFRS 2	Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018	1 January 2018
IFRS 4 IFRS 9	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (issued on 12 September 2016)	1 January 2018	1 January 2018
IFRIC 22	IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration (issued on 8 December 2016)	1 January 2018	1 January 2018
IAS 40	Amendments to IAS 40: Transfers of Investment Property (issued on 8 December 2016)	1 January 2018	1 January 2018
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016)	1 January 2018	1 January 2018

The application of these standards and interpretations has had some impacts on these consolidated Financial statements, which are detailed below:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments was applied on 1 January, 2018 without any restatements of the comparative figures relative for the prior year. The impacts of the first-time adoption, recognized directly in equity, are as follows:

•                  Classification and measurement of financial assets:

In general terms, based on the analysis of the new classification based on the business model, the majority of financial assets have continued to be measured at amortized cost, the main exception being equity instruments, which are measured at fair value through profit or loss.

•                  Impairment of financial assets:

For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group has used the general approach for calculating expected credit losses. In both cases, due to the customers’ credit rating, as well as the internal classification systems currently in place for new customers, and considering that collection periods are mostly under 30 days, the adoption of IFRS 9 does not have a significant impact.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

•                  Modification or exchanges of financial liabilities that do not result in derecognition of liabilities

According to the IASB’s interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the new modified cash flows, discounted at the original effective interest rate of the liability.

IFRS 9 must be applied retrospectively as of 1 January 2018, therefore any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 have been recognized in reserves at that date and the comparative period has not been re-expressed. Grifols has retrospectively calculated the impact of adopting IFRS 9 on the refinancing of its senior debt and unsecured senior corporate notes in 2014 and 2017. As a result of these new calculations, the 2014 refinancing of both debts did not cause the derecognition of the respective liabilities, therefore generating an adjustment to profit and loss in that year. Considering the retroactive adjustment generated in 2014, the 2017 refinancing of senior debt did not result in the derecognition of the financial liability either. However, the refinancing of the unsecured senior corporate notes led to derecognition of the liability as it did not pass the new quantitative test. The adoption of IFRS 9 has entailed a positive impact on reserves of Euros 24,636 thousand.

Details of the impacts on reserves due to the application of IFRS 9 application are as follows:

	Thousand of Euros
			Impact
Senior Unsecured Noted	IAS 39	IFRS 9	01/01/2018
Total Debt	853,667	1,000,000	146,333
Deferred Expenses			(41,035)

Negative Impact in reserves			105,298

	Thousand of Euros
			Impact
Senior Secured Debt	IAS 39	IFRS 9	01/01/2018
Total Debt	3,375,157	3,226,244	(148,913)
Deferred Expenses			18,979

Positive impact in reserves			(129,934)

	Thousand of Euros
			Impact
Total Impact	IAS 39	IFRS 9	01/01/2018
Total Debt	4,228,824	4,226,244	(2,580)
Deferred Expenses			(22,056)

Positive impact in reserves			(24,636)

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

Based on the analysis and implementation at 1 January 2018, there has been no impact from adopting IFRS 15 Revenue from Contracts with Customers.

Standards issued but not effective in 2018

Mandatory application for annual periods
beginning on or after:
Standards		IASB effective date	EU effective date
IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	1 January 2019
IFRIC 23	Uncertainty over Income Tax Treatments (issued on 7 June 2017)	1 January 2019	1 January 2019
IFRS 9	Amendment to IFRS 9: Prepayment Features with Negative Compensation (issued on 12 October 2017)	1 January 2019	1 January 2019
IAS 28	Amendment to IAS 28: Long-term interests in Associates and Joint Ventures (issued on 12 October 2017)	1 January 2019	pending
Various	Annual Improvements to IFRS Standards 2015-2017 Cycle (issued on 12 December 2017)	1 January 2019	pending
IFRS 17	Insurance Contracts (issued on 18 May 2017)	1 January 2021	pending
IAS 19	Amendment to IAS19: Plan Amendment, Curtailment or Settlemet (issued on 7 February 2018)	1 January 2019	pending
IFRS 3	Amendment to IFRS 3: Definition of a business (issued on 22 October 2018)	1 January 2020	pending
IAS 1 IAS 8	Amendments to IAS 1 and IAS 8: Definition of material (issued on 31 October 2018)	1 January 2020	pending
IFRS 1	Amendments to the Conceptual Framework for Financial Reporting (issued on 29 March 2018)	1 January 2020	pending

The application of these standards and interpretations, except for IFRS 16 “Leases”, is not expected to have any significant impacts on the consolidated Financial statements.

IFRS 16 “Leases”

IFRS 16 brings in a single model for lease accounting by lessees in the statement of financial position. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. Lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing guidance on leases, including IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-Incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease.

IFRS 16 is mandatory for all financial years starting on or after 1 January 2019. It may be adopted in advance by companies that already use IFRS 15 Revenue from contracts with customers prior to the date of first-time application of IFRS 16. The Group will first-time adopt IFRS 16 on 1 January 2019 and is in the process of estimating the impact on the consolidated Financial statements. The main policies, estimates and criteria for the application of IFRS 16 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

•                  Scope: this IFRS 16 evaluation considers all the contracts in which the Group acts as lessee, except for the contracts  between Group companies and the cancelable contracts.

•                  Transition approach: The Group has opted to implement IFRS 16 using the modified retrospective approach, whereby the right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application. When applying this modified retrospective approach, the Group does not re-express the comparative information.

•                  Discount rates: For financial lease contracts, Grifols will discount lease payments using the implicit interest rate. For operating lease agreements, lease payments will be discounted using the incremental borrowing rate. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

An incremental effective interest rate has been applied and varies from 2.07% to 8.18% depending on the geographical area and the term of the lease agreement at the date of initial application.

•                  Lease term for each agreement: The term considered for the leases depends, fundamentally, on whether or not the lease contract contains a period of mandatory compliance, as well as unilateral termination and or renewal clauses that grant the Group the right to terminate early or to extend the agreements.

The Group leases several buildings, equipment and vehicles. Leases agreements are usually made for fixed periods, as shown below:

Average lease term
Real Estate and land	10 to 15 years
Donor centers	13 to 15 years
PC’s and hardware	3 to 5 years
Machinery	4 to 5 years
Vehicles	3 to 5 years

The lease terms of the agreements are negotiated on an individual basis and contain a wide range of terms and conditions.

•                  Accounting policies applied during transition: The Group has employed the following practical solutions when applying the simplified method to leases previously carried as operating leases under IAS 17 Leases:

•                  Non-application of IFRS 16 to agreements that were not previously deemed to contain a lease under IAS 17 and IFRIC 4 “Determining whether an arrangement contains a lease”.

•                  Exclusion of the initial direct costs from the measurement of the right-of-use asset on the date of first-time adoption.

•                  Exclusion of leases that expire within 12 months as from the date of first-time adoption.

•                  Exclusion of leases in which the underlying asset has a low value.

•                  Estimated effect of adoption: At 1 January 2019, the Group has non-cancellable operating lease commitments of Euros 400,579 thousand for buildings and warehouses (see note 28). Of these commitments, approximately Euros 4,822 thousand of these commitments relate to short-term leases which will be recognized on a straight-line basis as expense in profit and loss. For the remaining lease commitments, the Group expects to recognise right-of-use assets of approximately Euros 648,345 thousand at 1 January, 2019 (after adjustments for prepayments, dismantling costs and accrued lease payments recognized as at 31 December 2018 by an amount of approximately Euros 16,898 thousand) and lease liabilities of Euros 664,948 thousand.

•                  Total net assets will be approximately Euros 16,603 thousand lower, and net current assets will be Euros 43,318 thousand lower due to, mainly, the presentation of a portion of the liability as a current liability.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The Group expects net profit before tax to fall by approximately Euros 15,500 thousand in 2019 due to the adoption of the new Standard for the lease agreements for buildings and warehouses. EBITDA is expected to increase by approximately Euros 60,281 thousand, as the operating lease payments were included in EBITDA but the amortisation charges on right-of-use assets and interest on the lease liability are excluded from this measurement.

Operating cash flows will increase and cash flows from financing will decrease by approximately Euros 60,281 thousand, since the repayment of principal on the lease liabilities and interest will be classified as cash flows from financing activities.

In addition, Grifols has performed the reconciliation of lease liabilities for buildings and warehouses in relation to leases which had previously been classified as operating leases under IAS 17 (related to non-cancelable agreements and renewals) and lease liabilities under IFRS 16:

01/01/2019
Thousands of Euros
Operating lease commitments existing as at 31 December 2018	400,579
Periods covered by an option to extend the lease by the Group	579,261
Discounting using the Group’s incremental borrowing rate	(311,116)
finance lease liabilities recognised as at 31 December 2018	1,395
Short-term leases recognised on a straight-line basis as expense	(4,822)
Others	(349)
Lease liability recognised as at 1 January 2019	664,948

The Group’s activities as a lessor are immaterial, and therefore the Group does not expect any significant impact on the consolidated Financial statements.

(3)         Business Combinations

2018

(a)         Acquisition of assets used in donor centers from Kedplasma

In August and December of 2018, Grifols through its company Biomat USA, Inc. acquired the assets used in the operation of six donor centers from Kedplasma LLC. The purchase price agreed was Euros 20,939 thousand and Euros 21,841 thousand, respectively. These amounts have been provisionally allocated to goodwill in the consolidated balance sheet, considering that the initial accounting has not been completed at the end of the reporting period.

(b)         Biotest Acquisition

On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollars 286,454 thousand, after obtaining the consent of the US Federal Trade Commission. Grifols has acquired the shares from Biotest Divestiture Trust.

Biotest USA owns a plasma collection business in the USA with 24 plasma collection centers throughout the territory. In the preceding financial year, it obtained approximately 850,000 liters of plasma.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros	Thousands of US Dollars
Total business combination cost	245,126	286,454
Fair value of net assets acquired	114,463	133,761
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	130,663	152,693

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Cash and cash equivalents	5,876	6,867
Trade and other receivables	15,114	17,663
Inventories	18,235	21,309
Other assets	2,438	2,849
Intangible assets (note 8)	19,511	22,800
Goodwill	5,571	6,510
Property, Plant and equipment (note 9)	22,190	25,931
Deferred tax assets	33,917	39,635
Financial assets	10,975	12,825
Total assets	133,827	156,389

Trade and other payables	(5,322)	(6,219)
Other liabilities	(4,249)	(4,965)
Deferred tax liability	(4,878)	(5,700)
Long-term liabilities	(4,915)	(5,744)

Total liabilities and contingent liabilities	(19,364)	(22,628)
Total net assets acquired	114,463	133,761
Goodwill (note 7)	130,663	152,693
Total business combination cost	245,126	286,454

The resulting goodwill has been allocated to the Bioscience segment.

If the acquisition had taken place on 1 January 2018, the net amount of the Group´s revenue and profit would have increased by Euros 90,216 thousand and Euros 5,592 thousand, respectively.

The revenue and profit of Biotest between the acquisition date and 31 December 2018 amounted to Euros 73,747 thousand and Euros 7,473 thousand, respectively.

On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for the global amount of US Dollars 538,014 thousand (see note 1), Scranton is an existing shareholder of Grifols (see note 31). The current sale of Biotest and Haema to Scranton took place for the same price, at the current US Dollar/Euro exchange rate, and under the same terms and conditions existing when Grifols acquired both companies.

The sale of Biotest and Haema has not resulted in a loss of control for the Group. In assessing the existence of control, Grifols has considered the potential voting rights to determine whether it has power and therefore

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

control. The Group holds potential voting rights arising from the repurchase options of the shares and they are substantive, based on the following:

•                  The sale contract includes a call option for Grifols which grants the irrevocable and exclusive right (not an obligation) to be able to acquire the shares sold to Scranton (both at the same time) at any time from the effective date of sale.

•                  The purchase option has been negotiated jointly in the same sale agreement of the entities.

•                  The price of exercising the call option will be equal to the higher of: a) the price at which Grifols sold them plus costs incurred in the transaction and plus the increase in working capital and (b) the amount of the debt that Scranton owns the date on which Grifols exercises the option (principal plus interest plus any other cost to be able to cancel said loan). Considering that the projections for the entities are for growth and an improvement in their results is expected, it is concluded that said call option is “in the money” since their market price is estimated to be higher than that agreed in the call option.

•                  Even if a nullity clause on the call option is included in the case of default by the buyer (standard clause included in financing agreements), it has been considered remote since Grifols will have the capacity to exercise said call option in the remediation period of 90 days.

•                  There are no agreements between shareholders that establish that the relevant decisions are approved in a different manner than by majority vote.

•                  There is a commitment from Grifols to provide support services in the plasma collection business of the donation centers for their subsequent sale and thus ensure that these companies will continue to operate effectively, as well as ensuring the continuity and growth of said entities. Likewise, there is a “Plasma Supply Agreement” agreement whereby the plasma to be produced by these entities will be almost entirely to meet the needs of Grifols. There is no exclusivity of sale.

The aforementioned are indicators of Grifols’ power over these entities, even after their sale, considering that the repurchase options are susceptible to being exercised and Grifols would have the financial capacity to carry them out.

Consequently, the sale of the entities does not result in a loss of control, which is why the entities continue to consolidate, recording the sale as a transaction in equity without any impact on the consolidated statements of profit and loss.

(c)          Haema AG

On 19 March 2018, Grifols has entered into an agreement with Aton GmbH for the purchase of 100% of the shares of the German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. This transaction was closed in June 2018.

With this acquisition, and subject to the conditions being met, Grifols will acquire Haema’s business, based on the collection of plasma for fractionation, which includes 35 plasma collection centers located throughout Germany, and three more centers under construction. Haema’s headquarters are located in Leipzig measuring approximately 24,000 m² (which include administration, production, storage and power station buildings) and also has a central laboratory in Berlin.

Haema employs about 1,100 people and collected almost 800,000 liters of plasma in the preceding financial year, coming from approximately 1 million donations.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Thousands of Euros
Total business combination cost	220,191
Fair value of net assets acquired	49,057
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	171,134

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

Fair value
Thousands of Euros
Cash and cash equivalents	7,727
Trade and other receivables	10,321
Inventories	5,535
Other assets	836
Intangible assets (note 8)	1,518
Property, Plant and equipment (note 9)	25,407
Total assets	51,344
Trade and other payables	(1,795)
Contingent liabilities	(492)
Total liabilities and contingent liabilities	(2,287)

Total net assets acquired	49,057
Goodwill (note 7)	171,134
Total business combination cost	220,191

The resulting goodwill has been allocated to the Bioscience segment.

If the acquisition had taken place on 1 January, 2018, the net amount of the Group´s revenue would have increased by Euros 39,517 thousand and the Group´s profit would not have deferred significantly.

The revenue and profit of Haema AG between the acquisition date and 31 December 2018 amounted to Euros 46,758 thousand and Euros 53 thousand, respectively.

On 28 December 2018, Grifols sold Haema AG to Scranton Enterprises B.V (see note 3 (b) for more details).

(d)         Goetech, LLC Acquisition (“MedKeeper”)

On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, suscribed a capital increase for an amount of US Dollars 98 million in the U.S company Goetech LLC, with headquarters in Denver, Colorado, and trading as Medkeeper. As a result of this transaction, Grifols held 51% interest in Medkeeper and also holds a majority position on the board of directors.

The acquisition agreement includes the repurchase of own shares by Medkeeper from the non-controlling shareholder in the amount of US Dollars 14 million (in 2 business days) and US Dollars 20 million (in two years). The agreement grants a call option to Grifols to acquire the remaining non-controlling stake for a term of three years and Medkeeper has a put option to sell this stake to Grifols, which may be executed at the end of the three-year period.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

As the non-controlling shareholders do not currently have access to the economic rewards associated with the underlying ownership interests related to shares under the put and call commitment, we have applied the advance-acquisition method. Under this method we recognize the agreement as an advance acquisition of the underlying non-controlling interest, as if the put option had already been exercised by the non-controlling shareholders.

Medkeeper´s core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the processes, control systems and monitoring different preparations, while increasing patient safety.

This investment will enhance the activity of the Grifols Hospital Division and it is part of the strategy to underpin this division into the U.S. market.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination
First repurchase of non-controlling interests	11,475	14,000
Second repurchase of non-controlling interests (discounted amount)	14,952	18,241
Purchase of remaining non-controlling interests	42,998	52,458
Total business combination cost	69,425	84,699
Fair value of net assets acquired	14,104	17,207
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	55,321	67,492

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Intangible assets (note 8)	30,561	37,285
Property, Plant and equipment (note 9)	67	82
Other non-current assets	2,350	2,867
Other current assets	4,453	5,433
Total assets	37,432	45,667
Non-current liabilities	(2,186)	(2,667)
Current liabilities	(7,711)	(9,407)
Deferred tax liability	(13,431)	(16,386)
Total liabilities and contingent liabilities	(23,328)	(28,460)
Total net assets acquired	14,104	17,207

The resulting goodwill has been allocated to the Hospital segment.

If the acquisition had taken place on 1 January, 2018, the net amount of the Group´s revenue and profit would not have deferred significantly.

The revenue and profit of Goetech LLC between the acquisition date and 31 December 2018 amounted to Euros 9,210 thousand and Euros 1,778 thousand, respectively.

(e)               Plasmavita Healthcare GmbH

In 2017, Grifols incorporated PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%). The company aims to set up at least 10 plasma centers in Germany. The share capital amounts to Euros 25,000, divided into 25,000 nominal shares of Euro 1 each, subscribed by both parties at Euros 12,500

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

each. During 2018, Grifols contributes an amount of Euros 10,000 thousand, which can be increased by an additional Euros 10 million, which will be used to finance the project.

(f)                Aigües Minerals de Vilajuïga, S.A.

On 1 June 2017 the Group announced the acquisition of 50% of the voting rights in Aigües Minerals de Vilajuïga, S.A. a company based in Vilajuïga, Girona, Spain.

On 12 January 2018 the Group acquired the remaining 50% of the voting rights and consequently Grifols holds 100% of the voting rights for a total amount of Euros 550 thousand.

Aigües Minerals de Vilajuïga, S.A.’s principal activity is the collection and use of mineral-medicinal waters and the procurement of all necessary administrative concessions in order to facilitate the extraction of these waters and find the best way to exploit them.

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

This acquisition strengthens cash flows and positively impacts the Group’s margins. The sales revenues of the Diagnostic Division will not change as a result of the acquisition due to the existing commercialization agreement between Grifols and Hologic in place since 2014, under which Grifols commercializes this line of business.

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

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination
Payment in cash	1,734,077	1,865,000
Result of the cancellation of the existing contract	41,894	45,057
Total business combination cost	1,775,971	1,910,057
Fair value of net assets acquired	309,551	332,923
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (see note 7)	1,466,420	1,577,134

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

The developed technology assets are comprised of know-how, patents and technologies embedded in revenue. The Company applied the Relief-from-Royalty Method to determine its fair value. IPR&D projects relate to in-progress projects that have not reached technological feasibility as of the acquisition date. All of the IPR&D assets were valued using the Multiple-Period Excess Earnings Method approach.

The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The factors contributing to the recognition of the amount of goodwill were the acquired workforce, cost savings and benefits arising from the vertical integration of the business that will lead to efficiencies in R&D, commercial and manufacturing activities.

The expenses incurred in this transaction in 2017 amounted to approximately Euros 13 million (Euros 5.1 million in 2016).

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair Value
		Thousands of US
	Thousands of Euros	Dollars

R&D in progress	137,756	148,157
Other Intangible assets	142,174	152,908
Property, plant and equipment	24,569	26,424
Deferred Tax Assets (note 27)	16,736	18,000
Inventories	30,157	32,434

Total Assets	351,392	377,923

Current Provisions (note 19 (b))	41,841	45,000

Total liabilities and contingent liabilities	41,841	45,000

Total net assets acquired	309,551	332,923

The resulting goodwill has been allocated to the Diagnostic segment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b)         Kiro Grifols, S.L.

On 25 July 2017 the Group acquired an additional 40% interest in Kiro Grifols, S.L for an amount of Euros 12.8 million. In September 2014 the Group subscribed a capital increase in Kiro Grifols, S.L for an amount of Euros 21 million, by virtue of which Grifols acquired 50% of Kiro Grifols, S.L.’s economic and voting rights.

As a result, Grifols owns a 90% interest in Kiro Grifols. S.L. The remaining 10% will continue to be held by Socios Fundadores Kiro, S.L. a company wholly owned by cooperatives of the Mondragon Corporation.

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

(c)          Kedplasma

On 27 December 2016 Grifols entered into an agreement to acquire six new Plasma Donor Centers to the company Kedplasma, LLC, with a purchase price of US Dollars 47 million. These centers were handed over in February 2017.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination
Payment in cash	44,238	47,083
Total business combination cost	44,238	47,083
Fair value of net assets acquired	4,137	4,403
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	40,101	42,680

The fair value of net assets acquired includes property, plant and equipment amounting to Euros 3,698 thousand.

Goodwill is allocated to the Bioscience segment and includes the plasma donor data base, FDA licenses and workforce retained.

At 31 December 2016, the Group advanced the sum of US Dollars 15 million related to this acquisition.

2016

During 2016, no significant business combinations were made for the Group.

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

Subsequently, investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.

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

When the Group’s share of the losses in an investment accounted for using the equity method equals or exceeds its interest in the entity, the Group does not recognize additional losses, unless it has incurred in obligations or made payments on behalf of the other entity.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(d)              Joint arrangements

Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers. Under IFRS 11 “Joint arrangements” investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than on the legal structure of the joint agreement.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated balance sheet.

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

The remaining interest costs are recognized as an expense in the year in which they are incurred.

(g)         Property, plant and equipment

(i)      Initial recognition

Property, plant and equipment are recognized at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. Land is not subject to depreciation. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalized production costs are recognized by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit and loss.

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

Goodwill is not amortized, but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains and losses on the sale of an entity include the carrying amount of the goodwill related to the entity sold.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

(iii)    Other intangible assets

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv)    Intangible assets acquired in business combinations

The cost of the identifiable intangible assets acquired in Biotest’s business combination includes the fair value of the current contracts.

The cost of identifiable intangible assets acquired in the business combination of Hologic includes the fair value of the R&D projects and the Intellectual Property-Patents.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

The cost of identifiable intangible assets acquired in the Progenika business combination includes the fair value of currently marketed products sold and which are classified under “Other intangible assets”and “Research and Development”.

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

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates

Development expenses	Straight line	10%
Concessions, patents, licences, trademarks and similar	Straight line	4% - 20%
Computer software	Straight line	33%
Currently marketed products	Straight line	3% - 10%

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

•       Finance leases

At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as an expense in the years in which they are incurred. Property, plant and equipment acquired through a finance lease is amortized over the useful life of the asset or within the term of the lease, whichever is less, if there

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

is no reasonable certainty that the group will obtain the property at the end of the term of the lease.

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

(k)         Financial instruments

(i)    Classification of the financial instruments

Financial instruments are classified at the time of their initial recognition as a financial asset, a financial liability or an equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of financial assets, financial liabilities or equity instruments indicated in IAS 32 “Financial instruments: Presentation”.

For purposes of its valuation, the Group classifies financial instruments in the categories of financial assets and financial liabilities at fair value through profit or loss, separating those initially designated from those held for trading or mandatorily measured at fair value through profit or loss, financial assets and financial liabilities valued at amortized cost and financial assets measured at fair value through other comprehensive income, separating the equity instruments designated as such, from other financial assets. The classification depends on the Group’s business model to manage the financial assets and the contractual terms of the cash flows.

The Group classifies a financial asset at amortized cost if it is held in the framework of a business model whose objective is to hold financial assets to obtain contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount (OPIP).

The Group classifies a financial asset at fair value through changes in other comprehensive income, if it is maintained in the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and the contractual conditions of the financial asset give rise to, at specified dates, to cash flows that are OPIP.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The business model is determined by the key personnel of the Group and at a level that reflects the way in which they jointly manage groups of financial assets to achieve a specific business objective. The Group’s business model represents the way in which it manages its financial assets to generate cash flows.

Financial assets that are part of a business model whose objective is to hold assets to receive contractual cash flows are managed to generate cash flows in the form of contractual collections during the life of the instrument. The Group manages the assets held in the portfolio to receive these specific contractual cash flows. To determine whether cash flows are obtained through the collection of contractual cash flows from financial assets, the Group considers the frequency, value and timing of sales in prior years, the reasons for those sales and expectations in relation to with the future sales activity. However, the sales themselves do not determine the business model and, therefore, cannot be considered in isolation. Instead, it is the information on past sales and future sales expectations that provides indicative data on how to achieve the stated objective of the Group with respect to the management of financial assets and, more specifically, the way where cash flows are obtained.

For assets measured at fair value, losses and gains will be recognized in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, it will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for investments in equity at fair value through other comprehensive income (COCI).

The Group reclassifies investments in debt when and only when its business model to manage those assets changes.

(ii)   Measurement

At the time of initial recognition, the Group values a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the costs of the transaction that are directly attributable to the acquisition. The transaction costs of financial assets at fair value through profit or loss are taken to results.

In order to determine the fair value of financial assets or liabilities, the Group uses market data as much as possible. Based on the factors used for the measurement, the fair values are hierarchized based on the following levels:

•                  Level 1: quoted prices (unadjusted) within current markets for assets or liabilities identical to those under consideration.

•                  Level 2: factors other than the prices considered in Level 1 that come directly from the asset or liability in question, such as those that may derive directly from the price.

•                  Level 3: factors not based on data directly from the market.

In the event that the factors used to determine the fair value of an asset or liability are included in different levels of hierarchy, the fair value will be determined in its entirety based on the significant component located at the lowest level of hierarchy.

(iii)  Offseting principles

A financial asset and a financial liability are offset only when the Group has the legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(iv)  Financial assets and liabilities at fair value through profit or loss

Financial assets or liabilities at fair value through profit or loss are those that are classified as held for trading or have been designated from the moment of initial recognition.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

A financial asset or liability is classified as held for trading if:

• It is acquired or incurred mainly for the purpose of selling it or repurchasing it in the near term.

• On initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or

• It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value. Transaction costs directly attributable to the purchase or issue are recognized as an expense as incurred.

After initial recognition, they are recognized at fair value through profit or loss. The fair value is not reduced by the transaction costs that may be incurred by their eventual sale or disposal by other means.

The Group does not reclassify any financial asset or liability to or from this category as long as it is recognized in the consolidated statement of financial position.

(v)         Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at their fair value, including the transaction costs incurred, and are subsequently valued at amortized cost, using the effective interest rate method.

(vi)      Debt instruments

The subsequent valuation of the debt instruments depends on the Group’s business model to manage the asset and the characteristics of the cash flows of the asset. The Group’s debt instruments consist mainly of trade and other receivables, which the Group classifies as financial assets at amortized cost.

Financial assets at amortized cost are assets that the Group holds for the collection of contractual cash flows when these cash flows represent only payments of principal and interest, and are valued at amortized cost. Interest income from these financial assets is included in finance income in accordance with the effective interest rate method.

(vii)   Equity instruments

The Group holds financial assets owned, mainly equity instruments, which are measured at fair value. When Group management has chosen to present the gains and losses on the fair value of the equity investments in other comprehensive income, after the initial recognition, the equity instruments are measured at fair value, recognizing the loss or gain in other comprehensive income. The amounts recognized in other comprehensive income are not subject to reclassification to profit or loss, without prejudice to reclassification to reserves at the time when the instruments are derecognized. Dividends from such investments continue to be recognized in income for the year as other income when the Group’s right to receive payments is established.

(viii) Impairment

As of 1 January, 2018, the Group evaluates, on a prospective basis, the expected credit losses associated with its debt instruments recorded at amortized cost. The Group uses the practical solutions permitted by IFRS 9 to assess the expected credit losses related to commercial accounts using a simplified approach, eliminating the need to evaluate when there has been a significant increase in credit risk. The simplified approach requires that the expected losses be recorded from the initial recognition of receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument.

The practical solution applied is the use of a provision matrix based on the segmentation into groups of homogeneous assets, applying the historical information of percentages of non-payment for said groups and applying reasonable information about the future economic conditions.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The percentage of non-payment is calculated according to the current experience of non-payment during the last year, as it is a very dynamic market and is adjusted for the differences between current and historical economic conditions and considering projected information, which is reasonably available.

(ix)      Derecognition of financial assets

The Group applies the criteria for the derecognition of financial assets to a part of a financial asset or to a part of a group of similar financial assets or to a financial asset or a group of similar financial assets.

Financial assets are derecognised when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards derived from their ownership.

(x)         Financial liabilities at amortized cost

Financial liabilities, including trade payables and other accounts payable, that are not classified at fair value through profit or loss, are initially recognized at their fair value, less, if applicable, the transaction costs that are directly attributable to the issue. Subsequent to the initial recognition, liabilities classified under this category are valued at amortized cost using the effective interest rate method.

(xi)      Derecognition and modification of financial liabilities

The Group derecognises a financial liability or part thereof when it has complied with the obligation contained in the liability, or is legally exempt from the main liability contained in the liability, either by virtue of a judicial process or by the creditor.

The Group considers that the conditions are substantially different if the present value of the discounted cash flows under the new conditions, including any commission paid net of any commission received, and using the original effective interest rate to make the discount, differs at least at 10 percent of the discounted present value of the cash flows that still remain of the original financial liability.

If the exchange is recorded as a cancellation of the original financial liability, the costs or commissions are recognized in consolidated results forming part of the result of the same. Otherwise, the costs or commissions adjust the carrying amount of the liability and are amortized by the amortized cost method during the remaining life of the modified liability.

The Group recognizes the difference between the carrying amount of the financial liability or a part of it that is canceled or assigned to a third party and the consideration paid, including any assigned asset different from the cash or liability assumed in profit or loss.

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

The previously recognized write-down is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Cost of Sales”.

(n)         Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

(q)              Provisions

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. No provisions are recognized for future operating losses.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognized as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate used to determine the present value is a pre-tax rate that reflects the evaluations that the current market is making of the time value of money and the specific risks of the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.

If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit and loss item where the corresponding expense was recognized.

(r)               Revenue recognition

Revenue from the sale of goods or services is recognized at an amount that reflects the consideration that the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time when the customer obtains control of the goods or services rendered. The consideration that is committed in a contract with a client can include fixed amounts, variable amounts, or both. The amount of the consideration may vary due to discounts, reimbursements, incentives, performance bonuses, penalties or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

revenue recognized is not subject to future significant reversals. Revenue is presented net of the value added tax and any other amount or tax, which in substance corresponds to amounts received on behalf of third parties.

(i)                  Sale of goods

Revenue from the sale of goods is recognized when the Group meets the performance obligation by transferring the assets committed to the customer. An asset is transferred when the customer obtains control of that asset. When evaluating the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to the following:

•                  The Group has a present right to payment for the asset

•                  The customer has the legal right to the asset

•                  The Group has transferred the physical possession of the asset

•                  The customer has the significant risks and rewards of ownership of the asset

•                  The customer has accepted the asset

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

The Group recognizes impairment based on its best estimate of the expected losses on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial.

Details of exposure to credit risk are disclosed in note 30.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

At 31 December 2018 the Group has total cash and cash equivalents of Euros 1,033,792 thousand (Euros 886,521 thousand at 31 December 2017). The Group also has approximately Euros 404,808 thousand in unused credit facilities (Euros 381,165 thousand at 31 December 2017), including Euros 262,008 thousand on the revolving credit facility (Euros 250,146 thousand at 31 December 2017).

The structure of the Group’s debt consists mainly of a non-current loan of US Dollars 5,992 million with institutional investors and banks divided into two tranches (Tranche A and Tranche B), in a US Dollars 300 million undrawn revolving credit facility and unsecured senior corporate notes for an amount of Euros 1,000 million.

As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse.

2018:

In September 2018 the Group received an additional non-current loan from the European Investment Bank totaling Euros 85,000 thousand. The loan will be used to support certain investments in R&D which are mainly focused on searching for new therapeutic for plasmatic proteins. Financial terms include a fixed interest rate for a period of 10 years with a grace period of two years. At 31 December 2018, the carrying amount of the loans obtained from the European Investment Bank is Euros 244,375 thousand (Euros 170,000 thousand at 31 December 2017).

2017:

On 5 December 2017 the Group received an additional loan from the European Investment Bank of up to Euros 85,000 thousand at a fixed interest rate for a period of 10 years with a grace period of 2 years. The loan will be used to support certain investments in R&D which are mainly focused on searching for new applications for plasmatic proteins. On 28 October 2015, the Group received its first loan from the same entity under the same terms, for a total amount of Euros 100,000 thousand.

On 18 April 2017 the Group concluded the refinancing process of the Senior Unsecured Notes. The total note issuance amounted to Euros 1,000 million.

On 6 February 2017 the Group concluded the refinancing process of its senior debt. The total debt refinanced amounts to US Dollars 6,300 million (Euros 5,800 million), including the US Dollars 1,816 million loan obtained for the acquisition of Hologic’s transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consisted of a US Dollars 6,000 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 300 million undrawn revolving credit facility.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

(i)                  Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar which is used in a significant percentage of transactions in foreign functional currencies. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

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

Details of the Group’s exposure to currency risk at 31 December 2018 and 2017 of the most significant financial instruments are shown in note 30.

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

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Unsecured Notes) amounts to Euros 1,000 million, which represents approximately 54% of the Group’s total debt in Euros. The additional loans of Euros 244,375 thousand received from the European Investment Bank represent approximately 13% of the Group’s total debt in Euros.

Senior debt in Euros represents approximately 12% of the Group’s total Senior debt at 31 December 2018 and 31 December 2017.

Total fixed-interest debt represents 19% of total debt at 31 December 2018 (19% at 31 December 2017).

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

The directors consider various arguments to calculate capital structure:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

•             The directors control capital performance using rates of returns on equity (ROE). At 31 December 2018 the ROE stood at 14% (18% at 31 December 2017). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

	Thousand of Euros
	2018	2017
Profit attributable to the parent	596,642	662,700
Equity attributable to the Parent	4,225,554	3,629,079
ROE	14%	18%

•             In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2018 and 2017, the Group complies with the covenants.

•             Consideration of the Company’s credit rating (see note 20 (d)).

The Parent held Class A and B treasury stock equivalent to 0.6% of its capital at 31 December 2018 (0.6% at 31 December 2017). The Group does not have a formal plan for repurchasing shares.

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

•             Bio Supplies: since January 2017, the company is including all transactions related to biological products for non-therapeutic use, Kedrion production agreements, and third-party plasma sales channeled through Haema and Biotest in the new Bio Supplies Division resulting in a reclassification from Bioscience Division to Bio Supplies Division.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

•                  Others: including the rendering of manufacturing services to third party companies.

As a result of the creation of the new Bio Supplies segment and the Intersegments, the Group has reviewed the allocation of balances and transactions by segments. The comparative figures for 2016 have been restated accordingly.

Details of net sales by groups of products for 2018, 2017 and 2016 are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Bioscience
Haemoderivatives	3,516,704	3,429,785	3,228,275
Diagnostic
Transfusional medicine	650,180	679,692	640,443
Other diagnostic	19,797	23,377	23,540
Hospital
Fluid therapy and nutrition	52,574	47,699	46,210
Hospital supplies	58,014	52,466	52,373
Bio supplies	167,004	66,791	24,387
Others	22,451	18,263	34,602
Total	4,486,724	4,318,073	4,049,830

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

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

(c)               Main customers

In 2018 the revenue of two Bioscience segment customers represents approximately 23.1% of the Group’s total revenues. For 2017 and 2016 one Bioscience segment customer represented 11.0% and 10.7% of the Group’s total revenue, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(7)         Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2017 are as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2016	Combination	differences	31/12/2017
Net value
Grifols UK.Ltd. (UK)	Bioscience	8,025	—	(280)	7,745
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	193,039	40,101	(27,886)	205,254
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10,134	—	(591)	9,543
Grifols Therapeutics, Inc. (USA)	Bioscience	2,108,139	—	(255,234)	1,852,905
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	1,272,024	1,466,420	(302,537)	2,435,907
Kiro Grifols S.L. (Spain)	Hospital	—	26,510	—	26,510
		3,643,995	1,533,031	(586,528)	4,590,498
			(See note 3)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2018 are as follows:

		Thousands of Euros
		Balance at	Business		Translation	Balance at
	Segment	31/12/2017	Combination	Disposals	differences	31/12/2018
Net value
Grifols UK.Ltd. (UK)	Bioscience	7,745	—	—	(63)	7,682
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	205,254	42,780	(2,827)	9,907	255,114
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,543	—	—	(272)	9,271
Grifols Therapeutics, Inc. (USA)	Bioscience	1,852,905	—	—	87,871	1,940,776
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,435,907	—	—	114,349	2,550,256
Kiro Grifols S.L. (Spain)	Hospital	26,510	(2,134)	—	—	24,376
Goetech LLC (USA)	Hospital	—	55,321	—	3,624	58,945
Haema AG (Germany)	Bioscience	—	171,134	—	—	171,134
Biotest Pharma Corp (USA)	Bioscience	—	136,234	—	2,808	139,042
		4,590,498	403,335	(2,827)	218,224	5,209,230
			(See note 3)

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

Since the acquisition of Novartis’ Diagnostic business unit in 2014, the Group combines Araclon, Progenika, Australia and Hologic’s share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

Due to the acquisition of an additional 40% stake of Kiro Grifols S.L. and a 51% stake of Goetech LLC (Medkeeper), the Group decided to group Kiro Grifols S.L., Laboratorios Grifols S.L. and Medkeeper into a single CGU for the Hospital business since the acquisitions are supporting cross-selling opportunities.

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

The key assumptions used in calculating impairment of the CGUs for 2017 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2%	9.50%
Diagnostic	2%	10.60%
Hospital	1.40%	13.30%

The key assumptions used in calculating impairment of the CGUs for 2018 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2%	8.90%
Diagnostic	2%	9.40%
Hospital	1.50%	13.10%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

As the recoverable amount of the Bioscience CGU is much higher than the carrying amount of the Bioscience segment’s assets, specific information from the impairment test sensitivity analysis is not included.

At 31 December 2018 Grifols’ stock market capitalization totals Euros 13,978 million (Euros 15,379 million at 31 December 2017).

(8)         Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2018 and 2017 are included in Appendix III, which forms an integral part of these notes to the consolidated Financial statements.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2017 is as follows:

	Thousands of Euros
	Balance at 31/12/2016	Additions	Translation differences	Balance at 31/12/2017
Cost of currently marketed products - Gamunex	1,138,412	—	(137,828)	1,000,584
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(211,871)	(35,837)	28,136	(219,572)
Accumulated amortisation of currently marketed products - Progenika	(9,117)	(2,379)	—	(11,496)
Carrying amount of currently marketed products	941,216	(38,216)	(109,692)	793,308

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2018 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
	Balance at 31/12/2017	Additions	Translation differences	Balance at 31/12/2018
Cost of currently marketed products - Gamunex	1,000,584	—	47,451	1,048,035
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(219,572)	(33,775)	(11,573)	(264,920)
Accumulated amortisation of currently marketed products - Progenika	(11,496)	(2,379)	—	(13,875)
Carrying amount of currently marketed products	793,308	(36,154)	35,878	793,032

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2018 the residual useful life of currently marketed products is 22 years and 5 months (23 years and 5 months at 31 December 2017).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 31 December 2018 the residual useful life of currently marketed products acquired from Progenika is 4 years and 2 months (5 years and 2 months at 31 December 2017).

(a)         Self — constructed intangible assets

At 31 December 2018 the Group has recognized Euros 58,254 thousand as self-constructed intangible assets (Euros 49,782 thousand at 31 December 2017).

(b)         Purchase commitments

At 31 December 2018 the Group has intangible asset purchase commitments amounting to Euros 589 thousand (Euros 1,199 thousand at 31 December 2017).

(c)          Intangible assets with indefinite useful lives and other intangibles in progress

At 31 December 2018 the Group recognizes plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 26,917 thousand (Euros 26,631 thousand at 31 December 2017).

The Group has also an amount of Euros 206,087 thousand as development costs in progress (Euros 183,281 thousand at 31 December 2017).

(d)         Result on disposal of intangible assets

Total profit on disposals of intangible assets in 2018 amount to Euros 8,101 thousand (Euros 83 thousand of loss in 2017) and mainly corresponds to the sale of plasma centers to Kedplasma.

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

On 29 January 2018 (prior to the date that the 2017 consolidated Financial statements were authorized for issued) Aradigm communicated that it had not obtained the approval of the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration (FDA) for LinahiqTM. As the Committee did not recommend it as a treatment for non-cystic fibrosis bronchiectasis patients with chronic lung Pseudomonas aeruginosa infections, the intangible assets related to the product have been totally impaired and recognized as R&D expense in the statement of profit and loss for 2017 for an amount of Euros 63,675 thousand. In 2017 the investment in this company and the bonds that the Group held with the company were impaired.

(9)         Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2018 and 2017 are included in Appendix IV, which forms an integral part of this note to the consolidated Financial statements.

Property, plant and development under construction at 31 December 2018 and 2017 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

In 2018, the Group has capitalized interests for a total amount of Euros 8,955 thousand (Euros 8,839 thousand in 2017)

a)             Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2018 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

b)             Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2018 amount to Euros 1,401 thousand (Euros 1,468 thousand of loss in 2017).

c)              Assets under finance lease

The Group contracted the following types of property, plant and equipment under finance leases at 31 December 2017:

	Thousands of Euros
	Cost	Accumulated depreciation	Carrying amount
Land and buildings	2,545	(815)	1,730
Plant and machinery	14,249	(6,564)	7,685
	16,794	(7,379)	9,415

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2018:

	Thousands of Euros
	Cost	Accumulated depreciation	Carrying amount
Land and buildings	2,389	(898)	1,491
Plant and machinery	15,690	(7,237)	8,453
	18,079	(8,135)	9,944

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (c).

d)             Self — constructed property, plant and equipment

At 31 December 2018 the Group has recognized Euros 66,995 thousand as self -constructed property, plant and equipment (Euros 52,218 thousand at 31 December 2017).

e)              Purchase commitments

At 31 December 2018 the Group has property, plant and equipment purchase commitments amounting to Euros 47,148 thousand (Euros 39,675 thousand at 31 December 2017).

f)               Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on five-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 10.1% and a perpetual growth rate of 2% (12.2% and 2% respectively in fiscal year 2017).

(10)       Equity Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2018 and 2017 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2018	% ownership	31/12/2017
Alkahest, Inc.	47.58%	28,336	47.58%	30,559
Albajuna Therapeutics, S.L	30.00%	1,106	30.00%	1,956
Interstate Blood Bank, Inc.	49.19%	29,595	49.19%	27,936
Bio Blood Components Inc.	48.97%	38,223	48.97%	32,960
Plasma Biological Services, LLC	48.90%	21,809	48.90%	23,010
Singulex, Inc.	19.33%	19,256	19.33%	29,322
GigaGen, Inc	43.96%	28,363	43.96%	29,047
Access Biologicals LLC	49.00%	47,742	49.00%	44,219
Aigües de Vilajuïga, S.A.	—	—	50.00%	—
Plasmavita HealthCare	50.00%	9,920	—	—
Mecwins, S.A.	24.99%	2,555	—	—
		226,905		219,009

Movement in the investments in equity-accounted investees for the years ended at 31 December 2018, 2017 and 2016 have been as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
	2018	2017	2016
Balance at 1 January	219,009	201,345	76,728
Acquisitions	12,222	80,685	136,072
Transfers	500	(16,000)	(29,059)
Share of profit / (losses)	(11,038)	(13,195)	6,933
Share of other comprehensive income / translation differences	9,270	(27,134)	10,671
Losses for Impairment	—	(6,692)	—
Collected dividends	(3,058)	—	—
Balance at 31 December	226,905	219,009	201,345

Mecwins, S.A.

On 22 October, 2018 Grifols has allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24.99% of the total capital.

Mecwins is a spin-off of the Institute of Micro and Nanotechnology of the Center for Scientific Research (CSIC), specialized in the development of innovative nanotechnological analysis tools for the diagnosis and prognosis of diseases.

Mecwins has developed ultrasensitive optical reading immunoassay technology from nanosensors for the detection of protein biomarkers in blood. This technology has potential applications in fields such as oncology, cardiovascular and infectious diseases.

The injection of capital, in which CRB Inverbio has also participated with an additional Euros 2 million, will enable Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis.

Plasmavita Healthcare GmbH

Refer to note 3 for details of this investment.

GigaGen Inc.

On 5 July 2017, Grifols through its 100% subsidiary Grifols Innovation and New Technologies Limited (“GIANT”) acquired a 43.96% shareholding in GigaGen, Inc., a company based in San Francisco (USA) for the amount of US Dollars 35 million.

GIANT and GigaGen entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of US Dollars 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in Gigagen’s equity-accounted investment for the years ended 31 December 2018 and 2017 is as follows:

	Thousand of Euros
	31/12/2018	31/12/2017
Balance at 1 January	29,047	—
Acquisitions	—	31,752
Share of profit / (losses)	(1,562)	(804)
Share of other comprehensive income / translation differences	878	(1,595)
Pérdidas por deterioro de valor	—	(306)
Balance at 31 December	28,363	29,047

Access Biologicals LLC.

On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million. Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols  also signed a supply agreement to sell to Access Biologicals biological products not meant for therapeutic use.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biologicals products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

Movement in Access Biological’s equity-accounted investment for the years ended 31 December 2017 and 2018 is as follows:

	Thousand of Euros
	31/12/2018	31/12/2017
Balance at 1 January	44,219	—
Acquisitions	—	48,383
Share of profit / (losses)	3,039	1,830
Share of other comprehensive income / translation differences	2,073	(5,994)
Collected dividends	(1,589)	—
Balance at 31 December	47,742	44,219

Singulex, Inc.

On 17 May 2016 Grifols subscribed and paid a capital increase for an amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. (“Singulex”). As a result, Grifols holds a 19.33% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols will be entitled to appoint a director to serve the board of directors of Singulex.  As a result, Singulex granted Grifols an exclusive worldwide license for the use and sale of Singulex’ technology for the blood donor and plasma screening to further ensure the safety of blood and plasma products.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in Singulex, Inc.’s equity-accounted investment for the years ended 31 December 2018 and 2017 is as follows:

	Thousand of Euros
	31/12/2018	31/12/2017
Balance at 1 January	29,322	43,329
Share of profit / (losses)	(10,975)	(9,335)
Share of other comprehensive income / translation differences	909	(4,672)
Balance at 31 December	19,256	29,322

Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, Llc.

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). GWWO also entered into an option agreement to purchase the remaining  stakes for a price of US Dollars 100 million for an option price of US Dollars 10 million (Euros 9,007 thousand) (see notes 11 and 30). The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 23 plasma collection centers, 9 blood donation centers and one laboratory.

Movement in Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC.’s equity-accounted investment for the years ended 31 December 2017 and 2018 is as follows:

	Thousands of Euros			Thousands of Euros
	31/12/2018			31/12/2017
	IBBI	Bio-Blood	PBS	IBBI	Bio-Blood	PBS	TOTAL 2018	TOTAL 2017
Balance at 1 January	27,936	32,960	23,010	31,090	38,725	25,890	83,906	95,705
Share of profit / (losses)	1,830	3,492	(2,181)	635	(1,181)	270	3,141	(276)
Share of other comprehensive income / translation differences	1,298	1,771	980	(3,789)	(4,584)	(3,150)	4,049	(11,523)
Collected dividend	(1,469)	—	—	—	—	—	(1,469)	—
Balance at 31 December	29,595	38,223	21,809	27,936	32,960	23,010	89,627	83,906

Kiro Grifols, S.L.

On 25 July 2017 the Group acquired an additional 40% interest in Kiro Grifols, S.L (formerly Kiro Robotics, S.L.) for an amount of Euros 12.8 million. With this new acquisition, Grifols owns 90% in Kiro Grifols S.L., which is now considered part of the group, and starts using the global consolidation method instead of the equity method (see note 3(b)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(11)       Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2018 and 2017 are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017
Non-current derivatives (see note 30)	—	8,338
Financial investments in shares with stock market (a)	7	38,708
Total Non-current financial assets measured at fair value	7	47,046

Non-current guarantee deposits	5,566	4,820
Other non-current financial assets	1,908	1,346
Non-current loans to related parties (see note 31)	82,969	—
Non-current loans to EEAA (c) (see note 31)	17,151	16,677
Total Non-current financial assets measured at amortized cost	107,594	22,843

Details of other current financial assets on the consolidated balance sheet at 31 December 2018 and 2017 are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017

Current derivatives (b) (see note 30)	19,934	—
Total Non-current financial assets measured at fair value	19,934	—

	Thousands of Euros
	31/12/2018	31/12/2017
Deposits and guarantees	822	702
Current loans to third parties	56	59
Current loans to associates (c) (see note 31)	33,153	9,977
Total other current financial assets	34,031	10,738

(a)         Financial investments in quoted shares

Within the framework of its integrated R & D & I strategy, which assesses the adequacy of the various projects, Grifols made the decision to divest in TiGenix and participated in the takeover bid by Takeda in the first half of 2018. Divestment has generated a cash inflow of Euros 70.1 million and a positive impact on the consolidated profit of Euros 32 million (see note 26).

(b)         Current derivatives

At 31 December 2018, current derivatives correspond to the purchase options described below:

•                  Option to purchase the non-acquired shares of Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC. The purchase option may be exercised by the Group by written notification at any time between 1 February 2019 and 30 April 2019 (see note 30).

•                  Option to purchase Biotest Pharmaceuticals Corporation over two donation centers of ADMA Centers. The execution of the purchase option was executed on 1 January 2019 (see note 30).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(c)          Non-current loans to EEAA

On 2 October 2017 the Group’s subsidiary Grifols Diagnostic Solutions, Inc. granted a loan to Singulex Inc. of US Dollars 20,000 thousand (Euros 16,676 thousand), that bear at an interest rate of 5% and mature on 19 September 2019. In the first half of 2018, the Group made an additional contribution amounting to US Dollars 12,339 (Euros 11,063 thousand). The Group owns 19.33 % of the common stock of Singulex Inc.

On 8 February 2017, the subsidiary Grifols Worldwide Operations granted a loan of US Dollars 11,000 thousand (Euros 10,809 thousand) to Interstate Blood Bank Inc, with interest at a rate of 4% and due on 6 February 2022. The Group owns 49.19% of the capital of Interstate Blood Bank Inc.

(12)       Inventories

Details of inventories at 31 December 2018 and 2017 are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017
Goods for resale	118,876	105,013
Raw materials and supplies	647,399	454,371
Work in progress and semi-finished goods	744,436	592,612
Finished goods	438,649	477,297
	1,949,360	1,629,293

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Balance at 1 January	35,764	33,069	22,614
Net charge for the year	10,398	8,232	8,878
Cancellations for the year	(558)	(357)	(20)
Translation differences	3,236	(5,180)	1,597
Balance at 31 December	48,840	35,764	33,069

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(13)       Trade and Other Receivables

Details at 31 December 2018 and 2017 are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017
Trade receivables	289,316	302,685
Receivables from associates (note 31)	382	3,219
Bad debt provision (note 30)	(20,531)	(19,706)
Trade receivables	269,167	286,198
Other receivables (note 30)	9,901	7,485
Personnel	2,082	566
Advance payments (note 30)	35,426	11,181
Taxation authorities, VAT recoverable	42,707	20,105
Other public entities	2,302	1,344
Other receivables	92,418	40,681
Current income tax assets	42,205	59,531
	403,790	386,410

Other receivables

During 2018, 2017 and 2016 certain companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognized in the consolidated balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) totals Euros 1,220 thousand at 31 December 2018 (Euros 1,800 thousand at 31 December 2017), which does not differ significantly from its fair value and coincides with the amount of maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognized the asset transferred in the consolidated balance sheet, as the risks and rewards inherent to ownership have not been substantially retained.

Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2018 amount to Euros 1,188,216 thousand (Euros 912,204 thousand in 2017 and Euros 870,324 thousand in 2016).

The finance cost of these operations for the Group totals approximately Euros 6,053 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2018 (Euros 3,973 thousand in 2017 and Euros 4,885 thousand in 2016) (see note 26).

Details of balances with related parties are shown in note 31.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(14)       Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2018 and 2017 are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017
Current deposits	441,614	655,463
Cash in hand and at banks	592,178	231,058
Total cash and cash equivalents	1,033,792	886,521

(15)       Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)         Share capital

At 31 December 2018 and 2017, the Company’s share capital amounts to Euros 119,603,705 and comprises:

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

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2018 and 2017.

At 31 December 2018 and 2017, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2017 is as follows:

	Class A shares	Class B shares

Balance at 1 January 2017	426,129,798	256,694,375
(Acquisition) / disposal of treasury stock (note 15 (d))	—	432,929
Balance at 31 December 2017	426,129,798	257,127,304

Movement in outstanding shares during 2018 is as follows:

	Class A shares	Class B shares

Balance at 1 January 2018	426,129,798	257,127,304
(Acquisition) / disposal of treasury stock (note 15 (d))	—	479,355
Balance at 31 December 2018	426,129,798	257,606,659

(b)         Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated Financial statements.

(c)          Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2018, Euros 35,613 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 40,061 thousand at 31 December 2017) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

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

In June 2018, Grifols made the decision to divest in TiGenix and participated in the takeover bid made by Takeda in the first half of 2018. This divestment has generated a positive impact on reserves of Euros 4,900 thousand and a negative impact of Euros 4,900 thousand in “Other comprehensive income”.

In June 2018, Grifols executed the purchase option for 6.41% of the shares of Progenika owned by Ekarpen Private Equity, S.A. for an amount of Euros 5,300 thousand. As a result, the Group increased its interest from 90.23% to 96.64%. The difference between the acquisition carried out by the Group and the non-controlling interest was recognized in reserves.

In September 2018, the Group acquired 41,387 shares of Progenika Biopharma, S.A for an amount of Euros 4,333 thousand. As a result, the Group increased its interest from 96.64% to 99.99%. The difference between the acquisition carried out by the Group and the non-controlling interest was recognized against reserves.

At 31 December 2018 and 2017 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

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

At 31 December 2018 and 2017 the legal reserve of the Company amounts to Euros 23,921 thousand, which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2018 the balance of the legal reserve of other Spanish companies amounts to Euros 2,527 thousand (Euros 2,416 thousand at 31 December 2017).

Other foreign Group companies have a legal reserve amounting to Euros 843 thousand at 31 December 2018 (Euros 731 thousand at 31 December 2017).

(d)         Treasury stock

At 31 December 2018 and December 2017 the Company does not have any Class A treasury stock.

Movement in Class B treasury stock during 2017 was as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2017	4,730,735	68,710
Disposal Class B shares	(432,929)	(6,288)
Balance at 31 December 2017	4,297,806	62,422

Movement in Class B treasury stock during 2018 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	No. of Class B shares	Thousands of Euros

Balance at 1 January 2018	4,297,806	62,422
Disposal Class B shares	(479,355)	(6,981)
Balance at 31 December 2018	3,818,451	55,441

In March 2018 the Group delivered 480,661 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 29).

In March 2017 the Group delivered 432,929 treasury stocks (Class B shares) to eligible employees as a compensation for the Restricted Share Unit Retention Plan (see note 29).

The Parent held Class B treasury stock equivalent to 0.6% of its capital at 31 December 2018 (0.6% at 31 December 2017).

(e)          Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2018, and the distribution of profit approved for 2017, presented at the general meeting held on 25 May 2018, is as follows:

	Thousands of Euros
	31/12/2018	31/12/2017

Voluntary reserve	91,059	76,247
Dividends	238,659	265,080
Profit of the Parent	329,718	341,327

The following dividends were paid in 2017:

	31/12/2017
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	54%	0.14	57,790
Non-voting shares	271%	0.14	34,870
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			95,274

	31/12/2017
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	72%	0.18	76,703
Non-voting shares (interim dividend)	360%	0.18	46,283
Total interim dividends paid			122,986

The following dividends were paid in 2018:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	31/12/2018
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	82%	0.20	86,929
Non-voting shares	408%	0.20	52,551
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			142,094

	31/12/2018
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	80%	0.2	85,226
Non-voting shares (interim dividend)	400%	0.2	51,521
Total interim dividends paid			136,747

At the meeting held on 26 October, 2018, the Board of Directors of Grifols approved the distribution of interim dividend for 2018, of Euros 0.20 for each Class A and B share, recognizing a total of Euros 136,747 thousand as interim dividend.

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

At a general meeting held on 25 May 2018 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the years ended 31 December 2017 and 2018 is presented in the consolidated statement of changes in equity.

(f)           Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 12,652 thousand at 31 December 2018 (Euros 13,871 thousand at 31 December 2017).

(16)       Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	596,642	662,700	545,456
Weighted average number of ordinary shares outstanding	684,709,377	684,197,276	683,225,815
Basic earnings per share (Euros per share)	0.87	0.97	0.80

The weighted average of the ordinary shares outstanding (basic) has been calculated taking into consideration the share split carried out on 4 January 2016 as follows:

	Number of shares
	31/12/2018	31/12/2017	31/12/2016
Issued shares outstanding at 1 January	684,346,294	683,854,491	683,516,338
Effect of shares issued	—	—	—
Effect of treasury stock	363,083	342,785	(290,523)
Average weighted number of ordinary shares outstanding (basic) at 31 December	684,709,377	684,197,276	683,225,815

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

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	596,642	662,700	545,456
Weighted average number of ordinary shares outstanding (diluted)	684,686,164	684,243,891	684,170,887
Diluted earnings per share (Euros per share)	0.87	0.97	0.80

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares
	31/12/2018	31/12/2017	31/12/2016
Issued shares outstanding at 1 January	684,346,294	683,854,491	683,988,460
Effect of RSU shares	(23,213)	46,615	472,950
Effect of shares issued	—	—	—
Effect of treasury stock	363,083	342,785	(290,523)
Average weighted number of ordinary shares outstanding (diluted) at 31 December	684,686,164	684,243,891	684,170,887

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(17)       Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2017 are as follows:

	Thousands of Euros
	Balance at 31/12/2016	Additions	Disposals	Business Combination / Additions to Consolidated Group	Translation differences	Balance at 31/12/2017
Grifols (Thailand) Pte Ltd	3,354	433	(77)	—	(131)	3,579
Grifols Malaysia Sdn Bhd	1,172	229	—	—	(29)	1,372
Araclon Biotech, S.A.	140	(1,617)	—	—	—	(1,477)
Progenika Biopharma, S.A.	1,211	(60)	(298)	—	27	880
Abyntek Biopharma, S.L.	(73)	45	28	—	—	—
VCN Bioscience, S.L	693	(272)	—	—	—	421
Kiro Grifols , S.L.	—	(144)	—	255	—	111
	6,497	(1,386)	(347)	255	(133)	4,886

Details of non-controlling interests and movement at 31 December 2018 are as follows:

	Thousands of Euros
	Balance at 31/12/2017	Additions	Disposals	Business Combination / Additions to Consolidated Group	Translation differences	Balance at 31/12/2018

Grifols (Thailand) Pte Ltd	3,579	193	(43)	—	206	3,935
Grifols Malaysia Sdn Bhd	1,372	326	—	—	37	1,735
Araclon Biotech, S.A.	(1,477)	(2,011)	—	—	—	(3,488)
Progenika Biopharma, S.A.	880	—	(871)	—	—	9
VCN Bioscience, S.L	421	(281)	—	—	—	140
Kiro Grifols , S.L.	111	(463)	—	—	—	(352)
Haema AG	—	—	—	220,190	—	220,190
Biotest Pharma Corp	—	—	—	249,691	(810)	248,881
	4,886	(2,236)	(914)	469,881	(567)	471,050

(18)       Grants

Details are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017

Capital grants	11,149	11,010
Interest rate grants (preference loans) (See note 20 (e))	696	812
	11,845	11,822

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants totaling Euros 1,166 thousand have been recognized in the consolidated statement of profit and loss for the year ended at 31 December 2018 (Euros 323 thousand for the year ended at 31 December 2017).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(19)       Provisions

Details of provisions at 31 December 2018 and 2017 are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017
Non-current provisions (a)
Provisions for pensions and similar obligations	5,296	4,742
Other provisions	818	1,021
Non-current provisions	6,114	5,763

	Thousands of Euros
	31/12/2018	31/12/2017
Current provisions (b)
Trade provisions	80,055	106,995
Current provisions	80,055	106,995

(a)         Non-current provisions

At 31 December 2018, 2017 and 2016 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2016 was as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2015	Net charge	Cancellations	Reclassifications	differences	31/12/2016

Non-current provisions	4,980	(399)	(281)	814	4	5,118
	4,980	(399)	(281)	814	4	5,118

Movement in provisions during 2017 was as follows:

	Thousands of Euros
	Balance at	Business				Translation	Balance at
	31/12/2016	combination	Net charge	Cancellations	Reclassifications	differences	31/12/2017

Non-current provisions	5,118	23	422	(23)	290	(67)	5,763
	5,118	23	422	(23)	290	(67)	5,763

Movement in provisions during 2018 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2017	Net charge	Cancellations	Reclassifications	differences	31/12/2018

Non-current provisions	5,763	635	(565)	277	4	6,114
	5,763	635	(565)	277	4	6,114

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b)         Current provisions

Movement in trade provisions during 2016 was as follows:

	Thousands of Euros
	Balance at				Balance at
	31/12/2015	Net charge	Cancellations	Translation differences	31/12/2016

Trade provisions	123,049	(28,481)	(6,417)	1,437	89,588
	123,049	(28,481)	(6,417)	1,437	89,588

Movement in trade provisions during 2017 was as follows:

	Thousands of Euros
	Balance at	Business				Translation	Balance at
	31/12/2016	Combination	Net charge	Cancellations	Reclassification	differences	31/12/2017
Trade provisions	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995
	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995

Movement in trade provisions during 2018 is as follows:

	Thousands of Euros
	Balance at				Balance at
	31/12/2017	Net charge	Cancellations	Translation differences	31/12/2018

Trade provisions	106,995	(30,668)	(290)	4,018	80,055
	106,995	(30,668)	(290)	4,018	80,055

(20)       Financial Liabilities

This note provides information on the contractual conditions of the Group’s financial liabilities, which are measured at amortized cost. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details at 31 December 2018 and 2017 are as follows:

	Thousands of Euros
Financial liabilities	31/12/2018	31/12/2017
Non-current obligations (a)	1,000,000	853,667
Senior secured debt (b)	4,771,285	4,849,882
Other loans (b)	239,686	169,214
Finance lease liabilities (c)	9,537	5,415
Other non-current financial liabilities (e)	78,955	23,637
Total non-current financial liabilities	6,099,463	5,901,815
Current obligations (a)	102,978	95,538
Senior secured debt (b)	129,955	4,057
Other loans (b)	24,839	29,527
Finance lease liabilities (c)	3,348	3,945
Other current financial liabilities (e)	16,262	22,003
Total current financial liabilities	277,382	155,070

In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2018, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 244,375 thousand (Euros 170,000 thousand at 31 December, 2017).

On 5 December 2017 the Group received a loan from the European Investment Bank totaling Euros 85 million, falling due in 10 years, at a fixed rate and with a grace period of 2 years. The loan will be used to support certain investments the Group’s R&D which are mainly focused on searching for new applications for plasmatic proteins.

On 28 October 2015, the Group received its first loan from the same entity and with the same terms for a total amount of Euros 100 million.

On 18 April 2017 the Group concluded the refinancing process of the Senior Unsecured Notes. The total note issuance amounted to Euros 1,000 million.

On 6 February 2017 the Group concluded the refinancing process of its senior debt. The total debt refinanced amounts to US Dollars 6,300 million (Euros 5,800 million), including the US Dollars 1,816 million loan obtained for the acquisition of Hologic’s transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consisted of a US Dollars 6,000 million non-current loan from institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 300 million undrawn revolving credit facility.

Retrospectively as of 1 January 2018, Grifols has calculated the impact of the entry into force of the new IFRS 9 on the refinancing process of the Senior Unsecured Notes and the Senior debt, concluding that the refinancing of the notes caused a derecognition of the liability as they did not pass the new quantitative test, whereas the senior debt did not result in a derecognition of the liability.

According to the IASB’s interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Due to the retrospective effect of IFRS 9, any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 have been recognized in reserves, generating a positive net impact of Euros 24,636 thousand (see note 2 (c)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(a)         Senior Unsecured Notes

On 18 April 2017, Grifols, S.A., issued US Dollars 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2025 and will bear annual interest at a rate of 3.20%. These notes replaced 97.1 % of the Senior Unsecured Notes issued in 2014 by Grifols Worldwide Operations Limited, a wholly-owned subsidiary of Grifols S.A., amounting to US Dollars 1,000 million, with a maturity in 2022 and with interest rate of 5.25% that was owned by a financial institution. The remaining 2.9% of the existing notes was redeemed before the exchange by an amount of Euros 26,618 thousand. The corresponding deferred costs of the notes have been recognized in profit and loss in 2017. On 2 May 2017 the Notes were admitted to listing on the Irish Stock Exchange.

Due to the implementation of IFRS 9, the refinancing of unsecured corporate notes has resulted in the decrease of liabilities by not passing the new quantitative test (see note 2).

Details of movement in the Senior Unsecured Notes at 31 December 2017 are as follows:

	Thousands of Euros
	Opening outstanding			Translation	Closing outstanding
	balance 01/01/17	Refinancing	Repayments	differences	balance 31/12/17

Senior Unsecured Notes (nominal amount)	948,677	108,597	(26,618)	(30,656)	1,000,000
Total	948,677	108,597	(26,618)	(30,656)	1,000,000

At 31 December 2018 and 2017 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/2017
					Promissory		Interest
			Nominal amount		notes subscribed	Buy back	pending accrual
		Maturity	of promissory	Interest	(Thousands of	(Thousands of	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	Euros)	Euros)

Issue of bearer promissory notes	05/05/17	04/05/18	3,000	3.00%	92,109	(906)	(909)

	31/12/2018
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/18	04/05/19	3,000	4.00%	99,990	(1,041)	(1,304)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b)         Loans and borrowings

Details of loans and borrowings at 31 December 2018 and 2017 are as follows:

					Thousands of Euros
					31/12/2018		31/12/2017
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche A	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	2,052,403	1,949,782	1,959,476	1,959,476
Senior debt - Tranche A	Euros	Euribor + 1.75%	31/01/2017	31/01/2023	607,000	576,650	607,000	607,000
Senior debt - Tranche B	US Dollars	Libor + 2.25%	31/01/2017	31/01/2025	2,620,087	2,548,035	2,501,459	2,457,684

Total senior debt					5,279,490	5,074,467	5,067,935	5,024,160

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	63,750	100,000	74,375
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	85,000	85,000	85,000
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	85,000	—	—

Total EIB Loan					270,000	233,750	185,000	159,375

Revolving Credit	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	262,009	—	250,146	—

Total Revolving Credit					262,009	—	250,146	—

Other non-current loans	Euros	Euribor- Euribor+2.30%	25/03/2010	30/09/2024	26,680	5,936	33,180	9,839

Loan transaction costs					—	(303,182)	—	(174,278)

Non-current loans and borrowings					5,838,179	5,010,971	5,536,261	5,019,096

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

					Thousands of Euros
					31/12/2018			31/12/2017
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended		Carrying amount	Amount extended		Carrying amount

Senior debt - Tranche A	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	(*	)	102,621	(*	)	—
Senior debt - Tranche A	Euros	Euribor + 1.75%	31/01/2017	31/01/2023	(*	)	30,350	(*	)	—
Senior debt - Tranche B	US Dollars	Libor + 2.25%	31/01/2017	31/01/2025	(*	)	26,201	(*	)	25,015

Total senior debt					—		159,172	—		25,015

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*	)	10,625	(*	)	10,625

Total EIB Loan					—		10,625	—		10,625

Other current loans		0,10% - 4,62%			144,571		14,214	131,700		18,902

Loan transaction costs					—		(29,217)	—		(20,958)

Current loans and borrowings					144,571		154,794	131,700		33,584

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Current loans and borrowings include accrued interest amounting to Euros 2,546 thousand at 31 December 2018 (Euros 1,713 thousand at 31 December 2017).

On 6 February 2017 the Group refinanced its Senior Secured Debt with the existing lenders and obtained the additional debt for the acquisition of Hologic by an amount of US Dollars 1,816 million. The new senior debt consisted of a Term Loan A (“TLA”), which amounted US Dollars 2,350 million and Euros 607 million with a 1.75% margin over Libor and Euribor respectively and maturity in 2023 and quasi-bullet amortization structure, and a Term Loan B  (“TLB”) which amounted US Dollars 3,000  million with a 2.25% margin over Libor and maturity in 2025. The borrowers of the total debt are Grifols Worldwide Operations Limited and Grifols, S.A. for the Term Loan A and Grifols Worldwide Operations USA, Inc. for the Term Loan B.

The present value discounted from cash flows under the new agreement, including any fees paid and discounted using the original effective interest rate differed by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby it is considered that the debt instrument has not been substantially modified.

The costs of refinancing the senior debt amounted to Euros 84.8 million. Based on an analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of the terms of the senior debt did not imply a derecognition of the liability. The difference between the amortized cost of the debt applying the new IFRS 9 is Euros 332,399 thousand less than its nominal amount.

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

•                  Quasi-bullet amortization structure.

•                  Maturity in 2023.

Details of Tranche A by maturity at 31 December 2018 are as follows:

	US Tranche A		Tranche A in Euros
Maturity	Principal in thousands of US Dollars	Principal in thousands of Euros	Principal in thousands of Euros
2019	117,500	102,621	30,350
2020	235,000	205,240	60,700
2021	235,000	205,240	60,700
2022	1,321,875	1,154,476	341,437
2023	440,625	384,826	113,813
Total	2,350,000	2,052,403	607,000

•                  Tranche B: Senior Debt Loan repayable in eight years.

•                  US Tranche B :

•                              Original principal amount of US Dollars 3,000 million.

•                              Applicable margin of 225 basis points (bp) linked to US Libor.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

•                              Quasi-bullet amortization structure.

•                              Maturity in 2025.

Details of Tranche B by maturity at 31 December 2018 are as follows:

	US Tranche B
		Principal in thousands	Principal in thousands
Maturity	Currency	of US Dollars	of Euros
2019	US Dollars	30,000	26,201
2020	US Dollars	30,000	26,201
2021	US Dollars	30,000	26,201
2022	US Dollars	30,000	26,201
2023	US Dollars	30,000	26,201
2024	US Dollars	30,000	26,201
2025	US Dollars	2,767,500	2,417,030
Total	US Dollars	2,947,500	2,574,236

•                  US Dollars 300 million committed credit revolving facility: Amount maturing on 2023 and applicable margin of 175 basis points (bp) pegged to US Libor. At 31 December 2018 and 2017 no amount has been drawn down on this facility.

The issue of senior unsecured notes and senior secured debt is subject to compliance with a leverage ratio covenant. At 31 December 2018 the Group complies with this covenant.

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

(c)          Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
	31/12/2018			31/12/2017
	Minimum			Minimum
	payments	Interest	Present Value	payments	Interest	Present Value
Maturity at:
Less than one year	3,576	228	3,348	4,305	360	3,945
Two years	3,339	123	3,216	2,636	179	2,457
Three years	2,606	82	2,524	1,461	88	1,373
Four years	1,971	53	1,918	814	60	754
Five years	1,578	32	1,546	369	42	327
More than five years	351	18	333	550	46	504
Total	13,421	536	12,885	10,135	775	9,360

(d)         Credit rating

In December 2018 and December 2017 Moody’s Investors Service has confirmed the ‘Ba3’ corporate family rating, ‘Ba2’ rating to the senior secured bank debt and ‘B2’ rating to the unsecured notes that were used to refinance the existing debt structure. The outlook is confirmed as stable.

In December 2018 and December 2017 Standard & Poor’s has confirmed its ‘BB’ rating on Grifols and has assigned ‘BB+’ and ‘B+’ issue ratings to Grifols’ senior secured debt and senior unsecured notes that were used to refinance the existing debt structure. The outlook for the rating is stable.

(e)         Other financial liabilities

At 31 December 2018 “other financial liabilities” include interest-free loans extended by governmental institutions amounting to Euros 16,559 thousand (Euros 20,306 thousand at 31 December 2017). The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 696 thousand (Euros 812 thousand at 31 December 2017) (see note 18).

At 31 December 2017, “other current financial liabilities” included an amount of Euros 5,000 thousand related to the remaining call option extended by the Group and the shareholders of Progenika with maturity in 2018. This option was executed in June 2018.

At 31 December 2018 and 2017 “other current financial liabilities” also include approximately Euros 6,704 thousand and Euros 3,056 thousand, respectively, which have been collected directly from Spanish Social Security affiliated bodies and transferred to financial institutions (see note 13).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017
Maturity at:
Up to one year	16,262	22,003
Two years	21,460	10,818
Three years	49,602	3,787
Four years	2,916	2,794
Five years	1,799	2,247
Over five years	3,178	3,991
	95,217	45,640

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(f) Changes in liabilities derived from financing activities

	Thousand of Euros
		Senior Secured
		debt & Other	Finance lease	Other financial
	Obligations	loans	liabilities	liabilities	Total

Book value at January 1, 2017	926,941	3,948,154	9,945	57,096	4,942,136

New financing	1,092,109	5,666,300	—	8,661	6,767,070
Refunds	(1,003,104)	(3,936,799)	(780)	(21,838)	(4,962,521)
Bear of interests	61,944	198,588	505	1,020	262,057
Other movements	(57,484)	(84,917)	—	—	(142,401)
Collection / Payment of interests	(44,432)	(162,647)	—	—	(207,079)

Business combination	—	—	—	2,163	2,163
Foreign exchange differences	(26,769)	(575,999)	(310)	(1,462)	(604,540)

Balance at December 31, 2017	949,205	5,052,680	9,360	45,640	6,056,885

New financing	99,990	85,000	—	6,789	191,779
Refunds	(92,244)	(45,225)	(1,001)	(20,041)	(158,511)
Bear of interests	31,694	253,673	409	865	286,641
Other movements (note 2)	146,333	(141,998)	—	—	4,335
Collection / Payment of interests	(32,000)	(193,146)	—	—	(225,146)
Business combination	—	—	4,007	57,816	61,823
Foreign exchange differences	—	154,781	110	4,148	159,039

Balance at December 31, 2018	1,102,978	5,165,765	12,885	95,217	6,376,845

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(21)       Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017
Suppliers	561,883	423,096
VAT payable	8,954	8,827
Taxation authorities, withholdings payable	26,299	24,084
Social security payable	12,787	11,741
Other public entities	111,776	97,068
Other payables	159,816	141,720
Current income tax liabilities	1,917	6,709
	723,616	571,525

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

(22)       Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017
Salaries payable	153,160	129,519
Other payables	504	649
Deferred income	8,912	4,284
Advances received	6,613	9,945
Other current liabilities	169,189	144,397

(23)       Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2018, 2017 and 2016 by segment is as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Bioscience	3,516,704	3,429,785	3,195,424
Diagnostic	702,265	732,369	691,701
Hospital	119,454	105,649	102,251
Bio supplies	167,004	66,791	57,239
Others	22,451	18,263	34,601
Intersegments	(41,154)	(34,784)	(31,386)
	4,486,724	4,318,073	4,049,830

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

As a result of the creation of Bio Supplies segment and the Intersegments in 2017, the Group has reviewed the allocation of balances and transactions by segments. The comparative figures for 2016 have been restated accordingly.

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
USA and Canada	2,974,429	2,896,505	2,707,579
Spain	264,913	242,894	225,273
European Union	535,361	444,089	426,223
Rest of the world	712,021	734,585	690,755
Consolidated	4,486,724	4,318,073	4,049,830

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Gross sales	5,588,257	5,322,618	4,882,615
Chargebacks	(923,023)	(826,775)	(652,564)
Cash discounts	(62,518)	(57,512)	(51,953)
Volume rebates	(46,922)	(43,274)	(51,242)
Medicare and Medicaid	(40,343)	(41,722)	(47,820)
Other discounts	(28,727)	(35,262)	(29,206)
Net sales	4,486,724	4,318,073	4,049,830

Movement in discounts and other reductions in gross income during 2016 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total

Balance at 31 December 2015	126,178	5,902	29,680	12,468	5,367	179,595
Current estimate related to sales made in current and prior year	652,564	51,953	51,242	47,820	29,206	832,785	(1)
(Actual returns or credits in current period related to sales made in current period)	(693,458)	(51,733)	(27,409)	(24,988)	(27,243)	(824,831	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	(248)	(27,732)	(14,401)	(2,986)	(45,367	)(3)
Translation differences	1,965	758	726	858	98	4,405
Balance at 31 December 2016	87,249	6,632	26,507	21,757	4,442	146,587

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in discounts and other reductions to gross income during 2017 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2016	87,249	6,632	26,507	21,757	4,442	146,587
Current estimate related to sales made in current and prior year	826,775	57,512	43,274	41,722	35,262	1,004,545	(1)
(Actual returns or credits in current period related to sales made in current period)	(795,449)	(52,270)	(28,976)	(28,198)	(26,072)	(930,965	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	31	(6,024)	(20,210)	(16,659)	(2,864)	(45,726	)(3)
Translation differences	(12,716)	(736)	(2,604)	(2,418)	(625)	(19,099)
Balance at 31 December 2017	105,890	5,114	17,991	16,204	10,143	155,342

Movement in discounts and other reductions to gross income during 2018 were as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2017	105,890	5,114	17,991	16,204	10,143	155,342
Current estimate related to sales made in current and prior year	923,023	62,518	46,922	40,343	28,727	1,101,533	(1)
(Actual returns or credits in current period related to sales made in current period)	(957,695)	(56,568)	(24,648)	(21,324)	(26,493)	(1,086,728	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	(4,909)	(16,384)	(13,232)	(3,781)	(38,306	)(3)
Translation differences	3,957	286	916	950	241	6,350
Balance at 31 December 2018	75,175	6,441	24,797	22,941	8,837	138,191

(l)            Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.

(2)        Amounts credited and posted against provisions for current period

(3)        Amounts credited and posted against provisions for prior period

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(24)       Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Cost of sales	810,512	731,192	635,577
Research and development	93,817	90,495	77,988
Selling, general & administration expenses	345,224	323,880	314,348
	1,249,553	1,145,567	1,027,913

Details by nature are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Wages and salaries	1,000,682	917,810	822,384
Contributions to pension plans (see note 29)	21,363	20,347	18,486
Other social charges	29,055	27,679	25,074
Social Security	198,453	179,731	161,969
	1,249,553	1,145,567	1,027,913

(25)       Expenses by Nature

(a)         Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets and property, plant and equipment, incurred during 2018, 2017 and 2016 classified by functions are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Cost of sales	146,530	135,186	126,998
Research and development	19,836	14,721	13,050
Selling, general & administration expenses	62,243	65,583	61,821
	228,609	215,490	201,869

(b)         Other operating income and expenses

Other operating income and expenses incurred during 2018, 2017 and 2016 by function are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Cost of sales	432,803	416,020	454,097
Research and development	152,670	129,579	113,078
Selling, general & administration expenses	410,753	460,959	393,523
	996,226	1,006,558	960,698

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details by nature are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Changes in trade provisions	(23,125)	3,648	(22,069)
Professional services	211,305	211,579	190,003
Commissions	21,941	18,473	20,147
Supplies and auxiliary materials	149,831	131,932	119,014
Operating leases (note 28)	84,299	80,136	74,945
Freight	112,340	105,292	96,680
Repair and maintenance expenses	107,806	103,518	89,797
Advertising	44,659	49,893	51,233
Insurance	22,632	21,529	20,008
Royalties	10,726	11,241	9,217
Travel expenses	51,428	58,171	53,239
External services	53,391	82,699	43,231
R&D Expenses	100,889	89,977	78,379
Other	48,104	38,470	136,874
Other operating income&expenses	996,226	1,006,558	960,698

(26)       Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Finance income	13,995	9,678	9,934
Finance cost from Senior Unsecured Notes	(35,471)	(65,189)	(73,491)
Finance cost from senior debt	(247,646)	(193,183)	(168,332)
Finance cost from sale of receivables (note 13)	(6,053)	(3,973)	(4,885)
Capitalized interest	8,955	8,839	13,019
Other finance costs	(13,058)	(9,838)	(11,140)
Finance costs	(293,273)	(263,344)	(244,829)

Change in fair value of financial derivatives (note 30)	—	(3,752)	(7,610)
Impairment and gains / (losses) on disposal of financial instruments	30,280	(18,844)	—
Exchange differences	(8,246)	(11,472)	8,916
Finance result	(257,244)	(287,734)	(233,589)

On 29 January 2018 (prior to the date on which the 2017 consolidated Financial statements were authorized to issue) Aradigm communicated that it had not obtained the approval of the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration for LinahiqTM. As a result, the financial assets related to the convertible note of Aradigm have been totally impaired totaling Euros 14,477 thousand at 31 December 2017. This amount was recognized in “Impairment and gains/(losses) on disposal of financial instruments” in the consolidated statement of profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

During 2018 the Group has capitalized interest at a rate of between 4.61% and 5.18% based on the financing received (between 4.26% and 4.87% during 2017) (see note 4 (f)).

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

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc. and Talecris Plasma Resources, Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22.4% of taxable income, which may be reduced by certain deductions.

(a)         Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Profit before income tax from continuing operations	725,842	695,722	712,752
Tax at 25%	181,461	173,931	178,188
Permanent differences	(2,000)	17,163	8,019
Effect of different tax rates	(29,543)	40,981	14,509
Tax credits (deductions)	(18,226)	(16,092)	(20,163)
Impact related to the US tax legistation modifications	—	(171,169)	—
Prior year income tax expense	381	(8,614)	928
Other income tax expenses/(income)	(637)	(1,792)	(13,272)
Total income tax expense	131,436	34,408	168,209

Deferred tax	(21,189)	(149,444)	(40,161)
Current tax	152,625	183,851	208,370
Total income tax expense	131,436	34,407	168,209

The effect of the different tax rates is basically due to a change of country mix in profits

On 22 December 2017, a tax reform was approved in the United States that took effect on 1 January 2018.

The Group carried out an exercise to identify changes in the tax reform affecting its subsidiaries in the USA and an assessment of the impact that these changes will have on the manner in which the deferred taxes will revert as of 31 December 2017. In the analysis performed, the main impact comes from the change in tax rates to be applied to deferred taxes as of 31 December 2017, which have fallen from a rate of 35% to 21% for fiscal years beginning on or after 1 January 2018. The impact recorded in the “income tax expense” caption amounted to Euros 171 million in 2017.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b)         Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	31/12/2018	31/12/2017	31/12/2016
Assets
Provisions	7,936	4,564	3,696
Inventories	41,029	35,619	39,297
Tax credits (deductions)	57,357	49,467	37,685
Tax loss carryforwards	32,769	6,179	10,717
Other	8,611	7,513	3,393
Subtotal, assets	147,702	103,342	94,788
Goodwill	(24,691)	(22,346)	(19,136)
Fixed assets, amortisation and depreciation	(3,922)	(7,780)	(7,062)
Intangible assets	(6,550)	(7,059)	(1,371)
Subtotal, net liabilities	(35,163)	(37,185)	(27,569)
Deferred assets, net	112,539	66,157	67,219
Liabilities
Goodwill	(150,644)	(105,963)	(131,039)
Intangible assets	(220,752)	(201,921)	(392,388)
Fixed assets	(99,819)	(95,029)	(158,060)
Debt cancellation costs	(42,319)	(70,503)	(64,762)
Inventories	—	—	(1,175)
Subtotal, liabilities	(513,534)	(473,416)	(747,424)
Tax loss carryforwards	20,833	15,384	40,358
Provisions	53,290	47,404	61,252
Inventories	5,644	5,063
Other	29,369	16,653	45,168
Subtotal, net assets	109,135	84,504	146,778
Net deferred Liabilities	(404,398)	(388,912)	(600,646)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2018	31/12/2017	31/12/2016
Balance at 1 January	(322,755)	(533,427)	(564,771)
Movements during the year	21,189	149,444	40,161
Movements in equity during the year	—	—	—
Business combination (note 3)	21,328	16,736	—
Translation differences	(11,621)	44,492	(8,817)
Balance at 31 December	(291,859)	(322,755)	(533,427)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2018, 2017 and 2016 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 27,097 thousand at 31 December 2018 (Euros 51,930 thousand at 31 December 2017).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years.

Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 years and other remaining Spanish companies have no maturity date.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 55,282  thousand (Euros 51,169 thousand at 31 December 2017).

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

The main tax audits currently open in the Group are as follows:

•                  Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of State Income Tax in North Carolina and New York states (fiscal years 2012 to 2015). During 2017, this inspection was closed and the Group without any significant adjustment.

•                  Grifols Shared Services North America, Inc. and subsidiaries: In 2018 has been notified of an inspection related to the State Income Tax of the fiscal year 2016.

Group management does not expect any significant liability to derive from these inspections.

(28)       Operating Leases

(a)         Operating leases (as lessee)

At 31 December 2018, 2017 and 2016 the Group leases buildings and warehouses from third parties under operating leases.

Operating lease instalments of Euros 84,299 thousand were recognized as an expense in 2018 (Euros 80,136 thousand in 2017 and Euros 74,945 thousand in 2016) and fully comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2018, 2017 and 2016 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016
Maturity at:
Up to 1 year	63,959	46,541	56,869
Between 1 and 5 years	200,156	156,897	181,076
More than 5 years	136,464	58,905	112,986
Total future minimum payments	400,579	262,343	350,931

(b)         Operating leases (as lessor)

At 31 December 2018, 2017 and 2016 the Group has no lease contracts as lessor.

(29)       Other Commitments with Third Parties and Other Contingent Liabilities

(a)         Guarantees

The Group has no significant guarantees extended to third parties.

(b)         Guarantees committed with third parties

The Group has no significant guarantees extended to third parties, except for those described in note 20.

(c)          Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2018 has amounted to Euros 777 thousand (Euros 725 thousand for 2017).

In successive years this contribution will be defined through labor negotiations.

In the event that control is taken of the Company, the Group has agreements with 69 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary.

The Group has contracts with six executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances.

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

These RSU’s will have a vesting period of 2 years and 1 day and, subsequently, the RSU’s will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he/she will not be entitled to the additional RSU’s.

At 31 December 2018, the Group has settled the RSU plan of 2015 for an amount of Euros 7,914 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

This commitment is treated as equity instrument and the amount totals Euros 12,652 thousand at 31 December 2018 (Euros 13,871 thousand at 31 December 2017).

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 20.7 million for 2018 (US Dollars 18.9 million in 2017).

Other plans

The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

(d)         Purchase commitments

Details of the Group’s commitments at 31 December 2018 are as follows:

Thousands of Euros

2019	179,766
2020	166,163
2021	149,318
2022	4,143
2023	1,067
More than 5 years	893

(e)          Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  bioMérieux, S.A., et ano. v. Hologic, Inc. et al., Case No. 1:17-cv-102 (M.D.N.C); Case No. 18-21-LPS-CJB (D. Del.): On 3 February 2017, bioMérieux, S.A and bioMérieux, Inc. filed suit against Hologic, Inc. (“Hologic”), Grifols, S.A. (“GSA”), and GDS in the U.S. District Court for the Middle District of North Carolina, alleging infringement of U.S. Patent Nos. 8,697,352 and 9,074,262 by virtue of defendants’ activities with respect to the Procleix HIV-1/HCV Assay®, Procleix Ultrio Assay®, and Procleix Ultrio Plus® products. Hologic and GDS filed a motion to dismiss for failure to state a claim on 3 April 2017. As a result of a claim of improper venue, the case was transferred to the U.S. District Court for the District of Delaware in early 2018. Hologic and GDS pursued defenses of failure to state a claim, non-infringement, invalidity, and that the infringement claims are contractually barred under a Non-Assertion Agreement. On 31 May 2018, Hologic, GDS and GSA filed a motion to sever and stay their contractual defense under the Non-Assertion Agreement pending resolution of the liability issues. Hologic and GDS filed a Motion to Dismiss for failure to state a claim and GSA filed a Motion to Dismiss for lack of personal jurisdiction. The Court denied Hologic’s and GDS’ Motions to Dismiss on 25 September 2018, and denied GSA’s Motion to Dismiss on 26 September 2018. On September 28, 2018, bioMérieux filed an amended complaint. Requests for Institution of Inter Parties Review were filed by Hologic with the Patent and Trademark Appeals Board on 12 February 2018, and were also denied. Requests for rehearing of the Patent and Trademark Appeals Decisions were filed on 10 September 2018 and 24 September 2018. Discovery has been initiated and is scheduled to be completed by 15 February 2019. Based on the amounts as of today’s date, the Group does not believe that the aforementioned litigation could result in a material impact on these financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

•                  Enzo Life Sciences, Inc. v. Hologic, Inc. et al., Case No. 1:16-cv-00894-LPS (D. Del.): On 4 October 2016, Enzo Life Sciences, Inc. (“Enzo”) filed suit against Hologic in the U.S. District Court for the District of Delaware, alleging infringement of U.S. Patent No. 6,221,581 (the “‘581 Patent”) by virtue of Hologic’s activities with respect to Progensa®, Procleix®, and Aptima®products. On 9 November 2017, the Court granted Enzo’s motion to amend its complaint to add GSA and GDS as defendants with respect to the Procleix® products at issue. Hologic and GDS answered the complaint, alleging non-infringement and invalidity among their defenses. GSA filed a Motion to Dismiss for lack of personal jurisdiction, which was denied on 26 September 2018. A Request for Institution of Inter Parties Review was also filed by Hologic and denied by the Patent and Trademark Appeals Board on 18 April 2018. Trial was scheduled for September 2019. Fact discovery was nearly complete and depositions of key witnesses were scheduled. However, these activities were taken off calendar at the request of Enzo after issuance of the 15 October 2018 Court Order and Opinion on Claim Construction narrowing the scope of the ‘581 Patent claims such that the products at issue would not infringe the ‘581 Patent. On 5 November 2018, the Court entered final judgement in favor of Hologic, GSA and GDS following the filing of a Joint Stipulation of Noninfringement. Enzo intends to appeal the Court’s claim construction ruling. Based on the amounts as of today’s date, the Group does not believe that the aforementioned litigation could result in a material impact on these financial statements.

•                  Concerning the acquisition in 2014 of the transfusional Diagnostic unit and after an internal investigation by the Company, no abnormal commercial or contractual practices have been found.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(30)       Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros
	31/12/2017
	Carrying amount					Fair Value
		Financial	Available for
	Loans and	instruments	sale financial	Debts and
	receivables	held for trading	assets	payables	Total	Level 1	Level 2	Level 3	Total

Non-current financial assets	—	—	38,708	—	38,708	38,708	—	—	38,708
Financial derivatives	—	8,338	—	—	8,338	—	—	8,338	8,338
Financial assets measured at fair value	—	8,338	38,708	—	47,046

Non-current financial assets	22,843	—	—	—	22,843
Other current financial assets	10,738	—	—	—	10,738
Trade and other receivables	304,864	—	—	—	304,864
Cash and cash equivalents	886,521	—	—	—	886,521
Financial assets not measured at fair value	1,224,966	—	—	—	1,224,966

Senior Unsecured Notes	—	—	—	(858,911)	(858,911)	(1,018,130)	—	—	(1,018,130)
Promissory Notes	—	—	—	(90,294)	(90,294)
Senior secured debt	—	—	—	(4,853,939)	(4,853,939)	—	(5,063,769)	—	(5,063,769)
Other bank loans	—	—	—	(198,741)	(198,741)
Finance lease payables	—	—	—	(9,360)	(9,360)
Other financial liabilities	—	—	—	(45,640)	(45,640)
Trade and other payables	—	—	—	(423,096)	(423,096)
Other current liabilities	—	—	—	(14,879)	(14,879)
Financial liabilities not measured at fair value	—	—	—	(6,494,860)	(6,494,860)
	1,224,966	8,338	38,708	(6,494,860)	(5,222,848)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousand of Euros
	31/12/2018
	Carrying amount					Fair Value
	Financial assets	Financial	Financial	Other
	at amortised	assets at	liabilities at	financial
	costs	FVTPL	amortised costs	liabilities	Total	Level 1	Level 2	Level 3	Total

Non-current financial assets	—	7	—	—	7	7	—	—	7
Current Financial derivatives	—	19,934	—	—	19,934	—	—	19,934	19,934
Financial assets measured at fair value	—	19,941	—	—	19,941

Non-current financial assets	107,594	—	—	—	107,594
Other current financial assets	34,031	—	—	—	34,031
Trade and other receivables	361,585	—	—	—	361,585
Cash and cash equivalents	1,033,792	—	—	—	1,033,792
Financial assets not measured at fair value	1,537,002	—	—	—	1,537,002

Senior Unsecured Notes	—	—	(1,005,333)	—	(1,005,333)	(985,480)	—	—	(985,480)
Promissory Notes	—	—	(97,645)	—	(97,645)
Senior secured debt	—	—	(4,901,240)	—	(4,901,240)	—	(5,055,323)	—	(5,055,323)
Other bank loans	—	—	(264,525)	—	(264,525)
Finance lease payables	—	—	(12,885)	—	(12,885)
Other financial liabilities	—	—	(95,217)	—	(95,217)
Debts with associates	—	—	(7,079)	—	(7,079)
Other non-current debts	—	—	—	(1,301)	(1,301)
Trade and other payables	—	—	—	(721,699)	(721,699)
Other current liabilities	—	—	—	(169,189)	(169,189)
Financial liabilities not measured at fair value	—	—	(6,383,924)	(892,189)	(7,276,113)
	1,537,002	19,941	(6,383,924)	(892,189)	(5,719,170)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Financial derivatives

At 31 December 2018 and 2017 the Group has recognized the following derivatives:

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2018	31/12/2017	31/12/18	31/12/17	Maturity

Call Option (Interstate Blood Bank, Inc., Bio-Blood Components, Inc and Plasma Biological Services, LLC)	US Dollar	N/A	N/A	8,733	8,338	30/04/2019

Call Option (ADMA Centers)	US Dollar	N/A	N/A	11,201	—	01/01/2019
Total Assets				19,934	8,338

On 11 May 2016 the Group paid an aggregate amount equal to US Dollars 10,000 thousand (Euros 8,960 thousand at the exchange rate at the date of acquisition) in respect of the call option for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. shares that are not owned by the Group. The call option can be exercised by the Group by delivering written notice of its intention at any time on or after 1 February 2019 and on or before 30 April 2019 (see note 11).

On 6 June 2017, Biotest Pharmaceuticals Corporation agreed to purchase from ADMA Biologics all of its rights, titles and interests in two donation centers located in Georgia, USA. On 1 August 2018, Grifols acquired Biotest and its net assets (including the purchase option). The execution of the purchase option was carried out on 1 January 2019.

Financial derivatives are valued based on generally accepted valuation techniques (level 3 in the fair value hierarchy), using to the greatest extent data from the market and to a lesser extent specific data of the Group.

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

Credit risk

(a)         Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2018 and 2017 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/2018	31/12/2017
Non-current financial assets	11	107,601	69,889
Other current financial assets	11	53,965	10,738
Trade receivables	13	269,167	286,198
Other receivables	13	45,327	18,666
Cash and cash equivalents	14	1,033,792	886,521
		1,509,852	1,272,012

The maximum level of exposure to risk associated with receivables at 31 December 2018 and 2017, by geographical area, is as follows.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
Carrying amount	31/12/2018	31/12/2017
Spain	46,025	63,505
EU countries	48,354	53,403
United States of America	79,829	65,068
Other European countries	14,289	5,761
Other regions	125,997	117,127
	314,494	304,864

(b)         Impairment losses

A breakdown of the trade receivables net of the bad debt provision by ageing as of 31 December 2017 is as follows:

	Thousands of Euros
				Total net trade
		Total gross carrying		receivable third
	ECL Rate	amount	Provision	party

Not matured	0.19%	224,476	(35)	224,441
Past due 0-30 days	0.19%	41,145	(7,476)	33,669
Past due 31-60 days	0.62%	12,904	(3)	12,901
Past due 61-90 days	2.03%	715	(8)	707
Past due 91-180 days	3.01%	4,293	(35)	4,258
Past due 181-365 days	8.52%	7,468	(2,110)	5,358
More than one year	100.00%	7,260	(2,971)	4,289
Customers with objective evidence of impairment		7,643	(7,068)	575
		305,904	(19,706)	286,198

A breakdown of the trade receivables net of the bad debt provision by seniority as of December 31, 2018 is as follows:

	Thousands of Euros
				Total net trade
		Total gross		receivable
	ECL Rate	carrying amount	Provision	third party

Not matured	0.19%	180,448	(335)	180,113
Past due 0-30 days	0.19%	52,310	(92)	52,218
Past due 31-60 days	0.62%	11,125	(67)	11,058
Past due 61-90 days	2.03%	10,729	(208)	10,521
Past due 91-180 days	3.01%	12,158	(353)	11,805
Past due 181-365 days	8.52%	4,158	(1,222)	2,936
More than one year	100.00%	7,549	(7,033)	516
Customers with objective evidence of impairment		11,221	(11,221)	—
		289,698	(20,531)	269,167

Unimpaired receivables that are past due mainly relate to public entities.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2018	31/12/2017	31/12/2016

Opening balance	19,706	17,987	13,210
Net charges for the year	6,443	8,003	6,411
Net cancellations for the year	(5,650)	(4,732)	(2,217)
Translation differences	32	(1,552)	583
Closing balance	20,531	19,706	17,987

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months	6 - 12	1-2	2- 5	More than
Carrying amount	Note	31/12/17	flows	or less	months	years	years	5 years

Financial liabilities
Bank loans	20	5,052,680	6,138,673	105,584	106,492	322,421	3,115,887	2,488,289
Other financial liabilities	20	45,640	45,642	19,393	2,610	10,758	10,497	2,384
Bonds and other marketable securities	20	949,205	1,331,203	107,203	16,000	32,000	128,000	1,048,000
Finance lease payables	20	9,360	10,136	2,192	2,113	2,602	2,790	439
Payable to suppliers	21	423,096	423,096	423,020	76	—	—	—
Other current liabilities	22	14,878	14,878	14,462	416	—	—	—
Total		6,494,859	7,963,628	671,854	127,707	367,781	3,257,174	3,539,112

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months	6 - 12	1-2	2- 5	More than
Carrying amount	Note	31/12/18	flows	or less	months	years	years	5 years

Financial liabilities
Bank loans	20	5,165,765	6,522,083	195,568	202,437	522,040	3,086,734	2,515,304
Other financial liabilities	20	95,217	95,218	14,167	2,095	21,324	55,863	1,769
Bonds and other marketable securities	20	1,102,978	1,305,645	113,645	16,000	32,000	128,000	1,016,000
Finance lease payables	20	12,885	13,423	1,946	1,630	3,367	5,655	825
Debts with associates	31	7,079	7,079	—	7,079	—	—	—
Payable to suppliers	21	561,883	561,884	561,559	325	—	—	—
Other current liabilities	22	16,029	16,028	15,861	167	—	—	—
Total		6,961,836	8,521,360	902,746	229,733	578,731	3,276,252	3,533,898

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

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2018
	Euros (*)	Dollars (**)

Trade receivables	2,691	45,801
Receivables from Group companies	54,903	6,291
Loans to Group companies	40,387	4,343
Cash and cash equivalents	120,281	1,296
Trade payables	(13,354)	(6,113)
Payables to Group companies	(60,363)	(63,932)
Loans from Group companies	(94,771)	(4,336)
Bank loans	(74,375)	—

Balance sheet exposure	(24,601)	(16,650)

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2018 and 2017 year ends are as follows:

	Closing exchange rate
Euros	31/12/2018	31/12/2017

US Dollars	1.1450	1.1993

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2018, equity would have increased by Euros 506,131 thousand (Euros 416,116 thousand at 31 December 2017) and profit due to foreign exchange

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

differences would have increased by Euros 4,125 thousand (Euros 14,615 thousand at 31 December 2017). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the US Dollar against the Euro at 31 December 2018 and 2017 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest rate risk

(a)         Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/2018	31/12/2017
Fixed-interest financial instruments
Financial liabilities	(1,244,375)	(1,170,000)
	(1,244,375)	(1,170,000)
Variable-interest financial instruments
Financial liabilities	(5,233,638)	(5,049,382)
	(5,233,638)	(5,049,382)
	(6,478,013)	(6,219,382)

(b)         Sensitivity analysis

If the interest rate had been 100 basis points higher during 2018, the interest expense would have increased by Euros 53,082 thousand.

If the interest rate had been 100 basis points higher during 2017, the interest expense would have increased by Euros 52,999 thousand. As the Group does not have any derivatives in place, the net effect on cash interest payments would have increased by the same amount.

(31)  Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017

Receivables from associates (note 13)	382	3,219
Trade payables associates	(15,796)	(4,583)
Loans to associates (note 11)	50,304	26,654
Loans to other related parties (note 11)	82,969	—
Debts with associates	(7,079)	—
Debts with key management personnel	(4,425)	(6,164)
Payables to members of the board of directors	—	(463)
Payables to other related parties	(7,706)	(9,187)
	98,649	9,476

Payables are included in trade and other payables (see note 21).

(a)         Group transactions with related parties

Group transactions with related parties during 2016 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	193	—	—	—
Purchases	(35,569)	—	—	—
Other service expenses	(7,591)	—	(5,325)	(905)
Operating lease expense	—	—	(5,281)	—
Remuneration	—	(10,287)	—	(3,668)
R&D agreements	(10,188)	—	—	—
Finance result	1,946	—	—	—
	(51,209)	(10,287)	(10,606)	(4,573)

Group transactions with related parties during 2017 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	3,009	—	—	—
Purchases	(68,335)	—	—	—
Other service expenses	(11,798)	—	(7,100)	(939)
Operating lease expense	—	—	(5,426)	—
Remuneration	—	(13,672)	—	(5,755)
R&D agreements	(164)	—	—	—
Finance Result	152	—	—	—
	(77,136)	(13,672)	(12,526)	(6,694)

Group transactions with related parties during 2018 are as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	5,846	—	—	—
Purchases	(97,941)	—	—	—
Other service expenses	(21,065)	—	(4,282)	(844)
Operating lease expense	—	—	(5,469)	—
Remuneration	—	(16,070)	—	(5,848)
R&D agreements	(50)	—	—	—
Sale of investments (note 3)	—	—	469,881	—
Finance result	3,372	—	—	—
	(109,838)	(16,070)	460,130	(6,692)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

“Other service expenses” include contributions to non-profit organizations totaling Euros 4,282 thousand in 2018 (Euros 7,100 thousand in 2017 and Euros 5,325 thousand in 2016).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director received annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. In the years 2014, 2015, 2017 and 2018 the contract has been

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

renewed, the amount of the fees corresponds to US Dollars 1 million per year. The contract has an expiration date of 31 March 2019.

On 28 December 2018, the Group sold Biotest and Haema to Scranton Enterprises B.V (shareholder of Grifols) for US Dollars 538,014 thousand (see note 3). For the payment of the mentioned amount of the sale, Scranton signed a loan contract dated 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. The compensation is 2%+EURIBOR and due on 28 December 2025.

Directors representing shareholders´ interests have received remuneration of Euros 1,640 thousand in 2018 (Euros 1,881 thousand in 2017).

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

(32)  Subsequent events

Acquisition of ownership interest in Shanghai RAAS

Grifols reported in November 2018 that it had started conversations with Shanghai RAAS Blood Products Co Ltd. (“SR”) in order to make an investment in this company, which is listed in Shenzhen Stock Exchange (People’s Republic of China). On March 7, 2019 Grifols and SR signed an agreement for asset purchase by share issue, according to which:

•                  Grifols will acquire 26.2% voting and economic rights in SR. Grifols will contribute 45% economic rights and 40% voting rights in its subsidiary Grifols Diagnostic Solutions Inc. that is wholly owned by Grifols and, therefore, Grifols, S.A will continue to hold 55% economic rights and 60% voting rights in Grifols Diagnostic Solutions Inc.

After the consummation of the transaction, the main shareholders in SR will be Creat Group Co. Ltd. (“Creat”), (ca. 26.7%), Grifols (ca. 26.2%) and RAAS China Limited (ca. 25.8%). Other minority and institutional investors will hold the remaining shares.

•                  Grifols will have the right to appoint three directors in SR and SR will have the right to appoint one director in Grifols Diagnostic Solutions Inc.

•                  Grifols will have a veto right on certain decisions such as issue of shares, disposal of assets, mergers and modification of the articles of association, including anti-dilution clauses to protect Grifols’ stake. To this end, reinforced quorum will be included in SR’s articles of association.

•                  Creat has agreed not to sell its stake in SR to a competitor of Grifols and Grifols will not be able to sell its stake in Grifols Diagnostic Solutions Inc. to any Chinese company.

Moreover, Grifols and SR have entered into an exclusive strategic alliance agreement, which sets up the international manufacturing and quality standards SR needs to meet. Grifols will appoint a quality person to provide advice on and follow compliance with such agreed quality standards.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

SR will be the exclusive distributor of Grifols bioscience and diagnostic products in China.

In exchange of royalties, Grifols, S.A will provide technological and know-how support in Bioscience and Diagnostic fields to SR for use in China. Grifols will also provide engineering services to SR in exchange of fees. SR commits to use Grifols Diagnostic NAT technology in its plasma collection businesses.

This transaction is subject to the approval of the regulatory authorities of the People’s Republic of China and the United States of America. The transaction is expected to be closed in the second half of 2019.

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2018, 2017 and 2016

		Acquisition /			31/12/2018		31/12/2017		31/12/2016
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	100.000%	—	100.000%	—	100.000%

Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.) Merged with Grifols International in 2018	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	—	—	—	100.000%	—	100.000%

Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Biologicals LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	100.000%	—

Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	100.000%	—	100.000%	—	100.000%

Grifols Therapeutics LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—	100.000%	—	100.000%	—

Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	99.998%	—	—	90.230%	—	89.250%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			31/12/2018		31/12/2017		31/12/2016
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Progenika Latina, S.A. de CV	Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	—	—	—	—	89.250%

Progenika Inc. (Merged with Grifols Diagnostic Solutions Inc. in 2017)	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States	2013	Industrial	Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general.	—	—	—	—	—	89.250%

Abyntek Biopharma, S.L.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Research, development and transfer of biotechnological products and processes, as well as the commercialiation of products and services related to the biosciences.	—	—	—	—	—	80.370%

Asociación I+D Progenika	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	99.998%	—	90.230%	—	89.250%

Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	100.000%	—	100.000%	—	100.000%	—

Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—

Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) Estados Unidos	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%

Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—

Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30.000%	—	30.000%	—	30.000%

Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			31/12/2018		31/12/2017		31/12/2016
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—

Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.980%	0.020%	99.980%	0.020%	99.980%	0.020%

Medion Diagnostics GmbH	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	100.000%	—	100.000%	—	100.000%

Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—

Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	100.000%	—	100.000%	—

Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols (H.K.), Limited	Units 1505-7 Bershire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100.000%	—	100.000%	—	100.000%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			31/12/2018		31/12/2017		31/12/2016
	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—	100.000%	—	100.000%	—

Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100.000%	—	100.000%	—	100.000%

Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—	100.000%	—	100.000%	—

Gripdan Invest, S.L	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Manufacturing buildings for rent	100.000%	—	100.000%	—	100.000%	—

Gri-Cel, S.A.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0.001%	99.999%	0.001%	99.999%	0.001%	99.999%

Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	—	73.220%	—	73.220%	—	73.220%

VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	81.340%	—	81.340%	—	81.340%

Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Research and experimental development on biotechnology	—	100.000%	—	100.000%	—	100.000%

PBS Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States	2016	Services	Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code)	—	100.000%	—	100.000%	—	100.000%

Kiro Grifols S.L (formerly Kiro Robotics S.L)	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	90.000%	—	90.000%	—	—	—

Chiquito Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, County of New Castle, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).	—	100.000%	—	100.000%	—	—

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	2017	Industrial	Collection and use of mineral-medicinal waters and achievement of all necessary administrative concessions in order to facilitate their industrial extraction and find the best way to take advantage of them.	100.000%	—	—	—	—	—

Goetech LLC (D/B/A Medkeeper)	7600 Grandview Avenue, Suite 210, Arvada, CO 80002	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	—	54.760%	—	—	—	—

Haema, AG	LandsteinerstraBe 1, 04103 Leipzig - Germany	2018	Industrial	Procuring human plasma.	—	—	—	—	—

Biotest Pharmaceutical Corporation	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA	2018	Industrial	Obtaining human plasma.	—	—	—	—	—	—

Biotest US Corporation	901 Yamato Rd., Suite 101, Boca Raton FL 33431 — USA	2018	Corporate	Corporate services to Biotest Pharmaceutical Corporation	—	—	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			31/12/2018		31/12/2017		31/12/2016
	Registered Offices	Incorporation			% shares		% shares		% shares
Name		date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity Method consolidated companies and others

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	35.130%	—	35.130%	—	35.130%

TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	—	—	14.180%	—	16.130%

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	24.990%	—	8.420%	—	8.420%

Kiro Grifols S.L (formerly Kiro Robotics S.L)	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	—	—	—	—	50.000%	—

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	47.580%	—	47.580%	—	47.580%

Albajuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	30.000%	—	30.000%	—	30.000%

Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	49.190%	—	49.190%	—	49.190%

Bio Blood Components Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	48.972%	—	48.972%	—	48.972%

Plasma Biological Services, LLC	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	48.900%	—	48.900%	—	48.900%

Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	19.330%	—	19.330%	—	20.000%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			31/12/2018		31/12/2017		31/12/2016
	Registered Offices	Incorporation			% shares		% shares		% shares
Name		date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity Method consolidated companies and others

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	2017	Industrial	Collection and use of mineral-medicinal waters and achievement of all necessary administrative concessions in order to facilitate their industrial extraction and find the best way to take advantage of them.	—	—	50.000%	—	—	—

Access Biologicals, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	—

Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	—

Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	—

Access Manufacturing, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	—

Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	—

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, USA	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	43.960%	—	43.960%	—	—

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procuring human plasma.	—	50.000%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2018, 2017 and 2016

(Expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Revenues from external customers	3,516,704	3,429,785	3,195,424	119,454	105,649	102,251	702,265	732,369	691,701	167,004	66,791	57,239	22,451	18,263	34,601	(41,154)	(34,784)	(31,386)	4,486,724	4,318,073	4,049,830

Total operating income	3,516,704	3,429,785	3,195,424	119,454	105,649	102,251	702,265	732,369	691,701	167,004	66,791	57,239	22,451	18,263	34,601	(41,154)	(34,784)	(31,386)	4,486,724	4,318,073	4,049,830

Profit/(Loss) for the segment	902,402	985,495	913,840	(12,587)	(9,766)	(8,765)	215,990	248,080	97,320	36,824	35,598	33,794	19,788	(9,632)	44,324	(5,764)	(12,305)	(1,316)	1,156,653	1,237,470	1,079,197

Unallocated expenses																			(162,529)	(234,127)	(139,789)
Operating profit																			994,124	1,003,343	939,408

Finance result																			(257,244)	(287,734)	(233,589)

Share of profit/(loss) of equity accounted investee	2,839	(10,434)	(9,396)	—	2,112	(5,611)	(10,975)	(9,335)	—	3,039	1,830	—	(5,941)	(4,060)	21,940	—	—	—	(11,038)	(19,887)	6,933
Income tax expense																			(131,436)	(34,408)	(168,209)
Profit for the year after tax																			594,406	661,314	544,543

Segment assets	6,928,220	6,007,153	6,524,922	250,543	145,477	86,590	3,526,136	3,356,185	1,909,447	117,673	7,409	8,378	54,363	60,449	40,160	(29,281)	(22,196)	(11,964)	10,847,654	9,554,477	8,557,533
Equity accounted investments	99,547	83,905	104,996	—	—	13,888	19,256	29,322	43,330	47,742	44,220	—	60,360	61,562	39,131	—	—	—	226,905	219,009	201,345
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,402,487	1,146,778	1,370,894
Total assets																			12,477,046	10,920,264	10,129,772

Segment liabilities	764,377	423,415	411,604	32,767	13,560	8,415	230,517	192,720	186,389	6,427	—	—	34,698	26,903	1,843	—	—	—	1,068,786	656,598	608,251
Unallocated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,711,656	6,629,701	5,793,543
Total liabilities																			7,780,442	7,286,299	6,401,794

Other information:
Amortisation and depreciation allocated	156,893	157,478	152,821	10,819	6,436	5,915	44,030	40,815	32,180	5,656	—	—	1,941	2,237	3,445	—	—	—	219,339	206,966	194,361

Amortisation and depreciation unallocated	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,270	8,524	7,508

Expenses that do not require cash payments allocated	172,648	7,049	16,219	297	(514)	306	(27,651)	(4,423)	(2,001)	28	—	—	—	—	(32,534)	—	—	—	145,322	2,112	(18,010)

Expenses that do not require cash payments unallocated	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,339	(58,752)	4,608

Additions for the year of property, plant & equipment and intangible assets allocated	220,531	227,635	197,741	15,354	10,429	9,193	58,064	70,032	89,760	2,050	198	84	883	20,911	13,313	—	—	—	296,882	329,205	310,091

Additions for the year of property, plant & equipment and intangible assets unallocated	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	19,795	11,268	12,011

*      As a result of the creation of Bio Supplies segment and intersegments, the Group has reviewed the allocation of balances and transactions by segments. The comparative figure for year 2016 have been restated accordingly.

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2018, 2017 and 2016

(Expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Consolidated
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Net Revenue	264,913	242,894	225,273	535,361	444,089	426,223	2,974,429	2,896,505	2,707,579	712,021	734,585	690,755	4,486,724	4,318,073	4,049,830

Assets by geographical area	898,599	899,223	847,467	3,177,781	2,397,200	2,467,295	8,133,108	7,341,174	6,535,420	267,558	282,667	279,590	12,477,046	10,920,264	10,129,772

Other information:
Additions for the year of property, plant & equipment and intangible assets	70,639	62,271	73,365	69,534	80,910	39,603	166,353	188,557	190,358	10,151	8,735	18,776	316,677	340,473	322,102

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2018

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	12/31/2017	Additions	combinations	Transfers	Disposals	differences	12/31/2018

Development costs	311,694	55,439	—	—	(36)	10,215	377,312

Concessions, patents, licenses brands & similar	182,885	—	6,225	—	(757)	8,057	196,410

Computer software	174,945	20,252	34,319	(762)	(1,116)	6,785	234,423

Currently marketed products	1,024,376	—	—	—	—	47,451	1,071,827

Other intangible assets	147,307	48	19,749	—	—	7,664	174,768

Total cost of intangible assets	1,841,207	75,739	60,293	(762)	(1,909)	80,172	2,054,740

Accum. amort. of development costs	(79,349)	(10,660)	—	—	—	(98)	(90,107)

Accum. amort of concessions, patents, licenses, brands & similar	(29,783)	(6,132)	—	—	—	(845)	(36,760)

Accum. amort. of computer software	(106,319)	(12,918)	(5,872)	—	1,116	(2,660)	(126,653)

Accum. amort. of currently marketed products	(231,068)	(36,154)	—	—	—	(11,573)	(278,795)

Accum. amort. of other intangible assets	(61,966)	(5,536)	—	246	—	(3,297)	(70,553)

Total accum. amort intangible assets	(508,485)	(71,400)	(5,872)	246	1,116	(18,473)	(602,868)

Impairment of other intangible assets	(63,380)	—	—	—	—	(2,955)	(66,335)

Carrying amount of intangible assets	1,269,342	4,339	54,421	(516)	(793)	58,744	1,385,537

(See note 3)

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2017

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	12/31/2016	Additions	combinations *	Transfers	Disposals	differences	12/31/2017

Development costs	142,693	43,152	142,529	—	(81)	(16,599)	311,694

Concessions, patents, licenses brands & similar	60,471	—	142,174	—	—	(19,760)	182,885

Computer software	168,623	19,626	26	529	(126)	(13,733)	174,945

Currently marketed products	1,162,204	—	—	—	—	(137,828)	1,024,376

Other intangible assets	148,682	17,348	—	—	—	(18,723)	147,307

Total cost of intangible assets	1,682,673	80,126	284,729	529	(207)	(206,643)	1,841,207

Accum. amort. of development costs	(72,073)	(5,834)	—	—	—	(1,442)	(79,349)

Accum. amort of concessions, patents, licenses, brands & similar	(24,994)	(6,004)	—	—	—	1,215	(29,783)

Accum. amort. of computer software	(99,927)	(13,549)	—	—	111	7,046	(106,319)

Accum. amort. of currently marketed products	(220,988)	(38,216)	—	—	—	28,136	(231,068)

Accum. amort. of other intangible assets	(69,389)	(865)	—	—	—	8,288	(61,966)

Total accum. amort intangible assets	(487,371)	(64,468)	—	—	111	43,243	(508,485)

Impairment of other intangible assets	—	(64,734)	—	—	—	1,354	(63,380)

Carrying amount of intangible assets	1,195,302	(49,076)	284,729	529	(96)	(162,046)	1,269,342

(See note 3)

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2018

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2017	Additions	combination	Transfers	Disposals	differences	31/12/2018

Cost:

Land and buildings	673,534	1,223	19,344	6,051	(280)	26,540	726,412
Plant and machinery	1,704,679	57,699	79,003	100,961	(15,855)	58,366	1,984,853
Fixed Assets under construction	262,119	182,016	1,746	(106,473)	—	5,983	345,391

	2,640,332	240,938	100,093	539	(16,135)	90,889	3,056,656

Accumulated depreciation:

Buildings	(66,765)	(15,224)	(4,682)	—	222	(2,929)	(89,378)
Plant and machinery	(810,782)	(141,985)	(46,995)	(23)	13,025	(25,975)	(1,012,735)

	(877,547)	(157,209)	(51,677)	(23)	13,247	(28,904)	(1,102,113)

Impairment of other property, plant and equipment	(2,732)	81	—	—	—	91	(2,560)

Carrying amount	1,760,053	83,810	48,416	516	(2,888)	62,076	1,951,983

(See note 3)

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2017

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2016	Additions	combination	Transfers	Disposals	differences	31/12/2017

Cost:

Land and buildings	687,856	28,503	19,628	12,694	(823)	(74,324)	673,534
Plant and machinery	1,655,837	82,234	9,068	123,816	(10,098)	(156,178)	1,704,679
Fixed Assets under construction	275,003	149,610	555	(137,073)	—	(25,976)	262,119

	2,618,696	260,347	29,251	(563)	(10,921)	(256,478)	2,640,332

Accumulated depreciation:

Buildings	(59,376)	(14,708)	—	—	710	6,609	(66,765)
Plant and machinery	(746,268)	(136,314)	—	34	7,993	63,773	(810,782)

	(805,644)	(151,022)	—	34	8,703	70,382	(877,547)

Impairment of other property, plant and equipment	(3,200)	258	—	—	—	210	(2,732)

Carrying amount	1,809,852	109,583	29,251	(529)	(2,218)	(185,886)	1,760,053

(See note 3)

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Liquidity for Distribution of Interim Dividend 2018

(Expressed in thousands of Euros)

Thousands of Euros
Forecast profits distributable for 2018:
Projected profits net of taxes until 31/12/2018	258,091
Less, charge required to legal reserve	—
Estimated profits distributable for 2018	258,091

Interim dividend distributed	136,747

Forecast cash for the period 26 October 2018 to 26 October 2019:
Cash balances at 26 October 2018	—
Projected amounts collected	572,263
Projected payments, including interim dividend	544,112
Projected cash balances at 26 October 2019	28,151

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
Date: April 5, 2019