Form 20-F/A
period 2018-12-31
Grifols SA
filed 2019-04-23
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Form 20-F/A”) to our Annual Report on Form 20-F for the year ended December 31, 2018, initially filed with the Securities and Exchange Commission on April 5, 2019 (the “Original Filing”), is being filed solely to revise Exhibit 10.1 to correct certain redaction errors therein. This Form 20-F/A amends and restates in its entirety Item 19 of the Original Filing and Exhibit 10.1 hereto supersedes in its entirety Exhibit 10.1 previously filed with the Original Filing. Except as stated above, this Form 20-F/A does not reflect events occurring after the Original Filing and does not modify or update in any way the disclosures contained in the Original Filing. Accordingly, this Form 20-F/A should be read in conjunction with the Original Filing.

PART III

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

4.5	Agreement for Assets Purchase by Share Issue by and between Shanghai RAAS Blood Products Co., Ltd. And Grifols, S.A., dated as of March 7, 2019ƒ

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

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-11 of this annual report on Form 20-F)

10.1	Plasma Supply Agreement, dated as of February 5, 2019, among Grifols, S.A., Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema AG††*

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002ƒ

101	Interactive Data Fileƒ

*                                         Filed herewith.

ƒ                                         Filed with the Original Filing.

†                                         Portions of the exhibit have been omitted pursuant to an order granting confidential treatment dated June 20, 2014.

††                                  Certain identified confidential information has been redacted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRIFOLS, S.A.

By:	/s/ Victor Grifols Deu
Name: Victor Grifols Deu
Title: Director and Co-Chief Executive Officer

GRIFOLS, S.A.

By:	/s/ Raimon Grifols Roura
Name: Raimon Grifols Roura
Title: Director and Co-Chief Executive Officer

Date:  April 23, 2019