Form 20-F
period 2019-12-31
Grifols SA
filed 2020-04-06
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . .. . . . . . . . . . . . . .

Commission file number 001-35193

GRIFOLS, S.A.
(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)

Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Vallès 08174 Barcelona, Spain
(Address of principal executive offices)

David Ian Bell General Counsel Grifols Shared Services North America, Inc. 2410 Lillyvale Ave Los Angeles, CA 90032-3514
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered	Trading Symbol
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Class B non-voting share of Grifols, S.A.	The NASDAQ Stock Market LLC	GRFS

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

☐ Yes ☒ No

GRIFOLS, S.A.

i

GENERAL INFORMATION

As used in this annual report on Form 20-F, unless the context otherwise requires or as is otherwise indicated:

●	all references to “Grifols,” the “Company,” “we,” “us” and “our” refer to Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain, and our consolidated subsidiaries; and

●	all references to the “Group” or the “Grifols Group” are to Grifols, S.A. and the group of companies owned or controlled by Grifols, S.A.

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

All tabular disclosures are presented in thousands of euros except share and per share amounts, percentages and as otherwise indicated. Certain monetary amounts and other figures included in this annual report on Form 20-F have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

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

See below for a reconciliation of reported net revenues to net revenues in constant currency:

	2019	2018	% var		2018	2017	% var
	(in millions of euros)				(in millions of euros)
Reported Net Revenues	5,098.7	4,486.7	13.6%	Reported Net Revenues	4,486.7	4,318.1	3.9%
Variation due to exchange rate effects	(197.9)			Variation due to exchange rate effects	226.5
Constant Currency Net Revenues	4,900.8	4,486.7	9.2%	Constant Currency Net Revenues	4,713.2	4,318.1	9.2%

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

These forward-looking statements reflect, as applicable, our management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include, but are not limited to:

Risks Relating to Our Business:

●	the complexity of our manufacturing processes and the susceptibility of our biological intermediates to contamination;

●	our need to continually monitor our products for possible unexpected side effects;

●	our ability to adhere to government regulations so that we may continue to manufacture and distribute our products;

●	the impact of coronavirus on our operations;

●	the impact of disruptions in our supply of plasma or in the operations of our plasma collection centers;

●	the impact of competing products and pricing and the actions of competitors;

●	the impact of product liability claims on our business;

●	our reliance on a plasma supply free of transmittable disease;

●	interest rates and availability and cost of financing opportunities;

●	the impact of interest rate fluctuations;

●	the impact of the Brexit vote;

●	uncertainty about the value of loans and other financial instruments due to the phasing out and replacement of LIBOR;

●	unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;

●	reliance on third parties for manufacturing of products and provision of services;

●	our ability to commercialize products in development;

●	uncertainties involved in product research and development, including regarding clinical trials;

●	breaches of data security or data privacy, cybersecurity incidents, or disruptions in our information technology systems; and

●	our ability to protect our intellectual property rights.

Risks Relating to the Healthcare Industry:

●	the impact of the 2010 Patient Protection and Affordable Care Act and companion Healthcare and Education Reconciliation Act, and potential legal proceedings related thereto, repeal or amendment thereof, new legislation, or regulatory action affecting, among other things, the U.S. healthcare system, pharmaceutical pricing and reimbursement, including Medicaid, Medicare and the Public Health Service Program;

●	legislation or regulations in markets outside of the United States affecting product pricing, reimbursement, access, or distribution channels; and

●	changes in legal requirements affecting the industries in which we operate.

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

The following tables present our consolidated financial data for the periods and as of the dates indicated, prepared in conformity with IFRS, as issued by the IASB. Our consolidated balance sheet data as of December 31, 2019 and 2018 and our consolidated statement of profit and loss data for the years ended December 31, 2019, 2018 and 2017 is derived from our audited consolidated financial statements for those years, which are included in this annual report on Form 20-F. Our consolidated balance sheet data as of December 31, 2017, 2016 and 2015 and our consolidated statement of profit and loss data for the years ended December 31, 2016 and 2015 is derived from our consolidated financial statements for those years, which are not included in this Form 20-F. The Company adopted IFRS 16 Leases on January 1, 2019, and has not restated comparative figures for the respective prior reporting periods as a result of adoption.

	As of December 31,
Consolidated Balance Sheet Data	2019	2018	2017	2016	2015
	(in thousands of euros)
ASSETS
Goodwill	5,507,063	5,209,230	4,590,498	3,643,995	3,532,359
Other intangible assets	1,433,534	1,385,537	1,269,342	1,195,302	1,161,572
Rights of use	703,858	—	—	—	—
Property, plant and equipment	2,159,545	1,951,983	1,760,053	1,809,852	1,644,402
Investments in equity accounted investees	114,473	226,905	219,009	201,345	76,728
Non-current financial assets	138,930	107,601	69,889	89,545	30,388
Deferred tax assets	123,024	112,539	66,157	67,219	66,794
Total non-current assets	10,180,427	8,993,795	7,974,948	7,007,258	6,512,243

	As of December 31,
Consolidated Balance Sheet Data	2019	2018	2017	2016	2015
	(in thousands of euros)
Inventories	2,342,590	1,949,360	1,629,293	1,642,931	1,431,391
Trade and other receivables:
Trade receivables	369,797	269,167	286,198	413,656	362,406
Other receivables	82,509	92,418	40,681	42,299	60,520
Current income tax assets	38,269	42,205	59,531	77,713	60,270
Trade and other receivables	490,575	403,790	386,410	533,668	483,196
Other current financial assets	1,728,926	53,965	10,738	2,582	1,294
Other current assets	58,111	42,344	32,354	48,324	31,091
Cash and cash equivalents	741,982	1,033,792	886,521	895,009	1,142,500
Total current assets	5,362,184	3,483,251	2,945,316	3,122,514	3,089,472
Total Assets	15,542,611	12,477,046	10,920,264	10,129,772	9,601,715
EQUITY AND LIABILITIES
Share capital	119,604	119,604	119,604	119,604	119,604
Share premium	910,728	910,728	910,728	910,728	910,728
Reserves	3,009,599	2,441,931	2,027,648	1,694,245	1,371,061
Treasury stock	(49,584)	(55,441)	(62,422)	(68,710)	(58,575)
Interim dividend	(136,828)	(136,747)	(122,986)	(122,908)	(119,615)
Profit for the year attributable to the Parent	625,146	596,642	662,700	545,456	532,145
Total Share Capital and Accumulated Results	4,478,665	3,876,717	3,535,272	3,078,415	2,755,348
Available for sale financial assets	—	—	4,926	(5,219)	—
Cash flow hedges	—	—	—	—	3,329
Other comprehensive income	(903)	(554)	(656)	(642)	3,035
Translation differences	344,357	349,391	89,537	648,927	534,491
Other comprehensive expenses	343,454	348,837	93,807	643,066	540,855
Equity attributable to the Parent	4,822,119	4,225,554	3,629,079	3,721,481	3,296,203
Non-controlling interests	2,023,649	471,050	4,886	6,497	5,187
Total Equity	6,845,768	4,696,604	3,633,965	3,727,978	3,301,390
LIABILITIES
Grants	11,377	11,845	11,822	12,196	13,120
Provisions	8,030	6,114	5,763	5,118	4,980
Non-current financial liabilities	6,846,068	6,099,463	5,901,815	4,712,071	4,597,654
Other non-current liabilities	983	1,301	—	—	—
Deferred tax liabilities	463,827	404,398	388,912	600,646	631,565
Total non-current liabilities	7,330,285	6,523,121	6,308,312	5,330,031	5,247,319
Provisions	53,109	80,055	106,995	89,588	123,049
Current financial liabilities	361,312	277,382	155,070	230,065	262,497
Debts with related companies	1,258	7,079	—	—	443
Trade and other payables:
Suppliers	581,882	561,883	423,096	461,073	409,986
Other payables	165,632	159,816	141,720	142,894	106,171
Current income tax liabilities	5,966	1,917	6,709	7,957	16,196
Total trade and other payables	753,480	723,616	571,525	611,924	532,353
Other current liabilities	197,399	169,189	144,397	140,186	134,664
Total current liabilities	1,366,558	1,257,321	977,987	1,071,763	1,053,006
Total liabilities	8,696,843	7,780,442	7,286,299	6,401,794	6,300,325
Total Equity and Liabilities	15,542,611	12,477,046	10,920,264	10,129,772	9,601,715

	For the Year Ended December 31,
Consolidated Statement of Profit and Loss Data	2019	2018	2017	2016	2015
	(in thousands of euros, except per share data)
Continuing Operations
Net revenue	5,098,691	4,486,724	4,318,073	4,049,830	3,934,563
Cost of sales	(2,757,459)	(2,437,164)	(2,166,062)	(2,137,539)	(2,003,565)
Gross Profit	2,341,232	2,049,560	2,152,011	1,912,291	1,930,998
Research and development	(276,018)	(240,661)	(288,320)	(197,617)	(224,193)
Selling, general and administration expenses	(942,821)	(814,775)	(860,348)	(775,266)	(736,435)
Operating Expenses	(1,218,839)	(1,055,436)	(1,148,668)	(972,883)	(960,628)
Profit/(loss) of equity accounted investees with similar activity to that of the Group	8,972	—	—	—	—
Operating Result	1,131,365	994,124	1,003,343	939,408	970,370
Finance income	114,197	13,995	9,678	9,934	5,841
Finance costs	(342,965)	(293,273)	(263,344)	(244,829)	(240,335)
Change in fair value of financial instruments	1,326	—	(3,752)	(7,610)	(25,206)
Impairment and gains/(losses) on disposal of financial instruments	(37,666)	30,280	(18,844)	—	—
Exchange differences	(9,616)	(8,246)	(11,472)	8,916	(12,140)
Finance result	(274,724)	(257,244)	(287,734)	(233,589)	(271,840)
Share of (losses) of equity accounted investees	(39,538)	(11,038)	(19,887)	6,933	(8,280)
Profit before income tax from continuing operations	817,103	725,842	695,722	712,752	690,250
Income tax expense	(168,459)	(131,436)	(34,408)	(168,209)	(158,809)
Profit after income tax from continuing operations	648,644	594,406	661,314	544,543	531,441
Consolidated profit for the year	648,644	594,406	661,314	544,543	531,441
Profit attributable to the Parent	625,146	596,642	662,700	545,456	532,145
(Loss) attributable to non-controlling interests	23,498	(2,236)	(1,386)	(913)	(704)
Basic earnings per ordinary share(1)	0.91	0.87	0.97	0.80	0.78
Average number of shares(1)	685,115,836	684,709,377	684,197,276	683,225,815	683,549,316
Basic earnings per ordinary share from continuing operations(1)	0.91	0.87	0.97	0.80	0.78
Cash dividend per ordinary share (2)	0.35	0.40	0.32	0.31	0.65
Cash dividend per preference share (2)	0.36	0.41	0.33	0.32	0.66

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

(2)       Cash dividends for 2019, 2018, 2017 and 2016 are not comparable to prior years due to the share split effect explained in note (1) above.

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2019	2018	2017	2016	2015
	(in thousands of euros)
Consolidated profit for the year	648,644	594,406	661,314	544,543	531,441
Other comprehensive expenses
Items for reclassification to profit or loss
Translation differences	33,256	268,557	(532,389)	103,833	290,635
Translation differences / Cash Flow Hedge	—	—	—	(6,809)	—

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2019	2018	2017	2016	2015
	(in thousands of euros)
Available for sale financial Assets	—	—	10,145	(5,219)	—
Equity accounted investees	(4,360)	(9,270)	(27,134)	10,671	2,673
Cash flow hedges — effective part of changes in fair value	—	—	—	14,501	55,305
Cash flow hedges — amounts taken to profit and loss	—	—	—	(7,426)	(25,206)
Other comprehensive income	(349)	102	(14)	(4,810)	4,575
Tax effect	—	—	—	(2,462)	(12,093)
Other comprehensive income/(loss) for the year, after tax	28,547	259,389	(549,392)	102,279	315,889
Total comprehensive income for the year	677,191	853,795	111,922	646,822	847,330
Total comprehensive income attributable to the Parent	641,772	856,598	113,441	647,667	848,603
Total comprehensive income/(expense) attributable to non-controlling interests	35,419	(2,803)	(1,519)	(845)	(1,273)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risk Relating to Our Structure, Shares and American Depositary Shares

Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our obligations under our debt.

We have a significant amount of indebtedness. As of December 31, 2019, our current and non-current financial liabilities were €7.2 billion, of which a substantial majority (€6.1 billion) was long-term debt.

Our high level of indebtedness could have significant adverse effects on our business, such as:

●	making it more difficult for us to satisfy our obligations with respect to our outstanding debt;

●	making us more vulnerable to economic downturns and adverse developments in our business;

●	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

●	reducing the funds available to us for operations and other purposes due to the substantial portion of our cash flow from operations which we use to pay interest on our indebtedness;

●	placing a prior ranking claim on the underlying assets of all of the indebtedness outstanding under our purchase money indebtedness, equipment financing and real estate mortgages;

●	limiting our ability to fund a change of control offer;

●	placing us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

●	restricting us from making strategic acquisitions or exploiting other business opportunities.

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

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. Our business is capital intensive, and we regularly seek additional capital. Although the indenture governing the 2017 Notes (as defined herein), the indenture governing the 2019 Notes (as defined herein), the New Credit Facilities (as defined herein) and the European Investment Bank Term Loans (as defined herein) contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions, including secured debt, could be substantial. Adding more debt, including under the New Credit Facilities, to current debt levels could exacerbate the leverage-related risks described above. For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit.”

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

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the New Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity of such indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including the New Credit Facilities, the 2017 Notes, the 2019 Notes and the European Investment Bank Term Loans, on commercially reasonable terms or at all.

Covenants in our debt agreements restrict our business in many ways.

The agreements governing our indebtedness and other financial obligations applicable to us contain various covenants, with customary caveats, that limit our ability and/or our restricted subsidiaries’ ability to, among other things:

●	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

●	issue redeemable stock and preferred equity;

●	pay dividends or make distributions to the shareholders of Grifols or redeem or repurchase capital stock;

●	prepay, redeem or repurchase debt;

●	make loans, investments and capital expenditures;

●	enter into agreements that restrict distributions from our restricted subsidiaries;

●	sell assets and capital stock of our subsidiaries;

●	enter into certain transactions with affiliates; and

●	consolidate or merge with or into, or sell substantially all of our assets to, another person.

A breach of any of these covenants could result in a default under our New Credit Facilities, our 2017 Notes, our 2019 Notes and/or the European Investment Bank Term Loans. Upon the occurrence of an event of default under the New Credit Facilities and the European Investment Bank Term Loans, our creditors could elect to declare all amounts outstanding under the New Credit Facilities, the 2017 Notes, the 2019 Notes and the European Investment Bank Term Loans to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the New Credit Facilities and the European Investment Bank Term Loans could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the New Credit Facilities and the European Investment Bank Term Loans. If our creditors under the New Credit Facilities, the 2017 Notes, the 2019 Notes or the European Investment Bank Term Loans accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness.

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

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. A “significant deficiency” is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention of those responsible for oversight of our financial reporting. In addition, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

The founders of the Company and their relatives (the “Grifols Family”) and Scranton Enterprises B.V. own, directly and indirectly, approximately 36% of our Class A shares. The Class A shares exercise 100% of the voting control of our Company. As a result, the Grifols Family and Scranton Enterprises B.V. may exercise significant influence over matters requiring shareholders’ approval, including, among other things, the election of our board of directors, or the Board, dividend policy and certain fundamental corporate action, such as the issuance of bonds, a merger or a dissolution. Conflicts may arise between the interests of the principal shareholders and those of the other shareholders, and the principal shareholders may choose to resolve the conflict in a way that does not coincide with the interests of the other shareholders.

The market price of our Class B ADSs on NASDAQ may be volatile.

The market price of our Class B ADSs may be volatile as a result of various factors, many of which are beyond our control. These factors include, but are not limited to, the following:

●	market expectations for our financial performance;

●	actual or anticipated fluctuations in our results of operations and financial condition;

●	changes in the estimates of our results of operations by securities analysts;

●	potential or actual sales of blocks of our Class B ADSs in the market by any shareholder or short selling of our Class B ADSs. Any such transaction could occur at any time or from time to time, with or without notice to us;

●	the entrance of new competitors or new products in the markets in which we operate;

●	volatility in the market as a whole; and

●	the risk factors mentioned in this section.

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

The impact on us of the decision by the United Kingdom to leave the European Union (Brexit) cannot be predicted and may result in material adverse effects to our financial condition and results of operations.

The United Kingdom, or U.K., formally left the European Union, or EU, on January 31, 2020, entering a transition period spanning until December 31, 2020, during which the U.K. and EU are negotiating the terms of a future relationship. As such, there is continued uncertainty about whether the U.K. will be able to negotiate a smooth transition out of the EU, or whether there will be a no-deal Brexit. A no-deal Brexit would have unpredictable effects on our ability to operate within the U.K.

Brexit may lead to legal uncertainty and potentially divergent laws and regulations between the U.K. and the EU, as the United Kingdom determines which EU laws to replicate or replace. We cannot predict whether or not the U.K. will significantly alter its current laws and regulations in respect of the pharmaceutical industry and, if so, what impact any such alteration would have on us or our business. Moreover, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products or (ii) the process to obtain regulatory approval in the U.K. for product candidates.

Brexit may also result in a reduction of funding to the European Medicines Agency, or EMA, if the U.K. no longer makes financial contributions to European institutions, such as the EMA. If EMA funding is so reduced, it could create delays in the EMA issuing regulatory approvals for our product candidates and, accordingly, have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Following the U.K.’s vote to leave the EU, the EU moved the headquarters of the EMA from the U.K. to the Netherlands in March 2019. The job losses and general upheaval caused by the move have led to cutbacks in the number of the EMA’s activities. We cannot predict the effects of these cuts or any future cuts on our ability to operate our business within the EU.

The phasing out and ultimate replacement of LIBOR with an alternative reference rate and changes in the manner of calculating other reference rates may adversely impact the value of loans and other financial instruments we hold that are linked to LIBOR or other reference rates in ways that are difficult to predict and could adversely impact our financial condition and results of operations.

In July 2017, the U.K.’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021, and for LIBOR to be replaced with an alternative reference rate that will be calculated in a different manner. Similar changes have occurred or may occur with respect to other reference rates. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, identified the Secured

Overnight Financing Rate, or SOFR, as the preferred alternative reference rate to U.S. dollar LIBOR and recommended a paced transition plan that involves the creation of a reference rate based on SOFR by the end of 2021. SOFR is a more generic measure than LIBOR and considers the cost of borrowing cash overnight, collateralized by U.S. Treasury securities. Given the inherent differences between LIBOR and SOFR or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR. Our New Credit Facilities contains a fallback provision providing for alternative rate calculations in the event LIBOR is unavailable, prior to any LIBOR rate transition. As a result, our level of interest payments we incur may change and the new rates we incur may not be as favorable to us as those in effect prior to any LIBOR phase-out.

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

The manufacture of our plasma products is an extremely complex process of fractionation (separating the plasma into component proteins), purification, filling and finishing. Our products can become non-releasable or otherwise fail to meet our specifications through a failure of one or more of our product testing, manufacturing, process controls and quality assurance processes. We may detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with cGMP (Current Good Marketing Practice) regulations enforced by the U.S. Food and Drug Administration, or the FDA or other regulations, which would likely result in our determination that the impacted products should not be released and therefore should be destroyed.

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

●	The use of albumin sometimes produces the following adverse events: hypervolemia, circulatory overload, pulmonary edema, hyperhydration and allergic manifestations including urticaria, chills, fever and changes in respiration, pulse and blood pressure.

●	The use of blood clotting Factor IX sometimes produces the following adverse events: the induction of neutralizing antibodies; thromboembolism, including myocardial infarction; disseminated intravascular coagulation; venous thrombosis and pulmonary embolism; and in the case of treatment for immune tolerance induction, nephrotic syndrome.

●	The use of the antihemophilic blood clotting factor, or Factor VIII, sometimes produces the following adverse events: the induction of neutralizing antibodies, thromboembolic events and hemolytic anemia or hemolysis.

●	The use of immunoglobulins sometimes produce the following adverse events: nausea, vomiting, asthenia, pyrexia, rigors, injection site reaction, allergic or anaphylactic reaction, aseptic meningitis, arthralgia, back pain, dizziness, headache, rash, pruritus, urticaria, hemolysis or hemolytic anemia, hyperproteinemia, increased serum viscosity and hyponatremia, thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, transfusion-related acute lung injury and renal dysfunction and acute renal failure.

●	The use of anti-hepatitis B intravenous immunoglobulin, or IVIG, sometimes produces the following adverse events: thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, aseptic meningitis, hemolytic anemia or hemolysis and acute renal failure.

●	The use of Koate®-DVI, which we license exclusively in the United States to Kedrion S.p.A, a corporation organized under the laws of Italy, sometimes produces the following adverse events: allergic reactions, tingling in the arm, ear and face, blurred vision, headache, nausea, stomach ache and a jittery feeling.

●	The use of Prolastin®, Prolastin®-C, alpha-1 proteinase inhibitor, or A1PI, sometimes produces the following adverse events: dyspnea, tachycardia, rash, chest pain, chills, influenza-like symptoms, hypersensitivity, hypotension and hypertension.

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

Once we produce a product, physicians are responsible for prescribing and administering the product as we have directed and for the indications described on the labeling. It is not, however, unusual for physicians to prescribe our products for unapproved, or off-label, uses or in a manner that is inconsistent with our directions or the labeling. To the extent such off-label uses and departures from our administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer.

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

Our adherence to cGMP regulations and the effectiveness of our quality systems are periodically assessed through inspections of our facilities by the FDA, and analogous regulatory authorities of other countries. If deficiencies are noted during an inspection, we must take action to correct those deficiencies and to demonstrate to the regulatory authorities that our corrections have been effective. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall product or suspend operations until appropriate measures can be implemented. We are also required to report certain deviations from procedures to the FDA and even if we determine that the deviations were not material, the FDA could require us to take similar measures. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur costs without improving our profitability or the safety of our products. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time consuming and could delay or prevent the manufacturing of a product or launch of a new product.

Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval or revalidation of the manufacturing processes and procedures in accordance with cGMP regulations. There may be comparable foreign requirements.

Grifols received approval from the FDA to relocate existing immunodiagnostic manufacturing operations to a new consolidated manufacturing facility in Emeryville, California, or our Emeryville facility. The first approval from the FDA enabled the implementation of cGMP in fermentation, purification and bulk fill operations in the facility and the production of one recombinant HCV antigen. Additional submissions to the FDA are planned to relocate the production of other licensed recombinant protein products. The transition has been completed during 2019 including all FDA licensed antigens regulatory submissions. This has allowed Grifols to transfer all 21 products to the new Emeryville facility.

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

Regulatory authorities, including the FDA and the EMA, routinely inspect our facilities to assess ongoing compliance with cGMP. If the FDA, the EMA or other regulatory authorities find our facilities to be out of compliance, our ongoing operations or plans to expand would be adversely affected.

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

Our current business plan envisages an increase in the production of plasma derivative products, which depends on our ability to increase plasma collections or improve product yield. The ability to increase plasma collections may be limited, our supply of plasma could be disrupted or the cost of plasma could increase substantially, as a result of numerous factors, including:

●	A reduction in the donor pool. Regulators in most of the largest markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the appearance of the variant Creutzfeldt Jakob, or mad cow disease, resulted in the suspension of the use of plasma collected from U.K. residents and concern over the safety of blood products, which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool, significantly reducing the potential donor pool. The appearance of new viral strains could further reduce the potential donor pool. Also, changes in socioeconomic conditions could impact the number of donors.

●	Regulatory requirements. See “—Disruption of the operations of our plasma collection centers due to regulatory impediments or otherwise would cause us to become supply constrained and our financial performance would suffer.”

●	Plasma supply sources. In recent years, there has been vertical integration in the industry as plasma derivatives manufacturers have been acquiring plasma collection centers. Any significant disruption in the supply of plasma or an increased demand for plasma may require us to obtain plasma from alternative sources, which may not be available on a timely basis.

Disruption of the operations of our plasma collection centers due to regulatory impediments or otherwise would cause us to become supply constrained and our financial performance would suffer.

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

The Coronavirus pandemic could have a material, adverse impact on us.

An outbreak of respiratory illness caused by a new coronavirus named “2019-nCoV” (the “Coronavirus”), which was first detected in Wuhan City, Hubei Province, China, has resulted in hundreds of thousands of infections globally and continues to spread. On March 11, 2020, the Director General of the World Health Organization declared the Coronavirus outbreak a pandemic due to the levels of spread and severity. The extent to which the Coronavirus impacts our operations will depend upon future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the Coronavirus and any prolonged restrictive measures put in place in order to control the spread and impact of the virus, among others. The continued global spread of the coronavirus could adversely impact our manufacturing and supply chains, our clinical trial operations and the ability of our employees to attend work or work effectively. If the foregoing were to occur, it could adversely affect our revenues, financial condition, profitability, and cash flows.

A significant portion of our net revenue has historically been derived from sales of our immunoglobulin products and we expect that they will continue to comprise a significant portion of our sales. Any adverse market event with respect to these products could have a material adverse effect on us.

We have historically derived a significant portion of our net revenues from our immunoglobulin products, including our IVIG products. In 2019, our IVIG products accounted for approximately 44% of our net revenues. If any of these IVIG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue. Similarly, if either Flebogamma® or Gamunex®-C/Gamunex® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected. Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

We face significant competition.

We face significant competition. Each of Takeda, CSL Behring, Kedrion Biopharma, Octapharma Plasma and Bio Products Laboratory Ltd. (BPL) now has a 10% liquid IVIG product in the United States. Both Octapharma and Bio Products Laboratory have launched 5% liquid IVIG products. As competition has increased, some of our competitors have discounted the price of immunoglobulin products as many customers have become increasingly price sensitive with respect to immunoglobulin products. If customers demand lower priced products, we may lose sales or be forced to lower our prices.

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

We do not currently sell any recombinant products. We have recombinant versions of A1PI and plasmin in our pipeline, but we cannot be certain that any of these products will ever be approved or commercialized. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products. In October 2018, the FDA approved Genentech, Inc’s emicizumab-kxwh injection treatment, Hemlibra, a non-plasma product to control bleeding in patients with hemophilia A. The use of Hemlibra presents a potentially significant competitive risk for the use of plasma derived Factor VIII.

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

Our business exposes us to the risk of product liability claims. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our products and any product candidates that we may develop;

●	injury to our reputation;

●	withdrawal of clinical trial participants;

●	costs to defend the related litigation;

●	substantial monetary awards to trial participants or patients;

●	loss of revenue; and

●	the inability to commercialize any products that we may develop.

Like many plasma fractionators, we have been, and may in the future be, involved in product liability or related claims relating to our products, including claims alleging the transmission of disease through the use of such products. Plasma is a biological matter that is capable of transmitting viruses and pathogens, whether known or unknown. Therefore, our plasma and plasma derivative products, if donors are not properly screened or if the plasma is not properly collected, tested, inactivated, processed, stored and transported, could cause serious disease and possibly death to the patient. See also “— Our ability to continue to produce safe and effective products depends on a plasma supply free of transmittable diseases.” Any transmission of disease through the use of one of our products or third-party products sold by us could result in claims by persons allegedly infected by such products.

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

Plasma is a raw material that is susceptible to damage. Almost immediately after its collection from a donor, plasma is stored and transported at temperatures that are at or below -20 degrees Celsius (-4 degrees Fahrenheit). Once we manufacture plasma derivative products, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship or distribute our plasma and plasma derivative products, to properly care for our plasma or plasma derivative products may require us to destroy some raw materials or products. If the volume of plasma or plasma derivative products damaged by such failures were to be significant, the loss of that plasma or those plasma derivative products could have a material adverse effect on our financial condition and results of operations.

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

We are expecting significant capital spending as we are undertaking an investment plan that involves among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Bioscience division as part of our €1.4 billion 2018-2022 capital expenditure plan. The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements and the extent and timing of particular projects, among other things. Our ability to grow our business is dependent upon the timely completion of these projects and obtaining the requisite regulatory approvals.

We may not be able to develop some of our international operations successfully.

We currently conduct sales in over 100 countries. The successful operation of such geographically dispersed resources requires considerable management and financial resources. In particular, we must bridge our business culture to the business culture of each country in which we operate. In addition, international operations and the provision of services in foreign markets are subject to additional risks, such as changing market conditions, currency exchange rate fluctuations, trade wars and barriers, exchange controls, regulatory changes, changes to tax regimes, foreign investment limitations, civil disturbances and war. Furthermore, if an area in which we have significant operations or an area into which we are looking to expand suffers an economic recession or currency devaluation, our net revenues and accounts receivable collections in that region will likely decline substantially or we may not be able to successfully expand or operate in that region.

We are susceptible to interest rate variations.

We use issuances of debt and bank borrowings as a source of funding. At December 31, 2019, $2.50 billion and €1.36 billion of our senior interest bearing debt, which represented 55.2% of our senior interest bearing debt, bore interest at variable rates, at a spread over the London Interbank Offered Rate, or LIBOR, for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate, or EURIBOR, for our euro denominated debt. Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations. See — “The phasing out and ultimate replacement of LIBOR with an alternative reference rate and changes in the manner of calculating other reference rates may adversely impact the value of loans and other financial instruments we hold that are linked to LIBOR or other reference rates in ways that are difficult to predict and could adversely impact our financial condition and results of operations.” And see Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro. In 2019, €3.9 billion, or 76%, of our net revenue of €5.1 billion was denominated in U.S. dollars. We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos. Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses that could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness. At December 31, 2019, we had approximately $2.5 billion of U.S. dollar denominated senior debt. See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Currency Risk.”

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

In the United States, we regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations, or GPOs, home care companies, alternate infusion sites, hospital groups and others. We are highly dependent on these agreements for the successful sale, distribution and delivery of our products. For example, we rely principally on GPOs and on our distributors to sell our immunoglobulin products. If such parties breach, terminate or otherwise fail to perform under these contracts, our ability to effectively distribute our products will be impaired and our business may be materially and adversely affected. In addition, through circumstances outside of our control, such as general economic decline, market saturation or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us. Furthermore, we rely in certain countries on distributors for sales of our products. Disagreements or difficulties with our distributors supporting our export business could result in a loss of sales.

We may not be able to commercialize products in development.

Before obtaining regulatory approval for the sale of our product candidates or for the marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including, without limitation:

●	regulators or institutional review boards, or IRBs, may not authorize us to commence a clinical trial or conduct a clinical trial within a country or at a prospective trial site;

●	the regulatory requirements for product approvals may not be explicit, may evolve over time and may diverge by jurisdiction;

●	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or we may be required by regulators, to conduct additional preclinical testing or clinical trials or to abandon projects that we had expected to be promising;

●	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate or participants may withdraw from our clinical trials at higher rates than we anticipate, any of which would result in significant delays;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

●	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

●	regulators or IRBs may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

●	the cost of our clinical trials may be greater than we anticipate;

●	the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate, as we currently do not have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;

●	an audit of preclinical or clinical studies by the FDA or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results and the need to perform additional studies; and

●	the effects of our product candidates may not achieve the desired clinical benefits or may cause undesirable side effects, or the product candidates may have other unexpected characteristics.

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

Even if preclinical trials are successful, we still may be unable to commercialize a product due to difficulties in obtaining regulatory approval for its engineering process or problems in scaling that process to commercial production. Additionally, if produced, a product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including:

●	the prevalence and severity of any side effects;

●	the efficacy and potential advantages over alternative treatments;

●	the ability to offer our product candidates for sale at competitive prices;

●	relative convenience and ease of administration;

●	the willingness of physicians to prescribe new therapies and of the target patient population to try such therapies;

●	the strength of marketing and distribution support; and

●	sufficient third-party coverage or reimbursement.

Therefore, we cannot guarantee that any products we may seek to develop will ever be successfully commercialized, and to the extent they are not successfully commercialized, such products could involve significant expense with no corresponding revenue.

Complex and evolving U.S. and international laws and regulations regarding privacy and data security and increased risk of cybersecurity incidents to our information technology systems could result in increased costs of operations and a significant disruption to our business.

Our operations are highly dependent on our information technology systems, including internet-based systems, which may be vulnerable to breakdown, cybersecurity incidents, wrongful intrusions, data breaches, malware, ransomware, and malicious attack. In addition, information security risks have generally increased in recent years, increasing our systems’ potential vulnerability, such as to data security breaches or cyber attack, whether by employees or others, which may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, customers, plasma donors and others. Data security breaches may also adversely impact the conduct of scientific research and clinical trials, including the submission of research results to support marketing authorizations.

Federal, state and foreign governments continue to adopt new, or modify existing laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. This includes, for example, the EU’s regulation, the General Data Protection Regulation, or GDPR, and the new California Consumer Protection Act, or CCPA, effective on January 1, 2020. In our efforts to meet the GDPR, CCPA, federal Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, and implementing regulations and other data privacy regulations, we have made and continue to make certain operational changes to our business practices. Other governmental authorities throughout the U.S. and around the world are considering similar types of legislative and regulatory proposals concerning data protection. These privacy, security and data protection laws and regulations could impose increased business operational costs, require changes to our business, require notification to customers or workers of a security breach, or restrict our use or storage of personal information. For example, the privacy and security provisions of HIPAA require, among other things, the implementation of various recordkeeping, operational, notice and other practices intended to safeguard certain personal information, limit its use to allowed purposes and notify individuals in the event of privacy and security breaches. Failure to comply with HIPAA and similar state laws could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Also, the European Parliament and the Council of the European Union adopted GDPR, which increased privacy rights for individuals in Europe, extended the scope of responsibilities for data controllers and data processors and imposed increased requirements and potential penalties on companies offering goods or services to individuals who are located in Europe or monitoring the behavior of such individuals (including by companies based outside of Europe).  Noncompliance can result in penalties of up to the greater of EUR 20 million, or 4% of global company revenues.  Our efforts to implement programs and controls that comply with the GDPR and other data protection requirements are likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business. Our information technology systems also utilize certain third party service organizations that manage sensitive data, such as personal medical information regarding plasma donors, and our business may be adversely affected if these third party service organizations are subject to data security breaches. We may continue to incur significant expenses to comply with existing privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

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

Our rights in certain intellectual property that we have in-licensed or co-own with third parties and the value therein may depend on our third party licensors’ or co-owners’, as applicable, performance under our intellectual property agreements with them. If one of these third parties is unable to, or does not, enforce its own rights in such intellectual property or perform under our agreements with them, it could affect our ability to effectively compete in the marketplace and operate our business.

Our in-license agreements for certain patent rights may impose payments and/or other material obligations on us as a licensee. Although we are currently in compliance with all of our material obligations under these licenses, if we were to breach any such obligations, our counterparty licensors may be entitled to terminate the licenses. Such termination may restrict, delay or eliminate our ability to develop and commercialize our products, which could adversely affect our business. We cannot guarantee that the third-party patents and technology we license will not be licensed to our competitors. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or whether the technology can be replaced on acceptable terms, or at all.

Risks Relating to the Healthcare Industry

United States Healthcare Reform may adversely affect our business.

The United States Healthcare Reform Law, adopted through the March 2010 enactment of the Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act (collectively, the “ACA”) increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage. While the Healthcare Reform Law has materially expanded the number of individuals in the United States with health insurance, the Healthcare Reform Law has faced ongoing legal challenges, including litigation seeking to invalidate some of or all of the law or the manner in which it has been interpreted.

For example, while upholding the law generally, the United States Supreme Court has effectively made the Healthcare Reform Law’s Medicaid expansion voluntary for each state. In addition, there are uncertainties due to federal legislative and administrative efforts to repeal, substantially change, replace or invalidate portions or all of the ACA. Additionally, federal litigation related to the Health Reform Law is proceeding in several courts and could have a significant impact on the United States healthcare industry. For example, a December 2019 ruling by the U.S. Circuit Court of Appeals for the Fifth Circuit in Texas v. Azar created uncertainty regarding whether the individual mandate provisions in the ACA were unconstitutional and therefore could impact the constitutionality of the entire ACA. The uncertain status of the Healthcare Reform Law affects our ability to plan, and its repeal without adequate replacement could have a material adverse effect on our United States operations.

Government pressures and constraints on reimbursement may adversely affect our business.

Implementation of the Healthcare Reform Law has included significant cost-saving, revenue and payment reduction measures with respect to, for example, several government healthcare programs that cover our products, including Medicaid, Medicare Parts B and D and the 340B/Public Health Service, or PHS, program, and these efforts could have a material adverse impact on our financial performance. For more details of these measures see Item 4 of this Part I, “Information on the Company — E. Regulatory Matters — Pharmaceutical Pricing and Reimbursement.” Significant pressures on the pricing of our products and on our ability to obtain and maintain reimbursement rates to cover our products may adversely affect our business.

The availability of federal funds to pay for our products under Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS program, and changes to this program under the Healthcare Reform Law could adversely affect our financial performance.  The 340B/PHS program extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals, and the Healthcare Reform Law expanded the number of qualified 340B entities eligible to purchase products for outpatient use, adding certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers.  The PHS price, or ceiling price, cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount.  We have entered into a pharmaceutical pricing agreement, or PPA, with the government in which we have agreed to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration, or HRSA, of HHS, the federal agency responsible for oversight of the 340B/PHS program, which creates uncertainty. We expect the healthcare industry will continue to be subject to increasing pricing and cost containment pressures in 2020 and beyond. These pricing and cost containment pressures may impact the reimbursement rates for our products and have an adverse effect on our business. We believe that we meet the requirements of the 340B/PHS program, and are continuing to review and monitor these and other developments affecting the 340B/PHS program.

Impact of government regulations over product development and regulatory approvals may adversely affect our business.

Obtaining market approval for our products is a lengthy, costly and complex regulatory process. Even with the changes in the Healthcare Reform Law to accelerate the regulatory process for certain products, including biosimilars, it is still a lengthy, costly and complex regulatory process. The Healthcare Reform Law introduced a new abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a BLA. This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product.

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

Failure to comply with laws and regulations governing the sales and marketing of our products or an adverse decision in lawsuits may result in adverse consequences to us.

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

In the United States under a provision in the Healthcare Reform Law, referred to as the Physician Payment Sunshine Act, or the PPS Act, or Open Payments Program, we are required to report and disclosure payments or other transfers of value made to certain practitioners, such as physicians and teaching hospitals. CMS publishes information from these reports on a publicly available website, including amounts transferred and health care provider identities. Under the PPS Act we are required to collect and report detailed information regarding certain financial relationships we have with covered health care providers.   The PPS Act pre-empts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws are also ambiguous. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers. While we believe we have substantially compliant programs and controls in place to comply with these reporting requirements, we cannot assure you that regulations will not require us to take additional compliance steps. Our compliance with these rules imposes additional costs on us.

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

In the United States pricing concerns include political and legislative efforts to increase transparency around healthcare and pharmaceutical drugs costs. Various pricing proposals have been introduced, some of which could take effect based on action by federal administrative agencies without the need for Congressional action. The uncertainty around these pricing proposals affects our ability to plan, and the proposals, if adopted, in whole or in part, could adversely affect our business.

An increasing number of states in the United States have also proposed or passed legislation that seeks to directly or indirectly regulate pharmaceutical drug pricing, such as by requiring drug manufacturers to publicly report pricing information or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. State laws regulating pharmaceutical drug pricing may cause us to experience additional pricing pressures on our affected products, and could adversely affect our business.

Also, the intended use of a drug product by a physician can affect pricing. Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and that are approved by the FDA or similar regulatory authorities in other countries. These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. Industry data indicates that a significant portion of immunoglobulin volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. In the United States, many off-label uses of drug products may be reimbursed by Medicare and other third-party payors, generally based on the payors’ determination that the intended use is for a medically accepted indication, for example, based on studies published in peer-reviewed medical journals or information contained in drug compendia, such as the United States Pharmacopeia-National Formulary. However, if reimbursement for off-label uses of products, including immunoglobulins, is reduced or eliminated by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected. For example, CMS could initiate an administrative procedure known as a National Coverage Determination by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain. High levels of spending on immunoglobulin products, along with increases in immunoglobulin prices, increased immunoglobulin utilization and the high proportion of off-label uses, may increase the risk of regulation of immunoglobulin reimbursement by CMS. On the state level, similar limits could be proposed for therapeutic products covered under Medicaid.

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

We are a vertically integrated global producer of plasma derivatives and we believe we rank in the top three largest producers in the industry. Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers. We have expanded our plasma collection network and our manufacturing capacity through a combination of organic growth and acquisitions. As of December 31, 2019 we had 295 operating plasma collection centers located across the United States and Germany; and a manufacturing capacity of approximately 15.2 million liters of plasma per year. We plan to reach approximately 19 million liters fractionation capacity by 2023 and, as previously announced, 370 approved plasma collection centers globally by 2024.

We also research, develop, manufacture and market in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories and hospital products.

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the SIBE under the ticker symbol “GRF.” Since January 2008, we have been part of the IBEX-35 Index, which comprises the top 35 listed Spanish companies by liquidity and market capitalization. Our Class B shares were issued as part of the consideration for the Talecris acquisition and are listed on the Spanish Stock Exchanges and quoted on the SIBE under the ticker symbol “GRF.P.” Our Class B shares are also traded in the United States on the NASDAQ Global Select Market in the form of ADSs, evidenced by ADRs, under the symbol “GRFS.” Each ADS represents one of our Class B shares. Our ADSs are currently traded in U.S. dollars. In November 2011, our ADSs were added to the NASDAQ Biotechnology Index.

Important Events

Acquisitions and Related Financing

The Shanghai RAAS Acquisition

On March 7, 2019, we entered into an Agreement for Assets Purchase by Share Issue, or the Shanghai RAAS Agreement, with Shanghai RAAS Blood Products Co Ltd., or Shanghai RAAS.  Shanghai RAAS is a leader in China’s plasma derivatives sector and is listed on the Shenzhen Stock Exchange.  Pursuant to the Shanghai RAAS Agreement, on March 30, 2020 we acquired 26.2% of the voting and economic rights(1) in Shanghai RAAS in exchange for the contribution of 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, Grifols Diagnostic Solutions Inc. or GDS.

As part of the acquisition, we also entered into an Exclusive Strategic Alliance Agreement pursuant to which Shanghai RAAS became the exclusive distributor of our bioscience and diagnostic products in China. In exchange for royalties, we provide technological and know-how support in the bioscience and diagnostic fields to Shanghai RAAS.

On September 30, 2019, we obtained the authorization of the Committee on Foreign Investment in the United States, or CFIUS, to complete the transaction and on November 13, 2019, Shanghai RAAS obtained the authorization from the Chinese Securities Regulatory Commission, or CSRC, to complete the transaction.

As of December 31, 2019, we had transferred the rights to 90 shares of our subsidiary GDS in exchange for a contractual right to the equivalent to 1.77 billion Shanghai RAAS shares, because at this date no shares of Shanghai RAAS had been received.

Consequently, on December 31, 2019, Shanghai RAAS was a minority shareholder owner of 45% of GDS. Such contractual rights fulfill the definition of a financial asset under IFRS 9 – Financial Instruments, and have been classified as a financial asset at fair value with changes in results for not complying with the principal and interest payment criteria. We have recorded the aforementioned contractual right for the fair value of the shares of GDS transferred and subsequently measured said right based on its fair value with changes in results.

The Shanghai RAAS acquisition closed on March 30, 2020.

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

In connection with the Hologic Transaction and the refinancing of the 2014 Credit Facilities (as defined herein), we (i) entered into a credit and guaranty agreement dated as of January 31, 2017, which consists of senior term loans and revolving loans. As of the date of this annual report on Form 20-F, no amounts are drawn down on the Revolving Loans.

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

To finance the Novartis Acquisition, we entered into a credit and guaranty agreement with a syndicate led by Nomura Securities International, Inc., Banco Bilbao Vizcaya Argentaria, S.A., and Morgan Stanley Senior Funding, Inc., or the Bridge Loan Facility, pursuant to which we borrowed $1.5 billion of loans on January 3, 2014. The Bridge Loan Facility was refinanced pursuant to a credit and guaranty agreement dated as of February 27, 2014, (as amended, the “2014 Credit Facilities”), which consisted of senior term loans and revolving loans.

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

General

We are one of the leading global specialty pharmaceutical companies developing, manufacturing and distributing a broad range of biological medicines based on plasma derived proteins. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. These protein-based therapies extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary and secondary immunological deficiencies, Chronic Inflammatory Demyelinating Polyneuropathy, or CIDP, A1PI deficiency and related emphysema, immune-mediated ITP, Guillain

Barré syndrome, Kawasaki disease, allogeneic bone marrow transplants, hemophilia A and B, von Willebrand disease, traumatic or hemorrhagic shock and severe burns. In addition, we have built a diagnostic business that focuses on researching, developing, manufacturing and marketing in vitro diagnostics products for use in clinical and blood bank laboratories. We also specialize in providing infusion solutions, nutrition products and medical devices for use in hospitals and clinics.

Our products and services are used by healthcare providers in over 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions, and we have a direct presence, through the operation of commercial subsidiaries, in 30 countries.

In 2019, we believe we ranked in the top three largest producers in the industry in terms of total sales globally. We believe we have a top three market position in various segments of the plasma derivatives industry including A1PI, IVIG, Factor VIII and albumin as well as in terms of plasma collection centers and fractionation capacity.

We organize our business into five divisions: Bioscience, Diagnostic, Hospital, Bio Supplies (formerly Raw Materials) and Others. These divisions also represent the operating segments of the Company.

Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products. The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. The Bioscience division accounted for €4.0 billion, or 78.3%, of our total net revenue in 2019.

Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories, covering the entire value chain from donation to transfusion. We concentrate our Diagnostic business in transfusion medicine (immunology, immunohematology) and specialty diagnostics such as hemostasis. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Diagnostic division accounted for €733.6 million, or 14.4%, of our total net revenue in 2019. The Nucleic Acid Testing, or NAT, Donor Screening Unit is engaged in research, development, manufacturing and commercialization of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. We expect that the impact of the Hologic Transaction will enhance our vertical integration and further promote the development of new tests and screening routines for emerging viruses.

Hospital. The Hospital division offers technology and services for hospitals, clinics and specialized centers for the manufacture of medicines, as well as physiological saline solution, enteral nutritional fluids and medical devices for interventional therapy. It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture. The Hospital division accounted for €134.4 million, or 2.6%, of our total net revenue in 2019.

Bio Supplies. Net revenue from Bio Supplies primarily consists of revenue related to biological products for non-therapeutic use as well as all income derived from manufacturing agreements with Kedrion and third party sales of Haema and Biotest. The Bio Supplies division accounted for €266.5 million, or 5.2%, of our total net revenue in 2019.

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

We currently operate in over 100 countries through distributors and subsidiaries in 30 countries. The United States is the largest sales region in the world for the plasma derivative sector. For the year ended December 31, 2019, the United States and Canada accounted for 66.5% of our total net revenue while Europe accounted for 16.8% of our total net revenues (of which less than 6% was generated in Spain).

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

Our continued focus on international expansion and acquisitions that generate operational synergies was demonstrated by our acquisition of Talecris in June 2011, a United States based producer of plasma-derived protein therapies with an established presence in the United States and Canada. We also expanded internationally with the acquisition in March 2013 of a 60% stake in Progenika (increased to 100%% as of December 31, 2019), a Spanish biotechnology firm headquartered in Bilbao, with operations in the United States, Europe and the Middle East. The Novartis Acquisition further reinforced our international operations, as it expanded our global portfolio of brands, patents and licenses and gained us the Emeryville facility and commercial offices in the United States, as well as additional commercial offices in Switzerland and Hong Kong. Pursuant to the Hologic Transaction, we acquired our former joint-business partner’s NAT Donor Screening business, including a manufacturing facility in San Diego and development rights, product licenses and access to product manufacturers. On March 30, 2020, we acquired a 26.2% stake in Shanghai RAAS. Pursuant to the agreement, Shanghai RAAS became our exclusive distributor of plasma-derived products and transfusional diagnostic solutions in China. This acquisition reinforces our global expansion strategy and commercial presence in China. We will continue to selectively consider acquisitions that would further enhance our operations.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

Summary of Net Revenue by Region	Year ended December 31, 2019	% of total net revenue	Year ended December 31, 2018	% of total net revenue	Year ended December 31, 2017	% of total net revenue
	(in thousands of euros, except for percentages)
United States and Canada	3,390,811	66.5	2,974,429	66.3	2,896,505	67.1

European Union(1)	856,662	16.8	800,274	17.8	686,983	15.9

Rest of the World	851,218	16.7	712,021	15.9	734,585	17.0
Total	5,098,691	100.0	4,486,724	100.0	4,318,073	100.0

(1)	Net revenue earned in the European Union includes net revenue earned in Spain.

Principal Activities

We organize our business into five divisions: Bioscience, Diagnostic, Hospital, Bio Supplies and Others. These divisions also represent the operating segments of the Company. The following chart presents our total net revenues by each of our divisions for the past three years:

Summary of Revenue by Division	Year ended December 31, 2019	% of total net revenue	Year ended December 31, 2018	% of total net revenue	Year ended December 31, 2017	% of total net revenue
	(in thousands of euros, except for percentages)
Bioscience	3,993,462	78.3	3,516,704	78.4	3,429,785	79.4
Diagnostic	733,604	14.4	702,265	15.6	732,369	17.0
Hospital	134,441	2.6	119,454	2.7	105,649	2.4
Bio Supplies	266,540	5.2	167,004	3.7	66,791	1.6
Others	22,820	0.5	22,451	0.5	18,263	0.4
Intersegments	(52,176)	(1.0)	(41,154)	(0.9)	(34,784)	(0.8)
Total	5,098,691	100.0	4,486,724	100.0	4,318,073	100.0

The Bioscience Division

The Bioscience division is responsible for the research and development, production and marketing of plasma derivative products. In 2019, the Bioscience division accounted for 78.3% of total net revenue.

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

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. We obtain our plasma primarily from the United States and Germany through 295 operating plasma collection centers and, to a much lesser extent, through agreements with third parties. In 2018, we also obtained the rights to all plasma collected at an additional 24 plasma centers in the United States and 35 plasma centers in Germany. See Item 5 of this Part I, “Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Financial Condition and Results of Operations - Acquisitions - Acquisition and Sale of Haema AG and Biotest Corporation” below. In 2019, we obtained approximately 13.5 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties). We have previously announced that we plan to reach 370 approved plasma collection centers by 2024 globally.

We believe that our plasma requirements through 2020 will be met through plasma collected at our plasma collection centers and purchased from third-party suppliers pursuant to various plasma purchase agreements. As we source the majority of our plasma internally, we have been able to ensure the availability of plasma for our manufacturing needs, assure the quality of the plasma throughout our manufacturing process and improve control over our plasma costs and our margins.

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

Transport and Logistics

Once plasma has been collected, it is frozen at the collection center and sent to fractionation centers. One essential aspect of this process is the implementation of safety procedures to guarantee the quality and safety of the donated plasma. To ensure preservation of the proteins found in plasma, plasma must be kept at or below a temperature of -20 degrees Celsius (-4 degrees Fahrenheit). In accordance with European and United States requirements, we store our plasma at a temperature of -30 degrees Celsius (-22 degrees Fahrenheit). During transportation, plasma is kept at a temperature at or below -20 degrees Celsius. Our frozen plasma is transported by one of two transport companies, which are the same used throughout the industry.

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

We currently operate three Bioscience manufacturing facilities in the United States and Spain. Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities, which have a combined fractionation capacity of approximately 15.2 million liters per year. Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins.

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

We optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities. We have obtained the following FDA licenses, among others:

●	to purify at our Clayton facility the Fraction II+III (an intermediate product) made at both our Los Angeles and Parets facilities to make Gamunex®;

●	to purify at our Los Angeles facility the Fraction II+III obtained at that facility to make Gamunex® 10%;

●	to use Fraction V obtained at our Clayton facility to produce albumin at our Los Angeles facility;

●	to use Fraction V obtained at our new fractionation facility at Clayton to produce Albutein® in our Los Angeles facility;

●	to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastina®, an A1PI we market in Spain, at our Clayton facility;

●	to use Fraction IV-1 obtained at our Clayton facility to produce Prolastin® at our Parets facility;

●	to use Fraction IV-1 obtained at our Parets facility to produce Prolastin® at our Parets facility;

●	to use the same method currently in place in our Parets facility to produce Alphanate® in our Los Angeles facility;

●	to use paste from the new fractionation facility at Clayton to produce Gamunex® and Prolastin®;

●	to produce nano-filtered Gamunex® and the 40 gram vial presentation; and

●	to use Cryoprecipitate obtained at our Clayton Facility to produce Alphanate® at our Los Angeles facility.

We are continuing our efforts to obtain additional FDA licenses of this nature. The flexibility provided through such licenses allows us to increase production efficiency and to better address changes in demand between the United States, the European Union and other world markets.

For more information on our manufacturing facilities, see “— D. Property, Plant and Equipment” below.

Safety

We have never experienced a recall of any batch of our finished biological products due to a safety risk, although in 2019 Grifols voluntarily withdrew four lots of product. All of them were due to a reported rate of adverse drug reactions higher than usual. Our philosophy is that the health of the plasma donor and the patient are the paramount considerations. We strongly believe that our safety philosophy is consistent with the business objective of generating profit. We also believe that we have a strong reputation for safety in our markets, thus making our products particularly attractive to customers. Our vertically integrated business model allows us to assure the safety and quality of our plasma derivative products through the implementation of our safety standards.

The plasma collection, fractionation and purification process is long, complex and highly regulated. We have adopted and maintain rigorous safety standards that we believe exceed those required by health authorities in Europe and the United States. Grifols is periodically inspected and certified for Good Manufacturing Practices, or GMP, by competent health authorities, such as European authorities, the FDA, and other relevant government authorities of other countries where our products are marketed.

Grifols maintains standards consistent with other industry participants with regard to plasma safety, and is periodically certified by the Plasma Protein Therapeutics Association, or PPTA, under the International Quality Plasma Program, or IQPP, for plasma donation centers, and under the Quality Standards of Excellence, Assurance and Leadership Program, or QSEAL, for fractionation plants. For example, source plasma inventory is held for not less than 60 days after donation, to allow for retrieval and destruction of plasma units if the donor is disqualified during this period (after seroconversion or due to high-risk behavior or international travel). We have also introduced innovative methods such as the Plasma Bottle Sampling™ system, which automatically prepares, codes and labels test samples at the time of plasma donation, and the PediGri™ On Line system, which provides full traceability of human plasma raw material throughout the plasma supply chain. See “— Distribution Process” below.

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

Since our products are proteins that cannot be terminally sterilized, they therefore are sterilized by filtration before being aseptically filled in their final container. Grifols has patented the Grifols Sterile Filling (GSF) system which minimizes the risk of microbial or particulate contamination during the aseptic filling process. During this process, sterilized containers are filled with the product under Grade A laminar air flow. The partially closed containers (vial with stopper and protector) are sterilized prior to filling. The container closure unit remains partially closed until the moment of filling, after which it is immediately sealed thus reducing the risk of contamination by reducing the product and container exposure to the controlled environment. The filling process is recorded which enables us to identify the cause of, and rectify more easily, any related problem. These records are maintained according to our data retention policy.

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

Distribution Process

With each batch of plasma derivatives, we deliver electronic information regarding the origin, characteristics and controls of each of the units of plasma that we use in the preparation of the batch to our customers. This feature, called the PediGri™ On Line system, allows for healthcare users of our products and regulatory authorities to have immediate and easy access to this information, tangible proof of the full traceability of our products. We have had this system in place since 1996, and we believe we are the only fractionator that provides this feature to customers.

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel. A majority of our sales in 2019 were made through our own distribution network, which is experienced in the proper handling of our products. This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall. In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.

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

Our principal plasma derivative products are IVIG, A1PI, Factor VIII and albumin, each sold under various brand names, and their respective applications are as follows:

Product Description	Main Applications
Gamunex®/Gamunex®-C. Immune Globulin Injection (Human), 10% Caprylate/Chomatography Purified. Flebogamma® 5% and 10% DIF. Immune Globulin Intravenous (Human).	IVIG is used for the treatment of: primary and secondary immunological deficiencies; and autoimmune conditions including immune-mediated ITP; Guillain Barré syndrome; Kawasaki disease; allogenic bone marrow transplants; chronic inflammatory demyelinating polyneuropathy (CIDP); and multifocal motor neuropathy (MMN). Severe acute myasthenia exacerbations is an approved indication for Gamunex.

Xembify®. Immune Globulin Subcutaneous (Human) - klhw 20% solution.	Used to treat Primary Humoral Immunodeficiency (PI) but not limited to congenital agammaglobulinemia, common variable immunodeficiency, X-linked agammaglobulinemia, Wiskkott-Aldrich syndrome and severe immunodeficiencies.

HyperRAB®	Anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with a rabies vaccine.

Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolasplan®/Pulmolast®. Alpha 1-Proteinase Inhibitor (Human).	Used to treat adults with clinical evidence of emphysema due to severe hereditary A1PI deficiency (alpha-1 antitrypsin deficiency).

Fanhdi™ and Alphanate®. Antihemophilic Factor/von Willebrand Factor Complex (Human).	Used for the prevention, management and control of bleeding in Factor VIII deficiency (hemophilia A) and indication for von Willebrand disease (in the United States, for Alphanate® only).

Koate®-DVI. Antihemophilic Factor (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A).

Albutein®/ Human Albumin Grifols®/Plasbumin®. Albumin (Human) 5%, 20% and 25%.	Used to re-establish and maintain circulation volume in the treatment of hypovolemia (i.e., traumatic or hemorrhagic shock and severe burns) and to treat complications related to cirrhosis.

Our acquisition of Talecris expanded our portfolio of IVIG, A1PI, Factor VIII, albumin, and other plasma derivative products.

Gamunex-C® IVIG, which was launched in the United States and Canada in 2003 as a ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment. We believe Gamunex-C® IVIG is one of the premium products in its category since its launch due to a comprehensive set of differentiated product characteristics. We are one of the market leaders in the production and marketing of immunoglobulin, with about 30% market share (in volume) in the United States as of November 2019.

In July 2019, the FDA approved Xembify®, our subcutaneous immunoglobulin product for use to treat primary immunodeficiencies. The Company launched Xembify® in the United States in the fourth quarter of 2019. In December 2019, Xembify® was also approved in Canada for use to treat primary and secondary immunodeficiencies. The Company is working with healthcare authorities to obtain approval in Europe and additional markets.

HyperRAB® is the world’s leading human anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with rabies vaccine. A 300 IU/ml formulation of HyperRAB® is now available in the U.S. (FDA approval February 2018). HyperRAB® is the only human rabies immunoglobulin (HRIG) provided as a higher-potency formulation, potentially requiring fewer injections in administration of each dose. Grifols has an estimated 90% market share of anti-rabies immunoglobulins in the United States as of December 2019.

In addition, we are the global market leader in market share of A1PI, an augmentation therapy of emphysema related to severe hereditary A1PI deficiency. It is licensed in 27 countries worldwide. Prolastin®/ Prolastin®-C is the leading A1PI product in North America and Europe, where it is licensed in 17 countries. A worldwide clinical trial is ongoing to meet post-approval commitments and obtain Prolastin®-C regulatory approval in Europe.

In September 2017, the FDA approved our liquid formulation of A1PI (Prolastin®-C Liquid) as a chronic augmentation and maintenance therapy to treat emphysema related to severe hereditary A1PI deficiency. We had an estimated 67% global market share for A1PI as of December 2019.

Koate®-DVI was first approved in the U.S. in 1999 for hemophilia A treatment. Together with Fanhdi and Alphanate, Grifols had an estimated 20% market share globally in the pdFVIII hemophilia A market in 2018 (excluding Von Willebrand disease use).

Grifols albumin brands are sold globally, with a 19% market share. In May 2019, the FDA approved Albutein FlexBagTM 25% in a flexible container. In addition, our albumin products meet U.S. and European requirements, making them attractive to biotechnology companies and genetic labs, as well as hospitals and physicians.

In addition to the products described above, we also produce intramuscular (hyperimmune) immunoglobulins, which are used for the prevention and treatment of tetanus, prevention and treatment of hepatitis B, and Rh factor complications during birth. Also, we produce ATIII (Anbinex® and Thrombate® III), which is used in the prevention and treatment of thromboembolic complications in patients with antithrombin deficiency; AlphaNine® and Factor IX Grifols®, which are used in the prevention and control of bleeding in patients with hemophilia B; and Niuliva® and Igantibe®, which are used after liver transplants to prevent hepatitis B reinfection of the graft. In 2017, we obtained FDA and EMA approval for a biological sealant composed of fibrinogen and human thrombin used in surgical operations to expedite the healing process.

To sell plasma derivative products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold. To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction. We have 949 hemoderivative product licenses registered in 85 countries throughout Europe, the United States, Latin America, Asia and the rest of the world. Our most significant government-issued licenses for plasma derivative products are:

●	Gamunex®/Gamunex®-C/Flebogamma® DIF. We have 186 licenses for the marketing and sale of one or more IVIG products;

●	Xembify®. We have two licenses (U.S. and Canada) for the marketing and sale of this product;

●	Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolasplan®/Prolastina®/Pulmolast®. Alpha 1-Proteinase Inhibitor (Human). We have 30 licenses for the marketing and sale of one or more of these A1PI products;

●	Fanhdi™/Alphanate®/Koate®- DVI Factor VIII. We have 230 licenses for the marketing and sale of one or more of these Factor VIII products; and

●	Albutein®/Human Albumin Grifols ®/Plasbumin®. We have 218 licenses for the marketing and sale of one or more of these albumin products in their various concentrations.

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

The Diagnostic Division

The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories. We believe that we have a significant market share of sales in NAT blood screening solutions. In addition, we have increased our sales of automated immunohematology systems and reagents to hospital transfusion and blood centers in several markets. We also continue to grow our portfolio of clinical and diagnostic products in select areas, including autoimmunity and hemostasis, and have agreements to extend the number of antigens we manufacture for use in clinical and blood bank diagnostic tests. The Diagnostic division accounted for €733.6 million, or 14.4% of total net revenue in 2019. Our principal diagnostic products are:

Product Description	Main Applications

Transfusion Medicine:

Procleix® Tigris®/Procleix® Panther® systems. Automated NAT blood screening systems, assays and software.	Used to detect infectious viruses and parasites in donated blood and plasma including: HIV (Types 1 & 2); Hepatitis A, Hepatitis B, Hepatitis C and Hepatitis E; parvovirus B19; Hepatitis A; West Nile Virus; Dengue Virus; Zika Virus and Babesia.

WADiana®/Erytra® /Erytra Eflexys® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.	Used to perform routine pre-transfusion blood typing, antibody screening, antibody identification and cross-match tests.

Antigens. Critical component of certain infectious disease tests.	Used in the manufacture of clinical diagnostic and blood donor screening immunoassays.

Leucored and standard blood bags. Blood bags configured according to all blood bank separation protocols. Leucored blood bags incorporate an in-line filtration system.	Used for collection and transfusion of blood.

Clinical and Specialty Diagnostics:

Triturus® analyzers. Open and fully automated analyzer for ELISA (enzyme-linked immunoabsorbent assay), tests with multi-test/multi-batch capability.	Automates the enzyme immunoassay testing in microtiter plate format and the processing of several batches of samples simultaneously.

Q-Smart™, Q-Next™, and Q-Expert™ analyzers. Fully automated hemostasis analyzers that use reagents to measure blood coagulation levels.	Used to diagnose and measure blood coagulation status of patients with blood coagulation-related and hemorrhagic disorders.

Coagulation reagents, instrumentation and software.	Used to establish the coagulation status of patients and to handle the corresponding results.

Promonitor. Highly specific ELISA kits for quantification of serum drug levels and anti-drug antibodies of various biological drugs	Used to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases.

AlphaIDTM. Genetic test for patients for Alpha-1 deficiency	This is a free cheek swab to screen for Alpha-1, the most common genetic form of Chronic Obstructive Pulmonary Disease (COPD).

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

The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have over 3,040 diagnostic product licenses registered in 73 countries in Europe, the United States, Canada, Latin America, Africa and Asia.

In addition to the products noted above, we offer our customers products developed in collaboration with, or manufactured by, third-parties that we believe complement our product lines.

The Diagnostic division distributes products in Europe, North America, Asia-Pacific, the Middle East, Latin America and Africa.

In January 2014, we acquired from Novartis a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV, hepatitis B, hepatitis C and West Nile Virus. The Novartis Diagnostic Business has been integrated in our current Diagnostic division, resulting in a significant expansion of our transfusion medicine product portfolio. More recently, in January 2017, we completed the Hologic Transaction. Prior to the Hologic Transaction, we and Hologic jointly operated this business, with Hologic responsible for research and development and manufacturing of the Procleix® blood screening products and Grifols responsible for their commercialization worldwide. Following the acquisition, we now control the research and development processes as well as the manufacturing of the reagents. We believe the Procleix® NAT solutions that we added to our portfolio in the Hologic Transaction, which we were already commercializing following the Novartis Acquisition, continue to lead the market, and are used to screen more blood and plasma donations worldwide each year than any other NAT system. The Procleix® products are designed to directly detect the genetic material of a virus using a technique called transcription-mediated amplification.

Transfusion Medicine

Grifols has a leadership position in transfusion medicine, with a broad portfolio of products that range from blood collection, blood and plasma testing to blood typing and transfusion. Our growth strategy in transfusion medicine has been strengthened by the January 2014 acquisition of the transfusion medicine and immunology diagnostic unit of Novartis and the January 2017 Hologic Transaction. We focus primarily on meeting changing market needs with new and enhanced products for our Procleix NAT blood screening portfolio and on expanding sales of our immunohematology products in key markets (WADiana®, Erytra® and Erytra Eflexis® analyzers and related DG Gel® blood determination cards).

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

In 2016, we began working on an Investigational Use Only (IUO) assay to accommodate requests to test blood in areas potentially affected by the Zika virus. In June 2016, the first samples were tested using Grifols Procleix® Zika virus assay on the Procleix® Panther® system under an investigational new drug (IND) protocol. In August 2016, the FDA issued non-binding recommendations that require NAT screening of all individual donations in the United States and its territories. The record-time development of the Procleix Zika virus assay, reinforces our commitment to blood safety worldwide. In 2017, we obtained CE marking for the Zika virus assay. In July 2018, the assay obtained FDA approval. Shortly after that, the FDA issued guidance mandating testing of all blood in the U.S. for Zika virus and allowing for pool testing. Grifols is currently providing reagents, instruments and services to all of our U.S. customers to allow the screening of more than 85% of the U.S. blood supply.

In January 2019, a new assay to detect four species of the babesia parasite (b. microti, b. venatorum, b. divergens and b. duncani), known to cause babesiosis, a tick borne disease, obtained FDA approval. The assay is designed to be used for routine screening by U.S. blood banks on the Procleix® Panther® system.

In October 2019, the Procleix® Panther® System featuring Automated Ready Technology, or ART, obtained Europe’s CE mark, making it available in European markets accepting the certification, and reinforcing the Company’s leadership in the blood banking industry. With significant hardware and software improvements on the current platform, the Procleix Panther System featuring ART will help accelerate laboratory efforts to reach higher levels of workflow automation for blood and plasma screening.

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

We continue to experience strong sales of our DG Gel® blood typing products. In December 2016, we obtained CE marking for Erytra Eflexis®, a fully automated, mid-size analyzer that performs pretransfusion compatibility testing using DG Gel® technology that was launched in June 2017. The instrument was later approved by the FDA in December 2018. It has a smart and compact design, offering intuitive operation that has expanded our product portfolio, which already includes the WADiana® and Erytra® analyzers and DG Gel® cards. The DG Gel® family of products continued to expand in 2019, with the commercialization in CE mark countries of DG Reader NET, a single card processing platform operating with the same consumables and reagents as our fully automated systems. The DG Reader NET received FDA approval at the end of 2019. Also, in November 2019 we received FDA approval for two new red blood cell panels, Data-CytePlus 2 and Data-CyteExtend. Additionally, a Weak D assay, to be used in combination with the DG Gel system in automation, received FDA approval at the end of 2019. This is a valuable test for donor centers and our Immunohematology Reference Laboratory, or IRL, and it will support our expansion in the region. In the U.S., our blood typing solutions have experienced solid growth. We have expanded commercialization efforts and will continue to promote this area in light of its high growth potential.

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

Clinical and Specialty Diagnostics

Our Q-Smart™, Q-Next™, Q-Expert™ and Triturus® analyzers remain key product lines in the clinical and specialty diagnostics product line. In 2015, the Q-Smart™ analyzer (a mechanism for laboratories to automate and standardize hemostasis tests) was commercially launched in Latin America. During 2019 we received approval from the FDA for the commercialization of Q-NextTM and the DG-PT reagent. In early 2020 the FDA approved the second device in the Q family, the Q-SmartTM which uses the same reagent.

We also continue to offer a broad portfolio of hemostasis reagents in this line, including DG™-Chrom PC, a proprietary chromogenic kit for Protein C, and DG™-TT L human reagent, a liquid human thrombin for determining thrombin time.

Also within Clinical and Specialty Diagnostics, Progenika Biopharma obtained in 2015 CE marking for its first genetic diagnosis test for Familial Hypercholesterolemia (FH) using next generation sequencing technology (NGS). The division continues its efforts to broaden the Promonitor® line, used to monitor biologic drugs as sales continue in Chile, select European Union countries and Australia. The Promonitor® product line includes an ELISA (enzyme-linked immunoabsorbent assay) device line also developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. In 2015, CE marking was granted for two new references of tests in the Promonitor® family that enable treatment with the biological product golimumab. In 2016, we obtained CE marking for several new reference tests in the Promonitor® family of products, to permit the use of a single dilution to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases, such as rheumatoid arthritis and ulcerative colitis. In 2017 the division launched the PromonitorQuick®, a point-of-care diagnostic kit that detects anti-infliximab antibodies, antibodies that appear in patients with chronic inflammatory diseases who are treated with biological drugs.

We also continue to distribute our Triturus® analyzer, an open and fully automated analyzer for ELISA tests with multi-test/multi-batch capability. As an open system, it can be used for the automatization of our autoimmunity and biological drug monitoring product lines and other products in our portfolio for which we are distributors.

In 2015, we signed an exclusive agreement for distribution of AESKU Diagnostics GmbH & Co.’s autoimmunity diagnostic products in the United States and Mexico. We also have various distribution agreements with AESKU in Chile, Italy, Portugal, Spain and the U.K. In 2016, AESKU obtained FDA approval for Helios, the only fully automated platform capable of performing all immunofluorescence pipetting and reading steps in the United States, which strengthened our portfolio of products in the country. During 2018, AESKU obtained FDA approval of two additional assays for Helios, Antineutropil cytoplasmatic antibodies and nuclear Deoxyribonucleic acid. These products further strengthen the portfolio of IFA products offered in the U.S.

In 2017, we received approval from the FDA for a new genetic test to detect alpha-1 antitrypsin deficiency. The authorization marks an important milestone in the industry as it is the first time the FDA has approved a biological molecular test that uses the DNA of the patient for the diagnostic. The FDA approved the test for both DNA extracted from blood, as well as a drop of blood collected on paper (a “Dry Blood Spot”). This test (the “A1AT Genotyping Test”) was developed by Progenika Biopharma, a Grifols subsidiary. Although highly complex, the test has been designed so any molecular biology laboratory can process it with minimal human intervention. The test previously received CE mark on December 2016. At the end of 2019, we also introduced AlphaID™, a new simple cheek swab that greatly simplifies the sample collection process. AlphaID™ allow physicians and healthcare providers to obtain a sufficient oral sample for Alpha-1 screening, and it is completely free from ordering to results. The test is now available for distribution in the U.S.

We continue to sell the Intercept Blood System®, developed by Cerus, to inactivate pathogens in blood platelets and plasma in Spain and Mexico.

The Hospital Division

The Hospital division provides services and manufactures products used by hospitals, blood banks, plasma collection centers and other healthcare systems. These products include parenteral solutions, robotics and software. It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture. The Hospital division accounted for €134.4 million, or 2.6%, of our total net revenue in 2019.

Hospital logistics and IV compounding segments are also strategic areas for the Hospital division. With the inclusive® IV Compounding Portfolio, we are the leaders in bringing GMP procedures and product solutions to the hospital pharmacy, increasing the safety of their compounding needs. With the hardware and software solutions offered by the Hospital logistics area, we are the market leader in Spain and Latin America in terms of offering solutions to manage the flow of medications in hospitals. At the beginning of 2018, Grifols reinforced the division by acquiring the U.S. technology firm MedKeeper, which develops and markets mobile and web-based technology solutions for the management of hospital pharmacies. See Item 5 of this Part I, “Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Financial Condition and Results of Operations - Acquisitions - MedKeeper Investment” below. The acquisition complements our Pharmatech line and enhances our presence in the U.S. market.

IV Therapy is also a key segment of the division where we manufacture and distribute directly or through third parties products such as parenteral solutions and enteral nutritional products, which are mainly sold in Spain and Portugal. We continue to be a leader in the Spanish intravenous therapy segment in intravenous solutions, with a market share of approximately 30%, according to our internal records, and in 2018 Grifols’ 0.9% Sodium Chloride was marketed in the U.S. for the first time following the FDA approval of all volume bags in 2017 and 2018. The following table describes the principal hospital products that we manufacture, distribute or install and their respective applications:

Product Description	Main Applications
Intravenous therapy:

Intravenous fluid and electrolyte solutions. Main product groups include hypotonic solutions, isotonic solutions, hypertonic solutions and plasma volume expander solutions.	Fluid and electrolyte replacement and conduit for the administration of medicines.

Irrigation solutions.	Fluids for urological irrigation.

Intravenous mixtures. Ready-to-use intravenous mixtures of potassium, antibiotics and paracetamol.	Increases safety and efficiency by rendering unnecessary the mixing of solutions at in-hospital pharmacies.

Product Description	Main Applications
Pharmatech:

Inclusive® IV Compounding Portfolio. Gri-fill® System uses sterile filtration to prepare intravenous mixtures at in-hospital pharmacies. Misterium® are modular clean room facilities we sell in the United States and IBAM. The Kiro Oncology automation system is designed specifically for the preparation of cytotoxic drugs. PharmacyKeeper is a web and mobile-based application to improve key pharmacy operational processes.	Improves safety of hospital pharmacy preparation procedures by assuring sterility, traceability, user safety and quality to ensure compliance with regulations.

Hospital Logistics. Includes products such as: packaging instruments; software programs, including our own BlisPack®; and logistic dispensing systems, including Pyxis®, StocKey® and StocKey® RFID Smart Cabinet, and Kardex®, for inventory control.	Used in the logistical organization of hospital pharmacies and warehouses, in the preparation of unit dosing and in hospital management, admissions and accounting.

Nutrition:

Dietgrif® enteral liquid diets. Oral diets with all the requirements for balanced nutrition. Different diets include standard, standard fiber, polypeptidic, hyperproteic and energetic.	For patients who are unable to eat enough to maintain a nutritious diet, administered through feeding tubes as well as orally.

Probiotics. Special complementary diets composed of live microorganisms.	Improves gastroenterology conditions that are the result of a lack of intestinal microflora.

Medical Devices:

Disposable sterile therapeutic medical products.	The products have therapeutics uses in urology, radiology, cardiology, neurology hemodynamics and anesthesia.

The production, marketing or sale of our various Hospital division products are subject to prior registration with authorities of the relevant jurisdictions. We have approximately 188 licenses for our Hospital division products registered in 42 countries throughout Europe, Latin America, Africa, Canada and the United States. Our sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use our medical devices, using our own distribution network and external distribution organizations in some Latin American markets.

While our Hospital division generates most of its revenue in Spain (54% of net revenue in 2019), we continue to promote international expansion. In 2017, the FDA approved Grifols’ 500 ml normal saline solution in polypropylene bags (0.9% sodium chloride) and in 2018 the FDA approved the 50 ml, 100 ml, 250 ml and 1,000 ml candidates. These important milestones reinforced the global expansion of the division and mark an important step forward.

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

Pharmatech: Hospital Logistics and inclusiv® IV Compounding Portfolio

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

We also manufacture and distribute a complete portfolio of tools used in connection with the preparation of specific intravenous medication, which we refer to as inclusiv® IV Compounding Portfolio. We commercialize Misterium®, a cleanroom we designed to order and install on site to customer specifications. We have expanded our Misterium® cleanroom solutions with the incorporation of airinspace®, a medically effective air and surface decontamination system. As the exclusive distributor of these products in the United States, Grifols is able to offer a broad portfolio of products for U.S. hospital pharmacies and pharmacies specialized in master formulas.

We are managing the global introduction of the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products. We expect that the Kiro Oncology robot will be one of the principal drivers of inclusiv® IV Compounding Portfolio product line growth in the near future. This system enables us to offer to hospital pharmacies worldwide what we believe to be the most complete portfolio of solutions for controlling intravenous medication preparation processes. In 2015, Kiro Grifols obtained FDA marketing approval for the Kiro Oncology system and in 2016 it was launched in the United States. In 2019 market penetration continued in Europe as well, with new consumers based in Spain, France, Sweden, Netherlands, Poland, Latvia and other Baltic countries.

With the acquisition of MedKeeper in January 2018, the inclusiv® IV Compounding Portfolio has continued to develop. MedKeeper, with a SaaS business model, adds the missing piece of a compounding portfolio that enables the division to offer a holistic and integrated technology, software and service solution to our customers. See Item 5 of this Part I, “Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Financial Condition and Results of Operations - Acquisitions - MedKeeper Investment” below.

Nutrition

We develop and distribute enteral nutrition products, including accessories such as feeding tubes and nutritional bags, for sale in the Spanish market. The main driver of the segment is the distribution of gastric probes manufactured by Halyard Health, continuing our leadership in Spain with this product line.

Medical Devices

We also sell other medical devices, such as disposable sterile therapeutic medical products for urology, radiology, hemodynamics and anesthesia. All of these products are manufactured by third parties and complement our portfolio of Hospital division products. Growth of these products in 2019 was very strong (15%), with the main driver being interventional radiology. We are increasing our strategic efforts to sell medical devices that complement our portfolio of Bioscience division products. The main driver of growth in this segment in 2018 has been Neuroradiology disposables.

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. Research and development spending moved from €240.6 million in 2018 to €276.0 million in 2019. In addition, as of December 31, 2019, we had 1,029 scientists and support staff dedicated to research and development.

We have over 100 years of successful innovation history. For example, we developed a unique fractionation design that reduces the risk of contamination, reduces maintenance costs and increases the amount of product extracted per liter of plasma. We also developed the first centrifugation unit for the automated cleaning of blood cells. In addition, we were one of the first fractionators to conduct double viral inactivation processes for Factor VIII and have designed and implemented a new process for the sterile filling of vials that reduces exposure to potential contaminants as compared to other existing processes. Further, we have developed a nanofiltration method of viral inactivation for our IVIG, Alpha-1 PI, and ATIII products. As a result of our continuing investment in research and development, we believe that we are well positioned to continue as a leader in the plasma-derived therapies industry.

Bioscience Division Initiatives

We have a number of patents and research and development projects in our Bioscience division underway, 21 of which are in the clinical development phase. The following table reflects the total number of research and development projects in our Bioscience division by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2019	2018	2017
Discovery	15	12	14
Preclinical	19	12	12
Clinical	21	28	26
Post Commercialization Studies	10	9	10
Rest of projects	19	16	18
Total Bioscience Research and Development Projects	84	77	80

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin and IVIG	Alzheimer’s	Plasma-derived	Alzheimer’s disease	Expanded Phase III (clinical trial program currently in development with FDA input)
IgM	Antibiotic-resistant infections	Plasma-derived	Bacteremia	Preclinical development
Fibrin Sealant	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Launched in the U.S. during 2019 and expected to launch in the EU in 2020

AMBAR Study. The Alzheimer Management by Albumin Replacement, or AMBAR, study was a multicenter trial that complemented two previous trials and involved combining therapeutic plasmapheresis with albumin and IVIG in different intervals and in varying doses. Since the AMBAR project was mainly based on albumin, the study also included a treatment arm with albumin alone in order for both approaches, the combination of albumin plus IVIG, and albumin alone, to be covered. Therefore, we conducted a Phase IIb/III clinical trial to demonstrate the efficacy of plasmapheresis with Albutein® and Flebogamma® DIF, for improving the cognitive status of treated patients with Alzheimer’s disease compared with non-treated patients. The study was conducted in collaboration with 41 hospitals in Spain and in the United States. 496 patients were enrolled, and the top line results presented in 2018 showed a reduction of 61% in disease progression in both primary efficacy endpoints measuring cognition and activities of daily living during a 14-month period. During 2019 clinical secondary endpoints, biomarkers and neuroimaging results have been presented and signals of a positive effect have been observed. Additionally, the AMBAR treatment has shown an excellent safety profile with 72% of the treated patients completing the entire study and with approximately 90% of the 4,709 procedures performed showing no adverse effects.

We incurred costs in the amount of €3.2 million, €5.1 million and €10.1 million in connection with this project in 2019, 2018 and 2017, respectively. We hold significant granted patents and patent applications on the production of albumin and IVIG as well as on the combination of plasma exchange with albumin replacement for the treatment of Alzheimer’s disease.

IgM. Grifols has extensive expertise in the area of infectious disease and in the development of immunoglobulin therapies. We have made significant progress in developing IgM, a new protein entity, for the treatment of bacteremia. IgM is purified from a discarded fraction from the Gamunex® process using a number of recent chromatography technologies. There is a significant medical need for new antimicrobial therapies due to the rise of antibiotic resistance, particularly for gram negative species, and IgM has shown activity against a broad range of gram negative species. Preclinical studies have shown that IgM can bind to a wide variety of bacteria and bacterial antigens and eventually mediates bacterial uptake into phagocytic cells, which kill the bacteria. Use in rodent models has shown that IgM can act synergistically with antibiotics to protect against drug resistant gram negative bacteria. Our IgM would most likely be utilized as empiric adjuvant to antimicrobial therapy in high-risk, immunocompromised patients with systemic infections (solid organ transplantation, or SOT, hematopoietic stem cell transplantation, or HSCT, burn, ICU, etc.) and potentially be continued after the switch to a defined therapy. Toxicology studies began in February and an investigational new drug application submission (an “IND Submission”) is forecast for 2021. Phase I, II and III clinical studies are also planned.

We incurred costs in the amount of €5.2 million, €5.4 million and €3.5 million in connection with this project in 2019, 2018 and 2017, respectively. We hold a significant number of granted patents related to IgM.

Fibrin Sealant. We began clinical trials into the safety and efficacy of the use of fibrin sealant as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008. In 2014, we completed a clinical trial in the European Union for the use of fibrin sealant in vascular surgery. Three additional clinical trials were performed: (i) a Phase III clinical trial in the United States for the use of fibrin sealant in solid organ surgery; (ii) a Phase III clinical trial in the United States for the use of fibrin sealant in soft-tissue surgery; and (iii) a Phase III clinical trial for the use of fibrin sealant in vascular surgery in the United States. All of the U.S. clinical trials for fibrin sealant were completed in 2015. Marketing authorization approvals were received from the FDA and EMA in November 2017. A distribution agreement was made with a third party, requiring an additional regulatory supplement. That regulatory update was made in 2018, and is currently under review. Vistaseal® was launched in the U.S. during 2019 and launch in the EU is expected in 2020.

We incurred costs in the amount of €2.7 million, €1.1 million and €2.2 million in connection with this project in 2019, 2018 and 2017, respectively. We hold significant granted patents on the fibrinogen and thrombin production processes.

Other Bioscience research and development projects undertaken during 2019 included:

●	licensure in the U.S. and clinical trial completion for a high concentration immunoglobulin for subcutaneous administration;

●	new container closure systems for Albutein®, Plasmanate® and Gamunex®-C;

●	clinical programs to evaluate new indications of Flebogamma® DIF 5% and Gamunex®-C;

●	A1PI. New vial sizes and concentrations of the liquid formulation of Prolastin®- C are expected to be licensed in 2020, providing important advancements in manufacturing efficiency as well as improved patient convenience. A new liquid formulation, intended for subcutaneous administration, is also in development;

●	clinical studies to evaluate the effects of the prolonged administration of human albumin on cardiovascular, hepatic and renal function in patients with advanced cirrhosis and ascites.

All clinical trials involve risks and uncertainties. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during or as a result of preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates. For a discussion of these unforeseen events, see Item 3 of this Part I, “Key Information — D. Risk Factors —Risks Relating to Our Business — We may not be able to commercialize products in development.” Upon the completion of each of the development stages we evaluate the results achieved as compared to the objectives pursued. Each of the key projects listed above has met our expectations with respect to results at the various development stages and we expect to move forward with the development process for each.

We believe that our current liquidity is sufficient to fund the ongoing costs of our key projects listed above through their completion as well as our other research and development initiatives.

Diagnostic Division Initiatives

Research and development in the Diagnostic division supports various business areas, including transfusion medicine, clinical diagnostics, and the recombinant protein business. The Diagnostics division focuses on the development of in vitro diagnostic reagents/assays, instrumentation, and software for donor screening, which includes infectious disease detection and blood typing tests to determine donor/recipient blood compatibility. Here, research and development focuses on opportunities to develop increased multiplex test capabilities, as well as improved automation solutions in order to increase throughput and reduce costs for customers. The division also develops products for clinical diagnostics, including hemostasis assays and analyzers, as well as a board menu of drug and anti-drug ELISA kits for biological drug monitoring. The research and development team employs a diverse technology portfolio including transcription mediated amplification, or TMA, polymerase chain reaction, or PCR, and NGS for molecular assays, and immunologic based methods using red blood cell, or RBC, agglutination, latex particles agglutination, solid phase capture, lateral flow, as well as enzymatic reactions using chromogenic substrates. The Company has also continued research and development of new recombinant proteins and antibodies as critical raw materials to support internal and external customers in various fields such as hemostasis, infections disease and immunohematology.

In 2019, the Diagnostic division obtained FDA approval for Procleix Babesia on Panther®, as well as CE mark and FDA submission for an automation ready version of Panther® (Panther ART) to unable a complete lab automation solution for mid to high volume customers. Significant progress was made on the development of the Ultrioplex E multiplex assay. The Division also obtained FDA approvals for the Erytra Eflexis® analyzer to automate transfusion test based on gel cards and new red blood cell identification kits for same technology, as well as FDA approval for the QNext hemostasis analyzer with PT reagent kit and the use of buccal swabs for genetic diagnosis of A1AT deficiency. In Europe, two new products for biological drug monitoring received the CE mark.

Additionally, the Diagnostic division is developing medical devices for the extraction and storage of blood components. In 2019, we received the marketing authorization approval from Spain CE Mark Notified Body for Leucored Platelet kit, new design for PAS III M Solution and improvements in the blood bags that make them more competitive in the market. The principal products under development were phthalate (DEHP)-free blood bags, Leucored WB bags with a new Leucoreduction filter and Leucored RC bags.

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

The principal projects currently under development in the IV Solutions subdivision are a flexible plastic container closure system for biological products, 0.9% Sodium Chloride in Fleboflex Luer needle-free container for the U.S., an anticoagulant solution, a nonsteroidal anti-inflammatory solution (NSAID) and two new presentations (2.5/5 and 15/20 ml) of sterile water for injection (SWFI) in vials. In addition to other applications, the Fleboflex Luer containers will also be used in the new Kiro Fill® system. During 2019, we received FDA marketing authorization approval for the Anticoagulant Sodium Citrate 4% w/v Solution, or USP, and Spanish Agency of Medicines and Medical Products, or AEMPS, marketing authorization approval for the Salina Fisiologica Grifols Fleboflex Luer for Spain at the Parets del Valles facility. In the fluid therapy market, work continues on the study of the stability of various ready-to-use mixtures in polypropylene packaging, in order to increase the range of mixtures available for hospital use.

This subdivision also works on several cross-divisional initiatives. As part of the AMBAR study, the Hospital division is collaborating on the development of special devices and containers specifically designed for the procedures and protocols of the study. There is collaboration with the Diagnostic division on the manufacturing of the cuvette of Q-Coagulometer. The partnership with the Bioscience division includes the development of a plastic holder for syringes of Fibrin Sealant, among others. Within the Contract Manufacturing product group, devoted to offering development and manufacturing services for third parties, mainly in the U.S., the

Hospital division has completed projects including a set for inactivation of red blood cells and milrinone IV ready-to-use flexible bags, which have been submitted to the regulatory authorities for approval.

While certain products were gaining FDA approval, commercial manufacturing commenced for products such as Zelodronic, Tirofiban IV and Ibuprofen IV, all in ready-to-use flexible bags. Further projects are in the first phase of development, such as updated ready-to-use flexible bags for Fluconazol IV and Tirofiban IV.

Finally, the Pharmatech subdivision is devoted to the development of a comprehensive IV compounding portfolio of integrated technology solutions with devices, software, and services. The portfolio includes Grifols traditional products like the Gri-fill® system along with more recent technologies such as the PharmacyKeeper suite of software solutions, KIRO Oncology automated IV compounding system for oncology preparations and the KIRO Fill® system for automated filling of syringes. A new version of the Gri-fill® system is also being developed.

This subdivision has an active research and development program which includes the development of new software and state-of-the-art technology, such as cloud-based systems, mobile apps and Radio-Frequency Identification, or RFID, to improve interoperability, efficiency and overall workflow and productivity in the operational pharmacy. Other fields of development include the traceability and inventory management of high cost implants and other medical devices.

Other Initiatives

In addition, we are increasing our research and development activities in new fields. We conduct these activities through the creation of joint ventures participated in by Grifols Innovation and New Technologies Ltd (GIANT), established in 2016, through agreements to use patents owned by third parties and through selective acquisitions.

Our acquisitions of Araclón and VCN Biosciences in 2012 expanded our research and development capabilities in fields outside of our traditional business segments. Araclón is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease. Araclón is working on the validation of an early diagnostic kit and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage. The vaccine has passed the animal experimentation stage and a Phase I clinical trial in humans has been completed. In 2017 Araclón obtained approval by the Spanish Drug Regulatory Agency (Agencia Española del Medicamento y Productos Sanitarios) of a Phase II trial of the AB40 vaccine in Alzheimer disease patients and started recruitment, which was completed in 2019. VCN Biosciences is investigating and developing new therapeutic approaches based on oncolytic adenoviruses to treat tumors for which there is currently no effective treatment. Its most advanced project focuses of the treatment of pancreatic cancer. The Spanish Agency for Medicine and Health Products (Agencia Española del Medicamento y Productos Sanitarios) approved two Phase I clinical trials for this project and VCN Biosciences began recruiting patients for the Phase I trials in the first quarter of 2014. In 2017 VCN obtained approval by the Spanish Drug Regulatory Agency of another Phase I/II trial of VCN-01 in pediatric patients with Retinoblastoma. Additionally, VCN Biosciences is engaged in a Phase I/II trial involving patients diagnosed with refractory head and neck cancer combining VCN-01 with AstraZeneca’s Durvalumab.

In 2015 we initiated a partnership with Alkahest, acquiring 47.58% of the equity of the company, to develop plasma-based products for the treatment of cognitive decline in aging and other central nervous system (CNS) disorders, including Alzheimer’s disease. In 2017 Alkahest obtained approval by the FDA of a Phase I/II clinical trial of a plasma fraction (GRF-6019) in Alzheimer’s disease patients and the trial began in 2018. The trial was completed in 2019 and preliminary results were presented by the end of the year. Also, a second trial of GRF-6019 was initiated in a population of severe Alzheimer’s disease patients that will be terminated in April 2020. At the pre-clinical level, new potential clinical indications are being tested with plasma fractions.

In 2016, we acquired 30% of the equity of AlbaJuna Therapeutics, a spin-off company from the IrsiCaixa AIDS Research Institute, promoted jointly by “la Caixa” Foundation and the Department of Health of the Government of Catalonia, and established to promote the pre-clinical and clinical development of monoclonal antibodies that neutralize the effect of HIV in the body while increasing the activity of the natural killer cells that have the task of destroying infected cells. At the end of 2019, two candidates for the trial treatment were preselected based on their biochemical and pharmacological characteristics in order to start preclinical experiments in non-human primates in order to evaluate their activity.

In 2017, we acquired a 43.96% equity stake in GigaGen Inc., a pre-clinical biotherapeutics company based in San Francisco (California) specialized in the research activities to develop recombinant plyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases. In 2018, Gigagen Inc. started to work in the development of Hyperimmune immunoglobulin which continued during 2019, with a focus on collecting the human samples needed to build DNA libraries.

In 2018, GIANT signed a collaboration agreement with IrsiCaixa AIDS Research Institute for five years to join forces to promote biomedical research on HIV and associated diseases.

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

The cost of plasma, the key raw material used in the production of plasma-derived products, remained stable as compared to 2018. We continue to monitor the efficiency of our plasma collection platform and have concentrated all of our plasma testing into our two laboratories in Austin, Texas.

In June 2018, we completed the acquisition of Haema AG, a German based pharmaceutical company that owns 35 collection centers throughout Germany, for a purchase price of €220 million on a debt free basis. In August 2018, we completed the acquisition of Biotest US Corporation, a U.S. based pharmaceutical company that owns 24 plasma collection centers, for a purchase price of $286 million. In December 2018, we sold our 100% stake in Haema AG and Biotest US Corporation to Scranton Enterprises B.V., one of our major shareholders and a related party, for a total of $538 million. We will have the ability to repurchase the shares sold to Scranton Enterprises B.V. at any time. Our plasma supply agreement among Grifols, Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema AG, or the Plasma Supply Agreement, was effectively extended on January 1, 2019 for a 30-year period, and we continue to operate the companies’ plasma centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects - A. Operating Results - Factors Affecting Our Financial Condition and Results of Operations - Acquisitions - Acquisition and Sale of Haema AG and Biotest Corporation” below. We believe our Plasma Supply Agreement will play a key role in fulfilling our plasma requirements through 2019 and beyond, along with plasma collected through our plasma collection centers and plasma purchased from third-party suppliers pursuant to various plasma purchase agreements.

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

During 2019, we distributed the majority of our products through our own distribution network. In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors. We have a direct presence in 30 countries and we carefully select distributors in the countries were we do not have a direct presence. We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers and other customers throughout the world.

Our sales, marketing and distribution network included 1,503 employees as of December 31, 2019, which included 1,308 sales and distribution personnel and 195 marketing employees.

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

As of December 31, 2019, we owned 3,179 patents and patent applications in various countries throughout the world, of which 631 are in the final application process. In some countries, these patents grant a 20-year protection period. 1,210 of these patents are set to expire in the next ten years. As of December 31, 2019, we also owned 3,381 trademarks in various countries throughout the world, of which 256 are in the final application process. In addition, we co-own certain patents and patent applications with third parties, including patent rights co-owned with Novartis following the Novartis Acquisition.

We maintain a department with personnel in Spain and Ireland to handle the patent and trademark approval and maintenance process and to monitor possible infringements.

Plasma Derivative Products

As of December 31, 2019, we owned 2,132 patents and patent applications related to plasma derivatives, including 1,108 in Europe, 154 in the United States and Canada and 870 in the rest of the world. The most important of these patents relate to:

●	a concentrated subcutaneous Alpha-1 antitrypsin;

●	Transferrin for the treatment of Hipoxia inducible factor related conditions;

●	the process for removing viruses in Fibrinogen solutions;

●	a concentrated subcutaneous Immunoglobulin G injection; and

●	concentrated Immunoglobulin M preparations for the treatment of bacterial infections.

Hospital and Diagnostic Products

As of December 31, 2019, we owned 1,046 patents and patent applications related to our Hospital and Diagnostic products in Europe (626), the United States and Canada (103) and in the rest of the world (317). The most important of these patents relate to the:

●	Gri-fill® System, a process for the sterile filling of flexible material bags;

●	BlisPack®, a blister handling machine;

●	Erytra Eflexys®, a mid-sized instrument to perform pre-transfusion compatibility tests using DG Gel® technology;

●	innovative containers for human plasma proteins;

●	novel HIV antigens for blood screening;

●	novel GpIbα for homeostasis;

●	soluble recombinant form of CD38 receptor; and

●	screening assays for bloodborne parasites.

As of December 31, 2019, we owned one patent related to other areas of the business, in Europe.

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

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities. We have 949 hemoderivative product licenses registered in 85 countries, which include the licenses we hold from the FDA for the sale in the United States of IVIG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC. The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have over 3,040 diagnostic product licenses registered in a total of 73 countries in Europe, the United States, Canada, Latin America, Africa and Asia. With respect to our various Hospital division products, we have close to 188 licenses for our Hospital division products registered in 42 countries throughout the European Union, Latin America and the United States.

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

Insurance Coverage

General and Product Liability

We have a program of insurance policies designed to protect us and our subsidiaries from product liability claims. Effective May 1, 2019, we have product liability insurance coverage for up to $220 million per claim and in annual aggregate for products manufactured in all of our facilities and for third-party products we sell. This policy expires on April 30, 2020. We have elected to self-insure the first $38.5 million per claim and in annual aggregate of our product liability policy through the purchase by one of our subsidiaries of such portion of the insurance policy. See “— Self-insurance” below.

Our master liability program also protects us and our subsidiaries from certain environmental liabilities arising in those countries in which our subsidiary companies have operations. This risk is covered up to a maximum of $220 million per claim and in annual aggregate.

Biomat USA, Talecris Plasma Resources and Interstate Blood Bank Inc. maintain a separate liability insurance policy. The policy covers their professional liability for plasmapheresis business activities and expires on April 30, 2020. The maximum amount of coverage for liability claims under the policy is $15 million per claim and in the annual aggregate. In addition, we have general liability coverage for up to $220 million per claim and in the annual aggregate for Biomat USA, Talecris Plasma Resources and Interstate Blood Bank Inc.

Property Damage and Business Interruption

Our property damage and business interruption insurance program covers us and our subsidiaries (including our United States subsidiaries). This insurance program, which expires on April 30, 2020, covers damages suffered by plants and buildings, equipment and machinery. Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1.5 billion per occurrence. It also covers material damages produced by flooding, for up to $110 million per claim and in the annual aggregate.

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

We also have a transit and inventory insurance program, which covers damages to raw materials, supplies, semi-finished products and finished products for up to $25 million per claim for transit and $555 million for inventory in annual aggregate.

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance DAC, one of our wholly owned subsidiaries. We self-insure the first $38.5 million per claim per year of our product liability policy, the first $230,000 per loss for property damage and the first ten days of lost profits, the first $27,000 per claim for transit losses, the first $200,000 per claim for inventory losses and $15 million for damages caused by an earthquake in California. These amounts are in excess of the deductibles for each of the policies that make up our insurance programs.

C.	Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2019, of 60 companies. Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated. In addition, there were 15 companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.	Property, Plant and Equipment

Our headquarters is located in Barcelona, Spain. As of December 31, 2019, we owned or leased facilities in six countries. We currently own or lease manufacturing facilities in 10 sites in nine different locations, three of which have plasma fractionation capabilities. The table below shows the geographic location and business purpose of our principal properties as of December 31, 2019.

Location	Facility	Own/Lease (2)	Business Purpose
Parets del Vallès, Spain	Industrial Facility One Parets	66% owned; 34% of the property is leased from a third party	Plasma fractionation Manufacture of plasma derivatives & division support activities

	Industrial Facility Two Parets	80% owned; 20% of the property is leased from a third party	Manufacture of Diagnostic and Hospital products

	Industrial Facility Three Parets	68% owned; 32% of the property is leased from a third party	Plasma storage & other operating activities

Los Angeles, California, USA	Industrial Facility USA	92% owned; 8% of the property is leased from a third party	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Clayton, North Carolina, USA	Clayton Facility	Own	Plasma fractionation Manufacture of plasma derivatives

Durham, North Carolina, USA	Research Triangle Park	25% owned, 75% of the property is leased from a third party	Research and Development Labs and Offices

Location	Facility	Own/Lease (2)	Business Purpose
Emeryville, California, USA	Emeryville Facility	89% owned; 11% of the property is leased from a third party	Manufacture of Diagnostic products

City of Industry, California, USA	City of Industry USA	Lease	Plasma storage

Murcia, Spain	Industrial Facility Murcia	82% owned; 18% of the property is leased from a third party	Manufacture of Hospital products

Fribourg, Switzerland	Industrial Facility Switzerland	Lease	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	Own	Manufacture of Diagnostic products

Austin, Texas, USA	Plasma Testing Lab	Lease	Plasma testing

San Marcos, Texas, USA	Plasma Testing Lab	Own	Plasma testing

San Diego, California	San Diego Facility	76% owned; 24% of the property is leased from a third party	Manufacture of components of the TMA amplified NAT kits

Dublin, Ireland	Global Operations Center	Own(1)	Operating activities related to the Bioscience division

Sant Cugat del Vallès, Spain	Headquarters	Lease	Headquarters

Campo Largo, Curitiba, Brazil	Industrial Facility Brazil	Own	Manufacture of Diagnostic products

(1)	We hold a 999 year leasehold interest in the property.
(2)	Lease percentage based on property size.

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities. All of our fractionation facilities have FDA and EMA certification. The Spanish and American facilities currently have an aggregate fractionation capacity of approximately 15.2 million liters of plasma per year, and this capacity is sufficient to cover our current production needs.

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

As a result of the Talecris acquisition, we acquired the Clayton facility. Since the acquisition, the Clayton facility has benefited from significant capital investment, including compliance enhancements, general site infrastructure upgrades, capacity expansions and new facilities, such as its chromatographic purification facilities and its high capacity sterile filling facility. The Clayton facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture. We completed construction and received FDA approval of the new Clayton fractionation plant in 2014, which expanded our fractionation capacity at Clayton by approximately 6.0 million liters per year, taking its fractionation capacity to 7.9 million liters per year as of 2019. In 2015 and 2016, we operated our two Clayton fractionation facilities while transitioning all fractionation to the newly constructed one. The transition of all significant production was successfully completed during 2016. We are currently working on a new fractionation plant in Clayton with 6.0 million liter capacity per year. We expect it will be in operation in 2021.

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

The steps for obtaining FDA approval of a BLA to market a biological product in the United States include:

●	completion of preclinical laboratory tests, animal studies and formulation studies under the FDA’s good laboratory practices regulations;

●	submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin and which must include approval by an independent IRB at each clinical site before the trials may be initiated;

●	performance of adequate and well controlled clinical trials in accordance with “Good Clinical Practice,” as set forth by the FDA, to establish the safety and efficacy of the product for each indication;

●	submission to the FDA of a BLA, which contains detailed information about the chemistry, manufacturing and controls for the product, reports of the outcomes and full data sets of the clinical trials and proposed labeling and packaging for the product;

●	satisfactory review of the contents of the BLA by the FDA, including the satisfactory resolution of any questions raised during the review;

●	satisfactory completion of an FDA Advisory Committee review, if applicable;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to ensure the product’s identity, strength, quality and purity; and

●	FDA approval of the BLA, including agreement on post-marketing commitments, if applicable.

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

Phase II trials usually involve controlled trials in a larger but limited patient population (e.g., a few hundred) to:

●	evaluate dosage tolerance and appropriate dosage;

●	identify possible adverse effects and safety risks; and

●	provide a preliminary evaluation of the efficacy of the drug for specific indications.

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

The Community authorization procedure is compulsory for:

●	medicines derived from biotechnology processes, such as genetic engineering;

●	advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines;

●	medicinal products for human use containing a new active substance that did not receive Community marketing authorization when the Community authorization procedure was first implemented, for which the therapeutic indication is the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions or viral diseases; and

●	officially designated orphan medicines (medicines for rare diseases).

The Community authorization procedure is optional for products:

●	containing new active substances for indications other than the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions or viral diseases;

●	representing significant therapeutic, scientific or technical innovations; or

●	for which the granting of a Community marketing authorization would be in the interests of European Union public health.

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

●	Decentralized procedure. Using the decentralized procedure, companies may apply for simultaneous authorization in more than one European Union country of medicines that have not yet been authorized in any European Union country and that do not fall within the mandatory scope of the centralized procedure.

●	Mutual-recognition procedure. In the mutual-recognition procedure, a medicine is first authorized in one European Union member state, in accordance with the national procedures of that country. Following such authorization, further marketing authorizations can be sought from other European Union member states in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

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

Orphan Drug Designation

Applications for designation of orphan medicines are reviewed by the EMA through the Committee for Orphan Medicinal Products. The criteria for orphan designation are:

●	the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union at the time of submission of the designation application (prevalence criterion); or

●	the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition, and without incentives it is unlikely that the revenue after marketing of the medicinal product would cover the investment in its development; and

●	either no satisfactory method of diagnosis, prevention or treatment of the condition concerned is authorized, or, if such method exists, the medicinal product will be of significant benefit to those affected by the condition.

Companies with an orphan designation for a medicinal product benefit from incentives such as:

●	protocol assistance (scientific advice for orphan medicines during the product-development phase);

●	direct access to centralized marketing authorization and 10-year marketing exclusivity;

●	financial incentives (fee reductions or exemptions); and

●	national incentives detailed in an inventory made available by the European Commission.

Since December 2011, orphan medicinal products are eligible for the following level of fee reductions:

●	full (100%) reduction for small- and medium-sized enterprises, or SMEs, for protocol assistance and follow-up, full reduction for non-SME sponsors for pediatric-related assistance and 75% reduction for non-SME sponsors for non-pediatric assistance;

●	To determine which companies are eligible for SME incentives, the EMA applies the definition of micro-, small- and medium-sized enterprises provided in the Commission of the European Communities’ Commission Recommendation 2003/361/EC. To qualify for assistance, companies must be established in the European Economic Area, employ less than 250 employees and have an annual turnover of not more than €50 million or an annual balance sheet total of not more than €43 million;

●	full reduction for pre-authorization inspections and 90% reduction for post-authorization inspections for small- and medium-sized enterprises;

●	full reduction for SMEs for new applications for Community marketing authorization and 10% reduction for non-SME sponsors; and

●	full reduction for post-authorization activities including annual fees only to small and medium sized enterprises in the first year after granting a marketing authorization.

We have EMA Orphan Drug Designations for the following 2 products:

●	Alpha-1 proteinase inhibitor (for inhalation use) for the treatment of cystic fibrosis; and

●	Alpha-1 proteinase inhibitor (for inhalation use) for the treatment of congenital alpha-1 antitrypsin deficiency.

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

The Healthcare Reform Law imposed a fee on manufacturers and importers of branded prescription drugs and biologics based on their sales to United States government health programs. An aggregate annual fee of $3.0 billion was imposed on all covered entities for 2014 through 2016. The aggregate fee is allocated among applicable manufacturers and importers, including us, based on their relative sales to government health programs. The aggregate fee increased up to $4.0 billion for 2017, $4.1 billion for 2018, and was reduced to $2.8 billion for 2019 and thereafter. Beginning in 2013, the Healthcare Reform Law also imposed a new excise tax on many medical devices equal to 2.3% of the sales price, and excludes devices generally purchased by the general public at retail for individual use. However, with respect to the medical device excise tax, a two-year moratorium was imposed under the Consolidated Appropriations Act, 2016, suspending the imposition of the tax on device sales during the period beginning January 1, 2016 and ending December 31, 2017. On January 22, 2018, an additional two-year moratorium was imposed under Public Law No. 115-120, suspending the imposition of the tax on device sales during the period beginning January 1, 2018 and ending on December 31, 2019. Diagnostic division equipment that we manufacture or import into the United States may be subject to these taxes. In addition, the Prescription Drug User Fee Act, or PDUFA, first enacted in 1992, sets forth user fees that pharmaceutical and biological companies pay to the FDA for: certain applications for approvals of drugs and biologicals; the establishments where the products are made; and the products themselves. The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures. PDUFA is subject to reauthorization by Congress every five years, and in December 2016, after a lengthy process involving significant industry and other stakeholder input, the FDA submitted its final recommendations to Congress for the sixth PDUFA reauthorization, which was signed into law in August 2017, and which covers fiscal years 2018 through 2022.

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

The following is a review of our financial condition and results of operations as of December 31, 2019 and 2018, and for the three years ended December 31, 2019, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F. Certain discussions of results of operations for the comparisons between the years ended December 31, 2018 and 2017 are not included in this annual report. Refer to "Operating and Financial Review and Prospects" in Part I, Item 5 of our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 5, 2019, for such discussions.

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

We have prepared our audited consolidated financial statements as of December 31, 2019 and 2018, and for the three years ended December 31, 2019 in accordance with IFRS, as issued by the IASB. The financial information and related discussion and analysis contained in this item are presented in euros except as otherwise specified. Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2019 and 2018, and for the three years ended December 31, 2019.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.	Operating Results.

Subsequent Events

Consequences due to COVID-19

As of the date of the financial statements preparation, the Company´s activity has not been materially impacted and it is not expected to be significantly affected by the impacts of COVID-19.

Because our products and industry are considered by most governments to be strategically necessary, we believe that our operations are unlikely to be suspended. Our plasma collection and manufacturing facilities are located at various sites which we believe mitigates the risk of any business disruption. In addition, the Company maintains inventory levels to support operations for more than six months of strong demand, which we believe lowers the risk of potential supply chain interruption.

However, the full extent, consequences, and duration of the COVID-19 pandemic and the resulting operational and financial impact on the Company cannot be predicted at the time of publication of this Annual Report. The Company will continue to evaluate the impact that COVID-19 could have on the financial position, and the results of operations and cash flows during fiscal year 2020.

Regarding the Shanghai RAAS transaction, although the legal transfer to Shanghai RAAS of the rights of GDS shares was recorded as of December 31, 2019, due to the COVID-19 outbreak in China the closing of the transaction was delayed until March 30, 2020.

Acquisition of ownership interest in Shanghai RAAS

In November 2018, the Company reported that it had begun negotiations with Shanghai RAAS, which is listed on the Shenzhen Stock Exchange (People’s Republic of China), in order to make an investment. On March 30, 2020, the Company and Shanghai RAAS closed an agreement for asset purchase by share issue, under which:

●	The Company acquired 26.2% of voting and economic rights in Shanghai RAAS. The Company contributed 45% of the economic rights and 40% of the voting rights in its subsidiary GDS, which is wholly owned by the Company. Therefore, the Company will continue to hold 55% economic rights and 60% voting rights in GDS;

●	The main shareholders in Shanghai RAAS will be the Company (26.2%), followed by Creat Group Co. Ltd. (26.18%) and RAAS China Limited (22.78%). Other minority and institutional investors will hold the remaining shares;

●	Based on the current shareholder structure of Shanghai RAAS, the Company will have three members on the board of directors of Shanghai RAAS out of a total of nine. The Company will also maintain a right of veto for certain decisions, such a share issuance, divestment of major assets, mergers, and bylaw amendments, among others, as well as subscription rights in possible capital increases. Two members of Shanghai RAAS will serve on the board of GDS, which is comprised of a total of five members;

●	Under the terms of the transaction, the Company and Shanghai RAAS have signed an Exclusive Strategic Alliance Agreement that establishes international quality and manufacturing standards. To this end, the Company will appoint an expert to assess and verify compliance of these standards;

●	The Company will receive royalties from Shanghai RAAS in exchange for technological support and the sharing of expertise in the fields of bioscience and diagnostics for use in China. The Company will also provide engineering services on a fee basis. Under the agreement, Shanghai RAAS commits to using GDS’ NAT donor-screening technology in its plasma collection operations.

No external financing was required to fund the transaction. As of December 31, 2019, the Company had transferred the rights to 90 shares of its subsidiary GDS in exchange for a contractual right to the equivalent of 1.77 billion Shanghai RAAS shares, because at this date no shares of Shanghai RAAS had been received. Consequently, on December 31, 2019, Shanghai RAAS was a minority shareholder owner of 45% of GDS. Such contractual rights fulfill the definition of a financial asset under IFRS 9 – Financial Instruments, and have been classified as a financial asset at fair value with changes in results for not complying with the principal and interest payment criteria.

On March 30, 2020, the transaction closed. As a result of the transaction, the Company acquired an equity method investment in Shanghai RAAS with the fair market value of €1.77 billion, with a gain of €57 million recognized from the difference in the fair value of the financial instrument recorded as of December 31, 2019.

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

We have 295 operating plasma collection centers located across the United States and Germany. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. (merged with Biomat USA in 2015) in 2006; eight plasma collection centers from a subsidiary of Baxter (now Takeda) in 2006; four plasma collection centers from Bio Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers. In 2016, we purchased equity interests in the Interstate Blood Bank Group (a 49.19% equity interest in Interstate Blood Bank, Inc., a 48.97% equity interest in Bio-Blood Components, Inc. and a 48.90% equity interest in Plasma Biological Services, LLC, collectively referred to herein as the “IBBI Group”), at the time one of the main private and independent plasma suppliers in the United States. In February 2017, we purchased six collection centers from Kedplasma LLC. On April 10, 2019, we exercised our option to purchase the remaining 51% equity interest of the IBBI Group, which has 35 FDA-approved centers (26 plasma centers and nine blood donation centers), as well as an analytical laboratory.

In 2019, our plasma collection centers obtained approximately 13.5 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties). We believe that our plasma requirements through 2020 will be met through: (i) plasma collected through our plasma collection centers, (ii) plasma collected through our Plasma Supply Agreement and (iii) plasma purchased from third-party suppliers pursuant to various plasma purchase agreements.

Acquisitions

The Shanghai RAAS Acquisition

On March 7, 2019, we entered into an Agreement for Assets Purchase by Share Issue, or the Shanghai RAAS Agreement, with Shanghai RAAS Blood Products Co Ltd., or Shanghai RAAS.  Shanghai RAAS is a leader in China’s plasma derivatives sector and is listed on the Shenzhen Stock Exchange.  Pursuant to the Shanghai RAAS Agreement, we acquired 26.2% of the voting and economic rights(1) in Shanghai RAAS in exchange for the contribution of 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, Grifols Diagnostic Solutions Inc.

As part of the acquisition, we also entered into an Exclusive Strategic Alliance Agreement pursuant to which Shanghai RAAS became the exclusive distributor of our bioscience and diagnostic products in China. In exchange for royalties, we provide technological and know-how support in the bioscience and diagnostic fields to Shanghai RAAS.

On September 30, 2019, we obtained the authorization of CFIUS to complete the transaction and on November 13, 2019, Shanghai RAAS obtained the authorization from the CSRC to complete the transaction.

As of December 31, 2019, we had transferred the rights to 90 shares of our subsidiary GDS in exchange for a contractual right to the equivalent to 1.77 billion Shanghai RAAS shares, because at this date no shares of Shanghai RAAS had been received. Consequently, on December 31, 2019, Shanghai RAAS was a minority shareholder owner of 45% of GDS. Such contractual rights fulfill the definition of a financial asset under IFRS 9 – Financial Instruments, and have been classified as a financial asset at fair value with changes in results for not complying with the principal and interest payment criteria. We have recorded the aforementioned contractual right for the fair value of the shares of GDS transferred and subsequently measured said right based on its fair value with changes in results.

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

Investment in the Interstate Blood Bank Group

On April 11, 2016, Grifols Worldwide Operations Limited acquired a 49.19% equity interest in Interstate Blood Bank, Inc., a 48.97% equity interest in Bio-Blood Components, Inc., and a 48.90% equity interest in Plasma Biological Services, LLC, collectively referred to herein as the “IBBI Group”, for $100 million. We were also granted the option, exercisable in 2019, to purchase the remaining 51% of the voting rights of the IBBI Group for $100 million, and we paid an additional $10 million for this option. The transactions with the IBBI Group closed on May 11, 2016. In April 2019, we exercised our option to purchase the remaining 51% equity interest of the IBBI Group. IBBI Group’s principal business is the collection of plasma for the plasma fractionation industry.

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

Between 2016 and 2019 we executed the call options granted to us by certain shareholders of Progenika. As a result, Grifols has increased its stake in Progenika to 100% of the share capital as of December 31, 2019.

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

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2019, as compared to the year ended December 31, 2018:

	Year Ended December 31,		Change
	2019	2018	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	5,098,691	4,486,724	611,967	13.6%
Cost of sales	(2,757,459)	(2,437,164)	(320,295)	13.1%
Gross profit	2,341,232	2,049,560	291,672	14.2%
Research and development	(276,018)	(240,661)	(35,357)	14.7%
Selling, general and administration expenses	(942,821)	(814,775)	(128,046)	15.7%
Operating expenses	(1,218,839)	(1,055,436)	(163,403)	15.5%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	8,972	—	—	—
Operating result	1,131,365	994,124	137,241	13.8%
Finance income	114,197	13,995	100,202	716.0%
Finance costs	(342,965)	(293,273)	(49,692)	16.9%
Change in fair value of financial instruments	1,326	—	1,326	—
Impairment and gains/(losses) on disposal of financial instruments	(37,666)	30,280	(67,946)	(224.4)%
Exchange differences	(9,616)	(8,246)	(1,370)	16.6%
Finance result	(274,724)	(257,244)	(17,480)	6.8%
Share of (losses) of equity accounted investees	(39,538)	(11,038)	(28,500)	258.2%
Profit before income tax	817,103	725,842	91,261	12.6%
Income tax expense	(168,459)	(131,436)	(37,023)	28.2%
Profit after income tax from continuing operations	648,644	594,406	54,238	9.1%
Consolidated profit for the year	648,644	594,406	54,238	9.1%

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue. See Note 24 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue increased by €612.0 million from €4.5 billion in 2018 to €5.1 billion in 2019. This 13.6% (9.2% at constant currency) net revenue increase is the result of the sustainable growth strategy. Over the last year, the Company’s strategic investments to increase its access to plasma, as well as efforts to boost its sales activities and operations, all contributed to the group’s solid performance.

The following table reflects a summary of net revenue by each of our divisions for 2019, as compared to 2018:

Summary of Net Revenue by Division	Year ended December 31, 2019	% of total net revenue	Year ended December 31, 2018	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	3,993,462	78.3%	3,516,704	78.4%	13.6%	8.9%
Diagnostic	733,604	14.4%	702,265	15.6%	4.5%	1.1%
Hospital	134,441	2.6%	119,454	2.7%	12.5%	12.1%
Bio Supplies	266,540	5.2%	167,004	3.7%	59.6%	54.1%
Others	22,820	0.5%	22,451	0.5%	1.6%	(2.8)%
Intersegments	(52,176)	(1.0)%	(41,154)	(0.9)%	26.8%	22.6%
Total	5,098,691	100.0%	4,486,724	100.0%	13.6%	9.2%

(1)       Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information.”

Bioscience. Net revenue for the Bioscience division increased by 13.6% (8.9% at constant currency) from €3.5 billion in 2018 to €4.0 billion in 2019. This increase was primarily due to sales of immunoglobulins (including specialty immunoglobulins), and was especially strong, growing by double digits, particularly in the United States. Also noteworthy was the recovery of albumin sales in China following the renewal of certain licenses and the upward trend in alpha-1 antitrypsin sales.

Revenue growth stemmed from strategic investments and efforts in recent years to increase the Company’s access to plasma and successfully meet the rising demand of the main plasma proteins. Demand for immunoglobulin remains strong in all regions, especially in the U.S. and main EU markets. These markets, in addition to using immunoglobulins to treat primary immunodeficiencies, also utilize them to treat secondary immunodeficiencies and neurological diseases like chronic inflammatory demyelinating polyneuropathy (CIPD). Sales of this plasma protein recorded double-digit growth in 2019.

The Company remains committed to continuously developing new formulations and indications of its therapies to meet the growing needs of patients worldwide. In July 2019, Grifols received FDA approval for Xembify®, a 20% subcutaneous immunoglobulin that broadens its portfolio of products to treat primary immunodeficiencies. The Company launched Xembify® in the U.S. in the fourth quarter of 2019 and is currently working with global health authorities to obtain approval in Canada, Europe and other global markets.

Albumin sales recovered throughout the year, particularly in the second half of 2019. Its double-digit growth was the result of strong demand in China, the U.S. and various EU countries. The Chinese market currently leads sales for the plasma protein and continues to hold great growth potential.

Alpha-1 antitrypsin revenues continue to grow. Market breakthrough of this plasma protein grew in the U.S. and the main EU markets thanks to effective sales strategies and an upsurge in the number of diagnosed patients. Grifols continues its efforts to boost the rate of diagnosis of alpha-1 antitrypsin deficiency by developing innovative solutions like AlphaKitTM (blood test) and AlphaIDTM (buccal swab).

The sales trend of Factor VIII moderated its decline in the last quarter of 2019. In the current market FVIII/VWF concentrates still play a key role in preventing and treating bleeds, and in the prevention and eradication of inhibitors. The Company’s commitment to ensure product availability for all patients and the efforts to position Factor VIII products in the new competitive landscape led to a stabilization in our sales volume.

Grifols continues to promote its specialty proteins to enhance its differential product portfolio. Strong sales of specialty hyperimmunoglobulin, most notably the new formulation of its anti-rabies immunoglobulin (HyperRAB®), contributed to the division’s revenue growth.

VISTASEALTM is a fibrin sealant developed by Grifols to control surgical bleeding and distributed by Ethicon as part of a strategic global alliance. VISTASEALTM reflects Grifols’ ongoing strategic efforts to expand its product portfolio of plasma proteins.

VISTASEALTM combines fibrinogen and thrombin and is administered with Ethicon’s airless spray device technology. The biological components of VISTASEALTM are manufactured in Grifols’ industrial complex in Barcelona (Spain) in a designated plant with a production capacity of 30,000 kits, as well as the capacity to expand to 3 million equivalent liters of plasma.

Diagnostic. Diagnostic division net revenue increased by 4.5% (increased by 1.1% at constant currency) from €702.3 million in 2018 to €733.6 million in 2019. This increase was primarily due to the higher sales recorded by the transfusion medicine line, with NAT donor-screening solutions and recombinant proteins leading growth.

Grifols is the worldwide leader in transfusion diagnostics, the division’s main engine for growth in 2019. This business area includes NAT donor screening diagnostics (Procleix® NAT Solutions), blood typing solutions and the manufacture of recombinant antigens for immunoassays.

Sales of NAT donor screening solutions remained stable due to an increase in plasma donations and greater market breakthrough in EMEA and Japan. Over the last 12 months, the division continued to consolidate its global-expansion strategy, opening up new markets for its NAT-technology solutions in Malta, Hungary, Slovakia, Bulgaria, Peru, Panama and Ecuador.

The Company also broadened its product portfolio by incorporating new FDA-approved reagents to detect babesiosis. After obtaining the CE mark, the division will launch its innovative Procleix® Panther® with ART, designed to improve workflow efficiencies in laboratories.

Sales of the blood-typing line grew by double digits. The product portfolio includes analyzers (Wadiana®, Erytra® and Erytra Eflexys®), gel cards (DG-Gel®) and reagents. Sales were especially strong in China, a market with significant growth potential; the U.S., the line’s main market thanks to a solid sales strategy and successful strategic investments; Latin America, and specific markets in Asia and Europe.

Grifols also reinforced its presence in Africa with the installation of the first Erytra Eflexis® in the largest hospital in Tunisia.

Grifols continues its efforts to consolidate its line of recombinant proteins for immunoassays. The agreement with PCL will further consolidate this business line.

Sales of blood-extraction bags grew significantly, a segment that will expand following the start-up of operations in the new Brazil plant. The new plant in Campo Largo (Brazil) dedicated to the manufacturing of blood-collection bags has an annual production capacity of 2 million units, scalable to 4 million units. The plant’s production output will initially serve the Brazilian market, although Grifols plans on reinforcing its presence in other Latin American markets over the next two years as it obtains the necessary regulatory approvals.

Revenues of specialty diagnostics remain stable, with sales expected to grow with the gradual expansion of the clinical diagnostics portfolio. As such, it is important to highlight the FDA approvals of QNext®, a coagulometer developed in-house, and DG-PT (thromboplastin), one of the main reagents to promote hemostasis. With this latter approval, Grifols became the first company in more than 15 years to earn authorization in the U.S. market to sell instruments and reagents for routine hemostasis testing.

Hospital. Net revenue from the Hospital division increased by 12.5% (12.1% at constant currency) from €119.5 million in 2018 to €134.4 million in 2019. This increase was primarily due to an increase in sales in 2019 across all of the division’s business lines, especially the Pharmatech line in the U.S. This business line offers comprehensive solutions for operational pharmacy, including the inclusiv® IV Compounding Portfolio, which includes equipment, software and services to improve safety and quality in compounded sterile preparations. With a double-digit upturn in sales, this line represents an important growth lever for the division fueled by the MedKeeper® and Kiro Grifols® technology solutions.

Grifols is a leading supplier of technology and services for hospitals, clinics and specialized centers for the manufacture of medicines. The launch of its leading-edge system for automated compounding of intravenous treatments (KIRO Fill®) and software enhancements to the workflow platform for intravenous preparations (PharmacyKeeper) optimizes hospital-pharmacy operations by affording greater accuracy and safety in the preparation of (IV) medications. This advancement improves patient safety and reduces reliance on manual processes.

Sales of IV solutions grew as a result of U.S. demand for Grifols’ physiological saline solution (manufactured in the Murcia, Spain plant) and its use in the Company’s network of plasma centers. Sales of the Nutrition and Medical Devices lines also increased, accompanied by an upturn in third-party manufacturing services.

Bio Supplies. The division records sales of biological products for non-therapeutic use and other biological products, as well as those related to the fractionation and purification agreements signed with Kedrion and third-party plasma sales channeled through Haema and Biotest.

Net revenue from Bio Supplies increased by 59.6% (54.1% at constant currency) from €167.0 million in 2018 to €266.5 million in 2019 mainly as a result of the significant increase in sales of biological products for non-therapeutic use and plasma sold to third parties, which amount to €180 million.

The following table reflects a summary of net revenue by each of our geographic regions for 2019 as compared to 2018:

Summary of Net Revenue by Region	Year ended December 31, 2019	% of total net revenue	Year ended December 31, 2018	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	856,662	16.8%	800,274	17.8%	7.0%	7.0%
United States and Canada	3,390,811	66.5%	2,974,429	66.3%	14.0%	8.0%
Rest of the World	851,218	16.7%	712,021	15.9%	19.5%	16.8%
Total	5,098,691	100.0%	4,486,724	100.0%	13.6%	9.2%

(1)       Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information.”

(2)       Net revenue earned in the European Union includes net revenue earned in Spain.

We believe that our ongoing internationalization has helped to improve our sales performance. We have seen a stabilization in the proportion of net revenue to total net revenue accounted for by Spain, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. In 2019, 11.5% of net revenue, or €0.6 billion, was derived from countries outside of Spain. International expansion remains a strategic priority to stimulate the Company’s organic growth, although each division focuses on specific markets and distinct strategies to optimize sales.

Revenues in the U.S. and Canada grew by 14.0% (8.0% at constant currency) in 2019 to €3,390.8 million. Meanwhile, sales in the European Union rose by 7.0% (7.0% at constant currency) to €856.7 million, headed by growth in countries like Spain, Germany, the U.K. and France. Sales in Rest of the World increased by 19.5% (16.8% at constant currency) in 2019 to €851.2 million.

Cost of sales

Cost of sales increased by 13.1% from €2.4 billion in 2018 to €2.8 billion in 2019. Cost of sales as a percentage of net revenue decreased to 54.1% compared to 54.3% in 2018. This was mainly due to enhanced production efficiencies and a stable cost of plasma.

Gross Profit

The increase in gross profit margin from 45.7% of net revenue in 2018 to 45.9% in 2019 was mainly due to solid demand of main proteins, enhanced production efficiencies and a stable the cost of plasma.

Research and development

Research and development spending increased from €240.7 million (5.4% of net revenue) in 2018 to €276.0 million (5.4% of net revenue) in 2019. See Item 4 of this Part I, “Information on the Company — B. Business Overview — Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 15.7% from €814.8 million in 2018 to €942.8 million in 2019 mainly as a result of the expansion of Grifols’ plasma donation network in the U.S. and Germany as part of its acquisition strategy to increase its access to plasma.

Finance result

Finance result increased by 6.8% from €257.2 million in 2018 to €274.7 million in 2019. This increase was primarily a result of the new accounting standard for leases – IFRS 16 – in effect as of January 1, 2019 amounting to €34.6 million, mainly affecting plasma donation centers.

Income tax expense

In 2019, we had a profit before income tax of €817.1 million and income tax expense of €168.5 million, which represents a tax rate of 20.6%. Our effective tax rate increased from 18.1% in 2018 primarily due to a change of country mix-in profits.

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

The demand for immunoglobulin remains strong in our core markets, especially in the U.S. and EU countries led by Spain, Germany and the U.K. Sales also grew in Turkey, Brazil and Australia, where, in addition to primary immunodeficiencies, immunoglobulins are also used to treat secondary immunodeficiencies and neurological diseases like chronic inflammatory demyelinating polyneuropathy (CIPD), a market segment led by us. We achieved double-digit growth in immunoglobulin sales in 2018 and plan on launching a 20% subcutaneous immunoglobulin in the second half of 2019 that will increase our market share.

Albumin sales grew markedly in the U.S. and in several European countries including Italy, the U.K. and Turkey. China is a market with significant underlying demand and remains a core focus in Grifols’ global sales strategy.

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

The following table reflects a summary of net revenue by each of our geographic regions for 2018 as compared to 2017:

Summary of Net Revenue by Region	Year ended December 31, 2018	% of total net revenue	Year ended December 31, 2017	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	800,274	17.8	686,983	15.9	16.5	16.7
United States and Canada	2,974,429	66.3	2,896,505	67.1	2.7	8.7
Rest of the World	712,021	15.9	734,585	17.0	(3.1)	4.0
Total	4,486,724	100.0	4,318,073	100.0	3.9	9.2

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

Revenues in the U.S. and Canada grew by 2.7% (8.7% at constant currency) in 2018 to €2,974.4 million. Meanwhile, sales in the European Union rose by 16.5% (16.7% at constant currency) to €800.3 million, headed by growth in countries like Spain, Germany, the U.K. and France. Sales in Rest of the World slightly contracted, registering a 3.1% (increased by 4.0% at constant currency) decrease to €712.0 million.

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

Our principal liquidity and capital requirements consist of costs and expenses relating to the operation of our business, capital expenditures for existing and new operations, the purchase price of acquisitions and debt service requirements relating to our existing and future debt. Historically, we have financed our liquidity and capital requirements through internally generated cash flows, mainly attributable to revenue and debt financings. As of December 31, 2019, our cash and cash equivalents totaled €741.9 million. In addition, as of December 31, 2019, we had the equivalent of approximately €532 million available under our debt agreements, including the equivalent of approximately €445 million available as Revolving Loans under our New Credit Facilities.

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

Historical Cash Flows

Below are our consolidated statements of cash flow for the years ended December 31, 2019, 2018 and 2017, prepared under IFRS IASB.

Statements of Cash Flows
For the Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31,
	2019	2018	2017
	(in thousands of euros)
Cash flows from operating activities
Profit before tax	817,103	725,842	695,722
Adjustments for:	569,960	454,378	556,792
Amortization and depreciation	302,455	228,609	215,490
Other adjustments:	267,505	225,769	341,302
(Profit)/losses on equity accounted investments	30,566	11,038	19,888
Impairment of assets and net provision charges	(19,518)	(23,657)	66,047
(Profit)/losses on disposal of fixed assets	1,399	(6,700)	1,551
Government grants taken to income	(1,388)	(1,166)	(286)
Finance cost/(income)	255,841	232,962	263,657
Other adjustments	605	13,292	(9,555)
Changes in operating assets and liabilities	(481,537)	(112,639)	(65,800)
Change in inventories	(323,748)	(231,670)	(165,508)
Change in trade and other receivables	(99,374)	(13,141)	80,112
Change in current financial assets and other current assets	(13,871)	(3,092)	(2,691)
Change in current trade and other payables	(44,544)	135,264	22,287
Other cash flows from/(used in) operating activities	(336,593)	(330,153)	(344,968)
Interest paid	(236,179)	(225,146)	(207,079)
Interest recovered	9,487	6,862	9,492

Year Ended December 31,
2019	2018	2017
(in thousands of euros)

Income tax (paid)/received	(107,797)	(111,585)	(147,015)
Other recovered (paid)	(2,104)	(284)	(366)
Net cash from operating activities	568,933	737,428	841,746
Cash flows from/(used in) investing activities
Payments for investments	(551,497)	(852,536)	(2,209,667)
Group companies and business units	(119,745)	(524,081)	(1,857,210)
Property, plant and equipment and intangible assets	(412,305)	(307,722)	(322,973)
Property, plant and equipment	(310,383)	(231,983)	(251,507)
Intangible assets	(101,922)	(75,739)	(71,466)
Other financial assets	(19,447)	(20,733)	(29,484)
Proceeds from the sale of investments	2,708	70,669	23,787
Property, plant and equipment	2,708	550	762
Other financial assets	—	70,119	23,025
Net cash (used in) investing activities	(548,789)	(781,867)	(2,185,880)
Cash flows from/(used in) financing activities
Proceeds from and payments for financial liability instruments	(7,515)	37,418	1,808,771
Issue	120,079	179,350	1,912,615
Redemption and repayment	(127,594)	(141,932)	(103,844)
Dividends and interest on other equity instruments	(234,271)	(275,783)	(218,260)
Dividends paid	(238,740)	(278,841)	(218,260)
Dividends received	4,469	3,058	—

Other cash flows from/(used in) financing activities	(90,552)	4,661	(156,446)
Financing costs included on the amortized costs of the debt	(84,346)	—	(142,288)
Other amounts from / (used in) financing activities	(6,206)	4,661	(14,158)
Transaction with minority interest with no loss of control	(18)	386,207	—
Net cash from/(used in) financing activities	(332,356)	152,503	1,434,065
Effect of exchange rate fluctuations on cash	20,402	39,207	(98,419)
Net increase in cash and cash equivalents	(291,810)	147,271	(8,488)
Cash and cash equivalents at beginning of the year	1,033,792	886,521	895,009
Cash and cash equivalents at year end	741,982	1,033,792	886,521

Net Cash from Operating Activities

In 2017, we generated net cash from operating activities of €841.7 million. The principal effects on working capital were as follows:

●	increase of €86.9 million in trade receivables (included in change in current trade and other receivables in the table above) primarily due to improved accounts receivable balances. The average collection period at December 31, 2017 was 24 days, as compared to 37 days at December 31, 2016;

●	increase of €165.5 million in inventory levels due to ongoing improvements in value chain management amid a strong sales environment, particularly for plasma proteins. Grifols actively manages its inventory levels in advance to meet its expected growth plans, inventory turnover was 275 days at December 31, 2017, compared with 281 days reported at December 31, 2016; and

●	trade payables (included in change in current trade and other payables in the table above) increased by €4.3 million, while the average payment period decreased from 61 days at December 31, 2016 to 53 days at December 31, 2017.

In 2018, we generated net cash from operating activities of €737.4 million. The principal effects on working capital were as follows:

●	positive impact of €33.3 million as a result of improvements in accounts receivable. The average collection period dropped to 22 days, compared to 24 days in 2017;

●	improved payment management led to a positive impact of €117.1 million; and

●	increased inventory levels had a negative impact of €231.7 million due to higher volumes of plasma collected to meet the rising demand of the main plasma proteins. Grifols aims to manage its inventory in a way that anticipates the growing demand reflected by growth forecasts.

In 2019, we generated net cash from operating activities of €568.9 million. The principal effects on working capital were as follows:

●	increase of €98.4 million in trade receivables (included in change in current trade and other receivables in the table above). The average collection period remains stable at 26 days (22 days in 2018);

●	increase of €323.7 million in inventory levels due to the implementation of several strategic initiatives to better anticipate and meet the solid demand for plasma-derived products, inventory turnover was 310 days at December 31, 2019, compared with 292 days reported at December 31, 2018; and

●	decrease of €2.0 million in trade payables (included in change in current trade and other payables in the table above), while the average payment period decreased from 65 days at December 31, 2018 to 60 days at December 31, 2019.

Net Cash from/(Used) in Investing Activities

Net cash used in investing activities amounted to €2.2 billion in 2017, €781.9 million in 2018 and €548.8 million in 2019.

Investments made in 2017 included the acquisition of Hologic’s assets related to the research, development and production of reagents and instruments based on NAT technology for $1.8 billion, the acquisition of a 49% stake in Access Biologicals for $51 million, the acquisition of six plasma centers from Kedrion for €47 million, the acquisition of a 44% stake in GigaGen for $35 million, and the acquisition of a 40% stake in Kiro Grifols for a total of €12.8 million, increasing Grifols’ aggregate stake in Kiro Grifols to 90%. Investments also included capital expenditures for a total of €271.1 million, allocated mainly to opening new plasma donation centers and the expansion, renovation and relocation of existing centers, as well as in the production plants of its three divisions.

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

Investments made in 2019 included the acquisition of the remaining 51% stake in Interstate Blood Bank Group for €89 million and the acquisition of four plasma centers from Kedrion GmBH for €20.5 million.

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

Net cash from financial activities was €332.4 million in 2019, primarily as a result of dividend payouts of €238.7 million and €84.4 million of fees related to the refinancing.

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

Inventory Aging

Inventory aging average increased from 2018 to 2019, as a result of the strategic build-up of inventories. Inventory turnover rose to 310 days at December 31, 2019, compared to 292 days at December 31, 2018. In 2019, inventory turnover increased to 310 days as a result of the implementation of several initiatives to better anticipate and meet the solid demand for plasma-derived products.

Trade Receivables

Our receivables had an aging average of 26, 22 and 24 days at December 31, 2019, 2018 and 2017, respectively. We are focused on optimizing our working capital.

In the best interest of the Company, we may sell certain receivables with a maturity beyond 30 days. Certain receivables are sold to financial institutions without recourse. We sold €1,593 million, €1,188 million and €912 million of receivables to third parties during 2019, 2018, and 2017, respectively.

Capital Expenditures, Other Intangible Assets and Rights of Use

The following table presents our capital expenditure, other intangible assets and rights of use additions in the years ended December 31, 2019, 2018 and 2017, by division.

	Year Ended December 31,
	2019(1)	2018	2017
	(in thousands of euros)
Bioscience division	868,103	220,531	227,635
Hospital division	62,298	15,354	10,429
Diagnostic division	103,911	58,064	70,032
Bio Supplies	65,448	2,050	198
Others	1,768	883	20,911
Unallocated	73,544	19,795	11,268
Total	1,175,072	316,677	340,473

(1)	The 2019 totals include €747.9 million related to rights of use as a result of the new accounting standard. For more information see IFRS 16 “Leases”.

January 2017 through December 2019

Facilities. The most important capital projects relating to the expansion and improvement of our manufacturing facilities during 2017, 2018 and 2019 were:

Parets site (Barcelona, Spain):

●	investments to increase purification capacity of fibrin sealant and topic thrombin of €1.3 million in 2017, €8.9 million in 2018 and €20.8 million in 2019;

●	investments in a plant to manufacture Prolastin-C® of €4.0 million in 2017, €0.7 million in 2018 and €1.8 million in 2019;

●	investments to increase the albumin purification capacity of €1.6 million in 2018 and €2.1 million in 2019;

●	investments to increase Factor VIII manufacturing capacity of €3.4 million in 2018 and €1.6 million in 2019;

●	investments to adapt manufacturing facilities to EMA regulation related to the manufacturing of sterile medicinal products of €2.6 million in 2019;

●	investments in new production lines for diagnostic gel cards of €1.2 million in 2017 and €0.7 million in 2018;

●	investments to increase the production of intravenous solutions bags of €1.5 million in 2017 and €1.5 million in 2018;

Clayton site (North Carolina, United States):

●	construction of a new immunoglobulins purification and filling plant for €0.4 million in 2017, €13.4 million in 2018 and €33.4 million in 2019;

●	construction of a new 6 million liter fractionation plant for €29.1 million in 2017, €43.9 million in 2018 and €31.2 million in 2019;

●	investments in manufacturing areas for Factor VIII employing the method used at our Parets site for €0.8 million in 2017 and €2.4 million in 2018;

●	investments in a new area for IG Subcutaneous for €2.2 million in 2017;

●	investments of €0.9 million in 2017 for the construction of new aseptic filling areas, as well as validation of the new filling zone facilities and equipment for liquid and freeze-dried products;

●	land acquisitions in Clayton for €7.7 million in 2017 and €0.1 million in 2018;

●	investments of €2.9 million for the construction of a finished goods warehouse with the capacity to store 6,000 pallet positions;

Los Angeles (California, United States):

●	increasing our albumin purification capacity and including a new presentation in ready-to-use flexible bags for €1.5 million in 2017 and €0.8 million in 2018;

●	investments to increase our IVIG purification capacity of €2.6 million in 2017, €0.9 million in 2018 and €2.5 million in 2019;

Dublin (Ireland):

●	aggregate investments of approximately €58 million to build a new headquarters, global operations and logistics center to serve as part of the new global operations center of the Bioscience division from 2015 to 2017, €1.6 million in 2018 and €3.4 million in 2019;

●	investment in a new albumin purification and filling plant for bags of €28.5 million in 2017, €26.9 million in 2018 and €42.8 million in 2019;

San Diego (California, United States):

●	aggregate investments of €13.1 million from 2017 to 2018 and €6.8 million in 2019 to expand manufacturing capacity for our NAT Diagnostic business, including quality control and research and development labs;

Other Investments:

●	investments in serialization to enhance manufacturing and packaging identification of €3.1 million in 2017, €3.8 million in 2018 and €4.6 million in 2019;

●	significant investments in new donor centers and donor center expansions in the United States: €40.5 million in 2017, €17.8 million in 2018 and €7.9 million in 2019;

●	Investments of €6.6 million in 2019 to expand our overall lab testing capacity;

●	Emeryville, United States: investments of €10.2 million in 2017 and €3.3 million in 2018 to consolidate the manufacturing of antigens in a new building;

●	Campo Largo (Paraná), Brazil: land acquisition and construction of commercial offices and a plant to manufacture bags used for collection, storage and transfusion of blood components for €3.7 million in 2017, €2.2 million in 2018 and €0.9 million in 2019;

●	Murcia, Spain: investments of €0.2 million in 2017, €0.1 million in 2018 and €1.6 million in 2019 to increase capacity to manufacture parenteral solutions by approximately eight million units, to approximately 35 million units and investments to increase Fleboflex manufacturing capacity of €0.5 million in 2017 and €0.2 million in 2018;

●	refurbishment of the Barcelona headquarters included €16.4 million in acquiring a new office building and investments in the refurbishment of the existing building of €0.6 million in 2017;

●	acquisition of a new plot next to our Barcelona manufacturing facilities of 50,000 square meters that will allow future growth in both the Bioscience and Diagnostic divisions;

●	investment in a new office building at the Clayton plant for €22.3 million in 2015-2017; and

●	investments to remodel our commercial offices worldwide of €1.2 million in 2017, €3.8 million in 2018 and €0.7 million in 2019, including new offices in Dubai, Paris, Beijing, Singapore, Chile, Tokyo, Argentina, Czech Republic and Shanghai.

January 2020 through December 2021

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

We are undertaking a €1.4 billion investment plan from 2018 through 2022 that involves, among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Bioscience division, as well as investments in the Diagnostic and Hospital divisions.

The majority of our investments benefit our Bioscience division, with the goal of improving the structure of our plasma collection centers in the United States and expanding our manufacturing facilities. We aim to optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses and completing other requirements to purify any of our intermediate products at any of our plants.

We are also expanding and relocating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories. As of December 31, 2019, we have 295 operational plasma collection centers and plan to have 370 approved plasma collection centers globally by 2024.

With our acquisition of German company Haema, we have recovered the ability to have plasma collection centers in Europe as we keep expanding our U.S. centers.

The most important planned capital projects relating to the expansion and improvement of our manufacturing facilities are:

●	Clayton: new fractionation building and purification and filling facility for 6 million liters of plasma annually.

●	Clayton: new quality control labs and new finished product warehouse.

●	Los Angeles: new fill & finish lines for Bioscience.

●	Murcia: investments to increase our plastic manufacturing capacity;

●	Dublin: completion of a purification, fill and finish plant for Albumin;

●	Emeryville: new manufacturing areas for Mammalian cells;

●	San Diego: expansion of blood testing systems;

●	construction of a new corporate building in Barcelona with an underground connection to unify the corporate site;

●	construction of new buildings for Bioscience and Diagnostic divisions on the new Barcelona Lliçà land;

●	construction of new plasma collection centers as well as further relocation and renovation of our existing centers and;

●	expansion of our testing labs in Austin, San Marcos and Germany.

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

On December 5, 2017, Grifols obtained a new long-term loan with the European Investment Bank totaling €85 million, or the 2017 European Investment Bank Term Loan. The financial terms of the loan include a fixed interest rate of 2.019% for a tenor of ten years and a two-year grace period. The proceeds of this loan are being used for research and development initiatives, notably the discovery and development of new products (plasma proteins), the finding of new therapeutic indications for existing plasma proteins and the improvement of manufacturing processes to increase yields, safety and efficiency.

On September 7, 2018, Grifols obtained a new long-term loan with the European Investment Bank totaling €85 million, together with the 2015 European Investment Bank Term Loan and the 2017 European Investment Bank Term Loan, the European Investment Bank Term Loans. The financial terms of the loan agreement include a fixed interest rate of 2.145% for a tenor of 10 years and a two-year grace period. The proceeds of this loan are being used for research and development initiatives, notably the discovery of new therapeutic indications for plasma-derived protein therapies.

The European Investment Bank Term Loans are secured by a perfected first priority security interest (subject to permitted liens, as defined in the documentation governing the European Investment Bank Term Loans) on the same collateral securing the New Credit Facilities and the 2019 Notes, each as described below (except for blood plasma inventory of Grifols Worldwide Operations Limited located in Spain, which is not charged to secure the 2019 Notes), subject to a customary pari passu intercreditor agreement entered into by and among Grifols, Grifols Worldwide Operations Limited, certain subsidiaries of Grifols party thereto, the European Investment Bank, Bank of America, N.A., as collateral agent under the New Credit Facilities and The Bank of New York Mellon, London branch, as collateral agent under the 2019 Notes.

New Credit Facilities

On November 15, 2019, we entered into credit facilities (the “New Credit Facilities”) with a syndicate led by Bank of America Merrill Lynch International Limited Designated Activity Company, Bank of America, N.A., BNP Paribas S.A., Sucursal en España, HSBC France, Banco Bilbao Vizcaya Argentaria S.A., and JP Morgan Securities PLC, as the arrangers, which consist of the “Senior Term Loans” and the “Revolving Loans”. The initial Senior Term Loans (consisting of a Dollar Tranche B Term Loan and a Euro Tranche B Term Loan) were fully drawn down on November 15, 2019. Both the Dollar Tranche B Term Loan (in original principal amount equal to $2,500,000,000) and the Euro Tranche B Term Loan (in original principal amount equal to €1,360,000,000) will mature eight years from November 15, 2019 and will have a repayment schedule with quarterly amortization starting on the last business day of the fiscal quarter ending on March 31, 2020, equal to 0.25% of the aggregate principal amount of the initial Dollar Tranche B Term Loan (or Euro Tranche B Term Loan, as the case may be) outstanding on November 15, 2019, with the remainder payable at maturity. The Revolving Loans, which amount to $500,000,000, are available during the period commencing from November 15, 2019 and ending on the sixth anniversary of November 15, 2019.

The borrower under the revolving facility is Grifols Worldwide Operations Limited, an Irish entity and our wholly owned direct subsidiary. The borrower under the Euro-denominated tranche B facility is Grifols. The borrower under the USD-denominated tranche B facility is Grifols Worldwide Operations USA, Inc., a Delaware corporation and a direct wholly owned subsidiary of Grifols Worldwide Operations Limited. The New Credit Facilities are governed by New York law, however, certain collateral documents are governed under the local law of other jurisdictions.

The interest rates on the Revolving Loans are either (a) the base rate (i.e., the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) (1) if denominated in dollars or any other non-euro currency, the London Interbank Offered Rate, or LIBOR, with a one-month interest period plus 1.00% and (2) if denominated in Euros, the euro interbank offered rate, or EURIBOR, with a one-month interest period plus 1.00%) plus 0.50% or (b) LIBOR (if denominated in dollars or any other non-euro currency) or EURIBOR (if denominated in Euros) plus 1.50%.  The interest rate on the Dollar Tranche B Term Loan is LIBOR with a one-month interest period plus 2.00%.  The interest rate on the Euro Tranche B Term Loan is EURIBOR with a one-month interest period plus 2.25%.

Borrowings under the New Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets. In addition, a portion of the borrowings under the New Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein. Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols (solely in respect of the obligations of Grifols Worldwide Operations USA, Inc. and Grifols Worldwide Operations Limited) and certain subsidiaries of Grifols that together with Grifols represent, in aggregate, at least 80% of the consolidated EBITDA (as defined in the New Credit Facilities) of Grifols and its subsidiaries, and are secured by a perfected first priority security interest (subject to permitted liens, as defined in the New Credit Facilities) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of Grifols Worldwide Operations Limited and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The New Credit Facilities require the borrowers to ensure that the aggregate EBITDA attributable to the guarantors of the New Credit Facilities as a group is no less than 70% of the consolidated EBITDA of Grifols and its subsidiaries. The New Credit Facilities include customary affirmative and negative covenants and events of default. Negative covenants include, among other limitations, limitations on additional debt, liens, asset sales and affiliate transactions. Events of defaults include, among other events, violation of covenants, material breaches of representations, cross default to other material debt, bankruptcy and insolvency and material judgments.

The terms of the New Credit Facilities contain limitations on our ability to pay ordinary dividends. We may pay dividends (a) in the ordinary course of business consistent with our dividend policy in an amount not to exceed in respect of any fiscal year, 40% of the consolidated net income of Grifols and its subsidiaries for such fiscal year, which may be paid in installments, the first, no earlier than December of such fiscal year and the last, no later than the following fiscal year or (b) whether or not in the ordinary course of business so long as after giving effect thereto, the leverage ratio is not greater than 3.75x. We may make regularly scheduled payments of interest in respect of the 2017 Notes and the Senior Refinancing Notes (as defined in the New Credit Facilities) to the extent required by the terms of the indenture governing the 2017 Notes or the Senior Refinancing Notes Documents (as defined in the New Credit Facilities), as the case may be.

The 2017 Notes

On April 26, 2017, Grifols issued €1.0 billion aggregate principal amount of senior unsecured notes, or the 2017 Notes, that will mature on May 1, 2025 and bear interest at 3.20% per annum. On May 2, 2017, the 2017 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

The 2017 Notes pay interest semi-annually in arrears on May 1 and November 1, commencing on November 1, 2017. The 2017 Notes are guaranteed on a senior unsecured basis by Grifols and the subsidiaries of Grifols that are guarantors and co-borrowers under the New Credit Facilities (except for Grifols International S.A. and Talecris Plasma Resources, Inc.). As of the date of this annual report on Form 20-F, the 2017 Notes are guaranteed by Biomat USA, Inc., Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols USA, LLC, Grifols Worldwide Operations Limited and Grifols Worldwide Operations USA, Inc.

Grifols may redeem the 2017 Notes, in whole or in part, at any time on and after May 1, 2020, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2017 Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below:

Fiscal Year	Percentage
2020	101.600%
2021	100.800%
2022 and thereafter	100.000%

Grifols may redeem up to 40% of the outstanding 2017 Notes with money raised in one or more equity offerings by Grifols at any time (which may be more than once) prior to May 1, 2020, as long as at least 60% of the aggregate principal amount of 2017 Notes issued remains outstanding immediately following any such offerings.

Grifols may redeem some or all of the 2017 Notes at any time prior to May 1, 2020 at a price equal to 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the Bund rate as of such redemption date plus 0.50%), plus accrued and unpaid interest, if any.

Grifols is not required to make mandatory redemption or sinking fund payments with respect to the 2017 Notes.

If Grifols experiences a change of control, it must give holders of the 2017 Notes the opportunity to sell to us their 2017 Notes at 101% of their principal amount, plus accrued and unpaid interest.

Grifols and the guarantors of the 2017 Notes may incur additional indebtedness if the fixed charge coverage ratio (as defined in the indenture governing the 2017 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the 2017 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture governing the 2017 Notes contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, Grifols’ ability and its restricted subsidiaries’ ability to: (i) pay dividends or make certain other restricted payments or investments; (ii) incur additional indebtedness or provide guarantees of indebtedness and issue disqualified stock; (iii) create liens on assets; (iv) merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets; (v) enter into certain transactions with affiliates; (vi) create restrictions on dividends or other payments by our restricted subsidiaries; and (vii) create guarantees of indebtedness by restricted subsidiaries. The indenture also contains certain customary events of default.

The 2019 Notes

On November 15, 2019 Grifols issued €905.0 million senior secured notes that will mature on February 15, 2025 and bear interest at 1.625% per annum (the “1.625% Notes”) and €770.0 million senior secured notes that will mature on November 15, 2027 and bear interest at 2.250% per annum (the “2.250% Notes” and together with the 1.625% Notes, the “2019 Notes”).

The 2019 Notes are guaranteed on a senior secured basis by the wholly-owned subsidiaries of Grifols that are guarantors and co-borrowers under the New Credit Facilities and the European Investment Bank Term Loans. As of the date of this annual report on Form 20-F, the 2019 Notes are guaranteed by Biomat USA, Inc., Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols International S.A., Grifols USA, LLC, Talecris Plasma Resources Inc., Grifols Worldwide Operations Limited and Grifols Worldwide Operations USA, Inc. Subject to permitted liens, all obligations under the 2019 Notes, and the guarantees of those obligations, are secured on a first-priority basis by the tangible and intangible assets of the domestic guarantors, the blood plasma inventory of Grifols Worldwide Operations Limited (with the exception of blood plasma inventory located in Spain) and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The collateral securing the 2019 Notes also secures the New Credit Facilities and the European Investment Bank Term Loans, subject to the Intercreditor Agreement.

Grifols is not required to make mandatory redemption or sinking fund payments with respect to the 2019 Notes.

If Grifols experiences a change of control, it must give holders of the 2019 Notes the opportunity to sell to us their 2019 Notes at 101% of their principal amount, plus accrued and unpaid interest.

Grifols and the guarantors of the 2019 Notes may incur additional indebtedness if the fixed charge coverage ratio (as defined in the indenture governing the 2019 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the 2019 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture governing the 2019 Notes contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, Grifols’ ability and its restricted subsidiaries’ ability to: (i) pay dividends or make certain other restricted payments or investments; (ii) incur additional indebtedness or provide guarantees of indebtedness and issue disqualified stock; (iii) create liens on assets; (iv) merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets; (v) enter into certain transactions with affiliates; (vi) create restrictions on dividends or other payments by our restricted subsidiaries; and (vii) create guarantees of indebtedness by restricted subsidiaries. The indenture also contains certain customary events of default.

On November 15, 2019 the 2019 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

A. The 1.625% Notes

The 1.625% Notes pay interest semi-annually in arrears on February 15 and August 15, commencing on February 15, 2020. Grifols may redeem the 1.625% Notes, in whole or in part, at any time on and after February 15, 2022 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 1.625% Notes redeemed, to the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Fiscal Year	Percentage
2022	100.8125%
2023	100.40625%
2024 and thereafter	100.000%

Grifols may redeem up to 40% of the outstanding 1.625% Notes with money raised in one or more equity offerings by Grifols at any time (which may be more than once) prior to February 15, 2022, as long as at least 50% of the aggregate principal amount of the 1.625% Notes issued remains outstanding immediately following any such offerings (excluding 1.625% Notes held by Grifols and its subsidiaries).

Grifols may redeem some or all of the 1.625% Notes at any time prior to February 15, 2022 upon not less than 15 nor more than 60 days prior notice at a price equal to 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the Bund rate as of such redemption date plus 0.50%), plus accrued and unpaid interest, if any.

B. The 2.250% Notes

The 2.250% Notes pay interest semi-annually in arrears on May 15 and November 15, commencing on May 15, 2020. Grifols may redeem the 2.250% Notes, in whole or in part, at any time on and after November 15, 2022 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2.250% Notes redeemed, to the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage
2022	101.125%
2023	100.5625%
2024 and thereafter	100.000%

Grifols may redeem up to 40% of the outstanding 2.250% Notes with money raised in one or more equity offerings by Grifols at any time (which may be more than once) prior to November 15, 2022, as long as at least 50% of the aggregate principal amount of the 2.250% Notes issued remains outstanding immediately following any such offerings (excluding 2.250% Notes held by Grifols and its subsidiaries).

Grifols may redeem some or all of the 2.250% Notes at any time prior to November 15, 2022 upon not less than 15 nor more than 60 days prior notice at a price equal to 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the Bund rate as of such redemption date plus 0.50%), plus accrued and unpaid interest, if any.

Other Debt

Certain other credit facilities and lease obligations are in place with various lenders and consist of long-term and short-term indebtedness of both us and Grifols subsidiaries. As of December 31, 2019, we have €41.8 million of aggregate short-term credit under these facilities. The short-term credit facilities have maturity dates occurring in the next 12 months.

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

Based on MRB reports, sales in the human plasma-derived product industry have grown at a compound annual rate of 10.6% globally from 2005 to 2016 and 13.4% in the United States alone from 2005 to 2015. We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand. Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease. We believe that the volume of global sales of plasma derivative products will continue to grow annually at 6% to 7% over the long term, driven primarily by the same factors that have contributed to its historical growth, including:

●	population growth;

●	the discovery and approval of new applications and indications for plasma-based products;

●	an increase in the number of diagnosed patients and diagnosed but previously-untreated patients;

●	geographic expansion; and

●	physicians’ greater awareness of conditions and treatments.

Approximately 16.8% of our sales were generated in the European Union in 2019, as compared to 17.8% in 2018 and 15.9% in 2017. We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2020.

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

Capital Expenditures. From 2018 through 2022, we are undertaking a €1.4 billion investment plan that involves among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Bioscience division as well as investments in the Diagnostic and Hospital divisions.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table presents our principal existing contractual obligations as of December 31, 2019, requiring future payments:

	Payments Due by Period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of euros)
Financial debt obligations(1)	7,487,483	348,379	217,501	2,227,056	4,694,548
Interest — financial debt obligations(2)	1,246,569	161,642	178,834	674,125	231,968
Licenses and royalties(3)	62,566	4,445	10,127	10,384	37,610
Total	8,796,618	514,465	406,462	2,911,564	4,964,127

(1)       Includes principal amortization for short- and long-term debt including, among other things, capitalized lease obligations. The remaining financial debt was made up largely of bilateral facilities that bore interest at market rate.

(2)       Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2019. Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2019. Refer to Notes 21 and 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2019.

(3)       License and royalty payment formulas are generally based on volume of sales. The amounts presented in the table are calculated based on the net revenue of 2019 without assuming any growth in sales. Additionally, the column “More than five years” includes only one year of payments under the license agreement with Marca Grifols, S.L., which expires in January 2092.

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

(ii)	Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

●	we have technical studies that demonstrate the feasibility of the production process;

●	we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

●	the asset will generate sufficient future economic benefits; and

●	we have sufficient technical and financial resources to complete development of the asset and have developed budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

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

●	Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

●	Merchandise and finished goods: estimated selling price, less costs to sell.

●	Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

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

Revenue from the sale of goods is recognized when the Group meets the performance obligation by transferring the assets committed to the customer. An asset is transferred when the customer obtains control of that asset. When evaluating the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to the following:

●	The Group has a present right to payment for the asset

●	The customer has the legal right to the asset

●	The Group has transferred the physical possession of the asset

●	The customer has the significant risks and rewards of ownership of the asset

●	The customer has accepted the asset

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

Leases after IFRS 16 application:

The Group had to change its accounting policies as a result of adopting IFRS 16. The Group has changed its accounting policy for leases where the Group is the lessee. The new policy is described in Note 2(c) and the impact of the change in Note 2(c) and 9.

(i)	Definitions

Lease contracts

A lease contract is a contract that fulfills the following conditions:

●	There is an identified asset explicitly specified in the contract or implicitly specified when it is made available for use by the Group. When the asset is a portion of an asset’s capacity it could also be an identified asset if it is physically distinct (a floor of a building, a storage location in a warehouse) or the Group has the right to receive substantially all its of capacity.

●	The lessee has the right to direct the use of the identified asset that means the right to determine how and for what purpose the asset will be used.

●	The lessee has the right to obtain all the economic benefits from that use throughout the period of use.

Non-lease contracts

Even if an asset is specified in the contract, if the lessor has a substantive substitution right throughout the period of use, the asset is not identified and the contract does not contain a lease.

When the lessee does not have the right to control the use of the asset, the contract does not contain a lease.

Non-lease contracts are not under this policy and the accounting treatment will be the one for a service contract (usually recognized as an expense).

(ii)	Accounting policies

Lease contracts, where Grifols acts as lessee, will be recognized at inception of the contract as:

●	A lease liability representing its obligation to make future lease payments; and

●	A right of use representing its right to use the identified asset.

Exception: lease contracts that fulfill any of the following conditions will be recognized as monthly expense over the lease term:

●	For lease contracts where the lease term is 12 months or less at the commencement date.

●	For lease contracts where the value of the leased asset (individually), when new, is lower than $5,000 or the equivalent in another currency.

Lease liability

Initial measurement

Lease liability corresponds to the present value of payments during the lease term using the interest rate implicit in the lease or, if this cannot be readily determined, the incremental lending rate, as follows:

●	Lease payments

Only lease components included in the lease contract are part of the liability calculation:

●	Fixed payments, less any lease incentives receivable;

●	Variable lease payments that depend on a known index or a rate;

●	The purchase option price if the lessee is reasonably certain to exercise that option;

●	Any amount already paid at the contract commencement date must not be included.

Non-lease components that could be included in a lease contract (e.g. maintenance services, consumption as utilities…) are not part of the lease liability and must be recognized as an expense as soon as the service is rendered to Grifols using the corresponding account according to its nature.

●	Lease term

The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral extension or termination option and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account.

The lease liability is then calculated at the present value of the lease payments during the lease term, using an incremental discount rate specified in the contract, except for those contracts in which implicit interest rate is used because it is specifically mentioned in the contract.

●	Discount rate

Under IFRS 16, a lessee shall discount the future lease payments using the lease implicit interest rate if this can be reliably determined. Otherwise, the lessee shall use the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan of a similar term, and with similar security, to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Subsequent assessment

Subsequently, the lease financial liability will be increased by the interest on the lease liability and reduced by the payments made. The liability will be remeasured if there are changes in the amounts payable and the terms of the lease.

Lease liabilities will:

●	Increase the carrying amount to reflect the corresponding accrual of interest expense;

●	Reduce the carrying amount to reflect the lease payments made; and

●	Remeasure (increase or reduce) the carrying amount to reflect any reassessment or lease modifications. The balancing entry will be a lease expense for retrospective lease payments or right-of-use-assets for future lease payments. The discount rate to be used depends on the event causing the reassessment or modification.

Right-of-use asset (ROU asset)

Initial measurement

ROU assets are initially measured at cost, which comprises:

●	Initial measurement of the lease liability;

●	Any lease payments made to the lessor at or before the commencement date;

●	Estimated costs to dismantle or to remove the underlying asset; and

●	Less any discount or incentive received from the lessor.

Subsequent measurement

The ROU asset is measured at cost, less any accumulated depreciation and any accumulated impairment losses.

Net book value of the ROU asset must be adjusted as for any re-measurement of the lease liability.

Depreciation method and useful life

Depreciation method: straight-line basis. Depreciation starts at the lease commencement date (when the asset is available for use).

Useful life:

●	If the purchase option is reasonably certain to be exercised: Useful life of the underlying asset.

●	Otherwise: The earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Leases before IFRS 16 application:

(i)	Lessee accounting records

The Group has rights to use certain assets through lease contracts.

Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases.

●	Finance leases

○	At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as an expense in the years in which they are incurred. Property, plant and equipment acquired through a finance lease is amortized over the useful life of the asset or within the term of the lease, whichever is less, if there is no reasonable certainty that the group will obtain the property at the end of the term of the lease.

●	Operating leases

○	Lease payments under an operating lease (excluding incentives) are recognized as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit.

(ii)	Leasehold investments

Non-current investments in properties leased from third parties are recognized on the basis of the same criteria for property, plant and equipment. Investments are amortized over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease.

(iii)	Sale and leaseback transactions

Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

●	If the transaction is established at fair value, any profit and loss on the sale is recognized immediately in the consolidated statement of profit and loss for the year;

●	If the sale price is below fair value, any profit and loss is recognized immediately in the consolidated statement of profit and loss. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Changes in Accounting Standards

More information on newly issued accounting standards is included in Note 2 to our audited consolidated financial statements included in this annual report on Form 20-F.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	70	Director, non-executive Chairman of the Board	Proprietary	July 1991(1)	May 2021
Víctor Grifols Deu	43	Director and Chief Executive Officer	Executive	May 2016	May 2020
Raimon Grifols Roura	56	Director and Chief Executive Officer	Executive	May 2015	May 2023
Ramón Riera Roca	65	Director	Other External	April 2000(2)	May 2021
Tomás Dagá Gelabert	64	Director and Vice-Secretary of the Board	Other External	April 2000	May 2023
Thomas H. Glanzmann	61	Director and Vice-chairman of the Board of Directors	Other External	April 2006	May 2020
Enriqueta Felip Font	56	Director	Independent	May 2019	May 2023
Luís Isasi Fernández de Bobadilla	63	Director	Independent	May 2011	May 2020
Steven Francis Mayer	60	Director	Independent	January 2011	May 2020
Belén Villalonga Morenés	51	Director	Independent	May 2013	May 2022
Marla E. Salmon	70	Director	Independent	May 2014	May 2022
Carina Szpilka Lázaro	51	Director	Independent	May 2015	May 2023
Iñigo Sánchez-Asiaín Mardones	56	Director and Lead Independent Director(3)	Independent	May 2015	May 2023
Nuria Martín Barnés	61	Secretary non-member of the Board of Directors	n/a	May 2015	n/a

(1)       Between July 8, 1991 and May 30, 2002, Mr. Víctor Grifols Roura was not a director but sat on the Board as representative of our then director Deria, S.A.

(2)       Between May 25, 2001 and May 30, 2002, Mr. Ramón Riera Roca was not a director but sat on the Board as representative of our then director Grifols International, S.A.

(3)       The lead independent director is a figure introduced by Law 31/2014, adopted on December 3, 2014, that amended the Spanish Companies Act in matters of corporate governance, or Law 31/2014. It is mandatory to appoint a lead independent director when the office of Chairman of the Board and that of chief executive officer is held by the same person. The lead independent director must (i) be an independent director and be authorized to request the calling of a board meeting or the inclusion of new points on the agenda of a board meeting already convened, (ii) coordinate and gather the non-executive directors and (iii) direct, when applicable, the Chairperson’s periodic evaluation by the Board. The Board in its meeting held on May 24, 2019, agreed to reelect Iñigo Sánchez-Asiaín Mardones as the Company’s Lead Independent Director although the position has not been mandatory since January 1, 2017 since the offices of Chairman of the Board and Chief Executive Officer are no longer held by the same person.

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

Raimon Grifols Roura

Mr. Raimon Grifols Roura is Grifols’ joint and several Chief Executive Officer together with Mr. Víctor Grifols Deu since January 1, 2017. He succeeded his brother, Mr. Víctor Grifols Roura in the position. He is a member of the administration bodies of several companies within the Grifols Group. From 2001 to 2015 he held the role of non-member secretary of the Board of Directors of Grifols, and in 2015 began serving as director and Vice Secretary of the Board of Directors. In May 2016, the Board accepted his resignation as Vice Secretary. Until his appointment as executive director in July 2016, Mr. Grifols Roura was a partner at the law firm Osborne Clarke in Spain. Mr. Grifols Roura earned his law degree from the University of Barcelona (Universidad de Barcelona).

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

Mr. Ramón Riera Roca is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Tomás Dagá Gelabert

Mr. Tomás Dagá Gelabert has served as director of Grifols since April 2000 and also as Vice Secretary of the Board since May 2016. He is a partner and founder of the law firm Osborne Clarke in Spain. He was the managing partner of the law firm Osborne Clarke in Spain until June 30, 2017. Prior to joining Osborne Clarke, he worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona. He is currently a member of the board of directors of several companies within the Grifols Group. He is a board member of Alkahest Inc. as well as a trustee and the secretary of the private foundation Víctor Grífols i Lucas and a trustee of the Probitas Fundación Privada foundation. Mr. Dagá earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Tomás Dagá Gelabert is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Thomas H. Glanzmann

Mr. Thomas H. Glanzmann has served as a director of Grifols since April 2006 and on January 1, 2017 he was appointed non-executive Vice Chairman of the Board of Directors. He serves as a director on the board of Alcon, Inc. and is a healthcare advisor to Madison Dearborn and Partners. He is also a founder and General Partner in Medical Technology Venture Partners in California. From 2006 until 2011 he was the CEO and Chairman of Gambro AB. Prior to this Mr. Glanzmann was the CEO and Managing Director of HemoCue AB. Between 1988 and 2004 he held various positions at Baxter Healthcare Corporation: Senior Vice President and Senior Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group. Between 1984 and 1988 he worked at Philip Morris where he was the country manager for Norway, Denmark and Iceland. He also was a senior advisor to the Executive Chairman and a managing director at The World Economic Forum in Davos from 2004 - 2005 and the Chairman of the Plasma Protein Therapeutics Association (PPTA) between 2000 and 2001. Mr. Glanzmann holds an MBA from IMD in Lausanne-Switzerland, a B.A. in Political Science from Dartmouth College, USA. and a Board of Directors Certification from the UCLA Anderson School of Management, USA.

Enriqueta Felip Font

Ms. Enriqueta Felip Fong has served as a director of Grifols since May 2019. She received her degree in Medicine and Surgery from the Autonomous University of Barcelona, where she also completed her studies for a PhD in Medical Oncology. She has an extensive professional career and accredited experience in the oncology sector, as well as knowledge in the scientific and research field. She is currently the Section Chief of the Medical Oncology Service at Vall d’Hebron University Hospital and the Principal Investigator of the Vall d’Hebron Institute of Oncology’s Thoracic Tumors Cancer Group. Throughout her career, she has obtained several recognitions for her work in the oncology field. In 2015, she was awarded with the first ESMO Women for Oncology Award from the European Society of Medical Oncology (ESMO).

Most recently, she featured on Clarivate Analytics’ annual Global Highly Cited Researchers List 2018, under the newly launched cross-field category. Ms. Enriqueta Felip Font has played key roles in many leading professional societies including the European Society of Medical Oncology (ESMO), the European School of Oncology (ESO) and the International Association for the Study of Lung Cancer (IASLC).

Steven F. Mayer

Mr. Steven F. Mayer has served as a director of Grifols since January 2011. He is currently the CEO of Iron Horse Acquisition Corp. and of Dedication Capital, LLC, private investment firms that he founded. He is also a director of Pretty Party, LLC. From 2002 until 2018, he held a variety of senior positions with Cerberus Capital Management, L.P. and Cerberus California, LLC, affiliated private investment firms, culminating with serving as Senior Managing Director, Co-Head of Global Private Equity, and Chairman of the Cerberus Investment Committee.

Mr. Mayer holds Bachelor in Arts (cum laude) from Princeton University and a law degree (JD, Juris Doctor), magna cum laude, from Harvard Law School. Mr. Mayer has served as a member of the board of directors or equivalent body of a large number of companies in a wide variety of industries in the United States and Europe, and is currently a member of the Board of Supervisors of Syntellix AG.

Luis Isasi Fernández de Bobadilla

Mr. Luis Isasi Fernández de Bobadilla has served as a director of Grifols since May 2011. He is Managing Director of Morgan Stanley in Spain and Country Head for the Iberia region. He joined Morgan Stanley in London in 1987. Prior to that, he served as executive director at First Chicago Ltd. in London and, previously, worked in New York for the Latin American department of Morgan Guaranty Trust Co. Mr. Isasi started his professional career in Abengoa, in Seville (Spain) in 1977. Mr. Isasi has a Bachelor’s Degree in Business and Economics from the University of Seville, and holds an MBA from Columbia Business School.

Belén Villalonga Morenés

Ms. Belén Villalonga Morenés has served as director of Grifols since May 2013. She is a Professor of Management at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at Harvard Business School. Her teaching, research, and consulting activities are in the areas of corporate strategy, finance, and governance, with a special focus on family-controlled companies.

She was also an independent director between 2006 and 2019 at Acciona, a leader in the renewable energy and infrastructure industries, and between 2015 and 2018 at Talgo (a high-speed train manufacturer).

Ms. Belén Villalonga Morenés holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid as well as a degree in Economic and Management Sciences from the Colegio Universitario de Estudios Financieros in Madrid.

Marla E. Salmon

Ms. Marla E. Salmon has served as director of Grifols, S.A since May 2014. She is Professor at the University of Washington, and holds several positions in nursing, global health, public affairs and business management. Her career has focused on health policy and health care systems capacity building both, globally and in the U.S., working with governments, international agencies and other health –related entities. Her most recent work focuses on entrepreneurship and social development projects in the health sector.

She holds degrees in political science and nursing from the University of Portland, and was a Fulbright Scholar at the University of Cologne (Germany). She also holds a PhD Sc.D. in Health Policy and Administration from the Johns Hopkins University. She also holds two Honoris Causa doctorates in recognition of her national and international services and is a member of the Institute of Medicine.

Ms. Marla E. Salmon is a director of the Board of IES Abroad, Inc and The One City Project. In the past she has been a director of the Robert Wood Johnson Foundation’s Board and of the National Center for Healthcare Leadership. Her advisory roles include the White House Task Force on Health Care Reform, the commission for “Build a Healthier America”, the World Health Organization’s Global Advisory Group on Nursing and Midwifery, and the National Institutes of Health National Advisory Committee for the Institute of Nursing Research.

Carina Szpilka Lázaro

Ms. Carina Szpilka Lázaro has served as a director of Grifols since May 2015. She earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an Executive MBA from the Instituto de Empresa de Madrid. She began her professional career in the financial sector working at Banco Santander and Argentaria (now known as BBVA). In 1998 she was part of the team that founded ING Direct in Spain, where she held the position of CEO from 2010 to 2013, having previously held that position in ING Direct France from 2008 to 2010. She is currently an independent director at Abanca and Meliá Hotels International, as well as a partner at KFund Venture Capital and Chairwoman of Adigital. She has received numerous awards. Among others, in 2011 she was given the “Female Executive of the Year” award by the Spanish Federation of Female Directors, Executives, Professionals and Entrepreneurs (Federación Española de Mujeres Directivas - FEDEPE).

Iñigo Sánchez-Asiaín Mardones

Mr. Iñigo Sánchez-Asiaín Mardones has been the Lead Independent director of the Board since May 2015. He earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. In 2010 he founded Portobello Capital, where he remains a partner and a member of the Executive Committee and Investment Committee at Portobello Capital. Mr. Sánchez-Asiaín has used his position at Portobello Capital to spearhead investments in companies in which he is Chairman and member of the Executive Committee, such as Angulas Aguinaga or Hotels & Resorts Blue Sea, S.L., where he is a member of the Board of Directors. Previously, from 1993 to 2005, he was Deputy General Director at Banco Santander and from 2005-2010 was a partner and member of the board of directors of Ibersuizas Gestión SGECR, S.A. He is also a member and former chairman of the Executive Committee at the Harvard Club of Spain.

Biography of the Secretary Non-Member of the Board

Nuria Martín Barnés

Ms. Nuria Martín Barnés served as Vice-Secretary Non-Member of the Board of Directors from 2001 to 2015, and has served as Secretary Non-Member of the Board of Directors since 2015. Ms. Martín has been the managing Partner at Osborne Clarke Spain since July 1, 2017. Prior to joining Osborne Clarke she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986. Ms. Martín is also secretary and member of the board of directors of Compañía General de Inversiones, S.I.C.A.V., S.A., Gesiuris Asset Management, S.G.I.I.C., S.A., Gesiuris CAT Patrimonis, S.I.C.A.V., S.A., Gesiuris URC Patrimonis, S.I.C.A.V., S.A. and Technetix Spain, S.L. Ms. Martín earned her law degree from the University of Barcelona.

Senior Management

Our senior management currently consists of the following persons:

Name	Age	Title	Since
Raimon Grifols Roura	56	Co-CEO	2017
Víctor Grifols Deu	43	Co-CEO	2017
Alfredo Arroyo Guerra	62	Chief Financial Officer	2013
Miguel Pascual Montblanch	60	President, Commercial Operations Support	2018
Vicente Blanquer Torre	59	VP Quality and Regulatory Affairs	2016
Mateo Florencio Borrás Humbert	64	Chief Human Resources Officer	2013
David Ian Bell	65	General Counsel and Chief Innovation Officer	2016
Nuria Pascual Lapeña	56	VP, CORP Treasury & Investor Relations	2015
Lafmin Morgan	55	Chief Commercial Officer	2018
Carsten Schroeder	54	President of the Diagnostic Commercial Division	2018
Eduardo Herrero Jiménez	51	President of Bioscience Industrial Group	2017
Daniel Fleta Coit	49	Chief Industrial Officer	2019
Robert Jagt	54	President of the Hospital Commercial Division	2018
Luis Twose Garçon	43	Managing Director Laboratorios Grifols	2018
Joel Abelson	61	President of the Bioscience Commercial Division	2018
Alberto Grifols Roura	61	President of the Bio Supplies Division	2018
Matt Murawski	54	VP, Diagnostic Research and Innnovation & Project Management	2017
Maria Teresa Rioné Llano	55	VP, Corporate Communications	2018

Name	Age	Title	Since
Albert Grifols Coma-Cros	42	President, Grifols Worldwide Operations	2018
Xavier Sueiras Gil	51	Chief IT Officer	2018
Antonio Martinez Martinez	53	President, Diagnostic Scientific & R&D	2020
Antoni Jaumà Fages	49	President, Diagnostic Manufacturing Operations	2020
Christopher Paul Healey	54	President, North America Corporate Affairs	2020

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

Xavier Sueiras Gil

Mr. Sueiras joined us in 1997 and has held several positions since that time, starting as Manufacturing Director in Laboratorios Grifols, S.A., later becoming Project Director from 2005 to 2012 in Grifols and then working as VP NA Information Technology and VP Global IT from 2012 to 2015. Since 2018, Mr. Sueiras has served as Chief IT Officer. Mr. Sueiras received a degree in Industrial Engineering from the Universitat Politècnica de Catalunya in 1994.

Antonio Martinez Martinez

Dr. Martinez joined Grifols in 2020 and serves as President of Diagnostic Scientific & R&D. Prior to Grifols, he served as Chief Executive Officer of Progenika Biopharma S.A., a leading molecular diagnostic company dedicated to personalized medicine he co-founded in 2000 and that was acquired by Grifols in 2013. Mr. Martinez has received the Ernst & Young Most Innovative Entrepreneur Award (2010) and the Ruban d´Honneur in the European Business Awards, HSBC Bank (2011). Before receiving a MOD from the Instituto de Empresa, Dr. Martinez obtained his PhD from the University of Navarra with a project aimed at the development of a diagnostic method for cystic fibrosis, an aim that he accomplished in 1992. The output of Dr. Martinez’s research and development work includes more than 70 publications in scientific journals and 20 patent applications on diagnostic methods for genotyping or gene expression.

Antoni Jaumà Fages

Mr. Jaumà joined Grifols in 2002 as the Manufacturing Director of Diagnostic Grifols S.A., moving to Managing Director in 2013. From 2018 to 2020 he held the position of VP, Diagnostic Industrial Operations in Grifols and since January 2020 Mr. Jaumà has served as President of Diagnostic Manufacturing Operations. Mr. Jaumà received a bachelor’s degree in Chemistry from the Universitat de Barcelona in 1994 and attended a directive business program at IESE Business School in 2008.

Christopher Paul Healey

Mr. Healey joined us in 2005 as Vice President Public Affairs and since 2020 Mr. Healey serves as President of North America Corporate Affairs.

Mr. Healey holds a Bachelor of Science in Psychology from the University of Florida in 1987 and a Juris Doctor of Law from the Emory University School of Law in 1992.

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

Compensation of Members of the Board

Our directors are entitled to receive compensation for serving as directors on our Board. The Articles of Association generally set forth the processes for the determination of the compensation paid to the members of the Board. Article 20.bis of the Articles of Association provides that the directors’ remuneration shall be a fixed amount and that, at least every three years and valid for the three fiscal years following the year it is approved, the general shareholders’ meeting shall approve the directors’ remuneration policy, which, pursuant to Article 26 of the Regulations of the Internal Functioning of the Board of Directors of Grifols, S,A. (Reglamento de funcionamiento interno del consejo de administración), or Board Regulations, (i) with respect to directors in their role as such shall necessarily determine the maximum amount of the annual remuneration to be paid to all the directors and (ii) with respect to the remuneration of the directors for performing their executive duties must include the amount of the annual fixed remuneration, the different parameters to set the variable components and the main terms and conditions of their contracts including, in particular, duration, severance payments or compensations for the termination of the employment relationship, and exclusivity, post-contractual non-competition, and retention or loyalty agreements. The Board then determines, pursuant to Article 26.2 of the Board Regulations, how much of the shareholder-approved aggregate compensation amount will be allocated to each director as compensation, taking into account the recommendations of our appointments and remuneration committee (Comisión de

Nombramientos y Retribuciones), or Appointments and Remuneration Committee, and their dedication to our business. In this respect, the Company’s director remuneration policy is the one which was approved at the general shareholders’ meeting held on May 26, 2017 and which is applicable during three fiscal years following the year of its approval.

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

As a result, in 2019, the following directors received compensation in their role as such, namely, Ms. Anna Veiga Lluch, Mr. Thomas Glanzmann, Mr. Ramón Riera Roca, Ms. Enriqueta Felip Font, Mr. Steven F. Mayer, Mr. Luís Isasi Fernández de Bobadilla, Ms. Belén Villalonga Morenés, Ms. Marla E. Salmon, Ms. Carina Szpilka Lázaro and Mr. Iñigo Sánchez Asiaín Mardones.

As of the date of this annual report on Form 20-F, Ms. Enriqueta Felip Font, Mr. Luís Isasi Fernández de Bobadilla, Mr. Steven F. Mayer, Ms. Belén Villalonga Morenés, Ms. Marla E. Salmon, Ms. Carina Szpilka Lázaro and Mr. Iñigo Sánchez-Asiaín Mardones are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Messrs.  Dagá, Glanzmann and Riera serve as external directors (and not independent) and Mr. Víctor Grifols Roura serves as proprietary director (and not independent) in conformity with Spanish rules.

The total compensation paid to directors in 2019, in the aggregate, amounted to €5.7 million. Of the total director compensation amount, the executive directors (consejeros ejecutivos) received €2.1 million in cash (€1.7 million in fixed compensation in cash and €435 thousand in variable compensation in cash for their service as executive directors). Mr. Ramón Riera Roca, who was an executive director until June 30, 2018, and the executive directors Mr. Raimon Grifols Roura and Mr. Víctor Grifols Deu, received RSUs allocated in fiscal year 2017, which had a vesting period of two years and one day. Hence, in 2019 the three of them were awarded Class B shares with an equivalent value of €403 thousand, €169 thousand and €174 thousand, respectively. Directors categorized as “other external” directors (other than those who render remunerated professional service to us) received €220 thousand. These figures include accruals for contingent or deferred compensation. None of our directors received attendance fees for meetings of the Board or committees of the Board. Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

With respect to the €435 thousand received by the executive directors in variable compensation, this amount corresponds to 50% of the total amount of variable compensation in the case of executive directors. The remaining 50% was paid in Class B ordinary shares with a vesting period for delivery of two years and one day.

The remuneration of the Chairman of the Board for year 2019 was a fixed annual amount of €965 thousand, as established under the Company’s directors’ remuneration policy. The Chairman of the Board will no longer receive a variable remuneration. The remuneration of Mr. Grifols has been determined taking into account his proven experience as director and Chairman of the Company, in addition to his knowledge in the sector where the Company operates. When deciding the remuneration of Mr. Grifols, which is the same fixed amount he had when he held an executive position, excluding any variable amount, the additional duties that he will carry out, as well as those set out in the Spanish Companies’ Act for the position of Chairman of the Board, were taken into account.

In March 2019 the Chairman received RSUs allocated in fiscal year 2017, which had a vesting period of two years and one day. Hence, in 2019 he was awarded Class B shares with an equivalent value of €536 thousand.

Compensation of Senior Management

In 2019, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €16,794,626 in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2019 service. The breakdown of the aggregate amount paid to such senior management for discharging their duties in 2019 is set forth in the table below.

Component	Amount Paid in 2019
Salaries	€10,673,013
Variable Compensation	€6,121,613
Stock options or other securities	0
Other — e.g., life and health insurance	€109,565
Other — e.g., pensions/savings	€133,311

The above variable compensation includes €2,607,569 in RSUs allocated in fiscal year 2017, which had a vesting period of two years and one day, and have vested in 2019.

Salaries paid in U.S. dollars have been calculated at the exchange rate between the U.S. dollar and the euro of U.S. $1.1236 to €1.00.

The Company has established a Restricted Share Unit Retention Plan, or RSU Plan, for eligible employees. Under the RSU Plan, an employee can elect to receive up to 50% of their yearly bonus in non-voting Class B shares or ADSs, and we will match their RSUs with an additional 50% of such employee’s election of RSUs, or Additional RSUs. Our Class B shares and ADSs are valued at the date of payment of the bonus such employee has elected to receive and no cash dividends will be paid with respect to these shares. These RSUs will have a vesting period of two years and one day and will subsequently be exchanged for Class B shares or ADSs representing Class B shares. If an eligible employee leaves the Company, or is terminated before the end of the vesting period, they will not be entitled to the Additional RSUs. This commitment is treated as equity-settled and the total amount was €12,498,000. At December 31, 2019, the Company had settled the RSU Plan for an amount of €8,546,000.

Equity and Other Incentive Programs

In 2019, no compensation was paid pursuant to a profit sharing plan or any stock option and no other equity compensation was awarded to any of our directors or senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2019 was €64,525 or $72,500. In addition, the Company made contributions to the pension plan of one member of senior management who resides in Canada, in the amount of €68,786 or CAD92,690. In 2019, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

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

Meetings of the Board

Pursuant to the Articles of Association, a meeting of the Board may be called by the Chairman whenever he considers such a meeting necessary or suitable. The Chairman is also required to call a meeting at the request of one-third of the directors. Meetings of the Board are called using any means of notice at least ten days before the date of the meeting, unless exigent circumstances require a shorter term. Such notice of a meeting of the Board must state the place, date and time as well as the issues to be discussed. The

Board is required by Spanish law to hold a meeting at least every three months. Our Articles of Association provide that a majority of the directors (half plus one of the directors present at a meeting) of the Board (represented in person or by proxy by another director on the Board; non-executive directors may only appoint another non-executive director to represent them) constitutes a quorum. Except as otherwise provided by law or specified in the Articles of Association, resolutions of the Board must be passed by an absolute majority of the directors present or represented at a meeting, with the Chairman having the right to cast a deciding vote in the event of a tie.

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

The responsibilities of the Audit Committee include:

●	reporting to the shareholders at general shareholders’ meetings regarding matters for which the Audit Committee is responsible;

●	recommending to the Board the appointment, hiring and replacement of the external auditor regardless of the faculties vested in the general shareholders’ meeting and the Board with regard to the approval of such resolutions under Spanish law;

●	oversight of our internal audit department, including selecting its manager, monitoring its budget, receiving periodic information on the department’s activities and ensuring that management takes the conclusions and recommendations of the department’s reports into account;

●	setting up and supervising procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, as well as the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

●	exercising oversight of the process for gathering financial information and the related internal control system; reviewing the financial statements and the periodic financial statements that should be submitted to the securities regulatory authorities and ensuring that the appropriate accounting standards are followed; reporting to the Board on any change in the accounting standards and on balance sheet and off balance sheet risks;

●	receiving information from the auditors including relating to auditor independence and conduct of audits of the financial statements, and issuing on an annual basis a written opinion on the independence of the auditor;

●	supervising any transactions entered into with significant shareholders as set forth in the Board Regulations; and

●	(i) ensuring compliance with the Internal Code of Conduct of Grifols in Matters Relating to the Stock Market, or Stock Market Code of Conduct, the Code of Conduct for Grifols’ Employees, the Board Regulations (each available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com) and, in general, any other corporate regulations and (ii) making any necessary proposals to improve such regulations.

The Audit Committee currently consists of Mr. Mayer and Madames Szpilka and Villalonga. Each of the members is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, as well as in conformity with the Spanish Companies Act. Mr. Tomás Dagá Gelabert serves as Secretary non-member of the Audit Committee.

Appointments and Remuneration Committee

The Board established an Appointments and Remuneration Committee in compliance with Article 24.bis and 24. quater of the Articles of Association and Article 15 of the Board Regulations.

Pursuant to Spanish corporate governance requirements and Article 15 of the Board Regulations, the Appointments and Remuneration Committee is required to consist of between three and five members, all of which must be non-executive directors, which includes at least two independent directors.

The responsibilities of the Appointments and Remuneration Committee include:

●	assisting in the nomination of directors, including evaluating potential nominees in light of the level of knowledge, competence and experience necessary to serve on the Board;

●	establishing a representation target for the gender that is least represented on the Board and prepare guidelines to achieve said target;

●	reporting and making proposals to the Board on the appointment of members to the various committees of the Board and on the persons who should hold the office of Secretary and Vice-Secretary of the Board;

●	examining and organizing the orderly and planned succession of the Chairman of the Board and the Chief Executive Officer;

●	reporting on proposals for the appointment and removal of any members of senior management made by the Chief Executive Officer;

●	making proposals on the remuneration plans for the Board and senior management;

●	periodically reviewing the remuneration plans of senior management, including considering their suitability and performance; and

●	reporting on transactions in which directors may have a conflict of interest.

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

D.	Employees

The table below indicates the number of employees by department as of December 31, 2019, 2018 and 2017:

Department	2019	2018	2017
Manufacturing	19,683	17,147	14,577
Research & development — technical area	1,029	984	963
Administration and others	1,474	1,396	1,112
General management	314	254	230
Marketing	195	184	187
Sales and distribution	1,308	1,265	1,227
Total	24,003	21,230	18,296

The table below indicates the number of employees by geographic region as of December 31, 2019, 2018 and 2017:

Geographic Region	2019	2018	2017
Spain	4,134	3,858	3,649
North America	17,479	15,330	13,671
Rest of the World	2,390	2,042	976
Total	24,003	21,230	18,296

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

Our Spanish employees are represented by two labor unions, the Workers’ Commissions (Comisiones Obreras) and the Workers General Union (Unión General de Trabajadores). The employees of some of our subsidiaries in Spain, Germany, Italy, France, Argentina and Brazil are covered by collective bargaining agreements. The remainder of our employees are not represented by labor unions. We have not experienced any significant work stoppages in the last 15 years. We generally consider our employee relations to be good.

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents. All of our employees are covered under this policy. We implemented a defined contribution pension plan for all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees. Our contribution to this pension plan was €833,312 in 2019, compared to €777,000 in 2018 and €725,000 in 2017. We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. We make fully vested matching contributions to the savings plan which totaled $29.4 million for 2019, compared to $20.7 million in 2018 and $18.9 million for 2017. For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law. The pension cost relating to this plan is not material.

E.	Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2019 see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information, including information regarding beneficial ownership of our Class A (voting) shares as of December 31, 2019, for (i) our major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to us to be the beneficial owner of more than 3% of our Class A shares or 1% of our Class A shares in the event of a person or entity domiciled in a tax haven, (ii) each of our directors and (iii) each member of our senior management. As of that date, there were a total of 426,129,798 Class A shares issued and outstanding.

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

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Major Shareholders
Deria S.A.(1)	37,970,661	8.91
Scranton Enterprises B.V.(2)	36,953,048	8.67
Thorthol Holdings B.V.(3)	30,085,532	7.06
Núria Roura Carreras (4)	26,224,374	6.15
Blackrock, Inc. (5)	18,748,942	4.40
Invesco Limited (6)	13,478,188	3.16
Capital Research and Management Company (7)	12,844,294	3.01
Fidelity International Limited (8)	4,364,423	1.02

Directors
Víctor Grifols Roura	880,900	*
Ramón Riera Roca	338,170	*
Thomas H. Glanzmann (9)	167,122	*
Tomás Dagá Gelabert	103,796	*
Enriqueta Felip Font	—	—
Luís Isasi Fernández de Bobadilla	200	*
Víctor Grifols Deu	14,620	*
Steven F. Mayer	—	—
Belén Villalonga Morenés	—	—
Marla E. Salmon	—	—
Iñigo Sánchez-Asiaín Mardones	—	—
Raimon Grifols Roura	2,780	*
Carina Szpilka Lázaro	1,490	—

Senior Management
Vicente Blanquer Torre	44,754
David Ian Bell	20,000	*
Nuria Pascual Lapeña	19,592	*
Mateo Florencio Borrás Humbert	982	*
Alfredo Arroyo Guerra	—	—
Lafmin Morgan	—	—
Carsten Schroeder	—	—
Miquel Pascual Montblanch	15,000	*
Eduardo Herrero Jiménez	—
Daniel Fleta Coit	—
Robert Jagt	—
Luis Twose Garçon	—
Joel Abelson	—
Alberto Grifols Roura	27,000
Matt Murawski	—
Maria Teresa Rioné Llano	664
Albert Grifols Coma-Cros	84,000
Xavier Sueiras Gil	—
Antonio Martinez Martinez	—
Antoni Jaumà Fages	—
Christopher Paul Healey	—

*       Less than 1%.

(1)       The various members of the Grifols Roura family hold their respective shares indirectly through Deria S.A. As of March 9, 2020 they hold voting rights over 38,146,661 Class A shares.

(2)       Scranton Enterprises B.V. is a corporation whose shares are owned by certain of our directors. Some members of the Grifols Family who are directors or executive officers hold part of their shares indirectly through Scranton Enterprises B.V.

(3)       The various members of the Grifols Gras family hold their respective shares indirectly through Thorthol Holdings B.V.

(4)       26,224,374 Class A shares are held directly by Rodellar Amsterdam B.V., through which Núria Roura Carreras exercises indirect voting rights.

(5)       Blackrock, Inc. has indirect voting rights over 18,748,942 of our Class A shares.

(6)       As of March 26, 2020, Invesco Limited has indirect voting rights over 12,739,718 of our Class A shares.

(7)       Capital Research and Management Company has indirect voting rights over 12,844,294 of our Class A shares.

(8)       As of March 20, 2020, Fidelity International Limited has indirect voting rights over 8,681,975 of our Class A shares.

(9)       24,000 Class A shares are held indirectly through Glanzmann Enterprises AG, and 106,000 Class A shares are held indirectly through Opulenta Holdings Ltd.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

In accordance with Spanish reporting requirements, the following transfers of shares were reported to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores), or CNMV, as of December 31, 2019:

Ako European Long-Only Master Fund LTD communicated to the CNMV that on January 29, 2019 its holding of Class A shares fell below 1%. Ako European Long-Only Master Fund LTD communicated to the CNMV that on June 7, 2019 its holding of Class A shares reached above 1%. Ako European Long-Only Master Fund LTD communicated to the CNMV that on June 27, 2019 its holding of Class A shares fell below 1%.

Oppenheimer Funds, Inc. communicated to the CNMV that on May 24, 2019 its holding of Class A shares fell below 3%.

Invesco Limited communicated to the CNMV that on May 24, 2019 its holding of Class A shares reached above 3%.

Jupiter Fund Management PLC communicated to the CNMV that on November 29, 2019 its holding of Class A shares fell below 3%.

Capital Research and Management Company communicated to the CNMV that on December 10, 2019 its holding of Class A shares reached above 3%.

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

Sale of Haema AG and Biotest US Corporation

In December 2018, we sold our 100% stake in Haema AG and Biotest US Corporation to Scranton Plasma B.V., one of our major shareholders and a related party, for a total of $538 million. Scranton Enterprises B.V. financed the purchase in part through a loan from Grifols Worldwide Operations Limited for an initial principal sum of the euro equivalent of $95 million, with an interest rate of EURIBOR plus 200 basis points. As of December 31, 2019, the euro equivalent of $95 million was outstanding on the loan.

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

Charitable Contributions

In 2019, we contributed to two charitable foundations, the Mr. Víctor Grifols i Lucas Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics. It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas. The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives. Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Raimon Grifols Roura, our Chief Executive Officer, and Mr. Víctor Grifols Roura, a proprietary director and non-executive Chairman of the Board. We contributed €0.4 million, €0.4 million and €0.4 million to the Víctor Grifols i Lucas Foundation in 2019, 2018 and 2017, respectively.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes. The Probitas Private Foundation was founded by us in 2008. Messrs. Raimon Grifols Roura, our Chief Executive Officer, and Tomás Dagá Gelabert, one of our directors, are patrons of the Probitas Private Foundation. We contributed €5.1 million, €5.4 million and €6.8 million to the Probitas Private Foundation in 2019, 2018 and 2017, respectively. We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

The Jose Antonio Grifols Lucas Foundation provides grants for education and research into the science of plasmapheresis. Additionally, the foundation assists plasma donors who may be unable to care for themselves. We did not contribute to the Jose Antonio Grifols Lucas Foundation in 2017, 2018 and 2019.

Consultant Agreement

In 2011, subsequent to the Talecris acquisition, one of our directors entered into a consulting services contract for a term of three years, pursuant to which he received compensation in the amount of $1.0 million per year with an additional $2.0 million payable upon the fulfillment of certain conditions. In 2015, we extended this contract for a term of two years. In each of 2016, 2017 and 2018 we paid such director $1.0 million pursuant to this agreement. During 2019 such agreement terminated and the director was paid €220 thousand for the period of January to March 2019.

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

On February 3, 2017, bioMérieux, S.A and bioMérieux, Inc. filed suit against Hologic, Inc., or Hologic, Grifols, and Grifols Diagnostic Solutions Inc., or GDS, in the U.S. District Court for the Middle District of North Carolina, alleging infringement of U.S. Patent Nos. 8,697,352 and 9,074,262 with respect to identified HIV assays. The court issued its ruling on the summary judgment motion, prompting bioMérieux to dismiss claims related to the 9,074,262 patent. A jury trial was held surrounding only claims related to the 8,697,352 patent. On February 25, 2020, the jury returned a verdict in favor of Hologic, Grifols and GDS in the U.S. District Court in Delaware. Specifically, the jury held that all claims of the patent asserted by bioMérieux in the case were invalid (1) because they were anticipated by Hologic’s prior invention of the underlying technology and (2) due to obviousness. As a result of this ruling, Hologic and Grifols do not owe any damages to bioMérieux and may continue to sell, service and support the affected Procleix and Aptima products without restriction. BioMérieux may still file post-trial motions and appeal the verdict.

On October 4, 2016, Enzo Life Sciences, Inc., or Enzo, filed suit against Hologic in the U.S. District Court for the District of Delaware, alleging infringement of U.S. Patent No. 6,221,581 by virtue of Hologic’s activities with respect to Progensa®, Procleix®, and Aptima® products. On November 9, 2017, the Court granted Enzo’s motion to amend its complaint to add Grifols and GDS as defendants with respect to the Procleix® products at issue. Hologic and GDS answered the complaint by alleging non-infringement and invalidity among their defenses. Grifols moved to dismiss for lack of personal jurisdiction. The case was dismissed against all defendants on April 25, 2019.

GDS, Grifols Worldwide Operations Limited, or GWWO, Abbott Laboratories, or Abbott, and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbot to GDS and Ortho-Clinical Diagnostics, or Ortho, under an HIV License and Option agreement dated August 16, 2019 (the “HIV License”). On September 12, 2019, GDS and Ortho filed a Notice of Arbitration in the U.S. District Court for the Northern District of Illinois. On October 3, 2019, Abbott terminated the HIV License and filed for declaratory relief seeking to invalidate the licensed patent. GDS filed motions to dismiss and to compel arbitration, but the Court continued all pending motions and referred the parties to a Magistrate for a mandatory settlement conference. On the February 5, 2020, the parties attended a mandatory settlement conference ordered by the District Judge, with the magistrate judge presiding. No satisfactory settlement was reached. On March 16, 2020, GDS and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing is set for June 15-16, 2020. The arbitration ruling is due on or before July 7, 2020.

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

The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years. We filed our first compliance report, pursuant to paragraph IX.B of the Consent Order, on July 20, 2012. Grifols filed its eighth compliance report in July 2019. There has been no further action by the FTC. Our next compliance report is due in July 2020.

Antitrust Approval of Biotest Pharmaceuticals Corporation Acquisition

In August 2018, the FTC issued a consent order which allowed the acquisition of 24 donor centers and required the divestiture of three centers to Kedrion. The consent order requires annual reports to be made to the FTC for a period of 10 years. The first annual compliance report was filed in March 2020.

Dividend Policy

Class A Shares

Our dividend policy is to pay out approximately 40% of our net consolidated profits. However, the New Credit Facilities contain limitations on our ability to pay cash dividends in the ordinary course of business in accordance with our dividend policy depending on our debt levels. We may also pay cash dividends whether or not in the ordinary course of business if our Leverage Ratio (as defined in the New Credit Facilities) is less than 3.75:1.00. As of the date of this Annual Report on Form 20-F, this restriction does not currently apply. For a further discussion of the terms of the New Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit—New Credit Facilities.”

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law. The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries. This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €12.9 million at December 31, 2019.

At the general shareholders’ meeting held on May 24, 2019, our shareholders approved a dividend of €0.145 for each Class A share, for an aggregate dividend of €61.8 million, which was paid to the Class A shareholders on June 11, 2019. Additionally, on October 25, 2019, our Board approved an interim dividend of €0.20 for each Class A share, for an aggregate interim dividend of €85.2 million, which was paid to the Class A shareholders on December 4, 2019.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that profits for the year ended December 31, 2019, in the amount of €1.380 million be transferred to reserves.

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

At the general shareholders’ meeting held on May 24, 2019, our shareholders approved a dividend of €0.145 for each Class B share, for an aggregate dividend of €37.4 million, and a preferred dividend of €0.01 for each Class B share, for an aggregate preferred dividend of €2.6 million, which were paid to the Class B shareholders on June 11, 2019. Additionally, on October 25, 2019, our Board approved an interim dividend of €0.20 for each Class B share, for an aggregate interim dividend of €51.6 million, which was paid to the Class B shareholders on December 4, 2019. It is worth noting that the treasury Class B shares did not receive either dividend mentioned above.

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

Our Class B ADSs have been listed and traded on the NSADAQ Global Select Market under the symbol “GFRS” since June 2, 2011.

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia. The majority of the transactions conducted on them are done through the Spanish Automated Quotation System. During 2019, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas, at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if there are no outstanding bids or offers, as the case may be, on the system matching or bettering the terms of the proposed off-system transaction, and if the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding quarter. At any time before 8:00 p.m., a trade may take place (with the prior authorization of the Sociedad de Bolsas) at any price if:

●	the trade involves more than €1.5 million and more than 40% of average daily trading volume of the stock during the preceding quarter;

●	the trade relates to a merger or spin-off of a listed company;

●	the trade relates to the reorganization of a business group;

●	the trade is executed for the purposes of settling litigation;

●	the trade involves certain types of contracts or complex transactions; or

●	the Sociedad de Bolsas finds other justifiable cause.

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

Securities Market Legislation

The Spanish Securities Market Act (today known as Real Decreto Legislativo 4/2015, de 23 de octubre, que aprueba el texto refundido de la Ley del Mercado de Valores), or Securities Market Act, which first came into effect in 1989, among other things:

●	established an independent regulatory authority, the CNMV, to supervise the securities markets;

●	established a framework for the regulation of trading practices, tender offers and insider trading;

●	required stock exchange members to be corporate entities;

●	required companies listed on a Spanish Stock Exchange to file annual audited financial statements and to make public quarterly financial information;

●	established a framework for integrating quotations on the Spanish Stock Exchanges by computer;

●	exempted the sale of securities from transfer and value added taxes;

●	deregulated brokerage commissions as of 1992; and

●	provided for transfer of shares by book-entry or by delivery of evidence of title.

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

The Securities Market Act was further amended by Law 44/2002 (November 22, 2002) on reform measures of the financial system, which introduced certain modifications to the laws governing financial markets and corporations generally, including:

●	provisions requiring listed companies to establish an audit committee, redefining the reporting requirements for relevant events, establishing rules relating to the treatment of confidential and insider information and related party transactions, preventing manipulative and fraudulent practices with respect to market prices and otherwise regarding market transparency;

●	the establishment of Iberclear; and

●	the authorization of the Ministry of Economy and Finance (Ministerio de Economía y Hacienda) to regulate financial services electronic contracts.

On July 17, 2003, the Securities Market Act was amended by Law 26/2003 in order to reinforce the transparency of listed companies. It introduced:

●	information and transparency obligations including detailed requirements of the contents of the corporate website of listed companies and the obligation to file with the CNMV an annual corporate governance report; and

●	the obligation to implement a series of corporate governance rules including, among others, regulations regarding the boards of directors and the general shareholders’ meeting.

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

Law 6/2007 (i) introduced several changes to the periodic financial information (annual, biannual and quarterly) to be published by issuers of listed securities and (ii) introduced new developments to the system that establishes the duty to provide notice of significant stakes in an enterprise. These duties include notification requirements such as:

●	anyone with a right to acquire, transfer or exercise voting rights granted by the shares, regardless of the actual ownership of the shares, and anyone owning, acquiring or transferring other securities or financial instruments that grant a right to acquire shares with voting rights must provide notice of the holding of a significant stake in accordance with the regulations;

●	directors of listed companies, in addition to providing notice of any transaction concerning the shares or other securities or financial instruments of the issuer that are linked to these shares, must inform the CNMV of their stake upon appointment or resignation; and

●	listed companies must provide notice of transactions concerning their treasury shares in certain cases, which will be established in the developing regulations.

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

At the general shareholders’ meeting held on May 24, 2019, the shareholders voted to amend our Articles of Association and the regulations of the General Shareholders’ Meeting with respect to the valid casting of votes through distance voting systems of the General Shareholders’ Meeting in order to extend the deadline for receipt of votes until immediately before midnight on the day prior to the date that the General Shareholders’ Meeting is scheduled at its first call or second call.

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

General

As of December 31, 2019, our share capital was €119,603,705 and comprised:

●	Class A shares: 426,129,798 ordinary shares with a par value of €0.25 each. All of the Class A shares belong to the same class and series.

●	Class B shares: 261,425,110 non-voting preference shares with a par value of €0.05 each. All of the Class B shares belong to the same class and series and have the preferential rights set forth in the Articles of Association.

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

Board of Directors

Under Article 31 of the Board Regulations, a director shall abstain from attending or intervening in deliberations that affect matters in which he/she (or any person related to him/her) is personally involved, directly or indirectly. A director cannot carry out professional or commercial transactions with us, directly or indirectly, unless he/she previously informs the Board about the conflict of interest, and the Board, following a report from our Appointments and Remuneration Committee, approves the transaction.

Under Article 15 of the Board Regulations, the Appointments and Remuneration Committee will in all cases be fully composed of non-executive directors, two of which shall be independent directors, and the chairperson must be an independent director.

The Board, with the advice of the Appointments and Remuneration Committee, sets director compensation. As set forth in Article 20.bis of our Articles of Association the directors’ remuneration shall be a fixed amount. Furthermore, as set forth in Article 26 of the Board Regulations, every three years the general shareholders’ meeting must approve the remuneration policy for the directors which shall remain in force for the three fiscal years following the year of its approval and must be in line, where applicable, to the remuneration system laid down in the Articles of Association. As set forth in Article 27 of such Board Regulations, non-executive directors should be excluded from receiving remuneration linked to our profits or welfare systems, other than shares in Grifols, that they must hold until their resignation as directors. Further, the establishment of equity compensation plans in which members of the Board participate must be authorized in the Articles of Association and requires the shareholders’ prior approval at a shareholders’ meeting. Additionally, the amount of non-executive directors’ remuneration should be calculated in order to incentivize dedication but not become an obstacle to independence.

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

Extraordinary meetings may be called by the Board whenever it deems it appropriate or at the request of one or more shareholders representing at least 3% of our share capital. The requesting shareholders must state in their request the matters to be addressed at the meeting. Per Spanish Law and the Articles of Association, we are required to publish a “calling of the meeting”, which sets forth the matters to be voted on at each general shareholders’ meeting, at least one month prior to the date set for the meeting in at least: (i) the Official Gazette of the Commercial Registry (Boletin Oficial de Registro Mercantil) or one of the local newspapers of wide circulation in the province where we are domiciled (currently Barcelona, Spain); (ii) CNMV’s website; and (iii) our website.

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

For an ordinary or extraordinary general meeting of shareholders to be duly constituted on the first call, the presence in person or by proxy of shareholders representing 25% of our issued voting share capital is required to constitute a quorum and proceed. If a quorum is not obtained on the first call, a meeting is validly convened on the second call regardless of the share capital in attendance.

Under Spanish law, the following shareholder actions require approval by the affirmative vote of the holders of a majority of our Class A shares present in person or represented by proxy at a duly constituted meeting of holders of our Class A shares at which meeting, if (i) on first call, a quorum of at least 50% of the issued voting share capital is present or represented by proxy or (ii) on second call, a quorum of at least 25% of the issued voting share capital is present or represented by proxy (unless on such second call less than 50% of the issued voting share capital is present or represented by proxy, in which case those matters require the affirmative vote of at least two-thirds of the share capital present or represented at such meeting):

●	the issuance of bonds;

●	an increase or reduction of the share capital, or the suppression/limitation of pre-emptive rights in issuances of new shares;

●	the transformation of Grifols (change in corporate nature);

●	a merger, de-merger, split, spin-off or other structural change subject to Law 3/2009;

●	any other amendment of the Articles of Association; and

●	a dissolution.

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

●	Any resolution (i) authorizing us or any of our subsidiaries to repurchase or acquire any of our Class A shares, except for pro rata repurchases available equally to holders of our Class B shares on the same terms and at the same price as offered to holders of our Class A shares or (ii) approving the redemption of any of our shares and any share capital reductions (through repurchases, cancellation of shares or otherwise), other than (a) those redemptions required by law and (b) those redemptions which affect equally our Class A shares and Class B shares and in which each Class B share is treated the same as a Class A share in such transaction.

●	Any resolution approving the issuance, granting or sale (or authorizing the Board to issue, grant or sell) (i) any of our shares, (ii) any rights or other securities exercisable for or exchangeable or convertible into our shares or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any of our securities, except if (a) each Class B share is treated the same as a Class A share in the relevant issuance, grant or sale and, therefore, has a preferential subscription right (derecho de suscripción preferente) or a free allotment right in the relevant issuance, grant or sale to the same extent, if any, as a Class A share or (b) if the issuance is made in accordance with the subscription rights described in “— Subscription Rights” below.

●	Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation, a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B share is treated the same as a Class A share or (ii) our dissolution or winding-up, except where such resolution is required by law.

●	Any resolution for the delisting of any Grifols shares from any stock exchange.

●	Generally, any resolution and any amendment of the Articles of Association that directly or indirectly adversely affects the rights, preferences or privileges of our Class B shares (including any resolution that adversely affects our Class B shares relative to our Class A shares or that positively affects our Class A shares relative to our Class B shares, or that affects the provisions in the Articles of Association relating to our Class B shares).

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

●	We will, within ten days of the date on which the redemption event occurred (i.e., the date on which the triggering tender offer settled), publish in the Commercial Registry Gazette, the Spanish Stock Exchanges’ Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of our Class B shares of the redemption event and the process for the exercise of redemption rights in connection with such redemption event.

●	Each holder of our Class B shares will be entitled to exercise its redemption right for two months from the first date of settlement of the tender offer triggering the redemption right by notifying us of its decision. We will ensure that mechanisms are in place so that the notification of the exercise of the redemption right may be made through Iberclear.

●	The redemption price to be paid by us for each Class B share for which the redemption right has been exercised will be the sum of (i) the amount in euro of the highest consideration paid in the tender offer triggering the redemption right plus (ii) interest on the amount referred to in (i), from the date such tender offer is first settled until the date of full payment of the redemption price, at a rate equal to the one-year EURIBOR plus 300 basis points. For the purposes of this calculation, the amount in euro corresponding to any non-cash consideration paid in the tender offer will be the market value of such non-cash consideration as of the date the tender offer is first settled. The calculation of such market value shall be supported by at least two independent experts designated by us from auditing firms of international repute.

●	We will, within 40 days of the date on which the period for notification of the exercise of redemption rights following a tender offer lapses, take all the necessary actions to (i) effectively pay the redemption price for our Class B shares for which the redemption right has been exercised and complete the capital reduction required for the redemption and (ii) reflect the amendment to Article 6 of the Articles of Association (related to share capital) deriving from the redemption.

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

On January 4, 2016, the two-to-one share split of our existing Class A and Class B shares approved by the Board on December 3, 2015, became effective. The split reduced the nominal value of the shares by half, thus increasing the number of such shares, without changing the total nominal value of the share capital in accordance with the delegation of authorities granted to the

Board by the Company’s general shareholders’ meeting held on May 29, 2015. As a result of the split, 426,129,798 Class A Shares are now issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are now issued and outstanding with a par value of €0.05 per share. As of December 31, 2019, our total share capital stands at €119,603,705.

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

2019 Notes

For a summary of the material terms of the 2019 Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit —The 2019 Notes.”

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

Acquisitions and Related Financing

For a summary of the material terms of our acquisitions and related financing transactions substantially completed in 2018 and 2019, see Item 4 of this Part I, “Information of the Company — A. History of and Development of the Company — Acquisitions and Related Financing.”

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

In General

Treatment of Holders of ADSs

This section describes the material United States federal income and Spanish tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	a dealer in securities;

●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

●	a tax-exempt organization;

●	a life insurance company;

●	a person liable for alternative minimum tax under the Code (as defined below);

●	a person that actually or constructively owns 10% or more of our voting stock;

●	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

●	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

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

You are a “U.S. Holder” if you are a beneficial owner of shares or ADSs and you are:

●	a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to United States federal income tax regardless of its source; or

●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

An “eligible U.S. Holder” is a U.S. Holder that:

●	is a resident of the United States for purposes of the Treaty;

●	does not maintain a permanent establishment or fixed base in Spain to which shares or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and

●	is otherwise eligible for benefits under the Treaty with respect to income and gain from the shares or ADSs.

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

Spanish Refund Procedure

According to Royal Decree 1776/2004, of July 30, 2004, as amended, which further develops the Royal Legislative Decree 5/2004 on the Non-Resident Income Tax Law, a refund of the amount withheld in excess of the rate provided by the Treaty can be obtained from the relevant Spanish tax authorities. An eligible U.S. Holder may pursue the refund claim by filing all of the following:

●	a Spanish 210 Form;

●	the certificate from the IRS referred to above in “— Taxation of Dividends”; and

●	evidence that non-resident income tax was withheld with respect to it.

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

Spanish Wealth Tax

On September 16, 2011, Royal Decree 13/2011 approved the reintroduction of the Spanish wealth tax (originally introduced under Law 19/1991) for 2011 and 2012. The Spanish wealth tax has been extended to apply through 2019 (in 2013 pursuant to Law 16/2012, of December 27, 2012, adopting various tax measures aimed at strengthening public finances and economic activity, in 2014, pursuant to Law 22/2013, of December 23, 2013 on the General State Budget for 2014, in 2015 pursuant to Law 36/2014, of December 26, 2014, on the General State Budget for 2015, in 2016 pursuant to law 48/2015, of October 29, 2015, on the General State Budget for 2016, in 2017 pursuant to Royal Decree-Law 3/2016, of December 2, 2016, adopting measures in the tax field aimed at the consolidation of public finances and other urgent social security measures; in 2018 pursuant to law 6/2018, of July 3, 2018 on the General State Budget for 2018 and in 2019 pursuant to Royal Decree-Law 27/2018, of December 28, 2018, adopting certain measures related to tax and the cadaster). As a result, individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax, which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If the tax authorities take this view, individuals subject to the Spanish wealth tax will be taxed at marginal rates of 0.2% to 2.5% (as published by the Spanish Ministry of Economy and Public Administrations) of the average market value of their shares or ADSs during the last quarter of the relevant year, subject to a tax-free allowance of €700,000.

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

Non-U.S. Holders

If you are a non-U.S. Holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

●	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

●	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale, and certain other conditions exist.

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

Backup Withholding and Information Reporting

If you are a noncorporate U.S. Holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

●	dividend payments or other taxable distributions made to you within the United States; and

●	the payment of proceeds to you from the sale of shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. Holder that:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

●	dividend payments made to you outside the United States by us or another non-United States payor; and

●	other dividend payments and the payment of the proceeds from the sale of shares or ADSs effected at a United States office of a broker, if the income associated with such payments is otherwise exempt from United States federal income tax; and:

●	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker one of the following:

●	an Internal Revenue Service Form W-8BEN, Form W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

●	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

●	you otherwise establish an exemption.

Payment of the proceeds from the sale of shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

●	the proceeds are transferred to an account maintained by you in the United States;

●	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

●	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

●	a United States person;

●	a controlled foreign corporation for United States federal income tax purposes;

●	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

●	a foreign partnership, if at any time during its tax year:

●	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

●	such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2019, equity would have increased by €799.6 million (€506.1 million at December 31, 2018) and profit would have increased by €16.3 million (€4.1 million at December 31, 2018). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the U.S. dollar against the euro at December 31, 2019, and 2018, would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest Rate Risk

Our interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose us to cash flow interest rate risks. The purpose of managing interest rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

A significant part of the financing obtained during 2019 accrues interest at fixed rates. This fixed interest debt amounts to €2,675 million as of December 31, 2019, which represents 63% of our total debt in euros. The additional loans of €234 million in the aggregate from the European Investment Bank represent 5% of our total debt in euros.

Our senior euro denominated debt represented 38% of our total senior debt at December 31, 2019 and at December 31, 2018. Total fixed-interest debt represented a total of 45% of debt at December 31, 2019, and 19% at December 31, 2018.

As of December 31, 2019, we were not participating in hedging of Euros or U.S. dollars. In previous years, the fair value of interest rate swaps, contracted to reduce the impact of rises in variable interest rates (LIBOR and EURIBOR), were accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

If the interest rate had been 100 basis points higher during 2019, the interest expense would have increased by €51 million. A 100 basis points decrease in interest rates during 2019 would have had the opposite effect for the amounts shown above.

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

Each Class A ADS represents the right to receive one half of one Class A ordinary share of Grifols. Each Class B ADS represents the right to receive one Class B non-voting preference share of Grifols.

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees. It has covered all such expenses incurred by us during 2019 for an amount of $1.8 million. The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

GLOSSARY OF TERMS

“ACA” refers to the Affordable Care Act, a U.S. regulation.

“AlphaID” is a free cheek swab to test for Alpha-1 deficiency in patients.

“AEMPS” refers to the Spanish Agency of Medicines and Medical Products.

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

“Brexit” refers to the withdrawal of the United Kingdom (U.K.) from the European Union (EU).

“CCPR” refers to the California Consumer Protection act, a regulation passed by the U.S. state of California.

“CFIUS” refers to the Committee on Foreign Investment in the United States.

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

“CSRC” refers to the Chinese Securities Regulatory Commission.

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

“FDA” is the U.S. Food and Drug Administration.

“Fibrin Sealant” is surgical adhesive material that is utilized in a variety of surgical situations.

“Fractionation” is the process of fractionating plasma, or separating it into its different components or plasma derivatives.

“FSS” refers to the Federal Supply Schedule, a schedule managed by the U.S. Department of Veterans Affairs, which includes discounted drug pricing for certain U.S. government agency programs.

“GPO” means group purchasing organization.

“GDPR” refers to the General Data Protection Regulation, an EU regulation.

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

“HHS” refers to the U.S. Department of Health and Human Services.

“HIPAA” refers to the Health Insurance Portability and Accountability Act of 1996, as amended, a U.S. regulation.

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

“Promonitor” Highly specific ELISA kits for quantification of serum drug levels and anti-drug antibodies of various biological drugs

“Q-Coagulometer, Q-Smart Q-Next and Q-Expert analyzers” Fully automated hemostasis analyzers that use reagents to measure blood coagulation levels.

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

B.	Management’s Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published financial statements under generally accepted accounting principles. For Grifols, “generally accepted accounting principles” means IFRS as issued by IASB.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on their assessment under these criteria, our management believes that, at December 31, 2019, our internal control over financial reporting is effective.

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

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2019 and 2018, and breaks down these amounts by category of service:

	2019	2018
	(in thousands of euros)
Audit fees	5,080	5,000
Audit-related fees(1)	736	373
Tax fees	55	232
All other fees(2)	0	228
Total	5,871	5,833

(1)       Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors. 2018 fees mainly includes limited review of semi-annual financial statements for filing with the CNMV and a comfort letter delivered in connection with the refinancing of the notes.

(2)       All other fees primarily relate to contract compliance services and training.

The table below sets forth the total fees paid to other auditors for services performed in the years 2019 and 2018, and breaks down these amounts by category of service:

	2019	2018
	(in thousands of euros)
Audit fees	62	83
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	62	83

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

The following table includes information about our share purchases during 2019:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
—	—	—	—	—

As of December 31, 2019, we hold 3,415,052 Class B shares and no Class B ADS’s in treasury. There were no purchases during the year.

Item 16.F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G.	CORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2019) and those followed by NASDAQ-listed U.S. domestic issuers.

Corporate Governance

Under NASDAQ Listing Rules, a U.S. domestic issuer is required to establish a quorum as specified in its bylaws for any meeting of the holders of common stock, provided, however, that such quorum is not permitted to be less than 33% of the outstanding shares of voting stock. The Articles of Association provide that, on the first call of our general shareholders’ meetings, a duly constituted meeting requires a quorum of at least 25% of our subscribed share capital with voting rights, and, if a quorum is not obtained on the first call, a meeting is validly convened on the second call regardless of the share capital in attendance. However, certain major corporate actions (such as issuing additional ordinary shares, increasing or decreasing our share capital, issuing debt securities, amending the Articles of Association or approving merger transactions) require shareholder approval at a meeting at which at least 50% of our subscribed share capital with voting rights is present or represented on the first call or at least 25% of the share capital with voting rights present or represented on second call. However, when the number of shareholders attending our meeting represents less than 50% of our subscribed share capital with voting rights, resolutions on any of these major corporate actions must be adopted by the affirmative vote of at least two-thirds of the share capital present or represented at such meeting.

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

Item 19.	EXHIBITS

Exhibit Number	Description

1.1	Articles of Association (Estatutos) of Grifols, S.A. (English translation)*

2.1	Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636 filed July 12, 2012))

2.2	Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed March 9, 2011)

2.3	Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed May 18, 2009)

2.4	Senior Notes Indenture, dated as of April 26, 2017, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

2.5	Form of 3.200% Senior Note (included as Exhibit A to Exhibit 2.4)

2.6

Senior Notes Indenture, dated as of November 15, 2019, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.7	Form of 1.625% Senior Note due 2025 (included as Exhibit A to Exhibit 2.6)

2.8	Form of 2.250% Senior Note due 2027 (included as Exhibit B to Exhibit 2.6)

4.1	Share and Asset Purchase Agreement, dated November 10, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. (f/k/a G-C Diagnostics Corp.) and Grifols, S.A. (incorporated herein by reference to Exhibit 4.1 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)†

Exhibit Number	Description

4.2	Amendment No. 1 to Share and Asset Purchase Agreement, dated December 27, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. and Grifols, S.A. (incorporated herein by reference to Exhibit 4.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.3	Amendment No. 2 to Share and Asset Purchase Agreement, dated January 9, 2014, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. and Grifols, S.A. (incorporated herein by reference to Exhibit 4.3 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)†

4.4	Asset Purchase Agreement by and among Hologic, Inc., Grifols Diagnostic Solutions, Inc. and Grifols, S.A., dated as of December 14, 2016 (incorporated herein by reference to Exhibit 4.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

4.5	Agreement for Assets Purchase by Share Issue by and between Shanghai RAAS Blood Products Co., Ltd. And Grifols, S.A., dated as of March 7, 2019 (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 5, 2019)

4.6	Credit and Guaranty Agreement, dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent*

4.7	Description of Securities*

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-6 of this annual report on Form 20-F)

10.1	Plasma Supply Agreement, dated as of February 5, 2019, among Grifols, S.A., Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema AG (incorporated herein by reference to Exhibit 10.1 of our Annual Report on Form 20-F/A (File No. 001-35193) filed on April 23, 2019)

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101	Interactive Data File

* Filed herewith.

† Portions of the exhibit have been omitted pursuant to an order granting confidential treatment dated June 30, 2014 by the Commission.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2019 and 2018

SUMMARY

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2019 and 2018

SUMMARY

•	Appendices
	•	Appendix I Information on Group Companies, Associates and Others	F-113
	•	Appendix II Operating Segments	F-125
	•	Appendix III Changes in Other Intangible Assets	F-127
	•	Appendix IV Movement in Rights of Use	F-129
	•	Appendix V Movement in Property, Plant and Equipment	F-130
	•	Appendix VI Statement of Liquidity for Distribution of Interim Dividend	F-132

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Grifols, S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the Company) as of 31 December  2019 and 2018, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and cash flows for each of the years in the three-year period ended 31 December 2019, and the related notes and Appendix I to VI (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2019, in conformity with International Financial Reporting Standard as issued by the International Accounting Standard Board and International Financial Reporting Standards as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of 1 January 2019 due to the adoption of IFRS 16, Leases.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the Diagnostic goodwill impairment analysis

As discussed in Notes 4 and 7 to the consolidated financial statements, the goodwill balance as of 31 December 2019 was Euros 5,507,063 thousand, of which Euros 2,656,938 thousand related to the Diagnostic cash generating unit (CGU). The Company calculates the recoverable amount of goodwill on an annual basis and whenever there is an indication that goodwill may be impaired. The recoverable amount of the Diagnostic CGU has been calculated by the Company based on its fair value less costs of disposal applying an EBITDA multiple used in connection with an agreement for the acquisition, by an independent third party, of a 45% stake in Grifols Diagnostic Solutions, Inc. (GDS).

We identified the evaluation of the Diagnostic goodwill impairment analysis as a critical audit matter because it involved a high degree of challenging auditor judgment and specialized skills were required to assess the valuation methodology and EBITDA multiple utilized to determine the recoverable amount.

The primary procedures we performed to address this critical audit matter included the following:

We tested certain internal controls over the Company´s goodwill impairment assessment process, including controls related to the determination of valuation methodology and EBITDA multiple used to calculate the recoverable amount of the Diagnostic CGU.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

-	Assessing the Company’s valuation methodology, and

-	Evaluating the EBITDA multiple used in the valuation by comparing it to EBITDA multiples from publicly available market data of comparable entities.

We challenged the Company’s valuation methodology by performing sensitivity analyses over the recoverable amount of the Diagnostic CGU using evidence that might be contrary to assumptions used by the Company and comparing the results to the carrying amount.

/s/ KPMG Auditores, S.L.

We have served as the Company’s auditor since 1990

Barcelona, Spain

6 April 2020

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2019 and 2018

(Expressed in thousands of Euros)

Assets	31/12/19	31/12/18
Goodwill (note 7)	5,507,063	5,209,230
Other intangible assets (note 8)	1,433,534	1,385,537
Rights of use (note 9)	703,858	—
Property, plant and equipment (note 10)	2,159,545	1,951,983
Investments in equity-accounted investees (note 11)	114,473	226,905
Non-current financial assets
Non-current financial assets measured at fair value	7	7
Non-current financial assets at amortized cost	138,923	107,594
Total non-current financial assets (note 12)	138,930	107,601
Deferred tax assets (note 28)	123,024	112,539
Total non-current assets	10,180,427	8,993,795
Inventories (note 13)	2,342,590	1,949,360
Trade and other receivables
Trade receivables	369,797	269,167
Other receivables	82,509	92,418
Current income tax assets	38,269	42,205
Trade and other receivables (note 14)	490,575	403,790
Other current financial assets (note 12)
Current financial assets measured at fair value	1,716,738	19,934
Current financial assets at amortized cost	12,188	34,031
Total current financial assets (note 12)	1,728,926	53,965
Other current assets	58,111	42,344
Cash and cash equivalents (note 15)	741,982	1,033,792
Total current assets	5,362,184	3,483,251
Total assets	15,542,611	12,477,046

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2019 and 2018

(Expressed in thousands of Euros)

Equity and liabilities	31/12/19	31/12/18
Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	3,009,599	2,441,931
Treasury stock	(49,584)	(55,441)
Interim dividend	(136,828)	(136,747)
Profit for the year attributable to the Parent	625,146	596,642
Total equity	4,478,665	3,876,717
Other comprehensive Income	(903)	(554)
Translation differences	344,357	349,391
Other comprehensive expenses	343,454	348,837
Equity attributable to the Parent (note 16)	4,822,119	4,225,554
Non-controlling interests (note 18)	2,023,649	471,050
Total equity	6,845,768	4,696,604
Liabilities
Grants (note 19)	11,377	11,845
Provisions (note 20)	8,030	6,114
Non-current financial liabilities (note 21)	6,846,068	6,099,463
Other non-current liabilities	983	1.301
Deferred tax liabilities (note 28)	463,827	404,398
Total non-current liabilities	7,330,285	6,523,121
Provisions (note 20)	53,109	80,055
Current financial liabilities (note 21)	361,312	277,382
Current debts with related companies	1,258	7,079
Trade and other payables
Suppliers	581,882	561,883
Other payables	165,632	159,816
Current income tax liabilities	5,966	1,917
Total trade and other payables (note 22)	753,480	723,616
Other current liabilities (note 23)	197,399	169,189
Total current liabilities	1,366,558	1,257,321
Total liabilities	8,696,843	7,780,442
Total equity and liabilities
	15,542,611	12,477,046

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

at 31 December 2019, 2018 and 2017

(Expressed in thousands of Euros)

	31/12/19	31/12/18	31/12/17
Continuing Operations
Net revenue (notes 6 and 24)	5,098,691	4,486,724	4,318,073
Cost of sales	(2,757,459)	(2,437,164)	(2,166,062)
Gross Margin	2,341,232	2,049,560	2,152,011
Research and Development	(276,018)	(240,661)	(288,320)
Selling, General and Administration expenses	(942,821)	(814,775)	(860,348)
Operating Expenses	(1,218,839)	(1,055,436)	(1,148,668)
Profit/(loss) of equity accounted investees with similar activity to that of the Group (note 2 and 11)	8,972	—	—
Operating Result	1,131,365	994,124	1,003,343
Finance income	114,197	13,995	9,678
Finance costs	(342,965)	(293,273)	(263,344)
Change in fair value of financial instruments	1,326	—	(3,752)
Impairment of financial assets at amortized cost	(37,666)	30,280	(18,844)
Exchange differences	(9,616)	(8,246)	(11,472)
Finance result (note 27)	(274,724)	(257,244)	(287,734)
Share of losses of equity accounted investees (note 11)	(39,538)	(11,038)	(19,887)
Profit before income tax from continuing operations	817,103	725,842	695,722
Income tax expense (note 28)	(168,459)	(131,436)	(34,408)
Profit after income tax from continuing operations	648,644	594,406	661,314
Consolidated profit for the year	648,644	594,406	661,314
Profit attributable to the Parent	625,146	596,642	662,700
Loss attributable to non-controlling interest (note 18)	23,498	(2,236)	(1,386)
Basic earnings per share (Euros) (see note 17)	0.91	0.87	0.97
Diluted earnings per share (Euros) (see note 17)	0.91	0.87	0.97

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2019, 2018 and 2017

(Expressed in thousands of Euros)

	31/12/19	31/12/18	31/12/17
Consolidated profit for the year	648,644	594,406	661,314
Items for reclassification to profit or loss
Translation differences	33,256	268,557	(532,389)
Available for sale financial Assets	—	—	10.145
Equity accounted investees (note 11) / Translation differences	(4,360)	(9,270)	(27,134)
Other	(349)	102	(14)
Other comprehensive income for the year, after tax	28,547	259,389	(549,392)

Total comprehensive income for the year	677,191	853,795	111,922
Total comprehensive income attributable to the Parent	641,772	856,598	113,441
Total comprehensive expense attributable to the non-controlling interests	35,419	(2,803)	(1,519)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2019, 2018 and 2017

(Expressed in thousands of Euros)

	31/12/2019	31/12/2018	31/12/2017
Cash flows from operating activities
Profit before tax	817,103	725,842	695,722
Adjustments for:	569,960	454,378	556,792
Amortization and depreciation (note 26)	302,455	228,609	215,490
Other adjustments:	267,505	225,769	341,302
(Profit) / losses on equity accounted investments (note 11)	30,566	11,038	19,888
Impairment of assets and net provision charges	(19,518)	(23,657)	66,047
(Profit) / losses on disposal of fixed assets (note 8, 9 and 10)	1,399	(6,700)	1,551
Government grants taken to income (note 19)	(1,388)	(1,166)	(286)
Finance cost / (income)	255,841	232,962	263,657
Other adjustments	605	13.292	(9.555)
Change in operating assets and liabilities	(481,537)	(112,639)	(65,800)
Change in inventories	(323,748)	(231,670)	(165,508)
Change in trade and other receivables	(99,374)	(13,141)	80,112
Change in current financial assets and other current assets	(13,871)	(3,092)	(2,691)
Change in current trade and other payables	(44,544)	135,264	22,287
Other cash flows used in operating activities	(336,593)	(330,153)	(344,968)
Interest paid	(236,179)	(225,146)	(207,079)
Interest recovered	9,487	6,862	9,492
Income tax (paid) / received	(107.797)	(111,585)	(147,015)
Other recovered (paid)	(2,104)	(284)	(366)
Net cash from operating activities	568,933	737,428	841,746
Cash flows from investing activities
Payments for investments	(551,497)	(852,536)	(2,209,667)
Group companies, associates and business units (notes 3, 2 (b) and 11)	(119,745)	(524,081)	(1,857,210)
Property, plant and equipment and intangible assets	(412,305)	(307,722)	(322,973)
Property, plant and equipment	(310,383)	(231,983)	(251,507)
Intangible assets	(101,922)	(75,739)	(71,466)
Other financial assets	(19,447)	(20,733)	(29,484)
Proceeds from the sale of investments	2,708	70,669	23,787
Property, plant and equipment	2,708	550	762
Other financial assets	—	70,119	23,025
Net cash used in investing activities	(548,789)	(781,867)	(2,185,880)
Cash flows from financing activities
Proceeds from and payments for financial liability instruments	(7,515)	37,418	1,808,771
Issue	120,079	179,350	1,912,615
Redemption and repayment	(127,594)	(141,932)	(103,844)
Dividends and interest on other equity instruments	(234,271)	(275,783)	(218,260)
Dividends paid	(238,740)	(278,841)	(218,260)
Dividends received	4,469	3,058	—
Other cash flows from / (used in) financing activities	(90,552)	4,661	(156,446)
Financing costs included on the amortised costs of the debt	(84,346)	—	(142,288)
Other amounts from / (used in) financing activities	(6,206)	4,661	(14,158)
Transaction with minority interests with no loss of control (note 3)	(18)	386,207	—
Net cash from/(used in) financing activities	(332,356)	152,503	1,434,065
Effect of exchange rate fluctuations on cash	20,402	39,207	(98,419)
Net increase in cash and cash equivalents	(291,810)	147,271	(8,488)
Cash and cash equivalents at beginning of the year	1,033,792	886,521	895,009
Cash and cash equivalents at year end	741,982	1,033,792	886,521

The accompanying notes form an integral part of the consolidated financial statements,

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity
for the years ended 31 December 2019, 2018 and 2017

(Expressed in thousands of Euros)

	Attributable to shareholders of the Parent
							Accumulated other comprehensive income
				Profit				Available		Equity
				attributable				for sale	Other	attributable	Non-
	Share	Share		to	Interim	Treasury	Translation	financial	comprehensive	to	controlling
	capital	premium	Reserves	Parent	dividend	stock	differences	assets	Income	Parent	interests	Equity
Balance at 31 December 2016	119,604	910,728	1,694,245	545,456	(122,908)	(68,710)	648,927	(5,219)	(642)	3,721,481	6,497	3,727,978
Translation differences	—	—	—	—	—	—	(559,390)	—	—	(559,390)	(133)	(559,523)
Available for sale financial assets	—	—	—	—	—	—	—	10,145	—	10,145	—	10,145
Other comprehensive income	—	—	—	—	—	—	—	—	(14)	(14)	—	(14)
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	(559,390)	10,145	(14)	(549,259)	(133)	(549,392)
Profit/(loss) for the year	—	—	—	662,700	—	—	—	—	—	662,700	(1,386)	661,314
Total comprehensive income / (expense) for the year	—	—	—	662,700	—	—	(559,390)	10,145	(14)	113,441	(1,519)	111,922
Net change in treasury stock (note 16 (d))	—	—	—	—	—	6,288	—	—	—	6,288	—	6,288
Acquisition of non-controlling interests (note 16 (c))	—	—	(346)	—	—	—	—	—	—	(346)	(43)	(389)
Other changes	—	—	6,475	—	—	—	—	—	—	6,475	(49)	6,426
Interim dividend	—	—	—	—	(122,986)	—	—	—	—	(122,986)	—	(122,986)
Distribution of 2016 profit
Reserves	—	—	422,548	(422,548)	—	—	—	—	—	—	—	—
Dividends	—	—	(95,274)	—	—	—	—	—	—	(95,274)	—	(95,274)
Interim dividend	—	—	—	(122,908)	122,908	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	333,403	(545,456)	(78)	6,288	—	—	—	(205,843)	(92)	(205,935)
Balance at 31 December 2017	119,604	910,728	2,027,648	662,700	(122,986)	(62,422)	89,537	4,926	(656)	3,629,079	4,886	3,633,965
Impact of new IFRS (note 2)	—	—	29,562	—	—	—	—	(4,926)	—	24,636	—	24,636
Balance at 31 December 2017 adjusted	119,604	910,728	2,057,210	662,700	(122,986)	(62,422)	89,537	0	(656)	3,653,715	4,886	3,658,601

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity
for the years ended 31 December 2019, 2018 and 2017

(Expressed in thousands of Euros)

	Attributable to shareholders of the Parent
							Accumulated other comprehensive income
				Profit				Available		Equity
				attributable				for sale	Other	attributable	Non-
	Share	Share		to	Interim	Treasury	Translation	financial	comprehensive	to	controlling
	capital	premium	Reserves	Parent	dividend	stock	differences	assets	Income	Parent	interests	Equity
Translation differences	—	—	—	—	—	—	259,854	—	—	259,854	(567)	259,287
Other comprehensive income	—	—	—	—	—	—	—	—	102	102	—	102
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	259,854	—	102	259,956	(567)	259,389
Profit/(loss) for the year	—	—	—	596,642	—	—	—	—	—	596,642	(2,236)	594,406
Total comprehensive income / (expense) for the year	—	—	—	596,642	—	—	259,854	—	102	856,598	(2,803)	853,795
Net change in treasu ry stock (note 16 (d))	—	—	—	—	—	6,981	—	—	—	6,981	—	6,981
Acquisition / Divestment of non-controlling interests (note 16 (c))	—	—	(3,462)	—	—	—	—	—	—	(3,462)	469,010	465,548
Other changes	—	—	(9,437)	—	—	—	—	—	—	(9,437)	(43)	(9,480)
Interim dividend	—	—	—	—	(136,747)	—	—	—	—	(136,747)	—	(136,747)
Distribution of 2017 profit:
Reserves	—	—	539,714	(539,714)	—	—	—	—	—	—	—	—
Dividends	—	—	(142,094)	—	—	—	—	—	—	(142,094)	—	(142,094)
Interim dividend	—	—	—	(122,986)	122,986	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	384,721	(662,700)	(13,761)	6,981	—	—	—	(284,759)	468,967	184,208
Balance at 31 December 2018	119,604	910,728	2,441,931	596,642	(136,747)	(55,441)	349,391	—	(554)	4,225,554	471,050	4,696,604
Translation differences	—	—	—	—	—	—	16,975	—	—	16,975	11,921	28,896
Other comprehensive income	—	—	—	—	—	—	—	—	(349)	(349)	—	(349)
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	16,975	—	(349)	16,626	11,921	28,547
Profit/(loss) for the year	—	—	—	625,146	—	—	—	—	—	625,146	23,498	648,644
Total comprehensive income / (expense) for the year	—	—	—	625,146	—	—	16,975	—	(349)	641,772	35,419	677,191
Net change in treasury stock (note 16 (d))	—	—	—	—	—	5,857	—	—	—	5,857	—	5,857
Acquisition / Divestment of non-controlling interests (note 16 (c))	—	—	220,976	—	—	—	(22,009)	—	—	198,967	1,517,180	1,716,147
Other changes	—	—	(11,291)	—	—	—	—	—	—	(11,291)	—	(11,291)
Interim dividend	—	—	—	—	(136,828)	—	—	—	—	(136,828)	—	(136,828)
Distribution of 2018 profit:
Reserves	—	—	459,895	(459,895)	—	—	—	—	—	—	—	—
Dividends	—	—	(101,912)	—	—	—	—	—	—	(101,912)	—	(101,912)
Interim dividend	—	—	—	(136,747)	136,747	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	567,668	(596,642)	(81)	5,857	(22,009)	—	—	(45,207)	1,517,180	1,471,973
Balance at 31 December 2019	119,604	910,728	3,009,599	625,146	(136,828)	(49,584)	344,357	—	(903)	4,822,119	2,023,649	6,845,768

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(1) Nature, Principal Activities and Subsidiaries

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

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

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially hemoderivatives.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California).

(2) Basis of Presentation

The consolidated financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated financial statements for 2019 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) which for Grifols Group purposes, are identical to the standards as endorsed by the International Financial Reporting Standards as adopted by the European Union (IFRS-EU) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2019, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended.

The consolidated financial statements have been prepared on a going concern basis.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its financial statements under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by spanish capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Board of Directors of Grifols, S.A. considers that these consolidated financial statements of 2019 authorized for issue at their meeting held on 1 April 2020, will be approved by the shareholders without any modifications.

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2019 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

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

•	Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.
•	Determination the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3.
•	Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.
•	Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 29.
•	The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from deductible temporary differences to the extent that it is probable that sufficient taxable income will be available against which they can be utilized, based on management estimates on amount and payments of future taxable profits (see notes 4(s) and 28).
•	Analysis that the refinancing of debt and bonds does not result in a new financial liability (see note 21).

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

At 31 December 2019 results from operating activities include “Profit/(loss) of equity accounted investees with similar activity to that of the Group” amounting to Euros 8,972 thousand. This change is justified due to the fact that some of the investee companies perform the same activity as the Group’s statutory activity described in note 1, together with its growing contribution to the consolidated statement of profit and loss . The Group has proceeded to apply this decision in the presentation of these consolidated financial statements without retroactive effect, as the amount in previous years is not significant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b)	Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2019, 2018 and 2017, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method.

Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence, it has been fully consolidated.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence, it has been fully consolidated.

Changes in associates and jointly controlled entities are detailed in note 11.

Changes in subsidiaries

In 2019:

•	The Group aims to reinforce its strategic presence in China. In March 2019, Grifols entered into a shares exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols should deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange should receive 1,766 million of SRAAS shares (representing 26.2% of the share capital). Thus, such transaction does not entail a cash flow movement.

The exchange ratio determined upon that date, was estimated using different valuation methods, among others the stock price for SRAAS and discounted cash flows and market multiples for GDS.

Grifols will retain the control of GDS through the retention of the 55% of the economic rights and 60% of the voting rights and shares received of SRAAS will be considered as an investment in an associate because Grifols will have a significant influence according to IAS 28 – Investment in Associates and Joint Ventures.

As of 30 September 2019, Grifols obtained the authorization from the US agency, “Committee on Foreing Investment in the United States” (CFIUS) and on 13 November 2019, Shanghai RAAS Blood Products, Co. Ltd. obtained the authorization from the Chinese Securities Regulatory Commission (CRSC).

As of 31 December 2019, Grifols transferred the rights of 90 shares of its subsidiary GDS in exchange of a contractual right in which will result in an investment in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, as of 31 December 2019, SRAAS was the minority shareholder owner of the 45% of GDS. Such contractual right fulfills the definition of financial asset under IFRS 9 – Financial Instruments and has been classified as a financial asset at fair value with changes in results for not complying with the principal and interest payment criteria (because they will be received participations in SRAAS). Grifols has recorded the aforementioned contractual right for the fair value of the GDS shares transferred and subsequently said right was measured based on its fair value with changes in results.

The delivery of GDS shares had no impact on the consolidated results of Grifols Group according to IFRS 10 – Consolidated Financial Statements, since it is considered a transaction with non-controlling interest where Grifols retained control over GDS. The impact in the Consolidated balance sheet at 31 December 2019 resulted in an increase of: Other Current Financial Assets amounting to EUR 1,717 million (note 12); Non-controlling Interests amounting to EUR 1,511 million (note 18); Retained Earnings amounting to EUR 227 million (note 16), a decrease in translation differences for an amount of Euros 22 million and a benefit in the consolidated statement of profit and loss from fiscal year 2019 amounting Euros 1 million related to the change in the contractual right value (note 27).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Finally, the directly attributable costs to the future acquisition of SRAAS were recognized as a Current Asset amounting to EUR 12 million as of 31st December 2019 and are presented under chapter “Other Current Assets”. Subsequently, such costs will be included in the initial carrying amount at the date of acquisition of SRAAS.

•	On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory In April 2019, the Group has exercised the call option and has completed the acquisition of the remaining shares of the IBBI companies (see note 3).
•	On 24 July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceases to have non-controlling interest (see notes 18 and 16 (c)).
•	On 16 April 2019 and 3 December 2019 Araclon Biotech , S.L carried out two share capital increases of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1% (see notes 18 and 16 (c)).
•	With effect as of 1 January 2019, Instituto Grifols, S.A. and Gri-Cel, S.A. entered into a merger agreement. The surviving company was Instituto Grifols, S.A.

In 2018:

•	On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for a global amount of US Dollars 538,014 thousand. Scranton is an existing shareholder of Grifols (see note 3(b)).
•	On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollars 286,454 thousand, after obtaining the consent of the US Federal Trade Commission (see note 3).
•	On 19 March 2018, Grifols entered into an agreement with Aton GmbH for the purchase of 100% of the shares of German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. The closing of this transaction took place in June 2018 (see note 3).
•	On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, subscribed a capital increase in the amount of US Dollars 98 million in the U.S company Goetech LLC, based in Denver, Colorado, trading as Medkeeper. As a result, Grifols reached a 54.76% interest in Medkeeper and a majority position on the board of directors.
•	On 12 January 2018 the Group acquired the remaining 50% of the voting rights of Aigües Minerals de Vilajuïga, S.A. and consequently Grifols held 100% of the voting rights for a total amount of Euros 550 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

In 2017:

•	On 4 December 2017, Progenika Biopharma, S.A., transferred the total shares of Abyntek Biopharma, S.L. to a third party. No profit or loss was recognized on this transaction.
•	On 11 October 2017, Grifols Diagnostic Solutions, Inc. acquired an additional 0.98% interest in Progenika Biopharma, S.A. from its non-controlling interests for a total amount of Euros 644 thousand in the form of a cash payment. As a result, Grifols owed 90.23% of Progenika’s share capital at 31 December 2017.
•	On 24 July 2017, Grifols acquired an additional 40% interest in Kiro Grifols, S.L. for a purchase price of Euros 12.8 million. With this new acquisition, Grifols reached a 90% interest in equity of Kiro Grifols S.L. (see note 3(b)).
•	On 13 March 2017, Progenika Latina, S.A. de C.V., was wound up. The assets and liabilities of Progenika Latina. S.A. de C.V were integrated into Progenika Biopharma, S.A.
•	On 31 January 2017, Grifols closed the transaction for the asset purchase agreement to acquire Hologic’s business of NAT (Nucleic Acid Testing) donor screening unit, previously agreed on 14 December 2016, for a total amount of US Dollars 1,865 million (see note 3(a)).
•	On 5 January 2017, the Group incorporated a new company called Chiquito Acquisition Corp.
•	With effect as of 1 January 2017, Grifols Diagnostic Solutions, Inc. and Progenika, Inc. entered into a merger agreement. The surviving company was Grifols Diagnostic Solutions, Inc.
(c)	Amendments to IFRS in 2019, 2018 and 2017

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated financial statements of the Group.

Effective date in 2017

Mandatory application for annual periods
Standards		IASB effective date	EU effective date
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses(issued on 19 January 2016)	1 January 2017	1 January 2017
IAS 7	Disclosure Initiative (issued on 29 January 2016)	1 January 2017	1 January 2017
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016) - IFRS 12	1 January 2017	1 January 2017

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Effective date in 2018

Mandatory application for annual periods beginning on or after:
Standards		IASB effective date	EU effective date
IFRS 15	Revenue from contracts with Customers (issued on 28 M ay 2014)	1 January 2018	1 January 2018
IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018	1 January 2018
IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018	1 January 2018
IFRS 2	Classification and M easurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018	1 January 2018
IFRS 4 IFRS 9	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (issued on 12 September 2016)	1 January 2018	1 January 2018
IFRIC 22	IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration (issued on 8 December 2016)	1 January 2018	1 January 2018
IAS 40	Amendments to IAS 40: Transfers of Investment Property (issued on 8 December 2016)	1 January 2018	1 January 2018
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016)	1 January 2018	1 January 2018

The application of these standards and interpretations had some impacts on the consolidated financial statements for the year ended 31 December 2018, which are detailed below:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments was applied on 1 January, 2018 without any restatements of the comparative figures relative for the prior year. The impacts of the first-time adoption, recognized directly in equity, were as follows:

-	Classification and measurement of financial assets:

In general terms, based on the analysis of the new classification based on the business model, the majority of financial assets continued to be measured at amortized cost, the main exception being equity instruments, which are measured at fair value through profit or loss.

-	Impairment of financial assets:

As mentioned in Note 4k, the Group applied the simplified estimated expected loss model to estimate the impairment of “Trade and other receivables”.

In this context, the Group defined a methodology to evaluate periodically (annually), firstly, if there are significant variations in the credit risk of the counterparties (commercial customers), to subsequently determine the expected credit loss during the life of the asset considering the low credit risk.

At 31 of December 2018, Group management considered that the credit risk for “Trade and other receivables” was low according to the payment behavior of customers, as well as based on the historical experience of credit lossin the Group (2017: 0.19%, 2016: 0.17% and 2015: 0.13%).

As a result of applying this methodology, at 31December 2018, the amount of impairment for estimated loss estimated for “Trade and other receivables” was not significant, nor did it differ significantly from the amount recognized under the impairment model of loss incurred set out in IAS 39.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

-	Modification or exchanges of financial liabilities that do not result in derecognition of liabilities

 According to the IASB's interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the new modified cash flows, discounted at the original effective interest rate of the liability.

IFRS 9 must be applied retrospectively as of 1 January 2018, therefore any gains or losses from the modification of financial liabilities that arise from applying the new standard in years prior to 1 January 2018 were recognized in reserves at that date and the comparative period was not re-expressed. Grifols retrospectively calculated the impact of adopting IFRS 9 on the refinancing of its senior debt and unsecured senior corporate notes in 2014 and 2017. As a result of these new calculations, the 2014 refinancing of both debts did not cause the derecognition of the respective liabilities, therefore generating an adjustment to profit and loss in that year. Considering the retroactive adjustment generated in 2014, the 2017 refinancing of senior debt did not result in the derecognition of the financial liability either. However, the refinancing of the unsecured senior corporate notes led to derecognition of the liability as it did not pass the new quantitative test. The adoption of IFRS 9 entailed a positive impact on reserves of Euros 24,636 thousand.

Details of the impacts on reserves due to the application of IFRS 9 application are follows:

	Thousand of Euros
Senior Unsecured Noted	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	853,667	1,000,000	146,333
Deferred Expenses			(41,035)
Negative Impact in reserves			105,298
	Thousand of Euros
Senior Secured Debt	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	3,375,157	3,226,244	(148,913)
Deferred Expenses			18,979
Positive impact in reserves			(129,934)
	Thousand of Euros
Total Impact	IAS 39	IFRS 9	Impact 01/01/2018
Total Debt	4,228,824	4,226,244	(2,580)
Deferred Expenses			(22,056)
Positive impact in reserves			(24,636)

IFRS 15 Revenue from Contracts with Customers

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

In order to identify the potential impacts of the application of the revenue recognition model according to IFRS15, the Group’s internal revenue recognition policies for the different types of contracts with customers (contract groups) were analyzed, identifying the performance obligations, the price of the transaction, its allocation to each performance obligation and the determination of their satisfaction schedule.

The Group assessed that the contractually agreed performance obligations are independent of each other, where each one has an assigned price in the contract (and that represents the independent sale price), and whose income is recognized at the time that the control is transferred (upon of hemoderivative products; diagnostic and hospital products, and equipment) or at the time when the service is rendered.

On the basis of this analysis, no performance obligations were identified whose recognition pattern differed significantly from the income pattern previously applied under IAS 18 (nor does it require new judgments for recognition), concluding that the effect on the consolidated financial statements derived from the application of IFRS 15 was not relevant.

On the other hand, based on the application of IFRS 15, no new assets or liabilities for contracts were identified with respect to those already recognized under the previous regulations, except for those referring to commissions for gaining customers, which amounted to Euros 2,934 thousand at 31 of December 2018, and which were considered as costs of obtaining a contract (not as an asset due to a contract).

Finally, it should be highlighted that no contracts with financing components were identified.

Effective in 2019

Mandatory application for annual periods beginning on or after:
Standards		IASB effective date	EU effective date
IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	1 January 2019
IFRIC 23	Uncertainty over Income Tax Treatments (issued on 7 June 2017)	1 January 2019	1 January 2019
IFRS 9	Prepayment Features with Negative Compensation (issued on 12 October 2017)	1 January 2019	1 January 2019
IAS 28	Long-term interests in Associates and Joint Ventures (issued on 12 October 2017)	1 January 2019	1 January 2019
Various	Annual Improvements to IFRS Standards 2015-2017 Cycle (issued on 12 December 2017)	1 January 2019	1 January 2019
IAS 19	Plan Amendment, Curtailment or Settlement (issued on 7 February 2018)	1 January 2019	1 January 2019

The application of these standards and interpretations has not had any significant impact on the consolidated financial statements, except for IFRS 16 "Leases", as follows:

IFRS 16 “Leases”

IFRS 16 brings in a single model for lease accounting by lessees in the statement of financial position. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. Lessors continue to classify leases as finance or operating leases.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

IFRS 16 replaces existing guidance on leases, including IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-Incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease.

The Group adopted IFRS 16 for the first time on 1 January 2019, but has not restated comparative figures for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet at 1 January 2019.

On 1 January 2019 there was no impact in equity due to the IFRS 16 application.

The main policies, estimates and criteria for the application of IFRS 16 are as follows:

•	Scope: IFRS 16 evaluation considers all the contracts in which the Group acts as lessee, except for contracts between the Group companies and the cancelable contracts.
•	Transition approach: The Group has opted to implement IFRS 16 using the modified retrospective approach, whereby the right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application. When applying this modified retrospective approach, the Group does not re-express the comparative information.
•	Discount rates: under IFRS 16, a lessee shall discount the future lease payments using the interest rate implicit in the lease if that rate can be readily determined. Otherwise, the lessee shall use the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan over a similar term, and with similar security, to obtain an asset of a similar value to the right–of-use asset.

An incremental effective interest rate has been applied and varies from 2.07% to 8.18% depending on the geographical area and the term of the lease agreement at the transition date.

•	The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral extension or termination option and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account.

The Group leases several buildings, equipment and vehicles. Leases agreements are usually made for fixed periods, as shown below:

Average lease term
Buildings and warehouses	10 to 15 years
Donor centers	13 to 15 years
PCs and hardware	3 to 5 years
Machinery	4 to 5 years
Vehicles	3 to 5 years

The lease terms of the agreements are negotiated on an individual basis and contain a wide range of terms and conditions.

•	Accounting policies applied during transition: The Group has employed the following practical expedients when applying the simplified method to leases previously carried as operating leases under IAS 17 Leases:
o	Non-application of IFRS 16 to agreements that were not previously deemed to contain a lease under IAS 17 and IFRIC 4 “Determining whether an arrangement contains a lease”.

o	Exclusion of the initial direct costs from the measurement of the right-of-use asset on the date of first-time adoption.

o	Exclusion of leases that expire within 12 months as from the date of first-time adoption.
o	Exclusion of leases in which the underlying asset has a low value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The reconciliation of lease liabilities for buildings and warehouses in relation to leases which had previously been classified as operating leases under IAS 17 (related to non-cancelable agreements and renewals) and lease liabilities under IFRS 16 at 1 January 2019 is as follows:

01/01/2019
Thousands of Euros
Operating lease commitments existing as at 31 December 2018	400,579
Periods covered by an option to extend the lease by the Group	579,261
Discounting using the Group's incremental borrowing rate	(311,116)
finance lease liabilities recognised as at 31 December 2018	1,395
Short-term leases recognised on a straight-line basis as expense	(4,822)
Others	(349)
Lease liability recognised as at 1 January 2019	664,948

The Group’s activities as a lessor are immaterial, and therefore the application of IFRS 16 has not had a significant impact on the consolidated financial statements.

IFRIC 23 - "Uncertainty in the treatment of income taxes”

IFRIC 23 "Uncertainty in the treatment of income taxes" clarifies how to apply the recognition and measurement requirements of IAS 12 "Income taxes" when there is uncertainty as to the treatment of income taxes. In this situation, an entity reflects the effect of uncertainty when determining taxable earnings, tax bases, unused tax losses, unused tax credits and tax rates.

Grifols analyzed the possible uncertain tax treatments, concluding that the application of this interpretation do not have an impact on 2019 consolidated financial statements

Standards issued but not effective in 2019

Standards		Mandatory application for annual periods beginning on or after: IASB effective date	Mandatory application for annual periods beginning on or after: EU effective date
IAS 1 IAS 8	Definition of material (issued on 31 October 2018)	1 January 2020	1 January 2020
Various	Amendments to references to the Conceptual Framework in IFRS Standards (issued on 29 March 2018)	1 January 2020	1 January 2020
IFRS 3	Amendment to IFRS 3: Business combinations (issued on 22 October 2018)	1 January 2020	pending
IFRS 9 IAS 39	Interest rate benchmark reform (issued on 26 September 2019)	1 January 2020	1 January 2020
IFRS 7 IFRS 17	Insurance Contracts (issued on 18 M ay 2017)	1 January 2021	pending

The Group has not applied any of these standards or interpretations in advance of their effective date.

The application of these standards and interpretations is not expected to have any significant impact on the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(3) Business Combinations

2019

(a)	Acquisition of assets used in plasma donor centers

On 31 May 2019 the Group, through its subsidiary Haema AG, acquired four plasma donor centers from Kedplasma, GmbH. The agreed purchase price was Euros 20,500 thousand.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

Thousands of Euros
Cost of the business combination
Payment in cash	20,500
Total business combination cost	20,500
Fair value of net assets acquired	1,620
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	18,880

The resulting goodwill is allocated to the Bioscience segment and it includes the donor data base, FDA licenses and workforce.

The fair value of net assets acquired mainly includes property, plant and equipment amounting to Euros 1,396 thousand.

(b) Acquisition of Interstated Blood Bank, Inc. Group

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), with headquarters inMemphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group has exercised the call option and has completed the acquisition of the remaining shares of the IBBI group companies.

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid
Cash paid	88,984	100,000
Total consideration paid	88,984	100,000
Fair value of the previous investment in the company	94,126	105,779
Fair value of the call option	8,898	10,000
Fair value of net assets acquired	19,345	21,744
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	172,663	194,035

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Intangible assets (note 8)	77	87
Property, plant and equipment (note 10)	23,724	26,661
Inventories	10,271	11,543
Trade and other receivables	12,080	13,575
Other current assets	2,015	2,265
Cash and cash equivalents	1,961	2,204
Total assets	50,128	56,335
Non-current liabilities	(10,233)	(11,500)
Current liabilities	(20,550)	(23,091)
Total liabilities and contingent liabilities	(30,783)	(34,591)
Total net assets acquired	19,345	21,744

The resulting goodwill has been allocated to the Bioscience segment.

The variation between the fair value of the previous investment and the book value amounts to Euros 4,521 thousand and has been recognized as an income in section “Share of income/(losses) of equity accounted investees with group’s similar activity” in the consolidated statement of profit or loss. Had the acquisition taken place on 1 January 2019, the net amount of the Group´s revenue would have increased by Euros 10,146 thousand and profit would have decreased by Euros 1,436 thousand.

IBBI’s net revenue and profit between the acquisition date and 31 December 2019 amounts to Euros 13,364 thousand and Euros 280 thousand, respectively.

2018

(a) Acquisition of assets used in centers from Kedplasma

In August and December 2018, the Group, through its company Biomat USA, Inc., acquired six donor centers from Kedplasma LLC. The purchase price agreed was Euros 20,939 thousand and Euros 21,841 thousand, respectively.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination
Payment in cash	42,780	50,163
Total business combination cost	42,780	50,163
Fair value of net assets acquired	5,042	5,787
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	37,738	44,376

The resulting goodwill is allocated to the Bioscience segment and it includes the donor data base, FDA licenses and workforce.

The fair value of net assets acquired mainly includes property, plant and equipment amounting to Euros 4,942 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b) Biotest Acquisition

On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollars 286,454 thousand, after obtaining the consent of the US Federal Trade Commission. Grifols acquired the shares from Biotest Divestiture Trust.

Biotest USA owns a plasma collection business in the USA with 24 plasma collection centers throughout the territory. In fiscal year 2017, it obtained approximately 850,000 liters of plasma.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Total business combination cost	245,126	286,454
Fair value of net assets acquired	114,463	133,761
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	130,663	152,693

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Cash and cash equivalents	5,876	6,867
Trade and other receivables	15,114	17,663
Inventories	18,235	21,309
Other assets	2,438	2,849
Intangible assets (note 8)	19,511	22,800
Goodwill	5,571	6,510
Property, Plant and equipment (note 10)	22,190	25,931
Deferred tax assets	33,917	39,635
Financial assets	10,975	12,825
Total assets	133,827	156,389
Trade and other payables	(5,322)	(6,219)
Other liabilities	(4,249)	(4,965)
Deferred tax liability	(4,878)	(5,700)
Long-term liabilities	(4,915)	(5,744)
Total liabilities and contingent liabilities	(19,364)	(22,628)
Total net assets acquired	114,463	133,761
Goodwill (note 7)	130,663	152,693
Total business combination cost	245,126	286,454

The resulting goodwill was allocated to the Bioscience segment.

Had the acquisition taken place on 1 January 2018, the net amount of the Group´s revenue and profit would have increased by Euros 90,216 thousand and Euros 5,592 thousand, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The revenue and profit of Biotest between the acquisition date and 31 December 2018 amounted to Euros 73,747 thousand and Euros 7,473 thousand, respectively.

On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for a total of US Dollars 538,014 thousand (see note 1). Scranton is an existing shareholder of Grifols (see note 31). The sale of Biotest and Haema to Scranton took place for the same price, at the December 2018 US Dollar/Euro exchange rate, and under the same terms and conditions existing when Grifols acquired both companies.

The sale of Biotest and Haema did not result in a loss of control for the Group. In assessing the existence of control, Grifols considered the potential voting rights to determine whether it had power and therefore control. The Group holds potential voting rights arising from the repurchase options of the shares and they are substantive, based on the following:

•	The sale contract includes a call option for Grifols which grants the irrevocable and exclusive right (not an obligation) to be able to acquire the shares sold to Scranton (both at the same time) at any time from the effective date of sale.
•	The purchase option has been negotiated jointly in the same sale agreement of the entities.
•	The price of exercising the call option will be equal to the higher of: a) the price at which Grifols sold them plus costs incurred in the transaction and plus the increase in working capital and (b) the amount of debt that Scranton owns related to this transaction at the date on which Grifols exercises the option (principal plus interest plus any other cost to be able to cancel said loan). Considering that the projections for the entities are for growth and an improvement in their results is expected, it is concluded that said call option is "in the money" since their market price is estimated to be higher than that agreed in the call option.
•	Even if a nullity clause on the call option is included in the case of default by the buyer (standard clause included in financing agreements), it has been considered remote since Grifols will have the capacity to exercise said call option in the remediation period of 90 days.
•	There are no agreements between shareholders that establish that the relevant decisions are approved in a different manner than by majority vote.
•	There is a commitment from Grifols to provide support services in the plasma collection business of the donation centers for their subsequent sale and thus ensure that these companies will continue to operate effectively, as well as ensuring the continuity and growth of said entities. Likewise, there is a "Plasma Supply Agreement" agreement whereby the plasma to be produced by these entities will be almost entirely to meet the needs of Grifols. There is no exclusivity of sale.

The aforementioned are indicators of Grifols' power over these entities, even after their sale, considering that the repurchase options are susceptible to being exercised and Grifols would have the financial capacity to carry them out.

Consequently, the sale of the entities did not result in a loss of control, which is why the entities continue to consolidate, recording the sale as a transaction in equity without any impact on the consolidated statements of profit and loss.

(c) Haema AG

On 19 March 2018, Grifols entered into an agreement with Aton GmbH for the purchase of 100% of the shares of the German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. This transaction was closed in June 2018.

As a result of this acquisition Grifols acquired Haema’s business, based on the collection of plasma for fractionation, which includes 35 plasma collection centers located throughout Germany, and three more centers under construction at the acquisition date. Haema AG’s headquarters are located in Leipzig and measure approximately 24,000 m² (which include administration, production, storage and power station buildings) and it also has a central laboratory in Berlin.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Haema AG employs about 1,100 people and collected almost 800,000 liters of plasma in the preceding financial year, coming from approximately 1 million donations.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

Thousands of Euros
Total business combination cost	220,191
Fair value of net assets acquired	49,057
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (see note 7)	171,134

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

Fair value
Thousands of Euros
Cash and cash equivalents	7,727
Trade and other receivables	10,321
Inventories	5,535
Other assets	836
Intangible assets (note 8)	1,518
Property, Plant and equipment (note 10)	25,407
Total assets	51,344
Trade and other payables	(1,795)
Contingent liabilities	(492)
Total liabilities and contingent liabilities	(2,287)
Total net assets acquired	49,057
Goodwill (note 7)	171,134
Total business combination cost	220,191

The resulting goodwill was allocated to the Bioscience segment.

Had the acquisition taken place on 1 January 2018, the net amount of the Group´s revenue would have increased by Euros 39,517 thousand and the Group´s profit would not have changed significantly.

The revenue and profit of Haema AG between the acquisition date and 31 December 2018 amounted to Euros 46,758 thousand and Euros 53 thousand, respectively.

On 28 December 2018, Grifols sold Haema AG to Scranton Enterprises B.V (see note 3 (b) for further details).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(d) Goetech, LLC Acquisition (“MedKeeper”)

On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, subscribed a capital increase for an amount of US Dollars 98 million in the U.S company Goetech LLC, with headquarters in Denver, Colorado, and trading as Medkeeper. As a result of this transaction, Grifols held a 51% interest in Medkeeper and also held a majority position on the board of directors.

The acquisition agreement included the repurchase of own shares by Medkeeper from the non-controlling shareholder in the amount of US Dollars 14 million (in 2 business days) and US Dollars 20 million (in two years) (see note 21(d)). The agreement grants a call option to Grifols to acquire the remaining non-controlling stake for a term of three years and Medkeeper has a put option to sell this stake to Grifols, which may be executed at the end of the three-year period.

As the non-controlling shareholders did not have access to the economic rewards associated with the underlying ownership interests related to shares under the put and call commitment, we the advance-acquisition method was applied. Under this method the agreement was recognized as an advance acquisition of the underlying non-controlling interest, as if the put option had already been exercised by the non-controlling shareholders.

Medkeeper´s core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the processes, control systems and monitoring different preparations, while increasing patient safety.

This investment enhances the activity of the Grifols Hospital Division and it is part of the strategy to underpin this division into the U.S. market.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollar
Cost of the business combination
First repurchase of non-controlling interests	11,475	14,000
Second repurchase of non-controlling interests (discounted amount)	14,952	18,241
Purchase of remaining non-controlling interests	42,998	52,458
Total business combination cost	69,425	84,699
Fair value of net assets acquired	14,104	17,207
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	55,321	67,492

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Intangible assets (note 8)	30,561	37,285
Property, Plant and equipment (note 10)	67	82
Other non-current assets	2,350	2,867
Other current assets	4,453	5,433
Total assets	37,432	45,667
Non-current liabilities	(2,186)	(2,667)
Current liabilities	(7,711)	(9,407)
Deferred tax liability	(13,431)	(16,386)
Total liabilities and contingent liabilities	(23,328)	(28,460)
Total net assets acquired	14,104	17,207

The resulting goodwill was allocated to the Hospital segment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Had the acquisition taken place on 1 January 2018, the net amount of the Group´s revenue and profit would not have changed significantly.

The revenue and profit of Goetech LLC between the acquisition date and 31 December 2018 amounted to Euros 9,210 thousand and Euros 1,778 thousand, respectively.

(e)	Aigües Minerals de Vilajuïga, S.A.

On 1 June 2017 the Group acquired of 50% of the voting rights in Aigües Minerals de Vilajuïga, S.A. a company based in Vilajuïga, Girona, Spain.

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

The transaction was structured through the purchase of assets by Grifols Diagnostic Solutions, Inc., a U.S. incorporated and wholly-owned subsidiary of Grifols, S.A.

The assets acquired comprised a plant in San Diego, California (United States) as well as development rights, licenses to patents and access to product manufacturers.

Grifols considers itself as one of the only vertically integrated providers capable of offering comprehensive solutions to blood and plasma donation centers.

This acquisition strengthened cash flows and positively impacted the Group’s margins. The sales revenues of the Diagnostic Division do not change as a result of the acquisition due to the existing commercialization agreement between Grifols and Hologic in place since 2014, under which Grifols commercializes this line of business.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	DollarsThousands of US
Cost of the business combination
Payment in cash	1,734,077	1,865,000
Result of the cancellation of the existing contract	41,894	45,057
Total business combination cost	1,775,971	1,910,057
Fair value of net assets acquired	309,551	332,923
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	1,466,420	1,577,134

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

The expenses incurred in this transaction in 2017 amounted to approximately Euros 13 million (Euros 5.1 million in 2016).

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair Value
	Thousands of Euros	Thousands of US Dollars
R&D in progress	137,756	148,157
Other Intangible assets	142,174	152,908
Property, plant and equipment	24,569	26,424
Deferred Tax Assets (note 28)	16,736	18,000
Inventories	30,157	32,434
Total Assets	351,392	377,923
Current Provisions (note 20 (b))	41,841	45,000
Total liabilities and contingent liabilities	41,841	45,000
Total net assets acquired	309,551	332,923

The resulting goodwill has been allocated to the Diagnostic segment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements
(b)	Kiro Grifols, S.L.

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

(c)	Kedplasma acquisition

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

Goodwill was allocated to the Bioscience segment and includes the plasma donor data base, FDA licenses and workforce retained.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

When the Group's share of the losses in an investment accounted for using the equity method equals or exceeds its interest in the entity, the Group does not recognize additional losses, unless it has incurred in obligations or made payments on behalf of the other entity.

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

Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers. Under IFRS 11 "Joint arrangements" investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than on the legal structure of the joint agreement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

• Income and expenses, including comparative amounts, are translated using the previous month's exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

(iv) Intangible assets acquired in business combinations

The cost of the identifiable intangible assets acquired in Biotest's business combination includes the fair value of the current contracts.

The cost of identifiable intangible assets acquired in the business combination of Hologic includes the fair value of the R&D projects and the Intellectual Property-Patents.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

The cost of identifiable intangible assets acquired in the Progenika business combination includes the fair value of currently marketed products sold and which are classified under “Other intangible assets” and “Research and Development”.

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

(i)	Leases

Leases after IFRS 16 application:

The Group had to change its accounting policies as a result of adopting IFRS 16. The Group has changed its accounting policy for leases where the Group is the lessee. The new policy is described in note 2(c) and the impact of the change in note 2 (c) and 9.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(i) Definitions

Lease contracts

A lease contract is a contract that fulfills the following conditions:

•	There is an identified asset explicitly specified in the contract or implicitly specified when it is made available for use by the Group. When the asset is a portion of an asset’s capacity it could also be an identified asset if it is physically distinct (a floor of a building, a storage location in a warehouse) or the Group has the right to receive substantially all its of capacity.
•	The lessee has the right to direct the use of the identified asset that means the right to determine how and for what purpose the asset will be used.
•	The lessee has the right to obtain all the economic benefits from that use throughout the period of use.

Non-lease contracts

Even if an asset is specified in the contract, if the lessor has a substantive substitution right throughout the period of use, the asset is not identified and the contract does not contain a lease.

When the lessee does not have the right to control the use of the asset, the contract does not contain a lease.

Non-lease contracts are not under this policy and the accounting treatment will be the one for a service contract (usually recognized as an expense).

(ii) Accounting policies

Lease contracts, where Grifols acts as lessee, will be recognized at inception of the contract as:

•	A lease liability representing its obligation to make future lease payments and,
•	A right of use representing its right to use the identified asset.

Exception: lease contracts that fulfill any of the following conditions will be recognized as monthly expense over the lease term:

•	For lease contracts where the lease term is 12 months or less at the commencement date.
•	For lease contracts where the value of the leased asset (individually), when new, is lower than US Dollars 5.000 or its equivalent in another currency.

Lease liability

Initial measurement

Lease liability corresponds to the present value of payments during the lease term using the interest rate implicit in the lease or, if this cannot be readily determined, the incremental lending rate, as follows:

•	Lease payments

Only lease components included in the lease contract are part of the liability calculation:

-	Fixed payments, less any lease incentives receivable;
-	Variable lease payments that depend on a known index or a rate;
-	The purchase option price if the lessee is reasonably certain to exercise that option;
-	Any amount already paid at the contract commencement date must not be included.

Non-lease components that could be included in a lease contract (e.g. maintenance services, consumption as utilities…) are not part of the lease liability and must be recognized as an expense as soon as the service is rendered to Grifols using the corresponding account according to its nature.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

•	Lease term

The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral extension or termination option and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account.

The lease liability is then calculated at the present value of the lease payments during the lease term, using an incremental discount rate specified in the contract, except for those contracts in which implicit interest rate is used because it is specifically mentioned in the contract.

•	Discount rate

Under IFRS 16, a lessee shall discount the future lease payments using the lease implicit interest rate if this can be reliably determined. Otherwise, the lessee shall use the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan of a similar term, and with similar security, to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Subsequent assessment

Subsequently, the lease financial liability will be increased by the interest on the lease liability and reduced by the payments made. The liability will be remeasured if there are changes in the amounts payable and the terms of the lease.

Lease liabilities will:

•	Increase the carrying amount to reflect the corresponding accrual of interest expense;
•	Reduce the carrying amount to reflect the lease payments made; and
•	Remeasure (increase or reduce) the carrying amount to reflect any reassessment or lease modifications. The balancing entry will be a lease expense for retrospective lease payments or right-of-use-assets for future lease payments. The discount rate to be used depends on the event causing the reassessment or modification.

Right-of-use asset (ROU asset)

Initial measurement

ROU assets are initially measured at cost, which comprises:

•	Initial measurement of the lease liability,
•	Any lease payments made to the lessor at or before the commencement date,
•	Estimated costs to dismantle or to remove the underlying asset,

•	Less any discount or incentive received from the lessor.

Subsequent measurement

The ROU asset is measured at cost, less any accumulated depreciation and any accumulated impairment losses.

Net book value of the ROU asset must be adjusted as for any re-measurement of the lease liability.

Depreciation method and useful life

Depreciation method: straight-line basis. Depreciation starts at the lease commencement date (when the asset is available for use).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Useful life:

•	If the purchase option is reasonably certain to be exercised: Useful life of the underlying asset.
•	Otherwise: The earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Leases before IFRS 16 application:

(i) Lessee accounting records

The Group has rights to use certain assets through lease contracts.

Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases.

•	Finance leases

At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as an expense in the years in which they are incurred. Property, plant and equipment acquired through a finance lease is amortized over the useful life of the asset or within the term of the lease, whichever is less, if there is no reasonable certainty that the group will obtain the property at the end of the term of the lease.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(j) Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

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

For purposes of its valuation, the Group classifies financial instruments in the categories of financial assets and financial liabilities at fair value through profit or loss, separating those initially designated from those held for trading or mandatorily measured at fair value through profit or loss, financial assets and financial liabilities valued at amortized cost and financial assets measured at fair value through other comprehensive income, separating the equity instruments designated as such, from other financial assets. The classification depends on the Group's business model to manage the financial assets and the contractual terms of the cash flows.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

The business model is determined by the key personnel of the Group and at a level that reflects the way in which they jointly manage groups of financial assets to achieve a specific business objective. The Group's business model represents the way in which it manages its financial assets to generate cash flows.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(iii)	Offsetting principles

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

Financial assets at amortized cost are initially recognized at their fair value, including the transaction costs incurred, and are subsequently measured at amortized cost, using the effective interest method.

(vi)	Debt instruments

The subsequent valuation of the debt instruments depends on the Group's business model to manage the asset and the characteristics of the cash flows of the asset. The Group's debt instruments consist mainly of trade and other receivables, which the Group classifies as financial assets at amortized cost.

Financial assets at amortized cost are assets that the Group holds for the collection of contractual cash flows when these cash flows represent only payments of principal and interest, and are valued at amortized cost. Interest income from these financial assets is included in finance income in accordance with the effective interest rate method.

(vii)	Equity instruments

The Group holds financial assets owned, mainly equity instruments, which are measured at fair value. When Group management has chosen to present the gains and losses on the fair value of the equity investments in other comprehensive income, after the initial recognition, the equity instruments are measured at fair value, recognizing the loss or gain in other comprehensive income. The amounts recognized in other comprehensive income are not subject to reclassification to profit or loss, without prejudice to reclassification to reserves at the time when the instruments are derecognized. Dividends from such investments continue to be recognized in income for the year as other income when the Group's right to receive payments is established.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(viii)	Impairment

As of 1 January 2018, the Group evaluates, on a prospective basis, the expected credit losses associated with its debt instruments recorded at amortized cost. The Group uses the practical solutions permitted by IFRS 9 to assess the expected credit losses related to commercial accounts using a simplified approach, eliminating the need to evaluate when there has been a significant increase in credit risk. The simplified approach requires that the expected losses be recorded from the initial recognition of receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument.

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

Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards derived from their ownership.

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

(xi)	Derecognition and modification of financial liabilities

The Group derecognizes a financial liability or part thereof when it has complied with the obligation contained in the liability, or is legally exempt from the main liability contained in the liability, either by virtue of a judicial process or by the creditor.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

For termination benefits payable as a result of an employee's decision to accept an offer of benefits, the time when the Group can no longer withdraw the offer of termination benefits is the earlier of when the employee accepts the offer and when a restriction on the Group's ability to withdraw the offer takes effect.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

For termination benefits payable as a result of the Group's decision to make an employee redundant, the Group can no longer withdraw the offer when it has informed the affected employees or union representatives of the plan and the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made. The plan must identify the number of employees to be made redundant, their job classifications or functions and their locations and the expected completion date. The plan must also establish the termination benefits that employees will receive in sufficient detail that employees can determine the type and amount of benefits they will receive when their employment is terminated.

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

(iv) Restricted Share Unit Retention Plan (RSU)

The Group gives share-based payments to certain employees who render services to the Company. The fair value of the services received is determined based on the estimated fair value of the shares given at the grant date. Because the equity instruments granted do not vest until the employees complete a specified period of service, those services are accounted for during the vesting period in the statement of profit and loss as an expense for the year, with the corresponding increase in equity. The amount recognized corresponds to that settled once the agreed terms have been met and it will not be adjusted or revalued during the accrual period, as the commitment is settled in the form of shares.

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

(s)	Income tax

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

Grifols periodically evaluates the positions taken in the tax declarations regarding the situations in which the applicable tax regulations are subject to interpretation and establishes provisions, if necessary, based on the amounts expected to be paid to the tax authorities, whose provision is reflected in the tax gain (loss).

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

• Liabilities are classified as current when they are expected to be settled in the Group's normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

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

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group's activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for approximately Euros 5,800 million. The new financing includes a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million.

In September 2018 the Group received an additional non-current loan from the European Investment Bank totaling Euros 85,000 thousand. The loan will be used to support certain investments in R&D which are mainly focused on searching for new therapeutic for plasmatic proteins. Financial terms include a fixed interest rate for a period of 10 years with a grace period of two years. At 31 December 2019, the carrying amount of the loans obtained from the European Investment Bank is Euros 233,750 thousand (Euros 244,375 thousand at 31 December 2018).

At 31 December 2019 the Group has total cash and cash equivalents of Euros 741,982 thousand (Euros 1,033,792 thousand at 31 December 2018). The Group also has approximately Euros 532,169 thousand in unused credit facilities (Euros 404,808 thousand at 31 December 2018), including Euros 445,434 thousand on the revolving credit facility (Euros 262,008 thousand at 31 December 2018).

As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse.

Market risk

Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimizing returns.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of the Group’s exposure to currency risk at 31 December 2019 and 2018 of the most significant financial instruments are shown in note 30.

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

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Notes) amounts to Euros 2,675 million, which represents approximately 63% of the Group’s total debt in Euros. The additional loans of Euros 233,750 thousand received from the European Investment Bank represent approximately 5% of the Group’s total debt in Euros.

Senior debt in Euros represents approximately 38% of the Group’s total Senior debt at 31 December 2019 (12% at 31 December 2018).

Total fixed-interest debt represents 45% of total debt at 31 December 2019 (19% at 31 December 2018).

(iii)	Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly-concentrated sector.

(b)	Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The directors consider various arguments to calculate capital structure:

•	The directors control capital performance using rates of returns on equity (ROE). In 2019 and 2018 the ROE stood at 14%. The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.
	Thousand of Euros
	2019	2018
Profit attributable to the parent	625,146	596,642
Equity attributable to the Parent	4,822,119	4,225,554
ROE	13%	14%
•	In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2019 and 2018, the Group complies with the covenants in the contract.
•	Consideration of the Company's credit rating (see note 21 (d)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The Parent held Class A and B treasury stock equivalent to 0.5% of its capital at 31 December 2019 (0.6% at 31 December 2018). The Group does not have a formal plan for repurchasing shares.

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

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•	Balance sheet: equity, cash and cash equivalents and loans and borrowings.
•	Statement of profit and loss: finance result and income tax.
(a)	Operating segments

The operating segments defined by the steering committee are as follows:

•	Bioscience: including all activities related with products derived from human plasma for therapeutic use.
•	Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.
•	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.
•	Bio Supplies: groups together all transactions related to biological products for non-therapeutic use, Kedrion production agreements, and third-party plasma sales channeled through Haema and Biotest.
•	Others: including the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2019, 2018 and 2017 are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Bioscience
Haemoderivatives	3,993,462	3,516,704	3,429,785
Diagnostic
Transfusional medicine	680,766	650,180	679,692
Other diagnostic	19,937	19,797	23,377
Hospital
Fluid therapy and nutrition	47,677	52,574	47,699
Hospital supplies	67,489	58,014	52,466
Bio supplies	266,540	167,004	66,791
Others	22,820	22,451	18,263
Total	5,098,691	4,486,724	4,318,073

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

•	All these products are human plasma derivatives and are manufactured in a similar way.
•	The customers and methods used to distribute these products are similar.
•	All these products are subject to the same regulations regarding production and the same regulatory environment.
(b)	Geographical information

Geographical information is grouped into four areas:

•	United States of America and Canada
•	Spain
•	Rest of the European Union
•	Rest of the world

The definition of these four segments is mainly due to the geographical level that Group management sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c)	Main customers

In 2019, there are no customers representing more than 10% of the Group’s gross revenue. In 2018 the revenue of one Bioscience segment customer represented approximately 10.06% of the Group’s gross revenues. For 2017 one Bioscience segment customer represented 11.0% of the Group’s total gross revenue.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(7)	Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2018 were as follows:

		Thousands of Euros
		Balance at	Business		Translation	Balance at
	Segment	31/12/2017	Combination	Disposals	differences	31/12/2018
Net value
Grifols UK.Ltd. (UK)	Bioscience	7,745	—	—	(63)	7,682
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	205,254	42,780	(2,827)	9,907	255,114
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,543	—	—	(272)	9,271
Grifols Therapeutics, Inc. (USA)	Bioscience	1,852,905	—	—	87,871	1,940,776
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,435,907	—	—	114,349	2,550,256
Kiro Grifols S.L. (Spain)	Hospital	26,510	(2,134)	—	—	24,376
Goetech LLC (USA)	Hospital	—	55,321	—	3,624	58,945
Haema AG (Germany)	Bioscience	—	171,134	—	—	171,134
Biotest Pharma Corp (USA)	Bioscience	—	136,234	—	2,808	139,042
		4,590,498	403,335	(2,827)	218,224	5,209,230
			(See note 3)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2019 are as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2018	Combination	differences	31/12/2019
Net value
Grifols UK.Ltd. (UK)	Bioscience	7,682	—	425	8,107
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	255,114	(4,278)	5,060	255,896
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,271	—	201	9,472
Grifols Therapeutics, Inc. (USA)	Bioscience	1,940,776	—	38,902	1,979,678
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,550,256	—	50,694	2,600,950
Kiro Grifols S.L. (Spain)	Hospital	24,376	—	—	24,376
Goetech LLC (USA)	Hospital	58,945	—	1,181	60,126
Haema AG (Germany )	Bioscience	171,134	18,880	—	190,014
Biotest Pharma Corp (USA)	Bioscience	139,042	10,943	2,963	152,948
Interstate Blood Bank, Inc. (USA)	Bioscience	—	172,663	199	172,862
		5,209,230	198,208	99,625	5,507,063
			(See note 3)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally, they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

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

The recoverable amount of the Diagnostic CGU was calculated based on its fair value less costs of disposal. In 2018, the fair value less costs of disposal was calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk. In 2019, the fair value less costs of disposal has been calculated considering the EBITDA multiple, defined as Operating Result before Interests, Tax and Amortization and Depreciation, used in connection with an agreement for the acquisition of a 45% stake in Grifols Diagnostic Solutions, Inc. by Shanghai RAAS blood products Co, Ltd. As Grifols Diagnostic Solutions, Inc. is the most significant part of the Diagnostic CGU, the consideration paid to acquire a relevant stake of that CGU, in an arm’s length transaction, provides the best evidence of that CGU’s fair value less costs of disposal.

In 2018, the recoverable amount of the Hospital CGU was calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk. In 2019, the recoverable amount of the Hospital CGU has been calculated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

This value in use calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment testing of the CGUs for 2018 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2%	8.90%
Diagnostic	2%	9.40%
Hospital	1.50%	13.10%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The key assumptions used in calculating impairment testing of the CGUs for 2019 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate	EBITDA multiple
Bioscience	2%	8.80%	—
Diagnostic	—	—	14.5x
Hospital	1.50%	10.80%	—

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are consistent with the forecasts included in industry reports. The discount rate used reflects specific risks relating to the CGU and the countries in which they operate.

The main assumptions used for determining the discount rates are the following:

•	Risk free rate: government bonds at 30 years.
•	Market risk premium: premium based on market research.
•	Unlevered beta: average market beta.
•	Debt to equity ratio: average market ratio.

The reasonably possible changes considered for the Bioscience and Hospital CGUs are a variation in the discount rate, as well as in the perpetual growth rate estimated. The reasonably possible changes considered for the Diagnostic CGU are a variation in the EBITDA margin, according to the following detail:

	Perpetual Growth rate	Pre-tax discount rate	EBITDA margin
Bioscience	+/- 50 bps	+/- 50 bps	—
Diagnostic	—	—	+/- 250 bps
Hospital	+/- 50 bps	+/- 50 bps	—

The reasonably possible changes in key assumptions considered by management in the calculation of the CGU’s recoverable amount would not cause the carrying amount of the relevant CGU to exceed its recoverable amount.

At 31 December 2019 Grifols’ stock market capitalization totals Euros 18,831 million (Euros 13,978 million at 31 December 2018).

(8)	Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2019 and 2018 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2018 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2017	Additions	differences	31/12/2018
Cost of currently marketed products - Gamunex	1,000,584	—	47,451	1,048,035
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(219,572)	(33,775)	(11,573)	(264,920)
Accumulated amortisation of currently marketed products - Progenika	(11,496)	(2,379)	—	(13,875)
Carrying amount of currently marketed products	793,308	(36,154)	35,878	793,032

The cost and accumulated amortization of currently marketed products acquired from Taleris and Progenika at 31 December 2019 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2018	Additions	differences	31/12/2019
Cost of currently marketed products - Gamunex	1,048,035	—	21,007	1,069,042
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(264, 920)	(35,661)	(5,284)	(305,865)
Accumulated amortisation of currently marketed products - Progenika	(13,875)	(2,379)	—	(16,254)
Carrying amount of currently marketed products	793,032	(38,040)	15,723	770,715

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2019 the residual useful life of currently marketed products is 21 years and 5 months (22 years and 5 months at 31 December 2018).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 31 December 2019 the residual useful life of currently marketed products acquired from Progenika is 3 years and 2 months (4 years and 2 months at 31 December 2018).

(a)	Self – constructed intangible assets

At 31 December 2019 the Group has recognized Euros 48,797 thousand as self-constructed intangible assets (Euros 58,254 thousand at 31 December 2018).

(b)	Purchase commitments

At 31 December 2019 the Group has intangible asset purchase commitments amounting to Euros 381 thousand (Euros 589 thousand at 31 December 2018).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(c)	Intangible assets with indefinite useful lives and other intangibles in progress

At 31 December 2019 the Group recognizes plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 29,960 thousand (Euros 26,917 thousand at 31 December 2018).

The Group has also an amount of Euros 223,161 thousand as development costs in progress (Euros 206,087 thousand at 31 December 2018).

In 2019, Grifols reached an agreement with the US biotech company Rigel Pharmaceuticals to exclusively commercialize fostamatinib disodium hexahydrate in all potential future indications in Europe and Turkey.

Under terms of the agreement, Grifols did an initial payment of US Dollars 30 million and an additional payment of US Dollars 17.5 million related to regulatory milestones. The Group has registered those payments as an intangible asset following IAS 38 standard.

This asset will not be amortized until it is available for use, that is, after the final approval of the regulator. It will be annually tested for impairment until it is available for use.

(d)	Results on disposal of intangible assets

No profit on disposal and sale of intangibles has been recognized in 2019. Total profit on disposals and sale of intangible assets in 2018 amounted to Euros 8,101 thousand, mainly due to the sale of plasma centers to Kedplasma.

(e)	Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value.

On 29 January 2018 (prior to the date that the 2017 consolidated financial statements were authorized for issued) Aradigm communicated that it had not obtained the approval of the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration (FDA) for LinahiqTM. As the Committee did not recommend it as a treatment for non-cystic fibrosis bronchiectasis patients with chronic lung Pseudomonas aeruginosa infections, the intangible assets related to the product have been totally impaired and recognized as R & D expense in the statement of profit and loss for 2017 for an amount of Euros 63,675 thousand. In 2017 the investment in this company and the bonds that the Group held with the company were impaired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(9)	Leases

Leases after IFRS 16 application

Details of leases in the consolidated balance sheet at 31 December 2019 are as follows:

Right-of-use assets	Thousands of Euros
31/12/2019 (*)
Land and Buildings	685,405
Machinery	4,469
Computer equipment	4,324
Vehicles	9,660
703,858

Thousands of
Lease liabilities	Euros
31/12/2019 (*)
Non-current	696,285
Current	44,405
740,690

(*) In the previous year, the Group only recognised lease assets and lease liabilities in relation to leases that were classified as ‘finance leases’ under IAS 17 Leases. The assets were presented in property, plant and equipment and the liabilities as part of the Group’s borrowings. For adjustments recognised on adoption of IFRS 16 on 1 January 2019 see note 2.

Maturity detail is as follows:

Thousands of
Maturity:	Euros
31/12/2019
Up to one year	44,464
Two years	41,444
Between 3 and 5 years	155,300
More than 5 years	499,482
740,690

At 31 December 2019, the Group has recognized an amount of Euros 747,873 thousand related to additions of right-of- use assets, from which Euros 664,948 thousand correspond to the initial addition. Movement during the year ended 31 December 2019 is included in Appendix IV, which forms an integral part of these notes to the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

At 31 December 2019, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

Thousands of
Right-of-use depreciation	Euros
31/12/2019
Buildings	49,786
Machinery	1,768
Computer equipment	2,204
Vehicles	4,613
58,371

Thousands of
Euros
31/12/2019
Finance lease exp enses (note 27)	34,558
34,558

Thousands of
Euros
31/12/2019
Expenses related to short-term or low-value agreements	20,247
Other op erating lease exp enses	12,988
33,235

At 31 December 2019, the Group has paid a total of Euros 73,785 thousand related to lease contracts.

The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee.

Leases before IFRS 16 application

(a)	Operating leases (as lessee)

At 31 December 2018 and 2017 the Group leases buildings and warehouses from third parties under operating leases.

Operating lease instalments of Euros 84,299 thousand have been recognized as an expense for the year ended at 31 December 2018 (Euros 80,136 thousand at 31 December 2017) and comprise minimum lease payments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Future minimum payments on non-cancellable operating leases at 31 December 2018 and 2017 are as follows:

	Thousands of Euros
	31/12/2018	31/12/2017
Up to one year	63,959	46,541
Between 1 and 5 years	200,156	156,897
More than 5 years	136,464	58,905
	400,579	262,343

(b)	Operating leases (as lessor)

At 31 December 2018 and 2017 the Group has no lease contracts as lessor.

(10)	Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2019 and 2018 are included in Appendix V, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2019 and 2018 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

In 2019, the Group has capitalized interests for a total amount of Euros 14,894 thousand (Euros 8,955 thousand in 2018)

a)	Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2019 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

b)	Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2019 amount to Euros 1,408 thousand (Euros 1,401 thousand of loss in 2018).

c)	Assets under finance lease

The Group contracted the following types of property, plant and equipment under finance leases at 31 December 2018:

	Thousands of Euros
	Cost	Accumulated depreciation	Carrying amount
Land and buildings	2,389	(898)	1,491
Plant and machinery	15,690	(7,237)	8,453
	18,079	(8,135)	9,944

From 1 January 2019 leased assets are presented as a separate line item in the balance sheet due to the implementation of the new IFRS 16 (See notes 2 (c), 4 (j) and 9).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

d)	Self – constructed property, plant and equipment

At 31 December 2019 the Group has recognized Euros 102,229 thousand as self -constructed property, plant and equipment (Euros 66,995 thousand at 31 December 2018).

e)	Purchase commitments

At 31 December 2019 the Group has property, plant and equipment purchase commitments amounting to Euros 52,519 thousand (Euros 47,148 thousand at 31 December 2018).

f)	Impairment

A group of assets forming part of the Hospital segment has been tested for impairment due to the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on five-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 10.3% and a perpetual growth rate of 2% (10.1% and 2% respectively in 2018).

(11)	Equity-Accounted Investees

Details of this caption in the consolidated balance sheet for equity accounted investees with similar activity to that of the Group at 31 December 2019 and 2018 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2019	% ownership	31/12/2018
Interstate Blood Bank, Inc.	100.00%	—	49.19%	29,595
Bio Blood Components Inc.	0.00%	—	48.97%	38,223
Plasma Biological Services, LLC	0.00%	—	48.90%	21,809
Access Biologicals LLC	49.00%	49,922	49.00%	47,742
Plasmavita HealthCare	50.00%	10,368	50.00%	9,920

		60,290		147,289

Movement in the investments in equity-accounted investees with similar activity to that of the Group for the year ended at 31 December 2019is as follows:

Thousands of Euros
2019
Balance at 1 January	—
Transfer accounted investees with similar activity to that of the Group	147,289
Transfers	(94,127)
Share of profit / (losses)	8,972
Share of other comprehensive income / translation differences	2,624
Losses for Impairment	—
Collected dividends	(4,468)
Balance at 31 December	60,290

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Plasmavita Healthcare GmbH

In 2017, Grifols established PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%). The company aims to establish at least 10 plasma centers in Germany. The share capital amounts to 25,000 euros, divided into 25,000 nominal shares of 1 euro each, subscribed by both parties at 12,500 euros each. In addition, Grifols contributes an amount of Euros 10,000 thousand, which can be increased by an additional 10 million euros, which will be used to finance the project.

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

Movement in Access Biological’s equity-accounted investment for the years ended 31 December 2019 and 2018 are as follows:

	Thousand of Euros
	31/12/2019	31/12/2018
Balance at 1 January	47,742	44,219
Acquisitions	—	—
Share of profit / (losses)	3,938	3,039
Share of other comprehensive income / translation differences	967	2,073
Collected dividends	(2,725)	(1,589)
Balance at 31 December	49,922	47,742

Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, Llc.

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). GWWO also entered into an option agreement to purchase the remaining stakes for a price of US Dollars 100 million for an option price of US Dollars 10 million (Euros 9,007 thousand) (see notes 12 and 30). The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 23 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group has exercised the call option and has completed the acquisition of the remaining shares of the IBBI companies, which are now considered part of the group, and start using the global consolidation method instead of the equity method (see note 3(c)). In September 2019, the Group merged all IBBI companies into Interstate Blood Bank, Inc. (IBBI). As a consequence, the Group now owns 100% in IBBI.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC.’s equity-accounted investment for the years ended 31 December 2019 and 2018 is as follows:

	Thousands of Euros			Thousands of Euros
	31/12/2019			31/12/2018
	IBBI	Bio-Blood	PBS	IBBI	Bio-Blood	PBS	TOTAL 2019	TOTAL 2018
Balance at 1 January	29,595	38,223	21,809	27,936	32,960	23,010	89,627	83,906
Transfers	(31,453)	(38,606)	(24,068)	—	—	—	(94,127)	—
Share of profit / (losses)	6,853	(2,543)	276	1,830	3,492	(2,181)	4,586	3,141
Share of other
comprehensive income /	(3,251)	2,926	1,983	1,298	1,771	980	1,658	4,049
translation differences
Collected dividend	(1,744)	—	—	(1,469)	—	—	(1,744)	(1,469)
Balance at 31 December	0	0	0	29,595	38,223	21,809	0	89,627

Details of this caption in the consolidated balance sheet for the rest of equity accounted investees at 31 December 2019 and 2018 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2019	% ownership	31/12/2018
Alkahest, Inc.	47.58%	14,708	47.58%	28,336
Albajuna Therapeutics, S.L	49.00%	5,228	30.00%	1,106
Singulex, Inc.	0.00%	—	19.33%	19,256
GigaGen, Inc	43.96%	23,997	43.96%	28,363
Mecwins, S.A.	24.99%	2,338	24.99%	2,555
Medcom Advance, S.A	45.00%	7,912	—	—
		54,183		79,616

Movement in the investments in the rest of equity-accounted investees at 31 December 2019, 2018 and 2017 is as follows:

	Thousands of Euros
	2019	2018	2017
Balance at 1 January	79,616	219,009	201,345
Acquisitions	12,369	12,222	80,685
Transfers	—	500	(16,000)
Share of profit / (losses)	(19,744)	(11,038)	(13,195)
Share of other comprehensive income / translation differences	1,736	9,270	(27,134)
Losses for Impairment	(19,794)	—	(6,692)
Collected dividends	—	(3,058)	—
Balance at 31 December	54,183	226,905	219,009

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Medcom Advance, S.A.

In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to investigation and development with a view to establishing proprietary patents using nanotechnology. The company is equity accounted.

Mecwins, S.A.

On 22 October 2018 Grifols allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24.99% of the total capital.

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

The injection of capital, in which CRB Inverbio also participated with an additional Euros 2 million, will enable Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis.

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

Movement in Gigagen’s equity-accounted investment for the years ended 31 December 2019 and 2018 is as follows:

	Thousand of Euros
	31/12/2019	31/12/2018
Balance at 1 January	28,363	29,047
Acquisitions	—	—
Share of profit / (losses)	(5,002)	(1,562)
Share of other comprehensive income / translation differences	636	878
Balance at 31 December	23,997	28,363

Singulex, Inc.

On 17 May 2016 Grifols subscribed and paid a capital increase for an amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. (“Singulex”). As a result, Grifols held a 19.33% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols was entitled to appoint a director to serve the board of directors of Singulex. As a result, Singulex granted Grifols an exclusive worldwide license for the use and sale of Singulex’ technology for the blood donor and plasma screening which has ensured the safety of blood and plasma products.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

During the second half of 2019, Singulex has announced the cease of all its operations, after entering bankruptcy. Therefore, the Group has impaired both the investment made and loans granted by Grifols to this company (see note 12).

Movement in Singulex, Inc.’s equity-accounted investment for the years ended 31 December 2019 and 2018 is as follows:

	Thousand of Euros
	31/12/2019	31/12/2018
Balance at 1 January	19,256	29,322
Share of profit / (losses)	—	(10,975)
Share of other comprehensive income / translation differences	538	909
Losses for Impairment	(19,794)	—
Balance at 31 December	0	19,256

Kiro Grifols, S.L.

On 25 July 2017 the Group acquired an additional 40% interest in Kiro Grifols, S.L for an amount of Euros 12.8 million. With this new acquisition, Grifols owns 90% in Kiro Grifols S.L., which is considered part of the group, and started using the global consolidation method instead of the equity method (see note 3(b)).

(12)	Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2019 and 2018 are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Financial investments in shares with stock market	7	7
Total Non-current financial assets measured at fair value	7	7

Non-current guarantee deposits	5,433	5,566
Other non-current financial assets (a)	29,504	1,908
Non-current loans to related parties (see note 31)	86,363	82,969
Non-current loans to EEAA (b) (see note 31)	17,623	17,151
Total Non-current financial assets measured at amortized cost	138,923	107,594

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of other current financial assets on the consolidated balance sheet at 31 December 2019 and 2018 are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Current derivatives (c) (see note 30)	—	19,934
Other current financial assets (d) (see note 30)	1,716,738	—
Total Non-current financial assets measured at fair value	1,716,738	19,934

	Thousands of Euros
	31/12/2019	31/12/2018
Deposits and guarantees	713	822
Other current financial assets (a)	10,691	—
Current loans to third parties	65	56
Current loans to associates (b) (see note 31)	719	33,153
Total other current financial assets	12,188	34,031

(a)	Other financial assets

The closing balance is mainly related to balances with other related parties (see note 31).

(b)	Loans to associates

On 2 October 2017 the Group’s subsidiary Grifols Diagnostic Solutions, Inc. granted a loan of US Dollars 20,000 thousand (Euros 16,676 thousand), that bear at an interest rate of 5% and mature on 19 September 2019. In the first half of 2018, the Group made an additional contribution amounting to US Dollars 12,339 (Euros 11,063 thousand). As a result, the Group owned 19.33 % of the common stock of Singulex Inc. During the second half of 2019, Singulex has announced the cease of all its operations, after entering bankruptcy, so the Group has impaired the investment made and loans granted by Grifols to this company (see note 11). Consequently, financial impairment has been recognized in statement of profit and loss amounting to Euros 35,565 thousand (see note 27).

On 8 February 2017, the subsidiary Grifols Worldwide Operations granted a loan of US Dollars 11,000 thousand (Euros 10,809 thousand) to Interstate Blood Bank Inc, with interest at a rate of 4% and falling due on 6 February 2022. In April 2019, the Group has exercised the call option and has completed the acquisition of the remaining shares of the IBBI companies. As a result of this new acquisition, Grifols owns 100% of the companies, which is now considered part of the group, and has started to use the full consolidation method instead of the equity method (see note 3(c)).

During the second half of 2019, Aradigm has announced the cease of all its operations, after entering bankruptcy, and therefore all the loans granted by Grifols to this company have been impaired.

During fiscal year 2018, the Group granted a credit line to Alkahest of US Dollars 100 million, that bear at an annual interest rate of 5% and mature on 2020. At 31 December 2020, Alkahest has used an amount of US Dollars 20 million (Euros 18,342 thousand)

(c)	Current derivatives

During the year ended 31 December 2019, movement related to current derivatives corresponds to the call/purchase options described below:

•	Call option on the non-acquired shares of Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC. On 30 April 2019, the call option was exercised by the Group via written notice of its intention (see note 29).
•	Biotest Pharmaceuticals Corporation option to purchase two donation centers from ADMA Centers. The purchase option was executed on 1 January 2019 (see note 29).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(d)	Other current financial assets

As of 31 December 2019, Grifols transferred the rights of 90 shares of its subsidiary GDS in exchange of a contractual right resulting in a financial asset measured at fair value (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, as of 31 December 2019, SRAAS was the minority shareholder owner of the 45% of GDS. Such contractual right fulfills the definition of financial asset under IFRS 9 – Financial Instruments and has been classified as a financial asset at fair value with changes in results for not complying with the principal and interest payment criteria (because they will be received participations in SRAAS). Grifols has recorded the aforementioned contractual right for the fair value of the GDS shares transferred and subsequently said right was measured based on its fair value with changes in results. This asset amounts EUR 1,717 million (see note 2 and 30).

(13)	Inventories

Details of inventories at 31 December 2019 and 2018 are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Goods for resale	139,738	118,876
Raw materials and sup p lies	766,089	647,399
Work in progress and semi-finished goods	921,240	744,436
Finished goods	515,523	438,649
	2,342,590	1,949,360

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Balance at 1 January	48,840	35,764	33,069
Net charge for the y ear	42,096	10,398	8,232
Cancellations for the year	(118)	(558)	(357)
Translation differences	13,433	3,236	(5,180)
Balance at 31 December	104,251	48,840	35,764

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(14)	Trade and Other Receivables

Details at 31 December 2019 and 2018 are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Trade receivables	390,205	289,316
Receivables from associates (note 31)	1,883	382
Bad debt provision (note 30)	(22,291)	(20,531)
Trade receivables	369,797	269,167
Other receivables (note 30)	8,403	9,901
Personnel	2,163	2,082
Advance payments (note 30)	20,864	35,426
Taxation authorities, VAT recoverable	46,561	42,707
Other public entities	4,518	2,302
Other receivables	82,509	92,418
Current income tax assets	38,269	42,205
Total trade and other receivables	490,575	403,790

Other receivables

During 2019, 2018 and 2017 the Grifols Group has sold receivables without recourse to some financial entities (factor). The main conditions of these contracts include the advanced collection of the transferred credits that varies between 70% and 100% of the nominal amount, less the expenses associated with the sale, and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the transferred credits. The amount not covered by the factor is recognized in the consolidated balance sheet as a balance receivable from the debtors until the credit rights nominal is charged. At 31 December 2019, the amount not covered by the factor amounts to Euros 675 thousand (Euros 1,220 thousand at 31 December 2018), which does not differ significantly from its fair value and coincides with the amount of maximum exposure to losses. The credit transferred by the factor are paid in advance at the time of the sale, therefore, the default risk for this part of the nominal amount is transferred at the same time. However, in all cases, the credit risk has been substantially transferred to the factor. Likewise, in all cases, the control of the transferred credit (understood as the ability of the factor to sell those assets to a third party) is unilaterally transferred without the need to impose additional restrictions on the sale and, as a result, the Group writes off the transferred asset from the consolidated balance sheet for the amount covered by the coverage limit.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2019 amount to Euros 1,593,260 thousand (Euros 1,188,216 thousand in 2018 and Euros 912,204 thousand in 2017).

The finance cost of these operations for the Group totals approximately Euros 9,171 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2019 (Euros 6,053 thousand in 2018 and Euros 3,973 thousand in 2017) (see note 27).

Details of balances with related parties are shown in note 31.

(15)	Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2019 and 2018 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
	31/12/2019	31/12/2018
Current deposits	63	441,614
Cash in hand and at banks	741,919	592,178
Total cash and cash equivalents	741,982	1,033,792

(16)	Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)	Share capital

At 31 December 2019 and 2018, the Company’s share capital amounts to Euros 119,603,705 and comprises:

•	Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series.
•	Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

The main characteristics of the Class B shares are as follows:

•	Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and a distribution of dividends has been approved by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period.
•	Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share.
•	Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed.
•	In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2019 and 2018.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

At 31 December 2019 and 2018, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2018 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2018	426,129,798	257,127,304
(Acquisition) / disposal of treasury stock (note 16 (d))	—	479,355
Balance at 31 December 2018	426,129,798	257,606,659

Movement in outstanding shares during 2019 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2019	426,129,798	257,606,659
(Acquisition) / disposal of treasury stock (note 16 (d))	—	403,399
Balance at 31 December 2019	426,129,798	258,010,058

(b)	Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

(c)	Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2019, Euros 12,891 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 35,613 thousand at 31 December 2018) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

In October 2017, the Group acquired an additional 12,020 Progenika Biopharma, S.A. shares. As a result, the Group has increased its investment from 89.25% to 90.23%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 374 thousand decrease in reserves.

In June 2018, Grifols made the decision to divest in TiGenix and participated in the takeover bid made by Takeda in the first half of 2018. This divestment generated a positive impact on reserves of Euros 4,900 thousand and a negative impact of Euros 4,900 thousand in "Other comprehensive income".

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

In June 2019, Kiro Grifols, S.L. increased capital by an amount of Euro 7,500 thousand. The Group continues to hold a 90% interest, with an increase in non-controlling interest that corresponds to 10% of the capital increase (see note 18).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

In July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceases to have non-controlling interest (see note 18).

In April 2019 and December 2019 the Group subscribed two share capital increases in Araclon Biotech, S.L of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1% (see note 18).

As of 31 December 2019, Grifols transferred the rights of 90 shares of its subsidiary Grifols Diagnostic Solutions, Inc. in exchange of a contractual right resulting in a financial assets measured at fair value (equivalent to 1,766 million of SR shares), because at that date no shares of Shanghai RAAS Blood Products Co. Ltd. were received. This transaction generates an impact in reserves of EUR 227 million (see note 2).

At 31 December 2019 and 2018 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year‘s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2019 and 2018 the legal reserve of the Company amounts to Euros 23,921 thousand which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2019 the balance of the legal reserve of other Spanish companies amounts to Euros 2,066 thousand (Euros 2,527 thousand at 31 December 2018).

Other foreign Group companies have a legal reserve amounting to Euros 892 thousand at 31 December 2019 (Euros 843 thousand at 31 December 2018).

(d)	Treasury stock

At 31 December 2019 and December 2018 the Company does not have any Class A treasury stock.

Movement in Class B treasury stock during 2018 was as follows:

	shares	Thousands of Euros
Balance at 1 January 2018	4,297,806	62,422
Disposal Class B shares	(479,355)	(6,981)
Balance at 31 December 2018	3,818,451	55,441

Movement in Class B treasury stock during 2019 is as follows:

	shares	Thousands of Euros
Balance at 1 January 2019	3,818,451	55,441
Disposal Class B shares	(403,399)	(5,857)
Balance at 31 December 2019	3,415,052	49,584

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

In March 2019 the Group delivered 403,399 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 29).

In March 2018 the Group delivered 480,661 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 29).

The Parent held Class B treasury stock equivalent to 0.5% of its capital at 31 December 2019 (0.6% at 31 December 2018).

(e)	Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2019, and the distribution of profit approved for 2018, presented at the general meeting held on 24 May 2019, is as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Voluntary reserve	1,380,207	91,059
Dividends	250,058	238,659
Profit of the Parent	1,630,265	329,718

The following dividends were paid in 2018:

	31/12/2018
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	82%	0.20	86,929
Non-voting shares	408%	0.20	52,551
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			142,094

	31/12/2018
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	80%	0.2	85,226
Non-voting shares (interim dividend)	400%	0.2	51,521
Total interim dividends paid			136,747

The following dividends were paid in 2019:

	31/12/2019
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	58%	0.15	61,850
Non-voting shares	290%	0.15	37,448
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			101,912

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	31/12/2019
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	80%	0.20	85,226
Non-voting shares (interim dividend)	400%	0.20	51,602
Total interim dividends paid			136,828

At the meeting held on 25 October, 2019, the Board of Directors of Grifols approved the distribution of interim dividend for 2019, of Euros 0.20 for each Class A and B share, recognizing a total of Euros 136,828 thousand as interim dividend.

At the meeting held on 26 October, 2018, the Board of Directors of Grifols approved the distribution of an interim dividend for 2018, of Euros 0.20 for each Class A and B share, recognizing a total of Euros 136,747 thousand as interim dividend.

These amounts to be distributed did not exceed the profits generated by the Company since the end of the last reporting period, less the estimated income tax payable on these profits, in accordance with article 277 of the Revised Spanish Companies Act.

The Statement of Liquidity for Distribution of Interim Dividend of Grifols, S.A. prepared in accordance with legal requirements and which shows the existence of sufficient liquidity to be able to distribute the aforementioned interim dividend is provided in Appendix VI.

At a general meeting held on 24 May 2019 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the years ended 31 December 2018 and 2019 is presented in the consolidated statement of changes in equity.

(f)	Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 12,498 thousand at 31 December 2019 (Euros 12,652 thousand at 31 December 2018).

(17)	Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	625,146	596,642	662,700
Weighted average number of ordinary shares outstanding	685,115,836	684,709,377	684,197,276
Basic earnings per share (Euros per share)	0.91	0.87	0.97

The weighted average of the ordinary shares outstanding (basic) is as follows:

	Number of shares
	31/12/2019	31/12/2018	31/12/2017
Issued shares outstanding at 1 January	684,794,839	684,346,294	683,854,491
Effect of shares issued	—	—	—
Effect of treasury stock	320,997	363,083	342,785
Average weighted number of ordinary shares outstanding (basic) at 31 December	685,115,836	684,709,377	684,197,276

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

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	625,146	596,642	662,700
Weighted average number of ordinary shares outstanding (diluted)	684,719,195	684,686,164	684,243,891
Diluted earnings per share (Euros per share)	0.91	0.87	0.97

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares
	31/12/2019	31/12/2018	31/12/2017
Issued shares outstanding at 1 January	684,794,839	684,346,294	683,854,491
Effect of RSU shares	(396,641)	(23,213)	46,615
Effect of shares issued	—	—	—
Effect of treasury stock	320,997	363,083	342,785
Average weighted number of ordinary shares outstanding (diluted) at 31 December	684,719,195	684,686,164	684,243,891

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(18)	Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2018 are as follows:

	Thousands of Euros
	Balance at 31/12/2017	Additions	Disposals	Business Combination/ Additions to Consolidated Group	Translation differences	Balance at 31/12/2018

Grifols (Thailand) Pte Ltd	3,579	193	(43)	—	206	3,935
Grifols M alaysia Sdn Bhd	1,372	326	—	—	37	1,735
Araclon Biotech, S.A.	(1,477)	(2,011)	—	—	—	(3,488)
Progenika Biopharma, S.A.	880	—	(871)	—	—	9
VCN Bioscience, S.L	421	(281)	—	—	—	140
Kiro Grifols , S.L.	111	(463)	—	—	—	(352)
Haema AG	—	—	—	220,190	—	220,190
Biotest US Corporation	—	—	—	249,691	(810)	248,881
	4,886	(2,236)	(914)	469,881	(567)	471,050

Details of non-controlling interests and movement at 31 December 2019 are as follows:

			Thousands of Euros
	Balance at 31/12/2018	Additions	Disposals	Cap ital increases	Translation differences	Balance at 31/12/2019
Grifols (Thailand) Pte Ltd	3,935	193	—	—	421	4,549
Grifols M alaysia Sdn Bhd	1,735	380	—	—	56	2,171
Araclon Biotech, S.A.	(3,488)	(1,975)	—	5,892	—	429
Progenika Biopharma, S.A.	9	—	(9)	—	—	0
VCN Bioscience, S.L	140	(292)	—	—	—	(152)
Kiro Grifols , S.L.	(352)	(374)	—	750	—	24
Haema AG	220,190	5,881	—	—	—	226,071
Biotest US Corporation	248,881	19,685	—	—	11,444	280,010
Grifols Diagnostic Solutions, Inc.(see note 2)	—	1,510,547	—	—	—	1,510,547
	471,050	1,534,045	(9)	6,642	11,921	2,023,649

At 31 December 2019, the summary financial information on the non-controlling interests of Haema AG and Biotest US Corporation, is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros 31/12/2019		Thousands of Euros 3/12/2018
	Haema AG	Biotest US Corp	Haema AG	Biotest US Corp
Non-current assets	244,107	299,045	199,056	215,072
Current assets	32,576	60,099	19,527	40,352
Total Assets	276,683	359,144	218,583	255,424
Non-current liabilities	22,226	56,425	98	8,766
Current liabilities	28,386	22,709	(1,705)	(2,223)
Total Liabilities	50,612	79,134	(1,607)	6,543
Total equity	226,071	280,010	220,190	248,881

At 31 December 2019, the summary financial information on the non-controlling interests of GDS Group is as follows:

	Thousands of Euros	Thousands of USD
	31/12/2019	31/12/2019
Non-current assets	3,416,366	3,834,871
Current assets	273,259	306,734
Total Assets	3,689,625	4,141,605
Non-current liabilities	224,635	252,153
Current liabilities	108,220	121,478
Total Liabilities	332,855	373,631
Total equity	3,356,770	3,767,974

(19) Grants

Details are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Capital grants	10,785	11,149
Interest rate grants (preference loans) (See note 21 (d))	592	696
	11,377	11,845

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants totaling Euros 1,388 thousand have been recognized in the consolidated statement of profit and loss for the year ended at 31 December 2019 (Euros 1,166 thousand for the year ended at 31 December 2018).

(20) Provisions

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of provisions at 31 December 2019 and 2018 are as follows:

	Thousands of Euros
Non-current provisions (a)	31/12/2019	31/12/2018
Provisions for pensions and similar obligations	5,991	5,296
Other provisions	2,039	818
Non-current provisions	8,030	6,114

	Thousands of Euros
Current provisions (b)	31/12/2019	31/12/2018
Trade provisions	53,109	80,055
Current provisions	53,109	80,055

(a) Non-current provisions

At 31 December 2019, 2018 and 2017 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2017 was as follows:

	Thousands of Euros
	Balance at 31/12/2016	Business combination	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2017
Non-current provisions	5,118	23	422	(23)	290	(67)	5,763
	5,118	23	422	(23)	290	(67)	5,763

Movement in provisions during 2018 was as follows:

	Thousands of Euros
	Balance at 31/12/2017	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2018
Non-current provisions	5,763	635	(565)	277	4	6,114
	5,763	635	(565)	277	4	6,114

Movement in provisions during 2019 is as follows:

	Thousands of Euros
	Balance at 31/12/2018	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2019
Non-current provisions	6,114	1,467	(30)	464	15	8,030
	6,114	1,467	(30)	464	15	8,030

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b) Current provisions

Movement in trade provisions during 2017 was as follows:

	Thousands of Euros
	Balance at 31/12/2016	Business Combination	Net charge	Cancellations	Reclassification	Translation differences	Balance at 31/12/2017
Trade provisions	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995
	89,588	41,841	(4,812)	(2,886)	(2,600)	(14,136)	106,995

Movement in trade provisions during 2018 was as follows:

	Thousands of Euros
	Balance at 31/12/2017	Net charge	Cancellations	Translation differences	Balance at 31/12/2018
Trade provisions	106,995	(30,668)	(290)	4,018	80,055
	106,995	(30,668)	(290)	4,018	80,055

Movement in trade provisions during 2019 is as follows:

	Thousands of Euros
	Balance at 31/12/2018	Net charge	Cancellations	Translation differences	Balance at 31/12/2019
Trade provisions	80,055	(25,249)	(3,142)	1,445	53,109
	80,055	(25,249)	(3,142)	1,445	53,109

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

Details at 31 December 2019 and 2018 are as follows:

	Thousands of Euros
Financial liabilities	31/12/2019	31/12/2018
Non-current obligations (a)	2,588,030	1,000,000
Senior secured debt (b)	3,285,086	4,771,285
Other loans (b)	216,686	239,686
Finance lease liabilities	—	9,537
Other non-current financial liabilities (d)	59,981	78,955
Non-current lease liabilities (note 9)	696,285	—
Total non-current financial liabilities	6,846,068	6,099,463
Current obligations (a)	89,172	102,978
Senior secured debt (b)	1,803	129,955
Other loans (b)	184,164	24,839
Finance lease liabilities	—	3,348
Other current financial liabilities (d)	41,768	16,262
Current lease liabilities (note 9)	44,405	—
Total current financial liabilities	361,312	277,382

On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for Euros 5,800 million. The new financing includes a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million.

Grifols calculated the impact of the IFRS 9 in the new financing process concluding that it does not result in a derecognition of the liability as it has not passed the 10% quantitative test. According to the IASB’s interpretation, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group has recognized income of Euros 97,850 thousand in the profit or loss account (see note 27).

In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. On 5 December 2017 and 28 October 2015, the Group arranged loans with the same entity and with the same conditions for amounts of Euros 85,000 thousand and Euros 100,000 thousand, respectively. At 31 December 2019, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 233,750 thousand (Euros 244,375 thousand at 31 December, 2018).

(a) Senior Notes

On 15 November 2019, as part of its refinancing process, Grifols, S.A. issued Euros 1,675 million of Senior Secured Notes segmented in two notes of Euros 770 million and Euros 905 million. These notes will mature in 2027 and 2025 and will bear annual interest at a rate of 2.25% and 1.625%, respectively. On 15 November 2019 the notes were admitted to listing on the Irish Stock Exchange.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

On 18 April 2017, Grifols, S.A., issued Euros 1,000 million of Senior Unsecured Notes that will mature in 2025 and will bear annual interest at a rate of 3.20%. On 2 May 2017 the Notes were admitted to listing on the Irish Stock Exchange.

Details of movement in the Senior Notes at 31 December 2019 are as follows:

	Thousands of Euros
	Opening outstanding balance 01/01/19	Refinancing	Closing outstanding balance 31/12/19
Senior Unsecured Notes (nominal amount)	1,000,000	—	1,000,000
Senior Secured Notes (nominal amount)	—	1,675,000	1,675,000
Total	1,000,000	1,675,000	2,675,000

There was no movement regarding the Senior Unsecured Notes in 2018.

At 31 December 2019 and 2018 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

	31/12/2018
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/18	04/05/19	3,000	4.00%	99,990	(1,041)	(1,304)

	31/12/2019
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/19	04/05/20	3,000	5.00%	103,122	(1,170)	(1,686)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b) Loans and borrowings

Details of loans and borrowings at 31 December 2019 and 2018 are as follows:

					Thousands of Euros
					31/12/2019		31/12/2018
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche A	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	—	—	2,052,403	1,949,782
Senior debt - Tranche A	Euros	Euribor + 1.75%	31/01/2017	31/01/2023	—	—	607,000	576,650
Senior debt - Tranche B	US Dollars	Libor + 2.25%	31/01/2017	31/01/2025	—	—	2,620,087	2,548,035
Senior debt - Tranche B	Euros	Euribor + 2,25%	15/11/2019	15/11/2027	1,360,000	1,346,400	—	—
Senior debt - Tranche B	US Dollars	Libor + 2,00%	15/11/2019	15/11/2027	2,227,171	2,204,900	—	—
Total senior debt					3,587,171	3,551,300	5,279,490	5,074,467
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	53,125	100,000	63,750
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	74,375	85,000	85,000
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	85,000	85,000	85,000
Total EIB Loan					270,000	212,500	270,000	233,750
Revolving Credit	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	—	—	262,009	—
Revolving Credit	US Dollars	Libor + 1,5%	15/11/2019	15/11/2025	445,434	—	—	—
Total Revolving Credit					445,434	—	262,009	—
Other non-current loans	Euros	Euribor- Euribor+2.30%	25/03/2010	30/09/2024	10,000	4,186	26,680	5,936
Loan transaction costs					—	(266,214)	—	(303,182)
Non-current loans and borrowings					4,312,605	3,501,772	5,838,179	5,010,971

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

					Thousands of Euros
					31/12/2019		31/12/2018
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche A	US Dollars	Libor + 1.75%	31/01/2017	31/01/2023	(*)	—	(*)	102,621
Senior debt - Tranche A	Euros	Euribor + 1.75%	31/01/2017	31/01/2023	(*)	—	(*)	30,350
Senior debt - Tranche B	US Dollars	Libor + 2.25%	31/01/2017	31/01/2025	(*)	—	(*)	26,201
Senior debt - Tranche B	Euros	Euribor + 2,25%	15/11/2019	15/11/2027	(*)	13,600	(*)	—
Senior debt - Tranche B	US Dollars	Libor + 2,00%	15/11/2019	15/11/2027	(*)	22,271	(*)	—
Total senior debt						35,871		159,172
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	(*)	10,625	(*)	—
Total EIB Loan					—	21,250	—	10,625
Other current loans		0,10% - 3,59%			239,782	162,914	144,571	14,214
Loan transaction costs					—	(34,068)	—	(29,217)
Current loans and borrowings					239,782	185,967	144,571	154,794

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Current loans and borrowings include accrued interest amounting to Euros 6,266 thousand at 31 December 2019 (Euros 2,546 thousand at 31 December 2018).

On 15 November 2019 the Group refinanced its Senior Secured Debt with the existing lenders. The new senior debt consists of a Term Loan B (“TLB”), which amount US Dollars 2,500 million and Euros 1,360 million with a 2.00% margin pegged to Libor and a 2.25% margin pegged to Euribor respectively, maturity in 2027 and quasi-bullet repayment structure. The borrowers of the total senior debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

The present value discounted from cash flows under the new agreement, including any fees paid and discounted using the original effective interest rate differed by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby it is considered that the debt instrument has not been substantially modified.

The costs of refinancing the senior debt amounted to Euros 84.4 million. Based on an analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of the terms of the senior debt did not imply a derecognition of the liability. According to the IASB’s interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group has recognized income of Euros 97,850 thousand in the profit or loss account (see note 27).

The terms and conditions of the senior secured debt are as follows:

o	Tranche B: Senior Debt Loan repayable in eight years divided in two tranches:

•     US Dollar Tranche B:

•    Original principal amount of US Dollars 2,500 million.

•    Applicable margin of 200 basis points (bp) pegged to US Libor.

•    Quasi-bullet repayment structure.

•    Maturity in 2027.

•     Tranche B in Euros:

•    Original principal amount of Euros 1,360 million.

•    Applicable margin of 225 basis points (bp) pegged to Euribor.

•    Quasi-bullet repayment structure.

•    Maturity in 2027.

Details of Tranche B by maturity at 31 December 2019 are as follows:

	US Tranche B			Tranche B in Euros
	Currency	Amortization in thousands of US Dollars	Amortization in thousands of Euros	Currency	Amortization in thousands of Euros
Maturity
2020	US Dollars	25,000	22,271	Euros	13,600
2021	US Dollars	25,000	22,271	Euros	13,600
2022	US Dollars	25,000	22,271	Euros	13,600
2023	US Dollars	25,000	22,271	Euros	13,600
2024	US Dollars	25,000	22,271	Euros	13,600
2025	US Dollars	25,000	22,271	Euros	13,600
2026	US Dollars	25,000	22,271	Euros	13,600
2027	US Dollars	2,325,000	2,071,274	Euros	1,264,800
Total	US Dollars	2,500,000	2,227,171	Euros	1,360,000

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

o	US Dollars 500 million committed credit revolving facility: Amount maturing on 2025 and applicable margin of 150 basis points (bp) pegged to US Libor. At 31 December 2019 no amount has been drawn down on this facility.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols S.A. and are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Talecris Plasma Resources, Inc.., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A.

(c) Credit rating

In December 2019 and December 2018 Moody’s Investors Service has confirmed the ‘Ba3’ corporate family rating, ‘Ba2’ rating to the senior secured bank debt that was used to refinance the existing debt structure. The outlook is confirmed as stable. The credit rating of the senior unsecured notes is B2.

In December 2019 and December 2018 Standard & Poor’s has confirmed its ‘BB’ rating on Grifols and has assigned 'BB+ ratings to Grifols' senior secured debt that was used to refinance the existing debt structure. The outlook for the rating is stable. The credit rating of the senior unsecured notes is B+.

(d) Other financial liabilities

At 31 December 2019 “other financial liabilities” include interest-free loans extended by governmental institutions amounting to Euros 14,787 thousand (Euros 16,559 thousand at 31 December 2018). The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 592 thousand (Euros 696 thousand at 31 December 2018) (see note 19).

At 31 December 2019 “other current financial liabilities” include mainly the repurchase option of Goetech, LLC amounting to US Dollars 20 million (see note 3(d)) and an outstanding balance with a related party (see note 31).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Maturity at:
Up to one year	41,768	16,262
Two years	50,585	21,460
Three y ears	2,977	49,602
Four years	1,870	2,916
Five y ears	1,420	1,799
Over five years	3,129	3,178
	101,749	95,217

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(e) Changes in liabilities derived from financing activities

	Thousand of Euros
	Obligations	Senior Secured debt & Other loans	Finance lease liabilities	Other financial liabilities	Total
Book value at January 1, 2018	949,205	5,052,680	9,360	45,640	6,056,885
New financing	99,990	85,000	—	6,789	191,779
Refunds	(92,244)	(45,225)	(1,001)	(20,041)	(158,511)
Bear of interests	31,694	253,673	409	865	286,641
Other movements (note 2)	146,333	(141,998)	—	—	4,335
Collection / Payment of interests	(32,000)	(193,146)	—	—	(225,146)
Business combination	—	—	4,007	57,816	61,823
Foreign exchange differences	—	154,781	110	4,148	159,039
Balance at December 31, 2018	1,102,978	5,165,765	12,885	95,217	6,376,845
New financing	1,778,218	3,780,115	—	12,249	5,570,582
Refunds	(100,215)	(5,447,842)	(73,785)	(8,152)	(5,629,994)
Bear of interests	37,095	171,535	34,558	1,166	244,354
Other movements (note 2)	(108,874)	24,121	761,682	—	676,929
Collection / Payment of interests	(32,000)	(204,179)	—	—	(236,179)
Business combination (note 3)	—	10,233	—	—	10,233
Foreign exchange differences	—	187,991	5,350	1,269	194,610
Balance at December 31, 2019	2,677,202	3,687,739	740,690	101,749	7,207,380

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(22) Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Suppliers	581,882	561,883
VAT payable	9,999	8,954
Taxation authorities, withholdings payable	26,839	26,299
Social security payable	15,150	12,787
Other public entities	113,644	111,776
Other payables	165,632	159,816
Current income tax liabilities	5,966	1,917
	753,480	723,616

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

(23) Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Salaries payable	175,079	153,160
Other payables	847	504
Deferred income	9,791	8,912
Advances received	11,682	6,613
Other current liabilities	197,399	169,189

(24) Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2019, 2018 and 2017 by segment is as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Bioscience	3,993,462	3,516,704	3,429,785
Diagnostic	733,604	702,265	732,369
Hospital	134,441	119,454	105,649
Bio supplies	266,540	167,004	66,791
Others	22,820	22,451	18,263
Intersegments	(52,176)	(41,154)	(34,784)
	5,098,691	4,486,724	4,318,073

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
USA and Canada	3,390,811	2,974,429	2,896,505
Sp ain	268,287	264,913	242,894
European Union	588,375	535,361	444,089
Rest of the world	851,218	712,021	734,585
Consolidated	5,098,691	4,486,724	4,318,073

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Gross sales	6,429,762	5,588,257	5,322,618
Chargebacks	(1,119,540)	(923,023)	(826,775)
Cash discounts	(70,340)	(62,518)	(57,512)
Volume rebates	(56,426)	(46,922)	(43,274)
Medicare and Medicaid	(50,442)	(40,343)	(41,722)
Other discounts	(34,323)	(28,727)	(35,262)
Net sales	5,098,691	4,486,724	4,318,073

Movement in discounts and other reductions in gross income during 2017 were as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2016	87,249	6,632	26,507	21,757	4,442	146,587
Current estimate related to sales made incurrent and prior year	826,775	57,512	43,274	41,722	35,262	1,004,545	(1)
(Actual returns or credits in current period related to sales made in current period)	(795,449)	(52,270)	(28,976)	(28,198)	(26,072)	(930,965	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	31	(6,024)	(20,210)	(16,659)	(2,864)	(45,726	)(3)
Translation differences	(12,716)	(736)	(2,604)	(2,418)	(625)	(19,099)
Balance at 31 December 2017	105,890	5,114	17,991	16,204	10,143	155,342

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in discounts and other reductions to gross income during 2018 were as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2017	105,890	5,114	17,991	16,204	10,143	155,342
Current estimate related to sales made in current and prior year	923,023	62,518	46,922	40,343	28,727	1,101,533	(1)
(Actual returns or credits in current period related to sales made in current period)	(957,695)	(56,568)	(24,648)	(21,324)	(26,493)	(1,086,728	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	(4,909)	(16,384)	(13,232)	(3,781)	(38,306	)(3)
Translation differences	3,957	286	916	950	241	6,350
Balance at 31 December 2018	75,175	6,441	24,797	22,941	8,837	138,191

Movement in discounts and other reductions to gross income during 2019 were as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2018	75,175	6,441	24,797	22,941	8,837	138,191
Current estimate related to sales made in current and prior year	1,119,540	70,340	56,426	50,442	34,323	1,331,071	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,104,493)	(64,523)	(28,014)	(34,486)	(22,490)	(1,254,006	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	275	(6,385)	(25,050)	(20,375)	(5,652)	(57,187	)(3)
Translation differences	(9)	24	546	389	52	1,003
Balance at 31 December 2019	90,488	5,897	28,705	18,911	15,070	159,072

(1) Net impact in income statement: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

(25) Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Cost of sales	988,689	810,512	731,192
Research and development	106,472	93,817	90,495
Selling, general & administration expenses	382,472	345,224	323,880
	1,477,633	1,249,553	1,145,567

Details by nature are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Wages and salaries	1,178,527	1,000,682	917,810
Contributions to pension plans (see note 29)	29,941	21,363	20,347
Other social charges	28,785	29,055	27,679
Social Security	240,380	198,453	179,731
	1,477,633	1,249,553	1,145,567

(26) Expenses by Nature

(a) Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, rights of use and property, plant and equipment, incurred during 2019, 2018 and 2017 classified by functions are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Cost of sales	193,081	146,530	135,186
Research and development	22,471	19,836	14,721
Selling, general & administration expenses	86,903	62,243	65,583
	302,455	228,609	215,490

(b) Other operating income and expenses

Other operating income and expenses incurred during 2019, 2018 and 2017 by function are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Cost of sales	467,705	432,803	416,020
Research and development	166,177	152,670	129,579
Selling, general & administration expenses	457,921	410,753	460,959
	1,091,803	996,226	1,006,558

Details by nature are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Changes in trade provisions	(19,811)	(23,125)	3,648
Professional services	244,355	211,305	211,579
Commissions	32,178	21,941	18,473
Supp lies and auxiliary materials	170,021	149,831	131,932
Operating leases (note 9)	33,235	84,299	80,136
Freight	130,663	112,340	105,292
Repair and maintenance expenses	136,377	107,806	103,518
Advertising	59,063	44,659	49,893
Insurance	25,647	22,632	21,529
Roy alties	10,674	10,726	11,241
Travel expenses	61,346	51,428	58,171
External services	64,099	53,391	82,699
R&D Expenses	103,053	100,889	89,977
Other	40,903	48,104	38,470
Other operating income & expenses	1,091,803	996,226	1,006,558

(27) Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Finance income	114,197	13,995	9,678
Finance cost from Senior Unsecured Notes	(41,920)	(35,471)	(65,189)
Finance cost from senior debt (note 21 (b))	(262,797)	(247,646)	(193,183)
Finance cost from sale of receivables (note 14)	(9,171)	(6,053)	(3,973)
Capitalized interest (note 10)	14,894	8,955	8,839
Finance lease expense (note 9)	(34,558)	—	—
Other finance costs	(9,413)	(13,058)	(9,838)
Finance costs	(342,965)	(293,273)	(263,344)
Impairment and gains / (losses) on disposal of financial instruments	(37,666)	30,280	(18,844)
Change in fair value of financial instruments (note 11 and 12 (b))	1,326	—	(3,752)
Exchange differences	(9,616)	(8,246)	(11,472)
Finance result	(274,724)	(257,244)	(287,734)

On 29 January 2018 (prior to the date on which the 2017 consolidated financial statements were authorized for issue) Aradigm informed that it had not obtained approval for LinahiqTM from the Antimicrobial Drugs Advisory Committee of the US Food and Drug Administration. As a result, the financial assets related to Aradigm’s convertible note were totally impaired for a total of Euros 14,477 thousand at 31 December 2017. This amount was

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

recognized in “Impairment and gains/(losses) on disposal of financial instruments” in the consolidated statement of profit and loss in 2017.

Finance cost from senior debt includes an income of Euros 97,850 thousand related to the refinancing effect (see note 21).

During 2019 the Group has capitalized interest at a rate of between 5.34% and 5.46% based on the financing received (between 4.61% and 5.18% during 2018) (see note 4 (f)).

As of 31 December 2019, as part of the shares exchange agreement with Shanghai RAAS Blood Products Co. Ltd., Grifols delivered 90 shares of its subsidiary Grifols Diagnostic Solutions, Inc. in exchange of a contractual right resulting in an investment in an associate, which has generated a benefit related to the measurement of the contractual right amounting to EUR 1 million as of 31 December 2019 (see note 2).

(28) Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gripdan Invest, S.L., Aigües Minerals de Vilajuiga, S.A. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc., Talecris Plasma Resources, Inc and Goetech, LLC.. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22.6% of taxable income, which may be reduced by certain deductions.

Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2019, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material.

(a) Reconciliation of accounting and taxable income

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Profit before income tax from continuing operations	817,103	725,842	695,722
Tax at 25%	204,276	181,461	173,931
Permanent differences	6,104	(2,000)	17,163
Effect of different tax rates	(22,564)	(29,543)	40,981
Tax credits (deductions)	(12,702)	(18,226)	(16,092)
Impact related to the US tax legistation modifications	—	—	(171,169)
Prior year income tax expense	(3,722)	381	(8,614)
Other income tax expenses/(income)	(2,933)	(637)	(1,792)
Total income tax expense	168,459	131,436	34,408
Deferred tax	58,275	(21,189)	(149,444)
Current tax	110,184	152,625	183,852
Total income tax expense	168,459	131,436	34,408

The effect of the different tax rates is basically due to a change of country mix in profits

On 22 December 2017, a tax reform was approved in the United States that took effect on 1 January 2018. The Group carried out an exercise to identify changes in the tax reform affecting its subsidiaries in the USA and an assessment of the impact that these changes had on the manner in which the deferred taxes will revert as of 31 December 2017. In the analysis performed, the main impact came from the change in tax rates to be applied to deferred taxes as of 31 December 2017, which fell from a rate of 35% to 21% for fiscal years beginning on or after 1 January 2018. The impact recorded in the "income tax expense" caption amounted to Euros 171 million in 2017.

(b) Deferred tax assets and liabilities

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	31/12/2019	31/12/2018	31/12/2017
Assets
Provisions	6,228	7,936	4,564
Inventories	51,838	41,029	35,619
Tax credits (deductions)	61,476	57,357	49,467
Tax loss carryforwards	36,066	32,769	6,179
Other	6,531	8,611	7,513
Subtotal, assets	162,139	147,702	103,342
Goodwill	(27,721)	(24,691)	(22,346)
Fixed assets, amortisation and depreciation	(2,821)	(3,922)	(7,780)
Intangible assets	(8,573)	(6,550)	(7,059)
Subtotal, net liabilities	(39,115)	(35,163)	(37,185)
Deferred assets, net	123,024	112,539	66,157
Liabilities
Goodwill	(194,964)	(150,644)	(105,963)
Intangible assets	(214,993)	(220,752)	(201,921)
Fixed assets	(88,498)	(99,819)	(95,029)
Debt cancellation costs	(65,967)	(42,319)	(70,503)
Inventories		—	—
Subtotal, liabilities	(564,422)	(513,534)	(473,416)
Tax loss carryforwards	24,734	20,833	15,384
Inventories	2,408	5,644	5,063
Provisions	39,366	53,290	47,404
Other	34,087	29,369	16,653
Subtotal, net assets	100,595	109,135	84,504
Net deferred Liabilities	(463,827)	(404,398)	(388,912)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2019	31/12/2018	31/12/2017
Balance at 1 January	(291,859)	(322,755)	(533,427)
Movements during the year	(58,275)	21,189	149,444
Movements in equity during the year	—	—	—
Business combination (note 3)	—	21,328	16,736
Translation differences	9,331	(11,621)	44,492
Balance at 31 December	(340,803)	(291,859)	(322,755)

The detail of deferred tax assets and liabilities by jurisdiction at 31 December 2019 is as follow:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	USA	Spain	Other	Total
	31/12/2019	31/12/2019	31/12/2019	31/12/2019
Net deferred tax	(392,040)	(35,117)	(35,921)	(463,078)
Tax credit rigths	54,340	5,162	1,297	60,799
Tax loss carryforwards	—	61,476	—	61,476
	(337,700)	31,521	(34,624)	(340,803)

The detail of deferred tax assets and liabilities by jurisdiction at 31 December 2018 is as follow:

	USA	Spain	Other	Total
	31/12/2018	31/12/2018	31/12/2018	31/12/2018
Net deferred tax	(353,116)	(34,441)	(15,260)	(402,817)
Tax credit rigths	46,722	5,669	1,210	53,601
Tax loss carryforwards	—	57,357	—	57,357
	(306,394)	28,585	(14,050)	(291,859)

The detail of deferred tax assets and liabilities by jurisdiction at 31 December 2017 is as follow:

	USA	Spain	Other	Total
	31/12/2017	31/12/2017	31/12/2017	31/12/2017
Net deferred tax	(325,550)	(32,396)	(35,840)	(393,786)
Tax credit rigths	15,385	5,759	420	21,564
Tax loss carryforwards	—	49,467	—	49,467
	(310,165)	22,830	(35,420)	(322,755)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2019, 2018 and 2017 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 26,840 thousand at 31 December 2019 (Euros 27,097 thousand at 31 December 2018).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years.

Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 66,364 thousand (Euros 55,282 thousand at 31 December 2018).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c) Years open to inspection

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

•	Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of State Income Tax in North Carolina and New York states (fiscal years 2012 to 2015). During 2017, this inspection was closed without any significant adjustment.
•	Grifols Shared Services North America, Inc. and subsidiaries: In 2018 notification of an inspection was received relating to the State Income Tax for the fiscal year 2016.
•	Grifols, S.A., Grifols Movaco, S.A., Diagnostic Grifols, S.A. and Instituto Grifols, S.A: In 2019 notification of an inspection has been received from 2014 to 2016 for corporate income tax and from 2015 to 2016 for VAT and withholding tax.

Group management does not expect any significant liability to derive from these inspections.

(29) Other Commitments with Third Parties and Other Contingent Liabilities

(a) Guarantees

The Group has no significant guarantees extended to third parties.

(b) Guarantees committed with third parties

The Group has no significant guarantees extended to third parties, except for those described in note 21.

(c) Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2019 has amounted to Euros 833 thousand (Euros 777 thousand for 2018).

In successive years this contribution will be defined through labor negotiations.

In the event that control is taken of the Company, the Group has agreements with 63 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary.

The Group has contracts with five executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances.

Restricted Share Unit Retention Plan

Fod the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. Under this plan, employees can choose to receive up to 50% of their yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match this with an additional 50% of the employee’s choice of RSUs.

Grifols Class B Shares and Grifols ADS are valued at grant date.

These RSU’s will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he/she will not be entitled to the additional RSU’s.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

At 31 December 2019, the Group has settled the RSU plan of 2016 for an amount of Euros 8,546 thousand (Euros 7,914 thousand at 31 December 2018 corresponding to the RSU plan of 2015).

This commitment is treated as equity instrument and the amount totals Euros 12,498 thousand at 31 December 2019 (Euros 12,652 thousand at 31 December 2018).

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 29.4 million in 2019 (US Dollars 20.7 million in 2018).

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

(d) Purchase commitments

Details of the Group’s commitments of raw materials at 31 December 2019 are as follows:

Thousands of Euros
2020	202,996
2021	107,249
2022	1,713
2023	1,312
2024	1,126
More than 5 years	1,783

(e) Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•    ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS, INC. adv. SIEMENS HEALTHCARE DIAGNOSTICS, INC.

Served: 20 November 2018

Contract Dispute

Ortho-Clinical Diagnostics, Inc. ("Ortho") and Grifols Diagnostic Solutions, Inc. ("GDS") dispute with Siemens Healthcare Diagnostics, Inc. ("Siemens") regarding sales and commissions under the Supply and Agency Agreement.

NEXT ACTION: Dispute Resolution initiated per the Supply and Agency Agreement. Common Interest and Joint Defense Agreement entered between Ortho and GDS. Several meeting with executives and counsel took place in June, September and October 2019. Notice of arbitration filed on 4 December 2019. Siemens filed counterclaims on 10 December 2019. Parties identified prospective arbitrators for panel.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

•    BIOMERIEUX, S.A., et al. v. HOLOGIC, INC., GRIFOLS, S.A., GRIFOLS DIAGNOSTIC SOLUTIONS INC.

Served: 9 February 2017

US District Court for the Middle District of North Carolina
Patent Infringement, Case No. 1:17-CV-102

bioMérieux alleges infringement of U.S. Patent Nos. 8,697,352 and 9,074,262 by Hologic Inc. ("Hologic"), GDS and Grifols SA ("GSA") with respect to identified HIV Assays.

NEXT ACTION: The Court issued its ruling on the summary judgment motion, prompting bioMérieux to dismiss claims related to the 9,074,262 patent. A jury trial was held surrounding only claims related to the 8,697,352 patent. On February 25, 2020, the jury returned a verdict in favor of Hologic and Grifols in the U.S. District Court in Delaware. Specifically, the jury held that all claims of the patent asserted by bioMérieux in the case were invalid (1) because they were anticipated by Hologic’s prior invention of the underlying technology and (2) due to obviousness. As a result of this ruling, Hologic and Grifols do not owe any damages to bioMérieux and may continue to sell, service and support the affected Procleix and Aptima products without restriction. BioMérieux may still file post-trial motions and appeal the verdict.

•    NOVARTIS VACCINES AND DIAGNOSTICS, INC., NOVARTIS PHARMA AG, and GRIFOLS WORLDWIDE OPERATIONS LIMITED v. REGENERON PHARMACEUTICALS, INC.

Served: 24 May 2018 on Regeneron

US District Court for the Southern District of New York White Plains Division Patent Infringement, Civil Action No. 7:18-cv-2434
Novartis Vaccines and Diagnostics, Inc., Novartis Pharma AG, and Grifols Worldwide Operations Limited ("GWWO") allege patent infringement of U.S. Patent No. 5,688,688 ("the '688 patent").

NEXT ACTION: Joint Defense Agreement with Novartis. Defendants filed a motion to dismiss willful infringement claims on 2 August 2018, which was denied on 24 October 2018. Deposition of Seamus McCooey as 30(b)(6) witness for GWWO taken on 21 March 2019. Court-ordered mediation was held 30 May 2019 with no resolution. Regeneron filed an IPR on 14 May 2019 with the PTAB with respect to the 688 patent. Following the Court's decision on the claim construction, the Court issued its Judgement of Noninfringement and Order of Dismissal on 5 September 2019, parties to bear their own fees and costs. The IPR was dismissed by the PTAB following the parties' Joint Motion to Dismiss of October 2019. The time to appeal has passed and these matters are now closed.

•    ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC.

Served: 8 October 2019

US District Court, Northern District of Illinois
Patent Infringement, Civil Action No. 1:19-cv-6587

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated 16 August 2019 (the “HIV License”). On 12 September 2019, GDS and Ortho filed Notice of Arbitration. On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. GDS filed Motions to Dismiss and to Compel Arbitration, but the Court continued all pending Motions and referred the parties to a magistrate for a mandatory settlement conference. On the 5th February the parties attended a Mandatory Settlement Conference ordered by the District Judge, with the Magistrate Judge presiding. No satisfactory settlement was reached. On March 16, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing is set for June 15-16, 2020. The arbitration ruling is due on or before July 7, 2020.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(30) Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros
	31/12/2018
			Carrying amount					Fair Value
	Financial assets at amortised costs	Financial assets at FV to profit or loss	Financial assets at FV to OCI	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	7	—	—	—	7	7	—	—	7
Current Financial derivatives	—	19,934	—	—	—	19,934	—	—	19,934	19,934
Trade receivables	—	—	198,010	—	—	198,010	—	198,010	—	198,010
Financial assets measured at fair value	—	19,941	198,010	—	—	217,951
Non-current financial assets	107,594	—	—	—	—	107,594
Other current financial assets	34,031	—	—	—	—	34,031
Trade and other receivables	163,575	—	—	—	—	163,575
Cash and cash equivalents	1,033,792	—	—	—	—	1,033,792
Financial assets not measured at fair value	1,338,992	—	—	—	—	1,338,992
Senior Unsecured Notes	—	—	—	(1,005,333)	—	(1,005,333)	(985,480)	—	—	(985,480)
Promissory Notes	—	—	—	(97,645)	—	(97,645)
Senior secured debt	—	—	—	(4,901,240)	—	(4,901,240)	—	(5,055,323)	—	(5,055,323)
Other bank loans	—	—	—	(264,525)	—	(264,525)
Finance lease payables	—	—	—	(12,885)	—	(12,885)
Other financial liabilities	—	—	—	(95,217)	—	(95,217)
Debts with associates	—	—	—	(7,079)	—	(7,079)
Other non-current debts	—	—	—	—	(1,301)	(1,301)
Trade and other payables	—	—	—	(721,699)	—	(721,699)
Other current liabilities	—	—	—	—	(169,189)	(169,189)
Financial liabilities not measured at fair value	—	—	—	(7,105,623)	(170,490)	(7,276,113)
	1,338,992	19,941	198,010	(7,105,623)	(170,490)	(5,719,170)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousand of Euros
	31/12/2019
			Carrying amount					Fair Value
	Financial assets at amortised costs	Financial assets at FV to profit or loss	Financial assets at FV to OCI	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	7	—	—	—	7	7	—	—	7
Other current financial assets	—	1,716,738	—	—	—	1,716,738	—	—	1,716,738	1,716,738
Trade receivables	—	—	298,346	—	—	298,346	—	298,346	—	298,346
Financial assets measured at fair value	—	1,716,745	298,346	—	—	2,015,091
Non-current financial assets	138,923	—	—	—	—	138,923
Other current financial assets	12,188	—	—	—	—	12,188
Trade and other receivables	153,960	—	—	—	—	153,960
Cash and cash equivalents	741,982	—	—	—	—	741,982
Financial assets not measured at fair value	1,047,053	—	—	—	—	1,047,053
Senior Unsecured & Secured Notes	—	—	—	(2,576,935)	—	(2,576,935)	(2,749,557)	—	—	(2,749,557)
Promissory Notes	—	—	—	(100,267)	—	(100,267)
Senior secured debt	—	—	—	(3,286,889)	—	(3,286,889)	—	(3,623,233)	—	(3,623,233)
Other bank loans	—	—	—	(400,850)	—	(400,850)
Lease liabilities	—	—	—	(740,690)	—	(740,690)
Other financial liabilities	—	—	—	(101,749)	—	(101,749)
Debts with associates	—	—	—	(1,258)	—	(1,258)
Other non-current debts	—	—	—	—	(983)	(983)
Trade and other payables	—	—	—	(747,514)	—	(747,514)
Other current liabilities	—	—	—	—	(197,399)	(197,399)
Financial liabilities not measured at fair value	—	—	—	(7,956,152)	(198,382)	(8,154,534)
	1,047,053	1,716,745	298,346	(7,956,152)	(198,382)	(5,092,390)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Financial derivatives

At 31 December 2019 and 2018 the Group has recognized the following derivatives:

Financial derivatives	Currency	Notional amount at 31/12/2019	Notional amount at 31/12/2018	Thousands Value at 31 /12/19-	of Euros Value at 31/12/18	Maturity
Call Option (Interstate Blood Bank, Inc., Bio-Blood Components, Inc and Plasma Biological Services, LLC)	US Dollar	N/A	N/A	—	8,733	30/04/2019
Call Option (ADMA Centers)	US Dollar	N/A	N/A	—	11,201	01/01/2019
Total Assets				—	19,934

On 11 May 2016 the Group paid an aggregate amount equal to US Dollars 10,000 thousand (Euros 8,960 thousand at the exchange rate at the date of acquisition) in respect of the call option for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. shares that are not owned by the Group. The call option was exercised by the Group by delivering written notice of its intention on 30 April 2019 (see notes 2 and 3).

On 6 June 2017, Biotest Pharmaceuticals Corporation agreed to purchase from ADMA Biologics all of its rights, titles and interests in two donation centers located in Georgia, USA. On 1 August 2018, Grifols acquired Biotest and its net assets (including the purchase option). The execution of the purchase option was carried out on 1 January 2019 (see note 12).

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

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2019 and 2018 the maximum level of exposure to credit risk is as follows:

	Thousands of Euros
Carrying amount	Note	31/12/2019	31/12/2018
Non-current financial assets	12	138,930	107,601
Other current financial assets	12	1,728,926	53,965
Trade receivables	14	369,797	269,167
Other receivables	14	29,267	45,327
Cash and cash equivalents	15	741,982	1,033,792
		3,008,902	1,509,852

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The maximum level of exposure to risk associated with receivables at 31 December 2019 and 2018, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2019	31/12/2018
Spain	58,363	46,025
EU countries	44,887	48,354
United States of America	171,345	79,829
Other European countries	13,485	14,289
Other regions	110,984	125,997
	399,064	314,494

(b)	Impairment losses

A breakdown of the trade and other receivables net of the bad debt provision by ageing as of 31 December 2018 is as follows:

	Thousands of Euros
	ECL Rate	Total gross carrying amount	Provision	Total net trade receivable third party
Not matured	0.19%	180,448	(335)	180,113
Past due 0-30 days	0.19%	52,310	(92)	52,218
Past due 31-60 days	0.62%	11,125	(67)	11,058
Past due 61-90 days	2.03%	10,729	(208)	10,521
Past due 91-180 days	3.01%	12,158	(353)	11,805
Past due 181-365 days	8.52%	4,158	(1,222)	2,936
More than one year	100.00%	7,549	(7,033)	516
Customers with objective evidence of impairment		11,221	(11,221)	—
		289,698	(20,531)	269,167

A breakdown of the trade and other receivables net of the bad debt provision by seniority as of December 31, 2019 is as follows:

	Thousands of Euros
	ECL Rate	Total gross carrying amount	Provision	Total net trade receivable third party
Not matured	0.19%	285,942	(585)	285,357
Past due 0-30 days	0.19%	48,212	(57)	48,155
Past due 31-60 days	0.62%	15,831	(101)	15,730
Past due 61-90 days	2.03%	10,364	(156)	10,208
Past due 91-180 days	3.01%	8,606	(243)	8,363
Past due 181-365 days	8.52%	2,216	(232)	1,984
More than one year	100.00%	3,056	(3,056)	—
Customers with objective evidence of impairment		17,861	(17,861)	—
		392,088	(22,291)	369,797

Unimpaired receivables that are past due mainly relate to public entities.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2019	31/12/2018	31/12/2017
Opening balance	20,531	19,706	17,987
Net charges for the year	4,971	6,443	8,003
Net cancellations for the year	(3,142)	(5,650)	(4,732)
Transfers	(19)	—	—
Translation differences	(50)	32	(1,552)
Closing balance	22,291	20,531	19,706

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

				Thousands of Euros
Carrying amount	Note	Carrying amount at 31/12/18	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities
Bank loans	21	5,165,765	6,522,083	195,568	202,437	522,040	3,086,734	2,515,304
Other financial liabilities	21	95,217	95,218	14,167	2,095	21,324	55,863	1,769
Bonds and other marketable securities	21	1,102,978	1,305,645	113,645	16,000	32,000	128,000	1,016,000
Finance lease payables	21	12,885	13,423	1,946	1,630	3,367	5,655	825
Debts with associates	31	7,079	7,079	—	7,079	—	—	—
Payable to suppliers	22	561,883	561,884	561,559	325	—	—	—
Other current liabilities	23	16,029	16,028	15,861	167	—	—	—
Total		6,961,836	8,521,360	902,746	229,733	578,731	3,276,252	3,533,898

		Thousands of Euros
Carrying amount	Note	Carrying amount at 31/12/19	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities
Bank loans	21	3,687,739	4,826,286	204,851	100,083	183,525	715,443	3,622,384
Other financial liabilities	21	101,749	101,749	21,000	20,708	50,646	7,416	1,979
Bonds and other marketable securities	21	2,677,202	3,167,075	128,606	32,016	64,031	2,137,772	804,650
Lease liabilities	21	740,690	740,690	22,335	22,131	41,444	155,300	499,480
Debts with associates	31	1,258	1,258	—	1,258	—	—	—
Payable to suppliers	22	581,882	581,882	581,867	15	—	—	—
Other current liabilities	23	22,320	22,320	21,612	708	—	—	—
Total		7,812,840	9,441,260	980,271	176,919	339,646	3,015,931	4,928,493

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

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2019
	Euros (*)	Dollars (**)
Trade receivables	4,978	29,022
Receivables from Group companies	101,685	3,829
Loans to Group companies	16,053	595
Cash and cash equivalents	(8,603)	1,698
Trade payables	(18,908)	(13,826)
Payables to Group companies	(75,435)	(93,713)
Loans from Group companies	(42,388)	(4,151)
Bank loans	(63,750)	—
Balance sheet exposure	(86,368)	(76,546)

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2019 and 2018 year ends are as follows:

	Closing exchange rate
Euros	31/12/2019	31/12/2018
US Dollars	1.1225	1.1450

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2019, equity would have increased by Euros 799,565 thousand (Euros 506,131 thousand at 31 December 2018) and profit due to foreign exchange differences would have decreased by Euros 16,291 thousand (Euros 4,125 thousand at 31 December 2018). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2019 and 2018 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest rate risk

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(a)	Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Fixed-interest financial instruments
Financial liabilities	(2,908,750)	(1,244,375)
	(2,908,750)	(1,244,375)
Variable-interest financial instruments
Financial liabilities	(3,587,171)	(5,233,638)
	(3,587,171)	(5,233,638)
	(6,495,921)	(6,478,013)

(b)	Sensitivity analysis

If the interest rate had been 100 basis points higher at 31 December 2019, the interest expense would have increased by Euros 51,412 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

If the interest rate had been 100 basis points higher at 31 December 2018, the interest expense would have increased by Euros 53,082 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

(31) Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2019	31/12/2018
Receivables from associates (note 14)	1,883	382
Trade payables associates	(114)	(15,796)
Loans to associates (note 12)	18,342	50,304
Loans to other related parties (note 12)	86,363	82,969
Other financial assets with other related parties	34,367	—
Debts with associates	(1,258)	(7,079)
Debts with key management personnel	(4,005)	(4,425)
Payables to members of the board of directors	—	—
Payables to other related parties	(4,878)	(7,706)
Other financial liabilities with other related parties	(13,000)	—
	117,700	98,649

Payables are included in trade and other payables (see note 22).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(a)	Group transactions with related parties

Group transactions with related parties during 2017 were as follows:

		Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	3,009	—	—	—
Purchases	(68,335)	—	—	—
Other service expenses	(11,798)	—	(7,100)	(939)
Operating lease expense	—	—	(5,426)	—
Remuneration	—	(13,672)	—	(5,755)
R&D agreements	(164)	—	—	—
Finance income	(440)	—	—	—
Finance cost	592	—	—	—
	(77,136)	(13,672)	(12,526)	(6,694)

Group transactions with related parties during 2018 were as follows:

		Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	5,846	—	—	—
Purchases	(97,941)	—	—	—
Other service expenses	(21,065)	—	(4,282)	(844)
Operating lease expense	—	—	(5,469)	—
Remuneration	—	(16,070)	—	(5,848)
R&D agreements	(50)	—	—	—
Sale of investments (note 3)	—	—	469,881	—
Finance income	3,951	—	—	—
Finance cost	(579)	—	—	—
	(109,838)	(16,070)	460,130	(6,692)

Group transactions with related parties during 2019 are as follows:

		Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	10,196	—	—	—
Purchases	(48,300)	—	—	—
Other service expenses	(25,638)	—	(5,586)	(220)
Operating lease expense	—	—	—
Remuneration	—	(16,795)	—	(5,517)
Payments for rights of use	—	—	(7,104)	—
Finance income	2,265	—	—	—
Finance cost	(158)	—	—	—
	(61,635)	(16,795)	(12,690)	(5,737)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

“Other service expenses” include contributions to non-profit organizations totaling Euros 5,586 thousand in 2019 (Euros 4,282 thousand in 2018 and Euros 7,100 thousand in 2017).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director received annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. In the years 2014, 2015, 2017 and 2018 the contract was renewed and the amount of the fees corresponded to US Dollars 1 million per year. The contract has expired on 31 March 2019 and during 2019 the fees amounted to US Dollars 250 thousand.

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

Directors representing shareholders´ interests have received remuneration of Euros 1,501 thousand in 2019 (Euros 1,610 thousand in 2018).

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

(a) Consequences due to COVID-19

As of the date of the financial statements preparation, the Company´s activity has not been materially impacted and it is not expected to be significantly affected by the impacts of COVID-19.

Our products are considered lifesaving and have been identified as a strategic industry for most governments and therefore is prevented from being suspended. Our multi-site plasma and industrial facilities highly mitigates any business disruption. In addition, the Company maintains inventory levels to support operations for more than six months of strong demand, which mitigates potential supply chain interruption.

However, the full extent, consequences, and duration of the COVID-19 pandemic and the resulting operational and financial impact on the Company cannot be predicted at the time of publication of this Annual Report. The Company will continue to evaluate the impact that these events could have on the financial position, and the results of operations and cash flows during fiscal year 2020.

Regarding the SRAAS transaction, although the legal transfer to Shanghai RAAS of the rights of GDS shares was recorded as of 31 December, 2019, due to the COVID-19 outbreak in China the closing of the transaction was delayed until 30 March 2020.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b)	Acquisition of ownership interest in Shanghai RAAS

Grifols reported in November 2018 that it had started conversations with Shanghai RAAS Blood Products Co Ltd. ("SR") in order to make an investment in this company, which is listed in Shenzhen Stock Exchange (People's Republic of China). On March 30, 2020 Grifols and SR has closed an agreement for asset purchase by share issue, according to which:

•	Grifols acquires 26.2% voting and economic rights in SR. Grifols contributes 45% economic rights and 40% voting rights in its subsidiary Grifols Diagnostic Solutions Inc. that is wholly owned by Grifols and, therefore, Grifols, S.A will continue to hold 55% economic rights and 60% voting rights in Grifols Diagnostic Solutions Inc.

After the consummation of the transaction, the main shareholders in SR will be Grifols (26.2%), followed by Creat Group Co. Ltd. ("Creat"), (26.18%), and RAAS China Limited (ca. 22.78%). Other minority and institutional investors will hold the remaining shares.

•	Based on the current shareholding structure of Shanghai RAAS, Grifols will have three members on the Shanghai RAAS’ Board of Directors, which includes a total of nine members. It will also maintain the right of veto for certain decisions such as share issuance, divestment of major assets, mergers, and bylaw amendments, among others; as well as subscription rights in possible capital increases. Two members of Shanghai RAAS will serve on the board of Grifols Diagnostic Solutions, which includes a total of 5 members.
•	Under the terms of the transaction, Grifols and Shanghai RAAS have signed an Exclusive Strategic Alliance Agreement that establishes international quality and manufacturing standards. To this end, Grifols will appoint an expert to assess and verify compliance of these standards.
•	Grifols will receive royalties from Shanghai RAAS for technological support and know-how in the field of bioscience and diagnostic for use in China. Grifols will also provide engineering services on a fee basis. Under the agreement, Shanghai RAAS commits to using Grifols Diagnostic Solutions’ NAT donor-screening technology in its plasma collection operations.

No external financing was required to fund the transaction.As of 31 December 2019, Grifols transferred the rights of 90 shares of its subsidiary GDS in exchange of a contractual right resulting in a financial asset measured at fair value (equivalent to 1,766 million of SRAAS shares), at that date no shares of SRAAS were received. As a consequence, as of 31 December 2019, SRAAS was the minority shareholder owner of the 45% of GDS. Such contractual right fulfills the definition of financial asset under IFRS 9 – Financial Instruments and has been classified as a financial asset at fair value with changes in results for not complying with the principal and interest payment criteria (because they will be received participations in SRAAS).

On 30 March 2020, the SWAP agreement with SRAAS closed resulting in Grifols obtaining 26.2% of SRAAS. As a result of the transaction Grifols has acquired an equity method investment in SRAAS amounting to Euros 1,773 million, which was the fair market value of SRAAS as of 30 March 2020 with a gain of Euros 57 million recognized from the difference in the fair value of the financial instrument recorded as of 31 December 2019.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2019, 2018 and 2017

		Acquisition /			12/31/2019		12/31/2018		12/31/2017
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	55.000%	—	100.000%	—	100.000%

Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.) Merged with Grifols International in 2018	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	—	—	—	—	—	100.000%

Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	98.600%	1.400%	98.600%	1.400%	98.600%	1.400%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			12/31/2019		12/31/2018		12/31/2017
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Biologicals LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	100.000%	—

Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	55.000%	—	100.000%	—	100.000%

Grifols Therapeutics LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procurement of human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—	100.000%	—	100.000%	—

Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	91.880%	8.120%	99.998%	—	—	90.230%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			12/31/2019		12/31/2018		12/31/2017
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Asociación I+D Progenika	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	—	—	99.998%	—	90.230%

Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	—	55.000%	100.000%	—	100.000%	—

Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			12/31/2019		12/31/2018		12/31/2017
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%

Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—

Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30.000%	—	30.000%	—	30.000%

Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			12/31/2019		12/31/2018		12/31/2017
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	0.000%	100.000%	—	100.000%	—

Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.980%	0.020%	99.980%	0.020%	99.980%	0.020%

Medion Diagnostics GmbH	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	—	—	100.000%	—	100.000%

Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			12/31/2019		12/31/2018		12/31/2017
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	100.000%	—	100.000%	—

Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			12/31/2019		12/31/2018		12/31/2017
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Grifols (H.K.), Limited	Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	55.000%	—	100.000%	—	100.000%

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984%	0.016%	99.984%	0.016%	99.984%	0.016%

Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—	100.000%	—	100.000%	—

Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100.000%	—	100.000%	—	100.000%

Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—	100.000%	—	100.000%	—

Gripdan Invest, S.L	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Rental of industrial buildings	100.000%	—	100.000%	—	100.000%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			12/31/2019		12/31/2018		12/31/2017
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Gri-Cel, S.A. (merged with Instituto Grifols, S.A. in 2019)	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	—	—	0.001%	99.999%	0.001%	99.999%

Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	—	75.100%	—	73.220%	—	73.220%

VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	81.340%	—	81.340%	—	81.340%

Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	—	100.000%	—	100.000%	—	100.000%

PBS Acquisition Corp. (merged with IBBI in 2019)	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States	2016	Services	Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code)	—	—	—	100.000%	—	100.000%

Kiro Grifols S.L (formerly Kiro Robotics S.L)	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	90.000%	—	90.000%	—	90.000%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

		Acquisition /			12/31/2019		12/31/2018		12/31/2017
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Chiquito Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").	—	100.000%	—	100.000%	—	100.000%

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	2017	Industrial	Collection and use of mineral-medicinal waters and obtainment of all necessary administrative concessions for the optimum and widest use of these.	99.990%	0.010%	100.000%	—	—	—

Goetech LLC (D/B/A Medkeeper)	7600 Grandview Avenue, Suite 210, Arvada, CO 80002, United States	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	—	54.760%	—	54.760%	—	—

Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	100.000%	—	—	—	—

Haema, AG	LandsteinerstraBe 1, 04103 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—

Biotest Pharmaceutical Corporation	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—

Biotest US Corporation	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA	2018	Corporate services	Corporate services for Biotest Pharmaceutical Corporation	—	—	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

Name	Registered Office	Acquisition/ Incorporation date	Activity	Statutory Activity	12/31/2019		12/31/2018		12/31/2017
					% shares		% shares		% shares
					Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity-accounted investees and others

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	35.130%	—	35.130%	—	35.130%

TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	—	—	—	—	14.180%

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	24.990%	—	24.990%	—	8.420%

Alkahest, Inc.	3500 South DuPont Hwy Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	47.580%	—	47.580%	—	47.580%

Albajuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	49.000%	—	30.000%	—	30.000%

Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	49.190%	—	49.190%

Bio Blood Components Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	48.972%	—	48.972%

Plasma Biological Services, LLC	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	48.900%	—	48.900%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

Name	Registered Office	Acquisition/ Incorporation date	Activity	Statutory Activity	12/31/2019		12/31/2018		12/31/2017
					% shares		% shares		% shares
					Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity-accounted investees and others

Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	19.330%	—	19.330%	—	19.330%

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona, Spain	2017	Industrial	Collection and use of mineral-medicinal waters and obtainment of all necessary administrative concessions for the optimum and widest use of these.	—	—	—	—	50.000%	—

Access Biologicals, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

Access Manufacturing, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	49.000%	—	49.000%

Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, USA	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	43.960%	—	43.960%	—	43.960%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

Name	Registered Office	Acquisition/ Incorporation date	Activity	Statutory Activity	12/31/2019		12/31/2018		12/31/2017
					% shares		% shares		% shares
					Direct	Indirect	Direct	Indirect	Direct	Indirect

Equity-accounted investees and others

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—	50.000%	—	50.000%	—	—

Medcom Advance, S.A	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	—	45.000%	—	—	—	—

Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	—	50.000%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2019, 2018 and 2017

(Expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Revenues from external customers	3,993,462	3,516,704	3,429,785	134,441	119,454	105,649	733,604	702,265	732,369	266,540	167,004	66,791	22,820	22,451	18,263	(52,176)	(41,154)	(34,784)	5,098,691	4,486,724	4,318,073

Total operating income	3,993,462	3,516,704	3,429,785	134,441	119,454	105,649	733,604	702,265	732,369	266,540	167,004	66,791	22,820	22,451	18,263	(52,176)	(41,154)	(34,784)	5,098,691	4,486,724	4,318,073

Profit/(Loss) for the segment	1,079,216	902,402	985,495	(8,674)	(12,587)	(9,766)	215,828	215,990	248,080	16,246	36,824	35,598	1,279	19,788	(9,632)	(3,094)	(5,764)	(12,305)	1,300,801	1,156,653	1,237,470

Unallocated expenses																			(169,436)	(162,529)	(234,127)
Operating profit/(loss)																			1,131,365	994,124	1,003,343

Finance result																			(274,724)	(257,244)	(287,734)

Share of profit/(loss) of equity-accounted investee	--	2,839	(10,434)	--	--	2,112	(19,794)	(10,975)	(9,335)	--	3,039	1,830	(19,744)	(5,941)	(4,060)	--	--	--	(39,538)	(11,038)	(19,887)
Income tax expense																			(168,459)	(131,436)	(34,408)
Profit for the year after tax																			648,644	594,406	661,314

Segment assets	8,416,922	6,928,220	6,007,153	274,250	250,543	145,477	3,676,011	3,526,136	3,356,185	226,814	117,673	7,409	77,501	54,363	60,449	(32,892)	(29,281)	(22,196)	12,638,606	10,847,654	9,554,477
Equity-accounted investments	10,368	99,547	83,905	--	--	--	--	19,256	29,322	49,922	47,742	44,220	54,183	60,360	61,562	--	--	--	114,473	226,905	219,009
Unallocated assets	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	2,789,532	1,402,487	1,146,778
Total assets																			15,542,611	12,477,046	10,920,264

Segment liabilities	1,371,352	764,377	423,415	53,441	32,767	13,560	351,799	230,517	192,720	126,289	6,427	--	35,581	34,698	26,903	--	--	--	1,938,462	1,068,786	656,598
Unallocated liabilities	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	6,758,381	6,711,656	6,629,701
Total liabilities																			8,696,843	7,780,442	7,286,299

Other information:
Allocated amortisation and depreciation	196,335	156,893	157,478	11,686	10,819	6,436	52,224	44,030	40,815	20,415	5,656	--	2,147	1,941	2,237	--	--	--	282,807	219,339	206,966

Unallocated amortisation and depreciation	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	19,648	9,270	8,524

Allocated expenses that do not require cash payments	43,524	172,648	7,049	(289)	297	(514)	(22,873)	(27,651)	(4,423)	393	28	--	--	--	--		--	--	20,755	145,322	2,112

Unallocated expenses that do not require cash payments	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	2,416	1,339	(58,752)

Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	868,103	220,531	227,635	62,298	15,354	10,429	103,911	58,064	70,032	65,448	2,050	198	1,768	883	20,911	--	--	--	1,101,528	296,882	329,205
Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	73,544	19,795	11,268

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Reporting by geographical area for the years ended 31 December 2019, 2018 and 2017

(Expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Consolidated
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Net Revenue	268,287	264,913	242,894	588,375	535,361	444,089	3,390,811	2,974,429	2,896,505	851,218	712,021	734,585	5,098,691	4,486,724	4,318,073

Assets by geographical area	2,764,054	898,599	899,223	3,425,874	3,177,781	2,397,200	9,059,674	8,133,108	7,341,174	293,009	267,558	282,667	15,542,611	12,477,046	10,920,264

Other information:
Additions for the year of property, plant & equipment, intangible assets and rights of use	183,891	70,639	62,271	181,736	69,534	80,910	787,586	166,353	188,557	21,859	10,151	8,735	1,175,072	316,677	340,473

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2019

(Expressed in thousands of Euros)

	Balance at		Business			Translation	Balance at
	12/31/2018	Additions	combinations	Transfers	Disposals	differences	12/31/2019

Development costs	377,312	53,847	—	—	(591)	4,771	435,339

Concessions, patents, licenses brands & similar	196,410	26,222	2,587	293	—	4,485	229,997

Computer software	234,423	21,846	17	(518)	(105)	2,934	258,597

Currently marketed products	1,071,827	—	—	—	—	21,007	1,092,834

Other intangible assets	174,768	8	(365)	516	(5)	3,437	178,359

Total cost of intangible assets	2,054,740	101,923	2,239	291	(701)	36,634	2,195,126

Accum. amort. of development costs	(90,107)	(13,357)	—	—	—	(67)	(103,531)

Accum. amort of concessions, patents, licenses, brands & similar	(36,760)	(6,386)	—	—	—	(510)	(43,656)

Accum. amort. of computer software	(126,653)	(15,963)	—	(278)	60	(972)	(143,806)

Accum. amort. of currently marketed products	(278,795)	(38,040)	—	—	—	(5,284)	(322,119)

Accum. amort. of other intangible assets	(70,553)	(8,144)	—	(763)	—	(1,376)	(80,836)

Total accum. amort intangible assets	(602,868)	(81,890)	—	(1,041)	60	(8,209)	(693,948)

Impairment of other intangible assets	(66,335)	—	—	—	—	(1,309)	(67,644)

Carrying amount of intangible assets	1,385,537	20,033	2,239	(750)	(641)	27,116	1,433,534

(See note 3)

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2018

(Expressed in thousands of Euros)

	Balance at		Business			Translation	Balance at
	12/31/2017	Additions	combinations	Transfers	Disposals	differences	12/31/2018

Development costs	311,694	55,439	—	—	(36)	10,215	377,312

Concessions, patents, licenses brands & similar	182,885	—	6,225	—	(757)	8,057	196,410

Computer software	174,945	20,252	34,319	(762)	(1,116)	6,785	234,423

Currently marketed products	1,024,376	—	—	—	—	47,451	1,071,827

Other intangible assets	147,307	48	19,749	—	—	7,664	174,768

Total cost of intangible assets	1,841,207	75,739	60,293	(762)	(1,909)	80,172	2,054,740

Accum. amort. of development costs	(79,349)	(10,660)	—	—	—	(98)	(90,107)

Accum. amort of concessions, patents, licenses, brands & similar	(29,783)	(6,132)	—	—	—	(845)	(36,760)

Accum. amort. of computer software	(106,319)	(12,918)	(5,872)	—	1,116	(2,660)	(126,653)

Accum. amort. of currently marketed products	(231,068)	(36,154)	—	—	—	(11,573)	(278,795)

Accum. amort. of other intangible assets	(61,966)	(5,536)	—	246	—	(3,297)	(70,553)

Total accum. amort intangible assets	(508,485)	(71,400)	(5,872)	246	1,116	(18,473)	(602,868)

Impairment of other intangible assets	(63,380)	—	—	—	—	(2,955)	(66,335)

Carrying amount of intangible assets	1,269,342	4,339	54,421	(516)	(793)	58,744	1,385,537

(See note 3)

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use

for the year ended

31 December 2019

(Expressed in thousands of Euros)

	Balance at		Business			Translation	Balance at
	12/31/2018	Additions	combinations	Transfers	Disposals	differences	12/31/2019

Land and buildings	—	728,246	—	381	(531)	6,750	734,846

Machinery	—	1,957	—	4,209	—	1	6,167

Computer equipment	—	3,324	—	3,156	(4)	28	6,504

Vehicles	—	14,346	—	20	(371)	35	14,030

Total cost of rights of use	—	747,873	—	7,766	(906)	6,814	761,547

Accum. amort. of land and buildings	—	(49,786)	—	—	287	58	(49,441)

Accum. amort of machinery	—	(1,768)	—	69	—	1	(1,698)

Accum. amort. of computer equipment	—	(2,204)	—	21	3	—	(2,180)

Accum. amort. of vehicles	—	(4,613)	—	—	231	12	(4,370)

Total accum. amort of rights of use	—	(58,371)	—	90	521	71	(57,689)

Carrying amount of rights of use	—	689,502	—	7,856	(385)	6,885	703,858

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2019

(Expressed in thousands of Euros)

	Balance at 31/12/2018	Additions	Business combination	Transfers	Disposals	Translation differences	Balance at 31/12/2019

Cost:

Land and buildings	726,412	30,209	30,346	10,866	(2,078)	11,440	807,195
Plant and machinery	1,984,853	55,957	19,079	68,107	(13,892)	27,507	2,141,611
Fixed assets under construction	345,391	239,111	926	(91,788)	(55)	3,579	497,164
	3,056,656	325,277	50,351	(12,815)	(16,025)	42,526	3,445,970

Accumulated depreciation:

Buildings	(89,378)	(18,108)	(23,288)	23,111	657	(1,632)	(108,638)
Plant and machinery	(1,012,735)	(144,086)	—	(17,402)	11,901	(12,753)	(1,175,075)
	(1,102,113)	(162,194)	(23,288)	5,709	12,558	(14,385)	(1,283,713)

Impairment of other property, plant and equipment	(2,560)	(113)	—	—	—	(39)	(2,712)

Carrying amount	1,951,983	162,970	27,063	(7,106)	(3,467)	28,102	2,159,545

(See note 3)

This appendix forms an integral part of note 10 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2018

(Expressed in thousands of Euros)

	Balances at 31/12/2017	Additions	Business combination	Transfers	Disposals	Translation differences	Balances at 31/12/2018

Cost:

Land and buildings	673,534	1,223	19,344	6,051	(280)	26,540	726,412
Plant and machinery	1,704,679	57,699	79,003	100,961	(15,855)	58,366	1,984,853
Fixed Assets under construction	262,119	182,016	1,746	(106,473)	—	5,983	345,391
	2,640,332	240,938	100,093	539	(16,135)	90,889	3,056,656

Accumulated depreciation:

Buildings	(66,765)	(15,224)	(4,682)	—	222	(2,929)	(89,378)
Plant and machinery	(810,782)	(141,985)	(46,995)	(23)	13,025	(25,975)	(1,012,735)
	(877,547)	(157,209)	(51,677)	(23)	13,247	(28,904)	(1,102,113)

Impairment of other property, plant and equipment	(2,732)	81	—	—	—	91	(2,560)

Carrying amount	1,760,053	83,810	48,416	516	(2,888)	62,076	1,951,983

(See note 3)

This appendix forms an integral part of note 10 to the consolidated financial statements.

APPENDIX VI

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Liquidity for Distribution of Interim Dividend 2019

(Expressed in thousands of Euros)

Thousands of Euros
Forecast distributable profit for 2019:
Projected profit after tax until 31/12/2019	827,684
Less, provision required to legal reserve	—

Estimated distributable profit for 2019	827,684

Interim dividends distributed	136,828

Forecast cash for the period 25 October 2019 to 25 October 2020:
Cash balances at 25 October 2019	—
Projected collections	1,157,200
Projected payments, including interim dividend	557,000

Projected cash balances at 25 October 2020	600,200

This appendix forms an integral part of note 16 to the consolidated financial statements.

APPENDIX VI

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

This appendix forms an integral part of note 16 to the consolidated financial statements.

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

Date: April 6, 2020