Form 20-F
period 2020-12-31
Grifols SA
filed 2021-04-09
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number 001-35193

GRIFOLS, S.A.
(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)

Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Vallès 08174 Barcelona, Spain
(Address of principal executive offices)

David Ian Bell General Counsel Telephone: +34 93 571 02 21 Email: david.bell@grifols.com Grifols Shared Services North America, Inc. 2410 Lillyvale Ave Los Angeles, CA 90032-3514
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes ☐ No

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

☐ Yes ☒ No

GRIFOLS, S.A.

i

GENERAL INFORMATION

As used in this annual report on Form 20-F, unless the context otherwise requires or as is otherwise indicated:

●	all references to “Grifols,” the “Company,” “we,” “us” and “our” refer to Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain, and our consolidated subsidiaries;

●	all references to the “Group” or the “Grifols Group” are to Grifols, S.A. and the group of companies owned or controlled by Grifols, S.A; and

●	see “Glossary of Terms” for further explanations and/or definitions of terms referenced in this Form 20-F.

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

The functional and presentation currency of Grifols is the euro. All tabular disclosures are presented in thousands of euros except share and per share amounts, percentages and as otherwise indicated. Certain monetary amounts and other figures included in this annual report on Form 20-F have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Constant Currency

Net revenue variance in constant currency is determined by comparing adjusted current period figures, calculated using prior period monthly average exchange rates, to the prior period net revenue. The resulting percentage variance in constant currency is considered to be a non-IFRS-IASB financial measure. Net revenue variance in constant currency calculates net revenue variance without the impact of foreign exchange fluctuations. We believe that constant currency variance is an important measure of our operations because it neutralizes foreign exchange impact and illustrates the underlying change from one year to the next. We believe that this presentation provides a useful period-over-period comparison as changes due solely to exchange rate fluctuations are eliminated. Net revenue variance in constant currency, as defined and presented by us, may not be comparable to similar measures reported by other companies. Net revenue variance in constant currency has limitations, particularly because the currency effects that are eliminated constitute a significant element of our net revenue and could impact our performance significantly. We do not evaluate our results and performance without considering variances in constant currency on the one hand and changes prepared in accordance with IFRS-IASB on the other. We caution you to follow a similar approach by considering data regarding constant currency period-over-period revenue variance only in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with IFRS-IASB. We present the fluctuation derived from IFRS-IASB net revenue next to the fluctuation derived from non IFRS-IASB net revenue.

See below for a reconciliation of reported net revenues to net revenues in constant currency:

	2020	2019	% var		2019	2018	% var
	(in millions of euros)				(in millions of euros)
Reported Net Revenues	5,340.0	5,098.7	4.7%	Reported Net Revenues	5,098.7	4,486.7	13.6%
Variation due to exchange rate effects	68.0			Variation due to exchange rate effects	(197.9)
Constant Currency Net Revenues	5,408.0	5,098.7	6.1%	Constant Currency Net Revenues	4,900.8	4,486.7	9.2%

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this annual report on Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data, information taken from filings with the Securities and Exchange Commission and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the Marketing Research Bureau, or the MRB. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

These forward-looking statements reflect, as applicable, our management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include, but are not limited to:

Risks Relating to Our Business:

●	the complexity of our manufacturing processes and the susceptibility of our biological intermediates to contamination;

●	our need to continually monitor our products for possible unexpected side effects;

●	our ability to adhere to government regulations so that we may continue to manufacture and distribute our products;

●	the impact of the coronavirus pandemic on our operations;

●	the impact of disruptions in our supply of plasma or in the operations of our plasma collection centers;

●	the impact of competing products and pricing and the actions of competitors;

●	the impact of product liability claims on our business;

●	our reliance on a plasma supply free of transmittable disease;

●	interest rates and availability and cost of financing opportunities;

●	the impact of interest rate fluctuations;

●	the impact of the Brexit deal;

●	uncertainty about the value of loans and other financial instruments due to the phasing out and replacement of LIBOR;

●	unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;

●	reliance on third parties for manufacturing of products and provision of services;

●	our ability to commercialize products in development;

●	uncertainties involved in product research and development, including regarding clinical trials;

●	breaches of data security or data privacy, cybersecurity incidents, or disruptions in our information technology systems; and

●	our ability to protect our intellectual property rights.

Risks Relating to the Healthcare Industry:

●	potential legal proceedings related to the 2010 Patient Protection and Affordable Care Act and companion Healthcare and Education Reconciliation Act, repeal or amendment thereof, new legislation, or regulatory action affecting, among other things, the U.S. healthcare system, pharmaceutical pricing and reimbursement, including Medicaid, Medicare and the Public Health Service Program;

●	legislation or regulations in markets outside of the United States affecting product pricing, reimbursement, access, or distribution channels; and

●	changes in legal requirements affecting the industries in which we operate.

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

The following tables present our consolidated financial data for the periods and as of the dates indicated, prepared in conformity with IFRS, as issued by the IASB. Our consolidated balance sheet data as of December 31, 2020 and 2019 and our consolidated statement of profit and loss data for the years ended December 31, 2020, 2019 and 2018 is derived from our audited consolidated financial statements for those years, which are included in this annual report on Form 20-F. Our consolidated balance sheet data as of December 31, 2018 is derived from our consolidated financial statements for such year, which are not included in this Form 20-F. The Company adopted IFRS 16 Leases on January 1, 2019, and, as permitted under the transitional provisions in the standard, has not restated comparative figures for the respective prior reporting periods as a result of this adoption.

	As of December 31,
Consolidated Balance Sheet Data	2020	2019	2018
	(in thousands of euros)
ASSETS
Goodwill	5,332,271	5,507,063	5,209,230
Other intangible assets	1,557,650	1,433,534	1,385,537
Rights of use	678,696	703,858	—
Property, plant and equipment	2,324,107	2,159,545	1,951,983
Investments in equity accounted investees	1,869,020	114,473	226,905
Non-current financial assets	198,157	138,930	107,601
Deferred tax assets	149,921	123,024	112,539
Total non-current assets	12,109,822	10,180,427	8,993,795

	As of December 31,
Consolidated Balance Sheet Data	2020	2019	2018
	(in thousands of euros)
Inventories	2,002,281	2,342,590	1,949,360
Trade and other receivables:
Trade receivables	383,233	369,797	269,167
Other receivables	72,360	82,509	92,418
Current income tax assets	64,565	38,269	42,205
Trade and other receivables	520,158	490,575	403,790
Other current financial assets	11,118	1,728,926	53,965
Other current assets	51,750	58,111	42,344
Cash and cash equivalents	579,647	741,982	1,033,792
Total current assets	3,164,954	5,362,184	3,483,251
Total Assets	15,274,776	15,542,611	12,477,046
EQUITY AND LIABILITIES
Share capital	119,604	119,604	119,604
Share premium	910,728	910,728	910,728
Reserves	3,776,932	3,009,599	2,441,931
Treasury stock	(43,734)	(49,584)	(55,441)
Interim dividend	—	(136,828)	(136,747)
Profit for the year attributable to the Parent	618,546	625,146	596,642
Total Equity	5,382,076	4,478,665	3,876,717
Available for sale financial assets	—	—	—
Other comprehensive income	(1,155)	(903)	(554)
Translation differences	(272,529)	344,357	349,391
Other comprehensive expenses	(273,684)	343,454	348,837
Equity attributable to the Parent	5,108,392	4,822,119	4,225,554
Non-controlling interests	1,611,663	2,023,649	471,050
Total Equity	6,720,055	6,845,768	4,696,604
LIABILITIES
Grants	17,008	11,377	11,845
Provisions	27,271	8,030	6,114
Non-current financial liabilities	6,602,100	6,846,068	6,099,463
Other non-current liabilities	16,391	983	1,301
Deferred tax liabilities	556,813	463,827	404,398
Total non-current liabilities	7,219,583	7,330,285	6,523,121
Provisions	11,175	53,109	80,055
Current financial liabilities	424,612	361,312	277,382
Current debts with related companies	—	1,258	7,079
Trade and other payables:
Suppliers	601,618	581,882	561,883
Other payables	141,089	165,632	159,816
Current income tax liabilities	3,482	5,966	1,917
Total trade and other payables	746,189	753,480	723,616
Other current liabilities	153,162	197,399	169,189
Total current liabilities	1,335,138	1,366,558	1,257,321
Total liabilities	8,554,721	8,696,843	7,780,442
Total Equity and Liabilities	15,274,776	15,542,611	12,477,046

	For the Year Ended December 31,
Consolidated Statement of Profit and Loss Data	2020	2019	2018
	(in thousands of euros, except per share data)
Continuing Operations
Net revenue	5,340,038	5,098,691	4,486,724
Cost of sales	(3,084,873)	(2,757,459)	(2,437,164)
Gross margin	2,255,165	2,341,232	2,049,560
Research and development	(294,216)	(276,018)	(240,661)
Selling, general and administration expenses	(985,616)	(942,821)	(814,775)
Operating Expenses	(1,279,832)	(1,218,839)	(1,055,436)
Profit/(loss) of equity accounted investees with similar activity to that of the Group	20,799	8,972	—
Operating Result	996,132	1,131,365	994,124
Finance income	8,021	114,197	13,995
Finance costs	(249,639)	(342,965)	(293,273)
Change in fair value of financial instruments	55,703	1,326	—
Impairment of financial assets at amortized cost	—	(37,666)	30,280
Exchange differences	8,246	(9,616)	(8,246)
Finance result	(177,669)	(274,724)	(257,244)
Profit/(loss) of equity accounted investees	60,166	(39,538)	(11,038)
Profit before income tax from continuing operations	878,629	817,103	725,842
Income tax expense	(169,639)	(168,459)	(131,436)
Profit after income tax from continuing operations	708,990	648,644	594,406
Consolidated profit for the year	708,990	648,644	594,406
Profit attributable to the Parent	618,546	625,146	596,642
(Loss) attributable to non-controlling interests	90,444	23,498	(2,236)
Basic earnings per ordinary share	0.90	0.91	0.87
Average number of shares	685,515,740	685,115,836	684,709,377
Basic earnings per ordinary share from continuing operations	0.90	0.91	0.87
Cash dividend per ordinary share	0.16	0.35	0.40
Cash dividend per preference share	0.17	0.36	0.41

	For the Year Ended December 31,
Consolidated Statement of Comprehensive Income	2020	2019	2018
	(in thousands of euros)
Consolidated profit for the year	708,990	648,644	594,406
Other comprehensive expenses
Items for reclassification to profit or loss
Translation differences	(747,221)	33,256	268,557
Translation differences / Cash Flow Hedge	—	—	—
Available for sale financial Assets	—	—	—
Equity accounted investees	21,916	(4,360)	(9,270)
Cash flow hedges — effective part of changes in fair value	—	—	—
Cash flow hedges — amounts taken to profit and loss	—	—	—
Other	(252)	(349)	102
Tax effect	—	—	—
Other comprehensive income/(loss) for the year, after tax	(725,557)	28,547	259,389
Total comprehensive income/(loss) for the year	(16,567)	677,191	853,795
Total comprehensive income attributable to the Parent	1,408	641,772	856,598
Total comprehensive income/(expense) attributable to non-controlling interests	(17,975)	35,419	(2,803)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary

Our company, our business and our securities are subject to a number of risks which are described more comprehensively elsewhere in this item D. We present below a summary of our key risk factors.

Risks Relating to Our Structure:

●	Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our obligations;

●	Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks associated with our substantial leverage;

●	To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, including our ability to receive dividends and other distributions from our subsidiaries, while covenants in our debt agreements restrict our business in many ways;

●	The phasing out and ultimate replacement of LIBOR with an alternative reference rate and changes in the manner of calculating other reference rates may adversely impact the value of loans and other financial instruments we hold that are linked to LIBOR or other reference rates in ways that are difficult to predict and could adversely impact our financial condition and results of operations; and

●	Your ability to enforce civil liabilities under U.S. securities laws may be limited.

Risks Relating to Our Business:

●	Plasma and plasma derivative products are fragile, and improper handling of our plasma or plasma derivative products could adversely affect results of operations. Furthermore, our manufacturing processes are complex and involve biological intermediates that may be susceptible to contamination and variations in yield;

●	Once our products are approved and marketed, we must continually monitor them for signs that their use may result in serious and unexpected side effects, which could jeopardize our reputation and our ability to continue marketing our products. We may also be required to conduct post-approval clinical trials as a condition to licensing a product. Moreover, we may not be able to commercialize products in development;

●	Our ability to continue manufacturing and distributing our products depends on our continued adherence to cGMP regulations at our facilities;

●	A significant disruption in our supply of plasma could have a material adverse effect on our business and our growth plans;

●	The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us;

●	A significant portion of our net revenue has historically been derived from sales of our immunoglobulin products and we expect that they will continue to comprise a significant portion of our sales. Any adverse market event with respect to these products could have a material adverse effect on us;

●	We face significant competition, including from companies with greater financial resources;

●	Technological changes in the production of plasma derivative and diagnostic products could render our production process uneconomical;

●	Product liability claims or product recalls involving our products or products we distribute could have a material adverse effect on our business;

●	Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel;

●	Our business requires substantial capital to operate and grow and to achieve our strategy of realizing increased operating leverage, including the completion of several large capital projects;

●	Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar;

●	If our shipping distribution channels or the San Diego, Clayton, Emeryville, Los Angeles or Parets facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate, produce and distribute saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period and our distribution processes could be disrupted;

●	We rely in large part on the services of third parties for the manufacture, sale, distribution and delivery of our products. If these third parties fail to timely perform their obligations, or if we experience equipment difficulties, or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer;

●	Complex and evolving U.S. and international laws and regulations regarding privacy and data security and increased risk of cybersecurity incidents to our information technology systems could result in increased costs of operations and a significant disruption to our business;

●	In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries of the intellectual property relating to or incorporated into our technology and products; and

Risks Relating to the Healthcare Industry:

●	The United States Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act, each enacted in March 2010, may adversely affect our business;

●	Impact of government regulations over product development and regulatory approvals, as well as government pressures and constraints on reimbursement may adversely affect our business; and

●	We are subject to extensive government regulatory compliance and ethics oversight, and the failure to comply with laws and regulations governing the sales and marketing of our products or an adverse decision in lawsuits may result in adverse consequences to us.

Risks Relating to Our Shares and American Depositary Shares:

●	If we discover material weaknesses or significant deficiencies in our internal control over financial reporting, it may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under U.S. federal securities laws, which also could affect the market price of our American Depositary Shares or our ability to remain listed on NASDAQ;

●	The Grifols Family may exercise significant influence over the conduct of our business;

●	The market price of our Class B ADSs on NASDAQ may be volatile;

●	Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding our ADSs or shares;

●	Subscription (or preemptive) rights may be unavailable to U.S. holders of our shares or ADSs; and

●	ADS holders may be subject to limitations on the transfer of their ADSs.

Risks Relating to Our Structure

Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our obligations under our debt.

We have a significant amount of indebtedness. As of December 31, 2020, our current and non-current financial liabilities were €7.0 billion, of which a substantial majority (€5.9 billion) was long-term debt.

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

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. Our business is capital intensive, and we regularly seek additional capital. Although the indenture governing the 2017 Notes (as defined herein), the indenture governing the 2019 Notes (as defined herein), the 2019 Credit Facilities (as defined herein) and the European Investment Bank Term Loans (as defined herein) contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions, including secured debt, could be substantial. Adding more debt to current debt levels could exacerbate the leverage-related risks described above. For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit.”

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

In addition, our borrowings under the 2019 Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the 2019 Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity of such indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including the 2019 Credit Facilities, the 2017 Notes, the 2019 Notes and the European Investment Bank Term Loans, on commercially reasonable terms or at all.

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

A breach of any of these covenants could result in a default under our 2019 Credit Facilities, our 2017 Notes, our 2019 Notes and/or the European Investment Bank Term Loans. Upon the occurrence of an event of default under the 2019 Credit Facilities and the European Investment Bank Term Loans, our creditors could elect to declare all amounts outstanding under the 2019 Credit Facilities, the 2017 Notes, the 2019 Notes and the European Investment Bank Term Loans to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the creditors under the 2019 Credit Facilities, the European Investment Bank Term Loans and the 2019 Notes could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the 2019 Credit Facilities, the European Investment Bank Term Loans and the 2019 Notes. If our creditors under the 2019 Credit Facilities, the 2017 Notes, the 2019 Notes or the European Investment Bank Term Loans accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness.

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

Our business could suffer as a result of the United Kingdom’s decision to end its membership in the European Union.

The United Kingdom, or U.K., formally left the European Union, or EU, on January 31, 2020, and on December 24, 2020, the U.K. and the EU reached an agreement on a new partnership governing the rules that apply between the U.K. and the EU. On January 1, 2021, provisional application of the agreement took effect. Despite the existence of a new deal, the decision of the U.K. to exit from the EU, or Brexit, may lead to legal uncertainty and potentially divergent laws and regulations between the U.K. and the EU, as the United Kingdom determines which EU laws to replicate or replace. We cannot predict whether or not the U.K. will significantly alter its current laws and regulations in respect of the pharmaceutical industry and, if so, what impact any such alteration would have on us or our business. Moreover, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products or (ii) the process to obtain regulatory approval in the U.K. for product candidates.

Further, Brexit may cause disruptions to our business, and create uncertainty affecting our relationships with existing and potential customers, suppliers and employees. The effects of Brexit could potentially disrupt some of our target markets and jurisdictions in which we operate, and may create global economic uncertainty. Any of these effects of Brexit, among others, could materially adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

The phasing out and ultimate replacement of LIBOR with an alternative reference rate and changes in the manner of calculating other reference rates may adversely impact the value of loans and other financial instruments we hold that are linked to LIBOR or other reference rates in ways that are difficult to predict and could adversely impact our financial condition and results of operations.

In July 2017, the U.K.’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. In November 2020, the ICE Benchmark Administration announced that it would consult on its intention to cease publication of all EUR, CHF, JPY and GBP LIBOR tenors and two of the seven U.S. dollar LIBOR tenors (1 Week and 2 Months tenors) by the end of 2021, but its intention is to continue publication of the remaining five U.S. dollar LIBOR tenors (Overnight, 1, 3, 6, and 12 Months tenors) until June 2023. When phased out, LIBOR will be replaced with an alternative reference rate that will be calculated in a different manner. Similar changes have occurred or may occur with respect to other reference rates.

The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, identified the Secured Overnight Financing Rate, or SOFR, as the preferred alternative reference rate to U.S. dollar LIBOR and recommended a paced transition plan that involves the implementation of a reference rate based on SOFR before the end of 2021. SOFR is a more generic measure than LIBOR and considers the cost of borrowing cash overnight, collateralized by U.S. Treasury securities. Given the inherent differences between LIBOR and SOFR or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR. Our 2019 Credit Facilities contains a fallback provision providing for alternative rate calculations in the event LIBOR is unavailable, prior to any LIBOR rate transition. As a result, our level of interest payments we incur may change and the new rates we incur may not be as favorable to us as those in effect prior to any LIBOR phase-out.

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

The manufacture of our plasma products is an extremely complex process of fractionation (separating the plasma into component proteins), purification, filling and finishing. Our products can become non-releasable or otherwise fail to meet our specifications through a failure of one or more of our product testing, manufacturing, process controls and quality assurance processes. We may detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with cGMP (Current Good Marketing Practice) regulations enforced by the U.S. Food and Drug Administration, or the FDA, or other regulations, which would likely result in our determination that the impacted products should not be released and therefore should be destroyed.

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

Due to the nature of plasma, there will be variations in the biologic properties of the plasma we collect or purchase for fractionation that may result in fluctuations in the obtainable yield of desired fractions, even if cGMP regulations are followed. Lower yields may limit production of our plasma-derived products due to capacity constraints. If such batches of plasma with lower yields impact production for extended periods, it may reduce the total volume of product that we could market and increase our cost of goods sold, thereby reducing our profitability.

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

●	The use of albumin sometimes produces the following adverse events: hypervolemia, circulatory overload, pulmonary edema, hyperhydration and allergic manifestations including urticaria, chills, fever and changes in respiration, pulse and blood pressure.

●	The use of blood clotting Factor IX sometimes produces the following adverse events: the induction of neutralizing antibodies; thromboembolism, including myocardial infarction; disseminated intravascular coagulation; venous thrombosis and pulmonary embolism; and in the case of treatment for immune tolerance induction, nephrotic syndrome.

●	The use of the antihemophilic blood clotting factor, or Factor VIII, sometimes produces the following adverse events: the induction of neutralizing antibodies, thromboembolic events and hemolytic anemia or hemolysis.

●	The use of immunoglobulins sometimes produce the following adverse events: nausea, vomiting, asthenia, pyrexia, rigors, injection site reaction, allergic or anaphylactic reaction, aseptic meningitis, arthralgia, back pain, dizziness, headache, rash, pruritus, urticaria, hemolysis or hemolytic anemia, hyperproteinemia, increased serum viscosity and hyponatremia, thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, transfusion-related acute lung injury and renal dysfunction and acute renal failure.

●	The use of anti-hepatitis B immunoglobulin sometimes produces the following adverse events: thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, aseptic meningitis, hemolytic anemia or hemolysis and acute renal failure.

●	The use of Koate®-DVI, which we license exclusively in the United States to Kedrion S.p.A, a corporation organized under the laws of Italy, sometimes produces the following adverse events: allergic reactions, tingling in the arm, ear and face, blurred vision, headache, nausea, stomach ache and a jittery feeling.

●	The use of Prolastin®, Prolastin®-C, alpha-1 proteinase inhibitor, or A1PI, sometimes produces the following adverse events: dyspnea, tachycardia, rash, chest pain, chills, influenza-like symptoms, hypersensitivity, hypotension and hypertension.

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

Grifols received approval from the FDA to relocate existing immunodiagnostic manufacturing operations to a new consolidated manufacturing facility in Emeryville, California, or our Emeryville facility. The transition, including all FDA licensed antigens regulatory submissions, was completed in 2019. The completion of the transition allowed Grifols to transfer all 21 products to the new Emeryville facility.

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

The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us.

The outbreak of the respiratory illness caused by a coronavirus named “SARS-CoV-2” (the “Coronavirus” or “COVID-19”) has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the Coronavirus while seeking to maintain essential services. These measures have included, without limitation, social distancing, the temporary closure of non-essential businesses, stay-at-home and work-from-home policies, self-imposed quarantine periods, border closures and travel bans or restrictions. These measures and conditions have had an adverse impact and may continue to adversely affect our manufacturing and supply chains, clinical trial operations and the ability of our employees to attend work or work effectively. For as long as the measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced, and potentially upon their gradual or complete removal, our revenues, financial condition, profitability and cash flows may be materially adversely affected.

See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Consequences of COVID-19” for additional details.

A significant portion of our net revenue has historically been derived from sales of our immunoglobulin products and we expect that they will continue to comprise a significant portion of our sales. Any adverse market event with respect to these products could have a material adverse effect on us.

We have historically derived a significant portion of our net revenues from our immunoglobulin products, including our IG products. In 2020, our IG products accounted for approximately 47% of our net revenues. If any of these IG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue. Similarly, if either Flebogamma® or Gamunex®-C/Gamunex® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected. Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

We face significant competition.

We face significant competition. Each of Takeda, CSL Behring, Kedrion Biopharma, Octapharma Plasma, Biotest AG and Bio Products Laboratory Ltd. (BPL) now has a 10% liquid IVIG product in the United States. Both Octapharma and Bio Products Laboratory have launched 5% liquid IVIG products. As competition has increased, some of our competitors have discounted the price of immunoglobulin products as many customers have become increasingly price sensitive with respect to immunoglobulin products. If customers demand lower priced products, we may lose sales or be forced to lower our prices.

In 2015, the European Commission granted marketing authorization for CSL’s Respreeza® in all European Union member states. This product is a more concentrated intravenous formulation than the one we offer in Europe. Another competitor is seeking to offer an inhaled formula and submitted a Marketing Authorization Application with the EMA at the beginning of 2016 that was withdrawn in June 2017. The same competitor proposed a Phase III protocol to the FDA in July 2017. Our current and future competitors may increase their sales, lower their prices, change their distribution model or improve their products, causing harm to our product sales and market share. Also, if the attrition rate of our A1PI patient base accelerates faster than we have forecasted, we would have fewer patients and lower sales volume.

Other new treatments, such as small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used. Recombinant Factor VIII and Factor IX products, which are currently available and widely used in the United States and Europe, compete with our plasma-derived product in the treatment of hemophilia A and B and are perceived by many to have lower risks of disease transmission. Additional recombinant products and new small molecules, some with extended half-lives, could compete with our products and reduce the demand for our products. In addition, alternatives exist for albumin in its application as a plasma volume expander. If an increased use of alternative products for Factor VIII, Factor IX or albumin makes it uneconomical to produce our plasma-derived products, or if further technological advances improve these products or create other competitive alternatives to our plasma derivative products, our financial condition and results of operations could be materially adversely affected. We expect in the future to face greater competition from biosimilar products which could adversely affect our financial performance.

Our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products. In October 2018, the FDA approved Genentech, Inc’s emicizumab-kxwh injection treatment, Hemlibra, a non-plasma product to control bleeding in patients with hemophilia A. The use of Hemlibra presents a significant competitive risk for the use of plasma derived Factor VIII.

The introduction of products approved for alternative routes of administration, including the subcutaneous route of administration, may also adversely affect sales of our products. For example, CSL Behring and Takeda introduced a preparation of human immunoglobulin at a 20% concentration for the treatment of people who need replacement of antibodies and Takeda has an immune globulin with a recombinant human hyaluronidase indicated for the treatment of Primary Immunodeficiency (PI) in adults. Our 10% Gamunex® has the FDA approval to be administered intravenously or subcutaneously and Xembify®, our 20% subcutaneous immunoglobulin for primary immunodeficiencies, is licensed exclusively for subcutaneous administration.

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

The possible appearance of new pathogens transmittable through could trigger the need for changes in our existing inactivation and production methods, including the administration of new detection tests. Such a development could result in delays in production until the new methods are in place, as well as increased costs that may not be readily passed on to our customers. See also “— The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us.”

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

Like many plasma fractionators, we have been, and may in the future be, involved in product liability or related claims relating to our products, including claims alleging the transmission of disease through the use of such products. Plasma is a biological matter that is known to be capable of transmitting viruses and pathogens, whether known or unknown. Therefore, our plasma and plasma derivative products, if donors are not properly screened or if the plasma is not properly collected, tested, inactivated, processed, stored and transported, could cause serious disease and possibly death to the patient. See also “— Our ability to continue to produce safe and effective products depends on a plasma supply free of transmittable diseases.” Any transmission of disease through the use of one of our products or third-party products sold by us could result in claims by persons allegedly infected by such products.

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

A product liability claim or a product recall could result in substantial financial losses, negative reputational repercussions and an inability to retain customers. Although we have a program of insurance policies designed to protect us and our subsidiaries from product liability claims, and we self-insure a portion of this risk, claims made against our insurance policies could exceed our limits of coverage. We intend to expand our insurance coverage as our sales grow. However, as product liability insurance is expensive and can be difficult to obtain, a product liability claim could decrease our access to product liability insurance on acceptable terms. In turn, we may not be able to maintain insurance coverage at a reasonable cost and may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Although we have not experienced a material liability claim, we cannot assure you that we will not experience one in the future.

Our ability to continue to produce safe and effective plasma derivative products depends on a plasma supply free of transmittable diseases.

Although it is currently believed that COVID-19 cannot be transmitted through blood or plasma, the COVID-19 pandemic has affected our ability to collect plasma and the ability by donors to donate blood or plasma. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Consequences of COVID-19” for additional details.

Despite overlapping safeguards, including the screening of donors and other steps to remove or inactivate viruses and other infectious disease-causing agents, the risk of transmissible disease through plasma-derived products cannot be entirely eliminated. If a new infectious disease was to emerge in the human population in the future, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair our ability to procure plasma, manufacture our products or both. Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for plasma-derived products.

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

We have implemented several large capital projects to expand and improve the capacity and structure of our facilities and to improve the structure of our plasma collection centers in the United States. These projects may run over budget or be delayed. We cannot be certain that these projects will be completed in a timely manner or that we will maintain our compliance with cGMP regulations, and we may need to spend additional amounts to achieve compliance. Additionally, by the time these multi-year projects are completed, market conditions may differ significantly from our assumptions regarding the number of competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result, capital returns might not be realized.

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

We currently conduct sales in over 100 countries. The successful operation of such geographically dispersed resources requires considerable management and financial resources. In particular, we must bridge our business culture to the business culture of each country in which we operate. In addition, international operations and the provision of services in foreign markets are subject to additional risks, such as changing market conditions, currency exchange rate fluctuations, trade wars and barriers, exchange controls, regulatory changes, changes to tax regimes, foreign investment limitations, civil disturbances, war and emerging pandemics. Furthermore, if an area in which we have significant operations or an area into which we are looking to expand suffers an economic recession or currency devaluation, our net revenues and accounts receivable collections in that region will likely decline substantially or we may not be able to successfully expand or operate in that region.

We are susceptible to interest rate variations.

We use issuances of debt and bank borrowings as a source of funding. At December 31, 2020, $2.50 billion and €1.3 billion of our senior interest bearing debt, which represented 53.9% of our senior interest bearing debt, bore interest at variable rates, at a spread over the LIBOR for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate, or EURIBOR, for our euro denominated debt. Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations. See “— Risks Relating to Our Structure — The phasing out and ultimate replacement of LIBOR with an alternative reference rate and changes in the manner of calculating other reference rates may adversely impact the value of loans and other financial instruments we hold that are linked to LIBOR or other reference rates in ways that are difficult to predict and could adversely impact our financial condition and results of operations.” And see Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro. In 2020, €4.1 billion, or 76%, of our net revenue of €5.3 billion was denominated in U.S. dollars. We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos. Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses that could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness. At December 31, 2020, we had approximately $2.5 billion of U.S. dollar denominated senior debt. See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk — Currency Risk.”

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

Any new equipment or change in supplied materials may require revalidation by us or review and approval by the FDA or foreign regulatory authorities, including the EMA, which may be time-consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the collection of plasma and manufacture of products may require us to delay shipments of products, harm customer relationships and force us to curtail operations.

If our shipping or distribution channels were to become inaccessible due to a crippling accident, a pandemic, an act of terrorism, a strike, earthquake, major fire or storm, or any other force majeure event, our supply, production and distribution processes could be disrupted.

Not all shipping or distribution channels are equipped to transport plasma. If any of our shipping or distribution channels becomes inaccessible due to a crippling accident, a pandemic, an act of terrorism, a strike, earthquake, major fire or storm or any other force majeure event, we may experience disruptions in our continued supply of plasma and other raw materials, delays in our production process or a reduction in our ability to distribute our products directly to our customers.

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

We rely on the services of third parties for the manufacture of certain products.

We have rights of sale and distribution for several different products, including Tavleese® in the European market. However, for many of these products we rely upon supply from third parties. To the extent such third parties are unable to properly and timely manufacture and deliver the necessary products and services in Europe, our business could be materially affected.

We may not be able to commercialize products in development.

Before obtaining regulatory approval for the sale of our product candidates or for the marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including, without limitation:

●	regulators or institutional review boards, or IRBs, may not authorize us to commence a clinical trial or conduct a clinical trial within a country or at a prospective trial site;

●	the regulatory requirements for product approvals may not be explicit, may evolve over time and may diverge by jurisdiction;

●	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or we may be required by regulators, to conduct additional preclinical testing or clinical trials or to abandon projects that we had expected to be promising;

●	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate or participants may withdraw from our clinical trials at higher rates than we anticipate, any of which would result in significant delays;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

●	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

●	regulators or IRBs may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

●	the cost of our clinical trials may be greater than we anticipate;

●	the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate, as we currently do not have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;

●	an audit of preclinical or clinical studies by the FDA or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results and the need to perform additional studies;

●	the effects of our product candidates may not achieve the desired clinical benefits or may cause undesirable side effects, or the product candidates may have other unexpected characteristics; and

●	our clinical trials, or the ability of regulatory agencies to review the results of our clinical trials, may be delayed by as a result of the COVID-19 pandemic.

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

Additionally, our information technology systems utilize certain third party service organizations that manage sensitive data, such as personal medical information regarding plasma donors, and our business may be adversely affected if these third party service organizations are subject to data security breaches. We may continue to incur significant expenses to comply with existing privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

Federal, state and foreign governments continue to adopt new, or modify existing laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. This includes, for example, the EU’s regulation, the General Data Protection Regulation (GDPR) and the new California Consumer Protection Act (CCPA), effective on January 1, 2020. In our efforts to meet the GDPR, CCPA, U.S. Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations, or (HIPAA), and other data privacy regulations, we have made and continue to make certain operational changes to our business practices. Other governmental authorities throughout the U.S. and around the world are considering similar types of legislative and regulatory proposals concerning data protection. These privacy, security and data protection laws and regulations could impose increased business operational costs, require changes to our business, require notification to customers or workers of a security breach, or restrict our use or storage of personal information. For example, health information authorities, such as regulations under HIPAA and potential revisions thereto, as proposed in December 2020, include requirements to implement various recordkeeping, operational, notice and other practices intended to safeguard that information, and notify affected individuals in the event of privacy and security breaches, establish standards regarding electronic health data transmissions and set rules for specific electronic transactions, such as transactions involving claims submissions to third party payers. Failure to comply with HIPAA and similar state laws could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation.

In the United States, the CCPA generally requires companies, such as us, to institute additional protections regarding the collection, use and disclosure of certain personal information of California residents. The California Attorney General announced the finalization of initial CCPA regulations on August 14, 2020, and two new sets of modifications to CCPA regulations have since been proposed and have completed the required public comment process, although they are still subject to internal review and finalization by the California Attorney General, the timing of which is uncertain. In addition to providing for enforcement by the California Attorney General, the CCPA also provides for a private right of action. Entities in violation of the CCPA may be liable for civil penalties. Significantly, in November 2020 California enacted the California Privacy Rights Act (CPRA), effective January 1, 2023, which amends the CCPA. The CPRA, among other substantive measures, expands the CCPA’s private right of action, increases consumers’ control over personal information, imposes new compliance obligations on businesses, and enacts new exceptions that may apply to our businesses. Notably, it also creates a new California Privacy Protection Agency that will issue additional regulations by July 1, 2022 and be responsible for enforcement of CCPA and CPRA provisions going forward.

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

Our efforts to implement programs and controls that comply with the GDPR, CCPA, HIPAA and other data protection requirements are likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

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

The United States Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act, each enacted in March 2010, as amended (collectively, the “ACA”), increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage. While the ACA has materially expanded the number of individuals in the United States with health insurance, it has faced ongoing legal challenges, including litigation seeking to invalidate some of or all of the law or the manner in which it has been interpreted.

There are uncertainties due to federal legislative and administrative efforts to repeal (under the previous administration), substantially change, replace or invalidate portions or all of the ACA. Additionally, federal litigation related to the ACA is proceeding in several courts and could have a significant impact on the United States healthcare industry. The U.S. Supreme Court, in upholding the constitutionality of the ACA and its individual mandate provision in 2012, simultaneously limited ACA provisions requiring Medicaid expansion, making such expansion a state-by-state decision. In 2017, the U.S. Congress effectively repealed the ACA’s individual mandate provision by eliminating the financial penalty for non-compliance. In the most recent ACA litigation, a federal appeals court found the individual mandate to be unconstitutional, and returned the case to a lower federal court for consideration of whether the remainder of the ACA could survive the excision of the individual mandate. This decision was appealed to the U.S. Supreme Court, and a decision is expected soon. Any outcome of this case that changes the ACA, any other future legislation, guidance, rules or regulations and/or Executive Orders that materially alter the healthcare industry could have a significant impact on our operations. The uncertain status of the ACA affects our ability to plan, and its repeal without adequate replacement could have a material adverse effect on our United States operations.

Government pressures and constraints on reimbursement may adversely affect our business.

We engage in various manufacturing, processing, marketing and sales activities pertaining to pharmaceutical products in a number of jurisdictions around the world. These activities subject us to several governmental regulations mandating multiple types of controls over pricing and general operations in the various countries in which we operate. The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payers are under intense pressure to control spending even more tightly.

In the United States, which is our main market, implementation of the ACA and trends in recent years in the healthcare industry has included significant changes including a shift towards managed or value-based care, collective purchasing agreements, consolidation in office-based healthcare providers, and other cost-saving, revenue and payment reduction measures with respect to, for example, several government healthcare programs that cover our products, including Medicaid, Medicare Parts B and D and the 340B Program. These trends could have a material adverse impact on our financial performance. For more details of these measures see Item 4 of this Part I, “Information on the Company — E. Regulatory Matters — Pharmaceutical Pricing and Reimbursement.” Global emphasis on healthcare cost containment exerts significant pressures on the pricing of our products and on our ability to obtain and maintain reimbursement rates to cover our products, which may adversely affect our business.

The availability of federal funds to pay for our products under Medicaid and Medicare Part B programs requires that we extend discounts under the 340B Program, and changes to this program under the ACA could adversely affect our financial performance. The 340B Program extends discounts to a variety of community health clinics and other entities that receive health services grants from the 340B Program, as well as hospitals that serve a disproportionate share of certain low income individuals, and the ACA expanded the number of qualified 340B entities eligible to purchase products for outpatient use, adding certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers. The 340B Program price, or ceiling price, cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount. We have entered into a pharmaceutical pricing agreement (PPA), with the government in which we have agreed to participate in the 340B Program by charging eligible entities no more than the ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration (HRSA) of the United States Department of Health and Human Services (HHS) the federal agency responsible for oversight of the 340B Program, which creates uncertainty. We expect the healthcare industry will continue to be subject to increasing pricing and cost containment pressures in 2021 and beyond. These pricing and cost containment pressures may impact the reimbursement rates for our products and have an adverse effect on our business. We believe that we meet the requirements of the 340B Program, and are continuing to review and monitor these and other developments affecting the 340B Program.

Continuing efforts of certain regulatory and legislative bodies, as well as the United States Congress, are focused on pricing and reimbursement. The outcome of these continuing discussions remains uncertain, but may have a potential negative impact on our business.

Impact of government regulations over product development and regulatory approvals may adversely affect our business.

We develop and manufacture pharmaceutical products in a number of jurisdictions around the world. These activities subject us to several governmental regulations mandating specific governmental approvals that are necessary for us to develop our products in the various countries in which we operate. Obtaining market approval for our products is a lengthy, costly and complex regulatory process that requires intensive preclinical and clinical data, and the approval process can vary significantly depending on the regulatory authority of each jurisdiction. Relevant health authorities may, at the time of the filing of the application for a marketing authorization, or later during their review, impose requirements that can evolve over time, including requiring additional clinical trials, and such authorities may delay or refuse to grant approval.

Even where we have obtained marketing approval for a product in one or more major markets, we may need to invest significant time and resources in applying for approval in other markets, and there is no assurance that we will be able to obtain such approval. In recent years, health authorities have become increasingly focused on product safety and on the risk/benefit profile of pharmaceutical products, which could lead to more burdensome and costly approval processes and negatively affect our ability to obtain regulatory approval for products under development. For example, the FDA and the EMA have been implementing strict requirements for approval, particularly in terms of the volume of data needed to demonstrate a product’s efficacy and safety.

In the United States, our main market, even with the changes in the ACA to accelerate the regulatory process for certain products, including biosimilars, it is still a lengthy, costly and complex regulatory process. The ACA introduced a new abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a Biologics License Applications (BLA). This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product.

The law provides that no biosimilar application may be accepted for FDA review until four years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability, which could increase costs of protecting our reference products. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product. The extent to which a biosimilar product, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The FDA is actively seeking to encourage the entry of biosimilars into the marketplace, including issuing, in July 2018, its Biosimilar Action Plan, intended to enhance the speed of the biosimilar development and approval processes. We expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges, all of which could adversely affect our financial performance.

Regarding access to our products, the ACA established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research, as those terms are defined in the ACA. While the stated intent of Comparative Effectiveness Research is to develop information to guide providers to the most efficacious therapies, outcomes of Comparative Effectiveness Research could influence the reimbursement or coverage for therapies that are determined to be less cost effective than others. Should any of our products be determined to be less cost effective than alternative therapies, the levels of reimbursement for these products, or the willingness to reimburse at all, could be impacted, which could materially impact our financial results.

Failure to comply with laws and regulations governing the sales and marketing of our products or an adverse decision in lawsuits may result in adverse consequences to us.

We engage in various marketing, promotional and educational activities pertaining to, as well as the sale of, pharmaceutical products in a number of jurisdictions around the world. The promotion, marketing and sale of pharmaceutical products and medical devices is highly regulated and the sales and marketing practices of market participants such as us have been subject to increasing supervision by governmental authorities around the world, and we believe that this trend will continue.

For example, the laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (FDCA), the Federal False Claims Act (FCA), the Public Health Service Act (PHS Act) or provisions of the U.S. Social Security Act known as the “Anti-Kickback Law” and the “Civil Monetary Penalties Law,” or any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, the Department of Defense, other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws. For a description of fraud and abuse laws see Item 4 of this Part I, “Information on the Company — E. Regulatory Matters — Government Regulation — United States Government Regulation — Anti-fraud and Abuse Regulation.”

Failure to comply with fraud and abuse laws and regulations could also result in other significant civil and criminal penalties and costs, including the loss of licenses and the inability to participate in federal and state health care programs, and could have a material adverse effect on our business. The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years, and significant enforcement activity has been the result of “relators” who serve as whistleblowers by filing complaints in the name of the United States (and if applicable, particular states) under applicable false claims laws, and who may receive up to 30% of total government recoveries. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. Further, many of these laws are vague or indefinite and have not been interpreted by the courts, and have been subject to frequent modification and varied interpretation by prosecutorial and regulatory authorities, increasing the risk of noncompliance. Most states have adopted similar state false claims laws, and these state laws have their own penalties which may be in addition to FCA penalties, as well as other fraud and abuse laws. While we believe that we are substantially compliant with applicable fraud and abuse laws and regulations, and have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, could have a material adverse effect on our business.

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

Adverse consequences can also result from failure to comply with the requirements of the 340B Program under the PHS Act, which extends discounts to a variety of community health clinics and other entities that receive health services grants under the PHS Act. In early 2016, HRSA finalized a regulation regarding the 340B pricing methodology, providing guidelines for when civil monetary penalties may be issued for “knowing and intentional” manufacturer overcharges of 340B covered entities. Under this regulation, which became effective on January 1, 2019, manufacturers who overcharge could be subject to significant monetary penalties. Such findings could also result in negative publicity that could harm the manufacturer’s reputation or cause business disruption, penalties, or CMP. Under the rule, the CMP may be up to $5,000 for each instance of overcharging a covered entity. We believe that we have complied with applicable legal requirements, but if we are ultimately required to change our sales or pricing practices with regard to the distribution of drugs under the 340B program, or if we were required to pay penalties under the applicable regulations, there would be an adverse effect on our revenues and profitability.

In addition, companies in the United States, Canada and the European Union are generally restricted from promoting approved products for other indications that are not specifically approved by the competent regulatory authorities, nor can companies promote unapproved products. Improper promotion of unapproved drugs or devices or unapproved indications for a drug or device may subject us to warnings from, or enforcement action by, regulatory agencies, harm demand for our products, and subject us to civil and criminal sanctions. Further, sanctions under the FCA have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs. The ACA significantly strengthened provisions of the FCA, the anti-kickback provisions of Medicare and Medicaid and other health care antifraud provisions, leading to the possibility of greatly increased qui tam suits by relators for perceived violations. Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

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

In the United States under a provision in the ACA, referred to as the Physician Payment Sunshine Act or Open Payments Program (the “PPS Act”), we are required to report and disclose payments or other transfers of value made to certain practitioners, such as physicians and teaching hospitals. CMS publishes information from these reports on a publicly available website, including amounts transferred and healthcare provider identities. Under the PPS Act we are required to collect and report detailed information regarding certain financial relationships we have with covered healthcare providers. The PPS Act preempts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws are also ambiguous. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers. While we believe we have substantially compliant programs and controls in place to comply with these reporting requirements, we cannot assure you that regulations will not require us to take additional compliance steps. Our compliance with these rules imposes additional costs on us.

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

In the United States pricing concerns include political and legislative efforts to increase transparency around healthcare and pharmaceutical drugs costs. Various pricing proposals have been introduced, some of which could take effect based on action by federal administrative agencies without the need for Congressional action. The uncertainty around these pricing proposals affects our ability to plan, and the proposals, if adopted, in whole or in part, could adversely affect our business. For example, on November 12, 2020, CMS issued final rules imposing price transparency requirements on hospitals and group health plans. Specifically, beginning in 2022, group health plans must post, on a public internet website, in-network provider negotiated rates (which include rates with device suppliers and manufacturers), historical out-of-network allowed amounts and drug pricing information. Our negotiated rates with various providers and group health plans could be published, which could impact our ability to independently negotiate sales contracts and rate agreements.

An increasing number of states in the United States have also proposed or passed legislation that seeks to directly or indirectly regulate pharmaceutical drug pricing, such as by requiring drug manufacturers to provide advance notice of certain price increases, publicly report pricing information or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. State laws regulating pharmaceutical drug pricing may cause us to experience additional pricing pressures on our affected products, and could adversely affect our business.

Also, the intended use of a drug product by a physician can affect pricing. Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and that are approved by the FDA or similar regulatory authorities in other countries. These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. In the United States, many off-label uses of drug products may be reimbursed by Medicare and other third-party payors, generally based on the payors’ determination that the intended use is for a medically accepted indication, for example, based on studies published in peer-reviewed medical journals or information contained in drug compendia, such as the United States Pharmacopeia-National Formulary. However, if reimbursement for off-label uses of products, including IVG, is reduced or eliminated by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected.

We are subject to extensive government regulatory compliance and ethics oversight.

Our business is subject to extensive government regulation and oversight by the many countries in which we operate. We have enacted anticorruption, privacy, healthcare and corporate compliance policies and procedures that govern our business practices and those of our distributors and suppliers. These policies and procedures are effectuated through education, training and monitoring of our employees, distributors and suppliers. In addition, to enhance compliance with applicable healthcare laws and mitigate potential liability in the event of noncompliance, regulatory authorities, such as HHS’s Office of the Inspector General (OIG) of the United States, have recommended the adoption and implementation of a comprehensive healthcare compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs, and we have adopted U.S. healthcare compliance and ethics programs that generally incorporate the OIG’s recommendations. However, our adoption and enforcement of these various policies and procedures does not ensure that we will avoid investigation or the imposition of penalties by applicable government agencies.

Failure to comply with changing regulatory requirements could materially adversely affect our business.

We engage in various manufacturing, processing, marketing and sales activities pertaining to pharmaceutical products in a number of jurisdictions around the world. These activities subject us to several governmental regulations governing our global operations. The laws and regulations of the many jurisdictions that govern our business and operations are subject to varying and evolving interpretations that affect our ability to comply, and future changes, additions, and enforcement approaches, including in light of political changes. For example, in the United States, President Biden’s administration has authorized and encouraged a freeze on certain federal regulations that have been published but are not yet effective, as well as a review of all federal regulations issued during President Trump’s administration. Changes with respect to the applicable laws and regulations may require us to update or revise our operations, services, marketing practices, and compliance programs and controls, and may impose additional and unforeseen costs on us, pose new or previously immaterial risks to us, or may otherwise have a material adverse effect on our business. There can be no assurance that current and future government regulations will not adversely affect our business, and we cannot predict new regulatory priorities, the form, content or timing of regulatory actions, and their impact on the health care industry and on our business and operations.

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

Risks Relating to Our Shares and American Depositary Shares

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

We are a vertically integrated global producer of plasma derivatives and we believe we rank in the top three largest producers in the industry. Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers. We have expanded our plasma collection network and our manufacturing capacity through a combination of organic growth and acquisitions. As of December 31, 2020 we had 312 operating plasma collection centers located across the United States and Germany; and a manufacturing capacity of approximately 15.2 million liters of plasma per year. We plan to reach approximately 21 million liters fractionation capacity by 2022 and 28 million liters by 2026 and, as previously announced, 435 approved plasma collection centers globally by 2025.

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

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC.

Important Milestones

●	On October 15, 2020, we acquired a 100% of the equity of California biopharmaceutical company Alkahest, Inc., or Alkahest, for a total consideration of $146 million. In 2015, we had previously acquired a significant minority stake of Alkahest and, with this transaction, we gain total control of the company;

●	On October 1, 2020, we acquired a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, as well as 11 plasma collection centers located in the U.S., from South Korean based GC Pharma, or GC Pharma, for a total consideration of $457 million;

●	On March 30, 2020, we acquired 26.2% of the voting and economic rights in Chinese company Shanghai RAAS Blood Products Co Ltd, or Shanghai RAAS, in exchange for 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, Grifols Diagnostic Solutions Inc., or GDS;

●	In June 2018, we completed the acquisition of German based pharmaceutical company Haema AG for a purchase price of €220 million;

●	In August 2018, we completed the acquisition of U.S. based pharmaceutical company Biotest US Corporation, or Biotest, for a purchase price of $286 million;

●	In December 2016, we entered into an asset purchase agreement with Hologic Inc., or Hologic, to acquire Hologic’s NAT (nucleic acid testing) Donor Screening Unit. The transaction closed in January 2017 for a purchase price of $1.9 billion;

●	In January 2014, we acquired the diagnostic business of Novartis Corporation, or Novartis, for a purchase price of $1.7 billion;

●	In June 2011, we acquired U.S. based bioterapeutics company Talecris for a purchase price of $3.7 billion; and

●	In July 2003, we acquired the assets of Alpha Therapeutics Corporation, including its plasma fractionation plant in Los Angeles, California, for a purchase price of $104 million.

For further details of our principal capital expenditures and divestitures, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures, Other Intangible Assets and Rights of Use.”

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

We believe that in 2020 we ranked in the top three largest producers in the industry in terms of total sales globally. We believe we have a top three market position in various segments of the plasma derivatives industry including A1PI, IG and albumin as well as in terms of plasma collection centers and fractionation capacity.

We organize our business into five divisions: Bioscience, Diagnostic, Hospital, Bio Supplies and Others. These divisions also represent the operating segments of the Company.

Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products. The main plasma products we manufacture are IG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. The Bioscience division accounted for €4.2 billion, or 79.5%, of our total net revenue in 2020.

Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories, covering the entire value chain from donation to transfusion. We concentrate our Diagnostic business in transfusion medicine (immunology, immunohematology) and specialty diagnostics such as hemostasis. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Diagnostic division accounted for €775.9 million, or 14.5%, of our total net revenue in 2020. The Nucleic Acid Testing, or NAT, Donor Screening Unit is engaged in research, development, manufacturing and commercialization of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety.

Hospital. The Hospital division offers technology and services for hospitals, clinics and specialized centers for the manufacture of medicines, as well as physiological saline solution, enteral nutritional fluids and medical devices for interventional therapy. It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture. The Hospital division accounted for €118.7 million, or 2.2%, of our total net revenue in 2020.

Bio Supplies. Net revenue from Bio Supplies primarily consists of revenue related to biological products for non-therapeutic use as well as all income derived from manufacturing agreements with Kedrion and third party sales of Haema and Biotest. The Bio Supplies division accounted for €224.1 million, or 4.2%, of our total net revenue in 2020.

Others. Net revenue from Others primarily consists of revenue from the rendering of manufacturing services to third party companies.

Geographic Markets

We believe we are a leading plasma derivatives producer globally, ranking in the top three largest producers in the industry in terms of total sales, along with Takeda and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.

We currently operate in over 100 countries through distributors and subsidiaries in 30 countries. The United States is the largest sales region in the world for the plasma derivative sector. For the year ended December 31, 2020, the United States and Canada accounted for 67.4% of our total net revenue, Europe accounted for 15.6% of our total net revenues (of which less than 6.4% was generated in Spain) and the rest of the world accounted for 17% of our total net revenue.

Certain sales regions, particularly in emerging markets, have experienced continuous growth, driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products. These emerging markets are expected to experience significant growth. Our presence and experience in Latin America, in countries such as Mexico, Colombia, Argentina, Chile and Brazil, where we have been marketing and selling products for over 20 years, has positioned us to benefit from this additional growth in both our Bioscience and Diagnostic divisions. In the Asia-Pacific region, we have established a presence through our subsidiaries and representative offices in Malaysia, China, Thailand, Singapore, Australia, Japan, India, Hong Kong, Taiwan and Indonesia. We have also opened a Middle Eastern representative office in Dubai and Saudi Arabia.

We maintain a continuing focus on international expansion and acquisitions and will continue to selectively consider acquisitions that would generate operation synergies. For specific examples of acquisitions we have made to further enhance our operations, see “— A. History and Development of the Company — Important Milestones” above.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

Summary of Net Revenue by Region	Year ended December 31, 2020	% of total net revenue	Year ended December 31, 2019(2)	% of total net revenue	Year ended December 31, 2018(2)	% of total net revenue
	(in thousands of euros, except for percentages)
United States and Canada	3,599,746	67.4	3,390,811	66.5	2,974,429	66.3

European Union(1)	834,492	15.6	799,460	15.7	744,218	16.6

Rest of the World	905,800	17.0	908,420	17.8	768,077	17.1
Total	5,340,038	100.0	5,098,691	100.0	4,486,724	100.0

(1)	Net revenue earned in the European Union includes net revenue earned in Spain.
(2)	For comparison purposes, 2019 and 2018 U.K. figures have been reclassified from European Union to Rest of the World.

Principal Activities

We organize our business into five divisions: Bioscience, Diagnostic, Hospital, Bio Supplies and Others. These divisions also represent the operating segments of the Company. The following chart presents our total net revenues by each of our divisions for the past three years:

Summary of Revenue by Division	Year ended December 31, 2020	% of total net revenue	Year ended December 31, 2019	% of total net revenue	Year ended December 31, 2018	% of total net revenue
	(in thousands of euros, except for percentages)
Bioscience	4,252,502	79.5	3,993,462	78.3	3,516,704	78.4
Diagnostic	775,889	14.5	733,604	14.4	702,265	15.6
Hospital	118,675	2.2	134,441	2.6	119,454	2.7
Bio Supplies	224,090	4.2	266,540	5.2	167,004	3.7
Others	31,989	0.6	22,820	0.5	22,451	0.5
Intersegments	(53,107)	(1.0)	(52,176)	(1.0)	(41,154)	(0.9)
Total	5,340,038	100.0	5,098,691	100.0	4,486,724	100.0

The Bioscience Division

The Bioscience division is responsible for the research and development, production and marketing of plasma derivative products. In 2020, the Bioscience division accounted for 79.5% of total net revenue.

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

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. We obtain our plasma primarily from the United States and Germany through 312 operating plasma collection centers and, to a much lesser extent, through agreements with third parties. In 2018, we also obtained the rights to all plasma collected at an additional 24 plasma centers in the United States and 35 plasma centers in Germany. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Acquisitions — Acquisition and Sale of Haema AG and Biotest Corporation” below. In 2020, Grifols was able to limit the negative impact on its net plasma supply to approximately 15%, despite COVID-19-related constraints, including social distancing, mobility restrictions and lockdowns. In 2021, Grifols is advancing on its efforts to increase its plasma supply through its expansion plan, comprising organic and inorganic growth. As we previously announced, we plan to reach 435 approved plasma collection centers by 2025 globally.

We believe that our plasma requirements through 2021 will be met through plasma collected at our plasma collection centers and purchased from third-party suppliers pursuant to various plasma purchase agreements. As we source the majority of our plasma internally, we have been able to ensure the availability of plasma for our manufacturing needs and assure the quality of the plasma throughout our manufacturing process.

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

We optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities. We have obtained the following FDA licenses, among others:

●	to purify at our Clayton facility the Fraction II+III (an intermediate product) made at both our Los Angeles and Parets facilities to make Gamunex®;

●	to purify at our Los Angeles facility the Fraction II+III obtained at that facility to make Gamunex® 10%;

●	to use Fraction V obtained at our Clayton facility to produce albumin at our Los Angeles facility;

●	to use Fraction V obtained at our Clayton facility to produce Albutein® at our Los Angeles facility;

●	to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastina®, an A1PI we market in Spain, at our Clayton facility;

●	to use Fraction IV-1 obtained at our Clayton facility to produce Prolastin® at our Parets facility;

●	to use Fraction IV-1 obtained at our Parets facility to produce Prolastin® at our Parets facility;

●	to use the same method currently in place in our Parets facility to produce Alphanate® in our Los Angeles facility;

●	to use paste from the fractionation facility at our Clayton facility to produce Gamunex® and Prolastin®;

●	to produce nano-filtered Gamunex® and the 40 gram vial presentation; and

●	to use Cryoprecipitate obtained at our Clayton Facility to produce Alphanate® at our Los Angeles facility.

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

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel. A majority of our sales in 2020 were made through our own distribution network, which is experienced in the proper handling of our products. This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall. In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.

For further information, see “— Marketing and Distribution” below.

Bioscience Products and Services

Collected plasma, whether source or recovered, is fractionated into different component proteins. We fractionate and purify a broad range of plasma derivative products that improve patient care. In 2020, we were granted the exclusive license to sell a non-plasma derivative medicinal product, Fostamatinib, for distribution in the European Union under the “Tavlesse®” brand name.

The chart below presents our principal products by brand name and their respective therapeutic indications:

Product Description	Main Therapeutic Indications
Gamunex®/Gamunex®-C. Immune Globulin Injection (Human), 10% Caprylate/Chomatography Purified. Flebogamma® 5% and 10% DIF. Immune Globulin Intravenous (Human).	IVIG is used for the treatment of: primary and secondary immunological deficiencies; and autoimmune conditions including immune-mediated ITP; Guillain Barré syndrome; Kawasaki disease; allogenic bone marrow transplants; chronic inflammatory demyelinating polyneuropathy (CIDP); and multifocal motor neuropathy (MMN). Severe acute myasthenia exacerbations is an approved indication for Gamunex-C.

Xembify®. Immune Globulin Subcutaneous (Human) - klhw 20% solution.	Used to treat Primary Humoral Immunodeficiency (PI) but not limited to congenital agammaglobulinemia, common variable immunodeficiency, X-linked agammaglobulinemia, Wiskkott-Aldrich syndrome and severe immunodeficiencies.

HyperRAB® Rabies Immune Globulin (Human).	Anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with a rabies vaccine.

Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolasplan®/ Prolastina®/Pulmolast®/Lynspand®. Alpha 1-Proteinase Inhibitor (Human).	Used to treat adults with clinical evidence of emphysema due to severe hereditary alpha-1 antitrypsin deficiency (A1PI deficiency).

Fanhdi™ and Alphanate®. Antihemophilic Factor/von Willebrand Factor Complex (Human).	Used for the prevention, management and control of bleeding in Factor VIII deficiency (hemophilia A) and indication for von Willebrand disease (in the United States, for Alphanate® only).

Koate®-DVI. Antihemophilic Factor (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A).

Albutein®/ Human Albumin Grifols®/Plasbumin®. Albumin (Human) 5%, 20% and 25%.	Used to re-establish and maintain circulation volume in the treatment of hypovolemia (i.e., traumatic or hemorrhagic shock and severe burns) and to treat complications related to cirrhosis.

Vistaseal™/VeraSeal®. Human fibrinogen/human thrombin.	Used as a supplemental treatment in adults where standard surgical techniques are insufficient for improvement of haemostasis, and as suture support in vascular surgery.

Tavlesse®. Fostamatinib Disodium Hexahydrate Film Coated Tablets.	Used for the treatment of chronic immune thrombocytopenia (ITP) in adult patients who are refractory to other treatments.

Gamunex-C® IVIG, a ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment. We believe Gamunex-C® IVIG is one of the premium products in its category since its launch due to a comprehensive set of differentiated product characteristics. We are one of the market leaders in the production and marketing of immunoglobulin, with about 30% market share (in volume) in the United States as of November 2019.

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

HyperRAB® is the world’s leading human anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with rabies vaccine. A 300 IU/ml formulation of HyperRAB® is now available in the U.S. (FDA approval February 2018). HyperRAB® is the only human rabies immunoglobulin (HRIG) provided as a higher-potency formulation, potentially requiring fewer injections in administration of each dose. Grifols has an estimated 83% market share of anti-rabies immunoglobulins in the United States as of December 2019.

In addition, we are the global market leader in the sales of alpha-1-antitrypsin augmentation therapy (AAT). Our AAT has 32 licenses in 27 countries worldwide with 19 countries in North America and Europe. Our liquid formulation of AAT (Prolastin®-C Liquid) is FDA approved as a chronic augmentation and maintenance therapy to treat emphysema related to severe hereditary A1PI deficiency. We had an estimated 67% global market share for AAT as of December 2019. A worldwide clinical trial is ongoing to meet post-approval regulatory commitments and obtain Prolastin®-C regulatory approval in Europe.

Between Koate®-DVI, Fanhdi and Alphanate, Grifols had an estimated 17% market share globally in the pdFVIII hemophilia A market in 2018 (excluding Von Willebrand disease use).

Grifols albumin brands are sold globally, with an 18% market share. In addition, our albumin products meet U.S., European and Chinese requirements, making them attractive to biotechnology companies and genetic labs, as well as hospitals and physicians.

In 2017, we obtained FDA and EMA approvals for a biological sealant composed of human fibrinogen and human thrombin used in surgical operations as an adjunct to hemostasis. The product brand name is VistaSealTM in the US and VeraSeal® in Europe.

Tavlesse® is a novel SYK-inhibitor in-licensed from Rigel Pharmaceuticals for commercialization in Europe, Turkey, and additional markets in the Middle East and North Africa. Tavlesse® is indicated to treat chronic immune thrombocytopenia in adult patients who are refractory to other treatments. EMA regulatory authorization was obtained in January 2020, and commercial sales have commenced in Germany and the United Kingdom. For 2021, launches are planned in additional EU countries including Spain, Italy, France, Czech Republic, and the Nordics. Tavlesse® is the first oral therapy commercialized by Grifols Bioscience.

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

Grifols also manufactures Vistaseal™/Veraseal®, Fibrin Sealant (Human) which was approved in 2017 by FDA and EMA. Vistaseal™/Veraseal® is a biological sealant composed of fibrinogen and human thrombin used in surgical operations to expedite the healing process. It is commercialized in the U.S. by Ethicon US, LLC (a Johnson & Johnson company).

To sell plasma derivative products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold. To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction. We have 973 hemoderivative product licenses registered in 84 countries throughout Europe, the United States, Latin America, Asia and the rest of the world. Our most significant government-issued licenses for plasma derivative products are:

●	Gamunex®/Gamunex®-C/Flebogamma® DIF. We have 196 licenses for the marketing and sale of one or more IVIG products;

●	Xembify®. We have two licenses (U.S. and Canada) for the marketing and sale of this product;

●	Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolasplan®/Prolastina®/Pulmolast®/Lynspand®. Alpha 1-Proteinase Inhibitor (Human). We have 32 licenses for the marketing and sale of one or more of these A1PI products;

●	Fanhdi™/Alphanate®/Koate®- DVI Factor VIII. We have 230 licenses for the marketing and sale of one or more of these Factor VIII products;

●	Albutein®/Human Albumin Grifols ®/Plasbumin®. We have 220 licenses for the marketing and sale of one or more of these albumin products in their various concentrations;

●	VistaSealTM/VeraSeal®. We have five licenses (EU and U.S.) for the marketing and sale of this product; and

●	Tavlesse®. We have EMA authorization for Tavlesse® in the European Union and the United Kingdom. Tavlesse® is currently sold in Germany and the United Kingdom.

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

The Diagnostic Division

The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories. We believe that we have a significant market share of sales in NAT blood screening solutions. In addition, we have increased our sales of automated immunohematology systems and reagents to hospital transfusion and blood centers in several markets. We also continue to grow our portfolio of clinical and diagnostic products in select areas, including autoimmunity and hemostasis, and have agreements to extend the number of antigens we manufacture for use in clinical and blood bank diagnostic tests. The Diagnostic division accounted for €775.9 million, or 14.5% of total net revenue, in 2020. Our principal diagnostic products are:

Product Description	Main Applications

Transfusion Medicine:

Procleix® Tigris®/Procleix® Panther® systems/Procleix® Panther® with Automation Ready Technology (ART). Automated NAT blood screening systems, assays and software.	Used to detect infectious viruses and parasites in donated blood and plasma including: HIV (Types 1 & 2); Hepatitis A, Hepatitis B, Hepatitis C and Hepatitis E; parvovirus B19; Hepatitis A; West Nile Virus; Dengue Virus; Zika Virus, Babesia, and SARS-COV-2 Virus.

WADiana®/Erytra® /Erytra Eflexys® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.	Used to perform routine pre-transfusion blood typing, antibody screening, antibody identification and cross-match tests.

Antigens. Critical component of certain infectious disease tests.	Used in the manufacture of clinical diagnostic and blood donor screening immunoassays.

Leucored and standard blood bags. Blood bags configured according to all blood bank separation protocols. Leucored blood bags incorporate an in-line filtration system.	Used for collection and transfusion of blood.

Clinical and Specialty Diagnostics:

Triturus® analyzers. Open and fully automated analyzer for ELISA (enzyme-linked immunoabsorbent assay), tests with multi-test/multi-batch capability.	Automates the enzyme immunoassay testing in microtiter plate format and the processing of several batches of samples simultaneously.

Q-Smart™, Q-Next™, and Q-Expert™ analyzers. Fully automated hemostasis analyzers that use reagents to measure blood coagulation levels.	Used to diagnose and measure blood coagulation status of patients with blood coagulation-related and hemorrhagic disorders.

Coagulation reagents, instrumentation and software.	Used to establish the coagulation status of patients and to handle the corresponding results.

Promonitor. Highly specific ELISA kits for quantification of serum drug levels and anti-drug antibodies of various biological drugs	Used to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases.

AlphaIDTM. Genetic test for patients for alpha-1 deficiency	This is a free cheek swab to screen for alpha-1, the most common genetic form of Chronic Obstructive Pulmonary Disease (COPD).

We assemble the majority of our instrument analyzers at our Parets facility. We manufacture antigens at our Emeryville facility, oligos and other critical components of the transcription-mediated amplified NAT kits for blood and plasma infectious diseases screening at our San Diego facility. We manufacture our blood bags at our facilities located in Las Torres de Cotillas, Murcia, Spain, which has an estimated capacity of eleven million blood bags per year, and at our new production facility and blood-collection systems plant in Campo Largo, Brazil, with an annual capacity in excess of eight million blood bags.

The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have over 3,009 diagnostic product licenses registered in 76 countries in Europe, the United States, Canada, Latin America, Africa and Asia.

In addition to the products noted above, we offer our customers products developed in collaboration with, or manufactured by, third-parties that we believe complement our product lines.

The Diagnostic division distributes products in over 100 countries in Europe, North America, Asia-Pacific, the Middle East, Latin America and Africa.

Our Diagnostic division includes a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV, hepatitis B, hepatitis C, West Nile Virus, Zika Virus, Babesia, Dengue Virus and SARS-COV-2 Virus. We control the research and development, manufacturing and worldwide commercialization of our Procleix® blood screening products. We believe that our Procleix® NAT solutions continue to lead the market, and are used to screen more blood and plasma donations worldwide each year than any other NAT system. The Procleix® products are designed to directly detect the genetic material of a virus using a technique called transcription-mediated amplification.

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

We continue to focus on obtaining FDA and other regulatory approvals to expand our portfolio of NAT products. Clinical trials to support U.S. registration of the Procleix Ultrio Elite Assay (HIV and hepatitis B and C) and Procleix WNV Assay (West Nile Virus) on the Procleix Panther system were completed in 2016 and the corresponding BLA approval from the FDA for both assays and the Procleix Panther system was received during the second quarter of 2018. A new version of the Procleix® Xpress (v.3.0) pipette was submitted for FDA approval during 2017 and approved during the first quarter of 2018.

In 2016, we began working on an Investigational Use Only (IUO) assay to accommodate requests to test blood in areas potentially affected by the Zika virus and in July 2018, the assay obtained FDA approval. Shortly after that, the FDA issued guidance mandating testing of all blood in the U.S. for Zika virus and allowing for pool testing. Grifols is currently providing reagents, instruments and services to all of our U.S. customers to allow the screening of more than 85% of the U.S. blood supply.

In January 2019, a new assay to detect four species of the babesia parasite (b. microti, b. venatorum, b. divergens and b. duncani), known to cause babesiosis, a tick borne disease, obtained FDA approval. The assay is designed to be used for routine screening by U.S. blood banks on the Procleix® Panther® system, where Grifols is currently the market leader and continues its efforts to offer innovative solutions to blood banks.

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

In May 2020, Procleix Panther System, featuring ART, received FDA approval for use with the following U.S. licensed products: Procleix Ultrio Elite Assay, Procleix WNV Assay, Procleix Zika Virus Assay and the Procleix Babesia Assay.

Also in May 2020, we obtained CE Mark for the Procleix SARS-CoV-2 Assay to screen blood or plasma for SARS-CoV-2 and plasma from convalescent donors who have recovered from COVID-19 or infection with SARS-CoV-2, for further manufacture. We also received CE Mark for a respiratory claim as an aid in the diagnosis of COVID-19 in specific respiratory specimens that are transported in Specimen Extraction Buffers, which obtained a separate CE Mark. The SARS-CoV-2 respiratory claim is limited to Spain and Northern Ireland, and other select EU countries on a contractual basis with Hologic. In August 2020, we obtained the approval of the Zika assay in Canada.

In August 2020, we successfully commercialized the Procleix® UltrioPlex E assay, a new multiplex assay for use on the Procleix Panther® system, in Japan. The assay, which is a TMA qualitative in vitro nucleic acid test (NAT), was designed to detect five viruses in human blood specimens: HIV-1, HIV-2, HCV, HBV, and HEV.

As part of our strategy of geographic expansion and as a leader in this market segment, we continue to consider requests to include NAT screening for blood and plasma donations in countries as they develop their health systems. In 2020, we entered several new countries, such as Guatemala and Czech Republic.

We recorded notable demand for the specialty diagnostic test to detect the SARS-CoV-2 virus, mainly in Spain, leading to higher sales of Grifols’ NAT technology systems (Procleix® NAT Solutions), which incorporates Transcription Mediated Amplification (TMA).

We continue to experience strong sales of our DG Gel® blood typing products. In December 2018, Erytra Eflexis®, a fully automated, mid-size analyzer that performs pretransfusion compatibility testing using DG Gel® technology already in use in the EU, was approved by the FDA. It has a smart and compact design, offering intuitive operation that has expanded our product portfolio, which already includes the WADiana® and Erytra® analyzers and DG Gel® cards. The DG Gel® family of products continued to expand in 2019, with the commercialization in CE mark countries of DG Reader NET, a single card processing platform operating with the same consumables and reagents as our fully automated systems. The DG Reader NET received FDA approval at the end of 2019. Also, in November 2019 we received FDA approval for two new red blood cell panels, Data-CytePlus 2 and Data-CyteExtend. Additionally, a Weak D assay, to be used in combination with the DG Gel system in automation, received FDA approval at the end of 2019. This is a valuable test for donor centers and our Immunohematology Reference Laboratory, or IRL, and it will support our expansion in the region. In the U.S., our blood typing solutions have experienced solid growth. We have expanded commercialization efforts and will continue to promote this area in light of its high growth potential.

We continue to operate our “Grifols Immunohematology Center” in our laboratories in San Marcos, Texas. The Grifols Immunohematology Center provides reference lab testing, consulting and education services to transfusion medicine professionals as well as offering simple and complex serological tests.

In several countries, we distribute BLOODchip® blood group genotyping tests manufactured by Progenika, a Grifols company. Progenika’s ID RHD XT Diagnostic Kit, a molecular diagnostic kit that detects the most relevant RhD variations, received FDA approval in October 2018.

In select markets, we are working to expand the availability of Grifols’ blood collection bags and systems, as well as our Gricode™ transfusion component tracing systems. Strengthening our position in Brazil, we commenced the operation of a blood bag manufacturing plant in Campo Largo (Paraná) in 2018. The plant started operations in November 2019, with a production line that is already fulfilling local customer orders. The plant has an initial production capacity of two million units, which we are planning to expand.

We operate a product line of high quality antigens, which are critical components of clinical diagnostic and blood screening immunoassay tests sold worldwide, which are produced through a joint business with Ortho Clinical Diagnostic. As part of this joint business, we have a contract with Abbott Laboratories for the supply of high quality antigens used in the manufacture of immunoassay diagnostics. This contract, with a total value of approximately $700 million, extended the supply of antigens until 2026, ensuring higher levels of recurring income in this area. We also extended our agreement with OraSure Technologies through 2022, reinforcing our position as a flexible provider of antigens.

Working together with Ortho Clinical Diagnostics, we maintain the VITROS® HIV Combo test for the early detection of HIV infection. This is an important milestone in the joint business between the two companies, in which Grifols is responsible for manufacturing the antigens for the test. The test received approval from the FDA in October 2018 to be used on Ortho’s VITROS® ECi/EciQ. The test was previously approved for use on Ortho’s VITROS® 5600 Integrated System and Ortho’s VITROS® 3600 Immunodiagnostic System.

Clinical and Specialty Diagnostics

Our Q-Smart™, Q-Next™, Q-Expert™ and Triturus® analyzers remain key product lines in the clinical and specialty diagnostics product line. During 2019 we received approval from the FDA for the commercialization of Q-NextTM and the DG-PT reagent. In January 2020 the FDA approved the second device in the Q family, the Q-SmartTM which uses the same reagent.

We also continue to offer a broad portfolio of hemostasis reagents in this line, including DG™-Chrom PC, a proprietary chromogenic kit for Protein C, and DG™-TT L human reagent, a liquid human thrombin for determining thrombin time.

Operating within our Clinical and Specialty Diagnostics, Progenika manufactures a genetic diagnosis test for Familial Hypercholesterolemia (FH) using next generation sequencing technology (NGS). The division continues its efforts to broaden the Promonitor® line, used to monitor biologic drugs as sales continue in Chile, select European Union countries and Australia. The Promonitor® product line includes an ELISA (enzyme-linked immunoabsorbent assay) device line also developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. We maintain CE marking of two additional tests in the Promonitor® family that enable treatment with the biological product golimumab, and several tests to permit the use of a single dilution to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases, such as rheumatoid arthritis and ulcerative colitis. We also own PromonitorQuick®, a point-of-care diagnostic kit that detects anti-infliximab antibodies, antibodies that appear in patients with chronic inflammatory diseases who are treated with biological drugs.

We also continue to distribute our Triturus® analyzer, an open and fully automated analyzer for ELISA tests with multi-test/multi-batch capability. As an open system, it can be used for the automatization of our autoimmunity and biological drug monitoring product lines and other products in our portfolio for which we are distributors.

Pursuant to an exclusive agreement with AESKU Diagnostics GmbH & Co., or AEKSU, we distribute autoimmunity diagnostic products in the United States and Mexico. We also have various distribution agreements with AESKU in Chile, Italy, Portugal, Spain and the U.K. One of these diagnostic products is Helios, the only fully automated platform capable of performing all immunofluorescence pipetting and reading steps in the United States, which strengthened our U.S. portfolio of products. During 2018, AESKU obtained FDA approval of two additional assays for Helios, Antineutropil cytoplasmatic antibodies and nuclear Deoxyribonucleic acid. These products further strengthen the portfolio of IFA products offered in the U.S.

We retain the first FDA approved biological molecular test that uses the DNA of the patient for the diagnostic. This genetic test to detect alpha-1 antitrypsin deficiency (the “A1AT Genotyping Test”) can be conducted on DNA extracted from blood as well as a drop of blood collected on paper (a “Dry Blood Spot”). This test was developed by Progenika Biopharma, a Grifols subsidiary. Although highly complex, the test has been designed so any molecular biology laboratory can process it with minimal human intervention. At the end of 2019, we also introduced AlphaID™, a new simple cheek swab that greatly simplifies the sample collection process. AlphaID™ allow physicians and healthcare providers to obtain a sufficient oral sample for alpha-1 screening, and it is completely free from ordering to results. The test is now available for distribution in the U.S.

We continue to sell the Intercept Blood System®, developed by Cerus, to inactivate pathogens in blood platelets and plasma in Spain and Mexico.

The Hospital Division

The Hospital division provides services and manufactures products used by hospitals, blood banks, plasma collection centers and other healthcare systems. These products include parenteral solutions, robotics and software. It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture. The Hospital division accounted for €118.7 million, or 2.2%, of our total net revenue in 2020.

The Medication Management (formerly named Hospital Logistics) and IV compounding segments are also strategic areas for the Hospital division. With the inclusive® IV Compounding Portfolio, we provide IV workflow management, GMP quality cleanrooms, expert consulting, and a range of automation solutions for hospital pharmacies, increasing the safety of their sterile compounding needs. With the hardware and software solutions offered by the Medication Management area, we are the market leader in Spain and Chile, and have a strong presence in other countries in Latin America in terms of offering solutions to manage hospitals’ medication flow. At the beginning of 2018, Grifols reinforced the division by acquiring the U.S. technology firm MedKeeper, which develops and markets mobile and web-based technology solutions for the management of hospital pharmacies. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Acquisitions — MedKeeper Acquisition” below. The acquisition complements our Pharmatech line and enhances our presence in the U.S. market.

IV Therapy is also a key segment of the division where we manufacture and distribute directly or through third parties products such as parenteral solutions, which are mainly sold in Spain, Portugal and the United States. We continue to be the market leader in the Spanish intravenous therapy segment in intravenous solutions, and in 2018 Grifols’ 0.9% Sodium Chloride was marketed in the U.S. for the first time following the FDA approval of all volume Flebolex bags in 2017 and 2018. Fleboflex Luer containers were approved by the FDA in 2020. The following table describes the principal hospital products that we manufacture, distribute or install and their respective applications:

Product Description	Main Applications
Intravenous therapy:

Intravenous fluid and electrolyte solutions. Main product groups include hypotonic solutions, isotonic solutions, hypertonic solutions and plasma volume expander solutions.	Fluid and electrolyte replacement and conduit for the administration of medicines.

Irrigation solutions.	Fluids for urological irrigation.

Intravenous mixtures. Ready-to-use intravenous mixtures of potassium and paracetamol.	Increases safety and efficiency by eliminating the need for the compounding of solutions in hospital pharmacies.

Pharmatech:

Inclusive® IV Compounding Portfolio. Gri-fill® System uses sterile filtration to prepare intravenous mixtures at in-hospital pharmacies. Misterium® are modular clean room facilities we sell in the United States and IBAM. The Kiro Oncology automation system is designed specifically for the preparation of cytotoxic drugs, while Kiro® Fill is used with non-hazardous preparations. PharmacyKeeper is a web and mobile-based application to improve key pharmacy operational processes.	Improves safety of hospital pharmacy preparation procedures by assuring sterility, traceability, user safety and quality to ensure compliance with regulations.

Medication Management. Includes a range of software and hardware products to manage and automate inventory, storage, packaging and otherprocesses in operational pharmacies, including our own BlisPack®; and logistic dispensing systems, including Pyxis®, StocKey® and StocKey® RFID Smart Cabinet, and Kardex®.	Used in the logistical organization of hospital pharmacies and warehouses, in the preparation of unit dosing and in hospital management, admissions and accounting.

Nutrition:

Dietgrif® enteral liquid diets. Oral diets with all the requirements for balanced nutrition. Different diets include standard, standard fiber, polypeptidic, hyperproteic and energetic.	For patients who are unable to eat enough to maintain a nutritious diet, administered through feeding tubes as well as orally.

Enteral feeding devices.	Provides solutions for patients unable to eat by means of a regular oral diet.

Product Description	Main Applications
Probiotics. Special complementary diets composed of live microorganisms.	Improves gastroenterology conditions that are the result of a lack of intestinal microflora.

Medical Devices:

Disposable sterile therapeutic medical products.	The products have therapeutics uses in urology, neuroradiology, cardiology and anesthesia.

Others:
Anticoagulant sodium citrate.	Used in the plasma donor centers as an anticoagulant solution.

The production, marketing or sale of our various Hospital division products are subject to prior registration with authorities of the relevant jurisdictions. We have approximately 170 licenses for our Hospital division products registered in 42 countries throughout Europe, Latin America, Africa, Canada and the United States. Our sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use our medical devices, using our own distribution network and external distribution organizations in some Latin American markets.

While our Hospital division generates most of its revenue in Spain (59% of net revenue in 2020), we continue to promote international expansion. In 2017, the FDA approved Grifols’ 500 ml normal saline solution in polypropylene bags (0.9% sodium chloride), in 2018 the FDA approved the 50 ml, 100 ml, 250 ml and 1,000 ml presentations and, in 2020, the FDA approved similar polypropylene bags with luer lock ports. These important milestones reinforced the global expansion of the division and mark an important step forward.

The Hospital division employs a commercial strategy to promote Pharmatech’s presence in Latin America through the use of specialist distributors in this sector, while also maintaining a direct sales effort.

Intravenous Therapy

We manufacture and distribute intravenous solutions, primarily in Spain. The FDA has approved our normal saline solution in 50 ml, 100 ml, 250, ml and 1,000 ml Flexoblex polypropylene bags (0.9% sodium chloride), manufactured in our Murcia (Spain) plant, allowing the division to market this product in the U.S. market. In 2020, the FDA approved the same formats in a new container (Fleboflex Luer) which will be manufactured in Barcelona (Spain). The FDA approvals of anticoagulant and normal saline have also increased the group’s self-sufficiency, and our saline is being used in our U.S. plasma collection centers to restore the circulatory volume in donors. The FDA approval reinforced the division’s global expansion and marked an important step forward that opened up the possibility of new future authorizations for other products manufactured in the Murcia and Barcelona facilities. Moreover, it bolstered our global expansion efforts and confirmed our strategy of fostering the integration of products and services among our divisions. In addition, we have increased our focus on manufacturing ready-to-use intravenous mixtures for third parties. We believe this approach will contribute to the Hospital division’s geographic diversification and allow us to maximize productive use of the Parets facility.

We have also signed agreements with ICU Medical, Henry Schein, Hemasource and other third parties for 0.9% Sodium Chloride distribution in the United States.

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

Pharmatech: Medication Management and inclusiv® IV Compounding Portfolio

We provide logistic solutions to hospital pharmacies by selling products related to the logistical organization of pharmacies and warehouses of hospitals, including packaging instruments and software programs for hospital management, admissions and accounting departments. Most of these Medication Management products are manufactured by third parties. However, our portfolio includes some products manufactured by Grifols such as StocKey®, an automated Kanban system designed to optimize hospitals’ healthcare material restocking processes, StocKey RFID®, a radiofrequency identification cabinet for the storage of high value medical devices, such as prosthetics and coronary stents, and BlisPack®, a system designed and manufactured by us to automate the cutting of prescription pill blister packs and the electronic identification of specific drugs for individual patients to be used by hospitals.

We also manufacture and distribute a complete portfolio of devices, softwares and services used in connection with the preparation of specific intravenous medication, which we refer to as inclusiv® IV Compounding Portfolio. We commercialize Misterium®, a cleanroom we designed to order and install on site to customer specifications. We have expanded our Misterium® cleanroom solutions with the incorporation of Airinspace® products, including medically effective air and surface decontamination systems. As the exclusive distributor of these products in the United States and Spain, Grifols is able to offer a broad portfolio of products for hospital pharmacies and other pharmacies specialized in sterile IV compounding in these countries.

We are managing the global introduction of the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products. We expect that the Kiro Oncology robot will be one of the principal drivers of inclusiv® IV Compounding Portfolio product line growth in the near future. This system enables us to offer to hospital pharmacies worldwide what we believe to be the most complete portfolio of solutions for controlling intravenous medication preparation processes. The Kiro Oncology system is available in both the United States and Europe, and in 2019 there were new consumers based in Spain, France, Sweden, Netherlands, Poland, Latvia and other Baltic countries. In 2020, operations in North America have faced some difficulties during the COVID-19 pandemic, causing four units to be closed.

With the acquisition of MedKeeper in January 2018, the inclusiv® IV Compounding Portfolio has continued to develop. MedKeeper, with a SaaS business model, adds the missing piece of a compounding portfolio that enables the division to offer a holistic and integrated technology, software and service solution to our customers. PharmacyKeeper® is the leading IV workflow solution and was awarded in 2021, for the fifth consecutive year, as Best In KLAS by KLAS Research. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Acquisitions — MedKeeper Acquisition” below.

Nutrition

We develop and distribute enteral nutrition products, including accessories such as feeding tubes and nutritional bags, for sale in the Spanish market. The main driver of the segment is the distribution of gastric probes manufactured by Halyard Health, continuing our leadership in Spain with this product line.

Medical Devices

We also sell other medical devices, such as disposable sterile therapeutic medical products for urology, neuroradiology, cardiology and anesthesia. All of these products are manufactured by third parties and complement our portfolio of Hospital division products. We are increasing our strategic efforts to sell medical devices that complement our portfolio of Bioscience division products. The main driver of growth in this segment in 2020 has been Neuroradiology disposables.

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. Research and development spending was €240.6 million in 2018, €276.0 million in 2019 and €294.2 million in 2020. In addition, as of December 31, 2020, we had 1,107 scientists and support staff dedicated to research and development.

We have over 100 years of successful innovation history. For example, we developed a unique fractionation design that reduces the risk of contamination, reduces maintenance costs and increases the amount of product extracted per liter of plasma. We also developed the first centrifugation unit for the automated cleaning of blood cells. In addition, we were one of the first fractionators to conduct double viral inactivation processes for Factor VIII and have designed and implemented a new process for the sterile filling of vials that reduces exposure to potential contaminants as compared to other existing processes. Further, we have developed a nanofiltration method of viral inactivation for our IG, alpha-1 PI, and ATIII products. As a result of our continuing investment in research and development, we believe that we are well positioned to continue as a leader in the plasma-derived therapies industry.

Bioscience Division Initiatives

We have a number of patents and research and development projects in our Bioscience division underway, 21 of which are in the clinical development phase. The following table reflects the total number of research and development projects in our Bioscience division by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2020	2019	2018
Discovery	12	15	12
Preclinical	25	19	12
Clinical	21	21	28
Post Commercialization Studies	11	10	9
Rest of projects	19	19	16
Total Bioscience Research and Development Projects	88	84	77

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin	Alzheimer’s	Plasma-derived	Alzheimer’s disease	Expanded Phase III (clinical trial program currently in development with FDA input)
IgM	Antibiotic-resistant infections	Plasma-derived	Bacteremia	Preclinical development
Fibrin Sealant	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Launched in the U.S. during 2019 and in the EU in 2020
Gamunex-C/ITAC	COVID-19	COVID hIVIG (10%)	Treatment of hospitalized patients infected with COVID-19	Phase III study started in October 2020. Enrollment was completed in February 2021. The study will be completed in April 2021.

ITAC Study. In October 2020, Grifols, together with other companies and various U.S. health agencies, began the international clinical trial Inpatient Treatment with Anti-Coronavirus Immunoglobulin, or ITAC, to evaluate the safety, tolerability and effectiveness of an anti-SARS-CoV-2 hyperimmune globulin (hIVIG, 10%) in patients hospitalized for medical management of COVID-19 at the onset of clinical progression and before development of serious end-organ failure. The phase III clinical study started in October 2020 with a planned study sample size of 500 participants and over 60 registered sites around the world. Study completion is anticipated to be in April 2021. The primary endpoint of this trial in hospitalized patients is an ordinal outcome based on the patient’s clinical status on day seven. It includes seven mutually exclusive categories capturing the range of organ dysfunction that may be associated with the progression of COVID-19, such as respiratory dysfunction and coagulation-related complications.

AMBAR Study. The Alzheimer Management by Albumin Replacement, or AMBAR, study was a multicenter trial that complemented two previous trials and involved combining therapeutic plasmapheresis with albumin and IVIG in different intervals and in varying doses. Since the AMBAR project was mainly based on albumin, the study also included a treatment arm with albumin alone in order for both approaches, the combination of albumin plus IVIG, and albumin alone, to be covered. Therefore, we conducted a Phase IIb/III clinical trial to demonstrate the efficacy of plasmapheresis with Albutein® and Flebogamma® DIF, for improving the cognitive status of treated patients with Alzheimer’s disease compared with non-treated patients. The study was conducted in collaboration with 41 hospitals in Spain and in the United States. 496 patients were enrolled, and the top line results presented in 2018 showed a reduction of 61% in disease progression in both primary efficacy endpoints measuring cognition and activities of daily living during a 14-month period. During 2019 clinical secondary endpoints, biomarkers and neuroimaging results were presented and signals of a positive effect were observed. Additionally, the AMBAR treatment showed an excellent safety profile with 72% of the treated patients completing the entire study and with approximately 90% of the 4,709 procedures performed showing no adverse effects. In July 2020, clinical trial results were published in the scientific journal Alzheimer’s & Dementia: The Journal of the Alzheimer’s Association. Also, during 2020, some different post-hoc data analysis were presented in different scientific congresses.

We incurred costs in the amount of €2.4 million, €3.2 million and €5.1 million in connection with this project in 2020, 2019 and 2018, respectively. We hold significant granted patents and patent applications on the production of albumin and IVIG as well as on the combination of plasma exchange with albumin replacement for the treatment of Alzheimer’s disease.

IgM. Grifols has extensive expertise in the area of infectious disease and in the development of immunoglobulin therapies. We have made significant progress in developing IgM, a new protein entity, for the treatment of bacteremia. IgM is purified from a discarded fraction from the Gamunex® process using a number of recent chromatography technologies. There is a significant medical need for new antimicrobial therapies due to the rise of antibiotic resistance, particularly for gram negative species, and IgM has shown activity against a broad range of gram negative species. Preclinical studies have shown that IgM can bind to a wide variety of bacteria and bacterial antigens and eventually mediates bacterial uptake into phagocytic cells, which kill the bacteria. Use in rodent models has shown that IgM can act synergistically with antibiotics to protect against drug resistant gram negative bacteria. Our IgM would most likely be utilized as empiric adjuvant to antimicrobial therapy in high-risk, immunocompromised patients with systemic infections (solid organ transplantation, or SOT, hematopoietic stem cell transplantation, or HSCT, burn, ICU, etc.) and potentially be continued after the switch to a defined therapy. Toxicology studies began in February 2020 and an investigational new drug application submission (an “IND Submission”) is forecast for 2021. Phase I, II and III clinical studies are also planned.

We incurred costs in the amount of €5.6 million, €5.2 million and €5.4 million in connection with this project in 2020, 2019 and 2018, respectively. We hold a significant number of granted patents related to IgM.

Fibrin Sealant. We began clinical trials into the safety and efficacy of the use of fibrin sealant as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008. In 2014, we completed a clinical trial in the European Union for the use of fibrin sealant in vascular surgery. Three additional clinical trials were performed: (i) a Phase III clinical trial in the United States for the use of fibrin sealant in solid organ surgery; (ii) a Phase III clinical trial in the United States for the use of fibrin sealant in soft-tissue surgery; and (iii) a Phase III clinical trial for the use of fibrin sealant in vascular surgery in the United States. All of the U.S. clinical trials for fibrin sealant were completed in 2015. Marketing authorization approvals were received from the FDA and EMA in November 2017. A distribution agreement was made with a third party, requiring an additional regulatory supplement. Vistaseal® was launched in the U.S. during 2019 and Veraseal® was launched in the EU in 2020.

We incurred costs in the amount of €0.1 million, €2.7 million and €1.1 million in connection with this project in 2020, 2019 and 2018, respectively. We hold significant granted patents on the fibrinogen and thrombin production processes.

Other Bioscience research and development projects undertaken during 2020 included:

●	licensure in the U.S. and market authorization application in the EU for a high concentration immunoglobulin for subcutaneous administration;
●	new container closure systems for Albutein®, Plasmanate®, Gamunex®-C, Prolastin 4g, 5g® and Xembify Prefilled syringes;
●	clinical programs to evaluate new indications of Flebogamma® DIF 5% and Gamunex®-C;
●	A1PI. New vial sizes and concentrations of the liquid formulation of Prolastin®- C were licensed in 2020, providing important advancements in manufacturing efficiency as well as improved patient convenience. A new liquid formulation, intended for subcutaneous administration, is also in development;
●	clinical studies to evaluate the effects of the prolonged administration of human albumin on cardiovascular, hepatic and renal function in patients with advanced cirrhosis and ascites.

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

Diagnostic Division Initiatives

Research and development in the Diagnostic division supports various business areas, including transfusion medicine, clinical diagnostics, and the recombinant protein business. The Diagnostics division focuses on the development of in vitro diagnostic reagents/assays, instrumentation, and software for donor screening, which includes infectious disease detection and blood typing tests to determine donor/recipient blood compatibility. Here, research and development focuses on opportunities to develop increased multiplex test capabilities, as well as improved automation solutions in order to increase throughput and reduce costs for customers. The division also develops products for clinical diagnostics, including hemostasis assays and analyzers, as well as a board menu of drug and anti-drug ELISA kits and lateral flow point-of-care devices for biological drug monitoring. The research and development team employs a diverse technology portfolio including transcription mediated amplification, or TMA, polymerase chain reaction, or PCR, and NGS for molecular assays, and immunologic based methods using red blood cell, or RBC, agglutination, latex particles agglutination, solid phase capture, lateral flow, as well as enzymatic reactions using chromogenic substrates. The Company has also continued research and development of new recombinant proteins and antibodies as critical raw materials to support internal and external customers in various fields such as hemostasis, infections disease and immunohematology.

In 2020, the Diagnostic division obtained CE mark for SARS-CoV-2 on Panther®, as well as CE mark for the submission of the Ultrioplex E multiplex assay. CE marks were also obtained in Europe for (i) one new lateral flow device for IFX monitoring (Promonitor Quick IFX) in an automated reader (PQ Reader), (ii) two controls for drug monitoring and (iii) an ELISA assay for anti-SARS-CoV-2 IgG detection. The Division also obtained FDA approval for the QSmart hemostasis analyzer with PT reagent kit. Additionally, significant progress was made on clinical trials in China for registration of DG Gel Neutral, CT, Coombs and DG Reader Net.

Additionally, the Diagnostic division is developing medical devices for the extraction and storage of blood components. In 2020, we received the marketing authorization approval from Spain’s CE Mark Notified Body for Leucored WB CPD-SAGM with design improvements and a new filter, with the goal of being more competitive in the market. The principal products under development were phthalate (DEHP)-free blood bags, and improvements in standard blood bags and Leucored bags that make them more competitive in the Brazilian market.

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

The principal projects currently under development in the IV Solutions subdivision are a flexible plastic container closure system for biological products, a new presentation for anticoagulant solutions with apheresis connectors, to ensure compliance with ISO 18250-8, Dextrose 5% in Fleboflex containers for the U.S. market and three-liter DHPR-free irrigation bags. During 2020, we received FDA marketing authorization approval for 0.9% Sodium Chloride in Fleboflex Luer, USP (needle-free) container and enlarged the DMF for Sterile Water for injections with two new presentations (2.5/5 and 15/20 ml). In the fluid therapy market, work continues on the study of the stability of various ready-to-use mixtures in polypropylene packaging, in order to increase the range of mixtures available for hospital use.

Within the Contract Manufacturing product group, which focuses on offering development and manufacturing services for third parties (mainly in the U.S.) the Hospital division develops ready-to-use mixtures. During 2020, the development of an alpha-1 agonists solution in flexible bags was initiated, and two products were approved by the FDA – the Aggrastat Injection 5mg/100 mL and the Milrinone Lactate Injection in 5% Dextrose.

This subdivision also works on several cross-divisional initiatives. As part of the AMBAR study, the Hospital division is collaborating on the development of special devices and containers specifically designed for the procedures and protocols of the study. There is collaboration with the Diagnostic division on the manufacturing of the cuvette of Q-Coagulometer, among others. The partnership with the Bioscience division includes the development of a plastic holder for syringes of Fibrin Sealant.

Finally, the Pharmatech subdivision is devoted to the development of a comprehensive IV compounding portfolio of integrated technology solutions with devices, software, and services. The portfolio includes Grifols traditional products, like the Gri-fill® system, along with more recent technologies, such as the PharmacyKeeper suite of software solutions and the KIRO robotic systems, including the KIRO Oncology automated IV compounding system for oncology preparations and the KIRO Fill® system for automated filling of non-hazardous IV medication. The R&D program in this area is focused on connecting all the technology ecosystems of the IV Compounding portfolio under a single software platform and user experience.

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

Other Initiatives

In addition, we are increasing our research and development activities in new fields. We conduct these activities through the creation of joint ventures participated in by Grifols Innovation and New Technologies Ltd, or GIANT, through agreements to use patents owned by third parties and through selective acquisitions.

Our investments in Araclon and VCN Biosciences in 2012 expanded our research and development capabilities in fields outside of our traditional business segments. Araclon is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease, to be applied in the early stages of the disease. Araclon is working on the validation of an early diagnostic test and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage. The vaccine has passed the animal experimentation stage and a Phase I clinical trial in humans has been completed. In 2017 Araclon obtained approval by the AEMPS for a Phase II placebo-controlled trial of the AB40 vaccine in Alzheimer disease patients and completed recruitment in 2019. In 2020, a change in the design of the trial was introduced that allows cross-over of the treatment arms, so all the participants could receive the vaccine. VCN Biosciences is investigating and developing new therapeutic approaches based on oncolytic adenoviruses to treat tumors for which there is currently no effective treatment. Its most advanced project focuses on the treatment of pancreatic cancer. AEMPS approved two Phase I clinical trials for this project and VCN Biosciences began recruiting patients for the Phase I trials in the first quarter of 2014. In 2017 VCN obtained approval by the Spanish Drug Regulatory Agency of another Phase I/II trial of VCN-01 in pediatric patients with Retinoblastoma. Additionally, VCN Biosciences is engaged in a Phase I/II trial involving patients diagnosed with refractory head and neck cancer combining VCN-01 with AstraZeneca’s Durvalumab. The recruitment speed of this trial was adversely affected by the COVID-19 pandemic.

Through our ownership of Alkahest, we develop plasma-based products for the treatment of cognitive decline in aging and other central nervous system (CNS) disorders, including Alzheimer’s disease. In 2017 Alkahest obtained approval by the FDA of a Phase I/II clinical trial of a plasma fraction (GRF-6019) in Alzheimer’s disease patients and the trial began in 2018. The trial was completed in 2019 and preliminary results were presented by the end of the year. Also, a second trial of GRF-6019 in a population of severe Alzheimer’s disease patients ended in April 2020. Another Phase II placebo-controlled trial of GRF-6021 in Parkinson disease patients with Dementia was finalized by the end of 2020. At the pre-clinical level, new potential clinical indications are being tested with plasma fractions. Finally, Grifols completed the acquisition of Alkahest in 2020. See Item 5 of Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Acquisitions — The Alkahest Acquisition.”

In 2016, we acquired 30% of the equity of AlbaJuna Therapeutics, a spin-off company from the IrsiCaixa AIDS Research Institute, promoted jointly by “la Caixa” Foundation and the Department of Health of the Government of Catalonia, and established to promote the pre-clinical and clinical development of monoclonal antibodies that neutralize the effect of HIV in the body while increasing the activity of the natural killer cells that have the task of destroying infected cells. In 2020, a candidate was selected and proof of concept studies in non-human primates (NHP) started, as well as process development and manufacturing activities, which began by the end of the year.

In 2017, we acquired a 43.96% equity stake in GigaGen Inc., a pre-clinical biotherapeutics company based in San Francisco (California) specialized in the research activities to develop recombinant plyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases. In 2018, Gigagen Inc. started to work in the development of Hyperimmune immunoglobulin, which continued during 2019 and 2020, with a focus on collecting the human samples needed to build DNA libraries. Beginning in 2020, GigaGen Inc. started to work on a polyclonal product to treat COVID-19 and received FDA approval of the IND in February 2021. The initiation of a clinical trial is planned for 2021.

In 2018, GIANT signed a collaboration agreement with IrsiCaixa AIDS Research Institute for five years to join forces to promote biomedical research on HIV and associated diseases.

Finally, Grifols signed an agreement in the first quarter of 2020 to support a consortium with the IrsiCaixa AIDS Research Institute, the Barcelona Supercomputing Center (BSC) and the IRTA (Institute of Agrifood Research and Technology) aimed to discover new antibodies and vaccines against COVID-19.

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

The cost of plasma, the key raw material used in the production of plasma-derived products, increased as compared to 2019, mainly due to the impact of the COVID-19 pandemic.

Grifols recognized an impact of €205 million in 2020 to its inventory value, mainly due to COVID-19. This impact stems primarily from lower-than-expected plasma collection, which in turn caused lower capacity utilization of our facilities, and has been recognized in the gross margin line. The COVID-19 pandemic also caused an increase in the cost of plasma due to the trend towards greater incentives to reward donors.

We continue to monitor the efficiency of our plasma collection platform and have concentrated all of our plasma testing into our six laboratories in Austin and San Marcos, Texas, Memphis, Tennessee, Boca Raton, Florida, Leipzig, Germany and Parets, Spain.

In October 2020, we completed the purchase of 11 collection centers in the U.S., as well as a plasma fractionation facility and two purification facilities in Montreal, Canada, from GC Pharma for a total consideration of $457 million on a debt free basis. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Acquisitions — The GC Pharma Acquisition” below.

In June 2018, we completed the acquisition of Haema AG, a German based pharmaceutical company that owns 35 collection centers throughout Germany, for a purchase price of €220 million on a debt free basis. In August 2018, we completed the acquisition of Biotest US Corporation, a U.S. based pharmaceutical company that owns 24 plasma collection centers, for a purchase price of $286 million. In December 2018, we sold our 100% stake in Haema AG and Biotest US Corporation to Scranton Enterprises B.V., one of our major shareholders and a related party, for a total of $538 million. We have the ability to repurchase the shares sold to Scranton Enterprises B.V. at any time. Our plasma supply agreement among Grifols, Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema AG, or the Plasma Supply Agreement, was effectively extended on January 1, 2019 for a 30-year period, and we continue to operate the companies’ plasma centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Acquisitions — Acquisition and Sale of Haema AG and Biotest Corporation” below. We believe our Plasma Supply Agreement will play a key role in fulfilling our plasma requirements through 2020 and beyond, along with plasma collected through our plasma collection centers and plasma purchased from third-party suppliers pursuant to various plasma purchase agreements.

The principal raw materials for our intravenous therapy products are plastic and glass bottles, which we purchase from various European suppliers.

Marketing and Distribution

We currently sell Bioscience, Diagnostic and Hospital products to hospitals and clinics, GPOs, governments and other distributors in over 100 countries.

In the United States, the sales model is complex, with many intermediaries, requiring Grifols to execute multi-faceted arrangements for the distribution of our products. Sales of finished goods are distributed through various channels such as distributors, wholesalers, specialty pharmacies, home health care companies, clinics, hospitals, government entities and directly to physician offices. Payers and purchasers also control access to products, requiring separate negotiations with payers and GPOs. GPOs are entities that act as purchasing intermediaries for their members, which are primarily hospitals. GPOs negotiate the price and volume of supplies, equipment and pharmaceutical products, including plasma derivatives, used by their members.

We market our products to healthcare providers and other decision-makers, such as those in hospitals, through focused sales presentations. Although price and volume are negotiated through contractual agreements with intermediaries, demand for our products is generated through promotional efforts by Grifols’ sales representatives. In the case of GPOs, the actual sales are made to the authorized distributor(s) of each GPO at the contract price, and the distributor then sells the products to the members of that GPO. We promote our products directly to the GPO’s members. For safety and post-sale service reasons, the distributor is required to provide us with the specifics of the ultimate delivery to the client.

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

In our Bioscience division, we utilize mixed sales units comprised of both marketing and sales personnel. In some countries, we have product line-specific sales units for immunology & neurology, pulmonary, intensive care and coagulation factors.

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

During 2020, we distributed the majority of our products through our own distribution network. In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors. We have a direct presence in 30 countries and we carefully select distributors in the countries were we do not have a direct presence. We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers and other customers throughout the world.

Our sales, marketing and distribution network included 1,529 employees as of December 31, 2020, which included 1,310 sales and distribution personnel and 219 marketing employees.

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

As of December 31, 2020, we owned 3,027 patents and patent applications in various countries throughout the world, of which 634 are in the final application process. In some countries, these patents grant a 20-year protection period. 1,344 of these patents are set to expire in the next ten years, including the patent for the product Grifill, which will expire in February 2022, and the patent for the process of removing viruses in Fibrinogen solutions, which will expire in March 2024.

As of December 31, 2020, we also owned 3,478 trademarks in various countries throughout the world, of which 298 are in the final application process. In addition, we co-own certain patents and patent applications with third parties, including patent rights co-owned with Novartis following the Novartis Acquisition.

We maintain a department with personnel in Spain and Ireland to handle the patent and trademark approval and maintenance process and to monitor possible infringements.

Plasma Derivative Products

As of December 31, 2020, we owned 2,024 patents and patent applications related to plasma derivatives, including 1,019 in Europe, 168 in the United States and Canada and 837 in the rest of the world. The most important of these patents relate to:

●	a concentrated subcutaneous alpha-1 antitrypsin;

●	the use of low volume plasma exchange for the treatment of Alzheimer’s disease;

●	Transferrin for the treatment of Hipoxia inducible factor related conditions;

●	the process for removing viruses in Fibrinogen solutions;

●	a concentrated subcutaneous Immunoglobulin G injection; and

●	concentrated Immunoglobulin M preparations for the treatment of bacterial infections.

Hospital and Diagnostic Products

As of December 31, 2020, we owned 1,002 patents and patent applications related to our Hospital and Diagnostic products, including 564 in Europe, 120 in the United States and Canada and 318 in the rest of the world. The most important of these patents relate to the:

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

As of December 31, 2020, we owned one patent related to other areas of the business, in Europe.

Licenses from Third Parties

We license certain intellectual property rights from third parties, including Singulex and Hologic. Singulex granted us an exclusive worldwide license under certain intellectual property rights for the use and sale of certain products and services for blood donor and plasma screening. Pursuant to an intellectual property license with Hologic, we obtained a fully paid-up license to certain of Hologic’s intellectual property for use in the NAT Donor Screening Unit.

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

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities. We have 973 hemoderivative product licenses registered in 84 countries, which include the licenses we hold from the FDA for the sale in the United States of IG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC. The production, marketing and sale of many of our Diagnostic division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have over 3,009 diagnostic product licenses registered in a total of 76 countries in Europe, the United States, Canada, Latin America, Africa and Asia. With respect to our various Hospital division products, we have close to 170 licenses for our Hospital division products registered in 42 countries throughout the European Union, Latin America and the United States.

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

Insurance Coverage

General and Product Liability

We have a program of insurance policies designed to protect us and our subsidiaries (including our United States subsidiaries) from product liability claims. Effective May 1, 2020, we have product liability insurance coverage for up to $220 million per claim and in annual aggregate for products manufactured in all of our facilities and for third-party products we sell. This policy expires on April 30, 2021. We have elected to self-insure the first $38.5 million per claim and in annual aggregate of our product liability policy through the purchase by one of our subsidiaries of such portion of the insurance policy. See “— Self-insurance” below.

Our master liability program also protects us and our subsidiaries from certain environmental liabilities arising in those countries in which our subsidiary companies have operations. This risk is covered up to a maximum of $220 million per claim and in annual aggregate.

Biomat USA, Talecris Plasma Resources and Interstate Blood Bank Inc., GCAM Inc, BPC Plasma Inc, Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, Haema AG and Haema Plasma Kft maintain a separate liability insurance policy. The policy covers their professional liability for plasmapheresis business activities and expires on April 30, 2021. The maximum amount of coverage for liability claims under the policy is $15 million per claim and in the annual aggregate. In addition, we have general liability coverage for up to $220 million per claim and in the annual aggregate for Biomat USA, Talecris Plasma Resources and Interstate Blood Bank Inc., GCAM Inc, BPC Plasma Inc, Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, Haema AG and Haema Plasma Kft.

Property Damage and Business Interruption

Our property damage and business interruption insurance program covers us and our subsidiaries (including our United States subsidiaries). This insurance program, which expires on April 30, 2021, covers damages suffered by plants and buildings, equipment and machinery. Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1.5 billion per occurrence. It also covers property damage produced by flooding, for up to $110 million per claim and in the annual aggregate.

In addition, this policy covers loss of profit for a period of 36 months with a deductible equivalent to up to five business days of lost profits. Pursuant to the loss of profit, in the event that any or all of our plants stop production due to an event not excluded under the policy, the insurer covers fixed expenses, in addition to net profits we did not earn during the term of coverage.

We also have a transit and inventory insurance program, which covers damages to raw materials, supplies, semi-finished products and finished products for up to $25 million per claim for transit and $400 million for inventory in annual aggregate.

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance DAC, one of our wholly owned subsidiaries. We self-insure the first $38.5 million per claim per year of our general and product liability policy, the first $230,000 per loss for property damage and the first ten days of lost profits, the first $27,000 per claim for transit losses, the first $200,000 per claim for inventory losses and any transit or inventory losses exceeding $2 million have an additional retention of 10% of loss value with a maximum of $500,000 per loss and an annual aggregate of $3 million. These amounts are in excess of the deductibles for each of the policies that make up our insurance programs.

C.	Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2020, of 63 companies. Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated. In addition, there were 12 companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.	Property, Plant and Equipment

Our headquarters is located in Barcelona, Spain. As of December 31, 2020, we owned or leased facilities in seven countries. We currently own or lease manufacturing facilities in 10 sites in nine different locations, four of which have plasma fractionation capabilities. The table below shows the geographic location and business purpose of our principal properties as of December 31, 2020.

Location	Facility	Own/Lease (2)	Business Purpose
Parets del Vallès, Spain	Industrial Facility One Parets	66% owned; 34% of the property is leased from a third party	Plasma fractionation Manufacture of plasma derivatives & division support activities

	Industrial Facility Two Parets	80% owned; 20% of the property is leased from a third party	Manufacture of Diagnostic and Hospital products

	Industrial Facility Three Parets	68% owned; 32% of the property is leased from a third party	Plasma storage & other operating activities

Location	Facility	Own/Lease (2)	Business Purpose
Los Angeles, California, U.S.	Industrial Facility, U.S.	92% owned; 8% of the property is leased from a third party	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Clayton, North Carolina, U.S.	Clayton Facility	100% owned	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Durham, North Carolina, U.S.	Research Triangle Park	23% owned, 77% of the property is leased from a third party	Research and Development Labs and Offices

Emeryville, California, U.S.	Emeryville Facility	89% owned; 11% of the property is leased from a third party	Manufacture of Diagnostic products

City of Industry, California, U.S.	City of Industry U.S.	100% leased	Plasma storage

Murcia, Spain	Industrial Facility Murcia	100% owned	Manufacture of Hospital products

Fribourg, Switzerland	Industrial Facility Switzerland	100% leased	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	100% owned	Manufacture of Diagnostic products

Austin, Texas, U.S.	Plasma Testing Lab	100% leased	Plasma testing

San Marcos, Texas, U.S.	Plasma Testing Lab	100% owned	Plasma testing

San Diego, California, U.S.	San Diego Facility	76% owned; 24% of the property is leased from a third party	Manufacture of components of the TMA amplified NAT kits

Dublin, Ireland	Global Operations Center	(1)	Operating activities related to the Bioscience division

Sant Cugat del Vallès, Spain	Headquarters	100% leased	Headquarters

Campo Largo, Curitiba, Brazil	Industrial Facility Brazil	100% owned	Manufacture of Diagnostic products

Montreal, Canada	Industrial Facility Montreal	100% owned	Plasma fractionation Plasma purification

(1)       We hold a 999 year leasehold interest in the property.

(2)       Lease percentage based on property size.

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Parets, Los Angeles, Clayton, and Dublin facilities. All of our fractionation facilities have FDA and EMA certification. Our facilities currently have an aggregate fractionation capacity of approximately 15.2 million liters of plasma per year, and this capacity is sufficient to cover our current production needs.

The Parets facility has a fractionation capacity of 5.0 million liters per year and a unique design that separates the maintenance area from the clean areas required for the fractionation and purification procedures. This design, which we developed in house, minimizes the risk of contamination and reduces maintenance costs. In addition to licenses from the European Union and other required specific authorities for the production of various plasma derivative products, the Parets facility is also licensed by the FDA. The Parets facility is one of the few European plasma derivatives plants to be licensed by the FDA. In addition to the plasma fractionation facilities, the Parets site also has protein purification, fill and finish, packaging, storage, research and development and energy co-generation facilities for the Bioscience division and manufacturing for the Hospital and Diagnostic divisions. The Parets facility holds GMP’s, ISO 13485 and ISO 14001 for the Bioscience, Diagnostic and Hospital plants and ISO 9001 certifications for its diagnostic manufacturing facilities.

The Los Angeles facility has a fractionation capacity of 2.4 million liters per year. The facility contains purification and aseptic filling areas for coagulation factors, IG and albumin. The facility is licensed by the FDA and Grifols is working to certify the Los Angeles facility with ISO 14001 certification, similar to the rest of Grifols’ manufacturing plants.

The Clayton facility in North Carolina has a fractionation capacity of 7.9 million liters per year. This facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture. This facility holds the ISO 14001 certification, which recognizes excellence and continuous improvement in environmental performance. The scope of the certification includes research, development, production and quality control of pharmaceutical specialties derived from human plasma. In the second half of 2021, we expect to begin full operations in a new fractionation plant in Clayton with six million liters of capacity per year.

In 2020, we acquired the Montreal facility as a result of the GC Pharma acquisition. The facility was designed for a fractionation capacity of one million liters per year, and is currently being revamped to increase the capacity to 1.5 million liters per year. Grifols expects to launch operations in these facilities in 2023, manufacturing IVIG and albumin to supply the Canadian market.

We are currently building an albumin purification and filling plant in Dublin that we expect will be in operation in 2022.

Global Operations Center

In the last quarter of 2015, we opened a global operations center for our Bioscience division. The facility, located in Dublin, Ireland, occupies 22,000 square meters and centralizes decision-making with regard to commercial policy, research and development policy and supply chain global management. It houses Bioscience’s global logistics and distribution activities; warehousing of plasma, intermediate paste and finished product, labelling, packaging and final conditioning of the product; as well as regulatory and quality activities relating to the supply of plasma and plasma derivatives. It also centralizes our treasury function and acts as our point of access to the capital markets.

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

United States Government Regulation

In the United States, the FDA regulates drugs, biologics, plasma collection and medical devices under the FDCA and, as applicable, the PHS Act, and their implementing regulations. Failure to comply with the applicable FDA requirements at any time during the product-development process, approval process or after approval may result in administrative or judicial sanctions. These sanctions could include, as applicable, the FDA’s imposition of a clinical hold on trials for drugs, devices or biologics, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution or any combination of these sanctions. Any agency or judicial enforcement action could have a material adverse effect on us.

The BLA (Biologics License Application) Approval Process

Drugs that are also biological products, such as our plasma derivative products IG, A1PI, Factor VIII and albumin, and also certain in vitro diagnostic products associated with testing blood and blood components, must also satisfy the requirements of the PHS Act and its implementing regulations. In order for a biological drug product, or for these in vitro diagnostic tests, to be legally marketed in the United States, the product must have a BLA approved by the FDA. Obtaining BLA approval from the FDA is a robust process involving, among other things, completion of preclinical laboratory tests, controlled human clinical trials, submission of manufacturing and chemistry data, and multiple statistical and physical review processes by the FDA. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators, including reports regarding adverse events and safety issues.

Given the robust process, certain of our clinical trials may not be completed successfully within any specified period, if at all. Furthermore, we or the FDA may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk, have experienced a serious and unexpected adverse event, or that continued use in an investigational setting may be unethical. Similarly, an IRB can suspend or terminate approval of research if the research is not being conducted in accordance with the IRB’s requirements or if the research has been associated with unexpected serious harm to patients.

Overall, the testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all. In most cases, the BLA must be accompanied by a substantial user fee.

The ACA introduced a new abbreviated regulatory approval pathway for biological products found to be “biosimilars” or “interchangeable” with a biological “reference product” previously licensed under a BLA. This abbreviated approval pathway is intended to permit a biosimilar to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product. The law provides that no biosimilar application may be accepted for FDA review until 4 years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product. The extent to which a biosimilar, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The FDA is actively seeking to encourage the entry of biosimilars into the marketplace, including issuing, in July 2018, its Biosimilar Action Plan, intended to enhance the speed of the biosimilar development and approval processes.

The testing and approval processes to obtain a BLA require substantial time, effort and financial resources, and each process may take several years to complete. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products.

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

Future FDA inspections may identify compliance issues at our facilities or at the facilities of our third-party suppliers that may disrupt production or distribution, or require substantial resources to correct and prevent recurrence of any deficiencies, and could result in fines or penalties by regulatory authorities. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. The ACA established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research. Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval of our products under development.

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

The sponsor of a product designated as being in a fast track drug development program may engage in close early communication with the FDA, including through timely meetings and feedback on clinical trials. Products in fast track drug development programs also may receive FDA priority review or accelerated approval; in other words, the review cycle has a six-month review clock instead of a ten- or 12-month review clock. Sponsors may also be able to submit completed portions of an application before the entire application is completed; however, the review clock will not officially begin until the entire completed BLA is submitted to and filed by the FDA. The FDA may notify a sponsor that its program is no longer classified as a fast track development program if the fast track designation is no longer supported by emerging data, the designated drug development program is no longer being pursued, or another product that meets the unmet medical need for the same indication is approved first.

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

Drug Supply Chain Security Act

The Federal Drug Quality and Security Act of 2013 brought about significant changes with respect to pharmaceutical supply chain requirements and pre-empts state law. Title II of this measure, known as the Drug Supply Chain Security Act (DSCSA), is being phased in over 10 years, and is intended to build a national electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States, including certain of our products. The law’s track and trace requirements applicable to manufacturers, wholesalers, repackagers and dispensers (e.g., pharmacies) of prescription drugs began to take effect in January 2015 and will continue to be implemented. The DSCSA product tracing requirements replaced the former FDA drug pedigree requirements and pre-empt state requirements that are inconsistent with, more stringent than, or in addition to, the DSCSA requirements. The DSCSA also establishes certain requirements for the licensing and operation of prescription drug wholesalers and third party logistics providers, or 3PLs, and includes the creation of national wholesaler and 3PL licenses in cases where states do not license such entities. The DSCSA requires that wholesalers and 3PLs distribute drugs in accordance with certain standards regarding the recordkeeping, storage and handling of prescription drugs. According to FDA guidance, states are pre-empted from imposing any licensing requirements that are inconsistent with, less stringent than, directly related to, or covered by the standards established by federal law in this area. Current state licensing requirements will likely remain in effect until the FDA issues new regulations as directed by the DSCSA.

Anti-fraud and Abuse Regulation

Since we supply products and services that are reimbursed by U.S. federal healthcare programs such as Medicare and Medicaid, our activities are also subject to regulation by CMS and enforcement by the OIG. The Anti-Kickback Law prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a government health care program. Many states have similar laws. Courts have interpreted this law very broadly, including by holding that a violation has occurred if even one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. There are statutory and regulatory exceptions, or safe harbors, that outline arrangements that are deemed lawful. However, the fact that an arrangement does not fall within a safe harbor does not necessarily render the conduct illegal under the Anti-Kickback Law. In sum, even legitimate business arrangements between the companies and referral sources could lead to scrutiny by government enforcement agencies and require extensive company resources to respond to government investigations. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing.

The FCA is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government. In addition, the ACA amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government, including clarifying that a federal Anti-Kickback Law violation can be a basis for federal FCA liability. For the purposes of these recent amendments, an “obligation” includes an identified overpayment, which is defined broadly to include “any funds that a person receives or retains under Medicare and Medicaid to which the person, after applicable reconciliation, is not entitled …”

The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years, and significant enforcement activity has been the result of “relators” who serve as whistleblowers by filing complaints in the name of the United States (and if applicable, particular states) under applicable false claims laws, and who may receive up to 30% of total government recoveries.  Penalties under fraud and abuse laws may be severe, and could result in significant civil and criminal penalties and costs, including the loss of licenses and the ability to participate in federal and state health care programs, and could have a material adverse effect on our business.  Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses.  Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. Most states have adopted similar state false claims laws, and these state laws have their own penalties which may be in addition to federal FCA penalties, as well as other fraud and abuse laws

We also are subject to certain United States and foreign laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, German anti-corruption laws and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity globally in recent years.

The PPS Act has imposed new reporting and disclosure requirements for biologic, drug and device manufacturers with regard to payments or other transfers of value made to certain practitioners, such as physicians and teaching hospitals, and for such manufacturers and for group purchasing organizations, with regard to certain ownership interests held by physicians in the reporting entity. CMS publishes information from these reports on a publicly available website, including amounts transferred and physician and teaching hospital identities. Amendments expanded the law to also require reporting, effective January 1, 2022, of payments or other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse-midwives, and this new requirement will be effective for data collected beginning in calendar year 2021. The PPS Act preempts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws, as well as the federal law, can be ambiguous. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers.

Other Health Care Regulation

In the United States, government actions to seek to increase health-related price transparency may also affect our business. For example, on November 12, 2020, CMS issued final rules imposing price transparency requirements on hospitals and group health plans. Specifically, beginning in 2022, group health plans must post, on a public internet website, in-network provider negotiated rates (which include rates with device suppliers and manufacturers), historical out-of-network allowed amounts and drug pricing information. This may result in the publication of our negotiated rates with various providers and group health plans, which could impact our ability to independently negotiate sales contracts and rate agreements.

Another notable Medicare health care reform initiative, the Medicare Access and CHIP Reauthorization Act of 2015 (MACRA), enacted on April 16, 2015, established a new payment framework, which modified certain Medicare payments to “eligible clinicians,” including physicians, dentists and other practitioners. Under MACRA, certain eligible clinicians are required to participate in Medicare through the Merit-Based Incentive Payment System (MIPS) or Advanced Alternative Payment Models (APMs), through which Medicare reimbursement to eligible clinicians includes both positive and negative payment adjustments that take into account quality, promoting interoperability, cost, and improvement activities. Data collected in the first MIPS performance year (2017) determined payment adjustments that began January 1, 2019. MACRA standards continue to evolve, and represent a fundamental change in physician reimbursement that is expected to provide substantial financial incentives for physicians to participate in risk contracts, and to increase physician information technology and reporting obligations. The implications of the implementation of MACRA are uncertain and will depend on future regulatory activity and physician activity in the marketplace. New payment and delivery system reform programs, including those modeled after such federal program, are also increasingly being rolled out at the state level through Medicaid administrators, as well as through the private sector, which may further alter the marketplace and impact our business.

Recently, in addition to other government efforts to control health care costs, there has been increased scrutiny on drug pricing and concurrent efforts to control or reduce drug costs by Congress, the President, executive branch agencies and various states. At the state level, several states have adopted laws that require drug manufacturers to provide advance notice of certain price increases and to report information relating to those price increases, while others have taken legislative or administrative action to establish prescription drug affordability boards or multi-payer purchasing pools to reduce the cost of prescription drugs. At the federal level, several related bills have been introduced and regulations proposed which, if enacted or finalized, respectively, would impact drug pricing and related costs.

Antitrust and Consumer Protection

The U.S. federal government, most U.S. states and many foreign countries have antitrust laws that prohibit certain types of conduct deemed to be anti-competitive, as well as consumer protection laws that seek to protect consumers from improper business practices. At the U.S. federal level, the Federal Trade Commission oversees enforcement of these types of laws, and states have similar government agencies. Violations of antitrust or consumer protection laws may result in various sanctions, including criminal and civil penalties. Private plaintiffs may also bring civil lawsuits against us in the United States for alleged antitrust law violations, including claims for treble damages.

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

Our blood derivative products are not subject to compulsory Community authorization, but it is an option for our new products. Flebogamma® DIF 50 mg/ml and 100 mg/ml, VeraSeal solutions for sealant and Tavlesse (fostamatinib) were approved through the Community authorization procedure.

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

We have EMA Orphan Drug Designations for the following products:

●	alpha-1 proteinase inhibitor (for inhalation use) for the treatment of cystic fibrosis; and

●	alpha-1 proteinase inhibitor (for inhalation use) for the treatment of congenital alpha-1 antitrypsin deficiency.

Because each of these products is already authorized for a non-orphan indication in the EU, in order to obtain marketing authorization for any of the above-mentioned orphan indications, we would be required to apply for a separate marketing authorization through the Community authorization procedure for such indication, using a different proprietary name. It is not possible to extend the existing marketing authorization to cover the new orphan indication. Orphan and “non-orphan” indications cannot be covered by the same marketing authorization.

United Kingdom Regulatory Process

The United Kingdom (U.K.) withdrew from the EU on January 31, 2020, and is no longer an EU Member State. A transition period, during which EU pharmaceutical law continued to be applicable to the U.K., has ended on December 31, 2020.

As of January 1, 2021, the protocol in Ireland/Northern Ireland is applicable and has an impact on marketing authorizations for medicinal products in the U.K. with respect to Northern Ireland.

There are several routes to obtain a marketing authorization in the U.K., Great Britain (England, Scotland and Wales) or Northern Ireland. The options available are determined by the intended market and the type of application. To obtain a marketing authorization, you need to use one of the following procedures:

National Routes:

●	Innovative Licensing and Access Procedure (ILAP) – the ILAP aims to accelerate the time to market and facilitate patient access for innovative medicines, including new chemical entities, and biological medicines, new indications and repurposed medicines;

●

National Procedure (a 150-day procedure) – this national 150-day accelerated procedure is available for high-quality applications to market a medicine in the United Kingdom, Great Britain or Northern Ireland;

●

Rolling review – permits the submission of your application in module(s), to obtain a marketing authorization in the United Kingdom, Great Britain and Northern Ireland. This is a new route for marketing authorization applications, where an applicant for a new active substance in the U.K., Great Britain, or Northern Ireland submits increments of the eCTD dossier for pre-assessment by the MHRA, rather than as part of a consolidated full dossier submission.

This rolling review is intended to streamline the development of novel medicines by offering periodic enhanced regulatory interaction and advice to reduce the risk of failure at the final phase and may be integrated with the Target Development Profile (TDP) to provide a clearer pathway for development of innovative medicines.

Marketing authorization applications for any new active substance based on a “full dossier,” including biological products, are eligible for the rolling review;

●

EC Decision Reliance Procedure (a 67-day procedure) – for products under evaluation or approved in the EU centralized procedure, and for a period of two years from January 1, 2021, Great Britain may rely on decisions taken by the European Commission (EC) when considering the approval of new marketing authorizations.

A letter of intent should be submitted to MHRA at least four weeks before the Committee for Medicinal Products (CHMP) opinion is expected. Marketing authorization applications should be submitted to MHRA on receipt of a positive opinion from the CHMP and should contain the entire dossier as reviewed by CHMP, all iterations of the assessment reports and the positive CHMP opinion.

All U.K. national requirements will apply. Confirmation of the EC decision should be provided immediately on receipt to allow determination of a Great Britain marketing authorization as close to the EC approval as practicable.

●

MR/DC Reliance Procedure (a 67-day procedure) – the MHRA may rely on marketing authorizations approved through European decentralized (DC) and mutual recognition (MR) procedures, with a view to granting a marketing authorization in the United Kingdom or Great Britain.

Applications should include the dossier approved for marketing in the EU member states, accompanied by all iterations of the Reference Member State (RMS) assessment report and the RMS end of procedure notification. Applications will be reviewed for compliance with U.K.-specific requirements;

●

Unfettered Access from Northern Ireland (a 67-day procedure) – applicants may seek recognition in Great Britain of a marketing authorization approved in Northern Ireland under certain qualifying conditions.

This route is available for marketing authorizations approved in Northern Ireland via European MR or DC or through the national procedure, if the marketing authorization holder is established in Northern Ireland and the product is distributed from Northern Ireland to Great Britain.

For authorizations approved in EU procedures, applications should include the dossier as approved for marketing in Northern Ireland, accompanied by all iterations of the relevant RMS and CHMP assessment reports.

Note that national applications intended to cover marketing of a product in Northern Ireland must continue to comply with the requirements of Directive 2001/83/EC, the European Community’s code relating to medicinal products for human use, and Regulation 726/2004 on European Community procedures and supervision of medicinal products.

International routes (collaborative procedures):

●

Access consortium – the Access consortium is a medium-sized coalition of regulatory authorities that work together to promote greater regulatory collaboration and alignment of regulatory requirements for companies intending to market a medicine in the U.K., Australia, Canada, Singapore and/or Switzerland. The MHRA joined the consortium in 2020 and commenced work-sharing applications in January 2021;

●

Project Orbis – Project Orbis is a program coordinated by the FDA involving the regulatory authorities of Australia (TGA), Canada (Health Canada), the United Kingdom (MHRA), Singapore (HSA) and Brazil (ANVISA) to review and approve promising cancer treatments.

In addition to the above, the following procedures can be used to obtain a marketing authorization in Northern Ireland:

●

Northern Ireland may be included in DC or MR procedure as a Concerned Member State (CMS).

The DC and MR procedures can be used by companies intending to market a medicine in Northern Ireland and other named EU countries.

One member state will lead the assessment of the application as the RMS. The other member states (including Northern Ireland) receiving applications are called the ‘concerned member states’ (CMSs). The procedure takes up to 210 days (DC procedure) or 90 days (MR procedure), excluding time taken to provide further information or data required. If the application is approved, each CMS (including Northern Ireland as a CMS) will issue a national marketing authorization for the product within 30 days of approval.

●

Marketing authorizations approved in the EU’s DC procedure will automatically have effect in Northern Ireland.

The EU centralized procedure, including its mandatory scope, continues to apply in Northern Ireland, and therefore, the centralized procedure results in a single marketing authorization to market a product in all EU member states, as well as Iceland, Liechtenstein, Norway and Northern Ireland.

Further information can be found in the U.K.’s website for license applications (www.gov.uk).

Canadian Regulatory Process

Authorization to Market. Therapeutic products can be marketed in Canada after they have been subject to a review to assess their safety, efficacy and quality. A New Drug Submission must be submitted to Health Canada for review, and a Notice of Compliance, or NOC, and/or a Drug Identification Number, or DIN, must be received by the sponsor prior to marketing a product in Canada. Responsibility for review of pharmaceutical drug products resides with Health Canada’s Therapeutic Products Directorate, or TPD, while responsibility for review of biological products is under the Biologics, Radiopharmaceuticals and Genetic Therapies Directorate, or BGTD. An active DIN is required for any product being marketed in Canada. Our IG, A1PI, albumin and hyperimmune products are subject to these review and authorization processes.

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

Regulatory Process for Markets outside the United States, Europe, United Kingdom and Canada

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

United States Pharmaceutical Pricing and Reimbursement

In the United States, our products are reimbursed or purchased under several government programs, including Medicaid, Medicare Parts B and D and the 340B Program, and pursuant to our contract with the Department of Veterans Affairs. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low income individuals. Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states. The rebate amount for most brand name drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and Best Price per unit and adjusted by the CPI-U, subject to certain exceptions (for example, for certain clotting factors, such as Factor VIII and Factor IX, of the rebate amount is the greater of 17.1% of the AMP per unit or the difference between the AMP and the Best Price per unit and adjusted by the CPI-U. For non-innovator multiple source (generic) drugs, the rebate percentage is equal to a minimum of 13.0% of AMP. The ACA also extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations.

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon ASP. Beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient schedules changed to ASP + 6%. This payment was based on a volume-weighted average of all brands under a common billing code. After changes in certain prior years, CMS increased the rate back to + 6% for 2013 and maintained the same rate for 2014 through 2019, except that effective January 1, 2018, a new CMS rule went into effect substantially cutting reimbursement paid to hospitals and other providers for certain outpatient drugs and biologicals, including certain of our products, if purchased by these providers under the 340B Program. The reimbursement was decreased from ASP + 6% to ASP - 22.5%. However, on December 27, 2018, the Federal District Court for the District of Columbia issued an opinion finding that this reimbursement cut exceeded CMS’s regulatory authority. No final remedy has yet resulted from this decision, and the case remains subject to appeal. The outcome of this reimbursement change on our business is uncertain, but it may decrease demand for our products and have an adverse effect on our business. We believe that we meet the requirements of the 340B/ Program and are continuing to review and monitor these and other developments affecting the 340B Program. In addition, under the Bipartisan Budget Act of 2013 and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2025. The full ramifications of this sequestration for Medicare reimbursement are not yet clear, as Congressional action may reduce, eliminate or otherwise change this payment reduction.

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

Medicare Part D is a partial, voluntary prescription drug benefit created by the federal government primarily for persons 65 years old and over. The Medicare Part D drug program is administered through private insurers that contract with CMS. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we are required to negotiate prices with private insurers operating pursuant to federal program guidance. These prices may be lower than we might otherwise obtain. In addition, beginning in 2011, the ACA generally required that we provide a 50% discount (the “Coverage Gap Discount”) to patients who have expended certain amounts for drugs and therefore fall within the Medicare Part D coverage gap. In February 2018, legislation was enacted as part of the Bipartisan Budget Act of 2018 that increased this coverage gap discount to 70%, and extended the price reductions of the Coverage Gap Discount Program to include biosimilar drugs.

The availability of federal funds to pay for our products under the Medicaid and Medicare Part B programs requires that we extend discounts under the 340B/PHS drug pricing program. The 340B/PHS drug pricing program extends discounts to a variety of community health clinics and other specified entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals. The PHS ceiling price cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount. We have entered into a PPA with the government in which we agree to participate in the 340B Program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the HRSA of HHS, the federal agency responsible for oversight of the 340B Program, which creates uncertainty. For example, effective January 1, 2019, a final HRSA rule codified standards regarding the calculation of the ceiling price for covered outpatient drugs under the 340B Program, as well as regarding the imposition of civil monetary penalties, or CMP, on manufacturers that knowingly and intentionally overcharge covered entities.

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

The ACA imposed a fee on manufacturers and importers of branded prescription drugs and biologics based on their sales to United States government health programs. An aggregate annual fee of $3.0 billion was imposed on all covered entities for 2014 through 2016. The aggregate fee is allocated among applicable manufacturers and importers, including us, based on their relative sales to government health programs. The aggregate fee increased up to $4.0 billion for 2017, $4.1 billion for 2018, and was reduced to $2.8 billion for 2019 and thereafter. Beginning in 2013, the ACA also imposed a new excise tax on many medical devices equal to 2.3% of the sales price, and excludes devices generally purchased by the general public at retail for individual use. However, with respect to the medical device excise tax, a two-year moratorium was imposed under the Consolidated Appropriations Act, 2016, suspending the imposition of the tax on device sales during the period beginning January 1, 2016 and ending December 31, 2017. On January 22, 2018, an additional two-year moratorium was imposed under Public Law No. 115-120, suspending the imposition of the tax on device sales during the period beginning January 1, 2018 and ending on December 31, 2019. On December 20, 2019, the medical device excise tax was repealed under Public Law No. 116-94, eliminating the imposition of the tax for periods after December 31, 2019. In addition, the Prescription Drug User Fee Act, or PDUFA, first enacted in 1992, sets forth user fees that pharmaceutical and biological companies pay to the FDA for: certain applications for approvals of drugs and biologicals; the establishments where the products are made; and the products themselves. The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures. PDUFA is subject to reauthorization by Congress every five years, and in December 2016, after a lengthy process involving significant industry and other stakeholder input, the FDA submitted its final recommendations to Congress for the sixth PDUFA reauthorization, which was signed into law in August 2017, and which covers fiscal years 2018 through 2022.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. Federal, state and local governments in the United States have enacted and continue to consider additional legislation to limit the growth of healthcare costs, including the costs of prescription drugs. Existing and future legislation could limit payments for our existing products or for drug candidates that we are developing, including possibly permitting the federal government to negotiate prices directly with manufacturers. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. For a discussion of certain risks related to reimbursement and pricing, see Item 3 of this Part I, “Key Information — D. Risk Factors — Risks Relating to the Healthcare Industry —United States Healthcare Reform may adversely affect our business.”

European Union Pharmaceutical Pricing and Reimbursement

Our operations in the EU are subject to regulations that affect the pricing and marketing of our products. The governments of EU Member States are able to influence the price of pharmaceutical products through their control of national healthcare systems. As such, governments in the EU Member States have been introducing healthcare reforms to limit increases in costs, particularly with respect to prescription drugs. Some EU Member States have also passed legislation to impose mandatory rebates for pharmaceutical products and financial claw-backs on the pharmaceutical industry. Through health technology assessment organizations that use formal economic metrics such as cost-effectiveness to determine prices, coverage and reimbursement of new therapies, EU Member States are also seeking to limit healthcare costs.  We expect that EU Member States will continue to pursue actions to reduce healthcare expenditures.

The EU is currently undergoing an analysis of the intellectual property protections extended to pharmaceutical products as well as the overall regulatory framework for the approval and commercialization of medicinal products. This could result in significant changes in the way drugs are approved and marketed, as well as with respect to the duration of exclusivity, in particular for orphan drugs.

Pricing and Reimbursement in Other Countries

Many countries around the world have been taking steps to control healthcare costs, particularly as they relate to prescription drugs. For example, Canada is contemplating regulatory changes that seek to reduce prices for certain medicinal products, such as biologics and medicines for rare diseases.  China has organized national price negotiations for certain products directly linked to national drug reimbursement.  Drug prices in China may further decline due to a stated national policy of reducing healthcare costs. Furthermore, countries are utilizing tendering processes to generate competition in a bid to control prescription drugs.

Item 4.A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2020 and 2019, and for the three years ended December 31, 2020, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F. Certain discussions of results of operations for the comparisons between the years ended December 31, 2019 and 2018 are not included in this annual report. Refer to “Operating and Financial Review and Prospects” in Part I, Item 5 of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 6, 2020, for such discussions.

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

We have prepared our audited consolidated financial statements as of December 31, 2020 and 2019, and for the three years ended December 31, 2020 in accordance with IFRS, as issued by the IASB. The financial information and related discussion and analysis contained in this item are presented in euros except as otherwise specified. Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2020 and 2019, and for the three years ended December 31, 2020.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.	Operating Results.

Subsequent Events

GigaGen Acquisition

On March 8, 2021, Grifols acquired 59.11% of shares of GigaGen Inc. (GigaGen) for a base amount of $80 million. Grifols now owns 100% of GigaGen’s share capital, and is financing the transaction with its own funds, without incurring in any debt. Half of the consideration was paid at the closing date and the remaining amount will be paid one year after closing. This agreement is in line with our R+D+i strategy, grounded in an integrated approach that encompasses both in-house projects and investee-led initiatives whose research complements our core operations. Prior to this transaction, Grifols’ percentage stake in GigaGen was recorded using the equity method and, therefore, the difference between the fair value of the previous investment and the book value, estimated in $43 million, has been recognized as income. See Note 11 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding this transaction.

Acquisition of plasma donation centers from BPL Plasma, Inc.

On February 28, 2021, Grifols acquired 25 U.S.-based plasma centers from BPL Plasma Inc for $382 million. These plasma centers generate, in the aggregate, approximately 1 million liters of plasma per year. The transaction received the applicable regulatory clearances and will be financed with Grifols’ own resources, without incurring debt. See Note 11 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding this transaction.

Factors Affecting Our Financial Condition and Results of Operations

Consequences of COVID-19

Since the second half of March 2020, the outbreak of COVID-19 has impacted our operations, customers, suppliers and employees in the countries where we operate. However, we have been able to keep our plasma centers, production facilities and our supply and services chains operational. It remains unclear at this time how the developments in relation to COVID-19 will continue to evolve through 2021 and beyond, and the extent to which COVID-19 might further impact our business, results of operations and financial condition. We have and will continue to monitor the situation closely.

In 2020, we were able to limit the negative impact on our net plasma supply to approximately 15%, despite COVID-19-related constraints, such as social distancing, mobility restrictions and lockdowns. This decrease in plasma collection would result in a somewhat corresponding decrease in production volumes approximately twelve months down the line; however, through our recent acquisition of plasma collection centers, as well as the expected recovery in plasma collection levels as a result of vaccine deployment and easing of restrictions, we anticipate that we will be able to more than offset such decrease. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Acquisitions — The GC Pharma Acquisition.”

The COVID-19 pandemic also had an adverse impact on our Hospital Division revenues (an 11.7% decrease in 2020 as compared to 2019), as it prompted a slowdown in certain hospital investments and treatments. We expect that revenues will again increase as the COVID-19 vaccination deployment continues to expand and hospitals refocus on investments and treatments that have been stalled.

Due to the effects of the pandemic and in accordance with IAS 2 “Inventories,” we recognized a total estimated adverse impact of €205 million in the value of our inventory.

On a positive note, our Diagnostic Division reported strong sales, particularly in Spain, of our TMA (Transcription-Mediated Amplification) molecular test to detect the SARS-CoV-2 virus.

Furthermore, as part of our overall response to the COVID-19 pandemic and its consequences, and consistent with our prudent management and commitment to profitability, we implemented an operating expense containment plan that yielded a positive impact of €112 million in the statement of profit and loss for 2020. The plan has no impact on the company’s labor force or innovation investments. In addition, at December 31, 2020, our liquidity position stood at close to €1.5 billion, including €580 million corresponding to our cash position and nearly €900 million of undrawn lines of credit.

We estimate that the net overall impact on our operating results in 2020 caused by the COVID-19 pandemic amounts to €155 million. This figure includes the negative impact on inventory value, reduced revenues in the Bioscience Division and the Hospital Division, and the positive impact of the operating expense containment plan and the contribution to our Diagnostic Division’s revenues of the molecular test for the detection of the SARS-CoV-2 virus.

Finally, as part of our commitment to society, we have been working through our talent pool, R&D projects and capital expenditures to help fight the pandemic. Particularly in Spain, and as noted above, we have developed a specific diagnostic test for the detection of SARS-CoV-2.

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

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We currently obtain our plasma from the United States and Germany primarily through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 312 operating plasma collection centers located across the United States and Germany. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. In 2016, we purchased equity interests in the Interstate Blood Bank Group (Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC, collectively referred to herein as the “IBBI Group”), and on April 10, 2019, we exercised our option to purchase the remaining 51% equity interest of the IBBI Group, which has 35 FDA-approved centers (26 plasma centers and nine blood donation centers), as well as an analytical laboratory. On October 1, 2020, we obtained 11 U.S. plasma collection centers from GC Pharma. As part of the GC Pharma acquisition, we must supply certain output of plasma arising from the 11 collection centers for a 24-month period commencing on October 1, 2020.

In 2020, Grifols was able to limit the negative impact on its net plasma supply to approximately 15%, despite COVID-19-related constraints, including social distancing, mobility restrictions and lockdowns. In 2021, Grifols is advancing on its efforts to increase its plasma supply through its expansion plan, comprising organic and inorganic growth through, such as: (i) plasma collected through our plasma collection centers, including plasma centers from BPL, (ii) plasma collected through our Plasma Supply Agreement and (iii) plasma purchased from third-party suppliers pursuant to various plasma purchase agreements.

The effect of the COVID-19 pandemic on our ability to collect the volume of plasma we require has been a 15% reduction, as explained above. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Consequences of COVID-19” for additional details.

Acquisitions

MedKeeper Acquisition

On January 24, 2018, we acquired a majority stake in the U.S. technology firm Goetech, LLC, based in Denver, Colorado, doing business as MedKeeper. This transaction, for a total of $98 million, included a 51% stake in Medkeeper and a call option for Grifols and put option for MedKeeper for the remaining 49% on the third anniversary of the deal.

On November 9, 2020, we acquired, through our subsidiary Grifols Shared Services North America Inc., the remaining 49% interest in MedKeeper for the amount of $60.2 million. MedKeeper’s core business is the development and distribution of web and mobile-based platforms for hospital pharmacies that improve quality standards, productivity in the process, control systems and monitoring different preparations while increasing patient safety. This investment will enhance the activity of the Grifols Hospital division and it is part of the strategy to underpin this division into the U.S. market. The acquisition complements our Pharmatech line and enhances our presence in the U.S. market.

The GC Pharma Acquisition

On July 20, 2020, we executed share purchase arrangements with South Korean based GC Pharma (Group), or GC Pharma, and other investors for the purchase of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, as well as 11 plasma collection centers located in the U.S., for a total consideration of $457 million, subject to certain working capital and other adjustments.

The Canadian facilities are currently in the process of obtaining needed licenses and regulatory approvals by competent health authorities for the manufacturing of plasma-derived products. When licensed and approved, we will become the only commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. We plan to be ready to manufacture IVIG and Albumin in the Canadian facilities to supply the Canadian market starting in 2023.

The GC Pharma acquisition closed on October 1, 2020. As part of the consummation of the GC Pharma acquisition and through a plasma supply agreement, we are committed to supplying a certain output of plasma arising from the 11 plasma collection centers in the U.S. to GC Pharma for a 24-month period concluding on October 1, 2022.

The Alkahest Acquisition

In March 2015, we entered into a definitive agreement to acquire approximately 45% of the equity of California biopharmaceutical company Alkahest, Inc., or Alkahest, for a $37.5 million payment upon entry into the agreement and a further payment of $12.5 million to fund the development of Alkahest’s plasma-based products.

On September 2, 2020, we executed an agreement with the remaining shareholders in Alkahest, to acquire the remaining shares of Alkahest. On December 15, 2020, we closed the transaction and acquired the remaining shares of Alkahest (approximately 55%) in exchange for a total price of $146 million, on a debt free basis. We paid $20 million at the closing of the transaction and the remaining $126 million on February 1, 2021. With this transaction, we gain total control of Alkahest.

Alkahest is a clinical stage biopharmaceutical company targeting neurodegenerative and age-related diseases with transformative therapies derived from a deep understanding of the plasma proteome in aging and disease. Our acquisition of the remaining shares of Alkahest is part of our commitment to the research and development of therapeutic alternatives designed to contribute to both scientific and social development. It is also aligned with our strategy of complementing our range of existing plasma protein therapies and diagnostic products to treat and diagnose serious diseases and to extend the quality of human life.

NSPO Joint Venture

On November 24, 2020, we executed a binding master joint venture agreement (the “NSPO JV Agreement”) with Egyptian based National Service Projects Organization, or NSPO, to incorporate a new company under the laws of Egypt (the “NSPO JV”). The NSPO JV will be owned by Grifols and NSPO on a 49% - 51% basis, respectively. The NSPO JV will develop and construct 20 plasma collection centers throughout Egypt and will be capable of initially collecting approximately 600,000 liters of plasma annually, a fractionation facility with an annual fractionation capacity of up to one million liters of plasma, a purification and fill & finish facility, a warehouse and an analysis laboratory.

For us, the NSPO JV will free-up plasma and manufacturing capacity and bring diversification to our plasma procurement sources. Additionally, through a future contract manufacturing agreement, we will secure the processing of the plasma collected in Egypt into plasma-derived products to serve Egyptian national needs. The NSPO JV Agreement also provides that for the implementation of any similar project (including the commercialization of plasma or plasma derived products) in certain countries within the Middle East and the entire African continent, Grifols and NSPO shall exclusively work through the NSPO JV.

The NSPO JV will follow equivalent quality, safety and general operational standards as are applied by us in our worldwide operations, and hence, as part of the recognized value to be contributed by Grifols into the NSPO JV, we will provide our knowledge and expertise in the industry as well as know-how and technology held by it, providing, among other things, engineering services and quality assurance support to set the infrastructure and processes of the JV to the strictest quality and safety standards.

The Shanghai RAAS Acquisition

On March 7, 2019, we entered into an Agreement for Assets Purchase by Share Issue, or the Shanghai RAAS Agreement, with Shanghai RAAS Blood Products Co Ltd., or Shanghai RAAS.  Shanghai RAAS is a leader in China’s plasma derivatives sector and is listed on the Shenzhen Stock Exchange.  Pursuant to the Shanghai RAAS Agreement, on March 30, 2020, we acquired 26.2% of the voting and economic rights in Shanghai RAAS in exchange for the contribution of 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, Grifols Diagnostic Solutions Inc., or GDS. Thus, we have become the largest shareholder of Shanghai RAAS, while we maintain operational, political and economic control of GDS.

As part of the acquisition, we also entered into an Exclusive Strategic Alliance Agreement pursuant to which Shanghai RAAS became the exclusive distributor of our plasma-derived products and transfusional diagnostic solutions in China. In exchange for royalties, we provide technological and know-how support in the bioscience and diagnostic fields to Shanghai RAAS.

Acquisition and Sale of Haema AG and Biotest US Corporation

In June 2018, we completed the acquisition of Haema AG, a German based pharmaceutical company that owns 35 collection centers throughout Germany on the acquisition date, for a purchase price of €220 million on a debt free basis. In August 2018, we completed the acquisition of Biotest US Corporation, a U.S. based pharmaceutical company that owns 24 plasma collection centers, for a purchase price of $286 million. In December 2018, we sold our 100% stake in Haema AG and Biotest US Corporation to Scranton Enterprises B.V., one of our major shareholders and a related party, for $538 million. This acquisition and subsequent sale allowed us to reinforce our financial structure. We have an option to repurchase the shares of Haema AG and Biotest US Corporation from Scranton Enterprises B.V. exercisable at any time. Our Plasma Supply Agreement in place with Haema and Biotest has been extended for a 30-year period and we continue to operate the companies’ plasma centers.

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

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2020, as compared to the year ended December 31, 2019:

	Year Ended December 31,		Change
	2020	2019	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	5,340,038	5,098,691	241,347	4.7%
Cost of sales	(3,084,873)	(2,757,459)	(327,414)	11.9%
Gross margin	2,255,165	2,341,232	(86,067)	(3.7)%
Research and development	(294,216)	(276,018)	(18,198)	6.6%
Selling, general and administration expenses	(985,616)	(942,821)	(42,795)	4.5%
Operating expenses	(1,279,832)	(1,218,839)	(60,993)	5.0%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	20,799	8,972	11,827	131.8%
Operating result	996,132	1,131,365	(135,233)	(12.0)%
Finance income	8,021	114,197	(106,176)	(93.0)%
Finance costs	(249,639)	(342,965)	93,326	(27.2)%
Change in fair value of financial instruments	55,703	1,326	54,377	4,100.8%
Impairment of financial assets at amortized cost	—	(37,666)	37,666	(100.0)%
Exchange differences	8,246	(9,616)	17,862	(185.8)%
Finance result	(177,669)	(274,724)	97,055	(35.3)%
Profit/(loss) of equity accounted investees	60,166	(39,538)	99,704	(252.2)%
Profit before income tax from continuing operations	878,629	817,103	61,526	7.5%
Income tax expense	(169,639)	(168,459)	(1,180)	0.7%
Profit after income tax from continuing operations	708,990	648,644	60,346	9.3%
Consolidated profit for the year	708,990	648,644	60,346	9.3%

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue. See Note 24 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue increased by €241,347 from €5.1 billion in 2019 to €5.3 billion in 2020. This 4.7% (6.1% at constant currency) net revenue increase is the result of growth in the Bioscience and Diagnostic divisions, where the contribution of new products accounted for more than 50% of revenue growth.

The following table reflects a summary of net revenue by each of our divisions for 2020, as compared to 2019:

Summary of Net Revenue by Division	Year ended December 31, 2020	% of total net revenue	Year ended December 31, 2019	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
Bioscience	4,242,502	79.5%	3,993,462	78.3%	6.2%	7.6%
Diagnostic	775,889	14.5%	733,604	14.4%	5.8%	7.3%
Hospital	118,675	2.2%	134,441	2.6%	(11.7)%	(10.3)%
Bio Supplies	224,090	4.2%	266,540	5.2%	(15.9)%	(15.3)%
Others	31,989	0.6%	22,820	0.5%	40.2%	40.4%
Intersegments	(53,107)	(1.0)%	(52,176)	(1.0)%	1.8%	(2.7)%
Total	5,340,038	100.0%	5,098,691	100.0%	4.7%	6.1%

(1)       Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information.”

Bioscience. Net revenue for the Bioscience division increased by 6.2% (7.6% at constant currency) from €4.0 billion in 2019 to €4.2 billion in 2020. This increase was primarily due to an upturn in immunoglobulins sales in countries including the United States and Canada, an increase in albumin sales, particularly in the United States and China, and the strong contribution of new products like Xembify®, VistasealTM and Tavlesse®.

Immunoglobulins sales remain strong, achieving double-digit growth thanks to solid demand in markets with high per capita consumption, namely, the U.S. and Canada, and several countries in the European Union and Latin America. Grifols has a range of immunoglobulins for both intravenous and subcutaneous administration (Xembify®) to adapt to patients’ diverse needs.

Albumin sales also remain strong amid positive growth in the U.S., Canada and China.

Despite the pandemic, alpha-1 antitrypsin revenues continue to grow in the U.S. and Canada, its core markets. Grifols continued to enhance its portfolio in 2020, integrating new products and presentations, including the FDA-approved Prolastin®-C Liquid in 0.5-gram and 4-gram vials. Grifols currently has three presentations to offer patients more treatment alternatives.

In terms of new product launches, of note are the robust sales of the biological sealant, developed and manufactured by Grifols using a combination of two plasma proteins (fibrinogen and thrombin) to control surgical bleeding. Launched in the last quarter of 2019, the product is sold and distributed by Ethicon under the trade name VistasealTM. Also worth highlighting is the market launch of Tavlesse® (fostamatinib) in specific European countries. Sold under an agreement with Rigel Pharmaceuticals, this product is used to treat chronic immune thrombocytopenia (ITP) in adult patients who are refractory to other treatments.

Diagnostic. Diagnostic division net revenue increased by 5.8% (7.3% at constant currency) from €733.6 million in 2019 to €775.9 million in 2020. This increase was primarily due to a significant increase in sales, particularly in Spain, of its TMA (Transcription-Mediated Amplification) molecular test to detect the SARS-CoV-2 virus. TMA is a commonly used technique known for its high sensitivity and capacity to automate large sample volumes.

Sales of Procleix® NAT Solutions, used to analyze blood donations, were also strong in Japan, Australia, the Philippines and Bulgaria, among other countries. These systems are able to screen for a diversity of pathogens, including the human immunodeficiency virus (HIV), hepatitis viruses (A, B, C and E), West Nile virus, Zika, dengue and the causative agents of babesiosis.

The blood-typing line maintains its upward trend in the U.S. and Latin America, where sales continued to grow in countries such as Argentina. Sales include both analyzers (Erytra®, Erytra Eflexis® and Wadiana®) and reagents (DG-Gel® cards, red blood cells and anti-serums).

Hospital. Net revenue from the Hospital division decreased by 11.7% (10.3% at constant currency) from €134.4 million in 2019 to €118.7 million in 2020. This decrease was primarily due to impact of COVID-19, which caused a slowdown in certain hospital investments and treatments.

Grifols is a leading supplier of technology and services for hospitals, clinics and specialized centers. Its leading-edge automated compounding device (KIRO Fill®) and next-generation suite of web- and mobile-based applications (PharmacyKeeper) optimize hospital-pharmacy operations and enhance patient safety by affording greater accuracy and safety in the preparation of intravenous (IV) medications. These advancements improve patient safety and reduce reliance on manual processes.

Grifols’ Pharmatech business line offers comprehensive solutions to enhance hospital pharmacy operations, including the inclusiv® product portfolio, comprised by equipment, software and solutions to improve the safety and quality of sterile compound preparations. The division also consolidated sales of its MedKeeper® and Kiro Grifols® technological solutions.

Bio Supplies. The division records sales of biological products for non-therapeutic use and other biological products, as well as those related to the fractionation and purification agreements signed with Kedrion and third-party plasma sales channeled through Haema and Biotest.

Net revenue from Bio Supplies decreased by 15.9% (15.3% at constant currency) from €266.5 million in 2019 to €224.1 million in 2020 mainly as a result of a drop in third-party plasma sales, stemming mainly from the roll-off of specific third party plasma sales contracts. As planned, this will enable Grifols to increase its plasma volume to fuel the growth of plasma-derived therapies.

The following table reflects a summary of net revenue by each of our geographic regions for 2020 as compared to 2019:

Summary of Net Revenue by Region	Year ended December 31, 2020	% of total net revenue	Year ended December 31, 2019(3)	% of total net revenue	% var	% var CC(1)
	(in thousands of euros, except for percentages)
European Union(2)	834,492	15.6%	799,460	15.7%	4.4%	4.5%
United States and Canada	3,599,746	67.4%	3,390,811	66.5%	6.2%	7.1%
Rest of the World	905,800	17.0%	908,420	17.8%	(0.3)%	3.4%
Total	5,340,038	100.0%	5,098,691	100.0%	4.7%	6.1%

(1)       Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information.”

(2)       Net revenue earned in the European Union includes net revenue earned in Spain.

(3)       For comparison purposes, 2019 U.K. figures have been reclassified from European Union to Rest of the World.

We believe that our ongoing internationalization has helped to improve our sales performance. We have seen a stabilization in the proportion of net revenue to total net revenue accounted for by Spain, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. In 2020, 93.6% of net revenue, or €5.0 billion, was derived from countries outside of Spain. International expansion remains a strategic priority to stimulate the Company’s organic growth, although each division focuses on specific markets and distinct strategies to optimize sales.

Revenues in the U.S. and Canada grew by 6.2% (7.1% at constant currency) in 2020 to €3.6 billion. Meanwhile, sales in the European Union rose by 4.4% (4.5% at constant currency) to €834.5 million, headed by growth in countries like Spain, Italy, Germany and France. Sales in Rest of the World decreased by 0.3% (increased by 3.4% at constant currency) in 2020 to €905.8 million.

Cost of sales

Cost of sales increased by 11.9% from €2.8 billion in 2019 to €3.1 billion in 2020. Cost of sales as a percentage of net revenue increased to 57.8% compared to 54.1% in 2019. This was mainly due to the €205 million impact to adjust Grifols’ inventory value (non-cash), mainly as a result of the effects of the COVID-19 pandemic. See Item 4 of this Part I, “Information on the Company — B. Business Overview — Raw Materials.”

Gross Margin

The decrease in gross margin from 45.9% of net revenue in 2019 to 42.2% in 2020 was mainly due to the aforementioned €205 million impact booked in Cost of sales.

Research and development

Research and development spending increased from €276.0 million (5.4% of net revenue) in 2019 to €294.2 million (5.5% of net revenue) in 2020. See Item 4 of this Part I, “Information on the Company — B. Business Overview — Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 4.5% from €942.8 million in 2019 to €985.6 million in 2020 mainly as a result of growth in our operating activity, including through the integration of new companies, such as Alkahest and Green Cross.

Finance result

Finance costs decreased by 35.3% from €274.7 million in 2019 to €177.7 million in 2020. This decrease was primarily a result of the completion of the debt-refinancing process in November 2019, a positive €18 million impact from exchange rate differences, and €57 million in capital gains following the closing of the Shanghai RAAS transaction in the first quarter of 2020.  See Notes 11 and 27 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding our Finance Result.

Income tax expense

In 2020, we had a profit before income tax of €878.6 million and income tax expense of €169.6 million, which represents a tax rate of 19.3%. Our effective tax rate decreased from 20.6% in 2019 primarily due to a change in the country mix of our taxable income.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2019, as compared to the year ended December 31, 2018:

	Year Ended December 31,		Change
	2019	2018	€	%
	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	5,098,691	4,486,724	611,967	13.6%
Cost of sales	(2,757,459)	(2,437,164)	(320,295)	13.1%
Gross margin	2,341,232	2,049,560	291,672	14.2%
Research and development	(276,018)	(240,661)	(35,357)	14.7%
Selling, general and administration expenses	(942,821)	(814,775)	(128,046)	15.7%
Operating expenses	(1,218,839)	(1,055,436)	(163,403)	15.5%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	8,972	—	—	—
Operating result	1,131,365	994,124	137,241	13.8%

	Year Ended December 31,		Change
	2019	2018	€	%
	(in thousands of euros, except for percentages)
Finance income	114,197	13,995	100,202	716.0%
Finance costs	(342,965)	(293,273)	(49,692)	16.9%
Change in fair value of financial instruments	1,326	—	1,326	—
Impairment of financial assets at amortized cost	(37,666)	30,280	(67,946)	(224.4)%
Exchange differences	(9,616)	(8,246)	(1,370)	16.6%
Finance result	(274,724)	(257,244)	(17,480)	6.8%
Profit/(loss) of equity accounted investees	(39,538)	(11,038)	(28,500)	258.2%
Profit before income tax from continuing operations	817,103	725,842	91,261	12.6%
Income tax expense	(168,459)	(131,436)	(37,023)	28.2%
Profit after income tax from continuing operations	648,644	594,406	54,238	9.1%
Consolidated profit for the year	648,644	594,406	54,238	9.1%

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

Gross Margin

The increase in gross margin from 45.7% of net revenue in 2018 to 45.9% in 2019 was mainly due to solid demand of main proteins, enhanced production efficiencies and a stable the cost of plasma.

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

Our principal liquidity and capital requirements consist of costs and expenses relating to the operation of our business, capital expenditures for existing and new operations, the purchase price of acquisitions and debt service requirements relating to our existing and future debt. Historically, we have financed our liquidity and capital requirements through internally generated cash flows, mainly attributable to revenue and debt financings. As of December 31, 2020, our cash and cash equivalents totaled €579.6 million. In addition, as of December 31, 2020, we had the equivalent of approximately €922.5 million available under our debt agreements, including the equivalent of approximately €817 million available as Revolving Loans under our 2019 Credit Facilities.

We expect our cash flows from operations combined with our cash balances and availability under the Revolving Loans from the 2019 Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in Ireland, Spain and the United States, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Historical Cash Flows

Below are our consolidated statements of cash flow for the years ended December 31, 2020, 2019 and 2018, prepared under IFRS IASB.

Statements of Cash Flows
For the Years Ended December 31, 2020, 2019 and 2018

	Year Ended December 31,
	2020	2019	2018
	(in thousands of euros)
Cash flows from operating activities
Profit before tax	878,629	817,103	725,842
Adjustments for:	409,766	569,960	454,378
Amortization and depreciation	321,533	302,455	228,609
Other adjustments:	88,233	267,505	225,769
(Profit)/losses on equity accounted investments	(80,965)	30,566	11,038
Impairment of assets and net provision charges	(17,148)	(19,518)	(23,657)
(Profit)/losses on disposal of fixed assets	1,067	1,399	(6,700)
Government grants taken to income	(1,683)	(1,388)	(1,166)
Finance cost/(income)	170,535	255,841	232,962
Other adjustments	16,427	605	13,292
Changes in operating assets and liabilities	106,283	(481,537)	(112,639)
Change in inventories	164,631	(323,748)	(231,670)
Change in trade and other receivables	(35,429)	(99,374)	(13,141)
Change in current financial assets and other current assets	(20,600)	(13,871)	(3,092)
Change in current trade and other payables	(2,319)	(44,544)	135,264
Other cash flows from/(used in) operating activities	(284,342)	(336,593)	(330,153)
Interest paid	(155,788)	(236,179)	(225,146)
Interest recovered	3,773	9,487	6,862
Income tax (paid)/received	(131,510)	(107,797)	(111,585)
Other recovered (paid)	(817)	(2,104)	(284)
Net cash from operating activities	1,110,336	568,933	737,428
Cash flows from/(used in) investing activities
Payments for investments	(858,387)	(551,497)	(852,536)
Group companies, associates and business units	(468,589)	(119,745)	(524,081)
Property, plant and equipment and intangible assets	(362,560)	(412,305)	(307,722)
Property, plant and equipment	(280,154)	(310,383)	(231,983)
Intangible assets	(82,406)	(101,922)	(75,739)
Other financial assets	(27,238)	(19,447)	(20,733)
Proceeds from the sale of investments	272	2,708	70,669
Property, plant and equipment	272	2,708	550
Other financial assets	—	—	70,119
Net cash (used in) investing activities	(858,115)	(548,789)	(781,867)
Cash flows from/(used in) financing activities
Proceeds from and payments for financial liability instruments	(243,373)	(7,515)	37,418
Issue	108,541	120,079	179,350
Redemption and repayment	(351,914)	(127,594)	(141,932)
Dividends and interest on other equity instruments	(103,075)	(234,271)	(275,783)
Dividends paid	(113,230)	(238,740)	(278,841)
Dividends received	10,155	4,469	3,058

	Year Ended December 31,
	2020	2019	2018
	(in thousands of euros)
Other cash flows from/(used in) financing activities	(7,953)	(90,552)	4,661
Financing costs included on the amortized costs of the debt	(9,227)	(84,346)	—
Other amounts from / (used in) financing activities	1,274	(6,206)	4,661
Transaction with minority interest with no loss of control	—	(18)	386,207
Net cash from/(used in) financing activities	(354,401)	(332,356)	152,503
Effect of exchange rate fluctuations on cash	(60,155)	20,402	39,207
Net increase in cash and cash equivalents	(162,335)	(291,810)	147,271
Cash and cash equivalents at beginning of the year	741,982	1,033,792	886,521
Cash and cash equivalents at year end	579,647	741,982	1,033,792

Net Cash from Operating Activities

In 2018, we generated net cash from operating activities of €737.4 million. The principal effects on working capital were as follows:

●	positive impact of €33.3 million as a result of improvements in accounts receivable. The average collection period dropped to 22 days, compared to 24 days in 2017;

●	improved payment management led to a positive impact of €117.1 million; and

●	increased inventory levels had a negative impact of €231.7 million due to higher volumes of plasma collected to meet the rising demand of the main plasma proteins. Grifols aims to manage its inventory in a way that anticipates the growing demand reflected by growth forecasts.

In 2019, we generated net cash from operating activities of €568.9 million. The principal effects on working capital were as follows:

●	increase of €98.4 million in trade receivables (included in change in current trade and other receivables in the table above). The average collection period remains stable at 26 days (22 days in 2018);

●	increase of €323.7 million in inventory levels due to the implementation of several strategic initiatives to better anticipate and meet the solid demand for plasma-derived products, inventory turnover was 310 days at December 31, 2019, compared with 292 days reported at December 31, 2018; and

●	decrease of €2.0 million in trade payables (included in change in current trade and other payables in the table above), while the average payment period decreased from 65 days at December 31, 2018 to 60 days at December 31, 2019.

In 2020, we generated net cash from operating activities of €1.1 billion. The principal effects on working capital were as follows:

●	increase of €40.3 million in trade receivables (included in change in current trade and other receivables in the table above). The average collection period remained stable at 27 days (26 days in 2019);

●	decrease of €164.6 million in inventory levels due to lower plasma collections and higher inventory utilization for the production of plasma-derived medicines during 2020, offset in part by the increase in the cost of plasma. Inventory turnover was 237 days at December 31, 2020, compared with 310 days reported at December 31, 2019; and

●	increase of €34.2 million in trade payables (included in change in current trade and other payables in the table above). The average payment period increased from 60 days at December 31, 2019 to 62 days at December 31, 2020.

Net Cash from/(Used) in Investing Activities

Net cash used in investing activities amounted to €781.9 million in 2018, €548.8 million in 2019 and €858.1 million in 2020.

Investments made in 2018 included the acquisition of a 51% stake in MedKeeper for $98 million, the acquisition of a 100% stake in Haema AG for €220 million and the acquisition of a 100% stake in Biotest US Corporation for $286 million. In December 2018, we sold our 100% stakes in Haema AG and Biotest US Corporation to Scranton Enterprises B.V. for the aggregate amount of $538 million. See “— A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Acquisitions — Acquisition and Sale of Haema AG and Biotest US Corporation” above.

Investments made in 2019 included the acquisition of the remaining 51% stake in Interstate Blood Bank Group for €89 million and the acquisition of four plasma centers from Kedrion GmBH for €20.5 million.

Investments made in 2020 included the acquisition of Green Cross Biotherapeutics and Green Cross North America for $457.2 million (€387.9 million) and the remaining payment for the Medkeeper acquisition of $60.2 million (€51.2 million).

Net Cash from/(Used) in Financing Activities

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

Net cash from financial activities was €354.4 million in 2020, primarily as a result of dividend payments of €113.2 million, payments related to financial instruments amounting to €243.4 million, including debt repayment of €152.0 million, and lease payment of €78.9 million.

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

Inventory Aging

Inventory aging average increased from 2018 to 2019, as a result of the strategic buildup of inventories. Inventory turnover rose to 310 days at December 31, 2019, compared to 292 days at December 31, 2018. In 2019, inventory turnover increased to 310 days as a result of the implementation of several initiatives to better anticipate and meet the solid demand for plasma derived products.

Inventory aging average decreased from 2019 to 2020, as a result of the adverse impact of the COVID-19 pandemic on plasma volumes collected during the year. See Item 4 of this Part I, “Information on the Company — B. Business Overview — Raw Materials” for additional details. Inventory turnover decreased to 237 days at December 31, 2020, compared to 310 days at December 31, 2019.

Trade Receivables

Our receivables had an aging average of 27, 26 and 22 days at December 31, 2020, 2019 and 2018, respectively. We are focused on optimizing our working capital.

In the best interest of the Company, we may sell certain receivables with a maturity beyond 30 days. Certain receivables are sold to financial institutions without recourse. We sold €2,736 million, €1,593 million and €1,188 million of receivables to third parties during 2020, 2019, and 2018, respectively.

Capital Expenditures, Other Intangible Assets and Rights of Use

The following table presents our capital expenditure, other intangible assets and rights of use additions in the years ended December 31, 2020, 2019 and 2018, by division.

	Year Ended December 31,
	2020	2019(1)	2018
	(in thousands of euros)
Bioscience division	289,062	868,103	220,531
Hospital division	11,548	62,298	15,354
Diagnostic division	34,516	103,911	58,064
Bio Supplies	10,915	65,448	2,050
Others	1,150	1,768	883
Unallocated	107,178	73,544	19,795
Total	454,369	1,175,072	316,677

(1)       The 2019 totals include €747.9 million related to rights of use as a result of the new accounting standard. For more information see IFRS 16 “Leases”.

January 2018 through December 2020

Facilities. The most important capital projects relating to the expansion and improvement of our manufacturing facilities during 2018, 2019 and 2020 were:

Parets site (Barcelona, Spain):

●	investments to increase purification capacity of fibrin sealant and topic thrombin of €8.9 million in 2018, €20.8 million in 2019 and €3.2 million in 2020;

●	investments in a plant to manufacture Prolastin-C® of €0.7 million in 2018, €1.8 million in 2019 and €1.3 million in 2020;

●	investments to increase the albumin purification capacity of €1.6 million in 2018, €2.1 million in 2019 and €0.1 million in 2020;

●	investments to increase Factor VIII manufacturing capacity of €3.4 million in 2018 and €1.6 million in 2019;

●	investments to adapt manufacturing facilities to EMA regulation related to the manufacturing of sterile medicinal products of €2.6 million in 2019 and €3.1 million in 2020;

●	investments in new production lines for diagnostic gel cards of €0.7 million in 2018;

●	investments to increase the production of intravenous solutions bags of €1.5 million in 2018;

Clayton site (North Carolina, United States):

●	construction of a new immunoglobulins purification and filling plant for €13.4 million in 2018, €33.4 million in 2019 and €65.8 million in 2020;

●	construction of a new 6 million liter fractionation plant for €43.9 million in 2018, €31.2 million in 2019 and €10.4 million in 2020;

●	investments in manufacturing areas for Factor VIII employing the method used at our Parets site for €2.4 million in 2018;

●	land acquisitions in Clayton for €0.1 million in 2018;

●	investments of €0.2 million in 2018, €2.9 million in 2019 and €0.4 million in 2020 for the construction of a finished goods warehouse with the capacity to store 6,000 pallet positions;

Los Angeles (California, United States):

●	increasing our albumin purification capacity and including a new presentation in ready-to-use flexible bags for €0.8 million in 2018, €0.3 million in 2019 and €1 million in 2020;

●	investments to increase our IVIG purification capacity of €0.9 million in 2018, €2.5 million in 2019 and €3.1 million in 2020;

Dublin (Ireland):

●	investments to build a new headquarters, global operations and logistics center to serve as part of the new global operations center of the Bioscience division of €1.6 million in 2018, €3.4 million in 2019 and €4.8 million in 2020;

●	investment in a new albumin purification and filling plant for bags of €26.9 million in 2018, €42.8 million in 2019 and €21.7 million in 2020;

San Diego (California, United States):

●	investments of €13.1 million in 2018, €6.8 million in 2019 and €1.1 million in 2020 to expand manufacturing capacity for our NAT Diagnostic business, including quality control, research and development labs and an R&D pilot plant;

Emeryville (California, United States):

●	investments of €0.4 million in 2019 and €7.3million in 2020 for the new protein manufacturing process and scale up labs based on mammalian cell cultures;
●	investments of €3.3 million in 2018 to consolidate the manufacturing of antigens in a new building;

Other Investments:

●	investments in serialization to enhance manufacturing and packaging identification of €3.8 million in 2018, €4.6 million in 2019 and €1.9 million in 2020;

●	investments in new donor centers and donor center expansions in the United States of €21.8 million in 2018, €7.9 million in 2019 and €6 million in 2020;

●	investments of €0.7 million in 2018, €7.6 million in 2019 and €9.7 million in 2020 to expand our overall lab testing capacity;

●	Campo Largo (Paraná), Brazil: land acquisition and construction of commercial offices and a plant to manufacture bags used for collection, storage and transfusion of blood components for €2.2 million in 2018 and €0.9 million in 2019;

●	Spain: investments of €1.5 million in 2018, €1.6 million in 2019 and €0.6 million in 2020 to increase the capacity to manufacture parenteral solutions by approximately eight million units, reaching approximately 60 million units of total capacity. This increase will allow Grifols to produce a big portion of the anticoagulant solution required for plasma donations, following the vertical integration strategy for Bioscience business;

●	investments of €1.5 million in 2018, €0.7 million in 2019 and €1.6 million in 2020 to increase the production of intravenous solutions bags;

●	investments of €2 million in 2020 to increase our plastic manufacturing capacity and create vertical integration for the group with synergies between the Bioscience and Hospital divisions;

●	acquisition of a new plot next to our Barcelona manufacturing facilities of 50,000 square meters that will be used to grow the company’s industrial and research capabilities, adding to the current Grifols workforce in the region by more than 3,500 employees; and

●	investments to remodel our commercial offices worldwide of €3.8 million in 2018, €0.7 million in 2019 and €1 million in 2020, including new offices in Dubai, Paris, Beijing, Singapore, Chile, Mexico, Tokyo, Argentina, Czech Republic and Shanghai.

January 2021 through December 2022

Pursuant to the Hologic transaction, which was completed on January 31, 2017, we acquired a facility located in San Diego, California. At the San Diego facility, we manufacture oligos and reagents for the Transcripted Mediated Amplification NAT kits for blood and plasma infectious diseases screening. In that facility, we are also going to create new areas for manufacturing IH reagent and kits. In our Emeryville site, we are also investing in expanding our mammalian manufacturing areas by adding new capabilities for the synthesis of recombinant protein.

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

We are also expanding and relocating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories. As of December 31, 2020, we have 312 operational plasma collection centers and plan to have 435 approved plasma collection centers globally by 2025.

With our acquisition of German company Haema, we have recovered the ability to have plasma collection centers in Europe as we keep expanding our U.S. centers.

The most important planned capital projects relating to the expansion and improvement of our manufacturing facilities are:

●	Clayton: new fractionation building and purification and filling facility for 6 million liters of plasma annually.

●	Clayton: new quality control labs and new finished product warehouse.

●	Los Angeles: new fill & finish lines for Bioscience.

●	Murcia: investments to increase our plastic manufacturing capacity;

●	Dublin: completion of a purification, fill and finish plant for Albumin;

●	Emeryville: new manufacturing areas for Mammalian cells;

●	San Diego: expansion of blood testing systems;
●	Montreal: new building for plasma fractionation and purification;

●	construction of a new corporate building in Barcelona with an underground connection to unify the corporate site;

●	construction of new buildings for Bioscience and Diagnostic divisions on the new Barcelona Lliçà land;

●	construction of new plasma collection centers as well as further relocation and renovation of our existing centers and;

●	expansion of our testing labs in Austin, San Marcos and Germany.

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

The European Investment Bank Term Loans are secured by a perfected first priority security interest (subject to permitted liens, as defined in the documentation governing the European Investment Bank Term Loans) on the same collateral securing the 2019 Credit Facilities and the 2019 Notes, each as described below (except for blood plasma inventory of Grifols Worldwide Operations Limited located in Spain, which is not charged to secure the 2019 Notes), subject to a customary pari passu intercreditor agreement entered into by and among Grifols, Grifols Worldwide Operations Limited, certain subsidiaries of Grifols party thereto, the European Investment Bank, Bank of America, N.A., as collateral agent under the 2019 Credit Facilities and The Bank of New York Mellon, London branch, as collateral agent under the 2019 Notes.

2019 Credit Facilities

On November 15, 2019, we entered into credit facilities (the “2019 Credit Facilities”) with a syndicate led by Bank of America Merrill Lynch International Limited Designated Activity Company, Bank of America, N.A., BNP Paribas S.A., Sucursal en España, HSBC France, Banco Bilbao Vizcaya Argentaria S.A., and JP Morgan Securities PLC, as the arrangers (the “Arranging Banks”), which consist of the “Senior Term Loans” and the “Revolving Loans”. The initial Senior Term Loans (consisting of a Dollar Tranche B Term Loan and a Euro Tranche B Term Loan) were fully drawn down on November 15, 2019. Both the Dollar Tranche B Term Loan (in original principal amount equal to $2,500,000,000) and the Euro Tranche B Term Loan (in original principal amount equal to €1,360,000,000) will mature eight years from November 15, 2019 and will have a repayment schedule with quarterly amortization starting on the last business day of the fiscal quarter ending on March 31, 2020, equal to 0.25% of the aggregate principal amount of the initial Dollar Tranche B Term Loan (or Euro Tranche B Term Loan, as the case may be) outstanding on November 15, 2019, with the remainder payable at maturity.

The Revolving Loans, which initially amounted to $500,000,000, are available during the period commencing from November 15, 2019 and ending on the sixth anniversary of November 15, 2019. On May 7, 2020, we signed an upsize to the Revolving Loans to increase the lender commitments thereunder from $500,000,000 to $1,000,000,000 with the existing and new revolving lenders. The terms and conditions of which are uniform along with those entered into on November 15, 2019. As part of the upsize, the applicable margin for Revolving Loans was increased from 0.50% to 1.50% in the case of Base Rate Loans and from 1.50% to 2.50% in the case of Eurocurrency Rate Loans. Additionally, the commitment fee payable in respect of the unused Revolving Commitments was increased from 0.50% to 0.875%. The purpose of the upsize of the Revolving Loans was to reinforce our liquidity position.

The borrower under the revolving facility is Grifols Worldwide Operations Limited, an Irish entity and our wholly owned direct subsidiary. The borrower under the Euro-denominated tranche B facility is Grifols. The borrower under the USD-denominated tranche B facility is Grifols Worldwide Operations USA, Inc., a Delaware corporation and a direct wholly owned subsidiary of Grifols Worldwide Operations Limited. The 2019 Credit Facilities are governed by New York law, however, certain collateral documents are governed under the local law of other jurisdictions.

The interest rates on the Revolving Loans are either (a) the base rate (i.e., the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) (1) if denominated in dollars or any other non-euro currency, the London Interbank Offered Rate, or LIBOR, with a one-month interest period plus 1.00% and (2) if denominated in Euros, the euro interbank offered rate, or EURIBOR, with a one-month interest period plus 1.00%) plus 1.50% or (b) LIBOR (if denominated in dollars or any other non-euro currency) or EURIBOR (if denominated in Euros) plus 2.50%.  The interest rate on the Dollar Tranche B Term Loan is LIBOR with a one-month interest period plus 2.00%.  The interest rate on the Euro Tranche B Term Loan is EURIBOR with a one-month interest period plus 2.25%.

Borrowings under the 2019 Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets. In addition, a portion of the borrowings under the 2019 Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein. Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols (solely in respect of the obligations of Grifols Worldwide Operations USA, Inc. and Grifols Worldwide Operations Limited) and certain subsidiaries of Grifols that together with Grifols represent, in aggregate, at least 80% of the consolidated EBITDA (as defined in the 2019 Credit Facilities) of Grifols and its subsidiaries, and are secured by a perfected first priority security interest (subject to permitted liens, as defined in the 2019 Credit Facilities) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of Grifols Worldwide Operations Limited and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The 2019 Credit Facilities require the borrowers to ensure that the aggregate EBITDA attributable to the guarantors of the 2019 Credit Facilities as a group is no less than 70% of the consolidated EBITDA of Grifols and its subsidiaries. The 2019 Credit Facilities include customary affirmative and negative covenants and events of default. Negative covenants include, among other limitations, limitations on additional debt, liens, asset sales and affiliate transactions. Events of defaults include, among other events, violation of covenants, material breaches of representations, cross default to other material debt, bankruptcy and insolvency and material judgments.

The terms of the 2019 Credit Facilities contain limitations on our ability to pay ordinary dividends. We may pay dividends (a) in the ordinary course of business consistent with our dividend policy in an amount not to exceed in respect of any fiscal year, 40% of the consolidated net income of Grifols and its subsidiaries for such fiscal year, which may be paid in installments, the first, no earlier than December of such fiscal year and the last, no later than the following fiscal year or (b) whether or not in the ordinary course of business so long as after giving effect thereto, the leverage ratio is not greater than 3.75x. We may make regularly scheduled payments of interest in respect of the 2017 Notes and the Senior Refinancing Notes (as defined in the 2019 Credit Facilities) to the extent required by the terms of the indenture governing the 2017 Notes or the Senior Refinancing Notes Documents (as defined in the 2019 Credit Facilities), as the case may be.

The 2017 Notes

On April 26, 2017, Grifols issued €1.0 billion aggregate principal amount of senior unsecured notes, or the 2017 Notes, that will mature on May 1, 2025 and bear interest at 3.20% per annum. On May 2, 2017, the 2017 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

The 2017 Notes pay interest semi-annually in arrears on May 1 and November 1, commencing on November 1, 2017. The 2017 Notes are guaranteed on a senior unsecured basis by Grifols and the subsidiaries of Grifols that are guarantors and co-borrowers under the 2019 Credit Facilities (except for Grifols International S.A. and Talecris Plasma Resources, Inc.). As of the date of this annual report on Form 20-F, the 2017 Notes are guaranteed by Biomat USA, Inc., Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols USA, LLC, Grifols Worldwide Operations Limited and Grifols Worldwide Operations USA, Inc.

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

The 2019 Notes are guaranteed on a senior secured basis by the wholly-owned subsidiaries of Grifols that are guarantors and co-borrowers under the 2019 Credit Facilities and the European Investment Bank Term Loans. As of the date of this annual report on Form 20-F, the 2019 Notes are guaranteed by Biomat USA, Inc., Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols International S.A., Grifols USA, LLC, Talecris Plasma Resources Inc., Grifols Worldwide Operations Limited and Grifols Worldwide Operations USA, Inc. Subject to permitted liens, all obligations under the 2019 Notes, and the guarantees of those obligations, are secured on a first-priority basis by the tangible and intangible assets of the domestic guarantors, the blood plasma inventory of Grifols Worldwide Operations Limited (with the exception of blood plasma inventory located in Spain) and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The collateral securing the 2019 Notes also secures the 2019 Credit Facilities and the European Investment Bank Term Loans, subject to the Intercreditor Agreement.

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

Other Debt

Certain other credit facilities and lease obligations are in place with various lenders and consist of long-term and short-term indebtedness of both us and Grifols subsidiaries. As of December 31, 2020, we have €105.0 million of aggregate short-term credit under these facilities. The short-term credit facilities have maturity dates occurring in the next 12 months.

C.	Research and Development, Patents and Licenses

For detailed information regarding our research and development initiatives, see Item 4 of this Part I, “Information on the Company — B. Business Overview — Research and Development.”

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

Based on MRB reports, sales in the human plasma-derived product industry have grown at a compound annual rate of 13.6% globally between 2016 and 2018 and 19.4% in the United States alone between 2016 and 2018. We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand. Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease. We believe that the volume of global sales of plasma derivative products will continue to grow annually at 6% to 7% over the long term, driven primarily by the same factors that have contributed to its historical growth, including:

●	population growth;

●	the discovery and approval of new applications and indications for plasma-based products;

●	an increase in the number of diagnosed patients and diagnosed but previously-untreated patients;

●	geographic expansion; and

●	physicians’ greater awareness of conditions and treatments.

Approximately 15.6% of our sales were generated in the European Union in 2020, as compared to 15.7% in 2019 and 16.6% in 2018. We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2021.

We anticipate that our plasma-collection levels will begin to recover in the second half of 2021 in the wake of wider vaccination and the easing of COVID-19 constraints. However, we cannot assure you when or at what speed such recovery will effectively occur. See Item 3 of this Part I, “Key Information — D. Risk Factors — Risks Relating to Our Business — The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us” and Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Consequences of COVID-19” for additional details.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table presents our principal existing contractual obligations as of December 31, 2020, requiring future payments:

	Payments Due by Period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of euros)
Financial debt obligations(1)	7,197,813	365,002	196,900	2,176,931	4,458,980
Interest — financial debt obligations(2)	830,953	134,774	140,387	477,266	78,526
Licenses and royalties(3)	79,944	34,940	8,785	8,951	27,267
Total	8,108,710	534,716	346,072	2,663,148	4,564,773

(1)       Includes principal amortization for short- and long-term debt including, among other things, capitalized lease obligations. The remaining financial debt was made up largely of bilateral facilities that bore interest at market rate.

(2)       Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2020. Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2020. Refer to Notes 21 and 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2020.

(3)       License and royalty payment formulas are generally based on volume of sales. The amounts presented in the table are calculated based on the net revenue of 2020 without assuming any growth in sales. Additionally, the column “More than five years” includes only one year of payments under the license agreement with Marca Grifols, S.L., which expires in January 2092.

G. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements” on page iii of this annual report on Form 20-F.

Other Disclosures

Financial Derivatives

Grifols did not engage in financial derivatives transactions in 2019 and 2020.

The 2019 Credit Facilities permit us to enter into hedging transactions.

Critical Accounting Estimates

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

Certain of our accounting policies require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board.

These accounting policies include depreciation, subsequent recognition, impairment, goodwill and amortization, among others. See Note 4 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding our Critical Accounting Policies.

Changes in Accounting Standards

More information on newly issued accounting standards is included in Note 2 to our audited consolidated financial statements included in this annual report on Form 20-F.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	71	Director, non-executive Chairman of the Board	Proprietary	July 1991(1)	May 2021
Víctor Grifols Deu	44	Director and Chief Executive Officer	Executive	May 2016	Oct 2024
Raimon Grifols Roura	57	Director and Chief Executive Officer	Executive	May 2015	May 2023
Ramón Riera Roca	66	Director	Other External	April 2000(2)	May 2021
Tomás Dagá Gelabert	65	Director and Vice-Secretary of the Board	Other External	April 2000	May 2023
Thomas H. Glanzmann	62	Director and Vice-chairman of the Board of Directors	Other External	April 2006	Oct 2024
Enriqueta Felip Font	57	Director	Independent	May 2019	May 2023
Steven Francis Mayer	61	Director	Independent	January 2011	Oct 2024
Belén Villalonga Morenés	52	Director	Independent	May 2013	May 2022
Marla E. Salmon	71	Director	Independent	May 2014	May 2022
Carina Szpilka Lázaro	52	Director	Independent	May 2015	May 2023
James Costos	58	Director	Independent	Oct 2020	Oct 2024
Iñigo Sánchez-Asiaín Mardones	57	Director and Lead Independent Director(3)	Independent	May 2015	May 2023
Nuria Martín Barnés	62	Secretary non-member of the Board of Directors	n/a	May 2015	n/a

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

Mr. Raimon Grifols Roura is a shareholder of Deria S.A. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). Ms. Nuria Roura Carreras (Rodellar Amsterdam Holdings B.V.) is the mother of Mr. Raimon Grifols Roura.

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

Mr. Ramón Riera Roca is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Tomás Dagá Gelabert

Mr. Tomás Dagá Gelabert has served as director of Grifols since April 2000 and also as Vice Secretary of the Board since May 2016. He is a partner and founder of the law firm Osborne Clarke in Spain. He was the managing partner of the law firm Osborne Clarke in Spain until June 30, 2017. Prior to joining Osborne Clarke, he worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona. He is currently a member of the administrative bodies of several companies within the Grifols Group. He is a board member of Alkahest Inc. and RAAS Blood Products Co., Ltd., as well as a trustee and the secretary of the private foundation Víctor Grífols i Lucas and a trustee of the Probitas Fundación Privada foundation, and the secretary non-member of Progenika Biopharma, S.A. Mr. Dagá earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Tomás Dagá Gelabert is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Thomas H. Glanzmann

Mr. Thomas H. Glanzmann has served as a director of Grifols since April 2006 and on January 1, 2017 he was appointed non-executive Vice Chairman of the Board of Directors. Since December 2020, he is the Chairman of our Sustainability Committee. He serves as a director on the board and as a member of several committees at Alcon, Inc. (among others, the sustainability, compensation and innovation committees) and is a healthcare advisor to Madison Dearborn and Partners. He is also a founder and General Partner in Medical Technology Venture Partners in California. From 2006 until 2011 he was the CEO and Chairman of Gambro AB. Prior to this Mr. Glanzmann was the CEO and Managing Director of HemoCue AB. Between 1988 and 2004 he held various positions at Baxter Healthcare Corporation: Senior Vice President and Senior Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group. Between 1984 and 1988 he worked at Philip Morris where he was the country manager for Norway, Denmark and Iceland. Mr. Glanzmann holds an MBA from IMD in Lausanne-Switzerland, a B.A. in Political Science from Dartmouth College, U.S., and a Board of Directors Certification from the UCLA Anderson School of Management, U.S.

Enriqueta Felip Font

Ms. Enriqueta Felip Font has served as a director of Grifols since May 2019. She received her degree in Medicine and Surgery from the Autonomous University of Barcelona, where she also completed her studies for a PhD in Medical Oncology. She has an extensive professional career and accredited experience in the oncology sector, as well as knowledge in the scientific and research field. She is currently the Section Chief of the Medical Oncology Service at Vall d’Hebron University Hospital and the Principal Investigator of the Vall d’Hebron Institute of Oncology’s Thoracic Tumors Cancer Group. Ms. Enriqueta Felip Font is a member of the Scientific Committee of the Hospital Parc Taulí of Sabadell. Throughout her career, she has obtained several recognitions for her work in the oncology field. In 2015, she was awarded with the first ESMO Women for Oncology Award from the European Society of Medical Oncology (ESMO).

Most recently, she featured on Clarivate Analytics’ annual Global Highly Cited Researchers List 2018 and 2019. Ms. Enriqueta Felip Font has played key roles in many leading professional and international cancer societies including the European Society of Medical Oncology (ESMO), the European School of Oncology (ESO) and the International Association for the Study of Lung Cancer (IASLC), where she is currently a member of the board of directors.

Steven F. Mayer

Mr. Steven F. Mayer has served as a director of Grifols since January 2011. He is currently the CEO of Iron Horse Acquisition Corp. and of Dedication Capital, LLC, private investment firms that he founded. From 2002 until 2018, he held a variety of management positions with Cerberus Capital Management, L.P. and Cerberus California, LLC, affiliated private investment firms, culminating with serving as Senior Managing Director, Co-Head of Global Private Equity, and Chairman of the Cerberus Investment Committee.

Mr. Mayer holds a Bachelor in Arts, cum laude, from Princeton University and a Juris Doctor degree, magna cum laude, from Harvard Law School. Mr. Mayer has served as a member of the board of directors or equivalent body of a large number of companies in a wide variety of industries in the United States and Europe. He is currently a member of the Board of Supervisors of Syntellix AG and a director of PrettyParty, LLC.

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

She is also a director at Banco Santander International, the Santander group’s private banking subsidiary in the United States and has also been an independent director between 2006 and 2019 at Acciona, a leader in the renewable energy and infrastructure industries, and between 2015 and 2018 at Talgo, a high-speed train manufacturer.

Ms. Belén Villalonga Morenés holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid as well as a degree in Economic and Management Sciences from the Colegio Universitario de Estudios Financieros in Madrid.

Marla E. Salmon

Ms. Marla E. Salmon has served as director of Grifols, S.A since May 2014. She is a professor at the University of Washington, with appointments in global health, nursing, and public affairs. Her career has focused on health policy and health care systems capacity building globally and in the United States, working with governments, international agencies, member-state organizations, and other health–related entities. Her recent scholarship focuses on gender-lens impact investment in the health sector in lower income countries.

Prior to her academic career, she was a member of the U.S. Government’s Senior Executive Service, in the Health and Human Services Department. While there, she served on White House Taskforce on Healthcare Reform, was part of the U.S. Delegation to the World Health Assembly, and chaired the World Health Organization’s Global Advisory Group on Nursing and Midwifery.

She is currently a member of the IES Abroad, Inc. Board of Directors and of the National Academies of Science, Engineering and Medicine’s Health and Medicine Division Committee.

She holds a doctorate in health policy and administration from the Johns Hopkins School of Hygiene and Public Health, two Honoris Causa doctorates in recognition of her national and international service, and other degrees in nursing and political science. She is a member of the National Academy of Medicine and fellow in the American Academy of Nursing.

Carina Szpilka Lázaro

Ms. Carina Szpilka Lázaro has served as a director of Grifols since May 2015. She earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an Executive MBA from the Instituto de Empresa de Madrid. She began her professional career in the financial sector working at Banco Santander and Argentaria (now known as BBVA). In 1998 she was part of the team that founded ING Direct in Spain, where she held the position of CEO from 2010 to 2013, having previously held that position in ING Direct France from 2008 to 2010. She is currently an independent director at Abanca and Meliá Hotels International, as well as a partner at KFund Venture Capital and Chairwoman of Adigital. She has received numerous awards. Among others, in 2011 she was given the “Female Executive of the Year” award by the Spanish Federation of Female Directors, Executives, Professionals and Entrepreneurs (Federación Española de Mujeres Directivas - FEDEPE). During four years, she was also a member of the UNICEF Foundation.

James Costos

Mr. James Costos has served as a director of Grifols since October 2020. He is an American diplomat who holds a degree in Political Science from the University of Massachusetts. He has an extensive professional career and accredited experience in different sectors including international relations and the digital and communications sectors. From 2013 to 2017, he was the U.S. Ambassador to the Kingdom of Spain and to the Principality of Andorra. He is currently the President of Grupo Secuoya Studios in Madrid. He is a member of the Board of Directors of PJT Partners, a firm providing financial advisory services in investment banking, Senior Advisor of F.C. Barcelona and Senior Managing Director in the Venture Technology Group at Dentons. He is also a member of the Board of Advisory of AmCham Spain, as well as of three technological companies focused on artificial intelligence, teleportation and digital transparency. Additionally, he is a member of the Atlantic Council on Foreign Relations and of the International Council of the Reina Sofia Museum Foundation.

Iñigo Sánchez-Asiaín Mardones

Mr. Iñigo Sánchez-Asiaín Mardones has been the Lead Independent director of the Board since May 2015. He earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. In 2010 he founded Portobello Capital, where he remains a partner and a member of the Executive Committee and Investment Committee, leading the investments in companies such as Angulas Aguinaga, a company where he is Vice-Chairman and member of the Executive Committee, and Hotels & Resorts Blue Sea, S.L., where he is a member of the Board of Directors. Previously, from 1993 to 2005, he was Deputy General Director at Banco Santander and from 2005-2010 was a partner and member of the board of directors of Ibersuizas Gestión SGECR, S.A. He is also a member of the Executive Committee at the Harvard Club of Spain, which he has previously chaired.

Biography of the Secretary Non-Member of the Board

Nuria Martín Barnés

Ms. Nuria Martín Barnés served as Vice-Secretary Non-Member of the Board of Directors from 2001 to 2015, and has served as Secretary Non-Member of the Board of Directors since 2015. Ms. Martín has been the managing Partner at Osborne Clarke Spain since July 1, 2017. Prior to joining Osborne Clarke she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986. Ms. Martín is a trustee of the Probitas Fundación Privada foundation and she is also secretary and member of the board of directors of Compañía General de Inversiones, S.I.C.A.V., S.A., and Gesiuris Asset Management, S.G.I.I.C., S.A. Ms. Martín earned her law degree from the University of Barcelona.

Senior Management

Our senior management currently consists of the following persons:

Name	Age	Title	Since
Raimon Grifols Roura	57	Co-CEO	2017
Víctor Grifols Deu	44	Co-CEO	2017
Alfredo Arroyo Guerra	63	Chief Financial Officer	2013
Miguel Pascual Montblanch	61	President, Commercial Operations Support	2018
Vicente Blanquer Torre	60	VP Quality and Regulatory Affairs	2016
Mateo Florencio Borrás Humbert	65	Chief Human Resources Officer	2013
David Ian Bell	66	General Counsel and Chief Corporate Development Officer	2021
Nuria Pascual Lapeña	57	VP, Corporate Treasury & Investor Relations	2015
Lafmin Morgan	56	Chief Commercial Officer	2018
David Dew	47	President of the Diagnostic Commercial Division	2020
Eduardo Herrero Jiménez	52	President of Bioscience Industrial Group	2017
Daniel Fleta Coit	50	Chief Industrial Officer	2019
Robert Jagt	55	President of the Hospital Commercial Division	2018
Joel Abelson	62	President of the Bioscience Commercial Division	2018
Alberto Grifols Roura	62	President of the Bio Supplies Division	2018
Matt Murawski	55	VP, Diagnostic Research and Innnovation & Project Management	2017
Maria Teresa Rioné Llano	56	VP, Corporate Communications	2018
Albert Grifols Coma-Cros	43	Chief Scientific Innovation Officer	2021
Xavier Sueiras Gil	52	Chief IT Officer	2018
Antonio Martinez Martinez	54	President, Diagnostic Scientific & R&D	2020
Antoni Jaumà Fages	50	President, Diagnostic Manufacturing Operations	2020
Christopher Paul Healey	55	President, North America Corporate Affairs	2020
Sergi Roura Adell	53	President, Commercial Tech Support	2019
Fernando Rodriguez Haro	43	VP Corporate Planning & Control	2016

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

David Ian Bell

Mr. Bell has been the General Counsel NA since 2003 and Chief Corporate Development Officer since 2021. He previously held the position of Chief Innovation Officer from 2016 to 2020. Mr. Bell joined us as a Corporate Vice President of Grifols Shared Services North America, Inc. (previously Grifols, Inc.) in July 2003. He also serves as a member of our Executive Committee in Spain. He additionally serves on the boards of numerous companies affiliated to Grifols. Mr. Bell is responsible for all legal activities of our U.S. operations, including litigation, mergers and acquisitions, real estate transactions, intellectual property and contracts. Prior to joining us, Mr. Bell was Vice President and General Counsel for Alpha. He also spent time as a partner at the U.S. law firm of Knapp, Petersen & Clarke where he specialized in complex litigation involving healthcare, pharmaceutical and biotechnology regulation and liability. Mr. Bell attended the University of California, Irvine, Southwestern University School of Law and a postgraduate program at Harvard Law School. He is a member of the California State Bar and is admitted to practice before the United States Supreme Court as well as numerous federal appellate and district courts.

Nuria Pascual Lapeña

Ms. Pascual joined us in 1996. She currently serves as VP, Corporate Treasury & Investor Relations. Prior to joining us, she served in various positions at Deutsche Bank and Banco Santander de Negocios. She is a member of the board of directors of several companies related to her family’s businesses. Ms. Pascual received a degree in Economics & Business Administration and received a Masters of Sciences in Economics from the London School of Economics and Political Sciences.

David Dew

Mr. Dew became President of the Grifols Diagnostic Commercial division in 2020 and had been President of the Global Diagnostic Sales & Commercial Operations since he joined Grifols in 2014. Prior to joining Grifols, Mr. Dew was with Novartis Diagnostics from 2007-2014 as Vice President of Americas Commercial Operations and Global Marketing (2011-2014), Senior Director of Sales Marketing Europe Middle East and Africa (2010-2011), and Director of Marketing (2007-2010). Prior to Novartis, Mr. Dew held various commercial leadership positions with Abbott Diagnostics from 2003-2007. Mr. Dew holds an MBA from the University of California at Irvine and a BA in Hospitality Business Management from Washington State University.

Lafmin Morgan

Mr. Morgan has been Chief Commercial Officer since July 2018 and had been President of the Global Bioscience Division for Grifols since 2014. Previously, Mr. Morgan led the Global Marketing function for all Grifols divisions, Bioscience, Hospital and Diagnostics. Mr. Morgan also served as Grifols North American Vice President and General Manager for Pulmonary in 2011. Mr. Morgan joined Grifols (then Talecris) in 2010. He was the Vice President of Product Management at Talecris Biotherapeutics where he was responsible for the marketing of Gamunex-C, Prolastin-C, Thrombate, Koate —DVI and the Company’s line of hyperimmune products. Prior to Grifols, Mr. Morgan worked at GSK for 20 years. During that time, he held a variety of positions in a number of different functional areas. Mr. Morgan holds a Bachelor’s Degree in Business Administration and an MBA from the University of North Carolina in Chapel Hill.

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

Albert Grifols Coma-Cros

Mr. Grifols Coma-Cros joined Grifols in 2004 and since 2021 serves as Chief Scientific Innovation Officer. He held the position of President at Grifols Worldwide Operations Limited from 2018 to 2020, and previously he was the Corporate Cash Manager and Global Treasury Director. Mr. Grifols Coma-Cros received a degree in Business Administration from the Universitat Autònoma de Barcelona in 2004.

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

Sergi Roura Adell

Mr. Roura joined Grifols in 1995 and has held several positions since that time, starting as Project Manager in the engineering department. With the creation of Grifols Engineering in 2001, he was appointed as Managing Director of Grifols Engineering, S.A. From 2011 to 2016 he was the President of Grifols Therapeutic Inc based in North Carolina, U.S. and from 2017 to 2019 he was the President of Facilities North America. Since 2019, Mr. Roura has served as President, Commercial Tech Support. Mr. Roura received a degree in Industrial Engineering from the Universitat Politecnica de Catalunya in 1994.

Fernando Rodriguez Haro

Mr. Rodriguez joined Grifols in 2016 as Vice-President, Corporate Planning & Control. Previously, Mr. Rodriguez served in various finance leadership roles at AkzoNobel N.V. and Nike Inc. Mr. Rodriguez received a degree in Economics from Universidad Nacional de Córdoba, Argentina and a Master’s in Business Administration from DePaul University - Kellstadt School of Business.

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

Messrs. Víctor Grifols Roura, Alberto Grifols Roura and Raimon Grifols Roura are the grandchildren of Mr. José Antonio Grifols i Roig, our founder.

Mr. Raimon Grifols Roura, director and one of our Chief Executive Officers, Mr. Alberto Grifols Roura, President of Bio Supplies division and Mr. Victor Grifols Roura, a director and non-executive Chairman of the Board, are cousins of Mr. Albert Grifols Coma-Cros, the Chief Scientific Innovation Officer.

Arrangements Pursuant to Which Certain Directors or Senior Management Were Selected

We have no arrangements.

B.	Compensation

Compensation of Members of the Board

Our directors are entitled to receive compensation for serving as directors on our Board. The Articles of Association generally set forth the processes for the determination of the compensation paid to the members of the Board. Article 20.bis of the Articles of Association provides that the directors’ remuneration shall be a fixed amount and that, at least every three years and valid for the three fiscal years following the year it is approved, the general shareholders’ meeting shall approve the directors’ remuneration policy, which, pursuant to Article 26 of the Regulations of the Internal Functioning of the Board of Directors of Grifols, S,A. (Reglamento de funcionamiento interno del consejo de administración), or Board Regulations, (i) with respect to directors in their role as such shall necessarily determine the maximum amount of the annual remuneration to be paid to all the directors and (ii) with respect to the remuneration of the directors for performing their executive duties must include the amount of the annual fixed remuneration, the different parameters to set the variable components and the main terms and conditions of their contracts including, in particular, duration, severance payments or compensations for the termination of the employment relationship, and exclusivity, post-contractual non-competition, and retention or loyalty agreements. The Board then determines, pursuant to Article 26.2 of the Board Regulations, how much of the shareholder-approved aggregate compensation amount will be allocated to each director as compensation, taking into account the recommendations of our appointments and remuneration committee (Comisión de Nombramientos y Retribuciones), or Appointments and Remuneration Committee, and their dedication to our business. In this respect, the Company’s director remuneration policy is the one which was approved at the general shareholders’ meeting held on May 26, 2017 and which was applicable during three fiscal years following the year of its approval. The general shareholders’ meeting held on October 9, 2020, approved a new remuneration policy, which is substantially the same policy approved by the general shareholders’ meeting held on May 26, 2017, except for the parameter for determining the achievement of the Company’s annual objectives for the variable remuneration of the executive directors and for some improvements and corrections in the wording. It will be applied during the fiscal years 2021, 2022 and 2023 unless the general shareholders’ meeting expressly modifies it.

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

In accordance with the compensation system outlined in the Articles of Association and the Company’s directors’ remuneration policy, adopted at the general shareholders’ meeting held on May 26, 2017, which is applicable during three fiscal years following the year of its approval, the shareholders set the maximum annual amount available for compensation to the non-executive directors at €100,000 per director, other than those non-executive directors of the Board that render remunerated professional services to us. Also, any director that is a member of one of the Board committees (Audit Committee, Appointments and Remuneration Committee and Sustainability Committee) shall receive an additional gross annual remuneration of €25,000 as a result of the heavier workload (thus, the total remuneration would amount to €125,000). Similarly, the chairpersons of each Committee would receive an additional €25,000 for performing their duties as chairperson (thus, the total remuneration would amount to €150,000). The lead independent director would receive an additional remuneration amounting to €50,000 for performing his/her duties (thus, the total remuneration would amount to €150,000). Under no circumstances may the remuneration of a non-executive director exceed €150,000 per year. Although the Sustainability Committee was established on December 11, 2020, it should be noted that its members did not receive any remuneration for being part of the Committee during such year, as the Committee did not meet during 2020 and its members were unable to effectively perform their duties.

As a result, in 2020, the following directors received compensation in their role as such, namely, Mr. Thomas H. Glanzmann, Mr. Ramón Riera Roca, Ms. Enriqueta Felip Font, Mr. Steven F. Mayer, Mr. Luís Isasi Fernández de Bobadilla, Ms. Belén Villalonga Morenés, Ms. Marla E. Salmon, Ms. Carina Szpilka Lázaro, Mr. James Costos and Mr. Iñigo Sánchez Asiaín Mardones.

As of the date of this annual report on Form 20-F, Ms. Enriqueta Felip Font, Mr. James Costos, Mr. Steven F. Mayer, Ms. Belén Villalonga Morenés, Ms. Marla E. Salmon, Ms. Carina Szpilka Lázaro and Mr. Iñigo Sánchez-Asiaín Mardones are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Messrs.  Dagá, Glanzmann and Riera serve as external directors (and not independent) and Mr. Víctor Grifols Roura serves as proprietary director (and not independent) in conformity with Spanish rules.

The total compensation paid to directors in 2020, in the aggregate, amounted to €5 million. Of the total director compensation amount, the executive directors (consejeros ejecutivos) received €2.3 million in cash (€1.8 million in fixed compensation in cash and €552 thousand in variable compensation in cash for their service as executive directors). The executive directors Mr. Raimon Grifols Roura and Mr. Víctor Grifols Deu, received RSUs allocated in fiscal year 2018, which had a vesting period of two years and one day. Hence, in 2020 both were awarded Class B shares with an equivalent value of €341 thousand and €192 thousand, respectively. Directors categorized as “other external” directors (other than those who render remunerated professional service to us) received €100 thousand. These figures include accruals for contingent or deferred compensation. None of our directors received attendance fees for meetings of the Board or committees of the Board. Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

With respect to the €552 thousand received by the executive directors in variable compensation, this amount corresponds to 50% of the total amount of variable compensation in the case of executive directors. The remaining 50% was paid in Class B ordinary shares with a vesting period for delivery of two years and one day.

The remuneration of the Chairman of the Board for the year 2020 was a fixed annual amount of €965 thousand, as established under the Company’s directors’ remuneration policy. The remuneration of Mr. Grifols Roura has been determined taking into account his proven experience as director and Chairman of the Company, in addition to his knowledge in the sector where the Company operates. When deciding the remuneration of Mr. Grifols Roura, which is the same fixed amount he had when he held an executive position, excluding any variable amount, the additional duties that he will carry out, as well as those set out in the Spanish Companies’ Act for the position of Chairman of the Board, were taken into account.

Compensation of Senior Management

In 2020, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €17,164,463 in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2020 service. The breakdown of the aggregate amount paid to such senior management for discharging their duties in 2020 is set forth in the table below.

Component	Amount Paid in 2020
Salaries	€11,599,412
Variable Compensation	€5,565,051
Stock options or other securities	—
Other — e.g., life and health insurance	€116,375
Other — e.g., pensions/savings	€144,002

The above variable compensation includes €2,684,150 in RSUs allocated in fiscal year 2018, which had a vesting period of two years and one day, and have vested in 2020.

Salaries paid in U.S. dollars have been calculated at the exchange rate between the U.S. dollar and the euro of U.S.$1.1324 to €1.00.

The Company has established a Restricted Share Unit Retention Plan, or RSU Plan, for eligible employees. Under the RSU Plan, an employee can elect to receive up to 50% of their yearly bonus in non-voting Class B shares or ADSs, and we will match their RSUs with an additional 50% of such employee’s election of RSUs, or Additional RSUs. Our Class B shares and ADSs are valued at the date of payment of the bonus such employee has elected to receive and no cash dividends will be paid with respect to these shares. These RSUs will have a vesting period of two years and one day and will subsequently be exchanged for Class B shares or ADSs representing Class B shares. If an eligible employee leaves the Company, or is terminated before the end of the vesting period, they will not be entitled to the Additional RSUs. This commitment is treated as equity-settled and the total amount was €13,880,000. At December 31, 2020, the Company had settled the RSU Plan for an amount of €7,552,000.

Equity and Other Incentive Programs

In 2020, no compensation was paid pursuant to a profit sharing plan or any stock option and no other equity compensation was awarded to any of our directors or senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2020 was €75,500. In addition, the Company made contributions to the pension plan of one member of senior management who resides in Canada, in the amount of €68,502. In 2020, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

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

In addition, pursuant to the Board Regulations, a director must tender a resignation to the Board and the Board may accept such resignation, in its discretion, under the following circumstances: (i) when the director ceases to hold the executive position to which such director’s appointment to the Board was related; (ii) when circumstances arise that might harm the Company’s name or reputation, related or not to their actions within the Company; (iii) when the director becomes unable to hold the office due to a legal cause of ineligibility or incompatibility; (iv) when any criminal charges are brought against or a formal inquiry is opened against him or her by a regulator; (v) when the director has been severely admonished by our Audit Committee for having breached his or her duties as director; (vi) when the director’s participation on the Board may jeopardize our interests or when the reasons for his or her appointment cease to exist; and (vii) in the case of a proprietary director, when the relevant shareholder ceases to hold its stake in us, or reduces its stake below the level that reasonably justified the appointment of such director. When a director leaves his/her position, whether by resignation or resolution of the general shareholders’ meeting before his/her tenure expires, he/she shall explain, in sufficient detail, the reasons behind this decision or, in the case of non-executive directors, his/her opinion of the reasons for the general shareholders’ meeting resolution, in a letter that must be sent to the members of the board via the chairperson or the secretary.

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

The Board must appoint a Chairman of the Board from among its members. Mr. Víctor Grifols Roura is the current non-executive Chairman. The Board may also designate one or more Vice Chairmen, who shall be numbered consecutively, and who shall replace the Chairman in the event of impossibility to act or absence. Mr. Thomas H. Glanzmann is the current Vice Chairman.

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

Committees of the Board

The Board has an Audit Committee, an Appointments and Remuneration Committee and a Sustainability Committee. The following is a brief description of such committees.

Audit Committee

The Board established an Audit Committee in compliance with Articles 24.bis and 24.ter of the Articles of Association and Article 14 of the Board Regulations.

The regulations applicable to the Audit Committee are set forth in the provisions referred to above, as well as the bylaws of the Audit Committee, which were approved by the Board and the Audit Committee on December 9, 2008, and modified in December 2020 in order to adapt its content to the current recommendations of the Good Governance Code of Listed Companies. In connection with the Talecris acquisition, at a Board meeting held on May 24, 2011, the Articles of Association and Board Regulations were amended to conform to NASDAQ Listing Rules and to facilitate the listing of our Class B ADSs on NASDAQ. Furthermore, the bylaws of the Audit Committee were modified at a Committee meeting held on March 31, 2015, to adapt them to the requirements imposed by Law 31/2014. In 2017, article 24.ter of the Articles of Association and Article 14 of the Board Regulations concerning the composition and functions of the Audit Committee were amended in order to adequate their content to the latest amendments of the Companies Act introduced by the currently in force Spanish Audit Act.

Pursuant to our Spanish corporate governance requirements and our Articles of Association and the Board Regulations, the Audit Committee consists of a minimum of three directors and a maximum of five directors who are appointed by the Board based on such directors’ knowledge, competence and experience in accounting, audit and risk management matters (both financial and non-financial). All of the members of the Audit Committee must be non-executive directors, and the majority must be independent directors. As a group, the members of the Committee must have the pertinent technical knowledge in relation to the sector of activity of the Company. In addition, all members of the Audit Committee, including the chairman, must meet the independence, experience and other requirements set forth in the Exchange Act and NASDAQ Listing Rules.

The responsibilities of the Audit Committee include:

●	reporting to the shareholders at general shareholders’ meetings regarding matters for which the Audit Committee is responsible;

●	recommending to the Board the selection, appointment, re-election, hiring and replacement of the external auditor regardless of the faculties vested in the general shareholders’ meeting and the Board with regard to the approval of such resolutions under Spanish law;

●	oversight of our internal audit department, including selecting, appointing and dismissing its manager, monitoring its budget, receiving periodic information on the department’s activities and ensuring that management takes the conclusions and recommendations of the department’s reports into account;

●	setting up and supervising procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, as well as the confidential and anonymous submission by employees and other persons related to Grifols of concerns regarding questionable accounting or auditing matters;

●	exercising oversight of the process for gathering financial and non-financial information and the related internal control system; reviewing the financial statements and the periodic financial statements that should be submitted to the securities regulatory authorities and ensuring that the appropriate accounting standards are followed; reporting to the Board on any change in the accounting standards and on balance sheet and off balance sheet risks;

●	receiving information from the auditors including relating to auditor independence and conduct of audits of the financial statements, and issuing on an annual basis a written opinion on the independence of the auditor;

●	supervising any transactions entered into with significant shareholders as set forth in the Board Regulations; and

●	(i) ensuring compliance with the Internal Code of Conduct of Grifols in Matters Relating to the Stock Market, or Stock Market Code of Conduct, the Code of Conduct for Grifols’ Employees, the Board Regulations (each available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com) and, in general, any other corporate regulations and (ii) making any necessary proposals to improve such regulations.

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

Consistent with NASDAQ Listing Rules for foreign private issuers, our Appointments and Remuneration Committee currently consists of Messrs. Tomás Dagá Gelabert, James Costos and Ms. Marla E. Salmon as directors. Each of Ms. Salmon and Mr. Costos is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules and Mr. Dagá is considered an “Other External” director under the Spanish Companies Act. Ms. Nuria Martín Barnés serves as Secretary non-member of the Appointments and Remuneration Committee.

Sustainability Committee

In its meeting held on December 11, 2020, the Board resolved to amend certain articles of the Regulations of the Internal Functioning of the Board of Directors of Grifols, in order to adapt its content to certain recommendations of the reform of the Good Governance Code of Listed Companies published in June 2020 by the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores), or CNMV, and created a Sustainability Committee.

The regulations applicable to the Sustainability Committee are set forth in article 15 bis. of the Board Regulations, as well as in the Regulations of the Sustainability Committee, which were approved by the Board on February 19, 2021. Pursuant to Article 15 bis of the Board Regulations and the Regulations of the Sustainability Committee, the Sustainability Committee is required to consist of between three and five members, all of which must be non-executive directors, the majority of them being independent.

The responsibilities of the Sustainability Committee include:

●	monitoring compliance with the Company’s internal codes of conduct and corporate governance rules, and ensuring that the corporate culture is aligned with its purpose and values;
●

monitoring the implementation of the general policy regarding the disclosure of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, proxy advisors and other stakeholders. Similarly, the way in which the Company communicates and relates with small and medium-sized shareholders should be monitored;

●

periodically evaluating the effectiveness of the Company’s corporate governance system and environmental and social policy to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders;

●	ensuring the Company’s environmental and social practices are in accordance with the established strategy and policy; and

●	monitoring and evaluating the Company’s interaction with its stakeholder groups.

The Sustainability Committee currently consists of Messers. Thomas H. Glanzmann, Iñigo Sánchez-Asiaín Mardones and Ms. Enriqueta Felip Font. Each of Mr. Sánchez-Asiaín and Ms. Felip is independent, in conformity with Exchange Act requirements and NASDAQ Listing Rules and Mr. H. Glanzmann is considered an “Other External” director under the Spanish Companies Act. Ms. Nuria Martín Barnés serves as Secretary non-member of the Sustainability Committee.

D.	Employees

The table below indicates the number of employees by department as of December 31, 2020, 2019 and 2018:

Department	2020	2019	2018
Manufacturing	19,049	19,683	17,147
Research & development — technical area	1,115	1,029	984
Administration and others	1,661	1,474	1,396
General management	301	314	254
Marketing	219	195	184
Sales and distribution	1,310	1,308	1,265
Total	23,655	24,003	21,230

The table below indicates the number of employees by geographic region as of December 31, 2020, 2019 and 2018:

Geographic Region	2020	2019	2018
Spain	4,292	4,134	3,858
North America	16,756	17,479	15,330
Rest of the World	2,607	2,390	2,042
Total	23,655	24,003	21,230

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

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents. All of our employees are covered under this policy. We implemented a defined contribution pension plan for all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees. Our contribution to this pension plan was €895,717 in 2020, compared to €833,312 in 2019 and €777,000 in 2018. We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. We make fully vested matching contributions to the savings plan which totaled $32.2 million for 2020, compared to $29.4 million in 2019 and $20.7 million for 2018. For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law. The pension cost relating to this plan is not material.

E.	Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2020 see Item 7 of this Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information, including information regarding beneficial ownership of our Class A (voting) shares as of December 31, 2020, for (i) our major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to us to be the beneficial owner of more than 3% of our Class A shares or 1% of our Class A shares in the event of a person or entity domiciled in a tax haven, (ii) each of our directors and (iii) each member of our senior management. As of that date, there were a total of 426,129,798 Class A shares issued and outstanding.

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

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Major Shareholders
Deria S.A.(1)	39,036,941	9.16
Scranton Enterprises B.V.(2)	34,655,622	8.13
Thorthol Holdings B.V.(3)	30,209,093	7.09
Núria Roura Carreras (4)	26,224,374	6.15
Blackrock, Inc. (5)	19,040,190	4.47
Capital Research and Management Company (6)	12,844,294	3.01
Fidelity International Limited (7)	9,165,497	2.15

Directors
Víctor Grifols Roura (8)	880,900	*
Ramón Riera Roca	338,170	*
Thomas H. Glanzmann (9)	169,322	*
Tomás Dagá Gelabert	103,796	*
Enriqueta Felip Font	—	—
Víctor Grifols Deu	14,620	*
Steven F. Mayer	—	—
Belén Villalonga Morenés	—	—
Marla E. Salmon	—	—
Iñigo Sánchez-Asiaín Mardones	—	—
Raimon Grifols Roura	2,780	*
Carina Szpilka Lázaro	1,490	*
James Costos	—	—

Senior Management
Vicente Blanquer Torre	44,754	*
David Ian Bell	20,000	*
Nuria Pascual Lapeña	19,592	*
Mateo Florencio Borrás Humbert	982	*
Alfredo Arroyo Guerra	—	—
Lafmin Morgan	—	—
David Dew	—	—
Miquel Pascual Montblanch	15,000	*
Eduardo Herrero Jiménez	3,384	*
Daniel Fleta Coit	—	—
Robert Jagt	—	—
Joel Abelson	—	—
Alberto Grifols Roura	27,000	*
Matt Murawski	—	—
Maria Teresa Rioné Llano	5,289	*
Albert Grifols Coma-Cros	66,000	*
Xavier Sueiras Gil	70	—
Antonio Martinez Martinez	—	—
Antoni Jaumà Fages	—	—
Christopher Paul Healey	—	—
Sergi Roura Adell	—	—
Fernando Rodriguez Haro	—	—

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

(5)       Blackrock, Inc. has indirect voting rights over 19,040,190 of our Class A shares.

(6)       As of January 19, 2021, Capital Research and Management Company has indirect voting rights over 21,542,276 of our Class A shares.

(7)        Fidelity International Limited has indirect voting rights over 9,165,497 of our Class A shares.

(8)       775,220 Class A shares of Mr. Víctor Grifols Roura are held indirectly through Padolç, S.L.

(9)       24,000 Class A shares are held indirectly through Glanzmann Enterprises AG, and 106,000 Class A shares are held indirectly through Opulentia Holdings Ltd.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

In accordance with Spanish reporting requirements, the following transfers of shares were reported to the CNMV as of December 31, 2020:

●	Fidelity International Limited increased its stake in the Company’s share capital from 1.02% to 2.15%;

●	Deria S.A. increased its stake in the Company’s share capital from 8.911% to 9.161%;

●	Invesco Limited decreased its stake in the Company’s share capital from 3.16% to less than 1%;

●	Thorthol Holdings, B.V. increased its stake in the Company’s share capital from 7.06% to 7.089%; and

●	Blackrock Inc. increased its stake in the Company’s share capital from 4.399% to 4.469%.

On January 19, 2021, Europacific Growth Fund communicated to the CNMV that it acquired a stake in the Company’s share capital of 3.076%.

On March 15, 2021, Blackrock, Inc. communicated to the CNMV that it decreased its stake in the Company’s share capital to 3.36%.

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

Sale of Haema AG and Biotest US Corporation

In December 2018, we sold our 100% stake in Haema AG and Biotest US Corporation to Scranton Plasma B.V., one of our major shareholders and a related party, for a total of $538 million. Scranton Enterprises B.V. financed the purchase in part through a loan from Grifols Worldwide Operations Limited for an initial principal sum of the euro equivalent of $95 million, with an interest rate of EURIBOR plus 200 basis points. As of December 31, 2020, the euro equivalent of $95 million was outstanding on the loan.

We have the ability to repurchase the shares sold to Scranton Plasma B.V. at any time. Our Plasma Supply Agreement in place with Haema and Biotest has been extended for a 30-year period and we continue to operate the companies’ plasma centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Acquisitions — Acquisition and Sale of Haema AG and Biotest Corporation” above.

Charitable Contributions

In 2020, we contributed to two charitable foundations, the Mr. Víctor Grifols i Lucas Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics. It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas. The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives. Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Raimon Grifols Roura, our Chief Executive Officer, and Mr. Víctor Grifols Roura, a proprietary director and non-executive Chairman of the Board. We contributed €0.4 million, €0.4 million and €0.4 million to the Víctor Grifols i Lucas Foundation in 2020, 2019 and 2018, respectively.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes. The Probitas Private Foundation was founded by us in 2008. Messrs. Raimon Grifols Roura, our Chief Executive Officer, and Tomás Dagá Gelabert, one of our directors, are patrons of the Probitas Private Foundation. We contributed €9.9 million, €5.1 million and €5.4 million to the Probitas Private Foundation in 2020, 2019 and 2018, respectively. We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

The Jose Antonio Grifols Lucas Foundation provides grants for education and research into the science of plasmapheresis. Additionally, the foundation assists plasma donors who may be unable to care for themselves. We did not contribute to the Jose Antonio Grifols Lucas Foundation in 2020, 2019 and 2018.

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

GDS, Grifols Worldwide Operations Limited, or GWWO, Abbott Laboratories, or Abbott, and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbot to GDS and Ortho-Clinical Diagnostics, or Ortho, under an HIV License and Option agreement dated August 16, 2019 (the “HIV License”). On September 12, 2019, GDS and Ortho filed a Notice of Arbitration in the U.S. District Court for the Northern District of Illinois. On October 3, 2019, Abbott terminated the HIV License and filed for declaratory relief seeking to invalidate the licensed patent. GDS filed motions to dismiss and to compel arbitration, but the Court continued all pending motions and referred the parties to a Magistrate for a mandatory settlement conference. On the February 5, 2020, the parties attended a mandatory settlement conference ordered by the District Judge, with the magistrate judge presiding. No satisfactory settlement was reached. On March 16, 2020, GDS and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing was on June 15-16, 2020, and the arbitrator awarded $4 million to GDS/Ortho. The court litigation is continuing. Abbot’s motion to dismiss was denied December 1, 2020. Discovery is now underway.

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

The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years. We filed our first compliance report, pursuant to paragraph IX.B of the Consent Order, on July 20, 2012. Grifols filed its ninth compliance report in July 2020. There has been no further action by the FTC. Our next and final compliance report is due in July 2021.

Antitrust Approval of Biotest Pharmaceuticals Corporation Acquisition

In August 2018, the FTC issued a consent order which allowed the acquisition of 24 donor centers and required the divestiture of three centers to Kedrion. The consent order requires annual reports to be made to the FTC for a period of 10 years. Grifols filed its first annual compliance report in March 2020 and second compliance report in March 2021. There has been no further action by the FTC.

CFIUS Approval on certain transactions

In September 2019, as a consequence of the share exchange agreement we entered with Shanghai RAAS Blood Products Co. Ltd, Grifols and the Committee on Foreign Investments in the United States (CFIUS) entered into a National Security Agreement to ensure the protection of certain data obtained as required from donors of human source plasma collected in the United States and maintained in donor management systems (DMS), and pursuant to this agreement, we are obligated to make bi-annual compliance reports to CFIUS. The most recent report was filed and accepted in February 2021 and the next report will be due by filed in July 2021.

Dividend Policy

Class A Shares

Our dividend policy is to pay out approximately 40% of our net consolidated profits. However, the 2019 Credit Facilities contain limitations on our ability to pay cash dividends in the ordinary course of business in accordance with our dividend policy depending on our debt levels. We may also pay cash dividends whether or not in the ordinary course of business if our Leverage Ratio (as defined in the 2019 Credit Facilities) is less than 3.75:1.00. As of the date of this Annual Report on Form 20-F, this restriction does not currently apply. For a further discussion of the terms of the 2019 Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — 2019 Credit Facilities.”

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law. The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries. This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €40.4 million at December 31, 2020.

At the general shareholders’ meeting held on October 9, 2020, our shareholders approved a dividend of €0.162 for each Class A share, for an aggregate dividend of €68.9 million, which was paid to the Class A shareholders on October 28, 2020.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that profits for the year ended December 31, 2020, in the amount of €62 million be transferred to reserves.

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

At the general shareholders’ meeting held on October 9, 2020, our shareholders approved a dividend of €0.162 for each Class B share, for an aggregate dividend of €41.8 million, and a preferred dividend of €0.01 for each Class B share, for an aggregate preferred dividend of €2.6 million, which were paid to the Class B shareholders on October 28, 2020. It is worth noting that the treasury Class B shares did not receive the dividend mentioned above.

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

Our Class B ADSs have been listed and traded on the NASDAQ Global Select Market under the symbol “GRFS” since June 2, 2011. Each Class B ADS represents one Class B share.

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

Our Class B ADSs have been listed and traded on the NSADAQ Global Select Market under the symbol “GFRS” since June 2, 2011.

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia. The majority of the transactions conducted on them are done through the Spanish Automated Quotation System. During 2020, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Law 2/2011, of March 4, 2011, on Sustainable Economy (Ley de Economía Sostenible) amended the Securities Market Act’s provisions related to the requirements for annual reports on corporate governance and management reports. The Law also made certain corporate governance and shareholder disclosure recommendations in the Spanish Unified Good Governance Code for Listed Companies (Código Unificado de Buen Gobierno de las Sociedades Cotizadas), or CNMV Governance Code, regarding the composition of boards of directors and its committees and the qualification of directors as executive, proprietary or independent mandatory. The Spanish Good Governance Code for Listed Companies was approved in 2015 and further revised in June 2020. It unified the recommendations and principles that are applicable to Spanish listed companies; removed some principles and recommendations of the Unified Good Governance Code for Listed Companies that were written into Spanish legislation and introduced some recommendations on the corporate social responsibility of listed companies.

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

On June 26, 2020, the CNMV approved the partial review of the Spanish Good Governance Code for Listed Companies. The review updated and adapted various recommendations of such code to various intervening legal amendments approved since its publication and clarified the scope of others that had raised certain doubts. The four key elements of the reform were: (i) promoting the presence of women in boards of directors; (ii) greater importance of non-financial information and sustainability; (iii) more attention to reputational risk and, in general, non-financial risks; and (iv) clarification of aspects related to the remuneration of the board members.

As a result of the amendment of the Spanish Good Governance Code for Listed Companies referred to above, Circular 1/2020 of October 6, 2020, amended (i) Circular 5/2013 of June 12, 2020, by establishing a new template for the annual corporate governance report for listed public limited companies, savings banks and other entities that issue securities admitted for trading on official securities markets and (ii) Circular 4/2013 of June 12, 2020, by establishing a new template for the annual report on remuneration of directors of listed public limited companies and members of boards of directors and control committees of savings banks that issue securities admitted to trading on official securities markets.

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

At the general shareholders’ meeting held on October 9, 2020, the shareholders voted to amend our Articles of Association and the regulations of the General Shareholders’ Meeting with respect to the right to attend, proxy granting and representation at the General Shareholders’ Meeting, with the purpose of expressly establishing the possibility of attending the General Shareholders’ Meeting by remote, simultaneous and bidirectional connection via telematics means. The shareholders also renewed the delegation of authority to the Board for the derivative acquisition of treasury stock, thereby revoking and voiding the authorization granted to the Board during the General Shareholders’ Meeting held on May 29, 2015. Such authorization is granted for a maximum term of five years. Further, the shareholders renewed the delegation of authority to apply for the listing of the Class A shares on NASDAQ, via Class A ADSs, within three years following the date of the meeting.

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

As of December 31, 2020, our share capital was €119,603,705 and comprised:

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

Extraordinary meetings may be called by the Board whenever it deems it appropriate or at the request of one or more shareholders representing at least 3% of our share capital. The requesting shareholders must state in their request the matters to be addressed at the meeting. Per Spanish Law and the Articles of Association, we are required to publish a “calling of the meeting”, which sets forth the matters to be voted on at each general shareholders’ meeting, at least one month prior to the date set for the meeting in at least: (i) the Official Gazette of the Commercial Registry (Boletín Oficial del Registro Mercantil) or one of the local newspapers of wide circulation in the province where we are domiciled (currently Barcelona, Spain); (ii) CNMV’s website; and (iii) our website.

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

In accordance with the Spanish Companies Act, such subscription (or preemptive) rights may be waived under special circumstances by a resolution passed at a meeting of shareholders or the Board (such as when we listed on the Spanish Stock Exchanges), and the general shareholders’ meeting delegates to the Board the right to increase the share capital or to issue securities convertible into, or exchangeable for, shares and to waive subscription (or preemptive) rights). See Item 3 of this Part I, “Key Information — D. Risk Factors — Risks Relating to Our Shares and American Depositary Shares — Subscription (or preemptive) rights may be unavailable to U.S. holders of our shares or ADSs.”

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

426,129,798 Class A Shares are currently issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are currently issued and outstanding with a par value of €0.05 per share. As of December 31, 2020, our total share capital stands at €119,603,705.

Sinking Fund

The Articles of Association do not contain any sinking fund provisions.

C.	Material Contracts

The following contracts have been entered into by us within the two years immediately preceding the date of this annual report on Form 20-F or contain provisions under which we or another member of the Grifols Group has an obligation or entitlement that is material to us:

2017 Notes

For a summary of the material terms of the 2017 Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — The 2017 Notes.”

2019 Notes

For a summary of the material terms of the 2019 Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — The 2019 Notes.”

2019 Credit Facilities

For a summary of the material terms of the 2019 Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — 2019 Credit Facilities.”

European Investment Bank Term Loans

For a summary of the material terms of the European Investment Bank Term Loans, see Item 5 of this Part I, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Credit — European Investment Bank Term Loans.”

Acquisitions

For a summary of the material terms of our acquisitions substantially completed in 2018, 2019 and 2020, see Item 5 of this Part I, “Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Financial Condition and Results of Operations — Acquisitions.”

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

Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary securities market by any holder who is a resident of a country that has entered into a treaty for the avoidance of double taxation with Spain containing a clause of “exchange of information” (as defined in Law 36/2006, of November 30, 2006, related to measures to prevent tax fraud) will be exempt from taxation in Spain. In addition, under the Treaty, capital gains realized by an individual or entity upon the disposition of ADSs or shares will not be taxed in Spain. An individual or entity is required to establish that it is entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish 210 tax form, between January 1st and January 20th of the calendar year following the year in which the transfer of shares took place.

Spanish Wealth Tax

On September 16, 2011, Royal Decree 13/2011 approved the reintroduction of the Spanish wealth tax (originally introduced under Law 19/1991) for 2011 and 2012. The Spanish wealth tax has been extended to apply through 2020 (in 2013 pursuant to Law 16/2012, of December 27, 2012, adopting various tax measures aimed at strengthening public finances and economic activity, in 2014, pursuant to Law 22/2013, of December 23, 2013 on the General State Budget for 2014, in 2015 pursuant to Law 36/2014, of December 26, 2014, on the General State Budget for 2015, in 2016 pursuant to law 48/2015, of October 29, 2015, on the General State Budget for 2016, in 2017 pursuant to Royal Decree-Law 3/2016, of December 2, 2016, adopting measures in the tax field aimed at the consolidation of public finances and other urgent social security measures; in 2018 pursuant to law 6/2018, of July 3, 2018 on the General State Budget for 2019 pursuant to Royal Decree-Law 27/2018, of December 28, 2018, adopting certain measures related to tax and the cadaster, and in 2020, pursuant to Royal Decree-Law 18/2019 of December 27, 2019, adopting certain measures in taxation, cadaster and social security matters). As a result, individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax, which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If the tax authorities take this view, individuals subject to the Spanish wealth tax will be taxed at marginal rates of 0.2% to 2.5% (as published by the Spanish Ministry of Economy and Public Administrations) of the average market value of their shares or ADSs during the last quarter of the relevant year, subject to a tax-free allowance of €700,000.

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

The transfer of shares or ADSs may be subject to the Spanish Financial Transaction tax (the “Spanish FTT”). The Spanish law which implements the Spanish FTT (the “FTT Law”) was approved on October 7, 2020, and published in the Spanish Official Gazette (Boletín Oficial del Estado) on October 16, 2020. The Spanish FTT came into force three months after the publication of the FTT Law (i.e., on January 16, 2021) and will charge a 0.2% rate on specific acquisitions of listed shares issued by Spanish companies (including ADSs) whose market capitalization exceeds 1 billion euros (€1 billion) (this may be the case of Grifols), regardless of the jurisdiction of residence of the parties involved in the transaction. Transactions in the primary market (such as a capital increase) are exempt from the Spanish FTT. However, the Spanish FTT will subject other transactions involving the acquisition of shares or ADSs depending on the market capitalization of Grifols. Prospective investors are advised to seek their own professional advice in relation to the Spanish FTT.

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

With respect to any dividend we pay (including any preferred dividends on our Class B shares) you must include any Spanish tax withheld from the dividend payment in the gross amount of such dividend even though you do not in fact receive it. Dividends are taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive such dividend, actually or constructively. Such dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of a dividend distribution that you must include in your income as a U.S. Holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include a dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the shares or ADSs and thereafter as capital gain.

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

Taxation of Capital Gains

U.S. Holders

Subject to the PFIC rules discussed below, if you are a U.S. Holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. Holder is generally taxed at a maximum rate of 20% where such noncorporate U.S. Holder has a holding period greater than one year. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Passive Foreign Investment Company Considerations

We believe that our shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Certain elections (such as the mark-to-market election or the Qualified Electing Fund (“QEF”) election) may be available that would result in alternative treatments of the ADSs or shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Medicare Contribution Tax on Unearned Income

A U.S. Holder that is an individual is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder that is an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s undistributed “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s adjusted gross income for the taxable year over the amount at which the highest tax bracket begins for that taxable year ($12,950 for 2020). A U.S. Holder’s net investment income will generally include, among other items, the amount of gross dividend income and the amount of any net gains from such U.S. Holder’s disposition of your shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to income and gains in respect of their investment in the shares or ADSs.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2020, equity would have increased by €750.6 million (€799.6 million at December 31, 2019) and profit would have increased by €13.2 million (€16.3 million at December 31, 2019). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the U.S. dollar against the euro at December 31, 2020, and 2019, would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest Rate Risk

Our interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose us to cash flow interest rate risks. The purpose of managing interest rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

A significant part of the financing obtained during 2020 accrues interest at fixed rates. This fixed interest debt amounts to €2,675 million as of December 31, 2020, which represents 63% of our total debt in euros. The additional loans of €212.5 million in the aggregate from the European Investment Bank represent 5% of our total debt in euros.

Our senior euro denominated debt represented 40% of our total senior debt at December 31, 2020 and 38% at December 31, 2019. Total fixed-interest debt represented a total of 46% of debt at December 31, 2020, and 45% at December 31, 2019.

As of December 31, 2020, we were not participating in hedging of Euros or U.S. dollars. In previous years, the fair value of interest rate swaps, contracted to reduce the impact of rises in variable interest rates (LIBOR and EURIBOR), were accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

If the interest rate had been 100 basis points higher during 2020, the interest expense would have increased by €36.2 million. A 100 basis points decrease in interest rates during 2020 would have had the opposite effect for the amounts shown above.

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees. It has covered all such expenses incurred by us during 2020 for an amount of $2.5 million. The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

GLOSSARY OF TERMS

“AAT” means alpha1-antitrypsin, a protein that protects the lungs.

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

“ATIII” means intramuscular (hyperimmune) immunoglobulins.

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

“CMS” refers to the U.S. Centers for Medicare & Medicaid Services.

“CNMV” means the Comisión Nacional del Mercado de Valores.

“CPI-U” means the Consumer Price Index For All Urban Consumers, which measures the changes in the price of a basket of goods and services purchased by urban consumers.

“CPP” is the certificate of pharmaceutical product, a certificate issued in the format recommended by the WHO, which establishes the status of a pharmaceutical product and of the applicant for a certificate in the relevant exporting country.

“CSRC” refers to the Chinese Securities Regulatory Commission.

“DHPR” means dihydropyridine receptors.

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

“GMP” means good manufacturing practices.

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

“IFX” means infliximab, a medication used to treat Crohn’s Disease and Ulcerative Colitis.

“IG” means immune globulin, which contains the pooled IgG (immunoglobulin (antibody) G) extracted from plasma.

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

“Koate-DVI” is a medication is used to control and prevent bleeding episodes in people with low levels of factor VIII (hemophilia A).

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

“RFID” means Radio-Frequency Identification.

“SCIG” means subcutaneuos immune globulin, which is a blood product administered subcutaneously. It contains the pooled IgG (immunoglobulin (antibody) G) extracted from plasma and is mainly used as treatment in four major categories: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases, (iii) neurological diseases and (iv) acute infections.

“SME” means small and medium-sized enterprises.

“SYK-inhibitor” a new group of small molecule inhibitors which have been proposed as a therapy for both lymphoma and chronic lymphocytic leukemia.

“TMA” transcription mediated amplification, a technology that allows a clinical laboratory to perform assays for blood screening with fewer steps, less processing time, and faster results. It is used in molecular biology, forensics, and medicine for the rapid identification and diagnosis of pathogenic organisms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on their assessment under these criteria, our management believes that, at December 31, 2020, our internal control over financial reporting is effective.

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

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2020 and 2019, and breaks down these amounts by category of service:

	2020	2019
	(in thousands of euros)
Audit fees	5,567	5,080
Audit-related fees(1)	399	651
Tax fees	11	55
All other fees(2)	105	85
Total	6,082	5,871

(1)       Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors.

(2)       All other fees primarily relate to contract compliance services and review of non-financial information.

The table below sets forth the total fees paid to other auditors for services performed in the years 2020 and 2019, and breaks down these amounts by category of service:

	2020	2019
	(in thousands of euros)
Audit fees	58	62
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	58	62

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

As of December 31, 2020, we held 3.012,164 Class B shares and no Class B ADS’s in treasury. There were no purchases during the year.

The Buy-back Program

○n its meeting held on March 11, 2021, the Board of Directors of Grifols resolved to implement a buy-back program of Grifols’ own shares (the Buy-back Program), in accordance with the authorization granted by Grifols’ ordinary general shareholders’ meeting held on October 9, 2020, under item twelve of its agenda.

The Buy-back Program will be carried out pursuant to the provisions of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014, on market abuse (market abuse regulation) (the MAR) and Commission Delegated Regulation (EU) 2016/1052 of March 8, 2016, supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures (the Delegated Regulation, with the exception of article 2 para. 1(a) of the Delegated Regulation. The Delegated Regulation together with the MAR, the Buy-back Programme Rules).

The Buy-back Program was created with the goal of using Grifols’ own shares as a consideration in certain future acquisitions that Grifols may carry out (as Grifols has done in previous occasions).

The maximum number of shares to be acquired under the Buy-back Program is 6,875,549 Grifols’ shares, specifically 4,261,298 Class A shares and 2,614,251 Class B shares, representing approximately 1% of the share capital of Grifols. The maximum net investment is €125 million. The purchase of Class A and Class B shares shall be made on a pro-rata basis, in accordance with Grifols’ Articles of Association.

Grifols entrusted the execution of the Buy-back Program to an independent bank. This bank will make its decisions regarding the number of shares, share price and time at which any share purchase is carried out, independently of and without influence of Grifols, in accordance with the Buy-back Program Rules. Grifols will thus not exercise control over the bank’s decisions in this respect.

The Buy-back Program started on March 12, 2021, and will remain in force until June 14, 2021 (both days included). Nevertheless, Grifols reserved the right to early terminate the Buy-back Program under certain circumstances.

Item 16.F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G.	CORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2020) and those followed by NASDAQ-listed U.S. domestic issuers.

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

Item 19.	EXHIBITS

Exhibit Number	Description

1.1	Articles of Association (Estatutos) of Grifols, S.A. (English translation)*

2.1	Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636 filed July 12, 2012))

2.2	Amendment No. 2 to Deposit Agreement dated as of December 30, 2020 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder*

2.3	Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed March 9, 2011)

2.4	Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed May 18, 2009)

2.5	Senior Notes Indenture, dated as of April 26, 2017, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

2.6	Form of 3.200% Senior Note (included as Exhibit A to Exhibit 2.5)

2.7	Senior Notes Indenture, dated as of November 15, 2019, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

2.8	Form of 1.625% Senior Note due 2025 (included as Exhibit A to Exhibit 2.7)

2.9	Form of 2.250% Senior Note due 2027 (included as Exhibit B to Exhibit 2.7)

4.1	Share and Asset Purchase Agreement, dated November 10, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. (f/k/a G-C Diagnostics Corp.) and Grifols, S.A. (incorporated herein by reference to Exhibit 4.1 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)†

Exhibit Number	Description

4.2	Amendment No. 1 to Share and Asset Purchase Agreement, dated December 27, 2013, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. and Grifols, S.A. (incorporated herein by reference to Exhibit 4.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)

4.3	Amendment No. 2 to Share and Asset Purchase Agreement, dated January 9, 2014, among Novartis Vaccines and Diagnostics, Inc., Novartis Corporation, Grifols Diagnostic Solutions Inc. and Grifols, S.A. (incorporated herein by reference to Exhibit 4.3 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 4, 2014)†

4.4	Asset Purchase Agreement by and among Hologic, Inc., Grifols Diagnostic Solutions, Inc. and Grifols, S.A., dated as of December 14, 2016 (incorporated herein by reference to Exhibit 4.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

4.5	Agreement for Assets Purchase by Share Issue by and between Shanghai RAAS Blood Products Co., Ltd. And Grifols, S.A., dated as of March 7, 2019 (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 5, 2019)

4.6	Credit and Guaranty Agreement, dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

4.7	Description of Securities*

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-6 of this annual report on Form 20-F)

10.1	Plasma Supply Agreement, dated as of February 5, 2019, among Grifols, S.A., Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema AG (incorporated herein by reference to Exhibit 10.1 of our Annual Report on Form 20-F/A (File No. 001-35193) filed on April 23, 2019)

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101	Interactive Data File

* Filed herewith.

† Portions of the exhibit have been omitted pursuant to an order granting confidential treatment dated June 30, 2014 by the Commission.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2020 and 2019

SUMMARY

•	Consolidated financial statements
	▪	Consolidated Balance Sheets	F-7
	▪	Consolidated Statements of Profit and Loss	F-9
	▪	Consolidated Statements of Comprehensive Income	F-10
	▪	Consolidated Statements of Cash Flows	F-11
	▪	Statements of Changes in Consolidated Equity	F-12

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2020 and 2019

SUMMARY

•	Appendices
	▪	Appendix I Information on Group Companies, Associates and Others	F-116
	▪	Appendix II Operating Segments	F-122
	▪	Appendix III Changes in Other Intangible Assets	F-124
	▪	Appendix IV Movement in Rights of Use	F-126
	▪	Appendix V Movement in Property, Plant and Equipment	F-128
	▪	Appendix VI Statement of Liquidity for Distribution of Interim Dividend	F-130

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Grifols, S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the Company) as of 31 December  2020 and 2019, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and cash flows for each of the years in the three-year period ended 31 December 2020, and the related notes and Appendix I to VI (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2020, in conformity with International Financial Reporting Standard as issued by the International Accounting Standard Board and International Financial Reporting Standards as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the Diagnostic goodwill impairment analysis

As discussed in Notes 4 and 7 to the consolidated financial statements, the goodwill balance as of 31 December 2020 was Euros 5,332,271 thousand, of which Euros 2,433,032 thousand related to the Diagnostic cash generating unit (CGU). The Company calculates the recoverable amount of goodwill on an annual basis and whenever there is an indication that goodwill may be impaired.

We identified the evaluation of the goodwill impairment analysis for the Diagnostic CGU as a critical audit matter. Significant auditor judgment was required to evaluate the Company’s impairment test which was performed using a discounted cash flow model. The discounted cash flow model included assumptions related to future cash flows, the perpetual growth rate and the discount rate. Minor changes to these assumptions, particularly perpetual growth rate and the discount rate, could have a significant effect on the Company’s assessment of the carrying value of the goodwill.

The primary procedures we performed to address this critical audit matter included the following:

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment assessment process, including controls related to the determination of the fair value less costs of disposals/recoverable amount of the Diagnostic CGU, and the development of the perpetual growth rate and discount rate assumptions.

We involved a valuation professional with specialized skills and knowledge, who assisted in:

-	Evaluating the Company’s perpetual growth rate for the Diagnostic CGU, by comparing the coherence of the estimate with publicly available market data for comparable entities.

-	Evaluating the discount rate by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

-	Analysis of the reasonableness of the Discounted Cash Flow (“DCF”) valuation methodology used to calculate the recoverable amount.

We challenged the Company’s valuation methodology by performing sensitivity analyses over the perpetual growth rate and discount rate assumptions and comparing the results to the carrying amount.

We evaluated the Company’s ability to forecast the cash flow projections by comparing the historical projections to actual results and the business plans approved by the Company’s governing bodies.

/s/ KPMG Auditores, S.L.

We have served as the Company’s auditor since 1990

Barcelona, Spain

9 April 2021

GRIFOLS, S.A.  AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2020 and 2019

(Expressed in thousands of Euros)

Assets	31/12/20	31/12/19
Goodwill (note 7)	5,332,271	5,507,063
Other intangible assets (note8)	1,557,650	1,433,534
Rights of use (note 9)	678,696	703,858
Property, plant and equipment (note 10)	2,324,107	2,159,545
Investment in equity-accounted investees (note 11)	1,869,020	114,473
Non-current financial assets
Non-current financial assets measured at fair value	3,008	7
Non-current financial assets at amortized cost	195,149	138,923
Total non-current financial assets (note 12)	198,157	138,930
Deferred tax assets (note 28)	149,921	123,024
Total non-current assets	12,109,822	10,180,427
Inventories (note 13)	2,002,281	2,342,590
Trade and other receivables
Trade receivables	383,233	369,797
Other receivables	72,360	82,509
Current income tax assets	64,565	38,269
Trade and other receivables (note 14)	520,158	490,575
Other current financial assets (note 12)
Current financial assets measured at fair value	—	1,716,738
Current financial assets at amortized cost	11,118	12,188
Total current financial assets (note 12)	11,118	1,728,926
Other current Assets	51,750	58,111
Cash and cash equivalents (note 15)	579,647	741,982
Total current assets	3,164,954	5,362,184
Total assets	15,274,776	15,542,611

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2020 and 2019

(Expressed in thousands of Euros)

Equity and liabilities	31/12/20	31/12/19
Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	3,776,932	3,009,599
Treasury stock	(43,734)	(49,584)
Interim dividend	—	(136,828)
Profit for the year attributable to the Parent	618,546	625,146
Total equity	5,382,076	4,478,665
Other comprehensive Income	(1,155)	(903)
Translation differences	(272,529)	344,357
Other comprehensive expenses	(273,684)	343,454
Equity attributable to the Parent (note 16)	5,108,392	4,822,119
Non-controlling interests (note 18)	1,611,663	2,023,649
Total equity	6,720,055	6,845,768
Liabilities
Grants (note 19)	17,008	11,377
Provisions (note 20)	27,271	8,030
Non-current financial liabilities (note 21)	6,602,100	6,846,068
Other non-current liabilities	16,391	983
Deferred tax liabilities (note 28)	556,813	463,827
Total non-current liabilities	7,219,583	7,330,285
Provisions (note 20)	11,175	53,109
Current financial liabilities (note 21)	424,612	361,312
Current debts with related companies	—	1,258
Trade and other payables
Suppliers	601,618	581,882
Other payables	141,089	165,632
Current income tax liabilities	3,482	5,966
Total trade and other payables (note 22)	746,189	753,480
Other current liabilities (note 23)	153,162	197,399
Total current liabilities	1,335,138	1,366,558
Total liabilities	8,554,721	8,696,843

Total equity and liabilities	15,274,776	15,542,611

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

at December 2020, 2019 and 2018

(Expressed in thousands of Euros)

	31/12/20	31/12/19	31/12/18
Continuing Operations
Net revenue (notes 6 and 24)	5,340,038	5,098,691	4,486,724
Cost of sales	(3,084,873)	(2,757,459)	(2,437,164)
Gross Margin	2,255,165	2,341,232	2,049,560
Research and Development	(294,216)	(276,018)	(240,661)
Selling, General and Administration expenses	(985,616)	(942,821)	(814,775)
Operating Expenses	(1,279,832)	(1,218,839)	(1,055,436)
Profit/(loss) of equity accounted investees with similar activity to that of the Group (note 11)	20,799	8,972	—
Operating Result	996,132	1,131,365	994,124
Finance income	8,021	114,197	13,995
Finance costs	(249,639)	(342,965)	(293,273)
Change in fair value of financial instruments	55,703	1,326	—
Impairment of financial assets at amortized cost	—	(37,666)	30,280
Exchange differences	8,246	(9,616)	(8,246)
Finance result (note 27)	(177,669)	(274,724)	(257,244)
Profit/(loss) of equity accounted investees (note 11)	60,166	(39,538)	(11,038)
Profit before income tax from continuing operations	878,629	817,103	725,842
Income tax expense (note 28)	(169,639)	(168,459)	(131,436)
Profit after income tax from continuing operations	708,990	648,644	594,406
Consolidated profit for the year	708,990	648,644	594,406
Profit attributable to the Parent	618,546	625,146	596,642
Loss attributable to non-controlling interest (note 18)	90,444	23,498	(2,236)

Basic earnings per share (Euros) (see note 17)	0.90	0.91	0.87
Diluted earnings per share (Euros) (see note 17)	0.90	0.91	0.87

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2020, 2019 and 2018

(Expressed in thousands of Euros)

	31/12/20	31/12/19	31/12/18
Consolidated profit for the year	708,990	648,644	594,406
Items for reclassification to profit or loss
Translation differences	(747,221)	33,256	268,557
Equity accounted investees (note 11) / Translation differences	21,916	(4,360)	(9,270)
Other	(252)	(349)	102
Other comprehensive income for the year, after tax	(725,557)	28,547	259,389

Total comprehensive income for the year	(16,567)	677,191	853,795
Total comprehensive income attributable to the Parent	1,408	641,772	856,598
Total comprehensive income attributable to non-controlling interests	(17,975)	35,419	(2,803)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 2020, 2019 and 2018

(Expressed in thousands of Euros)

	31/12/20	31/12/19	31/12/18
Cash flows from operating activities
Profit before tax	878,629	817,103	725,842
Adjustments for:	409,766	569,960	454,378
Amortization and depreciation (note 26)	321,533	302,455	228,609
Other adjustments:	88,233	267,505	225,769
(Profit) / losses on equity accounted investments (note 11)	(80,965)	30,566	11,038
Impairment of assets and net provision charges	(17,148)	(19,518)	(23,657)
(Profit) / losses on disposal of fixed assets (note 8, 9 and 10)	1,067	1,399	(6,700)
Government grants taken to income (note 19)	(1,683)	(1,388)	(1,166)
Finance cost / (income)	170,535	255,841	232,962
Other adjustments	16,427	605	13,292
Change in operating assets and liabilities	106,283	(481,537)	(112,639)
Change in inventories	164,631	(323,748)	(231,670)
Change in trade and other receivables	(35,429)	(99,374)	(13,141)
Change in current financial assets and other current assets	(20,600)	(13,871)	(3,092)
Change in current trade and other payables	(2,319)	(44,544)	135,264
Other cash flows used in operating activities	(284,342)	(336,593)	(330,153)
Interest paid	(155,788)	(236,179)	(225,146)
Interest recovered	3,773	9,487	6,862
Income tax (paid) / received	(131,510)	(107,797)	(111,585)
Other recovered (paid)	(817)	(2,104)	(284)
Net cash from operating activities	1,110,336	568,933	737,428
Cash flows from investing activities
Payments for investments	(858,387)	(551,497)	(852,536)
Group companies, associates and business units (notes 3, 2 (b) and 11)	(468,589)	(119,745)	(524,081)
Property, plant and equipment and intangible assets	(362,560)	(412,305)	(307,722)
Property, plant and equipment	(280,154)	(310,383)	(231,983)
Intangible assets	(82,406)	(101,922)	(75,739)
Other financial assets	(27,238)	(19,447)	(20,733)
Proceeds from the sale of investments	272	2,708	70,669
Property, plant and equipment	272	2,708	550
Other financial assets	—	—	70,119
Net cash used in investing activities	(858,115)	(548,789)	(781,867)
Cash flows from financing activities
Proceeds from and payments for financial liability instruments	(243,373)	(7,515)	37,418
Issue	108,541	120,079	179,350
Redemption and repayment	(351,914)	(127,594)	(141,932)
Dividends and interest on other equity instruments	(103,075)	(234,271)	(275,783)
Dividends paid	(113,230)	(238,740)	(278,841)
Dividends received	10,155	4,469	3,058
Other cash flows from / (used in) financing activities	(7,953)	(90,552)	4,661
Financing costs included on the amortised costs of the debt	(9,227)	(84,346)	—
Other amounts from / (used in) financing activities	1,274	(6,206)	4,661
Transaction with minority interests with no loss of control (note 3)	—	(18)	386,207
Net cash from/(used in) financing activities	(354,401)	(332,356)	152,503
Effect of exchange rate fluctuations on cash	(60,155)	20,402	39,207
Net increase in cash and cash equivalents	(162,335)	(291,810)	147,271
Cash and cash equivalents at beginning of the year	741,982	1,033,792	886,521
Cash and cash equivalents at year end	579,647	741,982	1,033,792

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A.  AN SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2020, 2019 and 2018

(Expressed in thousands of Euros)

	Attributable to shareholders of the Parent
							Accumulated other comprehensive income
										Equity
				Profit attributable					Other	attributable
	Share	Share		to	Interim	Treasury	Translation	Available for sale	comprehensive	to	Non-controlling
	Capital	Premium	Reserves	Parent	dividend	Stock	differences	financial assets	income	Parent	interests	Equity
Balance at December 2017	119,604	910,728	2,027,648	662,700	(122,986)	(62,422)	89,537	4,926	(656)	3,629,079	4,886	3,633,965
Impact of new IFRS	—	—	29,562	—	—	—	—	(4,926)	—	24,636	—	24,636
Balance at December 2017 adjusted	119,604	910,728	2,057,210	662,700	(122,986)	(62,422)	89,537	—	(656)	3,653,715	4,886	3,658,601
Translation differences	—	—	—	—	—	—	259,854	—	—	259,854	(567)	259,287
Available for sale financial assets	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	102	102	—	102
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	259,854	—	102	259,956	(567)	259,389
Profit/(loss) for the year	—	—	—	596,642	—	—	—	—	—	596,642	(2,236)	594,406
Total comprehensive income / (expense) for the year	—	—	—	596,642	—	—	259,854	—	102	856,598	(2,803)	853,795
Net change in treasury stock (note 16 (d))	—	—	—	—	—	6,981	—	—	—	6,981	—	6,981
Acquisition / Divestment of non-controlling interests (note 16 (c))	—	—	(3,462)	—	—	—	—	—	—	(3,462)	469,010	465,548
Other changes	—	—	(9,437)	—	—	—	—	—	—	(9,437)	(43)	(9,480)
Interim dividend	—	—	—	—	(136,747)	—	—	—	—	(136,747)	—	(136,747)
Distribution of 2017 profit:
Reserves	—	—	539,714	(539,714)	—	—	—	—	—	—	—	—
Dividends	—	—	(142,094)	—	—	—	—	—	—	(142,094)	—	(142,094)
Interim dividend	—	—	—	(122,986)	122,986	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	384,721	(662,700)	(13,761)	6,981	—	—	—	(284,759)	468,967	184,208
Balance at 31 December 2018	119,604	910,728	2,441,931	596,642	(136,747)	(55,441)	349,391	—	(554)	4,225,554	471,050	4,696,604

	Attributable to shareholders of the Parent
							Accumulated other comprehensive income
										Equity
				Profit attributable					Other	attributable
	Share	Share		to	Interim	Treasury	Translation	Available for sale	comprehensive	to	Non-controlling
	Capital	Premium	Reserves	Parent	dividend	Stock	differences	financial assets	income	Parent	interests	Equity
Translation differences	—	—	—	—	—	—	16,975	—	—	16,975	11,921	28,896
Other comprehensive income	—	—	—	—	—	—	—	—	(349)	(349)	—	(349)
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	16,975	—	(349)	16,626	11,921	28,547
Profit/(loss) for the year	—	—	—	625,146	—	—	—	—	—	625,146	23,498	648,644
Total comprehensive income / (expense) for the year	—	—	—	625,146	—	—	16,975	—	(349)	641,772	35,419	677,191
Net change in treasury stock (note 16 (d))	—	—	—	—	—	5,857	—	—	—	5,857	—	5,857
Acquisition / Divestment of non-controlling interests (note 16 (c))	—	—	220,976	—	—	—	(22,009)	—	—	198,967	1,517,180	1,716,147
Other changes	—	—	(11,291)	—	—	—	—	—	—	(11,291)	—	(11,291)
Interim dividend	—	—	—	—	(136,828)	—	—	—	—	(136,828)	—	(136,828)
Distribution of 2018 profit:
Reserves	—	—	459,895	(459,895)	—	—	—	—	—	—	—	—
Dividends	—	—	(101,912)	—	—	—	—	—	—	(101,912)	—	(101,912)
Interim dividend	—	—	—	(136,747)	136,747	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	567,668	(596,642)	(81)	5,857	(22,009)	—	—	(45,207)	1,517,180	1,471,973
Balance at 31 December 2019	119,604	910,728	3,009,599	625,146	(136,828)	(49,584)	344,357	—	(903)	4,822,119	2,023,649	6,845,768
Translation differences	—	—	—	—	—	—	(616,886)	—	—	(616,886)	(108,419)	(725,305)
Other comprehensive income	—	—	—	—	—	—	—	—	(252)	(252)	—	(252)
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	(616,886)	—	(252)	(617,138)	(108,419)	(725,557)
Profit/(loss) for the year	—	—	—	618,546	—	—	—	—	—	618,546	90,444	708,990
Total comprehensive income / (expense) for the year	—	—	—	618,546	—	—	(616,886)	—	(252)	1,408	(17,975)	(16,567)
Net change in treasury stock (note 16 (d))	—	—	—	—	—	5,850	—	—	—	5,850	—	5,850
Acquisition / Divestment of non-controlling interests (note 16 (c))	—	—	405,698	—	—			—	—	405,698	(405,698)	—
Other changes	—	—	(13,453)	—	—			—	—	(13,453)	11,687	(1,766)
Distribution of 2019 profit:
Reserves	—	—	488,318	(488,318)	—	—	—	—	—	—	—	—
Dividends	—	—	(113,230)	—	—	—	—	—	—	(113,230)	—	(113,230)
Interim dividend	—	—	—	(136,828)	136,828	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	767,333	(625,146)	136,828	5,850	—	—	—	284,865	(394,011)	(109,146)

Balance at 31 December 2020	119,604	910,728	3,776,932	618,546	—	(43,734)	(272,529)	—	(1,155)	5,108,392	1,611,663	6,720,055

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

(2) Basis of Presentation

The consolidated financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated financial statements for 2020 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) which for Grifols Group purposes, are identical to the standards as endorsed by the International Financial Reporting Standards as adopted by the European Union (IFRS-EU) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2020, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended.

These consolidated financial statements for 2020 show comparative figures for 2019 and voluntarily show figures for 2018 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss and the consolidated balance sheets for 2020, 2019 and 2018, the effects of the application new standards described in note 2 must be taken into account.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its financial statements under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by Spanish capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Board of Directors of Grifols, S.A. considers that these consolidated financial statements for 2020 authorized for issue at their meeting held on 6 April 2021, will be approved by the shareholders without any modifications.

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2020 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

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

•	Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•	Determination the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3.

•	Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•	Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 29.

•	The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(s) and 28).

•	Determination of chargebacks made to certain customers in the United States (see note 4 r)

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

(b)	Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2020, 2019 and 2018, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

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

Changes in associates and jointly controlled entities are detailed in note 11.

Changes in subsidiaries

In 2020:

•	Grifols Diagnostic Solutions, Inc.

On 30 March 2020, Grifols closed a shares exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols delivered 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange received 1,766 million of SRAAS shares (representing 26.2% of the share capital). Thus, Grifols becomes the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS (see note 11).

•	Plasmavita Healthcare GmbH

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unaffected after the contribution. However, in assessing the existence of control due to the new shareholders’ agreement signed on this date, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated (see note 3).

•	Alkahest, Inc.

On 2 September 2020, the Group reached an agreement with the shareholders of Alkahest Inc. (“Alkahest”) to acquire 57.55% of Alkahest’s shares for a total price of US Dollars 146 million, on a debt free basis (see note 3).

•	Green Cross

On 20 July 2020, Grifols executed share purchase arrangements with the South Korean-based GC Pharma (Group) (“GC Pharma”) and other investors for the purchase of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, (the “Factories”) and 11 plasma collection centers located in the United States (“the “Donation Centers”), for a total consideration of US Dollars 457 million, on a debt free basis. Grifols will not require supplementary financing for this Transaction. On 1 October 2020, the transaction was closed (see note 3).

•	VCN Biosciences, S.L.

On 2 December 2020, VCN Biosciences, S.L. carried out a share capital increase of Euros 5 million. Consequently, the Group interest rises from 81.34% to 86.83%.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

In 2019:

•	Interstate Blood Bank

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory In April 2019, the Group exercised the call option and has completed the acquisition of the remaining shares of the IBBI companies (see note 3).

•	Progenika Biopharma

On 24 July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceased to have non-controlling interest (see notes 18 and 16 (c)).

•	Araclon Biotech, SL

On 16 April 2019 and 3 December 2019 Araclon Biotech, S.L carried out two share capital increases of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1% (see notes 18 and 16 (c)).

•	Instituto Grifols, S.A.

With effect as of 1 January 2019, Instituto Grifols, S.A. and Gri-Cel, S.A. entered into a merger agreement. The surviving company was Instituto Grifols, S.A.

In 2018:

•	Biotest US Corporation and Haema AG

On 28 December 2018, Grifols sold Biotest US Corporation and Haema AG to Scranton Enterprises B.V. for a global amount of US Dollars 538,014 thousand. Scranton is an existing shareholder of Grifols (see note 3).

•	Biotest US Corporation

On 1 August 2018, Grifols, through its subsidiary Grifols Shared Services North America, Inc. completed the acquisition of 100% of the shares in Biotest US Corporation for a price of US Dollars 286,454 thousand, after obtaining the consent of the US Federal Trade Commission (see note 3).

•	Haema AG

On 19 March 2018, Grifols entered into an agreement with Aton GmbH for the purchase of 100% of the shares of German based pharmaceutical company Haema AG, in exchange for a purchase price of Euros 220,191 thousand on a debt free basis. The closing of this transaction took place in June 2018 (see note 3).

•	Goetech LLC

On 26 January 2018, Grifols through its subsidiary Grifols Shared Services North America, Inc, subscribed a capital increase in the amount of US Dollars 98 million in the U.S company Goetech LLC, based in Denver, Colorado, trading as Medkeeper. As a result, Grifols reached a 54.76% interest in Medkeeper and a majority position on the board of directors.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

•	Aigües Minerals de Vilajuïga, S.A.

On 12 January 2018 the Group acquired the remaining 50% of the voting rights of Aigües Minerals de Vilajuïga, S.A. and consequently Grifols held 100% of the voting rights for a total amount of Euros 550 thousand.

(c)	Amendments to IFRS in 2020, 2019 and 2018

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated financial statements of the Group.

Effective date in 2018

Mandatory application for annual periods beginning on or after:
Standards		IASB effective date	EU effective date
IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018	1 January 2018
IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018	1 January 2018
IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018	1 January 2018
IFRS 2	Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018	1 January 2018
IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4	1 January 2018	1 January 2018
IFRS 9	Insurance Contracts (issued on 12 September 2016)
IFRIC 22	IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration (issued on 8 December 2016)	1 January 2018	1 January 2018
IAS 40	Amendments to IAS 40: Transfers of Investment Property (issued on 8 December 2016)	1 January 2018	1 January 2018
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016)	1 January 2018	1 January 2018

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

At 31 of December 2018, Group management considered that the credit risk for “Trade and other receivables” was low according to the payment behavior of customers, as well as based on the historical experience of credit loss in the Group (2017: 0.19%, 2016: 0.17% and 2015: 0.13%).

As a result of applying this methodology, at 31 December 2018, the amount of impairment for estimated loss estimated for “Trade and other receivables” was not significant, nor did it differ significantly from the amount recognized under the impairment model of loss incurred set out in IAS 39.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

The application of these standards and interpretations has not had any significant impact on the consolidated financial statements, except for IFRS 16 “Leases”, as follows:

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

The Group adopted IFRS 16 for the first time on 1 January 2019, but did not restated comparative figures for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules were therefore recognized in the opening balance sheet at 1 January 2019.

On 1 January 2019 there was no impact on equity due to the first-time application of IFRS 16.

The main policies, estimates and criteria for the application of IFRS 16 are as follows:

•	Scope: IFRS 16 evaluation considers all the contracts in which the Group acts as lessee, except for contracts between the Group companies and the cancelable contracts.

•	Transition approach: The Group opted to implement IFRS 16 using the modified retrospective approach, whereby the right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application. When applying this modified retrospective approach, the Group did not re-express the comparative information.

•	Discount rates: under IFRS 16, a lessee discounts the future lease payments using the interest rate implicit in the lease if that rate can be readily determined. Otherwise, the lessee uses the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan over a similar term, and with similar security, to obtain an asset of a similar value to the right–of-use asset.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

At 31 December 2020, an incremental effective interest rate has been applied and varies from 1.55% to 7.21% depending on the geographical area and the term of the lease agreement at the transition date (2.07% to 8.18% at 31 December 2019).

•	The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral extension or termination option and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account.

The Group leases several buildings, equipment and vehicles. Leases agreements are usually made for fixed periods, as shown below:

Average lease term
Buildings and warehouses	10 to 15 years
Donor centers	13 to 15 years
PCs and hardware	3 to 5 years
Machinery	4 to 5 years
Vehicles	3 to 5 years

The lease terms of the agreements are negotiated on an individual basis and contain a wide range of terms and conditions.

•	Accounting policies applied during transition: The Group has employed the following practical expedients when applying the simplified method to leases previously carried as operating leases under IAS 17 Leases:

○	Non-application of IFRS 16 to agreements that were not previously deemed to contain a lease under IAS 17 and IFRIC 4 “Determining whether an arrangement contains a lease”.

○	Exclusion of the initial direct costs from the measurement of the right-of-use asset on the date of first-time adoption.

○	Exclusion of leases that expire within 12 months as from the date of first-time adoption.

○	Exclusion of leases in which the underlying asset has a low value.

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

The Group’s activities as a lessor are immaterial, and therefore the application of IFRS 16 did have a significant impact on the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

IFRIC 23 - “Uncertainty in the treatment of income taxes”

IFRIC 23 “Uncertainty in the treatment of income taxes” clarifies how to apply the recognition and measurement requirements of IAS 12 “Income taxes” when there is uncertainty as to the treatment of income taxes. In this situation, an entity reflects the effect of uncertainty when determining taxable earnings, tax bases, unused tax losses, unused tax credits and tax rates.

Grifols did not identify significant uncertain tax lawsuits, and consequently the application of the criteria contained in the mentioned interpretation did not have a significant impact on Grifols for fiscal year 2019. This evaluation consisted of a review of the criteria applied to estimate income tax and the tax loss carryforwards and deductions to be offset, and it was determined that these comply substantially with the current tax regulations where Grifols operates. In this evaluation, it was considered that the deferred tax assets, mainly for tax credits for tax losses carryforwards and deductions to be offset, is the main line item that includes assumptions and uncertainties to estimate their recognition (see note 28(b)). The recognition and/or recoverability of such assets is based on the ability to generate future taxable profits. In this analysis, the following assumptions are considered:

•         Future taxable income based on the economic plans and budgets approved for the various Grifols Group companies,

•         Tax regulation of the different countries in which they operate,

•         Scheduled calendar for reversal of deferred tax liabilities.

In this regard, the Group estimated that of the total amount of tax credits for tax losses recognized in the balance sheet as of December 31, 2019 amounting Euros 60.7 million, about Euros 48 million will be recovered in a period of less than 5 years. In relation to the unused deductions, mainly for R&D and donations to non-profit entities, practically the entire amount will be applied in seven years.

Finally, a scenario of discrepancies with the taxation authorities that imply the need to make significant adjustments to the tax result or the balances of assets and/or liabilities related to the income tax was considered unlikely based on our experience of the different tax inspections carried out in the different jurisdictions where Grifols operates.

Effective in 2020

Mandatory application for annual periods
Standards		EU effective date	IASB effective date
IAS 1	Definition of Material (issued on 31 October 2018)	1 January 2020	1 January 2020
IAS 8
Various	Amendments to references to the Conceptual Framework in IFRS Standards (issued on 29 March 2018)	1 January 2020	1 January 2020
IFRS 3	Amendment to IFRS 3 Business Combination (issued on 22 October 2018)	1 January 2020	1 January 2020
IFRS 9 IAS 39 IFRS 7	Interest rate Benchmark Reform (issued on 26 September 2019)	1 January 2020	1 January 2020
IFRS 16	As a consequence of the Covid 19 - Related Rent concessions (issued on 28 May 2020)	1 June 2020	1 June 2020

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Standards issued but not effective in 2020

Mandatory application for annual periods
Standards		EU effective date	IASB effective date
IFRS 4	Amendments to IFRS 4 Insurance Contracts - deferral to IFRS 19 (issued on 25 June 2020)	1 January 2021	1 January 2021
Various	Amendments on 14 May 2020 to:
- IFRS 3 Business combinations: references to the Conceptual Framework
	- IAS 16 Property, Plant and equiment: proceeds before Intended Use	pending	1 January 2022
- IAS 37 Provisions, Contigent Liabilities and Contigent Assets: Onerous contracts - Cost of Fulfilling a contract
- Annual improvements 2018-2020: IFRS 1, IFRS 9, IFRS 16 and IAS 41
Various	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	pending	1 January 2021
IFRS 17	Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)	pending	1 January 2023
IAS 1	Classification of Liabilities as Current or Non-Current (issued on 23 January 2020)	pending	1 January 2023

The Group has not applied any of these standards or interpretations in advance of their effective date.

The application of these standards and interpretations is not expected to have any significant impact on the consolidated financial statements.

(3)	Business Combinations

2020

(a)	Plasmavita

In November 2017, Grifols established Plasmavita Healthcare GmbH (hereinafter Plasmavita), a joint venture between Grifols (50%) and two other partners (50%) for the construction and operation of 10 plasma donor centers in Germany.

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unchanged after the contribution. However, in assessing the existence of control due to new shareholder agreement signed on this date, the following has been concluded:

-	Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Plasmavita and the distribution of dividends. Grifols has the power to make key business decisions.

-	Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee.

-	Grifols has the casting vote to distribute dividends.

Considering the above, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

Thousands of Euros
Consideration paid
Cash paid	10,000
Total consideration paid	10,000
Fair value of the previous investment in the company	10,674
Fair value of net assets acquired	21,374
Minority interest	(10,687)
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	9,987

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

Fair Value
Thousand of Euros
Intangible assets (note 8)	177
Rights of use (note 9)	7,856
Property, plant and equipment (note 10)	6,506
Investment in group companies	9,548
Non-current financial assets	5,017
Inventories	1,114
Trade and other receivables	811
Other current assets	333
Cash and cash equivalents	359
Total assets	31,721
Deferred tax liabilities	(1,364)
Other non current liabilites	(7,575)
Current liabilities	(1,408)
Total liabilities and contingent liabilities	(10,347)
Total net assets acquired	21,374

The resulting goodwill has been allocated to the Bioscience segment, and it includes the donor data base, licenses and workforce

If the acquisition had taken place on 1 January 2020, the net amount of the Group´s revenue and profit would not have differed significantly.

The revenue and consolidated profit of Plasmavita between the acquisition date and 31 December 2020 are not significant for the Group. The difference between the fair value of the previous investment and the book value amounted to Euros 5,357 thousand and has been recognized as income under “Profit/(loss) of equity accounted investees with similar activity to that of the Group” in the consolidated statement of profit and loss. The minority interest’s share of the contribution made amounts to Euros 5 million and has been recognized as a loss under the same line item.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b)	Alkahest, Inc.

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. (“Alkahest”) for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand), which was subject to approval by regulatory authorities. As part of the agreement, the Group had:

•	Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Alkahest and the distribution of dividends. Grifols has the power to decide on key business decisions.

•	Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee.

Considering the above, it can be concluded that Grifols has control over Alkahest and, therefore, it is considered part of the group and it has been fully consolidated. Until that date, the previous 42.45% stake in Alkahest was recorded using the equity method. The difference between the fair value of the previous investment and the book value amounted to Euros 86,743 thousand (US Dollars 102,552 thousand) and was been recognized as income under “Profit/(loss) of equity accounted investees” in the consolidated statement of profit and loss.

On 15 October 2020, and as a result of the aforementioned share purchase agreement, Grifols proceeded to acquire 57.55% of the capital of Alkahest. After the transaction, the Group owns 100% of the company’s share capital. Given that Grifols already had control of Alkahest, the transaction has been recorded as an agreement with the non-controlling interest, which has meant the recognition of a liability at amortized cost of Euros 121,149 thousand (US Dollars 143,706 thousand) and a decrease in “Non-controlling interests” in the amount of Euros 121,486 thousand (US Dollars 143,307 thousand), net of recorded losses and “Other reserves” in the amount of Euros 337 thousand (US Dollars 399 thousand).

At 31 December 2020, the amount payable totals Euros 100,492 thousand and is presented under the line item “Current financial liabilities”. This amount has been settled on February 1, 2021 (see note 21).

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

		Thousand of US
	Thousand of Euros	Dollars
Cost of the business combination
First repurchase of non-controlling interests	18,797	22,235
Second repurchase of non-controlling interests (discounted amount)	104,628	123,765
Total business combination cost	123,425	146,000

Fair value of the previous investment in the company	91,023	107,671
Fair value of net assets acquired	140,076	165,696
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	74,372	87,975

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair Value
	Thousand of Euros	Thousand of US Dollars
Other Intangible Assets (note 8)	265,617	314,198
Property, plant and equipement (note 10)	4,970	5,879
Other non current assets	178	210
Trade and other reeceivables	2,552	3,019
Other current assets	1,609	1,904
Cash and cash equivalents	7,563	8,946
Total assets	282,489	334,156
Non-current financial liabilities	(42,269)	(50,000)
Deferred tax liability	(74,372)	(87,975)
Other non-current liabilities	(19,644)	(23,237)
Trade and other payables	(1,863)	(2,204)
Other current liabilities	(4,265)	(5,044)
Total Liabilities	(142,413)	(168,460)
Fair value of net assets acquired	140,076	165,696

The resulting goodwill has been allocated to the Others segment and it mainly includes the workforce.

The fair value of research and clinical development projects in process that include products for neurodegenerative disorders, neuromuscular and ophthalmologic diseases have been estimated according to an income approach based on risk-adjusted discounted free cash flows.

Had the acquisition taken place on 1 January 2020, the net amount of the Group´s revenue would not have changed significantly and the net profit would have decreased by Euros 30,045 thousand. The profit of Alkahest between the acquisition date and 31 December 2020 amounted to Euros (12,317) thousand. The amount of net revenue has not changed significantly.

(c)	Green Cross

On 20 July 2020, Grifols signed share purchase arrangements with the South Korean based GC Pharma Group and other investors for the acquisition of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, and 11 plasma collection centers located in the United States, for a total consideration of Euros 387,917 thousand (US Dollars 457,160 thousand), on a debt free basis. On 1 October 2020, the transaction was closed.

The consideration was paid with Grifols’ own cash resources, and at the close of the Transaction certain equity, working capital and cash targets were guaranteed.

The factories are currently in the process of obtaining the required licenses and regulatory approvals from the competent health authorities for the manufacturing of plasma-derived products. When licensed and approved, Grifols will become the only commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 M liters.

Grifols plans to be ready to manufacture IVIG and Albumin at the factories to be able to supply the Canadian market starting in 2023.

The collection centers achieved a collection volume of 350,000 liters of plasma in 2019.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Upon the consummation of the Transaction, and by means of a plasma supply agreement, the Group has also committed to supplying certain output of plasma arising out of the collection centers to GC Pharma for a 24-month period.

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

	Thousand of Euros	Thousand of US Dollars
Cost of the business combination
Cash paid	387,917	457,160
Total business combination cost	387,917	457,160
Fair value of net assets acquired	203,175	239,442
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	184,742	217,718

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair Value
	Thousand of Euros	Thousand of US Dollars
Other Intangible assets (note 8)	2,011	2,370
Rights of Use (note 9)	11,642	13,720
Property, plant and equipement (note 10)	173,295	204,228
Deferred tax assets	28,616	33,724
Non-current assets	122	144
Inventories	2,999	3,534
Trade and other receivables	3,484	4,106
Other current assets	942	1,111
Cash and cash equivalents	6,053	7,133
Total assets	229,164	270,070
Non-current financial liabilities	(13,150)	(15,497)
Defererd Tax Liabilities	(868)	(1,023)
Current financial liabilities	(797)	(939)
Trade and other payables	(11,174)	(13,169)
Total liabilities	(25,989)	(30,628)
Total net assets acquired	203,175	239,442

The resulting goodwill was allocated to the Bioscience segment, and it includes the donor data base, current licenses and future authorizations and workforce

Had the acquisition taken place on 1 January 2020, the net amount of the Group´s revenue would have increased by Euros 31,197 thousand and the net profit would have decreased by Euros 32,423 thousand. The revenue and profit of Green Cross between the acquisition date and 31 December 2020 amounted to Euros 4,625 thousand and Euros (5,023) thousand respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

The resulting goodwill was allocated to the Bioscience segment and it included the donor data base, FDA licenses and workforce.

The fair value of net assets acquired mainly included property, plant and equipment amounting to Euros 1,396 thousand.

(b)	Acquisition of Interstated Blood Bank, Inc. Group

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), with headquarters in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group exercised the call option and has completed the acquisition of the remaining shares of the IBBI group companies.

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

The resulting goodwill was allocated to the Bioscience segment.

The difference between the fair value of the previous investment and the book value amounts to Euros 4,521 thousand and was recognized as an income in section “Share of income/(losses) of equity accounted investees with group’s similar activity” in the consolidated statement of profit or loss. Had the acquisition taken place on 1 January 2019, the net amount of the Group´s revenue would have increased by Euros 10,146 thousand and profit would have decreased by Euros 1,436 thousand.

IBBI’s net revenue and profit between the acquisition date and 31 December 2019 amounted to Euros 13,364 thousand and Euros 280 thousand, respectively.

2018

(a)	Acquisition of assets used in centers from Kedplasma

In August and December 2018, the Group, through its company Biomat USA, Inc., acquired six donor centers from Kedplasma LLC. The purchase price agreed was Euros 20,939 thousand and Euros 21,841 thousand, respectively.

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination
Payment in cash	42,780	50,163
Total business combination cost	42,780	50,163
Fair value of net assets acquired	5,042	5,787
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	37,738	44,376

The resulting goodwill was allocated to the Bioscience segment and it included the donor data base, FDA licenses and workforce.

The fair value of net assets acquired mainly included property, plant and equipment amounting to Euros 4,942 thousand.

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

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Total business combination cost	245,126	286,454
Fair value of net assets acquired	114,463	133,761
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	130,663	152,693

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Cash and cash equivalents	5,876	6,867
Trade and other receivables	15,114	17,663
Inventories	18,235	21,309
Other assets	2,438	2,849
Intangible assets	19,511	22,800
Goodwill	5,571	6,510
Property, Plant and equipment	22,190	25,931
Deferred tax assets	33,917	39,635
Financial assets	10,975	12,825
Total assets	133,827	156,389
Trade and other payables	(5,322)	(6,219)
Other liabilities	(4,249)	(4,965)
Deferred tax liability	(4,878)	(5,700)
Long-term liabilities	(4,915)	(5,744)
Total liabilities and contingent liabilities	(19,364)	(22,628)
Total net assets acquired	114,463	133,761
Goodwill	130,663	152,693
Total business combination cost	245,126	286,454

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

The sale of Biotest and Haema did not result in a loss of control for the Group. In assessing the existence of control, Grifols considered the potential voting rights to determine whether it had power and therefore control. The Group holds potential voting rights arising from the repurchase options of the shares and they are substantive, based on the following:

•	The sale contract includes a call option for Grifols which grants the irrevocable and exclusive right (not an obligation) to be able to acquire the shares sold to Scranton (both at the same time) at any time from the effective date of sale.

•	The purchase option has been negotiated jointly in the same sale agreement of the entities.

•	The price of exercising the call option will be equal to the higher of: a) the price at which Grifols sold them plus costs incurred in the transaction and plus the increase in working capital and (b) the amount of debt that Scranton owns related to this acquisition at the date on which Grifols exercises the option (principal plus interest plus any other cost to be able to cancel said loan). Considering that the projections for the entities are for growth and an improvement in their results is expected, it is concluded that said call option is “in the money” since their market price is estimated to be higher than that agreed in the call option.

•	Even if a nullity clause on the call option is included in the case of default by the buyer (standard clause included in financing agreements), it has been considered remote since Grifols will have the capacity to exercise said call option in the remediation period of 90 days.

•	There are no agreements between shareholders that establish that the relevant decisions are approved in a different manner than by majority vote.

•	There is a commitment from Grifols to provide support services in the plasma collection business of the donation centers for their subsequent sale and thus ensure that these companies will continue to operate effectively, as well as ensuring the continuity and growth of said entities. Likewise, there is a “Plasma Supply Agreement” agreement whereby the plasma to be produced by these entities will be almost entirely to meet the needs of Grifols. There is no exclusivity of sale.

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

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

Thousands of Euros
Total business combination cost	220,191
Fair value of net assets acquired	49,057
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	171,134

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

Fair value
Thousands of Euros
Cash and cash equivalents	7,727
Trade and other receivables	10,321
Inventories	5,535
Other assets	836
Intangible assets	1,518
Property, Plant and equipment	25,407
Total assets	51,344
Trade and other payables	(1,795)
Contingent liabilities	(492)
Total liabilities and contingent liabilities	(2,287)
Total net assets acquired	49,057
Goodwill	171,134
Total business combination cost	220,191

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

This investment enhances the activity of the Grifols Hospital Division and it is part of the strategy to underpin this division into the U.S. market.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination
First repurchase of non-controlling interests	11,475	14,000
Second repurchase of non-controlling interests (discounted amount)	14,952	18,241
Purchase of remaining non-controlling interests	42,998	52,458
Total business combination cost	69,425	84,699
Fair value of net assets acquired	14,104	17,207
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	55,321	67,492

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities were as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Intangible assets	30,561	37,285
Property, Plant and equipment	67	82
Other non-current assets	2,350	2,867
Other current assets	4,453	5,433
Total assets	37,432	45,667
Non-current liabilities	(2,186)	(2,667)
Current liabilities	(7,711)	(9,407)
Deferred tax liability	(13,431)	(16,386)
Total liabilities and contingent liabilities	(23,328)	(28,460)
Total net assets acquired	14,104	17,207

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

On the date of transition to IFRS-EU, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognized using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

In accordance with IAS 23 “Borrowing Costs”, the Group recognizes borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalized borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalized cannot exceed the amount of borrowing costs incurred during that period. The capitalized borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

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

Property, plant and equipment are recognized at cost, less accumulated depreciation and any accumulated impairment losses. Land is not subject to depreciation. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalized production costs are recognized by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit and loss.

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

The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(j) below.

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

The Group changed its accounting policies in relation to leases when it is a lessee as a result of adopting IFRS 16. The new policy is described in note 2(c) and the impact of the change in note 2 (c) and 9.

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

When the lessee does not have the right to control the use of the asset, the contract does not contain a lease.

Non-lease contracts are not under this policy and the accounting treatment will be that of a service contract (usually recognized as an expense).

(ii)	Accounting policies

Lease contracts, where the Group acts as lessee, will be recognized at inception of the contract as:

•	A lease liability representing its obligation to make future lease payments and,

•	A right of use representing its right to use the identified asset.

Exception: lease contracts that fulfill any of the following conditions will be recognized as monthly expense over the lease term:

•	For lease contracts where the lease term is 12 months or less at the commencement date.

•	For lease contracts where the value of the leased asset (individually), when new, is lower than US Dollars 5,000 or its equivalent in another currency.

Lease liability

Initial measurement

The lease liability corresponds to the present value of the lease payments during the lease term using the interest rate implicit in the lease or, if this cannot be readily determined, the incremental borrowing lending rate, as follows:

•	Lease payments

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Only lease components included in the lease contract are part of the liability calculation:

- Fixed payments, less any lease incentives receivable;

- Variable lease payments that depend on a known index or a rate;

- The exercise price of the purchase option if the lessee is reasonably certain to exercise that option;

- Any amount already paid at the contract commencement date must not be included.

Non-lease components that could be included in a lease contract (e.g. maintenance services, electricity, water, gas and other services such as surveillance, cleaning, etc.) are not part of the lease liability and must be recognized as an expense as soon as the service is rendered to Grifols using the corresponding account according to its nature.

•	Lease term

The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral option to extend or terminate the lease and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account.

The lease liability is calculated at the present value of the future lease payments during the lease term, using an incremental discount rate, except for those contracts in which the implicit interest rate is used because it is specifically mentioned in the contract.

•	Discount rate

Under IFRS 16, a lessee shall discount the future lease payments using the lease implicit interest rate if this can be reliably determined. Otherwise, the lessee shall use the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan of a similar term, and with a similar security, to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

The incremental borrowing rate is determined considering the following criteria:

-      Geographical areas

-      Financial terms

-      Lease contracts terms

-      Reference rate: Risk free rate

-      Financing spread

Subsequent measurement

Subsequently, the lease financial liability will be increased by the interest on the lease liability and reduced by the payments made. The liability will be remeasured if there are changes in the amounts payable and the lease terms.

Lease liabilities will:

•	Increase the carrying amount to interest on the lease liability;

•	Reduce the carrying amount to reflect the lease payments made; and

•	Remeasure (increase or reduce) the carrying amount to reflect any reassessment or lease modifications. The balancing entry will be a lease expense for retrospective lease payments or right-of-use-assets for future lease payments. The discount rate to be used depends on the event causing the reassessment or modification.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Right-of-use asset (ROU asset)

Initial measurement

ROU assets are initially measured at cost, which comprises:

•	The amount of the initial measurement of the lease liability,

•	Any lease payments made to the lessor at or before the commencement date,

•	Estimated costs to dismantle or to remove the underlying asset,

•	Less any discount or incentive received from the lessor.

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

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated, where applicable, based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

As of 1 January 2018, the Group evaluates, on a prospective basis, the expected credit losses associated with its debt instruments recorded at amortized cost. The Group uses the practical expedients permitted by IFRS 9 to assess the expected credit losses related to commercial accounts using a simplified approach, eliminating the need to evaluate when there has been a significant increase in credit risk. The simplified approach requires that the expected losses be recorded from the initial recognition of receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument.

The practical expedient applied is the use of a provision matrix based on the segmentation into groups of homogeneous assets, applying the historical information of percentages of non-payment for said groups and applying reasonable information about the future economic conditions.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

Revenue from the sale of goods or services is recognized at an amount that reflects the consideration that the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time when the customer obtains control of the goods or services rendered, this means when the customer has the ability to direct the use of the asset. The consideration that is committed in a contract with a client can include fixed amounts, variable amounts, or both. The amount of the consideration may vary due to discounts, reimbursements, incentives, performance bonuses, penalties or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of revenue recognized is not subject to future significant reversals. Revenue is presented net of the value added tax and any other amount or tax, which in substance corresponds to amounts received on behalf of third parties.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The nature of the assets that the Group is committed to transfer is mainly: sale of goods, sale of equipment, fragmentation agreements, maintenance and technical support, training, licenses, royalties and know-how and engineering projects among others.

Transaction price is set under the assumption that goods and/or services are transferred in accordance with the contract terms. The committed consideration to customers can include fixed amounts, variable amounts or both. The transaction price must be estimated taking into account the effect of the variable compensation (when applicable) related to returns, chargeback discounts, volume discounts or other incentives, as long as it is highly probable.

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

The amount at closing related to other discounts is settled during the following year within a period of 90 to 180 days depending on the type of provision.

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

Grifols periodically evaluates the positions taken in the tax declarations regarding the situations in which the applicable tax regulations are subject to interpretation and establishes provisions, if necessary, based on the amounts expected to be paid to the taxation authorities, whose provision is reflected in the tax gain (loss).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Concentration of credit risk

For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers’ credit rating, as well as the internal classification systems currently in place for new customers, and considering that collection periods are mostly under 30 days, there is no significant impact for the Group.

In this context, Grifols made an assessment of possible changes in the credit risk through the estimation of the expected credit loss model, to ensure that it is reflecting the global economic impact of COVID-19. This assessment took into consideration available information on past events, the current situation and future economic forecasts having a potential impact on the credit risk. The update of the model mainly entailed the application of an incremental coefficient to the historical default rate to reflect the greater uncertainty regarding future economic scenarios and its impact on the expected credit loss. Based on the available information, it was concluded that there is no significant impact on the credit portfolio impairment as a result of the economic consequences of COVID-19. In addition, at 31 December 2020, no significant changes were observed in the payment profile of the main customers with which Grifols holds outstanding balances that are not subject to receivable sales and purchases with financial institutions.

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

On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025.

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

In September 2018 the Group received an additional non-current loan from the European Investment Bank totaling Euros 85,000 thousand. The loan will be used to support certain investments in R&D which are mainly focused on searching for new therapeutic for plasmatic proteins. Financial terms include a fixed interest rate for a period of 10 years with a grace period of two years. At 31 December 2020, the carrying amount of the loans obtained from the European Investment Bank is Euros 212,500 thousand (Euros 233,750 thousand at 31 December 2019).

At 31 December 2020 the Group has total cash and cash equivalents of Euros 579,647 thousand (Euros 741,982 thousand at 31 December 2019). The Group also has approximately Euros 922,553 thousand in unused credit facilities (Euros 532,169 thousand at 31 December 2019), including Euros 817,394 thousand on the revolving credit facility (Euros 445,434 thousand at 31 December 2019).

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

Details of the Group’s exposure to currency risk at 31 December 2020 and 2019 of the most significant financial instruments are shown in note 30.

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

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Notes) amounts to Euros 2,675 million, which represents approximately 63% of the Group’s total debt in Euros. The additional loans of Euros 212,500 thousand received from the European Investment Bank represent approximately 5% of the Group’s total debt in Euros.

Senior debt in Euros represents approximately 40% of the Group’s total Senior debt at 31 December 2020 (38% at 31 December 2019).

Total fixed-interest debt represents 46% of total debt at 31 December 2020 (45% at 31 December 2019).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The directors consider various arguments to calculate capital structure:

•	The directors control capital performance using rates of returns on equity (ROE). In 2020 the ROE stood at 12% (13% in 2019). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

	Thousand of Euros
	2020	2019
Profit attributable to the parent	618,546	625,146
Equity attributable to the Parent	5,108,392	4,822,119
ROE	12%	13%

•	In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2020 and 2019, the Group complies with the covenants in the contract.

•	Consideration of the Company’s credit rating (see note 21 (d)).

The Parent held Class B treasury stock equivalent to 0.4% of its capital at 31 December 2020 (0.5% at 31 December 2019). The Group does not have a formal plan for repurchasing shares.

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

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•	Balance sheet: equity, cash and cash equivalents and loans and borrowings.

•	Statement of profit and loss: finance result and income tax.

(a)	Operating segments

The operating segments defined by the steering committee are as follows:

•	Bioscience: including all activities related with products derived from human plasma for therapeutic use.

•	Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.

•	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

•	Bio Supplies: groups together all transactions related to biological products for non-therapeutic use, Kedrion production agreements, and third-party plasma sales channeled through Haema and Biotest.

•	Others: including the rendering of manufacturing services to third party companies and other investing activities.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The net revenue from the sale of goods and services by groups of products for 2020, 2019 and 2018 is as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Bioscience
Haemoderivatives	4,242,502	3,993,462	3,516,704
Diagnostic
Transfusional medicine	714,164	680,766	650,180
Other diagnostic	27,630	19,937	19,797
Hospital
Fluid therapy and nutrition	41,359	47,677	52,574
Hospital supplies	58,303	67,489	58,014
Bio supplies	224,090	266,540	167,004
Others	31,990	22,820	22,451
Total	5,340,038	5,098,691	4,486,724

At December 31, 2020, 97.2% of the income from the sale of goods and services has been recognized at point-in-time (97.2% in 2019 and 97.3% in 2018).

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

•	All these products are human plasma derivatives and are manufactured in a similar way.

•	The customers and methods used to distribute these products are similar.

•	All these products are subject to the same regulations regarding production and the same regulatory environment.

(b)	Geographical information

Geographical information is grouped into four areas:

•	United States of America and Canada

•	Spain

•	Rest of the European Union

•	Rest of the world

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

In 2020, the revenue of one Bioscience segment customer represents approximately 10.38% of the Group’s gross revenues. In 2019, there were no customers representing more than 10% of the Group’s gross revenue. In 2018, the revenue of one Bioscience segment customer represented approximately 10.06% of the Group’s gross revenues.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(7)	Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2019 were as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2018	Combination	differences	31/12/2019
Net value
Grifols UK.Ltd. (UK)	Bioscience	7,682	—	425	8,107
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	255,114	(4,278)	5,060	255,896
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,271	—	201	9,472
Grifols Therapeutics, Inc. (USA)	Bioscience	1,940,776	—	38,902	1,979,678
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,550,256	—	50,694	2,600,950
Kiro Grifols S.L. (Spain)	Hospital	24,376	—	—	24,376
Goetech LLC (USA)	Hospital	58,945	—	1,181	60,126
Haema AG (Germany)	Bioscience	171,134	18,880	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Bioscience	139,042	10,943	2,963	152,948
Interstate Blood Bank, Inc. (USA)	Bioscience	—	172,663	199	172,862
		5,209,230	198,208	99,625	5,507,063
			(See note 3)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2020 are as follows:

		Thousands of Euros
	Segment	Balance at 31/12/2019	Business Combination	Disposals	Translation differences	Balance at 31/12/2020
Net value
Grifols UK.Ltd. (UK)	Bioscience	8,107	—	—	(433)	7,674
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	255,896	—	—	(21,105)	234,791
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,472	—	—	66	9,538
Grifols Therapeutics, Inc. (USA)	Bioscience	1,979,678	—	—	(163,274)	1,816,404
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,600,950	—	(12,902)	(211,070)	2,376,978
Kiro Grifols S.L. (Spain)	Hospital	24,376	—	—	—	24,376
Goetech LLC (USA)	Hospital	60,126	—	—	(4,959)	55,167
Haema AG (Germany)	Bioscience	190,014	—	—	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Bioscience	152,948	—	—	(12,614)	140,334
Interstate Blood Bank, Inc. (USA)	Bioscience	172,862	—	—	(14,383)	158,479
Plasmavita Healthcare GmbH (Germany)	Bioscience	—	9,987	—	—	9,987
Alkahest, Inc (USA)	Others	—	74,372	—	(2,462)	71,910
Green Cross Biotherapeutics, Inc. (Canada)	Bioscience	—	133,443	—	1,126	134,569
Green Cross America Inc.(USA)	Bioscience	—	51,299	—	(1,883)	49,416
		5,507,063	269,101	(12,902)	(430,991)	5,332,271
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

As a result of the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic’s share of NAT (later acquired) donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

Due to the acquisition of an additional 40% stake in Kiro Grifols S.L. and a 51% stake in Goetech LLC (Medkeeper), the Group decided to group Kiro Grifols S.L., Laboratorios Grifols S.A. and Medkeeper into a single CGU for the Hospital business since the acquisitions are supporting cross-selling opportunities.

The CGUs established by management are:

•	Bioscience

•	Diagnostic

•	Hospital

The COVID-19 pandemic has caused unprecedented turmoil in the global economy, the breadth and duration of which remain unknown. While some industries and companies may be more vulnerable than others, the effects of the pandemic have affected social and economic behavior, increasing the overall uncertainty.

Our products from Bioscience CGU are considered lifesaving and have been identified as a strategic industry for most governments and therefore are prevented from being suspended. However, at the preparation date of the financial statements, Grifols has estimated a temporary impact derived from COVID-19 (see note 34).

The recoverable amount of the Bioscience CGU and Hospital CGU has been calculated based on its value in use calculated as the present value of the future cash flows approved by the management discounted at a discount rate considering the related inherent risk.

In the current uncertain environment, the recoverable amount calculations of the Bioscience and Hospital CGU use expected cash flow projections for five and six years respectively, based on two different scenarios considered in respect of COVID-19 impact (base case and worst case) and the assigned weighting of these scenarios according to the following details:

	Main assumption	Assigned weighting
Base case	Gradual recovery in 2021	70%
Worst case	Total recovery in 2022	30%

The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows for five years approved by management discounted at a discount rate considering the related inherent risk. In 2019, the fair value less costs of disposal was calculated considering the EBITDA multiple, defined as Operating Result before Interests, Tax and Amortization and Depreciation, used in connection with the agreement for the acquisition of a 45% stake in Grifols Diagnostic Solutions, Inc. by Shanghai RAAS blood products Co, Ltd.

In contrast to the Bioscience and Hospital CGUs, new opportunities have arisen from the COVID-19 pandemic which have offset the potential negative impact deriving therefrom. Therefore, the recoverable amount of the Diagnostic CGU has not been calculated using expected cash flow projections based on different scenarios considered in respect of the COVID-19 impact since the different resulting scenarios would be similar in terms of figures.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Management has determined the gross margin based on past experience and the current situation derived from the COVID-19 pandemic, investments in progress which would imply significant growth in production capacity and its forecast international market development.

Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports.

The key assumptions used in impairment testing of the CGUs for 2019 were as follows:

	Perpetual Growth rate	Pre-tax discount rate	EBITDA multiple
Bioscience	2%	8.80%	—
Diagnostic	—	—	14.5x
Hospital	1.50%	10.80%	—

The key assumptions used in impairment testing of the CGUs for 2020 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	1.9%	8.9%
Diagnostic	1.9%	9.5%
Hospital	1.4%	10.8%

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

•	Risk free rate: normalized government bonds at 10 years

•	Market risk premium: premium based on market research

•	Unlevered beta: average market beta

•	Debt to equity ratio: average market ratio

In 2020, the reasonably possible changes considered for the Bioscience, Diagnostic and Hospital CGUs are a variation in the discount rate, as well as in the estimated perpetual growth rate, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 50 bps
Hospital	+/-100 bps	+/-100 bps

In 2019, the reasonably possible changes considered for the Bioscience, Diagnostic and Hospital CGUs are a variation in the discount rate, as well as in the estimated perpetual growth rate, as follows:

	Perpetual Growth rate	Pre-tax discount rate	EBITDA Margin
Bioscience	+/- 50 bps	+/- 50 bps	—
Diagnostic	—	—	+/- 250 bps
Hospital	+/- 50 bps	+/- 50 bps	—

The reasonably possible changes in key assumptions considered by management in the calculation of the Bioscience and Diagnostic CGU’s recoverable amount would not cause the carrying amount of the respective CGU to exceed its recoverable amount.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The reasonably possible changes in key assumptions considered by management in the calculation of the Hospital CGU’s recoverable amount would cause the carrying amount to exceed its recoverable amount as follows:

	Perpetual Growth rate	Pre-tax discount rate
	-100bps	+100bps
Potential impairment	3.5%	11.7%

At 31 December 2020 Grifols’ stock market capitalization totals Euros 14,207 million (Euros 18,831 million at 31 December 2019).

(8)	Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2020 and 2019 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

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

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2019 was as follows:

	Thousands of Euros
	Balance at 31/12/2018	Additions	Translation differences	Balance at 31/12/2019
Cost of currently marketed products - Gamunex	1,048,035	—	21,007	1,069,042
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(264,920)	(35,661)	(5,284)	(305,865)
Accumulated amortisation of currently marketed products - Progenika	(13,875)	(2,379)	—	(16,254)
Carrying amount of currently marketed products	793,032	(38,040)	15,723	770,715

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2020 is as follows:

	Thousands of Euros
	Balance at 31/12/2019	Additions	Translation differences	Balance at 31/12/2020
Cost of currently marketed products - Gamunex	1,069,042	—	(88,169)	980,873
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(305,865)	(35,360)	27,890	(313,335)
Accumulated amortisation of currently marketed products - Progenika	(16,254)	(2,379)	0	(18,633)
Carrying amount of currently marketed products	770,715	(37,739)	(60,279)	672,697

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2020 the residual useful life of currently marketed products is 20 years and 5 months (21 years and 5 months at 31 December 2019).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 31 December 2020 the residual useful life of currently marketed products acquired from Progenika is 2 years and 2 months (3 years and 2 months at 31 December 2019).

(a)	Self – constructed intangible assets

At 31 December 2020 the Group has recognized Euros 32,548 thousand as self-constructed intangible assets (Euros 48,797 thousand at 31 December 2019).

(b)	Purchase commitments

At 31 December 2020 the Group has intangible asset purchase commitments amounting to Euros 9 thousand (Euros 381 thousand at 31 December 2019).

(c)	Intangible assets with indefinite useful lives and other intangibles in progress

At 31 December 2020 the Group recognizes plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 27,351 thousand (Euros 29,960 thousand at 31 December 2019).

The Group has also an amount of Euros 350,626 thousand as development costs in progress (Euros 223,161 thousand at 31 December 2019).

In 2019, Grifols reached an agreement with the US biotech company Rigel Pharmaceuticals to exclusively commercialize fostamatinib disodium hexahydrate in all potential future indications in Europe and Turkey.

Under terms of the agreement, Grifols made an initial payment of US Dollars 30 million and an additional payment of US Dollars 17.5 million related to compliance with certain regulatory milestones. The Group recognized these payments as an intangible asset in accordance with IAS 38.

This asset has begun to be commercialized and amortized in 2020, as soon as it has been available for use, that is, after the final approval of the regulator.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(d)	Results on disposal of intangible assets

No profit on disposal and sale of intangible assets has been recognized in 2019 or 2020.

(e)	Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value.

(9)	Leases

Details of leases in the consolidated balance sheet at 31 December 2020 and 2019 are as follows:

Right-of-use assets	Thousands of Euros
	31/12/2020	31/12/2019
Land and Buildings	665,002	685,405
Machinery	3,671	4,469
Computer equipment	3,588	4,324
Vehicles	6,435	9,660
	678,696	703,858

Lease liabilities	Thousands of Euros
	31/12/2020	31/12/2019
Non-current	690,857	696,285
Current	42,642	44,405
	733,499	740,690

Details by maturity are as follows:

Maturity:	Thousands of Euros
	31/12/2020	31/12/2019
Up to one year	42,642	44,464
Two years	40,961	41,444
Between 3 and 5 years	158,032	155,300
More than 5 years	491,864	499,482
	733,499	740,690

At 31 December 2020, the Group has recognized an amount of Euros 75,077 thousand related to additions of right-of- use assets (Euros 747,843 thousand at 31 December 2019, of which Euros 664,948 thousand corresponded to the initial additions). Movements at 31 December 2020 and 2019 are included in Appendix IV, which forms an integral part of these notes to the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

At 31 December 2020 and 2019, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

Right-of-use depreciation	Thousands of Euros
	31/12/2020	31/12/2019
Buildings	52,774	49,786
Machinery	1,588	1,768
Computer equipment	3,012	2,204
Vehicles	5,206	4,613
	62,580	58,371

	Thousands of Euros
	31/12/2020	31/12/2019
Finance lease expenses (note 27)	35,205	34,558
	35,205	34,558

	Thousands of Euros
	31/12/2020	31/12/2019
Expenses related to short-term agreements	3,569	7,397
Expenses related to low-value agreements	11,254	12,850
Other operating lease expenses	13,353	12,988
	28,176	33,235

At 31 December 2020, the Group has paid a total of Euros 79,037 thousand related to lease contracts (Euros 73,785 thousand at 31 December 2019).

The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee.

(10)	Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2020 and 2019 are included in Appendix V, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2020 and 2019 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

In 2020, the Group has capitalized interests for a total amount of Euros 16,606 thousand (Euros 14,894 thousand in 2019)

a)	Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2020 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

b)	Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2020 amount to Euros 150 thousand (losses of Euros 1,408 thousand in 2019).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

c)	Self – constructed property, plant and equipment

At 31 December 2020 the Group has recognized Euros 85,691 thousand as self -constructed property, plant and equipment (Euros 102,229 thousand at 31 December 2019).

d)	Purchase commitments

At 31 December 2020 the Group has property, plant and equipment purchase commitments amounting to Euros 44,007 thousand (Euros 52,519 thousand at 31 December 2019).

(11)	Equity-Accounted Investees

Details of this caption in the consolidated balance sheet for equity accounted investees with similar activity to that of the Group at 31 December 2020 and 2019 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2020	% ownership	31/12/2019
Access Biologicals LLC	49.00%	46,782	49.00%	49,922
Plasmavita HealthCare	50.00%	—	50.00%	10,368
Shanghai RAAS Blood Products Co., Ltd.	26.20%	1,800,578	—	—
		1,847,360		60,290

Movement in the investments in equity-accounted investees with similar activity to that of the Group for the years ended 31 December 2020 and 2019 is as follows:

	Thousands of Euros
	2020	2019
Balance at 1 January	60,290	—
Acquisitions	1,807,351	—
Transfer accounted investees with similar activity to that of the Group	—	147,289
Transfers	(10,674)	(94,127)
Share of profit / (losses)	20,799	8,972
Share of other comprehensive income / translation differences	(20,250)	2,624
Collected dividends	(10,156)	(4,468)
Balance at 31 December	1,847,360	60,290

Shanghai RAAS Blood Products Co. Ltd.

In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols would deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange would receive 1,766 million of SRAAS shares (representing 26.2% of the share capital). Therefore, such transaction does not entail a cash flow movement nor has it required any external financing.

The exchange ratio determined on that date, was estimated using different valuation methods, among others the stock price for SRAAS and discounted cash flows and market multiples for GDS.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

At 30 September 2019, Grifols obtained the authorization from the US agency, “Committee on Foreign Investment in the United States” (CFIUS) and on 13 November 2019, Shanghai RAAS Blood Products, Co. Ltd. obtained the authorization from the Chinese Securities Regulatory Commission (CRSC).

At 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right to receive equity instruments in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, at 31 December 2019, SRAAS was the minority shareholder owner of 45% of GDS. Such contractual right meets the definition of a financial asset under IFRS 9 – Financial Instruments and was classified as a financial asset at fair value through profit or loss as it did not comply with the principal and interest payment criteria (because shares in SRAAS would be received ). Grifols registered the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently, the right was measured based on its fair value through profit or loss.

The delivery of GDS shares had no impact on the consolidated results of the Grifols Group for 2019 in accordance with IFRS 10 – Consolidated Financial Statements, since it is considered a transaction with non-controlling interest where Grifols retained control over GDS. The impact in the consolidated balance sheet at 31 December 2019 resulted in an increase in the following items: Other current financial assets amounting to Euros 1,717 million (note 12); Equity attributable to non-controlling interests amounting to Euros 1,511 million (note 18); Reserves amounting to Euros 227 million (note 16), a decrease in translation differences for an amount of Euros 22 million and a profit in the consolidated statement of profit and loss for 2019 amounting to Euros 1 million due to the change in the contractual right value (note 27).

On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols becomes the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS.

Consequently, the consolidated balance sheet at 31 December 2020, no longer shows any financial asset related to the contractual right, but the interest in SRAAS has been registered as an investment in an associate company because the Group exercises significant influence in accordance with the criteria established in IAS 28 – Investment in Associates and Joint Ventures. SRAAS’ equity-accounted investment has been recognized at the value of the shares at the closing date of the transaction. The difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 has been Euros 56,526 thousand which has been recognized as finance income in the consolidated statement of profit and loss (see note 27).

The impact on the consolidated statement of profit and loss related to the equity method result is included in the Operating Result under “Profit/(loss) of equity accounted investees with similar activity to that of the Group”, since SRAAS is a company dedicated to the plasma product sector.

The transaction costs have been recognized as part of the investment value and totaled Euros 34,088 thousand.

Movement in SRAAS’ equity-accounted investment for the year ended 31 December 2020 is as follows:

Thousand of Euros
31/12/2020
Balance at 1 January	—
Acquisitions	1,807,351
Share of profit / (losses)	11,531
Share of other comprehensive income / translation differences	(16,090)
Collected dividends	(2,214)
Balance at 31 December	1,800,578

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

At 31 December 2020, the quoted value of SRAAS shares was CNY 7.4. In accordance with IAS 28 – Investments in associates and joint ventures, possible indications of losses have been analyzed without detecting objective evidence of impairment in the investment.

Plasmavita Healthcare GmbH

In 2017, Grifols established PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%).

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unchanged after the contribution. However, in assessing the existence of control due to the new shareholder agreement signed on that date, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated (see note 3 (a)).

Access Biologicals LLC.

On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million. Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols also signed a supply agreement to sell biological products not meant for therapeutic use to Access Biologicals.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

Movement in Access Biological LLC’s investment for the years ended 31 December 2020 and 2019 are as follows:

	Thousand of Euros
	31/12/2020	31/12/2019
Balance at 1 January	49,922	47,742
Share of profit / (losses)	8,962	3,938
Share of other comprehensive income / translation differences	(4,160)	967
Collected dividends	(7,942)	(2,725)
Balance at 31 December	46,782	49,922

Details of this caption in the consolidated balance sheet for the rest of equity accounted investees at 31 December 2020 and 2019 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2020	% ownership	31/12/2019
Alkahest, Inc.	100.00%	—	47.58%	14,708
Albajuna Therapeutics, S.L	49.00%	3,378	49.00%	5,228
GigaGen, Inc	43.96%	15,677	43.96%	23,997
Mecwins, S.A.	24.99%	2,605	24.99%	2,338
Medcom Advance, S.A	45.00%	—	45.00%	7,912
		21,660		54,183

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in the investments in the rest of equity-accounted investees at 31 December 2020, 2019 and 2018 is as follows:

	Thousands of Euros
	2020	2019	2018
Balance at 1 January	54,183	79,616	219,009
Acquisitions	—	12,369	12,222
Transfers	(91,023)	—	500
Share of profit / (losses)	68,078	(19,744)	(11,038)
Share of other comprehensive income / translation differences	(1,666)	1,736	9,270
Losses for Impairment	(7,912)	(19,794)	—
Collected dividends	—	—	(3,058)
Balance at 31 December	21,660	54,183	226,905

Alkahest, Inc.

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. (“Alkahest”) for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand), which was subject to approval by regulatory authorities.

Likewise, as a result of agreements between shareholders, Grifols obtained control of Alkahest on 2 September 2020. Until that date, the previous 42.45% stake in Alkahest was equity accounted. The difference between the fair value of the previous stake and the book value is Euros 86,743 thousand (US Dollars 102,552 thousand), recognizing a profit for such amount under “Profit/(loss) of equity accounted investees” in the statement of profit and loss.

As from this date, Alkahest was incorporated into the Group’s consolidation perimeter by the full consolidation method.

Movement in Alkahest’s equity-accounted investment for the years ended 31 December 2020 and 2019 is as follows:

	Thousand of Euros
	31/12/2020	31/12/2019
Balance at 1 January	14,708	28,336
Transfers	(91,023)	—
Share of profit / (losses)	76,414	(14,218)
Share of other comprehensive income / translation differences	(99)	590
Balance at 31 December	0	14,708

Medcom Advance, S.A.

In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company is equity-accounted. At 31 December 2020, this investment is fully impaired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

Movement in Gigagen’s investment for the years ended 31 December 2020 and 2019 is as follows:

	Thousand of Euros
	31/12/2020	31/12/2019
Balance at 1 January	23,997	28,363
Share of profit / (losses)	(6,725)	(5,002)
Share of other comprehensive income / translation differences	(1,595)	636
Balance at 31 December	15,677	23,997

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

During the second half of 2019, Singulex announced the cease of all its operations, after entering bankruptcy. Therefore, the Group impaired both the investment made and loans granted by Grifols to this company.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in Singulex, Inc.’s investment for the year ended 31 December 2019 is as follows:

Thousand of Euros
31/12/2019
Balance at 1 January	19,256
Share of other comprehensive income / translation differences	538
Losses for Impairment	(19,794)
Balance at 31 December	0

Interstate Blood Bank, Inc. (IBBI)

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), with headquarters in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group exercised the call option and completed the acquisition of the remaining shares of the IBBI group companies (see note 3).

Movement in Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC.’s investment for the year ended 31 December 2019 is as follows:

	Thousands of Euros
	31/12/2019
	IBBI	Bio-Blood	PBS	TOTAL 2019
Balance at 1 January	29,595	38,223	21,809	89,627
Transfers	(31,453)	(38,606)	(24,068)	(94,127)
Share of profit / (losses)	6,853	(2,543)	276	4,586
Share of other comprehensive income / translation differences	(3,251)	2,926	1,983	1,658
Collected dividend	(1,744)	—	—	(1,744)
Balance at 31 December	0	0	0	0

The last financial statements available of the main equity-accounted investments of Grifols are the following:

	Thousand of Euros
	SRAAS	Access Biologicals	GigaGen
Non-current assets	2,617,024	2,795	1,488
Current assets	402,876	19,619	5,610
Cash and cash equivalents	250,073	4,178	13,483
Non-current liabilities	(5,074)	(1,497)	(8,208)
Non-current financial liabilities	—	—	(98)
Current liabilities	(29,088)	(3,670)	(3,096)
Current financial liabilities	(969)	(1,486)	(609)
Net assets	3,234,842	19,939	8,570

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousand of Euros
	SRAAS	Access Biologicals	GigaGen
Net revenue	259,429	50,093	1,577
Profit for the year	139,459	17,221	(9,030)

(12)	Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2020 and 2019 are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Financial investments in shares with stock market	3,008	7
Total Non-current financial assets measured at fair value	3,008	7
Non-current guarantee deposits	6,268	5,433
Other non-current financial assets (a)	108,030	29,504
Non-current loans to related parties (see note 31)	80,851	86,363
Non-current loans to associates (b) (see note 31)	—	17,623
Total Non-current financial assets measured at amortized cost	195,149	138,923

Details of current financial assets on the consolidated balance sheet at 31 December 2020 and 2019 are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Other current financial assets (c) (see note 30)	—	1,716,738
Total current financial assets measured at fair value	—	1,716,738

	Thousands of Euros
	31/12/2020	31/12/2019
Deposits and guarantees	162	713
Other current financial assets (a)	10,861	10,691
Current loans to third parties	95	65
Current loans to associates (b) (see note 31)	—	719
Total other current financial assets	11,118	12,188

(a)	Other financial assets

The closing balance is mainly related to balances with other related parties (see note 31).

(b)	Loans to associates

During fiscal year 2018, the Group granted a credit line of US Dollars 100 million to Alkahest, which bears interest at an annual rate of 5% and matures in 2021. At 31 December 2019, Alkahest drew down an amount of US Dollars 20 million (Euros 18,342 thousand). As from 2 September 2020, Alkahest is considered part of the group and has been incorporated into the Group’s consolidation perimeter by the full consolidation method instead of the equity method (see notes 3 and 11).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(c)	Other current financial assets

At 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right resulting in an investment in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, at 31 December 2019, SRAAS was the minority shareholder owner of 45% of GDS. Such contractual right meets the definition of a financial asset under IFRS 9 – Financial Instruments and was classified as a financial asset at fair value through profit or loss as it did not comply with the principal and interest payment criteria (because shares in SRAAS would be received). Grifols recognised the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently this right was measured based on its fair value through profit or loss. This asset amounted to Euros 1,717 million (see notes 11 and 30).

(13)	Inventories

Details of inventories at 31 December 2020 and 2019 are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Goods for resale	158,049	139,738
Raw materials and supplies	595,392	766,089
Work in progress and semi-finished goods	654,724	921,240
Finished goods	594,116	515,523
	2,002,281	2,342,590

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Balance at 1 January	104,251	48,840	35,764
Net charge for the year	42,255	42,096	10,398
Cancellations for the year	(189)	(118)	(558)
Translation differences	(23,704)	13,433	3,236
Balance at 31 December	122,613	104,251	48,840

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(14)	Trade and Other Receivables

Details at 31 December 2020 and 2019 are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Trade receivables	404,771	390,205
Receivables from associates (note 31)	1,447	1,883
Impairment losses (note 30)	(22,985)	(22,291)
Trade receivables	383,233	369,797
Other receivables (note 30)	8,324	8,403
Personnel	822	2,163
Advance payments (note 30)	16,053	20,864
Taxation authorities, VAT recoverable	38,747	46,561
Other public entities	8,414	4,518
Other receivables	72,360	82,509
Current income tax assets	64,565	38,269
Total trade and other receivables	520,158	490,575

Other receivables

During 2020, 2019 and 2018 the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor’s ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor.

The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits.

These contracts have been considered as without recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet

Likewise, in financial year 2020, some receivables assignment contracts were signed with a financial institution, in which Grifols retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as with recourse and the assigned amount remains in the consolidated balance sheet at 31 December 2020 and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the assignment. The amount recognized is Euros 18,264 thousand at 31 December 2020 (see note 21).

Total receivables without recourse sold to financial institutions through the aforementioned contracts in 2020 amount to Euros 2,735,973 thousand (Euros 1,593,260 thousand in 2019 and Euros 1,188,216 thousand in 2018).

The finance cost of these operations for the Group totals approximately Euros 10,964 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2020 (Euros 9,171 thousand in 2019 and Euros 6,053 thousand in 2018) (see note 27).

Details of balances with related parties are shown in note 31.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(15)	Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2020 and 2019 are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Current deposits	134,875	63
Cash in hand and at banks	444,772	741,919
Total cash and cash equivalents	579,647	741,982

(16)	Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)	Share capital

At 31 December 2020 and 2019, the Company’s share capital amounts to Euros 119,603,705 and comprises:

•	Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series.

•	Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

The main characteristics of the Class B shares are as follows:

•	Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and a distribution of dividends has been approved by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period.

•	Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share.

•	Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed.

•	In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2020 and 2019.

At 31 December 2020 and 2019, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2019 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2019	426,129,798	257,606,659
(Acquisition) / disposal of treasury stock (note 16 (d))	—	403,399
Balance at 31 December 2019	426,129,798	258,010,058

Movement in outstanding shares during 2020 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2020	426,129,798	258,010,058
(Acquisition) / disposal of treasury stock (note 16 (d))	—	402,888
Balance at 31 December 2020	426,129,798	258,412,946

(b)	Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

(c)	Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2020, Euros 40,362 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 12,891 thousand at 31 December 2019) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

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

In July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceased to have non-controlling interest (see note 18).

In April 2019 and December 2019 the Group subscribed two share capital increases in Araclon Biotech, S.L of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1% (see note 18).

At 31 December 2019, Grifols delivered 90 shares of its subsidiary Grifols Diagnostic Solutions, Inc. in exchange fora contractual right to receive equity instruments in an associate (equivalent to 1,766 million of SR shares), because at that date no shares of Shanghai RAAS Blood Products Co. Ltd. were received. This transaction generated an impact on reserves of Euros 227 million (see note 11).

On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols becomes the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS (see notes 11 and 18). This transaction generated an impact in reserves of Euros 408 million.

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unchanged after the contribution. However, with the new shareholder agreement signed on this date, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated (see note 3 (a), notes 11 and 18).

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. (“Alkahest”) for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand). Likewise, as a result of agreements between shareholders, Grifols obtained control of Alkahest on 2 September 2020. As from this date, Alkahest is considered a group company and it is fully consolidated (see notes 3, 11 and 18).

In December 2020 the Group subscribed a share capital increase in VCN Biosciences, S.L. of Euros 5 million. After this capital increase Grifols’ interest rises to 86.827% (see note 18).

In December 2020, Kiro Grifols, S.L. increased capital by an amount of Euro 10,000 thousand. The Group continues to hold a 90% interest, with an increase in non-controlling interest that corresponds to 10% of the capital increase (see note 18).

At 31 December 2020 and 2019 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

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

At 31 December 2020 and 2019 the legal reserve of the Company amounts to Euros 23,921 thousand which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2020 and 2019 the balance of the legal reserve of other Spanish companies amounts to Euros 2,066 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Other foreign Group companies have a legal reserve amounting to Euros 3,677 thousand at 31 December 2020 (Euros 892 thousand at 31 December 2019).

(d)	Treasury stock

At 31 December 2020 and December 2019 the Company does not have any Class A treasury stock.

Movement in Class B treasury stock during 2019 was as follows:

	No. of Class B Shares	Thousands of Euros
Balance at 1 January 2019	3,818,451	55,441
Disposal Class B shares	(403,399)	(5,857)
Balance at 31 December 2019	3,415,052	49,584

Movement in Class B treasury stock during 2020 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2020	3,415,052	49,584
Disposal Class B shares	(402,888)	(5,850)
Balance at 31 December 2020	3,012,164	43,734

In March 2020 the Group delivered 402,888 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 29).

In March 2019 the Group delivered 403,399 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 29).

The Parent held Class B treasury stock equivalent to 0.4% of its capital at 31 December 2020 (0.5% at 31 December 2019).

(e)	Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2020, and the distribution of profit approved for 2019, presented at the general meeting held on 8 October 2020, is as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Voluntary reserve	62,134	1,380,207
Dividends	2,614	250,058
Profit of the Parent	64,748	1,630,265

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Likewise, the Parent Company will propose a distribution of dividends charged to voluntary reserves for an amount of Euros 247,520 thousand.

The following dividends were paid in 2019:

	31/12/2019
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	58%	0.15	61,850
Non-voting shares	290%	0.15	37,448
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			101,912

	31/12/2019
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	80%	0.20	85,226
Non-voting shares (interim dividend)	400%	0.20	51,602
Total interim dividends paid			136,828

The following dividends were paid in 2020:

	31/12/2020
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	65%	0.16	68,859
Non-voting shares	323%	0.16	41,757
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			113,230

During 2020 no interim dividend has been paid.

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

At a general meeting held on 8 and 9 October 2020 the shareholders of Grifols S.A. approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

The distribution of the profit for the years ended 31 December 2019 and 2020 is presented in the consolidated statement of changes in equity.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(f)	Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 13,880 thousand at 31 December 2020 (Euros 12,498 thousand at 31 December 2019).

(17)	Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	618,546	625,146	596,642
Weighted average number of ordinary shares outstanding	685,515,740	685,115,836	684,709,377
Basic earnings per share (Euros per share)	0.90	0.91	0.87

The weighted average of the ordinary shares outstanding (basic) is as follows:

	Number of shares
	31/12/2020	31/12/2019	31/12/2018
Issued shares outstanding at 1 January	685,198,238	684,794,839	684,346,294
Effect of shares issued	—	—	—
Effect of treasury stock	317,502	320,997	363,083
Average weighted number of ordinary shares outstanding (basic) at 31 December	685,515,740	685,115,836	684,709,377

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

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	618,546	625,146	596,642
Weighted average number of ordinary shares outstanding (diluted)	685,142,749	684,719,195	684,686,164
Diluted earnings per share (Euros per share)	0.90	0.91	0.87

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares
	31/12/2020	31/12/2019	31/12/2018
Issued shares outstanding at 1 January	685,198,238	684,794,839	684,346,294
Effect of RSU shares	(372,991)	(396,641)	(23,213)
Effect of shares issued	—	—	—
Effect of treasury stock	317,502	320,997	363,083
Average weighted number of ordinary shares outstanding (diluted) at 31 December	685,142,749	684,719,195	684,686,164

(18)	Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2019 are as follows:

	Thousands of Euros
	Balance at 31/12/2018	Additions	Disposals	Business combinations / Perimeter additions	Translation differences	Balance at 31/12/2019
Grifols (Thailand) Pte Ltd	3,935	193	—	—	421	4,549
Grifols Malaysia Sdn Bhd	1,735	380	—	—	56	2,171
Araclon Biotech, S.A.	(3,488)	(1,975)	—	5,892	—	429
Progenika Biopharma, S.A.	9	—	(9)	—	—	0
VCN Bioscience, S.L	140	(292)	—	—	—	(152)
Kiro Grifols, S.L.	(352)	(374)	—	750	—	24
Haema AG	220,190	5,881	—	—	—	226,071
BPC Plasma, Inc (formerly Biotest US Corporation)	248,881	19,685	—	—	11,444	280,010
Grifols Diagnostic Solutions, Inc.	—	1,510,547	—	—	—	1,510,547
	471,050	1,534,045	(9)	6,642	11,921	2,023,649

Details of non-controlling interests and movement at 31 December 2020 are as follows:

	Thousands of Euros
	Balance at 31/12/2019	Additions	Business combinations / Perimeter additions	Translation differences	Balance at 31/12/2020
Grifols (Thailand) Pte Ltd	4,549	221	—	(432)	4,338
Grifols Malaysia Sdn Bhd	2,171	932	—	(180)	2,923
Araclon Biotech, S.A.	429	(1,517)	0	—	(1,088)
VCN Bioscience, S.L	(152)	(235)	703	—	316
Kiro Grifols, S.L.	24	(426)	1,000	—	598
Haema AG	226,071	5,213	—	—	231,284
BPC Plasma, Inc (formerly Biotest US Corporation)	280,010	19,032	—	(24,047)	274,995
Grifols Diagnostic Solutions, Inc.	1,510,547	69,520	(408,675)	(83,760)	1,087,632
Plasmavita Healthcare (see note 3)	—	(22)	10,687	—	10,665
Alkahest, Inc.	—	(2,274)	2,274	—	0
	2,023,649	90,444	(394,011)	(108,419)	1,611,663

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

At 31 December 2020 and 2019, the summary financial information on the non-controlling interests of Haema AG and BPC Plasma, Inc., is as follows:

	Thousands of Euros		Thousands of Euros
	31/12/2020		31/12/2019
	Haema AG	BPC Plasma, Inc (formerly Biotest US Corporation)	Haema AG	BPC Plasma, Inc (formerly Biotest US Corporation)
Non-current assets	249,806	336,321	244,107	299,045
Current assets	31,237	43,750	32,576	60,099
Total Assets	281,043	380,071	276,683	359,144

Non-current liabilities	27,123	52,977	22,226	56,425
Current liabilities	22,636	52,099	28,386	22,709
Total Liabilities	49,759	105,076	50,612	79,134

Total equity	231,284	274,995	226,071	280,010

At 31 December 2020 and 2019, the summary financial information on the non-controlling interests of GDS Group is as follows:

	Thousands of Euros	Thousands of USD	Thousands of Euros	Thousands of USD
	31/12/2020	31/12/2020	31/12/2019	31/12/2019
Non-current assets	3,393,188	4,151,227	3,416,366	3,834,871
Current assets	277,834	339,902	273,259	306,734
Total Assets	3,671,022	4,491,129	3,689,625	4,141,605

Non-current liabilities	256,244	313,489	224,635	252,153
Current liabilities	131,754	161,187	108,220	121,478
Total Liabilities	387,998	474,676	332,855	373,631

Total equity	3,283,024	4,016,453	3,356,770	3,767,974

(19)	Grants

Details are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Capital grants	16,509	10,785
Interest rate grants (preference loans) (See note 21 (d))	499	592
	17,008	11,377

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants totaling Euros 1,683 thousand have been recognized in the consolidated statement of profit and loss for the year ended 31 December 2020 (Euros 1,388 thousand for the year ended 31 December 2019).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(20)	Provisions

Details of provisions at 31 December 2020 and 2019 are as follows:

	Thousands of Euros
Non-current provisions (a)	31/12/2020	31/12/2019
Provisions for pensions and similar obligations	6,767	5,991
Other provisions	20,504	2,039
Non-current provisions	27,271	8,030

	Thousands of Euros
Current provisions (b)	31/12/2020	31/12/2019
Trade provisions	11,175	53,109
Current provisions	11,175	53,109

(a)	Non-current provisions

At 31 December 2020, 2019 and 2018 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2018 was as follows:

	Thousands of Euros
	Balance at 31/12/2017	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2018
Non-current Provisions	5,763	635	(565)	277	4	6,114
	5,763	635	(565)	277	4	6,114

Movement in provisions during 2019 was as follows:

	Thousands of Euros
	Balance at 31/12/2018	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2019
Non-current Provisions	6,114	1,467	(30)	464	15	8,030
	6,114	1,467	(30)	464	15	8,030

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in provisions during 2020 is as follows:

	Thousands of Euros
	Balance at 31/12/2019	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2020
Non-current Provisions	8,030	414	(175)	20,527	(1,525)	27,271
	8,030	414	(175)	20,527	(1,525)	27,271

(b)	Current provisions

Movement in trade provisions during 2018 was as follows:

	Thousands of Euros
	Balance at 31/12/2017	Net charge	Cancellations	Translation differences	Balance at 31/12/2018
Trade provisions	106,995	(30,668)	(290)	4,018	80,055
	106,995	(30,668)	(290)	4,018	80,055

Movement in trade provisions during 2019 was as follows:

	Thousands of Euros
	Balance at 31/12/2018	Net charge	Cancellations	Translation differences	Balance at 31/12/2019
Trade provisions	80,055	(25,249)	(3,142)	1,445	53,109
	80,055	(25,249)	(3,142)	1,445	53,109

Movement in trade provisions during 2020 is as follows:

	Thousands of Euros
	Balance at 31/12/2019	Business combination	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2020
Trade provisions	53,109	954	(21,998)	(247)	(20,059)	(584)	11,175
	53,109	954	(21,998)	(247)	(20,059)	(584)	11,175

(21)	Financial Liabilities

This note provides information on the contractual conditions of the Group’s financial liabilities, which are measured at amortized cost. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details at 31 December 2020 and 2019 are as follows:

	Thousands of Euros
Financial liabilities	31/12/2020	31/12/2019
Non-current obligations (a)	2,675,000	2,675,000
Senior secured debt (b)	3,335,415	3,551,300
Other loans (b)	183,771	216,686
Other non-current financial liabilities (d)	10,272	59,981
Non-current lease liabilities (note 9)	690,857	696,285
Loan transaction costs	(293,215)	(353,184)
Total non-current financial liabilities	6,602,100	6,846,068
Current obligations (a)	125,843	111,378
Senior secured debt (b)	34,035	35,872
Other loans (b)	170,730	184,164
Other current financial liabilities (d)	105,041	41,768
Current lease liabilities (note 9)	42,642	44,405
Loan transaction costs	(53,679)	(56,275)
Total current financial liabilities	424,612	361,312

On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025.

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

Grifols calculated the impact of the IFRS 9 in the new financing process concluding that it did not result in a derecognition of the liability as it has not passed the 10% quantitative test. According to the IASB’s interpretation, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group recognized an income of Euros 97,850 thousand in the 2019 statement of profit and loss (see note 27).

In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. On 5 December 2017 and 28 October 2015, the Group arranged loans with the same entity and with the same conditions for amounts of Euros 85,000 thousand and Euros 100,000 thousand, respectively. At 31 December 2020, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 212,500 thousand (Euros 233,750 thousand at 31 December, 2019).

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

There has been no movement regarding the Senior Notes in 2020.

Details of movement in the Senior Notes at 31 December 2019 are as follows:

	Thousands of Euros
	Opening outstanding balance 01/01/19	Refinancing	Closing outstanding balance 31/12/19
Senior Unsecured Notes (nominal amount)	1,000,000	—	1,000,000
Senior Secured Notes (nominal amount)	—	1,675,000	1,675,000
Total	1,000,000	1,675,000	2,675,000

At 31 December 2020 and 2019 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

	31/12/2019
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer
promissory notes	05/05/19	04/05/20	3,000	5.00%	103,122	(1,170)	(1,686)

	31/12/2020
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer
promissory notes	04/05/20	04/05/21	3,000	3.00%	116,352	(3,612)	(1,118)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(b)	Loans and borrowings

Details of loans and borrowings at 31 December 2020 and 2019 are as follows:

					Thousands of Euros
					31/12/2020		31/12/2019
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360,000	1,332,800	1,360,000	1,346,400
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	2,227,171	2,002,615	2,227,171	2,204,900
Total senior debt					3,587,171	3,335,415	3,587,171	3,551,300

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	42,500	100,000	53,125
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	63,750	85,000	74,375
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	74,375	85,000	85,000
Total EIB Loan					270,000	180,625	270,000	212,500

Revolving Credit	US Dollars	Libor + 1.5%	15/11/2019	15/11/2025	817,394	—	445,434	—
Total Revolving Credit					817,394	—	445,434	—

Other non-current loans	Euros	1.93%	21/11/2014	30/09/2024	10,000	3,146	10,000	4,186

Loan transaction costs					—	(223,944)	—	(266,214)
Non-current loans and borrowings					4,684,565	3,295,242	4,312,605	3,501,772

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

					Thousands of Euros
					31/12/2020		31/12/2019
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	(*)	13,600	(*)	13,600
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	(*)	20,435	(*)	22,271
Total senior debt					—	34,035	—	35,871
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	(*)	21,250	(*)	10,625
Total EIB Loan					—	31,875	—	21,250
Other current loans		0.10% - 4.06%			241,895	138,855	239,782	162,914
Loan transaction costs					—	(35,209)	—	(34,068)
Current loans and borrowings					241,895	169,556	239,782	185,967

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Current loans and borrowings include accrued interest amounting to Euros 7,262 thousand at 31 December 2020 (Euros 6,266 thousand at 31 December 2019).

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

The present value discounted from cash flows under the new agreement, including any fees paid and discounted using the original effective interest rate differed by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby it was considered that the debt instrument was not been substantially modified.

The costs of refinancing the senior debt have amounted to Euros 84.4 million. Based on an analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of the terms of the senior debt did not imply a derecognition of the liability. According to the IASB’s interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group recognized income of Euros 97,850 thousand in the statement of profit and loss for the year 2019 (see note 27).

The terms and conditions of the senior secured debt are as follows:

○	Tranche B: eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros:

■	Tranche B in US Dollars:

•	Original principal amount of US Dollars 2,500 million.

•	Applicable margin of 200 basis points (bp) pegged to US Libor.

•	Quasi-bullet repayment structure.

•	Maturity in 2027.

■	Tranche B in Euros:

•	Original principal amount of Euros 1,360 million.

•	Applicable margin of 225 basis points (bp) pegged to Euribor.

•	Quasi-bullet repayment structure.

•	Maturity in 2027.

Details of Tranche B by maturity at 31 December 2020 are as follows:

	US Tranche B			Tranche B in Euros
	Currency	Amortization in thousands of US Dollars	Amortization in thousands of Euros	Currency	Amortization in thousands of Euros
Maturity
2021	US Dollars	25,000	20,435	Euros	13,600
2022	US Dollars	25,000	20,435	Euros	13,600
2023	US Dollars	25,000	20,435	Euros	13,600
2024	US Dollars	25,000	20,435	Euros	13,600
2025	US Dollars	25,000	20,435	Euros	13,600
2026	US Dollars	25,000	20,435	Euros	13,600
2027	US Dollars	2,325,000	1,900,441	Euros	1,264,800
Total	US Dollars	2,475,000	2,023,051	Euros	1,346,400

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

○	US Dollar 1,000 million senior revolving credit facility: On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025 and an applicable margin of 150 basis points (bp) pegged to US Libor. At 31 December 2020 no amount has been drawn down on this facility. The costs of refinancing of the revolving credit facility have amounted to Euros 9.3 million

Both the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 70% of the consolidated EBITDA of the Group.

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

In December 2020 and December 2019 Moody’s Investors Service confirmed the ‘Ba3’ corporate family rating, ‘Ba2’ rating to the senior secured bank debt that was used to refinance the existing debt structure. The outlook is downgraded to negative (stable in December 2019). The credit rating of the senior unsecured notes is B2.

In December 2020 and December 2019 Standard & Poor’s has confirmed its ‘BB’ rating on Grifols and has assigned ‘BB+ ratings to Grifols’ senior secured debt that was used to refinance the existing debt structure. The outlook for the rating is stable. The credit rating of the senior unsecured notes is B+.

(d)	Other financial liabilities

At 31 December 2020 “other financial liabilities” include interest-free loans extended by governmental institutions amounting to Euros 12,060 thousand (Euros 14,787 thousand at 31 December 2019). The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 499 thousand (Euros 592 thousand at 31 December 2019) (see note 19).

At 31 December 2020 “other current financial liabilities” include mainly the amount payable relating to the Alkahest, Inc. acquisition amounting to Euros 100,492 thousand (see note 3). At 31 December 2019, it mainly included the purchase option of Goetech, LLC amounting to US Dollars 20 million and an outstanding balance with a related party.

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Maturity at:
Up to one year	105,041	41,768
Two years	3,945	50,585
Three years	1,976	2,977
Four years	1,580	1,870
Five years	1,141	1,420
Over five years	1,630	3,129
	115,313	101,749

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(e)	Changes in liabilities derived from financing activities

	Thousand of Euros
	Obligations	Senior Secured debt & Other loans	Finance lease liabilities	Other financial liabilities	Total
Book value at January 1, 2019	1,102,978	5,165,765	12,885	95,217	6,376,845

New financing	1,778,218	(1,522,466)	—	12,249	268,001
Refunds	(100,215)	(145,261)	(73,785)	(8,152)	(327,413)
Bear of interests	37,095	171,535	34,558	1,166	244,354
Other movements (note 2)	(108,874)	24,121	761,682	—	676,929
Collection / Payment of interests	(32,000)	(204,179)	—	—	(236,179)
Business combination (note 3)	—	10,233	—	—	10,233
Foreign exchange differences	—	187,991	5,350	1,269	194,610
Balance at December 31, 2019	2,677,202	3,687,739	740,690	101,749	7,207,380
New financing	116,352	—	—	—	116,352
Refunds	(105,564)	(66,047)	(79,037)	(22,681)	(273,329)
Bear of interests	81,880	124,840	35,084	2,073	243,877
Other movements	—	(10,468)	88,867	4,837	83,236
Collection / Payment of interests	(60,355)	(95,433)	—	—	(155,788)
Business combination (note 3)	—	—	—	34,778	34,778
Foreign exchange differences	—	(172,246)	(52,105)	(5,443)	(229,794)
Balance at December 31, 2020	2,709,515	3,468,385	733,499	115,313	7,026,712

(22)	Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Suppliers	601,618	581,882
VAT payable	11,694	9,999
Taxation authorities, withholdings payable	6,829	26,839
Social security payable	32,640	15,150
Other public entities	89,926	113,644
Other payables	141,089	165,632
Current income tax liabilities	3,482	5,966
	746,189	753,480

Suppliers

Details of balances with related parties are shown in note 31.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

(23)	Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Salaries payable	121,972	175,079
Other payables	1,046	847
Deferred income	22,934	9,791
Advances received	7,210	11,682
Other current liabilities	153,162	197,399

(24)	Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2020, 2019 and 2018 by segment is as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Bioscience	4,242,502	3,993,462	3,516,704
Diagnostic	775,889	733,604	702,265
Hospital	118,675	134,441	119,454
Bio supplies	224,090	266,540	167,004
Others	31,989	22,820	22,451
Intersegments	(53,107)	(52,176)	(41,154)
	5,340,038	5,098,691	4,486,724

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2020	31/12/2019 (*)	31/12/2018 (*)
USA and Canada	3,599,746	3,390,811	2,974,429
Spain	339,169	268,287	264,913
European Union	495,323	531,173	479,305
Rest of the world	905,800	908,420	768,077
Consolidated	5,340,038	5,098,691	4,486,724

(*) For comparison purposes, 2019 and 2018 UK figures have been reclassified from EU to ROW.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Gross sales	6,806,005	6,429,762	5,588,257
Chargebacks	(1,247,153)	(1,119,540)	(923,023)
Cash discounts	(68,912)	(70,340)	(62,518)
Volume rebates	(57,858)	(56,426)	(46,922)
Medicare and Medicaid	(61,089)	(50,442)	(40,343)
Other discounts	(30,955)	(34,323)	(28,727)
Net sales	5,340,038	5,098,691	4,486,724

Movement in discounts and other reductions in gross income during 2018 were as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare /Medicaid	Other discounts	Total
Balance at 31 December 2017	105,890	5,114	17,991	16,204	10,143	155,342
Current estimate related to sales made in current and prior year	923,023	62,518	46,922	40,343	28,727	1,101,533	(1)
(Actual returns or credits in current period related to sales made in current period)	(957,695)	(56,568)	(24,648)	(21,324)	(26,493)	(1,086,728	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	—	(4,909)	(16,384)	(13,232)	(3,781)	(38,306	)(3)
Translation differences	3,957	286	916	950	241	6,350
Balance at 31 December 2018	75,175	6,441	24,797	22,941	8,837	138,191

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Movement in discounts and other reductions to gross income during 2019 was as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare /Medicaid	Other discounts	Total
Balance at 31 December 2018	75,175	6,441	24,797	22,941	8,837	138,191
Current estimate related to sales made in current and prior year	1,119,540	70,340	56,426	50,442	34,323	1,331,071	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,104,493)	(64,523)	(28,014)	(34,486)	(22,490)	(1,254,006	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	275	(6,385)	(25,050)	(20,375)	(5,652)	(57,187	)(3)
Translation differences	(9)	24	546	389	53	1,003
Balance at 31 December 2019	90,488	5,897	28,705	18,911	15,071	159,072

Movement in discounts and other reductions to gross income during 2020 was as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare /Medicaid	Other discounts	Total
Balance at 31 December 2019	90,488	5,897	28,705	18,911	15,071	159,072
Current estimate related to sales made in current and prior year	1,247,153	68,912	57,858	61,089	30,955	1,465,966	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,033,053)	(61,387)	(27,798)	(34,564)	(30,509)	(1,187,311	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(97,504)	(6,030)	(26,481)	(14,526)	(3,615)	(148,156	)(3)
Translation differences	(16,215)	(597)	(2,614)	(2,459)	(139)	(22,023)
Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548

(1) Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

(25)	Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Cost of sales	1,058,132	988,689	810,512
Research and development	110,682	106,472	93,817
Selling, general & administration expenses	383,851	382,472	345,224
	1,552,665	1,477,633	1,249,553

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details by nature are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Wages and salaries	1,234,761	1,178,527	1,000,682
Contributions to pension plans (see note 29)	33,226	29,941	21,363
Other social charges	27,462	28,785	29,055
Social Security	257,216	240,380	198,453
	1,552,665	1,477,633	1,249,553

The average headcount during 2020 and 2019, by department, was approximately as follows:

	Average headcount
	31/12/2020	31/12/2019
Manufacturing	17,697	17,027
R&D - technical area	1,050	994
Administration and others	1,550	1,405
General management	288	252
Marketing	205	187
Sales and Distribution	1,305	1,282
	22,095	21,147

The headcount of the Group employees and the Company’s directors at 31 December 2019, by gender, was as follows:

	31/12/2019
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	7,303	12,380	19,683
Research&development - technical area	406	623	1,029
Administration and others	887	587	1,474
General management	157	157	314
Marketing	75	120	195
Sales and Distribution	682	626	1,308
	9,519	14,497	24,016

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The headcount of the Group employees and the Company’s directors at 31 December 2020, by gender, is as follows:

	31/12/2020
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	7,169	11,880	19,049
Research&development - technical area	427	688	1,115
Administration and others	992	669	1,661
General management	145	156	301
Marketing	89	130	219
Sales and Distribution	691	619	1,310
	9,522	14,146	23,668

(26)	Expenses by Nature

(a)	Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2020, 2019 and 2018 classified by functions are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Cost of sales	198,310	193,081	146,530
Research and development	32,814	22,471	19,836
Selling, general & administration expenses	90,409	86,903	62,243
	321,533	302,455	228,609

(b)	Other operating income and expenses

Other operating income and expenses incurred during 2020, 2019 and 2018 by function are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Cost of sales	500,415	467,705	432,803
Research and development	156,994	166,177	152,670
Selling, general & administration expenses	499,218	457,921	410,753
	1,156,627	1,091,803	996,226

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Details by nature are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Changes in trade provisions	(14,059)	(19,811)	(23,125)
Professional services	265,539	244,355	211,305
Commissions	27,147	32,178	21,941
Supplies and auxiliary materials	187,370	170,021	149,831
Operating leases (note 9)	28,176	33,235	84,299
Freight	137,466	130,663	112,340
Repair and maintenance expenses	147,039	136,377	107,806
Advertising	55,073	59,063	44,659
Insurance	30,776	25,647	22,632
Royalties	40,634	10,674	10,726
Travel expenses	23,005	61,346	51,428
External services	71,240	64,099	53,391
R&D Expenses	101,410	103,053	100,889
Other	55,811	40,903	48,104
Other operating income&expenses	1,156,627	1,091,803	996,226

(27)	Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Finance income	8,021	114,197	13,995
Finance cost from Senior Unsecured Notes	(85,182)	(41,920)	(35,471)
Finance cost from senior debt (note 21 (b))	(119,140)	(262,797)	(247,646)
Finance cost from sale of receivables (note 14)	(10,964)	(9,171)	(6,053)
Capitalized interest (note 10)	16,606	14,894	8,955
Finance lease expense (note 9)	(35,205)	(34,558)	—
Other finance costs	(15,754)	(9,413)	(13,058)
Finance costs	(249,639)	(342,965)	(293,273)
Impairment and gains / (losses) on disposal of financial instruments	—	(37,666)	30,280
Change in fair value of financial instruments (note 11)	55,703	1,326	—
Exchange differences	8,246	(9,616)	(8,246)
Finance result	(177,669)	(274,724)	(257,244)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

2019 finance income from senior debt includes an income of Euros 97,850 thousand related to the refinancing effect (see note 21).

During 2020 the Group has capitalized interest at a rate of between 3.72% and 4.70% based on the financing received (between 5.34% and 5.46% during 2019) (see note 4 (f)).

“Change in fair value of financial instruments” includes the difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 for an amount of Euros 56,526 thousand (see note 11).

At 31 December 2019, as part of the share exchange agreement with Shanghai RAAS Blood Products Co. Ltd., Grifols delivered 90 shares of its subsidiary Grifols Diagnostic Solutions, Inc. in exchange for a contractual right to receive equity instruments in an associate, which generated a profit related to the measurement of the contractual right amounting to Euros 1 million at 31 December 2019 (see note 11).

(28)	Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gripdan Invest, S.L., Araclon Biotech, Aigües Minerals de Vilajuiga, S.A. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc., Talecris Plasma Resources, Inc, Interstate Blood Bank, Inc. and Goetech, LLC.. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22% of taxable income, which may be reduced by certain deductions.

Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2020, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material.

(a)	Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Profit before income tax from continuing operations	878,629	817,103	725,842
Tax at 25%	219,657	204,276	181,461
Permanent differences	(7,181)	6,104	(2,000)
Effect of different tax rates	(30,686)	(22,564)	(29,543)
Tax credits (deductions)	(14,980)	(12,702)	(18,226)
Prior year income tax expense	517	(3,722)	381
Other income tax expenses/(income)	2,312	(2,933)	(637)
Total income tax expense	169,639	168,459	131,436

Deferred tax	43,138	58,275	(21,189)
Current tax	126,501	110,184	152,625
Total income tax expense	169,639	168,459	131,436

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

The effect of the different tax rates is basically due to a change of country mix in profits

(b)	Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	31/12/2020	31/12/2019	31/12/2018
Assets
Provisions	3,942	6,228	7,936
Inventories	59,129	51,838	41,029
Tax credits (deductions)	57,896	61,476	57,357
Tax loss carryforwards	53,063	36,066	32,769
Other	11,004	6,531	8,611
Subtotal, assets	185,034	162,139	147,702
Goodwill	(30,040)	(27,721)	(24,691)
Fixed assets, amortisation and depreciation	(3,011)	(2,821)	(3,922)
Intangible assets	(2,062)	(8,573)	(6,550)
Subtotal, net liabilities	(35,113)	(39,115)	(35,163)
Deferred assets, net	149,921	123,024	112,539

Liabilities
Goodwill	(215,907)	(194,964)	(150,644)
Intangible assets	(270,145)	(214,993)	(220,752)
Fixed assets	(78,325)	(88,498)	(99,819)
Debt cancellation costs	(66,720)	(65,967)	(42,319)
Subtotal, liabilities	(631,097)	(564,422)	(513,534)
Tax loss carryforwards	12,024	24,734	20,833
Inventories	1,673	2,408	5,644
Provisions	36,663	39,366	53,290
Other	23,924	34,087	29,369
Subtotal, net assets	74,284	100,595	109,135
Net deferred Liabilities	(556,813)	(463,827)	(404,398)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2020	31/12/2019	31/12/2018
Balance at 1 January	(340,803)	(291,859)	(322,755)
Movements during the year	(43,138)	(58,275)	21,189
Business combination (note 3)	(47,988)	—	21,328
Translation differences	25,037	9,331	(11,621)
Balance at 31 December	(406,892)	(340,803)	(291,859)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Detail of assets and liabilities by jurisdiction at 31 December 2020 are as follows:

	USA	Spain	Other	Total
	31/12/2020	31/12/2020	31/12/2020	31/12/2020
Net deferred tax	(466,961)	(36,298)	(26,616)	(529,875)
Tax credit rigths	—	57,861	35	57,896
Tax loss carryforwards	21,277	4,928	38,882	65,087
	(445,684)	26,491	12,301	(406,892)

Detail of assets and liabilities by jurisdiction at 31 December 2019 are as follows:

	USA	Spain	Other	Total
	31/12/2019	31/12/2019	31/12/2019	31/12/2019
Net deferred tax	(392,040)	(35,117)	(35,921)	(463,078)
Tax loss carryforwards	54,340	5,162	1,297	60,799
Tax credit rigths	—	61,476	—	61,476
	(337,700)	31,521	(34,624)	(340,803)

Detail of assets and liabilities by jurisdiction at 31 December 2018 are as follows:

	USA 31/12/2018	Spain 31/12/2018	Other 31/12/2018	Total 31/12/2018
Net deferred tax	(353,116)	(34,441)	(15,260)	(402,817)
Tax credit rigths	46,722	5,669	1,210	53,601
Tax loss carryforwards	—	57,357	—	57,357
	(306,394)	28,585	(14,050)	(291,859)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2020, 2019 and 2018 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 89,750 thousand at 31 December 2020 (Euros 26,840 thousand at 31 December 2019).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in 5 years.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Tax loss carryforwards pending to be offset derived from the US companies are available for 20 years from their date of origin whilst tax losses carryforwards pending to be offset from Spanish companies registered in the Basque Country are available for 15 years and there is no maturity date for other remaining Spanish companies. The Group estimates that of the total amount of tax credits for tax losses recognized in the balance sheet at 31 December 2020 for an amount of Euros 65,087 thousand, approximately Euros 42,363 thousand will be recovered in a period of less than 5 years.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 93,585 thousand (Euros 66,364 thousand at 31 December 2019).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c)	Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

•	Grifols Shared Services North America, Inc. and subsidiaries: In 2020 notification of an inspection was received relating to the State Income Tax for the fiscals year 2017 and 2018.

•	Grifols, S.A., Grifols Movaco, S.A., Diagnostic Grifols, S.A. and Instituto Grifols, S.A: In 2019 notification of an inspection has been received from 2014 to 2016 for corporate income tax and from 2015 to 2016 for VAT and withholding tax.

Group management does not expect any significant liability to derive from these inspections.

Based on its experience of the different tax inspections in the different jurisdictions in which Grifols operates, the Group considers it unlikely that there will be a scenario of discrepancy with the taxation authorities that will require significant adjustments to be made to the tax result or to the asset and/or liability balances relating to corporate income tax.

(29)	Other Commitments with Third Parties and Other Contingent Liabilities

(a)	Guarantees

The Group has no significant guarantees extended to third parties.

(b)	Guarantees committed with third parties

The Group has no significant guarantees extended to third parties, except for those described in note 21.

(c)	Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2020 has amounted to Euros 896 thousand (Euros 833 thousand for 2019).

In successive years this contribution will be defined through labor negotiations.

In the event that control is taken of the Company, the Group has agreements with 57 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary.

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

At 31 December 2020, the Group has settled the RSU plan of 2017 for an amount of Euros 7,552 thousand (Euros 8,546 thousand at 31 December 2019 corresponding to the RSU plan of 2016).

This commitment is treated as equity instrument and the amount totals Euros 13,880 thousand at 31 December 2020 (Euros 12,498 thousand at 31 December 2019).

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 32.2 million in 2020 (US Dollars 29.4 million in 2019).

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

(d)	Purchase commitments

Details of the Group’s raw material purchase commitments s at 31 December 2020 are as follows:

Thousands of Euros
2021	182,710
2022	113,555
2023	77,385
2024	1,033
2025	1,033
More than 5 years	603

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(e)	Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•	ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS, INC. adv. SIEMENS HEALTHCARE DIAGNOSTICS, INC.

Served: 20 November 2018

Contract Dispute

Ortho-Clinical Diagnostics, Inc. (“Ortho”) and Grifols Diagnostic Solutions, Inc. (“GDS”) dispute with Siemens Healthcare Diagnostics, Inc. (“Siemens”) regarding sales and commissions under the Supply and Agency Agreement.

NEXT ACTION: Dispute Resolution initiated per the Supply and Agency Agreement. Common Interest and Joint Defense Agreement entered between Ortho and GDS. Several meetings with executives and counsel took place in June, September and October 2019. Notice of arbitration filed on 4 December 2019. Siemens filed counterclaims on 10 December 2019. Arbitration panel selected and schedule established. Expert reports are due to be filed and expert discovery concluded by mid-February. Motion practice to limit arguments also underway and expected to be heard in March.

•	ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC.

Served: 8 October 2019

US District Court, Northern District of Illinois

Patent Infringement, Civil Action No. 1:19-cv-6587

Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated 16 August 2019 (the “HIV License”). On 12 September 2019, GDS and Ortho filed Notice of Arbitration. On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. GDS filed Motions to Dismiss and to Compel Arbitration, but the Court continued all pending Motions and referred the parties to a magistrate for a mandatory settlement conference. On 5 February 2020 the parties attended a Mandatory Settlement Conference ordered by the District Judge, with the Magistrate Judge presiding. No satisfactory settlement was reached. On 16 March, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing was 15-16 June, 2020. As a result, the arbitrator awarded Grifols/Ortho US Dollars 4 Million. The court litigation is continuing. Abbott’s Motion to Dismiss was denied on 1 December, 2020. Discovery is now underway.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(30)	Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousand of Euros
	31/12/2019
	Carrying amount						Fair Value
	Financial assets at amortised costs	Financial assets at FV to profit or loss	Financial assets at FV to OCI	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	7	—	—	—	7	7	—	—	7
Current Financial derivatives	—	1,716,738	—	—	—	1,716,738	—	—	1,716,738	1,716,738
Trade receivables	—	—	298,346	—	—	298,346	—	298,346	—	298,346
Financial assets measured at fair value	—	1,716,745	298,346	—	—	2,015,091
Non-current financial assets	138,923	—	—	—	—	138,923
Other current financial assets	12,188	—	—	—	—	12,188
Trade and other receivables	153,960	—	—	—	—	153,960
Cash and cash equivalents	741,982	—	—	—	—	741,982
Financial assets not measured at fair value	1,047,053	—	—	—	—	1,047,053
Senior Unsecured Notes	—	—	—	(2,576,935)	—	(2,576,935)	(2,749,557)	—	—	(2,749,557)
Promissory Notes	—	—	—	(100,267)	—	(100,267)
Senior secured debt	—	—	—	(3,286,889)	—	(3,286,889)	—	(3,623,233)	—	(3,623,233)
Other bank loans	—	—	—	(400,850)	—	(400,850)
Finance lease payables	—	—	—	(740,690)	—	(740,690)
Other financial liabilities	—	—	—	(101,749)	—	(101,749)
Debts with associates	—	—	—	(1,258)	—	(1,258)
Other non-current debts	—	—	—	—	(983)	(983)
Trade and other payables	—	—	—	(747,514)	—	(747,514)
Other current liabilities	—	—	—	—	(197,399)	(197,399)
Financial liabilities not measured at fair value	—	—	—	(7,956,152)	(198,382)	(8,154,534)
	1,047,053	1,716,745	298,346	(7,956,152)	(198,382)	(5,092,390)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

	Thousand of Euros
	31/12/2020
	Carrying amount						Fair Value
	Financial assets at amortised costs	Financial assets at FV to profit or loss	Financial assets at FV to OCI	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	1,128	1,880	—	—	3,008	1,128	—	1,880	3,008
Trade receivables	—	—	308,485	—	—	308,485	—	308,485	—	308,485
Financial assets measured at fair value	—	1,128	310,365	—	—	311,493
Non-current financial assets	195,149	—	—	—	—	195,149
Other current financial assets	11,118	—	—	—	—	11,118
Trade and other receivables	147,108	—	—	—	—	147,108
Cash and cash equivalents	579,647	—	—	—	—	579,647
Financial assets not measured at fair value	933,022	—	—	—	—	933,022
Senior Unsecured & Secured Notes	—	—	—	(2,601,479)	—	(2,601,479)	(2,705,437)	—	—	(2,705,437)
Promissory Notes	—	—	—	(111,622)	—	(111,622)
Senior secured debt	—	—	—	(3,110,298)	—	(3,110,298)	—	(3,358,729)	—	(3,358,729)
Other bank loans	—	—	—	(354,501)	—	(354,501)
Lease liabilities	—	—	—	(733,499)	—	(733,499)
Other financial liabilities	—	—	—	(115,313)	—	(115,313)
Other non-current debts	—	—	—	—	(16,391)	(16,391)
Trade and other payables	—	—	—	(742,707)	—	(742,707)
Other current liabilities	—	—	—	—	(153,162)	(153,162)
Financial liabilities not measured at fair value	—	—	—	(7,769,419)	(169,553)	(7,938,972)
	933,022	1,128	310,365	(7,769,419)	(169,553)	(6,694,457)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Credit risk

(a)	Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2020 and 2019 the maximum level of exposure to credit risk is as follows:

	Thousands of Euros
Carrying amount	Note	31/12/2020	31/12/2019
Non-current financial assets	12	198,157	138,930
Other current financial assets	12	11,118	1,728,926
Trade receivables	14	383,233	369,797
Other receivables	14	24,377	29,267
Cash and cash equivalents	15	579,647	741,982
		1,196,532	3,008,902

The maximum level of exposure to risk associated with receivables at 31 December 2020 and 2019, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2020	31/12/2019
Spain	62,358	58,363
EU countries	84,962	44,887
United States of America	157,395	171,345
Other European countries	10,525	13,485
Other regions	92,370	110,984
	407,610	399,064

(b)	Impairment losses

A breakdown of the trade and other receivables net of the bad debt provision by ageing as of 31 December 2019 is as follows:

	Thousands of Euros
	ECL Rate	Total gross carrying amount	Provision	Total net trade receivable third party
not matured	0.19%	285,942	(585)	285,357
Past due 0-30 days	0.19%	48,212	(57)	48,155
Past due 31-60 days	0.62%	15,831	(101)	15,730
Past due 61-90 days	2.03%	10,364	(156)	10,208
Past due 91-180 days	3.01%	8,606	(243)	8,363
Past due 181-365 days	8.52%	2,216	(232)	1,984
More than one year	100.00%	3,056	(3,056)	—
Customers with objective evidence of impairment		17,861	(17,861)	—
		392,088	(22,291)	369,797

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

A breakdown of the trade and other receivables net of the bad debt provision by seniority at 31 December 2020 is as follows:

	Thousands of Euros
	ECL Rate	Total gross carrying amount	Provision	Total net trade receivable third party
Not matured	0.19%	283,612	(515)	283,097
Past due 0-30 days	0.19%	34,282	(54)	34,228
Past due 31-60 days	0.62%	9,157	(57)	9,100
Past due 61-90 days	2.03%	6,155	(125)	6,030
Past due 91-180 days	3.01%	16,546	(211)	16,335
Past due 181-365 days	8.52%	34,768	(325)	34,443
More than one year	100.00%	4,861	(4,861)	—
Customers with objective evidence of impairment		16,837	(16,837)	—
		406,218	(22,985)	383,233

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2020	31/12/2019	31/12/2018
Opening balance	22,291	20,531	19,706
Net charges for the year	2,436	4,971	6,443
Net cancellations for the year	(124)	(3,142)	(5,650)
Transfers	(29)	(19)	—
Translation differences	(1,589)	(50)	32
Closing balance	22,985	22,291	20,531

An analysis of the concentration of credit risk is provided in note 5 (a).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
Carrying amount	Note	Carrying amount at 31/12/19	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities
Bank loans	21	3,687,739	4,826,286	204,851	100,083	183,525	715,443	3,622,384
Other financial liabilities	21	101,749	101,749	21,000	20,708	50,646	7,416	1,979
Bonds and other		2,677,202		128,606	32,016	64,031	2,137,772	804,650
marketable securities	21		3,167,075
Finance lease payables	21	740,690	740,690	22,334	22,130	41,444	155,300	499,482
Debts with associates	31	1,258	1,258	—	1,258	—	—	—
Payable to suppliers	22	581,882	581,882	581,867	15	—	—	—
Other current liabilities	23	22,320	22,320	21,612	708	—	—	—
Total		7,812,840	9,441,260	980,270	176,918	339,646	3,015,931	4,928,495

		Thousands of Euros
Carrying amount	Note	Carrying amount at 31/12/19	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities
Bank loans	21	3,464,799	4,176,075	190,659	89,704	134,789	502,605	3,258,318
Other financial liabilities	21	115,313	115,314	103,397	1,645	3,372	5,515	1,385
Bonds and other		2,713,101	3,119,194	144,756	32,016	64,031	2,091,066	787,325
marketable securities	21
Lease liabilities	21	733,499	733,499	21,896	20,746	40,961	158,032	491,864
Payable to suppliers	22	601,618	601,618	601,585	33	—	—	—
Other current liabilities	23	31,190	31,190	30,369	821	—	—	—
Total		7,659,520	8,776,890	1,092,662	144,965	243,153	2,757,218	4,538,892

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

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2020
	Euros (*)	Dollars (**)
Trade receivables	1,468	19,938
Receivables from Group companies	112,442	6,140
Loans to Group companies	221,135	55
Cash and cash equivalents	35,034	416
Trade payables	(46,318)	(10,822)
Payables to Group companies	(61,421)	(72,693)
Loans from Group companies	(18,391)	(1,726)
Bank loans	(53,125)	—
Balance sheet exposure	190,824	(58,692)

(*) Balances in Euros in subsidiaries with US Dollars functional currency
(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2020 and 2019 year ends are as follows:

	Closing exchange rate
Euros	31/12/2020	31/12/2019
US Dollars	1.2234	1.1225

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2020, equity would have increased by Euros 750,646 thousand (Euros 799,565 thousand at 31 December 2019) and profit due to foreign exchange differences would have increased by Euros 13,213 thousand (would have decreased by Euros 16,291 thousand at 31 December 2019). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2020 and 2019 would have had the opposite effect for the amounts shown above, all other variables being held constant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

Interest rate risk

(a)	Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Fixed-interest financial instruments
Financial liabilities	(2,887,500)	(2,908,750)
	(2,887,500)	(2,908,750)
Variable-interest financial instruments
Financial liabilities	(3,369,451)	(3,587,171)
	(3,369,451)	(3,587,171)
	(6,256,951)	(6,495,921)

(b)	Sensitivity analysis

If the interest rate had been 100 basis points higher at 31 December 2020, the interest expense would have increased by Euros 36,153 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

If the interest rate had been 100 basis points higher at 31 December 2019, the interest expense would have increased by Euros 51,412 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

(31)	Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2020	31/12/2019
Receivables from associates (note 14)	1,447	1,883
Trade payables associates	(133)	(114)
Loans to associates (note 12)	—	18,342
Loans to other related parties (note 12)	80,851	86,363
Other financial assets with other related parties	114,825	34,367
Debts with associates	—	(1,258)
Debts with key management personnel	(5,934)	(4,005)
Payables to members of the board of directors	—	—
Payables to other related parties	(6,613)	(4,878)
Other financial liabilities with other related parties	—	(13,000)
	184,443	117,700

Payables are included in trade and other payables (see note 22).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(a)	Group transactions with related parties

Group transactions with related parties during 2018 were as follows:

	Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	5,846	—	—	—
Purchases	(97,941)	—	—	—
Other service expenses	(21,065)	—	(4,282)	(844)
Operating lease expense	—	—	(5,469)	—
Remuneration	—	(16,070)	—	(5,848)
R&D agreements	(50)	—	—	—
Sale of investments (note 3)	—	—	469,881	—
Finance income	3,951	—	—	—
Finance cost	(579)	—	—	—
	(109,838)	(16,070)	460,130	(6,692)

Group transactions with related parties during 2019 were as follows:

	Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	10,196	—	—	—
Purchases	(48,300)	—	—	—
Other service expenses	(25,638)	—	(5,586)	(220)
Remuneration	—	(16,795)	—	(5,517)
Payments for rights of use	—	—	(7,104)	—
Finance income	2,265	—	—	—
Finance cost	(158)	—	—	—
	(61,635)	(16,795)	(12,690)	(5,737)

Group transactions with related parties during 2020 are as follows:

	Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	10,522	—	—	—
Purchases	(459)	—	—	—
Other service expenses	(15,010)	—	(10,344)	—
Remuneration	—	(17,164)	—	(4,966)
Payments for rights of use	—	—	(5,137)	—
Purchase of property, plant and equipment	—	—	(13,500)	—
Finance income	10,939	—	—	—
	5,992	(17,164)	(28,981)	(4,966)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

“Other service expenses” include contributions to non-profit organizations totaling Euros 10,344 thousand in 2020 (Euros 5,586 thousand in 2019 and Euros 4,282 thousand in 2018).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director received annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. In the years 2014, 2015, 2017 and 2018 the contract was renewed and the amount of the fees corresponded to US Dollars 1 million per year. The contract expired on 31 March 2019 and during 2019 the fees amounted to US Dollars 250 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

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

Directors representing shareholders´ interests have received remuneration of Euros 965 thousand in 2020 (Euros 1,501 thousand in 2019).

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

(32)	COVID-19 Impact

In 2020, Grifols has continued to demonstrate its resilience and commitment to sustainable growth during the COVID-19 pandemic.

Grifols keeps its plasma centers, production facilities and the supply of products and services operational. In addition, to continue strengthening its commitment to society, Grifols works through its talent pool, R&D projects and capital expenditures to continue helping to fight the pandemic.

Due to these unprecedented times and in accordance to IAS 2 “Inventories”, Grifols recognized a total estimated impact of Euros 205 million to adjust Grifols’ inventory value primarily during the COVID-19 pandemic in the second quarter of the year.

In addition, in line with its prudence and commitment to profitability, Grifols has implemented an operating expense containment plan to yield a positive impact of Euros 112 million in the statement of profit and loss for 2020. The plan has no impact on the company’s labor force or innovation investments.

Noteworthy is the contribution mainly in Spain of the specific diagnostic test developed by Grifols for the detection of SARS-CoV-2.With all this, Grifols estimates that the net impact on operating result caused by the COVID-19 pandemic amounts to Euros 155 million. This figure includes the negative impact on inventory value and the reduced revenues from the Bioscience Division, and the positive impact of the operating expense containment plan and the contribution of the molecular test for the detection of the SARS-CoV-2 virus.

At 31 December, 2020 Grifols’ liquidity position stands at close to Euros 1,500 million, including Euros 580 million corresponding to the cash position and nearly Euros 900 million of undrawn lines of credit.

The company is equipped to respond to the demands of the current context and remains committed to its long-term growth strategy. Grifols will continue to monitor any potential impacts on operations and will take all necessary actions to mitigate any potential effect on its supply chain.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(33)	Subsequent events

(a)	GigaGen, Inc.

As at March 8, 2021 Grifols has acquired 59.11% of shares of GigaGen Inc. (GigaGen) to reach 100% of its share capital and thus becoming a Group company for a base amount of US Dollars 80 million. Grifols will finance the operation with its own funds, with no need to issue debt. Half of the consideration has been paid at the closing date and the remaining amount will be paid one year after closing. This agreement is in alignment with Grifols’ R+D+i strategy, grounded in an integrated approach that encompasses both in-house projects and investee-led initiatives whose research complements its core operations. Prior to this transaction, the previous percentage stake in GigaGen was recorded using the equity method and therefore, the difference between the fair value of the previous investment and the book value estimated on US Dollars 43 million has been recognized as income under “Profit/(Loss) of equity accounted investees” in the consolidated statement of profit and loss.

(b)	Acquisition of plasma donation centers from BPL Plasma, Inc.

As at February 28, 2021 Grifols acquired 25 U.S.-based plasma centers from BPL Plasma Inc, which obtain a run-rate of 1 million liters of plasma per year. Following this acquisition, the company will immediately increase its plasma supply. The US Dollars 382 million transaction received the applicable regulatory clearances and will be financed with Grifols’ own resources, without issuing debt.

In accordance with the company’s strategic plan to advance its plasma-collection leadership, this transaction expands, reinforces and diversifies Grifols’ network of centers and capacity to supply life-enhancing plasma-derived medicines to patients.

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

For practical purposes, for the present transaction, the exchange rate Euro / Dollar 1.217 was used for all purposes.

	Thousand of Euros	Thousand of US Dollars
Cost of the business combination
Cash paid	313,887	382,000
Total business combination cost	313,887	382,000
Fair value of net assets acquired	14,317	17,424
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	299,569	364,576

Provisional goodwill generated in the acquisition is attributed to workforce and other expected benefits from the business combination of the assets and activities of the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial statements

(c)	Buy-back Programme

The Board of Directors of Grifols, in its meeting held on 11 March 2021, resolved to implement a buy-back programme of Grifols’ own shares (the “Buy-back Programme”), in accordance with the authorisation granted by the Ordinary General Shareholders’ Meeting held on 9 October 2020 under item twelve of its agenda.

The Buy-back Programme is carried out pursuant to the provisions of the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) (the “MAR”) and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programmes and stabilisation measures (the “Delegated Regulation” with the exception of article 2 para. 1 a) of the Delegated Regulation. The Delegated Regulation together with the MAR, the “Buy-back Programme Rules”).

The Buy-back Programme is executed with the aim of using the own shares as a consideration in certain future acquisitions that Grifols may carry out (as Grifols has done in previous occasions).

The maximum number of shares to be acquired under the Buy-back Programme is set at 6,875,549 Grifols’ shares, specifically 4,261,298 Class A shares and 2,614,251 Class B shares, representing 1% approximately of the share capital of Grifols as of the date thereof. The maximum net investment is EUR 125,000,000. The purchase of Class A and Class B shares is made on a pro rata basis, in accordance with the Articles of Association.

Grifols has entrusted the execution of the Buy-back Programme to an independent bank. The bank will make its decisions regarding the number of shares, share price and time at which any share purchase is carried out, independently of and without influence of Grifols in accordance with the Buy-back Programme Rules. Grifols will thus not exercise control over the bank’s decisions in this respect.

The Buy-back Programme started on 12 March 2021 and will remain in force until 14 June 2021 (both days included). Nevertheless, Grifols reserves the right to early terminate the Buy-back Programme under certain circumstances.

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018

		Acquisition /			31/12/2020		31/12/2019		31/12/2018
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies

Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	100.000%	—	100.000%	—	100.000%

Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.) Merged with Grifols International in 2018	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	—	—	—	—	—	—

Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	98.600%	1.400%	98.600%	1.400%	98.600%	1.400%

Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Biologicals LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	100.000%	—

Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	55.000%	—	55.000%	—	100.000%

Grifols Therapeutics LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procurement of human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—	100.000%	—	100.000%	—

Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	91.880%	8.120%	91.880%	8.120%	99.998%	—

Asociación I+D Progenika	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	—	—	—	—	99.998%

Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	—	55.000%	—	55.000%	100.000%	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I
GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018

		Acquisition /			31/12/2020		31/12/2019		31/12/2018
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies

Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—

Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%

Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—

Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30.000%	—	30.000%	—	30.000%

Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—

Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	0.000%	100.000%	0.000%	100.000%	—

Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I
GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018

		Acquisition /			31/12/2020		31/12/2019		31/12/2018
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies

Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.980%	0.020%	99.980%	0.020%	99.980%	0.020%

Medion Diagnostics GmbH	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	—	—	—	—	100.000%

Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—

Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	100.000%	—	100.000%	—

Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols (H.K.), Limited	Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100.000%	—	100.000%	—	100.000%

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984%	0.016%	99.984%	0.016%	99.984%	0.016%

Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—	100.000%	—	100.000%	—

Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100.000%	—	100.000%	—	100.000%

Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—	100.000%	—	100.000%	—

Gripdan Invest, S.L	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Rental of industrial buildings	100.000%	—	100.000%	—	100.000%	—

Gri-Cel, S.A. (merged with Instituto Grifols, S.A. in 2019)	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	—	—	—	—	0.001%	99.999%

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I
GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018

		Acquisition /			31/12/2020		31/12/2019		31/12/2018
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies

Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	—	75.100%	—	75.100%	—	73.220%

VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	86.830%	—	81.340%	—	81.340%

Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	—	100.000%	—	100.000%	—	100.000%

PBS Acquisition Corp. (merged with IBBI in 2019)	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States	2016	Services	Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code)	—	—	—	—	—	100.000%

Kiro Grifols S.L (formerly Kiro Robotics S.L)	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	90.000%	—	90.000%	—	90.000%	—

Chiquito Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).	—	100.000%	—	100.000%	—	100.000%

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	2017	Industrial	Collection and use of mineral-medicinal waters and obtainment of all necessary administrative concessions for the optimum and widest use of these.	99.990%	0.010%	99.990%	0.010%	100.000%	—

Goetech LLC (D/B/A Medkeeper)	7600 Grandview Avenue, Suite 210, Arvada, CO 80002, United States	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	—	100.000%	—	54.760%	—	54.760%

Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	—

Haema, AG	LandsteinerstraBe 1, 04103 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—

BPC Plasma, Inc (formerly Biotest Pharma Corp)	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	42.450%	—	—	—	—

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—	50.000%	—	—	—	—

Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	—	50.000%	—	—	—	—

Green Cross Biotherapeutics	2911 Avenue Marie Curie, Arrondissement de Saint- Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmceuticals and Medicines Industry	—	100.000%	—	—	—

GCAM, Inc.	1561 E Orangethorpe Ave #205, Fullerton, CA 92831 USA	2020	Industrial	To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware and engaging in any and all activities necessary or incidental to the foregoing.	—	100.000%	—	—	—

Grifols Laboratory Solutions, Inc	Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 Estados Unidos	2020	Services	To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	—	100.000%	—	—	—

Grifols Korea Co., Ltd.	302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions.	100.000%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

  Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018

		Acquisition /			31/12/2020		31/12/2019		31/12/2018
	Registered	/Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Equity-accounted investees and others

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	35.130%	—	35.130%	—	35.130%

TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	—	—	—	—	—

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	24.990%	—	24.990%	—	24.990%

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	—	—	47.580%	—	47.580%

Albajuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	49.000%	—	49.000%	—	30.000%

Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	—	—	49.190%

Bio Blood Components Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	—	—	48.972%

Plasma Biological Services, LLC	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	—	—	48.900%

Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	19.330%	—	19.330%	—	19.330%

Access Biologicals, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

Access Manufacturing, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	—	—	49.000%

Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, USA	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	43.960%	—	43.960%	—	43.960%

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—	—	—	50.000%	—	50.000%

Medcom Advance, S.A	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	—	45.000%	—	45.000%	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX I
GRIFOLS, S.A.  AND SUBSIDIARIES

  Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018

		Acquisition /			31/12/2020		31/12/2019		31/12/2018
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	—	—	—	50.000%	—	—

Shanghai RAAS Blood Products Co. Ltd.	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the international level.	26.200%	—	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated financial statements.

APPENDIX II
GRIFOLS, S.A.  AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2020, 2019 and 2018

(Expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Revenues from external customers	4,242,502	3,993,462	3,516,704	118,675	134,441	119,454	775,889	733,604	702,265	224,090	266,540	167,004	31,989	22,820	22,451	(53,107)	(52,176)	(41,154)	5,340,038	5,098,691	4,486,724
Total operating income	4,242,502	3,993,462	3,516,704	118,675	134,441	119,454	775,889	733,604	702,265	224,090	266,540	167,004	31,989	22,820	22,451	(53,107)	(52,176)	(41,154)	5,340,038	5,098,691	4,486,724
Profit/(Loss) for the segment	949,989	1,079,216	902,402	(12,504)	(8,674)	(12,587)	215,793	215,828	215,990	19,871	16,246	36,824	2,241	1,279	19,788	4,428	(3,094)	(5,764)	1,179,818	1,300,801	1,156,653
Unallocated expenses																			(183,686)	(169,436)	(162,529)
Operating profit/(loss)																			996,132	1,131,365	994,124
Finance result																			(177,669)	(274,724)	(257,244)

Share of profit/(loss) of equity-accounted investee	—	—	2,839	—	—	—	—	(19,794)	(10,975)	—	—	3,039	60,166	(19,744)	(5,941)		—	—	60,166	(39,538)	(11,038)
Income tax expense																			(169,639)	(168,459)	(131,436)
Profit for the year after tax																			708,990	648,644	594,406

Segment assets	7,975,667	8,416,922	6,928,220	257,360	274,250	250,543	3,371,125	3,676,011	3,526,136	251,551	226,814	117,673	383,981	77,501	54,363	(26,773)	(32,892)	(29,281)	12,212,911	12,638,606	10,847,654
Equity-accounted investments	—	10,368	99,547	—	—	—	—	—	19,256	46,782	49,922	47,742	1,822,238	54,183	60,360	—	—	—	1,869,020	114,473	226,905
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,192,845	2,789,532	1,402,487
Total assets																			15,274,776	15,542,611	12,477,046
Segment liabilities	1,222,664	1,371,352	764,377	32,179	53,441	32,767	372,461	351,799	230,517	120,787	126,289	6,427	121,334	35,581	34,698	—	—	—	1,869,425	1,938,462	1,068,786
Unallocated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,685,296	6,758,381	6,711,656
Total liabilities																			8,554,721	8,696,843	7,780,442

Other information:
Allocated amortisation and depreciation	201,087	196,335	156,893	12,443	11,686	10,819	63,053	52,224	44,030	21,846	20,415	5,656	2,820	2,147	1,941	—	—	—	301,249	282,807	219,339
Unallocated amortisation and depreciation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	20,284	19,648	9,270
Allocated expenses that do not require cash payments	38,955	43,524	172,648	529	(289)	297	(21,335)	(22,873)	(27,651)	3	393	28	(2,977)	—	—	—	—	—	15,175	20,755	145,322
Unallocated expenses that do not require cash payments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,924	2,416	1,339
Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	289,062	868,103	220,531	11,548	62,298	15,354	34,516	103,911	58,064	10,915	65,448	2,050	1,150	1,768	883	—	—	—	347,191	1,101,528	296,882
Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	107,178	73,544	19,795

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

        Reporting by geographical area

for the years ended 31 December 2020, 2019 and 2018

(Expressed in thousands of Euros)

	Spain			Rest of European Union (*)			USA + Canada			Rest of World (*)			Consolidated
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Net Revenue	339,169	268,287	264,913	495,323	531,173	479,305	3,599,746	3,390,811	2,974,429	905,800	908,420	768,077	5,340,038	5,098,691	4,486,724
Assets by geographical area	1,117,647	2,764,054	898,599	2,927,198	3,425,874	3,177,781	9,138,360	9,059,674	8,133,108	2,091,571	293,009	267,558	15,274,776	15,542,611	12,477,046
Other information:
Additions for the year of property, plant & equipment, intangible assets and rights of use	93,787	183,891	70,639	92,873	181,736	69,534	253,442	787,586	166,353	14,267	21,859	10,151	454,369	1,175,072	316,677

(*) For comparison purposes, 2019 and 2018 UK figures have been reclassified from EU to ROW.

This appendix forms an integral part of note 6 to the consolidated financial statements

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2020

(Expressed in thousands of Euros)

	Balance at 31/12/2019	Additions	Business combinations	Transfers	Disposals	Translation differences	Balance at 31/12/2020
Development costs	435,339	35,301	265,571	—	—	(34,821)	701,390

Concessions, patents, licenses brands & similar	229,997	16,174	5	(6)	—	(18,147)	228,023

Computer software	258,597	27,939	2,229	3,963	(11)	(13,066)	279,651

Currently marketed products	1,092,834	—	—	—	—	(88,169)	1,004,665

Other intangible assets	178,359	3,118	—	(399)	(10,233)	(14,201)	156,644

Total cost of intangible assets	2,195,126	82,532	267,805	3,558	(10,244)	(168,404)	2,370,373

Accum. amort. of development costs	(103,531)	(23,810)	—	—	—	1,466	(125,875)

Accum. amort of concessions, patents, licenses, brands & similar	(43,656)	(8,221)	—	(1,732)	—	2,412	(51,197)

Accum. amort. of computer software	(143,806)	(19,198)	—	(9,833)	12	5,701	(167,124)

Accum. amort. of currently marketed products	(322,119)	(37,739)	—	—	—	27,890	(331,968)

Accum. amort. of other intangible assets	(80,836)	(6,844)	—	9,389	214	6,647	(71,430)

Total accum. amort intangible assets	(693,948)	(95,812)	—	(2,176)	226	44,116	(747,593)

Impairment of other intangible assets	(67,644)	(2,977)	—	—	—	5,492	(65,130)

Carrying amount of intangible assets	1,433,534	(16,257)	267,805	1,382	(10,018)	(118,796)	1,557,650

(See note 3)

This appendix forms an integral part of note 8 to the consolidated financial statements

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2019

(Expressed in thousands of Euros)

	Balance at 31/12/2018	Additions	Business combinations	Transfers	Disposals	Translation differences	Balance at 31/12/2019
Development costs	377,312	53,847	—	—	-591	4,771	435,339

Concessions, patents, licenses brands & similar	196,410	26,222	2,587	293	—	4,485	229,997

Computer software	234,423	21,846	17	-518	-105	2,934	258,597

Currently marketed products	1,071,827	—	—	—	—	21,007	1,092,834

Other intangible assets	174,768	8	-365	516	-5	3,437	178,359

Total cost of intangible assets	2,054,740	101,923	2,239	291	(701)	36,634	2,195,126

Accum. amort. of development costs	(90,107)	(13,357)	—	—	—	(67)	(103,531)

Accum. amort of concessions, patents, licenses, brands & similar	(36,760)	(6,386)	—	—	—	(510)	(43,656)

Accum. amort. of computer software	(126,653)	(15,963)	—	(278)	60	(972)	(143,806)

Accum. amort. of currently marketed products	(278,795)	(38,040)	—	—	—	(5,284)	(322,119)

Accum. amort. of other intangible assets	(70,553)	(8,144)	—	(763)	—	(1,376)	(80,836)

Total accum. amort intangible assets	(602,868)	(81,890)	—	(1,041)	60	(8,209)	(693,948)

Impairment of other intangible assets	(66,335)	—	—	—	—	(1,309)	(67,644)

Carrying amount of intangible assets	1,385,537	20,033	2,239	(750)	(641)	27,116	1,433,534

(See note 3)

This appendix forms an integral part of note 8 to the consolidated financial statements

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use

for the year ended

31 December 2020

(Expressed in thousands of Euros)

	Balance at 31/12/2019	Additions	Business combinations	Transfers	Disposals	Translation differences	Balance at 31/12/2020
Land and buildings	734,846	68,172	19,424	—	(10,935)	(52,387)	759,120

Machinery	6,167	1,775	—	(1,846)	(59)	(130)	5,907

Computer equipment	6,504	2,449	—	(37)	(347)	(341)	8,228

Vehicles	14,030	2,681	74	(10)	(1,914)	(709)	14,152

Total cost of rights of use	761,547	75,077	19,498	(1,893)	(13,255)	(53,567)	787,407

Accum. amort. of land and buildings	(49,441)	(52,774)	—	(2)	2,341	5,758	(94,118)

Accum. amort of machinery	(1,698)	(1,588)	—	955	55	40	(2,236)

Accum. amort. of computer equipment	(2,180)	(3,012)	—	37	347	168	(4,640)

Accum. amort. of vehicles	(4,370)	(5,206)	—	7	1,529	323	(7,717)

Total accum. amort of rights of use	(57,689)	(62,580)	—	997	4,272	6,289	(108,711)

Carrying amount of rights of use	703,858	12,497	19,498	(896)	(8,983)	(47,278)	678,696

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use

for the year ended

31 December 2019

(Expressed in thousands of Euros)

	Balance at 31/12/2018	Additions	Business combinations	Transfers	Disposals	Translation differences	Balance at 31/12/2019
Land and buildings	—	728,246	—	381	(531)	6,750	734,846

Machinery	—	1,957	—	4,209	—	1	6,167

Computer equipment	—	3,324	—	3,156	(4)	28	6,504

Vehicles	—	14,346	—	20	(371)	35	14,030

Total cost of rights of use	—	747,873	—	7,766	(906)	6,814	761,547

Accum. amort. of land and buildings	—	(49,786)	—	—	287	58	(49,441)

Accum. amort of machinery	—	(1,768)	—	69		1	(1,698)

Accum. amort. of computer equipment	—	(2,204)	—	21	3	—	(2,180)

Accum. amort. of vehicles	—	(4,613)	—	—	231	12	(4,370)

Total accum. amort of rights of use	—	(58,371)	—	90	521	71	(57,689)

Carrying amount of rights of use	—	689,502	—	7,856	(385)	6,885	703,858

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2020

(Expressed in thousands of Euros)

	Balances at 31/12/2019	Additions	Business combination	Transfers	Disposals	Translation differences	Balances at 31/12/2020
Cost:

Land and buildings	807,195	19,843	14,964	(6,050)	(211)	(55,561)	780,180
Plant and machinery	2,141,611	50,825	48,408	103,594	(23,830)	(120,179)	2,200,429
Fixed Assets under construction	497,164	226,092	121,399	(99,616)	—	(40,457)	704,582
	3,445,970	296,760	184,771	(2,072)	(24,041)	(216,197)	3,685,191
Accumulated depreciation:

Buildings	(108,638)	(17,974)	—	(3,826)	171	7,319	(122,948)
Plant and machinery	(1,175,075)	(145,167)	—	5,412	22,590	56,757	(1,235,483)
	(1,283,713)	(163,141)	—	1,586	22,761	64,076	(1,358,431)

Impairment of other property, plant and equipment	(2,712)	21	—	—	—	38	(2,653)

Carrying amount	2,159,545	133,640	184,771	(486)	(1,280)	(152,083)	2,324,107
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

Date: April 9, 2021