Form 20-F
period 2021-12-31
Grifols SA
filed 2022-04-29
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

◻      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

◻      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

◻       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

⌧ Yes ◻ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes ⌧ No

GRIFOLS, S.A.

i

GENERAL INFORMATION

As used in this annual report on Form 20-F, unless the context otherwise requires or as is otherwise indicated:

•	all references to “Grifols,” the “Company,” “we,” “us” and “our” refer to Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain, and our consolidated subsidiaries;
•	all references to the “Group” or the “Grifols Group” are to Grifols, S.A. and the group of companies owned or controlled by Grifols, S.A; and
•	see “Glossary of Terms” for further explanations and/or definitions of terms referenced in this Form 20-F.

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

See below for a reconciliation of reported net revenues to net revenues in constant currency:

	Year Ended December 31,			Year Ended December 31,
	2021	2020	% var	2020	2019	% var

	(in millions of euros)			(in millions of euros)
Net Revenue	4,933.1	5,340.0	7.6%	5,340.0	5,098.7	4.7%
Variation due to exchange rate effects	208.5			68.0
Constant Currency Net Revenue	5,141.6	5,340.0	3.7%	5,408.0	5,098.7	6.1%

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

These forward-looking statements reflect, as applicable, our management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include, but are not limited to:

•	the complexity of our manufacturing processes and the susceptibility of our biological intermediates to contamination;
•	our need to continually monitor our products for possible unexpected side effects;
•	our ability to adhere to government regulations so that we may continue to manufacture and distribute our products;
•	the impact of disruptions in our supply of plasma or in the operations of our plasma collection centers;
•	the impact of competing products and pricing and the actions of competitors;
•	the continued impact of the ongoing virus named “SARS-CoV-2” (the “Coronavirus” or “COVID-19”) pandemic;
•	the impact of product liability claims on our business;
•	our reliance on a plasma supply free of transmittable disease;
•	interest rates and availability and cost of financing opportunities;
•	the impact of interest rate fluctuations;
•	unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;
•	reliance on third parties for manufacturing of products and provision of services;
•	our ability to commercialize products in development;
•	our ability to protect our intellectual property rights;

•

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

Forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including those listed above, and actual results may differ materially from those expressed or implied in the forward-looking statements.

All written and oral forward-looking statements concerning matters addressed in this annual report and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this annual report. The forward-looking statements contained in this annual report speak only as of the date of this annual report. Except as required by law, we do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

v

PART I

Item 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditor

Not applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3.KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary

Our company, our business and our securities are subject to a number of risks which are described more comprehensively elsewhere in this item D. We present below a summary of our key risk factors.

Risks Relating to Our Structure:

•	Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our obligations;
•	Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks associated with our substantial leverage;

•

To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, including our ability to receive dividends and other distributions from our subsidiaries, while covenants in our debt agreements restrict our business in many ways;

•

The phasing out and ultimate replacement of LIBOR with an alternative reference rate and changes in the manner of calculating other reference rates may adversely impact the value of loans and other financial instruments we hold that are linked to LIBOR or other reference rates in ways that are difficult to predict and could adversely impact our financial condition and results of operations; and

•	The ability to enforce civil liabilities under U.S. securities laws may be limited.

Risks Relating to the Company and Our Business:

•

Plasma and plasma derivative products are fragile, and improper handling of our plasma or plasma derivative products could adversely affect results of operations. Furthermore, our manufacturing processes are complex and involve biological intermediates that may be susceptible to contamination and variations in yield;

•

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

•	Our ability to continue manufacturing and distributing our products depends on our continued adherence to cGMP regulations at our facilities;
•	A significant disruption in our supply of plasma could have a material adverse effect on our business and our growth plans;
•	The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us;
•

A significant portion of our net revenue has historically been derived from sales of our immunoglobulin (“IG”) products and we expect that they will continue to comprise a significant portion of our sales. Any adverse market event with respect to these products could have a material adverse effect on us;

•	We face significant competition, including from companies with greater financial resources;
•	Technological changes in the production of plasma derivative and diagnostic products could render our production process uneconomical;
•	Product liability claims or product recalls involving our products or products we distribute could have a material adverse effect on our business;
•	Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel;
•	Our business requires substantial capital to operate and grow and to achieve our strategy of realizing increased operating leverage, including the completion of several large capital projects;
•

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar;

•

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

•

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

•

Complex and evolving U.S. and international laws and regulations regarding privacy and data security and increased risk of cybersecurity incidents to our information technology systems could result in increased costs of operations and a significant disruption to our business;

•

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries of the intellectual property relating to or incorporated into our technology and products; and

Risks Relating to the Healthcare Industry:

•	The United States Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act, each enacted in March 2010, may adversely affect our business;
•	Impact of government regulations over product development and regulatory approvals, as well as government pressures and constraints on reimbursement may adversely affect our business; and
•

We are subject to extensive government regulatory compliance and ethics oversight, and the failure to comply with laws and regulations governing the sales and marketing of our products or an adverse decision in lawsuits may result in adverse consequences to us.

Risks Relating to Our Shares and American Depositary Shares:

•

If we discover material weaknesses or significant deficiencies in our internal control over financial reporting, it may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under U.S. federal securities laws, which also could affect the market price of our American Depositary Shares or our ability to remain listed on NASDAQ;

•	The Grifols Family may exercise significant influence over the conduct of our business;
•	The market price of our Class B ADSs on NASDAQ may be volatile;
•	Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding our ADSs or shares;
•	Subscription (or preemptive) rights may be unavailable to U.S. holders of our shares or ADSs; and
•	ADS holders may be subject to limitations on the transfer of their ADSs.

Risks Relating to Our Structure

Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our obligations under our debt.

We have a significant amount of indebtedness. As of December 31, 2021, our current and non-current financial liabilities were €10,207.2 million, of which a substantial majority (€7,768.5 million) was long-term debt.

Our high level of indebtedness could have significant adverse effects on our business, such as:

•	making it more difficult for us to satisfy our obligations with respect to our outstanding debt;
•	making us more vulnerable to economic downturns and adverse developments in our business;
•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;
•	reducing the funds available to us for operations and other purposes due to the substantial portion of our cash flow that we use to pay interest on our indebtedness;
•	placing a prior ranking claim on the underlying assets of all of the indebtedness outstanding under our purchase money indebtedness, equipment financing and real estate mortgages;
•	limiting our ability to fund a change of control offer;
•	placing us at a competitive disadvantage compared to our competitors that may have proportionately less debt;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
•	restricting us from making strategic acquisitions or exploiting other business opportunities.

We expect to use cash flow from operations to pay our expenses and amounts due under our outstanding indebtedness. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs. If we do not have enough liquidity, we may be required to refinance all or part of our then existing debt, sell assets or incur more debt. We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially and adversely affect our business, results of operations and financial condition.

Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. Our business is capital intensive, and we regularly seek additional capital. Although the indenture governing the 2017 Notes (as defined herein), the indenture governing the 2019 Notes (as defined herein), the indenture governing the 2021 Notes (as defined herein), the First Lien Credit Facilities (as defined herein) and the European Investment Bank Term Loans (as defined herein) contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions, including secured debt, could be substantial. Incurring additional debt to current debt levels could exacerbate the leverage-related risks described above. For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit.”

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

In addition, our borrowings under the First Lien Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the First Lien Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity of such indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including the First Lien Credit Facilities, the 2017 Notes, the 2019 Notes, the 2021 Notes and the European Investment Bank Term Loans, on commercially reasonable terms or at all. For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit.”

Covenants in our debt agreements restrict our business in many ways.

The agreements governing our indebtedness and other financial obligations applicable to us contain various covenants, with customary caveats, that limit our ability and/or our restricted subsidiaries’ ability to, among other things:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;
•	issue redeemable stock and preferred equity;
•	pay dividends or make distributions to the shareholders of Grifols or redeem or repurchase capital stock;
•	prepay, redeem or repurchase debt;
•	make loans, investments and capital expenditures;
•	enter into agreements that restrict distributions from our restricted subsidiaries;
•	sell assets and capital stock of our subsidiaries;
•	enter into certain transactions with affiliates; and
•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

A breach of any of these covenants could result in a default under our debt agreements. Upon the occurrence of an event of default, the respective creditors could elect to declare all amounts outstanding under the debt agreements to be immediately due and payable and, in the case of the First Lien Credit Facilities, 2021 Notes, 2019 Notes, 2017 Notes and the EIB Term Loans, terminate all commitments to extend further credit. If we were unable to repay those amounts, the respective creditors could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the First Lien Credit Facilities, the European Investment Bank Term Loans and the 2019 Notes. If the respective creditors under our existing indebtedness accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness.

Our ability to meet our financial obligations depends on our ability to receive dividends and other distributions from our subsidiaries.

Our principal assets are the equity interests that we hold in our operating subsidiaries. As a result, we are dependent on dividends and other distributions from our subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on our outstanding debt. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness or may have preferential dividends which are required to be paid prior to any dividends to us. For example, in the case of each of Biomat USA, Inc. (“Biomat USA”) and Biomat Newco Corp (“Biomat Newco”), our U.S.-based plasma collection subsidiaries, to the extent dividends are declared by their respective shareholders, the GIC Investor (as defined Item 4 of this Part I, “Information on the Company—A. History of and Development of the Company—Important Milestones”) would be entitled to receive preferred dividends. Such dividends are equal to $4,168,421.05 per share annually payable by each of Biomat USA (in respect of its ten preferential shares) and Biomat Newco (in respect of its nine preferential shares) and carry additional rights with them as well as including redemption rights and a liquidation preference of $52,105,263.16 per share. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Dispositions—The Biomat Transactions.”

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

Additionally, pursuant to The NASDAQ Stock Market LLC (“NASDAQ”) listing rules (the “NASDAQ Listing Rules”) as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). See Item 16.G. of Part II, “Corporate Governance.”

Our business could suffer as a result of the United Kingdom’s decision to end its membership in the European Union.

The United Kingdom (“U.K.”), formally left the European Union (“E.U.”), on January 31, 2020, and on December 24, 2020, the U.K. and the E.U. reached an agreement on a new partnership governing the rules that apply between the U.K. and the E.U. On January 1, 2021, provisional application of the agreement took effect. Despite the existence of a new deal, the decision of the U.K. to exit from the E.U., or Brexit, may lead to legal uncertainty and potentially divergent laws and regulations between the U.K. and the E.U., as the United Kingdom determines which E.U. laws to replicate or replace. We cannot predict whether or not the U.K. will significantly alter its current laws and regulations in respect of the pharmaceutical industry and, if so, what impact any such alteration would have on us or our business. Moreover, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products or (ii) the process to obtain regulatory approval in the U.K. for product candidates.

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

In July 2017, the U.K.’s Financial Conduct Authority, which regulates LIBOR, announced its intention to phase out LIBOR by the end of 2021. After December 31, 2021, the ICE Benchmark Administration ceased publication of all EUR, CHF, JPY and GBP LIBOR tenors and two of the seven U.S. dollar LIBOR tenors (1 Week and 2 Months tenors).The ICE Benchmark Administration intends to continue publication of the remaining five U.S. dollar LIBOR tenors (Overnight, 1, 3, 6, and 12 Months tenors) until June 2023. As LIBOR is phased out, it will be replaced with an alternative reference rate that will be calculated in a different manner. Similar changes have occurred or may occur with respect to other reference rates.

The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, identified the Secured Overnight Financing Rate, or SOFR, as the preferred alternative reference rate to U.S. dollar LIBOR and recommended a paced transition plan with specific steps and timelines designed to encourage the adoption and implementation of a reference rate based on SOFR. SOFR is a more generic measure than LIBOR and considers the cost of borrowing cash overnight, collateralized by U.S. Treasury securities. Given the inherent differences between LIBOR and SOFR or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR. Our First Lien Credit Facilities contain a fallback provision providing for alternative rate calculations in the event LIBOR is unavailable, prior to any LIBOR rate transition. As a result, our level of interest payments we incur may change and the new rates we incur may not be as favorable to us as those in effect prior to any LIBOR phase-out.

The ability to serve process and enforce civil liabilities under U.S. securities laws may be limited.

We are a company organized under the laws of Spain, and many of our subsidiaries are also incorporated outside of the United States. A substantial portion of our assets and the assets of our subsidiaries are located outside of the United States. In addition, nearly all of our directors and officers and certain of our subsidiaries’ officers and directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or certain of our subsidiaries or their directors or officers with respect to matters arising under the Securities Act of 1933 (the “Securities Act”) or to enforce against them judgments of courts of the United States predicated upon civil liability under the Securities Act. It may also be difficult to recover fully in the United States on any judgment rendered against such persons or against us or certain of our subsidiaries.

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

Risks Relating to the Company and Our Business

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

The manufacture of our plasma products is an extremely complex process of fractionation (separating the plasma into component proteins), purification, filling and finishing. Our products can become non-releasable or otherwise fail to meet our specifications through a failure of one or more of our product testing, manufacturing, process controls and quality assurance processes. We may detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with Current Good Marketing Practice (“cGMP”) regulations enforced by the U.S. Food and Drug Administration (“FDA”) or other regulations, which would likely result in our determination that the impacted products should not be released and therefore should be destroyed.

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

As for all pharmaceutical products, the use of our products sometimes produces undesirable side effects or adverse reactions or events (collectively, “adverse events”). For the most part these adverse events are known, are expected to occur at some frequency and are described in the products’ labeling. Known adverse events of a number of our products include allergic or anaphylactic reactions including shock and the transmission of infective agents. Further, the use of certain products sometimes produces additional adverse events, which are detailed below.

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

•

The use of the antihemophilic blood clotting Factor VIII sometimes produces the following adverse events: the induction of neutralizing antibodies, thromboembolic events and hemolytic anemia or hemolysis.

•

The use of immunoglobulins sometimes produces the following adverse events: nausea, vomiting, asthenia, pyrexia, rigors, injection site reaction, allergic or anaphylactic reaction, aseptic meningitis, arthralgia, back pain, dizziness, headache, rash, pruritus, urticaria, hemolysis or hemolytic anemia, hyperproteinemia, increased serum viscosity and hyponatremia, thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, transfusion-related acute lung injury and renal dysfunction and acute renal failure.

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

Regulatory authorities, including the FDA and the EMA, routinely inspect our facilities to assess ongoing compliance with cGMP. If the FDA, the European Medicines Office (“EMA”) or other regulatory authorities find our facilities to be out of compliance, our ongoing operations or plans to expand would be adversely affected.

A significant disruption in our supply of plasma could have a material adverse effect on our business and our growth plans.

The majority of our revenue depends on our access to U.S. source plasma (plasma obtained through plasmapheresis), the principal raw material for our plasma derivative products. Our ability to increase revenue depends substantially on increased access to plasma. If we are unable to obtain sufficient quantities of source plasma, we may be unable to find an alternative cost-effective source of plasma and we would be limited in our ability to maintain current manufacturing levels of plasma derivative products. As a result, we could experience a substantial decrease in net revenue or profit margins, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production growth plans.

Our current business plan envisages an increase in the production of plasma derivative products, which depends on our ability to increase plasma collections or improve product yield. The ability to increase plasma collections may be limited, our supply of plasma could be disrupted or the cost of plasma could increase substantially, as a result of numerous factors, including:

•

A reduction in the donor pool. Regulators in most of the largest markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the appearance of the variant Creutzfeldt-Jakob, or mad cow disease, resulted in the suspension of the use of plasma collected from U.K. residents and concern over the safety of blood products, which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool, significantly reducing the potential donor pool. The appearance of new viral strains could further reduce the potential donor pool. Also, changes in socioeconomic conditions could impact the number of donors. Most recently, the ongoing COVID-19 pandemic has also adversely impacted our plasma collection volumes because of, among other things, mobility restrictions. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Consequences of Covid-19.”

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

Disruption of the operations of our plasma collection centers would cause us to become supply-constrained and our financial performance would suffer.

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

The outbreak of the respiratory illness caused by a coronavirus named “SARS-CoV-2” (the “Coronavirus” or “COVID-19”) has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the Coronavirus while seeking to maintain essential services. These measures have included, without limitation, social distancing, the temporary closure of non-essential businesses, stay-at-home and work-from-home policies, self-imposed quarantine periods, border closures and travel bans or restrictions. These measures and conditions have had an adverse impact and may continue to adversely affect our manufacturing and supply chains, clinical trial operations and the ability of our employees to attend work or work effectively, which caused our net plasma supply to be negatively impacted in 2020 and 2021. As a result of a decrease in donors due to mobility restrictions, we increased our donor fees and, consequently, our cost per liter of plasma has also increased during the pandemic. For as long as the measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced, and potentially upon their gradual or complete removal, our revenues, financial condition, profitability and cash flows may be materially adversely affected.

See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Consequences of COVID-19” for additional details.

A significant portion of our net revenue has historically been derived from sales of our immunoglobulin products and we expect that they will continue to comprise a significant portion of our sales. Any adverse market event with respect to these products could have a material adverse effect on us.

We have historically derived a significant portion of our net revenue from our immunoglobulin products, including our immunoglobulin products. In 2021 and 2020, our IG products accounted for approximately 42% and 47% of our net revenue, respectively. If any of these IG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue. Similarly, if either Flebogamma®, Gamunex®-C/Gamunex® or Xembify® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected. Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

We face significant competition.

We face significant competition. Each of Takeda, CSL Behring, Kedrion Biopharma, Octapharma Plasma and Bio Products Laboratory Ltd. now has a 10% liquid intravenous immunoglobulin (“IVIG”) product in the United States. Both Octapharma and Bio Products Laboratory have launched 5% liquid IVIG products. As competition has increased, some of our competitors have discounted the price of immunoglobulin products as many customers have become increasingly price sensitive with respect to immunoglobulin products. If customers demand lower priced products, we may lose sales or be forced to lower our prices.

In 2015, the European Commission granted marketing authorization for CSL’s Respreeza® in all European Union member states. Another competitor is seeking to offer an inhaled formula and submitted a Marketing Authorization Application with the EMA, which remains pending. Our current and future competitors may increase their sales, lower their prices, change their distribution model or improve their products, causing harm to our product sales and market share. Also, if the attrition rate of our A1PI patient base accelerates faster than we have forecasted, we would have fewer patients and lower sales volume.

Other new treatments, such as small molecules, recombinant products, gene therapies or other therapies including Hemlibra, may also be developed for indications for which our products are now used. Recombinant Factor VIII and Factor IX products, which are currently available and widely used in the United States and Europe, compete with our plasma-derived product in the treatment of hemophilia A and B and are perceived by many to have lower risks of disease transmission. Additional recombinant products and new small molecules, some with extended half-lives, compete with our products and reduce the demand for our products. In October 2018, the FDA approved Genentech, Inc.’s emicizumab-kxwh injection treatment, Hemlibra, a non-plasma product to control bleeding in patients with hemophilia A. The use of Hemlibra presents a significant competitive risk for the use of plasma derived and recombinant Factor VIII. Additionally, numerous novel gene therapies are under development for the treatment of hemophilia which may further compete with our existing plasma derived therapies.

Furthermore, while we are investigating additional indications for the use of albumin, these new possibilities are countered by the fact that there are alternatives from competitors for albumin use in the main application we apply it, as a plasma volume expander.

We are only one of a number of companies that produce an alpha-1 anti-trypsin for the treatment of patients with hereditary emphysema and our competitors continually develop new methods of administration for this therapy. Additionally, new treatments such as gene therapy are in development by other companies and, regardless of the uncertainties surrounding the potential safety and efficacy of such new treatments, they help increasing our level of competition.

The introduction of products approved for alternative routes of administration, including subcutaneous, may also adversely affect sales of our products. For example, CSL Behring and Takeda introduced preparations of human immunoglobin at a 20% concentration for the treatment of people who need antibody replacement and Takeda has an immune globulin with a recombinant human hyaluronidase indicated for the treatment of primary immunodeficiency (“Pl”) in adults. Although we have FDA approval for similar concentrations and routes of administration, the level of competition remains significant and trending up as other players continue developing their operations in this expanding area of therapy.

Other companies are developing different therapies for the treatment of autoimmune diseases and other disorders that are currently treated with our immunoglobulins. If an increased use of alternative products for Factor VIII, Factor IX, albumin, alpha-1 or immunoglobulins makes it uneconomical to produce our plasma-derived products, or if further technological advances improve these products or create other competitive alternatives to our plasma derivative products, our financial condition and results of operations could be materially adversely affected. We expect in the future to face greater competition from biosimilar products which could further adversely affect our financial performance.

We do not currently sell therapeutic recombinant products. We have recombinant versions of A1PI and plasmin in our pipeline, but we cannot be certain that any of these products will be approved or sold in the future. Additionally, we have recombinant versions of polyvalent and specific immune globulins under development. However, we cannot be certain that we will succeed in developing these products for licensed commercial use. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

We face competition from companies with greater financial resources.

We operate in highly competitive markets. Our principal competitors include Takeda, CSL Behring and Octapharma. Some of our competitors have significantly greater financial resources than us. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. The development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net revenue or a decrease in our profit margins.

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

The possible appearance of new pathogens could trigger the need for changes in our existing inactivation and production methods, including the administration of new detection tests. Such a development could result in delays in production until the new methods are in place, as well as increased costs that may not be readily passed on to our customers. See also “—The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us.”

Product liability claims or product recalls involving our products or products we distribute could have a material adverse effect on our business.

Our business exposes us to the risk of product liability claims. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in any or all of the following:

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

Although it is currently believed that COVID-19 cannot be transmitted through blood or plasma, the COVID-19 pandemic has affected our ability to collect plasma and the ability by donors to donate blood or plasma. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Consequences of COVID-19” for additional details.

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

We are highly dependent on the principal members of our executive and scientific teams. The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives. In particular, we believe the loss of any member of our senior management team would significantly and negatively impact our business. For details regarding the members of senior management, see Item 6 of this Part I, “Directors, Senior Management and Employees—A. Directors and Senior Management—Senior Management.” We do not maintain “key person” insurance on any of our senior management.

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

We are expecting significant capital spending as we are undertaking an investment plan that involves, among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Bioscience Division as part of our €1.4 billion 2018-2022 capital expenditure plan. The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements and the extent and timing of particular projects, among other things. Our ability to grow our business is dependent upon the timely completion of these projects and obtaining the requisite regulatory approvals.

We may not be able to develop some of our international operations successfully.

We currently conduct sales in over 100 countries. The successful operation of such geographically dispersed resources requires considerable management and financial resources. In particular, we must bridge our business culture to the business culture of each country in which we operate. In addition, international operations and the provision of services in foreign markets are subject to additional risks, such as changing market conditions, currency exchange rate fluctuations, trade wars and barriers, exchange controls, regulatory changes, changes to tax regimes (including proposed changes to U.S. tax laws by the Biden administration and the U.S. Congress), foreign investment limitations, civil disturbances, war and emerging pandemics. Furthermore, if an area in which we have significant operations or an area into which we are looking to expand suffers an economic recession or currency devaluation, our net revenues and accounts receivable collections in that region will likely decline substantially or we may not be able to successfully expand or operate in that region.

Uncertainties regarding the general regulatory and legal environment, particularly in China, could adversely affect our business.

Our international operations are governed by local laws and regulations applicable to foreign investments and foreign-owned enterprises. Our business could be adversely affected by the interpretation and enforcement of and changes in these laws and regulations. These laws and regulations often lack transparency, can be difficult to interpret and may be enforced inconsistently. A significant portion of our revenues is derived from our operations in China. China has not developed integrated legal systems that cover all aspects of our activities. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. Because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations are uncertain. In addition, the Chinese legal system is based in part on government policies and internal rules that may have retroactive effect and, in some cases, are not published at all. As a result, we may not be aware of any alleged violation of these policies and rules until after the alleged violation has occurred. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We are susceptible to interest rate variations.

We use issuances of debt and bank borrowings as a source of funding. At December 31, 2021, $2.4 billion and €1.3 billion of our senior interest bearing debt, which represented 40% of our senior interest bearing debt, bore interest at variable rates, at a spread over the LIBOR for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate, or EURIBOR, for our euro denominated debt. Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations. See “—Risks Relating to Our Structure—The phasing out and ultimate replacement of LIBOR with an alternative reference rate and changes in the manner of calculating other reference rates may adversely impact the value of loans and other financial instruments we hold that are linked to LIBOR or other reference rates in ways that are difficult to predict and could adversely impact our financial condition and results of operations.” And see Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro. In 2021, €3.6 billion, or 73%, of our net revenue of €4.9 billion was denominated in U.S. dollars. We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos. Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses that could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness. At December 31, 2021, we had approximately $3 billion of U.S. dollar denominated senior debt. See Item 5 of this Part I, “Operating and Financial Review and

Prospects—B. Liquidity and Capital Resources” and Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Currency Risk.”

If the San Diego, Clayton, Emeryville, Los Angeles or Parets facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

A substantial portion of our revenue is derived from plasma fractionation or products manufactured at our San Diego, Clayton, Emeryville, Los Angeles and Parets facilities. In addition, a substantial portion of our plasma supply is stored at facilities in City of Industry, California, as well as at our Clayton and Parets facilities. If any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire, storm or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators, our revenue would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work-in-process or finished goods inventory. Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede our ability to operate our business. In addition, in the event of the reconstruction of our Clayton, Los Angeles or Parets facilities or our plasma storage facilities, gaining the regulatory approval for such new facilities and the replenishment of raw material plasma could be time consuming. During this period, we would be unable to manufacture all of our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes.

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

In the United States, we regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations (“GPOs”), home care companies, alternate infusion sites, hospital groups and others. We are highly dependent on these agreements for the successful sale, distribution and delivery of our products. For example, we rely principally on GPOs and on our distributors to sell our immunoglobulin products. If such parties breach, terminate or otherwise fail to perform under these contracts, our ability to effectively distribute our products will be impaired and our business may be materially and adversely affected. In addition, through circumstances outside of our control, such as general economic decline, market saturation or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us. Furthermore, we rely in certain countries on distributors for sales of our products. Disagreements or difficulties with our distributors supporting our export business could result in a loss of sales.

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

Before obtaining regulatory approval for the sale of our product candidates or for the marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including, without limitation, the following:

•	regulators or institutional review boards (“IRBs”) may not authorize us to commence a clinical trial or conduct a clinical trial within a country or at a prospective trial site;
•	the regulatory requirements for product approvals may not be explicit, may evolve over time and may diverge by jurisdiction;
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

•	the effects of our product candidates may not achieve the desired clinical benefits or may cause undesirable side effects, or the product candidates may have other unexpected characteristics; and
•	our clinical trials, or the ability of regulatory agencies to review the results of our clinical trials, may be delayed as a result of the COVID-19 pandemic.

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

Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays could also shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or could allow our competitors to bring products to market before we do, impairing our ability to commercialize our products or product candidates.

Even if preclinical trials are successful, we still may be unable to commercialize a product due to difficulties in obtaining regulatory approval for its engineering process or problems in scaling that process to commercial production. Additionally, if produced, a product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including the following:

•	the prevalence and severity of any side effect;
•	the efficacy and potential advantages over alternative treatments;
•	the ability to offer our product candidates for sale at competitive prices;
•	relative convenience and ease of administration;
•	the willingness of physicians to prescribe new therapies and of the target patient population to try such therapies;
•	the strength of marketing and distribution support; and
•	sufficient third-party coverage or reimbursement.

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

Federal, state and foreign governments continue to adopt new, or modify existing laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. This includes, for example, the E.U.’s regulation, the General Data Protection Regulation (“GDPR”) and the new California Consumer Protection Act (“CCPA”), effective on January 1, 2020. In our efforts to meet the GDPR, CCPA, U.S. Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations (“HIPAA”) and other data privacy regulations, we have made and continue to make certain operational changes to our business practices. Other governmental authorities throughout the U.S. and around the world are considering similar types of legislative and regulatory proposals concerning data protection. These privacy, security and data protection laws and regulations could impose increased business operational costs, require changes to our business, require notification to customers or workers of a security breach, or restrict our use or storage of personal information. For example, health information laws and regulations, such as regulations under HIPAA and potential revisions thereto, as proposed in December 2020, include requirements to implement various recordkeeping, operational, notice and other practices intended to safeguard that information, limit its use to allowed purposes and notify affected individuals in the event of privacy and security breaches, establish standards regarding electronic health data transmissions and set rules for specific electronic transactions, such as transactions involving claims submissions to third party payers. Failure to comply with HIPAA and similar state laws could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation.

In the United States, the CCPA generally requires companies, such as us, to institute additional protections regarding the collection, use and disclosure of certain personal information of California residents. The California Attorney General announced the finalization of initial CCPA regulations on August 14, 2020, and two new sets of modifications to CCPA regulations have since been proposed and have completed the required public comment process, although they are still subject to internal review and finalization by the California Attorney General, the timing of which is uncertain. In addition to providing for enforcement by the California Attorney General, the CCPA also provides for a private right of action. Entities in violation of the CCPA may be liable for civil penalties. Significantly, in November 2020 California enacted the California Privacy Rights Act (“CPRA”), effective January 1, 2023, which amends the CCPA. The CPRA, among other substantive measures, expands the CCPA’s private right of action, increases consumers’ control over personal information, imposes new compliance obligations on businesses, and enacts new exceptions that may apply to our businesses. Notably, it also creates a new California Privacy Protection Agency that will issue additional regulations by July 1, 2022 and be responsible for enforcement of CCPA and CPRA provisions going forward.

The European Parliament and the Council of the European Union adopted the GDPR, which increased privacy rights for individuals in Europe, extended the scope of responsibilities for data controllers and data processors and imposed increased requirements and potential penalties on companies offering goods or services to individuals who are located in Europe or monitoring the behavior of such individuals (including by companies based outside of Europe). Noncompliance can result in penalties of up to the greater of €20 million, or 4% of global company revenues.

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

Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products, especially intellectual property related to our purification processes. The patent landscape in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if patents are issued to us or to our licensors, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of time our products have patent protection. Additionally, most of our patents relate to the processes we use to produce our products, not to the products themselves. In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable. Since our patents relate to processes, if a competitor is able to design and utilize a process that does not rely on our protected intellectual property, such competitor could sell a plasma-derived or other product similar to one we developed or sell.

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

We may not realize the expected benefits from the entry into new or amended contracts, cost-savings and business improvement initiatives.

We recently acquired plasma collection centers from GC Pharma (in 2020), BPL (in 2021) and Kedrion (in 2021), as well as entered into a plasma supply agreement with Haema AG in Hungary (in 2021). There can be no assurance we will be successful with this plasma acquisition strategy or that we will realize all of the benefits we expect from such new centers. Our cost savings and business improvement initiatives could result in unexpected charges and expenses that negatively impact our financial results and we could fail to achieve the desired efficiencies and estimated cost savings. In addition, if we are not able to effectively implement these initiatives, or if they fail to operate as intended, our financial results could be adversely affected. Additionally, these types of initiatives could yield unintended consequences such as distraction of management and employees, business disruption, an inability to attract or retain key personnel, which could negatively affect our business or financial condition and results of operations. If we are not able to effectively develop, implement and manage our cost savings or business improvement initiatives (including our acquisitions), we may experience operational difficulties and increased costs, which may adversely affect our results of operations.

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

There are uncertainties due to federal legislative and administrative efforts to repeal (under the previous U.S. presidential administration), substantially change, replace or invalidate portions or all of the ACA. Additionally, federal litigation related to the ACA is proceeding in several courts and could have a significant impact on the United States healthcare industry. The U.S. Supreme Court, in upholding the constitutionality of the ACA and its individual state mandate provision in 2012, simultaneously limited ACA provisions requiring Medicaid expansion, making such expansion a state-by-state decision. In 2017, the U.S. Congress effectively repealed the ACA’s individual mandate provision by eliminating the financial penalty for non-compliance. In the most recent ACA litigation, a federal appeals court found the individual mandate to be unconstitutional, and returned the case to a lower federal court for consideration of whether the remainder of the ACA could survive the excision of the individual mandate. On June 17, 2021, the United States Supreme Court held that plaintiffs do not have standing to challenge the constitutionality of the individual mandate. It is uncertain whether there will be additional challenges to the ACA. Any future legislation, guidance, rules or regulations and/or Executive Orders that materially alter the healthcare industry could have a significant impact on our operations. The uncertain status of the ACA affects our ability to plan, and its repeal without adequate replacement could have a material adverse effect on our United States operations.

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

In the United States, which is our main market, implementation of the ACA and trends in recent years in the healthcare industry have included significant changes including a shift towards managed or value-based care, collective purchasing agreements, consolidation in office-based healthcare providers, and other cost-saving, revenue and payment reduction measures with respect to, for example, several government healthcare programs that cover our products, including Medicaid, Medicare Parts B, C and D and the 340B Program. These trends could have a material adverse impact on our financial performance. For more details of these measures see Item 4 of this Part I, “Information on the Company—E. Regulatory Matters—Pharmaceutical Pricing and Reimbursement.” Global emphasis on healthcare cost containment exerts significant pressures on the pricing of our products and on our ability to obtain and maintain reimbursement rates to cover our products, which may adversely affect our business.

The availability of federal funds to pay for our products under Medicaid and Medicare Part B programs requires that we extend discounts under the 340B Program, and changes to this program under the ACA could adversely affect our financial performance. The 340B Program extends discounts to a variety of community health clinics and other entities that receive health services grants from the 340B Program, as well as hospitals that serve a disproportionate share of certain low income individuals, and the ACA expanded the number of qualified 340B entities eligible to purchase products for outpatient use, adding certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers. The 340B Program price, or ceiling price, cannot exceed the average manufacturer price (“AMP”) (as reported to the U.S. Centers for Medicare & Medicaid Services (“CMS”) under the Medicaid drug rebate program) less the Medicaid unit rebate amount. We have entered into a pharmaceutical pricing agreement (“PPA”), with the government in which we have agreed to participate in the 340B Program by charging eligible entities no more than the ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration (“HRSA”) of the United States Department of Health and Human Services (“HHS”), the federal agency responsible for oversight of the 340B Program, which creates uncertainty. We expect the healthcare industry will continue to be subject to increasing pricing and cost containment pressures in 2021 and beyond. These pricing and cost containment pressures may impact the reimbursement rates for our products and have an adverse effect on our business. We believe that we meet the requirements of the 340B Program, and are continuing to review and monitor these and other developments affecting the 340B Program.

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

In the United States, our main market, even with the changes in the ACA to accelerate the regulatory process for certain products, including biosimilars, it is still a lengthy, costly and complex regulatory process. The ACA introduced a new abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a Biologics License Applications (“BLA”). This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product.

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

For example, the laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (“FDCA”), the Federal False Claims Act (“FCA”), the Public Health Service Act (“PHS Act”) or provisions of the U.S. Social Security Act known as the “Anti-Kickback Law” and the “Civil Monetary Penalties Law,” or any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, the Department of Defense, other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws. For a description of fraud and abuse laws see Item 4 of this Part I, “Information on the Company—E. Regulatory Matters—Government Regulation—United States Government Regulation—Anti-fraud and Abuse Regulation.”

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

Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct. In this regard, our Los Angeles facility was previously managed pursuant to a consent decree that was entered into in February 1998 based on action by the FDA and the U.S. Department of Justice (the “DOJ”), addressing FDCA violations committed by the former owner of the facility, Alpha Therapeutic Corporation (“Alpha”). The consent decree provided for annual inspection of the plant by the FDA. On March 15, 2012, the United States District Court for the Central District of California entered an order vacating the consent decree on the Los Angeles facility.

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

We also are subject to certain laws and regulations concerning the conduct of our foreign operations outside the United States, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-bribery laws and related laws, and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity in recent years. Under the FCPA, the United States has increasingly focused on regulating the conduct by U.S. businesses occurring outside of the United States, generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business. Also, in some countries we may rely on third parties for the marketing and distribution of our products, and these parties may lack sufficient internal compliance resources, and may operate in foreign markets involving substantial corruption. If our efforts to monitor these parties fail to detect potential wrongdoing, we could be held responsible for the noncompliance of these third parties with applicable laws and regulations, which may have a material adverse effect on our business.

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

Proposed federal and state legislation have targeted drug pricing, including direct negotiations with manufacturers over price, reimbursement and discounts. Plasma protein therapeutics have been excluded from certain aspects of the several legislations; however, there is a continuing risk that our products may be subject to new pricing restrictions.

We are subject to extensive government regulatory compliance and ethics oversight.

Our business is subject to extensive government regulation and oversight by the many countries in which we operate. We have enacted anticorruption, privacy, healthcare and corporate compliance policies and procedures that govern our business practices and those of our distributors and suppliers. These policies and procedures are effectuated through education, training and monitoring of our employees, distributors and suppliers. In addition, to enhance compliance with applicable healthcare laws and mitigate potential liability in the event of noncompliance, regulatory authorities, such as HHS’s Office of the Inspector General (“OIG”) of the United States, have recommended the adoption and implementation of a comprehensive healthcare compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs, and we have adopted U.S. healthcare compliance and ethics programs that generally incorporate the OIG’s recommendations. However, our adoption and enforcement of these various policies and procedures does not ensure that we will avoid investigation or the imposition of penalties by applicable government agencies.

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

See Item 15 of Part 2 “Controls and Procedures” and Note 33 to our consolidated financial statements attached to this annual report on Form 20-F in connection with the restatement of the investment by the GIC Investor.

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

The market price of our Class B ADSs may be adversely affected by any of the preceding or other factors regardless of operations and financial condition. For example, on January 7, 2021, our Class B ADSs traded at $19.27 per ADS, on March 10, 2021, they traded at $15.15 per ADS, while January 6, 2022 they traded at $11.30 per ADS. Since December 31, 2020, our Class B ADSs have traded as high as $19.78 per ADS and as low as $10.21 per ADS.

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

In the case of a future increase of our registered share capital, existing shareholders will generally be entitled to subscription (or preemptive) rights pursuant to Spanish law, unless waived by a resolution of the shareholders or, if such power has been delegated to the Board pursuant to a shareholders’ resolution, by a resolution of the Board and except in certain situations, such as capital increases made for an in-kind contribution, in which subscription (or preemptive) rights are not applicable by law. Holders of the Class B shares will generally not have a right to vote on any resolution on a capital increase or on the waiver of subscription (or preemptive) rights, unless such resolution does not treat the Class B shares in the same way as the Class A shares, except in the limited circumstances set out in the Articles of Association of Grifols, S.A. as amended (the “Articles of Association”).

Even if preemptive rights are granted, holders of our ADSs or U.S. resident shareholders may not be able to exercise subscription (or preemptive) rights, in which case holders of our ADSs could be substantially diluted, unless a registration statement under the Securities Act, as amended, or the Securities Act, is effective with respect to such rights and the shares for which they give such right or an exemption from the registration requirements of the Securities Act is available.

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

Item 4.INFORMATION ON THE COMPANY

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

We are a vertically integrated global producer of plasma derivatives and we believe we rank in the top three largest producers in the industry. Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers. We have expanded our plasma collection network and our manufacturing capacity through a combination of organic growth and acquisitions. As of December 31, 2021 we had 366 operating plasma collection centers located across the United States, Germany, Austria, Hungary Canada and Egypt; and a manufacturing capacity of approximately 17 million liters of plasma per year. We plan to reach a fractionation capacity of approximately 28 million liters and 520 approved plasma collection centers globally by 2026.

We also research, develop, manufacture and market in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories and hospital products.

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the SIBE under the ticker symbol “GRF.” Since January 2008, we have been part of the IBEX-35 Index, which comprises the top 35 listed Spanish companies by liquidity and market capitalization. Our Class B shares were issued as part of the consideration for the acquisition of Talecris Plasma Resources, Inc. (“Talecris”), a company that has since been merged into our subsidiary Biomat USA, and are listed on the Spanish Stock Exchanges and quoted on the SIBE under the ticker symbol “GRF.P.” Our Class B shares are also traded in the United States on the NASDAQ Global Select Market in the form of ADSs, evidenced by ADRs, under the symbol “GRFS.” Each ADS represents one of our Class B shares. Our ADSs are currently traded in U.S. dollars. In November 2011, our ADSs were added to the NASDAQ Biotechnology Index.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC.

Important Milestones

The following are some of our most important milestones:

•

On April 25, 2022, we acquired all of the existing equity interest in Tiancheng (Germany) Pharmaceutical Holdings AG (“Tiancheng Holdings”), which in turn owns 89.88% of the ordinary shares and 1.08% of the preferred equity shares of German publicly traded company Biotest AG, a global company that supplies plasma protein products and biotherapeutic drugs, for a total consideration of approximately €1,091,000,000. In addition, we completed a voluntary tender offer to all remaining shareholders of Biotest AG to acquire their ordinary and preferred shares, where we acquired 1,250,298 ordinary shares (for €43.00 per share) and 8,340,577 preferred shares (for €37.00 per share). This has brought our interest in Biotest AG to 96.2% of the voting rights and 69.72% of the share capital. As a result of these transactions, we have acquired 29 additional plasma collection centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition;”

•

On December 1, 2021, we sold a minority equity interest in the Biomat group, comprised of our U.S.-based plasma collection subsidiaries Biomat Newco, its subsidiary Biomat USA and its subsidiaries Interstate Blood Bank, Inc., Talecris and Biomat USA South, Inc., the latter two of which have since been merged into Biomat USA and dissolved, respectively (collectively, the “Biomat Group”), to Epsom Investment PTE. Ltd. (the “GIC Investor”), to an affiliate of GIC Private Limited, which is a sovereign wealth fund established by the Government of Singapore. Specifically, the GIC Investor acquired 12.9% of Biomat Newco and 12.5% of Biomat USA. The purchase price received was $990 million. We used the net proceeds to (i) prepay $600 million of principal amount of the Revolving Loans under the First Lien Credit Facilities, (ii) prepay $142,360,501.31 of the principal amount of the Dollar Tranche B Term Loans, (iii) prepay $88,003,617.48 of the Euro Tranche B Term Loans and (iv) repurchase €97,535,000.00 of the 2019 Notes under an asset sale offer. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Dispositions—The Biomat Transactions” and “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit;”

•

On October 15, 2020, we acquired 100% of the equity of Alkahest, Inc. (“Alkahest”), a California biopharmaceutical company, for a total consideration of $146 million. In 2015, we had previously acquired a significant minority stake of Alkahest and, with this transaction, we gain total control of the company;

•

On October 1, 2020, we acquired a plasma fractionation facility and two purification facilities located in Montreal, Canada, as well as 11 plasma collection centers located in the U.S., from South Korean based GC Pharma (Group) (“GC Pharma”), for a total consideration of $457 million. When the facilities are licensed and approved, we will become the only commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. We plan to be ready to manufacture IVIG and albumin in the Canadian facilities to supply the Canadian market starting in 2023;

•

On March 30, 2020, we acquired 26.2% of the voting and economic rights in Chinese company Shanghai RAAS Blood Products Co Ltd (“Shanghai RAAS”), in exchange for 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, Grifols Diagnostic Solutions Inc. (“GDS”);

•	In June 2018, we completed the acquisition of German based pharmaceutical company Haema AG for a purchase price of €220 million;
•	In August 2018, we completed the acquisition of U.S. based pharmaceutical company Biotest US Corporation, for a purchase price of $286 million;
•

In December 2016, we entered into an asset purchase agreement with Hologic Inc. (“Hologic”), to acquire Hologic’s nucleic acid testing (“NAT”) Donor Screening Unit. The transaction closed in January 2017 for a purchase price of $1.9 billion;

•	In January 2014, we acquired the diagnostic business of Novartis Corporation (“Novartis”), for a purchase price of $1.7 billion;
•	In June 2011, we acquired U.S. based biotherapeutics company Talecris Biotherapeutics for a purchase price of $3.7 billion; and
•	In July 2003, we acquired the assets of Alpha Therapeutics Corporation, including its plasma fractionation plant in Los Angeles, California, for a purchase price of $104 million.

For further details of our principal capital expenditures and divestitures, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures, Other Intangible Assets and Rights of Use.”

B.	Business Overview

General

We are one of the leading global specialty plasma therapeutics companies developing, manufacturing and distributing a broad range of biological medicines based on plasma derived proteins. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. These protein-based therapies extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, including primary and secondary immunological deficiencies, Chronic Inflammatory Demyelinating Polyneuropathy (“CIDP”), A1PI deficiency and related emphysema, immune-mediated ITP, Guillain Barré syndrome, Kawasaki disease, allogeneic bone marrow transplants, hemophilia A and B, von Willebrand disease, traumatic or hemorrhagic shock and severe burns. In addition, we have built a diagnostic business that focuses on researching, developing, manufacturing and marketing in vitro diagnostics products for use in clinical and blood bank laboratories. We also specialize in providing infusion solutions, nutrition products and medical devices for use in hospitals and clinics.

Our products and services are used by healthcare providers in over 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions, and we have a direct presence, through the operation of commercial subsidiaries, in over 30 countries.

We are a leading producer in the industry in terms of total sales globally. We believe we have a top three market position in various segments of the plasma derivatives industry, including A1PI, IG and albumin as well as in terms of plasma collection centers and fractionation capacity. Our long-term aim is to further strengthen our leadership through the development of new and differentiated plasma-derived therapeutics, and the expansion of our global plasma collection footprint via acquisitions and greenfield projects.

We organize our business into five divisions: Bioscience, Diagnostic, Hospital, Bio Supplies and Others. These divisions also represent our operating segments.

Bioscience. The Bioscience Division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products. The main plasma products we manufacture are IG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. The Bioscience Division accounted for €3,815.0 million, or 77.3%, of our total net revenue in 2021.

Diagnostic. The Diagnostic Division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories, covering the entire value chain from donation to transfusion. We concentrate our Diagnostic business in transfusion medicine (immunology, immunohematology) and specialty diagnostics such as hemostasis. The Diagnostic Division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Nucleic Acid Testing, or NAT, Donor Screening Unit is engaged in research, development, manufacturing and commercialization of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. The Diagnostic Division accounted for €779.1 million, or 15.8%, of our total net revenue in 2021.

Hospital. The Hospital Division offers technology and services for hospitals, clinics and specialized centers for the manufacture of medicines, as well as physiological saline solution, enteral nutritional fluids and medical devices for interventional therapy. It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture. The Hospital Division accounted for €141.2 million, or 2.9%, of our total net revenue in 2021.

Bio Supplies. Net revenue from Bio Supplies primarily consists of revenue related to biological products for non-therapeutic use as well as all income derived from manufacturing agreements with Kedrion and third party sales of Haema AG and Biotest US Corporation. The Bio Supplies Division accounted for €225.8 million, or 4.6%, of our total net revenue in 2021.

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

We currently operate in over 100 countries through distributors and subsidiaries in 30 countries. The United States is the largest sales region in the world for the plasma derivative sector. For the year ended December 31, 2021, the United States and Canada accounted for 63.9% of our total net revenue, Europe accounted for 18.4% of our total net revenues (of which 7.3% was generated in Spain) and the rest of the world accounted for 17.7% of our total net revenue.

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

We maintain a continuing focus on international expansion and acquisitions and will continue to selectively consider acquisitions that would generate operation synergies. For specific examples of acquisitions we have made to further enhance our operations, see “—A. History and Development of the Company—Important Milestones” above.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

	Year ended		Year ended		Year ended
	December 31,	% of total	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Region	2021	net revenue	2020	net revenue	2019(2)	net revenue

	(in thousands of euros, except for percentages)
European Union(1)	906,449	18.4%	834,492	15.6%	799,460	15.7%
United States and Canada	3,154,549	63.9%	3,599,746	67.4%	3,390,811	66.5%
Rest of the World	872,120	17.7%	905,800	17.0%	908,420	17.8%
Total	4,933,118	100.0%	5,340,038	100.0%	5,098,691	100.0%
(1)	Net revenue earned in the European Union includes net revenue earned in Spain.
(2)	For comparison purposes, 2019 U.K. figures have been reclassified from European Union to Rest of the World.

Principal Activities

We organize our business into five divisions: Bioscience, Diagnostic, Hospital, Bio Supplies and Others. These divisions also represent our operating segments. The following chart presents our total net revenues by each of our divisions for the past three years:

	Year ended		Year ended		Year ended
	December 31,	% of total	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Division	2021	net revenue	2020	net revenue	2019	net revenue

	(in thousands of euros, except for percentages)
Bioscience	3,814,983	77.3%	4,242,502	79.5%	3,993,462	78.3%
Diagnostic	779,108	15.8%	775,889	14.5%	733,604	14.4%
Hospital	141,190	2.9%	118,675	2.2%	134,441	2.6%
Bio Supplies	225,765	4.6%	224,090	4.2%	266,540	5.2%
Others	39,620	0.8%	31,989	0.6%	22,820	0.5%
Intersegments	(67,548)	(1.4)%	(53,107)	(1.0)%	(52,176)	(1.0)%
Total	4,933,118	100.0%	5,340,038	100.0%	5,098,691	100.0%

The Bioscience Division

The Bioscience Division is responsible for the research and development, production and marketing of plasma derivative products. In 2021, the Bioscience Division accounted for 77.3% of our total net revenue.

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

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. We obtain our plasma primarily from the United States and Europe (Germany, Austria and Hungary) through 366 operating plasma collection centers and, to a much lesser extent, through agreements with third parties. Over the last few years, pursuant to the implementation of our business strategy, we have acquired plasma collection centers in the United States, Canada and Europe. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Acquisition and Sale of Haema AG and Biotest US Corporation.” below. In 2022, we are advancing on our efforts to increase our plasma supply through our expansion plan, comprising organic and inorganic growth. We plan to reach 520 approved plasma collection centers by 2026 globally.

We believe that our plasma requirements through 2022 will be met through plasma collected at our plasma collection centers and purchased from third-party suppliers pursuant to various plasma purchase agreements. As we source the majority of our plasma internally, we have been able to ensure the availability of plasma for our manufacturing needs and assure the quality of the plasma throughout our manufacturing process.

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

We currently operate three Bioscience manufacturing facilities in the United States and Spain. Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities, which have a combined fractionation capacity of approximately 17 million liters per year. Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins.

Currently, the Clayton, Los Angeles and Parets facilities are equipped and licensed to produce certain plasma derivative products for the United States, European and other markets. For example, we produce our Flebogamma® DIF and Gamunex® IVIG products for all of our markets at the Clayton, Los Angeles and Parets facilities.

In addition, on October 1, 2020, we purchased from GC Pharma and other investors a plasma fractionation facility and two purification facilities located in Montreal, Canada (as well as 11 plasma collection centers located in the U.S). The Canadian facilities are currently in the process of contruction and renovation. When the construction and renovation are complete and the facilities are licensed and approved, we will become the only commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. We plan to be ready to manufacture IVIG and albumin in the Canadian facilities to supply the Canadian market starting in 2023.

We optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities. We have obtained the following FDA licenses, among others:

•	to use at our Clayton facility the Fraction II+III made at both our Los Angeles and Parets facilities to make Gamunex®;
•	to use at our Los Angeles facility the Fraction II+III made at both our Los Angeles and Clayton facilities to make Gamunex®;
•	to use Fraction V obtained at our Los Angeles facility to produce albumin at our Parets facility;
•	to use Fraction V obtained at both our Clayton and Parets facilities to produce Albutein® in our Los Angeles facility;
•	to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastina®, an A1PI we market in Spain, at our Clayton facility;
•	to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastin®-C lyophilized at our Clayton facility;
•	to use Fraction IV-1 obtained at our Clayton facility to produce Prolastin®-C liquid at our Parets facility;
•	to use the same method currently in place in our Parets facility to produce Alphanate® in our Los Angeles facility;
•	to use paste from the new fractionation facility at Clayton to produce Gamunex® and Prolastin®;
•	to produce nano-filtered Gamunex® and the 40 gram vial presentation; and
•	to use Cryoprecipitate obtained at our Clayton facility to produce Alphanate® at our Clayton facility, which is later sent to our Los Angeles facility to be filled.

We are continuing our efforts to obtain additional FDA licenses of this nature. The flexibility provided through such licenses allows us to increase production efficiency and to better address changes in demand between the United States, the European Union and other world markets.

For more information on our manufacturing facilities, see “—D. Property, Plant and Equipment” below.

Safety

We have never experienced a recall of any batch of our finished biological products due to a safety risk. In alignment with our commitment to safety and quality, we have voluntarily withdrawn some product lots. All withdrawals were due to a reported rate of adverse drug reactions slightly higher than usual. Our philosophy is that the health of the plasma donor and the patient are the paramount considerations. None of the withdrawn products had a significant impact on patients. We strongly believe that our safety philosophy is consistent with the business objective of generating profit. We also believe that we have a strong reputation for safety in our markets, thus making our products particularly attractive to customers. Our vertically integrated business model allows us to assure the safety and quality of our plasma derivative products through the implementation of our safety standards.

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

Grifols maintains standards consistent with other industry participants with regard to plasma safety, and is periodically certified by the Plasma Protein Therapeutics Association (“PPTA”), under the International Quality Plasma Program (“IQPP”), for plasma donation centers, and under the Quality Standards of Excellence, Assurance and Leadership Program (“QSEAL”), for fractionation plants. For example, source plasma inventory is held for not less than 60 days after donation, to allow for retrieval and destruction of plasma units if the donor is disqualified during this period (after seroconversion or due to high-risk behavior or international travel). We have also introduced innovative methods such as the Plasma Bottle Sampling™ system, which automatically prepares, codes and labels test samples at the time of plasma donation, and the PediGri™ On Line system, which provides full traceability of human plasma raw material throughout the plasma supply chain. See “—Distribution Process” below.

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

Since our products are proteins that cannot be terminally sterilized, they therefore are sterilized by filtration before being aseptically filled in their final container. Grifols has patented the Grifols Sterile Filling (“GSF”) system which minimizes the risk of microbial or particulate contamination during the aseptic filling process. During this process, sterilized containers are filled with the product under Grade A laminar air flow. The partially closed containers (vial with stopper and protector) are sterilized prior to filling. The container closure unit remains partially closed until the moment of filling, after which it is immediately sealed thus reducing the risk of contamination by reducing the product and container exposure to the controlled environment. The filling process is recorded which enables us to identify the cause of, and rectify more easily, any related problem. These records are maintained according to our data retention policy.

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

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel. A majority of our sales in 2021 were made through our own distribution network, which is experienced in the proper handling of our products. This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall. In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.

For further information, see “—Marketing and Distribution” below.

Bioscience Products and Services

Collected plasma, whether source or recovered, is fractionated into different component proteins. We fractionate and purify a broad range of plasma derivative products that improve patient care. Our Bioscience Division also sells a non-plasma derivative medicinal product, Tavlesse® (fostamatinib) in the European Union.

The chart below presents our principal products by brand name and their respective therapeutic indications:

Product Description	Main Therapeutic Indications
Gamunex®/Gamunex®-C. Immune Globulin Injection (Human), 10% Caprylate/Chomatography Purified. Flebogamma® 5% and 10% DIF. Immune Globulin Intravenous (Human).

IVIG is used for the treatment of: primary and secondary immunological deficiencies; and autoimmune conditions including immune-mediated ITP; Guillain Barré syndrome; Kawasaki disease; chronic inflammatory demyelinating polyneuropathy (“CIDP”); and multifocal motor neuropathy (“MMN”). Severe acute myasthenia exacerbations is an approved indication for Gamunex®-C in Europe.

Xembify®. Immune Globulin Subcutaneous (Human) - klhw 20% solution.

Used to treat Primary Humoral Immunodeficiency (“PI”). In Europe, Xembify® is also indicated to treat hypogammaglobulinaemia and recurrent bacterial infections in patients with chronic lymphocytic leukaemia (“CLL”) in whom prophylactic antibiotics have failed or are contra-indicated, hypogammaglobulinaemia and recurrent bacterial infections in multiple myeloma (“MM”) patients, and hypogammaglobulinaemia in patients pre- and post- allogeneic haematopoietic stem cell transplantation (“HSCT”).

HyperRAB® Rabies Immune Globulin (Human).

Anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with a rabies vaccine.

Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolasplan®/ Prolastina®/Pulmolast®/Lynspad®. Alpha 1-Proteinase Inhibitor (Human).	Used to treat adults with clinical evidence of emphysema due to severe hereditary alpha-1 antitrypsin deficiency (“A1PI deficiency”).

Fanhdi™ and Alphanate®. Antihemophilic Factor/von Willebrand Factor Complex (Human).	Used for the prevention, management and control of bleeding in Factor VIII deficiency (hemophilia A) and indication for von Willebrand disease (in the United States, for Alphanate® only).

Koate®-DVI. Antihemophilic Factor (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A).

Albutein®/ Albutein® FlexBagTM / Human Albumin Grifols®/Plasbumin®. Albumin (Human) 5%, 20% and 25%.

Used to re-establish and maintain circulation volume in the treatment of hypovolemia (i.e., traumatic or hemorrhagic shock, septic shock and severe burns) and to treat complications related to cirrhosis.

Vistaseal™/VeraSeal®. Human fibrinogen/human thrombin.	Used as a supplemental treatment in adults where standard surgical techniques are insufficient for improvement of haemostasis, and as suture support in vascular surgery.

Tavlesse®. Fostamatinib Disodium Hexahydrate Film Coated Tablets.	Used for the treatment of chronic immune thrombocytopenia (“ITP”) in adult patients who are refractory to other treatments.

Gamunex-C® IVIG, a ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment. We believe Gamunex-C® IVIG is one of the premium products in its category since its launch due to a comprehensive set of differentiated product characteristics. We are one of the market leaders in the production and marketing of immunoglobulin, with about 24.6% market share in volume as of November 2021, according to PPTA.

In July 2019, the FDA approved Xembify®, our subcutaneous immunoglobulin product for use to treat primary immunodeficiencies. We launched Xembify® in the United States in the fourth quarter of 2019. In December 2019, Xembify® was also approved in Canada for use to treat primary and secondary immunodeficiencies. We are working with healthcare authorities to obtain approval in Europe and additional markets. Since the fourth quarter of 2021, Xembify® has received approvals in the U.K., Spain, France, Germany, Italy and Sweden to treat primary and select secondary immunodeficiences.

HyperRAB® is the world’s leading human anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with rabies vaccine. HyperRAB®, a 300 IU/ml formulation of which is available in the U.S., is the only human rabies immunoglobulin (“HRIG”) provided as a higher-potency formulation, potentially requiring fewer injections in administration of each dose. We had an estimated 85% market share in sales of anti-rabies immunoglobulins in the United States as of December 2021.

In addition, we are the global market leader in the sales of alpha-1-antitrypsin augmentation therapy (“AAT”). Our AAT has 32 licenses in 27 countries worldwide with 19 countries in North America and Europe. Our liquid formulation of AAT (Prolastin®-C Liquid) is FDA approved as a chronic augmentation and maintenance therapy to treat emphysema related to severe hereditary A1PI deficiency. We had an estimated 71% global sales market share for AAT as of December 2021. A worldwide clinical trial is ongoing to meet post-approval regulatory commitments and obtain Prolastin®-C regulatory approval in Europe.

Between Koate®-DVI, Fanhdi and Alphanate,we had an estimated 20% market share in volume globally in the pdFVIII hemophilia A market in 2021 (excluding Von Willebrand disease use).

Grifols albumin brands are sold globally, with an estimated 19% market share in volume. In addition, our albumin products meet U.S., European and Chinese requirements, making them attractive to biotechnology companies and genetic labs, as well as hospitals and physicians. In 2021, we launched in the U.S. Albutein 25% and 5% FlexBagTM, a flexible container designed to add convenience, ease of use, and durability.

Tavlesse® is a novel SYK-inhibitor in-licensed from Rigel Pharmaceuticals for commercialization in Europe and additional markets in the Middle East and North Africa. Tavlesse® is indicated to treat chronic immune thrombocytopenia in adult patients who are refractory to other treatments. EMA regulatory authorization was obtained in January 2020, and commercial sales have commenced in Germany, Spain, Italy, France and the United Kingdom.We plan to launch in additional countries in the E.U., Russia, and the Middle East. Tavlesse® is the first oral therapy commercialized by Grifols Bioscience.

In addition to the products described above, we also produce intramuscular (hyperimmune) immunoglobulins, which are used for the prevention and treatment of tetanus, prevention and treatment of hepatitis B, and Rh factor complications during birth. Also, we produce antithrombin (e.g., AT, ATIII, pdAT) (Anbinex® and Thrombate® III), which is used in the prevention and treatment of thromboembolic complications in patients with antithrombin deficiency; AlphaNine® and Factor IX Grifols®, which are used in the prevention and control of bleeding in patients with hemophilia B; and Niuliva® and Igantibe®, which are used after liver transplants to prevent hepatitis B reinfection of the graft.

We also manufacture Vistaseal™/Veraseal®, a biological fibrin sealant composed of fibrinogen and human thrombin used in surgical operations to expedite the healing process. It is commercialized in the U.S. and Canada, in some E.U. countries (i.e. Germany, Austria, Ireland, Netherlands, Norway, Finland, Sweden, Denmark, France, Italy) as well as in Singapore and the U.K. by Ethicon US, LLC (a Johnson & Johnson company).

To sell medicinal products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold. To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction. We have 1,047 Bioscience product licenses registered in 89 countries throughout Europe, the United States, Latin America, Asia and the rest of the world. Our most significant government-issued licenses for Bioscience products are:

•	Gamunex®/Gamunex®-C/Flebogamma® DIF. We have 198 licenses for the marketing and sale of one or more IVIG products;
•	Xembify®. We have 13 licenses for the marketing and sale of this product;
•

Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolasplan®/Prolastina®/Pulmolast®/Lynspand®. Alpha 1-Proteinase Inhibitor (Human). We have 32 licenses for the marketing and sale of one or more of these A1PI products;

•	Fanhdi™/Alphanate®/Koate®- DVI Factor VIII. We have 233 licenses for the marketing and sale of one or more of these Factor VIII products;
•	Albutein®/Human Albumin Grifols®/Plasbumin®. We have 258 licenses for the marketing and sale of one or more of these albumin products in their various concentrations;
•	VistaSealTM/VeraSeal®. We have 16 licenses for the marketing and sale of this product; and
•

Tavlesse®. We have EMA authorization for Tavlesse® in the European Union and national authorization in the United Kingdom. Tavlesse® is currently sold in Germany, Spain, Italy, France, and the United Kingdom.

Pursuant to a consent order issued by the Federal Trade Commission (the “FTC”) on July 20, 2011 to settle certain charges related to our acquisition of Talecris (the “Consent Order”), we have granted Kedrion the exclusive license to sell Koate®-DVI in the United States (see “Financial Information—A. Consolidated Statements and Other Financial Information—Antitrust Approval of Talecris-Grifols Merger”).

In addition to the sale of the products described above, we have entered into a series of arrangements with many Spanish transfusion organizations to fractionate recovered plasma (plasma separated from blood obtained from a blood donation) from such organizations and manufacture plasma derivatives under our own brand name for use by hospitals. We charge the transfusion centers for the fractionation and manufacturing service. We also have contract manufacturing agreements with Italian and Canadian organizations. We also provide virus photo-inactivation of transfusion plasma to hospitals and clinics in Spain. The plasma is inactivated at our manufacturing facilities and then sent back to the clinic or hospital at which it was collected, where it is used for transfusions.

The Diagnostic Division

The Diagnostic Division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories. We believe that we have a significant market share in NAT blood screening solutions. In addition, we have increased our sales of automated immunohematology systems and reagents to hospital transfusion services and blood centers in several key global markets. We also continue to grow our portfolio of clinical and diagnostic products in select areas, including autoimmunity, and have agreements to extend the number of antigens we manufacture for use in clinical and blood bank diagnostic tests. The Diagnostic Division accounted for €779.1 million, or 15.8% of total net revenue in 2021. Our principal diagnostic products are:

Product Description	Main Applications

Transfusion Medicine:

Procleix® Panther® systems/Procleix® Panther® with Automation Ready Technology (ART). Automated NAT blood screening systems, assays and software.

Used to detect infectious viruses and parasites in donated blood and plasma including: HIV (Types 1 & 2); Hepatitis A, Hepatitis B, Hepatitis C and Hepatitis E; parvovirus B19; West Nile Virus; Dengue Virus; Zika Virus and Babesia.

WADiana®/Erytra® /Erytra Eflexys® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® system, including DG Gel® cards, reagent red blood cells, antisera and associated softwareManual and semiautomated equipment are also part of the DG Gel system.

Used to perform routine pre-transfusion compatibility testing, including blood typing, unexpected antibody screening and identification, extended phenotype and cross-match tests, among others.

Antigens. Critical component of certain infectious disease tests.	Used in the manufacture of clinical diagnostic and blood donor screening immunoassays.

Clinical and Specialty Diagnostics:

Promonitor®. Highly specific immunoassays for quantification of serum drug levels and anti-drug antibodies of various biological drugs	Used to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases.

AlphaIDTM. Genetic test for patients for alpha-1 deficiency	This is a free cheek swab to screen for alpha-1, the most common genetic form of Chronic Obstructive Pulmonary Disease (“COPD”).

We assemble the majority of our instrument analyzers at our Parets facility in Spain. We manufacture antigens at our Emeryville facility in the U.S., oligos and other critical components of the transcription-mediated amplified NAT kits for blood and plasma infectious diseases screening at our San Diego facility in the U.S.

The production, marketing and sale of many of our Diagnostic Division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have over 3,190 diagnostic product licenses registered in 76 countries in Europe, the United States, Canada, Latin America, Asia-Pacific, Middle East and Africa.

In addition to the products noted above, we offer our customers solutions developed in collaboration with, or manufactured by, third-parties that we believe complement our product lines. The Diagnostic Division distributes products in over 100 countries in Europe, the Americas, Asia-Pacific, Middle East and Africa.

Our Diagnostic Division includes a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV (Types 1 & 2), Hepatitis A, Hepatitis B, Hepatitis C, Hepatitis E, parvovirus B19, West Nile Virus, Zika Virus, Babesia and Dengue Virus. We control the research and development, manufacturing and worldwide commercialization of our Procleix® blood screening products. We believe that our Procleix® NAT solutions continue to lead the market, and are used to screen more blood and plasma donations worldwide each year than any other NAT system.

Transfusion Medicine

We have a leadership position in transfusion medicine, with a broad portfolio of products that range from blood and plasma testing to blood typing. We focus primarily on meeting changing market needs with new and enhanced products for our Procleix® NAT blood screening portfolio and on expanding sales of our immunohematology products (WADiana®, Erytra® and Erytra Eflexis® analyzers and related DG Gel® blood determination cards) in key markets.

We continue to focus on obtaining FDA and other regulatory approvals to expand our portfolio of NAT products. In January 2019, we obtained FDA approval for an assay to detect four species of the Babesia parasite (B. Microti, B. Venatorum, B. Divergens and B. Duncani), known to cause babesiosis, a tick borne disease. The assay is designed to be used for routine screening by U.S. blood banks on the Procleix® Panther® system, where we estimate that we are currently the market leader and continue our efforts to offer innovative solutions to blood banks. We obtained CE mark for the Babesia assay in early 2021.

In October 2019, the Procleix® Panther® System featuring Automated Ready Technology, or ART, obtained Europe’s CE mark, making it available in European markets accepting the certification, and reinforcing our leadership in the blood banking industry. With significant hardware and software improvements on the current platform, the Procleix Panther System featuring ART will help accelerate laboratory efforts to reach higher levels of workflow automation for blood and plasma screening.

In May 2020, Procleix® Panther® System, featuring ART, received FDA approval for use with the following U.S. licensed products: Procleix® Ultrio Elite Assay, Procleix® WNV Assay, Procleix® Zika Virus Assay and the Procleix® Babesia Assay.

Also in May 2020, we obtained CE Mark for the Procleix® SARS-CoV-2 assay to screen blood or plasma for SARS-CoV-2 and plasma from convalescent donors who have recovered from COVID-19 or infection with SARS-CoV-2, for further manufacture. We also received CE Mark for a respiratory claim as an aid in the diagnosis of COVID-19 in specific respiratory specimens that are transported in Specimen Extraction Buffers, which obtained a separate CE Mark. The SARS-CoV-2 respiratory claim is limited to Spain, Northern Ireland and other select E.U. countries on a contractual basis with Hologic. The agreement for this assay with Hologic expired in December 2021 and will not be renewed. In August 2020, we obtained the approval of the Zika assay in Canada.

Also in August 2020, we successfully commercialized the Procleix® UltrioPlex E assay, a new multiplex assay for use on the Procleix® Panther® system, in Japan. The assay, which is a Transcription Mediated Amplification (“TMA”) qualitative in vitro NAT, was designed to detect five viruses in human blood specimens: HIV‐1, HIV‐2, HCV, HBV, and HEV in a single, simultaneous test, improving overall laboratory efficiencies. Early in 2021, the Procleix® UltrioPlex E assay received CE mark. This assay enhances blood safety and represents a significant advance in streamlining a laboratory’s NAT testing operations by allowing for an increased screening of viruses from a single-donor specimen without the need for any additional equipment. The Procleix® UltrioPlex E assay also helps produce less waste with higher results throughput and greater walk-away time for laboratory staff when compared with running current screening solutions separately.

As part of our strategy of geographic expansion and as a leader in this market segment, we continue to consider requests to include NAT screening for blood and plasma donations in countries as they develop their health systems. In 2020, we entered several new countries, such as Guatemala and Czech Republic and, in 2021, we began doing business in Kosovo, Macedonia and Latvia.

We recorded notable demand for the specialty diagnostic test to detect the SARS-CoV-2 virus, mainly in Spain, leading to higher sales of Grifols’ NAT technology systems (Procleix® NAT Solutions), which incorporates TMA.

We continue to experience strong sales of our DG Gel® system blood typing products. In December 2018, Erytra Eflexis®, a fully automated, mid-size analyzer that performs pretransfusion compatibility testing using DG Gel® technology already in use in the E.U., was approved by the FDA. It has a smart and compact design, offering intuitive operation that has expanded our product portfolio, which already includes the WADiana® and Erytra® analyzers and DG Gel® cards. The DG Gel® family of products continued to expand in 2019, with the commercialization in CE mark countries of DG Reader NET, a single card processing platform operating with the same consumables and reagents as our fully automated systems. The DG Reader NET received FDA approval at the end of 2019. Also, in November 2019 we received FDA approval for two new red blood cell panels, Data-CytePlus 2 and Data-CyteExtend. Additionally, a Weak D assay, to be used in combination with the DG Gel® system in automation, received FDA approval at the end of 2019. This is a valuable test for donor centers and Grifols Laboratory Solutions and will support our expansion in the region. In the U.S., our blood typing solutions have experienced solid growth. We have expanded commercialization efforts and will continue to promote this area in light of its high growth potential. Recently, we launched in CE mark countries and Australia the new middleware for our immunohematology instruments, our Blood Typing Manager (“BTM”). This middleware complements our blood typing systems portfolio and increases our competitiveness by adding new advanced features that support increasing our customer base.

Through our U.S. subsidiaries Biomat USA and Interstate Blood Bank Inc., we have entered into an agreement with Creative Testing Solutions (“CTS”), a nonprofit blood donor testing laboratory organization in the United States. Pursuant to this agreement, as of April 1, 2022, CTS began to operate for a period of ten years (renewable for up to another ten years) our three testing laboratories located in Memphis, Tennessee and San Marcos and Austin, Texas, to perform donor screening for blood and plasma collections. Grifols Laboratory Solutions will continue to provide specialty testing, including in-process and final product testing, as well as diagnostic solutions for clinical issues related to Molecular and Serological Immunohematology. The facility in Austin, Texas, provides testing, consultation and integrated solutions to optimize patient care for specialists in Hematology, Oncology, Perinatology, Obstetrics, Pharmacy, Transplantation and Transfusion Medicine.

In several countries, we distribute BLOODchip® blood group genotyping tests manufactured by Progenika, a Grifols company. This product line includes ID CORE XT, which determines 37 antigens of red blood cell groups, ID RHD XT, a molecular diagnostic kit that detects the most relevant RhD variations, and ID HPAXT kit to determine 12 Human Platelet Antigen (“HPA”) systems. BIDSXT is the software tool that allows the analysis, interpretation and database management to transmit the results to the Laboratory information system (“LIS”).

In November 2021, consistent with our long-term growth strategy, which focuses on promoting viable and essential business lines, we decided to exit the blood collection bags business. As a result, we are shutting down production of blood collection bags at our plants in Murcia, Spain, and Campo Largo, Brazil.

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

Clinical and Specialty Diagnostics

Operating within our Clinical and Specialty Diagnostics, Progenika manufactures a genetic diagnosis test for Familial Hypercholesterolemia (“FH”) using next generation sequencing technology (“NGS”). The division continues its efforts to broaden the Promonitor® line, used to monitor biologic drugs as sales continue in Chile, select European Union countries, Australia and in the U.S. The Promonitor® product line includes an ELISA (enzyme-linked immunoabsorbent assay) device line also developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. We maintain CE marking of two additional tests in the Promonitor® family that enable treatment with the biological product golimumab, and several tests to permit the use of a single dilution to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases, such as rheumatoid arthritis and ulcerative colitis. We also own PromonitorQuick®, a point-of-care diagnostic kit that detects anti-infliximab antibodies, antibodies that appear in patients with chronic inflammatory diseases who are treated with biological drugs. In 2021, we entered into a co-development agreement with DIESSE Diagnostica Senese to adapt Promonitor® ELISA kits to DIESSE’s Chorus analyzer. This adaptation to monotest and ready-to-use devices addresses customer and market needs for improved automation. The development of Promonitor® tests on the Chorus automated system facilitates an improved testing workflow, resulting in earlier feedback for the clinician.

As a result of the development of Promonitor®, we have discontinued production of our Triturus® analyzer, but continue to service it for our existing customer base.

Pursuant to an exclusive agreement with AESKU Diagnostics GmbH & Co. (“AESKU”), we distribute autoimmunity diagnostic products in Chile, Portugal, Spain and Mexico. We also serve key U.S. customer segments with AESKU products. One of these diagnostic products is Helios, the only fully automated platform capable of performing all immunofluorescence pipetting and reading steps in the United States, which strengthened our U.S. portfolio of products.

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

The Hospital Division

The Hospital Division provides services and manufactures products used by hospitals, blood banks, plasma collection centers and other healthcare systems. These products include parenteral solutions, robotics and software. It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture. The Hospital Division accounted for €141.2 million, or 2.9% of our total net revenue in 2021.

The Medication Management (formerly named Hospital Logistics) and IV compounding segments are also strategic areas for the Hospital Division. With the inclusiv® IV Compounding Portfolio, we provide IV workflow management, GMP quality cleanrooms, expert consulting, and a range of automation solutions for hospital pharmacies, increasing the safety of their sterile compounding needs. With the hardware and software solutions offered by the Medication Management area, we are the market leader in Spain and Chile, and have a strong presence in other countries in Latin America in terms of offering solutions to manage hospitals’ medication flow. In 2018, we reinforced the Hospital Division by acquiring the U.S. technology firm MedKeeper, which develops and markets mobile and web-based technology solutions for the management of hospital pharmacies. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—MedKeeper Acquisition” below. The acquisition complements our Pharmatech line and enhances our presence in the U.S. market.

IV Therapy is also a key segment of the Hospital Division where we manufacture and distribute directly or through third parties products such as parenteral solutions, which are mainly sold in Spain, Portugal, Chile and the United States. We continue to be the market leader in the Spanish intravenous therapy segment in intravenous solutions, and in 2018 Grifols’ 0.9% Sodium Chloride was marketed in the U.S. for the first time following the FDA approval of all volume Flebolex bags. In 2019, our Anticoagulant Sodium Citrate 4% w/v Solution USP was approved by the FDA, followed by the approval, in 2020, of our 0.9% Sodium Chloride Fleboflex Luer containers. The following table describes the principal hospital products that we manufacture, distribute or install and their respective applications:

Product Description	Main Applications
Intravenous therapy:

Intravenous fluid and electrolyte solutions.	Fluid and electrolyte replacement and conduit for the administration of medicines.

Irrigation solutions.	Fluids for urological irrigation.

Intravenous mixtures. Ready-to-use intravenous mixtures.	Increases safety and efficiency by eliminating the need for the compounding of solutions in hospitals and provides products for third-parties.

Other products for the hospital.	Specialized products for patients and hospital pharmacies such as parenteral nutrition bags and vacuum flasks.

Pharmatech:

Inclusiv® IV Compounding Portfolio. Gri-fill® System uses sterile filtration to prepare intravenous mixtures at in-hospital pharmacies. Misterium® are modular clean room facilities we sell in the United States and IBAM. The Kiro Oncology automation system is designed specifically for the preparation of cytotoxic drugs, while Kiro® Fill is used with non-hazardous preparations. PharmacyKeeper is a web and mobile-based application to improve key pharmacy operational processes.

Improves safety of hospital pharmacy preparation procedures by assuring sterility, traceability, user safety and quality to ensure compliance with regulations.

Medication Management. Includes a range of software and hardware products to manage and automate inventory, storage, packaging and other processes in operational pharmacies, including our own BlisPack®; and logistic dispensing systems, including Pyxis®, StocKey® and StocKey® RFID Smart Cabinet, and Kardex®.

Used in the logistical organization of hospital pharmacies and warehouses, in the preparation of unit dosing and in hospital management, admissions and accounting.

Nutrition:

Dietgrif® enteral liquid diets. Complete diets with all the requirements for balanced nutrition. Different diets include standard fiber, high protein, high energy, and specific diets for diabetes.	For malnourished patients typically suffering from nutritional deficiency due to inadequate intake, weight loss, or increased nutritional requirements and often associated with concomitant disease.

Enteral feeding devices.	Provides solutions for patients with a functional and accessible gastrointestinal tract who are not able to consume or absorb enough nutrients to achieve adequate nutrition.

Probiotics. Food supplement containing live microorganisms.	Improves medical conditions that are the result of an unbalanced intestinal microbiota.

Medical Devices:

Disposable sterile therapeutic medical products and related technologies to improve patient care.	The products have therapeutics uses in urology, neuroradiology, cardiology, endovascular surgery and anesthesia.

Others:
Anticoagulant sodium citrate.	Used in the plasma donor centers as an anticoagulant solution.

The production, marketing or sale of our various Hospital Division products are subject to prior registration with authorities of the relevant jurisdictions. We have approximately 153 licenses for our Hospital Division products registered in 44 countries throughout Europe, Latin America, Oceania, Asia, Canada and the United States. Our sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use our medical devices, using our own distribution network and external distribution organizations in some Latin American markets.

While our Hospital Division generates most of its revenue in Spain (59.6% of the division’s net revenue in 2021), we continue to promote international expansion. In 2021, 28.2% of the Hospital Division’s revenue came from the U.S. This continued growth in the North American market reinforces the global expansion of our Hospital division and marks an important step forward.

Furthermore, the Hospital Division employs a commercial strategy to promote Pharmatech’s presence in Latin America through the use of specialist distributors in this sector, while also maintaining a direct sales effort.

Intravenous Therapy

We manufacture and distribute intravenous solutions manufactured in our Murcia and Parets plants, in Spain. The FDA approvals of anticoagulant and normal saline have also increased our group’s self-sufficiency with both products being used in our plasma donor centers. We use saline to restore the circulatory volume in donors and we apply 4% sodium citrate as anticoagulant for whole blood in automated apheresis procedures. These FDA approvals represent an important launching point for obtaining authorizations in the future for other products manufactured in the Murcia and Parets facilities. Moreover, these FDA approvals bolstered our global expansion efforts and confirmed our vertical integration strategy of supporting other products and services across divisions.

In addition, we have entered into agreements with ICU Medical, Henry Schein, Nextgen Pharmaceuticals, Codan and other third parties to distribute in the U.S. 0.9% sodium chloride, which is an IV therapy used to replce lost body fluids and salts.

Grifols Partnership

A business line under the Hospital Division, the Grifols Partnership is a contract development and manufacturing platform focused on added value injectable products. Through the Grifols Partnership we have continued to expand our contract manufacturing business, with an increased focus on manufacturing ready-to-use intravenous mixtures for third party partners. In 2020, we signed our largest agreement for third-party manufacturing, for a phenylephrine product to be marketed in the U.S. We already obtained FDA approval for Tirofiban IV (prediluted platelets) and Ibuprofen IV, both ready-to-use in flexible bag products. Additional opportunities are currently under negotiation. The Grifols Partnership uses extra manufacturing capacity to help balance between internal demand, demand from customers, and that of third-party companies. This approach leverages our resources and expertise to bring value to our industry partners while also maximizing use of the Parets facility.

Pharmatech: Medication Management and inclusiv® IV Compounding Portfolio

We provide logistic solutions to hospital pharmacies by selling products related to the logistical organization of hospitals’ pharmacies and warehouses, including packaging instruments and software programs for hospital management, admissions and accounting departments. Most of these medication management products are manufactured by third parties. However, our portfolio includes some products manufactured by Grifols, such as StocKey® Central, an automated Kanban system designed to optimize the material inventory management processes of hospital healthcare, StocKey RFID®, a radiofrequency identification cabinet for the storage of high value medical devices, such as prosthetics and coronary stents, and BlisPack®, a system designed to automate the cutting of pill blister packs and the electronic identification of specific drugs for individual patients to be used by hospitals.

We also manufacture and distribute a complete portfolio of devices, softwares and services used in connection with the preparation of sterile componded intravenous medication, which we refer to as the inclusiv® IV Compounding Portfolio. We commercialize Misterium®, a modular cleanroom solution we install on site to customer specifications, and provide professional consulting services as well as complementary offerings such as Airinspace® products, including medically effective air and surface decontamination systems. As the exclusive distributor of these products in the United States and Spain, we are able to offer a broad portfolio of products for hospital pharmacies and other pharmacies specialized in sterile IV compounding in these countries.

We are managing the global introduction of the Kiro® Oncology robot, which automates the preparation of intravenous medication for chemotherapy to reduce the risk that health professionals will come into contact with these hazardous products. We expect that the Kiro® Oncology robot will be one of the principal drivers of inclusiv® IV Compounding Portfolio product line growth in the near future. This system enables us to offer to hospital pharmacies worldwide what we believe to be the most complete portfolio of solutions for controlling intravenous medication preparation processes. The Kiro Oncology system is available in both the United States and Europe, where our consumer base saw some growth in 2019. In 2021, sales in some of the regions we operate in continued to face challenges associated with the COVID-19 pandemic. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Consequences of COVID-19.”

With our acquisition of MedKeeper in January 2018, the inclusiv® IV Compounding Portfolio has continued to develop. MedKeeper, with a SaaS business model, adds the missing piece of a compounding portfolio that enables the division to offer a holistic and integrated technology, software and service solution to our customers. PharmacyKeeper® is the leading IV workflow solution and was awarded in 2021, for the fifth consecutive year, as Best In KLAS by KLAS Research. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—MedKeeper Acquisition” below.

Nutrition

We develop and distribute enteral nutrition products, including accessories such as feeding tubes and nutritional bags, for sale in the Spanish market. The main driver of the segment is the distribution of gastrostomy probes manufactured by Avanos Medical, Inc., a U.S.-based medical technology company, to maintain our market leadership position in Spain with this product line.

Medical Devices

We also sell other medical devices, such as disposable sterile therapeutic medical products for urology, neuroradiology, cardiology and anesthesia. All of these products are manufactured by third parties and complement our portfolio of Hospital Division products. We are increasing our strategic efforts to sell medical devices that complement our portfolio of Bioscience Division products. The main driver of growth in this segment in 2021 has been interventional neuroradiology disposables.

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. Research and development spending was €276.0 million in 2019, €294.2 million in 2020 and €354.9 million in 2021. In addition, as of December 31, 2021, we had 1,108 scientists and support staff dedicated to research and development.

We have several decades of successful innovation history. For example, we developed a unique fractionation design that reduces the risk of contamination, reduces maintenance costs and increases the amount of product extracted per liter of plasma. We also developed the first centrifugation unit for the automated cleaning of blood cells. In addition, we were one of the first fractionators to conduct double viral inactivation processes for Factor VIII and have designed and implemented a new process for the sterile filling of vials that reduces exposure to potential contaminants as compared to other existing processes. Further, we have developed a nanofiltration method of viral inactivation for our IG, alpha-1 PI, and ATIII products. As a result of our continuing investment in research and development, we believe that we are well positioned to continue as a leader in the plasma-derived therapies industry.

Bioscience Division Initiatives

We have a number of patents and research and development projects in our Bioscience Division underway, 22 of which are in the clinical development phase. The following table reflects the total number of research and development projects in our Bioscience Division by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2021	2020	2019
Discovery	21	15	15
Preclinical	30	26	19
Clinical	22	25	21
Post Commercialization Studies	9	11	10
Rest of projects	14	19	19
Total Bioscience Research and Development Projects	96	96	84

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin	Alzheimer’s	Plasma-derived	Alzheimer’s disease	Phase III (clinical trial program currently in development)

Xembify®	Hematology and Oncology	Plasma-derived	Chronic lymphocytic leukemia	Phase III (clinical trial program currently in development)

Albumin	Hepathology	Plasma derived	Liver Cirrhosis	Phase III (clinical trial program currently underway)

Alpha-1 Proteinase Inhibitor	Pulmonology	Plasma-derived	Emphysema due to congenital deficiency	Phase I/II (clinical trial program currently underway)

Fibrin Sealant	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Launched in the U.S. during 2019 and in the E.U. in 2020. Post-marketing pediatric clinical trial is underway.

AMBAR Study. The Alzheimer Management by Albumin Replacement (“AMBAR”), study was a multicenter trial that complemented two previous trials and involved combining therapeutic plasmapheresis with albumin and IVIG in different intervals and in varying doses. Since the AMBAR project was mainly based on albumin, the study also included a treatment arm with albumin alone in order for both approaches, the combination of albumin plus IVIG, and albumin alone, to be covered. Therefore, we conducted a Phase IIb/III clinical trial to demonstrate the efficacy of plasmapheresis with Albutein® and Flebogamma® DIF, for improving the cognitive status of treated patients with Alzheimer’s disease compared with non-treated patients. The study was conducted in collaboration with 41 hospitals in Spain and in the United States. 496 patients were enrolled, and the top line results presented in 2018 showed a reduction of 61% in disease progression in both primary efficacy endpoints measuring cognition and activities of daily living during a 14-month period. Additionally, the AMBAR treatment showed an excellent safety profile with 72% of the treated patients completing the entire study and with approximately 90% of the 4,709 procedures performed showing no adverse effects. In July 2020, clinical trial results were published in the scientific journal Alzheimer’s & Dementia: The Journal of the Alzheimer’s Association. Also, during 2020, some different post-hoc data analysis were presented in different scientific congresses.

We incurred costs in the amount of €1.3 million, €2.4 million and €3.2 million in connection with this project in 2021, 2020 and 2019, respectively. We hold significant granted patents and patent applications on the production of albumin and IVIG as well as on the combination of plasma exchange with albumin replacement for the treatment of Alzheimer’s disease.

Xembify® – CLL. The primary objective of this project is to obtain an indication for Xembify® in chronic lymphocytic leukaemia (CLL) as a result of secondary immunodeficiency. CLL is the proliferation and progressive accumulation of morphologically mature but immunologically less mature monoclonal B-cells in the blood, bone marrow, and lymphoid tissues. It is widely accepted that both intrinsic (genetic and epigenetic) and extrinsic (micro-environmental stimuli and B cell receptor-mediated antigenic stimulation) events can contribute to the pathogenesis of the disease. CLL is most common in adults and accounts for approximately 40% of all leukaemia cases. CLL is primarily a disease of the elderly population, with less than 10% of the cases occurring in patients younger than 40 years of age. While no definitive cause of CLL has been established, targeted therapy regimens have proven to be efficacious treatments. Hypogammaglobulinemia (“HGG”) is the most predominant inherent immune defect in B-CLL patients and becomes more pronounced with longer disease duration and advanced-stage disease. Infectious complications continue to be one of the major causes of morbidity and mortality in patients with CLL. This Phase 3 clinical program is in development and will begin enrollment in 2022.

Fibrin Sealant. We began clinical trials into the safety and efficacy of the use of fibrin sealant as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008. In 2014, we completed a clinical trial in the European Union for the use of fibrin sealant in vascular surgery. Three additional clinical trials were performed: (i) a Phase III clinical trial in the United States for the use of fibrin sealant in solid organ surgery; (ii) a Phase III clinical trial in the United States for the use of fibrin sealant in soft-tissue surgery; and (iii) a Phase III clinical trial for the use of fibrin sealant in vascular surgery in the United States. All of the U.S. clinical trials for fibrin sealant were completed in 2015. Marketing authorization approvals were received from the FDA and EMA in November 2017. A distribution agreement was made with a third party, requiring an additional regulatory supplement. Vistaseal® was launched in the U.S. during 2019 and Veraseal® was launched in the E.U. in 2020. Additionally, a Phase IV study to evaluate safety and efficacy of fibrin sealant as an adjunct to haemostasis during surgery in pediatric subjects is ongoing to support the FDA and EMA regulatory licenses.

We incurred costs in the amount of €0.1 million, €0.1 million and €2.7 million in connection with this project in 2021, 2020 and 2019, respectively. We hold significant granted patents on the fibrinogen and thrombin production processes.

Other Bioscience research and development projects undertaken during 2021 included:

•	licensure in the U.S. and market authorization application in the E.U. for a high concentration immunoglobulin for subcutaneous administration;
•	new container closure systems for Albutein®, Gamunex®-C and Xembify Prefilled syringes;
•	clinical programs to evaluate new indications of Flebogamma® DIF 5% and Gamunex®-C;
•	A1PI. New vial sizes of Prolastin® are in development, providing important advancements in manufacturing efficiency as well as improved patient convenience;
•	clinical studies to evaluate the effects of the prolonged administration of human albumin on cardiovascular, hepatic and renal function in patients with advanced cirrhosis and ascites.

All clinical trials involve risks and uncertainties. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during or as a result of preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates. For a discussion of these unforeseen events, see Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Company and Our Business—We may not be able to commercialize products in development.” Upon the completion of each of the development stages we evaluate the results achieved as compared to the objectives pursued. Each of the key projects listed above has met our expectations with respect to results at the various development stages and we expect to move forward with the development process for each.

We believe that our current liquidity is sufficient to fund the ongoing costs of our key projects listed above through their completion as well as our other research and development initiatives.

Diagnostic Division Initiatives

Research and development in the Diagnostic Division supports various business areas, including transfusion medicine, clinical diagnostics, and the recombinant protein business. The Diagnostic Division focuses on the development of in vitro diagnostic reagents/assays, instrumentation, and software for donor screening, which includes pathogens detection to assure safety and blood typing tests to determine donor/recipient blood compatibility. Here, research and development focuses on opportunities to develop new assays for emerging pathogens, increase multiplex test capabilities (simultaneous detection of several analytes in a single reaction), as well as improved automation solutions in order to increase throughput and reduce costs for customers. The Diagnostic Division also develops products for clinical diagnostics, including a board menu of drug and anti-drug ELISA kits and lateral flow point-of-care devices for biological drug monitoring, and assays for genetic testing, as well as detection of alpha-1 antitripsin deficiency. The research and development team employs a diverse technology portfolio including transcription mediated amplification (“TMA”), polymerase chain reaction (“PCR”), next generation sequencing (“NGS”) for molecular assays, immunologic based methods using red blood cells (“RBC”), agglutination, lateral flow, as well as enzymatic reactions using chromogenic substrates. We have also continued research and development of new recombinant proteins and antibodies as critical raw materials to support internal and external customers in various fields such as hemostasis, infectious diseases and immunohematology.

In 2021, the Diagnostic Division obtained CE mark according to new IVD Regulation 2017/746 for several products, in the DG Gel cards class C family, antisera for DG Gel class C family, Promonitor Quick IFX, Promonitor Elisa, A1AT Genotyping Test and ID HPA XT. Regarding new product launches in Europe, our Diagnostic Division obtained the CE mark for the Procleix Babesia assay and the Procleix Parasite Transport Medium and Procleix UltrioPlex E assay under the IVDD. We also obtained FDA approval for the Procleix SARS-CoV-2 assay under “Authorized for Emergency Use Only.”

Additionally, the Diagnostic division is developing medical devices for the extraction and storage of blood components. The related works we had initiated during 2021, however, were dismissed due to the discontinuation of our blood bag business.

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

The principal projects currently under development in the IV Solutions subdivision include Dextrose 5% in Fleboflex containers for the U.S. market. Three-liter DEHP-free irrigation bags and DEHP-free sets for the Gri-fill 4.0 device are also being developed to comply with the medical device regulation (“MDR”). In the fluid therapy market, we continue to study the stability of various ready-to-use mixtures in polypropylene packaging in order to increase the range of mixtures available for hospital use.

Within the contract manufacturing product group, which focuses on offering development and manufacturing services for third parties (mainly in the U.S.) the Hospital Division develops ready-to-use mixtures. During 2021, we continued the development of an alpha-1 agonists solution in flexible bags.

This subdivision also works on several cross-divisional initiatives. As part of the AMBAR study, the Hospital Division is collaborating on the development of special devices and containers specifically designed for the procedures and protocols of the study. The partnership with the Bioscience Division includes the development of a plastic holder for syringes of Fibrin Sealant.

Finally, the Pharmatech subdivision is devoted to the development of a comprehensive IV compounding portfolio of integrated technology solutions with devices, software, and services. The portfolio includes Grifols traditional products, like the Gri-fill® system, along with more recently acquired technologies, such as the PharmacyKeeper suite of software solutions and the KIRO robotic systems, including the KIRO Oncology automated IV compounding system for oncology preparations and the KIRO Fill® system for automated filling of non-hazardous IV medication. The R&D program in this area is focused on connecting all the technology ecosystems of the IV Compounding portfolio under a single software platform and user experience.

This subdivision has an active research and development program which includes the development of new software and state-of-the-art technology, such as cloud-based systems, mobile apps and Radio-Frequency Identification (“RFID”), to improve interoperability, efficiency and overall workflow and productivity in the operational pharmacy. Furthermore, this subdivision was able increase the range of disposables compatible for use by KIRO® compounding devices. We also undertook an initiative focusing on improving customer experience and serviceability.

Other Initiatives

In addition, we are increasing our research and development activities in new fields. We conduct these activities through the creation of joint ventures participated in by Grifols Innovation and New Technologies Ltd (“GIANT”), through agreements to use patents owned by third parties and through selective acquisitions. For example, in 2021 GIANT formed a new company named Grifols Pyrenees Research Center, SL in a joint venture with the Government of Andorra (GIANT owns 80%). The new company was created to develop and manage a new research center specializing in immunology, which will enhance the knowledge of the human immune system and develop new immunological therapies. See Notes 2 and 3 to our financial statements included in this annual report.

Our investments in Araclon and VCN Biosciences in 2012 expanded our research and development capabilities in fields outside of our traditional business segments.

Araclon is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease, to be applied in the early stages of the disease. Araclon is working on the validation of an early diagnostic test and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage. The vaccine has passed the animal experimentation stage and a Phase I clinical trial in humans has been completed. In 2017 Araclon obtained approval by the AEMPS for a Phase II placebo-controlled trial of the AB40 vaccine in Alzheimer disease patients and completed recruitment in 2019. In 2020, a change in the design of the trial was introduced that allows cross-over of the treatment arms, so all the participants could receive the vaccine. We received the top line data of part A of the trial in mid January 2022 and are currently evaluating the results.

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

In line with our focus on strategic activities, we started to look for external investors for VCN-Biosciences. On March 10, 2022, the shareholders of VCN-Biosciences and American company Synthetic Biologics closed acquisition by Synthetic Biologics of 100% of the VCN-Biosciences shares.

We completed the acquisition of Alkahest in 2020 (see Item 5 of Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of OperationsAcquisitions—The Alkahest Acquisition”). Alkahest’s platform focuses on identifying proteins that change with age and have a biological impact. To date, Alkahest has identified over 10,000 separate proteins using advanced molecular analysis techniques at the cellular level, some of which we expect to enter in our discovery and development pipeline as new targets. Alkahest also has an active development pipeline with four development stage candidates with multiple therapeutic modalities that are being tested to treat neurodegenerative diseases, cognitive decline, neuromuscular disorders and ophthalmic indications. In 2021 Alkahest had a productive year with the completion of 3 Phase 1 and 5 Phase 2 clinical trials.

In 2016, we acquired 30% of the equity of AlbaJuna Therapeutics, a spin-off company from the IrsiCaixa AIDS Research Institute, promoted jointly by “la Caixa” Foundation and the Department of Health of the Government of Catalonia, and undertook the pre-clinical and clinical development of monoclonal antibodies that neutralize the effect of HIV in the body while increasing the activity of the natural killer cells that have the task of destroying infected cells. In 2020, we selected a candidate and began proof of concept studies in non-human primates (“NHP”). We also started process development and manufacturing activities by late 2020. In 2021, we completed the experimental part of the NHP study and are currently evaluating to define next steps in the preclinical development.

In February 2021, our subsidiary GigaGen Inc. (“GigaGen”) received FDA approval for a polyclonal product to treat COVID-19. This product represents a new class of drug designed to provide passive immunity to COVID-19 patients or those at high risk. GigaGen conducted clinical trials until the final quarter of 2021, when the trial was terminated due to slower than anticipated recruitment.

Finally, we signed an agreement in the first quarter of 2020 to support a consortium with the IrsiCaixa AIDS Research Institute, the Barcelona Supercomputing Center (“BSC”) and the IRTA (Institute of Agrifood Research and Technology) aimed to discover new antibodies and vaccines against COVID-19. The consortium continued in 2021 with some vaccine and antibodies candidates evaluated in in vivo studies in animals.

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

The cost of plasma, the key raw material used in the production of plasma-derived products, increased on a per liter basis in 2021 as compared to 2020, mainly due to the impact of the COVID-19 pandemic. This increase stems primarily from lower-than-expected plasma collection, which in turn caused lower capacity utilization of our facilities. The COVID-19 pandemic also caused an increase in the cost of plasma due to the trend towards greater incentives to reward donors. The cost of plasma also increased on an aggregate basis in 2021 as compared to 2020, mainly because of a combination of (i) greater incentives to donors and (ii) the growth in the number of our plasma centers as a result of acquisitions made in 2020 and 2021. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Consequences of COVID-19” and “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions.”

We continue to monitor the efficiency of our plasma collection platform and have concentrated all of our plasma testing into our six laboratories in Austin and San Marcos, Texas, Memphis, Tennessee, Boca Raton, Florida, Leipzig, Germany and Parets, Spain.

Our long-term aim is to further strengthen our leadership through the development of new and differentiated plasma-derived therapeutics, and the expansion of our global plasma collection footprint via acquisitions and greenfield projects. On April 25, 2022, we acquired all of the existing equity interest in Tiancheng Holdings from Tiancheng International Investment Limited (“TIIL”) and accepted an assignment of certain shareholder loans granted by TIIL to Tiancheng Holdings. Tiancheng Holdings in turn owns 89.88% of the ordinary shares and 1.08% of the preferred equity shares of Biotest AG, a global company that supplies plasma protein products and biotherapeutic drugs, which will give us access to 28 additional plasma collection centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”

On July 29, 2021, we signed a joint venture agreement with ImmunoTek GH, LLC (“ImmunoTek”) to develop 21 plasma donation centers in the United States, five of which are already operational. Once all centers become operative and ramped-up, which we expect to happen by October 2022, collectively they will supply an additional plasma capacity of 1 million liters annually. On March 31, 2021, we acquired seven U.S.-based plasma donation centers from Kedplasma, LLC for a total purchase price of $55.2 million. On February 28, 2021, we acquired 25 U.S.-based plasma centers from BPL Plasma Inc for $385 million. These plasma centers obtain, in the aggregate, a run-rate of one million liters of plasma per year. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions— Acquisition of plasma donation centers from BPL Plasma, Inc.”

In October 2020, we purchased 11 collection centers in the U.S., as well as a plasma fractionation facility and two purification facilities in Montreal, Canada, from GC Pharma for a total consideration of $457 million on a debt free basis. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—The GC Pharma Acquisition.”

Furthermore, the Plasma Supply Agreement among Grifols, Grifols Worldwide Operations Limited (“GWWO”), Biotest Pharmaceuticals Corporation and Haema AG (the “Plasma Supply Agreement”), was extended on January 1, 2019 for a 30-year period, and we continue to operate such companies’ plasma collection centers. We believe our Plasma Supply Agreement will play a key role in fulfilling our plasma requirements through 2022 and beyond, along with plasma collected through our plasma collection centers and plasma purchased from third-party suppliers pursuant to various plasma purchase agreements.

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

Advertising

We participate in medical conferences, conventions and fairs and occasionally publish advertisements in medical journals and trade magazines. This promotional activity is also supported by online activities.

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

During 2021, we distributed the majority of our products through our own distribution network. In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors. We have a direct presence in 30 countries and we carefully select distributors in the countries where we do not have a direct presence. We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers and other customers throughout the world.

Our sales, marketing and distribution network included 1,488 employees as of December 31, 2021, which included 1,285 sales and distribution personnel and 203 marketing employees.

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

As of December 31, 2021, we owned 3,525 patents and patent applications in various countries throughout the world, of which 928 are in the final application process. In some countries, these patents grant a 20-year protection period. 1,313 of these patents are set to expire in the next ten years, including the patent for the Grifols Sterile Filling system, which expires in January 2024, and the patent for the process of removing viruses in Fibrinogen solutions, which expires in March 2024.

As of December 31, 2021, we also owned 3,557 trademarks in various countries throughout the world, of which 246 are in the final application process. In addition, we co-own certain patents and patent applications with third parties, including patent rights co-owned with Novartis following the Novartis Acquisition.

We maintain a department with personnel in Spain and Ireland to handle the patent and trademark approval and maintenance process and to monitor possible infringements.

Plasma Derivative Products

As of December 31, 2021, we owned 2,629 patents and patent applications related to plasma derivatives, including 1,224 in Europe, 226 in the United States and Canada and 1,179 in the rest of the world. The most important of these patents relate to:

•	a concentrated subcutaneous alpha-1 antitrypsin;
•	the use of low volume plasma exchange for the treatment of Alzheimer’s disease;
•	transferrin for neurodegenerative applications;

•	transferrin for the treatment of Hipoxia inducible factor related conditions;
•	plasmin in wound healing;
•	the process for removing viruses in Fibrinogen solutions;
•	a concentrated subcutaneous Immunoglobulin G injection;
•	concentrated Immunoglobulin M preparations for the treatment of bacterial infections; and
•	anti-thrombin to treat blunt trauma.

Hospital and Diagnostic Products

As of December 31, 2021, we owned 791 patents and patent applications related to our Hospital and Diagnostic products, including 455 in Europe, 99 in the United States and Canada and 237 in the rest of the world. The most important of these patents relate to the:

•	Gri-fill® System, a process for the sterile filling of flexible material bags;
•	BlisPack®, a blister handling machine;
•	Erytra Eflexys®, a mid-sized instrument to perform pre-transfusion compatibility tests using DG Gel® technology;
•	innovative containers for human plasma proteins;
•	novel HIV antigens for blood screening;
•	novel GpIbα for homeostasis;
•	soluble recombinant form of CD38 receptor;
•	screening assays for bloodborne parasites; and
•	recombinant antigens for detection of COVID-19.

As of December 31, 2021, we owned 105 patents and patent applications related to other areas of the business, including 28 in Europe, 29 in the United States and Canada and 48 in the rest of the world.

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

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities. We have 1,047 bioscience product licenses registered in 89 countries, which include the licenses we hold from the FDA for the sale in the United States of IG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC. The production, marketing and sale of many of our Diagnostic Division products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have over 3,190 diagnostic product licenses registered in a total of 76 countries in Europe, the United States, Canada, Latin America, Oceania and Asia. With respect to our various Hospital Division products, we have close to 153 licenses for our Hospital Division products registered in 42 countries throughout the European Union, Latin America, Oceania, Asia, Canada and the United States.

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

For more information on government licenses and regulation, see “—Principal Activities” above and “—E. Regulatory Matters” below.

Regulatory

For detailed information regarding the regulations applicable to our business, see “—E. Regulatory Matters” below.

Insurance Coverage

General and Product Liability

We have a program of insurance policies designed to protect us and our subsidiaries (including our United States subsidiaries) from product liability claims. Effective May 1, 2021, we have product liability insurance coverage for up to $220 million per claim and in annual aggregate for Diagnostic, Hospital and Bio Supplies divisions for products manufactured in all of our facilities and for third-party products we sell. That limit is of $500 million per claim and in the annual aggregate for Bioscience Division. This policy expires on April 30, 2022. We have elected to self-insure $188.5 million per claim and in annual aggregate of our global liability program through the purchase by one of our subsidiaries of such portion of the insurance policy. See “—Self-insurance” below.

Our master liability program also protects us and our subsidiaries from certain environmental liabilities arising in those countries in which our subsidiary companies have operations. This risk is covered up to a maximum of $220 million per claim and in annual aggregate, except that amount is $500 million for the Bioscience Division.

Biomat USA, Interstate Blood Bank Inc., BPC Plasma Inc., Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, Haema AG and Haema Plasma Kft maintain a separate liability insurance policy. The policy covers their professional liability for plasmapheresis business activities and expires on April 30, 2022. The maximum amount of coverage for liability claims under the policy is $15 million per claim and in the annual aggregate. In addition, we have general liability coverage for up to $500 million per claim and in the annual aggregate for Biomat USA, Interstate Blood Bank Inc., BPC Plasma Inc., Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, Haema AG and Haema Plasma Kft.

Property Damage and Business Interruption

Our property damage and business interruption insurance program covers us and our subsidiaries (including our United States subsidiaries). This insurance program, which expires on April 30, 2022, covers damages suffered by plants and buildings, equipment and machinery. Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1.5 billion per occurrence. It also covers property damage produced by flooding, for up to $110 million per claim and in the annual aggregate.

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

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance DAC, one of our wholly owned subsidiaries. We self-insure $38.5 million per claim per year of our global liability program (except that amount is $188.5 million per claim and in the annual aggregate for the Bioscience Division), the first $230,000 per loss for property damage and the first ten days of lost profits, the first $27,000 per claim for transit losses, the first $200,000 per claim for inventory losses and any transit or inventory losses exceeding $2 million have an additional retention of 10% of loss value with a maximum of $500,000 per loss and an annual aggregate of $3 million. These amounts are in excess of the deductibles for each of the policies that make up our insurance programs.

C.	Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2021, of 69 companies. Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated. In addition, there were 11 companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.	Property, Plant and Equipment

Our headquarters is located in Barcelona, Spain. As of December 31, 2021, we owned or leased facilities in eight countries. We currently own or lease manufacturing facilities in 12 sites in 10 different locations, five of which have plasma fractionation capabilities. The table below shows the geographic location and business purpose of our principal properties as of December 31, 2021.

Location	Facility	Own/Lease (2)	Business Purpose
Parets del Vallès, Spain	Industrial Facility One Parets	66% owned; 34% of the property is leased from a third party	Plasma fractionation Manufacture of plasma derivatives & division support activities

	Industrial Facility Two Parets	80% owned; 20% of the property is leased from a third party	Manufacture of Diagnostic and Hospital products

	Industrial Facility Three Parets	68% owned; 32% of the property is leased from a third party	Plasma storage & other operating activities

Los Angeles, California, U.S. – Valley	Industrial Facility, U.S.	92% owned; 8% of the property is leased from a third party	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Los Angeles, California, U.S. – City of Industry	City of Industry, U.S.	100% leased	Plasma storage

Clayton, North Carolina, U.S.	Clayton Facility	100% owned	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Durham, North Carolina, U.S.	Research Triangle Park	23% owned, 77% of the property is leased from a third party	Research and Development Labs and Offices

Emeryville, California, U.S.	Emeryville Facility	100% owned	Manufacture of Diagnostic products

San Carlos, California, U.S.	Alkahest site	100% leased	Research and Development Labs and Offices

South San Francisco, California, U.S.	GigaGen site	100% leased	Research and Development Labs and Offices

Murcia, Spain	Industrial Facility Murcia	100% owned	Manufacture of Hospital products

Fribourg, Switzerland	Industrial Facility Switzerland	100% leased	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	100% owned	Manufacture of Diagnostic products

Austin, Texas, U.S.	Plasma Testing Lab	100% leased	Plasma testing

San Marcos, Texas, U.S.	Plasma Testing Lab	100% owned	Plasma testing

Location	Facility	Own/Lease (2)	Business Purpose
San Diego, California, U.S.	San Diego Facility	69% owned; another 31% of the property is leased from a third party	Manufacture of components of the TMA amplified NAT kits

Dublin, Ireland	Global Operations Center	(1)	Operating activities related to the Bioscience Division

Sant Cugat del Vallès, Barcelona, Spain	Headquarters	100% leased	Headquarters

Derio, Bizkaia, Spain	Progenika Biopharma	100% owned	Manufacture of Diagnostic products & Research and Development
Zaragoza, Spain	Araclon Biotech	100% leased	Research and Development Labs and Offices

Arrasate, Guipuzcoa, Spain	Kiro Grifols	100% leased	Manufacture of Hospital equipments and Offices

Denver, Colorado, U.S.	Medkeeper	100% leased	Hospital Sofware Development

Memphis, Tennessee, US	IBBI	100% leased	Plasma Lab

Leipzig, Germany	Haema	100% owned	Headquarters, Lab & Warehouse

Montreal, Canada	Industrial Facility Montreal	100% owned	Plasma fractionation Plasma purification
(1)	We hold a 999 year leasehold interest in the property.
(2)	Lease percentage based on property size.

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Parets, Los Angeles and Clayton facilities. All of our fractionation facilities have FDA and EMA certification. As of December 31, 2021, our facilities had an aggregate fractionation capacity of approximately 17 million liters of plasma per year, and this capacity is sufficient to cover our current production needs.

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

The Clayton facility in North Carolina has a fractionation capacity of 9.8 million liters per year. This facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture. This facility holds the ISO 14001 certification, which recognizes excellence and continuous improvement in environmental performance. The scope of the certification includes research, development, production and quality control of pharmaceutical specialties derived from human plasma.

In October 2020, we acquired the Montreal facility as a result of the GC Pharma acquisition. The facility, which is pending licensing and approvals by the appropriate authorities, is designed for a fractionation capacity of one million liters per year, and is currently being revamped to increase the capacity to 1.5 million liters per year. Grifols expects to launch operations in these facilities in 2023, manufacturing IVIG and albumin to supply the Canadian market.

We have completed construction of the new albumin purification, dosing and sterile filling plant in Dublin, Ireland, and such facility is currently in the validation phase.

Global Operations Center

In the last quarter of 2015, we opened a global operations center for our Bioscience Division. The facility, located in Dublin, Ireland, occupies 22,846 square meters and centralizes decision-making with regard to commercial policy, research and development policy and supply chain global management. It houses Bioscience’s global logistics and distribution activities; warehousing of plasma, intermediate paste and finished product, labelling, packaging and final conditioning of the product; as well as regulatory and quality activities relating to the supply of plasma and plasma derivatives. It also centralizes our treasury function and acts as our point of access to the capital markets.

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

Drug Supply Chain Security Act

The Federal Drug Quality and Security Act of 2013 brought about significant changes with respect to pharmaceutical supply chain requirements and pre-empts state law. Title II of this measure, known as the Drug Supply Chain Security Act (“DSCSA”), is being phased in over 10 years, and is intended to build a national electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States, including certain of our products. The law’s track and trace requirements applicable to manufacturers, wholesalers, repackagers and dispensers (e.g., pharmacies) of prescription drugs began to take effect in January 2015 and will continue to be implemented. The DSCSA product tracing requirements replaced the former FDA drug pedigree requirements and pre-empt state requirements that are inconsistent with, more stringent than, or in addition to, the DSCSA requirements. The DSCSA also establishes certain requirements for the licensing and operation of prescription drug wholesalers and third party logistics providers (“3PLs”), and includes the creation of national wholesaler and 3PL licenses in cases where states do not license such entities. The DSCSA requires that wholesalers and 3PLs distribute drugs in accordance with certain standards regarding the recordkeeping, storage and handling of prescription drugs. According to FDA guidance, states are pre-empted from imposing any licensing requirements that are inconsistent with, less stringent than, directly related to, or covered by the standards established by federal law in this area. Current state licensing requirements will likely remain in effect until the FDA issues new regulations as directed by the DSCSA.

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

The FCA is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government. In addition, the ACA amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government, including clarifying that a federal Anti-Kickback Law violation can be a basis for federal FCA liability. For the purposes of these recent amendments, an “obligation” includes an identified overpayment, which is defined broadly to include “any funds that a person receives or retains under Medicare and Medicaid to which the person, after applicable reconciliation, is not entitled …”

The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years, and significant enforcement activity has been the result of “relators” who serve as whistleblowers by filing complaints in the name of the United States (and if applicable, particular states) under applicable false claims laws, and who may receive up to 30% of total government recoveries. Penalties under fraud and abuse laws may be severe, and could result in significant civil and criminal penalties and costs, including the loss of licenses and the ability to participate in federal and state health care programs, and could have a material adverse effect on our business. Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. Most states have adopted similar state false claims laws, and these state laws have their own penalties which may be in addition to federal FCA penalties, as well as other fraud and abuse laws.

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

Another notable Medicare health care reform initiative, the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”), enacted on April 16, 2015, established a new payment framework, which modified certain Medicare payments to “eligible clinicians,” including physicians, dentists and other practitioners. Under MACRA, certain eligible clinicians are required to participate in Medicare through the Merit-Based Incentive Payment System (“MIPS”) or Advanced Alternative Payment Models (“APMs”), through which Medicare reimbursement to eligible clinicians includes both positive and negative payment adjustments that take into account quality, promoting interoperability, cost, and improvement activities. Data collected in the first MIPS performance year (2017) determined payment adjustments that began January 1, 2019. MACRA standards continue to evolve, and represent a fundamental change in physician reimbursement that is expected to provide substantial financial incentives for physicians to participate in risk contracts, and to increase physician information technology and reporting obligations. The implications of the implementation of MACRA are uncertain and will depend on future regulatory activity and physician activity in the marketplace. New payment and delivery system reform programs, including those modeled after such federal program, are also increasingly being rolled out at the state level through Medicaid administrators, as well as through the private sector, which may further alter the marketplace and impact our business.

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

Antitrust and Consumer Protection

The U.S. federal government, most U.S. states and many foreign countries have antitrust laws that prohibit certain types of conduct deemed to be anti-competitive, as well as consumer protection laws that seek to protect consumers from improper business practices. At the U.S. federal level, the FTC oversees enforcement of these types of laws, and states have similar government agencies. Violations of antitrust or consumer protection laws may result in various sanctions, including criminal and civil penalties. Private plaintiffs may also bring civil lawsuits against us in the United States for alleged antitrust law violations, including claims for treble damages.

European Community Government Regulation

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before we can commence marketing that product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. Also, in addition to approval of final products, plasma collection centers for manufacture into products to be distributed in the European Union must also be approved by the competent European health authority.

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

Our products Niuliva 250 I.U./ml and Xembify 200 mg/ml were approved through the decentralized procedure. Our products Prolastina® 1000 mg/ml, and Gamunex® 10% and some of the Human Albumin Grifols / Albutein licenses were approved through the mutual-recognition procedure. All our other products were approved pursuant to individual national procedures. We expect to use the mutual-recognition procedure if we want to extend our product licenses to other European countries in the future.

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

United Kingdom Regulatory Process

The United Kingdom (“U.K.”) withdrew from the E.U. on January 31, 2020, and is no longer an E.U. Member State. A transition period, during which E.U. pharmaceutical law continued to be applicable to the U.K., has ended on December 31, 2020.

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

National Routes:

•

Innovative Licensing and Access Procedure (“ILAP”). The ILAP aims to accelerate the time to market and facilitate patient access for innovative medicines, including new chemical entities, and biological medicines, new indications and repurposed medicines;

•

National Procedure (a 150-day procedure). This national 150-day accelerated procedure is available for high-quality applications to market a medicine in the United Kingdom, Great Britain (England, Wales and Scotland) or Northern Ireland;

•

Rolling review. Permits the submission of your application in module(s), to obtain a marketing authorization in the United Kingdom, Great Britain (England, Wales and Scotland) or Northern Ireland. This is a new route for marketing authorization applications, where an applicant for a new active substance in the U.K., Great Britain, or Northern Ireland submits modules of the eCTD dossier incrementally for pre-assessment by the MHRA, rather than as part of a consolidated full dossier submission.

This rolling review is intended to streamline the development of novel medicines by offering periodic enhanced regulatory interaction and advice to reduce the risk of failure at the final phase and may be integrated with the Target Development Profile (“TDP”) to provide a clearer pathway for development of innovative medicines.

Marketing authorization applications for any new active substance based on a “full dossier,” including biological products, are eligible for the rolling review;

•

EC Decision Reliance Procedure (a 67-day procedure). For products under evaluation or approved in the E.U. centralized procedure, and for a period of two years from January 1, 2021, Great Britain may rely on decisions taken by the European Commission (“EC”) when considering the approval of new marketing authorizations.

A letter of intent should be submitted to MHRA at least four weeks before the Committee for Medicinal Products (“CHMP”) opinion is expected. Marketing authorization applications should be submitted to MHRA on receipt of a positive opinion from the CHMP and should contain the entire dossier as reviewed by CHMP, all iterations of the assessment reports and the positive CHMP opinion.

All U.K. national requirements will apply. Confirmation of the EC decision should be provided immediately on receipt to allow determination of a Great Britain marketing authorization as close to the EC approval as practicable.

•

MR/DC Reliance Procedure (a 67-day procedure).The MHRA may rely on marketing authorizations approved through European decentralized (“DC”) and mutual recognition (“MR”) procedures, with a view to granting a marketing authorization in the United Kingdom or Great Britain.

Applications should include the dossier approved for marketing in the E.U. member states, accompanied by all iterations of the Reference Member State (“RMS”) assessment report and the RMS end of procedure notification. Applications will be reviewed for compliance with U.K.-specific requirements;

•

Unfettered Access from Northern Ireland (a 67-day procedure). Applicants may seek recognition in Great Britain of a marketing authorization approved in Northern Ireland under certain qualifying conditions.

This route is available for marketing authorizations approved in Northern Ireland via European MR or DC or through the national procedure, if the marketing authorization holder is established in Northern Ireland and the product is distributed from Northern Ireland to Great Britain.

For authorizations approved in E.U. procedures, applications should include the dossier as approved for marketing in Northern Ireland, accompanied by all iterations of the relevant RMS and CHMP assessment reports.

Note that national applications intended to cover marketing of a product in Northern Ireland must continue to comply with the requirements of Directive 2001/83/EC, the European Community’s code relating to medicinal products for human use, and Regulation 726/2004 on European Community procedures and supervision of medicinal products.

International routes (collaborative procedures):

•

Access consortium. The Access consortium is a medium-sized coalition of regulatory authorities that work together to promote greater regulatory collaboration and alignment of regulatory requirements for companies intending to market a medicine in the U.K., Australia, Canada, Singapore and/or Switzerland. The MHRA joined the consortium in 2020 and commenced work-sharing applications in January 2021; and

•

Project Orbis. Project Orbis is a program coordinated by the FDA involving the regulatory authorities of Australia (TGA), Canada (Health Canada), the United Kingdom (MHRA), Singapore (HSA) and Brazil (ANVISA) to review and approve promising cancer treatments.

In addition to the above, the following procedures can be used to obtain a marketing authorization in Northern Ireland:

•

Northern Ireland may be included in DC or MR procedure as a Concerned Member State (CMS). The DC and MR procedures can be used by companies intending to market a medicine in Northern Ireland and other named E.U. countries. One member state will lead the assessment of the application as the RMS. The other member states (including Northern Ireland) receiving applications are called the ‘concerned member states’ (“CMSs”). The procedure takes up to 210 days (DC procedure) or 90 days (MR procedure), excluding time taken to provide further information or data required. If the application is approved, each CMS (including Northern Ireland as a CMS) will issue a national marketing authorization for the product within 30 days of approval.

•

Marketing authorizations approved in the EU’s DC procedure will automatically have effect in Northern Ireland. The E.U. centralized procedure, including its mandatory scope, continues to apply in Northern Ireland, and therefore, the centralized procedure results in a single marketing authorization to market a product in all E.U. member states, as well as Iceland, Liechtenstein, Norway and Northern Ireland.

Further information can be found in the U.K.’s website for license applications (www.gov.uk).

Canadian Regulatory Process

Authorization to Market. Therapeutic products can be marketed in Canada after they have been subject to a review to assess their safety, efficacy and quality. A New Drug Submission must be submitted to Health Canada for review, and a Notice of Compliance (“NOC”), and/or a Drug Identification Number (“DIN”), must be received by the sponsor prior to marketing a product in Canada. Responsibility for review of pharmaceutical drug products resides with Health Canada’s Therapeutic Products Directorate (“TPD”), while responsibility for review of biological products is under the Biologics, Radiopharmaceuticals and Genetic Therapies Directorate (“BGTD”). An active DIN is required for any product being marketed in Canada. Our IG, A1PI, albumin and hyperimmune products are subject to these review and authorization processes.

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

Clinical Trials. A Clinical Trial Application (“CTA”), must be submitted to Health Canada prior to conducting any study protocol that proposes the use of a new product, or the use of an existing product, where the indication, target population, route of administration or dosing differs from the current market authorization. The CTA should include summaries of preclinical and clinical studies conducted and (if applicable) chemistry, manufacturing and control data, and is submitted to either TPD (for drug products) or BGTD (for biological products) for review. The TPD or BGTD are responsible for assessing protection and safety of the participants as well as quality of the product; they will issue a “No Objection” letter to sponsors for studies deemed acceptable. Research ethics board approval for each trial is also required prior to conduct of the study.

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

In addition to requiring the submission of a license application containing documentation supporting the safety, efficacy and quality of the product, many countries require the submission of FDA Export Certificates for our products to provide assurance that such products can be legally marketed in the United States. The Certificate of Pharmaceutical Product (“CPP”), and/or the Certificate to Foreign Government (“CFG”), are issued by the FDA at the request of the manufacturer seeking licensing in the country outside the United States. The CPP conforms to the format established by the World Health Organization (“WHO”), and is intended for use by the importing country when considering whether to license the product in question for sale in that country. The CFG serves to document that the product can be legally marketed in the United States and the manufacturer is in compliance with GMP. A limited number of regulatory authorities in countries outside United States, Canada and Europe conduct onsite inspections to verify GMP compliance. Failure to maintain and document GMP compliance could result in withdrawal of marketing authorization. In addition changes to manufacturing or testing procedures for the product require approval of the change in the United States prior to the submission of the variation to the registration in the international market. These changes may require approval in each market in order to maintain product distribution. Furthermore, any changes in the distributors supporting our export business could result in a loss of sales.

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

United States Pharmaceutical Pricing and Reimbursement

In the United States, our products are reimbursed or purchased under several government programs, including Medicaid, Medicare Parts B, C and D and the 340B Program, and pursuant to our contract with the Department of Veterans Affairs. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low income individuals. Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states. The rebate amount for most brand name drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and Best Price per unit and adjusted by the CPI-U, subject to certain exceptions (for example, for certain clotting factors, such as Factor VIII and Factor IX, of the rebate amount is the greater of 17.1% of the AMP per unit or the difference between the AMP and the Best Price per unit and adjusted by the CPI-U. For non-innovator multiple source (generic) drugs, the rebate percentage is equal to a minimum of 13.0% of AMP. The ACA also extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations.

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon average sales price (“ASP”). Beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient schedules changed to ASP + 6%. This payment was based on a volume-weighted average of all brands under a common billing code. After changes in certain prior years, CMS increased the rate back to +6% for 2013 and maintained the same rate from 2014 through 2019, except that effective January 1, 2018, a new CMS rule went into effect substantially reducing reimbursement paid to hospitals and other providers for certain outpatient drugs and biologicals, including certain of our products, if purchased by these providers under the 340B Program. The reimbursement was decreased from ASP + 6% to ASP - 22.5%. On December 27, 2018, the Federal District Court for the District of Columbia issued an opinion finding that this reimbursement cut exceeded CMS’s regulatory authority. However, on July 31, 2020, the District of Columbia Circuit Court of Appeals overturned the Federal District Court for the District of Columbia’s opinion, ruling that CMS acted within its regulatory authority. Since this ruling, CMS has retained the reimbursement as ASP - 22.5% for calendar year 2022. The outcome of this reimbursement change on our business remains uncertain as additional lawsuits may be filed against CMS potentially challenging its regulatory authority. Any outcome may also decrease demand for our products and have an adverse effect on our business.

We believe that we meet the requirements of the 340B Program and are continuing to review and monitor these and other developments affecting the 340B Program, including additional lawsuits that may be filed against CMS and the potential for court-ordered remedies affecting reimbursement under the 340B Program. In addition, under the Bipartisan Budget Act of 2013 and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2025. The full ramifications of this sequestration for Medicare reimbursement remain uncertain, as further Congressional action may reduce, eliminate or otherwise change this payment reduction. For example, in December 2021, Congress agreed that solely for the period between April through June 2022 a 1% “sequestration” reduction will be in effect. The reduction will return to a 2% rate thereafter.

Among other pricing concerns in the United States is the fact that, in September 2021, pursuant to an executive order by President Biden, the HHS released various drug pricing reform proposals aimed at making drug prices more affordable and equitable for all consumers and throughout the health care system. The areas of focus include reimbursement for drugs under Medicare Parts B, C and D. To advance the goals of its drug pricing reform proposal, the HHS recommended certain legislative policies focused on promoting competition and reducing drug pricing. The extent of HHS and Congressional implementation of these drug pricing reforms is still uncertain and could adversely affect our business. Additionally, in November 2020, the OIG enacted a rule rendering illegal, under the Anti-Kickback Law, many drug rebates routinely paid by manufacturers to health benefit plans or their pharmacy benefit managers (“PBMs”) under Medicare Part D. This rule, which will become effective on December 27, 2022, also created new regulatory safe harbors that provide additional avenues for legal pharmaceutical market practices. The effects of the OIG’s rule affecting certain pharmaceutical market practices are still uncertain and could adversely affect our business.

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

We make our products available for purchase by authorized government users of the Federal Supply Schedule (“FSS”), pursuant to their FSS contracts with the Department of Veterans Affairs. Under the Veterans Health Care Act of 1992, companies are required to offer discounted FSS contract pricing to four federal agencies — the Department of Veterans Affairs, the Department of Defense, the Coast Guard and the PHS (including the Indian Health Service) — for federal funding to be made available for reimbursement of products under the Medicaid program and products eligible to be purchased by those four federal agencies. FSS pricing to those four federal agencies must be equal to or less than the ceiling price, which is, at a minimum, 24% off the non-federal AMP for the prior fiscal year.

The ACA imposed a fee on manufacturers and importers of branded prescription drugs and biologics based on their sales to United States government health programs. An aggregate annual fee of $3.0 billion was imposed on all covered entities for 2014 through 2016. The aggregate fee is allocated among applicable manufacturers and importers, including us, based on their relative sales to government health programs. The aggregate fee increased up to $4.0 billion for 2017, $4.1 billion for 2018, and was reduced to $2.8 billion for 2019 and thereafter. Beginning in 2013, the ACA also imposed a new excise tax on many medical devices equal to 2.3% of the sales price, and excludes devices generally purchased by the general public at retail for individual use. However, with respect to the medical device excise tax, a two-year moratorium was imposed under the Consolidated Appropriations Act, 2016, suspending the imposition of the tax on device sales during the period beginning January 1, 2016 and ending December 31, 2017. On January 22, 2018, an additional two-year moratorium was imposed under Public Law No. 115-120, suspending the imposition of the tax on device sales during the period beginning January 1, 2018 and ending on December 31, 2019. On December 20, 2019, the medical device excise tax was repealed under Public Law No. 116-94, eliminating the imposition of the tax for periods after December 31, 2019. In addition, the Prescription Drug User Fee Act (“PDUFA”), first enacted in 1992, sets forth user fees that pharmaceutical and biological companies pay to the FDA for: certain applications for approvals of drugs and biologicals; the establishments where the products are made; and the products themselves. The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures. PDUFA is subject to reauthorization by Congress every five years, and in December 2016, after a lengthy process involving significant industry and other stakeholder input, the FDA submitted its final recommendations to Congress for the sixth PDUFA reauthorization, which was signed into law in August 2017, and which covers fiscal years 2018 through 2022.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. Federal, state and local governments in the United States have enacted and continue to consider additional legislation to limit the growth of healthcare costs, including the costs of prescription drugs. Existing and future legislation could limit payments for our existing products or for drug candidates that we are developing, including possibly permitting the federal government to negotiate prices directly with manufacturers. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. For a discussion of certain risks related to reimbursement and pricing, see Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Healthcare Industry—United States Healthcare Reform may adversely affect our business.”

European Union Pharmaceutical Pricing and Reimbursement

Our operations in the E.U. are subject to regulations that affect the pricing and marketing of our products. The governments of E.U. Member States are able to influence the price of pharmaceutical products through their control of national healthcare systems. As such, governments in the E.U. Member States have been introducing healthcare reforms to limit increases in costs, particularly with respect to prescription drugs. Some E.U. Member States have also passed legislation to impose mandatory rebates for pharmaceutical products and financial claw-backs on the pharmaceutical industry. Through health technology assessment organizations that use formal economic metrics such as cost-effectiveness to determine prices, coverage and reimbursement of new therapies, E.U. Member States are also seeking to limit healthcare costs. We expect that E.U. Member States will continue to pursue actions to reduce healthcare expenditures.

The E.U. is currently undergoing an analysis of the intellectual property protections extended to pharmaceutical products as well as the overall regulatory framework for the approval and commercialization of medicinal products. This could result in significant changes in the way drugs are approved and marketed, as well as with respect to the duration of exclusivity, in particular for orphan drugs.

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

Item 4.A.UNRESOLVED STAFF COMMENTS

None.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2021 and 2020, and for the three years ended December 31, 2021, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Cautionary Statement Regarding Forward-Looking Statements” in this Part I for a discussion of the risks related to those statements. You should also read Item 3 of this Part I, “Key Information—D. Risk Factors” for a discussion of certain factors that may affect our business, financial condition and results of operations.

We have prepared our audited consolidated financial statements as of December 31, 2021 and 2020, and for the three years ended December 31, 2021 in accordance with IFRS, as issued by the IASB. The financial information and related discussion and analysis contained in this item are presented in euros except as otherwise specified. Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2021 and 2020, and for the three years ended December 31, 2021.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.	Operating Results

Subsequent Events

Asset Sale Offer

On December 1, 2021, the Biomat Transactions were consummated, where we sold a minority equity interest in the Biomat Group to the GIC Investor. In order to permit the consummation of the Biomat Transactions, following a consent solicitation procedure, on August 13, 2021 we entered into an indenture supplement amending the indenture governing the 2019 Notes. Among other modifications, these amendments provided that part of the proceeds of the Biomat Transactions should be used to repurchase a certain amount of the 2019 Notes under an asset sale offer (the “Asset Sale Offer”). We launched the Asset Sale Offer on December 2,

2021, and the Asset Sale Offer was consummated on January 11, 2022. We repurchased the total principal amount of €97,535,000 (€67,144,000 of 1.625% Notes and €30,391,000 of 2.250% Notes). See “—Dispositions—The Biomat Transactions.”

Acquisition of Biotest AG and Voluntary Tender Offer

On April 25, 2022, we acquired from TIIL 100% of the equity interests in Tiancheng Holdings, which in turn owns 89.88% of the ordinary shares and 1.08% of the preferred equity shares of Biotest AG, for a total consideration of €1,091,000,000. In addition, we completed a voluntary tender offer to all remaining shareholders of Biotest AG to acquire their ordinary and preferred shares, where we purchased 1,250,298 ordinary shares (for €43.00 per share) and 8,340,577 preferred shares (for €37.00 per share). This acquisition and the voluntary tender offer brought our interest in Biotest AG to 96.2% of the voting rights and 69.72% of the share capital. See “—Factors Affecting Our Financial Condition and Results of Operations—Biotest Acquisition.”

Reclassification of the GIC Investor’s Investment in the Biomat Group

On February 28, 2022, we published our audited consolidated financial statements for the year ended December 31, 2021 and filed them with the SEC as a Form 6-K. On April 28, 2022, our audited consolidated financial statements for the year ended December 31, 2021, prepared under IFRS-EU principles, were restated to reclassify in the balance sheet the investment from the GIC Investor in connection with the Biomat Transactions, described in Note 21 to our audited consolidated financial statements, from net equity to financial liability. Together with the GIC Investor, we are analyzing the necessary modifications in the terms and conditions of the agreement in order to classify such investment as equity, thereby reflecting the initial will of the parties. The reclassification of the investment has not affected compliance with the covenants under our debt instruments. See “—Factors Affecting Our Financial Conditions and Results of Operations—Dispositions—The Biomat Transactions” and Note 33 to our audited consolidated financial statements included in this annual report on Form 20-F.

Factors Affecting Our Financial Condition and Results of Operations

Consequences of COVID-19

Due to the COVID-19 pandemic, we experienced several impacts on our operational and financial performance. A lower level of plasma collection due to lockdowns and restricted movement, quarantines and fear of disease, as well as the economic stimulus programs provided by the U.S. government, caused our facilities to operate with reduced capacity utilization and our plasma collection centers to offer higher donor compensation. However, these negative impacts were partially offset by several measures, including savings in operating costs, product price increases and sales of COVID-19 diagnostic tests.

The COVID-19 pandemic has limited donors’ traffic in our plasma collection centers, negatively impacting plasma collection volumes. In addition, travel restrictions, specifically the U.S. border closure with Mexico, put further pressures on those collection centers close to the southern border of the U.S. The government stimulus programs issued to households also lowered the financial incentive for individuals to donate. This decrease in plasma collection levels has resulted in a corresponding decline in processed volumes at our facilities, negatively affecting manufacturing cost absorption. Additionally, our cost per liter increased mainly as a result of higher compensation paid to donors.

We partially offset the negative impacts of the COVID-19 pandemic through mid-single digit price increases, savings in operating costs and short-term agreements related to COVID-19 test sales. We developed our Procleix® SARS-COV2 NAT diagnostic testing kit and entered into agreements with Hologic to sell these clinical diagnostic tests in Spain and Hungary, which resulted in a positive impact in our profit and loss statement of €68 million for the year ended December 31, 2021.

Although our plasma collection decreased by 4% during 2021 as compared to 2020, our collection levels saw a 4% increase in the nine month period ended December 31, 2021 as compared to the same period in 2020. This recovery was mainly driven by the addition of new plasma collection centers to our portfolio, which collectively provided two million liters of additional capacity per year. See “—Acquisitions.”

It remains unclear at this time how the developments in relation to COVID-19 will continue to evolve through the remainder of 2022 and beyond, and the extent to which COVID-19 might further impact our business, results of operations and financial condition. See Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Company and Our Business—The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us.”

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

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We currently obtain our plasma mainly from the United States and Europe (Germany, Austria and Hungary) primarily through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

As of December 31, 2021, we operated 366 plasma collection centers located across the United States, Europe, across Germany, Austria and Hungary; Canada and Egypt. We have expanded our plasma collection network through a combination of organic growth, by opening new plasma collection centers, and acquisitions. In 2016, we purchased equity interests in the Interstate Blood Bank Group (Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC, collectively referred to herein as the “IBBI Group”), and on April 10, 2019, we exercised our option to purchase the remaining 51.0% equity interest of the IBBI Group, which has 36 FDA-approved centers (26 plasma collection centers and 10 blood donation centers), as well as an analytical laboratory. On October 1, 2020, we obtained 11 U.S. plasma collection centers from GC Pharma. As part of the GC Pharma acquisition, we must supply certain output of plasma arising from the 11 collection centers for a 24-month period commencing on October 1, 2020. In 2021, we acquired 25 plasma collection centers from BPL and seven U.S. plasma donation centers and one Canadian plasma center from Kedrion.

The COVID-19 pandemic has had an adverse impact on our plasma collection volumes, mainly in the United States. Among the reasons for this negative impact are mobility restrictions, closings of the border with Mexico and stimulus checks paid to American families with children, which lowered the willingness to donate plasma. In 2021, we advanced on our efforts to increase plasma supply through our expansion plan, comprising organic and inorganic growth, such as: (i) plasma collected through our plasma collection centers, including acquiring centers from BPL and Kedrion, (ii) plasma collected through our 30-year Plasma Supply Agreement with each of Haema AG and Biotest US Corporation and (iii) plasma purchased from third-party suppliers pursuant to various plasma purchase agreements. During the year ended December 31, 2021, plasma donations gradually recovered in the United States, with an upward trend in plasma collection following the rollout of vaccination plans and easing of COVID-19 restrictions. In Europe, plasma collections exceed 2020 levels and pre-pandemic levels. Our plasma collection decreased by 4% during 2021 as compared to 2020, although we saw a 4% increase in our collection levels during the nine month period ended December 31, 2021 as compared to the same period in 2020. Our recent acquisitions of plasma collection centers have helped us mitigate in part such decrease. See “—Acquisitions” and “—Consequences of COVID-19” for additional details.

Acquisitions

Biotest Acquisition

On April 25, 2022, we acquired from TIIL 100% of the equity interests in Tiancheng Holdings, a German privately held stock corporation, and accepted an assignment from TIIL of certain shareholder loans granted by TIIL to Tiancheng Holdings. Tiancheng Holdings in turn owns 89.88% of the ordinary shares and 1.08% of the preferred equity shares of Biotest AG, a German stock corporation listed on the Frankfurt Stock Exchange. The purchase price for the acquisition of Tiancheng Holdings was €1,091,000,000, which included a loan receivable of €318 million granted by Tiancheng Holdings to Biotest AG. In addition, we completed a voluntary tender offer to all remaining shareholders of Biotest AG to acquire their ordinary and preferred shares, where we acquired 1,250,298 ordinary shares (for €43.00 per share) and 8,340,577 preferred shares (for €37.00 per share). The acquisition and the voluntary tender offer have brought our interest in Biotest AG to 96.2% of the voting rights and 69.72% of the share capital.

In order to fund this acquisition, on October 5, 2021, our wholly-owned subsidiary Grifols Escrow Issuer, S.A.U. (the “Escrow Issuer”) issued €1,400.0 million senior notes that will mature on October 15, 2028 and bear interest at 3.875% per annum and $705.0 million senior notes that will mature on October 15, 2028 and bear interest at 4.750% per annum. Within 15 months from the consummation of the acquisition, which occurred on April 25, 2022, the Escrow Issuer will merge with and into the Company, with the Company as the surviving entity, and we will assume all the obligations of the Escrow Issuer under the notes. See “—B. Liquidity and Capital Resources—Sources of Credit—The 2021 Notes.”

Biotest AG is a global company that specializes in innovative hematology and clinical immunology solutions. Headquartered in Dreieich (Germany), it develops, produces and markets biological medicinal products with applications in hematology, clinical immunology and intensive care. Biotest AG’s current portfolio includes 12 different products with a global commercial footprint in more than 90 countries, employing approximately 2,000 people around the world.

Acquisition of plasma donation centers from Kedplasma, LLC

On March 31, 2021, Grifols acquired seven U.S.-based plasma donation centers from Kedplasma, LLC for a total purchase price of $55.2 million. The seven centers acquired are authorized by the FDA and European health authorities and collect approximately 240,000 liters of plasma per year.

GigaGen Acquisition

On March 8, 2021, Grifols acquired 56% of shares of GigaGen Inc. (“GigaGen”) for a base amount of $80 million. Grifols now owns 100% of GigaGen’s share capital, and financed the transaction with its own funds, without incurring in any debt. Half of the consideration was paid at the closing date and the remaining amount will be paid one year after closing. This agreement is in line with our R+D+i strategy, grounded in an integrated approach that encompasses both in-house projects and investee-led initiatives whose research complements our core operations. Prior to this transaction, Grifols’ percentage stake in GigaGen was recorded using the equity method and, therefore, the difference between the fair value of the previous investment and the book value, estimated in $43 million, has been recognized as income. See Note 11 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding this transaction.

Acquisition of plasma donation centers from BPL Plasma, Inc.

On February 28, 2021, Grifols acquired 25 U.S.-based plasma donation centers from BPL Plasma Inc for $38 million. These plasma centers generate, in the aggregate, approximately 1 million liters of plasma per year. The transaction received the applicable regulatory clearances and was financed with our own resources, without incurring debt. See Note 11 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding this transaction.

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

The GC Pharma Acquisition

On July 20, 2020, we executed share purchase arrangements with South Korean based GC Pharma and other investors for the purchase of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, as well as 11 plasma collection centers located in the U.S., for a total consideration of $457 million, subject to certain working capital and other adjustments.

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

The Alkahest Acquisition

In March 2015, we entered into a definitive agreement to acquire approximately 45% of the equity of California biopharmaceutical company Alkahest for a $37.5 million payment upon entry into the agreement and a further payment of $12.5 million to fund the development of Alkahest’s plasma-based products.

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

NSPO Joint Venture

On November 24, 2020, we executed the NSPO JV Agreement, a binding master joint venture agreement with the Egyptian based National Service Projects Organization to incorporate a new company under the laws of Egypt (“Grifols Egypt”). Grifols Egypt is owned by Grifols and NSPO on a 49%-51% basis, respectively. Grifols Egypt will develop and construct 20 plasma collection centers throughout Egypt and will be capable of initially collecting approximately 600,000 liters of plasma annually. In addition, Grifols Egypt will develop a fractionation facility with an annual fractionation capacity of up to one million liters of plasma, a purification and fill & finish facility, a warehouse and an analysis laboratory.

For us, Grifols Egypt will free-up plasma and manufacturing capacity and bring diversification to our plasma procurement sources. Additionally, through a future contract manufacturing agreement, we will secure the processing of the plasma collected in Egypt into plasma-derived products to serve Egyptian national needs. The NSPO JV Agreement also provides that for the implementation of any similar project (including the commercialization of plasma or plasma derived products) in certain countries within the Middle East and the entire African continent, Grifols and NSPO shall exclusively work through Grifols Egypt.

Grifols Egypt follows equivalent quality, safety and general operational standards as are applied by us in our worldwide operations, hence, as part of the recognized value to be contributed by Grifols into the Grifols Egypt, we will provide our knowledge and expertise in the industry as well as know-how and technology held by it, providing, among other things, engineering services and quality assurance support to set the infrastructure and processes of Grifols Egypt to the strictest quality and safety standards.

The Shanghai RAAS Acquisition

On March 7, 2019, we entered into an Agreement for Assets Purchase by Share Issue (the “Shanghai RAAS Agreement”), with Shanghai RAAS. Shanghai RAAS is a leader in China’s plasma derivatives sector and is listed on the Shenzhen Stock Exchange. Pursuant to the Shanghai RAAS Agreement, on March 30, 2020, we acquired 26.2% of the voting and economic rights in Shanghai RAAS in exchange for the contribution of 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, Grifols Diagnostic Solutions Inc., or GDS. Thus, we have become the largest shareholder of Shanghai RAAS, while we maintain operational, political and economic control of GDS.

As part of the acquisition, we also entered into an Exclusive Strategic Alliance Agreement pursuant to which Shanghai RAAS became the exclusive distributor of our plasma-derived products and transfusional diagnostic solutions in China. In exchange for royalties, we provide technological and know-how support in the bioscience and diagnostic fields to Shanghai RAAS.

Dispositions

The Biomat Transactions

On December 1, 2021, we sold a minority equity interest in the Biomat Group (our group of U.S.-based plasma collection subsidiaries) to the GIC Investor, an affiliate of GIC Private Limited, which is a sovereign wealth fund established by the Government of Singapore. Specifically, the GIC Investor acquired 12.9% of Biomat Newco and 12.5% of Biomat USA. The purchase price received was $990 million. We used the net proceeds from the Biomat Transactions to (i) prepay $600 million of principal amount of the Revolving Loans under the First Lien Credit Facilities, (ii) prepay $142,360,501.31 of the principal amount of the Dollar Tranche B Term Loans, (iii) prepay $88,003,617.48 of the Euro Tranche B Term Loans and (iv) repurchase €97,535,000 of the 2019 Notes under an asset sale offer. See “—B. Liquidity and Capital Resources—Sources of Credit.”

As a result of the transaction, the GIC Investor received ten class B common shares of Biomat USA and nine class B common shares of Biomat Newco. These common shares are non-voting but have the right to receive annual preferential dividends, to the extent dividends are declared, of $4,168,421.05 per share. These shares also granted the GIC Investor with redemption rights of up to one share per year beginning in 2023 at $52,105,263.16 per share. Further, the shares also carry a liquidation preference at the same share price as for redemption rights, plus all unpaid dividends. These rights would be enforceable by the GIC Investor in certain circumstances, such as in the case of a liquidation, dissolution or winding up of Biomat USA, if we cease to control or have at least a 75% voting interest in Biomat USA, or upon the exclusive licensing of all or substantially all intellectual property of Biomat USA. In addition, in the event the payment of dividends did not occur or such redemptions were not made, there would among other things be monetary penalties or holders of the shares could opt to exchange them for shares of Grifols, S.A.

Subject to certain minority shareholder remedies in the charters of Biomat USA and Biomat Newco, we will continue to oversee all aspects of the Biomat Group’s management and operations. All plasma collected by the Biomat Group will continue to be supplied to us for the production of plasma-derived medicines, through a long-term plasma supply agreement. See “Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Subsequent Events—Restatement of the GIC Investor’s Investment in Biomat USA and Biomat Newco” for a description of the restatement of this investment in our consolidated financial statements.

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

Year ended December 31, 2021, as compared to the year ended December 31, 2020:

	Year Ended December 31,		Change
Consolidated Statement of Profit and Loss Data	2021	2020	€	%

	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	4,933,118	5,340,038	(406,920)	(7.6)%
Cost of sales	(2,970,522)	(3,084,873)	114,351	(3.7)%
Gross margin	1,962,596	2,255,165	(292,569)	(13.0)%
Research and development	(354,881)	(294,216)	(60,665)	(20.6)%
Selling, general and administration expenses	(1,061,508)	(985,616)	(75,892)	7.7%
Operating expenses	(1,416,389)	(1,279,832)	(136,557)	10.7%
Other Income	16,302	—	16,302	100%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	32,555	20,799	11,756	56.5%
Operating result	595,064	996,132	(401,068)	(40.3)%
Finance income	11,551	8,021	3,530	44.0%
Finance costs	(277,994)	(249,639)	(28,355)	11.4%
Change in fair value of financial instruments	246	55,703	(55,457)	(99.6)%
Exchange differences	(11,602)	8,246	(19,848)
Finance result	(277,799)	(177,669)	(100,130)	56.4%
Profit/(loss) of equity accounted investees	33,188	60,166	(26,978)	(44.8)%
Profit before income tax from continuing operations	350,453	878,629	(528,176)	(60.1)%
Income tax expense	(85,126)	(169,639)	84,513	(49.8)%
Profit after income tax from continuing operations	265,327	708,990	(443,663)	(62.6)%
Consolidated profit for the year	265,327	708,990	(443,663)	(62.6)%

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue. See Note 24 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue decreased by 7.6% (3.7% in constant currency), or €0.4 billion, in 2021 reaching €4.9 billion compared to €5.3 billion in 2020. The decrease was largely due to a decrease in Bioscience sales, partially offset by a net revenue increase in the Diagnostic, Hospital, Bio Supplies and Others divisions, as explained below. See “—Factors Affecting Our Financial Condition and Results of Operations—Consequences of COVID-19.”

The following table reflects a summary of net revenue by each of our divisions for 2021, as compared to 2020:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Division	2021	net revenue	2020	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
Bioscience	3,814,983	77.3%	4,242,502	79.5%	(10.1)%	(5.9)%
Diagnostic	779,108	15.8%	775,889	14.5%	0.4%	3.5%

Hospital	141,190	2.9%	118,675	2.2%	19.0%	20.3%
Bio Supplies	225,766	4.6%	224,090	4.2%	0.7%	4.8%
Others	36,620	0.8%	31,989	0.6%	23.9%	27.2%
Intersegments	(67,549)	(1.4)%	(53,107)	(1.0)%	27.2%	31.6%
Total	4,933,118	100.0%	5,340,038	100.0%	(7.6)%	(3.7)%
(1)

Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

Bioscience. Net revenue for the Bioscience Division decreased by 10.1% (5.9% at constant currency) from €4.2 billion in 2020 to €3.8 billion in 2021. This decrease was mainly due to lower sales caused by the impact of the COVID-19 pandemic, which adversely affected our plasma collection volumes.

The lower plasma collection volumes triggered a decrease in IVIG volumes and revenue. This impact was partially offset by price increases in the United States, Canada and several E.U. countries, and contributions from new products such as Xembify®, VistasealTM and Tavlesse®. In particular, sales of the subcutaneous immunoglobulin product Xembify® increased by 48.3% (54.5% at constant currency) from 2020 to 2021. See “—Factors Affecting Our Financial Condition and Results of Operations—Consequences of COVID-19.”

Albumin sales maintained their positive trajectory, driven by mid-single-digit growth in China, where we launched our third albumin product (Plasbumin®) in July, and in the Middle East.

Alpha-1 antitrypsin revenues continued to grow in its main markets–Canada and the U.S.– where AlphaDTM, Grifols’ free testing program to detect AATD, has benefitted more than a million people. Demand is also robust in various European countries, including Germany, the Netherlands, Portugal and Italy. Currently, Grifols has three presentations to adapt treatments to patients’ needs. In 2021, we made further inroads to expand their availability in new markets such as Japan and France.

The performance of specialty proteins, supported by anti-rabies immunoglobulin and anti-tetanus immunoglobulin in the U.S., as well as anti-hepatitis B immunoglobulin in South America and APAC, was positive and grew in mid-single digit in 2021. In addition, tetanus vaccine increased mid-to-high single digit due to higher demand in the U.S.

In terms of new products, Tavlesse® (fostamatinib) recorded positive sales performance in those European countries where it has been launched. Within the framework of the agreement with Rigel Pharmaceuticals, it is used to treat chronic immune thrombocytopenia (“ITP”) in adult patients refractory to other treatments. On the other hand, revenues of the biological sealant were particularly robust. The sealant is designed and developed by Grifols to control surgical bleeding using a combination of two plasma proteins (fibrinogen and thrombin) and marketed and distributed by Ethicon under the brand name VistasealTM.

Diagnostic. The Diagnostic Division’s net revenue increased by 0.4% (3.5% at constant currency) from €775.9 million in 2020 to €779.1 million in 2021. This increase was driven by a strong contribution of TMA (Transcription-Mediated Amplification) molecular tests used to detect the SARS-CoV-2 virus and the sales upturn of blood typing solutions. The strong sales of these products helped counterbalance the impact of the mandatory termination of Zika testing in blood and plasma donations.

Hospital. Net revenue increased by 19.0% (20.3% at constant currency) from €118.7 million in 2020 to €141.2 million in 2021. This increase relates to a recovery in hospital investments and treatments as the COVID-19 pandemic began to come under containment. We experienced an improved performance in all of the division’s business lines, particularly Pharmatech, intravenous solutions and third-party manufacturing services.

The Hospital Division also recorded an upswing in sales of intravenous solutions, nutrition and medical devices. It also reactivated its third-party manufacturing services.

Bio Supplies. The division records sales of biological products for the pharmaceutical and diagnostics industry, those related to the fractionation and purification agreements signed with Kedrion and third-party plasma sales.

Net revenue from Bio Supplies increased by 0.7% (4.8% at constant currency), from €224.1 million in 2020 to €225.8 million in 2021, mainly driven by higher third-party plasma sales, followed by biological products for the pharmaceutical and diagnostics industry and cell culture media.

The following table reflects a summary of net revenue by each of our geographic regions for 2021 as compared to 2020:

	Year ended		Year ended
	December 31,	% of total net	December 31,	% of total
Summary of Net Revenue by Region	2021	revenue	2020	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
European Union(2)	906,449	18.4%	834,492	15.6%	8.6%	8.7%
United States and Canada	3,154,548	63.9%	3,599,746	67.4%	(12.4)%	(7.9)%
Rest of the World	872,121	17.7%	905,800	17.0%	(3.7)%	1.3%
Total	4,933,118	100.0%	5,340,038	100.0%	(7.6)%	(3.7)%
(1)

Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

(2)	Net revenue earned in the European Union includes net revenue earned in Spain.

Net revenue in the U.S. and Canada decreased by 12.4% (7.9% at constant currency) from €3.6 billion in 2020 to €3.1 billion in 2021, mainly due to lower volume sales of IVIG as a result of plasma supply constraints partially offset by price increases. Meanwhile, sales in the European Union rose by 8.6% (8.7% at constant currency) to €906.4 million in 2021, led by growth in countries like Spain, Italy, Hungary and France. Sales in the Rest of the World decreased by 3.7% (increased by 1.3% at constant currency) in 2021 to €872.1 million principally as a result of performance in China.

Cost of sales

Cost of sales decreased by 3.7% from €3.1 billion in 2020 to €3.0 billion in 2021. Cost of sales as a percentage of net revenue increased to 60.2% compared to 57.8% in 2020. This was mainly due to the higher cost of plasma per liter, mainly as a result of higher donor compensation and lower absorption of fixed costs. See “—Factors Affecting Our Financial Condition and Results of Operations—Consequences of COVID-19,” and Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials.”

Gross Margin

The decrease in gross margin from 42.2% of net revenue in 2020 to 39.8% in 2021 was mainly due to the increase in cost of sales, as described above.

Research and development

Research and development spending increased by 20.6%, from €294.2 million (5.5% of net revenue) in 2020 to €354.9 million (7.2% of net revenue) in 2021. These results underscore our ongoing efforts to integrate and develop cutting-edge projects as those of Alkahest and GigaGen. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 7.7% from €985.6 million in 2020 to €1,061.5 million in 2021, mainly as a result of the integration of new companies, such as Alkahest, GigaGen and Green Cross, as well as transaction and restructuring costs, higher freight costs due to global supply chain constraints, and general inflationary pressures.

Finance result

Finance result in 2021 represented a loss of €277.8 million, compared to a loss of €234.2 million in 2020, when excluding the one-time €56.5 million positive change in the fair value of financial instruments in connection with the closing of the Shanghai RAAS transaction in 2020. The increase mainly results from the issuance of the 2021 Notes (as defined herein) to finance the Biotest AG acquisition, in the amounts of €1,400,000,000 and $705,000,000, in the fourth quarter of 2021. See “—B. Liquidity and Capital Resources—Sources of Credit—The 2021 Notes.”

Income tax expense

In 2021, we had a profit before income tax of €350.5 million and income tax expense of €85.1 million, which represents a tax rate of 24.3%. Our effective tax rate increased from 19.3% in 2020 primarily due to a change in the country mix of our taxable income.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following discussion and analysis contains information regarding our results of operations for the year ended December 31, 2020, as compared to the year ended December 31, 2019:

	Year Ended December 31,		Change
Consolidated Statement of Profit and Loss Data	2020	2019	€	%

	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	5,340,038	5,098,691	241,347	4.7%
Cost of sales	(3,084,873)	(2,757,459)	(327,414)	11.9%
Gross margin	2,255,165	2,341,232	(86,067)	(3.7)%
Research and development	(294,216)	(276,018)	(18,198)	6.6%
Selling, general and administration expenses	(985,616)	(942,821)	(42,795)	4.5%
Operating expenses	(1,279,832)	(1,218,839)	(60,993)	5.0%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	20,799	8,972	11,827	131.8%
Operating result	996,132	1,131,365	(135,233)	(12.0)%
Finance income	8,021	114,197	(106,176)	(93.0)%
Finance costs	(249,639)	(342,965)	93,326	(27.2)%
Change in fair value of financial instruments	55,703	1,326	54,377	4,100.8%
Impairment of financial assets at amortized cost	—	(37,666)	37,666	(100.0)%
Exchange differences	8,246	(9,616)	17,862	(185.8)%
Finance result	(177,669)	(274,724)	97,055	(35.3)%
Profit/(loss) of equity accounted investees	60,166	(39,538)	99,704	(252.2)%
Profit before income tax from continuing operations	878,629	817,103	61,526	7.5%
Income tax expense	(169,639)	(168,459)	(1,180)	0.7%
Profit after income tax from continuing operations	708,990	648,644	60,346	9.3%
Consolidated profit for the year	708,990	648,644	60,346	9.3%

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

The following table reflects a summary of net revenue by each of our divisions for 2020, as compared to 2019:

Year ended		Year ended
December 31,	% of total	December 31,	% of total

Summary of Net Revenue by Division	2020	net revenue	2019	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
Bioscience	4,242,502	79.5%	3,993,462	78.3%	6.2%	7.6%
Diagnostic	775,889	14.5%	733,604	14.4%	5.8%	7.3%
Hospital	118,675	2.2%	134,441	2.6%	(11.7)%	(10.3)%
Bio Supplies	224,090	4.2%	266,540	5.2%	(15.9)%	(15.3)%
Others	31,989	0.6%	22,820	0.5%	40.2%	40.4%
Intersegments	(53,107)	(1.0)%	(52,176)	(1.0)%	1.8%	(2.7)%
Total	5,340,038	100.0%	5,098,691	100.0%	4.7%	6.1%
(1)

Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

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

Despite the pandemic, alpha-1 antitrypsin revenues continue to grow in the U.S. and Canada, its core markets. Grifols continued to enhance its portfolio in 2020, integrating new products and presentations, including the FDA-approved Prolastin®-C Liquid in 0.5-gram and 4-gram vials. We currently have three presentations to offer patients more treatment alternatives.

In terms of new product launches, of note are the robust sales of the biological sealant, developed and manufactured by Grifols using a combination of two plasma proteins (fibrinogen and thrombin) to control surgical bleeding. Launched in the last quarter of 2019, the product is sold and distributed by Ethicon under the trade name VistasealTM. Also worth highlighting is the market launch of Tavlesse® (fostamatinib) in specific European countries. Sold under an agreement with Rigel Pharmaceuticals, this product is used to treat chronic immune thrombocytopenia (“ITP”) in adult patients who are refractory to other treatments.

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

We are a leading supplier of technology and services for hospitals, clinics and specialized centers. Its leading-edge automated compounding device (KIRO Fill®) and next-generation suite of web- and mobile-based applications (PharmacyKeeper) optimize hospital-pharmacy operations and enhance patient safety by affording greater accuracy and safety in the preparation of intravenous (IV) medications. These advancements improve patient safety and reduce reliance on manual processes.

Our Pharmatech business line offers comprehensive solutions to enhance hospital pharmacy operations, including the inclusiv® product portfolio, comprised by equipment, software and solutions to improve the safety and quality of sterile compound preparations. The division also consolidated sales of its MedKeeper® and Kiro Grifols® technological solutions.

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

The following table reflects a summary of net revenue by each of our geographic regions for 2020 as compared to 2019:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Region	2020	net revenue	2019(3)	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
European Union(2)	834,492	15.6%	799,460	15.7%	4.4%	4.5%
United States and Canada	3,599,746	67.4%	3,390,811	66.5%	6.2%	7.1%
Rest of the World	905,800	17.0%	908,420	17.8%	(0.3)%	3.4%
Total	5,340,038	100.0%	5,098,691	100.0%	4.7%	6.1%
(1)

Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

(2)	Net revenue earned in the European Union includes net revenue earned in Spain.
(3)	For comparison purposes, 2019 U.K. figures have been reclassified from European Union to Rest of the World.

We believe that our ongoing internationalization has helped to improve our sales performance. We have seen a stabilization in the proportion of net revenue to total net revenue accounted for by Spain, as we continue to focus on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. In 2020, 93.6% of net revenue, or €5.0 billion, was derived from countries outside of Spain. International expansion remains a strategic priority to stimulate our organic growth, although each division focuses on specific markets and distinct strategies to optimize sales.

Revenues in the U.S. and Canada grew by 6.2% (7.1% at constant currency) in 2020 as compared to 2019 to €3.6 billion. Meanwhile, sales in the European Union rose by 4.4% (4.5% at constant currency) to €834.5 million between the same periods, led by growth in countries like Spain, Italy, Germany and France. Sales in Rest of the World decreased by 0.3% (increased by 3.4% at constant currency) in 2020 as compared to 2019 to €905.8 million.

Cost of sales

Cost of sales increased by 11.9% from €2.8 billion in 2019 to €3.1 billion in 2020. Cost of sales as a percentage of net revenue increased to 57.8% compared to 54.1% in 2019. This was mainly due to the €205 million impact to adjust Grifols’ inventory value (non-cash), mainly as a result of the effects of the COVID-19 pandemic. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials.”

Gross Margin

The decrease in gross margin from 45.9% of net revenue in 2019 to 42.2% in 2020 was mainly due to the aforementioned €205 million impact booked in Cost of sales.

Research and development

Research and development spending increased from €276.0 million (5.4% of net revenue) in 2019 to €294.2 million (5.5% of net revenue) in 2020. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Research and Development” for additional details.

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

Regulation

For detailed information regarding the regulations applicable to our business, see Item 4 of this Part I, “Information on the Company—E. Regulatory Matters.”

Inflation

We historically have not been affected materially by inflation in our core geographies.

B.	Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to:

•

the operation of our business (see “—Operating Results,” “—Liquidity and Capital Resources—Net Cash from Operating Activities” and “—Working Capital” for a description and quantification of costs and expenses relating to our operations);

•

capital expenditures for existing and new operations (see “—Capital Expenditures” for a description and quantification of our capital expenditures, including capital expenditures on other intangible assets and rights of use additions, incurred in each of the years ended December 31, 2021, 2020 and 2019, as well as our planned capital expenditures for 2022 and 2023);

•

the purchase price of acquisitions (see “—Recent Developments” and “—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions” for a description of our most recent acquisitions); and

•	debt service requirements relating to our existing and future debt (see “—Sources of Credit” for a description and quantification of our principal indebtedness).

Historically, we have financed our liquidity and capital requirements through internally generated cash flows, mainly attributable to revenue and debt financings. As of December 31, 2021, our cash and cash equivalents totaled €655.5 million. In addition, as of December 31, 2021, we had the equivalent €622.0 million available under our debt agreements, including the equivalent of €534.4 million available as Revolving Loans under our First Lien Credit Facilities.

We expect our cash flows from operations combined with our cash balances and availability under the Revolving Loans from the First Lien Credit Facilities to provide sufficient liquidity to fund our current obligations (primarily debt service and acquisition payments as described above), projected working capital requirements and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in Ireland, Spain and the United States, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

We are committed to deleveraging in the medium term and maintaining elevated and adequate levels of liquidity through (i) internally generated cash flows, and (ii) a substantial decrease in dividend payments in the medium term. We also do not envision any material acquisitions in the medium term.

Our capital expenditures consist primarily of expanding and enhancing our production facilities, replacing fully depreciated items and promoting efficiency of our operations. In addition, we allocate cumulative industrial capital investments to expand the manufacturing capacities of the Bioscience Division, as well as investments in the Diagnostic and Hospital divisions, with the goal of improving the structure of our plasma collection centers in the United States and expanding our manufacturing facilities. We are also expanding and relocating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories.

Our principal existing contractual obligations as of December 31, 2021 are comprised of financial debt obligations, with principal and interest amortization for short- and long-term debt including, among other things, capitalized lease obligations and bilateral credit facilities bearing interest at market rate. In addition, on October 5, 2021, we entered into three cross-currency interest rate swaps of $500 million to hedge part of the Euro equivalent value of the 2021 Notes (see “—Sources of Credit” above and Notes 21 and 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2021). We have contractual obligations involving future payments for licenses and royalties based generally on volume of sales.

Historical Cash Flows

The table below presents our net cash from operating, investing and financing activities for each of the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
	2021	2020	2019

	(in thousands of euros)
Net cash from operating activities	596,975	1,110,336	568,933
Net cash (used in) investing activities	(854,149)	(858,115)	(548,789)
Net cash from/(used in) financing activities	2,297,679	(354,401)	(332,356)

Net Cash from Operating Activities

In the year ended December 31, 2021, we generated net cash from operating activities of €597 million. The principal effects on working capital were as follows:

•	increase of €16.8 million in trade and other receivables. The average collection period increased to 32 days (27 days in 2020);
•

increase of €157.5 million in inventory levels primarily due to an increase in period-to-period plasma volume collections through strategic acquisitions during 2021 and to the increase in the cost of plasma. Inventory turnover was 278 days at December 31, 2021, compared with 237 days reported at December 31, 2020; and

•	decrease of €40.4 million in trade payables. The average payment period decreased from 71.6 days at December 31, 2020 to 65.7 days at December 31, 2021.

In the year ended December 31, 2020, we generated net cash from operating activities of €1.1 billion. The principal effects on working capital were as follows:

•	increase of €40.3 million in trade receivables. The average collection period remained stable at 27 days (26 days in 2019);
•

decrease of €164.6 million in inventory levels due to lower plasma collections and higher inventory utilization for the production of plasma-derived medicines during 2020, partially offset by the increase in the cost of plasma. Inventory turnover was 237 days at December 31, 2020, compared with 310 days reported at December 31, 2019; and

•	increase of €34.2 million in trade payables. The average payment period increased from 60 days at December 31, 2019 to 62 days at December 31, 2020.

In the year ended December 31, 2019, we generated net cash from operating activities of €568.9 million. The principal effects on working capital were as follows:

•	increase of €98.8 million in trade receivables. The average collection period remains stable at 26 days (22 days in 2018);
•

increase of €323.7 million in inventory levels due to the implementation of several strategic initiatives to better anticipate and meet the robust demand for plasma-derived products. Inventory turnover was 310 days at December 31, 2019, compared with 292 days reported at December 31, 2018; and

•	decrease of €2.0 million in trade payables, while the average payment period decreased from 65 days at December 31, 2018 to 60 days at December 31, 2019.

Net Cash from/(Used) in Investing Activities

Net cash used in investing activities amounted to €854.1 million in 2021, €858.1 million in 2020 and €548.8 million in 2019.

Investments made in 2021 included the acquisition of 25 plasma collection centers from BPL for $370 million, seven plasma collection centers from Kedplasma, LLC for $55.2 million, the first payment related to the acquisition of GigaGen for an amount of €38.2 million and the remaining payment for the Alkahest acquisition of $126 million. In addition to the aforementioned acquisitions, we invested €315.1 million in property, plant and equipment and other intangibles in 2021. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions.”

Investments made in 2020 included the acquisition of Green Cross Biotherapeutics and Green Cross North America for $457.2 million (€387.9 million) and the remaining payment for the MedKeeper acquisition of $60.2 million (€51.2 million). We also invested €363 million in property, plant and equipment and other intangibles in 2020.

Investments made in 2019 included the acquisition of the remaining 51% stake in Interstate Blood Bank Group for €89 million, the acquisition of four plasma collection centers from Kedrion GmBH for €20.5 million, and €412 million invested in property, plant and equipment and other intangibles.

Net Cash from/(Used) in Financing Activities

Net cash from financial activities was €2,297.7 million in 2021, primarily as a result of the issuance of the 2021 Notes to finance the Biotest AG acquisition, in the amounts of €1,400,000,000 and $705,000,000 (see “—B. Liquidity and Capital Resources—Sources of Credit—The 2021 Notes.”), and dividend payouts of €259 million. On the other hand, sale of investments includes the

Biomat Transactions, under which we received a $990 million investment in our subsidiary Biomat USA. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Dispositions.”

Net cash used in financial activities was €354.4 million in 2020, primarily as a result of dividend payments of €113.2 million, net payments related to financial instruments amounting to €243.4 million, including debt repayment of €152.0 million, and lease payment of €78.9 million.

Net cash used in financial activities was €332.4 million in 2019, primarily as a result of dividend payouts of €238.7 million and €84.4 million of fees related to the refinancing.

Working Capital

Our working capital, which is driven primarily by our trade receivables turnover and inventory aging, can vary significantly from period to period depending on the activity. Our capital requirements will depend on many factors, including our rate of sales growth, acceptance of our products, continued access to adequate manufacturing capacities, maintaining cGMP compliant facilities, the timing and extent of research and development activities, and changes in operating expenses, including costs of production and sourcing of plasma, all of which are subject to uncertainty. We anticipate that our cash needs will be significant and that we may need to increase our borrowings under current or future debt agreements in order to fund our operations and strategic initiatives. We anticipate that our working capital will increase in absolute terms in order to grow our business.

Inventory Aging

Inventory aging average decreased from 2019 to 2020, as a result of the adverse impact of the COVID-19 pandemic on plasma volumes collected during the year. Inventory turnover decreased to 237 days at December 31, 2020, compared to 310 days at December 31, 2019.

Inventory aging average increased from 2020 to 2021, primarily as a result of larger plasma volume collections driven by recent strategic acquisitions during 2021 and an increase in the cost of plasma. Inventory turnover increased to 278 days at December 31, 2021, compared to 237 days at December 31, 2020.

See Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials” for additional details.

Trade Receivables

Our receivables had an aging average of 32, 27 and 26 days at December 31, 2021, 2020 and 2019, respectively. We are focused on optimizing our working capital.

We may sell receivables with a maturity beyond 30 days to financial institutions without recourse. We sold €2,975.3 million, €2,736 million and €1,593 million of receivables to third parties during the years ended 2021, 2020 and 2019, respectively. The volume of invoices sold without recourse to various financial institutions which, based on their due date would not have been collected at December 31, 2021, is estimated to €325.7 million (€441.9 million at December 31, 2020 and €466.0 million at December 31, 2019).

Capital Expenditures, Other Intangible Assets and Rights of Use

The following table presents our capital expenditure, other intangible assets and rights of use additions in the years ended December 31, 2021, 2020 and 2019, by division.

	Year Ended December 31,
	2021	2020	2019(1)

	(in thousands of euros)
Bioscience Division	349,890	289,062	868,103
Hospital Division	12,616	11,548	62,298
Diagnostic Division	19,991	34,516	103,911

Bio Supplies	13,836	10,915	65,448
Others	15,981	1,150	1,768
Unallocated	55,380	107,178	73,544
Total	467,694	454,369	1,175,072
(1)	The 2019 totals include €747.9 million related to rights of use as a result of the new accounting standard. For more information see IFRS 16 “Leases.”

January 2019 through December 2021

Facilities. The most important capital projects relating to the expansion and improvement of our manufacturing facilities during 2019, 2020 and 2021 were:

Parets site (Barcelona, Spain):

•	investments to increase purification capacity of fibrin sealant and topic thrombin of €19.8 million in 2019, €3.2 million in 2020 and €1.9 million in 2021;
•	investments in a plant to manufacture Prolastin-C® of €1.8 million in 2019 and €1.3 million in 2020;
•	investments to increase the albumin purification capacity of €2.1 million in 2019 and €0.1 million in 2020;
•	investments to increase Factor VIII manufacturing capacity of €1.6 million in 2019 and €1.0 million in 2021;
•	investments to increase the production of intravenous solutions bags of €0.7 million in 2019, €2.0 million in 2020 and €3.4 million in 2021;
•	investments to improve the manufacturing lines of the production of intravenous solutions in glass blottles in the Parets facility of €1.3 million in 2021; and
•	investments of €0.1 million in 2019, €2.3 million in 2020 and €4.2 million in 2021 to build the extension of the existing Grifols International builing and 2-8ºC chamber for 2,000 pallets.

Clayton site (North Carolina, United States):

•	construction of a new immunoglobulins purification and filling plant for €33.4 million in 2019, €65.8 million in 2020 and €23.3 million in 2021;
•	construction of a new 6 million liter fractionation plant for €31.2 million in 2019, €10.4 million in 2020 and €2.4 million in 2021;
•	investments to expand packaging incubators for €1.1 million in 2020 and €2.0 million in 2021;
•	investments of €2.9 million in 2019 and €0.4 million in 2020 for the construction of a finished goods warehouse with the capacity to store 6,000 pallet positions;
•	construction of a Plasma Logistic Center for €0.1 million in 2019, €8.4 million in 2020 and €1.7 million in 2021 to increase the overall plasma storage capacity; and
•	expansion of Grifols’ current waste water pretreatment plant in Clayton to meet Town of Clayton permit limits for €1.9 million in 2019, €6.2 million in 2020 and €11.1 million in 2021.

Los Angeles (California, United States):

•	increasing our albumin purification capacity and including a new presentation in ready-to-use flexible bags for €0.3 million in 2019, €1.0 million in 2020 and €1.5 million in 2021; and
•	investments to increase Factor VIII manufacturing capacity of €0.3 million in 2019; €0.7 million in 2020 and €0.3 million in 2021.

Dublin (Ireland):

•

investments to build a new headquarters, global operations and logistics center to serve as part of the new global operations center of the Bioscience Division of €3.4 million in 2019, €4.8 million in 2020 and €0.8 million in 2021; and

•	investment in a new albumin purification and filling plant for bags of €42.8 million in 2019, €21.7 million in 2020 and €33.0 million in 2021.

Montreal (Canada):

•	investment of €11.3 million in 2021 to remodel Canada facility for fractionation increase, Albumin manufacturing and Gamunex addition.

San Diego (California, United States):

•

investments of €6.8 million in 2019, €1.1 million in 2020 and €0.5 million in 2021 to expand manufacturing capacity for our NAT Diagnostic business, including quality control, research and development labs and an R&D pilot plant; and

•	investments of €0.2 million in 2019, €0.5 million in 2020 and €3.0 million in 2021 to build a new immunohematology manufacturing facility in building 10895.

Emeryville (California, United States):

•	investments of €0.4 million in 2019, €7.3million in 2020 and €4.4 million in 2021 for the new protein manufacturing process and scale up labs based on mammalian cell cultures; and

Other Investments. Other relevant capital projects relating to the expansion and improvement of our manufacturing facilities during 2019, 2020 and 2021 were:

•	investments in serialization to enhance manufacturing and packaging identification of €4.4 million in 2019, €1.9 million in 2020 and €1.2 million in 2021;
•	investments in new donor centers and donor center expansions in the United States of €7.9 million in 2019, €6.0 million in 2020 and €39.9 million in 2021;
•	investments of €7.6 million in 2019, €9.7 million in 2020 and €8.1 million in 2021, to expand our overall lab testing capacity;
•

investments for a new data center building in Los Angeles to support all IT services and to address current risks with the existing data center for €0.1 million in 2019, €1.0 million in 2020 and €1.7 million in 2021;

•

Spain: investments of €1.6 million in 2019, €0.6 million in 2020 and €0.3 million in 2021 to increase the capacity to manufacture parenteral solutions by approximately eight million units, reaching approximately 60 million units of total capacity. This increase will allow Grifols to produce a big portion of the anticoagulant solution required for plasma donations, following the vertical integration strategy for Bioscience business;

•

investments of €2 million in 2020 and €1.7 million in 2021 to increase our plastic manufacturing capacity and create vertical integration for the group with synergies between the Bioscience and Hospital divisions;

•

investments of €2.7 million in 2019, €9.4 million in 2020 and €3.0 million in 2021 for acquisition of a new plot next to our Barcelona manufacturing facilities of 79,180 square meters that will be used to grow our industrial and research capabilities, adding to the current Grifols workforce in the region by more than 3,500 employees;

•

investments to remodel our commercial offices worldwide of €0.7 million in 2019, €1 million in 2020 and €1.9 million in 2021, including new offices in Beijing, Singapore, Chile, Marseille, Mexico, Tokyo, Czech Republic, Shanghai and a new warehouse in the U.K.;

•	investments to update manufacturing facilities to EMA regulation related to the manufacturing of sterile medicinal products of €2.6 million in 2019, €3.3 million in 2020 and €4.6 million in 2021; and
•	investments to increase our IVIG purification capacity of €2.7 million in 2019, €3.3 million in 2020 and €1.2 million in 2021.

January 2022 through December 2023

Pursuant to the Hologic transaction, which was completed on January 31, 2017, we acquired a facility located in San Diego, California. At the San Diego facility, we manufacture oligos and reagents for the Transcripted Mediated Amplification NAT kits for blood and plasma infectious diseases screening. In that facility, we are also going to create new areas manufacturing immunohematology reagent and kits. In our Emeryville site, we are also investing in expanding our Mammalian manufacturing areas by adding new capabilities for the synthesis of recombinant protein.

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

We are also expanding and relocating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories. As of December 31, 2021, we had 366 operational plasma collection centers and plan to have 520 approved plasma collection centers globally by 2026.

With our acquisition of German company Haema, we have recovered the ability to have plasma collection centers in Europe as we keep expanding our U.S. centers.

The most important planned capital projects relating to the expansion and improvement of our manufacturing facilities are:

•	Clayton: new quality control labs and completion of our new purification and finish facility for 6 million liters plasma equivalent;
•	Murcia: investments to increase our plastic manufacturing capacity;
•	Dublin: completion of a purification, fill and finish plant for albumin;
•	Emeryville: new manufacturing areas for Mammalian cells;

•	San Diego: expansion of blood testing systems and immunohematology;
•	Montreal: new building for plasma fractionation and purification;
•	Barcelona: construction of a new corporate building in Barcelona with an underground connection to unify the corporate site;
•	construction of new plasma collection centers as well as further relocation and renovation of our existing centers;
•	Andorra: new inmunology research center in Andorra; and
●	Lliҫà utilities and land adequation of the acquired plots in Lliҫà, Spain, between 2019 and 2022.

Sources of Credit

European Investment Bank Term Loans

On October 28, 2015, GWWO entered into a loan agreement with the European Investment Bank for a term loan of €100 million under the European Fund for Strategic Investments (the “2015 EIB Term Loan”), which was amended on December 5, 2017. The financial terms of the loan agreement include a fixed interest rate of 2.40% for a tenor of ten years from October 28, 2015, and a repayment schedule with amortization in years three through ten. The proceeds of this loan are being used to support our research and development, primarily focusing on the search for new indications for plasmatic proteins, including the treatment of Alzheimer’s disease, vascular disease, cardiovascular surgery and arterial thrombosis, amongst others.

On December 5, 2017, Grifols obtained a new long-term loan with the European Investment Bank totaling €85 million (the “2017 EIB Term Loan”). The financial terms of the loan include a fixed interest rate of 2.019% for a tenor of ten years and a two-year grace period before any payment of principal becomes due and payable. The proceeds of this loan are being used for research and development initiatives, notably the discovery and development of new products (plasma proteins), the finding of new therapeutic indications for existing plasma proteins and the improvement of manufacturing processes to increase yields, safety and efficiency.

On September 7, 2018, Grifols obtained a new long-term loan with the European Investment Bank totaling €85 million (the “2018 EIB Term Loan” and, together with the 2015 EIB Term Loan and the 2017 EIB Term Loan, the “EIB Term Loans”). The financial terms of the loan agreement include a fixed interest rate of 2.145% for a tenor of 10 years and a two-year grace period before any payment of principal becomes due and payable. The proceeds of this loan are being used for research and development initiatives, notably the discovery of new therapeutic indications for plasma-derived protein therapies.

The EIB Term Loans are secured by a perfected first priority security interest (subject to permitted liens, as defined in the documentation governing the EIB Term Loans) on the same collateral securing the First Lien Credit Facilities and the 2019 Notes, each as described below (noting that the blood plasma inventory of GWWO located in Spain is not charged to secure the 2019 Notes), subject to a customary pari passu intercreditor agreement entered into by and among Grifols, GWWO, certain subsidiaries of Grifols party thereto, the European Investment Bank, Bank of America, N.A., as collateral agent under the First Lien Credit Facilities and The Bank of New York Mellon, London branch, as collateral agent under the 2019 Notes.

We entered into an amendment to the EIB Term Loans on August 6, 2021 to permit (i) the consummation of the Biomat Transactions; and (ii) upon the consummation of the Biomat Transactions, the release of Biomat USA and Talecris from their respective guarantees provided under the corresponding guarantee agreement for the EIB Term Loans and that release the liens granted over the assets of Biomat USA and Talecris. The Biomat Transactions were consummated on December 1, 2021.

As of December 31, 2021, we had €180.6 million in aggregate principal amount outstanding of EIB Term Loans.

First Lien Credit Facilities

On November 15, 2019, we entered into a Credit and Guaranty Agreement (the “First Lien Credit Facilities”) with a syndicate led by Bank of America Europe Designated Activity Company (formerly known as Bank of America Merrill Lynch International Limited Designated Activity Company), Bank of America, N.A., BNP Paribas S.A., Sucursal en España, HSBC France, Banco Bilbao Vizcaya Argentaria S.A., and JP Morgan Securities PLC, as the arrangers (the “Arranging Banks”), which consist of the “Term Loans” and the “Revolving Loans.” The initial Term Loans (consisting of a Dollar Tranche B Term Loan and a Euro Tranche B Term Loan) were fully drawn down on November 15, 2019. Both the Dollar Tranche B Term Loan (in original principal amount equal to $2,500,000,000) and the Euro Tranche B Term Loan (in original principal amount equal to €1,360,000,000) mature eight years from November 15, 2019 and have a repayment schedule with quarterly amortization starting on the last business day of the fiscal quarter ending on March 31, 2020, equal to 0.25% of the aggregate principal amount of the initial Dollar Tranche B Term Loan (or Euro Tranche B Term Loan, as the case may be) outstanding on November 15, 2019, with the remainder payable at maturity.

The Revolving Loans, which initially provided for a commitment of $500,000,000, are available during the period commencing from November 15, 2019 and ending on the sixth anniversary of November 15, 2019. On May 7, 2020, we signed an upsize to the Revolving Loans to increase the lender commitments thereunder from $500,000,000 to $1,000,000,000 with the existing and new revolving lenders. The terms and conditions of which are similar to those entered into on November 15, 2019. As part of the upsize, the applicable margin for Revolving Loans was increased from 0.50% to 1.50% in the case of Base Rate Loans and from 1.50% to 2.50% in the case of Eurocurrency Rate Loans. Additionally, the commitment fee payable in respect of the unused Revolving Commitments was increased from 0.50% to 0.875%. The purpose of the upsize of the Revolving Loans was to reinforce our liquidity position.

The borrower under the revolving facility is GWWO, an Irish entity and our wholly owned direct subsidiary. The borrower under the Euro denominated tranche B facility is Grifols. The borrower under the Dollar-denominated tranche B facility is Grifols Worldwide Operations USA, Inc. (“Grifols Worldwide Operations USA”), a Delaware corporation and a direct wholly owned subsidiary of GWWO. The First Lien Credit Facilities are governed by New York law; however, certain collateral documents are governed under the local law of other jurisdictions.

The interest rates on the Revolving Loans are either (a) the base rate (i.e., the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) (1) if denominated in dollars or any other non-Euro currency, the London Interbank Offered Rate, or LIBOR, with a one-month interest period plus 1.00% and (2) if denominated in Euros, the Euro interbank offered rate, or EURIBOR, with a one-month interest period plus 1.00%) plus 1.50% or (b) LIBOR (if denominated in dollars or any other non-Euro currency) or EURIBOR (if denominated in Euros) plus 2.50%. The interest rate on the Dollar Tranche B Term Loan is either (a) the base rate plus 1.00% or (b) LIBOR plus 2.00%. The interest rate on the Euro Tranche B Term Loan is EURIBOR plus 2.25%.

Borrowings under the First Lien Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets. In addition, a portion of the borrowings under the First Lien Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein. Both the Term Loans and the Revolving Loans are guaranteed by Grifols (solely in respect of the obligations of Grifols Worldwide Operations USA and GWWO) and certain subsidiaries of Grifols that together with Grifols represented, as of December 31, 2021, in aggregate, at least 70% of the earnings before interest, tax, depreciation and amortization of Grifols and its subsidiaries (calculated in accordance with the formula set forth in the First Lien Credit Facilities, the “Guarantor Coverage Test”), and are secured by a perfected first priority security interest (subject to permitted liens, as described in the First Lien Credit Facilities) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of GWWO and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The First Lien Credit Facilities include customary affirmative and negative covenants and events of default. Negative covenants include, among other limitations, limitations on additional debt, liens, asset sales and affiliate transactions. Events of defaults include, among other events, violation of covenants, material breaches of representations, cross default to other material debt, bankruptcy and insolvency and material judgments.

The terms of the First Lien Credit Facilities contain limitations on our ability to pay ordinary dividends. We may pay dividends (a) in the ordinary course of business consistent with our dividend policy in an amount not to exceed in respect of any fiscal year, 40% of the consolidated net income of Grifols and its subsidiaries for such fiscal year, which may be paid in installments, the first, no earlier than December of such fiscal year and the last, no later than the following fiscal year or (b) whether or not in the ordinary course of business so long as after giving effect thereto, the leverage ratio is not greater than 3.75x. We may make regularly scheduled payments of interest in respect of the 2017 Notes and the Senior Refinancing Notes (as defined in the First Lien Credit Facilities) to the extent required by the terms of the indenture governing the 2017 Notes or the Senior Refinancing Notes Documents (as defined in the First Lien Credit Facilities), as the case may be.

The First Lien Credit Facilities and related security documents were amended on August 13, 2021 to (i) permit the consummation of the Biomat Transactions, (ii) reduce the Guarantor Coverage Test to 60%, and (iii) upon the consummation of the Biomat Transactions, release Biomat USA and Talecris from their respective guarantees provided under the First Lien Credit Facilities and release the liens granted over the assets of Biomat USA and Talecris.The Biomat Transactions were consummated on December 1, 2021, and we used part of the net proceeds therefrom to (i) prepay $600 million of principal amount of the Revolving Loans under the First Lien Credit Facilities, (ii) prepay $142,360,501.31 of the Dollar Tranche B Term Loans and (iii) prepay the Euro equivalent of $88,003,617.48 of the Euro Tranche B Term Loans.

As of December 31, 2021, we had €1,258.5 million and $2,359.5 million in aggregate principal amount outstanding of Term Loans, and €348 million in aggregate principal amount outstanding of Revolving Loans.

The 2017 Notes

On April 26, 2017, Grifols issued €1.0 billion aggregate principal amount of senior unsecured notes that will mature on May 1, 2025 and bear interest at 3.20% per annum (the “2017 Notes”). On May 2, 2017, the 2017 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

The 2017 Notes pay interest semi-annually in arrears on May 1 and November 1, commencing on November 1, 2017. The 2017 Notes are currently guaranteed on a senior unsecured basis by Grifols and the subsidiaries of Grifols that are guarantors and co-borrowers under the First Lien Credit Facilities. As of the date of this annual report on Form 20-F, the 2017 Notes are guaranteed by Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols International S.A., Grifols USA, LLC, GWWO and Grifols Worldwide Operations USA.

We may redeem the 2017 Notes, in whole or in part, at any time on and after May 1, 2020, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2017 Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below:

Fiscal Year	Percentage
2022 and thereafter	100.000%

We are not required to make mandatory redemption or sinking fund payments with respect to the 2017 Notes.

If we experience a change of control, we must give holders of the 2017 Notes the opportunity to sell to us their 2017 Notes at 101% of their principal amount, plus accrued and unpaid interest.

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

On August 6, 2021, we entered into an indenture supplement amending the indenture governing the 2017 Notes to (i) permit the consummation of the Biomat Transactions, and (ii) upon the consummation of the Biomat Transactions, release Biomat USA and

Talecris from their guarantees provided under the indenture governing the 2017 Notes. The Biomat Transactions were consummated on December 1, 2021.

The 2019 Notes

On November 15, 2019 Grifols issued €905.0 million senior secured notes that will mature on February 15, 2025 and bear interest at 1.625% per annum (the “1.625% Notes”) and €770.0 million senior secured notes that will mature on November 15, 2027 and bear interest at 2.250% per annum (the “2.250% Notes” and together with the 1.625% Notes, the “2019 Notes”).

The 2019 Notes are currently guaranteed on a senior secured basis by the wholly-owned subsidiaries of Grifols that are guarantors and co-borrowers under the First Lien Credit Facilities and the EIB Term Loans. As of the date of this annual report on Form 20-F, the 2019 Notes are guaranteed by Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols International S.A., Grifols USA, LLC, GWWO and Grifols Worldwide Operations USA. Subject to permitted liens, all obligations under the 2019 Notes, and the guarantees of those obligations, are secured on a first-priority basis by the tangible and intangible assets of the domestic guarantors, the blood plasma inventory of GWWO (with the exception of blood plasma inventory located in Spain) and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The collateral securing the 2019 Notes also secures the First Lien Credit Facilities and the EIB Term Loans, subject to the Intercreditor Agreement.

We are not required to make mandatory redemption or sinking fund payments with respect to the 2019 Notes.

If we experience a change of control, we must give holders of the 2019 Notes the opportunity to sell to us their 2019 Notes at 101% of their principal amount, plus accrued and unpaid interest.

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

On November 15, 2019 the 2019 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

On August 6, 2021, we entered into an indenture supplement amending the indenture governing the 2019 Notes to (i) permit the consummation of the Biomat Transactions, and (ii) upon the consummation of the Biomat Transactions, release Biomat USA and Talecris from their guarantees and collateral provided under the indenture governing the 2019 Notes. The Biomat Transactions were consummated on December 1, 2021, and, on December 2, 2021, we launched the Asset Sale Offer to repurchase up to a certain amount of the 2019 Notes. The Asset Sale Offer was concluded on January 11, 2022, and we repurchased the total principal amount of €97,535,000 (€67,144,000 of 1.625% Notes and €30,391,000 of 2.250% Notes). See “—A. Operating Results—Subsequent Events—Asset Sale Offer.”

A. The 1.625% Notes

The 1.625% Notes pay interest semi-annually in arrears on February 15 and August 15, commencing on February 15, 2020. Grifols may redeem the 1.625% Notes, in whole or in part, at any time on and after February 15, 2022 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 1.625% Notes redeemed, to the applicable redemption date (subject to the right of the holders of the 1.625% Notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Fiscal Year	Percentage
2022	100.8125%
2023	100.40625%
2024 and thereafter	100.000%

B. The 2.250% Notes

The 2.250% Notes pay interest semi-annually in arrears on May 15 and November 15, commencing on May 15, 2020. Grifols may redeem the 2.250% Notes, in whole or in part, at any time on and after November 15, 2022 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2.250% Notes redeemed, to the applicable redemption date (subject to the right of the holders of the 2.250% Notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage
2022	101.125%
2023	100.5625%
2024 and thereafter	100.000%

We may redeem up to 40% of the outstanding 2.250% Notes with money raised in one or more equity offerings by Grifols at any time (which may be more than once) prior to November 15, 2022, as long as at least 50% of the aggregate principal amount of the 2.250% Notes issued remains outstanding immediately following any such offerings (excluding 2.250% Notes held by Grifols and its subsidiaries).

We may redeem some or all of the 2.250% Notes at any time prior to November 15, 2022 upon not less than 15 nor more than 60 days prior notice at a price equal to 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the Bund rate as of such redemption date plus 0.50%), plus accrued and unpaid interest, if any.

The 2021 Notes

On October 5, 2021, the Escrow Issuer, a newly formed wholly owned subsidiary of Grifols that does not hold or otherwise have any interest in any material assets, issued €1,400,000,000 senior notes that will mature on October 15, 2028 and bear interest at 3.875% per annum (the “Euro notes”) and $705,000,000 senior notes that will mature on October 15, 2028 and will bear interest at 4.750% per annum (the “Dollar notes” and together with the Euro notes, the “2021 Notes”). The 2021 Notes were issued to fund the acquisition of Tiancheng Holdings (and indirectly Biotest AG) and a voluntary tender offer for the shares in Biotest AG not owned by Tiancheng Holdings. See “—A. Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”

On the date of issuance of the 2021 Notes, the Escrow Issuer deposited the gross proceeds from the offering into segregated escrow accounts for the benefit of the holders of the 2021 Notes until such funds were released back to the Escrow Issuer on April 21, 2022 (the “Acquisition Escrow Release Date”) in connection with the consummation of the Biotest AG acquisition on April 25, 2022. Within 15 months from Acquisition Escrow Release Date, the Escrow Issuer will merge with and into the Company, with the Company as the surviving entity, and we will assume all the obligations of the Escrow Issuer under the 2021 Notes (the “Escrow Issuer Merger”).

Prior to the Escrow Issuer Merger, the 2021 Notes will remain general unsecured obligations of the Escrow Issuer unconditionally guaranteed by Grifols and each of our subsidiaries that guarantee the First Lien Credit Facilities. From and after the Acquisition Escrow Release Date, the 2021 Notes will be general unsecured obligations of the Escrow Issuer and will be unconditionally guaranteed by Grifols and our Subsidiaries that guarantee the obligations under the First Lien Credit Facilities (other than Tiancheng Holdings prior to the Transformation), GWWO and Grifols Worldwide Operations USA. Following the Transformation (the change of corporate type of Tiancheng Holdings from AG (stock corporation) to GmbH (limited liability company)), which will occur no later than 180 days after the Acquisition Escrow Release Date, Tiancheng Holdings will also become a guarantor of the 2021 Notes.

From and after the Escrow Issuer Merger, the 2021 Notes will be general unsecured obligations of Grifols and will be unconditionally guaranteed by our subsidiaries that guarantee the obligations under the First Lien Credit Facilities (other than Tiancheng Holdings prior to the Transformation), GWWO and Grifols Worldwide Operations USA.

The Escrow Issuer is not required to make mandatory redemption or sinking fund payments with respect to the 2021 Notes.

If we experience a change of control, we must give holders of the 2021 Notes the opportunity to sell to us their 2021 Notes at 101% of their principal amount, plus accrued and unpaid interest.

Following the Escrow Issuer Merger, Grifols and the guarantors of the 2021 Notes may incur additional indebtedness if the fixed charge coverage ratio (as defined in the indenture governing the 2021 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the 2021 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture governing the 2021 Notes contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, Grifols’ ability and its restricted subsidiaries’ ability to: (i) pay dividends or make certain other restricted payments or investments; (ii) incur additional indebtedness or provide guarantees of indebtedness and issue disqualified stock; (iii) create liens on assets; (iv) merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets; (v) enter into certain transactions with affiliates; (vi) create restrictions on dividends or other payments by our restricted subsidiaries; and (vii) create guarantees of indebtedness by restricted subsidiaries. The indenture also contains certain customary events of default.

On October 11, 2021 the 2021 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

A. The Dollar notes

The Dollar notes accrue interest at the rate of 4.750% per annum pay interest semi-annually in arrears on April 15 and October 15, commencing on April 15, 2022. We may redeem the Dollar notes, in whole or in part, at any time on and after October 15, 2024 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Dollar notes redeemed, to the applicable redemption date (subject to the right of holders of the Dollar notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Fiscal Year	Percentage
2024	102.375%
2025	101.188%
2026 and thereafter	100.000%

From and after the Escrow Issuer Merger and prior to October 15, 2024, we may redeem up to 40% of the aggregate principal amount of the Dollar notes at a redemption price equal to 104.750% of the principal amount thereof with an amount equal to or less than the net cash proceeds that we raise in one or more equity offerings, plus accrued and unpaid interest on such notes, if any, to, but not including, the redemption date.

B. The Euro notes.

The Euro notes accrue interest at the rate of 3.875% per annum pay interest semi-annually in arrears on April 15 and October 15, commencing on April 15, 2022. We may redeem the Euro notes, in whole or in part, at any time on and after October 15, 2024 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Euro notes redeemed, to the applicable redemption date (subject to the right of holders of the Euro notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Fiscal Year	Percentage
2024	101.938%
2025	100.969%
2026 and thereafter	100.000%

From and after the Escrow Issuer Merger and prior to October 15, 2024, we may redeem up to 40% of the aggregate principal amount of the Euro notes at a redemption price equal to 103.875% of the principal amount thereof with an amount equal to or less than the net cash proceeds that we raise in one or more equity offerings, plus accrued and unpaid interest on such notes, if any, to, but not including, the redemption date.

The Biomat Transactions

On December 1, 2021, we sold a minority equity interest in the Biomat Group to the GIC Investor. Specifically, the GIC Investor acquired 12.9% of Biomat Newco and 12.5% of Biomat USA. The purchase price received was $990 million.

As a result of the transaction, the GIC Investor received ten class B common shares of Biomat USA and nine class B common shares of Biomat Newco. These common shares are non-voting but have annual preferential dividends of $4,168,421.05 per share of Biomat USA and Biomat Newco. These preferential shares also granted the GIC Investor with redemption rights of up to one share per year beginning in 2023 at $52,105,263.16 per share. This investment was originally recorded as equity, but has been restated as debt in our consolidated financial statements for the year ended December 31, 2021. Together with the GIC Investor, we are analyzing the necessary modifications in the terms and conditions of the agreement in order to classify such investment as equity, thereby reflecting the initial will of the parties. The reclassification of the investment has not affected compliance with the covenants under our debt instruments. See “—A. Operating Results—Subsequent Events— Restatement of the GIC Investor’s Investment in Biomat USA and Biomat Newco” and “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Dispositions—The Biomat Transactions.”

Other Debt

Certain other credit facilities and lease obligations are in place with various lenders and consist of long-term and short-term indebtedness of both us and Grifols subsidiaries. As of December 31, 2021, we had €219.3 million of aggregate short-term credit under these facilities. The short-term credit facilities have maturity dates occurring in the next 12 months.

C.	Research and Development, Patents and Licenses

For detailed information regarding our research and development initiatives, see Item 4 of this Part I, “Information on the Company—B. Business Overview—Research and Development.”

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

Based on MRB reports, sales in the human plasma-derived product industry have grown at a compound annual rate of 8.8% globally from 2000 to 2018. We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand. Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of

Alzheimer’s disease. We believe that the volume of global sales of plasma derivative products will continue to grow driven primarily by the same factors that have contributed to its historical growth, including:

•	population growth;
•	the discovery and approval of new applications and indications for plasma-based products;
•	an increase in the number of diagnosed patients and diagnosed but previously-untreated patients;
•	geographic expansion; and
•	physicians’ greater awareness of conditions and treatments.

Approximately 18.4% of our sales were generated in the European Union in 2021, as compared to 15.6% in 2020 and 15.7% in 2019. We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2022.

Our plasma-collection levels began to recover in 2021 in the wake of wider vaccination and the easing of COVID-19 constraints. However, we cannot assure you when or at what speed such recovery will effectively occur. See Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Company and Our Business—The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us” and Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Consequences of COVID-19” for additional details.

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

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	72	Director, non-executive Chairman of the Board	Proprietary	Jul 1991(1)	May 2025
Víctor Grifols Deu	45	Director and Chief Executive Officer	Executive	May 2016	Oct 2024
Raimon Grifols Roura	58	Director and Chief Executive Officer	Executive	May 2015	May 2023
Tomás Dagá Gelabert	66	Director and Vice-Secretary of the Board	Other External	Apr 2000	May 2023
Thomas H. Glanzmann	63	Director and Vice-chairman of the Board of Directors	Other External	Apr 2006	Oct 2024
Enriqueta Felip Font	58	Director	Independent	May 2019	May 2023
Steven Francis Mayer	62	Director	Independent	Jan 2011	Oct 2024
Belén Villalonga Morenés	53	Director	Independent	May 2013	May 2022
Marla E. Salmon	72	Director	Independent	May 2014	May 2022
Carina Szpilka Lázaro	53	Director and Lead Independent Director(2)	Independent	May 2015	May 2023
James Costos	59	Director	Independent	Oct 2020	Oct 2024
Iñigo Sánchez-Asiaín Mardones	58	Director	Independent	May 2015	May 2023
Nuria Martín Barnés	63	Secretary non-member of the Board of Directors	n/a	May 2015	n/a
(1)	Between July 8, 1991 and May 30, 2002, Mr. Víctor Grifols Roura was not a director but sat on the Board as representative of our then director Deria, S.A.
(2)

The lead independent director is a figure introduced by Law 31/2014, adopted on December 3, 2014, that amended the Spanish Companies Act in matters of corporate governance, or Law 31/2014. It is mandatory to appoint a lead independent director when the office of Chairman of the Board and that of chief executive officer is held by the same person. The lead independent director must (i) be an independent director and be authorized to request the calling of a board meeting or the inclusion of new points on the agenda of a board meeting already convened, (ii) coordinate and gather the non-executive directors and (iii) direct, when applicable, the Chairperson’s periodic evaluation by the Board. The Board in its meeting held on February 25, 2022, agreed to appoint Carina Szpilka Lázaro as the Company’s Lead Independent Director although the position has not been mandatory since January 1, 2017 since the offices of Chairman of the Board and Chief Executive Officer are no longer held by the same person

Director Biographies

Víctor Grifols Roura

Mr. Víctor Grifols Roura is non-executive Chairman and proprietary director since January 1, 2017. From 1987 to 2017, he held the role of Chief Executive Officer and top executive of the Grifols Group, succeeding his father, Mr. Víctor Grifols i Lucas. Mr. Víctor Grifols Roura spearheaded the 1987 reorganization that created Grifols as it is today. Mr. Víctor Grifols Roura originally joined the Group in 1973 as an Export Manager and later served as Sales Manager. Mr. Grifols Roura earned a business administration degree from the University of Barcelona. As part of the approved Company’s succession plan on January 1, 2017, Mr. Víctor Grifols Deu and Mr. Raimon Grifols Roura were appointed co-CEOs of the Company.

Mr. Víctor Grifols Roura is a shareholder of Deria S.A. (a non-controlling shareholder, pursuant to the revised Spanish Securities Market Act (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores) as amended and restated (the “Spanish Securities Market Act”). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

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

Mr. Víctor Grifols Deu is a shareholder of Ralledor Holding Spain S.L. (a non-controlling shareholder, pursuant to the revised Spanish Securities Market Act).

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

Tomás Dagá Gelabert

Mr. Tomás Dagá Gelabert has served as director of Grifols since April 2000 and also as Vice Secretary of the Board since May 2016. He is a partner and founder of the law firm Osborne Clarke in Spain. He was the managing partner of the law firm Osborne Clarke in Spain until June 30, 2017. Prior to joining Osborne Clarke, he worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona. He is currently a member of the administrative bodies of several companies within the Grifols Group. He is a board member of RAAS Blood Products Co., Ltd., as well as a trustee and the secretary of the private foundation Víctor Grífols i Lucas and the secretary non-member of Progenika Biopharma, S.A. Mr. Dagá earned his law degree from the University of Barcelona (Universidad de Barcelona).

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

Enriqueta Felip Font

Ms. Enriqueta Felip Font has served as a director of Grifols since May 2019. She received her degree in Medicine and Surgery from the Autonomous University of Barcelona (UAB), where she also completed her studies for a PhD in Medical Oncology. She was an Associate Professor at the UAB from 2010 to May 2019. She is a Professor of Medicine at the Universitat de Vic (UVicc-UCC). Ms. Felip Font has an extensive professional career and accredited experience in the oncology sector, as well as knowledge in the scientific and research field. She is currently the Section Chief of the Medical Oncology Service at Vall d’Hebron University Hospital and the Principal Investigator of the Vall d’Hebron Institute of Oncology’s Thoracic Tumors and Head and Neck Cancer Group. Ms. Enriqueta Felip Font has been involved in several initiatives with scientific organizations, among them, as member of the Board of Directors of the International Association for the Study of Lung Cancer (IASLC, 2017-2021). She is currently a member of the Scientific Committee of the Institut d’Investigació i Innovació Parc Taulí. Throughout her career, she has obtained several recognitions for her work in the oncology field. In 2015, she was awarded with the first Women for Oncology Award from the European Society of Medical Oncology (ESMO).

Most recently, she featured on Clarivate Analytics’ annual Global Highly Cited Researchers List 2018, 2019 and 2020. Ms. Enriqueta Felip Font has authored more than 250 peer-reviewed articles.

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

Mr. Mayer holds a Bachelor of Arts degree, cum laude, from Princeton University and a Juris Doctor degree, magna cum laude, from Harvard Law School. Mr. Mayer has served as a member of the board of directors or equivalent body of a large number of companies in a wide variety of industries in the United States and Europe. He is currently a member of the Board of Supervisors of Syntellix AG and a director of PrettyParty, LLC.

Belén Villalonga Morenés

Ms. Belén Villalonga Morenés has served as director of Grifols since May 2013. She is a Professor of Management and Organizations, the Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at Harvard Business School. Her teaching, research, and consulting activities are in the areas of corporate strategy, finance, and governance, with a special focus on family-controlled companies.

She is also an independent director at Ferroglobe PLC (metallurgy) and at Banco Santander International (Santander’s private banking subsidiary in the United States), as well as member of the Strategic Committee of Injat, an investment firm focused on family financials. Further, she was also an independent director for 13 years at Acciona (renewable energy and infrastructure industries) and Talgo (high-speed trains).

Ms. Belén Villalonga Morenés holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid as well as a degree in Economic and Management Sciences from the Colegio Universitario de Estudios Financieros in Madrid.

Marla E. Salmon

Ms. Marla E. Salmon has served as director of Grifols since May 2014. She is a Professor at the University of Washington, with appointments in global health, nursing, and public affairs. Her career has focused on health policy and health care systems capacity building globally and in the United States, working with governments, international agencies, member-state organizations, and other health–related entities. Her recent scholarship focuses on gender-lens impact investment in the health sector in lower income countries.

Prior to her academic career, she was a member of the U.S. Government’s Senior Executive Service, in the Health and Human Services Department. While there, she served on White House Taskforce on Healthcare Reform, was part of the U.S. Delegation to the World Health Assembly, and chaired the World Health Organization’s Global Advisory Group on Nursing and Midwifery.

She is currently a member of the board of directors of IES Abroad, Inc. and Direct Relief, as well as being a member of the National Academies of Science, Engineering and Medicine’s Health and Medicine Division Committee.

She holds a doctorate in health policy and administration from the Johns Hopkins School of Hygiene and Public Health, two Honoris Causa doctorates in recognition of her national and international service, and other degrees in nursing and political science. She is a member of the National Academy of Medicine and fellow in the American Academy of Nursing.

Carina Szpilka Lázaro

Ms. Carina Szpilka Lázaro has served as a director of Grifols since May 2015 and is the Lead Independent director of Grifols’ Board since February 2022. She earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an Executive MBA from the Instituto de Empresa de Madrid. She began her professional career in the financial sector working at Banco Santander and Argentaria (now known as BBVA). In 1998 she was part of the team that founded ING Direct in Spain, where she held the position of CEO from 2010 to 2013, having previously held that position in ING Direct France from 2008 to 2010. She is currently an independent director at Abanca and Meliá Hotels International, as well as a partner at KFund Venture Capital and Chairwoman of Adigital. She has received numerous awards. Among others, in 2011 she was given the “Female Executive of the Year” award by the Spanish Federation of Female Directors, Executives, Professionals and Entrepreneurs (Federación Española de Mujeres Directivas - FEDEPE). For four years, she was also a member of the UNICEF Foundation.

James Costos

Mr. James Costos has served as a director of Grifols since October 2020. He is an American diplomat who holds a degree in Political Science from the University of Massachusetts. He has an extensive professional career and accredited experience in different sectors including international relations and the digital and communications sectors. From 2013 to 2017, he was the U.S. Ambassador to the Kingdom of Spain and to the Principality of Andorra. He is currently the President of Secuoya Studios in Madrid. He is a member of the Board of Directors of PJT Partners, a firm providing financial advisory services in investment banking, Senior Advisor of F.C. Barcelona and Senior Managing Director in the Venture Technology Group at Dentons. He is member of various cultural and humanitarian organizations, among others the Reina Sofía Museum, as well as he is a member of the board of the Human Rights Campaign.

Iñigo Sánchez-Asiaín Mardones

Mr. Iñigo Sánchez-Asiaín Mardones has been the Lead Independent director of the Board since May 2015 until 2022 and he has served as director of Grifols, S.A. since May 2015. He earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. In 2010 he founded Portobello Capital, where he remains a partner and a member of the Executive Committee and Investment Committee, leading the investments in companies such as Angulas Aguinaga, a company where he is Vice-Chairman and member of the Executive Committee, and Hotels & Resorts Blue Sea, S.L., where he is a member of the Board of Directors. He is also a member of the Executive Committee at the Harvard Club of Spain, which he has previously chaired. Previously, from 1993 to 2005, he was Deputy General Director at Banco Santander and from 2005-2010 was a partner and member of the board of directors of Ibersuizas Gestión SGECR, S.A.

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

Senior Management

Our senior management currently consists of the following persons:

Name	Age	Title	Since
Raimon Grifols Roura	58	Co-Chief Executive Officer	2017
Víctor Grifols Deu	45	Co-Chief Executive Officer	2017
Alfredo Arroyo Guerra	65	Chief Financial Officer	2013
Miguel Pascual Montblanch	62	President, Commercial Operations Management	2018
Vicente Blanquer Torre	61	Chief Quality Officer	2016
Montserrat Gaja Llamas	57	Chief Human Resources Officer	2021
David Ian Bell	67	Chief Corporate Development Officer & General Counsel	2021
Nuria Pascual Lapeña	58	VP, Corporate Treasury, Risk Management Investor Relation and Sustainability Officer	2015
Lafmin Morgan	57	Chief Commercial Officer	2018
David Dew	48	President of the Diagnostic Commercial Division	2020
Eduardo Herrero Jiménez	53	President of the Bioscience Industrial Group	2017
Daniel Fleta Coit	51	Chief Industrial Officer	2019
Robert Jagt	56	President of the Hospital Commercial Division	2018
Joel Abelson	63	President of the Bioscience Commercial Division	2018
Alberto Grifols Roura	63	President of the Bio Supplies Division	2018
Matt Murawski	56	VP, Bioscience, Diagnostic & Scientific Development	2017
Maria Teresa Rioné Llano	57	Chief Communications Officer	2018
Albert Grifols Coma-Cros	44	Chief Scientific Innovation Officer	2021
Xavier Sueiras Gil	54	Chief IT Officer	2018
Antonio Martinez Martinez	55	President, Diagnostic Scientific & R&D	2020
Antoni Jaumà Fages	51	President, Diagnostic Manufacturing Operations	2020
Christopher Paul Healey	56	President, North America Corporate Affairs	2020
Sergi Roura Adell	54	President, Commercial Tech Support	2019
Fernando Rodriguez Haro	44	VP Corporate Planning & Control	2016

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

Miguel Pascual Montblanch

Mr. Pascual has served as our President Commercial Operations Management (previously President Operations Network) since 2012 and he is also a member of the board of worldwide Grifols commercial affiliates. He joined us in 1974 and has held several positions since that time, beginning as General Manager of Grifols Movaco S.A. until 2007. He was also General Manager of Iberoamerica Sales from June 2007 until 2012.

Vicente Blanquer Torre

Mr. Blanquer has served as our VP Quality and Regulatory Affairs since 2007 and was Corporate Vice President and the Technical Director of the Biological Industrial Group (previously the Pharmaceutical Technical Director) since 1993. He is currently the Chief Quality Officer, responsible for both Bioscience’s quality assurance and quality control. From 1987 until 1993, he was the Deputy Technical Director, responsible for process quality control concerning plasma derivatives manufacturing. Mr. Blanquer received a degree in Pharmacy from the University of Barcelona.

Montserrat Gaja Llamas

Ms. Gaja joined us in 1992. She currently serves as Chief Human Resources Officer. Previously, she served as Deputy Chief Human Resources Officer and VP Compensation & Benefits from 2011 to 2020. She also served in different positions in the Administration and Finance departments. Prior to joining us, Ms. Gaja served as Accountant Analyst at Banco de la Pequeña y Mediana Empresa. Ms. Gaja received a Bachelor’s Degree in Economics at the University of Barcelona.

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

Nuria Pascual Lapeña

Ms. Pascual joined us in 1996. She currently serves as VP, Corporate Treasury, Risk Management, Investor Relations & Sustainability Officer. Prior to joining us, she served in various positions at Deutsche Bank and Banco Santander de Negocios. She is a member of the board of directors of several companies related to her family’s businesses. Ms. Pascual received a degree in Economics & Business Administration and received a Masters of Sciences in Economics from the London School of Economics and Political Sciences.

Lafmin Morgan

Mr. Morgan has been Chief Commercial Officer since July 2018 and had been President of the Global Bioscience Division for Grifols since 2014. Previously, Mr. Morgan led the Global Marketing function for all Grifols divisions, Bioscience, Hospital and Diagnostics. Mr. Morgan also served as Grifols North American Vice President and General Manager for Pulmonary in 2011. Mr. Morgan joined Grifols (then Talecris Biotherapeutics) in 2010. He was the Vice President of Product Management at Talecris Biotherapeutics where he was responsible for the marketing of Gamunex-C, Prolastin-C, Thrombate, Koate —DVI and the Company’s line of hyperimmune products. Prior to Grifols, Mr. Morgan worked at GSK for 20 years. During that time, he held a variety of positions in a number of different functional areas. Mr. Morgan holds a Bachelor’s Degree in Business Administration and an MBA from the University of North Carolina in Chapel Hill.

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

Eduardo Herrero Jiménez

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

Alberto Grifols Roura

Mr. Grifols joined us in 1985 and since 2018 has served as President Bio Supplies Division. Previously he has held several positions, such as; Managing Director of Grifols Argentina S.A., Managing Director of Biomat S.A., Managing Director of Laboratorios Grifols; and President of Instituto Grifols, S.A. from 2011 to 2016. Mr. Grifols received a Master’s degree in Industrial Engineering from the Universitat Politècnica de Terrassa in 1985.

Matt Murawski

Mr. Murawski joined us in 2017 as Vice President of both Diagnostic Research and Innovation Management and Project Management, and currently serves as VP, Bioscience, Diagnostic & Scientific Development. Previously, he was the senior executive responsible for business alliances and project execution at Hologic where he coordinated and monitored diagnostic innovation projects, including internal and external investments. Mr. Murawski holds a Bachelor of Science, Finance and a Master’s in Business Administration from DePaul University - Kellstadt School of Business.

Maria Teresa Rioné Llano

Ms. Rioné joined Grifols in 2018 and currently serves as the Chief Communications Officer. Prior to joining Grifols, Ms. Rioné was Senior Director of Communications Western Europe at Nike Corporation. Ms. Rioné is a graduate in Law with honors in Commercial Law from Universitat de Barcelona and a Master’s in Marketing and Sales Management from IE Business School.

Albert Grifols Coma-Cros

Mr. Grifols Coma-Cros joined Grifols in 2004 and since 2021 serves as Chief Scientific Innovation Officer. He held the position of President at GWWO from 2018 to 2020, and previously he was the Corporate Cash Manager and Global Treasury Director. Mr. Grifols Coma-Cros received a degree in Business Administration from the Universitat Autònoma de Barcelona in 2004.

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

Antoni Jaumà Fages

Mr. Jaumà joined Grifols in 2002 as the Manufacturing Director of Diagnostic Grifols, S.A., moving to Managing Director in 2013. From 2018 to 2020 he held the position of VP, Diagnostic Industrial Operations in Grifols and since January 2020 Mr. Jaumà has served as President of Diagnostic Manufacturing Operations. Mr. Jaumà received a bachelor’s degree in Chemistry from the Universitat de Barcelona in 1994 and attended a directive business program at IESE Business School in 2008.

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

Family Relationships

Mr. Raimon Grifols Roura, director and one of our Co-Chief Executive Officers, Mr. Alberto Grifols Roura, President of the Bio Supplies Division and Mr. Víctor Grifols Roura, a director and non-executive Chairman of the Board, are brothers.

Mr. Raimon Grifols Roura is the uncle of Mr. Víctor Grifols Deu, both being directors and Co-Chief Executive Officers.

Mr. Alberto Grifols Roura, the President of the Bio Supplies Division, is the uncle of Mr. Victor Grifols Deu, one of our Co-Chief Executive Officers.

Mr. Víctor Grifols Deu, director and one of our Co-Chief Executive Officers, is the son of Mr. Víctor Grifols Roura, a director and the non-executive Chairman of the Board.

Messrs. Víctor Grifols Roura, Alberto Grifols Roura and Raimon Grifols Roura are the grandchildren of Mr. José Antonio Grifols i Roig, our founder.

Mr. Raimon Grifols Roura, director and one of our Co-Chief Executive Officers, Mr. Alberto Grifols Roura, President of the Bio Supplies Division and Mr. Victor Grifols Roura, a director and non-executive Chairman of the Board, are cousins of Mr. Albert Grifols Coma-Cros, the Chief Scientific Innovation Officer.

Arrangements Pursuant to Which Certain Directors or Senior Management Were Selected

We have no arrangements.

B.	Compensation

Compensation of Members of the Board

Our directors are entitled to receive compensation for serving as directors on our Board. The Articles of Association generally set forth the processes for the determination of the compensation paid to the members of the Board. Article 20.bis of the Articles of Association currently in force provides that the directors’ remuneration shall be a fixed amount and that, at least every three years and valid for the three fiscal years following the year it is approved, the general shareholders’ meeting shall approve the directors’ remuneration policy, which, pursuant to Article 26 of the Regulations of the Internal Functioning of the Board of Directors of Grifols, S.A. currently in force (Reglamento de funcionamiento interno del consejo de administración, or the “Board Regulations”), (i) with respect to directors in their role as such shall necessarily determine the maximum amount of the annual remuneration to be paid to all the directors and (ii) with respect to the remuneration of the directors for performing their executive duties must include the amount of the annual fixed remuneration, the different parameters to set the variable components and the main terms and conditions of their contracts including, in particular, duration, severance payments or compensations for the termination of the employment relationship, and exclusivity, post-contractual non-competition, and retention or loyalty agreements. The Board then determines, pursuant to Article 26.2 of the Board Regulations, how much of the shareholder-approved aggregate compensation amount will be allocated to each director as compensation, taking into account the recommendations of our appointments and remuneration committee (Comisión de Nombramientos y Retribuciones, or the “Appointments and Remuneration Committee”), and their dedication to our business.

Our current director remuneration policy was approved at the general shareholders’ meeting held on October 9, 2020 (the “Remuneration Policy”), which is substantially the same policy approved by the general shareholders’ meeting held on May 26, 2017, except for the parameter for determining the achievement of the Company’s annual objectives for the variable remuneration of the executive directors and for some improvements and corrections in the wording.

The Remuneration Policy has been applied to fiscal year 2021 and remains in force during the fiscal years 2022 and 2023 unless the general shareholders’ meeting expressly modifies it. In this respect, the Appointments and Remuneration Committee together with the Sustainability Committee at its meeting held on December, 9, 2021 approved to propose to the Board, which has approved them at its meeting held on 10 December 2021, certain amendments to the Remuneration Policy that will be included in a new policy to adapt it to the requirements set forth in Law 5/2021, of 12 April, amending the revised text of the Spanish Companies Act and other financial regulations, regarding the promotion of the long-term involvement of shareholders in listed companies. It is expected that these amendments will be included in a new policy proposal. The new policy proposal is expected to be applicable once the General Shareholders’ Meeting to be held during 2022 approves it and, according to the Spanish Companies Act, for a maximum period of three fiscal years.

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

In accordance with the compensation system outlined in the Articles of Association and the Remuneration Policy, the shareholders set the maximum annual amount available for compensation to the non-executive directors at €100,000 per director, other than those non-executive directors of the Board that render remunerated professional services to us. Also, any director that is a member of one of the Board committees (Audit Committee, Appointments and Remuneration Committee and Sustainability Committee) shall receive an additional gross annual remuneration of €25,000 as a result of the heavier workload (thus, the total remuneration would amount to €125,000). Similarly, the chairpersons of each Committee would receive an additional €25,000 for performing their duties as chairperson (thus, the total remuneration would amount to €150,000). The lead independent director would receive an additional remuneration amounting to €50,000 for performing his/her duties (thus, the total remuneration would amount to €150,000). Under no circumstances may the remuneration of a non-executive director exceed €150,000 per year.

As of December 31, 2021, Ms. Enriqueta Felip Font, Mr. James Costos, Mr. Steven F. Mayer, Ms. Belén Villalonga Morenés, Ms. Marla E. Salmon, Ms. Carina Szpilka Lázaro and Mr. Iñigo Sánchez-Asiaín Mardones were our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Messrs. Dagá and Glanzmann serve as external directors (and not independent) and Mr. Víctor Grifols Roura serves as proprietary director (and not independent) in conformity with Spanish rules.

The total compensation paid to directors in the year ended December 31, 2021, in the aggregate, amounted to €4.4 million. Of the total director compensation amount, the executive directors (consejeros ejecutivos) received €1.8 million in cash in 2021 (€1.8 million in fixed compensation in cash and €0 in variable compensation in cash for their service as executive directors). Both of our Co-Chief Executive Officers have voluntarily waived the payment of the short-term variable remuneration in cash that would have been paid to them for the achievement of the objectives set for the fiscal year 2020 and that would have been paid in March 2021 in a year in which our results were marked by the COVID-19 pandemic as a gesture of responsibility towards our employees, customers and shareholders. In addition, the amount of fixed remuneration received by each of the Co-Chief Executive Officers has not been increased compared to that of the previous year.

In 2021, the executive directors Mr. Raimon Grifols Roura and Mr. Víctor Grifols Deu, received RSUs allocated in fiscal year 2019, which had a vesting period of two years and one day. Hence, in 2021 both were awarded Class B shares in the amount of €295,364.80 and €215,070.40, respectively. In 2020, both were awarded Class B shares with an equivalent value of approximately €341,000 and €192,000, respectively. Directors categorized as “other external” directors (other than those who render remunerated professional service to us) received €150,000 in aggregate in 2021. These figures include accruals for contingent or deferred compensation. None of our directors received attendance fees for meetings of the Board or committees of the Board. Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

For the year ended December 31, 2021, we did not pay any variable compensation to the executive directors. As mentioned above, both our Co-Chief Executive Officers have voluntarily waived the payment of the short-term variable remuneration in cash that would have been paid to them for the achievement of the objectives set for the fiscal year 2020 and that would have been paid in March 2021.

The remuneration of the Chairman of the Board in the years ended December 31, 2021 and 2020 was a fixed annual amount of €965,000, as established under the Remuneration Policy. The compensation of Mr. Grifols Roura has been determined taking into account his proven experience as director and Chairman of the Company, in addition to his knowledge in the sector where we operate. When deciding the remuneration of Mr. Grifols Roura, which is the same fixed amount he had when he held an executive position, excluding any variable amount, the additional duties that he will carry out, as well as those set out in the Spanish Companies’ Act for the position of Chairman of the Board, were taken into account.

Compensation of Senior Management

In 2021, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €15,135,947 in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2021 service. In 2020, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €17,164,463 in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2020 service. The breakdown of the aggregate amount paid to such senior management for discharging their duties in the years ended December 31, 2021 and 2020 is set forth in the table below.

	Amount paid in the year
	ended December 31,
Component	2021	2020

	(in euros)
Salaries	11,074,903	11,599,412
Variable Compensation	4,061,044	5,565,051
Stock options or other securities	—	—
Other — e.g., life and health insurance	119,510	116,375
Other — e.g., pensions/savings	125,327	144,002

Employment and Severance Arrangements

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

See Notes Notes 29(c) and 31(a) to our annual consolidated financial statements included in this annual report for further details of the payments received by employees.

Equity and Other Incentive Programs

In 2021, no compensation was paid pursuant to a profit sharing plan or any stock option and no other equity compensation was awarded to any of our directors or senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2021 was €73,074. In addition, the Company made contributions to the pension plan of one member of senior management who resides in Canada, in the amount of €52,253. In 2021, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

C.	Board Practices

Board of Directors

Pursuant to the Articles of Association, we are managed by a board of directors (the “Board”), which may be composed of not less than three and not more than 15 directors. Our current Board has 12 directors. Directors must be individuals. Under Spanish law, the Board is responsible for management, administration and representation in all matters concerning the business, subject to the provisions of the Articles of Association and the powers conferred at the general shareholders’ meeting.

Appointment and Dismissal

Pursuant to Spanish law and our Articles of Association, directors are elected by our shareholders to serve for a term of four years and may be reelected to serve for an unlimited number of terms, except in the case of independent directors, who pursuant to Spanish law and the regulations of our Board originally approved at the Board meeting held on April 5, 2006, as amended from time to time (the “Board Regulations”), shall not serve as such for more than 12 years. We do not provide for the reelection of directors at staggered intervals or cumulative voting for such directors or otherwise.

A director must be an individual. If a director ceases to hold office prior to the expiration of his or her term, the Board may fill the vacancy by appointing a new director to replace the outgoing director. Any director so appointed will hold office until the next general shareholders’ meeting when the appointment may be confirmed or revoked by our shareholders. If such appointment takes place between the time that a general shareholders’ meeting is called and the time the meeting takes place, then the director so appointed will hold office until the next general shareholders’ meeting, when this appointment is to be confirmed or revoked. Any such appointment will be only for the remainder of the term of the outgoing director, without prejudice to such director’s eventual election. A director may resign, or be removed, from office by a resolution of our general shareholders’ meeting at any time. A director who is also a shareholder may vote freely on any of our shareholders’ resolutions relating to the appointment and dismissal of directors (including the appointment or dismissal of that director).

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

Expiration of Current Terms

The periods during which our directors and senior management have served in their offices, as well as the date of expiration of each director’s term, are shown in the tables under “—A. Directors and Senior Management” above.

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

Diversity

On August 6, 2021, the U.S. Securities and Exchange Commission approved NASDAQ’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. Pursuant to the amended listing standards, Grifols, as a foreign private issuer, is required to have at least one diverse member of the Board by August 7, 2023 and two diverse members of the Board by August 6, 2025, or explain the reasons for not meeting this objective. Furthermore, a Board diversity matrix is required to be included in the Annual Report on Form 20-F, containing certain demographic and other information regarding members of the Board.

Grifols currently complies with the diversity requirement, as we currently have four female members on our Board of Directors. The Board diversity matrix is set out below.

Board Diversity Matrix (status as of December 31, 2021)

Country of Principal Executive Offices	Spain
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes(1)
Total Number of Directors	12
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	4	8	n.a.	n.a.
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	n.a.
LGBTQ+	n.a.
Did Not Disclose Demographic Background	n.a.
(1)

In accordance with Article 9.1 of the EU General Data Protection Regulation (GDPR) (Regulation (EU) 2016/679 of 27 April 2016), the categories of data contained in Part I and Part II of the above table are considered "special categories of personal data" (which includes, among others, personal data revealing racial or ethnic origin, or a natural person’s sex life or sexual orientation). The same article prohibits the processing of these special categories of personal data, unless any of the derogations regulated in Article 9.2 of GDPR apply.

One of the derogations to this prohibition is contained in Article 9.2.a) of GDPR, which provides that the data subject has given explicit consent to the processing of those personal data for one or more specified purposes, except where Union or Member State law provide that this prohibition may not be lifted by the data subject. Precisely on this point, Article 9.1 of the Spanish Organic Act 3/2018 (Spanish Data Protection Act) provides that, in order to avoid discriminatory situations, the sole consent of natural persons is not enough to lift the general prohibition of processing said special categories of personal data in Spain. Given this general prohibition in Spain, we consider that the lawful manner by which Grifols could process such categories of personal data from its Directors would either be based: (a) on the existence of a EU or EU Member State legal instrument with the status of law applicable to Grifols that enables said processing for reasons of substantial public interest (based on the derogation contained in Article 9.2.g) of GDPR, jointly with Article 9.2 of the Spanish Data Protection Act), or; (b) on special categories of personal data which are manifestly made public by the corresponding Director (based on the derogation contained in Article 9.2.e) of GDPR).

In conclusion, Grifols cannot collect nor share such personal data because (i) there is no legal instrument with the status of law applicable to Grifols that enables such processing and, further, and (ii) Grifols would not be in a position to ascertain whether or not the corresponding Director has manifestly made public such sensitive personal data.

The Policy on Director Diversity in the composition of the Board of Directors was initially approved by the Board of Directors of Grifols on February 22, 2019 and amended on December 11, 2020, with the aim of formalizing the procedures and guidelines followed during the selection process of candidates to form part of the Board of Directors of Grifols to favor an appropriate composition of the same.

In accordance with the recommendations set out in the Code of Good Governance of Listed Companies (Código de Buen Gobierno de las Sociedades Cotizadas) published by the CNMV, the policy has always had two aims:

•	to guarantee that any proposal for the appointment or re-election of members of the Board of Directors be based on a prior analysis of the required skills by the Board of Directors; and
•	to support knowledge, experience, age and gender diversity.

The Board of Directors of Grifols must ensure that the selection process promotes balance and diversity in age, gender, experience and knowledge, as well as that it be free from any bias that may infer any kind of discrimination, in particular, on grounds of gender, disability or any other personal condition. In this respect, any discriminatory circumstance by reason of gender obstructing or hindering the appointment of a female candidate to the Board of Directors must be avoided. The policy provides that efforts must be made to ensure that the Board of Directors has a diverse and balanced composition as a whole, so that its composition enriches the analysis and debate and contributes plural points of view and positions in matters within its competence. In this respect, Grifols must continue to promote measures that encourage Grifols to have a significant number of women in senior management roles.

Committees of the Board

The Board has an Audit Committee, an Appointments and Remuneration Committee and a Sustainability Committee. The following is a brief description of such committees.

Audit Committee

The Board established an Audit Committee in compliance with Articles 24.bis and 24.ter of the Articles of Association and Article 14 of the Board Regulations.

The regulations applicable to the Audit Committee are set forth in the provisions referred to above, as well as the bylaws of the Audit Committee, which were approved by the Board and the Audit Committee on December 9, 2008, and modified in December 2020 in order to adapt its content to the current recommendations of the Good Governance Code of Listed Companies. In connection with the Talecris Biotherapeutics acquisition, at a Board meeting held on May 24, 2011, the Articles of Association and Board Regulations were amended to conform to NASDAQ Listing Rules and to facilitate the listing of our Class B ADSs on NASDAQ. Furthermore, the bylaws of the Audit Committee were modified at a Committee meeting held on March 31, 2015, to adapt them to the requirements imposed by Law 31/2014. In 2017, article 24.ter of the Articles of Association and Article 14 of the Board Regulations concerning the composition and functions of the Audit Committee were amended in order to adequate their content to the latest amendments of the Spanish Companies Act introduced by the currently in force Spanish Audit Act.

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

•	reporting on the related-party transactions to be approved by the general meeting or the board of directors and supervise the internal procedure for those whose approval has been delegated;
•	supervising any transactions entered into with significant shareholders as set forth in the Board Regulations; and
•

(i) ensuring compliance with the Internal Code of Conduct of Grifols in Matters Relating to the Stock Market, or Stock Market Code of Conduct, the Code of Conduct for Grifols’ Employees, the Board Regulations (each available on our website, at www.grifols.com) and, in general, any other corporate regulations and (ii) making any necessary proposals to improve such regulations.

The Audit Committee currently consists of Messrs. Steven F. Mayer and Iñigo Sánchez-Asiaín Mardones and Ms. Belén Villalonga Morenés. Each of the members is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, as well as in conformity with the Spanish Companies Act. Mr. Tomás Dagá Gelabert serves as Secretary non-member of the Audit Committee.

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

Sustainability Committee

In its meeting held on December 11, 2020, the Board resolved to amend certain articles of the Regulations of the Internal Functioning of the Board of Directors of Grifols, in order to adapt its content to certain recommendations of the reform of the Good Governance Code of Listed Companies published in June 2020 by the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”), and created a Sustainability Committee.

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

The responsibilities of the Sustainability Committee include:

•	monitoring compliance with the Company’s internal codes of conduct and corporate governance rules, and ensuring that the corporate culture is aligned with its purpose and values;
•

monitoring the implementation of the general policy regarding the disclosure of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, proxy advisors and other stakeholders. Similarly, the way in which the Company communicates and relates with small and medium-sized shareholders should be monitored;

•

periodically evaluating the effectiveness of the Company’s corporate governance system and environmental and social policy to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders;

•	ensuring the Company’s environmental and social practices are in accordance with the established strategy and policy; and
•	monitoring and evaluating the Company’s interaction with its stakeholder groups.

The Sustainability Committee currently consists of Mr. Thomas H. Glanzmann, Ms. Carina Szpilka Lázaro and Ms. Enriqueta Felip Font. Each of Ms. Szpilka Lázaro and Ms. Felip Font is independent, in conformity with Exchange Act requirements and NASDAQ Listing Rules, and Mr. H. Glanzmann is considered an “Other External” director under the Spanish Companies Act. Ms. Nuria Martín Barnés serves as Secretary non-member of the Sustainability Committee.

D.	Employees

The table below indicates the number of employees by department as of December 31, 2021, 2020 and 2019:

	As of December 31,
Department	2021	2020	2019
Manufacturing	18,736	19,049	19,683
Research & development — technical area	1,088	1,115	1,029
Administration and others	1,609	1,661	1,474
General management	313	301	314
Marketing	203	219	195
Sales and distribution	1,285	1,310	1,308
Total	23,234	23,655	24,003

The table below indicates the number of employees by geographic region as of December 31, 2021, 2020 and 2019:

	As of December 31,
Geographic Region	2021	2020	2019
Spain	4,163	4,292	4,134
North America	16,393	16,756	17,479
Rest of the World	2,678	2,607	2,390
Total	23,234	23,655	24,003

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

Our Spanish employees are mainly represented by two labor unions, the Workers’ Commissions (Comisiones Obreras) and the Workers General Union (Unión General de Trabajadores). The employees of some of our subsidiaries in Spain, Germany, Italy, France, Argentina and Brazil are covered by collective bargaining agreements. The remainder of our employees are not represented by labor unions. We have not experienced any significant work stoppages in the last 15 years. We generally consider our employee relations to be good.

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents. All of our employees are covered under this policy. We implemented a defined contribution pension plan for all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees. Our contribution to this pension plan was €0.9 million in the year ended December 31, 2021, compared to €0.9 million and €0.8 million in the years ended December 31, 2020 and 2019, respectively. We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. We make fully vested matching contributions to the savings plan, which totaled $31.8 million in 2021, compared to $32.2 million and $29.4 million for the years ended December 31, 2020 and 2019, respectively. For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law. The pension cost relating to this plan is not material.

E.	Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2021 see Item 7 of this Part I, “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information, including information regarding beneficial ownership of our Class A (voting) shares as of the date of this annual report, for (i) our major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to us to be the beneficial owner of more than 3% of our Class A shares or 1% of our Class A shares in the event of a person or entity domiciled in a tax haven, (ii) each of our directors and (iii) each member of our senior management.

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

Beneficial ownership is determined in accordance with applicable Spanish regulations.

	Number of	Percentage of
	Voting	Voting
Name of Beneficial Owner	Shares	rights
Major Shareholders
Deria S.A.(1)	39,183,692	9.195%
Scranton Enterprises B.V.(2)	34,655,622	8.133%
Ponder Trade, S.L.(3)	30,209,093	7.089%
Ralledor Holding Spain S.L. (4)	26,224,374	6.154%
Capital Research and Management Company	24,115,813	5.659%
Blackrock, Inc.(5)	15,049,531	3.532%

Directors
Víctor Grifols Roura (6)	787,376	*
Thomas H. Glanzmann (7)	169,322	*
Tomás Dagá Gelabert (8)	152,576	*
Víctor Grifols Deu	14,620	*
Raimon Grifols Roura	5,280	*
Carina Szpilka Lázaro	1,490	*

Senior Management
Vicente Blanquer Torre	44,754	*
David Ian Bell	20,000	*
Nuria Pascual Lapeña	19,592	*
Miquel Pascual Montblanch	15,000	*
Eduardo Herrero Jiménez	3,384	*
Alberto Grifols Roura	27,000	*
Maria Teresa Rioné Llano	5,289	*
Albert Grifols Coma-Cros	66,000	*
Xavier Sueiras Gil	70	*
Montserrat Gaja Llamas	682	*
*	Less than 1%.
(1)	The various members of the Grifols Roura family hold their respective shares indirectly through Deria S.A.
(2)

Scranton Enterprises B.V. is a corporation whose shares are owned by certain of our directors. Some members of the Grifols Family who are directors or executive officers hold part of their shares indirectly through Scranton Enterprises B.V.

(3)

There has been a change in the direct holder of Grifols’ shares as a result of the merger of Thorthol Holdings, B.V. (absorbed company) into Ponder Trade, S.L (absorbing company) which was effective as from December 24, 2021. The various members of the Grifols Gras family hold their respective shares indirectly through Ponder Trade, S.L.

(4)

On February 21, 2022, Ms. Nuria Roura Carreras informed the shareholders of Ralledor Holding Spain S.L., that due to her advanced age, she no longer holds the indirect voting rights of Grifols, S.A. and, therefore, from that date forward the voting rights of Grifols, S.A. have been held directly by Ralledor Holding Spain S.L.

(5)

Of the total number of 15,049,531 voting rights, 12,767,045 voting rights are held indirectly by Blackrock Inc. through rights over Class A shares and 2,282,486 voting rights through financial instruments.

(6)	Of the total number of 787,376 voting shares attributed to Mr. Víctor Grifols Roura, 786,376 are held indirectly through Padolç, S.L.
(7)	24,000 Class A shares are held indirectly through Glanzmann Enterprises AG, and 106,000 Class A shares are held indirectly through Opulentia Holdings Ltd.
(8)	Of the total number of 152,576 voting shares attributed to Mr. Tomás Dagá Gelabert, 35,000 are held indirectly through Prismiberica, S.A.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

Beginning on January 1, 2021 until the date of this filing, in accordance with Spanish reporting requirements, the following transfers of shares were reported to the CNMV:

•	Fidelity International Limited decreased its stake in the Company’s share capital from 2.15% to 0.588%;
•	Europacific Growth Fund decreased its stake in the Company’s share capital from 3.076% to 2.689%;
•	Deria S.A. increased its stake in the Company’s share capital from 9.161% to 9.195%;
•	Capital Research and Management Company increased its stake in the Company’s share capital from 3.01% to 5.659%;
•	Blackrock Inc. decreased its stake in the Company’s share capital from 4.399% to 3.532%.

Voting Rights

Each of our Class A shares is entitled to one vote, except that the voting rights of Class A shares held in treasury by us or by any of our direct subsidiaries are suspended. Class A shares held by our major shareholders, directors or senior management do not entitle such shareholders to different voting rights.

Holders of our Class B shares generally do not have voting rights, except with respect to certain extraordinary matters that require approval by a majority of our outstanding Class B shares. However, each of our Class B shares entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Class B share. In any given fiscal year, we will pay a preferred dividend to the holders of our Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of our Class A shares.

See in Item 10 of this Part I, “Additional Information—B. Memorandum and Articles of Association—Shareholder Rights—Class B Shares—Separate Vote at General Shareholder Meetings on Extraordinary Matters” and “Additional Information — B. Memorandum and Articles of Association — Shareholder Rights” for further details regarding our Class A shares and Class B shares.

B.	Related Party Transactions

Sale of Haema AG and Biotest US Corporation

In December 2018, we sold our 100% stake in Haema AG and Biotest US Corporation to Scranton Plasma B.V., one of our major shareholders and a related party, for a total of $538 million. Scranton Enterprises B.V. financed the purchase in part through a loan from Grifols Worldwide Operations Limited for an initial principal sum of the euro equivalent of $95 million, with an interest rate of EURIBOR plus 200 basis points. As of December 31, 2021, the euro equivalent of $95 million was outstanding on the loan.

We have the ability to repurchase the shares sold to Scranton Plasma B.V. at any time. Our Plasma Supply Agreement in place with Haema AG and Biotest US Corporation has been extended for a 30-year period and we continue to operate the companies’ plasma centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Acquisition and Sale of Haema AG and Biotest US Corporation” above.

Charitable Contributions

In 2021, we contributed to two charitable foundations, the Mr. Víctor Grifols i Lucas Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics. It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas. The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives. Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Raimon Grifols Roura, our Co-Chief Executive Officer, and Mr. Víctor Grifols Roura, a proprietary director and non-executive Chairman of the Board. We contributed €0.4 million, €0.4 million and €0.4 million to the Víctor Grifols i Lucas Foundation in the years ended December 31, 2021, 2020 and 2019, respectively.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes. The Probitas Private Foundation was founded by us in 2008. Mr. Tomás Dagá Gelabert, one of our directors, was a patron of the Probitas Private Foundation until May 27, 2021. We contributed €3.6 million, €9.9 million and €5.1 million to the Probitas Private Foundation in the years ended 2021, 2020 and 2019, respectively. We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

Loans

We have not extended any advances or loans to members of the Board or key management personnel nor have we assumed any guarantee commitments on their behalf. We also have not assumed any pension or life insurance obligations on behalf of former or current members of the Board or key management personnel.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See our audited consolidated financial statements and the related notes starting on page F-1 of this annual report on Form 20-F.

Legal Proceedings

Unpaid Royalties Dispute

We are involved in various legal proceedings in the ordinary course of our business. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities will either be covered by insurance or not have a material adverse effect on our financial condition or results of operations.

GDS, GWWO, Abbott Laboratories, or Abbott, and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbot to GDS and Ortho-Clinical Diagnostics, or Ortho, under an HIV License and Option agreement dated August 16, 2019 (the “HIV License”). On September 12, 2019, GDS and Ortho filed a Notice of Arbitration in the U.S. District Court for the Northern District of Illinois. On October 3, 2019, Abbott terminated the HIV License and filed for declaratory relief seeking to invalidate the licensed patent. GDS filed motions to dismiss and to compel arbitration, but the Court continued all pending motions and referred the parties to a Magistrate for a mandatory settlement conference. On the February 5, 2020, the parties attended a mandatory settlement conference ordered by the District Judge, with the magistrate judge presiding. No satisfactory settlement was reached. On March 16, 2020, GDS and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing was on June 15-16, 2020, and the arbitrator awarded $4 million to GDS/Ortho. The court litigation is continuing. Abbot’s motion to dismiss was denied December 1, 2020. Fact discovery concluded on October 25, 2021. A pre trial hearing was conducted on February 25, 2022 and an order was issued on April 27, 2022 predominantly ruling in Grifols favor on various issues. The case has been set for a status conference on May 10, 2022 to discuss next deadlines.

See Note 29(e) to our annual consolidated financial statements included in this annual report for additional information regarding the legal proceedings in which we are involved.

Antitrust Approval of Talecris-Grifols Merger

On July 20, 2011, the FTC issued the Consent Order, which was a final order to settle its May 31, 2011 charges that our acquisition of Talecris Biotherapeutics was anticompetitive and would have resulted in higher prices for consumers. Pursuant to the Consent Order, we divested to Kedrion, on June 2, 2011, certain assets, including (i) Talecris Biotherapeutics’ Melville, New York manufacturing facility (the “Melville facility”), (ii) United States marketing rights to Koate® antihemophilic factor, (iii) an agreed quantity of plasma and (iv) two plasma collection centers located in Mobile, Alabama and Winston Salem, North Carolina. Further, pursuant to the Consent Order, we and Kedrion entered into a manufacturing agreement under which we supplied to Kedrion, for a period of seven years ending in 2018, Koate®, a private label IVIG and albumin for sale by Kedrion in the United States, and Kedrion exercised an option in 2014 to purchase a non-exclusive license to Koate®-related intellectual property for use in the United States. In accordance with the Consent Order, we leased the Melville Facility from Kedrion until July 1, 2013, when we delivered the facility to Kedrion.

Effective July 1, 2013 Grifols and Kedrion agreed to an early termination of the lease agreement and completed the transfer of operations at the Melville facility to Kedrion. The parties further entered into a three year fractionation agreement whereby Kedrion would continue to fractionate limited amounts of plasma for further manufacture by Grifols.

The Consent Order provides for a monitor to oversee our compliance with the Consent Order and requires us to submit to the FTC annual compliance reports for ten years. We filed our first compliance report, pursuant to paragraph IX.B of the Consent Order, on July 20, 2012. Grifols filed its ninth compliance report in July 2020. There has been no further action by the FTC. We filed the final compliance report in July 2021.

Antitrust Approval of Biotest Pharmaceuticals Corporation Acquisition

In August 2018, the FTC issued a consent order which allowed the acquisition of 24 donor centers and required the divestiture of three centers to Kedrion. The consent order requires annual reports to be made to the FTC for a period of 10 years. We filed the first annual compliance report in March 2020, the second compliance report in March 2021, and the third compliance report in March 2022. There has been no further action by the FTC.

CFIUS Approval on certain transactions

In September 2019, as a consequence of the share exchange agreement we entered with Shanghai RAAS, Grifols and the Committee on Foreign Investments in the United States (“CFIUS”) entered into a National Security Agreement to ensure the protection of certain data obtained as required from donors of human source plasma collected in the United States and maintained in donor management systems (“DMS”), and pursuant to this agreement, we are obligated to make bi-annual compliance reports to CFIUS. The most recent report was filed and accepted in February 2022 and the next report is due to be filed in August 2022.

Dividend Policy

Class A Shares

Our dividend policy is to pay out approximately 40% of our net consolidated profits. However, the First Lien Credit Facilities and some other documents governing our financial indebtedness contain limitations on our ability to pay cash dividends in the ordinary course of business in accordance with our dividend policy depending on our debt levels and the availability of certain restricted payments baskets. For a further discussion of the terms of the First Lien Credit Facilities and our other financing arrangements, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit” In any event, as a result of our commitment to reduce our debt level, we do not expect to pursue any distribution of cash dividends until debt leverage is below 4.00:1.00.

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law. The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries. This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €29.5 million at December 31, 2021.

At the general shareholders’ meeting held on May 21, 2021, our shareholders approved a dividend of €0.36 for each Class A share, for an aggregate dividend of €154 million, which was paid to the Class A shareholders on June 7, 2021. The treasury Class A shares did not receive the dividend mentioned above.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that losses for the year ended December 31, 2021, in the amount of €141 million be transferred to reserves. As mentioned above, the Board has not proposed the distribution of dividends to shareholders at the upcoming annual general meeting of shareholders.

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

At the general shareholders’ meeting held on May 21, 2021, our shareholders approved a dividend of €0.36 for each Class B share, for an aggregate dividend of €93.5 million, and a preferred dividend of €0.01 for each Class B share, for an aggregate preferred dividend of €2.6 million, which were paid to the Class B shareholders on June 7, 2021. The treasury Class B shares did not receive the dividend mentioned above.

B.	Significant Changes

See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Subsequent Events.”

Item 9.THE OFFER AND LISTING

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

B.	Plan of Distribution

Not Applicable

C.	Market

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

Our Class B ADSs have been listed and traded on the NSADAQ Global Select Market under the symbol “GFRS” since June 2, 2011.

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia. The majority of the transactions conducted on them are done through the Spanish Automated Quotation System. During 2021, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

On March 29, 2021, new rules came into effect regarding the functioning of the Spanish Automated Quotation System, which, among other things, regulates the maximum price fluctuations in the price of stocks. Under the new rules, each stock in the continuous market is assigned a static and a dynamic range within which the price can fluctuate. The price of a stock may rise or fall by its static range (which is public and calculated according to the stock’s average historic price volatility) above or below its opening price (which is the closing price of the previous session). When the stock trades outside of this range, the trading of the stock is suspended for five minutes, during which an auction takes place. After this auction, the price of the stock can once again rise or fall by its static range above or below its last auction price (which will be considered as the new static price before triggering another auction). Furthermore, the price of a stock cannot rise or fall by more than its dynamic price range (which is public and calculated according to the stock’s average intra-day volatility), from the last price at which it has traded. If the price variation exceeds the stock’s dynamic range, a five-minute auction is triggered.

Moreover, there is a block market (el mercado de bloques) allowing for block trades between buyers and sellers from 9:00 a.m. to 5:30 p.m. during the trading session. Under certain conditions, this market allows cross-transactions of trades at prices different from prevailing market prices. Trading in the block market is subject to certain limits with regard to price deviations and volumes.

Between 5:40 p.m. and 8:00 p.m., certain trades may occur benefiting from an exemption to the pre-trade transparency requirements.

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

Securities Market Legislation

The Spanish Securities Market Act (today known as Real Decreto Legislativo 4/2015, de 23 de octubre, que aprueba el texto refundido de la Ley del Mercado de Valores), or Securities Market Act, which first came into effect in 1989, among other things:

•	established an independent regulatory authority, the CNMV, to supervise the securities markets;
•	established a framework for the regulation of trading practices, tender offers and insider trading;
•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish Stock Exchange to file annual audited financial statements and to make public semi-annual financial information;
•	established a framework for integrating quotations on the Spanish Stock Exchanges by computer;
•	exempted the sale of securities from transfer and value added taxes;
•	deregulated brokerage commissions as of 1992; and
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

Law 2/2011, of March 4, 2011, on Sustainable Economy (Ley de Economía Sostenible) amended the Securities Market Act’s provisions related to the requirements for annual reports on corporate governance and management reports. The Law also made certain corporate governance and shareholder disclosure recommendations in the Spanish Unified Good Governance Code for Listed Companies (Código Unificado de Buen Gobierno de las Sociedades Cotizadas, the “CNMV Governance Code), regarding the composition of boards of directors and its committees and the qualification of directors as executive, proprietary or independent mandatory. The CNMV Governance Code for Listed Companies was approved in 2015 and further revised in June 2020. It unified the recommendations and principles that are applicable to Spanish listed companies; removed some principles and recommendations of the CNMV Governance Code that were written into Spanish legislation and introduced some recommendations on the corporate social responsibility of listed companies.

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

Law 31/2014, of December 3, 2014, amended the Spanish Companies Act to improve the corporate governance practices, increase management efficiency and increase the transparency of companies listed on a Spanish Stock Exchange.

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

Royal Decree 878/2015, of October 2, 2015, on the clearing, settlement and recording of transferable securities represented in book-entry form, on the legal regime of the central securities depositaries and central counterparties, and on the transparency requirements for issuers of securities admitted to trading in a regulated, which was published in the Spanish Official Gazette on October 3, 2015, meets the need to develop the latest amendments introduced in the Securities Market Act in matters of book-entries and clearing and settlement of securities, in addition to the need to adapt our legal system to a number of EU Law provisions. The reform of our post-trading system seeks to improve its efficiency and stability, in addition to equating the securities clearing, settlement and recording activities to those of the European markets, thus helping to reduce operational costs and improve the competitiveness of our markets, entities and infrastructures and, consequently, of the financial sector. On April 27, 2016, the new post trading system of clearing and settlement of shares kicked off.

Regulation (EU) No. 596/2014, on market abuse, which was directly applicable in all European Union member states, came into force in 2016 with the aim to ensure that European Union regulation keeps pace with market developments in order to combat market abuse on financial markets as well as across commodity and related derivative markets.

Regulation (EU) No. 2017/1129, of June 14, 2017, which was directly applicable in all European Union member states, came into full force in 2019 to regulate the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC.

Royal Legislative Decree 14/2018, of September 28, 2018, amended the Securities Market Act to integrate into the Spanish legal system Directive 2014/65/E.U. of the European Parliament and of the Council of May 15, 2014, on markets in financial instruments. It is aimed at improving the soundness, transparency and regulation of the Spanish Financial Market´s trading activities, increasing the investor protection and harmonizing the regulations of the Spanish Financial Markets market regulations with the rest of the countries in the Union. The directive has been further integrated into the Spanish legal system by Royal Decree 1464/2018, of December 21, 2018.

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

On June 26, 2020, the CNMV approved the partial review of the CNMV Governance Code. The review updated and adapted various recommendations of such code to various intervening legal amendments approved since its publication and clarified the scope of others that had raised certain doubts. The four key elements of the reform were: (i) promoting the presence of women in boards of directors; (ii) greater importance of non-financial information and sustainability; (iii) more attention to reputational risk and, in general, non-financial risks; and (iv) clarification of aspects related to the remuneration of the board members.

As a result of the amendment of the CNMV Governance Code referred to above, Circular 1/2020 of October 6, 2020, amended (i) Circular 5/2013 of June 12, 2020, by establishing a new template for the annual corporate governance report for listed public companies, savings banks and other entities that issue securities admitted for trading on official securities markets and

(ii) Circular 4/2013 of June 12, 2020, by establishing a new template for the annual report on remuneration of directors of listed public companies and members of boards of directors and control committees of savings banks that issue securities admitted to trading on official securities markets.

Law 5/2021, of April 12, 2021, among other regulations, amended the Spanish Companies Act, as well as the Spanish Securities Market Act. The purpose of this law is to transpose into Spanish Law Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC with respect to the encouragement of long-term shareholder engagement in listed companies.

As a result of the amendment of the Spanish Companies Act and the Spanish Securities Market Act referred to above, Circular 3/2021 of September 28, 2021, amended (i) Circular 4/2013 of June 12, 2020, by establishing a new template for the annual report on remuneration of directors of listed public companies and members of boards of directors and control committees of savings banks that issue securities admitted to trading on official securities markets and (ii) Circular 5/2013 of June 12, 2020, by establishing a new template for the annual corporate governance report for listed public companies, savings banks and other entities that issue securities admitted for trading on official securities markets.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expense of the Issue

Not Applicable.

Item 10.ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The following is a summary of the material terms of our Articles of Association and Board Regulations, as amended and currently in effect. This summary is not meant to be complete and is qualified in its entirety by reference to each of the Articles of Association and Board Regulations. Because this is a summary, it does not contain all the information that may be important to you. You should read the Articles of Association and Board Regulations carefully. The current Articles of Association are included as Exhibit 1.1 and Exhibit 1.2 (English translation) to this annual report on Form 20-F. The Articles of Association and the Board Regulations are also available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the headings “Investors—Corporate Governance—Articles of Association” and “Investors—Corporate Governance—Board of Directors, Regulations.”

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

At the general shareholders’ meeting held on May 21, 2021, the shareholders voted to renew the delegation of authority to the Board to increase the company’s share capital, thereby revoking and voiding the authorization granted to the Board during the General Shareholders’ Meeting held on May 27, 2016. Such authorization is granted for a maximum term of five years as from the date of the General Shareholders’ Meeting.

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

The full text of the amendments to the Articles of Association detailed above is available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the heading “Investors—Corporate Governance.”

General

As of December 31, 2021, our share capital was €119,603,705 and comprised:

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

For more information regarding related party transactions, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We do not impose an age limit requirement for the retirement or non-retirement of directors. We also do not impose a shareholding requirement for director qualification. Article 6 of the Board Regulations does provide, however, that a director cannot qualify as an independent external director if he or she has a significant shareholding in us.

For information regarding the provisions of the Articles of Association as applied to the Board, see Item 6 of this Part I, “Directors, Senior Management and Employees—A. Directors and Senior Management—Directors” and “Directors, Senior Management and Employees—C. Board Practices.”

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

Under Spanish law, the rights of shareholders may be changed only by an amendment to the articles of association of a company that complies with the requirements explained below under “—Class A Shares—Shareholders’ Meetings and Voting Rights.” Our Articles of Association do not further specify what actions or quorums are required to change the rights of our shareholders, other than that they classify an amendment thereto as an extraordinary matter, as described below in “—Class B Shares—Separate Vote at General Shareholder Meetings on Extraordinary Matters.”

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

Holders of ordinary and Class B shares duly registered in the book-entry records maintained by Iberclear and its participant entities at least five days prior to the day on which a shareholders’ meeting is scheduled, in the manner provided in the notice for such meeting, may attend such meeting (in person or represented by proxy) and, where so entitled, may vote. Holders of our Class B shares generally do not have voting rights, except with respect to certain extraordinary matters that require approval by a majority of our outstanding Class B shares, as set forth below in “—Class B Shares—Separate Vote at General Shareholder Meetings on Extraordinary Matters.”

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

For purposes of determining the quorum, those shareholders who vote by mail or through the internet are counted as being present at the meeting, as provided by the regulations of the general shareholders’ meeting of Grifols, S.A (Reglamento de la Junta General de Accionistas). Such regulations are available on our website, which does not form part of this annual report on Form 20-F, at www.grifols.com under the heading “Investors—Corporate Governance—Shareholders’ General Meeting—Regulations of the General Shareholders’ Meeting.”

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

The right to a dividend lapses and reverts to us if it is not claimed within five years after it becomes payable. Dividends payable by us to non-residents of Spain may be subject to a Spanish withholding tax of 19%, effective January 1, 2016. However, residents of certain countries are entitled to the benefits of the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as described below in “—E. Taxation—Spanish Tax Considerations.”

As set forth below under “—Class B Shares—Preferred Dividend,” since the issuance of the our Class B shares, the dividend rights of our Class A shareholders have been subordinated to the €0.01 per share preferred dividend of our Class B shares.

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

In accordance with the Spanish Companies Act, such subscription (or preemptive) rights may be waived under special circumstances by a resolution passed at a meeting of shareholders or the Board (such as when we listed on the Spanish Stock Exchanges), and the general shareholders’ meeting delegates to the Board the right to increase the share capital or to issue securities convertible into, or exchangeable for, shares and to waive subscription (or preemptive) rights). See Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to Our Shares and American Depositary Shares—Subscription (or preemptive) rights may be unavailable to U.S. holders of our shares or ADSs.”

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

Finally, as described below in “—Class B Shares—Subscription Rights,” in connection with an issuance of securities where subscription (or preemptive) rights apply, our Class B shares may only be granted preemptive rights with respect to additional Class B shares if our Class A shares are granted preemptive rights with respect to additional Class A shares. The preemptive rights of each class must be otherwise equal.

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

In addition, pursuant to the Securities Market Act, any member of the Board and any parties closely related to any member of the Board must similarly report any acquisition or disposal of our shares (in this case, either Class A or Class B shares), derivatives or other financial instruments relating to our shares regardless of the size, including information on the percentage of voting rights which they hold as a result of the relevant transaction within five business days of such transaction. In this respect, Regulation (EU) No. 596/2014, on market abuse, introduces certain changes as regards notifications from directors. From a practical viewpoint, the transactions that may be notified are broadened, the notification period is reduced from 5 to 3 business days and the prohibition against directors and executives to trade during 30 calendar days before the publication of an interim or annual financial report (restricted periods or “blackouts”) is regulated. Royal Decree-Law 19/2018, which amends the Securities Market Act and implements Regulation (EU) No. 594/2014, on market abuse, establishes that persons discharging managerial responsibilities, as well as persons closely associated with them, must report to Grifols and the CNMV any acquisition or disposal of our shares (in this case, either

Class A or Class B shares), derivatives or other financial instruments relating to our shares, once the sum of the amounts of all transactions made within a calendar year reaches the amount of €20,000.

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

Class B Shares

Our Class B shares have substantially similar dividend and other economic rights as our Class A shares, summarized above in “—Class A Shares,” but differ from the Class A shares in some important respects that are outlined below.

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

As set forth above in “—Class A Shares—Dividends,” the dividend rights of our Class A shareholders are subordinated to the preferred dividend described in this section.

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

Registration and Transfers

Class B shares are in book-entry form on Iberclear and are indivisible, as indicated with respect to Class A shares above in “—Class A Shares—Registration and Transfers.”

Change in Control

The Articles of Association do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of Grifols.

Changes in Share Capital

Changes in share capital are considered extraordinary matters and must be approved by our shareholders in accordance with the procedures explained above in “—Class A Shares—Shareholders’ Meetings and Voting Rights” and “—Class B Shares—Separate Vote at General Shareholder Meetings on Extraordinary Matters.”

A capital increase may be effected by issuing new shares or by increasing the par value of existing shares. A capital reduction may be effected by reducing the par value of existing shares or by redeeming or repurchasing existing shares.

426,129,798 Class A Shares are currently issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are currently issued and outstanding with a par value of €0.05 per share. As of December 31, 2021, our total share capital stands at €119,603,705.

Sinking Fund

The Articles of Association do not contain any sinking fund provisions.

C.	Material Contracts

The following contracts have been entered into by us within the two years immediately preceding the date of this annual report on Form 20-F or contain provisions under which we or another member of the Grifols Group has an obligation or entitlement that is material to us:

2017 Notes

For a summary of the material terms of the 2017 Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit—The 2017 Notes.”

2019 Notes

For a summary of the material terms of the 2019 Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit—The 2019 Notes.”

2021 Notes

For a summary of the material terms of the 2021 Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit—The 2021 Notes.”

First Lien Credit Facilities

For a summary of the material terms of the First Lien Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit—First Lien Credit Facilities.”

European Investment Bank Term Loans

For a summary of the material terms of the European Investment Bank Term Loans, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit—European Investment Bank Term Loans.”

Acquisitions

For a summary of the material terms of our acquisitions substantially completed in 2019, 2020 and 2021, see Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions.”

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

Taxation of Dividends

Under Spanish law, including Royal Legislative Decree 5/2004, of March 5, 2004, as amended by Law 26/2014 (which is effective from January 1, 2015), on the Non-Resident Income Tax Law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax of 19%.

We will levy an initial withholding tax on the gross amount of dividends at a 19% tax rate, following the procedures set forth by the Spanish Ministerial Order, or Order, of April 13, 2000. However, under the Treaty and subject to the fulfillment of certain requirements, individuals and entities may be entitled to a reduced rate of 15%.

To benefit from the Treaty’s reduced rate of 15%, an individual or entity must provide the depositary with a certificate from the U.S. Internal Revenue Service, or IRS, stating that, to the knowledge of the IRS, it is a resident of the United States within the meaning of the Treaty. The IRS certificate may be obtained by filing an IRS Form 8802 and is valid for a period of one year from the date of issue, unless it includes a specific year for which a tax resident is considered, in which case the certificate will be deemed applicable during that year.

According to the Order of April 13, 2000, to get a direct application of the Treaty’s reduced rate of 15%, the certificate referred to above must be provided to the depositary before the tenth day following the end of the month in which the dividends were distributable by us. If an individual or entity fails to timely provide the depositary with the required documentation, it may obtain a refund of the 4% in excess withholding that would result from the Spanish tax authorities in accordance with the procedures below.

Spanish Refund Procedure

According to Royal Decree 1776/2004, of July 30, 2004, as amended, which further develops the Royal Legislative Decree 5/2004 on the Non-Resident Income Tax Law, a refund of the amount withheld in excess of the rate provided by the Treaty can be obtained from the relevant Spanish tax authorities. An eligible U.S. Holder may pursue the refund claim by filing all of the following:

•	a Spanish 210 Form;
•	the certificate from the IRS referred to above in “—Taxation of Dividends;” and
•	evidence that non-resident income tax was withheld with respect to it.

The Spanish Revenue Office must make the refund within six months after the refund claim is filed. If such period lapses without receipt of the refund, the holder is entitled to receive interest for late payment on the amount of the refund claimed.

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

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For U.S. residents, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes. Spanish Non-Resident Income Tax is levied at a 19% rate on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Capital gains and losses will be calculated separately for each transaction and losses may not be offset against capital gains.

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

Spanish Wealth Tax

Individuals not resident in Spain for tax purposes who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Law 19/1991), which imposes a tax on property and rights located in Spain or that can be exercised within the Spanish territory on the last day of any year. The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If the tax authorities take this view, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year (this average price of listed shares is published in the official State Gazette every year). Law 4/2008 amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form for tax periods starting as of 1 January 2008. However, this 100% tax rebate was temporarily abolished with effect as of the 2011 fiscal year, and since then this situation has been extended every year. From 2021, the abolition of the rebate has been established as indefinite, thus eliminating the need to stipulate extensions. Notwithstanding the above, there is a tax-free allowance of €700,000.

As a result of the above legislation, non-residents of Spain who hold or held shares, ADSs, or other assets or rights located in Spain according to Spanish wealth tax law, on the last day of the year, the combined value of which exceeds €700,000 might be subject to the Spanish wealth tax on that excess amount at marginal rates varying between 0.2% and 3.5% (the highest bracket increased by 1% since 2021), and would be obliged to file the corresponding wealth tax return.

Law 11/2021 amends the Wealth Tax Law to clarify that all non-residents taxpayers (and not only those who are resident in the EU and EEA jurisdictions) are entitled to apply the tax reliefs approved by the Spanish Regions.

Spanish Inheritance and Gift Taxes

Under Law 29/1987, transfers of shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of gift or death, or the rights attached thereto could be exercised or have to be fulfilled in the Spanish territory, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 0% and 81.6% for individuals. Law 11/2021 amends the Gift and Inheritance Tax Law to clarify that all non-residents taxpayers (and not only those who are resident in the EU and EEA jurisdictions) are entitled to apply the tax reliefs approved by the Spanish Regions, following the case-law of the Spanish Supreme Court.

Gifts granted to corporations not resident in Spain are subject to Spanish Non-Resident Income Tax of 19% of the fair market value of the shares as a capital gain. If the donee is a United States corporation, the exclusions available under the Treaty described above in “—Taxation of Capital Gains” will be applicable.

Expenses of Transfer

Transfers of ADSs or shares will be exempt from any Spanish transfer tax or value-added tax. Additionally, no Spanish stamp tax will be levied on such transfers.The transfer of shares or ADSs may be subject to the Spanish Financial Transaction tax (the “Spanish FTT”). The Spanish law which implements the Spanish FTT (the “FTT Law”) was approved on October 7, 2020, and published in the Spanish Official Gazette (Boletín Oficial del Estado) on October 16, 2020. The Spanish FTT came into force three months after the publication of the FTT Law (i.e., on January 16, 2021) and will charge a 0.2% rate on specific acquisitions of listed shares issued by Spanish companies (including ADSs) whose market capitalization exceeds 1 billion euros (€1 billion) (this may be the case of Grifols), regardless of the jurisdiction of residence of the parties involved in the transaction. Transactions in the primary market (such as a capital increase) are exempt from the Spanish FTT. However, the Spanish FTT will subject other transactions involving the acquisition of shares or ADSs depending on the market capitalization of Grifols. Prospective investors are advised to seek their own professional advice in relation to the Spanish FTT.

United States Federal Income Tax Considerations

Taxation of Dividends

U.S. Holders

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. Holder, the gross amount of any dividend (including any preferred dividends on our Class B shares) we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. Holder, dividends (including any preferred dividends on our Class B shares) paid to you that constitute qualified dividend income will be taxable to you at a maximum tax rate of 20% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay (including any preferred dividends on our Class B shares) with respect to the shares or ADSs generally will be qualified dividend income.

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

Subject to certain limitations, the Spanish tax withheld in accordance with the Treaty and paid over to Spain will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate. To the extent a refund of the tax withheld is available to you under Spanish law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “—Spanish Tax Considerations—Spanish Refund Procedure” above for the procedures for obtaining a tax refund.

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

Medicare Contribution Tax on Unearned Income

A U.S. Holder that is an individual is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder that is an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s undistributed “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s adjusted gross income for the taxable year over the amount at which the highest tax bracket begins for that taxable year ($13,050 for 2021). A U.S. Holder’s net investment income will generally include, among other items, the amount of gross dividend income and the amount of any net gains from such U.S. Holder’s disposition of your shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to income and gains in respect of their investment in the shares or ADSs.

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

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker one of the following:
•	an Internal Revenue Service Form W-8BEN, Form W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or
•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or
•	you otherwise establish an exemption.

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

Disclosure of Information with Respect to Foreign Financial Assets

Certain U.S. individuals who hold any interest in “specified foreign financial assets,” including our shares or ADSs, during such holder’s taxable year must attach to their U.S. tax return for such year certain information with respect to each such asset if the aggregate value of all of such assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), unless such shares or ADSs are held in an account maintained by a U.S. payor, such as a U.S. financial institution or the U.S. branch of a foreign bank or insurer. For this purpose, a “specified foreign financial asset” includes any depositary, custodial or other financial account maintained by a foreign financial institution, and certain assets that are not held in an account maintained by a financial institution, including any stock or security issued by a person other than a U.S. person. A taxpayer subject to these rules who fails to furnish the required information may be subject to a penalty of $10,000, and an additional penalty may apply if the failure continues for more than 90 days after the taxpayer is notified of such failure by the Internal Revenue Service, unless the taxpayer demonstrates a reasonable cause for such failure to comply. An accuracy-related penalty of 40% is imposed for an underpayment of tax that is attributable to an “undisclosed foreign financial asset understatement,” which for this purpose is the portion of the understatement of gross income for any taxable year that is attributable to any transaction involving an “undisclosed foreign financial asset,” including any asset that is subject to information reporting requirements under these rules, which would include our shares or ADSs if the dollar threshold described above were satisfied.The applicable statute of limitations for assessment of U.S. federal income taxes is extended to six years if a taxpayer omits from gross income more than $5,000 and such omission is attributable to a foreign financial asset as to which reporting is required under the rules described in the preceding paragraph or would be so required if such rules were applied without regard to the dollar threshold or any other exceptions specified by the Internal Revenue Service. In addition, the statute of limitations will be suspended if a taxpayer fails to provide in a timely manner either information with respect to specified foreign financial assets required to be reported or the annual information reports required for holders of PFIC stock, including PFIC stock for which a QEF election is made. You should consult your own tax advisor concerning any obligation you may have to furnish information to the Internal Revenue Service as a result of holding our shares or ADSs.

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

Not Applicable.

Item 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2021, equity would have increased by €895.3 million and profit would have increased by €15.2 million. This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the U.S. dollar against the euro at December 31, 2021 and December 31, 2020 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest Rate Risk

Our interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose us to cash flow interest rate risks. The purpose of managing interest rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

A significant part of the financing in 2021 accrues interest at fixed rates. This fixed interest debt amounted to €4,373 million as of December 31, 2021, which represented 73.4% of our total debt in euros. The additional loans of €180.6 million in the aggregate from the European Investment Bank represented 3.0% of our total debt in euros.

Our senior euro denominated debt, including fixed and variable interest rate, represented 68% of our total senior debt at December 31, 2021 and 67% at December 31, 2020. Total fixed-interest debt represented a total of 58% of debt at December 31, 2021, and 46% at December 31, 2020.

As of the date of this annual report, we are not participating in interest rate hedges of Euros or U.S. dollars. In previous years, the fair value of interest rate swaps, contracted to reduce the impact of increases in variable interest rates (LIBOR and EURIBOR), were accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

If the interest rate had been 100 basis points higher at December 31, 2021, the interest expense would have increased by €35.4 million. A 100 basis points decrease in interest rates at December 31, 2021 would have had the opposite effect for the amounts shown above.

Market Price Risk

We are subject to price risk with respect to raw materials, which is mitigated by the vertical integration of the hemoderivatives business in a sector that is highly concentrated.

Item 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees. It has covered all such expenses incurred by us during 2021 for an amount of $2.1 million. The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

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

“BIDSXT” means a software tool that allows the analysis, interpretation and database management to transmit the results to the LIS.

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

“cGMP” means current Good Manufacturing Practice.

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

“CLL” means chronic lymphocytic leukaemia.

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

“Gri-fill System” is a process for the sterile filling of flexible material bags.

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

“IG” means immunoglobulin, which contains the pooled IgG (immunoglobulin (antibody) G) extracted from plasma.

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

“IVIG” means intravenous immunoglobulin, which is a blood product administered intravenously. It contains the pooled IgG (immunoglobulin (antibody) G) extracted from plasma. It is mainly used as treatment in four major categories: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases, (iii) neurological diseases and (iv) acute infections.

“Kawasaki disease” is a rare autoimmune disease that mostly affects children and causes inflammation of vessels, fever and rashes. This disease can be treated with IVIG.

“Koate-DVI” is a medication is used to control and prevent bleeding episodes in people with low levels of factor VIII (hemophilia A).

“LIS” means Laboratory information system.

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

“MM” means multiple myeloma.

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

“RFID” means Radio-Frequency Identification.

“SCIG” means subcutaneous immune globulin, which is a blood product administered subcutaneously. It contains the pooled IgG (immunoglobulin (antibody) G) extracted from plasma and is mainly used as treatment in four major categories: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases, (iii) neurological diseases and (iv) acute infections.

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

“WHO” refers to the World Health Organization.

PART II

Item 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15.CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officers and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were not effective due to the material weakness described below.

B.	Management’s Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a 15(f) and 15d 15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published financial statements under generally accepted accounting principles. For Grifols, “generally accepted accounting principles” means IFRS as issued by IASB.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on their assessment under these criteria, our management believes that, at December 31, 2021, our internal control over financial reporting is not effective.

KPMG Spain issued and signed on February 25, 2022 an unqualified opinion on our consolidated annual accounts as of and for the year ended December 31, 2021, prepared under IFRS-EU principles, issued for statutory purposes and did not report to the Audit Committee any significant deficiencies on the effectiveness of the internal control over financial reporting.

Afterwards and without having been provided any new document or evidence, KPMG has changed its initial assessment of the accounting treatment of a financial instrument (Equity vs Debt) which derived in a restatement of our consolidated annual accounts as of and for the year ended December 31, 2021 under IFRS-EU principles. This KPMG change in accounting conclusion reflects the highly complex contractual arrangements related to this financial instrument. At the date of preparation of this annual report on Form 20-F, the parties are analyzing the necessary modifications to the terms and conditions of the agreement in order to classify such transaction as an equity instrument, thereby reflecting the initial will of the parties.

In connection with the preparation of our consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, we concluded that there was a material weakness related to the design and implementation of controls over the classification of financial instruments subject to complex contractual arrangements attributable to the risk assessment process. This material weakness resulted in material misstatements in the classification of financial instruments that were corrected prior to the issuance of the financial statements.Our management is committed to maintaining a strong internal control environment in compliance with the accounting policies, controls and procedures to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published financial statements under generally accepted accounting principles.

C.	Attestation Report of the Registered Public Accounting Firm

KPMG, Auditores, S.L, the independent registered public accounting firm who audited our consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, has issued an attestation report expressing an adverse opinion on the Group’s internal control over financial reporting as stated in their report starting on page F-3 of this annual report on Form 20-F.

KPMG Auditores, S.L. has also audited, and issued an unqualified opinion with respect to our Group’s consolidated financial statements for 2021, which opinion is included on page F-11 of this annual report on Form 20-F.

D.	Changes in Internal Control over Financial Reporting

Our management has already implemented a remediation plan to reinforce the controls and procedures over the financial reporting by seeking advice from third-party accounting professionals for highly complex transactions.

Other than the already implemented remediation plan described above, there was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[RESERVED]

Item 16.AAUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Steven F. Mayer is an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and is an independent director under Rule 10A-3 under the Exchange Act.

Item 16.BCODE OF ETHICS

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

Item 16.CPRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2021 and 2020, and breaks down these amounts by category of service:

	2021	2020

	(in thousands of euros)
Audit fees	5,680	5,567
Audit-related fees(1)	828	399
Tax fees	9	11
All other fees(2)	107	105
Total	6,624	6,082
(1)	Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors.
(2)	All other fees primarily relate to contract compliance services and review of non-financial information.

The table below sets forth the total fees paid to other auditors for services performed in the years 2021 and 2020, and breaks down these amounts by category of service:

	2021	2020

	(in thousands of euros)
Audit fees	88	58
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	88	58

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

Item 16.DEXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.EPURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of December 31, 2021, we held 3,944,430 Class A shares and 5,070,530 Class B in treasury.

The Buy-back Program

On its meeting held on March 11, 2021, our Board of Directors resolved to implement a buy-back program of Grifols’ own shares (the “Buy-back Program”), in accordance with the authorization granted by Grifols’ ordinary general shareholders’ meeting held on October 9, 2020, under item 12 of its agenda.

The Buy-back Program was carried out pursuant to the provisions of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014, on market abuse regulation (the “MAR”) and Commission Delegated Regulation (EU) 2016/1052 of March 8, 2016, supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council (the “Delegated Regulation”) with regard to regulatory technical standards for the conditions applicable to buy-back programs and stabilization measures (with the exception of article 2 para. 1(a) of the Delegated Regulation) (the Delegated Regulation, together with the MAR, the “Buy-back Programme Rules”).

The maximum number of shares allowed to be acquired under the Buy-back Program was 6,875,549, in the aggregate. Specifically, 4,261,298 Class A shares and 2,614,251 Class B shares, representing approximately 1% of our share capital were allowed to be bought back. The maximum net investment allowed was €125 million. The purchase of Class A and Class B shares was to be made on a pro-rata basis, in accordance with the Articles of Association.

Grifols entrusted the execution of the Buy-back Program to an independent bank. This bank made its decisions regarding the number of shares, share price and time at which any share purchase was carried out without any influence of Grifols, in accordance with the Buy-back Program Rules. We did not exercise control over the bank’s decisions in this respect.

The Buy-back Program started on March 12, 2021, and remained in force until June 14, 2021, and the total of 3,944,430 Class A Shares and 2,419,896 Class B Shares were bought back.

Item 16.FCHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.GCORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2021) and those followed by NASDAQ-listed U.S. domestic issuers.

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

For a detailed discussion of the composition, responsibilities and terms of our Audit Committee, see Item 6 of Part I, “Directors, Senior Management and Employees—C. Board Practices—Committees of the Board—Audit Committee.”

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

Independence of the Audit Committee. All of the members of our Audit Committee meet the independence criteria set out in NASDAQ Listing Rules. Subsequent to the entry into force of Law 31/2014 and Law 22/2015, Spanish law requires that (a) the Audit Committee be composed of external directors (the majority of them being independent and one of them being appointed due to his knowledge and experience in accounting or auditing matters) and (b) the chairman of the Audit Committee is an independent director. For a further discussion regarding the composition of our Audit Committee, see Item 6 of Part I, “Directors, Senior Management and Employees—C. Board Practices—Committees of the Board—Audit Committee.”

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

Our Appointments and Remuneration Committee is comprised exclusively of external directors and is chaired by an independent director. For a detailed discussion of our Appointments and Remuneration Committee, see Item 6 of Part I, “Directors, Senior Management and Employees—C. Board Practices—Committees of the Board—Appointments and Remuneration Committee.”

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

Item 16.HMINE SAFETY DISCLOSURE

Not applicable.

Item 16.IDISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18 of this Part III.

Item 18.FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 of this Part III are attached hereto starting on page F-1 of this annual report on Form 20-F. The audit report of KPMG, our independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.EXHIBITS

Exhibit Number	Description

1.1

Articles of Association (Estatutos) of Grifols, S.A. (English translation) (incorporated herein by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

2.1

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636 filed July 12, 2012))

2.2

Amendment No. 2 to Deposit Agreement dated as of December 30, 2020 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

2.3

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed March 9, 2011)

2.4

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed May 18, 2009)

2.5

Senior Notes Indenture, dated as of April 26, 2017, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

Form of 3.200% Senior Note (included as Exhibit A to Exhibit 2.5)

2.6

First Supplemental Indenture, dated as of August 6, 2021, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.7

Senior Notes Indenture, dated as of November 15, 2019, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

Form of 1.625% Senior Note due 2025 (included as Exhibit A to Exhibit 2.7)

Exhibit Number	Description

Form of 2.250% Senior Note due 2027 (included as Exhibit B to Exhibit 2.7)

2.8

First Supplemental Indenture, dated as of August 6, 2021, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.9

Senior Notes Indenture, dated as of October 5, 2021, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols Escrow Issuer, S.A.U., Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

Form of dollar 4.750% Senior Note due 2028 (included as Exhibit A to Exhibit 2.9)*

Form of euro 3.875% Senior Note due 2028 (included as Exhibit B to Exhibit 2.9)*

4.1

Credit and Guaranty Agreement, dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

4.2

First Amendment, dated as of August 13, 2021, to the Credit and Guaranty Agreement dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent*

4.3	Description of Securities (incorporated herein by reference to Exhibit 4.7 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-1 of this annual report on Form 20-F)

10.1

Plasma Supply Agreement, dated as of February 5, 2019, among Grifols, S.A., Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema AG (incorporated herein by reference to Exhibit 10.1 of our Annual Report on Form 20-F/A (File No. 001-35193) filed on April 23, 2019)

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.

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
Name: Raimon Grifols Roura
Title: Director and Co-Chief Executive Officer

Date: April 29, 2022

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2021 and 2020

SUMMARY

Grifols, S.A. 29 April 2022

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2021 and 2020

SUMMARY

●	Appendices

	• Appendix I	Information on Group Companies, Associates and Others	F - 113
	● Appendix II	Operating Segments	F - 130
	● Appendix III	Changes in Other Intangible Assets	F - 132
	● Appendix IV	Movement in Rights of Use	F - 134
	● Appendix V	Movement in Property, Plant and Equipment	F - 136

Grifols, S.A. 29 April 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Grifols, S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the Company) as of 31 December 2021 and 2020, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and cash flows for each of the years in the three-year period ended 31 December 2021, and the related notes and Appendix I to V (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three year period ended 31 December 2021, in conformity with International Financial Reporting Standard as issued by the International Accounting Standard Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 29 April 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinions

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Evaluation of the Diagnostic goodwill impairment analysis

As discussed in Notes 4 and 7 to the consolidated financial statements, the goodwill balance as of 31 December 2021 was Euros 6,228,901 thousand, of which Euros 2,615,761 thousand related to the Diagnostic cash generating unit (CGU). The Company calculates the recoverable amount of goodwill on an annual basis and whenever there is an indication that goodwill may be impaired.

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

Grifols, S.A. 29 April 2022

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

29 April 2022

Grifols, S.A. 29 April 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Grifols, S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Grifols, S.A. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and cash flows for each of the years in the three-year period ended December 31, 2021 and the related notes and Appendix I to V (collectively, the consolidated financial statements), and our report dated April 29, 2022 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the design and implementation of controls over the classification of financial instruments subject to complex contractual arrangement attributable to the risk assessment has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Grifols, S.A. 29 April 2022

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

KPMG Auditores, S.L.

We have served as the Company’s auditor since 1990

Barcelona, Spain

29 April 2022

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2021 and 2020

(Expressed in thousands of Euros)

Assets	31/12/21	31/12/20
Goodwill (note 7)	6,228,901	5,332,271
Other intangible assets (note 8)	1,636,950	1,557,650
Rights of use (note 9)	795,657	678,696
Property, plant and equipment (note 10)	2,547,497	2,324,107
Investment in equity-accounted investees (note 11)	1,999,776	1,869,020
Non-current financial assets
Non-current financial assets measured at fair value	4,106	3,008
Non-current financial assets at amortized cost	358,161	195,149
Total non-current financial assets (note 12)	362,267	198,157
Deferred tax assets (note 28)	152,507	149,921
Total non-current assets	13,723,555	12,109,822

Inventories (note 13)	2,259,354	2,002,281
Current contract assets	1,939	—
Trade and other receivables
Trade receivables	432,197	383,233
Other receivables	55,063	72,360
Current income tax assets	12,448	64,565
Trade and other receivables (note 14)	499,708	520,158
Other current financial assets (note 12)
Current financial assets measured at fair value	3,238	—
Current financial assets at amortized cost	2,026,469	11,118
Total current financial assets (note 12)	2,029,707	11,118
Other current assets	64,079	51,750
Cash and cash equivalents (note 15)	655,493	579,647
Total current assets	5,510,280	3,164,954

Total assets	19,233,835	15,274,776

The accompanying notes form an integral part of the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2021 and 2020

(Expressed in thousands of Euros)

Equity and liabilities	31/12/21	31/12/20
Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	4,133,388	3,776,932
Treasury stock	(164,189)	(43,734)
Profit for the year attributable to the Parent	188,726	618,546
Total equity	5,188,257	5,382,076

Cash Flow hedges	3,130	—
Other comprehensive Income	(869)	(1,155)
Translation differences	333,091	(272,529)
Other comprehensive expenses	335,352	(273,684)
Equity attributable to the Parent (note 16)	5,523,609	5,108,392
Non-controlling interests (note 18)	1,793,489	1,611,663
Total equity	7,317,098	6,720,055

Liabilities

Grants (note 19)	15,036	17,008
Provisions (note 20)	24,122	27,271
Non-current financial liabilities (note 21)	7,768,950	6,602,100
Other non-current liabilities	333	16,391
Deferred tax liabilities (note 28)	633,984	556,813

Total non-current liabilities	8,442,425	7,219,583
Provisions (note 20)	31,407	11,175
Current financial liabilities (note 21)	2,438,291	424,612
Trade and other payables
Suppliers	628,992	601,618
Other payables	151,834	141,089
Current income tax liabilities	4,516	3,482
Total trade and other payables (note 22)	785,342	746,189
Other current liabilities (note 23)	219,272	153,162
Total current liabilities	3,474,312	1,335,138
Total liabilities	11,916,737	8,554,721

Total equity and liabilities	19,233,835	15,274,776

The accompanying notes form an integral part of the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

at 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

	31/12/21	31/12/20	31/12/19
Continuing Operations
Net revenue (notes 6 and 24)	4,933,118	5,340,038	5,098,691
Cost of sales	(2,970,522)	(3,084,873)	(2,757,459)
Gross Margin	1,962,596	2,255,165	2,341,232
Research and development	(354,881)	(294,216)	(276,018)
Selling, general and administration expenses	(1,061,508)	(985,616)	(942,821)
Operating Expenses	(1,416,389)	(1,279,832)	(1,218,839)
Other Income	16,302	—	—
Profit/(loss) of equity accounted investees with similar activity to that of the Group (note 11)	32,555	20,799	8,972
Operating Result	595,064	996,132	1,131,365
Finance income	11,551	8,021	114,197
Finance costs	(277,994)	(249,639)	(342,965)
Change in fair value of financial instruments	246	55,703	1,326
Impairment of financial assets at amortized cost	—	—	(37,666)
Exchange differences	(11,602)	8,246	(9,616)
Finance result (note 27)	(277,799)	(177,669)	(274,724)
Profit/(loss) of equity accounted investees (note 11)	33,188	60,166	(39,538)
Profit before income tax from continuing operations	350,453	878,629	817,103
Income tax expense (note 28)	(85,126)	(169,639)	(168,459)
Profit after income tax from continuing operations	265,327	708,990	648,644
Consolidated profit for the year	265,327	708,990	648,644
Profit attributable to the Parent	188,726	618,546	625,146
Profit attributable to non-controlling interest (note 18)	76,601	90,444	23,498
Basic earnings per share (Euros) (see note 17)	0.28	0.90	0.91
Diluted earnings per share (Euros) (see note 17)	0.28	0.90	0.91

The accompanying notes form an integral part of the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

	31/12/21	31/12/20	31/12/19
Consolidated profit for the year	265,327	708,990	648,644
Items for reclassification to profit or loss
Translation differences	811,683	(747,221)	33,256
Equity accounted investees (note 11) / Translation differences	(95,939)	21,916	(4,360)
Cash flow hedges - effective portion of changes in fair value	5,306	—	—
Cash flow hedges - amounts taken to profit or loss	(1,133)	—	—
Tax effect	(1,043)	—	—
Other	286	(252)	(349)
Other comprehensive income for the year, after tax	719,160	(725,557)	28,547
Total comprehensive income for the year	984,487	(16,567)	677,191
Total comprehensive income attributable to the Parent	797,762	1,408	641,772
Total comprehensive income attributable to non-controlling interests	186,725	(17,975)	35,419

The accompanying notes form an integral part of the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

	31/12/21	31/12/20	31/12/19
Cash flows from operating activities
Profit before tax	350,453	878,629	817,103
Adjustments for:	574,493	409,766	569,960
Amortization and depreciation (note 26)	359,767	321,533	302,455
Other adjustments:	214,726	88,233	267,505
(Profit) / losses on equity accounted investments (note 11)	(65,744)	(80,965)	30,566
Impairment of assets and net provision charges	64,091	(17,148)	(19,518)
(Profit) / losses on disposal of fixed assets (notes 8, 9 and 10)	1,196	1,067	1,399
Government grants taken to income (note 19)	(5,608)	(1,683)	(1,388)
Finance cost / (income)	246,189	170,535	255,841
Other adjustments	(25,398)	16,427	605
Change in operating assets and liabilities	(140,908)	106,283	(481,537)
Change in inventories	(157,474)	164,631	(323,748)
Change in trade and other receivables	(16,806)	(35,429)	(99,374)
Change in current financial assets and other current assets	(7,075)	(20,600)	(13,871)
Change in current trade and other payables	40,447	(2,319)	(44,544)
Other cash flows used in operating activities	(187,063)	(284,342)	(336,593)
Interest paid	(155,120)	(155,788)	(236,179)
Interest received	407	3,773	9,487
Income tax (paid) / received	(30,595)	(131,510)	(107,797)
Other received / (paid)	(1,755)	(817)	(2,104)
Net cash from operating activities	596,975	1,110,336	568,933
Cash flows from investing activities
Payments for investments	(876,678)	(858,387)	(551,497)
Group companies, associates and business units (notes 3, 2 (b) and 11)	(519,128)	(468,589)	(119,745)
Property, plant and equipment and intangible assets	(315,088)	(362,560)	(412,305)
Property, plant and equipment	(247,373)	(280,154)	(310,383)
Intangible assets	(67,715)	(82,406)	(101,922)
Other financial assets	(42,462)	(27,238)	(19,447)
Proceeds from the sale of investments	22,529	272	2,708
Group companies, associates and business units (notes 3, 2 (b) and 11)	20,399	—	—
Property, plant and equipment	639	272	2,708
Other financial assets	1,491	—	—
Net cash used in investing activities	(854,149)	(858,115)	(548,789)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(125,703)	—	—
Payments for treasury stock	(125,703)	—	—
Proceeds from and payments for financial liability instruments	2,746,380	(243,373)	(7,515)
Issue	3,324,399	108,541	120,079
Redemption and repayment	(495,327)	(272,877)	(53,809)
Lease payments	(82,692)	(79,037)	(73,785)
Dividends and interest on other equity instruments	(247,498)	(103,075)	(234,271)
Dividends paid	(258,946)	(113,230)	(238,740)
Dividends received	11,448	10,155	4,469
Other cash flows from / (used in) financing activities	(75,500)	(7,953)	(90,552)
Financing costs included in the amortized costs of the debt	(78,165)	(9,227)	(84,346)
Other amounts from / (used in) financing activities	2,665	1,274	(6,206)
Transaction with minority interests with no loss of control (note 3)	—	—	(18)
Net cash from/(used in) financing activities	2,297,679	(354,401)	(332,356)
Effect of exchange rate fluctuations on cash	55,459	(60,155)	20,402
Net increase / (decrease) in cash and cash equivalents	2,095,964	(162,335)	(291,810)
Cash and cash equivalents at beginning of the year	579,647	741,982	1,033,792
Cash and cash equivalents at year end (note 15)	2,675,611	579,647	741,982

The accompanying notes form an integral part of the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

	Attributable to shareholders of the Parent
							Accumulated other comprehensive income			Equity
				Profit attributable				Other		attributable
	Share	Share		to	Interim	Treasury	Translation	comprehensive	Cash flow	to	Non-controlling
	Capital	Premium	Reserves	Parent	dividend	Stock	differences	income	hedges	Parent	interests	Equity
Balance at 31 December 2018	119,604	910,728	2,441,931	596,642	(136,747)	(55,441)	349,391	(554)	—	4,225,554	471,050	4,696,604
Translation differences	—	—	—	—	—	—	16,975	—	—	16,975	11,921	28,896
Other comprehensive income	—	—	—	—	—	—	—	(349)	—	(349)	—	(349)
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	16,975	(349)	—	16,626	11,921	28,547
Profit/(loss) for the year	—	—	—	625,146	—	—	—	—	—	625,146	23,498	648,644
Total comprehensive income / (expense) for the year	—	—	—	625,146	—	—	16,975	(349)	—	641,772	35,419	677,191
Net change in treasury stock (note 16 (d))	—	—	—	—	—	5,857	—	—	—	5,857	—	5,857
Acquisition / Divestment of non-controlling interests (note 16 (c))	—	—	220,976	—	—	—	(22,009)	—	—	198,967	1,517,180	1,716,147
Other changes	—	—	(11,291)	—	—	—	—	—	—	(11,291)	—	(11,291)
Interim dividend	—	—	—	—	(136,828)	—	—	—	—	(136,828)	—	(136,828)
Distribution of 2018 profit:
Reserves	—	—	459,895	(459,895)	—	—	—	—	—	—	—	—
Dividends	—	—	(101,912)	—	—	—	—	—	—	(101,912)	—	(101,912)
Interim dividend	—	—	—	(136,747)	136,747	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	567,668	(596,642)	(81)	5,857	(22,009)	—	—	(45,207)	1,517,180	1,471,973
Balance at 31 December 2019	119,604	910,728	3,009,599	625,146	(136,828)	(49,584)	344,357	(903)	—	4,822,119	2,023,649	6,845,768
Translation differences	—	—	—	—	—	—	(616,886)	—	—	(616,886)	(108,419)	(725,305)
Other comprehensive income	—	—	—	—	—	—	—	(252)	—	(252)	—	(252)
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	(616,886)	(252)	—	(617,138)	(108,419)	(725,557)
Profit/(loss) for the year	—	—	—	618,546	—	—	—	—	—	618,546	90,444	708,990
Total comprehensive income / (expense) for the year	—	—	—	618,546	—	—	(616,886)	(252)	—	1,408	(17,975)	(16,567)
Net change in treasury stock (note 16 (d))	—	—	—	—	—	5,850	—	—	—	5,850	—	5,850
Acquisition / Divestment of non-controlling interests (note 16 (c))	—	—	405,698	—	—	—	—	—	—	405,698	(405,698)	—
Other changes	—	—	(13,453)	—	—	—	—	—	—	(13,453)	11,687	(1,766)
Distribution of 2019 profit:
Reserves	—	—	488,318	(488,318)	—	—	—	—	—	—	—	—
Dividends	—	—	(113,230)	—	—	—	—	—	—	(113,230)	—	(113,230)
Interim dividend	—	—	—	(136,828)	136,828	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	767,333	(625,146)	136,828	5,850	—	—	—	284,865	(394,011)	(109,146)
Balance at 31 December 2020	119,604	910,728	3,776,932	618,546	—	(43,734)	(272,529)	(1,155)	—	5,108,392	1,611,663	6,720,055
Translation differences	—	—	—	—	—	—	605,620	—	—	605,620	110,124	715,744
Cash flow hedges	—	—	—	—	—	—	—	—	3,130	3,130	—	3,130
Other comprehensive income	—	—	—	—	—	—	—	286	—	286	—	286
Other comprehensive income / (expense) for the year	—	—	—	—	—	—	605,620	286	3,130	609,036	110,124	719,160
Profit/(loss) for the year	—	—	—	188,726	—	—	—	—	—	188,726	76,601	265,327
Total comprehensive income / (expense) for the year	—	—	—	188,726	—	—	605,620	286	3,130	797,762	186,725	984,487
Net change in treasury stock (note 16 (d))	—	—	—	—	—	(120,455)	—	—	—	(120,455)	—	(120,455)
Acquisition / Divestment of non-controlling interests (note 16 (c))	—	—	(1,611)	—	—	—	—	—	—	(1,611)	1,522	(89)
Other changes	—	—	(8,036)	—	—	—	—	—	—	(8,036)	82	(7,954)
Distribution of 2020 profit:
Reserves	—	—	618,546	(618,546)	—	—	—	—	—	—	—	—
Dividends	—	—	(252,443)	—	—	—	—	—	—	(252,443)	(6,503)	(258,946)
Interim dividend	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners	—	—	356,456	(618,546)	—	(120,455)	—	—	—	(382,545)	(4,899)	(387,444)
Balance at 31 December 2021	119,604	910,728	4,133,388	188,726	—	(164,189)	333,091	(869)	3,130	5,523,609	1,793,489	7,317,098

The accompanying notes form an integral part of the consolidated financial statements

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(1)   Nature, Principal Activities and Subsidiaries

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Jesús i Maria, 6, 08022, Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

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

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares (ADRs) were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

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

(2)   Basis of Presentation

The consolidated financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated financial statements for 2021 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) which for Grifols Group purposes, are identical to the standards as endorsed by the International Financial Reporting Standards as adopted by the European Union (IFRS-EU) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2021, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended.

These consolidated financial statements were authorized for issue by the Board of Directors on 28 April 2022 and will be submitted for approval by the shareholders at their General Meeting.

These consolidated financial statements for 2021 show comparative figures for 2020 and voluntarily show figures for 2019 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for 2021, 2020 and 2019 and the consolidated balance sheet for 2021 and 2020, the effects of the application new standards described in note 2 must be taken into account.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2021 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

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

●	Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.
●	Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.
●	The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(t) and 28).
●	Determination of chargebacks made to certain customers in the United States (see note 4 s)

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

(b)   Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2021, 2020 and 2019, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method.

Although the Group holds 49% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence, it has been fully consolidated.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence, it has been fully consolidated.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Changes in associates and jointly controlled entities are detailed in note 11.

Changes in subsidiaries

In 2021:

●	Grifols Pyrenees Research Center, SL

Grifols, through its wholly-owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), owns 80% of the company Grifols Pyrenees Research Center, SL, which has been created to develop and manage a new research center specializing in immunology, which will enhance the knowledge of the human immune system and develop new immunological therapies. The contribution made by the Group amounts to Euros 2 thousand.

The remaining 20% belongs to the Government of Andorra, through its economic promotion office Andorra Desenvolupament i Inversió.

●	Gigagen, Inc.

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million.

With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it is considered a group company and to be consolidated under the full integration method. Until that date, the previous shareholding of 43.96% was accounted for by the equity method. The difference between the fair value of the previous shareholding and the value recognized in books is Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a gain for this amount “Profit/Loss of equity accounted investees” in the income statement (see note 3).

●	Prometic Plasma Resources, Inc.

On 31December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., reached an agreement to acquire all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 3).

●	Grifols Escrow Issuer, S.A.

On August 26, 2021, Grifols, S.A. acquired all of the shares of Grifols Escrow Issuer, S.A. for a total consideration of US Dollars 60 thousand.

●	Araclon Biotech, SL

On October 2021 Araclon Biotech, S.L carried out a share capital increases of Euros 10 million. After the latter capital increase Grifols’ interest rises to 75.85%.

The following companies have been incorporated during 2021 and have been included in the consolidated Grifols Group.

●	Grifols Middle East&Africa, LLC
●	Grifols Bio North America, LLC
●	Biomat Holdco, LLC
●	Biomat Newco, Corp

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In 2020:

●	Grifols Diagnostic Solutions, Inc.

On 30 March 2020, Grifols closed a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols delivered 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange received 1,766 million SRAAS shares (representing 26.2% of the share capital). Thus, Grifols became the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS (see note 11).

●	Plasmavita Healthcare GmbH

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity shares of 50% has remained unaffected after the contribution. However, in assessing the existence of control due to the new shareholders’ agreement signed on this date, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated (see note 3).

●	Alkahest, Inc.

On 2 September 2020, the Group reached an agreement with the shareholders of Alkahest Inc. (“Alkahest”) to acquire 57.55% of Alkahest’s shares for a total price of US Dollars 146 million, on a debt free basis (see note 3).

●	Green Cross

On 20 July 2020, Grifols executed share purchase arrangements with the South Korean-based GC Pharma (Group) (“GC Pharma”) and other investors for the purchase of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, (the “Factories”) and 11 plasma collection centers located in the United States (“the “Donation Centers”), for a total price of Euros 387,917 thousands (US Dollars 457,160 thousand), on a debt free basis. Grifols will not require supplementary financing for this transaction. On 1 October 2020, the transaction was closed (see note 3).

●	VCN Biosciences, S.L.

On 2 December 2020, VCN Biosciences, S.L. carried out a share capital increase of Euros 5 million. Consequently, the Group interest rises from 81.34% to 86.83%.

In 2019:

●	Interstate Blood Bank

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

●	Progenika Biopharma

On 24 July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceased to have non-controlling interest (see notes 18 and 16 (c)).

●	Araclon Biotech, SL

On 16 April 2019 and 3 December 2019 Araclon Biotech, S.L carried out two share capital increases of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1% (see notes 18 and 16 (c)).

●	Instituto Grifols, S.A.

With effect as of 1 January 2019, Instituto Grifols, S.A. and Gri-Cel, S.A. entered into a merger agreement. The surviving company was Instituto Grifols, S.A.

(c)	Amendments to IFRS in 2021, 2020 and 2019

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The Group adopted IFRS 16 for the first time on 1 January 2019 but did not restated comparative figures for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules were therefore recognized in the opening balance sheet at 1 January 2019.

On 1 January 2019 there was no impact on equity due to the first-time  application of IFRS 16.

The main policies, estimates and criteria for the application of IFRS 16 are as follows:

●	Scope: IFRS 16 evaluation considers all the contracts in which the Group acts as lessee, except for contracts between the Group companies and the cancelable contracts.
●	Transition approach: The Group opted to implement IFRS 16 using the modified retrospective approach, whereby the right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application. When applying this modified retrospective approach, the Group did not re-express the comparative information.
●	Discount rates: under IFRS 16, a lessee discounts the future lease payments using the interest rate implicit in the lease if that rate can be readily determined. Otherwise, the lessee uses the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan over a similar term, and with similar security, to obtain an asset of a similar value to the right–of-use asset.

At 31 December 2021, an incremental effective interest rate has been applied and varies from 2.12% to 8.37% depending on the geographical area and the term of the lease agreement at the transition date (1.55% to 7.21% at 31 December 2020).

●	The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral extension or termination option and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account.

The Group leases several buildings, equipment and vehicles. Leases agreements are usually made for fixed periods, as shown below:

Average lease term
Buildings and warehouses	10 to 15 years
Donor centers	13 to 15 years
PCs and hardware	3 to 5 years
Machinery	4 to 5 years
Vehicles	3 to 5 years

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The lease terms of the agreements are negotiated on an individual basis and contain a wide range of terms and conditions.

The Group’s activities as a lessor are immaterial, and therefore the application of IFRS 16 did not have a significant impact on the consolidated financial statements.

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

Grifols did not identify significant uncertain tax lawsuits, and consequently the application of the criteria contained in the mentioned interpretation did not have a significant impact on Grifols for fiscal year 2019 nor in the following. This evaluation consisted of a review of the criteria applied to estimate income tax and the tax loss carryforwards and deductions to be offset, and it was determined that these comply substantially with the current tax regulations where Grifols operates. In this evaluation, it was considered that the deferred tax assets, mainly for tax credits for tax losses carryforwards and deductions to be offset, is the main line item that includes assumptions and uncertainties to estimate their recognition (see note 28(b)). The recognition and/or recoverability of such assets is based on the ability to generate future taxable profits. In this analysis, the following assumptions are considered:

●	Future taxable income based on the economic plans and budgets approved for the various Grifols Group companies,
●	Tax regulation of the different countries in which they operate,
●	Scheduled calendar for reversal of deferred tax liabilities.

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

As mentioned in note 28, Grifols assesses uncertain tax treatments and recognizes the effect of the uncertainty on taxable profit or loss. At December 31, 2021, Grifols has adequately hedged potential tax claim liabilities with no individually significant uncertain tax treatments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Effective in 2021

The following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force in 2021 and, therefore, have been taken into account in the preparation of these consolidated financial statements:

Mandatory application for annual periods
Standards		EU effective date	IASB effective date
IFRS 4	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9 (issued on 25 June 2020)	1 January 2021	1 January 2021
Various	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020)	1 January 2021	1 January 2021
IFRS 16	Amendment to IFRS 16 Leases Covid 19-Related Rent Concessions beyond 30 June 2021 (issued on 31 March 2021)	1 April 2021	1 April 2021

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The application of these standards and interpretations has had no significant impact on these consolidated financial statements.

Standards issued but not effective in 2021

At the date these consolidated financial statements were authorized for issue, the following IFRS, amendments and IFRIC interpretations have been published by the European Union but their application is not mandatory until the future periods indicated below:

Mandatory application for annual periods
Standards		EU effective date	IASB effective date

IFRS 17	Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)	1 January 2023	1 January 2023
IFRS 17

Amendments to IFRS 17 Isurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (issued on 9 December 2021) Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and

		pending	pending
IAS 1	Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on 23 January 2020 and 15 July 2020 respectively).	pending	1 January 2023
IAS 1	Amendments issued 12 February 2021 to:• IAS 1 Presentation of Financial Statements ;• IFRS Practice Statement 2: Disclosure of Accounting policies	1 January 2023	1 January 2023
IAS 8	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estitmates (issued on 12 February 2021)	1 January 2023	1 January 2023
IAS 12	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021)	pending	1 January 2023
Various

Amendments issued 14 May 2020 to:• IFRS 3 Business Combinations: references to the Conceptual Framework;• IAS 16 Property, Plant and Equipment: Proceeds before Intended Use; • IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts — Cost of Fulfilling a Contract ; and• Annual Improvements to IFRSs 2018-2020: IFRS 1, IFRS 9,
IFRS 16 and IAS 41.

		1 January 2022	1 January 2022

The Group has not applied any of these standards or interpretations in advance of their effective date.

The application of these standards and interpretations has had no significant impact on these consolidated financial statements.

(3)   Business Combinations

2021

●	Gigagen, Inc.

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

GigaGen is a U.S. biotechnology company specializing in the discovery and early development of recombinant biotherapeutic drugs. GigaGen’s research focuses on the discovery of new biological treatments based on antibodies derived from millions of donor-derived immune system cells.

With the acquisition of 100% of the shareholding, Grifols obtains control over Gigagen and, therefore, it is considered a group company and is consolidated under the full consolidation method. Until that date, the previous shareholding of 43.96% was accounted for using the equity method. The difference between the fair value of the previous shareholding and the value recognized in books is Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a profit for this amount under “Profit/(loss) of equity accounted investees “ in the income statement.

From the total amount agreed, as of 31 December 2021, an amount of Euros 38,201 thousand has been paid in cash and Euros 36,591 thousand are payable. This amount is presented under “Current financial liabilities” in the balance sheet and matures in March 2022.

The Group has recognized an amount of Euros 404 thousand of transaction costs under operating expenses in the consolidated income statement.

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

	Thousandss of	Thousandss of
	Euros	US Dollars
Consideration paid
First repurchase of non-controlling interests	38,201	46,203
Second repurchase of non-controlling interests (discounted amount)	35,227	42,608
Total consideration paid	73,428	88,811

Fair value of the previous investment in the company	50,792	61,434

Fair value of net assets acquired	18,760	22,691
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	105,460	127,554

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair value
	Thousandss of	Thousands of
	Euros	US Dollars
Development costs in progress (note 8)	24,027	29,061
Property, plant and equipment (note 8)	1,168	1,413
Non-current financial assets	151	183
Trade and other receivables	56	68
Other current assets	2,368	2,864
Cash and cash equivalents	12,389	14,985

Total assets	40,159	48,574
Non current liabilities	(17,792)	(21,520)
Current liabilities	(3,607)	(4,363)
Total liabilities and contingent liabilities	(21,399)	(25,883)
Total net assets identified	18,760	22,691

The fair value of the R&D projects in progress has been estimated based on market approach of comparable transactions.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The resulting goodwill was allocated to the others segment and includes the specialized R&D workforce and the portfolio of future early stage products.

The acquired business has generated consolidated results for the Group during the period from the acquisition date to year-end in the amount of Euros 4,350 thousand.

If the acquisition had occurred as of 1 January 2021, the Group’s net revenues and results would not have changed significantly.

●	BPL Plasma, Inc.

On 28 February 2021, Biomat USA, Inc. the Group’s American subsidiary, acquired 25 plasma donation centers in the United States from BPL Plasma, Inc. a subsidiary of Bio Products Laboratory Holdings Limited, for US Dollars 385 million.

The transaction has received the necessary regulatory approvals and has been financed with its own resources, without issuing debt.

Grifols will obtain approximately one million liters of plasma per year from these centers.

The Group has recognized transaction costs of Euros 2,764 thousand in operating expenses in the consolidated income statement.

Aggregate details of the cost of the business combination, the provisional definitive fair value of the net assets acquired and the provisional definitive goodwill at the acquisition date are shown below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid
First payment performed	9,921	12,000
Cash paid at the transaction closing date	308,016	372,548
Total consideration paid	317,937	384,548
Fair value of net assets acquired	15,039	18,190
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	302,898	366,358

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Property, plant and equipment (note 10)	14,406	17,424
Non-current financial assets	85	103
Inventories	557	674
Total assets	15,048	18,201
Current liabilities	(9)	(11)
Total liabilities and contingent liabilities	(9)	(11)
Total net assets identified	15,039	18,190

The resulting goodwill has been allocated to the Bioscience segment and includes the donor database, licenses and workforce.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

●	Acquisition of plasma centers from Kedplasma, LLC.

On 31 March 2021, Biomat USA, Inc., the Group’s American subsidiary, acquired 7 plasma donation centers in the United States from the company Kedplasma, LLC for US Dollars 55.2 million. All the centers acquired are licensed by the U.S. Food and Drug Administration (FDA) and the European authorities.

Grifols will have immediate access to the plasma obtained at these centers, which obtain approximately 240,000 liters of plasma per year.

The transaction has received the necessary regulatory approvals and has been financed with equity without issuing debt.

The Group has recognized transaction costs of Euros 625 thousand in operating expenses in the consolidated income statement.

Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid Cash paid	45,638	55,200
Total consideration paid	45,638	55,200
Fair value of net assets acquired	2,692	3,256
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	42,946	51,944

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Property, plant and equipment (note 10)	2,448	2,961
Inventories	244	295
Total assets	2,692	3,256
Total net assets identified	2,692	3,256

The resulting goodwill has been allocated to the Bioscience segment and includes the donor database, licenses and workforce.

●	Prometic Plasma Resources, Inc.

On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., acquired all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 2).

The purchase price has been assigned provisionally to Goodwill in the consolidated balance sheet, considering that the initial accounting has not been completed at the end of the reporting period.

2020

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)  Plasmavita

In November 2017, Grifols established Plasmavita Healthcare GmbH (hereinafter Plasmavita), a joint venture between Grifols (50%) and two other partners (50%) for the construction and operation of 10 plasma donor centers in Germany.

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unchanged after the contribution. However, in assessing the existence of control due to new shareholder agreement signed on this date, the following was concluded:

-

Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Plasmavita and the distribution of dividends. Grifols has the power to make key business decisions.

-	Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee.
-	Grifols has the casting vote to distribute dividends.

Considering the above, it was concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated.

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

The resulting goodwill has been allocated to the Bioscience segment, and it includes the donor data base, licenses and workforce

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

If the acquisition had taken place on 1 January 2020, the net amount of the Group´s revenue and profit would not have differed significantly. The revenue and consolidated profit generated by Plasmavita between the acquisition date and 31 December 2020 are not significant for the Group.

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

(b)  Alkahest, Inc.

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. (“Alkahest”) for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand), which was subject to approval by regulatory authorities. As part of the agreement, the Group had:

●	Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Alkahest and the distribution of dividends. Grifols has the power to decide on key business decisions.
●	Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee.

Considering the above, it was concluded that Grifols has control over Alkahest and, therefore, it is considered part of the group and it has been fully consolidated. Until that date, the previous 42.45% stake in Alkahest was recorded using the equity method. The difference between the fair value of the previous investment and the book value amounted to Euros 86,743 thousand (US Dollars 102,552 thousand) and has been recognized as income under “Profit/(loss) of equity accounted investees” in the consolidated statement of profit and loss.

On 15 October 2020, and as a result of the aforementioned share purchase agreement, Grifols proceeded to acquire 57.55% of the capital of Alkahest. After the transaction, the Group owns 100% of the company’s share capital. Given that Grifols already had control of Alkahest, the transaction has been recorded as an agreement with the non-controlling interest, which has meant the recognition of a liability at amortized cost of Euros 121,149 thousand (US Dollars 143,706 thousand) and a decrease in “Non-controlling interests” in the amount of Euros 121,486 thousand (US Dollars 143,307 thousand), net of recorded losses and “Other reserves “in the amount of Euros 337 thousand (US Dollars 399 thousand).

At 31 December 2020, the amount payable totaled Euros 100,492 thousand and was presented under the line item “Current financial liabilities”. This amount has been settled on 1 February 2021(see note 21).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair Value
		Thousand of
	Thousand of Euros	US Dollars
Other Intangible Assets (note 8)	265,617	314,198
Property, plant and equipement (note 10)	4,970	5,879
Other non current assets	178	210
Trade and other reeceivables	2,552	3,019
Other current assets	1,610	1,904
Cash and cash equivalents	7,563	8,946
Total assets	282,489	334,156
Non-current financial liabilities	(42,269)	(50,000)
Deferred tax liability	(74,372)	(87,975)
Other non-current liabilities	(19,644)	(23,237)
Trade and other payables	(1,863)	(2,204)
Other current liabilities	(4,264)	(5,044)
Total Liabilities	(142,413)	(168,460)
Fair value of net assets acquired	140,076	165,696

The resulting goodwill has been allocated to the Others segment and it mainly includes the workforce.

The fair value of research and clinical development projects in progress that include products for neurodegenerative disorders, neuromuscular and ophthalmologic diseases have been estimated according to an income approach based on risk-adjusted discounted free cash flows.

Had the acquisition taken place on 1 January 2020, the net amount of the Group´s revenue would not have changed significantly, and the net profit would have decreased by Euros 30,045 thousand. The profit of Alkahest between the acquisition date and 31 December 2020 amounted to Euros (12,317) thousand.  The amount of net revenue has not changed significantly.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

		Thousands of US
	Thousands of Euros	Dollars
Consideration paid
Cash paid	387,917	457,160
Total consideration paid	387,917	457,160
Fair value of net assets acquired	194,227	228,897
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	193,690	228,263

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair Value
	Thousand of Euros	Thousand of US Dollars
Other Intangible Assets	2,877	3,390
Rights of Use	11,642	13,720
Property, plant and equipement	158,148	186,377
Deferred tax assets	33,081	38,986
Other non current assets	122	144
Inventories	2,999	3,534
Trade and other reeceivables	3,484	4,106
Other current assets	943	1,111
Cash and cash equivalents	6,053	7,133
Total assets	219,349	258,501
Non-current financial liabilities	(13,150)	(15,497)
Current financial liabilities	(797)	(939)
Trade and other payables	(11,175)	(13,168)
Total Liabilities	(25,122)	(29,604)
Fair value of net assets acquired	194,227	228,897

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

(b)   Business combinations

On the date of transition to IFRS-IASB, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognized using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:

●Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date;
●Income and expenses, including comparative amounts, are translated using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;
●Translation differences resulting from application of the above criteria are recognized in other comprehensive income.

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

Property, plant and equipment are depreciated using the following criteria:

	Depreciation method	Rates
Buildings	Straight line	1% - 3%
Other property, technical equipment and machinery	Straight line	4% - 10%
Other property, plant and equipment	Straight line	7% - 33%

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

Goodwill is not amortized but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains and losses on the sale of an entity include the carrying amount of the goodwill related to the entity sold.

(ii)	Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Costs related with development activities are capitalized when:

●	The Group has technical studies that demonstrate the feasibility of the production process;
●	The Group has undertaken a commitment to complete production of the asset, to make it available for sale or internal use;
●	The asset will generate sufficient future economic benefits;
●	The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects.

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

(iv)	Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in business combinations normally includes the fair value of R&D projects, Intellectual Property Patents, current contracts and products currently being marketed, and are included within “Other intangible assets” and “Development expenses” as appropriate.

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

(i)   Leases

The Group changed its accounting policies in relation to leases when it is a lessee as a result of adopting IFRS 16. The policy is described in note 2(c) and the impact of the change in notes 2 (c) and 9.

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

When the lessee does not have the right to control the use of the asset, the contract does not contain a lease.

Non-lease contracts are not under this policy and the accounting treatment will be that of a service contract (usually recognized as an expense).

(ii)	Accounting policies

Lease contracts, where the Group acts as lessee, is recognized at inception of the contract as:

●	A lease liability representing its obligation to make future lease payments and,
●	A right of use representing its right to use the identified asset.

Exception: lease contracts that fulfill any of the following conditions will be recognized as monthly expense over the lease term:

●	For lease contracts where the lease term is 12 months or less at the commencement date.
●	For lease contracts where the value of the leased asset (individually), when new, is lower than US Dollars 5,000 or its equivalent in another currency.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The incremental borrowing rate is determined considering the following criteria:

-Geographical areas

-Financial terms

-Lease contracts terms

-Reference rate: Risk free rate

-Financing spread

Subsequent measurement

Subsequently, the lease financial liability will be increased by the interest on the lease liability and reduced by the payments made. The liability will be remeasured if there are changes in the amounts payable and the lease terms.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Lease liabilities will:

●	Increase the carrying amount to interest on the lease liability;
●	Reduce the carrying amount to reflect the lease payments made; and
●	Remeasure (increase or reduce) the carrying amount to reflect any reassessment or lease modifications. The balancing entry will be a lease expense for retrospective lease payments or right-of-use-assets for future lease payments. The discount rate to be used depends on the event causing the reassessment or modification.

Right-of-use asset (ROU asset)

Initial measurement

ROU assets are initially measured at cost, which comprises:

●	The amount of the initial measurement of the lease liability,
●	Any lease payments made to the lessor at or before the commencement date,
●	Estimated costs to dismantle or to remove the underlying asset,
●	Less any discount or incentive received from the lessor.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

In order to determine the fair value of financial assets or liabilities, the Group uses market data as much as possible. Based on the factors used for the measurement, the fair values are hierarchized based on the following levels:

●	Level 1: quoted prices (unadjusted) within current markets for assets or liabilities identical to those under consideration.
●	Level 2: factors other than the prices considered in Level 1 that come directly from the asset or liability in question, such as those that may derive directly from the price.
●	Level 3: factors not based on data directly from the market.

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

A financial asset or liability is classified as held for trading if:

●	It is acquired or incurred mainly for the purpose of selling it or repurchasing it in the near term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

●	On initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or
●	It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

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

(viii)Impairment

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

(l)Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is signed and at the closing date. The gain or loss recognition method depends on whether the derivative financial instrument has been designated as a hedging instrument and, if so, the nature of the item being hedged.

For the purpose of their recognition, derivative financial instruments are classified as:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(i)  Cash flow hedges that qualify for hedge accounting

Hedge effectiveness

The effectiveness of the hedge is determined at the beginning of the hedging relationship and through periodic evaluations of the effectiveness in order to ensure that there exists an economic relationship between the hedged item and the hedging instrument.

In order to evaluate the effectiveness of derivatives such as cross-currency euro/dollar swaps, the Group uses the hypothetical derivative method. This hypothetical derivative is built without including the credit risk and the currency spread. According to the hypothetical derivative method, the cumulative change in the fair value of the real currency swap, excluding the currency spread effect, is compared to the cumulative change in the fair value of the hypothetical swap. Therefore, the hypothetical derivative is built as a cross-currency swap with euro fixed payment and a dollar fixed reception without the inclusion of the credit risk or the currency spread and with a nil fair value at the date of designation.

Accounting

At the inception of the hedging relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, including whether changes in cash flows of the hedging instruments are expected to offset changes in cash flows of the hedged items. The Group documents its risk management objective and strategy for undertaking its hedging transactions.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in the cash flow reserve within equity. For cross-currency swaps it the currency spread of the hedging relationship is excluded in order to be recognized as hedging costs within equity. The gain or loss related to the ineffective portion is recognized immediately in income for the year, under “Changes in fair value of financial instruments”.

Cumulative amounts in the cash flow reserve within equity are recognized in the statement of profit and loss when the hedged item affects profit or loss or when ineffectiveness is identified.

The fair values of derivative financial instruments designated in hedging relationships are disclosed in note 30. Movements in the hedging reserve included in equity are shown in note 16 (c).

(ii)  Cash flow hedges that do not qualify for hedge accounting

Derivative financial instruments which do not meet the criteria for applying hedge accounting are classified as held for trading. The fair value changes are recognized immediately in the consolidated statement of profit and loss.

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

When the cost of inventories exceeds net realizable value, materials are written down to net realizable value, which is understood to be:

●	For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production;
●	Merchandise and finished goods, estimated selling price less costs to sell;
●	Work in progress, the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(s)   Revenue recognition

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

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

(t)   Income tax

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

(i)    Taxable temporary differences

Taxable temporary differences are recognized in all cases except where:

●They arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income;

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

●They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.

(ii)   Deductible temporary differences

Deductible temporary differences are recognized provided that:

●It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilized, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income;
●The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(v)   Classification of assets and liabilities as current and non-current

The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:

●Assets are classified as current when they are expected to be realized or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realized within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date.
●Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.
●Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the financial statements are authorized for issue.

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

The Group is exposed to the following risks associated with the use of financial instruments:

● Credit risk

● Liquidity risk

● Market risk: includes interest rate risk, currency risk and other price risks.

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

Concentration of credit risk

For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers’ credit rating, as well as the internal classification systems currently in place for new customers and considering that collection periods are mostly under 30 days, there is no significant impact for the Group.

In this context, Grifols made an assessment of possible changes in the credit risk through the estimation of the expected credit loss model, to ensure that it is reflecting the global economic impact of COVID-19. This assessment took into consideration available information on past events, the current situation and future economic forecasts having a potential impact on the credit risk. The update of the model mainly entailed the application of an incremental coefficient to the historical default rate to reflect the greater uncertainty regarding future economic scenarios and its impact on the expected credit loss. Based on the available information, it was concluded that there is no significant impact on the credit portfolio  impairment as a result of the economic consequences of COVID-19. In addition, at 31 December 2021, no significant changes were observed in the payment profile of the main customers with which Grifols holds outstanding balances that are not subject to receivable sales and purchases with financial institutions.

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

In October 2021 Grifols completed the issuance of two bonds (Senior Notes) for an amount of Euros 1,400 million and US Dollars 705 million, both maturing in 2028 (see note 21).

On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

In September 2018 the Group received an additional non-current loan from the European Investment Bank totaling Euros 85,000 thousand. The loan will be used to support certain investments in R&D which are mainly focused on searching for new therapeutic for plasmatic proteins. Financial terms include a fixed interest rate for a period of 10 years with a grace period of two years. At 31 December 2021, the carrying amount of the loans obtained from the European Investment Bank is Euros 180,625 thousand (Euros 212,500 thousand at 31 December 2020).

At 31 December 2021 the Group has total cash and cash equivalents of Euros 655,493 thousand (Euros 579,647 thousand at 31 December 2020). The Group also has approximately Euros 621,989 thousand in unused credit facilities (Euros 922,553 thousand at 31 December 2020), including Euros 534,429 thousand on the revolving credit facility (Euros 817,394 thousand at 31 December 2020).

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

As mentioned in note 21, the Group has issued a US Dollars 705 million bond, therefore the Group uses a US Dollars 500 million currency swap to hedge, in part, its exposure to the currency risk associated with this transaction.

The Group applies the cost of hedging method. This method enables the Group to exclude the currency basis spread from the designated hedging instrument and, subject to certain requirements, changes in their fair value attributable to this component are recognized in other comprehensive income.

Details of the Group’s exposure to currency risk at 31 December 2021 and 2020 of the most significant financial instruments are shown in note 30.

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

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt amounts to Euros 4,878 million, which represents approximately 60% of the Group’s total debt (46% at 31 December 2020). It corresponds to the senior notes, senior unsecured notes and the loans received from the European Investment Bank.

Senior debt in Euros represents approximately 38% of the Group’s total Senior debt at 31 December 2021 (40% at 31 December 2020).

Details of the Group’s exposure to interest rate risk at 31 December 2021 and 2020 are shown in note 30.

(iii)	Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector.

(b)	Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The directors consider various arguments to calculate capital structure:

●	The directors control capital performance using rates of returns on equity (ROE). In 2021 the ROE stood at 3% (12% in 2020). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

	Thousands of Euros
	2021	2020
Profit attributable to the Parent	188,726	618,546

Equity attributable to the Parent	5,523,609	5,108,392

ROE	3%	12%

●	In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2021 and 2020, the Group complies with the covenants in the contract.
●	Consideration of the Group’s credit rating (see note 21 (d)).

The Parent held Class B treasury stock equivalent to 1.31% of its capital at 31 December 2021 (0.4% at 31 December 2020).

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

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

●	Balance sheet: equity, cash and cash equivalents and loans and borrowings.
●	Statement of profit and loss: finance result and income tax.
(a)	Operating segments

The operating segments defined by the steering committee are as follows:

●	Bioscience: including all activities related with products derived from human plasma for therapeutic use.
●	Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.
●	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.
●	Bio Supplies: groups together all transactions related to biological products for non-therapeutic use, Kedrion production agreements, and third-party plasma sales channeled through Haema and Biotest.
●	Others: including the rendering of manufacturing services to third party companies and other research activities.

Details of sales by groups of products for 2021, 2020 and 2019 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Bioscience
Haemoderivatives	3,814,983	4,242,502	3,993,462
Diagnostic
Transfusional medicine	712,238	714,164	680,766
Other diagnostic	23,625	27,630	19,937
Hospital
Fluid therapy and nutrition	46,670	41,359	47,677
Hospital supplies	70,217	58,303	67,489
Bio supplies	225,765	224,090	266,540
Others	39,620	31,990	22,820

Total	4,933,118	5,340,038	5,098,691

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2021, 97.4% of the income from the sale of goods and services has been recognized at a certain point-in-time (97.5% in 2020 and 97.2% in 2019).

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

● All these products are human plasma derivatives and are manufactured in a similar way.

● The customers and methods used to distribute these products are similar.

● All these products are subject to the same regulations regarding production and the same regulatory environment.

(b)Geographical information

Geographical information is grouped into four areas:

● United States of America and Canada

● Spain

● Rest of the European Union

● Rest of the world

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

(c)Main customers

In 2021, no customer has accounted for more than 10% of the Group’s gross revenues. In 2020, 10.38% of the Group’s gross revenues corresponded to revenues from a major customer in the Bioscience segment. In 2019, no customer accounted for more than 10% of the Group’s gross revenues.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(7)   Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2021 were as follows:

		Thousands of Euros
		Balance at	Business		Translation	Balance at
	Segment	31/12/2020	Combination	Transfers	differences	31/12/2021
Net value
Grifols UK.Ltd. (UK)	Bioscience	7,674	—	—	511	8,185
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	234,791	345,844	51,364	44,322	676,321
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,538	—	—	214	9,752
Grifols Therapeutics, Inc. (USA)	Bioscience	1,816,404	—	—	145,620	1,962,024
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	(6,000)	—	—	—
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,376,978	—	—	188,515	2,565,493
Kiro Grifols S.L. (Spain)	Hospital	24,376	—	—	—	24,376
Goetech LLC (USA)	Hospital	55,167	—	—	4,423	59,590
Haema AG (Germany)	Bioscience	190,014	—	—	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Bioscience	140,334	—	—	11,250	151,584
Interstate Blood Bank, Inc. (USA)	Bioscience	158,479	—	—	12,705	171,184
Plasmavita Healthcare GmbH (Alemania)	Bioscience	9,987	—	—	—	9,987
Alkahest, Inc (EEUU)	Others	71,910	—	—	5,765	77,675
Grifols Canada Therapeutics, Inc (formerly Green Cross Biotherapeutics, Inc.) (Canada)	Bioscience	134,569	16,667	—	12,225	163,461
GCAM, Inc (formerly Green Cross America Inc.) (USA)	Bioscience	49,416	—	(51,364)	1,948	—
GigaGen, Inc (ver nota 3)	Others		105,460	—	7,161	112,621
		5,332,271	461,971	0	434,659	6,228,901

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of and movement in this caption of the consolidated balance sheet at 31 December 2020 are as follows:

		Thousands of Euros
		Balance at	Business		Translation	Balance at
	Segment	31/12/2019	Combination	Disposals	differences	31/12/2020
Net value
Grifols UK.Ltd. (UK)	Bioscience	8,107	—	—	(433)	7,674
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	255,896	—	—	(21,105)	234,791
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,472	—	—	66	9,538
Grifols Therapeutics, Inc. (USA)	Bioscience	1,979,678	—	—	(163,274)	1,816,404
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	—	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,600,950	—	(12,902)	(211,070)	2,376,978
Kiro Grifols S.L. (Spain)	Hospital	24,376	—	—	—	24,376
Goetech LLC (USA)	Hospital	60,126	—	—	(4,959)	55,167
Haema AG (Germany)	Bioscience	190,014	—	—	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Bioscience	152,948	—	—	(12,614)	140,334
Interstate Blood Bank, Inc. (USA)	Bioscience	172,862	—	—	(14,383)	158,479
Plasmavita Healthcare GmbH (Germany)	Bioscience	—	9,987	—	—	9,987
Alkahest, Inc (USA)	Others	—	74,372	—	(2,462)	71,910
Green Cross Biotherapeutics, Inc. (Canada)	Bioscience	—	133,443	—	1,126	134,569
Green Cross America Inc.(USA)	Bioscience	—	51,299	—	(1,883)	49,416
		5,507,063	269,101	(12,902)	(430,991)	5,332,271
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

As a result of the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic’s share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

Due to the acquisition of an additional 40% stake in Kiro Grifols S.L. and a 51% stake in Goetech LLC (Medkeeper), the Group decided to group Kiro Grifols S.L., Laboratorios Grifols S.L. and Medkeeper into a single CGU for the Hospital business since the acquisitions are supporting cross-selling opportunities.

The CGUs established by management are:

● Bioscience

● Diagnostic

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

● Hospital

The COVID-19 pandemic has caused unprecedented turmoil in the global economy. Our products from Bioscience CGU are considered lifesaving and have been identified as a strategic industry for most governments and therefore are prevented from being suspended. However, at the preparation date of the financial statements, Grifols has estimated a temporary impact derived from COVID-19 (see note 34).

The recoverable amount of the Bioscience CGU and Hospital CGU has been calculated based on its value in use calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs of disposal calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk.

Management has determined the gross margin based on past experience and the current situation derived from the COVID-19 pandemic, investments in progress which would imply significant growth in production capacity and its forecast international market development.

Unlike the previous year, the recoverable amount calculations of the CGUs do not use expected cash flow projections based on different scenarios considered in respect of COVID-19 impact since full recovery is expected in 2022.

Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports.

The key assumptions used in calculating impairment testing of the CGUs for 2020 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	1.9%	8.9%
Diagnostic	1.9%	9.5%
Hospital	1.4%	10.8%

The key assumptions used in calculating impairment testing of the CGUs for 2021 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2.0%	9.0%
Diagnostic	2.0%	9.3%
Hospital	1.5%	10.9%

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

● Risk free rate: normalized government bonds at 10 years

● Market risk premium: premium based on market research

● Unlevered beta: average market beta

● Debt to equity ratio: average market ratio

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

The reasonably possible changes in key assumptions considered by management in the calculation of the CGU’s recoverable amount would not cause the carrying amount to exceed its recoverable amount.

At 31 December 2021 Grifols’ stock market capitalization totals Euros 9,834 million (Euros 14,207 million at 31 December 2020).

(8)   Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2021 and 2020 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

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

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2020 was as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2019	Additions	differences	31/12/2020
Cost of currently marketed products - Gamunex	1,069,042	—	(88,169)	980,873
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(305,865)	(35,360)	27,890	(313,335)
Accumulated amortisation of currently marketed products - Progenika	(16,254)	(2,379)	0	(18,633)
Carrying amount of currently marketed products	770,715	(37,739)	(60,279)	672,697

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The cost and accumulated amortization of currently marketed products acquired from Talecris, Progenika and Gigagen at 31 December 2021 is as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2020	Additions	differences	31/12/2021
Cost of currently marketed products - Gamunex	980,873	—	78,636	1,059,509
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(313,335)	(33,610)	(26,827)	(373,772)
Accumulated amortisation of currently marketed products - Progenika	(18,633)	(2,379)	—	(21,012)
Carrying amount of currently marketed products	672,697	(35,989)	51,809	688,517

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2021 the residual useful life of currently marketed products is 19 years and 5 months (20 years and 5 months at 31 December 2020).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 31 December 2021 the residual useful life of currently marketed products acquired from Progenika is 1 years and 2 months (2 years and 2 months at 31 December 2020).

(a)	Self — constructed intangible assets

At 31 December 2021 the Group has recognized Euros 34,034 thousand as self-constructed intangible assets (Euros 32,548 thousand at 31 December 2020).

(b)	Purchase commitments

At 31 December 2021 the Group has intangible asset purchase commitments amounting to Euros 431 thousand (Euros 9 thousand at 31 December 2020).

(c)	Intangible assets with indefinite useful lives and other intangibles in progress

At 31 December 2021 the Group recognizes plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 29,394 thousand (Euros 27,351 thousand at 31 December 2020).

The Group has also an amount of Euros 432,534 thousand as development costs in progress (Euros 350,626 thousand at 31 December 2020).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

This asset did not begin  to be commercialized and amortized until 2020, as soon as was available for use, that is, after the final approval of the regulator.

(d)	Results on disposal of intangible assets

The total losses on disposals and sale of intangible assets amounts to Euros 30 thousand in 2021 (no profit on disposal and sale of intangible assets had been recognized in 2020).

(e)	Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value.

(9)   Leases

Details of leases in the consolidated balance sheet at 31 December 2021 and 2020 are as follows:

Right-of-use assets	Thousands of Euros
	31/12/2021	31/12/2020
Land and Buildings	782,125	665,002
Machinery	5,283	3,671
Computer equipment	2,044	3,588
Vehicles	6,205	6,435
	795,657	678,696

Lease liabilities	Thousands of Euros
	31/12/2021	31/12/2020
Non-current	825,157	690,857
Current	48,567	42,642
	873,724	733,499

Details by maturity of lease liabilities are shown in the “Liquidity risk” section in note 30.

At 31 December 2021, the Group has recognized an amount of Euros 133,442 thousand related to additions of right-of- use assets (Euros 75,077 thousand at 31 December 2020). Movement at 31 December 2021 and 2020 is included in Appendix IV, which forms an integral part of these notes to the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2021 and 2020, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

Right-of-use depreciation	Thousands of Euros
	31/12/2021	31/12/2020
Buildings	57,901	52,774
Machinery	2,120	1,588
Computer equipment	2,269	3,012
Vehicles	4,430	5,206
	66,720	62,580

	Thousands of Euros
	31/12/2021	31/12/2020
Finance lease expenses (note 27)	35,786	35,205
	35,786	35,205

	Thousands of Euros
	31/12/2021	31/12/2020
Expenses related to short-term contracts	3,106	3,569
Expenses related to low-value contracts	13,404	11,254
Other operating lease expenses	16,435	13,353
	32,945	28,176

At 31 December 2021, the Group has paid a total of Euros 82,692 thousand related to lease contracts (Euros 79,037 thousand at 31 December 2020).

The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee.

(10)   Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2021 and 2020 are included in Appendix V, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2021 and 2020 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

In 2021, the Group has capitalized interests for a total amount of Euros 18,636 thousand (Euros 16,606 thousand in 2020).

a)	Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2021 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

b)	Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2021 amount to Euros 2,720 thousand (losses of Euros 150 thousand in 2020).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

c)	Self - constructed property, plant and equipment

At 31 December 2021 the Group has recognized Euros 87,885 thousand as self -constructed property, plant and equipment (Euros 85,691 thousand at 31 December 2020).

d)	Purchase commitments

At 31 December 2021 the Group has property, plant and equipment purchase commitments amounting to Euros 40,596 thousand (Euros 44,007 thousand at 31 December 2020).

e)	Impairment testing

As a result of the discontinuation of the Blood Collection Systems activity, an impairment for some the tangible assets allocated to this business activity has been recognized for a total amount of Euros 11.5 million as an expense in the consolidated statement of profit and loss for 2021.

Impairment testing for the tangible assets has been analyzed by calculating its recoverable amount based on their fair value.

(11)   Equity-Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2021 and 2020 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2021	% ownership	31/12/2020
Access Biologicals LLC	49.00%	53,264	49.00%	46,782
Shanghai RAAS Blood Products Co., Ltd.	26.20%	1,909,596	26.20%	1,800,578
Grifols Egypt Plasma Derivatives	49.00%	31,847	0.00%	—
Total equity accounted investees with similar activity to that of the Group		1,994,707		1,847,360
Albajuna Therapeutics, S.L	49.00%	1,910	49.00%	3,378
GigaGen, Inc.	100.00%	—	43.96%	15,677
Mecwins, S.A.	24.99%	3,159	24.99%	2,605
Total of the rest of equity accounted investees		5,069		21,660

Total equity-accounted investees		1,999,776		1,869,020

Movement in the investments in equity-accounted investees for the year ended 31 December 2019 is as follows:

	Thousands of Euros
	2019
	Equity accounted investees with similar activity to that of the Group					Rest of equity accounted investees
				Shanghai
	Access			RAAS Blood			Albajuna
	Biologicals		Plasmavita	Products Co.,			Therapeutics,			Mecwins,	Medcom
	LLC	IBBI Group	Healthcare	Ltd.	Total	Alkahest, Inc.	S.L	Singulex, Inc.	GigaGen, Inc.	S.A.	Advance, S.A	Total	Total
Balance at 1 January	47,742	89,627	9,920	—	147,289	28,336	1,106	19,256	28,363	2,555	—	79,616	226,905

Acquisitions	—	—	—	—	—	—	3,750	—	—	—	8,619	12,369	12,369
Transfers	—	(94,127)	—	—	(94,127)	—	—	—	—	—	—	—	(94,127)
Share of profit / (losses)	3,938	4,586	448	—	8,972	(14,218)	383	—	(5,002)	(217)	(690)	(19,744)	(10,772)
Share of other comprehensive income / translation differences	966	1,658	—	—	2,624	590	(11)	538	636	—	(17)	1,736	4,360
Impairment losses	—	—	—	—	—	—	—	(19,794)	—	—	—	(19,794)	(19,794)
Collected dividends	(2,725)	(1,744)	—	—	(4,469)	—	—	—	—	—	—	—	(4,469)
Balance at 31 December	49,921	—	10,368	—	60,289	14,708	5,228	—	23,997	2,338	7,912	54,183	114,472

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in the investments in equity-accounted investees for the year ended 31 December 2020 is as follows:

	Thousands of Euros
	2020
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
			Shanghai
	Access		RAAS Blood			Albajuna
	Biologicals	Plasmavita	Products Co.,			Therapeutics,			Medcom
	LLC	Healthcare	Ltd.	Total	Alkahest, Inc.	S.L	GigaGen, Inc.	Mecwins, S.A.	Advance, S.A	Total	Total
Balance at 1 January	49,921	10,368	—	60,289	14,708	5,228	23,997	2,338	7,912	54,183	114,472

Acquisitions	—	—	1,807,351	1,807,351	—	—	—	—	—	—	1,807,351
Transfers	—	(10,674)	—	(10,674)	(91,023)	—	—	—	—	(91,023)	(101,697)
Share of profit / (losses)	8,962	306	11,531	20,799	76,414	(1,878)	(6,725)	267	—	68,078	88,877
Share of other comprehensive income / translation differences	(4,160)	—	(16,090)	(20,250)	(99)	28	(1,595)	—	—	(1,666)	(21,916)
Impairment losses	—	—	—	—	—	—	—	—	(7,912)	(7,912)	(7,912)
Collected dividends	(7,941)	—	(2,214)	(10,155)	—	—	—	—	—	—	(10,155)
Balance at 31 December	46,782	—	1,800,578	1,847,360	—	3,378	15,677	2,605	—	21,660	1,869,020

Movement in the investments in equity-accounted investees for the year ended 31 December 2021 is as follows:

	Thousands of Euros
	2021
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
		Shanghai RAAS	Grifols Egypt		Albajuna
	Access	Blood Products	Plasma		Therapeutics,
	Biologicals LLC	Co., Ltd.	Derivatives	Total	S.L	GigaGen, Inc.	Mecwins, S.A.	Total	Total
Balance at 1 January	46,782	1,800,578	—	1,847,360	3,378	15,677	2,605	21,660	1,869,020

Acquisitions	—	—	30,454	30,454	—	—	860	860	31,314
Transfers	—	—	—	—	—	(50,794)	—	(50,794)	(50,794)
Share of profit / (losses)	8,298	24,835	(578)	32,555	(1,463)	34,957	(306)	33,188	65,743
Share of other comprehensive income / translation differences	3,929	89,886	1,971	95,786	(5)	160	—	155	95,941
Collected dividends	(5,745)	(5,703)	—	(11,448)	—	—	—	—	(11,448)
Balance at 31 December	53,264	1,909,596	31,847	1,994,707	1,910	—	3,159	5,069	1,999,776

The main movements of the equity-accounted investees with similar activity to that of the Group are explained below:

Grifols Egypt Plasma Derivatives (GEPD)

On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help build a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 36,750 thousand (equivalent to Euros 30,454 thousand at the date of integration), and in exchange received GEPD shares representing 49% of its share capital, which amounts to US Dollars 300 million. The Company has undertaken to make the contributions for the outstanding amount corresponding to its interest as the capital requirements are approved.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As a consequence, at 31 December 2019, SRAAS was the minority shareholder owner of  45% of GDS. Grifols recorded the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently, the right was measured based on its fair value through profit or loss.

The delivery of GDS shares had no impact on the consolidated results of the Grifols Group for 2019 in accordance with IFRS 10 – Consolidated Financial Statements, since it is considered a transaction with non-controlling interest where Grifols retained control over GDS. The impact in the consolidated balance sheet at 31 December 2019 resulted in an increase in the following items: Other current financial assets amounting to Euros 1,717 million; Equity attributable to non-controlling interests amounting to Euros 1,511 million (note 18); Reserves amounting to Euros 227 million (note 16), a decrease in translation differences for an amount of Euros 22 million and a profit in the consolidated statement of profit and loss for 2019 amounting to Euros 1 million due to the change in the contractual right value (note 27).

On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS.

Consequently, the consolidated balance sheet at 31 December 2020, did not longer show any financial asset related to the contractual right, but the interest in SRAAS was recorded as an investment in an associate company because the Group exercises significant influence in accordance with the criteria established in IAS 28 – Investment in Associates and Joint Ventures. SRAAS’ equity-accounted investment was recognized at the  value of the shares at the closing date of the transaction. The difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 was Euros 56,526 thousand which was recognized as finance income in the consolidated statement of profit and loss (see note 27).

The impact on the consolidated statement of profit and loss related to the equity method result was included in the Operating Result under “Profit/(loss) of equity accounted investees with similar activity to that of the Group”, since SRAAS is a company dedicated to the plasma product sector.

The transaction costs were recognized as part of the investment value and totaled Euros 34,088 thousand.

At 31 December 2021, the quoted value of SRAAS shares was CNY 6.8 (CNY 7.4 at 31 December 2020). In accordance with IAS 28 – Investments in associates and joint ventures, possible indications of losses have been analyzed without detecting objective evidence of impairment in the investment.

Plasmavita Healthcare GmbH

In 2017, Grifols established PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%).

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% remained unchanged after the contribution. However, in assessing the existence of control due to the new shareholder agreement signed on that date, it was concluded that Grifols has control over Plasmavita and, therefore, it was considered part of the group and it has been fully consolidated (see note 3).

Access Biologicals LLC.

On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022Grifols also signed a supply agreement to sell biological products not meant for therapeutic use to Access Biologicals.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The main movements for the rest of the equity-accounted investees are explained below:

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

Medcom Advance, S.A.

In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company was equity-accounted. At 31 December 2020 and 2021, this investment is fully impaired.

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

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total amount of US Dollars 90.5 million. With the acquisition of the 100% stake, Grifols obtains control over Gigagen and, therefore, becomes a group company and is consolidated under the full consolidation method (see note 3).

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

In April 2019, the Group exercised the call option and completed the acquisition of the remaining shares of the IBBI group companies (see note 3).

The last financial statements available of the main equity-accounted investments of Grifols are the following:

	31/12/2021		31/12/2020
	Thousands of Euros		Thousands of Euros
		Access		Access
	SRAAS	Biologicals	SRAAS	Biologicals
Non-current assets	2,877,382	2,707	2,617,024	2,795
Current assets	549,977	23,287	402,876	19,619
Cash and cash equivalents	401,117	3,790	250,073	4,178
Non-current liabilities	(3,313)	(36)	(5,074)	(1,497)
Non-current financial liabilities	(453)	—	—	—
Current liabilities	(191,133)	(3,615)	(29,088)	(3,670)
Current financial liabilities	—	(2,649)	(969)	(1,486)
Net assets	3,633,577	23,484	3,234,842	19,939

	31/12/2021		31/12/2020
	Thousands of Euros		Thousands of Euros
		Access		Access
	SRAAS	Biologicals	SRAAS	Biologicals
Net revenue	395,812	45,689	259,429	50,093
Profit for the year	181,395	17,380	139,459	17,221

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(12)   Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Financial investments in listed shares	2,038	3,008
Non-current derivatives (see note 30)	2,068	—
Total Non-current financial assets measured at fair value	4,106	3,008
Non-current guarantee deposits	7,763	6,268
Other non-current financial assets (a)	261,294	108,030
Non-current loans to related parties (see note 31)	89,104	80,851
Total Non-current financial assets measured at amortized cost	358,161	195,149

Details of current financial assets on the consolidated balance sheet at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Current derivatives (see note 30)	3,238	—
Total Non-current financial assets measured at fair value	3,238	—

	Thousands of Euros
	31/12/2021	31/12/2020
Deposits and guarantees	561	162
Other current financial assets (a)	2,025,869	10,861
Current loans to third parties	39	95
Total other current financial assets measured at amortized cost	2,026,469	11,118

(a)	Other non-current and current financial assets

Details of other non-current and current financial assets are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Other financial assets with related parties (see note 31)	220,947	114,825
Other financial assets with third parties	2,066,216	4,066
Total other non-current and current financial assets	2,287,163	118,891

“Other financial assets with third parties” is mainly composed of the cash received from the new bond issue, which will be used to acquire the existing share capital of Tiancheng (Germany) Pharmaceutical Holdings, owner of approximately  90% of Biotest ordinary shares and 1% of Biotest preferred shares. The transaction is subject to regulatory approvals and conditions and is expected to close by the end of the first half of 2022. Therefore, the received amount is restricted until official approval is obtained (see note 15 and 21).

Additionally, Grifols closed a collaboration agreement with the U.S. firm ImmunoTek Bio Centers, LLC, specialized in the opening and construction of plasma centers, to open 21 plasma centers in the United States. At 31 December 2021, the Group has made advanced payments related to this project for an amount of US Dollars 47.5 million (Euros 42.3 million).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(13)   Inventories

Details of inventories at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Goods for resale	137,887	158,049
Raw materials and supplies	657,060	595,392
Work in progress and semi-finished goods	721,088	654,724
Finished goods	743,319	594,116
	2,259,354	2,002,281

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Balance at 1 January	122,613	104,251	48,840
Net charge for the year	28,092	42,255	42,096
Cancellations for the year	(269)	(189)	(118)
Translation differences	8,288	(23,704)	13,433
Balance at 31 December	158,724	122,613	104,251

As a result of the discontinuation of the Blood Collection Systems activity, an impairment of some inventory has been recognized for a total amount of Euros 5 million as an expense in the consolidated statement of profit and loss for 2021.

(14)   Trade and Other Receivables

Details at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Trade receivables	324,442	404,771
Receivables from associates (note 31)	131,764	1,447
Impairment losses (note 30)	(24,009)	(22,985)
Trade receivables	432,197	383,233
Other receivables (note 30)	11,014	8,324
Personnel	654	822
Advance payments (note 30)	6,210	16,053
Taxation authorities, VAT recoverable	35,389	38,747
Other public entities	1,796	8,414
Other receivables	55,063	72,360
Current income tax assets	12,448	64,565
Total trade and other receivables	499,708	520,158

Other receivables

During 2021, 2020 and 2019 the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor’s ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70%and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits.

These contracts have been considered as without recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet

Likewise, in financial years 2021 and 2020, some receivables assignment contracts were signed with a financial institution, in which Grifols retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as with resource and the assigned amount remains in the consolidated balance sheet at 31 December 2021 and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the assignment. The amount recognized is Euros 23,450 thousand at 31 December 2021 (Euros 18,264 thousand at 31 December 2020) (see note 21).

Total receivables without recourse sold to financial institutions through the aforementioned contracts in 2021 amount to Euros 2,975,343 thousand (Euros 2,735,973 thousand in 2020 and Euros 1,593,260 thousand in 2019).

The financial cost of credit rights sold for the Group totals approximately Euros 10,292 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2021 (Euros 10,964 thousand in 2020 and Euros 9,171 thousand in 2019) (see note 27).

Details of balances with related parties are shown in note 31.

(15)   Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Current deposits	—	134,875
Cash in hand and at banks	655,493	444,772
Total cash and cash equivalents recognized in the balance sheet	655,493	579,647
Restricted cash	2,020,118	—
Total cash and cash equivalents recognized in the statement of cash flows	2,675,611	579,647

As mentioned in note 21, the Group issued a bond in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. These funds are held in an escrow account and will be released once the transaction with Tiancheng (Germany) Pharmaceutical Holdings AG becomes effective.

(16)    Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)	Share capital

At 31 December 2021 and 2020, the Company’s share capital amounts to Euros 119,603,705 and comprises:

●	Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series.
●	Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The main characteristics of the Class B shares are as follows:

●	Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and, subject, according to the commercial law, to the approval of the distribution of dividends by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period.
●	Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share.
●	Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed.
●	In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2021 and 2020.

At 31 December 2021 and 2020, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2020 is as follows:

	Class A shares	Class B shares

Balance at 1 January 2020	426,129,798	258,010,058
(Acquisition) / disposal of treasury stock (note 16 (d))	—	402,888
Balance at 31 December 2020	426,129,798	258,412,946

Movement in outstanding shares during 2021 is as follows:

	Class A shares	Class B shares

Balance at 1 January 2021	426,129,798	258,412,946
(Acquisition) / disposal of treasury stock (note 16 (d))	(3,944,430)	(2,058,366)
Balance at 31 December 2021	422,185,368	256,354,580

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)	Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

(c)	Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2021, Euros 29,486 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 40,362 thousand at 31 December 2020) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

Spanish companies are required to transfer at least 10% of the profits for each year to a reserve fund until such reserve reaches at least 20% of capital stock. This reserve is not distributable to shareholders and may only be used to cover, if no other reserves are available, the debit balance of the profit and loss account. Also, under certain conditions, the portion of this reserve in excess of 10% of the increased capital stock may be used to increase capital stock.

In June 2019, Kiro Grifols, S.L. increased capital by an amount of Euro 7,500 thousand. The Group continues to hold a 90% interest, with an increase in non-controlling interest that corresponds to 10%  of the capital increase.

In July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceased to have non-controlling interest.

In April 2019 and December 2019, the Group subscribed two share capital increases in Araclon Biotech, S.L of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1%.

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

On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS (see notes 11 and 18). This transaction generated an impact of Euros 408 million on reserves.

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% remained unchanged after the contribution. However, with the new shareholder agreement signed on this date, it was concluded that Grifols has control over Plasmavita and, therefore, it was considered part of the group and it was fully consolidated (see note 3 (a), notes 11 and 18).

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. (“Alkahest”) for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand). Likewise, as a result of agreements between shareholders, Grifols obtained control of Alkahest on 2 September 2020. As from this date, Alkahest was considered a group company and it was fully consolidated (see notes 3, 11 and 18).

In December 2020 the Group subscribed a share capital increase in VCN Biosciences, S.L. of Euros 5 million. After this capital increase Grifols’ interest rose to 86.827% (see note 18).

In December 2020, Kiro Grifols, S.L. increased capital by an amount of Euros 10,000 thousand. The Group continued to hold a 90% interest, with an increase in non-controlling interest that corresponds to 10% of the capital increase (see note 18).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In April 2021 Grifols Diagnostic Solutions, Inc paid to Shanghai RAAS Blood Produtcs Co.Ltd. a dividend for an amount of Euros 8,811 thousand (US Dollars 10,485 thousand) (see note 18).

In June 2021, the Group acquired 28,500 shares of Grifols Malaysia Sdn Bhd for Euros 6 thousand (US Dollars 7 thousand). As a result, the Group increased its interest from 30% to 49% (see note 18).

In October 2021 the Group subscribed a share capital increase in Araclon Biotech, S.L of Euros 10 million. After this capital increase Grifols’ interest rises to 75.85% (see note 18).

At 31 December 2021 and 2020 reserves include the IFRS-IASB first-time adoption revaluation reserves and legal reserve of certain Group companies.

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

At 31 December 2021 and 2020 the legal reserve of the Parent amounts to Euros 23,921 thousand which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2021 and 2020 the balance of the legal reserve of other Spanish companies amounts to Euros 2,066 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 3,805 thousand at 31 December 2021 (Euros 3,677 thousand at 31 December 2020).

Hedging reserve

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(l) for details. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 30.

The group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve.

(d)	Treasury stock

Movement in Class A treasury stock during the year ended 31 December 2021 is as follows:

	No. of Class A
	shares	Thousands of Euros
Balance at 1 January 2021	—	—
Disposal Class A shares	—	—
Acquisition Class A shares	3,944,430	89,959
Balance at 31 December 2021	3,944,430	89,959

At the meeting held on 11 March 2021, the Board of Directors agreed to implement a program to repurchase Grifols’ treasury stock (the Buyback Program), in accordance with the authorization granted by Grifols’ shareholders at an ordinary general meeting held on 9 October 2020, under point twelve of the agenda. The Buyback Program was created with the aim of using

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Grifols’ treasury stock (Class A and Class B) as consideration in certain future acquisitions that Grifols may make (as the company has done on previous occasions).

This Buyback Program began on 12 March 2021 and has been in force until 14 June 2021 (both dates included).

Grifols entrusted the execution of the Buyback Program to an independent bank, and therefore Grifols has not exercised any control over the bank’s decisions in this regard.

At 31 December 2020 the Company did not have any Class A treasury stock.

Movement in Class B treasury stock during 2020 was as follows:

	No. of Class B
	shares	Thousands of Euros
Balance at 1 January 2020	3,415,052	49,584
Disposal Class B shares	(402,888)	(5,850)
Balance at 31 December 2020	3,012,164	43,734

Movement in Class B treasury stock during 2021 is as follows:

	No. of Class B
	shares	Thousands of Euros
Balance at 1 January 2021	3,012,164	43,734
Disposal Class B shares	(361,530)	(5,248)
Acquisition Class B shares	2,419,896	35,744
Balance at 31 December 2021	5,070,530	74,230

In March 2021, the Group delivered 361,530 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan (see note 29).

In March 2020 the Group delivered 402,888 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan (see note 29).

The Parent held Class A and B treasury stock equivalent to 1.3% of its capital at 31 December 2021 (0.4% of its capital in Class B treasury stock at 31 December 2020).

(e)	Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2021, and the distribution of profit approved for 2020, presented at the general meeting held on 21 May 2021, is as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Voluntary reserve	(140,728)	62,134
Dividends	—	2,614
Profit of the Parent	(140,728)	64,748

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following dividends were paid in 2020:

	31/12/2020
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	65%	0.16	68,859
Non-voting shares	323%	0.16	41,757
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			113,230

The following dividends were paid in 2021:

	31/12/2021
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	146%	0.36	154,005
Non-voting shares	729%	0.36	93,515
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			250,134

During 2020 and 2021 no interim dividend has been paid.

At a general meeting held on 8 and 9 October 2020 the shareholders of Grifols S.A. approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

At the general meeting held on 21 May 2021 the shareholders of Grifols S.A. approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share, together with the approval of an ordinary dividend of Euros 0.36 for Class A and Class B share charged to voluntary reserves of the Company for an amount of Euros 247,520 thousand.

The distribution of the profit for the years ended 31 December 2020 and 2021 is presented in the consolidated statement of changes in equity.

(f)   Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 9,838 thousand at 31 December 2021 (Euros 13,880 thousand at 31 December 2020).

(17)    Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Profit for the year attributable to shareholders of the Parent (Thousands of Euros)	188,726	618,546	625,146
Weighted average number of ordinary shares outstanding	681,556,937	685,515,740	685,115,836
Basic earnings per share (Euros per share)	0.28	0.90	0.91

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The weighted average of the ordinary shares outstanding (basic) is as follows:

	Number of shares
	31/12/2021	31/12/2020	31/12/2019
Issued shares outstanding at 1 January	685,601,126	685,198,238	684,794,839
Effect of shares issued	—	—	—
Effect of treasury stock	(4,044,189)	317,502	320,997
Average weighted number of ordinary shares outstanding (basic) at 31 December	681,556,937	685,515,740	685,115,836

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

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Profit for the year attributable to shareholders of the Parent (Thousands of Euros)	188,726	618,546	625,146
Weighted average number of ordinary shares outstanding (diluted)	681,404,922	685,142,749	684,719,195
Diluted earnings per share (Euros per share)	0.28	0.90	0.91

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares
	31/12/2021	31/12/2020	31/12/2019
Issued shares outstanding at 1 January	685,601,126	685,198,238	684,794,839
Effect of RSU shares	(152,015)	(372,991)	(396,641)
Effect of shares issued	—	—	—
Effect of treasury stock	(4,044,189)	317,502	320,997
Average weighted number of ordinary shares outstanding (diluted) at 31 December	681,404,922	685,142,749	684,719,195

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(18)    Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2021 are as follows:

	Thousands of Euros
			Business
			combinations /
	Balance at		Perimeter	Dividends	Translation	Balance at
	31/12/2020	Additions	additions	paid	differences	31/12/2021
Grifols (Thailand) Pte Ltd	4,338	218	—	—	(139)	4,417
Grifols Malaysia Sdn Bhd	2,923	810	(843)	—	169	3,059
Araclon Biotech, S.A.	(1,088)	(1,119)	2,447	—	—	240
VCN Bioscience, S.L	316	(219)	—	—	—	97
Kiro Grifols , S.L.	598	(314)	—	—	—	284
Haema AG	231,284	2,258	—	—	—	233,542
BPC Plasma, Inc (formerly Biotest US Corporation)	274,995	8,014	—	—	22,267	305,276
Grifols Diagnostic Solutions, Inc.	1,087,632	65,894	—	(6,503)	87,827	1,234,850
Plasmavita Healthcare (see note 3)	10,665	1,059	—	—	—	11,724
	1,611,663	76,601	1,604	(6,503)	110,124	1,793,489

Details of non-controlling interests and movement at 31 December 2020 are as follows:

	Thousands of Euros
			Business
			combinations /
	Balance at		Perimeter	Translation	Balance at
	31/12/2019	Additions	additions	differences	31/12/2020
Grifols (Thailand) Pte Ltd	4,549	221	—	(432)	4,338
Grifols Malaysia Sdn Bhd	2,171	932	—	(180)	2,923
Araclon Biotech, S.A.	429	(1,517)	0	—	(1,088)
VCN Bioscience, S.L	(152)	(235)	703	—	316
Kiro Grifols , S.L.	24	(426)	1,000	—	598
Haema AG	226,071	5,213	—	—	231,284
BPC Plasma, Inc (formerly Biotest US Corporation)	280,010	19,032	—	(24,047)	274,995
Grifols Diagnostic Solutions, Inc.	1,510,547	69,520	(408,675)	(83,760)	1,087,632
Plasmavita Healthcare (see note 3)	—	(22)	10,687	—	10,665
Alkahest, Inc.	—	(2,274)	2,274	—	0
	2,023,649	90,444	(394,011)	(108,419)	1,611,663

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2021 and 2020, the summary financial information on the non-controlling interests of Haema AG and BPC Plasma, Inc., is as follows:

	Thousands of Euros		Thousands of Euros
	31/12/2021		31/12/2020
		BPC Plasma, Inc		BPC Plasma, Inc
		(formerly Biotest		(formerly Biotest
	Haema AG	US Corporation)	Haema AG	US Corporation)
Non-current assets	292,454	409,674	249,806	336,321
Current assets	52,211	33,404	31,237	43,750
Total Assets	344,665	443,078	281,043	380,071

Non-current liabilities	27,137	54,991	27,123	52,977
Current liabilities	83,986	82,811	22,636	52,099
Total Liabilities	111,123	137,802	49,759	105,076

Total equity	233,542	305,276	231,284	274,995

	31/12/2021		31/12/2020
	Thousands of Euros		Thousands of Euros
		BPC Plasma, Inc		BPC Plasma, Inc
	Haema AG	(formerly Biotest	Haema AG	(formerly Biotest
		US Corporation)		US Corporation)
Profit for the year	2,258	8,014	5,213	19,032

At 31 December 2021 and 2020, the summary financial information on the non-controlling interests of GDS Group is as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Non-current assets	3,796,855	3,393,188
Current assets	291,371	277,834
Total Assets	4,088,226	3,671,022

Non-current liabilities	278,620	256,244
Current liabilities	91,299	131,754
Total Liabilities	369,919	387,998

Total equity	3,718,307	3,283,024

	Thousands of Euros
	31/12/2021	31/12/2020
Profit for the year	198,416	198,182

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(19)    Grants

Details are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Capital grants	14,646	16,509
Interest rate grants (preference loans) (See note 21 (d))	390	499
	15,036	17,008

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants totaling Euros 5,608 thousand have been recognized in the consolidated statement of profit and loss for the year ended 31 December 2021 (Euros 1,683 thousand for the year ended 31 December 2020).

(20)    Provisions

Details of provisions at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
Non-current provisions (a)	31/12/2021	31/12/2020
Provisions for pensions and similar obligations	6,717	6,767
Other provisions	17,405	20,504
Non-current provisions	24,122	27,271

	Thousands of Euros
Current provisions (b)	31/12/2021	31/12/2020
Trade provisions	31,407	11,175
Current provisions	31,407	11,175

(a)	Non-current provisions

At 31 December 2021, 2020 and 2019 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2019 was as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2018	Net charge	Cancellations	Reclassifications	differences	31/12/2019
Non-current provisions	6,114	1,467	(30)	464	15	8,030
	6,114	1,467	(30)	464	15	8,030

Movement in provisions during 2020 was as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2019	Net charge	Cancellations	Reclassifications	differences	31/12/2020
Non-current provisions	8,030	414	(175)	20,527	(1,525)	27,271
	8,030	414	(175)	20,527	(1,525)	27,271

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in provisions during 2021 is as follows:

	Thousands of Euros
	Balance at				Translation	Balance at
	31/12/2020	Net charge	Cancellations	Reclassifications	differences	31/12/2021
Non-current provisions	27,271	838	(77)	(5,196)	1,286	24,122
	27,271	838	(77)	(5,196)	1,286	24,122

(b)  Current provisions

Movement in trade provisions during 2019 was as follows:

	Thousands of Euros
	Balance at			Translation	Balance at
	31/12/2018	Net charge	Cancellations	differences	31/12/2019
Trade provisions	80,055	(25,249)	(3,142)	1,445	53,109
	80,055	(25,249)	(3,142)	1,445	53,109

Movement in trade provisions during 2020 was as follows:

	Thousands of Euros
	Balance at	Business				Translation	Balance at
	31/12/2019	combination	Net charge	Cancellations	Reclassifications	differences	31/12/2020
Trade provisions	53,109	954	(21,998)	(247)	(20,059)	(584)	11,175
	53,109	954	(21,998)	(247)	(20,059)	(584)	11,175

Movement in trade provisions during 2021 is as follows:

	Thousands of Euros
	Balance at	Business				Translation	Balance at
	31/12/2020	combination	Net charge	Cancellations	Reclassifications	differences	31/12/2021
Trade provisions	11,175	32	14,826	(717)	4,523	1,568	31,407
	11,175	32	14,826	(717)	4,523	1,568	31,407

(21)    Financial Liabilities

This note provides information on the contractual conditions of the Group’s financial liabilities, which are measured at amortized cost, except for the financial derivatives that are valued at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
Financial liabilities	31/12/2021	31/12/2020
Non-current bonds (a)	2,577,465	2,675,000
Senior secured debt (b)	3,296,025	3,335,415
Other loans (b)	480,836	183,771
Other non-current financial liabilities (d)	838,826	10,272
Non-current lease liabilities (note 9)	825,157	690,857
Loan transaction costs	(249,359)	(293,215)
Total non-current financial liabilities	7,768,950	6,602,100
Current bonds (a)	2,270,474	125,843
Senior secured debt (b)	—	34,035
Other loans (b)	165,139	170,730
Other current financial liabilities (d)	43,234	105,041
Current financial derivatives (note 30)	875	—
Current lease liabilities (note 9)	48,567	42,642
Loan transaction costs	(89,998)	(53,679)
Total current financial liabilities	2,438,291	424,612

On 5 October 2021, Grifols completed the issuance of two Senior Notes for amounts of Euros 1,400 million and US Dollars 705 million, both maturing in 2028.

On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025.

On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for Euros 5,800 million. The new financing included a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million.

Grifols calculated the impact of the IFRS 9 in the new financing process concluding that it did not result in a derecognition of the liability as it has not passed the 10% quantitative test. According to the IASB’s interpretation, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group recognized income of Euros 97,850 thousand in the 2019 statement of profit and loss (see note 27).

In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. On 5 December 2017 and 28 October 2015, the Group arranged loans with the same entity and with the same conditions for amounts of Euros 85,000 thousand and Euros 100,000 thousand, respectively. At 31 December 2021, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 180,625 thousand (Euros 212,500 thousand at 31 December 2020).

(a)	Senior Notes

On 5 October 2021, Grifols Escrow Issuer, S.A. closed the issuance of a senior unsecured corporate bond (Senior Unsecured Notes) in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. Both tranches mature in 2028 and will accrue an annual coupon of 3.875% and 4.750%, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The proceeds from the bonds will be used to finance the Euros 1.100 million acquisition of the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, which holds 89.88% of the ordinary shares of Biotest AG and 1.08% of the preferred shares.

In addition, the proceeds will also be used to finance the voluntary public offering for the remaining ordinary and preferred shares of Biotest AG.

The funds have been transferred directly to an escrow account and access to them is restricted pending completion of the transaction and other contractual milestones (see note 3 and 15).

In the event that the transaction is not carried out, the Group is willing to redeem the bonds immediately. Therefore, the liability was classified according to the earliest period in which the Group may be required to repay it.

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

Details of movement in the Senior Notes at 31 December 2021 are as follows:

	Thousands of Euros
	Opening			Opening
	outstanding balance		Exchange	outstanding balance
	01/01/21	Issue	differences	31/12/21
Senior unsecured notes (nominal value) 2017	1,000,000	—	—	1,000,000
Senior secured notes (nominal value) 2019	1,675,000	—	—	1,675,000
Senior unsecured notes (nominal value) Euros 2021	—	1,400,000	—	1,400,000
Senior unsecured notes (nominal value) US Dollars 2021	—	598,970	23,492	622,462
Total	2,675,000	1,998,970	23,492	4,697,462

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On 2 December 2021, Grifols, S.A. announced a repurchase offer for the same price plus unpaid accrued interests of the mentioned bonds, up to the equivalent in Euros of US Dollars 110,317 thousand. In January 2022, the agreement with the bondholders was closed, therefore, the amount is presented in the short term at 31 December 2021.

There was no movement regarding Senior Notes in 2020.

At 31 December 2021 and 2020 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

31/12/2020
					Promissory	Buy backs or	Interest
			Nominal amount		notes subscribed	redemptions	pending accrual
		Maturity	of promissory	Interest	(Thousands of	(Thousands of	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	Euros)	Euros)
Issue of bearer promissory notes	04/05/20	04/05/21	3,000	3.00%	116,352	(3,612)	(1,118)

31/12/2021
					Promissory	Buy backs or	Interest
			Nominal amount		notes subscribed	redemptions	pending accrual
		Maturity	of promissory	Interest	(Thousands of	(Thousands of	(Thousands of
	Issue date	date	notes (Euros)	rate	Euros)	Euros)	Euros)
Issue of bearer promissory notes	04/05/21	04/05/22	3,000	2.50%	119,325	(1,740)	(975)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)	Loans and borrowings

Details of loans and borrowings at 31 December 2021 and 2020 are as follows:

					Thousands of Euros
					31/12/2021		31/12/2020
					Amount	Carrying	Amount	Carrying
Credit	Currency	Interest rate	Date awarded	Maturity date	extended	amount	extended	amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360,000	1,258,554	1,360,000	1,332,800
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	2,227,171	2,037,471	2,227,171	2,002,615
Total senior debt					3,587,171	3,296,025	3,587,171	3,335,415

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	31,875	100,000	42,500
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	53,125	85,000	63,750
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	63,750	85,000	74,375
Total EIB Loan					270,000	148,750	270,000	180,625

Revolving Credit	USD	Libor + 1.5%	07/05/2020	15/11/2025	882,924	330,000	817,394	—
Total Revolving Credit					882,924	330,000	817,394	—

Other non-current loans	Euros	1.93%	25/03/2010	30/09/2024	10,000	2,086	10,000	3,146
Loan transaction costs					—	(197,703)	—	(223,944)
Non-current loans and borrowings					4,750,095	3,579,158	4,684,565	3,295,242

					Thousands of Euros
					31/12/2021		31/12/2020
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	(*)	—	(*)	13,600
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	(*)	—	(*)	20,435
Total senior debt					—	—	—	34,035

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	(*)	21,250	(*)	21,250
Total EIB Loan					—	31,875	—	31,875
Other current loans		0.10% - 2.50%			211,901	133,264	241,895	138,855
Loan transaction costs					—	(37,244)	—	(35,209)
Current loans and borrowings					211,901	127,895	241,895	169,556

(*) See amount granted under non-current debt

Current loans and borrowings include accrued interest amounting to Euros 7,682 thousand at 31 December 2021 (Euros 7,262 thousand at 31 December 2020).

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

The costs of refinancing the senior debt amounted to Euros 84.4 million. Based on an analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of the terms of the senior debt did not imply a derecognition of the liability. According to the IASB’s interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group recognized an income of Euros 97,850 thousand in the statement of profit and loss for the year 2019 (see note 27).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The terms and conditions of the senior secured debt are as follows:

o	Tranche B: eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros:
◾	Tranche B in US Dollars:

● Original principal amount of US Dollars 2,500 million.

● Applicable margin of 200 basis points (bp) pegged to US Libor.

● Quasi-bullet repayment structure.

● Maturity in 2027.

◾	Tranche B in Euros:

● Original principal amount of Euros 1,360 million.

● Applicable margin of 225 basis points (bp) pegged to Euribor.

● Quasi-bullet repayment structure.

● Maturity in 2027.

Details of Tranche B by maturity at 31 December 2021 are as follows:

	US Tranche B			Tranche B in Euros
		Principal in Thousands	Amortization in		Principal in Thousands of
	Currency	of US Dollars	Thousands of Euros	Currency	Euros
Maturity
2023	US Dollars	6,015	5,310	Euros	3,269
2024	US Dollars	24,058	21,242	Euros	13,076
2025	US Dollars	24,058	21,242	Euros	13,076
2026	US Dollars	24,058	21,242	Euros	13,076
2027	US Dollars	2,235,700	1,973,954	Euros	1,216,058
Total	US Dollars	2,313,889	2,042,990	Euros	1,258,555

At 31 December 2021, the Group has redeemed in advance an amount of Euros 74,246 thousand from Tranche B in Euros and Euros 124,798 thousand from Tranche B in US Dollars, using part of the amount received from GIC (sovereign wealth fund in Singapore) (see note 2).

o	US Dollar 1,000 million senior revolving credit facility: On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025 and an applicable margin of 150 basis points (bp) pegged to US Libor. During fiscal year 2021, the Group has drawn down an amount of US Dollars 600 million, which has been repaid using the amount received from GIC (sovereign wealth fund in Singapore) (see note 2), and the amount of Euros 330 million that is still in the consolidated balance sheet at 31 December 2021.

The costs of refinancing the revolving credit facility in 2020 amounted to Euros 9.3 million

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

In December 2021, Moody’s Investors Service confirmed the B1 corporate family rating (Ba3 in December 2020), Ba3 rating to the senior secured bank debt that was used to refinance the existing debt structure (Ba2 in December 2020). The outlook is stabilized as negative. The credit rating of the senior unsecured notes is B3 (B2 in December 2020).

In September 2021, Standard & Poor’s has confirmed its BB- rating on Grifols (BB in December 2020) and has assigned BB ratings to Grifols’ senior secured debt that was used to refinance the existing debt structure (BB+ in December 2020). The outlook for the rating is downgraded to negative (stable in December 2020). The credit rating of the senior unsecured notes is B+ (B+ in December 2020).

In September 2021, Fitch Ratings has confirmed its corporate global BB- rating on Grifols and has assigned BB+ ratings to Grifols’ senior secured debt and B+ rating to Grifols’ senior unsecured notes. The outlook for the rating is stable.

(d)	Other financial liabilities

At 31 December 2021 other non-current financial liabilities include an amount of Euros 829,937 thousand (net of transaction costs) referring to the agreement with GIC (Sovereign Fund of Singapore). In November 2021 approval was received from the pertinent authorities to close this agreement, announced in June 2021, for an amount of US Dollars 990 million in exchange for 10 ordinary Class B shares in Biomat USA and nine ordinary Class B shares in a new sub-holding, Biomat Newco, created for this purpose.

The main terms and conditions of the agreement with GIC at 31 December 2021 were:

●	The distribution of annual preferential dividends to GIC equivalent to US Dollar 4,168 thousand per share, following majority approval of the Board of Directors of Biomat USA and Biomat Newco;
●	The redemption right with respect to Class B stock for US Dollars 52,105 thousand per share, is subject to unilateral approval of the Class B stockholders (with one share annually redeemable starting as of 31 December 2022);
●	From 1 December 2036, holders of Class B shares of Biomat USA will have the right to request Biomat USA to redeem up to the total of the Class B shares they hold at a value of US Dollars 52,105,263.16 per share. Class B shareholders of Biomat Newco will have the same right with respect to Biomat Newco.
●	In the event that the dividends or the annual redemption at Biomat USA or Biomat NewCo, where applicable, is not approved, is partially paid, or is otherwise not paid, GIC holds the right to obtain in exchange thereof an undetermined number of shares among the following alternatives (i) an additional number of shares in Biomat USA, in lieu of the non-payment occurred at Biomat USA, (ii) an additional number of shares in Biomat NewCo, in lieu of the non-payment occurred at Biomat NewCo; or (iii) a number of ADRs of Grifols, S.A. in lieu of either (i) or (ii).
●	Grifols holds the right to redeem all of the Class B stock from the fifth year onwards;
●	In the event of liquidation of Biomat USA and Biomat Newco, GIC shall have the right to the preferential liquidation of US Dollars 52,105 thousand per share, but shall not have any rights over the liquidation of net assets of these companies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Grifols did not have the discretional right to avoid payment in cash and therefore, the instrument was recorded as a financial liability at 31 December 2021.

The Group does not lose control of Biomat USA and will continue overseeing all aspects of the Biomat Group’s administration and operations.At 31 December 2021 “Other financial liabilities” include interest-free loans extended by governmental institutions amounting to Euros 9,637 thousand (Euros 12,060 thousand at 31 December 2020). The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 390 thousand (Euros 499 thousand at 31 December 2020) (see note 19).

At 31 December 2021 “Other current financial liabilities” include mainly the amount payable relating to the Gigagen, Inc. acquisition amounting to Euros 39,075 thousand (see note 3).

At 31 December 2020 “Other current financial liabilities” included mainly the amount payable relating to the Alkahest, Inc. acquisition amounting to Euros 100,492 thousand (see note 3).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Maturity at:
Up to one year	43,234	105,041
Two years	88,144	3,945
Three years	88,947	1,976
Four years	89,027	1,580
Five years	88,871	1,141
Over five years	483,837	1,630
	882,060	115,313

(e)	Changes in liabilities derived from financing activities

	Thousands of Euros
		Senior Secured
		debt & Other	Finance lease	Other financial
	Bonds	loans	liabilities	liabilities	Total
Carrying amount at 1 January 2019	1,102,978	5,165,765	12,885	95,217	6,376,845
New financing	1,778,218	(1,522,466)	—	12,249	268,001
Refunds	(100,215)	(145,261)	(73,785)	(8,152)	(327,413)
Interest accrued	37,095	171,535	34,558	1,166	244,354
Other movements (note 2)	(108,874)	24,121	761,682	—	676,929
Interest paid/received	(32,000)	(204,179)	—	—	(236,179)
Business combinations (note 3)	—	10,233	—	—	10,233
Foreign exchange differences	—	187,991	5,350	1,269	194,610
Balance at 31 December 2019	2,677,202	3,687,739	740,690	101,749	7,207,380
New financing	116,352	—	—	—	116,352
Refunds	(105,564)	(66,047)	(79,037)	(22,681)	(273,329)
Interest accrued	81,880	124,840	35,084	2,073	243,877
Other movements	—	(10,468)	88,867	4,837	83,236
Interest paid/received	(60,355)	(95,433)	—	—	(155,788)
Business combinations (note 3)	—	—	—	34,778	34,778
Foreign exchange differences	—	(172,246)	(52,105)	(5,443)	(229,794)
Balance at December 31, 2020	2,709,515	3,468,385	733,499	115,313	7,026,712
New financing	2,126,979	329,555	—	829,937	3,286,471
Refunds	(114,480)	(266,659)	(82,692)	(3,507)	(467,338)
Interest accrued	100,948	130,327	35,786	2,165	269,226
Other movements	(33,920)	5,445	135,697	729	107,951
Interest paid/received	(64,031)	(91,089)	—	—	(155,120)
Business combinations (note 3)	—	—	—	(64,749)	(64,749)
Foreign exchange differences	18,523	131,084	51,434	3,047	204,088
Balance at 31 December 2021	4,743,534	3,707,048	873,724	882,935	10,207,241

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(22)    Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Suppliers	628,992	601,618
VAT payable	13,011	11,694
Taxation authorities, withholdings payable	7,267	6,829
Social security payable	39,191	32,640
Other public entities	92,365	89,926
Other payables	151,834	141,089
Current income tax liabilities	4,516	3,482
	785,342	746,189

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

(23)    Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Salaries payable	175,710	121,972
Other payables	23	1,046
Deferred income	32,970	22,934
Advances received	10,569	7,210
Other current liabilities	219,272	153,162

At December 31, 2021 and December 31, 2020, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer.

(24)    Net Revenues

Net revenues are mainly generated from the sale of goods.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The distribution of net consolidated revenues for 2021, 2020 and 2019 by segment is as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Bioscience	3,814,983	4,242,502	3,993,462
Diagnostic	779,108	775,889	733,604
Hospital	141,190	118,675	134,441
Bio supplies	225,765	224,090	266,540
Others	39,620	31,989	22,820
Intersegments	(67,548)	(53,107)	(52,176)
	4,933,118	5,340,038	5,098,691

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
USA and Canada	3,154,549	3,599,746	3,390,811
Spain	362,407	339,169	268,287
European Union	544,042	495,323	588,375
Rest of the world	872,120	905,800	851,218
Consolidated	4,933,118	5,340,038	5,098,691

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Gross sales	6,234,277	6,806,005	6,429,762
Chargebacks	(1,101,896)	(1,247,153)	(1,119,540)
Cash discounts	(60,019)	(68,912)	(70,340)
Volume rebates	(49,043)	(57,858)	(56,426)
Medicare and Medicaid	(53,440)	(61,089)	(50,442)
Other discounts	(36,761)	(30,955)	(34,323)
Net sales	4,933,118	5,340,038	5,098,691

Movement in discounts and other reductions in gross income during 2019 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2018	75,175	6,441	24,797	22,941	8,837	138,191
Current estimate related to sales made in current and prior year	1,119,540	70,340	56,426	50,442	34,323	1,331,071	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,104,493)	(64,523)	(28,014)	(34,486)	(22,490)	(1,254,006)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	275	(6,385)	(25,050)	(20,375)	(5,652)	(57,187)	(3)
Translation differences	(9)	24	546	389	53	1,003
Balance at 31 December 2019	90,488	5,897	28,705	18,911	15,071	159,072

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in discounts and other reductions to gross income during 2020 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2019	90,488	5,897	28,705	18,911	15,071	159,072
Current estimate related to sales made in current and prior year	1,247,153	68,912	57,858	61,089	30,955	1,465,966	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,033,053)	(61,387)	(27,798)	(34,564)	(30,509)	(1,187,311)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	(97,504)	(6,030)	(26,481)	(14,526)	(3,615)	(148,156)	(3)
Translation differences	(16,215)	(597)	(2,614)	(2,459)	(139)	(22,023)
Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548

Movement in discounts and other reductions to gross income during 2021 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548
Current estimate related to sales made in current and prior year	1,101,896	60,019	49,043	53,440	36,761	1,301,159	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,080,304)	(54,554)	(29,617)	(42,890)	(27,036)	(1,234,401)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	(65,681)	(6,964)	(29,304)	(15,422)	(11,057)	(128,428)	(3)
Translation differences	13,066	405	1,454	2,035	154	17,114
Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992
(1)	Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.
(2)	Amounts credited and posted against provisions for current period
(3)	Amounts credited and posted against provisions for prior period

(25)    Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Cost of sales	999,347	1,058,132	988,689
Research and development	138,629	110,682	106,472
Selling, general & administration expenses	401,390	383,851	382,472
	1,539,366	1,552,665	1,477,633

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details by nature are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Wages and salaries	1,231,812	1,234,761	1,178,527
Contributions to pension plans (see note 29)	31,757	33,226	29,941
Other social charges	27,387	27,462	28,785
Social Security	248,410	257,216	240,380
	1,539,366	1,552,665	1,477,633

At 31 December 2021, as a result of the discontinuation of the Blood Collection Systems activity, the Group has recognized an amount of Euros 6.9 million of expense in the consolidated statement of profit and loss.

(26)    Expenses by Nature

(a)  Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2021, 2020 and 2019 classified by functions are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Cost of sales	211,676	198,310	193,081
Research and development	55,311	32,814	22,471
Selling, general & administration expenses	92,780	90,409	86,903
	359,767	321,533	302,455

(b)  Other operating income and expenses

Other operating income and expenses incurred during 2021, 2020 and 2019 by function are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Cost of sales	535,058	500,415	467,705
Research and development	165,884	156,994	166,177
Selling, general & administration expenses	532,056	499,218	457,921
	1,232,998	1,156,627	1,091,803

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details by nature are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Changes in trade provisions	4,844	(14,059)	(19,811)
Professional services	258,371	265,539	244,355
Commissions	28,671	27,147	32,178
Supplies and auxiliary materials	197,893	187,370	170,021
Operating leases (note 9)	32,945	28,176	33,235
Freight	148,797	137,466	130,663
Repair and maintenance expenses	150,308	147,039	136,377
Advertising	71,280	55,073	59,063
Insurance	38,724	30,776	25,647
Royalties	48,446	40,634	10,674
Travel expenses	30,334	23,005	61,346
External services	74,858	71,240	64,099
R&D Expenses	106,873	101,410	103,053
Other	40,654	55,811	40,903
Other operating income&expenses	1,232,998	1,156,627	1,091,803

(27)    Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2020	31/12/2020	31/12/2019
Finance income	11,551	8,021	114,197
Finance costs from Senior Unsecured Notes	(104,944)	(85,182)	(41,920)
Finance costs from senior debt (note 21 (b))	(111,719)	(119,140)	(262,797)
Finance costs from sale of receivables (note 14)	(10,292)	(10,964)	(9,171)
Capitalized interest (note 10)	18,636	16,606	14,894
Finance lease expenses (note 9)	(35,786)	(35,205)	(34,558)
Other finance costs	(33,889)	(15,754)	(9,413)
Finance costs	(277,994)	(249,639)	(342,965)
Impairment and gains / (losses) on disposal of financial instruments	—	—	(37,666)
Change in fair value of financial instruments (note 11)	246	55,703	1,326
Exchange differences	(11,602)	8,246	(9,616)
Finance result	(277,799)	(177,669)	(274,724)

2019 finance income from senior debt includes income of Euros 97,850 thousand related to the refinancing effect (see note 21).

During 2021 the Group has capitalized interest at a rate of between 3.71% and 4.15% based on the financing received (between 3.72% and 4.70%% during 2020) (see note 4 (f)).

“Change in fair value of financial instruments” at 31 December 2020 includes the difference between the contractual right value recognized at 31 December 2019 and the quoted value of SRAAS at 30 March 2020 for an amount of Euros 56,526 thousand (see note 11).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2021, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material.

(a)	Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019

Profit before income tax from continuing operations	350,453	878,629	817,103

Tax at 25%	87,613	219,657	204,276
Permanent differences	2,503	(7,181)	6,104
Effect of different tax rates	(8,720)	(30,686)	(22,564)
Tax credits (deductions)	(14,998)	(14,980)	(12,702)
Prior year income tax expense	18,908	517	(3,722)
Other income tax expenses/(income)	(180)	2,312	(2,933)
Total income tax expense	85,126	169,639	168,459

Deferred tax	17,754	43,138	58,275
Current tax	67,372	126,501	110,184
Total income tax expense	85,126	169,639	168,459

The effect of the different tax rates is basically due to a change of country mix in profits

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)	Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	31/12/2021	31/12/2020	31/12/2019

Assets
Provisions	8,387	3,942	6,228
Inventories	47,908	59,129	51,838
Tax credits (deductions)	26,425	57,896	61,476
Tax loss carryforwards	51,750	53,063	36,066
Other	19,993	11,004	6,531
Subtotal, assets	154,463	185,034	162,139
Goodwill	(2,106)	(30,040)	(27,721)
Fixed assets, amortisation and depreciation	3,151	(3,011)	(2,821)
Intangible assets	(3,001)	(2,062)	(8,573)
Subtotal, net liabilities	(1,956)	(35,113)	(39,115)
Deferred assets, net	152,507	149,921	123,024

Liabilities
Goodwill	(272,596)	(215,907)	(194,964)
Intangible assets	(288,819)	(270,145)	(214,993)
Fixed assets	(86,899)	(78,325)	(88,498)
Debt cancellation costs	(61,543)	(66,720)	(65,967)
Subtotal, liabilities	(709,857)	(631,097)	(564,422)
Tax loss carryforwards	2,160	12,024	24,734
Inventories	5,532	1,673	2,408
Provisions	37,671	36,663	39,366
Other	30,510	23,924	34,087
Subtotal, net assets	75,873	74,284	100,595
Net deferred Liabilities	(633,984)	(556,813)	(463,827)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2021	31/12/2020	31/12/2019
Balance at 1 January	(406,892)	(340,803)	(291,859)
Movements during the year	(17,754)	(43,138)	(58,275)
Business combination (note 3)	(16,400)	(47,988)	—
Translation differences	(40,431)	25,037	9,331
Balance at 31 December	(481,477)	(406,892)	(340,803)

Detail of assets and liabilities by jurisdiction at 31 December 2021 are as follows:

	USA	Spain	Other	Total
	31/12/2021	31/12/2021	31/12/2021	31/12/2021

Net deferred tax	(578,061)	(17,963)	36,372	(559,652)
Tax credit rigths	—	26,425	—	26,425
Tax loss carryforwards	15,236	4,808	31,706	51,750
	(562,825)	13,270	68,078	(481,477)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Detail of assets and liabilities by jurisdiction at 31 December 2020 are as follows:

	USA	Spain	Other	Total
	31/12/2020	31/12/2020	31/12/2020	31/12/2020

Net deferred tax	(466,961)	(36,298)	(26,616)	(529,875)
Tax credit rigths	—	57,861	35	57,896
Tax loss carryforwards	21,277	4,928	38,882	65,087
	(445,684)	26,491	12,301	(406,892)

Detail of assets and liabilities by jurisdiction at 31 December 2019 are as follows:

	USA	Spain	Other	Total
	31/12/2019	31/12/2019	31/12/2019	31/12/2019

Net deferred tax	(392,040)	(35,117)	(35,921)	(463,078)
Tax credit rigths	54,340	5,162	1,297	60,799
Tax loss carryforwards	—	61,476	—	61,476
	(337,700)	31,521	(34,624)	(340,803)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2021, 2020 and 2019 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 57,183 thousand at 31 December 2021 (Euros 89,750 thousand at 31 December 2020).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in five years.

Tax loss carryforwards pending to be offset derived from the US companies are available for 20 years from their date of origin whilst tax losses carryforwards pending to be offset from Spanish companies registered in the Basque Country are available for 15 years and there is no maturity date for other remaining Spanish companies. The Group estimates that of the total amount of tax credits for tax losses recognized in the balance sheet at 31 December 2021 for an amount of Euros 53,910 thousand, approximately Euros 48,453 thousand will be recovered in a period of less than 5 years.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 123,407 thousand (Euros 93,585 thousand at 31 December 2020). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to Euros 52,119 thousand as of 31 December 2021 (Euros 51,537 thousand as of 31 December 2020).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c)	Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The main tax audits currently open in the Group are as follows:

●	Certain companies of the Group domiciled in Spain have been subject to an inspection by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016.

As a result of said procedure, the State Tax Administration Agency has issued assessments containing the results of the inspection, where it is indicated that the treatment of certain transactions and computations mainly related to Transfer Pricing should be adjusted, taking into consideration different interpretations related to the allocation of taxable bases between different jurisdictions. With respect to Corporate Income Tax, the deductibility of certain expenses for the computation of the tax payable has been questioned. These assessments have been signed in conformity by the Group on 8 November 2021. It should be noted that no penalties have been imposed on any of the Group companies for any of the taxes subject to verification.

The results of the inspection did not have a significant impact on the Group’s consolidated financial statements, and the differences determined by the State Tax Administration Agency have been recorded as part of the current tax included under the heading “Current tax liabilities” in the Consolidated Balance Sheet as of 31 December  2021.

If the result of the procedure is considered to be replicable to years not reviewed and open to inspection, the Group has estimated that it is not necessary to record provisions in the consolidated financial statements mainly because the number of transactions that gave rise to the aforementioned assessments has significantly decreased since the years in which they were inspected.

Likewise, having adjusted the allocation of taxable income in accordance with the aforementioned assessments for the purposes of their consideration for the determination of Transfer Pricing, the Group now has a legal right to recover certain amounts from the corresponding Administration, in accordance with the provisions of the European Convention on International Commercial Arbitration with respect to international double taxation. The minimum amount to be recovered, upon which its realization is virtually certain, has been recorded as a non-current receivable included in the caption “other payable” as of 31 December 2021.

●	Grifols Shared Services North America, Inc. and subsidiaries: In 2020 notification of an inspection was received relating to the State Income Tax for the fiscal years 2017 and 2018.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(c)	Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2021 has amounted to Euros 948 thousand (Euros 896 thousand for 2020).

In successive years this contribution will be defined through labor negotiations.

In the event that control is taken of the Company, the Group has agreements with 50 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary.

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

At 31 December 2021, the Group has settled the RSU plan of 2018 for an amount of Euros 7,782 thousand (Euros 7,552 thousand at 31 December 2020 corresponding to the RSU plan of 2017).

This commitment is treated as equity instrument and the amount totals Euros 9,838 thousand at 31 December 2021 (Euros 13,880 thousand at 31 December 2020).

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 31.8 million in 2021 (US Dollars 32.2 million in 2020).

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(d)	Purchase commitments

Details of the Group’s raw material purchase commitments at 31 December 2021 are as follows:

Thousands of Euros
2022	90,413
2023	78,909
2024	72,103
2025	1,116
2026	651
More than 5 years	—

(e)	Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

● ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC.

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

On 12 September 2019, GDS and Ortho filed Notice of Arbitration.  On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent.  On 16 March 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbott.  The arbitration hearing was 15-16 June 2020. Grifols/Ortho were awarded US Dollars4 Million.

NEXT ACTION: The court litigation is continuing with regard to post termination infringement of Grifols' patents. Abbot’s Motion to Dismiss was denied 1 December 2020. Fact discovery has concluded. The court conducted a Markman (Claim Construction) hearing on February 25, 2022. Order on claim construction expected end of April, 2022.

●	SIEMENS HEALTHCARE DIAGNOSTICS, INC. adv. ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS INC.

Served: 10 November 2020

Contract Dispute

Siemens initiated dispute resolution against Ortho and GDS under the Supply Agreement alleging overpayments after an audit by Siemens.

NEXT ACTION: Arbitration is continuing. All fact witnesses have testified. Yet to be scheduled is the questioning of experts, a final briefing and final oral argument.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

POTENTIAL OUTCOME: Based on current financial calculations, it is probable that there may be a finding for Grifols to pay Siemens under the supply agreement, up to US Dollars 12 million (best estimate).

●	RAMIREZ-VIVAR, ALFONSO v. GRIFOLS DIAGNOSTIC SOLUTIONS, INC.

Served: 11 March 2021

Superior Court, CA County of Alameda

Case No.: RG21089519

Wage & Hour Class Action

Plaintiff claiming violation of CA wage & hour statutes.

NEXT STEP: Plaintiff's deposition taken on 28 June 2021. Parties have continued with written discovery., Person Most Knowledgeable depositions are being scheduled. Belaire-West notices to proposed class members were sent out to proposed class members in March 2022. Class certification motion is currently scheduled to be filed by 2 May 2022.

CLASS POTENTIAL:  Approx. 300 CA GDS employees for payroll/wage & hour violations per pay period for 4 years

●	VAUGHAN, BRIAN, DARNELL, JASON v. BIOMAT USA, INC., TALECRIS PLASMA RESOURCES, INC., INTERSTATE BLOOK BANK, INC.

Served: 22 June 2020

Circuit Court of Cook County

Case No. 2020CH04519

Illinois Biometric Information Protection Act

Former donor and employee alleging violation of IL Biometric Information Protection Act in potential class action.

NEXT ACTION:  Motion to Dismiss and all responsive pleadings have been filed as of 17 December 2021.  Await court ruling.  Plaintiff has been pushing discovery even with MTD pending.  Negotiating discovery parameters.  If proposed discovery is limited, we will request a protective order.  If it is not, a motion for stay of discovery will be initiated.

CLASS POTENTIAL: Approx. 54,000 Biomat donors for Illinois Biomat Centers over 4 years x $1,000 BIPA penalty for negligent violation.  This estimate is from 2020 and current numbers are being run.  Interstate Blood Bank, Inc. was also added to the suit and potential donor numbers are being run. At this time, there is insufficient information to determine that there is any probability of liability on Grifols.

●	CERUS CORPORATION v. LABORATORIOS GRIFOLS, S.A.

Cerus Corporation (“Cerus”) and Laboratorios Grifols, S.A. (“Grifols”) entered into a Manufacturing and Supply Agreement executed in 2016, pursuant to which Grifols was to manufacture and supply to Cerus processing and filters sets to be used by Cerus in its own product (the “Agreement”). As a result of Grifols’ decision to discontinue the manufacturing, sale and support of its blood bag product business worldwide, Grifols is unable to comply with the Agreement.

In December 2021, Cerus filed a notice of arbitration in the UK pursuant to the terms of the Agreement alleging wrongful termination of the Agreement by Grifols. Furthermore, in January 2022, Cerus filed injunctive measures with the Courts of Rubí (Barcelona) requiring the suspension of the closure of Grifols’ blood bags production facility until the arbitration proceedings is finalized.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NEXT ACTION: The parties have agreed that the arbitration will be conducted by a 3 person tribunal. Cerus has appointed its arbitrator and Grifols is currently selecting one. The appointed arbitrators will then appoint the third arbitrator. In parallel, the hearing on the injunctive measures is set for March 2022. At the end of February the Parties requested that both the arbitration and the hearing on the injunctive measures be suspended for a period of 60 days to negotiate an out-of-court solution on the conflict. Both the arbitrators and the Court in charge of the injunctive measures accepted the suspension. At this time and based upon the current state of negotiations, the most likely resolution of the conflict is that the companies reach an amicable solution to continue their commercial relationship (manufacturing and supply agreement) on satisfactory terms for both parties.

●	THE STATE CO. FOR MARKETING DRUGS AND MEDICAL APPLIANCES IN IRAQ (KIMADIA) v. LABORATORIOS GRIFOLS, S.A.

The State Co. for Marketing Drugs and Medical Appliances in Iraq (“KIMADIA”) awarded a tender for the supply of blood bags to Laboratorios Grifols, S.A. (“Grifols”). Grifols, through Hali/Tiba (its agent in Iraq), informed KIMADIA on Grifols’ inability to supply the blood bags pursuant to the tender awarded, due to its decision to discontinue the manufacturing, sale and support of its blood bag product business.

The tender documents set forth a list of penalties and compensations in case the awardee is unable to supply the products to KIMADIA. Further, Hali/Tiba also claims Grifols a compensation for the services performed in relation to the tender.

NEXT ACTION: Grifols is going to initiate discussions with KIMADIA, with the assistance of Hali/Tiba, to agree on a possible compensation to be paid to KIMADIA, so as to avoid any possible judicial proceedings. Currently, the negotiations, which are very slow, are on-going, with the local assistance of Hali/Tiba to try to reduce the possible penalties set forth in the tender documents.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(30)    Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousands of Euros
	31/12/2021
	Carrying amount							Fair Value
	Financial assets		Financial		Financial	Other
	at amortised	Financial assets	assets at FV		liabilities at	financial
	costs	at FVTPL	to OCI	Hedges	amortised costs	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	7	2,031	—	—	—	2,038	7	—	2,031	2,038
Derivatives instruments	—	—	—	5,306	—	—	5,306	—	5,306	—	5,306
Trade receivables	—	—	216,433	—	—	—	216,433	—	216,433	—	216,433
Financial assets measured at fair value	—	7	218,464	5,306	—	—	223,777

Non-current financial assets	358,161	—	—	—	—	—	358,161
Other current financial assets	2,026,469	—	—	—	—	—	2,026,469
Trade and other receivables	270,827	—	—	—	—	—	270,827
Cash and cash equivalents	655,493	—	—	—	—	—	655,493
Financial assets not measured at fair value	3,310,950	—	—	—	—	—	3,310,950

Derivatives instruments	—	(875)	—	—	—		(875)	—	(875)	—	(875)
Financial liabilities measured at fair value	—	(875)	—	—	—	—	(875)

Senior Unsecured & Secured Notes	—	—	—	—	(4,626,919)	—	(4,626,919)	(4,697,328)	—	—	(4,697,328)
Promissory Notes	—	—	—	—	(116,610)	—	(116,610)
Senior secured debt	—	—	—	—	(3,061,078)	—	(3,061,078)	—	(3,262,901)	—	(3,262,901)
Other bank loans	—	—	—	—	(645,975)	—	(645,975)
Lease liabilities	—	—	—	—	(873,724)	—	(873,724)
Other financial liabilities	—	—	—	—	(882,060)	—	(882,060)
Other non-current debts	—	—	—	—	—	(333)	(333)
Trade and other payables	—	—	—	—	(780,826)	—	(780,826)
Other current liabilities	—	—	—	—	—	(219,272)	(219,272)
Financial liabilities not measured at fair value	—	—	—	—	(10,987,192)	(219,605)	(11,206,797)
	3,310,950	(868)	218,464	5,306	(10,987,192)	(219,605)	(7,672,945)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

	Thousands of Euros
	31/12/2020
	Carrying amount						Fair Value
	Financial assets	Financial	Financial	Financial	Other
	at amortised	assests at	assets at FV	liabilities at	financial
	costs	FV to profit or loss	to OCI	amortised costs	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	1,128	1,880	—	—	3,008	1,128	—	1,880	3,008
Trade receivables	—	—	308,485	—	—	308,485	—	308,485	—	308,485
Financial assets measured at fair value	—	1,128	310,365	—	—	311,493

Non-current financial assets	195,149	—	—	—	—	195,149
Other current financial assets	11,118	—	—	—	—	11,118
Trade and other receivables	147,108	—	—	—	—	147,108
Cash and cash equivalents	579,647	—	—	—	—	579,647
Financial assets not measured at fair value	933,022	—	—	—	—	933,022

Senior Unsecured & Secured Notes	—	—	—	(2,601,479)	—	(2,601,479)	(2,705,437)	—	—	(2,705,437)
Promissory Notes	—	—	—	(111,622)	—	(111,622)
Senior secured debt	—	—	—	(3,110,298)	—	(3,110,298)	—	(3,358,729)	—	(3,358,729)
Other bank loans	—	—	—	(354,501)	—	(354,501)
Lease liabilities	—	—	—	(733,499)	—	(733,499)
Other financial liabilities	—	—	—	(115,313)	—	(115,313)
Other non-current debts	—	—	—	—	(16,391)	(16,391)
Trade and other payables	—	—	—	(742,707)	—	(742,707)
Other current liabilities	—	—	—	—	(153,162)	(153,162)
Financial liabilities not measured at fair value	—	—	—	(7,769,419)	(169,553)	(7,938,972)
	933,022	1,128	310,365	(7,769,419)	(169,553)	(6,694,457)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

Financial derivatives

At 31 December 2021 the Group has recognized the following derivatives:

				Thousands of Euros
		Notional	Notional
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2021	31/12/2020	31/12/21	31/12/20	Maturity
Cross currency interest rate swap	US Dollar	500,000,000	—	5,306	—	15/10/2024
Foreign exchange rate forward	Canadian dollar	51,000,000	—	(875)	—	25/01/2022
Total				4,431	—
Total Assets (notes 2 and 11)				5,306	—
Total Liabilities (notes 21 and 30)				(875)	—

(a)Hedging derivative financial instruments

On 5 October 2021, the Group subscribed three cross currency interest-rate swap of US Dollars 500 million to hedge part of the Euro equivalent value of the new US Dollar unsecured notes issue. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

-	The Group receives a loan of Euros 431.6 million at a nominal interest rate of 3.78%
-	The Group gives a loan of US Dollars 500 million at a nominal interest rate of 4.75%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The derivative complies with the criteria required for hedge accounting. See further details in notes 4 (l) and 16 (g).

(b)Derivative financial instruments at fair value through profit and loss

The Group has subscribed a foreign exchange forward dated trade to partially hedge the US dollar equivalent value of a Canadian dollar intercompany loan. Since the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to “Change in fair value of financial instruments” in the consolidated statement of profit and loss. At 31 December 2021, the Group has recognized a net finance cost of Euros 280 thousand.

Credit risk

(a)	Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2021 and 2020 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/2021	31/12/2020

Non-current financial assets	12	362,267	198,157
Other current financial assets	12	2,029,707	11,118
Trade receivables	14	432,197	383,233
Other receivables	14	17,224	24,377
Cash and cash equivalents	15	655,493	579,647
		3,496,888	1,196,532

The maximum level of exposure to risk associated with receivables at 31 December 2021 and 2020, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2021	31/12/2020

Spain	62,108	62,358
EU countries	40,897	84,962
United States of America	108,685	157,395
Other European countries	25,163	10,525
Other regions	212,568	92,370
	449,421	407,610

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)Impairment losses

A breakdown of the trade and other receivables net of the impairment losses by ageing as of 31 December 2020 is as follows:

	Thousands of Euros
				Total net trade
		Total gross carrying		receivable third
	ECL Rate	amount	Provision	party
Not matured	0.19%	283,612	(515)	283,097
Past due 0-30 days	0.19%	34,282	(54)	34,228
Past due 31-60 days	0.62%	9,157	(57)	9,100
Past due 61-90 days	2.03%	6,155	(125)	6,030
Past due 91-180 days	3.01%	16,546	(211)	16,335
Past due 181-365 days	8.52%	34,768	(325)	34,443
More than one year	100.00%	4,861	(4,861)	—
Customers with objective evidence of impairment		16,837	(16,837)	—
		406,218	(22,985)	383,233

A breakdown of the trade and other receivables net of the impairment losses by seniority at 31 December 2021 is as follows:

	Thousands of Euros
				Total net trade
		Total gross carrying		receivable third
	ECL Rate	amount	Provision	party
Not matured	0.19%	362,599	(445)	362,154
Past due 0-30 days	0.19%	32,623	(51)	32,572
Past due 31-60 days	0.62%	14,144	(79)	14,065
Past due 61-90 days	2.03%	6,556	(133)	6,423
Past due 91-180 days	3.01%	11,000	(311)	10,689
Past due 181-365 days	8.52%	6,543	(249)	6,294
More than one year	100.00%	3,911	(3,911)	—
				—
Customers with objective evidence of impairment		18,830	(18,830)	—
		456,206	(24,009)	432,197

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019

Opening balance	22,985	22,291	20,531
Net charges for the year	6,471	2,436	4,971
Net cancellations for the year	(6,269)	(124)	(3,142)
Transfers	—	(29)	(19)
Translation differences	822	(1,589)	(50)
Closing balance	24,009	22,985	22,291

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months	6 - 12	1-2	2 - 5	More than
Carrying amount	Note	31/12/21	flows	or less	months	years	years	5 years
Financial liabilities
Bank loans	21	3,707,053	4,309,621	476,397	78,524	102,070	3,641,777	10,853
Other financial liabilities	21	882,060	1,294,873	41,934	1,300	164,718	448,161	638,760
Bonds and other marketable securities	21	4,743,529	5,663,320	2,215,138	170,572	48,538	3,145,255	83,817
Lease liabilities	21	873,724	873,723	24,640	23,927	47,595	184,032	593,529
Payable to suppliers	22	628,992	628,992	622,091	6,901	—	—	—
Other current liabilities	23	43,562	43,562	42,387	1,175	—	—	—
Financial derivatives		875	875	875	—	—	—	—
Total		10,879,795	12,814,966	3,423,462	282,399	362,921	7,419,225	1,326,959

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months	6 - 12	1-2	2 - 5	More than
Carrying amount	Note	31/12/20	flows	or less	months	years	years	5 years
Financial liabilities
Bank loans	21	3,464,799	4,176,075	190,659	89,704	134,789	502,605	3,258,318
Other financial liabilities	21	115,313	115,314	103,397	1,645	3,372	5,515	1,385
Bonds and other marketable securities	21	2,713,101	3,119,194	144,756	32,016	64,031	2,091,066	787,325
Lease liabilities	21	733,499	733,499	21,896	20,746	40,961	158,032	491,864
Payable to suppliers	22	601,618	601,618	601,585	33	—	—	—
Other current liabilities	23	31,190	31,190	30,369	821	—	—	—

Total		7,659,520	8,776,890	1,092,662	144,965	243,153	2,757,218	4,538,892

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Currency risk

The Group’s exposure to currency risk is as follows:

	Thousands of Euros
	31/12/2021
	Euros (*)	Dollars (**)
Trade receivables	2,023	14,800
Receivables from Group companies	141,285	7,101
Loans to Group companies	464,789	21
Cash and cash equivalents	25,766	82
Trade payables	(27,098)	(23,349)
Payables to Group companies	(62,930)	(6,480)
Loans from Group companies	(11,495)	(3)
Bank loans	(372,500)	—
Balance sheet exposure	159,840	(7,828)

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

(*)Balances in Euros in subsidiaries with US Dollars functional currency

(**)Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2021 and 2020 year ends are as follows:

	Closing exchange rate
Euros	31/12/2021	31/12/2020

US Dollars	1.1326	1.2234

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2021, equity would have increased by Euros 812,285 thousand (Euros 750,646 thousand at 31 December 2020) and profit due to foreign exchange differences would have increased by Euros 15,201 thousand (would have increased by Euros 13,213 thousand at 31 December 2020). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2021 and 2020 would have had the opposite effect for the amounts shown above, all other variables being held constant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Group applies hedge accounting to partially hedge its exposure to currency risk (see note 5).

Interest rate risk

(a)	Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Fixed-interest financial instruments
Financial liabilities	(4,878,087)	(2,887,500)
	(4,878,087)	(2,887,500)
Variable-interest financial instruments
Financial liabilities	(3,296,025)	(3,369,451)
	(3,296,025)	(3,369,451)
	(8,174,112)	(6,256,951)

(b)	Sensitivity analysis

If the interest rate had been 100 basis points higher at 31 December 2021, the interest expense would have increased by Euros 35,449 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

If the interest rate had been 100 basis points higher at 31 December 2020, the interest expense would have increased by Euros 36,153 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

(31)    Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020

Receivables from associates (note 14)	131,764	1,447
Trade payables associates	(3)	(133)
Loans to other related parties (note 12)	89,104	80,851
Other financial assets with other related parties	220,947	114,825
Debts with key management personnel	(6,644)	(5,934)
Payables to other related parties	(3,824)	(6,613)
	431,344	184,443

Payables are included in trade and other payables (see note 22).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)	Group transactions with related parties

Group transactions with related parties during 2019 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	10,196	—	—	—
Purchases	(48,300)	—	—	—
Other service expenses	(25,638)	—	(5,586)	(220)
Remuneration	—	(16,795)	—	(5,517)
Payments for rights of use	—	—	(7,104)	—
Finance income	2,265	—	—	—
Finance cost	(158)	—	—	—
	(61,635)	(16,795)	(12,690)	(5,737)

Group transactions with related parties during 2020 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	10,522	—	—	—
Purchases	(459)	—	—	—
Other service expenses	(15,010)	—	(10,344)	—
Remuneration	—	(17,164)	—	(4,966)
Payments for rights of use	—	—	(5,137)	—
Purchase of property, plant and equipment	—	—	(13,500)	—
Finance income	10,939	—	—	—
	5,992	(17,164)	(28,981)	(4,966)

Group transactions with related parties during 2021 are as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	220,808	—	—	—
Purchases	(613)	—	—	—
Other service expenses	(2,709)	—	(3,963)	—
Remuneration	—	(15,136)	—	(4,417)
Payments for rights of use	—	—	(5,332)	—
Purchase of property, plant and equipment	—	—	7,326	—
Finance income	2,638	—	—	—
	220,124	(15,136)	(1,969)	(4,417)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

“Other service expenses” include contributions to non-profit organizations totaling Euros 3,963 thousand in 2021 (Euros 10,344 thousand in 2020 and Euros 5,586 thousand in 2019).

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

Directors representing shareholders´ interests have received remuneration of Euros 965 thousand in 2021 (Euros 965 thousand in 2020).

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

(32)   COVID-19 Impact

The impacts from COVID-19 pandemic are detailed in the consolidated Directors’ report included in these notes to the consolidated financial statements.

(33)   Subsequent events

a)GIC Transaction

On 28 April 2022, the consolidated annual accounts at 31 December 2021 prepared under IFRS-EU principles have been re-authorized for issue due to the need to carry out a reclassification in the balance sheet of the financial instrument signed with GIC, described in Note 21, from net equity to financial liability. However, at the date of preparation of these consolidated financial statements, the parties are analyzing the necessary modifications in the terms and conditions of the agreement in order to classify such transaction as an equity instrument, thereby reflecting their initial will of the parties.

b)Biotest, AG

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In September 2021, Grifols announced its strategic investment in Biotest, a transaction that underscores the companies’ shared commitment to work together to globally increase the availability of plasma therapies for the benefit of patients around the world.

The investment in Biotest will significantly reinforce Grifols’ scientific and industrial capabilities, helping to increase the availability of plasma medicines and broaden its commercial footprint and R&D project portfolio.

Following the opening of two new centers, Biotest now has 28 plasma donation centers in Europe.

In April 2022, having completed the Public Takeover Offer (PTO) and closed the acquisition of Tiancheng  (Germany) Pharmaceutical Holdings, Grifols now controls 96.20% of the voting rights of Biotest AG and holds 69.72% of its share capital.

Grifols has agreed to acquire the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG for EUR 1,091 million. This amount includes a loan receivable, granted by Tiancheng (Germany) Pharmaceutical Holdings to Biotest AG, for an amount of EUR 318 million. The shares of Biotest were valued at EUR 43.00 per ordinary share (17.783.776 shares) and at EUR 37.00 per preferred share (214.581 shares).

Parallel to the transaction, Grifols has closed the voluntary public tender offer (VTO) to all outstanding shareholders, resulting in the payment of EUR 362 million for 1,250,298 ordinary shares at EUR 43.00 per share and 8,340,577 preferred shares at EUR 37.00 per share.

c)Endpoint Health

On February 2022 Grifols announced a collaboration with Endpoint Health, Inc., a precision-medicine therapeutics company dedicated to addressing urgent needs in immune-driven critical care, to develop an antithrombin (AT) therapy to treat disseminated intravascular coagulation (DIC) caused by severe sepsis or septic shock, a life-threatening response to infection.

As part of the agreement, Grifols will contribute its industry-leading expertise in plasma-protein therapies and be the exclusive supplier of AT, a plasma protein that treats patients with blood clotting issues.

In exchange for a US Dollar 10 million upfront investment, Grifols will become a 5% preferred shareholder at Endpoint Health on a fully diluted basis.

The collaboration with Endpoint Health, which will furnish its proprietary diagnostic test to identify septic patients mostly likely to respond to AT therapy, aims to expand Thrombate®’s indication. Upon FDA approval and according to market sourcing needs for AT at the time, the companies will invest up to US 125 million in a multiyear build-out of AT production at Grifols sites in Barcelona, Los Angeles and North Carolina.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

			Acquisition /			12/31/2021		12/31/2020		12/31/2019
	Registered	Registered	Incorporation			% shares		% shares		% shares
Name	Offices	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	100.000%	—	100.000%	—	100.000%

Instituto Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.) Merged with Grifols International in 2018	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	—	—	—	—	—	—

Laboratorios Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	98.600%	1.400%	98.600%	1.400%	98.600%	1.400%

Biomat, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

					centres with plasma virus inactivation services (I.P.T.H).

Grifols Engineering, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	United States	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Biologicals LLC.	United States	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Australia	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	100.000%	—

Medion Grifols Diagnostic AG	Switzerland	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	100.000%	—	100.000%	—	100.000%

Grifols Therapeutics LLC.	United States	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

Talecris Plasma Resources, Inc.	United States	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procurement of human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Worldwide Operations Limited		Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—	100.000%	—	100.000%	—

Progenika Biopharma, S.A.		Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	91.880%	8.120%	91.880%	8.120%	91.880%	8.120%

Asociación I+D Progenika		Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	—	—	—	—	—

Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)		4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	—	55.000%	—	55.000%	—	55.000%

Grifols Worldwide Operations USA Inc.		13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	100.000%	—	100.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

Grifols Asia Pacific Pte, Ltd	Singapore	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols Movaco, S.A.		Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Chile	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—

Grifols USA, LLC.	United States	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Argentina	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

					Manufacture and commercialisation of other pharmaceutical specialities.

Grifols s.r.o.	Czech Republic	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—

Grifols (Thailand) Ltd	Thailand	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Malaysia	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	49.000%	—	30.000%	—	30.000%

Grifols International, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Italia S.p.A	Italy	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols UK Ltd.	United Kingdom	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—

Grifols Brasil, Lda.	Brazil	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta	1998	Commercial	Import and export, preparation, distribution and	100.000%	0.000%	100.000%	0.000%	100.000%	0.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

		CEP 83.325-000 Pinhais Paraná, Brazil			sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.

Grifols France, S.A.R.L.	France	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Polska Sp.z.o.o.	Poland	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V.	Mexico	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols México, S.A. de C.V.	Mexico	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.980%	0.020%	99.980%	0.020%	99.980%	0.020%

Medion Diagnostics GmbH	Germany	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	—	—	—	—	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

Grifols Nordic, AB	Sweden	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—

Grifols Colombia, Ltda	Colombia	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Deutschland GmbH	Germany	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and	100.000%	—	100.000%	—	100.000%	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

					health centres and surgical and medical equipment and instruments.

Grifols Canada, Ltd.	Canada	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)		Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	100.000%	—	100.000%	—

Grifols Switzerland AG		Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	—	—	100.000%	—	100.000%	—

Grifols (H.K.), Limited		Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100.000%	—	100.000%	—	100.000%

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japón	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols India Healthcare Private Ltd		Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W),	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984%	0.016%	99.984%	0.016%	99.984%	0.016%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

		Mumbai - 400604, Maharashtra India

Grifols Diagnostics Equipment Taiwan Limited		8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—	100.000%	—	100.000%	—

Grifols Viajes, S.A.	Spain	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	Ireland	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100.000%	—	100.000%	—	100.000%

Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	United States	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—	100.000%	—	100.000%	—

Gripdan Invest, S.L		Avenida Diagonal 477 Barcelona, Spain	2015	Services	Rental of industrial buildings	100.000%	—	100.000%	—	100.000%	—

Gri-Cel, S.A. (merged with Instituto Grifols, S.A. in 2019)	Spain	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	—	—	—	—	—	—

Araclon Biotech, S.L.	Spain	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and	—	75.850%	—	75.100%	—	75.100%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

					development of effective immunotherapy (vaccine) against this disease.

VCN Bioscience, S.L.		Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	86.830%	—	86.830%	—	81.340%

Grifols Innovation and New Technologies Limited		Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	—	100.000%	—	100.000%	—	100.000%

PBS Acquisition Corp. (merged with IBBI in 2019)		2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States	2016	Services	Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code)	—	—	—	—	—	—

Kiro Grifols S.L (formerly Kiro Robotics S.L)	Spain	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	90.000%	—	90.000%	—	90.000%	—

Chiquito Acquisition Corp.		2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").	—	100.000%	—	100.000%	—	100.000%

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	2017	Industrial	Collection and use of mineral-	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

					medicinal waters and obtainment of all necessary administrative concessions for the optimum and widest use of these.

Goetech LLC (D/B/A Medkeeper)		7600 Grandview Avenue, Suite 210, Arvada, CO 80002, United States	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	—	100.000%	—	100.000%	—	54.760%

Interstate Blood Bank, Inc.		5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Haema, AG		LandsteinerstraBe 1, 04103 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—

BPC Plasma, Inc (formerly Biotest Pharma Corp)		901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent Estados Unidos	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	100.000%	—%	42.450%	—	—

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—	50%	—%	50.000%	—	—

Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	—	50%	—	50.000%	—	—

Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc)		2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmceuticals and Medicines Industry	100.000%	—	—	100.000%	—	—

GCAM, Inc. (merged with Biomat USA)		1561 E Orangethorpe Ave #205, Fullerton, CA 92831 USA	2020	Industrial	To engage in any lawful act or activity for which corporations may	—	—	—	100.000%	—	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

				be organized under the General Corporation Law of Delaware and engaging in any and all activities necessary or incidental to the foregoing.

Grifols Laboratory Solutions, Inc	Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 Estados Unidos	2020	Services	To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	—	100.000%	—	100.000%	—	—

Grifols Korea Co., Ltd.	302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions.	100.000%	—	100.000%	—	—	—

Grifols Middle East & Africa LLC	Office No. 534, 5th floor, NamaaBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt	2021	Services	Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those commercial activities that are permitted by the law.	99.990%	0.010	—	—	—	—

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, United States	2021	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	100.000%	—	43.960	—	43.960

Grifols Pyrenees Research Center, S.L.	C/ Prat de la Creu, 68-76, Planta 3ª, Edifici Administratiu del Comú d'Andorra la Vella Andorra	2021	Industrial	Constitution, development and management of operations of a research and development center in all areas of immnology,	—	80.000%	—	—	—	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

				dedicated to find possible solutions for therapeutic applications.

Grifols Bio North America LLC	251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States	2021	Industrial	To engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.	—	100.000%	—	—	—	—

Biomat Holdco, LLC.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—	100.000%	—	—	—	—

Biomat Newco, Corp.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—	100.000%	—	—	—	—

Grifols Escrow Issuer, S.A.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona Spain	2021	Services	Administration, management and control services for companies and businesses, as well as investment in property, as well as providing advisory services of any investee entities or group companies.	100.000%	—	—	—	—	—

Prometic Plasma Resources, Inc.	531 Boul. Des Prairies, Building 15 Laval, Quebec H7V 1B7 Canada	2021	Industrial	Procurement of human plasma.	100.000%	—	—	—	—	—

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the	—	35.130%	—	35.130%	—	35.130%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

				prevention and treatment of severe respiratory diseases.

TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	—	—	—	—	—

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela, Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	24.990%	—	24.990%	—	24.990%

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	—	—	—	—	47.580%

Albajuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	49.000%	—	49.000%	—	49.000%

Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	—	—	—

Bio Blood Components Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	—	—	—

Plasma Biological Services, LLC	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	—	—	—	—	—

Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for	—	19.330%	—	19.330%	—	19.330%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

				clinical diagnostic and scientific discovery.

Access Biologicals, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro	—	49.000%	—	49.000%	—	49.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

				diagnostics, cell culture, and research and development in the diagnostic field.

Access Manufacturing, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	—	—	—

Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	49.000%	—	49.000%	—	49.000%

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, USA	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	—	—	43.960%	—	43.960%

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	50.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

Medcom Advance, S.A	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	—	45.000%	—	45.000%	—	45.000%

Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	—	—	—	—	—	50.000%

Shanghai RAAS Blood Products Co. Ltd.	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the international level.	26.200%	—	26.200%	—	—	—

Grifols Egypt for Plasma Derivatives (S.A.E.)	Tolip El Narges Hotel, Teseen Streett, Fifth Settlement, Cairo Egypt	2021	Industrial	Establish and operate a plasma fractionation plant whether the plasma is collected locally or imported, as well as its filling and packaging.	49.000%	—	—	—	—	—

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

	Bioscience			Hospital			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Revenues from external customers	3,814,983	4,242,502	3,993,462	141,190	118,675	134,441	779,108	775,889	733,604	225,765	224,090	266,540	39,620	31,989	22,820	(67,548)	(53,107)	(52,176)	4,933,118	5,340,038	5,098,691

Total operating income	3,814,983	4,242,502	3,993,462	141,190	118,675	134,441	779,108	775,889	733,604	225,765	224,090	266,540	39,620	31,989	22,820	(67,548)	(53,107)	(52,176)	4,933,118	5,340,038	5,098,691

Profit/(Loss) for the segment	658,691	949,989	1,079,216	(7,735)	(12,504)	(8,674)	152,948	215,793	215,828	45,990	19,871	16,246	(58,602)	2,241	1,279	(10,896)	4,428	(3,094)	780,396	1,179,818	1,300,801

Unallocated expenses																			(185,332)	(183,686)	(169,436)

Operating profit/(loss)																			595,064	996,132	1,131,365

Finance result																			(277,799)	(177,669)	(274,724)

Share of profit/(loss) of equity- accounted investee	—	—	—	—	—	—	—	—	(19,794)	—	—	—	33,188	60,166	(19,744)	—	—	—	33,188	60,166	(39,538)

Income tax expense																			(85,126)	(169,639)	(168,459)

Profit for the year after tax																			265,327	708,990	648,644

Segment assets	9,467,378	7,975,667	8,416,922	269,487	257,360	274,250	3,513,991	3,371,125	3,676,011	47,446	251,551	226,814	557,884	383,981	77,501	(39,963)	(26,773)	(32,892)	13,816,223	12,212,911	12,638,606
Equity-accounted investments	31,847	—	10,368	—	—	—	—	—	—	53,264	46,782	49,922	1,914,665	1,822,238	54,183	—	—	—	1,999,776	1,869,020	114,473
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,417,836	1,192,845	2,789,532
Total assets																			19,233,835	15,274,776	15,542,611

Segment liabilities	1,521,634	1,222,664	1,371,352	38,654	32,179	53,441	397,869	372,461	351,799	27,596	120,787	126,289	160,441	121,334	35,581	—	—	—	2,146,194	1,869,425	1,938,462
Unallocated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,770,543	6,685,296	6,758,381
Total liabilities																			11,916,737	8,554,721	8,696,843

Other information:

Allocated amortisation and depreciation	228,114	201,087	196,335	12,065	12,443	11,686	88,557	63,053	52,224	2,948	21,846	20,415	6,978	2,820	2,147	—	—	—	338,662	301,249	282,807

Unallocated amortisation and depreciation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	21,105	20,284	19,648

Allocated expenses that do not require cash payments	26,051	38,955	43,524	3,349	529	(289)	4,446	(21,335)	(22,873)	73	3	393	—	(2,977)	—	—	—	—	33,919	15,175	20,755

Unallocated expenses that do not require cash payments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,991	4,924	2,416

Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	349,890	289,062	868,103	12,616	11,548	62,298	19,991	34,516	103,911	13,836	10,915	65,448	15,981	1,150	1,768	—	—	—	412,314	347,191	1,101,528

Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	55,380	107,178	73,544

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

				Rest of European			USA + Canada			Rest of World			Consolidated
	Spain			Union
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019

Net Revenue	362,407	339,169	268,287	544,042	495,323	588,375	3,154,549	3,599,746	3,390,811	872,120	905,800	851,218	4,933,118	5,340,038	5,098,691

Assets by geographical area	1,092,435	1,117,647	2,764,054	5,393,407	2,927,198	3,425,874	10,525,140	9,138,360	9,059,674	2,222,853	2,091,571	293,009	19,233,835	15,274,776	15,542,611

Other information:
Additions for the year of property, plant & equipment, intangible assets and rights of use	71,022	93,787	183,891	91,388	92,873	181,736	295,526	253,442	787,586	9,758	14,267	21,859	467,694	454,369	1,175,072

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2021

(Expressed in thousands of Euros)

	Balance at		Business			Translation	Balance at
	31/12/2020	Additions	combinations	Transfers	Disposals	differences	31/12/2021

Development costs	701,390	34,671	24,027	—	(5,679)	47,197	801,606

Concessions, patents, licenses brands & similar	228,023	57	—	—	—	16,478	244,558

Computer software	279,651	33,516	—	3,315	(208)	14,217	330,491

Currently marketed products	1,004,665	—	—	—	—	78,636	1,083,301

Other intangible assets	156,644	—	—	—	(12,146)	11,511	156,009

Total cost of intangible assets	2,370,373	68,244	24,027	3,315	(18,033)	168,039	2,615,965

Accum. amort. of development costs	(125,875)	(44,612)	—	(60)	5,679	(3,498)	(168,366)

Accum. amort of concessions, patents, licenses, brands & similar	(51,197)	(9,909)	—	—	—	(3,070)	(64,176)

Accum. amort. of computer software	(167,124)	(25,474)	—	(101)	178	(7,770)	(200,291)

Accum. amort. of currently marketed products	(331,968)	(35,989)	—	—	—	(26,827)	(394,784)

Accum. amort. of other intangible assets	(71,430)	(4,265)	—	—	—	(5,603)	(81,298)

Total accum. amort intangible assets	(747,594)	(120,249)	—	(161)	5,857	(46,768)	(908,915)

Impairment of other intangible assets	(65,129)	(73)	—	—	—	(4,898)	(70,100)

Carrying amount of intangible assets	1,557,650	(52,078)	24,027	3,154	(12,176)	116,373	1,636,950

		(See note 3)

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2020

(Expressed in thousands of Euros)

	Balance at		Business			Translation	Balance at
	31/12/2019	Additions	combinations	Transfers	Disposals	differences	31/12/2020

Development costs	435,339	35,301	265,571	—	—	(34,821)	701,390

Concessions, patents, licenses brands & similar	229,997	16,174	5	(6)	—	(18,147)	228,023

Computer software	258,597	27,939	2,229	3,963	(11)	(13,066)	279,651

Currently marketed products	1,092,834	—	—	—	—	(88,169)	1,004,665

Other intangible assets	178,359	3,118	—	(399)	(10,233)	(14,201)	156,644

Total cost of intangible assets	2,195,126	82,532	267,805	3,558	(10,244)	(168,404)	2,370,373

Accum. amort. of development costs	(103,531)	(23,810)	—	—	—	1,466	(125,875)

Accum. amort of concessions, patents, licenses, brands & similar	(43,656)	(8,221)	—	(1,732)	—	2,412	(51,197)

Accum. amort. of computer software	(143,806)	(19,198)	—	(9,833)	12	5,701	(167,124)

Accum. amort. of currently marketed products	(322,119)	(37,739)	—	—	—	27,890	(331,968)

Accum. amort. of other intangible assets	(80,836)	(6,844)	—	9,389	214	6,647	(71,430)

Total accum. amort intangible assets	(693,948)	(95,812)	—	(2,176)	226	44,116	(747,594)

Impairment of other intangible assets	(67,644)	(2,977)	—	—	—	5,492	(65,129)

Carrying amount of intangible assets	1,433,534	(16,257)	267,805	1,382	(10,018)	(118,796)	1,557,650

(See note 3)

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use

for the year ended

31 December 2021

(Expressed in thousands of Euros)

	Balance at					Translation	Balance at
	31/12/2020	Additions	Business combinations	Transfers	Disposals	differences	31/12/2021
Land and buildings	759,120	125,112	4,611	3,337	(3,603)	53,378	941,955
Machinery	5,907	3,412	—	(495)	(89)	341	9,076
Computer equipment	8,228	641	—	(629)	(7)	286	8,519
Vehicles	14,152	4,277	—	(407)	(2,887)	625	15,760

Total cost of rights of use	787,407	133,442	4,611	1,806	(6,586)	54,630	975,310
Accum. depr. of land and buildings	(94,118)	(57,901)	—	(3,337)	3,605	(8,080)	(159,831)
Accum. depr. of machinery	(2,236)	(2,120)	—	587	87	(110)	(3,792)
Accum.depr. of computer equipment	(4,640)	(2,269)	—	629	7	(202)	(6,475)
Accum. depr. of vehicles	(7,717)	(4,430)	—	407	2,581	(396)	(9,555)

Total accum. depr. of rights of use	(108,711)	(66,720)	—	(1,714)	6,280	(8,788)	(179,653)
Carrying amount of rights of use	678,696	66,722	4,611	92	(306)	45,842	795,657

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use

for the year ended

31 December 2020

(Expressed in thousands of Euros)

	Balance at					Translation	Balance at
	31/12/2019	Additions	Business combinations	Transfers	Disposals	differences	31/12/2020
Land and buildings	734,846	68,172	19,424	—	(10,935)	(52,387)	759,120
Machinery	6,167	1,775	—	(1,846)	(59)	(130)	5,907
Computer equipment	6,504	2,449	—	(37)	(347)	(341)	8,228
Vehicles	14,030	2,681	74	(10)	(1,914)	(709)	14,152

Total cost of rights of use	761,547	75,077	19,498	(1,893)	(13,255)	(53,567)	787,407
Accum. amort. of land and buildings	(49,441)	(52,774)	—	(2)	2,341	5,758	(94,118)
Accum. amort of machinery	(1,698)	(1,588)	—	955	55	40	(2,236)
Accum. amort. of computer equipment	(2,180)	(3,012)	—	37	347	168	(4,640)
Accum. amort. of vehicles	(4,370)	(5,206)	—	7	1,529	323	(7,717)

Total accum. amort of rights of use	(57,689)	(62,580)	—	997	4,272	6,289	(108,711)
Carrying amount of rights of use	703,858	12,497	19,498	(896)	(8,983)	(47,278)	678,696

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2021

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2020	Additions	combination	Transfers	Disposals	differences	31/12/2021

Cost:

Land and buildings	780,180	3,361	660	24,830	(123)	51,539	860,447
Plant and machinery	2,200,429	42,747	10,381	171,894	(24,960)	127,253	2,527,744
Fixed Assets under construction	704,582	219,900	(7,300)	(199,943)	—	46,548	763,787

	3,685,191	266,008	3,741	(3,219)	(25,083)	225,340	4,151,978

Accumulated depreciation:

Buildings	(122,948)	(19,388)	—	2,583	123	(8,452)	(148,082)

Plant and machinery	(1,235,483)	(153,408)	—	(2,609)	18,808	(69,742)	(1,442,434)

	(1,358,431)	(172,796)	—	(26)	18,931	(78,194)	(1,590,516)

Impairment of other property, plant and equipment	(2,653)	(11,246)	—	—	—	(66)	(13,965)

Carrying amount	2,324,107	81,966	3,741	(3,245)	(6,152)	147,080	2,547,497
			(See note 3)

This appendix forms an integral part of note 10 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2020

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2019	Additions	combination	Transfers	Disposals	differences	31/12/2020

Cost:

Land and buildings	807,195	19,843	14,964	(6,050)	(211)	(55,561)	780,180
Plant and machinery	2,141,611	50,825	48,408	103,594	(23,830)	(120,179)	2,200,429
Fixed Assets under construction	497,164	226,092	121,399	(99,616)	—	(40,457)	704,582

	3,445,970	296,760	184,771	(2,072)	(24,041)	(216,197)	3,685,191

Accumulated depreciation:

Buildings	(108,638)	(17,974)	—	(3,826)	171	7,319	(122,948)
Plant and machinery	(1,175,075)	(145,167)	—	5,412	22,590	56,757	(1,235,483)

	(1,283,713)	(163,141)	—	1,586	22,761	64,076	(1,358,431)

Impairment of other property, plant and equipment	(2,712)	21	—	—	—	38	(2,653)

Carrying amount	2,159,545	133,640	184,771	(486)	(1,280)	(152,083)	2,324,107
			(See note 3)

This appendix forms an integral part of note 10 to the consolidated financial statements.