Form 20-F
period 2022-12-31
Grifols SA
filed 2023-04-18
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

◻      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

⌧ Yes ◻ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

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

See below for a reconciliation of reported net revenues to net revenues in constant currency:

	Year Ended December 31,			Year Ended December 31,
	2022	2021	% var	2021	2020	% var

	(in millions of euros)			(in millions of euros)
Net Revenue	6,064.0	4,933.1	22.9%	4,933.1	5,340.0	7.6%
Variation due to exchange rate effects	519.2			208.5	68.0
Constant Currency Net Revenue	5,544.8	4,933.1	12.4%	5,141.6	5,340.0	3.7%

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

v

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors.

Not applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3.KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We have a significant amount of indebtedness. As of December 31, 2022, our current and non-current financial liabilities were €10,756.2 million, of which a substantial majority (€9,960.6 million) was long-term debt.

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

The United Kingdom (“U.K.”), formally left the European Union (“E.U.”), on January 31, 2020, and on December 24, 2020, the U.K. and the E.U. reached an agreement on a new partnership governing the rules that apply between the U.K. and the E.U. On January 1, 2021, provisional application of the agreement took effect. Despite the existence of a new deal, the decision of the U.K. to exit from the E.U., or Brexit, may lead to legal uncertainty and potentially divergent laws and regulations between the U.K. and the E.U., as the United Kingdom determines which E.U. laws to replicate or replace. We still cannot predict whether or not the U.K. will significantly alter its current laws and regulations in respect of the pharmaceutical industry and, if so, what impact any such alteration would have on us or our business. Moreover, we still cannot predict the impact that Brexit will have on (i) the marketing, transportation and sale of pharmaceutical products or (ii) the process to obtain regulatory approval in the U.K. for product candidates.

Further, Brexit may still cause disruptions to our business, and create uncertainty affecting our relationships with existing and potential customers, suppliers and employees. The effects of Brexit could potentially disrupt some of our target markets and jurisdictions in which we operate, and may create global economic uncertainty. Any of these effects of Brexit, among others, could materially adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

The military conflict between Russia and Ukraine, and the global response thereto, may adversely affect our business and results of operations.

In response to the military conflict between Russia and Ukraine, the United States, United Kingdom, European Union and others have imposed significant new sanctions and export controls against Russia and certain Russian individuals and entities. This conflict has also resulted in significant volatility and disruptions to the global markets. It is not possible to predict the long-term implications of this conflict, which could include but are not limited to further sanctions, uncertainty about economic and political stability, increases in inflation rates and further increases in energy prices, supply chain challenges and adverse effects on currency exchange rates and financial markets. In addition, sanctions against Russia in response to the conflict could lead to an increased threat of cyberattacks, which could pose risks to the security of our IT systems, our network and our service offerings, as well as the confidentiality, availability and integrity of our data. Up to the present date, the conflict has not directly affected our business, however, we have operations, as well as current and potential new customers, in several locations in Europe. If the conflict extends beyond Ukraine or further intensifies, it could have an adverse impact on our operations.

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

Regulatory authorities, including the FDA and the European Medicines Office (“EMA”), routinely inspect our facilities to assess ongoing compliance with cGMP. If the FDA, the EMA or other regulatory authorities find our facilities to be out of compliance, our ongoing operations or plans to expand would be adversely affected.

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

Our current business plan envisages an increase in the production of plasma derivative products, which depends on our ability to maintain and/or increase plasma collections or improve product yield. The ability to maintain and/or increase plasma collections may be limited, our supply of plasma could be disrupted or the cost of plasma could increase substantially, as a result of numerous factors, including:

•

A reduction in the donor pool. Regulators in most of the largest markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the appearance of the variant Creutzfeldt-Jakob, or mad cow disease, resulted in the suspension of the use of plasma collected from U.K. residents and concern over the safety of blood products, which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool, significantly reducing the potential donor pool. The appearance of new viral strains could further reduce the potential donor pool. Also, changes in socioeconomic conditions could impact the number of donors. More recently, the COVID-19 pandemic also adversely impacted our plasma collection volumes because of, among other things, mobility restrictions. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Consequences of Covid-19.”

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

Our ability to increase and improve the efficiency of production at our plasma collection centers may be affected by: (i) changes in the economic environment and population in selected regions where we operate plasma collection centers; (ii) the entry of competitive centers into regions where we operate; (iii) our misjudging the demographic potential of individual regions where we expect to increase production and attract new donors; (iv) unexpected facility related challenges; (v) unexpected management challenges at select plasma collection centers; or (vi) unforeseen governmental changes to policies limiting the donor population or imposing regulations that make plasma donations onerous and restrictive.

The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us.

The outbreak of the respiratory illness caused by a coronavirus named “SARS-CoV-2” (the “Coronavirus” or “COVID-19”) resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the Coronavirus while seeking to maintain essential services. These measures included, without limitation, social distancing, the temporary closure of non-essential businesses, stay-at-home and work-from-home policies, self-imposed quarantine periods, border closures and travel bans or restrictions. These measures and conditions continue to have an adverse impact and may continue to adversely affect our manufacturing and supply chains, clinical trial operations and the ability of our employees to attend work or work effectively, which caused our net plasma supply to be negatively impacted in 2020 and 2021. As a result of a decrease in donors due to mobility restrictions, we increased our donor fees and, consequently, our cost per liter of plasma collected also increased during the pandemic. Although in the second half of 2022 these material issues started to ease, with our cost per liter, donor compensation, and other negative factors improving, if the measures adopted in response to the COVID-19 pandemic are re-introduced, and potentially upon their gradual or complete removal, our revenues, financial condition, profitability and cash flows may be materially adversely affected.

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

We have historically derived a significant portion of our net revenue from our immunoglobulin products, including our immunoglobulin products. In 2022 and 2021, our IG products accounted for approximately 43% and 42% of our net revenue, respectively. If any of these IG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue. Similarly, if either Flebogamma®, Gamunex®-C/Gamunex® or Xembify® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected. Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

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

Our potential product liability also extends to our Diagnostic business unit and Healthcare Solutions (as defined herein) products. In addition, we sell and distribute third-party products, and the laws of the jurisdictions where we sell or distribute such products could also expose us to product liability claims for those products. Furthermore, the presence of a defect in a product could require us to carry out a recall of such product.

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

We continually make capital expenditures for the maintenance and enhancement of our facilities. The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements and the extent and timing of particular projects, among other things. Our ability to grow our business is dependent upon the timely completion of these projects and obtaining the requisite regulatory approvals.

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

We use issuances of debt and bank borrowings as a source of funding. At December 31, 2022, $2.3 billion and €1.3 billion of our senior interest bearing debt, which represented 37% of our senior interest bearing debt, bore interest at variable rates, at a spread over the LIBOR for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate, or EURIBOR, for our euro denominated debt. Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations. See “—Risks Relating to Our Structure— The phasing out and ultimate replacement of LIBOR with an alternative reference rate and changes in the manner of calculating other reference rates may adversely impact the value of loans and other financial instruments we hold that are linked to LIBOR or other reference rates in ways that are difficult to predict and could adversely impact our financial condition and results of operations.” And see Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro. In 2022, €4,416.9 million, or 73%, of our net revenue of €6,064.0 million was denominated in U.S. dollars. We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos. Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses that could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness. At December 31, 2022, we had approximately $2,313.9 million of U.S. dollar denominated senior debt. See Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Currency Risk.”

If our main facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period.

A substantial portion of our revenue is derived from plasma fractionation or products manufactured at our main facilities, including the facilities located in San Diego, Clayton, Emeryville, Los Angeles and Parets. In addition, a substantial portion of our plasma supply is stored at facilities in City of Industry, California, as well as at our Clayton and Parets facilities. If any of our main facilities, including the ones mentioned above, were to be impacted by an accident or a force majeure event such as an earthquake, major fire, storm or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators, our revenue would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period and we could experience a loss of raw materials, work-in-process or finished goods inventory. In addition, extreme weather conditions may become more severe and frequent as the temperature rises due to the effects of climate change, and such extreme weather conditions could heighten the risks and uncertainties noted above.

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

For example, health information laws and regulations, such as regulations under HIPAA and potential revisions thereto, as proposed in December 2020, include requirements to implement various recordkeeping, operational, notice and other practices intended to safeguard that information, limit its use to allowed purposes and notify affected individuals in the event of privacy and security breaches, establish standards regarding electronic health data transmissions and set rules for specific electronic transactions, such as transactions involving claims submissions to third party payers. Failure to comply with HIPAA and similar state laws could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Additionally, a U.S. federal privacy bill introduced to the U.S. House of Representatives on July 20, 2022 (and reported by the applicable committee on December 30, 2022), would establish new requirements for how companies handle personal data, including information that identifies or is reasonably linked to an individual, such as our consumers. If this bill becomes law, we may be required to implement certain security practices to protect and secure personal data against unauthorized access, and we may be subject to further requirements for complying with this requirement if any applicable agency issues related regulations.

In the United States and specifically in California, for example, the CCPA generally requires companies, such as us, to institute additional protections regarding the collection, use and disclosure of certain personal information of California residents. The California Attorney General announced the finalization of initial CCPA regulations on August 14, 2020, and two new sets of modifications to CCPA regulations have since been proposed and have completed the required public comment process, although they are still subject to internal review and finalization by the California Attorney General, the timing of which is uncertain. In addition to providing for enforcement by the California Attorney General, the CCPA also provides for a private right of action. Entities in violation of the CCPA may be liable for civil penalties. Significantly, in November 2020 California enacted the California Privacy Rights Act (“CPRA”), effective January 1, 2023, which amends the CCPA. The CPRA, among other substantive measures, expands the CCPA’s private right of action, increases consumers’ control over personal information, imposes new compliance obligations on businesses, and enacts new exceptions that may apply to our businesses. Notably, the CPRA created the California Privacy Protection Agency Board, which is responsible for enforcing the CCPA and CPRA, and which approved final CPRA regulations in February 2023. Other States in the United States either have or, presumably, will adopt similar laws.

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

We recently acquired plasma collection centers from GC Pharma (in 2020), BPL (in 2021) and Kedrion (in 2021), as well as entered into a plasma supply agreement with Haema AG in Hungary (in 2021) and through the acquisition of Biotest AG (in 2022). There can be no assurance we will be successful with this plasma acquisition strategy or that we will realize all of the benefits we expect from such new centers. Moreover, we have introduced and instituted a cost savings plan for 2023 to reduce headcount, become more efficient in the plasma procurement process and close certain underperforming plasma centers, among other strategies. See Item 4 of this Part I “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.” Our cost savings and business improvement initiatives could result in unexpected charges and expenses that negatively impact our financial results and we could fail to achieve the desired efficiencies and estimated cost savings. In addition, if we are not able to effectively implement these initiatives, or if they fail to operate as intended, our financial results could be adversely affected. Additionally, these types of initiatives could yield unintended consequences such as distraction of management and employees, business disruption, an inability to attract or retain key personnel, which could negatively affect our business or financial condition and results of operations. If we are not able to effectively develop, implement and manage our cost savings or business improvement initiatives (including our acquisitions), we may experience operational difficulties and increased costs, which may adversely affect our results of operations.

Climate change and increased risk of major natural disasters may adversely affect our business.

Climate change is already causing extreme heat and poor air quality in some areas, which threaten to exacerbate pre-existing health conditions such as respiratory diseases. In addition, an increase in temperature and humidity may cause a proliferation of insects that carry vector-borne diseases, including dengue fever and malaria. Ultimately, climate change could undermine decades of progress in improving human health at a time when antimicrobial resistance is also rising.

We are exposed to climate risks such as physical risks (e.g., heat, water scarcity, sea level rise, flooding from severe weather events) and transition risks (e.g., regulatory frameworks, carbon pricing, cost of and access to capital), which could vary in magnitude and impact country by country. For example, some of our production facilities that depend on the availability of significant water supplies are located in areas where water is increasingly scarce. Other facilities are located in places that, because of increasingly violent weather events, sea level rise, or both, are increasingly at risk of substantial flooding. In regions where this risk is present, it impacts not only our own operations but also our distribution supply chain. Such events may result in increased costs, business interruptions, destruction of facilities, loss of life, and disruption to healthcare systems that patients use to access our medicines.

Climate change may trigger the adoption of new regulatory requirements across the globe. Such legislation could include increased requirements to invest in technology to reduce energy use, water use and greenhouse gas emissions, beyond what we expect to invest in our existing plans. Item 4 of this Part I, “Information on the Company—B. Business Overview—Climate Change.” In addition, legislation could include carbon pricing, climate risk disclosure mandates, and changes in zoning or building codes to increase climate resilience. The combined impact of these transition risks could increase our direct operating costs and result in the same impact across our supply chain.

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

There are uncertainties due to federal legislative and administrative efforts to repeal (under the previous U.S. presidential administration), substantially change, replace or invalidate portions or all of the ACA. Additionally, federal litigation related to the ACA is proceeding in several courts and could have a significant impact on the United States healthcare industry. The U.S. Supreme Court, in upholding the constitutionality of the ACA and its individual state mandate provision in 2012, simultaneously limited ACA provisions requiring Medicaid expansion, making such expansion a state-by-state decision. In 2017, the U.S. Congress effectively repealed the ACA’s individual mandate provision by eliminating the financial penalty for non-compliance. In the most recent ACA litigation, a federal appeals court found the individual mandate to be unconstitutional, and returned the case to a lower federal court for consideration of whether the remainder of the ACA could survive the excision of the individual mandate. On June 17, 2021, the United States Supreme Court held that plaintiffs do not have standing to challenge the constitutionality of the individual mandate. Also, a federal district court held in 2022 that plaintiffs have standing to challenge the preventive services guarantee of the ACA, however, it is uncertain whether the litigation reaches a federal appeals court or the U.S. Supreme Court. It is also uncertain whether there will be additional challenges to the ACA. Any future legislation, guidance, rules or regulations and/or executive orders that materially alter the healthcare industry could have a significant impact on our operations. The uncertain status of the ACA affects our ability to plan, and its repeal without adequate replacement could have a material adverse effect on our United States operations.

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

In the United States, which is our main market, implementation of the ACA and trends in recent years in the healthcare industry have caused significant changes including a shift towards managed or value-based care, collective purchasing agreements, consolidation in office-based healthcare providers, and other cost-saving, revenue and payment reduction measures with respect to, for example, several government healthcare programs that cover our products, including Medicaid, Medicare Parts B, C and D and the 340B Program. These trends could have a material adverse impact on our financial performance. For more details of these measures see Item 4 of this Part I, “Information on the Company—E. Regulatory Matters—Pharmaceutical Pricing and Reimbursement.” Global emphasis on healthcare cost containment exerts significant pressures on the pricing of our products and on our ability to obtain and maintain reimbursement rates to cover our products, which may adversely affect our business.

The availability of federal funds to pay for our products under Medicaid and Medicare Part B programs requires that we extend discounts under the 340B Program, and changes to this program under the ACA could adversely affect our financial performance. The 340B Program extends discounts to a variety of community health clinics and other entities that receive health services grants from the 340B Program, as well as hospitals that serve a disproportionate share of certain low income individuals, and the ACA expanded the number of qualified 340B entities eligible to purchase products for outpatient use, adding certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers. The 340B Program price, or ceiling price, cannot exceed the average manufacturer price (“AMP”) (as reported to the U.S. Centers for Medicare & Medicaid Services (“CMS”) under the Medicaid drug rebate program) less the Medicaid unit rebate amount. We have entered into a pharmaceutical pricing agreement (“PPA”), with the government in which we have agreed to participate in the 340B Program by charging eligible entities no more than the ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration (“HRSA”) of the United States Department of Health and Human Services (“HHS”), the federal agency responsible for oversight of the 340B Program, which creates uncertainty. Certain aspects of the 340B Program relating to manufacturers’ 340B pricing restrictions for prescriptions filled at contract pharmacy locations continue to be challenged in federal district courts, which adds to such uncertainty. In addition, in 2022, the Inflation Reduction Act of 2022 was signed into law and has the potential to affect the ultimate 340B price calculated for eligible covered entities. Within this context, we expect the healthcare industry will continue to be subject to increasing pricing and cost containment pressures in 2023 and beyond. These pricing and cost containment pressures may impact the reimbursement rates for our products and have an adverse effect on our business. We believe that we meet the requirements of the 340B Program, and are continuing to review and monitor these and other developments affecting the 340B Program.

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

Regarding access to our products, the ACA established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research, as those terms are defined in the ACA. While the stated intent of Comparative Effectiveness Research is to develop information to guide providers to the most efficacious therapies, outcomes of Comparative Effectiveness Research could influence the reimbursement or coverage for therapies that are determined to be less cost effective than others. Should any of our products be determined to be less cost effective than alternative therapies, the levels of reimbursement for these products, or the willingness to reimburse at all, could be impacted, which could materially impact our financial results. In connection with the FDA’s authority to ensure the development of safe and effective biosimilars, in September 2022, the FDA User Fee Reauthorization Act of 2022 was signed into law, which allows the FDA to assess and collect fees for biosimilars for a five-year period through 2027. While the fee rates charged to biosimilar program sponsors are intended to expedite the process for reviews of biosimilar applications, such fees could be passed onto manufacturers and, thus, could also impact our financial results.

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

See Item 15 of Part 2 “Controls and Procedures” in connection with the restatement of the investment by the GIC Investor.

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

The market price of our Class B ADSs may be adversely affected by any of the preceding or other factors regardless of operations and financial condition. Since December 31, 2020, our Class B ADSs have traded as high as $19.78 per ADS on January 19, 2021 and as low as $5.95 per ADS on September 29, 2022.

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

Item 4.INFORMATION ON THE COMPANY

A.	History of and Development of the Company

Introduction

We were founded in 1940 in Barcelona, Spain by Dr. José Antonio Grifols i Roig, a specialist and pioneer in blood transfusions and clinical analysis and the grandfather of our current Honorary Chairperson of the Board. We have been making and selling plasma derivative products for more than 70 years. Over the last 25 years, we have grown from a predominantly domestic Spanish company into a global company by expanding both organically and through acquisitions throughout Europe, the United States, Latin America and Asia.

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

We are a vertically integrated global producer of plasma derivatives and we believe we rank in the top three largest producers in the industry. Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers. We have expanded our plasma collection network and our manufacturing capacity through a combination of organic growth and acquisitions. As of December 31, 2022 we had 392 operating plasma collection centers located across the United States, Germany, Austria, Hungary, Canada and Egypt; and a manufacturing capacity of approximately 22 million liters of plasma per year.

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

Important Milestones

The following are some of our most important milestones:

•

On April 25, 2022, we acquired all of the existing equity interest in Grifols Biotest Holdings GmbH, formerly known as Tiancheng (Germany) Pharmaceutical Holdings AG (“Biotest Holdings”), which in turn owns 89.88% of the ordinary shares and 1.08% of the preferred equity shares of German publicly traded company Biotest AG, a global company that supplies plasma protein products and biotherapeutic drugs, for a total consideration of €1,090,518,254. In addition, (1) we completed a voluntary tender offer to all remaining shareholders of Biotest AG to acquire their ordinary and preferred shares, where we acquired 1,250,298 ordinary shares (for €43.00 per share) and 8,340,577 preferred shares (for €37.00 per share) and (2) we acquired 185,359 ordinary shares in May 2022 following the exercise of a legal put right provided by applicable German corporate laws by former shareholders of Biotest AG. This has brought our interest in Biotest AG to 97.13% of the voting rights and 70.18% of the share capital. As a result of these transactions, we have acquired 28 additional plasma collection centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition;”

•

On December 1, 2021, we sold a minority equity interest in the Biomat group, comprised of our U.S.-based plasma collection subsidiaries Biomat Newco, its subsidiary Biomat USA and its subsidiaries Grifols Bio Supplies, Inc., formerly known as Interstate Blood Bank, Inc., Talecris and Biomat USA South, Inc., the latter two of which have since been merged into Biomat USA and dissolved, respectively (collectively, the “Biomat Group”), to Parette Investment Pte. Ltd. (the “GIC Investor”), to an affiliate of GIC Private Limited, which is a sovereign wealth fund established by the Government of Singapore. Specifically, the GIC Investor acquired 12.9% of Biomat Newco and 12.5% of Biomat USA. The purchase price received was $990 million. We used the net proceeds to (i) prepay $600 million of principal amount of the Revolving Loans under the First Lien Credit Facilities, (ii) prepay $142,360,501.31 of the principal amount of the Dollar Tranche B Term Loans, (iii) prepay $88,003,617.48 of the Euro Tranche B Term Loans and (iv) repurchase €97,535,000.00 of the 2019 Notes under an asset sale offer. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Dispositions—The Biomat Transactions” and “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit;”

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

We organize our business into five business units: Plasma Procurement, Biopharma, Diagnostic, Bio Supplies and Others.

Plasma Procurement. The Plasma Procurement business unit includes all activities relating to plasma collection, including the evaluation and screening of plasma donors and the operation of our plasma collection centers. Our Plasma Procurement business unit has no revenues, as all plasma collected in our facilities is sold to Grifols companies in the Biopharma business unit.

Biopharma (formerly Bioscience). The Biopharma business unit includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products. The main plasma products we manufacture are IG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. The Biopharma business unit accounted for €5,005.4 million, or 82.5%, of our total net revenue in 2022.

Diagnostic. The Diagnostic business unit focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories, covering the entire value chain from donation to transfusion. We concentrate our Diagnostic business in transfusion medicine (immunology, immunohematology) and specialty diagnostics such as hemostasis. The Diagnostic business unit’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Nucleic Acid Testing, or NAT, Donor Screening Unit is engaged in research, development, manufacturing and commercialization of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. The Diagnostic business unit accounted for €671.3 million, or 11.1%, of our total net revenue in 2022.

Bio Supplies. Net revenue from Bio Supplies primarily consists of revenue related to biological products for non-therapeutic use. The Bio Supplies business unit accounted for €146.1 million, or 2.4%, of our total net revenue in 2022.

Other Activities and Operations. In addition to our four business units, we have other smaller operations, activities and business lines (“Others”), which net revenue primarily originating from the provision of manufacturing services to third parties, third party plasma sales and research activities. Others also includes our Healthcare Solutions (formerly our Hospital Division). It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement our own products. Others accounted for €250.2 million, or 4.1%, of our total net revenue in 2022.

Geographic Markets

We believe we are a leading plasma derivatives producer globally, ranking in the top three largest producers in the industry in terms of total sales, along with Takeda and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.

We currently operate in over 100 countries through distributors and subsidiaries in 30 countries. The United States is the largest sales region in the world for the plasma derivative sector. For the year ended December 31, 2022, the United States and Canada accounted for 63.6% of our total net revenue, Europe accounted for 17.0% of our total net revenues (of which 31.1% was generated in Spain) and the rest of the world accounted for 19.4% of our total net revenue.

Certain sales regions, particularly in emerging markets, have experienced continuous growth, driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products. These emerging markets are expected to experience significant growth. Our presence and experience in Latin America, in countries such as Mexico, Colombia, Argentina, Chile and Brazil, where we have been marketing and selling products for over 20 years, has positioned us to benefit from this additional growth in both our Biopharma and Diagnostic business units. In the Asia-Pacific region, we have established a presence through our subsidiaries and representative offices in Malaysia, China, Thailand, Singapore, Australia, Japan, India, Hong Kong, Taiwan and Indonesia. We have also opened a Middle Eastern representative office in Dubai and Saudi Arabia.

We maintain a continuing focus on international expansion and acquisitions and will continue to selectively consider acquisitions that would generate operation synergies. For specific examples of acquisitions we have made to further enhance our operations, see “—A. History and Development of the Company—Important Milestones” above.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

	Year ended		Year ended		Year ended
	December 31,	% of total	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Region	2022	net revenue	2021	net revenue	2020	net revenue

	(in thousands of euros, except for percentages)
European Union(1)	1,032,210	17.0%	906,449	18.4%	834,492	15.6%
United States and Canada	3,855,607	63.6%	3,154,549	63.9%	3,599,746	67.4%
Rest of the World	1,176,150	19.4%	872,120	17.7%	905,800	17.0%
Total	6,063,967	100.0%	4,933,118	100.0%	5,340,038	100.0%
(1)	Net revenue earned in the European Union includes net revenue earned in Spain.

Principal Activities

We organize our business into five business units: Plasma Procurement, Biopharma, Diagnostic, Bio Supplies and Others. The Plasma Procurement business unit generates no revenues, as all plasma collected is sold to Grifols companies in the Biopharma business unit. As a result, our presentation of consolidated financial information excludes Plasma Procurement as an operating segment. The following chart presents our total net revenues by each of our other business units for the past three years:

	Year ended		Year ended		Year ended
	December 31,	% of total	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by business unit	2022	net revenue	2021(1)	net revenue	2020(1)	net revenue

	(in thousands of euros, except for percentages)
Biopharma	5,005,382	82.5%	3,814,983	77.3%	4,242,502	79.4%
Diagnostic	671,292	11.1%	779,108	15.8%	775,889	14.5%
Bio Supplies	146,076	2.4%	115,811	2.3%	133,221	2.5%
Others	250,165	4.1%	266,461	5.4%	222,521	4.2%
Intersegments	(8,948)	(0.1)%	(43,245)	(0.8)%	(34,095)	(0.6)%
Total	6,063,967	100.0%	4,933,118	100.0%	5,340,038	100.0%
(1)

As a consequence of the change in transactions and balances allocations by segments discussed in Item 4 of this Part I “A. Business Overview—Principal Activities—Other Activities and Operations (“Others”),” the comparative figures for the fiscal years 2021 and 2022 have been adjusted accordingly.

The Biopharma Business Unit

The Biopharma business unit is responsible for the research and development, production and marketing of plasma derivative products. In 2022, the Biopharma business unit accounted for 82.5% of our total net revenue.

Operational Structure

The following chart illustrates its operational structure:

From plasma donation to therapeutic application, there are four major steps in the industry value chain process: (i) plasma collection, (ii) transport and logistics, (iii) manufacturing (fractionation and purification) and (iv) marketing and distribution. We are present at all levels of the value chain, from collection centers to distribution of the final products. This vertical integration enables us to leverage our position at each stage to control the overall process, to benefit from lower prices and to introduce complementary products, such as those offered through the Diagnostic business unit, to our customers.

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. We obtain our plasma primarily from the United States and Europe (Germany, Austria, Czech Republic, and Hungary) through 392 operating plasma collection centers and, to a much lesser extent, through agreements with third parties. Over the last few years, pursuant to the implementation of our business strategy, we have acquired plasma collection centers in the United States, Canada and Europe. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Acquisition and Sale of Haema AG and Biotest US Corporation.” below. In 2022, we are advancing on our efforts to increase our plasma supply through our expansion plan, comprising organic and inorganic growth.

We believe that our plasma requirements through 2023 will be met through plasma collected at our plasma collection centers and purchased from third-party suppliers pursuant to various plasma purchase agreements. As we source the majority of our plasma internally, we have been able to ensure the availability of plasma for our manufacturing needs and assure the quality of the plasma throughout our manufacturing process.

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

We currently operate three Biopharma manufacturing facilities in the United States and Spain. Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities, which have a combined fractionation capacity of approximately 22 million liters per year. Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins.

Currently, the Clayton, Los Angeles and Parets facilities are equipped and licensed to produce certain plasma derivative products for the United States, European and other markets. For example, we produce our Flebogamma® DIF and Gamunex® IVIG products for all of our markets at the Clayton, Los Angeles and Parets facilities.

In addition, on October 1, 2020, we purchased from GC Pharma and other investors a plasma fractionation facility and two purification facilities located in Montreal, Canada (as well as 11 plasma collection centers located in the U.S). The Canadian facilities are currently in the process of construction and renovation. When the construction and renovation are complete and the facilities are licensed and approved, we will become the only commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. We plan to be ready to manufacture IVIG and albumin in the Canadian facilities to supply the Canadian market starting in 2023.

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

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel. A majority of our sales in 2022 were made through our own distribution network, which is experienced in the proper handling of our products. This network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall. In countries where we do not have our own distribution network, we use carefully selected distributors who follow all of our safety standards.

For further information, see “—Marketing and Distribution” below.

Biopharma Products and Services

Collected plasma, whether source or recovered, is fractionated into different component proteins. We fractionate and purify a broad range of plasma derivative products that improve patient care. Our Biopharma business unit also sells a non-plasma derivative medicinal product, Tavlesse® (fostamatinib), in Europe.

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

Xembify®. Immune Globulin Subcutaneous (Human) - klhw 20% solution.

Used to treat Primary Humoral Immunodeficiency (“PI”). In Europe and Australia, Xembify® is also indicated to treat hypogammaglobulinaemia and recurrent bacterial infections in patients with chronic lymphocytic leukaemia (“CLL”) in whom prophylactic antibiotics have failed or are contra-indicated, hypogammaglobulinaemia and recurrent bacterial infections in multiple myeloma (“MM”) patients, and hypogammaglobulinaemia in patients pre- and post- allogeneic haematopoietic stem cell transplantation (“HSCT”).

HyperRAB® Rabies Immune Globulin (Human).

Anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with a rabies vaccine.

Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolasplan®/ Prolastina®/Pulmolast®/Lynspad®. Alpha 1-Proteinase Inhibitor (Human).	Used to treat adults with clinical evidence of emphysema due to severe hereditary alpha-1 antitrypsin deficiency (“A1PI deficiency”).

Fanhdi™ and Alphanate®. Antihemophilic Factor/von Willebrand Factor Complex (Human).	Used for the prevention, management and control of bleeding in Factor VIII deficiency (hemophilia A) and indication for von Willebrand disease.

Koate®-DVI. Antihemophilic Factor (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A).

Albutein®/ Albutein® FlexBag® / Human Albumin Grifols®/Plasbumin®. Albumin (Human) 5%, 20% and 25%.

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

Gamunex-C® IVIG, a ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment. We believe Gamunex-C® IVIG is one of the premium products in its category since its launch due to a comprehensive set of differentiated product characteristics. We are one of the market leaders in the production and marketing of immunoglobulin, with about 25.6% market share in volume in the United States as of November 2022, according to PPTA.

In July 2019, the FDA approved Xembify®, our subcutaneous immunoglobulin product for use to treat primary immunodeficiencies. We launched Xembify® in the United States in the fourth quarter of 2019. From 2019 to 2021, Xembify® was also approved in Canada, France, Italy, Sweden and the United Kingdom for use to treat primary and secondary immunodeficiencies. In 2022, Xembify® received approvals in Australia, Czech Republic, Finland, Slovakia and Spain.

HyperRAB® is the world’s leading human anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with rabies vaccine. HyperRAB®, a 300 IU/ml formulation of which is available in the U.S., is the only human rabies immunoglobulin (“HRIG”) provided as a higher-potency formulation, potentially requiring fewer injections in administration of each dose. We had an estimated 80% market share in sales of anti-rabies immunoglobulins in the United States as of December 2022.

In addition, we are the global market leader in the sales of alpha-1-antitrypsin augmentation therapy (“AAT”). Our AAT has 35 licenses in 28 countries worldwide with 19 countries in North America and Europe. Our liquid formulation of AAT (Prolastin®-C Liquid) is FDA approved as a chronic augmentation and maintenance therapy to treat emphysema related to severe hereditary A1PI deficiency. We had an estimated 71% global sales market share for AAT as of December 2021. A worldwide clinical trial is ongoing to meet post-approval regulatory commitments and obtain Prolastin®-C regulatory approval in Europe.

Between Koate®-DVI, Fanhdi and Alphanate,we had an estimated 20% market share in volume globally in the pdFVIII hemophilia A market in 2021 (excluding Von Willebrand disease use).

Grifols albumin brands are sold globally, with an estimated 19% market share in volume. In addition, our albumin products meet U.S., European and Chinese requirements, making them attractive to biotechnology companies and genetic labs, as well as hospitals and physicians. In 2021 and 2022, we launched and began to market in the U.S. Albutein 25% and 5% FlexBag®, a flexible container designed to add convenience, ease of use, and durability.

Tavlesse® is a novel SYK-inhibitor in-licensed from Rigel Pharmaceuticals for commercialization in Europe and additional markets in the Middle East and North Africa. Tavlesse® is indicated to treat chronic immune thrombocytopenia in adult patients who are refractory to other treatments. EMA regulatory authorization was obtained in January 2020, and commercial sales have commenced in Czech Republic, Norway, Denmark, The Netherlands, Germany, Spain, Italy, France and the United Kingdom.We plan to launch in additional countries in Europe and the Middle East. Tavlesse® is the first oral therapy commercialized by Grifols Biopharma.

We also produce antithrombin (e.g., AT, ATIII, pdAT) (Anbinex® and Thrombate® III), which is used in the prevention and treatment of thromboembolic complications in patients with antithrombin deficiency; AlphaNine®, Profilnine® and Factor IX Grifols®, which are used in the prevention and control of bleeding in patients with hemophilia B.

In addition to the products described above, we also commercialize intramuscular (hyperimmune) immunoglobulins, which are used for the prevention and treatment of tetanus, prevention and treatment of hepatitis B, and Rh factor complications during birth. Niuliva® and Igantibe® are used after liver transplants to prevent hepatitis B reinfection of the graft.

We also manufacture Vistaseal™/Veraseal®, a biological fibrin sealant composed of fibrinogen and human thrombin used in surgical operations to expedite the healing process. It is commercialized in the U.S. and Canada, in some European countries (i.e. Germany, United Kingdom, Switzerland, Estonia, Latvia, Lithuania, Austria, Ireland, Netherlands, Norway, Finland, Sweden, Denmark, France, Italy and Spain) as well as in Singapore and Australia by Ethicon US, LLC (a Johnson & Johnson company).

To sell medicinal products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold. To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction. We have 1,072 Biopharma product licenses registered in 89 countries throughout Europe, the United States, Latin America, Asia and the rest of the world. Our most significant government-issued licenses for Biopharma products are:

•	Gamunex®/Gamunex®-C/Flebogamma® DIF. We have 202 licenses for the marketing and sale of one or more IVIG products;
•	Xembify®. We have 18 licenses for the marketing and sale of this product;
•

Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolasplan®/Prolastina®/Pulmolast®/Lynspand®. Alpha 1-Proteinase Inhibitor (Human). We have 35 licenses for the marketing and sale of one or more of these A1PI products;

•	Fanhdi™/Alphanate®/Koate®- DVI Factor VIII. We have 233 licenses for the marketing and sale of one or more of these Factor VIII products;
•	Albutein®/Human Albumin Grifols®/Plasbumin®. We have 266 licenses for the marketing and sale of one or more of these albumin products in their various concentrations;
•	VistaSealTM/VeraSeal®. We have 23 licenses for the marketing and sale of this product; and
•

Tavlesse®. We have EMA authorization for Tavlesse® in the European Union and national authorization in the United Kingdom. Tavlesse® is currently sold in Czech Republic, Norway, Denmark, The Netherlands, Germany, Spain, Italy, France, and the United Kingdom.

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

The Diagnostic Business Unit

The Diagnostic business unit focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories. We believe that we have a significant market share in NAT blood screening solutions. In addition, we have increased our sales of automated immunohematology systems and reagents to hospital transfusion services and blood centers in several key global markets. We also continue to grow our portfolio of clinical and diagnostic products in select areas, including autoimmunity, and have agreements to extend the number of antigens we manufacture for use in clinical and blood bank diagnostic tests. The Diagnostic business unit accounted for €671.3 million, or 11.1% of total net revenue in 2022. Our principal diagnostic products are:

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

WADiana®/Erytra® /Erytra Eflexys® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® system, including DG Gel® cards, reagent red blood cells, antisera and associated software. Manual and semiautomated equipment are also part of the DG Gel system.

Used to perform routine pre-transfusion compatibility testing, including blood typing, unexpected antibody screening and identification, extended phenotype and cross-match tests, among others.

BLOODchip ID/ IDCoreXT/ IDHPAXTA/ IDRHDXT / IDCORECONTRO / BIDSXT. A multiplex blood group genotyping family of products based on Luminex technology, including kits for the main allelic variants of red blood cells, human platelet antigens, a positive control for ID COREXT, and an accompanying software.

Used to help determine blood groups in individuals who may not be able to be typed with traditional blood grouping methods due to recent transfusions, autoantibodies, or other limitations.

Antigens. Critical component of certain infectious disease tests.	Used in the manufacture of clinical diagnostic and blood donor screening immunoassays.

Clinical and Specialty Diagnostics:

Promonitor®. Highly specific immunoassays for quantification of serum drug levels and anti-drug antibodies of various biological drugs.	Used to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases.

AlphaIDTM. Genetic test for patients for alpha-1 deficiency.	This is a free cheek swab to screen for alpha-1, the most common genetic form of Chronic Obstructive Pulmonary Disease (“COPD”).

We assemble the majority of our instrument analyzers at our Parets facility in Spain. We manufacture antigens at our Emeryville facility in the U.S., oligos and other critical components of the transcription-mediated amplified NAT kits for blood and plasma infectious diseases screening at our San Diego facility in the U.S.

The production, marketing and sale of many of our Diagnostic business unit products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have over 3,420 diagnostic product licenses registered in over 80 countries in Europe, the United States, Canada, Latin America, Asia-Pacific, Middle East and Africa.

In addition to the products noted above, we offer our customers solutions developed in collaboration with, or manufactured by, third-parties that we believe complement our product lines. The Diagnostic business unit distributes products in over 100 countries in Europe, the Americas, Asia-Pacific, Middle East and Africa.

Our Diagnostic business unit includes a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV (Types 1 & 2), Hepatitis A, Hepatitis B, Hepatitis C, Hepatitis E, parvovirus B19, West Nile Virus, Zika Virus, Dengue Virus, Babesia and Plasmodium. We control the research and development, manufacturing and worldwide commercialization of our Procleix® blood screening products. We believe that our Procleix® NAT solutions continue to lead the market, and are used to screen more blood and plasma donations worldwide each year than any other NAT system.

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

In 2022, we had several developments in transfusion medicines, including the following:

●	we obtained CE approval for an assay to detect ribonucleic acid (“RNA”) from Plasmodium species (P. falciparum, P. knowlesi, P. malariae, P. ovale, and P. vivax) in whole blood specimens that causes Malaria disease. The assay is designed to be used for routine screening by blood banks on the Procleix® Panther® system, where we estimate that we are currently the market leader and continue our efforts to offer innovative solutions to blood banks;

●	we received FDA 510(k) clearance for Procleix Quality Controls (“PQCs”) intended for use as an external assayed quality control material to monitor the performance of sevarla assays performed on the Procleix® Panther® system, such as the Procleix® Ultrio Elite Assay, Hepatitis B Virus DNA, Hepatitis C Virus RNA, HIV-1 RNA, Procleix® West Nile Virus Assay and Procleix® Babesia Assay;
●	we obtained CE approval for immunohematological products Sero-Cyte Pool Dia 0.8% and Grifols sCD38. Sero-Cyte Pool Dia 0.8% is designed to be used by blood banks on DG Gel® systems for routine testing for the screening of irregular antibodies, including the antigen Dia, in donors. This reagent complements the existing reagent red blood cells and allows us to reinforce our presence in markets, such as Brazil, where the identification of the antigen Dia is required by local regulations. The new product Grifols sCD38 is an innovative product designed to be used in patients being treated with Darzalex (a drug for multiple myeloma treatment). Grifols sCD38 is a protein reagent used for the pre-treatment of the plasma of patients receiving Darzalex therapy, and is meant to counteract Darzalex-mediated pan-reactivity without significantly diluting the patients’ plasma. This enables subsequent screening and identification of irregular antibodies in DG Gel® system and tube techniques, and crossmatch in DG Gel® system. Currently, the market is experiencing a lack of availability of this kind of reagent, which leads us to believe that Grifols sCD38 will be well received by blood bank customers;
●	We received FDA 510(k) clearance for Blood Typing Manager, a product designed to aid in the interfacing and managing of data among immunohematology instruments, blood establishment computer software and laboratory information systems as part of the DG Gel® System;
●	we received BLA approval for a DG Gel® 8 Direct Coombs card used for the evaluation of the direct antiglobulin test of two different human blood samples. This card makes it possible to differentiate red blood cells sensitized in vivo by IgG type immunoglobulins or the complement C3d fractions. The card is intended to be used with the DG Gel® System; and
●	we obtained CE approval for a DG Gel® DC Scan Plus card, also intended to be used in gel technique for the evaluation of the direct antiglobulin test. This test permits the differentiation of red blood cells sensitized in vivo by IgG, IgA and IgM type immunoglobulins and/or with the complement C3b, C3d and C4b fractions in human blood samples. The DG Gel® DC Scan Plus card is intended for the investigation of clinical situations where the presence of hemolysis has been established, or is suspected, to distinguish immune from nonimmune hemolytic anemia. The card can be used manually or with automated instruments of the DG Gel® System.

As part of our strategy of geographic expansion and as a leader in this market segment, we continue to consider requests to include NAT screening for blood and plasma donations in countries as they develop their health systems. In 2020 and 2021, we entered several new countries, such as Guatemala and Czech Republic.

We continue to experience strong sales of our DG Gel® system blood typing products. In December 2018, Erytra Eflexis®, a fully automated, mid-size analyzer that performs pretransfusion compatibility testing using DG Gel® technology already in use in the E.U., was approved by the FDA. It has a smart and compact design, offering intuitive operation that has expanded our product portfolio, which already includes the WADiana® and Erytra® analyzers and DG Gel® cards. The DG Gel® family of products continued to expand in 2019, with the commercialization in CE mark countries of DG Reader NET, a single card processing platform operating with the same consumables and reagents as our fully automated systems. The DG Reader NET received FDA approval at the end of 2019. Also, in November 2019 we received FDA approval for two new red blood cell panels, Data-CytePlus 2 and Data-CyteExtend. Additionally, a Weak D assay, to be used in combination with the DG Gel® system in automation, received FDA approval at the end of 2019. This is a valuable test for donor centers and Grifols Laboratory Solutions and will support our expansion in the region. More recent FDA approvals include the new DG Gel 8 ABO/Rh (2D) card, which helps customers to identify the majority of DVI variant patients as part of the ABO/Rh type, and, as mentioned previously, the DG Gel 8 Direct Coombs card.

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

Clinical and Specialty Diagnostics

Operating within our Clinical and Specialty Diagnostics, Progenika manufactures a genetic diagnosis test for Familial Hypercholesterolemia (“FH”) using next generation sequencing technology (“NGS”). The Diagnostic business unit continues its efforts to broaden the Promonitor® line, used to monitor biologic drugs as sales continue in Chile, select European Union countries, Australia and in the U.S. The Promonitor® product line includes an ELISA (enzyme-linked immunoabsorbent assay) device line also developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. We maintain CE marking of two additional tests in the Promonitor® family that enable treatment with the biological product golimumab, and several tests to permit the use of a single dilution to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases, such as rheumatoid arthritis and ulcerative colitis. In 2021, we entered into a co-development agreement with DIESSE Diagnostica Senese to adapt Promonitor® ELISA kits to DIESSE’s Chorus analyzer. This adaptation to monotest and ready-to-use devices addresses customer and market needs for improved automation. The development of Promonitor® tests on the Chorus automated system facilitates an improved testing workflow, resulting in earlier feedback for the clinician.

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

We retain the first FDA approved biological molecular test that uses the DNA of the patient for the diagnostic. This genetic test to detect alpha-1 antitrypsin deficiency (the “A1AT Genotyping Test”) can be conducted on DNA extracted from blood as well as a drop of blood collected on paper (a “Dry Blood Spot”). This test was developed by Progenika Biopharma, a Grifols subsidiary. In 2022, A1AT Genotyping Test was also CE marked. Although highly complex, the test has been designed so any molecular biology laboratory can process it with minimal human intervention. At the end of 2019, we also introduced AlphaID™, a new simple cheek swab that greatly simplifies the sample collection process. AlphaID™ allow physicians and healthcare providers to obtain a sufficient oral sample for alpha-1 screening, and it is completely free from ordering to results. The test is now available for distribution in the U.S.

Since the approval of AlphaID™ in 2019, Progenika Biopharma has been developing a service to offer, directly to homes, a diagnostic solution to potential patients of alpha-1 antitrypsin deficiency. The service has been cleared by the FDA in 2022 as “AlphaID™ At Home Genetic Health Risk Service.” This is a complex multidisciplinary project that brings together six international companies lead by Progenika Biopharma, being the second over-the-counter clinical diagnostic service approved by FDA.

The Bio Supplies Business Unit

The Bio Supplies Business Unit provides human biological materials for life sciences research and the development and manufacturing of pharmaceutical and diagnostic products. Most materials and products come from our collection centers with vertical integration manufacturing processes (in-house production). The Bio Supplies business unit accounted for €146.1 million, or 2.4% of our total net revenue in 2022.

Products in our Bio Supplies business unit cover a broad spectrum of applications where the need for human-based biological material cannot be replaced by other types of products, such as:

Cell Therapy: providing human-based cell culture supplements, plasma proteins, and leukocyte apheresis (white blood cell concentrate obtained through apheresis and used in the development of new cell therapies).

Pharma Manufacturing: human-based plasma proteins to be used as excipients (i.e. inactive substances that serve as vehicles or mediums for a drug or other active substances in the manufacturing of therapeutic drugs). Human plasma and intermediates used to manufacture plasma derived medicines.

Diagnostic Manufacturing: human blood cells, proteins and plasma and serum for the manufacturing of quality controls and calibrators used in in vitro diagnostics tests.

Life Science Research: Human blood derived products and biospecimens used in life science basic research or by in vitro diagnostic companies to develop and validate their analytical assays.

Other Activities and Operations (“Others”)

In addition to our four business units, “Others” represents operation and activities including the provision of manufacturing services to third parties and third-party plasma sales, pharmaceutical products manufactured by the Grifols Group intended for hospital pharmacies.

With the sale of substantially all assets of Goetech, LLC, which does business under the name Medkeeper (“Medkeeper”), the activities of our former “Hospital Division” were significantly reduced, which caused us to reallocate such activities and related products into a smaller business line named healthcare solutions (“Healthcare Solutions”), which is also accounted as Others. Others accounted for €250.2 million, or 4.1%, of our total net revenue in 2022. See Item 5 of this Part I, “Operating and Financial Review and Prospects—Factors Affecting Our Financial Condition and Results of Operations—Dispositions—MedKeeper.”

The Healthcare Solutions business line provides services and manufactures products used by hospitals, blood banks, plasma collection centers and other healthcare systems. These products include parenteral solutions, robotics and software. It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture.

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. Research and development spending was €294.2 million in 2020, €354.9 million in 2021 and €361.1 million in 2022. In addition, as of December 31, 2022, we had 1,271 scientists and support staff dedicated to research and development.

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

Our key therapeutic areas of study focus on immunology, hepatology and intensive care, pulmonology, hematology, neurology and infectious diseases. Our next innovations into these therapeutic areas will go beyond plasma-derived proteins, as our significant investments to increase R&D capabilities are allowing us to develop a new class of recombinant antibodies and small-molecules candidates.

Biopharma Initiatives

We have a number of research and development projects in our Biopharma business unit underway, 23 of which are in the clinical development phase. The following table reflects the total number of research and development projects in our Biopharma business unit by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2022	2021	2020
Discovery	19	21	15
Pre-clinical	28	30	26
Clinical	23	22	25
Post Commercialization Studies	39	9	11
Rest of projects	14	14	19
Total Biopharma Research and Development Projects	123	96	96

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase
Albumin	Alzheimer’s	Plasma-derived	Alzheimer’s disease	Phase III (clinical trial program currently in development)

Xembify®	Hematology and Oncology	Plasma-derived	Chronic lymphocytic leukemia	Phase III (clinical trial program currently underway)

Albumin	Hepathology	Plasma derived	Liver Cirrhosis	Phase III (clinical trial program currently underway)

Alpha-1 Proteinase Inhibitor	Pulmonology	Plasma-derived	Emphysema due to congenital deficiency	Phase I/II (clinical trial program currently underway)

Fibrin Sealant	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Launched in the U.S. in 2019 and in the E.U. in 2020. Post-marketing pediatric clinical trial is complete. Submission for U.S. and E.U. licenses to occur in 2023.

Immunoglobulin	Ophthalmology	Plasma-derived	Dry Eye Disease	Pre-clinical development

Fibrinogen	Hematology	Plasma-derived	Congenital deficiency & severe hypofibrinogen / acquired deficiency	Phase III (clinical trial program currently underway)

Trimodulin	Infectious diseases	Plasma-derived	Severe community acquired pneumonia (“sCAP”)	Phase III (clinical trial program currently underway)

CYTOTECT®	Infectious diseases	Plasma-derived	Cytomegalovirus (“CMV”) infection	Phase III (clinical trial program currently underway)

AMBAR Study. The Alzheimer Management by Albumin Replacement (“AMBAR”), study was a multicenter trial that complemented two previous trials and involved combining therapeutic plasmapheresis with albumin and IVIG in different intervals and in varying doses. Since the AMBAR project was mainly based on albumin, the study also included a treatment arm with albumin alone in order for both approaches, the combination of albumin plus IVIG, and albumin alone, to be covered. Therefore, we conducted a Phase IIb/III clinical trial to demonstrate the efficacy of plasmapheresis with Albutein® and Flebogamma® DIF, for improving the cognitive status of treated patients with Alzheimer’s disease compared with non-treated patients. The study was conducted in collaboration with 41 hospitals in Spain and in the United States. 496 patients were enrolled, and the top line results presented in 2018 showed a reduction of 61% in disease progression in both primary efficacy endpoints measuring cognition and activities of daily living during a 14-month period. Additionally, the AMBAR treatment showed an excellent safety profile with 72% of the treated patients completing the entire study and with approximately 90% of the 4,709 procedures performed showing no adverse effects. In July 2020, clinical trial results were published in the scientific journal Alzheimer’s & Dementia: The Journal of the Alzheimer’s Association. In 2022, the design for a Phase III study was presented to United States regulatory authorities in a pre-IND meeting. Additional feedback will be obtained in 2023 from the E.U. authorities, with the goal to submit an IND later in the year.

We incurred costs in the amount of €1.0 million, €1.3 million and €2.4 million in connection with this project in 2022, 2021 and 2020, respectively. We hold significant granted patents and patent applications on the production of albumin and IVIG as well as on the combination of plasma exchange with albumin replacement for the treatment of Alzheimer’s disease.

Xembify® – CLL. The primary objective of this project is to obtain an indication for Xembify® in chronic lymphocytic leukemia (CLL) as a result of secondary immunodeficiency. CLL is the proliferation and progressive accumulation of morphologically mature but immunologically less mature monoclonal B-cells in the blood, bone marrow, and lymphoid tissues. It is widely accepted that both intrinsic (genetic and epigenetic) and extrinsic (micro-environmental stimuli and B cell receptor-mediated antigenic stimulation) events can contribute to the pathogenesis of the disease. CLL is most common in adults and accounts for approximately 40% of all leukemia cases. CLL is primarily a disease of the elderly population, with less than 10% of the cases occurring in patients younger than 40 years of age. While no definitive cause of CLL has been established, targeted therapy regimens have proven to be efficacious treatments. Hypogammaglobulinemia (“HGG”) is the most predominant inherent immune defect in B-CLL patients and becomes more pronounced with longer disease duration and advanced-stage disease. Infectious complications continue to be one of the major causes of morbidity and mortality in patients with CLL. The Phase 3 clinical program is currently enrolling patients in the U.S., and we are also preparing to begin enrollment in select European countries to support the FDA submission in the United States.

Fibrin Sealant. We began clinical trials into the safety and efficacy of the use of fibrin sealant as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008. In 2014, we completed a clinical trial in the European Union for the use of fibrin sealant in vascular surgery. Three additional clinical trials were performed: (i) a Phase III clinical trial in the United States for the use of fibrin sealant in solid organ surgery; (ii) a Phase III clinical trial in the United States for the use of fibrin sealant in soft-tissue surgery; and (iii) a Phase III clinical trial for the use of fibrin sealant in vascular surgery in the United States. All of the U.S. clinical trials for fibrin sealant were completed in 2015. Marketing authorization approvals were received from the FDA and EMA in November 2017. A distribution agreement was made with a third party, requiring an additional regulatory supplement. Vistaseal® was launched in the U.S. during 2019 and Veraseal® was launched in the E.U. in 2020. Additionally, a Phase IV study to evaluate safety and efficacy of fibrin sealant as an adjunct to haemostasis during surgery in pediatric subjects was completed in 2022 to support the FDA and EMA regulatory licenses.

We incurred costs in the amount of €0.4 million, €0.1 million and €0.1 million and in connection with this project in 2022, 2021 and 2020, respectively. We hold significant granted patents on the fibrinogen and thrombin production processes.

Fibrinogen. The AdFIrst study is a prospective, active-controlled, multicenter Phase III study investigating the efficacy and safety of the fibrinogen concentrate BT524 in patients with acquired fibrinogen deficiency. Patients who have high blood loss during planned spinal and abdominal surgery are randomized 1:1 to treatment with BT524 or FFP/Cryoprecipitate. To evaluate efficacy, further blood loss is compared between the two treatment options. The study is conducted in collaboration with ten study sites in five European countries and is currently recruiting patients. The last planned interim analysis has been successfully completed.

We incurred costs in the amount of € 4.0 million in connection with this project in 2022. We hold significant granted patents on the fibrinogen production process.

Trimodulin. Study 996: This multinational Phase III clinical trial plans to enroll about 590 adult hospitalized patients with severe sCAP (Community Acquired Pneumonia) requiring invasive mechanical ventilation. The ESsCAPE trial will be conducted worldwide in up to 20 countries and patients will be treated either with trimodulin or with a placebo as add-on therapy to standard of care.

The clinical concept of this prospective, double-blind, placebo-controlled, Phase III trial was developed based on promising results from the previous Phase II clinical trial (“CIGMA”) with 160 sCAP patients requiring invasive mechanical ventilation. In the CIGMA trial, a subgroup of patients with signs of severe inflammation showed an encouraging reduction in the mortality rate when treated with trimodulin. The first approvals for the United States have been received and the trial is currently in the recruitment phase.

Study 1001: This multinational Phase III clinical trial plans to enroll more than 330 adult hospitalized patients with moderate or severe COVID-19. These are patients with signs of early systemic inflammation admitted to hospitals and requiring supplemental oxygen due to the severity of their disease. The trial is conducted in Germany and up to 15 countries worldwide. After confirmation of SARS-CoV-2 infection, the patients will be treated either with trimodulin or with a placebo as add-on therapy to standard of care.

The clinical concept of this prospective, double-blind, placebo-controlled Phase III trial was developed based on positive results from the Phase II trial (“ESsCOVID”) in a subgroup of patients with early systemic inflammation and after the German authority (Paul-Ehrlich-Institute) confirmed that further development is warranted. The trial has currently been approved in 13 countries and is recruiting patients.

We incurred costs in the amount of €16.4 million in connection with this project in 2022. We received a grant from the German Federal Ministry of Education and Research (Bundesministerium für Bildung und Forschung, BMBF) in the amount of €11.2 million for the relevant period in 2022, which reduced expenses.

We hold significant granted patents on the trimodulin production process.

CYTOTECT® The open-label, single-arm, prospective Phase III clinical trial PreCyssion (Prevention of maternal-fetal Cytomegalovirus transmission after primary maternal infection) is evaluating the efficacy and safety of Biotest’s CMV hyperimmunoglobulin, Cytotect CP Biotest®, for the treatment of pregnant women with CMV infection to prevent the transmission to the fetus. The clinical concept of this pivotal Phase III trial is based on convincing data from an observational study coordinated by the University of Tübingen. In this study, pregnant women with primary CMV infection in early pregnancy were treated with Cytotect CP Biotest®. In 149 treated women (153 fetuses), transmission of the virus to the fetus occurred in ten cases by the time of amniocentesis (around gestational week 20). This corresponds to a transmission rate (primary endpoint) of 6.5%, which is significantly lower than the rate of 35.2% of a historical control group. The study is conducted in collaboration with five study sites in Germany and is currently in the recruitment phase.

We incurred costs in the amount of €0.4 million in connection with this project in 2022. We hold significant granted patents on the hyperimmunoglobulin production process.

Other Biopharma research and development projects undertaken during 2022 included:

•	new container closure systems for Albutein® and Xembify Prefilled syringes;
•	clinical programs to evaluate new indications of Flebogamma® DIF 5%;
•	A1PI. New vial sizes of Prolastin® are in development, providing important advancements in manufacturing efficiency as well as improved patient convenience;
•	clinical studies to evaluate the effects of the prolonged administration of human albumin on cardiovascular, hepatic and renal function in patients with advanced cirrhosis and ascites.

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

Diagnostic Initiatives

Research and development in the Diagnostic business unit supports various business areas, including transfusion medicine, clinical diagnostics, and the recombinant protein business. The Diagnostic business unit focuses on the development of in vitro diagnostic reagents/assays, instrumentation, and software for donor screening, which includes pathogens detection to assure safety and blood typing tests to determine donor/recipient blood compatibility. Here, research and development focuses on opportunities to develop new assays for emerging pathogens, increase multiplex test capabilities (simultaneous detection of several analytes in a single reaction), as well as improved automation solutions in order to increase efficiency and throughput for customers. The Diagnostic business unit also develops products for clinical diagnostics, including a broad menu of drug and anti-drug ELISA kits for biological drug monitoring, as well as assays for genetic testing, including the detection of alpha-1 antitripsin deficiency. In 2022, our R&D team also initiated the development of ultrasensitive immunoassays in priority areas of clinical diagnostics.

The research and development team employs a diverse technology portfolio, including transcription mediated amplification (“TMA”), polymerase chain reaction (“PCR”), next generation sequencing (“NGS”) for molecular assays, immunologic based methods using red blood cells (“RBC”), and agglutination. We have also continued research and development of new recombinant proteins, antibodies and enzymes as critical raw materials to support internal and external diagnostics customers in various fields such as infectious diseases, neurodegenerative diseases and immunohematology. Our R&D group has also expanded synergistic work to support the Biopharma business unit to advance its therapeutic goals.

In 2022, the Diagnostic business unit obtained CE mark according to new IVD Regulation 2017/746 for 17 immunohematology products in reagents, assays and software, in addition to achieving IVDD CE mark for a new kit to resolve daratumumab interference in blood typing. In Europe, our Diagnostic business unit also obtained the CE mark for Procleix Plasmodium under IVDD and CE mark for a new improved reagent equilibration system under IVDR. In the United States, we obtained FDA clearance through the 510(k) process (which means that the FDA agrees with the manufacturer that a medical device is similar to a previously approved product) for new Procleix controls, along with the release of a new version of pooler software. The Diagnostics business unit also achieved updated CE mark for several existing Class A products, to transition these from IVDD to IVDR regulations.

Additionally, the Diagnostic business unit filed several patents, spanning composition of matter, methods and device, in the areas of infectious disease and neurodegenerative disease in order to enhance Grifols IP portfolio.

Other Initiatives

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

Our investment in Araclon in 2012 expanded our research and development capabilities in fields outside of our traditional business segments.

Araclon is dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease, to be applied in the early stages of the disease. Araclon is working on the validation of an early diagnostic test and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage. The vaccine has passed the animal experimentation stage and a Phase I clinical trial in humans has been completed. In 2017 Araclon obtained approval by the AEMPS for a Phase II placebo-controlled trial of the AB40 vaccine in Alzheimer disease patients and completed recruitment in 2019. In 2020, a change in the design of the trial was introduced that allows cross-over of the treatment arms, so all the participants could receive the vaccine. We received the top line data of part A of the trial in mid January 2022 and preliminary results are showing an excellent safety profile. The part B and final clinical study report will be available in 2023.

We completed the acquisition of Alkahest in 2020 (see Item 5 of Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—The Alkahest Acquisition”). Alkahest’s platform focuses on identifying proteins that change with age and have a biological impact. To date, Alkahest has identified over 10,000 separate proteins using advanced molecular analysis techniques at the cellular level, some of which we expect to enter in our discovery and development pipeline as new targets. In 2021, Alkahest had a productive year with the completion of 3 Phase 1 and 5 Phase 2 clinical trials. In 2022, Alkahest completed one Phase 2 and two Phase 1 clinical trials.

In 2016, we acquired 30% of the equity of AlbaJuna Therapeutics, a spin-off company from the IrsiCaixa AIDS Research Institute, promoted jointly by “la Caixa” Foundation and the Department of Health of the Government of Catalonia, and undertook the pre-clinical and clinical development of monoclonal antibodies that neutralize the effect of HIV in the body while increasing the activity of the natural killer cells that have the task of destroying infected cells. In 2020, we selected a candidate and began proof of concept studies in non-human primates (“NHP”). We also started process development and manufacturing activities by late 2020. We completed the NHP study in 2022 and the results and are currently under evaluation, along with results from other experiments, to decide how to move forward with the development.

Our subsidiary GigaGen Inc. (“GigaGen”) is developing a novel class of therapeutics, recombinant polyclonal antibodies, to address unmet needs in infectious disease. GigaGen is preparing its next recombinant polyclonal antibody therapeutic candidate, a treatment for chronic hepatitis B virus, for an IND filing in 2024. GigaGen is also preparing its next-generation anti-CTLA-4 monoclonal antibody therapeutic, GIGA-564, for IND filing in 2023.

Finally, we signed an agreement in the first quarter of 2020 to support a consortium with the IrsiCaixa AIDS Research Institute, the Barcelona Supercomputing Center (“BSC”) and the IRTA (Institute of Agrifood Research and Technology) aimed to discover new antibodies and vaccines against COVID-19. The consortium continued in 2022 with some vaccine and antibodies candidates evaluated in in vivo studies in animals.

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

The cost of plasma, the key raw material used in the production of plasma-derived products, remained stable in 2022 as compared to 2021. We are currently focused on margin expansion while achieving desired plasma volumes for 2023, and reducing cost per liter of plasma collected to more sustainable levels. To this end, a 20% decrease in donor commitment compensation (“DCC”) in the fourth quarter of 2022 in comparison to the peak in DCC in July drove a 10% reduction in our cost per liter of plasma collected over the same reference period. Other plasma operating costs, accounting approximately for the remaining 65% of the fully-loaded plasma cost, also declined, albeit to a lesser extent, amid the current macroeconomic backdrop.

We continue to monitor the efficiency of our plasma collection platform and have concentrated all of our plasma testing into six laboratories in Austin and San Marcos, Texas, Memphis, Tennessee, Boca Raton, Florida, Leipzig, Germany and Parets, Spain.

Our long-term aim is to further strengthen our leadership through the development of new and differentiated plasma-derived therapeutics, and the expansion of our global plasma collection footprint via acquisitions and greenfield projects. On April 25, 2022, we acquired all of the existing equity interest in Biotest Holdings from Tiancheng International Investment Limited (“TIIL”) and accepted an assignment of certain shareholder loans granted by TIIL to Biotest Holdings. Biotest Holdings in turn owns 89.88% of the ordinary shares and 1.08% of the preferred equity shares of Biotest AG, a global company that supplies plasma protein products and biotherapeutic drugs, which will give us access to 28 additional plasma collection centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”

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

Marketing and Distribution

We currently sell Biopharma, Diagnostic and Healthcare Solutions products to hospitals and clinics, GPOs, governments and other distributors in over 100 countries.

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

In our Biopharma business unit, we utilize mixed sales units comprised of both marketing and sales personnel. In some countries, we have product line-specific sales units for immunology & neurology, pulmonary, intensive care and coagulation factors.

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

Our sales, marketing and distribution network included 1,636 employees as of December 31, 2022, which included 1,469 sales and distribution personnel and 167 marketing employees.

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

As of December 31, 2022, we owned 3,487 patents and patent applications in various countries throughout the world, of which 970 are in the final application process. In some countries, these patents grant a 20-year protection period. 1,435 of these patents are set to expire in the next ten years, including the patent for the Biotest intravenously administered polyclonal immunoglobulin preparation, containing IgM and method of manufacturing (CA1341505C), which expires in May 2023, the patent for the Grifols Sterile Filling system, which expires in January 2024, and the patent for the process of removing viruses in Fibrinogen solutions, which expires in March 2024.

As of December 31, 2022, we also owned 4,167 trademarks in various countries throughout the world, of which 156 are in the final application process. In addition, we co-own certain patents and patent applications with third parties, including patent rights co-owned with Novartis following the Novartis Acquisition.

We maintain a department with personnel in Spain and Ireland to handle the patent and trademark approval and maintenance process and to monitor possible infringements.

Plasma Derivative Products

As of December 31, 2022, we owned 980 patents and patent applications related to plasma derivatives, including 396 in Europe, 112 in the United States and Canada, 470 in the rest of the world and two international patent applications under the Patent Cooperation Treaty, an international treaty allowing patent protection in many countries by filing a single international application. The most important of these patents relate to:

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

Diagnostic Products and Healthcare Solutions

As of December 31, 2022, we owned 190 patents and patent applications related to our Diagnostic products and Healthcare Solutions business line, including 141 in Europe, 32 in the United States and Canada and 17 in the rest of the world. The most important of these patents relate to the:

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

As of December 31, 2022, we owned 93 patents and patent applications related to other areas of the business, including 32 in Europe, 26 in the United States and Canada and 35 in the rest of the world.

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

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities. We have 1,072 Biopharma product licenses registered in 89 countries, which include the licenses we hold from the FDA for the sale in the United States of IG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC. The production, marketing and sale of many of our Diagnostic business unit products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have over 3,420 diagnostic product licenses registered in a total of 80 countries in Europe, the United States, Canada, Latin America, Oceania and Asia.

Governmental oversight extends to the various facilities involved in our operations. For example, our Parets and Murcia facilities are subject to applicable regulations and standards of the European health authorities. With respect to oversight by the FDA, our Instituto Grifols Biopharma plant at our Parets facility has been registered with the FDA since 1995, and our other manufacturing facilities maintain FDA registration, and all are subject to FDA standards. We lease most of our plasma collection centers as well as our main laboratory facility located in Austin, Texas, and maintain licenses with the appropriate regulatory authorities, including the FDA, for all of these locations.

For more information on government licenses and regulation, see “—Principal Activities” above and “—E. Regulatory Matters” below.

Regulatory

For detailed information regarding the regulations applicable to our business, see “—E. Regulatory Matters” below.

Insurance Coverage

General and Product Liability

We have a program of insurance policies designed to protect us and our subsidiaries (including our United States subsidiaries) from product liability claims. Effective May 1, 2022, we have product liability insurance coverage for up to $220 million per claim and in annual aggregate for Diagnostic and Bio Supplies business units for products manufactured in all of our facilities and for third-party products we sell. That limit is of $500 million per claim and in the annual aggregate for Biopharma business unit. This policy expires on April 30, 2023. We have elected to self-insure $188.5 million per claim and in annual aggregate of our global liability program through the purchase by one of our subsidiaries of such portion of the insurance policy. See “—Self-insurance” below.

Our master liability program also protects us and our subsidiaries from certain environmental liabilities arising in those countries in which our subsidiary companies have operations. This risk is covered up to a maximum of $220 million per claim and in annual aggregate, except that amount is $500 million for the Biopharma business unit.

Biomat USA, Inc., Grifols Bio Supplies, Inc., BPC Plasma Inc., Prometic Plasma Resources, Inc., Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, Haema AG and Haema Plasma Kft maintain a separate liability insurance policy. The policy covers their professional liability for plasmapheresis business activities and expires on April 30, 2023. The maximum amount of coverage for liability claims under the policy is $15 million per claim and in the annual aggregate. In addition, we have general liability coverage for up to $500 million per claim and in the annual aggregate for Biomat USA, Inc., Grifols Bio Supplies, Inc., BPC Plasma Inc., Prometic Plasma Resource, Inc., Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, Haema AG and Haema Plasma Kft.

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

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance DAC, one of our wholly owned subsidiaries. We self-insure $38.5 million per claim per year of our global liability program (except that amount is $188.5 million per claim and in the annual aggregate for the Biopharma business unit), the first $230,000 per loss for property damage and the first ten days of lost profits, the first $27,000 per claim for transit losses, the first $200,000 per claim for inventory losses and any transit or inventory losses exceeding $2 million have an additional retention of 10% of loss value with a maximum of $500,000 per loss and an annual aggregate of $3 million. These amounts are in excess of the deductibles for each of the policies that make up our insurance programs.

Climate Change

Aligned with the United Nations’ plan to achieve the sustainable development goals defined in its 2030 agenda, we have set commitments to help preserve the environment. Since 2020, our environmental program included the reduction of emissions through the use of 68 million kWh of renewable electricity through power purchasing agreements, the construction of two new photovoltaic plants (in Barcelona and Murcia) and the construction of new refrigeration plants with refrigerant gases with a global warming potential equal to zero. With the aim of replacing the most polluting technologies, we regularly analyze the technological options available on the market, with a special focus on technologies that increase the climate resilience of our facilities.

By 2030, we are committed to reducing our greenhouse gas emissions per unit of production by 55%, increasing our energy efficiency per unit of production by 15% and ensuring that 100% of the electricity consumed in our facilities originates from renewable sources. We are also committed to facilitating the decarbonization of transport in business trips and employee commutes, protecting biodiversity in our properties through the Grifols Wildlife Program, and continuing to implement circular economy measures in every stage of our operational cycle. We are committed to achieving carbon neutrality by 2050.

We invested €8.4 million in 2022 in environmental assets (€7.3 million in 2021 and €2.8 million in 2020), mainly intended to optimize water consumption, make improvements in wastewater treatment, eco-efficiency projects in the use of energy and the replacement of refrigerant gases with others with a lower environmental impact. Our expenses for the protection and improvement of the environment in 2022 amounted to approximately €25.8 million (€20.6 million in 2021 and €20.5 million in 2020).

C.	Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2022, of 87 companies. Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated. In addition, there were five companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.	Property, Plant and Equipment

Our headquarters is located in Barcelona, Spain. As of December 31, 2022, we owned or leased facilities in seven countries. We currently own or lease manufacturing facilities in 13 sites in 11 different locations, five of which have plasma fractionation capabilities. The table below shows the geographic location and business purpose of our principal properties as of December 31, 2022.

Location	Facility	Own/Lease (2)	Business Purpose

Parets del Vallès, Spain	Industrial Facility One Parets	66% owned; 34% of the property is leased from a third party	Plasma fractionation Manufacture of plasma derivatives & business unit support activities

	Industrial Facility Two Parets	80% owned; 20% of the property is leased from a third party	Manufacture of Diagnostic and Healthcare Solutions products

	Industrial Facility Three Parets	68% owned; 32% of the property is leased from a third party	Plasma storage & other operating activities

Los Angeles, California, U.S. – Valley	Industrial Facility, U.S.	92% owned; 8% of the property is leased from a third party	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Los Angeles, California, U.S. – City of Industry	City of Industry, U.S.	100% leased	Plasma storage

Clayton, North Carolina, U.S.	Clayton Facility	100% owned	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Durham, North Carolina, U.S.	Research Triangle Park	22% owned, 78% of the property is leased from a third party	Research and Development Labs and Offices

Emeryville, California, U.S.	Emeryville Facility	100% owned	Manufacture of Diagnostic products

San Carlos, California, U.S.	Alkahest site	100% leased	Research and Development Labs and Offices

South San Francisco, California, U.S.	GigaGen site	100% leased	Research and Development Labs and Offices

Murcia, Spain	Industrial Facility Murcia	100% owned	Manufacture of Healthcare Solutions products

Fribourg, Switzerland	Industrial Facility Switzerland	100% leased	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	100% owned	Manufacture of Diagnostic products

Austin, Texas, U.S.	Plasma Testing Lab	100% leased	Plasma testing

San Marcos, Texas, U.S.	Plasma Testing Lab	100% owned	Plasma testing

San Diego, California, U.S.	San Diego Facility	75% owned; another 25% of the property is leased from a third party	Manufacture of components of the TMA amplified NAT kits

Dublin, Ireland	Global Operations Center	(1)	Operating activities related to the Biopharma business unit

Sant Cugat del Vallès, Barcelona, Spain	Headquarters	100% leased	Headquarters

Derio, Bizkaia, Spain	Progenika Biopharma	90% owned, 10% leased	Manufacture of Diagnostic products & Research and Development

Zaragoza, Spain	Araclon Biotech	100% leased	Research and Development Labs and Offices

Arrasate, Guipuzcoa, Spain	Kiro Grifols	100% leased	Manufacture of Hospital equipment and Offices

Memphis, Tennessee, US	IBBI	57% owned, 43% leased	Plasma Lab

Leipzig, Germany	Haema	100% owned	Headquarters, Lab & Warehouse

Montreal, Canada	Industrial Facility Montreal	100% owned	Plasma fractionation Plasma purification

Dreieich, Germany	Industrial Facility Dreieich	86% owned, 14% leased	Plasma fractionation
(1)	We hold a 999 year leasehold interest in the property.
(2)	Lease percentage based on property size.

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Parets, Los Angeles, Clayton and Dreieich facilities. All of our fractionation facilities have FDA and EMA certification. As of December 31, 2022, our facilities had an aggregate fractionation capacity of approximately 22 million liters of plasma per year, and this capacity is sufficient to cover our current production needs.

The Parets facility has a fractionation capacity of 5.0 million liters per year and a unique design that separates the maintenance area from the clean areas required for the fractionation and purification procedures. This design, which we developed in house, minimizes the risk of contamination and reduces maintenance costs. In addition to licenses from the European Union and other required specific authorities for the production of various plasma derivative products, the Parets facility is also licensed by the FDA. In addition to the plasma fractionation facilities, the Parets site also has protein purification, fill and finish, packaging, storage, research and development and energy co-generation facilities for the Biopharma business unit and manufacturing for the Diagnostic business unit and Healthcare Solutions business line. The Parets facility holds GMP’s, ISO 13485 and ISO 14001 for the Biopharma, Diagnostic and Healthcare Solutions plants and ISO 9001 certifications for its diagnostic manufacturing facilities.

The Los Angeles facility has a fractionation capacity of 2.4 million liters per year. The facility contains purification and aseptic filling areas for coagulation factors, IG and albumin. The facility is licensed by the FDA and Grifols is working to certify the Los Angeles facility with ISO 14001 certification, similar to the rest of Grifols’ manufacturing plants.

We increased the capacity of our Clayton facility in North Carolina by two million liters in 2022, reaching a fractionation capacity of 11.8 million liters per year. This facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture. This facility holds the ISO 14001 certification, which recognizes excellence and continuous improvement in environmental performance. The scope of the certification includes research, development, production and quality control of pharmaceutical specialties derived from human plasma.

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

We completed construction of the new albumin purification, dosing and sterile filling plant in Dublin, Ireland, with a capacity of three million liters per year.

In April 2022, we acquired the Dreieich facility as a result of the Biotest AG acquisition. The facility has an annual manufacturing capacity of up to three million liters of plasma, as well as bulk production plants for albumin, new fibrinogen and IgM concentrate product lines and next-generation polyvalent immunoglobulins.

Global Operations Center

In the last quarter of 2015, we opened a global operations center for our Biopharma business unit. The facility, located in Dublin, Ireland, occupies 22,846 square meters and centralizes decision-making with regard to commercial policy, research and development policy and supply chain global management. It houses Biopharma’s global logistics and distribution activities; warehousing of plasma, intermediate paste and finished product, labelling and secondary packaging of the product; as well as regulatory and quality activities relating to the supply of plasma and plasma derivatives. It also centralizes our treasury function and acts as our point of access to the capital markets.

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
•

medicinal products for human use containing a new active substance that did not receive Community marketing authorization when the Community authorization procedure was first implemented, for which the therapeutic indication is the treatment of human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions or viral diseases; and

•	officially designated orphan medicines (medicines for rare diseases).

The Community authorization procedure is optional for products:

•	containing new active substances for indications other than those stated above;
•	representing significant therapeutic, scientific or technical innovations; or
•	for which the granting of a Community marketing authorization would be in the interests of European Union public health.

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

There are several routes to obtain a marketing authorization in the U.K., England, Scotland and Wales (“Great Britain”) or Northern Ireland. The options available are determined by the intended market and the type of application. To obtain a marketing authorization, you need to use one of the following procedures:

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

•

EC Decision Reliance Procedure (a 67-day procedure). For products under evaluation or approved in the E.U. centralized procedure, and for a period of three years from January 1, 2021, Great Britain (may rely on decisions taken by the European Commission (“EC”) when considering the approval of new marketing authorizations.

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

International routes (collaborative procedures):

•

Access consortium. The Access consortium is a medium-sized coalition of regulatory authorities that work together to promote greater regulatory collaboration and alignment of regulatory requirements for companies intending to market a medicine in the U.K., Australia, Canada, Singapore and/or Switzerland. The MHRA joined the consortium in 2020 and commenced work-sharing applications in January 2021; and

•

Project Orbis. Project Orbis is a program coordinated by the FDA involving the regulatory authorities of Australia (TGA), Canada (Health Canada), the United Kingdom (MHRA), Singapore (HSA), Brazil (ANVISA), Israel (IMoH) and Switzerland (Swissmedic) to review and approve promising cancer treatments.

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

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon average sales price (“ASP”). Beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient schedules changed to ASP + 6%. This payment was based on a volume-weighted average of all brands under a common billing code. After changes in certain prior years, CMS increased the rate back to +6% for 2013 and maintained the same rate from 2014 through 2019, except that effective January 1, 2018, a new CMS rule went into effect substantially reducing reimbursement paid to hospitals and other providers for certain outpatient drugs and biologicals, including certain of our products, if purchased by these providers under the 340B Program. The reimbursement was decreased from ASP + 6% to ASP - 22.5%. On December 27, 2018, the Federal District Court for the District of Columbia issued an opinion finding that this reimbursement cut exceeded CMS’s regulatory authority. However, on July 31, 2020, the District of Columbia Circuit Court of Appeals overturned the Federal District Court for the District of Columbia’s opinion, ruling that CMS acted within its regulatory authority. After this ruling, CMS retained the reimbursement as ASP - 22.5% for 2022. For 2023, however, in light of a 2022 United States Supreme Court ruling on this issue, CMS finalized a general payment rate of ASP + 6% for drugs and biologicals acquired through 340B. And, as required by law, CMS implemented a -3.09% reduction to the payment rates for non-drug services to achieve budget neutrality for the 340B drug payment rate change for calendar year 2023. CMS is expected to address the remedy for 340B drug payments from 2018 through 2022 in future rulemaking before 2024. Because the United States Supreme Court only recently ruled on this issue, we may experience decreased demand for our products and adverse effects on our business.

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

Among other pricing concerns in the United States is the fact that, in September 2021, pursuant to an executive order by President Biden, the HHS released various drug pricing reform proposals aimed at making drug prices more affordable and equitable for all consumers and throughout the health care system. The areas of focus include reimbursement for drugs under Medicare Parts B, C and D. To advance the goals of its drug pricing reform proposal, the HHS recommended certain legislative policies focused on promoting competition and reducing drug pricing. The extent of HHS and Congressional implementation of these drug pricing reforms is still uncertain and could adversely affect our business. Additionally, in November 2020, the OIG enacted a rule rendering illegal, under the Anti-Kickback Law, many drug rebates routinely paid by manufacturers to health benefit plans or their pharmacy benefit managers (“PBMs”) under Medicare Part D. This rule also created new regulatory safe harbors that provide additional avenues for legal pharmaceutical market practices. Because this rule only became effective on January 1, 2023, its effects on certain pharmaceutical market practices are still uncertain and could adversely affect our business.

Additionally, in August 2022, the Inflation Reduction Act of 2022 was signed into law. This law includes provisions to lower certain products’ costs for Medicare beneficiaries and provides Medicare, for the first time, with the ability to negotiate drug prices, with certain exceptions. Included among the drugs excluded from the negotiation process are drugs with an orphan designation as their only FCA-approved indication, that have a generic or biosimilar available, that are less than nine years (for small-molecule drugs) or 13 years (for biological products) from their FDA approval or licensure date, with Medicare spending of less than $200 million in 2021 (increased by the CPI-U for subsequent years), and those which account for 1.0% or less of Part D or Part B spending and account for 80% or more of spending under each part on that manufacturer’s drugs. Also included are all plasma-derived drugs. To the extent our drugs fall within any of the aforementioned categories, Medicare would not have the ability to negotiate our prices for those drugs.

Also under the Inflation Reduction Act of 2022, as of 2023, if a manufacturer increases the prices for certain products used by Medicare beneficiaries at a higher rate than the applicable inflation rate for such products, then such manufacturer would be required to pay rebates to Medicare. If our products are used by Medicare beneficiaries, we could be required to pay rebates to Medicare or potentially face fines representing the difference between the actual and the inflated prices. And, beginning in 2025, the law modifies a manufacturer’s liability relating to Medicare’s spending above a beneficiary’s out-of-pocket cap. Specifically, manufacturers will be required to provide a 20% price discount on brand-name drugs and a 10% discount on brand-name drugs between the deductible and the annual out-of-pocket spending cap, which replaces the 70% price discount in the coverage gap phase under the current benefit design. Because this provision is aimed at decreasing Medicare beneficiaries’ out-of-pocket costs, manufacturers’ share of those costs may increase. Consequently, our net revenue, beginning in 2025, may be adversely affected.

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

The ACA imposed a fee on manufacturers and importers of branded prescription drugs and biologics based on their sales to United States government health programs. An aggregate annual fee of $3.0 billion was imposed on all covered entities for 2014 through 2016. The aggregate fee is allocated among applicable manufacturers and importers, including us, based on their relative sales to government health programs. The aggregate fee increased up to $4.0 billion for 2017, $4.1 billion for 2018, and was reduced to $2.8 billion for 2019 and thereafter. Beginning in 2013, the ACA also imposed a new excise tax on many medical devices equal to 2.3% of the sales price, and excludes devices generally purchased by the general public at retail for individual use. However, with respect to the medical device excise tax, a two-year moratorium was imposed under the Consolidated Appropriations Act, 2016, suspending the imposition of the tax on device sales during the period beginning January 1, 2016 and ending December 31, 2017. On January 22, 2018, an additional two-year moratorium was imposed under Public Law No. 115-120, suspending the imposition of the tax on device sales during the period beginning January 1, 2018 and ending on December 31, 2019. On December 20, 2019, the medical device excise tax was repealed under Public Law No. 116-94, eliminating the imposition of the tax for periods after December 31, 2019. In addition, the Prescription Drug User Fee Act (“PDUFA”), first enacted in 1992, sets forth user fees that pharmaceutical and biological companies pay to the FDA for: certain applications for approvals of drugs and biologicals; the establishments where the products are made; and the products themselves. The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures. The PDUFA is subject to reauthorization by Congress every five years and, in September 2022, the FDA User Fee Reauthorization Act of 2022 was signed into law, reauthorizing the PDUFA for fiscal years 2023 through 2027.

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

European Union Pharmaceutical Pricing and Reimbursement

Our operations in the E.U. are subject to regulations that affect the pricing and marketing of our products. The governments of E.U. Member States are able to influence the price of pharmaceutical products through their control of national healthcare systems. As such, governments in the E.U. Member States have been introducing healthcare reforms to limit increases in costs, particularly with respect to prescription drugs. Some E.U. Member States have also passed legislation to impose mandatory rebates for pharmaceutical products and financial claw-backs on the pharmaceutical industry. Through health technology assessment organizations that use formal economic and clinical metrics such as cost-effectiveness, budget impact models and clinical benefits versus existing marketed (or in development) drug products being used as comparators, to determine prices, coverage and reimbursement of new therapies, E.U. Member States are also seeking to limit healthcare costs.  We expect that E.U. Member States will continue to pursue actions to reduce healthcare expenditures.

The E.U. is currently undergoing an analysis of the intellectual property protections extended to pharmaceutical products as well as the overall regulatory framework for the approval and commercialization of medicinal products. This could result in significant changes in the way drugs are approved and marketed, as well as with respect to the duration of orphan market exclusivity and global orphan marketing authorization, in particular for orphan drugs where the marketing authorization holder cannot benefit from multiple, separate exclusivity periods for the same active substance.

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

Item 4.A.UNRESOLVED STAFF COMMENTS

None.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2022 and 2021, and for the three years ended December 31, 2022, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

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

We have prepared our audited consolidated financial statements as of December 31, 2022 and 2021, and for the three years ended December 31, 2022 in accordance with IFRS, as issued by the IASB. The financial information and related discussion and analysis contained in this item are presented in euros except as otherwise specified. Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2022 and 2021, and for the three years ended December 31, 2022.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.	Operating Results

Subsequent Events

On February 15, 2023, we announced a comprehensive operational improvement plan designed to yield significant cost savings. The plan includes the optimization of plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization. It also includes a workforce optimization to be implemented during 2023 that would affect approximately 8% of our employees, primarily in our U.S. plasma operations. On March 31, 2023, we recorded a one-time restructuring charge of €140 million. See “—Operational Improvement Plan.”

Factors Affecting Our Financial Condition and Results of Operations

Consequences of COVID-19

Due to the COVID-19 pandemic, from March 2020 to December 2022, we experienced several impacts on our operational and financial performance. A lower level of plasma collection due to lockdowns and restricted movement, quarantines and fear of disease, as well as the economic stimulus programs provided by the U.S. government, caused our facilities to operate with reduced capacity utilization and our plasma collection centers to offer higher donor compensation. However, these negative impacts were partially offset by several measures, including savings in operating costs, product price increases and sales of COVID-19 diagnostic tests.

The COVID-19 pandemic limited donors’ traffic in our plasma collection centers, negatively impacting plasma collection volumes. In addition, travel restrictions, specifically the U.S. border closure with Mexico, put further pressures on those collection centers close to the southern border of the U.S. The government stimulus programs issued to households also lowered the financial incentive for individuals to donate. This decrease in plasma collection levels resulted in a corresponding decline in processed volumes at our facilities, negatively affecting manufacturing cost absorption. Additionally, our cost per liter increased mainly as a result of higher compensation paid to donors.

Although our plasma collection decreased by 15% in 2020 as compared to 2019, and by 4% during 2021 as compared to 2020, our collection levels saw a 4% increase in the nine-month period ended December 31, 2021 as compared to the same period in 2020. This recovery was mainly driven by the addition of new plasma collection centers to our portfolio, which collectively provided two million liters of additional capacity per year. See “—Acquisitions.” In the wake of wider vaccination and the easing of COVID-19 constraints, plasma collections continued to improve in 2022, increasing by 25% in comparison to 2021 and surpassing 2019 levels, with our cost per liter, donor compensation, and other negative factors improving. However, despite these improvements, it remains unclear at this time how the developments in relation to COVID-19 will continue to evolve through the remainder of 2023 and beyond, and the extent to which COVID-19 might further impact our business, results of operations and financial condition. See Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Company and Our Business—The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us.”

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

As of December 31, 2022, we operated 392 plasma collection centers located across the United States, Europe, across Germany, Austria and Hungary; Canada and Egypt. We have expanded our plasma collection network through a combination of organic growth, by opening new plasma collection centers, and acquisitions. In 2016, we purchased equity interests in the Interstate Blood Bank Group (Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC, collectively referred to herein as the “IBBI Group”), and on April 10, 2019, we exercised our option to purchase the remaining 51.0% equity interest of the IBBI Group, which has 36 FDA-approved centers (26 plasma collection centers and 10 blood donation centers), as well as an analytical laboratory. On October 1, 2020, we obtained 11 U.S. plasma collection centers from GC Pharma. As part of the GC Pharma acquisition, we must supply certain output of plasma arising from the 11 collection centers for a 24-month period commencing on October 1, 2020. In 2021, we acquired 25 plasma collection centers from BPL and seven U.S. plasma donation centers and one Canadian plasma center from Kedrion. In 2022, we acquired Biotest AG and with it, 28 new plasma collection centers. Additionally, we are focused on optimizing our plasma collection center network by closing or consolidating underperforming centers, having closed 18 centers in the fourth quarter of 2022 and with several additional centers scheduled to be closed or consolidated in the first half of 2023.

The COVID-19 pandemic had an adverse impact on our plasma collection volumes, mainly in the United States. Among the reasons for this negative impact are mobility restrictions, closings of the border with Mexico and stimulus checks paid to American families with children, which lowered the willingness to donate plasma. As a result, our plasma collection decreased by 15% in 2020 as compared to 2019 and by 4% during 2021 as compared to 2020, although we saw a 4% increase in our collection levels during the nine-month period ended December 31, 2021, as compared to the same period in 2020. This improvement in 2021 was due in part to our efforts to increase plasma supply through our expansion plan, comprising organic and inorganic growth, such as: (i) plasma collected through our plasma collection centers, including acquiring centers from BPL and Kedrion, (ii) plasma collected through our 30-year Plasma Supply Agreement with each of Haema AG and Biotest US Corporation and (iii) plasma purchased from third-party suppliers pursuant to various plasma purchase agreements. The upward trend continued in 2022, as plasma collections increased by 25% as compared to 2021, surpassing 2019 levels. See “—Acquisitions” and “—Consequences of COVID-19” for additional details.

Acquisitions

Access Biologicals, Inc.

In January 2017, we acquired 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, for the amount of $51 million. We also entered into an option agreement to purchase the remaining 51% voting rights in five years. On June 15, 2022, we reached an agreement to acquire all of the shares of Access Biologicals LLC by exercising the call option for the remaining 51%, for a total of $142 million. Effective as of April 1, 2023, Access Biologicals LLC, as well as its subsidiaries Access Plasma, LLC and Access Cell Culture, LLC, merged with and into our subsidiary Grifols Bio Supplies Inc, which was the surviving entity of the merger.

Access Biologicals LLC’ core business was the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provided support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development.

Biotest AG Acquisition

On April 25, 2022, we acquired from TIIL 100% of the equity interests in Biotest Holdings, a German privately held stock corporation, and accepted an assignment from TIIL of certain shareholder loans granted by TIIL to Biotest Holdings. Biotest Holdings in turn owns 89.88% of the ordinary shares and 1.08% of the preferred equity shares of Biotest AG, a German stock corporation listed on the Frankfurt Stock Exchange. The purchase price for the acquisition of Biotest Holdings was €1,090,518,254, which included a loan receivable of €318 million granted by Biotest Holdings to Biotest AG. In addition, (1) we completed a voluntary tender offer to all remaining shareholders of Biotest AG to acquire their ordinary and preferred shares, where we acquired 1,250,298 ordinary shares (for €43.00 per share) and 8,340,577 preferred shares (for €37.00 per share) and (2) we acquired 185,359 ordinary shares in May 2022 following the exercise of a legal put right provided by applicable German corporate laws by former shareholders of Biotest AG. The acquisition of Biotest Holdings, the voluntary tender offer and the acquisition of shares pursuant to the put right have brought our interest in Biotest AG to 97.13% of the voting rights and 70.18% of the share capital.

In order to fund this acquisition, on October 5, 2021, our wholly-owned subsidiary Grifols Escrow Issuer, S.A.U. (the “Escrow Issuer”) issued €1,400.0 million senior notes that will mature on October 15, 2028 and bear interest at 3.875% per annum and $705.0 million senior notes that will mature on October 15, 2028 and bear interest at 4.750% per annum. Within 15 months from the consummation of the acquisition, which occurred on April 25, 2022, the Escrow Issuer will merge with and into the Company, with the Company as the surviving entity, and we will assume all the obligations of the Escrow Issuer under the notes. See “—B. Liquidity and Capital Resources—Sources of Credit—The 2021 Notes.” As of the date of filing of this report, our Board has agreed to proceed with the merger.

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

GigaGen Acquisition

On March 8, 2021, Grifols acquired 56% of shares of GigaGen Inc. (“GigaGen”) for a base amount of $80 million. Grifols now owns 100% of GigaGen’s share capital, and financed the transaction with its own funds, without incurring in any debt. Half of the consideration was paid at the closing date and the remaining amount was paid in March 2022. This agreement is in line with our R+D+i strategy, grounded in an integrated approach that encompasses both in-house projects and investee-led initiatives whose research complements our core operations. Prior to this transaction, Grifols’ percentage stake in GigaGen was recorded using the equity method and, therefore, the difference between the fair value of the previous investment and the book value, estimated in $42 million, has been recognized as income. See Note 10 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding this transaction.

Acquisition of plasma donation centers from BPL Plasma, Inc.

On February 28, 2021, Grifols acquired 25 U.S.-based plasma donation centers from BPL Plasma Inc for $385 million. These plasma centers generate, in the aggregate, approximately 1 million liters of plasma per year. The transaction received the applicable regulatory clearances and was financed with our own resources, without incurring debt. See Note 10 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding this transaction.

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

As part of the acquisition, we also entered into an Exclusive Strategic Alliance Agreement pursuant to which Shanghai RAAS became the exclusive distributor of our plasma-derived products and transfusional diagnostic solutions in China. In exchange for royalties, we provide technological and know-how support in the Biopharma and diagnostic fields to Shanghai RAAS.

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

On December 21, 2022, the GIC Investor delivered a notice exercising its right to redeem one class B common share of Biomat Newco at the redemption price of $52,105,263.16, with such redemption to be effective on June 30, 2023.

Subject to certain minority shareholder remedies in the charters of Biomat USA and Biomat Newco, we continue to oversee all aspects of the Biomat Group’s management and operations. All plasma collected by the Biomat Group will continue to be supplied to us for the production of plasma-derived medicines, through a long-term plasma supply agreement.

MedKeeper

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

In July 2022, we formalized the sale of substantially all of the assets of MedKeeper to affiliates of the U.S. company Becton, Dickinson and Company for a total adjusted purchase price of $91.6 million. As a consequence of this divestment, we recognized an income of €23.1 million in our statement of profit and loss.

Operational Improvement Plan

We have recently approved an operational improvement plan designed to reinforce our competitiveness and build a more streamlined, efficient and cost-effective global organization. The plan focuses on three major areas: optimizing plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization. While we expect to implement the measures comprising most or all of these savings by the fourth quarter of 2023, due to our inventory accounting and overall timing of implementation, we expect that approximately €100 million of savings will be recognized for income statement purposes in 2023 relative to comparable 2022 full year costs. Following the full implementation of the plan, we expect to achieve annualized cost savings of approximately €400 million relative to comparable 2022 full year costs. Most of the annualized cost savings will be recognized for income statement purposes in 2024.

The first part of the plan, optimization of plasma costs and operations, is designed to improve our plasma procurement operation and aims to maintain desired plasma volumes while reducing the cash cost per liter of plasma through a set of measures expected to generate annualized savings of up to approximately €300 million compared to full year 2022 numbers. These measures will also reduce the U.S. plasma operations workforce by approximately 2,000 positions in 2023.

The second part of the plan is focused on streamlining corporate functions covering a broad range of initiatives such as centralizing and automating functions, more fully sharing services across business units, consolidating vendors, streamlining reporting structures, and eliminating duplicative functions and positions, among others. These initiatives will impact close to 300 full-time equivalents (“FTEs”), most of whom are in the United States and approximately one third are located in Spain.

The third part of the plan, enhancing other efficiencies across the organization, will enable the company to reduce operational costs related to, among other things, global procurement, logistics, and facilities, in part due to a real estate rationalization affecting certain offices but not industrial facilities. On March 31, 2023, we recorded a one-time charge of €140 million to deliver the cost savings initiatives. This charge was derived mainly from severance payments, advisory fees, and other restructuring activities. Please see “Cautionary Statement Regarding Forward-Looking Statements” in this Part I for a discussion of the risks related to forward-looking statements.

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

Operating Results

Overview

The subsequent discussion and analysis provide information that our management believes is relevant to an assessment and understanding of our consolidated results of operations. You are encouraged to read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F.

Year ended December 31, 2022, as compared to the year ended December 31, 2021:

	Year Ended December 31,		Change
Consolidated Statement of Profit and Loss	2022	2021	€	%

	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	6,063,967	4,933,118	1,130,849	22.9%
Cost of sales	(3,832,437)	(2,970,522)	(861,915)	29.0%
Gross margin	2,231,530	1,962,596	268,934	13.7%
Research and development	(361,140)	(354,881)	(6,259)	1.8%
Selling, general and administration expenses	(1,190,423)	(1,061,508)	(128,915)	12.1%
Operating expenses	(1,551,563)	(1,416,389)	(135,174)	9.5%
Other Income	22,235	16,302	5,933	36.4%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	103,478	32,555	70,923	217.9%
Operating result	805,680	595,064	210,616	35.4%
Finance income	33,859	11,551	22,308	193.1%
Finance costs	(496,524)	(277,994)	218,530	(78.6)%
Change in fair value of financial instruments	11,999	246	11,753	4,777.6%
Exchange differences	7,725	(11,602)	19,327	166.6%
Finance result	(442,941)	(277,799)	(165,142)	59.4%
Profit/(loss) of equity accounted investees	(1,482)	33,188	(34,670)	(104.5)%
Profit before income tax from continuing operations	361,257	350,453	10,804	3.1%
Income tax expense	(90,111)	(85,126)	(4,985)	5.9%
Profit after income tax from continuing operations	271,146	265,327	5,819	2.2%
Consolidated profit for the year	271,146	265,327	5,819	2.2%

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue. See Note 23 to our audited consolidated financial statements included in this annual report on Form 20-F.

Net revenue increased by 22.9% (12.4% in constant currency), or €1.1 billion, in 2022 reaching €6.1 billion compared to €4.9 billion in 2021. The increase was largely due to the performance of our Biopharma business unit, as explained below.

The following table reflects a summary of net revenue by each of our business units for 2022, as compared to 2021:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by business unit	2022	net revenue	2021(1)	net revenue	% var	% var CC(2)

	(in thousands of euros, except for percentages)
Biopharma	5,005,382	82.5%	3,814,983	77.3%	31.2%	19.6%
Diagnostic	671,292	11.1%	779,108	15.8%	(13.8)%	(19.7)%
Bio Supplies	146,076	2.4%	115,811	2.3%	26.1%	13.2%
Others	250,165	4.1%	266,461	5.4%	(6.1)%	(11.5)%
Intersegments	(8,948)	(0.1)%	(43,245)	(0.8)%	(79.3)%	80.7%
Total	6,063,967	100.0%	4,933,118	100.0%	22.9%	12.4%

(1)As a consequence of the change in transactions and balances allocations by segments discussed in Item 4 of this Part I “A. Business Overview—Principal Activities—Other Activities and Operations (“Others”),” the comparative figures for the fiscal year 2021 have been adjusted accordingly.

(2)Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

Biopharma. Net revenue for the Biopharma business unit increased by 31.2% (19.6% at constant currency) from €3.8 billion in 2021 to €5.0 billion in 2022. This increase was mainly due to increased plasma collections, robust underlying demand for key proteins and price increases. Favorable product mix was also a notable driver with subcutaneous immunoglobulin (SCIG) Xembify® sales increasing by 33.7%, supported by higher demand and favorable customer mix, as well as ALBUTEIN FlexBag® gaining traction after its launch in November 2021.

Diagnostic. The Diagnostic business unit’s net revenue decreased by 13.8% (19.7% at constant currency) from €779.1 million in 2021 to €671.3 million in 2022. This decrease was primarily due to non-recurring sales of TMA molecular tests, used to detect SARS-CoV-2, and the termination of mandatory Zika-virus testing, partially offset by blood typing solutions’ double-digit-growth across most geographies.

Bio Supplies. The Bio Supplies business unit records sales of biological products for the pharmaceutical and diagnostics industry. Net revenue from Bio Supplies increased by 26.1% (13.2% at constant currency), from €115.8 million in 2021 to €146.1 million in 2022, mainly driven by the acquisition of the remaining 51% capital of Access Biologicals, which positively impacted performance of Bio Supplies Biopharma’s cell culture media and plasma for diagnostics.

Others. Under “Others,” we record sales of Healthcare Solutions business line (formerly Hospital Division), as well as those related to the fractionation and purification agreements signed with Kedrion and third-party plasma sales. Net revenue decreased by 6.1% (11.5% at constant currency) from €266.5 million in 2021 to €250.2 in 2022. This decrease is due to the sale of substantially all of the assets of MedKeeper in July 2022 and lower third-party plasma sales.

The following table reflects a summary of net revenue by each of our geographic regions for 2022 as compared to 2021:

	Year ended		Year ended
	December 31,	% of total net	December 31,	% of total
Summary of Net Revenue by Region	2022	revenue	2021	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
European Union(2)	1,032,210	17.0%	906,449	18.4%	13.9%	13.5%
United States and Canada	3,855,607	63.6%	3,154,548	63.9%	22.2%	8.5%
Rest of the World	1,176,150	19.4%	872,121	17.7%	34.9%	25.6%
Total	6,063,967	100.0%	4,933,118	100.0%	22.9%	12.4%
(1)

Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

(2)	Net revenue earned in the European Union includes net revenue earned in Spain.

Net revenue in the U.S. and Canada increased by 22.2% (8.5% at constant currency) from €3.1 billion in 2021 to €3.9 billion in 2022, mainly due to higher volume sales of IG as a result of higher plasma supply and strong demand, coupled with price increases. Meanwhile, sales in the European Union increased by 13.9% (13.5% at constant currency) from 906.4 million in 2021 to €1.0 billion in 2022, mainly due to higher plasma supply and strong demand, led by growth in countries like Spain, France, Italy and Germany. Sales in the Rest of the World increased by 34.9% (25.6% at constant currency) from 872.1 million in 2021 to €1.2 billion in 2022, mainly due to the strong performance of our products in China.

Cost of sales

Cost of sales increased by 29.0% from €3.0 billion in 2021 to €3.8 billion in 2022. Cost of sales as a percentage of net revenue increased to 63.2% in 2022 compared to 60.2% in 2021. This was mainly due to the high cost per liter of plasma collected in the first half of 2022 in view of increased donor compensation and labor costs. See “—Factors Affecting Our Financial Condition and Results of Operations—Consequences of COVID-19,” and Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials.”

Gross Margin

The decrease in gross margin from 39.8% of net revenue in 2021 to 36.8% in 2022 was mainly due to a double impact from the Biopharma and Diagnostic business units. On the one hand, we had high cost per liter of plasma collected in 2021 and the first half of 2022 due to inventory accounting (c.9-months lag). This was primarily due to elevated donor commitment compensation (“DCC”) and inflationary pressures on labor costs. On the other hand, the decrease in COVID-19 one-off testing and Zika screening adversely impacted our gross margin by 2.1% in 2022 compared to 2021.

We are currently focused on margin expansion while achieving desired plasma volumes for 2023, reducing cost per liter of plasma collected to more sustainable levels. To this end, the drop in DCC by 20% in the fourth fiscal quarter of 2022 in comparison to its peak in July drove a reduction of 10.0% in the cost per liter of plasma over the same reference period. Other plasma operating costs, accounting approximately for the remaining 65.0% of the full plasma cost, also declined, albeit to a lesser extent, amid the current macroeconomic backdrop.

Research and development

Research and development spending increased by 1.8%, from €354.9 million (7.2% of net revenue) in 2021 to €361.1 million (6.0% of net revenue) in 2022. These results underscore the integration of Biotest AG’s projects into our portfolio, as well as our ongoing efforts to integrate and develop cutting-edge projects such as those of Alkahest and GigaGen. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 12.1% from €1.1 billion in 2021 to €1.2 billion in 2022, mainly as a result of the integration of Biotest AG and general inflationary pressures, partially offsetting cost savings.

Finance result

Finance result in 2022 represented a loss of €442.9 million, compared to a loss of €277.8 million in 2021. The increase mainly results from the increase of interest rates, the funds received from the GIC Investor and the issuance of the 2021 Notes (as defined herein) to finance the Biotest AG acquisition, in the amounts of €1,400,000,000 and $705,000,000, in the fourth quarter of 2021. See “—B. Liquidity and Capital Resources—Sources of Credit—The 2021 Notes.”

Income tax expense

In 2022, we had a profit before income tax of €361.3 million and income tax expense of €90.1 million, which represents a tax rate of 24.9%. Our effective tax rate increased from 24.3% in 2021 primarily due to a change in the country mix of our taxable income.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following discussion and analysis contain information regarding our results of operations for the year ended December 31, 2021, as compared to the year ended December 31, 2020:

	Year Ended December 31,		Change
Consolidated Statement of Profit and Loss	2021	2020	€	%

	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	4,933,118	5,340,038	(406,920)	(7.6)%
Cost of sales	(2,970,522)	(3,084,873)	114,351	(3.7)%
Gross margin	1,962,596	2,255,165	(292,569)	(13.0)%
Research and development	(354,881)	(294,216)	(60,665)	(20.6)%
Selling, general and administration expenses	(1,061,508)	(985,616)	(75,892)	7.7%
Operating expenses	(1,416,389)	(1,279,832)	(136,557)	10.7%
Other Income	16,302	—	16,302	100%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	32,555	20,799	11,756	56.5%
Operating result	595,064	996,132	(401,068)	(40.3)%
Finance income	11,551	8,021	3,530	44.0%
Finance costs	(277,994)	(249,639)	(28,355)	11.4%
Change in fair value of financial instruments	246	55,703	(55,457)	(99.6)%
Exchange differences	(11,602)	8,246	(19,848)
Finance result	(277,799)	(177,669)	(100,130)	56.4%
Profit/(loss) of equity accounted investees	33,188	60,166	(26,978)	(44.8)%
Profit before income tax from continuing operations	350,453	878,629	(528,176)	(60.1)%
Income tax expense	(85,126)	(169,639)	84,513	(49.8)%
Profit after income tax from continuing operations	265,327	708,990	(443,663)	(62.6)%
Consolidated profit for the year	265,327	708,990	(443,663)	(62.6)%

Net Revenue

Net revenue decreased by 7.6% (3.7% in constant currency), or €0.4 billion, in 2021 reaching €4.9 billion compared to €5.3 billion in 2020. The decrease was largely due to a decrease in Biopharma sales, partially offset by a net revenue increase in the Diagnostic and Bio Supplies business units, and Others.

The following table reflects a summary of net revenue by each of our business units for 2021, as compared to 2020:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Business Unit	2021(1)	net revenue	2020(1)	net revenue	% var	% var CC(2)

	(in thousands of euros, except for percentages)
Biopharma	3,814,983	77.3%	4,242,502	79.4%	(10.1)%	(5.9)%
Diagnostic	779,108	15.8%	775,889	14.5%	0.4%	3.5%
Bio Supplies	115,811	2.3%	133,221	2.5%	(13.1)%	(9.9)%
Others	266,461	5.4%	222,521	4.2%	19.7%	23.1%
Intersegments	(43,245)	(0.8)%	(34,095)	(0.6)%	26.8%	(33.7)%
Total	4,933,118	100.0%	5,340,038	100.0%	(7.6)%	(3.7)%
(1)

As a consequence of the change in transactions and balances allocations by segments discussed in Item 4 of this Part I “A. Business Overview—Principal Activities—Other Activities and Operations (“Others”),” the comparative figures for the fiscal years 2021 and 2020 have been adjusted accordingly.

(2)

Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

Biopharma. Net revenue for the Biopharma business unit decreased by 10.1% (5.9% at constant currency) from €4.2 billion in 2020 to €3.8 billion in 2021. This decrease was mainly due to lower sales caused by the impact of the COVID-19 pandemic, which adversely affected our plasma collection volumes.

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

Diagnostic. The Diagnostic business unit’s net revenue increased by 0.4% (3.5% at constant currency) from €775.9 million in 2020 to €779.1 million in 2021. This increase was driven by a strong contribution of TMA (Transcription-Mediated Amplification) molecular tests used to detect the SARS-CoV-2 virus and the sales upturn of blood typing solutions. The strong sales of these products helped counterbalance the impact of the mandatory termination of Zika testing in blood and plasma donations.

Bio Supplies. The Bio Supplies business unit records sales of biological products for the pharmaceutical and diagnostics industry.

Net revenue from Bio Supplies decreased by 13.1% (9.9% at constant currency), from €133.2 million in 2020 to €115.8 million in 2021, mainly driven by higher biological products sales for the pharmaceutical and diagnostics industry and cell culture media.

Others. Net revenue increased by 19.7% (23.1% at constant currency) from €222.5 million in 2020 to €266.5 million in 2021. This increase relates to higher third-party plasma sales, an upswing in sales of intravenous solutions, nutrition and medical devices from the Healthcare Solutions business line, as well as such business line’s reactivated third-party manufacturing services.

The following table reflects a summary of net revenue by each of our geographic regions for 2021 as compared to 2020:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Region	2021	net revenue	2020	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
European Union(2)	906,449	18.4%	834,492	15.6%	8.6%	8.7%
United States and Canada	3,154,548	63.9%	3,599,746	67.4%	(12.4)%	(7.9)%
Rest of the World	872,121	17.7%	905,800	17.0%	(3.7)%	1.3%
Total	4,933,118	100.0%	5,340,038	100.0%	(7.6)%	(3.7)%
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

Inflation

We historically have not been affected materially by inflation in our core geographies. However, despite the current macroeconomic context, we are having some inflation pressures on labor costs and selling, general & administrative costs. See Item 5 of this Part I, "Operating and Financial Review and Prospects-A. Operating results-Overview" for additional details.

B.	Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to:

•

the operation of our business (see “—Operating Results,” “—Liquidity and Capital Resources—Net Cash from Operating Activities” and “—Working Capital” for a description and quantification of costs and expenses relating to our operations);

•

capital expenditures for existing and new operations (see “—Capital Expenditures” for a description and quantification of our capital expenditures, including capital expenditures on other intangible assets and rights of use additions, incurred in each of the years ended December 31, 2020, 2021 and 2022;

•

the purchase price of acquisitions (see “—Recent Developments” and “—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions” for a description of our most recent acquisitions); and

•	debt service requirements relating to our existing and future debt (see “—Sources of Credit” for a description and quantification of our principal indebtedness).

Historically, we have financed our liquidity and capital requirements through internally generated cash flows, mainly attributable to revenue and debt financings. As of December 31, 2022, our cash and cash equivalents totaled €548.0 million. In addition, as of December 31, 2022, we had the equivalent €1,048.0 million available under our debt agreements, including the equivalent of €938 million available as Revolving Loans under our First Lien Credit Facilities.

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

Our capital expenditures consist primarily of expanding and enhancing our production facilities, replacing fully depreciated items and promoting efficiency of our operations. In addition, we allocate cumulative industrial capital investments to expand the manufacturing capacities of the Biopharma business unit, as well as investments in the Diagnostic and Bio Supplies business units, with the goal of improving the structure of our plasma collection centers in the United States and expanding our manufacturing facilities. We are also expanding and relocating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories.

Our principal existing contractual obligations as of December 31, 2022 are comprised of financial debt obligations, with principal and interest amortization for short- and long-term debt including, among other things, capitalized lease obligations and bilateral credit facilities bearing interest at market rate. In addition, on October 5, 2021, we entered into three cross-currency interest rate swaps of $705 million to hedge part of the Euro equivalent value of the 2021 Notes (see “—Sources of Credit” above and Notes 26 and 29 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2021). We have contractual obligations involving future payments for licenses and royalties based generally on volume of sales.

Historical Cash Flows

The table below presents our net cash from operating, investing and financing activities for each of the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,
	2022	2021	2020

	(in thousands of euros)
Net cash from operating activities	(10,867)	596,975	1,110,336
Net cash (used in) investing activities	(1,978,823)	(854,149)	(858,115)
Net cash from/(used in) financing activities	(173,493)	2,297,679	(354,401)

Net Cash from Operating Activities

In the year ended December 31, 2022, our net cash from operating activities represented a loss of €10.9 million due largely to an increase in inventory levels resulting from a higher cost per liter of plasma collected and upsurge in plasma donations. This context also adversely affected our working capital, which represented a loss of €609 million. The principal effects on working capital were as follows:

•	increase of €80.2 million in trade and other receivables. The average collection period increased to 36 days (32 days in 2021);
•	increase of €600.3 million in inventory levels primarily due to a higher cost per liter of plasma collected and higher donation volumes. Inventory turnover was 296 days at December 31, 2022, compared with 278 days reported at December 31, 2021; and
•	increase of €80.2 million in trade and other payables. The average payment period decreased from 64 days at December 31, 2021 to 53 days at December 31, 2022.

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

•	increase of €40.4 million in trade payables. The average payment period increased from 62 days at December 31, 2020 to 64 days at December 31, 2021.

In the year ended December 31, 2020, we generated net cash from operating activities of €1.1 billion. The principal effects on working capital were as follows:

•	increase of €35.4 million in trade and other receivables. The average collection period remained stable at 27 days (26 days in 2019);
•

decrease of €164.6 million in inventory levels due to lower plasma collections and higher inventory utilization for the production of plasma-derived medicines during 2020, partially offset by the increase in the cost of plasma. Inventory turnover was 237 days at December 31, 2020, compared with 310 days reported at December 31, 2019; and

•	decrease of €2.3 million in trade payables. The average payment period increased from 60 days at December 31, 2019 to 62 days at December 31, 2020.

Net Cash from/(Used) in Investing Activities

Net cash used in investing activities amounted to €1,978.8 million in 2022, €854.1 million in 2021 and €858.1 million in 2020.

Investments made in 2022 included the Biotest AG acquisition for a total of €1.4 billion, as well as execution of the call option to acquire the remaining 51% of Access Biologicals’ share capital for a total of $142 million, and €375.5 million allocated to property, plant and equipment and intangible assets. Capital expenditures focused mainly on new Biopharma manufacturing facilities, including a new albumin plant in Dublin, the upgrade of the Montreal plasma fractionation, immunoglobulin purification and albumin plants, as well as several IT and digitalization-related projects. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions;” and “—Capital Expenditures, Other Intangible Assets and Rights of Use.”

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

Net Cash from/(Used in) Financing Activities

Net cash used in financing activities was €173.5 million in 2022, primarily as a result of net debt repayments.

Net cash from financing activities was €2,297.7 million in 2021, primarily as a result of the issuance of the 2021 Notes to finance the Biotest AG acquisition, in the amounts of €1,400,000,000 and $705,000,000 (see “—B. Liquidity and Capital Resources—Sources of Credit—The 2021 Notes.”), and dividend payouts of €259 million. On the other hand, sale of investments includes the Biomat Transactions, under which we received a $990 million investment in our subsidiary Biomat USA. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Dispositions.”

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

Inventory Aging

Inventory aging average increased from 2021 to 2022, primarily as a result of the higher cost per liter of plasma collected and higher plasma donation volumes. Inventory turnover increased to 296 days at December 31, 2022, compared to 278 days at December 31, 2021. Inventory aging average increased from 2020 to 2021, primarily as a result of larger plasma volume collections driven by recent strategic acquisitions during 2021 and an increase in the cost of plasma. Inventory turnover increased to 278 days at December 31, 2021, compared to 237 days at December 31, 2020.

See Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials” for additional details.

Trade Receivables

Our receivables had an aging average of 36, 32 and 27 days at December 31, 2022, 2021 and 2020, respectively. We are focused on optimizing our working capital.

We may sell receivables with a maturity beyond 30 days to financial institutions without recourse. We sold €3,174.3 million, €2,975.3 million and €2,736 million of receivables to third parties during the years ended 2022, 2021 and 2020, respectively. The volume of invoices sold without recourse to various financial institutions which, based on their due date would not have been collected at December 31, 2022, is estimated to €445.2 (€317.1 million at December 31, 2021 and €441.9 million at December 31, 2020).

Capital Expenditures, Other Intangible Assets and Rights of Use

The following table presents our capital expenditure, other intangible assets and rights of use additions in the years ended December 31, 2022, 2021 and 2020, by business unit.

	Year Ended December 31,
	2022	2021(1)	2020(1)

	(in thousands of euros)
Biopharma	402,672	349,890	289,062
Diagnostic	49,890	19,991	34,516
Bio Supplies	98	13,836	10,915
Others	30,192	28,597	12,698
Unallocated	59,866	55,380	107,178
Total	542,718	467,694	454,369
(1)

As a consequence of the change in transactions and balances allocations by segments discussed in Item 4 of this Part I “A. Business Overview—Principal Activities—Other Activities and Operations (“Others”),” the comparative figures for the fiscal years 2021 and 2020 have been adjusted accordingly.

January 2020 through December 2022

Facilities. The most important capital projects relating to the expansion and improvement of our manufacturing facilities during 2020, 2021 and 2022 were:

Parets site (Barcelona, Spain):

•	investments to increase purification capacity of fibrin sealant and topic thrombin of €3.2 million in 2020, €1.9 million in 2021 and €3.7 million in 2022;
•	investments in a plant to manufacture Prolastin-C® of €1.3 million in 2020;
•	investments to increase the albumin purification capacity of €0.1 million in 2020;
•	investments to increase Factor VIII manufacturing capacity of €1.0 million in 2021 and €0.1 million in 2022;
•	investments to increase the production of intravenous solutions bags of €2.0 million in 2020 and €3.4 million in 2021 and €1.4 million in 2022;
•	investments to improve the manufacturing lines of the production of intravenous solutions in glass bottles in the Parets facility of €1.3 million in 2021 and €0.1 million in 2022; and
•	investments of €2.3 million in 2020, €4.2 million in 2021 and €0.5 million in 2022 to build the extension of the existing Grifols International building and 2-8ºC chamber for 2,000 pallets.

Clayton site (North Carolina, United States):

•	construction of a new immunoglobulins’ purification and filling plant for €65.8 million in 2020,€23.3 million in 2021 and €20.7 million in 2022;
•	construction of a new 6-million-liter fractionation plant for €10.4 million in 2020, €2.4 million in 2021 and €32,000 in 2022;
•	investments to expand packaging incubators for €1.1 million in 2020, €2.0 million in 2021 and €0.1 million in 2022;
•	investments of €0.4 million in 2020 for the construction of a finished goods warehouse with the capacity to store 6,000 pallet positions;
•	construction of a Plasma Logistic Center for €8.4 million in 2020 and €1.7 million in 2021 to increase the overall plasma storage capacity; and
•	expansion of Grifols’ current waste water pretreatment plant in Clayton to meet Town of Clayton permit limits for €6.2 million in 2020, €11.1 million in 2021 and €12.4 million in 2022.

Los Angeles (California, United States):

•	increasing our albumin purification capacity and including a new presentation in ready-to-use flexible bags for €1.0 million in 2020, €1.5 million in 2021 and €0.5 million in 2022; and
•	investments to increase Factor VIII manufacturing capacity of €0.7 million in 2020 and €0.3 million in 2021.

Dublin (Ireland):

•

investments to build a new headquarters, global operations and logistics center to serve as part of the new global operations center of the Biopharma business unit of €4.8 million in 2020, €0.8 million in 2021 and €2.0 million in 2022; and

•	investment in a new albumin purification and filling plant for bags of €21.7 million in 2020, €33.0 million in 2021 and €17.6 million in 2022.

Montreal (Canada):

•	investment of €11.3 million in 2021 to remodel Canada facility for fractionation increase, Albumin manufacturing and Gamunex addition.

San Diego (California, United States):

•

investments of €1.1 million in 2020, €0.5 million in 2021 and €0.3 million in 2022 to expand manufacturing capacity for our NAT Diagnostic business, including quality control, research and development labs and an R&D pilot plant; and

•	investments of €0.5 million in 2020, €3.0 million in 2021 and €6.8 million in 2022 to build a new immunohematology manufacturing facility in building 10895.

Emeryville (California, United States):

•	investments of €7.3million in 2020, €4.4 million in 2021 and €0.3 million in 2022 for the new protein manufacturing process and scale up labs based on mammalian cell cultures; and

Other Investments. Other relevant capital projects relating to the expansion and improvement of our manufacturing facilities during 2020, 2021 and 2022 were:

•	investments in serialization to enhance manufacturing and packaging identification of €1.9 million in 2020, €1.2 million in 2021 and €1.3 million in 2022;
•	investments in new donor centers and donor center expansions in the United States of €6.0 million in 2020, €38.6 million in 2021 and €23.8 million in 2022;
•	investments of €9.7 million in 2020, €8.1 million in 2021 and €3.8 million in 2022, to expand our overall lab testing capacity;
•

investments for a new data center building in Los Angeles to support all IT services and to address current risks with the existing data center for €1.0 million in 2020, €1.7 million in 2021 and €0.9 million in 2022;

•

Spain: investments of €0.6 million in 2020, €0.3 million in 2021 and €0.1 million in 2022 to increase the capacity to manufacture parenteral solutions by approximately eight million units, reaching approximately 60 million units of total capacity. This increase will allow Grifols to produce a big portion of the anticoagulant solution required for plasma donations, following the vertical integration strategy for Biopharma business;

•

investments of €2.0 million in 2020 and €1.7 million in 2021 to increase our plastic manufacturing capacity and create vertical integration for the group with synergies between the Biopharma business unit and Healthcare Solutions line;

•

investments of €9.4 million in 2020, €3.0 million in 2021 and €3.8 million in 2022 for acquisition of a new plot next to our Barcelona manufacturing facilities of 79,180 square meters that will be used to grow our industrial and research capabilities, adding to the current Grifols workforce in the region by more than 3,500 employees;

•

investments to remodel our commercial offices worldwide of €1.0 million in 2020 and €1.9 million in 2021, including new offices in Beijing, Singapore, Chile, Marseille, Mexico, Tokyo, Czech Republic, Shanghai and a new warehouse in the U.K.;

•	investments to update manufacturing facilities to EMA regulation related to the manufacturing of sterile medicinal products of €3.3 million in 2020, €4.6 million in 2021 and €5.1 million in 2022; and
•	investments to increase our IVIG purification capacity of €3.3 million in 2020, €1.2 million in 2021 and €0.8 million in 2022.

January 2023 through December 2024

In 2022, we completed a €1.4 billion investment plan initiated in 2018 that involved, among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Biopharma business unit, as well as investments in the Diagnostic business unit and Healthcare Solutions business line. We are currently focusing our capital expenditures on the maintenance of our facilities while we formulate a large-scale strategy for 2023 and 2024.

The majority of our capital investments benefit our Biopharma business unit, systemically enhancing our manufacturing facilities. We aim to optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses and completing other requirements to purify any of our intermediate products at any of our plants. We are also relocating and renovating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.”

The most important planned capital projects relating to the improvement of our manufacturing facilities are:

•	Andorra: construction of a new immunology research center in Andorra;
●	Montreal: continue upgrading facilities for plasma fractionation and purification;
●	Dublin: overwrapping palletization project and final start-up of Phase I;
●	Bilbao: construction of a new building for single molecule counting near Progenika;
●	Murcia: investments related to bag filling expansion;
●	Clayton: expansion of the B350 Plasma Logistic Center, continue the investment for the upgrade of the waste treatment plant, investment in the initial Phase II of the purification and filling facility, and remodeling of the C580 building;
●	San Diego: rebuilding of a laboratory, offices and warehouse, and continue the expansion of the blood testing and immunohematology systems;
●	Dreieich: investments in several sectors to be made by Biotest AG, as well as in plasma collection centers; and
●	Egypt: construction of new manufacturing plant (phase I Plasma Logistic Center) and continue the construction of plasma collection centers (10 new centers planned).

Collaboration with Canadian Blood Services

On July 29, 2022, we executed a 15-year renewable collaboration agreement with Canadian Blood Services (“CBS”), a non-profit organization in Canada that operates on a national basis within the Canadian healthcare system. CBS provides services for patients on behalf of all provincial and territorial governments of Canada except Quebec, safeguarding Canada’s national system to provide lifesaving therapies related to blood, plasma, stem cells, organs and tissues. By means of this agreement we committed to supply an amount of IG to CBS that is equivalent to 25% (2.4 million grams) of the Canadian patient consumption needs (excluding Quebec). We will fulfill this agreement exclusively through the collection of Canadian plasma from a to-be-developed Canadian plasma center collection network and manufactured through a newly Grifols built facility in Montreal, Quebec. In addition, from each liter of Canadian plasma used for the provision of IG, we will also supply to CBS all remaining manufactured paste for the processing of other plasma-derived products. We have committed to have the plasma collection network fully developed by July 2026 and a fully operational fractionation facility in Montreal by sometime in 2026.

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

The EIB Term Loans are guaranteed by the same entities that guarantee the First Lien Credit Facilities described below and are secured by a perfected first priority security interest (subject to permitted liens, as defined in the documentation governing the EIB Term Loans) on the same collateral securing the First Lien Credit Facilities and the 2019 Notes, each as described below (noting that the blood plasma inventory of GWWO located in Spain is not charged to secure the 2019 Notes), subject to a customary pari passu intercreditor agreement entered into by and among Grifols, GWWO, certain subsidiaries of Grifols party thereto, the European Investment Bank, Bank of America, N.A., as collateral agent under the First Lien Credit Facilities and The Bank of New York Mellon, London branch, as collateral agent under the 2019 Notes.

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

On September 28, 2022, we entered into Amended and Restated Accession Agreements in connection with the EIB Term Loans to add Biotest Holdings as guarantor thereunder.

As of December 31, 2022, we had €148.8 million in aggregate principal amount outstanding of EIB Term Loans.

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

Borrowings under the First Lien Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets. In addition, a portion of the borrowings under the First Lien Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein. Both the Term Loans and the Revolving Loans are guaranteed by Grifols (solely in respect of the obligations of Grifols Worldwide Operations USA and GWWO) and certain subsidiaries of Grifols that together with Grifols represented, as of December 31, 2022, in aggregate, at least 60% of the earnings before interest, tax, depreciation and amortization of Grifols and its subsidiaries (calculated in accordance with the formula set forth in the First Lien Credit Facilities, the “Guarantor Coverage Test”), and are secured by a perfected first priority security interest (subject to permitted liens, as described in the First Lien Credit Facilities) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of GWWO and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The First Lien Credit Facilities include customary affirmative and negative covenants and events of default. Negative covenants include, among other limitations, limitations on additional debt, liens, asset sales and affiliate transactions. Events of defaults include, among other events, violation of covenants, material breaches of representations, cross default to other material debt, bankruptcy and insolvency and material judgments.

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

On April 21, 2022 and April 25, 2022, we entered into Counterpart Agreements in connection with the First Lien Credit Facilities to add, respectively, the Escrow Issuer and Biotest Holdings as guarantors thereunder. On September 28, 2022, we amended and restated the Counterpart Agreement entered into on April 25, 2022 by Biotest Holdings to amend and restate the provisions relating to the guaranty limitations for German guarantors to account for Biotest Holdings conversion from a stock corporation (Aktiengesellschaft) to a limited liability company (Gesellschaft mit beschränkter Haftung).

As of December 31, 2022, we had €1,258.5 million and $2,313.9 million in aggregate principal amount outstanding of Term Loans, and no amounts outstanding under our Revolving Loans.

The 2017 Notes

On April 26, 2017, Grifols issued €1.0 billion aggregate principal amount of senior unsecured notes that will mature on May 1, 2025 and bear interest at 3.20% per annum (the “2017 Notes”). On May 2, 2017, the 2017 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

The 2017 Notes pay interest semi-annually in arrears on May 1 and November 1, commencing on November 1, 2017. The 2017 Notes are currently guaranteed on a senior unsecured basis by Grifols and the subsidiaries of Grifols that are guarantors and co-borrowers under the First Lien Credit Facilities. As of the date of this annual report on Form 20-F, the 2017 Notes are guaranteed by Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols International S.A., Grifols USA, LLC, GWWO, Grifols Worldwide Operations USA, the Escrow Issuer and Biotest Holdings.

We may redeem the 2017 Notes, in whole or in part, at a redemption price of 100.000% of the principal amount plus accrued and unpaid interest, if any, on the 2017 Notes redeemed, to the applicable redemption date. We are not required to make mandatory redemption or sinking fund payments with respect to the 2017 Notes.

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

On August 6, 2021, we entered into an indenture supplement amending the indenture governing the 2017 Notes to (i) permit the consummation of the Biomat Transactions, and (ii) upon the consummation of the Biomat Transactions, release Biomat USA and Talecris from their guarantees provided under the indenture governing the 2017 Notes. The Biomat Transactions were consummated on December 1, 2021. On April 21 and April 25, 2022, we entered into additional indenture supplements amending the indenture governing the 2017 Notes to add, respectively, the Escrow Issuer and Biotest Holdings as guarantors for the 2017 Notes.

The 2019 Notes

On November 15, 2019 Grifols issued €905.0 million senior secured notes that will mature on February 15, 2025 and bear interest at 1.625% per annum (the “1.625% Notes”) and €770.0 million senior secured notes that will mature on November 15, 2027 and bear interest at 2.250% per annum (the “2.250% Notes” and together with the 1.625% Notes, the “2019 Notes”).

The 2019 Notes are currently guaranteed on a senior secured basis by the wholly-owned subsidiaries of Grifols that are guarantors and co-borrowers under the First Lien Credit Facilities and the EIB Term Loans. As of the date of this annual report on Form 20-F, the 2019 Notes are guaranteed by Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols International S.A., Grifols USA, LLC, GWWO, Grifols Worldwide Operations USA, the Escrow Issuer and Biotest Holdings. Subject to permitted liens, all obligations under the 2019 Notes, and the guarantees of those obligations, are secured on a first-priority basis by the tangible and intangible assets of the domestic guarantors, the blood plasma inventory of GWWO (with the exception of blood plasma inventory located in Spain) and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The collateral securing the 2019 Notes also secures the First Lien Credit Facilities and the EIB Term Loans, subject to the Intercreditor Agreement.

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

On November 15, 2019 the 2019 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

On August 6, 2021, we entered into an indenture supplement amending the indenture governing the 2019 Notes to (i) permit the consummation of the Biomat Transactions, and (ii) upon the consummation of the Biomat Transactions, release Biomat USA and Talecris from their guarantees and collateral provided under the indenture governing the 2019 Notes. The Biomat Transactions were consummated on December 1, 2021, and, on January 11, 2022, we repurchased the total principal amount of €97,535,000 (€67,144,000 of 1.625% Notes and €30,391,000 of 2.250% Notes) of the 2019 Notes under an asset sale offer.

On April 21 and April 25, 2022, we entered into additional indenture supplements amending the indenture governing the 2019 Notes to add, respectively, the Escrow Issuer and Biotest Holdings as guarantors for the 2019 Notes.

A. The 1.625% Notes

The 1.625% Notes pay interest semi-annually in arrears on February 15 and August 15, commencing on February 15, 2020. Grifols may redeem the 1.625% Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 1.625% Notes redeemed, to the applicable redemption date (subject to the right of the holders of the 1.625% Notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Fiscal Year	Percentage
2023	100.40625%
2024 and thereafter	100.000%

B. The 2.250% Notes

The 2.250% Notes pay interest semi-annually in arrears on May 15 and November 15, commencing on May 15, 2020. Grifols may redeem the 2.250% Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2.250% Notes redeemed, to the applicable redemption date (subject to the right of the holders of the 2.250% Notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage
2023	100.5625%
2024 and thereafter	100.000%

The 2021 Notes

On October 5, 2021, the Escrow Issuer, a newly formed wholly owned subsidiary of Grifols that does not hold or otherwise have any interest in any material assets, issued €1,400,000,000 senior notes that will mature on October 15, 2028 and bear interest at 3.875% per annum (the “Euro notes”) and $705,000,000 senior notes that will mature on October 15, 2028 and will bear interest at 4.750% per annum (the “Dollar notes” and together with the Euro notes, the “2021 Notes”). The 2021 Notes were issued to fund the acquisition of Biotest Holdings (and indirectly Biotest AG) and a voluntary tender offer for the shares in Biotest AG not owned by Biotest Holdings. See “—A. Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”

On the date of issuance of the 2021 Notes, the Escrow Issuer deposited the gross proceeds from the offering into segregated escrow accounts for the benefit of the holders of the 2021 Notes until such funds were released back to the Escrow Issuer on April 21, 2022 (the “Acquisition Escrow Release Date”) in connection with the consummation of the Biotest AG acquisition on April 25, 2022. Within 15 months from the Acquisition Escrow Release Date, the Escrow Issuer will merge with and into the Company, with the Company as the surviving entity, and we will assume all the obligations of the Escrow Issuer under the 2021 Notes (the “Escrow Issuer Merger”).

Prior to the Escrow Issuer Merger, the 2021 Notes will remain general unsecured obligations of the Escrow Issuer unconditionally guaranteed by Grifols and each of our subsidiaries that guarantee the First Lien Credit Facilities, GWWO and Grifols Worldwide Operations USA. From and after the Escrow Issuer Merger, the 2021 Notes will be general unsecured obligations of Grifols and will be unconditionally guaranteed by our subsidiaries that guarantee the obligations under the First Lien Credit Facilities, GWWO and Grifols Worldwide Operations USA.

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

On October 11, 2021 the 2021 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

On September 28, 2022, we entered into an indenture supplement amending the indenture governing the 2021 Notes to add Biotest Holdings as guarantor for the 2021 Notes.

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

As a result of the transaction, the GIC Investor received ten class B common shares of Biomat USA and nine class B common shares of Biomat Newco. These common shares are non-voting but have annual preferential dividends of $4,168,421.05 per share of Biomat USA and Biomat Newco. These preferential shares also granted the GIC Investor with redemption rights of up to one share per year beginning in 2023 at $52,105,263.16 per share. This investment was originally recorded as equity, but was later restated as debt in our consolidated financial statements for the year ended December 31, 2021, prepared under pursuant to IFRS-EU and filed with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”) in Spain. The investment by the GIC Investor is recorded as debt in our financial statements, and the reclassification did not affect compliance with the covenants under our debt instruments.

Other Debt

Certain other credit facilities and lease obligations are in place with various lenders and consist of long-term and short-term indebtedness of both us and Grifols subsidiaries. As of December 31, 2022, we had €74.0 million of aggregate short-term credit under these facilities. The short-term credit facilities have maturity dates occurring in the next 12 months.

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

Based on MRB reports, in 2021, the worldwide plasma proteins market (without recombinant products) reached $29.2 billion, a 23.5% increase from 2018, or 7.3% per year of such three-year period. We believe that many plasma derivative products are underutilized and will continue to benefit from strong demand. Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease. We believe that the volume of global sales of plasma derivative products will continue to grow driven primarily by the same factors that have contributed to its historical growth, including:

•	population growth;
•	the discovery and approval of new applications and indications for plasma-based products;
•	an increase in the number of diagnosed patients and diagnosed but previously-untreated patients;
•	geographic expansion; and
•	physicians’ greater awareness of conditions and treatments.

Approximately 17.0% of our sales were generated in the European Union in 2022, as compared to 18.4% in 2021 and 15.6% in 2020. We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2023.

Our plasma-collection levels began to recover in 2021 in the wake of wider vaccination and the easing of COVID-19 constraints. Plasma collections continued to improve in 2022, increasing by 25% in comparison to 2021. However, despite these improvements, we cannot assure you that the effects of the COVID-19 pandemics will not adversely affect our plasma collection in the future. See Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Company and Our Business—The Coronavirus pandemic has had, and could continue to have, a material, adverse impact on us” and Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Consequences of COVID-19” for additional details.

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

Operational Improvement Plan. We have recently approved an operational improvement plan designed to reinforce our competitiveness and build a more streamlined, efficient and cost-effective global organization. The plan focuses on three major areas: optimizing plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization. See “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.”

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

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
Víctor Grifols Roura	73	Honorary Chairperson	Proprietary	Jul 1991(1)	May 2025
Thomas H. Glanzmann(2)	64	Executive Chairperson	Executive	Apr 2006	Oct 2024
Raimon Grifols Roura	59	Director, Vice-Chairperson of the Board and Chief Executive Officer	Executive	May 2015	May 2023
Víctor Grifols Deu	46	Director and Chief Executive Officer	Executive	May 2016	Oct 2024
Tomás Dagá Gelabert	67	Director and Vice-Secretary of the Board	Other External	Apr 2000	May 2023
Enriqueta Felip Font	59	Director	Independent	May 2019	May 2023
Montserrat Muñoz Abellana(3)	55	Director	Independent	June 2022	June 2026
Susana González Rodríguez (3)	47	Director	Independent	June 2022	June 2026
Carina Szpilka Lázaro	54	Director and Lead Independent Director(4)	Independent	May 2015	May 2023
James Costos	60	Director	Independent	Oct 2020	Oct 2024
Iñigo Sánchez-Asiaín Mardones	59	Director	Independent	May 2015	May 2023
Nuria Martín Barnés	64	Secretary non-member of the Board of Directors	n/a	May 2015	n/a

(1)

Between July 8, 1991 and May 30, 2002, Mr. Víctor Grifols Roura was not a director but sat on the Board as representative of our then director Deria, S.A. On September 30, 2022, the Board accepted the resignation of Mr. Victor Grifols Roura as non-executive Chairperson of the Board. Mr. Grifols Roura continues being a member of the Board and is its Honorary Chairperson. On the same date, Mr. Steven Mayer was designated by the Board to serve as Executive Chairperson.

(2)

On February 21, 2023, the Board accepted the resignation of Mr. Steven Mayer as Executive Chairperson and member of the Board and designated Mr. Thomas Glanzmann as the new Executive Chairperson of the Board. Further, Mr. Raimon Grifols Roura was designated as the new Vice-Chairperson of the Board in substitution of Mr. Thomas Glanzmann.

(3)

On the General Shareholders’ Meeting held on June 10, 2022, the shareholders opted to not reelect the former members of the Board Marla E. Salmon and Belén Villalonga Morenés, whose term ended in 2022. Elected to replace them as Board members were Montserrat Muñoz Abellana and Susana González Rodríguez.

(4)

The lead independent director is a figure introduced by Law 31/2014, adopted on December 3, 2014, that amended the Spanish Companies Act in matters of corporate governance, or Law 31/2014. It is mandatory to appoint a lead independent director when the office of Chairperson of the Board and that of chief executive officer is held by the same person. The lead independent director must, among other responsibilities, (i) be an independent director and be authorized to request the calling of a board meeting or the inclusion of new points on the agenda of a board meeting already convened, (ii) coordinate and gather the non-executive directors and (iii) direct, when applicable, the Chairperson’s periodic evaluation by the Board. The Board in its meeting held on February 25, 2022, agreed to appoint Carina Szpilka Lázaro as the Company’s Lead Independent Director.

Director Biographies

Víctor Grifols Roura

Mr. Víctor Grifols Roura is since September 30, 2022 Honorary Chairperson and proprietary director since January 1, 2017. From 1987 until his appointment as non-executive Chairperson, a position which he held until September, 30, 2022, he held the role of Chief Executive Officer and top executive of the Grifols Group, succeeding his father, Mr. Víctor Grifols i Lucas. Mr. Víctor Grifols Roura spearheaded the 1987 reorganization that created Grifols as it is today. Mr. Víctor Grifols Roura originally joined the Group in 1973 as an Export Manager and later served as Sales Manager. Mr. Grifols Roura earned a business administration degree from the University of Barcelona. As part of the approved Company’s succession plan on January 1, 2017, Mr. Víctor Grifols Deu and Mr. Raimon Grifols Roura were appointed co-CEOs of the Company.

Mr. Víctor Grifols Roura is a shareholder of Deria S.A. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión) as amended and restated (the “Spanish Securities Market Act”). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

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

Mr. Víctor Grifols Deu is a shareholder of Ralledor Holding Spain S.L. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Raimon Grifols Roura

Mr. Raimon Grifols Roura is Grifols’ joint and several Chief Executive Officer together with Mr. Víctor Grifols Deu since January 1, 2017 and since February 21, 2023 he is the Vice-Chairperson of the Board. He succeeded his brother, Mr. Víctor Grifols Roura in the position. He is a member of the administration bodies of several companies within the Grifols Group. From 2001 to 2015 he held the role of non-member secretary of the Board of Directors of Grifols, and in 2015 began serving as director and Vice Secretary of the Board of Directors. In May 2016, the Board accepted his resignation as Vice Secretary. Until his appointment as executive director in July 2016, Mr. Grifols Roura was a partner at the law firm Osborne Clarke in Spain. Mr. Grifols Roura earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Raimon Grifols Roura is a shareholder of Deria S.A. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Tomás Dagá Gelabert

Mr. Tomás Dagá Gelabert has served as director of Grifols since April 2000 and also as Vice Secretary of the Board since May 2016. He is a partner and founder of the law firm Osborne Clarke in Spain. He was the managing partner of the law firm Osborne Clarke in Spain until June 30, 2017. Prior to joining Osborne Clarke, he worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona. His professional career has provided him with a wide range of accounting, financial and audit skills. He is currently a member of the administrative bodies of several companies within the Grifols Group. He is a board member of RAAS Blood Products Co., Ltd. Mr. Dagá earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Tomás Dagá Gelabert is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Thomas H. Glanzmann

Mr. Thomas H. Glanzmann has served as a director of Grifols since April 2006 and since February 21, 2023, he is the Executive Chairperson of the Company. He serves as a director on the board and as a member of several committees at Alcon, Inc. (among others, the sustainability, compensation and innovation committees). He is also a founder and General Partner in Medical Technology Venture Partners in California. From 2006 until 2011 he was the CEO and Chairman of Gambro AB. Prior to this Mr. Glanzmann was the CEO and Managing Director of HemoCue AB. Between 1988 and 2004 he held various positions at Baxter Healthcare Corporation: Senior Vice President and Senior Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group, among others. Between 1984 and 1988 he worked at Philip Morris where he was the country manager for Norway, Denmark and Iceland. Mr. Glanzmann holds an MBA from IMD in Lausanne-Switzerland, a B.A. in Political Science from Dartmouth College, U.S., and a Board of Directors Certification from the UCLA Anderson School of Management, U.S.

Enriqueta Felip Font

Ms. Enriqueta Felip Font has served as a director of Grifols since May 2019. She received her degree in Medicine and Surgery from the Autonomous University of Barcelona (UAB), where she also completed her studies for a PhD in Medical Oncology. She was an Associate Professor at the UAB from 2010 to May 2019. She is a Professor of Medicine at the Universitat de Vic (UVicc-UCC). Ms. Felip Font has an extensive professional career and accredited experience in the oncology sector, as well as knowledge in the scientific and research field. She is currently the Section Chief of the Medical Oncology Service at Vall d’Hebron University Hospital and the Principal Investigator of the Vall d’Hebron Institute of Oncology’s Thoracic Tumors and Head and Neck Cancer Group. Ms. Enriqueta Felip Font has made a significant contribution to cancer research, especially in the field of thoracic tumors, and has collaborated in the development of lung cancer approaches that define the current standard of care for the disease. Ms. Enriqueta Felip Font has been involved in several initiatives with scientific organizations, among them, as member of the Board of Directors of the International Association for the Study of Lung Cancer (IASLC, 2017-2021). She is currently the President of the Oncology Comission at Vall d’Hebron University Hospital and a member of the Scientific Committee of the Institut d'Investigació i Innovació Parc Taulí. Throughout her career, she has obtained several recognitions for her work in the oncology field. In 2015, she was awarded with the first Women for Oncology Award from the European Society of Medical Oncology (ESMO). In May 2022, she was awarded with the Prize “La Vanguardia de la Ciencia,” which awards cutting-edge scientific works aiming to give visibility to frontier scientific research in Spain.

Most recently, she featured on Clarivate Analytics’ annual Global Highly Cited Researchers List 2018, 2019, 2020, 2021 and 2022. Ms. Enriqueta Felip Font has authored more than 300 peer-reviewed articles. Her professional background has provided her with expertise and knowledge on scientific and innovation matters.

Montserrat Muñoz Abellana

Ms. Muñoz Abellana earned a degree in Chemical Engineering from the Institut Químic de Sarrià in Barcelona (Universitat Ramon Lull) and several Executive Development Programs at IESE, INSEAD and the London Business School.

She began her professional career in the Consumer Goods sector at Procter & Gamble where she held different roles in Operations across Europe. For the last 17 years and until end of 2022, she has been a Senior Executive at Danone where she has served as Global Medical Nutrition Operations Vice President, Iberia Medical Nutrition General Manager and Value Chain Digital Transformation Vice President.

Ms. Muñoz Abellana is also an independent director and the Chairperson of the Audit and Compliance Committee at Uriach and independent director at Comexi and has served from 2015 to early 2022 as Board member in related National Industry Groups (Asociación Española de Nutrición Enteral and Federación Española de la Industria de Alimentación y Bebidas). Her professional background has provided her with expertise and knowledge on digital transformation matters.

Susana González Rodríguez

Ms. González Rodríguez earned a degree in Business Administration from the Asturias Business School and an MBA from the San Francisco State University. She began her professional career in the electronics industry sector at TE Connectivity where she held different roles. She is currently a Senior Executive at Rockwell Automation where, since January 2019, she has served as President of the Europe, Middle East, and Africa regions. Likewise, she is a managing director at Rockwell Automation B.V. and is a member of the Global Business Women Leaders Council by The Conference Board. Her professional background has provided her with expertise and knowledge on digital transformation matters.

Carina Szpilka Lázaro

Ms. Carina Szpilka Lázaro has served as a director of Grifols since May 2015 and is the Lead Independent director of Grifols’ Board since February 2022. She earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an Executive MBA from the Instituto de Empresa de Madrid. She began her professional career in the financial sector working at Banco Santander and Argentaria (now known as BBVA). In 1998 she was part of the team that founded ING Direct in Spain, where she held the position of CEO from 2010 to 2013, having previously held that position in ING Direct France from 2008 to 2010. She is currently an independent director at Abanca and Meliá Hotels International, as well as a partner at KFund Venture Capital and Chairwoman of Adigital. She has received numerous awards. Among others, in 2011 she was given the “Female Executive of the Year” award by the Spanish Federation of Female Directors, Executives, Professionals and Entrepreneurs (Federación Española de Mujeres Directivas - FEDEPE). For four years, she was also a member of the UNICEF Foundation. Her academic and professional background has provided her with financial, accounting and audit skills as well as in the field of digitalization.

James Costos

Mr. James Costos has served as a director of Grifols since October 2020. He is an American diplomat who holds a degree in Political Science from the University of Massachusetts. He has an extensive professional career and accredited experience in different sectors including international relations and the digital and communications sectors. From 2013 to 2017, he was the U.S. Ambassador to the Kingdom of Spain and to the Principality of Andorra. He is currently the President of Secuoya Studios in Madrid. He is a member of the Board of Directors of PJT Partners, a firm providing financial advisory services in investment banking, Senior Advisor of F.C. Barcelona and Senior Managing Director in the Venture Technology Group at Dentons. He is member of various cultural and humanitarian organizations, among others the Reina Sofía Museum, as well as he is a member of the board of the Human Rights Campaign. Likewise, he has been appointed as member of the J. William Fullbright Foreign Scholarship Board. His professional background has provided him with international expertise and knowledge on matters such as the development of diversity and equality policies.

Iñigo Sánchez-Asiaín Mardones

Mr. Iñigo Sánchez-Asiaín Mardones has been the Lead Independent director of the Board since May 2015 until 2022 and he has served as director of Grifols, S.A. since May 2015. He earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. In 2010 he founded Portobello Capital, where he remains a partner and a member of the Executive Committee and Investment Committee, leading the investments in companies such as Angulas Aguinaga, a company where he is Vice-Chairman and member of the Executive Committee, and Hotels & Resorts Blue Sea, S.L., where he is a member of the Board of Directors. He is also a member of the Executive Committee at the Harvard Club of Spain, which he has previously chaired. Previously, from 1993 to 2005, he was Deputy General Director at Banco Santander and from 2005-2010 was a partner and member of the board of directors of Ibersuizas Gestión SGECR, S.A, through which, together with his academic training, he has gained experience and knowledge on matters such as accounting, audit and risk management, both financial and non-financial.

Biography of the Secretary Non-Member of the Board

Nuria Martín Barnés

Ms. Nuria Martín Barnés served as Vice-Secretary Non-Member of the Board of Directors from 2001 to 2015, and has served as Secretary Non-Member of the Board of Directors since 2015. Ms. Martín has been the managing Partner at Osborne Clarke Spain since July 1, 2017 until December 31, 2022. Prior to joining Osborne Clarke she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986. Ms. Martín is a trustee of the Probitas Fundación Privada foundation and she is also secretary and member of the board of directors of Compañía General de Inversiones, S.I.C.A.V., S.A., and Gesiuris Asset Management, S.G.I.I.C., S.A. Ms. Martín earned her law degree from the University of Barcelona.

Senior Management

In 2022, we effected some changes in our senior management aligned with our strategic plan of streamlining corporate functions and enhancing other efficiencies across the organization. See Item 5 of this Part I “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.” Our senior management currently consists of the following persons:

Name	Age	Title	Since
Raimon Grifols Roura	59	Vice Chairperson & Co-Chief Executive Officer	2023
Víctor Grifols Deu	46	Co-Chief Executive Officer	2017
Alfredo Arroyo Guerra	66	Chief Financial Officer	2013
Vicente Blanquer Torre	62	Chief Quality Officer	2016
Montserrat Gaja Llamas	58	Chief Human Resources Officer	2021
David Ian Bell	68	Chief Corporate Development, Legal & Data Protection Officer	2022
Daniel Fleta Coit	52	Chief Industrial Services Officer	2022
Alberto Grifols Roura	64	President of the Bio Supplies business unit	2018
Maria Teresa Rioné Llano	58	Chief Communications Officer	2018
Albert Grifols Coma-Cros	45	Chief Scientific Innovation Officer	2021
Antonio Martinez Martinez	56	President of the Diagnostic business unit	2022
Fernando Rodriguez Haro	45	Executive Vice President, Transformation	2016
Francisco Javier Guix Huguet	61	Vice President, Healthcare Solutions	2022
Lluis Pons Gomez	40	Senior Vice President, Strategy	2022
Ignacio Ramal Subira	55	Chief Internal Audit & Enterprise Risk Manager	2022
Jordi Balsells Valls	50	President, Plasma Procurement	2022
Maria Pia D’Urbano	54	President, Biopharma	2022

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

Vicente Blanquer Torre

Mr. Blanquer has served as our VP Quality and Regulatory Affairs since 2007 and was Corporate Vice President and the Technical Director of the Biological Industrial Group (previously the Pharmaceutical Technical Director) since 1993. He is currently the Chief Quality Officer, responsible for both Biopharma’s quality assurance and quality control. From 1987 until 1993, he was the Deputy Technical Director, responsible for process quality control concerning plasma derivatives manufacturing. Mr. Blanquer received a degree in Pharmacy from the University of Barcelona.

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

David Ian Bell

Mr. Bell has been the General Counsel NA since 2003 and Chief Corporate Development Officer since 2021. He currently serves as Chief Corporate Development, Legal and Data Protection Officer. He previously held the position of Chief Innovation Officer from 2016 to 2020. Mr. Bell joined us as a Corporate Vice President of Grifols Shared Services North America, Inc. (previously Grifols, Inc.) in July 2003. He also served as a member of our Executive Committee in Spain. He additionally serves on the boards of numerous companies affiliated to Grifols. Mr. Bell is responsible for all legal activities of our U.S. operations, including litigation, mergers and acquisitions, real estate transactions, intellectual property and contracts. Prior to joining us, Mr. Bell was Vice President and General Counsel for Alpha. He also spent time as a partner at the U.S. law firm of Knapp, Petersen & Clarke where he specialized in complex litigation involving healthcare, pharmaceutical and biotechnology regulation and liability. Mr. Bell attended the University of California, Irvine, Southwestern University School of Law and a postgraduate program at Harvard Law School. He is a member of the California State Bar and is admitted to practice before the United States Supreme Court as well as numerous federal appellate and district courts.

Daniel Fleta Coit

Mr. Fleta joined us in 2001 and, since June 2022, he has been our Chief Industrial Services Officer. From 2018 to 2022, he served as our Chief Industrial Officer. Previously, Mr. Fleta served as Managing Director of Grifols Engineering S.A. from 2011 to 2018. Beginning in 2005, he has served as Director Pharmaceutical Projects. Mr. Fleta received a degree in Industrial Engineering from the Institut Químic de Sarrià in 1995.

Alberto Grifols Roura

Mr. Grifols joined us in 1985 and since 2018 has served as President Bio Supplies business unit. Previously he held several positions, such as Managing Director of Grifols Argentina S.A., Managing Director of Biomat S.A., Managing Director of Laboratorios Grifols, and President of Instituto Grifols, S.A. from 2011 to 2016. Mr. Grifols received a Master’s degree in Industrial Engineering from the Universitat Politècnica de Terrassa in 1985.

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

Antonio Martinez Martinez

Dr. Martinez joined Grifols in 2020 and, since 2022, serves as President of the Diagnostic business unit. Previously, he was the President of Diagnostic Scientific & R&D. Prior to Grifols, he served as Chief Executive Officer of Progenika Biopharma S.A., a leading molecular diagnostic company dedicated to personalized medicine he co-founded in 2000 and that was acquired by Grifols in 2013. Mr. Martinez has received the Ernst & Young Most Innovative Entrepreneur Award (2010) and the Ruban d´Honneur in the European Business Awards, HSBC Bank (2011). Before receiving a MOD from the Instituto de Empresa, Dr. Martinez obtained his PhD from the University of Navarra with a project aimed at the development of a diagnostic method for cystic fibrosis, an aim that he accomplished in 1992. The output of Dr. Martinez’s research and development work includes more than 70 publications in scientific journals and 20 patent applications on diagnostic methods for genotyping or gene expression.

Fernando Rodriguez Haro

Mr. Rodriguez joined Grifols in 2016 and, since 2022, has been serving as Executive Vice-President, Transformation. Previously, he served as Vice-President, Corporate Planning & Control. Prior to joining Grifols, Mr. Rodriguez served in various finance leadership roles at AkzoNobel N.V. and Nike Inc. Mr. Rodriguez received a degree in Economics from Universidad Nacional de Córdoba, Argentina and a Master’s in Business Administration from DePaul University - Kellstadt School of Business.

Francisco Javier Guix Huguet

Mr. Guix joined Grifols in 1989 and, since June 2022, he has been our Vice-President, Healthcare Solutions. From 2018 to 2022, Mr. Guix served as President, Hospital Sales & Commercial Operations IBAM&ROW. Since he started in Grifols as a Medical Devices Product Manager he has occupied several commercial positions in Marketing and Sales Management. He is a member of the Kiro Grifols board since the creation of this company in 2014. He occupies also a place in the Constant Group board. Mr. Guix received a degree in Biochemistry by the Universitat Autonoma de Barcelona in 1987.

Lluis Pons Gomez

Mr. Pons joined Grifols in 2017. He currently serves as Senior Vice-President, Strategy. Previously, Mr. Pons served in Bain&Co. as a management consultant. Mr. Pons holds an MBA from Hong Kong UST and London Business School and received a degree in Industrial Engineering from the Universitat Politecnica de Catalunya in 2000.

Ignacio Ramal Subira

Mr. Ramal joined Grifols in 2008. He currently serves as Chief Internal Audit & Enterprise Risk Manager. Previously, Mr. Ramal served as external auditor in Ernst & Young. Mr. Ramal received a degree in Economics and is a Certified Public Accountant in Spain.

Jordi Balsells Valls

Mr. Balsells joined Grifols in 2022 as President of Plasma Procurement. Previously, Mr. Balsells served in various executive roles at FC Barcelona and Desigual. Mr. Balsells received a degree in Economics and Business Administration from Universitat Pompeu Fabra (Barcelona) and an Executive MBA degree from Esade Business School.

Maria Pia D’Urbano

Ms. D’Urbano joined Grifols in 2022 as President of the Biopharma business unit. Prior to joining Grifols, she held the position of Senior Vice President and Head of Commercial for Novo Nordisk from 2020 to 2022, and was a US Senior Executive member of Novo Nordisk since joining Novo Nordisk in 2018 as Corporate Vice President, Biopharmaceuticals. Prior to joining Novo Nordisk, Mrs. D’Urbano was a member of the US Executive Committee at Sanofi and held multiple roles, such as Vice President and Head of US Public Affairs & Advocacy, Vice President and Head of the US Dermatology and Respiratory Biologics Business unit. She also served as Vice President and Head of New Products Launch Unit, North America and Associate Vice President, Commercial Brand Head, for the US Oncology business. Her leadership roles also included serving as co-chair of WISE (Women Inspiring Sanofi Excellence.). Mrs. D’Urbano holds a marketing degree from Vanier College, as well as a Bachelor of Commerce/Business from Concordia University, both in Montreal, Canada.

Family Relationships

Mr. Raimon Grifols Roura, director and one of our Co-Chief Executive Officers, Mr. Alberto Grifols Roura, President of the Bio Supplies business unit and Mr. Víctor Grifols Roura, a director and Honorary Chairperson of the Board, are brothers.

Mr. Raimon Grifols Roura is the uncle of Mr. Víctor Grifols Deu, both being directors and Co-Chief Executive Officers.

Mr. Alberto Grifols Roura, the President of the Bio Supplies business unit, is the uncle of Mr. Victor Grifols Deu, one of our Co-Chief Executive Officers.

Mr. Víctor Grifols Deu, director and one of our Co-Chief Executive Officers, is the son of Mr. Víctor Grifols Roura, a director and the Honorary Chairperson of the Board.

Messrs. Víctor Grifols Roura, Alberto Grifols Roura and Raimon Grifols Roura are the grandchildren of Mr. José Antonio Grifols i Roig, our founder.

Mr. Raimon Grifols Roura, director and one of our Co-Chief Executive Officers, Mr. Alberto Grifols Roura, President of the Bio Supplies business unit and Mr. Victor Grifols Roura, a director and Honorary Chairperson of the Board, are cousins of Mr. Albert Grifols Coma-Cros, the Chief Scientific Innovation Officer.

Arrangements Pursuant to Which Certain Directors or Senior Management Were Selected

We have no arrangements.

B.	Compensation

Compensation of Members of the Board

The Articles of Association generally set forth the processes for the determination of the compensation paid to the members of the Board. Article 20.bis of the Articles of Association currently in force provides that the directors’ remuneration shall be approved by the General Shareholders’ Meeting and shall apply for a maximum of three fiscal years. New directors’ remuneration policies must be approved by the General Shareholders’ Meeting prior to the last year of applicability of the previous policy, and any new policies approved may apply from the date of approval up to the three following years if so determined by the General Shareholders’ Meeting.

Our directors are entitled to receive compensation in a fixed amount for serving as directors on our Board, pursuant to our Articles of Association and the directors’ remuneration policy in force at any time. Director compensation for the performance of executive duties may consist of (i) a fixed amount, (ii) a variable amount based on financial and non-financial metrics, and (iii) if applicable, compensations in certain cases of termination or dismissal, in each case pursuant to the Articles of Association and the directors’ remuneration policy, as well as with the agreements approved in accordance with the provisions of the Spanish Companies Act.

Pursuant to Article 26 of the Regulations of the Internal Functioning of the Board of Directors of Grifols, S.A. currently in force (Reglamento de funcionamiento interno del consejo de administración, or the “Board Regulations”) the directors’ remuneration policy (i) with respect to directors in their role as such shall necessarily determine the maximum amount of the annual remuneration to be paid to all said directors in their role as such, as well as the criteria for its distribution taking into account the duties and responsibilities attributed to each of them and (ii) with respect to the remuneration of the directors for performing their executive duties, must include the amount of the annual fixed remuneration, the different parameters to set the variable components and the main terms and conditions of their contracts including, in particular, duration, severance payments or compensations for the termination of the employment relationship, and exclusivity, post-contractual non-competition, and retention or loyalty agreements. The Board then determines, pursuant to Articles 26.2 and 26.3 of the Board Regulations, how much of the shareholder-approved aggregate compensation amount will be allocated to each director as compensation, taking into account the prior report of our appointments and remuneration committee (Comisión de Nombramientos y Retribuciones, or the “Appointments and Remuneration Committee”), in each case pursuant to the framework of the Articles of Association, the remuneration policy and the relevant agreements, as applicable.

The General Shareholders’ Meeting approved our current director remuneration policy on June 10, 2022 (the “Remuneration Policy”). Spanish Law 5/2021, of April 12, 2021, which amended the Spanish Companies Act and other financial regulations with respect to the promotion of long-term involvement of shareholders in listed companies, introduced changes in the minimum content of the remuneration policies of Spanish listed companies. Our current Remuneration Policy incorporated the changes introduced by such law. The main amendment in relation to our previous remuneration policy, which had been in force since October 9, 2020, was the inclusion of a new metric related to the achievement of environmental, social and corporate governance (ESG) objectives when determining the variable remuneration for directors performing executive duties. The Remuneration Policy was in force and applicable during 2022 and will remain in force for the fiscal years 2023 and 2024, unless the General Shareholders’ Meeting expressly modifies it.

Our director compensation philosophy, as set forth in Article 27 of the Board Regulations, provides that the remuneration of non-executive directors (consejeros no ejecutivos) shall be established in a manner that provides incentives for our directors to be dedicated and involved while not creating an obstacle to their independence. To that end, Article 27 further establishes that the Board, following the advice of the Appointments and Remuneration Committee, shall take the necessary measures to ensure that non-executive directors’ remuneration adheres to the following guidelines: (a) their remuneration should be relative to their dedication, qualification and responsibility; and (b) they are excluded from any plans (x) consisting of the delivery of equity awards or options or other instruments linked to the value of our shares, (y) linked to our performance or (z) including retirement benefits. However, non-executive directors may be remunerated with our shares only if they agree to hold them for the duration of the term that they hold their office.

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

As of the date of this annual report, Ms. Enriqueta Felip Font, Mr. James Costos, Ms. Montserrat Muñoz Abellana, Ms. Susana González Rodríguez, Ms. Carina Szpilka Lázaro and Mr. Iñigo Sánchez-Asiaín Mardones are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Messrs. Dagá serves as external director (and not independent) and Mr. Víctor Grifols Roura serves as proprietary director (and not independent) in conformity with Spanish rules.

The total compensation paid to directors in the year ended December 31, 2022, in the aggregate, amounted to €5.3 million. Of the total director compensation amount, our Co-Chief Executive Officers (consejeros delegados solidarios) received, in the aggregate, €2.1 million in cash in 2022 (€1.8 million in fixed compensation in cash and €290,885 in variable compensation in cash for their service as Co-Chief Executive Officers). Both of our Co-Chief Executive Officers have voluntarily waived 50% of their short-term variable remuneration for the achievement of objectives set for the fiscal year 2021, which would have been payable in March 2022. The reason for these waivers was that to achieve such objectives, organizational measures had to be implemented impacting personnel and business levels, and both considered their respective waivers as a contribution to the effort carried out by the Company. In addition, the amount of fixed remuneration received by each Co-Chief Executive Officer was not increased compared to the previous year.

In 2022, our Co-Chief Executive Officers, Mr. Raimon Grifols Roura and Mr. Víctor Grifols Deu, received restricted stock units (“RSUs”) allocated in fiscal year 2020, which had a vesting period of two years and one day. Hence, in 2022, each received Class B shares in the amount of €209,121.28. In 2022, each was awarded Class B shares with an equivalent value of approximately €217,845.76. Directors categorized as “other external” directors (other than those who render remunerated professional service to us) received €150,000 in aggregate in 2022. These figures include accruals for contingent or deferred compensation. None of our directors received attendance fees for meetings of the Board or committees of the Board. Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

For the year ended December 31, 2022, we paid €290,885 to both Co-Chief Executive Officers, in the aggregate, as variable compensation in cash. In March 2022, we paid to our Co-Chief Executive Officers their variable remuneration (taking into account their waiver of the aforementioned 50%) as follows: 50% of the amount in cash and 50% of such amount in Class B shares of the Company.

The remuneration of the Chairperson of the Board in the years ended December 31, 2022 and 2021 was a fixed annual amount of €965,000, as established under the Remuneration Policy. The compensation of Mr. Grifols Roura has been determined taking into account his proven experience as director and Chairperson of the Company, in addition to his knowledge in the sector where we operate. When deciding the remuneration of Mr. Grifols Roura, which is the same fixed amount he had when he held an executive position, excluding any variable amount, the additional duties that he will carry out, as well as those set out in the Spanish Companies’ Act, the Articles of Association and the Remuneration Policy for the position of Chairperson of the Board, were taken into account.

Mr. Steven F. Mayer, who served as the Executive Chairperson of the Board from September 30, 2022, until February 21, 2023, received the aggregate amount of €751,354. He received this amount from our U.S. subsidiary Grifols Shared Services North America, Inc. for the exercise of executive functions inherent to his position as Executive Chairperson of said subsidiary. He did not receive any remuneration from Grifols, S.A. for his position as Executive Chairperson of Grifols, S.A.

Compensation of Senior Management

In 2022, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €13,890,763, in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2022 service. In 2021, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €15,135,947 in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2021 service. The breakdown of the aggregate amount paid to such senior management for discharging their duties in the years ended December 31, 2022 and 2021 is set forth in the table below.

	Amount paid in the year
	ended December 31,
Component	2022	2021

	(in euros)
Salaries	8,489,991	11,074,903
Variable Compensation	5,400,772	4,061,044
Stock options or other securities	—	—
Other — e.g., life and health insurance	68,301	119,510
Other — e.g., pensions/savings	124,677	125,327

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

See Notes 28(c) and 30(a) to our annual consolidated financial statements included in this annual report for further details of the payments received by employees.

Equity and Other Incentive Programs

In 2022, no compensation was paid pursuant to a profit sharing plan or any stock option and no other equity compensation was awarded to any of our directors or senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2022 was €76,612. In addition, the Company made contributions to the pension plan of one member of senior management who resides in Canada, in the amount of €48,065. In 2022, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

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

The Board must appoint a Chairperson of the Board from among its members. Mr. Thomas Glanzmann is the current Executive Chairperson. The Board may also designate one or more Vice Chairperson, who shall be numbered consecutively, and who shall replace the Chairperson in the event of impossibility to act or absence. Mr. Raimon Grifols Roura is the current Vice Chairperson. The Board may appoint an Honorary Chairperson. The Honorary Chairperson shall have duties of honorary representation and will provide advice to the Board to the Chairperson and to the Vice Chairperson of the Board. Mr. Victor Grifols Roura is the current Honorary Chairperson.

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

Meetings of the Board

Pursuant to the Articles of Association, a meeting of the Board may be called by the Chairperson whenever he considers such a meeting necessary or suitable. The Chairperson is also required to call a meeting at the request of one-third of the directors. Meetings of the Board are called using any means of notice at least ten days before the date of the meeting, unless exigent circumstances require a shorter term. Such notice of a meeting of the Board must state the place, date and time as well as the issues to be discussed. The Board is required by Spanish law to hold a meeting at least every three months. Our Articles of Association provide that a majority of the directors (half plus one of the directors present at a meeting) of the Board (represented in person or by proxy by another director on the Board; non-executive directors may only appoint another non-executive director to represent them) constitutes a quorum. Except as otherwise provided by law or specified in the Articles of Association, resolutions of the Board must be passed by an absolute majority of the directors present or represented at a meeting, with the Chairperson having the right to cast a deciding vote in the event of a tie.

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

Mr. Raimon Grifols Roura and Mr. Víctor Grifols Deu currently serve as joint and several Chief Executive Officers of the Company, with delegation of all powers legally delegable from the Board. Further, Mr. Thomas Glanzmann currently serves as Executive Chairperson of the Board, with delegation of all powers legally delegable from the Board.

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

See Notes 28(c) and 30(a) to our audited consolidated financial statements included in this annual report on Form 20-F for further details of the payments received by employees.

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

Board Diversity Matrix (status as of December 31, 2022)

Country of Principal Executive Offices	Spain
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes(1)
Total Number of Directors	11
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	4	7	n.a.	n.a.
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	n.a.
LGBTQ+	n.a.
Did Not Disclose Demographic Background	n.a.
(1)

In accordance with Article 9.1 of the EU General Data Protection Regulation (GDPR) (Regulation (EU) 2016/679 of 27 April 2016), the categories of data contained in Part I and Part II of the above table are considered “special categories of personal data” (which includes, among others, personal data revealing racial or ethnic origin, or a natural person’s sex life or sexual orientation). The same article prohibits the processing of these special categories of personal data, unless any of the derogations regulated in Article 9.2 of GDPR apply.

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

The regulations applicable to the Audit Committee are set forth in the provisions referred to above, as well as the bylaws of the Audit Committee, which were approved by the Board and the Audit Committee on December 9, 2008, and modified in February 2023 in order to adapt its content to the current recommendations of the Good Governance Code of Listed Companies. In connection with the Talecris Biotherapeutics acquisition, at a Board meeting held on May 24, 2011, the Articles of Association and Board Regulations were amended to conform to NASDAQ Listing Rules and to facilitate the listing of our Class B ADSs on NASDAQ. Furthermore, the bylaws of the Audit Committee were modified at a Committee meeting held on March 31, 2015, to adapt them to the requirements imposed by Law 31/2014. In 2017, article 24.ter of the Articles of Association and Article 14 of the Board Regulations concerning the composition and functions of the Audit Committee were amended in order to adequate their content to the latest amendments of the Spanish Companies Act introduced by the currently in force Spanish Audit Act.

Pursuant to our Spanish corporate governance requirements and our Articles of Association and the Board Regulations, the Audit Committee consists of a minimum of three directors and a maximum of five directors who are appointed by the Board based on such directors’ knowledge, competence and experience in accounting, audit and risk management matters (both financial and non-financial). All of the members of the Audit Committee must be non-executive directors, and the majority must be independent directors. As a group, the members of the Committee must have the pertinent technical knowledge in relation to the sector of activity of the Company. In addition, all members of the Audit Committee, including the chairperson, must meet the independence, experience and other requirements set forth in the Exchange Act and NASDAQ Listing Rules.

The responsibilities of the Audit Committee include:

●	reporting to the shareholders at general shareholders’ meetings regarding matters for which the Audit Committee is responsible;
●	recommending to the Board the selection, appointment, re-election, hiring and replacement of the external auditor regardless of the faculties vested in the general shareholders’ meeting and the Board with regard to the approval of such resolutions under Spanish law;
●	oversight of our internal audit department, including selecting, appointing and dismissing its manager, monitoring its budget, receiving periodic information on the department’s activities and ensuring that management takes the conclusions and recommendations of the department’s reports into account;
●	setting up and supervising procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, as well as the confidential and anonymous submission by employees and other persons related to Grifols of concerns regarding questionable accounting or auditing matters;

●	exercising oversight of the process for gathering financial and non-financial information and the related internal control system; reviewing the financial statements and the periodic financial statements that should be submitted to the securities regulatory authorities and ensuring that the appropriate accounting standards are followed; reporting to the Board on any change in the accounting standards and on balance sheet and off balance sheet risks;
●	supervising and evaluating the efficiency of our internal control, internal audit and risk control and management systems, financial and non-financial, including any operative, technological, cybersecurity, legal, social, environmental, political, reputational or corruption related risks;
●	receiving information from the auditors including relating to auditor independence and conduct of audits of the financial statements, and issuing on an annual basis a written opinion on the independence of the auditor;
●	ensuring that the external auditor holds an annual meeting with the full Board of Directors to report on the work carried out and on the evolution of our accounting and risk situation;
●	ensuring that the remuneration paid to the external auditor for its work does not compromise its quality nor its independence;
●	reporting on the related-party transactions to be approved by the general meeting or the board of directors and supervise the internal procedure for those whose approval has been delegated;
●	supervising any transactions entered into with significant shareholders as set forth in the Board Regulations; and
●	(i) ensuring compliance with the Internal Code of Conduct of Grifols in Matters Relating to the Stock Market, or Stock Market Code of Conduct, the Code of Conduct for Grifols’ Employees, the Board Regulations (each available on our website, at www.grifols.com) and, in general, any other corporate regulations and (ii) making any necessary proposals to improve such regulations.

The Audit Committee currently consists of Mr. Iñigo Sánchez-Asiaín Mardones, Ms. Montserrat Muñoz Abellana and Ms. Carina Szpilka Lázaro. Each of Mr. Sánchez-Asiaín, Ms. Muñoz and Ms. Szpilka is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, as well as in conformity with the Spanish Companies Act. Mr. Tomás Dagá Gelabert serves as Secretary non-member of the Audit Committee.

On April 13, 2023, we received a deficiency letter from the Listing Qualifications Staff of NASDAQ. The notice was prompted by our inadvertent falling out of compliance with NASDAQ Listing Rule 5605(c)(2)(A), which requires that issuers have an audit committee of at least three members who each meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The letter does not affect our listing on NASDAQ or our operations.

We fell out of compliance due to the appointment of Mr. Tomás Dagá to our audit committee, on September 30, 2022. Although Mr. Dagá’s appointment was compliant with the audit committee composition requirements of our home Spanish regulator, it did not meet the independence requirements of NASDAQ Listing Rule 5605(c)(2)(A) and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 as Mr. Dagá is an external non-independent director.

As acknowledged by the deficiency letter, the appointment on April 13, 2023, of Ms. Montserrat Muñoz to the audit committee to replace Mr. Dagá cured this deficiency and brought us back to compliance.

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

•	examining and organizing the orderly and planned succession of the Chairperson of the Board and the Chief Executive Officer;
•	reporting on proposals for the appointment and removal of any members of senior management made by the Chief Executive Officer;
•	making proposals on the remuneration plans for the Board and senior management;
•	periodically reviewing the remuneration plans of senior management, including considering their suitability and performance;
•

reporting on transactions in which directors may have a conflict of interest and ensuring that potential conflicts of interest do not impair the independence of any external advice provided to the committee; and

•

periodically reviewing the remuneration policy applied to directors and senior management and ensuring that their individual remuneration is proportionate to that paid to other directors and senior management.

Consistent with NASDAQ Listing Rules for foreign private issuers, our Appointments and Remuneration Committee currently consists of Ms. Carina Szpilka Lázaro, Mr. Tomás Dagá Gelabert and Ms. Susana González Rodríguez as directors. Each of Ms. Szpilka and Ms. González is independent, in conformity with Exchange Act requirements and NASDAQ Listing Rules and Mr. Dagá is considered an “Other External” director under the Spanish Companies Act. Ms. Nuria Martín Barnés serves as Secretary non-member of the Appointments and Remuneration Committee.

Sustainability Committee

In its meeting held on December 11, 2020, the Board resolved to amend certain articles of the Board Regulations, in order to adapt its content to certain recommendations of the reform of the Good Governance Code of Listed Companies published in June 2020 by the CNMV, and created a Sustainability Committee.

The regulations applicable to the Sustainability Committee are set forth in article 15 bis. of the Board Regulations, as well as in the Regulations of the Sustainability Committee, which were approved by the Board on February 19, 2021 and amended in February 2023. Pursuant to Article 15 bis of the Board Regulations and the Regulations of the Sustainability Committee, the Sustainability Committee is required to consist of between three and five members, all of which must be non-executive directors, the majority of them being independent.

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

•

periodically evaluating the effectiveness of the Company’s corporate governance system and environmental, climate change and social policy to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders;

•	ensuring the Company’s environmental, climate change and social practices are in accordance with the established strategy and policy; and
•	monitoring and evaluating the Company’s interaction with its stakeholder groups.

The Sustainability Committee currently consists of Mr. James Costos, Ms. Montserrat Muñoz Abellana and Ms. Enriqueta Felip Font. Each of the members is independent, in conformity with Exchange Act requirements and NASDAQ Listing Rules. Ms. Nuria Martín Barnés serves as Secretary non-member of the Sustainability Committee.

D.	Employees

The table below indicates the number of employees by department as of December 31, 2022, 2021 and 2020:

	As of December 31,
Department	2022	2021	2020
Manufacturing	21,235	18,735	19,049
Research & development — technical area	1,271	1,088	1,115
Administration and others	1,870	1,609	1,661
General management	302	313	301
Marketing	167	203	219
Sales and distribution	1,469	1,285	1,310
Total	26,314	23,233	23,655

The table below indicates the number of employees by geographic region as of December 31, 2022, 2021 and 2020:

	As of December 31,
Geographic Region	2022	2021	2020
Spain	4,224	4,163	4,292
North America	16,862	16,393	16,756
Rest of the World	5,228	2,677	2,607
Total	26,314	23,233	23,655

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

Our Spanish employees are mainly represented by three labor unions, the Workers’ Commissions (Comisiones Obreras - CCOO), the Workers General Union (Unión General de Trabajadores - UGT) and the General Labor Confederation (Confederación General del Trabajo - CGT). The employees of some of our subsidiaries in Spain, Germany, Italy, France, Argentina and Brazil are

covered by collective bargaining agreements. The remainder of our employees are not represented by labor unions. We have not experienced any significant work stoppages in the last 15 years. We generally consider our employee relations to be good.

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents. All of our employees are covered under this policy. We implemented a defined contribution pension plan for all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees. Our contribution to this pension plan was €1.0 million in the year ended December 31, 2022, compared to €0.9 million and €0.9 million in the years ended December 31, 2021 and 2020, respectively. We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. We make fully vested matching contributions to the savings plan, which totaled €34.1 million in 2022, compared to €31.8 million and €32.2 million for the years ended December 31, 2021 and 2020, respectively. For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law. The pension cost relating to this plan is not material.

E.	Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2022 see Item 7 of this Part I, “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

We do not have any agreements, plans or arrangements in effect that provide for the issue or grant of options or shares or securities.

F.Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.

Not Applicable.

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

Beneficial ownership is determined in accordance with applicable Spanish regulations.

	Number of	Percentage of
	Voting	Voting
Name of Beneficial Owner	Shares	rights
Major Shareholders
Deria S.A.(1)	39,183,692	9.195%
Scranton Enterprises B.V.(2)	35,812,622	8.404%
Ponder Trade, S.L.	30,209,093	7.089%
Ralledor Holding Spain S.L. (3)	26,224,374	6.154%
Capital Research and Management Company	24,115,813	5.659%
Blackrock, Inc.(4)	17,650,464	4.142%
Europacific Growth Fund	12,924,438	3.033%

Directors
Víctor Grifols Roura (5)	787,376	*
Thomas H. Glanzmann (6)	169,322	*
Tomás Dagá Gelabert (7)	152,576	*
Víctor Grifols Deu	14,620	*
Raimon Grifols Roura	5,280	*
Carina Szpilka Lázaro	1,490	*

Senior Management
Vicente Blanquer Torre	44,754	*
David Ian Bell	20,000	*
Victor Grifols Deu	14,620	*
Alberto Grifols Roura	27,000	*
Maria Teresa Rioné Llano	5,289	*
Albert Grifols Coma-Cros	66,000	*
Francisco Javier Guix Huguet	1,367	*
Jordi Balsells Valls	806	*
Montserrat Gaja Llamas	682	*
*	Less than 1%.
(1)	The various members of the Grifols Roura family hold their respective shares indirectly through Deria S.A.
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

(4)

Of the total number of 17,650,464 voting rights, 13,158,368 voting rights are held indirectly by Blackrock Inc. through rights over Class A shares and 4,492,096 voting rights through financial instruments.

(5)	Of the total number of 787,376 voting shares attributed to Mr. Víctor Grifols Roura, 786,376 are held indirectly through Padolç, S.L.
(6)	24,000 Class A shares are held indirectly through Glanzmann Enterprises AG, and 106,000 Class A shares are held indirectly through Opulentia Holdings Ltd.
(7)	Of the total number of 152,576 voting shares attributed to Mr. Tomás Dagá Gelabert, 35,000 are held indirectly through Prismiberica, S.A.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

Beginning on January 1, 2022 until the date of this filing, in accordance with Spanish reporting requirements, the following transfers of shares were reported to the CNMV:

•	Scranton Enterprises increased its stake from 8.133% to 8.404%.
•	Europacific Growth Fund increased its stake from 2.689% to 3.033%.
•	Blackrock, Inc. increased its stake from 3.532% to 4.142%.

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

Sale of Haema AG and Biotest US Corporation

In December 2018, we sold our 100% stake in Haema AG and Biotest US Corporation to Scranton Plasma B.V., one of our major shareholders and a related party, for a total of $538 million. Scranton Enterprises B.V. financed the purchase in part through a loan from Grifols Worldwide Operations Limited for an initial principal sum of the euro equivalent of $95 million, with an interest rate of EURIBOR plus 200 basis points. As of December 31, 2022, the euro equivalent of $95 million was outstanding on the loan.

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

Charitable Contributions

In 2022, we contributed to two charitable foundations, the Mr. Víctor Grifols i Lucas Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Mr. Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics. It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas. The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives. Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Raimon Grifols Roura, our Co-Chief Executive Officer, and Mr. Víctor Grifols Roura, a proprietary director and Honorary Chairperson of the Board. We contributed €0.5 million, €0.4 million and €0.4 million to the Víctor Grifols i Lucas Foundation in the years ended December 31, 2022, 2021 and 2020, respectively.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes. The Probitas Private Foundation was founded by us in 2008. Mr. Tomás Dagá Gelabert, one of our directors, was a patron of the Probitas Private Foundation until May 27, 2021. We contributed €3.4 million, €3.6 million and €9.9 million to the Probitas Private Foundation in the years ended 2022, 2021 and 2020, respectively. We contribute to the Probitas Private Foundation an amount equal to 0.7% of our profits before tax each year.

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

OFAC Request for Interpretative Guidance

Pursuant to our acquisition of 100% of the equity interests in Biotest Holdings on April 25, 2022 and a subsequent voluntary tender offer to all remaining shareholders of Biotest AG, we acquired 96.2% of the voting rights and 69.72% of the share capital of Biotest AG. Among its ongoing activities, Biotest AG has entered into product-supply agreements with five different Iranian entities, whereby the Iranian entities send plasma collected in Iran to Biotest AG for processing. Biotest AG then uses the plasma to manufacture pharmaceutical products for the Iranian entities, including IG products, Albumin, Factor VIII and Factor IX. These product-supply agreements were entered into by Biotest AG prior to the acquisition. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”

On February 21, 2023, Grifols filed a request with the Licensing Division of the U.S. Office of Foreign Assets Control (“OFAC”) for interpretative guidance or, in the alternative, for license authorization, under the Iranian Transactions and Sanctions Regulations (“ITSR”), which restrict commercial interaction with Iran and its governmental entities and provide for sanctions in the case of failure to comply. In its filing, Grifols asserts that the ITSR should not apply in this case, but that if OFAC determines otherwise, that OFAC should authorize the issuance of a license permitting Biotest AG’s current activity involving Iran on humanitarian grounds. We cannot assure you that OFAC will agree with our assertion that the ITSR should not apply or that it will issue the requested license. In such instance, we would have to terminate Biotest AG’s activities in Iran and may be subject to penalties. The termination of Biotest AG’s activities in Iran will not have a material adverse effect on our operations or financial condition.

Illinois Biometric Information Privacy Act Claim

The plaintiffs allege that we committed certain administrative violations of the Illinois Biometric Information Privacy Act (“BIPA”) in a class action. Such plaintiffs donated plasma at one of our Illinois-based plasma donation centers. As part of the FDA approved donation process, donors were required to scan at least one fingerprint to verify their identity. The Plaintiffs allege that we failed to comply with the BIPA’s requirements when collecting their fingerprint data. Specifically, they allege that we violated the BIPA by (a) failing to develop a publicly available data-retention policy and guidelines for permanently destroying biometric data, and (b) collecting, using, and storing their donors’ biometric data without obtaining informed written consent.

Although we denied all of the plaintiff’s allegations, we have settled this class action, without any admission or determination of liability or the strength of the parties’ claims and defenses, for the amount of $16,750,000. On March 9, 2023, the court preliminarily approved the settlement and set the date of determination for final approval on August 24, 2023.

Third Arbitration involving GDS and Ortho-Clinical Diagnostics against Siemens

In 2022, GDS and Ortho-Clinical Diagnostics (“Ortho”) initiated a third arbitration against Siemens alleging the failure to pay royalties under certain agency and license agreements. Siemens counterclaimed against GDS and Ortho alleging that those royalties were not owed, among other claims. The parties are currently contemplating a resolution to all disputes between them, including the possible execution of a settlement agreement, new license and supply agreements, along with a payment by Siemens to GDS and Ortho-Clinical Diagnostics in the amount of $43,300,000.

Unpaid Royalties Dispute

GDS, GWWO, Abbott Laboratories, or Abbott, and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbot to GDS and Ortho, under an HIV License and Option agreement dated August 16, 2019 (the “HIV License”). On September 12, 2019, GDS and Ortho filed a Notice of Arbitration in the U.S. District Court for the Northern District of Illinois. On October 3, 2019, Abbott terminated the HIV License and filed for declaratory relief seeking to invalidate the licensed patent. GDS filed motions to dismiss and to compel arbitration, but the Court continued all pending motions and referred the parties to a Magistrate for a mandatory settlement conference. On the February 5, 2020, the parties attended a mandatory settlement conference ordered by the District Judge, with the magistrate judge presiding. No satisfactory settlement was reached. On March 16, 2020, GDS and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing was on June 15-16, 2020, and the arbitrator awarded $4 million to GDS/Ortho. The court litigation is continuing. Abbot’s motion to dismiss was denied December 1, 2020. Fact discovery concluded on October 25, 2021. Expert Discovery was concluded on October 14, 2022, and the parties filed dispositive motions, including a motion for summary judgement by Abbott and an opposition filed by GDS. The Court has yet to rule on the motion for summary judgement filed by Abbott. GDS and Ortho contend that the patent is valid and they believe that Abbott will be unsuccessful in its Declaratory Relief action and Motion for Summary Judgment in attempting to invalidate the patent.

See Note 28(e) to our annual consolidated financial statements included in this annual report for additional information regarding the legal proceedings in which we are involved.

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

CFIUS Approval on certain transactions

In September 2019, as a consequence of the share exchange agreement we entered with Shanghai RAAS, Grifols and the Committee on Foreign Investments in the United States (“CFIUS”) entered into a National Security Agreement to ensure the protection of certain data obtained as required from donors of human source plasma collected in the United States and maintained in donor management systems (“DMS”), and pursuant to this agreement, we are obligated to make bi-annual compliance reports to CFIUS. The most recent report was filed and accepted in February 2023 and the next report is due to be filed in August 2023.

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law. The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries. This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €23.9 million at December 31, 2022.

During 2022, no dividend was paid. As mentioned above, the Board has not proposed the distribution of dividends to shareholders at the upcoming annual general meeting of shareholders.

Class B Shares

Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Class B share, if the aggregate preferred dividend does not exceed the distributable profits for that year and provided that the distribution of dividends has been approved by our shareholders. In any given fiscal year, we will pay a preferred dividend to the holders of the Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of Class A shares. The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained during that fiscal year. During 2022, no dividend was paid.

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

Our Class B ADSs have been listed and traded on the NSADAQ Global Select Market under the symbol “GFRS” since June 2, 2011.

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia. The majority of the transactions conducted on them are done through the Spanish Automated Quotation System. During 2022, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Clearance and Settlement System

Until April 1, 2003, transactions carried out on the Spanish Stock Exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. Since April 1, 2003, the settlement and clearance of all trades on the Spanish Stock Exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (Mercado AIAF de Renta Fija) and the Market for Latin-American Stocks in Euros (Mercado de Valores Latinoamericanos en Euros) as well as any securities trading on other official regulated markets and multilateral trading systems that have appointed Iberclear for such purposes, have been made through Iberclear, which was formed as a result of a merger between the Servicio de Compensación y Liquidación de Valores, S.A and Central de Anotaciones del Mercado de Deuda Pública, which was managed by the Bank of Spain.

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

Securities Market Legislation

The Spanish Securities Market Act (today known as Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión), or Securities Market Act, which first came into effect in 1989, among other things:

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

On May 26, 2022, Circular 2/2022 of the CNMV was approved. This circular establishes the new forms to be used to report significant shareholding in entities whose securities are admitted to trading on a regulated market and to report any transaction that an issuer makes with its treasury shares and includes certain new provisions applicable to market makers.

Law 6/2023, of March 17, 2023, approved the Securities Market Act, repealing the former securities market act from 2015. The new Securities Market contains certain adjustments in relation to the 2015 legislation meant to improve its organization and eliminate a number of inconsistencies.

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

At the general shareholders' meeting held on June 10, 2022, the shareholders voted to amend our Articles of Association and regulations of the General Shareholders' Meeting in order to conform their wording to the latest amendments of the Spanish corporate law rules and regulations, with amendments regarding (1) the right to attend, proxy granting and representation at the General Shareholders' Meeting and the casting of votes through distance voting systems; (2) the remuneration of the Board of Directors; (3) the Audit Committee and annual accounts; (4) the information rights available for shareholders prior to the holding of the General Meeting; and (5) the attendance by telematic means, distance voting and the minutes of the General Shareholders' Meeting.

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

As of December 31, 2022, our share capital was €119,603,705 and comprised:

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

The Board, with the advice of the Appointments and Remuneration Committee, sets director compensation. As set forth in Article 20.bis of our Articles of Association the directors’ remuneration shall be approved by the General Shareholders’ Meeting and shall apply for a maximum of three fiscal years. New directors’ remuneration policies must be approved by the General Shareholders’ Meeting prior to the last year of applicability of the previous policy, and any new policies approved may apply from the date of approval up to the three following years if so determined by the General Shareholders’ Meeting. As set forth in Article 27 of the Board Regulations, non-executive directors should be excluded from receiving remuneration linked to our profits or welfare systems, other than shares in Grifols, that they must hold until their resignation as directors. Further, the establishment of equity compensation plans in which members of the Board participate must be authorized in the Articles of Association and requires the shareholders’ prior approval at a shareholders’ meeting. Additionally, the amount of non-executive directors’ remuneration should be calculated in order to incentivize dedication but not become an obstacle to independence.

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

As set forth below under “—Class B Shares—Preferred Dividend,” since the issuance of our Class B shares, the dividend rights of our Class A shareholders have been subordinated to the €0.01 per share preferred dividend of our Class B shares.

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

426,129,798 Class A Shares are currently issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are currently issued and outstanding with a par value of €0.05 per share. As of December 31, 2022, our total share capital stands at €119,603,705.

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

Acquisitions

For a summary of the material terms of our acquisitions substantially completed in 2020, 2021 and 2022, see Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions.”

D.	Exchange Controls

Restrictions on Foreign Investment

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. Law 19/2003, of July 4, 2003 , as amended, updated Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and nonresidents unless they fall within the scope of article 7 bis of Law 19/2003, enacted in December 2022 through Royal Decree-Law 20/2022, or - solely with respect to investments in the defense sector - article 11 of Royal Decree 664/1999, of April 23, 1999.

The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish government to take measures which are justified on grounds of public policy or public security and public health. Article 7 bis of Law 19/2003 establishes a screening mechanism for certain investments made by non-EU and non-EFTA residents, based on public order, public health and public security reasons. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party.

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

Solidarity Tax on Large Fortunes

On December 29, 2022, a new solidarity tax on large fortunes came into force, meant to be supplementary to the wealth tax described above. The new solidarity tax is a direct and personal tax levied on individuals with a net wealth above €3.0 million as of December 31 of each year. Non-Spanish residents would be subject to this tax only taking into account their Spanish net wealth. This new tax is consistent with the provisions of the Spanish wealth tax in most essential aspects (such as exemptions, taxable and net taxable bases, tax rates and limit on amount of tax payable). The solidarity tax has been designed to be temporary and will remain in force for two calendar years (i.e. 2022 and 2023), although the law includes a review clause allowing the legislator to assess whether to extend it at the end of the initial period. In order to avoid double taxation, the rules applicable to the new solidarity tax allows individuals to deduct amounts already paid as Spanish wealth tax from their total payable solidarity tax.

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

Medicare Contribution Tax on Unearned Income

A U.S. Holder that is an individual is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder that is an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s undistributed “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s adjusted gross income for the taxable year over the amount at which the highest tax bracket begins for that taxable year ($13,450 for 2022). A U.S. Holder’s net investment income will generally include, among other items, the amount of gross dividend income and the amount of any net gains from such U.S. Holder’s disposition of your shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to income and gains in respect of their investment in the shares or ADSs.

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

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2022, equity would have increased by €892.8 million and profit would have increased by €17.4 million. This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the U.S. dollar against the euro at December 31, 2022 and December 31, 2021 would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest Rate Risk

Our interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose us to cash flow interest rate risks. The purpose of managing interest rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

As of December 31, 2022, €3.4 billion of our indebtedness had a variable rate (LIBOR or EURIBOR). This variable-rate debt represented 37% of our total debt at December 31, 2022 (42% at December 31, 2021) and includes mainly senior secured debt. See Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Company and Our Business—We are susceptible to interest rate variations.”

As of the date of this annual report, we are not participating in interest rate hedges of Euros or U.S. dollars. In previous years, the fair value of interest rate swaps, contracted to reduce the impact of increases in variable interest rates (LIBOR and EURIBOR), were accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

If the interest rate had been 100 basis points higher at December 31, 2022, the interest expense would have increased by €34.7 million. A 100 basis points decrease in interest rates at December 31, 2022 would have had the opposite effect for the amounts shown above. As we do not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

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

“CMV” means Cytomegalovirus, a common virus that infects people of all ages.

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

“HBV” means hepatitis B virus.

“HBC” means hepatitis C virus.

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

“RNA” means ribonucleic acid.

“sCAP” means severe community acquired pneumonia.

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

None.

Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on their assessment under these criteria, our management believes that, at December 31, 2022, our internal control over financial reporting is effective.

Our management excluded Biotest AG and its subsidiaries (the “Biotest AG Group”) from internal control over financial reporting from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, given that we acquired the Biotest Group only on April 25, 2022. At December 31, 2022 total assets and total revenues subject to Biotest Group’s internal control over financial reporting represented 6.7% and 6.0% of our consolidated total assets and total revenues, respectively, as of and for the year ended December 31, 2022.

C.	Attestation Report of the Registered Public Accounting Firm

KPMG Auditores, S.L., an independent registered public accounting firm, who also audits the Group’s consolidated financial statements for 2022, has audited the effectiveness of Grifols S. A.’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on page F-3 of this annual report on Form 20-F.

D.	Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2021, we identified a material weakness related to the risk assessment process over the design and implementation effectiveness of controls over the classification of financial instruments subject to complex contractual arrangements. In response to this material weakness, we implemented a remediation plan to reinforce the controls and procedures over the financial reporting by seeking advice from third-party accounting professionals for highly complex transactions. As a result, this material weakness had been remediated at December 31, 2022.

Our management is committed to maintaining a strong internal control environment in compliance with the accounting policies, controls and procedures to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published financial statements under generally accepted accounting principles.

Other than the already implemented remediation plan, there was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[RESERVED]

Item 16.AAUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Íñigo Sánchez-Asiaín Mardones is an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and is an independent director under Rule 10A-3 under the Exchange Act.

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

Item 16.CPRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, and to other member firms of the KPMG international organization, for services performed in the years 2022 and 2021, and breaks down these amounts by category of service:

	2022	2021

	(in thousands of euros)
Audit fees	7,058	5,680
Audit-related fees(1)	408	828
Tax fees	18	9
All other fees(2)	191	107
Total	7,675	6,624
(1)	Audit-related fees are fees for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors.
(2)	All other fees primarily relate to the review of non-financial information.

The table below sets forth the total fees paid to other auditors for services performed in the years 2022 and 2021, and breaks down these amounts by category of service:

	2022	2021

	(in thousands of euros)
Audit fees	84	88
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	84	88

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

Item 16.EPURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of December 31, 2022, we held 3,944,430 Class A shares and 5,199,784 Class B in treasury. In November 2022, we purchased 129,254 Class B shares in the open market.

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

Item 16.FCHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.GCORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2022) and those followed by NASDAQ-listed U.S. domestic issuers.

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

In Spain, companies with securities listed on a Spanish Stock Exchange are:

(i)recommended to follow the provisions of the CNMV Governance Code;

(ii)required by law to publish an Annual Report on Corporate Governance as well as corporate governance information on their websites;

(iii)required by law to publish an Annual Report on Remuneration of the members of the Board; and

(iv)required by law to comply with the regulations with respect to audit committees and appointment and remuneration committees set forth in the Spanish Companies Act, as amended.

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

(i)Employees or executive directors of any Group companies, unless three or five years have elapsed, respectively, since the termination of the relationship.

(ii)Persons that have received some payment from us or from the Group in addition to their directors’ remuneration, unless the amount involved is not significant to the director. Dividends or pension supplements received by a director for prior employment or professional services are excluded, provided that such payments are non-contingent (i.e., the paying company has no discretionary power to suspend, modify or revoke the payment).

(iii)Persons that have been, during the last three years, partners of the external auditors or the firm responsible for the audit report, whether with respect to the audit of us or any other company in the Group for those years.

(iv)Executive directors or senior officers of other companies in which any of our executive directors or senior officers is an external director.

(v)Persons that have or had, during the last year, material business relationships with us or with any other company in the Group, whether in their own name or as a significant shareholder, director or senior officer of a company that has or had such a relationship. For purposes of this paragraph (v), “business relationships” means any relationship with suppliers of goods or services, including financial, advisory and consultancy services.

(vi)Significant shareholders, executive directors or senior officers of an entity which receives or has received, during the last three years, significant donations from us or the Group. This provision does not apply to those who are merely trustees of a foundation receiving donations.

(vii)Spouses or related persons maintaining an analogous relationship or close relatives of one of our executive directors or senior officers.

(viii)Any person not proposed for appointment or renewal by the Appointments and Remuneration Committee.

(ix)Persons in any of the situations set out in (i), (v), (vi) or (vii) above with regard to a significant shareholder or a shareholder with Board representation. In the case of the family relations set out in (vii) above, the limitation applies not only in connection with the shareholder but also with our proprietary directors.

(x)Persons that have been directors for 12 consecutive years.

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

We have not determined whether our directors would be considered independent under NASDAQ Listing Rules, except for the three directors who are members of the Audit Committee and as such must meet NASDAQ independence criteria. As of the date of this report, six members of the Board are independent directors in accordance with the Board Regulations and the CNMV Governance Code.

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

Independence of the Audit Committee. All of the members of our Audit Committee meet the independence criteria set out in NASDAQ Listing Rules. Subsequent to the entry into force of Law 31/2014 and Law 22/2015, Spanish law requires that (a) the Audit Committee be composed of external directors (the majority of them being independent and one of them being appointed due to his knowledge and experience in accounting or auditing matters) and (b) the chairperson of the Audit Committee is an independent director. For a further discussion regarding the composition of our Audit Committee, see Item 6 of Part I, “Directors, Senior Management and Employees—C. Board Practices—Committees of the Board—Audit Committee.”

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

Spanish law requires that all Spanish listed companies have an appointments and remuneration committee comprised of external directors, at least two of whom must be independent, and that the chairperson of the appointments and remuneration committee be an independent director.

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

2.1

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636 filed July 12, 2012))

2.2

Amendment No. 2 to Deposit Agreement dated as of December 30, 2020 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

2.3

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed March 9, 2011)

2.4

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed May 18, 2009)

2.5

Senior Notes Indenture, dated as of April 26, 2017, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

Form of 3.200% Senior Note (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

2.6

First Supplemental Indenture, dated as of August 6, 2021, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

2.7

Supplemental Indenture, dated as of April 21, 2022, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., Grifols Escrow Issuer, S.A.U. and BNY Mellon Corporate Trustee Services Limited, as trustee*

Exhibit Number	Description

2.8

Supplemental Indenture, dated as of April 25, 2022, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., Grifols Biotest Holdings GmbH and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.9

Senior Notes Indenture, dated as of November 15, 2019, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

Form of 1.625% Senior Note due 2025 (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

Form of 2.250% Senior Note due 2027 (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

2.10

First Supplemental Indenture, dated as of August 6, 2021, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.8 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

2.11

Supplemental Indenture, dated as of April 21, 2022, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., Grifols Escrow Issuer, S.A.U. and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.12

Supplemental Indenture, dated as of April 25, 2022, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., Grifols Biotest Holdings GmbH and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.13

Senior Notes Indenture, dated as of October 5, 2021, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols Escrow Issuer, S.A.U., Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

Form of dollar 4.750% Senior Note due 2028 (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

Form of euro 3.875% Senior Note due 2028 (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

2.14

Supplemental Indenture, dated as of April 21, 2022, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols S.A., Grifols Escrow Issuer, S.A.U., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.15

Supplemental Indenture, dated as of September 28, 2022, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols Escrow Issuer, S.A.U., Grifols Biotest Holdings GmbH and BNY Mellon Corporate Trustee Services Limited, as trustee*

4.1

Credit and Guaranty Agreement, dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

Exhibit Number	Description

4.2

First Amendment, dated as of August 13, 2021, to the Credit and Guaranty Agreement dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent (incorporated herein by reference to Exhibit 4.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

4.3	Counterpart Agreement, dated as of April 21, 2022, between Grifols Escrow Issuer, S.A.U. and Bank of America, N.A., as administrative agent and collateral agent*

4.4

Counterpart Agreement, dated as of April 25, 2022, between Tiancheng (Germany) Pharmaceutical Holdings AG (predecessor-in-interest to Grifols Biotest Holdings GmbH) and Bank of America, N.A., as administrative agent and collateral agent*

4.5	Amended and Restated Counterpart Agreement, dated as of September 28, 2022, between Grifols Biotest Holdings GmbH and Bank of America, N.A., as administrative agent and collateral agent*

4.6	Description of Securities (incorporated herein by reference to Exhibit 4.7 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-1 of this annual report on Form 20-F)

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
Name: Raimon Grifols Roura
Title: Director and Co-Chief Executive Officer

Date: April 18, 2023

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2022 and 2021

SUMMARY

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2021 and 2020

SUMMARY

●	Appendices

	● Appendix I	Information on Group Companies, Associates and Others	F - 110
	● Appendix II	Operating Segments	F - 129
	● Appendix III	Changes in Other Intangible Assets	F - 131
	● Appendix IV	Movement in Rights of Use	F - 133
	● Appendix V	Movement in Property, Plant and Equipment	F - 135

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Grifols, S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the Company) as of 31 December 2022 and 2021, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and cash flows for each of the years in the three-year period ended 31 December 2022, and the related notes and Appendix I to V (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2022, in conformity with International Financial Reporting Standard as issued by the International Accounting Standard Board and International Financial Reporting Standards as adopted by the European Union. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Biotest, AG Company during 2022, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, Biotest, AG Company’s internal control over financial reporting associated with net total assets of Euros 1.204.795.733 (excluding goodwill and other purchase accounting adjustments subject to the Company’s internal control over financial reporting) and total revenues of Euros 361.238.624 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Biotest, AG Company.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the Diagnostic goodwill impairment analysis

As discussed in Notes 4 and 6 to the consolidated financial statements, the goodwill balance as of 31 December 2022 was Euros 7,011,909 thousand, of which Euros 2,773,160 thousand related to the Diagnostic cash generating unit (CGU). The Company calculates the recoverable amount of goodwill on an annual basis and whenever there is an indication that goodwill may be impaired.

We identified the evaluation of the goodwill impairment analysis for the Diagnostic CGU as a critical audit matter. Significant auditor judgment was required to evaluate the Company’s impairment test which was performed using a discounted cash flow model. The discounted cash flow model included assumptions related to sales projections for the Blood Typing Solutions (BTS) and Clinical Diagnostics (CDx) lines of business, perpetual growth rate and the discount rate. Minor changes to these assumptions, could have a significant effect on the Company’s assessment of the carrying value of the goodwill.

The primary procedures we performed to address this critical audit matter included the following:

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment assessment process, including controls related to the determination of the fair value less costs of disposals/recoverable amount of the Diagnostic CGU, and the development of the sales projections of the BTS and CDx lines of business, perpetual growth rate and discount rate assumptions.

We involved a valuation professional with specialized skills and knowledge, who assisted in:

-	Evaluating the Company’s perpetual growth rate for the Diagnostic CGU, by comparing it with publicly available market data for comparable entities.
-	Evaluating the discount rate by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

We performed sensitivity analyses over the significant assumptions to assess their impact on the recoverable amount of the Diagnostic CGU.

We challenged the sales projections for the BTS and CDx business lines, by examining publicly available data of past experiences of the evolution of similar technologies and industry reports.

We evaluated the Company’s ability to forecast sales projections for the BTS and CDx business lines by comparing the historical projections to actual results and the business plans approved by the Company’s governing bodies.

Impairment assessment of the Shanghai Raas, Ltd. equity method investment

As discussed in notes 4 and 10 to the consolidated financial statements, the Company’s equity method investment in Shanghai Raas, Ltd. (“SRAAS”) as of December 31, 2022 was EUR 1,910,428 thousand. The Company performed an impairment assessment to determine the recoverable amount of this investment based on its value in use using the discounted cash flow model.

We identified the evaluation of the impairment assessment of the equity method investment in SRAAS as a critical audit matter. A high degree of auditor judgment was required to evaluate the perpetual growth rate and discount rate used to determine the value in use of the investment. Minor changes to these assumptions could have a significant effect on the value in use of the investment.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment assessment of the equity method investment in SRAAS, including controls related to the development of perpetual growth rate and discount rate assumptions.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

-	Evaluating the perpetual growth rate, by comparing it with publicly available market data for comparable entities.
-	Evaluating the discount rate by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

We performed sensitivity analyses over the significant assumptions to assess their impact on the recoverable amount of the equity method investment in SRAAS.

KPMG Auditores, S.L.

We have served as the Company’s auditor since 1990

Barcelona, Spain

18 April 2023

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2022 and 2021

(Expressed in thousands of Euros)

Assets	Reference	31/12/22	31/12/21
Goodwill	Note 6	7,011,909	6,228,901
Other intangible assets	Note 7	2,949,147	1,636,950
Rights of use	Note 8	897,552	795,657
Property, plant and equipment	Note 9	3,270,937	2,547,497
Investment in equity-accounted investees	Note 10	1,955,177	1,999,776
Non-current financial assets
Non-current financial assets measured at fair value		38,570	4,106
Non-current financial assets at amortized cost		582,175	358,161
Total non-current financial assets	Note 11	620,745	362,267
Deferred tax assets	Note 27	174,923	152,507
Total non-current assets		16,880,390	13,723,555

Inventories	Note 12	3,201,357	2,259,354
Non-current assets held for sale		4,969	—
Current contract assets	Note 13	35,154	1,939
Trade and other receivables
Trade receivables		608,688	432,197
Other receivables		73,181	55,063
Current income tax assets		56,782	12,448
Trade and other receivables	Note 14	738,651	499,708
Other current financial assets	Note 11
Current financial assets measured at fair value		12,629	3,238
Current financial assets at amortized cost		31,034	2,026,469
Total current financial assets	Note 11	43,663	2,029,707
Other current assets		81,814	64,079
Cash and cash equivalents	Note 15	547,979	655,493
Total current assets		4,653,587	5,510,280

Total assets		21,533,977	19,233,835

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2022 and 2021

(Expressed in thousands of Euros)

Equity and liabilities	Reference	31/12/22	31/12/21
Share capital		119,604	119,604
Share premium		910,728	910,728
Reserves		4,326,436	4,133,388
Treasury stock		(162,220)	(164,189)
Profit for the year attributable to the Parent		208,279	188,726
Total equity		5,402,827	5,188,257

Cash Flow hedges		(438)	3,130
Other comprehensive Income		(8,084)	(869)
Translation differences		735,633	333,091
Other comprehensive expenses		727,111	335,352
Equity attributable to the Parent	Note 16	6,129,938	5,523,609
Non-controlling interests	Note 18	2,327,606	1,793,489
Total equity		8,457,544	7,317,098

Liabilities

Grants		15,123	15,036
Provisions	Note 19	110,063	24,122
Non-current financial liabilities	Note 20	9,960,562	7,768,950
Other non-current liabilities		15	333
Deferred tax liabilities	Note 27	1,034,823	633,984
Total non-current liabilities		11,120,586	8,442,425

Provisions	Note 19	56,339	31,407
Current financial liabilities	Note 20	795,686	2,438,291
Trade and other payables
Suppliers		731,918	628,992
Other payables		114,730	151,834
Current income tax liabilities		15,687	4,516
Total trade and other payables	Note 21	862,335	785,342
Other current liabilities	Note 22	241,487	219,272
Total current liabilities		1,955,847	3,474,312
Total liabilities		13,076,433	11,916,737

Total equity and liabilities		21,533,977	19,233,835

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

at 31 December 2022, 2021 and 2020

(Expressed in thousands of Euros)

	Reference	31/12/22	31/12/21	31/12/20
Continuing Operations
Net revenue	Note 5 and 23	6,063,967	4,933,118	5,340,038
Cost of sales		(3,832,437)	(2,970,522)	(3,084,873)
Gross Margin		2,231,530	1,962,596	2,255,165
Research and development		(361,140)	(354,881)	(294,216)
Selling, general and administration expenses		(1,190,423)	(1,061,508)	(985,616)
Operating Expenses		(1,551,563)	(1,416,389)	(1,279,832)

Other Income		22,235	16,302	—
Profit of equity accounted investees with similar activity to that of the Group	Note 10	103,478	32,555	20,799
Operating Result		805,680	595,064	996,132
Finance income		33,859	11,551	8,021
Finance costs		(496,524)	(277,994)	(249,639)
Change in fair value of financial instruments		11,999	246	55,703
Impairment of financial assets at amortized cost		—	—	—
Exchange differences		7,725	(11,602)	8,246
Finance result	Note 26	(442,941)	(277,799)	(177,669)
Profit/(loss) of equity accounted investees	Note 10	(1,482)	33,188	60,166
Profit before income tax from continuing operations		361,257	350,453	878,629
Income tax expense	Note 27	(90,111)	(85,126)	(169,639)
Profit after income tax from continuing operations		271,146	265,327	708,990
Consolidated profit for the year		271,146	265,327	708,990
Profit attributable to the Parent		208,279	188,726	618,546
Profit attributable to non-controlling interest	Note 18	62,867	76,601	90,444

Basic earnings per share (Euros)	Note 17	0.31	0.28	0.90
Diluted earnings per share (Euros)	Note 17	0.31	0.28	0.90

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2022, 2021 and 2020

(Expressed in thousands of Euros)

	Reference	31/12/22	31/12/21	31/12/20
Consolidated profit for the year		271,146	265,327	708,990
Items for reclassification to profit or loss
Translation differences		469,551	811,683	(747,221)
Equity accounted investees / Translation differences	Note 10	30,771	(95,939)	21,916
Cash flow hedges - effective portion of changes in fair value		40,052	5,306	—
Cash flow hedges - amounts taken to profit or loss		(44,809)	(1,133)	—
Tax effect		1,189	(1,043)	—
Other		(7,215)	286	(252)
Other comprehensive income for the year, after tax		489,539	719,160	(725,557)

Total comprehensive income for the year		760,685	984,487	(16,567)
Total comprehensive income attributable to the Parent		600,038	797,762	1,408
Total comprehensive income attributable to non-controlling interests		160,647	186,725	(17,975)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2022, 2021 and 2020

(Expressed in thousands of Euros)

	Reference	31/12/22	31/12/21	31/12/20
Cash flows from operating activities
Profit before tax		361,257	350,453	878,629
Adjustments for:		780,436	574,493	409,766
Amortization and depreciation	Note 25	407,864	359,767	321,533
Other adjustments:		372,572	214,726	88,233
(Profit) / losses on equity accounted investments	Note 10	(101,996)	(65,744)	(80,965)
Impairment of assets and net provision charges		69,982	64,091	(17,148)
(Profit) / losses on disposal of fixed assets	Notes 7, 8 and 9	(1,731)	1,196	1,067
Government grants taken to income		(16,440)	(5,608)	(1,683)
Finance cost / (income)		445,027	246,189	170,535
Other adjustments		(22,270)	(25,398)	16,427
Change in operating assets and liabilities		(609,219)	(140,908)	106,283
Change in inventories		(600,245)	(157,474)	164,631
Change in trade and other receivables		(80,170)	(16,806)	(35,429)
Change in current financial assets and other current assets		(9,010)	(7,075)	(20,600)
Change in current trade and other payables		80,206	40,447	(2,319)
Other cash flows used in operating activities		(543,341)	(187,063)	(284,342)
Interest paid	Note 20d	(350,387)	(155,120)	(155,788)
Interest received		4,054	407	3,773
Income tax paid		(196,436)	(30,595)	(131,510)
Other paid		(572)	(1,755)	(817)
Net cash from/ used in operating activities		(10,867)	596,975	1,110,336
Cash flows from investing activities
Payments for investments		(2,073,480)	(876,678)	(858,387)
Group companies, associates and business units	Notes 3 and 10	(1,533,264)	(519,128)	(468,589)
Property, plant and equipment and intangible assets		(375,560)	(315,088)	(362,560)
Property, plant and equipment	Note 7	(266,491)	(247,373)	(280,154)
Intangible assets	Note 9	(109,069)	(67,715)	(82,406)
Other financial assets		(164,656)	(42,462)	(27,238)
Proceeds from the sale of investments		94,657	22,529	272
Group companies, associates and business units	Notes 3 and 10	91,373	20,399	—
Property, plant and equipment		3,284	639	272
Other financial assets		—	1,491	—
Net cash used in investing activities		(1,978,823)	(854,149)	(858,115)
Cash flows from financing activities
Proceeds from and payments for equity instruments		(3,459)	(125,703)	—
Payments for treasury stock		(3,459)	(125,703)	—
Proceeds from and payments for financial liability instruments		(177,372)	2,746,380	(243,373)
Issue		1,134,168	3,324,399	108,541
Redemption and repayment		(1,207,253)	(495,327)	(272,877)
Lease payments		(104,287)	(82,692)	(79,037)
Dividends and interest on other equity instruments		10,125	(247,498)	(103,075)
Dividends paid		(592)	(258,946)	(113,230)
Dividends received	Note 10	10,717	11,448	10,155
Other cash flows used in financing activities		(2,787)	(75,500)	(7,953)
Financing costs included in the amortized cost of the debt		—	(78,165)	(9,227)
Other amounts from / (used in) financing activities		(2,787)	2,665	1,274
Net cash from/(used in) financing activities		(173,493)	2,297,679	(354,401)
Effect of exchange rate fluctuations on cash		35,551	55,459	(60,155)
Net increase / (decrease) in cash and cash equivalents		(2,127,632)	2,095,964	(162,335)
Cash and cash equivalents at beginning of the year		2,675,611	579,647	741,982
Cash and cash equivalents at year end	Note 15	547,979	2,675,611	579,647

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2022, 2021 and 2020

(Expressed in thousands of Euros)

		Attributable to shareholders of the Parent
								Accumulated other comprehensive income			Equity
					Profit attributable				Other		attributable
		Share	Share		to	Interim	Treasury	Translation	comprehensive	Cash flow	to	Non-controlling
	Reference	Capital	Premium	Reserves	Parent	dividend	Stock	differences	income	hedges	Parent	interests	Equity
Balance at 31 December 2019		119,604	910,728	3,009,599	625,146	(136,828)	(49,584)	344,357	(903)	—	4,822,119	2,023,649	6,845,768
Translation differences		—	—	—	—	—	—	(616,886)	—	—	(616,886)	(108,419)	(725,305)
Other comprehensive income		—	—	—	—	—	—	—	(252)	—	(252)	—	(252)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	(616,886)	(252)	—	(617,138)	(108,419)	(725,557)
Profit/(loss) for the year		—	—	—	618,546	—	—	—	—	—	618,546	90,444	708,990
Total comprehensive income / (expense) for the year		—	—	—	618,546	—	—	(616,886)	(252)	—	1,408	(17,975)	(16,567)
Net change in treasury stock	Note 16 (d)	—	—	—	—	—	5,850	—	—	—	5,850	—	5,850
Acquisition / Divestment of non-controlling interests	Note 16 (c)	—	—	405,698	—	—	—	—	—	—	405,698	(405,698)	—
Other changes		—	—	(13,453)	—	—	—	—	—	—	(13,453)	11,687	(1,766)

Distribution of 2019 profit:
Reserves		—	—	488,318	(488,318)	—	—	—	—	—	—	—	—
Dividends		—	—	(113,230)	—	—	—	—	—	—	(113,230)	—	(113,230)
Interim dividend		—	—	—	(136,828)	136,828	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	767,333	(625,146)	136,828	5,850	—	—	—	284,865	(394,011)	(109,146)

Balance at 31 December 2020		119,604	910,728	3,776,932	618,546	—	(43,734)	(272,529)	(1,155)	—	5,108,392	1,611,663	6,720,055
Translation differences		—	—	—	—	—	—	605,620	—	—	605,620	110,124	715,744
Cash flow hedges		—	—	—	—	—	—	—	—	3,130	3,130	—	3,130
Other comprehensive income		—	—	—	—	—	—	—	286	—	286	—	286
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	605,620	286	3,130	609,036	110,124	719,160
Profit/(loss) for the year		—	—	—	188,726	—	—	—	—	—	188,726	76,601	265,327
Total comprehensive income / (expense) for the year		—	—	—	188,726	—	—	605,620	286	3,130	797,762	186,725	984,487
Net change in treasury stock	Note 16 (d)	—	—	—	—	—	(120,455)	—	—	—	(120,455)	—	(120,455)
Acquisition / Divestment of non-controlling interests	Note 16 (c)	—	—	(1,611)	—	—	—	—	—	—	(1,611)	1,522	(89)
Other changes		—	—	(8,036)	—	—	—	—	—	—	(8,036)	82	(7,954)
Distribution of 2020 profit:
Reserves		—	—	618,546	(618,546)	—	—	—	—	—	—	—	—
Dividends		—	—	(252,443)	—	—	—	—	—	—	(252,443)	(6,503)	(258,946)
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	356,456	(618,546)	—	(120,455)	—	—	—	(382,545)	(4,899)	(387,444)

Balance at 31 December 2021		119,604	910,728	4,133,388	188,726	—	(164,189)	333,091	(869)	3,130	5,523,609	1,793,489	7,317,098

Translation differences		—	—	—	—	—	—	402,542	—	—	402,542	97,780	500,322
Cash flow hedges	Note 29	—	—	—	—	—	—	—	—	(3,568)	(3,568)	—	(3,568)
Other comprehensive income		—	—	—	—	—	—	—	(7,215)	—	(7,215)	—	(7,215)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	402,542	(7,215)	(3,568)	391,759	97,780	489,539
Profit/(loss) for the year		—	—	—	208,279	—	—	—	—	—	208,279	62,867	271,146
Total comprehensive income / (expense) for the year		—	—	—	208,279	—	—	402,542	(7,215)	(3,568)	600,038	160,647	760,685
Net change in treasury stock	Note 16 (d)	—	—	—	—	—	1,969	—	—	—	1,969	—	1,969
Acquisition / Divestment of non-controlling interests		—	—	—	—	—	—	—	—	—	—	373,468	373,468
Other changes		—	—	4,322	—	—	—	—	—	—	4,322	2	4,324

Distribution of 2021 profit:
Reserves		—	—	188,726	(188,726)	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	193,048	(188,726)	—	1,969	—	—	—	6,291	373,470	379,761

Balance at 31 December 2022		119,604	910,728	4,326,436	208,279	—	(162,220)	735,633	(8,084)	(438)	6,129,938	2,327,606	8,457,544

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

(2)   Basis of Presentation

The consolidated financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated financial statements for 2022 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) which for Grifols Group purposes, are identical to the standards as endorsed by the International Financial Reporting Standards as adopted by the European Union (IFRS-EU) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2022, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended.

At their meeting held on 13 April 2023 the Board of Directors of Grifols, S.A. authorized for issue the 2022 consolidated financial statements.

The consolidated financial statements are presented in thousands of Euros, which is the functional and presentation currency of the Parent.

These consolidated financial statements for 2022 show comparative figures for 2021 and voluntarily show figures for 2020 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for 2022, 2021 and 2020 and the consolidated balance sheet for 2022 and 2021, the effects of the application new standards described in note 2 must be taken into account.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2022 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

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

●	Determination of the fair value of assets, liabilities and contingent liabilities in relation to business combinations. The fair value methods used by the Group are detailed in note 3
●	Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 6. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.
●	Evaluation of the capitalization of development costs (see note 4(d)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.
●	The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(q) and 27).
●	Determination of chargebacks made to certain customers in the United States (see note 4 (p)).

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 29.

(b)   Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2022, 2021 and 2020, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

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

Changes in associates and jointly controlled entities are detailed in note 10.

Changes in subsidiaries

In 2022:

●	Albimmune, S.L.

On 13 January 2022, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited, Inc., reached an agreement to acquire 51% of the shares of Albimmune, S.L. for a total amount of Euros 3,000.

●	VCN Biosciences, S.L.

On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand.

As a result of this divestment, the Group has recognized income of Euros 7,557 thousand in the statement of profit and.

●	Biomat USA, Inc.

Effective 1 April 2022, Biomat USA Inc. and Talecris Plasma Resources, Inc. entered into a merger agreement, and the resulting company was Biomat USA, Inc.

●	Biotest AG and Grifols Biotest Holdings GmbH

On 25 April 2022, and once all regulatory approvals had been obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG and the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, for Euros 1,460,853 thousand (see note 3).

●	Access Biologicals Inc.

On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollars 142 million (see note 3 and 10).

●	Grifols México, S.A. de C.V.

Effective 15 December 2022, Grifols México, S.A. de C.V. and Logística Grifols, S.A. de C.V. entered into a merger agreement, and the resulting company was Grifols México, S.A. de C.V.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In 2021:

●	Grifols Pyrenees Research Center, SL

Grifols, through its wholly-owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), owns 80% of the company Grifols Pyrenees Research Center, SL, which was created to develop and manage a new research center specializing in immunology, which will enhance the knowledge of the human immune system and develop new immunological therapies. The contribution made by the Group amounted to Euros 2 thousand.

The remaining 20% belongs to the Government of Andorra, through its economic promotion office Andorra Desenvolupament i Inversió.

●	Gigagen, Inc.

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million.

With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it is considered a group company and started to be consolidated under the full integration method. Until that date, the previous shareholding of 43.96% was accounted for by the equity method. The difference between the fair value of the previous shareholding and the value recognized in books was Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a gain for this amount “Profit/Loss of equity accounted investees” in the statement of profit and loss (see note 3).

●	Prometic Plasma Resources, Inc.

On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., reached an agreement to acquire all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 3).

●	Grifols Escrow Issuer, S.A.

On August 26, 2021, Grifols, S.A. acquired all of the shares of Grifols Escrow Issuer, S.A. for a total consideration of US Dollars 60 thousand.

●	Araclon Biotech, SL

In October 2021 Araclon Biotech, S.L carried out a share capital increases of Euros 10 million. After the latter capital increase Grifols’ interest rises to 75.85%.

●	Haema Plasma Kft.

On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. (see note 3 (b)).

The following companies were incorporated during 2021 and were included in the consolidated Grifols Group.

●	Grifols Middle East&Africa, LLC
●	Grifols Bio North America, LLC
●	Biomat Holdco, LLC
●	Biomat Newco, Corp

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

In 2020:

●	Grifols Diagnostic Solutions, Inc.

On 30 March 2020, Grifols closed a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols delivered 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange received 1,766 million SRAAS shares (representing 26.2% of the share capital). Thus, Grifols became the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS (see note 10).

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

(c)	Amendments to IFRS in 2022, 2021 and 2020

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated financial statements of the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Effective in 2020

Mandatory application for annual periods
beginning on or after:
Standards		EU effective date	IASB effective date
IAS 1 IAS 8	Definition of Material (issued on 31 October 2018)	1 January 2020	1 January 2020

Various	Amendments to Reference to the Conceptual Framework in IFRS Standards (issued on 29 March 2018)	1 January 2020	1 January 2020

IFRS 3	Amendment to IFRS 3 Business Combination (issued on 22 October 2018)	1 January 2020	1 January 2020
IFRS 9
IAS 39	Interest rate Benchmark Reform (issued on 26 September 2019)	1 January 2020	1 January 2020
IFRS 7
IFRS 16	Covid 19 - Related Rent concessions (issued on 28 May 2020)	1 June 2020	1 June 2020

Effective in 2021

Mandatory application for annual periods
beginning on or after
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

Effective in 2022

The following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force in 2022 and, therefore, have been taken into account in the preparation of these consolidated financial statements:

Mandatory application for annual periods
beginning on or after:
Standards		EU effective date	IASB effective date
Amendments issued 14 May 2020 to:
– IFRS 3 Business Combinations: references to the Conceptual Framework;
Various	– IAS 16 Property, Plant and Equipment: Proceeds before Intended Use;	1 January 2022	1 January 2022
– IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts — Cost of Fulfilling a Contract ; and
– Annual Improvements to IFRSs 2018-2020: IFRS 1, IFRS 9, IFRS 16 and IAS 41.

The application of these standards and interpretations has had no significant impact on these consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Standards issued but not effective in 2022

At the date these consolidated financial statements were authorized for issue, the following IFRS and amendments have been published by the European Union but their application is not mandatory until the future periods indicated below:

Mandatory application for annual periods
beginning on or after:
Standards		EU effective date	IASB effective date
IAS 1

Amendments to IAS 1 Presentation of Financial Statements: - Classification of Liabilities as Current or Non-current Date (issued on 23 January 2020); - Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on 15 July 2020); and - Non-current Liabilities with Covenants (issued on 31 October 2022)

		pending	1 January 2024
IFRS 16	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022)	pending	1 January 2024
IFRS 17	Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)	1 January 2023	1 January 2023
IAS 8	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estitmates (issued on 12 February 2021)	1 January 2023	1 January 2023
IAS 1	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on 12 February 2021)	1 January 2023	1 January 2023
IAS 12	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021)	1 January 2023	1 January 2023
IFRS 17	Amendments to IFRS 17 Isurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (issued on 9 December 2021)	1 January 2023	1 January 2023

The Group has not applied any of these standards or interpretations in advance of their effective date.

The application of these standards and interpretations has had no significant impact on these consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(3)   Business Combinations and Divestments

2022

a)Prometic Plasma Resources, Inc.

On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics, Inc., acquired all the shares of Prometic Plasma Resources Inc. for a total of Canadian Dollars 11,127 thousand (Euros 7,757 thousand).

Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

	Reference	Thousands of Euros	Canadian Dollars
Cost of the business combination
Consideration paid		7,757	11,127
Total consideration paid		7,757	11,127

Fair value of net assets acquired		4,933	7,075

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	2,824	4,052

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair Value
		Thousands of Canadian
	Thousands of Euros	Dollars
Other Intangible Assets	551	791
Rights of Use	238	341
Property, plant and equipment	36	51
Inventories	71	102
Trade and other reeceivables	4,603	6,602

Other current assets	9	13

Cash and cash equivalents	32	46

Total Assets	5,540	7,946

Non-current financial liabilities	(32)	(46)
Current financial liabilities	(264)	(379)
Trade and other payables	(311)	(446)
Total Liabilities	(607)	(871)
Total net assets acquired	4,933	7,075

The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licenses and workforce.

b)Haema Plasma Kft.

On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. Scranton is a shareholder of Grifols.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On 1 February 2021 the Group signed a call option on the shares of Haema Plasma kft, exercisable by the Group only 12 months after signing and with an expiry of 48 months from the date on which the option becomes exercisable. The option price was set at thirteen times EBITDA minus net debt.

The Group has potential voting rights arising from the option to purchase the shareholding and these are substantive, based on:

●	A call option for Grifols which gives it the irrevocable and exclusive right (not an obligation) to acquire the Haema Plasma Kft shareholding at any time after 1 February 2022.
●	Grifols is committed to providing support services in the business of collecting, processing and distributing plasma from the donation centres. There is also a Plasma Supply Agreement whereby the plasma produced by these entities will be used almost entirely to cover Grifols’ needs. There is no sales exclusivity.
●	There are no shareholder agreements that provide for relevant decisions to be approved in a manner other than by majority vote.

The above are indicators of the power that Grifols acquires over this entity, considering that the call option is likely to be exercised and Grifols will have the financial capacity to carry it out.

Consequently, at the time the option becomes exercisable, the option empowers Grifols, even though it has not yet been exercised, and Haema Plasma Kft. is therefore included in Grifols’ consolidated financial statements from 2022.

Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below:

		Thousands of	Thousands of
	Reference	Euros	Hungarian Forint
Call option price		16,948	6,228,796
Total consideration		16,948	6,228,796

Fair value of net assets acquired		2,209	812,371

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	14,739	5,416,425

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The provisional amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair Value
		Thousands of Hungarian
	Thousands of Euros	Forint
Other Intangible assets	37	13,620
Rights of Use	3,421	1,257,286
Property, plant and equipment	1,301	478,222
Other non-current assets	302	110,810
Deferred tax assets	13	4,742

Inventories	2,784	1,022,926

Trade and other receivables	357	131,821
Other current assets	252	92,769
Cash and cash equivalents	3,343	1,228,356

Total Assets	11,810	4,340,552

Provisions	(169)	(61,946)
Non-current financial liabilities	(2,517)	(925,074)
Current financial liabilities	(4,281)	(1,573,216)
Trade and other payables	(2,100)	(771,861)
Other current liabilities	(534)	(196,084)
Total Liabilities and contingent liabilities	(9,601)	(3,528,181)
Total net assets acquired	2,209	812,371

The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licences and workforce.

c)VCN Biosciences, S.L.

On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand.

As a result of this divestment, the Group has recognized an income of Euros 7,557 thousand under “other income” in the statement of profit and loss. VCN’s net assets were derecognised from the consolidated group as of the indicated date.

d)Biotest AG

On 25 April 2022, and once all regulatory approvals were obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand. The transaction was structured as follows:

●	Grifols acquired the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG for Euros 1,090,518 thousand. This amount included a loan from Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, to Biotest AG of Euros 317,876 thousand. The Biotest shares were valued at Euros 43.00 per ordinary share (17,783,776 shares) and Euros 37.00 per preference share (214,581 shares).
●	At the same time as the transaction, Grifols closed the voluntary takeover bid to all shareholders, which involved the payment of 370,335 thousand of euros for 1,435,657 ordinary shares at 43.00 euros per share and 8,340,577 preference shares at 37.00 euros per share.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The investment in Biotest will significantly strengthen Grifols’ capabilities, including its scientific and technical capabilities, helping to strengthen the availability of plasma medicines, its commercial presence and its R&D pipeline. With the opening of 2 new centers, Biotest now has 28 plasma donation centers in Europe.

Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below:

	Reference	Thousands of Euros
Cost of the business combination
Consideration paid		1,460,853
Total consideration paid		1,460,853

Fair value of net assets acquired		1,157,229

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	303,624

The resulting goodwill has been allocated to the Biopharma segment.

The provisional amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows:

Fair Value
Thousands of Euros
Other Intangible Assets	1,172,582
Rights of Use	25,256
Property, plant and equipment	545,667
Other non-current assets	13,969
Deferred Tax Assets	9,109
Inventories	259,316

Contract Assets	35,319

Trade and other receivables	88,249
Other current assets	25,644
Cash and cash equivalents	94,662

Total assets	2,269,773

Non-controlling interests	(356,386)
Non-current provisions	(120,298)
Non-current financial liabilities	(182,761)
Other non-current liabilities	(9)
Deferred tax liabilities	(347,192)
Current Provisions	(18,239)
Current financial liabilities	(35,052)
Trade and other payables	(40,489)
Other current liabilities	(12,118)
Total Liabilities and contingent liabilities	(1,112,544)
Total net assets acquired	1,157,229

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As part of the purchase price allocation, the company has determined that identifiable intangible assets are the research and development projects in progress, the current product portfolio as well as certain distribution agreements.

The fair value of intangible assets has been estimated using an income approach and the projected cash flows have been discounted using rates between 8.6% and 11%. The cash flows have been based on estimates used to establish the transaction price and the discount rates applied have been compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital.

The fair value of research and development projects in progress involving plasma therapies (Fibrinogen, IgM and IgG) has been estimated in accordance with an income approach based on the Multiple-Period Excess Earnings Method for the application of which the results of such projects have been adjusted for the probability of success according to the clinical phase of the project at the date of the transaction.

The current product portfolio comprises regulatory approvals, trademarks, patient relationships and physician relationships related to products currently marketed by Biotest. The distribution agreements identified as intangible assets relate to the distribution of certain products in different geographic regions. In both cases, the fair value has been determined using the Multiple-Period Excess Earnings Method.

Research and development projects in progress, the current product portfolio and distribution agreements are amortized on a straight-line basis over an average period of 20, 30 and 7.5 years, respectively.

If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 154,846 thousand and the group result by Euros (15,434) thousand.

The Group has recognized under operating expenses in the consolidated statement of profit and loss an amount of Euros 23,600 thousand of transaction costs.

e)Access Biologicals Inc.

On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollars 142 million. With the acquisition of 100% of the stake, Grifols obtains control over Access Biologicals LLC and is therefore considered a group company and consolidated under the full consolidation method. The difference between the fair value of the previous shareholding and the recognised carrying amount is Euros 72,984 thousand (US Dollars 77,209 thousand), and a gain of this amount is recognised under “ Profit/(loss) of equity accounted investees “ in the statement of profit and loss (see note 10).

Access Biologicals’ core business is the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provides support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below:

			Thousands of US
	Reference	Thousands of Euros	Dollars
Cost of the business combination
First share purchase		48,218	51,010
Second share purchase (present value)		134,742	142,544
Total consideration paid		182,960	193,554

Gain on the previously held investment		72,984	77,209
Accumulated gain for equity method before acquisition date		8,256	8,735
Step-up of the previously held investment		81,240	85,944

Fair value of net assets acquired		(83,366)	(88,193)

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	180,834	191,305

The provisional amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair Value
	Thousands of	Thousands of US
	Euros	Dollars
Other Intangible Assets	82,080	86,832
Property, plant and equipment	2,589	2,739
Other non-current assets	75	79
Inventories	16,836	17,811
Trade and other receivables	7,522	7,958
Other current assets	1,529	1,618
Cash and cash equivalents	2,987	3,160

Total Assets	113,618	120,197

Trade and other payables	(7,249)	(7,669)
Deferred tax liabilities	(22,981)	(24,312)
Other non-current liabilities	(22)	(23)

Total Liabilities and contingent liabilities	(30,252)	(32,004)
Total net assets acquired	83,366	88,193

The resulting provisional goodwill has been allocated to the Bio-Supplies segment.

As part of the purchase price allocation, the Company has determined that identifiable intangible assets are customer relationships.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Customer relationships have been valued using the Multiple-Period Excess Earnings Method, for the application of which a discount rate of 8.1% has been considered and a decline rate resulting in an average useful life of 14 years. The cash flows have been based on estimates used to establish the transaction price and the discount rate applied has been compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill. The factors contributing to its recognition have been the acquired workforce as well as the expected benefits from the combination of the Group’s activities.

If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 4,402 thousand and the group result by Euros 1,819 thousand.

The Group has recognized under operating expenses in the consolidated statement of profit and loss an amount of Euros 486 thousand of transaction costs.

f)Goetech, LLC

In July 2022, Grifols closed an agreement to sell in cash substantially all of the assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, for a US Dollars 91,635 thousand Enterprise Value (Euros 90,002 thousand). MedKeeper develops and markets innovative mobile and cloud-based IT applications aimed at helping hospital pharmacies boost productivity, process safety and compliance.

As a consequence of this divestment, the Group has recognized an income of Euros 23,106 thousand in the profit and loss account. Goetech’s net assets were derecognized from the consolidated group as of the indicated date.

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

With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it was considered a group company and is consolidated under the full consolidation method. Until that date, the previous shareholding of 43.96% was accounted for using the equity method. The difference between the fair value of the previous shareholding and the value recognized in books was Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a profit for this amount under “Profit/(loss) of equity accounted investees “ in the statement of profit and loss.

From the total amount agreed, as of 31 December 2021, an amount of Euros 38,201 thousand was paid in cash and Euros 36,591 thousand were payable. This amount was presented under “Current financial liabilities” in the balance sheet and it was paid in March 2022.

The Group recognized an amount of Euros 404 thousand of transaction costs under operating expenses in the consolidated statement of profit and loss.

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

		Thousands of	Thousands of
	Reference	Euros	US Dollars
Consideration paid
First share purchase		38,201	46,203
Second share purchase (present value)		35,227	42,608
Total consideration paid		73,428	88,811

Fair value of the previous investment in the company		50,792	61,434

Fair value of net assets acquired		18,760	22,691
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	105,460	127,554

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

		Fair value
		Thousands of	Thousands of
	Reference	Euros	US Dollars
Development costs in progress	Note 7	24,027	29,061
Property, plant and equipment	Note 7	1,168	1,413
Non-current financial assets		151	183
Trade and other receivables		56	68
Other current assets		2,368	2,864
Cash and cash equivalents		12,389	14,985

Total assets		40,159	48,574
Non-current liabilities		(17,792)	(21,520)
Current liabilities		(3,607)	(4,363)
Total liabilities and contingent liabilities		(21,399)	(25,883)
Total net assets identified		18,760	22,691

The fair value of the R&D projects in progress was estimated based on market approach of comparable transactions.

The resulting goodwill was allocated to the others segment and includes the specialized R&D workforce and the portfolio of future early stage products.

The acquired business generated consolidated results for the Group during the period from the acquisition date to year-end in the amount of Euros 4,350 thousand.

If the acquisition had occurred as of 1 January 2021, the Group’s net revenues and results would not have changed significantly.

●	BPL Plasma, Inc.

On 28 February 2021, Biomat USA, Inc. the Group’s American subsidiary, acquired 25 plasma donation centers in the United States from BPL Plasma, Inc. a subsidiary of Bio Products Laboratory Holdings Limited, for US Dollars 385 million.

The transaction received the necessary regulatory approvals and was financed with its own resources, without issuing debt.

Grifols will obtain approximately one million liters of plasma per year from these centers.

The Group recognized transaction costs of Euros 2,764 thousand in operating expenses in the consolidated statement of profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below:

	Reference	Thousands of Euros	Thousands of US Dollars
Consideration paid
First payment made		9,921	12,000
Cash paid at the transaction closing date		308,016	372,548
Total consideration paid		317,937	384,548
Fair value of net assets acquired		15,039	18,190
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	302,898	366,358

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

		Fair value
	Reference	Thousands of Euros	Thousands of US Dollars
Property, plant and equipment	Note 9	14,406	17,424
Non-current financial assets		85	103
Inventories		557	674
Total assets		15,048	18,201
Current liabilities		(9)	(11)
Total liabilities and contingent liabilities		(9)	(11)
Total net assets identified		15,039	18,190

The resulting goodwill was allocated to the Biopharma segment and included the donor database, licenses and workforce.

●	Acquisition of plasma centers from Kedplasma, LLC.

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

The transaction received the necessary regulatory approvals and was financed with equity without issuing debt.

The Group recognized transaction costs of Euros 625 thousand in operating expenses in the consolidated statement of profit and loss.

Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below:

	Reference	Thousands of Euros	Thousands of US Dollars
Consideration paid		45,638	55,200
Total consideration paid		45,638	55,200
Fair value of net assets acquired		2,692	3,256
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	42,946	51,944

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

		Fair value
	Reference	Thousands of Euros	Thousands of US Dollars
Property, plant and equipment	Note 9	2,448	2,961
Inventories		244	295
Total assets		2,692	3,256
Total net assets identified		2,692	3,256

The resulting goodwill was allocated to the Biopharma segment and included the donor database, licenses and workforce.

●	Prometic Plasma Resources, Inc.

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

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

	Reference	Thousands of Euros
Consideration paid
Cash paid		10,000
Total consideration paid		10,000
Fair value of the previous investment in the business		10,674
Fair value of net assets acquired		21,374
Non-controlling interests		(10,687)
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	9,987

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities acquired are as follows:

		Fair Value
	Reference	Thousands of Euros
Intangible assets	Note 7	177
Rights of use	Note 8	7,856
Property, plant and equipment	Note 9	6,506
Investment in group companies		9,548
Non-current financial assets		5,017
Inventories		1,114
Trade and other receivables		811
Other current assets		333
Cash and cash equivalents		359
Total assets		31,721
Deferred tax liabilities		(1,364)
Other non-current liabilites		(7,575)
Current liabilities		(1,408)
Total liabilities and contingent liabilities		(10,347)
Total net assets acquired		21,374

The resulting goodwill was allocated to the Biopharma segment, and it included the donor data base, licenses and workforce.

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

On 15 October 2020, and as a result of the aforementioned share purchase agreement, Grifols proceeded to acquire 57.55% of the capital of Alkahest. After the transaction, the Group owns 100% of the company’s share capital. Given that Grifols already had control of Alkahest, the transaction has been recorded as an agreement with the non-controlling interest, which has meant the recognition of a liability at amortized cost of Euros 121,149 thousand (US Dollars 143,706 thousand) and a decrease in “Non-

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

controlling interests” in the amount of Euros 121,486 thousand (US Dollars 143,307 thousand), net of recorded losses and “Other reserves “in the amount of Euros 337 thousand (US Dollars 399 thousand).

At 31 December 2020, the amount payable totaled Euros 100,492 thousand and was presented under the line item “Current financial liabilities”. This amount was settled on 1 February 2021(see note 20).

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

		Thousands of US
	Thousands of Euros	Dollars
Cost of the business combination
First repurchase of non-controlling interests	18,797	22,235
Second repurchase of non-controlling interests (present value)	104,628	123,765
Total business combination cost	123,425	146,000

Fair value of the previous investment in the business	91,023	107,671
Fair value of net assets acquired	140,076	165,696
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	74,372	87,975

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities acquired are as follows:

	Fair Value
		Thousands of
	Thousands of Euros	US Dollars
Other Intangible Assets	265,617	314,198
Property, plant and equipement	4,970	5,879
Other non-current assets	178	210
Trade and other receivables	2,552	3,019
Other current assets	1,609	1,904
Cash and cash equivalents	7,563	8,946
Total assets	282,489	334,156
Non-current financial liabilities	(42,269)	(50,000)
Deferred tax liabilities	(74,372)	(87,975)
Other non-current liabilities	(19,644)	(23,237)
Trade and other payables	(1,863)	(2,204)
Other current liabilities	(4,265)	(5,044)
Total Liabilities	(142,413)	(168,460)
Fair value of net assets acquired	140,076	165,696

The resulting goodwill was allocated to the Others segment and it mainly includes the workforce.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

Upon the execution of the Transaction, and by means of a plasma supply agreement, the Group has also committed to supplying certain output of plasma arising out of the collection centers to GC Pharma for a 24-month period.

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

(4)Significant Accounting Policies

(a)	Consolidation

Dependents

Subsidiaries are considered to be those over which the Group exercises control. A subsidiary is controlled when, due to its involvement in it, it is exposed, or has the right, to variable returns and has the capacity to influence such returns through the power it exercises over it.

The income, expenses and cash flows of subsidiaries are included in the consolidated financial statements from the date of acquisition, which is the date on which the Group effectively obtains control of the subsidiaries. Subsidiaries are excluded from consolidation from the date on which control is lost.

Transactions and balances with Group companies and unrealized gains or losses have been eliminated in consolidation.

The accounting policies of the subsidiaries have been adapted to the Group’s accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

The financial statements of the subsidiaries used in the consolidation process are as of the same reporting date and for the same period as those of the Parent Company.

Appendix I includes information on the subsidiaries included in the Group’s consolidation.

Business combinations

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The acquisition method is used to account for the acquisition of subsidiaries in a business combination. The acquisition date is the date on which the Group obtains control of the acquired business.

The acquisition cost of a subsidiary is determined at the acquisition date and comprises (i) the fair values of assets delivered, (ii) liabilities incurred or assumed, (iii) equity instruments issued, (iv) the fair value of any asset or liability resulting from a contingent consideration arrangement and (v) the fair value of any previous interest in the subsidiary. Any disbursement that is not part of the exchange for the acquired business is excluded.

Acquisition-related costs are expensed as incurred.

The Group recognizes identifiable assets acquired and liabilities and contingent liabilities assumed at fair value at the acquisition date. Assets held for sale, liabilities for employee compensation, transactions with payments based on equity instruments, deferred tax assets and liabilities and right-of-use assets and liabilities and lease liabilities are excluded from the application of this criterion.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquired subsidiary and the acquisition-date fair value of any previous interest in the acquired subsidiary over the fair value of the identifiable net assets is recorded as goodwill. If these amounts are less than the fair value of the identifiable net assets of the acquired subsidiary, the difference is recognized in profit or loss as a bargain purchase.

When settlement of any part of the cash consideration is deferred, amounts payable in the future are discounted to their present value at the date of exchange.

Contingent consideration is classified as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured at fair value with changes in fair value recognized in profit or loss.

When the business combination could only be determined on a provisional basis, the identifiable net assets are initially recorded at their provisional values, recognizing the adjustments made during the measurement period as if they had been known at the acquisition date, restating comparative figures for the previous year, if applicable. The adjustments to the provisional values only incorporate information relating to facts and circumstances that existed at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. The measurement period should not exceed twelve months from the date of acquisition.

If the business combination is carried out in stages, the acquisition-date carrying amount of the previously held equity interest of the acquiree is remeasured at its acquisition-date fair value, with any resulting gain or loss recognized in profit or loss.

Non-controlling interests

Non-controlling interests in subsidiaries are recorded at the acquisition date at their percentage of interest in the fair value of the identifiable net assets, without considering potential voting rights. In addition, the profit or loss for the year and each component of other comprehensive income allocated to the non-controlling interest is allocated in proportion to its percentage of ownership.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated balance sheet, respectively.

The increase and reduction of non-controlling interests in a subsidiary while maintaining control is recognized as an equity transaction in reserves.

Associated

Associated entities are those over which the Group exercises significant influence, understood as the capacity to intervene in financial and operating decisions, without the existence of control or joint control.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Investments in associates are initially recognized at acquisition cost, including costs directly attributable to the acquisition and any active or passive contingent consideration that depends on future events or the fulfillment of certain conditions.

Subsequently, investments in associates are accounted for by the equity method from the date on which significant influence is exercised until the date on which the Company can no longer justify the existence of significant influence.

The excess between the cost of the investment and the Group’s share of the fair values of the identifiable net assets is recorded as goodwill, which is included in the carrying amount of the investment. The shortfall, once the amounts of the cost of the investment and the identification and valuation of the net assets of the associate have been evaluated, is recorded as income in the determination of the investor’s share in the results of the associate for the year in which it was acquired.

The accounting policies of the associated companies have been subject to time and valuation homogenization in the same terms as those referred to in the subsidiaries.

The Group’s share in the profits or losses of associates obtained from the date of acquisition is recorded as an increase or decrease in the value of the investments with a credit or debit to “ Profit/(loss) of equity accounted investees “. Likewise, the Group’s share in the other comprehensive income of associates obtained since the acquisition date is recorded as an increase or decrease in the value of the investments in associates, with the balancing entry by nature being recognized in other comprehensive income. Dividend distributions are recorded as decreases in the value of investments. To determine the Group’s share of profits or losses, including impairment losses recognized by associates, income or expenses arising from the acquisition method are considered.

When the Group’s share of losses on an equity accounted investment equals or exceeds its interest in the entity, the Group does not recognize additional losses unless it has incurred obligations or made payments on behalf of the other entity.

The Group’s share in the profits or losses of associates and changes in equity is determined on the basis of the ownership interest at year-end, without considering the possible exercise or conversion of potential voting rights. However, the Group’s share is determined considering the possible exercise of potential voting rights and other derivative financial instruments that, in substance, grant current access to the economic benefits associated with ownership interests, i.e. the right to participate in future dividends and changes in the value of associates.

After applying the equity method, the Group assesses whether there is objective evidence of impairment of the net investment in the associate. The impairment calculation is determined by comparing the carrying amount of the net investment in the associate with its recoverable amount, where recoverable amount is the higher of value in use or fair value less costs of disposal. In this regard, the value in use is calculated based on the Group’s share of the present value of the estimated cash flows from ordinary activities and the amounts that could result from the final disposal of the associate. The recoverable amount of the investment in an associate is assessed in relation to each associate (see note 10), unless it does not constitute a cash-generating unit (CGU). Impairment losses are not allocated to goodwill or other assets implicit in the investment in associates arising from the application of the acquisition method. In subsequent years, reversals of the value of investments are recognized against income, to the extent that there is an increase in the recoverable value. Impairment losses are presented separately from the Group’s share in the results of associates.

Appendix I includes information on subsidiaries and associates included in the Group’s consolidation.

Joint agreements

Joint arrangements are those in which there is a contractual agreement to share control over an economic activity, so that decisions on the relevant activities require the unanimous consent of the Group and the other operators. Investments in joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Interests in joint ventures are accounted for by the equity method, after initially being recognized at cost in the consolidated balance sheet.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)Transactions and balances in foreign currencies

Transactions in foreign currencies are translated to the functional currency using the average exchange rate of the previous month provided that it does not differ significantly from the exchange rate at the date of the transaction. Foreign currency gains and losses resulting from the settlement of these transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at closing exchange rates are recognized in profit or loss except when there are qualified cash flow hedges and qualified net investment hedges that are deferred to equity.

The effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies is presented separately in the statement of cash flows as “Effect of exchange rate changes on cash”.

The translation of foreign operations whose functional currency is not that of a hyperinflationary country has been made by applying the following criteria:

●	Assets and liabilities, including goodwill and adjustments to net assets arising from the acquisition of businesses, are translated at the closing exchange rate at each balance sheet date;
●	Revenues and expenses are translated at the average exchange rate of the previous month, as an approximation of the exchange rate at the date of the transaction;
●	Translation differences resulting from the application of the above criteria are recognized in other comprehensive income.

(c)Goodwill

After initial recognition, goodwill is recorded at cost, less any accumulated impairment loss, which is not reversible.

Goodwill is not amortized, but is tested for impairment on an annual basis or more frequently in the event that events indicative of a potential loss in the value of the asset have been identified. For these purposes, goodwill resulting from business combinations is allocated to each of the cash generating units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the combination and the criteria referred to in note 6 are applied. CGUs or groups of CGUs are identified at the lowest level that goodwill is controlled for the purpose of internal management (Note 6).

(d)Intangible assets

Intangible assets are recorded at cost (acquisition or development) or at fair value when acquired in a business combination, less accumulated amortization and any accumulated impairment losses.

Any expenses incurred during the research phase of projects are recognized as an expense when incurred.

Costs related to development activities for internally generated intangible assets are capitalized to the extent that:

●	The Group has technical studies that justify the viability of the production process;
●	There is a commitment by the Group to complete production of the asset so that it is in a condition for sale or internal use;
●	The asset will generate sufficient economic benefits;
●	The Group has the technical and financial resources to complete the development of the asset and has developed budget control and analytical accounting systems that make it possible to monitor the budgeted costs, the modifications introduced and the costs actually charged to the various projects.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

These development costs are recorded as income under the heading “self-constructed non-current assets” in the consolidated statement of profit and loss when they are capitalized. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

The Group amortizes its intangible assets with finite useful lives by distributing the cost of the assets on a straight-line basis according to the following criteria:

	Amortisation method	Rates
Development expenses	Straight line	10%
Concessions, patents, licenses, trademarks and similar	Straight line	4% - 20%
Computer software	Straight line	33%
Currently marketed products	Straight line	3% - 10%

Intangible assets with indefinite useful lives are not subject to amortization but are tested for impairment at least once a year.

The Group reviews the useful lives of intangible assets at the end of each year. Changes in the initially established criteria are recognized as a change in estimate.

(e)Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and, if applicable, accumulated impairment losses.

Cost includes, among other items, direct labor costs used in the construction of the asset and a portion of the costs indirectly attributable to the asset. These two items are recorded as income under the heading “Self-constructed non-current assets” in the consolidated statement of profit and loss, when capitalized.

Finance costs incurred that are directly attributable to the acquisition or construction of the asset until the asset is ready for use also form part of the cost.

Likewise, expansion or improvement costs are included as an increase in the value of the asset when they represent an increase in its capacity or an extension of its useful life. However, maintenance costs are recognized in income when incurred.

Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets, less their residual value.

Depreciation of property, plant and equipment is determined by applying the following criteria:

	Depreciation method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	4%-10%
Other property, plant and equipment	Straight line	7%-33%

The Group reviews the residual value, useful life and depreciation method of property, plant and equipment at the end of each reporting period. Changes in the initially established criteria are recognized as a change in estimate.

(f)	Leases

Lessee

The determination of whether a contract is or contains a lease is based on an analysis of the contractual arrangement and requires an assessment of whether the lessee has the right to control the use of the identified asset and to obtain all of the economic benefits from the use of the asset throughout the lease term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The lease term is the non-cancelable period considering the initial term of each contract unless the Group has a unilateral extension or termination option and there is reasonable certainty that such option will be exercised in which case the corresponding extension or early termination term will be considered.

In lease contracts where the Group acts as lessee, it is recognized at the lease commencement date (i.e. the date on which the underlying asset is available for use):

●	A liability for the present value of the installments to be paid over the lease term, using the incremental borrowing or implicit interest rate as the discount rate when expressly indicated in the contract and,
●	A right-of-use asset representing the right to use the underlying leased asset during the term of the lease.

Lease liabilities include fixed lease payments less any incentives, as well as variable payments that depend on an index or interest rate known at the date of inception of the lease. Also included is the exercise price of the purchase option when the lessee is reasonably certain of exercising it. After initial recognition, the liability is increased by the interest on the lease liability and reduced by the payments made. The liability is also remeasured if there are changes in the amounts payable and the lease terms. Payments included in the lease payments corresponding to maintenance, electricity, water, gas, security, cleaning, among others, are not part of the lease liability and are recognized as an expense.

The incremental borrowing rate is determined taking into account: (i) geographic areas, (ii) financial term, (iii) lease term, (iv) risk-free rate as reference rate and (v) financial spread.

Rights-of-use assets are measured at cost, less accumulated amortization and impairment losses (if any) and adjusted as a result of the remeasurement of the lease liability. Cost includes the amount of the initial valuation of the lease liability, as well as any amounts previously paid to the lessor prior to or at the commencement date of the lease less any incentives received by the lessor and estimated costs to decommission the leased asset. Amortization of rights of use is provided on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term.

The Group applies the exception to recognition for those contracts where the lease term is 12 months or less or where the value of the leased asset (individually) when new, is less than US Dollars 5,000 or its equivalent in another currency. Consequently, in these cases, the amounts accrued will be recognized as an expense during the lease term.

Lessor

When the Group acts as lessor, it classifies contracts between operating and finance leases. Leases in which the Group acts as lessor while retaining a significant portion of the risks and rewards incidental to ownership of the leased asset are treated as operating leases. Otherwise, the lease is treated as a finance lease.

(g)Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested for impairment annually, or more frequently in the event of events or changes in circumstances that indicate that they may be impaired.

Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

When the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized in the consolidated statement of profit and loss for the difference between both amounts.

The recoverable amount is the higher of an asset’s fair value less costs of disposal and the estimated value in use based on discounted future cash flows expected to arise from the use of the asset. The estimate of value in use considers expectations about possible

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

variations in the amount or timing of cash flows, the time value of money, the price to be paid for bearing the uncertainty related to the asset and other factors that affect the valuation of future cash flows related to the asset.

For the purpose of assessing impairment losses, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets (cash-generating units). Impairment losses on non-financial assets (other than goodwill) are reviewed for possible reversal at the end of each reporting period.

Losses related to the impairment of CGUs are initially allocated to reduce, if applicable, the value of goodwill attributed to the CGU and then to the other assets of the CGU, pro rata based on the carrying amount of each asset, with the limit for each asset being the higher of its fair value less costs of disposal, its value in use and zero.

Impairment losses related to goodwill are not reversible.

(h)Financial instruments

Financial assets

Ranking

The classification of financial assets is determined based on the characteristics of the contractual cash flows of those assets and the business model that represents how the financial assets are managed to achieve a particular business objective. In determining whether the cash flows are obtained through the receipt of contractual cash flows from the assets, consideration is given to the frequency, value and timing of sales in prior periods, the reasons for those sales and expectations regarding future sales activity. This information provides indicative data on how the Group’s stated objective regarding the management of financial assets is achieved and, more specifically, how cash flows are obtained.

Therefore, financial assets are classified according to the following valuation categories based on the business model and are only reclassified when, and only when their business model for managing them changes:

a)Financial assets at amortized cost: includes financial assets, including those admitted to trading on an organized market, for which the Group holds the investment under a business model whose objective is to hold financial assets to receive cash flows from the execution of the contract, and the contractual terms of the asset give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding.

In general, the following are included in this category:

i) Trade receivables: arising from the sale of goods or the rendering of services for trade transactions with deferred payment, and

ii) Receivables from non-trade operations: these arise from loans or credits granted by the Group whose collections are of a determined or determinable amount.

b)Financial assets at fair value through other comprehensive income: this category includes financial assets whose contractual conditions give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding, and are held within the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets. Investments in equity instruments irrevocably designated by the Group at the time of their initial recognition are also included in this category, provided that they are not held for trading and are not to be valued at cost.

c)Financial assets at fair value through profit or loss: includes financial assets held for trading and those financial assets that have not been classified in any of the above categories. Also included in this category are financial assets that are optionally designated by the Group at the time of initial recognition, which otherwise would have been included in another category, because such designation eliminates or significantly reduces a valuation inconsistency or accounting missmatch that would otherwise arise.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Initial measurement

Financial assets are recorded, in general terms, initially at the fair value of the consideration given plus directly attributable transaction costs. However, transaction costs directly attributable to assets recorded at fair value through profit or loss are recognized in the statement of profit and loss for the year.

Trade accounts receivable are initially recognized at the amount of the consideration that is unconditional, unless they contain significant financial components, in which case they are recognized at fair value.

Subsequent measurement

Financial assets at amortized cost are recorded by applying this valuation criterion, charging to the statement of profit and loss the interest accrued by applying the effective interest rate method.

Financial assets included in the fair value category through other comprehensive income are recorded at fair value, without deducting any transaction costs that may be incurred in their disposal. Changes in fair value are recorded directly in equity until the financial asset is derecognized or impaired, at which time the amount so recognized is taken to the statement of profit and loss.

Financial assets at fair value through profit or loss are measured at fair value and the result of changes in fair value is recorded in the statement of profit and loss.

Disposals of financial assets

Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards of ownership.

Impairment

The Group assesses, on a prospective basis, the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income The methodology applied for impairment depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9 which requires expected losses to be recorded from the initial recognition of the receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument.

The practical solution used is the use of a provisioning matrix based on segmentation into homogeneous asset groups, applying historical information on default rates for these groups and applying reasonable information on future economic conditions.

Default rates are calculated based on current default experience over the past year, as it is a very dynamic market, and are adjusted for differences between current and historical economic conditions and considering projected information, which is reasonably available.

Financial liabilities

Financial liabilities assumed or incurred by the Group are classified in the following measurement categories:

(a)Financial liabilities at amortized cost: are those debits and payables of the Group that have arisen from the purchase of goods and services for trading operations, or those which, without having a commercial origin, not being derivative instruments, arise from loan or credit operations received by the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

These liabilities are initially measured at the fair value of the consideration received, adjusted for directly attributable transaction costs. Any difference between the amount received and its repayment value is recognized in the consolidated statement of profit and loss during the repayment period of the debt, applying the effective interest rate method.

(b)Financial liabilities at fair value through profit or loss.

Liability derivative financial instruments are measured at fair value, following the same criteria as those corresponding to financial assets at fair value through profit or loss described in the preceding section.

The Group derecognizes financial liabilities when the obligations that generated them are extinguished.

Assets and liabilities are presented separately in the balance sheet and are only presented at their net amount when the Group has the enforceable right to offset the recognized amounts and, in addition, intends to settle the amounts on a net basis or to realize the asset and settle the liability simultaneously.

Equity instruments

The Group holds financial assets, mainly equity instruments, which are measured at fair value. When Group management has opted to present gains and losses in the fair value of equity investments in other comprehensive income, after initial recognition, the equity instruments are measured at fair value, recognizing the gain or loss in other comprehensive income. Amounts recognized in other comprehensive income are not reclassified to profit or loss, but are reclassified to reserves when the instruments are derecognized. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

(i)Derivative financial instruments and hedging activities

Financial derivatives are recognized at fair value at the date of the contract and at each year-end. The method for recognizing the gain or loss depends on whether the derivative is classified as a hedging instrument, and if so, the nature of the hedged asset.

For accounting purposes, they are classified as follows:

(i) Derivatives qualifying for cash flow hedge accounting

Hedging effectiveness

Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument.

In derivatives such as the euro/dollar cross-currency swap, the Group uses the hypothetical derivative method to assess effectiveness. This hypothetical derivative is constructed without the inclusion of credit risk and currency spread. Under the hypothetical derivative method, the cumulative change in the fair value of the actual currency swap, excluding the effect of the currency spread, will be compared to the cumulative change in the fair value of the hypothetical swap. Therefore, the hypothetical derivative is constructed as a cross-currency swap with fixed euro payment, fixed U.S. dollar receipt without the inclusion of credit risk and foreign currency spread and with a fair value of zero at the date of designation.

Recognition

At the inception of the hedging relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, including whether changes in cash flows of the hedging instruments are expected to offset changes in cash flows of the hedged items. The Group documents its risk management objective and strategy for undertaking its hedging transactions.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The effective portion of changes in the fair value of derivatives designated and classified as cash flow hedges is recognized in equity under “Cash flow hedge reserve”. In the case of cross-currency swaps, the currency spread of the hedging relationship is excluded and treated as hedging costs in equity. The gain or loss corresponding to the ineffective portion is recognized immediately in profit or loss for the year under the heading “Change in fair value of financial instruments”.

Amounts accumulated in the hedging reserve included in shareholders’ equity are transferred to profit or loss when the hedged item affects profit or loss or when ineffectiveness is identified.

The fair value of derivatives designated as hedges is detailed in note 29. Movements in the hedging reserve included in shareholders’ equity are shown in note 16 (c).

(ii) Derivatives that do not qualify for hedge accounting

When derivatives do not meet the criteria for hedge accounting, they are classified as “held for trading”. Changes in fair value are recognized immediately in the consolidated statement of profit and loss.

(j)Own equity instruments

The acquisition of treasury stock is recorded at acquisition cost, reducing equity until the time of disposal. Gains or losses on the disposal of treasury stock are recorded under “Reserves” in the consolidated balance sheet. Transaction costs related to own equity instruments, net of taxes, are recorded as a reduction of equity.

(k)Inventories

Inventories are stated at the lower of weighted average cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business, less the estimated costs to complete production and those necessary to make the sale. For raw materials and other supplies it is the replacement cost.

The cost includes direct materials, direct labor and an appropriate proportion of indirect variable and fixed costs, the latter being allocated on the basis of the normal working capacity of the means of production. The cost of plasma stocks includes the amount delivered to donors, or the amount invoiced by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, and rental and storage costs. The costs of purchased inventories are determined after deducting discounts and rebates when it is probable that the conditions determining their concession will be met. Indirect costs such as management and administrative overheads are recognized as expenses in the period in which they are incurred.

Any previously recognized inventory impairment adjustment is reversed against income under “Cost of sales” when the circumstances that caused the impairment no longer exist or when there is clear evidence of an increase in the net realizable value as a result of a change in economic circumstances. The reversal of the write-down is limited to the lower of cost and the new net realizable value of inventories.

(l)Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks, other short-term highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(m)Government grants

Government grants are recognized when there is reasonable assurance that the conditions attached to the grant will be met and that the grant will be collected.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Non-refundable capital grants are recorded on the liability side of the consolidated balance sheet at the original amount granted and are recognized in the consolidated statement of profit and loss as the related assets financed are depreciated.

Grants received as compensation for expenses or losses already incurred or for the purpose of providing immediate financial support not related to future expenses are credited to the consolidated statement of profit and loss.

Financial liabilities that incorporate implicit aid in the form of the application of below-market interest rates are recognized initially at fair value. The difference between this value, adjusted where appropriate for the costs of issuing the financial liability and the amount received, is recorded as a government grant based on the nature of the grant.

(n)Employee benefits

(i) Defined contribution plans

The Group records the contributions to be made to defined contribution plans as they accrue. The amount of accrued contributions is recorded under “Personnel expenses” in the consolidated statement of profit and loss in the year to which the contribution relates.

(ii) Defined benefit plans

The liability recognized corresponds to the present value of the obligation at the consolidated balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the obligation is determined by discounting the estimated future cash flows at interest rates of bonds denominated in the currency in which the benefits will be paid and with maturities similar to those of the related obligations. Actuarial gains and losses arising from changes in actuarial assumptions or differences between assumptions and reality are recognized in equity under “Other comprehensive income”. Past service costs are recognized in the consolidated statement of profit and loss under “Personnel expenses”.

(iii) Termination benefits

Termination benefits are recognized on the earlier of the following dates: (a) when the Group can no longer withdraw the offer or (b) when the Group recognizes costs of a restructuring within the scope of IAS 37 and this results in the payment of termination benefits.

(iv) Short-term employee benefits

The Group recognizes the expected cost of short-term compensation in the form of paid leave whose rights accrue as employees render the services that entitle them to receive it. If the leave is not accrued, the expense is recognized as the leave is taken.

The Group recognizes the expected cost of profit sharing or employee incentive plans when there is a present legal or constructive obligation as a result of past events and a reliable estimate can be made of the value of the obligation.

(v) Share-based payments

The Group grants share-based payments to certain employees who are rendering services to the company.

The fair value of services received is estimated by estimating the fair value of the shares granted at the grant date. Since the equity instruments granted become vested when the employees complete a certain period of service, the services received are recognized during the vesting period in the statement of profit and loss as an expense for the year with a corresponding credit to equity. The amount recognized corresponds to the amount that will be settled once the agreed conditions are met and will not be reviewed or revalued during the vesting period, as the commitment is settled in shares. If an employee resigns from his/her position before the end of the vesting period, he/she will only receive the agreed incentive in shares, being the Company’s choice its settlement in cash or through equity instruments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(o)Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses.

The amount of the provision corresponds to the best estimate at the closing date of the disbursements required to settle the present obligation, after taking into account the risks and uncertainties related to the provision and, when significant, the financial effect of discounting, provided that the disbursements to be made in each period can be reliably determined.

(p)Revenue recognition

Revenue from the sale of goods or services is recognized at an amount that reflects the consideration the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time the customer obtains control of the goods or services rendered, i.e. when the customer has the ability to direct the use of the goods or services. The consideration committed in a contract with a customer may include fixed amounts, variable amounts, or both. The amount of consideration may vary due to discounts, rebates, incentives, performance bonuses, penalties or other similar items. Contingent consideration is only included in the transaction price when it is highly probable that the amount of revenue recognized will not be subject to significant future reversals. Revenue is presented net of value added tax and any other amounts or taxes, which in substance correspond to amounts received on behalf of third parties.

(i)Sales of goods

Revenue from the sale of goods is recognized when the Group satisfies the performance obligation by transferring the committed goods to the customer. An asset is transferred when the customer obtains control of that asset. In assessing the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to, the following:

●	The Group has a present right to payment for the asset.
●	The customer has the legal right to the asset
●	The Group has transferred the physical possession of the asset
●	Customer has the significant risks and rewards of asset ownership
●	The customer has accepted the asset

The nature of the assets that the Group undertakes to transfer are mainly: sale of goods, sale of equipment, toll contracts, maintenance and technical service contracts, training, licenses, royalties and know-how and engineering contracts, among others.

In determining the transaction price, it is assumed that the goods and/or services are transferred in accordance with the terms of the contract. The consideration committed to a customer may include fixed amounts, variable amounts, or both. The price should be estimated taking into account the effect of variable consideration (as applicable) for returns, chargebacks/volume discounts or other incentives, provided that the same is highly probable.

The Group participates in state Medicaid programs in the United States. Provision for Medicaid rebates is recorded at the time the sale is recorded in an amount equal to the estimated Medicaid rebate claims attributable to such sale. The Group determines the estimate of the accrual for Medicaid rebates primarily based on historical Medicaid rebate experience, legal interpretations of applicable laws related to the Medicaid program and any new information regarding changes in Medicaid program guidelines and regulations that could affect the amount of the rebates. The Group considers pending Medicaid claims, Medicaid payments, and

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

inventory levels in the distribution channel and adjusts the provision periodically to reflect actual experience. Although rebate payments typically occur with a lag of one to two quarters, adjustments for actual experience have not been material.

As is standard industry practice, certain customers have entered into contracts with the Group for purchases that are eligible for a price discount based on a minimum purchase quantity, volume discounts or cash discounts. These discounts are accounted for as a reduction in sales and accounts receivable in the same month in which the sales are invoiced based on a combination of the customer’s actual purchase data and historical experience when the customer’s actual purchase data is later known.

In the United States, the Group enters into agreements with certain customers to establish contractual prices for products, which these entities purchase from the authorized wholesaler or distributor (collectively, “wholesalers”) of their choice. Accordingly, when these entities purchase the products from the wholesalers at the contractual price which is lower than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit known as a chargeback. The Group accounts for the accrual of chargebacks at the time of sale. The allowance account for chargebacks is based on the Group’s estimate of the wholesaler’s inventory levels and the expected direct sale of the products by the wholesalers at the contract price based on past chargeback history and other factors. The Group periodically monitors factors influencing the provision for rebates and applies adjustments when it believes that actual rebates may differ from the established allowance accounts. These adjustments occur over a relatively short period of time. As these refunds are typically settled within 30 to 45 days of sale, adjustments for actual amounts have not been material.

The amount at closing for the remaining discounts is settled in the following year within 90 to 180 days depending on the type of provision.

(ii) Provision of services

Revenue from the rendering of services is recognized by reference to the stage of completion of the transaction at the reporting date when the outcome of the transaction can be estimated reliably. This circumstance occurs when the amount of revenue, the stage of completion, costs already incurred and costs to be incurred can be reliably measured and it is probable that the economic benefits derived from the rendering of the service will be received.

In the case of services rendered for which the final result cannot be reliably estimated, revenue is recognized only up to the limit of the recognized expenses that are recoverable.

(q)Income tax

The income tax expense or tax credit for the year comprises both current tax and deferred tax.

Current tax is the amount payable on the taxable income for the current year based on the applicable tax rate for each jurisdiction. It is calculated on the basis of the laws enacted or about to be enacted at the balance sheet date in the countries where subsidiaries and associates operate and generate taxable income. The Group periodically evaluates the positions taken in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and establishes provisions, if necessary, based on the amounts expected to be paid to the tax authorities, the provision for which is included in taxable income (loss).

Deferred taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. It is determined using tax rates (and laws) enacted or about to be enacted at the balance sheet date that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred taxes are not recognized if they arise from the initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable income. Deferred tax assets and liabilities are also not recognized for temporary differences between the carrying amount and tax base of investments in foreign operations when the company is able to control the date on which the temporary differences will reverse and it is probable that the temporary differences will not reverse in the foreseeable future. Likewise, deferred tax liabilities are not recognized if they arise

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

from the initial recognition of goodwill. Lastly, deferred tax assets are only recognized if it is probable that sufficient future taxable profit will be available against which they can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current or deferred income tax is recognized in profit or loss, unless it arises from a transaction or economic event that has been recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The Group periodically evaluates the positions taken in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and establishes provisions, if necessary, based on the amounts expected to be paid to the tax authorities, the provision for which is included in taxable income (loss).

(r)Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker in order to decide on the resources to be allocated to the segment, evaluate its performance and for which discrete financial information is available.

(s)Environment

The Group carries out operations whose main purpose is to prevent, reduce or repair damage to the environment as a result of its activities.

Items of property, plant and equipment acquired for the purpose of being used on a lasting basis in its activity and whose main purpose is the minimization of environmental impact and the protection and improvement of the environment, including the reduction or elimination of future pollution from the Group’s operations, are recognized as assets through the application of measurement, presentation and disclosure criteria consistent with those mentioned in note 4(e).

(5)   Segment Reporting

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

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

●	Balance sheet: equity, cash and cash equivalents and loans and borrowings.
●	Statement of profit and loss: finance result and income tax.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)	Operating segments

The operating segments defined by the steering committee are as follows:

●	Biopharma (formerly Bioscience): concentrates all activities related to products derived from human plasma for therapeutic use.
●	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.
●	Bio Supplies: this groups together transactions related to biological products for non-therapeutic use. The part relating to sales of plasma to third parties has been reclassified from Bio Supplies to Other.
●	Others: includes the provision of manufacturing services to third parties, plasma sales to third parties and research activities. It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement the Group’s own products.

Details of sales by groups of products for 2022, 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021 (*)	31/12/2020 (*)
Biopharma
Haemoderivatives	5,005,382	3,814,983	4,242,502
Diagnostic
Transfusional medicine	640,604	712,238	714,164
Other diagnostic	21,740	23,625	27,630
Bio supplies	146,076	115,811	133,221
Others	250,165	266,461	222,521

Total	6,063,967	4,933,118	5,340,038

* As a consequence of the review of transactions and balances allocations by segments, the comparative figures for the fiscal year 2021 and 2020 have been adjusted accordingly.

At 31 December 2022, 97.6% of the income from the sale of goods and services has been recognized at a certain point-in-time (97.4% in 2021 and 97.5% in 2020).

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

(c)Main customers

In 2022, no customer has accounted for more than 10% of the Group’s gross revenues, and nor was the case in 2021. In 2020, 10.38% of the Group’s gross revenues corresponded to revenues from a customer in the Biopharma segment.

(6)   Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2022 were as follows:

			Thousands of Euros
			Balance at	Business			Translation	Balance at
	Segment	Reference	31/12/2021	Combination	Disposals	Transfers	differences	31/12/2022
Net value
Grifols UK.Ltd. (UK)	Biopharma		8,185	—	—	—	(438)	7,747
Grifols Italia.S.p.A. (Italy)	Biopharma		6,118	—	—	—	—	6,118
Biomat USA, Inc.(USA)	Biopharma		676,321	—	—	175,920	47,707	899,948
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic		9,752	—	—	—	107	9,859
Grifols Therapeutics, Inc. (USA)	Biopharma		1,962,024	—	—	—	121,408	2,083,432
Progenika Biopharma, S.A. (Spain)	Diagnostic		40,516	—	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic		2,565,493	—	—	—	157,292	2,722,785
Kiro Grifols S.L. (Spain)	Others		24,376	—	—	—	—	24,376
Goetech LLC (USA)	Others	Note 3	59,590	—	(63,798)	—	4,208	—
Haema AG (Germany)	Biopharma		190,014	—	—	—	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Biopharma		151,584	—	—	—	9,380	160,964
Interstate Blood Bank, Inc. (USA)	Biopharma		171,184	—	—	(175,920)	4,736	—
Plasmavita Healthcare GmbH (Germany)	Biopharma		9,987	—	—	—	—	9,987
Alkahest, Inc (USA)	Others		77,675	—	—	—	4,806	82,481
Grifols Canada Therapeutics, Inc (formerly Green Cross Biotherapeutics, Inc.) (Canada)	Biopharma		155,755	—	—	—	(980)	154,775
GigaGen, Inc (USA)	Others		112,621	—	—	—	6,969	119,590
Prometic Plasma Resources, Inc. (Canada)	Biopharma	Note 3	7,706	(4,894)	—	—	(10)	2,802
Haema Plasma Kft. (Hungary)	Biopharma	Note 3	—	14,739	—	—	(1,210)	13,529
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	Note 3	—	303,624	—	—	—	303,624
Access Biologicals, LLC (USA)	Bio Supplies	Note 3	—	180,834	—	—	(1,472)	179,362
			6,228,901	494,303	(63,798)	—	352,503	7,011,909
				(See note 3)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of and movement in this caption of the consolidated balance sheet at 31 December 2021 are as follows:

			Thousands of Euros
			Balance at	Business		Translation	Balance at
	Segment	Reference	31/12/2020	Combination	Transfers	differences	31/12/2021
Net value
Grifols UK.Ltd. (UK)	Biopharma		7,674	—	—	511	8,185
Grifols Italia.S.p.A. (Italy)	Biopharma		6,118	—	—	—	6,118
Biomat USA, Inc.(USA)	Biopharma		234,791	345,844	51,364	44,322	676,321
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic		9,538	—	—	214	9,752
Grifols Therapeutics, Inc. (USA)	Biopharma		1,816,404	—	—	145,620	1,962,024
Araclon Biotech, S.L. (Spain)	Diagnostic		6,000	(6,000)	—	—	—
Progenika Biopharma, S.A. (Spain)	Diagnostic		40,516	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic		2,376,978	—	—	188,515	2,565,493
Kiro Grifols S.L. (Spain)	Others		24,376	—	—	—	24,376
Goetech LLC (USA)	Others		55,167	—	—	4,423	59,590
Haema AG (Germany)	Biopharma		190,014	—	—	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Biopharma		140,334	—	—	11,250	151,584
Interstate Blood Bank, Inc. (USA)	Biopharma		158,479	—	—	12,705	171,184
Plasmavita Healthcare GmbH (Germany)	Biopharma		9,987	—	—	—	9,987
Alkahest, Inc (USA)	Others		71,910	—	—	5,765	77,675
Grifols Canada Therapeutics, Inc (formerly Green Cross Biotherapeutics, Inc.) (Canada)	Biopharma	Note 3	134,569	16,667	—	12,225	163,461
GCAM, Inc (formerly Green Cross America Inc.) (USA)	Biopharma		49,416	—	(51,364)	1,948	—
GigaGen, Inc (USA)	Biopharma	Note 3	—	105,460	—	7,161	112,621
			5,332,271	461,971	0	434,659	6,228,901

Impairment testing:

CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols and GigaGen as separated GGU.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Biopharma segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Biopharma segment globally they cannot be allocated to individual CGUs. The Biopharma segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Hospital division is no longer a reportable segment since it does not meet any of the quantitative thresholds described in IFRS 8 Operating Segments. The segment information included in the Hospital CGU in previous years is currently grouped into an Others segment.

In addition, due to the acquisition of the remaining 51% stake in Access Biologicals, a new CGU for the Bio Supplies business has been identified (see note 3).

The CGUs established by Grifols management are:

●	Biopharma
●	Diagnostic
●	Bio Supplies
●	Kiro Grifols
●	GigaGen

The recoverable amount of the Biopharma CGU and Bio Supplies CGU has been calculated based on its value in use calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs to sell calculated as the present value of future cash flows approved by Management discounted at a discount rate considering the inherent risk.. Due to the reorganization to boost the business units, a long term strategic plan has been approved in order to transform the Diagnostic business unit by investments which will lead to a beyond five year growth. Consequently, management has estimated future cash flows for the period 2023-2033.

The recoverable amount of the Kiro Grifols CGU has been calculated based on its fair value less costs to sell calculated as the present value of the five-year cash flows discounted at a discount rate considering the related inherent risk.

For the calculation of the recoverable amount, management has considered:

●	Gross margin based on historical performance and actual situation
●	Development prospects in the international market
●	Current investments
●	Investments which will imply a significant growth of the production capacity for those cases whose fair value has been considered

Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports.

The recoverable amount of the GigaGen CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of a research and development project that have been approved by management, adjusted by the probability of success and discounted at a discount rate that includes their inherent risk. Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch and their reduction as of the sixth year.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The key assumptions used in calculating impairment testing of the CGUs for 2021 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2.0%	9.0%
Diagnostic	2.0%	9.3%

The key assumptions used in calculating impairment testing of the CGUs for 2022 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	1.9%	10.9%
Diagnostic	1.9%	9.7%
Bio Supplies	1.9%	10.9%
Kiro Grifols	1.5%	11.6%
GigaGen	N/A	19.6%

Additionally, the following key assumptions have been used for the GigaGen CGU impairment testing:

	Sink rate	Success rate
GigaGen	5.0%	20.0%

Likewise, for the impairment test of the Diagnostic CGU, the sales of Blood Typing Solution (BTS) and those of the Clinical Diagnostic have been considered as key assumptions.

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

●	Risk free rate: normalized government bonds at 10 years
●	Market risk premium: premium based on market research
●	Unlevered beta: average market beta
●	Debt to equity ratio: average market ratio

In 2021, the reasonably possible changes considered for the CGUs impairment testing were a variation in the discount rate, as well as in the estimated perpetual growth rate, , with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 50 bps

In 2022, and according to the current economic context, the reasonably possible changes considered for the CGUs impairment testing are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 50 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	No aplica	+/- 100 bps

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Additionally, for the impairment test of the Diagnostic CGU, two scenarios of sensitivity to variations in the sales of the Blood Typing Solutions (BTS) business line and the Clinical Diagnostics (CDx) business line have also been considered. In the first case, sales projections were estimated to be approximately 10% lower than initially projected, on average, each year. In the second case, a projection has been estimated so that Clinical Diagnostics sales from 2029 onwards represent on average 80% of the initially estimated sales.

In addition, the following reasonably possible changes have been considered for the GigaGen CGU impairment testing with independent movements of each other:

	Sink rate	Success rate
GigaGen	+/- 100 bps	+/- 100 bps

The reasonably possible changes in key assumptions considered by management in the calculation of the recoverable amount of the Biopharma, Bio Supplies, Kiro Grifols and GigaGen CGU’s would not cause the carrying amount to exceed its recoverable amount.

The reasonably possible changes in key assumptions considered by management in the calculation of the Diagnostic CGU recoverable amount would cause the carrying amount to exceed its recoverable amount as follows:

% of asset value
Perpetual Growth rate	-1%
Pre-tax discount rate	-4%
Sensitivity to BTS sales	-1%
Sensitivity to CDx sales	-4%

At 31 December 2022 Grifols’ stock market capitalization totals Euros 6,636 million (Euros 9,834 million at 31 December 2021).

(7)   Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2022 and 2021 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2022 was as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2021	Additions	differences	31/12/2022
Cost of currently marketed products - Gamunex	1,059,509	—	65,561	1,125,070
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(373,772)	(37,833)	(22,798)	(434,403)
Accumulated amortisation of currently marketed products - Progenika	(21,012)	(2,379)	—	(23,391)
Carrying amount of currently marketed products	688,517	(40,212)	(22,798)	691,068

The cost and accumulated amortization of currently marketed products acquired from Talecris, Progenika and Gigagen at 31 December 2021 was as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2020	Additions	differences	31/12/2021
Cost of currently marketed products - Gamunex	980,873	—	78,636	1,059,509
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Accumulated amortisation of currently marketed products - Gamunex	(313,335)	(33,610)	(26,827)	(373,772)
Accumulated amortisation of currently marketed products - Progenika	(18,633)	(2,379)	—	(21,012)
Carrying amount of currently marketed products	672,697	(35,989)	51,809	688,517

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2022 the residual useful life of currently marketed products is 18 years and 5 months (19 years and 5 months at 31 December 2021).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 31 December 2022 the residual useful life of currently marketed products acquired from Progenika is 2 months (1 year and 2 months at 31 December 2021).

(a)	Self — constructed intangible assets

At 31 December 2022 the Group has recognized Euros 37,214 thousand as self-constructed intangible assets (Euros 34,034 thousand at 31 December 2021).

(b)	Purchase commitments

At 31 December 2022 the Group has intangible asset purchase commitments amounting to Euros 69 thousand (Euros 431 thousand at 31 December 2021).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(c)	Intangible assets with indefinite useful lives and other intangibles in progress

At 31 December 2022 the Group recognizes plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 31,054 thousand (Euros 29,394 thousand at 31 December 2021).

The Group has also an amount of Euros 486,364 thousand as development costs in progress (Euros 432,534 thousand at 31 December 2021).

(d)	Results on disposal of intangible assets

The total losses on disposals and sale of intangible assets amounts to Euros 1,082 thousand in 2022 (losses of Euros 30 thousand in 2021).

(e)	Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Biopharma segment. These assets have been tested for impairment together with goodwill (see note 6).

Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value.

(8)   Leases

Details of leases in the consolidated balance sheet at 31 December 2022 and 2021 are as follows:

Right-of-use assets	Thousands of Euros
	31/12/2022	31/12/2021
Land and buildings	885,050	782,125
Machinery	3,017	5,283
Computer equipment	1,026	2,044
Vehicles	8,459	6,205
	897,552	795,657

Lease liabilities	Thousands of Euros
	31/12/2022	31/12/2021
Non-current	914,588	825,157
Current	102,356	48,567
	1,016,944	873,724

The composition of lease liabilities as of 31 December 2022 and 2021 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount:

	Thousands of Euros
	31/12/2022	31/12/2021
Maturity:
Within one year	102,356	85,972
In the second year	97,823	82,923
In the third to fifth years	270,876	224,378
After the fifth year	996,655	872,926
	1,467,710	1,266,199
Discounting effect	450,766	392,475
Total lease liabilities	1,016,944	873,724

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details by maturity of lease liabilities are shown under “Liquidity risk” in note 29.

At 31 December 2022, the Group has recognized an amount of Euros 141,973 thousand related to additions of right-of- use assets (Euros 133,442 thousand at 31 December 2021). Movement at 31 December 2022 and 2021 is included in Appendix IV, which forms an integral part of these notes to the consolidated financial statements.

At 31 December 2022 and 2021, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

Right-of-use depreciation	Thousands of Euros
	31/12/2022	31/12/2021
Buildings	72,214	57,901
Machinery	1,983	2,120
Computer equipment	1,432	2,269
Vehicles	4,869	4,430
	80,498	66,720

		Thousands of Euros
	Reference	31/12/2022	31/12/2021
Finance lease expenses	Note 26	45,198	35,786
		45,198	35,786

	Thousands of Euros
	31/12/2022	31/12/2021
Expenses related to short-term contracts	1,739	3,106
Expenses related to low-value contracts	13,435	13,404
Other operating lease expenses	23,820	16,435
	38,994	32,945

At 31 December 2022, the Group has paid a total of Euros 104,287 thousand related to lease contracts (Euros 82,692 thousand at 31 December 2021).

The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee.

(9)   Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2022 and 2021 are included in Appendix V, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2022 and 2021 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

In 2022, the Group has capitalized interests for a total amount of Euros 25,184 thousand (Euros 18,636 thousand in 2021) (see note 26).

a)	Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2022 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

b)	Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2022 amount to Euros 6,817 thousand (losses of Euros 2,720 thousand in 2021).

c)	Self - constructed property, plant and equipment

At 31 December 2022 the Group has recognized Euros 87,656 thousand as self -constructed property, plant and equipment (Euros 87,885 thousand at 31 December 2021).

d)	Purchase commitments

At 31 December 2022 the Group has property, plant and equipment purchase commitments amounting to Euros 41,680 thousand (Euros 40,596 thousand at 31 December 2021).

e)	Impairment testing

As a result of the reorganization of the USA donor center network, an impairment for some tangible assets allocated to the relocated donor centers has been recognized for a total amount of Euros 5.7 million as an expense in the consolidated statement of profit and loss for 2022.

As a result of the discontinuation of the Blood Collection Systems activity, an impairment for some of the tangible assets allocated to this business activity was recognized for a total amount of Euros 11.5 million as an expense in the consolidated statement of profit and loss for 2021.

Impairment testing for the tangible assets has been analyzed by calculating its recoverable amount based on their fair value.

f)Transfers

At 31 December 2022, transfers include the reclassification of Euros 5,159 thousand to “non-current assets held for sale” related to agreement that the Group has reached for the sale of the installations owned by Grifols Brasil, Lda.

(10)   Equity-Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2022 and 2021 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2022	% ownership	31/12/2021
Access Biologicals LLC	100.00%	—	49.00%	53,264
Shanghai RAAS Blood Products Co., Ltd.	26.20%	1,910,428	26.20%	1,909,596
Grifols Egypt Plasma Derivatives	49.00%	36,111	49.00%	31,847
BioDarou P.J.S. Co.	49.00%	5,051	0.00%	—
Total equity accounted investees with similar activity to that of the Group		1,951,590		1,994,707
Albajuna Therapeutics, S.L	49.00%	622	49.00%	1,910
Mecwins, S.A.	24.59%	2,965	24.99%	3,159
Total of the rest of equity accounted investees		3,587		5,069

Total equity-accounted investees		1,955,177		1,999,776

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in the investments in equity-accounted investees for the year ended 31 December 2022 is as follows:

	Thousands of Euros
	2022
	Equity accounted investees with similar activity to that of the Group					Rest of equity accounted investees
		Shanghai
	Access	RAAS Blood	Grifols Egypt			Albajuna
	Biologicals	Products Co.,	Plasma	BioDarou P.J.S.		Therapeutics,	Mecwins,
	LLC	Ltd.	Derivatives	Co.	Total	S.L	S.A.	Total	Total
Balance at 1 January	53,264	1,909,596	31,847	—	1,994,707	1,910	3,159	5,069	1,999,776

Acquisitions	—	—	—	4,534	4,534	—	—	—	4,534
Transfers	(129,459)	—	—	—	(129,459)	—	—	—	(129,459)
Share of profit / (losses)	76,895	26,680	865	(962)	103,478	(1,288)	(194)	(1,482)	101,996
Share of other comprehensive income / translation differences	3,028	(18,859)	(16,419)	1,479	(30,771)	—	—	—	(30,771)
Collected dividends	(3,728)	(6,989)	—	—	(10,717)	—	—	—	(10,717)
Others	—	—	19,818	—	19,818	—	—	—	19,818
Balance at 31 December	—	1,910,428	36,111	5,051	1,951,590	622	2,965	3,587	1,955,177

Movement in the investments in equity-accounted investees for the year ended 31 December 2021 is as follows:

	Thousands of Euros
	2021
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
		Shanghai RAAS	Grifols Egypt		Albajuna
	Access	Blood Products	Plasma		Therapeutics,
	Biologicals LLC	Co., Ltd.	Derivatives	Total	S.L	GigaGen, Inc.	Mecwins, S.A.	Total	Total
Balance at 1 January	46,782	1,800,578	—	1,847,360	3,378	15,677	2,605	21,660	1,869,020

Acquisitions	—	—	30,454	30,454	—	—	860	860	31,314
Transfers	—	—	—	—	—	(50,794)	—	(50,794)	(50,794)
Share of profit / (losses)	8,298	24,835	(578)	32,555	(1,463)	34,957	(306)	33,188	65,743
Share of other comprehensive income / translation differences	3,929	89,886	1,971	95,786	(5)	160	—	155	95,941
Collected dividends	(5,745)	(5,703)	—	(11,448)	—	—	—	—	(11,448)
Balance at 31 December	53,264	1,909,596	31,847	1,994,707	1,910	—	3,159	5,069	1,999,776

Movement in the investments in equity-accounted investees for the year ended 31 December 2020 is as follows:

	Thousands of Euros
	2020
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
			Shanghai
	Access		RAAS Blood			Albajuna
	Biologicals	Plasmavita	Products Co.,			Therapeutics,			Medcom
	LLC	Healthcare	Ltd.	Total	Alkahest, Inc.	S.L	GigaGen, Inc.	Mecwins, S.A.	Advance, S.A	Total	Total
Balance at 1 January	49,922	10,368	—	60,290	14,708	5,228	23,997	2,338	7,912	54,183	114,473
Acquisitions	—	—	1,807,351	1,807,351	—	—	—	—	—	—	1,807,351
Transfers	—	(10,674)	—	(10,674)	(91,023)	—	—	—	—	(91,023)	(101,697)
Share of profit / (losses)	8,962	306	11,531	20,799	76,414	(1,878)	(6,725)	267	—	68,078	88,877
Share of other comprehensive income / translation differences	(4,160)	—	(16,090)	(20,250)	(99)	28	(1,595)	—	—	(1,666)	(21,916)
Impairment losses	—	—	—	—	—	—	—	—	(7,912)	(7,912)	(7,912)
Collected dividends	(7,942)	—	(2,214)	(10,156)	—	—	—	—	—	—	(10,156)
Balance at 31 December	46,782	—	1,800,578	1,847,360	—	3,378	15,677	2,605	—	21,660	1,869,020

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The main movements of the equity-accounted investees with similar activity to that of the Group are explained below:

Grifols Egypt for Plasma Derivatives (S.A.E.)

On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help build a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 36,750 thousand (equivalent to Euros 30,454 thousand at the date of integration), and in exchange received GEPD shares representing 49% of its share capital, which amounts to US Dollars 300 million. The Company has undertaken to make the contributions for the outstanding amount corresponding to its interest as the capital requirements are approved. As a result, the Group made a further capital contribution of US Dollars 22 million during 2022, equivalent to 49% of the total capital contribution made (US dollars 45 million).

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

After receiving all relevant authorizations, at 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right to receive equity instruments in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, at 31 December 31 2019, SRAAS was the minority shareholder owning  45% of GDS. Grifols recorded the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently, the right was measured based on its fair value through profit or loss.

On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, voting and economic control of GDS.

Consequently, the consolidated balance sheet at 31 December 2020, did not longer show any financial asset related to the contractual right, but the interest in SRAAS was recorded as an investment in an associate company because the Group exercises significant influence in accordance with the criteria established in IAS 28 – Investment in Associates and Joint Ventures. SRAAS’ equity-accounted investment was recognized at the value of the shares at the closing date of the transaction. The difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 was Euros 56,526 thousand which was recognized as Change in fair value of financial instruments in the consolidated statement of profit and loss (see note 26).

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

As of 31 December 2022, the quoted value of SRAAS shares was CNY 6.34. As a result of the prolonged decline in the fair value of the associate Shanghai RAAS (hereinafter referred to as SRAAS) below its cost, there is an indication of impairment.

	31/12/2022	31/12/2021	Date of acquisition
SRAAS Share price	CNY 6.34	CNY 6.80	CNY 7.91

The recoverable amount of the investment in SRAAS has been determined based on its value in use calculated as the present value of future cash flows discounted at a discount rate that reflects the inherent risk.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Management has determined the gross margin based on past performance and the current situation, ongoing investments and its expectations of market development without considering new business.

Cash flows have been estimated over 14 years since SRAAS operates in an emerging market where current investments are estimated to result in long-term growth beyond 5 years. Cash flows from the fourth year onwards are extrapolated for a further 10 years using growth rates that reduce the fourth year growth rate to the long-term growth rate shown below to better reflect medium-term growth estimates. Perpetual growth rates are consistent with forecasts included in industry and country reports.

The key assumptions used to perform the impairment test of the investment in SRAAS for 2022 are as follows:

	Perpetual Growth rate	Pre-tax discount rate
SRAAS	3.3%	9.2%

The discount rates used reflect the specific risks related to SRAAS and the country where it operates. The main assumptions used to determine the discount rate are as follows:

●	Risk-free rate: Standardized 10-year government bonds.
●	Market risk premium: Premium based on market studies.
●	Unleveraged beta: Average beta of the market.
●	Debt-to-equity ratio: market average ratio.

In the actual economic context, the reasonably possible changes considered for SRAAS are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
SRAAS	+/- 50 bps	+/- 50 bps

Reasonably possible changes in key assumptions considered by management in calculating the recoverable amount of SRAAS would cause the carrying amount to exceed its recoverable amount as follows:

Pre-tax discount rate +50 bps
SRAAS	-2%

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

On 15 June 2022, Grifols, through its wholly-owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51%, for a total of US Dollars 142 million. With the acquisition of 100% of the shares, Grifols obtains control over Access Biologicals LLC and, therefore, it is considered a group company and is consolidated under the full consolidation method (see note 3).

BioDarou P.J.S. Co.

On 25 April 25 2022, and after obtaining all regulatory approvals, Grifols closed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand (see note 3). Biotest AG is the parent company of a consolidated group of companies, which includes a joint venture investment corresponding to a 49% interest held by Biotest Pharma GmbH in BioDarou P.J.S. Co, whose registered office is in Tehran, Iran, and which is accounted for using the equity method.

The company’s goal is to collect plasma, process it into immunoglobulins, factors and human albumin through Biotest AG and then sell the finished products in Iran.

The main movements for the rest of the equity-accounted investees are explained below:

Alkahest, Inc.

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. (“Alkahest”) for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand), which was subject to approval by regulatory authorities.

Likewise, as a result of agreements between shareholders, Grifols obtained control of Alkahest on 2 September 2020. Until that date, the previous 42.45% stake in Alkahest was equity accounted. The difference between the fair value of the previous stake and the book value was Euros 86,743 thousand (US Dollars 102,552 thousand), recognizing a profit for such amount under “Profit/(loss) of equity accounted investees” in the statement of profit and loss.

As from this date, Alkahest was incorporated into the Group’s consolidation perimeter by the full consolidation method.

Medcom Advance, S.A.

In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company was equity-accounted. At 31 December 2021 and 2022, this investment is fully impaired.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

The most recent financial statements available of the main equity-accounted investments of Grifols are as follows:

Balance sheet

	Thousands of Euros	Thousands of Euros
	31/12/2022	31/12/2021
			Access
	SRAAS	SRAAS	Biologicals
Non-current assets	3,028,641	2,877,382	2,707
Current assets	648,415	549,977	23,287
Cash and cash equivalents	430,655	401,117	3,790
Non-current liabilities	(2,645)	(3,313)	(36)
Non-current financial liabilities	(292)	(453)	—
Current liabilities	(193,289)	(191,133)	(3,615)
Current financial liabilities	—	—	(2,649)
Net assets	3,911,485	3,633,577	23,484

P&L:

	Thousands of Euros	Thousands of Euros
	31/12/2022	31/12/2021
			Access
	SRAAS	SRAAS	Biologicals
Net revenue	700,831	395,812	45,689
Profit for the year	227,000	181,395	17,380

As previously mentioned, on 15 June 2022, Grifols acquired all of Access Biologicals LLC shares and is therefore considered a group company. Consequently, the company’s financial statements for 2022 are no longer detailed.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(11)   Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2022 and 2021 are as follows:

		Thousands of Euros
	Reference	31/12/2022	31/12/2021
Financial investments in listed shares		11,540	2,038
Non-current derivatives	Note 29	27,030	2,068
Total Non-current financial assets measured at fair value		38,570	4,106
Non-current guarantee deposits		9,277	7,763
Other non-current financial assets	(a)	476,361	261,294
Non-current loans to related parties	Note 30	96,537	89,104
Total Non-current financial assets measured at amortized cost		582,175	358,161

Details of current financial assets on the consolidated balance sheet at 31 December 2022 and 2021 are as follows:

		Thousands of Euros
	Reference	31/12/2022	31/12/2021
Current derivatives	Note 29	12,629	3,238
Total Non-current financial assets measured at fair value		12,629	3,238

		Thousands of Euros
	Reference	31/12/2022	31/12/2021
Deposits and guarantees		359	561
Other current financial assets	(a)	30,627	2,025,869
Current loans to third parties		48	39
Total other current financial assets measured at amortized cost		31,034	2,026,469

(a)	Other non-current and current financial assets

Details of other non-current and current financial assets are as follows:

		Thousands of Euros
	Reference	31/12/2022	31/12/2021
Other financial assets with related parties	Note 30	318,890	220,947
Other financial assets with third parties		188,098	2,066,216
Total other non-current and current financial assets		506,988	2,287,163

In 2021 Grifols closed a collaboration agreement with the U.S. firm ImmunoTek Bio Centers, LLC, specialized in the opening and construction of plasma centers, to open 21 plasma centers in the United States. At 31 December 2022, the Group has made advanced payments related to this project for an amount of Euros 124.1 million (Euros 42.3 million).

At 31 December 2021 “Other financial assets with third parties” was mainly composed of the cash received from the new bond issue, which has been used in 2022 to acquire the existing share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, owner of approximately 90% of Biotest ordinary shares and 1% of Biotest preferred shares (see note 15 and 20).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(12)   Inventories

Details of inventories at 31 December 2022 and 2021 are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Goods for resale	138,909	137,887
Raw materials and supplies	1,064,776	657,060
Work in progress and semi-finished goods	1,331,644	721,088
Finished goods	666,028	743,319
	3,201,357	2,259,354

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2022	31/12/2021	31/12/2020
Balance at 1 January	158,724	122,613	104,251
Net charge for the year	(66,647)	28,092	42,255
Cancellations for the year	(12,155)	(269)	(189)
Translation differences	4,818	8,288	(23,704)
Balance at 31 December	84,740	158,724	122,613

As a result of the discontinuation of the Blood Collection Systems activity, an impairment of some inventory was recognized for a total amount of Euros 5 million as an expense in the consolidated statement of profit and loss for 2021.

(13)  Contract assets

Contract assets from contract fractionation relate to contingent claims for the complete fulfilment of contractual obligations from contract fractionation agreements entered into by Biotest AG. The resulting performance obligations are generally fulfilled by Biotest over a period of up to 12 months. Receivables from this business, which usually have a due date of between 90 and 120 days, are recognized when the right to receive the consideration becomes unconditional. This is the case when the biological drugs produced from the blood plasma provided by the customer are delivered to the customer. These are service transactions that are valued at the corresponding costs of sales incurred plus profit margin, if it can be estimated.

Details of contract assets at 31 December 2022 and 2021 are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Contract assets (gross)	35,467	1,939
Allowances for expected credit losses	(313)	—
Contract assets (net)	35,154	1,939

Default risks are accounted for by making value adjustments to the contract assets. The allowance for expected credit losses is calculated as the difference between the nominal amount of the contract assets and the estimated recoverable amount. An independent expert has examined the portfolio of contract assets that do not show any concrete indications of impairment in individual cases.

Movement in allowance for expected credit losses corresponding to contract assets is included in note 29.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(14)   Trade and Other Receivables

Details at 31 December 2022 and 2021 are as follows:

		Thousands of Euros
	Reference	31/12/2022	31/12/2021
Trade receivables		478,597	324,442
Receivables from associates	Note 30	162,382	131,764
Impairment losses	Note 29 (i)	(32,291)	(24,009)
Trade receivables		608,688	432,197
Other receivables	Note 29 (i)	10,050	11,014
Personnel		770	654
Advance payments	Note 29 (i)	19,033	6,210
Taxation authorities, VAT recoverable		38,719	35,389
Other public entities		4,609	1,796
Other receivables		73,181	55,063
Current income tax assets		56,782	12,448
Total trade and other receivables		738,651	499,708

Other receivables

During 2022, 2021 and 2020 the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor’s ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor. The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits.

These contracts have been considered as without recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet.

Likewise, in financial years 2022 and 2021, some receivables assignment contracts were signed with a financial institution, in which Grifols retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as with resource and the assigned amount remains in the consolidated balance sheet at 31 December 2022 and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the assignment. The amount recognized is Euros 16,546 thousand at 31 December 2022 (Euros 23,450 thousand at 31 December 2021).

Total receivables without recourse sold to financial institutions through the aforementioned contracts in 2022 amount to Euros 3,174,308 thousand (Euros 2,975,343 thousand in 2021 and Euros 2,735,973 thousand in 2020).

The financial cost of credit rights sold for the Group totals Euros 18,201 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2022 (Euros 10,292 thousand in 2021 and Euros 10,964 thousand in 2020) (see note 26).

Details of balances with related parties are shown in note 30.

The volume of invoices sold without recourse to various financial institutions which, based on their due date would not have been collected at 31 December 2022, totals Euros 445,185 thousand (Euros 317,054 thousand at December, 2021).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(15)   Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2022 and 2021 are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Current deposits	5	—
Cash in hand and at banks	547,974	655,493
Total cash and cash equivalents recognized in the balance sheet	547,979	655,493
Restricted cash	—	2,020,118
Total cash and cash equivalents recognized in the statement of cash flows	547,979	2,675,611

As mentioned in note 20, during 2021 the Group issued a bond in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. These funds were held in an escrow account and were released once the transaction with Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, became effective.

(16)    Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)	Share capital

At 31 December 2022 and 2021, the Company’s share capital amounts to Euros 119,603,705 and comprises:

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per Class B share.

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2022 and 2021.

At 31 December 2022 and 2021, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2022 is as follows:

	Reference	Class A shares	Class B shares

Balance at 1 January 2022		422,185,368	256,354,580
(Acquisition) / disposal of treasury stock	Note 16 (d)	—	(129,254)
Balance at 31 December 2022		422,185,368	256,225,326

Movement in outstanding shares during 2021 is as follows:

	Reference	Class A shares	Class B shares

Balance at 1 January 2021		426,129,798	258,412,946
(Acquisition) / disposal of treasury stock	Note 16 (d)	(3,944,430)	(2,058,366)
Balance at 31 December 2021		422,185,368	256,354,580

(b)	Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

(c)	Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies.

At 31 December 2022, Euros 18.908 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 29,486 thousand at 31 December 2021) are, in accordance with applicable legislation, a distribution limitation until these development costs have been amortized.

The movement in this caption of the consolidated balance sheet during the years ended at 31 December 2022, 2021 and 2020 is reflected in the consolidated statement of changes in equity, the most significant movements being detailed below:

On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, voting and economic control of GDS (see notes 10 and 18). This transaction generated an impact of Euros 408 million on reserves.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

At 31 December 2022 and 2021 the legal reserve of the Parent amounts to Euros 23,921 thousand which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2022 and 2021 the balance of the legal reserve of other Spanish companies amounts to Euros 2,066 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 4,137 thousand at 31 December 2022 (Euros 3,805 thousand at 31 December 2021).

Hedging reserve

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(i) for details. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 29.

The group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve.

(d)	Treasury stock

The Parent held Class A and B treasury stock equivalent to 1.3% of its capital at 31 December 2022 (1.3% of its capital in Class A and B treasury stock at 31 December 2021).

Treasury stock Class A

Movement in Class A treasury stock during the year ended 31 December 2022 is as follows:

	No. of Class A
	shares	Thousands of Euros
Balance at 1 January 2022	3,944,430	89,959
Disposal Class A shares	—	—
Balance at 31 December 2022	3,944,430	89,959

Movement in Class A treasury stock during the year ended 31 December 2021 is as follows:

	No. of Class A
	shares	Thousands of Euros
Balance at 1 January 2021	—	—
Disposal Class A shares	—	—
Acquisition Class A shares	3,944,430	89,959
Balance at 31 December 2021	3,944,430	89,959

At the meeting held on 11 March 2021, the Board of Directors agreed to implement a program to buy back Grifols’ treasury stock for the purpose of using it as consideration in possible future acquisitions. This Buyback Program began on 12 March 2021 and has been in force until 14 June 2021 and its execution was entrusted to an independent bank.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Treasury stock Class B

Movement in Class B treasury stock during 2022 was as follows:

	No. of Class B
	shares	Thousands of Euros
Balance at 1 January 2022	5,070,530	74,230
Disposal Class B shares	(370,746)	(5,428)
Acquisition Class B shares	500,000	3,459
Balance at 31 December 2022	5,199,784	72,261

Movement in Class B treasury stock during 2021 is as follows:

	No. of Class B
	shares	Thousands of Euros
Balance at 1 January 2021	3,012,164	43,734
Disposal Class B shares	(361,530)	(5,248)
Acquisition Class B shares	2,419,896	35,744
Balance at 31 December 2021	5,070,530	74,230

In March 2022, the Group delivered 370,746 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan.

In March 2021, the Group delivered 361,530 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan.

(e)	Distribution of profit and dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2022, and the distribution of profit approved for 2021, presented at the general meeting held on 10 June 2022, is as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Voluntary reserve	(266,296)	(140,728)
Profit of the Parent	(266,296)	(140,728)

The distribution of profit corresponding to the year ended 31 December 2022 and 2021 are presented in the statement of changes in consolidated equity.

During 2022 no dividend has been paid.

The following dividends were paid in 2021:

	31/12/2021
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	146%	0.36	154,005
Non-voting shares	729%	0.36	93,515
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			250,134

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At the general meeting held on 21 May 2021 the shareholders of Grifols S.A. approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share, together with the approval of an ordinary dividend of Euros 0.36 for Class A and Class B share charged to voluntary reserves of the Company for an amount of Euros 247,520 thousand.

During 2022 and 2021 no interim dividend has been paid.

(f)   Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 28). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 7,304 thousand at 31 December 2022 (Euros 9,838 thousand at 31 December 2021).

(17)    Earnings Per Share

(a)	Basic Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021	31/12/2020
Profit for the year attributable to shareholders of the Parent (Thousands of Euros)	208,279	188,726	618,546
Weighted average number of ordinary shares outstanding	679,805,142	681,556,937	685,515,740
Basic earnings per share (Euros per share)	0.31	0.28	0.90

The weighted average number of ordinary shares outstanding (basic) is as follows:

	Number of shares
	31/12/2022	31/12/2021	31/12/2020
Issued shares outstanding at 1 January	679,598,330	685,601,126	685,198,238
Effect of shares issued	—	—	—
Effect of treasury stock	206,812	(4,044,189)	317,502
Weighted average number of ordinary shares outstanding (basic) at 31 December	679,805,142	681,556,937	685,515,740

(b) Diluted Earnings per share

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros
	31/12/2022	31/12/2021	31/12/2020
Profit for the year attributable to shareholders of the Parent (Thousands of Euros)	208,279	188,726	618,546
Weighted average number of ordinary shares outstanding (diluted)	679,292,729	681,404,922	685,142,749
Diluted earnings per share (Euros per share)	0.31	0.28	0.90

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares
	31/12/2022	31/12/2021	31/12/2020
Ordinary shares outstanding at 1 January	679,598,330	685,601,126	685,198,238
Shares committed under RSU plan	(512,413)	(152,015)	(372,991)
Effect of shares issued	—	—	—
Effect of treasury stock	206,812	(4,044,189)	317,502
Weighted average number of ordinary shares outstanding (diluted) at 31 December	679,292,729	681,404,922	685,142,749

(18)    Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2022 are as follows:

		Thousands of Euros
				Business
				combinations /
		Balance at		Perimeter	Other	Translation	Balance at
	Reference	31/12/2021	Additions	additions	movements	differences	31/12/2022
Grifols (Thailand) Pte Ltd		4,417	282	—	(23)	103	4,779
Grifols Malaysia Sdn Bhd		3,059	593	—	—	11	3,663
Araclon Biotech, S.A.		240	(833)	—	—	—	(593)
VCN Bioscience, S.L		97	0	—	(97)	—	0
Kiro Grifols, S.L.		284	(312)	—	3	—	(25)
Haema AG		233,542	(4,858)	—	—	—	228,684
BPC Plasma, Inc		305,276	30,086	—	—	19,140	354,502
Grifols Diagnostics Solutions Inc.		1,234,850	46,719	—	111	71,994	1,353,674
Plasmavita Healthcare		11,724	(1,590)	—	—	—	10,134
Haema Plasma Kft		—	(4,074)	17,080	—	(1,067)	11,939
G Pyrenees Research Cntr		—	(7)	1	—	—	(6)
Albimmune SL		—	(742)	1	—	—	(741)
Biotest AG	Note 3	—	(2,397)	356,386	8	7,599	361,596
		1,793,489	62,867	373,468	2	97,780	2,327,606

On 25 April 2022, the Group acquired 70.18% of the shares in Biotest AG. Consequently, the information relating to Biotest, AG corresponds to the period from 1 May to 31 December 2022.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of non-controlling interests and movement at 31 December 2021 are as follows:

	Thousands of Euros
			Business
			combinations /
	Balance at		Perimeter		Translation	Balance at
	31/12/2020	Additions	additions	Dividends paid	differences	31/12/2021
Grifols (Thailand) Pte Ltd	4,338	218	—	—	(139)	4,417
Grifols Malaysia Sdn Bhd	2,923	810	(843)	—	169	3,059
Araclon Biotech, S.A.	(1,088)	(1,119)	2,447	—	—	240
VCN Bioscience, S.L	316	(219)	—	—	—	97
Kiro Grifols , S.L.	598	(314)	—	—	—	284
Haema AG	231,284	2,258	—	—	—	233,542
BPC Plasma, Inc (formerly Biotest US Corporation)	274,995	8,014	—	—	22,267	305,276
Grifols Diagnostic Solutions, Inc.	1,087,632	65,894	—	(6,503)	87,827	1,234,850
Plasmavita Healthcare	10,665	1,059	—	—	—	11,724
	1,611,663	76,601	1,604	(6,503)	110,124	1,793,489

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2022 and 2021, the main items of the statement of financial positions of the most significant non-controlling interests are as follows:

	Thousands of Euros				Thousands of Euros
	31/12/2022				31/12/2021
							BPC Plasma,
	Biotest, AG	Grupo GDS	Haema AG	BPC Plasma, Inc	Grupo GDS	Haema AG	Inc
Non-current assets	585,282	4,175,839	126,051	345,906	3,796,855	121,309	263,921
Current assets	619,513	286,153	40,308	30,242	291,371	57,985	74,206
Total Assets	1,204,795	4,461,992	166,359	376,148	4,088,226	179,294	338,127

Non-current liabilities	701,613	292,416	19,673	54,131	278,620	27,137	53,715
Current liabilities	130,193	93,474	72,675	60,638	91,299	84,117	83,592
Total Liabilities	831,806	385,890	92,348	114,769	369,919	111,254	137,307

Total equity	372,989	4,076,102	74,011	261,379	3,718,307	68,040	200,820

Profit/(loss) for the year	(16,036)	140,678	5,972	48,132	198,416	8,100	34,333

Detail of cash flows of the most significant non-controlling interests is as follows:

	Thousands of Euros
	31/12/2022		31/12/2021
	Biotest, AG	GDS Group	GDS Group

Net cash flows from operating activities	(39,881)	220,566	274,202
Net cash flows from investing activities	(29,358)	(222,612)	(247,441)
Net cash flows from financing activities	91,219	1,914	(26,682)
	21,980	(132)	79

(19)    Provisions

Details of provisions at 31 December 2022 and 2021 are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Provisions for pensions and similar obligations (a)	94,071	6,717
Other provisions	15,992	17,405
Non-current provisions	110,063	24,122

Trade provisions	56,339	31,407

Current provisions	56,339	31,407

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The movement in non-current and current provisions is as follows:

	Thousands of Euros
	Reference	31/12/2022	31/12/2021	31/12/2020
Opening balance		55,529	38,446	61,139

Business combinations	Note 3	138,476	32	954
Net charges		12,588	15,664	414
Net reversal		—	—	(21,998)
Net cancellations		(9,091)	(794)	(422)
Transfers		(33,575)	(673)	468
Translation differences		2,475	2,854	(2,109)

Closing balance		166,402	55,529	38,446

(a)	Pension plan

At 31 December 2022, 2021 and 2020, the balance of provisions for pensions and similar mainly includes a provisions made by the Biotest Group in relation to retirement benefit obligations and foreign personal commitments with employment.

Benefits are based on the employee’s length of service and salary. Retirement benefit obligations relate mainly to employees of the Group’s German companies. Similar obligations are foreign obligations payable in a lump sum on retirement and obligations of the Biotest pension savings plan. These plans are voluntary pension plans not subject to statutory or legal obligations. The amount of the pension obligations is mainly dependent on interest rate movements and the life expectancy of the participants.

Assets of Euros 5,676 thousand were held by a trustee, company of the group, in financial year 2022 under a contractual trust arrangement (CTA) as external insolvency insurance for portions of the occupational pension scheme. Since the transferred funds qualify as plan assets in accordance with IAS 19, provisions for pensions and similar obligations were netted with the transferred assets. As a result, provisions for pensions and similar obligations were reduced accordingly.

At 31 December 2022, the net defined benefit liability of the Biotest Group comprises the following:

Thousands of Euros
31/12/2022
From pension plans	80,445
From similar obligations	11,046
Net present value of defined benefit obligations	91,491

For pension plans	(4,222)
For similar obligations	(1,454)
Fair value of plan assets	(5,676)

From pension plans	76,223
From similar obligations	9,592
Net defined benefit liability	85,815

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The costs for the defined benefit plans consist of the following components:

Thousands of Euros
31/12/2022
Current service cost	3,517
Net interest expenses	766
Total expenses recognised in profit and loss	4,283

Actuarial losses due to experience adjustments	1,294
Actuarial gains due to changes in financial assumptions	(34,754)
Actuarial gains from changes in demographic assumptions	(6)
Return on plan assets (excluding amounts included in net interest expense)	755
Revaluation recognised directly in other comprehensive income	(32,711)

Defined benefit costs	(28,428)

In financial year 2022, actuarial gains of Euros 32,711 thousand are recognised in other comprehensive income. Of this amount, Euros 34,754 thousand resulted from changes in actuarial assumptions, which is mainly due to the increase in the actuarial interest rate in the main plans in Germany from 1.1% to 3.9%.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following table shows the reconciliation of the net present value of the defined benefit obligation (DBO):

Thousands of Euros
31/12/2022
Net present value of defined benefit obligation at 1 May	122,880

Current service cost	3,517
Interest expense	816
Expenses recognised in the statement of profit and loss	4,333

Actuarial losses due to experience adjustments	1,294
Actuarial gains due to changes in financial assumptions	(34,754)
Actuarial gains from changes in demographic assumptions	(6)
Revaluation recognised directly in other comprehensive income	(33,466)

Pension benefits paid	(2,256)

Net present value of defined benefit obligations at 31 December	91,491

The following table shows the reconciliation of the fair value of plan assets:

Thousands of Euros
31/12/2022
Fair value of plan assets as of 1 May	4,560

Interest income	50
Income recognised in the consolidated statement of income	50

Return on plan assets (excluding amounts included in net interest expenses)	(755)
Revaluations recognised directly in the statement of comprehensive income	(755)

Contribution by the employer	1,821
Payments from plan assets	—

Fair value of plan assets as of 31 December	5,676

The following payments are expected to be made in subsequent years based on the current pension obligations of the Biotest group:

Thousands of Euros
31/12/2022
In the next 12 months	4,394
Between 2 and 5 years	21,629
Between 5 and 10 years	31,124
After 10 years	112,888
Total expected payments	170,035

The weighted average term of the defined benefit plans is 11.7 years as of 31 December 2022.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Plan assets of the Biotest group were invested in the following asset classes as of the reporting date:

Thousands of Euros
31/12/2022
Cash and cash equivalents	187
Financial investment	1,000
Fund shares	4,489
Fair value of plan assets	5,676

The plan assets transferred to Biotest Vorsorge Trust e.V are invested in accordance with defined investment principles, whereby the maturity or termination option of the financial instruments must always be selected in such a way that the association can meet its payment obligations. In accordance with the investment principles, the assets can be invested in Euro time deposits as well as domestic government bonds, mortgage bonds or fund units in money market funds or corporate bonds, all in Euro. Loans can also be issued to the Biotest Group companies against the corresponding guarantees. A minimum rating of A- is required for all financial instruments. The expected contributions to plan assets amount to Euros 1,896 thousand.

Of the provisions for pensions and similar obligations in the Biotest group, Euros 90,783 thousand relate to pension plans. The calculation of the pension plans is based on the following actuarial assumptions:

31/12/2022
Discount rate	3.9%
Expected return on plan assets	1.1%
Rate of increase for wages and salaries	3.4%
Rate of interest for pensions	2.2%
Employee turnover rate	3.0%

Actuarial assumptions are mainly based on historical empirical values with the exception of the discount rate. The calculation was based on the published Heubeck 2018 G mortality tables.

Under IAS 19.145, the effect of any possible changes to parameters for the underlying assumptions used to calculate the pension obligations must be disclosed in the sensitivity analysis. Only changes that are realistically expected to occur in the following financial year are to be considered.

The actuarial rate of interest, salary trend, pension trend and life expectancy are regarded as material assumptions. These parameters are shown in the following overview together with information on the parameter changes and their impact on the net present value calculation as of 31 December 2022.

	Thousands of Euros
		Impact on the
	Parameter change	pension obligation
Rate of interest	Increase by 50 basis points	(4,906)
Rate of interest	Decrease by 50 basis points	5,414
Salary trend	Increase by 50 basis points	171
Salary trend	Decrease by 50 basis points	(166)
Pension trend	Increase by 100 basis points	6,227
Pension trend	Decrease by 100 basis points	(5,310)
Life expectancy	Increase by one year	2,916

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

An amount of Euros 11,844 thousand was recognized as expense for defined contribution plans and  is broken down as follows:

Thousands of Euros
31/12/2022
Defined contribution plans of the Company	134
Employer contributions to statutory pension scheme	11,710
11,844

(20)    Financial Liabilities

This note provides information on the contractual conditions of the Group’s financial liabilities, which are measured at amortized cost, except for the financial derivatives that are valued at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 29.

Details at 31 December 2022 and 2021 are as follows:

		Thousands of Euros
Financial liabilities	Reference	31/12/2022	31/12/2021
Non-current bonds	(a)	4,638,444	2,577,465
Senior secured debt	(b)	3,419,058	3,296,025
Other loans	(b)	336,530	480,836
Other non-current financial liabilities	(c)	887,707	838,826
Non-current financial derivatives	Note 29	4,003	—
Non-current lease liabilities	Note 8	914,588	825,157
Loan transaction costs		(239,768)	(249,359)
Total non-current financial liabilities		9,960,562	7,768,950

Current bonds	(a)	150,512	2,270,474
Senior secured debt	(b)	8,904	—
Other loans	(b)	477,065	165,139
Other current financial liabilities	(c)	113,680	43,234
Current financial derivatives	Note 29	733	875
Current lease liabilities	Note 8	102,356	48,567
Loan transaction costs		(57,564)	(89,998)
Total current financial liabilities		795,686	2,438,291

(a)	Senior Notes

Detail of Senior Notes at 31 December 2022 are as follows:

	Thousands of Euros
	Issue date	Company	Nominal value	Currency	Annual coupon	Maturity
	18/04/2017	Grifols, S.A.	1,000,000	Euros	3.20%	2025
Unsecured senior notes	05/10/2021	Grifols Escrow Issuer S.A.	1,400,000	Euros	3.875%	2028
	05/10/2021	Grifols Escrow Issuer S.A.	705,000	US dollar	4.750%	2028

Secured senior notes	15/11/2019	Grifols, S.A.	770,000	Euros	2.25%	2027
	15/11/2019	Grifols, S.A.	905,000	Euros	1.625%	2025

The bonds issued by Grifols, S.A. in 2017 and 2019 were admitted to listing on the Irish Stock Exchange on the same issue date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

On 5 October 2021, Grifols Escrow Issuer, S.A. closed the issuance of a senior unsecured corporate bond (Senior Unsecured Notes) in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. Both tranches mature in 2028, accrue an annual coupon of 3.875% and 4.750%, respectively and are listed on the Irish Stock Exchange.

The proceeds from the bonds were used to finance the Euros 1,100 million acquisition of the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, which holds 89.88% of the ordinary shares of Biotest AG and 1.08% of the preferred shares. In addition, the proceeds will also be used to finance the voluntary public offering for the remaining ordinary and preferred shares of Biotest AG.

Details of movement in the Senior Notes at 31 December 2022 are as follows:

	Thousands of Euros
	Opening
	outstanding balance		Exchange	Closing outstanding
	01/01/2022	Cancellation	differences	balance 31/12/22
Senior unsecured corporate notes 2017	1,000,000	—	—	1,000,000
Senior secured corporate notes 2019	1,675,000	(97,535)	—	1,577,465
Senior unsecured corporate notes Euros 2021	1,400,000	—	—	1,400,000
Senior unsecured corporate notes US Dollars 2021	622,462	—	38,517	660,979
	4,697,462	(97,535)	38,517	4,638,444

On 2 December 2021, Grifols, S.A. announced a repurchase offer for the same price plus unpaid accrued interests of the mentioned bonds, up to the equivalent in Euros of US Dollars 110,317 thousand. The agreement with the bondholders was closed in January 2022.

Details of movement in the Senior Notes at 31 December 2021 are as follows:

	Thousands of Euros
	Opening			Closing
	outstanding balance		Exchange	outstanding balance
	01/01/21	Issue	differences	31/12/21
Senior unsecured corporate notes 2017	1,000,000	—	—	1,000,000
Senior secured corporate notes 2019	1,675,000	—	—	1,675,000
Senior unsecured corporate notes Euros 2021	—	1,400,000	—	1,400,000
Senior unsecured corporate notes US Dollars 2021	—	598,970	23,492	622,462
	2,675,000	1,998,970	23,492	4,697,462

At 31 December 2022 and 2021 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Issue date	04/05/2022	04/05/2021
Maturity date	04/05/2023	04/05/2022
Nominal amount of promissory notes (Euros)	3,000	3,000
Interest rate	3.00%	2.50%
Promissory Notes subscribed	12,054	119,325
Buy-backs or redemptions	(1,938)	(1,740)
Interest pending accrual	(1,176)	(975)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)	Loans and borrowings

Details of loans and borrowings at 31 December 2022 and 2021 are as follows:

					Thousands of Euros
					31/12/2022		31/12/2021
					Amount	Carrying	Amount	Carrying
Credit	Currency	Interest rate	Date awarded	Maturity date	extended	amount	extended	amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360,000	1,255,285	1,360,000	1,258,554
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	2,343,896	2,163,773	2,227,171	2,037,471
Total senior debt					3,703,896	3,419,058	3,587,171	3,296,025

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	21,250	100,000	31,875
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	42,500	85,000	53,125
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	53,125	85,000	63,750
Total EIB Loan					270,000	116,875	270,000	148,750

Revolving Credit	US Dollars	Libor + 1.5%	15/11/2019	15/11/2025	937,559	—	882,924	330,000
Total Revolving Credit					937,559	—	882,924	330,000

Other non-current loans	Euros	1.76% - Euribor+ 6.70%			235,000	219,655	10,000	2,086
Loan transaction costs					—	(163,476)	—	(197,703)
Non-current loans and borrowings					5,146,455	3,592,112	4,750,095	3,579,158

					Thousands of Euros
					31/12/2022		31/12/2021
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	(*)	3,269	(*)	—
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	(*)	5,635	(*)	—
Total senior debt					—	8,904	—	—

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	(*)	21,250	(*)	21,250
Total EIB Loan					—	31,875	—	31,875
Other current loans		0.10% - 3.75%			481,163	445,190	211,901	133,265
Loan transaction costs					—	(36,559)	—	(37,245)
Current loans and borrowings					481,163	449,410	211,901	127,895

(*) See amount granted under non-current debt

Current loans and borrowings include accrued interest amounting to Euros 12,592 thousand at 31 December 2022 (Euros 7,682 thousand at 31 December 2021).

Between 2015 and 2018, the Group arranged three long-term loans with the European Investment Bank totaling Euros 270,000 thousand (divided into two loans of Euros 85,000 thousand and one loan of Euros 100,000 thousand) to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2022, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 148,750 thousand (Euros 180,625 thousand at 31 December 2021).

Senior Secured debt

The Senior Secured debt consists of an eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros. The terms and conditions of both tranches are as follows:

◾	US Dollar Tranche B:
●	Original principal amount of US Dollars 2,500 million.
●	Applicable margin of 200 basis points (bp) pegged to US Libor.
●	Quasi-bullet repayment structure.
●	Maturity in 2027.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

◾	Tranche B in Euros:
●	Original principal amount of Euros 1,360 million.
●	Applicable margin of 225 basis points (bp) pegged to Euribor.
●	Quasi-bullet repayment structure.
●	Maturity in 2027.

Details of Tranche B by maturity at 31 December 2022 are as follows:

	US Tranche B			Tranche B in Euros
		Principal in Thousands	Principal in		Principal in Thousands of
	Currency	of US Dollars	Thousands of Euros	Currency	Euros
Maturity
2023	US Dollars	6,015	5,635	Euros	3,269
2024	US Dollars	24,058	22,557	Euros	13,076
2025	US Dollars	24,058	22,557	Euros	13,076
2026	US Dollars	24,058	22,557	Euros	13,076
2027	US Dollars	2,235,700	2,096,101	Euros	1,216,058
Total	US Dollars	2,313,889	2,169,407	Euros	1,258,555

The borrowers of the total Senior secured debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

At 31 December 2021, the Group redeemed in advance an amount of Euros 74,246 thousand from Tranche B in Euros and Euros 124,798 thousand from Tranche B in US Dollars, using part of the amount received from GIC (sovereign wealth fund in Singapore).

Revolving credit facility

On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in 2025 and an applicable margin of 150 basis points (bp) pegged to US Libor.

Movement in the Revolving Credit Facility is as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Drawn opening balance	330,000	—
Drawdowns	591,537	829,636
Repayments	(916,958)	(525,979)
Translation differences	(4,579)	26,343
Drawn closing balance	—	330,000

The costs of refinancing the revolving credit facility in 2020 amounted to Euros 9.3 million.

Guarantors

The Notes, the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group.

The Notes are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(c)	Other financial liabilities

Details of other financial liabilities at 31 December 2022 and 2021 are as follows:

		Thousands of Euros
Other financial liabilities	Reference	31/12/2022	31/12/2021
Non-current debt with GIC (sovereign wealth fund in Singapore)	(i)	833,664	829,937
Non-current preferential loans		4,943	7,029
Other non-current financial liabilities	(iii)	49,100	1,860
Total other non-current financial liabilities		887,707	838,826

Current debt with GIC (sovereign wealth fund in Singapore)	(i)	86,284	—
Current preferential loans		1,633	2,607
Outstanding payments of acquisitions	(ii)	—	39,075
Other current financial liabilities	(iii)	25,763	1,552
Total other current financial liabilities		113,680	43,234

(i)Debt with GIC – Singapore sovereign wealth fund

In November 2021 approval was received from the pertinent authorities to close the agreement with GIC (Sovereign Fund of Singapore), announced in June 2021, whereby the Group received an amount of US Dollars 990 million in exchange for 10 ordinary Class B shares in Biomat USA and 9 ordinary Class B shares in a new sub-holding, Biomat Newco, created for this purpose.

The main terms and conditions of the agreement with GIC were:

●	The distribution of annual preferential dividends to GIC equivalent to US Dollar 4,168 thousand per share, following majority approval of the Board of Directors of Biomat USA and Biomat Newco;
●	The redemption right with respect to Class B stock for US Dollars 52,105 thousand per share, is subject to unilateral approval of the Class B stockholders (with one share annually redeemable starting as of 31 December 2022). At 31 December 2022 no shares have been redeemed.
●	From 1 December 2036, holders of Class B shares of Biomat USA will have the right to request Biomat USA to redeem up to the total of the Class B shares they hold at a value of US Dollars 52,105,263.16 per share. Class B shareholders of Biomat Newco will have the same right with respect to Biomat Newco.
●	In the event that the dividends or the annual redemption at Biomat USA or Biomat NewCo, where applicable, is not approved, is partially paid, or is otherwise not paid, GIC holds the right to obtain in exchange thereof an undetermined number of shares among the following alternatives (i) an additional number of shares in Biomat USA, in lieu of the non-payment occurred at Biomat USA, (ii) an additional number of shares in Biomat NewCo, in lieu of the non-payment occurred at Biomat NewCo; or (iii) a number of ADRs of Grifols, S.A. in lieu of either (i) or (ii).
●	Grifols holds the right to redeem all of the Class B stock from the fifth year onwards;
●	In the event of liquidation of Biomat USA and Biomat Newco, GIC shall have the right to the preferential liquidation of US Dollars 52,105 thousand per share, but shall not have any rights over the liquidation of net assets of these companies.

Current debt with GIC includes Euros 37,432 thousand of accrued interests plus Euros 48,852 thousand related to the share redemption right.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Grifols did not have the discretional right to avoid payment in cash and therefore, the instrument was recorded as a financial liability at 31 December 2022 and at 31 December 2021.

The Group does not lose control of Biomat USA and continues overseeing all aspects of the Biomat Group’s administration and operations.

(ii)Outstanding payments of acquisitions

At 31 December 2021, the balance corresponded to the outstanding amount payable relating to the Gigagen, Inc. acquisition (see note 3).

(iii)Other non-current and current financial liabilities

At 31 December 2022, “other non-current financial liabilities” include mainly an unsecured long-term loan in the amount of Euros 44.3 million and a repayment obligation arising from a supply contract amounting to Euros 5.9 million, both corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (see note 3).

At 31 December 2022, “other current financial liabilities” include mainly distributor commission liabilities of Euros 15.5 million corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (see note 3).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Maturity at:
Up to one year	113,680	43,234
Two years	54,506	88,144
Three years	50,086	88,947
Four years	50,408	89,027
Five years	49,483	88,871
Over five years	683,224	483,837
	1,001,387	882,060

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(d)	Changes in liabilities derived from financing activities

	Thousands of Euros
			Senior Secured
			debt & Other	Finance lease	Other financial
	Reference	Bonds	loans	liabilities	liabilities	Total
Carrying amount at 1 January 2020		2,677,202	3,687,739	740,690	101,749	7,207,380
New financing		116,352	—	—	—	116,352
Refunds		(105,564)	(66,047)	(79,037)	(22,681)	(273,329)
Interest accrued		81,880	124,840	35,084	2,073	243,877
Other movements		—	(10,468)	88,867	4,837	83,236
Interest paid/received		(60,355)	(95,433)	—	—	(155,788)
Business combinations	Note 3	—	—	—	34,778	34,778
Foreign exchange differences		—	(172,246)	(52,105)	(5,443)	(229,794)
Balance at 31 December 2020		2,709,515	3,468,385	733,499	115,313	7,026,712
New financing		2,126,979	329,555	—	829,937	3,286,471
Refunds		(114,480)	(266,659)	(82,692)	(3,507)	(467,338)
Interest accrued		100,948	130,327	35,786	2,165	269,226
Other movements		(33,920)	5,445	135,697	729	107,951
Interest paid/received		(64,031)	(91,089)	—	—	(155,120)
Business combinations	Note 3	—	—	—	(64,749)	(64,749)
Foreign exchange differences		18,523	131,084	51,434	3,047	204,088
Balance at December 31, 2021		4,743,534	3,707,048	873,724	882,935	10,207,241
New financing		112,557	990,537	—	16,448	1,119,542
Refunds		(217,058)	(944,386)	(104,287)	(15,685)	(1,281,416)
Interest accrued		176,317	206,901	43,640	84,586	511,444
Other movements		744	(744)	123,792	—	123,792
Interest paid/received		(150,595)	(156,461)	—	(43,331)	(350,387)
Business combinations	Note 3	(1,804)	121,597	30,290	31,016	181,099
Foreign exchange differences		27,965	117,029	49,785	50,154	244,933
Balance at 31 December 2022		4,691,660	4,041,521	1,016,944	1,006,123	10,756,248

(21)    Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Suppliers	731,918	628,992
VAT payable	11,133	13,011
Taxation authorities, withholdings payable	7,986	7,267
Social security payable	23,627	39,191
Other public entities	71,984	92,365
Other payables	114,730	151,834
Current income tax liabilities	15,687	4,516
	862,335	785,342

Suppliers

Details of balances with related parties are shown in note 30.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 29.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(22)    Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Salaries payable	199,584	175,710
Other payables	4,069	23
Deferred income	27,642	32,970
Advances received	10,192	10,569
Other current liabilities	241,487	219,272

At 31 December 2022, and 31 December 2021, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer.

(23)    Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2022, 2021 and 2020 by segment is as follows:

	Thousands of Euros
	31/12/2022	31/12/2021 (*)	31/12/2020 (*)
Biopharma	5,005,382	3,814,983	4,242,502
Diagnostic	671,292	779,108	775,889
Bio supplies	146,076	115,811	133,221
Others	250,165	266,461	222,521
Intersegments	(8,948)	(43,245)	(34,095)
	6,063,967	4,933,118	5,340,038

* As a consequence of the review of transactions and balances allocations by segments, the comparative figures for the fiscal year 2021 and 2020 have been adjusted accordingly.

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2022	31/12/2021	31/12/2020
USA and Canada	3,855,607	3,154,549	3,599,746
Spain	320,631	362,407	339,169
European Union	711,579	544,042	495,323
Rest of the world	1,176,150	872,120	905,800
Consolidated	6,063,967	4,933,118	5,340,038

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021	31/12/2020
Gross sales	7,720,463	6,234,277	6,806,005
Chargebacks	(1,402,218)	(1,101,896)	(1,247,153)
Cash discounts	(76,547)	(60,019)	(68,912)
Volume rebates	(66,280)	(49,043)	(57,858)
Medicare and Medicaid	(64,438)	(53,440)	(61,089)
Other discounts	(47,013)	(36,761)	(30,955)
Net sales	6,063,967	4,933,118	5,340,038

Movement in discounts and other reductions in gross income during 2022 is as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992
Current estimate related to sales made in current and previous periods	1,402,218	76,547	66,280	64,438	47,013	1,656,496	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,196,670)	(69,960)	(43,494)	(43,332)	(28,818)	(1,382,274)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	(109,726)	(6,442)	(21,501)	(21,271)	(2,935)	(161,875)	(3)
Translation differences	8,845	338	1,034	1,587	138	11,942
Balance at 31 December 2022	264,513	6,184	23,565	27,036	25,983	347,281
(1)	Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.
(2)	Amounts credited and posted against provisions for current period
(3)	Amounts credited and posted against provisions for prior period

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Movement in discounts and other reductions to gross income during 2021 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548
Current estimate related to sales made in current and previous periods	1,101,896	60,019	49,043	53,440	36,761	1,301,159	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,080,304)	(54,554)	(29,617)	(42,890)	(27,036)	(1,234,401)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	(65,681)	(6,964)	(29,304)	(15,422)	(11,057)	(128,428)	(3)
Translation differences	13,066	405	1,454	2,035	154	17,114
Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992

Movement in discounts and other reductions to gross income during 2020 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2019	90,488	5,897	28,705	18,911	15,071	159,072
Current estimate related to sales made in current and previous periods	1,247,153	68,912	57,858	61,089	30,955	1,465,967	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,033,053)	(61,387)	(27,798)	(34,564)	(30,509)	(1,187,311)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	(97,504)	(6,030)	(26,481)	(14,526)	(3,615)	(148,156)	(3)
Translation differences	(16,215)	(597)	(2,614)	(2,459)	(139)	(22,024)
Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548

(24)    Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021	31/12/2020
Cost of sales	1,343,991	999,347	1,058,132
Research and development	159,766	138,629	110,682
Selling, general & administration expenses	472,413	401,390	383,851
	1,976,170	1,539,366	1,552,665

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details by nature are as follows:

		Thousands of Euros
	Reference	31/12/2022	31/12/2021	31/12/2020
Wages and salaries		1,600,617	1,231,812	1,234,761
Contributions to pension plans	Note 28	40,994	31,757	33,226
Other social charges		33,506	27,387	27,462
Social Security		301,053	248,410	257,216
		1,976,170	1,539,366	1,552,665

(25)    Expenses by Nature

(a)  Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2022, 2021 and 2020 classified by functions are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021	31/12/2020
Cost of sales	275,512	211,676	198,310
Research and development	44,295	55,311	32,814
Selling, general & administration expenses	88,057	92,780	90,409
	407,864	359,767	321,533

(b)  Other operating income and expenses

Other operating income and expenses incurred during 2022, 2021 and 2020 by function are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021	31/12/2020
Cost of sales	682,636	535,058	500,415
Research and development	164,229	165,884	156,994
Selling, general & administration expenses	579,067	532,056	499,218
	1,425,932	1,232,998	1,156,627

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Details by nature are as follows:

	Thousands of Euros
	Reference	31/12/2022	31/12/2021	31/12/2020
Changes in trade provisions		8,743	4,844	(14,059)
Professional services		305,215	258,371	265,539
Commissions		40,397	28,671	27,147
Supplies and auxiliary materials		251,120	197,893	187,370
Operating leases	Note 8	38,994	32,945	28,176
Freight		190,692	148,797	137,466
Repair and maintenance expenses		218,971	150,308	147,039
Advertising		90,652	71,280	55,073
Insurance		46,090	38,724	30,776
Royalties		13,646	48,446	40,634
Travel expenses		49,356	30,334	23,005
External services		83,296	74,858	71,240
R&D Expenses		94,903	106,873	101,410
Gains on disposal of assets		(22,236)	—	—
Other		16,093	40,654	55,811
Other operating income&expenses		1,425,932	1,232,998	1,156,627

(26)    Finance Result

Details are as follows:

	Thousands of Euros
	Reference	31/12/2022	31/12/2021	31/12/2020
Finance income		33,859	11,551	8,021
Finance costs from Senior Unsecured Notes		(181,149)	(104,944)	(85,182)
Finance costs from senior debt	Note 20 (b)	(161,466)	(111,719)	(119,140)
Finance costs from other financial liabilities		(81,914)	—	—
Finance costs from sale of receivables	Note 14	(18,201)	(10,292)	(10,964)
Capitalized interest	Note 9	25,184	18,636	16,606
Finance lease expenses	Note 8	(45,198)	(35,786)	(35,205)
Other finance costs		(33,780)	(33,889)	(15,754)
Finance costs		(496,524)	(277,994)	(249,639)
Change in fair value of financial instruments		11,999	246	55,703
Exchange differences		7,725	(11,602)	8,246
Finance result		(442,941)	(277,799)	(177,669)

The finance costs from other financial liabilities heading for  2022 includes finance costs related to the interest on the funds received by GIC amounting 81,914 thousand (see note 20 (c)).

During 2022 the Group has capitalized interest at a rate of between 4.43% and 5.44% based on the financing received (between 3.71% and 4.15% during 2021).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

“Change in fair value of financial instruments” at 31 December 2020 includes the difference between the contractual right value recognized at 31 December 2019 and the quoted value of SRAAS at 30 March 2020 for an amount of Euros 56,526 thousand (see note 10).

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

Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2022 and 2021, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material.

Law 38/2022 has incorporated a temporary measure with effect for tax periods beginning in 2023, limiting the amount of the individual tax losses of each of the entities comprising the tax group for corporate income tax purposes by 50%.  Under the terms in which this measure has been approved, it will have an impact on the use of tax loss carryforwards by the consolidated tax group Grifols S.A. The group is currently evaluating the impact of this measure and the alternatives that may mitigate this effect, although it is not possible to quantify this impact at this time.

The Pilar 2 Law proposes to establish a worldwide minimum taxation of 15% in Corporate Income Tax (IS) for those companies with a turnover of more than 750 M€. The group is currently evaluating the impact of this measure; however it is not expected to have a significant impact on its consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)	Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2022	31/12/2021	31/12/2020

Profit before income tax from continuing operations	361,257	350,453	878,629

Tax at 25%	90,313	87,613	219,657
Permanent differences	(30,796)	2,503	(7,181)
Effect of different tax rates	9,953	(8,720)	(30,686)
Tax credits (deductions)	3,667	(14,998)	(14,980)
Prior year income tax expense	12,685	18,908	517
Other income tax expenses/(income)	4,289	(180)	2,312
Total income tax expense	90,111	85,126	169,639

Deferred tax	(15,138)	17,754	43,138
Current tax	105,249	67,372	126,501
Total income tax expense	90,111	85,126	169,639

The effect of the different tax rates is basically due to a change of country mix in profits

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)	Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Tax effect
	31/12/2022	31/12/2021	31/12/2020

Assets
Provisions	20,511	8,387	3,942
Inventories	67,557	47,908	59,129
Tax credits (deductions)	33,921	26,425	57,896
Tax loss carryforwards	58,159	51,750	53,063
Other	6,197	19,993	11,004
Subtotal, assets	186,345	154,463	185,034
Goodwill	(3,063)	(2,106)	(30,040)
Fixed assets, amortisation and depreciation	(16)	3,151	(3,011)
Intangible assets	(1,349)	(3,001)	(2,062)
Other	(6,994)	—	—
Subtotal, net liabilities	(11,422)	(1,956)	(35,113)
Deferred assets, net	174,923	152,507	149,921

Liabilities
Goodwill	(337,948)	(272,596)	(215,907)
Intangible assets	(669,316)	(288,819)	(270,145)
Fixed assets	(92,811)	(86,899)	(78,325)
Debt cancellation costs	(50,666)	(61,543)	(66,720)
Subtotal, liabilities	(1,150,741)	(709,857)	(631,097)
Tax loss carryforwards	2,993	2,160	12,024
Tax credits (deductions)	14,578	—	—
Inventories	652	5,532	1,673
Provisions	70,206	37,671	36,663
Other	27,489	30,510	23,924
Subtotal, net assets	115,918	75,873	74,284
Net deferred Liabilities	(1,034,823)	(633,984)	(556,813)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2022	31/12/2021	31/12/2020
Balance at 1 January	(481,477)	(406,892)	(340,803)
Movements during the year	15,138	(17,754)	(43,138)
Business combination (note 3)	(361,051)	(16,400)	(47,988)
Translation differences	(32,510)	(40,431)	25,037
Balance at 31 December	(859,900)	(481,477)	(406,892)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2022, 2021 and 2020 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 112,274 thousand at 31 December 2022 (Euros 57,183 thousand at 31 December 2021).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in five years.

Tax loss carryforwards pending to be offset derived from the US companies are available for 20 years from their date of origin whilst tax losses carryforwards pending to be offset from Spanish companies registered in the Basque Country are available for 15 years and there is no maturity date for other remaining Spanish companies. The Group estimates that of the total amount of tax credits for tax losses recognized in the balance sheet at 31 December 2022 for an amount of Euros 61,152 thousand, approximately Euros 48,453 thousand will be recovered in a period of less than 5 years.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 121,486 thousand (Euros 123,407 thousand at 31 December 2021). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to Euros 78,947 thousand as of 31 December 2022 (Euros 52,119 thousand as of 31 December 2021).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c)	Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

●	Certain companies of the Group domiciled in Spain were subject to an inspection by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016.

As a result of said procedure, the State Tax Administration Agency issued assessments containing the results of the inspection, where it is indicated that the treatment of certain transactions and computations mainly related to Transfer Pricing should be adjusted, taking into consideration different interpretations related to the allocation of taxable bases between different jurisdictions. With respect to Corporate Income Tax, the deductibility of certain expenses for the computation of the tax payable has been questioned. These assessments were signed in conformity by the Group on 8 November 2021. It should be noted that no penalties were imposed on any of the Group companies for any of the taxes subject to verification.

The results of the inspection did not have a significant impact on the Group’s consolidated financial statements, and the differences determined by the State Tax Administration Agency were recorded as part of the current tax included under the heading “Current tax liabilities” in the Consolidated Balance Sheet as of 31 December  2021.

If the result of the procedure is considered to be replicable to years not reviewed and open to inspection, the Group estimated that it was not necessary to record provisions in the consolidated financial statements mainly because the number of transactions that gave rise to the aforementioned assessments has significantly decreased since the years in which they were inspected.

Likewise, having adjusted the allocation of taxable income in accordance with the aforementioned assessments for the purposes of their consideration for the determination of Transfer Pricing, the Group now has a legal right to recover certain amounts from the corresponding Administration, in accordance with the provisions of the European Convention on International Commercial Arbitration with respect to international double taxation. The minimum amount to be recovered, upon which its realization is virtually certain, was recorded as a non-current receivable included in the caption “other payable” as of 31 December 2021.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

●	Grifols Shared Services North America, Inc. and subsidiaries: In 2020 notification of an inspection was received relating to the State Income Tax for the fiscal years 2017 and 2018.
●	Certain Group companies domiciled in Spain were notified in July 2022 of the inspection by the Spanish State Tax Administration Agency in relation to Corporation Tax for the years 2017 to 2019 and Value Added Tax, personal income tax, non-resident income and capital income for the years 2018 and 2019.

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

(28)    Other Commitments with Third Parties and Other Contingent Liabilities

(a)	Guarantees

The Group has no significant guarantees extended to third parties.

(b)	Guarantees committed with third parties

The Group has no significant guarantees extended to third parties, except for those described in note 20.

(c)	Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2022 has amounted to Euros 1,033 thousand (Euros 948 thousand for 2021).

In successive years this contribution will be defined through labor negotiations.

In the event that control is taken of the Company, the Group has agreements with 45 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At 31 December 2022, the Group has settled the RSU plan of 2019 for an amount of Euros 9,381 thousand (Euros 7,782 thousand at 31 December 2021 corresponding to the RSU plan of 2018).

This commitment is treated as equity instrument and the amount totals Euros 7,304 thousand at 31 December 2022 (Euros 9,838 thousand at 31 December 2021).

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 34.1 million in 2022 (US Dollars 31.8 million in 2021).

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

(d)	Purchase commitments

Details of the Group’s raw material purchase commitments at 31 December 2022 are as follows:

Thousands of Euros
2023	409,984
2024	413,283
2025	352,805
2026	230,625
2027	219,034
More than 5 years	281,951

(e)	Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

●	ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC.

Served:  8 October 2019

US District Court, Northern District of Illinois

Patent Infringement, Civil Action No. 1:19-cv-6587

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated 16 August 2019 (the “HIV License”). On 12 September 2019, GDS and Ortho filed Notice of Arbitration.  On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent.  GDS filed a Motion to Dismiss and to commence the arbitration proceeding, however the Court agreed to keep all motions filed and referred the parties to magistrate in order to convene a conference to reach a binding settlement agreement. The parties attended the agreed conference on 5 February, presided over by the magistrate selected by the District Judge. No satisfactory settlement was reached. On March 16, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbott. The arbitration hearing was 15-16 June 2020. Grifols/Ortho were awarded US Dollars 4 Million.

NEXT ACTION: Expert Discovery was concluded on 14 October 2022, and the parties filed dispositive motions, including a motion for summary judgement by Abbott and an opposition filed by GDS, the Court has yet to rule on the motion for summary judgement filed by Abbott. GDS and Ortho contend that the patent is valid and they believe that Abbott will be unsuccessful in its Declaratory Relief action and Motion for Summary Judgment in attempting to invalidate the patent.

●	SIEMENS HEALTHCARE DIAGNOSTICS, INC. v. ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS INC.

Served: 10 November 2020

Contract Dispute

Siemens initiated dispute resolution against Ortho and GDS under the Supply Agreement alleging overpayments after an audit by Siemens.

OUTCOME: Decision by the Panel issued on 27 September 2022. The Panel denied all claims by Siemens except for the cost of an audit, which resulted in a payment to Siemens in the amount of US Dollars 171,000.

●	RAMIREZ-VIVAR, ALFONSO v. GRIFOLS DIAGNOSTIC SOLUTIONS, INC.

Served: 11 March 2021

Superior Court, CA County of Alameda

Case No.: RG21089519

Wage & Hour Class Action

Plaintiff claiming violation of CA wage & hour statutes.

NEXT STEP: The Hearing on the class certification motion was heard on 28 October 2022. Court recently granted class certification to a very limited portion of the class relating to only two of the ten claims alleged in the class action lawsuit. Defense counsel has reviewed the claims and provided an analysis of exposure and discuss options pertaining to defense and potential mediation. Plaintiff’s counsel has requested mediation and GDS is cautiously optimistic that a settlement is possible in the coming weeks/months.

CLASS POTENTIAL: Approximately 300 GDS employees in California for payroll/wage & hour violations per pay period for 4 years.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

●	BRIAN VAUGHAN, JASON DARNELL, FEBBIE MINNIEFIELD, and ADRIEL VEGA, individually and on behalf of others similarly situated v. BIOMAT USA, INC., TALECRIS PLASMA RESOURCES, INC., and INTERSTATE BLOOD BANK, INC.

Served: 22 June 2020

Circuit Court of Cook County

Case No. 2020CH04519

Removed to Federal Court 17 July 2020, Northern District of Illinois, Case No. 20-cv-4241

Illinois Biometric Information Privacy Act

Former donors allege violations of IL Biometric Information Privacy Act in a putative class action. Plaintiffs donated plasma at one of Defendants’ Illinois-based plasma donation centers. They were required to scan at least one fingerprint to donate plasma to track their identity. Plaintiffs allege that Defendants failed to comply with the BIPA’s requirements when they collected their fingerprint data. Specifically, they allege that Defendants violated the BIPA by (i) failing to develop a publicly data-retention policy and guidelines for permanently destroying biometric data, and (b) collecting, using, and storing their donors’ biometric data without obtaining informed written consent. Defendants, for their part, deny Plaintiffs’ allegations, that they have violated the BIPA, they are subject to the BIPA, or that any biometric data of donors were disclosed to any unauthorized third parties. Defendants had many defenses including the federal preemption, arguments to be made to defeat class certification, and most relevant is that Class Members signed a consent form authorizing the use of fingerprinting as biometric authentication of their identity as part of the automated screening process.

NEXT ACTION: The Parties have settled this class action in the amount of $16,750,000. At the time of this settlement, discovery was beginning. The Group has properly accrued a total amount of US Dollars 6 million, and the remainder will be funded by the insurer. The Parties agreed to settle this litigation now without any admission or determination of liability or the strength of the Parties’ claims and defenses, in order to avoid further risk and expenses to Plaintiffs and the Defendants. The Parties have signed a settlement agreement and the Plaintiffs have now filed a Motion for Preliminary Approval of Class Action Settlement, and the request for a Final Approval Hearing is pending with the Court. When approved by the Court, the Parties will provide notice to the class and proceed with the settlement procedures.

CLASS MEMBERS: The settlement class is 66,822 individuals.

●	CERUS CORPORATION v. LABORATORIOS GRIFOLS, S.A.

Cerus Corporation (“Cerus”) and Laboratorios Grifols, S.A. (“Grifols”) entered into a Manufacturing and Supply Agreement executed in 2016, pursuant to which Grifols was to manufacture and supply to Cerus processing and filters sets to be used by Cerus in its own product (the “Agreement”). As a result of Grifols’ decision to discontinue the manufacturing, sale and support of its blood bag product business worldwide, Grifols was unable to comply with the Agreement.

In December 2021, Cerus filed a notice of arbitration in the UK pursuant to the terms of the Agreement alleging wrongful termination of the Agreement by Grifols. Furthermore, in January 2022, Cerus filed injunctive measures with the Courts of Rubí (Barcelona) requiring the suspension of the closure of Grifols’ blood bags production facility until the arbitration proceedings is finalized.

NEXT ACTION: At the end of February 2023, the Parties agreed to further suspend the proceedings which was granted until 31 August 2023. The companies are continuing to apply efforts to amicably solve technical vicissitudes in order to continue with their commercial relationship (manufacturing and supply agreement) on satisfactory terms for both parties.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

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

NEXT ACTION: Grifols has received verbal information that KIMADIA has been able to have sourced alternative product for an agreeable pricing and that discussions among Hali/Tiba and KIMADIA have not continue on the topic of possible sanctions. However, Grifols is still waiting to obtain written confirmation on the latter or assurance that its possible claim has expired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(29)    Financial Instruments

(a)Classification

Below is a breakdown of the financial instruments by nature, category and fair value. The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

	Thousands of Euros
	31/12/2022
	Carrying amount								Fair Value
	Financial assets		Financial		Financial	Other
	at amortised	Financial assets	assets at FV		liabilities at	financial
	costs	at FVTPL	through OCI	Hedges	amortised costs	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	7	11,533	—	—	—	11,540	7	—	11,533	11,540
Derivative instruments	—	—	—	39,659	—	—	39,659	—	39,659	—	39,659
Trade receivables	—	—	236,076	—	—	—	236,076	—	236,076	—	236,076
Financial assets measured at fair value	—	7	247,609	39,659	—	—	287,275

Non-current financial assets	582,175	—	—	—	—	—	582,175
Other current financial assets	31,034	—	—	—	—	—	31,034
Trade and other receivables	445,793	—	—	—	—	—	445,793
Cash and cash equivalents	547,979	—	—	—	—	—	547,979
Financial assets not measured at fair value	1,606,981	—	—	—	—	—	1,606,981

Derivatives instruments	—	(4,736)	—	—	—		(4,736)	—	(4,736)	—	(4,736)
Financial liabilities measured at fair value	—	(4,736)	—	—	—	—	(4,736)

Senior Unsecured & Secured Notes	—	—	—	—	(4,572,720)	—	(4,572,720)	(4,122,656)	—	—	(4,122,656)
Promissory Notes	—	—	—	—	(118,940)	—	(118,940)
Senior secured debt	—	—	—	—	(3,227,926)	—	(3,227,926)	—	(3,286,662)	—	(3,286,662)
Other bank loans	—	—	—	—	(813,595)	—	(813,595)
Lease liabilities	—	—	—	—	(1,016,944)	—	(1,016,944)
Other financial liabilities	—	—	—	—	(1,001,387)	—	(1,001,387)
Other non-current debts	—	—	—	—	—	(15)	(15)
Trade and other payables	—	—	—	—	(846,648)	—	(846,648)
Other current liabilities	—	—	—	—	—	(241,487)	(241,487)
Financial liabilities not measured at fair value	—	—	—	—	(11,598,160)	(241,502)	(11,839,662)
	1,606,981	(4,729)	247,609	39,659	(11,598,160)	(241,502)	(9,950,142)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	Thousands of Euros
	31/12/2021
	Carrying amount							Fair Value
	Financial assets	Financial	Financial		Financial	Other
	at amortised	assests at	assets at FV		liabilities at	financial
	costs	FVTPL	through OCI	Hedges	amortised costs	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	7	2,031	—	—	—	2,038	7	—	2,031	2,038
Derivative instruments	—	—	—	5,306	—	—	5,306	—	5,306	—	5,306
Trade receivables	—	—	216,433	—	—	—	216,433	—	216,433	—	216,433
Financial assets measured at fair value	—	7	218,464	5,306	—	—	223,777
			—
Non-current financial assets	358,161	—	—	—	—	—	358,161
Other current financial assets	2,026,469	—	—	—	—	—	2,026,469
Trade and other receivables	270,827	—	—	—	—	—	270,827
Cash and cash equivalents	655,493	—	—	—	—	—	655,493
Financial assets not measured at fair value	3,310,950	—	—	—	—	—	3,310,950

Derivatives instruments	—	(875)	—	—	—		(875)	—	(875)	—	(875)
Financial liabilities measured at fair value	—	(875)	—	—	—	—	(875)

Senior Unsecured & Secured Notes	—	—	—	—	(4,626,919)	—	(4,626,919)	(4,697,328)	—	—	(4,697,328)
Promissory Notes	—	—	—	—	(116,610)	—	(116,610)
Senior secured debt	—	—	—	—	(3,061,078)	—	(3,061,078)	—	(3,262,901)	—	(3,262,901)
Other bank loans	—	—	—	—	(645,975)	—	(645,975)
Lease liabilities	—	—	—	—	(873,724)	—	(873,724)
Other financial liabilities	—	—	—	—	(882,060)	—	(882,060)
Other non-current debts	—	—	—	—	—	(333)	(333)
Trade and other payables	—	—	—	—	(780,826)	—	(780,826)
Other current liabilities	—	—	—	—	—	(219,272)	(219,272)
Financial liabilities not measured at fair value	—	—	—	—	(10,987,192)	(219,605)	(11,206,797)
	3,310,950	(868)	218,464	5,306	(10,987,192)	(219,605)	(7,672,945)

(b)Measurement of fair value

In order to determine the fair value of financial assets or liabilities, the Group uses the following hierarchy based on the relevance of the variables used:

●	Level 1: estimations based on quoted prices of the instrument.
●	Level 2: estimations based on significant observable variables coming directly from the market.
●	Level 3: estimations based on valuation techniques other than observable variables in the market, mainly discounted cash flows.

(c)Financial risk management

This item provides information on the Group’s exposure to risk associated with the use of financial instruments, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy.

The Group is exposed to the following risks:

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

(i)Credit risk

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2022 and 2021 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Reference	31/12/2022	31/12/2021

Non-current financial assets	Nota 11	620,745	362,267
Other current financial assets	Nota 11	43,663	2,029,707
Contractual assets	Nota 13	35,154	1,939
Trade receivables	Nota 14	608,688	432,197
Other receivables	Nota 14	29,083	17,224
Cash and cash equivalents	Nota 15	547,979	655,493
		1,885,312	3,498,827

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The maximum level of exposure to risk associated with receivables and contractual assets at 31 December 2022 and 2021, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2022	31/12/2021

Spain	53,145	62,108
EU countries	69,003	40,897
United States of America	139,721	110,624
Other European countries	16,030	25,163
Other regions	395,026	212,568
	672,925	451,360

Impairment losses

A breakdown of the trade and other receivables and contractual assets net of the impairment losses by ageing at 31 December 2022 is as follows:

	Thousands of Euros
				Total net third
		Total gross carrying		party trade
	ECL Rate	amount	Provision	receivables
Not matured	0.19%	550,131	(48)	550,083
Past due 0-30 days	0.19%	44,779	(425)	44,354
Past due 31-60 days	0.62%	16,000	(163)	15,837
Past due 61-90 days	2.03%	6,029	(133)	5,896
Past due 91-180 days	3.01%	17,407	(295)	17,112
Past due 181-365 days	8.52%	10,747	(187)	10,560
More than one year	100.00%	9,994	(9,994)	—
				—
Customers with objective evidence of impairment		21,046	(21,046)	—
		676,133	(32,291)	643,842

A breakdown of the trade and other receivables and contractual assets net of the impairment losses by ageing as of 31 December 2021 is as follows:

	Thousands of Euros
				Total net third
		Total gross carrying		party trade
	ECL Rate	amount	Provision	receivables
Not matured	0.19%	364,538	(445)	364,093
Past due 0-30 days	0.19%	32,623	(51)	32,572
Past due 31-60 days	0.62%	14,144	(79)	14,065
Past due 61-90 days	2.03%	6,556	(133)	6,423
Past due 91-180 days	3.01%	11,000	(311)	10,689
Past due 181-365 days	8.52%	6,543	(249)	6,294
More than one year	100.00%	3,911	(3,911)	—

Customers with objective evidence of impairment		18,830	(18,830)	—
		458,145	(24,009)	434,136

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2022	31/12/2021	31/12/2020

Opening balance	24,009	22,985	22,291
Net charges for the year	14,074	6,471	2,436
Net cancellations for the year	(6,949)	(6,269)	(124)
Transfers	53	—	(29)
Translation differences	1,104	822	(1,589)
Closing balance	32,291	24,009	22,985

(ii)Liquidity risk

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

At 31 December 2022 the Group has total cash and cash equivalents of Euros 547,979 thousand (Euros 655,493 thousand at 31 December 2021). The Group also has approximately Euros 987,340 thousand in unused credit facilities (Euros 621,989 thousand at 31 December 2021), including Euros 937,559 thousand on the revolving credit facility (Euros 534,429 thousand at 31 December 2021).

The Group is able to provide sufficient liquidity to fund its current obligations based on cash flows from operations combined with cash balances and availability of unused credit lines, and it is committed to maintaining elevated and adequate levels of liquidity through internally generated cash flows, and a decrease in dividend payments in the medium term. Additionally, currently the Group does not generate significant cash in any country that might have restrictions on the repatriation of funds.

As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse.

The main contractual obligations existing at the end of the fiscal year comprise mainly long-term financial debt obligations with capital repayments and interest payments (see note 20).

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months	6 - 12	1-2	2 - 5	More than
Carrying amount	Reference	31/12/22	flows	or less	months	years	years	5 years
Financial liabilities
Bank loans	Note 20	4,041,522	5,193,051	527,770	148,914	488,105	4,028,262	—
Other financial liabilities	Note 20	1,001,387	1,685,824	169,278	18,656	124,822	441,933	931,135
Bonds and other marketable securities	Note 20	4,691,659	5,468,068	190,453	75,951	147,903	5,053,761	—
Lease liabilities	Note 20	1,016,944	1,016,944	51,088	51,268	57,695	218,384	638,509
Payable to suppliers	Note 21	731,918	731,918	731,675	243	—	—	—
Other current liabilities	Note 22	14,261	14,262	11,364	2,898	—	—	—
Financial derivatives	Note 29 (d)	4,736	4,736	733	—	12	3,991	—
Total		11,502,427	14,114,803	1,682,361	297,930	818,537	9,746,331	1,569,644

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months	6 - 12	1-2	2 - 5	More than
Carrying amount	Reference	31/12/21	flows	or less	months	years	years	5 years
Financial liabilities
Bank loans	Note 20	3,707,053	4,309,621	476,397	78,524	102,070	3,641,777	10,853
Other financial liabilities	Note 20	882,060	1,294,873	41,934	1,300	164,718	448,161	638,760
Bonds and other marketable securities	Note 20	4,743,529	5,663,320	2,215,138	170,572	48,538	3,145,255	83,817
Lease liabilities	Note 20	873,724	873,723	24,640	23,927	47,595	184,032	593,529
Payable to suppliers	Note 21	628,992	628,992	622,091	6,901	—	—	—
Other current liabilities	Note 22	43,562	43,562	42,387	1,175	—	—	—
Financial derivatives	Note 29 (d)	875	875	875	—	—	—	—
Total		10,879,795	12,814,966	3,423,462	282,399	362,921	7,419,225	1,326,959

(iii)Currency risk

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies.

The financing obtained in Euros represents 60% of the total debt of the Group and amounts to Euros 5,563 million at 31 December 2022 (69% and Euros 5,962 million at 31 December 2021).

As mentioned in note 20, part of the US dollar debt of the Group is covered by a currency swap to hedge the exposure to the associated currency risk.

The Group applies the cost of hedging method. This method enables the Group to exclude the currency basis spread from the designated hedging instrument and, subject to certain requirements, changes in their fair value attributable to this component are recognized in other comprehensive income.

Details of the Group’s exposure to currency risk is as follows:

	Thousands of Euros
	31/12/2022
	Euros (*)	US Dollars (**)
Trade receivables	2,116	58,331
Receivables from Group companies	132,645	11,542
Loans to Group companies	4,548,142	33
Cash and cash equivalents	11,154	1,989
Trade payables	(17,297)	(20,870)
Payables to Group companies	(77,367)	(29,277)
Loans from Group companies	(4,414,879)	—
Bank loans	(31,875)	—

Balance sheet exposure	152,639	21,748

(*)   Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2021
	Euros (*)	US Dollars (**)
Trade receivables	2,023	14,800
Receivables from Group companies	141,285	7,101
Loans to Group companies	464,789	21
Cash and cash equivalents	25,766	82
Trade payables	(27,098)	(23,349)
Payables to Group companies	(62,930)	(6,480)
Loans from Group companies	(11,495)	(3)
Bank loans	(372,500)	—

Balance sheet exposure	159,840	(7,828)

(*)   Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The most significant exchange rates applied at 2022 and 2021 year ends are as follows:

	Closing exchange rate
Euros	31/12/2022	31/12/2021

US Dollars	1.0666	1.1326

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2022, equity would have increased by Euros 892,806 thousand (Euros 812,285 thousand at 31 December 2021) and profit due to foreign exchange differences would have increased by Euros 17,439 thousand (increase of Euros 15,201 thousand at 31 December 2021). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2022 and 2021 would have had the opposite effect for the amounts shown above, all other variables being held constant.

The Group uses hedge accounting to partially hedge the currency risk exposure (See note 29 (d)).

(iv)Interest rate risk

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

A significant part of the financing obtained accrues interest at fixed rates, representing 63% of the total debt of the Group at 31 December 2022 (58% at 31 December 2021). It mainly includes corporate senior notes, European Investment Bank loans, as well as the agreement with GIC (Sovereign Fund of Singapore) (see note 20).

Variable-rate debt represents 37% of the total debt at 31 December 2022 (42% at 31 December 2021) and includes mainly the senior secured debt (see note 20 (b)).

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Fixed-interest financial instruments
Financial liabilities	(5,835,492)	(4,878,087)
	(5,835,492)	(4,878,087)
Variable-interest financial instruments
Financial liabilities	(3,486,460)	(3,296,025)
	(3,486,460)	(3,296,025)
	(9,321,952)	(8,174,112)

Had the interest rate been 100 basis points higher at 31 December 2022, the interest expense would have increased by Euros 34,688 thousand (Euros 35,449 thousand at 31 December 2021). As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(v) Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector.

(d)Financial derivatives

At 31 December 2022 and 2021 the Group has recognized the following derivatives:

				Thousands of Euros
		Notional	Notional
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2022	31/12/2021	31/12/22	31/12/21	Maturity
Cross currency interest rate swap	US Dollar	500,000,000	500,000,000	35,296	5,306	15/10/2024
Cross currency interest rate swap	US Dollar	205,000,000	—	3,216	—	15/10/2024
Foreign exchange rate forward	Swiss Franc	5,500,000	—	71	—	28/02/2023
Foreign exchange rate forward	Canadian dollar	4,416,667	—	165	—	2023 and 2024
Foreign exchange rate forward	Pound Sterling	27,100,000	—	805	—	2023
Foreign exchange rate forward	US Dollar	23,720,000	—	104	—	2023
Embedded derivative	Euro	160,000,000	—	2	—	2024
Total assets (note 11)				39,659	5,306

Cross currency interest rate swap	US Dollar	205,000,000	—	(3,990)	—	15/10/2024
Foreign exchange rate forward	Canadian dollar	—	51,000,000	—	(875)	25/07/2022
Foreign exchange rate forward	US Dollar	60,000,000	—	(594)	—	30/01/2023
Foreign exchange rate forward	Canadian dollar	8,000,001	—	(145)	—	2024 and 2025
Foreign exchange rate forward	US Dollar	15,300,000	—	(6)	—	2023
Embedded derivative	Euro	65,000,000	—	(1)	—	2024
Total liabilities (note 20)				(4,736)	(875)

(i)Hedging derivative financial instruments

On 5 October 2021, the Group subscribed three cross currency interest-rate swaps with an aggregate value of US Dollars 500 million to hedge part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group receives a loan of Euros 431.6 million at a nominal interest rate of 3.78%.

- The Group grants a US Dollars 500 million loan at a nominal interest rate of 4.75%.

On 28 June 2022, the Group subscribed one cross currency interest-rate swap of US Dollars 205 million to hedge the remaining part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group receives a Euros 194 million loan at a nominal interest rate of 3.1046%.

- The Group grants a US Dollars 205 million loan at a nominal interest rate of 4.75%.

The derivative complies with the criteria required for hedge accounting. See further details in notes 4 (i).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The movement in derivative financial instruments is as follows:

	Thousands of Euros
	31/12/2022	31/12/2021
Initial balance	4,431	—
Business combination	(1,255)	—
Changes in fair value recognized in equity	(4,757)	3,130
Transfer to profit or loss	12,552	1,895
Transfer to profit or loss - translation differences	32,954	3
Tax effect	6,170	—
Collections / Payments	(15,172)	(597)
Ending balance	34,923	4,431

(ii)Derivative financial instruments at fair value through profit and loss

The Group has subscribed various foreign exchange forwards to partially hedge the foreign currency value of intercompany loan. Since the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to “Change in fair value of financial instruments” in the consolidated statement of profit and loss. At 31 December 2022, the Group has recognized a net finance cost of Euros 2,407 thousand (Euros 280 thousand of net finance cost at 31 December 2021).

(e)Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The capital structure is periodically reviewed through the preparation of strategic plans focused mainly on a sequential improvement of EBITDA (Earnings before interests, tax, amortization and depreciation), generation of operating cash and discipline in the allocation of capital; with the objective and commitment to reduce the leverage ratio.

In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2022 and 2021, the Group complies with the covenants in the contract.

The credit rating of the Group is as follows:

		September 2022	December 2021	September 2021
Moody’s Investors	Corporate rating	B1	B1
	Senior secured debt	Ba3	Ba3
	Senior Unsecured debt	B3	B3
	Perspective	Negative	Negative

Standard & Poor’s	Corporate rating	B+		BB-
	Senior secured debt	BB-		BB
	Senior Unsecured debt	B-		B
	Perspective	Stable		Negative

Fitch Ratings	Corporate rating	BB-		BB-
	Senior secured debt	BB+		BB+
	Senior Unsecured debt	B+		B+
	Perspective	Stable		Stable

The Parent held Class B treasury stock equivalent to 1.33% of its capital at 31 December 2022 (1.31% at 31 December 2021).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(30)    Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

		Thousands of Euros
Carrying amount	Reference	31/12/2022	31/12/2021

Receivables from associates and joint ventures	14	162,382	131,764
Current contract assets from associates and joint ventures		3,880	—
Trade payables associates and joint ventures		(91)	(3)
Loans to other related parties		96,537	89,104
Other financial assets with other related parties	11	318,890	220,947
Debts with key management personnel		(5,534)	(6,644)
Payables to other related parties		(4,810)	(3,824)
		571,254	431,344

Payables are included in trade and other payables (see note 21).

“Other financial assets with other related parties” mainly includes a loan with a related party with maturity 2024 and an interest rate of 3.75% (see note 11).

(a)	Group transactions with related parties

Group transactions with related parties during 2022 are as follows:

	Thousands of Euros
	Associates & joint	Key management	Other related	Board of directors
	ventures	personnel	parties	of the Company

Net sales	339,170	—	—	—
Purchases	(9)	—	—	—
Other service expenses	(34)	—	(4,343)	—
Remuneration	—	(13,891)	—	(5,316)
Payments for rights of use	—	—	(6,300)	—
Purchase of property, plant and equipment	—	—	3,464	—
Dividends paid/received	10,717	—	—	—
	349,844	(13,891)	(7,179)	(5,316)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Group transactions with related parties during 2021 were as follows:

	Thousands of Euros
	Associates & joint	Key management	Other related	Board of directors
	ventures	personnel	parties	of the Company

Net sales	220,808	—	—	—
Purchases	(613)	—	—	—
Other service expenses	(2,709)	—	(3,963)	—
Remuneration	—	(15,136)	—	(4,417)
Payments for rights of use	—	—	(5,332)	—
Purchase of property, plant and equipment	—	—	7,326	—
Finance income	2	—	—	—
Dividends paid/received	2,636	—	—	—
	220,124	(15,136)	(1,969)	(4,417)

Group transactions with related parties during 2020 were as follows:

	Thousands of Euros
	Associates & joint	Key management	Other related	Board of directors
	ventures	personnel	parties	of the Company

Net sales	10,522	—	—	—
Purchases	(459)	—	—	—
Other service expenses	(15,010)	—	(10,344)	—
Remuneration	—	(17,164)	—	(4,966)
Payments for rights of use	—	—	(5,137)	—
Purchase of property, plant and equipment	—	—	(13,500)	—
Finance income	783	—	—	—
Dividends paid/received	10,156	—	—	—
	5,992	(17,164)	(28,981)	(4,966)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

“Other service expenses” include contributions to non-profit organizations totaling Euros 3,833 thousand in 2022 (Euros 3,963 thousand in 2021 and Euros 10,344 thousand in 2020).

On 28 December 2018, the Group sold BPC Plasma, Inc and Haema, AG to Scranton Enterprises B.V (shareholder of Grifols) for US Dollars 538,014 thousand (see note 3). For the payment of the mentioned amount of the sale, Scranton signed a loan contract dated 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. The compensation is 2%+EURIBOR and due on 28 December 2025.

Directors representing shareholders´ interests have received remuneration of Euros 965 thousand in 2022 (Euros 965 thousand in 2021).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 28).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)	Conflicts of interest concerning the directors

The Company’s directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

(31)   Subsequent events

On 15 February 2023, the Group announced a comprehensive operational improvement plan with significant cost savings. The plan includes the optimization of plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization. It also includes a workforce optimization to be implemented in 2023 that will affect approximately 8% of the company’s employees, primarily in the U.S. plasma operations. The Group estimates one-time restructuring charge of approximately Euros 140 million to be accrued in the first quarter of 2023.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

			Acquisition /			12/31/2022		12/31/2021		12/31/2020
		Registered	Incorporation			% shares		% shares		% shares
Name	Offices	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	100.000%	—	100.000%	—	100.000%

Instituto Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Laboratorios Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	100.000%	—	98.600%	1.400%	98.600%	1.400%

Biomat, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n	2000	Industrial	Design and development of the Group’s	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

		08150 Parets del Vallès (Barcelona) Spain			manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.

Biomat USA, Inc.	United States	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%	—	100.000%

Grifols Biologicals, LLC.	United States	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Australia	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	100.000%	—

Medion Grifols Diagnostic AG	Switzerland	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	100.000%	—	100.000%	—	100.000%

Grifols Therapeutics, LLC.	United States	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Talecris Plasma Resources, Inc. (merged with Biomat USA, Inc.)	United States	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procurement of human plasma.	—	—	—	100.000%	—	100.000%

Grifols Worldwide Operations Limited		Grange Castle Business Park, Grange Castle , Clondalkin,	2012	Industrial	Packaging, labelling, storage, distribution,	100.000%	—	100.000%	—	100.000%	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

		Dublin 22, Ireland			manufacture and development of pharmaceutical products and rendering of financial services to Group companies.

Progenika Biopharma, S.A.		Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	91.875%	8.125%	91.880%	8.120%	91.880%	8.120%

Grifols Diagnostics Solutions, Inc.		4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	—	55.000%	—	55.000%	—	55.000%

Grifols Worldwide Operations USA Inc.		13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	Manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Asia Pacific Pte, Ltd	Singapore	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols Movaco, S.A.		Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

					products, particularly Grifols products.

Grifols Chile, S.A.	Chile	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—

Grifols USA, LLC.	United States	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Argentina	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%

Grifols s.r.o.	Czech Republic	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—	100.000%	—

Grifols (Thailand) Ltd	Thailand	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Malaysia	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	49.000%	—	49.000%	—	30.000%

Grifols International, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n	1997	Commercial	Coordination of the marketing, sales and logistics	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

		08150 Parets del Vallès (Barcelona) Spain			for all the Group’s subsidiaries operating in other countries.

Grifols Italia S.p.A	Italy	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols UK Ltd.	United Kingdom	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—

Grifols Brasil, Lda.	Brazil	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols France, S.A.R.L.	France	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Polska Sp.z.o.o.	Poland	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V. (merged with Grifols México, S.A. de C.V.)	Mexico	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	—	—	99.990%	0.010%	99.990%	0.010%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

Grifols México, S.A. de C.V.	Mexico	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	100.000%	—	99.980%	0.020%	99.980%	0.020%

Grifols Nordic, AB	Sweden	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—	100.000%	—

Grifols Colombia, Ltda	Colombia	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

Grifols Deutschland GmbH	Germany	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols Canada, Ltd.	Canada	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	100.000%	—	—	100.000%	—	100.000%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd.		Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	100.000%	—	100.000%	—

Grifols Switzerland AG		Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices	—	—	—	—	100.000%	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

					and diagnostic instruments.

Grifols (H.K.), Limited		Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100.000%	—	100.000%	—	100.000%

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japón	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols India Healthcare Private Ltd		Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984%	0.016%	99.984%	0.016%	99.984%	0.016%

Grifols Diagnostics Equipment Taiwan Limited		8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—	100.000%	—	100.000%	—

Grifols Viajes, S.A.	Spain	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Designated Activity Company	Ireland	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100.000%	—	100.000%	—	100.000%

Grifols Shared Services North America, Inc.	United States	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—	100.000%	—	100.000%	—

Gripdan Invest, S.L		Avenida Diagonal 477 Barcelona, Spain	2015	Services	Rental of industrial buildings	100.000%	—	100.000%	—	100.000%	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

Araclon Biotech, S.L.	Spain	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	—	75.850%	—	75.850%	—	75.100%

VCN Bioscience, S.L.		Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	—	—	86.830%	—	86.830%

Grifols Innovation and New Technologies Limited		Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	—	100.000%	—	100.000%	—	100.000%

Kiro Grifols S.L	Spain	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	90.000%	—	90.000%	—	90.000%	—

Chiquito Acquisition Corp.		2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").	—	100.000%	—	100.000%	—	100.000%

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona, Spain	2017	Industrial	Collection and use of mineral-medicinal waters and obtaining of	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

					all necessary administrative concessions for the optimum and widest use of these.

Goetech LLC (D/B/A Medkeeper)		7600 Grandview Avenue, Suite 210, Arvada, CO 80002, United States	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	—	100.000%	—	100.000%	—	100.000%

Interstate Blood Bank, Inc.		5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	100.000%	—	100.000%	—	100.000%

Haema, AG		LandsteinerstraBe 1, 04103 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—

BPC Plasma, Inc (formerly Biotest Pharma Corp)		901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent Estados Unidos	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development of novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	100.000%	—	100.000%	—	42.450%

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—	50.000%	—	50.000%	—	50.000%

Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	—	50.000%	—	50.000%	—	50.000%

Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc)		2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmceuticals and Medicines Industry	0.020%	99.980%	100.000%	—	—	100.000%

GCAM, Inc. (merged with Biomat USA, Inc.)		1561 E Orangethorpe Ave #205, Fullerton, CA 92831 USA	2020	Industrial	Engage in any lawful act or activity for which corporations may be organized under the General	—	—	—	—	—	100.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

				Corporation Law of Delaware and engaging in any and all activities necessary or incidental to the foregoing.

Grifols Laboratory Solutions, Inc	Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 Estados Unidos	2020	Services	Engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	—	100.000%	—	100.000%	—	100.000%

Grifols Korea Co., Ltd.	302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions.	100.000%	—	100.000%	—	100.000%	—

Grifols Middle East & Africa LLC	Office No. 534, 5th floor, NamaaBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt	2021	Services	Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those commercial activities that are permitted by the law.	99.990%	0.010%	99.990%	0.010%	—	—

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, United States	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	100.000%	—	100.000%	—	43.960%

Grifols Pyrenees Research Center, S.L.	C/ Prat de la Creu, 68-76, Planta 3ª, Edifici Administratiu del Comú d'Andorra la Vella Andorra	2021	Industrial	Constitution, development and management of operations of a research and development center in all areas of immnology, dedicated to find possible solutions	—	80.000%	—	80.000%	—	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

				for therapeutic applications.

Grifols Bio North America LLC	251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States	2021	Industrial	Engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.	—	100.000%	—	100.000%	—	—

Biomat Holdco, LLC.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—	100.000%	—	100.000%	—	—

Biomat Newco, Corp.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—	100.000%	—	100.000%	—	—

Grifols Escrow Issuer, S.A.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona Spain	2021	Services	Administration, management and control services for companies and businesses, as well as investment in property, as well as providing advisory services of any investee entities or group companies.	100.000%	—	100.000%	—	—	—

Prometic Plasma Resources, Inc.	531 Boul. Des Prairies, Building 15 Laval, Quebec H7V 1B7 Canada	2021	Industrial	Procurement of human plasma.	—	100.000%	100.000%	—	—	—

Access Biologicals, LLC	955, Park Center Drive, Vista, CA 92801, USA	2017	Industrial	Manufacture of biological products such as specific serum and plasma reagents that are used by	—	100.000%	—	49.000%	—	49.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

				biotechnological and biopharmaceutical companies for in-vitro diagnosis, cell culture and research and development in the field of diagnostics.

Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	100.000%	—	49.000%	—	49.000%

Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	100.000%	—	49.000%	—	49.000%

Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-	—	100.000%	—	49.000%	—	49.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

				derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.

Albimmune, S.L.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona España	2022	Research	The purpose of the company is the research, development and exploitation of a project on the application of the use of albumin as a medicine	—	51.000%	—	—	—	—

Biotest, AG	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Development, manufacture and distribution of biological, chemical, pharmaceutical, human and veterinary medical, cosmetic and dietary products as well as containers, devices, machines and accessories for medical, pharmaceutical and analytical purposes, as well as research in these fields. Furthermore the activity (especially research development, production and distribution) in the field of plant protection and plant breeding,	24.700%	45.480%	—	—	—	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

				the field of testing and purification of soil, water and air and in the field of products, materials and techniques used in space.

Biotest Austria, GmbH	Einsiedlergasse 58, A-1050, Vienna, Austria	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—

Biotest Italia, S.R.L.	Via Leonardo da Vinci 43, I-20090 Trezzano sul Naviglio MI, Italia	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—

Biotest (UK) Ltd.	17 High Street, B31 2UQ Longbridge Birmingham, United Kingdom	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—

Biotest (Schweiz) AG	Schützenstrasse 17, CH-5102 Rupperswil, Switzerland	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—

Biotest Hungaria Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—	70.180%	—	—	—	—

Biotest Farmacêutica LTDA	Rua José Ramos Guimarães, 49 A Centro, 12955-000, Bom Jesus dos Perdões – SP, Brasil	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—

Biotest Hellas M.E.P.E.	45 Michalakopoulou Str., 11528 Athens, Greece	2022	Research	Research and development of solutions in the Biopharma area.	—	70.180%	—	—	—	—

Biotest France SAS	45/47 rue d'Hauteville, 75010 Paris, France	2022	Servicios	The purpose of the company is to act as an agent and support the group companies.	—	70.180%	—	—	—	—

Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi	Nishstanbul, Cobançesme Mahallesi, 34197 Bahçeliever, Istanbul, Turkey	2022	Research	Research and development of solutions in the Biopharma area.	—	70.180%	—	—	—	—

Biotest Medical, S.L.U.	C/ Frederic Mompou, nº 5, 6º 3ª A, 08960 Sant Just Desvern, Barcelona, Spain	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	—	—	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

Biotest Pharma, GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Carry out the development and production activities in the Biopharma area.	—	70.180%	—	—	—	—

BioDarou PLC	Sarparast St., Italia St. Felestin Ave, 1416653163 Tehran, Iran	2022	Industrial	Procurement of human plasma.	—	70.180%	—	—	—	—

Biotest Grundstücksverwaltungs GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Servicios	Management of own assets.	—	70.180%	—	—	—	—

Plasma Service Europe GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Procurement of human plasma.	—	70.180%	—	—	—	—

Cara Plasma s.r.o.	Jungmannova 745/24 - Nové Město, 110 00 Praha 1 , Czech Republic	2022	Industrial	Procurement of human plasma.	—	70.180%	—	—	—	—

Plazmaszolgálat Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—	70.180%	—	—	—	—

Grifols Biotest Holdings GmbH	Colmarer Str. 22, 60528 Frankfurt am Main, Germany	2022	Services	Management of own assets as well as the acquisition, sale, holding and management of shares in other companies in Germany and abroad in the company's own name and on its own account (not third parties), in particular in Biotest AG with registered offices in Dreiech.	100.000%	—	—	—	—	—

Equity-accounted investees Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	—	—	35.130%	—	35.130%

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela, Spain	2013	Research	Research and production of nanotechnological, biotechnological	—	24.590%	—	24.990%	—	24.990%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

				and chemical solutions.

Albajuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	49.000%	—	49.000%	—	49.000%

Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	—	—	19.330%	—	19.330%

Access Biologicals, LLC. (becomes part of the group)	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	49.000%	—	49.000%

Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in	—	—	—	49.000%	—	49.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

				the diagnostic field.

Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	49.000%	—	49.000%

Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	49.000%	—	49.000%

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, USA	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	—	—	—	—	43.960%

Medcom Advance, S.A	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	—	45.000%	—	45.000%	—	45.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2022, 2021 and 2020

Shanghai RAAS Blood Products Co. Ltd.	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the international level.	26.200%	—	26.200%	—	26.200%	—

Grifols Egypt for Plasma Derivatives (S.A.E.)	Tolip El Narges Hotel, Teseen Streett, Fifth Settlement, Cairo Egypt	2021	Industrial	Establish and operate a plasma fractionation plant, regardless of whether the plasma is collected locally or imported, as well as its filling and packaging.	49.000%	—	49.000%	—	—	—

This appendix is part of note 2 from the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2022, 2021 and 2020

(Expressed in thousands of Euros)

	Biopharma			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated
	2022	2021 (*)	2020 (*)	2022	2021 (*)	2020 (*)	2022	2021 (*)	2020 (*)	2022	2021 (*)	2020 (*)	2022	2021 (*)	2020 (*)	2022	2021 (*)	2020 (*)
Revenues from external customers	5,005,382	3,814,983	4,242,502	671,292	779,108	775,889	146,076	115,811	133,221	250,165	266,461	222,521	(8,948)	(43,245)	(34,095)	6,063,967	4,933,118	5,340,038

Total operating income	5,005,382	3,814,983	4,242,502	671,292	779,108	775,889	146,076	115,811	133,221	250,165	266,461	222,521	(8,948)	(43,245)	(34,095)	6,063,967	4,933,118	5,340,038

Profit/(Loss) for the segment	791,339	681,925	967,415	129,968	152,948	215,793	114,397	39,901	36,142	(46,809)	(83,482)	(43,960)	35,419	(10,896)	4,428	1,024,314	780,396	1,179,818

Unallocated expenses																(218,634)	(185,332)	(183,686)

Operating profit/(loss)																805,680	595,064	996,132

Finance result																(442,941)	(277,799)	(177,669)

Share of profit/(loss) of equity- accounted investee	—	—	—	—	—	—	—	—	—	(1,482)	33,188	60,166	—	—	—	(1,482)	33,188	60,166

Income tax expense																(90,111)	(85,126)	(169,639)

Profit for the year after tax																271,146	265,327	708,990

Segment assets	13,187,651	9,467,378	7,975,667	3,681,632	3,513,991	3,371,125	341,876	47,446	251,551	766,139	827,371	641,341	(6,997)	(39,963)	(26,773)	17,970,301	13,816,223	12,212,911
Equity-accounted investments	41,162	31,847	—	—	—	—	—	53,264	46,782	1,914,015	1,914,665	1,822,238	—	—	—	1,955,177	1,999,776	1,869,020
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,608,499	3,417,836	1,192,845
Total assets																21,533,977	19,233,835	15,274,776

Segment liabilities	2,317,191	1,521,634	1,222,664	425,693	397,869	372,461	43,264	27,596	120,787	222,565	199,095	153,513	—	—	—	3,008,713	2,146,194	1,869,425
Unallocated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10,067,720	9,770,543	6,685,296
Total liabilities																13,076,433	11,916,737	8,554,721

Other information:

Allocated amortisation and depreciation	294,156	228,114	201,087	64,682	88,557	63,053	5,759	2,948	21,846	20,367	19,043	15,263	—	—	—	384,964	338,662	301,249

Unallocated amortisation and depreciation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22,900	21,105	20,284

Allocated expenses that do not require cash payments	(71,964)	26,051	38,955	13,639	4,446	(21,335)	120	73	3	(206)	3,349	(2,448)	—	—	—	(58,411)	33,919	15,175

Unallocated expenses that do not require cash payments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,770)	4,991	4,924

Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	402,672	349,890	289,062	49,890	19,991	34,516	98	13,836	10,915	30,192	28,597	12,698	—	—	—	482,852	412,314	347,191

Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	59,866	55,380	107,178

This appendix forms an integral part of note 5 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Consolidated
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020

Net Revenue	320,631	362,407	339,169	711,579	544,042	495,323	3,855,607	3,154,549	3,599,746	1,176,150	872,120	905,800	6,063,967	4,933,118	5,340,038

Assets by geographical area	1,156,068	1,092,435	1,117,647	6,600,264	5,393,407	2,927,198	11,561,068	10,525,140	9,138,360	2,216,577	2,222,853	2,091,571	21,533,977	19,233,835	15,274,776

Other information:
Additions for the year of property, plant & equipment, intangible assets and rights of use	60,503	71,022	93,787	107,030	91,388	92,873	363,034	295,526	253,442	12,151	9,758	14,267	542,718	467,694	454,369

This appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2022

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails)

	Balance at		Business			Translation	Balance at
	12/31/2021	Additions	combinations	Transfers	Disposals	differences	12/31/2022

Development costs	801,606	39,835	943,857	—	(3,372)	40,159	1,822,085
Concessions, patents, licenses brands & similar	244,558	36,612	3,762	97	(3,907)	11,036	292,158
Computer software	330,491	31,299	50	1,881	(34,429)	11,699	340,991
Currently marketed products	1,083,301	—	—	—	—	65,561	1,148,862
Other intangible assets	156,009	1,323	307,927	(55)	(77,825)	12,418	399,797
Total cost of intangible assets	2,615,965	109,069	1,255,596	1,923	(119,533)	140,873	4,003,893
Accum. amort. of development costs	(168,366)	(28,160)	—	—	663	(3,581)	(199,444)
Accum. amort of concessions, patents, licenses, brands & similar	(64,176)	(12,321)	(332)	—	2,200	(2,702)	(77,331)
Accum. amort. of computer software	(200,291)	(30,357)	(12)	140	16,813	(6,598)	(220,305)
Accum. amort. of currently marketed products	(394,784)	(40,212)	—	—	—	(22,798)	(457,794)
Accum. amort. of other intangible assets	(81,298)	(12,603)	—	—	799	(4,687)	(97,789)
Total accum. amort intangible assets	(908,915)	(123,653)	(344)	140	20,475	(40,366)	(1,052,663)
Impairment of other intangible assets	(70,100)	(638)	—	79	76,302	(7,726)	(2,083)
Carrying amount of intangible assets	1,636,950	(15,222)	1,255,252	2,142	(22,756)	92,781	2,949,147

		(See note 3)

This appendix forms an integral part of note 7 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2021

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails)

	Balance at		Business			Translation	Balance at
	31/12/2020	Additions	combinations	Transfers	Disposals	differences	31/12/2021

Development costs	701,390	34,671	24,027	—	(5,679)	47,197	801,606
Concessions, patents, licenses brands & similar	228,023	57	—	—	—	16,478	244,558
Computer software	279,651	33,516	—	3,315	(208)	14,217	330,491
Currently marketed products	1,004,665	—	—	—	—	78,636	1,083,301
Other intangible assets	156,644	—	—	—	(12,146)	11,511	156,009
Total cost of intangible assets	2,370,373	68,244	24,027	3,315	(18,033)	168,039	2,615,965
Accum. amort. of development costs	(125,875)	(44,612)	—	(60)	5,679	(3,498)	(168,366)
Accum. amort of concessions, patents, licenses, brands & similar	(51,197)	(9,909)	—	—	—	(3,070)	(64,176)
Accum. amort. of computer software	(167,124)	(25,474)	—	(101)	178	(7,770)	(200,291)
Accum. amort. of currently marketed products	(331,968)	(35,989)	—	—	—	(26,827)	(394,784)
Accum. amort. of other intangible assets	(71,430)	(4,265)	—	—	—	(5,603)	(81,298)
Total accum. amort intangible assets	(747,594)	(120,249)	0	(161)	5,857	(46,768)	(908,915)
Impairment of other intangible assets	(65,129)	(73)	—	—	—	(4,898)	(70,100)
Carrying amount of intangible assets	1,557,650	(52,078)	24,027	3,154	(12,176)	116,373	1,636,950

(See note 3)

This appendix forms an integral part of note 7 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use

for the year ended

31 December 2022

(Expressed in thousands of Euros)

	Balance at		Business			Translation	Balance at
	12/31/2021	Additions	combinations	Transfers	Disposals	differences	12/31/2022
Land and buildings	941,955	130,475	27,620	(455)	(35,924)	50,983	1,114,654
Machinery	9,076	5,055	347	(1,189)	(6,849)	224	6,664
Computer equipment	8,519	278	263	(568)	(1,848)	175	6,819
Vehicles	15,760	6,165	1,279	(10)	(2,527)	291	20,958

Total cost of rights of use	975,310	141,973	29,509	(2,222)	(47,148)	51,673	1,149,095

Accum. depr. of land and buildings	(159,831)	(72,214)	(359)	106	9,782	(7,088)	(229,604)
Accum. depr. of machinery	(3,792)	(1,983)	(236)	894	1,361	109	(3,647)
Accum. depr. of computer equipment	(6,475)	(1,432)	—	573	1,719	(178)	(5,793)
Accum. depr. of vehicles	(9,555)	(4,869)	—	4	2,157	(236)	(12,499)

Total accum. Depr. of rights of use	(179,653)	(80,498)	(595)	1,577	15,019	(7,393)	(251,543)

Carrying amount of rights of use	795,657	61,475	28,914	(645)	(32,129)	44,280	897,552

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use

for the year ended

31 December 2021

(Expressed in thousands of Euros)

	Balance at		Business			Translation	Balance at
	12/31/2020	Additions	combinations	Transfers	Disposals	differences	12/31/2021
Land and buildings	759,120	125,112	4,611	3,337	(3,603)	53,378	941,955
Machinery	5,907	3,412	—	(495)	(89)	341	9,076
Computer equipment	8,228	641	—	(629)	(7)	286	8,519
Vehicles	14,152	4,277	—	(407)	(2,887)	625	15,760

Total cost of rights of use	787,407	133,442	4,611	1,806	(6,586)	54,630	975,310

Accum. depr. of land and buildings	(94,118)	(57,901)	—	(3,337)	3,605	(8,080)	(159,831)
Accum. depr. of machinery	(2,236)	(2,120)	—	587	87	(110)	(3,792)
Accum. depr. of computer equipment	(4,640)	(2,269)	—	629	7	(202)	(6,475)
Accum. depr. of vehicles	(7,717)	(4,430)	—	407	2,581	(396)	(9,555)

Total accum. depr. of rights of use	(108,711)	(66,720)	—	(1,714)	6,280	(8,788)	(179,653)

Carrying amount of rights of use	678,696	66,722	4,611	92	(306)	45,842	795,657

This appendix forms an integral part of note 8 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2022

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2021	Additions	combination	Transfers	Disposals	differences	31/12/2022

Cost:

Land and buildings	860,447	4,636	236,732	11,374	(864)	43,081	1,155,406
Plant and machinery	2,527,744	50,025	316,946	115,070	(50,958)	110,196	3,069,023
Fixed Assets under construction	763,787	237,015	—	(147,240)	—	24,853	878,415

	4,151,978	291,676	553,678	(20,796)	(51,822)	178,130	5,102,844

Accumulated depreciation:

Buildings	(148,082)	(27,757)	—	1,553	57	(7,108)	(181,337)
Plant and machinery	(1,442,434)	(175,956)	(4,044)	3,201	41,061	(59,834)	(1,638,006)
	(1,590,516)	(203,713)	(4,044)	4,754	41,118	(66,942)	(1,819,343)

Impairment of other property, plant and equipment	(13,965)	(7,396)	—	9,383	340	(926)	(12,564)

Carrying amount	2,547,497	80,567	549,634	(6,659)	(10,364)	110,262	3,270,937
			(See note 3)

This appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2021

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	12/31/2020	Additions	combination	Transfers	Disposals	differences	31/12/2021

Cost:

Land and buildings	780,180	3,361	660	24,830	(123)	51,539	860,447
Plant and machinery	2,200,429	42,747	10,381	171,894	(24,960)	127,253	2,527,744
Fixed Assets under construction	704,582	219,900	(7,300)	(199,943)	—	46,548	763,787

	3,685,191	266,008	3,741	(3,219)	(25,083)	225,340	4,151,978

Accumulated depreciation:

Buildings	(122,948)	(19,388)	—	2,583	123	(8,452)	(148,082)

Plant and machinery	(1,235,483)	(153,408)	—	(2,609)	18,808	(69,742)	(1,442,434)

	(1,358,431)	(172,796)	—	(26)	18,931	(78,194)	(1,590,516)

Impairment of other property, plant and equipment	(2,653)	(11,246)	—	—	—	(66)	(13,965)

Carrying amount	2,324,107	81,966	3,741	(3,245)	(6,152)	147,080	2,547,497
			(See note 3)

This appendix forms an integral part of note 9 to the consolidated financial statements.