Form 20-F
period 2023-12-31
Grifols SA
filed 2024-04-19
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

◻      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

David Ian Bell General Counsel Telephone: +34 93 571 02 21 Email: david.bell@grifols.com Grifols Shared Services North America, Inc. 2410 Grifols Way Los Angeles, CA 90032-3514
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Class B non-voting share of Grifols, S.A.	GRFS	The NASDAQ Stock Market LLC

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes - Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The basis of presentation of financial information of Grifols in this document is in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB (jointly, “IFRS-IASB”) and other legislative provisions containing the applicable legislation governing our financial information, unless indicated otherwise.

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

See below for a reconciliation of reported net revenues to net revenues in constant currency:

	Year Ended December 31,			Year Ended December 31,
	2023	2022	% var	2022	2021	% var

	(in millions of euros)			(in millions of euros)
Net Revenue	6,592.0	6,064.0	8.7%	6,064.0	4,933.1	22.9%
Variation due to exchange rate effects	133.6			519.2
Constant Currency Net Revenue	6,725.6	5,544.8	10.9%	5,544.8	4,933.1	12.4%

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this annual report on Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data, information taken from filings with the Securities and Exchange Commission, or the SEC, and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the Marketing Research Bureau, or the MRB. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

These forward-looking statements reflect, as applicable, our management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include, but are not limited to:

●	the complexity of our manufacturing processes and the susceptibility of our biological intermediates to contamination;
●	our need to continually monitor our products for possible unexpected side effects;
●	our ability to adhere to government regulations so that we may continue to manufacture and distribute our products;
●	the impact of disruptions in our supply of plasma or in the operations of our plasma collection centers;
●	the impact of competing products and pricing and the actions of competitors;
●	the impact of strategies and techniques employed by short sellers or other market disruptors to drive down the market price of our shares, negatively impact our business operations and/or generate non-meritorious litigation;
●	the impact of product liability claims on our business;
●	our reliance on a plasma supply free of transmittable disease;
●	our plans relating to our financings, including refinancing plans, interest rates and availability, and cost of financing opportunities;
●	the impact of interest rate fluctuations;
●	unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;
●	reliance on third parties for manufacturing of products and provision of services;
●	our ability to commercialize products in development;

●	our ability to protect our intellectual property rights.
●	U.S. healthcare legislation, new legislation, regulatory action or legal proceedings affecting, among other things, the U.S. healthcare system, and pharmaceutical pricing and reimbursement, including Medicaid, Medicare and the 340B Program;
●	legislation or regulations in markets outside of the United States affecting product pricing, reimbursement, access, or distribution channels;
●	the magnitude of cost savings, streamlining of corporate functions, optimization of plasma costs and operations, enhancement of efficiencies and synergies, structural improvements and other measures related to our Operational Improvement Plan (as defined hereunder); and
●	changes in legal requirements affecting the industries in which we operate.

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

v

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3.KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary

Our company, our business and our securities are subject to a number of risks which are described more comprehensively elsewhere in this item D. We present below a summary of our key risk factors.

Risks Relating to Our Structure:

●	Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our debt obligations;
●	Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks associated with our substantial leverage;

●	To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors, some of which may be beyond our control;
●	Covenants in our debt agreements restrict our business in many ways;
●	Our ability to meet our financial obligations depends in part on our ability to receive dividends and other distributions from our subsidiaries;
●	We engage in transactions with related parties and such transactions may present the appearance of a possible conflict of interest that can have an adverse effect on us;
●	We are a foreign private issuer under the rules and regulations of the Securities and Exchange Commission and, thus, are exempt from a number of rules under the Securities Exchange Act of 1934 and are permitted to file less information with the Securities and Exchange Commission than a company incorporated in the United States;
●	Military conflicts around the world, and the global response thereto, may adversely affect our business and results of operations; and
●	The ability to enforce civil liabilities under U.S. securities laws may be limited.

Risks Relating to the Company and Our Business:

●	Our manufacturing processes are complex and involve biological intermediates that may be susceptible to contamination and variations in yield. Plasma and plasma derivative products are fragile, and improper handling of the plasma or plasma derivative products could adversely affect our operations;
●	Once our products are approved and marketed, we must continually monitor them for signs that their use may result in serious and unexpected side effects, which could jeopardize our reputation and our ability to continue marketing our products. We may also be required to conduct post-approval clinical trials as a condition to licensing a product. Moreover, we may not be able to commercialize products in development;
●	Our ability to continue manufacturing and distributing our products depends on our continued adherence to cGMP regulations at our facilities;
●	A significant disruption in our supply of plasma, including as a result of macroeconomic conditions, pandemics or changes in immigration policies and enforcement could have a material adverse effect on our business and our growth plans;
●	Disruption of the operations of our plasma collection centers would cause us to become supply-constrained and our financial performance would suffer;
●	The COVID-19 global pandemic had, and future pandemics could have, a material adverse impact on us;
●	A significant portion of our net revenue has historically been derived from sales of our immunoglobulin (“IG”) products and we expect that they will continue to comprise a significant portion of our sales. Any adverse market event with respect to these products could have a material adverse effect on us;
●	We face significant competition;
●	We face competition from companies with greater financial resources;

●	Technological changes in the production of our products may require substantial investments in innovation, digital transformation and new technologies, which could render our production process uneconomical and diminish our competitiveness in the industries in which we operate;
●	The discovery of new pathogens could slow our growth and adversely affect profit margins;
●	Product liability claims or product recalls involving our products or products we distribute could have a material adverse effect on our business;
●	Our ability to continue to produce safe and effective plasma derivative products depends on a plasma supply free of transmittable diseases;
●	Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel;
●	Our business requires substantial capital to operate and grow and to achieve our strategy of realizing increased operating leverage, including the completion of several large capital projects;
●	We may not be able to develop some of our international operations successfully;
●	Uncertainties regarding the general regulatory and legal environment, particularly in China, could adversely affect our business;
●	We are susceptible to interest rate variations;
●	Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar;
●	If our main facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period;
●	If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer;
●	If our shipping or distribution channels were to become inaccessible due to a crippling accident, a pandemic, an act of terrorism, a strike, earthquake, major fire or storm, or any other force majeure event, our supply, production and distribution processes could be disrupted;
●	We rely in large part on the services of third parties for the sale, distribution and delivery of our products;
●	We rely on the services of third parties for the manufacture of certain products;
●	We may not be able to commercialize products in development;
●	Complex and evolving U.S. and international laws and regulations regarding privacy and data security and increased risk of cybersecurity incidents to our information technology systems could result in increased costs of operations and a significant disruption to our business;

●	Cyber-attacks or other privacy and data security incidents (for example involving the personal information of our plasma or blood donors) could disrupt our business and expose us to significant losses, liability and reputational damage;
●	Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries of the intellectual property relating to or incorporated into our technology and products;
●	In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how;
●	We may infringe or be alleged to infringe intellectual property rights of third parties;
●	We have in-licensed certain patent rights and co-own certain patent rights with third parties;
●	We may not realize the expected benefits from the entry into new or amended contracts, cost-savings and business improvement initiatives;
●	Climate change and increased risk of major natural disasters may adversely affect our business; and
●	Changes, enactment, and/or enforcement of biometric information privacy laws of different jurisdictions, including federal and state laws in the United States, could expose us to potential liability.

Risks Relating to the Healthcare Industry:

●	United States Healthcare Reform may adversely affect our business;
●	Government pressures and constraints on reimbursement may adversely affect our business;
●	Impact of government regulations over product development and regulatory approvals, as well as government pressures and constraints on reimbursement may adversely affect our business;
●	Failure to comply with laws and regulations governing the sales and marketing of our products or an adverse decision in lawsuits may result in adverse consequences to us;
●	We could be adversely affected if other government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products;
●	We are subject to extensive government regulatory compliance and ethics oversight;
●	Failure to comply with changing regulatory requirements could materially adversely affect our business; and
●	We are subject to extensive environmental, health and safety laws and regulations.

Risks Relating to Our Shares and American Depositary Shares:

●	If we discover material weaknesses or significant deficiencies in our internal control over financial reporting, it may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under U.S. federal securities laws, which also could affect the market price of our American Depositary Shares or our ability to remain listed on NASDAQ;
●	The Grifols Family may exercise significant influence over the conduct of our business;

●	The market price of our Class B ADSs on NASDAQ, as well as the market price of our Class A ADSs traded in over the counter markets, may be volatile;
●	Techniques employed by short sellers or other market disruptors may drive down the market price of our shares, negatively impact our business operations and/or generate non-meritorious litigation;
●	Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding our ADSs or shares;
●	Subscription (or preemptive) rights may be unavailable to U.S. holders of our shares or ADSs; and
●	ADS holders may be subject to limitations on the transfer of their ADSs.

Risks Relating to Our Structure

Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our debt obligations.

We have a significant amount of indebtedness. As of December 31, 2023, our current and non-current financial liabilities were €11,057.2 million, of which a substantial majority (€10,033.6 million) was long-term debt.

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

We expect to use cash flow from operations to pay our expenses and amounts due under our outstanding indebtedness. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which could be beyond our control. Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs. If we do not have enough liquidity, we may be required to refinance all or part of our then existing debt, sell assets or incur more debt. We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially and adversely affect our business, results of operations and financial condition.

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

To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors, some of which may be beyond our control.

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

Our ability to meet our financial obligations depends in part on our ability to receive dividends and other distributions from our subsidiaries.

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

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We purchase goods and services from, sell products to, and otherwise engage in other transactions with, related parties. These related party transactions create the possibility of conflicts of interest regarding to us and our management, including that:

●	our senior managers, executive officers and directors that hold positions of responsibility with related parties may be aware of certain business opportunities that are appropriate for presentation to us as well as to such other related parties and may present such business opportunities to such other parties;
●	our senior managers, executive officers and directors that hold positions of responsibility with related parties may have significant duties with, and spend significant time serving, other entities and may have conflicts of interest in allocating time;
●	such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours; and
●	the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our Audit Committee regularly reviews these transactions. Notwithstanding these reviews, it is possible that a conflict of interest could have an adverse effect on our business, financial condition and results of operations.

For more information on our related party transactions, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 31 to our audited consolidated financial statements included in this annual report on Form 20-F on page F-121.

We are a foreign private issuer under the rules and regulations of the Securities and Exchange Commission and, thus, are exempt from a number of rules under the Securities Exchange Act of 1934 and are permitted to file less information with the Securities and Exchange Commission than a company incorporated in the United States.

As a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules under Section 14 of the Exchange Act, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; we are not required to file financial statements prepared in accordance with United States’ generally accepted accounting principles; and we are not required to comply with SEC Regulation FD, which imposes certain restrictions on the selective disclosure of material non-public information. In addition, our officers, directors and principal shareholders are not subject to the reporting or short-swing profit recovery provisions of Section 16 of the Exchange Act or the rules under the Exchange Act with respect to their purchases and sales of our Class A shares or Class B shares. Accordingly, you may receive less information about us than you would receive about a company incorporated in the United States and may be afforded less protection under the U.S. federal securities laws than you would be afforded with respect to a company incorporated in the United States. If we lose our status as a foreign private issuer at some future time, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

Additionally, pursuant to The NASDAQ Stock Market LLC (“NASDAQ”) listing rules (the “NASDAQ Listing Rules”), as a foreign private issuer we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). See Item 16.G. of Part II, “Corporate Governance.”

Military conflicts around the world, and the global response thereto, may adversely affect our business and results of operations.

The occurrence of unforeseen or catastrophic events, including geopolitical and other economic or political conditions or events such as the military conflict between Russia and Ukraine since 2022, the ongoing conflict in Gaza following the terrorist attacks that occurred in Israel in October 2023, and the more recent missile and drone attacks by Iran on Israel, depending on their scale, may cause different degrees of damage to the national and regional economies and could cause a disruption in our operations. For example, in response to the military conflict between Russia and Ukraine, the United States, United Kingdom, European Union and others have imposed significant new sanctions and export controls against Russia and certain Russian individuals and entities. This conflict has also resulted in significant volatility and disruptions to the global markets.

It is not possible to predict the long-term implications of these conflicts, which could include but are not limited to further sanctions, uncertainty about economic and political stability, increases in inflation rates and further increases in energy prices, supply chain challenges and adverse effects on currency exchange rates and financial markets. In addition, sanctions in response to these or any other future conflict have led or could lead to an increased threat of cyberattacks, which can pose risks to the security of our IT systems, our network and our service offerings, as well as the confidentiality, availability and integrity of our data. Up to the present date, the conflicts in Ukraine, Gaza and between Iran and Israel have not directly affected our business operations, but we cannot be certain that such conflicts will not affect existing and potential customers and have an adverse impact on our operations in the future.

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

We are a multinational business that operates in numerous tax jurisdictions.

We are subject to evolving and complex tax laws in the jurisdictions in which we operate, and routinely obtain advice on tax-related matters. Significant judgment is required in determining our tax liabilities, and our tax returns are periodically examined by various tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our accrual for tax contingencies; however, due to the complexity of tax matters, the ultimate resolution of any tax matters may result in payments greater or less than the amounts accrued. In addition, we may be affected by changes in tax laws, including tax rate changes, new tax laws, and revised tax law interpretations in domestic and foreign jurisdictions and between jurisdictions, including by the E.U., which could materially adversely affect our tax expense and/or tax balances, and changes in tax policies could materially adversely impact our business. Furthermore, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including potential disputes relating to the prices our subsidiaries charge one another for intercompany transactions, known as transfer pricing. The occurrence of any of these risks could have a material adverse effect on our business, financial position and results of operations.

The Organization for Economic Co-operation and Development (“OECD”) introduced a new inclusive framework on Base Erosion and Profit Shifting (BEPS 2.0) that contains a two pillar solution to address the tax challenges arising from the digitalization of the economy. These changes are now being progressively implemented by tax authorities around the world and represent a fundamental change to the international tax framework. Pillar One provides for a new nexus standard/taxing right that allocates a portion of intangible/residual profits directly to market jurisdictions but only for the largest and most profitable companies. Pillar Two provides for a global minimum level of taxation (15%) that establishes a floor for tax competition amongst jurisdictions. Since the introduction of the OECD Inclusive Framework, over 130 countries have endorsed the framework and E.U. member states formally adopted the E.U.’s Pillar Two Directive. While the Company does not anticipate that Pillar Two will have a material impact on its tax provision or effective tax rate, it is possible that Pillar Two may result in top-up taxes in some jurisdictions in which Grifols operates and Grifols continues to monitor evolving tax legislation in the jurisdictions in which it operates.

For more information, see Note 4(q) to the audited consolidated financial statements included in this annual report on page F-47 and Note 28 to the audited consolidated financial statements included in this annual report on page F-100.

Risks Relating to the Company and Our Business

Our manufacturing processes are complex and involve biological intermediates that may be susceptible to contamination and variations in yield. Plasma and plasma derivative products are fragile, and improper handling of the plasma or plasma derivative products could adversely affect our operations.

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

The manufacture of our plasma products is an extremely complex process of fractionation (separating the plasma into component proteins), purification, filling and finishing. Our products can become non-releasable or otherwise fail to meet our specifications through a failure of one or more of our product testing, manufacturing, process controls and quality assurance processes. We may detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with Current Good Marketing Practice (“cGMP”) regulations enforced by the U.S. Food and Drug Administration (“FDA”) and analogous regulatory authorities of other countries, or other similar regulations, which would likely result in our determination that the impacted products should not be released and therefore should be destroyed.

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

●	The use of albumin sometimes produces the following adverse events: hypervolemia, circulatory overload, pulmonary edema, hyperhydration and allergic manifestations including urticaria, chills, fever and changes in respiration, pulse and blood pressure.
●	The use of blood clotting Factor IX sometimes produces the following adverse events: the induction of neutralizing antibodies; thromboembolism, including myocardial infarction; disseminated intravascular coagulation; venous thrombosis and pulmonary embolism; and, in the case of treatment for immune tolerance induction, nephrotic syndrome.
●	The use of the antihemophilic blood clotting Factor VIII sometimes produces the following adverse events: the induction of neutralizing antibodies, thromboembolic events and hemolytic anemia or hemolysis.
●	The use of immunoglobulins sometimes produces the following adverse events: nausea, vomiting, asthenia, pyrexia, rigors, injection site reaction, allergic or anaphylactic reaction, aseptic meningitis, arthralgia, back pain, dizziness, headache, rash, pruritus, urticaria, hemolysis or hemolytic anemia, hyperproteinemia, increased serum viscosity and hyponatremia, thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, transfusion-related acute lung injury and renal dysfunction and acute renal failure.
●	The use of anti-hepatitis B immunoglobulin sometimes produces the following adverse events: thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, aseptic meningitis, hemolytic anemia or hemolysis and acute renal failure.
●	The use of Koate®-DVI, which we license exclusively in the United States to Kedrion S.p.A, a corporation organized under the laws of Italy, sometimes produces the following adverse events: allergic reactions, tingling in the arm, ear and face, blurred vision, headache, nausea, stomach ache and a jittery feeling.
●	The use of Prolastin®, Prolastin®-C, alpha-1 proteinase inhibitor, or A1PI, sometimes produces the following adverse events: dyspnea, tachycardia, rash, chest pain, chills, influenza-like symptoms, hypersensitivity, hypotension and hypertension.

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

Our adherence to cGMP regulations and the effectiveness of our quality systems are periodically assessed through inspections of our facilities by the FDA, and analogous regulatory authorities of other countries. If deficiencies are noted during an inspection, we must take action to correct those deficiencies and to demonstrate to the regulatory authorities that our corrections have been effective. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall product or suspend operations until appropriate measures can be implemented. We are also required to report certain deviations from procedures to the FDA and analogous regulatory authorities of other countries, and even if we determine that the deviations were not material, such regulatory authorities could require us to take similar measures. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur costs without improving our profitability or the safety of our products. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time consuming and could delay or prevent the manufacturing of a product or launch of a new product.

Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior review and approval or revalidation by the FDA or other regulatory authorities of the manufacturing processes and procedures in accordance with cGMP regulations.

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

A significant disruption in our supply of plasma, including as a result of macroeconomic conditions, pandemics or changes in immigration policies and enforcement could have a material adverse effect on our business and our growth plans.

The majority of our revenue depends on our access to U.S. source plasma (obtained through plasmapheresis), the principal raw material for our plasma derivative products. Our ability to increase revenue depends substantially on increased access to plasma. If we are unable to obtain sufficient quantities of source plasma, we may be unable to find an alternative cost-effective source of plasma and we would be limited in our ability to maintain current manufacturing levels of plasma derivative products. As a result, we could experience a substantial decrease in net revenue or profit margins, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production growth plans.

Our current business plan envisages an increase in the production of plasma derivative products, which depends on our ability to maintain and/or increase plasma collections or improve product yield. The ability to maintain and/or increase plasma collections may be limited, our supply of plasma could be disrupted or the cost of plasma could increase substantially, as a result of numerous factors, including:

●	A reduction in the donor pool.
o	Regulators in most of the largest markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the outbreak in the early 1990s of the variant Creutzfeldt-Jakob, or mad cow disease, resulted in a suspension by the United States of the use of plasma collected from certain persons based on travel, residence or transfusion in the United Kingdom and concern over the safety of blood products, which led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool, significantly reducing the potential donor pool. This suspension was only lifted in 2022. The appearance of new viral strains could further reduce the potential donor pool. More recently, the COVID-19 pandemic also adversely impacted our plasma collection volumes because of, among other things, mobility restrictions. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Consequences of Covid-19.”
o	Changes in macroeconomic conditions could impact the number of donors. In the United States, the implementation of government stimulus programs issued to households during the COVID-19 pandemic had the two-pronged effect of both reducing the financial incentive for individuals to donate plasma and hindering our ability to maintain proper levels of workforce in plasma collection centers. Other macroeconomic factors such as a significant decrease in both inflation and interest rates in the United States in the future could result in increased access to cheaper debt to individuals, reducing the financial incentive for them to donate plasma;
o	Changes in certain immigration policies and enforcement could impair some of our supply of plasma. For example, during the COVID-19 pandemic the United States closed the U.S.-Mexico border, which prevented individuals from crossing into the United States and donating plasma in our plasma collection centers, significantly reducing the number of plasma donations. Border closures and travel bans or restrictions could limit the ability of donors to reach our plasma collection centers and reduce our plasma supply.
●	Regulatory requirements. See “—Disruption of the operations of our plasma collection centers would cause us to become supply constrained and our financial performance would suffer.”
●	Plasma supply sources. In recent years, there has been vertical integration in the industry as plasma derivatives manufacturers have been acquiring plasma collection centers. Any significant disruption in the supply of plasma or an increased demand for plasma may require us to obtain plasma from alternative sources, which may not be available on a timely basis.

Disruption of the operations of our plasma collection centers would cause us to become supply-constrained and our financial performance would suffer.

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be licensed and approved by the regulatory authorities, such as the FDA and the EMA, of those countries in which we sell our products. When a new plasma collection center is opened, it must be inspected on an ongoing basis after its approval by the FDA, the EMA and other applicable regulatory authorities for compliance with cGMP and other regulatory requirements, and these regulatory requirements are subject to change. While we believe that our centers timely comply with evolving requirements, the compliance efforts necessary for evolving requirements may increase our costs. An unsatisfactory inspection could prevent a new center from being approved for operation or risk the suspension or revocation of an existing approval.

In order for a plasma collection center to maintain its governmental approval to operate, its operations must continue to conform to cGMP and other regulatory requirements. In the event that we determine a plasma collection center did not comply with cGMP and other regulatory requirements in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, we could experience significant inventory impairment provisions and write-offs.

We plan to continue to obtain our supplies of plasma for use in our manufacturing processes through collections at our plasma collection centers and through selective acquisitions or remodeling and relocations of existing centers. This strategy is dependent upon our ability to successfully integrate new centers, to obtain FDA and other necessary approvals for any centers not yet approved by the FDA or other regulatory authorities, to maintain a cGMP compliant environment in all centers and to attract donors to our centers.

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

The COVID-19 global pandemic had, and future pandemics could have, a material adverse impact on us.

The outbreak of the respiratory illness caused by a coronavirus named “SARS-CoV-2” (the “Coronavirus” or “COVID-19”) resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the Coronavirus while seeking to maintain essential services. These measures included, without limitation, social distancing, the temporary closure of non-essential businesses, stay-at-home and work-from-home policies, self-imposed quarantine periods, border closures and travel bans or restrictions. These measures and conditions had an adverse impact on our manufacturing and supply chains, clinical trial operations and the ability of our employees to attend work or work effectively, which caused our net plasma supply to be negatively impacted from 2020 to 2022. As a result of a decrease in donors due to mobility restrictions, we increased our donor fees and, consequently, our cost per liter of plasma collected also increased during the pandemic. Although these material issues began to subside in the fourth quarter of 2021 and have since been resolved, if measures similar to those adopted in response to the COVID-19 pandemic are introduced to combat the spread of another pandemic in the future, our revenues, financial condition, profitability and cash flows may be materially adversely affected.

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

We have historically derived a significant portion of our net revenue from our immunoglobulin products, including our immunoglobulin products. In 2023 and 2022, our intravenous immunoglobulin (“IVIG”) products accounted for approximately 47% and 43% of our net revenue, respectively. If any of these IVIG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue. Similarly, if either Flebogamma®, Gamunex®-C/Gamunex® or Xembify® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected. Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

We face significant competition.

We face significant competition. Each of Takeda, CSL Behring, Kedrion Biopharma, Octapharma Plasma and Bio Products Laboratory Ltd. now has a 10% liquid IVIG product in the United States. Both Octapharma and Bio Products Laboratory also have 5% liquid IVIG products. GC Biopharma is expected to introduce its 10% IVIG product, AlygloTM, to the U.S. market sometime in 2024 and Argenx expects to obtain FDA approval in June 2024 for VYVGART Hytrulo (subcutaneous), an IVIG product that would treat patients with chronic inflammatory demyelinating polyneuropathy (“CIDP”). Such products are or will become direct competitors to some of our main products, Flebogamma®, Gamunex®-C/Gamunex® or Xembify®. As competition has increased, some of our competitors have discounted the price of immunoglobulin products as many customers have become increasingly price sensitive. If customers demand lower priced products, we may lose sales or be forced to lower our prices.

In the therapeutic area of pulmonology, specifically alpha-1-antitrypsin augmentation therapy (“AAT”), we face increased competition as a result of numerous companies such as Vertex, Kamada, Mereo Biopharma, AATec Medical and Korro Bio researching and developing novel inhaled and recombinant AAT therapies and the potential of gene therapies focusing on alpha-1. In addition, we expect increased competition will come from Sanofi due to such company’s recently announced expected acquisition from Inhibrx of all the assets and liabilities associated with INBRX-101, an optimized, recombinant AAT augmentation therapy. In the area of alpha1-proteinase inhibitor deficiency, CSL’s Respreeza® product is competing with our Prolastin product. Our current and future competitors may increase their sales, lower their prices, change their distribution model or improve their products, causing harm to our product sales and market share. Also, if the attrition rate of our A1PI patient base accelerates faster than we have forecasted, we would have fewer patients and lower sales volume.

Our competitors may also develop other new treatments, such as small molecules, recombinant products, inhaled products, gene therapies, or other novel therapies for indications for which our products are currently used. Recombinant Factor VIII and Factor IX products, which are currently available and widely used in the United States and Europe, compete with our plasma-derived product in the treatment of hemophilia A and B and are perceived by many to have lower risks of disease transmission. Additional recombinant products and new small molecules, some with extended half-lives, compete with and reduce the demand for our products. Genetech’s Hemlibra, a non-plasma product to control bleeding in patients with hemophilia A, is another competitor in the hemophilia market. The use of Hemlibra is a significant competitive risk for the use of plasma derived and recombinant Factor VIII. Additionally, numerous novel gene therapies have been approved and more are under development for the treatment of hemophilia which may further compete with our existing plasma derived therapies.

Furthermore, while we are investigating additional indications for the use of albumin, these new possibilities are countered by the fact that there are alternatives from competitors for albumin use in the main application we apply it, as a plasma volume expander.

We are only one of a number of companies that produce an alpha-1 anti-trypsin for the treatment of patients with hereditary emphysema and our competitors continually develop new products including inhaled, gene therapy, recombinant or other new various methods of administration for this therapy. Additionally, new treatments such as gene therapy, inhaled and recombinant products are in development by other companies and, regardless of the uncertainties surrounding the potential safety and efficacy of such new treatments, they increase our level of competition.

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

We do not currently sell therapeutic recombinant products. We have recombinant versions of A1PI in our pipeline, but we cannot be certain that any of these products will be approved or sold in the future. Additionally, we have recombinant versions of polyvalent and specific immune globulins under development. However, we cannot be certain that we will succeed in developing these products for licensed commercial use. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

We face competition from companies with greater financial resources.

We operate in highly competitive markets. Our principal competitors include Takeda, CSL Behring, Argenx and Octapharma. Some of our competitors have significantly greater financial resources than us. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. The development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net revenue or a decrease in our profit margins.

Technological changes in the production of our products may require substantial investments in innovation, digital transformation and new technologies, which could render our production process uneconomical and diminish our competitiveness in the industries in which we operate.

The production of our plasma derivative, diagnostic and bio supplies products is characterized by factors such as rapid technological change, medical advances, changing consumer requirements, short device lifecycles, changing regulatory requirements and evolving industry standards. Technological advances have accelerated changes in recent years and future technological developments and medical advances could render our production processes uneconomical. Our success may depend on our ability to enhance our current technology and develop or acquire new technologies to keep pace with technological developments and evolving industry standards, while responding to changes in customer needs. Such innovation efforts may require us to invest substantial amounts of capital to upgrade our facilities and develop our products at competitive prices.

Such investments in new technologies, processes, and business models entail navigating various obstacles and risks, including discrepancies with our corporate vision and objectives, cultural barriers, skill deficiencies, resource limitations, and external disruptions. These challenges have the potential to undermine the anticipated benefits of our investments in digital transformation and diminish our competitiveness in the industries in which we operate. In addition, such investments could have a material adverse effect on our financial condition and results of operations and we may not be able to fund such investments from existing funds or raise sufficient capital to make such investments.

The discovery of new pathogens could slow our growth and adversely affect profit margins.

The possible appearance of new pathogens could trigger the need for changes in our existing inactivation and production methods, including the administration of new detection tests. Such a development could result in delays in production until the new methods are in place, as well as increased costs that may not be readily passed on to our customers. See also “—The COVID-19 global pandemic had, and future pandemics could have, a material adverse impact on us.”

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

We are highly dependent on the principal members of our executive and scientific teams. The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives. In particular, we believe the loss of any member of our senior management team could significantly and negatively impact our business. For details regarding the members of senior management, see Item 6 of this Part I, “Directors, Senior Management and Employees—A. Directors and Senior Management—Senior Management.” We do not maintain “key person” insurance on any of our senior management.

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

We also plan to continue to spend substantial sums on research and development, to obtain the approval of the FDA, and other regulatory authorities, for new indications for existing products, to develop new product delivery mechanisms for existing products and to develop innovative product additions. We face a number of obstacles to successfully converting these efforts into profitable products, including, but not limited to, the successful development of an experimental product for use in clinical trials, the design of clinical study protocols acceptable to the FDA and other regulatory authorities, the successful outcome of clinical trials, our ability to scale our manufacturing processes to produce commercial quantities or successfully transition technology, the approval of the FDA and other regulatory authorities of our products and our ability to successfully market an approved product or new indication.

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

We use issuances of debt and bank borrowings as a source of funding. At December 31, 2023, $2.3 billion and €2.0 billion of our senior interest bearing debt, which represented 39.0% of our senior interest bearing debt, bore interest at variable rates, at a spread over the Secured Overnight Funding Rate (“SOFR”), for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate (“EURIBOR”), for our euro denominated debt. Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations. See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro. In 2023, €5.3 billion, or 80.3%, of our net revenue of €6.6 billion was denominated in U.S. dollars. We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos. Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses that could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness. At December 31, 2023, we had approximately $2.8 billion of U.S. dollar denominated senior debt. See Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Currency Risk.”

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

Any new equipment or change in supplied materials may require revalidation by us or review and approval by the FDA or other regulatory authorities, including the EMA, which may be time-consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the collection of plasma and manufacture of products may require us to delay shipments of products, harm customer relationships and force us to curtail operations.

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

We regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations (“GPOs”), home care companies, alternate infusion sites, hospital groups, distributors and others. We are highly dependent on these agreements for the successful sale, distribution and delivery of our products. For example, in the United States, we rely principally on GPOs and on our distributors to sell our immunoglobulin products. If such parties breach, terminate or otherwise fail to perform under these contracts, our ability to effectively distribute our products could be impaired and our business may be materially and adversely affected. In addition, through circumstances beyond our control, such as general economic decline, market saturation or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us. Furthermore, we rely in certain countries on distributors for sales of our products. Disagreements or difficulties with our distributors supporting our export business could result in a loss of sales.

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

Before obtaining regulatory approval for the sale of our product candidates or for the marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including, without limitation, the following:

●	regulators or institutional review boards (“IRBs”) may not authorize us to commence a clinical trial or conduct a clinical trial within a country or at a prospective trial site;
●	the regulatory requirements for product approvals may not be explicit, may evolve over time and may diverge by jurisdiction;
●	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or we may be required by regulators, to conduct additional preclinical testing or clinical trials or to abandon projects that we had expected to be promising;
●	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate or participants may withdraw from our clinical trials at higher rates than we anticipate, any of which would result in significant delays;
●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;
●	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;
●	regulators or IRBs may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;
●	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory authorities and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;
●	the cost of our clinical trials may be greater than we anticipate;
●	the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate, as we currently do not have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;
●	an audit of preclinical or clinical studies by the FDA or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results and the need to perform additional studies;

●	the effects of our product candidates may not achieve the desired clinical benefits or may cause undesirable side effects, or the product candidates may have other unexpected characteristics; and
●	our clinical trials, or the ability of regulatory authorities to review the results of our clinical trials, may be delayed as a result of future pandemics with a similar impact to the COVID-19 pandemic.

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

Even if preclinical trials are successful, we still may be unable to commercialize a product due to difficulties in obtaining regulatory approval for its engineering process or problems in scaling that process to commercial production. Additionally, if produced, a product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including the following:

●	the prevalence and severity of any side effect;
●	the efficacy and potential advantages over alternative treatments;
●	the ability to offer our product candidates for sale at competitive prices;
●	relative convenience and ease of administration;
●	the willingness of physicians to prescribe new therapies and of the target patient population to try such therapies;
●	the strength of marketing and distribution support; and
●	sufficient third-party coverage or reimbursement.

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

Our operations are highly dependent on our information technology systems, including internet-based systems, which may be vulnerable to breakdown, cybersecurity incidents, wrongful intrusions, data breaches, malware, ransomware, and malicious attack. In addition, information security risks have generally increased in recent years, increasing our systems’ potential vulnerability, such as to data security breaches or cyber-attack, whether by employees or others, which may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, customers, plasma donors and others. Data security breaches may also adversely impact the conduct of scientific research and clinical trials, including the submission of research results to support marketing authorizations.

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

Federal, state and foreign governments continue to adopt new, or modify existing laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. This includes, for example, the E.U.’s regulation, the General Data Protection Regulation (“GDPR”) and the new California Consumer Protection Act (“CCPA”), effective on January 1, 2020. In our efforts to meet the GDPR, CCPA, U.S. Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations (“HIPAA”) and other data privacy regulations, we have made and continue to make certain operational changes to our business practices. Other governmental authorities throughout the United States and around the world are considering similar types of legislative and regulatory proposals concerning data protection. These privacy, security and data protection laws and regulations could impose increased business operational costs, require changes to our business, require notification to customers or workers of a security breach, or restrict our use or storage of personal information.

For example, health information laws and regulations, such as regulations under HIPAA and potential revisions thereto, include requirements to implement various recordkeeping, operational, notice and other practices intended to safeguard that information, limit its use to allowed purposes and notify affected individuals in the event of privacy and security breaches, establish standards regarding electronic health data transmissions and set rules for specific electronic transactions, such as transactions involving claims submissions to third party payers. Failure to comply with HIPAA and similar state laws could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Additionally, a U.S. federal privacy bill introduced to the U.S. House of Representatives on July 20, 2022 (and reported by the applicable committee on December 30, 2022), would establish new requirements for how companies handle personal data, including information that identifies or is reasonably linked to an individual, such as our consumers. If this bill becomes law, we may be required to implement certain security practices to protect and secure personal data against unauthorized access, and we may be subject to further requirements for complying with this requirement if any applicable agency issues related regulations.

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

The European Parliament and the Council of the European Union adopted the GDPR, which increased privacy rights for individuals in Europe, extended the scope of responsibilities for data controllers and data processors and imposed increased requirements and potential penalties on companies offering goods or services to individuals who are located in Europe or monitoring the behavior of such individuals (including by companies based outside of Europe). Noncompliance can result in penalties of up to the greater of €20.0 million, or 4.0% of global company revenues.

Our efforts to implement programs and controls that comply with the GDPR, CCPA, HIPAA and other data protection requirements are likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

Cyber-attacks or other privacy and data security incidents (for example involving the personal information of our plasma or blood donors) could disrupt our business and expose us to significant losses, liability and reputational damage.

We and our third-party service providers routinely process, store and transmit large amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third parties, including our plasma or blood donors. We may be subject to breaches of the information technology security systems we use both internally and externally with third-party service providers.

Cyber-attacks may penetrate our and our third-party service providers’ security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information (e.g. information regarding our plasma or blood donors), including such information which is stored or transmitted on the systems used by certain of our or their products, to create system disruptions, cause shutdowns (including disruptions to our production plants), or deploy viruses, worms, ransomware, denial-of-service attacks and other malicious software programs that attack our systems. We and our third-party service providers handle the personal information of our patients and beneficiaries, patient personal data, throughout the United States and other parts of the world. We or our business associates may experience data breaches in violation of the requirements of HIPAA, GDPR and or other similar laws, for example:

●	data breaches involving the impermissible use, access, or disclosure of patient identifying information or unsecured personal data;
●	a data breach where we or our business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or
●	a data breach that results in impermissible use, access or disclosure of personal identifying information of our employees, beneficiaries, and/or plasma or blood donors.

When appropriate, we have filed complaints against the unknown attackers with the relevant authorities and we contacted the patients who were affected by the illegal data publication as well as other relevant regulatory authorities and stakeholders. While there has not been any material impact to our financial condition and results of operations as a result of these data breaches and attacks, future cyber-attacks against our IT systems may result in a loss of financial data or interruptions of our operations that could have a material adverse impact on our business, financial condition and results of operations in the future. The Ukraine War has increased the risk of cyber-attacks against our systems and data.

As we increase the amount of sensitive personal information or financial data that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases (particularly as medical or pharmaceutical records are a high-value target), including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. There are no assurances that our security technologies, processes and procedures that we or our outside service providers have implemented to protect sensitive personal information and proprietary or confidential information and to build security into the design of our products will be effective.

Any failure to keep our information technology systems, financial data and our patients’ and customers’ sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could materially adversely affect our reputation and ability to continue normal operations, expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations. For information regarding our cybersecurity risk management and governance, see Item 16K of Part II of this annual report, “Cybersecurity.”

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

We recently acquired plasma collection centers from Canadian Plasma Resources Corporation (in 2023), through the acquisition of Biotest AG (in 2022), from BPL Plasma Inc. and Kedplasma, LLC (in 2021), from South Korean firm GC Pharma (Group) (“GC Pharma”) (in 2020), and entered into plasma supply agreements with Haema Kft in Hungary and with Biotek America LLC (both in 2021). There can be no assurance we will be successful with this plasma acquisition strategy or that we will realize all of the benefits we expect from such new centers. Moreover, we have implemented a cost savings plan in to reduce headcount, become more efficient in the plasma procurement process and close certain underperforming plasma centers, among other strategies. See Item 5 of this Part I “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.” Our cost savings and business improvement initiatives could result in unexpected charges and expenses that negatively impact our financial results and we could fail to achieve the desired efficiencies and estimated cost savings. In addition, if we are not able to effectively implement these initiatives, or if they fail to operate as intended, our financial results could be adversely affected. Additionally, these types of initiatives could yield unintended consequences such as distraction of management and employees, business disruption, an inability to attract or retain key personnel, which could negatively affect our business or financial condition and results of operations. If we are not able to effectively develop, implement and manage our cost savings or business improvement initiatives (including our acquisitions), we may experience operational difficulties and increased costs, which may adversely affect our results of operations.

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

Changes, enactment, and/or enforcement of biometric information privacy laws of different jurisdictions, including federal and state laws in the United States, could expose us to potential liability.

Regulatory authorities and governments around the world have implemented and are considering further legislative and regulatory proposals regarding biometric information privacy. New laws and regulations governing biometric information privacy and data protection imposing more stringent requirements may be introduced in various jurisdictions, including the United States, the European Union and the United Kingdom. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs, including those associated with adapting our facilities, products or processes.

In the United States, there are various laws and regulations concerning biometric data privacy and data protection, and certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. U.S. federal and state regulators, including the Federal Trade Commission (the “FTC”), have engaged in enforcement actions focused on biometric information. For example, the Biometric Information Privacy Act in Illinois (the “BIPA”), the Capture or Use of Biometric Identifier Act in Texas (the “CUBI”) and the My Health My Data Act in Washington (the “MHMD”) restrict the collection and use of biometric identifiers and biometric information. Several class action lawsuits have been brought under BIPA’s private right of action, and BIPA has generally been broadly interpreted by the courts. We were named party in, and have since settled, a class action that alleged that we failed to comply with the BIPA’s requirements when collecting fingerprint data of plasma donors. See Item 8 of this Part I, “A. Consolidated Statements and Other Financial Information—Legal Proceedings—Illinois Biometric Information Privacy Act Claim.”

Any future similar legal proceedings and any government enforcement actions we may become subject to under applicable privacy and data protection laws may cause us significant losses in addition to legal costs, which could adversely affect our business, results of operations and financial condition. In addition, any failure, or perceived failure, by us to comply with the above and other regulatory requirements or biometric information privacy and data protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or other parties. Such proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business or hinder our global expansion.

Risks Relating to the Healthcare Industry

United States Healthcare Reform may adversely affect our business.

The United States Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act, each enacted in March 2010, as amended (collectively, the “ACA”), increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage. While the ACA has materially expanded the number of individuals in the United States with health insurance, it has faced ongoing legal challenges, including federal litigation seeking to invalidate some of or all of the law or the manner in which it has been interpreted, and could have a significant impact on the United States healthcare industry.

There are also uncertainties due to federal legislative and administrative efforts to repeal (under the previous U.S. presidential administration), substantially change, replace or invalidate portions or all of the ACA. Any future legislation, guidance, rules or regulations and/or executive orders that materially alter the healthcare industry could have a significant impact on our operations. The uncertain status of the ACA affects our ability to plan, and its repeal without adequate replacement could have a material adverse effect on our United States operations.

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

In the United States, which is our main market, trends in recent years in the healthcare industry have caused significant changes including a shift towards managed or value-based care, collective purchasing agreements, consolidation in office-based healthcare providers, and other cost-saving, revenue and payment reduction measures with respect to, for example, several government healthcare programs that cover our products, including Medicaid, Medicare Parts B and D and the 340B Program. These trends could have a material adverse impact on our financial performance. Global emphasis on healthcare cost containment exerts significant pressures on the pricing of our products and on our ability to obtain and maintain reimbursement rates to cover our products, which may adversely affect our business.

In addition, the availability of federal funds to pay for our products under Medicaid and Medicare requires that we extend discounts under the 340B Program, and changes to this program could adversely affect our financial performance. The 340B Program extends discounts to a variety of eligible entities, including community health clinics and certain other entities that receive certain governmental healthcare grants, as well as hospitals that serve a disproportionate share of certain low income individuals, and certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers. The 340B Program price, or ceiling price, cannot exceed the average manufacturer price (“AMP”) (as reported to the U.S. Centers for Medicare & Medicaid Services (“CMS”) under the Medicaid drug rebate program) less the Medicaid unit rebate amount. We have entered into a pharmaceutical pricing agreement (“PPA”), with the government in which we have agreed to participate in the 340B Program by charging eligible entities no more than the ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration (“HRSA”) of the United States Department of Health and Human Services (“HHS”), the federal agency responsible for oversight of the 340B Program, which creates uncertainty, and certain aspects of the 340B Program, such as relating to manufacturers’ 340B pricing restrictions for prescriptions filled at contract pharmacy locations, continue to be challenged in federal courts, which adds to such uncertainty. We believe that we meet the requirements of the 340B Program, and are continuing to review and monitor these and other developments affecting the 340B Program.

Continuing efforts of certain regulatory and legislative bodies, as well as the United States Congress, are focused on pricing and reimbursement, and we expect that the healthcare industry will continue to be subject to increasing pricing and cost containment pressures in 2024 and beyond. These pricing and cost containment pressures may impact the reimbursement rates for our products and have an adverse effect on our business. For more details, see Item 4 of this Part I, “E. Regulatory Matters—Pharmaceutical Pricing and Reimbursement.”

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

In the United States, our main market, there is an abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a Biologics License Applications (“BLA”). This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product.

The law provides that no biosimilar application may be accepted for FDA review until four years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability, which could increase costs of protecting our reference products. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product. The extent to which a biosimilar product, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In connection with the FDA’s authority to ensure the development of safe and effective biosimilars, in September 2022, the FDA Biosimilar User Fee Amendments of 2022 were signed into law. The FDA Biosimilar User Fee Amendments of 2022 reauthorize for an additional five years (through 2027) the Biosimilar User Fee Act of 2012, which allows the FDA to assess and collect fees for biosimilars. While the fee rates charged to biosimilar program sponsors are intended to expedite the process for reviews of biosimilar applications, it is unknown how such fees will be passed on in the future, which could also impact our financial results. We expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges, all of which could adversely affect our financial performance.

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

For example, the laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (“FDCA”), the Federal False Claims Act (“FCA”), the Public Health Service Act (“PHS Act”) or provisions of the U.S. Social Security Act known as the “Anti-Kickback Statute” and the “Civil Monetary Penalties Law,” or any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, the Department of Defense, other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws. For a description of fraud and abuse laws see Item 4 of this Part I, “Information on the Company—E. Regulatory Matters—Government Regulation—United States Government Regulation—Anti-fraud and Abuse Regulation.”

Failure to comply with fraud and abuse laws and regulations could also result in other significant civil and criminal penalties and costs, including the loss of licenses and the inability to participate in federal and state health care programs, and could have a material adverse effect on our business. In addition, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years. Since the ACA significantly strengthened provisions of the FCA, the anti-kickback provisions of Medicare and Medicaid and other healthcare antifraud provisions, there have also been a greater number of qui tam suits brought by “relator” whistleblowers, who may receive up to 30% of total government recoveries. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. Further, many of these laws are vague or indefinite and have not been interpreted by the courts, and have been subject to frequent modification and varied interpretation by prosecutorial and regulatory authorities, increasing the risk of noncompliance. Most states have adopted similar state false claims laws, and these state laws have their own penalties which may be in addition to FCA penalties, as well as other fraud and abuse laws. While we believe that we are substantially compliant with applicable fraud and abuse laws and regulations, and have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, could have a material adverse effect on our business.

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

Adverse consequences can also result from failure to comply with the requirements of the 340B Program under the PHS Act, which extends discounts to a variety of community health clinics and other entities that receive health services grants under the PHS Act (the “340B Program”). In early 2016, HRSA finalized a regulation regarding the 340B Program pricing methodology, providing. HRSA regulations prescribes when civil monetary penalties may be issued for “knowing and intentional” manufacturer overcharges of 340B Program covered entities, and provides that manufacturers who overcharge may be subject to significant monetary penalties. Such findings could also result in negative publicity that could harm the manufacturer’s reputation or cause business disruption, penalties, or CMP. Under the HRSA regulations, the CMP may be up to $5,000 for each instance of overcharging a covered entity. If we are ultimately required to change our sales or pricing practices with regard to the distribution of drugs under the 340B Program, or if we were required to pay penalties under the applicable regulations, there would be an adverse effect on our revenues and profitability.

In addition, companies in the United States, Canada and the European Union are generally restricted from promoting approved products for other indications that are not specifically approved by the competent regulatory authorities, nor can companies promote unapproved products. Improper promotion of unapproved drugs or devices or unapproved indications for a drug or device may subject us to warnings from, or enforcement action by, regulatory authorities, harm demand for our products, and subject us to civil and criminal sanctions. Further, sanctions under the FCA have been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs. Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

We are required to report detailed pricing information, net of included discounts, rebates and other concessions, to CMS for the purpose of calculating national reimbursement levels, certain federal prices and certain federal and state rebate obligations. We have established systems for collecting and reporting this data accurately to CMS and have instituted a compliance program designed to assure that the information collected is complete in all respects. If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions (including potential FCA liability) that could adversely affect our business.

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

In the United States, under the federal Physician Payment Sunshine Act or Open Payments Program (the “PPS Act”), we are required to report and disclose payments or other transfers of value made to certain healthcare providers, including physicians, certain advanced practice providers such as physician assistants and nurse practitioners, and teaching hospitals. CMS publishes information from these reports on a publicly available website, including amounts transferred and healthcare provider identities. Under the PPS Act we are required to collect and report detailed information regarding certain financial relationships we have with covered healthcare providers. The PPS Act preempts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws are also ambiguous. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers. While we believe we have substantially compliant programs and controls in place to comply with these reporting requirements, we cannot assure you that regulations will not require us to take additional compliance steps. Our compliance with these rules imposes additional costs on us.

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

In the United States, pricing concerns have led to heightened scrutiny and ongoing legislative efforts to increase transparency around healthcare and pharmaceutical drugs costs. For example, on November 12, 2020, CMS issued final rules imposing price transparency requirements on hospitals and group health plans, which went into effect in three stages from 2022 to 2024, and as of January 1, 2024 payers must disclose in-network provider negotiated rates (which include rates with device suppliers and manufacturers), historical out-of-network allowed amounts for all covered items and services, including all prescription drugs. States are also enacting a variety of transparency measures. The publication of our negotiated rates could impact our ability to independently negotiate sales contracts and rate agreements. In addition, uncertainty around ongoing price transparency proposals affects our ability to plan, as the proposals, if adopted, in whole or in part, could adversely affect our business.

An increasing number of states in the United States have also proposed or passed legislation that seeks to directly or indirectly regulate pharmaceutical drug pricing, such as by requiring drug manufacturers to provide advance notice of certain price increases, or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. State laws regulating pharmaceutical drug pricing may cause us to experience additional pricing pressures on our affected products, and could adversely affect our business.

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

To the extent that any material weakness or significant deficiency exists in our internal control over financial reporting, such material weakness or significant deficiency may adversely affect our ability to provide timely and reliable financial information necessary for the conduct of our business and satisfaction of our reporting obligations under U.S. federal securities laws, which could affect our ability to remain listed on NASDAQ. Ineffective internal and disclosure controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our American Depositary Shares, or ADSs, or the rating of our debt.

See Item 15 of Part 2 “Controls and Procedures” in connection with the material weaknesses due to ineffective information technology general controls and manual recurring journal entries in 2023.

The Grifols Family may exercise significant influence over the conduct of our business.

The founders of the Company and their relatives (the “Grifols Family”) and Scranton Enterprises B.V. own, directly and indirectly, approximately 36% of our Class A shares. The Class A shares exercise 100% of the voting control of our Company. As a result, the Grifols Family and Scranton Enterprises B.V. may exercise significant influence over matters requiring shareholders’ approval, including, among other things, the election of our board of directors, or the Board, dividend policy and certain fundamental corporate action, such as the issuance of bonds, a merger or a dissolution. Conflicts may arise between the interests of the principal shareholders and those of the other shareholders, and the principal shareholders may choose to resolve the conflict in a way that does not coincide with the interests of the other shareholders. See Item 7 of this Part I, “Major Shareholders and Related Party Transactions—Related Party Transactions.”

The market price of our Class B ADSs on NASDAQ, as well as the market price of our Class A ADSs traded in over the counter markets, may be volatile.

The market price of our Class B ADSs and Class A ADSs may be volatile as a result of various factors, many of which are beyond our control. These factors include, but are not limited to, the following:

●	market expectations for our financial performance;
●	actual or anticipated fluctuations in our results of operations and financial condition;
●	changes in the estimates of our results of operations by securities analysts;
●	techniques employed by short sellers or other market disruptors to drive down the market price of our shares;
●	the dissemination of false or maliciously distorted information with respect to our business operations, financials or corporate disclosures;

●	potential or actual sales of blocks of our Class B ADSs in the market by any shareholder or short selling of our Class B ADSs. Any such transaction could occur at any time or from time to time, with or without notice to us (see “—Techniques employed by short sellers may drive down the market price of our shares, negatively impact our business operations and/or generate non-meritorious litigation”);
●	the entrance of new competitors or new products in the markets in which we operate;
●	volatility in the market as a whole; and
●	the risk factors mentioned in this section.

The market price of our Class B ADSs may be adversely affected by any of the preceding or other factors regardless of operations and financial condition. Since December 31, 2021, our Class B ADSs have traded as high as $13.28 per ADS on May 24, 2022 and as low as $5.95 per ADS on September 29, 2022. At market close on April 16, 2024, our Class B ADSs were traded for $6.78.

Techniques employed by short sellers or other market disruptors may drive down the market price of our shares, negatively impact our business operations and/or generate non-meritorious litigation.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers seek to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement securities, as short sellers hope to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the securities to decline, certain short sellers publish, or arrange for the publication of, negative research reports and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, created downward pressure on the price of the relevant securities.

We have been the subject of negative publicity by a short seller. For more information, see “Item 5. Operating and Financial Review and Prospects―A. Operating Results―Subsequent Events—Short Seller Reports.” It is not clear what long-term effect such negative publicity could have on us and/or whether we will continue to be subject to short seller attacks from time to time in the future. If we were to become the subject of any additional unfavorable allegations, even when such allegations are untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. For example, in response to such negative publicity, we invested significant resources and time, including undertaking both internal and external reviews. While we would prefer to strongly defend against any such short seller attacks, we may be constrained in the manner in which we can respond to any allegations due to applicable state or federal law, or issues of commercial confidentiality. In addition, such allegations have led, and may further lead, to heightened scrutiny and investigations conducted by the SEC or the CNMV. Any future response to negative publicity from short sellers or responses to information requests from regulators could be costly and time-consuming, and could divert management’s attention from our day-to-day operations.

Even groundless or outright false allegations against us could severely impact the market price of our Class A shares, Class B shares, ADSs and our business operations. Because of the nature of our business in collecting plasma and manufacturing and selling plasma-derived therapies, we depend significantly on our brand and on customer confidence in our services. As a result, such allegations may impact our revenues by damaging our reputation, confidence in our services and relationships with our existing customers and potential new customers.

In the event that any lawsuit is filed against us as a result of negative publicity by a short seller, we cannot predict the timing, outcome or consequences of such actions, and we cannot assure you that our defenses will be successful or whether we will be subject to any damages, or how much. Whether or not we prevail in case any such proceedings are created against us, we may incur significant expenses defending them, which may materially and adversely affect our financial condition and results of operations.

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

Our Class A shares and Class B shares are listed on the Spanish Stock Exchanges and quoted on SIBE in euros. In addition, our Class B shares are traded in the United States on the NASDAQ Global Select Market in the form of ADSs, evidenced by American Depositary Receipts, or ADRs, in U.S. dollars. In addition, a number of our Class A shares are traded over the counter in the form of ADSs. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our shares, which may result in heavy trading by investors seeking to exploit such differences. This may increase the volatility of, and have an adverse effect on, the price of our shares or ADSs.

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

Holders of our ADSs representing Class A shares or, even if preemptive rights are granted, holders of our ADSs representing Class B shares, or U.S. resident shareholders may not be able to exercise voting power or subscription (or preemptive) rights, as the case may be, in which case holders of our ADSs could be substantially diluted, unless a registration statement under the Securities Act, as amended, or the Securities Act, is effective with respect to such rights and the shares for which they give such right or an exemption from the registration requirements of the Securities Act is available.

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

Item 4.INFORMATION ON THE COMPANY

A.	History of and Development of the Company

Introduction

We were founded in 1940 in Barcelona, Spain by Dr. José Antonio Grifols i Roig, a specialist and pioneer in blood transfusions and clinical analysis and the grandfather of our current Honorary Chairperson (non-member) of the Board. We have been making and selling plasma derivative products for more than 70 years. Over the last 25 years, we have grown from a predominantly domestic Spanish company into a global company by expanding both organically and through acquisitions throughout Europe, the United States, Latin America, Africa and Asia.

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

We are a vertically integrated global producer of plasma derivatives and we believe we rank among the three largest producers in the industry in terms of total sales globally. Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers. We have expanded our plasma collection network and our manufacturing capacity through a combination of organic growth and acquisitions. As of December 31, 2023 we had more than 390 operating plasma collection centers located across the United States, Germany, Austria, Hungary, Canada and Egypt; and a fractionation capacity of over 20 million liters of plasma per year.

We also research, develop, manufacture and market in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories and hospital products.

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the SIBE under the ticker symbol “GRF.” Since January 2008, we have been part of the IBEX-35 Index, which comprises the top 35 listed Spanish companies by liquidity and market capitalization. Our Class A shares are also traded in the United States in over the counter markets in the form of ADSs, evidenced by ADRs. Each ADS traded over the counter represents two of our Class A shares. Our Class B shares were issued as part of the consideration for the acquisition of Talecris Plasma Resources, Inc. (“Talecris”), a company that has since been merged into our subsidiary Biomat USA, and are listed on the Spanish Stock Exchanges and quoted on the SIBE under the ticker symbol “GRF.P.” Our Class B shares are also traded in the United States on the NASDAQ Global Select Market in the form of ADSs, evidenced by ADRs, under the symbol “GRFS.” Each ADS traded on NASDAQ represents one of our Class B shares. Our ADSs are currently traded in U.S. dollars. In November 2011, our ADSs were added to the NASDAQ Biotechnology Index.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC.

Important Milestones

The following are some of our most important historical milestones:

●	On December 29, 2023 we entered into a Strategic Alliance and Share Purchase Agreement with Haier Group Corporation (“Haier”) for the sale of a 20% equity stake in Chinese company Shanghai RAAS Blood Products Co Ltd (“Shanghai RAAS”) in exchange for approximately $1.8 billion, while retaining an equity stake in Shanghai RAAS of 6.58%. We had acquired 26.2% of the voting and economic rights in Shanghai RAAS in exchange for 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, Grifols Diagnostic Solutions Inc. (“GDS”), on March 30, 2020. Upon successful closing of this sale, which is anticipated to occur prior to the end of the second quarter of 2024, we will maintain and extend our presence in China and use the proceeds of the sale to significantly reduce debt. The transaction is subject to customary regulatory approvals. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Dispositions—Shanghai RAAS;”
●	On April 25, 2022, we acquired all of the existing equity interest in Grifols Biotest Holdings GmbH, formerly known as Tiancheng (Germany) Pharmaceutical Holdings AG (“Biotest Holdings”), which in turn owns 89.88% of the ordinary shares and 1.08% of the preferred equity shares of German publicly traded company Biotest AG, a global company that supplies plasma protein products and biotherapeutic drugs, for a total consideration of €1,090,518,254. In addition, (1) we completed a voluntary tender offer to all remaining shareholders of Biotest AG to acquire their ordinary and preferred shares, where we acquired 1,250,298 ordinary shares (for €43.00 per share) and 8,340,577 preferred shares (for €37.00 per share) and (2) we acquired 185,359 ordinary shares in May 2022 following the exercise of a legal put right provided by applicable German corporate laws by former shareholders of Biotest AG. This has brought our interest in Biotest AG to 97.13% of the voting rights and 70.18% of the share capital. As a result of these transactions, we have acquired 28 additional plasma collection centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition;”
●	On July 29, 2021, we entered into a joint venture agreement with ImmunoTek GH, LLC (“ImmunoTek”), which contract was amended in 2023, to arrange for the construction, licensing and commissioning of 28 plasma collection centers in the United States. Pursuant to the joint venture agreement, we formed a company in the United States named Biotek America LLC (“ITK JV”), through which we currently hold a 75% interest in each of the 28 plasma collection centers, while ImmunoTek holds the remaining 25%. We have the right to acquire the remaining 25% interest in all 28 plasma collection centers approximately three years after their respective openings for an aggregate amount of $634.0 million. Of the 28 centers, we expect to acquire seven in April 2024, seven in July 2024, eight in January 2025 and six in January 2026. See “—B. Business Overview—Raw Materials;”
●	On December 1, 2021, we sold preferred shares representing 12.9% of Biomat Newco and 12.5% of Biomat USA, our U.S.-based plasma collection subsidiaries that are part of the Biomat group, also comprised of Biomat USA’ subsidiaries Grifols Bio Supplies, Inc., formerly known as Interstate Blood Bank, Inc., Talecris and Biomat USA South, Inc., the latter two of which have since been merged into Biomat USA and dissolved, respectively (collectively, the “Biomat Group”), to Parette Investment Pte. Ltd. (the “GIC Investor”), an affiliate of GIC Private Limited, which is a sovereign wealth fund established by the Government of Singapore. The purchase price received was $990 million. We used the net proceeds to (i) prepay $600 million of principal amount of the Revolving Loans under the First Lien Credit Facilities, (ii) prepay $142,360,501.31 of the principal amount of the Dollar Tranche B Term Loans, (iii) prepay $88,003,617.48 of the Euro Tranche B Term Loans and (iv) repurchase €97,535,000.00 of the 2019 Notes under an asset sale offer. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Dispositions—The Biomat Transactions” and “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit;”
●	On October 15, 2020, we acquired 100% of the equity of Alkahest, Inc. (“Alkahest”), a California biopharmaceutical company, for a total consideration of $146 million. In 2015, we had previously acquired a significant minority stake of Alkahest and, with this transaction, we gain total control of the company;

●	On October 1, 2020, we acquired a plasma fractionation facility and two purification facilities located in Montreal, Canada, as well as 11 plasma collection centers in the United States, from South Korean firm GC Pharma, for a total consideration of $457 million. Once we finish renovations and obtain all necessary licenses and regulatory approvals for the Montreal facilities, we will become the only large-scale commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. We expect to begin manufacturing IVIG and albumin in the Canadian facilities to supply the Canadian market in 2025 and to begin plasma fractionation and gammaglobulin manufacturing by 2027;
●	In June 2018, we completed the acquisition of German based pharmaceutical company Haema AG for a purchase price of €220 million;
●	In August 2018, we completed the acquisition of U.S. based pharmaceutical company BPC Plasma Inc (formerly known as Biotest US Corporation), for a purchase price of $286 million;
●	In December 2016, we entered into an asset purchase agreement with Hologic Inc. (“Hologic”), to acquire Hologic’s nucleic acid testing (“NAT”) Donor Screening Unit. The transaction closed in January 2017 for a purchase price of $1.9 billion;
●	In January 2014, we acquired the diagnostic business of Novartis Corporation (“Novartis”), for a purchase price of $1.7 billion;
●	In June 2011, we acquired U.S. based biotherapeutics company Talecris Biotherapeutics for a purchase price of $3.7 billion; and
●	In July 2003, we acquired the assets of Alpha Therapeutics Corporation, including its plasma fractionation plant in Los Angeles, California, for a purchase price of $104 million.

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

Biopharma (formerly Bioscience). The Biopharma business unit includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products. The main plasma products we manufacture are IG, Factor VIII, Alpha 1 (A1PI) and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component (“PTC”). The Biopharma business unit accounted for €5,558.3 million, or 84.3%, of our total net revenue in 2023.

Diagnostic. The Diagnostic business unit focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories, covering the entire value chain from donation to transfusion. We concentrate our Diagnostic business in transfusion medicine (immunology, immunohematology) and specialty diagnostics such as hemostasis. The Diagnostic business unit’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Nucleic Acid Testing, or NAT, Donor Screening Unit is engaged in research, development, manufacturing and commercialization of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. The Diagnostic business unit accounted for €670.3 million, or 10.2%, of our total net revenue in 2023.

Bio Supplies. Net revenue from Bio Supplies primarily consists of revenue related to biological products for non-therapeutic use. The Bio Supplies business unit accounted for €160.0 million, or 2.4%, of our total net revenue in 2023.

Other Activities and Operations. In addition to our four business units, we have other smaller operations, activities and business lines (“Others”), which net revenue primarily originating from the provision of manufacturing services to third parties, third party plasma sales and research activities. Others also includes our Healthcare Solutions (formerly our Hospital Division). It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement our own products. Others accounted for €203.5 million, or 3.1%, of our total net revenue in 2023.

Geographic Markets

We believe we are a leading plasma derivatives producer globally, ranking among the three largest producers in the industry in terms of total sales, along with Takeda and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.

We currently operate in over 100 countries through distributors and subsidiaries in 30 countries. The United States is the largest sales region in the world for the plasma derivative sector. For the year ended December 31, 2023, the United States and Canada accounted for 59.1% of our total net revenue, the European Union accounted for 19.1% of our total net revenues (26.0% of which was generated in Spain) and the rest of the world accounted for 21.8% of our total net revenue.

Certain sales regions, particularly in emerging markets, have experienced continuous growth, driven by enhanced socioeconomic conditions, including a general increase in the testing of patients for immunodeficiencies, autoimmune diseases and low levels of alpha 1 protein, all conditions treatable by our products, more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products. These emerging markets are expected to experience significant growth. Our presence and experience in Latin America, in countries such as Mexico, Colombia, Argentina, Chile and Brazil, where we have been marketing and selling products for over 20 years, has positioned us to benefit from this additional growth in both our Biopharma and Diagnostic business units. In the Asia-Pacific region, we have established a presence through our subsidiaries and representative offices in Malaysia, China, Thailand, Singapore, Australia, Japan, India, Hong Kong, Taiwan and Indonesia. We have also opened a Middle Eastern representative office in Dubai and Saudi Arabia.

We maintain a continuing focus on international expansion and acquisitions and will continue to selectively consider acquisitions that would generate operation synergies. For specific examples of acquisitions we have made to further enhance our operations, see “—A. History and Development of the Company—Important Milestones” above.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

	Year ended		Year ended		Year ended
	December 31,	% of total	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Region	2023	net revenue	2022	net revenue	2021	net revenue

	(in thousands of euros, except for percentages)
European Union(1)	1,255,927	19.1%	1,032,210	17.0%	906,449	18.4%
United States and Canada	3,898,961	59.1%	3,855,607	63.6%	3,154,549	63.9%
Rest of the World	1,437,089	21.8%	1,176,150	19.4%	872,120	17.7%
Total	6,591,977	100.0%	6,063,967	100.0%	4,933,118	100.0%
(1)	Net revenue earned in the European Union includes net revenue earned in Spain.

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

	Year ended		Year ended		Year ended
	December 31,	% of total	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by business unit	2023	net revenue	2022	net revenue	2021	net revenue

	(in thousands of euros, except for percentages)
Biopharma	5,558,301	84.3%	5,005,382	82.5%	3,814,983	77.3%
Diagnostic	670,269	10.2%	671,292	11.1%	779,108	15.8%
Bio Supplies	159,957	2.4%	146,076	2.4%	115,811	2.3%
Others	203,450	3.1%	250,165	4.1%	266,461	5.4%
Intersegments	—	—	(8,948)	(0.1)%	(43,245)	(0.8)%
Total	6,591,977	100.0%	6,063,967	100.0%	4,933,118	100.0%

The Biopharma Business Unit

The Biopharma business unit is responsible for the research and development, production and marketing of plasma derivative products. In 2023, the Biopharma business unit accounted for 84.3% of our total net revenue.

Operational Structure

The following chart illustrates its operational structure:

Supply
Over 390 operating plasma collection centers located throughout the United States, Germany, Austria, Hungary, Czech Republic, Canada and Egypt
Manufacturing
• Parets del Valles, Barcelona, Spain
• Los Angeles, California, United States
• Clayton, North Carolina, United States
• Dreieich, Germany
Distribution
Direct presence in over 30 countries in:
• Europe
• United States + Canada
• Latin America
• Asia

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

Plasma Collection

Plasma is the key raw material used in the production of plasma-derived products. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. We obtain our plasma primarily from the United States and Europe (Germany, Austria, Czech Republic, and Hungary) through more than 390 operating plasma collection centers and, to a much lesser extent, through agreements with third parties. Over the last few years, pursuant to the implementation of our business strategy, we have acquired plasma collection centers in the United States, Canada and Europe. In 2023, we increased our plasma collection by 10.0% in comparison to 2022, and the average cost per liter of plasma collected in 2023 declined by 15.2% in comparison to the average cost per liter in 2022.

We believe that the majority of our plasma requirements through 2024 will be met through plasma collected at our plasma collection centers and, to a lesser extent, purchased from third-party suppliers pursuant to various plasma purchase agreements. As we source the majority of our plasma internally, we are well positioned to ensure the availability of plasma for our manufacturing needs and assure the quality of the plasma throughout our manufacturing process.

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

We currently operate two Biopharma manufacturing facilities in the United States (Clayton, North Carolina, and Los Angeles, Califonia), one in Spain (Parets del Vallès), one in Ireland (Dublin), one in Canada (Montreal) and one in Germany (Dreieich). Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities, which have a combined fractionation capacity of over 20 liters per year. Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins.

Currently, the Clayton, Los Angeles and Parets facilities are equipped and licensed to produce certain plasma derivative products for the United States, European and other markets. For example, we produce our Flebogamma® DIF and Gamunex® IVIG products for all of our markets at the Clayton, Los Angeles and Parets facilities.

We have an agreement with Canadian Plasma Resources Corporation (“CPR”) whereby we have the right to obtain plasma donated at collection centers owned by CPR. This agreement also grants us the right to acquire plasma collection centers from CPR as early as 2026. We intend to use the plasma we acquire from CPR, as well as the plasma we collect from our own centers in Canada, to fulfill our commitments under a long-term agreement with Canadian Blood Services (“CBS”), described in the following paragraph.

On July 29, 2022, we executed a 15-year renewable collaboration agreement with CBS, a non-profit organization in Canada that operates on a national basis within the Canadian healthcare system. CBS provides services to patients on behalf of all provincial and territorial governments of Canada except Quebec, safeguarding Canada’s national system to provide lifesaving therapies related to blood, plasma, stem cells, organs and tissues. By means of this agreement, we committed to supply an amount of IG to CBS equivalent to 25% (2.4 million grams) of the Canadian patient consumption needs (excluding Quebec). In addition to plasma acquired from CPR as described above, we intend to fulfill this agreement with plasma collected from a Canada-based plasma collection center network owned and managed by us, manufacturing our products in our facility in Montreal, Quebec. As part of the arrangements with CBS, we are developing six wholly-owned plasma collection centers in Canada (five in the Ontario and one in the Edmonton). We have entered into a consultancy services agreement with a third-party consultant to develop such centers. The third-party consultant will collect certain fees for the services rendered, which have been disclosed in our audited consolidated financial statements and are included in our capital expenditure plan presented to the market on March 1, 2024. For each liter of Canadian plasma we use to supply IG, we will also supply to CBS all remaining manufactured paste for the processing of other plasma-derived products. We have committed to complete development of the Canadian plasma collection network and to have a fully operational plasma fractionation facility in Montreal by December 31, 2026.

In addition, on October 1, 2020, we purchased from GC Pharma a plasma fractionation facility and two purification facilities located in Montreal, Canada (as well as 11 plasma collection centers located in the United States). Once we finish renovations and obtain all necessary licenses and regulatory approvals for the Montreal facilities, we will become the only large-scale commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. We expect to begin manufacturing IVIG and albumin in the Canadian facilities to supply the Canadian market in 2025 and to begin plasma fractionation and gammaglobulin manufacturing by 2027.

We optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities. We have obtained the following FDA licenses, among others:

●	to use at our Clayton facility the Fraction II+III made at both our Los Angeles and Parets facilities to make Gamunex®;
●	to use at our Los Angeles facility the Fraction II+III made at both our Los Angeles and Clayton facilities to make Gamunex®;
●	to use Fraction V obtained at our Los Angeles facility to produce albumin at our Parets facility;
●	to use Fraction V obtained at both our Clayton and Parets facilities to produce Albutein® in our Los Angeles facility;
●	to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastina®, an A1PI we market in Spain, at our Clayton facility;
●	to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastin®-C lyophilized at our Clayton facility;
●	to use Fraction IV-1 obtained at our Clayton facility to produce Prolastin®-C liquid at our Parets facility;
●	to use the same method currently in place in our Parets facility to produce Alphanate® in our Los Angeles facility;
●	to use paste from the fractionation facility at Clayton to produce Gamunex® and Prolastin®;
●	to produce nano-filtered Gamunex® and the 40 gram vial presentation; and
●	to use Cryoprecipitate obtained at our Clayton facility to produce Alphanate® at our Clayton facility, which is later sent to our Los Angeles facility to be filled.

We are continuing our efforts to obtain additional FDA licenses of this nature. The flexibility provided through such licenses allows us to increase production efficiency and to better address changes in demand between the United States, the European Union and other world markets.

For more information on our manufacturing facilities, see “—D. Property, Plant and Equipment” below.

Safety

We have never experienced a mandatory recall of any batch of our finished biological products due to a safety risk. In alignment with our commitment to safety and quality, we have in the past voluntarily withdrawn some product lots not comprised of finished biological products as a precautionary measure due to a higher rate of allergic/hypersensitivity type reactions that we found to be isolated to a small subset of plasma donors. These withdrawals were conducted with the knowledge of the governmental authorities of the applicable jurisdictions. Our philosophy is that the health of the plasma donor and the patient are the paramount considerations. None of the withdrawn products involved reports of any significant impact on patients. We strongly believe that our safety philosophy is consistent with the business objective of generating profit. We also believe that we have a strong reputation for safety in our markets, thus making our products particularly attractive to customers. We further believe that our vertically integrated business model allows us to help assure the safety and quality of our plasma derivative products through the implementation of our safety standards.

The plasma collection, fractionation and purification process is long, complex and highly regulated. We have adopted and maintain rigorous safety standards that we believe exceed those required by health authorities in Europe and the United States. The Grifols Group is periodically inspected and certified for Good Manufacturing Practices (“GMP”) competent health authorities, such as European authorities, the FDA, and other relevant government authorities of other countries where our products are marketed.

We maintain standards that we believe are consistent with other industry participants with regard to plasma safety and are periodically certified by the Plasma Protein Therapeutics Association (“PPTA”), under the International Quality Plasma Program (“IQPP”), for plasma donation centers, and under the Quality Standards of Excellence, Assurance and Leadership Program (“QSEAL”), for fractionation plants. For example, source plasma inventory is held for not less than 60 days after donation, to allow for retrieval and destruction of plasma units if the donor is disqualified during this period (after seroconversion or due to high-risk behavior or international travel). We have also introduced innovative methods such as the Plasma Bottle Sampling™ system, which automatically prepares, codes and labels test samples at the time of plasma donation, and the PediGri™ On Line system, designed to provide full traceability of human plasma raw material throughout the plasma supply chain. See “—Distribution Process” below.

Our manufacturing plants have been designed to comply with the current GMP standards and applicable regulations for clean areas, and are designed to minimize clean areas as well as human intervention, with the objective of lowering the risk of contamination. The facilities are subject to a cleaning and sanitizing plan and to a corrective and preventive maintenance program. Periodically, we voluntarily shut down all of our manufacturing facilities to perform maintenance work, expansion projects and other capital investments. Our manufacturing facilities have never been subject to mandatory shut down because of regulatory noncompliance while under our operation. We believe that our voluntary shutdown procedure lowers the risk of any mandatory shutdown.

We have processes in place to ensure that all of our plasma derived products are manufactured strictly following validated and approved procedures, and in accordance with the corresponding marketing authorization. Also, each manufacturing process includes at least one validated specific virus inactivation or removal step as a precautionary measure to avoid improbable virus contamination.

Since our products are proteins that cannot be terminally sterilized, they therefore are sterilized by filtration before being aseptically filled in their final container. We have patented the Grifols Sterile Filling (“GSF”) system which minimizes the risk of microbial or particulate contamination during the aseptic filling process. During this process, sterilized containers are filled with the product under Grade A laminar air flow. The partially closed containers (vial with stopper and protector) are sterilized prior to filling. The container closure unit remains partially closed until the moment of filling, after which it is immediately sealed thus reducing the risk of contamination by reducing the product and container exposure to the controlled environment. The filling process is recorded, which enables us to identify the cause of, and rectify more easily, any related problem. These records are maintained according to our data retention policy.

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

Distribution Process

With each batch of plasma derivatives, we deliver electronic information regarding the origin, characteristics and controls of each of the units of plasma that we use in the preparation of the batch to our customers. This feature, called the PediGri™ On Line system, allows healthcare users of our products and regulatory authorities to have immediate and easy access to this information, tangible proof of the full traceability of our products. We have had this system in place since 1996, and we believe we are the only fractionator that provides this feature to customers.

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel. A majority of our sales in 2023 were made through our own distribution network, which is experienced in the proper handling of our products. We believe that this network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall. In countries where we do not have our own distribution network, we use carefully selected distributors who are required to follow all of our safety standards.

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

IVIG is used for the treatment of: primary and secondary immunological deficiencies and autoimmune conditions including immune-mediated ITP; Measles pre/post exposure prophylaxis in patients to whom active immunization is contraindicated or not advised; Guillain Barré syndrome; Kawasaki disease; chronic inflammatory demyelinating polyneuropathy (“CIDP”); and multifocal motor neuropathy (“MMN”). Severe acute myasthenia exacerbations is an approved indication for Gamunex®-C in Europe.

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

Gamunex-C® IVIG, a ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment. We believe Gamunex-C® IVIG is one of the premium products in its category since its launch due to a comprehensive set of differentiated product characteristics. We are one of the market leaders in the production and marketing of immunoglobulin, with 23.6% market share in volume in the United States for the twelve-month period ended November 30, 2023, according to PPTA.

Xembify®, our subcutaneous immunoglobulin product for use to treat primary immunodeficiencies, was approved in Norway, Iceland and Denmark in 2023 for use to treat primary and secondary immunodeficiencies. From 2019 to 2022, Xembify® was approved for the same uses in Canada, France, Italy, Sweden, the United Kingdom, Australia, Czech Republic, Finland, Slovakia and Spain. We first launched Xembify® in the United States in 2019. In 2023, we launched Xembify® in Spain and Australia, followed by a launch in Sweden in January 2024.

We believe HyperRAB® is the world’s leading human anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with rabies vaccine. HyperRAB®, a 300 IU/ml formulation of which is available in the United States, is the only human rabies immunoglobulin (“HRIG”) provided as a higher-potency formulation, potentially requiring fewer injections in administration of each dose. We had an estimated 80% market share in sales of anti-rabies immunoglobulins in the United States as of December 2022.

In addition, we believe that we are the global market leader in the sales of AAT (alpha-1-antitrypsin augmentation therapy. At December 31, 2023, our AAT had 58 licenses in 27 countries worldwide, 19 of which are located in North America and Europe. Our liquid formulation of AAT (Prolastin®-C Liquid) is FDA approved as a chronic augmentation and maintenance therapy to treat emphysema related to severe hereditary A1PI deficiency. Based on our estimations we had a 72% global sales market share for AAT as of December 2022. A worldwide clinical trial is ongoing to meet post-approval regulatory commitments and obtain Prolastin®-C regulatory approval in Europe. In 2023, we sponsored over 150,000 genetic tests in connection with this clinical trial.

Between Koate®-DVI, Fanhdi and Alphanate, we had an estimated 20% market share based on volume globally in the pdFVIII hemophilia A market in 2021 (excluding Von Willebrand disease use).

We sell Grifols albumin brands globally, with an estimated 17.4% market share in volume in 2022. Our albumin products meet U.S., European and Chinese requirements, making them attractive to biotechnology companies and genetic labs, as well as hospitals and physicians. In 2021 and 2022, we launched and began to market in the United States Albutein 25% and 5% FlexBag®, a flexible container designed to add convenience, ease of use, and durability.

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

We also manufacture Vistaseal™/Veraseal®, a biological fibrin sealant composed of fibrinogen and human thrombin used in surgical operations to expedite the healing process. It is commercialized in the United States and Canada, in some European countries (i.e. Germany, United Kingdom, Switzerland, Estonia, Latvia, Lithuania, Austria, Ireland, Netherlands, Norway, Finland, Sweden, Denmark, France, Italy and Spain) as well as in Singapore and Australia by Ethicon US, LLC (a Johnson & Johnson company).

To sell medicinal products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold. To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction. As of December 31, 2023, we had 1,121 Biopharma product licenses registered in 90 countries throughout Europe, the United States, Latin America, Asia and the rest of the world. As of December 31, 2023, our most significant government-issued licenses for Biopharma products are:

●	Gamunex®/Gamunex®-C/Flebogamma® DIF. We have 218 licenses for the marketing and sale of one or more IVIG products;
●	Xembify®. We have 25 licenses for the marketing and sale of this product;
●	Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolasplan®/Prolastina®/Pulmolast®/Lynspand®. Alpha 1-Proteinase Inhibitor (Human). We have 58 licenses for the marketing and sale of one or more of these A1PI products;
●	Fanhdi™/Alphanate®/Koate®- DVI Factor VIII. We have 229 licenses for the marketing and sale of one or more of these Factor VIII products;
●	Albutein®/Human Albumin Grifols®/Plasbumin®. We have 274 licenses for the marketing and sale of one or more of these albumin products in their various concentrations;
●	VistaSealTM/VeraSeal®. We have 29 licenses for the marketing and sale of this product; and
●	Tavlesse®. We have EMA authorization for Tavlesse® in the European Union and national authorization in the United Kingdom. Tavlesse® is currently sold in Czech Republic, Norway, Denmark, The Netherlands, Germany, Spain, Italy, France, the United Kingdom and the United Arab Emirates.

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

The Diagnostic Business Unit

The Diagnostic business unit, which accounted for €670.3 million, or 10.2% of total net revenue in 2023, focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories.

At December 31, 2023, more than 80.0% of our in vitro diagnostics products, including, but not limited to, Gel cards, Reagent Red Blood Cells and Ultrio Elite, had received In Vitro Diagnostic Regulation (“IVDR”) certification. IVDR is the regulatory basis for placing on the market, making available and putting into service in vitro diagnostic medical devices in the European market. We are currently implementing all remaining requirements to obtain IVDR certification in a timely manner for all of our in vitro diagnostics products.

The main areas of specialization of this business unit are transfusion medicine and clinical and specialty diagnostics.

In transfusion medicine, we believe that we have a significant market share in NAT blood screening solutions. In addition, we have increased our sales of automated immunohematology systems and reagents to hospital transfusion services and blood centers in several key global markets. We also continue to grow our portfolio of clinical and diagnostic products in select areas, including autoimmunity, and have agreements to extend the number of antigens we manufacture for use in clinical and blood bank diagnostic tests. Our principal diagnostic products are:

Product Description	Main Applications

Transfusion Medicine:

Procleix® Panther® systems/Procleix® Panther® with Automation Ready Technology (ART). Automated NAT blood screening systems, assays and software.

Used to detect infectious viruses and parasites in donated blood and plasma including: HIV (Types 1 & 2); Hepatitis A, Hepatitis B, Hepatitis C and Hepatitis E; parvovirus B19; West Nile Virus; Dengue Virus; Zika Virus, Plasmodium and Babesia.

WADiana®/Erytra® /Erytra Eflexis® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® system, including DG Gel® cards, reagent red blood cells, antisera and associated software. Manual and semiautomated equipment are also part of the DG Gel system.

Used for routine pre-transfusion compatibility testing, including blood typing, unexpected antibody screening and identification, extended phenotype and cross-match tests, among others.

BLOODchip ID/ IDCoreXT/ IDHPAXT/ IDRHDXT / IDCORECONTRO / BIDSXT. A multiplex blood group genotyping family of products based on Luminex technology, including kits for the main allelic variants of red blood cells, human platelet antigens, a positive control for ID COREXT, and an accompanying software.

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

We manufacture most of our gel cards and red blood cells and assemble our immunohematology analyzers at our Parets facility in Spain. We also manufacture gel cards in Australia and red blood cells in Switzerland. We manufacture antigens at our Emeryville facility in the United States, while oligos and other critical components of the transcription-mediated amplified NAT kits for blood and plasma infectious diseases screening are manufactured at our San Diego facility in the United States. We also expect to start manufacturing gel cards and red blood cells in our San Diego facilities in 2024.

In several countries, we distribute BLOODchip® blood group genotyping tests manufactured by our subsidiary Progenika Biopharma, S.A. (“Progenika”). This product line includes ID CORE XT, which determines 37 antigens of red blood cell groups, ID RHD XT, a molecular diagnostic kit that detects the most relevant RhD variations, HPA-1 and ID HPAXT kit to determine 12 Human Platelet Antigen (“HPA”) systems. BIDSXT is the software tool that allows the analysis, interpretation and database management to transmit the results to the Laboratory information system (“LIS”).

The production, marketing and sale of many of our Diagnostic business unit products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. As of December 31, 2023, we had 3,335 diagnostic product licenses registered in over 80 countries in Europe, the United States, Canada, Latin America, Asia-Pacific, Middle East and Africa. In addition to the products noted above, we offer our customers solutions developed in collaboration with, or manufactured by, third-parties that we believe complement our product lines.

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

Recent Efforts in Transfusion Medicine

As part of our strategy of geographic expansion, we continue to consider requests to include NAT screening for blood and plasma donations in countries as they develop their health systems. From 2020 to 2023, we entered several new countries, such as Guatemala, Paraguay and Czech Republic. In recent years we have focused on obtaining FDA and other regulatory approvals to expand our portfolio. The following table summarizes such recent efforts:

Product Description and Main Applications	Licensing Update
Procleix Quality Controls, intended for use as an external assayed quality control material to monitor the performance of several assays performed on the Procleix® Panther® system.	FDA 510(k) clearance in 2022.

Procleix® Plasmodium Assay, for use on the Procleix Panther System, in Brazil.	Approval in Brazil in 2023.

In addition, through our U.S. subsidiaries Biomat USA and Interstate Blood Bank Inc., we have entered into an agreement with Creative Testing Solutions (“CTS”), a nonprofit blood donor testing laboratory organization in the United States. Pursuant to this agreement, as of April 1, 2022, CTS began to operate for a period of ten years (renewable for up to another ten years) our three testing laboratories located in Memphis, Tennessee and San Marcos and Austin, Texas, to perform donor screening for blood and plasma collections. Grifols Laboratory Solutions will continue to provide specialty testing, including in-process and final product testing, as well as diagnostic solutions for clinical issues related to Molecular and Serological Immunohematology. The facility in Austin, Texas, provides testing, consultation and integrated solutions to optimize patient care for specialists in Hematology, Oncology, Perinatology, Obstetrics, Pharmacy, Transplantation and Transfusion Medicine.

We operate a product line of high quality antigens, which are critical components of clinical diagnostic and blood screening immunoassay tests sold worldwide, produced through a joint business with Ortho Clinical Diagnostic. As part of this joint business, we have a contract with Abbott Laboratories for the supply of high quality antigens used in the manufacture of immunoassay diagnostics. This contract, with a total value of approximately $700.0 million, extended the supply of antigens until 2026, ensuring higher levels of recurring income in this area. We also extended our agreement with OraSure Technologies through 2022, reinforcing our position as a flexible provider of antigens.

The table below summarizes our recent efforts to obtain more licenses and increase the market of our immunohematology products:

Immunohematology Product Description and Main Applications	Licensing Update

Blood Typing Manager, designed to aid in the interfacing and managing of data among immunohematology instruments, blood establishment computer software and laboratory information systems as part of the DG Gel® System.

CE mark in 2022; FDA 510(k) clearance in 2022; Approval in Brazil 2023.

Grifols sCD38, designed to counteract daratumumb-mediated pan-reactivity without significantly diluting the patients’ plasma and enables subsequent screening and identification of irregular antibodies in DG Gel® system and tube techniques, and crossmatch in DG Gel® system. Daratumumab is a CD38-directed monoclonal antibody for treating multiple myeloma. However, during treatment the drug binds to the CD38 protein on red blood cells and can alter the results of critical blood pre-transfusion tests. This can delay lifesaving transfusions for these patients.

CE mark in 2022.

DG Gel® 8 Direct Coombs card, used for the evaluation of the direct antiglobulin test of two different human blood samples. This product is designed to differentiate red blood cells sensitized in vivo by IgG type immunoglobulins or the complement C3d fractions. The card is intended to be used with the DG Gel® System.

BLA approval in 2022.

The DG Gel® DC Scan Plus, intended to be used in gel technique for the evaluation of the direct antiglobulin test. This test permits the differentiation of red blood cells sensitized in vivo by IgG, IgA and IgM type immunoglobulins and/or with the complement C3b, C3d and C4b fractions in human blood samples. The DG Gel® DC Scan Plus card is intended for the investigation of clinical situations where the presence of hemolysis has been established, or is suspected, to distinguish immune from nonimmune hemolytic anemia. The card can be used manually or with automated instruments of the DG Gel® System.

CE mark in 2022; Approval in Brazil 2023; Approval in Australia 2023.

Sero-Cyte Pool Dia 0.8%, designed for routine testing for the screening of irregular antibodies, including the antigen Dia, in donors. This reagent complements the existing reagent red blood cells and allows us to reinforce our presence in markets, such as Brazil, where the identification of the antigen Dia is required by local regulations.

CE mark in 2022; Approval in Brazil 2023.

DG Reader NET, a single card processing platform operating with the same consumables and reagents as our fully automated systems. This product is designed to be used on our DG Gel® systems.	CE mark in 2016; FDA 510(k) clearance in 2018; Approval in China 2023.

Below are the main recent developments in respect of products of our Diagnostic business unit:

●	We obtained registrations in the Chinese market for DG Reader Net, our semi-automated blood bank system to process DG gel cards and Erytra Eflexis, our flagship fully automated blood typing platform;
●	We obtained the following approvals in connection with critical Procleix Assays:
o	CE mark for the Procleix ArboPlex Assay 4-in-1 NAT for arbovirus screening. This assay is an in vitro nucleic acid test that detects four types of arboviruses spread through mosquito vectors: chikungunya, dengue, West Nile and Zika viruses. Arboviruses are a growing threat, with changes in climate and increasing global connectivity making the geographic spread more prevalent. This is the first CE mark under the IVDR for an acid nucleic test specifically designed for screening arboviruses;
o	CE mark and FDA approval for the Procleix UltrioPlex W Assay. This assay is a qualitative in vitro nucleic acid amplification test that detects five viruses in one reaction: HIV-1, HIV-2, HCV, HBV, and WNV/USUV. Due to its capabilities, we expect this assay to become the most widely used NAT blood screening assay in the United States; and
●	We obtained CE mark in 2022, and are currently working to obtainin approval in the United States, for the Procleix® Plasmodium Assay, an assay to detect ribonucleic acid (“RNA”) from Plasmodium species (P. falciparum, P. knowlesi, P. malariae, P. ovale, and P. vivax) in whole blood specimens that cause Malaria disease. The assay is designed to be used for routine screening by blood banks on the Procleix® Panther® system, where we estimate that we are currently the market leader and continue our efforts to offer innovative solutions to blood banks.

Clinical and Specialty Diagnostics

We retain the first FDA approved biological molecular test that uses the DNA of the patient for the diagnostic. This genetic test to detect alpha-1 antitrypsin deficiency (the “A1AT Genotyping Test”) can be conducted on DNA extracted from blood as well as a drop of blood collected on paper (a “Dry Blood Spot”) or human saliva samples collected as buccal swabs. This test was developed by Progenika Biopharma, a Grifols subsidiary. In 2022, A1AT Genotyping Test was also CE marked. Although highly complex, the test has been designed so any molecular biology laboratory can process it with minimal human intervention.

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

Through our subsidiary Progenika, we manufacture a genetic diagnosis test for Familial Hypercholesterolemia (“FH”) using next generation sequencing technology (“NGS”). The Diagnostic business unit continues its efforts to broaden the Promonitor® line, used to monitor biologic drugs as sales continue in Chile, select European Union countries, Australia and in the U.S. The Promonitor® product line includes an ELISA (enzyme-linked immunoabsorbent assay) device line also developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. We maintain CE marking of two additional tests in the Promonitor® family that enable treatment with the biological product golimumab, and several tests to permit the use of a single dilution to measure quantity of drug and antibodies for a few biological drugs, commonly used in the treatment of various inflammatory diseases, such as rheumatoid arthritis and ulcerative colitis. In 2021, we entered into a co-development agreement with DIESSE Diagnostica Senese to adapt Promonitor® ELISA kits to DIESSE’s Chorus analyzer. This adaptation to monotest and ready-to-use devices is meant to address customer and market needs for improved automation. The development of Promonitor® tests on the Chorus automated system facilitates an improved testing workflow, resulting in earlier feedback for the clinician.

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

The Bio Supplies Business Unit

The Bio Supplies Business Unit provides human biological materials for the biotechnology industry intended for research, clinical trials and manufacturing of pharmaceutical and diagnostic products. Most materials and products come from our collection centers with vertical integration manufacturing processes (in-house production). The Bio Supplies business unit accounted for €160.0 million, or 2.4% of our total net revenue in 2023.

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

Other Activities and Operations (“Others”)

“Others” represents operations and activities, including the provision of manufacturing services to third parties and third-party plasma sales, and pharmaceutical products manufactured by the Grifols Group intended for hospital pharmacies.

With the sale in July 2022 of substantially all assets of Goetech, LLC, which does business under the name Medkeeper (“Medkeeper”), the activities of our former “Hospital Division” were significantly reduced, which caused us to reallocate such activities and related products into a smaller business line named healthcare solutions (“Healthcare Solutions”), which is also accounted as Others. Others accounted for €203.5 million, or 3.1%, of our total net revenue in 2023. See Item 5 of this Part I, “Operating and Financial Review and Prospects—Factors Affecting Our Financial Condition and Results of Operations—Dispositions—MedKeeper.”

The Healthcare Solutions business line provides services and manufactures products used by hospitals, blood banks, plasma collection centers and other healthcare systems. These products include parenteral solutions, robotics and software, as well as third parties’ products that we market to supplement the products that we manufacture.

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. Research and development spending was €354.9 million in 2021, €361.1 million in 2022 and €395.3 million in 2023.

At December 31, 2023, we had an amount of approximately €1.4 billion as development costs in progress (compared to €1.3 billion at December 31, 2022). This includes (1) an amount of €284.3 million in ongoing research and development projects for products for neurodegenerative disorders, neuromuscular diseases, and ophthalmological diseases acquired from Alkahest; and (2) an amount of approximately €862.0 million in ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin). See Note 7 to our audited consolidated financial statements included in this annual report.

In addition, as of December 31, 2023, we had 1,260 scientists and support staff dedicated to research and development.

We have several decades of successful innovation history. For example, we developed a unique fractionation design that reduces the risk of contamination and maintenance costs and increases the amount of product extracted per liter of plasma. We also developed the first centrifugation unit for the automated cleaning of blood cells. In addition, we were one of the first plasma fractionators to conduct double viral inactivation processes for Factor VIII and have designed and implemented a new process for the sterile filling of vials that reduces exposure to potential contaminants as compared to other existing processes. Further, we have developed a nanofiltration method of viral inactivation for our IG, alpha-1 PI, and ATIII products.

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

	As of December 31,
Development Phase	2023	2022	2021
Discovery	24	19	21
Pre-clinical	23	28	30
Clinical	22	23	22
Post Commercialization Studies	14	39	9
Rest of projects	16	14	14
Total Biopharma Research and Development Projects	99	123	96

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase

Xembify®	Immunology	Plasma-derived	Chronic lymphocytic leukemia	Phase III (clinical trial program currently underway)

Albumin	Hepatology	Plasma derived	Liver Cirrhosis	Phase III (clinical trial program currently underway)

Alpha-1 Proteinase Inhibitor	Pulmonology	Plasma-derived	Emphysema due to congenital deficiency	Phase I/II (clinical trial program in subcutaneous administration currently underway); Phase III (clinical trial program in intravenous administration currently underway)

Fibrin Sealant	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Launched in the U.S. in 2019 and in the E.U. in 2020. Post-marketing pediatric clinical trial is complete. E.U. approval has been granted, and U.K. and U.S approvals are pending.

Immunoglobulin	Ophthalmology	Plasma-derived	Dry Eye Disease	Pre-clinical development

Fibrinogen	Hematology	Plasma-derived	Congenital deficiency & severe hypofibrinogen / acquired deficiency	Phase III (clinical trial program currently underway)

Trimodulin	Infectious diseases	Plasma-derived	Severe community acquired pneumonia (“sCAP”)	Phase III (clinical trial program currently underway)

Trimodulin	Infectious diseases	Plasma-derived	Community Acquired Pneumonia (“CAP”)	Phase III (clinical trial program currently underway)

CYTOTECT®	Infectious diseases	Plasma-derived	Cytomegalovirus (“CMV”) infection	The Phase III clinical trial (PreCyssion) to prevent the transmission of CMV infection from the mother to the unborn child was discontinued early at the end of 2023 with 48 patients included.

Xembify® – Secondary immunodeficiency in CLL. The primary objective of this clinical trial (NCT05645107) is to obtain an indication for Xembify® in secondary immunodeficiency as result of chronic lymphocytic leukemia (CLL) as a result of secondary immunodeficiency. CLL is the proliferation and progressive accumulation of morphologically mature but immunologically less mature monoclonal B-cells in the blood, bone marrow, and lymphoid tissues. It is widely accepted that both intrinsic (genetic and epigenetic) and extrinsic (micro-environmental stimuli and B cell receptor-mediated antigenic stimulation) events can contribute to the pathogenesis of the disease. CLL is most common in adults and accounts for approximately 40% of all leukemia cases. CLL is primarily a disease of the elderly population, with less than 10% of the cases occurring in patients younger than 40 years of age. While no definitive cause of CLL has been established, targeted therapy regimens have proven to be efficacious treatments. Hypogammaglobulinemia (“HGG”) is the most predominant inherent immune defect in B-CLL patients and becomes more pronounced with longer disease duration and advanced-stage disease. Infectious complications continue to be one of the major causes of morbidity and mortality in patients with CLL. The Phase 3 clinical trial is currently enrolling patients in the United States and in European countries to support the FDA submission in the United States.

Alpha-1 Proteinase Inhibitor – Emphysema due to congenital deficiency. SPARTA (Study of Prolastin-c Randomized Therapy with Alpha-1 augmentation; NCT01983241), our phase 3 clinical trial designed to determine if alpha-1- antitrypsin deficiency (AATD) (alpha-1) patients with emphysema have a slower progression of lung tissue loss when treated weekly with two separate dose regimens of intravenous (IV) Grifols Prolastin®-C Alpha-1, is an underdiagnosed genetic disorder that can result in chronic obstructive pulmonary disease (COPD), a group of respiratory diseases that includes emphysema, which can occur when a patient has low levels of AAT, a protective protein that safeguards the lungs. The currently approved dosage is 60 mg/kg in weekly IV infusions. SPARTA, the largest randomized, double-blind, placebo-controlled study on AAT augmentation therapy to-date, is designed to evaluate the potential of Prolastin®-C to significantly reduce emphysema progression in alpha-1 patients by raising AAT protein levels through weekly administration of two active dose levels versus placebo. The clinical trial is taking place across 16 countries and more than 50 sites. It will evaluate the efficacy and safety of two separate dose regimens of Prolastin®-C (60 and 120 mg/kg/week) versus placebo for 156 weeks (i.e., three years), measuring the rate of pulmonary-tissue loss through whole lung computed tomography (CT) densitometry as the primary measure of clinical efficacy.

We are also conducting a Phase I/II study (NCT04722887) evaluating Alpha1-Proteinase Inhibitor Subcutaneous (Human) 15% (Alpha-1 15%), a subcutaneous (SC) AAT treatment being compared to Liquid Alpha1-Proteinase Inhibitor (Human) IV. This first in-human SC approach to treating alpha1-antitrypsin deficiency, if proven successful in clinical trials, could give patients the convenience and flexibility to administer their medication from home. In this multi-center, single-dose and repeat-dose study over eight weeks, Cohort 1 of Grifols Phase 1/2 study GC2008 has been completed and demonstrated no safety issues with Alpha-1 15% that would prevent the study from moving forward into Cohort 2. A SC option for AAT augmentation is not currently available and evaluating a SC dosing option in this first-in-human study for Alpha-1 patients may provide more freedom when it comes to managing their AAT deficiency by allowing patients to administer their medication from the comfort of their own home. Currently, cohort 2 is in enrolment phase and we are aiming to complete its recruitment in 2024.

Fibrin Sealant. We began clinical trials into the safety and efficacy of the use of fibrin sealant as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008. In 2014, we completed a clinical trial in the European Union for the use of fibrin sealant in vascular surgery. Three additional clinical trials were performed: (i) a Phase III clinical trial in the United States for the use of fibrin sealant in solid organ surgery; (ii) a Phase III clinical trial in the United States for the use of fibrin sealant in soft-tissue surgery; and (iii) a Phase III clinical trial for the use of fibrin sealant in vascular surgery in the United States. All of the U.S. clinical trials for fibrin sealant were completed in 2015. Marketing authorization approvals were received from the FDA and EMA in November 2017. A distribution agreement was made with a third party, requiring an additional regulatory supplement. Vistaseal® was launched in the U.S. during 2019 and Veraseal® was launched in the E.U. in 2020. Additionally, a Phase IV study to evaluate safety and efficacy of fibrin sealant as an adjunct to haemostasis during surgery in pediatric subjects was completed in 2022 to support the FDA and EMA regulatory licenses. As of December 31, 2023, we had obtained E.U. approval, while U.K. and U.S. approvals were pending.

We incurred costs in the amount of €0.4 million and €0.1 million in connection with this project in 2022 and 2021, respectively. We hold significant granted patents on the fibrinogen and thrombin production processes.

Immunoglobulin. In 2023, we entered into a global collaboration and licensing agreement with Selagine, a pioneering developer of eye disease treatments, to explore the potential of an immunoglobulin eye drop to treat dry eye disease (DED), a pathology that affects more than 100 million people worldwide in 2023. In a pilot Phase I/II clinical trial, subjects treated with eye drops based on Grifols Flebogamma DIF® twice daily for eight weeks, secured a significant reduction in the signs and symptoms of DED, and with no difference in tolerability or adverse events. Several different sources of inflammation, including proteins (cytokines or chemokines), cells (neutrophils, T-cells and dendritic cells) and pathogenic antibodies, are present on the ocular surface in DED and contribute to its signs and symptoms which may benefit from application of immunoglobulin. We completed a FDA pre-IND meeting in respect of this immunoglobulin in September 2023. We are currently in pre-clinical development in the use of Flebogamma DIF® 5% in the treatment of DED and expect to move to a Phase II clinical trial in 2025.

Fibrinogen. The AdFIrst study is a prospective, active-controlled, multicenter Phase III study investigating the efficacy and safety of the fibrinogen concentrate BT524 in patients with acquired fibrinogen deficiency (“AFD”), which typically occurs during surgical procedures when there is insufficient fibrinogen to arrest bleeding. Patients who have high blood loss during planned spinal and abdominal surgery are randomized 1:1 to treatment with BT524 or FFP/Cryoprecipitate. To evaluate efficacy, further blood loss is compared between the two treatment options. The study was conducted in collaboration with ten study sites in five European countries and was concluded in September 2023. We announced in February 2024 that the AdFirst Study met its primary endpoint, demonstrating that the fibrinogen concentrate BT524 is as effective in treating AFD as the current standard of care for this condition. The concentrate reduces intraoperative blood loss in patients with AFD undergoing planned major spinal or abdominal surgery.

We expect to start regulatory authorization processes for the BT524 concentrate by the end of 2024, starting in Europe and the United States. We incurred costs in the amount of €10.3 million and €5.0 million in connection with this project in 2023 and 2022, respectively. We hold significant patents on the fibrinogen production process.

Trimodulin. Study 996: This multinational Phase III clinical trial plans to enroll about 590 adult hospitalized patients with severe sCAP (Community Acquired Pneumonia) requiring invasive mechanical ventilation. The ESsCAPE trial will be conducted worldwide and patients are treated either with trimodulin or with a placebo as add-on therapy to standard of care.

The clinical concept of this prospective, double-blind, placebo-controlled, Phase III trial was developed based on promising results from the previous Phase II clinical trial (“CIGMA”) with 160 sCAP patients requiring invasive mechanical ventilation. In the CIGMA trial, a subgroup of patients with signs of severe inflammation showed an encouraging reduction in mortality rate through rapid normalization of inflammation when treated with Trimodulin. The trial is currently being conducted in up to 20 countries, including the United States and recruitment of patients is ongoing.

Trimodulin. Study 1001: This multinational Phase III clinical trial plans to enroll about 390 adult hospitalized patients with CAP. These are patients with signs of early systemic inflammation admitted to hospitals and requiring supplemental oxygen due to the severity of their disease. We expanded the patient population to include patients with a SARS-CoV-2 infection (moderate/severe COVID-19 pneumonia) and CAP patients with any other pathogen. Patients are treated either with Trimodulin or with a placebo as add-on therapy to standard of care.

The clinical concept of this prospective, double-blind, placebo-controlled Phase III trial was developed based on positive results from the Phase II trial (“ESsCOVID”) in a subgroup of severe COVID-19 patients with early systemic inflammation and after the German authority (Paul-Ehrlich-Institute) confirmed that further development is warranted. The trial protocol with the expanded patient population has been approved in 9 countries. As of December 31, 2023, recruitment of patients is ongoing.

We incurred costs in the amount of €19.1 million and €19.0 million in connection with this project in 2023 and 2022, respectively. We received a grant from the German Federal Ministry of Education and Research (Bundesministerium für Bildung und Forschung, BMBF) in the amount of €8.0 million and €14.3 million for the relevant period in 2023 and 2022, respectively, which reduced expenses. We hold significant patents on the trimodulin production process.

CYTOTECT®. We terminated the Phase III clinical trial (PreCyssion; trials no. 997) of Cytotect CP Biotest to prevent the transmission of CMV infections from the mother to the unborn child was at the end of 2023. The clinical trial included 48 patients. Despite a favorable safety profile, Biotest decided to discontinue the PreCyssion study (study 997), as no statistically relevant results could be achieved with this study.

We incurred costs in the amount of €0.5 million and €0.4 million in connection with this project in 2023 and 2022, respectively. We hold significant granted patents on the hyperimmunoglobulin production process.

Other Biopharma research and development projects undertaken during the last two years included:

2023:

●	process optimization for increased IgG yields across manufacturing facilities;
●	development of an improved process to provide greater product safety and yield for manufacture of Rho-D;
●	development for a modified process to manufacture Plasmanate; and
●	transfer of Albumin process to our subsidiary Grifols Canada Plasma, Inc. (formerly known as Prometic Plasma Resources, Inc.);

2022:

●	new container closure systems for Albutein® and Xembify Prefilled syringes;
●	clinical programs to evaluate new indications of Flebogamma® DIF 5%;
●	A1PI. New vial sizes of Prolastin® are in development, providing important advancements in manufacturing efficiency as well as improved patient convenience;
●	clinical studies to evaluate the effects of the prolonged administration of human albumin on cardiovascular, hepatic and renal function in patients with advanced cirrhosis and ascites.

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

Diagnostic Initiatives

Research and development in the Diagnostic business unit supports various business areas, including transfusion medicine, clinical diagnostics, and the recombinant protein business. The Diagnostic business unit focuses on the development of in vitro diagnostic reagents/assays, instrumentation, and software for donor screening, which includes pathogens detection to assure safety and blood typing tests to determine donor/recipient blood compatibility. Here, research and development focuses on opportunities to develop new assays for emerging pathogens, increase multiplex test capabilities (simultaneous detection of several analytes in a single reaction), as well as improved automation solutions in order to increase efficiency and throughput for customers. The Diagnostic business unit also develops products for clinical diagnostics, including a next generation immunoassay platform in the area of neurology and oncology, as well as a next-generation molecular testing platform covering infectious diseases.

The research and development team employs a diverse technology portfolio, including transcription mediated amplification (“TMA”), polymerase chain reaction (“PCR”), next generation sequencing (“NGS”) for molecular assays, immunologic based methods using red blood cells (“RBC”), and agglutination. We are also leveraging ultrasensitive single molecule counting detection technology to develop new immunoassays. We continue research and development for new recombinant proteins, antibodies and enzymes as critical raw materials to support internal and external diagnostics customers in various fields such as infectious diseases, neurodegenerative diseases and immunohematology. Our Diagnostics Research & Development team continues to evaluate new technologies and research tools, including artificial intelligence (AI), to assess their potential for improving our competitive advantage and for integration into our development portfolio.

In 2022, the Diagnostic business unit obtained CE mark according to new IVD Regulation 2017/746 for 17 immunohematology products in reagents, assays and software, in addition to achieving IVDD CE mark for a new kit to resolve daratumumab interference in blood typing. In Europe, our Diagnostic business unit also obtained the CE mark for Procleix Plasmodium under IVDD and CE mark for a new improved reagent equilibration system under IVDR. In the United States, we obtained FDA clearance through the 510(k) process (which means that the FDA agrees with the manufacturer that a medical device is similar to a previously approved product) for new Procleix quality controls, along with the release of a new version of pooler software. The Diagnostics business unit also achieved updated CE mark for several existing Class A products, to transition these from IVDD to IVDR regulations.

In 2023, the Diagnostics business unit continued to release innovative products for our immunohematology product line, including new software versions across the platform portfolio to increase efficiency and productivity for our customers. We launched our BTM middleware in the Unites States, while also achieving regulatory approval in China for Eflexis, our flagship blood typing platform, in order to expand our geographic footprint. We also launched DC Scan Plus, a new DG Gel test under IVDR regulation that extends specificity beyond routine analytes and improves patient care by increasing sensitivity and specificity, thereby improving clinical patient management and outcomes in the field of donor screening. We also released new versions of our pooler software, as well as software to facilitate increased automation and ease of use for testing labs. Additionally, we launched in the United States the first-ever free direct-to-consumer program (consisting of an innovative and sophisticated genotyping test and service) to screen for the genetic risk of alpha1-antitrypsin deficiency (Alpha-1).

The Diagnostic business unit filed over 30 new patents, spanning composition of matter, methods and devices, further growing our intellectual property portfolio and competitive position in the areas of infectious disease, blood typing, neurodegenerative disease and clinical diagnostics.

Other Initiatives

We are increasing our research and development activities in new fields. We conduct these activities through the creation of joint ventures participated in by Grifols Innovation and New Technologies Ltd (“GIANT”), through agreements to use patents owned by third parties and through selective acquisitions. For example, in 2021 GIANT formed a new company named Grifols Pyrenees Research Center, SL in a joint venture with the Government of Andorra (GIANT owns 80%). The new company was created to develop and manage a new research center specializing in immunology, intended to enhance the knowledge of the human immune system and develop new immunological therapies. See Notes 2 and 3 to our financial statements included in this annual report.

Through our subsidiary Araclon Biotech, S.L. (“Araclon”), we are dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease, to be applied in the early stages of the disease. Araclon is working on the validation of an early diagnostic test and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic preclinical stage. The vaccine has passed the animal experimentation stage and a Phase I clinical trial in humans has been completed. In 2017, Araclon obtained approval by the AEMPS for a Phase II placebo-controlled trial of the AB40 vaccine in Alzheimer disease patients and completed recruitment in 2019. In 2020, a change in the design of the trial was introduced that allows cross-over of the treatment arms, so all the participants could receive the vaccine. We received the top line data of part A of the trial in mid-January 2022 and preliminary results are showing a favorable safety profile. The part B and final clinical study report became available in 2023, with results showing the vaccine’s safety, tolerability and robust immune response in early-stage Alzheimer’s patients against the Aβ40 peptide, which research suggests plays a role in cerebral amyloid angiopathy, a highly prevalent condition among such patients.

Through our subsidiary Alkahest, we focus on identifying proteins that change with age and also with the onset of disease that have a biological impact. To date, Alkahest has identified over 10,000 separate proteins using advanced molecular analysis techniques at the cellular level, some of which we have entered in our discovery and development pipeline as new targets. In 2021, Alkahest had a productive year with the completion of three Phase I and five Phase II clinical trials. In 2022, Alkahest completed one Phase II and two Phase I clinical trials. In 2023, Alkahest has pivoted to early discovery efforts and is moving forward targeting indications in Liver and CNS, as well as developing a target proteomic platform that can detect disease before it manifests phenotypically.

Through AlbaJuna Therapeutics S.L., a spin-off company from the IrsiCaixa AIDS Research Institute and our subsidiary, we promoted jointly by “la Caixa” Foundation and the Department of Health of the Government of Catalonia, and undertook the pre-clinical and clinical development of monoclonal antibodies that neutralize the effect of HIV in the body while increasing the activity of the natural killer cells that have the task of destroying infected cells. In 2020, we selected a candidate and began proof of concept studies in non-human primates (“NHP”). We also started process development and manufacturing activities by late 2020. We completed the NHP study in 2022 and the results and are currently under evaluation, along with results from other experiments, to decide how to move forward with the development.

Our subsidiary GigaGen Inc. (“GigaGen”) is developing a novel class of therapeutics, recombinant polyclonal antibodies, to address unmet needs in infectious disease. GigaGen is preparing its next recombinant polyclonal antibody therapeutic candidate, GIGA-2339, a curative treatment for chronic hepatitis B virus infection, for an IND filing and initiation of a Phase I trial in 2024. GigaGen is also developing next-generation anti-CTLA-4 monoclonal antibody therapeutic for the treatment of solid tumors, GIGA-564, which had a successful IND filing in 2023 and, as of December 31, 2023, is was initiating a Phase I trial in collaboration with the U.S. National Cancer Institute.

Finally, we signed an agreement in the first quarter of 2020 to support a consortium with the IrsiCaixa AIDS Research Institute, the Barcelona Supercomputing Center (“BSC”) and the IRTA (Institute of Agrifood Research and Technology) aimed to discover new antibodies and vaccines against COVID-19. The consortium continued in 2023 with some vaccine and antibodies candidates evaluated in in vivo studies in animals.

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

Plasma is the key raw material we use to make our products and therapies. We obtain our plasma primarily from our network of plasma collection centers located in the United States and Europe (Germany, Austria, Czech Republic, and Hungary), and, to a much lesser extent, from third party suppliers. See “—Principal Activities—Plasma Collection.” We are dependent on healthy individuals to donate human plasma to develop and manufacture our products. As such, our cost to acquire plasma may vary depending on the ability of donors to visit our plasma collection centers and the compensation we pay for the plasma donations. For example, during the Coronavirus pandemic, lockdowns and restricted movement, specifically the U.S. border closure with Mexico, directly affected our ability to obtain plasma donations. See Item 3 of this Part I, “D. Risk Factors— Risks Relating to the Company and Our Business—A significant disruption in our supply of plasma, including as a result of macroeconomic conditions, pandemics or changes in immigration policies and enforcement could have a material adverse effect on our business and our growth plans” and Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Consequences of Covid-19.”

Our plasma supply increased by 10.0% in 2023 in comparison to the volumes collected in 2022, mainly due to the increase in donors (the number of which surpassed 920,000), higher donation frequency and the execution of planned initiatives in our Operational Improvement Plan (as defined in Item 5 of Part I, “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan”) announced in February 2023. Likewise, our average cost per liter of plasma collected in 2023 declined by 15.2% in comparison to the average cost per liter in 2022. This cost per liter decrease was gradual throughout 2023, with the cost per liter at December 31, 2023 showing a decline of 22.0% in comparison to the cost per liter in July 31, 2022, which was the peak cost per liter in such year.

Our cost per liter of plasma collected decreased largely due to four factors: (1) in the wake of wider vaccination, the easing of COVID-19 constraints allowed plasma donations to resume at the U.S.-Mexico border starting in September 2022, resulting in an increase in donors, causing our plasma collections to steadily improve throughout the remainder of 2022 and through 2023; (2) the termination of government stimulus programs issued to households during the pandemic, which, while still in distribution, had the two-pronged effect of both reducing the financial incentive for individuals to donate plasma and hindering our ability to maintain proper levels of workforce in plasma collection centers; (3) the 10.0% increase in our plasma supply in 2023, as explained above; and (4) the successful execution of measures under our Operational Improvement Plan, including the reduction of our plasma donor compensation, an optimization of our plasma collection center network, with the closure or consolidation of 18 centers in 2022 and seven centers in 2023, and a streamlined organizational structure for plasma collection. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.”

We closely monitor, continuously review and revise the supply sourcing strategy for our products to identify in a timely manner any risks in our supply chain, including risks arising from our dependency on outsourced manufacturing relationships with third party suppliers. Where necessary, we strategically manage our inventory levels of either key materials or finished products to address potential risks relating to operational and quality issues, production capacity and single sourcing among others. We also continue to monitor the efficiency of our plasma collection platform and have concentrated all our plasma testing into six laboratories in Austin and San Marcos, Texas, Memphis, Tennessee, Boca Raton, Florida, Leipzig, Germany and Parets, Spain.

Our long-term aim is to further strengthen our leadership through the development of new and differentiated plasma-derived therapeutics, and the expansion of our global plasma collection footprint via acquisitions and greenfield projects, as described below;

●	On April 25, 2022, we acquired all of the existing equity interest in Biotest Holdings from Tiancheng International Investment Limited (“TIIL”) and accepted an assignment of certain shareholder loans granted by TIIL to Biotest Holdings. Biotest Holdings in turn owns 89.88% of the ordinary shares and 1.08% of the preferred equity shares of Biotest AG, a global company that supplies plasma protein products and biotherapeutic drugs, which will give us access to 28 additional plasma collection centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”

●	On July 29, 2021, we signed a joint venture agreement with ImmunoTek, which contract was amended in 2023, to arrange for the construction, licensing and commissioning of 28 plasma collection centers in the United States. Pursuant to the joint venture agreement, we formed the ITK JV, a limited liability company organized in the United States, to own all 28 centers. ITK JV has created or will create a separate series of its equity interests corresponding to each of the 28 plasma collection centers to be constructed. Through our subsidiary Grifols Bio North America, we hold or will hold 75% of each such series of ITK JV equity interests, while ImmunoTek holds or will hold the remaining 25%. Pursuant to the joint venture agreement:
o	we have the right to acquire ImmunoTek’s 25% stake in all 28 classes of ITK JV equity interests, each class relating to a specific plasma collection center, approximately three years following the opening of each center, for an aggregate amount of $570.7 million. Of the 28 centers, we expect to have the right to acquire seven in July 2024, eight in January 2025 and six in January 2026;
o	through ITK JV, we agreed to make advance payments to ImmunoTek of up to $5 million per plasma collection center ($140.0 million in the aggregate for the 28 centers), which amounts will be deducted from the purchase price of ImmunoTek’s 25% stake in the class of ITK JV equity interest corresponding to each center. As of December 31, 2023, we have made advance payments in the amount of €22.8 million;
o	all the plasma collected by ITK JV from the 28 plasma collection centers is sold exclusively to us. In the years ended December 31, 2023 and 2022, plasma purchases from ITK JV amounted to €233.7 million and €66.6 million, respectively;
o	Grifols, S.A. guarantees (1) the obligations of our subsidiary Grifols Bio North America under the joint venture agreement; and (2) the obligations of ITK JV under the real estate lease agreements for all 28 plasma collection centers; and
o	ImmunoTek has sole management of the plasma collection centers.

Through our subsidiary Grifols Shared Services North America, Inc., we act as guarantor for five plasma collection center lease agreements held by ImmunoTek that are not subject to this joint venture agreement, guaranteeing up to an amount of $50 million. See Note 10 to our audited consolidated financial statements included in this annual report, on page F-62, for more details of this transaction.

●	On March 31, 2021, we acquired seven U.S.-based plasma donation centers from Kedplasma, LLC for a total purchase price of $55.2 million.
●	On February 28, 2021, we acquired 25 U.S.-based plasma centers from BPL Plasma Inc for $385 million by means of an asset sale agreement. These plasma centers obtain, in the aggregate, a run-rate of one million liters of plasma per year. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions.”
●	In October 2020, we purchased 11 collection centers in the United States, as well as a plasma fractionation facility and two purification facilities in Montreal, Canada, from GC Pharma for a total consideration of $457.0 million on a debt free basis.
●	In April 2019, we acquired 26 plasma collection centers and ten blood donation centers in the United States as part of our acquisition of 100% of the equity stake of the Interstate Blood Bank Group (Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC), which has since been merged into our subsidiary Grifols Bio Supplies, Inc.

●	On December 28, 2018, our subsidiary GWWO, Biotest Pharmaceuticals Corporation (“BPCorp”), which is a subsidiary of BPC Plasma Inc, Haema AG and Grifols, S.A. entered into a plasma supply agreement (the “Plasma Supply Agreement”), whereby GWWO agreed to acquire all of the plasma collected from approximately 60 plasma collection centers owned by BPCorp and Haema AG. Grifols, S.A. guarantees all GWWO obligations under the Plasma Supply Agreement, which, on January 1, 2019, was extended for a 30-year period. See Item 7 of this Part I, “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions involving Haema AG, BPC Plasma Inc (formerly known as Biotest US Corporation) and Scranton Enterprises B.V. and their respective subsidiaries—Plasma Supply Agreement and Advance Payments from GWWO to Scranton Plasma B.V.”

The principal raw materials for our intravenous therapy products are plastic and glass bottles, which we purchase from various European suppliers.

Marketing and Distribution

We currently sell Biopharma, Diagnostic and Healthcare Solutions products to hospitals and clinics, GPOs, governments and other distributors in over 100 countries.

In the United States, the sales model is complex, with many intermediaries, requiring us to execute multi-faceted arrangements for the distribution of our products. Sales of finished goods are distributed through various channels such as distributors, wholesalers, specialty pharmacies, home health care companies, clinics, hospitals, government entities and directly to physician offices. Payers and purchasers also control access to products, requiring separate negotiations with payers and GPOs. GPOs are entities that act as purchasing intermediaries for their members, which are primarily hospitals. GPOs negotiate the price and volume of supplies, equipment and pharmaceutical products, including plasma derivatives, used by their members.

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

During 2023, we distributed the majority of our products through our own distribution network. In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors. We have a direct presence in 30 countries and we carefully select distributors in the countries where we do not have a direct presence. We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers and other customers throughout the world.

Our sales, marketing and distribution network included 1,550 employees as of December 31, 2023, which included 1,395 sales and distribution personnel and 155 marketing employees.

Each of our commercial subsidiaries is responsible for the requirements of its respective local market. It is our goal for each commercial subsidiary to be recognizable as one of our companies by its quality of service, ethical standards and knowledge of customer needs. Strong local knowledge enables us to build and maintain long-term relationships with customers to earn their trust and confidence.

Patents, Trademarks and Licenses

Patents and Trademarks

Through our patent ownership, co-ownership and licensing, we seek to obtain and maintain intellectual property protection for our primary products.

As of December 31, 2023, we owned 2,705 patents and patent applications in various countries throughout the world, of which 858 are in the final application process. In some countries, these patents grant a 20-year protection period. Approximately 1,283 of these patents are set to expire in the next ten years. In terms of recent expirations, the patent for the Biotest intravenously administered polyclonal immunoglobulin preparation, containing IgM and method of manufacturing (CA1341505C) expired in May 2023, the patent for the Grifols Sterile Filling system expired in January 2024, and the patent for the process of removing viruses in Fibrinogen solutions expired in March 2024.

As of December 31, 2023, we also owned 3,877 trademarks and trademark applications in various countries throughout the world, of which 137 are in the final application process. In addition, we co-own certain patents and patent applications with third parties, including patent rights co-owned with Novartis following the Novartis Acquisition.

We maintain a department with personnel in Spain, Ireland and the United States to handle the patent and trademark approval and maintenance process and to monitor possible infringements.

Patents for Plasma Derivative Products

As of December 31, 2023, we owned 1,980 patents and patent applications related to plasma derivatives, including 893 in Europe, 231 in the United States and Canada, and 856 in the rest of the world. The most important of these patents relate to:

●	a concentrated subcutaneous alpha-1 antitrypsin;
●	the use of low volume plasma exchange for the treatment of Alzheimer’s disease;
●	transferrin for neurodegenerative applications;
●	transferrin for the treatment of Hipoxia inducible factor related conditions;
●	plasmin in wound healing;
●	the process for removing viruses in Fibrinogen solutions;
●	a concentrated subcutaneous Immunoglobulin G injection;
●	concentrated Immunoglobulin M preparations for the treatment of bacterial infections; and
●	anti-thrombin to treat blunt trauma.

Patents for Diagnostic Products and Healthcare Solutions

As of December 31, 2023, we owned 621 patents and patent applications related to our Diagnostic products and Healthcare Solutions business line, including 201 in Europe, 251 in the United States and Canada and 169 in the rest of the world. The most important of these patents relate to the:

●	BlisPack®, a blister handling machine;
●	Erytra Eflexis®, a mid-sized instrument to perform pre-transfusion compatibility tests using DG Gel® technology;
●	innovative containers for human plasma proteins;
●	novel HIV antigens for blood screening;
●	soluble recombinant form of CD38 receptor;
●	soluble recombinant form of CD47 receptor; and
●	recombinant antigens for detection of COVID-19.

As of December 31, 2023, we owned 104 patents and patent applications related to other areas of the business, including 35 in Europe, 35 in the United States and Canada and 34 in the rest of the world.

Grifols’ Trademark

Marca Grifols, S.L., a company owned by certain Grifols family members, owns the rights to the “Grifols” trademark. We entered into a license agreement with Marca Grifols, S.L. on January 26, 1993, that grants us the exclusive rights to use the “Grifols” trademark for 99 years. The license agreement provides that we must pay an annual royalty fee for the license, which is based on inflation and our net sales. The fees for this license were €7.5 million, €6.6 million and €6.3 million in 2023, 2022 and 2021, respectively.

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

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities. We have 1,121 Biopharma product licenses registered in 90 countries, which include the licenses we hold from the FDA for the sale in the United States of IG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC. The production, marketing and sale of many of our Diagnostic business unit products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have 3,335 diagnostic product licenses registered in a total of 80 countries in Europe, the United States, Canada, Latin America, Oceania and Asia.

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

Insurance Coverage

General and Product Liability

We have a program of insurance policies designed to protect us and our subsidiaries (including our United States subsidiaries) from product liability claims. Effective May 1, 2023, we have product liability insurance coverage for up to $220 million per claim and in annual aggregate for Diagnostic and Bio Supplies business units for products manufactured in all of our facilities and for third-party products we sell. That limit is of $500 million per claim and in the annual aggregate for Biopharma business unit. This policy expires on April 30, 2024, and we expect to renew it for another year prior to such expiration date. We have elected to self-insure $173.5 million per claim and in annual aggregate of our global liability program through the purchase by one of our subsidiaries of such portion of the insurance policy. See “—Self-insurance” below.

Our master liability program also protects us and our subsidiaries from certain environmental liabilities arising in those countries in which our subsidiary companies have operations. This risk is covered up to a maximum of $220 million per claim and in annual aggregate, except that amount is $500 million for the Biopharma business unit.

Biomat USA, Inc., Grifols Bio Supplies, Inc., BPC Plasma Inc., Prometic Plasma Resources, Inc., Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, Haema AG and Haema Plasma Kft maintain a separate liability insurance policy. The policy covers their professional liability for plasmapheresis business activities and expires on April 30, 2024. The maximum amount of coverage for liability claims under the policy is $15 million per claim and in the annual aggregate. In addition, we have general liability coverage for up to $500 million per claim and in the annual aggregate for Biomat USA, Inc., Grifols Bio Supplies, Inc., BPC Plasma Inc., Prometic Plasma Resource, Inc., Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, Haema AG and Haema Plasma Kft.

Property Damage and Business Interruption

Our property damage and business interruption insurance program covers us and our subsidiaries (including our United States subsidiaries). This insurance program, which expires on April 30, 2024, covers damages suffered by plants and buildings, equipment and machinery. Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1.5 billion per occurrence. It also covers property damage produced by flooding, for up to $110 million per claim and in the annual aggregate.

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

Cyber

Our cyber insurance covers financial losses up to $50 million resulting from data breaches and ransomware attacks. This insurance program expires on April 30, 2024, and we expect to renew the policy for another year prior to its expiration date.

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance DAC, one of our wholly owned subsidiaries. We self-insure $38.5 million per claim per year of our global liability program (except that amount is $173.5 million per claim and in the annual aggregate for the Biopharma business unit), the first $230,000 per loss for property damage and the first ten days of lost profits, the first $27,000 per claim for transit losses, the first $200,000 per claim for inventory losses and any transit or inventory losses exceeding $2 million have an additional retention of 10% of loss value with a maximum of $500,000 per loss and an annual aggregate of $3 million, and the first $5 million per loss related to cyber-security risks. These amounts are in excess of the deductibles for each of the policies that make up our insurance programs.

Climate Change

Aligned with the United Nations’ plan to achieve the sustainable development goals defined in its 2030 agenda, we have set commitments to help preserve the environment. Since 2020, our corporate environmental program included the reduction of emissions through the use of 68 million kWh of renewable electricity through power purchasing agreements (“PPAs”), the construction of two new photovoltaic plants (in Barcelona and Murcia) and the construction of new refrigeration plants with refrigerant gases with a global warming potential equal to zero. With the aim of replacing the most polluting technologies, we regularly analyze the technological options available on the market, with a special focus on technologies that increase the climate resilience of our facilities.

Through our corporate environmental program, which is updated every three years, we have defined short and long term science-based decarbonization targets (“SBTs”) and milestones for our business. By 2030, we are committed to reducing our greenhouse gas emissions per unit of production by 55.0% in comparison to our 2018 levels, increasing our energy efficiency per unit of production by 15.0% and ensuring that 100% of the electricity consumed in our facilities originates from renewable sources. In addition, in 2023 we committed to implementing near-term targets aligned with the goal by the Science Based Targets Initiative, a global body enabling companies and financial institutions to set emissions reductions targets in line with the latest climate science (“SBTi”), to limit global temperature rise to 1.5ºC.

Our action plan to achieve such SBTs includes (i) minimizing air travel among our different industrial and operational locations by increased use of technology such as video calls; (ii) increasing the levels of remote work by our employees with policies providing for flexible hour; (iii) optimizing logistics in our plasma transportation network, including by shipping intermediate products from our facilities in the United States to Ireland by ship, rather than air transport; (iv) minimizing the impact of employee travel and commutes with measures such as providing subsidized shared transportation service to employees in our facilities; and (vi) increasingly rely on renewable energy by purchasing energy generated from renewable sources through PPAs.

Under the SBTi, we use the GHG Protocol Corporate Accounting and Reporting Standard methodology to calculate our carbon footprint and identify the greenhouse gas emissions (“GHG”) generated by our business activity in three separate scopes:

●	Scope 1 are direct emissions generated by our business activity itself, including by combustion sources. In 2023, our Scope 1 emissions increased by 12.0% compared to 2022, reaching 106,450 tCO2e due to an increase in the number of operational days of our cogeneration plant;
●	Scope 2 are indirect emissions from the generation of purchased energy, mainly electricity consumed by our business. In 2023, our Scope 2 emissions decreased by 8.0% (according to the market-based approach), reaching 98,106 tons of CO2e, due to an increased use of renewable energy.; and
●	Scope 3 are all other indirect emissions that occur in the value chain of our business both upstream and downstream. Scope 3 includes emissions by suppliers throughout the life cycle of our products or services, business trips, employee travel and commutes, among others. In 2023, our Scope 3 emissions decreased by 33.0% compared to 2022, totaling 947,463 tons of CO2e. Goods and services remain responsible for over 50.0% of our Scope 3 emissions, followed by our contracted transportation.

We invested €5.8 million in 2023 in environmental assets (€8.4 million in 2022 and €7.3 million in 2021), mainly intended to optimize water consumption, make improvements in wastewater treatment, eco-efficiency projects in the use of energy and the replacement of refrigerant gases with others with a lower environmental impact. Our expenses for the protection and improvement of the environment in 2023 amounted to approximately €29.6 million (€25.8 million in 2022 and €20.6 million in 2021).

C.	Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised at December 31, 2023, of 79 companies. Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated, as have been companies that Grifols, S.A. controls. In addition, there were five companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.	Property, Plant and Equipment

Our headquarters is in Barcelona, Spain. As of December 31, 2023, we owned or leased facilities in seven countries, with our main factory locations established in Spain, Germany and the United States. We currently own or lease manufacturing facilities in 12 sites in 11 different locations, five of which have plasma fractionation capabilities. The table below shows the geographic location and business purpose of our principal properties as of December 31, 2023.

Location	Facility	Own/Lease (2)	Business Purpose

Parets del Vallès, Spain	Industrial Facility One Parets	66% owned; 34% of the property is leased from a third party	Plasma fractionation Manufacture of plasma derivatives & business unit support activities

	Industrial Facility Two Parets	80% owned; 20% of the property is leased from a third party	Manufacture of Diagnostic and Healthcare Solutions products

	Industrial Facility Three Parets	70% owned; 30% of the property is leased from a third party	Plasma storage & other operating activities

Los Angeles, California, U.S. – Valley	Industrial Facility, U.S.	92% owned; 8% of the property is leased from a third party	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Los Angeles, California, U.S. – City of Industry	City of Industry, U.S.	100% leased	Plasma storage

Clayton, North Carolina, U.S.	Clayton Facility	100% owned	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Durham, North Carolina, U.S.	Research Triangle Park	22% owned, 78% of the property is leased from a third party	Research and Development Labs and Offices

Emeryville, California, U.S.	Emeryville Facility	100% owned	Manufacture of Diagnostic products

San Carlos, California, U.S.	Alkahest site	100% leased	Research and Development Labs and Offices

South San Francisco, California, U.S.	GigaGen site	100% leased	Research and Development Labs and Offices

Murcia, Spain	Industrial Facility Murcia	100% owned	Manufacture of Healthcare Solutions products

Fribourg, Switzerland	Industrial Facility Switzerland	100% leased	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	100% owned	Manufacture of Diagnostic products

Vista, California, U.S.	Grifols Bio Supplies, INC	100% leased	Manufacture of Biological products

San Marcos, Texas, U.S.	Plasma Testing Lab	100% owned	Plasma testing

San Diego, California, U.S.	San Diego Facility	75% owned; another 25% of the property is leased from a third party	Manufacture of components of the TMA amplified NAT kits

Dublin, Ireland	Global Operations Center	(1)	Operating activities related to the Biopharma business unit

Sant Cugat del Vallès, Barcelona, Spain	Headquarters	100% leased	Headquarters

Derio, Bizkaia, Spain	Progenika Biopharma	90% owned, 10% leased	Manufacture of Diagnostic products & Research and Development

Zaragoza, Spain	Araclon Biotech	100% leased	Research and Development Labs and Offices

Boca Raton, Florida, U.S.	Grifols Bio Supplies, Inc	100% leased	Specialty testing

Arrasate, Guipuzcoa, Spain	Kiro Grifols	100% leased	Manufacture of Hospital equipment and Offices

Memphis, Tennessee, US	Grifols Bio Supplies, Inc	57% owned, 43% leased	Plasma Lab

Leipzig, Germany	Haema	100% owned	Headquarters, Lab & Warehouse

Montreal, Canada	Industrial Facility Montreal	100% owned	Plasma fractionation Plasma purification

Dreieich, Germany	Industrial Facility Dreieich	86% owned, 14% leased	Plasma fractionation
(1)	We hold a 999 year leasehold interest in the property.
(2)	Lease percentage based on property size.

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Parets, Los Angeles, Clayton and Dreieich facilities. All of our fractionation facilities have FDA and EMA certification. As of December 31, 2023, our facilities had an aggregate fractionation capacity of over 20 million liters of plasma per year, and this capacity is sufficient to cover our current production needs.

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

We increased the capacity of our Clayton facility in North Carolina by six million liters in 2023, reaching a fractionation capacity of 11.8 million liters per year. This facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture. This facility holds the ISO 14001 certification, which recognizes excellence and continuous improvement in environmental performance. The scope of the certification includes research, development, production and quality control of pharmaceutical specialties derived from human plasma.

In October 2020, we acquired our plasma fractionation facility (together with two purification facilities) in Montreal from GC Pharma. Once we finish renovations and obtain all necessary licenses and regulatory approvals for the Montreal facilities, we will become the only large-scale commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 million liters annually. We expect to begin manufacturing IVIG and albumin in the Canadian facilities to supply the Canadian market in 2025 and to begin plasma fractionation and gammaglobulin manufacturing by 2027.

We have opened our new albumin purification, dosing and sterile filling plant in Dublin, Ireland. The new plant has a processing capacity of three million liters per year, quadrupling our capacity for filling albumin in flexible packaging. Aligned with our measures to combat the effects of climate change, the new Dublin plant incorporates the latest eco-efficiency technologies to save energy and water.

In April 2022, we acquired the Dreieich facility as a result of the Biotest AG acquisition. The facility has an annual manufacturing capacity of up to three million liters of plasma, as well as bulk production plants for albumin, new fibrinogen and IgM concentrate product lines and next-generation polyvalent immunoglobulins.

Global Operations Center

We have a facility located in Dublin opened a global operations center for our Biopharma business unit. The facility, located in Dublin, Ireland, occupies 22,846 square meters and centralizes decision-making with regard to commercial policy, research and development policy and supply chain global management. It houses Biopharma’s global logistics and distribution activities; warehousing of plasma, intermediate paste and finished product, labelling and secondary packaging of the product; as well as regulatory and quality activities relating to the supply of plasma and plasma derivatives. It also centralizes our treasury function and acts as our point of access to the capital markets.

E.	Regulatory Matters

Government Regulation

Government authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of healthcare products such as those we collect, manufacture, sell or are currently developing. The process of obtaining regulatory approvals and complying with all applicable laws and regulations requires the expenditure of substantial time and financial resources. The following is a summary of the overall regulatory landscape for our business.

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

The BLA (Biologics License Application) Approval Process

Drugs that are also biological products, such as our plasma derivative products IG, A1PI, Factor VIII and albumin, and also certain in vitro diagnostic products associated with testing blood and blood components, must also satisfy the requirements of the PHS Act (Public Health Service Act) and its implementing regulations. In order for a biological drug product, or for these in vitro diagnostic tests, to be legally marketed in the United States, the product must have a BLA (Biologics License Applications) approved by the FDA. Obtaining BLA approval from the FDA is a robust process involving, among other things, completion of preclinical laboratory tests, controlled human clinical trials, submission of manufacturing and chemistry data, and multiple statistical and physical review processes by the FDA. During all phases of clinical development, regulatory authorities require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators, including reports regarding adverse events and safety issues.

Given the robust process, certain of our clinical trials may not be completed successfully within any specified period, if at all. Furthermore, we or the FDA may suspend or terminate clinical trials at any time on various grounds, for example, that the subjects or patients may be exposed to an unacceptable health risk, have experienced a serious and unexpected adverse event, or that continued use in an investigational setting may be unethical. Similarly, an IRB may suspend or terminate approval of research if the research is not being conducted in accordance with the IRB’s requirements or if the research has been associated with unexpected serious harm to patients.

Overall, the testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all. In most cases, the BLA must be accompanied by a substantial user fee.

In the United States, our main market, there is an abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a BLA. This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product. The law provides that no biosimilar application may be accepted for FDA review until four years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability, which could increase costs of protecting our reference products. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product. The extent to which a biosimilar product, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In connection with the FDA’s authority to ensure the development of safe and effective biosimilars, in September 2022, the FDA Biosimilar User Fee Amendments of 2022 were signed into law. The FDA Biosimilar User Fee Amendments of 2022 reauthorize for an additional five years (through 2027) the Biosimilar User Fee Act of 2012, which allows the FDA to assess and collect fees for biosimilars.

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

The ACA established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund comparative effectiveness research. While the stated intent of comparative effectiveness research is to develop information to guide providers to the most effective therapies, outcomes of comparative effectiveness research could influence the reimbursement or coverage for therapies that are determined to be less cost effective than others.

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

Diagnostic Devices

Certain of our products are regulated as medical devices, which are typically subject to clearance for commercialization in the United States, often referred to as an FDA “510(k) clearance,” based on a pre-market notification to the FDA demonstrating the device to be marketed is safe and effective by proving substantial equivalence to a legally marketed device (predicate device). The manufacturers of medical devices must register their establishments with the FDA, and the production of the devices must accord with applicable current good manufacturing practices and quality system regulations. Some states also regulate the manufacture or distribution of certain medical devices, imposing additional licensing, inspection and audit requirements. With respect to the manufacture and sale of immunoassay antigens and antibodies to screen human donated blood and blood products, these products are manufactured and sold under a BLA issued by the FDA, and are subject to the heightened regulatory oversight associated with biological products.

Drug Supply Chain Security Act

The Federal Drug Quality and Security Act of 2013 regulates pharmaceutical supply chain requirements and pre-empts certain state laws. Title II of this act, known as the Drug Supply Chain Security Act (“DSCSA”) establishes a national electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States, including certain of our products. The DSCSA’s track and trace requirements (applicable to manufacturers, wholesalers, repackagers and dispensers (e.g., pharmacies) of prescription drugs) replaced the former FDA drug pedigree requirements and pre-empt state requirements that are inconsistent with, more stringent than, or in addition to, the DSCSA requirements. The DSCSA also establishes certain requirements for the licensing and operation of prescription drug wholesalers and third party logistics providers (“3PLs”), and includes the creation of national wholesaler and 3PL licenses in cases where states do not license such entities to be established in FDA regulations yet to be finalized. The DSCSA generally requires that wholesalers and 3PLs distribute drugs in accordance with certain standards regarding the recordkeeping, storage and handling of prescription drugs. Under the DSCSA, states are pre-empted from imposing any licensing requirements that are inconsistent with, less stringent than, directly related to, or covered by U.S. federal standards, however, the FDA has clarified that current state licensing requirements may remain in effect until the FDA national licensing regulations are finalized and take effect.

Anti-fraud and Abuse Regulation

Since we supply products and services that are reimbursed by U.S. federal healthcare programs such as Medicare and Medicaid, our activities are also subject to regulation by CMS (U.S. Centers for Medicare & Medicaid Services) and enforcement by the OIG (U.S. Office of the Inspector General). The federal Anti-Kickback Statute prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a government health care program. Many states have similar laws. Courts have interpreted this law very broadly, including by holding that a violation has occurred if even one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. There are statutory and regulatory exceptions, or safe harbors, that outline arrangements that are deemed lawful. However, the fact that an arrangement does not fall within a safe harbor does not necessarily render the conduct illegal under the Anti-Kickback Statute. In sum, even legitimate business arrangements between the companies and referral sources could lead to scrutiny by government enforcement agencies and require extensive company resources to respond to government investigations. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid potential liability for wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing.

The FCA (Federal False Claims Act) is violated by any entity that knowingly presents or causes to be presented a false claim for payment to the U.S. federal government, or that knowingly makes or causes to be made a false record material to such a false claim, or knowingly conceals or avoids an obligation to pay to the government, including by knowingly retaining an overpayment. Payments in violation of the Anti-Kickback Statute can also form the basis for FCA liability.

The FCA has been subject to heightened enforcement activity as a result of whistleblowers (called “relators”) who file complaints in the name of the United States (and if applicable, particular states), and who may receive up to 30% of total government recoveries. FCA violators may be liable for treble damages, mandatory penalties, loss of licensing and exclusion from federal and state healthcare programs. Such penalties could have a material adverse effect on our business. Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or relators could result in reputational harm and the incurring of substantial costs. Most states have adopted similar state false claims laws, which could lead to significant additional penalties.

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

The “PPS Act” (Physician Payments Sunshine Act) imposes reporting and disclosure requirements for biologic, drug and device manufacturers with regard to payments or other transfers of value made to physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, certified nurse-midwives, teaching hospitals, manufacturers and for GPOs (group purchasing organizations), with regard to practitioner and teaching hospital ownership interests in the reporting entity. CMS publishes information from these reports on a publicly available website, including amounts transferred and practitioner and teaching hospital identities. The PPS Act preempts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws, as well as the federal law, can be ambiguous. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers.

Other Health Care Regulation

In the United States, pricing concerns have led to heightened scrutiny and ongoing legislative efforts to increase transparency around healthcare and pharmaceutical drugs costs. For example, on November 12, 2020, CMS issued final rules imposing price transparency requirements on hospitals and group health plans, which went into effect in three stages from 2022 to 2024. As of January 1, 2024, hospitals and group health plans must disclose in-network provider negotiated rates (which include rates with device suppliers and manufacturers), historical out-of-network allowed amounts for all covered items and services, including all prescription drugs and drug pricing information. States have also enacted a variety of transparency rules and regulations. The publication of our negotiated rates could affect our ability to independently negotiate sales contracts and rate agreements.

Another notable Medicare healthcare reform initiative, the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”), established a new quality payment program, which modifies certain Medicare Part B payments to “eligible clinicians,” including physicians, dentists and other practitioners. Under MACRA, certain eligible clinicians are required to participate in Medicare through the Merit-Based Incentive Payment System (“MIPS”) or the Advanced Alternative Payment Models (“APMs”), through which Medicare Part B reimbursement is adjusted up or down based on reported data related to quality, promoting interoperability, cost, and improvement activities. MIPS-eligible clinicians must report annual performance data by March 31 of the following year. Payment adjustments based on submitted data are applied to Medicare Part B claims during the performance year following data submission. MACRA provides substantial financial incentives for physicians to participate in risk contracts, while increasing physician information technology and reporting obligations. MACRA continues to evolve and its implications depend on future regulatory activity and physician activity in the marketplace. New payment and delivery system reform programs, including those modeled after such federal program, are also increasingly being rolled out at the state level through Medicaid administrators, as well as through the private sector, which may further alter the marketplace and impact our business.

Recently, a number of states in the United States have also proposed or passed legislation that seeks to directly or indirectly regulate pharmaceutical drug pricing, such as by requiring drug manufacturers to publicly report pricing information or to place a maximum price cap on pharmaceutical products purchased by state agencies. For example, in October 2017, California enacted a prescription drug price transparency law that requires prescription drug manufacturers to provide advance notice and explanation for certain drug price increases that exceed a specified threshold. Similar laws were enacted in Oregon and Washington and a number of other states are reportedly considering similar legislation. Laws of this type may cause us to experience additional pricing pressures on our affected products. For more details on these pressures, see “—Pharmaceutical Pricing and Reimbursement” below.

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

The Community authorization procedure is compulsory for:

●	medicines derived from biotechnology processes, such as genetic engineering;
●	advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines;
●	medicinal products for human use containing a new active substance that did not receive Community marketing authorization when the Community authorization procedure was first implemented, for which the therapeutic indication is the treatment of human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions or viral diseases; and
●	officially designated orphan medicines (medicines for rare diseases).

The Community authorization procedure is optional for products:

●	containing new active substances for indications other than those stated above;
●	representing significant therapeutic, scientific or technical innovations; or
●	for which the granting of a Community marketing authorization would be in the interests of European Union public health.

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

United Kingdom Regulatory Process

The United Kingdom (“U.K.”) withdrew from the E.U. on January 31, 2020, and is no longer an E.U. Member State. A transition period, during which E.U. pharmaceutical law continued to be applicable to the U.K., ended on December 31, 2020.

As of January 1, 2021, the protocol in Ireland/Northern Ireland is applicable and has an impact on marketing authorizations for medicinal products in the U.K. with respect to Northern Ireland. However, there is a new agreement between the E.U. and the U.K. called the “Windsor Framework,” which amended the Protocol of Northern Ireland and set out the long-term arrangements for the supply of medicines into Northern Ireland. The Windsor Framework will ensure that medicines can be approved and licensed on a U.K.-wide basis by the Medicines and Healthcare products Regulatory Agency (“MHRA”) and provides for the disapplication of European Union Falsified Medicines Directive (“FMD”) requirements for medicines marketed and supplied in Northern Ireland. These new arrangements will take effect on January 1, 2025.

There are several routes to obtain a marketing authorization in the U.K., England, Scotland and Wales (“Great Britain”) or Northern Ireland. The options available are determined by the intended market and the type of application. To obtain a marketing authorization, you need to use one of the following procedures:

National Routes:

●	National Procedure (a 150-day procedure). This national 150-day accelerated procedure is available for high-quality applications to market a medicine in the United Kingdom, Great Britain (England, Wales and Scotland) or Northern Ireland;
●	Rolling review. Permits the submission of your application in module(s), to obtain a marketing authorization in the United Kingdom, Great Britain (England, Wales and Scotland) or Northern Ireland. This is a new route for marketing authorization applications, where an applicant for a new active substance in the U.K., Great Britain, or Northern Ireland submits modules of the eCTD dossier incrementally for pre-assessment by the MHRA, rather than as part of a consolidated full dossier submission.

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

●	International recognition procedure (a 60-day to 110-day procedure). As of January 1, 2024, the EC Decision Reliance Procedure and the Mutual Recognition/Decentralized Reliance Procedure have been replaced by the new International Recognition procedure (“IRP”). This route applies to new marketing authorization applications, variations, line extensions and renewals and is open to applicants that have already received an authorization for the same product from one of MHRA’s specified Reference Regulators (“RRs”). A positive opinion from the Committee for Medicinal Products for Human Use or a Mutual Recognition/Decentralized positive end of procedure outcome is an RR authorization for the purposes of IRP. Apart from the EMA and the E.U. Member State Competent Authorities, there are other possible RRs (such as Australia, Canada and the United States). IRP will allow the MHRA to take into account the expertise and decision-making of trusted regulatory partners for the benefit of U.K. patients. The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust.
●	Unfettered Access from Northern Ireland (a 67-day procedure). Applicants may seek recognition in Great Britain of a marketing authorization approved in Northern Ireland under certain qualifying conditions.

This route is available for marketing authorizations approved in Northern Ireland via European procedures (centralized, MR or DC procedures) or through the Northern Ireland national procedure.

For authorizations approved in E.U. procedures, applications should include the dossier as approved for marketing in Northern Ireland, accompanied by all iterations of the relevant RMS and CHMP assessment reports.

Note that national applications intended to cover marketing of a product in Northern Ireland must continue to comply with the requirements of Directive 2001/83/EC, the European Community’s code relating to medicinal products for human use, and Regulation 726/2004 on European Community procedures and supervision of medicinal products until the Windsor Framework becomes effective on January 1, 2025.

International routes (collaborative procedures):

●	Access consortium. The Access consortium is a medium-sized coalition of regulatory authorities that work together to promote greater regulatory collaboration and alignment of regulatory requirements for companies intending to market a medicine in the U.K., Australia, Canada, Singapore and/or Switzerland. The MHRA joined the consortium in 2020 and commenced work-sharing applications in January 2021; and
●	Project Orbis. Project Orbis is a program coordinated by the FDA involving the regulatory authorities of Australia (TGA), Canada (Health Canada), the United Kingdom (MHRA), Singapore (HSA), Brazil (ANVISA), Israel (IMoH) and Switzerland (Swissmedic) to review and approve promising cancer treatments.

In addition to the above, and until the Windsor Framework becomes effective on January 1, 2025, the following procedures can be used to obtain a marketing authorization in Northern Ireland:

●	Northern Ireland may be included in DC or MR procedure as a Concerned Member State (CMS). The DC and MR procedures can be used by companies intending to market a medicine in Northern Ireland and other named E.U. countries. One member state will lead the assessment of the application as the RMS. The other member states (including Northern Ireland) receiving applications are called the ‘concerned member states’ (“CMSs”). The procedure takes up to 210 days (DC procedure) or 90 days (MR procedure), excluding time taken to provide further information or data required. If the application is approved, each CMS (including Northern Ireland as a CMS) will issue a national marketing authorization for the product within 30 days of approval.
●	Marketing authorizations approved in the EU’s Centralized procedure will automatically have effect in Northern Ireland. The E.U. centralized procedure, including its mandatory scope, continues to apply in Northern Ireland, and therefore, the centralized procedure results in a single marketing authorization to market a product in all E.U. member states, as well as Iceland, Liechtenstein, Norway and Northern Ireland.

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

Pharmaceutical Pricing and Reimbursement

In the United States and other countries, sales of our products depend, in material respects, on the availability of reimbursement from third-party payors. Third-party payors include government health programs, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the prices and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of healthcare products newly approved by regulatory authorities. For example, third-party payors may deny reimbursement if they do not consider the products to be cost-effective as compared to available alternative products. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

United States Pharmaceutical Pricing and Reimbursement

In the United States, our products are reimbursed or purchased under several government programs, including Medicaid, Medicare (Parts B and D) and the 340B Program. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low income individuals. Medicare is a federally run program that provides healthcare to persons aged 65 and over, as well as certain persons of any age with certain disabilities. The 340B Program is a U.S. federal government drug pricing program under the PHS Act. The availability of federal funds to pay for our products under the Medicaid and Medicare Part B programs requires that we extend discounts under the 340B Program.

Medicaid, the 340B Program and the Department of Veterans Affairs.

Medicaid includes a variety of reimbursement programs that differ state by state and imposes reimbursement requirements applicable to both fee-for-service and managed care arrangements. These requirements are applicable to certain of our products. Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states and pricing information provided by manufacturers, such as AMP (average manufacturer price) and the lowest price available from the manufacturer during the rebate period to any entity in the United States in any pricing structure in the same quarter for which the AMP is computed (“Best Price”). The states share the rebates with the U.S. federal government. The rebate amount for most brand name drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and Best Price per unit as adjusted by the U.S. Consumer Price Index for All Urban Consumers (“CPI-U”), subject to certain exceptions. For example, the rebate amount for certain clotting factors such as Factor VIII and Factor IX is the greater of 17.1% of the AMP per unit or the difference between the AMP and the Best Price per unit as adjusted by the CPI-U, and the rebate amount for non-innovator multiple source (generic) drugs is equal to a minimum of 13.0% of AMP.

The availability of federal funds to pay for our products under Medicaid requires that we extend discounts under the 340B Program. The 340B Program extends prescription drug discounts to certain entities, including a variety of community health clinics and certain other entities that receive governmental health care grants, as well as hospitals that serve a disproportionate share of low income individuals, certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers. The 340B Program prescribes a pricing methodology based on a PHS Act ceiling price that generally cannot be greater than the AMP less the unit rebate amount established under the Medicaid drug rebate program. We have entered into a PPA with the government whereby we participate in the 340B Program by charging eligible entities no more than the PHS Act ceiling price for drugs intended for outpatient use. The HRSA (Health Resources & Services Administration) of the HHS, the federal agency overseeing the 340B Program, continually issues evolving requirements with respect to the 340B Program, which creates uncertainty.

Also as a condition for Medicaid reimbursement, we make our products available for purchase by authorized government users of the Federal Supply Schedule (“FSS”) pursuant to such users’ FSS contracts with the Department of Veterans Affairs. These transactions involve establishing a FSS price in negotiation with the Department of Veterans Affairs. Companies are also required to offer discounted drug pricing to four federal agencies — the Department of Veterans Affairs, the Department of Defense, the Coast Guard and the PHS (including the Indian Health Service) — for federal funding to be made available for reimbursement of products under the Medicaid program. Sales to those four federal agencies must utilize a ceiling price methodology that generally requires drug prices to be equal to or less than 24.0% off the non-federal AMP for the prior fiscal year.

Medicare and the 340B Program.

The primary Medicare programs that may affect reimbursement for the Grifols Group are Medicare Part B, which covers physician services and outpatient care, and Medicare Part D, which provides a voluntary outpatient prescription drug benefit.

Medicare Part B reimburses providers for certain covered drugs and biologicals furnished in the outpatient setting, such as physician offices and hospital outpatient settings. The rate of reimbursement historically has generally been of average sales price (“ASP”) + 6%. Starting January 1, 2018 a CMS rule reduced Medicare Part B reimbursement to a rate of ASP - 22.5%. Such reduction was ruled unlawful by the U.S. Supreme Court on June 15, 2022, causing CMS to reinstate the general ASP + 6% rate retroactively to January 1, 2018. Following this ruling, CMS issued a new rule on November 8, 2023 determining that affected hospitals will receive a one-time lump-sum amount equivalent to the approximate payment they would have received if the 2018-2022 340B Program payment policy had never existed. The 340B Program remains subject to legal challenges involving litigation that may result in program changes, which creates uncertainty. We believe that we meet the requirements of the 340B Program and are continuing to review and monitor these and other developments affecting the 340B Program. In addition, under the Bipartisan Budget Act of 2013 and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2032. The full ramifications of this sequestration for Medicare reimbursement remain uncertain, as further Congressional action may reduce, eliminate or otherwise change this payment reduction.

Medicare Part D coverage is administered through private insurers that contract with CMS. To obtain payments under this program, which covers certain of our products, we are required to negotiate prices with private insurers operating pursuant to federal program guidance, and these prices may be lower than we might otherwise obtain. In addition, the Medicare Part D Program includes a coverage gap feature, where once beneficiaries have expended certain amounts for drugs payable under Medicare Part D, Medicare Part D benefits are decreased for a period until certain levels of out-of-pocket spending are incurred by such beneficiaries. Pursuant to this coverage gap, drug manufacturers are required to provide a 70% discount (the “Coverage Gap Discount”) regarding certain drugs falling within a beneficiary’s coverage gap. Under the federal Inflation Reduction Act of 2022, CMS is required, as part of the redesign of Medicare Part D benefit, to establish, as of January 1, 2025, a new Medicare Part D manufacturer discount program that will replace the existing Coverage Gap Discount program. Specifically, manufacturers will be required to provide a 20% price discount on brand-name drugs and a 10% discount on brand-name drugs between the deductible and the annual out-of-pocket spending cap, which replaces the 70% price discount in the coverage gap phase under the current benefit design. Because this provision is aimed at decreasing Medicare beneficiaries’ out-of-pocket costs, manufacturers’ share of those costs may increase. Consequently, our net revenue, beginning in 2025, may be adversely affected.

Additionally, the Inflation Reduction Act of 2022 provides Medicare, for the first time, with the ability to negotiate drug prices directly with drug manufacturers to determine the price Medicare will pay for certain drugs covered under Medicare Part D (effective as of 2026) and Medicare Part B (effective as of 2028). Certain drugs are excluded from the negotiation process, such as drugs with an orphan designation as their only FDA-approved indication and certain plasma-derived drugs. To the extent our drugs fall within any of the aforementioned excluded categories, Medicare would not have the ability to negotiate our prices for those drugs. Manufacturers that fail to comply with program requirements may be subject to civil monetary penalties and excise taxes.

Also under the Inflation Reduction Act of 2022, if a manufacturer increases the prices generally for brand name prescription drugs and biologicals covered under Medicare Part B or certain drugs and biologicals covered under Medicare Part D, in each case at a higher rate than the applicable inflation rate for such products, then such manufacturer would be required to pay rebates to Medicare. If our products are used by Medicare beneficiaries, we could be required to pay rebates to Medicare or potentially face fines representing the difference between the actual and the inflated prices. And, beginning in 2025, this law modifies a manufacturer’s liability relating to Medicare’s spending above a beneficiary’s out-of-pocket cap. In a December 13, 2023 guidance document, CMS generally outlined its calculation methodologies and processes, including certain adjustments (such as in the event of drug shortages, with, for example, certain greater reductions provided for plasma-derived products), and advised that it will begin to issue invoices to drug manufacturers for these rebates starting in 2025, including for years 2022, 2023 and 2024. Manufacturers’ failure to timely pay a rebate amount due may result in the imposition of civil monetary penalties. We are continuing to review and monitor these new Inflation Reduction Act programs under Medicare, which create uncertainty and may adversely affect our business.

Other Relevant Regulations.

The ACA imposes an annual fee on certain manufacturers and importers of branded prescription drugs and biologics in general if the entity has aggregated branded prescription drug and biologic sales of over $5.0 million to specified United States government health programs such as the Department of Veteran Affairs, or pursuant to coverage under such specified government health programs, such as Medicare Part B, Medicare Part D and Medicaid. The fee to each covered entity generally is calculated as an allocated portion of an aggregate amount of branded sales attributed to all covered entities, which aggregate amount is subject to change. From 2019 to the present date, the aggregate amount has been $2.8 billion. In addition, the Prescription Drug User Fee Act (“PDUFA”) sets forth user fees that pharmaceutical and biological companies pay to the FDA for certain applications for approvals of drugs and biologicals, licensing of certain biological products, and certain prescription drug program fees assessed annually for eligible products. The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures. The PDUFA is subject to reauthorization by Congress every five years and, in September 2022, the FDA User Fee Reauthorization Act of 2022 was signed into law, reauthorizing the PDUFA for fiscal years 2023 through 2027.

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

Furthermore, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. Existing and future legislation could limit payments for our existing products or for drug candidates that we are developing, including possibly permitting the federal government to negotiate prices directly with manufacturers. This increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. For a discussion of certain risks related to reimbursement and pricing, see Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Healthcare Industry—United States Healthcare Reform may adversely affect our business.”

European Union Pharmaceutical Pricing and Reimbursement

Our operations in the E.U. are subject to regulations that affect the pricing and market access of our products. The governments of E.U. Member States are able to regulate the price of pharmaceutical products through cost controlling measures applied to national healthcare systems. As such, governments in the E.U. Member States have been introducing healthcare reforms to limit increases in costs, particularly with respect to prescription drugs. Some E.U. Member States have also passed legislation and health policies to impose mandatory rebates for pharmaceutical products and financial claw-backs to the pharmaceutical industry. Through health technology assessment organizations that use formal economic and clinical metrics such as cost-effectiveness, budget impact models and clinical benefits versus existing marketed (or in development) drug products being used as comparators, to determine prices, funding and reimbursement of new therapies, E.U. Member States are also seeking to limit healthcare costs. We expect that E.U. Member States will continue to pursue actions to reduce healthcare expenditures.

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

Item 4.A.UNRESOLVED STAFF COMMENTS

None.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

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

We have prepared our audited consolidated financial statements as of December 31, 2023 and 2022, and for the three years ended December 31, 2023 in accordance with IFRS, as issued by the IASB. The financial information and related discussion and analysis contained in this item are presented in euros except as otherwise specified. Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2023 and 2022, and for the three years ended December 31, 2023.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.	Operating Results

Subsequent Events

Short Seller Reports

On January 9, February 20 and March 6, 2024, a short seller firm issued reports questioning our accounting practices, corporate disclosures and commitment to transparency in an apparent attempt to drive down the market price of our shares. These reports contained numerous false and misleading statements. Nevertheless, the price of our Class A and Class B shares declined significantly and has continued to trade at dramatically lower prices than before the reports. The market for our shares has been highly volatile since the publication of the reports. On January 8, 2024, the prices our Class A and Class B shares closed at €14.24 and €10.11, respectively. On March 7, 2024, the day following the publication of the third report by the short seller, the prices our Class A and Class B shares closed at €6.93 and €4.93, respectively.

Furthermore, following the publication of the reports, the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”) opened an investigation in respect of the allegations made by the short seller firm and approached us with a number of inquiries, to which we have responded in a timely manner. On March 21, 2024, the CNMV issued its conclusions regarding its investigation, which confirmed that our financial statements and our indebtedness did not require a restatement. See “—CNMV Investigation’s Conclusions.” We have also been voluntarily providing information to and responding to questions posed by the SEC on an informal basis to provide clarifications. Our interactions with the SEC regarding the reports mentioned above are still ongoing. Up to the date of this annual report, the SEC has made two information requests to which we have timely responded.

We have been working to restore the confidence of markets, shareholders and other stakeholders by undertaking a number of actions, including:

●	Providing full cooperation and collaboration with the investigation launched by the Spanish National Securities Market Commission CNMV and the information requests from the SEC;
●	Promptly communicating with all our stakeholders, sharing our clear response to the published reports by means of live conference calls and multiple official communications on our website, on the CNMV portal and on EDGAR. All press releases are publicly available on Grifols’ website (https://www.grifols.com/en/other-relevant-information); and
●	We established a working group comprising the members of our Audit Committee, senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications.

In addition, on January 26, 2024 we filed a complaint in the United States District Court for the Southern District of New York against the parties responsible for the false and misleading statements in the published reports to recover the financial and reputational damages caused to us and our stakeholders as a result of such statements.

CNMV’s Investigation Conclusions

As a result of the publication of certain reports by a short seller that included numerous false and misleading statements, more fully described in “—Short Seller Reports” above, the CNMV opened an investigation in respect of the allegations made by the short seller firm and approached us with a number of inquiries, to which we responded in a timely manner.

On March 21, 2024, the CNMV issued its conclusions regarding its investigation. Most importantly, the CNMV concluded that it did not identify any need to have Grifols restate its financial statements and that all analyzed related party transactions have been carried out on an arm’s length basis. The CNMV also concluded that it had found no evidence that the financial indebtedness of Grifols as reflected in its financial statements does not comport with the facts. These conclusions constitute a rejection of the claims made by the short seller firm on these points.

Specifically, the CNMV found reasonable and consistent with IFRS, Grifols’ accounting treatment of the following:

●	the consolidation of Haema AG and BPC Plasma Inc. in Grifols’ financial statements;
●	the acquisition in 2021 of 25 plasma collection centers from BPL Plasma, Inc., which Grifols accounted for as a business acquisition;
●	the consolidation of GDS as a controlled company as a result of the 2019 agreement with Shanghai RAAS; and
●	the consolidation of Haema Plasma Kft as a controlled company since 2022.

The CNMV did consider that the transaction with ImmunoTek (see Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials” and note 10 to the audited consolidated financial statements included in this annual report on page F-67) should have been accounted for as a joint arrangement pursuant to IFRS 11 instead of a financial investment. In addition, the CNMV identified the following areas for improvement in our periodic disclosures: (i) the level of detail of certain explanatory notes in our financial statements, (ii) the breakdown and level of detail of related party transactions, and (iii) the presentation of non-accounting financial performance indicators, in particular EBITDA and the debt/EBITDA ratio. At the request of the CNMV, on April 4, 2024, we published a note to the market providing additional information and explanations about these areas of improvement and other financial disclosures. Such note was furnished to the SEC as a current report on Form 6-K.

Changes in Board of Directors and Senior Management

In February 2024, the Board of Directors appointed Mr. José Ignacio (Nacho) Abia Buenache as a director, effective immediately, and the new Chief Executive Officer effective as of April 1, 2024. The Board appointed Nacho Abia as a director through co-option, which is a procedure available under Spanish corporate law under which when there is a vacancy in the board of directors, the board itself may temporarily appoint a director to fill the vacancy until the next general shareholders’ meeting. As such, Mr. Abia’s appointment as director is subject to ratification at our next general shareholders’ meeting.

Mr. Abia becoming our Chief Executive Officer, as well as the decision by Mr. Raimon Grifols Roura and Mr. Victor Grifols Deu to, following a transition period ending on May 31, 2024, step down from their current respective roles of Chief Corporate Officer and Chief Operating Officer, are part of a succession roadmap that the two resigning Grifols executives, along with the Board, set in motion back in 2022. See Item 6 of this Part I, “Directors, Senior Management and Employees—A. Directors and Senior Management.”

Acquisition of Collection Plasma Collection Centers From ImmunoTek

On April 2, 2024, through our subsidiary Grifols Bio North America, LLC, we acquired seven plasma collection centers located in the United States from ImmunoTek for $135.5 million. This transaction was carried out pursuant to the joint venture agreement entered into with ImmunotTek in 2021. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials” and Notes 10 and 32 to our audited consolidated financial statements included in this annual report on pages F-62 and F-126, respectively.

SRAAS Disposition

Pursuant to our Strategic Alliance and Share Purchase Agreement to sell our 20% equity stake in Shanghai RAAS to Haier, on February 29, 2024 the period contractually established by the parties in relation to the completion of Haier’s confirmatory due diligence has been satisfactorily concluded. Accordingly, the closing of the transaction is subject to obtaining pending ordinary regulatory approvals. In certain countries the corresponding ordinary regulatory approvals have already been received and we expect the transaction to close during the first half of 2024. See “—Factors Affecting our Financial Condition and Results of Operations—Recent Dispositions—Shanghai RAAS” and Note 12 to our audited consolidated financial statements included in this annual report on page F-70.

Issuance of New Senior Secured Notes by Means of a Private Placement

As of the date of this report we are actively pursuing the raising of new senior secured notes, the proceeds of which (if successful) will be used to refinance the 2017 Notes. If the transaction is successfully completed, we will promptly make further announcements to update the market.

Factors Affecting Our Financial Condition and Results of Operations

Consequences of COVID-19

Due to the COVID-19 pandemic, from March 2020 to December 2022, we experienced several impacts on our operational and financial performance. A lower level of plasma collection due to lockdowns and restricted movement, specifically the U.S. border closure with Mexico, quarantines and fear of disease, as well as the economic stimulus programs provided by the U.S. government, caused our facilities to operate with reduced capacity utilization and our plasma collection centers to offer higher donor compensation. This decrease in plasma collection levels resulted in a corresponding decline in processed volumes at our facilities, negatively affecting manufacturing cost absorption. Additionally, mainly as a result of higher compensation paid to donors, our cost per liter increased by 15% in 2020 as compared to 2019, and by 4% in 2021 as compared to 2020.

Our collection levels started to recover in the nine-month period ended December 31, 2021, and continued to improve in 2022, increasing by 25.0% in comparison to 2021 and surpassing 2019 levels. In 2023, our plasma supply increased by 10.0% in comparison to the volumes collected in 2022. This gradual recovery in plasma supply and cost per liter was largely due to our plasma collection expansion plan executed in 2021, including the acquisition of centers from BPL Plasma Inc and Kedplasma, LLC, and the easing of COVID-19 constraints, which allowed plasma donations to resume at the U.S.-Mexico border starting in September 2022. Likewise, our average cost per liter of plasma collected in 2023 declined by 15.2% in comparison to the average cost per liter in 2022.

For more details on the factors which contributed to the reduction in our cost per liter of plasma, see Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials. See also “—Operational Improvement Plan” and Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Company and Our Business—The COVID-19 global pandemic had, and could in the future cause, a material, adverse impact on us.”

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

As of December 31, 2023, we operated over 390 plasma collection centers located across the United States, Europe, across Germany, Austria and Hungary; Canada and Egypt. We have expanded our plasma collection network through a combination of organic growth, by opening new plasma collection centers, and acquisitions. In 2022, we acquired Biotest AG and with it, 28 new plasma collection centers. In 2021, we acquired 25 plasma collection centers from BPL Plasma Inc, seven U.S. plasma donation centers and one Canadian plasma center from Kedplasma, LLC, and entered into a joint venture agreement with ImmunoTek to develop 28 plasma collection centers in the United States. In 2020 and 2019, we acquired 37 plasma collection centers and ten blood donation centers as part of transactions involving Grifols Bio Supplies Inc (which succeeded the Interstate Bloodbank Group) and GC Pharma.

In addition, we are focused on optimizing our plasma collection center network by closing or consolidating underperforming centers, having closed 18 underperforming centers in 2022 and having closed or consolidated seven centers in 2023.

Recent Acquisitions

Saskatoon plasma center

On July 7, 2023, through our wholly-owned subsidiary Grifols Canada Plasma, Inc. (formerly known as Prometic Plasma Resources, Inc.), we acquired a plasma donation center in Saskatoon (Canada) from Canadian Plasma Resources Corporation for approximately €8.0 million. See Note 3(a) to our financial statements included to this annual report.

Biotest (U.K.), Ltd.

On June 1, 2023, our subsidiary Grifols U.K., Ltd., a company that focuses on the distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives, acquired from another of our subsidiaries, Biotest AG, all shares of Biotest (U.K.) Ltd. for a total amount of €20.1 million. Effective as of November 1, 2023, Biotest (U.K., Ltd.) transferred its net assets to Grifols U.K., Ltd., resulting in an amalgamation. This transaction was meant to simplify our internal structure.

Access Biologicals, Inc.

On June 15, 2022, through our subsidiary Chiquito Acquisition Corp., we acquired 51% of the voting shares of Access Biologicals LLC, a company based in San Diego, California, for $142 million. We had acquired 49% of the voting shares of such company in January 2017 for $51 million. Access Biologicals LLC’ core business was the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provided support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development. Effective as of April 1, 2023, Chiquito Acquisition Corp. and Access Biologicals LLC, as well as its subsidiaries Access Plasma, LLC and Access Cell Culture, LLC, merged with and into our subsidiary Grifols Bio Supplies Inc, which was the surviving entity of the merger.

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

In order to fund this acquisition, on October 5, 2021, our wholly-owned subsidiary Grifols Escrow Issuer, S.A.U. (the “Escrow Issuer”) issued €1,400.0 million senior notes that will mature on October 15, 2028 and bear interest at 3.875% per annum and $705.0 million senior notes that will mature on October 15, 2028 and bear interest at 4.750% per annum. Following the successful fulfilment of all applicable conditions precedent therefor, on June 27, 2023, but for accounting purposes effective as of January 1, 2023, the Escrow Issuer was merged with and into the Company, with the Company as the surviving entity and assuming all the obligations of the Escrow Issuer under the notes. See “—B. Liquidity and Capital Resources—Sources of Credit—The 2021 Notes.”

Biotest AG is a global company that specializes in innovative hematology and clinical immunology solutions. Headquartered in Dreieich (Germany), it develops, produces and markets biological medicinal products with applications in hematology, clinical immunology and intensive care. Biotest AG’s current portfolio includes 12 different products with a global commercial footprint in more than 90 countries, employing approximately 2,600 people around the world.

Acquisition of plasma donation centers from Kedplasma, LLC

On March 31, 2021, through our subsidiary Biomat USA, we acquired seven U.S.-based plasma donation centers from Kedplasma, LLC for a total purchase price of $55.2 million. The seven centers acquired are authorized by the FDA and European health authorities and collect approximately 240,000 liters of plasma per year.

GigaGen Acquisition

On March 8, 2021, through our subsidiary GIANT, we acquired 56% of shares of GigaGen Inc. (“GigaGen”), a pre-clinical biotherapeutics company, for $90.5 million. We had acquired 44% of GigaGen’s shares in July 2017 for $35 million. As part of this acquisition, in 2017 we entered into a research and collaboration agreement with GigaGen whereby carried out research activities to develop recombinant plyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases. Prior to the March 2021 acquisition, our stake in GigaGen was recorded using the equity method and, therefore, the difference between the fair value of the previous investment and the book value, estimated in $42 million, has been recognized as income. See Notes 3(a) and 10 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding this transaction.

Acquisition of plasma donation centers from BPL Plasma, Inc.

On February 28, 2021, through our subsidiary Biomat USA, we acquired 25 U.S.-based plasma donation centers from BPL Plasma Inc for $385 million (such purchase price included the assumption by Biomat USA of $12 million in liabilities and $2.5 million in certain other transaction expenses). These plasma centers generate, in the aggregate, approximately 1 million liters of plasma per year. See Note 10 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding this transaction.

Haema Plasma Kft.

On October 13, 2020, Scranton Plasma B.V., a subsidiary of one of our major shareholders Scranton Enterprises B.V., acquired 100% of the shares of Haema Plasma Kft. On February 1, 2021, we entered into a call option agreement with Scranton Plasma B.V. whereby we have the right to acquire the shares of Haema Plasma kft, exercisable until February 1, 2026. The price to exercise the call option is the amount equivalent to 13 times the EBITDA of Haema Plasma Kft, minus its net debt. Pursuant to IFRS 10, we fully consolidate Haema Plasma Kft as a Grifols subsidiary in our financial statements, as we retain control over such entity by means of the call option, potential voting rights, plasma supply agreement and management rights. Under the plasma supply agreement entered into with Haema Plasma Kft, we are entitled to acquire the vast majority of the plasma collected from the company’s seven plasma collection centers in Hungary. See Note 3(d) to our audited consolidated financial statements included in this annual report. See also Item 7 of this Part I, “Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Recent Dispositions

Shanghai RAAS

On December 29, 2023 we entered into a Strategic Alliance and Share Purchase Agreement with Haier for the sale of a 20% equity stake in Chinese company Shanghai RAAS in exchange for approximately $1.8 billion, while retaining a stake in Shanghai RAAS of 6.58%.

As part of the agreement with Haier, (1) we will retain a director on the board of directors of Shanghai RAAS; (2) we and Haier shall not transfer any of our respective shares in Shanghai RAAS for a period of three years following the closing of the transaction; and (3) we commit to (a) cause our subsidiary GDS, in which Shanghai RAAS owns 45% of the economic rights and 40% of the voting rights, to achieve an aggregate EBITDA of $850 million for the period from 2024 to 2028, provided that any deficit in such EBITDA performance would oblige us to indemnify Shanghai RAAS in an amount equivalent to a percentage of said deficit proportionate to the percentage of GDS’ capital stock held by Shanghai RAAS on such date, (b) cause GDS to distribute 50% of its distributable profit to its shareholders in the period between 2024 and 2028, and (c) assign the voting rights relating to our remaining 6.58% of Shanghai RAAS shares to Haier for a period of ten years from the payment of the purchase price by Haier. Based on the historical performance of GDS, we believe that GDS will achieve the EBITDA requirement and no indemnification will become due.

As part of the Strategic Alliance and Share Purchase Agreement, we will extend the term of our existing exclusive albumin distribution agreement with Shanghai RAAS through 2034, with the possibility for an additional ten-year extension, and guarantee minimum supply volumes thereunder through 2028. Upon successful closing of this transaction, which is anticipated to occur prior to the end of the second quarter of 2024, we will maintain and extend our presence in China, with our sights set on further developing the Chinese plasma industry and exploring new opportunities and synergies in the diagnostic sector, while using the proceeds of the sale to significantly reduce debt. The transaction is subject to customary regulatory approvals. See Notes 10, 12 and 29 to our audited consolidated financial statements included in this annual report on pages F-62, F-70 and F-104. See also “—Subsequent Events—Shanghai RAAS disposition.”

The Biomat Transactions

On December 1, 2021, we sold preferred shares representing 12.9% of Biomat Newco and 12.5% of Biomat USA, our U.S.-based plasma collection subsidiaries that are part of the Biomat Group, to the GIC Investor, an affiliate of GIC Private Limited, which is a sovereign wealth fund established by the Government of Singapore. The purchase price received was $990 million. We used the net proceeds from the Biomat Transactions to (i) prepay $600 million of principal amount of the Revolving Loans under the First Lien Credit Facilities, (ii) prepay $142,360,501.31 of the principal amount of the Dollar Tranche B Term Loans, (iii) prepay $88,003,617.48 of the Euro Tranche B Term Loans and (iv) repurchase €97,535,000 of the 2019 Notes under an asset sale offer. See “—B. Liquidity and Capital Resources—Sources of Credit.”

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

As of December 31, 2023, the GIC Investor had exercised its right to redeem one class B common share of Biomat Newco, at the redemption price of $52,105,263.16, with such redemption being performed on June 30, 2023.

Subject to certain minority shareholder remedies in the charters of Biomat USA and Biomat Newco, we continue to oversee all aspects of the Biomat Group’s management and operations. All plasma collected by the Biomat Group will continue to be supplied to us for the production of plasma-derived medicines, through a long-term plasma supply agreement.

MedKeeper

In July 2022, our subsidiary Grifols Shared Services North America Inc. sold substantially all of the assets of the U.S. technology firm Geotech, LLC, doing business as Medkeeper (“MedKeeper”) to affiliates of the U.S. company Becton, Dickinson and Company for a total adjusted purchase price of $91.6 million. As a consequence of this divestment, we recognized an income of €23.1 million in our statement of profit and loss. We had acquired 51% of the equity interests of MedKeeper for $98 million in January 2018, and the remaining 49% in November 2020 for $60.2 million.

Operational Improvement Plan

In 2023, we implemented an operational improvement plan designed to reinforce our competitiveness and build a more streamlined, efficient and cost-effective global organization (the “Operational Improvement Plan”). The plan focused on three major areas: optimizing plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization.

The first part of the plan, optimization of plasma costs and operations, improved our plasma procurement operations and enabled us to maintain desired plasma volumes while reducing the cost per liter of plasma through the following set of measures:

●	closure or consolidation of 18 underperforming plasma collection centers in 2022 and seven in 2023;
●	reduction in compensation paid to plasma donors;
●	enhanced productivity from our workforce, measured in plasma collection per full time employee; and
●	installation of new and more efficient plasmapheresis equipment, which increases yield.

The second part of the plan, streamlining corporate functions, caused a reduction in staff in 2023 of approximately 8.0% of our workforce (or approximately 2,000 employees), mainly in plasma operations in the United States, by means of initiatives such as:

●	centralizing and automating functions;
●	more fully sharing services across business units;
●	consolidating vendors;
●	streamlining reporting structures;
●	a labor force reduction plan (ERE) in Spain, which affected 51 employees; and
●	eliminating duplicative functions and positions.

The third part of the plan, enhancing other efficiencies across the organization, enabled us to reduce operational costs related to, among other things, global procurement, logistics, and facilities. Such reductions in operational costs required initiatives such as:

●	real estate rationalization affecting certain offices, but not industrial facilities; and
●	establishing global organizations around commercial, industrial and supply chain functions.

The Operational Improvement Plan increases our operating cash flow and improves our financial performance, which we believe would result in over €450 million in annualized cost savings in comparison to our overall cost base in 2022. Given the approximately nine-month inventory accounting lag applied in the plasma industry, a portion of these savings will be reflected in our income statement for the fiscal year ending on December 31, 2024. The Operational Improvement Plan resulted in a 32.0% rise in plasma collections per full-time employee, signaling improved labor productivity, and a 5.0% reduction in the manufacturing costs of our products in 2023, in each case as compared to 2022.

This is the first time we implemented such a plan. In accordance with IFRS accounting rules, the effects mentioned above are of a non-recurring nature as they relate to one-off, extraordinary measures. In 2022, we incurred costs of €36.1 million, mainly related to the closure of 18 plasma collection centers with the aim of optimizing our plasma center network. In 2023, we recorded a €159.3 million reorganization impact related to the Operational Improvement Plan. This charge relates mainly to severance payments, advisory fees, and other reorganization activities.

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

Year ended December 31, 2023, as compared to the year ended December 31, 2022:

	Year Ended December 31,		Change
Consolidated Statement of Profit and Loss	2023	2022	€	%

	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	6,591,977	6,063,967	528,010	8.7%
Cost of sales	(4,097,406)	(3,832,437)	(264,969)	6.9%
Gross margin	2,494,571	2,231,530	263,041	11.8%
Research and development	(395,282)	(361,140)	(34,142)	9.5%
Selling, general and administration expenses	(1,366,673)	(1,190,423)	(176,250)	14.8%
Operating expenses	(1,761,955)	(1,551,563)	(210,392)	13.6%
Other Income	3,042	22,235	(19,193)	(86.3)%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	63,740	103,478	(39,738)	(38.4)%
Operating result	799,398	805,680	(6,282)	(0.8)%
Finance income	62,326	33,859	28,467	84.1%
Finance costs	(596,864)	(478,323)	(118,541)	24.8%
Sales of assets at amortized costs	(24,993)	(18,201)	(6,792)	37.3%
Change in fair value of financial instruments	1,459	11,999	(10,540)	(87.8)%
Exchange differences	(16,386)	7,725	(24,111)	(312.1)%
Finance result	(574,458)	(442,941)	(131,517)	29.7%
Profit/(loss) of equity accounted investees	(922)	(1,482)	560	(37.8)%
Profit before income tax from continuing operations	224,018	361,257	(137,239)	(38.0)%
Income tax expense	(43,349)	(90,111)	46,762	(51.9)%
Profit after income tax from continuing operations	180,669	271,146	(90,477)	(33.4)%
Consolidated profit for the year	180,669	271,146	(90,477)	(33.4)%

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue, which is mainly generated by the sale of goods. See Note 24 to our audited consolidated financial statements included in this annual report on Form 20-F.

Our business units reported a record performance in 2023 in terms of total consolidated net revenue. Our net revenue increased by 8.7% (10.9% at constant currency), or €528.0 million, in 2023, reaching €6.6 billion compared to €6.1 billion in 2022. Positive market dynamics, including strong demand for our key proteins, in conjunction with the recovery of our plasma collection volumes were critical to these results, with the increase in total net revenue being largely due to the performance of our Biopharma business unit, as explained below.

The following table reflects a summary of net revenue by each of our business units for 2023, as compared to 2022:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by business unit	2023	net revenue	2022	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
Biopharma	5,558,301	84.3%	5,005,382	82.5%	11.1%	13.3%
Diagnostic	670,269	10.2%	671,292	11.1%	(0.2)%	2.3%
Bio Supplies	159,957	2.4%	146,076	2.4%	9.5%	11.3%
Others	203,450	3.1%	250,165	4.0%	(18.7)%	(17.8)%
Intersegments	—	—	(8,948)	(0.1)%	(100.0)%	(100.0)%
Total	6,591,977	100.0%	6,063,967	100.0%	8.7%	10.9%
(1)	Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

Biopharma. Net revenue for the Biopharma business unit increased by 11.1% (13.3% at constant currency) from €5.0 billion in 2022 to €5.6 billion in 2023. This increase was mainly due to solid performance of key proteins driven by higher plasma supply, robust underlying demand, strong results from sales outside the United States and Canada and a favorable pricing environment and product mix. In 2023, there was an increase in sales of immunoglobulins (one of our main proteins representing approximately 55% of the Biopharma business units’ revenue), the net revenue of which grew by 14.9% (17.2% at constant currency) fueled by strong demand for intravenous immunoglobulin (IVIG), the launch of the subcutaneous immunoglobulin (SCIG) Xembify® in several European countries and Australia, as well as its growth in key markets such as the United States, which caused a 40.0% increase in sales of such product.

In 2023, net revenue from our global albumin sales increased by 17.6% as compared to 2022, mainly as a result of a 40.0% growth in China fueled by higher demand and price increases. Net revenue from sales of Alpha-1 decreased by 2.1% in 2023 as compared to 2022. However, a gradual recovery of alpha-1 sales in European countries led to a growth of 2.4% in the fourth quarter of 2023 on a year-on-year analysis in relation to the same period of 2022. Other commercial milestones factoring into the results of our Biopharma business unit included the commercial expansion of Tavlesse and Vistaseal.

Diagnostic. The Diagnostic business unit’s net revenue remained stable with a 0.1% decrease (a 2.3% increase at constant currency) from €671.3 million in 2022 to €670.2 million in 2023. The performance of this business unit was driven primarily by a notable growth of 6.3% (8.9% at constant currency) in net revenue derived from the sale of blood typing solutions in the main countries we sell to, including the United States, Argentina, Brazil, Spain and Saudi Arabia.

Net revenue from sales of our NAT blood and plasma screening solutions decreased by 2.6% (a 0.4% increase at constant currency). The result from sales of our NAT technology was negatively impacted by pricing concessions in the context of extending a significant contract with a key customer. This negative impact was partially offset by strong revenue from sales to the Asia-Pacific countries and progress in the U.S. tissue and organ testing markets. Successful tender wins in key regions in a partnership with the Australian Red Cross also contributed to offset the abovementioned negative impact.

Revenue from recombinant proteins increased by 1.2% (2.3% at constant currency), driven by demand in the main regions we sell to, especially the United States, and by a ten-year supply agreement with a key partner. Other important achievements fueling the growth of this business unit in 2023 were (1) the U.S. launch of AlphaID™ At Home, an innovative solution to detect alpha-1 deficiency, a genetic disease whose symptomology is similar to COPD and (2) the launch of our CD38 solution, the first soluble recombinant protein to facilitate pre-transfusion compatibility testing in patients with multiple myeloma.

Bio Supplies. Net revenue from Bio Supplies increased by 9.5% (11.3% at constant currency), from €146.1 million in 2022 to €160.0 million in 2023, mainly due to the continued integration of our subsidiary Access Biologicals (acquired in 2022), which expanded the product portfolio of this business unit, and by sales of hyperimmune plasma to third parties.

Others. Net revenue from Others decreased by 18.7% from €250.2 in 2022 to €203.5 million in 2023 (though at constant currency this represented a 4.0% increase). This decrease was due to the sale of certain companies and assets formerly part of our hospital division, a business unit that we shut down in 2022.

The following table reflects a summary of net revenue by each of our geographic regions for 2023 as compared to 2022:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Region	2023	net revenue	2022	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
European Union(2)	1,255,927	19.1%	1,032,210	17.0%	21.7%	21.7%
United States and Canada	3,898,961	59.1%	3,855,607	63.6%	1.1%	3.4%
Rest of the World	1,437,089	21.8%	1,176,150	19.4%	22.2%	25.9%
Total	6,591,977	100.0%	6,063,967	100.0%	8.7%	10.9%
(1)	Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”
(2)	Net revenue earned in the European Union includes net revenue earned in Spain.

Net revenue in the United States and Canada had a slight increase of 1.1% (3.4% at constant currency) from €3.85 billion in 2022 to €3.9 billion in 2023. This 1.1% increase represents a lower growth rate than that of the overall market for our products in the region, and is mainly due to our focus on increasing presence in other markets, combined with the loss of certain accounts in the United States in 2022 caused by temporary competitive pressures and plasma supply constraints due to the COVID-19 pandemic. With the improvement of our plasma supply and decrease in cost per liter of plasma collected, we believe we will recover such U.S. accounts in 2024. Meanwhile, net revenue in the European Union increased by 21.7% from €1.0 billion in 2022 to €1.3 billion in 2023, mainly due to a significant growth in Xembify sales and new commercial approvals that have enabled increased sales of different product mixes in the region. Net revenue in the Rest of the World increased by 22.2% (25.9% at constant currency) from €1.2 billion in 2022 to €1.4 billion in 2023, mainly due to favorable price increases globally.

Cost of sales

Cost of sales increased by 6.9% from €3.8 billion in 2022 to €4.1 billion in 2023. Cost of sales as a percentage of net revenue decreased to 62.2% in 2023 compared to 63.2% in 2022. This was mainly due to the reduction in the cost per liter of plasma collected and the reductions in our overall cost base enabled by the Operational Improvement Plan. See “—Factors Affecting our Financial Condition and Results of Operations—Operational Improvement Plan” and Item 4 of this Part I, “Information on the Company—Business Overview— Raw Materials.”

Gross Margin

The increase in gross margin from 36.8% of net revenue in 2022 to 37.8% in 2023 was mainly due to strong revenue growth and lower cost per liter of plasma as a result of (1) the easing of COVID-19 constraints, which allowed plasma donations to resume at the U.S.-Mexico border starting in September 2022, in turn resulting in an increase in donors and a 10.0% increase in our plasma supply in 2023, and (2) the cost-saving initiatives under the Operational Improvement Plan. See “—Operational Improvement Plan” and Item 4 of this Part I, “Information on the Company—Business Overview—Raw Materials.” Our 2023 income statement has started to reflect the benefits from the drop in cost per liter following its all-time high in July 2022, taking into account the approximate nine-month lag in inventory accounting in the plasma industry. The reduction in cost per liter led to a higher gross margin in the second half of 2023.

Research and development

Research and development spending increased by 9.5%, from to €361.1 million in 2022 to €395.3 million in 2023. These results underscore the integration of Biotest AG’s projects into our portfolio, as well as our ongoing efforts to integrate and develop cutting-edge projects such as those of Alkahest and GigaGen. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 14.8% from €1.2 billion in 2022 to €1.4 billion in 2023. A significant part of such increases was driven by reorganization costs composed mainly of severance payments and fees paid to consultants and advisors associated with our Operational Improvement Plan. Additionally, we had some remaining cost increases in connection with the completion of the integration of Biotest AG and general inflationary pressures.

Finance result

Finance result in 2023 represented a loss of €574.5 million in 2023, compared to a loss of €442.9 million in 2022. The increase mainly results from the effect of the market increases in interest rates on our variable rate obligations under the Euro and Dollar Tranche B Term Loan under our First Lien Credit Facilities.

Income tax expense

In 2023, we had a profit before income tax of €224.0 million and income tax expense of €43.3 million, which represents a tax rate of 19.4%. Our effective tax rate decreased from 24.9% in 2022 primarily due to a change in the country mix of our taxable income.

Year ended December 31, 2022, as compared to the year ended December 31, 2021:

	Year Ended December 31,		Change
Consolidated Statement of Profit and Loss	2022	2021	€	%

	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	6,063,967	4,933,118	1,130,849	22.9%
Cost of sales	(3,832,437)	(2,970,522)	(861,915)	29.0%
Gross margin	2,231,530	1,962,596	268,934	13.7%
Research and development	(361,140)	(354,881)	(6,259)	1.8%
Selling, general and administration expenses	(1,190,423)	(1,061,508)	(128,915)	12.1%
Operating expenses	(1,551,563)	(1,416,389)	(135,174)	9.5%
Other Income	22,235	16,302	5,933	36.4%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	103,478	32,555	70,923	217.9%
Operating result	805,680	595,064	210,616	35.4%
Finance income	33,859	11,551	22,308	193.1%
Finance costs	(478,323)	(267,702)	210,621	(78.7)%
Sales of assets at amortized costs	(18,201)	(10,292)	(7,909)	76.8%
Change in fair value of financial instruments	11,999	246	11,753	4,777.6%
Exchange differences	7,725	(11,602)	19,327	166.6%
Finance result	(442,941)	(277,799)	(165,142)	59.4%
Profit/(loss) of equity accounted investees	(1,482)	33,188	(34,670)	(104.5)%
Profit before income tax from continuing operations	361,257	350,453	10,804	3.1%
Income tax expense	(90,111)	(85,126)	(4,985)	5.9%
Profit after income tax from continuing operations	271,146	265,327	5,819	2.2%
Consolidated profit for the year	271,146	265,327	5,819	2.2%

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

Biopharma. Net revenue for the Biopharma business unit increased by 31.2% (19.6% at constant currency) from €3.8 billion in 2021 to €5.0 billion in 2022. This increase was mainly due to increased plasma collections, robust underlying demand for key proteins and price increases. Favorable product mix was also a notable driver with subcutaneous immunoglobulin (SCIG) Xembify® sales increasing by 33.7%, supported by higher demand and favorable customer mix, as well as Albutein® FlexBag® gaining traction after its launch in November 2021.

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

Others. Net revenue from Others decreased by 6.1% (11.5% at constant currency) from €266.5 million in 2021 to €250.2 in 2022. This decrease is due to the sale of substantially all of the assets of MedKeeper in July 2022 and lower third-party plasma sales.

The following table reflects a summary of net revenue by each of our geographic regions for 2022 as compared to 2021:

	Year ended		Year ended
	December 31,	% of total net	December 31,	% of total
Summary of Net Revenue by Region	2022	revenue	2021	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
European Union(2)	1,032,210	17.0%	906,449	18.4%	13.9%	13.5%
United States and Canada	3,855,607	63.6%	3,154,549	63.9%	22.2%	8.5%
Rest of the World	1,176,150	19.4%	872,120	17.7%	34.9%	25.6%
Total	6,063,967	100.0%	4,933,118	100.0%	22.9%	12.4%
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

A drop in DCC by 20.0% in the fourth fiscal quarter of 2022 in comparison to its peak in July drove a reduction of 10.0% in the cost per liter of plasma over the same reference period. Other plasma operating costs, accounting approximately for the remaining 65.0% of the full plasma cost, also declined, albeit to a lesser extent, amid the current macroeconomic backdrop.

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

Inflation and Foreign Currency Fluctuations

We historically have not been affected materially by inflation in our core geographies. However, due to the current macroeconomic context, we are having some inflation pressures on labor costs and selling, general & administrative costs. See “—Operating Results—Overview” for additional details.

For detailed information on how foreign currency fluctuations affect our business, see “—B. Liquidity and Capital Resources.” See also Item 3 of this Part I, “Key Information—Risks Relating to the Company and Our Business—Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar” and Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Currency Risk.”

B.	Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to:

●	the operation of our business (see “—Operating Results,” “—Liquidity and Capital Resources—Net Cash from Operating Activities” and “—Working Capital” for a description and quantification of costs and expenses relating to our operations);
●	capital expenditures for existing and new operations (see “—Capital Expenditures” for a description and quantification of our capital expenditures, including capital expenditures on other intangible assets and rights of use additions, incurred in each of the years ended December 31, 2023, 2022 and 2021;
●	the purchase price of acquisitions (see “—Recent Developments” and “—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions” for a description of our most recent acquisitions); and
●	debt service requirements relating to our existing and future debt (see “—Sources of Credit” for a description and quantification of our principal indebtedness).

Historically, we have financed our liquidity and capital requirements through internally generated cash flows and debt financings. As of December 31, 2023, our cash and cash equivalents totaled €529.6 million. In addition, as of December 31, 2023, we had a liquidity position of €1,145 million, including €615.3 million in unused credit facilities available under our debt agreements that include €544.7 million available as Revolving Loans under our First Lien Credit Facilities.

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

We are committed to deleveraging in the medium term and maintaining elevated and adequate levels of liquidity through (i) internally generated cash flows, and (ii) a substantial decrease in dividend payments in the medium term. In furtherance of this commitment, we entered into an agreement to sell a 20% equity stake in Shanghai RAAS in exchange for approximately $1.8 billion, and expect to use the proceeds of this transaction to significantly reduce debt. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Dispositions—Shanghai RAAS.” We also do not envision any material acquisitions in the medium term.

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

Our principal existing contractual obligations as of December 31, 2023 are comprised of financial debt obligations, with principal and interest amortization for short- and long-term debt including, among other things, capitalized lease obligations and bilateral credit facilities bearing interest at market rate. In addition, on June 28, 2022 and on October 5, 2021, we entered into four cross-currency interest rate swaps of $705 million to hedge part of the Euro equivalent value of the 2021 Notes (see “—Sources of Credit” above and Note 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2023). We have contractual obligations involving future payments for licenses and royalties based generally on volume of sales.

Historical Cash Flows

The table below presents our net cash from operating, investing and financing activities for each of the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023	2022	2021

	(in thousands of euros)
Net cash from operating activities	208,283	(10,867)	596,975
Net cash (used in) investing activities	(397,636)	(1,978,823)	(854,149)
Net cash from/(used in) financing activities	186,045	(173,493)	2,297,679

Net Cash from Operating Activities

In the year ended December 31, 2023, our net cash from operating activities was €208.3 million, due largely to improved operational performance, a reduction in cost per liter of plasma collected and a reduced cost base throughout our business fueled by our Operational Improvement Plan. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan” and Item 4 of this Part I, “B. Business Overview—Raw Materials.” Working capital represented a loss of €369.6 million. The principal effects on working capital were as follows:

●	increase of €53.1 million in trade and other receivables. The average collection period remained stable at 36 days (36 days in 2022);
●	increase of €427.1 million in inventory levels primarily due to increased plasma supply, partially offset by a lower cost per liter of plasma. Inventory turnover was 308 days at December 31, 2023, compared with 296 days reported at December 31, 2022; and
●	increase of €103.3 million in trade and other payables. The average payment period increased from 53 days at December 31, 2022 to 59 days at December 31, 2023.

In the year ended December 31, 2022, our net cash from operating activities represented a loss of €10.9 million due largely to an increase in inventory levels resulting from a higher cost per liter of plasma collected and upsurge in plasma donations. This context also adversely affected our working capital, which represented a loss of €609.2 million. The principal effects on working capital were as follows:

●	increase of €80.2 million in trade and other receivables. The average collection period increased to 36 days (32 days in 2021);

●	increase of €600.2 million in inventory levels primarily due to a higher cost per liter of plasma collected and higher donation volumes. Inventory turnover was 296 days at December 31, 2022, compared with 278 days reported at December 31, 2021; and
●	increase of €80.2 million in trade and other payables. The average payment period decreased from 64 days at December 31, 2021 to 53 days at December 31, 2022.

In the year ended December 31, 2021, we generated net cash from operating activities of €597.0 million. The principal effects on working capital were as follows:

●	increase of €16.8 million in trade and other receivables. The average collection period increased to 32 days (27 days in 2020);
●	increase of €157.5 million in inventory levels primarily due to an increase in period-to-period plasma volume collections through strategic acquisitions during 2021 and to the increase in the cost of plasma. Inventory turnover was 278 days at December 31, 2021, compared with 237 days reported at December 31, 2020; and
●	increase of €40.4 million in trade payables. The average payment period increased from 62 days at December 31, 2020 to 64 days at December 31, 2021.

Net Cash from/(Used) in Investing Activities

Net cash used in investing activities amounted to €397.6 million in 2023, €1,978.8 million in 2022 and €854.1 million in 2021.

Investments made in 2023 focused primarily on capital expenditures, particularly on the Biopharma business unit’s new production facilities, including investments in plasma fractionation, immunoglobulin purification and albumin plants in Montreal (Canada), a new sterile albumin purification dosing and filling plant in Dublin, and various IT and digitalization-related projects. See”—Capital Expenditures.”

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

Net Cash from/(Used in) Financing Activities

Net cash from financing activities was €186.0 million in 2023, primarily due to a drawdown of €360.2 million from our Revolving Credit Facility (see Note 21(b) to our audited consolidated financial statements included in this annual report on Form 20-F), partially offset primarily by lease payments of €105.9 million (see Note 8(b) to our audited consolidated financial statements included in this annual report on Form 20-F), the redemption by the GIC Investor of one preferred share of Biomat Newco for €47.9 million and the repayment of €31.9 million of the EIB Term Loans.

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

Inventory Aging

Inventory aging average increased from 2022 to 2023, primarily as a result of the progressive impact of the improved cost per liter of plasma in a context of increased supply. Inventory aging increased to 308 days at December 31, 2023, compared to 296 days at December 31, 2022. Inventory aging increased from 2021 to 2022, primarily as a result of the higher cost per liter of plasma collected and higher plasma donation volumes. Inventory aging increased to 296 days at December 31, 2022, compared to 278 days at December 31, 2021.

See Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials” for additional details.

Trade Receivables

We routinely sell receivables with maturity dates no shorter than 30 days (“Eligible Receivables”) to financial institutions (factors) in varied contractual arrangements with or without recourse. In sales of Eligible Receivables without recourse, all material risks and benefits inherent to the ownership of the assigned receivables, including the right to unilaterally transfer the assigned receivables to unrelated third parties, are transferred to the factor. These sales are considered as factoring without recourse and therefore the consideration paid to us by factors for such assigned receivables is not accounted as debt in our balance sheet.

In the fiscal years ended December 31, 2023, 2022 and 2021, we sold without recourse €2,858.1 million, €3,174.3 million and €2,975.3 million, respectively, of receivables to third parties. We estimate the volume of invoices we sold without recourse to financial institutions which, based on their due date, would not have been collected at December 31, 2023, to be €391.9 million (€445.2 million and €317.1 million at December 31, 2022 and 2021, respectively).

We also sell Eligible Receivables to financial institutions while retaining the risks and benefits inherent to the ownership thereof. These sales are considered as factoring with recourse and the amount of such assigned receivables remains on our balance sheet, while the amount advanced to us by the factors is recognized on our balance sheet as short-term debt. At December 31, 2023, 2022 and 2021, we had €17.0 million, €16.5 million and €23.5 million, respectively, recorded in our balance sheet as short-term debt in respect of factoring transactions with recourse.

For the fiscal year ended December 31, 2023, the finance cost we recorded in our statement of profit and loss in respect of receivables sold totaled €25.0 million (€18.2 million and €10.3 million in the fiscal years ended December 31, 2022 and 2021, respectively). Our receivables had an aging average of 36, 36 and 32 days at December 31, 2023, 2022 and 2021, respectively. See notes 14 and 27 of our consolidated audited financial statements included in this annual report on pages F-72 and F-99 respectively.

Capital Expenditures, Other Intangible Assets and Rights of Use

In 2023, we advanced our capital investment plan to expand and improve the production facilities of our business units. In line with our Operational Improvement Plan, we optimized capital expenditure resource allocations considering the significant investments already made from 2018 to 2022. In 2023, our capital expenditures totaled €281.5 million (€291.7 million in 2022). The following table presents our capital expenditure, other intangible assets and rights of use additions in the years ended December 31, 2023, 2022 and 2021, by business unit.

	Year Ended December 31,
	2023	2022	2021(1)

	(in thousands of euros)
Biopharma	458,216	402,672	349,890
Diagnostic	29,107	49,890	19,991
Bio Supplies	9,066	98	13,836
Others	3,884	30,192	28,597
Unallocated	48,618	59,866	55,380
Total	548,891	542,718	467,694
(1)

As a consequence of the change in transactions and balances allocations by segments discussed in Item 4 of this Part I “A. Business Overview—Principal Activities—Other Activities and Operations (“Others”),” the comparative figures for the fiscal year 2021 have been adjusted accordingly.

January 2021 through December 2023

Facilities. The most important capital projects relating to the expansion and improvement of our manufacturing facilities during 2023, 2022 and 2021 were:

Parets site (Barcelona, Spain):

●	investments to increase purification capacity of fibrin sealant and topic thrombin of €3.7 million in 2022 and €1.9 million in 2021;
●	investments to increase Factor VIII manufacturing capacity of €0.1 million in 2022 and €1.0 million in 2021;
●	investments to increase the production of intravenous solutions bags of €0.5 million in 2023, €1.4 million in 2022 and €3.4 million in 2021;
●	investments to improve the manufacturing lines of the production of intravenous solutions in glass bottles in the Parets facility of €0.1 million in 2022 and €1.3 million in 2021; and
●	investments of €0.5 million in 2022 and €4.2 million in 2021, to build the extension of the existing Grifols International building and 2-8ºC chamber for 2,000 pallets.

Clayton site (North Carolina, United States):

●	investments for the construction of a new immunoglobulins’ purification and filling plant of €11.4 million in 2023, €20.7 million in 2022 and €23.3 million in 2021;
●	investments for the construction of a new 6-million-liter fractionation plant of €1.0 million in 2023, €32,176 in 2022 and €2.4 million in 2021,;

●	investments to expand packaging incubators of €0.1 million in 2022 and €2.0 million in 2021;
●	investments for the construction of a plasma logistic center of €1.7 million in 2021 to increase the overall plasma storage capacity; and
●	expansion of Grifols’ current waste water pretreatment plant in Clayton to meet Town of Clayton permit limits, with investments of €4.3 million in 2023, €12.4 million in 2022 and €11.1 million in 2021.

Los Angeles (California, United States):

●	investments to increase our albumin purification capacity and including a new presentation in ready-to-use flexible bags of €0.5 million in 2022 and €1.5 million in 2021; and
●	investments to increase Factor VIII manufacturing capacity of €0.3 million in 2021.

Dublin (Ireland):

●	investments to build a new headquarters, global operations and logistics center to serve as part of the new global operations center of the Biopharma business unit of €0.8 million in 2023, €2.0 million in 2022 and €0.8 million in 2021; and
●	investment in a new albumin purification and filling plant for bags of €20.5 million in 2023, €17.6 million in 2022 and €33.0 million in 2021.

Quebec (Canada):

●	investments of €44.8 million in 2023, €56.9 million in 2022 and €11.3 million in 2021 to remodel Canada facility for fractionation increase, Albumin manufacturing and Gamunex addition.

San Diego (California, United States):

●	investments of €0.2 million in 2023, €0.3 million in 2022, and €0.5 million in 2021 to expand manufacturing capacity for our NAT Diagnostic business, including quality control, research and development labs and an R&D pilot plant; and
●	investments of €4.7 million in 2023, €6.8 million in 2022 and €3.0 million in 2021 to build a new immunohematology manufacturing facility in building 10895.

Emeryville (California, United States):

●	investments of €0.1 million in 2023, €0.3 million in 2022 and €4.4 million in 2021, for the new protein manufacturing process and scale up labs based on mammalian cell cultures.

Other Investments. Other relevant capital projects relating to the expansion and improvement of our manufacturing facilities during 2023, 2022 and 2021 were:

●	investments in serialization to enhance manufacturing and packaging identification of €0.5 million in 2023, €1.3 million in 2022 and €1.2 million in 2021;
●	investments in new donor centers and donor center expansions in the United States of €4.6 million in 2023, €23.8 million in 2022 and €38.6 million in 2021;

●	investments of €0.4 million in 2023, €3.8 million in 2022 and €8.1 million in 2021 to expand our overall lab testing capacity;
●	investments for a new data center building in Los Angeles to support all IT services and to address current risks with the existing data center of €0.2 million in 2023, €0.9 million in 2022 and €1.7 million in 2021;
●	investments of €1.7 million in 2021 to increase our plastic manufacturing capacity and create vertical integration for the group with synergies between the Biopharma business unit and Healthcare Solutions line;
●	investments of €3.8 million in 2022 and €3.0 million in 2021 for the acquisition of a new property of 79,180 square meters adjacent to our Barcelona manufacturing facilities to expand our industrial and research capabilities, adding to our current workforce in the region by more than 3,500 employees;
●	investments to remodel our commercial offices worldwide of €1.9 million in 2021, including new offices in Beijing, Singapore, Chile, Marseille, Mexico, Tokyo, Czech Republic, Shanghai and a new warehouse in the U.K.;
●	investments to update manufacturing facilities to EMA regulation related to the manufacturing of sterile medicinal products of €2.3 million in 2023, €5.1 million in 2022 and €4.6 million in 2021; and
●	investments to increase our IVIG purification capacity of €1.0 million in 2023, €0.8 million in 2022 and €1.2 million in 2021.

January 2024 through December 2025

In 2023, we completed a €1.4 billion investment plan initiated in 2018 that involved, among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Biopharma business unit, as well as investments in the Diagnostic business unit and Healthcare Solutions business line. We are currently focusing our capital expenditures on the maintenance of our facilities while we formulate a large-scale strategy for 2024 and 2025.

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

The most important planned capital projects relating to the improvement of our manufacturing facilities are:

●	Montreal: continue upgrading facilities for plasma fractionation and purification;
●	Bilbao: construction of a new building for single molecule counting near Progenika;
●	Clayton: continue the investment to upgrade the waste treatment plant, investment in the initial Phase II of the purification and filling facility and expansion of the IV Fibrinogen capacity;
●	San Diego: rebuilding of a laboratory, offices and warehouse, and continue the expansion of the blood testing and immunohematology systems;
●	Dreieich: investments in several sectors to be made by Biotest AG, as well as in plasma collection centers; and
●	Egypt: construction of a new manufacturing plant (phase I Plasma Logistic Center), including a new plasma laboratory and a finished product and raw material warehouse.

Sources of Credit

European Investment Bank Term Loans

On October 28, 2015, GWWO entered into a loan agreement with the European Investment Bank for a term loan of €100 million under the European Fund for Strategic Investments (the “2015 EIB Term Loan”), which was amended on December 5, 2017, April 15, 2019, and on November 15, 2019. The financial terms of the loan agreement include a fixed interest rate of 2.40% for a tenor of ten years from October 28, 2015, and a repayment schedule with amortization in years three through ten. The proceeds of this loan are being used to support our research and development, primarily focusing on the search for new indications for plasmatic proteins, including the treatment of Alzheimer’s disease, vascular disease, cardiovascular surgery and arterial thrombosis, amongst others.

On December 5, 2017, Grifols obtained a new long-term loan with the European Investment Bank totaling €85 million (the “2017 EIB Term Loan”), which was amended on April 15, 2019 and on November 15, 2019. The financial terms of the loan include a fixed interest rate of 2.019% for a tenor of ten years and a two-year grace period before any payment of principal becomes due and payable. The proceeds of this loan are being used for research and development initiatives, notably the discovery and development of new products (plasma proteins), the finding of new therapeutic indications for existing plasma proteins and the improvement of manufacturing processes to increase yields, safety and efficiency.

On September 7, 2018, Grifols obtained a new long-term loan with the European Investment Bank totaling €85 million (the “2018 EIB Term Loan” and, together with the 2015 EIB Term Loan and the 2017 EIB Term Loan, the “EIB Term Loans”), which was amended on April 15, 2019 and on November 15, 2019. The financial terms of the loan agreement include a fixed interest rate of 2.145% for a tenor of 10 years and a two-year grace period before any payment of principal becomes due and payable. The proceeds of this loan are being used for research and development initiatives, notably the discovery of new therapeutic indications for plasma-derived protein therapies.

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

As of December 31, 2023, we had €116.9 million in aggregate principal amount outstanding of EIB Term Loans.

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

The interest rates on the Revolving Loans are either (a) the base rate (i.e., the greatest among (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the Term Secured Overnight Funding Rate (“Term SOFR”), with a one-month interest period, plus 1.00%) plus 1.50% or (b) Term SOFR (if denominated in dollars) or EURIBOR (if denominated in Euros) plus 2.50%. The interest rate on the Dollar Tranche B Term Loan is either (a) the base rate plus 1.00% or (b) Term SOFR plus 2.00%. The interest rate on the Euro Tranche B Term Loan is EURIBOR plus 2.25%.

Borrowings under the First Lien Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets. In addition, a portion of the borrowings under the First Lien Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein. Both the Term Loans and the Revolving Loans are guaranteed by Grifols (solely in respect of the obligations of Grifols Worldwide Operations USA and GWWO) and certain subsidiaries of Grifols that together with Grifols represented, as of December 31, 2022, in aggregate, at least 60% of the earnings before interest, tax, depreciation and amortization of Grifols and its subsidiaries (calculated in accordance with the formula set forth in the First Lien Credit Facilities, the “Guarantor Coverage Test”), and are secured by a perfected first priority security interest (subject to permitted liens, as described in the First Lien Credit Facilities) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of GWWO and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). As of the date of this annual report on Form 20-F, the First Lien Credit Facilities are guaranteed by our subsidiaries Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols International S.A., Grifols USA, LLC, and Grifols Biotest Holdings GmbH and the co-borrowers (and guarantors) GWWO and Grifols Worldwide Operations USA.

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

On April 21, 2022 and April 25, 2022, we entered into Counterpart Agreements in connection with the First Lien Credit Facilities to add, respectively, the Escrow Issuer (which has since been merged with and into the Company) and Biotest Holdings as guarantors thereunder. On September 28, 2022, we amended and restated the Counterpart Agreement entered into on April 25, 2022 by Biotest Holdings to amend and restate the provisions relating to the guaranty limitations for German guarantors to account for Biotest Holdings conversion from a stock corporation (Aktiengesellschaft) to a limited liability company (Gesellschaft mit beschränkter Haftung).

The First Lien Credit Facilities were amended on May 3, 2023, to provide for the replacement of LIBOR as a reference interest rate by SOFR.

As of December 31, 2023, we had €1,255.3 million and $2,307.9 million in aggregate principal amount outstanding of Term Loans, and no amounts outstanding under our Revolving Loans.

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

On August 6, 2021, we entered into an indenture supplement amending the indenture governing the 2017 Notes to (i) permit the consummation of the Biomat Transactions, and (ii) upon the consummation of the Biomat Transactions, release Biomat USA and Talecris from their guarantees provided under the indenture governing the 2017 Notes. The Biomat Transactions were consummated on December 1, 2021. On April 21 and April 25, 2022, we entered into indenture supplements amending the indenture governing the 2017 Notes to add, respectively, the Escrow Issuer (which has since merged with and into the Company) and Biotest Holdings as guarantors for the 2017 Notes. On July 21, 2023, we entered into an indenture supplement amending the indenture governing the 2017 Notes to acknowledge that the Escrow Issuer has been merged with and into the Company, thereby releasing the guarantee granted by the Escrow Issuer.

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

Grifols and the guarantors of the 2019 Notes may incur additional indebtedness if the fixed charge coverage ratio (as defined in the indenture governing the 2019 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the 2019 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis. In addition, Grifols and the guarantors of the 2019 Notes may incur additional secured indebtedness if the secured leverage ratio (as defined in the indenture governing the 2019 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the 2019 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would not exceed 4.50 to 1.00, determined on a pro forma basis.

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

On November 15, 2019 the 2019 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

On August 6, 2021, we entered into an indenture supplement amending the indenture governing the 2019 Notes to (i) permit the consummation of the Biomat Transactions, and (ii) upon the consummation of the Biomat Transactions, release Biomat USA and Talecris from their guarantees and collateral provided under the indenture governing the 2019 Notes. The Biomat Transactions were consummated on December 1, 2021, and, on January 11, 2022, we repurchased an aggregate principal amount of €97,535,000 (€67,144,000 of 1.625% Notes and €30,391,000 of 2.250% Notes) of the 2019 Notes under an asset sale offer to bondholders.

On April 21 and April 25, 2022, we entered into indenture supplements amending the indenture governing the 2019 Notes to add, respectively, the Escrow Issuer (which has since merged with and into the Company) and Biotest Holdings as guarantors for the 2019 Notes. On July 21, 2023, we entered into an indenture supplement amending the indenture governing the 2019 Notes to acknowledge that the Escrow Issuer has been merged with and into the Company, thereby releasing the guarantee granted by the Escrow Issuer.

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

Year	Percentage
2024 and thereafter	100.000%

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

Year	Percentage
2023 and thereafter	100.5625%
2024 and thereafter	100.000%

The 2021 Notes

On October 5, 2021, the Escrow Issuer, a newly formed wholly owned subsidiary of Grifols that did not hold or otherwise have any interest in any material assets, issued €1,400,000,000 senior notes that will mature on October 15, 2028 and bear interest at 3.875% per annum (the “Euro notes”) and $705,000,000 senior notes that will mature on October 15, 2028 and will bear interest at 4.750% per annum (the “Dollar notes” and together with the Euro notes, the “2021 Notes”). The 2021 Notes were issued to fund the acquisition of Biotest Holdings (and indirectly Biotest AG) and a voluntary tender offer for the shares in Biotest AG not owned by Biotest Holdings. See “—A. Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”

On the date of issuance of the 2021 Notes, the gross proceeds from the offering were deposited into segregated escrow accounts for the benefit of the holders of the 2021 Notes, to be released upon the fulfillment of the conditions precedent to the Biotest AG acquisition. Such conditions were fulfilled on April 21, 2022, and the funds were released to the Escrow Issuer Following the successful fulfilment of all conditions precedent therefor. Effective as of June 27, 2023, the Escrow Issuer was merged with and into the Company, the results of such merger being that the Company is the surviving entity, assuming (by operation of law) all assets and obligations of the Escrow Issuer, and the Escrow Issuer ceased to exist (the “Escrow Issuer Merger”).

Prior to the Escrow Issuer Merger, the 2021 Notes remained general unsecured obligations of the Escrow Issuer unconditionally guaranteed on a senior unsecured basis by the Company and each of our wholly-owned subsidiaries that that are guarantors and co-borrowers under the First Lien Credit Facilities. From and after the Escrow Issuer Merger, the 2021 Notes became general unsecured obligations of the Company and are unconditionally guaranteed on a senior unsecured basis by our wholly-owned subsidiaries that are guarantors and co-borrowers under the First Lien Credit Facilities.

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

On October 11, 2021 the 2021 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

On September 28, 2022, we entered into an indenture supplement amending the indenture governing the 2021 Notes to add Biotest Holdings as guarantor for the 2021 Notes. On July 21, 2023, we entered into an indenture supplement amending the indenture governing the 2021 Notes to acknowledge that the Escrow Issuer has been merged with and into the Company, and that the company became the issuer of the 2021 Notes, assuming all obligations previously held by the Escrow Issuer.

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

The Biomat Transactions

On December 1, 2021, we sold preferred shares representing 12.9% of Biomat Newco and 12.5% of Biomat USA, our U.S.-based plasma collection subsidiaries that are part of the Biomat Group, to the GIC Investor. Specifically, the GIC Investor acquired preferred shares. The purchase price received was $990 million.

As a result of the transaction, the GIC Investor received ten class B common shares of Biomat USA and nine class B common shares of Biomat Newco. While named common shares, such shares are non-voting and have annual preferential dividends of $4,168,421.05 per share of Biomat USA and Biomat Newco. These preferred shares also granted the GIC Investor with redemption rights of up to one share per year beginning in 2023 at $52,105,263.16 per share. This investment was originally recorded as equity, but was later restated as debt in our consolidated financial statements for the year ended December 31, 2021, prepared under pursuant to IFRS-EU and filed with the CNMV in Spain. The investment by the GIC Investor is recorded as debt in our financial statements, and the reclassification did not affect compliance with the covenants under our debt instruments.

Other Debt

Certain other credit facilities and lease obligations are in place with various lenders and consist of long-term and short-term indebtedness of both us and Grifols subsidiaries. As of December 31, 2023, we had €276.0 million of aggregate short-term credit under these facilities. The short-term credit facilities have maturity dates occurring in the next 12 months. See Note 21 to our consolidated audited financial statements included in this annual report on page F-90.

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

Approximately 19.1% of our sales were generated in the European Union in 2023, as compared to 17.0% in 2022 and 18.4% in 2021. We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2024.

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

Our product pipeline offers a strategic balance between risk and value and includes over 30 clinical trials across diverse phases. In 2023, our subsidiary Biotest AG achieved positive results in its phase 3 clinical trial for fibrinogen concentrate, marking a significant step in treating acquired fibrinogen deficiency. Other innovations reinforce our position in plasma-derived medicine, such as IG Yimmugo®, a newly developed immunoglobulin for the treatment of immunodeficiencies and autoimmune diseases, and Trimodulin, an antibody composition purified from human plasma in clinical development to treat severe community-acquired pneumonia (sCAP) and severe COVID-19.

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

Certain of our significant accounting policies require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting estimates during the periods presented. We periodically review our critical accounting estimates and estimates with the Audit Committee of our Board.

Critical accounting estimates include depreciation, subsequent recognition, impairment, goodwill and amortization, among others. See Notes 2, 4 and 6 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding our critical accounting estimates and Goodwill, respectively.

More information on recently issued accounting standards is included in Note 2 to our audited consolidated financial statements included in this annual report on Form 20-F.

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

From January 2023 until the date of this annual report, the following changes were made to our Board of Directors:

●	In February 2023, Mr. Steven F. Mayer resigned from his position of Executive Chairperson of the Board of the Directors and as a member of the Board of Directors due to personal reasons. Mr. Thomas Glanzmann was then unanimously appointed by our Board as the new Executive Chairperson, replacing Mr. Steven F. Mayer;
●	In February 2023, as a consequence of the above, Mr. Thomas Glanzmann resigned from his position as Vice-Chairperson of our Board and Mr. Raimon Grifols Roura was unanimously appointed by our Board as its new Vice-Chairperson, replacing Mr. Thomas Glanzmann;
●	In December 2023, Mr. Victor Grifols Roura resigned from our Board of Directors due to his retirement. His vacancy was filled by Mr. Albert Grifols Coma-Cros, who was unanimously appointed as a director by the Board through the co-option procedure. His appointment is subject to ratification at our next general shareholders’ meeting;
●	In February 2024, Mr. José Ignacio (Nacho) Abia Buenache was appointed as a member of our Board of Directors, filling the vacancy that had been created when Mr. Steven F. Mayer resigned. Mr. Abia was also appointed as a director by the Board through a co-option procedure, and therefore his appointment is subject to ratification at our next general shareholders’ meeting.

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
José Ignacio (Nacho) Abia Buenache	55	Director and Chief Executive Officer	Executive	Feb 2024	next GSM(2)
Thomas H. Glanzmann	65	Executive Chairperson	Executive	Apr 2006	Oct 2024
Raimon Grifols Roura	60	Director, Vice-Chairperson of the Board	Executive	May 2015	June 2027
Víctor Grifols Deu	47	Director	Executive	May 2016	Oct 2024
Tomás Dagá Gelabert	68	Director	Other External	Apr 2000	June 2027
Enriqueta Felip Font	60	Director	Independent	May 2019	June 2027
Montserrat Muñoz Abellana	56	Director	Independent	June 2022	June 2026
Susana González Rodríguez	48	Director	Independent	June 2022	June 2026
Carina Szpilka Lázaro	55	Director and Lead Independent Director(1)	Independent	May 2015	June 2027
James Costos	61	Director	Independent	Oct 2020	Oct 2024
Iñigo Sánchez-Asiaín Mardones	60	Director	Independent	May 2015	June 2027
Albert Grifols Coma-Cros	46	Director	Proprietary	Dec 2023	next GSM(2)
Nuria Martín Barnés	65	Secretary, non-member, of the Board of Directors	n/a	May 2015	n/a
Laura de la Cruz Galán	35	Vice-Secretary, non-member, of the Board of Directors	n/a	Dec 2023	n/a
(1)	The lead independent director is a figure introduced by Law 31/2014, adopted on December 3, 2014, that amended the Spanish Companies Act in matters of corporate governance, or Law 31/2014. It is mandatory to appoint a lead independent director when the office of Chairperson of the Board and that of chief executive officer is held by the same person. The lead independent director must, among other responsibilities, (i) be an independent director and be authorized to request the calling of a board meeting or the inclusion of new points on the agenda of a board meeting already convened, (ii) coordinate and gather the non-executive directors, (iii) direct, when applicable, the Chairperson’s periodic evaluation by the Board, (iv) maintain contacts with investors and shareholders in order to find out their points of view for the purpose of forming an opinion on their concerns, in particular, in relation to the corporate governance of the Company; and (v) coordinate the plan for succession of the Chairperson. The Board, in its meeting held on June 16, 2023, agreed to re-elect Carina Szpilka Lázaro as the Company’s Lead Independent Director.
(2)	The term expires on our next general shareholders’ meeting, expected to take place as legally required prior to June 30, 2024. Appointed to the Board by means of the co-option procedure under Spanish corporate law. See Item 5 of this Part I, “Operating Results—Subsequent Events—Changes in Board of Directors and Senior Management.”

Director Biographies

José Ignacio (Nacho) Abia Buenache

Mr. Jose Ignacio (Nacho) Abia Buenache has served as board member of Grifols, S.A. since February 2024, having assumed the office of Chief Executive Officer of the Company on April 1, 2024. Previously, he was President and Chief Executive Officer of Olympus Corporation of the Americas based in Pennsylvania. He also served as Executive Officer and COO and CSO at Olympus Corporation, a publicly traded company in the Tokyo stock exchange. Mr. Abia has over two decades of experience in the medical technology and life sciences industries, with half of that time spent in the United States and the other half in Europe, while also spending significant time in the Asia-Pacific region to develop businesses. Prior to joining Olympus, he held several positions in the information technologies and consumer electronics industries working for a variety of technology companies, including Sony and Techdata.

In the academic field, Nacho holds a Bachelor’s Degree in Telecommunications and Electronics Engineering from the Universitat Politécnica de Catalunya (UPC), a Master of Business Administration (MBA) degree from the business school (EAE) of Barcelona, and has completed the Senior Management Program (PADE) at IESE (University of Navarra). Mr. Abia also serves on the board of directors of AdvaMed (Advanced Medical Technology Association) in the United States, the U.S.-Spain Chamber of Commerce and is a also member of the board of trustees of the Lehigh Valley Health Network, a hospital system composed of 13 hospitals and multiple care centers in Pennsylvania. In the past, he was a member of the board of directors of Evident Corporation, a company in the field of life sciences and industrial solutions.

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

Raimon Grifols Roura

Mr. Raimon Grifols Roura is the non-executive Vice-Chairperson of the Board and our Chief Corporate Officer. He was Grifols’ joint and several Chief Executive Officer together with Mr. Víctor Grifols Deu from 2017 to 2023. He succeeded his brother, Mr. Víctor Grifols Roura in the position. He is a member of the administration bodies of several companies within the Grifols Group. From 2001 to 2015 he held the role of secretary, non-member, of the Board of Directors of Grifols, and in 2015 began serving as director and Vice Secretary of the Board of Directors. In May 2016, the Board accepted his resignation as Vice Secretary. Until his appointment as executive director in July 2016, Mr. Grifols Roura was a partner at the law firm Osborne Clarke in Spain. Mr. Grifols Roura earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Raimon Grifols Roura is a shareholder of Deria S.A. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Víctor Grifols Deu

Mr. Víctor Grifols Deu is a member of our Board and our Chief Operating Officer. He was Grifols’ joint and several Chief Executive Officer together with Mr. Raimon Grifols Roura from 2017 to 2023. He succeeded his father, Mr. Víctor Grifols Roura in the position. He also served as a member of the administration bodies of several companies within the Grifols Group and was appointed executive director in May 2016. He joined the Company in 2001 as an analyst in the Planning and Control Department of the Company. In 2008 he became the director of the Planning and Control Department and was also appointed a member of the Executive Committee. He has been part of the team that analyzed and was responsible for the integration of operations after the acquisition of Alpha Therapeutics, Talecris Biotherapeutics and Novartis’ Transfusion Diagnostic Unit. He graduated in Business Administration and Management from the Ramon Llull University — Sarrià Chemical Institute and holds a postgraduate degree in Business Administration and Management from Michael Smurfit Business School in Dublin.

Mr. Víctor Grifols Deu is a shareholder of Ralledor Holding Spain S.L. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Tomás Dagá Gelabert

Mr. Tomás Dagá Gelabert has served as director of Grifols since April 2000 and was also our Vice Secretary of the Board from May 2016 to December 2023. He is a partner and founder of the law firm Osborne Clarke in Spain. He was the managing partner of the law firm Osborne Clarke in Spain until June 30, 2017. Prior to joining Osborne Clarke, he worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona. His professional career has provided him with a wide range of accounting, financial and audit skills. He is currently a member of the administrative bodies of several companies within the Grifols Group, as well as a board member of Shanghai RAAS. Mr. Dagá earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Tomás Dagá Gelabert is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Enriqueta Felip Font

Dr. Enriqueta Felip Font has served as a director of Grifols since May 2019. She received her degree in Medicine and Surgery from the Autonomous University of Barcelona (UAB), where she also completed her studies for a PhD in Medical Oncology. She was an Associate Professor at the UAB from 2010 to May 2019. She is a Professor of Medicine at the Universitat de Vic (UVicc-UCC). Dr. Felip Font has an extensive professional career and accredited experience in the oncology sector, as well as knowledge in the scientific and research field. She is currently the Section Chief of the Medical Oncology Service at Vall d’Hebron University Hospital and the Principal Investigator of the Vall d’Hebron Institute of Oncology’s Thoracic Tumors and Head and Neck Cancer Group. Dr. Enriqueta Felip Font has made a significant contribution to cancer research, especially in the field of thoracic tumors, and has collaborated in the development of lung cancer approaches that define the current standard of care for the disease. Dr. Enriqueta Felip Font has been involved in several initiatives with scientific organizations, among them, as member of the Board of Directors of the International Association for the Study of Lung Cancer (IASLC, 2017-2021). She is currently the President of the Oncology Comission at Vall d’Hebron University Hospital and a member of the Scientific Committee of the Institut d’Investigació i Innovació Parc Taulí. Throughout her career, she has obtained several recognitions for her work in the oncology field. In 2015, she was awarded with the first Women for Oncology Award from the European Society of Medical Oncology (ESMO). In May 2022, she was awarded with the Prize “La Vanguardia de la Ciencia,” which awards cutting-edge scientific works aiming to give visibility to frontier scientific research in Spain.

Most recently, she featured on Clarivate Analytics’ annual Global Highly Cited Researchers List 2018, 2019, 2020, 2021, 2022 and 2023. Dr. Enriqueta Felip Font has authored more than 350 peer-reviewed articles. Her professional background has provided her with expertise and knowledge on scientific and innovation matters.

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

Ms. Muñoz Abellana is also an independent director and the Chairperson of the Audit and Compliance Committee at Uriach and independent director at Comexi and has served from 2015 to early 2022 as Board member in related National Industry Groups (Asociación Española de Nutrición Enteral and Federación Española de la Industria de Alimentación y Bebidas). Her professional background has provided her with expertise and knowledge on digital transformation matters, as well as accounting, financial and audit skills.

Susana González Rodríguez

Ms. González Rodríguez earned a degree in Business Administration from the Asturias Business School and an MBA from the San Francisco State University. She began her professional career in the electronics industry sector at TE Connectivity where she held different roles. She is currently a Senior Executive at Rockwell Automation where, since January 2019, she has served as President of the Europe, Middle East, and Africa regions. Likewise, she is a managing director at Rockwell Automation B.V. and is a member of the Global Business Women Leaders Council by The Conference Board and a member of the Spanish Board Directors (Instituto de Consejeros-Administradores). Her professional background has provided her with expertise and knowledge on strategy, sales and digital transformation matters.

Carina Szpilka Lázaro

Ms. Carina Szpilka Lázaro has served as a director of Grifols since May 2015 and is the Lead Independent director of Grifols’ Board since February 2022. She earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an Executive MBA from the Instituto de Empresa de Madrid. She began her professional career in the financial sector working at Banco Santander and Argentaria (now known as BBVA). In 1998 she was part of the team that founded ING Direct in Spain, where she held the position of CEO from 2010 to 2013, having previously held that position in ING Direct France from 2008 to 2010. She is currently an independent director at Abanca and Meliá Hotels International, as well as a partner at KFund Venture Capital. She has received numerous awards. Among others, in 2011 she was given the “Female Executive of the Year” award by the Spanish Federation of Female Directors, Executives, Professionals and Entrepreneurs (Federación Española de Mujeres Directivas - FEDEPE). For four years, she was also a member of the UNICEF Foundation. Her academic and professional background has provided her with financial, accounting and audit skills as well as in the field of digitalization.

James Costos

Mr. James Costos has served as a director of Grifols since October 2020. He is an American diplomat who holds a degree in Political Science from the University of Massachusetts. He has an extensive professional career and accredited experience in different sectors including international relations and the digital and communications sectors. From 2013 to 2017, he was the U.S. Ambassador to the Kingdom of Spain and to the Principality of Andorra. He is currently the President of Secuoya Studios in Madrid. He is a member of the Board of Directors of PJT Partners, a firm providing financial advisory services in investment banking, and Senior Managing Director in the Venture Technology Group at Dentons. He is member of various cultural and humanitarian organizations, among others the Hispanic Society of America, as well as he is a member of the board of the Human Rights Campaign. Likewise, he has been appointed as member of the J. William Fullbright Foreign Scholarship Board. His professional background has provided him with international expertise and knowledge on matters such as the development of diversity and equality policies.

Iñigo Sánchez-Asiaín Mardones

Mr. Iñigo Sánchez-Asiaín Mardones has been the Lead Independent director of the Board since May 2015 until 2022 and he has served as director of Grifols, S.A. since May 2015. He earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. In 2010 he founded Portobello Capital, where he remains a partner and a member of the Executive Committee and Investment Committee, leading the investments in companies such as Angulas Aguinaga, a company where he is Vice-Chairman and member of the Executive Committee, and Hotels & Resorts Blue Sea, S.L., where he is a member and Chairperson of the Board of Directors. He is also a member of the Executive Committee at the Harvard Club of Spain, which he has previously chaired. Previously, from 1993 to 2005, he was Deputy General Director at Banco Santander and from 2005-2010 was a partner and member of the board of directors of Ibersuizas Gestión SGECR, S.A, through which, together with his academic training, he has gained experience and knowledge on matters such as accounting, audit and risk management, both financial and non-financial.

Albert Grifols Coma-Cros

Mr. Albert Grifols Coma-Cros joined the Grifols Group in 2004 as an analyst in the Planning and Control Department. In 2007, he moved to the Finance Department as a financial analyst. In 2013, Mr. Grifols Coma-Cros held the position of Corporate Treasury Director and moved to Ireland to develop and implement the Grifols Group’s internal banking transactions. From 2018 to 2020, he was appointed Managing Director of Grifols in Ireland, ensuring the correct collusion between Irish culture and Grifols’ own values in the gradual growth of our subsidiary in the country. From 2021 to 2023, Mr. Grifols Coma-Cros served as Chief Scientific Innovation Officer, being responsible for consolidating all of the Grifols Group’s scientific knowledge previously dispersed under a single scientific organization. He holds a degree in Business Administration from the Universitat Autònoma de Barcelona and has completed several Management Development Programs at ESADE, Georgetown University or the Institut Estudis Financers (IEF).

Mr. Grifols Coma-Cros has also been a director of the board of directors of Fisa 14, S.A., a real estate company, since 2015, and president of Bansabadell 18, FP, a pension fund, since 2018.

Biography of the Secretary and Vice-Secretary, Non-Members, of the Board

Nuria Martín Barnés

Ms. Nuria Martín Barnés served as Vice-Secretary, non-member, of the Board of Directors from 2001 to 2015, and has served as Secretary, non-member, of the Board of Directors since 2015. Ms. Martín has been the managing Partner at Osborne Clarke Spain since July 1, 2017 until December 31, 2022. Prior to joining Osborne Clarke she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986. Ms. Martín is a trustee and Chairperson of the Probitas Fundación Privada foundation. She is secretary and member of the board of directors of Compañía General de Inversiones, SICAV, S.A., and Gesiuris CAT Patrimonis, as well as Secretary, non-member, of the Board of Gesiuris Asset Management, S.G.I.I.C., S.A. Ms. Martín earned her law degree from the University of Barcelona.

Laura de la Cruz Galán

Ms. Laura de la Cruz Galán has been the Vice-Secretary of our Board since December 2023 and Secretary, non-member, of our Audit Committee since April 2024. She is a Counsel of the Spanish law firm Osborne Clarke, where she has been since 2012. Ms. De la Cruz specializes in corporate governance with respect to listed companies, as well as international M&A transactions. She holds a Law Degree from ESADE Law School in Barcelona, where she graduated in 2011. In 2023, she was selected to join the 8th edition of the “Women’s Talent Pool Leadership Programme” organized by the European Network for Women in Leadership. Furthermore, she is a trustee and Secretary of the Board of Trustees of Fundació Víctor Grifols i Lucas.

Senior Management

We have continued to effect changes in our senior management aligned with our strategic plan of streamlining corporate functions, separating ownership from our senior management and enhancing other efficiencies across the organization. See Item 5 of this Part I “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.”

In February 2023, the Board of Directors appointed Mr. Thomas Glanzmann as Grifols, S.A.’ new Executive Chairperson, following the resignation of Mr. Steven F. Mayer for personal reasons. Thomas has been a member of our Board of Directors for more than 16 years and its non-Executive Vice-Chairperson since 2017, in addition to chairing Grifols’ Sustainability Committee since 2020. Most of Thomas’ career has been associated with the plasma industry, as he has held key roles in several prominent companies in the past, such as serving as president of Baxter Bioscience, CEO of Immuno International and president of the European Baxter Biotech Group.

In May 2023, to further optimize and accelerate our performance and increase shareholder value, our Board of Directors realigned our senior management team and executive governance bodies to streamline our corporate governance and ensure continued focus on results. In particular, our Board condensed the functions of Executive Chairperson and Chief Executive Officer (CEO), both assumed by Mr. Thomas Glanzmann, while the positions of Co-Chief Executive Officers evolved into the Senior Executive Leadership Team (“SELT”), led by Mr. Glanzmann and comprising Raimon Grifols Roura, now serving as Chief Corporate Officer (CCO) and focusing on optimizing the value of our Corporate affiliates and partnerships as well as leading key corporate initiatives; Víctor Grifols Deu, now serving as Chief Operating Officer (COO) and focusing on managing the day to day business with all operating functions reporting to him; and Mr. Alfredo Arroyo, maintaining his position as Chief Financial Officer (CFO). Mr. Grifols Deu and Mr. Grifols Roura each kept his respective position as member of our Board of Directors.

As of January 1, 2024, Mr. Albert Grifols Coma-Cros stepped down from his executive position of Chief Scientific Innovation Officer, while remaining a member of the Board of Directors as a proprietary director, representing one of our major shareholders, Ponder Trade, S.L.

In February 2024, the Board appointed Mr. José Ignacio (Nacho) Abia Buenache as the new Chief Executive Officer of Grifols, a position Mr. Abia assumed on April 1, 2024. His appointment as director is subject to the ratification of our next general shareholders’ meeting. Following a transition period working alongside our Chief Operating Officer and Chief Corporate Officer, Mr. Abia will assume the responsibilities previously held by such positions, while Mr. Víctor Grifols Deu and Mr. Raimon Grifols Roura will step down from their executive positions and remain as members of our Board.

Other notable changes in our senior management were:

●	Roland Wandeler was appointed as the new president of our Biopharma business unit, replacing Maria Pia D’Urbano;
●	Camille Alpi was appointed as our Chief Human Resources and Talent Officer, replacing Montserrat Gaja Llamas;
●	Dr. Jörg Schüttrumpf was appointed Chief Scientific Innovation Officer (CSIO) and will focus on accelerating the development of differentiated plasma and non-plasma medicines in key therapeutic areas, building on Grifols’ strong innovation portfolio; and
●	Mr. Miguel Louzan was named as our Chief Digital Information Officer (CDIO) to lead digital and data transformation, focusing his work on accelerating the company’s use of digital platforms and new technologies to transform and reinforce critical business activities such as plasma donor and customer relationships, manufacturing operations, new therapy development and cybersecurity.
●	Laura Carratalà was appointed as the Vice President of our Bio Supplies business unit, replacing Mr. Albert Grifols Roura; the former President of the Bio Supplies business unit.

Our senior management currently consists of the following persons:

Name	Age	Title	Since
José Ignacio (Nacho) Abia	55	Chief Executive Officer	2024
Alfredo Arroyo Guerra	67	Chief Financial Officer	2013
Víctor Grifols Deu	47	Chief Operating Officer	2023
Raimon Grifols Roura	59	Chief Corporate Officer	2023
Thomas H. Glanzmann	65	Executive Chairperson of the Board	2023
Camille Alpi	43	Chief Human Resources and Talent Officer	2024
David Ian Bell	69	Chief Corporate Development, Legal & Data Protection Officer	2022
Daniel Fleta Coit	53	Chief Industrial Services Officer	2022
Laura Carratalà Peña	36	VP, Bio Supplies	2024
Maria Teresa Rioné Llano	59	Chief Communications Officer	2018
Jörg Schüttrumpf	49	Chief Scientific Innovation Officer	2024
Antonio Martinez Martinez	57	President of the Diagnostic business unit	2022
Francisco Javier Guix Huguet	62	Vice President, Healthcare Solutions	2022
Lluis Pons Gomez	41	Senior Vice President, Strategy& COO Office	2022
Ignacio Ramal Subira	56	Chief Internal Audit & Enterprise Risk Manager	2022
Miguel Louzan	50	Chief Digital Information Officer	2023
Jordi Balsells Valls	51	President, Plasma Procurement	2022
Roland Wandeler	51	President, Biopharma	2024

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

Camille Alpi

Mr. Alpi joined Grifols in February 2024 as our new Chief Human Resources and Talent Office. Mr. Alpi is a human resources executive with 20 years of experience across Europe, the U.S., South America and Asia. Prior to joining Grifols, he was Vice President Human Resources for Danone Specialized Nutrition, the company’s healthcare division. Mr. Alpi has a master’s degree in business and economics from Uppsala University, Sweden. He is based in the company’s global headquarters, in Sant Cugat (Barcelona), and takes over from Montserrat Gaja, who has retired.

David Ian Bell

Mr. Bell has been our General Counsel since 2003 and Chief Corporate Development Officer since 2021. He currently serves as Chief Corporate Development, Legal and Data Protection Officer. He previously held the position of Chief Innovation Officer from 2016 to 2020. Mr. Bell joined us as a Corporate Vice President of Grifols Shared Services North America, Inc. (previously Grifols, Inc.) in July 2003. He also served as a member of our Executive Committee in Spain. He additionally serves on the boards of numerous companies affiliated to Grifols. Mr. Bell is responsible for all legal activities of our U.S. operations, including litigation, mergers and acquisitions, real estate transactions, intellectual property and contracts. Prior to joining us, Mr. Bell was Vice President and General Counsel for Alpha. He also spent time as a partner at the U.S. law firm of Knapp, Petersen & Clarke where he specialized in complex litigation involving healthcare, pharmaceutical and biotechnology regulation and liability. Mr. Bell attended the University of California, Irvine, Southwestern University School of Law and a postgraduate program at Harvard Law School. He is a member of the California State Bar and is admitted to practice before the United States Supreme Court as well as numerous federal appellate and district courts.

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

Laura Carratalà Peña

Ms. Carratalà joined Grifols in 2015 as part of the Plasma Corporate Financial Controlling Team. She has held various positions within the company in the Plasma and Bio Supplies business units, as well as in our finance corporate department. She has been VP of Bio Supplies since September 2023, taking over the leadership of such business unit from Albert Grifols following his retirement in February 2024.

Maria Teresa Rioné Llano

Ms. Rioné joined Grifols in 2018 and currently serves as the Chief Communications Officer. Prior to joining Grifols, Ms. Rioné was Senior Director of Communications Western Europe at Nike Corporation. Ms. Rioné is a graduate in Law with honors in Commercial Law from Universitat de Barcelona and a Master’s in Marketing and Sales Management from IE Business School.

Jörg Schüttrumpf

Dr. Jörg Schüttrumpf joined Grifols in September 2024 as the new Chief Scientific Innovation Officer (CSIO). As the head of innovation for the entire Grifols Group, Dr. Schüttrumpf concentrates on accelerating the development of differentiated plasma and non-plasma medicines in key therapeutic areas. Since early 2022, Dr. Schüttrumpf has been Chief Scientific Officer of our subsidiary Biotest AG, where he had been Head of Global Research since 2012 and Head of Research and Development since 2015. Dr. Schüttrumpf is a physician scientist specializing in Transfusion Medicine and Hemostaseology with degrees from Goethe University Frankfurt, Albert-Ludwigs-University Freiburg, and IMD Business School. During his career he worked in leading research institutions both in Germany and in the United States.

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

Francisco Javier Guix Huguet

Mr. Guix joined Grifols in 1989 and, since June 2022, he has been our Vice-President, Healthcare Solutions. From 2018 to 2022, Mr. Guix served as President, Hospital Sales & Commercial Operations IBAM&ROW. Since he started in Grifols as a Medical Devices Product Manager he has occupied several commercial positions in Marketing and Sales Management. He has been a member of the board of directors of our subsidiary Kiro Grifols, S.L. since 2014. He occupies also a place in the Constant Group board. Mr. Guix received a degree in Biochemistry by the Universitat Autonoma de Barcelona in 1987.

Lluis Pons Gomez

Mr. Pons joined Grifols in 2017. He currently serves as Senior Vice-President, Strategy & COO Office. Previously, Mr. Pons served in Bain&Co. as a management consultant. Mr. Pons holds an MBA from Hong Kong UST and London Business School and received a degree in Industrial Engineering from the Universitat Politecnica de Catalunya in 2000.

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

Roland Wandeler

Roland Wandeler, Ph.D., is the new President of our Biopharma Business Unit, having joined us in February 2024. Dr. Wandeler brings more than two decades of global biopharmaceutical experience to Grifols. He has a track record of driving commercial, operational and organizational excellence throughout his career in both Europe and the United States. This includes being Chief Commercial Officer at MorphoSys, where he helped build a fully integrated biopharmaceutical company. Prior to that, Mr. Wandeler worked for 14 years at Amgen, where he held executive positions of increasing responsibility, including Corporate Vice President and General Manager Bone Health and Cardiology in the U.S., a multibillion growth business. He replaces Joel Abelson, who has retired. Dr. Wandeler is a graduate of the Swiss Federal Institute of Technology (ETH), in Zurich. He holds a doctorate in technical sciences as well as Master of Science in chemical engineering. He is located in Grifols’ corporate offices in North Carolina’s Research Triangle Park, not far from the company’s flagship plasma-medicines manufacturing site in Clayton, N.C.

Family Relationships

Mr. Raimon Grifols Roura, director and Chief Corporate Officer, Mr. Alberto Grifols Roura, former President of the Bio Supplies business unit and Mr. Víctor Grifols Roura, a former director and Honorary Chairperson (non-member) of the Board, are brothers.

Mr. Raimon Grifols Roura, our Chief Corporate Officer is the uncle of Mr. Víctor Grifols Deu, our Chief Operating Officer, both being directors and former Co-Chief Executive Officers.

Mr. Alberto Grifols Roura, former President of the Bio Supplies business unit, is the uncle of Mr. Victor Grifols Deu, a director, our Chief Operating Officer and former Co-Chief Executive Officer.

Mr. Víctor Grifols Deu, our Chief Operating Officer, director and former Co-Chief Executive Officer, is the son of Mr. Víctor Grifols Roura, a former director and the Honorary Chairperson (non-member) of the Board.

Messrs. Víctor Grifols Roura, Alberto Grifols Roura and Raimon Grifols Roura are the grandchildren of Mr. José Antonio Grifols i Roig, our founder.

Mr. Raimon Grifols Roura, our Chief Corporate Officer, director and former Co-Chief Executive Officer, Mr. Alberto Grifols Roura, former President of the Bio Supplies business unit and Mr. Victor Grifols Roura, a former director and Honorary Chairperson (non-member) of the Board, are uncles of Mr. Albert Grifols Coma-Cros, a director.

Arrangements Pursuant to Which Certain Directors or Senior Management Were Selected

We have no arrangements.

B.	Compensation

The compensation of our directors is determined pursuant to our director remuneration policy. Pursuant to Article 15 of the Regulations of the Internal Functioning of the Board of Directors of Grifols, S.A. (Reglamento de funcionamiento interno del consejo de administración, or the “Board Regulations”), the appointments and remuneration committee of the Board (Comisión de Nombramientos y Retribuciones, or the “Appointments and Remuneration Committee”) must, as a core responsibility, propose to the Board of Directors (for approval and further proposal to the shareholders) the remuneration policy applicable to our directors. Further, the Appointments and Remuneration Committee also proposes to the Board of Directors, for approval, the remuneration of our senior managers and employees performing top-level management duties under the direct supervision of the Board.

As part of this core responsibility, in 2023, the Appointments and Remuneration Committee performed a thorough review of our previous director remuneration policy, obtained comments from shareholders, investors and other stakeholders, and obtained advise from independent consultant Mercer LLC. As a result of this process, our shareholders approved our current director remuneration policy at the general shareholders’ meeting held on June, 16, 2023 (the “Director Remuneration Policy”). The purpose of the new policy is to reinforce the alignment of our remuneration systems with our long-term strategic plan, shareholders’ interests and sustainability, all with prudent risk management and avoiding conflicts of interest.

The main changes in relation to the previous director remuneration policy are as follows: (i) the metrics and weight allocation of the short-term variable cash remuneration paid to our executive directors were modified, becoming directly linked to the results of the Grifols Group, and no longer including partial payment in Company Class B shares (Restricted Stock Units), now being fully payable in cash; (ii) a new long-term incentive plan for our Chief Operating Officer and Chief Corporate Officer, consisting of the award of stock options in respect to Class A shares and, under separate terms and conditions, the award of Class A shares to the Executive Chairperson; (iii) the main terms of the agreement entered into with our Executive Chairperson were set forth and (iv) the remuneration of the Company’s Honorary Chairperson was determined.

The new Director Remuneration Policy was in force and applicable during 2023 and will remain in force for fiscal years 2024 and 2025, unless our shareholders modify it at a general shareholders’ meeting.

Compensation of Members of the Board

Our Articles of Association generally set forth the processes for the determination of the compensation paid to the members of the Board. Article 20.bis of the Articles of Association provides that the directors’ remuneration shall be approved by the general shareholders’ meeting and shall apply for a maximum of three fiscal years. New directors’ remuneration policies must be approved by the general shareholders’ meeting prior to the last year of applicability of the previous policy, and any new policies approved may apply from the date of approval up to the three following years if so determined by the general shareholders’ meeting.

Pursuant to Article 26 of the Board Regulations, the Director Remuneration Policy (i) with respect to directors in their role as such, must necessarily determine the maximum amount of aggregate annual remuneration to be paid to all directors, as well as the criteria for its distribution taking into account the duties and responsibilities attributed to each of them and (ii) with respect to directors performing executive duties, must include the amount of annual fixed remuneration, the different parameters to set the variable components and the main terms and conditions of their contracts, including, in particular, duration, severance payments or compensations for the termination of the employment relationship, exclusivity, post-contractual non-competition, and retention or loyalty agreements. The Board then determines how much of the shareholder-approved aggregate compensation amount will be allocated to each director as compensation, taking into account a prior report of our Appointments and Remuneration Committee, in each case pursuant to the framework of the Articles of Association, the Director Remuneration Policy and the relevant agreements, as applicable.

Our directors are entitled to receive compensation in a fixed amount for serving as directors on our Board, pursuant to our Articles of Association and the Director Remuneration Policy. Director compensation for the performance of executive duties may consist of (i) a fixed amount, (ii) a variable amount based on financial and non-financial metrics, (iii) if applicable, compensations in certain cases of termination or dismissal, and (iv) may include the delivery of shares, or share options or amounts referenced to the value of the shares, subject to the requirements established by the legislation from time to time, in each case pursuant to the Articles of Association and the Director Remuneration Policy, as well as with the agreements approved in accordance with the provisions of the Spanish Companies Act.

The total compensation accrued by directors in the year ended December 31, 2023, in the aggregate, amounted to €12.2 million. This amount includes the remuneration of both executive and non-executive directors.

Non-executive Directors

Our independent directors, proprietary directors and those categorized as “Other External Directors” are non-executive directors (consejeros no ejecutivos). Our compensation philosophy, as set forth in Article 27 of the Board Regulations, provides that the remuneration of non-executive directors shall provide incentives for our directors to be dedicated and involved, while not creating an obstacle to their independence. To that end, Article 27 further establishes that the Board, following the advice of the Appointments and Remuneration Committee, shall take the necessary measures to ensure that non-executive directors’ remuneration adheres to the following guidelines: (a) their remuneration should be relative to their dedication, qualification and responsibility; and (b) they are excluded from any plans (x) consisting of the delivery of equity awards or options or other instruments linked to the value of our shares, (y) linked to our performance or (z) including retirement benefits. However, non-executive directors may be remunerated with our shares provided that they agree to hold such shares for the duration of the term as members of the Board.

Pursuant to the Director Remuneration Policy, our shareholders set the maximum gross annual amount at €100,000 payable per non-executive director, other than those non-executive directors that render paid professional services to us. Any director that is a member of one of the Board committees (Audit Committee, Appointments and Remuneration Committee and Sustainability Committee) receives an additional gross annual remuneration of €25,000 (thus, their total annual remuneration would amount to €125,000). Similarly, each committee chairperson receives an additional €25,000 (thus, their total annual remuneration would amount to €150,000). The lead independent director receives an additional remuneration amounting to €50,000 (thus, lead independent director’s total annual remuneration would amount to €150,000). Under no circumstances the remuneration of a non-executive director may exceed €150,000 per year.

Our executive directors and directors who render paid professional services to the Grifols Group do not receive any of remuneration solely for their capacity as director. Directors categorized as “other external directors” did not receive any remuneration in 2023. None of our directors received attendance fees for meetings of the Board or committees of the Board. Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

As of the date of this annual report, Ms. Enriqueta Felip Font, Mr. James Costos, Ms. Montserrat Muñoz Abellana, Ms. Susana González Rodríguez, Ms. Carina Szpilka Lázaro and Mr. Iñigo Sánchez-Asiaín Mardones are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Mr. Dagá serves as other external director (and not independent) and Mr. Albert Grifols Coma-Cros serves as proprietary director (and not independent) in conformity with Spanish corporate governance rules.

Honorary Chairperson

On September 30, 2022, Mr. Victor Grifols Roura stepped down from his position as chairperson of the Board, while remaining as a non-executive director, and was appointed as Honorary Chairperson of the Board. As the Honorary Chairperson, in addition to his attributions as director, Mr. Victor Grifols Roura assumed additional duties, including a role as a public ambassador of the Company.

We determined the compensation of Mr. Victor Grifols Roura for the years ended December 31, 2023 and 2022 taking into account his proven experience as director and former chairperson of the Board, in addition to his knowledge in the sector where we operate. When deciding his remuneration, which is the same fixed amount he had when he held an executive position (excluding variable amounts), we considered the additional duties that he began carrying out, as well as those set out in the Spanish Companies’ Act, the Articles of Association and the Remuneration Policy for the position of Honorary Chairperson of the Board. In the years ended December 31, 2023 and 2022, we paid Mr. Victor Grifols Roura for his roles as director and Honorary Chairperson a fixed annual amount of €965,000.

On December 18, 2023, Mr. Victor Grifols Roura resigned from his position as a member of the Board of Directors, due to his retirement. He now serves only as our Honorary Chairperson, non-member, of the Board, and will not receive any remuneration in 2024.

Executive Directors

Certain members of our Board of Directors also perform executive functions for the Company (our current Executive Chairperson, Chief Executive Officer, Chief Operating Officer and Chief Corporate Officer).

The compensation for executive directors relating to their executive functions may consist of (i) a fixed amount, (ii) a variable amount based on financial and non-financial metrics including, among others, environmental, social and governance (“ESG”) objectives (in 2023, 10.0% of variable remuneration was linked to ESG factors, 25.0% of which are environmental, 40.0% social and 35% good corporate governance), (iii) if applicable, compensations in certain cases of termination or dismissal, and (iv) the delivery of shares, or share options or amounts referenced to the value of the shares, subject to the requirements established by the legislation from time to time.

Our Chief Corporate Officer and Chief Operating Officer accrued, in the aggregate, €3.4 million in cash remuneration in 2023 (€1.9 million in fixed compensation and €1.5 million in variable compensation, which has been paid).

We determined the individual compensation of our executive directors accrued during 2023 in accordance with the Director Remuneration Policy applicable for the year ended December 31, 2023. However, part of the variable compensation we paid to our Chief Operating Officer and Chief Corporate Officer in 2023 corresponds to amounts computed pursuant to the variable remuneration plan established in our previous directors’ remuneration policy, which became effective on June 10, 2022 and is no longer in force. In February 2023, the Board awarded to each of our Chief Corporate Officer and Chief Operating Officer variable remuneration for the year ended December 31, 2022, in an amount equal to 60.66% of their respective annual fixed remunerations. After voluntarily waiving the right to receive 50% of such variable remuneration, our Chief Corporate Officer and Chief Operating Officer each received the amount of €271,444.55 in March 2023. We did not allocate any restricted stock units (RSUs, with a two-year vesting period) in the year ended December 31, 2021. Hence, we awarded no Class B shares to our executive directors in 2023.

For the year ended December 31, 2023, Mr. Thomas Glanzmann, our Executive Chairperson of the Board accrued €1.1 million as fixed remuneration and €0.8 million in variable compensation, both payable in cash. In addition, we awarded Mr. Thomas Glanzmann on a one-time basis stock options to acquire 700,000 of our Class A shares, with a vesting period of two years, pursuant to our Executive Chairman share-based payment plan. See “—E. Share Ownership—Executive Chairman share-based payment plan.”

Mr. Steven F. Mayer, who served as the Executive Chairperson of the Board from September 30, 2022, to February 21, 2023, received the aggregate amount of €751,354 in 2023. He received this amount from our U.S. subsidiary Grifols Shared Services North America, Inc. for the exercise of executive functions inherent to his position as Executive Chairperson of said subsidiary. Further to this amount, Mr. Mayer received €5.0 million due to the termination of his contractual relationship with Grifols Shared Services North America, Inc. Mr. Mayer did not receive any remuneration from Grifols, S.A. for his former position as Executive Chairperson of Grifols, S.A.

Other Members of Senior Management

In 2023, members of our senior management (excluding those who also served as members of the Board) accrued compensation amounting to €23.7 million, in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2023 service. In 2022, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €13.9 million in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2022 service. In 2021, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €15.1 million in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2021 service.

The breakdown of the aggregate amount paid to our senior management (excluding those who also served as members of the Board) for discharging their duties in the years ended December 31, 2023, 2022 and 2021 is set forth in the table below.

	Amount paid in the year
	ended December 31,
Component	2023	2022	2021

	(in euros)
Salaries	14,567,449	8,489,991	11,074,903
Variable Compensation	9,131,372	5,400,772	4,061,044
Stock options or other securities	—	—	—
Other — e.g., life and health insurance	34,864	68,301	119,510
Other — e.g., pensions/savings	30,776	124,677	125,327

Executive Compensation Clawback Policy

On October 26, 2022, the SEC amended Rule 10D-1 and other rules under Section 10D of the Exchange Act to implement the incentive-based compensation recovery provision, referred to as the “clawback” provision, of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Clawback Rules”). The Clawback Rules required national securities exchanges (such as NASDAQ) to adopt listing standards under which issuers must implement and enforce policies that require the clawback of incentive-based compensation received by any current or former executive officer during the three fiscal years immediately preceding the date of a required restatement of an issuer’s filed financial statements due to the issuer’s material noncompliance with any financial reporting requirement under the securities laws.

In June 2023, the SEC approved the proposed clawback listing standards issued by NASDAQ. On October 19, 2023, our Board of Directors approved our “Clawback Policy for the Recovery of Erroneously Awarded Compensation for the Senior Management,” to comply with the Clawback Rules. The policy is attached to this annual report as Exhibit 97.1.

Employment and Severance Arrangements

We have entered into employment contracts with eight members of our senior management that entitle them to unilaterally rescind their employment contracts and receive termination benefits of two to five years’ salary in the event that we undergo a change of control. In addition to this, five members of our senior management are contractually entitled to termination benefits of one to two years’ salary under certain circumstances other than a change of control.

See Notes 29(c) and 31(a) to our audited consolidated financial statements included in this annual report for further details of the payments received by employees.

Equity and Other Incentive Programs

See “—E. Share Ownership” for a description of our equity-based compensation plans available to eligible employees, including members of our senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2023 was €30.8 million. In 2023, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

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

The Board must appoint a Chairperson of the Board from among its members. Mr. Thomas Glanzmann is the current Executive Chairperson. The Board may also designate one or more Vice Chairperson, who shall be numbered consecutively, and who shall replace the Chairperson in the event of impossibility to act or absence. Mr. Raimon Grifols Roura is the current Vice Chairperson. The Board may appoint an Honorary Chairperson that is not required to be a member of the Board. The Honorary Chairperson shall have duties of honorary representation and will provide advice to the Board to the Chairperson and to the Vice Chairperson of the Board. Currently, Mr. Victor Grifols Roura is the Honorary Chairperson, and a non-member of the Board.

The Board must also appoint a Secretary and may also designate one or more Vice-Secretaries. Neither the Secretary nor the Vice-Secretary is required to be a member of the Board; however, the Secretary or the Vice-Secretary will not be entitled to vote on matters before the Board unless he or she is a member of the Board. Ms. Nuria Martín Barnés is the current Secretary non-member of the Board, while Ms. Laura de la Cruz Galán is the current Vice-Secretary, non-member, of the Board.

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

Under Spanish corporate law, a board of directors may also grant general or specific powers of attorney to any person whether or not that person is a director or a shareholder. General powers of attorney must be registered in the Commercial Registry. However, Spanish law provides that the following powers, among others, may not be delegated by the Board: (i) the formulation and submission for approval of the yearly financial statements at the general shareholders’ meeting; and (ii) those powers granted to the board of directors by a general shareholders’ meeting (unless otherwise provided in the relevant shareholders’ resolution).

Mr. José Ignacio (Nacho) Abia Buenache is the current Chief Executive Officer of the Company, with delegation of all powers legally delegable from the Board. Further, Mr. Thomas Glanzmann currently serves as Executive Chairperson of the Board, with delegation of all powers legally delegable from the Board.

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

Diversity

On August 6, 2021, the U.S. Securities and Exchange Commission approved NASDAQ’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. Pursuant to the amended listing standards, Grifols, as a foreign private issuer, is presently required to have at least one diverse member of the Board and two diverse members of the Board by August 6, 2025, or explain the reasons for not meeting this objective. Furthermore, a Board diversity matrix is required to be included in the Annual Report on Form 20-F, containing certain demographic and other information regarding members of the Board.

Grifols currently complies with the diversity requirement, as we currently have four female members on our Board of Directors. The Board diversity matrix is set out below.

Board Diversity Matrix (status as of the date of this annual report)

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

In accordance with the recommendations set out in the Code of Good Governance of Listed Companies (Código de Buen Gobierno de las Sociedades Cotizadas) published by the CNMV, the policy has always had two aims:

●	to guarantee that any proposal for the appointment or re-election of members of the Board of Directors be based on a prior analysis of the required skills by the Board of Directors; and
●	to support knowledge, experience, age and gender diversity.

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

The Audit Committee currently consists of Mr. Iñigo Sánchez-Asiaín Mardones, Ms. Montserrat Muñoz Abellana and Ms. Carina Szpilka Lázaro. Each of Mr. Sánchez-Asiaín, Ms. Muñoz and Ms. Szpilka is independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, as well as in conformity with the Spanish Companies Act. Ms. Laura de la Cruz Galán serves as Secretary, non-member, of the Audit Committee, having replaced Mr. Tomás Dagá in such role on April 17, 2024.

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

As acknowledged by NASDAQ in its deficiency letter, the appointment on April 13, 2023, of Ms. Montserrat Muñoz to the audit committee to replace Mr. Dagá and cured this deficiency.

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

The responsibilities of the Appointments and Remuneration Committee include:

●	assisting in the nomination of directors, including evaluating potential nominees in light of the level of knowledge, competence and experience necessary to serve on the Board;
●	establishing a representation target for the gender that is least represented on the Board and prepare guidelines to achieve said target;
●	reporting and making proposals to the Board on the appointment of members to the various committees of the Board and on the persons who should hold the office of Secretary and Vice-Secretary of the Board;
●	examining and organizing the orderly and planned succession of the Chairperson of the Board and the Chief Executive Officer;
●	reporting on proposals for the appointment and removal of any members of senior management made by the Chief Executive Officer;
●	making proposals on the remuneration plans for the Board and senior management;
●	periodically reviewing the remuneration plans of senior management, including considering their suitability and performance;
●	reporting on transactions in which directors may have a conflict of interest and ensuring that potential conflicts of interest do not impair the independence of any external advice provided to the committee; and
●	periodically reviewing the remuneration policy applied to directors and senior management and ensuring that their individual remuneration is proportionate to that paid to other directors and senior management.

Consistent with NASDAQ Listing Rules for foreign private issuers, our Appointments and Remuneration Committee currently consists of Ms. Carina Szpilka Lázaro, Mr. Tomás Dagá Gelabert and Ms. Susana González Rodríguez as directors. Each of Ms. Szpilka and Ms. González is independent, in conformity with Exchange Act requirements and NASDAQ Listing Rules and Mr. Dagá is considered an “Other External” director under the Spanish Companies Act. Ms. Nuria Martín Barnés serves as Secretary, non-member, of the Appointments and Remuneration Committee.

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

The responsibilities of the Sustainability Committee include:

●	monitoring compliance with the Company’s internal codes of conduct and corporate governance rules, and ensuring that the corporate culture is aligned with its purpose and values;
●	monitoring the implementation of the general policy regarding the disclosure of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, proxy advisors and other stakeholders. Similarly, the way in which the Company communicates and relates with small and medium-sized shareholders should be monitored;
●	periodically evaluating the effectiveness of the Company’s corporate governance system and environmental, climate change and social policy to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders;
●	ensuring the Company’s environmental, climate change and social practices are in accordance with the established strategy and policy; and
●	monitoring and evaluating the Company’s interaction with its stakeholder groups.

The Sustainability Committee currently consists of Mr. James Costos, Ms. Montserrat Muñoz Abellana and Ms. Enriqueta Felip Font. Each of the members is independent, in conformity with Exchange Act requirements and NASDAQ Listing Rules. Ms. Nuria Martín Barnés serves as Secretary, non-member, of the Sustainability Committee.

The Sustainability Steering Committee is a multidisciplinary and international team created in 2021 coordinated by the Investor Relations and Sustainability Department, which reports to the Sustainability Committee. Among its functions, the committee fosters ongoing dialogue to identify, establish, implement and confirm compliance with Grifols Master Plan objectives, and generates and coordinates the reporting of nonfinancial and corporate sustainability information.

D.	Employees

The table below indicates the number of employees by department as of December 31, 2023, 2022 and 2021:

	As of December 31,
Department	2023	2022	2021
Manufacturing	18,979	21,235	18,735
Research & development — technical area	1,255	1,271	1,088
Administration and others	1,686	1,870	1,609
General management	267	302	313
Marketing	155	167	203
Sales and distribution	1,395	1,469	1,285
Total	23,737	26,314	23,233

The table below indicates the number of employees by geographic region as of December 31, 2023, 2022 and 2021:

	As of December 31,
Geographic Region	2023	2022	2021
Spain	4,181	4,224	4,163
North America	14,076	16,862	16,393
Rest of the World	5,480	5,228	2,677
Total	23,737	26,314	23,233

The decrease in the number of employees is related to the Operational Improvement Plan. See Item 5 of this Part I, “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.”

We actively train our employees. The Grifols Academy opened in Spain during the second quarter of 2011. It is a meeting point for advanced training on all processes related to the preparation and production of plasma-derived medicines. The Grifols Academy acts as a center of technical, scientific and management training for the Grifols Group’s personnel, fostering a continued exchange among experts and external bodies, such as professional healthcare associations, hospitals, schools and universities. Through the Grifols Academy, we offer to our employees technical training and professional development opportunities, including an educational expenses reimbursement program, a number of long-term leadership development initiatives and onboarding processes conducted with virtual reality technology. In the last three years, an annual average of 12,100 of our employees participated in the Grifols Academy’s professional development and plasmepherisis training programs.

In 2023, we launched our Skillsoft Percipio platform, accessible to all Grifols employees. Using this platform, our employees throughout the various countries we operate in can enhance their skillsets from any device by accessing 8,400 virtual courses available in 18 languages and covering a wide array of topics, including digital transformation, leadership, diversity, equality and inclusion, collaboration, personal wellbeing, productivity and process improvements.

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

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents. All of our employees are covered under this policy. We implemented a defined contribution pension plan for all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees. Our contribution to this pension plan was €1.2 million in the year ended December 31, 2023, compared to €1.0 million and €0.9 million in the years ended December 31, 2022 and 2021, respectively. We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. We make fully vested matching contributions to the savings plan, which totaled $33.4 million in 2023, compared to $34.1 million and $31.8 million for the years ended December 31, 2022 and 2021 respectively. For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law. The pension cost relating to this plan is not material.

E.	Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2023 see Item 7 of this Part I, “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

In March 2022, we established a Restricted Share Plan (“RSU”) under which eligible employees are entitled to receive up to 50% of their annual bonus in Class B Shares or Class B ADSs and we match this with an additional 50% contribution in RSUs. The Class B shares or ADSs delivered under this plan were valued at the date of grant of the employee bonus. The RSUs have a vesting period of two years and one day, after which period the RSUs may be exchanged for Class B Shares or ADSs. If an eligible employee leaves the company or is terminated prior to the vesting period, he/she will not be entitled to the additional RSUs. As of December 31, 2023, the share-based payments cost of employees under the RSU Plan was to €8.3 million.

In 2023, our Board of Directors made modifications to our Remunerations Policy, including the discontinuation of this partial payment of variable compensation in RSUs. Instead, our Board created two new variable compensation plans, which are described below. For more details regarding our Remunerations Policy, see “—B. Compensation.” For more information regarding our variable compensation plans, see Note 29(c) to our audited consolidated financial statements included in this annual report.

Equity-settled share-based payment plan

In 2023, we approved a four-year long-term incentive plan for certain executive directors, members of the senior management of Grifols, S.A. and our subsidiaries. Under this plan, these individuals, including each of our Chief Operating Officer and our Chief Corporate Officer, have the right to receive a certain number of options representing the right to acquire certain Class A shares for an exercise price of €8.96 per share. Given our transition to a new Chief Executive Officer, these stock options will not vest for the Chief Operating Officer and Chief Corporate Officer, as such positions will no longer exist following the transition. Of the options granted, 40% will vest on the second anniversary of the plan and the remaining 60% will vest upon the fourth anniversary of the plan, in each case subject to certain vesting conditions. A maximum of 4.0 million stock options, representing the right to acquire 4.0 million Class A Shares, will be granted under the equity-settled share-based payment plan. As of December 31, 2023, the total accumulated amount recognized in our Consolidated Statement of Profit and Loss in connection with this plan was €2.6 million.

Cash-settled share-based payment plan

In May 2023, our Board of Directors approved a four-year long-term incentive plan for certain members of our management team. The plan is based on the award of restricted stock units (RSUs), of which 50% will vest upon the second anniversary of the plan and the remaining 50% will vest at the end of the fourth year of the plan. The RSUs granted under this plan will be settled in cash for the amount equivalent to the average price of the Class A Shares during the five business days preceding the settlement date. As of December 31, 2023, the total accumulated amount recognized in our Consolidated Statement of Profit and Loss in connection with this plan was €1.7 million.

Executive Chairman share-based payment plan

In June 2023, our shareholders approved a long-term variable remuneration for our Executive Chairperson, Mr. Thomas Glanzmann. Under such plan, he was awarded 700,000 stock options representing the right to acquire 700,000 Class A Shares at an exercise price established by the shareholders at a general shareholders’ meeting. The stock options will vest on the second anniversary of the award date, subject to Mr. Thomas Glanzmann passing a performance evaluation to be conducted by the Board of Directors and the Appointments and Remuneration Committee.

This plan was created to reward the efforts required to execute our Operational Improvement Plan. It grants a one-time basis award made in 2023 of 700,000 Class A shares.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

There was no erroneously awarded compensation paid to our executive officers in 2023.

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

Beneficial ownership is determined in accordance with applicable Spanish regulations.

	Number of	Percentage of
	Voting	Voting
Name of Beneficial Owner	Shares	rights
Major Shareholders
Deria S.A.(1)	39,183,692	9.195%
Scranton Enterprises B.V.(2)	35,812,622	8.404%
Ponder Trade, S.L.	30,209,093	7.089%
The Goldman Sachs Group, Inc.(3)	26,475,668	6.214%
Ralledor Holding Spain S.L. (4)	26,224,374	6.154%
Capital Research and Management Company(5)	19,412,817	4.555%
Blackrock, Inc.(6)	18,341,400	4.304%
JP Morgan Chase & Co. (7)	16,410,073	3.851%
Europacific Growth Fund(8)	13,831,807	3.227%
Jeffries Financial Group Inc.(9)	13,115,305	3.078%
BNP Paribas Asset Management Europe (10)	13,001,544	3.051%
Rokos Global Macro Master Fund LP(11)	4,843,786	1.137%
Melqart Opportunities Master Fund Ltd(12)	4,790,811	1.124%

Directors
Thomas H. Glanzmann (13)	221,322	*
José Ignacio (Nacho) Buenache	92,807	*
Tomás Dagá Gelabert (14)	303,661	*
Víctor Grifols Deu(15)	107,834	*
Raimon Grifols Roura	41,118	*
Carina Szpilka Lázaro	1,490	*
Albert Grifols Coma-Cros	66,000	*

Senior Management
David Ian Bell	20,000	*
Victor Grifols Deu	107,834	*
Raimon Grifols Roura	41,118	*
José Ignacio (Nacho) Buenache	92,807	*
Maria Teresa Rioné Llano	5,289	*
Francisco Javier Guix Huguet	1,367	*
Jordi Balsells Valls	806	*
*	Less than 1%.
(1)	Members of the Grifols Roura family hold their respective shares indirectly through Deria S.A.

(2)

Scranton Enterprises B.V. in which certain of our directors own shares. Some members of the Grifols Family who are directors or executive officers hold part of their shares indirectly through Scranton Enterprises B.V. See “—B. Related Party Transactions.”

(3)

Of the total number of 26,475,668 voting rights, 3,271,331 voting rights are held indirectly by The Goldman Sachs Group, Inc. through rights over Class A shares, 12,007,015 through rights to recall loaned Class A shares and 10,988,207 through equity swap, 162,977 through call options and 46,138 through call warrants. Further, of the total voting rights, Goldman Sachs International (London) holds indirectly 0.502% of the total voting rights and 5.422% of the total voting rights through financial instruments.

(4)

On February 21, 2022, Ms. Nuria Roura Carreras informed the shareholders of Ralledor Holding Spain S.L., that due to her advanced age, she no longer holds the indirect voting rights of Grifols, S.A. and, therefore, from that date forward the voting rights of Grifols, S.A. have been held directly by Ralledor Holding Spain S.L.

(5)

Of the total number of 19,412,817 voting rights, 8,092,817 voting rights are held indirectly by Capital Research and Management Company through rights over Class A shares and 11,320,000 are rights to recall loaned Class A shares.

(6)

Of the total number of 18,341,400 voting rights, 8,465,470 voting rights are held indirectly by Blackrock Inc. through rights over Class A shares; 9,797,513 are rights to recall loaned Class A shares and 78,417 voting rights are held through contracts for differences (CFD).

(7)

Of the total number of 16,410,073 voting rights, 798,850 voting rights are held indirectly by JP Morgan Chase & Co through rights over Class A shares, 3,522 through third party depositary receipts (right-of-use held), and 15,607,701 through equity swaps.

(8)	Of the total number of 13,831,807 voting rights, 2,431,807 voting rights are held directly by Europacific Growth Fund and 11,320,000 are rights to recall loaned Class A shares.
(9)	Of the total number of 13,115,305 voting rights, 3,533,349 are rights to recall loaned Class A shares and 9,581,956 through equity swaps.
(10)

Of the total number of 13,001,544 voting rights, 8,378,309 voting rights are held directly by BNP Paribas Asset Management Europe and 4,623,235 voting rights are held indirectly, in each case, through rights over Class A shares.

(11)	The 4,843,786 voting rights are held through equity swaps.
(12)	The 4,790,811 voting rights are held through contracts for differences (CFD).
(13)	24,000 Class A shares are held indirectly through Glanzmann Enterprises AG.
(14)	Of the total number of 303,661voting shares attributed to Mr. Tomás Dagá Gelabert, 35,000 are held indirectly through Prismiberica, S.A.
(15)	Of the total number of 107,834 voting shares attributed to Mr. Victor Grifols Deu, 93,214 are held indirectly through New Fiction 2012, S.L.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control.

Significant Changes in Ownership

Beginning on January 1, 2023 until the date of this filing, in accordance with Spanish reporting requirements, the following transfers of shares were reported to the CNMV:

●	The Goldman Sachs Group, Inc. acquired a 6.214% stake.
●	Capital Research and Management Company decreased its stake from 4.600% to 4.555%.
●	Blackrock, Inc. decreased its stake from 4.309% to 4.304%.
●	JP Morgan Chase & Co. acquired a 3.851% stake.
●	Europacific Growth Fund increased its stake from 3.033% to 3.227%.
●	Jefferies Financial Group Inc. acquired a 3.078% stake.
●	BNP Paribas Asset Management Europe acquired a 3.051% stake.
●	Rokos Global Macro Master Fund LP acquired a 1.137% stake.
●	Melqart Opportunities Master Fund Ltd acquired a 1.124% stake.

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

From time to time we have entered into transactions with related parties, including with entities involving certain members of our Board of Directors or senior management As required by our corporate governance guidelines described below, these transactions have been agreed on an arm’s length basis.

We have an Internal Code of Conduct on Matters Related to the Securities Market, which sets forth rules and principles to ensure transparency and arm’s-length terms in our transactions with related parties and other situations of potential conflicts of interest. This policy establishes that the Audit Committee of our Board of Directors is responsible for monitoring and assessing related party transactions, producing a report that requires approval by our shareholders at our general shareholders’ meeting or our Board, as the case may be. Our Audit Committee is also responsible for, among other things, reviewing and supervising the fulfillment of our internal procedures for related party transactions. For further details regarding our related party transactions, see Note 31 to our audited consolidated financial statements included in this annual report. on pages F-121 and following.

Transactions involving Haema AG, BPC Plasma Inc (formerly known as Biotest US Corporation) and Scranton Enterprises B.V. and their respective subsidiaries

Sale of the entities to Scranton Plasma B.V., Vendor Loan to Scranton Plasma B.V. and Call Option Agreement

On December 28, 2018, we sold our 100% stake in each of Haema AG and BPC Plasma Inc to Scranton Plasma B.V., a subsidiary of Scranton Enterprises B.V., one of our major shareholders and a related party, for a total of $538 million. Scranton Plasma B.V. financed the purchase through a loan in the principal amount of $360 million (the “Acquisition Financing”). The lender of the transaction required GWWO to extend a vendor loan to Scranton Plasma B.V. with a maximum amount of $150 million. The initial principal amount was equivalent to $95 million, with a maturity date of December 28, 2025, and an interest rate of EURIBOR plus 200 basis points. In 2023, GWWO loaned an additional €15.0 million to Scranton Plasma B.V. under the same terms and conditions of the vendor loan. As of the date of this annual report on Form 20-F, the euro equivalent of $115.9 million was outstanding on the vendor loan, which was also the largest amount outstanding since January 1, 2022. See Note 11(b) to the audited consolidated financial statements included in this annual report on pages F-70.

Also on December 28, 2018, we entered into a call option agreement with Scranton Plasma B.V. whereby we may repurchase the shares of Haema AG and BPC Plasma Inc at any time. The exercise price of the option as set forth in the agreement would be equal to the greater of: (i) the same price for which the shares were sold to Scranton Plasma B.V., plus the expenses related to the transaction and the increase in net working capital from the time of the sale (December 28, 2018) to the exercise of the option, and (ii) the amount necessary to repay the Acquisition Financing, i.e. $360 million plus accrued interest and any other amounts necessary to cancel such debt.

Although we currently do not hold any equity interests in either Haema AG or BPC Plasma Inc, we retain control over such entities due to, among other factors, (1) the call option agreement to reacquire their shares and the financial capability to exercise such call option, (2) potential voting rights derived from the call option, (3) the fact that we acquire all of the plasma collected in the plasma collection centers owned by Haema AG and BPC Plasma Inc under the Plasma Supply Agreement described below and (4) the ability to manage such entities under management agreements. As a result of these factors, pursuant to IFRS 10 we fully consolidate such entities as Grifols subsidiaries in our financial statements. For more details, see Note 19 and to the audited consolidated financial statements included in this annual report on pages F-79.

Plasma Supply Agreement and Advance Payments from GWWO to Scranton Plasma B.V.

On December 28, 2018, our subsidiary GWWO, Biotest Pharmaceuticals Corporation (“BPCorp”), which is a subsidiary of BPC Plasma Inc, Haema AG and Grifols, S.A. entered into the Plasma Supply Agreement, whereby GWWO agreed to acquire all of the plasma collected from approximately 60 plasma collection centers owned by BPCorp and Haema AG. Grifols, S.A. guarantees all GWWO obligations under the Plasma Supply Agreement, which, on January 1, 2019, was extended for a 30-year period.

The price GWWO pays for the plasma acquired under the Plasma Supply Agreement is established based on the full cost of production, plus a fixed margin, and there is exclusivity of sale. Subject to certain conditions and procedures, the agreement also grants to BPCorp and Haema AG the right to receive payments from GWWO in advance for plasma to be delivered in the future. As of the date of this annual report, GWWO had a balance of €46.0 million in advance payments for future delivery of plasma under the Plasma Supply Agreement. During 2023, the highest balance of advance payments amounted to €88.4 million.

Cash-Pooling Financing Agreement between BPC Plasma Inc, Haema AG and Scranton Plasma B.V.

In February 2019, Haema AG and BPC Plasma Inc entered into a Cash-Pooling Financing Agreement with Scranton Plasma B.V. with a maturity date in 2024. Under this agreement, Haema AG and BPC Plasma Inc transfer funds from time to time to their parent company, Scranton Plasma B.V. which advances may be set off by Scranton Plasma B.V. against upstream dividends distributed from time to time by Haema AG and BPC Plasma Inc. As of December 31, 2023, the balance of the advances under this cash-pooling agreement was €101.2 million. In 2023, BPC Plasma Inc. distributed dividends without cash outflow to Scranton Plasma B.V. in an amount of €266.4 million, corresponding to the BPC Plasma Inc results of the four immediately preceding fiscal years. During 2023, the highest balance under this cash-pooling agreement amounted to €361.8 million.

Transactions involving Haema Plasma Kft.

Call Option to Acquire the shares of Haema Plasma Kft; Management Agreement; Plasma Supply Agreement

On February 1, 2021 Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. Scranton is a shareholder of Grifols. On February 1, 2021 the Grifols Group entered into a call option agreement with Scranton Plasma B.V. whereby we have the right to acquire the shares of Haema Plasma kft, exercisable by the Grifols Group only 12 months after signing and with an expiry of 48 months from the date on which the option becomes exercisable. The option price was set at thirteen times EBITDA minus net debt. Grifols did not make any monetary consideration for the purchase option agreement when signing the agreement. The Group has potential voting rights arising from the option to purchase the shareholding and these are substantive, based on:

•	A call option for Grifols which gives it the irrevocable and exclusive right (not an obligation) to acquire the Haema Plasma Kft shareholding at any time after February 1, 2022.
•	The Company is committed to providing support services in the business of collecting, processing and distributing plasma from the donation centers. There is also a Plasma Supply Agreement whereby the plasma produced by these entities will be used almost entirely to cover Grifols' needs. There is no sales exclusivity.
•	There are no shareholder agreements that provide for relevant decisions to be approved in a manner other than by majority vote.

The above are indicators of the power that Grifols acquired over this entity, considering that the call option is likely to be exercised and Grifols will have the financial capacity to carry it out. Similarly to Haema AG and BPC Plasma Inc, we fully consolidate Haema Plasma Kft as a Grifols subsidiary in our financial statements pursuant to IFRS 10, as we retain control over such entity by means of the call option, potential voting rights, plasma supply agreement and management rights. See Note 3(d) to the audited consolidated financial statements included in this annual report on page F-24.

Cash Pooling Financing with GWWO

In 2021, our subsidiary GWWO entered into a cash pooling financing agreement with Haema Plasma Kft. Under such agreement, GWWO advances resources from time to time to a centralized treasury mechanism for purposes of providing Haema Plasma Kft with cash availability. Since 2022, financial information on Haema Plasma Kft is part of our consolidated financial statements and this transaction has been reported under our consolidated balance sheets. The outstanding balance of this cash pooling agreement at December 31, 2023 was €3.6 million, while the highest balance of such arrangement during 2023 was €6.5 million.

Promissory Notes issued by our subsidiary Instituto Grifols S.A.

Deria S.A., one of our major shareholders, Messrs. Raimon Grifols Roura and Albert Grifols Coma-Cros, and Padolç, S.L., a company controlled by Mr. Victor Grifols Roura, own promissory notes issued by our subsidiary Instituto Grifols S.A.

Instituto Grifols S.A. has been issuing bearer form promissory notes on an annual basis since 1987 to provide additional working capital and liquidity to the Grifols Group. The promissory notes are non-negotiable securities and may not be transferred to third parties (except by Instituto Grifols, S.A. itself for subsequent redemption) until the date of the notes’ redemption. The issuance of the promissory notes is not considered a public offering for the subscription of securities under Spanish law and does not require verification by the CNMV. As of December 31, 2023, and 2022, the outstanding balances of the promissory notes owned by our related parties was €16 million and €15 million, respectively. These amounts were also the highest the outstanding balances were throughout 2023 and 2022, as applicable.

These bearer promissory notes have one year maturity and a nominal value of €3,000 each. Instituto Grifols, S.A. redeems all outstanding promissory notes at their maturity date of May 4 every year, regardless of the date of acquisition of such notes. The interest rate for the promissory notes is set based on the weighted average cost of the Grifols Group’s debt. The notes maturing on May 4, 2024, accrue interest at an annual rate of 4.0%. See Note 21 to our consolidated audited financial statements included in this annual report on page F-90.

Receivables owed by Mr. Victor Grifols Roura

In December 2023, on behalf of the Honorary Chairperson of our Board of Directors, Mr. Victor Grifols Roura, we entered into a deferred income insurance policy with an insurance company, handling the administrative mechanics of the insurance policy’s procurement and bearing the related costs. At December 31, 2023, we had an account receivable against Mr. Victor Grifols Roura in the amount of €5.6 million, which was also the highest outstanding balance in respect of such transaction in 2023. In January 2024, Mr. Victor Grifols Roura reimbursed such amount to the Company. Due to the nature of the transaction, there was no fund disposition by Mr. Victor Grifols Roura.

Transactions with Centurión Real Estate S.A.U.

We have entered into a number of lease agreements with Centurión Real Estate S.A.U. whereby we pay for the rights-of-use of certain real estate properties located at Sant Cugat del Vallès, Barcelona, Spain, which we use as office buildings, including for our Spanish headquarters. The sole shareholder of Centurión Real Estate S.A.U. is Scranton Enterprises B.V., one of our major shareholders. These lease agreements were entered into on an arm’s-length basis. In the years ended December 31, 2023, 2022 and 2021, we paid to Centurión Real Estate S.A.U. the amounts of €7.2 million, €6.3 million and €5.3 million, respectively. These lease agreements will expire on March 1, 2045.

Charitable Contributions

In 2023, we contributed to three charitable foundations, the Víctor Grifols i Lucas Foundation, the J.A. Grifols Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics. It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas. The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives. Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Raimon Grifols Roura, an executive director, and Mr. Victor Grifols Roura, our Honorary Chairperson (non-member) of the Board. We contributed €0.4 million, €0.5 million and €0.4 million to the Víctor Grifols i Lucas Foundation in the years ended December 31, 2023, 2022 and 2021, respectively.

The J.A. Grifols Foundation provides support intended for civic, social, environmental or educational programs that address the needs of the communities where our plasma collection centers are located as a means to strengthen community bonds. It was established in 2008 with the mission of contributing to the health and well-being of plasma donors and the communities where they live. In the years ended December 31, 2023 and 2022, we contributed €0.4 million and €0.4 million, respectively, to the J.A. Grifols Foundation.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes. The Probitas Private Foundation was founded by us in 2008. Mr. Tomás Dagá Gelabert, one of our directors, was a patron of the Probitas Private Foundation until May 27, 2021. We contributed €1.3 million, €3.4 million and €3.6 million to the Probitas Private Foundation in the years ended 2023, 2022 and 2021, respectively.

Loans

Except as otherwise described above in this section, we have not extended any advances or loans to members of the Board or key management personnel nor have we assumed any guarantee commitments on their behalf. We also have not assumed any pension or life insurance obligations on behalf of former or current members of the Board or key management personnel.

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

OFAC Request for Interpretative Guidance

Through our subsidiary Biotest AG, we have entered into product-supply agreements with five different Iranian entities, whereby the Iranian entities send plasma collected in Iran to Biotest AG for processing. Biotest AG then uses the plasma to manufacture pharmaceutical products for the Iranian entities, including IG products, Albumin, Factor VIII and Factor IX. These product-supply agreements were entered into by Biotest AG prior to our acquisition of the company in 2022. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”

On February 21, 2023, Grifols filed a request with the Licensing Division of the U.S. Office of Foreign Assets Control (“OFAC”) for interpretative guidance or, in the alternative, for license authorization, under the Iranian Transactions and Sanctions Regulations (“ITSR”), which restrict commercial interaction with Iran and its governmental entities and provide for sanctions in the case of failure to comply. In its filing, Grifols asserts that the ITSR should not apply in this case, but that if OFAC determines otherwise, that OFAC should authorize the issuance of a license permitting Biotest AG’s current activity involving Iran on humanitarian grounds. As of the date of this annual report on Form 20-F, we have not received a response from the OFAC’s Licensing Division.

We cannot assure you that OFAC will agree with our assertion that the ITSR should not apply or that it will issue the requested license. In such instance, we would have to terminate Biotest AG’s activities in Iran and may be subject to penalties. The termination of Biotest AG’s activities in Iran would not have a material adverse effect on our operations or financial condition.

Illinois Biometric Information Privacy Act Claim

The plaintiffs allege that we committed certain administrative violations of the Illinois Biometric Information Privacy Act (BIPA) in a class action. Such plaintiffs donated plasma at one of our Illinois-based plasma donation centers. As part of the FDA approved donation process, donors were required to scan at least one fingerprint to verify their identity. The Plaintiffs allege that we failed to comply with the BIPA’s requirements when collecting their fingerprint data. Specifically, they allege that we violated the BIPA by (a) failing to develop a publicly available data-retention policy and guidelines for permanently destroying biometric data, and (b) collecting, using, and storing their donors’ biometric data without obtaining informed written consent.

Although we denied all of the plaintiff’s allegations, we have settled this class action, without any admission or determination of liability or the strength of the parties’ claims and defenses, for the amount of $16,750,000. On March 9, 2023, the court preliminarily approved the settlement and signed an order granting final approval of the parties’ class action settlement on September 19, 2023.

Third Arbitration involving GDS and Ortho-Clinical Diagnostics against Siemens

In 2022, GDS and Ortho-Clinical Diagnostics (“Ortho”) initiated a third arbitration against Siemens alleging the failure to pay royalties under certain agency and license agreements. Siemens counterclaimed against GDS and Ortho alleging that those royalties were not owed, among other claims. We settled this dispute, without any admission or determination of liability or the strength of the parties’ claims and defenses, in April 2023.

Unpaid Royalties Dispute

GDS, GWWO, Abbott Laboratories, or Abbott, and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbot to GDS and Ortho, under an HIV License and Option agreement dated August 16, 2019 (the “HIV License”). On September 12, 2019, GDS and Ortho filed a Notice of Arbitration in the U.S. District Court for the Northern District of Illinois. On October 3, 2019, Abbott terminated the HIV License and filed for declaratory relief seeking to invalidate the licensed patent. GDS filed motions to dismiss and to compel arbitration, but the Court continued all pending motions and referred the parties to a Magistrate for a mandatory settlement conference. On the February 5, 2020, the parties attended a mandatory settlement conference ordered by the District Judge, with the magistrate judge presiding. No satisfactory settlement was reached. On March 16, 2020, GDS and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing was on June 15-16, 2020, and the arbitrator awarded $4 million to GDS/Ortho. The court litigation is continuing. Abbot’s motion to dismiss was denied December 1, 2020. Fact discovery concluded on October 25, 2021. Expert Discovery was concluded on October 14, 2022, and the parties filed dispositive motions, including a motion for summary judgement by Abbott and an opposition filed by GDS. The Court in pertinent part denied Abbott’s motion for summary judgement. GDS and Ortho contend that the patent is valid and they believe that Abbott will be unsuccessful in its Declaratory Relief action. A mediation meeting took place on January 31, 2024, without success. We have scheduled a status conference to discuss the matter again and set further trial and pre-trial hearings. We expect trial is expected to take place in late 2024 or early 2025.

See Note 29(e) to our annual consolidated financial statements included in this annual report for additional information regarding the legal proceedings in which we are involved.

Antitrust Approval of Biotest Pharmaceuticals Corporation Acquisition

In August 2018, the FTC issued a consent order which allowed the acquisition of 24 donor centers and required the divestiture of three centers to Kedrion. The consent order requires annual reports to be made to the FTC for a period of 10 years. We have delivered each annual compliance report since we completed the acquisition and there has been no further action by the FTC.

CFIUS Approval on certain transactions

In September 2019, as a consequence of the share exchange agreement we entered with Shanghai RAAS, Grifols and the Committee on Foreign Investments in the United States (“CFIUS”) entered into a National Security Agreement to ensure the protection of certain data obtained as required from donors of human source plasma collected in the United States and maintained in donor management systems (“DMS”), and pursuant to this agreement, we are obligated to make bi-annual compliance reports to CFIUS. The most recent report was filed and accepted in February 1, 2024 and the next report is due to be filed in August 2024.

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law. The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries. This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €23.9 million at December 31, 2023.

During 2023, no dividend was paid. As mentioned above, the Board has not proposed the distribution of dividends to shareholders at the upcoming annual general meeting of shareholders.

Class B Shares

Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Class B share, if the aggregate preferred dividend does not exceed the distributable profits for that year and provided that the distribution of dividends has been approved by our shareholders. In any given fiscal year, we will pay a preferred dividend to the holders of the Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of Class A shares. The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained during that fiscal year. During 2023, no dividend was paid.

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

Our Class B ADSs have been listed and traded on the NASDAQ Global Select Market under the symbol “GFRS” since June 2, 2011.

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia. The majority of the transactions conducted on them are done through the Spanish Automated Quotation System. During 2023, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

There is a pre-opening session held from 8:30 a.m. to 9:00 a.m. CET (UTC+1) each trading day, during which orders are placed. The computerized trading hours are from 9:00 a.m. to 5:30 p.m. CET (UTC+1). Each session ends with a five-minute auction, between 5:30 and 5:35 p.m. CET (UTC+1), with a random closedown of 30 seconds. The price resulting from each auction is the closing price of the session.

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

Moreover, there is a block market (el mercado de bloques) allowing for block trades between buyers and sellers from 9:00 a.m. to 5:30 p.m. CET (UTC+1) during the trading session. Under certain conditions, this market allows cross-transactions of trades at prices different from prevailing market prices. Trading in the block market is subject to certain limits with regard to price deviations and volumes.

Between 5:40 p.m. and 8:00 p.m. CET (UTC+1), certain trades may occur benefiting from an exemption to the pre-trade transparency requirements.

Clearance and Settlement System

Until April 1, 2003, transactions carried out on the Spanish Stock Exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (whose commercial name is Iberclear). Since April 1, 2003, the settlement and clearance of all trades on the Spanish Stock Exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (Mercado AIAF de Renta Fija) and the Market for Latin-American Stocks in Euros (Mercado de Valores Latinoamericanos en Euros) as well as any securities trading on other official regulated markets and multilateral trading systems that have appointed Iberclear for such purposes, have been made through Iberclear, which was formed as a result of a merger between the Servicio de Compensación y Liquidación de Valores, S.A and Central de Anotaciones del Mercado de Deuda Pública, which was managed by the Bank of Spain.

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

Law 6/2023, of March 17, 2023, approved the Securities Market Act, repealing the former securities market act from 2015. The new Securities Market contains certain adjustments in relation to the 2015 legislation meant to improve its organization and eliminate a number of inconsistencies. In order to develop the Securities Market Act, the following regulations were approved: (i) Royal Decree 813/2023, on the legal regime of investment services companies and other entities that provide investment services (effective on November 29, 2023); (ii) Royal Decree 814/2023, on financial instruments, admission to trading, registration of negotiable securities and market infrastructures (effective on November 29, 2023, except for the provision contained in article 111, which entered into force on November 10, 2023); and (iii) Royal Decree 815/2023, in relation to the official registries of the National Securities Market Commission, cooperation with other authorities and supervision of investment services companies (effective on November 10, 2023).

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

At the general shareholders’ meeting held on June 10, 2022, the shareholders voted to amend our Articles of Association and regulations of the general shareholders’ meeting in order to conform their wording to the latest amendments of the Spanish corporate law rules and regulations, with amendments regarding (1) the right to attend, proxy granting and representation at the general shareholders’ meeting and the casting of votes through distance voting systems; (2) the remuneration of the Board of Directors; (3) the Audit Committee and annual accounts; (4) the information rights available for shareholders prior to the holding of the general meeting; and (5) the virtual attendance, distance voting and the minutes of the general shareholders’ meeting.

At the general shareholders’ meeting held on June 16, 2023, the shareholders voted to amend our Articles of Association in order to include the delivery of shares or shares options or amounts referred to the value of the shares, as remuneration to directors for the performance of executive duties.

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

As of December 31, 2023, our share capital was €119,603,705 and comprised:

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

426,129,798 Class A Shares are currently issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are currently issued and outstanding with a par value of €0.05 per share. As of December 31, 2023, our total share capital stands at €119,603,705.

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

Acquisitions

For a summary of the material terms of our acquisitions substantially completed in 2023, 2022 and 2021, see Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions.”

D.	Exchange Controls

Restrictions on Foreign Investment

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. Law 19/2003, of July 4, 2003, as amended, updated Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and nonresidents unless they fall within the scope of article 7 bis of Law 19/2003, enacted in December 2022 through Royal Decree-Law 20/2022, or - solely with respect to investments in the defense sector - article 11 of Royal Decree 664/1999, of April 23, 1999.

The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish government to take measures which are justified on grounds of public policy or public security and public health. Article 7 bis of Law 19/2003 establishes a screening mechanism for certain investments made by non-E.U. and non-EFTA residents, based on public order, public health and public security reasons. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party.

Violating the screening mechanism can invalidate transactions, with fines up to the value of the investment. Non-Spanish foreign investors, excluding those in tax havens, must notify the Spanish Registry of Foreign Investments post-investment for statistical purposes (as established in Royal Decree 571/2023, of July 4). Residents of tax havens require prior and subsequent notifications, except in specific cases. Additional regulations apply to certain industries such as air transportation, mining, and defense-related activities. E.U. residents are generally exempt from these restrictions, except in defense-related sectors and the manufacturing of weapons and explosives for non-military purposes.

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

Spanish Refund Procedure

According to Royal Decree 1776/2004, of July 30, 2004, as amended, which further develops the Royal Legislative Decree 5/2004 on the Non-Resident Income Tax Law, a refund of the amount withheld in excess of the rate provided by the Treaty can be obtained from the relevant Spanish tax authorities. An eligible U.S. Holder may pursue the refund claim by filing all of the following:

●	a Spanish 210 Form;
●	the certificate from the IRS referred to above in “—Taxation of Dividends;” and
●	evidence that non-resident income tax was withheld with respect to it.

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

Solidarity Tax on Large Fortunes

On December 29, 2022, a new solidarity tax on large fortunes came into force, meant to be supplementary to the wealth tax described above. The new solidarity tax is a direct and personal tax levied on individuals with a net wealth above €3.0 million as of December 31 of each year. Non-Spanish residents would be subject to this tax only taking into account their Spanish net wealth. This new tax is consistent with the provisions of the Spanish wealth tax in most essential aspects (such as exemptions, taxable and net taxable bases, tax rates and limit on amount of tax payable). The solidarity tax had been designed to be temporary and remain in force for two calendar years (i.e. 2022 and 2023), although the law included a review clause allowing the legislator to assess whether to extend it at the end of the initial period. Following publication of the recent Royal Decree-Law 8/2023, the solidarity tax has been extended indefinitely (with effects starting in 2024), until the wealth tax is revised in the context of the autonomous community finance system. In order to avoid double taxation, the rules applicable to the new solidarity tax allows individuals to deduct amounts already paid as Spanish wealth tax from their total payable solidarity tax

Spanish Inheritance and Gift Taxes

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

United States Federal Income Tax Considerations

Taxation of Dividends

U.S. Holders

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. Holder, the gross amount of any dividend (including any preferred dividends on our Class B shares) we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. Holder, dividends (including any preferred dividends on our Class B shares) paid to you that constitute qualified dividend income will be taxable to you at a maximum tax rate of 20%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay (including any preferred dividends on our Class B shares) with respect to the shares or ADSs generally will be qualified dividend income.

With respect to any dividends we pay (including any preferred dividends on our Class B shares) you must include any Spanish tax withheld from the dividend payment in the gross amount of such dividend even though you do not in fact receive it. Dividends are taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive such dividends, actually or constructively. Such dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of a dividend distribution that you must include in your income as a U.S. Holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include a dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the shares or ADSs and, thereafter, as capital gain.

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

Medicare Contribution Tax on Unearned Income

A U.S. Holder that is an individual is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder that is an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s undistributed “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s adjusted gross income for the taxable year over the amount at which the highest tax bracket begins for that taxable year ($14,450 for 2023). A U.S. Holder’s net investment income will generally include, among other items, the amount of gross dividend income and the amount of any net gains from such U.S. Holder’s disposition of your shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to income and gains in respect of their investment in the shares or ADSs.

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

Payment of the proceeds from the sale of shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

●	the proceeds are transferred to an account maintained by you in the United States;
●	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or
●	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

●	a United States person;
●	a controlled foreign corporation for United States federal income tax purposes;
●	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or
●	a foreign partnership, if at any time during its tax year:
●	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, which in the aggregate hold more than 50% of the income or capital interest in the partnership, or
●	such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

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

See Note 30 to our audited consolidated financial statements included in this annual report on Form 20-F on page F-110.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2023 and 2022, equity would have increased by €820.6 million and €892.8 million, respectively, and profit would have decreased by €20.6 million and €17.4 million, respectively. This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the U.S. dollar against the euro at December 31, 2023 and December 31, 2022 would have had the opposite effect for the amounts shown above, all other variables being held constant.

We use hedge accounting to partially hedge our currency risk exposure. See Note 30(d) to our audited consolidated financial statements included in this annual report on Form 20-F on page F-119.

Interest Rate Risk

Our interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose us to cash flow interest rate risks. The purpose of managing interest rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

As of December 31, 2023, $2.3 billion and €2.0 billion of our indebtedness had a variable rate (SOFR or EURIBOR, respectively). This variable-rate debt represented 39.0% of our total debt at December 31, 2023 (37.0% at December 31, 2022) and includes mainly senior secured debt. See Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Company and Our Business—We are susceptible to interest rate variations.”

As of the date of this annual report, we are not participating in interest rate hedges of Euros or U.S. dollars. In previous years, the fair value of interest rate swaps, contracted to reduce the impact of increases in variable interest rates (SOFR and EURIBOR), were accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

If the interest rate had been 100 basis points higher at December 31, 2023, the interest expense would have increased by €34.1 million. A 100 basis points decrease in interest rates at December 31, 2023 would have had the opposite effect for the amounts shown above. As we do not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees. It has covered all such expenses incurred by us during 2023 for an amount of $2.2 million. The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

GLOSSARY OF TERMS

“340B Program” means the federal health care program established by Section 340B of the PHS Act, which requires manufacturers participating in Medicaid to agree to provide outpatient drugs to covered entities, including a variety of community health clinics and certain other entities that receive certain governmental health care grants, as well as hospitals that serve a disproportionate share of certain low income individuals, certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers, at significantly reduced prices.

“AAT” means alpha1-antitrypsin, a protein that protects the lungs.

“ACA” refers to the U.S. Affordable Care Act and the companion Healthcare and Education Reconciliation Act, each enacted in March 2010, as amended.

“AlphaID” is a free cheek swab to test for alpha-1 deficiency in patients.

“AEMPS” refers to the Spanish Agency of Medicines and Medical Products.

“AMP” means generally the average manufacturer price, as defined based on methodologies set forth in federal regulations, that wholesalers and other large purchasers pay manufacturers for certain outpatient prescription drugs covered by Medicaid, and is used, among other things, to help calculate the rebates paid by certain drug manufacturers that are shared by the U.S. and state governments for Medicaid-covered outpatient drugs.

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

“Best Price” means generally the lowest price, as defined based on methodologies set forth in federal regulations, available from a manufacturer for certain outpatient drugs reimbursed by Medicaid, with respect to specified purchasers, such as wholesalers, retailers, health care providers and other designated entities. Best Price is used, among other things, among other things, to help calculate the rebates paid by certain drug manufacturers that are shared by the U.S. and state governments for Medicaid-covered outpatient drugs.

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

“FSS” refers to the Federal Supply Schedule, a schedule managed by the U.S. Department of Veterans Affairs, which makes available discounted drug pricing for authorized government users.

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

“HHS” refers to the U.S. Department of Health and Human Services.

“HIPAA” refers to the U.S. Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations promulgated thereunder, a U.S. health information privacy, security and breach notification.

“HIV” refers to the human immunodeficiency virus.

“HRSA” means the Health Resources & Services Administration, the subagency of HHS responsible for, among other things, oversight of the 340B Program. HRSA is primarily responsible for ensuring access to health care services for people who are uninsured, including through grant funding programs.

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

“Medicare” is a U.S. federal health insurance program for individuals 65 years old and over and certain younger individuals with disabilities.

“Medicare Part B” is a portion of the Medicare program generally which provides fee-for-service reimbursement for medical services such as by physicians and other health care practitioners, and certain outpatient services, equipment, supplies, and certain drugs, including physician-administered drugs and drugs provided in the hospital outpatient setting.

“Medicare Part D” is a portion of the Medicare program generally which includes optional coverage for brand name and generic prescription drugs dispensed to Medicare beneficiaries, generally by retail pharmacies. Like, Medicare Part C, Medicare Part D is offered by private health insurance companies that are contracted with Medicare. Individuals enrolled in Medicare Part D generally can choose to receive benefits through stand-alone prescription drug plans, or through Medicare Part C prescription drug plans that provide integrated medical coverage, including drugs.

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

“Orphan drug” is a pharmaceutical agent that has been developed specifically to treat a rare medical condition, the condition itself being referred to as an orphan disease. The assignment of orphan status to a disease and to any drugs developed to treat it is a matter of public policy in many countries, and has resulted in medical breakthroughs that may not have otherwise been achieved due to the economics of drug research and development The Orphan Drug Act (ODA) of January 1983, passed in the United States, with lobbying from the National Organization for Rare Disorders, is meant to encourage pharmaceutical companies to develop drugs for diseases that have a small market. Under the law, companies that develop such a drug (a drug for a disorder affecting fewer than 200,000 people in the United States) may be granted seven years of market exclusivity, and may get clinical trial tax incentives.

“Open Payments Program” imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to payments or other transfers of value made to certain U.S. covered healthcare practitioners, such as physicians, and to academic medical centers, and with regard to certain ownership interests held such practitioners in reporting entities.

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

Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officers and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act ) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were not effective due to the material weaknesses described below.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, they used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on their assessment under these criteria, our management believes that, as of December 31, 2023, our internal control over financial reporting was not effective because of the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified a material weakness related to information technology general controls (“ITGCs”), specifically the identification of risks, ineffective design and implementation and insufficient training of individuals to operate controls in the areas of user access and program change-management over certain information technology (IT) systems that support the Company’s financial reporting processes. As a result of these deficiencies, the related process-level IT dependent manual and automated application controls were deemed ineffective because they could not be relied upon.

Management has also identified a material weakness related to the identification of risks related to certain routine or recurring manual journal entries, resulting in a lack of controls over the review and approval of those journal entries.

The Company’s independent registered public accounting firm, KPMG Auditores, S.L. has issued an adverse audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, which appears in Item15.C of this annual report on Form 20-F. KPMG Auditores, S.L. has issued an unqualified opinion on our financial statements, which is included in page F-3 of this annual report on Form 20-F.

The material weaknesses did not result in any misstatements to the financial statements, and there were no changes to previously reported financial results. However, a reasonable possibility exists that material misstatements to the consolidated financial statements will not be prevented or detected on a timely basis.

C.Attestation Report of the Registered Public Accounting Firm

KPMG Auditores, S.L., an independent registered public accounting firm, who also audits the Group’s consolidated financial statements for 2023, has audited the effectiveness of Grifols S. A.’s internal control over financial reporting, and has issued an adverse audit report thereon, which is included on page F-6 of this annual report on Form 20-F.

D.Changes in Internal Control over Financial Reporting

Except for the material weaknesses in ITGCs and manual recurring journal entries described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. After December 31, 2023, we began the remediation efforts described below.

Remediation Plan

Management is committed to the remediation of the material weaknesses described above, as well as the continued improvement of our internal control over financial reporting. In order to remediate the material weaknesses, our management, supported by IT governance external specialists and under the oversight of the Audit Committee, has initiated measures intended to remediate the material weaknesses and strengthen our internal controls over financial reporting including, but not limited to: (1) developing and deploying a training program regarding the operation and importance of ITGCs and policies, including educating control owners on the principles and requirements of each control, with a focus on controls involving user access to IT systems and change management of IT systems that support financial reporting processes; (2) developing and maintaining documentation of ITGCs to facilitate knowledge transfer in the event of personnel and function changes; (3) developing enhanced risk assessment procedures and controls related to changes in IT systems to improve the identification of financially relevant applications and the selection, development, and monitoring of control activities and procedures; (4) redefining roles and responsibilities to improve the operation, assurance, and oversight of ITGCs, enhancing communication and coordination with business areas, and creating a dynamic, responsive environment; (5) enhancing quarterly reporting on the remediation measures to the Audit Committee of the Board of Directors; and (6) developing and deploying an automated approval workflow for park and post management review step for manual journal entries that will strengthen controls over the aforementioned procedures.

While we are taking steps to implement our remediation plan, the material weaknesses will not be considered remediated until the enhanced controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are operating effectively. We will monitor the effectiveness of the remediation plan and refine the remediation efforts as appropriate. As we continue to validate and test our internal control over financial reporting, we may determine that additional measures or modifications to the remediation plan are necessary or appropriate.

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

If the Code of Conduct for Grifols’ Employees is amended, or if a waiver is granted, we will disclose such amendment or waiver on our website.

Item 16.CPRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to KPMG Auditores, S.L., our principal accountants, for services performed in the years 2023 and 2022:

	2023	2022

	(in thousands of euros)
Audit services	1,832	1,778
Other assurance services(1)	571	560
Total	2,403	2,338
(1)	These are fees paid for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors. Other assurance services include limited reviews of the interim financial statements and the audit of the financial statements under applicable accounting standards.

The table below sets forth the total fees paid to other member firms of the KPMG international organization, for services performed in the years 2023 and 2022, and breaks down these amounts by category of service:

	2023	2022

	(in thousands of euros)
Audit services	3,779	4,115
Other assurance services(1)	1,380	1,013
Tax advisory services	4	3
Other fees(2)	127	206
Total	5,290	5,337
(1)	These are fees paid for assurance services or other work traditionally provided to us by external audit firms in their role as statutory auditors. Other assurance services include limited reviews of the interim financial statements and the audit of the financial statements under applicable accounting standards.
(2)	All other fees primarily relate to the review of non-financial information.

The table below sets forth the total fees paid to other auditors for services performed in the years 2023 and 2022, and breaks down these amounts by category of service:

	2023	2022

	(in thousands of euros)
Audit fees	229	84
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	229	84

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

Item 16.EPURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not repurchase any of our equity securities during the year ended December 31, 2023.

As of December 31, 2023, we held 3,944,430 Class A shares and 4,518,199 Class B shares in treasury. During 2023, we delivered 681,585 Class B treasury shares to eligible employees as compensation for the Restricted Share Unit Retention Plan, of which 50,784 were given to Grifols, S.A. employees. See Note 29 to our audited consolidated financial statements included in this annual report on page F-104.

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

Item 16.FCHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

The term of office of KPMG Auditores, S.L., statutory auditor of the Company for the fiscal year ended December 31, 2023, cannot be extended because it reached the maximum legal duration. During our annual shareholders’ meeting held on June 16, 2023, we appointed Deloitte, S.L. as statutory auditor of the Company’s consolidated annual accounts for a term of three years, starting on January 1, 2024. Such appointment will therefore comprise the audit of the annual accounts for the fiscal years ending on December 31, 2024, 2025 and 2026.

The selection procedure of the auditors to be appointed by the general shareholders’ meeting in 2023 was overseen by the Audit Committee, following which a recommendation to the Board of Directors was issued. The Board of Directors approved our Audit Committee’s recommendation and decided to propose the appointment of Deloitte, S.L. as statutory auditor. Consequently, the Board of Directors proposed to the general shareholders’ meeting held on June 16, 2023 to appoint Deloitte, S.L. as new statutory auditor for a three-year term.

The report of KPMG Auditores, S.L. on the consolidated financial statements for each of the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles other than the material weaknesses in our internal control over financial reporting disclosed in Item 15 of this annual report due to ineffective information technology general controls in the areas of user access and program change-management over certain information technology systems that support our financial reporting processes. In addition, during each of the years ended December 31, 2023 and 2022:

●	there were no “disagreements” (as that term is described in Item 16.F (a)(1)(iv) of the Instructions to Form 20-F and the instructions to Item 16.F) between Grifols and KPMG Auditores, S.L. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to KPMG Auditores, S.L.’ satisfaction, would have caused KPMG Auditores, S.L. to make reference to the subject matter of the disagreement(s) in connection with its report; and
●	there were no “reportable events” (as that term is defined in Item 16.F (a)(1)(v) of the Instructions to Form 20-F).

We have provided KPMG Auditores, S.L. with a copy of the foregoing disclosure and have requested that they furnish us with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of KPMG Auditores S.L.’s letter, dated April 19, 2024, in which KPMG Auditores, S.L. states that they agree with such disclosure, is filed herewith as Exhibit 15.1.

Item 16.GCORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2023) and those followed by NASDAQ-listed U.S. domestic issuers.

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

Notwithstanding the above, Grifols will continue to apply the internal code of conduct for securities markets that was approved by the Board in its meeting held on October 28, 2016, in order to prevent insider trading, misconduct, and to control possible conflicts of interest. The Internal Code of Conduct on Matters Related to the Securities Market is included in this annual report as Exhibit 11.1.

Additionally, the Board Regulations set out in detail the directors’ main obligations relating to conflicts of interest concerning business opportunities, use of Grifols’ assets, confidentiality and non-competition. Although not mandatory under Spanish laws, the Board of Directors also approved the Code of Conduct for Grifols Employees. Both the Both the Board Regulations and the Code of Conduct for Grifols Employees, which do not form part of this annual report on Form 20 F, are publicly available at www.grifols.com.

Item 16.HMINE SAFETY DISCLOSURE

Not applicable.

Item 16.IDISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16.JINSIDER TRADING POLICIES

We have policies and procedures in place governing the purchase, sale and other dispositions of our securities by directors, senior management and employees. Our insider trading policy and procedures is included in our Internal Code of Conduct in Matters Relating to The Securities Market that is attached to this annual report as Exhibit 11.1.

Item 16.KCYBERSECURITY

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and is designed to facilitate coordination across different departments of the Grifols Group in the handling of such cybersecurity threats and incidents. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and, as later explained in greater detail, informing management and our Board of Directors of material cybersecurity threats and incidents. Our cybersecurity risk management program is regularly updated to align with industry best practices established by internationally accepted security standards and its effectiveness in mitigating the risks that the we are exposed to is periodically assessed.

As cyberattacks evolve and become more sophisticated, we have strengthened our prevention and monitorization efforts. During the past few years, we ramped up cybersecurity and information security measures with the aim to ensure an adequate protection of our information and the assets supporting business processes. In September 2023, we appointed Miguel Louzan as our first Chief Digital Information Officer (“CDIO”). In this new role for our business, our CDIO is tasked with accelerating our companies’ use of digital platforms, data science and new technologies to transform and strengthen critical business activities such as relationships with plasma donors and customers as well as manufacturing operations, the development of new therapeutics and cybersecurity. Accordingly, our CDIO focuses on greater application of artificial intelligence, point-of-contact technologies and other automation tools that will help protect us against cybersecurity risks effectively and efficiently.

On November 16, 2023, we adopted our Cybersecurity Policy, which sets forth the principles of our cybersecurity strategy:

●	Maintain robust, updated, and resilient systems for processing of personal information, supported by encryption, anonymization, and other relevant measures;

●	Define a systematic approach for the continuous identification and assessment of cybersecurity risks, including third party risks, as well as for the response to any cybersecurity incident;
●	Implement security measures to protect the confidentiality, integrity and availability of information systems and associated processes (including information systems managed by third parties), and continuously monitor their effectiveness to ensure ongoing improvement;
●	Implement procedures and invest in tools to facilitate agile adaptation to changing conditions in the technological environment;
●	Ensure that effective response and recovery programs are in place, encompassing people, processes, information systems and technology to: detect, assess, respond within a reasonable time frame to, remedy and, if necessary pursuant to applicable legislation, disclose to investors actual or potential cybersecurity incidents and threats; effectively recover from cybersecurity incidents; escalate cybersecurity incidents to management and the cybersecurity team; and notify authorities of any incidents as required by applicable laws and regulations;
●	Maintain a highly qualified cybersecurity team, comprised of management, information technology and legal personnel, by defining adequate hiring criteria and establishing rigorous training plans;
●	Ensure training is provided to employees, executives and directors regarding cybersecurity risks, and protection of sensitive and personal data. Training shall include protecting against phishing attacks, guidance on the use of email, internet, and social media to ensure sensitive information is appropriately handled and protected and the escalation process for employees to follow in the event of an identified cybersecurity incident or threat; and
●	Collaborate with peer companies, industry associations and government agencies to share best practices and effective solutions against cybersecurity threats.

We have adopted security measures in the past few years intended to: (i) ensure end-to-end protection of business processes, considering logical and physical security, privacy and fraud management concerns, (ii) ensure compliance with the security and privacy by design principles; and (iii) improve client access control and authentication services related to online services, from a security and user experience perspective, including by enhancing the use of facial biometrics, behavioral biometrics, advanced analytics models and the implementation of dynamic card verification values.

Further, system monitoring capabilities, as well as incident prevention, detection and response capabilities have also been strengthened through the use of integrated information sources, improved analytical capabilities and automated platforms, improving information security management from a preventive and proactive approach. We routinely review, reinforce and tests our security processes and procedures through simulation exercises in the areas of physical security and digital security. Specialized teams periodically perform security technical tests in order to detect and correct possible security vulnerabilities. These tests include technical tests of technological platforms as well as malicious users’ simulated attacks. The outcome of such exercises is a fundamental part of a feedback process designed to improve the our cybersecurity strategies. We are further evolving our cybersecurity tools and platforms to be able to respond to new threats generated by artificial intelligence and other new technologies. We are also expanding our active cybersecurity monitoring to additional industrials and IOT areas.

In addition, we continuously carry out training and awareness initiatives related to security and privacy, promoting training and awareness campaigns for our employees, clients and society. Some of the topics covered include protection of personal information, secure password management, device protection (laptops, smartphones, etc.), social engineering (phishing, smishing, vishing), malware and other technical attacks detection, detection of scams, security on online purchases and how to react if there is a security incident.

In 2023, we did not identify any cybersecurity threats that materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see Item 3 of Part I, “D. Risk Factors—Risks Relating to the Company and Our Business—Cyber-attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability and reputational damage.”

Governance

Our Board of Directors, through the Audit Committee, is responsible for supervising and evaluating the efficiency of the control and management on cybersecurity. Our Internal Audit and Enterprise Risk Management Department supports the Audit Committee in the fulfilment of this responsibility, which includes oversight of our threat landscape, posture, performance, and strategy related to cybersecurity. The Audit Committee is also charged with overseeing the cybersecurity incident trends and potentially significant incidents that have been handled.

To support the deployment of the principles of our cybersecurity strategy and processes, in addition to appointing our CDIO, we have created and implemented the Information Security Process and Management System (the “ISMS”). The ISMS is based on the appropriate definition of objectives, roles and responsibilities, policies and procedures, and technology to: (i) identify cybersecurity threats and related risks; (ii) protect critical assets; (iii) detect and respond to cybersecurity threats and cybersecurity incidents; and (iv) recover business services due to a cybersecurity incident.

Our Head of the Information Security Office (“ISEC”) reports to the CDIO and has the authority to develop and implement the our cybersecurity policies, standards, procedures, and oversee the implementation and effectiveness of the ISMS. To that end, we are in. the process of selecting and appointing the members for the new Global Cybersecurity Committee. This committee will facilitate the alignment of cybersecurity initiatives with business objectives; ensure global coverage of the ISMS; collaborate in the prioritization and execution of security initiatives and projects; and promote a culture of protection against cybersecurity threats throughout the Grifols Group entities. This committee will be comprised of representatives of business units, information technology and legal personnel, as well as operations and services areas.

The Head of Internal Audit shall update the Audit Committee, at least twice per year, regarding the control and management on cybersecurity. For these updates the Audit Committee may require the assistance of the CDIO and/or the Head of the ISEC.

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

2.1

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636) filed on July 12, 2012)

2.2

Amendment No. 2 to Deposit Agreement dated as of December 30, 2020 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

2.3

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed on March 9, 2011)

2.4

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed on May 18, 2009)

2.5

Senior Notes Indenture, dated as of April 26, 2017, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, on 2018)

Form of 3.200% Senior Note (incorporated herein by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2018)

2.6

First Supplemental Indenture, dated as of August 6, 2021, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

2.7

Supplemental Indenture, dated as of April 21, 2022, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., Grifols Escrow Issuer, S.A.U. and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.7 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

Exhibit Number	Description

2.8

Supplemental Indenture, dated as of April 25, 2022, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., Grifols Biotest Holdings GmbH and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.8 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

2.9

Supplemental Indenture, dated as of July 21, 2023, relating to the 3.20% Senior Notes due 2025, between Grifols S.A., Grifols Biotest Holdings GmbH and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.10

Senior Notes Indenture, dated as of November 15, 2019, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

Form of 1.625% Senior Note due 2025 (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

Form of 2.250% Senior Note due 2027 (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

2.11

First Supplemental Indenture, dated as of August 6, 2021, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.8 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

2.12

Supplemental Indenture, dated as of April 21, 2022, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., Grifols Escrow Issuer, S.A.U. and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.11 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

2.13

Supplemental Indenture, dated as of April 25, 2022, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., Grifols Biotest Holdings GmbH and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.12 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

2.14

Supplemental Indenture, dated as of July 21, 2023, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.14

Senior Notes Indenture, dated as of October 5, 2021, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols Escrow Issuer, S.A.U., Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

Form of dollar 4.750% Senior Note due 2028 (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

Form of euro 3.875% Senior Note due 2028 (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

2.15

Supplemental Indenture, dated as of April 21, 2022, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols S.A., Grifols Escrow Issuer, S.A.U., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.14 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

Exhibit Number	Description

2.16

Supplemental Indenture, dated as of September 28, 2022, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols Escrow Issuer, S.A.U., Grifols Biotest Holdings GmbH and BNY Mellon Corporate Trustee Services Limited, as trustee(incorporated herein by reference to Exhibit 2.15 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

2.17

Supplemental Indenture, dated as of July 21, 2023, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols S.A., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

4.1

Credit and Guaranty Agreement, dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

4.2

First Amendment, dated as of August 13, 2021, to the Credit and Guaranty Agreement dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent (incorporated herein by reference to Exhibit 4.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

4.3

Counterpart Agreement, dated as of April 21, 2022, between Grifols Escrow Issuer, S.A.U. and Bank of America, N.A., as administrative agent and collateral agent (incorporated herein by reference to Exhibit 4.3 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

4.4

Counterpart Agreement, dated as of April 25, 2022, between Tiancheng (Germany) Pharmaceutical Holdings AG (predecessor-in-interest to Grifols Biotest Holdings GmbH) and Bank of America, N.A., as administrative agent and collateral agent (incorporated herein by reference to Exhibit 4.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

4.5

Amended and Restated Counterpart Agreement, dated as of September 28, 2022, between Grifols Biotest Holdings GmbH and Bank of America, N.A., as administrative agent and collateral agent (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

4.6

Second Amendment, dated as of May 3, 2023, to the Credit and Guaranty Agreement dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent*

4.7	Description of Securities (incorporated herein by reference to Exhibit 4.7 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-1 of this annual report on Form 20-F)

10.1

Plasma Supply Agreement, dated as of February 5, 2019, among Grifols, S.A., Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema AG (incorporated herein by reference to Exhibit 10.1 of our Annual Report on Form 20-F/A (File No. 001-35193) filed on April 23, 2019)

11.1	Internal Code of Conduct of Grifols, S.A. in Matters Relating to the Securities Market*

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

Exhibit Number	Description

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Letter from KPMG Auditores, S.L. pursuant to Item 16.F*

97.1	Executive Compensation Clawback Policy*

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRIFOLS, S.A.

	By:	/s/ Thomas Glanzmann
Name: Thomas Glanzmann
Title: Executive Chairperson of the Board of Directors

GRIFOLS, S.A.
Date: April 19, 2024.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2023 and 2022

SUMMARY

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2023 and 2022

SUMMARY

●	Appendices

	● Appendix I	Information on Group Companies, Associates and Others	F - 127
	● Appendix II	Operating Segments	F - 148
	● Appendix III	Changes in Other Intangible Assets	F - 150
	● Appendix IV	Movement in Rights of Use	F - 152
	● Appendix V	Movement in Property, Plant and Equipment	F - 154

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Grifols, S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the Company) as of 31 December 2023 and 2022, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and cash flows for each of the years in the three-year period ended 31 December 2023, and the related notes and Appendix I to V (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three year period ended 31 December 2023, in conformity with International Financial Reporting Standard as issued by the International Accounting Standard Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 19 April 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

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

Evaluation of the Diagnostic goodwill impairment analysis

As discussed in Notes 4 and 6 to the consolidated financial statements, the goodwill balance as of 31 December 2023 was Euros 6,802,127 thousand, of which Euros 2,679,357 thousand related to the Diagnostic cash generating unit (CGU). The Company calculates the recoverable amount of goodwill on an annual basis and whenever there is an indication that goodwill may be impaired.

We identified the evaluation of the goodwill impairment analysis for the Diagnostic CGU as a critical audit matter. Significant auditor judgment was required to evaluate the Company’s impairment test which was performed using a discounted cash flow model. The discounted cash flow model included assumptions related to sales projections for the Nucleic Acid Testing (NAT), the Blood Typing Solutions (BTS) and Clinical Diagnostics (CDx) lines of business, perpetual growth rate and the discount rate. Minor changes to these assumptions, could have a significant effect on the Company’s assessment of the carrying value of the goodwill.

The primary procedures we performed to address this critical audit matter included the following:

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment assessment process, including controls related to the determination of the fair value less costs of disposals/recoverable amount of the Diagnostic CGU, and the development of the sales projections of the NAT, BTS and CDx lines of business, perpetual growth rate and discount rate assumptions.

We involved a valuation professional with specialized skills and knowledge, who assisted in:

‒	Evaluating the Company’s perpetual growth rate for the Diagnostic CGU, by comparing it with publicly available market data for comparable entities.
‒	Evaluating the discount rate by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

We performed sensitivity analyses over the significant assumptions to assess their impact on the recoverable amount of the Diagnostic CGU.

We challenged the sales projections for the NAT, BTS and CDx business lines, by examining publicly available data of past experiences of the evolution of similar technologies and industry reports.

We evaluated the Company’s ability to forecast sales projections for the NAT, BTS and CDx business lines by comparing the historical projections to actual results and the business plans approved by the Company’s governing bodies.

Classification of assets held for sale of a 20% stake in Shanghai RAAS

As discussed in notes 2, 4 and 12 to the consolidated financial statements, on 29 December 2023, the Company reached an agreement with Haier Group Corporation (“Haier”) for the sale of a 20% stake in the associate Shanghai RAAS (SRAAS) for RMB 12.5 billion (approximately USD 1,800 million), which includes certain future commitments with the buyer. The closing of the transaction is subject to certain normal conditions such as the relevant regulatory approvals. The Company has classified the related interest held in SRAAS of Euros 1,433,867 as non-current assets held for sale.

We identified the assessment of the classification of the interest held in SRAAS as non-current assets held for sale as a critical audit matter. Specifically, a high degree of auditor judgment and specialized skills were required to evaluate management’s assessment of the probability of achieving the relevant regulatory approvals necessary for the sale to be completed.

The following are the primary procedures we performed to address this critical audit matter:

‒	we evaluated the design and tested the operating effectiveness of an internal control related to the classification of non-current assets held for sale; and
‒

we involved legal professionals with specialized skills and knowledge, who assisted in evaluating the probability of achieving the necessary regulatory approvals for the sale to be completed by assessing the legal confirmation received from the Company’s external legal counsel and performing further inquiries of the Company’s external legal counsel to evaluate their basis for conclusion.

KPMG Auditores, S.L.

We have served as the Company’s auditor since 1990

Barcelona, Spain

19 April 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Grifols, S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Grifols, S.A. and subsidiaries (the Company) internal control over financial reporting as of 31 December, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of 31 December, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 December, 2023 and 2022, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and cash flows for each of the years in the three-year period ended 31 December, 2023 and the related notes and Appendix I to V (collectively, the consolidated financial statements), and our report dated 19 April, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses have been identified and included in management’s assessment related to (i) identification of risks and ineffective design and implementation and insufficient training of individuals to operate controls related to information technology general controls (ITGCs); and (ii) identification of risks related to the review and approval of certain manual recurring journal entries. These material weaknesses did not result in any identified misstatements in the financial statements. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 31 December 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinions

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

KPMG Auditores, S.L.

Barcelona, Spain

19 April 2024

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2023 and 2022

(Expressed in thousands of Euros)

Assets	Reference	31/12/23	31/12/22
Goodwill	Note 6	6,802,127	7,011,909
Other intangible assets	Note 7	2,832,196	2,949,147
Rights of use	Note 8	945,240	897,552
Property, plant and equipment	Note 9	3,247,123	3,270,937
Investment in equity-accounted investees	Note 10	534,970	1,955,177
Non-current financial assets
Non-current financial assets measured at fair value		12,182	38,570
Non-current financial assets at amortized cost		164,494	582,175
Total non-current financial assets	Note 11	176,676	620,745
Other non-current assets	Note 10	145,522	—
Deferred tax assets	Note 28	305,295	174,923
Total non-current assets		14,989,149	16,880,390

Non-current assets held for sale	Note 12	1,433,867	4,969
Inventories	Note 13	3,459,277	3,201,357
Current contract assets	Note 14	47,751	35,154
Trade and other receivables
Trade receivables		645,113	608,688
Other receivables		74,933	73,181
Current income tax assets		47,213	56,782
Trade and other receivables	Note 15	767,259	738,651
Other current financial assets	Note 11
Current financial assets measured at fair value		23,644	12,629
Current financial assets at amortized cost		116,588	31,034
Total current financial assets	Note 11	140,232	43,663
Other current assets		73,942	81,814
Cash and cash equivalents	Note 16	529,577	547,979
Total current assets		6,451,905	4,653,587

Total assets		21,441,054	21,533,977

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2023 and 2022

(Expressed in thousands of Euros)

Equity and liabilities	Reference	31/12/23	31/12/22
Share capital		119,604	119,604
Share premium		910,728	910,728
Reserves		4,482,798	4,326,436
Treasury stock		(152,748)	(162,220)
Profit for the year attributable to the Parent		59,315	208,279
Total equity		5,419,697	5,402,827

Cash Flow hedges		998	(438)
Other comprehensive Income		(9,117)	(8,084)
Other comprehensive income from non-current assets held for sale		1,520	—
Translation differences		414,068	735,633
Other comprehensive expenses		407,469	727,111
Equity attributable to the Parent	Note 17	5,827,166	6,129,938
Non-controlling interests	Note 19	2,145,319	2,327,606
Total equity		7,972,485	8,457,544

Liabilities

Grants		13,807	15,123
Provisions	Note 20	116,925	110,063
Non-current financial liabilities	Note 21	10,033,604	9,960,562
Other non-current liabilities		—	15
Deferred tax liabilities	Note 28	988,629	1,034,823
Total non-current liabilities		11,152,965	11,120,586

Provisions	Note 20	47,806	56,339
Current financial liabilities	Note 21	1,023,614	795,686
Trade and other payables
Suppliers		813,114	731,918
Other payables		133,181	114,730
Current income tax liabilities		14,523	15,687
Total trade and other payables	Note 22	960,818	862,335
Other current liabilities	Note 23	283,366	241,487
Total current liabilities		2,315,604	1,955,847
Total liabilities		13,468,569	13,076,433

Total equity and liabilities		21,441,054	21,533,977

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

at 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

	Reference	31/12/23	31/12/22	31/12/21
Continuing Operations
Net revenue	Note 5 and 24	6,591,977	6,063,967	4,933,118
Cost of sales		(4,097,406)	(3,832,437)	(2,970,522)
Gross Margin		2,494,571	2,231,530	1,962,596
Research and development		(395,282)	(361,140)	(354,881)
Selling, general and administration expenses		(1,366,673)	(1,190,423)	(1,061,508)
Operating Expenses		(1,761,955)	(1,551,563)	(1,416,389)

Other Income		3,042	22,235	16,302
Profit of equity accounted investees with similar activity to that of the Group	Note 10	63,740	103,478	32,555
Operating Result		799,398	805,680	595,064
Finance income		62,326	33,859	11,551
Finance costs		(596,864)	(478,323)	(267,702)
Sale of assets at amortized cost	Note 15	(24,993)	(18,201)	(10,292)
Change in fair value of financial instruments		1,459	11,999	246
Exchange differences		(16,386)	7,725	(11,602)
Finance result	Note 27	(574,458)	(442,941)	(277,799)
Profit/(loss) of equity accounted investees	Note 10	(922)	(1,482)	33,188
Profit before income tax from continuing operations		224,018	361,257	350,453
Income tax expense	Note 28	(43,349)	(90,111)	(85,126)
Profit after income tax from continuing operations		180,669	271,146	265,327
Consolidated profit for the year		180,669	271,146	265,327
Profit attributable to the Parent		59,315	208,279	188,726
Profit attributable to non-controlling interest	Note 19	121,354	62,867	76,601

Basic earnings per share (Euros)	Note 18	0.09	0.31	0.28

Diluted earnings per share (Euros)	Note 18	0.09	0.31	0.28

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

	Reference	31/12/23	31/12/22	31/12/21
Consolidated profit for the year		180,669	271,146	265,327
Items that will not be reclassified to profit or loss
Items for reclassification to profit or loss
Translation differences		(427,633)	469,551	811,683
Equity accounted investees / Translation differences	Note 10	62,191	30,771	(95,939)
Other comprehensive income from non-current assets held for sale		1,520	—	—
Cash flow hedges - effective portion of changes in fair value		(20,807)	40,052	4,173
Cash flow hedges - amounts taken to profit or loss		22,722	(44,809)	—
Tax effect		(479)	1,189	(1,043)
Other		(1,033)	(7,215)	286
Other comprehensive income for the year, after tax		(363,519)	489,539	719,160

Total comprehensive income for the year		(182,850)	760,685	984,487
Total comprehensive income attributable to the Parent		(260,327)	600,038	797,762
Total comprehensive income attributable to non-controlling interests		77,477	160,647	186,725

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

at 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

	Reference	31/12/23	31/12/22	31/12/21
Cash flows from operating activities
Profit before tax		224,018	361,257	350,453
Adjustments for:		1,023,275	780,436	574,493
Amortization and depreciation	Note 26	441,918	407,864	359,767
Other adjustments:		581,357	372,572	214,726
(Profit) / losses on equity accounted investments	Note 10	(62,818)	(101,996)	(65,744)
Impairment of assets and net provision charges		100,943	69,982	64,091
(Profit) / losses on disposal of fixed assets	Notes 7, 8 and 9	7,182	(1,731)	1,196
Government grants taken to income		(10,260)	(16,440)	(5,608)
Finance cost / (income)		555,795	445,027	246,189
Other adjustments		(9,485)	(22,270)	(25,398)
Change in operating assets and liabilities		(369,608)	(609,219)	(140,908)
Change in inventories		(427,095)	(600,245)	(157,474)
Change in trade and other receivables		(53,140)	(80,170)	(16,806)
Change in current financial assets and other current assets		7,358	(9,010)	(7,075)
Change in current trade and other payables		103,269	80,206	40,447
Other cash flows used in operating activities		(669,402)	(543,341)	(187,063)
Interest paid	Note 21d	(528,942)	(350,387)	(155,120)
Interest received		13,747	4,054	407
Income tax paid		(158,854)	(196,436)	(30,595)
Other paid		4,647	(572)	(1,755)
Net cash from/used in operating activities		208,283	(10,867)	596,975
Cash flows from investing activities
Payments for investments		(418,202)	(2,073,480)	(876,678)
Group companies, associates and business units	Notes 3 and 10	(29,474)	(1,533,264)	(519,128)
Property, plant and equipment and intangible assets		(295,420)	(375,560)	(315,088)
Property, plant and equipment	Note 7	(209,538)	(266,491)	(247,373)
Intangible assets	Note 9	(85,882)	(109,069)	(67,715)
Other financial assets		(93,308)	(164,656)	(42,462)
Proceeds from the sale of investments		20,566	94,657	22,529
Group companies, associates and business units	Notes 3 and 10	0	91,373	20,399
Property, plant and equipment		5,430	3,284	639
Other financial assets		15,136	0	1,491
Net cash used in investing activities		(397,636)	(1,978,823)	(854,149)
Cash flows from financing activities
Proceeds from and payments for equity instruments		0	(3,459)	(125,703)
Payments for treasury stock		0	(3,459)	(125,703)
Proceeds from and payments for financial liability instruments		180,579	(177,372)	2,746,380
Issue		1,637,798	1,134,168	3,324,399
Redemption and repayment		(1,351,367)	(1,207,253)	(495,327)
Lease payments	Note 8 and 21d	(105,852)	(104,287)	(82,692)
Dividends and interest on other equity instruments		0	10,125	(247,498)
Dividends paid		0	(592)	(258,946)
Dividends received	Note 10	0	10,717	11,448
Other cash flows used in financing activities		5,466	(2,787)	(75,500)
Financing costs included in the amortized cost of the debt		0	0	(78,165)
Other amounts from / (used in) financing activities		5,466	(2,787)	2,665
Net cash from/(used in) financing activities		186,045	(173,493)	2,297,679
Effect of exchange rate fluctuations on cash		(15,094)	35,551	55,459
Net increase / (decrease) in cash and cash equivalents		(18,402)	(2,127,632)	2,095,964
Cash and cash equivalents at beginning of the year		547,979	2,675,611	579,647
Cash and cash equivalents at year end	Note 16	529,577	547,979	2,675,611

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

		Attributable to shareholders of the Parent
								Accumulated other comprehensive income				Equity
					Profit attributable				Other	Other comprehensive		attributable
		Share	Share		to	Interim	Treasury	Translation	comprehensive	income from non-current	Cash flow	to	Non-controlling
	Reference	Capital	Premium	Reserves	Parent	dividend	Stock	differences	income	assets held for sale	hedges	Parent	interests	Equity
Balance at 31 December 2020		119,604	910,728	3,776,932	618,546	—	(43,734)	(272,529)	(1,155)	—	—	—	1,611,663	6,720,055
Translation differences		—	—	—	—	—	—	605,620	—	—	—	605,620	110,124	715,744
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	3,130	3,130	—	3,130
Other comprehensive income		—	—	—	—	—	—	—	286	—	—	286	—	286
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	605,620	286	—	3,130	609,036	110,124	719,160
Profit/(loss) for the year		—	—	—	188,726	—	—	—	—	—	—	188,726	76,601	265,327
Total comprehensive income / (expense) for the year		—	—	—	188,726	—	—	605,620	286	—	3,130	797,762	186,725	984,487
Net change in treasury stock	Note 17 (d)	—	—	—	—	—	(120,455)	—	—	—	—	(120,455)	—	(120,455)
Acquisition / Divestment of non-controlling interests	Note 17 (c)	—	—	(1,611)	—	—	—	—	—	—	—	(1,611)	1,522	(89)
Other changes		—	—	(8,036)	—	—	—	—	—	—	—	(8,036)	82	(7,954)

Distribution of 2020 profit:
Reserves		—	—	618,546	(618,546)	—	—	—	—	—	—	—	—	—
Dividends		—	—	(252,443)	—	—	—	—	—	—	—	(252,443)	(6,503)	(258,946)
Interim dividend		—	—	—	-	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	356,456	(618,546)	—	(120,455)	—	—	—	—	(382,545)	(4,899)	(387,444)

Balance at 31 December 2021		119,604	910,728	4,133,388	188,726	—	(164,189)	333,091	(869)	—	3,130	5,523,609	1,793,489	7,317,098
Translation differences		—	—	—	—	—	—	402,542	—	—	—	402,542	97,780	500,322
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	(3,568)	(3,568)	—	(3,568)
Other comprehensive income		—	—	—	—	—	—	—	(7,215)	—	—	(7,215)	—	(7,215)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	402,542	(7,215)	—	(3,568)	391,759	97,780	489,539
Profit/(loss) for the year		—	—	—	208,279	—	—	—	—	—	—	208,279	62,867	271,146
Total comprehensive income / (expense) for the year		—	—	—	208,279	—	—	402,542	(7,215)	—	(3,568)	600,038	160,647	760,685
Net change in treasury stock	Note 17 (d)	—	—	—	—	—	1,969	—	—	—	—	1,969	—	1,969
Acquisition / Divestment of non-controlling interests	Note 17 (c)	—	—	—	—	—	—	—	—	—	—	—	373,468	373,468
Other changes		—	—	4,322	—	—	—	—	—	—	—	4,322	2	4,324
Distribution of 2021 profit:
Reserves		—	—	188,726	(188,726)	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	193,048	(188,726)	—	1,969	—	—	—	—	6,291	373,470	379,761

Balance at 31 December 2022		119,604	910,728	4,326,436	208,279	—	(162,220)	735,633	(8,084)	—	(438)	6,129,938	2,327,606	8,457,544

Translation differences		—	—	—	—	—	—	(321,565)	—	—	—	(321,565)	(43,877)	(365,442)
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	1,436	1,436	—	1,436
Other comprehensive income		—	—	—	—	—	—	—	(1,033)	—	—	(1,033)	—	(1,033)
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	1,520	—	1,520	—	1,520
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	(321,565)	(1,033)	1,520	1,436	(319,642)	(43,877)	(363,519)
Profit/(loss) for the year		—	—	—	59,315	—	—	—	—	—	—	59,315	121,354	180,669
Total comprehensive income / (expense) for the year		—	—	—	59,315	—	—	(321,565)	(1,033)	1,520	1,436	(260,327)	77,477	(182,850)
Net change in treasury stock	Note 17 (d)	—	—	—	—	—	9,472	—	—	—	—	9,472	—	9,472
Acquisition / Divestment of non-controlling interests	Note 17 (c)	—	—	(1,525)	—	—	—	—	—	—	—	(1,525)	325	(1,200)
Other changes	Note 10	—	—	(50,392)	—	—	—	—	—	—	—	(50,392)	(260,089)	(310,481)

Distribution of 2022 profit:
Reserves		—	—	208,279	(208,279)	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	156,362	(208,279)	—	9,472	—	—	—	—	(42,445)	(259,764)	(302,209)

Balance at 31 December 2023		119,604	910,728	4,482,798	59,315	—	(152,748)	414,068	(9,117)	1,520	998	5,827,166	2,145,319	7,972,485

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

(2)   Basis of Presentation

The consolidated financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated financial statements for 2023 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) which for Grifols Group purposes, are identical to the International Financial Reporting Standards as adopted by the European Union (IFRS-EU) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2023, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended.

At their meeting held on 17 April 2024 the Board of Directors of Grifols, S.A. authorized for issue the 2023 consolidated financial statements.

The consolidated financial statements are presented in thousands of Euros, which is the functional and presentation currency of the Parent.

These consolidated financial statements for 2023 show comparative figures for 2022 and voluntarily show figures for 2021 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for 2023, 2022 and 2021 and the consolidated balance sheet for 2023 and 2022, the effects of the application new standards described in note 2 must be taken into account.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2023 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

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

●	Determination of the fair value of assets, liabilities and contingent liabilities in relation to business combinations. The fair value methods used by the Group are detailed in note 3. During fiscal year 2023, there were no significant business combinations.
●	Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 6. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.
●	Evaluation of the capitalization of development costs (see note 4(d)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.
●	The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(q) and 28).
●	Determination of chargebacks made to certain customers in the United States (see note 4 (p)).
●	The assumptions used for the calculation of the fair value of financial instruments (see notes 3, 29 and 31).
●	Evaluation of whether Grifols controls a subsidiary or not, analyzing factors such as rights derived from contractual agreements, as well as actual and potential voting rights, considering for these purposes the potential voting rights held by Grifols exercisable at the closing date (see note 10 and 19).

In addition, the Group has considered as a relevant judgment the classification as a non-current asset held for sale of the 20% stake held in Shanghai RAAS Blood Products Co. Ltd.

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(b)   Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2023, 2022 and 2021, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

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

On the other hand, the Group holds the 75% of the share capital of Biotek America LLC (“ITK JV”), a company created as a result of a collaboration with Immunotek GH, LLC (Immunotek) with the aim of building and managing 28 plasma donor centers (see note 10). This collaboration has been integrated in these consolidated financial statements as a joint agreement.

The entities Haema AG, BPC Plasma, Inc. and Haema Plasma Kft., of which Grifols does not hold shares, but there exists control over them (see notes 3(d) and 19), have been fully consolidated.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence, it has been fully consolidated.

Changes in associates and jointly controlled entities are detailed in note 10.

Changes in subsidiaries

In 2023:

●	Grifols Escrow Issuer, S.A. and Gripdan Invest, S.L.

With effect as of 1 January 2023, Grifols Escrow Issuer, S.A., Gripdan Invest, S.L and Grifols, S.A. entered into a merger agreement, with Grifols, S.A. being the surviving company.

‘This operation has had no impact on the Consolidated Financial Statements.

●	Access Biologicals LLC. and Chiquito Acquisition Corp.

With effect as of 1 April 2023, Access Biologicals, L.L.C, Chiquito Acquisition Corp. and Grifols Bio Supplies, Inc. (formerly Interstate Blood Bank, Inc. (IBBI)) entered into a merger agreement, with Grifols Bio Supplies, Inc. being the surviving company.

‘This operation has had no impact on the Consolidated Financial Statements.

•	Goetech LLC

On 30 June 2023, the company Geotech LLC (D/B/A Medkeeper) has been dissolved.

This operation has had no impact on the Consolidated Financial Statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

•	Kiro Grifols, S.L.

On 27 July 2023, Grifols reached an agreement to acquire the remaining 10% of shares of Kiro Grifols, S.L. for a total amount of Euros 1,161 thousand.

•	AlbaJuna Therapeutics, S.L.

On 9 October 2023, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited, Inc., reached an agreement to acquire the remaining 51% of shares of AlbaJuna Therapeutics, S.L. for a total amount of 1 Euro (see note 3 (b)).

•	Biotest (U.K.), Ltd.

On 1st June 2023, Grifols U.K., Ltd. reached an agreement with Biotest AG to acquire the total shares of Biotest (U.K. Ltd.) for a total amount of Euros 20,079 thousand. With effect 1st November 2023, Biotest (U.K., Ltd.) has transferred its net assets to Grifols U.K., resulting in an amalgamation.

The following companies were formed during 2023 and became part of the Grifols Group consolidated:

●	Biomat Holdings, LLC
●	Canada, Inc. (subsequently changed its name to Grifols Plasma Canada - Ontario Inc.)

In 2022:

●	Albimmune, S.L.

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

As a result of this divestment, the Group has recognized income of Euros 7,557 thousand in the statement of profit and loss.

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

(in thousand Euros)

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

•	Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Haema Plasma Kft.

On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. (see note 3 (b)).

The following companies were incorporated during 2021 and were included in the consolidated Grifols Group.

●	Grifols Middle East&Africa, LLC
●	Grifols Bio North America, LLC
●	Biomat Holdco, LLC
●	Biomat Newco, Corp

(c)   Amendments to IFRS in 2023, 2022 and 2021

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated financial statements of the Group.

Effective in 2023

The following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force in 2023 and, therefore, have been taken into account in the preparation of these consolidated financial statements:

Mandatory application for annual periods
beginning on or after:
Normas		EU effective date	IASB effective date
IAS 12	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021)	1 January 2023	1 January 2023

IFRS 17	Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)	1 January 2023	1 January 2023

IAS 8	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estitmates (issued on 12 February 2021)	1 January 2023	1 January 2023

IAS 1	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on 12 February 2021)	1 January 2023	1 January 2023

IAS 12	Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules (issued 23 May 2023)	1 January 2023	1 January 2023

IFRS 17	Amendments to IFRS 17 Isurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (issued on 9 December 2021)	1 January 2023	1 January 2023

The application of these standards and interpretations has had no significant impact on these consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Standards issued but not effective in 2023

At the date these consolidated financial statements were authorized for issue, the following IFRS and amendments have been published by the IASB but their application is not mandatory until the future periods indicated below:

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

		1 January 2024	1 January 2024
IFRS 16	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022)	1 January 2024	1 January 2024
IAS 7	Amendments to IAS 7 Cash flow statement and IFRS 16 Financial instruments: information to disclose: Financial agreements with suppliers (issued on 25 May 2023).	pending	1 January 2024
IAS 21	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on 15 August 2023)	pending	1 January 2025

The Group has not applied any of these standards or interpretations in advance of their effective date.

The application of these standards and interpretations would not have significant impact on these consolidated financial statements.

Effective in 2022

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Effective in 2021

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

(3)   Business Combinations and Divestments

2023

a)Saskatoon plasma center

On 7 July, 2023, Grifols, through its 100% owned subsidiary Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.), acquired a plasma donation center from Canadian Plasma Resources Corporation. The purchase price was Canadian Dollars 11,558thousand (Euros 8,018 thousand).

Aggregate details of the cost of the business combination, provisional the fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below:

			Thousands of
	Reference	Thousands of Euros	Canadian Dollars
Cost of the business combination
Consideration paid		8,018	11,558
Total consideration paid		8,018	11,558

Fair value of net assets acquired		160	231

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	7,858	11,327

The amounts determined at the acquisition date of the assets acquired are as follows:

	Fair Value
		Thousands of
	Thousands of Euros	Canadian Dollars

Property, plant and equipment	96	138
Inventories	64	93

Total Assets	160	231

Total net assets acquired	160	231

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce. The entire goodwill is considered tax deductible.

b)Albajuna Therapeutics, S.L.

On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited (GIANT), reached an agreement to acquire the remaining of the 51% of the shares of Albajuna Therapeutics, S.L. (hereinafter “Albajuna”) for a total amount of 1 euro.

In 2016, Grifols made a capital investment of 3.75 million euros in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders’ Agreement of January 2016, Grifols held a 49% stake in the company’s capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 whose main activity is the development and manufacture of therapeutic antibodies against HIV.

Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below:

	Reference	Thousands of Euros
Cost of the business combination
Consideration paid		0
Total consideration paid		—

Fair value of net assets acquired		(1,794)

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	1,794

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

Fair Value
Thousands of Euros
Non-current financial assets	165
Deferred tax assets	239
Trade and other receivables	185
Cash and cash equivalents	86

Total assets	675

Non-current financial liabilities	(2,300)
Current financial liabilities	(164)
Trade and other payables	(5)

Total Liabilities and contingent liabilities	(2,469)

Total net assets acquired	(1,794)

As future economic benefits cannot be estimated at the acquisition date, the total amount allocated to goodwill has been totally impaired at the moment of its posting (See note 6).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

2022

c)Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)

On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics, Inc., acquired all the shares of Prometic Plasma Resources Inc. for a total of Canadian Dollars 11,127 thousand (Euros 7,757 thousand).

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

			Thousands of
	Reference	Thousands of Euros	Canadian Dollars
Cost of the business combination
Consideration paid		7,757	11,127
Total consideration paid		7,757	11,127

Fair value of net assets acquired		4,933	7,075

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	2,824	4,052

At transaction date, total consideration paid was allocated to goodwill, and the amount was restated based on the fair value of the net assets acquired during the following year. Consequently, the amount reflected in note 6 is the movement between both effects, while the amount in the previous table shows the final balance.

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

The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) acquisition had an impact of Euros 3,933 thousand benefit in the Group result from the acquisition date until the end of fiscal year 2022.

d)Haema Plasma Kft.

On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. Scranton is a shareholder of Grifols.

On 1 February 2021 the Group signed a call option on the shares of Haema Plasma kft, exercisable by the Group only 12 months after signing and with an expiry of 48 months from the date on which the option becomes exercisable. The option price was set at thirteen times EBITDA minus net debt. Grifols did not make any monetary consideration for the purchase option agreement when signing the agreement.

The Group has potential voting rights arising from the option to purchase the shareholding and these are substantive, based on:

●	A call option for Grifols which gives it the irrevocable and exclusive right (not an obligation) to acquire the Haema Plasma Kft shareholding at any time after 1 February 2022.
●	Grifols is committed to providing support services in the business of collecting, processing and distributing plasma from the donation centers. There is also a Plasma Supply Agreement whereby the plasma produced by these entities will be used almost entirely to cover Grifols’ needs. There is no sales exclusivity.
●	There are no shareholder agreements that provide for relevant decisions to be approved in a manner other than by majority vote.

The above are indicators of the power that Grifols acquires over this entity, considering that the call option is likely to be exercised and Grifols will have the financial capacity to carry it out.

Consequently, at the time the option becomes exercisable, the option empowers Grifols, even though it has not yet been exercised, and Haema Plasma Kft. is therefore consolidated in Grifols’ consolidated financial statements from 2022.

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

		Thousands of	Thousands of
	Reference	Euros	Hungarian Forint
Call option price		16,948	6,228,796
Total call option price		16,948	6,228,796

Fair value of net assets acquired		2,209	812,371

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	14,739	5,416,425

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Grifols did not give any monetary consideration for this purchase option.

The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows:

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

The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licences and workforce.

The entire goodwill is not considered tax deductible.

As of 31 December 2023, the option is in the money since the exercise price is approximately equal to the price of Haema Plasma, Kft shares. On the other hand, since the valuation of the option is based on non-observable market variables, it corresponds to Level 3 of the fair value hierarchy. Taking into account the uncertainties underlying the valuation of the option as it involves non-observable variables, and the value of the option not being significant, said value has not been recognized as of 31 December 2023 and 2022.

e)VCN Biosciences, S.L.

On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand (Euros 6,901 thousand).

As a result of this divestment, the Group recognized an income of Euros 7,557 thousand under “other income” in the statement of profit and loss of profit and loss. VCN’s net assets were derecognised from the consolidated group as of the indicated date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

f)Biotest AG

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

The resulting goodwill was allocated to the Biopharma segment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows:

Fair Value
Thousand of Euros
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

As part of the purchase price allocation, the company determined that identifiable intangible assets are the research and development projects in progress, the current product portfolio as well as certain distribution agreements.

The fair value of intangible assets was estimated using an income approach and the projected cash flows were discounted using rates between 8.6% and 11%. The cash flows were based on estimates used to establish the transaction price and the discount rates applied were compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital.

The fair value of research and development projects in progress involving plasma therapies (Fibrinogen, IgM and IgG) were estimated in accordance with an income approach based on the Multiple-Period Excess Earnings Method for the application of which the results of such projects were adjusted for the probability of success according to the clinical phase of the project at the date of the transaction.

The current product portfolio comprises regulatory approvals, trademarks, patient relationships and physician relationships related to products currently marketed by Biotest. The distribution agreements identified as intangible assets relate to the distribution of certain products in different geographic regions. In both cases, the fair value was determined using the Multiple-Period Excess Earnings Method.

Research and development projects in progress, the current product portfolio and distribution agreements are amortized on a straight-line basis over an average period of 20, 30 and 7.5 years, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 154,846 thousand and the group result by Euros (15,434) thousand.

Biotest Group’s acquisition had an impact of Euros 15,605 thousand loss in the Group result from the acquisition date until the end of fiscal year 2022.

The Group recognized under operating expenses in the consolidated statement of profit and loss an amount of Euros 23,600 thousand of transaction costs.

g)Access Biologicals Inc.

On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollars 142 million. With the acquisition of 100% of the stake, Grifols obtained control over Access Biologicals LLC and was therefore considered a group company and consolidated under the full consolidation method. The difference between the fair value of the previous shareholding and the recognised carrying amount was Euros 72,984 thousand (US Dollars 77,209 thousand), and a gain of this amount was recognised under “Profit/(loss) of equity accounted investees” in the statement of profit and loss of profit or loss (see note 10).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows:

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

The resulting provisional goodwill was allocated to the Bio-Supplies segment.

As part of the purchase price allocation, the Company determined that identifiable intangible assets are customer relationships.

Customer relationships were valued using the Multiple-Period Excess Earnings Method, for the application of which a discount rate of 8.1% was considered and a decline rate resulting in an average useful life of 14 years. The cash flows were based on estimates used to establish the transaction price and the discount rate applied was compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The factors contributing to its recognition were the acquired workforce as well as the expected benefits from the combination of the Group’s activities.

If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 4,402 thousand and the group result by Euros 1,819 thousand.

Access Biologicals, Inc acquisition had an impact of Euros 9,479 thousand benefit in the Group result from the acquisition date until the end of fiscal year 2022.

The Group recognized under operating expenses in the consolidated statement of profit and loss an amount of Euros 486 thousand of transaction costs.

h)Goetech, LLC

In July 2022, Grifols closed an agreement to sell in cash substantially all of the assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, for a US Dollars 91,635 thousand Enterprise Value (Euros 90,002 thousand). MedKeeper develops and markets innovative mobile and cloud-based IT applications aimed at helping hospital pharmacies boost productivity, process safety and compliance.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

As a consequence of this divestment, the Group recognized an income of Euros 23,106 thousand in the profit and loss account. Goetech’s net assets were derecognized from the consolidated group as of the indicated date.

2021

i)Gigagen, Inc.

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

With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it was considered a group company and is consolidated under the full consolidation method. Until that date, the previous shareholding of 43.96% was accounted for using the equity method. The difference between the fair value of the previous shareholding and the value recognized in books was Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a profit for this amount under “Profit/(loss) of equity accounted investees” in the statement of profit and loss.

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

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

	Thousands of	Thousands of
	Euros	US Dollars
Consideration paid
First share purchase	38,201	46,203
Second share purchase (present value)	35,227	42,608
Total consideration paid	73,428	88,811

Fair value of the previous investment in the company	50,792	61,434

Fair value of net assets acquired	18,760	22,691
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	105,460	127,554

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair value
	Thousands of	Thousands of
	Euros	US Dollars
Development costs in progress	24,027	29,061
Property, plant and equipment	1,168	1,413
Non-current financial assets	151	183
Trade and other receivables	56	68
Other current assets	2,368	2,864
Cash and cash equivalents	12,389	14,985

Total assets	40,159	48,574
Non-current liabilities	(17,792)	(21,520)
Current liabilities	(3,607)	(4,363)
Total liabilities and contingent liabilities	(21,399)	(25,883)
Total net assets identified	18,760	22,691

The fair value of the R&D projects in progress was estimated based on market approach of comparable transactions.

The resulting goodwill was allocated to the others segment and includes the specialized R&D workforce and the portfolio of future early-stage products.

The acquired business generated consolidated results for the Group during the period from the acquisition date to year-end in the amount of Euros 4,350 thousand.

If the acquisition had occurred as of 1 January 2021, the Group’s net revenues and results would not have changed significantly.

Gigagen acquisition had an impact of Euros 4,350 thousand loss in the Group result from the acquisition date until the end of fiscal year 2021.

j)BPL Plasma, Inc.

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

The Group recognized transaction costs of Euros 2,764 thousand in operating expenses in the consolidated statement of profit and loss of profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid
First payment made	9,921	12,000
Cash paid at the transaction closing date	308,016	372,548
Total consideration paid	317,937	384,548
Fair value of net assets acquired	15,039	18,190
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	302,898	366,358

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Property, plant and equipment	14,406	17,424
Non-current financial assets	85	103
Inventories	557	674
Total assets	15,048	18,201
Current liabilities	(9)	(11)
Total liabilities and contingent liabilities	(9)	(11)
Total net assets identified	15,039	18,190

The resulting goodwill was allocated to the Biopharma segment and included the donor database, licenses and workforce.

The entire goodwill is considered tax deductible.

k)Acquisition of plasma centers from Kedplasma, LLC.

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

The Group recognized transaction costs of Euros 625 thousand in operating expenses in the consolidated statement of profit and loss of profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid
Cash paid	45,638	55,200
Total consideration paid	45,638	55,200
Fair value of net assets acquired	2,692	3,256
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	42,946	51,944

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Property, plant and equipment	2,448	2,961
Inventories	244	295
Total assets	2,692	3,256
Total net assets identified	2,692	3,256

The resulting goodwill was allocated to the Biopharma segment and included the donor database, licenses and workforce. The entire goodwill is considered tax deductible.

l)Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)

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

The financial statements of the subsidiaries used in the consolidation process are as of the same reporting date and the same period as those of the Parent Company.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

The Group recognizes identifiable assets acquired and liabilities and contingent liabilities assumed at fair value at the acquisition date. Non-current assets held for sale, liabilities for employee compensation, transactions with payments based on equity instruments, deferred tax assets and liabilities and right-of-use assets and liabilities and lease liabilities are excluded from the application of this criterion.

The excess of the consideration transferred the amount of any non-controlling interest in the acquired subsidiary and the acquisition-date fair value of any previous interest in the acquired subsidiary over the fair value of the identifiable net assets is recorded as goodwill. If these amounts are less than the fair value of the identifiable net assets of the acquired subsidiary, the difference is recognized in profit or loss as a bargain purchase.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

The Group’s share in the profits or losses of associates obtained from the date of acquisition is recorded as an increase or decrease in the value of the investments with a credit or debit to “Profit of equity accounted investees with similar activity to that of the Group” when the investee companies carry out the same activity as the corporate purpose of the Group described in note 1 and, otherwise, in “Profit /(loss) of equity accounted investees”. Likewise, the Group’s share in the other comprehensive income of associates obtained since the acquisition date is recorded as an increase or decrease in the value of the investments in associates, with the balancing entry by nature being recognized in other comprehensive income. Dividend distributions are recorded as decreases in the value of investments. To determine the Group’s share of profits or losses, including impairment losses recognized by associates, income or expenses arising from the acquisition method are considered.

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

After applying the equity method, the Group assesses whether there is objective evidence of impairment of the net investment in the associate. Some of the main evidence include significant cumulative losses, contractual default, financial difficulties and adverse changes in technology, industry or economy affecting the associate. The impairment calculation is determined by comparing the carrying amount of the net investment in the associate with its recoverable amount, where recoverable amount is the higher of value in use or fair value less costs of disposal. In this regard, the value in use is calculated based on the Group’s share of the present value of the estimated cash flows from ordinary activities and the amounts that could result from the final disposal of the associate. The recoverable amount of the investment in an associate is assessed in relation to each associate (see note 10), unless it does not constitute a cash-generating unit (CGU). Impairment losses are not allocated to goodwill or other assets implicit in the investment in associates arising from the application of the acquisition method. In subsequent years, reversals of the value of investments are recognized against income, to the extent that there is an increase in the recoverable value. Impairment losses are presented separately from the Group’s share in the results of associates.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

Joint transactions are considered when the participants in the joint arrangement are entitled to the assets and obligations in respect of the liabilities. This type of arrangement is consolidated proportionally integrating the assets and liabilities related to the transaction as described in note 10.

Joint ventures are those when the participants in the agreement have a right to the net assets. This type of arrangement is included in the consolidated financial statements using the equity method, as described in note 10.

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

The translation of foreign operations whose functional currency is not that of a hyperinflationary country has been made by applying the following criteria:

m)	Assets and liabilities, including goodwill and adjustments to net assets arising from the acquisition of businesses, are translated at the closing exchange rate at each balance sheet date;
n)	Revenues and expenses are translated at the average exchange rate of the previous month, as an approximation of the exchange rate at the date of the transaction;
o)	Translation differences resulting from the application of the above criteria are recognized in other comprehensive income.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(d)Intangible assets

Intangible assets are recorded at cost (acquisition or development) or at fair value when acquired in a business combination, less accumulated amortization and any accumulated impairment losses.

Any costs incurred during the research phase of projects are recognized as an expense when incurred.

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

In relation to the development costs of new products or drugs, they are capitalized as long as their economic profitability is reasonably assured and when they are either in a pivotal phase or correspond to projects related to products that are currently being marketed in various markets, in both cases with expected technical feasibility. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

The separate acquisition or through a business combination of an research and development project in progress is capitalized in any case, in accordance with the provisions of IAS 38, since the price paid for the acquisition reflects expectations about the probability that the future economic benefits of the asset are used by the Group. Subsequent costs are recorded following the provisions for internally generated intangible assets.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

(f)Leases

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

The recoverable amount is the higher of an asset’s fair value less costs of disposal and the estimated value in use based on discounted future cash flows expected to arise from the use of the asset. The estimate of value in use considers expectations about possible variations in the amount or timing of cash flows, the time value of money, the price to be paid for bearing the uncertainty related to the asset and other factors that affect the valuation of future cash flows related to the asset.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

Therefore, financial assets are classified according to the following valuation categories based on the business model and are only reclassified when, and only when their business model for managing them changes:

a.	Financial assets at amortized cost: includes financial assets, including those admitted to trading on an organized market, for which the Group holds the investment under a business model whose objective is to hold financial assets to receive cash flows from the execution of the contract, and the contractual terms of the asset give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding.

In general, the following are included in this category:

i.Trade receivables: arising from the sale of goods or the rendering of services for trade transactions with deferred payment, and

ii.Receivables from non-trade operations: these arise from loans or credits granted by the Group whose collections are of a determined or determinable amount.

b.

Financial assets at fair value through other comprehensive income: this category includes financial assets whose contractual conditions give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding, and are held within the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets. Investments in equity instruments irrevocably designated by the Group at the time of their initial recognition are also included in this category, provided that they are not held for trading and are not to be valued at cost.

c.

Financial assets at fair value through profit or loss: includes financial assets held for trading and those financial assets that have not been classified in any of the above categories. Also included in this category are financial assets that are optionally designated by the Group at the time of initial recognition, which otherwise would have been included in another category, because such designation eliminates or significantly reduces a valuation inconsistency or accounting missmatch that would otherwise arise.

Initial measurement

Financial assets are recorded, in general terms, initially at the fair value of the consideration given plus directly attributable transaction costs. However, transaction costs directly attributable to assets recorded at fair value through profit or loss are recognized in the statement of profit and loss for the year.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

Disposals of financial assets

Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards of ownership. Similarly, they are disposed from the balance sheet when there are transfers of collection rights, whose certain risks are shared with the factor, such as the risk of default, but exists a transfer of control to the factor, understood as the unilateral capacity to sell those assets to a non-related third party without the necessity of enforcing additional restrictions to the sale.

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

Financial liabilities

Financial liabilities assumed or incurred by the Group are classified in the following measurement categories:

a.

Financial liabilities at amortized cost: are those debits and payables of the Group that have arisen from the purchase of goods and services for trading operations, or those which, without having a commercial origin, not being derivative instruments, arise from loan or credit operations received by the Group.

These liabilities are initially measured at the fair value of the consideration received, adjusted for directly attributable transaction costs. Any difference between the amount received and its repayment value is recognized in the consolidated statement of profit and loss during the repayment period of the debt, applying the effective interest rate method.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

b.Financial liabilities at fair value through profit or loss.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Amounts accumulated in the hedging reserve included in shareholders’ equity are transferred to profit or loss when the hedged item affects profit or loss or when ineffectiveness is identified.

The fair value of derivatives designated as hedges is detailed in note 30. Movements in the hedging reserve included in shareholders’ equity are shown in note 17 (c).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

(v) Share-based payments

The Group has granted different remuneration plans based on equity instruments to certain members of the management team who are rendering service to the company, which will be settled with equity instruments or cash, depending on the plan.

The equity instruments granted become vested when the employees complete a certain period of service and meet the objectives established in the incentive plan. Grifols recognizes the services received from its employees as such services are rendered during the vesting period as a personnel expense in the consolidated income statement and a corresponding increase in equity if the transaction is equity-settled or a corresponding liability if the transaction is cash-settled, at an amount based on the value of the equity instruments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In transactions with employees that are equity-settled, the amount recognized corresponds to the amount that will be settled once the agreed conditions are met and will not be reviewed or revalued during the vesting period, as the commitment is equity-settled. If an employee resigns from his or her position before the end of the vesting period, he or she will only receive the agreed share-based incentive. The fair value of services received is estimated by estimating the fair value of the shares granted at the grant date, net of estimated dividends to which the employee is not entitled, during the performance period.

For plans that are settled in cash, the services received and the corresponding liability are recognized at the fair value of the liability, referring to the date on which the requirements for recognition are met. Subsequently, and until settlement, the corresponding liability is measured at its fair value at the closing date of each year, with any changes in valuation occurring during the year being recognized in the consolidated income statement. The fair value is determined by reference to the market value of the shares at the date of the estimate, net of estimated dividends to which the employee is not entitled, during the performance period.

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

(in thousand Euros)

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

The Group participates in state Medicaid programs in the United States. Provision for Medicaid rebates is recorded at the time the sale is recorded in an amount equal to the estimated Medicaid rebate claims attributable to such sale. The Group determines the estimate of the accrual for Medicaid rebates primarily based on historical Medicaid rebate experience, legal interpretations of applicable laws related to the Medicaid program and any new information regarding changes in Medicaid program guidelines and regulations that could affect the amount of the rebates. The Group considers pending Medicaid claims, Medicaid payments, and inventory levels in the distribution channel and adjusts the provision periodically to reflect actual experience. Although rebate payments typically occur with a lag of one to two quarters, adjustments for actual experience have not been material.

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

In the United States, the Group enters into agreements with certain customers to establish contractual prices for products, which these entities purchase from the authorized wholesaler or distributor (collectively, “wholesalers”) of their choice. Accordingly, when these entities purchase the products from the wholesalers at the contractual price which is lower than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit known as a chargeback. The Group accounts for the accrual of chargebacks at the time of sale. The allowance account for chargebacks is based on the Group’s estimate of the wholesaler’s inventory levels and the expected direct sale of the products by the wholesalers at the contract price based on past chargeback history and other factors. The Group periodically monitors factors influencing the estimation for rebates and applies adjustments when it believes that actual rebates may differ from the established allowance accounts. These adjustments occur over a relatively short period of time. As these refunds are typically settled within 30 to 45 days of sale, adjustments for actual amounts have not been material.

The amount at closing for the remaining discounts is settled in the following year within 90 to 180 days depending on the type of provision.

(ii) Provision of services

Revenue from the rendering of services is recognized over time provided that the following criteria are met (i) the client simultaneously receives and consumes the benefits provided by Grifols’ activity as it is carried out, (ii) Grifols produces or improves an asset that the client controls as the asset is produced and (iii) Grifols produces a specific asset for the client, to which cannot give an alternative use, and has an enforceable right of collection of the activity carried out so far. If the performance obligation is fulfilled over time, income is recognized as it is satisfied considering the percentage of completion. If the performance obligation does not meet the above conditions, the following indicators are evaluated to determine that control of the asset has been transferred to the client: (i) through physical possession of the asset where Grifols has the right to demand payment for it and (ii) the client has accepted the asset, the significant risks and rewards inherent in ownership of the asset and has legal title. If the performance obligation is met on a specific date, the corresponding revenue is recognized on that date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(q)Income tax

The income tax expense or tax credit for the year comprises both current tax and deferred tax.

Current tax is the amount payable on the taxable income for the current year based on the applicable tax rate for each jurisdiction. It is calculated on the basis of the laws enacted or about to be enacted at the balance sheet date in the countries where subsidiaries and associates operate and generate taxable income. The Group periodically evaluates the positions taken in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and considers such uncertainty in uncertain tax treatments when determining the corresponding tax gain or loss, tax bases, unused tax credits or tax rates.

Deferred taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. It is determined using tax rates (and laws) enacted or about to be enacted at the balance sheet date that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities and assets are recognized:

●	Recognition of deferred tax liabilities:

The Group recognizes deferred tax liabilities in all cases except those which:

o	arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, on the date of the transaction it does not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount.

o	correspond to differences related to investments in subsidiaries, associates and joint ventures over which the Group has the ability to control the timing of their reversal and it is not probable that their reversal will occur in the foreseeable future.

●	Recognition of deferred tax assets:

The Group recognizes deferred tax assets whenever:

o	it is probable that there will be sufficient future tax profits to offset them or when tax legislation contemplates the possibility of future conversion of deferred tax assets into a claim payable against the Public Administration. However, assets that arise from the initial recognition of assets or liabilities in a transaction that is not a business combination, on the date of the transaction do not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount, are not recognized.

o	they correspond to temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the temporary differences will reverse in the foreseeable future and positive future tax profits are expected to be generated to offset the differences.

Deferred tax assets and liabilities are not recognized for temporary differences between the carrying amount and tax base of investments in foreign operations when the company is able to control the date on which the temporary differences will reverse and it is probable that the temporary differences will not reverse in the foreseeable future. Likewise, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Lastly, deferred tax assets are only recognized if it is probable that sufficient future taxable profit will be available against which they can be utilized.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

(t)Non-current assets held for sale

The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable, management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. These assets are measured at the lower of their carrying value and fair value less costs for its alienation. Once classified as held for sale they are no longer depreciated or amortized.

In addition, the asset or disposal group is available for immediate sale in its present condition (subject only to terms that are usual and customary for such transactions) and the sale is expected to be completed within one year from the date of the classification. In case of having some delays caused by events or circumstances outside Grifols control and there is sufficient evidence of this commitment to sell, the Group will present those assets as “Non-current assets held for sale”.

The non-current assets held for sale are presented separately in the statement of financial position as “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale” for the liabilities, if exist.

Additionally, the Group considers as discontinued operations the components (cash-generating units) which represent a separate major line of business or geographic area, that is significant and can be considered separately from the rest, which are sold or disposed in an alternative way or meet the requirements to be presented as held for sale. Likewise, it is considered as discontinued operations those entities acquired exclusively with the finality to be resold. The result after taxes of these discontinued operations are presented in a unique line in the consolidated statement of profit and loss, as “Result from discontinued operations after tax”.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

●	Balance sheet: equity, cash and cash equivalents and loans and borrowings.
●	Statement of profit and loss: finance result and income tax.
(a)	Operating segments

The operating segments defined by the Steering Committee are as follows:

●	Biopharma (formerly Bioscience): concentrates all activities related to products derived from human plasma for therapeutic use.
●	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.
●	Bio Supplies: this groups together transactions related to biological products for non-therapeutic use. The part relating to sales of plasma to third parties has been reclassified from Bio Supplies to Other.
●	Others: includes the provision of manufacturing services to third parties, plasma sales to third parties and research activities. It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement the Group’s own products.

Details of sales by groups of products for 2023, 2022 and 2021 are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021 (*)
Biopharma
Haemoderivatives	5,558,301	5,005,382	3,814,983
Diagnostic
Transfusional medicine	648,479	640,604	712,238
Other diagnostic	21,790	21,740	23,625
Bio supplies	159,957	146,076	115,811
Others	203,450	250,165	266,461

Total	6,591,977	6,063,967	4,933,118

* As a consequence of the review of transactions and balances allocations by segments made in the year 2022, the comparative figures for the fiscal year 2021 was adjusted accordingly.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

At 31 December 2023, 98.0% of the income from the sale of goods and services has been recognized at a certain point-in-time (97.6% in 2022 and 97.4% in 2021).

As of  31 December 2023, 82.8% of revenue from the sale of goods and services was generated from sales to end customer (85.1% in 2022 and 81.3% in 2021), with the rest being sales to distributors.

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

(c)Main customers

In 2023, the revenue from a customer in the Biopharma segment represented approximately 10.37% of the Group’s gross revenue. In 2022 and 2021, there was no customer that represented more than 10% of the Group’s gross revenue.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(6)   Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2023 are as follows:

			Thousands of Euros
			Balance at	Business			Translation	Balance at
	Segment	Reference	31/12/2022	Combination	Impairment	Transfers	differences	31/12/2023
Net value
Grifols UK, Ltd. (UK)	Biopharma		7,747	—	—	—	160	7,907
Grifols Italia.S.p.A. (Italy)	Biopharma		6,118	—	—	—	—	6,118
Biomat USA, Inc.(USA)	Biopharma		899,948	—	—	—	(31,274)	868,674
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic		9,859	—	—	—	(13)	9,846
Grifols Therapeutics, Inc. (USA)	Biopharma		2,083,432	—	—	—	(72,402)	2,011,030
Progenika Biopharma, S.A. (Spain)	Diagnostic		40,516	—	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic		2,722,785	—	—	—	(93,790)	2,628,995
Kiro Grifols, S.L. (Spain)	Others		24,376	—	—	—	—	24,376
Haema, AG. (Germany)	Biopharma		190,014	—	—	—	—	190,014
BPC Plasma, Inc. (USA)	Biopharma		160,964	—	—	—	(5,594)	155,370
Plasmavita Healthcare GmbH (Germany)	Biopharma		9,987	—	—	—	—	9,987
Alkahest, Inc (USA)	Others		82,481	—	—	—	(2,866)	79,615
Grifols Canada Therapeutics, Inc (Canada)	Biopharma		154,775	—	—	—	(1,934)	152,841
GigaGen, Inc (USA)	Others		119,590	—	—	—	(4,156)	115,434
Haema Plasma Kft. (Hungary)	Biopharma	Note 3	13,529	—	—	—	620	14,149
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)	Biopharma	Note 3	2,802	7,858	—	—	(157)	10,503
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	Note 3	303,624	—	—	—	—	303,624
Access Biologicals, LLC (USA)	Bio Supplies	Note 3	179,362	—	—	(174,427)	(4,935)	—
Grifols Bio Supplies Inc (USA)	Bio Supplies		—	—	—	174,427	(1,299)	173,128
AlbaJuna Therapeutics, S.L (Spain)	Others	Note 3	—	1,794	(1,794)	—	—	—
			7,011,909	9,652	(1,794)	0	(217,640)	6,802,127
				(See note 3)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2022 were as follows:

			Thousands of Euros
			Balance at	Business			Translation	Balance at
	Segment	Reference	31/12/2021	Combination	Disposals	Transfers	differences	31/12/2022
Net value
Grifols UK.Ltd. (UK)	Biopharma		8,185	—	—	—	(438)	7,747
Grifols Italia.S.p.A. (Italy)	Biopharma		6,118	—	—	—	—	6,118
Biomat USA, Inc.(USA)	Biopharma		676,321	—	—	175,920	47,707	899,948
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic		9,752	—	—	—	107	9,859
Grifols Therapeutics, Inc. (USA)	Biopharma		1,962,024	—	—	—	121,408	2,083,432
Progenika Biopharma, S.A. (Spain)	Diagnostic		40,516	—	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic		2,565,493	—	—	—	157,292	2,722,785
Kiro Grifols S.L. (Spain)	Others		24,376	—	—	—	—	24,376
Goetech LLC (USA)	Others	Note 3	59,590	—	(63,798)	—	4,208	—
Haema AG (Germany)	Biopharma		190,014	—	—	—	—	190,014
BPC Plasma, Inc. (USA)	Biopharma		151,584	—	—	—	9,380	160,964
Interstate Blood Bank, Inc. (USA)	Biopharma		171,184	—	—	(175,920)	4,736	—
Plasmavita Healthcare GmbH (Germany)	Biopharma		9,987	—	—	—	—	9,987
Alkahest, Inc (USA)	Others		77,675	—	—	—	4,806	82,481
Grifols Canada Therapeutics, Inc (Canada)	Biopharma		155,755	—	—	—	(980)	154,775
GigaGen, Inc (USA)	Others		112,621	—	—	—	6,969	119,590
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)	Biopharma	Note 3	7,706	(4,894)	—	—	(10)	2,802
Haema Plasma Kft. (Hungary)	Biopharma	Note 3	—	14,739	—	—	(1,210)	13,529
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	Note 3	—	303,624	—	—	—	303,624
Access Biologicals, LLC (USA)	Bio Supplies	Note 3	—	180,834	—	—	(1,472)	179,362
			6,228,901	494,303	(63,798)	—	352,503	7,011,909
				(See note 3)

Impairment testing:

CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols, Alkahest and GigaGen as separated CGUs.

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

(in thousand Euros)

The Hospital division is no longer a reportable segment since it does not meet any of the quantitative thresholds described in IFRS 8 Operating Segments. The segment information included in the Hospital CGU in previous years is currently grouped into an Others segment.

In addition, due to the acquisition of the remaining 51% stake in Access Biologicals, a new CGU for the Bio Supplies business was identified (see note 3).

The CGUs established by Grifols management are:

●	Biopharma
●	Diagnostic
●	Bio Supplies
●	Kiro Grifols
●	GigaGen
●	Alkahest

Alkahest’s goodwill was generated as a counterpart to the deferred tax liability corresponding to the intangible assets recognized as a result of the allocation of the excess purchase price over the acquired net assets.

The recoverable amount of the Biopharma CGU and Bio Supplies CGU has been calculated based on its value in use calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs to sell calculated as the present value of future cash flows approved by Management discounted at a discount rate considering the inherent risk. Due to the reorganization to boost the business units, a long-term strategic plan was approved in order to transform the Diagnostic business unit by investments which will lead to a beyond five-year growth. Consequently, management has estimated future cash flows for the period 2024-2034.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The key assumptions used in calculating impairment testing of the CGUs for 2023 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	2.0%	11.3%
Diagnostic	2.0%	10.1%
Bio Supplies	2.0%	11.4%
Kiro Grifols	1.6%	12.0%
GigaGen	N/A	19.8%

Additionally, the following key assumptions have been used for the GigaGen CGU impairment testing:

	Sink rate	Success rate
GigaGen	5.0%	20.0%

Likewise, for the impairment test of the Diagnostic CGU, the sales of Nucleic Acid Test (NAT), Blood Typing Solution (BTS) and those of the Clinical Diagnostic have been considered as key assumptions.

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

●	Risk free rate: normalized government bonds at 10 years
●	Market risk premium: premium based on market research
●	Unlevered beta: average market beta
●	Debt to equity ratio: average market ratio

The key assumptions used in calculating impairment testing of the CGUs for 2022 were as follows:

	Perpetual Growth rate	Pre-tax discount rate

Biopharma	1.9%	10.9%
Diagnostic	1.9%	9.7%
Bio Supplies	1.9%	10.9%
Kiro Grifols	1.5%	11.6%
GigaGen	N/A	19.6%

Likewise, for the impairment test of the Diagnostic CGU, the sales of Blood Typing Solution (BTS) and those of the Clinical Diagnostic were considered as key assumptions.

Additionally, the following key assumptions were used for the GigaGen CGU impairment testing:

	Sink rate	Success rate
GigaGen	5.0%	20.0%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In 2023, and according to the current economic context, the reasonably possible changes considered for the CGUs impairment testing are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 100 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 200 bps

Additionally, for the impairment test of the Diagnostic CGU, the following sensitivity scenarios to variations in sales of the NAT, BTS and CDx business lines have also been considered:

●	NAT sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 9% on average each year.
●	BTS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 17% on average each year.
●	CDx sales sensitivity scenario: a projection has been estimated so that CDx sales from 2030 onwards represent on average approximately 66% of the initially estimated sales.
●	Aggregate sensitivity scenario to NAT, BTS and CDx sales: a scenario has been estimated as a result of the previous sensitivity scenarios.

In addition, the following reasonably possible change has been considered for the GigaGen CGU impairment testing:

Sink rate
GigaGen	+/- 100 bps

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

The reasonably possible changes in key assumptions considered by management in the calculation of the Diagnostic CGU recoverable amount would cause the carrying amount to exceed its recoverable amount as follows:

% Asset Value
Aggregate sensitivity scenario to NAT, BTS and CDx sales	(4)%

Detail of the assets by segment value is shown in Annex II.

In 2022, the reasonably possible changes considered for the CGUs impairment testing were a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 50 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 100 bps

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Additionally, for the impairment test of the Diagnostic CGU, two scenarios of sensitivity to variations in the sales of the Blood Typing Solutions (BTS) business line and the Clinical Diagnostics (CDx) business line were also considered. In the first case, sales projections were estimated to be approximately 10% lower than initially projected, on average, each year. In the second case, a projection was estimated so that Clinical Diagnostics sales from 2029 onwards represent on average 80% of the initially estimated sales.

In addition, the following reasonably possible change was considered for the GigaGen CGU impairment testing:

Sink rate
GigaGen	+/- 100 bps

At 31 December 2023 Grifols’ stock market capitalization totals Euros 9,344 million (Euros 6,636 million at 31 December 2022).

(7)   Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2023 and 2022 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

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

The intangible assets acquired from Biotest mainly include the acquired product portfolio. The identifiable intangible assets correspond to the plasma therapies segment and have been recorded at fair value at the date of acquisition of Biotest and classified as an acquired product portfolio.

The intangible assets acquired from Access Biologicals mainly include customer relationships. This asset has been recorded at fair value at the date of acquisition of Access Biologicals and classified as acquired customer relationships.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The cost and accumulated amortization of currently marketed products and customer relationships acquired from Talecris,Progenika, Biotest and Access at 31 December 2023 was as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2022	Additions	differences	31/12/2023
Cost of currently marketed products - Gamunex	1,125,070	—	(39,097)	1,085,973
Cost of currently marketed products - Progenika	23,792	—	—	23,792
Cost of currently marketed products - Biotest	195,694	—	—	195,694
Cost of customer relationships - Access	86,618	—	(2,829)	83,789
Accumulated amortisation of currently marketed products - Gamunex	(434,403)	(37,078)	15,975	(455,506)
Accumulated amortisation of currently marketed products - Progenika	(23,391)	(401)	—	(23,792)
Accumulated amortisation of currently marketed products - Biotest	(3,134)	(8,028)	—	(11,162)
Accumulated amortisation of customer relationships - Access	(3,166)	(5,977)	256	(8,887)
Carrying amount of currently marketed products and customer relationships	967,080	(51,484)	(25,695)	889,901

The cost and accumulated amortization of currently marketed products and customer relationships acquired from Talecris, Progenika, Biotest and Acces at 31 December 2022 was as follows:

	Thousands of Euros
	Balance at	Business		Translation	Balance at
	31/12/2021	Combination	Additions	differences	31/12/2022
Cost of currently marketed products - Gamunex	1,059,509	—	—	65,561	1,125,070
Cost of currently marketed products - Progenika	23,792	—	—	—	23,792
Cost of currently marketed products - Biotest	—	200,902	—	(5,208)	195,694
Cost of customer relationships - Access	—	86,618	—	—	86,618
Accumulated amortisation of currently marketed products - Gamunex	(373,772)	—	(37,833)	(22,798)	(434,403)
Accumulated amortisation of currently marketed products - Progenika	(21,012)	—	(2,379)	—	(23,391)
Accumulated amortisation of currently marketed products - Biotest	—	—	(3,134)	—	(3,134)
Accumulated amortisation of customer relationships - Access	—	—	(3,386)	220	(3,166)
Carrying amount of currently marketed products and customer relationships	688,517	287,520	(46,732)	37,775	967,080

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2023 the residual useful life of currently marketed products is 17 years and 5 months (18 years and 5 months at 31 December 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. In 2023 the currently marketed products reached the end of their useful life.

The estimated useful life of the product portfolio acquired from Biotest is considered limited and has been estimated at 30 years, based on the expected life cycle of the products. The amortization method is linear.

The estimated useful life of the customer relationships acquired from Access Biologicals is considered limited and has been estimated at 14 years, based on the rate of decline of the same. The amortization method is linear.

(a)	Self — constructed intangible assets

At 31 December 2023 the Group has recognized Euros 50,043 thousand as self-constructed intangible assets (Euros 37,214 thousand at 31 December 2022) in the consolidated profit and loss account.

(b)	Purchase commitments

At 31 December 2023 the Group has no intangible asset purchase commitments (Euros 69 thousand at 31 December 2022).

(c)	Other intangibles in progress

At 31 December 2023 the Group has an amount of Euros 1,366,893 thousand as development costs in progress (Euros 1,330,213 thousand at 31 December 2022). This amount includes an amount of Euros 284,341 thousand as of 31 December 2023 (Euros 294,578 thousand as of 31 December 2022) corresponding to the ongoing research and development projects for products for neurodegenerative disorders, neuromuscular diseases, and ophthalmological diseases acquired from Alkahest. Likewise, this amount also includes an amount of Euros 861,950 thousand as of 31 December  2023 (Euros 846,447 thousand as of 31 December 2022) corresponding to the ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin).

(d)	Results on disposal of intangible assets

The total losses on disposals and sale of intangible assets amounts to Euros 283 thousand in 2023 (losses of Euros 1,082 thousand in 2022).

(e)	Impairment testing

Indefinite-lived intangible assets have been allocated to the corresponding cash-generating unit (CGU). These assets have been tested for impairment together with goodwill (see note 6).

Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value based on the discount of free cash flows adjusted by the probability of success according to the clinical phase of the project.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(8)   Leases

Details of leases in the consolidated balance sheet at 31 December 2023 and 2022 are as follows:

Right-of-use assets	Thousands of Euros
	31/12/2023	31/12/2022
Land and buildings	933,304	885,050
Machinery	3,718	3,017
Computer equipment	764	1,026
Vehicles	7,454	8,459
	945,240	897,552

Lease liabilities		Thousands of Euros
	Reference	31/12/2023	31/12/2022
Non-current	Note 21	1,004,227	914,588
Current	Note 21	107,101	102,356
		1,111,328	1,016,944

The composition of lease liabilities as of 31 December 2023 and 2023 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount:

	Thousands of Euros
	31/12/2023	31/12/2022
Maturity:
Within one year	107,101	102,356
In the second year	126,133	97,823
In the third to fifth years	326,253	270,876
After the fifth year	1,003,425	996,655
	1,562,911	1,467,710
Discounting effect	451,583	450,766
Total lease liabilities	1,111,328	1,016,944

Details by maturity of lease liabilities are shown under “Liquidity risk” in note 30.

At 31 December 2023, the Group has recognized an amount of Euros 98,477 thousand related to additions of right-of- use assets (Euros 141,973 thousand at 31 December 2022). Movement at 31 December 2023 and 2022 is included in Appendix IV, which forms an integral part of these notes to the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

At 31 December 2023 and 2022, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

Right-of-use depreciation	Thousands of Euros
	31/12/2023	31/12/2022
Buildings	71,157	72,214
Machinery	1,507	1,983
Computer equipment	860	1,432
Vehicles	5,019	4,869
	78,543	80,498

		Thousands of Euros
	Reference	31/12/2023	31/12/2022
Finance lease expenses	Note 27	44,587	45,198
		44,587	45,198

	Thousands of Euros
	31/12/2023	31/12/2022
Expenses related to short-term contracts	1,117	1,739
Expenses related to low-value contracts	14,345	13,435
Other operating lease expenses	27,577	23,820
	43,039	38,994

At 31 December 2023, the Group has paid a total of Euros 105,852 thousand related to lease contracts (Euros 104,287 thousand at 31 December 2022).

The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee.

(9)   Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2023 and 2023 are included in Appendix V, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2023 and 2022 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

In 2023, the Group has capitalized interests for a total amount of Euros 36,892 thousand (Euros 25,184 thousand in 2022) (see note 27).

a)	Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2023 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

b)	Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2023 amount to Euros 5,813 thousand (losses of Euros 6,817 thousand in 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

c)	Self - constructed property, plant and equipment

At 31 December 2023 the Group has recognized Euros 82,615 thousand as self -constructed property, plant and equipment (Euros 87,656 thousand at 31 December 2022) in the consolidated profit and loss account.

d)	Purchase commitments

At 31 December 2023 the Group has property, plant and equipment purchase commitments amounting to Euros 36,487 thousand (Euros 41,680 thousand at 31 December 2022).

e)	Fixed assets under construction

The fixed assets under construction as of 31 December 2023 amount to Euros 910,670 thousand(Euros 878,415 thousand in the 2022 financial year) and mainly correspond to the investments incurred in the expansion of the facilities of the companies and their productive capacity in the United States, Canada, and Ireland (see note 29).

f)	Impairment testing

During 2023, the Group disposed of property, plant and equipment as part of the reorganization of the USA donor center network. In this regard, the impairment corresponding to these assets which belong to the Biopharma segment have been written off for a total amount of Euros 5.3 million in the consolidated profit and loss for 2023.

As a result of the reorganization of the USA donor center network, an impairment for some property, plant and equipment allocated to the relocated donor centers was recognized for a total amount of Euros 5.7 million as an expense in the consolidated statement of profit and loss for 2022.

Tangible assets have been assigned to the corresponding cash-generating unit (CGU) and their impairment has been analyzed jointly with the impairment of goodwill (see note 6).

g)	Transfers

At 31 December 2022, transfers included the reclassification of Euros 5,159 thousand to “non-current assets held for sale” related to agreement that the Group reached for the sale of the installations owned by Grifols Brasil, Lda which became effective during 2023.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(10)   Equity-Accounted Investees and Joint Business

Details of this caption in the consolidated balance sheet at 31 December 2023 and 2022 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2023	% ownership	31/12/2022
Shanghai RAAS Blood Products Co., Ltd.	6.58%	474,601	26.20%	1,910,428
Grifols Egypt Plasma Derivatives	49.00%	46,263	49.00%	36,111
BioDarou P.J.S. Co.	49.00%	11,265	49.00%	5,051
Total equity accounted investees with similar activity to that of the Group		532,129		1,951,590
Albajuna Therapeutics, S.L	100.00%	—	49.00%	622
Mecwins, S.A.	24.59%	2,841	24.59%	2,965
Total of the rest of equity accounted investees		2,841		3,587

Total equity-accounted investees		534,970		1,955,177

Movement in the investments in equity-accounted investees for the year ended 31 December 2023 is as follows:

	Thousands of Euros
	2023
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
	Shanghai
	RAAS Blood	Grifols Egypt			Albajuna
	Products Co.,	Plasma	BioDarou P.J.S.		Therapeutics,	Mecwins,
	Ltd.	Derivatives	Co.	Total	S.L	S.A.	Total	Total
Balance at 1 January	1,910,428	36,111	5,051	1,951,590	622	2,965	3,587	1,955,177

Acquisitions	—	20,342	—	20,342	—	—	—	20,342
Transfers	—	—	—	—	—	—	—	—
Share of profit / (losses)	61,979	(1,025)	2,786	63,740	(798)	(124)	(922)	62,818
Share of other comprehensive income / translation differences	(57,048)	(9,165)	3,846	(62,367)	176	—	176	(62,191)
Collected dividends	(6,891)	—	—	(6,891)	—	—	—	(6,891)
Uncollected dividends	—	—	(418)	(418)	—	—	—	(418)
Transfers	(1,433,867)	—	—	(1,433,867)	—	—	—	(1,433,867)
Balance at 31 December	474,601	46,263	11,265	532,129	—	2,841	2,841	534,970

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Movement in the investments in equity-accounted investees for the year ended 31 December 2022 is as follows:

	Thousands of Euros
	2022
	Equity accounted investees with similar activity to that of the Group					Rest of equity accounted investees
		Shanghai RAAS	Grifols Egypt			Albajuna
	Access	Blood Products	Plasma	BioDarou		Therapeutics,
	Biologicals LLC	Co., Ltd.	Derivatives	P.J.S. Co.	Total	S.L	Mecwins, S.A.	Total	Total
Balance at 1 January	53,264	1,909,596	31,847	—	1,994,707	1,910	3,159	5,069	1,999,776

Acquisitions	—	—	—	4,534	4,534	—	—	—	4,534
Transfers	(129,459)	—	—	—	(129,459)	—	—	—	(129,459)
Share of profit / (losses)	76,895	26,680	865	(962)	103,478	(1,288)	(194)	(1,482)	101,996
Share of other comprehensive income / translation differences	3,028	(18,859)	(16,419)	1,479	(30,771)	—	—	—	(30,771)
Collected dividends	(3,728)	(6,989)	—	—	(10,717)	—	—	—	(10,717)
Others	—	—	19,818	—	19,818	—	—	—	19,818
Balance at 31 December	—	1,910,428	36,111	5,051	1,951,590	622	2,965	3,587	1,955,177

Movement in the investments in equity-accounted investees for the year ended 31 December 2021 is as follows:

	Thousands of Euros
	2021
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees

	Access	Shanghai RAAS	Grifols Egypt		Albajuna
	Biologicals	Blood Products	Plasma		Therapeutics,
	LLC	Co., Ltd.	Derivatives	Total	S.L	GigaGen, Inc.	Mecwins, S.A.	Total	Total
Balance at 1 January	46,782	1,800,578	—	1,847,360	3,378	15,677	2,605	21,660	1,869,020
Acquisitions	—	—	30,454	30,454	—	—	860	860	31,314
Transfers	—	—	—	—	—	(50,794)	—	(50,794)	(50,794)
Share of profit / (losses)	8,298	24,835	(578)	32,555	(1,463)	34,957	(306)	33,188	65,743
Share of other comprehensive income / translation differences	3,929	89,886	1,971	95,786	(5)	160	—	155	95,941
Collected dividends	(5,745)	(5,703)	—	(11,448)	—	—	—	—	(11,448)
Balance at 31 December	53,264	1,909,596	31,847	1,994,707	1,910	—	3,159	5,069	1,999,776

The main movements of the equity-accounted investees with similar activity to that of the Group are explained below:

Grifols Egypt for Plasma Derivatives (S.A.E.)

On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help build a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 36,750 thousand (equivalent to Euros 30,454 thousand at the date of integration), and in exchange received GEPD shares representing 49% of its share capital, which amounts to US Dollars 300 million. The Company has undertaken to make the contributions for the outstanding amount corresponding to its interest as the capital requirements are approved. As a result, the Group made a further capital contribution of US Dollars 22 million during 2022, equivalent to 49% of the total capital contribution made (US Dollars 45 million). Additionally, during 2023 the Group made another capital contribution of US Dollars 22 (Euros 20 million at the contribution date) million, equivalent to 49% of the total capital increase made (US Dollar 67 million).

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

(in thousand Euros)

On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, voting and economic control of GDS.

Consequently, the consolidated balance sheet at 31 December 2020, did not longer show any financial asset related to the contractual right, but the interest in SRAAS was recorded as an investment in an associate company because the Group exercises significant influence in accordance with the criteria established in IAS 28 – Investment in Associates and Joint Ventures. SRAAS’ equity-accounted investment was recognized at the value of the shares at the closing date of the transaction. The difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 was Euros 56,526 thousand which was recognized as Change in fair value of financial instruments in the consolidated statement of profit and loss.

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

On 29 December 2023, Grifols announced a Strategic Alliance and Share Purchase Agreement with Haier Group Corporation (Haier) for the sale of approximately a 20% equity stake in SRAAS in exchange for RMB 12,500 million, which represents a price of RMB 9.405 per share.

According to the fair value implicit in the transaction with Haier, there is no impairment indication in SRAAS investment as of December 31, 2023. At 31 December 2023 Shanghai RAAS Blood Products Co. Ltd. stock market capitalization totals RMB 53,164 million (RMB 42,737 million at 31 December 2022).

	Agreed price in transaction with Haier	31/12/2023	Date of acquisition
SRAAS shares price	CNY 9.405	CNY 8.00	CNY 7.91

As of 31 December 2022, the recoverable value of the investment in SRAAS was determined in accordance with its value in use, calculated as the present value of future cash flows discounted at a discount rate that reflects the inherent risk thereof.

The key assumptions used to perform the impairment test of the investment in SRAAS for 2022 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
SRAAS	3.3%	9.2%

The reasonably possible changes considered for SRAAS were a variation in the discount rate, as well as in the estimated perpetual growth rate, according to the following detail:

	Perpetual Growth rate	Pre-tax discount rate
SRAAS	+/- 50 bps	+/- 50 bps

Due to the aforementioned Share Purchase Agreement with Haier Group Corporation, as of December 31, 2023, the amount equivalent to 20% of the ownership in SRAAS has been reclassified to the heading Non-current assets held for sale (see note 12).

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

(in thousand Euros)

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

On 15 June 2022, Grifols, through its wholly-owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51%, for a total of US Dollars 142 million. With the acquisition of 100% of the shares, Grifols obtains control over Access Biologicals LLC and, therefore, it is considered a group company and is consolidated under the full consolidation method (see note 3). In 2023, Access Biologicals, L.L.C, Chiquito Acquisition Corp. and Grifols Bio Supplies, Inc. entered into a merger agreement, with the surviving company being Grifols Bio Supplies, Inc. (see note 2).

BioDarou P.J.S. Co.

On 25 April 2022, and after obtaining all regulatory approvals, Grifols closed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand (see note 3). Biotest AG is the parent company of a consolidated group of companies, which includes a joint venture investment corresponding to a 49% interest held by Biotest Pharma GmbH in BioDarou P.J.S. Co, whose registered office is in Tehran, Iran, and which is accounted for using the equity method.

The company’s goal is to collect plasma, process it into immunoglobulins, factors and human albumin through Biotest AG and then sell the finished products in Iran.

The main movements for the rest of the equity-accounted investees are explained below:

Albajuna Therapeutics, S.L.

In 2016, Grifols made a capital investment of 3.75 million euros in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders’ Agreement of January 2016, Grifols held a 49% stake in the company’s capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 whose main activity is the development and manufacture of therapeutic antibodies against HIV.

On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited, reached an agreement to acquire all the shares of Albajuna Therapeutics, S.L. for the remaining 51% for a total amount of 1 euro. With the acquisition of 100% of the shares, Grifols obtained control over Albajuna Therapeutics, S.L. and, therefore, it has become a group company and has been consolidated under the global consolidation method (see note 3).

Medcom Advance, S.A.

In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company was equity-accounted. At 31 December 2022 and 2023, this investment is fully impaired.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

In 2021, Mecwins, S.A. acquired own shares from Progenika Biopharma, S.A. to generate treasury stock. This acquisition caused the percentage of ownership in Mecwins, S.A. to decrease to 24.59%.

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

The most recent financial statements available of the main equity-accounted investments of Grifols are as follows:

Balance sheet:

	Thousands of Euros
	31/12/2023	31/12/2022
	SRAAS	SRAAS
Non-current assets	2,990,702	3,028,641
Current assets	561,804	648,415
Cash and cash equivalents	512,309	430,655
Non-current liabilities	(2,182)	(2,645)
Non-current financial liabilities	(211)	(292)
Current liabilities	(263,827)	(193,289)
Net assets	3,798,595	3,911,485

P&L:

	Thousands of Euros
	31/12/2023	31/12/2022
	SRAAS	SRAAS
Net revenue	778,328	700,831
Profit for the year	234,416	227,000

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Joint arrangement

Biotek America LLC

In July 2021, Grifols signed a collaboration agreement with ImmunoTek GH, LLC (ImmunoTek), an operator with recognized experience in the market, for the opening and management of 21 plasma collection centers. This agreement was subsequently amended to increase the number of centres to 28 plasma centres. The transaction was instrumentalized through the creation of a transparent company for tax purposes in the United States, Biotek America LLC (“ITK JV”), which created a series of shares for each center. Grifols holds 75% of each series of shares through the company Grifols Bio North America and ImmunoTek the remaining 25%.

During the 2023 financial year, the Group and Immunotek signed an amendment to the initial agreement. As of 31 December 2023 and 2022, this collaboration agreement has involved:

●	The construction, licensing, and commissioning by ImmunoTek of a total of 21 plasma centers in the United States. This agreement was later extended to a total of 28 centres;
●	The sale of each center to Grifols approximately 3 years after its opening, for an approximate amount of US Dollars 579,615 thousand (US Dollars526,753 thousand) for the 28 centers. The number of centers to be acquired and the date of acquisition of these will be: 7 centers in April 2024, 7 centers in July 2024, 8 centers in January 2025 and 6 centers in January 2026;
●	Grifols made advances of up to US Dollars 5,000 thousand for each center to ImmunoTek (US Dollars 140,000 thousand) for the 28 centers (Euros 126,697 thousand), which will be deducted from the purchase price of the centers.
●	All of the plasma collected by ITK JV through the 28 centers is sold exclusively to Grifols in exchange for an agreed price. Plasma purchases made from ITK JV in 2023 and 2022 amounted to Euros 233,706 thousand and Euros 66,648 thousand, respectively.
●	ImmunoTek exclusively holds the management of the centers in exchange for a fee for its management that amounted to Euros 10,630 thousand (Eurps 5,836 thousand in 2022). Subsequently, as a result of a contractual amendment, management fees became fixed amounts.
●	As a manager, you can carry out all the acts you deem necessary under your sole and sole responsibility, but always within the activities agreed by the parties. It can only be terminated with the unanimous consent of the parties. However, the manager does not act with a delegated power, insofar as it has exposure for management fees and the achievement of objectives to maximise the selling price of each of the series.
●	In the event of liquidation of ITK JV, once the creditors of ITK JV or each of the series have been paid, the advances contributed by the unitholders must then be returned, in this case, the advances contributed by the Grifols Group and the remainder, if any, will be distributed to each of the shareholders in proportion to their participation in the share capital (Immunotek 25%; Grifols 75%).
●	None of the series should be responsible for expenses incurred or attributed to the other series. All profit, loss, income and expense items will be allocated to ImmunoTek, including any tax benefits derived therefrom. However, all assets and liabilities correspond to each of the series. Therefore, each of the series has a separate legal personality, with assets and liabilities isolated from the rest, i.e. each series is a SILO.
●	Grifols, through Grifols Shared Services North America, Inc. acts as guarantor of five plasma center lease agreements up to US$50M that ImmunoTek has not involved in the collaboration under Biotek America, LLC. In addition, Grifols S.A. acts as guarantor of the commitments acquired for the purchase of the 28 plasma centers.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

As of 31 December 2023, the Group has made advance payments for the acquisition of the 28 plasma centers amounting to Euros 21,136 thousand (US Dollars 22,804 thousand). The amounts payable net of deposits and on the basis of a minimum production and existence of the centres at the time of purchase, would be the following amounts according to the estimated payment schedule:

	Thousand
Year	US Dollar	Euros
2024	273,663	248,785
2025	81,238	73,853
2026	61,910	56,282
Total	416,811	378,920

Regardless of whether Grifols holds a 75% stake and whether the management has been transferred to Immunotek, there is joint control until Grifols acquires the centers and will be counted as a joint agreement based on the contractual conditions: (i) joint decision-making power on the relevant activities; (ii) Grifols’ exposure to the 75% stake, the advances paid, the guarantees granted and the contracts for the purchase of plasma supply; (iii) significant exposure of the other shareholder to the results of the silos generated and their fees, given that it does not act with delegated power and, (iv) linkage between the two.

Therefore, to the extent that there is joint control and each series is representative of a SILO and has been designed and created to sell all the plasma collected to Grifols and advances the necessary funds for the development of the series and guarantees the obligations, they should be considered joint agreements.

However, there is a disproportion between Grifols’ percentage stake in the series, which amounts to 75%, and the economic exposure to assets and liabilities of 100%, while the income and expenses and tax benefits derived therefrom from the period prior to the acquisition must be attributed to Immunotek. As a result, the losses generated by the series during the period prior to the acquisition belong to the other shareholder under the tax transparency regime.

In accordance with the above, up to 2022, Grifols has recognized the participation in the series applying the participation method and, to the extent that the result attributed to Grifols is zero, such participation has been valued at a zero amount. On the other hand, it has recognized as an asset the advances granted to Immunotek for the development of the centers. The advances granted will be deducted from the purchase price agreed by the centres, so they will be cancelled with the acquisition of each of the series.

As indicated, the transaction has been accounted for as a forward contract to acquire a business and, therefore, there is a derivative financial instrument that does not meet the requirement for exclusion under IFRS 9.

Since the strike price of the call options as well as the forward contract have been established considering a price per liter of market, the value of the options is not relevant. In addition, although a forward contract implies a term obligation, that fact does not imply recognition of the contractual obligation to acquire an asset or business, to the extent that it is not controlled in accordance with IAS 32.

Notwithstanding the above, in 2023 the series has been integrated in accordance with IFRS 11 Joint Agreements, with the aim of improving transparency. The integration was carried out prospectively from 1 January 2023, recognising an adjustment in reserves amounting to Euros 39,344 thousand. This amount reflects the losses attributable to the other unitholder, as previously indicated and which will be cancelled when each series is acquired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Below is a breakdown of the aggregate balances of the 28 centers as of 31 December 2023 and 2022, excluding balances with Grifols. The balances as of 31 December 2023 are included in these consolidated financial statements in accordance with IFRS 11 Joint Arrangements aligning the accounting treatment with the essence of the contract, which was last modified  in June 2023:

	Thousands of
	US Dollars		Euros
	31/12/2023	31/12/2022	31/12/2023	31/12/2022
Non-current assets	120,133	123,393	108,718	115,688
Current assets	69,726	65,993	63,100	61,872
Total assets	189,859	189,385	171,818	177,560

Non-current liabilities	119,449	126,762	108,099	118,846
Current liabilities	90,791	91,529	82,164	85,814
Total liabilities	210,240	218,290	190,263	204,660

Total Equity	(20,381)	(28,905)	(18,445)	(27,100)

	Thousands of
	US Dollars		Euros
	31/12/2023	31/12/2022	31/12/2023	31/12/2022
Net revenue	255,373	72,540	231,106	68,011
Profit for the year	(2,924)	(35,529)	(2,646)	(33,310)

(11)   Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2023 and 2022 are as follows:

		Thousands of Euros
	Reference	31/12/2023	31/12/2022
Other non-current investments		11,139	11,540
Non-current derivatives	Note 30	1,043	27,030
Total Non-current financial assets measured at fair value		12,182	38,570
Non-current guarantee deposits		8,872	9,277
Other non-current financial assets	(a)	18,996	463,201
Non-current loans to third parties	(b)	136,626	109,697
Total Non-current financial assets measured at amortized cost		164,494	582,175

In Non-current guarantee deposits, there are long-term deposits with related parties that amount 934 thousand Euros at 31 December 2023 (934 thousand Euros at 31 December 2022) (see note 31).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details of current financial assets on the consolidated balance sheet at 31 December 2023 and 2022 are as follows:

		Thousands of Euros
	Reference	31/12/2023	31/12/2022
Current derivatives	Note 31	23,644	12,629
Total Non-current financial assets measured at fair value		23,644	12,629

		Thousands of Euros
	Reference	31/12/2023	31/12/2022
Deposits and guarantees		325	359
Other current financial assets	(a)	116,143	30,627
Current loans to third parties	(b)	120	48
Total other current financial assets measured at amortized cost		116,588	31,034

(a)	Other non-current and current financial assets

Details of other non-current and current financial assets are as follows:

		Thousands of Euros
	Reference	31/12/2023	31/12/2022
Other financial assets with related parties	Note 31	101,217	318,890
Other financial assets with associated parties	Note 31	418	—
Other financial assets with third parties		33,504	174,938
Total other non-current and current financial assets		135,139	493,828

Other financial assets with related parties includes the open balance of the cash pooling that Haema AG and BPC Plasma, Inc. have with Scranton Plasma B.V. (see note 31). Those balances have been reclassified from non-current to curent based on their maturity. In 2023, the balance was significantly reduced because BPC Plasma Inc. distributed a dividend without cash outflow compensating “other non-current financial assets”. The dividend corresponds to the result of the previous 4 years for a value of Euros 266,406 thousand to its shareholder Scranton Plasma B.V. This distribution had an impact against the group’s non-controlling interests reserves (see note 19).

(b)	Non-current and current loans

Details of non-current and current loans are as follows:

		Thousands of Euros
	Reference	31/12/2023	31/12/2022
Loans to related parties	Nota 31	115,209	96,537
Loans to third parties		21,537	13,208
Total current and non-current loans		136,746	109,745

(12)    Non-current assets held for sale

On 29 December 2023, Grifols reached an agreement with Haier Group Corporation (“Haier”) for the sale of a 20% equity interest in Shanghai RAAS (SRAAS) for RMB 12,500 million (approximately US Dollars 1,800 million), while retaining a 6.58% interest in SRAAS.

The closing of the transaction is subject to the relevant regulatory approvals and confirmatory due diligence by the buyer. Both parties estimate that the closing of the transaction will occur in June 2024, although it could be postponed if any regulatory approvals are pending at that date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

As part of the agreement with Haier, the parties have agreed that Grifols will retain a director on the Board of Directors of SRAAS. Grifols and SRAAS will amend the Exclusive Distribution Agreement with SRAAS to supply increased quantities of human serum Albumin in the Chinese market, to extend its current term for an initial period of 10 years (until 2034), with SRAAS having the option to extend this term for an additional 10 years. Grifols and the purchaser undertake not to transfer any of their shares in SRAAS for a period of 3 years after the closing of the transaction. Grifols commits to:

•	achieve an aggregate EBITDA in Grifols Diagnostic Solutions of US Dollar 850 million for the period 2024-2028 and in the event that such EBITDA is not met, Grifols will compensate SRAAS with 45% of the remaining amount until that amount is reached (see note 29).
•	distribute 50% of the distributable profit in GDS to GDS shareholders in the period 2024-2028
•	Under the voting proxy agreement, the Group will cede the exercise of voting rights relating to the 6.58% of shares in SRAAS that it retains to Haier for a period of 10 years from the payment of the transaction price by Haier.

With this transaction, Grifols will mainatin its presence in China, will continue with its commercial agreements with SRAAS, and at the same time, will fulfill its commitment to deleverage.

At December 31, 2023, the amount equivalent to 20% of the stake in SRAAS, amounting to Euros 1,433,867 thousand, has been reclassified to “Non-current assets held for sale”, given that Grifols has a firm commitment to sell this stake and that its sale is considered highly probable in accordance with IFRS 5. This reclassification has had no impact on the consolidated statement of profit or loss at 31 December 2023, because the sale price agreed less costs is higher than the carrying amount. Likewise, the sale of this interest has not been considered as discontinued operations because it does not represent a significant line of business or geographical area of operation separate from the rest. This interest is included within the “Other” segment for consolidated financial reporting purposes.

(13)   Inventories

Details of inventories at 31 December 2023 and 2022 are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Goods for resale	149,060	138,909
Raw materials and supplies	1,104,795	1,064,776
Work in progress and semi-finished goods	1,210,085	1,331,644
Finished goods	995,337	666,028
	3,459,277	3,201,357

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021
Balance at 1 January	84,740	158,724	122,613
Net charge for the year	57,041	(66,647)	28,092
Cancellations for the year	(15,985)	(12,155)	(269)
Translation differences	(2,140)	4,818	8,288
Balance at 31 December	123,656	84,740	158,724

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

As a result of the discontinuation of the Blood Collection Systems activity, an impairment of some inventory was recognized for a total amount of Euros 5 million as an expense in the consolidated statement of profit and loss for 2021.

The cost of inventory amounts to Euros 4,108,027 thousand in 2023 (Euros 3,761,316 thousand in 2022 and Euros 3,017,550 thousand in 2021).

(14)  Contract assets

Contract assets from contract fractionation relate to contractual obligations from contract fractionation agreements entered into by Biotest AG. The resulting performance obligations are generally fulfilled by Biotest over a period of up to 12 months. Receivables from this business, which usually have a due date of between 90 and 120 days, are recognized when the right to receive the consideration becomes unconditional. This is the case when the biological drugs produced from the blood plasma provided by the customer are delivered to the customer. These are service transactions that are valued at the corresponding costs of sales incurred plus profit margin, if it can be estimated.

Details of contract assets at 31 December 2023 and 2022 are as follows:

	Thousands of Euros
	31/12/2023	31/12/2023
Contract assets (gross)	47,839	35,467
Allowances for expected credit losses	(88)	(313)
Contract assets (net)	47,751	35,154

Default risks are accounted for by making value adjustments to the contract assets. The allowance for expected credit losses is calculated as the difference between the nominal amount of the contract assets and the estimated recoverable amount.

Movement in allowance for expected credit losses corresponding to contract assets is included in note 30.

(15)   Trade and Other Receivables

Details at 31 December 2023 and 2022 are as follows:

		Thousands of Euros
	Reference	31/12/2023	31/12/2022
Trade receivables		449,139	478,597
Receivables from associates	Note 31	227,550	162,382
Impairment losses	Note 30 (i)	(31,576)	(32,291)
Trade receivables		645,113	608,688
Other receivables	Note 30 (i)	27,444	10,050
Personnel		1,123	770
Advance payments	Note 30 (i)	4,150	19,033
Taxation authorities, VAT recoverable		32,587	38,719
Other public entities		9,629	4,609
Other receivables		74,933	73,181
Current income tax assets		47,213	56,782
Total trade and other receivables		767,259	738,651

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

At 31 December 2022, Advance payments included prepayments to Biotek America, LLC (ImmunoTek) for a total amount of 11,998 thousand Euros (see note 31).

‘Assignment of credit rights

During 2023, 2022 and 2021 the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor’s ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor.

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

Likewise, in financial years 2023, 2022, and 2021, some receivables assignment contracts were signed with a financial institution, in which the Group retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as factoring with recource and the assigned amount remains in the consolidated balance sheet at 31 December 2023 and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the assignment. The amount recognized in Euros 16,985 thousand at 31 December 2023 (Euros 16,546 thousand at 31 December 2022).

Total receivables without recourse sold to financial institutions through the aforementioned contracts in 2023 amount to Euros 2,858,117 thousand (Euros 3,174,308 thousand in 2022 and Euros 2,975,343 thousand in 2021).

At 31 December 2023 the finance cost of credit rights sold for the Group totals Euros 24,993 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2023 (Euros 18,201 thousand in 2022 and Euros 10,292 thousand in 2021) (see note 27).

Details of balances with related parties are shown in note 31.

The volume of invoices sold without recourse to various financial institutions which, based on their due date would not have been collected at 31 December 2023, totals Euros 391,886 thousand (Euros 445,185 thousand at December, 2022).

(16)   Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2023 and 2022 are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Current deposits	6,506	5
Cash in hand and at banks	523,071	547,974
Total cash and cash equivalents	529,577	547,979
(1)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(17)    Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)	Share capital

At 31 December 2023 and 2022, the Company’s share capital amounts to Euros 119,603,705 and comprises:

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

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2023 and 2022.

At 31 December 2023 and 2022, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Movement in outstanding shares during 2023 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2023		422,185,368	256,225,326
(Acquisition) / disposal of treasury stock	Note 17 (d)	—	681,585
Balance at 31 December 2023		422,185,368	256,906,911

Movement in outstanding shares during 2022 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2022		422,185,368	256,354,580
(Acquisition) / disposal of treasury stock	Note 17 (d)	—	(129,254)
Balance at 31 December 2022		422,185,368	256,225,326

(b)	Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

(c)	Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies.

The movement in this caption of the consolidated balance sheet during the years ended at 31 December 2023, 2022 and 2021 is reflected in the consolidated statement of changes in equity, the most significant movements being detailed below:

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

At 31 December 2023 and 2022 the legal reserve of the Parent amounts to Euros 23,921 thousand which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2023 the balance of the legal reserve of other Spanish companies amounts to Euros 1,711 thousand (Euros 2,066 thousand at 31 December 2022).

Other foreign Group companies have a legal reserve amounting to Euros 4,227 thousand at 31 December 2023 (Euros 4,137 thousand at 31 December 2022).

Unavailable reserve

At 31 December 2023, Euros 7,179 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 18,908 thousand at 31 December 2022) are, in accordance with applicable legislation, a distribution limitation until these development costs have been amortized.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

The Parent held Class A and B treasury stock equivalent to 1.2% of its capital at 31 December 2023 (1.3% of its capital in Class A and B treasury stock at 31 December 2022).

Treasury stock Class A

During the years ended at 31 December 2023 and 2022, there have been no movements in Class A treasury shares, with a total of 3,944,430 shares and 89,959 thousand euros.

Treasury stock Class B

Movement in Class B treasury stock during 2023 was as follows:

	No. of Class B
	shares	Thousands of Euros
Balance at 1 January 2023	5,199,784	72,261
Disposal Class B shares	(681,585)	(9,472)
Balance at 31 December 2023	4,518,199	62,789

In March, May and October 2023, the Group delivered 681,585 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan.

Movement in Class B treasury stock during 2022 is as follows:

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2023, and the distribution of profit approved for 2022, presented at the general meeting held on 16 June 2023, is as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Voluntary reserve	(246,734)	(266,296)
Lossest of the Parent	(246,734)	(266,296)

The distribution of profit corresponding to the year ended 31 December 2023 and 2022 are presented in the statement of changes in consolidated equity.

During 2023 and 2022 no dividend or interim dividend have been paid.

(f)   Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) and a long-term incentive plan for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 8,282 thousand at 31 December 2023 (Euros 7,304 thousand at 31 December 2022).

The incentive plan has been granted to certain employees as part of their compensation package, subject to the achievement of various metrics, both financial and non-financial. The plan has been assessed by calculating the unit value of the options at the valuation date and multiplying it by the total number of options to be granted. Subsequently, this unit value will be adjusted based on the likelihood of achieving the specified objectives.

(18)    Earnings Per Share

(a)	Basic Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021
Profit for the year attributable to shareholders of the Parent (Thousands of Euros)	59,315	208,279	188,726
Weighted average number of ordinary shares outstanding	679,756,294	679,805,142	681,556,937
Basic earnings per share (Euros per share)	0.09	0.31	0.28

The weighted average number of ordinary shares outstanding (basic) is as follows:

	Number of shares
	31/12/2023	31/12/2022	31/12/2021
Issued shares outstanding at 1 January	679,469,076	679,598,330	685,601,126
Effect of shares issued	287,218	206,812	(4,044,189)
Weighted average number of ordinary shares outstanding (basic) at 31 December	679,756,294	679,805,142	681,556,937

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021
Profit for the year attributable to shareholders of the Parent (Thousands of Euros)	59,315	208,279	188,726
Weighted average number of ordinary shares outstanding (diluted)	677,101,992	679,292,729	681,404,922
Diluted earnings per share (Euros per share)	0.09	0.31	0.28

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares
	31/12/2023	31/12/2022	31/12/2021
Ordinary shares outstanding at 1 January	679,469,076	679,598,330	685,601,126
Shares committed under RSU plan	(2,654,302)	(512,413)	(152,015)
Effect of treasury stock	287,218	206,812	(4,044,189)
Weighted average number of ordinary shares outstanding (diluted) at 31 December	677,101,992	679,292,729	681,404,922
(2)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(19)   Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2023 are as follows:

		Thousands of Euros
				Business
				combinations /
		Balance at		Perimeter		Other	Translation	Balance at
	Reference	31/12/2022	Additions	additions	Dividends	movements	differences	31/12/2023
Grifols (Thailand) Pte Ltd		4,779	642	—	(28)	—	(149)	5,244
Grifols Malaysia Sdn Bhd		3,663	850	—	—	—	(283)	4,230
Araclon Biotech, S.A.		(593)	(544)	—	—	—	—	(1,137)
Kiro Grifols, S.L.		(25)	(301)	326	—	—	—	0
Haema AG		228,684	24,936	—		—	—	253,620
BPC Plasma, Inc		354,502	67,892	—	(266,406)	11	(8,342)	147,657
Grifols Diagnostics Solutions Inc.		1,353,674	39,670	—	—	74	(46,095)	1,347,323
Plasmavita Healthcare		10,134	2,634	—	—	—	—	12,768
Haema Plasma Kft		11,939	7,767	—	—	—	638	20,344
G Pyrenees Research Cntr		(6)	(12)	—	—	40	—	22
Albimmune SL		(741)	(1,021)	—	—	—	—	(1,762)
Biotest AG	Note 3	361,596	(21,161)	6,283	—	(64)	10,356	357,010
		2,327,606	121,352	6,609	(266,434)	61	(43,875)	2,145,319

During the 2023 financial year, BPC Plasma, Inc. distributed a dividend without cash outflow compensating Other non-current financial assets. This dividend corresponds to the result of the previous 4 financial years, valued at Euros 266,406 thousand to its shareholder Scranton Plasma B.V. This distribution has had an impact against the group’s non-controlling interests reserves (see note 19).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details of non-controlling interests and movement at 31 December 2022 are as follows:

	Thousands of Euros
				Business
				combinations /
		Balance at		Perimeter	Other	Translation	Balance at
	Reference	31/12/2021	Additions	additions	movements	differences	31/12/2022
Grifols (Thailand) Pte Ltd		4,417	282	—	(23)	103	4,779
Grifols Malaysia Sdn Bhd		3,059	593	—	—	11	3,663
Araclon Biotech, S.A.		240	(833)	—	—	—	(593)
VCN Bioscience, S.L		97	—	—	(97)	—	—
Kiro Grifols, S.L.		284	(312)	—	3	—	(25)
Haema AG		233,542	(4,858)	—	—	—	228,684
BPC Plasma, Inc		305,276	30,086	—	—	19,140	354,502
Diagnostics Solutions Inc.		1,234,850	46,719	—	111	71,994	1,353,674
Plasmavita Healthcare		11,724	(1,590)	—	—	—	10,134
Haema Plasma Kft		—	(4,074)	17,080	—	(1,067)	11,939
G Pyrenees Research Cntr		—	(7)	1	—	—	(6)
Albimmune SL		—	(742)	1	—	—	(741)
Biotest AG	Note 3	—	(2,397)	356,386	8	7,599	361,596
		1,793,489	62,867	373,468	2	97,780	2,327,606

On 25 April 2022, the Group acquired 70.18% of the shares in Biotest AG. Consequently, the information relating to Biotest, AG corresponds to the period from 1 May to 31 December 2022.

At 31 December 2023 and 2022, the main items of the statement of financial positions of the most significant non-controlling interests are as follows:

	Thousands of Euros
	31/12/2023
					Total Consolidated
	Non-				Equity (except for	% Non-	Non-
	current	Current	Non-current	Current	intercompany	controlling	controlling
	assets	assets	liabilities	liabilities	eliminations)	Interest	interests
Grupo Biotest	2,151,817	695,652	(537,781)	(650,627)	1,197,218	29.8%	357,010
Grupo GDS	4,216,198	273,576	(323,673)	(109,121)	4,056,980	33.2%	1,347,323
Haema AG	232,428	127,726	(28,859)	(74,680)	253,620	100%	253,620
BPC Plasma, Inc	228,306	23,004	(48,510)	(19,329)	147,657	100%	147,657
	6,828,749	1,119,958	(938,823)	(853,757)	5,655,475		2,105,610

	Thousands of Euros
	31/12/2022
					Total Consolidated
	Non-				Equity (except for	% Non-	Non-
	current	Current	Non-current	Current	intercompany	controlling	controlling
	assets	assets	liabilities	liabilities	eliminations)	Interest	interests
Grupo Biotest	2,068,551	612,242	(723,869)	(444,843)	1,212,597	29.8%	361,597
Grupo GDS	4,175,839	286,153	(292,416)	(93,474)	4,076,102	33.2%	1,353,674
Haema AG	297,202	40,240	(19,673)	(72,675)	228,684	100%	228,684
BPC Plasma, Inc	496,433	30,201	(54,402)	(60,638)	354,502	100%	354,502
	7,038,025	968,836	(1,090,360)	(671,630)	5,871,885		2,298,457

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

	Thousands of Euros				Thousands of Euros
	31/12/2023				31/12/2022
		Consolidated	% Non-	Non-		Consolidated	% Non-	Non-
	Ordinary	Net	controlling	controlling	Ordinary	Net	controlling	controlling
	Income	Income	Interest	interests	Income	Income	Interest	interests
Grupo Biotest	684,521	(70,962)	29.8%	(21,161)	361,239	(8,037)	29.8%	(2,397)
Grupo GDS	605,851	119,453	33.2%	39,670	619,731	140,678	33.2%	46,719
Haema AG	194,892	24,936	100%	24,936	165,481	(4,858)	100%	(4,858)
BPC Plasma, Inc	248,918	67,892	100%	67,892	293,520	30,086	100%	30,086
	1,734,182	141,319		111,337	1,439,971	157,869		69,551

Detail of cash flows of the most significant non-controlling interests is as follows:

	Thousands of Euros
	31/12/2023				31/12/2022
	Haema	BPC Plasma	Biotest, AG	Grupo GDS	Haema	BPC Plasma	Biotest, AG	Grupo GDS

Net cash flows from operating activities	23,278	5,814	(3,608)	232,418	(11,479)	17,534	(39,881)	220,566
Net cash flows from investing activities	(28,367)	(8,421)	209	(204,591)	(14,515)	(69,003)	(29,358)	(222,612)
Net cash flows from financing activities	—	—	(4,829)	(27,378)	—	—	91,219	1,914
	(5,089)	(2,607)	(8,228)	449	(25,994)	(51,469)	21,980	(132)

Haema AG and BPC Plasma, Inc.

In mid-2018, Grifols acquired 100% of the shares of Haema AG and BPC Plasma, Inc., which were subsequently sold to Scranton in December 2018, for the same amount and conditions under which they were acquired.

The following indicators support the power that Grifols maintains over these companies, even after their sale to Scranton and that, therefore, it retains control over Haema and BPC in accordance with IFRS 10:

-

Grifols has an option to repurchase 100% of both companies exercisable at any time, which, in addition, has a substantive character insofar as there are no restrictions on its exercise (even when the sales contract includes a nullity clause of the option in the event of default by the buyer, Grifols will maintain the ability to exercise said purchase option in the 90-day period that the buyer has to remedy a non-payment situation);

-	There are no shareholder agreements that establish that relevant decisions are approved in a manner different from by majority vote.

-	Grifols has the financial capacity to exercise the purchase option;

-	Although Grifols does not have voting rights, it maintains power in both companies, through its ability to exercise the repurchase option which grants it potential voting rights;

-

Furthermore, Grifols is the manager of both companies through the management contract in the plasma collection business of the donation centers, which includes general management and joint approval of the business plan, granting the intellectual property license and know-how.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

-

Additionally, there is a plasma supply agreement for 30 years where the plasma that these entities will produce will be almost entirely to meet Grifols’ needs. The sale price of the plasma is established based on the full cost of production, plus a fixed margin. There is no exclusivity of sale. Both contracts have the same duration.

Therefore, although Scranton owns all of the voting rights, Grifols manages the businesses and acquires 100% of BPC and Haema’s production and in the event of any discrepancy between Scranton and Grifols, Grifols has the ability to exercise the right of the purchase option at any time.

As a result of all of the above, Grifols has the power to direct the relevant activities of these companies, since it manages them and jointly determines their business plan, having the unilateral right to repurchase 100% of both companies. The fact that Grifols has a currently exercisable purchase option implies that it acts as principal in the exercise of power (i) through the management contract and (ii) by not having delegated said power. Therefore, Grifols maintains control in both companies and therefore consolidates them.

In relation to the purchase option and given that it is based on a variable number of shares and a variable acquisition price, said instrument is a derivative financial instrument that must be valued at fair value with changes in the profit and loss account.

Based on the contractual conditions, Grifols has estimated the price of the option as (i) the price for which the shares have been sold to Scranton (US Dollars 538,000,000) plus (ii) the variation in working capital, which, given the business model of both companies, will be mainly represented by undistributed profits. Insofar as the exercise price has been established for a value similar to the fair value of BPC and Haema, the option does not have a significant value. On the other hand, since the valuation of the option is based on non-observable market variables, it corresponds to Level 3 of the fair value hierarchy. Considering the uncertainties underlying the valuation of the option as it deals with non-observable variables, and the value of the same not being significant, said value has not been recognized as of 31 December 2023 and 2022.

Likewise, both the shares of Haema AG and the shares of BPC Plasma Inc. are currently pledged as collateral for the loan from Scranton Plasma BV with Bank of America. If a default occurs under the loan agreement, as long as the financing banks have not executed the corresponding pledge, Grifols may exercise the purchase option. Grifols will pay the bank in preference to Scranton Plasma BV until the amount of the debt at the time of acquisition is settled. There is no time limitation in the loan agreement for Grifols to exercise the repurchase option.

GDS Group

There is an indirect participation through SRAAS:

-	Grifols owns a 26.58% stake in SRAAS (associated company) and a 55% stake in GDS (dependent company) and;

-	SRAAS owns a 45% stake in GDS (company associated with SRAAS).

Since IAS 28 does not address how to account for cross-participations, Grifols has opted to: in the equity method of integration of the result of SRAAS, the result that SRAAS recognizes when integrating the result of GDS by its percentage of participation (45% of GDS) is excluded. Therefore, Grifols’ consolidated result does not include 11.96% of GDS’s result recognized in SRAAS (equivalent to 45% * 26.58%) to avoid duplications, since the GDS Group is consolidated by global integration.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

When determining the allocation of the GDS result attributed to the non-controlling interest (SRAAS), SRAAS’s percentage of participation in GDS is adjusted by 11.96% and therefore, the percentage to attribute the result is 33.04% (45% - 11.96%) (33.2% as of 31 December 2022).

Grifols, S.A. has control over Grifols Diagnostic Solutions, Inc (hereinafter GDS) through Grifols Shared Services North America, Inc (hereinafter GSSNA), following the entry of the new shareholder Shanghais RAAS Blood Products Co Ltd (hereinafter SRAAS).

Grifols, S.A., through GSSNA, owns 60% of the Class A shares with voting rights and 50% of the Class B shares without voting rights, with both classes of shares having the same economic rights, so the economic rights amount to 55%. SRAAS owns 40% of class A shares and 50% of class B shares and economic rights of 45%.

Both shareholders have the right of first refusal in the event of a sale of the stake by each of the parties. In addition, SRAAS has certain veto rights, although Grifols has control over GDS for the following reasons:

●	Grifols holds 60% of the voting rights and has 3 members on the Board of Directors out of a total of 5 members.
●	It has been expressly endorsed by the parties in their agreements;
●	In the meetings of the Board there is no reference or formal approval of the business and investment plan by SRAAS, and only very generic presentations of results are made and at no time do they mention or compare with the budget, but comparisons are made with respect to the previous comparative period;
●	Grifols only requires approval for investments or divestments in relevant assets, understood as such amounts greater than 30% of GDS’s assets. It should be noted that investments in GDS in their budgets are well below this threshold;
●	The absence of control or joint control implies a risk to the performance of SRAAS and to mitigate this, the minimum EBITDA guarantee mentioned in note 19 was signed;
●	GDS is directed, operated and managed directly by Grifols, without SRAAS having any relevant involvement;

(20)    Provisions

Details of provisions at 31 December 2023 and 2022 are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Provisions for pensions and similar obligations (a)	100,159	94,071
Other provisions	16,766	15,992
Non-current provisions	116,925	110,063

Trade provisions	39,695	39,693
Other provisions	8,111	16,646

Current provisions	47,806	56,339

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The movement in non-current and current provisions is as follows:

	Thousands of Euros
	Reference	31/12/2023	31/12/2022	31/12/2021
Opening balance		166,402	55,529	38,446

Business combinations	Note 3	0	138,476	32
Net charges		28,696	12,588	15,664
Net cancellations		(19,571)	(9,091)	(794)
Transfers		(9,550)	(33,575)	(673)
Translation differences		(1,246)	2,475	2,854

Closing balance		164,731	166,402	55,529

(a)	Pension plan

At 31 December 2023, 2022 and 2021, the balance of provisions for pensions and similar mainly includes provisions made by the Biotest Group in relation to retirement benefit obligations and foreign personal commitments with employment.

Benefits are based on the employee’s length of service and salary. Retirement benefit obligations relate mainly to employees of the Group’s German companies. Similar obligations are foreign obligations payable in a lump sum on retirement and obligations of the pension savings plan. These plans are voluntary pension plans not subject to statutory or legal obligations. The amount of the pension obligations is mainly dependent on interest rate movements and the life expectancy of the participants.

In financial year 2023, assets of Euros 10,757 thousand, were mainly held by a trustee, company of the group, under a contractual trust arrangement (CTA) as external insolvency insurance for portions of the occupational pension scheme (Euros 8,622 thousand at 31 December 2022). Since the transferred funds qualify as plan assets in accordance with IAS 19, provisions for pensions and similar obligations were netted with the transferred assets. As a result, provisions for pensions and similar obligations were reduced accordingly.

At 31 December 2023 and 2022, the net defined benefit liability of the Group comprises the following:

	Thousands of Euros
	31/12/2023	31/12/2022
From pension plans	95,721	88,086
From similar obligations	15,195	14,607
Net present value of defined benefit obligations	110,916	102,693

For pension plans	8,738	7,033
For similar obligations	2,019	1,589
Fair value of plan assets	10,757	8,622

From pension plans	86,983	81,054
From similar obligations	13,176	13,017
Net defined benefit liability	100,159	94,071

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The costs for the defined benefit plans consist of the following components:

	Thousands of Euros
	31/12/2023	31/12/2022
Current service cost	5,204	3,563
Net interest expenses	3,536	799
Total expenses recognised in profit and loss	8,740	4,362

Actuarial losses due to experience adjustments	(1,131)	1,294
Actuarial gains due to changes in financial assumptions	4,200	(35,302)
Actuarial gains from changes in demographic assumptions	0	(6)
Return on plan assets (excluding amounts included in net interest expense)	(227)	755
Revaluation recognised directly in other comprehensive income	2,842	(33,259)

Defined benefit costs	11,582	(28,897)

In financial year 2023, actuarial losses of Euros (3,069) thousand are recognized in other comprehensive income (actuarial profits of Euros 34,014 thousand at 31 December 2022).  Of this amount, Euros (4,200) thousand resulted from changes in actuarial assumptions (Euros 35,302 thousand of profits at 31 December 2022), which is mainly due to the decrease in the actuarial interest rate in the main plans in Germany from 3.9% to 3.4% (increase in the actuarial interest rate in the main plans in Germany from 1.1% to 3.9% in 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The following table shows the reconciliation of the net present value of the defined benefit obligation (DBO):

	Thousands of Euros
	31/12/2023	31/12/2022
Net present value of defined benefit obligation	102,693	132,543

Current service cost	5,136	5,441
Interest expense	3,536	849
Expenses recognised in the statement of profit and loss	8,672	6,290

Actuarial losses due to experience adjustments	(1,131)	1,294
Actuarial gains due to changes in financial assumptions	4,200	(35,302)
Actuarial gains from changes in demographic assumptions	0	(6)
Revaluation recognised directly in other comprehensive income	3,069	(34,014)

Pension benefits paid	(3,518)	(2,126)

Net present value of defined benefit obligations at 31 December	110,916	102,693

The following table shows the reconciliation of the fair value of plan assets:

	Thousands of Euros
	31/12/2023	31/12/2022
Fair value of plan assets	8,622	6,844

Interest income	95	50
Income recognised in the consolidated statement of income	95	50

Return on plan assets (excluding amounts included in net interest expenses)	(108)	(416)
Revaluations recognised directly in the statement of comprehensive income	(108)	(416)

Contribution by the employer	2,208	2,135
Payments from plan assets	(60)	9

Fair value of plan assets as of 31 December	10,757	8,622

The following payments are expected to be made in subsequent years based on the current pension obligations of the Group:

	Thousands of Euros
	31/12/2023	31/12/2022
In the next 12 months	5,239	4,468
Between 2 and 5 years	22,369	21,629
Between 5 and 10 years	31,307	31,124
After 10 years	122,746	121,070
Total expected payments	181,661	178,291

The weighted average term of the defined benefit plans is 11.6 years as of 31 December 2023 (11.7 years at 31 December 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Plan assets of the Group were invested in the following asset classes as of the reporting date:

	Thousands of Euros
	31/12/2023	31/12/2022
Cash and cash equivalents	102	187
Financial investment	2,750	1,000
Fund shares	7,905	7,435
Total expected payments	10,757	8,622

The plan assets transferred are invested in accordance with defined investment principles, whereby the maturity or termination option of the financial instruments must always be selected in such a way that the association can meet its payment obligations. In accordance with the investment principles, the assets can be invested in Euro time deposits as well as domestic government bonds, mortgage bonds or fund units in money market funds or corporate bonds, all in Euro. Loans can also be issued to the Group companies against the corresponding guarantees. A minimum rating of A- is required for all financial instruments.

The calculation of the pension plans is based on the following actuarial assumptions:

	31/12/2023	31/12/2022
Discount rate	3.4%	3.9%
Expected return on plan assets	1.7%	1.1%
Rate of increase for wages and salaries	3.4%	3.4%
Rate of interest for pensions	2.0%	2.2%
Employee turnover rate	3.0%	3.0%

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

The actuarial rate of interest, salary trend, pension trend and life expectancy are regarded as material assumptions. These parameters are shown in the following overview together with information on the parameter changes and their impact on the net present value calculation as of 31 December 2023.

	Thousands of Euros
		Impact on the
	Parameter change	pension obligation
Rate of interest	Increase by 50 basis points	(5,411)
Rate of interest	Decrease by 50 basis points	5,510
Salary trend	Increase by 50 basis points	159
Salary trend	Decrease by 50 basis points	(154)
Pension trend	Increase by 100 basis points	6,737
Pension trend	Decrease by 100 basis points	(5,729)
Life expectancy	Increase by one year	3,185

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The impact on the net present value calculation as of 31 December 2022 is as follows:

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

An amount of Euros 12,100 thousand (Euros 12,158 thousand at 31 December 2022) was recognized as an expense for defined contribution plans and is broken down as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Defined contribution plans of the Company	38	134
Employer contributions to statutory pension scheme	12,062	12,024
	12,100	12,158
(3)

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

Details at 31 December 2023 and 2022 are as follows:

		Thousands of Euros
Financial liabilities	Reference	31/12/2023	31/12/2022
Non-current bonds	(a)	4,615,474	4,638,444
Senior secured debt	(b)	3,309,032	3,419,058
Other loans	(b)	445,249	336,530
Other non-current financial liabilities	(c)	814,069	887,707
Non-current financial derivatives	Note 30	11	4,003
Non-current lease liabilities	Note 8	1,004,227	914,588
Loan transaction costs		(154,458)	(239,768)
Total non-current financial liabilities		10,033,604	9,960,562

Current bonds	(a)	145,898	150,512
Senior secured debt	(b)	34,832	8,904
Other loans	(b)	699,211	477,065
Other current financial liabilities	(c)	115,566	113,680
Current financial derivatives	Note 30	10,133	733
Current lease liabilities	Note 8	107,101	102,356
Loan transaction costs		(89,127)	(57,564)
Total current financial liabilities		1,023,614	795,686

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(a)	Senior Notes

Detail of Senior Notes at 31 December 2023 are as follows:

	Thousands of Euros
	Issue date	Company		Nominal value	Currency	Annual coupon	Maturity
	18/04/2017	Grifols, S.A.		1,000,000	Euros	3.20%	2025
Unsecured senior notes	05/10/2021	Grifols, S.A.	(*)	1,400,000	Euros	3.875%	2028
	05/10/2021	Grifols, S.A.	(*)	705,000	US Dollar	4.75%	2028

Secured senior notes	15/11/2019	Grifols, S.A.		770,000	Euros	2.25%	2027
	15/11/2019	Grifols, S.A.		905,000	Euros	1.625%	2025

(*)As a consecuence of the merge between Grifols Escrow Issuer, S.A. and Grifols, S.A. in 2023 (see note 2)

The bonds issued by Grifols, S.A. in 2017 and 2019 were admitted to listing on the Irish Stock Exchange on the same issue date.

On 5 October 2021, Grifols Escrow Issuer, S.A. closed the issuance of a senior unsecured corporate bond (Senior Unsecured Notes) in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. Both tranches mature in 2028, accrue an annual coupon of 3.875% and 4.750%, respectively and are listed on the Irish Stock Exchange. On 1 January 2023, Grifols Escrow Issuer, S.A. was merged with Grifols, S.A. (see note 2).

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

Details of movement in the Senior Notes at 31 December 2023 are as follows:

	Thousands of Euros
	Opening
	outstanding balance	Exchange	Closing outstanding
	01/01/23	differences	balance 31/12/23
Senior unsecured corporate notes 2017	1,000,000	—	1,000,000
Senior secured corporate notes 2019	1,577,465	—	1,577,465
Senior unsecured corporate notes Euros 2021	1,400,000	—	1,400,000
Senior unsecured corporate notes US Dollars 2021	660,979	(22,970)	638,009
	4,638,444	(22,970)	4,615,474

Details of movement in the Senior Notes at 31 December 2022 are as follows:

	Thousands of Euros
	Opening outstanding		Exchange	Closing outstanding
	balance 01/01/22	Repurchase	differences	balance 31/12/22
Senior unsecured corporate notes 2017	1,000,000	—	—	1,000,000
Senior secured corporate notes 2019	1,675,000	(97,535)	—	1,577,465
Senior unsecured corporate notes Euros 2021	1,400,000	—	—	1,400,000
Senior unsecured corporate notes US Dollars 2021	622,462	—	38,517	660,979
	4,697,462	(97,535)	38,517	4,638,444

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

On 2 December 2021, Grifols, S.A. announced a repurchase offer for the same price plus unpaid accrued interests of the mentioned bonds, up to the equivalent in Euros of US Dollars 110,317 thousand. The agreement with the bondholders was closed in January 2022.

At 31 December 2023 and 2022 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Issue date	05/05/2023	04/05/2022
Maturity date	04/05/2024	04/05/2023
Nominal amount of promissory notes (Euros)	3,000	3,000
Interest rate	4.00%	3.00%
Promissory Notes subscribed	117,570	120,054
Buy-backs or redemptions	(1,842)	(1,938)
Interest pending accrual	(1,540)	(1,176)

(b)Loans and borrowings

Details of loans and borrowings at 31 December 2023 and 2022 are as follows:

					Thousands of Euros
					31/12/2023		31/12/2022
					Amount	Carrying	Amount	Carrying
Credit	Currency	Interest rate	Date awarded	Maturity date	extended	amount	extended	amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360,000	1,242,210	1,360,000	1,255,285
Senior debt - Tranche B	US Dollars	SOFR + 2.00%	15/11/2019	15/11/2027	2,343,896	2,066,822	2,343,896	2,163,773
Total senior debt					3,703,896	3,309,032	3,703,896	3,419,058

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	10,625	100,000	21,250
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	31,875	85,000	42,500
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	42,500	85,000	53,125
Total EIB Loan					270,000	85,000	270,000	116,875

Revolving Credit	US Dollars	SOFR + 1.5%	15/11/2019	15/11/2025	937,559	360,249	937,559	—
Total Revolving Credit					937,559	360,249	937,559	—

Other non-current loans	Euros	1.76% - Euribor + 6.70%			—	—	235,000	219,655
Loan transaction costs					—	(104,797)	—	(163,476)
Non-current loans and borrowings					4,911,455	3,649,484	5,146,455	3,592,112

					Thousands of Euros
					31/12/2023		31/12/2022
					Amount	Carrying	Amount	Carrying
Credit	Currency	Interest rate	Date awarded	Maturity date	extended	amount	extended	amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	(*)	13,076	(*)	3,269
Senior debt - Tranche B	US Dollars	SOFR + 2.00%	15/11/2019	15/11/2027	(*)	21,756	(*)	5,635
Total senior debt					—	34,832	—	8,904

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	(*)	10,625	(*)	10,625
Total EIB Loan					—	31,875	—	31,875
Other current loans		0.10% - Euribor + 6.70%			691,514	667,336	481,163	445,190
Loan transaction costs					—	(59,735)	—	(36,559)
Current loans and borrowings					691,514	674,308	481,163	449,410

(*) See amount granted under non-current debt

Current loans and borrowings include accrued interest amounting to Euros 27,468 thousand at 31 December 2023 (Euros 12,592 thousand at 31 December 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Between 2015 and 2018, the Group arranged three long-term loans with the European Investment Bank totaling Euros 270,000 thousand (divided into two loans of Euros 85,000 thousand and one loan of Euros 100,000 thousand) to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2023, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 116,875 thousand (Euros 148,750 thousand at 31 December 2022).

“Other current loans” includes a secured loan from the group company Biotest, AG with an original term of 5 years until 2024. The total volume amounts to Euros 240 million, divided into two Term Facilities (B1 and B2) of Euros 225 million and a Revolving Credit Facility of Euros 15 million. At 31 December 2023, the carrying amount of the loan amounts to Euros 223,077 thousand, which has been reclassified to short term according to its maturity date (Euros 218.628 thousand in the long term at 31 December 2022).

Senior Secured debt

The Senior Secured debt consists of an eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros. The terms and conditions of both tranches are as follows:

◾	US Dollar Tranche B:
●	Original principal amount of US Dollars 2,500 million.
●	Applicable margin of 200 basis points (bp) pegged to SOFR.
●	Quasi-bullet repayment structure.
●	Maturity in 2027.

◾	Tranche B in Euros:
●	Original principal amount of Euros 1,360 million.
●	Applicable margin of 225 basis points (bp) pegged to Euribor.
●	Quasi-bullet repayment structure.
●	Maturity in 2027.

Details of Tranche B by maturity at 31 December 2023 are as follows:

	US Tranche B			Tranche B in Euros
		Principal in Thousands	Principal in		Principal in Thousands of
	Currency	of US Dollars	Thousands of Euros	Currency	Euros
Maturity
2024	US Dollars	24,058	21,756	Euros	13,076
2025	US Dollars	24,058	21,756	Euros	13,076
2026	US Dollars	24,058	21,756	Euros	13,076
2027	US Dollars	2,235,700	2,023,310	Euros	1,216,058
Total	US Dollars	2,307,874	2,088,578	Euros	1,255,286

The borrowers of the total Senior secured debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

Revolving credit facility

On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in 2025 and an applicable margin of 150 basis points (bp) pegged to SOFR.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Movement in the Revolving Credit Facility is as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Drawn opening balance	0	330,000
Drawdowns	1,501,207	591,537
Repayments	(1,131,565)	(916,958)
Translation differences	(9,393)	(4,579)
Drawn closing balance	360,249	0

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

(c)Other financial liabilities

Details of other financial liabilities at 31 December 2023 and 2022 are as follows:

		Thousands of Euros
Other financial liabilities	Reference	31/12/2023	31/12/2022
Non-current debt with GIC (sovereign wealth fund in Singapore)	(i)	759,554	833,664
Non-current preferential loans		5,966	4,943
Other non-current financial liabilities	(ii)	48,549	49,100
Total other non-current financial liabilities		814,069	887,707

Current debt with GIC (sovereign wealth fund in Singapore)	(i)	81,384	86,284
Current preferential loans		1,536	1,633
Other current financial liabilities	(ii)	32,646	25,763
Total other current financial liabilities		115,566	113,680

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

The main terms and conditions of the agreement with GIC were:

●	The distribution of annual preferential dividends to GIC equivalent to US Dollar 4,168 thousand per share, following majority approval of the Board of Directors of Biomat USA and Biomat Newco;
●	The redemption right with respect to Class B stock for US Dollars 52,105 thousand per share, is subject to unilateral approval of the Class B stockholders (with one share annually redeemable starting as of 31 December 2022). At 31 December 2023 one share has been redeemed (none at 31 December 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	From 1 December 2036, holders of Class B shares of Biomat USA will have the right to request Biomat USA to redeem up to the total of the Class B shares they hold at a value of US Dollars 52,105,263.16 per share. Class B shareholders of Biomat Newco will have the same right with respect to Biomat Newco.
●	In the event that the dividends or the annual redemption at Biomat USA or Biomat NewCo, where applicable, is not approved, is partially paid, or is otherwise not paid, GIC holds the right to obtain in exchange thereof an undetermined number of shares among the following alternatives (i) an additional number of shares in Biomat USA, in lieu of the non-payment occurred at Biomat USA, (ii) an additional number of shares in Biomat NewCo, in lieu of the non-payment occurred at Biomat NewCo; or (iii) a number of ADRs of Grifols, S.A. in lieu of either (i) or (ii).
●	Grifols holds the right to redeem all of the Class B stock from the fifth year onwards;
●	In the event of liquidation of Biomat USA and Biomat Newco, GIC shall have the right to the preferential liquidation of US Dollars 52,105 thousand per share, but shall not have any rights over the liquidation of net assets of these companies.

At 31 December 2023, Current debt with GIC includes Euros 34,230 thousand of accrued interests plus Euros 47,154 thousand related to the share redemption right (Euros 37,432 thousand of accrued interests plus Euros 48,852 thousand related to the share redemption right at 31 December 2022).

Grifols did not have the discretional right to avoid payment in cash and therefore, the instrument is recorded as a financial liability.

The Group does not lose control of Biomat USA and continues overseeing all aspects of the Biomat Group’s administration and operations.

(ii)Other non-current and current financial liabilities

At 31 December 2023, “other non-current financial liabilities” include mainly an unsecured long-term loan in the amount of Euros 44.3 million and a repayment obligation arising from a supply contract amounting to Euros 3.4 million, both corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (see note 3) (Euros 44.3 millon and Euros 5.9 million respectively at 31 December 2022).

At 31 December 2023, “other current financial liabilities” include mainly distributor commission liabilities of Euros 18.4 million corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (see note 3) (Euros 15.5 million at 31 December 2022)

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Maturity at:
Up to one year	115,566	113,680
Two years	52,268	54,506
Three years	48,478	50,086
Four years	48,060	50,408
Five years	47,848	49,483
Over five years	617,415	683,224
	929,635	1,001,387

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(d)Changes in liabilities derived from financing activities

	Thousands of Euros
			Senior Secured
			debt & Other	Finance lease	Other financial
	Reference	Bonds	loans	liabilities	liabilities	Total
Carrying amount at 1 January 2021		2,709,515	3,468,385	733,499	115,313	7,026,712
New financing		2,126,979	329,555	—	829,937	3,286,471
Refunds		(114,480)	(266,659)	(82,692)	(3,507)	(467,338)
Interest accrued		100,948	130,327	35,786	2,165	269,226
Other movements		(33,920)	5,445	135,697	729	107,951
Interest paid/received		(64,031)	(91,089)	—	—	(155,120)
Business combinations	Note 3	—	—	—	(64,749)	(64,749)
Foreign exchange differences		18,523	131,084	51,434	3,047	204,088
Balance at 31 December 2021		4,743,534	3,707,048	873,724	882,935	10,207,241
New financing		112,557	990,537	—	16,448	1,119,542
Refunds		(217,058)	(944,386)	(104,287)	(15,685)	(1,281,416)
Interest accrued		176,317	206,901	43,640	84,586	511,444
Other movements		744	(744)	123,792	—	123,792
Interest paid/received		(150,595)	(156,461)	—	(43,331)	(350,387)
Business combinations	Note 3	(1,804)	121,597	30,290	31,016	181,099
Foreign exchange differences		27,965	117,029	49,785	50,154	244,933
Balance at December 31 2022		4,691,660	4,041,521	1,016,944	1,006,123	10,756,248
New financing		113,100	1,505,657	—	4,621	1,623,378
Refunds		(121,957)	(1,171,677)	(105,852)	(57,532)	(1,457,018)
Interest accrued		177,482	352,325	40,105	85,586	655,498
Other movements		—	—	184,186	3,221	187,407
Interest paid/received		(147,998)	(308,048)	—	(72,896)	(528,942)
Business combinations	Note 3	—	—	—	2,464	2,464
Foreign exchange differences		(29,971)	(95,983)	(24,055)	(31,808)	(181,817)
Balance at 31 December 2023		4,682,316	4,323,795	1,111,328	939,779	11,057,218

(22)    Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Suppliers	813,114	731,918
VAT payable	13,240	11,133
Taxation authorities, withholdings payable	8,892	7,986
Social security payable	28,180	23,627
Other public entities	82,869	71,984
Other payables	133,181	114,730
Current income tax liabilities	14,523	15,687
	960,818	862,335

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

(23)    Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Salaries payable	237,845	199,584
Other payables	6,328	4,069
Deferred income	28,870	27,642
Advances received	10,323	10,192
Other current liabilities	283,366	241,487

At 31 December 2023, and 31 December 2022, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer.

(24)    Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2023, 2022 and 2021 by segment is as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021 (*)
Biopharma	5,558,301	5,005,382	3,814,983
Diagnostic	670,269	671,292	779,108
Bio supplies	159,957	146,076	115,811
Others	203,450	250,165	266,461
Intersegments	—	(8,948)	(43,245)
	6,591,977	6,063,967	4,933,118

*As a consequence of the review of transactions and balances allocations by segments made in the year 2022, the comparative figures for the fiscal year 2021 have been adjusted accordingly.

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021 (*)
USA and Canada	3,898,961	3,855,607	3,154,549
Spain	362,877	320,631	362,407
European Union	893,050	711,579	544,042
Rest of the world	1,437,089	1,176,150	872,120
Consolidated	6,591,977	6,063,967	4,933,118

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021 (*)
Gross sales	8,389,387	7,720,463	6,234,277
Chargebacks	(1,525,210)	(1,402,218)	(1,101,896)
Cash discounts	(81,773)	(76,547)	(60,019)
Volume rebates	(59,000)	(66,280)	(49,043)
Medicare and Medicaid	(68,353)	(64,438)	(53,440)
Other discounts	(63,074)	(47,013)	(36,761)
Net sales	6,591,977	6,063,967	4,933,118

Movement in discounts and other reductions in gross income during 2023 is as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2022	264,513	6,184	23,565	27,036	25,983	347,281
Current estimate related to sales made in current and previous periods (1)	1,525,210	81,773	59,000	68,353	63,074	1,797,410
(Actual returns or credits in current period related to sales made in current period) (2)	(1,324,855)	(74,829)	(37,078)	(49,402)	(30,648)	(1,516,812)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(135,606)	(6,443)	(21,182)	(18,676)	(23,374)	(205,281)
Translation differences	(10,703)	324	(777)	(946)	(245)	(12,347)
Balance at 31 December 2023	318,559	7,009	23,528	26,365	34,790	410,251
(1)	Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.
(2)	Amounts credited and posted against provisions for current period
(3)	Amounts credited and posted against provisions for prior period

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Movement in discounts and other reductions to gross income during 2022 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992
Current estimate related to sales made in current and previous periods (1)	1,402,218	76,547	66,280	64,438	47,013	1,656,496
(Actual returns or credits in current period related to sales made in current period) (2)	(1,196,670)	(69,960)	(43,494)	(43,332)	(28,818)	(1,382,274)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(109,726)	(6,442)	(21,501)	(21,271)	(2,935)	(161,875)
Translation differences	8,845	338	1,034	1,587	138	11,942
Balance at 31 December 2022	264,513	6,184	23,565	27,036	25,983	347,281

Movement in discounts and other reductions to gross income during 2021 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548
Current estimate related to sales made in current and previous periods (1)	1,101,896	60,019	49,043	53,440	36,761	1,301,159
(Actual returns or credits in current period related to sales made in current period) (2)	(1,080,304)	(54,554)	(29,617)	(42,890)	(27,036)	(1,234,401)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(65,681)	(6,964)	(29,304)	(15,422)	(11,057)	(128,428)
Translation differences	13,066	405	1,454	2,035	154	17,114
Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992

(25)    Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021
Cost of sales	1,337,454	1,343,991	999,347
Research and development	172,970	159,766	138,629
Selling, general & administration expenses	528,784	472,413	401,390
	2,039,208	1,976,170	1,539,366

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details by nature are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021
Wages and salaries	1,658,286	1,600,617	1,231,812
Contributions to pension plans	42,261	40,994	31,757
Other social charges	30,571	33,506	27,387
Social Security	308,090	301,053	248,410
	2,039,208	1,976,170	1,539,366

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. It also included a reduction in staff in 2023 that affected approximately 8% of the human team, mainly in plasma operations in the United States. As of 31 December 2023, the Group recognized an expense of approximately Euros 75,348 thousand in wages, salaries, and the like.

(26)    Expenses by Nature

(a)  Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2023, 2022 and 2021 classified by functions are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021
Cost of sales	270,048	275,512	211,676
Research and development	64,731	44,295	55,311
Selling, general & administration expenses	107,139	88,057	92,780
	441,918	407,864	359,767

(b)  Other operating income and expenses

Other operating income and expenses incurred during 2023, 2022 and 2021 by function are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021
Cost of sales	585,096	682,636	535,058
Research and development	168,358	164,229	165,884
Selling, general & administration expenses	792,728	579,067	532,056
	1,546,182	1,425,932	1,232,998

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details by nature are as follows:

	Thousands of Euros
	Reference	31/12/2023	31/12/2022	31/12/2021
Changes in trade provisions		3,567	8,743	4,844
Professional services		415,062	305,215	258,371
Commissions		44,946	40,397	28,671
Supplies and auxiliary materials		205,640	251,120	197,893
Operating leases	Note 8	43,039	38,994	32,945
Freight		186,794	190,692	148,797
Repair and maintenance expenses		231,432	218,971	150,308
Advertising		78,851	90,652	71,280
Insurance		49,551	46,090	38,724
Royalties		21,766	13,646	48,446
Travel expenses		44,911	49,356	30,334
External services		90,987	83,296	74,858
R&D Expenses		98,947	94,903	106,873
Gains on disposal of assets		(3,042)	(22,236)	—
Other		33,731	16,093	40,654
Other operating income&expenses		1,546,182	1,425,932	1,232,998

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. As of 31 December 2023, the Group recognized an expense of approximately Euros 79,090 thousand mainly in professional services.

(27)    Finance Result

Details are as follows:

	Thousands of Euros
	Reference	31/12/2023	31/12/2023	31/12/2023
Finance income		62,326	33,859	11,551
Finance costs from Senior Unsecured Notes		(177,482)	(181,149)	(104,944)
Finance costs from senior debt	Note 21 (b)	(257,350)	(161,466)	(111,719)
Finance costs from other financial liabilities		(73,533)	(81,914)	—
Capitalized interest	Note 9	36,892	25,184	18,636
Finance lease expenses		(44,587)	(45,198)	(35,786)
Other finance costs	Note 8	(80,804)	(33,780)	(33,889)
Finance costs		(596,864)	(478,323)	(267,702)
Finance costs from sale of receivables	Note 15	(24,993)	(18,201)	(10,292)
Change in fair value of financial instruments		1,459	11,999	246
Exchange differences		(16,386)	7,725	(11,602)
Finance result		(574,458)	(442,941)	(277,799)

The finance costs from other financial liabilities heading for 2023 includes finance costs related to the interest on the funds received by GIC amounting 73,533 thousand (Euros 81,914 thousand at 31 December 2022) (see note 21 (c)).

During 2023 the Group has capitalized interest at a rate of between 6.03% and 6.79% based on the financing received (between 4.43% and 5.44% during 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2023 and 2022, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material.

In 2021, the OECD released the Model Rules for Pillar 2 to address tax challenges arising from the digitization of the economy. This international tax system reform focuses on the geographic allocation of profits for tax purposes and is designed to ensure that multinational enterprises are subject to a minimum effective tax rate of 15%.

On 15 December 2022, the Council of the European Union formally adopted the European Directive on Pillar 2. As of 31 December 2023, Spain has approved the Draft Law transposing the European Directive to ensure a global minimum taxation of 15% for multinational corporations. This legislation will apply prospectively to accounting periods beginning on January 1, 2024.

On 23 May 2023, the International Accounting Standards Board (IASB) published the International Tax Reform - Second Pillar Model Rules. Proposed amendments to IAS 12, which will be applicable for periods beginning on 1 January 2023. The amendments to IAS 12 provide for a mandatory temporary exemption in recognizing deferred tax balances arising from the implementation of Pillar 2 legislation.

The Group has developed an accounting policy consistent with the amendments to IAS 12, whereby the Group does not record adjustments to deferred tax assets and liabilities resulting from the introduction of the minimum effective tax rate of 15%. In developing this accounting policy, the Group has also adopted the exemption provided in paragraph 98M of the amendments to IAS 12 to avoid providing detailed information on the amendments for transitional periods beginning on 1 January 2023.

As of 31 December 2023, the Group continues to assess the implications of Pillar 2 reforms, including quantifying the impact on current tax resulting from the approval of the regulations. The assessment of potential exposure to Pillar 2 income taxes is based on the most recent tax returns, country-by-country reports, and financial statements of the Group’s constituent entities. According to the assessment, effective tax rates of Pillar 2 in most jurisdictions where the Group operates are above 15%. However, there are a limited number of jurisdictions where the safe harbor transitional exemption does not apply, and the effective tax rate of Pillar 2 is close to 15%. The Group does not anticipate significant exposure to Pillar 2 income taxes in those jurisdictions.

On 18 January 2024, the Constitutional Court declared unconstitutional various tax precepts contained in Royal Decree-Law 3/2016. The company has assessed the impact that these provisions had in 2017 and subsequent years, and considers that, as they did not have a significant impact, it will not challenge the tax assessments for these years.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(a)Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021

Profit before income tax from continuing operations	224,018	361,257	350,453

Tax at 25%	56,005	90,313	87,613
Permanent differences	(66,322)	(30,796)	2,503
Effect of different tax rates	52,372	9,953	(8,720)
Tax credits (deductions)	(1,193)	3,667	(14,998)
Prior year income tax expense	2,132	12,685	18,908
Other income tax expenses/(income)	355	4,289	(180)
Total income tax expense	43,349	90,111	85,126

Deferred tax	(140,095)	(15,138)	17,754
Current tax	183,444	105,249	67,372
Total income tax expense	43,349	90,111	85,126

The effect of the different tax rates is basically due to a change of country mix in profits

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(b)Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	31/12/2023	31/12/2022	31/12/2021

Assets
Provisions	29,663	20,511	8,387
Inventories	73,661	67,557	47,908
Tax credits (deductions)	76,603	33,921	26,425
Tax loss carryforwards	27,804	58,159	51,750
Fixed assets, amortisation and depreciation	61,479	—	—
Other	49,701	6,197	19,993
Subtotal, assets	318,911	186,345	154,463
Goodwill	(2,727)	(3,063)	(2,106)
Fixed assets, amortisation and depreciation	(4,155)	(16)	3,151
Intangible assets	—	(1,349)	(3,001)
Other	(6,734)	(6,994)	—
Subtotal, net liabilities	(13,616)	(11,422)	(1,956)
Deferred assets, net	305,295	174,923	152,507

Liabilities
Goodwill	(376,520)	(337,948)	(272,596)
Intangible assets	(658,099)	(669,316)	(288,819)
Fixed assets	(85,082)	(92,811)	(86,899)
Debt cancellation costs	(41,894)	(50,666)	(61,543)
Others	(53,503)	—	—
Subtotal, liabilities	(1,215,098)	(1,150,741)	(709,857)
Tax loss carryforwards	10,459	2,993	2,160
Tax credits (deductions)	68,104	14,578	—
Inventories	1,848	652	5,532
Provisions	105,656	70,206	37,671
Other	40,402	27,489	30,510
Subtotal, net assets	226,469	115,918	75,873
Net deferred Liabilities	(988,629)	(1,034,823)	(633,984)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2023	31/12/2022	31/12/2021
Balance at 1 January	(859,900)	(481,477)	(406,892)
Movements during the year	140,095	15,138	(17,754)
Business combination (note 3)	239	(361,051)	(16,400)
Translation differences	36,232	(32,510)	(40,431)
Balance at 31 December	(683,334)	(859,900)	(481,477)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2023, 2022 and 2021 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 232,859 thousand at 31 December 2023 (Euros 112,274 thousand at 31 December 2022).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in five years.

Tax loss carryforwards pending to be offset derived from the US companies are available for 20 years from their date of origin whilst tax losses carryforwards pending to be offset from Spanish companies registered in the Basque Country are available for 15 years and there is no maturity date for other remaining Spanish companies. The Group estimates that of the total amount of tax credits for tax losses recognized in the balance sheet at 31 December 2023 for an amount of Euros 76,603 thousand, approximately Euros 40,178 thousand will be recovered in a period of less than 5 years.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 103,303 thousand (Euros 121,486 thousand at 31 December 2022).

The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to Euros 76,348 thousand as of 31 December 2023 (Euros 78,947 thousand as of 31 December 2022).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c)Years open to inspection

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

(in thousand Euros)

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

Since 30 June 2023, Grifols, through Grifols Shared Services North America, Inc, acts as a guarantor for five lease contracts for certain ImmunoTek plasma centers not affected by the collaboration under Biotek America LLC. In addition, Grifols, S.A. acts as guarantor of the commitments made for the purchase of the 28 plasma centers (see note 11).

In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. The sales contract establishes a consideration of Shanghai RAAS shares for Grifols Diagnostic Solutions Inc. shares and a contingent consideration in the form of a minimum guarantee for the EBITDA (Earnings before interests, tax, amortization and depreciation) differential to be generated by Grifols Diagnostic Solutions Inc. at the end of five years (fiscal year 2023) and a minimum of US Dollars 1,300 million. This compensation would correspond to the product of: (i) the difference between the accumulated EBITDA in the period 2019 to 2023 and US Dollars 1,300 million and (ii) the percentage of ownership of Shanghai RAAS in Grifols Diagnostic Solutions Inc (45%).

The contingent consideration is part of the acquisition price of SRAAS shares and is subsequently valued at fair value with changes in profit and loss. Both at the initial moment and in each year, the fair value of the financial liability has been zero and in the year 2023 there has been no settlement for this contingent consideration.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Additionally, under the framework of the Strategic Alliance and Share Purchase Agreement with Haier Group Corporation announced on 29 December 2023, for the sale of a 20% ownership of Shanghai RAAS Blood Products Co. Ltd., Grifols has committed to achieving an aggregate EBITDA in Grifols Diagnostics Solutions Inc. of US Dollars 850 million for the period 2024-2028. If this EBITDA is not met, Grifols must compensate Shanghai RAAS Blood Products Co. Ltd. with the 45% of the remaining amount until reaching said amount. Grifols must also distribute 50% of the distributable profit in Grifols Diagnostic Solutions Inc. to the shareholders of Grifols Diagnostic Solutions Inc. in the period 2024-2028.

Additionally, the Group has significant guarantees extended to third parties described in note 21.

(c)Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2023 has amounted to Euros 1,079 thousand (Euros 1,033 thousand for 2022).

In successive years this contribution will be defined through labor negotiations.

In the event that control is taken of the Company, the Group has agreements with 39 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary.

The Group has contracts with eight executives entitling them to termination benefits ranging from eleven months to four years of their salary in different circumstances.

Restricted Share Unit Retention Plan

In March 2022, the Group established a Restricted Stock Share Plan (hereinafter RSU) for certain employees. Under this plan, an employee may elect to receive up to 50% of his or her annual bonus in Class B non-voting ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADSs), and the Group will match this with an additional 50% contribution in RSUs.

Class B Grifols shares and Grifols ADSs are valued at the date of grant of the bonus.

These RSUs will have a vesting period of 2 years and 1 day and will subsequently be exchanged for Grifols Class B Shares or Grifols ADSs (American Depositary Shares representing 1 Class B Share).

If an eligible employee leaves the company or is terminated prior to the vesting period, he/she will not be entitled to the additional RSUs.

At 31 December 2023 the Group has settled the 2020 RSU plan for an amount of Euros 3,296 thousand (Euros 9,381 thousand at 31 December 2022 corresponding to the 2019 RSU plan).

This commitment is treated as equity-settled and the accumulated amount recognized at 31 December 2023 as share-based payments cost of employees is Euros 8,282 thousand (Euros 7,304 thousand at 31 December 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Equity-settled share-based payment plan

In May 2023, the Board of Directors approved a proposal to the Ordinary General Meeting on 16 June, 2023, which approved it, a long term incentive plan. based on the granting of stock options for certain executive directors, members of the senior management of Grifols and its subsidiaries. The plan has a term of four years for each beneficiary, from the effective date where 40% of the options granted will vest (provided that the conditions for their vesting are met) at the end of the second year of the plan and the remaining 60% will vest (provided that the conditions for their vesting are met) at the end of the fourth year of the plan. A maximum of 4,000,000 stock options will be granted, representing the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for the vesting of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, settlement is subject to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, in order to reward value creation through the achievement of the objectives set in the plan. The Company will allocate the shares it currently holds in treasury or may come to hold to cover the needs of the plan.

Settlement date	Number of shares assigned	Unit fair value (Euros)
2025	1,148,000	3.05
2027	1,722,000	2.85

Additionally, there is a special remuneration plan referenced to the value of the share settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity 2024, 2025.

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
28/02/2024	180,000	2.39
22/02/2025	700,000	1.08
28/02/2025	270,000	2.19

The recognized amount in Equity as of 31 December 2023 amounts to Euros 2,586 thousand.

Cash-settled share-based payment plan

In May 2023, the Board of Directors of Grifols, S.A. approved a new long-term incentive plan based on restricted stock units (RSUs) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be settled at the end of the second year of the plan and the remainder at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols on the settlement date of the plan and, in addition, such settlement is subject to the achievement of performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of the Class A shares during the five (5) business days prior to the settlement. At 31 December 2023, the total accumulated amount is Euros 1,610 thousand and is included in the heading “Trade and other payable”. The amount recognized in the Consolidated Statement of Profit and Loss as of 31 December 2023 amounts to Euros 1,724 thousand.

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
2025	278,400	13.22
2027	278,400	11.08

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 33.4 million in 2023 (US Dollars  34.1 million in 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

(d)Purchase commitments

Details of the Group’s raw material purchase commitments at 31 December 2023 are as follows:

Thousands of Euros
2024	292,259
2025	207,691
2026	135,897
2027	92,838
2028	95,175
More than 5 years	96,600

Purchase option on BPC Plasma Inc. and Haema AG

On 28 December 2018, the Group sold BPC Plasma Inc. and Haema AG to Scranton Enterprises B.V. The sales contract included a purchase option for Grifols that grants it the irrevocable and exclusive right (not an obligation) to acquire the shares sold to Scranton Enterprises B.V. (both at the same time) at any time from the effective date of sale.

The exercise price of the option will be equal to the greater of: (i) the same price at which the shares were sold to Scranton, adding the expenses related to the transaction and the increase in net working capital from the time of exercise of the option and the time at which the sale occurred, and (ii) the amount necessary to cancel the debt contracted by Scranton with the financing entity of the transaction for an amount of US Dollars 360 million, plus accrued interest, as well as any other amount necessary to cancel said debt.

National Service Projects Organization (NSPO)

On July 29, 2021, Grifols signed an agreement with the Egyptian company National Service Projects Organization (“NSPO”) through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised once the 10-year period from the creation of the company has elapsed. As the options are based on a variable number of shares and a variable amount, there is a derivative financial instrument that shall be measured at fair value through profit or loss. Given that the option price has been set at a value similar to the fair value of the new entity, the options do not have a significant value. As of 31 December 2023, no amount has been recognized for these options as they are not significant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Canadian Blood Services

In September 2022, Grifols signed a collaboration agreement with Canadian Blood Services (CBS) to supply them with 2.4 million grains of Immunoglobulin exclusively through a network of Canadian plasma centers that should be fully developed and operational by July 2026. To achieve this goal, Grifols will need to collect 600.000 liters of Canadian plasma annually from Grifols-owned plasma centers in Canada. For this reason, Grifols has made the following commitments for the acquisition of plasma and self-built centers in Canada:

Euros
2024	2025	2026	2027
13,372,075	20,897,588	30,172,027	18,939,896

(e)Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

●	ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC.

Served:  8 October 2019

US District Court, Northern District of Illinois

Patent Infringement, Civil Action No. 1:19-cv-6587

Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated 16 August 2019 (the “HIV License”). On 12 September 2019, GDS and Ortho filed Notice of Arbitration.  On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. On March 16, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbott. The arbitration hearing was 15-16 June 2020. Grifols/Ortho were awarded $4 Million.

NEXT ACTION: Expert Discovery was concluded on October 14th  2022 and the parties filed dispositive motions, including a motion for summary judgement by Abbott, which was unsuccessful to dispose of the litigation. GDS and Ortho contend that the patent is valid and they believe that Abbott will be unsuccessful in its Declaratory Relief action. A mediation took place on 31 January 2024 without success. A status conference is scheduled to discuss the matter again and set further dates for trial and pre-trial hearings. Trial is expected to be in late 2024 or early 2025.

●	RAMIREZ-VIVAR, ALFONSO v. GRIFOLS DIAGNOSTIC SOLUTIONS, INC.

Served: 11 March 2021

Superior Court, CA County of Alameda

Case No.: RG21089519

Wage & Hour Class Action

Plaintiff claiming violation of CA wage & hour statutes, including a claim under the Private Attorney’s General Act.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

NEXT STEP:  The Hearing on the class certification motion was heard on 28 October 2022.  Court granted class certification encompassing all persons employed in California by GDS as hourly non-exempt employees during period of February 22, 2017 through November 4, 2022, relating to only two of the ten claims alleged in the class action lawsuit.  After exchanging preliminary discovery, this matter settled at mediation for $400,000 in exchange for a full release of all claims. The settlement amount includes a release for any wage and hour claims, claims under the Private Attorneys’ General Act, and attorneys’ fees. The parties are going through the settlement process for this class action, including notices to the Class Members and other statutory waiting periods, and the formal settlement shall be completed in Q2 of 2024.

CLASS POTENTIAL: Approx. 300 CA GDS employees for payroll/wage & hour violations per pay period for 5 years.

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

NEXT ACTION: In March 2024, the Parties agreed to further suspend the proceedings, which was granted by the Tribunal until 7 June 2024. However, the Tribunal has called the parties to a short remote hearing on 30 May 2024 in order to avoid that this matter is drifted indefinitely. In the meantime, the companies are working on activating the manufacturing and supply activities within the terms of the Agreement.

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

NEXT ACTION: Grifols has received verbal information that KIMADIA has been able to sourced alternative product for an agreeable pricing and that discussions among Hali/Tiba and KIMADIA had not continue on the topic of possible sanctions. However, given the absence of any written confirmation on the latter, Grifols prefers to let some time go by to assure that the possible claim will not occur.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(30)    Financial Instruments

(a)Classification

Below is a breakdown of the financial instruments by nature, category and fair value. The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

	Thousands of Euros
	31/12/2023
	Carrying amount								Fair Value
	Financial assets		Financial		Financial	Other
	at amortised	Financial assets	assets at FV		liabilities at	financial
	costs	at FVTPL	through OCI	Hedges	amortised costs	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	7	11,131	—	—	—	11,138	7	—	11,131	11,138
Derivative instruments	—	—	—	24,688	—	—	24,688	—	24,688	—	24,688
Trade receivables	—	—	193,356	—	—	—	193,356	—	193,356	—	193,356
Financial assets measured at fair value	—	7	204,487	24,688	—	—	229,182

Non-current financial assets	164,494	—	—	—	—	—	164,494
Other current financial assets	116,075	—	—	—	—	—	116,075
Trade and other receivables	526,689	—	—	—	—	—	526,689
Cash and cash equivalents	529,577	—	—	—	—	—	529,577
Financial assets measured at amortized cost	1,336,835	—	—	—	—	—	1,336,835

Derivatives instruments	—	(10,144)	—	—	—		(10,144)	—	(10,144)	—	—
Financial liabilities measured at fair value	—	(10,144)	—	—	—	—	(10,144)

Senior Unsecured & Secured Notes	—	—	—	—	(4,568,130)	—	(4,568,130)	(4,364,798)	—	—	(4,364,798)
Promissory Notes	—	—	—	—	(114,188)	—	(114,188)
Senior secured debt	—	—	—	—	(3,179,333)	—	(3,179,333)	—	(3,332,560)	—	(3,332,560)
Other bank loans	—	—	—	—	(1,144,459)	—	(1,144,459)
Lease liabilities	—	—	—	—	(1,111,329)	—	(1,111,329)
Other financial liabilities	—	—	—	—	(929,636)	—	(929,636)
Trade and other payables	—	—	—	—	(946,295)	—	(946,295)
Other current liabilities	—	—	—	—	—	(283,366)	(283,366)
Financial liabilities measured at amortized cost	—	—	—	—	(11,993,370)	(283,366)	(12,276,736)
	1,336,835	(10,137)	204,487	24,688	(11,993,370)	(283,366)	(10,720,863)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

	Thousands of Euros
	31/12/2022
	Carrying amount							Fair Value
	Financial assets	Financial	Financial		Financial	Other
	at amortised	assests at	assets at FV		liabilities at	financial
	costs	FVTPL	through OCI	Hedges	amortised costs	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	7	11,533	—	—	—	11,540	7	—	11,533	11,540
Derivative instruments	—	—	—	39,659	—	—	39,659	—	39,659	—	39,659
Trade receivables	—	—	236,076	—	—	—	236,076	—	236,076	—	236,076
Financial assets measured at fair value	—	7	247,609	39,659	—	—	287,275
			—
Non-current financial assets	582,175	—	—	—	—	—	582,175
Other current financial assets	31,034	—	—	—	—	—	31,034
Trade and other receivables	445,793	—	—	—	—	—	445,793
Cash and cash equivalents	547,979	—	—	—	—	—	547,979
Financial assets measured at amortized cost	1,606,981	—	—	—	—	—	1,606,981

Derivatives instruments	—	(4,736)	—	—	—		(4,736)	—	(4,736)	—	(4,736)
Financial liabilities measured at fair value	—	(4,736)	—	—	—	—	(4,736)

Senior Unsecured & Secured Notes	—	—	—	—	(4,572,720)	—	(4,572,720)	(4,122,656)	—	—	(4,122,656)
Promissory Notes	—	—	—	—	(118,940)	—	(118,940)
Senior secured debt	—	—	—	—	(3,227,926)	—	(3,227,926)	—	(3,286,662)	—	(3,286,662)
Other bank loans	—	—	—	—	(813,595)	—	(813,595)
Lease liabilities	—	—	—	—	(1,016,944)	—	(1,016,944)
Other financial liabilities	—	—	—	—	(1,001,387)	—	(1,001,387)
Other non-current debts	—	—	—	—	—	(15)	(15)
Trade and other payables	—	—	—	—	(846,648)	—	(846,648)
Other current liabilities	—	—	—	—	—	(241,487)	(241,487)
Financial liabilities measured at amortized cost	—	—	—	—	(11,598,160)	(241,502)	(11,839,662)
	1,606,981	(4,729)	247,609	39,659	(11,598,160)	(241,502)	(9,950,142)

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

(in thousand Euros)

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

Trade receivables

The main risk is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2023 and 2022 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Reference	31/12/2023	31/12/2022

Non-current financial assets	Note 11	176,676	620,745
Other current financial assets	Note 11	140,232	43,663
Contractual assets	Note 14	47,751	35,154
Trade receivables	Note 15	645,113	608,688
Other receivables	Note 15	31,594	29,083
Cash and cash equivalents	Note 16	529,577	547,979
		1,570,943	1,885,312

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The maximum level of exposure to risk associated with receivables and contractual assets at 31 December 2023 and 2022, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2023	31/12/2022

Spain	67,786	53,145
EU countries	90,168	69,003
United States of America	91,360	139,721
Other European countries	14,399	16,030
Other regions	460,745	395,026
	724,458	672,925

Impairment losses

A breakdown of the trade and other receivables and contractual assets net of the impairment losses by ageing at 31 December 2023 is as follows:

	Thousands of Euros
				Total net third
		Total gross carrying		party trade
	ECL Rate	amount	Provision	receivables
Not matured	0.19%	524,696	(560)	524,136
Past due 0-30 days	0.19%	106,323	(246)	106,077
Past due 31-60 days	0.62%	19,428	(119)	19,309
Past due 61-90 days	2.03%	6,398	(120)	6,278
Past due 91-180 days	3.01%	9,283	(279)	9,004
Past due 181-365 days	8.52%	6,749	(573)	6,176
More than one year	100.00%	25,985	(4,101)	21,884

Customers with objective evidence of impairment		25,578	(25,578)	—
		724,440	(31,576)	692,864

An impairment matrix based on the length of time overdue was used to monitor receivables portfolios that do not show any specific indications of impairment in individual cases. For trade receivables related to customers from the Middle East which are overdue by more than one year, the flat-rate percentages from the impairment matrix were adjusted due to special default patterns.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

A breakdown of the trade and other receivables and contractual assets net of the impairment losses by ageing as of 31 December 2022 is as follows:

	Thousands of Euros
				Total net third
		Total gross carrying		party trade
	ECL Rate	amount	Provision	receivables
Not matured	0.19%	550,131	(48)	550,083
Past due 0-30 days	0.19%	44,779	(425)	44,354
Past due 31-60 days	0.62%	16,000	(163)	15,837
Past due 61-90 days	2.03%	6,029	(133)	5,896
Past due 91-180 days	3.01%	17,407	(295)	17,112
Past due 181-365 days	8.52%	10,747	(187)	10,560
More than one year	100.00%	9,994	(9,994)	—

Customers with objective evidence of impairment		21,046	(21,046)	—
		676,133	(32,291)	643,842

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2023	31/12/2022	31/12/2021

Opening balance	32,291	24,009	22,985
Net charges for the year	7,322	14,074	6,471
Net cancellations for the year	(7,237)	(6,949)	(6,269)
Transfers	47	53	—
Translation differences	(847)	1,104	822
Closing balance	31,576	32,291	24,009

The Group does not have significant credit risk, with both treasury placements and the contracting of derivatives being carried out with highly solvent financial institutions.

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

At 31 December 2023 the Group has total cash and cash equivalents of Euros 529,577 thousand (Euros 547,979 thousand at 31 December 2022). The Group also has approximately Euros 615,328 thousand in unused credit facilities (Euros 987,340 thousand at 31 December 2022), including Euros 544,729 thousand on the revolving credit facility (Euros 937,559 thousand at 31 December 2022). The Credit Agreement establishes a limitation on the disposition of the “revolving line” that has not been exceeded as of December 31, 2022 and 2023.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

The main contractual obligations existing at the end of the fiscal year comprise mainly long-term financial debt obligations with capital repayments and interest payments (see note 21).

The Group’s treasury budget plans to pay all its commitments in the next 12 months. Additionally, the cash received from the divestment in Shanghai RAAS (see Notes 10 and 12) and the improvement in operating cash flow will be used to continue reducing the level of indebtedness initiated in previous years. On the other hand, the Group has various additional financing alternatives such as negotiating with debt holders, accessing the debt market or possible divestments in non-strategic assets, to optimize the debt structure and its financial cost.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months	6 - 12	1-2	2 - 5	More than
Carrying amount	Reference	31/12/23	flows	or less	months	years	years	5 years
Financial liabilities
Bank loans	Note 21	4,323,792	5,329,182	611,387	327,923	650,970	3,738,902	—
Other financial liabilities	Note 21	929,635	1,518,616	181,800	1,855	116,398	455,467	763,096
Bonds and other marketable securities	Note 21	4,682,319	5,304,861	187,543	73,571	1,978,190	3,065,557	—
Lease liabilities	Note 21	1,111,328	1,111,328	53,828	53,273	82,564	293,159	628,504
Payable to suppliers	Note 22	813,114	813,114	811,943	1,171	—	—	—
Other current liabilities	Note 23	16,651	16,651	16,496	155	—	—	—
Financial derivatives	Note 30 (d)	10,144	10,144	10,133	—	11	—	—
Other commitments	Note 10	—	378,920	124,393	124,392	73,853	56,282	—
Total		11,886,983	14,482,817	1,997,523	582,341	2,901,986	7,609,367	1,391,600

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months	6 - 12	1-2	2 - 5	More than
Carrying amount	Reference	31/12/22	flows	or less	months	years	years	5 years
Financial liabilities
Bank loans	Note 21	4,041,522	5,193,051	527,770	148,914	488,105	4,028,262	—
Other financial liabilities	Note 21	1,001,387	1,685,824	169,278	18,656	124,822	441,933	931,135
Bonds and other marketable securities	Note 21	4,691,659	5,468,068	190,453	75,951	147,903	5,053,761	—
Lease liabilities	Note 21	1,016,944	1,016,944	51,088	51,268	57,695	218,384	638,509
Payable to suppliers	Note 22	731,918	731,918	731,675	243	—	—	—
Other current liabilities	Note 23	14,261	14,262	11,364	2,898	—	—	—
Financial derivatives	Note 30 (d)	4,736	4,736	733	—	12	3,991	—
Total		11,502,427	14,114,803	1,682,361	297,930	818,537	9,746,331	1,569,644

In addition, on 31 December 2023 and 2022, the Group has a call option that grants it the irrevocable and exclusive right (not an obligation) to acquire the companies Haema AG and BPC Plasma Inc. (see note 29).

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

The financing obtained in Euros represents 62% of the total debt of the Group and amounts to Euros 6,032 million at 31 December 2023 (60% and Euros 5,563 million at 31 December 2022).

As mentioned in note 21, part of the US Dollar debt of the Group is covered by a currency swap to hedge the exposure to the associated currency risk.

The Group applies the cost of hedging method. This method enables the Group to exclude the currency basis spread from the designated hedging instrument and, subject to certain requirements, changes in their fair value attributable to this component are recognized in other comprehensive income.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details of the Group’s exposure to currency risk is as follows:

	Thousands of Euros
	31/12/2023
	Euros (*)	US Dollars (**)
Trade receivables	2,278	47,772
Receivables from Group companies	121,173	10,908
Loans to Group companies	4,818,407	41
Cash and cash equivalents	7,296	2,026
Trade payables	(38,610)	(43,682)
Payables to Group companies	(119,801)	(30,643)
Loans from Group companies	(4,650,080)	—
Bank loans	(336,250)	—

Balance sheet exposure	(195,587)	(13,578)

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

(*)   Balances in Euros in subsidiaries with US Dollar functional currency

(**) Balances in US Dollar in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2023 and 2022 year ends are as follows:

	Closing exchange rate
Euros	31/12/2023	31/12/2022

US Dollars	1.1050	1.0666

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2023, equity would have increased by Euros 820,616 thousand (Euros 892,806 thousand at 31 December 2022) and profit due to foreign exchange differences would have decreased by Euros 20,638 thousand (increased of Euros 17,439 thousand at 31 December 2022). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

A 10% weakening of the US Dollar against the Euro at 31 December 2023 and 2022 would have had the opposite effect for the amounts shown above, all other variables being held constant.

The Group uses hedge accounting to partially hedge the currency risk exposure (See note 30 (d)).

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

A significant part of the financing obtained accrues interest at fixed rates, representing 59% of the total debt of the Group at 31 December 2023 (61% at 31 December 2022). It mainly includes corporate senior notes, European Investment Bank loans, as well as the agreement with GIC (Sovereign Fund of Singapore) (see note 21).

Variable-rate debt represents 41% of the total debt at 31 December 2023 (39% at 31 December 2022) and includes mainly the senior secured debt (see note 21 (b)).

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Fixed-interest financial instruments
Financial liabilities	(5,696,851)	(5,835,492)
	(5,696,851)	(5,835,492)
Variable-interest financial instruments
Financial liabilities	(3,956,154)	(3,705,088)
	(3,956,154)	(3,705,088)
	(9,653,005)	(9,540,580)

Had the interest rate been 100 basis points higher at 31 December 2023, the interest expense would have increased by Euros 34,114 thousand (Euros 34,688 thousand at 31 December 2022). As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

(v) Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(d)Financial derivatives

At 31 December 2023 and 2022 the Group has recognized the following derivatives:

				Thousands of Euros
		Notional	Notional
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2023	31/12/2022	31/12/23	31/12/22	Maturity
Cross currency interest rate swap	US Dollar	500,000,000	500,000,000	20,538	35,296	15/10/2024
Cross currency interest rate swap	US Dollar	205,000,000	205,000,000	(140)	3,216	15/10/2024
Foreign exchange rate forward	Swiss Franc	10,000,000	5,500,000	378	71	05/02/2024
Foreign exchange rate forward	Canadian dollar	32,666,667	4,416,667	450	165	07/02/2024
Foreign exchange rate forward	Pound Sterling	—	27,100,000	—	805	29/11/2023
Foreign exchange rate forward	Czech crown	160,000,000	—	191	—	12/02/2024
Foreign exchange rate forward	Mexican Peso	90,000,000	—	193	—	12/02/2024
Foreign exchange rate forward	Turkish lira	87,834,511	—	44	—	31/01/2024
Foreign exchange rate forward	US Dollar	7,700,000	23,720,000	92	104	29/02/2024
Foreign exchange rate forward	Euro	40,000,000	160,000,000	1,412	2	22/01/2024
Energy PPA	Euro / KwH	—	—	1,529	—	31/12/2032
Total assets (note 11)				24,687	39,659

Cross currency interest rate swap	US Dollar	205,000,000	205,000,000	(7,712)	(3,990)	15/10/2024
Foreign exchange rate forward	Canadian dollar	42,560,102	8,000,001	(2,081)	(146)	05/01/2024
Foreign exchange rate forward	US Dollar	2,000,000	60,000,000	(2)	(600)	30/01/2023
Foreign exchange rate forward	Czech crown	160,000,000	—	(13)	—	12/02/2024
Foreign exchange rate forward	Pound Sterling	8,500,000	—	(122)	—	12/02/2024
Foreign exchange rate forward	Japanese Yen	700,000,000	—	(214)	—	07/02/2024
Total liabilities (note 20)				(10,144)	(4,736)

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

(in thousand Euros)

(ii)Derivative financial instruments at fair value through profit and loss

The Group has subscribed various foreign exchange forwards to partially hedge the foreign currency value of intercompany loan. Since the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to “Change in fair value of financial instruments” in the consolidated statement of profit and loss. At 31 December 2023, the Group has recognized a net finance cost of Euros 876 thousand (Euros 4,586 thousand of net finance cost at 31 December 2022).

(iii)Electricity derivative

At the beginning of 2023, the Company contracted a hedge on the variation of the price of electricity. This contract has served in its entirety to cover the purchase price of electricity against potential market price increases. The energy price hedging derivatives meet the requirements to apply hedge accounting, so the variations in the value of this financial instrument are recorded (by the net amount of taxes) in equity.

The movement in derivative financial instruments is as follows:

	Thousands of Euros
	31/12/2023	31/12/2022
Opening balance	34,923	4,431
Business combination	—	(1,255)
Changes in fair value recognized in equity	1,914	(4,757)
Transfer to profit or loss	5,775	12,552
Transfer to profit or loss - translation differences	(23,037)	32,954
Tax effect	(84)	6,170
Collections / Payments	(4,948)	(15,172)
Closing balance	14,543	34,923

(e)Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The capital structure is periodically reviewed through the preparation of strategic plans focused mainly on a sequential improvement of EBITDA (Earnings before interest, tax, amortization and depreciation), generation of operating cash and discipline in the allocation of capital; with the objective and commitment to reduce the leverage ratio.

In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2023 and 2022, the Group complies with the covenants in the contract.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The credit rating of the Group is as follows:

		January 2024	September 2023	March 2023	September 2022
Moody's Investors	Corporate rating			B2	B1
	Senior secured debt			Ba3	Ba3
	Senior Unsecured debt			Caa1	B3
	Perspective			Negative	Negative

Standard & Poor's	Corporate rating	B+			B+
	Senior secured debt	BB-			BB-
	Senior Unsecured debt	B-			B-
	Perspective	Stable			Stable

Fitch Ratings	Corporate rating		BB-		BB-
	Senior secured debt		BB+		BB+
	Senior Unsecured debt		B+		B+
	Perspective		Stable		Stable

The Parent held Class A and B treasury stock equivalent to 1.23% of its capital at 31 December 2023 (1.33% at 31 December 2022).

(31)    Balances and Transactions with Related Parties

(a)Group balances with related parties

Details of balances with related parties at 31 December 2023 are as follows:

	Thousands of Euros
Carrying amount	Reference	Associates	Key management personeel	Other related parties	Board of directors
Receivables	15	227,550	—	5,609	—
Other financial assets	11	418	—	101,217	—
Loans	11	—	—	115,209	—
Guarantee deposits	11	—	—	934	—
Total debtors		227,968	—	222,969	—
Debts		—	(3,611)	(11,384)	(3,924)
Total creditors		—	(3,611)	(11,384)	(3,924)
Total		227,968	(3,611)	211,585	(3,924)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details of balances with related parties at 31 December 2022, restated to be comparative with details of balances with related parties for 2023, are as follows:

	Thousands of Euros
Carrying amount	Reference	Associates	Joint ventures	Key management personeel	Other related parties	Board of directors
Receivables	15	162,382	—	—	—	—
Current contract assets	15	3,880	—	—	—	—
Other financial assets	11	—	124,132	—	318,890	—
Advanced payments	15	—	11,998	—	—	—
Loans	11	—	—	—	96,537	—
Guarantee deposits	11	—	—	—	934	—
Total debtors		166,262	136,130	—	416,361	—
Trade payables		(91)	(22,961)	—	—	—
Debts		—	—	(2,399)	(13,325)	(3,852)
Total creditors		(91)	(22,961)	(2,399)	(13,325)	(3,852)
Total		166,171	113,169	(2,399)	403,036	(3,852)

The heading “Receivables” corresponding to associates includes outstanding balances from sales to associated companies, mainly corresponding to Anhui Tonrol Pharmaceutical Co. (company of the Shanghai RAAS Blood Products, Co. Ltd. Group) (Euros 205,537 thousand in 2023, Euros 153,120 thousand in 2022 and Euros 123,250 thousand in 2021). As of 31 December 2023, the balance of “Receivables” corresponding to other related parties corresponds entirely to an amount pending collection from Mr. Víctor Grifols Roura. This balance has been settled in January 2024.

The heading “Loans” mainly includes a loan signed by Scranton Plasma, BV. with the group on 28 December 2018 for an initial amount of US Dollars 95,000 thousand (Euros 86,969 thousand) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, AG (see note 2). As of 31 December 2023, the heading includes an additional amount of Euros 15 million arranged during this fiscal year under the same conditions as the initial loan (see note 31 (b)).

The heading “Other financial assets” balance corresponding to other related parties corresponds to a cash-pooling financing agreement that BPC Plasma, Inc and Haema, AG have with Scranton Plasma, BV with maturity in 2024 (see note 11).

The heading of “debts” includes an amount of Euros 16,190 thousand at 31 December 2023 (Euros 14,682 thousand at 31 December 2022) corresponding to the balance of bearer promissory notes issued by the group company Instituto Grifols, S.A. These promissory notes are due on 4 May 2024, and 2023, respectively, with a nominal value of Euros 3,000 each, and an annual nominal interest of 4% (3% in 2021).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(b)	Group transactions with related parties

Group transactions with related parties during 2023 are as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	471,829	—	14	—
Purchases	(23)	—	(431)	—
Rendering of services	(78)	—	(2,482)	—
Remuneration	—	(23,698)	—	(12,163)
Payments for rights of use	—	—	(7,234)	—
Finance income	—	—	30,185	—
Dividends paid/received	7,309	—	(266,406)	—
Loans	—	—	44,956	—
	479,037	(23,698)	(201,398)	(12,163)

Group transactions with related parties during 2022 were as follows:

	Thousands of Euros
		Joint	Key management	Other related	Board of directors
	Associates	ventures	personnel	parties	of the Company

Net sales	339,170	—	—	—	—
Purchases	(9)	(66,647)	—	—	—
Rendering of services	(34)	—	—	(5,467)	—
Remuneration	—	—	(13,891)	—	(5,316)
Payments for rights of use	—	—	—	(6,382)	—
Purchase of property, plant and equipment	—	—	—	3,464	—
Finance income	—	—	—	12,878	—
Dividends paid/received	10,717	—	—	—	—
Loans	—	—	—	80,098	—
	349,844	(66,647)	(13,891)	84,591	(5,316)

Group transactions with related parties during 2021 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	220,808	—	—	—
Purchases	(613)	—	—	—
Rendering of services	(2,709)	—	(3,963)	—
Remuneration	—	(15,136)	—	(4,417)
Payments for rights of use	—	—	(5,332)	—
Purchase of property, plant and equipment	—	—	7,326	—
Finance income	2	—	7,032	—
Dividends paid/received	2,636	—	—	—
Loans	—	—	97,598	—
	220,124	(15,136)	102,661	(4,417)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

“Net sales” includes sales to associated companies mainly corresponding to Anhui Tonrol Pharmaceutical Co. (company of the Shanghai RAAS Blood Products, Co. Ltd. Group) (Euros 450,389 thousand in 2023, Euros 319,669 thousand in 2022 and Euros 202,644 thousand in 2021).

“Purchases” mainly included in 2022 purchases of plasma from the centers related to the collaboration agreement with Biotek America, LLC (see note 10).

“Other service expenses” includes an amount of Euros 2,174 thousand corresponding to contributions to non-profit entities in 2023 (Euros 4,231 thousand in 2022 and Euros 3,963 thousand in fiscal year 2021).

“Payments for right-of-use assets” corresponds to the office buildings of Grifols in Sant Cugat del Vallès. All lease contracts have a maturity date of 1 March 2045.

“Finance income” mainly includes accrued interest (Euros 7,039 thousand in 2023, Euros 2,093 thousand in 2022 and Euros 1,824 thousand in 2021) corresponding to the loan agreement signed by Scranton Plasma, BV. with the group on 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 86,969 thousand) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, AG (see note 2). The remuneration is 2% + EURIBOR and matures on 28 December 2025. Additionally, it also includes the financial income derived from the cash-pooling contract that BPC Plasma, Inc and Haema, AG maintain with Scranton Plasma, BV with maturity in 2024 and a remuneration of the Scranton Plasma group interest rate + 0.75%.

The dividends received correspond to the associated companies Shanghai RAAS Blood Products Co. Ltd., Bio Darou P.J.S. Co. and Access Biologicals LLC. Additionally, the dividends distributed correspond to BPC Plasma Inc. (see note 11).

“Loans” mainly includes the net amounts disbursed under the cash-pooling financing agreement that BPC Plasma, Inc and Haema, AG have with Scranton Plasma, BV mentioned above.

Directors representing shareholders´ interests have received remuneration of Euros 965 thousand in 2023 (Euros 965 thousand in 2022).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29).

(c)	Conflicts of interest concerning the directors

The Company’s directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(32)   Subsequent events

Gotham City Research Report

On 9 January 2024, a short seller investor issued a report based on speculation and false information regarding Grifols’ accounting and financial information. Although the company’s fundamentals remain sound and unchanged and all financial information was duly reported in the audited financial statements, this action had a significant impact on Grifols’ share price and corporate reputation.

The company is currently working to restore the confidence of markets, shareholders and other stakeholders in three key areas:

o	Communication and collaboration with the Spanish regulator (CNMV).
o	Transparent communication with all our stakeholders: sharing our clear response to the published report through live conference calls and multiple official communications on the company’s website and on the CNMV portal. All press releases are publicly available on Grifols’ website
o	Clear and transparent communication with our teams and employee representatives, including major unions.
o	Reinforced communication with investors, official communications, direct phone calls, video calls and e-mails.
o	The company filed a complaint in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates to claim for the financial and reputational damages caused to Grifols and their stakeholders as a result of the defendants’ actions.
o	The company established a dedicated working group comprising senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications.

As a result of the information published by Gotham City Research LLC, in relation to the accounting and financial information of Grifols, S.A. and subsidiaries, the National Securities Market Commission (CNMV), in the exercise of its supervisory powers, has made various requests for information to the Group. The Parent Company has responded to the requirements received and the National Securities Market Commission has shared its analysis of the Group financial information concluding that no significant errors were identified.

SRAAS Share Purchase Agreement

As indicated in note 12, Grifols and Haier Group Corporation (“Haier”) entered into a Strategic Alliance and Share Purchase Agreement to transfer the 20% shareholding in Shanghai RAAS Blood Products Co., Ltd. to Haier.  On 29 February 2024, the period contractually established by the parties in relation to the completion of Haier’s confirmatory due diligence has been satisfactorily concluded. Accordingly, the closing of the transaction is subject to obtaining pending ordinary regulatory approvals. In certain countries the corresponding ordinary regulatory approvals have already been received and the transaction is expected to close during the first half of 2024.

Senior debt issuance

On 10 April 2024 the Group informed the market through the National Securities Market Commission that it is actively working to issue senior secured notes, the funds of which, if successful, will be used to refinance senior unsecured notes maturing in 2025.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Acquisition of 7 plasma centers from ImmunoTek

On 2 April 2024, the Group, through its 100% subsidiary Grifols Bio North America, LLC, acquired 7 plasma centers located in the United States from ImmunoTek GH, LLC for an amount of US Dollars 136 million. This transaction is in line with the collaboration agreement signed with ImmunoTek GH, LLC in July 2021 (see note 10).

Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) at the acquisition date are shown below. The values shown in the table below should be considered provisional.

For practical purposes, for the present transaction, the Euro / Dollar exchange rate of 1.1050 was used for all purposes.

	Thousands of Euros	Thousands of US Dollars
Cost of the business combination
Consideration paid	122,667	135,547
Total consideration paid	122,667	135,547
Fair value of net assets acquired	4,922	5,439
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	117,745	130,108

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Assets
Rights of Use	22,415	24,769
Property, plant and equipment	4,401	4,863
Inventories	6,014	6,645
Total Assets	32,830	36,277
Liabilities
Non-current financial liabilities	(25,993)	(28,722)
Current financial liabilities	(1,915)	(2,116)
Total Liabilities	(27,908)	(30,838)
Total net assets acquired	4,922	5,439

The resulting goodwill will be allocated to the Biopharma segment.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

			Acquisition /			12/31/2023		12/31/2022		12/31/2021
		Registered	Incorporation			% shares		% shares		% shares
Name	Offices	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	100.000%	—	100.000%	—	100.000%

Instituto Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Laboratorios Grifols, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	100.000%	—	100.000%	—	98.600%	1.400%

Biomat, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

Grifols Engineering, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	United States	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	87.500%	—	87.500%	—	100.000%

Grifols Biologicals, LLC.	United States	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Australia	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	100.000%	—	100.000%	—

Medion Grifols Diagnostic AG	Switzerland	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	100.000%	—	100.000%	—	100.000%

Grifols Therapeutics, LLC.	United States	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%	—	100.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

Talecris Plasma Resources, Inc. (merged with Biomat USA, Inc.)	United States	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procurement of human plasma.	—	—	—	—	—	100.000%

Grifols Worldwide Operations Limited		Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—	100.000%	—	100.000%	—

Progenika Biopharma, S.A.		Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	91.875%	8.125%	91.875%	8.125%	91.880%	8.120%

Grifols Diagnostics Solutions, Inc.		4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	—	55.000%	—	55.000%	—	55.000%

Grifols Worldwide Operations USA Inc.		13111 Temple Avenue, City of Industry, California 91746-1510 United States	2014	Industrial	Manufacture, warehousing, and logistical support for biological products.	—	100.000%	—	100.000%	—	100.000%

Grifols Asia Pacific Pte, Ltd	Singapore	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols Movaco, S.A.		Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

					of medical and surgical materials, equipment and instruments for use by laboratories and health centres.

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Chile	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	—	99.000%	—	99.000%	—

Grifols USA, LLC.	United States	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Argentina	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%

Grifols s.r.o.	Czech Republic	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-	100.000%	—	100.000%	—	100.000%	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

					pharmaceutical products, including human plasma.

Grifols (Thailand) Ltd	Thailand	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Malaysia	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	49.000%	—	49.000%	—	49.000%

Grifols International, S.A.	Spain	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Italia S.p.A	Italy	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—	100.000%	—

Grifols UK Ltd.	United Kingdom	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—	100.000%	—

Grifols Brasil, Lda.	Brazil	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical	100.000%	—	100.000%	—	100.000%	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

					equipment and instruments.

Grifols France, S.A.R.L.	France	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Polska Sp.z.o.o.	Poland	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V. (merged with Grifols México, S.A. de C.V.)	Mexico	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	—	—	—	—	99.990%	0.010%

Grifols México, S.A. de C.V.	Mexico	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	100.000%	—	100.000%	—	99.980%	0.020%

Grifols Nordic, AB	Sweden	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset	100.000%	—	100.000%	—	100.000%	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

					deriving from the aforementioned activities.

Grifols Colombia, Ltda	Colombia	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Deutschland GmbH	Germany	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—	100.000%	—	100.000%	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

Grifols Canada, Ltd.	Canada	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	100.000%	—	100.000%	—	—	100.000%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd.		Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—	100.000%	—	100.000%	—

Grifols (H.K.), Limited		Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100.000%	—	100.000%	—	100.000%

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japón	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—	100.000%	—	100.000%	—

Grifols India Healthcare Private Ltd		Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984%	0.016%	99.984%	0.016%	99.984%	0.016%

Grifols Diagnostics Equipment Taiwan Limited		8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—	100.000%	—	100.000%	—

Grifols Viajes, S.A.	Spain	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

Squadron Reinsurance Designated Activity Company	Ireland	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—	100.000%	—	100.000%	—	100.000%

Grifols Shared Services North America, Inc.	United States	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—	100.000%	—	100.000%	—

Gripdan Invest, S.L (merged with Grifols S.A.)		Avenida Diagonal 477 Barcelona, Spain	2015	Services	Rental of industrial buildings	—	—	100.000%	—	100.000%	—

Araclon Biotech, S.L.	Spain	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	—	75.850%	—	75.850%	—	75.850%

VCN Bioscience, S.L.		Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	—	—	—	—	86.830%

Grifols Innovation and New Technologies Limited		Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	—	100.000%	—	100.000%	—	100.000%

Kiro Grifols S.L	Spain	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and	100.000%	—	90.000%	—	90.000%	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

					control key points of hospital processes, and hospital pharmacy processes.

Chiquito Acquisition Corp. (merged with Grifols Bio Supplis Inc.)		2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").	—	—	—	100.000%	—	100.000%

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona, Spain	2017	Industrial	Collection and use of mineral-medicinal waters and obtaining of all necessary administrative concessions for the optimum and widest use of these.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Goetech LLC (D/B/A Medkeeper)		7600 Grandview Avenue, Suite 210, Arvada, CO 80002, United States	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	—	—	—	100.000%	—	100.000%

Grifols Bio Supplies Inc. (before Interstate Blood Bank, Inc.)		5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—	100.000%	—	100.000%	—	100.000%

Haema, AG		LandsteinerstraBe 1, 04103 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—

BPC Plasma, Inc (formerly Biotest Pharma Corp)		901 Yamato Rd., Suite 101, Boca Raton FL 33431 - United States	2018	Industrial	Procurement of human plasma.	—	—	—	—	—	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

Haema Plasma Kft.		Bajcsy-Zsilinszky út 12., 1051 Budapest (Hungría)	2021	Industrial	Procurement of human plasma.	—	—	—	—	—	—

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent Estados Unidos	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development of novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	100.000%	—	100.000%	—	100.000%

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—	50.000%	—	50.000%	—	50.000%

Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	—	50.000%	—	50.000%	—	50.000%

Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc)		2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmceuticals and Medicines Industry	0.020%	99.980%	0.020%	99.980%	100.000%	—

Grifols Laboratory Solutions, Inc		Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 United States	2020	Services	Engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	—	100.000%	—	100.000%	—	100.000%

Grifols Korea Co., Ltd.		302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions.	100.000%	—	100.000%	—	100.000%	—

Grifols Middle East & Africa LLC		Office No. 534, 5th floor, NamaaBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt	2021	Services	Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

					commercial activities that are permitted by the law.

GigaGen Inc.		407 Cabot Road South San Francisco, CA 94080, United States	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—	100.000%	—	100.000%	—	100.000%

Grifols Pyrenees Research Center, S.L.		C/ Prat de la Creu, 68-76, Planta 3ª, Edifici Administratiu del Comú d'Andorra la Vella Andorra	2021	Industrial	Constitution, development and management of operations of a research and development center in all areas of immnology, dedicated to find possible solutions for therapeutic applications.	—	80.000%	—	80.000%	—	80.000%

Grifols Bio North America LLC		251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States	2021	Industrial	Engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.	—	100.000%	—	100.000%	—	100.000%

Biomat Holdings LLC	FALTA	2410 Grifols Way, Los Angeles, California, 90032, United States.	2023	Services	Administration and financing services to Immunotek donor centers.	—	100.000%	—	—	—	—

Biomat Holdco, LLC.		251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under	—	100.000%	—	100.000%	—	100.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

				General Corporation Law of Delaware.

Biomat Newco, Corp.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—	88.600%	—	87.100%	—	100.000%

Grifols Escrow Issuer, S.A. (merged with Grifols, S.A.)	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona Spain	2021	Services	Administration, management and control services for companies and businesses, as well as investment in property, as well as providing advisory services of any investee entities or group companies.	—	—	100.000%	—	100.000%	—

Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)	531 Boul. Des Prairies, Building 15 Laval, Quebec H7V 1B7 Canada	2021	Industrial	Procurement of human plasma.	—	100.000%	—	100.000%	100.000%	—

Grifols Canada Plasma – Ontario Inc. (formerly Canada Inc.)	2911 av. Marie-Curie, Montreal, Quebec, H4S0B7, Canada	2023	Services	Administration, operating management and control services of plasma recollecting centers, directly or indirectly, through its affiliates.	—	100.000%	—	—	—	—

Access Biologicals, LLC (merged with Grifols Bio Supplies, Inc.)	955, Park Center Drive, Vista, CA 92801, United States	2017	Industrial	Manufacture of biological products such as specific serum and	—	—	—	100.000%	—	49.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

				plasma reagents that are used by biotechnological and biopharmaceutical companies for in-vitro diagnosis, cell culture and research and development in the field of diagnostics.

Access Biologicals IC-DISC, Inc. (merged with Grifols Bio Supplies, Inc.)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	100.000%	—	49.000%

Access Cell Culture, LLC. (merged with Grifols Bio Supplies, Inc.)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	100.000%	—	49.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

Access Plasma, LLC. (merged with Grifols Bio Supplies, Inc.)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	100.000%	—	49.000%

Albimmune, S.L.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona España	2022	Research	The purpose of the company is the research, development and exploitation of a project on the application of the use of albumin as a medicine	—	51.000%	—	51.000%	—	—

Biotest, AG	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Development, manufacture and distribution of biological, chemical, pharmaceutical, human and veterinary medical, cosmetic and dietary products as well as containers, devices, machines and accessories for medical, pharmaceutical and analytical purposes, as well as research in these fields.	24.700%	45.480%	24.700%	45.480%	—	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

Furthermore the activity (especially research development, production and distribution) in the field of plant protection and plant breeding, the field of testing and purification of soil, water and air and in the field of products, materials and techniques used in space.

Biotest Austria, GmbH	Einsiedlergasse 58, A-1050, Vienna, Austria	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	70.180%	—	—

Biotest Italia, S.R.L.	Via Leonardo da Vinci 43, I-20090 Trezzano sul Naviglio MI, Italy	2022	Industrial	Distribution of pharmaceutical products.	100.000%	—	—	70.180%	—	—

Biotest (UK) Ltd. (merged with Grifols UK, Ltd.)	17 High Street, B31 2UQ Longbridge Birmingham, United Kingdom	2022	Industrial	Distribution of pharmaceutical products.	—	—	—	70.180%	—	—

Biotest (Schweiz) AG	Schützenstrasse 17, CH-5102 Rupperswil, Switzerland	2022	Industrial	Distribution of pharmaceutical products.	—	70.180%	—	70.180%	—	—

Biotest Hungaria Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—	70.180%	—	70.180%	—	—

Biotest Farmacêutica LTDA	Rua José Ramos Guimarães, 49 A Centro, 12955-000, Bom Jesus dos Perdões – SP, Brasil	2022	Industrial	Distribution of pharmaceutical products.	100.000%	—	—	70.180%	—	—

Biotest Hellas M.E.P.E.	45 Michalakopoulou Str., 11528 Athens, Greece	2022	Research	Research and development of solutions in the Biopharma area.	—	70.180%	—	70.180%	—	—

Biotest France SAS	45/47 rue d'Hauteville, 75010 Paris, France	2022	Services	The purpose of the company is to act as an agent and support the	100.000%	—	—	70.180%	—	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

				group companies.

Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi	Nishstanbul, Cobançesme Mahallesi, 34197 Bahçeliever, Istanbul, Turkey	2022	Research	Research and development of solutions in the Biopharma area.	—	70.180%	—	70.180%	—	—

Biotest Medical, S.L.U.	C/ Frederic Mompou, nº 5, 6º 3ª A, 08960 Sant Just Desvern, Barcelona, Spain	2022	Industrial	Distribution of pharmaceutical products.	100.000%	—	—	70.180%	—	—

Biotest Pharma, GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Carry out the development and production activities in the Biopharma area.	—	70.180%	—	70.180%	—	—

Biotest Lux S.à.r.l.	17, Boulevard F.W. Raiffeisen L-2411 Luxembourg	2023	Services	Providing financing and centralisation of services for Biotest companies.	—	70.180%	—	—	—	—

BioDarou PLC	Sarparast St., Italia St. Felestin Ave, 1416653163 Tehran, Iran	2022	Industrial	Procurement of human plasma.	—	70.180%	—	70.180%	—	—

Biotest Grundstücksverwaltungs GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Services	Management of own assets.	—	70.180%	—	70.180%	—	—

Plasma Service Europe GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Procurement of human plasma.	—	70.180%	—	70.180%	—	—

Cara Plasma s.r.o.	Jungmannova 745/24 - Nové Město, 110 00 Praha 1 , Czech Republic	2022	Industrial	Procurement of human plasma.	—	70.180%	—	70.180%	—	—

Plazmaszolgálat Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—	70.180%	—	70.180%	—	—

Grifols Biotest Holdings GmbH	Colmarer Str. 22, 60528 Frankfurt am Main, Germany	2022	Services	Management of own assets as well as the acquisition, sale, holding and management of shares in other companies in Germany and abroad in the company's own name and on its	100.000%	—	100.000%	—	—	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

				own account (not third parties), in particular in Biotest AG with registered offices in Dreiech.

AlbaJuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona, Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	100.000%	—	—	49.000%	—	49.000%

Equity-accounted investees and others

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	—	—	—	—	35.130%

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela, Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	24.590%	—	24.590%	—	24.990%

Albajuna Therapeutics, S.L (becomes part of the group)	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	—	—	49.000%	—	49.000%

Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	—	—	—	—	19.330%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

Access Biologicals, LLC. (becomes part of the group)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	—	—	49.000%

Access Biologicals IC-DISC, Inc. (becomes part of the group)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	—	—	49.000%

Access Cell Culture, LLC. (becomes part of the group)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceuti	—	—	—	—	—	49.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

				cal companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.

Access Plasma, LLC. (becomes part of the group)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—	—	—	—	—	49.000%

Medcom Advance, S.A	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	—	45.000%	—	45.000%	—	45.000%

Shanghai RAAS Blood Products Co. Ltd.	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the	26.580%	—	26.200%	—	26.200%	—

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2023, 2022 and 2021

				international level.

Grifols Egypt for Plasma Derivatives (S.A.E.)	Tolip El Narges Hotel, Teseen Streett, Fifth Settlement, Cairo Egypt	2021	Industrial	Establish and operate a plasma fractionation plant, regardless of whether the plasma is collected locally or imported, as well as its filling and packaging.	49.000%	—	49.000%	—	49.000%	—

Biotek America LLC ("ITK JV")	1430 East Southlake Blvd Suite 200 Southlake TX 76092 Estados Unidos	2021	Industrial	Build and manage until the opening of donor plasma centers in the United States.	75.00%	—	75.00%	—	75.00%	—

This appendix is part of note 2 from the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

	Biopharma			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated
	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)
Revenues from external customers	5,558,301	5,005,382	3,814,983	670,269	671,292	779,108	159,957	146,076	115,811	203,450	250,165	266,461	—	(8,948)	(43,245)	6,591,977	6,063,967	4,933,118

Total operating income	5,558,301	5,005,382	3,814,983	670,269	671,292	779,108	159,957	146,076	115,811	203,450	250,165	266,461	—	(8,948)	(43,245)	6,591,977	6,063,967	4,933,118

Profit/(Loss) for the segment	904,059	791,339	681,925	111,694	129,968	152,948	43,563	114,397	39,901	6,632	(46,809)	(83,482)	6,979	35,419	(10,896)	1,072,927	1,024,314	780,396

Unallocated expenses																(273,529)	(218,634)	(185,332)

Operating profit/(loss)																799,398	805,680	595,064

Finance result																(574,458)	(442,941)	(277,799)

Share of profit/(loss) of equity- accounted investee	—	—	—	—	—	—	—	—	—	(922)	(1,482)	33,188	—	—	—	(922)	(1,482)	33,188

Income tax expense																(43,349)	(90,111)	(85,126)

Profit for the year after tax																180,669	271,146	265,327

Segment assets	13,411,369	13,187,651	9,467,378	3,528,861	3,681,632	3,513,991	380,012	341,876	47,446	2,184,960	766,139	827,371	—	(6,997)	(39,963)	19,505,202	17,970,301	13,816,223
Equity-accounted investments	57,529	41,162	31,847	—	—	—	—	—	53,264	477,441	1,914,015	1,914,665	—	—	—	534,970	1,955,177	1,999,776
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,400,882	1,608,499	3,417,836
Total assets																21,441,054	21,533,977	19,233,835

Segment liabilities	2,449,947	2,317,191	1,521,634	466,953	425,693	397,869	79,678	43,264	27,596	97,840	222,565	199,095	—	—	—	3,094,418	3,008,713	2,146,194
Unallocated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10,374,151	10,067,720	9,770,543
Total liabilities																13,468,569	13,076,433	11,916,737

Other information:

Allocated amortisation and depreciation	328,599	294,156	228,114	65,817	64,682	88,557	9,280	5,759	2,948	16,162	20,367	19,043	—	—	—	419,858	384,964	338,662

Unallocated amortisation and depreciation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	500,273	482,852	412,314

Allocated expenses that do not require cash payments	30,198	(71,964)	26,051	6,995	13,639	4,446	136	120	73	(789)	(206)	3,349	—	—	—	36,540	(58,411)	33,919

Unallocated expenses that do not require cash payments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	548	(10,770)	4,991

Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	458,216	402,672	349,890	29,107	49,890	19,991	9,066	98	13,836	3,884	30,192	28,597	—	—	—	500,273	482,852	412,314

Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	48,618	59,866	55,380

* As a consequence of the review of transactions and balances allocations by segments done in 2022, the comparative figures for the fiscal year 2021 have been adjusted accordingly.

This appendix forms an integral part of note 5 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Consolidated
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021

Net Revenue	362,877	320,631	362,407	893,050	711,579	544,042	3,898,961	3,855,607	3,154,549	1,437,089	1,176,150	872,120	6,591,977	6,063,967	4,933,118

Assets by geographical area	1,190,606	1,156,068	1,092,435	7,055,181	6,600,264	5,393,407	10,958,657	11,561,068	10,525,140	2,236,610	2,216,577	2,222,853	21,441,054	21,533,977	19,233,835

Other information:
Additions for the year of property, plant & equipment, intangible assets and rights of use	53,216	60,503	71,022	170,763	107,030	91,388	313,001	363,034	295,526	11,911	12,151	9,758	548,891	542,718	467,694

This appendix forms an integral part of note 5 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2023

(Expressed in thousands of Euros)

	Balance at				Translation	Balance at
	12/31/2022	Additions	Transfers	Disposals	differences	12/31/2023

Development costs	1,822,085	58,573	—	—	(27,175)	1,853,483
Concessions, patents, licenses brands & similar	292,158	2,747	(344)	(1,478)	(8,347)	284,736
Computer software	340,991	22,174	3,684	(117)	(6,895)	359,837
Currently marketed products	1,148,862	—	—	—	(39,097)	1,109,765
Other intangible assets	399,797	2,388	(157)	(678)	(4,695)	396,655
Total cost of intangible assets	4,003,893	85,882	3,183	(2,273)	(86,209)	4,004,476
Accum. amort. of development costs	(199,444)	(32,694)	—	—	3,306	(228,832)
Accum. amort of concessions, patents, licenses, brands & similar	(77,331)	(16,274)	363	192	1,554	(91,496)
Accum. amort. of computer software	(220,305)	(34,366)	(1,294)	104	4,423	(251,438)
Accum. amort. of currently marketed products	(457,794)	(40,212)	—	—	15,975	(482,031)
Accum. amort. of other intangible assets	(97,789)	(23,663)	—	678	3,350	(117,424)
Total accum. amort intangible assets	(1,052,663)	(147,209)	(931)	974	28,608	(1,171,221)
Impairment of other intangible assets	(2,083)	(421)	—	1,438	7	(1,059)
Carrying amount of intangible assets	2,949,147	(61,748)	2,252	139	(57,594)	2,832,196

This appendix forms an integral part of note 7 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2022

(Expressed in thousands of Euros)

	Balance at		Business			Translation	Balance at
	31/12/2021	Additions	combinations	Transfers	Disposals	differences	12/31/2022

Development costs	801,606	39,835	943,857	—	(3,372)	40,159	1,822,085
Concessions, patents, licenses brands & similar	244,558	36,612	3,762	97	(3,907)	11,036	292,158
Computer software	330,491	31,299	50	1,881	(34,429)	11,699	340,991
Currently marketed products	1,083,301	—	—	—	—	65,561	1,148,862
Other intangible assets	156,009	1,323	307,927	(55)	(77,825)	12,418	399,797
Total cost of intangible assets	2,615,965	109,069	1,255,596	1,923	(119,533)	140,873	4,003,893
Accum. amort. of development costs	(168,366)	(28,160)	—	—	663	(3,581)	(199,444)
Accum. amort of concessions, patents, licenses, brands & similar	(64,176)	(12,321)	(332)	—	2,200	(2,702)	(77,331)
Accum. amort. of computer software	(200,291)	(30,357)	(12)	140	16,813	(6,598)	(220,305)
Accum. amort. of currently marketed products	(394,784)	(40,212)	—	—	—	(22,798)	(457,794)
Accum. amort. of other intangible assets	(81,298)	(12,603)	—	—	799	(4,687)	(97,789)
Total accum. amort intangible assets	(908,915)	(123,653)	(344)	140	20,475	(40,366)	(1,052,663)
Impairment of other intangible assets	(70,100)	(638)	—	79	76,302	(7,726)	(2,083)
Carrying amount of intangible assets	1,636,950	(15,222)	1,255,252	2,142	(22,756)	92,781	2,949,147

(See note 3)

This appendix forms an integral part of note 7 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use

for the year ended

31 December 2023

(Expressed in thousands of Euros)

	Balance at				Translation	Balance at
	12/31/2022	Additions	Transfers	Disposals	differences	12/31/2023
Land and buildings	1,114,654	173,261	—	(39,012)	(32,844)	1,216,059
Machinery	6,664	2,871	(1,008)	(658)	(176)	7,693
Computer equipment	6,819	597	(2,484)	(604)	(107)	4,221
Vehicles	20,958	4,737	(79)	(3,191)	(209)	22,216

Total cost of rights of use	1,149,095	181,466	(3,571)	(43,465)	(33,336)	1,250,189

Accum. depr. of land and buildings	(229,604)	(71,157)	—	10,782	7,224	(282,755)
Accum. depr. of machinery	(3,647)	(1,507)	523	590	66	(3,975)
Accum. depr. of computer equipment	(5,793)	(860)	2,516	580	100	(3,457)
Accum. depr. of vehicles	(12,499)	(5,019)	45	2,506	205	(14,762)

Total accum. Depr. of rights of use	(251,543)	(78,543)	3,084	14,458	7,595	(304,949)

Carrying amount of rights of use	897,552	102,923	(487)	(29,007)	(25,741)	945,240

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

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2023

(Expressed in thousands of Euros)

	Balances at		Business			Translation	Balances at
	31/12/2022	Additions	combination	Transfers	Disposals	differences	31/12/2023

Cost:

Land and buildings	1,155,406	6,046	—	342	(4,953)	(24,929)	1,131,912
Plant and machinery	3,069,023	92,978	480	125,507	(45,256)	(67,273)	3,175,459
Fixed Assets under construction	878,415	182,519	—	(125,460)	—	(24,804)	910,670

	5,102,844	281,543	480	389	(50,209)	(117,006)	5,218,041

Accumulated depreciation:

Buildings	(181,337)	(32,309)	—	181	1,954	5,136	(206,375)
Plant and machinery	(1,638,006)	(183,857)	(383)	(2,336)	33,842	33,017	(1,757,723)
	(1,819,343)	(216,166)	(383)	(2,155)	35,796	38,153	(1,964,098)

Impairment of other property, plant and equipment	(12,564)	(1,173)	—	—	6,767	150	(6,820)

Carrying amount	3,270,937	64,204	97	(1,766)	(7,646)	(78,703)	3,247,123
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