Form 20-F
period 2024-12-31
Grifols SA
filed 2025-04-11
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

◻      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

David Ian Bell General Counsel Telephone: +34 93 571 02 21 Email: david.bell@grifols.com Grifols Shared Services North America, Inc. 2410 Grifols Way Los Angeles, CA 90032-3514
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Class B non-voting share of Grifols, S.A.	GRFS	The NASDAQ Stock Market LLC

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes - Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

⌧ Yes ◻ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The basis of presentation of financial information of Grifols in this document is in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB (jointly, “IFRS-IASB”) and other legislative provisions containing the applicable legislation governing our financial information, unless indicated otherwise.

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

Changes in accounting criteria and corrections of error

Due to an incorrect application of accounting treatment, the comparative figures presented in our consolidated financial statements as of and for the year ended December 31, 2024 have been restated for the following reasons: (i) we had recognized our participation in a joint venture as a financial investment. However, during 2024, after discussions with the CNMV, we concluded that this agreement should be recognized as a joint operation, requiring the recognition of assets, liabilities, and results of the jointly controlled entity. To accurately present these losses in the respective income statements for each period, the comparative figures corresponding to the income statement for 2023 and 2022 have been restated in the consolidated financial statements as of and for the year ended December 31, 2024, the impact of which represents a reduction in results of €17 million and €23 million, respectively; (ii) we made an incorrect application of the accounting treatment of the non-controlling interest in an associate, resulting in a correction to the equity-method investment therein. In this context, we have restated in the comparative information in our consolidated financial statements as of and for the year ended December 31, 2024, the amounts related to “Investment in equity-accounted investees” and “Consolidated reserves” as of January 1, 2023, decreasing by €457 million, and the amounts related to ‘Investment in equity-accounted investees,’ ‘Non-current assets held for sale,’ and ‘Consolidated reserves’ as of December 31, 2023, decreasing by €113 million, €344 million and €457 million, respectively; and (iii) as a result of imprecise wording in the subheading “Equity accounted investees / Translation differences” of the Consolidated Statement of Comprehensive Income for the years ended December 31, 2023 and 2022, in the consolidated financial statements as of and for the year ended December 31, 2024, the sign of this caption has been modified, with the counterpart item being the subheading “Translation differences,” of the consolidated Statement of Comprehensive Income. As a result of this imprecision, this subheading has been modified for the amounts of €124 million and €61 million as of December 31, 2023 and 2022, respectively, against the subheading “Participation in other comprehensive income of the investments accounted for by the equity method - Translation differences.” This imprecise wording has not had any impact on the total heading “Translation differences” considered globally in the Consolidated Balance Sheet.

See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Changes in accounting criteria and corrections of error” and Notes 2(d) and 10 to our consolidated financial statements as of and for the year ended December 31, 2024.

Non-IFRS Financial Measures

Certain parts of this annual report on Form 20-F contain non-IFRS financial measures, in particular constant currency. Our management uses this measure to evaluate the Group’s financial performance in making operational and strategic decisions for the Group. Therefore, we believe this measure is useful to investors and stakeholders.

Constant Currency

Net revenue variance in constant currency is determined by comparing adjusted current period figures, calculated using prior period monthly average exchange rates, to the prior period net revenue. The resulting percentage variance in constant currency is considered to be a non-IFRS-IASB financial measure. Net revenue variance in constant currency calculates net revenue variance without the impact of foreign exchange fluctuations. We believe that constant currency variance is an important measure of our operations because it neutralizes foreign exchange impact and illustrates the underlying change from one year to the next. We believe that this presentation provides a useful period-over-period comparison as changes due solely to exchange rate fluctuations are eliminated. Net revenue variance in constant currency, as defined and presented by us, may not be comparable to similar measures reported by other companies. Net revenue variance in constant currency has limitations, particularly because the currency effects that are eliminated constitute a significant element of our net revenue and could impact our performance significantly. We do not evaluate our results and performance without considering variances in constant currency on the one hand and changes prepared in accordance with IFRS-IASB on the other. We caution you to follow a similar approach by considering data regarding constant currency period-over-period revenue variance only in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with IFRS-IASB. We present the fluctuation derived from IFRS-IASB net revenue next to the fluctuation derived from constant currency.

See below for a reconciliation of reported net revenues to net revenues in constant currency:

	Year Ended December 31,			Year Ended December 31,
	2024	2023	% var	2023	2022	% var

	(in millions of euros)			(in millions of euros)
Net Revenue	7,212.3	6,592.0	9.4%	6,592.0	6,064.0	8.7%
Variation due to exchange rate effects	58.6			133.6
Constant Currency Net Revenue	7,270.9	6,592.0	10.3%	6,725.6	6,064.0	10.9%

PRESENTATION OF MARKET INFORMATION

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this annual report on Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data or information from independent third parties. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales figures for the relevant period to our management’s estimates of our competitors’ sales figures for such period, as well as upon published statistical data, information taken from filings with the Securities and Exchange Commission, or the SEC, and information from independent third parties, and, in particular, the reports published and the information made available by, among others, the Marketing Research Bureau, or the MRB. You should not rely on the market share and other market information presented herein as precise measures of market share or of other actual conditions.

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

These forward-looking statements reflect, as applicable, our management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include, but are not limited to:

●	the complexity of our manufacturing processes and the susceptibility of our biological intermediates to contamination;
●	our need to continually monitor our products for possible unexpected side effects;
●	our ability to adhere to government regulations so that we may continue to manufacture and distribute our products;
●	the impact of disruptions in our supply of plasma or in the operations of our plasma collection centers;
●	the impact of competing products and pricing and the actions of competitors;
●	the impact of strategies and techniques employed by short sellers or other market disruptors to drive down the market price of our shares, negatively impact our business operations and/or generate non-meritorious litigation;
●	the impact of product liability claims on our business;
●	our reliance on a plasma supply free of transmittable disease;
●	our plans relating to our financings, including refinancing plans, interest rates and availability, and cost of financing opportunities;
●	the impact of interest rate fluctuations;
●	unexpected shut-downs of our manufacturing and storage facilities or delays in opening new planned facilities;
●	reliance on third parties for manufacturing of products and provision of services;
●	our ability to commercialize products in development;
●	our ability to protect our intellectual property rights.
●	U.S. healthcare legislation, new legislation, regulatory action or legal proceedings affecting, among other things, the U.S. healthcare system, and pharmaceutical pricing and reimbursement, including Medicaid, Medicare and the 340B Program;
●	legislation or regulations in markets outside of the United States affecting product pricing, reimbursement, access, or distribution channels;
●	the magnitude of cost savings, streamlining of corporate functions, optimization of plasma costs and operations, enhancement of efficiencies and synergies, structural improvements and other measures related to our Operational Improvement Plan (as defined hereunder); and
●	changes in legal requirements affecting the industries in which we operate.

Please review a more detailed discussion of these and other risks that may impact our business set forth in this Form 20-F under “Item 3.D. Risk Factors.”

v

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

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3.KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary

Our company, our business and our securities are subject to a number of risks which are described more comprehensively elsewhere in this item D. We present below a summary of our key risk factors.

Risks Relating to Our Structure:

●	Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our debt obligations;
●	Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks associated with our substantial leverage;

●	To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors, some of which may be beyond our control;
●	Covenants in our debt agreements restrict our business in many ways;
●	Our ability to meet our financial obligations depends in part on our ability to receive dividends and other distributions from our subsidiaries;
●	We engage in transactions with related parties and such transactions may present the appearance of a possible conflict of interest that can have an adverse effect on us;
●	We are a foreign private issuer under the rules and regulations of the Securities and Exchange Commission and, thus, are exempt from a number of rules under the Securities Exchange Act of 1934 and are permitted to file less information with the Securities and Exchange Commission than a company incorporated in the United States;
●	Military conflicts around the world, and the global response thereto, may adversely affect our business and results of operations; and
●	The ability to enforce civil liabilities under U.S. securities laws may be limited.
●	We are a multinational business that operates in numerous tax jurisdictions.
●	The unforeseen results of potential trade disputes and reciprocal tariffs around the world, including the United States, the European Union and/or China may cause an impact on our business.
●	Restrictions on the ability of Mexican nationals to cross into the United States to donate plasma could disrupt our supply of plasma and materially and adversely affect our financial results.
●	Changes in immigration laws in the countries in which we operate, including Canada and the United States, could affect our ability to send employees with specified expertise in manufacturing and IT into foreign regions for purposes of building or upgrading certain infrastructure.

Risks Relating to the Company and Our Business:

●	Our manufacturing processes are complex and involve biological intermediates that may be susceptible to contamination and variations in yield. Plasma and plasma derivative products are fragile, and improper handling of the plasma or plasma derivative products could adversely affect our operations;
●	Once our products are approved and marketed, we must continually monitor them for signs that their use may result in serious and unexpected side effects, which could jeopardize our reputation and our ability to continue marketing our products. We may also be required to conduct post-approval clinical trials as a condition to licensing a product. Moreover, we may not be able to commercialize products in development;
●	Our ability to continue manufacturing and distributing our products depends on our continued adherence to cGMP regulations at our facilities;
●	A significant disruption in our supply of plasma, including as a result of macroeconomic conditions, pandemics or changes in immigration policies and enforcement could have a material adverse effect on our business and our growth plans;
●	Disruption of the operations of our plasma collection centers would cause us to become supply-constrained and our financial performance would suffer;

●	A significant portion of our net revenue has historically been derived from sales of our immunoglobulin (“IG”) products and we expect that they will continue to comprise a significant portion of our sales. Any adverse market event with respect to these products could have a material adverse effect on us;
●	We face significant competition;
●	We face competition from companies with greater financial resources;
●	Technological changes in the production of our products may require substantial investments in innovation, digital transformation and new technologies, which could render our production process uneconomical and diminish our competitiveness in the industries in which we operate;
●	The discovery of new pathogens could slow our growth and adversely affect profit margins;
●	Product liability claims or product recalls and/or voluntary withdrawals involving products we produce or distribute could have a material adverse effect on our business;
●	Our ability to continue to produce safe and effective plasma derivative products depends on a plasma supply free of transmittable diseases;
●	Ineffective IT governance poses significant risks in today’s data-driven world, including data breaches, regulatory non-compliance, operational inefficiencies, financial losses and hindered innovation;
●	Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel;
●	Our business requires substantial capital to operate and grow and to achieve our strategy of realizing increased operating leverage, including the completion of several large capital projects;
●	We may not be able to develop some of our international operations successfully;
●	Uncertainties regarding the general regulatory and legal environment, particularly in China, could adversely affect our business;
●	We are susceptible to interest rate variations;
●	Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar;
●	If our main facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period;
●	If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer;
●	If our shipping or distribution channels were to become inaccessible due to a crippling accident, a pandemic, an act of terrorism, a strike, earthquake, major fire or storm, or any other force majeure event, our supply, production and distribution processes could be disrupted;
●	We rely in large part on the services of third parties for the sale, distribution and delivery of our products;

●	We rely on the services of third parties for the manufacture of certain products;
●	We may not be able to commercialize products in development;
●	Complex and evolving U.S. and international laws and regulations regarding privacy and data security and increased risk of cybersecurity incidents to our information technology systems could result in increased costs of operations and a significant disruption to our business;
●	Cyber-attacks or other privacy and data security incidents (for example involving the personal information of our plasma or blood donors) could disrupt our business and expose us to significant losses, liability and reputational damage;
●	Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries of the intellectual property relating to or incorporated into our technology and products;
●	In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how;
●	We may infringe or be alleged to infringe intellectual property rights of third parties;
●	We have in-licensed certain patent rights and co-own certain patent rights with third parties;
●	We may not realize the expected benefits from the entry into new or amended contracts, cost-savings and business improvement initiatives;
●	Climate change and increased risk of major natural disasters may adversely affect our business; and
●	Changes, enactment, and/or enforcement of biometric information privacy laws of different jurisdictions, including federal and state laws in the United States, could expose us to potential liability.

Risks Relating to the Healthcare Industry:

●	United States Healthcare Reform may adversely affect our business;
●	Government pressures and constraints on reimbursement may adversely affect our business;
●	Impact of government regulations over product development and regulatory approvals, as well as government pressures and constraints on reimbursement may adversely affect our business;
●	Failure to comply with laws and regulations governing the sales and marketing of our products or an adverse decision in lawsuits may result in adverse consequences to us;
●	We could be adversely affected if other government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products;
●	We are subject to extensive government regulatory compliance and ethics oversight;
●	Failure to comply with changing regulatory requirements could materially adversely affect our business; and
●	We are subject to extensive environmental, health and safety laws and regulations.

Risks Relating to Our Shares and American Depositary Shares:

●	If we discover material weaknesses or significant deficiencies in our internal control over financial reporting, it may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under U.S. federal securities laws, which also could affect the market price of our American Depositary Shares or our ability to remain listed on NASDAQ;
●	The Grifols Family may exercise significant influence over the conduct of our business;
●	The market price of our Class B ADSs on NASDAQ, as well as the market price of our Class A ADSs traded in over the counter markets, may be volatile;
●	Techniques employed by short sellers or other market disruptors may drive down the market price of our shares, negatively impact our business operations and/or generate non-meritorious litigation;
●	Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding our ADSs or shares;
●	Subscription (or preemptive) rights may be unavailable to U.S. holders of our shares or ADSs; and
●	ADS holders may be subject to limitations on the transfer of their ADSs.

Risks Relating to Our Structure

Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our debt obligations.

We have a significant amount of indebtedness. As of December 31, 2024, our current and non-current financial liabilities were €10,166.7 million, of which a substantial majority (€9,490.6 million) was long-term debt.

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

We expect to use cash flow from operations to pay our expenses and amounts due under our outstanding indebtedness. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which could be beyond our control. Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness or to fund other liquidity needs. If we do not have enough liquidity, we may be required to refinance all or part of our then existing debt, sell assets or incur more debt. We may not be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially and adversely affect our business, results of operations and financial condition.

Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. Our business is capital intensive, and we regularly seek additional capital. Although each of the indentures governing the 2019 Notes (as defined herein), the 2021 Notes (as defined herein), the April 2024 Notes (as defined herein), and December 2024 Notes (as defined herein), the First Lien Credit Facilities (as defined herein) and the European Investment Bank Term Loans (as defined herein) contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions, including secured debt, could be substantial. Incurring additional debt to current debt levels could exacerbate the leverage-related risks described above. For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit.”

To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors, some of which may be beyond our control.

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

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the First Lien Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity of such indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including the First Lien Credit Facilities, the 2019 Notes, the 2021 Notes, the April 2024 Notes, the December 2024 Notes and the European Investment Bank Term Loans, on commercially reasonable terms or at all. For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit.”

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

A breach of any of these covenants could result in a default under our debt agreements. Upon the occurrence of an event of default, the respective creditors could elect to declare all amounts outstanding under the debt agreements to be immediately due and payable and, in the case of the First Lien Credit Facilities, December 2024 Notes, April 2024 Notes, 2021 Notes, 2019 Notes, and the EIB Term Loans, terminate all commitments to extend further credit. If we were unable to repay those amounts, the respective creditors could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the First Lien Credit Facilities, the EIB Term Loans, the 2019 Notes, the April 2024 Notes and the December 2024 Notes. If the respective creditors under our existing indebtedness accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness.

Our ability to meet our financial obligations depends in part on our ability to receive dividends and other distributions from our subsidiaries.

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

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We purchase goods and services from, sell products to and otherwise engage in other transactions with related parties. These related party transactions create the possibility of conflicts of interest regarding to us and our management, including that:

●	our senior managers, executive officers and directors that hold positions of responsibility with related parties may be aware of certain business opportunities that are appropriate for presentation to us as well as to such other related parties and may present such business opportunities to such other parties;
●	our senior managers, executive officers and directors that hold positions of responsibility with related parties may have significant duties with, and spend significant time serving, other entities and may have conflicts of interest in allocating time;
●	such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours; and
●	the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our Audit Committee regularly reviews these transactions. Notwithstanding these reviews, it is possible that a conflict of interest could have an adverse effect on our business, financial condition and results of operations.

For more information on our related party transactions, see Item 7 of this Part I, “Major Shareholders and Related Party Transactions—B. Related Party Transactions” and Note 31 to our audited consolidated financial statements included in this annual report on Form 20-F.

We are a foreign private issuer under the rules and regulations of the Securities and Exchange Commission and, thus, are exempt from a number of rules under the Securities Exchange Act of 1934 and are permitted to file less information with the Securities and Exchange Commission than a company incorporated in the United States.

As a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules under Section 14 of the Exchange Act, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; we are not required to file financial statements prepared in accordance with United States’ generally accepted accounting principles; and we are not required to comply with SEC Regulation FD, which imposes certain restrictions on the selective disclosure of material non-public information. In addition, our officers, directors and principal shareholders are not subject to the reporting or short-swing profit recovery provisions of Section 16 of the Exchange Act or the rules under the Exchange Act with respect to their purchases and sales of our Class A shares or Class B shares. Accordingly, you may receive less information about us than you would receive about a company incorporated in the United States and may be afforded less protection under the U.S. federal securities laws than you would be afforded with respect to a company incorporated in the United States. If we lose our status as a foreign private issuer at some future time, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

Additionally, pursuant to The NASDAQ Stock Market LLC (“NASDAQ”) listing rules (the “NASDAQ Listing Rules”), as a foreign private issuer we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). See Item 16.G of Part II, “Corporate Governance.”

Military conflicts around the world, and the global response thereto, may adversely affect our business and results of operations.

The occurrence of unforeseen or catastrophic events, including geopolitical and other economic or political conditions or events such as the military conflict between Russia and Ukraine since 2022, the ongoing conflict in Gaza following the terrorist attacks that occurred in Israel in October 2023, and the ensuing conflict between Iran and Israel, which currently, depending on their scale, may cause different degrees of damage to the national and regional economies and could cause a disruption in our operations. For example, in response to the military conflict between Russia and Ukraine, the United States, United Kingdom, European Union and others have imposed significant new sanctions and export controls against Russia and certain Russian individuals and entities. This conflict has also resulted in significant volatility and disruptions to the global markets.

It is not possible to predict the long-term implications of these conflicts, which could include but are not limited to further sanctions, uncertainty about economic and political stability, increases in inflation rates and further increases in energy prices, supply chain challenges and adverse effects on currency exchange rates and financial markets. In addition, sanctions in response to these or any other future conflict have led or could lead to an increased threat of cyberattacks, which can pose risks to the security of our IT systems, our network and our service offerings, as well as the confidentiality, availability and integrity of our data. Up to the present date, the conflicts in Ukraine, Gaza and between Iran and Israel have not directly affected our business operations, but we cannot be certain that such conflicts will not affect existing and potential customers and have an adverse impact on our operations in the future.

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

We are a multinational business that operates in numerous tax jurisdictions.

We are subject to evolving and complex tax laws in the jurisdictions in which we operate, and routinely obtain advice on tax-related matters. Significant judgment is required in determining our tax liabilities, and our tax returns are periodically examined by various tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our accrual for tax contingencies; however, due to the complexity of tax matters, the ultimate resolution of any tax matters may result in payments greater or less than the amounts accrued. In addition, we may be affected by changes in tax laws, including tax rate changes, new tax laws, and revised tax law interpretations in domestic and foreign jurisdictions and between jurisdictions, including by the E.U., which could materially adversely affect our tax expense and/or tax balances, and changes in tax policies could materially adversely impact our business. Furthermore, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including potential disputes relating to the prices our subsidiaries charge one another for intercompany transactions, known as transfer pricing. Additionally, existing or future executive orders or other changes in laws regarding tariffs, including by the U.S. executive administration and Congress, the European Union and/or China could adversely affect our business, financial position and results of operations. The impact of any changes in laws regarding tariffs on our business, if any, will depend on the specific restrictions imposed on trade, including the effective date and duration of such tariffs, jurisdictions covered in such tariffs, amounts of such tariffs, and potential retaliatory tariffs imposed by other jurisdictions. The occurrence of any of these risks could have a material adverse effect on our business, financial position and results of operations.

In particular, the Organization for Economic Co-operation and Development (“OECD”) introduced a new inclusive framework on Base Erosion and Profit Shifting (BEPS 2.0) that contains a two-pillar solution to address the tax challenges arising from the digitalization of the economy. These changes are now being progressively implemented by tax authorities around the world and represent a fundamental change to the international tax framework. Pillar One provides for a new nexus standard/taxing right that allocates a portion of intangible/residual profits directly to market jurisdictions but only for the largest and most profitable companies. Pillar Two provides for a global minimum level of taxation (15%) that establishes a floor for tax competition amongst jurisdictions. Since the introduction of the OECD Inclusive Framework, over 130 countries have endorsed the framework and E.U. member states formally adopted the E.U.’s Pillar Two Directive. However, the U.S. may challenge the application of the global minimum tax and may impose retaliatory taxes or take other retaliatory actions against companies from jurisdictions (including in the E.U.) that apply or will apply the global minimum tax.

As of the date of this annual report, certain E.U. member states have begun to transpose the directive into law, but enforcement dates vary. While we do not anticipate that Pillar Two will have a material impact on our tax provision or effective tax rate, it is possible that Pillar Two may result in top-up taxes in some jurisdictions in which we operate and we continue to monitor evolving tax legislation. Depending on the final rules, we may face requirements for increased tax and accounting disclosures. For more information, sees Note 4(q) and 28 to the audited consolidated financial statements included in this annual report.

The unforeseen results of potential trade disputes and reciprocal tariffs around the world, including the United States, the European Union and/or China may cause an impact on our business.

Our operations expose us to the risk that increased trade protectionism from the United States, the European Union China or other nations adversely affect our business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and, indirectly, demand for our products. Trade protectionism in the markets we serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for imported products, including our plasma-derived therapies. Due to the interconnected nature of the global supply chain for many products, these policies could impact imports and exports from countries not directly imposing or subject to tariffs.

Tensions over trade and other matters remain high between the U.S. and other countries, including the members of the E.U. and China. The new U.S. administration, led by President Trump, instituted widespread tariffs on a wide variety of goods, including from the European Union and China, which led, and could continue to lead, to retaliatory tariffs from other countries including China and the E.U. The new administration’s use tariffs extensively as a policy tool has created significant uncertainty about the future relationship between the United States and China, the European Union, Canada, Mexico and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China and countries in the European Union, which could adversely affect our business, results of operations, and financial condition. Any new or increased trade barriers or restrictions on trade, including as a result of tariffs imposed by the United States or other countries, could have an adverse impact on our business, operating results and financial condition.

Restrictions on the ability of Mexican nationals to cross into the United States to donate plasma could disrupt our supply of plasma and materially and adversely affect our financial results.

We are heavily dependent on maintaining continued and uninterrupted access to U.S. source plasma (obtained through plasmapheresis), the principal raw material for our plasma derivative products. Our plasma collection process is dependent on donors arriving in our network of plasma collection centers throughout the country and agreeing to donate plasma.

A significant portion of the plasma we collect in the United States comes from donors who cross the U.S.-Mexico border to donate at plasma collection centers located in border states, such as California, Texas and Arizona. Any restrictions or policy changes or any other issues that limit or prevent Mexican nationals holders of valid United States visas from entering the United States for this purpose could materially impact our ability to collect sufficient plasma to meet production needs. Over the years, U.S. authorities have imposed or proposed various measures that could restrict cross-border travel, including changes to visa policies, travel bans, or increased enforcement actions at border checkpoints. If any new or existing restrictions were to be implemented or tightened, they could significantly reduce the available donor pool and disrupt our plasma collection operations. A decrease in plasma supply could lead to higher costs of collection, increased reliance on alternative sources, or potential supply shortages, all of which could adversely impact our revenues and profitability. For example, during the COVID-19 pandemic the United States closed the U.S.-Mexico border, which prevented individuals from crossing into the United States and donating plasma in our plasma collection centers, significantly reducing the number of plasma donations. Border closures and travel bans or restrictions could limit the ability of donors to reach our plasma collection centers and reduce our plasma supply.

If we are unable to obtain sufficient quantities of source plasma, we may be unable to find an alternative cost-effective source of plasma and we would be limited in our ability to maintain current manufacturing levels of plasma derivative products. Furthermore, any reduction in supply could affect our ability to meet patient demand and contractual obligations, potentially leading to reputational harm or regulatory scrutiny. As a result, we could experience a substantial decrease in net revenue or profit margins, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production growth plans. Any significant disruption to our plasma supply chain could have a material adverse effect on our business, financial condition, and results of operations.

Changes in immigration laws in the countries in which we operate, including Canada and the United States, could affect our ability to send employees with specified expertise in manufacturing and IT into foreign regions for purposes of building or upgrading certain infrastructure.

We are highly dependent upon skilled personnel in key parts of our organization, and we invest heavily in recruiting, training and retaining qualified individuals. The success of our business is dependent on our ability to attract and retain talented and experienced professionals, and the ability to mobilize them around the world to meet our growth needs, including the construction of new facilities and upgrades of existing infrastructure throughout the world.

Laws, regulations and customs, including legislation and customary practice in the United States and Canada, our main markets, may restrict our ability to attract, motivate and retain the required level of qualified personnel. Some countries and non-governmental organizations have recently expressed concerns about a perceived connection between offshore outsourcing and the loss of domestic jobs. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our manufacturing and technology professionals. Immigration laws in the countries we operate in are subject to legislative changes, as well as to variations in the standards of application and enforcement due to political forces and economic conditions. Changes in immigration laws to restrict outsourcing of services internationally by domestic corporations, limit the availability of certain work visas or increase visa fees in the key markets in which we operate may impact our ability to staff projects in a timely manner and negatively affect our profitability.

In addition to calls for changes to U.S. immigration laws regarding the admission of highly skilled temporary and permanent workers, legislation restricting outsourcing may be enacted at the federal and/or state level in the United States. Since a large part of our business centers around the United States, changes to U.S. immigration laws could make it more difficult to obtain the required nonimmigrant work authorizations for our employees that allow us to compete for and provide timely and cost-effective services to our clients in the United States, which in turn could adversely affect our revenues and operating profitability. Furthermore, our international expansion and our business in general may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes or projects involving personnel who are not citizens of the country where their work is to be performed. If we are not able to add and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected, and our business and growth prospects will be harmed.

Risks Relating to the Company and Our Business

Our manufacturing processes are complex and involve biological intermediates that may be susceptible to contamination and variations in yield. Plasma and plasma derivative products are fragile, and improper handling of the plasma or plasma derivative products could adversely affect our operations.

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

The manufacture of our plasma products is an extremely complex process of fractionation (separating the plasma into component proteins), purification, filling and finishing. Our products can become non-releasable or otherwise fail to meet our specifications through a failure of one or more of our product testing, manufacturing, process controls and quality assurance processes. We may detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with Current Good Marketing Practice (“cGMP”) regulations enforced by the U.S. Food and Drug Administration (“FDA”) and analogous regulatory authorities of other countries, or other similar regulations, which would likely result in our determination that the impacted products should not be released and therefore should be destroyed.

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

Our manufacture of intermediate immunoassay antigens and antibodies to screen human donated blood and blood products is also a complex biologic process, subject to substantial production risks. These processes typically involve an upstream or fermentation process and a downstream or purification process. Since in the upstream process we deal with living cells, we may face a contamination by undesired cells which would eventually translate in a low yield. Yields in general can also be greatly affected by the different nutrients compositions added to the reactors in this fermentation step. Likewise, during the purification step, we can face low yields due to poor resins composition, equipment failure or procedural mistakes.

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

●	The use of albumin sometimes produces the following adverse events: hypervolemia, circulatory overload, pulmonary edema, hyperhydration and allergic manifestations including urticaria, chills, fever and changes in respiration, pulse and blood pressure.
●	The use of blood clotting Factor IX sometimes produces the following adverse events: the induction of neutralizing antibodies; thromboembolism, including myocardial infarction; disseminated intravascular coagulation; venous thrombosis and pulmonary embolism; and, in the case of treatment for immune tolerance induction, nephrotic syndrome.
●	The use of the antihemophilic blood clotting Factor VIII sometimes produces the following adverse events: the induction of neutralizing antibodies, thromboembolic events and hemolytic anemia or hemolysis.
●	The use of immunoglobulins sometimes produces the following adverse events: nausea, vomiting, asthenia, pyrexia, rigors, injection site reaction, allergic or anaphylactic reaction, aseptic meningitis, arthralgia, back pain, dizziness, headache, rash, pruritus, urticaria, hemolysis or hemolytic anemia, hyperproteinemia, increased serum viscosity and hyponatremia, thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, transfusion-related acute lung injury and renal dysfunction and acute renal failure.
●	The use of anti-hepatitis B immunoglobulin sometimes produces the following adverse events: thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, aseptic meningitis, hemolytic anemia or hemolysis and acute renal failure.
●	The use of Koate®-DVI, which we license exclusively in the United States to Kedrion S.p.A, a corporation organized under the laws of Italy, sometimes produces the following adverse events: allergic reactions, tingling in the arm, ear and face, blurred vision, headache, nausea, stomach ache and a jittery feeling.
●	The use of Prolastin®, Prolastin®-C, alpha-1 proteinase inhibitor, or A1PI, sometimes produces the following adverse events: dyspnea, tachycardia, rash, chest pain, chills, influenza-like symptoms, hypersensitivity, hypotension and hypertension.

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

Our adherence to cGMP regulations and the effectiveness of our quality systems are periodically assessed through inspections of our facilities by the FDA, and analogous regulatory authorities of other countries. If deficiencies are noted during an inspection, we must take action to correct those deficiencies and to demonstrate to the regulatory authorities that our corrections have been effective. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall product or suspend operations until appropriate measures can be implemented. We are also required to report certain deviations from procedures to the FDA and analogous regulatory authorities of other countries, and even if we determine that the deviations were not material, such regulatory authorities could require us to take similar measures. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur costs without improving our profitability or the safety of our products. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time consuming and could delay or prevent the manufacturing of a product or launch of a new product.

Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior review and approval or revalidation by the FDA or other regulatory authorities of the manufacturing processes and procedures in accordance with cGMP regulations.

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

A significant disruption in our supply of plasma, including as a result of macroeconomic conditions, pandemics or changes in immigration policies and enforcement could have a material adverse effect on our business and our growth plans.

The majority of our revenue depends on our access to U.S. source plasma (obtained through plasmapheresis), the principal raw material for our plasma derivative products. Our ability to increase revenue depends substantially on increased access to plasma. If we are unable to obtain sufficient quantities of source plasma, we may be unable to find an alternative cost-effective source of plasma and we would be limited in our ability to maintain current manufacturing levels of plasma derivative products. As a result, we could experience a substantial decrease in net revenue or profit margins, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production growth plans.

Our current business plan envisages an increase in the production of plasma derivative products, which depends on our ability to maintain and/or increase plasma collections or improve product yield. The ability to maintain and/or increase plasma collections may be limited, our supply of plasma could be disrupted or the cost of plasma could increase substantially, as a result of numerous factors, including:

●	A reduction in the donor pool.
●	Regulators in most of the largest markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the outbreak in the early 1990s of the variant Creutzfeldt-Jakob, or mad cow disease, resulted in a suspension by the United States of the use of plasma collected from certain persons based on travel, residence or transfusion in the United Kingdom and concern over the safety of blood products, which led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool, significantly reducing the potential donor pool. This suspension was only lifted in 2022. The appearance of new viral strains could further reduce the potential donor pool. In past years, the COVID-19 pandemic also adversely impacted our plasma collection volumes because of, among other things, mobility restrictions.
●	Changes in macroeconomic conditions could impact the number of donors. For example, in past years in the United States, the implementation of government stimulus programs issued to households during the COVID-19 pandemic had the two-pronged effect of both reducing the financial incentive for individuals to donate plasma and hindering our ability to maintain proper levels of workforce in plasma collection centers. Other macroeconomic factors such as a significant decrease in both inflation and interest rates in the United States in the future could result in increased access to cheaper debt to individuals, reducing the financial incentive for them to donate plasma;
●	Changes in certain immigration policies and enforcement could impair some of our supply of plasma. See “—Restrictions on the ability of valid United States visa holders from Mexico to cross into the United States to donate plasma could disrupt our supply of plasma and adversely affect our financial performance.”
●	Regulatory requirements. See “—Disruption of the operations of our plasma collection centers would cause us to become supply constrained and our financial performance would suffer.”
●	Plasma supply sources. In recent years, there has been vertical integration in the industry as plasma derivatives manufacturers have been acquiring plasma collection centers. Any significant disruption in the supply of plasma or an increased demand for plasma may require us to obtain plasma from alternative sources, which may not be available on a timely basis.

Disruption of the operations of our plasma collection centers would cause us to become supply-constrained and our financial performance would suffer.

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be licensed and approved by the regulatory authorities, such as the FDA and the EMA, of those countries in which we sell our products. When a new plasma collection center is opened, it must be inspected on an ongoing basis after its approval by the FDA, the EMA and other applicable regulatory authorities for compliance with cGMP and other regulatory requirements, and these regulatory requirements are subject to change. While we believe that our centers timely comply with evolving requirements, the compliance efforts necessary for evolving requirements may increase our costs. An unsatisfactory inspection could prevent a new center from being approved for operation or risk the suspension or revocation of an existing approval.

In order for a plasma collection center to maintain its governmental approval to operate, its operations must continue to conform to cGMP and other regulatory requirements. In the event that we determine a plasma collection center did not comply with cGMP and other regulatory requirements in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, we could experience significant inventory impairment provisions and write-offs.

We plan to continue to obtain our supplies of plasma for use in our manufacturing processes through collections at our plasma collection centers and through selective acquisitions or remodeling and relocations of existing centers. This strategy is dependent upon our ability to successfully integrate new centers, to obtain FDA and other necessary approvals for any centers not yet approved by the FDA or other regulatory authorities, to maintain a cGMP compliant environment in all centers and to attract donors to our centers.

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

We have historically derived a significant portion of our net revenue from our immunoglobulin products, including our immunoglobulin products. In 2024 and 2023, our intravenous immunoglobulin (“IVIG”) products accounted for approximately 50.8% and 48.5% of our net revenue, respectively. If any of these IVIG products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue. Similarly, if either Flebogamma®, Gamunex®-C/Gamunex®, Xembify® or Prolastin® were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected. Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

We face significant competition.

We face significant competition. Each of Takeda, CSL Behring, Kedrion Biopharma, Octapharma Plasma and Bio Products Laboratory Ltd. now has a 10% liquid IVIG product in the United States. Both Octapharma and Bio Products Laboratory also have 5% liquid IVIG products. GC Biopharma introduced its 10% IVIG product, AlygloTM, to the U.S. market in 2024 and Argenx obtained FDA approval in 2024 for VYVGART Hytrulo (subcutaneous), an IVIG product that would treat patients with chronic inflammatory demyelinating polyneuropathy (“CIDP”). Such products are direct competitors to some of our main products, Flebogamma®, Gamunex®-C/Gamunex® or Xembify®. As competition has increased, some of our competitors have discounted the price of immunoglobulin products as many customers have become increasingly price sensitive. If customers demand lower priced products, we may lose sales or be forced to lower our prices.

In the therapeutic area of pulmonology, specifically alpha-1-antitrypsin augmentation therapy (“AAT”), we face competition from other companies such as Vertex, Kamada, Mereo Biopharma, AATec Medical and Korro Bio researching and developing novel inhaled and recombinant AAT therapies and the potential of gene therapies focusing on alpha-1. In addition, we expect increased competition will come from Sanofi due to such company’s recently announced expected acquisition from Inhibrx of all the assets and liabilities associated with INBRX-101, an optimized, recombinant AAT augmentation therapy. In the area of alpha1-proteinase inhibitor deficiency, CSL’s Respreeza® product is competing with our Prolastin product. Our current and future competitors may increase their sales, lower their prices, change their distribution model or improve their products, causing harm to our product sales and market share. Also, if the attrition rate of our A1PI patient base accelerates faster than we have forecasted, we would have fewer patients and lower sales volume.

Our competitors may also develop other new treatments, such as small molecules, recombinant products, inhaled products, gene therapies, or other novel therapies for indications for which our products are currently used. Recombinant Factor VIII and Factor IX products, which are currently available and widely used in the United States and Europe, compete with our plasma-derived product in the treatment of hemophilia A and B and are perceived by many to have lower risks of disease transmission. Additional recombinant products and new small molecules, some with extended half-lives, compete with and reduce the demand for our products. Genetech’s Hemlibra, a non-plasma product to control bleeding in patients with hemophilia A, is another competitor in the hemophilia market. The use of Hemlibra is a significant competitive risk for the use of plasma derived and recombinant Factor VIII. Additionally, numerous novel gene therapies have been approved and more are under development for the treatment of hemophilia which may further compete with our existing plasma derived therapies.

Furthermore, while we are investigating additional indications for the use of albumin, these new possibilities are countered by the fact that there are alternatives from competitors for albumin use in the main application we apply it, as a plasma volume expander.

We are only one of a number of companies that produce an alpha-1 anti-trypsin for the treatment of patients with hereditary emphysema and our competitors continually develop new products including inhaled, gene therapy, recombinant or other new various methods of administration for this therapy. Additionally, new treatments such as gene therapy, inhaled and recombinant products are in development by other companies and, regardless of the uncertainties surrounding the potential safety and efficacy of such new treatments, they increase our level of competition.

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

We do not currently sell therapeutic recombinant products. We have additional versions of A1PI in our pipeline, but we cannot be certain that any of these products will be approved or sold in the future. Additionally, we are developing other potential innovations in the area of immune globulins. However, we cannot be certain that we will succeed in developing these products for licensed commercial use. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant products.

We face competition from companies with greater financial resources.

We operate in highly competitive markets. Our principal competitors include Takeda, CSL Behring, Argenx and Octapharma. Some of our competitors have significantly greater financial resources than us. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. The development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net revenue or a decrease in our profit margins.

Technological changes in the production of our products may require substantial investments in innovation, digital transformation and new technologies, which could render our production process uneconomical and diminish our competitiveness in the industries in which we operate.

The production of our plasma derivative, diagnostic and bio supplies products is characterized by factors such as rapid technological change, medical advances, changing consumer requirements, short device lifecycles, changing regulatory requirements and evolving industry standards. Technological advances have accelerated changes in recent years and future technological developments and medical advances could render our production processes uneconomical. Our success may depend on our ability to enhance our current technology, including through the use of artificial intelligence tools, and develop or acquire new technologies to keep pace with technological developments and evolving industry standards, while responding to changes in customer needs. Such innovation efforts may require us to invest substantial amounts of capital to upgrade our facilities and develop our products at competitive prices.

Additional investments in new technologies, processes, and business models expose us to certain risks and challenges, such as inconsistencies with the company’s strategy, talent resources and geographical constraints, financial resource limitations, and adaptation to external factors out of our control. These risks and challenges have the potential to undermine achieving the full benefits of digital transformation and diminish the company’s competitiveness within the industry in which we operate.

We utilize artificial intelligence, which could expose us to liability or adversely affect our business.

We have built and integrated, and may in the future build and integrate utilize, artificial intelligence (“AI”) tools in connection with our business, products and services, including AI designed to reduce energy consumption in cooling plants and to enhance the production performance of IVIG. However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable, which could impair the acceptance of AI solutions, including those incorporated into our products and services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Further, there can be no assurance that our use of AI will be successful in increasing our operational efficiencies or otherwise result in our intended outcomes.

The use of certain artificial intelligence technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Additionally, we expect to see increasing government and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the European Union’s Artificial Intelligence Act enacted in 2024 (the “AI Act”) — the world’s first comprehensive AI law — imposes significant obligations on providers and deployers of high-risk artificial intelligence systems and encourages providers and deployers of artificial intelligence systems to account for ethical principles in their development and use of these systems. If we develop or use AI systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. The rapid evolution of artificial intelligence will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that artificial intelligence is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate artificial intelligence tools into their own offerings, and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

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

Product liability claims or product recalls and/or voluntary withdrawals involving our products or products we distribute could have a material adverse effect on our business.

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

A product liability claim or a product recall and/or a voluntary withdrawal of products could result in substantial financial losses, negative reputational repercussions and an inability to retain customers. Although we have a program of insurance policies designed to protect us and our subsidiaries from product liability claims, and we self-insure a portion of this risk, claims made against our insurance policies could exceed our limits of coverage. We intend to expand our insurance coverage as our sales grow. However, as product liability insurance is expensive and can be difficult to obtain, a product liability claim could decrease our access to product liability insurance on acceptable terms. In turn, we may not be able to maintain insurance coverage at a reasonable cost and may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Although we have not experienced a material liability claim, we cannot assure you that we will not experience one in the future.

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

Ineffective IT governance poses significant risks in today’s data-driven world, including data breaches, regulatory non-compliance, operational inefficiencies, financial losses and hindered innovation.

We are highly dependent on IT processes, which may make ineffective governance a material risk. Ineffective IT practices can result in potential data breaches, which can be impactful on us by way of breaching contractual requirements, violating certain applicable laws, and exposing us to financial and reputational damage. In addition, ineffective IT governance can result in us failing to comply with certain regulatory requirements in this area that can lead to legal penalties and loss of trust among stakeholders. Lastly, we can be exposed to certain operational inefficiencies by not having strong IT governance practices leading to increased costs and reduced productivity, disruptions in business processes and the need for remediation efforts. See Item 16K of Part II, “Cybersecurity,” for additional details.

Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive and scientific teams. The loss of the services of any of these persons might impede the achievement of our research, development, operational and commercialization objectives. In particular, we believe the loss of any member of our senior management team could significantly and negatively impact our business. For details regarding the members of senior management, see Item 6 of this Part I, “Directors, Senior Management and Employees—A. Directors and Senior Management—Senior Management.” We do not maintain “key person” insurance on any of our senior management.

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

We also plan to continue to spend substantial sums on research and development, to obtain the approval of the FDA, and other regulatory authorities, for new indications for existing products, to develop new product delivery mechanisms for existing products and to develop innovative product additions. We face a number of obstacles to successfully converting these efforts into profitable products, including, but not limited to, the successful development of an experimental product for use in clinical trials, the design of clinical study protocols acceptable to the FDA and other regulatory authorities, the successful outcome of clinical trials, our ability to scale our manufacturing processes to produce commercial quantities or successfully transition technology, the approval of the FDA and other regulatory authorities of our products and our ability to successfully market an approved product or new indication.

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

We currently conduct sales in over 100 countries. The successful operation of such geographically dispersed resources requires considerable management and financial resources. In particular, we must bridge our business culture to the business culture of each country in which we operate. In addition, international operations and the provision of services in foreign markets are subject to additional risks, such as changing market conditions, currency exchange rate fluctuations, trade wars and barriers, including the imposition of tariffs by the United States or other countries, including China and/or countries in the E.U., on imported goods, exchange controls, regulatory changes, changes to tax regimes (including proposed changes to U.S. tax laws by the Trump administration and the U.S. Congress), foreign investment limitations, civil disturbances, war and emerging pandemics, as well as changes in global immigration policies that can hinder our ability to obtain visas to work in various countries. Furthermore, if an area in which we have significant operations or an area into which we are looking to expand suffers an economic recession or currency devaluation, our net revenues and accounts receivable collections in that region will likely decline substantially or we may not be able to successfully expand or operate in that region.

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

We use issuances of debt and bank borrowings as a source of funding. At December 31, 2024, we had $3.2 billion and €6.0 billion of our senior interest-bearing debt. Of such amounts, 29.0% bore interest at variable rates, at a spread over the Secured Overnight Funding Rate (“SOFR”), for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate (“EURIBOR”), for our euro denominated debt. Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations. See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro. In 2024, €4.8 billion, or 66.6%, of our net revenue of €7.2 billion was denominated in U.S. dollars. We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos. Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses that could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness. At December 31, 2024, we had approximately $3.2 billion of U.S. dollar denominated senior debt. See Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Currency Risk.”

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

Any new equipment or change in supplied materials may require revalidation by us or review and approval by the FDA or other regulatory authorities, including the EMA, which may be time-consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the collection of plasma and manufacture of products may require us to delay shipments of products, harm customer relationships and force us to curtail operations.

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

We regularly enter into distribution, supply and fulfillment contracts with group purchasing organizations (“GPOs”), home care companies, alternate infusion sites, hospital groups, distributors and others. We are highly dependent on these agreements for the successful sale, distribution and delivery of our products. For example, in the United States, we rely principally on GPOs and on our distributors to sell our immunoglobulin products. If such parties breach, terminate or otherwise fail to perform under these contracts, our ability to effectively distribute our products could be impaired and our business may be materially and adversely affected. In addition, through circumstances beyond our control, such as general economic decline, market saturation or increased competition, we may be unable to successfully renegotiate our contracts or secure terms which are as favorable to us. Furthermore, we rely in certain countries on distributors for sales of our products. Disagreements or difficulties with our distributors supporting our export business could result in a loss of sales.

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

Before obtaining regulatory approval for the sale of our product candidates or for the marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including, without limitation, the following:

●	regulators or institutional review boards (“IRBs”) may not authorize us to commence a clinical trial or conduct a clinical trial within a country or at a prospective trial site;
●	the regulatory requirements for product approvals may not be explicit, may evolve over time and may diverge by jurisdiction;
●	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or we may be required by regulators, to conduct additional preclinical testing or clinical trials or to abandon projects that we had expected to be promising;
●	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate or participants may withdraw from our clinical trials at higher rates than we anticipate, any of which would result in significant delays;
●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;
●	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;
●	regulators or IRBs may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory authorities and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;
●	the cost of our clinical trials may be greater than we anticipate;
●	the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate, as we currently do not have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;
●	an audit of preclinical or clinical studies by the FDA or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results and the need to perform additional studies;
●	the effects of our product candidates may not achieve the desired clinical benefits or may cause undesirable side effects, or the product candidates may have other unexpected characteristics; and
●	our clinical trials, or the ability of regulatory authorities to review the results of our clinical trials, may be delayed as a result of future pandemics with a similar impact to the COVID-19 pandemic.

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

Even if preclinical trials are successful, we still may be unable to commercialize a product due to difficulties in obtaining regulatory approval for its engineering process or problems in scaling that process to commercial production. Additionally, if produced, a product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including the following:

●	the prevalence and severity of any side effect;
●	the efficacy and potential advantages over alternative treatments;
●	the ability to offer our product candidates for sale at competitive prices;
●	relative convenience and ease of administration;
●	the willingness of physicians to prescribe new therapies and of the target patient population to try such therapies;
●	the strength of marketing and distribution support; and
●	sufficient third-party coverage or reimbursement.

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

Our operations are highly dependent on our information technology systems, including internet-based systems, which may be vulnerable to breakdown, cybersecurity incidents, wrongful intrusions, data breaches, malware, ransomware, and malicious attack. In addition, information security risks have generally increased in recent years, increasing our systems’ potential vulnerability, such as to data security breaches or cyber-attack, whether by employees or others, which may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, customers, plasma donors and others. Data security breaches may also adversely impact the conduct of scientific research and clinical trials, including the submission of research results to support marketing authorizations.

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

Federal, state and foreign governments continue to adopt new, or modify existing laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. This includes, for example, the E.U.’s regulation, the General Data Protection Regulation (“GDPR”) and the new California Consumer Protection Act (“CCPA”), effective on January 1, 2020. In our efforts to meet the GDPR, CCPA, U.S. Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations (“HIPAA”) and other data privacy regulations, we have made and continue to make certain operational changes to our business practices. Other governmental authorities throughout the United States and around the world are considering similar types of legislative and regulatory proposals concerning data protection. These privacy, security and data protection laws and regulations could impose increased business operational costs, require changes to our business, require notification to customers or workers of a security breach, or restrict our use or storage of personal information.

For example, health information laws and regulations, such as regulations under HIPAA and potential revisions thereto, include requirements to implement various recordkeeping, operational, notice and other practices intended to safeguard that information, limit its use to allowed purposes and notify affected individuals in the event of privacy and security breaches, establish standards regarding electronic health data transmissions and set rules for specific electronic transactions, such as transactions involving claims submissions to third party payers. Failure to comply with HIPAA and similar state laws could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Additionally, a U.S. federal privacy bill introduced to the U.S. House of Representatives on July 20, 2022 (and reported by the applicable committee on December 30, 2022), would establish new requirements for how companies handle personal data, including information that identifies or is reasonably linked to an individual, such as our consumers. If this bill becomes law, we may be required to implement certain security practices to protect and secure personal data against unauthorized access, and we may be subject to further requirements for complying with this requirement if any applicable agency issues related regulations.

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

The European Parliament and the Council of the European Union adopted the GDPR, which increased privacy rights for individuals in Europe, extended the scope of responsibilities for data controllers and data processors and imposed increased requirements and potential penalties on companies offering goods or services to individuals who are located in Europe or monitoring the behavior of such individuals (including by companies based outside of Europe). Noncompliance can result in penalties of up to the greater of €20.0 million, or 4.0% of global company revenues.

Our efforts to implement programs and controls that comply with the GDPR, CCPA, HIPAA and other data protection requirements are likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

Cyber-attacks or other privacy and data security incidents (for example involving the personal information of our plasma or blood donors) and could disrupt our business and expose us to significant losses, liability and reputational damage.

We and our third-party service providers routinely process, store and transmit large amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third parties, including our plasma or blood donors. We may be subject to breaches of the information technology security systems we use both internally and externally with third-party service providers.

Cyber-attacks may penetrate our and our third-party service providers’ security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information (e.g. information regarding our plasma or blood donors), including such information which is stored or transmitted on the systems used by certain of our or their products, to create system disruptions, cause shutdowns (including disruptions to our production plants), or deploy viruses, worms, ransomware, denial-of-service attacks and other malicious software programs that attack our systems. We and our third-party service providers handle the personal information of our patients and beneficiaries, patient personal data, throughout the United States and other parts of the world. We or our business associates may experience data breaches in violation of the requirements of HIPAA, GDPR and or other similar laws, for example:

●	data breaches involving the impermissible use, access, or disclosure of patient identifying information or unsecured personal data;
●	a data breach where we or our business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or
●	a data breach that results in impermissible use, access or disclosure of personal identifying information of our employees, beneficiaries, and/or plasma or blood donors.

When appropriate, we have filed complaints against the unknown attackers with the relevant authorities and we contacted the patients who were affected by the illegal data publication as well as other relevant regulatory authorities and stakeholders. While there has not been any material impact to our financial condition and results of operations as a result of these data breaches and attacks, future cyber-attacks against our IT systems may result in a loss of financial data or interruptions of our operations that could have a material adverse impact on our business, financial condition and results of operations in the future. The Ukraine War has increased the risk of cyber-attacks against our systems and data.

As we increase the amount of sensitive personal information or financial data that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases (particularly as medical or pharmaceutical records are a high-value target), including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. There are no assurances that our security technologies, processes and procedures that we or our outside service providers have implemented to protect sensitive personal information and proprietary or confidential information and to build security into the design of our products will be effective.

Any failure to keep our information technology systems, financial data and our patients’ and customers’ sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could materially adversely affect our reputation and ability to continue normal operations, expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations. For information regarding our cybersecurity risk management and governance, see Item 16K of Part II of this annual report, “Cybersecurity.”

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

We recently acquired plasma collection centers from ImmunoTek GH, LLC (in 2024 and 2025), through the acquisitions of Haema Plasma Kft. (in 2024), Canadian Plasma Resources Corporation (in 2023), Biotest AG (in 2022), from BPL Plasma Inc. and Kedplasma, LLC (in 2021), from South Korean firm GC Pharma (Group) (“GC Pharma”) (in 2020) and the Interstate Blood Bank Group (in 2019). There can be no assurance we will be successful with this plasma acquisition strategy or that we will realize all of the benefits we expect from such new centers. Moreover, we have implemented a cost savings plan in to reduce headcount, become more efficient in the plasma procurement process and close certain underperforming plasma centers, among other strategies. See Item 5 of this Part I “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.” Our cost savings and business improvement initiatives could result in unexpected charges and expenses that negatively impact our financial results and we could fail to achieve the desired efficiencies and estimated cost savings. In addition, if we are not able to effectively implement these initiatives, or if they fail to operate as intended, our financial results could be adversely affected. Additionally, these types of initiatives could yield unintended consequences such as distraction of management and employees, business disruption, an inability to attract or retain key personnel, which could negatively affect our business or financial condition and results of operations. If we are not able to effectively develop, implement and manage our cost savings or business improvement initiatives (including our acquisitions), we may experience operational difficulties and increased costs, which may adversely affect our results of operations.

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

Climate change has triggered the adoption of new regulatory requirements across the globe. For example, recent legislation in California has expanded requirements for companies to report greenhouse gas emissions, which may indirectly result in increased requirements to invest in technology to reduce energy use, water use and greenhouse gas emissions, beyond what we expect to invest in our existing plans. Item 4 of this Part I, “Information on the Company—B. Business Overview—Climate Change.” In addition, legislation could include carbon pricing, climate risk disclosure mandates, and changes in zoning or building codes to increase climate resilience. The combined impact of these transition risks could increase our direct operating costs and result in the same impact across our supply chain.

Changes, enactment, and/or enforcement of biometric information privacy laws of different jurisdictions, including federal and state laws in the United States, could expose us to potential liability.

Regulatory authorities and governments around the world have implemented and are considering further legislative and regulatory proposals regarding biometric information privacy. New laws and regulations governing biometric information privacy and data protection imposing more stringent requirements may be introduced in various jurisdictions, including the United States, the European Union and the United Kingdom. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs, including those associated with adapting our facilities, products or processes.

In the United States, there are various laws and regulations concerning biometric data privacy and data protection, and certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. U.S. federal and state regulators, including the Federal Trade Commission (the “FTC”), have engaged in enforcement actions focused on biometric information. For example, the Biometric Information Privacy Act in Illinois (the “BIPA”), the Capture or Use of Biometric Identifier Act in Texas (the “CUBI”) and the My Health My Data Act in Washington (the “MHMD”) restrict the collection and use of biometric identifiers and biometric information. Several class action lawsuits have been brought under BIPA’s private right of action, and BIPA has generally been broadly interpreted by the courts. We were named party in, and have since settled, a class action that alleged that we failed to comply with the BIPA’s requirements when collecting fingerprint data of plasma donors. See Item 8 of this Part I, “A. Consolidated Statements and Other Financial Information—Legal Proceedings—Illinois Biometric Information Privacy Act Claim.”

Any future similar legal proceedings and any government enforcement actions we may become subject to under applicable privacy and data protection laws may cause us significant losses in addition to legal costs, which could adversely affect our business, results of operations and financial condition. In addition, any failure, or perceived failure, by us to comply with the above and other regulatory requirements or biometric information privacy and data protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or other parties. Such proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business or hinder our global expansion.

Risks Relating to the Healthcare Industry

United States Healthcare Reform may adversely affect our business.

The United States Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act, each enacted in March 2010, as amended (collectively, the “ACA”), increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage. While the ACA has materially expanded the number of individuals in the United States with health insurance, it has faced ongoing legal challenges, including federal litigation seeking to invalidate some of or all of the law or the manner in which it has been interpreted, and could have a significant impact on the United States healthcare industry.

There are also uncertainties due to federal legislative and administrative efforts to repeal, substantially change, replace or invalidate portions or all of the ACA. Any future legislation, guidance, rules or regulations and/or executive orders that materially alter the healthcare industry could have a significant impact on our operations. The uncertain status of the ACA affects our ability to plan, and its repeal without adequate replacement could have a material adverse effect on our United States operations.

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

In the United States, which is our main market, trends in recent years in the healthcare industry have caused significant changes including a shift towards managed or value-based care, collective purchasing agreements, consolidation in office-based healthcare providers, and other cost-saving, revenue and payment reduction measures with respect to, for example, several government healthcare programs that cover our products, including Medicaid, Medicare Parts B and D and the 340B Program. These trends could have a material adverse impact on our financial performance. Global emphasis on healthcare cost containment exerts significant pressures on the pricing of our products and on our ability to obtain and maintain reimbursement rates to cover our products, which may adversely affect our business.

In addition, the availability of federal funds to pay for our products under Medicaid and Medicare requires that we extend discounts under the 340B Program, and changes to this program could adversely affect our financial performance. The 340B Program extends discounts to a variety of eligible entities, including community health clinics and certain other entities that receive certain governmental healthcare grants, as well as hospitals that serve a disproportionate share of certain low income individuals, and certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers. The 340B Program price, or ceiling price, cannot exceed the average manufacturer price (“AMP”) (as reported to the U.S. Centers for Medicare & Medicaid Services (“CMS”) under the Medicaid drug rebate program) less the Medicaid unit rebate amount. We have entered into a pharmaceutical pricing agreement (“PPA”), with the government in which we have agreed to participate in the 340B Program by charging eligible entities no more than the ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration (“HRSA”) of the United States Department of Health and Human Services (“HHS”), the federal agency responsible for oversight of the 340B Program, which creates uncertainty, and certain aspects of the 340B Program, such as relating to manufacturers’ 340B pricing restrictions for prescriptions filled at contract pharmacy locations, continue to be challenged in federal courts, which adds to such uncertainty. We believe that we meet the requirements of the 340B Program, and are continuing to review and monitor these and other developments affecting the 340B Program.

Continuing efforts of certain regulatory and legislative bodies, as well as the United States Congress, are focused on pricing and reimbursement, and we expect that the healthcare industry will continue to be subject to increasing pricing and cost containment pressures in 2025 and beyond. These pricing and cost containment pressures may impact the reimbursement rates for our products and have an adverse effect on our business. For more details, see Item 4 of this Part I, “E. Regulatory Matters—Pharmaceutical Pricing and Reimbursement.”

Impact of government regulations over product development and regulatory approvals may adversely affect our business.

We develop and manufacture pharmaceutical products in a number of jurisdictions around the world. These activities subject us to several governmental regulations mandating specific governmental approvals that are necessary for us to develop our products in the various countries in which we operate. Obtaining market approval for our products is a lengthy, costly and complex regulatory process that requires intensive preclinical and clinical data, and the approval process can vary significantly depending on the regulatory authority of each jurisdiction. Relevant health authorities may, at the time of the filing of the application for a marketing authorization, or later during their review, impose requirements that can evolve over time, including requiring additional clinical trials, and such authorities may delay or refuse to grant approval. Also, the centrality to our business of government regulatory oversight by relevant health authorities exposes us to risks of administrative and enforcement changes or delays, including as may derive from health authorities’ staffing levels or resources. For example, the development and regulatory approval of new products may be delayed due to recent reductions to the FDA’s budget and staffing, which may lead to slower response times and longer review periods.

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

In the United States, our main market, there is an abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a Biologics License Applications (“BLA”). This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product.

The law provides that no biosimilar application may be accepted for FDA review until four years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability, which could increase costs of protecting our reference products. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product. The extent to which a biosimilar product, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In connection with the FDA’s authority to ensure the development of safe and effective biosimilars, in September 2022, the FDA Biosimilar User Fee Amendments of 2022 were signed into law. The FDA Biosimilar User Fee Amendments of 2022 reauthorize for an additional five years (through 2027) the Biosimilar User Fee Act of 2012, which allows the FDA to assess and collect fees for biosimilars. While the fee rates charged to biosimilar program sponsors are intended to expedite the process for reviews of biosimilar applications, it is unknown how such fees will be passed on in the future, which could also impact our financial results. We expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges, all of which could adversely affect our financial performance.

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

For example, the laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (“FDCA”), the Federal False Claims Act (“FCA”), the Public Health Service Act (“PHS Act”) or provisions of the U.S. Social Security Act known as the “Anti-Kickback Statute” and the “Civil Monetary Penalties Law,” or any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, the Department of Defense, other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws. For a description of fraud and abuse laws see Item 4 of this Part I, “Information on the Company—E. Regulatory Matters—Government Regulation—United States Government Regulation—Anti-fraud and Abuse Regulation.”

Failure to comply with fraud and abuse laws and regulations could also result in other significant civil and criminal penalties and costs, including the loss of licenses and the inability to participate in federal and state health care programs, and could have a material adverse effect on our business. In addition, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years. Since the ACA significantly strengthened provisions of the FCA, the anti-kickback provisions of Medicare and Medicaid and other healthcare antifraud provisions, there have also been a greater number of qui tam suits brought by “relator” whistleblowers, who may receive up to 30% of total government recoveries. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. Further, many of these laws are vague or indefinite and have not been interpreted by the courts, and have been subject to frequent modification and varied interpretation by prosecutorial and regulatory authorities, increasing the risk of noncompliance. Most states have adopted similar state false claims laws, and these state laws have their own penalties which may be in addition to FCA penalties, as well as other fraud and abuse laws. While we believe that we are substantially compliant with applicable fraud and abuse laws and regulations, and have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, could have a material adverse effect on our business.

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

Adverse consequences can also result from failure to comply with the requirements of the 340B Program under the PHS Act, which extends discounts to a variety of community health clinics and other entities that receive health services grants under the PHS Act (the “340B Program”). In early 2016, HRSA finalized a regulation regarding the 340B Program pricing methodology, providing. HRSA regulations prescribes when civil monetary penalties may be issued for “knowing and intentional” manufacturer overcharges of 340B Program covered entities, and provides that manufacturers who overcharge may be subject to significant monetary penalties. Such findings could also result in negative publicity that could harm the manufacturer’s reputation or cause business disruption, penalties, or CMP. Under the HRSA regulations, the CMP may be up to $5,000 for each instance of overcharging a covered entity. If we are ultimately required to change our sales or pricing practices with regard to the distribution of drugs under the 340B Program, or if we were required to pay penalties under the applicable regulations, there would be an adverse effect on our revenues and profitability.

In addition, companies in the United States, Canada and the European Union are generally restricted from promoting approved products for other indications that are not specifically approved by the competent regulatory authorities, nor can companies promote unapproved products. Improper promotion of unapproved drugs or devices or unapproved indications for a drug or device may subject us to warnings from, or enforcement action by, regulatory authorities, harm demand for our products, and subject us to civil and criminal sanctions. Further, sanctions under the FCA have been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs. Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

We are required to report detailed pricing information, net of included discounts, rebates and other concessions, to CMS for the purpose of calculating national reimbursement levels, certain federal prices and certain federal and state rebate obligations. We have established systems for collecting and reporting this data accurately to CMS and have instituted a compliance program designed to assure that the information collected is complete in all respects. If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions (including potential FCA liability) that could adversely affect our business.

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

In the United States, under the federal Physician Payment Sunshine Act or Open Payments Program (the “PPS Act”), we are required to report and disclose payments or other transfers of value made to certain healthcare providers, including physicians, certain advanced practice providers such as physician assistants and nurse practitioners, and teaching hospitals. CMS publishes information from these reports on a publicly available website, including amounts transferred and healthcare provider identities. Under the PPS Act we are required to collect and report detailed information regarding certain financial relationships we have with covered healthcare providers. The PPS Act preempts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws are also ambiguous. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers. While we believe we have substantially compliant programs and controls in place to comply with these reporting requirements, we cannot assure you that regulations will not require us to take additional compliance steps. Our compliance with these rules imposes additional costs on us.

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

In the United States, pricing concerns have led to heightened scrutiny and ongoing governmental efforts to increase transparency around healthcare and pharmaceutical drugs costs. For example, on November 12, 2020, CMS issued final rules imposing price transparency requirements on hospitals and group health plans, which went into effect in three stages from 2022 to 2024, and as of January 1, 2024 payers must disclose in-network provider negotiated rates (which include rates with device suppliers and manufacturers), historical out-of-network allowed amounts for all covered items and services, including all prescription drugs. States are also enacting a variety of transparency measures. The publication of our negotiated rates could impact our ability to independently negotiate sales contracts and rate agreements. In addition, uncertainty around ongoing price transparency proposals affects our ability to plan, as the proposals, if adopted, in whole or in part, could adversely affect our business.

An increasing number of states in the United States have also proposed or passed legislation that seeks to directly or indirectly regulate pharmaceutical drug pricing, such as by requiring drug manufacturers to provide advance notice of certain price increases, or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. State laws regulating pharmaceutical drug pricing may cause us to experience additional pricing pressures on our affected products, and could adversely affect our business.

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

To the extent that any material weakness or significant deficiency exists in our internal control over financial reporting, such material weakness or significant deficiency may adversely affect our ability to provide timely and reliable financial information necessary for the conduct of our business and satisfaction of our reporting obligations under U.S. federal securities laws, which could affect our ability to remain listed on NASDAQ. Ineffective internal and disclosure controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our American Depositary Shares, or ADSs, or the rating of our debt.

See Item 15 of Part 2 “Controls and Procedures” in connection with the material weaknesses due to insufficient complement of resources related to the accounting for complex transactions requiring significant judgment in the preparation of the consolidated financial statements.

The Grifols Family may exercise significant influence over the conduct of our business.

The founders of the Company and their relatives (the “Grifols Family”) and Scranton Enterprises B.V. own, directly and indirectly, approximately 36% of our Class A shares. The Class A shares exercise 100% of the voting control of our Company. As a result, the Grifols Family and Scranton Enterprises B.V. may exercise significant influence over matters requiring shareholders’ approval, including, among other things, the election of our board of directors, or the Board, dividend policy and certain fundamental corporate action, such as the issuance of bonds, a merger or a dissolution. Conflicts may arise between the interests of the principal shareholders and those of the other shareholders, and the principal shareholders may choose to resolve the conflict in a way that does not coincide with the interests of the other shareholders. See Item 7 of this Part I, “Major Shareholders and Related Party Transactions—Related Party Transactions.”

The market price of our Class B ADSs on NASDAQ, as well as the market price of our Class A ADSs traded in over the counter markets, may be volatile.

The market price of our Class B ADSs and Class A ADSs may be volatile as a result of various factors, many of which are beyond our control. These factors include, but are not limited to, the following:

●	market expectations for our financial performance;
●	actual or anticipated fluctuations in our results of operations and financial condition;
●	changes in the estimates of our results of operations by securities analysts;
●	techniques employed by short sellers or other market disruptors to drive down the market price of our shares;
●	the dissemination of false or maliciously distorted information with respect to our business operations, financials or corporate disclosures;
●	potential or actual sales of blocks of our Class B ADSs in the market by any shareholder or short selling of our Class B ADSs. Any such transaction could occur at any time or from time to time, with or without notice to us (see “—Techniques employed by short sellers may drive down the market price of our shares, negatively impact our business operations and/or generate non-meritorious litigation”);
●	the entrance of new competitors or new products in the markets in which we operate;
●	volatility in the market as a whole; and
●	the risk factors mentioned in this section.

The market price of our Class B ADSs may be adversely affected by any of the preceding or other factors regardless of operations and financial condition. Since December 31, 2022, our Class B ADSs have traded as high as $11.56 per ADS on October 1, 2024 and as low as $5.47 per ADS on March 13, 2024. At market close on April 10, 2025, our Class B ADSs were traded for $6.52.

Techniques employed by short sellers or other market disruptors may drive down the market price of our shares, negatively impact our business operations and/or generate non-meritorious litigation.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers seek to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement securities, as short sellers hope to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the securities to decline, certain short sellers publish, or arrange for the publication of, negative research reports and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, created downward pressure on the price of the relevant securities.

We have been the subject of negative publicity by a short seller. For more information, see “Item 5. Operating and Financial Review and Prospects―A. Operating Results―Factors Affecting Our Financial Condition and Results of Operations—Short Seller Reports.” It is not clear what long-term effect such negative publicity could have on us and/or whether we will continue to be subject to short seller attacks from time to time in the future. If we were to become the subject of any additional unfavorable allegations, even when such allegations are untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. For example, in response to such negative publicity, we invested significant resources and time, including undertaking both internal and external reviews. While we would prefer to strongly defend against any such short seller attacks, we may be constrained in the manner in which we can respond to any allegations due to applicable state or federal law, or issues of commercial confidentiality. In addition, such allegations have led, and may further lead, to heightened scrutiny and investigations conducted by the SEC or the CNMV. Any future response to negative publicity from short sellers or responses to information requests from regulators could be costly and time-consuming, and could divert management’s attention from our day-to-day operations.

Even groundless or outright false allegations against us could severely impact the market price of our Class A shares, Class B shares, ADSs and our business operations. Because of the nature of our business in collecting plasma and manufacturing and selling plasma-derived therapies, we depend significantly on our brand and on customer confidence in our services. As a result, such allegations may impact our revenues by damaging our reputation, confidence in our services and relationships with our existing customers and potential new customers.

In the event that any lawsuit is filed against us as a result of negative publicity by a short seller, we cannot predict the timing, outcome or consequences of such actions, and we cannot assure you that our defenses will be successful or whether we will be subject to any damages, or how much. Whether or not we prevail in case any such proceedings are created against us, we may incur significant expenses defending them, which may materially and adversely affect our financial condition and results of operations.

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

Our Class A shares and Class B shares are listed on the Spanish Stock Exchanges and quoted on SIBE in euros. In addition, our Class B shares are traded in the United States on the NASDAQ Global Select Market in the form of ADSs, evidenced by American Depositary Receipts, or ADRs, in U.S. dollars. In addition, a number of our Class A shares are traded over the counter in the form of ADSs. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our shares, which may result in heavy trading by investors seeking to exploit such differences. This may increase the volatility of, and have an adverse effect on, the price of our shares or ADSs.

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

Holders of our ADSs representing Class A shares or, even if preemptive rights are granted, holders of our ADSs representing Class B shares, or U.S. resident shareholders may not be able to exercise voting power or subscription (or preemptive) rights, as the case may be, in which case holders of our ADSs could be substantially diluted, unless a registration statement under the Securities Act, as amended, or the Securities Act, is effective with respect to such rights and the shares for which they give such right or an exemption from the registration requirements of the Securities Act is available.

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

Item 4.INFORMATION ON THE COMPANY

A.	History of and Development of the Company

Introduction

We were founded in 1940 in Barcelona, Spain by Dr. José Antonio Grifols i Roig, a specialist and pioneer in blood transfusions and clinical analysis and the grandfather of our current Honorary Chairperson (non-member) of the Board. We have been making and selling plasma derivative products for more than 70 years. Over the last 25 years, we have grown from a predominantly domestic Spanish company into a global company by expanding both organically and through acquisitions throughout Europe, the United States, Latin America, Africa and Asia.

We were incorporated in Spain as a limited liability company on June 22, 1987 under the name Grupo Grifols, S.A., and we changed our name to Grifols, S.A. in 2005. We conduct business under the commercial name “Grifols.” Our registered and principal executive office is located at Avinguda de la Generalitat, 152 Parque Empresarial Can Sant Joan, 08174 Sant Cugat del Vallès, Barcelona, Spain and our telephone number is +34 93 571 0500. Additional information about the Company is available on our website at www.grifols.com.

We are a vertically integrated global producer of plasma derivatives and we believe we rank among the three largest producers in the industry in terms of total sales globally. Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers. We have expanded our plasma collection network and our manufacturing capacity through a combination of organic growth and acquisitions. As of December 31, 2024 we had more than 400 operating plasma collection centers located across the United States, Germany, Austria, Hungary, Canada and Egypt (through our joint venture with Egypt’s National Services Projects Organization, or “NSPO”).

We also research, develop, manufacture and market in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories and hospital products.

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the SIBE under the ticker symbol “GRF.” Since January 2008, we have been part of the IBEX-35 Index, which comprises the top 35 listed Spanish companies by liquidity and market capitalization. Our Class A shares are also traded in the United States in over the counter markets in the form of ADSs, evidenced by ADRs. Each ADS traded over the counter represents two of our Class A shares. Our Class B shares were issued as part of the consideration for the acquisition of Talecris Plasma Resources, Inc. (“Talecris”), a company that has since been merged into our subsidiary Biomat USA, and are listed on the Spanish Stock Exchanges and quoted on the SIBE under the ticker symbol “GRF.P.” Our Class B shares are also traded in the United States on the NASDAQ Global Select Market in the form of ADSs, evidenced by ADRs, under the symbol “GRFS.” Each ADS traded on NASDAQ represents one of our Class B shares. Our ADSs are currently traded in U.S. dollars. In November 2011, our ADSs were added to the NASDAQ Biotechnology Index.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC.

Important Milestones

The following are some of our most important historical milestones:

●	On February 3, 2025, we completed the acquisition of 28 plasma collection centers in the United States from ImmunoTek GH, LLC (“ImmunoTek”). This acquisition was initiated on July 29, 2021, when we entered into an agreement with ImmunoTek, amended in 2023 and 2024, to arrange for the construction, licensing and commissioning of the 28 centers. Pursuant to this agreement, we formed a joint operation company named Biotek America LLC (“ITK JV”), through which we initially held a 75% interest in each of the 28 plasma collection centers, while ImmunoTek held the remaining 25%. In 2024, we acquired 14 plasma collection centers for an aggregate amount of $265.0 million and, effective as of February 3, 2025, we completed the acquisition of the remaining 14 centers for an aggregate amount of approximately $281.3 million. See “—B. Business Overview—Raw Materials,” Item 5 of this Part I “Operating and Financial Review and Prospects—A. Operating Results—Subsequent Events” and “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions.”
●	On June 18, 2024, we closed the sale of a 20% equity stake in Chinese company Shanghai RAAS Blood Products Co Ltd (“Shanghai RAAS”) in exchange for approximately $1.8 billion, while retaining a stake in Shanghai RAAS of 6.58%, to the Haier group (“Haier”). We had acquired 26.2% of the voting and economic rights in Shanghai RAAS in exchange for 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, Grifols Diagnostic Solutions Inc. (“GDS”), on March 30, 2020. We have maintained and extended our presence in China and used the proceeds of the sale to significantly reduce debt. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Recent Dispositions—Shanghai RAAS;”

●	On April 25, 2022, we acquired all of the existing equity interest in Grifols Biotest Holdings GmbH, formerly known as Tiancheng (Germany) Pharmaceutical Holdings AG (“Biotest Holdings”), which in turn owned 89.88% of the ordinary shares and 1.08% of the preferred equity shares of German publicly traded company Biotest AG, a global company that supplies plasma protein products and biotherapeutic drugs, for a total consideration of €1,090,518,254. In addition, (1) we completed a voluntary tender offer to all remaining shareholders of Biotest AG to acquire their ordinary and preferred shares, where we acquired 1,250,298 ordinary shares (for €43.00 per share) and 8,340,577 preferred shares (for €37.00 per share) and (2) we acquired 185,359 ordinary shares in May 2022 following the exercise of a legal put right provided by applicable German corporate laws by former shareholders of Biotest AG. This has brought our interest in Biotest AG to 97.13% of the voting rights and 70.18% of the share capital. As a result of these transactions, we have acquired 28 additional plasma collection centers. On March 31, 2025, our Board approved a public delisting offer to be extended to the minority shareholders of Biotest AG. See Item 5 of this Part I, See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Subsequent Events—Biotest AG Public Delisting Purchase Offer Recent Acquisitions—Biotest AG Acquisition” and “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Recent Acquisitions—Biotest AG Acquisition;”
●	On December 1, 2021, we sold preferred shares representing 12.9% of Biomat Newco and 12.5% of Biomat USA, our U.S.-based plasma collection subsidiaries that are part of the Biomat group, also comprised of Biomat USA’ subsidiaries Grifols Bio Supplies, Inc., formerly known as Interstate Blood Bank, Inc., Talecris and Biomat USA South, Inc., the latter two of which have since been merged into Biomat USA and dissolved, respectively (collectively, the “Biomat Group”), to Parette Investment Pte. Ltd. (the “GIC Investor”), an affiliate of GIC Private Limited, which is a sovereign wealth fund established by the Government of Singapore. The purchase price received was $990 million. We used the net proceeds to (i) prepay $600 million of principal amount of the Revolving Loans under the First Lien Credit Facilities, (ii) prepay $142,360,501.31 of the principal amount of the Dollar Tranche B Term Loans, (iii) prepay $88,003,617.48 of the Euro Tranche B Term Loans and (iv) repurchase €97,535,000.00 of the 2019 Notes under an asset sale offer. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Dispositions—The Biomat Transactions” and “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit;”
●	On October 15, 2020, we acquired 100% of the equity of Alkahest, Inc. (“Alkahest”), a California biopharmaceutical company, for a total consideration of $146 million. In 2015, we had previously acquired a significant minority stake of Alkahest and, with this transaction, we gain total control of the company;
●	On October 1, 2020, we acquired a plasma fractionation facility and two purification facilities located in Montreal, Canada, as well as 11 plasma collection centers in the United States, from South Korean firm GC Pharma, for a total consideration of $457 million. Once we finish renovations and obtain all necessary licenses and regulatory approvals for the Montreal facilities, we will become the only large-scale commercial manufacturer of plasma products in Canada. We expect to begin manufacturing albumin in the Canadian facilities to supply the Canadian market in 2025 and to begin plasma fractionation and gammaglobulin manufacturing by 2027;
●	In June 2018, we completed the acquisition of German based pharmaceutical company Haema GmbH (formerly known as Haema AG) for a purchase price of €220 million;
●	In August 2018, we completed the acquisition of U.S. based pharmaceutical company BPC Plasma Inc (formerly known as Biotest US Corporation), for a purchase price of $286 million;
●	In December 2016, we entered into an asset purchase agreement with Hologic Inc. (“Hologic”), to acquire Hologic’s nucleic acid testing (“NAT”) Donor Screening Unit. The transaction closed in January 2017 for a purchase price of $1.9 billion;

●	In January 2014, we acquired the diagnostic business of Novartis Corporation (“Novartis”), for a purchase price of $1.7 billion;
●	In June 2011, we acquired U.S. based biotherapeutics company Talecris Biotherapeutics for a purchase price of $3.7 billion; and
●	In July 2003, we acquired the assets of Alpha Therapeutics Corporation, including its plasma fractionation plant in Los Angeles, California, for a purchase price of $104 million.

For further details of material changes in our operations, products and services, see Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations” and Item 6 of this Part I “Directors and Senior Management.” For further details of our principal capital expenditures and divestitures, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures, Other Intangible Assets and Rights of Use.”

Take Private Bid by Brookfield and Grifols Family Shareholders

On July 7, 2024, our Board of Directors received a request from certain Grifols family members (the “Family Shareholders”) and Brookfield Capital Partners (UK) Limited (“Brookfield”) to allow for access to certain information of the Company to carry out a due diligence process with respect to an acquisition of shares of Grifols. The intent of the transaction, if materialized, would have been to delist the Company. On November 19, 2024, based on the recommendation of its independent transaction committee formed to analyze the transaction our Board of Directors announced that it would not recommend our shareholders to accept a potential offer from Brookfield with a valuation of €6.45 billion for the entirety of the company’s outstanding share capital (comprising both Class A and Class B shares). This indicative, non-binding valuation from Brookfield implied a price of €10.50 per Class A share and €7.62 per Class B share, which our Board deemed to significantly undervalue the company’s fundamental prospects and long-term potential. On November 27, 2024, we publicly confirmed the termination of discussions with Brookfield for such transaction.

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

Plasma Procurement. The Plasma Procurement business unit includes all activities relating to plasma collection, including the evaluation and screening of plasma donors and the operation of our plasma collection centers. We report no revenue from the Plasma Procurement business unit because all plasma collected in our facilities is sold to Grifols companies in the Biopharma business unit and the revenue from these intra-group sales is offset against the intra-group expenses related to such sale upon consolidation, ensuring that only external revenue is reflected in our financial information. Due to the internal-facing nature of its operations, we describe our Plasma Procurement operations under the Biopharma unit in this annual report on Form 20-F.

Biopharma (formerly Bioscience). The Biopharma business unit includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products. The main plasma products we manufacture are IG, Factor VIII, Alpha 1 (A1PI) and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component (“PTC”). The Biopharma business unit accounted for €6,142.5 million, or 85.2%, of our total net revenue in 2024.

Diagnostic. The Diagnostic business unit focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories, covering the entire value chain from donation to transfusion. We concentrate our Diagnostic business in transfusion medicine (immunology, immunohematology) and specialty diagnostics such as hemostasis. The Diagnostic business unit’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Nucleic Acid Testing, or NAT, Donor Screening Unit is engaged in research, development, manufacturing and commercialization of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. The Diagnostic business unit accounted for €644.9 million, or 8.9%, of our total net revenue in 2024.

Bio Supplies. Net revenue from Bio Supplies primarily consists of revenue related to biological products for non-therapeutic use and plasma sales to third parties. The Bio Supplies business unit accounted for €215.7 million, or 3.0%, of our total net revenue in 2024.

Other Activities and Operations. In addition to our four business units, we have other smaller operations, activities and business lines (“Others”), which revenue primarily originates from the provision of manufacturing services to third parties, third party plasma sales and research activities. Others also includes our Healthcare Solutions (formerly our Hospital Division). This business unit includes, in addition, pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement our own products. Others accounted for €209.2 million, or 2.9%, of our total net revenue in 2024.

Geographic Markets

We believe we are a leading plasma derivatives producer globally, ranking among the three largest producers in the industry in terms of total sales, along with Takeda and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.

We currently operate in over 100 countries through distributors and subsidiaries in over 30 countries. The United States is the largest sales region in the world for the plasma derivative sector. For the year ended December 31, 2024, the United States and Canada accounted for 56.7% of our total net revenue, the European Union accounted for 21.4% of our total net revenues (27.4% of which was generated in Spain) and the rest of the world accounted for 22.0% of our total net revenue.

Certain sales regions, particularly in emerging markets, have experienced continuous growth, driven by enhanced socioeconomic conditions, including a general increase in the testing of patients for immunodeficiencies, autoimmune diseases and low levels of alpha 1 protein, all conditions treatable by our products, more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products. These emerging markets are expected to experience significant growth. Our presence and experience in Latin America, in countries such as Mexico, Colombia, Argentina, Chile and Brazil, where we have been marketing and selling products for over 20 years, has positioned us to benefit from this additional growth in both our Biopharma and Diagnostic business units. In the Asia-Pacific region, we have established a presence through our subsidiaries and representative offices in Malaysia, China, Thailand, Singapore, Australia, Japan, India, Hong Kong, Taiwan and Indonesia. We have also opened a Middle Eastern representative office in Dubai and Saudi Arabia.

We maintain a continuing focus on international expansion and acquisitions and will continue to selectively consider acquisitions that would generate operation synergies. For specific examples of acquisitions we have made to further enhance our operations, see “—A. History and Development of the Company—Important Milestones” above.

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

	Year ended		Year ended		Year ended
	December 31,	% of total	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Region	2024	net revenue	2023	net revenue	2022	net revenue

	(in thousands of euros, except for percentages)
European Union(1)	1,541,338	21.4%	1,255,927	19.1%	1,032,210	17.0%
United States and Canada	4,087,030	56.7%	3,898,961	59.1%	3,855,607	63.6%
Rest of the World	1,584,014	22.0%	1,437,089	21.8%	1,176,150	19.4%
Total	7,212,382	100.0%	6,591,977	100.0%	6,063,967	100.0%
(1)	Net revenue earned in the European Union includes net revenue earned in Spain.

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

	Year ended		Year ended		Year ended
	December 31,	% of total	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by business unit	2024	net revenue	2023	net revenue	2022	net revenue

	(in thousands of euros, except for percentages)
Biopharma	6,142,588	85.2%	5,558,301	84.3%	5,005,382	82.5%
Diagnostic	644,898	8.9%	670,269	10.2%	671,292	11.1%
Bio Supplies	215,664	3.0%	159,957	2.4%	146,076	2.4%
Others	209,232	2.9%	203,450	3.1%	250,165	4.0%
Intersegments	—	—	—	—	(8,948)	(0.1)%
Total	7,212,382	100.0%	6,591,977	100.0%	6,063,967	100.0%

The Biopharma Business Unit

The Biopharma business unit is responsible for the research and development, production and marketing of plasma derivative products. In 2024, the Biopharma business unit accounted for 85.2% of our total net revenue.

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

Plasma Procurement

Plasma is the key raw material used in the production of plasma-derived products. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. We obtain our plasma primarily from the United States and Europe (Germany, Austria, Czech Republic, and Hungary) through more than 400 operating plasma collection centers and, to a much lesser extent, through agreements with third parties. Over the last few years, pursuant to the implementation of our business strategy, we have acquired plasma collection centers in the United States, Canada and Europe.

In 2024, our plasma collection remained at the same level as in 2023, and the average cost per liter of plasma collected in 2024 declined by 4.4% in comparison to the average cost per liter in 2023. We also increased our plasma collection center optimization in 2024 with an upturn in unique donors to 930,000 people, an increased donor frequency and the new installation of more efficient plasmapheresis equipment. We also improved our plasma collection efficiency by the implementation of nomogram technology by 60% of our U.S. plasma centers and the introduction of new plasmapheresis equipment to increase plasma volume collection while maintaining donor safety.

We believe that the majority of our plasma requirements through 2025 will be met through plasma collected at our plasma collection centers and, to a lesser extent, purchased from third-party suppliers pursuant to various plasma purchase agreements. As we source the majority of our plasma internally, we are well positioned to ensure the availability of plasma for our manufacturing needs and assure the quality of the plasma throughout our manufacturing process.

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

We describe our Plasma Procurement operations under the Biopharma unit in this annual report on Form 20-F because plasma collection is a fundamental part of our vertically integrated value chain. Rather than portraying plasma procurement as a standalone business, we integrate it into the Biopharma business unit’s description to reflect its primary role in securing raw materials for our plasma-derived therapies. This approach aligns with the industry practice of linking upstream supply chain activities to the core biopharmaceutical operations that generate end-products for commercialization. We believe that by consolidating the description of plasma procurement within Biopharma, we provide a clearer picture of how plasma sourcing directly supports revenue generation, cost efficiency and strategic decision-making, while also ensuring consistency in segment reporting and financial disclosures.

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

In the year ended December 31, 2024, we implemented initiatives related to our Operational Improvement Plan to optimize our supply chain and distribution logistics. These initiatives include maximizing available space in transport containers, increasing the amount of plasma transported per container by 6.8%, therefore reducing total transport figures. Other ongoing measures include optimizing the frequency of plasma collection routes in European workplaces, promoting full truckloads between plasma collection points, warehouses and the Barcelona manufacturing complex and using larger U.S. pallets to optimize storage and transport.

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

We currently operate two Biopharma manufacturing facilities in the United States (Clayton, North Carolina, and Los Angeles, California), one in Spain (Parets del Vallès), one in Ireland (Dublin), one in Canada (Montreal) and one in Germany (Dreieich). Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities. Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins.

Currently, the Clayton, Los Angeles and Parets facilities are equipped and licensed to produce certain plasma derivative products for the United States, European and other markets. For example, we produce our Flebogamma® DIF and Gamunex® IVIG products for all of our markets at the Clayton, Los Angeles and Parets facilities.

We have an agreement with Canadian Plasma Resources Corporation (“CPR”) whereby we have the right to obtain plasma donated at collection centers owned by CPR. This agreement also grants us the right to acquire plasma collection centers from CPR as early as 2026. We intend to use the plasma we acquire from CPR, as well as the plasma we collect from our own centers in Canada, to fulfill our commitments under a long-term agreement with Canadian Blood Services (“CBS”), described in the following paragraph.

On July 29, 2022, we executed a 15-year renewable collaboration agreement with CBS, a non-profit organization in Canada that operates on a national basis within the Canadian healthcare system. CBS provides services to patients on behalf of all provincial and territorial governments of Canada except Quebec, safeguarding Canada’s national system to provide lifesaving therapies related to blood, plasma, stem cells, organs and tissues. By means of this agreement, we committed to supply an amount of IG to CBS equivalent to 25% (2.4 million grams) of the Canadian patient consumption needs (excluding Quebec). In addition to plasma acquired from CPR as described above, we intend to fulfill this agreement with plasma collected from a Canada-based plasma collection center network owned and managed by us, manufacturing our products in our facility in Montreal, Quebec.

As part of the arrangements with CBS, we are developing six wholly-owned plasma collection centers in Canada (five in the Ontario and one in the Edmonton). We have entered into a consultancy services agreement with a third-party consultant to develop such centers. The third-party consultant will collect certain fees for the services rendered, which have been disclosed in our audited consolidated financial statements and are included in our capital expenditure plan presented to the market on March 1, 2024. For each liter of Canadian plasma we use to supply IG, we will also supply to CBS all remaining manufactured paste for the processing of other plasma-derived products.

In addition, on October 1, 2020, we purchased from GC Pharma a plasma fractionation facility and two purification facilities located in Montreal, Canada (as well as 11 plasma collection centers located in the United States). Once we finish renovations and obtain all necessary licenses and regulatory approvals for the Montreal facilities, we will become the only large-scale commercial manufacturer of plasma products in Canada. We expect to begin manufacturing albumin in the Canadian facilities to supply the Canadian market in 2025 and to begin plasma fractionation and gammaglobulin manufacturing by 2027.

We also continually optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities. We have obtained the following FDA licenses, among others:

●	to use at our Clayton facility the Fraction II+III made at both our Los Angeles and Parets facilities to make Gamunex®;
●	to use at our Los Angeles facility the Fraction II+III made at both our Los Angeles and Clayton facilities to make Gamunex®;
●	to use Fraction V obtained at our Los Angeles facility to produce albumin at our Parets facility;
●	to use Fraction V obtained at both our Clayton and Parets facilities to produce Albutein® in our Los Angeles facility;
●	to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastina®, an A1PI we market in Spain, at our Clayton facility;

●	to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastin®-C lyophilized at our Clayton facility;
●	to use Fraction IV-1 obtained at our Clayton facility to produce Prolastin®-C liquid at our Parets facility;
●	to use the same method currently in place in our Parets facility to produce Alphanate® in our Los Angeles facility;
●	to use paste from the fractionation facility at Clayton to produce Gamunex® and Prolastin®;
●	to produce nano-filtered Gamunex® and the 40 gram vial presentation; and
●	to use Cryoprecipitate obtained at our Clayton facility to produce Alphanate® at our Clayton facility, which is later sent to our Los Angeles facility to be filled.

We are continuing our efforts to obtain additional FDA licenses of this nature. The flexibility provided through such licenses allows us to increase production efficiency and to better address changes in demand between the United States, the European Union and other world markets.

For more information on our manufacturing facilities, see “—D. Property, Plant and Equipment” below.

Safety

We have never experienced a mandatory recall of any batch of our finished biological products due to a safety risk. In alignment with our commitment to safety and quality, we have in the past voluntarily withdrawn some product lots not comprised of finished biological products as a precautionary measure due to a higher rate of allergic/hypersensitivity type reactions that we found to be isolated to a small subset of plasma donors. These withdrawals were conducted with the knowledge of the governmental authorities of the applicable jurisdictions. Our philosophy is that the health of the plasma donor and the patient are the paramount considerations. None of the withdrawn products involved reports of any significant impact on patients. We strongly believe that our safety philosophy is consistent with the business objective of generating profit. We also believe that we have a strong reputation for safety in our markets, thus making our products particularly attractive to customers. We further believe that our vertically integrated business model allows us to help assure the safety and quality of our plasma derivative products through the implementation of our safety standards.

The plasma collection, fractionation and purification process is long, complex and highly regulated. We have adopted and maintain rigorous safety standards that we believe exceed those required by health authorities in Europe and the United States. The Grifols Group is periodically inspected and certified for Good Manufacturing Practices (“GMP”) competent health authorities, such as European authorities, the FDA, and other relevant government authorities of other countries where our products are marketed. In 2024, we performed over 390 quality control supplier audits to ensure compliance with GMP.

We maintain standards that we believe are consistent with other industry participants with regard to plasma safety and are periodically certified by the Plasma Protein Therapeutics Association (“PPTA”), under the International Quality Plasma Program (“IQPP”), for plasma donation centers, and under the Quality Standards of Excellence, Assurance and Leadership Program (“QSEAL”), for fractionation plants. For example, source plasma inventory is held for not less than 60 days after donation, to allow for retrieval and destruction of plasma units if the donor is disqualified during this period (after seroconversion or due to high-risk behavior or international travel). We have also introduced innovative methods such as the Plasma Bottle Sampling™ system, which automatically prepares, codes and labels test samples at the time of plasma donation, and the PediGri™ On Line system, designed to provide full traceability of human plasma raw material throughout the plasma supply chain. See “—Distribution Process” below. We conduct routine health screenings and medical evaluations before each donation, ensuring plasma donor health remains a priority.

Our manufacturing plants have been designed to comply with the current GMP standards and applicable regulations for clean areas, and are designed to minimize clean areas as well as human intervention, with the objective of lowering the risk of contamination. The facilities are subject to a cleaning and sanitizing plan and to a corrective and preventive maintenance program. Periodically, we voluntarily shut down all of our manufacturing facilities to perform maintenance work, expansion projects and other capital investments. Our manufacturing facilities have never been subject to mandatory shut down because of regulatory noncompliance while under our operation. We believe that our voluntary shutdown procedure lowers the risk of any mandatory shutdown.

We have processes in place to ensure that all of our plasma derived products are manufactured strictly following validated and approved procedures, and in accordance with the corresponding marketing authorization. Also, each manufacturing process includes at least one validated specific virus inactivation or removal step as a precautionary measure to avoid improbable virus contamination.

Since our products are proteins that cannot be terminally sterilized, they therefore are sterilized by filtration before being aseptically filled in their final container. We have patented the Grifols Sterile Filling (“GSF”) system which minimizes the risk of microbial or particulate contamination during the aseptic filling process. During this process, sterilized containers are filled with the product under Grade A laminar air flow. The partially closed containers (vial with stopper and protector) are sterilized prior to filling. The container closure unit remains partially closed until the moment of filling, after which it is immediately sealed thus reducing the risk of contamination by reducing the product and container exposure to the controlled environment. The filling process is recorded, which enables us to identify the cause of, and rectify more easily, any related problem. These records are maintained according to our data retention policy.

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

Finally, once the product is marketed, our pharmacovigilance system allows us to control all potential adverse reactions resulting from the administration of our products. and our surveillance system tracks adverse incidents due to the use of medical devices and in vitro diagnostic, thus ensuring the safety of our products around the world.

We continually invest in the improvement of our manufacturing facilities and plasma fractionation process, as well as in other related systems, in order to ensure the quality and safety of our products.

Distribution Process

With each batch of plasma derivatives, we deliver electronic information regarding the origin, characteristics and controls of each of the units of plasma that we use in the preparation of the batch to our customers. This feature, called the PediGri™ On Line system, allows healthcare users of our products and regulatory authorities to have immediate and easy access to this information, tangible proof of the full traceability of our products. We have had this system in place since 1996, and we believe we are the only fractionator that provides this feature to customers.

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel. A majority of our sales in 2024 were made through our own distribution network, which is experienced in the proper handling of our products. We believe that this network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall. In countries where we do not have our own distribution network, we use carefully selected distributors who are required to follow all of our safety standards.

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

IVIG is used for the treatment of: primary and secondary immunological deficiencies and autoimmune conditions including immune-mediated ITP; Measles pre/post exposure prophylaxis in patients to whom active immunization is contraindicated or not advised; Guillain Barré syndrome; Kawasaki disease; chronic inflammatory demyelinating polyneuropathy (“CIDP”); and multifocal motor neuropathy (“MMN”). Severe acute myasthenia exacerbations is an approved indication for Gamunex®-C in Europe.

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

HyperRAB® Rabies Immune Globulin (Human).

Anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with a rabies vaccine and have a confirmed adequate rabies antibody titer.

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

Intravenous immunoglobulin (IVIG)

Gamunex-C® IVIG, a ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment. We believe Gamunex-C® IVIG is one of the premium products in its category since its launch due to a comprehensive set of differentiated product characteristics. We are one of the market leaders in the production and marketing of immunoglobulin, with 24.3% market share in volume in the United States for the twelve-month period ended November 30, 2024, according to PPTA.

Subcutaneous Immunoglobulin (“SCIG”)

Xembify®, our 20% SCIG, was first launched in the United States in 2019, with the indication for treatment of primary immunodeficiencies. In 2024, the FDA approved a label expansion that allows patients who are IG treatment-naive to start SCIG therapy with Xembify® without having to first go through IVIG therapy, making Xembify® the first 20% SCIG product in the United States with such indication. This FDA approval also included new biweekly dosing (as opposed to the prior weekly dosage) enhancing flexibility and convenience for patients. Xembify® is also approved for use in both primary and secondary immunodeficiencies in Canada and several countries in the European Union. We launched Xembify® in ten countries in 2023 and 2024 (Spain and Australia in 2023, followed by Norway, Sweden, France, Czech Republic, Slovakia, Iceland, Finland, and the United Kingdom in 2024).

Human Rabies Immunoglobulin (“HRIG”)

We believe HyperRAB® is the world’s leading HRIG indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with rabies vaccine. HyperRAB®, a 300 IU/ml formulation of which is available in the United States, is the only HRIG provided as a higher-potency formulation, potentially requiring fewer injections in administration of each dose. We had an estimated 87% market share in sales of anti-rabies immunoglobulins in the United States as of December 2024.

Alpha-1-Antitrypsin Augmentation Therapy (AAT)

We believe that we are the global market leader in the sales of AAT products. On December 31, 2024, our AAT products had 58 licenses in 27 countries worldwide, 19 of which are located in North America and Europe. Based on our estimations we had more than a 70% global sales market share for AAT as of December 2024. Our main brand for AAT products is Prolastin®, a chronic augmentation and maintenance therapy to treat emphysema related to severe hereditary A1PI deficiency. We sell the freeze-dried powder formulation of Prolastin® primarily in North and South America and Europe. In 2024, we launched new 4- and 5-gram vial sizes for this formulation of Prolastin® in a number of countries in Europe, including Germany, Denmark, France, Austria, Spain, Portugal and Italy. In addition, our ready-to-use liquid formulation of AAT (Prolastin®-C Liquid) is FDA-approved and sold in the United States and we are currently conducting a worldwide clinical trial to meet post-approval regulatory commitments and obtain regulatory approval for Prolastin®-C Liquid in Europe. In 2023, we sponsored over 150,000 genetic tests in connection with this ongoing clinical trial.

Hemophilia A

Between Koate®-DVI, Fanhdi and Alphanate, all products to control bleeding in hemophilia A patients, we had an estimated 14.3% market share based on volume globally in the pdFVIII hemophilia A market in 2023 (excluding Von Willebrand disease use).

Albumin

We have several albumin-based products, primarily under our Albutein® brand. We sell our albumin-based products globally, with an estimated 17.4% market share in sales volume in 2023. Our albumin products meet U.S., European and Chinese requirements, making them attractive to biotechnology companies and genetic labs, as well as hospitals and physicians. In 2021 and 2022, we launched and began to market in the United States Albutein 25% and 5% FlexBag®, a flexible container designed to add convenience, ease of use, and durability. In 2024, sales of Albutein 25% and 5% FlexBag® in the United States represented 39.0% of the total Albutein® brand sales (as compared to 18.7% in 2023). We expect to launch Albutein FlexBag® in China and selected European countries.

Chronic Immune Thrombocytopenia (ITP)

Tavlesse®, the first oral therapy commercialized by Grifols Biopharma, is a novel SYK-inhibitor in-licensed from Rigel Pharmaceuticals for commercialization in Europe and additional markets in the Middle East and North Africa. Tavlesse® is indicated to treat chronic immune thrombocytopenia in adult patients who are refractory to other treatments. In 2024, we launched Tavlesse® in Slovakia and the United Arab Emirates and also sell the product in Czech Republic, Norway, Denmark, The Netherlands, Germany, Spain, Italy, France and the United Kingdom. We planning to expand our Tavlesse® sales into Saudi Arabia.

Other Products

We produce antithrombin products (e.g., AT, ATIII, pdAT) such as Anbinex® and Thrombate® III, which are used in the prevention and treatment of thromboembolic complications in patients with antithrombin deficiency; and AlphaNine®, Profilnine® and Factor IX Grifols®, which are used in the prevention and control of bleeding in patients with hemophilia B.

We commercialize intramuscular (hyperimmune) immunoglobulins, which are used for the prevention and treatment of tetanus, prevention and treatment of hepatitis B, and Rh factor complications during birth. Niuliva® and Igantibe® are used after liver transplants to prevent hepatitis B reinfection of the graft.

We also manufacture Vistaseal™/Veraseal®, a biological fibrin sealant composed of fibrinogen and human thrombin used in surgical operations to expedite the healing process. This product is commercialized in the United States and Canada, in some European countries (i.e. Germany, United Kingdom, Switzerland, Estonia, Latvia, Lithuania, Austria, Ireland, Netherlands, France and Italy) as well as in South Korea, Taiwan, Singapore, Puerto Rico, Israel and Australia by Johnson & Johnson MedTech (a Johnson & Johnson company). In 2024, VistaSeal™ received approval to treat surgical bleeding in pediatric patients with its fibrin sealant solution in the United States, Canada and Australia.

To sell medicinal products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold. To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction. As of December 31, 2024, we had 1,101 Biopharma product licenses registered in 90 countries throughout Europe, the United States, Latin America, Asia and the rest of the world. As of December 31, 2024, our most significant government-issued licenses for Biopharma products are:

●	Gamunex®/Gamunex®-C/Flebogamma® DIF. We have 223 licenses for the marketing and sale of one or more IVIG products;
●	Xembify®. We have 35 licenses for the marketing and sale of this product;
●	Prolastin®/Prolastin®-C/ Prolastin®-C Liquid/Prolasplan®/Prolastina®/Pulmolast®/Lynspand®. Alpha 1-Proteinase Inhibitor (Human). We have 64 licenses for the marketing and sale of one or more of these A1PI products;
●	Fanhdi™/Alphanate®/Koate®- DVI Factor VIII. We have 220 licenses for the marketing and sale of one or more of these Factor VIII products;
●	Albutein®/Human Albumin Grifols®/Plasbumin®. We have 283 licenses for the marketing and sale of one or more of these albumin products in their various concentrations;
●	VistaSealTM/VeraSeal®. We have 29 licenses for the marketing and sale of this product; and
●	Tavlesse®. We have EMA authorization for Tavlesse® in the European Union and national authorization in the United Kingdom. Tavlesse® is currently sold in Czech Republic, Norway, Denmark, The Netherlands, Germany, Spain, Italy, France, the United Kingdom, the United Arab Emirates and Slovakia.

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

The Diagnostic Business Unit

The Diagnostic business unit, which accounted for €644.9 million, or 8.9% of total net revenue in 2024, focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories.

On December 31, 2024, more than 90.0% of our in vitro diagnostics products, including, but not limited to, Gel cards, Reagent Red Blood Cells and Ultrio Elite, had received In Vitro Diagnostic Regulation (“IVDR”) certification. IVDR is the regulatory basis for placing on the market, making available and putting into service in vitro diagnostic medical devices in the European market. We are currently implementing all remaining requirements to obtain IVDR certification in a timely manner for all of our in vitro diagnostics products.

The main areas of specialization of this business unit are transfusion medicine and clinical and specialty diagnostics.

In transfusion medicine, we believe that we have a significant market share in NAT blood screening solutions. In addition, we have increased our sales of automated immunohematology systems and reagents to hospital transfusion services and blood centers in several key global markets. We also continue to grow our portfolio of clinical and diagnostic products in select areas, including autoimmunity, and have agreements to extend the number of antigens we manufacture for use in clinical and blood bank diagnostic tests. Our principal diagnostic products are:

Product Description	Main Applications

Transfusion Medicine:

Procleix® Panther® systems/Procleix® Panther® with Automation Ready Technology (ART). Automated NAT blood screening systems, assays and software.

Used to detect infectious viruses and parasites in donated blood and plasma including: HIV (Types 1 & 2); Hepatitis A, Hepatitis B, Hepatitis C and Hepatitis E; parvovirus B19; Plasmodium, Babesia and Arbovirus like, Chikungunya, West Nile Virus, Dengue, Zika.

Wadiana®/Erytra® /Erytra Eflexis® analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® system, including DG Gel® cards, reagent red blood cells, antisera and associated software. Manual and semiautomated equipment are also part of the DG Gel system.

Used for routine pre-transfusion compatibility testing, including blood typing, unexpected antibody screening and identification, extended phenotype and cross-match tests, among others.

BLOODchip ID/ IDCoreXT/ IDHPAXT/ IDRHDXT / IDCORECONTRO / BIDSXT. A multiplex blood group genotyping family of products based on Luminex technology, including kits for the main allelic variants of red blood cells, human platelet antigens, a positive control for ID COREXT, and an accompanying software.

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

We manufacture most of our gel cards and red blood cells and assemble our immunohematology analyzers at our Parets facility in Spain. We also manufacture gel cards in Australia and red blood cells in Switzerland. We manufacture antigens at our Emeryville facility in the United States, while oligos and other critical components of the transcription-mediated amplified NAT kits for blood and plasma infectious diseases screening are manufactured at our San Diego facility in the United States. We also expect to start manufacturing gel cards in our San Diego facilities in 2025 and red blood cells either in late 2025 or early 2026 depending on approvals from regulatory authorities.

In several countries, we distribute BLOODchip® blood group genotyping tests manufactured by our subsidiary Progenika Biopharma, S.A. (“Progenika”). This product line includes ID CORE XT, which determines 37 antigens of red blood cell groups, ID RHD XT, a molecular diagnostic kit that detects the most relevant RhD variations, HPA-1 and ID HPAXT kit to determine 12 Human Platelet Antigen (“HPA”) systems. BIDSXT is the software tool that allows the analysis, interpretation and database management to transmit the results to the Laboratory information system (“LIS”).

The production, marketing and sale of many of our Diagnostic business unit products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. As of December 31, 2024, we had 3,643 diagnostic product licenses registered in over 50 countries in Europe, the United States, Canada, Latin America, Asia-Pacific, Middle East and Africa. In addition to the products noted above, we offer our customers solutions developed in collaboration with, or manufactured by, third-parties that we believe complement our product lines.

Our Diagnostic business unit includes a complete line of products and systems to perform blood donor screening molecular tests aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV (Types 1 & 2), Hepatitis A, Hepatitis B, Hepatitis C, Hepatitis E, parvovirus B19, Plasmodium, Babesia and Arboviruses such as Chikungunya, West Nile Virus, Dengue and Zika.

Recent Efforts in Transfusion Medicine

As part of our strategy of geographic expansion, we continue to consider requests to include NAT screening for blood and plasma donations in countries as they develop their health systems. From 2020 to 2024, we entered several new countries, such as Guatemala, Paraguay and Czech Republic. In recent years we have focused on obtaining FDA and other regulatory approvals to expand our portfolio. The following table summarizes such recent efforts:

Product Description and Main Applications	Licensing Update
Procleix Quality Controls, intended for use as an external assayed quality control material to monitor the performance of several assays performed on the Procleix® Panther® system.	FDA 510(k) clearance in 2022.

Procleix® Plasmodium Assay, for use on the Procleix Panther System, in Brazil.	Approval in Brazil in 2023.

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

We operate a product line of high-quality antigens, which are critical components of clinical diagnostic and blood screening immunoassay tests sold worldwide, produced through a joint business with Quidel Ortho. As part of this joint business, we have a contract with Abbott Laboratories for the supply of high-quality antigens used in the manufacture of immunoassay diagnostics. This contract, with a total value of approximately $700.0 million, extended the supply of antigens until 2026, ensuring higher levels of recurring income in this area. We also have a longstanding agreement with OraSure Technologies that has been in place since 2005 (currently valid until 2026), whereby we supply antigens to OraSure Technologies’ line of antibody tests.The table below summarizes our recent efforts to obtain more licenses and increase the market of our immunohematology products:

Immunohematology Product Description and Main Applications	Licensing Update

Blood Typing Manager, designed to aid in the interfacing and managing of data among immunohematology instruments, blood establishment computer software and laboratory information systems as part of the DG Gel® System.

CE mark in 2022; FDA 510(k) clearance in 2022; Approval in Brazil 2023.

Grifols sCD38, designed to counteract daratumumb-mediated pan-reactivity without significantly diluting the patients’ plasma and enables subsequent screening and identification of irregular antibodies in DG Gel® system and tube techniques, and crossmatch in DG Gel® system. Daratumumab is a CD38-directed monoclonal antibody for treating multiple myeloma. However, during treatment the drug binds to the CD38 protein on red blood cells and can alter the results of critical blood pre-transfusion tests. This can delay lifesaving transfusions for these patients.

CE mark in 2022.

DG Gel® 8 Direct Coombs card, used for the evaluation of the direct antiglobulin test of two different human blood samples. This product is designed to differentiate red blood cells sensitized in vivo by IgG type immunoglobulins or the complement C3d fractions. The card is intended to be used with the DG Gel® System.

BLA approval in 2022.

The DG Gel® DC Scan Plus, intended to be used in gel technique for the evaluation of the direct antiglobulin test. This test permits the differentiation of red blood cells sensitized in vivo by IgG, IgA and IgM type immunoglobulins and/or with the complement C3b, C3d and C4b fractions in human blood samples. The DG Gel® DC Scan Plus card is intended for the investigation of clinical situations where the presence of hemolysis has been established, or is suspected, to distinguish immune from nonimmune hemolytic anemia. The card can be used manually or with automated instruments of the DG Gel® System.

CE mark in 2022; Approval in Brazil 2023; Approval in Australia 2023.

Sero-Cyte Pool Dia 0.8%, designed for routine testing for the screening of irregular antibodies, including the antigen Dia, in donors. This reagent complements the existing reagent red blood cells and allows us to reinforce our presence in markets, such as Brazil, where the identification of the antigen Dia is required by local regulations.

CE mark in 2022; Approval in Brazil 2023.

DG Reader NET, a single card processing platform operating with the same consumables and reagents as our fully automated systems. This product is designed to be used on our DG Gel® systems.	CE mark in 2016; FDA 510(k) clearance in 2018; Approval in China 2023.

Below are the main recent developments in respect of products of our Diagnostic business unit:

●	We obtained registrations in the Chinese market for DG Reader Net, our semi-automated blood bank system to process DG gel cards and Erytra Eflexis, our flagship fully automated blood typing platform;
●	We obtained CE mark for the Procleix ArboPlex Assay 4-in-1 NAT for arbovirus screening. This assay is an in vitro nucleic acid test that detects four types of arboviruses spread through mosquito vectors: chikungunya, dengue, West Nile and Zika viruses. Arboviruses are a growing threat, with changes in climate and increasing global connectivity making the geographic spread more prevalent. This is the first CE mark under the IVDR for an acid nucleic test specifically designed for screening arboviruses;
●	We obtained CE mark in 2022, and are currently working to obtain approval in the United States, for the Procleix® Plasmodium Assay, an assay to detect ribonucleic acid (“RNA”) from Plasmodium species (P. falciparum, P. knowlesi, P. malariae, P. ovale, and P. vivax) in whole blood specimens that cause Malaria disease. The assay is designed to be used for routine screening by blood banks on the Procleix® Panther® system, where we estimate that we are currently the market leader and continue our efforts to offer innovative solutions to blood banks.

Clinical and Specialty Diagnostics

We retain the first FDA-approved biological molecular test that uses the DNA of the patient for the diagnostic. This genetic test to detect alpha-1 antitrypsin deficiency (the “A1AT Genotyping Test”) can be conducted on DNA extracted from blood as well as a drop of blood collected on paper (a “Dry Blood Spot”) or human saliva samples collected as buccal swabs. This test was developed by Progenika. In 2022, A1AT Genotyping Test was also CE-marked. Although highly complex, the test has been designed so any molecular biology laboratory can process it with minimal human intervention.

AlphaID™, our cheek swab that greatly simplifies the sample collection process, allows physicians and healthcare providers to obtain a sufficient oral sample for alpha-1 screening avoiding the need to order lab results. The test has been available in the U.S. since 2019. Our subsidiary Progenika has developed a free service named “AlphaID™ At Home Genetic Health Risk Service,” offering, directly to homes, a diagnostic solution to potential patients of alpha-1 antitrypsin deficiency. Since its FDA approval in 2022, this complex multidisciplinary project has brought together six international companies led by Progenika.

Through our subsidiary Progenika, we manufacture a genetic diagnosis test for Familial Hypercholesterolemia (“FH”) using next generation sequencing technology (“NGS”). The Diagnostic business unit continues its efforts to broaden the Promonitor® line, used to monitor biologic drugs as sales continue in Chile, select European Union countries, Australia and in the U.S. The Promonitor® product line includes an ELISA (enzyme-linked immunoabsorbent assay) device line also developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. We maintain CE marking of two additional tests in the Promonitor® family that enable treatment with the biological product golimumab, and several tests to permit the use of a single dilution to measure quantity of drug and antibodies for a few biological drugs, commonly used in the treatment of various inflammatory diseases, such as rheumatoid arthritis and ulcerative colitis. Progenika also co-developed with DIESSE Diagnostica Senese the Chorus Promonitor, an adaptation of the Promonitor® ELISA kits to DIESSE’s Chorus Analyzer. This adaptation to monotest and ready-to-use devices is meant to address customer and market needs for improved automation. The Chorus Promonitor facilitates an improved testing workflow, resulting in earlier feedback for the clinician.

Pursuant to an exclusive agreement with AESKU Diagnostics GmbH & Co. (“AESKU”), we distribute autoimmunity diagnostic products in Chile, Portugal, Spain and Mexico.

The Bio Supplies Business Unit

The Bio Supplies Business Unit provides human biological materials for the biotechnology industry intended for research, clinical trials and manufacturing of pharmaceutical and diagnostic products. Most materials and products come from our collection centers with vertical integration manufacturing processes (in-house production). The Bio Supplies business unit accounted for €215.7 million, or 3.0% of our total net revenue in 2024.

Products in our Bio Supplies business unit cover a broad spectrum of applications where the need for human-based biological material cannot be replaced by other types of products, such as:

●	Cell Therapy: providing human-based cell culture supplements, plasma proteins, and leukocyte apheresis (white blood cell concentrate obtained through apheresis and used in the development of new cell therapies).
●	Pharma Manufacturing: human-based plasma proteins to be used as excipients (i.e. inactive substances that serve as vehicles or mediums for a drug or other active substances in the manufacturing of therapeutic drugs). Human plasma and intermediates used to manufacture plasma derived medicines.
●	Diagnostic Manufacturing: human blood cells, proteins, plasma and serum for the manufacturing of quality controls and calibrators used in in vitro diagnostics tests.
●	Life Science Research: Human blood derived products and biospecimens used in life science basic research or by in vitro diagnostic companies to develop and validate their analytical assays.

Our Bio Supplies business unit also performs plasma sales to third parties.

Other Activities and Operations (“Others”)

“Others” represents operations and activities, including the provision of manufacturing services to third parties and third-party plasma sales, and pharmaceutical products manufactured by the Grifols Group intended for hospital pharmacies.

With the sale in July 2022 of substantially all assets of Goetech, LLC, which does business under the name Medkeeper (“Medkeeper”), the activities of our former “Hospital Division” were significantly reduced, which caused us to reallocate such activities and related products into a smaller business line named healthcare solutions (“Healthcare Solutions”), which is also accounted as Others. Others accounted for €209.2 million, or 2.9%, of our total net revenue in 2024. See Item 5 of this Part I, “Operating and Financial Review and Prospects—Factors Affecting Our Financial Condition and Results of Operations—Recent Dispositions—Medkeeper.”

The Healthcare Solutions business line provides services and manufactures products used by hospitals, blood banks, plasma collection centers and other healthcare systems. These products include parenteral solutions, robotics and software, as well as third parties’ products that we market to supplement the products that we manufacture.

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. Research and development spending was €361.1 million in 2022, €395.3 million in 2023 and €382.0 million in 2024.

On December 31, 2024, we had an amount of approximately €1.7 billion as development costs in progress (compared to €1.4 billion at December 31, 2023). This includes (1) an amount of €302.4 million in ongoing research and development projects for products for neurodegenerative disorders, neuromuscular diseases, and ophthalmological diseases acquired from Alkahest; and (2) an amount of €878.8 million in ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin). See Note 7 to our audited consolidated financial statements included in this annual report.

In addition, as of December 31, 2024, we had 1,260 scientists and support staff dedicated to research and development.

We have several decades of successful innovation history. For example, we developed a unique fractionation design that reduces the risk of contamination and maintenance costs and increases the amount of product extracted per liter of plasma. We also developed the first centrifugation unit for the automated cleaning of blood cells. In addition, we were one of the first plasma fractionators to conduct double viral inactivation processes for Factor VIII and have designed and implemented a new process for the sterile filling of vials that reduces exposure to potential contaminants as compared to other existing processes. Further, we have developed a nanofiltration method of viral inactivation for our IG, alpha-1 PI, and ATIII products.

Our key therapeutic areas of study focus on immunology, hepatology and intensive care, pulmonology, hematology, neurology and infectious diseases. Our next innovations into these therapeutic areas will go beyond plasma-derived proteins, as our significant investments to increase R&D capabilities are allowing us to develop a new class of recombinant antibodies and small-molecules candidates.

Biopharma Initiatives

We have a number of research and development projects in our Biopharma business unit underway, 15 of which are in the clinical development phase. The following table reflects the total number of research and development projects in our Biopharma business unit by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2024	2023	2022
Discovery	19	24	19
Pre-clinical	32	23	28
Clinical	15	22	23
Post Commercialization Studies	6	14	39
Rest of projects	10	16	14
Total Biopharma Research and Development Projects	82	99	123

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase

Xembify®	Immunology	Plasma-derived	Secondary Immunodeficiency in Chronic Lymphotic Leukemia, Multiple Myeloma and Non-Hodgkin Lymphoma	Phase III (clinical trial program currently underway)

Alpha-1 Proteinase Inhibitor	Pulmonology	Plasma-derived	Emphysema due to congenital deficiency	Phase I/II (clinical trial program in subcutaneous administration currently underway). Phase IV US/ Phase III EU (clinical trial program in intravenous administration currently underway)

Fibrin Sealant	Surgical bleeding	Plasma-derived	Vascular, organ and soft-tissue surgery	Launched in the U.S. in 2019 and in the E.U. in 2020. Post-marketing pediatric clinical trial is complete. E.U. approval has been granted, and U.K. and U.S approvals have been granted.

Immunoglobulin	Ophthalmology	Plasma-derived	Dry Eye Disease	Pre-clinical development

Fibrinogen	Hematology	Plasma-derived	Congenital deficiency & severe hypofibrinogen / acquired deficiency	Phase III (clinical trial program currently under regulatory review)

Trimodulin	Infectious diseases	Plasma-derived	Severe community acquired pneumonia (“sCAP”)	Phase III (clinical trial program currently underway)

Xembify® – Secondary immunodeficiency in CLL. The primary objective of this clinical trial (NCT05645107) is to obtain an indication for Xembify® in secondary immunodeficiency as result of chronic lymphocytic leukemia (“CLL”), multiple myeloma (MM) and Non-Hodking Lymphoma (“NHL”). CLL is the most common leukemia in older adults in Western countries, with an average age at diagnosed of 72. The disease is characterized by an accumulation of monoclonal, mature, CD5+ B cells in the peripheral blood, bone marrow, and secondary lymphoid organs. Patients with CLL are subject to an increased risk of infections and recurrent or severe infections are a major cause of morbidity and mortality in patients with CLL, causing between 30% and 50% of deaths in this population. MM is the second most common hemato malignancy, with an estimated incidence of 7.1 and 4.5 to 6.0 cases per 100,000 people per year in the United States and Europe, respectively. In general, MM is frequently diagnosed in patients from 65 to 74 years of age. MM is a clonal disorder characterized by the accumulation of malignant mature plasma cells in the bone marrow (and sometimes also with extramedullary involvement) and the production of an abnormal monoclonal paraprotein, named the M protein. NHL represents a heterogeneous group of malignancies of different biology and prognosis. NHL includes many subtypes, each with distinct epidemiologies; etiologies; morphologic, immunophenotypic, genetic, and clinical features; and responses to therapy. These tumors originated from lymphoid tissues, mainly of lymph nodes. Current evidence suggests that hypogammaglobulinemia resulting of the secondary antibody deficiency in B-cell lymphoproliferative diseases such as CLL, MM and NHL predispose the patient to develop serious infections due to the patient’s underlying disease or their cancer. The Phase 3 clinical trial is currently enrolling patients in the United States and in European countries to support the FDA submission in the United States.

Alpha-1 Proteinase Inhibitor – Emphysema due to congenital deficiency. SPARTA (Study of Prolastin®-C Randomized Therapy with Alpha-1 augmentation; NCT01983241), our phase 4 (U.S.) / phase 3 (E.U.) clinical trial designed to determine if alpha-1- antitrypsin deficiency (AATD) (alpha-1) patients with emphysema have a slower progression of lung tissue loss when treated weekly with two separate dose regimens of intravenous (IV) Grifols Prolastin®-C Alpha-1, is an underdiagnosed genetic disorder that can result in chronic obstructive pulmonary disease (COPD), a group of respiratory diseases that includes emphysema, which can occur when a patient has low levels of AAT, a protective protein that safeguards the lungs. The currently approved dosage is 60 mg/kg in weekly IV infusions. SPARTA, the largest randomized, double-blind, placebo-controlled study on AAT augmentation therapy to-date, is designed to evaluate the potential of Prolastin®-C to significantly reduce emphysema progression in alpha-1 patients by raising AAT protein levels through weekly administration of two active dose levels versus placebo. The clinical trial is taking place across 16 countries and more than 50 sites. It will evaluate the efficacy and safety of two separate dose regimens of Prolastin®-C (60 and 120 mg/kg/week) versus placebo for 156 weeks (i.e., three years), measuring the rate of pulmonary-tissue loss through whole lung computed tomography (CT) densitometry as the primary measure of clinical efficacy.

We are also conducting a Phase I/II study (NCT04722887) evaluating Alpha1-Proteinase Inhibitor Subcutaneous (Human) 15% (Alpha-1 15%), a subcutaneous (SC) AAT treatment being compared to Liquid Alpha1-Proteinase Inhibitor (Human) IV. This first in-human SC approach to treating alpha1-antitrypsin deficiency, if proven successful in clinical trials, could give patients the convenience and flexibility to administer their medication from home. In this multi-center, single-dose and repeat-dose study over eight weeks, Cohort 1 of Grifols Phase 1/2 study GC2008 has been completed and demonstrated no safety issues with Alpha-1 15% that would prevent the study from moving forward into Cohort 2. A SC option for AAT augmentation is not currently available and evaluating a SC dosing option in this first-in-human study for Alpha-1 patients may provide more freedom when it comes to managing their AAT deficiency by allowing patients to administer their medication from the comfort of their own home. By February 2025, enrollment for Cohort 2 was completed. Participants in this group are receiving a higher dose of 180 mg/kg of SC Alpha-1 15%. The final patient visit for this cohort is expected in late summer 2025.

Fibrin Sealant. We began clinical trials into the safety and efficacy of the use of fibrin sealant as a supportive treatment for the improvement of hemostasis in vascular, organ and soft-tissue surgery in 2008. In 2014, we completed a clinical trial in the European Union for the use of fibrin sealant in vascular surgery. Three additional clinical trials were performed: (i) a Phase III clinical trial in the United States for the use of fibrin sealant in solid organ surgery; (ii) a Phase III clinical trial in the United States for the use of fibrin sealant in soft-tissue surgery; and (iii) a Phase III clinical trial for the use of fibrin sealant in vascular surgery in the United States. All of the U.S. clinical trials for fibrin sealant were completed in 2015. Marketing authorization approvals were received from the FDA and EMA in November 2017. A distribution agreement was made with a third party, requiring an additional regulatory supplement. Vistaseal® was launched in the U.S. during 2019 and Veraseal® was launched in the E.U. in 2020. Additionally, a Phase IV study to evaluate safety and efficacy of fibrin sealant as an adjunct to haemostasis during surgery in pediatric subjects was completed in 2022 to support the FDA and EMA regulatory licenses. As of December 31, 2024, we had obtained E.U., U.K. and U.S. approvals.

Immunoglobulin. In 2023, we entered into a global collaboration and licensing agreement with Selagine, a pioneering developer of eye disease treatments, to explore the potential of an immunoglobulin eye drop to treat dry eye disease (DED), a pathology that affects more than 100 million people worldwide in 2023. In a pilot Phase I/II clinical trial, subjects treated with eye drops based on Grifols Flebogamma DIF® twice daily for eight weeks, secured a significant reduction in the signs and symptoms of DED, and with no difference in tolerability or adverse events. Several different sources of inflammation, including proteins (cytokines or chemokines), cells (neutrophils, T-cells and dendritic cells) and pathogenic antibodies, are present on the ocular surface in DED and contribute to its signs and symptoms which may benefit from application of immunoglobulin. We completed a FDA pre-IND meeting in respect of this immunoglobulin in September 2023. We are currently in pre-clinical development in the use of Flebogamma DIF® 5% in the treatment of DED and expect to move to a Phase II clinical trial in 2025.

Fibrinogen. The AdFIrst study is a prospective, active-controlled, multicenter Phase III study investigating the efficacy and safety of the fibrinogen concentrate BT524 in patients with acquired fibrinogen deficiency (“AFD”), which typically occurs during surgical procedures when there is insufficient fibrinogen to arrest bleeding. Patients who have high blood loss during planned spinal and abdominal surgery are randomized 1:1 to treatment with BT524 or FFP/Cryoprecipitate. To evaluate efficacy, further blood loss is compared between the two treatment options. The study was conducted in collaboration with ten study sites in five European countries and was concluded in September 2023. The AdFirst Study met its primary endpoint in February 2024, demonstrating that the fibrinogen concentrate BT524 is as effective in treating AFD as the current standard of care for this condition. The concentrate reduces intraoperative blood loss in patients with AFD undergoing planned major spinal or abdominal surgery.

In 2024, we started regulatory authorization processes for the BT524 concentrate in Europe and the United States. We hold significant patents on the fibrinogen production process.

Trimodulin. Study 996: This multinational Phase III clinical trial plans to enroll approximately 590 adult hospitalized patients with severe sCAP (Community Acquired Pneumonia) requiring invasive mechanical ventilation. The ESCAPE trial will be conducted worldwide and patients are treated either with trimodulin or with a placebo as add-on therapy to standard of care.

The clinical concept of this prospective, double-blind, placebo-controlled, Phase III trial was developed based on promising results from the previous Phase II clinical trial (“CIGMA”) with 160 sCAP patients requiring invasive mechanical ventilation. In the CIGMA trial, a subgroup of patients with signs of severe inflammation showed an encouraging reduction in mortality rate through rapid normalization of inflammation when treated with Trimodulin. The trial is currently being conducted in up to 20 countries, including the United States, and recruitment of patients is ongoing.

Other Biopharma research and development projects undertaken during the last three years included:

2024:

●	new container closure systems for Gamunex and Xembify;
●	process optimization for increased IgG yields across manufacturing facilities;
●	commissioning of new manufacturing facilities and ongoing manufacturing optimization;
●	development of an improved process to provide greater product safety and yield for manufacture of Rho-D; and
●	development for a modified process to manufacture Plasmanate.

2023:

●	process optimization for increased IgG yields across manufacturing facilities;
●	development of an improved process to provide greater product safety and yield for manufacture of Rho-D;
●	development for a modified process to manufacture Plasmanate; and

●	transfer of Albumin process to our subsidiary Grifols Canada Plasma, Inc. (formerly known as Prometic Plasma Resources, Inc.);

2022:

●	new container closure systems for Albutein® and Xembify Prefilled syringes;
●	clinical programs to evaluate new indications of Flebogamma® DIF 5%;
●	A1PI. New vial sizes of Prolastin® are in development, providing important advancements in manufacturing efficiency as well as improved patient convenience; and
●	clinical studies to evaluate the effects of the prolonged administration of human albumin on cardiovascular, hepatic and renal function in patients with advanced cirrhosis and ascites.

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

Diagnostic Initiatives

Research and development in the Diagnostic business unit supports various business areas, including transfusion medicine, clinical diagnostics, and the recombinant protein business. The Diagnostic business unit focuses on the development of in vitro diagnostic reagents/assays, instrumentation, and software for donor screening, which includes pathogens detection to assure safety and blood typing tests to determine donor/recipient blood compatibility. Here, research and development focus on opportunities to develop new assays for emerging pathogens, increase multiplex test capabilities (simultaneous detection of several analytes in a single reaction), as well as improved automation solutions in order to increase efficiency and throughput for customers. The Diagnostic business unit also develops products for clinical diagnostics, including a next generation immunoassay platform in the area of neurology and oncology, as well as a next-generation molecular testing platform covering infectious diseases.

The research and development team employs a diverse technology portfolio, including transcription mediated amplification (“TMA”), polymerase chain reaction (“PCR”), next generation sequencing (“NGS”) for molecular assays, immunologic based methods using red blood cells (“RBC”), and agglutination. We are also leveraging ultrasensitive single molecule counting detection technology to develop new immunoassays, as well as a fast-PCR technology to develop next generation molecular assays. We continue research and development for new recombinant proteins, antibodies and enzymes as critical raw materials to support internal and external diagnostics customers in various fields such as infectious diseases, neurodegenerative diseases and immunohematology. Our Diagnostics Research & Development team continues to evaluate new technologies and research tools, including artificial intelligence (AI), to assess their potential for improving our competitive advantage and for integration into our development portfolio.

In 2022, the Diagnostic business unit obtained CE mark according to new IVD Regulation 2017/746 for 17 immunohematology products in reagents, assays and software, in addition to achieving IVDD CE mark for a new kit to resolve daratumumab interference in blood typing. In Europe, our Diagnostic business unit also obtained the CE mark for Procleix Plasmodium under IVDD and CE mark for a new improved reagent equilibration system under IVDR. In the United States, we obtained FDA clearance through the 510(k) process (which means that the FDA agrees with the manufacturer that a medical device is similar to a previously approved product) for new Procleix quality controls, along with the release of a new version of pooler software. The Diagnostics business unit also achieved updated CE mark for several existing Class A products, to transition these from IVDD to IVDR regulations.

In 2023, the Diagnostics business unit continued to release innovative products for our immunohematology product line, including new software versions across the platform portfolio to increase efficiency and productivity for our customers. We launched our BTM middleware in the Unites States, while also achieving regulatory approval in China for Eflexis, our flagship blood typing platform, in order to expand our geographic footprint. We also launched DC Scan Plus, a new DG Gel test under IVDR regulation that extends specificity beyond routine analytes and improves patient care by increasing sensitivity and specificity, thereby improving clinical patient management and outcomes in the field of donor screening. We also released new versions of our pooler software, as well as software to facilitate increased automation and ease of use for testing labs. Additionally, we launched in the United States the first-ever free direct-to-consumer program (consisting of an innovative and sophisticated genotyping test and service) to screen for the genetic risk of alpha1-antitrypsin deficiency (Alpha-1).

In 2024, the Diagnostics business unit continued to develop and introduce new high multiplex donor screening solutions to the market to drive efficiency improvements and address developing trends in transfusion-transmitted diseases. The team obtained CE mark approval for the Procleix ArboPlex Assay, which tests for four arboviruses: chikungunya virus RNA, dengue virus RNA, West Nile virus RNA and Zika virus RNA. The team also completed the U.S. clinical trials for the Ultrioplex W assay, which detects HIV-1, HIV-2, hepatitis C virus (“HCV”), hepatitis B virus (“HBV”), and West Nile virus (“WNV). Additionally, we completed U.S. clinical trials for the Procleix Plasmodium assay and developed a research use only (“RUO”) assay to screen for severe fever with thrombocytopenia syndrome virus (“SFTSV”) in an effort to address oncoming emerging pathogens. We are also developing new software to support new assay products on the Procleix donor screening platform, as well as to enable efficiency improvements to middleware solutions and increased productivity for our donor screening customers. In the field of blood typing, the Diagnostics business unit advanced development of a next generation blood typing platform, initiated development of an automated antisera program with extended phenotyping for the United States, and launched multiple innovative software releases across the instrument portfolio, including an automated titration method on Eflexis — all with the goal to increase efficiency and productivity for our customers. Additionally, the 2024 commercial success in Europe of our innovative blood typing interference solution for anti-CD38 antibody-treated patients has driven the pursuit of future expansion of this solution to the U.S. market.

In 2024, the Diagnostic business unit filed over 16 new patents, spanning composition of matter, methods and devices, further growing our intellectual property portfolio and competitive position in the areas of molecular testing, infectious disease, blood typing, clinical diagnostics.

Other Initiatives

Through our subsidiary Araclon Biotech, S.L. (“Araclon”), we are dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease, to be applied in the early stages of the disease. Araclon is working on the validation of an early diagnostic test and the development of a vaccine (ABvac40) to combat Alzheimer’s disease in the asymptomatic stage. The vaccine has passed the animal experimentation stage and Phase 1 and Phase 2 clinical trials have been completed.

The Phase 2 trial of ABvac40, initiated in 2018 and ended in 2023, showed positive outcomes. ABvac40 had a good safety profile, stimulated a robust immune response against Aβ40 peptide, and demonstrated potential cognitive benefits in early-stage AD patients, meeting primary endpoints. Though the trial was not designed to assess efficacy on neuropsychological scales, we observed promising results in secondary endpoints between the ABvac40-treated group and the placebo group. Post-hoc analyses in 2024 indicated greater benefits for patients with amyloid deposits, with fewer cases of significant decline on the Mini-Mental State Examination (“MMSE”) scale, especially among top responders. We noted lower incidence of new cerebral microhemorrhages in ABvac40-treated patients compared to placebo. We are preparing key results for publication in 2025.

Through our subsidiary Alkahest, we focus on identifying proteins that change with age and also with the onset of diseases that have a biological impact. To date, Alkahest has identified over 10,000 separate proteins using advanced molecular analysis techniques at the cellular level, some of which we entered our discovery and development pipeline as new targets to treat diseases of aging. In 2024, Alkahest pivoted to early discovery efforts advancing Chronos PD, a target proteomic platform that can detect diseases before they manifest phenotypically. Chronos PD is starting with Parkinson’s Disease with plans to move to other disease areas.

Our subsidiary GigaGen Inc. (“GigaGen”) is developing a novel class of therapeutics, recombinant polyclonal antibodies, to address unmet needs in infectious disease. In 2024, GigaGen dosed its first patient in a phase 1 clinical trial to assess the safety and tolerability of GIGA-2339, the company’s first recombinant polyclonal antibody candidate for treating hepatitis B virus (HBV) infection, following its FDA clearance as an investigational new drug (IND). GIGA-2339 includes more than 1,000 recombinant human antibodies targeting HBV to mimic the body’s natural immune response, with the potential to eliminate the virus and activate the immune system. There is presently no cure for HBV, which affects more than 296 million people globally and causes over 800,000 deaths every year. Additionally, in May 2024, GigaGen announced first patient dosing in a Phase 1 clinical trial evaluating the safety and tolerability of its anti-CTLA-4 monoclonal antibody, GIGA-564, for the treatment of metastatic or locally advanced solid tumors in collaboration with the U.S. National Cancer Institute.

In 2024, we initiated a strategic partnership with the Biomedical Advanced Research and Development Authority (“BARDA”), part of the U.S. Department of Health and Human Services, to evaluate the nonclinical efficacy of ocular surface immunoglobulin (“OSIG”) eye drops for the treatment of sulfur mustard-induced ocular injury. This proof-of-concept study aims to assess the anti-inflammatory and immunomodulatory potential of OSIG in neutralizing the long-term effects of exposure to sulfur mustard — a chemical warfare agent known to cause debilitating corneal damage. The investigational OSIG therapeutic is being repurposed from an ongoing development program targeting dry eye disease (“DED”), for which a Phase 2 clinical trial is planned to begin in 2025. This initiative represents a significant step in expanding the applications of our IG platform into ophthalmology and biodefense.

During 2024, we discontinued the Grifols Pyrenees Research Center, SL, which we held under a joint venture with the Government of Andorra, as well as the AlbaJuna Therapeutics S.L initiative and the Trimodulin study 1,001 due to the termination of the applicable agreements and following a strategic realignment of R&D resources toward higher-priority programs. The discontinuation did not, and is not expected to, have a material impact on our financial position or long-term growth strategy.

Seasonality

Our businesses are not significantly affected by seasonal trends.

Raw Materials

Plasma is the key raw material we use to make our products and therapies. We obtain our plasma primarily from our network of plasma collection centers located in the United States and Europe (Germany, Austria, Czech Republic, and Hungary), and, to a much lesser extent, from third party suppliers. See “—Principal Activities—The Biopharma Business Unit—Plasma Procurement.” We are dependent on healthy individuals to donate human plasma to develop and manufacture our products. As such, our cost to acquire plasma may vary depending on the ability of donors to visit our plasma collection centers and the compensation we pay for the plasma donations. For example, during the Coronavirus pandemic, lockdowns and restricted movement, specifically the U.S. border closure with Mexico, directly affected our ability to obtain plasma donations. See Item 3 of this Part I, “D. Risk Factors— Risks Relating to the Company and Our Business—A significant disruption in our supply of plasma, including as a result of macroeconomic conditions, pandemics or changes in immigration policies and enforcement could have a material adverse effect on our business and our growth plans.”

Our plasma supply remained stable in 2024 in comparison to the volumes collected in 2023, validating the effectiveness of the strategic measures implemented during 2023 to enhance plasma collection and manufacturing efficiencies, strengthen financial management, and execute our Operational Improvement Plan (as defined in Item 5 of Part I, “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan”).

Likewise, our average cost per liter of plasma collected in 2024 declined by 4.4% in comparison to the average cost per liter in 2023. This decrease was primarily due to reductions in donor compensation, improvements in donor center operations, and maximization of yields per donation.

We closely monitor, continuously review and revise the supply sourcing strategy for our products to identify in a timely manner any risks in our supply chain, including risks arising from our dependency on outsourced manufacturing relationships with third party suppliers. Where necessary, we strategically manage our inventory levels of either key materials or finished products to address potential risks relating to operational and quality issues, production capacity and single sourcing among others. We also continue to monitor the efficiency of our plasma collection platform and have concentrated all our plasma testing into six laboratories in Austin and San Marcos, Texas, Memphis, Tennessee, Boca Raton, Florida, Leipzig, Germany and Parets, Spain.

Our long-term aim is to further strengthen our leadership through the development of new and differentiated plasma-derived therapeutics, and the expansion of our global plasma collection footprint via acquisitions and greenfield projects, as described below;

●	In February 2025, we completed the acquisition of 28 plasma collection centers in the United States from ImmunoTek. This acquisition was initiated on July 29, 2021, when we entered into an agreement with ImmunoTek, amended in 2023 and 2024, to arrange for the construction, licensing and commissioning of the 28 centers. Pursuant to this agreement, we formed ITK JV, a joint operation company through which we initially held a 75% interest in each of the 28 plasma collection centers, while ImmunoTek held the remaining 25%. In 2024, we acquired 14 plasma collection centers for an aggregate amount of $265.0 million and, effective as of February 3, 2025, we completed the acquisition of the remaining 14 centers for an aggregate amount of approximately $281.3 million. See Item 5 of this Part I “Operating and Financial Review and Prospects—A. Operating Results—Subsequent Events” and “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions.”
●	On April 25, 2022, we acquired all of the existing equity interest in Biotest Holdings from Tiancheng International Investment Limited (“TIIL”) and accepted an assignment of certain shareholder loans granted by TIIL to Biotest Holdings. Biotest Holdings in turn owned 89.88% of the ordinary shares and 1.08% of the preferred equity shares of Biotest AG, a global company that supplies plasma protein products and biotherapeutic drugs, which has given us access to 28 additional plasma collection centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”
●	On March 31, 2021, we acquired seven U.S.-based plasma donation centers from Kedplasma, LLC for a total purchase price of $55.2 million.
●	On February 28, 2021, we acquired 25 U.S.-based plasma centers from BPL Plasma Inc for $385 million by means of an asset sale agreement. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions.”
●	In October 2020, we purchased 11 collection centers in the United States, as well as a plasma fractionation facility and two purification facilities in Montreal, Canada, from GC Pharma for a total consideration of $457.0 million on a debt free basis.
●	In April 2019, we acquired 26 plasma collection centers and ten blood donation centers in the United States as part of our acquisition of 100% of the equity stake of the Interstate Blood Bank Group (Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC), which has since been merged into our subsidiary Grifols Bio Supplies, Inc.

●	On December 28, 2018, our subsidiary GWWO, Biotest Pharmaceuticals Corporation (“BPCorp”), which is a subsidiary of BPC Plasma Inc, Haema GmbH (formerly known as Haema AG) and Grifols, S.A. entered into a plasma supply agreement (the “Plasma Supply Agreement”), whereby GWWO agreed to acquire all of the plasma collected from approximately 60 plasma collection centers owned by BPCorp and Haema GmbH. Grifols, S.A. guarantees all GWWO obligations under the Plasma Supply Agreement, which, on January 1, 2019, was extended for a 30-year period. See Item 7 of this Part I, “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions involving Haema GmbH, BPC Plasma Inc (formerly known as Biotest US Corporation) and Scranton Enterprises B.V. and their respective subsidiaries—Plasma Supply Agreement and Advance Payments from GWWO to Scranton Plasma B.V.”

The principal raw materials for our intravenous therapy products are plastic and glass bottles, which we purchase from various European suppliers.

Marketing and Distribution

We currently sell Biopharma, Diagnostic and Healthcare Solutions products to hospitals and clinics, GPOs, governments and other distributors in over 100 countries.

In the United States, the sales model is complex, with many intermediaries, requiring us to execute multi-faceted arrangements for the distribution of our products. Sales of finished goods are distributed through various channels such as distributors, wholesalers, specialty pharmacies, home health care companies, clinics, hospitals, government entities and directly to physician offices. Payers and purchasers also control access to products, requiring separate negotiations with payers and GPOs. GPOs are entities that act as purchasing intermediaries for their members, which are primarily hospitals. GPOs negotiate the price and volume of supplies, equipment and pharmaceutical products, including plasma derivatives, used by their members.

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

During 2024, we distributed the majority of our products through our own distribution network. In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors. We have a direct presence in more than 30 countries and we carefully select distributors in the countries where we do not have a direct presence. We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers and other customers throughout the world.

Our sales, marketing and distribution network included 1,542 employees as of December 31, 2024, which included 1,375 sales and distribution personnel and 167 marketing employees.

Each of our commercial subsidiaries is responsible for the requirements of its respective local market. It is our goal for each commercial subsidiary to be recognizable as one of our companies by its quality of service, ethical standards and knowledge of customer needs. Strong local knowledge enables us to build and maintain long-term relationships with customers to earn their trust and confidence.

Patents, Trademarks and Licenses

Patents and Trademarks

Through our patent ownership, co-ownership and licensing, we seek to obtain and maintain intellectual property protection for our primary products.

As of December 31, 2024, we owned 2,759 patents and patent applications in various countries throughout the world, of which 688 are in the final application process. In some countries, these patents grant a 20-year protection period. Approximately 1,216 of these patents are set to expire in the next ten years. In terms of recent expirations, the patent for the Grifols Sterile Filling system expired in January 2024, and the patent for the process of removing viruses in Fibrinogen solutions expired in March 2024.

As of December 31, 2024, we also owned 3,601 trademarks and trademark applications in various countries throughout the world, of which 130 are in the final application process. In addition, we co-own certain patents and patent applications with third parties, including patent rights co-owned with Novartis following the Novartis Acquisition.

We maintain a department with personnel in Spain and Germany to handle the patent and trademark approval and maintenance process and to monitor possible infringements.

Patents for Plasma Derivative Products

As of December 31, 2024, we owned 2,175 patents and patent applications related to plasma derivatives, including 986 in Europe, 311 in the United States and Canada, and 878 in the rest of the world. The most important of these patents relate to:

●	a concentrated subcutaneous alpha-1 antitrypsin;
●	the use of low volume plasma exchange for the treatment of Alzheimer’s disease;
●	transferrin for neurodegenerative applications;
●	transferrin for the treatment of Hipoxia inducible factor related conditions;
●	plasmin in wound healing;
●	plasmin in organ transplantation;
●	a concentrated subcutaneous Immunoglobulin G injection;
●	concentrated Immunoglobulin M preparations for the treatment of bacterial infections;
●	hyperimmune immunoglobulin for treatment of Covid-19;
●	anti-thrombin to treat blunt trauma;
●	anti-thrombin to treat stroke;
●	Mip1a as marker of effectiveness of Albumin treatment in Alzheimer disease;
●	the use of plasma exchange for removal of exosomes causing neurodegenerative disease; and
●	the use of plasma exchange for removal of exosomes causing cancer.

Patents for Diagnostic Products and Healthcare Solutions

As of December 31, 2024, we owned 552 patents and patent applications related to our Diagnostic products and Healthcare Solutions business line, including 319 in Europe, 93 in the United States and Canada and 140 in the rest of the world. The most important of these patents relate to the:

●	BlisPack®, a blister handling machine;
●	Erytra Eflexis®, a mid-sized instrument to perform pre-transfusion compatibility tests using DG Gel® technology;
●	innovative containers for human plasma proteins;
●	novel HIV antigens for blood screening;
●	soluble recombinant form of CD38 receptor;
●	soluble recombinant form of CD47 receptor;
●	recombinant antigens for detection of COVID-19; and

●	multiplex technology for molecular detection.

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

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities. We have 1,101 Biopharma product licenses registered in 90 countries, which include the licenses we hold from the FDA for the sale in the United States of IG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC. The production, marketing and sale of many of our Diagnostic business unit products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have 3,643 diagnostic product licenses registered in a total of 81 countries in Europe, the United States, Canada, Latin America, Oceania and Asia.

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

Insurance Coverage

General and Product Liability

Grifols has a program of insurance policies designed to protect us and our subsidiaries (including the United States subsidiaries) from product liability claims. Effective as of May 1, 2024, we have product liability insurance coverage for up to $230.0 million per claim and in annual aggregate for Diagnostic and Bio Supplies business units for products manufactured in all of their facilities and for third-party product sales. That limit is $385.0 million per claim and in the annual aggregate for Biopharma business unit. This policy expires on April 30, 2025, and we expect to renew it for another year prior to such expiration date.

Grifols’ liability program also protects from certain environmental liabilities arising in those countries in which Grifols’ subsidiary companies have operations. This risk is covered up to a maximum of $230.0 million per claim and in annual aggregate.

Biomat USA, Inc., Grifols Bio Supplies, Inc., BPC Plasma Inc., Prometic Plasma Resources, Inc., Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, Haema GmbH and Haema Plasma Kft maintain a separate liability insurance policy. The policy covers their professional liability for plasmapheresis business activities and expires on April 30, 2025. The maximum amount of coverage for liability claims under the policy is $15 million per claim and in the annual aggregate. In addition, our general liability insurance provides excess coverage.

Property Damage and Business Interruption

Our property damage and business interruption insurance program covers us and our subsidiaries (including the United States subsidiaries). This insurance program, which expires on April 30, 2025, covers damages suffered by plants and buildings, equipment and machinery. Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $1.5 billion per occurrence. It also covers property damage produced by flooding, for up to $110 million per claim and in the annual aggregate. This policy also covers loss of profit up to a certain amount.

We also have a transit and inventory insurance program, which covers damages to raw materials, supplies, semi-finished products and finished products for up to $25 million per claim for transit and $800 million for inventory in annual aggregate. This insurance program expires on April 30, 2025, and we expect to renew the policy for another year prior to its expiration date.

Cyber

Our cyber insurance covers financial losses up to $60 million resulting from data breaches and ransomware attacks. This insurance program expires on April 30, 2025, and we expect to renew the policy for another year prior to its expiration date.

Self-insurance

We are self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance DAC, one of our wholly owned subsidiaries. We also self-insure a portion of the main insurance global programs such as general liability, property and business interruption, professional liability for donor centers, transit, inventory and cyber.

We self-insure $50 million per claim per year of our global liability program (except that amount is $85 million per claim and in the annual aggregate for the Biopharma business unit), the first $500,000 per loss for property damage and the first ten days of lost profits, the first $30,000 per claim for transit losses, the first $200,000 per claim for inventory losses and any transit or inventory losses exceeding $2 million have an additional retention of 10% of loss value with a maximum of $500,000 per loss and an annual aggregate of $3 million, and the first $5 million per loss related to cyber-security risks. These amounts are in excess of the deductibles for each of the policies that make up our insurance programs.

Climate Change

Aligned with the United Nations’ plan to achieve the sustainable development goals defined in its 2030 agenda, we have set commitments to help preserve the environment. Since 2020, our corporate environmental program included the reduction of emissions and decarbonization milestones for our business. By 2030, we are committed to reducing our greenhouse gas emissions per unit of production by 55.0% in comparison to our 2018 levels, increasing our energy efficiency per unit of production by 15.0% and ensuring that 100% of the electricity consumed in our facilities originates from renewable sources.

In 2024, the Science Based Targets Initiative, a global body enabling companies and financial institutions to set emissions reductions targets in line with the latest climate science (“SBTi”), officially approved our short-term emissions reduction targets. The SBTi’s approval confirmed our alignment with global climate action and support of the Paris Agreement’s goal of limiting global warming to 1.5°C this century. These targets cover essentially all Grifols greenhouse gas (“GHG”) emissions from direct and indirect operations. These include:

●	Scope 1 and 2 GHG emissions: we commit to reduce absolute Scope 1 and 2 GHG emissions 42% by 2030 from a 2022 base year (the target boundary includes biogenic land-related emissions and removals from bioenergy feedstocks).

●	Scope 3 GHG emissions: we commit to reduce absolute scope 3 GHG emissions from purchased goods and services, capital goods, fuel-and energy-related activities, and upstream transportation and distribution 25% within the same timeframe.

Our action plan to achieve such SBTs includes (i) minimizing air travel among our different industrial and operational locations by increased use of technology such as video calls; (ii) increasing the levels of remote work by our employees with policies providing for flexible hour; (iii) optimizing logistics in our plasma transportation network, including by shipping intermediate products from our facilities in the United States to Ireland by ship, rather than air transport; (iv) minimizing the impact of employee travel and commutes with measures such as providing subsidized shared transportation service to employees in our facilities; and (v) increasingly rely on renewable energy by purchasing energy generated from renewable sources through PPAs.

In 2024, we consumed 191.7 million kWh of renewable electricity, 44.6% of our total consumption, through actions such as power purchasing agreements (“PPAs”), the use of two photovoltaic plants (in Barcelona and Murcia) and refrigeration plants with refrigerant gases with a global warming potential equal to zero. With the aim of replacing the most polluting technologies, we regularly analyze the technological options available on the market, with a special focus on technologies that increase the climate resilience of our facilities.

Our GHG emissions inventory covers all scopes (1, 2, and 3) and categories, following the GHG Protocol and encompassing all company activities:

●	Scope 1 are direct emissions generated by our business activity itself, including by combustion sources. In 2024, our Scope 1 emissions remained stable at 106,289 tCO[2]e as compared to the 106,459 tCO[2]e in 2023. In 2023, our Scope 1 emissions increased by 12.0% compared to 2022, reaching 95,242 tCO[2]e due to an increase in the number of operational days of our cogeneration plant;
●	Scope 2 are indirect emissions from the generation of purchased energy, mainly electricity consumed by our business. In 2024, our Scope 2 emissions decreased by 25.0% as compared to 2023 (according to the market-based approach), reaching 73,876 tCO[2]e due to increased use of renewable energy. Applying the location-based methodology and excluding renewable energy efforts, emissions also decreased by 38% in 2024 versus 2023, reaching 84,343 tCO[2]e, due to a reduction in electricity consumption. In 2023, our Scope 2 emissions decreased by 8.0% (according to the market-based approach) as compared to 2022, reaching 98,106 tons of CO2e, due to an increased use of renewable energy; and
●	Scope 3 are all other indirect emissions that occur in the value chain of our business both upstream and downstream. Scope 3 includes emissions by suppliers throughout the life cycle of our products or services, business trips, employee travel and commutes, among others. In 2024, our Scope 3 emissions increased by 11.0% as compared to 2023, reaching 1,051,606 tCO[2]e. In 2023, our Scope 3 emissions decreased by 33.0% compared to 2022, totaling 947,463 tons of CO2e. Goods and services remain responsible for over 50.0% of our Scope 3 emissions, followed by our contracted transportation.

Since 2019, we have regularly updated our climate risk map as part of our integrated approach to managing climate-related risks and opportunities. This framework helps the company determine whether a potential impact constitutes a material risk or opportunity. In 2024, within the framework of the company’s resilience assessment, we conducted a climate risk and opportunity analysis based on recommendations from the international scientific community and the general criteria established by key reporting frameworks such as the CSRD. The analysis included a stressed pessimistic scenario (SSP5-8.5) from the Intergovernmental Panel on Climate Change to assess physical climate risks; a stressed optimistic scenario (“NZS”) from the International Energy Agency to evaluate transition risks; and a strategic analysis aligned with recommendations of the Task Force on Climate-related Financial Disclosures, based on a 2°C global warming scenario (SSP2-RCP-4.5).

We also estimated the potential financial impacts of each material risk and opportunity in respect of climate change. For this process, we evaluated 27 potential climate-related risks and opportunities across the company’s entire value chain, including suppliers (upstream), our own operations and infrastructure, and the distribution and use of our products (downstream). Following this analysis, we identified 12 material risks and opportunities: 2 physical risks, 6 transition risks and 4 opportunities. For more information on our environmental strategy and climate change risk management, please refer to our 2024 Annual Sustainability Report, available in our website.

C.	Organizational Structure

Grifols, S.A. is the parent company of the Grifols Group, which was comprised on December 31, 2024, of 93 companies, associates and other subsidiaries. Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated, as have been companies that Grifols, S.A. controls. In addition, there were four companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.	Property, Plant and Equipment

Our headquarters is in Barcelona, Spain. As of December 31, 2024, we owned or leased facilities in eight countries, with our main factory locations established in Spain, Germany and the United States. We currently own or lease manufacturing facilities in 13 sites in 12 different locations, five of which have plasma fractionation capabilities. The table below shows the geographic location and business purpose of our principal properties as of December 31, 2024.

Location	Facility	Own/Lease (2)	Business Purpose

Parets del Vallès, Spain	Industrial Facility One Parets	66% owned; 34% of the property is leased from a third party	Plasma fractionation Manufacture of plasma derivatives & business unit support activities

	Industrial Facility Two Parets	80% owned; 20% of the property is leased from a third party	Manufacture of Diagnostic and Healthcare Solutions products

	Industrial Facility Three Parets	70% owned; 30% of the property is leased from a third party	Plasma storage & other operating activities

Los Angeles, California, U.S. – Valley	Industrial Facility, U.S.	92% owned; 8% of the property is leased from a third party	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Los Angeles, California, U.S. – City of Industry	City of Industry, U.S.	100% leased	Plasma storage

Clayton, North Carolina, U.S.	Clayton Facility	100% owned	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Durham, North Carolina, U.S.	Research Triangle Park	22% owned, 78% of the property is leased from a third party	Research and Development Labs and Offices

Emeryville, California, U.S.	Emeryville Facility	100% owned	Manufacture of Diagnostic products

San Carlos, California, U.S.	Alkahest site	100% leased	Research and Development Labs and Offices

South San Francisco, California, U.S.	GigaGen site	100% leased	Research and Development Labs and Offices

Murcia, Spain	Industrial Facility Murcia	100% owned	Manufacture of Healthcare Solutions products

Fribourg, Switzerland	Industrial Facility Switzerland	100% leased	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	100% owned	Manufacture of Diagnostic products

Vista, California, U.S.	Grifols Bio Supplies, INC	100% leased	Manufacture of Biological products

San Marcos, Texas, U.S.	Plasma Testing Lab	100% owned	Plasma testing

San Diego, California, U.S.	San Diego Facility	75% owned; another 25% of the property is leased from a third party	Manufacture of components of the TMA amplified NAT kits

Dublin, Ireland	Global Operations Center	(1)	Operating activities related to the Biopharma business unit

Sant Cugat del Vallès, Barcelona, Spain	Headquarters	100% leased	Headquarters

Derio, Bizkaia, Spain	Progenika Biopharma	90% owned, 10% leased	Manufacture of Diagnostic products & Research and Development

Zaragoza, Spain	Araclon Biotech	100% leased	Research and Development Labs and Offices

Boca Raton, Florida, U.S.	Grifols Bio Supplies, Inc	100% leased	Specialty testing

Arrasate, Guipuzcoa, Spain	Kiro Grifols	100% leased	Manufacture of Hospital equipment and Offices

Memphis, Tennessee, US	Grifols Bio Supplies, Inc	57% owned, 43% leased	Plasma Lab

Leipzig, Germany	Haema	100% owned	Headquarters, Lab & Warehouse

Montreal, Canada	Industrial Facility Montreal	100% owned	Plasma fractionation Plasma purification

Dreieich, Germany	Industrial Facility Dreieich	86% owned, 14% leased	Plasma fractionation

Cairo, Egypt	Industrial facility Cairo	Joint venture with NSPO (49% owned by Grifols, 51% NSPO)	Plasma Testing Laboratory Plasma Storage
(1)	We hold a 999 year leasehold interest in the property.
(2)	Lease percentage based on property size.

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Parets, Los Angeles, Clayton and Dreieich facilities. All of our fractionation facilities have FDA and EMA certification. As of December 31, 2024, our facilities had an aggregate fractionation capacity sufficient to cover our current production needs.

The Parets facility has a unique design that separates the maintenance area from the clean areas required for the fractionation and purification procedures. This design, which we developed in-house, minimizes the risk of contamination and reduces maintenance costs. In addition to licenses from the European Union and other required specific authorities for the production of various plasma derivative products, the Parets facility is also licensed by the FDA. In addition to the plasma fractionation facilities, the Parets site also has protein purification, fill and finish, packaging, storage, research and development and energy co-generation facilities for the Biopharma business unit and manufacturing for the Diagnostic business unit and Healthcare Solutions business line. The Parets facility holds GMP’s, ISO 13485 and ISO 14001 for the Biopharma, Diagnostic and Healthcare Solutions plants and ISO 9001 certifications for its diagnostic manufacturing facilities.

The Los Angeles facility contains purification and aseptic filling areas for coagulation factors, IG and albumin. The facility is licensed by the FDA and Grifols is working to certify the Los Angeles facility with ISO 14001 certification, similar to the rest of our manufacturing plants.

We increased the capacity of our Clayton facility in North Carolina in 2024. This facility is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture. This facility holds the ISO 14001 certification, which recognizes excellence and continuous improvement in environmental performance. The scope of the certification includes research, development, production and quality control of pharmaceutical specialties derived from human plasma.

In October 2020, we acquired our plasma fractionation facility (together with two purification facilities) in Montreal from GC Pharma. Once we finish renovations and obtain all necessary licenses and regulatory approvals for the Montreal facilities, we will become the only large-scale commercial manufacturer of plasma products in Canada. We expect to begin manufacturing albumin in the Canadian facilities to supply the Canadian market in 2025 and to begin plasma fractionation and gammaglobulin manufacturing by 2027.

We have an albumin purification, dosing and sterile filling plant in Dublin, Ireland. This plant allows a significant increase to our capacity for filling albumin in flexible packaging. Aligned with our measures to combat the effects of climate change, the Dublin plant has the latest eco-efficiency technologies to save energy and water.

In April 2022, we acquired the Dreieich facility as a result of the Biotest AG acquisition. The facility has plasma fractionation capabilities, as well as bulk production plants for albumin, new fibrinogen and IgM concentrate product lines and next-generation polyvalent immunoglobulins.

Grifols Egypt, our joint venture with the NSPO, is currently building a new manufacturing site in Cairo that will feature fractionation and purification plants, logistics facilities and a plasma analysis lab to be fully automated.

Global Operations Center

Our facility in Dublin, Ireland, serves as a global operations center for our Biopharma business unit. This facility occupies 22,846 square meters and operates as the global supply chain management center for the Grifols Group. Our global operations center houses our Biopharma’s global logistics and distribution activities; warehousing of plasma, intermediate paste and finished product, labelling and secondary packaging of products; as well as regulatory and quality assurance activities relating to the supply of plasma and plasma derivatives. Finally, our Dublin facility also centralizes our treasury function and acts as our point of access to the capital markets.

E.	Regulatory Matters

Government Regulation

Government authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of healthcare products such as those we collect, manufacture, sell or are currently developing. The process of obtaining regulatory approvals and complying with all applicable laws and regulations requires the expenditure of substantial time and financial resources. The following is a summary of the overall regulatory landscape for our business.

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

The BLA (Biologics License Application) Approval Process

Drugs that are also biological products, such as our plasma derivative products IG, A1PI, Factor VIII and albumin, and also certain in vitro diagnostic products associated with testing blood and blood components, must also satisfy the requirements of the PHS Act (Public Health Service Act) and its implementing regulations. In order for a biological drug product, or for these in vitro diagnostic tests, to be legally marketed in the United States, the product must have a BLA (Biologics License Applications) approved by the FDA. Obtaining BLA approval from the FDA is a robust process involving, among other things, completion of preclinical laboratory tests, controlled human clinical trials, submission of manufacturing and chemistry data, and multiple statistical and physical review processes by the FDA. During all phases of clinical development, regulatory authorities require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators, including reports regarding adverse events and safety issues.

Given the robust process, certain of our clinical trials may not be completed successfully within any specified period, if at all. Furthermore, we or the FDA may suspend or terminate clinical trials at any time on various grounds, for example, that the subjects or patients may be exposed to an unacceptable health risk, have experienced a serious and unexpected adverse event, or that continued use in an investigational setting may be unethical. Similarly, an IRB may suspend or terminate approval of research if the research is not being conducted in accordance with the IRB’s requirements or if the research has been associated with unexpected serious harm to patients.

Overall, the testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all. In most cases, the BLA must be accompanied by a substantial user fee.

In the United States, our main market, there is an abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a BLA. This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product. The law provides that no biosimilar application may be accepted for FDA review until four years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability, which could increase costs of protecting our reference products. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product. The extent to which a biosimilar product, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In connection with the FDA’s authority to ensure the development of safe and effective biosimilars, in September 2022, the FDA Biosimilar User Fee Amendments of 2022 were signed into law. The FDA Biosimilar User Fee Amendments of 2022 reauthorize for an additional five years (through 2027) the Biosimilar User Fee Act of 2012, which allows the FDA to assess and collect fees for biosimilars.

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

The ACA established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund comparative effectiveness research. While the stated intent of comparative effectiveness research is to develop information to guide providers to the most effective therapies, outcomes of comparative effectiveness research could influence the reimbursement or coverage for therapies that are determined to be less cost effective than others.

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

Diagnostic Devices

Certain of our products are regulated as medical devices, which are typically subject to clearance for commercialization in the United States, often referred to as an FDA “510(k) clearance,” based on a pre-market notification to the FDA demonstrating the device to be marketed is safe and effective by proving substantial equivalence to a legally marketed device (predicate device). The manufacturers of medical devices must register their establishments with the FDA, and the production of the devices must accord with applicable current good manufacturing practices and quality system regulations. Some states also regulate the manufacture or distribution of certain medical devices, imposing additional licensing, inspection and audit requirements. With respect to the manufacture and sale of immunoassay antigens and antibodies to screen human donated blood and blood products, these products are manufactured and sold under a BLA issued by the FDA, and are subject to the heightened regulatory oversight associated with biological products.

Drug Supply Chain Security Act

The Federal Drug Quality and Security Act of 2013 regulates pharmaceutical supply chain requirements and pre-empts certain state laws. Title II of this act, known as the Drug Supply Chain Security Act (“DSCSA”) establishes a national electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States, including certain of our products. The DSCSA’s track and trace requirements (applicable to manufacturers, wholesalers, repackagers and dispensers (e.g., pharmacies) of prescription drugs) replaced the former FDA drug pedigree requirements and pre-empt state requirements that are inconsistent with, more stringent than, or in addition to, the DSCSA requirements. The DSCSA also establishes certain requirements for the licensing and operation of prescription drug wholesalers and third party logistics providers (“3PLs”), and includes the creation of national wholesaler and 3PL licenses in cases where states do not license such entities to be established in FDA regulations yet to be finalized. The DSCSA generally requires that wholesalers and 3PLs distribute drugs in accordance with certain standards regarding the recordkeeping, storage and handling of prescription drugs. Under the DSCSA, states are pre-empted from imposing any licensing requirements that are inconsistent with, less stringent than, directly related to, or covered by U.S. federal standards, however, the FDA has clarified that current state licensing requirements may remain in effect until the FDA national licensing regulations are finalized and take effect.

Anti-fraud and Abuse Regulation

Since we supply products and services that are reimbursed by U.S. federal healthcare programs such as Medicare and Medicaid, our activities are also subject to regulation by CMS (U.S. Centers for Medicare & Medicaid Services) and enforcement by the OIG (U.S. Office of the Inspector General). The federal Anti-Kickback Statute prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a government health care program. Many states have similar laws. Courts have interpreted this law very broadly, including by holding that a violation has occurred if even one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. There are statutory and regulatory exceptions, or safe harbors, that outline arrangements that are deemed lawful. However, the fact that an arrangement does not fall within a safe harbor does not necessarily render the conduct illegal under the Anti-Kickback Statute. In sum, even legitimate business arrangements between the companies and referral sources could lead to scrutiny by government enforcement agencies and require extensive company resources to respond to government investigations. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid potential liability for wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing.

The FCA (Federal False Claims Act) is violated by any entity that knowingly presents or causes to be presented a false claim for payment to the U.S. federal government, or that knowingly makes or causes to be made a false record material to such a false claim, or knowingly conceals or avoids an obligation to pay to the government, including by knowingly retaining an overpayment. Payments in violation of the Anti-Kickback Statute can also form the basis for FCA liability.

The FCA has been subject to heightened enforcement activity as a result of whistleblowers (called “relators”) who file complaints in the name of the United States (and if applicable, particular states), and who may receive up to 30% of total government recoveries. FCA violators may be liable for treble damages, mandatory penalties, loss of licensing and exclusion from federal and state healthcare programs. Such penalties could have a material adverse effect on our business. Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or relators could result in reputational harm and the incurring of substantial costs. Most states have adopted similar state false claims laws, which could lead to significant additional penalties.

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

The “PPS Act” (Physician Payments Sunshine Act) imposes reporting and disclosure requirements for biologic, drug and device manufacturers with regard to payments or other transfers of value made to physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, certified nurse-midwives, teaching hospitals, manufacturers and for GPOs (group purchasing organizations), with regard to practitioner and teaching hospital ownership interests in the reporting entity. CMS publishes information from these reports on a publicly available website, including amounts transferred and practitioner and teaching hospital identities. The PPS Act preempts similar state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws, as well as the federal law, can be ambiguous. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers.

Other Health Care Regulation

In the United States, pricing concerns have led to heightened scrutiny and ongoing governmental efforts to increase transparency around healthcare and pharmaceutical drugs costs. For example, on November 12, 2020, CMS issued final rules imposing price transparency requirements on hospitals and group health plans, which went into effect in three stages from 2022 to 2024. As of January 1, 2024, hospitals and group health plans must disclose in-network provider negotiated rates (which include rates with device suppliers and manufacturers), historical out-of-network allowed amounts for all covered items and services, including all prescription drugs and drug pricing information. States have also enacted a variety of transparency rules and regulations. The publication of our negotiated rates could affect our ability to independently negotiate sales contracts and rate agreements.

Another notable Medicare healthcare reform initiative, the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”), established a new quality payment program, which modifies certain Medicare Part B payments to “eligible clinicians,” including physicians, dentists and other practitioners. Under MACRA, certain eligible clinicians are required to participate in Medicare through the Merit-Based Incentive Payment System (“MIPS”) or the Advanced Alternative Payment Models (“APMs”), through which Medicare Part B reimbursement is adjusted up or down based on reported data related to quality, promoting interoperability, cost, and improvement activities. MIPS-eligible clinicians must report annual performance data by March 31 of the following year. Payment adjustments based on submitted data are applied to Medicare Part B claims during the performance year following data submission. MACRA provides substantial financial incentives for physicians to participate in risk contracts, while increasing physician information technology and reporting obligations. MACRA continues to evolve and its implications depend on future regulatory activity and physician activity in the marketplace. New payment and delivery system reform programs, including those modeled after such federal program, are also increasingly being rolled out at the state level through Medicaid administrators, as well as through the private sector, which may further alter the marketplace and impact our business.

Recently, a number of states in the United States have also proposed or passed legislation that seeks to directly or indirectly regulate pharmaceutical drug pricing, such as by requiring drug manufacturers to publicly report pricing information or to place a maximum price cap on pharmaceutical products purchased by state agencies. For example, in June 2024, New York implemented a prescription drug price transparency law that requires prescription drug manufacturers to provide advance notice and explanation for certain drug price increases that exceed a specified threshold. Similar laws were enacted in California, Oregon, Washington and New Jersey, and a number of other states are reportedly considering similar legislation. Laws of this type may cause us to experience additional pricing pressures on our affected products. For more details on these pressures, see “—Pharmaceutical Pricing and Reimbursement” below.

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

The Community authorization procedure is compulsory for:

●	medicines derived from biotechnology processes, such as genetic engineering;
●	advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines;
●	medicinal products for human use containing a new active substance that did not receive Community marketing authorization when the Community authorization procedure was first implemented, for which the therapeutic indication is the treatment of human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions or viral diseases; and
●	officially designated orphan medicines (medicines for rare diseases).

The Community authorization procedure is optional for products:

●	containing new active substances for indications other than those stated above;
●	representing significant therapeutic, scientific or technical innovations; or
●	for which the granting of a Community marketing authorization would be in the interests of European Union public health.

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

Orphan Drug Designation

Applications for designation of orphan medicines are reviewed by the EMA through the Committee for Orphan Medicinal Products. The criteria for orphan designation are:

●	the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union at the time of submission of the designation application (prevalence criterion);
●	the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition, and without incentives it is unlikely that the revenue after marketing of the medicinal product would cover the investment in its development; and
●	either no satisfactory method of diagnosis, prevention or treatment of the condition concerned is authorized, or, if such method exists, the medicinal product will be of significant benefit to those affected by the condition.

Companies with an orphan designation for a medicinal product benefit from incentives such as:

●	protocol assistance (scientific advice for orphan medicines during the product-development phase);
●	direct access to centralized marketing authorization and 10-year marketing exclusivity;
●	financial incentives (fee reductions or exemptions); and
●	national incentives detailed in an inventory made available by the European Commission.

Orphan medicinal products are eligible for the following level of fee reductions:

●	full (100%) reduction for small- and medium-sized enterprises, or SMEs, for protocol assistance and follow-up, full reduction for non-SME sponsors for pediatric-related assistance and 75% reduction for non-SME sponsors for non-pediatric assistance;
●	to determine which companies are eligible for SME incentives, the EMA applies the definition of micro-, small- and medium-sized enterprises provided in the Commission of the European Communities’ Commission Recommendation 2003/361/EC. To qualify for assistance, companies must be established in the European Economic Area, employ less than 250 employees and have an annual turnover of not more than €50 million or an annual balance sheet total of not more than €43 million;
●	full reduction for pre-authorization inspections for all sponsors and 90% reduction for post-authorization inspections for small- and medium-sized enterprises;
●	full reduction for SMEs for new applications for Community marketing authorization and 10% reduction for non-SME sponsors; and
●	full reduction for post-authorization activities including annual fees only to small and medium sized enterprises in the first year after granting a marketing authorization.

We have EMA Orphan Drug Designations for the following products:

●	alpha-1 proteinase inhibitor (for inhalation use) for the treatment of cystic fibrosis; and
●	alpha-1 proteinase inhibitor (for inhalation use) for the treatment of congenital alpha-1 antitrypsin deficiency.

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

United Kingdom Regulatory Process

The United Kingdom (“U.K.”) withdrew from the E.U. on January 31, 2020, and is no longer an E.U. Member State. A transition period, during which E.U. pharmaceutical law continued to be applicable to the U.K., ended on December 31, 2020.

As of January 1, 2021, the protocol in Ireland/Northern Ireland was applicable and had an impact on marketing authorizations for medicinal products in the U.K. with respect to Northern Ireland. However, there is a new agreement between the E.U. and the U.K. called the “Windsor Framework,” which amended the Protocol of Northern Ireland and set out the long-term arrangements for the supply of medicines into Northern Ireland. The Windsor Framework will ensure that medicines can be approved and licensed on a U.K.-wide basis by the Medicines and Healthcare products Regulatory Agency (“MHRA”) and provides for the disapplication of European Union Falsified Medicines Directive (“FMD”) requirements for medicines marketed and supplied in Northern Ireland. These new arrangements have taken effect on January 1, 2025.

There are several routes to obtain a marketing authorization in the U.K. The options available are determined by the intended market and the type of application. To obtain a marketing authorization, you need to use one of the following procedures:

National Routes:

●	National Procedure (a 150-day procedure). This national 150-day accelerated procedure is available for high-quality applications to market a medicine in the United Kingdom;
●	Rolling review. Permits the submission of your application in module(s), to obtain a marketing authorization in the United Kingdom. This is a new route for marketing authorization applications, where an applicant for a new active substance in the U.K. submits modules of the eCTD dossier incrementally for pre-assessment by the MHRA, rather than as part of a consolidated full dossier submission.

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

●	International recognition procedure (a 60-day to 110-day procedure). As of January 1, 2024, the EC Decision Reliance Procedure and the Mutual Recognition/Decentralized Reliance Procedure have been replaced by the new International Recognition procedure (“IRP”). This route applies to new marketing authorization applications, variations, line extensions and renewals and is open to applicants that have already received an authorization for the same product from one of MHRA’s specified Reference Regulators (“RRs”). A positive opinion from the Committee for Medicinal Products for Human Use or a Mutual Recognition/Decentralized positive end of procedure outcome is an RR authorization for the purposes of IRP. Apart from the EMA and the E.U. Member State Competent Authorities, there are other possible RRs (such as Australia, Canada and the United States). IRP will allow the MHRA to take into account the expertise and decision-making of trusted regulatory partners for the benefit of U.K. patients. The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust.
●	Unfettered Access (UAP) from Northern Ireland (a 70-day procedure). Applicants may seek recognition in the UK of a marketing authorization approved in Northern Ireland under certain qualifying conditions. Following implementation of the Windsor Framework, if granted, a marketing authorization (MA) made through UAP will result in a UK-wide MA and the Northern Ireland MA will be revoked.

This route is available for marketing authorizations approved in Northern Ireland via European procedures (MR or DC procedures only).

Applications should include the dossier as approved for marketing in Northern Ireland, accompanied by all iterations of the relevant RMS assessment reports.

International routes (collaborative procedures):

●	Access consortium. The Access consortium is a medium-sized coalition of regulatory authorities that work together to promote greater regulatory collaboration and alignment of regulatory requirements for companies intending to market a medicine in the U.K., Australia, Canada, Singapore and/or Switzerland. The MHRA joined the consortium in 2020 and commenced work-sharing applications in January 2021; and
●	Project Orbis. Project Orbis is a program coordinated by the FDA involving the regulatory authorities of Australia (TGA), Canada (Health Canada), the United Kingdom (MHRA), Singapore (HSA), Brazil (ANVISA), Israel (IMoH) and Switzerland (Swissmedic) to review and approve promising cancer treatments.

Further information can be found in the U.K.’s website for license applications (www.gov.uk).

Canadian Regulatory Process

Authorization to Market. In 2024, Health Canada implemented several regulatory modernization initiatives to streamline product approvals and enhance responsiveness to public health needs. Notably, in November 2024, Health Canada introduced the Agile Licensing Framework, amending the Food and Drug Regulations (“FDR”) and Medical Devices Regulations (“MDR”). These amendments expand Health Canada’s authority to impose terms and conditions on market authorizations and formalize the use of rolling reviews to facilitate earlier access to promising therapies. Therapeutic products can be marketed in Canada after they have been subject to a review to assess their safety, efficacy and quality. A New Drug Submission must be submitted to Health Canada for review, and a Notice of Compliance (“NOC”), and/or a Drug Identification Number (“DIN”), must be received by the sponsor prior to marketing a product in Canada. Responsibility for review of pharmaceutical drug products resides with Health Canada’s Therapeutic Products Directorate (“TPD”), while responsibility for review of biological products is under the Biologics, Radiopharmaceuticals and Genetic Therapies Directorate (“BGTD”). An active DIN is required for any product being marketed in Canada. Our IG, A1PI, albumin and hyperimmune products are subject to these review and authorization processes.

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

Shortage Management. In December 2024, Health Canada proposed amendments to the FDR and MDR to strengthen its authority to manage drug and medical device shortages. If adopted, these amendments will require market authorization holders to report shortages, discontinuations, and unexpected surges in demand, enabling Health Canada to respond more proactively to supply risks.

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

Post-Approval Requirements. In December 2024, Health Canada amended the regulatory framework governing product recalls, introducing mandatory reporting obligations to enhance oversight and response capabilities. The Health Products and Food Branch Inspectorate continues to inspect licensed establishments for cGMP compliance. Adverse drug reactions must be reported in accordance with Health Canada’s pharmacovigilance requirements to the Marketed Health Products Directorate.

Regulatory Coordination. As of May 1, 2024, the CADTH transitioned into Canada’s Drug Agency (“CDA”). The CDA now plays a broader role in coordinating national drug policy, providing evidence-based evaluations of health technologies and therapeutics, and advising public payers on funding decisions.

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

Pharmaceutical Pricing and Reimbursement

In the United States and other countries, sales of our products depend, in material respects, on the availability of reimbursement from third-party payors. Third-party payors include government health programs, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the prices and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of healthcare products newly approved by regulatory authorities. For example, third-party payors may deny reimbursement if they do not consider the products to be cost-effective as compared to available alternative products. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

United States Pharmaceutical Pricing and Reimbursement

In the United States, our products are reimbursed or purchased under several government programs, including Medicaid, Medicare (Parts B and D) and the 340B Program. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low income individuals. Medicare is a federally run program that provides healthcare to persons aged 65 and over, as well as certain persons of any age with certain disabilities. The 340B Program is a U.S. federal government drug pricing program under the PHS Act. The availability of federal funds to pay for our products under the Medicaid and Medicare Part B programs requires that we extend discounts under the 340B Program.

Medicaid, the 340B Program and the Department of Veterans Affairs.

Medicaid includes a variety of reimbursement programs that differ state by state and imposes reimbursement requirements applicable to both fee-for-service and managed care arrangements. These requirements are applicable to certain of our products. Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states and pricing information provided by manufacturers, such as AMP (average manufacturer price) and the lowest price available from the manufacturer during the rebate period to any entity in the United States in any pricing structure in the same quarter for which the AMP is computed (“Best Price”). The states share the rebates with the U.S. federal government. The rebate amount for most brand name drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and Best Price per unit as adjusted by the U.S. Consumer Price Index for All Urban Consumers (“CPI-U”), subject to certain exceptions. For example, the rebate amount for certain clotting factors such as Factor VIII and Factor IX is the greater of 17.1% of the AMP per unit or the difference between the AMP and the Best Price per unit as adjusted by the CPI-U, and the rebate amount for non-innovator multiple source (generic) drugs is equal to a minimum of 13.0% of AMP.

The availability of federal funds to pay for our products under Medicaid requires that we extend discounts under the 340B Program. The 340B Program extends prescription drug discounts to certain entities, including a variety of community health clinics and certain other entities that receive governmental health care grants, as well as hospitals that serve a disproportionate share of low income individuals, certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers. The 340B Program prescribes a pricing methodology based on a PHS Act ceiling price that generally cannot be greater than the AMP less the unit rebate amount established under the Medicaid drug rebate program. We have entered into a PPA with the government whereby we participate in the 340B Program by charging eligible entities no more than the PHS Act ceiling price for drugs intended for outpatient use. The HRSA (Health Resources & Services Administration) of the HHS, the federal agency overseeing the 340B Program, continually issues evolving requirements with respect to the 340B Program, which creates uncertainty.

Also as a condition for Medicaid reimbursement, we make our products available for purchase by authorized government users of the Federal Supply Schedule (“FSS”) pursuant to such users’ FSS contracts with the Department of Veterans Affairs. These transactions involve establishing a FSS price in negotiation with the Department of Veterans Affairs. Companies are also required to offer discounted drug pricing to four federal agencies — the Department of Veterans Affairs, the Department of Defense, the Coast Guard and the PHS (including the Indian Health Service) — for federal funding to be made available for reimbursement of products under the Medicaid program. Sales to those four federal agencies must utilize a ceiling price methodology that generally requires drug prices to be equal to or less than 24.0% off the non-federal AMP for the prior fiscal year.

Medicare and the 340B Program.

The primary Medicare programs that may affect reimbursement for the Grifols Group are Medicare Part B, which covers physician services and outpatient care, and Medicare Part D, which provides a voluntary outpatient prescription drug benefit.

Medicare Part B reimburses providers for certain covered drugs and biologicals furnished in the outpatient setting, such as physician offices and hospital outpatient settings. The rate of reimbursement historically has generally been of average sales price (“ASP”) + 6%. Starting January 1, 2018 a CMS rule reduced Medicare Part B reimbursement to a rate of ASP - 22.5%. Such reduction was ruled unlawful by the U.S. Supreme Court on June 15, 2022, causing CMS to reinstate the general ASP + 6% rate retroactively to January 1, 2018. Following this ruling, CMS issued a new rule on November 8, 2023 determining that affected hospitals will receive a one-time lump-sum amount equivalent to the approximate payment they would have received if the 2018-2022 340B Program payment policy had never existed. The 340B Program remains subject to legal challenges involving litigation that may result in program changes, which creates uncertainty. We believe that we meet the requirements of the 340B Program and are continuing to review and monitor these and other developments affecting the 340B Program. In addition, under the Bipartisan Budget Act of 2013 and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2032. The full ramifications of this sequestration for Medicare reimbursement remain uncertain, as further Congressional action may reduce, eliminate or otherwise change this payment reduction.

Medicare Part D coverage is administered through private insurers that contract with CMS. To obtain payments under this program, which covers certain of our products, we are required to negotiate prices with private insurers operating pursuant to federal program guidance, and these prices may be lower than we might otherwise obtain. In addition, the Medicare Part D Program had included a coverage gap feature, where once beneficiaries had expended certain amounts for drugs payable under Medicare Part D, Medicare Part D benefits were decreased for a period until certain levels of out-of-pocket spending were incurred by such beneficiaries. Pursuant to this coverage gap, drug manufacturers were required to provide a 70% discount (the “Coverage Gap Discount”) for certain drugs falling within a beneficiary’s coverage gap. However, as of January 1, 2025, under the federal Inflation Reduction Act of 2022, CMS eliminated the coverage gap design and Coverage Gap Discount, and implemented a “Manufacturer Discount Program” under which, after beneficiaries meet their Medicare Part D deductible, drug manufacturers generally must provide discounts of 10% on applicable drugs during an initial coverage phase and 20% during a catastrophic coverage phase. Because this new design is expected to decrease Medicare beneficiaries’ out-of-pocket costs, manufacturers’ share of those costs may increase. Consequently, our net revenue, beginning in 2025, may be adversely affected.

Additionally, the Inflation Reduction Act of 2022 provides Medicare, for the first time, with the ability to negotiate drug prices directly with drug manufacturers to determine the price Medicare will pay for certain drugs covered under Medicare Part D (effective as of 2026) and Medicare Part B (effective as of 2028). Certain drugs are excluded from the negotiation process, such as drugs with an orphan designation as their only FDA-approved indication and certain plasma-derived drugs. To the extent our drugs fall within any of the aforementioned excluded categories, Medicare would not have the ability to negotiate our prices for those drugs. Manufacturers that fail to comply with program requirements may be subject to civil monetary penalties and excise taxes.

Also under the Inflation Reduction Act of 2022, if a manufacturer increases the prices generally for brand name prescription drugs and biologicals covered under Medicare Part B or certain drugs and biologicals covered under Medicare Part D, in each case at a higher rate than the applicable inflation rate for such products, then such manufacturer will be required to pay rebates to Medicare. If our products are used by Medicare beneficiaries, we will be required to pay rebates to Medicare or potentially face fines representing the difference between the actual and the inflated prices. And, beginning in 2025, this law modifies a manufacturer’s liability relating to Medicare’s spending above a beneficiary’s out-of-pocket cap. In a December 13, 2023 guidance document, CMS generally outlined its calculation methodologies and processes, including certain adjustments (such as in the event of drug shortages, with, for example, certain greater reductions provided for plasma-derived products). CMS issued final rulemaking for the Medicare Prescription Drug Inflation Rebate Program on November 1, 2024, including to codify these programs. Beginning in 2025, CMS is required to begin issuing invoices to drug manufacturers for these rebates, including for years 2022, 2023 and 2024. Manufacturers’ failure to timely pay a rebate amount due may result in the imposition of civil monetary penalties. We are continuing to review and monitor these new Inflation Reduction Act programs under Medicare, which create uncertainty and may adversely affect our business.

Other Relevant Regulations.

The ACA imposes an annual fee on certain manufacturers and importers of branded prescription drugs and biologics in general if the entity has aggregated branded prescription drug and biologic sales of over $5.0 million to specified United States government health programs such as the Department of Veteran Affairs, or pursuant to coverage under such specified government health programs, such as Medicare Part B, Medicare Part D and Medicaid. The fee to each covered entity generally is calculated as an allocated portion of an aggregate amount of branded sales attributed to all covered entities, which aggregate amount is subject to change. From 2019 to the present date, the aggregate amount has been $2.8 billion. In addition, the Prescription Drug User Fee Act (“PDUFA”) sets forth user fees that pharmaceutical and biological companies pay to the FDA for certain applications for approvals of drugs and biologicals, licensing of certain biological products, and certain prescription drug program fees assessed annually for eligible products. The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures. The PDUFA is subject to reauthorization by Congress every five years and, in September 2022, the FDA User Fee Reauthorization Act of 2022 was signed into law, reauthorizing the PDUFA for fiscal years 2023 through 2027.

Federal, state and local governments in the United States have enacted and continue to consider additional legislation to limit the growth of healthcare costs, including the costs of prescription drugs. An increasing number of states in the United States have also proposed or passed legislation that seeks to directly or indirectly regulate pharmaceutical drug pricing, such as by requiring drug manufacturers to publicly report pricing information or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. For example, in June 2024, New York implemented a prescription drug price transparency law that requires prescription drug manufacturers to provide advance notice and explanation for certain drug price increases that exceed a specified threshold. Laws of this type may cause us to experience additional pricing pressures on our affected products, and could adversely affect our business.

Furthermore, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. Existing and future legislation could limit payments for our existing products or for drug candidates that we are developing, including possibly permitting the federal government to negotiate prices directly with manufacturers. This increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. For a discussion of certain risks related to reimbursement and pricing, see Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Healthcare Industry—United States Healthcare Reform may adversely affect our business.”

European Union Pharmaceutical Pricing and Reimbursement

Our operations in the E.U. are subject to regulations that affect the pricing and market access of our products. The governments of E.U. Member States are able to regulate the price of pharmaceutical products through cost containment measures applied to national healthcare systems. As such, over the last decades, governments in the E.U. Member States have been introducing severe Health Economics and Outcomes Research (“HEOR”) criteria, a multidisciplinary field that studies the economic, clinical and societal impact of healthcare interventions, to limit increases in costs, particularly with respect to innovative prescription drugs.

These HEOR criteria are being applied by Health Technology Assessment (HTA) organizations on a country basis, a process that evaluates the effects and impacts of health technologies and interventions to inform policy and decision-making in healthcare, and include cost-effectiveness analysis, budget impact models and added clinical benefits versus existing marketed (or in development) drugs being used as benchmarks for comparison to appraise the value proposition and determine the price and reimbursement levels. E.U. Member States are also seeking to limit healthcare expenditure by passing legislation and health policies to impose mandatory rebates for pharmaceutical products and financial claw-backs to the pharmaceutical industry. We expect that E.U. Member States will continue to pursue actions to reduce healthcare expenditures in the upcoming years.

Pricing and Reimbursement in Other Countries

Many countries around the world have been taking steps to control healthcare costs, particularly as they relate to prescription drugs. For example, in Asia, pharmaceutical pricing and reimbursement regulations vary significantly across countries, reflecting diverse healthcare infrastructures and economic conditions. In China, the government has implemented several reforms to control drug prices and improve access. The National Healthcare Security Administration (“NHSA”) oversees the centralized procurement of drugs, which has led to significant price reductions for many medications. In India, the National Pharmaceutical Pricing Authority (“NPPA”) regulates drug prices to ensure medicines remain affordable. The NPPA enforces the “Drug Price Control Orders,” which set ceiling prices for essential medicines based on factors like production costs and market competition. In addition, India’s promotion of generic medicines has been a cornerstone of its strategy to make healthcare more accessible and cost-effective.

Australia’s Medical Services Advisory Committee (“MSAC”) also uses a HTA framework to assess applications for public funding, including: (i) a PICO (population, intervention, comparator, outcome) to describe the population, intervention, comparator and outcome for the health service or technology; (ii) an assessment report (developed by the applicant or an HTA group) to review the clinical evidence and conduct economic and financial evaluations of the service or technology; (iii) an independent critique (commentary) of applicant-developed assessment reports; and (iv) consultation input from stakeholders.

Japan’s healthcare fees are administered on a fee-for-service (“FFS”) basis, in which the provider calculates reimbursements based on the number of points allocated for each item and is then reimbursed for the service or product based upon the number of points. The Japanese payment system (diagnosis procedure combination, or “DPC”) is similar to the diagnosis related groups (“DRG”) prospective payment system (“PPS”) found in the U.S. Although DPC has not resulted in lower costs due to its unique mix of PPS with FFS, there is strong opposition against further integration of PPS.

In Latin America, countries employ diverse strategies to regulate pharmaceutical pricing and reimbursement, often combining direct price controls with reference pricing systems. In Brazil, the Generic Medicine legislation, enacted in 1999, significantly impacts drug pricing by promoting the use of generic medicines to enhance affordability. The National Health Surveillance Agency (“ANVISA”) oversees the regulation and approval of these generics and the Chamber for Regulation of the Medicines Market (“CMED”) sets maximum prices for medications considering factors such as production costs and economic evaluations. In Argentina, the government also implements direct price controls, negotiating prices with pharmaceutical companies to maintain affordability. Both countries utilize reference pricing systems, benchmarking drug prices against those in other nations to ensure competitiveness and prevent excessive pricing.

In Canada, pharmaceutical pricing and reimbursement are governed by a combination of federal oversight and provincial/territorial collaboration. The Patented Medicine Prices Review Board (“PMPRB”) is a federal agency responsible for ensuring that prices of patented medicines are not excessive. It establishes maximum allowable prices by reviewing factors such as the prices of similar drugs in Canada and internationally. The pan-Canadian Pharmaceutical Alliance (“pCPA”) negotiates drug prices on behalf of public drug plans across provinces and territories, aiming to achieve consistent and lower drug costs. Furthermore, the Canadian Agency for Drugs and Technologies in Health (“CADTH”) conducts health technology assessments, including clinical and economic evaluations, to inform reimbursement decisions for most public drug plans.

Item 4.A.UNRESOLVED STAFF COMMENTS

None.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2024 and 2023, and for the three years ended December 31, 2024, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

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

We have prepared our audited consolidated financial statements as of December 31, 2024 and 2023, and for the three years ended December 31, 2024 in accordance with IFRS, as issued by the IASB. The financial information and related discussion and analysis contained in this item are presented in euros except as otherwise specified. Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2024 and 2023, and for the three years ended December 31, 2024.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.	Operating Results

Subsequent Events

Biotest AG Public Delisting Purchase Offer

On March 31, 2025, our Board approved the submission, through our subsidiary Grifols Biotest Holdings GmbH, of a public delisting purchase offer to acquire all no-par bearer common shares and all non-voting bearer preferred shares of our subsidiary Biotest AG. The Board’s intention is for the purchase price of €43.00 per common share and €30.00 per preferred share to be offered to the Biotest AG shareholders. The terms and conditions of the offer will be communicated in an offering document to be prepared and submitted to the approval of the German federal financial supervisory authority, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), in the coming weeks. No later than ten business days prior to expiration of the deadline for shareholders to accept the offer, we intend to apply to delist the Biotest AG shares and remove such shares from trading on the Frankfurt Securities Exchange.

Changes in Board of Directors

On February 25, 2025, Mr. Thomas Glanzmann, our non-executive Chairperson of the Board of Directors, announced that he will retire from the Board following our general shareholders’ meeting in 2025, expected to occur in June. Mr. Glanzmann will be replaced by independent Board member Ms. Anne-Catherine Berner as non-executive Chairperson. With the appointment of an independent Chairperson, the position of independent lead director will no longer be mandatory under Spanish law. Our Board will not propose the replacement of such vacancy and will propose to reduce the total number of Board members to 12 following the general shareholders’ meeting of 2025.

Acquisition of Plasma Collection Centers From ImmunoTek

On April 1, 2024, through our subsidiary Grifols Bio North America, LLC (“GNBA”), we acquired from ImmunoTek seven plasma collection centers located in the United States for $134.9 million. On July 1, 2024, GNBA acquired an additional seven U.S. plasma collection centers from ImmunoTek for $130.1 million. These transactions were carried out pursuant to the collaboration agreement entered into with ImmunoTek in 2021, amended in 2023 and 2024, to arrange for the construction, licensing and commissioning of 28 plasma collection centers in the U.S. Pursuant to this agreement, we formed ITK JV, a joint operation company through which we initially held a 75% interest in each of the 28 plasma collection centers, while ImmunoTek held the remaining 25%. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials” and Notes 3, 10 and 34 to our audited consolidated financial statements included in this annual report.

As scheduled under the collaboration agreement, effective as of January 2, 2025, we purchased eight plasma collection centers for a total amount of $158.9 million. Although the acquisition of the last six plasma collection centers was scheduled for January 2026, we amended the collaboration agreement with ImmunoTek to purchase these centers as of February 3, 2025, for a total purchase price of $122.4 million, $60.0 million of which we paid in advance and the remaining $62.2 million thereof will become due and payable on January 2, 2026 (as provided in the original agreement). Such payment deferral was documented in a promissory note issued by our subsidiary Biomat Holdings LLC in favor of ImmunoTek in an amount of $69.3 million (the “Promissory Note”), which includes management fees payable to ImmunoTek of approximately $7.0 million and with no interest accrual. The six plasma collection centers serve as collateral for the Promissory Note, which is guaranteed by Grifols, S.A.

Due to the acquisition of 14 centers in 2024 and the remaining 14 centers in 2025, we now fully own and manage (except for the last six centers acquired in February 2025, which we will begin managing on May 1, 2025), through our subsidiary Biomat Holdings LLC (which owns GNBA), all 28 plasma collection centers developed by ImmunoTek under the collaboration agreement entered into in July 2021. The collaboration with ImmunoTek has now been terminated (although ImmunoTek will continue to manage the last six centers until April 30, 2025 under a transitional services agreement) and GBNA is no longer a member of the ITK JV. On February 3, 2025, ImmunoTek released three of the five guarantees that GBNA had granted to ImmunoTek in June 2023 for lease contracts related to certain ImmunoTek plasma collection centers not affected by the collaboration under the ITK JV. The remaining two guarantees, with an aggregate amount of approximately $20 million, will remain in force for as long as the lease agreements remain in force. The amount of the guarantees will be reduced as and when the underlying lease term is reduced. See “—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions,” item 4 of this Part I “Information on the Company—B. Business Overview—Raw Materials” and Notes 3, 10 and 34 to our audited consolidated financial statements included in this annual report.

Factors Affecting Our Financial Condition and Results of Operations

Changes in accounting criteria and correction of errors

ITK JV

In 2021, we entered into a collaboration agreement with ImmunoTek for the opening and management of plasma donation centers (See Item 4 of this Part I “Information on the Company— A. History of and Development of the Company—Important Milestones” and “—Subsequent Events” above), resulting in the creation of a joint venture called ITK JV. Until fiscal year 2022, we had recognized our participation in the ITK JV as a financial investment. However, in 2024, after discussions with the CNMV (see “—Short Seller Reports” below), we concluded that this agreement should be recognized as a joint operation, requiring the recognition of assets, liabilities, and results of the jointly controlled entity.

Consequently, the assets and liabilities of the ITK JV were included in our consolidated audited financial statements as of and for the year ended December 31, 2024, in the amount of €151 million and €191 million, respectively, recognizing a negative adjustment in reserves of €40 million, net of translation differences. The integration was carried out prospectively from January 1, 2023. This negative adjustment to reserves relates mainly to the losses of the ITK JV in 2021, 2022 and 2023. To accurately present these losses in the respective income statements for each period, the comparative figures corresponding to the income statement for 2023 and 2022 have been restated in the consolidated financial statements as of and for the year ended December 31, 2024, the impact of which represents a reduction in results of €17 million and €23 million, respectively.

Shanghai RAAS

We made an incorrect application of the accounting treatment of the non-controlling interest in an associate, resulting in a correction to the equity-method investment in Shanghai RAAS. Under the agreement entered into with Shanghai RAAS in 2019, on March 30, 2020, we received Shanghai RAAS shares corresponding to 26.2% of its share capital in exchange for shares representing 45% of the economic rights of our subsidiary GDS. Consequently, we held a stake in an associate that, in turn, held a stake in GDS.

Since the IFRS do not specifically address the accounting treatment of non-controlling interests when an investment in an associate has a stake in a group company, we chose the accounting policy to (i) increase the percentage of ownership attributable to Grifols in GDS by the indirect interest Grifols obtained through its stake in Shanghai RAAS by 11.79% (26.2% of 45%), thereby reducing the non-controlling interest by that percentage, and (ii) exclude any amount recognized by Shanghai RAAS for its stake in GDS from the equity-method investment in Shanghai RAAS, as Grifols consolidates 100% of the GDS net assets. As a result, due to the accounting policy adopted in March 2020, Grifols had an attributable stake of 66.79% (55% + 11.79%) in GDS, while the non-controlling interest was reduced to 33.21%. This reduction in net equity attributable to the non-controlling interest was offset against consolidated reserves because it was a transaction with minority shareholders without loss of control.

As a result of selling the 20% equity stake in Shanghai RAAS in 2024 (see “—Recent Dispositions—Shanghai RAAS” below) we identified that the initial recognition of the investment in Shanghai RAAS should have excluded the amount that Shanghai RAAS held in GDS according to our accounting policy at the transaction date, amounting to €457 million. Therefore, the reduction in equity attributable to non-controlling interest should have decreased the investment in equity-accounted investee in Shanghai RAAS recognized in March 2020 instead of affecting consolidated reserves. Consequently, both the stake in Shanghai RAAS and the consolidated reserves are overstated by €457 million in our financial statements as and for the fiscal years 2020, 2021, 2022 and 2023.

In this context, we have restated in the comparative information in our consolidated financial statements as of and for the year ended December 31, 2024, the amounts related to “Investment in equity-accounted investees” and “Consolidated reserves” as of January 1, 2023, decreasing by €457 million, and the amounts related to ‘Investment in equity-accounted investees,’ ‘Non-current assets held for sale,’ and ‘Consolidated reserves’ as of December 31, 2023, decreasing by €113 million, €344 million and €457 million, respectively.

Despite this correction resulting in a reduction of equity of €457 million, the correction has had no impact on our income statement, representing an incorrect accounting treatment without affecting the correct results for each affected financial year. Therefore, the results recognized in the equity-method investment in Shanghai RAAS and the results attributable to both the Grifols, S.A. and the non-controlling interest in GDS in our audited consolidated financial statements for the years ended December 31, 2020, 2021, 2022 and 2023 are correctly accounted for. Following this correction, which decreased the carrying value of the investment in Shanghai RAAS, the net gain recorded from the sale of the 20% stake in Shanghai RAAS is accurately accounted for in the 2024 financial statements.

Consolidated Statement of Comprehensive Income

As a result of imprecise wording in the sign of the subheading “Equity accounted investees / Translation differences” of the Consolidated Statement of Comprehensive Income for the years ended December 31, 2023 and 2022, in the consolidated financial statements as of and for the year ended December 31, 2024, the sign of this caption has been modified, with the counterpart item being the subheading “Translation differences,” of the consolidated Statement of Comprehensive Income. As a result of this imprecision, this subheading has been modified for the amounts of €124 million and €61 million as of December 31, 2023 and 2022, respectively, against the subheading “Participation in other comprehensive income of the investments accounted for by the equity method - Translation differences.” This imprecise wording has not had any impact on the total heading “Translation differences” considered globally in the Consolidated Balance Sheet.

For more details on the changes in accounting criteria and correction of errors described above and how these changes affected our results, see Notes 2(d) and 10 to our consolidated financial statements as of and for the year ended December 31, 2024 included in this annual report on Form 20-F.

Short Seller Reports

On January 9, February 20 and March 6, 2024, a short seller firm issued reports questioning our accounting practices, corporate disclosures and commitment to transparency in an apparent attempt to drive down the market price of our shares. These reports contained numerous false and misleading statements. Nevertheless, the price of our Class A and Class B shares declined significantly and has continued to trade at dramatically lower prices than before the reports. The market for our shares has been highly volatile since the publication of the reports. On January 8, 2024, the prices of our Class A and Class B shares closed at €14.24 and €10.11, respectively. On March 7, 2024, the day following the publication of the third report by the short seller, the prices of our Class A and Class B shares closed at €6.93 and €4.93, respectively.

Furthermore, following the publication of the reports, the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”) opened an investigation in respect of the allegations made by the short seller firm and approached us with a number of inquiries, to which we have responded in a timely manner. On March 21, 2024, the CNMV issued its conclusions regarding its investigation, which confirmed that our financial statements and our indebtedness did not require a restatement. See “—CNMV Investigation’s Conclusions.” We have also voluntarily provided information to and responding to questions posed by the SEC to provide clarifications.

We have been working to restore the confidence of markets, shareholders and other stakeholders by undertaking a number of actions, including:

●	Providing full cooperation and collaboration with the investigation launched by the Spanish National Securities Market Commission CNMV and the information requests from the SEC;
●	Promptly communicating with all our stakeholders, sharing our clear response to the published reports by means of live conference calls and multiple official communications on our website, on the CNMV portal and on EDGAR. All press releases are publicly available on Grifols’ website (https://www.grifols.com/en/other-relevant-information); and
●	We established a working group comprising the members of our Audit Committee, senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications.

In addition, on January 26, 2024 we filed a complaint in the United States District Court for the Southern District of New York against the parties responsible for the false and misleading statements in the published reports to recover the financial and reputational damages caused to us and our stakeholders as a result of such statements. The defendants moved to dismiss the complaint, which we have vigorously opposed. As of the date of this annual report on Form 20-F, the motion is pending before the Court.

CNMV’s Investigation Conclusions and Administrative Sanction Procedure

As a result of the publication of certain reports by a short seller that included numerous false and misleading statements, more fully described in “—Short Seller Reports” above, the CNMV opened an investigation in respect of the allegations made by the short seller firm and approached us with a number of inquiries, to which we responded in a timely manner.

On March 21, 2024, the CNMV issued its conclusions regarding its investigation. Most importantly, the CNMV concluded that it did not identify any need to have Grifols restate its financial statements and that all analyzed related party transactions have been carried out on an arm’s length basis. The CNMV also concluded that it had found no evidence that the financial indebtedness of Grifols as reflected in its financial statements does not comport with the facts. These conclusions constitute a rejection of the claims made by the short seller firm on these points.

Specifically, the CNMV found reasonable and consistent with IFRS, Grifols’ accounting treatment of the following:

●	the consolidation of Haema GmbH (formerly known as Haema AG) and BPC Plasma Inc. in Grifols’ financial statements;
●	the acquisition in 2021 of 25 plasma collection centers from BPL Plasma, Inc., which Grifols accounted for as a business acquisition;
●	the consolidation of GDS as a controlled company as a result of the 2019 agreement with Shanghai RAAS; and
●	the consolidation of Haema Plasma Kft as a controlled company since 2022.

The CNMV did consider that the transaction with ImmunoTek (see Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials” and Note 10 to the audited consolidated financial statements included in this annual report) should have been accounted for as a joint arrangement pursuant to IFRS 11 instead of a financial investment. This conclusion resulted in the correction of errors in the comparative figures of prior periods in our consolidated financial statements as of and for the year ended December 31, 2024. See “—Changes in Accounting Criteria and Correction of Errors” above.

In addition, the CNMV identified the following areas for improvement in our periodic disclosures: (i) the level of detail of certain explanatory notes in our financial statements, (ii) the breakdown and level of detail of related party transactions, and (iii) the presentation of non-accounting financial performance indicators. At the request of the CNMV, on April 4, 2024, we published a note to the market providing additional information and explanations about these areas of improvement and other financial disclosures. Such note was furnished to the SEC as a current report on Form 6-K.

On September 25, 2024, the Executive Committee of the CNMV initiated an administrative sanctioning procedure against us. This procedure was based on the conclusions and areas for improvement described above. Grifols formally submitted our defense against the sanction on November 7, 2024. The CNMV’s proposed financial sanction does not exceed €1.0 million. As of the date of this annual report, the administrative sanctioning procedure is still ongoing. See Note 29 to our consolidated financial statements as of and for the year ended December 31, 2024 included in this annual report on Form 20-F.

On September 25, 2024, the CNMV also initiated a sanctioning proceeding against the short seller firm that issued the reports described above. In its official public announcement, the CNMV stated that it had identified well-founded indications of manipulation of information in the short sellers’ actions by including biased, false or misleading elements in its report of January 9, 2024, as well as a breach of the obligations relating to the objective presentation of investment recommendations. Additionally, the CNMV mentioned in its public announcement that it forwarded all information regarding the possible manipulative conduct by the short seller firm to the Spanish Public Prosecutor’s Office, which found grounds for criminal actions and initiated a criminal proceeding against Gotham at the Spanish High National Court.

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

As of December 31, 2024, we operated over 400 plasma collection centers located across the United States, Europe, across Germany, Austria and Hungary; Canada and Egypt (through our joint venture with NSPO). We have expanded our plasma collection network through a combination of organic growth, by opening new plasma collection centers, and acquisitions. In 2025, we completed the acquisition of 28 plasma collection centers in the United States from ImmunoTek. In 2022, we acquired Biotest AG and with it, 28 new plasma collection centers. In 2021, we acquired 25 plasma collection centers from BPL Plasma Inc, seven U.S. plasma donation centers and one Canadian plasma center from Kedplasma, LLC. In 2020 and 2019, we acquired 37 plasma collection centers and ten blood donation centers as part of transactions involving Grifols Bio Supplies Inc (which succeeded the Interstate Bloodbank Group) and GC Pharma.

In addition, we are focused on optimizing our plasma collection center network by closing or consolidating underperforming centers, having closed 18 underperforming centers in 2022 and having closed or consolidated seven centers in 2023.

Recent Acquisitions

Acquisition of plasma collection centers from ImmunoTek

Effective as of February 3, 2025, we completed the acquisition of 28 plasma collection centers in the United States from ImmunoTek. This acquisition was completed pursuant to the collaboration agreement entered into with ImmunoTek on July 29, 2021, amended in 2023 and 2024, to arrange for the construction, licensing and commissioning of the 28 centers. Pursuant to this collaboration agreement, we formed ITK JV, a joint operation company through which we initially held a 75% interest in each of the 28 plasma collection centers, while ImmunoTek held the remaining 25%. In 2024, we acquired 14 collection centers for an aggregate amount of $265.0 million and, in 2025, we acquired the remaining 14 centers for an aggregate amount of approximately $281.3 million. See Item 5 of this Part I “Operating and Financial Review and Prospects—A. Operating Results—Subsequent Events,” item 4 of this Part I “Information on the Company—B. Business Overview—Raw Materials” and Notes 3, 10 and 34 to our audited consolidated financial statements included in this annual report.

Haema Plasma Kft.

On October 31, 2024, through our subsidiary GWWO, we acquired 100% of the capital of Haema Plasma Kft. from Scranton Plasma, B.V. for an amount of €35.0 million. See Notes 3(e) and 31 to our consolidated financial statements as of and for the year ended December 31, 2024, included to this annual report. See also Item 7 of this Part I “Principal Shareholders and Related Party Transactions—B. Related Party Transactions—Haema Plasma Kft.”

Saskatoon plasma center

On July 7, 2023, through our wholly-owned subsidiary Grifols Canada Plasma, Inc. (formerly known as Prometic Plasma Resources, Inc.), we acquired a plasma donation center in Saskatoon (Canada) from Canadian Plasma Resources Corporation for approximately €8.0 million. See Note 3(a) to our consolidated financial statements as of and for the year ended December 31, 2024, included to this annual report.

Access Biologicals, Inc.

On June 15, 2022, through our subsidiary Chiquito Acquisition Corp., we acquired 51% of the voting shares of Access Biologicals LLC, a company based in San Diego, California, for $142 million. We had acquired 49% of the voting shares of such company in January 2017 for $51 million. Access Biologicals LLC’ core business was the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provided support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development. Effective as of April 1, 2023, Chiquito Acquisition Corp. and Access Biologicals LLC, as well as its subsidiaries Access Plasma, LLC and Access Cell Culture, LLC, merged with and into our subsidiary Grifols Bio Supplies Inc, which was the surviving entity of the merger.

Biotest AG Acquisition

On April 25, 2022, we acquired from TIIL 100% of the equity interests in Biotest Holdings, a German privately held stock corporation, and accepted an assignment from TIIL of certain shareholder loans granted by TIIL to Biotest Holdings. Biotest Holdings in turn owned 89.88% of the ordinary shares and 1.08% of the preferred equity shares of Biotest AG, a German stock corporation listed on the Frankfurt Stock Exchange. The purchase price for the acquisition of Biotest Holdings was €1,090,518,254, which included a loan receivable of €318 million granted by Biotest Holdings to Biotest AG. In addition, (1) we completed a voluntary tender offer to all remaining shareholders of Biotest AG to acquire their ordinary and preferred shares, where we acquired 1,250,298 ordinary shares (for €43.00 per share) and 8,340,577 preferred shares (for €37.00 per share) and (2) we acquired 185,359 ordinary shares in May 2022 following the exercise of a legal put right provided by applicable German corporate laws by former shareholders of Biotest AG. The acquisition of Biotest Holdings, the voluntary tender offer and the acquisition of shares pursuant to the put right have brought our interest in Biotest AG to 97.13% of the voting rights and 70.18% of the share capital.

In order to fund this acquisition, on October 5, 2021, our wholly-owned subsidiary Grifols Escrow Issuer, S.A.U. (the “Escrow Issuer”) issued €1,400.0 million senior notes that will mature on October 15, 2028 and bear interest at 3.875% per annum and $705.0 million senior notes that will mature on October 15, 2028 and bear interest at 4.750% per annum. Following the successful fulfilment of all applicable conditions precedent therefor, on June 27, 2023, but for accounting purposes effective as of January 1, 2023, the Escrow Issuer was merged with and into the Company, with the Company as the surviving entity and assuming all the obligations of the Escrow Issuer under the notes. See “—B. Liquidity and Capital Resources—Sources of Credit—The 2021 Notes.”

Biotest AG is a global company that specializes in innovative hematology and clinical immunology solutions. Headquartered in Dreieich (Germany), it develops, produces and markets biological medicinal products with applications in hematology, clinical immunology and intensive care. Biotest AG’s current portfolio includes 12 different products with a global commercial footprint in more than 90 countries, employing approximately 2,600 people around the world.

On March 31, 2025, our Board approved a public delisting offer to be extended to the minority shareholders of Biotest AG. See Item 5 of this Part I, See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Subsequent Events—Biotest AG Public Delisting Purchase Offer Recent Acquisitions—Biotest AG Acquisition.”

Recent Dispositions

Shanghai RAAS

On June 18, 2024, we closed the sale of a 20% equity stake in Chinese company Shanghai RAAS in exchange for approximately $1.8 billion, while retaining a stake in Shanghai RAAS of 6.58%, to the Haier group (“Haier”).

As part of the agreement with Haier, (1) we retained a director on the board of directors of Shanghai RAAS; (2) we and Haier shall not transfer any of our respective shares in Shanghai RAAS for a period of three years following the closing of the transaction; and (3) we committed to (a) cause our subsidiary GDS, in which Shanghai RAAS owns 45% of the economic rights and 40% of the voting rights, to achieve an aggregate earnings before interest, taxes, depreciation and amortization of $850 million for the period from 2024 to 2028, provided that any deficit in such performance would oblige us to indemnify Shanghai RAAS in an amount equivalent to a percentage of said deficit proportionate to the percentage of GDS’ capital stock held by Shanghai RAAS on such date, (b) cause GDS to distribute 50% of its distributable profit to its shareholders in the period between 2024 and 2028, and (c) assign the voting rights relating to our remaining 6.58% of Shanghai RAAS shares to Haier for a period of ten years from the payment of the purchase price by Haier. Based on the historical performance of GDS, we believe that GDS will achieve the operational performance requirement and no indemnification will become due.

As part of the Strategic Alliance and Share Purchase Agreement, we have extended the term of our existing exclusive albumin distribution agreement with Shanghai RAAS through 2034, with the possibility for an additional ten-year extension, and guaranteed minimum supply volumes thereunder through 2028. We have maintained and extended our presence in China, with our sights set on further developing the Chinese plasma industry and exploring new opportunities and synergies in the diagnostic sector, while using the proceeds of the sale to significantly reduce debt. See Notes 10, 12 and 29 to our audited consolidated financial statements included in this annual report.

Subject to certain minority shareholder remedies in the charters of Biomat USA and Biomat Newco, we continue to oversee all aspects of the Biomat Group’s management and operations. All plasma collected by the Biomat Group will continue to be supplied to us for the production of plasma-derived medicines, through a long-term plasma supply agreement.

MedKeeper

In July 2022, our subsidiary Grifols Shared Services North America Inc. sold substantially all of the assets of the U.S. technology firm Geotech, LLC, doing business as Medkeeper (“MedKeeper”) to affiliates of the U.S. company Becton, Dickinson and Company for a total adjusted purchase price of $91.6 million. As a consequence of this divestment, we recognized an income of €23.1 million in our statement of profit and loss. We had acquired 51% of the equity interests of MedKeeper for $98 million in January 2018, and the remaining 49% in November 2020 for $60.2 million.

Operational Improvement Plan

In 2023, we implemented an operational improvement plan designed to reinforce our competitiveness and build a more streamlined, efficient and cost-effective global organization (the “Operational Improvement Plan”). The plan focused on three major areas: optimizing plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization.

The first part of the plan, optimization of plasma costs and operations, improved our plasma procurement operations and enabled us to maintain desired plasma volumes while reducing the cost per liter of plasma through the following set of measures:

●	closure or consolidation of 18 underperforming plasma collection centers in 2022 and seven in 2023;
●	reduction in compensation paid to plasma donors;
●	enhanced productivity from our workforce, measured in plasma collection per full time employee; and
●	installation of new and more efficient plasmapheresis equipment, which increases yield.

The second part of the plan, streamlining corporate functions, caused a reduction in staff in 2023 of approximately 8.0% of our workforce (or approximately 2,000 employees), mainly in plasma operations in the United States, by means of initiatives such as:

●	centralizing and automating functions;

●	more fully sharing services across business units;
●	consolidating vendors;
●	streamlining reporting structures;
●	a labor force reduction plan (ERE) in Spain, which affected 51 employees; and
●	eliminating duplicative functions and positions.

The third part of the plan, enhancing other efficiencies across the organization, enabled us to reduce operational costs related to, among other things, global procurement, logistics, and facilities. Such reductions in operational costs required initiatives such as:

●	real estate rationalization affecting certain offices, but not industrial facilities; and
●	establishing global organizations around commercial, industrial and supply chain functions.

The Operational Improvement Plan has increased our operating cash flow and improved our financial performance, resulting in cost savings in our operations. In 2024, our operating cash flows were €902 million, up from €219 million in 2023, driven in part by the sustained impact of the measures implemented under the plan. In 2023, measures under the Operational Improvement Plan resulted in a 32.0% rise in plasma collections per full-time employee, signaling improved labor productivity, and a 5.0% reduction in the manufacturing costs of our products in 2023 as compared to 2022.

In accordance with IFRS accounting rules, the effects mentioned above are of a non-recurring nature as they relate to one-off, extraordinary measures. In 2022, we incurred costs of €36.1 million, mainly related to the closure of 18 plasma collection centers with the aim of optimizing our plasma center network. In 2024 and 2023, we recorded a reorganization impact of €36.0 million and a €159.3 million, respectively, related to the Operational Improvement Plan. In 2024, this charge related mainly to severance payments, advisory fees, and other reorganization activities.

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

Year ended December 31, 2024, as compared to the year ended December 31, 2023:

	Year Ended December 31,		Change
Consolidated Statement of Profit and Loss Data	2024	2023(1)	€	%

	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	7,212,382	6,591,977	620,405	9.4%
Cost of sales	(4,417,844)	(4,108,495)	(309,349)	7.5%
Gross margin	2,794,538	2,483,482	311,056	12.5%
Research and development	(384,036)	(395,282)	11,246	(2.8)%
Selling, general and administration expenses	(1,255,291)	(1,372,665)	117,374	(8.6)%
Operating expenses	(1,639,327)	(1,767,947)	128,620	(7.3)%
Other Income	—	3,042	(3,042)	—
Profit/(loss) of equity accounted investees with similar activity to that of the Group	36,804	63,740	(26,936)	(42.3)%
Operating result	1,192,015	782,317	409,698	52.4%
Finance income	44,423	62,430	(18,007)	(28.8)%
Finance costs	(714,765)	(596,884)	(117,881)	19.7%
Dividends	2,060	—	2,060	—
Financial costs of sale of trade receivables	(30,782)	(24,993)	(5,789)	23.2%
Change in fair value of financial instruments	19,882	1,459	18,423	1,262.7%
Impairment of financial assets	(9,081)	—	(9,081)	—
Exchange differences	(59,756)	(16,386)	(43,370)	264.7%
Finance result	(748,019)	(574,374)	(173,645)	30.2%
Profit/(loss) of equity accounted investees	—	(922)	922	—
Profit before income tax	443,996	207,021	236,975	114.5%
Income tax expense	(231,190)	(43,349)	(187,841)	433.3%
Consolidated net profit	212,806	163,672	49,134	30.0%
(1)

The financial information as of and for the year ended December 31, 2023 has been restated to apply changes in criteria and correct errors. See “Factors Affecting Our Financial Condition and Results of Operations—Changes in accounting criteria and correction of errors” above and see Notes 2(d) and 10 to our consolidated financial statements as of and for the year ended December 31, 2024, included in this annual report on Form 20-F.

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue, which is mainly generated by the sale of goods. See Notes 5 and 24 to our audited consolidated financial statements included in this annual report on Form 20-F.

Our business units reported a record performance in 2024 in terms of total consolidated net revenue. Our net revenue increased by 9.4% (10.3% at constant currency), or €620.4 million, in 2024, reaching €7.2 billion compared to €6.6 billion in 2023. These results were mainly attributed to reduction in the cost per liter of plasma collected, strong demand for our key proteins, positive volume growth and product mix across global markets, with the increase in total net revenue being largely due to the performance of our Biopharma business unit, as explained below.

The following table reflects a summary of net revenue by each of our business units for 2024, as compared to 2023:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by business unit	2024	net revenue	2023	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
Biopharma	6,142,588	85.2%	5,558,301	84.3%	10.5%	11.3%
Diagnostic	644,898	8.9%	670,269	10.2%	(3.8)%	2.1%
Bio Supplies	215,664	3.0%	159,957	2.4%	34.8%	35.3%
Others	209,232	2.9%	203,450	3.1%	2.8%	3.5%
Intersegments	—	—	—	—	—	—
Total	7,212,382	100.0%	6,591,977	100.0%	9.4%	10.3%
(1)	Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

Biopharma. Net revenue for the Biopharma business unit increased by 10.5% (11.3% at constant currency) from in €5.6 billion in 2023 to €6.1 billion in 2024. This increase was mainly due to solid performance of key proteins driven by strong global underlying demand, lower cost per liter of plasma collected, strong results from sales outside the United States and Canada and a favorable volumes and product mix. In 2024, there was an increase in sales of immunoglobulins (one of our main proteins representing approximately 60% of the Biopharma business units’ revenue), the net revenue of which grew by 14.5% (15.3% at constant currency) fueled by strong demand for intravenous immunoglobulin (IVIG) and subcutaneous immunoglobulin (SCIG) Xembify®, with SCIG reporting an increase of 15.3% (55.5% at constant currency).

In 2024, net revenue from our albumin sales increased by 7.1% (8.0% at constant currency) as compared to 2023, continuing to see increased demand across China and the U.S. Net revenue from sales of Alpha-1 and specialty proteins increased by 4.1% (4.9% at constant currency) in 2024 as compared to 2023. The U.S. Alpha-1 franchise continues recovering momentum following the transition of the specialty pharma distributor in early 2024, while demand for rabies immunoglobulin continued to be solid.

Diagnostic. The Diagnostic business unit decreased by 3.8% (a 2.1% decrease at constant currency) from €670.2 million in 2023 to €644.9 million in 2024. The performance of this business unit was driven primarily by our established strong market position in the Blood Typing Solutions (BTS) and Molecular Donor Screening (MDS) businesses. This growth was supported by broad geographic demand across all relevant markets and increased blood and plasma donations.

Net revenue from sales of our BTS increased by 11.5% (a 14.2% increase at constant currency) while the MDS business net revenue decreased by 5.3% (a 3.9% decrease at constant currency). These results were driven by our broad geographic demand across all relevant markets and increased blood and plasma donations.

Bio Supplies. Net revenue from Bio Supplies increased by 34.8% (35.3% at constant currency), from €160.0 million in 2023 to €215.7 million in 2024, mainly due to strong sales of bio supplies commercial products to third-party biopharma companies and the integration of access biologicals, expanding market reach and customer base.

Others. Net revenue from Others increased by 2.8% (3.5% at constant currency) from €203.5 million in 2023 to €209.2 million in 2024. This increase was due to the expansion of our Healthcare Solutions business line, driven by the demand of hospital solutions for parenteral nutrition and compounding pharmacy services.

The following table reflects a summary of net revenue by each of our geographic regions for 2024 as compared to 2023:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Region	2024	net revenue	2023	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
European Union(2)	1,541,338	21.4%	1,255,927	19.1%	22.7%	22.7%
United States and Canada	4,087,030	56.7%	3,898,961	59.1%	4.8%	5.6%
Rest of the World	1,584,014	22.0%	1,437,089	21.8%	12.2%	10.2%
Total	7,212,382	100.0%	6,591,977	100.0%	9.4%	10.3%
(1)	Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”
(2)	Net revenue earned in the European Union includes net revenue earned in Spain.

Net revenue in the United States and Canada increased by 4.8% (5.6% at constant currency) from €3.9 billion in 2023 to €4.1 billion in 2024. This 4.8% increase was mainly due to the continued underlying demand in the U.S. market. Meanwhile, net revenue in the European Union increased by 22.7 (22.7% at constant currency) from €1.3 billion in 2023 to €1.5 billion in 2024, mainly due to relevant launches of new IG franchise products in several core European countries. Net revenue in the Rest of the World increased by 12.2% (10.2% at constant currency) from €1.4 billion in 2023 to €1.6 billion in 2024, mainly due to volume growth and geographic diversification globally.

Cost of sales

Cost of sales increased by 7.5% from €4.1 billion in 2023 to €4.4 billion in 2024. Cost of sales as a percentage of net revenue decreased to 61.3% in 2024 compared to 62.3% in 2023. This was mainly due to the continued decline in cost per liter of plasma collected (decrease of 4.4% in 2024 as compared to 2023), yield improvements and collection efficiencies throughout our plasma center network. See “—Factors Affecting our Financial Condition and Results of Operations—Operational Improvement Plan” and Item 4 of this Part I, “Information on the Company—Business Overview— Raw Materials.”

Gross Margin

The increase in gross margin from 37.7% of net revenue in 2023 to 38.7% in 2024 was mainly due to strong revenue growth and lower cost per liter of plasma as a result of continued improvements in yields and plasma center operations. See “—Operational Improvement Plan” and Item 4 of this Part I, “Information on the Company—Business Overview—Raw Materials.”

Research and development

Research and development spending decreased by 2.8%, from €395.3 million in 2023 to €384.0 million in 2024. This slight reduction in spending was due to a more efficient and disciplined approach to our research and development projects and pipeline, signaling a shift toward fewer, higher-priority, and strategic projects. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses decreased by 8.6% from €1.4 billion in 2023 to €1.3 billion in 2024. This decrease was due to a 77.4% reduction, from €159.3 million in 2023 to €36.0 million in 2024, in the non-recurring reorganization costs composed mainly of severance payments and consultant fees associated with our Operational Improvement Plan.

Finance result

Finance result in 2024 represented a loss of €748.0 million in 2024, compared to a loss of €574.4 million in 2023. The increase mainly results from higher interest expenses on new senior secured bonds issued in 2024 (7.5% for the April 2024 Notes and 7.125% for the December 2024 Notes) compared to the bonds redeemed in 2024 (3.2% for the 2017 Notes and 1.625% for series of 2019 Notes). In addition, finance costs from other financial liabilities included expenses related to the Biomat Transactions, pursuant to which the GIC Investor redeemed another class B share of Biomat Newco, and capitalized interest rates increased to a range of 6.88%–7.38% compared to 6.03%–6.79% in the prior year.

Income tax expense

In 2024, we had a profit before income tax of €444.0 million and income tax expense of €231.2 million, which represents a tax rate of 52.1%. Our effective tax rate increased from 19.3% in 2023 to 52.1% in 2024, primarily due to extraordinary taxes incurred in relation to the Shanghai RAAS transaction for an amount of €32 million and to an increase in the uncertain tax provision in Spain, from €76.6 million in 2023 to €136.7 million in 2024, resulting from assessments by the Spanish tax authority in respect of differing interpretations of transfer pricing.

Year ended December 31, 2023, as compared to the year ended December 31, 2022:

	Year Ended December 31,		Change
Consolidated Statement of Profit and Loss Data	2023(1)	2022(1)	€	%

	(in thousands of euros, except for percentages)
Continuing Operations
Net revenue	6,591,977	6,063,967	528,010	8.7%
Cost of sales	(4,108,495)	(3,850,257)	(258,238)	6.7%
Gross margin	2,483,482	2,213,710	269,772	12.2%
Research and development	(395,282)	(361,140)	(34,142)	9.5%
Selling, general and administration expenses	(1,372,665)	(1,195,847)	(176,818)	14.8%
Operating expenses	(1,767,947)	(1,556,987)	(210,960)	13.5%
Other Income	3,042	22,235	(3,042)	(86.3)%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	63,740	103,478	(39,738)	(38.4)%
Operating result	782,317	782,436	(119)	0.0%
Finance income	62,430	33,859	28,571	84.4%
Finance costs	(596,884)	(478,323)	(118,561)	24.8%
Dividends	—	—	—	—
Financial costs of sale of trade receivables	(24,993)	(18,201)	(6,792)	37.3%
Change in fair value of financial instruments	1,459	11,999	19,660	(87.8)%
Impairment of financial assets	—	—	—	—
Exchange differences	(16,386)	7,725	(28,385)	(312.1)%
Finance result	(574,374)	(442,941)	(131,433)	29.7%
Profit/(loss) of equity accounted investees	(922)	(1,482)	560	(37.8)%
Profit before income tax	207,021	338,013	(130,992)	(38.8)%
Income tax expense	(43,349)	(90,111)	46,762	(51.9)%
Consolidated net profit	163,672	247,902	(84,230)	(34.0)%
(1)

The financial information as of and for the years ended December 31, 2023 and 2022 has been restated to apply changes in criteria and correct errors. See “Factors Affecting Our Financial Condition and Results of Operations—Changes in accounting criteria and correction of errors” above and see Notes 2(d) and 10 to our consolidated financial statements as of and for the year ended December 31, 2024, included in this annual report on Form 20-F.

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue, which is mainly generated by the sale of goods. See Note 24 to our audited consolidated financial statements included in this annual report on Form 20-F.

Our business units reported a record performance in 2023 in terms of total consolidated net revenue. Our net revenue increased by 8.7% (10.9% at constant currency), or €528.0 million, in 2023, reaching €6.6 billion compared to €6.1 billion in 2022. Positive market dynamics, including strong demand for our key proteins, in conjunction with the recovery of our plasma collection volumes were critical to these results, with the increase in total net revenue being largely due to the performance of our Biopharma business unit, as explained below.

The following table reflects a summary of net revenue by each of our business units for 2023, as compared to 2022:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by business unit	2023	net revenue	2022	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
Biopharma	5,558,301	84.3%	5,005,382	82.5%	11.1%	13.3%
Diagnostic	670,269	10.2%	671,292	11.1%	(0.2)%	2.3%
Bio Supplies	159,957	2.4%	146,076	2.4%	9.5%	11.3%
Others	203,450	3.1%	250,165	4.0%	(18.7)%	(17.8)%
Intersegments	—	—	(8,948)	(0.1)%	(100.0)%	(100.0)%
Total	6,591,977	100.0%	6,063,967	100.0%	8.7%	10.9%
(1)

Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

Biopharma. Net revenue for the Biopharma business unit increased by 11.1% (13.3% at constant currency) from €5.0 billion in 2022 to €5.6 billion in 2023. This increase was mainly due to solid performance of key proteins driven by higher plasma supply, robust underlying demand, strong results from sales outside the United States and Canada and a favorable pricing environment and product mix. In 2023, there was an increase in sales of immunoglobulins (one of our main proteins representing approximately 55% of the Biopharma business unit’s revenue), the net revenue of which grew by 14.9% (17.2% at constant currency) fueled by strong demand for intravenous immunoglobulin (IVIG), the launch of the subcutaneous immunoglobulin (SCIG) Xembify® in several European countries and Australia, as well as its growth in key markets such as the United States, which caused a 40.0% increase in sales of such product.

In 2023, net revenue from our global albumin sales increased by 17.6% as compared to 2022, mainly as a result of a 40.0% growth in China fueled by higher demand and price increases. Net revenue from sales of Alpha-1 decreased by 2.1% in 2023 as compared to 2022. However, a gradual recovery of alpha-1 sales in European countries led to a growth of 2.4% in the fourth quarter of 2023 on a year-on-year analysis in relation to the same period of 2022. Other commercial milestones factoring into the results of our Biopharma business unit included the commercial expansion of Tavlesse and Vistaseal.

Diagnostic. The Diagnostic business unit’s net revenue remained stable with a 0.1% decrease (a 2.3% increase at constant currency) from €671.3 million in 2022 to €670.2 million in 2023. The performance of this business unit was driven primarily by a notable growth of 6.3% (8.9% at constant currency) in net revenue derived from the sale of blood typing solutions in the main countries we sell to, including the United States, Argentina, Brazil, Spain and Saudi Arabia.

Net revenue from sales of our NAT blood and plasma screening solutions decreased by 2.6% (a 0.4% increase at constant currency). The result from sales of our NAT technology was negatively impacted by pricing concessions in the context of extending a significant contract with a key customer. This negative impact was partially offset by strong revenue from sales to the Asia-Pacific countries and progress in the U.S. tissue and organ testing markets. Successful tender wins in key regions in a partnership with the Australian Red Cross also contributed to offset the abovementioned negative impact.

Revenue from recombinant proteins increased by 1.2% (2.3% at constant currency), driven by demand in the main regions we sell to, especially the United States, and by a ten-year supply agreement with a key partner. Other important achievements fueling the growth of this business unit in 2023 were (1) the U.S. launch of AlphaID™ At Home, an innovative solution to detect alpha-1 deficiency, a genetic disease whose symptomology is similar to COPD and (2) the launch of our CD38 solution, the first soluble recombinant protein to facilitate pre-transfusion compatibility testing in patients with multiple myeloma.

Bio Supplies. Net revenue from Bio Supplies increased by 9.5% (11.3% at constant currency), from €146.1 million in 2022 to €160.0 million in 2023, mainly due to the continued integration of our subsidiary Access Biologicals (acquired in 2022), which expanded the product portfolio of this business unit, and by sales of hyperimmune plasma to third parties.

Others. Net revenue from Others decreased by 18.7% from €250.2 in 2022 to €203.5 million in 2023 (though at constant currency this represented a 4.0% increase). This decrease was due to the sale of certain companies and assets formerly part of our hospital division, a business unit that we shut down in 2022.

The following table reflects a summary of net revenue by each of our geographic regions for 2023 as compared to 2022:

	Year ended		Year ended
	December 31,	% of total net	December 31,	% of total
Summary of Net Revenue by Region	2023	revenue	2022	net revenue	% var	% var CC(1)

	(in thousands of euros, except for percentages)
European Union(2)	1,255,927	19.1%	1,032,210	17.0%	21.7%	21.7%
United States and Canada	3,898,961	59.1%	3,855,607	63.6%	1.1%	3.4%
Rest of the World	1,437,089	21.8%	1,176,150	19.4%	22.2%	25.9%
Total	6,591,977	100.0%	6,063,967	100.0%	8.7%	10.9%
(1)

Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

(2)	Net revenue earned in the European Union includes net revenue earned in Spain.

Net revenue in the United States and Canada had a slight increase of 1.1% (3.4% at constant currency) from €3.85 billion in 2022 to €3.9 billion in 2023. This 1.1% increase represents a lower growth rate than that of the overall market for our products in the region, and is mainly due to our focus on increasing presence in other markets, combined with the loss of certain accounts in the United States in 2022 caused by temporary competitive pressures and plasma supply constraints due to the COVID-19 pandemic. With the improvement of our plasma supply and decrease in cost per liter of plasma collected, we believe we will recover such U.S. accounts in 2024. Meanwhile, net revenue in the European Union increased by 21.7% from €1.0 billion in 2022 to €1.3 billion in 2023, mainly due to a significant growth in Xembify sales and new commercial approvals that have enabled increased sales of different product mixes in the region. Net revenue in the Rest of the World increased by 22.2% (25.9% at constant currency) from €1.2 billion in 2022 to €1.4 billion in 2023, mainly due to favorable price increases globally.

Cost of sales

Cost of sales increased by 6.7% from €3.8 billion in 2022 to €4.1 billion in 2023. Cost of sales as a percentage of net revenue decreased to 62.3% in 2023 compared to 63.5% in 2022. This was mainly due to the reduction in the cost per liter of plasma collected and the reductions in our overall cost base enabled by the Operational Improvement Plan. See “—Factors Affecting our Financial Condition and Results of Operations—Operational Improvement Plan” and Item 4 of this Part I, “Information on the Company—Business Overview— Raw Materials.”

Gross Margin

The increase in gross margin from 36.5% of net revenue in 2022 to 37.7% in 2023 was mainly due to strong revenue growth and lower cost per liter of plasma as a result of (1) the easing of COVID-19 constraints, which allowed plasma donations to resume at the U.S.-Mexico border starting in September 2022, in turn resulting in an increase in donors and a 10.0% increase in our plasma supply in 2023, and (2) the cost-saving initiatives under the Operational Improvement Plan. See “—Operational Improvement Plan” and Item 4 of this Part I, “Information on the Company—Business Overview—Raw Materials.” Our 2023 income statement has started to reflect the benefits from the drop in cost per liter following its all-time high in July 2022, taking into account the approximate nine-month lag in inventory accounting in the plasma industry. The reduction in cost per liter led to a higher gross margin in the second half of 2023.

Research and development

Research and development spending increased by 9.5%, from to €361.1 million in 2022 to €395.3 million in 2023. These results underscore the integration of Biotest AG’s projects into our portfolio, as well as our ongoing efforts to integrate and develop cutting-edge projects such as those of Alkahest and GigaGen. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses increased by 14.8% from €1.2 billion in 2022 to €1.4 billion in 2023. A significant part of such increases was driven by reorganization costs composed mainly of severance payments and fees paid to consultants and advisors associated with our Operational Improvement Plan. Additionally, we had some remaining cost increases in connection with the completion of the integration of Biotest AG and general inflationary pressures.

Finance result

Finance result in 2023 represented a loss of €574.4 million in 2023, compared to a loss of €442.9 million in 2022. The increase mainly results from the effect of the market increases in interest rates on our variable rate obligations under the Euro and Dollar Tranche B Term Loan under our First Lien Credit Facilities.

Income tax expense

In 2023, we had a profit before income tax of €224.0 million and income tax expense of €43.3 million, which represents a tax rate of 20.4%. Our effective tax rate decreased from 26.7% in 2022 primarily due to a change in the country mix of our taxable income.

Regulation

For detailed information regarding the regulations applicable to our business, see Item 4 of this Part I, “Information on the Company—E. Regulatory Matters.”

Inflation and Foreign Currency Fluctuations

We historically have not been affected materially by inflation in our core geographies. However, due to the current macroeconomic context, we are having some inflation pressures on labor costs and selling, general & administrative costs. See “—Operating Results—Overview” for additional details.

For detailed information on how foreign currency fluctuations affect our business, see “—B. Liquidity and Capital Resources.” See also Item 3 of this Part I, “Key Information—Risks Relating to the Company and Our Business—Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar” and Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Currency Risk.”

B.	Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to:

●	the operation of our business (see “—Operating Results,” “—Liquidity and Capital Resources—Net Cash from Operating Activities” and “—Working Capital” for a description and quantification of costs and expenses relating to our operations);
●	capital expenditures for existing and new operations (see “—Capital Expenditures” for a description and quantification of our capital expenditures, including capital expenditures on other intangible assets and rights of use additions, incurred in each of the years ended December 31, 2024, 2023 and 2022;
●	the purchase price of acquisitions (see “—Recent Developments” and “—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions” for a description of our most recent acquisitions); and
●	debt service requirements relating to our existing and future debt (see “—Sources of Credit” for a description and quantification of our principal indebtedness).

Historically, we have financed our liquidity and capital requirements through internally generated cash flows and debt financings. As of December 31, 2024, our cash and cash equivalents totaled €979.8 million. In addition, as of December 31, 2024, we had a liquidity position of €2,259.0 million, including €1,279.3 million in unused credit facilities available under our debt agreements that included €1,279.3 million available as Revolving Loans under our First Lien Credit Facilities.

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

We are committed to deleveraging in the medium term and maintaining elevated and adequate levels of liquidity through (i) internally generated cash flows, and (ii) a substantial decrease in dividend payments in the medium term. In furtherance of this commitment, we sold a 20% equity stake in Shanghai RAAS in exchange for approximately $1.8 billion, and used the proceeds of the sale to fully redeem the 2017 Notes. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Dispositions—Shanghai RAAS.”

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

Our principal existing contractual obligations as of December 31, 2024 are comprised of financial debt obligations, with principal and interest amortization for short- and long-term debt including, among other things, capitalized lease obligations and bilateral credit facilities bearing interest at market rate. In addition, on June 28, 2022 and on October 5, 2021, we entered into four cross-currency interest rate swaps of $705 million to hedge part of the Euro equivalent value of the 2021 Notes (see “—Sources of Credit” above and Note 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2024). We have contractual obligations involving future payments for licenses and royalties based generally on volume of sales.

Historical Cash Flows

The table below presents our net cash from operating, investing and financing activities for each of the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023(1)	2022(1)

	(in thousands of euros)
Net cash from (used in) operating activities	902,168	218,690	(1,427)
Net cash (used in) investing activities	886,667	(394,719)	(1,996,123)
Net cash from/(used in) financing activities	(1,358,714)	171,493	(164,901)
(1)

The financial information as of and for the years ended December 31, 2023 and 2022 has been restated to apply changes in criteria and correct errors. See “Factors Affecting Our Financial Condition and Results of Operations—Changes in accounting criteria and correction of errors” above and see Notes 2(d) and 10 to our consolidated financial statements as of and for the year ended December 31, 2024, included in this annual report on Form 20-F.

Net Cash from Operating Activities

In the year ended December 31, 2024, our net cash from operating activities was €902.1 million, due largely to stronger operating income, improved working capital management, particularly in inventory and trade receivables, and disciplined approach to operational expenses. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan” and Item 4 of this Part I, “B. Business Overview—Raw Materials.” Working capital represented a loss of €14.2 million. The principal effects on working capital were as follows:

●	increase of €41.9 million in trade and other receivables, primarily due to the high revenue growth rate of 11.7% in the fourth quarter of the year, driven by a significant 17.9% increase in immunoglobulins sales in the fourth quarter (15.3% increase in the full year). The average collection period remained stable at 36 days (36 days in 2023);
●	decrease of €25.8 million in inventory levels due primarily to efficient inventory management, improvements in plasma collections and the positive results of the implementation of an individualized nomogram technology in 60% of the plasma collection centers in the United States, enabling more precise control over volumes collected and resulting in reduced waste of raw material and refinements in the processes for plasma fractionation, leading to a higher amount of products extracted from each liter of plasma collected. Inventory turnover was 294 days at December 31, 2024, compared with 309 days reported at December 31, 2023; and
●	increase of €28.7 million in trade and other payables. The average payment period increased from 59 days at December 31, 2023 to 61 days at December 31, 2024.

In the year ended December 31, 2023, our net cash from operating activities was €218.7 million, due largely to improved operational performance, a reduction in cost per liter of plasma collected and a reduced cost base throughout our business fueled by our Operational Improvement Plan. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan” and Item 4 of this Part I, “B. Business Overview—Raw Materials.” Working capital represented a loss of €405.9 million. The principal effects on working capital were as follows:

●	increase of €68.3 million in trade and other receivables. The average collection period remained stable at 36 days (36 days in 2022);
●	increase of €411.4 million in inventory levels primarily due to increased plasma supply, partially offset by a lower cost per liter of plasma. Inventory turnover was 308 days at December 31, 2023, compared with 296 days reported at December 31, 2022; and
●	increase of €104.4 million in trade and other payables. The average payment period increased from 53 days at December 31, 2022 to 59 days at December 31, 2023.

In the year ended December 31, 2022, our net cash from operating activities represented a loss of €10.9 million due largely to an increase in inventory levels resulting from a higher cost per liter of plasma collected and upsurge in plasma donations. This context also adversely affected our working capital, which represented a loss of €609.2 million. The principal effects on working capital were as follows:

●	increase of €77.5 million in trade and other receivables. The average collection period increased to 36 days (32 days in 2021);
●	increase of €631.1 million in inventory levels primarily due to a higher cost per liter of plasma collected and higher donation volumes. Inventory turnover was 296 days at December 31, 2022, compared with 278 days reported at December 31, 2021; and
●	increase of €126.5 million in trade and other payables. The average payment period decreased from 64 days at December 31, 2021 to 53 days at December 31, 2022.

Net Cash from/(Used) in Investing Activities

Net cash from investing activities amounted to an inflow of €886.7 million in 2024, compared to a net cash outflow of €394.7 million in 2023, €1,996.1 million in 2022.

The change in 2024 was primarily due to the sale of a 20% equity stake in Shanghai RAAS, which significantly outweighed capital expenditures and other investing outflow, as well as overall lower spending on acquisitions and investments (See “—Factors Affecting Our Financial Condition and Results of Operations—Recent Dispositions—Shanghai RAAS”). Investments made in 2024 focused primarily on the acquisition of 14 plasma collection centers from ImmunoTek, for an aggregate amount of $265.0 million, and the acquisition of 100% of the shares of Haema Plasma Kft., for an amount of €35.0 million. See “—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions.”

Investments made in 2023 focused primarily on capital expenditures, particularly on the Biopharma business unit’s new production facilities, including investments in plasma fractionation, immunoglobulin purification and albumin plants in Montreal (Canada), a new sterile albumin purification dosing and filling plant in Dublin, and various IT and digitalization-related projects. See”—Capital Expenditures.”

Investments made in 2022 included the Biotest AG acquisition for a total of €1.4 billion, as well as execution of the call option to acquire the remaining 51% of Access Biologicals’ share capital for a total of $142 million, and €375.5 million allocated to property, plant and equipment and intangible assets. Capital expenditures focused mainly on new Biopharma manufacturing facilities, including a new albumin plant in Dublin, the upgrade of the Montreal plasma fractionation, immunoglobulin purification and albumin plants, as well as several IT and digitalization-related projects. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions;” and “—Capital Expenditures, Other Intangible Assets and Rights of Use.”

Net Cash from/(Used in) Financing Activities

Net cash used in financing activities was €1,358.7 million in 2024, primarily as a result of net debt repayments related to the redemptions of the €1.0 billion senior notes issued in 2017 Notes and the series of the 2019 Notes that would have matured in February 2025.

Net cash from financing activities was €186.0 million in 2023, primarily due to a drawdown of €360.2 million from our Revolving Credit Facility (see Note 21(b) to our audited consolidated financial statements included in this annual report on Form 20-F), partially offset primarily by lease payments of €105.9 million (see Note 8(b) to our audited consolidated financial statements included in this annual report on Form 20-F), the redemption by the GIC Investor of one preferred share of Biomat Newco for €47.9 million and the repayment of €31.9 million of the EIB Term Loans.

Net cash used in financing activities was €164.9 million in 2022, primarily as a result of net debt repayments.

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

In 2024, we achieved notable improvements in working capital efficiency through enhanced inventory management, disciplined oversight of accounts payable and receivable, and active optimization of operational cash flows, resulting in a reduction in net working capital consumption in relation to prior years. However, we anticipate that our cash needs will be significant and that we may need to increase our borrowings under current or future debt agreements in order to fund our operations and strategic initiatives. We anticipate that our working capital will increase in absolute terms in order to grow our business.

Inventory Aging

Inventory aging average decreased from 2023 to 2024, primarily as a result of more efficient inventory management, improvements in plasma collections and the positive results of the implementation of an individualized nomogram technology in approximately 60% of the plasma collection centers in the United States, enabling more precise control over volumes collected and resulting in reduced waste of raw material and refinements in the processes for plasma fractionation, leading to a higher amount of products extracted from each liter of plasma collected. Inventory aging decreased to 294 days at December 31, 2024, compared to 308 days at December 31, 2023. Inventory aging average increased from 2022 to 2023, primarily as a result of the progressive impact of the improved cost per liter of plasma in a context of increased supply. Inventory aging increased to 308 days at December 31, 2023, compared to 296 days at December 31, 2022. Inventory aging increased from 2021 to 2022, primarily as a result of the higher cost per liter of plasma collected and higher plasma donation volumes. Inventory aging increased to 296 days at December 31, 2022, compared to 278 days at December 31, 2021.

See Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials” for additional details.

Trade Receivables

We routinely sell receivables with maturity dates no shorter than 30 days (“Eligible Receivables”) to financial institutions (factors) in varied contractual arrangements with or without recourse. In sales of Eligible Receivables without recourse, all material risks and benefits inherent to the ownership of the assigned receivables, including the right to unilaterally transfer the assigned receivables to unrelated third parties, are transferred to the factor. These sales are considered as factoring without recourse and therefore the consideration paid to us by factors for such assigned receivables is not accounted as debt in our balance sheet.

In the fiscal years ended December 31, 2024, 2023 and 2022, we sold without recourse €3,600.7 million, €2,858.1 million and €3,174.3 million, respectively, of receivables to third parties. We estimate the volume of invoices we sold without recourse to financial institutions which, based on their due date, would not have been collected at December 31, 2024, to be €334.4 million (€391.9 million and €445.2 million at December 31, 2023 and 2022, respectively).

We also sell Eligible Receivables to financial institutions while retaining the risks and benefits inherent to the ownership thereof. These sales are considered as factoring with recourse and the amount of such assigned receivables remains on our balance sheet, while the amount advanced to us by the factors is recognized on our balance sheet as short-term debt. At December 31, 2024, had no amounts recorded in our balance sheet as short-term debt in respect of factoring transactions with recourse, as compared to €17.0 million and €16.5 million at December 31, 2023 and 2022, respectively.

For the fiscal year ended December 31, 2024, the finance cost we recorded in our statement of profit and loss in respect of receivables sold totaled €30.8 million (€25.0 million and €18.2 million in the fiscal years ended December 31, 2023 and 2022, respectively). Our receivables had an aging average of 36 days at each of December 31, 2024, 2023 and 2022. See notes 15 and 27 to our consolidated audited financial statements included in this annual report.

Capital Expenditures, Other Intangible Assets and Rights of Use

In 2024, we continued advancing our capital investment plan to expand and improve the production facilities of our business units. We believe we have significantly optimized our capital expenditures resource allocations considering the investments already made in recent years. In 2024, our capital expenditures totaled €261.3 million (€281.5 million in 2023). The following table presents our capital expenditures, other intangible assets and rights of use additions in the years ended December 31, 2024, 2023 and 2022, by business unit.

	Year Ended December 31,
	2024	2023(1)	2022(1)

	(in thousands of euros)
Biopharma	373,380	359,442	507,457
Diagnostic	54,575	29,107	49,890
Bio Supplies	2,128	9,066	98
Others	7,619	3,884	30,192
Unallocated	40,488	48,618	59,866
Total	478,190	450,117	647,503
(1)

The financial information as of and for the years ended December 31, 2023 and 2022 has been restated to apply changes in criteria and correct errors. See “Factors Affecting Our Financial Condition and Results of Operations—Changes in accounting criteria and correction of errors” above and see Notes 2(d) and 10 to our consolidated financial statements as of and for the year ended December 31, 2024, included in this annual report on Form 20-F.

January 2022 through December 2024

Facilities. The most important capital projects relating to the expansion and improvement of our manufacturing facilities during 2024, 2023 and 2022 were:

Parets site (Barcelona, Spain):

●	investments to increase purification capacity of fibrin sealant and topic thrombin of €0.2 million in 2024, €0.1 million in 2023 and €3.7 million in 2022;
●	investments to increase the production of intravenous solutions bags of €1.3 million in 2024, €0.5 million in 2023 and €1.4 million in 2022;
●	investments of €0.5 million in 2022, to build the extension of the existing Grifols International building and 2-8ºC chamber for 2,000 pallets; and
●	Investments of €2.7 million in 2023 to build a new manufacturing line for a contract manufacturing product.

Clayton site (North Carolina, United States):

●	investments for the construction of a new immunoglobulins’ purification and filling plant of €0.7 million in 2024, €11.4 million in 2023 and €20.7 million in 2022;
●	investments for the construction of a new fractionation plant of €1.0 million in 2023 and €32,176 in 2022 (no investments were made in 2024);
●	expansion of Grifols’ current waste water pretreatment plant in Clayton to meet Town of Clayton permit limits, with investments of €4.3 million in 2023 and €12.4 million in 2022;
●	investments to enhance cooling capacity buildings of €0.5 million in 2023 and €6.8 million in 2022; and
●	Investments of €5.5 million in 2024 to expand the fibrinogen production capacity.

Los Angeles (California, United States):

●	investments in new quality and risk management systems of €0.8 million in 2023 and €3.0 million in 2022;
●	investments to build a new warehouse for Gamunex incubators of €0.1 million in 2024, €2.9 million in 2023 and €0.8 million in 2022,
●	Investment of €0.7 million in 2023 and €2 million in 2024 to increase Gamunex, Purified and WFI production; and
●	investments to increase our albumin purification capacity and including a new presentation in ready-to-use flexible bags of €0.5 million in 2022.

Dublin (Ireland):

●	investments to build a new headquarters, global operations and logistics center to serve as part of the new global operations center of the Biopharma business unit of €0.7 million in 2024, €0.8 million in 2023 and €2.0 million in 2022;
●	investment in a new albumin purification and filling plant for bags of €20.2 million in 2024, €20.5 million in 2023 and €17.6 million in 2022; and
●	investments for a new E2E supply chain system flow of €3.0 million in 2024, €2.8 million in 2023 and €0.6 million in 2022.

Quebec (Canada):

●	investments of €75.0 million in 2024, €44.8 million in 2023 and €56.9 million in 2022 to remodel Canada facility for fractionation increase, Albumin manufacturing and Gamunex addition.

San Diego (California, United States):

●	investments of €0.2 million in 2024, €0.2 million in 2023 and €0.3 million in 2022 to expand manufacturing capacity for our NAT Diagnostic business, including quality control, research and development labs and an R&D pilot plant; and
●	investments of €5.2 million in 2024, €4.7 million in 2023 and €6.8 million in 2022 to build a new immunohematology manufacturing facility in building 10895.

Emeryville (California, United States):

●	investments of €0.1 million in 2023 and €0.3 million in 2022, for the new protein manufacturing process and scale up labs based on mammalian cell cultures.

Other Investments. Other relevant capital projects relating to the expansion and improvement of our manufacturing facilities during 2024, 2023 and 2022 were:

●	investments in serialization to enhance manufacturing and packaging identification of €0.1 million in 2024, €0.5 million in 2023 and €1.3 million in 2022;
●	investments in new donor centers and donor center expansions in the United States of €5.0 million in 2024, €4.6 million in 2023 and €23.8 million in 2022;

●	investments of €0.1 million in 2024, €0.4 million in 2023 and €3.8 million in 2022 to expand our overall lab testing capacity;
●	investments for a new data center building in Los Angeles to support all IT services and to address current risks with the existing data center of €0.1 million in 2024, €0.2 million in 2023 and €0.9 million in 2022;
●	investment of €3.8 million in 2022 for the acquisition of a new property of 79,180 square meters adjacent to our Barcelona manufacturing facilities to expand our industrial and research capabilities, adding to our current workforce in the region by more than 3,500 employees;
●	investments to update manufacturing facilities to EMA regulation related to the manufacturing of sterile medicinal products of €1.6 million in 2024, €2.3 million in 2023 and €5.1 million in 2022;
●	investments to increase our IVIG purification capacity of €2.2 million in 2024, €1.0 million in 2023 and €0.8 million in 2022; and
●	investment of €4.0 million in 2024, €4.5 million in 2023 and €9.7 million in 2022, related with IT projects for plasma collection centers.

January 2025 through December 2026

In 2024, we completed a €1.9 billion investment plan initiated in 2018 that involved, among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Biopharma business unit, as well as investments in the Diagnostic business unit. We are currently focusing our capital expenditures on the maintenance of our facilities while we formulate a large-scale strategy for 2025 and 2026.

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

The most important planned capital projects relating to the improvement of our manufacturing facilities are:

●	Montreal: continue upgrading facilities for plasma fractionation and purification;
●	Clayton: continue the investment to upgrade the waste treatment plant, investment in the initial Phase II of the purification and filling facility and expansion of the IV Fibrinogen capacity;
●	San Diego: rebuilding of a laboratory, offices and warehouse, and continue the expansion of the blood testing and immunohematology systems;
●	Dreieich: investments in several sectors to be made by Biotest AG, as well as in plasma collection centers;

In addition, Grifols Egypt, our joint venture with NSPO, is building a new manufacturing plant (phase I plasma logistic center), including a new plasma laboratory and a finished product and raw material warehouse.

Sources of Credit

European Investment Bank Term Loans

On October 28, 2015, GWWO entered into a loan agreement with the European Investment Bank for a term loan of €100 million under the European Fund for Strategic Investments (the “2015 EIB Term Loan”), which was amended on December 5, 2017, April 15, 2019, and on November 15, 2019. The financial terms of the loan agreement include a fixed interest rate of 2.40% for a tenor of 10 years from October 28, 2015, and a repayment schedule with amortization in years three through ten. The proceeds of this loan are being used to support our research and development, primarily focusing on the search for new indications for plasmatic proteins, including the treatment of Alzheimer’s disease, vascular disease, cardiovascular surgery and arterial thrombosis, amongst others.

On December 5, 2017, Grifols obtained a new long-term loan with the European Investment Bank totaling €85 million (the “2017 EIB Term Loan”), which was amended on April 15, 2019 and on November 15, 2019. The financial terms of the loan include a fixed interest rate of 2.019% for a tenor of ten years and a two-year grace period before any payment of principal becomes due and payable. The proceeds of this loan are being used for research and development initiatives, notably the discovery and development of new products (plasma proteins), the finding of new therapeutic indications for existing plasma proteins and the improvement of manufacturing processes to increase yields, safety and efficiency.

On September 7, 2018, Grifols obtained a new long-term loan with the European Investment Bank totaling €85 million (the “2018 EIB Term Loan” and, together with the 2015 EIB Term Loan and the 2017 EIB Term Loan, the “EIB Term Loans”), which was amended on April 15, 2019 and on November 15, 2019. The financial terms of the loan agreement include a fixed interest rate of 2.145% for a tenor of 10 years and a two-year grace period before any payment of principal becomes due and payable. The proceeds of this loan are being used for research and development initiatives, notably the discovery of new therapeutic indications for plasma-derived protein therapies.

The EIB Term Loans are guaranteed by the same entities that guarantee the First Lien Credit Facilities described below and are secured by a perfected first priority security interest (subject to permitted liens, as defined in the documentation governing the EIB Term Loans) on the same collateral securing the First Lien Credit Facilities, the 2019 Notes, the April 2024 Notes and the December 2024 Notes, each as described below (noting that the blood plasma inventory of GWWO located in Spain is not charged to secure the 2019 Notes, the April 2024 Notes and the December 2024 Notes), subject to a customary pari passu intercreditor agreement entered into by and among Grifols, GWWO, certain subsidiaries of Grifols party thereto, the European Investment Bank, Bank of America, N.A., as collateral agent under the First Lien Credit Facilities and The Bank of New York Mellon, London branch, as collateral agent under the 2019 Notes, the April 2024 Notes and the December 2024 Notes.

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

As of December 31, 2024, we had €85.0 million in aggregate principal amount outstanding of EIB Term Loans.

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

The Revolving Loans, which initially provided for a commitment of $500,000,000, are available during the period commencing from November 15, 2019 and ending on the sixth anniversary of November 15, 2019. On May 7, 2020, we upsized the Revolving Loans, increasing the lender commitments thereunder from $500,000,000 to $1,000,000,000 with the existing and new revolving lenders. The terms and conditions of the upsized facility are similar to those entered into on November 15, 2019. As part of the upsize, the applicable margin for Revolving Loans was increased from 0.50% to 1.50% in the case of Base Rate Loans and from 1.50% to 2.50% in the case of Eurocurrency Rate Loans. Additionally, the commitment fee payable in respect of the unused Revolving Commitments was increased from 0.50% to 0.875%.

On December 11, 2024, we executed a new upsize to the Revolving Loans whereby we (i) extended the Revolving Commitments of $585.3 million by 18 months, until May 2027 (the remaining $414.7 million will still mature in November 2025) (the “RCF Extension to 2027”); and (ii) increased the Revolving Commitments by an additional $278.2 million with the existing and new revolving lenders (increasing the total amount of Revolving Commitments under the First Lien Credit Facilities to $1,278.2 million). As part of the upsize, as of December 20, 2024 the applicable margin for Revolving Loans granted by the Lenders who have agreed to the RCF Extension to 2027 increased from 1.50% to 2.00% per annum, in the case of Base Rate Loans, and from, 2.50% to 3.00% per annum, in the case of Eurocurrency Rate Loans and from 2.50% to 3.00% per annum, in the case of Term SOFR Loans.

On February 21, 2025, we executed a new upsize to the Revolving Loans whereby existing and new revolving lenders agreed to further increase their commitments under the Revolving Commitments by $74.5 million, resulting in a total revolving commitment facility of $1,352.6 million (of which $938 million will mature in May 2027 and the remaining $414.6 million will mature in November 2025).

The purpose of each of the upsizes was to reinforce our liquidity position.

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

The interest rates on the Revolving Loans are either (a) the base rate (i.e., the greatest among (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the Term Secured Overnight Funding Rate (“Term SOFR”), with a one-month interest period, plus 1.00%) plus 1.50% or (b) Term SOFR (if denominated in dollars) or EURIBOR (if denominated in Euros) plus 2.50%. The interest rate on the Dollar Tranche B Term Loan is either (a) the base rate plus 1.00% or (b) Term SOFR plus 2.00%. The interest rate on the Euro Tranche B Term Loan is EURIBOR plus 2.25%.

Borrowings under the First Lien Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets. In addition, a portion of the borrowings under the First Lien Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein. Both the Term Loans and the Revolving Loans are guaranteed by Grifols (solely in respect of the obligations of Grifols Worldwide Operations USA and GWWO) and certain subsidiaries of Grifols that together with Grifols represented, as of December 31, 2022, in aggregate, at least 60% of the earnings before interest, tax, depreciation and amortization of Grifols and its subsidiaries (calculated in accordance with the formula set forth in the First Lien Credit Facilities, the “Guarantor Coverage Test”), and are secured by a perfected first priority security interest (subject to permitted liens, as described in the First Lien Credit Facilities) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of GWWO and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). As of the date of this annual report on Form 20-F, the First Lien Credit Facilities are guaranteed by our subsidiaries Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols International S.A., Grifols USA, LLC, and Grifols Biotest Holdings GmbH and the co-borrowers (and guarantors) GWWO and Grifols Worldwide Operations USA.

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

The terms of the First Lien Credit Facilities contain limitations on our ability to pay ordinary dividends. We may pay dividends (a) in the ordinary course of business consistent with our dividend policy in an amount not to exceed in respect of any fiscal year, 40% of the consolidated net income of Grifols and its subsidiaries for such fiscal year, which may be paid in installments, the first, no earlier than December of such fiscal year and the last, no later than the following fiscal year or (b) whether or not in the ordinary course of business so long as after giving effect thereto, the leverage ratio is not greater than 3.75x. We may make regularly scheduled payments of interest in respect of the Senior Refinancing Notes (as defined in the First Lien Credit Facilities) to the extent required by the terms of the indenture governing the Senior Refinancing Notes Documents (as defined in the First Lien Credit Facilities), as the case may be.

The First Lien Credit Facilities and related security documents were amended on August 13, 2021 to (i) permit the consummation of the Biomat Transactions, (ii) reduce the Guarantor Coverage Test to 60%, and (iii) upon the consummation of the Biomat Transactions, release Biomat USA and Talecris from their respective guarantees provided under the First Lien Credit Facilities and release the liens granted over the assets of Biomat USA and Talecris. The Biomat Transactions were consummated on December 1, 2021, and we used part of the net proceeds therefrom to (i) prepay $600 million of principal amount of the Revolving Loans under the First Lien Credit Facilities, (ii) prepay $142,360,501.31 of the Dollar Tranche B Term Loans and (iii) prepay the Euro equivalent of $88,003,617.48 of the Euro Tranche B Term Loans.

On April 21, 2022 and April 25, 2022, we entered into Counterpart Agreements in connection with the First Lien Credit Facilities to add, respectively, the Escrow Issuer (which has since been merged with and into the Company) and Biotest Holdings as guarantors thereunder. On September 28, 2022, we amended and restated the Counterpart Agreement entered into on April 25, 2022 by Biotest Holdings to amend and restate the provisions relating to the guaranty limitations for German guarantors to account for Biotest Holdings conversion from a stock corporation (Aktiengesellschaft) to a limited liability company (Gesellschaft mit beschränkter Haftung).

The First Lien Credit Facilities were amended on May 3, 2023, to provide for the replacement of LIBOR as a reference interest rate by SOFR.

On July 10, 2024, we used a part of the proceeds of the sale of 20% of the equity interests in Shanghai RAAS to prepay an amount of €391,878,662.41 of our Euro Tranche B Term Loans and $673,027,895.20 of our Dollar Tranche B Term Loans.

As of December 31, 2024, we had €864.7 million and $1,534.0 million in aggregate principal amount outstanding of Term Loans, and no amounts outstanding under our Revolving Loans.

The 2019 Notes

On November 15, 2019 Grifols issued €905.0 million senior secured notes that would have matured on February 15, 2025 and bore interest at 1.625% per annum (the “1.625% Notes”) and €770.0 million senior secured notes that will mature on November 15, 2027 and bear interest at 2.250% per annum (the “2.250% Notes” and together with the 1.625% Notes, the “2019 Notes”).

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

Grifols and the guarantors of the 2019 Notes may incur additional indebtedness if the fixed charge coverage ratio (as defined in the indenture governing the 2019 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the 2019 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis. In addition, Grifols and the guarantors of the 2019 Notes may incur additional secured indebtedness if the secured leverage ratio (as defined in the indenture governing the 2019 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the 2019 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would not exceed 4.50 to 1.00, determined on a pro forma basis.

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

On November 15, 2019 the 2019 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

On August 6, 2021, we entered into an indenture supplement amending the indenture governing the 2019 Notes to (i) permit the consummation of the Biomat Transactions, and (ii) upon the consummation of the Biomat Transactions, release Biomat USA and Talecris from their guarantees and collateral provided under the indenture governing the 2019 Notes. The Biomat Transactions were consummated on December 1, 2021, and, on January 11, 2022, we repurchased an aggregate principal amount of €97,535,000 (€67,144,000 of 1.625% Notes and €30,391,000 of 2.250% Notes) of the 2019 Notes under an asset sale offer to bondholders.

On April 21 and April 25, 2022, we entered into indenture supplements amending the indenture governing the 2019 Notes to add, respectively, the Escrow Issuer (which has since merged with and into the Company) and Biotest Holdings as guarantors for the 2019 Notes. On July 21, 2023, we entered into an indenture supplement amending the indenture governing the 2019 Notes to acknowledge that the Escrow Issuer has been merged with and into the Company, thereby releasing the guarantee granted by the Escrow Issuer.

On August 8, 2024, we used a part of the proceeds of the sale of 20% of the equity interests in Shanghai RAAS to redeem an amount of €495,036,000 of the 1.625% Notes. On December 27, 2024, we fully redeemed the remaining outstanding 1.625% Notes using proceeds from the December 2024 Notes, together with cash on hand.

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

Year	Percentage
2023 and thereafter	100.5625%
2024 and thereafter	100.000%

The 2021 Notes

On October 5, 2021, the Escrow Issuer, a newly formed wholly owned subsidiary of Grifols that did not hold or otherwise have any interest in any material assets, issued €1,400,000,000 senior notes that will mature on October 15, 2028 and bear interest at 3.875% per annum (the “Euro notes”) and $705,000,000 senior notes that will mature on October 15, 2028 and will bear interest at 4.750% per annum (the “Dollar notes” and together with the Euro notes, the “2021 Notes”). The 2021 Notes were issued to fund the acquisition of Biotest Holdings (and indirectly Biotest AG) and a voluntary tender offer for the shares in Biotest AG not owned by Biotest Holdings. See “—A. Factors Affecting Our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”

On the date of issuance of the 2021 Notes, the gross proceeds from the offering were deposited into segregated escrow accounts for the benefit of the holders of the 2021 Notes, to be released upon the fulfillment of the conditions precedent to the Biotest AG acquisition. Such conditions were fulfilled on April 21, 2022, and the funds were released to the Escrow Issuer Following the successful fulfilment of all conditions precedent therefor. Effective as of June 27, 2023, the Escrow Issuer was merged with and into the Company, the results of such merger being that the Company is the surviving entity, assuming (by operation of law) all assets and obligations of the Escrow Issuer, and the Escrow Issuer ceased to exist (the “Escrow Issuer Merger”).

Prior to the Escrow Issuer Merger, the 2021 Notes remained general unsecured obligations of the Escrow Issuer unconditionally guaranteed on a senior unsecured basis by the Company and each of our wholly-owned subsidiaries that that are guarantors and co-borrowers under the First Lien Credit Facilities. From and after the Escrow Issuer Merger, the 2021 Notes became general unsecured obligations of the Company and are unconditionally guaranteed on a senior unsecured basis by our wholly-owned subsidiaries that are guarantors and co-borrowers under the First Lien Credit Facilities.

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

On October 11, 2021 the 2021 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

On September 28, 2022, we entered into an indenture supplement amending the indenture governing the 2021 Notes to add Biotest Holdings as guarantor for the 2021 Notes. On July 21, 2023, we entered into an indenture supplement amending the indenture governing the 2021 Notes to acknowledge that the Escrow Issuer has been merged with and into the Company, and that the company became the issuer of the 2021 Notes, assuming all obligations previously held by the Escrow Issuer.

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

The April 2024 Notes

On April 30, 2024, Grifols issued €1,000.0 million senior secured notes that will mature on May 1, 2030 and bear interest at 7.500% per annum. On June 4, 2024, Grifols issued an additional €300.0 million of senior secured notes under the same indenture and the same series the notes issued on April 30, 2024 (collectively, the “April 2024 Notes”).

The April 2024 Notes are currently guaranteed on a senior secured basis by the wholly-owned subsidiaries of Grifols that are guarantors and co-borrowers under the First Lien Credit Facilities. Subject to permitted liens, all obligations under the April 2024 Notes, and the guarantees of those obligations, are secured on a first-priority basis by the tangible and intangible assets of the domestic guarantors, the blood plasma inventory of GWWO (with the exception of blood plasma inventory located in Spain) and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The collateral securing the April 2024 Notes also secures the 2019 Notes, the December 2024 Notes, the First Lien Credit Facilities and the EIB Term Loans, subject to the Intercreditor Agreement.

We are not required to make mandatory redemption or sinking fund payments with respect to the April 2024 Notes.

If we experience a change of control, we must give holders of the April 2024 Notes the opportunity to sell to us their April 2024 Notes at the redemption prices set forth below, plus accrued and unpaid interest.

Grifols and the guarantors of the April 2024 Notes may incur additional indebtedness if the fixed charge coverage ratio (as defined in the indenture governing the April 2024 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the April 2024 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis. In addition, Grifols and the guarantors of the April 2024 Notes may incur additional secured indebtedness if the secured leverage ratio (as defined in the indenture governing the April 2024 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the April 2024 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would not exceed 4.50 to 1.00, determined on a pro forma basis.

The indenture governing the April 2024 Notes contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, Grifols’ ability and its restricted subsidiaries’ ability to: (i) pay dividends or make certain other restricted payments or investments; (ii) incur additional indebtedness or provide guarantees of indebtedness and issue disqualified stock; (iii) create liens on assets; (iv) merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets; (v) enter into certain transactions with affiliates; (vi) create restrictions on dividends or other payments by our restricted subsidiaries; and (vii) create guarantees of indebtedness by restricted subsidiaries. The indenture also contains certain customary events of default.

The April 2024 Notes accrue interest at the rate of 7.500% per annum pay interest semi-annually in arrears on May 1 and November 1, commencing on November 1, 2024. We may redeem the April 2024 Notes, in whole or in part, at any time on and after May 1, 2026 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date (subject to the right of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on May 1 of the years indicated below:

Fiscal Year	Percentage
2026	104.000%
2027	102.000%
2028 and thereafter	100.000%

If we experience a change of control, we must give holders of the April 2024 Notes the opportunity to sell to us their April 2024 Notes at the redemption prices set forth under the paragraph above, plus accrued and unpaid interest.

If we redeem the April 2024 Notes prior to May 1, 2026, the redemption price shall be equal to 100% of the principal amount of the April 2024 Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but excluding, the redemption date. The “Applicable Premium” shall be determined by the Issuer as the greater of (i) 4.0% of the principal amount of such redeemed April 2024 Notes; and (ii) the excess, if any, of (a) the present value at such redemption date of (x) the redemption price of such April 2024 Notes, as applicable, at May 1, 2026 (as stated in the table above), plus (y) all required interest payments due on such April 2024 Notes through May 1, 2026 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate at the Bund Rate (or, if greater than such Bund Rate, zero), in each case as of such redemption date plus fifty (50) basis points, over (b) the principal amount of such April 2024 Notes.

We used the proceeds of the April 2024 Notes to (i) fully redeem, on May 27, 2024, the total principal amount outstanding of the senior notes issued in 2017, which would have otherwise matured on May 1, 2025, and (ii) to repay outstanding amounts under our revolving credit facility under the First Lien Credit Facilities.

On July 11, 2024, the April 2024 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

The December 2024 Notes

On December 19, 2024 Grifols issued €1,300.0 million senior secured notes that will mature on May 1, 2030 and bears interest at 7.125% per annum (the “December 2024 Notes”).

The December 2024 Notes are currently guaranteed on a senior secured basis by the wholly-owned subsidiaries of Grifols that are guarantors and co-borrowers under the First Lien Credit Facilities. Subject to permitted liens, all obligations under the December 2024 Notes, and the guarantees of those obligations, are secured on a first-priority basis by the tangible and intangible assets of the domestic guarantors, the blood plasma inventory of GWWO (with the exception of blood plasma inventory located in Spain) and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The collateral securing the December 2024 Notes also secures the 2019 Notes, the April 2024 Notes, the First Lien Credit Facilities and the EIB Term Loans, subject to the Intercreditor Agreement.

We are not required to make mandatory redemption or sinking fund payments with respect to the December 2024 Notes.

Grifols and the guarantors of the December 2024 Notes may incur additional indebtedness if the fixed charge coverage ratio (as defined in the indenture governing the December 2024 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the December 2024 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis. In addition, Grifols and the guarantors of the December 2024 Notes may incur additional secured indebtedness if the secured leverage ratio (as defined in the indenture governing the December 2024 Notes) for Grifols and the restricted subsidiaries (as defined in the indenture governing the December 2024 Notes) on a consolidated basis for the most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would not exceed 4.50 to 1.00, determined on a pro forma basis.

The indenture governing the December 2024 Notes contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, Grifols’ ability and its restricted subsidiaries’ ability to: (i) pay dividends or make certain other restricted payments or investments; (ii) incur additional indebtedness or provide guarantees of indebtedness and issue disqualified stock; (iii) create liens on assets; (iv) merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets; (v) enter into certain transactions with affiliates; (vi) create restrictions on dividends or other payments by our restricted subsidiaries; and (vii) create guarantees of indebtedness by restricted subsidiaries. The indenture also contains certain customary events of default.

The December 2024 Notes accrue interest at the rate of 7.125% per annum pay interest semi-annually in arrears on May 1 and November 1, commencing on May 1, 2025. We may redeem the December 2024 Notes, in whole or in part, at any time on and after May 1, 2026 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date (subject to the right of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on May 1 of the years indicated below:

Fiscal Year	Percentage
2026	104.000%
2027	102.000%
2028 and thereafter	100.000%

If we experience a change of control, we must give holders of the December 2024 Notes the opportunity to sell to us their December 2024 Notes at the redemption prices set forth under the paragraph above, plus accrued and unpaid interest. In addition, the December 2024 Notes have a special redemption feature allowing for a favorable redemption price versus the make-whole cost during the non-call period if certain conditions are met.

If we redeem the December 2024 Notes prior to May 1, 2026, the redemption price shall be equal to 100% of the principal amount of the December 2024 Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but excluding, the redemption date. The “Applicable Premium” shall be determined by the Issuer as the greater of (i) 4.0% of the principal amount of such redeemed December 2024 Notes; and (ii) the excess, if any, of (a) the present value at such redemption date of (x) the redemption price of such December 2024 Notes, as applicable, at May 1, 2026 (as stated in the table above), plus (y) all required interest payments due on such December 2024 Notes through May 1, 2026 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate at the Bund Rate (or, if greater than such Bund Rate, zero), in each case as of such redemption date plus fifty (50) basis points, over (b) the principal amount of such December 2024 Notes.

We used the proceeds of the December 2024 Notes to (i) together with cash on hand, fully redeem, on December 27, 2024, the total principal amount outstanding of the 1.625% Notes, which would have otherwise matured on February 15, 2025, and (ii) to fully repay outstanding revolving loans under the First Lien Credit Facilities.

The Biomat Transactions

On December 1, 2021, we sold preferred shares representing 12.9% of Biomat Newco and 12.5% of Biomat USA, our U.S.-based plasma collection subsidiaries that are part of the Biomat Group, to the GIC Investor. Specifically, the GIC Investor acquired preferred shares. The purchase price received was $990 million.

As a result of the transaction, the GIC Investor received ten class B common shares of Biomat USA and nine class B common shares of Biomat Newco. While named common shares, such shares are non-voting and have annual preferential dividends of $4,168,421.05 per share of Biomat USA and Biomat Newco. These preferred shares also granted the GIC Investor with redemption rights of up to one share per year beginning in 2023 at $52,105,263.16 per share. This investment was originally recorded as equity, but was later restated as debt in our consolidated financial statements for the year ended December 31, 2021, prepared under pursuant to IFRS-EU and filed with the CNMV in Spain. The investment by the GIC Investor is recorded as debt in our financial statements, and the reclassification did not affect compliance with the covenants under our debt instruments.

The GIC Investor has exercised its right to redeem one class B common share of Biomat Newco, at the redemption price of $52,105,263.16, on each of the years ended December 31, 2023 and 2024. See Note 21(d) to our consolidated financial statements as of and for the year ended December 31, 2024, included in this annual report on Form 20-F.

Other Debt

Within the context of the acquisition of plasma collection centers from ImmunoTek, on February 3, 2025, our subsidiary Biomat Holdings LLC issued a promissory note in favor of ImmunoTek in an amount of $69.3 million (which represents the outstanding balance of the purchase price for six plasma collection centers acquired by Biomat Holdings LLC, in the amount of $62.2 million, plus management fees of approximately $7.0 million), with no interest accrual. The promissory note matures on January 3, 2026. The referred six plasma collection centers acquired from ImmunoTek serve as collateral for the promissory note, which is also guaranteed by Grifols, S.A. Pursuant to our original agreement with ImmunoTek, these six plasma collection centers would have otherwise been acquired on January 3, 2026. See “—A. Operating Results—Subsequent Events— Acquisition of Plasma Collection Centers From ImmunoTek.”

In June 2024, our subsidiary Grifols Canada Therapeutics Inc. (“Grifols Canada”) obtained a loan facility from Investissement Québec, a governmental financial institution fomenting investments in Quebec, in an amount up to CAD$36,000,000. Grifols Canada is using the proceeds of this loan to finance the upgrades and start of operations related to the upsize in the production capacity of its therapeutics production plant in Montreal. Pursuant to this loan, Grifols Canada shall fulfill the following objectives (“Targets”) in relation to the Montreal plant: (1) create, by May 31, 2027 and maintain throughout the term of the loan at least 184 permanent jobs generating (2) an average gross annual salary of CAD$78,700 and (3) incur certain eligible expenditures agreed with the lender (the earlier of the date the Targets are completed or May 31, 2027, the “Project Completion Date”).

The loan will be repaid in 60 monthly instalments of CAD$450,000, starting on the earlier of (i) the Project Completion Date; or (ii) the fifth anniversary of the first drawdown. The principal amount of the loan will be reduced by the lower of CAD$9,000,000 and 25% of the eligible expenditures disbursed in the project if Grifols Canada fulfills at least 75% of the Targets. If Grifols Canada fulfills at least 50% of the Targets, no interest will accrue on the loan. If Grifols Canada fails to complete 50% of the Targets, the loan will bear interest at the prime rate of Investissement Québec plus 3.0% per annum, accrued retroactively from the first disbursement of the loan. This loan is secured with a real estate mortgage over Grifols Canada’s Montreal plant, as well as a comfort letter from Grifols S.A. As of December 31, 2024, no amount had been drawdown of this loan.

Certain other credit facilities and lease obligations are in place with various lenders and consist of long-term and short-term indebtedness of both us and Grifols subsidiaries. As of December 31, 2024, we had €5.9 million of aggregate short-term credit under these facilities. The short-term credit facilities have maturity dates occurring in the next 12 months. See Note 21 to our consolidated audited financial statements included in this annual report.

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

In 2024, 21.4% of our sales were generated in the European Union, as compared to 19.1% in 2023 and 17.0% in 2022. We anticipate that the percentage of our sales generated in the European Union will not significantly increase in 2025.

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

Our product pipeline offers a strategic balance between risk and value across diverse phases. In 2024 we had 82 Biopharma initiatives in development and more than 80 Diagnostic projects in our pipeline. In 2023, our subsidiary Biotest AG achieved positive results in its phase 3 clinical trial for fibrinogen concentrate, marking a significant step in treating acquired fibrinogen deficiency. Other innovations reinforce our position in plasma-derived medicine, such as IG Yimmugo®, a newly developed immunoglobulin for the treatment of immunodeficiencies and autoimmune diseases, and Trimodulin, an antibody composition purified from human plasma in clinical development to treat severe community-acquired pneumonia (sCAP) and severe COVID-19.

E.	Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting estimates is included in the notes to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Certain of our significant accounting policies require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting estimates during the periods presented. We periodically review our critical accounting estimates and estimates with the Audit Committee of our Board.

These accounting policies include depreciation, subsequent recognition, impairment, goodwill and amortization, among others. See Notes 2, 4 and 6 to our audited consolidated financial statements included in this annual report on Form 20-F for more information regarding our critical accounting estimates and Goodwill, respectively.

More information on recently issued accounting standards is included in Note 2 to our audited consolidated financial statements included in this annual report on Form 20-F.

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

From January 2024 until the date of this annual report, the following changes were made to our Board of Directors:

●	In February 2024, Mr. José Ignacio (Nacho) Abia Buenache was appointed, by the co-option procedure, as a member of our Board of Directors, filling the vacancy that had been created when Mr. Steven F. Mayer resigned, under the category of “other external,” and the Board designated him as Chief Executive Officer (“CEO”) as of April 1, 2024, when his category changed to “executive.” As Mr. Abia was initially appointed as a director by the Board through a co-option procedure, his appointment was ratified at our general shareholders’ meeting held in June 2024.
●	In June 2024, Ms. Claire Giraut and Ms. Anne-Catherine Berner were appointed as independent directors at our general shareholders’ meeting. In addition, Mr. James Costos resigned as independent director.
●	In July 2024, Ms. Claire Giraut and Ms. Carina Szpilka resigned as independent directors.
●	In December 2024, the Board unanimously appointed Mr. Pascal Ravery as an independent director and Mr. Paul S. Herendeen as a proprietary director to fill two vacancies, both by the co-option procedure, filling the vacancies that had been created when Ms. Claire Giraut and Ms. Carina Szpilka resigned. Therefore, their appointments are subject to ratification at our next general shareholders’ meeting to be held in June 2025. Mr. Paul Herendeen was appointed to comply with the request of certain minority shareholders (FF Hybrid LP, Flat Footed Series LLC-Fund3, GP Recovery Fund LLC, Mason Capital Master Fund, and Sachem Head LP), who grouped their shares to exercise their right to proportional representation, which was fulfilled by Mr. Herendeen’s appointment as proprietary director.
●	In February 2025, Mr. Thomas Glanzmann announced that he will step down from the Board at the end of his term. Ms. Anne-Catherine Berner, independent director, will replace him as the non-executive chairperson of our Board and the Board has decided not to add another member. Instead, the Board will propose to reduce its composition to 12 members, starting from the next general shareholders meeting. With the appointment of an independent chairperson of our Board, the role of a lead independent director will be eliminated.

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
José Ignacio (Nacho) Abia Buenache	56	Director and Chief Executive Officer	Executive	Feb 2024	June 2028
Thomas H. Glanzmann	66	Non-Executive Chairperson	Other External	Apr 2006	next GSM(2)
Raimon Grifols Roura	61	Director, Vice-Chairperson	Proprietary	May 2015	June 2027
Víctor Grifols Deu	48	Director	Proprietary	May 2016	next GSM(2)
Tomás Dagá Gelabert	69	Director	Other External	Apr 2000	June 2027
Enriqueta Felip Font	61	Director	Independent	May 2019	June 2027
Montserrat Muñoz Abellana	57	Director and Lead Independent Director(1)	Independent	June 2022	June 2026
Susana González Rodríguez	49	Director	Independent	June 2022	June 2026
Anne Catherine Berner	61	Director	Independent	June 2024	June 2027
Pascal Ravery	68	Director	Independent	Dec 2024	next GSM(2)
Iñigo Sánchez-Asiaín Mardones	61	Director	Independent	May 2015	June 2027
Albert Grifols Coma-Cros	47	Director	Proprietary	Dec 2023	June 2028
Paul S. Herendeen	69	Director	Proprietary	Dec 2024	next GSM(2)
Nuria Martín Barnés	66	Secretary, non-member	n/a	May 2015	n/a
Laura de la Cruz Galán	36	Vice-Secretary, non-member	n/a	Dec 2023	n/a
(1)	The lead independent director is a figure introduced by Law 31/2014, adopted on December 3, 2014, that amended the Spanish Companies Act in matters of corporate governance, or Law 31/2014. It is mandatory to appoint a lead independent director when the office of Chairperson of the Board and that of chief executive officer is held by the same person. The lead independent director must, among other responsibilities, (i) be an independent director and be authorized to request the calling of a board meeting or the inclusion of new points on the agenda of a board meeting already convened, (ii) coordinate and gather the non-executive directors, (iii) direct, when applicable, the Chairperson’s periodic evaluation by the Board, (iv) maintain contacts with investors and shareholders in order to find out their points of view for the purpose of forming an opinion on their concerns, in particular, in relation to the corporate governance of the Company; and (v) coordinate the plan for succession of the Chairperson. The Board, in its meeting held on July 16, 2024, appointed Montserrat Muñoz Abellana as the Company’s Lead Independent Director. When Ms. Berner takes over as the non-executive Chairperson of the Board following Mr. Thomas Glanzmann’s resignation, due to the Board having a chairperson who is an independent director, the role of lead independent director will be discontinued.
(2)	The term expires on our next general shareholders’ meeting, expected to take place as legally required prior to June 30, 2025. Appointed to the Board by means of the co-option procedure under Spanish corporate law.

Director Biographies

José Ignacio (Nacho) Abia Buenache

Mr. Jose Ignacio (Nacho) Abia Buenache serves as board member of Grifols, S.A. since February 2024, having assumed the office of Chief Executive Officer of the Company on April 1, 2024. Previously, he was President and Chief Executive Officer of Olympus Corporation of the Americas, based in Pennsylvania, for over 10 years. He also served as Executive Officer and COO and CSO at Olympus Corporation, a publicly traded company in the Tokyo stock exchange. Mr. Abia has over two decades of experience in the medical technology and life sciences industries, with half of that time spent in the United States and the other half in Europe, while also spending significant time in the Asia-Pacific region to develop businesses. Prior to joining Olympus, he held several positions in the information technologies and consumer electronics industries working for a variety of technology companies, including Sony and Techdata.

In the academic field, Nacho holds a Bachelor’s Degree in Telecommunications and Electronics Engineering from the Universitat Politécnica de Catalunya (UPC), a Master of Business Administration (MBA) degree from the business school (EAE) of Barcelona, and has completed the Senior Management Program (PADE) at IESE (University of Navarra). Mr. Abia also serves on the board of directors of the U.S.-Spain Chamber of Commerce and is also a member of the board of trustees of the Lehigh Valley Health Network, a hospital system composed of 13 hospitals and multiple care centers in Pennsylvania. In the past, he was a member of the board of directors of Evident Corporation, a company in the field of life sciences and industrial solutions.

Thomas H. Glanzmann

Mr. Thomas H. Glanzmann has served as a director of Grifols since April 2006, and currently he is the Non-Executive Chairperson of the Company. He served as Grifols’ Executive Chairperson from February 2023 to September 2024, as well as CEO from May 2023 up to April 2024. He serves as a director on the board and as a member of several committees at Alcon, Inc. (among others, the sustainability, compensation and innovation committees). He is also a founder and General Partner in Medical Technology Venture Partners in California. From 2006 until 2011 he was the CEO of Gambro AB. Prior to this Mr. Glanzmann was the CEO and Managing Director of HemoCue AB. Mr. Glanzmann was a managing director at the World Economic Forum from 2004 to 2005. Between 1988 and 2004 he held various positions at Baxter Healthcare Corporation: Senior Vice President and Senior Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group, among others. Between 1984 and 1988 he worked at Philip Morris where he was the country manager for Norway, Denmark and Iceland. Mr. Glanzmann holds an MBA from IMD in Lausanne-Switzerland, a B.A. in Political Science from Dartmouth College, U.S., and a Board of Directors Certification from the UCLA Anderson School of Management, U.S.

Raimon Grifols Roura

Mr. Raimon Grifols Roura has served as director of Grifols since 2015 and as Vice-Chairperson of the Board since February 2023. He was Grifols’ joint and several Chief Executive Officer together with Mr. Víctor Grifols Deu from 2017 to 2023. He succeeded his brother, Mr. Víctor Grifols Roura in the position. Likewise, he held the position of Chief Corporate Officer from February 2023 to May 2024. From 2001 to 2015 he held the role of secretary, non-member, of the Board of Directors of Grifols, and in 2015 began serving as director and Vice Secretary of the Board of Directors. In May 2016, the Board accepted his resignation as Vice Secretary. Until his appointment as executive director in July 2016, Mr. Grifols Roura was a partner at the law firm Osborne Clarke in Spain. Mr. Grifols Roura earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Raimon Grifols Roura is a shareholder of Deria S.A. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Víctor Grifols Deu

Mr. Víctor Grifols Deu has served as director of Grifols since 2016. He was Grifols’ joint and several Chief Executive Officer together with Mr. Raimon Grifols Roura from 2017 to 2023. He succeeded his father, Mr. Víctor Grifols Roura in the position. He held the position of Chief Operating Officer from February 2023 to May 2024. He joined the Company in 2001 as an analyst in the Planning and Control Department of the Company. In 2008 he became the director of the Planning and Control Department and was also appointed a member of the Executive Committee. He has been part of the team that analyzed and was responsible for the integration of operations after the acquisition of Alpha Therapeutics, Talecris Biotherapeutics and Novartis’ Transfusion Diagnostic Unit. He graduated in Business Administration and Management from the Ramon Llull University — Sarrià Chemical Institute and holds a postgraduate degree in Business Administration and Management from Michael Smurfit Business School in Dublin.

Mr. Víctor Grifols Deu is a shareholder of Ralledor Holding Spain S.L. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Tomás Dagá Gelabert

Mr. Tomás Dagá Gelabert has served as director of Grifols since April 2000 and was also our Vice Secretary of the Board from May 2016 to December 2023. He is a founder of the law firm Osborne Clarke in Spain where he was a partner until December 2024. He was the managing partner of the law firm Osborne Clarke in Spain until June 30, 2017. Prior to joining Osborne Clarke, he worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona. His professional career has provided him with a wide range of accounting, financial and audit skills. Mr. Dagá earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Tomás Dagá Gelabert is a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Anne-Catherine Berner

Mrs. Anne-Catherine Berner has served as a director of Grifols since 2024. Mrs. Berner brought executive and non-executive experience across the financial, healthcare, and industrial sectors. Her professional journey encompasses leadership roles in various publicity listed and privately held international companies and organizations across multiple sectors, highlighting finance. Before joining our Board, Mrs. Berner served from 1989 until 2012 as Chief Executive Officer and Chairperson of the Board of Vallila Interior AB, a family-owned interior design company. Mrs. Berner also served as a Member of the Finnish Parliament and as Minister for Transport and Communications in the Finnish government from 2015 to 2019. Mrs. Berner also has expertise as a board member and Chairperson in various industries, including forestry and paper, insurance, and building materials. She currently serves as a board member of Kühne + Nagel AG, a global transport and logistics company, and SEB AB, a public Nordic financial services group. Since 2022, she has chaired the Advisory Board of Getec Energie Holding GmbH, a prominent energy services provider in Germany. In addition, she joined the Board of Medicover AB in 2022, focusing on healthcare and diagnostic services in Central and Eastern Europe. Mrs. Berner is also the Chairwoman of the Board of the Foundation for Children’s Trauma Hospital and Institution Nadija sr, in Helsinki. Mrs. Berner holds a Master of Science degree in Business Administration and Economics from the Hanken School of Economics in Helsinki, Finland.

Enriqueta Felip Font

Dr. Enriqueta Felip Font has served as a director of Grifols since May 2019. She received her degree in Medicine and Surgery from the Autonomous University of Barcelona (UAB), where she also completed her studies for a PhD in Medical Oncology. She was an Associate Professor at the UAB from 2010 to May 2019. She has been a Professor of Medicine at the Universitat de Vic (UVicc-UCC) and since March 2024, she is a Professor at the UAB. Dr. Felip Font has an extensive professional career and accredited experience in the oncology sector, as well as knowledge in the scientific and research field. She is currently the Section Chief of the Medical Oncology Service at Vall d’Hebron University Hospital and the Principal Investigator of the Vall d’Hebron Institute of Oncology’s Thoracic Tumors Cancer Group. Dr. Enriqueta Felip Font has made a significant contribution to cancer research, especially in the field of thoracic tumors, and has collaborated in the development of lung cancer approaches that define the current standard of care for the disease. Dr. Enriqueta Felip Font has been involved in several initiatives with scientific organizations, among them, as member of the Board of Directors of the International Association for the Study of Lung Cancer (IASLC, 2017-2021). She is currently member of the Scientific Committee of the Institut d’Investigació i Innovació Parc Taulí. Throughout her career, she has obtained several recognitions for her work in the oncology field. In 2015, she was awarded with the first Women for Oncology Award from the European Society of Medical Oncology (ESMO). In May 2022 she was awarded with the Prize “La Vanguardia de la Ciencia.” In March 2024, she was awarded with the “Heine H. Hansen” recognition, which acknowledges lung cancer investigators who have made a significant contribution to lung cancer research and education on an international basis and is jointly bestowed by ESMO and the IASLC.

Most recently, she featured on Clarivate Analytics’ annual Global Highly Cited Researchers List 2018, 2019, 2020, 2021, 2022, 2023 and 2024. Dr. Enriqueta Felip Font has authored more than 350 peer-reviewed articles. Her professional background has provided her with expertise and knowledge on scientific and innovation matters.

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

Ms. Muñoz Abellana is also an independent director and the Chairperson of the Audit and Compliance Committee at Uriach, independent director and Chairperson of the Appointments and Remuneration Committee at Comexi, independent director at Coplus 130 and Chairperson of the Supervisory Board at Eole Holdings. Her professional background has provided her with expertise and knowledge on operations, strategy and digital transformation matters, as well as accounting, financial and audit skills.

Susana González Rodríguez

Ms. González Rodríguez earned a degree in Business Administration from the Asturias Business School and an MBA from the San Francisco State University. She began her professional career in the electronics industry sector at TE Connectivity and Rockwell Automation where she held different roles. She is currently a Senior Executive at ABB where, since February 2025, she serves as Global Chief Sales Officer in the machine automation division. Likewise, she is a member of the Global Business Women Leaders Council by The Conference Board and a member of the Spanish Board Directors (Instituto de Consejeros-Administradores). Her professional background has provided her with expertise and knowledge on strategy, sales and digital transformation matters.

Iñigo Sánchez-Asiaín Mardones

Mr. Iñigo Sánchez-Asiaín Mardones has been the Lead Independent director of the Board since May 2015 until 2022 and he has served as director of Grifols, S.A. since May 2015. He earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. In 2010 he founded Portobello Capital, where he remains a partner and a member of the Executive Committee and Investment Committee, leading the investments in companies such as Angulas Aguinaga, a company where he is Vice-Chairman and member of the Executive Committee, and Hotels & Resorts Blue Sea, S.L., where he is a member and Chairperson of the Board of Directors. He is also a member of the Executive Committee at the Harvard Club of Spain, which he has previously chaired. Previously, from 1993 to 2005, he was Deputy General Director at Banco Santander and from 2005-2010 was a partner and member of the board of directors of Ibersuizas Gestión SGECR, S.A, through which, together with his academic training, he has gained experience and knowledge on matters such as accounting, audit and risk management, both financial and non-financial.

Albert Grifols Coma-Cros

Mr. Albert Grifols Coma-Cros joined the Grifols Group in 2004 as an analyst in the Planning and Control Department. In 2007, he moved to the Finance Department as a financial analyst. In 2013, Mr. Grifols Coma-Cros held the position of Corporate Treasury Director and moved to Ireland to develop and implement the Group’s global financial structure. From 2018 to 2020, he was appointed Managing Director of Grifols Worldwide Operations Limited in Ireland, ensuring the correct collusion between Irish culture and Grifols’ own values in the gradual growth of our subsidiary in the country. From 2021 to 2023, Mr. Grifols Coma-Cros served as Chief Scientific Innovation Officer, being responsible for consolidating all of the Grifols Group’s scientific knowledge previously dispersed under a single scientific organization. He holds a degree in Business Administration from the Universitat Autònoma de Barcelona and has completed several Management Development Programs at ESADE, Georgetown University or the Institut Estudis Financers (IEF).

Mr. Grifols Coma-Cros has also been a director of the board of directors of Fisa 14, S.A., a real estate company, since 2015, and president of Bansabadell 18, FP, a pension fund, from 2018 to 2024.

Pascal Ravery

Mr. Pascal Ravery has served as a director of Grifols since December 2024. He has an extensive professional background in corporate finance and investment banking, with expertise in mergers and acquisitions, restructuring, and strategic advisory across various industries and regions. He has experience as a C-Suite and Board advisor in both publicly listed and private companies, as well as serving as a Non-Executive Board Member of private companies. Mr. Ravery began his career in finance at 3i Group, a British multinational private equity and development capital firm, where he worked from 1981 to 1983. He then joined Goldman Sachs, specializing in mergers and acquisitions and corporate finance in the United States and the United Kingdom, playing a key role in privatizations, major mergers, and IPOs for corporations and state-owned enterprises from 1985 to 1992.

In 1992, Mr. Ravery joined J.P. Morgan as Managing Director and Head of Industrials in Europe, ultimately becoming Vice-Chairman of the Investment Banking division in 2008. In 2012, he was appointed chief executive officer and chairman of the management committee of J.P. Morgan Securities in Switzerland. In 2015, Mr. Ravery founded Lakeside Capital Advisers, a corporate finance consultancy based in Baar, Switzerland, where he currently serves as CEO. Mr. Ravery is a graduate of INSEAD’s MBA program and the INSEAD independent director’s program.

Paul S. Herendeen

Mr. Paul S. Herendeen has served as a director of Grifols since December 2024. He currently serves as chairman of Endo, Inc. and as a board member of Elanco Animal Health, Inc. Mr. Herendeen has served as advisor to the chairman and chief executive officer of Bausch Health Companies Inc., where he also served as executive vice president and chief financial officer. Prior to that, he was executive vice president and chief financial officer of Zoetis Inc. He also held the position of chief financial officer at Warner Chilcott, a specialty pharmaceuticals company, after rejoining the firm following four years as executive vice president and chief financial officer of MedPointe.

Earlier in his career, Mr. Herendeen worked as a principal investor at Dominion Income Management and Cornerstone Partners. He also held various positions in banking and public accounting, including roles in the investment banking group at Oppenheimer & Company, the capital markets group at Continental Bank Corporation, and as a senior auditor at Arthur Andersen & Company. He holds a bachelor’s degree from Boston College and an MBA from the University of Virginia’s Darden School of Business.

Biography of the Secretary and Vice-Secretary, Non-Members, of the Board

Nuria Martín Barnés

Ms. Nuria Martín Barnés served as Vice-Secretary, non-member, of the Board of Directors from 2001 to 2015, and has served as Secretary, non-member, of the Board of Directors since 2015. Ms. Martín has been the managing Partner at Osborne Clarke Spain since July 1, 2017 until December 31, 2022. Prior to joining Osborne Clarke she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986. Ms. Martín is a trustee and Chairperson of the Probitas Fundación Privada foundation. She is secretary and member of the board of directors of Compañía General de Inversiones, SICAV, S.A., and Gesiuris CAT Patrimonis, as well as Secretary, non-member, of the Board of Gesiuris Asset Management, S.G.I.I.C., S.A. Ms. Martín earned her law degree from the University of Barcelona.

Laura de la Cruz Galán

Ms. Laura de la Cruz Galán has been the Vice-Secretary of our Board since December 2023 and Secretary, non-member, of our Audit Committee since April 2024. She is a Partner of the Spanish law firm Osborne Clarke, where she has been since 2012. Ms. De la Cruz specializes in corporate governance with respect to listed companies, as well as international M&A transactions. She holds a Law Degree from ESADE Law School in Barcelona, where she graduated in 2011. In 2023, she was selected to join the 8th edition of the “Women’s Talent Pool Leadership Programme” organized by the European Network for Women in Leadership. Furthermore, she is a trustee and Secretary of the Board of Trustees of Fundació Víctor Grifols i Lucas.

Senior Management

We have continued to effect changes in our senior management aligned with our strategic plan of streamlining corporate functions, separating ownership from our senior management and enhancing other efficiencies across the organization. See Item 5 of this Part I “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.”

As of January 1, 2024, Mr. Albert Grifols Coma-Cros stepped down from his executive position of Chief Scientific Innovation Officer, while remaining a member of the Board of Directors as a proprietary director, representing one of our major shareholders, Ponder Trade, S.L.

In February 2024, the Board appointed Mr. José Ignacio (Nacho) Abia Buenache as the new Chief Executive Officer of Grifols, a position Mr. Abia assumed on April 1, 2024. Following a transition period working alongside our former Chief Operating Officer and Chief Corporate Officer, Mr. Abia assumed the responsibilities previously held by such positions, while Mr. Víctor Grifols Deu and Mr. Raimon Grifols Roura stepped down from their executive positions and remain as proprietary directors, representing our major shareholders Ralledor Holding Spain, S.L. and Deria, S.A., respectively.

In May 2024, Mr. Alfredo Arroyo, the long-serving Chief Financial Officer of Grifols, announced his retirement, but remained with the company during a transition phase until December 2024.

In September 2024, Mr. Rahul Srinivasan was appointed as the new Chief Financial Officer of Grifols, bringing over 25 years of experience in financial services, including leadership roles at KPMG, Credit Suisse, and Bank of America.

Finally, in September 2024, Mr. Thomas Glanzmann transitioned from Executive Chairman to a non-executive role.

Other notable changes in our senior management were:

●	Mr. Roland Wandeler was appointed as the new president of our Biopharma business unit, replacing Ms. Maria Pia D’Urbano;
●	Mr. Camille Alpi was appointed as our Chief Human Resources and Talent Officer, replacing Ms. Montserrat Gaja Llamas; and
●	Mr. Jaime González was appointed as our Chief Digital Information Officer, replacing Mr. Miguel Louzan.
●	Ms. Montse Ribas was appointed as our Chief Communications and Reputation Officer, replacing Ms. Maria Teresa Rioné Llano.

Our senior management currently consists of the following persons:

Name	Age	Title	Since
José Ignacio (Nacho) Abia Buenache	56	Chief Executive Officer	2024
Rahul Srinivasan	48	Chief Financial Officer	2024
Camille Alpi	43	Chief Human Resources and Talent Officer	2024
David Ian Bell	70	Chief Corporate Affairs and Legal Officer	2023
Daniel Fleta Coit	54	Chief Industrial Services Officer	2022
Montse Ribas	57	Chief Communications and Reputation Officer	2025
Jörg Schüttrumpf	50	Chief Scientific Innovation Officer	2024
Antonio Martinez Martinez	58	President, Diagnostic	2022
Lluis Pons Gomez	42	Senior Vice President, Strategy	2022
Ignacio Ramal Subira	57	Chief Internal Audit & Enterprise Risk Management	2022
Jaime González Peralta	52	Chief Digital Information Officer	2024
Jordi Balsells Valls	52	President, Plasma Procurement	2022
Roland Wandeler	52	President, Biopharma	2024
Enrique de la Torre	53	Chief Compliance Officer	2019

Senior Management Biographies

The following are the biographies of our senior management who are not also directors:

Rahul Srinivasan

Rahul Srinivasan has served as Grifols’ Chief Financial Officer since September 2024 and oversees the company’s overall financial function, including planning, treasury, tax, financial reporting, investor relations and sustainability.

Mr. Srinivasan brings over 25 years of financial services expertise in various senior leadership roles across KPMG, Credit Suisse and Bank of America. His extensive financial services background spans audit and assurance services, transaction services, corporate finance, mergers and acquisitions, and capital markets. Most recently he was the Head of EMEA Leveraged Finance and Capital Markets at Bank of America.

He is a distinguished Fellow of the Institute of Chartered Accountants in England and Wales (ICAEW) and has a bachelor’s degree in Business Mathematics and Statistics from The London School of Economics and Political Science. Additionally, he was awarded a fully sponsored Executive MBA from ENPC School of International Management in Paris, France.

Camille Alpi

Camille Alpi joined Grifols as Chief Human Resources & Talent Officer in February 2024, bringing with him two decades of international HR leadership experience across Europe, the United States, South America and Asia.

Before joining Grifols, he served as Vice President Human Resources for Danone Specialized Nutrition, the company’s healthcare division. In his different roles as an HR leader, he led HR strategies at local, regional, and global levels, with a strong focus on talent and organizational development, employee experience and engagement, as well as transformation and change management.

Mr. Alpi holds a Master’s degree in Business and Economics from Uppsala University in Sweden.

David Ian Bell

David Bell is the Chief Corporate Affairs & Legal Officer at Grifols, where he leads corporate governance, legal and compliance functions. Since joining Grifols in 2003 as General Counsel, Mr. Bell has been a member of the Executive Committee and Management Boards of the company.

From 2016 to 2020, he served as Chief Innovation Officer, and in 2021, he was appointed Chief Corporate Development Officer, focusing on strategic partnerships and business expansion. Prior to his tenure at Grifols, Mr. Bell was Vice President and General Counsel, Corporate Secretary at Alpha Therapeutic Corporation and a partner at Knapp, Petersen & Clarke.

Mr. Bell earned his law degree from Southwestern University and holds a bachelor’s degree in science in psychobiology from the University of California, Irvine. He also completed the Program of Instruction for Lawyers at Harvard Law School. For over a decade, he has participated on the Global Board of Directors for PPTA (Plasma Protein Therapeutics Association), serving as its Chairman from 2016 to 2019.

Daniel Fleta Coit

Daniel Fleta has served as Chief Industrial Officer at Grifols since January 2019. His career at Grifols spans over two decades, with several key leadership positions at Grifols Engineering, including General Manager.

He holds a degree in Industrial Engineering, specializing in Chemistry, from Universitat Ramon Llull in Barcelona, and completed executive programs at IESE Business School. His extensive background in industrial operations and engineering has contributed significantly to Grifols’ growth and innovation in the healthcare sector.

Montse Ribas

Ms. Ribas joined Grifols in March 2025 as the Chief Communications and Reputation Officer. Prior to joining Grifols, Ms. Ribas spent 30 years at fashion and fragrance company Puig, where she led corporate communication, public strategy and high-level institutional relations serving as Corporate Communications and Protocol Director. Ms. Ribas has a Business Administration degree and two Master’s degrees from ESADE (Business Management and Corporate Communication). Her extensive experience includes media relations, crisis communication, corporate transformation, and managing major events.

Jörg Schüttrumpf

Dr. Jörg Schüttrumpf joined Grifols in September 2024 as Chief Scientific Innovation Officer (CSIO). As the head of innovation for the entire Grifols Group, Dr. Schüttrumpf concentrates on accelerating the development of differentiated plasma and non-plasma medicines in key therapeutic areas. Since early 2022, Dr. Schüttrumpf has been Chief Scientific Officer of our subsidiary Biotest AG, where he had been Head of Global Research since 2012 and Head of Research and Development since 2015. Dr. Schüttrumpf is a physician scientist specializing in Transfusion Medicine and Hemostaseology with degrees from Goethe University Frankfurt, Albert-Ludwigs-University Freiburg, and IMD Business School. During his career he worked in leading research institutions both in Germany and in the United States.

Antonio Martinez Martinez

Antonio Martínez, PhD, is the President of our Diagnostic business unit, a role he has held since June 2022. Previously, he served as President of Scientific and R&D in the same unit. Dr. Martinez founded and served as Chief Executive Officer of Progenika Biopharma, S.A. for nearly 20 years before the company became a part of the Grifols Group. Earlier in his career, he worked at PharmaMar, a pharmaceutical company, and as a professor of Chemistry at Universidad de Navarra.

Dr. Martínez holds a doctorate in Molecular Genetics from the Universidad de Navarra and a master’s in Operations Management from IE Business School. He also earned a bachelor’s degree in Chemistry from Universidad de Murcia.

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

Jordi Balsells Valls

Jordi Balsells joined Grifols as President of our Plasma Procurement business unit in October 2022. He brings a wealth of experience in strategic leadership and business development from his diverse career in global markets. Prior to joining the company, Mr. Balsells was Managing Director of Merchandising & Licensing at Football Club Barcelona.

Before his tenure at FC Barcelona, he spent over a decade at Desigual, a leading fashion brand, where he held various senior leadership positions and was part of the executive team that drove the company’s business expansion in Asia and significantly enhanced its digital customer experience. During this time, he lived and worked in London and Hong Kong.

Mr. Balsells holds a degree in Economics and Business Administration from Universitat Pompeu Fabra (Barcelona), an Executive MBA from ESADE and has completed the Program for Management Development (PDG) at IESE Business School. He has also completed executive education programs at INSEAD and Harvard Business School.

Roland Wandeler

Roland Wandeler, PhD, joined Grifols as President of the Biopharma business unit in January of 2024, bringing more than two decades of global biopharmaceutical experience in executive roles and strategic management consulting to the company.

Dr. Wandeler has a strong record of building and leading teams, setting strategy, and driving growth through commercial, operational and organizational excellence throughout his career spanning Europe and the United States. His prior roles include Chief Commercial Officer at MorphoSys and multiple executive positions during his 14-year career at Amgen, including Corporate Vice President and General Manager of Bone Health and Cardiology in the U.S., VP & General Manager of Germany and General Manager of Iberia.

A graduate of the Swiss Federal Institute of Technology (ETH) in Zurich, Dr. Wandeler holds a doctorate in technical sciences and a Master of Science in Chemical Engineering.

Jaime Gonzalez Peralta

Mr. González joined Grifols in 2024 as Chief Digital Information Officer. He has more than 25 years of experience designing value-added IT solutions for large, complex multinational organizations across Europe and the USA. Most recently, he served as Global Chief Information Officer at Radisson Hotel Group in Belgium.

Mr. González holds a master’s degree in Computer Sciences and Telecommunications, among other qualifications.

Enrique de la Torre

Mr. De la Torre joined Grifols in 2014 as Global Compliance Director. He serves as Chief Compliance Officer since 2019. Previously, Mr. De la Torre worked as quality, risk & compliance auditor for clients of different industries before joining Boehringer Ingelheim in 2001, where he held management positions in environmental protection, safety, computer systems validation and data protection. Since 2010, he has served as Compliance Officer for the Spanish affiliates. Mr. De la Torre received his degree in chemical engineering from Institut Químic de Sarrià in 1996. He also holds a master’s degree in risk management from Universitat Ramon Llull, and an Executive MBA degree from Esade Business School.

Family Relationships

Mr. Raimon Grifols Roura, our proprietary director, and Mr. Víctor Grifols Roura, a former director and Honorary Chairperson (non-member) of the Board, are brothers.

Mr. Raimon Grifols Roura is the uncle of Mr. Víctor Grifols Deu, both our proprietary directors and former Co-Chief Executive Officers.

Mr. Víctor Grifols Deu, our director and former Co-Chief Executive Officer, is the son of Mr. Víctor Grifols Roura, a former director and the Honorary Chairperson (non-member) of the Board.

Messrs. Víctor Grifols Roura and Raimon Grifols Roura are the grandchildren of Mr. José Antonio Grifols i Roig, our founder.

Mr. Raimon Grifols Roura, our director and former Co-Chief Executive Officer, and Mr. Victor Grifols Roura, a former director and Honorary Chairperson (non-member) of the Board, are uncles of Mr. Albert Grifols Coma-Cros, our proprietary director.

Mr. Victor Grifols Deu and Mr. Albert Grifols Coma-Cros are cousins.

Arrangements Pursuant to Which Certain Directors or Senior Management Were Selected

We have no arrangements.

B.	Compensation

The compensation of our directors is determined pursuant to our director remuneration policy. Pursuant to Article 15 of the Regulations of the Internal Functioning of the Board of Directors of Grifols, S.A. (Reglamento de funcionamiento interno del consejo de administración, or the “Board Regulations”), the appointments and remuneration committee of the Board (Comisión de Nombramientos y Retribuciones, or the “Appointments and Remuneration Committee”) must, as a core responsibility, propose to the Board of Directors (for approval and further proposal to the shareholders) the remuneration policy applicable to our directors. Further, the Appointments and Remuneration Committee also proposes to the Board of Directors, for approval, the remuneration of our senior managers and employees performing top-level management duties under the direct supervision of the Board.

When determining the remuneration policy, the Appointments and Remuneration Committee considers the comparative market data, carrying out, to this end, an external competitive analysis of the remuneration package of all the Company’s employees, among them, the management team. This analysis is carried out to analyze the adequacy of the compensation levels, and ensure that these are in line with market standards of other companies in the sector for equivalent levels of responsibility. Salary surveys carried out by independent consultants are usually used as a source of information for this analysis.

As part of this core responsibility, in 2023, the Appointments and Remuneration Committee performed a thorough review of our previous director remuneration policy, obtained comments from shareholders, investors and other stakeholders, and obtained advise from independent consultant Mercer LLC. As a result of this process, our shareholders approved our current director remuneration policy at the general shareholders’ meeting held on June, 16, 2023, such director remuneration policy was submitted for amendment by the general shareholders’ meeting held on June, 14, 2024 in order to adapt it to the main circumstances and events that took place since the approval of the policy (the “Director Remuneration Policy”). The purpose of the new policy is to reinforce the alignment of our remuneration systems with our long-term strategic plan, shareholders’ interests and sustainability, all with prudent risk management and avoiding conflicts of interest.

The main amendments to the Remuneration Policy approved by the shareholders’ meeting held on June 14, 2024 were the following: (i) eliminating in its entirety the remuneration set for Mr. Victor Grifols Roura as Honorary Chairman of the Board of Directors, given his resignation as Board member as of December 2023, (ii) eliminating any reference to the remuneration of Mr. Victor Grifols Deu and Mr. Raimon Grifols Roura as executive directors, given they dropped their executive roles as of May 31, 2024, (iii) including the remuneration package of Mr. Nacho Abia as CEO and (iv) including the Clawback Policy (approved by the Board of Directors in October 2023) as part of the Company’s remuneration policy.

The Director Remuneration Policy was in force and applicable during 2023 and 2024 and will expire at the end of the 2025 fiscal year. In accordance with applicable law, a new remuneration policy must be submitted for approval by our general shareholders’ meeting before the end of the last financial year of its application (which is 2025), which may be applicable from the moment of its approval.

Compensation of Members of the Board

Our Articles of Association generally set forth the processes for the determination of the compensation paid to the members of the Board. Article 20.bis of the Articles of Association provides that the directors’ remuneration shall be approved by the general shareholders’ meeting and shall apply for a maximum of three fiscal years. New directors’ remuneration policies must be approved by the general shareholders’ meeting prior to the last year of applicability of the previous policy, and any new policies approved may apply from the date of approval up to the three following years if so determined by the general shareholders’ meeting.

Pursuant to Article 26 of the Board Regulations, the Director Remuneration Policy (i) with respect to directors in their role as such, must necessarily determine the maximum amount of aggregate annual remuneration to be paid to all directors, as well as the criteria for its distribution taking into account the duties and responsibilities attributed to each of them and (ii) with respect to directors performing executive duties, must include the amount of annual fixed remuneration, the different parameters to set the variable components and the main terms and conditions of their contracts, including, in particular, duration, severance payments or compensations for the termination of the employment relationship, exclusivity, post-contractual non-competition, and retention or loyalty agreements. The Board then determines how much of the shareholder-approved aggregate compensation amount will be allocated to each director as compensation, taking into account a prior report of our Appointments and Remuneration Committee, in each case pursuant to the framework of the Articles of Association, the Director Remuneration Policy and the relevant agreements, as applicable.

Our directors are entitled to receive compensation in a fixed amount for serving as directors on our Board, pursuant to our Articles of Association and the Director Remuneration Policy. Director compensation for the performance of executive duties may consist of (i) a fixed amount, (ii) a variable amount based on financial and non-financial metrics, (iii) if applicable, compensations in certain cases of termination or dismissal, and (iv) may include the delivery of shares, or share options or amounts referenced to the value of the shares, subject to the requirements established by the legislation from time to time, in each case pursuant to the Articles of Association and the Director Remuneration Policy, as well as with the agreements approved in accordance with the provisions of the Spanish Companies Act.

The total compensation accrued by directors in the year ended December 31, 2024, in the aggregate, amounted to €15.1 million. This amount includes the remuneration of both executive and non-executive directors.

Non-executive Directors

Our independent directors, proprietary directors and those categorized as “Other External Directors” are non-executive directors (consejeros no ejecutivos). Our compensation philosophy, as set forth in Article 27 of the Board Regulations, provides that the remuneration of non-executive directors shall provide incentives for our directors to be dedicated and involved, while not creating an obstacle to their independence. To that end, Article 27 further establishes that the Board, following the advice of the Appointments and Remuneration Committee, shall take the necessary measures to ensure that non-executive directors’ remuneration adheres to the following guidelines: (a) their remuneration should be relative to their dedication, qualification and responsibility; and (b) they are excluded from any plans (x) consisting of the delivery of equity awards or options or other instruments linked to the value of our shares, (y) linked to our performance or (z) including retirement benefits. However, non-executive directors may be remunerated with our shares provided that they agree to hold such shares for the duration of the term as members of the Board.

Pursuant to the Director Remuneration Policy, our shareholders set the maximum gross annual amount at €100,000 payable per non-executive director, other than those non-executive directors that render paid professional services to us. Any director that is a member of one of the Board Committees (Audit Committee, Appointments and Remuneration Committee and Sustainability Committee) receives an additional gross annual remuneration of €25,000 (thus, their total annual remuneration would amount to €125,000). Similarly, each committee chairperson receives an additional €25,000 (thus, their total annual remuneration would amount to €150,000). The lead independent director receives an additional remuneration amounting to €50,000 (thus, lead independent director’s total annual remuneration would amount to €150,000). Under no circumstances the remuneration of a non-executive director may exceed €150,000 per year.

Our executive directors and directors who render paid professional services to the Grifols Group do not receive any of remuneration solely for their capacity as director. Directors categorized as “other external directors” did not receive any remuneration in 2024. None of our directors received attendance fees for meetings of the Board or committees of the Board. Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

As of the date of this annual report, Ms. Anne-Catherine Berner, Dr. Enriqueta Felip Font, Ms. Susana González Rodríguez, Ms. Montserrat Muñoz Abellana, Mr. Iñigo Sánchez-Asiaín Mardones and Mr. Pascal Ravery are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Mr. Dagá and Mr. Glanzmann serve as other external directors (and not independent) and Mr. Raimon Grifols Roura, Mr. Victor Grifols Deu, Mr. Albert Grifols Coma-Cros and Mr. Paul S. Herendeen serve as proprietary directors (and not independent) in conformity with Spanish corporate governance rules.

The following table details the individual compensation of each non-executive director for 2024:

	Fixed Compensation	Committee Allowances	Total

	(in euros)
Raimon Grifols Roura(2)	58,333	—	58,333
Victor Grifols Deu(2)	58,333	—	58,333
Albert Grifols Coma-Cros	100,000	—	100,000
Tomás Dagá Gelabert	—	—	—
Montserrat Muñoz Abellana	100,000	50,000	150,000
Iñigo Sánchez-Asiaín Mardones	100,000	50,000	150,000
Enriqueta Felip Font	100,000	25,000	125,000
Susana González Rodríguez	100,000	25,000	125,000
Anne-Catherine Berner	50,000	25,000	75,000
Paul S. Herendeen	6,301	—	6,301
Pascal Ravery	6,301	—	6,301
Total	679,268	175,000	854.268(1)
(1)

The table reflects only the compensation of the current non-executive directors. In addition to the amounts above, we paid the following amounts to persons who served as non-executive directors during 2024 that are no longer members of our Board: (i) €75,000 to James Costos; (ii) €79,932 to Carina Szpilka Lázaro; and (iii) €8,562 to Claire Giraut.

(2)

The compensation of Mr. Raimon Grifols Roura and Mr. Victor Grifols Deu as proprietary non-executive members of the Board was paid pro rata to the months of 2024 during which they served in these roles (from June to December 2024).

Executive Directors

Currently only our Chief Executive Officer performs executive functions for the Company. However, for parts of the year ended on December 31, 2024, other directors fulfilled the executive functions of Executive Chairperson, Chief Corporate Officer and Chief Operating Officer.

Our Appointments and Remunerations Committee determined the compensation of the CEO by considering analogous roles in similar companies. This determination relies on the advice from external advisers regarding global industry peers such as Abeona, Baxter, Bio-Life Solutions, Biogen, CSL, Rovi, Merck, Omnicell, Pfizer, Sanofi, Takeda and Olympus. The Committee’s work included a comparative analysis of CEO remuneration from 2018 to 2022 of selected publicly-listed industry peers from various countries mentioned above, such as the USA, Australia, Spain, Germany, France, and Japan, as well as the design of the various elements of remuneration with market practice in comparable companies.

The compensation for executive directors relating to their executive functions may consist of (i) a fixed amount, (ii) a variable amount based on financial and non-financial metrics including, among others, environmental, social and governance (“ESG”) objectives, (iii) if applicable, compensations in certain cases of termination or dismissal, and (iv) the delivery of shares, or share options or amounts referenced to the value of the shares, subject to the requirements established by the legislation from time to time.

The percentage of short-term variable remuneration for executive directors is set based on the fulfilment of certain objectives, which are established on an annual basis and approved by the Board, following the proposal from the Appointments and Remuneration Committee and the Sustainability Committee, if applicable. These objectives are linked to different financial and non-financial metrics and parameters, all in accordance with the applicable remuneration policy.

For the year ended on December 31, 2024, the following financial and non-financial metrics were established in the Director Remuneration Policy. In relation to each of them, the Board approved the following objectives:

●	Economic metrics related to the Grifols Group’s consolidated performance (with an aggregate weight of 40%):
o	Target (with a weight of 15%): Achieve a certain level of operational performance calculated in constant currency;
o	Target (with a weight of 25%): Reach a certain level of consolidated cash flow before debt service.
●	Debt reduction metric (with a weight of 25%): Achieve a reduction of total debt levels in the second half of 2024.
●	ESG metric based on key performance indicators (“KPIs”) (with a weight of 10%, where 2.5% is for environment KPIs, 4.0% for social KPIs and 3.5% for governance KPIs): Target to achieve 100% of the ESG objectives, which are aligned with our sustainability strategy, have been overseen by the Sustainability Committee and have been reviewed by our independent auditors.
●	Innovation metric (with a weight of 10%): Achieve 7 milestones linked to innovation projects.
●	Other operational metrics (with an aggregate weight of 15%):
o	Target (with a weight of 5%): Announce and complete the transition of the organizational structure to a new CEO between April and December 2024; and
o	Target (with a weight of 10%): Achieve consolidated sales growth of 7.3% in comparison to 2023, calculated in constant currency.

Chief Executive Officer

Our Chief Executive Officer accrued €4.2 million (which included a non-recurring signing bonus) in cash remuneration in 2024 (€2.9 million in fixed compensation and €1.3 million in variable compensation, which has been paid). This variable compensation amount was calculated based on the achievement of the abovementioned specific performance objectives. The CEO’s variable remuneration was determined by applying a weighted payment coefficient to each objective described above, with the final variable compensation amount reached after applying a total achievement percentage of 83.86%.

Executive Chairman (until September 2024)

For the year ended December 31, 2024, Mr. Thomas Glanzmann, our non-Executive Chairperson of the Board who, until September 2024, served as executive Chairperson, accrued €1.2 million as fixed remuneration and €1.1 million in variable compensation, both payable in cash. His variable remuneration was calculated based on the achievement of the abovementioned specific performance objectives. His variable remuneration was determined by applying a weighted payment coefficient to each objective described above, with the final variable compensation amount reached after applying a total achievement percentage of 90.85%.

Chief Operating Officer and Chief Corporate Officer (until May 2024)

Mr. Raimon Grifols Roura and Mr. Victor Grifols Deu received compensation for their executive functions prior to stepping down on May 31, 2024. Mr. Raimon Grifols Roura accrued a total of €3.9 million, including €455,370.78 in fixed salary and €3.3 million in additional compensation, as they were entitled to contractual severance payments pursuant to their respective employment agreements following the change in our executive management with the appointment of Mr. José Ignacio Abia Buenache as Chief Executive Officer. Similarly, Mr. Victor Grifols Deu accrued €3.9 million, composed of €455,560.08 in fixed salary and €3.3 million in additional compensation. Additionally, Mr. Raimon Grifols Roura accrued the right to receive remuneration as a member of the supervisory board of our subsidiary Biotest AG in the amount of €18,333.33.

Each of Mr. Raimon Grifols Roura and Mr. Víctor Grifols also received 21,274 restricted stock units (RSUs) allocated in fiscal year 2022, which had a vesting period of two years and one day. Hence, in 2024 each was awarded Class B shares in the amount of €115,305.08. These RSUs were granted under the terms applicable to executive directors at the time of their service in such capacity in accordance with the remuneration policy then applicable.

Other Members of Senior Management

In 2024, members of our senior management (excluding those who also served as members of the Board) accrued compensation amounting to €13.7 million, in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2024 service. In 2023, members of our senior management (excluding those who also served as members of the Board) accrued compensation amounting to €23.7 million, in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2023 service. In 2022, members of our senior management (excluding those who also served as members of the Board) were paid compensation amounting to €13.9 million in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2022 service.

The breakdown of the aggregate amount paid to our senior management (excluding those who also served as members of the Board) for discharging their duties in the years ended December 31, 2024, 2023 and 2022 is set forth in the table below.

	Amount paid in the year
	ended December 31,
Component	2024	2023	2022

	(in euros)
Salaries	7,930,417	14,567,449	8,489,991
Variable Compensation	5,745,949	9,131,372	5,400,772
Stock options or other securities	—	—	—
Other — e.g., life and health insurance	28,586	34,864	68,301
Other — e.g., pensions/savings	31,778	30,776	124,677

Executive Compensation Clawback Policy

On October 26, 2022, the SEC amended Rule 10D-1 and other rules under Section 10D of the Exchange Act to implement the incentive-based compensation recovery provision, referred to as the “clawback” provision, of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Clawback Rules”). The Clawback Rules required national securities exchanges (such as NASDAQ) to adopt listing standards under which issuers must implement and enforce policies that require the clawback of incentive-based compensation received by any current or former executive officer during the three fiscal years immediately preceding the date of a required restatement of an issuer’s filed financial statements due to the issuer’s material noncompliance with any financial reporting requirement under the securities laws.

In June 2023, the SEC approved the proposed clawback listing standards issued by NASDAQ. On October 19, 2023, our Board of Directors approved our “Clawback Policy for the Recovery of Erroneously Awarded Compensation for the Senior Management,” to comply with the Clawback Rules. The policy is attached to this annual report as Exhibit 97.1.

Employment and Severance Arrangements

We have entered into employment contracts with four members of our senior management that entitle them to unilaterally rescind their employment contracts and receive termination benefits of two to five years’ salary in the event that we undergo a change of control. In addition to this, six members of our senior management are contractually entitled to termination benefits of one to two years’ salary under certain circumstances other than a change of control.

See Notes 29(c) and 31(a) to our audited consolidated financial statements included in this annual report for further details of the payments received by employees.

Equity and Other Incentive Programs

See “—E. Share Ownership” for a description of our equity-based compensation plans available to eligible employees, including members of our senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2024 was €31.8 million. In 2024, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

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

The Board must appoint a Chairperson of the Board from among its members. Mr. Thomas Glanzmann is the current non-Executive Chairperson and will serve in this role until our general shareholders’ meeting occurs in June 2025. Ms. Anne-Catherine Berner will replace Mr. Glanzmann as the non-executive chairperson of our Board as of the general shareholders’ meeting. The Board may also designate one or more Vice Chairperson, who shall be numbered consecutively, and who shall replace the Chairperson in the event of impossibility to act or absence. Mr. Raimon Grifols Roura is the current Vice Chairperson. The Board may appoint an Honorary Chairperson that is not required to be a member of the Board. The Honorary Chairperson shall have duties of honorary representation and will provide advice to the Board to the Chairperson and to the Vice Chairperson of the Board. Currently, Mr. Victor Grifols Roura is the Honorary Chairperson, and a non-member of the Board.

The Board must also appoint a Secretary and may also designate one or more Vice-Secretaries. Neither the Secretary nor the Vice-Secretary is required to be a member of the Board; however, the Secretary or the Vice-Secretary will not be entitled to vote on matters before the Board unless he or she is a member of the Board. Ms. Nuria Martín Barnés is the current Secretary non-member of the Board, while Ms. Laura de la Cruz Galán is the current Vice-Secretary, non-member, of the Board.

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

Under Spanish corporate law, a board of directors may also grant general or specific powers of attorney to any person whether or not that person is a director or a shareholder. General powers of attorney must be registered in the Commercial Registry. However, Spanish law provides that the following powers, among others, may not be delegated by the Board: (i) the formulation and submission for approval of the yearly financial statements at the general shareholders’ meeting; and (ii) those powers granted to the board of directors by a general shareholders’ meeting (unless otherwise provided in the relevant shareholders’ resolution).

Mr. José Ignacio (Nacho) Abia Buenache is the current Chief Executive Officer of the Company, with delegation of all powers legally delegable from the Board.

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

The regulations applicable to the Audit Committee are set forth in the provisions referred to above, as well as the bylaws of the Audit Committee, which were approved by the Board and the Audit Committee on December 9, 2008, and most recently modified in April 2024 in order to adapt its content to the current recommendations of the Good Governance Code of Listed Companies. In connection with the Talecris Biotherapeutics acquisition, at a Board meeting held on May 24, 2011, the Articles of Association and Board Regulations were amended to conform to NASDAQ Listing Rules and to facilitate the listing of our Class B ADSs on NASDAQ. Furthermore, the bylaws of the Audit Committee were modified at a Committee meeting held on March 31, 2015, to adapt them to the requirements imposed by Law 31/2014. In 2017, article 24.ter of the Articles of Association and Article 14 of the Board Regulations concerning the composition and functions of the Audit Committee were amended in order to adequate their content to the latest amendments of the Spanish Companies Act introduced by the currently in force Spanish Audit Act. On May 3, 2024, the Board resolved to amend Article 14 of the Board Regulations to establish a maximum engagement period for auditors (including any extensions), ensuring that it is shorter than the maximum legal term set at any given time in order to safeguard the auditors’ independence.

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

The Audit Committee currently consists of Mr. Iñigo Sánchez-Asiaín Mardones, Ms. Montserrat Muñoz Abellana and Ms. Anne-Catherine Berner. All are independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, as well as in conformity with the Spanish Companies Act. Ms. Laura de la Cruz Galán serves as Secretary, non-member, of the Audit Committee, having replaced Mr. Tomás Dagá in such role on April 17, 2024.

Appointments and Remuneration Committee

The Board established an Appointments and Remuneration Committee in compliance with Article 24.bis and 24. quater of the Articles of Association and Article 15 of the Board Regulations.

The regulations applicable to the Appointments and Remuneration Committee are set forth in the provisions referred to above, as well as in the Regulations of the Appointments and Remuneration Committee, which were approved by the Board on May 3, 2024. Pursuant to Spanish corporate governance requirements, Article 15 of the Board Regulations and the Regulations of this Committee, the Appointments and Remuneration Committee is required to consist of between three and five members, all of which must be non-executive directors, which includes at least two independent directors. The Board, during its meeting held on 3 May 2024, resolved to approve the amendment of article 15 of the Board Regulations, the purpose was to introduce into the scope of responsibilities of the Committee the creation of a competency matrix and the leadership of the annual evaluation process of the Board and its Committees. Furthermore, it also includes the particular points to address in said evaluation.

The responsibilities of the Appointments and Remuneration Committee include:

●	assisting in the nomination of directors, including evaluating potential nominees in light of the level of knowledge, competence and experience necessary to serve on the Board;
●	establishing a representation target for the gender that is least represented on the Board and prepare guidelines to achieve said target;
●	reporting and making proposals to the Board on the appointment of members to the various committees of the Board and on the persons who should hold the office of Secretary and Vice-Secretary of the Board;
●	examining and organizing the orderly and planned succession of the Chairperson of the Board and the Chief Executive Officer;
●	reporting on proposals for the appointment and removal of any members of senior management made by the Chief Executive Officer;
●	making proposals on the remuneration plans for the Board and senior management;
●	periodically reviewing the remuneration plans of senior management, including considering their suitability and performance;

●	reporting on transactions in which directors may have a conflict of interest and ensuring that potential conflicts of interest do not impair the independence of any external advice provided to the committee; and
●	periodically reviewing the remuneration policy applied to directors and senior management and ensuring that their individual remuneration is proportionate to that paid to other directors and senior management.

Consistent with NASDAQ Listing Rules for foreign private issuers, our Appointments and Remuneration Committee currently consists of Ms. Anne-Catherine Berner, Ms. Enriqueta Felip Font and Ms. Susana González Rodríguez as directors. All are independent, in conformity with Exchange Act requirements and NASDAQ Listing Rules. Ms. Nuria Martín Barnés serves as Secretary, non-member, of the Appointments and Remuneration Committee.

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

The responsibilities of the Sustainability Committee include:

●	monitoring compliance with the Company’s internal codes of conduct and corporate governance rules, and ensuring that the corporate culture is aligned with its purpose and values;
●	monitoring the implementation of the general policy regarding the disclosure of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, proxy advisors and other stakeholders. Similarly, the way in which the Company communicates and relates with small and medium-sized shareholders should be monitored;
●	periodically evaluating the effectiveness of the Company’s corporate governance system and environmental, climate change and social policy to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders;
●	ensuring the Company’s environmental, climate change and social practices are in accordance with the established strategy and policy; and
●	monitoring and evaluating the Company’s interaction with its stakeholder groups.

The Sustainability Committee currently consists of Ms. Anne-Catherine Berner, Ms. Montserrat Muñoz Abellana and Ms. Enriqueta Felip Font. All are independent, in conformity with Exchange Act requirements and NASDAQ Listing Rules. Ms. Nuria Martín Barnés serves as Secretary, non-member, of the Sustainability Committee.

The Sustainability Steering Committee is a multidisciplinary and international team created in 2021 coordinated by the Investor Relations and Sustainability Department, which reports to the Sustainability Committee. Among its functions, the committee fosters ongoing dialogue to identify, establish, implement and confirm compliance with Grifols Master Plan objectives, and generates and coordinates the reporting of nonfinancial and corporate sustainability information.

D.	Employees

The table below indicates the number of employees by department as of December 31, 2024, 2023 and 2022:

	As of December 31,
Department	2024	2023	2022
Manufacturing	18,774	18,979	21,235
Research & development — technical area	1,514	1,255	1,271
Administration and others	1,673	1,686	1,870
General management	281	267	302
Marketing	184	155	167
Sales and distribution	1,396	1,395	1,469
Total	23,822	23,737	26,314

The table below indicates the number of employees by geographic region as of December 31, 2024, 2023 and 2022:

	As of December 31,
Geographic Region	2024	2023	2022
Spain	4,408	4,181	4,224
North America	13,771	14,076	16,862
Rest of the World	5,643	5,480	5,228
Total	23,822	23,737	26,314

We actively train our employees. The Grifols Academy opened in Spain during the second quarter of 2011. It is a meeting point for advanced training on all processes related to the preparation and production of plasma-derived medicines. The Grifols Academy acts as a center of technical, scientific and management training for the Grifols Group’s personnel, fostering a continued exchange among experts and external bodies, such as professional healthcare associations, hospitals, schools and universities. Through the Grifols Academy, we offer to our employees technical training and professional development opportunities, including an educational expenses reimbursement program, a number of long-term leadership development initiatives and onboarding processes conducted with virtual reality technology. In the last three years, an annual average of more than 12,300 of our employees participated in the Grifols Academy’s professional development and plasmepherisis training programs.

In 2024, we took an important step forward with the unveiling of the “Copilot” tool, a generative AI solution available to all employees. We hosted interactive webinars on its features to help employees unlock its full potential. We also offer flexible, on-demand learning options, empowering employees to personalize their learning and access resources that best align with their explicit development goals.

We promote social dialogue founded on freedom of association and the right to collective bargaining, taking into account the unique cultural, historical, economic and political frameworks in its countries of operation. In addition to cultivating open lines of communication, we adapt our social dialogue to each country’s specific context. These efforts strengthen our corporate culture and ensures employee needs are met.

Effective communication with workers’ legal representation is essential for addressing the transversal issues that require collective bargaining across the company’s various workplaces. The Spanish labor-relations system defines two types of company representation: trade union representation and unitary or elective representation. We hold regular and extraordinary staff-related meetings with these representatives, who form part of trade union sections, work councils and employee delegations. Our Spanish employees are mainly represented by three labor unions, the Workers’ Commissions (Comisiones Obreras - CCOO), the Workers General Union (Unión General de Trabajadores - UGT) and the General Labor Confederation (Confederación General del Trabajo - CGT).

In France, Germany and other countries, we regularly meet with workers’ legal representation. In Italy, we discuss decisions that could impact collective working conditions with trade union organizations. We fully support the fundamental right of association and collective bargaining in alignment with the Universal Declaration of Human Rights. In Spain, Germany, Italy, France, Argentina and Brazil, 100% of our employees work under collective agreements. Together, they represent 27.9% of the total workforce. Since no industry-specific agreements exist in the United States, collective bargaining is carried out at the company level.

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents. All of our employees are covered under this policy. We implemented a defined contribution pension plan for all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees. Our contribution to this pension plan was €1.3 million in the year ended December 31, 2024, compared to €1.1 million and €1.0 million in the years ended December 31, 2023 and 2022, respectively. We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. We make fully vested matching contributions to the savings plan, which totaled $33.6 million in the year ended December 31, 2024, compared to $33.4 million and $34.1 million for the years ended December 31, 2023 and 2022 respectively. For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law. The pension cost relating to this plan is not material.

E.	Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2024 see Item 7 of this Part I, “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

In March 2022, we established a Restricted Share Plan (“RSU”) under which eligible employees are entitled to receive up to 50% of their annual bonus in Class B Shares or Class B ADSs and we match this with an additional 50% contribution in RSUs. The Class B shares or ADSs delivered under this plan were valued at the date of grant of the employee bonus. The RSUs have a vesting period of two years and one day, after which period the RSUs may be exchanged for Class B Shares or ADSs. If an eligible employee leaves the company or is terminated prior to the vesting period, he/she will not be entitled to the additional RSUs. As of December 31, 2024, we settled the 2022 RSU plan for an amount of €17.6 million (€3.3 million as of December 31, 2023, corresponding to the 2020 RSU plan). This commitment was treated as equity-settled, with no accumulated amount recognized as of December 31, 2024 (€8.3 million as of December 31, 2023).

In 2023, our Board of Directors made modifications to our Remunerations Policy, including the discontinuation of this partial payment of variable compensation in RSUs. Instead, our Board created two new variable compensation plans, which are described below. For more details regarding our Remunerations Policy, see “—B. Compensation.” For more information regarding our variable compensation plans, see Note 29(c) to our audited consolidated financial statements included in this annual report.

In 2024, our Board of Directors made modifications to our Remunerations Policy, in order to adapt such policy to the current circumstances of the Board of Directors. For more details regarding our Remunerations Policy, see “—B. Compensation.” For more information regarding our variable compensation plans, see Note 29(c) to our audited consolidated financial statements included in this annual report.

Equity-settled share-based payment plan

In 2023, we approved a four-year long-term incentive plan for certain executive directors, members of the senior management of Grifols, S.A. and our subsidiaries. Under this plan, these individuals have the right to receive a certain number of options representing the right to acquire certain Class A shares for an exercise price of €8.96 per share. Of the options granted, 40% will vest on the second anniversary of the plan and the remaining 60% will vest upon the fourth anniversary of the plan, in each case subject to certain vesting conditions. A maximum of 4.0 million stock options, representing the right to acquire 4.0 million Class A Shares, will be granted under the equity-settled share-based payment plan. The recognized amount in equity as of December 31, 2024 was equal to €5.6 million (€2.6 million as of December 31, 2023).

Cash-settled share-based payment plan

In May 2023, our Board of Directors approved a four-year long-term incentive plan for certain members of our management team. The plan is based on the award of restricted stock units (RSUs), of which 50% will vest upon the second anniversary of the plan and the remaining 50% will vest at the end of the fourth year of the plan. The RSUs granted under this plan will be settled in cash for the amount equivalent to the average price of the Class A Shares during the five business days preceding the settlement date. As of December 31, 2024, the total accumulated amount is €2.9 million. Of the total, €2.1 million are short-term in the heading “Trade creditors and other accounts payable” (€1.7 million as of December 31, 2023) and €0.8 million are long-term in the heading “Provisions” (without amount as of December 31, 2023). The amount recognized in the consolidated statement of profit and loss as of December 31, 2024 amounts to €1.2 million (€1.7 million in 2023).

Fidelity programs addressed to management

In 2024, we entered into agreements with certain executives establishing a long-term share-based or cash-based incentive as part of our remuneration system. In the case of transfer of shares, we will grant these incentives in equal terms on the anniversary date or at the end of the relevant period, provided that each such beneficiary must have been continuously employed by Grifols until the settlement date. We recognized an amount of €1.1 million in equity as of December 31, 2024.

Former Executive Chairman share-based payment plan

In June 2023, our shareholders approved a long-term variable remuneration for our former Executive Chairperson, Mr. Thomas Glanzmann. Under such plan, he was awarded 700,000 stock options representing the right to acquire 700,000 Class A Shares at an exercise price established by the shareholders at such general shareholders’ meeting. The stock options will vest on the second anniversary of the award date, subject to Mr. Thomas Glanzmann passing a performance evaluation to be conducted by the Board of Directors and the Appointments and Remuneration Committee.

This plan was created to reward the efforts required to execute our Operational Improvement Plan. It granted a one-time basis award made in 2023 of 700,000 Class A shares.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

There was no erroneously awarded compensation paid to our executive officers in 2024. The Appointments and Remuneration Committee reviewed the applicability of the compensation clawback policy in light of the restatements of financial statements made in 2024. The Committee ultimately determined that the clawback provisions did not apply to these restatements, as they were not the result of fraud, willful misconduct, or gross negligence on the part of any executive directors. The restatements stemmed from technical accounting adjustments and revised interpretations of applicable accounting standards, rather than material misstatements or financial manipulation.

In addition, the Board of Directors, upon the Appointments and Remunerations Committee’s recommendation, affirmed that no incentive-based compensation was awarded based on inaccurate financial data that required a correction. While our Clawback Policy for the Recovery of Erroneously Awarded Compensation for the Senior Management remains fully enforceable for future circumstances, the Appointments and Remunerations Committee concluded that applying it to the 2024 financial restatements would not be appropriate or legally justifiable.

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

Beneficial ownership is determined in accordance with applicable Spanish regulations.

	Number of	Percentage of
	Voting	Voting
Name of Beneficial Owner	Shares	rights
Major Shareholders
Deria S.A.(1)	39,183,692	9.195%
Scranton Enterprises B.V.(2)	35,812,622	8.404%
Ponder Trade, S.L.	30,209,093	7.089%
Ralledor Holding Spain S.L.	26,224,374	6.154%
Blackrock, Inc.(3)	17,631,315	4.137%
Rokos Global Macro Master Fund LP(4)	4,843,786	1.137%
Flat Footed LLC (5)	13,335,000	3.129%
Mason Capital Master Fund L.P. (6)	13,525,737	3.174%
Armistice Capital Master Fund LTD	4,534,850	1.064%
Melqart Opportunities Master Fund LTD(7)	4,549,091	1.068%
JP Morgan Chase & Co.(8)	13,059,573	3.065%

Directors
Thomas H. Glanzmann (9)	230,500	*
José Ignacio (Nacho) Abia Buenache	107,807	*
Tomás Dagá Gelabert (10)	303,661	*
Víctor Grifols Deu(11)	107,834	*
Raimon Grifols Roura	49,118	*
Albert Grifols Coma-Cros	66,000	*

Senior Management
David Ian Bell	20,000	*
José Ignacio (Nacho) Abia Buenache	107,807	*
Jordi Balsells Valls	806	*
Rahul Srinivasan	10,250	*
*	Less than 1%.
(1)	Members of the Grifols Roura family hold their respective shares indirectly through Deria S.A.
(2)

Scranton Enterprises B.V. in which certain of our directors own shares. Some members of the Grifols Family who are directors or executive officers hold part of their shares indirectly through Scranton Enterprises B.V. See “—B. Related Party Transactions.”

(3)

Of the total number of 17,631,315 voting rights, 14,340,268 voting rights are held indirectly by Blackrock Inc. through rights over Class A shares; 3,291,047 through financial instruments (securities lent).

(4)	The 4,843,786 voting rights are held through equity swaps.
(5)	The 13,335,000 voting rights are controlled by Marc Andersen through Marc P Andersen 2016 Irr Trust which controls Flat Footed LLC.
(6)	The 13,525,737 voting rights are held indirectly by Mason Capital Management LLC.
(7)	Of the total number of 4,549,091 voting rights, 4,170,656 voting rights are held through contracts for differences (CFD) and 378,435 are held through put options rights.

(8)

Of the total number of 13,059,573 voting rights, 1.465.990 voting rights are held indirectly, 12.676 voting rights through third party depositary receipts (rights-of-use held) and 11,580,907 voting rights are held through equity swaps.

(9)	24,000 Class A shares are held indirectly through Glanzmann Enterprises AG.
(10)	Of the total number of 303,661voting shares attributed to Mr. Tomás Dagá Gelabert, 35,000 are held indirectly through Prismiberica, S.A.
(11)	Of the total number of 107,834 voting shares attributed to Mr. Victor Grifols Deu, 93,214 are held indirectly through New Fiction 2012, S.L.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control.

As of the date of this annual report on Form 20-F, based on public information provided to us by our listing agents, we estimate that 32.5% of our shares were held by holders of record in the United States. Since shares may be held by nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

Significant Changes in Ownership

Other than as described below, no significant changes occurred from on January 1, 2022 until the date of this filing, as such transfers of shares were reported to the CNMV:2

●	In February 2022, Capital Research and Management Company reached a stake of 5.659% and reduced that stake to less than 5% in March 2024. As of the date of this annual report, to our knowledge Capital Research and Management Company holds less than 3% of our voting shares.
●	JP Morgan Chase & Co reached a 5.185% stake in March 2024 and reduced that stake to less than 5% in July 2024. As of the date of this annual report, to our knowledge JP Morgan Chase & Co holds less than 3% of our voting shares.
●	In 2024, The Goldman Sachs Group, Inc. had several trades on our Class A shares, reaching a maximum 6.442% stake in May 2024. This position was reduced to 0.170% in June 2024. As of the date of this annual report, to our knowledge The Goldman Sachs Group, Inc. holds less than 3% of our voting shares.

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

From time to time we have entered into transactions with related parties at an arm’s length basis, including with entities involving certain members of our Board of Directors or senior management. We have policies in place to ensure that these transactions are conducted transparently and in accordance with applicable regulations and good corporate governance practices.

Related Party Transactions Policy and Conflicts of Interest Policy

On May 3, 2024, we adopted our new Related Party Transactions Policy (“RPT Policy”) and, on October 22, 2024 we adopted our new Conflicts of Interest Policy.

Our RPT Policy establishes strict processes for the analysis, approval and publication of transactions with related parties, all of which in accordance with the applicable law. Our Conflicts of Interest Policy complements the RPT Policy by requiring personnel to promptly disclose any real, potential, or perceived conflicts to the internal audit department or the Ombudsperson, with annual declarations mandated for ongoing compliance. The full content of these policies is available in our website. In addition, for further details regarding our related party transactions, see Note 31 to our audited consolidated financial statements included in this annual report. The following is a description of material related party transactions we have entered into since January 1, 2022.

Transactions involving Haema GmbH (formerly known as Haema AG), BPC Plasma Inc (formerly known as Biotest US Corporation) and Scranton Enterprises B.V. and their respective subsidiaries

Sale of the entities to Scranton Plasma B.V., Vendor Loan to Scranton Plasma B.V. and Call Option Agreement

On December 28, 2018, we sold our 100% stake in each of Haema GmbH and BPC Plasma Inc to Scranton Plasma B.V., a subsidiary of Scranton Enterprises B.V., one of our major shareholders and a related party, for a total of $538 million. Scranton Plasma B.V. financed the purchase through a loan in the principal amount of $360 million (the “Acquisition Financing”). The lender of the transaction required GWWO to extend a vendor loan to Scranton Plasma B.V. with a maximum amount of $150 million. The initial principal amount was equivalent to $95 million, with a maturity date of December 28, 2025, and an interest rate of EURIBOR plus 200 basis points. In 2023, GWWO loaned an additional €15.0 million to Scranton Plasma B.V. under the same terms and conditions of the vendor loan. As of the date of this annual report on Form 20-F, the euro equivalent of $131.9 million was outstanding on the vendor loan, which was also the largest amount outstanding since January 1, 2022. See Note 11(b) to the audited consolidated financial statements included in this annual report.

Also on December 28, 2018, we entered into a call option agreement with Scranton Plasma B.V. whereby we may repurchase the shares of Haema GmbH and BPC Plasma Inc at any time. The exercise price of the option as set forth in the agreement would be equal to the greater of: (i) the same price for which the shares were sold to Scranton Plasma B.V., plus the expenses related to the transaction and the increase in net working capital from the time of the sale (December 28, 2018) to the exercise of the option, and (ii) the amount necessary to repay the Acquisition Financing, i.e. $425 million plus accrued interest and any other amounts necessary to cancel such debt.

Although we currently do not hold any equity interests in either Haema GmbH or BPC Plasma Inc, we retain control over such entities due to, among other factors, (1) the call option agreement to reacquire their shares and the financial capability to exercise such call option, (2) potential voting rights derived from the call option, (3) the fact that we acquire all of the plasma collected in the plasma collection centers owned by Haema GmbH and BPC Plasma Inc under the Plasma Supply Agreement described below and (4) the ability to manage such entities under management agreements. As a result of these factors, pursuant to IFRS 10 we fully consolidate such entities as Grifols subsidiaries in our financial statements. For more details, see Note 19 and to the audited consolidated financial statements included in this annual report.

In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the “Loan Agreement”) to refinance the Acquisition Finance. This new financing benefits from the following guarantees and security interest: (i) guarantees from BPC Plasma Inc and Haema GmbH, (ii) pledges over the shares of Haema GmbH and BPC Plasma Inc, and (iii) pledges over the assets of BPC Plasma Inc and Haema GmbH.

In the event of a default by Scranton under this new debt, we will be entitled to exercise the repurchase option for both companies within 90 days after receiving notification of the default. If we fail to exercise this option within that timeframe, we will lose the right to repurchase the shares of Haema GmbH and BPC Plasma Inc. As of December 31, 2024, no defaults have been reported under the new loan.

Plasma Supply Agreement and Advance Payments from GWWO to Scranton Plasma B.V.

On December 28, 2018, our subsidiary GWWO, Biotest Pharmaceuticals Corporation (“BPCorp”), which is a subsidiary of BPC Plasma Inc, Haema GmbH and Grifols, S.A. entered into the Plasma Supply Agreement, whereby GWWO agreed to acquire all of the plasma collected from approximately 60 plasma collection centers owned by BPCorp and Haema GmbH. Grifols, S.A. guarantees all GWWO obligations under the Plasma Supply Agreement, which, on January 1, 2019, was extended for a 30-year period.

The price GWWO pays for the plasma acquired under the Plasma Supply Agreement is established based on the full cost of production, plus a fixed margin, and there is exclusivity of sale. Subject to certain conditions and procedures, the agreement also grants to BPCorp and Haema GmbH the right to receive payments from GWWO in advance for plasma to be delivered in the future. As of the date of this annual report, GWWO had a balance of €11 million in advance payments for future delivery of plasma under the Plasma Supply Agreement. During 2024, the highest balance of advance payments amounted to €46 million.

Cash-Pooling Financing Agreement between BPC Plasma Inc, Haema GmbH and Scranton Plasma B.V.

In February 2019, Haema GmbH and BPC Plasma Inc entered into a Cash-Pooling Financing Agreement with Scranton Plasma B.V. with a maturity date in 2027. Under this agreement, Haema GmbH and BPC Plasma Inc transfer funds from time to time to their parent company, Scranton Plasma B.V. which advances may be set off by Scranton Plasma B.V. against upstream dividends distributed from time to time by Haema GmbH and BPC Plasma Inc. As of December 31, 2024 and 2023, the balances of the advances under this cash-pooling agreement were €82.3 million and €101.2 million, respectively. In 2024 and 2023, BPC Plasma Inc. distributed dividends without cash outflow to Scranton Plasma B.V. in the amounts of €39.5 million and €266.4 million, respectively, corresponding to the BPC Plasma Inc results of the four immediately preceding fiscal years. During 2024, the highest balance under this cash-pooling agreement amounted to €136 million.

Acquisition of Haema Plasma Kft.

On October 31, 2024, through our subsidiary GWWO, we acquired 100% of the capital of Haema Plasma Kft. from Scranton Plasma, B.V. (one of our major shareholders) for an amount of €35.0 million. This acquisition was supported by a fairness opinion issued by an independent expert.

In 2021, we had entered into a call option agreement with Scranton Plasma B.V. whereby we had the right to acquire the shares of Haema Plasma Kft. Also in 2021, our subsidiary GWWO had entered into a cash pooling financing agreement with Haema Plasma Kft. under which GWWO advanced resources from time to time to a centralized treasury mechanism for purposes of providing Haema Plasma Kft with cash availability. Since 2022, financial information on Haema Plasma Kft had been part of our consolidated financial statements and this transaction had been reported under our consolidated balance sheets. Given that we already exercised control over Haema Plasma Kft. prior to the acquisition, the transaction had no impact on our consolidated statement of profit and loss for the 2024.

See Notes 3(e) and 31 to our consolidated financial statements as of and for the year ended December 31, 2024, included to this annual report.

Promissory Notes issued by our subsidiary Instituto Grifols S.A.

Instituto Grifols S.A. has been issuing bearer form promissory notes on an annual basis since 1987 to provide additional working capital and liquidity to the Grifols Group. The promissory notes are non-negotiable securities and may not be transferred to third parties (except by Instituto Grifols, S.A. itself for subsequent redemption) until the date of the notes’ redemption. The issuance of the promissory notes is not considered a public offering for the subscription of securities under Spanish law and does not require verification by the CNMV. As of December 31, 2024, 2023, and 2022, the outstanding balances of the promissory notes owned by our related parties was €9.1 million, €17.7 million and €15 million, respectively. These amounts were also the highest outstanding balances throughout 2024, 2023 and 2022, as applicable.

These bearer promissory notes have one year maturity and a nominal value of €3,000 each. Instituto Grifols, S.A. redeems all outstanding promissory notes at their maturity date of May 4 every year, regardless of the date of acquisition of such notes. The interest rate for the promissory notes is set based on the weighted average cost of the Grifols Group’s debt. The notes maturing on May 4, 2025, accrue interest at an annual rate of 5.0%. See Note 21 to our consolidated audited financial statements included in this annual report.

Transactions with Centurión Real Estate S.A.U.

We have entered into a number of lease agreements with Centurión Real Estate S.A.U. whereby we pay for the rights-of-use of certain real estate properties located at Sant Cugat del Vallès, Barcelona, Spain, which we use as office buildings, including for our Spanish headquarters. The sole shareholder of Centurión Real Estate S.A.U. is Scranton Enterprises B.V., one of our major shareholders. These lease agreements were entered into at an arm’s-length basis. In the years ended December 31, 2024, 2023 and 2022, we paid to Centurión Real Estate S.A.U. the amounts of €7.1 million, €7.2 million, and €6.3 million, respectively. These lease agreements will expire on March 1, 2045.

License Agreement with Marca Grifols, S.L.

We entered into a license agreement with Marca Grifols, S.L. on January 26, 1993, that grants us the exclusive rights to use the “Grifols” trademark for 99 years. The license agreement provides that we must pay an annual royalty fee for the license, which is based on inflation and our net sales. The latest update of the agreement sets commission at 0.1% of Grifols’ consolidated sales. The fees for this license were €7.7 million, €7.5 million and €6.6 million in 2024, 2023 and 2022, respectively. On December 23, 2024, Marca Grifols became a related party to Grifols, S.A. after Ralledor Holding Spain, S.L., a significant shareholder of Grifols, S.A., which is represented at our Board by Mr. Victor Grifols Deu, acquired a 33% stake in Marca Grifols, S.L.

Advertising Agreement with Club Joventut Badalona, S.A.D.

On May 25, 2021, we entered into an advertising agreement with Club Joventut Badalona, S.A.D., an entity in which Scranton Enterprises B.V. (one of our major shareholders) is a significant shareholder. Pursuant to this agreement, we pay an annual fee to the club in exchange for exposure of our brand. We paid the amount of €0.3 million in each of the years ended December 31, 2024, 2023 and 2022 in relation to this agreement.

Charitable Contributions

In 2024, we contributed to three charitable foundations, the Víctor Grifols i Lucas Foundation, the J.A. Grifols Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers and directors serve as patrons of the Probitas Private Foundation.

The Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics. It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas. The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives. Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Raimon Grifols Roura, an executive director, and Mr. Victor Grifols Roura, our Honorary Chairperson (non-member) of the Board. We contributed €0.5 million, €0.4 million and €0.5 million to the Víctor Grifols i Lucas Foundation in the years ended December 31, 2024, 2023 and 2022, respectively.

The J.A. Grifols Foundation provides support intended for civic, social, environmental or educational programs that address the needs of the communities where our plasma collection centers are located as a means to strengthen community bonds. It was established in 2008 with the mission of contributing to the health and well-being of plasma donors and the communities where they live. In the years ended December 31, 2024, 2023 and 2022, we contributed €0.5 million, €0.4 million and €0.4 million, respectively, to the J.A. Grifols Foundation.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes. The Probitas Private Foundation was founded by us in 2008. Mr. Tomás Dagá Gelabert, one of our directors, was a patron of the Probitas Private Foundation until May 27, 2021. We contributed €3.4 million, €1.3 million and €3.4 million to the Probitas Private Foundation in the years ended 2024, 2023 and 2022, respectively.

Loans

Except as otherwise described above in this section, we have not extended any advances or loans to members of the Board or key management personnel nor have we assumed any guarantee commitments on their behalf. We also have not assumed any pension or life insurance obligations on behalf of former or current members of the Board or key management personnel.

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

OFAC Request for Interpretative Guidance

Our subsidiary Biotest AG entered into product-supply agreements with five different Iranian entities, whereby the Iranian entities send plasma collected in Iran to Biotest AG for processing. Biotest AG then uses the plasma to manufacture pharmaceutical products for the Iranian entities, including IG products, Albumin, Factor VIII and Factor IX. These product-supply agreements were entered into by Biotest AG prior to our acquisition of the company in 2022. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Acquisitions—Biotest AG Acquisition.”

On February 21, 2023, Grifols filed a request with the Licensing Division of the U.S. Office of Foreign Assets Control (“OFAC”) for interpretative guidance or, in the alternative, for license authorization, under the Iranian Transactions and Sanctions Regulations (“ITSR”), which restrict commercial interaction with Iran and its governmental entities and provide for sanctions in the case of failure to comply. In its filing, Grifols asserts that the ITSR should not apply in this case, but that if OFAC determines otherwise, that OFAC should authorize the issuance of a license permitting Biotest AG’s current activity involving Iran on humanitarian grounds. As of the date of this annual report on Form 20-F, we have not received a response from the OFAC’s Licensing Division.

We cannot assure you that OFAC will agree with our assertion that the ITSR should not apply or that it will issue the requested license. In such instance, we would have to terminate Biotest AG’s activities in Iran and may be subject to penalties. The termination of Biotest AG’s activities in Iran would not have a material adverse effect on our operations or financial condition.

Unpaid Royalties Dispute

GDS, GWWO, Abbott Laboratories, or Abbott, and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbot to GDS and Ortho, under an HIV License and Option agreement dated August 16, 2019 (the “HIV License”). On September 12, 2019, GDS and Ortho filed a Notice of Arbitration in the U.S. District Court for the Northern District of Illinois. On October 3, 2019, Abbott terminated the HIV License and filed for declaratory relief seeking to invalidate the licensed patent. GDS filed motions to dismiss and to compel arbitration, but the Court continued all pending motions and referred the parties to a Magistrate for a mandatory settlement conference. On the February 5, 2020, the parties attended a mandatory settlement conference ordered by the District Judge, with the magistrate judge presiding. No satisfactory settlement was reached. On March 16, 2020, GDS and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing was on June 15-16, 2020, and the arbitrator awarded $4 million to GDS/Ortho. The court litigation is continuing. Abbot’s motion to dismiss was denied December 1, 2020. Fact discovery concluded on October 25, 2021. Expert Discovery was concluded on October 14, 2022, and the parties filed dispositive motions, including a motion for summary judgement by Abbott and an opposition filed by GDS. The Court in pertinent part denied Abbott’s motion for summary judgement. GDS and Ortho contend that the patent is valid and they believe that Abbott will be unsuccessful in its Declaratory Relief action. A mediation meeting took place on January 31, 2024, without success. In March 2025, the parties agreed to terms settling their dispute. These terms included, amongst other terms, a financial settlement to Grifols, dismissal with prejudice of Abbott’s claim of invalidity and Grifols’ counterclaim of infringement.

See Note 29(f) to our annual consolidated financial statements included in this annual report for additional information regarding the legal proceedings in which we are involved.

Antitrust Approval of Biotest Pharmaceuticals Corporation Acquisition

In August 2018, the FTC issued a consent order which allowed the acquisition of 24 donor centers and required the divestiture of three centers to Kedrion. The consent order requires annual reports to be made to the FTC for a period of 10 years. We have delivered each annual compliance report since we completed the acquisition and there has been no further action by the FTC.

CFIUS Approval on certain transactions

In September 2019, as a consequence of the share exchange agreement we entered with Shanghai RAAS, Grifols and the Committee on Foreign Investments in the United States (“CFIUS”) entered into a National Security Agreement to ensure the protection of certain data obtained as required from donors of human source plasma collected in the United States and maintained in donor management systems (“DMS”), and pursuant to this agreement, we are obligated to make bi-annual compliance reports to CFIUS. The most recent report was filed and accepted in February 4, 2025 and the next report is due to be filed in August 2025.

Executive Committee of the CNMV.

On September 25, 2024, the Executive Committee of the CNMV initiated an administrative sanctioning procedure in connection with the conclusions reached by the CNMV on March 21, 2024, in connection with the investigation conducted by the CNMV following the short seller reports published in 2024. The proposed sanction against Grifols for the incidents mentioned in the conclusions and supplementary information does not exceed €1.0 million. Due to the amount involved, we do not consider this procedure material, as it will not have any impact on our financial and operating results. On November 7, 2024, we submitted our defense allegations against the administrative sanctioning procedure. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Short Seller Reports.”

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law. The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries. This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €23.9 million at December 31, 2024.

During 2024, no dividend was paid. As mentioned above, the Board has not proposed the distribution of dividends to shareholders at the upcoming annual general meeting of shareholders with respect to the year ended on December 31, 2024.

Class B Shares

Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Class B share, if the aggregate preferred dividend does not exceed the distributable profits for that year and provided that the distribution of dividends has been approved by our shareholders. In any given fiscal year, we will pay a preferred dividend to the holders of the Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of Class A shares. The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained during that fiscal year. In 2024, no dividend was paid.

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

Our Class A ADSs are not listed on a national exchange and have traded on the Over-the-Counter Bulletin Board, an electronic stock listing service provided by NASDAQ, since July 2009.

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

Our Class B ADSs have been listed and traded on the NASDAQ Global Select Market under the symbol “GFRS” since June 2, 2011.

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia. The majority of the transactions conducted on them are done through the Spanish Automated Quotation System. During 2024, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

There is a pre-opening auction held from 8:30 a.m. to 9:00 a.m. CET (UTC+1) each trading day, during which orders are placed. The computerized trading hours (open session) are from 9:00 a.m. to 5:30 p.m. CET (UTC+1), when continuous trading is carried out. Each session ends with a five-minute auction, between 5:30 and 5:35 p.m. CET (UTC+1), with a random closedown of 30 seconds. The price resulting from each auction is the closing price of the session.

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

Moreover, there is a block market (el mercado de bloques) allowing for block trades between buyers and sellers from 9:00 a.m. to 5:30 p.m. CET (UTC+1) during the trading session. Under certain conditions, this market allows cross-transactions of trades at prices different from prevailing market prices. Trading in the block market is subject to certain limits with regard to price deviations and volumes.

Between 5:40 p.m. and 8:00 p.m. CET (UTC+1), certain trades may occur benefiting from an exemption to the pre-trade transparency requirements.

Clearance and Settlement System

Until April 1, 2003, transactions carried out on the Spanish Stock Exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (whose commercial name is Iberclear). Since April 1, 2003, the settlement and clearance of all trades on the Spanish Stock Exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (Mercado AIAF de Renta Fija) and the Market for Latin-American Stocks in Euros (Mercado de Valores Latinoamericanos en Euros) as well as any securities trading on other official regulated markets and multilateral trading systems that have appointed Iberclear for such purposes, have been made through Iberclear, which was formed as a result of a merger between the Servicio de Compensación y Liquidación de Valores, S.A and Central de Anotaciones del Mercado de Deuda Pública, which was managed by the Bank of Spain.

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

Law 6/2023, of March 17, 2023, approved the Securities Market Act, repealing the former securities market act from 2015. The new Securities Market contains certain adjustments in relation to the 2015 legislation meant to improve its organization and eliminate a number of inconsistencies. In order to develop the Securities Market Act, the following regulations were approved: (i) Royal Decree 813/2023, on the legal regime of investment services companies and other entities that provide investment services (effective on November 29, 2023); (ii) Royal Decree 814/2023, on financial instruments, admission to trading, registration of negotiable securities and market infrastructures (effective on November 29, 2023, except for the provision contained in article 111, which entered into force on November 10, 2023); and (iii) Royal Decree 815/2023, in relation to the official registries of the National Securities Market Commission, cooperation with other authorities and supervision of investment services companies (effective on November 10, 2023).

On October 8, 2024, the EU Council approved the Listing Act, a legislative package designed to simplify and enhance the attractiveness of capital market access within the European Union, especially for small and medium-sized enterprises. The Listing Act updates various disclosure requirements and broadens the available exemptions from the obligation to produce a prospectus. While many of the changes under the Listing Act took effect on December 4, 2024, some provisions will not be applicable until March 5, 2026 or June 5, 2026.

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

At the general shareholders’ meeting held on June 10, 2022, the shareholders voted to amend our Articles of Association and regulations of the general shareholders’ meeting in order to conform their wording to the latest amendments of the Spanish corporate law rules and regulations, with amendments regarding (1) the right to attend, proxy granting and representation at the general shareholders’ meeting and the casting of votes through distance voting systems; (2) the remuneration of the Board of Directors; (3) the Audit Committee and annual accounts; (4) the information rights available for shareholders prior to the holding of the general meeting; and (5) the virtual attendance, distance voting and the minutes of the general shareholders’ meeting.

At the general shareholders’ meeting held on June 16, 2023, the shareholders voted to amend our Articles of Association in order to include the delivery of shares or shares options or amounts referred to the value of the shares, as remuneration to directors for the performance of executive duties.

At the general shareholders’ meeting held on June 14, 2024, the shareholders of Grifols voted to amend our Articles of Association in order to change the registered offices of the Company.

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

As of December 31, 2024, our share capital was €119,603,705 and comprised:

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

Our registered and principal executive office is located at Avinguda de la Generalitat, 152 Parque Empresarial Can Sant Joan, 08174 Sant Cugat del Vallès, Barcelona, Spain. We were incorporated on June 22, 1987. Our fiscal year runs from January 1 to December 31.

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

426,129,798 Class A Shares are currently issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are currently issued and outstanding with a par value of €0.05 per share. As of December 31, 2024, our total share capital stands at €119,603,705.

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

April 2024 Notes

For a summary of the material terms of the April 2024 Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit—The April 2024 Notes.”

December 2024 Notes

For a summary of the material terms of the December 2024 Notes, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit—The December 2024 Notes.”

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

Acquisitions

For a summary of the material terms of our acquisitions substantially completed in 2024, 2023 and 2022, see Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions.”

D.	Exchange Controls

Restrictions on Foreign Investment

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. Law 19/2003, of July 4, 2003, as amended, updated Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and nonresidents unless they fall within the scope of article 7 bis of Law 19/2003, enacted in December 2022 through Royal Decree-Law 20/2022, or — solely with respect to investments in the defense sector — article 18 of Royal Decree 571/2023, of July 4, 2023.

The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish government to take measures which are justified on grounds of public policy or public security and public health. Article 7 bis of Law 19/2003 establishes a screening mechanism for certain investments made by non-E.U. and non-EFTA residents, based on public order, public health and public security reasons. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party.

Violating the screening mechanism can invalidate transactions, with fines up to the value of the investment. Non-Spanish foreign investors, excluding those in tax havens, must notify the Spanish Registry of Foreign Investments post-investment for statistical, economic and administrative purposes (as established in Royal Decree 571/2023, of July 4). Residents of tax havens require prior and subsequent notifications, except in specific cases. Additional regulations apply to certain industries such as air transportation, mining, and defense-related activities. E.U. residents are generally exempt from these restrictions, except in defense-related sectors and the manufacturing of weapons and explosives for non-military purposes.

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

Spanish Refund Procedure

According to Royal Decree 1776/2004, of July 30, 2004, as amended, which further develops the Royal Legislative Decree 5/2004 on the Non-Resident Income Tax Law, a refund of the amount withheld in excess of the rate provided by the Treaty can be obtained from the relevant Spanish tax authorities. An eligible U.S. Holder may pursue the refund claim by filing all of the following:

●	a Spanish 210 Form;
●	the certificate from the IRS referred to above in “—Taxation of Dividends;” and
●	evidence that non-resident income tax was withheld with respect to it.

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

Solidarity Tax on Large Fortunes

On December 29, 2022, a new solidarity tax on large fortunes came into force, meant to be supplementary to the wealth tax described above. The new solidarity tax is a direct and personal tax levied on individuals with a net wealth above €3.0 million as of December 31 of each year. Non-Spanish residents would be subject to this tax only taking into account their Spanish net wealth. This new tax is consistent with the provisions of the Spanish wealth tax in most essential aspects (such as exemptions, taxable and net taxable bases, tax rates and limit on amount of tax payable). The solidarity tax had been designed to be temporary and remain in force for two calendar years (i.e. 2022 and 2023), although the law included a review clause allowing the legislator to assess whether to extend it at the end of the initial period. Following publication of the recent Royal Decree-Law 8/2023, the solidarity tax has been extended indefinitely (with effects starting in 2024), until the wealth tax is revised in the context of the autonomous community finance system. In order to avoid double taxation, the rules applicable to the new solidarity tax allows individuals to deduct amounts already paid as Spanish wealth tax from their total payable solidarity tax

Spanish Inheritance and Gift Taxes

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

United States Federal Income Tax Considerations

Taxation of Dividends

U.S. Holders

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. Holder, the gross amount of any dividend (including any preferred dividends on our Class B shares) we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. Holder, dividends (including any preferred dividends on our Class B shares) paid to you that constitute qualified dividend income will be taxable to you at a maximum tax rate of 20%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay (including any preferred dividends on our Class B shares) with respect to the shares or ADSs generally will be qualified dividend income.

With respect to any dividends we pay (including any preferred dividends on our Class B shares) you must include any Spanish tax withheld from the dividend payment in the gross amount of such dividend even though you do not in fact receive it. Dividends are taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive such dividends, actually or constructively. Such dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of a dividend distribution that you must include in your income as a U.S. Holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include a dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the shares or ADSs and, thereafter, as capital gain.

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

Medicare Contribution Tax on Unearned Income

A U.S. Holder that is an individual is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder that is an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s undistributed “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s adjusted gross income for the taxable year over the amount at which the highest tax bracket begins for that taxable year ($15,200 for 2024). A U.S. Holder’s net investment income will generally include, among other items, the amount of gross dividend income and the amount of any net gains from such U.S. Holder’s disposition of your shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to income and gains in respect of their investment in the shares or ADSs.

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

Payment of the proceeds from the sale of shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

●	the proceeds are transferred to an account maintained by you in the United States;
●	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or
●	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

●	a United States person;
●	a controlled foreign corporation for United States federal income tax purposes;
●	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or
●	a foreign partnership, if at any time during its tax year:
●	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, which in the aggregate hold more than 50% of the income or capital interest in the partnership, or
●	such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2024 and 2023, equity would have increased by €1,067.9 million and €820.6 million, respectively, and profit would have decreased by €27.0 million and €20.1 million, respectively. This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the U.S. dollar against the euro at December 31, 2024 and December 31, 2023 would have had the opposite effect for the amounts shown above, all other variables being held constant.

We use hedge accounting to partially hedge our currency risk exposure. See Note 30(c) to our audited consolidated financial statements included in this annual report on Form 20-F.

Interest Rate Risk

Our interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose us to cash flow interest rate risks. The purpose of managing interest rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

As of December 31, 2024, our variable-rate (SOFR and EURIBOR) debt represented 29.0% of our total debt (43.0% at December 31, 2023) and includes mainly senior secured debt. See Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Company and Our Business—We are susceptible to interest rate variations.” See also Notes 21(b) and 30(c)(iv) to our to our audited consolidated financial statements included in this annual report on Form 20-F

As of the date of this annual report, we are not participating in interest rate hedges of Euros or U.S. dollars. In previous years, the fair value of interest rate swaps, contracted to reduce the impact of increases in variable interest rates (SOFR and EURIBOR), were accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

If the interest rate had been 100 basis points higher at December 31, 2024, the interest expense would have increased by €23.7 million. A 100 basis points decrease in interest rates at December 31, 2024 would have had the opposite effect for the amounts shown above. As we do not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees. It has covered all such expenses incurred by us during 2024 for an amount of $2.6 million. The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

GLOSSARY OF TERMS

“340B Program” means the federal health care program established by Section 340B of the PHS Act, which requires manufacturers participating in Medicaid to agree to provide outpatient drugs to covered entities, including a variety of community health clinics and certain other entities that receive certain governmental health care grants, as well as hospitals that serve a disproportionate share of certain low income individuals, certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers, at significantly reduced prices.

“AAT” means alpha1-antitrypsin, a protein that protects the lungs.

“ACA” refers to the U.S. Affordable Care Act and the companion Healthcare and Education Reconciliation Act, each enacted in March 2010, as amended.

“AlphaID” is a free cheek swab to test for alpha-1 deficiency in patients.

“AEMPS” refers to the Spanish Agency of Medicines and Medical Products.

“AMP” means generally the average manufacturer price, as defined based on methodologies set forth in federal regulations, that wholesalers and other large purchasers pay manufacturers for certain outpatient prescription drugs covered by Medicaid, and is used, among other things, to help calculate the rebates paid by certain drug manufacturers that are shared by the U.S. and state governments for Medicaid-covered outpatient drugs.

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

“Best Price” means generally the lowest price, as defined based on methodologies set forth in federal regulations, available from a manufacturer for certain outpatient drugs reimbursed by Medicaid, with respect to specified purchasers, such as wholesalers, retailers, health care providers and other designated entities. Best Price is used, among other things, among other things, to help calculate the rebates paid by certain drug manufacturers that are shared by the U.S. and state governments for Medicaid-covered outpatient drugs.

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

“FSS” refers to the Federal Supply Schedule, a schedule managed by the U.S. Department of Veterans Affairs, which makes available discounted drug pricing for authorized government users.

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

“HHS” refers to the U.S. Department of Health and Human Services.

“HIPAA” refers to the U.S. Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations promulgated thereunder, a U.S. health information privacy, security and breach notification.

“HIV” refers to the human immunodeficiency virus.

“HRSA” means the Health Resources & Services Administration, the subagency of HHS responsible for, among other things, oversight of the 340B Program. HRSA is primarily responsible for ensuring access to health care services for people who are uninsured, including through grant funding programs.

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

“Medicare” is a U.S. federal health insurance program for individuals 65 years old and over and certain younger individuals with disabilities.

“Medicare Part B” is a portion of the Medicare program generally which provides fee-for-service reimbursement for medical services such as by physicians and other health care practitioners, and certain outpatient services, equipment, supplies, and certain drugs, including physician-administered drugs and drugs provided in the hospital outpatient setting.

“Medicare Part D” is a portion of the Medicare program generally which includes optional coverage for brand name and generic prescription drugs dispensed to Medicare beneficiaries, generally by retail pharmacies. Like, Medicare Part C, Medicare Part D is offered by private health insurance companies that are contracted with Medicare. Individuals enrolled in Medicare Part D generally can choose to receive benefits through stand-alone prescription drug plans, or through Medicare Part C prescription drug plans that provide integrated medical coverage, including drugs.

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

“Orphan drug” is a pharmaceutical agent that has been developed specifically to treat a rare medical condition, the condition itself being referred to as an orphan disease. The assignment of orphan status to a disease and to any drugs developed to treat it is a matter of public policy in many countries, and has resulted in medical breakthroughs that may not have otherwise been achieved due to the economics of drug research and development The Orphan Drug Act (ODA) of January 1983, passed in the United States, with lobbying from the National Organization for Rare Disorders, is meant to encourage pharmaceutical companies to develop drugs for diseases that have a small market. Under the law, companies that develop such a drug (a drug for a disorder affecting fewer than 200,000 people in the United States) may be granted seven years of market exclusivity, and may get clinical trial tax incentives.

“Open Payments Program” imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to payments or other transfers of value made to certain U.S. covered healthcare practitioners, such as physicians, and to academic medical centers, and with regard to certain ownership interests held such practitioners in reporting entities.

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

“SYK-inhibitor” means a new group of small molecule inhibitors which have been proposed as a therapy for both lymphoma and chronic lymphocytic leukemia.

“TMA” means transcription mediated amplification, a technology that allows a clinical laboratory to perform assays for blood screening with fewer steps, less processing time, and faster results. It is used in molecular biology, forensics, and medicine for the rapid identification and diagnosis of pathogenic organisms.

“treatment-naive” means, regarding any person, that such person has never received for a specific condition, drug or therapy.

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

“WADiana/Erytra analyzers” means automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel® blood determination cards.

“WHO” refers to the World Health Organization.

PART II

Item 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were not effective due to the material weakness described below.

B.	Previously Disclosed Material Weaknesses

In fiscal year 2023, we identified material weaknesses related to information technology general controls (“ITGCs”) and a lack of controls over the review and approval of certain journal entries. During 2024, we implemented certain changes in our internal control over financial reporting to address our material weaknesses identified in 2023. Our CEO and CFO, along with the Audit Committee:

(1)Held training sessions for control owners regarding the importance of ITGCs and policies, with an emphasis on roles and responsibilities, and developing and maintaining documentation.

(2)Developed enhanced risk assessment procedures and controls to improve the identification of financially relevant IT Systems and supporting tools.

(3)Designed and implemented additional controls over access security and change management.

(4)Designed and implemented an automated approval workflow for the review of manual journal entries as well as manual and automated controls supporting the operation of the approval workflow.

As relevant controls have been designed, implemented, and operated effectively for a sufficient period of time, management, including our CEO and CFO, has concluded the two material weaknesses identified in the prior year have been remediated as of December 31, 2024.

C.	Management’s Report on Internal Control over Financial Reporting

Our management, under the supervision of our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our system of internal control is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published financial statements under generally accepted accounting principles. For Grifols, S.A., “generally accepted accounting principles” means IFRS as issued by the IASB.

Our internal control over the financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company assets that could have a material effect on the financial statements.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO framework”). Based on our assessment under these criteria, our management determined that, as of December 31, 2024, our internal control over financial reporting was not effective because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

During 2024, errors were identified in the accounting for complex transactions during the preparation of the consolidated financial statements. These errors resulted in the restatement of the comparative financial information for the years ended December 31, 2022 and 2023 as described in Note 2.d to the December 31, 2024 financial statements. The misstatements were the result of the following material weakness:

A material weakness in the Control Environment component of the COSO framework as the Company lacked a sufficient complement of resources related to the accounting for complex transactions requiring significant judgment in the preparation of the consolidated financial statements.

2025 Remediation Plans

Our management established several steps to improve controls over complex transactions requiring significant judgment and continues to monitor the maturity and operating effectiveness of the controls that have been designed and implemented.

To this end, our management plans to implement suitable corrective measures including:

(1)Provide more resources, training as appropriate, and ensure better oversight to those in charge of approving and processing complex accounting transactions.

(2)Continue our engagement with an external firm to assist with accounting for complex transactions requiring significant judgment.

(3)Reinforce authorities and responsibilities to establish accountability among the departments and teams involved in the financial reporting and internal controls over accounting for complex transactions requiring significant judgment in the preparation of the consolidated financial statements.

As we continue to evaluate and work to remediate the control deficiencies that gave rise to the material weakness, we may determine that additional measures or time are required to address the control deficiencies or that we need to modify or otherwise adjust the remediation measures described above. The material weakness will be considered remediated once the applicable controls have operated for a sufficient period and management is able to conclude, through testing, that the controls are operating effectively.

D.Attestation Report of the Registered Public Accounting Firm

Deloitte Auditores, S.L., an independent registered public accounting firm, who also audited the Group’s consolidated financial statements for 2024, has audited the effectiveness of Grifols S. A.’s internal control over financial reporting, and has issued an adverse audit report thereon, which was included on page F-4 of the annual report on Form 20-F for the fiscal year ended December 31, 2024.

E.Changes in Internal Control over Financial Reporting

Except for the changes described above, there have been no changes in our internal control over financial reporting that have occurred during the period covered by this Annual Report on Form 20-F, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16.[RESERVED]

Item 16.AAUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Íñigo Sánchez-Asiaín Mardones is an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and is an independent director under Rule 10A-3 under the Exchange Act.

Item 16.BCODE OF ETHICS

We have adopted the Employee Code of Conduct, which applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer and principal accounting officer. This Code (available on our website, at www.grifols.com) is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F.

If the Code of Conduct for Grifols’ Employees is amended, or if a waiver is granted, we will disclose such amendment or waiver on our website.

Item 16.CPRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to Deloitte Auditores, S.L., our principal accountants, or members of the same organization, for services performed in 2024 and 2023:

	2024	2023

	(in thousands of euros)
Audit	6,749	189
Audit-related fees(1)	1,201	—
Total	7,950	189
(1)

Audit-related fees include fees for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements, including limited reviews of the interim financial statements and the audit of the financial statements under applicable accounting standards.

The table below sets forth the total fees paid to other auditors for services performed in the years 2024 and 2023, and breaks down these amounts by category of service:

	2024	2023

	(in thousands of euros)
Audit services	22	5,651
Audit-related	—	1,951
Tax advisory fees	—	4
Total	22	7,733

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

Item 16.EPURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not repurchase any of our equity securities during the year ended December 31, 2024.

As of December 31, 2024, we held 3,944,430 Class A shares and 3,201,374 Class B shares in treasury. In 2024, we delivered 1,316,825 Class B treasury shares to eligible employees as compensation for the Restricted Share Unit Retention Plan, of which 212,790 were given to Grifols, S.A. employees. See Note 29 to our audited consolidated financial statements included in this annual report.

Item 16.FCHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.GCORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2024) and those followed by NASDAQ-listed U.S. domestic issuers.

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

Our Appointments and Remuneration Committee is comprised exclusively of external independent directors. For a detailed discussion of our Appointments and Remuneration Committee, see Item 6 of Part I, “Directors, Senior Management and Employees—C. Board Practices—Committees of the Board—Appointments and Remuneration Committee.”

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

Notwithstanding the above, Grifols will continue to apply the internal code of conduct for securities markets that was approved by the Board in its meeting held on October 28, 2016, in order to prevent insider trading, misconduct, and to control possible conflicts of interest. The Internal Code of Conduct on Matters Related to the Securities Market is included in this annual report as Exhibit 11.1.

Additionally, the Board Regulations set out in detail the directors’ main obligations relating to conflicts of interest concerning business opportunities, use of Grifols’ assets, confidentiality and non-competition. Although not mandatory under Spanish laws, the Board of Directors also approved the Code of Conduct for Grifols Employees. Both the Board Regulations and the Code of Conduct for Grifols Employees, which do not form part of this annual report on Form 20-F, are publicly available at www.grifols.com.

Item 16.HMINE SAFETY DISCLOSURE

Not applicable.

Item 16.IDISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16.JINSIDER TRADING POLICIES

We have policies and procedures in place governing the purchase, sale and other dispositions of our securities by directors, senior management and employees. Our insider trading policy and procedures are included in our Internal Code of Conduct in Matters Relating to The Securities Market that is attached to this annual report as Exhibit 11.1.

Item 16.KCYBERSECURITY

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and is designed to facilitate coordination across different departments of the Grifols Group in the handling of such cybersecurity threats and incidents. This framework takes a risk-based approach to cybersecurity, aligning with internationally recognized frameworks, including NIST (National Institute of Standards and Technology) and ISO 27001, and includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and, as later explained in greater detail, informing management and our Board of Directors of material cybersecurity threats and incidents.

Our Security Operations Center (SOC) and our Incident Response team (IRT) operate 24 hours per day, providing continuous monitoring across our data centers, perimeters, and workstations. The SOC utilizes a Security Information and Event Management (SIEM) system, which processes alerts and enables rapid detection and response of cybersecurity incidents. Additionally, our cyber-intelligence capabilities track emerging threats, allowing for proactive mitigation strategies.

As cyberattacks evolve and become more sophisticated, we have strengthened our prevention and monitorization efforts. During the past few years, we ramped up cybersecurity and information security measures with the aim to ensure an adequate protection of our information and the assets supporting business processes. Our Chief Digital Information Officer (“CDIO”) is tasked with accelerating our companies’ use of digital platforms, data science and new technologies to transform and strengthen critical business activities such as relationships with plasma donors and customers as well as manufacturing operations, the development of new therapeutics and cybersecurity.

Our Cybersecurity Policy aims to strengthen our digital security framework. The policy focuses on maintaining secure and resilient systems, continuously assessing and mitigating cybersecurity risks, implementing protective measures, and adapting to technological changes. It also ensures effective incident response and regulatory compliance, supports a qualified cybersecurity team, provides training for employees and executives, and fosters collaboration with industry peers and government agencies.

We have adopted security measures in the past few years intended to: (i) ensure end-to-end protection of business processes, considering logical and physical security, privacy and fraud management concerns, (ii) ensure compliance with the security and privacy by design principles; and (iii) improve client access control and authentication services related to online services, from a security and user experience perspective. Our commitment to cybersecurity is underscored by our ISO 27001 certification, reflecting our adherence to the highest standards of data security.

To safeguard our digital infrastructure, we employ network segregation strategies, including enabled firewalls that isolate instruments from broader networks, permitting only authorized data streams. Our diagnostic systems utilize application whitelisting to block malware and ensure system integrity. Additionally, we encrypt connections and communications across information systems to maintain data confidentiality during transmission, using for instance Virtual Private Networks (VPN). We enforce stringent user access controls, ensuring that personnel access only the data necessary for their roles. In our product development, we integrate advanced cybersecurity measures to ensure that sensitive data is securely protected. This commitment extends to our diagnostic solutions, which are designed with features to provide peace of mind to our clients and stakeholders.

Our approach includes continuous identification and assessment of cybersecurity risks that are thoroughly analyzed to determine the possible impact present and future. Third-party evaluations are conducted as part of the architecture and services evolution. We regularly engage multiple service providers to perform periodic reviews and evaluations of our cybersecurity posture. We share the results to the IT and the Executive committee as part of the regular updates. These reviews encompass a broad range of areas, including but not limited to information technology system resilience, cybersecurity risk assessments, information security program assessments, external threat environment reviews, internal cybersecurity policy compliance, and near-term incident response to identify or disconfirm potential involvement of a threat actor. We maintain a highly qualified cybersecurity team comprising management, information technology, and legal experts.

In addition, SOC operation and incident response teams are delivered by top companies in the cybersecurity sector to ensure that the most appropriate profiles with deep knowledge in cybersecurity are available with the right capacity to handle the activities such as incident management, prioritization and incident resolution. When categorizing incidents, factors such as impact, number of users affected, type of information compromised, the threat actor involved, and sector trends are taken into consideration. Additionally, incidents are reviewed monthly in follow-up meetings with the vendor, shared in weekly IT committee sessions and discussed monthly in the cybersecurity council. Regular training programs for employees, executives, and directors are conducted to heighten awareness of cybersecurity risks and the importance of protecting sensitive and personal data.

In alignment with our continuous improvement commitment, we have updated our Cybersecurity Director Plan for the period 2025-2027. This plan outlines a comprehensive roadmap to achieve a cybersecurity maturity level that exceeds that of our peer companies.

The plan presented in the Board of Directors meeting on December 17, 2024, outlines the primary action lines, categorized according to the domains established by the Spanish National Institute of Standards and Technology (“NIST”): governance, identification, protection, detection, response and recovery.

In addition, we continuously carry out training and awareness initiatives related to security and privacy, promoting training and awareness campaigns for our employees. Some of the topics covered include protection of personal information, secure password management, device protection (laptops, smartphones, etc.), social engineering (phishing, smishing, vishing), malware and other technical attacks detection, detection of scams, security on online purchases and how to react if there is a security incident.

As of the date of this annual report on Form 20-F, we have not identified any cybersecurity threats, including as a result of any previous cybersecurity incident, that materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see Item 3 of Part I, “D. Risk Factors—Risks Relating to the Company and Our Business—Cyber-attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability and reputational damage.”

Governance

Our Board of Directors, through the Audit Committee, is responsible for supervising and evaluating the efficiency of the control and management on cybersecurity. Our Internal Audit and Enterprise Risk Management Department supports the Audit Committee in the fulfilment of this responsibility, which includes oversight of our threat landscape, posture, performance, and strategy related to cybersecurity. The Audit Committee is also charged with overseeing the cybersecurity incident trends and incidents that have been handled. Since no impactful incident occurred in 2024, no communication was made to the Audit Committee. In the event of an incident with impact, the Head of the Information Security Office would contact the Chief Digital and Information officer who will liaise with the relevant parties in the Executive Committee and Internal Audit to present the incident and impact. The same audience will be updated regularly about the root cause, and countermeasures implemented in addition to the upcoming audit committee meeting.

To support the deployment of the principles of our cybersecurity strategy and processes, we have created and implemented the Information Security Process and Management System (the “ISMS”). The ISMS is based on the appropriate definition of objectives, roles and responsibilities, policies and procedures, and technology to: (i) identify cybersecurity threats and related risks; (ii) protect critical assets; (iii) detect and respond to cybersecurity threats and cybersecurity incidents; and (iv) recover business services due to a cybersecurity incident.

Our Head of the Information Security Office (“ISEC”) reports to the CDIO and has the authority to develop and implement our cybersecurity policies, standards, procedures, and oversee the implementation and effectiveness of the ISMS. Our Head of the ISEC has more than 20 years of experience in cybersecurity practice, working for nine years in risk management practice in a “big four” accounting firm, serving as chief Information Security Officer and Data Protection Officer. She is a Telecommunication Engineer and has been awarded with CISA, CISM and ISO Lead Auditor 271001 certifications, among others. She is also member of the ISMS forum (La Asociación Española para el Fomento de la Seguridad de la Información), in Spain and participates in multiple roundtables to stay connected to the latest cybersecurity trends. Our Chief Digital information officer has more 27 years of experience working across multiple sectors for top 100 fortune companies such as IBM, Procter and Gamble, HP and Deutsche Post DHL. We are also in the process of selecting and appointing the members for our new Global Cybersecurity Committee. This committee will facilitate the alignment of cybersecurity initiatives with business objectives; ensure global coverage of the ISMS; collaborate in the prioritization and execution of security initiatives and projects; and promote a culture of protection against cybersecurity threats throughout the Grifols Group entities. This committee will be comprised of representatives of business units, information technology and legal personnel, as well as operations and services areas.

In addition to periodic meetings with representatives from various areas, including lawyers, accountants and information technology specialists, as well as a continually open line of communications, the Head of ISEC and the CDIO update the Audit Committee at least twice per year regarding the control and management on cybersecurity.

PART III

Item 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18 of this Part III.

Item 18.FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 of this Part III are attached hereto starting on page F-1 of this annual report on Form 20-F. The audit report of Deloitte Auditores, S.L., our independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.EXHIBITS

Exhibit Number	Description

1.1	Articles of Association (Estatutos) of Grifols, S.A. (English translation)*

2.1

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636) filed on July 12, 2012)

2.2

Amendment No. 2 to Deposit Agreement dated as of December 30, 2020 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

2.3

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed on March 9, 2011)

2.4

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed on May 18, 2009)

2.5

Senior Notes Indenture, dated as of November 15, 2019, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

Form of 1.625% Senior Note due 2025 (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

Form of 2.250% Senior Note due 2027 (incorporated herein by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

2.6

First Supplemental Indenture, dated as of August 6, 2021, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.8 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

Exhibit Number	Description

2.7

Supplemental Indenture, dated as of April 21, 2022, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., Grifols Escrow Issuer, S.A.U. and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.11 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

2.8

Supplemental Indenture, dated as of April 25, 2022, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., Grifols Biotest Holdings GmbH and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.12 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

2.9

Supplemental Indenture, dated as of July 21, 2023, relating to the 1.625% Senior Notes due 2025 and the 2.250% Senior Notes due 2027, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.14 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 19, 2024)

2.10

Senior Notes Indenture, dated as of October 5, 2021, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols Escrow Issuer, S.A.U., Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

Form of dollar 4.750% Senior Note due 2028 (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

Form of euro 3.875% Senior Note due 2028 (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

2.11

Supplemental Indenture, dated as of April 21, 2022, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols S.A., Grifols Escrow Issuer, S.A.U., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.14 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

2.12

Supplemental Indenture, dated as of September 28, 2022, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols Escrow Issuer, S.A.U., Grifols Biotest Holdings GmbH and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.15 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

2.13

Supplemental Indenture, dated as of July 21, 2023, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols S.A., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.14 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 19, 2024)

2.14

Senior Notes Indenture, dated as of April 30, 2024, relating to the 7.500% Senior Secured Notes due 2030, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

Form of 7.500% Senior Secured Note due 2030*

2.15

Supplemental Indenture, dated as of June 4, 2024, relating to the 7.500% Senior Secured Notes due 2030, between Grifols S.A., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.16

Senior Notes Indenture, dated as of December 19, 2024, relating to the 7.125% Senior Secured Notes due 2030, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

Form of 7.125% Senior Secured Note due 2030 *

Exhibit Number	Description

4.1

Credit and Guaranty Agreement, dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 6, 2020)

4.2

First Amendment, dated as of August 13, 2021, to the Credit and Guaranty Agreement dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent (incorporated herein by reference to Exhibit 4.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

4.3

Counterpart Agreement, dated as of April 21, 2022, between Grifols Escrow Issuer, S.A.U. and Bank of America, N.A., as administrative agent and collateral agent (incorporated herein by reference to Exhibit 4.3 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

4.4

Counterpart Agreement, dated as of April 25, 2022, between Tiancheng (Germany) Pharmaceutical Holdings AG (predecessor-in-interest to Grifols Biotest Holdings GmbH) and Bank of America, N.A., as administrative agent and collateral agent (incorporated herein by reference to Exhibit 4.4 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

4.5

Amended and Restated Counterpart Agreement, dated as of September 28, 2022, between Grifols Biotest Holdings GmbH and Bank of America, N.A., as administrative agent and collateral agent (incorporated herein by reference to Exhibit 4.5 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

4.6

Second Amendment, dated as of May 3, 2023, to the Credit and Guaranty Agreement dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent (incorporated herein by reference to Exhibit 4.6 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 19, 2024)

4.7

Third Amendment, dated as of December 11, 2024, to the Credit and Guaranty Agreement dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent*

4.8

Third Incremental Joinder, dated as of February 27, 2024, to the Credit and Guaranty Agreement dated as of November 15, 2019 by and among Grifols Worldwide Operations Limited, Grifols Worldwide Operations USA, Inc., Grifols, S.A., certain subsidiaries of Grifols, S.A., the lenders party thereto and Bank of America, N.A., as administrative and collateral agent*

4.9	Description of Securities (incorporated herein by reference to Exhibit 4.7 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

4.10

Plasma Supply Agreement, dated as of February 5, 2019, among Grifols, S.A., Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema GmbH (incorporated herein by reference to Exhibit 10.1 of our Annual Report on Form 20-F/A (File No. 001-35193) filed on April 23, 2019)

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-1 of this annual report on Form 20-F)*

10.1	Notices sent to directors and executive officers concerning equity securities subject to blackout periods*

11.1	Internal Code of Conduct of Grifols, S.A. in Matters Relating to the Securities Market*

Exhibit Number	Description

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

97.1	Executive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 19, 2024)

101	Interactive Data File

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase

104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRIFOLS, S.A.

	By:	/s/ José Ignacio Abia Buenache
Name: José Ignacio Abia Buenache
Title: Chief Executive Officer of the Board of Directors

GRIFOLS, S.A.
Date: April 11, 2025.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2024 and 2023

SUMMARY

●	Appendices

	● Appendix I	Information on Group Companies, Associates and Others	F - 132
	● Appendix II	Operating Segments	F - 141
	● Appendix III	Changes in Other Intangible Assets	F - 143
	● Appendix IV	Movement in Rights of Use	F - 145
	● Appendix V	Movement in Property, Plant and Equipment	F - 147

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Grifols, S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the Company) as of December 31, 2023 and January 1, 2023, the related consolidated statements of profit and loss, comprehensive income, cash flows, and changes in consolidated equity for each of the years in the two-year period ended December 31, 2023, and the related notes and Appendix I to V (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and January 1, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

Correction of Errors

As discussed in Note (2) d) to the consolidated financial statements, the 2023 and 2022 consolidated financial statements have been restated to correct errors.

Basis for Opinion

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

/s/ KPMG Auditores, S.L.

We served as the Company’s auditor from 1990 to 2023.

Barcelona, Spain

April 11, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Grifols, S.A.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and consolidated cash flows, for the year then ended December 31, 2024, and the related notes and Appendices I to V (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2025 expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the Diagnostic CGU (Cash Generating Unit) goodwill impairment analysis

Critical Audit Matter Description

As discussed in Note 6 to the consolidated financial statements, the goodwill balance as of 31 December 2024 amounted to EUR 7,403,056 thousand, of which EUR 2,844,911 thousand related to the Diagnostic cash generating unit (CGU). On an annual basis and whenever there is an impairment indicator, the Company assesses the recoverable amount of the goodwill and the net assets associated with each of the CGUs, for which purpose the Company employs cash flow projections aligned with projected earnings and the necessary investments.

In particular, the Company calculates the recoverable amount of goodwill of the Diagnostic CGU based on the fair value less costs to sell using the discounted cash flow (DCF) method. In addition, the Company obtained an external valuation report (“the external valuation”) to compare to the results obtained through their own DCF model, as a benchmark for value.

We identified the evaluation of the goodwill impairment analysis for the Diagnostic CGU as a critical audit matter because significant judgment and an increased extent of audit effort, including the involvement of our valuation specialists, was required to evaluate the Company’s impairment test which was performed using a DCF model. The DCF model included assumptions related to sales, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and CapEx (Capital Expenditure) projections for the Molecular Donor Screening (MDS), the Blood Typing Solutions (BTS) and the Clinical Diagnostics (CDx) lines of business, perpetual growth rate and the discount rate. Minor changes to these assumptions could have a significant effect on the Company’s determination of the recoverable amount of the goodwill.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s assessment of goodwill for impairment included the following, among others:

•

We obtained an understanding of the process followed by the Company to assess the recoverable amount of the goodwill and we tested the design, implementation, and operating effectiveness of certain internal controls related to the Company’s goodwill impairment assessment process.

•	We involved our valuation specialist who assisted in evaluating the:
-	Reasonableness of the methodology employed by the Company in the impairment test, including the verification of the mathematical accuracy of the DCF.
-	Reasonableness of the discount rate and perpetual growth rate for the Diagnostic CGU included in the Company’s DCF by comparing them with publicly available market data for comparable entities.

-	Assumptions used in the external valuation, which include the projections of the MDS, BTS and CDx business lines by examining the public data available and industry reports.
•

We evaluated the competence, capability and objectivity of the external party contracted by the Company to perform a valuation as a benchmark for value in the performance of the calculations, and the adequacy of the external party’s work for use as audit evidence.

•

We evaluated the Company’s ability to prepare and review forecast projections for the MDS, BTS and CDx business lines by comparing actual results to historical forecasts, as well as to industry reports of sales expectations for each line of business noted above.

•	We performed sensitivity analyses over the sales, EBITDA margin, discount rate and growth rate assumptions in the Company’s DCF to assess their impact on the recoverable amount of the Diagnostic CGU.

•

We agreed the disclosures included in connection with this matter in Notes 4.g and 6 to the accompanying consolidated financial statement, including the sensitivity analyses of the aforementioned key assumptions, to those required by the regulatory financial reporting framework applicable to the Group.

Sale of the 20% ownership interest in Shanghai RAAS Blood Products Co. Ltd.

Critical Audit Matter Description

As indicated in Note 12, on 18 June 2024 the Group completed the sale of a 20% ownership interest in Shanghai RAAS Blood Products Co. Ltd. (SRAAS) for a price of EUR 1,607,500 thousand. In addition, this sale included the assumption of other obligations between the parties, as indicated in Note 29.e of the accompanying consolidated financial statements.

The significance of the aforementioned transaction, which was preceded by the restatement of the comparative figures for 2023 in order to correctly recognize the value of the previously held equity interest, as well as the consideration of the effects derived from the different obligations agreed within the parties of the transaction, require significant judgements and estimates to be made by the Company’s directors in the determination of the accounting effects, as a result of which this matter was identified as a critical matter in our audit.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to Sale of the 20% ownership interest in Shanghai RAAS Blood Products Co. Ltd. included the following, among others:

•

We obtained an understanding of the process followed by the Company to identify the various obligations arising from the contract for the sale of financial instruments and to perform the corresponding allocation of the consideration received in accordance with the applicable regulatory financial reporting framework.

•	We tested the design and implementation of certain controls about significant unusual transactions.
•

We also obtained and inspected the contracts executed between the parties, testing management’s conclusion regarding the transfer of control, timing of recognition of the sale of the ownership interest, as well as the amount thereof and the corresponding allocation of the consideration received.

•	We evaluated the accounting impact of the different contractual clauses and verified the arithmetic correctness of the result obtained on the transaction.
•	We evaluated management’s classification of the sale in the consolidated statement of profit and loss and obtained evidence supporting the amount received.
•

Lastly, we evaluated whether the disclosures included in Notes 12 and 29.e to the accompanying consolidated financial statements in connection with this matter were in conformity with those required by the applicable regulatory financial reporting framework.

/s/ Deloitte Auditores, S.L.

Barcelona, Spain

April 11, 2025

We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Grifols, S.A.,

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grifols, S.A. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 11, 2025, expressed an unqualified opinion on those financial statements.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audits included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

A material weakness in the Control Environment component of the COSO framework as the Company lacked a sufficient complement of resources related to the accounting for complex transactions requiring significant judgment in the preparation of the consolidated financial statements.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2024, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte Auditores, S.L.

Barcelona, Spain

April 11, 2025

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2024 and 2023

(Expressed in thousands of Euros)

Assets	Reference	31/12/2024	31/12/2023 (*)	1/1/2023 (*)
Goodwill	Note 6	7,403,056	6,802,127	7,011,909
Other intangible assets	Note 7	2,926,132	2,832,196	2,949,147
Rights of use	Note 8	968,304	945,240	981,260
Property, plant and equipment	Note 9	3,341,846	3,247,123	3,302,858
Investment in equity-accounted investees	Note 10	68,996	421,763	1,497,959
Non-current financial assets measured at fair value		423,439	12,182	38,570
Non-current financial assets at amortized cost		67,053	164,494	458,043
Total non-current financial assets	Note 11	490,492	176,676	496,613
Other non-current contract assets		59	—	—
Other non-current assets	Note 10	137,141	135,633	124,191
Deferred tax assets	Note 28	341,673	300,329	174,923
Total non-current assets		15,677,699	14,861,087	16,538,860

Non-current assets held for sale	Note 12	—	1,089,856	4,969
Inventories	Note 13	3,560,098	3,482,399	3,236,010
Current contract assets	Note 14	35,978	47,751	35,154
Trade and other receivables
Trade receivables		705,452	645,113	609,081
Other receivables		77,556	74,933	73,181
Current income tax assets		52,589	47,213	56,782
Trade and other receivables	Note 15	835,597	767,259	739,044
Other current financial assets
Current financial assets measured at fair value		6,064	23,644	12,629
Current financial assets at amortized cost		237,510	116,588	31,034
Total current financial assets	Note 11	243,574	140,232	43,663
Other current assets		72,515	73,942	82,677
Cash and cash equivalents	Note 16	979,780	529,577	549,207
Total current assets		5,727,542	6,131,016	4,690,724

Total assets		21,405,241	20,992,103	21,229,584

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2024 and 2023

(Expressed in thousands of Euros)

Equity and liabilities	Reference	31/12/2024	31/12/2023 (*)	1/1/2023 (*)
Share capital		119,604	119,604	119,604
Share premium		910,728	910,728	910,728
Reserves		4,054,505	4,040,961	4,053,156
Treasury stock		(134,448)	(152,748)	(162,220)
Profit for the year attributable to the Parent		156,920	42,318	—
Total shareholder's equity		5,107,309	4,960,863	4,921,268

Cash Flow hedges		(270)	998	(438)
Other comprehensive Income		(8,787)	(9,117)	(8,084)
Other comprehensive income from non-current assets held for sale		—	1,520	—
Other comprehensive income from financial instruments valuation	Note 11	(18,351)	—	—
Translation differences		803,826	414,112	735,777
Other comprehensive expenses		776,418	407,513	727,255
Equity attributable to the Parent	Note 17	5,883,727	5,368,376	5,648,523
Non-controlling interests	Note 19	2,723,298	2,145,319	2,327,606
Total equity		8,607,025	7,513,695	7,976,129

Liabilities

Grants		13,944	13,807	15,123
Provisions	Note 20	125,048	116,925	110,063
Non-current financial liabilities	Nota 21	9,490,644	10,033,604	10,074,155
Other non-current liabilities		730	—	15
Deferred tax liabilities	Nota 28	1,011,704	988,629	1,034,823
Total non-current liabilities		10,642,070	11,152,965	11,234,179

Provisions	Note 20	38,613	47,806	56,339
Current other financial liabilities	Note 21	676,087	1,023,614	800,939
Trade and other payables
Suppliers		852,305	822,953	787,964
Other payables		210,179	133,181	114,927
Current income tax liabilities		60,535	14,523	15,687
Total trade and other payables	Note 22	1,123,019	970,657	918,578
Other current liabilities	Note 23	318,427	283,366	243,420
Total current liabilities		2,156,146	2,325,443	2,019,276
Total liabilities		12,798,216	13,478,408	13,253,455

Total equity and liabilities		21,405,241	20,992,103	21,229,584

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

for the years ended at 31 December 2024, 2023 and 2022

(Expressed in thousands of Euros)

	Reference	2024	2023 (*)	2022 (*)
Continuing Operations
Net revenue	Note 5 and 24	7,212,382	6,591,977	6,063,967
Cost of sales		(4,417,844)	(4,108,495)	(3,850,257)
Gross Margin		2,794,538	2,483,482	2,213,710
Research and development		(384,036)	(395,282)	(361,140)
Selling, general and administration expenses		(1,255,291)	(1,372,665)	(1,195,847)
Operating Expenses		(1,639,327)	(1,767,947)	(1,556,987)

Other income		—	3,042	22,235
Profit of equity accounted investees with similar activity to that of the Group	Note 10	36,804	63,740	103,478
Operating Result		1,192,015	782,317	782,436
Finance income		44,423	62,430	33,859
Finance costs		(714,765)	(596,884)	(478,323)
Dividends		2,060	—	—
Financial cost of sale of trade receivables	Note 15	(30,782)	(24,993)	(18,201)
Change in fair value of financial instruments		19,882	1,459	11,999
Impairment of financial assets		(9,081)	—	—
Exchange differences		(59,756)	(16,386)	7,725
Finance result	Note 27	(748,019)	(574,374)	(442,941)
Profit/(loss) of other equity accounted investees	Note 10	—	(922)	(1,482)
Profit before income tax		443,996	207,021	338,013
Income tax expense	Note 28	(231,190)	(43,349)	(90,111)
Consolidated net profit		212,806	163,672	247,902
Consolidated net profit attributable to:		212,806	163,672	247,902
Profit attributable to the Parent		156,920	42,318	185,035
Profit attributable to non-controlling interest	Note 19	55,886	121,354	62,867

Basic earnings per share (Euros)	Note 18	0.23	0.06	0.27

Diluted earnings per share (Euros)	Note 18	0.23	0.06	0.27

(*) Restated figures (note 2.d)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended at 31 December 2024, 2023 and 2022

(Expressed in thousands of Euros)

	Reference	2024	2023 (*)	2022 (*)
Consolidated net profit		212,806	163,672	247,902
Translation differences		513,450	(303,352)	531,238
Equity accounted investees / Translation differences	Note 10	(18,466)	(62,191)	(30,771)
Other comprehensive income from non-current assets held for sale		(1,520)	1,520	—
Cash flow hedges - effective portion of changes in fair value		2,007	(20,807)	40,052
Cash flow hedges - amounts taken to profit or loss		(3,697)	22,722	(44,809)
Tax effect		423	(479)	1,189
Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss		492,197	(362,587)	496,899
Gains (losses) from defined benefit plans		3,231	(2,842)	(11,776)
Gains (losses) from financial assets measured at fair value through comprehensive income		(24,468)	—	—
Tax effect		3,216	1,810	4,560
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss		(18,021)	(1,032)	(7,216)

Total Other comprehensive income (loss) for the year		474,176	(363,619)	489,683
Total comprehensive income (loss) for the year		686,982	(199,947)	737,585
Total comprehensive income attributable to the Parent		525,824	(277,424)	576,938
Total comprehensive income attributable to non-controlling interests		161,158	77,477	160,647

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flow

31 December 2024, 2023 and 2022

(Expressed in thousands of Euros)

	Reference	2024	2023 (*)	2022 (*)
Cash flows from operating activities
Profit before income tax		443,996	207,021	338,013
Adjustments for:		1,182,734	1,034,458	788,272
Amortization and depreciation	Note 26	437,897	446,422	410,980
Other adjustments:		744,837	588,036	377,292
(Profit) / losses on equity accounted investments	Note 10	(36,804)	(62,818)	(101,996)
Impairment of assets and net provision charges		73,259	100,943	69,982
(Profit) / losses on disposal of fixed assets		1,378	7,182	(1,731)
Government grants taken to income		(15,254)	(10,260)	(16,440)
Finance cost / (income)		681,122	555,795	445,027
Other adjustments		41,136	(2,806)	(17,550)
Change in operating assets and liabilities		22,376	(362,843)	(584,351)
Change in inventories		25,819	(411,441)	(631,122)
Change in trade and other receivables		(41,883)	(68,815)	(77,494)
Change in current financial assets and other current assets		9,644	12,944	(2,252)
Change in current trade and other payables		28,796	104,469	126,517
Other cash flows used in operating activities		(746,938)	(659,946)	(543,361)
Interest paid	Note 21(e)	(571,487)	(528,942)	(350,387)
Interest received		10,806	13,747	4,054
Income tax paid		(175,563)	(158,854)	(196,436)
Other paid		(10,694)	14,103	(592)
Net cash from/(used in) operating activities		902,168	218,690	(1,427)
Cash flows from investing activities
Payments for investments		(701,091)	(433,102)	(2,090,792)
Group companies, associates and business units	Note 3 and 10	(285,872)	(29,474)	(1,533,264)
Property, plant and equipment and intangible assets		(371,367)	(310,320)	(392,872)
Property, plant and equipment	Note 7	(232,538)	(224,438)	(283,803)
Intangible assets	Note 9	(138,829)	(85,882)	(109,069)
Other financial assets		(43,852)	(93,308)	(164,656)
Proceeds from the sale of investments		1,587,758	38,383	94,669
Non-current assets held for sale	Note 11 and 12	1,564,256	—	91,373
Property, plant and equipment		23,502	23,247	3,296
Other financial assets		—	15,136	—
Net cash (used in) investing activities		886,667	(394,719)	(1,996,123)
Cash flows from financing activities
Proceeds from and payments for equity instruments		—	—	(3,459)
Payments for treasury stock		—	—	(3,459)
Proceeds from and payments for financial liability instruments		(1,352,269)	170,037	(168,780)
Issue		4,006,656	1,637,798	1,142,760
Redemption and repayment		(5,247,437)	(1,351,367)	(1,207,253)
Lease payments	Note 8 and 21(e)	(111,488)	(116,394)	(104,287)
Dividends		(962)	—	10,125
Dividends paid		(962)	—	(592)
Dividends received	Note 10	—	—	10,717
Other cash flows used in financing activities		(5,483)	1,456	(2,787)
Financing costs included in the amortized cost of the debt		(57,602)	—	—
Other amounts from / (used in) financing activities		52,119	1,456	(2,787)
Net cash from/(used in) financing activities		(1,358,714)	171,493	(164,901)
Effect of exchange rate fluctuations on cash		20,082	(15,094)	35,551
Net increase / (decrease) in cash and cash equivalents		450,203	(19,630)	(2,126,900)
Cash and cash equivalents at beginning of the year		529,577	549,207	2,676,107
Cash and cash equivalents at year end	Note 16	979,780	529,577	549,207

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity for the years ended
31 December 2024, 2023 and 2022

(Expressed in thousands of Euros)

		Attributable to shareholders of the Parent
								Accumulated other comprehensive income					Equity to
					Profit attributable				Other	Other comprehensive	Other comprehensive		attributable
		Share	Share		to	Interim	Treasury	Translation	comprehensive	income from non-current	income from financial	Cash flow	to	Non-controlling
	Reference	Capital	Premium	Reserves	Parent	dividend	Stock	differences	income	assets held for sale	instruments valuation	hedges	Parent	interests	Equity
Balance at 31 December 2021		119,604	910,728	4,133,388	188,726	—	(164,189)	333,091	(869)	—	—	3,130	5,523,609	1,793,489	7,317,098
Adjustment due to restatement (Note 2.d)		—	—	(453,700)	(4,399)	—	—	(310)	—	—	—	—	(458,409)	—	(458,409)
Balance at 31 December 2021 (*)		119,604	910,728	3,679,688	184,327	—	(164,189)	332,781	(869)	—	—	3,130	5,065,200	1,793,489	6,858,689
Translation differences		—	—	—	—	—	—	402,542	—	—	—	—	402,542	97,780	500,322
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	(3,568)	(3,568)	—	(3,568)
Other comprehensive income		—	—	—	—	—	—	—	(7,215)	—	—	—	(7,215)	—	(7,215)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	402,542	(7,215)	—	—	(3,568)	391,759	97,780	489,539
Profit/(loss) for the year		—	—	—	208,279	—	—	—	—	—	—	—	208,279	62,867	271,146
Total comprehensive income / (expense) for the year		—	—	—	208,279	—	—	402,542	(7,215)	—	—	(3,568)	600,038	160,647	760,685
Net change in treasury stock	Note 17 (d)	—	—	—	—	—	1,969	—	—	—	—	—	1,969	—	1,969
Acquisition / Divestment of non-controlling interests	Note 17 (c) and 19	—	—	—	—	—	—	—	—	—	—	—	—	373,468	373,468
Other changes		—	—	4,322	—	—	—	—	—	—	—	—	4,322	2	4,324
Distribution of 2021 profit:		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reserves		—	—	184,327	(184,327)	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	188,649	(184,327)	—	1,969	—	—	—	—	—	6,291	373,470	379,761
Balance at 31 December 2022		119,604	910,728	3,868,337	208,279	—	(162,220)	735,323	(8,084)	—	—	(438)	5,671,529	2,327,606	7,999,135
Adjustment due to restatement (Note 2.d)		—	—	(216)	(23,244)	—	—	454	—	—	—	—	(23,006)	—	(23,006)
Balance at 31 December 2022 (*)		119,604	910,728	3,868,121	185,035	—	(162,220)	735,777	(8,084)	—	—	(438)	5,648,523	2,327,606	7,976,129
Translation differences		—	—	—	—	—	—	(321,565)	—	—	—	—	(321,565)	(43,877)	(365,442)
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	1,436	1,436	—	1,436
Other comprehensive income		—	—	—	—	—	—	—	(1,033)	—	—	—	(1,033)	—	(1,033)
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	1,520	—	—	1,520	—	1,520
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	(321,565)	(1,033)	1,520	—	1,436	(319,642)	(43,877)	(363,519)
Profit/(loss) for the year		—	—	—	59,315	—	—	—	—	—	—	—	59,315	121,354	180,669
Total comprehensive income / (expense) for the year		—	—	—	59,315	—	—	(321,565)	(1,033)	1,520	—	1,436	(260,327)	77,477	(182,850)
Net change in treasury stock	Note 17 (d)	—	—	—	—	—	9,472	—	—	—	—	—	9,472	—	9,472
Acquisition / Divestment of non-controlling interests	Note 17(c) and 19	—	—	(1,525)	—	—	—	—	—	—	—	—	(1,525)	325	(1,200)
Other changes		—	—	(10,670)	—	—	—	—	—	—	—	—	(10,670)	(260,089)	(270,759)
Distribution of 2022 profit:		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reserves		—	—	185,035	(185,035)	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	172,840	(185,035)	—	9,472	—	—	—	—	—	(2,723)	(259,764)	(262,487)
Balance at 31 December 2023		119,604	910,728	4,040,961	59,315	—	(152,748)	414,212	(9,117)	1,520	—	998	5,385,473	2,145,319	7,530,792
Adjustment due to restatement (Note 2.d)		—	—	—	(16,997)	—	—	(100)	—	—	—	—	(17,097)	—	(17,097)
Balance at 31 December 2023 (*)		119,604	910,728	4,040,961	42,318	—	(152,748)	414,112	(9,117)	1,520	—	998	5,368,376	2,145,319	7,513,695
Translation differences		—	—	—	—	—	—	389,714	—	—	—	—	389,714	105,271	494,985
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	(1,268)	(1,268)	—	(1,268)
Other comprehensive income		—	—	—	—	—	—	—	330	—	—	—	330	—	330
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	(1,520)	—	—	(1,520)	—	(1,520)
Other comprehensive income from financial instruments valuation		—	—	—	—	—	—	—	—	—	(18,351)	—	(18,351)	—	(18,351)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	389,714	330	(1,520)	(18,351)	(1,268)	368,905	105,271	474,176
Profit/(loss) for the year		—	—	—	156,920	—	—	—	—	—	—	—	156,920	55,886	212,806
Total comprehensive income / (expense) for the year		—	—	—	156,920	—	—	389,714	330	(1,520)	(18,351)	(1,268)	525,825	161,157	686,982
Net change in treasury stock	Note 17 (d)	—	—	—	—	—	18,300	—	—	—	—	—	18,300	—	18,300
Acquisition / Divestment of non-controlling interests	Note 17(c) and 19	—	—	(9,699)	—	—	—	—	—	—	—	—	(9,699)	(25,519)	(35,218)
Other changes	Note 10	—	—	(19,075)	—	—	—	—	—	—	—	—	(19,075)	508,212	489,137
Distribution of 2023 profit:		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reserves		—	—	42,318	(42,318)	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(65,871)	(65,871)
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	13,544	(42,318)	—	18,300	—	—	—	—	—	(10,474)	416,822	406,348
Balance at 31 December 2024		119,604	910,728	4,054,505	156,920	—	(134,448)	803,826	(8,787)	—	(18,351)	(270)	5,883,727	2,723,298	8,607,025

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(1)	Nature, Principal Activities and Subsidiaries

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Avinguda de la Generalitat 152-158, 08174 Sant Cugat del Valles, Barcelona. The Company’s statutory activity consist of providing corporate and business administration, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

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

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and commercialization of essential plasma medicines, non-plasma therapies and diagnostic solutions.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). Additionally, the Group has manufacturing facilities in Dublin (Ireland), Montreal (Canada) and Dreieich (Germany).

(2)Basis of Presentation

The consolidated financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated financial statements for 2024 and its comparative figures have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS- IASB) which for Grifols Group purposes, are identical to the International Financial Reporting Standards as adopted by the European Union (IFRS-EU) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries for 2024, 2023 and 2022 as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended.

At their meeting held on 10 April 2025 the Board of Directors of Grifols, S.A. authorized for issue the 2024, consolidated financial statements.

The figures set out in these consolidated financial statements are stated in thousand Euro, unless indicated otherwise.

These consolidated financial statements for 2024 show comparative figures for 2023 and 2022 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for 2024, 2023 and 2022 and the consolidated balance sheet for 2024 and 2023, the effects of the application new standards described in note 2 must be taken into account.

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2024 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

a)    Relevant accounting estimates, assumptions and judgments used when applying accounting principles

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

●	Assumptions used to test non-financial assets for impairment. Relevant cash generating units are tested at least annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group.
●	The determination of the fair value of the acquired assets and assumed liabilities in a business combination and the allocation of the purchase price (see note 3 and 4a).
●	Evaluation of the capitalization of development costs (see note 4(d)). Key assumption is related to the estimation of sufficient future economic benefits of the projects.
●	Valuation of inventory and assessment of the recoverability of the carrying value of inventory. The key assumptions consider the regulatory approvals and the forecasted demand for the products marketed by the Group.
●	The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(q) and 28).
●	Determination of chargebacks made to certain customers in the United States (see note 4 (p)).
●	The assumptions used for the calculation of the fair value of financial instruments (see notes 29 and 30).
●	The assessment of the classification as equity instruments of certain financial instruments that, under particular circumstances, may result in a cash outflow (see note 17a).
●	Evaluation of whether Grifols controls a subsidiary or not, analyzing factors such as rights derived from contractual agreements, as well as actual and potential voting rights, considering for these purposes the potential voting rights held by Grifols exercisable at the closing date of its fiscal year (see notes 10 and 19).
●	Assessment of the non-existence of a contractual obligation for Grifols. S.A. within the framework of the agreement signed with Haier for the sale of 20% of the shares of Shanghai RAAS in relation to the commitment by which the Company will make its commercially reasonable efforts to ensure that its subsidiary Grifols Diagnostic Solutions, Inc. declares and distributes dividends to its shareholders (see note 29(e)).

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

b)   Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2024, 2023 and 2022, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been consolidated. Associates in which the Company owns between 20% or more of the voting rights and over which it has no control but does have significant influence, have been accounted for under the equity method.

Despite the Group not owning 100% of Grifols Malaysia Sdn Bhd until November 2024, previously, holding 49% of the shares with voting rights, through a contract with the other shareholder and a pledge on its shares, it controlled the majority of the economic decisions and voting rights of said company, therefore, previously being consolidated.

On the other hand, the Group holds the 75% of the voting rights of Biotek America LLC (“ITK JV”), a company created as a result of a collaboration with Immunotek GH, LLC (Immunotek) with the aim of building and managing 28 plasma donor centers (see note 10). Such collaboration agreement has been accounted for in these consolidated financial statements as a joint agreement.

The entities Haema Gmbh (formerly Haema AG) and BPC Plasma, Inc., and previously Haema Plasma Kft. until its acquisition in October 2024, of which Grifols does not hold shares, but there exists control over them (see note 19), have been consolidated.

Grifols (Thailand) Ltd. has two classes of shares and the Group, through the class of shares it owns, holds the majority of the voting rights. As a consequence, it has been consolidated.

Mecwins, effective May 2024, ceased to be an associated company of Progenika Biopharma, S.A. as loses its significant influence over its interest.

Changes in associates and jointly controlled entities are detailed in note 10.

Changes in subsidiaries

In 2024:

●	Merger agreements

During the current financial year 2024, Biotest Italy, S.R.L., Biotest Medical, S.L.U., Biotest Farmaceutica LTDA and Biotest France SAS entered into merger agreements, with the resulting companies being, respectively, Grifols Italia S.p.A., Grifols Movaco, S.A., Grifols Biotest Ltda and Grifols France S.A.R.L.

●	Grifols Pyrenees Reserarch Center, S.L.

With effect as of July 25, 2024, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Ltd, acquired the remaining 20% belonging to the Government of Andorra by an amount of Euros 200 thousands.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Haema Plasma Kft.

With effect as of 31 October 2024, Grifols, through its subsidiary Grifols Worldwide Operations Limited, acquired 100% of the capital of Haema Plasma Kft. from Scranton Plasma, B.V. (an entity related to the Group) for Euro 35 million, the value of which is supported by a fairness opinion issued by an independent expert. Given that Grifols already exercised control over that subsidiary prior to the acquisition, the transaction had no impact on Consolidated Statement of Profit and Loss for the 2024 financial year, as it is a transaction with a non-controlling interest in which Grifols retains control over Haema Plasma Kft. (see note 3(e) and note 31). Therefore, the difference between the amount paid and the reduction in the minority interests has been recorded in reserves attributable to the parent company for a negative amount of Euros 14,022 thousand as of December 31, 2024.

●	Grifols Malaysia SDN BHD

With effect as of October 7, 2024, Grifols, through its wholly owned subsidiary Grifols Asia Pacific PTE LTD, acquired the remaining 51% of shares of Grifols Malaysia SDN BHD for Euros 16 thousands.

In 2023:

●	Grifols Escrow Issuer, S.A. and Gripdan Invest, S.L.

With effect as of 1 January 2023, Grifols Escrow Issuer, S.A., Gripdan Invest, S.L., both wholly-owned subsidiaries, and Grifols, S.A. entered into a merger agreement, with Grifols, S.A. being the surviving company.

This operation has had no impact on the Consolidated Financial Statements.

●	Access Biologicals LLC. and Chiquito Acquisition Corp.

With effect as of 1 April 2023, Access Biologicals LLC, Chiquito Acquisition Corp. and Grifols Bio Supplies, Inc., all wholly-owned subsidiaries, entered into a merger agreement, with Grifols Bio Supplies, Inc. being the surviving company.

This operation has had no impact on the Consolidated Financial Statements.

•	Goetech LLC

On 30 June 2023, the company Geotech LLC (D/B/A Medkeeper) has been dissolved.

This operation has had no impact on the Consolidated Financial Statements.

•	Kiro Grifols, S.L.

On 27 July 2023, Grifols reached an agreement to acquire the remaining 10% of shares of Kiro Grifols, S.L. for a total amount of Euros 1,161 thousand. Grifols now owns the 100% of its shares.

•	AlbaJuna Therapeutics, S.L.

On 9 October 2023, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited, Inc., reached an agreement to acquire the remaining 51% of shares of AlbaJuna Therapeutics, S.L. for a total amount of 1 Euro (see note 3(c)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

•	Biotest (U.K.), Ltd.

On 1st June 2023, Grifols U.K., Ltd. reached an agreement with Biotest AG to acquire the 100% of shares of Biotest (U.K. Ltd.) for a total amount of Euros 20,079 thousand. With effect 1st November 2023, Biotest (U.K., Ltd.) has transferred its net assets to Grifols U.K., resulting in an amalgamation.

The following companies were formed during 2023 and became part of the Grifols Group consolidated:

●	Biomat Holdings, LLC
●	Canada, Inc. (subsequently changed its name to Grifols Plasma Canada - Ontario Inc.)

In 2022:

●	Albimmune, S.L.

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

As a result of this divestment, the Group has recognized income of Euros 7,557 thousand in the Consolidated Statement of Profit and Loss.

●	Biomat USA, Inc.

Effective 1 April 2022, Biomat USA Inc. and Talecris Plasma Resources, Inc. entered into a merger agreement, and the resulting company was Biomat USA, Inc.

●	Biotest, AG and Grifols Biotest Holdings, GmbH

On 25 April 2022, and once all regulatory approvals had been obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG and the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, for Euros 1,460,853 thousand (see note 3).

●	Access Biologicals LLC.

On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., exercised a call option to buy the remaining 51% of shares of Access Biologicals LLC for a total of US Dollars 142 million (see note 3 and 10).

●	Grifols México, S.A. de C.V.

Effective 15 December 2022, Grifols México, S.A. de C.V. and Logística Grifols, S.A. de C.V. entered into a merger agreement, and the resulting company was Grifols México, S.A. de C.V.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

c)   Amendments to IFRS in 2024

As of the date of preparation of these annual financial statements, the following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force and, therefore, have been taken into account in the preparation of these consolidated financial statements:

Effective in 2024

Mandatory application for annual periods
beginning on or after:
Standards		EU effective date	IASB effective date
IAS 1

Amendments to IAS 1 Presentation of Financial Statements:

- Classification of Liabilities as Current or Non-current Date (issued on 23 January 2020);

- Classification of Liabilities as Current or Non - current - Deferral of Effective Date (issued on 15 July 2020); and

- Non - current Liabilities with Covenants (issued on 31 October 2022)

		1 January 2024	1 January 2024

IFRS 16	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022)	1 January 2024	1 January 2024

IAS 7	Amendments to IAS 7 Cash flow statement and NIIF 7 Financial instruments: information to disclose: Financial agreements with suppliers (issued on 25 May 2023).	1 January 2024	1 January 2024

The application of these standards and interpretations has had no significant impact on these consolidated financial statements.

Standards issued but not effective in 2024

At the date these consolidated financial statements were authorized for issue, the following IFRS and amendments have been published by the IASB but their application is not mandatory until the future periods indicated below:

Mandatory application for annual periods
beginning on or after:
Standards		EU effective date	IASB effective date

IAS 21	Amendment to IAS 21 Effects of foreign currency conversions on changes in exchange rates: absence of convertibility	1 January 2025	1 January 2025
IFRS 18	Presentation and Disclosure in Financial Statements (issued on 9 April 2024)	Pending	1 January 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures (issued on 9 May 2024)	Pending	1 January 2027
IFRS 9 / IFRS 7	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (issued on 30 May 2024)	Pending	1 January 2026
	Annual Improvements Volume 11 (issued on 18 July 2024)	Pending	1 January 2026
IFRS 9 / IFRS 7	Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (issued on 18 December 2024)	Pending	1 January 2026

The Group has not applied any of these standards or interpretations in advance of their effective date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The application of these standards and interpretations would not have significant impact on these consolidated financial statements.

d)   Changes in accounting criteria and corrections of error

The financial information as of December 31, 2023 presented for comparative purposes, differs from that approved by the Ordinary General Meeting of Shareholders of the Parent Company on June 14, 2024 due to the reclassification between subheadings of the Consolidated Statement of Comprehensive Income detailed in note 10 and the reasons set out below:

Biotek America LLC (see note 10)

In July 2021, Grifols (through Grifols Bio North America LLC or GBNA) entered into a collaboration agreement with ImmunoTek GH, LLC (ImmunoTek) to open and manage 28 plasma donation centres (the “ImmunoTek Collaboration Agreement”). The ImmunoTek Collaboration Agreement was implemented through the creation of a jointly controlled company in the United States, Biotek America LLC (“ITK JV”).

Until 2022, Grifols had accpunted for its interest in ITK JV as a financial investment. In 2024, following discussions with the Spanish National Securities Market Commission (CNMV), it was concluded that the ImmunoTek Collaboration Agreement should be accounted for as a joint arrangement and therefore the assets, liabilities and results of ITK JV should be recognized. Consequently, in the consolidated financial statements at December 31, 2023, the assets and liabilities of ITK JV were reflected in the amount of Euros 151 millions and Euros 191 millions, respectively, recognising a negative adjustment in reserves of Euros 40 millions, net of translation differences. The integration was carried out prospectively from January 1, 2023. This negative adjustment to reserves relates mainly to the losses of ITK JV in 2021, 2022 and 2023.

To accurately present these losses of ITK JV in the respective statements of profit and loss for each period, the comparative figures corresponding to the statements of profit and loss for 2023 and 2022 have been restated in the consolidated financial statements for 2024, the impact of which represents a reduction in results of Euros 17 millions and Euros 23 millions, respectively.

Shanghai RAAS

On March 30, 2020, Grifols received shares of Shanghai RAAS Blood Products Co. Limited (hereinafter, “SRAAS”) corresponding to 26.2% of its share capital in exchange for having previously delivered shares representing 45% of the economic rights of its subsidiary Grifols Diagnostic Solutions, Inc. (hereinafter “GDS”) under the swap agreement entered into with SRAAS in 2019. Grifols therefore held a stake in an associate which in turn holds a stake in the GDS subsidiary.

Since International Financial Reporting Standards (IFRS) do not address the accounting treatment of non-controlling interest when an investment in an associate has a stake in a Group company, Grifols chose the accounting policy to (i) increase the percentage of ownership attributable to Grifols in GDS by the indirect interest Grifols obtained through its stake in SRAAS by 11.79% (26.2% of 45%), thereby reducing the non-controlling interest by that percentage, and (ii) exclude any amount recognized by SRAAS for its stake in GDS from the equity-method investment in SRAAS, as Grifols consolidates 100% of the GDS’ net assets.

Consequently, due to the accounting policy adopted in March 2020, Grifols had an attributable stake of 66.79% (55% + 11.79%) in GDS, while the non-controlling interest was reduced from 45% to 33.21% amounting to Euros 403 million. This reduction in net equity attributable to the non-controlling interest was offset against consolidated reserves because it was a transaction with minority shareholders without loss of control.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

As a result of selling the 20% equity stake in SRAAS in 2024 (see note 12), it has been identified that the initial recognition of the investment in SRAAS should have excluded the amount that SRAAS held in GDS according to Grifols’ accounting policy at the transaction date, amounting to Euros 457 million. Therefore, the reduction in equity attributable to non-controlling interest should have decreased the investment in equity-accounted investee in SRAAS instead of affecting consolidated reserves. Consequently, both the stake in SRAAS and consolidated reserves are overvalued by Euros 457 million for the years 2020 to 2023.

The difference between the Euros 457 million and the Euros 403 million initially recorded corresponds to the revaluation of the indirect stake that Grifols acquires in GDS through its stake in SRAAS. This adjustment entails a reduction in consolidated reserves as it is a transaction with a minority shareholder without loss of control.

In this context, the amounts related to ‘Investment in equity-accounted investees’ and ‘Consolidated reserves’ as of January 1, 2023 and ‘Investment in equity-accounted investees’, ‘Non-current assets held for sale,’ and ‘Consolidated reserves’ as of December 31, 2023, have been restated in the comparative information as detailed in the table below.

Despite this correction resulting in a reduction of consolidated equity by Euros 457 million, it has had no impact on the Consolidated Statements of Profit and Loss; it represents an incorrect accounting treatment without affecting the correct results for each affected financial year. Therefore, the results recognized in the equity-method investment in SRAAS and the results attributable to both the Parent Company and the non-controlling interest in GDS in the consolidated financial statements from 2020 to 2023 are correctly accounted for. Additionally, following this correction, which decreased the carrying value of the investment in SRAAS, the net gain recorded from the sale of the 20% stake in SRAAS is accurately accounted for in the 2024 financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The following tables summarize the impacts on the comparative information in the Consolidated Balance Sheet and in the Consolidated Statements of Profit and Loss due to the above:

Consolidated Balance Sheet

at 1 January 2023

(Expressed in thousands of Euros)

			Integration
			adjustment	Adjustment	Restated
Assets	Reference	1/1/2023	Biotek America	SRAAS	1/1/2023
Rights of use	Note 8	897,552	83,708	—	981,260
Property, plant and equipment	Note 9	3,270,937	31,921	—	3,302,858
Investment in equity-accounted investees	Note 10	1,955,177	—	(457,218)	1,497,959
Non-current financial assets at amortized cost	Note 11	582,175	(124,132)	—	458,043
Other non-current assets	Note 10	—	124,191	—	124,191
Total non-current assets		16,880,390	115,688	(457,218)	16,538,860
Inventories	Note 13	3,201,357	34,653	—	3,236,010
Trade receivables	Note 15	608,688	393	—	609,081
Other current assets		81,814	863	—	82,677
Cash and cash equivalents	Note 16	547,979	1,228	—	549,207
Total current assets		4,653,587	37,137	—	4,690,724
Total assets		21,533,977	152,825	(457,218)	21,229,584
Equity and liabilities
Reserves		4,534,715	(24,341)	(457,218)	4,053,156
Total equity		5,402,827	(24,341)	(457,218)	4,921,268
Translation differences		735,633	144	—	735,777
Equity attributable to the Parent		6,129,938	(24,197)	(457,218)	5,648,523
Total equity	Note 17	8,457,544	(24,197)	(457,218)	7,976,129
Non-current financial liabilities	Note 21	9,960,562	113,593	—	10,074,155
Total non-current liabilities		11,120,586	113,593	—	11,234,179
Current financial liabilities	Note 21	795,686	5,253	—	800,939
Trade and other payables	Note 22	862,335	56,243	—	918,578
Other current liabilities	Note 23	241,487	1,933	—	243,420
Total current liabilities		1,955,847	63,429	—	2,019,276
Total liabilities		13,076,433	177,022	—	13,253,455
Total equity and liabilities		21,533,977	152,825	(457,218)	21,229,584

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Consolidated Balance Sheet

at 31 December 2023

(Expressed in thousands of Euros)

			Integration
			adjustment	Adjustment	Restated
Assets	Reference	31/12/2023	Biotek America	SRAAS	31/12/2023
Investment in equity-accounted investees	Note 10	534,970	—	(113,207)	421,763
Other non-current assets	Note 10	145,522	(9,889)	—	135,633
Deferred tax assets	Note 28	305,295	(4,966)	—	300,329
Total non-current assets		14,989,149	(14,855)	(113,207)	14,861,087
Non-current assets held for sale	Note 12	1,433,867	—	(344,011)	1,089,856
Inventories	Note 13	3,459,277	23,122	—	3,482,399
Total current assets		6,451,905	23,122	(344,011)	6,131,016
Total assets		21,441,054	8,267	(457,218)	20,992,103
Equity and liabilities
Reserves		4,482,798	15,381	(457,218)	4,040,961
Profit for the year attributable to the Parent		59,315	(16,997)	—	42,318
Total equity		5,419,697	(1,616)	(457,218)	4,960,863
Translation differences		414,068	44	—	414,112
Equity attributable to the Parent		5,827,166	(1,572)	(457,218)	5,368,376
Total equity	Note 17	7,972,485	(1,572)	(457,218)	7,513,695
Total trade and other payables	Note 22	960,818	9,839	—	970,657
Total liabilities		13,468,569	9,839	—	13,478,408
Total equity and liabilities		21,441,054	8,267	(457,218)	20,992,103

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Consolidated Statements of Profit and Loss

at 31 December 2022

(Expressed in thousands of Euros)

			Integration
			adjustment	Restated
	Reference	2022	Biotek America	2022
Net revenue	Note 5 and 24	6,063,967	—	6,063,967
Cost of sales	Note 25 and 26	(3,832,437)	(17,820)	(3,850,257)
Gross Margin		2,231,530	(17,820)	2,213,710
Operating Expenses	Note 25 and 26	(1,551,563)	(5,424)	(1,556,987)
Other Income		22,235	22,235
Profit of equity accounted investees with similar activity to that of the Group	Note 10	103,478	—	103,478
Operating Result		805,680	(23,244)	782,436
Finance result	Note 27	(442,941)	—	(442,941)
Profit/(loss) of equity accounted investees	Note 10	(1,482)	—	(1,482)
Profit before income tax from continuing operations		361,257	(23,244)	338,013
Income tax expense	Note 28	(90,111)	—	(90,111)
Profit after income tax from continuing operations		271,146	(23,244)	247,902
Consolidated profit for the year		271,146	(23,244)	247,902
Profit attributable to the Parent		208,279	(23,244)	185,035
Profit attributable to non-controlling interest	Note 19	62,867	—	62,867
Basic earnings per share (Euros)	Note 18	0.31	(0.04)	0.27
Diluted earnings per share (Euros)	Note 18	0.31	(0.04)	0.27

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Consolidated Statements of Profit and Loss

at 31 December 2023

(Expressed in thousands of Euros)

			Integration
			adjustment	Restated
		2023	Biotek America	2023
Net revenue	Note 5 and 24	6,591,977	—	6,591,977
Cost of sales	Note 25 and 26	(4,097,406)	(11,089)	(4,108,495)
Gross Margin		2,494,571	(11,089)	2,483,482
Operating Expenses	Note 25 and 26	(1,761,955)	(5,992)	(1,767,947)
Other Income		3,042	—	3,042
Profit of equity accounted investees with similar activity to that of the Group	Note 10	63,740	—	63,740
Operating Result		799,398	(17,081)	782,317
Finance result	Note 27	(574,458)	84	(574,374)
Profit/(loss) of equity accounted investees	Note 10	(922)	—	(922)
Profit before income tax from continuing operations		224,018	(16,997)	207,021
Income tax expense	Note 28	(43,349)	—	(43,349)
Profit after income tax from continuing operations		180,669	(16,997)	163,672
Consolidated profit for the year		180,669	(16,997)	163,672
Profit attributable to the Parent		59,315	(16,997)	42,318
Profit attributable to non-controlling interest	Note 19	121,354	—	121,354
Basic earnings per share (Euros)	Note 18	0.09	(0.03)	0.06
Diluted earnings per share (Euros)	Note 18	0.09	(0.03)	0.06

The impacts on the comparative information in the Consolidated Balance Sheet and in the Consolidated Statements of Profit and Loss summarized in the previous tables were transferred to the Consolidated Statements of Cash Flow, with no material effect on the cash flow.

(3)Business Combinations and Divestments

2024

a)	ImmunoTek Plasma Center

As a result of the ImmunoTek Collaboration Agreement (see Note 10) Grifols acquired 7 plasma donation centers on April 1, 2024 (US Dollars 134,902 thousand each cnter) and 7 plasma donation centers on July 1, 2024 (US Dollar 130,956 thousand each center). These acquisitions enabled Grifols to gain control of the 14 centers as of their respective acquisition dates in 2024, which had previously been accounted for as a joint operation.

Therefore, Grifols has applied the requirements for a business combination carried out in stages. However, considering that (i) Grifols’ effective participation in the joint operation is null and void and (ii) all of the assets and liabilities related to the joint operation are already recognized in the consolidated financial statements, the difference between the consideration paid and the fair value of the assets and liabilities, which does not differ from their carrying amount, has been recognized as provisional goodwill at the date of acquisition.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The aggregate detail of the cost of the business combination and interim goodwill as of the acquisition date is shown below:

	Thousand of	Thousand of US
	Euros	Dollar
Consideration paid	245,798	265,858
Step-up of net assets [1]	—	—
Goodwill	245,798	265,858
Adjustments from the acquisition [2]	(12,377)	(13,092)
Goodwill, net of adjustments	233,421	252,766

1There is no step-up of net of assets since the fair value and the carrying amount do no differ significantly. Additionally, the net assets were previously recognized in the consolidated financial statements as part of the joint operation.

2The adjustments resulting from the acquisition correspond mainly to the elimination of the net balance payable that the silos maintained with Immunotek. The net amount represents the accumulated losses from the silos, which were allocated to Immunotek in accordance with the terms of the contract (see note 10)

The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licenses and workforce.

The operations of these centers were already consolidated since the beginning of the agreement with Immunotek (see note 10), so there is no impact either on turnover, given that all sales transactions are eliminated in the consolidation process, or on results if both transactions had taken place on January 1, 2024.

b)	Saskatoon plasma center

On 7 July, 2023, Grifols, through its 100% owned subsidiary Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.), acquired a plasma donation center from Canadian Plasma Resources Corporation which was a business in accordance with IFRS 3. The purchase price was Canadian Dollars 11,558 thousand (Euros 8,018 thousand).

Aggregate details of the cost of the business combination, provisional the fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below:

			Thousands of
	Reference	Thousands of Euros	Canadian Dollars
Cost of the business combination
Consideration paid		8,018	11,558
Total consideration paid		8,018	11,558

Fair value of net assets acquired		160	231

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	7,858	11,327

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The amounts determined at the acquisition date of the assets acquired are as follows:

	Fair Value
		Thousands of
	Thousands of Euros	Canadian Dollars

Property, plant and equipment	96	138
Inventories	64	93

Total Assets	160	231

Total net assets acquired	160	231

The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce. The entire goodwill is considered tax deductible.

c)	Albajuna Therapeutics, S.L.

On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited (GIANT), reached an agreement to acquire the remaining of the 51% of the shares of Albajuna Therapeutics, S.L. (hereinafter “Albajuna”) for a total amount of 1 euro.

In 2016, Grifols made a capital investment of Euros 3.75 million in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders’ Agreement of January 2016, Grifols held a 49% of the shares in the company’s capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 whose main activity is the development and manufacture of therapeutic antibodies against HIV.

Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below:

	Reference	Thousands of Euros
Cost of the business combination
Consideration paid		—
Total consideration paid		—

Fair value of net assets acquired		(1,794)

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	1,794

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

Fair Value
Thousands of Euros
Non-current financial assets	165
Deferred tax assets	239
Trade and other receivables	185
Cash and cash equivalents	86

Total assets	675

Non-current financial liabilities	(2,300)
Current financial liabilities	(164)
Trade and other payables	(5)

Total Liabilities and contingent liabilities	(2,469)

Total net assets acquired	(1,794)

As future economic benefits cannot be estimated at the acquisition date, the total amount allocated to goodwill has been totally impaired immediately upon recognition (see note 6).

2022

d)	Grifols Canada Plasma, Inc.

On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics, Inc., acquired all the shares of Prometic Plasma Resources Inc. for a total of Canadian Dollars 11,127 thousand (Euros 7,757 thousand).

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

			Thousands of
	Reference	Thousands of Euros	Canadian Dollars
Cost of the business combination
Consideration paid		7,757	11,127
Total consideration paid		7,757	11,127

Fair value of net assets acquired		4,933	7,075

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	2,824	4,052

At transaction date, total consideration paid was allocated to goodwill, and the amount was restated based on the fair value of the net assets acquired during the following year. Consequently, the amount reflected in note 6 is the movement between both effects, while the amount in the previous table shows the final balance.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce.

Grifols Canada Plasma, Inc. acquisition had an impact of Euros 3,933 thousand benefit in the Group result from the acquisition date until the end of fiscal year 2022.

e)	Haema Plasma Kft

On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. Scranton Enterprises B.V. (the parent company of Scranton Plasma B.V.) is a shareholder of Grifols.

On 1 February 2021 the Group signed a call option on the shares of Haema Plasma kft, exercisable by the Group only 12 months after signing and with an expiry of 48 months from the date on which the option becomes exercisable. The option price was set at thirteen times EBITDA minus net debt. Grifols did not make any monetary consideration for the purchase option agreement when signing the agreement.

The Group has potential voting rights arising from the option to purchase the shareholding and these are substantive, based on:

●	A call option for Grifols which gives it the irrevocable and exclusive right (not an obligation) to acquire the Haema Plasma Kft shareholding at any time after 1 February 2022.
●	Grifols is committed to providing support services in the business of collecting, processing and distributing plasma from the donation centers. There is also a Plasma Supply Agreement whereby the plasma produced by these entities will be used almost entirely to cover Grifols’ needs.
●	There are nos shareholder agreements that provide for relevant decisions to be approved in a manner other than by majority vote.

The above are indicators of the power that Grifols acquires over this entity, considering that the call option is likely to be exercised and Grifols will have the financial capacity to carry it out.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Consequently, at the time the option became exercisable, the option empowered Grifols, even though it was not yet exercised, and Haema Plasma Kft. was therefore consolidated in Grifols’ consolidated financial statements from 2022.

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

		Thousands of	Thousands of
	Reference	Euros	Hungarian Forint
Call option price		16,948	6,228,796
Total call option price		16,948	6,228,796

Fair value of net assets acquired		2,209	812,371

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	14,739	5,416,425

Grifols did not give any monetary consideration for this purchase option.

The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows:

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

The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licences and workforce. The entire goodwill is not considered tax deductible.

f)	VCN Biosciences, S.L.

On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand (Euros 6,901 thousand).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

As a result of this divestment, the Group recognized an income of Euros 7,557 thousand under “other income” in the statement of profit and loss. VCN’s net assets were derecognised from the consolidated group as of the indicated date.

g)	Biotest AG

On 25 April 2022, and once all regulatory approvals were obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand. The transaction was structured as follows:

●	Grifols acquired the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG for Euros 1,090,518 thousand. This amount included a loan from Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, to Biotest AG of Euros 317,876 thousand. The Biotest shares were valued at Euros 43.00 per ordinary share (17,783,776 shares) and Euros 37.00 per preference share (214,581 shares).
●	At the same time as the transaction, Grifols closed the voluntary takeover bid to all shareholders, which involved the payment of Euros 370,335 thousand for 1,435,657 ordinary shares at Euros 43.00 per share and 8,340,577 preference shares at Euros 37.00 per share.

The acquisition was financed through the issuance of bonds in 2021 (see note 21).

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

The resulting goodwill was allocated to the Biopharma segment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows:

Fair Value
Thousand of Euros
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

As part of the purchase price allocation, the company determined that identifiable intangible assets are the research and development projects in progress valued at Euros 946 million, the current product portfolio valued at Euros 202 million as well as certain distribution agreements valued at Euros 24 million.

The fair value of intangible assets was estimated using an income approach and the projected cash flows discounted using rates between 8.6% and 11%. The cash flows were based on estimates used to establish the transaction price and the discount rates applied were compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital.

The fair value of research and development projects in progress involving plasma therapies (Fibrinogen, IgM and IgG) were estimated in accordance with an income approach based on the Multiple-Period Excess Earnings Method for the application of which the results of such projects were adjusted for the probability of success according to the clinical phase of the project at the date of the transaction.

The current product portfolio comprised regulatory approvals, trademarks, patient relationships and physician relationships related to products currently marketed by Biotest in the moment of the transaction. The distribution agreements identified as intangible assets relate to the distribution of certain products in different geographic regions. In both cases, the fair value was determined using the Multiple-Period Excess Earnings Method.

Research and development projects in progress, the current product portfolio and distribution agreements are amortized on a straight-line basis over an average period of 20, 30 and 7.5 years, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 154,846 thousand and the group result by Euros (15,434) thousand.

Biotest Group’s acquisition had an impact of Euros 15,605 thousand loss in the Group result from the acquisition date until the end of fiscal year 2022.

The Group recognized under the heading “Selling, general and administration expenses” in the consolidated statement of profit and loss an amount of Euros 23,600 thousand of transaction costs.

h)	Access Biologicals LLC.

On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., acquired the remaining 51% of the shares of Access Biologicals LLC, by exercising the call option for a total of US Dollars 142 million. With the acquisition of 100% of the stake, Grifols obtained control over Access Biologicals LLC and was therefore considered a group company and consolidated under the full consolidation method. The difference between the fair value of the previous shareholding and the recognised carrying amount was Euros 72,984 thousand (US Dollars 77,209 thousand), and a gain of this amount was recognised under “ Profit/(loss) of equity accounted investees ” in the consolidated statement of profit and loss (see note 10).

Access Biologicals LLC core business is the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provides support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development.

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

			Thousands of US
	Reference	Thousands of Euros	Dollars
Cost of the business combination
Purchase of the first 49%		48,218	51,010
Purchase of the remaining 51% (present value)		134,742	142,544
Total consideration paid		182,960	193,554

Gain on the previously held investment		72,984	77,209
Accumulated gain for equity method before acquisition date		8,256	8,735
Step-up of the previously held investment		81,240	85,944

Fair value of net assets acquired		(83,366)	(88,193)

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	Note 6	180,834	191,305

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows:

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

The resulting goodwill was allocated to the Bio-Supplies segment.

As part of the purchase price allocation, the Company determined that identifiable intangible assets are customer relationships.

Customer relationships were valued using the Multiple-Period Excess Earnings Method, for the application of which a discount rate of 8.1% was considered and a decline rate resulting in an average useful life of 14 years. The cash flows were based on estimates used to establish the transaction price and the discount rate applied was compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The factors contributing to its recognition were the acquired workforce as well as the expected benefits from the combination of the Group’s activities.

If the acquisition had taken place as of January 1, 2022, the consolidated revenue would have changed by Euros 4,402 thousand and the Group result by Euros 1,819 thousand.

Access Biologicals LLC acquisition had an impact of Euros 9,479 thousand benefit in the Group result from the acquisition date until the end of fiscal year 2022.

The Group recognized under operating expense in the consolidated statement of profit and loss an amount of Euros 486 thousand of transaction costs.

i)	Goetech, LLC

In July 2022, Grifols closed an agreement to sell in cash substantially all of the assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, for a US Dollars 91,635 thousand Enterprise Value (Euros 90,002 thousand). MedKeeper develops and markets innovative mobile and cloud-based IT applications aimed at helping hospital pharmacies boost productivity, process safety and compliance.

As a consequence of this divestment, the Group recognized an income of Euros 23,106 thousand in the Statements of Profit and Loss account. Goetech’s net assets were derecognized from the consolidated group as of the indicated date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(4)Significant Accounting Policies

a)	Consolidation

Subsidiaries

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

The financial statements of the subsidiaries used in the consolidation process are as of the same reporting date and the same period as those of the Parent Company.

Appendix I includes information on the subsidiaries included in the Group’s consolidation.

Business combinations

The acquisition method is used to account for the acquisition of businesses in a business combination. The acquisition date is the date on which the Group obtains control of the acquired business.

The acquisition cost of a business is determined at the acquisition date and comprises (i) the fair values of assets acquired, (ii) liabilities incurred or assumed, (iii) equity instruments issued, (iv) the fair value of any asset or liability resulting from a contingent consideration arrangement and (v) the fair value of any previous interest in the business. Any disbursement that is not part of the exchange for the acquired business is excluded.

Acquisition-related costs are expensed as incurred.

The Group recognizes identifiable assets acquired and liabilities and contingent liabilities assumed at fair value at the acquisition date. Non-current assets held for sale, liabilities for employee compensation, transactions with payments based on equity instruments, deferred tax assets and liabilities and right-of-use assets and liabilities and lease liabilities are excluded from the application of this criterion.

The excess of the consideration transferred the amount of any non-controlling interest in the acquired business and the acquisition-date fair value of any previous interest in the acquired business over the fair value of the identifiable net assets is recorded as goodwill. If these amounts are less than the fair value of the identifiable net assets of the acquired subsidiary, the difference is recognized in profit or loss as a bargain purchase.

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

(in thousand Euros)

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

Associates

Associates are those entities over which the Group exercises significant influence, understood as the capacity to intervene in financial and operating decisions, without the existence of control or joint control.

Investments in associates are accounted for by the equity method from the date on which significant influence exists until the date on which the Company can no longer justify the existence of significant influence.

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

The accounting policies of the associated companies have been subject to time and valuation standardization in the same terms as those referred to in the subsidiaries.

The Group’s share in the profits or losses of associates obtained from the date that the significant influence exists is recorded as an increase or decrease in the value of the investments with a credit or debit to “Profit of equity accounted investees with similar activity to that of the Group” when the investee companies carry out the same activity as the corporate purpose of the Group described in note 1 and, otherwise, in “Profit /(loss) of equity accounted investees”. Likewise, the Group’s share in the other comprehensive income of associates obtained since date that the significant influence exists is recorded as an increase or decrease in the value of the investments in associates, with the balancing entry by nature being recognized in other comprehensive income. Dividend distributions are recorded as decreases in the value of investments.

When the Group’s share of losses on an equity accounted investment equals or exceeds its interest in the investee, the Group does not recognize additional losses unless it has incurred obligations or made payments on behalf of the investee.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

After applying the equity method, the Group assesses whether there is objective evidence of impairment of the net investment in the associate. Some of the main evidence include significant cumulative losses, contractual default, financial difficulties and adverse changes in technology, industry or economy affecting the associate. The impairment calculation is determined by comparing the carrying amount of the net investment in the associate with its recoverable amount, where recoverable amount is the higher of value in use or fair value less costs of disposal. In this regard, the value in use is calculated based on the Group’s share of the present value of the estimated cash flows from ordinary activities and the amounts that could result from the final disposal of the associate. The recoverable amount of the investment in an associate is assessed in relation to each associate (see note 10), unless it does not constitute a cash-generating unit (CGU). Impairment losses are not allocated to goodwill or other assets implicit in the investment in associates arising from the application of the acquisition method. In subsequent years, reversals of the value of investments are recognized against income, to the extent that there is an increase in the recoverable value. Impairment losses are presented separately from the Group’s share in the results of associates.

Appendix I includes information on subsidiaries and associates included in the Group’s consolidation.

Joint agreements

Joint arrangements are those in which there is a contractual agreement to share control over an economic activity, so that decisions on the relevant activities require the unanimous consent of the Group and the other participants. Investments in joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Joint operations are considered when the participants in the joint arrangement are entitled to the assets and obligations in respect of the liabilities. This type of arrangement is consolidated proportionally integrating the assets and liabilities related to the transaction as described in note 10.

Joint ventures are those when the participants in the agreement have a right to the net assets. This type of arrangement is included in the consolidated financial statements using the equity method, as described in note 10.

b)Transactions and balances in foreign currencies

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

The translation of foreign operations whose functional currency is not that of a hyperinflationary country has been made by applying the following criteria:

●	Assets and liabilities, including goodwill and adjustments to net assets arising from the acquisition of businesses, are translated at the closing exchange rate at each balance sheet date;

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Revenues, income, expenses and losses are translated at the average exchange rate of the previous month, as an approximation of the exchange rate at the date of the transaction;
●	Translation differences resulting from the application of the above criteria are recognized in other comprehensive income.

c)Goodwill

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

d)Intangible assets

Intangible assets are recorded at cost (acquisition or development) or at fair value when acquired in a business combination, less accumulated amortization and any accumulated impairment losses.

Any costs incurred during the research phase of projects are recognized as an expense when incurred.

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

In relation to the development costs of new products or drugs, they are capitalized as long as their economic profitability is reasonably assured and when they are either in a pivotal phase or correspond to projects related to products that are currently being marketed in various markets, in both cases with expected technical feasibility. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

The separate acquisition or through a business combination of an research and development project in progress is capitalized in any case, in accordance with the provisions of IAS 38, since the price paid for the acquisition reflects expectations about the probability that the future economic benefits of the asset are used by the Group. Subsequent costs are recorded following the provisions for internally generated intangible assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The Group amortizes its intangible assets with finite useful lives by distributing the cost of the assets on a straightline basis according to the following criteria:

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

e)Property, plant and equipment

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

f)Leases

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In lease contracts where the Group acts as lessee, it is recognized at the lease commencement date (i.e. the date on which the underlying asset is available for use):

●	A liability for the present value of the installments to be paid over the lease term, using the incremental borrowing or interest rate as the discount rate when expressly indicated in the contract and,
●	A right-of-use asset representing the right to use the underlying leased asset during the term of the lease.

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

The Group applies the exception to recognition for those contracts where the lease term is 12 months or less or where the value of the leased asset (individually) when new, is less than US 5,000 Dollars or its equivalent in another currency. Consequently, in these cases, the amounts accrued will be recognized as an expense during the lease term.

Lessor

When the Group acts as lessor, it classifies contracts between operating and finance leases. Leases in which the Group acts as lessor while retaining a significant portion of the risks and rewards incidental to ownership of the leased asset are treated as operating leases. Otherwise, the lease is treated as a finance lease.

g)Impairment of non-financial assets

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

The recoverable amount is the higher of an asset’s fair value less costs of disposal and the estimated value in use based on discounted future cash flows expected to arise from the use of the asset. The estimate of value in use considers expectations about possible variations in the amount or timing of cash flows, the time value of money, the price to be paid for bearing the uncertainty related to the asset and other factors that affect the valuation of future cash flows related to the asset.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

For the purpose of assessing impairment losses, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets (cash generating units). Impairment losses on non-financial assets (other than goodwill) are reviewed for possible reversal at the end of each reporting period.

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

h)Financial instruments

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

a)

Financial assets at amortized cost: includes financial assets, including those admitted to trading on an organized market, for which the Group holds the investment under a business model whose objective is to hold financial assets to receive cash flows from the execution of the contract, and the contractual terms of the asset give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding.

In general, the following are included in this category:

i)	Trade receivables: arising from the sale of goods or the rendering of services for trade transactions with deferred payment, and
ii)	Receivables from non-trade operations: these arise from loans or credits granted by the Group whose collections are of a determined or determinable amount.
b)

Financial assets at fair value through other comprehensive income: this category includes financial assets whose contractual conditions give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding, and are held within the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets. Investments in equity instruments irrevocably designated by the Group at the time of their initial recognition are also included in this category, provided that they are not held for trading and are not to be valued at cost.

c)

Financial assets at fair value through profit or loss: includes financial assets held for trading and those financial assets that have not been classified in any of the above categories. Also included in this category are financial assets that are optionally designated by the Group at the time of initial recognition, which otherwise would have been included in another category, because such designation eliminates or significantly reduces a valuation inconsistency or accounting missmatch that would otherwise arise.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

Disposals of financial assets

Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards of ownership. Similarly, they are disposed from the balance sheet when there are transfers of collection rights, whose certain risks are shared with the factor, such as the risk of default, but exists a transfer of control to the factor, understood as the unilateral capacity to sell those assets to a non-related third party without the necessity of enforcing additional restrictions to the sale.

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

Financial liabilities

Financial liabilities assumed or incurred by the Group are classified in the following measurement categories:

a)

Financial liabilities at amortized cost: are those debits and payables of the Group that have arisen from the purchase of goods and services for trading operations, or those which, without having a commercial origin, not being derivative instruments, arise from loan or credit operations received by the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

These liabilities are initially measured at the fair value of the consideration received, adjusted for directly attributable transaction costs. Any difference between the amount received and its repayment value is recognized in the consolidated statement of profit and loss during the repayment period of the debt, applying the effective interest rate method.

b)Financial liabilities at fair value through profit or loss.

Liability derivative financial instruments are measured at fair value, following the same criteria as those corresponding to financial assets at fair value through profit or loss described in the preceding section.

The Group derecognizes financial liabilities when the obligations that generated them are extinguished, particularly in commercial transactions when payment is made to the supplier for goods and services.

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

i)Derivative financial instruments and hedging activities

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

(in thousand Euros)

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

The fair value of derivatives designated as hedges is detailed in note 30 Movements in the hedging reserve included in shareholders’ equity are shown in note 17(c).

(ii) Derivatives that do not qualify for hedge accounting

When derivatives do not meet the criteria for hedge accounting, they are classified as “held for trading”. Changes in fair value are recognized immediately in the consolidated statement of profit and loss.

In addition, Grifols assesses whether embedded derivatives are present in contracts and financial instruments. Financial instruments that combine a host contract and a financial derivative (embedded derivative) are known as hybrid financial instruments. In hybrid financial instruments, the Group assesses whether the risks and characteristics of the derivative are closely related to those of the host contract. If it is determined that the value of the derivative is closely related to the fair value of the contract, the Group does not account for the derivative separately. Conversely, if the risks and characteristics of the derivative are not closely related to those of the host contract and the host contract is not measured at fair value, the derivative is recognized and accounted for separately recognizing the changes in fair value in the Consolidated Statements of Profit and Loss. Currently there are no separate financial instruments from the host contract.

j)Own equity instruments

The acquisition of treasury stock is recorded at acquisition cost, reducing equity until the time of disposal. Gains or losses on the disposal of treasury stock are recorded under “Reserves” in the consolidated balance sheet. Transaction costs related to own equity instruments, net of taxes, are recorded as a reduction of equity.

k)Inventories

Inventories are stated at the lower of weighted average cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business, less the estimated costs to complete production and those necessary to make the sale. For raw materials and other supplies it is the replacement cost.

The cost includes direct materials, direct labor and an appropriate proportion of indirect variable and fixed costs, the latter being allocated on the basis of the normal working capacity of the means of production. The cost of plasma inventory includes the amount delivered to donors, or the amount invoiced by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, and rental and storage costs. The costs of purchased inventories are determined after deducting discounts and rebates when it is probable that the conditions determining their concession will be met. Indirect costs such as management and administrative overheads are recognized as expenses in the period in which they are incurred.

Any previously recognized inventory impairment adjustment is reversed against income under “Cost of sales” when the circumstances that caused the impairment no longer exist or when there is clear evidence of an increase in the net realizable value as a result of a change in economic circumstances. The reversal of the inventory impairment adjustment is limited to the lower of cost and the new net realizable value of inventories.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

l)Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks, other short-term highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

m)Government grants

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

n)Employee benefits

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(v) Share-based payments

The Group has granted different incentive plans based on equity instruments to certain members of the management team who are rendering service to the company, which will be settled with equity instruments or cash, depending on the plan.

The equity instruments granted become vested when the employees complete a certain period of service and/or meet the objectives established in the incentive plan. Grifols recognizes the services received from its employees as such services are rendered during the vesting period as a personnel expense in the Consolidated Statements of Profit and Loss and a corresponding increase in equity if the transaction is equity-settled or a corresponding liability if the transaction is cash-settled, at an amount based on the value of the equity instruments.

In transactions with employees that are equity-settled, the amount recognized corresponds to the amount that will be settled once the agreed conditions are met and will not be reviewed or revalued during the vesting period, as the commitment is equity-settled. The fair value of services received is estimated by estimating the fair value of the shares granted at the grant date, net of estimated dividends to which the employee is not entitled, during the performance period.

For plans that are settled in cash, the services received and the corresponding liability are recognized at the fair value of the liability, referring to the date on which the requirements for recognition are met. Subsequently, and until settlement, the corresponding liability is measured at its fair value at the closing date of each year, with any changes in valuation occurring during the year being recognized in the Consolidated Statements of Profit and Loss. The fair value is determined by reference to the market value of the shares at the date of the estimate, net of estimated dividends to which the employee is not entitled, during the performance period.

o)Provisions

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

p)Revenue recognition

Revenue from the sale of goods or services is recognized at an amount that reflects the consideration the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time the customer obtains control of the goods or services rendered, i.e. when the customer has the ability to direct the use of the goods or services. The consideration committed in a contract with a customer may include fixed amounts, variable amounts, or both. The amount of consideration may vary due to discounts, rebates, incentives, performance bonuses, penalties or other similar items. Variable consideration is only included in the transaction price when it is highly probable that the amount of revenue recognized will not be subject to significant future reversals. Revenue is presented net of value added tax and any other amounts or taxes, which in substance correspond to amounts received on behalf of third parties.

(i)Sales of goods

Revenue from the sale of goods is recognized when the Group satisfies the performance obligation by transferring the committed goods to the customer. A good is transferred when the customer obtains control of that asset. In assessing the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to, the following:

●	The Group has a present right to payment for the good

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	The customer has the legal right to the good
●	The Group has transferred the physical possession of the good
●	Customer has the significant risks and rewards of asset ownership
●	The customer has accepted the good

The nature of the good that the Group undertakes to transfer are mainly: sale of goods, sale of equipment, toll contracts, maintenance and technical service contracts, training, licenses, royalties and know-how and engineering contracts, among others.

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

The Group participates in state Medicaid programs in the United States. Provision for Medicaid rebates is recorded at the time the sale is recorded in an amount equal to the estimated Medicaid rebate claims attributable to such sale. The Group determines the estimate of the accrual for Medicaid rebates primarily based on historical Medicaid rebate experience, legal interpretations of applicable laws related to the Medicaid program and any new information regarding changes in Medicaid program guidelines and regulations that could affect the amount of the rebates. The Group considers pending Medicaid claims, Medicaid payments, and inventory levels in the distribution channel and adjusts the provision periodically to reflect actual experience. Although rebate payments typically occur with a lag of one to two quarters, adjustments for actual experience have not been material.

As is standard industry practice, certain customers have entered into contracts with the Group for purchases that are eligible for a price discount based on a minimum purchase quantity, volume discounts or cash discounts. These discounts are accounted for as a reduction in revenues and accounts receivable in the same month in which the revenues are recognized based on a combination of the customer’s actual purchase data and historical experience when the customer’s actual purchase data is later known.

In the United States, the Group enters into agreements with certain customers to establish contractual prices for goods, which these entities purchase from the authorized wholesaler or distributor (collectively, “wholesalers”) of their choice. Accordingly, when these entities purchase the products from the wholesalers at the contractual price which is lower than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit known as a chargeback. The Group accounts for the accrual of chargebacks at the time of sale. The allowance account for chargebacks is based on the Group’s estimate of the wholesaler’s inventory levels and the expected direct sale of the products by the wholesalers at the contract price based on past chargeback history and other factors. The Group periodically monitors factors influencing the estimation for rebates and applies adjustments when it believes that actual rebates may differ from the established allowance accounts. These adjustments occur over a relatively short period of time. As these refunds are typically settled within 30 to 45 days of sale, adjustments for actual amounts have not been material.

The amount at closing for the remaining discounts is settled in the following year within 90 to 180 days depending on the type of provision.

(ii)Provision of services

Revenue from the rendering of services is recognized over time provided that the following criteria are met (i) the client simultaneously receives and consumes the benefits provided by Grifols’ activity as it is carried out, (ii) Grifols produces or improves an asset that the client controls as the asset is produced and (iii) Grifols produces a specific asset for the client, to which cannot give an alternative use, and has an enforceable right of collection of the activity carried out so far. If the performance obligation is fulfilled over time, income is recognized as it is satisfied considering the percentage of completion. If the performance obligation does not meet the above conditions, the following indicators are evaluated to determine that control of the asset has been transferred to the client: (i) through physical possession of the asset where Grifols has the right to demand payment for it and (ii) the client has accepted the asset, the significant risks and rewards inherent in ownership of the asset and has legal title. If the performance obligation is met on a specific date, the corresponding revenue is recognized on that date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

q)Income tax

The income tax expense or tax credit for the year comprises both current tax and deferred tax.

Current tax is the amount payable on the taxable income for the current year based on the applicable tax rate for each jurisdiction. It is calculated on the basis of the laws enacted or about to be enacted at the balance sheet date in the countries where subsidiaries and associates operate and generate taxable income. The Group periodically evaluates the positions taken in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and considers such uncertainty in uncertain tax treatments when determining the corresponding tax gain or loss, tax bases, unused tax credits or tax rates.

Deferred taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. It is determined using tax rates (and laws) enacted or about to be enacted at the balance sheet date that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities and assets are recognized:

●	Recognition of deferred tax liabilities:

The Group recognizes deferred tax liabilities in all cases except those which:

o	arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, on the date of the transaction it does not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount.
o	or correspond to differences related to investments in subsidiaries, associates and joint ventures over which the Group has the ability to control the timing of their reversal and it is not probable that their reversal will occur in the foreseeable future.
●	Recognition of deferred tax assets:

The Group recognizes deferred tax assets whenever:

o	it is probable that there will be sufficient future tax profits to offset them or when tax legislation contemplates the possibility of future conversion of deferred tax assets into a claim payable against the Public Administration. However, assets that arise from the initial recognition of assets or liabilities in a transaction that is not a business combination, on the date of the transaction do not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount, are not recognized.
o	they correspond to temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the temporary differences will reverse in the foreseeable future and positive future tax profits are expected to be generated to offset the differences.

Deferred tax assets and liabilities are not recognized for temporary differences between the carrying amount and tax base of investments in foreign operations when the company is able to control the date on which the temporary differences will reverse and it is probable that the temporary differences will not reverse in the foreseeable future. Likewise, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Lastly, deferred tax assets are only recognized if it is probable that sufficient future taxable profit will be available against which they can be utilized.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Current or deferred income tax is recognized in profit or loss, unless it arises from a transaction or economic event that has been recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

r)Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker in order to decide on the resources to be allocated to the segment, evaluate its performance and for which discrete financial information is available.

s)Environment

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

t)Non-current assets held for sale

The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable, management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. These assets are measured at the lower of their carrying value and fair value less costs for its alienation. Once classified as held for sale they are no longer depreciated or amortized.

In case of having some delays caused by events or circumstances outside Grifols control and there is sufficient evidence of this commitment to sell, the Group will present those assets as held for sale despite the period for completing the sale is extended beyond one year.

The non-current assets held for sale are presented separately in the statement of financial position as “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale” for the liabilities, if exist.

Additionally, the Group considers as discontinued operations the components (cash-generating units) which represent a separate major line of business or geographic area, that is significant and can be considered separately from the rest, which are sold or disposed in an alternative way or meet the requirements to be presented as held for sale. Likewise, it is considered as discontinued operations those entities acquired exclusively with the finality to be resold. The result after taxes of these discontinued operations are presented in a separate line in the consolidated statement of profit and loss, as “Result from discontinued operations after tax”.

u)Transactions between Group companies

Transactions between Group companies, except those related to mergers, spin-offs and non-cash business contributions, are recognised at the fair value of the consideration given or received. The difference between this value and the amount agreed is recognised in line with the underlying economic substance of the transaction.

In non-monetary contributions to Group companies, the contributor will value its interests at the carrying amount of the equity investments, in the consolidated financial statements at the date the transaction occurred.

Any difference between the value assigned to the interest received by the contributor and the carrying amount of the investments contributed will be recognised in reserves.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(5)Segment Reporting

In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated financial statements.

The definition of operating segments is based on the different activities carried out by the Group and their significant importance, as well as the organizational structure for managing the businesses. It also considers how management and administrators analyze key operational and financial metrics to make decisions regarding resource allocation and to evaluate the Group’s performance.

Assets, liabilities, income and expenses for operating segments include directly and reliably attributable items. Items which are not attributed to operating segments by the Group are:

●	Balance sheet: equity, cash and cash equivalents and loans and borrowings.
●	Statement of profit and loss: finance result and income tax.
a)	Operating segments

The operating segments are as follows:

●	Biopharma: concentrates all activities related to products derived from human plasma for therapeutic use.
●	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.
●	Bio Supplies: includes transactions related to biological products for non-therapeutic use and plasma sale to third parties.
●	Others: includes the provision of manufacturing services to third parties and research activities. It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement the Group’s own products.

Details of net revenue by groups of products for 2024, 2023 and 2022 are as follows:

	Thousands of Euros
	2024	2023	2022
Biopharma
Haemoderivatives	6,142,588	5,558,301	5,005,382
Diagnostic
Transfusional medicine	625,217	648,479	640,604
Other diagnostic	19,681	21,790	21,740
Bio supplies	215,664	159,957	146,076
Others	209,232	203,450	250,165
Total	7,212,382	6,591,977	6,063,967

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

●	All these products are human plasma derivatives and are manufactured in a similar way.
●	The customers and methods used to distribute these products are similar.
●	All these products are subject to the same regulations regarding production and the same regulatory environment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

At 31 December 2024, 94,9% of net revenue from the sale of goods and services has been recognized at a certain point-in-time (98.0% in 2023 and 97.6% in 2022).

b)Geographical information

Geographical information is grouped into four areas:

●	United States of America and Canada
●	Spain
●	Rest of the European Union
●	Rest of the world

The definition of these four operating segments is mainly due to the geographical level that Group management sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

c)Main customers

In both 2024 and 2022 there is no customer that represents more than 10% of the Group’s gross revenue. In 2023, a customer in the Biopharma operating segment represents approximately the 10.37% of the Group’s gross revenue.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(6)Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2024 are as follows:

		Thousands of Euros
		Balance at	Business			Translation	Balance at
	Segment	31/12/2023	Combination	Disposals	Impairment	differences	31/12/2024
Net value
Grifols UK, Ltd. (UK)	Biopharma	7,907	—	—	—	380	8,287
Grifols Italia.S.p.A. (Italy)	Biopharma	6,118	—	—	—	—	6,118
Biomat USA, Inc. (USA)	Biopharma	868,674	—	(11,037)	—	54,756	912,393
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,846	—	—	—	(251)	9,595
Grifols Therapeutics, Inc. (USA)	Biopharma	2,011,030	—	—	—	127,952	2,138,982
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,628,995	—	—	—	165,805	2,794,800
Kiro Grifols, S.L. (Spain)	Others	24,376	—	—	(8,961)	—	15,415
Haema, AG. (Germany)	Biopharma	190,014	—	—	—	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma, Corp.) (USA)	Biopharma	155,370	—	—	—	9,885	165,255
Plasmavita Healthcare GmbH (Germany)	Biopharma	9,987	—	—	—	—	9,987
Alkahest, Inc (USA)	Others	79,615	—	—	—	5,066	84,681
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	152,841	—	—	—	(3,129)	149,712
GigaGen, Inc (USA)	Others	115,434	—	—	—	7,344	122,778
Haema Plasma Kft. (Hungary)	Biopharma	14,149	—	—	—	(982)	13,167
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) (Canada)	Biopharma	10,503	—	—	—	(215)	10,288
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	303,624	—	—	—	—	303,624
Grifols Bio Supplies Inc (USA)	Bio Supplies	173,128	—	—	—	11,015	184,143
Biomat Holdings LLC (USA)	Others	—	233,421	—	—	9,880	243,301
		6,802,127	233,421	(11,037)	(8,961)	387,506	7,403,056
			(See note 3)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2023 were as follows:

		Thousands of Euros
		Balance at	Business			Translation	Balance at
	Segment	31/12/2022	Combination	Disposals	Transfers	differences	31/12/2023
Net value
Grifols UK, Ltd. (UK)	Biopharma	7,747	—	—	—	160	7,907
Grifols Italia.S.p.A. (Italy)	Biopharma	6,118	—	—	—	—	6,118
Biomat USA, Inc. (USA)	Biopharma	899,948	—	—	—	(31,274)	868,674
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnóstico	9,859	—	—	—	(13)	9,846
Grifols Therapeutics, Inc. (USA)	Biopharma	2,083,432	—	—	—	(72,402)	2,011,030
Progenika Biopharma, S.A. (Spain)	Diagnóstico	40,516	—	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnóstico	2,722,785	—	—	—	(93,790)	2,628,995
Kiro Grifols, S.L. (Spain)	Otros	24,376	—	—	—	—	24,376
Haema, AG. (Germany)	Biopharma	190,014	—	—	—	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma, Corp.) (USA)	Biopharma	160,964	—	—	—	(5,594)	155,370
Plasmavita Healthcare GmbH (Germany)	Biopharma	9,987	—	—	—	—	9,987
Alkahest, Inc (USA)	Otros	82,481	—	—	—	(2,866)	79,615
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	154,775	—	—	—	(1,934)	152,841
GigaGen, Inc (USA)	Otros	119,590	—	—	—	(4,156)	115,434
Haema Plasma Kft. (Hungary)	Biopharma	13,529	—	—	—	620	14,149
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) (Canada)	Biopharma	2,802	7,858	—	—	(157)	10,503
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	303,624	—	—	—	—	303,624
Access Biologicals, LLC (USA)	Bio Supplies	179,362	—	—	(174,427)	(4,935)	—
Grifols Bio Supplies Inc (USA)	Bio Supplies	—	—	—	174,427	(1,299)	173,128
AlbaJuna Therapeutics, S.L (Spain)	Otros	—	1,794	(1,794)	—	—	—
		7,011,909	9,652	(1,794)	—	(217,640)	6,802,127
			(see Note 3)

Impairment testing:

CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols, Alkahest and GigaGen as separated CGUs.

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

In addition, due to the acquisition of the remaining 51% stake in Access Biologicals LLC in the year 2022, a new CGU for the Bio Supplies business was identified (note 3).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The CGUs established by Grifols management are:

●	Biopharma
●	Diagnostic
●	Bio Supplies
●	Kiro Grifols
●	GigaGen
●	Alkahest

The recoverable amount of the Biopharma CGU, Bio Supplies and Kiro Grifols CGU has been calculated based on its value in use calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs to sell calculated as the present value of future cash flows approved by Management discounted at a discount rate considering the inherent risk. Due to the reorganization to boost the business units, a long-term strategic plan was approved in order to transform the Diagnostic business unit by investments which will lead to a beyond five-year growth. Consequently, management has estimated future cash flows for the period 2025 – 2034.

For the calculation of the recoverable amount, management has considered:

●	Gross margin based on historical performance and actual situation
●	Development prospects in the international market
●	Current investment
●	Investments which will imply a significant growth of the production capacity for those cases whose fair value has been considered

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

Alkahest’s goodwill was generated as a counterpart to the deferred tax liability corresponding to the intangible assets recognized as a result of the allocation of the excess purchase price over the acquired net assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The recoverable amount of Alkahest CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of four research and development project that have been approved by management, adjusted by the probability of success and discounted at a discount rate that includes their inherent risk. Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch.

The key assumptions used in calculating impairment testing of the CGUs for 2024 have been as follows:

	Perpetual growth rate	Pre-tax discount rate
Biopharma	2.1%	11.4%
Diagnostic	2.0%	10.6%
Bio Supplies	1.9%	10.6%
Kiro Grifols	1.6%	11.6%
GigaGen	N/A	17.9%
Alkahest	N/A	25.9% - 39.8%

Additionally, the following key assumptions have been used for the GigaGen and Alkahest CGU impairment testing in 2024:

	Sink rate	Success rate
GigaGen	5.0%	20.0%
Alkahest	N/A	12.0% - 17.0%

Likewise, for the impairment test of the Diagnostic CGU in 2024, the sales of Molecular Donor Screening (MDS), Blood Typing Solution (BTS) and those of the Clinical Diagnostic (CDx) have been considered as key assumptions based on the information regarding sales and EBITDA of the CGU detailed below:

	CAGR	CAGR	CAGR	CAGR
	sales	sales	EBITDA	EBITDA
	2024-2029	2029-2034	2024-2029	2029-2034
Diagnostic	5%	9%	10%	15%

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

●	Risk free rate: normalized government bonds at 20 years.
●	Market risk premium: premium based on market research.
●	Unlevered beta: average market beta.
●	Debt to equity ratio: average market ratio.

The key assumptions used in calculating impairment testing of the CGUs for 2023 were as follows:

	Perpetual Growth rate	Pre-tax discount rate

Biopharma	2.0%	11.3%
Diagnostic	2.0%	10.1%
Bio Supplies	2.0%	11.4%
Kiro Grifols	1.6%	12.0%
GigaGen	NA	19.8%
Alkahest	NA	25.9% - 39.8%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Additionally, the following key assumptions were used for the GigaGen and Alkahest CGU impairment testing in 2023:

	Sink rate	Success rate
GigaGen	5.0%	20.0%
Alkahest	NA	12.0% - 17.0%

Likewise, for the impairment test of the Diagnostic CGU in 2023, the sales of Molecular Donor Screeing (MDS), Blood Typing Solution (BTS) and those of the Clinical Diagnostic (CDx) were considered as key assumptions.

In 2024, an impairment loss on the goodwill of the Kiro Grifols CGU was recognized for an amount of Euros 8,961 thousand.

Additionally, in 2024, the Parent Company compared the results obtained in the impairment test of the Diagnostics CGU with a report prepared by an independent third party expert.

In 2024, and according to the current economic context, the reasonably possible changes considered for the CGUs impairment testing are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 100 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 200 bps
Alkahest	N/A	+/- 200 bps

Additionally, for the impairment test of the Diagnostic CGU for the year 2024, the following sensitivity scenarios to variations in sales of the MDS, BTS and CDx business lines have also been considered:

●	MDS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 11% on average each year.
●	BTS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 15% on average each year.
●	CDx sales sensitivity scenario: a projection has been estimated so that CDx sales from 2031 onwards represent on average approximately 80% of the initially estimated sales.
●	Aggregate sensitivity scenario to MDS, BTS and CDx sales: a scenario has been estimated as a result of the previous sensitivity scenarios.

In addition, the following reasonably possible change has been considered for the GigaGen CGU impairment testing for the year 2024:

Sink rate
GigaGen	+/- 100 bps

The reasonably possible changes in key assumptions considered by management in the calculation of the recoverable amount of the Biopharma and Bio Supplies CGU’s would not cause the carrying amount to exceed its recoverable amount.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The reasonably possible changes in key assumptions considered by management in the calculation of the different CGU recoverable amount would cause the carrying amount to exceed its recoverable amount as follows:

% Asset Value
Aggregate sensitivity scenario to MDS, BTS and CDx sales	-10%
Discount rate sensitivity GigaGen +200 bps	-7%
Discount rate sensitivity Alkahest +200 bps	-17%
Discount rate sensitivity Kiro +50 bps	-5%
Perpetual growth rate Kiro -50 bps	-4%

Detail of the assets by segment value is shown in Appendix II.

In 2023, the reasonably possible changes considered for the Diagnostic CGUs impairment testing were a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 100 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 200 bps

Additionally, for the impairment test of the Diagnostic CGU for the year 2023, the following sensitivity scenarios to variations in sales of the MDS, BTS and CDx business lines were also considered:

●	MDS sales sensitivity scenario: a lower sales projection than initially projected was estimated by approximately 9% on average each year.
●	BTS sales sensitivity scenario: a lower sales projection than initially projected was estimated by approximately 17% on average each year.
●	CDx sales sensitivity scenario: a projection was estimated so that CDx sales from 2030 onwards represent on average approximately 66% of the initially estimated sales.
●	Aggregate sensitivity scenario to MDS, BTS and CDx sales: a scenario was estimated as a result of the previous sensitivity scenarios, resulting in a 4% impairment on the carrying value of the assets.

In addition, the following reasonably possible change for the year 2023 was considered for the GigaGen CGU impairment testing:

Sink rate
GigaGen	+/- 100 bps

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(7)Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2024 and 2023 are included in Appendix III, which forms an integral part of these notes to the consolidated financial statements.

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

The intangible assets acquired from Biotest mainly include the acquired product portfolio. The identifiable intangible assets correspond to the plasma therapies segment and have been recorded at fair value at the date of acquisition of Biotest and classified as an acquired product portfolio.

The intangible assets acquired from Access Biologicals LLC mainly include customer relationships. This asset has been recorded at fair value at the date of acquisition of Access Biologicals LLC and classified as acquired customer relationships.

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straightline basis.

At 31 December 2024, the residual useful life of currently marketed products is 16 years and 5 months (17 years and 5 months at 31 December 2023).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. In 2023 the currently marketed products reached the end of their useful life.

The estimated useful life of the product portfolio acquired from Biotest is considered limited and has been estimated at 30 years, based on the expected life cycle of the products. The amortization method is linear.

The estimated useful life of the customer relationships acquired from Access Biologicals LLC is considered limited and has been estimated at 14 years, based on the rate of decline of the same. The amortization method is linear.

a)	Internally-developed intangible assets

At 31 December 2024 the Group has recognized Euros 106,902 thousand as self – constructed intangible assets (Euros 50,043 thousand at 31 December 2023) in the consolidated profit and loss account.

b)	Purchase commitments

At 31 December 2024 and 2023, the Group does not have any significant intangible purchase commitments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

c)	Other intangibles in progress

At 31 December 2024, the Group has an amount of Euros 1,471,975 thousand as development costs in progress (Euros 1,366,893 thousand at 31 December 2023). This amount includes an amount of Euros 302,433 thousand as of 31 December 2024 (Euros 284,341 thousand as of 31 December 2023) corresponding to the ongoing research and development projects for products for neurodegenerative disorders, neuromuscular diseases, and ophthalmological diseases acquired from Alkahest. Likewise, this amount also includes an amount of Euros 878,872 thousand as of 31 December 2024 (Euros 861,950 thousand as of 31 December 2023) corresponding to the ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin).

d)	Results on disposal of intangible assets

The total losses on disposals and sale of intangible assets amounts to Euros 144 thousand in 2024 (losses of Euros 283 thousand in 2023).

e)	Impairment testing

Indefinite-lived intangible assets have been allocated to the corresponding cash-generating unit (CGU). These assets have been tested for impairment together with goodwill (see note 6).

Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value based on the discount of free cash flows adjusted by the probability of success according to the clinical phase of the project.

(8)Leases

Details of leases in the consolidated balance sheet at 31 December 2024 and 2023 are as follows:

Right-of-use assets	Thousands of Euros
	31/12/2024	31/12/2023
Land and buildings	956,617	933,304
Machinery	3,173	3,718
Computer equipment	1,032	764
Vehicles	7,482	7,454
	968,304	945,240

Lease liabilities		Thousands of Euros
	Reference	31/12/2024	31/12/2023
Non-current	Note 21	1,024,845	1,004,227
Current	Note 21	116,534	107,101
		1,141,379	1,111,328

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The composition of lease liabilities as of 31 December 2024 and 2023 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount:

	Thousands of Euros
	31/12/2024	31/12/2023
Maturity:
Within one year	116,534	107,101
In the second year	117,233	126,133
In the third to fifth years	319,410	326,253
After the fifth year	1,221,344	1,003,424
	1,774,521	1,562,911
Discounting effect	(633,142)	(451,581)
Total lease liabilities	1,141,379	1,111,328

At 31 December 2024, the Group has recognized an amount of Euros 79,051 thousand related to additions of right-of- use assets (Euros 102,904 thousand at 31 December 2023). Movement at 31 December 2024 and 2023 is included in Appendix IV, which forms an integral part of these notes to the consolidated financial statements.

At 31 December 2024 and 2023, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

Right-of-use depreciation	Thousands of Euros
	2024	2023
Buildings	74,929	71,157
Machinery	1,522	1,507
Computer equipment	559	860
Vehicles	5,106	5,019
	82,116	78,543

		Thousands of Euros
	Reference	2024	2023
Finance lease expenses	Note 27	50,870	44,587
		50,870	44,587

	Thousands of Euros
	2024	2023
Expenses related to short-term contracts	1,295	1,117
Expenses related to low-value contracts	15,865	14,345
Other operating lease expenses	30,101	27,577
	47,261	43,039

At 31 December 2024, the Group has paid a total of Euros 111,488 thousand related to lease contracts (Euros 116,394 thousand at 31 December 2023).

The total amount recognized in the consolidated balance sheet corresponds to lease contracts in which the Group is the lessee.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(9)Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2024 and 2023 are included in Appendix V, which forms an integral part of this note to the consolidated financial statements.

Property, plant and development under construction at 31 December 2024 and 2023, mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

In 2024 the Group has capitalized borrowing costs for a total amount of Euros 27,772 thousand (Euros 36,892 thousand in 2023) (note 27).

a)	Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2024, the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s property, plant and equipment.

b)	Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2024 amount to Euros 3,465 thousand (losses of Euros 5,813 thousand in 2023).

c)	Self - constructed property, plant and equipment

At 31 December 2024 the Group has recognized Euros 62,638 thousand as self -constructed property, plant and equipment (Euros 82,615 thousand at 31 December 2023) in the Consolidated Statements of Profit and Loss.

d)	Purchase commitments

At 31 December 2024, the Group has property, plant and equipment purchase commitments amounting to Euros 35,009 thousand (Euros 36,487 thousand at 31 December 2023).

e)	Property, plant and equipment under construction

Property, plant and equipment under construction as of 31 December 2024 amount to Euros 802,313 thousand (Euros 910,671 thousand in the 2023) and mainly correspond to the investments incurred in the expansion of the facilities of the companies and their productive capacity in the United States, Canada, and Ireland (note 29).

f)	Impairment testing

As of December 31, 2024, the Group has recognized an impairment loss amounting to Euros 1,370 thousand.

During 2023 the Group disposed property, plant and equipment as part of the reorganization of the USA donor center network. In this regard, the impairment corresponding to these assets which belong to the Biopharma segment was written off for a total amount of Euros 5.3 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(10)Equity-Accounted Investees and Joint Business

Details of this caption in the consolidated balance sheet at 31 December 2024 and 2023 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership (*)	31/12/2024	% ownership (*)	31/12/2023 (')
Shanghai RAAS Blood Products Co., Ltd.	—%	—	6.58%	361,394
Grifols Egypt Plasma Derivatives	49.00%	63,063	49.00%	46,263
BioDarou P.J.S. Co.	49.00%	5,933	49.00%	11,265
Total equity accounted investees with similar activity to that of the Group		68,996		418,922
Mecwins, S.A.	—%	—	24.59%	2,841
Total of the rest of equity accounted investees		—		2,841

Total equity-accounted investees		68,996		421,763

(*) This percentage also refers to the voting interest.

(‘) Restated figures (Note 2.d.)

Movement in the investments in equity-accounted investees for the year ended 31 December 2024 is as follows:

	Thousands of Euros
	2024
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
	Shanghai
	RAAS Blood	Grifols Egypt
	Products Co.,	Plasma	BioDarou P.J.S.		Mecwins,
	Ltd.	Derivatives	Co.	Total	S.A.	Total	Total
Balance at 1 January (*)	361,394	46,263	11,265	418,922	2,841	2,841	421,763

Acquisitions	—	40,250	—	40,250	—	—	40,250
Share of profit / (losses)	12,595	333	(4,388)	8,540	—	—	8,540
Share of other comprehensive income / translation differences	435	(23,783)	4,882	(18,466)	—	—	(18,466)
Collected dividends	(6,724)	—	—	(6,724)	—	—	(6,724)
Impairment loss	—	—	(5,826)	(5,826)	—	—	(5,826)
Transfers	(367,700)	—	—	(367,700)	(2,841)	(2,841)	(370,541)
Balance at 31 December	—	63,063	5,933	68,996	—	—	68,996

(*) Restated figures (Note 2.d.)

Additionally, as a result of the sale of SRAAS (note 12), an operating profit of Euros 34,090 thousand has been generated, which has been recorded under the heading ‘Profit of equity accounted investees with similar activity to that of the Group’ in the attached Consolidated Statements of Profit and Loss.

Movement in the investments in equity-accounted investees for the year ended 31 December 2023 is as follows:

	2023
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
	Shanghai RAAS	Grifols Egypt			Albajuna
	Blood Products	Plasma	BioDarou		Therapeutics,
	Co., Ltd.	Derivatives	P.J.S. Co.	Total	S.L.	Mecwins, S.A.	Total	Total
Balance at 1 January (*)	1,453,210	36,111	5,051	1,494,372	622	2,965	3,587	1,497,959

Acquisitions	—	20,342	—	20,342	—	—	—	20,342
Share of profit / (losses)	61,979	(1,025)	2,786	63,740	(798)	(124)	(922)	62,818
Share of other comprehensive income / translation differences (1)	(57,048)	(9,165)	3,846	(62,367)	176	—	176	(62,191)
Collected dividends	(6,891)	—	—	(6,891)	—	—	—	(6,891)
Uncollected dividends	—	—	(418)	(418)	—	—	—	(418)
Transfers (*)	(1,089,856)	—	—	(1,089,856)	—	—	—	(1,089,856)
Balance at 31 December (*)	361,394	46,263	11,265	418,922	—	2,841	2,841	421,763

(*) Restated figures (Note 2.d.)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(1)Due to an imprecision sign of the subheading “Equity accounted investees / Translation differences” of the Consolidated Statement of Comprehensive Income for the years 2023 and 2022, in the current financial year the sign of this caption has been modified, with the counterpart item being the subheading “Translation differences”, of the consolidated Statement of Comprehensive Income. As a result of this imprecision, this subheading has been modified for the amount of Euros 124 million and Euros 61 million as of December 31, 2023 and 2022, respectively, against the subheading “Participation in other comprehensive income of the investments accounted for by the equity method - Translation differences”. This imprecision has not had any impact on the total heading “Translation differences” considered globally in the Consolidated Balance Sheet.

Movement in the investments in equity-accounted investees for the year ended 31 December 2022 s as follows:

	Thousands of Euros
	2022
	Equity accounted investees with similar activity to that of the Group					Rest of equity accounted investees

	Access	Shanghai RAAS	Grifols Egypt			Albajuna
	Biologicals	Blood Products	Plasma	BioDarou		Therapeutics,	Mecwins,
	LLC	Co., Ltd.	Derivatives	P.J.S. Co.	Total	S.L	S.A.	Total	Total
Balance at 1 January (*)	53,264	1,452,378	31,847	—	1,537,489	1,910	3,159	5,069	1,542,558
Acquisitions	—	—	—	4,534	4,534	—	—	—	4,534
Transfers	(129,459)	—	—	—	(129,459)	—	—	—	(129,459)
Share of profit / (losses)	76,895	26,680	865	(962)	103,478	(1,288)	(194)	(1,482)	101,996
Share of other comprehensive income / translation differences	3,028	(18,859)	(16,419)	1,479	(30,771)	—	—	—	(30,771)
Collected dividends	(3,728)	(6,989)	—	—	(10,717)	—	—	—	(10,717)
Others	—	—	19,818	—	19,818	—	—	—	19,818
Balance at 31 December (*)	—	1,453,210	36,111	5,051	1,494,372	622	2,965	3,587	1,497,959

(*) Restated figures (Note 2.d.)

(1)Due to an imprecision in the sign of the subheading “Equity accounted investees / Translation differences” of the Consolidated Statement of Comprehensive Income for the years 2023 and 2022, in the current financial year the sign of this caption has been modified, with the counterpart item being the subheading “Translation differences”, of the consolidated Statement of Comprehensive Income. As a result of this imprecision, this subheading has been modified for the amount of Euros 124 million and Euros 61 million as of December 31, 2023 and 2022, respectively, against the subheading “Participation in other comprehensive income of the investments accounted for by the equity method - Translation differences”. This imprecision has not had any impact on the total heading “Translation differences” considered globally in the Consolidated Balance Sheet.

The main movements of the equity-accounted investees with similar activity to that of the Group are explained below:

Grifols Egypt for Plasma Derivatives (S.A.E.)

On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help build a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 36,750 thousand (equivalent to Euros 30,454 thousand at the date of integration), and in exchange received Grifols Egypt for Plasma Derivatives (S.A.E.) shares representing 49% of its share capital, which will amount to US Dollars 300 million. The Company has undertaken to make the contributions for the outstanding amount corresponding to its interest as the capital requirements are approved. As a result, the Group made a further capital contribution of US Dollars 44,100 thousand during 2024 (US Dollars 22,050 and 22,050 thousand in 2023 and 2022, respectively), equivalent to 49% of the total capital capital increase made of US Dollars 90 million (US Dollars 45 and 45 million in 2023 and 2022, respectively). Thus, the total contributions made by the Group amount to US Dollars 124,950 thousand, equivalent to 49% of its share capital, which total amount is US Dollar 255 millions. Additionally, the Group has committed to make a capital contribution of US Dollars 22,050 thousand during the second quarter of 2025.

Shanghai RAAS Blood Products Co. Ltd.

On December 29, 2023, Grifols reached an agreement with Haier for the sale of a 20% shareholding subject to regulatory approvals and other conditions agreed in the Share Purchase Agreement. As a result of the Share Purchase Agreement, at December 31, 2023 the amount equivalent to 20% of the shareholding in SRAAS was reclassified to Non-current assets held for sale for Euros 1,089,856 thousand (note 12).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

According to the fair value implicit in the transaction with Haier, there was no impairment indication in SRAAS investment as of 31 December 2023. At 31 December 2023 Shanghai RAAS Blood Products Co. Ltd. stock market capitalization totaled RMB 53,164 million (RMB 42,737 million at 31 December 2022).

Agreed price in transaction
	with Haier	31/12/2023	Date of acquisition
SRAAS shares price	CNY 9.405	CNY 8.00	CNY 7.91

On June 18, 2024 the sale transaction was closed and Grifols loses its significant influence over its interest in SRAAS at the closing of the transaction. The remaining 6.58% interest in the shares of SRAAS is considered a financial asset measured at fair value through “Other comprehensive income” at the transaction date and has been reclassified to financial asset (note 11 and 12).

Access Biologicals LLC

On 12 January 2017, the Group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million. Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols also signed a supply agreement to sell biological products not meant for therapeutic use to Access Biologicals LLC.

The principal business activity of Access Biologicals LLC is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research and development.

On 15 June 2022, Grifols, through its wholly-owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51%, for a total of US Dollars 142 million. With the acquisition of 100% of the voting rights, Grifols obtained control over Access Biologicals LLC and, therefore, it was considered a Group company and is consolidated under the full consolidation method (note 3). In 2023, all wholly-owned subsidiaries Access Biologicals, LLC, Chiquito Acquisition Corp. and Grifols Bio Supplies, Inc. entered into a merger agreement, with the surviving company being Grifols Bio Supplies, Inc. (note 2).

BioDarou P.J.S. Co.

On 25 April 2022, and after obtaining all regulatory approvals, Grifols closed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand (note 3). Biotest AG is the parent company of a consolidated group of companies, which includes a joint venture investment corresponding to a 49% interest held by Biotest Pharma GmbH in BioDarou P.J.S. Co, whose registered office is in Tehran, Iran, and which is accounted for using the equity method.

The investee’s goal is to collect plasma, process it into immunoglobulins, factors and human albumin through Biotest AG and then sell the finished products in Iran.

Albajuna Therapeutics, S.L.

In 2016, Grifols made a capital investment of Euros 3.75 million in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders’ Agreement of January 2016, Grifols held a 49% stake in the company’s capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 which main activity is the development and manufacture of therapeutic antibodies against HIV.

On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited, reached an agreement to acquire all the shares of Albajuna Therapeutics, S.L. for the remaining 51% for a total amount of Euro 1. With the acquisition of 100% of the shares, Grifols obtained control over Albajuna Therapeutics, S.L. and, therefore, it has become a group company and is consolidated (note 3).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Medcom Advance, S.A.

In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company was equity-accounted. At 31 December 2023 and 2024, this investment is fully impaired.

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

In 2021, Mecwins, S.A. acquired own shares from Progenika Biopharma, S.A. to generate treasury stock. This acquisition caused the percentage of ownership in Mecwins, S.A. to decrease to 24.59%.

As of December 31, 2023, Grifols maintained the investment accounted for using the equity method. As of December 31, 2024, since the Group ceased to exercise significant influence because it no longer had representation on the Board of Directors and could not intervene in financial policy decisions or its operation, the investment has been reclassified as a financial asset with changes in “Other Comprehensive Income” (note 11).

The most recent financial statements available of the main equity-accounted investments of Grifols are as follows:

Balance sheet:

	Thousands of Euros
	31/12/2024	31/12/2023
		Shanghai RAAS
	Grifols Egypt	Blood Products Co.	Grifols Egypt
	Plasma Derivatives	Ltd.	Plasma Derivatives
Non-current assets	71,167	2,990,702	74,169
Current assets	64,680	561,804	28,131
Cash and cash equivalents	47,993	512,309	36,947
Non-current liabilities	(1,296)	(2,182)	(1,996)
Non-current financial liabilities	(8,048)	(211)	(11,044)
Current liabilities	(45,796)	(263,827)	(31,793)
Net assets	128,700	3,798,595	94,414

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

P&L:

	Thousands of Euros
	2024	2023		2022
	Grifols Egypt	Shanghai RAAS	Grifols Egypt	Shanghai RAAS	Grifols Egypt
	Plasma	Blood Products	Plasma	Blood Products	Plasma
	Derivatives	Co. Ltd.	Derivatives	Co. Ltd.	Derivatives
Net revenue	13,941	778,328	196	700,831	—
Net profit	(2,318)	234,416	(4,423)	227,000	3,397

Joint arrangement:

Biotek America, LLC

Grifols entered into a collaboration agreement with ImmunoTek GH, LLC (ImmunoTek) for the opening and management of 28 plasma donor centers. The transaction was executed through the creation of Biotek America LLC (“ITK JV”), which created a series of shares for each center (silos). Grifols holds 75% of each series of shares, and ImmunoTek holds the remaining 25%. Approximately three years after the opening of each center, according to the agreement, Grifols acquires the donor center. As of December 31, 2024, Grifols has acquired 14 plasma centers (see note 3.a.).

The collaboration agreement between the Group and Immunotek has involved, as of December 31, 2024 and 2023:

●	The construction, licensing, and commissioning by ImmunoTek of a total of 28 plasma centers in the United States.
●	The sale to Grifols of each center approximately 3 years after its opening, for an approximate amount of US Dollars 550,000 thousand (Euros 500,000 thousand) for the 28 centers. The number of centers acquired were 7 centers in April 2024 and 7 centers in July 2024, and the remaining centers will be acquired: 8 centers in January 2025 and 6 centers in February 2025 (note 34).
●	Grifols made advances of up to US Dollars 5,000 thousand for each center to ImmunoTek (US Dollars 140,000 thousand) for the 28 centers (Euros 126,697 thousand), which will be deducted from the purchase price of the last 14 centers.
●	All of the plasma collected by ITK JV through the 28 centers is sold exclusively to Grifols in exchange for an agreed price. Plasma purchases made from ITK JV in 2024 and 2023 amounted to Euros 235,533 thousand and Euros 233,706 thousand, respectively.
●	ImmunoTek exclusively manages the centers in exchange for a management fee, which amounted to Euros 7,534 thousand until June 2023. Subsequently, as a result of a contractual modification, the management fees became fixed amounts of Euros 27,968 thousand as of December 31, 2024 (Euros 14,769 thousand as of December 31, 2023).
●	As a manager can carry out all the acts it deem necessary under its sole and exclusive responsibility, but always within the activities agreed by the parties. It can only be terminated with the unanimous consent of the parties. However, the manager does not act with a delegated power, insofar as it has exposure for management fees and the achievement of objectives to maximise the selling price of each of the series.
●	In the event of liquidation of ITK JV, once the creditors of ITK JV or each of the series have been paid, the advances contributed by the unitholders must then be returned, in this case, the advances contributed by the Grifols Group and the remainder, if any, will be distributed to each of the shareholders in proportion to their participation in the share capital (ImmunoTek 25%; Grifols 75%).
●	None of the series should be responsible for expenses incurred or attributed to the other series. All profit, loss, income and expense items will be allocated to ImmunoTek, including any tax benefits derived therefrom. However, all assets and liabilities correspond to each of the series. Therefore, each of the series has a separate legal personality, with assets and liabilities isolated from the rest, i.e. each series is a SILO.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Grifols, through Grifols Shared Services North America, Inc. acts as guarantor of five plasma center lease agreements up to US Dollars 50 million that ImmunoTek has not involved in the collaboration under Biotek America, LLC. In addition, Grifols S.A. acts as guarantor of the commitments acquired for the purchase of the 28 plasma centers.

The amounts payable net of deposits and on the basis of a minimum production and existence of the centers at the time of purchase, would be the following amounts according to the estimated payment schedule:

	Thousand
	US Dollar	Euros
2025	78,888	75,131
2026	62,428	59,455
Total	141,316	134,586

At December 2023, the commitments for the acquisition of the plasma centers amounts 378,920 thousand euros (248,785 thousand of euros in 2024, 73,853 thousand of euros in 2025 and 56,282 in 2026).

Regardless of whether Grifols holds a 75% stake and whether the management has been transferred to ImmunoTek, there is joint control until Grifols acquires the centers and will be accounted for as a joint operation based on the contractual conditions: (i) joint decision-making power on the relevant activities; (ii) Grifols’ exposure to the 75% stake, the advances paid, the guarantees granted and the contracts for the purchase of plasma supply; (iii) significant exposure of the other shareholder to the results of the silos generated and their fees, given that it does not act with delegated power and, (iv) relation between the two.

Therefore, to the extent that there is joint control and each series is representative of a SILO and has been designed and created to sell all the plasma collected to Grifols and advances the necessary funds for the development of the series and guarantees the obligations, they should be considered joint agreements. However, there is a disproportion between Grifols’ percentage stake in the series, which amounts to 75%, and the economic exposure to assets and liabilities of 100%, while the income and expenses and tax benefits derived therefrom from the period prior to the acquisition must be attributed to ImmunoTek. As a result, the losses generated by the series during the period prior to the acquisition belong to the other shareholder under the tax transparency regime.

As described in Note 2d), the series has been integrated in accordance with IFRS 11 Joint Arrangements, with the comparative figures for 2023 and 2022 restated accordingly.

Below is a breakdown of the aggregate balances of the 14 centers as of 31 December 2024 and 28 centers as of 31 December 2023, excluding balances with Grifols:

	Thousands of
	US Dollars		Euros
	31/12/2024	31/12/2023*	31/12/2024	31/12/2023*
Non-current assets	54,309	120,133	52,275	108,718
Current assets	26,623	46,877	25,626	42,423
Total assets	80,932	167,010	77,901	151,141

Non-current liabilities	55,674	119,449	53,589	108,099
Current liabilities	46,759	71,706	45,008	64,892
Total liabilities	102,433	191,155	98,597	172,991

Grifols' balances	5,965	12,556	5,742	11,363
Total Equity	(21,501)	(36,701)	(20,696)	(33,213)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

	Thousands of
	US Dollars		Euros
	2024	2023	2024	2023
Net revenue	206,125	271,693	189,957	251,805
Net profit	6,248	(18,453)	5,743	(16,997)

(*) Restated figures (Note 2.d.)

(11)Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2024 and 2023 are as follows:

		Thousands of Euros
	Reference	31/12/2024	31/12/2023
Other non-current investments		422,258	11,139
Non-current derivatives	Note 30	1,181	1,043
Total Non-current financial assets measured at fair value		423,439	12,182
Non-current guarantee deposits		9,420	8,872
Other non-current financial assets	(a)	37,718	18,996
Non-current loans	(b)	19,915	136,626
Total Non-current financial assets measured at amortized cost		67,053	164,494

In Non-current guarantee deposits, there are long-term deposits with related parties that amount Euros 943 thousand at 31 December 2024 (Euros 934 thousand at 31 December 2023) (note 31).

The remaining 6.58% interest in SRAAS shares is included under “Other non-current investments”. This investment has been considered a financial asset measured at fair value with changes in ‘Other Comprehensive Income of financial investments’ whose fair value at December 31, 2024 has been calculated on the basis of the SRAAS share price at that date (CNY 7.22 per share) in the amount of Euros 416,131 thousand recognizing a loss under the heading of other comprehensive income of Euros 18,351 thousand net of tax.

Details of current financial assets on the consolidated balance sheet at 31 December 2024 and 2023 are as follows:

		Thousands of Euros
	Reference	31/12/2024	31/12/2023
Current derivatives	Note 31	6,064	23,644
Total Non-current financial assets measured at fair value		6,064	23,644

		Thousands of Euros
	Reference	31/12/2024	31/12/2023
Deposits and guarantees		3,000	325
Other current financial assets	(a)	21,179	14,926
Current loans	(b)	213,331	101,337
Total other current financial assets measured at amortized cost		237,510	116,588

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

a)	Other non-current and current financial assets

Details of other non-current and current financial assets are as follows:

		Thousands of Euros
	Reference	31/12/2024	31/12/2023
Other financial assets with associated parties	Note 31	418	418
Other financial assets with third parties		58,479	33,504
Total other non-current and current financial assets		58,897	33,922

b)Non-current and current loans

Details of non-current and current loans are as follows:

		Thousands of Euros
	Reference	31/12/2024	31/12/2023
Loans to related parties	Note 31	214,119	216,426
Loans to third parties		19,127	21,537
Total current and non-current loans		233,246	237,963

“Loans to related parties” includes by an amount of Euros 82,255 thousand (Euros 101,217 thousand as of 31 December 2023) the open balance of the cash pooling that Haema GmbH and BPC Plasma, Inc. have with Scranton Plasma B.V. (note 31). Despite their maturity date being 2027, these have been maintained in the short term as their recovery is expected through the collection of dividends in the coming year. Both in 2024 and 2023, BPC Plasma Inc. distributed to its shareholder Scranton Plasma B.V. a dividend without cash outflow compensating “Loans to related parties”. In 2024 the dividend amounted Euros 39,509 thousand, being the dividend distributed in 2023 the result of the previous 4 years for a value of Euros 266,406 thousand. This distribution had an impact against the Group’s non- controlling interests reserves (see note 19). Furthermore, through the execution of a quota transfer agreement on 31 October 2024, Grifols Worldwide Operations Limited (“GWWO”) as purchaser, acquired 100% of the share capital of Haema Plasma Kft, from Scranton Plasma B.V., as seller (the “SPA”), all of which in exchange of Euros 35,000 thousand (the “Purchase Price”). The Purchase Price has been paid by GWWO to Scranton Plasma B.V. through the partial assignment by GWWO to Scranton Plasma B.V. of part of certain receivable held by GWWO against Haema GmbH (under certain advance payment made in the past by GWWO to Haema GmbH for the purchase of plasma (the “Plasma Advance Receivable”)) in the amount of the Purchase Price (the “Assigned Receivable”). Now therefore, the amount of the Plasma Advance Receivable has been reduced in the amount of the Assigned Receivable. In turn and in addition, upon receipt by Scranton Plasma B.V. of the Assigned Receivable, Scranton Plasma B.V., as creditor under the Assigned Receivable against Haema GmbH, as debtor thereunder, has settled its debt position under the cash- pooling financing agreement in the amount of the Assigned Receivable (and hence, the amount outstanding under the cash-pooling arrangement between Haema GmbH, as creditor and Scranton Plasma B.V., as debtor, has been reduced in the amount of the Assigned Receivable).

Additionally, this caption includes the loan granted to Scranton Enterprises BV by the Group related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (note 31). The initial amount of the loan was US Dollars 95,000 thousand (Euros 86,969 thousand). Furthermore, in 2023 an additional amount of Euros 15,000 thousand was drawn under the same terms as the original loan. As of 31 December 2024, the recorded amount stands at Euros 131,864 thousand, including accrued and capitalized interest to date (Euros 115,209 thousand as of 31 December 2023).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(12)Non-current assets held for sale

On December 29, 2023, Grifols reached an agreement with Haier Group Corporation for the sale of a 20% equity interest in Shanghai RAAS (SRAAS) for RMB 12,500,000 thousand. Pursuant to IFRS 5, such stake subject to the sale transaction was considered as a “Non-current asset held for sale” in the consolidated statement of financial position as at December 31, 2023 in the amount of Euro 1,089,856 thousand.

On June 18, 2024, after obtaining the necessary authorizations from the required regulatory authorities and fulfilling certain agreed-upon conditions, the sale took place for an amount of RMB 12,163,730 thousand, net of taxes paid in China (Euros 1,564,256 thousand at the exchange rate on the transaction date). To reduce exposure to EUR/RMB exchange rate fluctuations and ensure the amount received in euros, Grifols contracted a EUR/RMB forward exchange rate financial instrument (Fx Forward), which was not recorded as hedge accounting.

On July 5, 2024, these funds were deposited into a Grifols Euro bank account, amounting to Euros 1,559,943 thousand at the contracted Forward exchange rate, recognizing a foreign exchange loss of Euros 17,790 thousand, presented under the heading ‘Foreign Exchange Differences,’ and a financial gain from the derivative of Euro 13,476 thousand, recognized under the heading ‘Fair Value Change in Financial Instruments’ (note 27). These funds have been used to reduce the Group’s debt (note 21).

As a result of this sale transaction, Grifols loses its significant influence over its interest in SRAAS at the closing of the transaction. The remaining 6.58% stake in SRAAS shares is considered a financial asset valued at fair value with changes in “FV through OCI” which fair value at the date of the transaction was calculated on the basis of the listed price of the SRAAS share at that date in the amount of Euros 434,481 thousand (note 11). Grifols also lost its indirect stake in GDS which was held through its shareholding in SRAAS, resulting in an increase of Euros 507,803 thousand in equity attributable to minority interests. In addition, as part of the transaction, a series of agreements were signed (note 29), including the extension of the exclusive distribution agreement for albumin.

This transaction has not had a material impact on the Consolidated Statements of Profit and Loss for 2024 and is calculated as follows:

Thousands of
euros
Selling price	1,607,500
Fair value of SRAAS 6.58%	434,481
Minus: book value of the Non-current asset held for sale and transaction costs	(1,123,588)
Minus: book value of the Investment accounted for using the equity method as the date of loss of the significant influence	(367,700)
Minus:increase of the minority interest of GDS (see Note 19)	(507,803)
Other contractual obligations (see Note 32)	(10,433)
Result before the reclassification of translation differences	32,457
Accumulated translation differences in equity	1,633
Transaction result:profit	34,090
Taxes on profits in China and Spain	(34,544)
Result net of taxes	(454)

The result of the transaction includes an unrealized gain corresponding to the revaluation of the investment retained by Grifols in SRAAS at fair value in the amount of Euros 68,414 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(13)	Inventories

Details of inventories at 31 December 2024 and 2023 are as follows:

	Thousands of Euros
	31/12/2024	31/12/2023 (*)
Goods for resale	164,624	167,894
Raw materials and supplies	955,503	1,092,301
Work in progress and semi-finished goods	1,405,231	1,210,085
Finished goods	1,034,740	1,012,119
	3,560,098	3,482,399

(*) Restated figures (Note 2.d)

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2024	31/12/2023	31/12/2022
Balance at 1 January	123,656	84,740	158,724
Net charge for the year	22,711	57,041	(66,647)
Cancellations for the year	(133)	(15,985)	(12,155)
Translation differences	4,198	(2,140)	4,818
Balance at 31 December	150,432	123,656	84,740

(14)	Contract assets

Short term contract assets relate to contractual obligations from contract fractionation agreements entered into by Biotest AG. The resulting performance obligations are generally fulfilled by Biotest over a period of up to 12 months. Receivables from this business, which usually have a due date of between 90 and 120 days, are recognized when the right to receive the consideration becomes unconditional. This is the case when the biological drugs produced from the blood plasma provided by the customer are delivered to the customer. These are service transactions that are valued at the corresponding costs of sales incurred plus profit margin, if it can be estimated.

Details of short term contract assets at 31 December 2024 and 2023 are as follows:

	Thousands of Euros
	31/12/2024	31/12/2023
Contract assets (gross)	36,074	47,839
Allowances for expected credit losses	(96)	(88)
Contract assets (net)	35,978	47,751

Default risks are accounted for by making value adjustments to the contract assets. The allowance for expected credit losses is calculated as the difference between the nominal amount of the contract assets and the estimated recoverable amount.

Movement in allowance for expected credit losses corresponding to contract assets is included in note 30.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(15)	Trade and Other Receivables

Details at 31 December 2024 and 2023 are as follows:

		Thousands of Euros
	Reference	31/12/2024	31/12/2023
Trade receivables		677,147	449,139
Receivables from associates	Note 31	38,657	227,550
Impairment losses	Note 30 (i)	(10,352)	(31,576)
Trade receivables		705,452	645,113
Other receivables	Note 30 (i)	10,529	27,444
Personnel		1,489	1,123
Advance payments	Note 30 (i)	5,590	4,150
Taxation authorities, VAT recoverable		53,532	32,587
Other public entities		6,416	9,629
Other receivables		77,556	74,933
Current income tax assets		52,589	47,213
Total trade and other receivables		835,597	767,259

Assignment of credit rights

During 2024, 2023 and 2022, the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor’s ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor.

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

Likewise, in financial years 2024, 2023 and 2022, some receivables assignment contracts were signed with a financial institution, in which the Group retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as factoring with recource and the assigned amount remains in the consolidated balance sheet at year end and a short-term debt is recognized for an amount equal to the consideration received from the factor for the assignment. There is no amount recognized at 31 December 2024 (Euros 16,985 thousand at 31 December 2023).

At 31 December 2024, the finance cost of credit rights sold for the Group totals Euros 30,782 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for (Euros 24,993 thousand in 2023 and Euros 18,201 thousand in 2022) (note 27).

The volume of invoices sold without recourse to various financial institutions which, based on their due date would not have been collected at 31 December 2024, totals Euros 334,430 thousand (Euros 391,886 thousand at 31 December 2023).

Details of balances with related parties are shown in note 31.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(16)	Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2024 and 2023 are as follows:

	Thousands of Euros
	31/12/2024	31/12/2023
Current deposits	5,100	6,506
Cash in hand and at banks	974,680	523,071
Total cash and cash equivalents	979,780	529,577

(17)	Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

a)	Share capital

At 31 December 2024 and 2023, the Company’s share capital amounts to Euros 119,603,705 and comprises:

●	Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series.
●	Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

Class B Shares

Our Class B shares have substantially similar dividend and other economic rights as our Class A shares, but differ from the Class A shares in some important respects that are outlined below.

Voting Rights

Holders of our Class B shares generally do not have voting rights, except with respect to certain extraordinary matters, with respect to which approval by a majority of our outstanding Class B shares is required.

Separate Vote at General Shareholder Meetings on Extraordinary Matters

Notwithstanding the lack of voting rights of our Class B shares generally, resolutions on the matters detailed below (each, an“extraordinary matter”) require the approval of a majority of our outstanding Class B shares.

●	Any resolution (i) authorizing us or any of our subsidiaries to repurchase or acquire any of our Class A shares, except for pro rata repurchases available equally to holders of our Class B shares on the same terms and at the same price as offered to holders of our Class A shares or (ii) approving the redemption of any of our shares and any share capital reductions (through repurchases, cancellation of shares or otherwise), other than (a) those redemptions required by law and (b) those redemptions which affect equally our Class A shares and Class B shares and in which each Class B share is treated the same as a Class A share in such transaction.
●	Any resolution approving the issuance, granting or sale (or authorizing the Board to issue, grant or sell) (i) any of our shares, (ii) any rights or other securities exercisable for or exchangeable or convertible into our shares or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any of our securities, except if (a) each Class B share is treated the same as a Class A share in the relevant issuance, grant or sale and, therefore, has a preferential subscription right (derecho de suscripción preferente) or a free allotment right in the relevant issuance, grant or sale to the same extent, if any, as a Class A share or (b) if the issuance is made in accordance with the subscription rights described in “Subscription Rights” below.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation,a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B share is treated the same as a Class A share or (ii) our dissolution or winding-up, except where such resolution is required by law.
●	Any resolution for the delisting of any Grifols shares from any stock exchange.
●	Generally, any resolution and any amendment of the Articles of Association that directly or indirectly adversely affects the rights, preferences or privileges of our Class B shares (including any resolution that adversely affects our Class B shares relative to our Class A shares or that positively affects our Class A shares relative to our Class B shares, or that affects the provisions in the Articles of Association relating to our Class B shares).

The general shareholders’ meeting has the power to decide on all matters assigned to it by law or by the Articles of Association and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on these extraordinary matters.

Preferred Dividend

Each of our Class B shares entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to Euros 0.01 per Class B share. In any given fiscal year, we will pay a preferred dividend to the holders of our Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of our Class A shares. The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained by us during that fiscal year.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

●	We will, within ten days of the date on which the redemption event occurred (i.e., the date on which the triggering tender offer settled), publish in the Commercial Registry Gazette, the Spanish Stock Exchanges’ Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of our Class B shares of the redemption event and the process for the exercise of redemption rights in connection with such redemption event.
●	Each holder of our Class B shares will be entitled to exercise its redemption right for two months from the first date of settlement of the tender offer triggering the redemption right by notifying us of its decision. We will ensure that mechanisms are in place so that the notification of the exercise of the redemption right may be made through Iberclear.
●	The redemption price to be paid by us for each Class B share for which the redemption right has been exercised will be the sum of (i) the amount in euro of the highest consideration paid in the tender offer triggering the redemption right plus (ii) interest on the amount referred to in (i), from the date such tender offer is first settled until the date of full payment of the redemption price, at a rate equal to the one-year EURIBOR plus 300 basis points. For the purposes of this calculation, the amount in euro corresponding to any non-cash consideration paid in the tender offer will be the market value of such non-cash consideration as of the date the tender offer is first settled. The calculation of such market value shall be supported by at least two independent experts designated by us from auditing firms of international repute.
●	We will, within 40 days of the date on which the period for notification of the exercise of redemption rights following a tender offer lapses, take all the necessary actions to (i) effectively pay the redemption price for our Class B shares for which the redemption right has been exercised and complete the capital reduction required for the redemption and(ii) reflect the amendment to Article 6 of the Articles of Association (related to share capital) deriving from the redemption.

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

Payment of the redemption price will be subject to us having sufficient distributable reserves but, after a tender offer occurs and until the redemption price for our Class B shares is paid in full, we will not be able to declare or pay any dividends nor any other distributions to our shareholders (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities,assets or rights).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

As an exception, the preferential subscription rights and the free allotment rights of the Class B shares will only be for new Class B shares or for instruments giving the right to purchase, convert, subscribe for or otherwise receive Class B shares, and the preferential subscription right and the free allotment right of an Class A share will only be for new Class A shares or for instruments giving the right to purchase, convert, subscribe or otherwise receive Class A shares, for each capital increase or issuance that meets the following three requirements: (i) the issuance of Class A shares and Class B shares is in the same proportion of our share capital as they represent at the time the resolution on the capital increase is passed; (ii) grants of preferential subscription rights or free allotment rights,as applicable, to the Class B shares for the Class B shares are under the same terms as the preferential subscription rights or free allotment rights, as applicable, granted to the Class A shares for the Class A shares; and (iii) no other shares or securities are issued.

Registration and Transfers

Class B shares are in book-entry form on Iberclear and are indivisible, in the same terms as the Class A shares.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2024 and 2023 (note 17(g)).

At 31 December 2024 and 2023, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2024 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2024		422,185,368	256,906,911
(Acquisition) / disposal of treasury stock	Note 17(d)	—	1,316,825
Balance at 31 December 2024		422,185,368	258,223,736

Movement in outstanding shares during 2023 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2023		422,185,368	256,225,326
(Acquisition) / disposal of treasury stock	Note 17(d)	—	681,585
Balance at 31 December 2023		422,185,368	256,906,911

b)	Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

c)	Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies.

The movement in this caption of the consolidated balance sheet during the years ended at 31 December 2024, 2023 and 2022 is reflected in the consolidated statement of changes in equity. The most significant movements in the current year relate to the acquisitions of Haema Plasma Kft, Grifols Pyrenees Research Center, S.L., and Grifols Malaysia SDN BHD (note 2). The first two acquisitions had a negative impact on reserves, decreasing them by Euro 14,022 thousand and Euro 356 thousand, respectively. On the other hand, the acquisition of Grifols Malaysia SDN BHD generated a positive effect, increasing reserves by Euros 4,679 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

At 31 December 2024 and 2023 the legal reserve of the Parent amounts to Euros 23,921 thousand which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2024 the balance of the legal reserve of other Spanish companies amounts to Euros 2,171 thousand (Euros 1,711 thousand at 31 December 2023).

Other foreign Group companies have a legal reserve amounting to Euros 3,744 thousand at 31 de diciembre de 2024 (Euros 4,227 thousand at 31 December 2023).

Unavailable reserve

At 31 December 2024, Euros 18,925 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 7,179 thousand at 31 December 2023) are, in accordance with applicable legislation, a distribution limitation until these development costs have been amortized.

Hedging reserve

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(i) or details. The cash flow hedge reserve is used to recognize the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 30.

The Group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve.

d)	Treasury stock

The Parent held Class A and B treasury stock equivalent to 1.0% of its capital at 31 December 2024 (1.2% of its capital in Class A and B treasury stock at 31 December 2023).

Treasury stock Class A

During the years ended at 31 December 2024 and 2023 there have been no movements in Class A treasury shares, with a total of 3,944,430 shares and 89,959 thousand euros.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Treasury stock Class B

Movement in Class B treasury stock during 2024 is as follows:

	No. of Class B
	shares	Thousands of Euros
Balance at 1 January 2024	4,518,199	62,789
Disposal Class B shares	(1,316,825)	(18,300)
Balance at 31 December 2024	3,201,374	44,489

In April and October 2024, the Group delivered 1,316,825 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan.

Movement in Class B treasury stock during 2023 was as follows:

	No. of Class B
	shares	Thousands of Euros
Balance at 1 January 2023	5,199,784	72,261
Disposal Class B shares	(681,585)	(9,472)
Balance at 31 December 2023	4,518,199	62,789

In March, May and October 2023, the Group delivered 681,585 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan.

e)	Distribution of profit and dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2024,and the distribution of profit approved for 2023, presented at the general meeting held on 14 June 2024, is as follows:

	Thousands of Euros
	31/12/2024	31/12/2023
Voluntary reserve	(83,138)	(246,735)
Losses of the Parent	(83,138)	(246,735)

The distribution of profit corresponding to the year ended 31 December 2024 and 2023 presented in the statement of changes in consolidated equity.

At 31 December 2024 and 2023, no dividend or interim dividend have been paid

f)   Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) and a long-term incentive plan for certain employees (note 29).This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 6,648 thousand at 31 December 2024 (Euros 8,282 thousand at 2023).

The incentive plan that has been granted equity instruments to certain employees as part of their compensation package, subject to the achievement of various metrics, both financial and non-financial. The plan has been assessed by calculating the unit value of the options at the valuation date and multiplying it by the total number of options to be granted. Subsequently, this unit value will be adjusted based on the likelihood of achieving the specified objectives.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

g)Significant shareholders

The most significant shareholdings in the share capital of Grifols, S.A. as of December 31, 2024, according to publicly available information or communication made to the Company, are as follows:

			% of voting rights		% of total
	% of voting rights		through financial		voting
	attached to the shares		instruments		rights
Name or company name of shareholder	Direct	Indirect	Direct	Indirect
Marc P. Andersen	—%	3.13%	—%	—%	3.13%
BlackRock, Inc.	—%	2.90%	—%	1.41%	4.31%
Capital Research and Management Company	—%	3.68%	—%	0.90%	4.58%
Deria, S.A.	9.20%	—%	—%	—%	9.20%
Europacific Growth Fund	2.88%	—%	0.35%	—%	3.23%
Flat Footed Llc.	—%	3.13%	—%	—%	3.13%
JPMorgan Chase & Co.	—%	—%	—%	3.32%	3.32%
Mason Capital Master Fund L.P.	—%	2.11%	—%	—%	2.11%
Melqart Opportunities Master Fund Ltd.	—%	—%	1.06%	—%	1.06%
Ponder Trade, S.L.	7.09%	—%	—%	—%	7.09%
Ralledor Holding Spain, S.L.	6.15%	—%	—%	—%	6.15%
Rokos Global Macro Master Fund Lp.	—%	—%	1.14%	—%	1.14%
Scranton Enterprises, B.V.	8.40%	—%	—%	—%	8.40%
Armistice Capital Master Fund Ltd	1.06%	—%	—%	—%	1.06%

(18)	Earnings Per Share
a)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to the Parent divided by the weighted average number of issued shares outstanding throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	2024	2023 (*)	2022 (*)
Profit for the year attributable to shareholders of the Parent (Thousands of Euros)	156,920	42,318	185,035
Weighted average number of ordinary shares outstanding	679,668,551	679,756,294	679,805,142
Basic earnings per share (Euros per share)	0.23	0.06	0.27

(*) Restated figures (Note 2.d)

The basic earnings per share (Euros per share) for the years 2023 and 2022 before the restatement detailed in note 2(d) were Euros 0.09 and Euros 0.31 respectively.

The weighted average number of ordinary shares outstanding (basic) is as follows:

	Number of shares
	2024	2023	2022
Issued shares outstanding at 1 January	679,092,279	679,469,076	679,598,330
Effect of treasury stock	576,272	287,218	206,812
Weighted average number of ordinary shares outstanding (basic)	679,668,551	679,756,294	679,805,142

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

b)Diluted Earnings per share

Diluted earnings per share are calculated by dividing profit attributable to Parent by the weighted average number of ordinary shares outstanding considering the diluting effects of potential ordinary shares.

The RSUs granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	2024	2023(*)	2022(*)
Profit attributable to the Parent (Thousands of Euros)	156,920	42,318	185,035
Weighted average number of ordinary shares outstanding (diluted)	679,916,715	677,101,992	679,292,729
Diluted earnings per share (Euros per share)	0.23	0.06	0.27

(*) Restated figures (Note 2.d)

The diluted earnings per share (Euros per share) for the years 2023 and 2022 before the restatement detailed in note 2(d) were Euros 0.09 and Euros 0.31 respectively.

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares
	2024	2023	2022
Ordinary shares iddued at 1 January	679,092,279	679,469,076	679,598,330
Plans of rights over shares	248,164	(2,654,302)	(512,413)
Effect of treasury stock	576,272	287,218	206,812
Weighted average number of ordinary shares outstanding (diluted)	679,916,715	677,101,992	679,292,729

(19)	Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2024 are as follows:

	Thousands of Euros
				Business
		Balance at		combinations /		Other	Translation	Balance at
	Reference	31/12/2023	Additions	additions	Dividends	movements	differences	31/12/2024
Grifols (Thailand) Pte Ltd		5,244	213	—	(65)	—	345	5,737
Grifols Malaysia Sdn Bhd		4,230	180	(4,697)	—	—	287	—
Araclon Biotech, S.A.		(1,137)	(267)	—	—	—	—	(1,404)
Haema GmbH		253,620	6,191	—	—	—	—	259,811
BPC Plasma, Inc		147,657	27,722	—	(39,509)	14	9,718	145,602
Grifols Diagnostics Solutions Inc.		1,347,323	47,619	507,803	(25,400)	396	92,365	1,970,106
Plasmavita Healthcare		12,768	3,693	—	—	—	—	16,461
Haema Plasma Kft	Note 2 (b)	20,344	204	(20,978)	—	—	430	—
G Pyrenees Research Cntr		22	(179)	157	—	—	—	—
Albimmune SL		(1,762)	(805)	—	—	—	—	(2,567)
Biotest AG		357,010	(28,685)	—	(898)	—	2,125	329,552
		2,145,319	55,886	482,285	(65,872)	410	105,270	2,723,298

On October 22, 2024, the Group acquired the entirety of Haema Plasma Kft., as detailed in note 2(b), which has resulted in a reduction of said non-controlling interest in its entirety.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Additionally, in the context of the agreement for the sale of the 20% stake in SRAAS (note 12), the effective percentage of the non-controlling interest in Grifols Diagnostic Solutions Inc. has increased by 11.96% reaching a 45%, representing an increase in the equity attributed to minority parties of Euros 507,803 thousand.

In 2024, Grifols Diagnostic Solutions Inc. has distributed a dividend of US Dollar 60 million, having an impact against Group’s non-controlling reserves of Euros 25,400 thousand. Furthermore, BPC Plasma, Inc. has made a distribution of dividends without cash outflow and in compensation for “Other loans to related parties” to its shareholder Scranton Plasma B.V. worth Euros 39,509 thousand (notes 11 and 31).

Details of non-controlling interests and movement at 31 December 2023 are as follows:

	Thousands of Euros
				Business
				combinations /
		Balance at		Perimeter		Other	Translation	Balance at
	Reference	31/12/2022	Additions	additions	Dividends	movements	differences	31/12/2023
Grifols (Thailand) Pte Ltd		4,779	642	—	(28)	—	(149)	5,244
Grifols Malaysia Sdn Bhd		3,663	850	—	—	—	(283)	4,230
Araclon Biotech, S.A.		(593)	(544)	—	—	—	—	(1,137)
Kiro Grifols, S.L.		(25)	(301)	326	—	—	—	—
Haema GmbH		228,684	24,936	—	—	—	—	253,620
BPC Plasma, Inc		354,502	67,892	—	(266,406)	11	(8,342)	147,657
Grifols Diagnostics Solutions Inc.		1,353,674	39,670	—	—	74	(46,095)	1,347,323
Plasmavita Healthcare		10,134	2,634	—	—	—	—	12,768
Haema Plasma Kft	Nota 2 (b)	11,939	7,769	—	—	—	636	20,344
G Pyrenees Research Cntr		(6)	(12)	—	—	40	—	22
Albimmune SL		(741)	(1,021)	—	—	—	—	(1,762)
Biotest AG		361,596	(21,161)	6,283	—	(64)	10,356	357,010
		2,327,606	121,354	6,609	(266,434)	61	(43,877)	2,145,319

During the 2023 financial year, BPC Plasma, Inc. distributed a dividend without cash outflow compensating “Other loans to related parties”. This dividend corresponded to the result of the previous 4 financial years, valued at Euros 266,406 thousand to its shareholder Scranton Plasma B.V. This distribution had an impact against the Group’s non- controlling interests reserves (note 11).

During 2023, Grifols’ stake in SRAAS increased from 26.20% to 26.58% as a result of the purchase of SRAAS’s own shares. Therefore, the effective percentage of non-controlling interest was reduced from 33.21% to 33.04%.

At 31 December 2024 and 2023, the main items in the balance sheets of the most significant non- controlling interests are as follows:

	Thousands of Euros
	31/12/2024
					Total Consolidated Equity
	Non-current	Current	Non-current	Current	(except for intercompany	% Non-controlling	Non-controlling
	assets	assets	liabilities	liabilities	eliminations)	Interest	interests
Biotest Group	2,129,723	779,584	(539,279)	(656,572)	1,105,139	29.8%	329,552
GDS Group	4,626,938	253,256	(367,987)	(134,193)	4,378,013	45.0%	1,970,106
Haema GmbH	229,931	120,724	(33,986)	(50,293)	259,811	100%	259,811
BPC Plasma, Inc	239,579	25,975	(53,382)	(22,236)	145,602	100%	145,602
	7,226,171	1,179,539	(994,634)	(863,294)	5,888,565		2,705,071

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

	Thousands of Euros
	31/12/2023
					Total Consolidated Equity
	Non-current	Current	Non-current	Current	(except for intercompany	% Non-controlling	Non-controlling
	assets	assets	liabilities	liabilities	eliminations)	Interest	interests
Biotest Group	2,151,817	695,652	(537,781)	(650,627)	1,197,218	29.8%	357,010
GDS Group	4,216,198	273,576	(323,673)	(109,121)	4,056,980	33.2%	1,347,323
Haema GmbH	232,428	127,726	(28,859)	(74,680)	253,620	100%	253,620
BPC Plasma, Inc	228,306	23,004	(48,510)	(19,329)	147,657	100%	147,657
	6,828,749	1,119,958	(938,823)	(853,757)	5,655,475		2,105,610

	Thousands of Euros				Thousands of Euros
	2024				2023
		Consolidated	% Non-	Non-		Consolidated	% Non-	Non-
	Ordinary	Net	controlling	controlling	Ordinary	Net	controlling	controlling
	Income	Income	Interest	interests	Income	Income	Interest	interests
Biotest group	726,317	(96,194)	29.8%	(28,685)	684,521	(70,962)	29.8%	(21,161)
GDS Group	578,000	122,440	45.0%	47,619	605,851	119,453	33.2%	39,670
Haema GmbH	203,664	6,191	100.0%	6,191	194,892	24,936	100.0%	24,936
BPC Plasma, Inc	223,755	27,720	100.0%	27,722	248,918	67,892	100.0%	67,892
	1,731,736	60,157		52,847	1,734,182	141,319		111,337

Detail of cash flows of the most significant non-controlling interests is as follows:

	Thousands of Euros
	2024				2023
	Haema GmbH	BPC Plasma	Biotest Group	GDS Group	Haema GmbH	BPC Plasma	Biotest Group	GDS Group

Net cash flows from operating activities	17,640	39,188	62,960	212,945	23,278	5,814	(3,608)	232,418
Net cash flows from investing activities	(11,474)	(32,996)	(26,702)	(53,711)	(28,367)	(8,421)	209	(204,591)
Net cash flows from financing activities	—	—	(36,427)	(159,695)	—	—	(4,829)	(27,378)
	6,166	6,192	(169)	(461)	(5,089)	(2,607)	(8,228)	449

Haema GmbH and BPC Plasma, Inc.

In mid-2018, Grifols acquired 100% of the shares of Haema GmbH and BPC Plasma, Inc., which were subsequently sold to Scranton in December 2018, for the same amount and conditions under which they were acquired.

The following indicators support the power that Grifols maintains over these companies, even after their sale to Scranton and that, therefore, it retains control over Haema and BPC in accordance with IFRS 10:

-	Grifols has an option to repurchase 100% of both companies exercisable at any time, which, in addition, has a substantive character insofar as there are no restrictions on its exercise (even when the sales contract includes a nullity clause of the option in the event of default by the buyer, Grifols will maintain the ability to exercise said purchase option in the 90-day period that the buyer has to remedy a non-payment situation);
-	There are no shareholder agreements that establish that relevant decisions are approved in a manner different from by majority vote.
-	Grifols has the financial capacity to exercise the purchase option;
-	Although Grifols does not have voting rights, it maintains power in both companies, through its ability to exercise the repurchase option which grants it potential voting rights;

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

-	Furthermore, Grifols is the manager of both companies through the management contract in the plasma collection business of the donation centers, which includes general management and joint approval of the business plan, granting the intellectual property license and know-how.
-	Additionally, there is a plasma supply agreement for 30 years where the plasma that these entities will produce will be almost entirely to meet Grifols’ needs. The sale price of the plasma is established based on the full cost of production, plus a fixed margin. Both contracts have the same duration.
-	Therefore, although Scranton owns all of the voting rights, Grifols manages the businesses and acquires 100% of BPC and Haema’s production and in the event of any discrepancy between Scranton and Grifols, Grifols has the ability to exercise the right of the purchase option at any time.

As a result of all of the above, Grifols has the power to direct the relevant activities of these companies, since it manages them and jointly determines their business plan, having the unilateral right to repurchase 100% of both companies. The fact that Grifols has a currently exercisable purchase option implies that it acts as principal in the exercise of power (i) through the management contract and (ii) by not having delegated said power. Therefore, Grifols maintains control in both companies and therefore consolidates them.

In relation to the purchase option and given that it is based on a variable number of shares and a variable acquisition price, said instrument is a derivative financial instrument that must be valued at fair value with changes in the profit and loss account.

Based on the abovementioned contractual conditions, Grifols has estimated the value of the exercise of the repurchase option as follows: (i) the price at which the Selling Companies sold the shares to Scranton (totalling USD 538,000,000) increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus (ii) the change in working capital. Based on the business models of Haema and BPC, this change in working capital is expected to primarily reflect the undistributed profits at the time of exercise of the repurchase option. Given that the price of the exercise of the repurchase option aligns closely with the fair value of BPC and Haema, this option’s overall value is not considered significant. Furthermore, since the valuation of the option relies on unobservable market factors, it falls under Level 3 of the fair value hierarchy. Considering the uncertainties underlying the valuation of the option as it deals with non-observable variables, and the value of the same not being significant, said value has not been recognized as a 31 December 2024 and 2023 (not 29).

GDS Group

Previous to the sale of the 20% participation in SRAAS, there was an indirect participation:

-	Grifols owned a 26.58% stake in SRAAS (associated company), and a 55% stake in GDS (subsidiary) and;
-	SRAAS owns a 45% stake in GDS (company associated with SRAAS).

Since IAS 28 does not address how to account for cross-participations, Grifols opted to: in the equity method of integration of the result of SRAAS, the result that SRAAS recognized when integrating the result of GDS by its percentage of participation (45% of GDS) was excluded. Therefore, Grifols’ consolidated result did not include 11.96% of GDS’s result recognized in SRAAS (equivalent to 45%*26.58%) to avoid duplications, since the GDS Group is consolidated by global integration.

When determining the allocation of the GDS result attributed to the non-controlling interest (SRAAS), SRAAS’s percentage of participation in GDS was adjusted by 11.96% and therefore, the percentage to attribute the result was 33.04% (45% - 11.96%) and 33.21% for the period ended as of 31 December 2023 and 31 December 2022 respectively.

As a result of the sale transaction (note 12), Grifols now owns 6.58% of the participation in SRAAS (financial investment), so it losses its significant influence over its interest in SRAAS and, consequently, its indirect 11.96% stake in GDS’ capital that it held. In the current year, the effective percentage of non-controlling interest recognized in GDS increased to 45%.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Grifols, S.A. has control over Grifols Diagnostic Solutions, Inc (hereinafter GDS) through Grifols Shared Services North America, Inc (hereinafter GSSNA), following the entry of the new shareholder Shanghais RAAS Blood Products Co Ltd (hereinafter SRAAS).

Grifols, S.A., through GSSNA, owns 60% of the Class A shares with voting rights and 50% of the Class B shares without voting rights, with both classes of shares having the same economic rights, so the economic rights amount to 55%. SRAAS owns 40% of class A shares and 50% of class B shares and economic rights of 45%.

Both shareholders have the right of first refusal in the event of a sale of the stake by each of the parties. In addition, SRAAS has certain veto rights, although Grifols has control over GDS for the following reasons:

●	Grifols holds 60% of the voting rights and has 3 members on the Board of Directors out of a total of 5 members.
●	The dividend distribution policy is decided and approved unilaterally by Grifols.
●	It has been expressly endorsed by the parties in their agreements that Grifols has control over GDS;
●	In the meetings of the Board there is no reference or formal approval of the business and investment plan by SRAAS, and only very generic presentations of results are made and at no time do they mention or compare with the budget, but comparisons are made with respect to the previous comparative period;
●	Grifols only requires approval for investments or divestments in relevant assets, understood as such amounts greater than 30% of GDS’s assets. It should be noted that investments in GDS accumulated in the last twelve months in their budgets are well below this threshold;
●	The absence of control or joint control implies a risk to the performance of SRAAS and to mitigate this, a minimum accumulated EBITDA guarantee;
●	GDS is directed, operated and managed directly by Grifols, without SRAAS having any relevant involvement;
●	SRAAS does not have the power to appoint or remove GDS management.

(20)Provisions

Details of provisions at 31 December 2024 and 2023 are as follows:

	Thousands of Euros
	31/12/2024	31/12/2023
Provisions for pensions and similar obligations (a)	102,126	100,159
Other provisions	22,922	16,766
Non-current provisions	125,048	116,925

Trade provisions	25,089	39,695
Other provisions	13,524	8,111
Current provisions	38,613	47,806

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The movement in non-current and current provisions is as follows:

	Thousands of Euros
	Reference	31/12/2024	31/12/2023	31/12/2022
Opening balance		164,731	166,402	55,529

Business combinations	Note 3	—	—	138,476
Net charges		9,261	28,696	12,588
Net cancellations		(15,019)	(19,571)	(9,091)
Transfers		3,526	(9,550)	(33,575)
Translation differences		1,162	(1,246)	2,475
Closing balance		163,661	164,731	166,402

a)Pension plan

At 31 December 2024, 2023 and 2022, the balance of provisions for pensions and similar mainly includes provisions made by the Biotest Group in relation to retirement benefit obligations and employment commitments with certain employees.

Benefits are based on the employee’s length of service and salary. Retirement benefit obligations relate mainly to employees of the Group’s German companies. Similar obligations are foreign obligations payable in a lump sum on retirement and obligations of the pension savings plan. These plans are voluntary pension plans not subject to statutory or legal obligations. The amount of the pension obligations is mainly dependent on interest rate movements and the life expectancy of the participants.

In financial year 2024, assets of Euros 11,162 thousand, were mainly held by a trustee, company of the group, under a contractual trust arrangement (CTA) as external insolvency insurance for portions of the occupational pension scheme (Euros 10,757 thousand at 31 December 2023). Since the transferred funds qualify as plan assets in accordance with IAS 19, provisions for pensions and similar obligations were netted with the transferred assets. As a result, provisions for pensions and similar obligations were reduced accordingly.

At 31 December 2024 and 2023, the net defined benefit liability of the Group comprises the following:

	Thousands of Euros
	31/12/2024	31/12/2023
From pension plans	95,555	95,721
From similar obligations	17,733	15,195
Net present value of defined benefit obligations	113,288	110,916

For pension plans	9,011	8,738
For similar obligations	2,151	2,019
Fair value of plan assets	11,162	10,757

From pension plans	86,544	86,983
From similar obligations	15,582	13,176
Net defined benefit liability	102,126	100,159

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The costs for the defined benefit plans consist of the following components:

	Thousands of Euros
	31/12/2024	31/12/2023
Current service cost	4,704	5,204
Net interest expenses	3,361	3,536
Total expenses recognised in profit and loss	8,065	8,740

Actuarial (gains)/losses due to experience adjustments	(1,914)	(1,131)
Actuarial (gains)/losses due to changes in financial assumptions	(1,206)	4,200
Return on plan assets (excluding amounts included in net interest expense)	(111)	(227)
Revaluation recognised directly in other comprehensive income	(3,231)	2,842
Defined benefit costs	4,834	11,582

In financial year 2024, actuarial gains of Euros 3,120 thousand are recognized in other comprehensive income (actuarial losses of Euros 3,069 thousand at 31 December 2023). Of this amount, a gain of Euros 1,206 thousand resulted from changes in actuarial assumptions (Euros 4,200 thousand of losses at 31 December 2023), which is mainly due to the increase in the actuarial interest rate in the main plans in Germany from 3.5% to 3.4% (increase in the actuarial interest rate in the main plans in Germany from 3.9% to 3.4% in 2023).

The following table shows the reconciliation of the net present value of the defined benefit obligation (DBO):

	Thousands of Euros
	31/12/2024	31/12/2023
Net present value of defined benefit obligation	110,916	102,693

Current service cost	5,656	5,136
Interest expense	3,361	3,536
Expenses recognised in the statement of profit and loss	9,017	8,672

Actuarial losses due to experience adjustments	(1,914)	(1,131)
Actuarial gains due to changes in financial assumptions	(1,206)	4,200
Revaluation recognised directly in other comprehensive income	(3,120)	3,069

Pension benefits paid	(3,525)	(3,518)
Net present value of defined benefit obligations at 31 December	113,288	110,916

The following table shows the reconciliation of the fair value of plan assets:

	Thousands of Euros
	31/12/2024	31/12/2023
Fair value of plan assets	10,757	8,622

Interest income	268	95
Income recognised in the consolidated statement of income	268	95

Return on plan assets (excluding amounts included in net interest expenses)	(145)	(108)
Revaluations recognised directly in the statement of comprehensive income	(145)	(108)

Contribution by the employer	306	2,208
Payments from plan assets	(24)	(60)
Fair value of plan assets as of 31 December	11,162	10,757

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The following payments are expected to be made in subsequent years based on the current pension obligations of the Group:

	Thousands of Euros
	31/12/2024	31/12/2023
In the next 12 months	6,550	5,239
Between 2 and 5 years	22,756	22,369
Between 5 and 10 years	30,402	31,307
After 10 years	127,256	122,746
Total expected payments	186,964	181,661

The weighted average term of the defined benefit plans is 11.7 years as of 31 December 2024 (11.6 years at 31 December 2023).

Plan assets of the Group were invested in the following asset classes as of the reporting date:

	Thousands of Euros
	31/12/2024	31/12/2023
Cash and cash equivalents	2,941	102
Financial investment	131	2,750
Fund shares	8,090	7,905
Total assets	11,162	10,757

The plan assets transferred are invested in accordance with defined investment principles, whereby the maturity or termination option of the financial instruments must always be selected in such a way that the association can meet its payment obligations. In accordance with the investment principles, the assets can be invested in Euro time deposits as well as domestic government bonds, mortgage bonds or fund units in money market funds or corporate bonds, all in Euro. Loans can also be issued to the Group companies against the corresponding guarantees. A minimum rating of A- is required for all financial instruments.

The calculation of the pension plans is based on the following actuarial assumptions:

	31/12/2024	31/12/2023
Discount rate	3.5%	3.4%
Expected return on plan assets	3.4%	1.7%
Rate of increase for wages and salaries	3.4%	3.4%
Rate of interest for pensions	2.0%	2.0%
Employee turnover rate	3.0%	3.0%

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The actuarial rate of interest, salary trend, pension trend and life expectancy are regarded as material assumptions. These parameters are shown in the following overview together with information on the parameter changes and their impact on the net present value calculation as of 31 December 2024.

	Thousands of Euros
	Parameter change	Impact on the pension
Rate of interest	Increase by 50 basis points	(5,386)
Rate of interest	Decrease by 50 basis points	5,957
Salary trend	Increase by 50 basis points	93
Salary trend	Decrease by 50 basis points	(91)
Pension trend	Increase by 100 basis points	6,292
Pension trend	Decrease by 100 basis points	(5,360)
Life expectancy	Increase by one year	3,059

The impact on the net present value calculation as of 31 December 2023 is as follows:

	Thousands of Euros
	Parameter change	Impact on the pension
Rate of interest	Increase by 50 basis points	(5,411)
Rate of interest	Decrease by 50 basis points	5,510
Salary trend	Increase by 50 basis points	159
Salary trend	Decrease by 50 basis points	(154)
Pension trend	Increase by 100 basis points	6,737
Pension trend	Decrease by 100 basis points	(5,729)
Life expectancy	Increase by one year	3,185

An amount of Euros 13,460 thousand (Euros 12,100 thousand at 31 December 2023) was recognized as an expense for defined contribution plans and is broken down as follows:

	Thousands of Euros
	31/12/2024	31/12/2023
Defined contribution plans of the Company	35	38
Employer contributions to statutory pension scheme	13,425	12,062
	13,460	12,100

(21)Financial Liabilities

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details at 31 December 2024 and 2023 are as follow:

		Thousands of Euros
Financial liabilities	Reference	31/12/2024	31/12/2023 (*)
Non-current bonds	(a)	5,418,211	4,615,474
Senior secured debt	(b)	2,373,264	3,309,032
Other loans	(b)	53,125	445,249
Other non-current financial liabilities	(d)	810,379	814,069
Non-current financial derivatives	Note 30	—	11
Non-current lease liabilities	Note 8	1,024,845	1,004,227
Loan transaction costs		(189,180)	(154,458)
Total non-current financial liabilities		9,490,644	10,033,604

Current bonds	(a)	113,298	145,898
Senior secured debt	(b)	25,420	34,832
Other loans	(b)	292,780	699,211
Other current financial liabilities	(d)	123,406	115,566
Current financial derivatives	Note 30	5,863	10,133
Current lease liabilities	Note 8	116,534	107,101
Loan transaction costs		(1,214)	(89,127)
Total current financial liabilities		676,087	1,023,614

(*) Restated figures (Note 2.d)

a)Senior Notes

Detail of Senior Notes at 31 December 2024 is as follows:

	Thousands of Euros
	Issuance date		Company		Nominal value	Currency	Annual coupon	Maturity
Unsecured senior notes	5/10/2021	(1)	Grifols, S.A.	(2)	1,400,000	Euros	3.875%	2028
	5/10/2021	(1)	Grifols, S.A.	(2)	705,000	US Dollars	4.750%	2028
	15/11/2019	(1)	Grifols, S.A.	(2)	770,000	Euros	2.250%	2027

Secured senior notes	30/4/2024	(1)			1,000,000
	4/6/2024	(1)	Grifols, S.A.		300,000	Euros	7.500%	2030
	19/12/2024	(3)	Grifols, S.A.		1,300,000	Euros	7.125%	2030

(1)Listed on the Euronext Global Exchange Market of the Irish Stock Exchange (ISE)

(2)As a result of the merger between Grifols Escrow Issuer, S.A. and Grifols, S.A. in the fiscal year 2023 (see note 2).

(3)	Currently in process of preparation of the documentation for the listing on the Euronext Global Exchange Market of the Irish Stock Exchange (ISE)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

New Debt Issuances in 2024

On April 30, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting to Euros 1,000 million. Subsequently, on June 4, 2024, an additional private placement of senior secured notes amounting to Euros 300 million was completed. Both placements mature in May 2030 and bear an annual coupon of 7.5%, having the same economic terms and benefiting from the same personal garantees and in rem security as the senior secured notes issued on November 15, 2019. These notes have customary change of control protection in respect of the issuer. The funds obtained have been used to repay the senior unsecured notes (“Grifols Senior Unsecured Notes”) maturing in May 2025 amounting Euros 1,000 million and to partially repay (for an amount of Euros 300 million) the Group’s revolving credit facility of the Group’s Credit and Guaranty Agreement originally dated November 15, 2019 (the “Credit Agreement”) (note 21(b)).

On December 19, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting Euros 1,300 million, maturing in May 2030 and bearing an annual coupon of 7.125%. These notes also have customary change of control protection and in addition they have an special redemption feature during the call protection period (“non-call period”) allowing for a favorable redemption price versus the make-whole cost during such non-call period. The net funds obtained from such issuance have been used, together with available cash, to: (i) fully repay the Senior Secured Notes (“Senior Secured Notes”) of Grifols, S.A. maturing in February 2025, for an amount of Euros 343 million; and (ii) fully clean-down the amount drawn under the revolving credit facility of the Credit Agreement (note 21(b)).

Details of movement in the Senior Notes for the year ended 31 December 2024 are as follows:

	Thousands of Euros
	Outstanding				Outstanding
	balance at			Exchange	balance at
	01/01/2024	Issuance	Cancellation	differences	31/12/2024
Senior unsecured corporate notes 2017	1,000,000	—	(1,000,000)	—	—
Senior secured corporate notes 2019	1,577,465	—	(837,856)	—	739,609
Senior unsecured corporate notes Euros 2021	1,400,000	—	—	—	1,400,000
Senior unsecured corporate notes US Dollars 2021	638,009	—	—	40,593	678,602
Senior secured corporate notes 2024	—	2,600,000	—	—	2,600,000
	4,615,474	2,600,000	(1,837,856)	40,593	5,418,211

Details of movement in the Senior Notes for the year ended 31 December 2023 are as follows:

	Thousands of Euros
	Outstanding	Exchange	Outstanding
	balance at 01/01/2023	differences	balance at 31/12/2023
Senior unsecured corporate notes 2017	1,000,000	—	1,000,000
Senior secured corporate notes 2019	1,577,465	—	1,577,465
Senior unsecured corporate notes Euros 2021	1,400,000	—	1,400,000
Senior unsecured corporate notes US Dollars 2021	660,979	(22,970)	638,009
	4,638,444	(22,970)	4,615,474

At 31 December 2024 and 2023 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

	Thousands of Euros
	31/12/2024	31/12/2023
Issuance date	4/5/2024	5/5/2023
Maturity date	4/5/2025	4/5/2024
Nominal amount of promissory notes (Euros)	3,000	3,000
Interest rate	5.00%	4.00%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Promissory notes subscribed	77,475	117,570
Buy-backs or redemptions	(3,084)	(1,842)
Interest pending accrual	(1,214)	(1,540)

b)Loans and borrowings

Details of loans and borrowings at 31 December 2024 and 2023 are as follows:

					Thousands of Euros
					31/12/2024		31/12/2023
					Amount	Carrying	Amount	Carrying
Credit	Currency	Interest rate	Date awarded	Maturity date	extended	amount	extended	amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360,000	856,869	1,360,000	1,242,210
Senior debt - Tranche B	US Dollars	SOFR + 2.00%	15/11/2019	15/11/2027	2,343,896	1,516,395	2,343,896	2,066,822
Total senior debt					3,703,896	2,373,264	3,703,896	3,309,032

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	—	—	100,000	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	21,250	85,000	31,875
EIB Loan	Euros	2.15%	25/9/2018	25/9/2028	85,000	31,875	85,000	42,500
Total EIB Loan					170,000	53,125	270,000	85,000

Revolving Credit	US Dollars	SOFR + 2.50%	15/11/2019	15/11/2025	414,667	—	937,559	360,249
Revolving Credit Renewed	US Dollars	SOFR + 2.50%	19/12/2024	30/5/2027	863,500	—	—	—
Total Revolving Credit					1,278,167	—	937,559	360,249

Loan transaction costs					—	(88,257)	—	(104,797)
Non-current loans and borrowings					5,152,063	2,338,132	4,911,455	3,649,484

					Thousands of Euros
					31/12/2024		31/12/2023
					Amount	Carrying	Amount	Carrying
Credit	Currency	Interest rate	Date awarded	Maturity date	extended	amount	extended	amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	(*)	7,830	(*)	13,076
Senior debt - Tranche B	US Dollars	SOFR + 2.00%	15/11/2019	15/11/2027	(*)	17,590	(*)	21,756
Total senior debt					—	25,420	—	34,832

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.15%	25/9/2018	25/9/2028	(*)	10,625	(*)	10,625
Total EIB Loan					—	31,875	—	31,875
Other current loans		0.10% - Euribor + 7.9%			277,048	260,905	691,514	667,336
Loan transaction costs					—	—	—	(59,735)
Current loans and borrowings					277,048	318,200	691,514	674,308

(*) See amount granted under non-current debt.

Current loans and borrowings include accrued interest amounting to Euros 25,775 thousand at 31 December 2024 (Euros 27,468 thousand at 31 December 2023).

Between 2015 and 2018, the Group arranged three long-term loans with the European Investment Bank totaling Euros 270,000 thousand (divided into two loans of Euros 85,000 thousand and one loan of Euros 100,000 thousand) to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2024, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 85,000 thousand (Euros 116,875 thousand at 31 December 2023).

“Other current loans” includes a secured loan from the Group company Biotest, AG with an original term of 5 years until 2024. The total volume amounts to Euros 240 million, divided into two Term Facilities (B1 and B2) of Euros 225 million and a Revolving Credit Facility of Euros 15 million. As of December 31, 2024, said loan has been fully repaid in accordance with its maturity (Euros 223,077 thousand at 31 December 2023).

Additionally, it is relevant to mention that the funds obtained from the sale of SRAAS have been used to amortize, on a pro-rata basis, the Senior Debt Tranche B maturing in 2027 and the Senior Secured Bonds (“Senior Secured Notes”) maturing in 2025. The prepayments were made towards next eight installments and the remainder was applied pro-rata against the remaining installments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Senior Secured debt

The Senior Secured debt consists of an eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros. The terms and conditions of both tranches are as follows:

●	US Dollar Tranche B:
●	Original principal amount of US Dollars 2,500 million.
●	Applicable margin of 200 basis points (bp) pegged to SOFR.
●	Quasi-bullet repayment structure.
●	Maturity in 2027.
●	Tranche B in Euros:
●	Original principal amount of Euros 1,360 million.
●	Applicable margin of 225 basis points (bp) pegged to Euribor.
●	Quasi-bullet repayment structure.
●	Maturity in 2027.

Details of Tranche B by maturity at 31 December 2024 are as follows:

	US Tranche B			Tranche B in Euros
		Principal in Thousands	Principal in		Principal in Thousands of
	Currency	of US Dollars	Thousands of Euros	Currency	Euros
Maturity
2026	US Dollars	8,431	8,115	Euros	4,582
2027	US Dollars	1,566,943	1,508,280	Euros	852,287
Total	US Dollars	1,575,374	1,516,395	Euros	856,869

The borrowers of the total Senior secured debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

Revolving credit facility

On 11 December 2024, and in relation to the Multicurrency Revolving Credit Facility (RCF), it was reported that the amount was increased from USD 1,000 million to USD 1,278.67 million until November 2025.

On 23 December 2024, and in relation to the Multicurrency Revolving Credit Facility (RCF), it was reported an 18- month extension of most of its current amount (the “RCF Extension”), with a new maturity in May 2027 and an amount of USD 863.50 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Following the extension of the Multicurrency Revolving Credit Facility (RCF), the financial expenses associated with the facility remain unchanged.

Movement in the Revolving Credit Facility is as follows:

	Thousands of Euros
	31/12/2024	31/12/2023
Drawn opening balance	360,249	—
Drawdowns	1,340,285	1,501,207
Repayments	(1,722,537)	(1,131,565)
Translation differences	22,003	(9,393)
Drawn closing balance	—	360,249

On February 21, 2025, further commitments from banks amounting to USD 74.5 million were signed, increasing the RCF for an amount of 74.5 millions of US Dollars (see note 32).

c)Covenants

Restricted Covenants

The outstanding notes issuances and the Credit Agreement include customary restricted covenants, including the following:

●	Customary restrictive covenants, subject to negotiated exceptions in line with market practice, mainly including: (i) restrictions on distributing dividends or making certain restricted payments or investments; (ii) limitations on incurring additional indebtedness, providing guarantees on debt, or issuing equity classified as disqualified stock; (iii) restrictions on creating liens on assets.
●	Customary events of default.
●	Customary pari-passu clauses, under which the senior secured notes and senior secured loans have the same ranking and seniority ahead of other unsecured and subordinated debt.
●	Customary early redemption option within our fixed rate instruments, subject to a call price schedule that declines ratably to par as from year 5.
●	Customary changes of control protection; which, if triggered, will result in the need to repay or refinance the Group’s senior indebtedness represented by the Credit and Guaranty Agreement, the Senior Notes and the EIB Finance Contracts.

As of December 31, 2024 and 2023, the Group is in compliance with the customary restricted covenants included in the financing agreements.

Guarantors

The notes and the senior secured debt under the Credit Agreement (including the revolving loans under the Credit Agreement) are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group. The guarantors are Grifols, S.A., Grifols Worldwide Operations Limited, Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics, LLC, Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, LLC, Grifols International, S.A. and Grifols Biotest Holdings GmbH.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

d)Other financial liabilities

Details of other financial liabilities at 31 December 2024 and 2023 are as follows:

		Thousands of Euros
Other financial liabilities	Reference	31/12/2024	31/12/2023
Non-current debt with GIC (sovereign wealth fund in Singapore)	(i)	760,080	759,554
Non-current preferential loans		5,613	5,966
Other non-current financial liabilities	(ii)	44,686	48,549
Total other non-current financial liabilities		810,379	814,069

Current debt with GIC (sovereign wealth fund in Singapore)	(i)	84,539	81,384
Current preferential loans		1,392	1,536
Other current financial liabilities		37,475	32,646
Total other current financial liabilities		123,406	115,566

(i)Debt with GIC – Singapore sovereign wealth fund

In November 2021, approval was received from the pertinent authorities to close the agreement with GIC (Sovereign Fund of Singapore), announced in June 2021, whereby the Group received an amount of US Dollars 990 million in exchange for 10 ordinary Class B shares in Biomat USA and nine ordinary Class B shares in a new sub-holding, Biomat Newco, created for this purpose.

The main terms and conditions of the agreement with GIC were:

●	The distribution of annual preferential dividends to GIC equivalent to US Dollar 4,168 thousand per share, following majority approval of the Board of Directors of Biomat USA and Biomat Newco;
●	The redemption right with respect to Class B stock for US Dollars 52,105 thousand per share, is subject to unilateral approval of the Class B stockholders (with one share annually redeemable starting as of 31 December 2023). At 31 December 2024 a total of two shares have been redeemed (one at 31 December 2023).
●	From 1 December 2036, holders of Class B shares of Biomat USA will have the right to request Biomat USA to redeem up to the total of the Class B shares they hold at a value of US Dollars 52,105,263.16 per share. Class B shareholders of Biomat Newco will have the same right with respect to Biomat Newco.
●	In the event that the dividends or the annual redemption at Biomat USA or Biomat NewCo, where applicable, is not approved, is partially paid, or is otherwise not paid, GIC holds the right to obtain in exchange thereof an undetermined number of shares among the following alternatives (i) an additional number of shares in Biomat USA, in lieu of the non-payment occurred at Biomat USA, (ii) an additional number of shares in Biomat NewCo, in lieu of the non-payment occurred at Biomat NewCo; or (iii) a number of ADRs of Grifols S.A. in lieu of either (i) or (ii).
●	Grifols holds the right to redeem all of the Class B stock from the fifth year onwards;
●	In the event of liquidation of Biomat USA and Biomat Newco, GIC shall have the right to the preferential liquidation of US Dollars 52,105 thousand per share, but shall not have any rights over the liquidation of net assets of these companies.

At 31 December 2024, current debt with GIC includes Euros 34,385 thousand of accrued interests plus Euros 50,154 thousand related to the share redemption right (Euros 34,230 thousand of accrued interests plus Euros 47,154 thousand related to the share redemption right at 31 December 2023).

Grifols did not have the discretional right to avoid payment in cash and therefore, the instrument is recorded as a financial liability.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The Group does not lose control of Biomat USA and continues overseeing all aspects of the Biomat Group’s administration and operations.

(ii)Other non-current and current financial liabilities

At 31 December 2024, “Other non-current financial liabilities” include mainly an unsecured long-term loan in the amount of Euros 44.3 million corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (note 3) (Euros 44.3 million and Euros 3.4 million from a supply contract respectively at 31 December 2023).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros
	31/12/2024	31/12/2023
Maturity at:
Up to one year	123,405	115,566
Two years	51,645	52,268
Three years	51,211	48,478
Four years	51,016	48,060
Five years	95,262	47,848
Over five years	561,245	617,415
	933,784	929,635

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

e)Changes in liabilities derived from financing activities

	Thousands of Euros
			Senior Secured
			debt & Other	Finance lease	Other financial
	Reference	Bonds	loans	liabilities	liabilities	Total
Carrying amount at 1 January 2022		4,743,534	3,707,048	873,724	882,935	10,207,241
New financing		112,557	990,537	—	16,448	1,119,542
Payments		(217,058)	(944,386)	(104,287)	(15,685)	(1,281,416)
Interest accrued		176,317	206,901	43,640	84,586	511,444
Other movements		744	(744)	123,792	—	123,792
Interest paid		(150,595)	(156,461)	—	(43,331)	(350,387)
Liabilities assumed in business combinations	Note 3	(1,804)	121,597	30,290	31,016	181,099
Foreign exchange differences		27,965	117,029	49,785	50,154	244,933
Balance at 31 December 2022		4,691,660	4,041,521	1,016,944	1,006,123	10,756,248
New financing		113,100	1,505,657	—	4,621	1,623,378
Payments (*)		(121,957)	(1,171,677)	(116,394)	(57,532)	(1,467,560)
Interest accrued		177,482	352,325	40,105	85,586	655,498
Other movements		—	—	184,186	3,221	187,407
Interest paid		(147,998)	(308,048)	—	(72,896)	(528,942)
Liabilities assumed in business combinations	Note 3	—	—	—	2,464	2,464
Foreign exchange differences (*)		(29,971)	(95,983)	(13,513)	(31,808)	(171,275)
Balance at 31 December 2023		4,682,316	4,323,795	1,111,328	939,779	11,057,218
New financing (**)		2,616,194	1,340,285	—	(7,425)	3,949,054
Payments		(1,956,576)	(3,240,696)	(111,488)	(50,165)	(5,358,925)
Interest accrued		228,085	399,225	49,102	69,647	746,059
Other movements		—	—	49,356	2,922	52,278
Interest paid		(182,007)	(317,148)	—	(72,332)	(571,487)
Foreign exchange differences		41,358	150,873	43,081	57,222	292,534
Balance at 31 December 2024		5,429,370	2,656,334	1,141,379	939,648	10,166,731

(**) Includes transaction costs

(*) Restated figures (note 2.d)

(22)	Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2024	31/12/2023 (*)
Suppliers	852,305	822,953
VAT payable	13,825	13,357
Taxation authorities, withholdings payable	10,626	8,892
Social security payable	42,692	28,180
Other public entities	143,036	82,752
Other payables	210,179	133,181
Current income tax liabilities	60,535	14,523
	1,123,019	970,657

(*) Restated figures (note 2.d)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

(23)	Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2024	31/12/2023 (*)
Salaries payable	240,650	237,099
Other current debts	6,912	7,074
Deferred income	36,500	28,870
Advances received	34,365	10,323
Other current liabilities	318,427	283,366

(*) Restated figures (Note 2.d)

At 31 December 2024 and 2023, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer.

(24)Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net revenue for 2024, 2023 and 2022 by segment is as follows:

	Thousands of Euros
	2024	2023	2022
Biopharma	6,142,588	5,558,301	5,005,382
Diagnostic	644,898	670,269	671,292
Bio supplies	215,664	159,957	146,076
Others	209,232	203,450	250,165
Intersegments	—	—	(8,948)
	7,212,382	6,591,977	6,063,967

The geographical distribution of net revenue is as follows:

	Thousands of Euros
	2024	2023	2022
USA and Canada	4,087,030	3,898,961	3,855,607
Spain	423,080	362,877	320,631
European Union	1,118,258	893,050	711,579
Rest of the world	1,584,014	1,437,089	1,176,150
Consolidated	7,212,382	6,591,977	6,063,967

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details of discounts and other reductions in gross revenue are as follows:

	Thousands of Euros
	2024	2023	2022
Gross sales	9,489,669	8,389,387	7,720,463
Chargebacks	(1,891,578)	(1,525,210)	(1,402,218)
Cash discounts	(93,024)	(81,773)	(76,547)
Volume rebates	(76,312)	(59,000)	(66,280)
Medicare and Medicaid	(72,398)	(68,353)	(64,438)
Other discounts	(143,975)	(63,074)	(47,013)
Net sales	7,212,382	6,591,977	6,063,967

Movement in discounts and other reductions in gross revenue during 2024 is as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2023	318,559	7,009	23,528	26,365	34,792	410,253
Current estimate related to sales made in current and previous periods (1)	1,891,578	93,024	76,312	72,398	143,975	2,277,287
(Actual returns or credits in current period related to sales made in current period) (2)	(1,737,477)	(85,100)	(37,569)	(56,470)	(86,765)	(2,003,381)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(105,282)	(7,473)	(23,237)	(18,404)	10,322	(144,074)
Translation differences	18,281	(640)	1,946	1,567	(594)	20,560
Balance at 31 December 2024	385,659	6,820	40,980	25,456	101,730	560,645
(1)	Net impact in the Consolidated Statements of Profit and Loss: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.
(2)	Amounts credited and posted against provisions for current period
(3)	Amounts credited and posted against provisions for prior period

Movement in discounts and other reductions to gross revenue during 2023 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2022	264,513	6,184	23,565	27,036	25,983	347,281
Current estimate related to sales made in current and previous periods (1)	1,525,210	81,773	59,000	68,353	63,074	1,797,410
(Actual returns or credits in current period related to sales made in current period) (2)	(1,324,855)	(74,829)	(37,078)	(49,402)	(30,647)	(1,516,811)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(135,606)	(6,443)	(21,182)	(18,676)	(23,374)	(205,281)
Translation differences	(10,703)	324	(777)	(946)	(244)	(12,346)
Balance at 31 December 2023	318,559	7,009	23,528	26,365	34,792	410,253

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Movement in discounts and other reductions to gross revenue during 2022 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992
Current estimate related to sales made in current and previous periods (1)	1,402,218	76,547	66,280	64,438	47,013	1,656,496
(Actual returns or credits in current period related to sales made in current period) (2)	(1,196,670)	(69,960)	(43,494)	(43,332)	(28,818)	(1,382,274)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(109,726)	(6,442)	(21,501)	(21,271)	(2,935)	(161,875)
Translation differences	8,845	338	1,034	1,587	138	11,942
Balance at 31 December 2022	264,513	6,184	23,565	27,036	25,983	347,281

(25)Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	2024	2023 (*)	2022 (*)
Cost of sales	1,373,499	1,384,426	1,367,923
Research and development	181,270	172,970	159,766
Selling, general and administration expenses	497,918	528,784	472,413
	2,052,687	2,086,180	2,000,102

(*) Restated figures (Note 2.d)

Details by nature are as follows:

	Thousands of Euros
	2024	2023 (*)	2022 (*)
Wages and salaries	1,668,348	1,698,415	1,621,294
Contributions to pension plans	42,644	42,843	41,156
Other social charges	33,994	30,868	33,678
Social security	307,701	314,054	303,974
	2,052,687	2,086,180	2,000,102

(*) Restated figures (Note 2.d)

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. It also included a reduction in staff in 2023 that affected approximately 8% of employees, mainly in plasma operations in the United States. During the year 2024, the Group have recognized a severance expense of Euros 14,232 thousand (Euros 75,348 thousand during the year 2023).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(26)	Expenses by Nature

a)Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2024, 2023 and 2022 classified by functions are as follows:

	Thousands of Euros
	2024	2023 (*)	2022 (*)
Cost of sales	273,306	274,552	278,628
Research and development	53,311	64,731	44,295
Selling, general and administration expenses	111,280	107,139	88,057
	437,897	446,422	410,980

(*) Restated figures (Note 2.d)

b)Other operating income and expenses

Other operating income and expenses incurred during 2024, 2023 and 2022 by function are as follows:

	Thousands of Euros
	2024	2023 (*)	2022 (*)
Cost of sales	618,695	621,119	700,749
Research and development	192,877	168,358	164,229
Selling, general and administration expenses	712,137	798,720	584,489
	1,523,709	1,588,197	1,449,467

(*) Restated figures (Note 2.d)

Details by nature are as follows:

	Thousands of Euros
	Reference	2024	2023 (*)	2022 (*)
Changes in trade provisions		(21,007)	3,567	8,743
Professional services		379,903	424,332	307,385
Commissions		28,494	44,946	40,397
Supplies and auxiliary materials		194,672	210,489	254,344
Operating leases	Note 8	47,122	44,038	39,676
Freight		186,017	187,693	191,360
Repair and maintenance expenses		269,843	243,362	223,970
Advertising		83,901	80,223	91,887
Insurance		49,242	50,971	46,809
Royalties		21,817	21,766	13,646
Travel expenses		43,883	48,119	52,606
External services		106,121	98,876	89,799
R&D Expenses		108,227	98,947	94,903
Gains on disposal of assets		—	(3,042)	(22,236)
Other		25,474	33,910	16,178
Other operating income&expenses		1,523,709	1,588,197	1,449,467

(*) Restated figures (Note 2.d)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. As of 31 December 2024, the Group recognized an expense of approximately Euros 22,302 thousand (Euros 79,090 thousand at 31 December 2023) mainly in professional services.

(27)	Finance Result

Details are as follows:

	Thousands of Euros
	Reference	2024	2023 (*)	2022
Finance income		44,423	62,430	33,859
Finance costs from senior unsecured notes		(230,478)	(177,482)	(181,149)
Finance costs from senior debt	Note 21(b)	(279,543)	(257,350)	(161,466)
Finance costs from other financial liabilities		(69,452)	(73,533)	(81,914)
Capitalized interest	Note 9	27,772	36,892	25,184
Finance lease expenses	Note 8	(50,870)	(44,587)	(45,198)
Other finance costs		(112,194)	(80,824)	(33,780)
Finance costs		(714,765)	(596,884)	(478,323)
Dividends		2,060	—	—
Financial cost of sale of trade receivables	Note 15	(30,782)	(24,993)	(18,201)
Change in fair value of financial instruments	Note 12	19,882	1,459	11,999
Impairment of financial investments		(9,081)	—	—
Exchange differences		(59,756)	(16,386)	7,725
Finance result		(748,019)	(574,374)	(442,941)

(*) Restated figures (Note 2.d)

During 2024, the heading Finance costs from senior unsecured notes includes financial expenses arising from the interest corresponding to senior secured bonds with a principal amount of Euros 1,300 millions issued at 7.5% that were used to amortize senior unsecured bonds with a principal amount of Euros 1.000 millions and an interest of 3.2% per annum.

The finance costs from other financial liabilities heading for 2024 includes finance costs related to the interest on the funds received by GIC amounting Euros 69,452 thousand (Euros 73,533 thousand at 31 December 2023) (see note 21(d)).

During 2024, the Group has capitalized interest at a rate of between 6.88% and 7.38% based on the financing received (between 6.03% and 6.79% during 2023).

(28)Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Araclon Biotech and Aigües Minerals de Vilajuiga, S.A. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc. and Grifols Therapeutics Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22% of taxable income, which may be reduced by certain deductions.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In 2021, the OECD released the Model Rules for Pillar 2 to address tax challenges arising from the digitization of the economy. This international tax system reform focuses on the geographic allocation of profits for tax purposes and is designed to ensure that multinational enterprises are subject to a minimum effective tax rate of 15%.

On 15 December 2022, the Council of the European Union formally adopted the European Directive on Pillar 2. As of 31 December 2024 Spain has approved the Draft Law transposing the European Directive to ensure a global minimum taxation of 15% for multinational corporations. This legislation will apply prospectively to accounting periods beginning on January 1, 2024.

On 23 May 2023, the International Accounting Standards Board (IASB) published the International Tax Reform - Second Pillar Model Rules. Proposed amendments to IAS 12, which will be applicable for periods beginning on 1 January 2023. The amendments to IAS 12 provide for a mandatory temporary exemption in recognizing deferred tax balances arising from the implementation of Pillar 2 legislation.

The Group has developed an accounting policy consistent with the amendments to IAS 12, whereby the Group does not record adjustments to deferred tax assets and liabilities resulting from the introduction of the minimum effective tax rate of 15%. In developing this accounting policy, the Group has also adopted the exemption to avoid providing detailed information on the amendments for transitional periods beginning on January 1, 2023.

On 18 January 2024, the Constitutional Court declared unconstitutional various tax precepts contained in Royal Decree-Law 3/2016. The company has assessed the impact that these provisions had in 2017 and subsequent years, and considers that, as they did not have a significant impact, it will not challenge the tax assessments for these years.

a)Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	2024	2023 (*)	2022 (*)

Profit before income tax from continuing operations	443,996	207,021	338,013

Tax at 25%	110,999	51,755	84,503
Permanent differences	66,715	(66,322)	(30,796)
Effect of different tax rates	(49,120)	52,372	9,953
Tax credits (deductions)	(21,991)	(1,193)	3,667
Prior year income tax expense	16,698	2,132	12,685
Other income tax expenses/(income)	107,889	4,605	10,099
Income tax expense	231,190	43,349	90,111

Deferred tax	(75,067)	(140,095)	(15,138)
Current tax	306,257	183,444	105,249
Income tax expense	231,190	43,349	90,111

(*) Restated figures (Note 2.d)

The effect of the different tax rates is basically due to a change of country mix in profits.

As of December 31, 2024, the caption “Other income tax expenses/(income)” includes, among other concepts, the accrual of fiscal provisions (see Note 28(c)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

b)Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	31/12/2024	31/12/2023 (*)	31/12/2022

Assets
Provisions	31,444	29,663	20,511
Inventories	76,368	73,661	67,557
Tax credits (deductions)	26,681	76,603	33,921
Tax loss carryforwards	49,664	27,804	58,159
Fixed assets, amortisation and depreciation	78,348	61,479	—
Other	90,872	44,735	6,197
Subtotal, assets	353,377	313,945	186,345
Goodwill	(2,027)	(2,727)	(3,063)
Fixed assets, amortisation and depreciation	(9,677)	(4,155)	(16)
Intangible assets	—	—	(1,349)
Other	—	(6,734)	(6,994)
Subtotal, net liabilities	(11,704)	(13,616)	(11,422)
Deferred tax assets, net	341,673	300,329	174,923

Liabilities
Goodwill	(451,387)	(376,520)	(337,948)
Intangible assets	(678,833)	(658,099)	(669,316)
Fixed assets	(74,625)	(85,082)	(92,811)
Debt cancellation costs	(56,811)	(41,894)	(50,666)
Others	(6,300)	(53,503)	—
Subtotal, liabilities	(1,267,956)	(1,215,098)	(1,150,741)
Tax loss carryforwards	3,101	10,459	2,993
Tax credits (deductions)	18,259	68,104	14,578
Inventories	1,904	1,848	652
Provisions	123,880	105,656	70,206
Other	109,108	40,402	27,489
Subtotal, net assets	256,252	226,469	115,918
Net tax deferred Liabilities	(1,011,704)	(988,629)	(1,034,823)

(*) Restated figures (Note 2.d)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2024	31/12/2023 (*)	31/12/2022
Balance at 1 January	(688,300)	(859,900)	(481,477)
Movements during the year	75,067	140,095	15,138
Business combination (note 3)	—	239	(361,051)
Translation differences	(56,798)	31,266	(32,510)
Balance at 31 December	(670,031)	(688,300)	(859,900)

(*) Restated figures (Note 2.d)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2024, 2023 and 2022 were recognized in the statement of profit and loss.

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in five years.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 125,153 thousand (Euros 103,303 thousand at 31 December 2023).

The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to Euros 79,551 thousand as of 31 December 2024 (Euros 76,348 thousand as of 31 December 2023).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

c)Years open to inspection

As established by current legislation, taxes cannot be considered definitively settled until the returns have been audited by the corresponding tax authorities, or the statute of limitations has elapsed.

Tax Audits

The Group is currently undergoing the tax audits explained below. Note that the Group acts with the tax authorities in a cooperative and transparent manner to resolve disputes and considers that its position in the years and matters described below is in accordance with the law and is based on a reasonable interpretation of the applicable regulations. Therefore, the Group intends to file all the appropriate appeals and petitions to best defend its interests.

●	Certain companies of the Group domiciled in Spain, taxed under the Spanish tax consolidation regime, were subject to an audit by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the fiscal years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

On 8 November 2021, the Group agreed to the resulting assessments (“conformidad”). No penalties were imposed on any of the Group companies for any of the taxes subject to audit.

Moreover and since these assessments have resulted in an adjustment in the allocation of taxable income between different jurisdictions and in light of their effect on the Group’s transfer pricing position, the Group now has a legal right to recover certain amounts from the corresponding countries jurisdictions, under a Mutual Agreement Procedure in accordance with the provisions of the European Convention on the elimination of double taxation in connection with the adjustment of profits from Group companies.

●	Grifols Shared Services North America, Inc. and subsidiaries received in 2020 notification of a tax audit relating to the State Income Tax for the fiscal years 2017 and 2018.

The US Internal Revenue Service (“IRS”) has indicated that it intends to review the pricing of certain cross-border intercompany transactions involving the US. Currently, the IRS is still in the initial phase of their analysis and only beginning discussions have taken place.

●	Certain Group companies domiciled in Spain, taxed under the Spanish tax consolidation regime, recently underwent an audit by the Spanish State Tax Administration Agency, in relation to Corporate Income Tax for the fiscal years 2017 to 2019 and Value Added Tax, personal income tax, non-resident income and capital income tax for June 2018 to December 2019. The Group disagreed to the corresponding assessment proposals (“disconformidad”) and has received the corresponding final assessments. No penalties were imposed on any of the Group companies for any of the taxes subject to these audit proceedings.

As regards Corporate Income Tax, the assessment is based on a different pricing criteria approach. In relation to VAT, the assessment relies on a different interpretation of the financial activity carried out by the Group and how such difference affects the deductibility of certain expenses.

The net tax liability included in the group’s Financial Statements to cover the worldwide exposure to uncertain tax treatments at December 31, 2024 is Euros 136,705 thousand (Euros 76,604 thousand as of December 31, 2023) and it is included under the caption “Other public entities”. This increase in the net tax liability for uncertain tax positions relates to transfer pricing mainly as a result of an update of potential tax liabilities following the tax audits mentioned above.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Transfer pricing matters are complex, highly subjective and open to disputes involving different tax jurisdictions. The topics under discussion are complex and may take many years to resolve. The tax liability includes uncertain tax treatments that are estimated using either the most likely amount method or the expected value method and depend on the Group’s assessment as to whether the approach taken by the Tax Authorities is likely to be sustained by Tribunals or Courts. Such assessment could change in the future to reflect progress in Tax Authorities’ reviews to the extent that any Tax Authority review is concluded; progress in on-going appeals and international procedures, including the return of taxes which have already been paid under the assessments set out above; changes in legal provisions or in the interpretation of such provisions; or even expiry of the corresponding statutory periods of limitations.

Management believes that it is unlikely that additional liabilities, above the amounts provided, will arise. Also, it is possible that the amounts provided may change and be partially, or even entirely, mitigated in future periods, as reviews, appeals or procedures challenging the Tax Authorities’ approach progress or even the relevant statutes of limitation expire. Management continues to believe that the Group’s position on all its transfer pricing, audits and disputes is robust, and that the Group has recognised appropriate tax provision balances, including consideration of whether corresponding relief will be available under applicable Mutual Agreement Procedures with the different countries.

Timing of cash flows

As highlighted above, the Group is currently under tax audit in several countries and the timing of any resolution of these audits is uncertain.

It is anticipated that tax payments may be required in relation to the ongoing tax audits which may be resolved over coming years. The Group considers the tax liabilities set out above to appropriately reflect, according to current information, the expected value of any final settlement. Some of the items discussed above are not currently within the scope of tax authority audits and may take longer to be resolved.

Minimum taxation (Pillar2 OECD)

As at December 31, 2024, the Group continues to assess the implications of the OECD’s Pillar 2 reform, which provide for global minimum taxation rules. These rules have been adopted in the EU through the relevant Directive, which Member States must transpose for the rules to apply as of 1 January 2024.

Beyond a significant increase in formal compliance burdens, the Group does not expect significant economic impacts from the application of this new regulation, as it is already subject to effective tax rates above 15% in most of the territories in which it operates and expects to benefit from the “transitional safe harbour” which allows avoiding the additional tax and alleviating formal compliance burdens.

An exception to the above is Ireland, which has a nominal corporate income tax rate of 12.5% and has already passed its own Pillar 2 legislation which will allow it to levy corporate income tax directly. Although the complexity of the legislation could, in specific cases, give rise to additional taxation, the Group has made an assessment of such impact for 2024 and it amounts to Euros 5 million.

(29)Other Commitments with Third Parties and Other Contingent Liabilities

a)Guarantees

The Group has no material guarantees extended to third parties.

b)Guarantees committed with third parties

Since 30 June 2023, Grifols, through Grifols Shared Services North America, Inc, acts as a guarantor for five lease contracts for certain ImmunoTek plasma collection centers not affected by the collaboration agreement with Biotek America LLC. In addition, Grifols, S.A. acts as guarantor of the commitments made for the purchase of the 28 plasma centers (see note 11).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Additionally, the Group has material guarantees extended to third parties described in note 19 and 21.

c)Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2024 has amounted to Euros 1,259 thousand (Euros 1,079 thousand for 2023).

In the event that control is taken of the Company, the Group has agreements with 31 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from one to five years’ salary.

In addition, the share-based remuneration plans maintained by the Company for certain employees include clauses according to which, in the event of a change of control, the amounts pending exchange would be early settled under the terms described in said agreements.

The Group has contracts with 23 executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances.

Restricted Share Unit Retention Plan

In March 2022, the Group established a Restricted Stock Share Plan (hereinafter RSU) for certain employees. Under this plan, an employee may elect to receive up to 50% of his or her annual bonus in Class B non-voting ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADSs), and the Group will match this with an additional 50% contribution in RSUs.

Class B Grifols shares and Grifols ADSs are valued at the date of grant of the bonus.

These RSUs will have a vesting period of 2 years and 1 day and will subsequently be exchanged for Grifols Class B Shares or Grifols ADSs (American Depositary Shares representing 1 Class B Share).

If an eligible employee leaves the company or is terminated prior to the vesting period, he/she will not be entitled to the additional RSUs.

At 31 December 2024, the Group has settled the 2022 RSU plan for an amount of Euros 17,577 thousand (Euros 3,296 thousand at 31 December 2023 corresponding to the 2020 RSU plan).

This commitment was treated as equity-settled, with no accumulated amount recognized at 31 December 2024 (Euros 8,282 thousand at 31 December 2023).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Equity-settled share-based payment plan

In May 2023, the Board of Directors approved a proposal to the Ordinary General Meeting on 16 June, 2023, which approved it, a long term incentive plan. based on the granting of stock options for certain executive directors, members of the senior management of Grifols and its subsidiaries. The plan has a term of four years for each beneficiary, from the effective date where 40% of the options granted will vest (provided that the conditions for their vesting are met) at the end of the second year of the plan and the remaining 60% will vest (provided that the conditions for their vesting are met) at the end of the fourth year of the plan. A maximum of 4,000,000 stock options will be granted, representing the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for the vesting of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, settlement is subject to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, in order to reward value creation through the achievement of the objectives set in the plan. The Company will allocate the shares it currently holds in treasury or may come to hold to cover the needs of the plan.

Settlement date	Number of shares assigned	Unit fair value (Euros)
2025	1,040,000	3.05
2027	1,560,000	2.85

Additionally, there is a special remuneration plan referenced to the value of the share settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity 2024 and 2025.

Settlement date	Number of shares assigned	Unit fair value (Euros)
31/12/2026	180,000	2.39
22/2/2025	700,000	1.08
28/2/2025	270,000	2.19

The recognized amount in Equity as 31 December 2024 amounts to Euros 5,621 thousand (Euros 2,586 thousand at 31 December 2023).

Cash-settled share-based payment plan

In May 2023, the Board of Directors of Grifols, S.A. approved a new long-term incentive plan based on restricted stock units (RSUs) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be settled at the end of the second year of the plan and the remainder at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols on the settlement date of the plan and, in addition, such settlement is subject to the achievement of performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of the Class A shares during the five (5) business days prior to the settlement. At 31 December 2024, the total accumulated amount is Euros 2,932 thousand. Of the total, 2,090 thousand euros are short- term in the heading “Trade creditors and other accounts payable” (1,610 thousand euros as of December 31, 2023) and 842 thousand euros are long-term in the heading “Provisions” (without amount as of December 31, 2023). The amount recognized in the Consolidated Statement of Profit and Loss as of 31 December 2024 amounts to Euros 1,208 thousand (Euros 1,724 thousand in 2023).

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
2025	268,350	9.44
2027	268,350	7.61

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Fidelity programs addressed to management

In 2024, the Group has signed contracts with certain executives, establishing a long-term share-based or cash-based incentive as part of its remuneration system. In the case of transfer of shares, these will be made in equal terms on the anniversary date or at the end of the period, according to the terms of the agreement, and always subject to the permanence of the beneficiary on the agreed settlement dates. Each beneficiary must have been continuously employed by Grifols until the settlement date.

The amount recognized in equity as of December 31, 2024 amounts to Euros 1,058 to thousands.

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 33,6 million in 2024 (US Dollars 33.4 million in 2023).

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

The Biotest Group has established retirement benefits and employment commitments for certain employees, primarily from its German companies. These benefits are based on employees’ length of service and salary. The pension plans are voluntary and are not subject to statutory or legal obligations. The amount of pension liabilities largely depends on fluctuations in interest rates and the life expectancy of the beneficiaries.

d)Purchase commitments

Details of the Group’s raw material purchase commitments at 31 December 2024 are as follows:

Thousands of Euros
2025	334,304
2026	198,644
2027	128,568
2028	113,570
2029	112,946
More than 5 years	128

Purchase option on BPC Plasma Inc. and Haema Gmbh

Pursuant to the share purchase agreement dated 28 December 2018, the Grifols Group, through Grifols Shares Services North America Inc (for the shares of BPC Plasma Inc, formerly known as Biotest US Corporation (“BPC”) and Grifols Worldwide Operations Limited (for the shares of Haema AG, now called Haema GmbH (“Haema”)) (the “Selling Companies”) sold 100% of the capital shares of BPC and Haema to Scranton Plasma B.V. (“Scranton”). The share purchase agreement includes an option for the Selling Companies to repurchase the shares, granting the Selling Companies an irrevocable and exclusive right (though not an obligation) to repurchase the shares sold to Scranton at any time following the sale, provided that when the option of the repurchase of the shares of a company (BPC or Haema, as the case may be) is exercise, the option for the repurchase of the other company (Haema or BPC, as the case may be) is also exercised simultaneously.

The purchase option involves a variable number of shares and a variable acquisition price. This characteristic classifies it as a derivative financial instrument that needs to be fairly valued, ultimately impacting the profit and loss account.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The exercise price for the option will be determined based on the higher of the following two amounts: (i) the aggregate of the price at which the shares were sold to Scranton, increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus the increase in net working capital from the date of sale until the repurchase completion date resulting from the exercise of the repurchase option; and (ii) the amount required to pay in full the indebtedness that Scranton incurred with the lending entity to purchase the shares of Haema and BPC from the Selling Companies, for an amount of USD 425,000,000 along with any accrued interest and additional amounts required to fully repay that indebtedness.

Based on the abovementioned contractual conditions, Grifols has estimated the value of the exercise of the repurchase option as follows: (i) the price at which the Selling Companies sold the shares to Scranton (totalling USD538,000,000) increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus (ii) the change in working capital. Based on the business models of Haema and BPC, this change in working capital is expected to primarily reflect the undistributed profits at the time of exercise of the repurchase option. Given that the price of the exercise of the repurchase option aligns closely with the fair value of BPC and Haema, this option’s overall value is not considered significant. Furthermore, since the valuation of the option relies on unobservable market factors, it falls under Level 3 of the fair value hierarchy.

In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the “Loan Agreement”) to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC, (ii) a pledge of the shares of Haema and BPC, and (iii) pledges over the assets of BPC. Currently, Haema and its assets do not secure or guarantee this financing; however, based on the current terms of the Loan Agreement, it is expected that Haema will need to become a guarantor and grant security over its assets as collateral for the Loan Agreement. On 31 March 2025 Haema GmbH acceded (as guarantor) to the senior financing provided by Oaktree to Scranton Plasma BV.

In the event of a default under the Loan Agreement, the Selling Companies can, respectively and simultaneously, exercise the repurchase option for both companies within 90 days after receiving notification of the default. If the Selling Companies fail to exercise this option within that timeframe, they will lose their right to repurchase the shares of Haema and BPC. As of 31 December 2024, no defaults have been reported under the Loan Agreement.

In relation to the sale of the shares of BPC Plasma, Inc. and Haema, GmbH, a loan was signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an initial amount of US Dollars 95,000 thousand (Euros 86,969 thousand). The interest on the loan is 2%+ EURIBOR and matures on 26 July 2027. In 2023 an additional amount of Euros 15 million was arranged under the same conditions as the initial loan. As of 31 December 2024, the recorded amount stands at Euros 131,864 thousand, including accrued and capitalized interest to date (Euros 115,209 thousand as of 31 December 2023) (see note 11).

Purchase option from Plasmavita Healthcare GmbH

On November 22, 2017, Plasmavita Healthcare GmbH (Plasmavita) was incorporated in Germany. Currently, the Group owns 50% of the shares and two individual partners owns the remaining 50%. Through a management services agreement, one of the partners (the “Managing Partner”) provides certain management services to Plasmavita. Plasmavita’s incorporation agreement establishes a purchase option in favor of the Group that grants the irrevocable right (not the obligation) to the Group to acquire the remaining 50% stake in Plasmavita from the two individual partners within a period of 6 months from the time the Managing Partner ceases to provide the management services to Plasmavita. The fair value of the purchase option is not material.

National Service Projects Organization (Egipto)

On July 29, 2021, Grifols signed an agreement with an Egyptian company National Service Projects Organization (“NSPO”) through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma donor centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised after 10-years from the creation of the new company. As the options are based on a variable number of shares and a variable amount, there are derivative financial instrument that is measured at fair value through profit or loss. Given that the option price has been set at a value similar to the fair value of the new entity, the options do not have a material value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Canadian Blood Services

In September 2022, Grifols signed a collaboration agreement with Canadian Blood Services (CBS) to supply them with 2.4 million grains of immunoglobulin exclusively through a network of Canadian plasma centers that should be fully developed and operational by July 2026. To achieve this goal, Grifols will need to collect 600.000 liters of Canadian plasma annually from Grifols-owned plasma centers in Canada. For this reason, Grifols has made the following commitments for the acquisition of plasma and self-built centers in Canada:

Euros
2025	2026
12,433,448	61,265,816

e)Contractual commitments

Agreement on the sale of the 20% shareholding in SRAAS

As a consequence of the agreement to sell the 20% shareholding in SRAAS to Haier, both companies signed the following agreements:

●	The existing Exclusive Distribution Agreement for human serum albumin for the Chinese market, signed with SRAAS, will have a duration of 10 years (until 2034), with a 10-year extension option by SRAAS and guaranteed minimum supply volumes for the period 2024-2028. In the absence of an agreement for subsequent years, the minimum volumes agreed for 2028 will apply. Pricing under such an agreement will remain at the same applicable standards.
●	Grifols commits to achieve an aggregate GDS’s Group EBITDA of US Dollars 850 million for the period 2024-2028 under condition that Haier owns no less than 10% of SRAAS. In the event of a breach of this commitment, it will compensate SRAAS with cash in 2029 for the multiplier resulting from the shortfall and the capital ownership that SRAAS’ current holds in GDS. Based on the most pessimistic projections for the GDS Group, the probability of deviation is very low and therefore no liability has been considered at the closing of the sale transaction. This commitment will be assessed at the end of each year during the commitment period.
●	Grifols undertakes that, for so long as it controls GDS directly or indirectly, it will use its commercially reasonable efforts, without obligation, to ensure that GDS declares and distributes dividends to its shareholders in each year after closing in an amount not less than 50% of the net profits of GDS for that year.
●	Grifols has pledged its shares in SRAAS in favour of Haier (on behalf of Haier and SRAAS), to secure the cash pooling agreement between GDS, as creditor, and Grifols, as debtor.
●	Grifols retains the right to appoint a director to the board of directors of SRAAS. However, Grifols has granted Haier (a) a voting proxy for 10 years and (b) a right of first refusal in case Grifols wishes to sell these shares. The voting proxy agreement has been valued at Euros 10 million, which will be amortized over 3 years as this is the period during which Haier and Grifols have agreed not to transfer their shares in SRAAS. As of December 31, 2024, an income of Euros 1,855 thousand has been recognized in the Consolidated Statements of Profit and Loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

f)Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

●	CERUS CORPORATION vs. LABORATORIOS GRIFOLS, S.A.

Cerus Corporation (“Cerus”) and Laboratorios Grifols, S.A. (“Grifols”) entered into a Manufacturing and Supply Agreement in 2016, pursuant to which Grifols was to manufacture and supply to Cerus processing and filters sets to be used by Cerus in its own product (the “Agreement”). As a result of Grifols’ decision to discontinue the manufacturing, sale and support of its blood bag product business worldwide, Grifols was unable to comply with the Agreement. In December 2021, Cerus filed a notice of arbitration in the UK pursuant to the terms of the Agreement alleging wrongful termination of the Agreement by Grifols. Furthermore, in January 2022, Cerus filed injunctive measures with the Courts of Rubí (Barcelona) requiring the suspension of the closure of Grifols’ blood bags production facility until the arbitration proceedings is finalized.

CURRENT PHASE: This January 2025, the parties have reached an agreement to put an end to the arbitration, by (a) executing, on 16 January 2025, a settlement agreement that discontinues the arbitration in exchange for the payment by Grifols to Cerus of the legal cost fixed at USD 1,091,731.31 and (b) executing, on 28 January 2025, a the deed of variation of the existing manufacturing and supply agreement which sets forth that the agreement is to continue in force and full effect until the new agreed-upon expiration date, namely, 30 October 2029. Consequently, all substantive issues have now been resolved, with only some minor procedural steps pending, such as, for example, paying the Tribunal’s costs of around £36,000 which shall be assumed by Grifols.

●	EXECUTIVE COMMITTEE OF CNMV

On September 25, 2024, Grifols received notification that the Executive Committee of CNMV had initiated an administrative sanctioning procedure in connection with the conclusions reached by the CNMV on March 21, 2024 with respect to accounting by Grifols of its collaboration agreement with ImmunoTeck (see Note 2 (d)). These conclusions were disclosed by the Company as Inside Information on the same date and subsequently supplemented. The proposed sanction against Grifols for the incidents mentioned in the conclusions and supplementary information does not exceed one Million Euros. On November 7, 2024 Grifols submitted allegations against the initiation of the administrative sanctioning procedure.

●	ADDITIONAL LITIGATION

There a several recently filed wage and hour and related labor law class actions and/or California Private Attorneys General Act lawsuits that have been filed in California. These cases are in the very early stages and it is not yet known what the probability is that any of the cases can result in any potential relevant cash outflow for the Group. Based on past litigation and results, Grifols asserts that it is possible that one or more cases can reach to a material level in the future given the allegations of wage and hour violations, but at this time it is not probable to occur. In any case, Grifols will vigorously defend itself, and as part of its internal process, it will continue to asses, on a timely basis, any changes in facts and circumstances that may modify its risk evaluation. In the event that any of these contingencies becomes more probable, it will determine whether they could result in a material cash outflow.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(30)Financial Instruments

a)Classification

Below is a breakdown of the financial instruments by nature, category and fair value. The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

	Thousands of Euros
	31/12/2024
	Carrying amount							Fair Value
	Financial assets		Financial		Financial	Other
	at amortised	Financial assets	assets at FV		liabilities at	financial
	costs	at FVTPL	through OCI	Hedges	amortised cost	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	6,127	416,131	—	—	—	422,258	422,258	—	—	422,258
Derivative instruments	—	—	—	7,246	—	—	7,246	—	7,246	—	7,246
Trade receivables	—	—	531,674	—	—	—	531,674	—	531,674	—	531,674
Financial assets measured at fair value	—	6,127	947,805	7,246	—	—	961,178

Non-current financial assets	67,053	—	—	—	—	—	67,053
Other current financial assets	237,510	—	—	—	—	—	237,510
Trade and other receivables	251,334	—	—	—	—	—	251,334
Cash and cash equivalents	979,780	—	—	—	—	—	979,780
Financial assets measured at amortized cost	1,535,677	—	—	—	—	—	1,535,677

Derivatives instruments	—	(5,863)	—	—	—	—	(5,863)	—	(5,863)	—	(5,863)
Financial liabilities measured at fair value	—	(5,863)	—	—	—	—	(5,863)

Senior Unsecured & Secured Notes	—	—	—	—	(5,356,195)	—	(5,356,195)	(5,230,596)	—	—	(5,230,596)
Promissory Notes	—	—	—	—	(73,177)	—	(73,177)
Senior secured debt	—	—	—	—	(2,310,427)	—	(2,310,427)	—	(2,360,113)	—	(2,360,113)
Other bank loans	—	—	—	—	(345,905)	—	(345,905)
Lease liabilities	—	—	—	—	(1,141,379)	—	(1,141,379)
Other financial liabilities	—	—	—	—	(933,784)	—	(933,784)
Trade and other payables	—	—	—	—	(1,062,483)	—	(1,062,483)
Other current liabilities	—	—	—	—	—	(318,427)	(318,427)
Financial liabilities measured at amortized cost	—	—	—	—	(11,223,350)	(318,427)	(11,541,777)
	1,535,677	264	947,805	7,246	(11,223,350)	(318,427)	(9,050,785)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

	Thousands of Euros
	31/12/2023
	Carrying amount							Fair Value
	Financial assets	Financial	Financial		Financial	Other
	at amortised	assets at	assets at FV		liabilities at	financial
	costs	FVTPL	through OCI	Hedges	amortised cost	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	7	11,131	—	—	—	11,138	7	—	11,131	11,138
Derivative instruments	—	—	—	24,688	—	—	24,688	—	24,688	—	24,688
Trade receivables	—	—	213,231	—	—	—	213,231	—	213,231	—	213,231
Financial assets measured at fair value (*)	—	7	224,462	24,688	—	—	249,057

Non-current financial assets	164,498	—	—	—	—	—	164,498
Other current financial assets	116,588	—	—	—	—	—	116,588
Trade and other receivables	506,815	—	—	—	—	—	506,815
Cash and cash equivalents	529,577	—	—	—	—	—	529,577
Financial assets measured at amortized cost (*)	1,317,478	—	—	—	—	—	1,317,478

Derivatives instruments	—	(10,144)	—	—	—	—	(10,144)	—	—	—	—
Financial liabilities measured at fair value	—	(10,144)	—	—	—	—	(10,144)	—	(10,144)	—	(10,144)

Senior Unsecured & Secured Notes	—	—	—	—	(4,568,130)	—	(4,568,130)	—	—	—	—
Promissory Notes	—	—	—	—	(114,188)	—	(114,188)	(4,364,798)	—	—	(4,364,798)
Senior secured debt	—	—	—	—	(3,179,333)	—	(3,179,333)	—	—	—	—
Other bank loans	—	—	—	—	(1,144,459)	—	(1,144,459)	—	(3,332,560)	—	(3,332,560)
Lease liabilities	—	—	—	—	(1,111,329)	—	(1,111,329)
Other financial liabilities	—	—	—	—	(929,636)	—	(929,636)
Trade and other payables	—	—	—	—	(956,136)	—	(956,136)
Other current liabilities	—	—	—	—	—	(283,366)	(283,366)
Financial liabilities measured at amortized cost (*)	—	—	—	—	(12,003,211)	(283,366)	(12,286,577)
	1,317,478	(1,087)	215,313	24,688	(12,003,211)	(283,366)	(10,730,185)

(*) Restated figures (Note 2.d.)

b)Measurement of fair value

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

c)Financial risk management

This item provides information on the Group’s exposure to risk associated with the use of financial instruments, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy.

The Group is exposed to the following risks

●	Credit risk
●	Liquidity risk
●	Market risk: includes interest rate risk, currency risk and other price risks.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

The primary risk involves late payments from public entities, which is mitigated through the possibility of claiming interest as foreseen by Spanish legislation. No significant bad debt or late payment issues have been detected for sales to private entities.

The Group recognizes impairment based on its best estimate of the expected losses on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial.

For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers’ credit rating, as well as the internal classification systems currently in place for new customers and considering that collection periods are mostly around 30 days, there is no significant impact for the Group.

Exposure to credit risk

Grifols is exposed to credit risk from its operating activities, primarily through contractual assets, trade receivables, and other receivables, as well as from financing activities and the Group’s financial assets.

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2024 and 2023 maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Reference	31/12/2024	31/12/2023

Non-current financial assets	Note 11	490,492	176,676
Other current financial assets	Note 11	243,574	140,232
Contractual assets	Note 14	36,036	47,751
Trade receivables	Note 15	705,452	645,113
Other receivables	Note 15	16,119	31,594
Cash and cash equivalents	Note 16	979,780	529,577
		2,471,453	1,570,943

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Grifols regularly monitors its credit risk exposure with banks. The Group maintains a low credit risk profile by holding cash positions and derivative contracts with highly solvent financial institutions.

The Group has assessed the collectability of financial assets, and concluded that there is no significant risk of default.

The carrying amount of receivables and contractual assets by geographical area, at 31 December 2024 and 2023 is as follows:

	Thousands of Euros
Carrying amount	31/12/2024	31/12/2023*

Spain	59,667	57,800
EU countries	116,367	79,951
United States of America	45,644	13,572
Other European countries	92,170	82,822
Other regions	427,640	458,719
	741,488	692,864

(*) Restated figures (Note 2.d.)

Impairment losses

The following represent the carrying amount of the trade and other receivables and contractual assets categorized by due date as of 31 December 2024 is as follows:

	Thousands of Euros
				Total net third
		Total gross carrying		party trade
	ECL Rate	amount	Provision	receivables
Not matured	0.19%	621,498	(626)	620,872
Past due 0-30 days	0.19%	18,556	(566)	17,990
Past due 31-60 days	0.62%	24,577	(150)	24,427
Past due 61-90 days	2.03%	17,301	(438)	16,863
Past due 91-180 days	3.01%	36,366	(1,065)	35,301
Past due 181-365 days	8.52%	15,930	(1,342)	14,588
More than one year	100.00%	16,739	(5,292)	11,447
		—	—	—
Customers with objective evidence of impairment		11,388	(11,388)	—
		762,355	(20,867)	741,488

An impairment matrix based on the length of time overdue was used to monitor receivables portfolios that do not show any specific indications of impairment in individual cases. For trade receivables related to customers from the Middle East which are overdue by more than one year, the flat-rate percentages from the impairment matrix were adjusted due to special default patterns.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The following represent the carrying amount of the trade and other receivables and contractual assets categorized by due date as of 31 December 2023 is as follows:

	Thousands of Euros
				Total net third
		Total gross carrying		party trade
	ECL Rate	amount	Provision	receivables
Not matured	0.19%	524,699	(560)	524,136
Past due 0-30 days	0.19%	106,323	(246)	106,077
Past due 31-60 days	0.62%	19,428	(119)	19,309
Past due 61-90 days	2.03%	6,398	(120)	6,278
Past due 91-180 days	3.01%	9,283	(279)	9,004
Past due 181-365 days	8.52%	6,749	(573)	6,176
More than one year	100.00%	25,982	(4,101)	21,884

Customers with objective evidence of impairment		25,578	(25,578)	—
		724,440	(31,576)	692,864

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2024	31/12/2023	31/12/2022

Opening balance	31,576	32,291	24,009
Net charges for the year	5,302	7,322	14,074
Net cancellations for the year	(16,511)	(7,237)	(6,949)
Transfers	—	47	53
Translation differences	500	(847)	1,104
Closing balance	20,867	31,576	32,291

(ii)Liquidity risk

Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of financial stress, to avoid incurring unacceptable losses or tarnishing the Group’s reputation.

The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing.

Liquidity at the end of the period stood at Euros 2.259.088 thousand (including undrawn committed credit lines), with the following details:

	Thousands of euros
	31/12/2024	31/12/2023
Current deposits	5,100	6,506
Cash in hand and at banks	974,680	523,071
Total cash and cash equivalents	979,780	529,577
Undrawn committed credit lines	1,279,308	615,328
Total Liquidity	2,259,088	1,144,905

The Credit Agreement establishes a limitation on the use of the “revolving line” that has not been exceeded as of 31 December 2023 and 2024.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The Group is able to provide sufficient liquidity to fund its current obligations based on cash flows from operations combined with cash balances and availability of unused credit lines, and it is committed to maintaining elevated and adequate levels of liquidity through internally generated cash flows. Additionally, currently the Group does not generate significant cash in any country that might have restrictions on the repatriation of funds.

As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse.

The main contractual obligations existing at the end of the fiscal year comprise mainly long-term financial debt obligations with capital repayments and interest payments (see note 21).

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros

			Contractual	6 months	6 - 12	1-2	2 - 5	More than
Carrying amount	Reference	31/12/2024	flows	or less	months	years	years	5 years
Financial liabilities
Bank loans	Note 21	2,656,332	3,162,629	361,583	110,212	176,452	2,514,382	0
Other financial liabilities	Note 21	933,785	1,488,690	185,618	6,871	115,842	414,309	766,050
Bonds and other marketable securities	Note 21	5,429,372	6,959,491	246,359	146,625	293,250	3,673,257	2,600,000
Lease liabilities	Note 21	1,141,379	1,774,521	58,267	58,267	117,233	319,410	1,221,344
Payable to suppliers	Note 22	852,305	852,305	847,854	4,451	0	0	0
Other current liabilities	Note 23	41,277	41,277	24,276	16,997	4	0	0
Financial derivatives	Note 30(d)	5,863	5,863	5,863	0	0	0	0
Total		11,060,313	14,284,776	1,729,820	343,423	702,777	6,921,358	4,587,394

		Thousands of Euros

			Contractual	6 months	6 - 12	1-2	2 - 5	More than
Carrying amount	Reference	31/12/2023	flows	or less	months	years	years	5 years
Financial liabilities
Bank loans	Note 21	4,323,792	5,329,182	611,387	327,923	650,970	3,738,902	0
Other financial liabilities	Note 21	929,635	1,518,616	181,800	1,855	116,398	455,467	763,096
Bonds and other marketable securities	Note 21	4,682,319	5,304,861	187,543	73,571	1,978,190	3,065,557	0
Lease liabilities (*)	Note 21	1,111,328	1,562,912	53,551	53,551	126,133	326,253	1,003,424
Payable to suppliers (*)	Note 22	822,955	813,114	811,943	1,171	0	0	0
Other current liabilities (*)	Note 23	17,398	16,651	16,496	155	0	0	0
Financial derivatives	Note 30(d)	10,144	10,144	10,133	0	11	0	0
Total		11,897,571	14,555,480	1,872,853	458,226	2,871,702	7,586,179	1,766,520

(*) Restated figures (Note 2.d.)

Detail of contractual commitments is disclosed in Note 29 e) and 10.

(iii)Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

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

The financing obtained in Euros represents 66% of the total financial debt of the Group and amounts to Euros 5,924 million at 31 December 2024 (62% and Euros 6,032 million at 31 December 2023). In this breakdown, ‘Group debt’ refers only to the nominal amount of the financial debt.

Until September 13, 2024, when the currency swap was canceled, part of the US Dollar debt of the Group was covered by a currency swap to hedge the exposure to the associated currency risk.

The Group applied the cost of hedging method. This method enabled the Group to exclude the currency basis spread from the designated hedging instrument and, subject to certain requirements, changes in their fair value attributable to this component were recognized in other comprehensive income.

Details of the Group’s exposure to currency risk is as follows:

	Thousands of Euros
	31/12/2024
	Euros (*)	US Dollars (**)
Trade receivables	2,818	72,051
Receivables from Group companies	118,959	16,264
Loans to Group companies	4,644,337	—
Cash and cash equivalents	452,729	25,683
Trade payables	(21,791)	(17,219)
Payables to Group companies	(74,394)	(44,576)
Loans from Group companies	(5,428,382)	(5,849)
Bank loans	(10,625)	—

Balance sheet exposure	(316,349)	46,354

(*)   Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2023
	Euros (*)	US Dollars (**)
Trade receivables	2,278	47,772
Receivables from Group companies	121,173	10,908
Loans to Group companies	4,818,407	41
Cash and cash equivalents	7,296	2,026
Trade payables	(38,610)	(43,682)
Payables to Group companies	(119,801)	(30,643)
Loans from Group companies	(4,650,080)	—
Bank loans	(336,250)	—

Balance sheet exposure	(195,587)	(13,578)

(*)   Balances in Euros in subsidiaries with US Dollar functional currency

(**) Balances in US Dollar in subsidiaries with Euros functional currency

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The most significant exchange rates applied at 2024 and 2023 year ends are as follows:

	Closing exchange rate
Euros	31/12/2024	31/12/2023

US Dollars	1.0390	1.1050

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2024, total equity would have increased by Euros 1,067,890 thousand (Euros 820,616 thousand at 31 December 2023) and profit due to foreign exchange differences would have decreased by Euros 27,000 thousand (Euros 20,638 thousand at 31 December 2023). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2024 and 31 December 2023 would have had the opposite effect for the amounts shown above, all other variables being held constant.

The Group uses hedge accounting to partially hedge the currency risk exposure (See note 30(d)).

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

A significant part of the financing obtained accrues interest at fixed rates, representing 71% of the total debt of the Group at 31 December 2024 (59% at 31 December 2023). It mainly includes corporate senior notes, European Investment Bank loans, as well as the agreement with GIC (Sovereign Fund of Singapore) (see note 21).

Variable-rate debt represents 29% of the total debt at 31 December 2024 (41% at 31 December 2023) and includes mainly the senior secured debt (see note 21(b)).

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/2024	31/12/2023
Fixed-interest financial instruments	6,430,225	5,696,851
Financial liabilities	6,430,225	5,696,851
Variable-interest financial instruments	2,540,968	3,956,154
Financial liabilities	2,540,968	3,956,154
	8,971,193	9,653,005

Had the interest rate been 100 basis points higher at 31 December 2024 the interest expense would have increased by Euros 29,954 thousand (Euros 34,114 thousand at 31 December 2023). As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

In this breakdown, “financial liabilities” and “total debt” refer solely to the nominal amount of the debt.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(v) Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

d)Financial derivatives

At 31 December 2024 and 2023 the Group has recognized the following derivatives:

		Thousands of Euros
		Notional at	Notional at	Value at	Value at
Financial derivatives	Currency	31/12/2024	31/12/2023	31/12/2024	31/12/2023	Maturity
Cross currency interest rate swap	US Dollar	—	500,000	—	20,538	15/10/2024
Cross currency interest rate swap	US Dollar	—	205,000	—	(140)	15/10/2024
Foreign exchange rate forward	Swiss Franc	12,000	10,000	—	378	11/2/2025
Foreign exchange rate forward	Canadian dollar	240,202	32,667	3,654	450	11/02/2025
Foreign exchange rate forward	Pound Sterling	4,500	—	786	—	18/2/2025
Foreign exchange rate forward	Japanese Yen	1,200,000	700,000	438	—	18/2/2025
Foreign exchange rate forward	Australian dollar	9,000	—	278	—	28/1/2025
Foreign exchange rate forward	Brazilian real	70,000	—	288	—	18/2/2025
Foreign exchange rate forward	Czech crown	160,000	160,000	—	191	18/2/2025
Foreign exchange rate forward	Mexican Peso	50,000	90,000	—	193	18/2/2025
Foreign exchange rate forward	Turkish lira	—	87,835	—	44	31/1/2024
Foreign exchange rate forward	US Dollar	—	7,700	—	92	29/2/2024
Foreign exchange rate forward	Euro	240,246	40,000	315	1,412	30/1/2025
Energy PPA	Euro / KwH	—	—	1,486	1,529	31/12/2032
Total derivative assets				7,245	24,687

Cross currency interest rate swap	US Dollar	—	205,000	—	(7,712)	13/9/2024
Foreign exchange rate forward	Canadian dollar	228,917	42,560	(1,172)	(2,081)	11/2/2025
Foreign exchange rate forward	US Dollar	39,385	2,000	(764)	(2)	26/2/2025
Foreign exchange rate forward	Czech crown	160,000	160,000	(124)	(13)	18/2/2025
Foreign exchange rate forward	Pound Sterling	4,500	8,500	(353)	(122)	18/2/2025
Foreign exchange rate forward	Japanese Yen	1,200,000	700,000	(309)	(214)	18/2/2025
Foreign exchange rate forward	Euro	240,246	40,000	(2,615)	—	30/1/2025
Foreign exchange rate forward	Mexican Peso	50,000	90,000	(64)	—	18/2/2025
Foreign exchange rate forward	Australian dollar	9,000	—	(7)	—	28/1/2025
Foreign exchange rate forward	Swiss Franc	12,000	10,000	(455)	—	11/2/2025
Total derivative liabilities				(5,863)	(10,144)

(i)Hedging derivative financial instruments

On 5 October 2021, the Group subscribed three cross currency interest-rate swaps with a notional amount of US Dollars 500 million to hedge part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

●	The Group receives a loan of Euros 431.6 million at a nominal interest rate of 3.78%.
●	The Group grants a US Dollars 500 million loan at a nominal interest rate of 4.75%.

On 28 June 2022, the Group subscribed one cross currency interest-rate swap with a notional amount of US Dollars 205 million to hedge the remaining part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

●	The Group receives a Euros 194 million loan at a nominal interest rate of 3.1046%.
●	The Group grants a US Dollars 205 million loan at a nominal interest rate of 4.75%.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

On September 13, 2024, the cross-currency swap was terminated early. As of December 31, 2024, the Group recognized a net financial income of Euros 4,348 thousand under the heading ‘Fair Value Change in Financial Instruments’ in the Consolidated Statements of Profit and Loss (Euros 546 thousand as of December 31, 2023).

The derivative complies with the criteria required for hedge accounting. See further details in notes 4(i).

(ii)Derivative financial instruments at fair value through profit and loss

The Group has contracted several forward exchange rate hedges to partially cover the foreign currency value of intercompany loans. Since the Group has chosen not to apply hedge accounting, the gains or losses resulting from changes in the fair value of the derivative are recognized directly under the heading ‘Fair Value Change in Financial Instruments’ in the Consolidated Statements of Profit and Loss. As of December 31, 2024, the Group recognized a net financial income of Euros 15,534 thousand (Euros 2,005 thousand financial expense as of December 31, 2023).

(iii)Electricity derivative

At the beginning of 2023, the Company contracted a hedge on the variation of the price of electricity. This contract has served in its entirety to cover the purchase price of electricity against potential market price increases. The energy price hedging derivatives meet the requirements to apply hedge accounting, so the variations in the value of this financial instrument are recorded (by the net amount of taxes) in equity.

The movement in derivative financial instruments is as follows:

	Thousands of Euros
	31/12/2024	31/12/2023
Opening balance	14,543	34,923
Business combination	—	—
Changes in fair value recognized in equity	(1,690)	1,914
Transfer to profit or loss	27,267	5,775
Transfer to profit or loss - translation differences	(208)	(23,037)
Tax effect	(963)	(84)
Collections / Payments	(37,568)	(4,948)
Closing balance	1,381	14,543

e)Capital management

The board of directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The capital structure is periodically reviewed through the preparation of strategic plans focused mainly on a sequential improvement of EBITDA (Earnings before interest, tax, amortization and depreciation), generation of operating cash and discipline in the allocation of capital; with the objective and commitment to reduce the leverage ratio.

In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2024 and 2023, the Group complies with the covenants in the contract.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The credit rating of the Group is as follows:

December 2024
Moody’s Investors	Corporate rating	B3
	Senior secured debt	B2
	Senior Unsecured debt	Caa2
	Perspective	Positive

Standard & Poor’s	Corporate rating	B+
	Senior secured debt	B+
	Senior Unsecured debt	B-
	Perspective	Stable

Fitch Ratings	Corporate rating	B+
	Senior secured debt	BB-
	Senior Unsecured debt	B-
	Perspective	Stable

The Parent held Class A and B treasury stock equivalent to 1.04% of its capital at 31 December 2024 (1.23% at 31 December 2023).

(31)	Balances and Transactions with Related Parties

a)Group balances with related parties

Details of balances with related parties at 31 December 2024 are a follows:

	Thousands of Euros
Carrying amount	Reference	Associates	Key management personeel	Other related parties
Receivables	15	38,656	—	—
Current contractual assets		3,085	—	—
Other financial assets	11	418	—	—
Loans	11	—	—	214,119
Guarantee deposits	11	—	—	943
Total debtors		42,159	—	215,062
Debts		—	(279)	(13,952)
Total creditors		—	(279)	(13,952)
		—	—	—
Total		42,159	(279)	201,110

Details of balances with related parties at 31 December 2023, restated to be comparative with details of balances with related parties for 2024, are as follows:

	Thousands of Euros
Carrying amount	Reference	Associates	Key management	Other related parties	Board of directors
Receivables	15	227,550	—	5,609	—
Other financial assets	11	418	—	—	—
Loans	11	—	—	216,426	—
Guarantee deposits	11	—	—	934	—
Total debtors		227,968	—	222,969	—
Debts		—	(3,611)	(12,926)	(3,924)
Total creditors		—	(3,611)	(12,926)	(3,924)
Total		227,968	(3,611)	210,043	(3,924)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The heading “Receivables” corresponding to associates includes outstanding balances from sales to associated companies, mainly corresponding in 2024 to Grifols Egypt Plasma Derivatives S.A.E. (Euros 205,537 thousand in 2023 and Euros 153,120 thousand in 2022 corresponding to Anhui Tonrol Pharmaceutical Co. (subsidiary of the Shanghai RAAS Blood Products, Co. Ltd. Group)). As of 31 December 2023, the balance of “Receivables” corresponding to other related parties corresponds entirely to an amount pending collection from Mr. Víctor Grifols Roura. This balance was settled in January 2024.

The heading “Loans” mainly includes a loan signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an initial amount of US Dollars 95,000 thousand (Euros 86,969 thousand) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (see note 2). As of 31 December 2024 and 2023,the heading includes an additional amount of Euros 15 million arranged during 2023 under the same conditions as the initial loan (see note 31(b)). As of 31 December 2024, the recorded amount stands at Euros 131,864 thousand, including accrued and capitalized interest to date (Euros 115,209 thousand as of 31 December 2023).

Furthermore, it includes the cash-pooling financing agreement that BPC Plasma, Inc and Haema, GmbH have with Scranton Plasma, BV with maturity in 2027 (see note 11).

The heading of “debts” includes an amount of Euros 9,125 thousand at 31 December 2024 (Euros 17,732 thousand at 31 December 2023) corresponding to the balance of bearer promissory notes issued by the Group company, Instituto Grifols, S.A. These promissory notes are due on 4 May 2025 and 2024, respectively, with a nominal value of Euros 3,000 each, and an annual nominal interest of 5% (4% in 2023).

b)Group transactions with related parties

Group transactions with related parties during 2024 are as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net revenues	269,733	—	117	—
Purchases	(2)	—	(235)	—
Rendering of services	—	—	(4,848)	—
Remuneration	—	(13,676)	—	(15,120)
Payments for rights of use	—	—	(7,202)	—
Finance income	—	—	18,317	—
Dividends received/(paid)	6,724	—	(39,510)	—
Loans	—	—	44,937	—
Acquisition of assets	—	—	(35,000)	—
	276,455	(13,676)	(23,424)	(15,120)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Group transactions with related parties during 2023 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net revenues	471,829	—	14	—
Purchases	(23)	—	(431)	—
Rendering of services	(78)	—	(2,482)	—
Remuneration	—	(23,698)	—	(12,163)
Payments for rights of use	—	—	(7,234)	—
Purchase of property, plant and equipment	—	—	—	—
Finance income	—	—	30,185	—
Dividends received/(paid)	7,309	—	(266,406)	—
Loans	—	—	44,956	—
	479,037	(23,698)	(201,398)	(12,163)

Group transactions with related parties during 2022 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net revenues	339,170	—	—	—
Purchases	(9)	—	—	—
Rendering of services	(34)	—	(5,467)	—
Remuneration	—	(13,891)	—	(5,316)
Payments for rights of use	—	—	(6,382)	—
Purchase of property, plant and equipment	—	—	3,464	—
Finance income	—	—	12,878	—
Dividends received/(paid)	10,717	—	—	—
Loans	—	—	80,098	—
	349,844	(13,891)	84,591	(5,316)

“Net revenues” includes sales to associated companies mainly corresponding to Anhui Tonrol Pharmaceutical Co. (subsidiary of the Shanghai RAAS Blood Products, Co. Ltd. Group) (Euros 230,812 thousand in 2024, Euros 450,389 thousand in 2023 and Euros 319,669 thousand in 2022).

“Other service expenses” includes an amount of Euros 4,304 thousand corresponding to contributions to nonprofit entities in 2024 (Euros 2,174 thousand in 2023 and Euros 4,231 thousand in fiscal year 2022).

The dividends received correspond to the associated companies Shanghai RAAS Blood Products Co. Ltd., Bio Darou P.J.S. Co. and Access Biologicals LLC. Additionally, the dividends distributed correspond to BPC Plasma Inc. (see note 11).

“Acquisition of assets” includes the acquisition of Haema Plasma Kft for Euros 35,000 thousand that has been effected through the cancellation of a balance receivable that the Group had with Haema GmbH. This balance was transferred to Scranton Plasma B.V. and settled through the cash-pooling financing agreement held by these companies (se note 11).

Mr. Victor Grifols Roura, director representing shareholder’s during 2023 and who resigned from his position as director in December 2023, received remuneration in 2023 of Euros 965 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The composition of the transactions with other related parties for in 2024, 2023 and 2022 is as follows:

			Thousands of Euros
Related parties	Concept	Reference	2024	2023	2022
Scranton Enterprises, B.V.	Interest Credits	b)	8,484	7,830	2,093
Scranton Enterprises, B.V.	Finance Agreements: Credits	a)	—	15,000	—
Scranton Plasma B.V.	Interest Cash-pooling	b)	9,833	22,355	10,785
Scranton Plasma BV	Finance Agreements: Cash-pooling	a)	44,937	29,956	80,098
Scranton Plasma BV	Dividends paid/received	c)	(39,510)	(266,406)	—
Scranton Plasma BV	Shares acquisition	d)	(35,000)	—	—
Juve & Camps S.A.	Royalties		—	14	—
Juve & Camps S.A.	Purchases		(83)	(8)	(169)
Probitas Fundación Privada	Management and collaboration contracts	f)	(3,384)	(1,338)	(3,383)
Fundación Privada Victor Grifols Lucas	Management and collaboration contracts	f)	(465)	(407)	(450)
Club Joventut Badalona, S.A.D.	Rendering of services		(300)	(300)	(341)
Centurion Real State, S.A.U	Payments for rights of use	e)	(7,141)	(7,147)	(6,300)
Centurion Real State, S.A.U	Improvement works		—	—	3,464
Jose Antonio Grifols Lucas Foundation	Management and collaboration contracts	f)	(455)	(429)	(398)
Aurea Arrendamientos de Viviendas, S.A.	Payments for rights of use		(46)	(87)	(82)
Qardio INC	Purchases		(152)	(431)	(726)
More on Simplicity S.L.	Rendering of services		(41)	—	—
Marca Grifols, S.L.	Royalties	g)	(187)	—	—
Medicover Försakrings AB Magyarorsz	Rendering of services		(16)	—	—
Endo Operations Limited	Rendering of services		117	—	—
Others	Payments for rights of use		(15)	—	—
			(23,424)	(201,398)	84,591

(a)	Mainly includes the net amounts disbursed under the cash-pooling financing agreement that BPC Plasma, Inc and Haema, GmbH have with Scranton Plasma, BV mentioned above together with an additional amount of Euros 15 million arranged during 2023 under the same conditions as the initial loan agreement signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 86,969 thousand) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (see note 31(a)).
(b)	Mainly includes accrued interest corresponding to the loan agreement signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 86,969 thousand) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH. The remuneration is 2%+ EURIBOR and matures on 26 July 2027. Additionally, it also includes the financial income derived from the cash-pooling contract that BPC Plasma, Inc and Haema, GmbH maintain with Scranton Plasma B.V with maturity in 2027 and a remuneration of the Scranton Plasma group interest rate 0.75%+ EURIBOR.
(c)	Both in 2024 and 2023, BPC Plasma Inc. distributed to its shareholder Scranton Plasma B.V. a dividend without cash outflow compensating “Loans to related parties”(see note 11). In 2024 the dividend amounted Euros 39,510 thousand, being the dividend distributed in 2023 the result of the previous 4 years for a value of Euros 266,406 thousand. This distribution had an impact against the Group’s non-controlling interests reserves (see note 19).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(d)	Includes the acquisition by GWWO, as purchaser, and Scranton Plasma B.V., as seller, of Haema Plasma Kft. for Euros 35,000 thousand that has been effected through the execution of a quota transfer agreement on 31 October 2024. The Purchase Price has been paid by GWWO to Scranton Plasma B.V. through the assignment by GWWO to Scranton Plasma B.V. of the Assigned Receivable. Now therefore, the amount of the Plasma Advance Receivable has been reduced in the amount of the Assigned Receivable. In turn and in addition, upon receipt by Scranton Plasma B.V. of the Assigned Receivable, Scranton Plasma B.V., as creditor under the Assigned Receivable against Haema GmbH, as debtor thereunder, has settled its debt position under the cash-pooling financing agreement in the amount of the Assigned Receivable (and hence, the amount outstanding under the cash-pooling arrangement between Haema GmbH, as creditor and Scranton Plasma B.V., as debtor, has been reduced in the amount of the Assigned Receivable).
(e)	Corresponds to the office buildings of Grifols in Sant Cugat del Vallès. All lease contracts have a maturity date of 1 March 2045.
(f)	Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.
(g)	Marca Grifols became a related party to Grifols, S.A. on 23 December 2024, after the acquisition of a 33% stake in Marca Grifols, S.L. by Ralledor Holding Spain, S.L., a significant shareholder of Grifols, S.A. which is represented at Grifols’ Board of Directors by Mr. Victor Grifols Deu. The sale of the 33% stake in Marca Grifols, S.L. was a reorganization transaction, given that the group of sellers of such 33% stake in Marca Grifols, S.L. are also the shareholders of Ralledor Holding Spain, S.L. On 26 January 1993, Marca Grifols and Grifols, S.A. entered into an agreement under which the former granted the latter the exclusive license to use the brand name “Grifols” for a period of 99 years in exchange for an annual fee. The latest update to the agreement sets the fee at 0.10% of Grifols’ consolidated sales. The annual license fee amounted to 7,725 thousand Euros in 2024, and 7,486 thousand Euros in 2023. Given that Marca Grifols became a related party on 23 December 2024, related party transactions in 2024 totaled 187 thousand Euros, which corresponds to the proportional share of the annual fee for the 9 days Marca Grifols was a related party.

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29).

In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the “Loan Agreement”) to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC, (ii) a pledge of the shares of Haema and BPC, and (iii) pledges over the assets of BPC. At the moment, Haema and its assets do not secure this financing; however, based on the current terms of the Loan Agreement, it is expected that that during the 2025 financial year, Haema will need to become a guarantor and grant security over its assets as collateral for the Loan Agreement (see note 29).

c)Conflicts of interest concerning the directors

The Group has no advances or credits or obligations assumed on behalf of members of the Board of Directors or members of the key management staff as guarantees, nor pension and life insurance obligations in respect of former or current members of the Board of Directors or key members of management. In addition, certain managers and key management personnel have severance commitments (see note 29).

In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the “Loan Agreement”) to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC Plasma, Inc, (ii) a pledge of the shares of Haema GmbH and BPC Plasma, Inc, and (iii) pledges over the assets of BPC Plasma, Inc. Currently, Haema GmbH and its assets do not secure or guarantee this financing; however, based on the current terms of the Loan Agreement, it is expected that Haema GmbH will need to become a guarantor and grant security over its assets as collateral for the Loan Agreement (see note 29).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(32)Subsequent events

ImmunoTek

As scheduled under the in-force arrangements entered into by Grifols Bio North America LLC (“GBNA”) and Immunotek GH LLC (“Immunotek”) (the “Immunotek Collaboration Agreement”), with effects 2 January 2025, GBNA purchased a group of 8 plasma collection centres located in the US (the “Group 3 Centres”) from ImmunoTek for a total net cash amount of approximately USD 78,888,000.

Furthermore, although pursuant to the Immunotek Collaboration Agreement the acquisition of the Group 4 Centres defined below was foreseen to take place in January 2026, in response to the strategic decision to optimise operational efficiency Immunotek and Grifols signed an amendment to the then in-force existing Immunotek Collaboration Agreement, whereby with effects as of 3 February 2025 GBNA purchased the last remaining 6 US plasma collection centres (the “Group 4 Centres”) from Immunotek, for a total net cash amount of approximately US$62,428,000, which payment obligation matures on 2 January 2026 (as foreseen in the original Immunotek Collaboration Agreement). As a result, Grifols has recognised a short-term liability in the 2025 financial year for the amount of the (deferred) purchase price of the Group 4 Centres.

Such deferral of the payment obligation has been documented in a promissory note between Biomat Holdings LLC, as issuer, and Immunotek, as Noteholder, for an amount of US$69,343,084 (the “Promissory Note”) (which includes management fees of approximately US$ 7 million), maturing on 2 January 2026 and with no interest accrual. The Group 4 Centres act as collateral of the Promissory Note and (following the same guarantee provided by Grifols S.A. under the Immunotek Collaboration Agreement) the Promissory Note is guaranteed by Grifols, S.A.

Now therefore, and following the acquisition of the Group 3 Centres and the Group 4 Centres, Grifols has obtained control of the 14 centres on their acquisition date in 2025 (which had previously been considered within a joint operation) and now fully owns and will manage (from 1 May 2025), through its subsidiary Biomat Holdings LLC, all of the 28 US plasma collection centres developed by Immunotek under the Immunotek Collaboration Agreement. The collaboration with Immunotek has now been terminated (although Immunotek will continue to manage the Group 4 Centres until 30 April 2025 under a transitional services agreement), and GBNA is no longer a party in the joint venture company, Biotek America LLC.

Grifols has applied the requirements for a business combination carried out in stages. However, considering that all of the assets and liabilities related to the joint operation are already recognized in the consolidated financial statements, the difference between the consideration paid and the fair value of the assets and liabilities, which does not differ from their carrying amount, has been recognized as provisional goodwill at the date of acquisition.

The aggregate detail of the cost of the business combination and interim goodwill as of the acquisition date is shown below:

	Thousands of Euros	Thousands of US Dollar
Consideration	268,457	281,316
Advance payment	(133,601)	(140,000)
Net consideration	134,856	141,316
Step-up of net assets adquired[1]	—	—
Goodwill	268,457	281,316
Adjustments from acquisition [2]	(23,064)	(24,169)
Goodwill, net of adjustments	245,393	257,147

1There is no step-up of net of assets since the fair value and the carrying amount do no differ significantly. Additionally, the net assets were previously recognized in the consolidated financial statements as part of the joint operation.

2The adjustments resulting from the acquisition correspond mainly to the elimination of the net balance payable that the silos maintained with Immunotek. The net amount represents the accumulated losses from the silos, which were allocated to Immunotek in accordance with the terms of the contract (see note 10).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licenses and workforce.

Finally, on 3 February 2025, Immunotek released three out of the five guarantees that Grifols Shared Services North America, Inc. (a subsidiary fully owned and managed by the Grifols Group) had granted to Immunotek in June 2023 for lease contracts related to certain Immunotek plasma collection centres not affected by the collaboration under Biotek America LLC. The remaining two guarantees, with an amount totalling approximately US$20 million, are still in force and are expected to remain in force for as long as the lease agreements remain in force, and which balance is being reduced as and when the underlying lease term is reduced.

Muticurrency Revolving Credit Facility (RCF)

On February 21 2025, further commitments from banks amounting to USD 74.5 million were signed, increasing the Multicurrency Revolving Credit Facility (RCF) to USD 1,353 million until November 2025, and from that date onwards, to USD 938 million until its maturity in May 2027. The upsize in the extended RCF tranche is expected to become effective on or around 27 February 2025.

Public delisting purchase offer to the shareholders of Biotest AG

On March 31 the Board of Directors unanimously approved that its fully owned subsidiary Grifols Biotest Holdings GmbH submits a public delisting purchase offer to the shareholders of Biotest AG (“Biotest”). Thus, Grifols Biotest Holdings GmbH announced the same day its decision to purchase by way of a public delisting purchase offer all no-par bearer common shares of Biotest and all non-voting bearer preferred shares in Biotest and its intention to offer Euros 43.00 per each common share and Euros 30.00 per each preferred share. Further, Grifols and Biotest agreed that no later than ten workdays prior to expiration of the deadline for accepting the delisting offer they will apply for the cancellation of the admission of the shares of Biotest to trading on the Frankfurt Securities Exchange.

The terms and conditions of the delisting offer will be communicated in the offer document (“Offer Document”) to be prepared by Grifols and to be examined by the German federal financial supervisory authority, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in the coming weeks.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

		Acquisition /			31/12/2024		31/12/2023		31/12/2022
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—%	55.000%	—%	66.790%	—%	66.790%

Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	100.000%	—%	100.000%	—%	100.000%	—%

Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—%	78.750%	—%	77.500%	—%	76.250%

Grifols Biologicals, LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—%	100.000%	—%	100.000%	—%

Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—%	55.000%	—%	66.790%	—%	66.790%

Grifols Therapeutics, LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—%	100.000%	—%	100.000%	—%	100.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—%	100.000%	—%	100.000%	—%

Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Diagnostics Solutions, Inc.	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	—%	55.000%	11.790%	55.000%	11.790%	55.000%

Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 United States	2014	Industrial	Manufacture, warehousing, and logistical support for biological products.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao, 2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	1.000%	99.000%	1.000%	99.000%	1.000%

Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%

Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—%	48.000%	—%	48.000%	—%	48.000%

Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra	2003	Commercial	Distribution and sale of pharmaceutical products.	—%	100.000%	—%	49.000%	—%	49.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

	59200 Kuala Lumpur Malaysia

Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres	100.000%	—%	100.000%	—%	100.000%	—%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

				and surgical and medical equipment and instruments.

Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd.	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols (H.K.), Limited	Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—%	55.000%	—%	66.790%	—%	66.790%

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984%	0.016%	99.984%	0.016%	99.984%	0.016%

Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Designated Activity Company	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Shared Services North America, Inc.	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—%	100.000%	—%	100.000%	—%

Gripdan Invest, S.L (merged with Grifols S.A.)	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Rental of industrial buildings	—%	—%	—%	—%	100.000%	—%

Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	—%	75.880%	—%	75.880%	—%	75.880%

Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	—%	100.000%	—%	100.000%	—%	100.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

Kiro Grifols S.L	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	99.700%	0.300%	99.700%	0.300%	99.700%	0.300%

Chiquito Acquisition Corp. (merged with Grifols Bio Supplis Inc.)	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").	—%	—%	—%	—%	—%	100.000%

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona, Spain	2017	Industrial	Collection and use of mineral-medicinal waters and obtaining of all necessary administrative concessions for the optimum and widest use of these.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Goetech LLC (D/B/A Medkeeper)	7600 Grandview Avenue, Suite 210, Arvada, CO 80002, United States	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	—%	—%	—%	—%	—%	100.000%

Grifols Bio Supplies Inc. (before Interstate Blood Bank, Inc.)	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—%	100.000%	—%	100.000%	—%	100.000%

Haema, GmbH (formerly Haema, AG)	LandsteinerstraBe 1, 04103 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	—%	—%	—%	—%	—%	—%

BPC Plasma, Inc (formerly Biotest Pharma Corp)	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - United States	2018	Industrial	Procurement of human plasma.	—%	—%	—%	—%	—%	—%

Haema Plasma Kft.	Bajcsy-Zsilinszky út 12., 1051 Budapest (Hungría)	2021	Industrial	Procurement of human plasma.	—%	100.000%	—%	—%	—%	—%

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development of novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—%	100.000%	—%	100.000%	—%	100.000%

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—%	50.000%	—%	50.000%	—%	50.000%

Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	—%	50.000%	—%	50.000%	—%	50.000%

Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc)	2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmceuticals and Medicines Industry	0.020%	99.980%	0.020%	99.980%	0.020%	99.980%

Grifols Laboratory Solutions, Inc	Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 United States	2020	Services	Engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Korea Co., Ltd.	302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions.	100.000%	—%	100.000%	—%	100.000%	—%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

Grifols Middle East & Africa LLC	Office No. 534, 5th floor, NamaaBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt	2021	Services	Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those commercial activities that are permitted by the law.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, United States	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Pyrenees Research Center, S.L.	C/ Prat de la Creu, 68-76, Planta 3ª, Edifici Administratiu del Comú d'Andorra la Vella Andorra	2021	Industrial	Constitution, development and management of operations of a research and development center in all areas of immnology, dedicated to find possible solutions for therapeutic applications.	—%	100.000%	—%	80.000%	—%	80.000%

Grifols Bio North America LLC	251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States	2021	Industrial	Engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.	—%	100.000%	—%	100.000%	—%	100.000%

Biomat Holdings LLC	2410 Grifols Way, Los Angeles, California, 90032, United States.	2023	Services	Administration and financing services to Immunotek donor centers.	—%	100.000%	—%	100.000%	—%	—%

Biomat Holdco, LLC.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—%	100.000%	—%	100.000%	—%	100.000%

Biomat Newco, Corp.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—%	90.000%	—%	88.600%	—%	87.100%

Grifols Escrow Issuer, S.A. (merged with Grifols, S.A.)	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona Spain	2021	Services	Administration, management and control services for companies and businesses, as well as investment in property, as well as providing advisory services of any investee entities or group companies.	—%	—%	—%	—%	100.000%	—%

Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)	531 Boul. Des Prairies, Building 15 Laval, Quebec H7V 1B7 Canada	2021	Industrial	Procurement of human plasma.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Canada Plasma – Ontario Inc. (formerly Canada Inc.)	2911 av. Marie-Curie, Montreal, Quebec, H4S0B7, Canada	2023	Services	Administration, operating management and control services of plasma recollecting centers, directly or indirectly, through its affiliates.	—%	100.000%	—%	100.000%	—%	—%

Access Biologicals, LLC (merged with Grifols Bio Supplies, Inc.)	955, Park Center Drive, Vista, CA 92801, United States	2017	Industrial	Manufacture of biological products such as specific serum and plasma reagents that are used by biotechnological and biopharmaceutical companies for in-vitro diagnosis, cell culture and research and development in the field of diagnostics.	—%	—%	—%	—%	—%	100.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

Access Biologicals IC-DISC, Inc. (merged with Grifols Bio Supplies, Inc.)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—%	—%	—%	—%	—%	100.000%

Access Cell Culture, LLC. (merged with Grifols Bio Supplies, Inc.)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—%	—%	—%	—%	—%	100.000%

Access Plasma, LLC. (merged with Grifols Bio Supplies, Inc.)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	—%	—%	—%	—%	—%	100.000%

Albimmune, S.L.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona España	2022	Research	The purpose of the company is the research, development and exploitation of a project on the application of the use of albumin as a medicine	—%	51.000%	—%	51.000%	—%	51.000%

Biotest, AG	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Development, manufacture and distribution of biological, chemical, pharmaceutical, human and veterinary medical, cosmetic and dietary products as well as containers, devices, machines and accessories for medical, pharmaceutical and analytical purposes, as well as research in these fields. Furthermore the activity (especially research development, production and distribution) in the field of plant protection and plant breeding, the field of testing and purification of soil, water and air and in the field of products, materials and techniques used in space.	24.700%	45.480%	24.700%	45.480%	24.700%	45.480%

Biotest Austria, GmbH	Einsiedlergasse 58, A-1050, Vienna, Austria	2022	Industrial	Distribution of pharmaceutical products.	—%	70.180%	—%	70.180%	—%	70.180%

Biotest Italia, S.R.L. (merged with Grifols Italia S.p.A)	Via Leonardo da Vinci 43, I-20090 Trezzano sul Naviglio MI, Italy	2022	Industrial	Distribution of pharmaceutical products.	—%	—%	100.000%	—%	—%	70.180%

Biotest (UK) Ltd. (merged with Grifols UK, Ltd.)	17 High Street, B31 2UQ Longbridge Birmingham, United Kingdom	2022	Industrial	Distribution of pharmaceutical products.	—%	100.000%	—%	100.000%	—%	70.180%

Biotest (Schweiz) AG	Schützenstrasse 17, CH-5102 Rupperswil, Switzerland	2022	Industrial	Distribution of pharmaceutical products.	—%	70.180%	—%	70.180%	—%	70.180%

Biotest Hungaria Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—%	70.180%	—%	70.180%	—%	70.180%

Biotest Farmacêutica LTDA (merged with Grifols Brasil Ltda.)	Rua José Ramos Guimarães, 49 A Centro, 12955-000, Bom Jesus dos Perdões – SP, Brasil	2022	Industrial	Distribution of pharmaceutical products.	—%	—%	100.000%	—%	—%	70.180%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

Biotest Hellas M.E.P.E.	45 Michalakopoulou Str., 11528 Athens, Greece	2022	Research	Research and development of solutions in the Biopharma area.	—%	70.180%	—%	70.180%	—%	70.180%

Biotest France SAS (merged with Grifols France S.A.R.L.)	45/47 rue d'Hauteville, 75010 Paris, France	2022	Services	The purpose of the company is to act as an agent and support the group companies.	—%	—%	100.000%	—%	—%	70.180%

Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi	Nishstanbul, Cobançesme Mahallesi, 34197 Bahçeliever, Istanbul, Turkey	2022	Research	Research and development of solutions in the Biopharma area.	—%	70.180%	—%	70.180%	—%	70.180%

Biotest Medical, S.L.U. (merged with Grifols Movaco, S.A.)	C/ Frederic Mompou, nº 5, 6º 3ª A, 08960 Sant Just Desvern, Barcelona, Spain	2022	Industrial	Distribution of pharmaceutical products.	—%	—%	100.000%	—%	—%	70.180%

Biotest Pharma, GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Carry out the development and production activities in the Biopharma area.	—%	70.180%	—%	70.180%	—%	70.180%

Biotest Lux S.à.r.l.	17, Boulevard F.W. Raiffeisen L-2411 Luxembourg	2023	Services	Providing financing and centralisation of services for Biotest companies.	—%	70.180%	—%	70.180%	—%	—%

Biotest Grundstücksverwaltungs GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Services	Management of own assets.	—%	70.180%	—%	70.180%	—%	70.180%

Plasma Service Europe GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Procurement of human plasma.	—%	70.180%	—%	70.180%	—%	70.180%

Cara Plasma s.r.o.	Jungmannova 745/24 - Nové Město, 110 00 Praha 1 , Czech Republic	2022	Industrial	Procurement of human plasma.	—%	70.180%	—%	70.180%	—%	70.180%

Plazmaszolgálat Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—%	70.180%	—%	70.180%	—%	70.180%

Grifols Biotest Holdings GmbH	Colmarer Str. 22, 60528 Frankfurt am Main, Germany	2022	Services	Management of own assets as well as the acquisition, sale, holding and management of shares in other companies in Germany and abroad in the company's own name and on its own account (not third parties), in particular in Biotest AG with registered offices in Dreiech.	100.000%	—%	100.000%	—%	100.000%	—%

AlbaJuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona, Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—%	100.000%	—%	100.000%	—%	49.000%

Equity-accounted investees and others

Mecwins, S.L. (no longer associated)	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela, Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—%	—%	—%	24.590%	—%	24.590%

Albajuna Therapeutics, S.L (becomes part of the group)	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—%	—%	—%	—%	—%	49.000%

Medcom Advance, S.A (dissolved)	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	—%	—%	—%	45.000%	—%	45.000%

Shanghai RAAS Blood Products Co. Ltd. (no longer associated)	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance	—%	—%	26.200%	—%	26.580%	—%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

				quality standards of blood products to the international level.

Grifols Egypt for Plasma Derivatives (S.A.E.)	Tolip El Narges Hotel, Teseen Streett, Fifth Settlement, Cairo Egypt	2021	Industrial	Establish and operate a plasma fractionation plant, regardless of whether the plasma is collected locally or imported, as well as its filling and packaging.	49.000%	—%	49.000%	—%	49.000%	—%

Biotek America LLC ("ITK JV")	1430 East Southlake Blvd Suite 200 Southlake TX 76092 Estados Unidos	2021	Industrial	Build and manage until the opening of donor plasma centers in the United States.	—%	75.000%	—%	75.000%	—%	75.000%

BioDarou PLC	Felestin Ave, 1416653163 Tehran, Iran	2022	Industrial	Procurement of human plasma.	—%	34.388%	—%	34.388%	—%	34.388%

This appendix is part of note 2 from the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2024, 2023 and 2022

(expressed in thousands of Euros)

	Biopharma			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated
	2024	2023(*)	2022 (*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)
Revenues from external customers	6,142,588	5,558,301	5,005,382	644,898	670,269	671,292	215,664	159,957	146,076	209,232	203,450	250,165	—	—	(8,948)	7,212,382	6,591,977	6,063,967

Total operating income	6,142,588	5,558,301	5,005,382	644,898	670,269	671,292	215,664	159,957	146,076	209,232	203,450	250,165	—	—	(8,948)	7,212,382	6,591,977	6,063,967

Profit/(Loss) for the segment	1,271,194	886,978	768,095	108,829	111,694	129,968	47,793	43,563	114,397	39,435	6,632	(46,809)	—	6,979	35,419	1,467,251	1,055,846	1,001,070

Unallocated expenses																(275,236)	(273,529)	(218,634)

Operating profit/(loss)																1,192,015	782,317	782,436

Finance result																(748,019)	(574,374)	(442,941)

Share of profit/(loss) of equity accounted investee	—	—	—	—	—	—	—	—	—	—	(922)	(1,482)	—	—	—	—	(922)	(1,482)

Income tax expense																(231,190)	(43,349)	(90,111)

Profit for the year after tax																212,806	163,672	247,902

Segment assets	14,232,889	13,419,636	13,464,608	3,754,840	3,528,861	3,681,632	348,789	380,012	341,876	889,606	1,840,949	766,139	—	—	(6,997)	19,226,124	19,169,458	18,247,258
Equity-accounted investments	68,996	57,529	41,162	—	—	—	—	—	—	—	364,234	1,456,797	—	—	—	68,996	421,763	1,497,959
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,110,121	1,400,882	1,484,367
Total assets																21,405,241	20,992,103	21,229,584

Segment liabilities	2,323,789	2,459,786	2,494,213	522,822	466,953	425,693	81,813	79,678	43,264	514,414	97,840	222,565	—	—	—	3,442,838	3,104,257	3,185,735
Unallocated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,355,378	10,374,151	10,067,720
Total liabilities																12,798,216	13,478,408	13,253,455

Other information:

Allocated amortisation and depreciation	327,743	333,103	297,272	64,522	65,817	64,682	9,305	9,280	5,759	15,696	16,162	20,367	—	—	—	417,266	424,362	388,080

Unallocated amortisation and depreciation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	20,630	22,060	22,900

Allocated expenses that do not require cash payments	(5,143)	30,198	(71,964)	4,613	6,995	13,639	105	136	120	(8,208)	(789)	(206)	—	—	—	(8,633)	36,540	(58,411)

Unallocated expenses that do not require cash payments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,310)	548	(10,770)

Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	373,380	359,442	507,457	54,575	29,107	49,890	2,128	9,066	98	7,619	3,884	30,192	—	—	—	437,702	401,499	587,637

Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	40,488	48,618	59,866

(*) Restated figures (Note 2.d)

This appendix forms an integral part of note 5 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A.AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2024, 2023 and 2022

(expressed in thousands of Euros)

	Spain			Rest of European Union			USA + Canada			Rest of World			Consolidated
	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)

Net Revenue	423,080	362,877	320,631	1,118,258	893,050	711,579	4,087,030	3,898,961	3,855,607	1,584,014	1,437,089	1,176,150	7,212,382	6,591,977	6,063,967

Assets by geographical area	1,635,463	1,190,606	1,156,068	7,584,295	7,055,181	6,600,264	11,789,971	10,966,924	11,713,893	395,512	1,779,392	1,759,359	21,405,241	20,992,103	21,229,584

Other information:
Additions for the year of property, plant & equipment, intangible assets and rights of use	56,796	53,216	60,503	155,534	170,763	107,030	255,575	214,227	467,819	10,285	11,911	12,151	478,190	450,117	647,503

(*) Restated figures (Note 2.d)

This appendix forms an integral part of note 5 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets for the year ended 31 December 2024, 2023 and 2022

(expressed in thousands of Euros)

	Balance at				Translation	Balance at
	31/12/2023	Additions	Transfers	Disposals	differences	31/12/2024

Development costs	1,853,483	102,092	—	(2,472)	49,866	2,002,969
Concessions, patents, licenses brands & similar	284,736	1,288	1,852	(814)	15,911	302,973
Computer software	359,837	25,915	4,883	(1,755)	12,432	401,312
Currently marketed products	1,389,248	—	—	—	74,095	1,463,343
Other intangible assets	117,172	9,534	(1,521)	(3,012)	4,953	127,126
Total cost of intangible assets	4,004,476	138,829	5,214	(8,053)	157,257	4,297,723
Accum. amort. of development costs	(228,832)	(32,582)	—	2,472	(7,449)	(266,391)
Accum. amort of concessions, patents, licences, br.	(91,496)	(16,154)	—	815	(4,529)	(111,364)
Accum. amort. of cumputer software	(251,438)	(34,455)	—	467	(8,713)	(294,139)
Accum. amort. of currently marketed products	(499,347)	(49,262)	—	—	(31,454)	(580,063)
Accum. amort. of other intangible assets	(100,108)	(1,225)	—	—	(5,450)	(106,783)
Total accum. amort intangible assets	(1,171,221)	(133,678)	—	3,754	(57,595)	(1,358,740)
Impairment of other intangible assets	(1,059)	(10,113)	(1,794)	140	(25)	(12,851)
Carrying amount of intangible assets	2,832,196	(4,962)	3,420	(4,159)	99,637	2,926,132

This appendix forms an integral part of Note 7 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets for the year ended 31 December 2024, 2023 and 2022

(expressed in thousands of Euros)

	Balance at				Translation	Balance at
	31/12/2022	Additions	Transfers	Disposals	differences	31/12/2023

Development costs	1,822,085	58,573	—	—	(27,175)	1,853,483
Concessions, patents, licenses brands & similar	292,158	2,747	(344)	(1,478)	(8,347)	284,736
Computer software	340,991	22,174	3,684	(117)	(6,895)	359,837
Currently marketed products	1,431,174	—	—	—	(41,926)	1,389,248
Other intangible assets	117,485	2,388	(157)	(678)	(1,866)	117,172
Total cost of intangible assets	4,003,893	85,882	3,183	(2,273)	(86,209)	4,004,476
Accum. amort. of development costs	(199,444)	(32,694)	—	—	3,306	(228,832)
Accum. amort of concessions, patents, licences, br.	(77,331)	(16,274)	363	192	1,554	(91,496)
Accum. amort. of cumputer software	(220,305)	(34,366)	(1,294)	104	4,423	(251,438)
Accum. amort. of currently marketed products	(464,094)	(51,484)	—	—	16,231	(499,347)
Accum. amort. of other intangible assets	(91,489)	(12,391)	—	678	3,094	(100,108)
Total accum. amort intangible assets	(1,052,663)	(147,209)	(931)	974	28,608	(1,171,221)
Impairment of other intangible assets	(2,083)	(421)	—	1,438	7	(1,059)
Carrying amount of intangible assets	2,949,147	(61,748)	2,252	139	(57,594)	2,832,196

This appendix forms an integral part of Nota 7 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A.AND SUBSIDIARIES

Movement in Rights of Use for the year ended 31 December 2024

(expressed in thousands of Euros)

	Balance at				Translation	Balance at
	31/12/2023	Additions	Transfers	Disposals	differences	31/12/2024
Land and buildings	1,216,059	71,698	505	(21,369)	58,094	1,324,987
Machinery	7,693	854	(120)	(167)	365	8,625
Computer equipment	4,221	852	—	(745)	199	4,527
Vehicles	22,216	5,646	—	(3,100)	555	25,317

Total cost of rights of use	1,250,189	79,050	385	(25,381)	59,213	1,363,456

Accum. depr. of land and buildings	(282,755)	(74,929)	(505)	5,206	(15,387)	(368,370)
Accum. depr. of machinery	(3,975)	(1,522)	120	164	(239)	(5,452)
Accum. depr. of computer equipment	(3,457)	(559)	—	710	(189)	(3,495)
Accum. depr. of vehicles	(14,762)	(5,106)	—	2,498	(465)	(17,835)

Total accum. Depr. of rights of use	(304,949)	(82,116)	(385)	8,578	(16,280)	(395,152)

Carrying amount of rights of use	945,240	(3,066)	—	(16,803)	42,933	968,304

This appendix forms an integral part of Note 8 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use for the year ended 31 December 2024

(expressed in thousands of Euros)

	Balance at				Translation	Balance at
	31/12/2022 (*)	Additions	Transfers	Disposals	differences	31/12/2023 (*)
Land and buildings	1,198,363	94,699	(1,957)	(41,103)	(33,943)	1,216,059
Machinery	6,664	2,871	(1,008)	(658)	(176)	7,693
Computer equipment	6,819	597	(2,484)	(604)	(107)	4,221
Vehicles	20,958	4,737	(79)	(3,191)	(209)	22,216

Total cost of rights of use	1,232,804	102,904	(5,528)	(45,556)	(34,435)	1,250,189

Accum. depr. of land and buildings	(229,605)	(71,157)	1,957	8,830	7,220	(282,755)
Accum. depr. of machinery	(3,647)	(1,507)	523	590	66	(3,975)
Accum. depr. of computer equipment	(5,793)	(860)	2,516	580	100	(3,457)
Accum. depr. of vehicles	(12,499)	(5,019)	45	2,506	205	(14,762)

Total accum. Depr. of rights of use	(251,544)	(78,543)	5,041	12,506	7,591	(304,949)

Carrying amount of rights of use	981,260	24,361	(487)	(33,050)	(26,844)	945,240

(*) Restated figures (Note 2.d)

This appendix forms an integral part of Note 8 to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment for the year ended 31 December 2024, 2023 and 2022

(expressed in thousands of Euros)

	Balance at				Translation	Balance at
	31/12/2023	Additions	Transfers	Disposals	differences	31/12/2024

Cost:

Land and buildings	1,131,912	379	56,480	(4,453)	46,289	1,230,607
Plant and machinery	3,175,459	66,772	263,393	(78,230)	127,055	3,554,449
Fixed Assets under construction	910,670	193,159	(323,173)	—	21,657	802,313

	5,218,041	260,310	(3,300)	(82,683)	195,001	5,587,369

Accumulated depreciation:

Buildings	(206,375)	(31,505)	57	1,481	(9,807)	(246,149)
Plant and machinery	(1,757,723)	(190,599)	(177)	31,039	(74,857)	(1,992,317)
	(1,964,098)	(222,104)	(120)	32,520	(84,664)	(2,238,466)

Impairment of other property, plant and equipment	(6,820)	(1,370)	—	1,120	13	(7,057)

Carrying amount	3,247,123	36,836	(3,420)	(49,043)	110,350	3,341,846

This appendix forms an integral part of to the consolidated financial statements.

APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment for the year ended 31 December 2024, 2023 and 2022

(expressed in thousands of Euros)

	Balance at		Business			Translation	Balance at
	31/12/2022 (*)	Additions	combination	Transfers	Disposals	differences	31/12/2023 (*)

Cost:

Land and buildings	1,155,406	6,046	—	342	(4,953)	(24,929)	1,131,912
Plant and machinery	3,103,209	72,241	480	125,507	(58,245)	(67,733)	3,175,459
Fixed Assets under construction	879,542	183,044	—	(125,460)	(1,646)	(24,810)	910,670

	5,138,157	261,331	480	389	(64,844)	(117,472)	5,218,041

Accumulated depreciation:

Buildings	(181,337)	(32,309)	—	181	1,954	5,136	(206,375)

Plant and machinery	(1,641,398)	(188,361)	(383)	(2,336)	34,705	40,050	(1,757,723)

	(1,822,735)	(220,670)	(383)	(2,155)	36,659	45,186	(1,964,098)

Impairment of other property, plant and equipment	(12,564)	(1,173)	—	—	6,767	150	(6,820)

Carrying amount	3,302,858	39,488	97	(1,766)	(21,418)	(72,136)	3,247,123
			(See Note 3)

(*) Restated figures (Note 2.d)

This appendix forms an integral part of the consolidated financial statements.