Form 20-F
period 2025-12-31
Grifols SA
filed 2026-04-17
CIK 1438569

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

◻      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

David Ian Bell Chief Corporate Development Officer Telephone: +34 93 571 02 21 Email: david.bell@grifols.com Grifols Shared Services North America, Inc. 2410 Grifols Way Los Angeles, CA 90032-3514
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

⌧ Yes ◻ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The functional and presentation currency of Grifols is the euro. Beginning with the year ended December 31, 2025, we have changed the presentation of our financial statement amounts from thousands of euros to millions of euros. Prior-period amounts have been conformed to the current year presentation. Therefore, all tabular disclosures are presented in millions of euros except share and per share amounts, percentages and as otherwise indicated. Certain monetary amounts and other figures included in this annual report on Form 20-F have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Changes in accounting criteria and corrections

In the consolidated annual accounts for year ended December 31, 2024, we applied certain corrections related to the accounting classification of the joint operation Biotek America LLC (the “ITK JV”) and the initial treatment of the investment in Shanghai RAAS Blood Products Co. Ltd (“Shanghai RAAS”). These corrections affected the comparative figures for the years ended December 31, 2023 and 2022 and were described in detail in the notes to the financial statements as of and for the year ended December 31, 2024, filed with the annual report on Form 20-F for the year ended December 31, 2024. Our audited consolidated financial statements included in this annual report on Form 20-F already fully incorporate these adjustments and no additional errors or changes in accounting policies have been identified during 2025.

With respect to the ITK JV, we concluded that the arrangement should have been treated as a joint operation from its inception, which required the proportional recognition of the corresponding assets, liabilities, and results. The correction resulted in the recognition, as of December 31, 2023, of the joint operation’s assets and liabilities amounting to €151 million and €191 million, respectively, and in the recognition of a negative adjustment to reserves of €40 million, net of translation differences, corresponding to accumulated losses for fiscal years 2021 and 2022. It also resulted in a reduction in the profit attributable to the parent company of €23 million in 2022 and €17 million in 2023.

As regards Shanghai RAAS, it was identified that in the initial recognition of the investment in 2020, the amount corresponding to the indirect interest in Grifols Diagnostic Solutions Inc. (“GDS”) should have been excluded. In accordance with the applicable accounting policy, this amount should have been recorded against the investment in Shanghai RAAS rather than against reserves. The correction resulted in a reduction in the carrying amount of the investment and in consolidated reserves totaling €457 million, with no impact on the income statement of the affected fiscal years.

See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Changes in accounting criteria and corrections” and Note 2(d) to our consolidated financial statements as of and for the year ended December 31, 2025.

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

See below for a reconciliation of reported net revenues to net revenues in constant currency:

	Year Ended December 31,			Year Ended December 31,
	2025	2024	% var	2024	2023	% var

	(in millions of euros)			(in millions of euros)
Net Revenue	7,524	7,212	4.3%	7,212	6,592	9.4%
Variation due to exchange rate effects	194			59
Constant Currency Net Revenue	7,718	7,212	7.0%	7,271	6,592	10.3%

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

v

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

Risks Relating to Our Structure:

●	Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our debt obligations;
●	Despite our substantial indebtedness, we may still incur significantly more debt. This could exacerbate the risks associated with our substantial leverage;

●	To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors, some of which may be beyond our control;
●	Covenants in our debt agreements restrict our business in many ways;
●	Our ability to meet our financial obligations depends in part on our ability to receive dividends and other distributions from our subsidiaries;
●	We engage in transactions with related parties and such transactions may present the appearance of a possible conflict of interest that can have an adverse effect on us;
●	We are a foreign private issuer under the rules and regulations of the Securities and Exchange Commission and, thus, are exempt from a number of rules under the Securities Exchange Act of 1934 and are permitted to file less information with the Securities and Exchange Commission than a company incorporated in the United States;
●	Military conflicts around the world, and the global response thereto, may adversely affect our business and results of operations; and
●	The ability to enforce civil liabilities under U.S. securities laws may be limited.
●	We are a multinational business that operates in numerous tax jurisdictions.
●	The unforeseen results of potential trade disputes and reciprocal tariffs around the world, including the United States, the European Union and/or China, may cause an impact on our business.
●	Changes in immigration laws in the countries in which we operate, including Canada and the United States, could affect our ability to send employees with specified expertise in manufacturing and IT into foreign regions for purposes of building or upgrading certain infrastructure.

Risks Relating to the Company and Our Business:

●	Our manufacturing processes are complex and involve biological intermediates that may be susceptible to contamination and variations in yield. Plasma and plasma derivative products are fragile, and improper handling of the plasma or plasma derivative products could adversely affect our operations;
●	Once our products are approved and marketed, we must continually monitor them for signs that their use may result in serious and unexpected side effects, which could jeopardize our reputation and our ability to continue marketing our products. We may also be required to conduct post-approval clinical trials as a condition to licensing a product. Moreover, we may not be able to commercialize products in development;
●	Our ability to continue manufacturing and distributing our products depends on our continued adherence to cGMP regulations at our facilities;
●	A significant disruption in our supply of plasma, including as a result of macroeconomic conditions, pandemics or changes in immigration policies and enforcement could have a material adverse effect on our business and our growth plans;
●	Disruption of the operations of our plasma collection centers would cause us to become supply-constrained and our financial performance would suffer;
●	A significant portion of our net revenue has historically been derived from sales of our immunoglobulin (“IG”) products and we expect that they will continue to comprise a significant portion of our sales. Any adverse market event with respect to these products could have a material adverse effect on us;

●	We face significant competition, including from companies with greater financial resources;
●	Technological changes in the production of our products may require substantial investments in innovation, digital transformation and new technologies, which could render our production process uneconomical and diminish our competitiveness in the industries in which we operate;
●	We utilize artificial intelligence, which could expose us to liability or adversely affect our business;
●	The discovery of new pathogens could slow our growth and adversely affect profit margins;
●	Product liability claims or product recalls and/or voluntary withdrawals involving products we produce or distribute could have a material adverse effect on our business;
●	Our ability to continue to produce safe and effective plasma derivative products depends on a plasma supply free of transmittable diseases;
●	Ineffective IT governance, as well as a lack of related compliance, operational safeguards, and implementation of appropriate cybersecurity measures poses significant risks in today’s data-driven world, including data breaches, regulatory non-compliance, operational inefficiencies, financial losses and hindered innovation;
●	Our future success depends on our ability to retain members of our senior management and to attract, retain and motivate qualified personnel;
●	Our business requires substantial capital to operate and grow and to achieve our strategy of realizing increased operating leverage, including the completion of several large capital projects;
●	We may not be able to develop some of our international operations successfully;
●	Uncertainties regarding the general regulatory and legal environment, particularly in China, could adversely affect our business;
●	We are susceptible to interest rate variations;
●	Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar;
●	If our main facilities were to suffer a crippling accident, or if a force majeure event materially affected our ability to operate and produce saleable products, a substantial part of our manufacturing capacity could be shut down for an extended period;
●	If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer;
●	If our shipping or distribution channels were to become inaccessible due to a crippling accident, a pandemic, an act of terrorism, a strike, earthquake, major fire, armed conflict or storm, or any other force majeure event, our supply, production and distribution processes could be disrupted;
●	We rely in large part on the services of third parties for the sale, distribution and delivery of our products;
●	We rely on the services of third parties for the manufacture of certain products;

●	We may not be able to commercialize products in development;
●	Complex and evolving U.S. and international laws and regulations regarding privacy and data security and increased risk of cybersecurity incidents to our information technology systems could result in increased costs of operations and a significant disruption to our business;
●	Cyber-attacks or other privacy and data security incidents (for example involving the personal information of our plasma or blood donors) could disrupt our business and expose us to significant losses, liability and reputational damage;
●	Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries of the intellectual property relating to or incorporated into our technology and products;
●	In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how;
●	We may infringe or be alleged to infringe intellectual property rights of third parties;
●	We have in-licensed certain patent rights and co-own certain patent rights with third parties;
●	We may not realize the expected benefits from the entry into new or amended contracts, cost-savings and business improvement initiatives;
●	Climate change and increased risk of major natural disasters may adversely affect our business; and
●	Changes, enactment, and/or enforcement of biometric information, consumer health data, biometric information, information and other privacy laws of different jurisdictions, including federal and state laws in the United States, could expose us to potential liability.

Risks Relating to the Healthcare Industry:

●	United States Healthcare Reform may adversely affect our business;
●	Government pressures and constraints on reimbursement may adversely affect our business;
●	Impact of government regulations relating to product development and regulatory approvals, as well as government pressures and constraints on reimbursement may adversely affect our business;
●	Failure to comply with laws and regulations governing the sales and marketing of our products or an adverse decision in lawsuits may result in adverse consequences for us;
●	We could be adversely affected if other government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products;
●	We are subject to extensive government regulatory compliance and ethics oversight;
●	Failure to comply with changing regulatory requirements could materially adversely affect our business;
●	We are subject to extensive environmental, health and safety laws and regulations; and
●	Unsuccessful management of sustainability (environmental, social and governance) matters could adversely affect our reputation, and we may experience difficulties meeting the expectations of our stakeholders.

Risks Relating to Our Shares and American Depositary Shares:

●	If we discover material weaknesses or significant deficiencies in our internal control over financial reporting, it may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under U.S. federal securities laws, which also could affect the market price of our American Depositary Shares or our ability to remain listed on NASDAQ;
●	The Grifols Family may exercise significant influence over the conduct of our business;
●	The market price of our Class B ADSs on NASDAQ, as well as the market price of our Class A ADSs traded in over the counter markets, may be volatile;
●	Techniques employed by short sellers or other market disruptors may drive down the market price of our shares, negatively impact our business operations and/or generate non-meritorious litigation;
●	Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding our ADSs or shares;
●	Subscription (or preemptive) rights may be unavailable to U.S. holders of our shares or ADSs; and
●	ADS holders may be subject to limitations on the transfer of their ADSs.

Risks Relating to Our Structure

Our substantial level of indebtedness could adversely affect our financial condition, restrict our ability to react to changes to our business, and prevent us from fulfilling our debt obligations.

We have a significant amount of indebtedness. As of December 31, 2025, our current and non-current financial liabilities were €9.6 billion, of which a substantial majority (€9.1 billion) was long-term debt.

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

We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. Our business is capital intensive, and we regularly seek additional capital. Although each of the indentures governing the 2021 Notes (as defined herein), the April 2024 Notes (as defined herein), December 2024 Notes (as defined herein) and the New Credit Facilities (as defined herein) contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions, including secured debt, could be substantial. Incurring additional debt to current debt levels could exacerbate the leverage-related risks described above. For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit.”

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

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the New Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity of such indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including the New Credit Facilities, the 2021 Notes, the April 2024 Notes and the December 2024 Notes, on commercially reasonable terms or at all. For more information on our indebtedness, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit.”

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

A breach of any of these covenants could result in a default under our debt agreements. Upon the occurrence of an event of default, the respective creditors could elect to declare all amounts outstanding under the debt agreements to be immediately due and payable and, in the case of the New Credit Facilities, December 2024 Notes, April 2024 Notes and 2021 Notes, terminate all commitments to extend further credit. If we were unable to repay those amounts, the respective creditors could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the New Credit Facilities, the April 2024 Notes and the December 2024 Notes. If the respective creditors under our existing indebtedness accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness.

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

In addition, any payment of dividends, distributions, loans or advances to us by our subsidiaries could be subject to restrictions on dividends or, in the case of foreign subsidiaries, restrictions on repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate. Furthermore, payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings. Our subsidiaries are permitted under the terms of our indebtedness to incur additional indebtedness that may restrict payments from those subsidiaries to us. We cannot assure you that agreements governing current and future indebtedness of our subsidiaries will permit those subsidiaries to provide us with sufficient cash to fund payments on our indebtedness when due.

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

We purchase goods and services from, sell products to and otherwise engage in other transactions with related parties. These related party transactions create the possibility of conflicts of interest between us and our management, including that:

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

As a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules under Section 14 of the Exchange Act, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; we are not required to file financial statements prepared in accordance with United States’ generally accepted accounting principles; and we are not required to comply with SEC Regulation FD, which imposes certain restrictions on the selective disclosure of material non-public information. In addition, our officers, directors and principal shareholders currently are not subject to the reporting or short-swing profit recovery provisions of Section 16 of the Exchange Act or the rules under the Exchange Act with respect to their purchases and sales of our Class A shares or Class B shares. Accordingly, you may receive less information about us than you would receive about a company incorporated in the United States and may be afforded less protection under the U.S. federal securities laws than you would be afforded with respect to a company incorporated in the United States. If we lose our status as a foreign private issuer at some future time, we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

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

The occurrence of unforeseen or catastrophic events, including geopolitical and other economic or political conditions or events such as the military conflict between Russia and Ukraine since 2022, the ongoing conflict in Gaza following the terrorist attacks that occurred in Israel in October 2023, and the broader regional conflict involving Iran, Israel and the United States, depending on their scale and duration, may adversely affect national, regional and global economies and could disrupt our operations. For example, in response to these military conflicts, significant sanctions and export controls have been imposed against certain countries, individuals and entities. These conflicts have also resulted in significant volatility and disruptions to the global markets.

It is not possible to predict the long-term implications of these conflicts, which could include but are not limited to new trade restrictions, tariffs, or other retaliatory measures contingent upon ongoing developments and diverging foreign policy positions among governments, uncertainty about economic and political stability, increases in inflation rates, further increases in energy prices, supply chain challenges and adverse effects on currency exchange rates and financial markets.

In addition, these or any other future conflicts have led or could lead to increased threats of cyberattacks, which can pose risks to the security of our IT systems, our network and our service offerings, as well as the confidentiality, availability and integrity of our data.

Up to the present date, the conflicts in Ukraine, Gaza and Iran have not significantly affected our business operations, but we cannot be certain that such conflicts will not affect existing and potential customers and have an adverse impact on our operations in the future.

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

We are subject to evolving and complex tax laws in the jurisdictions in which we operate, and routinely obtain advice on tax-related matters. Significant judgment is required in determining our tax liabilities, and our tax returns are periodically examined by various tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our accrual for tax contingencies; however, due to the complexity of tax matters, the ultimate resolution of any tax matters may result in payments greater or less than the amounts accrued. In addition, we may be affected by changes in tax laws, including tax rate changes, new tax laws, and revised tax law interpretations in domestic and foreign jurisdictions and between jurisdictions, including by the E.U., which could have a material and adverse effect on our tax expense and/or tax balances, and changes in tax policies could have a material and adverse impact our business. Furthermore, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including potential disputes relating to the prices our subsidiaries charge one another for intercompany transactions, known as transfer pricing. Additionally, existing or future executive orders or other changes in laws regarding tariffs, including by the U.S. executive administration and Congress, the European Union and/or China, could adversely affect our business, financial position and results of operations. The impact of any changes in laws regarding tariffs on our business, if any, will depend on the specific restrictions imposed on trade, including the effective date and duration of such tariffs, jurisdictions covered in such tariffs, amounts of such tariffs, and potential retaliatory tariffs imposed by other jurisdictions. The occurrence of any of these risks could have a material adverse effect on our business, financial position and results of operations.

In particular, the Organization for Economic Co-operation and Development (“OECD”) introduced a new inclusive framework on Base Erosion and Profit Shifting that contains a two-pillar solution to address the tax challenges arising from the digitalization of the economy. These changes are now being progressively implemented by tax authorities around the world and represent a fundamental change to the international tax framework. Pillar One provides for a new nexus standard/taxing right that allocates a portion of intangible/residual profits directly to market jurisdictions but only for the largest and most profitable companies. Pillar Two provides for a global minimum level of taxation (15%) that establishes a floor for tax competition amongst jurisdictions. Since the introduction of the OECD Inclusive Framework, over 140 countries have endorsed the framework and E.U. member states formally adopted the E.U.’s Pillar Two Directive. However, the U.S. voiced concerns regarding the application of the global minimum tax and stated that it may impose retaliatory taxes or take other retaliatory actions against companies from jurisdictions (including in the E.U.) that applied or would apply the global minimum tax. Nevertheless, the U.S. Treasury Department has since stated that it reached an agreement with the G7 regarding the treatment of U.S.-headquartered multinational groups in connection with Pillar Two. On January 5, 2026, the OECD/G20 Inclusive Framework announced a “side-by-side” package; however, the implementation and potential effects of these developments remain uncertain.

As of the date of this annual report, certain E.U. member states have begun to transpose the directive into law, but enforcement dates vary. A number of E.U. member states have begun to implement the rules, subject to transitional rules and permitted deferrals. While we do not anticipate that Pillar Two will have a material impact on our tax provision or effective tax rate, it is possible that Pillar Two may result in top-up taxes in some jurisdictions in which we operate and we continue to monitor evolving tax legislation. Depending on the final rules, we may face requirements for increased tax and accounting disclosures, as well as additional compliance and reporting obligations. For more information, see Note 28 to the audited consolidated financial statements included in this annual report.

The unforeseen results of potential trade disputes and reciprocal tariffs around the world, including the United States, the European Union and/or China may cause an impact on our business.

Our operations expose us to the risk that increased trade protectionism from the United States, the European Union, China or other nations adversely affect our business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and, indirectly, demand for our products. Trade protectionism in the markets we serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for imported products, including our plasma-derived therapies. In addition to tariffs, governments have increasingly implemented export controls, investment restrictions, anti-subsidy investigations, supply chain localization requirements and other trade-related measures that may affect cross-border flows of goods, capital and technology. Due to the interconnected nature of the global supply chain for many products, these policies could impact imports and exports from countries not directly imposing or subject to tariffs or other measures.

Tensions over trade and other matters remain high between the U.S. and other countries, including the members of the E.U. and China. The current U.S. administration, led by President Trump, instituted widespread tariffs on a wide variety of goods, including from the European Union and China, which led, and could continue to lead, to retaliatory tariffs from other countries including China and the E.U. The continued use of tariffs and other trade policy tools by the United States and other governments has created significant uncertainty about the future relationship between the United States and China, the European Union, Canada, Mexico and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China and countries in the European Union, which could adversely affect our business, results of operations, and financial condition. Any new or increased trade barriers or restrictions on trade, including as a result of tariffs imposed by the United States or other countries, could have an adverse impact on our business, operating results and financial condition.

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

The manufacture of our plasma products is an extremely complex process of fractionation (separating the plasma into component proteins), purification, filling and finishing. Our products can become non-releasable or otherwise fail to meet our specifications through a failure of one or more of our product testing, manufacturing, process controls and quality assurance processes. We may detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with Current Good Manufacturing Practice (“cGMP”) regulations enforced by the U.S. Food and Drug Administration (“FDA”) and analogous regulatory authorities of other countries, or other similar regulations, which would likely result in our determination that the impacted products should not be released and therefore should be destroyed.

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

Our manufacture of intermediate immunoassay antigens and antibodies to screen human donated blood and blood products is also a complex biologic process, subject to substantial production risks. These processes typically involve an upstream or fermentation process and a downstream or purification process. Since in the upstream process we deal with living cells, we may face a contamination by undesired cells which would eventually translate into a low yield. Yields in general can also be greatly affected by the different nutrients compositions added to the reactors in this fermentation step. Likewise, during the purification step, we can face low yields due to poor resins composition, equipment failure or procedural mistakes.

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

●	The use of albumin sometimes produces the following adverse events: hypervolemia, circulatory overload, pulmonary edema, hyperhydration and allergic manifestations including urticaria, chills, fever and changes in respiration, pulse and blood pressure.

●	The use of blood clotting Factor IX sometimes produces the following adverse events: the induction of neutralizing antibodies; thromboembolism, including myocardial infarction; disseminated intravascular coagulation; venous thrombosis and pulmonary embolism; and, in the case of treatment for immune tolerance induction, nephrotic syndrome.
●	The use of the antihemophilic blood clotting Factor VIII sometimes produces the following adverse events: the induction of neutralizing antibodies, thromboembolic events and hemolytic anemia or hemolysis.
●	The use of immunoglobulins sometimes produces the following adverse events: nausea, vomiting, asthenia, pyrexia, rigors, injection site reaction, allergic or anaphylactic reaction, aseptic meningitis, arthralgia, back pain, dizziness, headache, rash, pruritus, urticaria, hemolysis or hemolytic anemia, hyperproteinemia, increased serum viscosity and hyponatremia, thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, transfusion-related acute lung injury and renal dysfunction and acute renal failure.
●	The use of anti-hepatitis B immunoglobulin sometimes produces the following adverse events: thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, aseptic meningitis, hemolytic anemia or hemolysis and acute renal failure.
●	The use of Koate-DVI, which we license exclusively in the United States to Kedrion S.p.A, a corporation organized under the laws of Italy, sometimes produces the following adverse events: allergic reactions, tingling in the arm, ear and face, blurred vision, headache, nausea, stomach ache and a jittery feeling.
●	The use of Prolastin, Prolastin-C, alpha-1 proteinase inhibitor, or A1PI, sometimes produces the following adverse events: dyspnea, tachycardia, rash, chest pain, chills, influenza-like symptoms, hypersensitivity, hypotension and hypertension.

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

Our adherence to cGMP regulations and the effectiveness of our quality systems are periodically assessed through inspections of our facilities by the FDA, and analogous regulatory authorities of other countries. If deficiencies are noted during an inspection, we must take action to correct those deficiencies and to demonstrate to the regulatory authorities that our corrections have been effective. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall product or suspend operations until appropriate measures can be implemented. We are also required to report certain deviations from procedures to the FDA and analogous regulatory authorities of other countries, and even if we determine that the deviations were not material, such regulatory authorities could require us to take similar measures. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur costs without improving our profitability or the safety of our products. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time consuming and could delay or prevent the manufacturing of a product or launch of a new product. Further, changes in FDA policy, priorities, or resource allocation may affect our ongoing operations.

Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior review and approval or revalidation by the FDA or other regulatory authorities of the manufacturing processes and procedures in accordance with cGMP regulations.

To validate our manufacturing processes and procedures following completion of our upgraded facilities, we must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at our other facilities. To provide such a comparative analysis, both the existing processes and the processes that we expect to be implemented at our upgraded facilities must comply with the regulatory standards prevailing at the time that our expected upgrade is completed. In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure to adjust our operations to conform to new or updated standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

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

The majority of our revenue depends on our access to U.S. source plasma (obtained through plasmapheresis), the principal raw material for our plasma derivative products. Our ability to increase revenue depends substantially on increased access to and availability of plasma. If we are unable to obtain sufficient quantities of source plasma, we may be unable to find an alternative cost-effective source of plasma and we would be limited in our ability to maintain current manufacturing levels of plasma derivative products. As a result, we could experience a substantial decrease in net revenue or profit margins, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production growth plans.

Our current business plan envisages an increase in the production of plasma derivative products, which depends on our ability to maintain and/or increase plasma collections or improve product yield. The ability to maintain and/or increase plasma collections may be limited, our supply of plasma could be disrupted or the cost of plasma could increase substantially, as a result of numerous factors, including:

●	A reduction in the donor pool.
●	Regulators in most of the largest markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the outbreak in the early 1990s of the variant Creutzfeldt-Jakob, or mad cow disease, resulted in a suspension by the United States of the use of plasma collected from certain persons based on travel, residence or transfusion in the United Kingdom and concern over the safety of blood products, which led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool, significantly reducing the potential donor pool. This suspension was only lifted in 2022. The appearance of new viral strains could further reduce the potential donor pool. In past years, the COVID-19 pandemic also adversely impacted our plasma collection volumes because of, among other things, mobility restrictions.
●	Changes in macroeconomic conditions could impact the number of donors. For example, during the early 2020s in the United States, the implementation of government stimulus programs issued to households during the COVID-19 pandemic had the two-pronged effect of both reducing the financial incentive for individuals to donate plasma and hindering our ability to maintain proper levels of workforce in plasma collection centers. Other macroeconomic factors such as a significant decrease in both inflation and interest rates in the United States in the future could result in increased access to cheaper debt to individuals, reducing the financial incentive for them to donate plasma;
●	Changes in certain immigration policies and enforcement could impair some of our supply of plasma. A significant portion of the plasma we collect in the United States comes from donors who cross the U.S.-Mexico border to donate at plasma collection centers located in border states, such as California, Texas and Arizona. Over the years, U.S. authorities have imposed or proposed various measures that have restricted and could in the future restrict cross-border travel, including changes to visa policies, travel bans, or increased enforcement actions at border checkpoints. Any new or existing restrictions or policy changes or any other issues that limit or prevent Mexican nationals or holders of valid United States visas from entering the United States for this purpose could materially impact our ability to collect sufficient plasma to meet production needs.
●	Regulatory requirements. See “—Disruption of the operations of our plasma collection centers would cause us to become supply constrained and our financial performance would suffer.”
●	Plasma supply sources. In recent years, there has been vertical integration in the industry as plasma derivatives manufacturers have been acquiring plasma collection centers. Any significant disruption in the supply of plasma or an increased demand for plasma may require us to obtain plasma from alternative sources, which may not be available on a timely basis.

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

Our ability to increase and improve the efficiency of production at our plasma collection centers may be affected by: (i) changes in the economic environment and population in selected regions where we operate plasma collection centers; (ii) the entry of competitive centers into regions where we operate; (iii) our misjudging the demographic potential of individual regions where we expect to increase production and attract new donors; (iv) unexpected facility related challenges; (v) unexpected management challenges at select plasma collection centers; (vi) adverse events at our centers; or (vii) unforeseen governmental changes to policies limiting the donor population or imposing regulations that make plasma donations onerous and restrictive.

A significant portion of our net revenue has historically been derived from sales of our immunoglobulin products and we expect that they will continue to comprise a significant portion of our sales. Any adverse market event with respect to these products could have a material adverse effect on us.

We have historically derived a significant portion of our net revenue from our immunoglobulin products. In 2025 and 2024, our immunoglobulin products accounted for approximately 54.3% and 50.8% of our net revenue, respectively. If any of these products were to lose significant sales or were substantially or completely displaced in the market, we would lose a significant and material source of our net revenue. Similarly, if either Flebogamma, Gamunex-C/Gamunex, Xembify or Prolastin were to become the subject of litigation or an adverse governmental ruling requiring us to cease sales of it, our business could be adversely affected. Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

We face significant competition, including from companies with greater financial resources.

We face significant competition. Each of Takeda, CSL Behring, Kedrion Biopharma, Octapharma Plasma and Bio Products Laboratory Ltd. now has a 10% liquid IVIG product in the United States. Both Octapharma and Bio Products Laboratory also have 5% liquid IVIG products. GC Biopharma introduced its 10% IVIG product, AlygloTM, to the U.S. market in 2024 and Argenx obtained FDA approval in 2021 for VYVGART (IV) and in 2024 for VYVGART Hytrulo (subcutaneous), a non-plasma derived product that would treat patients with chronic inflammatory demyelinating polyneuropathy (“CIDP”). Such products are direct competitors to some of our main products, Flebogamma, Gamunex-C/Gamunex or Xembify. As competition has increased, some of our competitors have discounted the price of immunoglobulin products as many customers have become increasingly price sensitive. If customers demand lower-priced products, we may lose sales or be forced to lower our prices.

In the therapeutic area of pulmonology, specifically alpha-1-antitrypsin augmentation therapy (“AAT”), we face competition from other companies such as Mereo Biopharma and AATec Medical in researching and developing novel oral and inhaled recombinant AAT therapies, respectively. In addition, gene therapies focusing on alpha-1 are potentially in development. We expect increased competition will come from Sanofi due to its acquisition from Inhibrx of all the assets and liabilities associated with INBRX-101, an optimized recombinant AAT augmentation therapy. In the area of alpha1-proteinase inhibitor deficiency, CSL’s Respreeza/Zemaira and Takeda’s Aralast (lyo)/Glassia (liquid) are competing with our Prolastin product. Our current and future competitors may increase their sales, lower their prices, change their distribution model or improve their products, causing harm to our product sales and market share. Also, if the attrition rate of our A1PI patient base accelerates faster than we have forecasted, we would have fewer patients and lower sales volume.

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

Furthermore, while we are investigating additional indications for the use of albumin, these new possibilities are countered by the fact that there are alternatives from competitors for albumin use in the main application we apply it, as a plasma volume expander. In addition to competition from other plasma-derived product manufacturers, there are several companies developing recombinant human albumin, primarily focusing on China, the largest albumin market, and also planning geographic expansion into certain countries in the Asia-Pacific region and the Middle East. Recombinant albumin products could primarily affect markets such as China and India in the short term due to their potentially unlimited supply, lower prices and shorter manufacturing times compared to plasma-derived albumin. Currently, there are five companies developing recombinant human albumin, three based in China and two based in India.

Healthgen, a Chinese company, developed the first recombinant human albumin product which was approved in July 2025 and is derived from rice. This product received approval only for the treatment of liver Cirrhosis with hypoalbuminemia (less than or equal to 30 g/L), which is not a harmonized indication comparable to those approved for plasma derived albumin products. Anrate and Proetgen are considered among the more promising recombinant albumin developers, as their products are based on yeast. Anrate is expected to submit a new drug application in the second or third quarter of 2026. Both Healthgen and Anrate have completed Phase III clinical trials and reported efficacy and safety; however, long term safety data for recombinant albumin products still needs to be proven. Recombinant technology may also provide manufacturing advantages, including shorter production timelines compared to the several months typically required for plasma derived albumin production, particularly for yeast based platforms. The Indian recombinant albumin developers are currently expected to obtain regulatory approvals beyond 2027.

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

We do not currently sell therapeutic recombinant products. We have additional versions of A1PI in our pipeline, but we cannot be certain that any of these products will be approved or sold in the future. Additionally, we are developing other potential innovations in the area of immunoglobulins. For example, our subsidiary GigaGen utilizes a proprietary, single-cell platform to discover and develop recombinant polyclonal and monoclonal antibody therapies to treat life-threatening diseases, with a number of initiatives currently under pre-clinical and clinical development. However, we cannot be certain that we will succeed in developing these products for licensed commercial use. As a result, our product offerings may remain plasma-derived in the near term, even if our competitors offer competing recombinant products.

In addition, some of our competitors have significantly greater financial resources than us. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. The development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net revenue or a decrease in our profit margins.

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

We have built and integrated, and may in the future build, integrate and utilize, artificial intelligence (“AI”) tools in connection with our business, products and services, including AI designed to reduce energy consumption in cooling plants and to enhance the production performance of IVIG. However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable, which could impair the acceptance of AI solutions, including those incorporated into our products and services. If the AI solutions that we create or use are deficient, inaccurate, controversial, highly regulated, or impermissible, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Further, there can be no assurance that our use of AI will be successful in increasing our operational efficiencies or otherwise result in our intended outcomes.

The use of certain artificial intelligence technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Additionally, we expect to see increasing government, international, and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the European Union’s Artificial Intelligence Act enacted in 2024 (the “AI Act”) — the world’s first comprehensive AI law — imposes significant obligations on providers and deployers of high-risk artificial intelligence systems and encourages providers and deployers of artificial intelligence systems to account for ethical principles in their development and use of these systems. If we develop or use AI systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. The rapid evolution of artificial intelligence will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that artificial intelligence is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate artificial intelligence tools into their own offerings, and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to conduct cyberattacks and to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

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

A product liability claim, or a product recall and/or a voluntary withdrawal of products could result in substantial financial losses, negative reputational repercussions and an inability to retain customers. Although we have a program of insurance policies designed to protect us and our subsidiaries from product liability claims, and we self-insure a portion of this risk, claims made against our insurance policies could exceed our limits of coverage. We intend to expand our insurance coverage as our sales grow. However, as product liability insurance is expensive and can be difficult to obtain, a product liability claim could decrease our access to product liability insurance on acceptable terms. In turn, we may not be able to maintain insurance coverage at a reasonable cost and may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Although we have not experienced a material liability claim, we cannot assure you that we will not experience one in the future.

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

Ineffective IT governance, as well as a lack of related compliance, operational safeguards, and implementation of appropriate cybersecurity measures poses significant risks in today’s data-driven world, including data breaches, regulatory non-compliance, operational inefficiencies, financial losses and hindered innovation.

We are highly dependent on IT processes, which may make ineffective governance a material risk. Ineffective IT practices can result in data breaches, which can be impactful on us by way of breaching contractual requirements, violating certain applicable laws, and exposing us to financial and reputational damage. In addition, ineffective IT governance can result in us failing to comply with certain regulatory requirements in this area that can lead to legal penalties and loss of trust among stakeholders. Lastly, we can be exposed to certain operational inefficiencies by not having strong IT governance practices leading to increased costs and reduced productivity, disruptions in business processes and the need for remediation efforts. See Item 16K of Part II, “Cybersecurity,” for additional details.

In addition, in 2025 we began transitioning our main enterprise resource planning system to S/4HANA, a SAP platform, to streamline our operations. We have heavily invested in this transition, and any disruptions, data loss or systems failures resulting from the transition could negatively impact or business and financial results.

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

We currently conduct sales in over 100 countries. The successful operation of such geographically dispersed resources requires considerable management and financial resources. In particular, we must bridge our business culture to the business culture of each country in which we operate. In addition, international operations and the provision of services in foreign markets are subject to additional risks, such as changing market conditions, currency exchange rate fluctuations, trade wars and barriers, including the imposition of tariffs by the United States or other countries, including China and/or countries in the E.U., on imported goods, exchange controls, regulatory changes, changes to tax regimes (including proposed changes to U.S. tax laws by the Trump administration and the U.S. Congress), foreign investment limitations, civil disturbances, armed conflict and emerging pandemics, as well as changes in global immigration policies that can hinder our ability to obtain visas to work in various countries. Furthermore, if an area in which we have significant operations or an area into which we are looking to expand suffers an economic recession or currency devaluation, our net revenues and accounts receivable collections in that region will likely decline substantially or we may not be able to successfully expand or operate in that region.

Uncertainties regarding the general regulatory and legal environment, particularly in China, could adversely affect our business.

Our international operations are governed by local laws and regulations applicable to foreign investments and foreign-owned enterprises. Our business could be adversely affected by the interpretation and enforcement of and changes in these laws and regulations. These laws and regulations often lack transparency, can be difficult to interpret and may be enforced inconsistently. A significant portion of our revenues is derived from our operations in China. China has not developed integrated legal systems that cover all aspects of our activities. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. Because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations are uncertain. In addition, the Chinese legal system is based in part on government policies and internal rules that may have retroactive effect and, in some cases, are not published at all. As a result, we may not be aware of any alleged violation of these policies and rules until after the alleged violation has occurred. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Moreover, the United States and China have had significant disagreements over monetary, economic, political, environmental and social issues at various times during recent years. Changes in political conditions and China-U.S. relations are difficult to predict and could adversely affect our business.

We are susceptible to interest rate variations.

We use issuances of debt and bank borrowings as a source of funding. At December 31, 2025, we had $2.1 billion and €5.7 billion of senior interest-bearing debt outstanding. Of such amounts, 27.0% bore interest at variable rates, at a spread over the Secured Overnight Funding Rate (“SOFR”), for our U.S. dollar denominated debt and at a spread over the Euro Interbank Offered Rate (“EURIBOR”), for our euro denominated debt. Any increase in interest rates payable by us, which could be adversely affected by, among other things, our inability to meet certain financial ratios, would increase our interest expense and reduce our cash flow, which could materially adversely affect our financial condition and results of operations. See Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Our results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of our business is conducted in currencies other than our reporting currency, the euro. In 2025, €4.8 billion, or 64.0%, of our net revenue of €7.5 billion was denominated in U.S. dollars. We are also exposed to currency fluctuations with respect to other currencies, such as the British pound, the Brazilian real, the Canadian dollar and the Argentine, Mexican and Chilean pesos. Currency fluctuations among the euro, the U.S. dollar and the other currencies in which we do business result in foreign currency translation gains or losses that could be significant.

We are also exposed to risk based on the payment of U.S. dollar denominated indebtedness. At December 31, 2025, we had approximately $2.1 billion of U.S. dollar denominated senior debt outstanding. See Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Item 11 of this Part I, “Quantitative and Qualitative Disclosures About Market Risk—Currency Risk.”

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

Other force majeure events such as terrorist acts, armed conflicts, influenza pandemic or similar events could also impede our ability to operate our business. In addition, in the event of the reconstruction of our Clayton, Los Angeles or Parets facilities or our plasma storage facilities, gaining the regulatory approval for such new facilities and the replenishment of raw material plasma could be time consuming. During this period, we would be unable to manufacture all of our products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes.

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

If our shipping or distribution channels were to become inaccessible due to a crippling accident, a pandemic, an act of terrorism, a strike, earthquake, major fire, armed conflict or storm, or any other force majeure event, our supply, production and distribution processes could be disrupted.

Not all shipping or distribution channels are equipped to transport plasma. If any of our shipping or distribution channels becomes inaccessible due to a crippling accident, a pandemic, an act of terrorism, a strike, earthquake, major fire, armed conflict or storm or any other force majeure event, we may experience disruptions in our continued supply of plasma and other raw materials, delays in our production process or a reduction in our ability to distribute our products directly to our customers.

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

We have rights of sale and distribution for several different products, including Tavlesse in the European market. However, for many of these products we rely upon supply from third parties. To the extent such third parties are unable to properly and timely manufacture and deliver the necessary products and services in Europe, our business could be materially affected.

We may not be able to commercialize products in development.

Before obtaining regulatory approval for the sale of our product candidates or for the marketing of existing products for new indicated uses, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including, without limitation, the following:

●	regulators or institutional review boards (“IRBs”) may not authorize us to commence a clinical trial or conduct a clinical trial within a country or at a prospective trial site;
●	the regulatory requirements for product approvals may not be explicit, may evolve over time and may diverge by jurisdiction;
●	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or we may be required by regulators, to conduct additional preclinical testing or clinical trials or to abandon projects that we had expected to be promising;
●	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate or participants may withdraw from our clinical trials at higher rates than we anticipate, any of which would result in significant delays;
●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;
●	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;
●	regulators or IRBs may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory authorities and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;
●	the cost of our clinical trials may be greater than we anticipate;
●	the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate, as we currently do not have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates;
●	an audit of preclinical or clinical studies by the FDA or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results, potential financial and reputational harm, and the need to perform additional studies;
●	the effects of our product candidates may not achieve the desired clinical benefits or may cause undesirable side effects, or the product candidates may have other unexpected characteristics;
●	regulatory authorities may refuse to accept or review our marketing applications if they determine that the applications are not sufficiently complete, or may issue complete response letters requiring additional information;
●	the timing of regulatory review of our marketing applications may be delayed by changes in policies, priorities, funding, staffing levels, or resource allocation of the FDA or other regulatory authorities; and
●	our clinical trials, or the ability of regulatory authorities to review the results of our clinical trials, may be delayed as a result of future pandemics with a similar impact to the COVID-19 pandemic.

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

Additionally, our information technology systems utilize certain third-party service organizations that manage sensitive data, such as personal medical information regarding plasma donors, and our business may be adversely affected if these third-party service organizations are subject to data security breaches. We may continue to incur significant expenses to comply with existing privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

In addition to the E.U.’s General Data Protection Regulation (“GDPR”), which entered into force in 2016, the California Consumer Protection Act (“CCPA”), effective as of January 1, 2020, and the U.S. Health Insurance Portability and Accountability Act of 1996, as amended, and its implementing regulations (“HIPAA”), federal, state and foreign governments continue to adopt new, or modify existing laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data.

In the United States, an increasing number of federal, state, and local privacy, data security and breach notification laws have been enacted, and additional legislation has been proposed. As of January 1, 2026, comprehensive privacy laws are in effect in 20 states, further complicating our privacy compliance obligations through the introduction of increasingly disparate requirements across the various U.S. jurisdictions in which we operate. Certain states have also enacted or are considering laws that impose stricter requirements on the processing of health-related data. While Congress is considering legislation that may preempt some or all of such U.S. state privacy laws, such legislation may also provide a more expansive private right of action for privacy claims than exists under current state laws.

Our use of personal information in connection with data analytics and emerging technologies, including artificial intelligence, may be subject to additional privacy constraints. Regulators in multiple jurisdictions have implemented or are considering new privacy and AI-specific legal frameworks, and any failure or perceived failure by us to comply with such requirements could lead to regulatory investigations, enforcement actions, fines, or restrictions on data use. We may also face enforcement risk where our partners, vendors, or service providers leverage AI in ways that involve personal data, even if we do not control the underlying technology.

In our efforts to comply with these laws and regulations, we have made and continue to make certain operational changes to our business practices. Other governmental authorities throughout the United States and around the world are considering similar types of legislative and regulatory proposals concerning data protection. These privacy, security and data protection laws and regulations could impose increased business operational costs, require changes to our business, require notification to customers or workers of a security breach, or restrict our use or storage of personal information.

For example, health information laws and regulations, such as regulations under HIPAA and potential revisions thereto, include requirements to implement various recordkeeping, operational, notice and other practices intended to safeguard that information, limit its use to allowed purposes and notify affected individuals in the event of privacy and security breaches, establish standards regarding electronic health data transmissions and set rules for specific electronic transactions, such as transactions involving claims submissions to third party payers. Failure to comply with HIPAA and similar state laws currently in effect or enacted in the future could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation.

The European Parliament and the Council of the European Union adopted the GDPR, which increased privacy rights for individuals in Europe, extended the scope of responsibilities for data controllers and data processors and imposed increased requirements and potential penalties on companies offering goods or services to individuals who are located in Europe or monitoring the behavior of such individuals (including by companies based outside of Europe). Noncompliance can result in penalties of up to the greater of €20 million, or 4.0% of global company revenues. In addition, the Network and Information Security Directive (NIS2) was approved by the Council of the European Union. While some member states have yet to transpose the NIS2 into law (despite the October 2024 deadline), once effective in each E.U. member state the NIS2 imposes enhanced cybersecurity risk management and incident reporting obligations on certain entities, including those operating in healthcare and life sciences sectors. To the extent entities in our Group are or become subject to NIS2, compliance with these requirements may increase our operational and compliance costs and expose us to additional regulatory scrutiny and potential fines in case of noncompliance.

Moreover, data sovereignty regulations increasingly restrict cross-border data flows critical to our activities. Accelerating geopolitical tensions have transformed data sovereignty from focusing primarily on privacy concerns to focusing on national security imperatives, as evidenced by the U.S. Data Security Program (DSP). Our early-stage pipeline development, M&A activities, digital transformation initiatives, AI scaling ambitions, and end-to-end supply chain all depend on cross-border data flows now subject to increasing restrictions. For example, the recent U.S. Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern prohibits or restricts specific types of commercial transactions involving “bulk sensitive personal data,” to “countries of concern,” including China. Such rules and regulations could have a material adverse impact on our business, results of operations or financial condition, including due to our diverse portfolio, our extensive research activities, the fragmented digital landscape with which we are forced to comply, our extensive third-party relationships, and our global supply chain.

Our efforts to implement programs and controls that comply with the GDPR, HIPAA, the multitude of general and sector- or data-specific U.S. state privacy laws, NIS2, data sovereignty and other data protection requirements are likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

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

Cyber-attacks may penetrate our and our third-party service providers’ security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information (e.g. information regarding our plasma or blood donors), including such information which is stored or transmitted on the systems used by certain of our or their products, to create system disruptions, cause shutdowns (including disruptions to our production plants), or deploy viruses, worms, ransomware, denial-of-service attacks and other malicious software programs that attack our systems. We and our third-party service providers handle the personal information of our patients and beneficiaries, patient personal data, throughout the United States and other parts of the world. We or our business associates may experience data breaches in violation of the requirements of HIPAA, GDPR, NIS2 and/or other similar laws, for example:

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

When appropriate, we have filed complaints against the unknown attackers with the relevant authorities, and we have contacted the patients who were affected by the illegal data publication as well as any relevant regulatory authorities and other stakeholders. While there has not been any material impact to our financial condition and operations as a result of these data breaches and attacks, future cyber-attacks against our IT systems may result in a loss of financial data or interruptions of our operations that could have a material adverse impact on our business, financial condition and results of operations in the future. The current military conflicts have increased the risk of cyber-attacks against our systems and data.

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

We recently acquired plasma collection centers from ImmunoTek GH, LLC (in 2024 and 2025), from Canadian Plasma Resources Corporation (“CPR”) (via the purchase of a single center in 2023 and then our acquisition of CPR itself in 2025), Haema Plasma Kft. (in 2024), Biotest GmbH & Co. KGaA (formerly known as Biotest AG) (“Biotest”) (in 2022), from BPL Plasma Inc. and Kedplasma, LLC (in 2021), from South Korean firm GC Pharma (Group) (“GC Pharma”) (in 2020) and the Interstate Blood Bank Group (in 2019), among others. There can be no assurance we will be successful with this plasma acquisition strategy or that we will realize all of the benefits we expect from such new centers. Moreover, we have implemented a cost savings plan to reduce headcount, become more efficient in the plasma procurement process and close certain underperforming plasma centers, among other strategies. See Item 5 of this Part I “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan.” Our cost savings and business improvement initiatives could result in unexpected charges and expenses that negatively impact our financial results and we could fail to achieve the desired efficiencies and estimated cost savings. In addition, if we are not able to effectively implement these initiatives, or if they fail to operate as intended, our financial results could be adversely affected. Additionally, these types of initiatives could yield unintended consequences such as distraction of management and employees, business disruption, an inability to attract or retain key personnel, which could negatively affect our business or financial condition and results of operations. If we are not able to effectively develop, implement and manage our cost savings or business improvement initiatives (including our acquisitions), we may experience operational difficulties and increased costs, which may adversely affect our results of operations.

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

Changes, enactment, and/or enforcement of biometric information, consumer health data, biometric information, information and other privacy laws of different jurisdictions, including federal and state laws in the United States, could expose us to potential liability.

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

Various state privacy laws, such as the Biometric Information Privacy Act in Illinois (the “BIPA”), the Capture or Use of Biometric Identifier Act in Texas (the “CUBI”) and the My Health My Data Act in Washington (the “MHMD”) restrict the collection and use of biometric identifiers and biometric information. Multiple class action lawsuits have been brought under BIPA’s private right of action, and BIPA has generally been broadly interpreted by the courts. In the past, we were named in a class action lawsuit that alleged that we failed to comply with BIPA’s requirements when collecting fingerprint data of plasma donors. The lawsuit was subsequently settled.

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

There are also uncertainties due to federal legislative and administrative efforts to repeal, substantially change, replace or invalidate portions or all of the ACA. The One Big Beautiful Bill Act (“OBBBA”), signed into law on July 4, 2025, includes a number of provisions that are expected to result in reductions in the number of Medicaid enrollees, as well as reductions in federal funding to state Medicaid programs, resulting in potentially adverse impacts on utilization of services and coverage of products. Any future legislation, guidance, rules or regulations and/or executive orders that materially alter the healthcare industry could have a significant impact on our operations. The uncertain status of the ACA affects our ability to plan, and its repeal without adequate replacement could have a material adverse effect on our United States operations.

Government pressures and constraints on reimbursement may adversely affect our business.

We engage in various manufacturing, processing, marketing and sales activities pertaining to pharmaceutical products in a number of jurisdictions around the world. These activities subject us to several governmental regulations mandating multiple types of controls over pricing and general operations in the various countries in which we operate. The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payers are under intense pressure to control spending even more tightly. In addition to ongoing cost containment pressures, healthcare pricing frameworks in key markets are subject to significant structural reform and policy shifts, including reforms that may alter the mechanisms by which prices are set, negotiated, benchmarked or subject to rebates, inflation penalties or other direct government intervention. Such reforms may be implemented rapidly and could materially affect the pricing, reimbursement levels and commercial viability of our products.

In the United States, which is our main market, trends in recent years in the healthcare industry have caused significant changes including a shift towards managed or value-based care, collective purchasing agreements, consolidation in office-based healthcare providers, and other cost-saving, revenue and payment reduction measures with respect to, for example, several government healthcare programs that cover our products, including Medicaid, Medicare Parts B and D and the 340B Program. Recent U.S. legislative and regulatory developments, including provisions of the Inflation Reduction Act of 2022 and related rulemakings, introduce mechanisms for direct government price negotiation, inflation-based rebate obligations and expanded manufacturer discount requirements, and may result in increased rebate liabilities, lower net realized prices, reduced reimbursement levels or changes in product demand. The interpretation, implementation and potential expansion of these measures remain subject to evolving regulatory guidance and legal challenges. These trends could have a material adverse impact on our financial performance. Global emphasis on healthcare cost containment exerts significant pressures on the pricing of our products and on our ability to obtain and maintain reimbursement rates to cover our products, which may adversely affect our business.

In addition, the availability of federal funds to pay for our products under Medicaid and Medicare requires that we extend discounts under the 340B Program, and changes to this program could adversely affect our financial performance. The 340B Program extends discounts to a variety of eligible entities, including community health clinics and certain other entities that receive certain governmental healthcare grants, as well as hospitals that serve a disproportionate share of certain low income individuals, and certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers. The 340B Program price, or ceiling price, cannot exceed the average manufacturer price (“AMP”) (as reported to the U.S. Centers for Medicare & Medicaid Services (“CMS”) under the Medicaid drug rebate program) less the Medicaid unit rebate amount. We have entered into a pharmaceutical pricing agreement (“PPA”), with the government in which we have agreed to participate in the 340B Program by charging eligible entities no more than the ceiling price for drugs intended for outpatient use. Evolving requirements with respect to this program continue to be issued by the Health Resources and Services Administration (“HRSA”) of the United States Department of Health and Human Services (“HHS”), the federal agency responsible for oversight of the 340B Program, which creates uncertainty, and certain aspects of the 340B Program, such as relating to manufacturers’ 340B pricing restrictions for prescriptions filled at contract pharmacy locations, continue to be challenged in federal courts, which adds to such uncertainty. In December 2025, a federal court in Maine preliminarily enjoined the HRSA’s 340B Rebate Model Pilot Program, which would have replaced upfront discounts with a retroactive rebate for ten drugs. In February 2026, HRSA officially withdrew its 340B Rebate Model Pilot Program and subsequently issued a request for information seeking comments on launching a new 340B Program rebate model. We believe that we meet the requirements of the 340B Program, and are continuing to review and monitor these and other developments affecting the 340B Program.

Continuing efforts of certain regulatory and legislative bodies, as well as the United States Congress, are focused on pricing and reimbursement, and we expect that the healthcare industry will continue to be subject to increasing pricing and cost containment pressures in 2026 and beyond. These pricing and cost containment pressures may impact the reimbursement rates for our products and have an adverse effect on our business. For more details, see Item 4 of this Part I, “E. Regulatory Matters—Pharmaceutical Pricing and Reimbursement.”

Impact of government regulations relating to product development and regulatory approvals may adversely affect our business.

We develop and manufacture pharmaceutical products in a number of jurisdictions around the world. These activities subject us to several governmental regulations mandating specific governmental approvals that are necessary for us to develop our products in the various countries in which we operate. Obtaining market approval for our products is a lengthy, costly and complex regulatory process that requires intensive preclinical and clinical data, and the approval process can vary significantly depending on the regulatory authority of each jurisdiction. Relevant health authorities may, at the time of the filing of the application for a marketing authorization, or later during their review, impose requirements that can evolve over time, including requiring additional clinical trials, and such authorities may delay or refuse to review our application or grant market approval. Also, the centrality to our business of government regulatory oversight by relevant health authorities exposes us to risks of administrative and enforcement changes or delays, including as may derive from health authorities’ staffing levels or resources, including as a result of a government shutdown. For example, the development and regulatory approval of new products may be delayed due to reductions to the FDA’s budget and staffing, which may lead to slower response times and longer review periods.

Even where we have obtained marketing approval for a product in one or more major markets, we may need to invest significant time and resources in applying for approval in other markets, and there is no assurance that we will be able to obtain such approval. In recent years, health authorities have become increasingly focused on product safety and on the risk/benefit profile of pharmaceutical products, which could lead to more burdensome and costly approval processes and negatively affect our ability to obtain regulatory approval for products under development. For example, the FDA and the EMA have been implementing strict requirements for approval, particularly in terms of the volume of data needed to demonstrate a product’s efficacy and safety. In December 2025, the Council of the European Union and the European Parliament reached provisional agreement on a comprehensive overhaul of the EU legislative framework for pharmaceuticals. There are a number of significant changes, including a potential reduction in regulatory data protection, a streamlining of the regulatory approval process potentially allowing products to reach the market in a shorter period of time, and introduction of shortage prevention plans. The agreement still requires formal approval and adoption, but, if adopted, may have a significant impact on the pharmaceutical industry in general and our business.

In the United States, our main market, there is an abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a Biologics License Application (“BLA”). This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product.

The law provides that no biosimilar application may be accepted for FDA review until four years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability, which could increase costs of protecting our reference products. In addition, the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 authorizes sponsors of abbreviated new drug applications, 505(b)(2) NDAs or biosimilar product applications to bring actions against NDA or BLA holders that decline to provide sufficient quantities of an approved reference product on commercially reasonable, market-based terms. If a court determines that a reference product sponsor failed to provide such quantities without a legitimate business justification, the court may order the provision of product without delay and may award reasonable attorney fees and costs and, in certain circumstances, damages in an amount sufficient to deter such conduct. Although we intend to comply with applicable statutory requirements, we may be exposed to litigation and related costs, damages and reputational harm, and such provisions may facilitate competition with our products.

Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product. The extent to which a biosimilar product, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. For example, in October 2025, the FDA issued draft guidance that proposes to eliminate the need for sponsors of biosimilar products to conduct comparative human clinical efficacy studies. In connection with the FDA’s authority to ensure the development of safe and effective biosimilars, in September 2022, the FDA Biosimilar User Fee Amendments of 2022 were signed into law. The FDA Biosimilar User Fee Amendments of 2022 reauthorize for an additional five years (through 2027) the Biosimilar User Fee Act of 2012, which allows the FDA to assess and collect fees for biosimilars. While the fee rates charged to biosimilar program sponsors are intended to expedite the process for reviews of biosimilar applications, it is unknown how such fees will be passed on in the future, which could also impact our financial results. We expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges, all of which could adversely affect our financial performance.

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

Failure to comply with laws and regulations governing the sales and marketing of our products or an adverse decision in lawsuits may result in adverse consequences for us.

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

In addition, companies in the United States, Canada and the European Union are generally restricted from promoting approved products for other indications that are not specifically approved by the competent regulatory authorities, nor can companies promote unapproved products. Improper promotion of unapproved drugs or devices or unapproved indications for a drug or device may subject us to warnings from, or enforcement action by, regulatory authorities, harm demand for our products, and subject us to civil and criminal sanctions. Further, sanctions under the FCA have been brought against companies accused of promoting off-label uses of drugs, and the DOJ has increasingly scrutinized off-label drug promotion in recent years, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs. Industry data indicates that a significant portion of IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

We are required to report detailed pricing information, net of applicable discounts, rebates and other concessions, to CMS for the purpose of calculating national reimbursement levels, certain federal prices and certain federal and state rebate obligations. We have established systems for collecting and reporting this data accurately to CMS and have instituted a compliance program designed to assure that the information collected is complete in all respects. If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions (including potential FCA liability) that could adversely affect our business.

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

In the United States, under the federal Physician Payment Sunshine Act or Open Payments Program (the “PPS Act”), we are required to report and disclose payments or other transfers of value made to certain healthcare providers, including physicians, certain advanced practice providers such as physician assistants and nurse practitioners, and teaching hospitals. CMS publishes information from these reports on a publicly available website, including amounts transferred and healthcare provider identities. Under the PPS Act we are required to collect and report detailed information regarding certain financial relationships we have with covered healthcare providers. The PPS Act preempts certain state reporting laws, although we or our subsidiaries may also be required to report under certain state transparency laws that address circumstances not covered by the PPS Act, and some of these state laws are also ambiguous. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers. While we believe we have substantially compliant programs and controls in place to comply with these reporting requirements, we cannot assure you that regulations will not require us to take additional compliance steps. Our compliance with these rules imposes additional costs on us.

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

In the United States, pricing concerns have led to heightened scrutiny and ongoing governmental efforts to increase transparency around healthcare and pharmaceutical drugs costs. For example, pursuant to current CMS rules applicable to hospitals and group health plans, payers must disclose in-network provider negotiated rates (which include rates with device suppliers and manufacturers) and historical out-of-network allowed amounts for all covered items and services, including all prescription drugs. In addition, in May 2025, the United States government issued an executive order aiming to implement “most-favored-nation” pricing mechanics, which would limit the price of prescription drugs in the United States to prices in selected comparably developed nations. In July 2025, several pharmaceutical companies received letters from the U.S. government seeking commitments to advance such “most-favored-nation” drug pricing goals. States are also enacting a variety of transparency measures. The publication of our negotiated rates could impact our ability to independently negotiate sales contracts and rate agreements. In addition, uncertainty around ongoing price transparency proposals affects our ability to plan, as the proposals, if adopted, in whole or in part, could adversely affect our business.

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

Also, the intended use of a drug product by a physician can affect pricing. Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and that are approved by the FDA or similar regulatory authorities in other countries. These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. In the United States, many off-label uses of drug products may be reimbursed by Medicare and other third-party payors, generally based on the payors’ determination that the intended use is for a medically accepted indication, for example, based on studies published in peer-reviewed medical journals or information contained in drug compendia, such as the United States Pharmacopeia-National Formulary. However, companies have also faced sanctions under the FCA in connection with the promotion of off-label drug uses that induce claims for reimbursement under Medicare and other federal programs. If reimbursement for off-label uses of products, including IVIG, is reduced or eliminated by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected.

Proposed federal and state legislation have targeted drug pricing, including, without limitation, direct negotiations with manufacturers over price, reimbursement and discounts. Plasma protein therapeutics have been excluded from certain aspects of the several legislations; however, there is a continuing risk that our products may be subject to new pricing restrictions.

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

Unsuccessful management of sustainability (environmental, social and governance) matters could adversely affect our reputation and we may experience difficulties meeting the expectations of our stakeholders.

Companies are increasingly expected to behave in a responsible manner on a variety of sustainability matters by governmental and regulatory authorities, counterparties, customers, investors and the public. This context, driven in part by a rapidly changing regulatory framework in Europe, is raising new challenges and influencing strategic decisions. Evolving regulatory requirements are likely to result in increased costs and complexities of compliance to collect, measure and report ESG-related information and may expose us to additional regulatory, litigation and reputational risk. Political and geopolitical developments may also result in the amendment or rollback of certain rules, creating further uncertainty and compliance costs.

We have adopted a sustainability strategy; however, we may be unable to meet our sustainability or other strategic objectives efficiently, on time or at all. Statements regarding our ESG initiatives, goals and progress may be based on developing standards, evolving internal controls and assumptions that may change. We may also be unable to meet the criteria used by rating agencies in their sustainability assessments, which are increasingly used by institutional investors to inform investment decisions.

If we are unable to meet stakeholder expectations or the targets contained in our sustainability strategy, our reputation may be harmed, compliance or other costs may increase, and interest in subscribing to our securities and our ability to access debt and equity markets may decrease. In addition, increasing “anti-ESG” and “anti-DEI” initiatives in certain jurisdictions may result in additional scrutiny, investigations, enforcement actions or reputational harm.

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

The founders of the Company and their relatives (the “Grifols Family”) and Scranton Enterprises B.V. own, directly and indirectly, approximately 36% of our Class A shares. The Class A shares exercise 100% of the voting control of our Company. As a result, the Grifols Family and Scranton Enterprises B.V. may exercise significant influence over matters requiring shareholders’ approval, including, among other things, the election of our board of directors, dividend policy and certain fundamental corporate action, such as the issuance of bonds, a merger or a dissolution. Conflicts may arise between the interests of the principal shareholders and those of the other shareholders, and the principal shareholders may choose to resolve the conflict in a way that does not coincide with the interests of the other shareholders. See Item 7 of this Part I, “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

The market price of our Class B ADSs may be adversely affected by any of the preceding or other factors regardless of operations and financial condition. Since December 31, 2023, our Class B ADSs have traded as high as $10.85 per ADS on July 30, 2025 and as low as $6.05 per ADS on March 18, 2024. At market close on April 15, 2026, our Class B ADSs were traded for $8.69.

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

We have been the subject of negative publicity by a short seller. For more information, see Item 5 of this Part I, “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Short Seller Reports” and Item 8 of this Part I, “Consolidated Statements and Other Financial Information—Legal Proceedings—Executive Committee of the CNMV.” It is not clear what long-term effect such negative publicity could have on us and/or whether we will continue to be subject to short seller attacks from time to time in the future. If we were to become the subject of any additional unfavorable allegations, even when such allegations are untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. For example, in response to such negative publicity, we invested significant resources and time, including undertaking both internal and external reviews. While we would prefer to strongly defend against any such short seller attacks, we may be constrained in the manner in which we can respond to any allegations due to applicable state or federal law, or issues of commercial confidentiality. In addition, such allegations have led, and may further lead, to heightened scrutiny, investigations and enforcement proceedings conducted by the SEC or the CNMV. Any future response to negative publicity from short sellers or responses to information requests from regulators could be costly and time-consuming, and could divert management’s attention from our day-to-day operations.

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

We are a vertically integrated global producer of plasma derivatives and we believe we rank among the three largest producers in the industry in terms of total sales globally. Our activities include sourcing raw material, manufacturing various plasma derivative products and selling and distributing final products to healthcare providers. We have expanded our plasma collection network and our manufacturing capacity through a combination of organic growth and acquisitions. As of December 31, 2025 we had more than 400 operating plasma collection centers located across the United States, Germany, Austria, Czech Republic, Hungary, Canada and Egypt (through our joint venture with Egypt’s National Services Projects Organization, or “NSPO”).

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

Important Milestones

The following are some of our most important historical milestones:

●	On December 11, 2025, we received certification from the EMA for the entire value chain of Grifols Egypt for Plasma Derivatives (“Grifols Egypt”), our public-private partnership with the government of Egypt representing a joint investment of €280 million. This certification positions Egypt as the first country in Africa and the Middle East to operate a fully integrated plasma collection and processing system that meets the most demanding European standards of quality, safety and regulatory control. With this milestone, Egypt has achieved self-sufficiency in plasma-derived medicinal products, including immunoglobulins, albumin and coagulation factors, becoming the sixth country in the world capable of supplying itself with medicines derived from national plasma, after the United States, Germany, Austria, the Czech Republic and Hungary. See “—B. Business Overview—Raw Materials” and “—D. Property, Plant and Equipment—Plasma Fractionation Plants;”
●	On November 1, 2025, we acquired a 50.1% equity stake in CPR, a Canadian private company engaged in plasma collection for the production of plasma-derived therapies, for an aggregate consideration of approximately €19 million. Following the acquisition, which strengthens our presence in Canada, CPR was renamed Grifols Canada Plasma Corporation (“Grifols Canada Plasma”). See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions;
●	On October 16, 2025, we started manufacturing Grifols DG Gel card and reagent red blood cells (“RRBCs”) at our new plant in San Diego, California, following approvals from the FDA. Production of this key technology, used in blood type testing to ensure transfusion compatibility between donors and patients, will serve the growing demand for blood typing solutions in the U.S. The 73,541-square-foot facility, designed by Grifols Engineering, features highly automated production technologies, including a state-of-the-art quality-control laboratory, a warehouse and office space;
●	On February 3, 2025, we completed the acquisition of 28 plasma collection centers in the United States from ImmunoTek GH, LLC (“ImmunoTek”). This acquisition was initiated on July 29, 2021, when we entered into an agreement with ImmunoTek, amended in 2023 and 2024, to arrange for the construction, licensing and commissioning of the 28 centers. Pursuant to this agreement, we formed the ITK JV, a joint operation company named Biotek America LLC, through which we initially held a 75% interest in each of the 28 plasma collection centers, while ImmunoTek held the remaining 25%. In 2024, we acquired 14 plasma collection centers for an aggregate amount of $266 million and, effective as of February 3, 2025, we completed the acquisition of the remaining 14 centers for an aggregate amount of approximately $281 million. See “—B. Business Overview—Raw Materials,” Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions;”

●	On June 18, 2024, we closed the sale of a 20% equity stake in Chinese company Shanghai RAAS in exchange for approximately $1.8 billion, while retaining a stake in Shanghai RAAS of 6.58%, to the Haier group (“Haier”). We had acquired 26.58% of the voting and economic rights in Shanghai RAAS in exchange for 45% of the economic rights and 40% of the voting rights in our U.S. subsidiary, GDS, on March 30, 2020. We have maintained and extended our presence in China and used the proceeds of the sale to significantly reduce debt. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Recent Dispositions—Shanghai RAAS;”
●	On April 25, 2022, we acquired all of the existing equity interest in Grifols Biotest Holdings GmbH, formerly known as Tiancheng (Germany) Pharmaceutical Holdings AG (“Biotest Holdings”), which in turn owned 89.88% of the ordinary shares and 1.08% of the preferred equity shares of German publicly traded company Biotest, a global company that supplies plasma protein products and biotherapeutic drugs, for a total consideration of €1,090,518,254. In addition, through multiple tender offers and several over the counter transactions in 2022 and 2025, as well as the completion of a squeeze-out procedure initiated in 2022, we have since increased our shareholding stake to 100.0% of the total ordinary voting shares and 61.6% of the total non-voting preferred shares of Biotest, which in the aggregate represent 80.8% of Biotest’s share capital. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Recent Acquisitions—Biotest Shares and Public Delisting Purchase Offer;”
●	On December 1, 2021, we sold preferred shares representing 12.9% of Biomat Newco and 12.5% of Biomat USA, our U.S.-based plasma collection subsidiaries that are part of the Biomat group, also comprised of Biomat USA’s subsidiaries Grifols Bio Supplies, Inc., formerly known as Interstate Blood Bank, Inc., Talecris and Biomat USA South, Inc., the latter two of which have since been merged into Biomat USA and dissolved, respectively (collectively, the “Biomat Group”), to Parette Investment Pte. Ltd. (the “GIC Investor”), an affiliate of GIC Private Limited, which is a sovereign wealth fund established by the Government of Singapore. The purchase price received was $990 million. We used the net proceeds to (i) prepay $600 million of principal amount of the Revolving Loans under the First Lien Credit Facilities, (ii) prepay $142,360,501.31 of the principal amount of the Dollar Tranche B Term Loans under the First Lien Credit Facilities, (iii) prepay $88,003,617.48 of the Euro Tranche B Term Loans under the First Lien Credit Facilities and (iv) repurchase €97,535,000.00 of the 2019 Notes under an asset sale offer. See Item 5 of this Part I, “B. Liquidity and Capital Resources—Sources of Credit—The Biomat Transactions;”
●	On October 15, 2020, we acquired 100% of the equity of Alkahest, Inc. (“Alkahest”), a California biopharmaceutical company, for a total consideration of $146 million. In 2015, we had previously acquired a significant minority stake of Alkahest and, with this transaction, we gained total control of the company;
●	On October 1, 2020, we acquired a plasma fractionation facility and two purification facilities located in Montreal, Canada, as well as 11 plasma collection centers in the United States, from South Korean firm GC Pharma, for a total consideration of $457 million. Once we finish renovations and obtain all necessary licenses and regulatory approvals for the Montreal facilities, we will become the only large-scale commercial manufacturer of plasma products in Canada. In 2025, the first phase was completed with the commissioning of an albumin purification and filling plant, and we started manufacturing albumin in the Montreal facilities. Phases II and III, currently under development, include the addition of a plasma-fractionation plant and a second IVIG purification and filling facility. We expect to begin plasma fractionation and gammaglobulin manufacturing by 2027;
●	In June 2018, we completed the acquisition of German based pharmaceutical company Haema GmbH (formerly known as Haema AG) for a purchase price of €220 million;
●	In August 2018, we completed the acquisition of U.S. based pharmaceutical company BPC Plasma Inc. (formerly known as Biotest Pharmaceuticals Corporation), for a purchase price of $286 million;
●	In December 2016, we entered into an asset purchase agreement with Hologic Inc. (“Hologic”), to acquire Hologic’s nucleic acid testing (“NAT”) Donor Screening Unit. The transaction closed in January 2017 for a purchase price of $1.9 billion;

●	In January 2014, we acquired the diagnostic business of Novartis Corporation (“Novartis”), for a purchase price of $1.7 billion;
●	In June 2011, we acquired U.S. based biotherapeutics company Talecris Biotherapeutics for a purchase price of $3.7 billion; and
●	In July 2003, we acquired the assets of Alpha Therapeutics Corporation, including its plasma fractionation plant in Los Angeles, California, for a purchase price of $104 million.

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

Biopharma (formerly Bioscience). The Biopharma business unit includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma and the sale and distribution of end products. The main plasma products we manufacture are IG, Factor VIII, Alpha 1 (A1PI) and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component (“PTC”). The Biopharma business unit accounted for €6.5 billion, or 86.2%, of our total net revenue in 2025.

Diagnostic. The Diagnostic business unit focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in clinical and blood bank laboratories, covering the entire value chain from donation to transfusion. We concentrate our Diagnostic business in transfusion medicine (immunology, immunohematology) and specialty diagnostics such as hemostasis. The Diagnostic business unit’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The Nucleic Acid Testing, or NAT, Donor Screening Unit is engaged in research, development, manufacturing and commercialization of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. The Diagnostic business unit accounted for €640 million, or 8.5%, of our total net revenue in 2025.

Bio Supplies. Net revenue from Bio Supplies primarily consists of revenue related to biological products for non-therapeutic use and plasma sales to third parties. The Bio Supplies business unit accounted for €154 million, or 2.0%, of our total net revenue in 2025.

Other Activities and Operations. In addition to our four business units, we have other smaller operations, activities and business lines (“Others”), which revenue primarily originates from the provision of manufacturing services to third parties, third party plasma sales and research activities. Others also includes our Healthcare Solutions (formerly our Hospital Division). This business unit includes, in addition, pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement our own products. Others accounted for €243 million, or 3.2%, of our total net revenue in 2025.

Geographic Markets

We believe we are a leading plasma derivatives producer globally, ranking among the three largest producers in the industry in terms of total sales, along with Takeda and CSL Group. We are the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema.

We currently operate in over 100 countries through distributors and subsidiaries in over 30 countries. The United States is the largest sales region in the world for the plasma derivative sector. For the year ended December 31, 2025, the United States and Canada accounted for 56.5% of our total net revenue, the European Union accounted for 21.5% of our total net revenues (25.9% of which was generated in Spain) and the rest of the world accounted for 22.0% of our total net revenue.

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

The following chart reflects a summary of net revenue by each of our geographic regions for the past three years:

	Year ended		Year ended		Year ended
	December 31,	% of total	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Region	2025	net revenue	2024	net revenue	2023	net revenue

	(in millions of euros, except for percentages)
European Union(1)(2)	1,614	21.5%	1,499	20.8%	1,256	19.1%
United States and Canada	4,253	56.5%	4,087	56.7%	3,899	59.1%
Rest of the World(2)	1,657	22.0%	1,626	22.5%	1,437	21.8%
Total	7,524	100.0%	7,212	100.0%	6,592	100.0%
(1)	Net revenue earned in the European Union includes net revenue earned in Spain.
(2)	Net revenue earned in the European Union and Rest of World for 2024 has been adjusted compared to the amounts reported in our consolidated financial statements for the year ended December 31, 2024 to reflect a €42 million reclassification related to Biotest identified after their issuance. This reclassification has been incorporated in the consolidated financial statements for year ended December 31, 2025, and the presentation in this Form 20-F is consistent with the consolidated financial statements for year ended December 31, 2025.

Principal Activities

We organize our business into five business units: Plasma Procurement, Biopharma, Diagnostic, Bio Supplies and Others. The Plasma Procurement business unit generates no revenues, as all plasma collected is sold to Grifols companies in the Biopharma business unit, and does not represent a distinct source of risks and returns as its activities are fully integrated within the Biopharma value chain. As a result, our presentation of consolidated financial information excludes Plasma Procurement as an operating segment. The following chart presents our total net revenues by each of our other business units for the past three years:

	Year ended		Year ended		Year ended
	December 31,	% of total	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by business unit	2025	net revenue	2024	net revenue	2023	net revenue

	(in millions of euros, except for percentages)
Biopharma	6,487	86.2%	6,143	85.2%	5,558	84.3%
Diagnostic	640	8.5%	645	8.9%	670	10.2%
Bio Supplies	154	2.0%	216	3.0%	160	2.4%
Others	243	3.3%	208	2.9%	204	3.1%
Total	7,524	100.0%	7,212	100.0%	6,592	100.0%

The Biopharma Business Unit

The Biopharma business unit is responsible for the research and development, production and marketing of plasma derivative products. In 2025, the Biopharma business unit accounted for 86.2% of our total net revenue.

Operational Structure

The following chart illustrates its operational structure:

Supply
Over 400 operating plasma collection centers located throughout the United States, Germany, Austria, Hungary, Czech Republic, Canada and Egypt
Manufacturing
• Parets del Valles, Barcelona, Spain
• Los Angeles, California, United States
• Clayton, North Carolina, United States
• Dreieich, Germany
• Dublin (Ireland)
• Montreal (Canada)
Distribution
Direct presence in over 30 countries in:
• Europe
• United States + Canada
• Latin America
• Asia

From plasma donation to therapeutic application, there are four major steps in the industry value chain process: (i) plasma collection, (ii) transport and logistics, (iii) manufacturing (fractionation and purification) and (iv) marketing and distribution. We are present at all levels of the value chain, from collection centers to distribution of the final products. This vertical integration enables us to leverage our position at each stage to control the overall process, to benefit from lower prices and to introduce complementary products, such as those offered through the Bio Supplies and Diagnostics business units, to our customers.

Plasma Procurement

Plasma is the key raw material used in the production of plasma-derived products. We have expanded our plasma collection network through a combination of organic growth by opening new plasma collection centers and acquisitions. We obtain our plasma primarily from the United States and Europe (Germany, Austria, Czech Republic, and Hungary) through more than 400 operating plasma collection centers (310 in the U.S., 97 in Europe, and 8 in the rest of the world) and, to a much lesser extent, through agreements with third parties. Over the last few years, pursuant to the implementation of our business strategy, we have acquired plasma collection centers in the United States, Canada and Europe.

In 2025, we continued to manage our plasma supply efficiently, maintaining stability in cost per liter. This performance was supported by improved operational yields at donation centers, driven by the implementation in recent years of more efficient plasmapheresis equipment based on nomogram technology, which has increased process productivity. We also continued to optimize cost per liter of plasma collected through various initiatives aimed at streamlining structural costs, optimizing donor compensation, improving the donor experience, and increasing operational efficiencies across the entire center network. See “—Raw Materials” below and Item 5 of this Part I, “A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Operational Improvement Plan.”

We believe that the majority of our plasma requirements through 2026 will be met through plasma collected at our plasma collection centers and, to a lesser extent, purchased from third-party suppliers pursuant to various plasma purchase agreements. As we source the majority of our plasma internally, we are well positioned to ensure the availability of plasma for our manufacturing needs and assure the quality of the plasma throughout our manufacturing process.

We have implemented mechanisms to ensure that plasma donors meet the guidelines set forth by applicable regulations regarding, among other things, health, age and frequency of donations. Once the plasma donation is completed, as required by applicable regulations, we test every donation for pathogens such as HIV, hepatitis A, B and C, and parvovirus B19. If we discover a unit of plasma that cannot be used in the fractionation process, we notify the donor and remove all plasma previously donated by such donor from our inventory.

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

Transport and Logistics

Once plasma has been collected, it is frozen at the collection center and sent to fractionation centers. One essential aspect of this process is the implementation of safety procedures to guarantee the quality and safety of the donated plasma. To ensure preservation of the proteins found in plasma, plasma must be kept at or below a temperature of -20 degrees Celsius (-4 degrees Fahrenheit). In accordance with European and United States requirements, we store our plasma at a temperature of -30 degrees Celsius (-22 degrees Fahrenheit). During transportation, plasma is kept at a temperature at or below -20 degrees Celsius. Our frozen plasma is transported by two major transport companies, each supported by a network of logistic companies.

In the year ended December 31, 2025, we continued to see positive results from the initiatives related to our Operational Improvement Plan to optimize our supply chain and distribution logistics. These initiatives included maximizing available space in transport containers, increasing the amount of plasma transported per container by 7.0%, therefore reducing total transport figures. Other measures included optimizing the frequency of plasma collection routes in European workplaces, promoting full truckloads between plasma collection points, warehouses and the Barcelona manufacturing complex and using larger U.S. pallets to optimize storage and transport.

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

We currently operate two Biopharma manufacturing facilities in the United States (Clayton, North Carolina, and Los Angeles, California), one in Spain (Parets del Vallès), one in Ireland (Dublin), one in Canada (Montreal) and one in Germany (Dreieich). Our plasma derivative products are manufactured at our Clayton, Los Angeles and Parets facilities. Our Clayton facility is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. In 2025, we began construction of a new plasma-fractionation plant in Lliçà de Vall (Barcelona, Spain) with the goal of doubling our fractionation capacity in Europe. See “—D. Property, Plant and Equipment.”

Currently, the Clayton, Los Angeles, Dreieich and Parets facilities are equipped and licensed to produce certain plasma derivative products for the United States, European and other markets. For example, we produce our Flebogamma DIF, Gamunex and Yimmugo IVIG products for all of our markets at the Clayton, Los Angeles and Parets facilities.

Through an agreement with Grifols Canada Plasma (formerly named Canadian Plasma Resources Corporation) we have the right to obtain plasma donated at collection centers owned by Grifols Canada Plasma. In November 2025, we acquired 50.1% of Grifols Canada Plasma. See Item 5 of this Part I, “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions—Canadian Plasma Resources Corporation.”

On July 29, 2022, we executed a 15-year renewable collaboration agreement with Canadian Blood Services (“CBS”), a non-profit organization in Canada that operates on a national basis within the Canadian healthcare system. CBS provides services to patients on behalf of all provincial and territorial governments of Canada except Quebec, safeguarding Canada’s national system to provide lifesaving therapies related to blood, plasma, stem cells, organs and tissues. By means of this agreement, we committed to supply an amount of IG to CBS equivalent to 25% (2.4 million grams) of the Canadian patient consumption needs (excluding Quebec). In addition to plasma collected at Grifols Canada Plasma’s centers, we fulfill this agreement with other plasma collected from a Canada-based plasma collection center network owned and managed by us, manufacturing our products in our facility in Montreal, Quebec (described below).

As part of the arrangements with CBS, we have access to a network of 17 plasma collection centers in Canada, 8 of which are wholly owned by us. For each liter of Canadian plasma we use to supply IG, we will also supply to CBS all remaining manufactured paste for the processing of other plasma-derived products.

In October 2020, we purchased from GC Pharma a plasma fractionation facility and two purification facilities located in Montreal, Canada (as well as 11 plasma collection centers located in the United States). Once we finish renovations and obtain all necessary licenses and regulatory approvals for these facilities, we will become the only large-scale commercial manufacturer of plasma products in Canada. In 2025, the first phase was completed with the commissioning of an albumin purification and filling plant, and we started manufacturing albumin in the Montreal facilities. Phases II and III, currently under development, include the addition of a plasma-fractionation plant and a second IVIG purification and filling facility. We expect to begin plasma fractionation and gammaglobulin manufacturing by 2027.

We also continually optimize utilization of our fractionation capacity by obtaining FDA and EMA licenses, and completing further requirements, that allow us to purify at any of our other facilities intermediate products that are produced at one of our facilities. We have obtained the following FDA licenses, among others:

●	to sell Fesilty, fibrinogen concentrate indicated for the treatment of acute bleeding episodes in pediatric and adult patients with congenital fibrinogen deficiency;
●	to manufacture RhoD-C hyperimmune immunoglobulin using the caprylate purification/chromatography process;

●	to introduce a new presentation of Gamunex-C in a flexible sterile bag (Flexibag);
●	to expand the approved labeling of Thrombate III to include pediatric patients with hereditary antithrombin deficiency;
●	to use at our Clayton facility the Fraction II+III made at both our Los Angeles and Parets facilities to make Gamunex;
●	to use at our Los Angeles facility the Fraction II+III made at both our Los Angeles and Clayton facilities to make Gamunex;
●	to use Fraction V obtained at our Los Angeles facility to produce albumin at our Parets facility;
●	to use Fraction V obtained at both our Clayton and Parets facilities to produce Albutein in our Los Angeles facility;
●	to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastina, an A1PI we market in Spain, at our Clayton facility;
●	to use Fraction IV-1 obtained at our Los Angeles facility to produce Prolastin-C lyophilized at our Clayton facility;
●	to use Fraction IV-1 obtained at our Clayton facility to produce Prolastin-C liquid at our Parets facility;
●	to use the same method currently in place in our Parets facility to produce Fanhdi in our Los Angeles facility;
●	to produce nano-filtered Gamunex and the 40 gram vial presentation; and
●	to use Cryoprecipitate obtained at our Clayton facility to produce Alphanate at our Clayton facility, which is later sent to our Los Angeles facility to be filled.

We are continuing our efforts to obtain additional FDA licenses of this nature. The flexibility provided through such licenses allows us to increase production efficiency and to better address changes in demand between the United States, the European Union and other world markets.

For more information on our manufacturing facilities, see “—D. Property, Plant and Equipment” below.

Safety

We have never experienced a mandatory recall of any batch of our finished biological products due to a safety risk. In alignment with our commitment to safety and quality, we have in the past voluntarily withdrawn some product lots as a precautionary measure due to a higher rate of allergic/hypersensitivity type reactions that we found to be isolated to a small subset of plasma donors. These withdrawals were conducted with the knowledge of the governmental authorities of the applicable jurisdictions. Our philosophy is that the health of the plasma donor and the patient are the paramount considerations. None of the withdrawn products involved reports of any significant impact on patients. We strongly believe that our safety philosophy is consistent with the business objective of generating profit. We also believe that we have a strong reputation for safety in our markets, thus making our products particularly attractive to customers. We further believe that our vertically integrated business model allows us to help assure the safety and quality of our plasma derivative products through the implementation of our safety standards.

The plasma collection, fractionation and purification process is long, complex and highly regulated. We have adopted and maintain rigorous safety standards that we believe exceed those required by health authorities in Europe and the United States. The Grifols Group is periodically inspected and certified for Good Manufacturing Practices (“GMP”) competent health authorities, such as European authorities, the FDA, and other relevant government authorities of other countries where our products are marketed. In 2025, we performed over 490 quality control supplier audits to ensure compliance with GMP.

We maintain standards that we believe are consistent with other industry participants with regard to plasma safety and are periodically certified by the Plasma Protein Therapeutics Association (“PPTA”), under the International Quality Plasma Program (“IQPP”), for plasma donation centers, and under the Quality Standards of Excellence, Assurance and Leadership Program (“QSEAL”), for fractionation plants. For example, source plasma inventory is held for not less than 60 days after donation, to allow for retrieval and destruction of plasma units if the donor is disqualified during this period (after seroconversion or due to high-risk behavior or international travel). We have also introduced innovative methods such as the Plasma Bottle Sampling system, which automatically prepares, codes and labels test samples at the time of plasma donation, and the PediGri On Line system, designed to provide full traceability of human plasma raw material throughout the plasma supply chain. See “—Distribution Process” below. We conduct routine health screenings and medical evaluations before each donation, ensuring plasma donor health remains a priority.

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

Finally, once the product is marketed, our pharmacovigilance system allows us to control all potential adverse reactions resulting from the administration of our products, and our surveillance system tracks adverse incidents due to the use of medical devices and in vitro diagnostic, thus ensuring the safety of our products around the world.

We continually invest in the improvement of our manufacturing facilities and plasma fractionation process, as well as in other related systems, in order to ensure the quality and safety of our products.

Distribution Process

With each batch of plasma derivatives, we deliver electronic information regarding the origin, characteristics and controls of each of the units of plasma that we use in the preparation of the batch to our customers. This feature, called the PediGri On Line system, allows healthcare users of our products and regulatory authorities to have immediate and easy access to this information, tangible proof of the full traceability of our products. We have had this system in place since 1996, and we believe we are the only fractionator that provides this feature to customers.

We have our own sales and distribution networks covering substantially all of our markets, staffed with highly trained personnel. A majority of our sales in 2025 were made through our own distribution network, which is experienced in the proper handling of our products. We believe that this network provides for greater safety because it allows us to track our products and react quickly in the case of a potential product recall. In countries where we do not have our own distribution network, we use carefully selected distributors who are required to follow all of our safety standards.

For further information, see “—Marketing and Distribution” below.

Biopharma Products and Services

Collected plasma, whether source or recovered, is fractionated into different component proteins. We fractionate and purify a broad range of plasma derivative products that improve patient care. Our Biopharma business unit also sells a non-plasma derivative medicinal product, Tavlesse (fostamatinib), in Europe.

The chart below presents our principal products by brand name and their respective therapeutic indications:

Product Description	Main Therapeutic Indications
Gamunex/Gamunex-C. Immune Globulin Injection (Human), 10% Caprylate/Chomatography Purified. Flebogamma 5% and 10% DIF. Immune Globulin Intravenous (Human).

Globally, IVIG is used for the treatment of: primary and secondary immunological deficiencies and autoimmune conditions including immune-mediated ITP; Measles pre/post exposure prophylaxis in patients to whom active immunization is contraindicated or not advised; Guillain Barré syndrome; Kawasaki disease; chronic inflammatory demyelinating polyneuropathy (“CIDP”); and multifocal motor neuropathy (“MMN”). Severe acute myasthenia exacerbations is an approved indication for Gamunex-C in Europe.

Xembify. Immune Globulin Subcutaneous (Human) - klhw 20% solution.

In the United States, it is used to treat Primary Humoral Immunodeficiency (“PI”). In Europe and Australia, Xembify is also indicated to treat hypogammaglobulinaemia and recurrent bacterial infections in patients with chronic lymphocytic leukaemia (“CLL”) in whom prophylactic antibiotics have failed or are contra-indicated, hypogammaglobulinaemia and recurrent bacterial infections in multiple myeloma (“MM”) patients, and hypogammaglobulinaemia in patients pre- and post- allogeneic haematopoietic stem cell transplantation (“HSCT”).

HyperRAB Rabies Immune Globulin (Human).

Anti-rabies immunoglobulin indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with a rabies vaccine and have a confirmed adequate rabies antibody titer.

Prolastin/Prolastin-C/ Prolastin-C Liquid/Prolasplan/ Prolastina/Pulmolast/Lynspad. Alpha 1-Proteinase Inhibitor (Human).	Used to treat adults with clinical evidence of emphysema due to severe hereditary alpha-1 antitrypsin deficiency (“A1PI deficiency”).

Fanhdi and Alphanate. Antihemophilic Factor/von Willebrand Factor Complex (Human).	Used for the prevention, management and control of bleeding in Factor VIII deficiency (hemophilia A) and indication for Von Willebrand Disease.

Koate-DVI. Antihemophilic Factor (Human).	Used for the prevention and control of bleeding in Factor VIII deficiency (hemophilia A).

Albutein/ Albutein FlexBag / Human Albumin Grifols/Plasbumin. Albumin (Human) 5%, 20% and 25%.

Used to re-establish and maintain circulation volume in the treatment of hypovolemia (i.e., traumatic or hemorrhagic shock, septic shock and severe burns) and to treat complications related to Cirrhosis.

Vistaseal/VeraSeal. Human fibrinogen/human thrombin.	Used as a supplemental treatment in adults where standard surgical techniques are insufficient for improvement of haemostasis, and as suture support in vascular surgery.

Tavlesse. Fostamatinib Disodium Hexahydrate Film Coated Tablets.	Used for the treatment of chronic immune thrombocytopenia (“ITP”) in adult patients who are refractory to other treatments.

Intravenous immunoglobulin (IVIG)

Gamunex-C IVIG, a ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment. We believe Gamunex-C IVIG is one of the premium products in its category since its launch due to a comprehensive set of differentiated product characteristics. We are one of the market leaders in the production and marketing of immunoglobulin, with 26.0% market share in volume in the United States for the twelve-month period ended September 30, 2025, according to PPTA.

Subcutaneous Immunoglobulin (“SCIG”)

Xembify, our 20% SCIG, was first launched in the United States in 2019, with the indication for treatment of primary immunodeficiencies. In 2024, the FDA approved a label expansion that allows patients who are IG treatment-naïve (meaning, who have never received a certain drug or therapy for a specific condition) to start SCIG therapy with Xembify without having to first go through IVIG therapy, making Xembify the first 20% SCIG product in the United States with such indication. This FDA approval also included new biweekly dosing (as opposed to the prior weekly dosage) enhancing flexibility and convenience for patients. Xembify is also approved for use in both primary and secondary immunodeficiencies in Canada and several countries in the European Union. We launched Xembify in eleven additional countries between 2023 and 2025 (Spain and Australia in 2023, followed by Norway, Sweden, France, Czech Republic, Slovakia, Iceland, Finland, the United Kingdom in 2024 and Italy in 2025).

In 2025, we continued the Phase III clinical trial program evaluating the safety, efficacy and pharmacokinetics of Xembify in the prevention of infections in patients with chronic lymphocytic leukemia (CLC), multiple myeloma (MM) and Hodgkin lymphoma (HL) with secondary immunodeficiency (SID).

Human Rabies Immunoglobulin (“HRIG”)

We believe HyperRAB is the world’s leading HRIG indicated for postexposure prophylaxis, along with rabies vaccine, for all persons suspected of exposure to rabies who have not been previously vaccinated with rabies vaccine. HyperRAB, a 300 IU/ml formulation of which is available in the United States, is the only HRIG provided as a higher-potency formulation, potentially requiring fewer injections in administration of each dose. We had an estimated 87.0% market share in sales of anti-rabies immunoglobulins in the United States as of December 2025.

Alpha-1-Antitrypsin Augmentation Therapy (AAT)

We believe that we are the global market leader in the sales of AAT products. On December 31, 2025, our AAT products had 76 licenses in 29 countries worldwide, 56 of which are located in North America and Europe. Based on our estimations we had more than a 69.0% global sales market share for AAT as of December 2024. Our main brand for AAT products is Prolastin, a chronic augmentation and maintenance therapy to treat emphysema related to severe hereditary A1PI deficiency. We sell the freeze-dried powder formulation of Prolastin primarily in North and South America and Europe. Between 2024 and 2025, we launched new 4- and 5-gram vial sizes for this formulation of Prolastin in a number of countries in Europe, including Germany, Denmark, France, Austria, Spain, Portugal and Italy. In addition, our ready-to-use liquid formulation of AAT (Prolastin-C Liquid) is FDA-approved and sold in the United States. We are currently conducting a worldwide clinical trial (SPARTA) to meet post-approval regulatory commitments and obtain regulatory approval for Prolastin-C Liquid in Europe. In 2024, we sponsored over 150,000 genetic tests to rapidly accelerate patient diagnosis.

Hemophilia A

Between Koate-DVI, Fanhdi and Alphanate, all products to control bleeding in hemophilia A patients, we had an estimated 13.8% market share based on volume globally in the pdFVIII hemophilia A market in 2024 (excluding Von Willebrand Disease use).

Albumin

We have several albumin-based products, primarily under our Albutein brand. We sell our albumin-based products globally, with an estimated 17.6 % market share in sales volume in 2025. Our albumin products meet U.S., European and Chinese requirements, making them attractive to biotechnology companies and genetic labs, as well as hospitals and physicians. In 2021 and 2022, we launched and began to market in the United States Albutein 25% and 5% FlexBag, a flexible container designed to add convenience, ease of use, and durability. In 2025, sales of Albutein 25% and 5% FlexBag in the United States represented 19.0% of the total Albutein brand sales (as compared to 15.0% in 2024).

Chronic Immune Thrombocytopenia (ITP)

Tavlesse, the first oral therapy commercialized by Grifols Biopharma, is a novel SYK-inhibitor in-licensed from Rigel Pharmaceuticals for commercialization in Europe and additional markets in the Middle East and North Africa. Tavlesse is indicated to treat chronic immune thrombocytopenia in adult patients who are refractory to other treatments. In 2024, we launched Tavlesse in Slovakia and the United Arab Emirates and also sell the product in Czech Republic, Norway, Denmark, The Netherlands, Germany, Spain, Italy, France Poland, Finland, Ireland and the United Kingdom. In 2025, we expanded our Tavlesse sales into Saudi Arabia.

Other Products

We produce antithrombin products such as Anbinex and Thrombate III, which are used in the prevention and treatment of thromboembolic complications in patients with antithrombin deficiency; and AlphaNine, Profilnine and Factor IX Grifols, which are used in the prevention and control of bleeding in patients with hemophilia B.

We commercialize intramuscular (hyperimmune) immunoglobulins, which are used for the prevention and treatment of tetanus, prevention and treatment of hepatitis B, and Rh factor complications during birth. Niuliva and Igantibe are used after liver transplants to prevent hepatitis B reinfection of the graft.

We also manufacture Vistaseal/Veraseal, a biological fibrin sealant composed of fibrinogen and human thrombin used in surgical operations to expedite the healing process. This product is commercialized in the United States and Canada, in some European countries (i.e. Germany, United Kingdom, Switzerland, Estonia, Latvia, Lithuania, Austria, Ireland, Netherlands, France and Italy) as well as in South Korea, Taiwan, Singapore, Puerto Rico, Israel and Australia by Johnson & Johnson MedTech (a Johnson & Johnson company). In 2024, VistaSeal received approval to treat surgical bleeding in pediatric patients with its fibrin sealant solution in the United States, Canada and Australia.

To sell medicinal products, we must first register the products with the relevant authorities of the jurisdictions where the products are to be marketed and sold. To comply with the regulatory requirements in a given jurisdiction, we have a core team in Spain and the United States that prepares, files and coordinates the registration process with the technical personnel at the subsidiary assigned to that jurisdiction. As of December 31, 2025, we had 1,117 Biopharma product licenses registered in 90 countries throughout Europe, the United States, Latin America, Asia and the rest of the world. As of December 31, 2025, our most significant government-issued licenses for Biopharma products are:

●	Gamunex/Gamunex-C/Flebogamma DIF. We have 227 licenses for the marketing and sale of one or more IVIG products;
●	Xembify. We have 53 licenses for the marketing and sale of this product;
●	Prolastin/Prolastin-C/ Prolastin-C Liquid/Prolasplan/Prolastina/Pulmolast/Lynspand. Alpha 1-Proteinase Inhibitor (Human). We have 76 licenses for the marketing and sale of one or more of these A1PI products;
●	Fanhdi/Alphanate/Koate- DVI Factor VIII. We have 214 licenses for the marketing and sale of one or more of these Factor VIII products;
●	Albutein/Human Albumin Grifols/Plasbumin. We have 281 licenses for the marketing and sale of one or more of these albumin products in their various concentrations;
●	VistaSeal/VeraSeal. We have 35 licenses for the marketing and sale of this product; and
●	Tavlesse. We have EMA authorization for Tavlesse in the European Union and national authorization in the United Kingdom. Tavlesse is currently sold in Czech Republic, Norway, Denmark, The Netherlands, Germany, Spain, Italy, France, the United Kingdom, the United Arab Emirates, Slovakia, Finland, Poland, Sweden and Iceland.

In addition to the sale of products described above, we also support and collaborate with countries to increase their plasma self-sufficiency. The company leads this objective through the Grifols Self-Sufficiency Program. In parallel, its global industrial plasma fractionation programs contribute to reducing healthcare costs, promoting better and greater access to plasma treatments, and contributing to more sustainable healthcare systems. In Spain, we operate under a centralized plasma fractionation contract with the Spanish Ministry of Health. Under this framework, recovered and source plasma collected by Spanish transfusion centers are fractionated and further manufactured into plasma-derivatives products under our brand name for hospital use. We receive service fees from the applicable transfusion entities for the fractionation and manufacturing services provided under this arrangement. We also maintain similar arrangements with other public-sector counterparties, including in Italy (Emilia Romagna Region), and support self-sufficiency initiatives in Canada and Egypt through strategic collaboration agreements, including with Canadian Blood Services (CBS) and with the Egyptian government.

Furthermore, the product launches and regulatory approvals obtained during the year will continue strengthening the Biopharma portfolio and its competitive positioning. In the U.S, Yimmugo was launched following FDA approval. This next-generation intravenous immunoglobulin, developed and manufactured at Biotest’s facility in Germany and marketed in Europe since 2022, expands the Group’s immunoglobulin offering to meet growing market demand. Distribution in the U.S. is carried out through Kedrion Inc., and it is expected to contribute positively to the Group’s future growth.

Additionally, after obtaining the corresponding regulatory approvals, we began marketing Prufibry in Europe in 2025. This fibrinogen concentrate is indicated for the treatment of congenital (CFD) and acquired (AFD) fibrinogen deficiency. The launch began in Germany and was followed by Austria, with a progressive introduction planned across additional EU countries. We also obtained FDA approval for Fesilty, our fibrinogen concentrate indicated for the treatment of acute bleeding episodes in pediatric and adult patients with congenital fibrinogen deficiency. Commercialization in the United States is expected in the first half of 2026, enabling us to strengthen our position in high-value specialized therapies.

The Diagnostic Business Unit

The Diagnostic business unit, which accounted for €640 million, or 8.5% of total net revenue in 2025, focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments, reagents, software and associated products for use in diagnostic clinical and blood bank laboratories.

On December 31, 2025, more than 97.0% of our in vitro diagnostics products, including, but not limited to, Gel cards, Reagent Red Blood Cells and Molecular Diagnostics assays, had received In Vitro Diagnostic Regulation (“IVDR”) certification. IVDR is the regulatory basis for placing on the market, making available and putting into service in vitro diagnostic medical devices in the European market. We are currently implementing all remaining requirements to obtain IVDR certification in a timely manner for all of our in vitro diagnostics products. Additionally, we have several approvals in other markets, including FDA approvals in the United States for the majority of our portfolio.

The main areas of specialization of this business unit are transfusion medicine and specialty diagnostics.

In transfusion medicine, we have a significant market share in NAT blood donor screening solutions. In addition, we have increased our sales in the Blood Typing segment with automated immunohematology systems and reagents to hospital transfusion services and blood centers in several key global markets. We also continue to grow our portfolio of specialty diagnostic products in selected areas, including autoimmunity and infectious diseases. Our principal diagnostic products are:

Product Description	Main Applications

Transfusion Medicine:

Procleix Panther systems/Procleix Panther with Automation Ready Technology (ART). Automated NAT blood screening systems, assays and software.

Used to detect infectious viruses and parasites in donated blood and plasma including: HIV (Types 1 & 2); Hepatitis A, Hepatitis B, Hepatitis C and Hepatitis E; parvovirus B19; Plasmodium, Babesia and Arbovirus like, Chikungunya, West Nile Virus, Dengue, Zika.

Wadiana/Erytra /Erytra Eflexis analyzers. Automated immunohematology analyzers that use gel agglutination technology to enable automatic processing of DG Gel system, including DG Gel cards, reagent red blood cells, antisera and associated software. Manual and semiautomated equipment are also part of the DG Gel system.

Used for routine pre-transfusion compatibility testing, including blood typing, unexpected antibody screening and identification, extended phenotype and cross-match tests, among others.

BLOODchip ID/ IDCoreXT/ IDHPAXT/ IDRHDXT / IDCORECONTROL / BIDSXT. A multiplex blood group genotyping family of products based on Luminex technology, including kits for the main allelic variants of red blood cells, human platelet antigens, a positive control for ID COREXT, and an accompanying software.

Used to help determine blood groups in individuals who may not be able to be typed with traditional blood grouping methods due to recent transfusions, autoantibodies, or other limitations.

Antigens. Critical component of certain infectious disease tests.	Used in the manufacture of clinical diagnostic and blood donor screening immunoassays.

Specialty Diagnostics:

Promonitor. Highly specific immunoassays for quantification of serum drug levels and anti-drug antibodies of various biological drugs.	Used to measure quantity of drug and antibodies for a number of biological drugs, commonly used in the treatment of various inflammatory diseases.

AlphaIDTM. Genetic test for patients for alpha-1 deficiency.	This is a free cheek swab to screen for alpha-1, the most common genetic form of Chronic Obstructive Pulmonary Disease (“COPD”).

We manufacture most of our gel cards and red blood cells and assemble our immunohematology analyzers at our Parets facility in Spain. We also manufacture gel cards in Australia and red blood cells in Switzerland. We manufacture antigens at our Emeryville facility in the United States, while oligos and other critical components of the transcription-mediated amplified NAT kits for blood and plasma infectious diseases screening are manufactured at our San Diego facility in the United States. We also started manufacturing gel cards and RRBCs in our San Diego facilities in 2025.

In several countries, we distribute BLOODchip blood group genotyping tests manufactured by our subsidiary Progenika Biopharma, S.A. (“Progenika”). This product line includes ID CORE XT, which determines 37 antigens of red blood cell groups, ID RHD XT, a molecular diagnostic kit that detects the most relevant RhD variations, HPA-1 and ID HPAXT kit to determine 12 Human Platelet Antigen (“HPA”) systems. BIDSXT is the software tool that allows the analysis, interpretation and database management to transmit the results to the Laboratory information system (“LIS”).

The production, marketing and sale of many of our Diagnostic business unit products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. As of December 31, 2025, we had 4,117 diagnostic product licenses registered in over 50 countries in Europe, the United States, Canada, Latin America, Asia-Pacific, Middle East and Africa. In addition to the products noted above, we offer our customers solutions developed in collaboration with, or manufactured by, third-parties that we believe complement our product lines.

Our Diagnostic business unit includes a complete line of products and systems to ensure compatibility between donors and patients for safe transfusion aimed at detecting the pathogenic agents of transfusion-related infectious diseases such as HIV (Types 1 & 2), Hepatitis A, Hepatitis B, Hepatitis C, Hepatitis E, parvovirus B19, Plasmodium, Babesia and Arboviruses such as Chikungunya, West Nile Virus, Dengue and Zika.

Recent Efforts in Transfusion Medicine

As part of our strategy of geographic expansion, we continue to consider requests to include NAT screening for blood and plasma donations in countries as they develop their health systems. From 2020 to 2025, we entered several new countries, such as Guatemala, Paraguay, Czech Republic and Sweden. In recent years we have focused on obtaining FDA and other regulatory approvals to expand our portfolio. The following table summarizes such recent efforts:

Product Description and Main Applications	Licensing Update
Procleix Quality Controls, intended for use as an external assayed quality control material to monitor the performance of several assays performed on the Procleix Panther system.	FDA 510(k) clearance in 2022.

Procleix Plasmodium Assay, for use on the Procleix Panther System, in Brazil.	Approval in Brazil in 2023.

Through our U.S. subsidiaries Biomat USA and Grifols Bio Supplies, Inc (formerly named Interstate Blood Bank Inc.), we have entered into an agreement with Creative Testing Solutions (“CTS”), a nonprofit blood donor testing laboratory organization in the United States. Pursuant to this agreement, which was amended in 2025, CTS agreed to operate until 2045 (renewable for up to another ten years) our three testing laboratories located in Memphis, Tennessee and San Marcos and Austin, Texas, to perform donor screening for blood and plasma collections.

Grifols Laboratory Solutions will continue to provide specialty testing as well as diagnostic solutions for clinical issues related to Molecular and Serological Immunohematology. The facility in Austin, Texas, provides testing, consultation and integrated solutions to optimize patient care for specialists in Hematology, Oncology, Perinatology, Obstetrics, Pharmacy, Transplantation and Transfusion Medicine.

We operate a product line of high-quality antigens — including HIV and HCV antigens — that are critical components of immunoassay diagnostics and blood screening applications. Our joint business arrangement with Ortho (QuidelOrtho), initiated over 40 years ago, was originally focused on the development and production of HIV and HCV antigens by us and the profit-sharing of related assay sales by Ortho. As this market has matured over time, we agreed to terminate the arrangement effective January 1, 2026, pursuant to a Settlement and Termination Agreement executed on April 11, 2026. We agreed on a settlement amount of $65.0 million to be paid by QuidelOrtho to us as a final and comprehensive settlement of all matters arising from the termination, payable in three installments: $25.0 million in Q2 2026, $25.0 million in Q1 2027, and $15.0 million in Q1 2028. In connection with the termination, we entered into a new multi-year Exclusive Supply Agreement with Ortho under which we continue to manufacture and supply antigens to Ortho, as well as to third parties including Abbott Laboratories, Siemens and OraSure Technologies.

The table below summarizes our recent efforts to obtain more licenses and increase the market of our immunohematology products:

Immunohematology Product Description and Main Applications	Licensing Update

Blood Typing Manager, designed to aid in the interfacing and managing of data among immunohematology instruments, blood establishment computer software and laboratory information systems as part of the DG Gel System.

CE mark in 2022; FDA 510(k) clearance in 2022; Approval in Brazil 2023.

Weak D Control, to ensure accurate validation of weak D results, supporting blood banks and donor centers in maintaining the highest standards of quality and compliance. By confirming agglutination, it verifies that RhD typing procedures are functioning correctly, reinforcing routine quality control processes. It is a dual-use weak positive control with a confirmed weak expression of the RhD antigen to be used in parallel with D typing tests either using DG Gel System or tube technique.

CE Mark in 2025.

Grifols sCD38, designed to counteract daratumumb-mediated pan-reactivity without significantly diluting the patients’ plasma and enables subsequent screening and identification of irregular antibodies in DG Gel system and tube techniques, and crossmatch in DG Gel system. Daratumumab is a CD38-directed monoclonal antibody for treating multiple myeloma. However, during treatment the drug binds to the CD38 protein on red blood cells and can alter the results of critical blood pre-transfusion tests. This can delay lifesaving transfusions for these patients.

CE mark in 2022. Approvals in Brazil, Vietnam and Singapore in 2025.

DG Gel 8 Direct Coombs card, used for the evaluation of the direct antiglobulin test of two different human blood samples. This product is designed to differentiate red blood cells sensitized in vivo by IgG type immunoglobulins or the complement C3d fractions. The card is intended to be used with the DG Gel System.

FDA approval in 2022.

The DG Gel DC Scan Plus, intended to be used in gel technique for the evaluation of the direct antiglobulin test. This test permits the differentiation of red blood cells sensitized in vivo by IgG, IgA and IgM type immunoglobulins and/or with the complement C3b, C3d and C4b fractions in human blood samples. The DG Gel DC Scan Plus card is intended for the investigation of clinical situations where the presence of hemolysis has been established, or is suspected, to distinguish immune from nonimmune hemolytic anemia. The card can be used manually or with automated instruments of the DG Gel System.

CE mark in 2022; Approval in Brazil 2023; Approval in Australia 2023. Approval in Mexico 2025.

Sero-Cyte Pool Dia 0.8%, designed for routine testing for the screening of irregular antibodies, including the antigen Dia, in donors. This reagent complements the existing reagent red blood cells and allows us to reinforce our presence in markets, such as Brazil, where the identification of the antigen Dia is required by local regulations.

CE mark in 2022; Approval in Brazil 2023.

DG Reader NET, a single card processing platform operating with the same consumables and reagents as our fully automated systems. This product is designed to be used on our DG Gel systems.	CE mark in 2016; FDA 510(k) clearance in 2018; Approval in China 2023.

Procleix Plasmodium Assay, an assay to detect ribonucleic acid (“RNA”) from Plasmodium species (P. falciparum, P. knowlesi, P. malariae, P. ovale, and P. vivax) in whole blood specimens that cause Malaria disease. The assay is designed to be used for routine screening by blood banks on the Procleix Panther system, where we estimate that we are currently the market leader and continue our efforts to offer innovative solutions to blood banks.

CE Mark in 2022.

DG Gel Neutral, is a gel card used for the detection of antibodies to red blood cell antigens and as a control microtube, supporting saline and enzymatic immunohematology techniques within the DG Gel System. DG GEL Rh Pheno is a gel card designed for the determination of Rh blood group antigens (C, E, c, and e) on red blood cells, enabling efficient and reliable Rh phenotyping using gel technology.

Registered in China in 2025.

Immunohematology Product Description and Main Applications	Licensing Update

DG Gel Card, original 8-well gel cards based on column agglutination technology, used for blood group typing and investigation of unexpected antibodies, and compatible with manual, semi-automated, and fully automated DG Gel systems. Red-cell reagents (DG Gel system), standardized reagent red blood cells used with DG Gel cards to support blood typing, antibody screening, and antibody identification in column agglutination testing.

Obtained FDA license to manufacture at San Diego facility in 2025.

Data-Cyte Plus P 0.8%, our first papain-treated red-cell panel.	Obtained FDA license to manufacture in the U.S. in 2025.

In addition, in 2025, we entered into a strategic agreement with Inpeco, a global leader in laboratory automation solutions, pursuant to which we have the exclusive right to sell certain of Inpeco’s TLA automation technologies to transfusion medicine labs, aiming to modernize workflows and boost efficiency. The agreement also enables us to expand our diagnostic offering with scalable automation capabilities adaptable to laboratories of different sizes and evolving technological needs;

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

AlphaID, our cheek swab that greatly simplifies the sample collection process, allows physicians and healthcare providers to obtain a sufficient oral sample for alpha-1 screening avoiding the need to order lab results. The test has been available in the U.S. since 2019. Our subsidiary Progenika has developed a free service named “AlphaID At Home Genetic Health Risk Service,” offering, directly to homes, a diagnostic solution to potential patients of alpha-1 antitrypsin deficiency. Since its FDA approval in 2022, this complex multidisciplinary project has brought together six international companies led by Progenika. Since its May 2023 launch, almost 100,000 AlphaID At Home kits have been requested and more than 35,000 people have taken the test.

Through our subsidiary Progenika, we manufacture a genetic diagnosis test for Familial Hypercholesterolemia (“FH”) using next generation sequencing technology (“NGS”). The Diagnostic business unit continues its efforts to broaden the Promonitor line, used to monitor biologic drugs as sales continue in Chile, select European Union countries, Australia and in the U.S. The Promonitor product line includes an ELISA (enzyme-linked immunoabsorbent assay) device line also developed by Progenika to monitor patients being treated with biological medicines for rheumatoid arthritis and other chronic inflammatory diseases. Progenika also co-developed with DIESSE Diagnostica Senese the Chorus Promonitor, an adaptation of the Promonitor ELISA kits to DIESSE’s Chorus Analyzer.

Pursuant to an exclusive agreement with AESKU Diagnostics GmbH & Co. (“AESKU”), we distribute autoimmunity diagnostic products in Chile, Mexico, Portugal and Spain.

The Bio Supplies Business Unit

The Bio Supplies Business Unit provides human biological materials for the biotechnology industry intended for research, clinical trials and manufacturing of pharmaceutical and diagnostic products. Most materials and products come from our collection centers with vertical integration manufacturing processes (in-house production). The Bio Supplies business unit accounted for €154 million, or 2.0% of our total net revenue in 2025.

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

Our Bio Supplies business unit also sold plasma to third parties in 2024 and 2025.

Other Activities and Operations (“Others”)

“Others” represents operations and activities, including the provision of manufacturing services to third parties and third-party plasma sales, and pharmaceutical products manufactured by the Grifols Group intended for hospital pharmacies.

Since 2022, the activities of our former “Hospital Division” were significantly reduced, which caused us to reallocate such activities and related products into a smaller business line named healthcare solutions (“Healthcare Solutions”), which is also accounted as Others. Others accounted for €243 million, or 3.2%, of our total net revenue in 2025.

The Healthcare Solutions business line provides services and manufactures products used by hospitals, blood banks, plasma collection centers and other healthcare systems. These products include parenteral solutions, robotics and software, as well as third parties’ products that we market to supplement the products that we manufacture. The Healthcare Solutions business accounted for €138 million, or 1.8%, of our total net revenue in 2025.

Research and Development

Research and development is a significant aspect of our business. Our principal research and development objectives are (i) to discover and develop new products, (ii) to research new applications for existing products and (iii) the improvement of our manufacturing processes to improve yields, safety and efficiency. In the years ended December 31, 2025, 2024 and 2023, our research and development spending was €426 million, €384 million and €395 million, respectively. In the last five years, we invested a total of €1.9 billion in research and development and innovation.

On December 31, 2025, we had an amount of approximately €1.7 billion as development costs in progress (compared to €1.7 billion at December 31, 2024). This includes (1) an amount of €267 million in ongoing research and development projects for products for neurodegenerative disorders, neuromuscular diseases, and ophthalmological diseases acquired from Alkahest; and (2) an amount of €895 million in ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin). See Note 7 to our audited consolidated financial statements included in this annual report.

In addition, as of December 31, 2025, we had 1,379 scientists and support staff dedicated to research and development.

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

Biopharma Initiatives

We have a number of research and development projects in our Biopharma business unit underway, 12 of which are in the clinical development phase. The following table reflects the total number of research and development projects in our Biopharma business unit by development phase as of the end of the last three years.

	As of December 31,
Development Phase	2025	2024	2023
Discovery	17	19	24
Pre-clinical	11	32	23
Clinical	12	15	22
Post Commercialization Studies	5	6	14
Rest of projects	42	10	16
Total Biopharma Research and Development Projects	87	82	99

The table below presents the most important of our research and development projects:

Product Candidate	Therapeutic Area	Product Type	Potential Use	Development Phase

Xembify	Immunology	Plasma-derived	Secondary Immunodeficiency in Chronic Lymphotic Leukemia, Multiple Myeloma and Non-Hodgkin Lymphoma	Phase III (clinical trial program currently underway)

Alpha-1 Proteinase Inhibitor	Pulmonology	Plasma-derived	Emphysema due to congenital deficiency

Phase I/II (clinical trial program in subcutaneous administration currently underway). Phase I/II completed in 2025, with Phase III planned to start in 2026).

Phase IV US/ Phase III EU (clinical trial program in intravenous administration currently underway)

Immunoglobulin	Ophthalmology	Plasma-derived	Dry Eye Disease	Phase II (clinical trial program currently underway)

Fibrinogen	Hematology	Plasma-derived	Congenital deficiency & severe hypofibrinogen / acquired deficiency	Regulatory Approval received in 2025 for EU countries (Congenital & Acquired Deficiency) and U.S. (Congenital Deficiency) Phase III U.S. Acquired Deficiency (clinical trial program to start in 2026)

Trimodulin	Infectious diseases	Plasma-derived	Severe community acquired pneumonia (“sCAP”)	Phase III (clinical trial program currently underway)

Xembify – Secondary immunodeficiency in CLL. The primary objective of this clinical trial (NCT05645107) is to obtain an indication for Xembify in secondary immunodeficiency as result of chronic lymphocytic leukemia (“CLL”), multiple myeloma (MM) and Non-Hodgkin Lymphoma (“NHL”). CLL is the most common leukemia in older adults in Western countries, with an average age at diagnosis of 72. The disease is characterized by an accumulation of monoclonal, mature, CD5+ B cells in the peripheral blood, bone marrow, and secondary lymphoid organs. Patients with CLL are subject to an increased risk of infections and recurrent or severe infections are a major cause of morbidity and mortality in patients with CLL, causing between 30% and 50% of deaths in this population. MM is the second most common hemato malignancy, with an estimated incidence of 7.1 and 4.5 to 6.0 cases per 100,000 people per year in the United States and Europe, respectively. In general, MM is frequently diagnosed in patients from 65 to 74 years of age. MM is a clonal disorder characterized by the accumulation of malignant mature plasma cells in the bone marrow (and sometimes also with extramedullary involvement) and the production of an abnormal monoclonal paraprotein, named the M protein. NHL represents a heterogeneous group of malignancies of different biology and prognosis. NHL includes many subtypes, each with distinct epidemiologies; etiologies; morphologic, immunophenotypic, genetic, and clinical features; and responses to therapy. These tumors originated from lymphoid tissues, mainly of lymph nodes. Current evidence suggests that hypogammaglobulinemia resulting of the secondary antibody deficiency in B-cell lymphoproliferative diseases such as CLL, MM and NHL predispose the patient to develop serious infections due to the patient’s underlying disease or their cancer. The Phase III clinical trial is aiming to enroll more than 380 patients in sites across the United States and in European countries to support an FDA submission in the United States.

Alpha-1 Proteinase Inhibitor – Emphysema due to congenital deficiency. SPARTA (Study of Prolastin-C Randomized Therapy with Alpha-1 augmentation; NCT01983241), our Phase IV (U.S.) / Phase III (E.U.) clinical trial designed to determine if alpha-1- antitrypsin deficiency (AATD) (alpha-1) patients with emphysema have a slower progression of lung tissue loss when treated weekly with two separate dose regimens of intravenous (IV) Grifols Prolastin-C Alpha-1. Alpha-1- antitrypsin deficiency (AATD) is an underdiagnosed genetic disorder that can result in chronic obstructive pulmonary disease (COPD), a group of respiratory diseases that includes emphysema, which can occur when a patient has low levels of AAT, a protective protein that safeguards the lungs. The currently approved dosage is 60 mg/kg in weekly IV infusions. SPARTA, the largest randomized, double-blind, placebo-controlled study on AAT augmentation therapy to-date, is designed to evaluate the potential of Prolastin-C to significantly reduce emphysema progression in alpha-1 patients by raising AAT protein levels through weekly administration of two active dose levels versus placebo. The clinical trial is taking place across 16 countries and more than 50 sites. It will evaluate the efficacy and safety of two separate dose regimens of Prolastin-C (60 and 120 mg/kg/week) versus placebo for 156 weeks (i.e., three years), measuring the rate of pulmonary-tissue loss through whole lung computed tomography (CT) densitometry as the primary measure of clinical efficacy.

We have also conducted a Phase II/III study (NCT04722887) evaluating Alpha1-Proteinase Inhibitor Subcutaneous (Human) 15% (Alpha-1 15%), a subcutaneous (SC) AAT treatment being compared to Liquid Alpha1-Proteinase Inhibitor (Human) IV. This first in-human SC approach to treating alpha1-antitrypsin deficiency, if proven successful in clinical trials, could give patients the convenience and flexibility to administer their medication from home. We completed the Phase I/II study in 2025 and plan to start the Phase III study in 2026.

Immunoglobulin. In 2023, we entered into a global collaboration and licensing agreement with Selagine, a pioneering developer of eye disease treatments, to explore the potential of an immunoglobulin eye drop to treat dry eye disease (DED), a pathology that affects more than 100 million people worldwide in 2023. In a pilot Phase I/II clinical trial, subjects treated with eye drops based on Grifols Flebogamma DIF twice daily for eight weeks, secured a significant reduction in the signs and symptoms of DED, and with no difference in tolerability or adverse events. Several different sources of inflammation, including proteins (cytokines or chemokines), cells (neutrophils, T-cells and dendritic cells) and pathogenic antibodies, are present on the ocular surface in DED and contribute to its signs and symptoms which may benefit from application of immunoglobulin. We completed an FDA pre-IND meeting in respect of this immunoglobulin in September 2023. In 2024, we successfully completed the preclinical development phase. In 2025, we completed IND submission and initiated enrollment for the phase II clinical trial for the use of Flebogamma DIF 5% in the treatment of DED.

Fibrinogen. The AdFirst study is a prospective, active-controlled, multicenter Phase III study investigating the efficacy and safety of the fibrinogen concentrate BT524 in patients with acquired fibrinogen deficiency (“AFD”), which typically occurs during surgical procedures when there is insufficient fibrinogen to arrest bleeding. Patients who have high blood loss during planned spinal and abdominal surgery are randomized 1:1 to treatment with BT524 or FFP/Cryoprecipitate. To evaluate efficacy, further blood loss is compared between the two treatment options. The study concluded in September 2023. The AdFirst Study met its primary endpoint in February 2024, demonstrating that the fibrinogen concentrate BT524 is as effective in treating AFD as the current standard of care for this condition. The concentrate reduces intraoperative blood loss in patients with AFD undergoing planned major spinal or abdominal surgery.

In 2025, we received approval in Germany for congenital fibrinogen deficiency (CFD) and Acquired Fibrinogen Deficiency (AFD), and approval in the United States of a Biologics License Application (BLA) for BT524 for the treatment of CFD. Following discussions with the FDA, we decided to strengthen the clinical evidence for AFD with U.S. patients before seeking approval for this indication in the United States. We launched the Fibrinogen product in Germany in late 2025 and expect to start selling it in the United States in 2026. We hold significant patents on the fibrinogen production process.

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

Other Biopharma research and development projects undertaken during the last three years included:

2025:

●	new presentation of Gamnuex-C in a flexible sterile bag;
●	continued process optimization for increased IgG yields across manufacturing facilities;
●	commissioning of new manufacturing facilities and ongoing manufacturing optimization;

2024:

●	new container closure systems for Gamunex and Xembify;
●	process optimization for increased IgG yields across manufacturing facilities;
●	commissioning of new manufacturing facilities and ongoing manufacturing optimization;
●	development of an improved process to provide greater product safety and yield for manufacture of Rho-D; and
●	development for a modified process to manufacture Plasmanate.

2023:

●	process optimization for increased IgG yields across manufacturing facilities;
●	development of an improved process to provide greater product safety and yield for manufacture of Rho-D;

●	development for a modified process to manufacture Plasmanate; and
●	transfer of albumin process to our subsidiary Grifols Canada Plasma, Inc. (formerly known as Prometic Plasma Resources, Inc.);

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

In 2023, the Diagnostics business unit continued to release innovative products for our immunohematology product line, including new software versions across the platform portfolio to increase efficiency and productivity for our customers. We launched our BTM middleware in the United States, while also achieving regulatory approval in China for Eflexis, our flagship blood typing platform, in order to expand our geographic footprint. We also launched DC Scan Plus, a new DG Gel test under IVDR regulation that extends specificity beyond routine analytes and improves patient care by increasing sensitivity and specificity, thereby improving clinical patient management and outcomes in the field of donor screening. We also released new versions of our pooler software, as well as software to facilitate increased automation and ease of use for testing labs. Additionally, we launched in the United States the first-ever free direct-to-consumer program (consisting of an innovative and sophisticated genotyping test and service) to screen for the genetic risk of alpha1-antitrypsin deficiency (Alpha-1).

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

In 2025, the Diagnostics business unit continued to develop and introduce new high multiplex donor screening solutions to the market to drive efficiency improvements and address developing trends in transfusion-transmitted diseases.

The new Ultrioplex W assay, which detects HIV-1, HIV-2, hepatitis C virus (“HCV”), hepatitis B virus (“HBV”), and West Nile virus (“WNV), was under review by the FDA in 2025, with some additional studies requested and started at the end of 2025. We also submitted to the FDA in 2025 the Procleix Plasmodium assay as well as 510(k) submissions for multiple Procleix controls. R&D also provided a research use only (“RUO”) assay that we developed to the Japanese Red Cross to screen for severe fever with thrombocytopenia syndrome virus (“SFTSV”) in an effort to address oncoming emerging pathogens. Our R&D team initiated development of a next generation pooler, strengthened our in-house software capabilities, and secured secondary sources for critical consumables for business continuity. We also released multiple software enhancements to address cybersecurity and increase efficiency and productivity for our molecular donor screening customers.

In the field of blood typing, the Diagnostics business unit advanced development of a next-generation blood typing platform, continued development of an automated antisera program with extended phenotyping for the United States, and expanded DG Gel products into China. We also launched multiple innovative software releases across the instrument portfolio, including an enhanced automated titration method on Eflexis and new middleware — all with the goal of increasing efficiency and productivity for our customers. Additionally, the increasing commercial success in Europe of our innovative blood typing interference solution for anti-CD38 antibody-treated patients has driven the pursuit of future expansion of this solution to the U.S. market and additional countries in 2025.

Moreover, the Diagnostics business unit in 2025 continued to partner with Inpeco to develop a total lab automation solution for blood/plasma testing labs.

In 2024, the Diagnostics business unit filed over 16 new patents, spanning composition of matter, methods and devices, further growing our intellectual property portfolio and competitive position in the areas of molecular testing, infectious disease, blood typing, clinical diagnostics. In 2025, the Diagnostics business unit filed over 12 new patent applications and two new design applications, spanning composition of matter, methods and devices, further growing our intellectual property portfolio and competitive position in the areas of molecular testing, infectious disease, blood typing, clinical diagnostics.

In 2025, the Diagnostics business unit focused on developing blood typing platforms to ensure compatibility between donors and recipients. These gel-based assays identify major blood groups like ABO and Rh, as well as detect less common blood groups that are still highly relevant to human pathologies, such as sickle cell anemia and cancer. We also began developing new tests for personalized medicine, focused on prognosis, response prediction and monitoring of biologic drugs, as well as molecular diagnostic and prognostic tests in oncology, autoimmunity, cardiovascular medicine and the central nervous system.

In 2025, more than 37 million blood donations were analyzed using Grifols’ NAT technology and more than 68 million blood typing cards with gel technology were supplied.

Other Initiatives

Through our subsidiary Araclon Biotech, S.L. (“Araclon”), we are dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease, to be applied in the early stages of the disease. Araclon is working on the validation of an early diagnostic test and the development of a vaccine (ABvac40) to combat Alzheimer’s disease in the asymptomatic stage. The vaccine has passed the animal experimentation stage and Phase I and Phase II clinical trials have been completed.

The Phase II trial of ABvac40, initiated in 2018 and ended in 2023, showed positive outcomes. ABvac40 had a good safety profile, stimulated a robust immune response against Aβ40 peptide, and demonstrated potential cognitive benefits in early-stage AD patients, meeting primary endpoints. Though the trial was not designed to assess efficacy on neuropsychological scales, we observed promising results in secondary endpoints between the ABvac40-treated group and the placebo group. Post-hoc analyses in 2024 indicated greater benefits for patients with amyloid deposits, with fewer cases of significant decline on the Mini-Mental State Examination (“MMSE”) scale, especially among top responders. We noted lower incidence of new cerebral microhemorrhages in ABvac40-treated patients compared to placebo. In 2025, we presented final results from the phase II clinical trial of ABvac40, an active vaccine against the Aβ40 peptide for the treatment of early-stage AD, which showed a favorable safety profile and a robust and durable immune response against Aβ40, meeting the primary objectives of the clinical study. We continue to evaluate the data and share our findings at various conferences, while also engaging with companies in the Alzheimer’s disease field to explore licensing-out opportunities.

Our subsidiary Alkahest focuses on identifying proteins that change with age and also with the onset of diseases that have a biological impact. To date, Alkahest has identified over 10,000 separate proteins using advanced molecular analysis techniques at the cellular level. In 2024, Alkahest pivoted to advancing Chronos, a target proteomic platform that aims to detect diseases before they manifest phenotypically. Chronos’ initial focus is Parkinson’s Disease, with plans to move to other disease areas. In January 2025, Alkahest initiated the Chronos research program to analyze longitudinal plasma samples for early biomarkers associated with Parkinson’s disease. Chronos remains a research-stage initiative, and no diagnostic products or therapeutic candidates have been approved or submitted for regulatory approval to date.

Our subsidiary GigaGen Inc (“GigaGen”) is developing a novel class of therapeutics, recombinant polyclonal antibodies, to address unmet needs in infectious disease. In 2025, the phase I clinical trial evaluating the safety and tolerability of GIGA-2339, GigaGen’s first recombinant polyclonal candidate for the treatment of hepatitis B virus (HBV) infection, continued recruitment. GIGA-2339 includes more than 1,000 recombinant human antibodies targeting HBV to mimic the body’s natural immune response, with the potential to eliminate the virus and activate the immune system. There is presently no cure for HBV, which affects more than 296 million people globally and causes over 800,000 deaths every year. Additionally, in 2025, GigaGen’s phase I clinical trial evaluating GIGA-564 for the treatment of advanced solid tumors successfully completed the phase I-a dose-escalation trial and is currently enrolling patients in the phase I-b multiple-dose cohorts.

In 2025, we developed a strategic partnership with the Biomedical Advanced Research and Development Authority (“BARDA”), part of the U.S. Department of Health and Human Services, to evaluate the nonclinical efficacy of ocular surface immunoglobulin (“OSIG”) eye drops for the treatment of sulfur mustard-induced ocular injury. This proof-of-concept study aims to assess the anti-inflammatory and immunomodulatory potential of OSIG in neutralizing the long-term effects of exposure to sulfur mustard — a chemical warfare agent known to cause debilitating corneal damage. The investigational OSIG therapeutic is being repurposed from an ongoing development program targeting dry eye disease (“DED”), for which a Phase II clinical trial began in 2025. This initiative represents a significant step in expanding the applications of our IG platform into ophthalmology and biodefense. In addition, in 2024, GigaGen was awarded a $135 million contract by BARDA to develop a recombinant polyclonal antibody therapy for botulin neurotoxins and a second biothreat of interest to BARDA that will be determined at a later date.

In 2025, we also initiated an R&D collaboration with FcR Therapeutics, a Dutch company, to discover and develop new therapeutics targeting 2 Fc receptors for the treatment of autoimmune diseases.

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

In 2025, we continued to manage our plasma supply efficiently, maintaining stability in cost per liter. This performance was supported by improved operational yields at donation centers, driven by the implementation in recent years of more efficient plasmapheresis equipment based on nomogram technology, which has increased process productivity. We also continued to optimize cost per liter of plasma collected through various initiatives aimed at streamlining structural costs, optimizing donor compensation, improving the donor experience, and increasing operational efficiencies across the entire center network.

Our plasma supply increased significantly in 2025 in comparison to the volumes collected in 2024, validating the effectiveness of the strategic measures implemented during 2023 and 2024 to enhance plasma collection and manufacturing efficiencies, strengthen financial management, and execute our Operational Improvement Plan (as defined in Item 5 of Part I, “A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan”). In 2025, our plasma collection increased significantly in comparison to 2024 as a result of our acquisition of plasma donation centers from ImmunoTek in February 2025, plus the optimization of our existing plasma centers. We also saw an increase in unique donors to over one million people. In addition, we implemented new nomogram technology in 80% of our U.S. plasma centers.

We closely monitor, continuously review and revise the supply sourcing strategy for our products to identify in a timely manner any risks in our supply chain. Where necessary, we strategically manage our inventory levels of either key materials or finished products to address potential risks relating to operational and quality issues, production capacity and single sourcing among others. We also continue to monitor the efficiency of our plasma collection platform and have concentrated all our plasma testing into laboratories in Austin and San Marcos, Texas, Memphis, Tennessee, Boca Raton, Florida, Leipzig and Dreieich, Germany, Parets del Vallés, Spain, and Cairo, Egypt (through our joint business with NSPO).

Our long-term aim is to further strengthen our leadership through the development of new and differentiated plasma-derived therapeutics, and the expansion of our global plasma collection footprint via acquisitions and greenfield projects, as described below:

●	On December 11, 2025, we received certification from the EMA for the entire value chain of Grifols Egypt for Plasma Derivatives (“Grifols Egypt”), our public-private partnership with the government of Egypt representing a joint investment of €280 million. This certification positions Egypt as the first country in Africa and the Middle East to operate a fully integrated plasma collection and processing system that meets the most demanding European standards of quality, safety and regulatory control. With this milestone, Egypt has achieved self-sufficiency in plasma-derived medicinal products, including immunoglobulins, albumin and coagulation factors, becoming the sixth country in the world capable of supplying itself with medicines derived from national plasma, after the United States, Germany, Austria, the Czech Republic and Hungary. See “—B. Business Overview—Raw Materials” and “—D. Property, Plant and Equipment—Plasma Fractionation Plants;”
●	On November 1, 2025, we acquired a 50.1% equity stake in CPR, a Canadian private company engaged in plasma collection for the production of plasma-derived therapies, for an aggregate consideration of approximately €19 million. Following the acquisition, which strengthens our presence in Canada, CPR was renamed Grifols Canada Plasma Corporation (“Grifols Canada Plasma”). See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions;

●	In February 2025, we completed the acquisition of 28 plasma collection centers in the United States from ImmunoTek. This acquisition was initiated on July 29, 2021, when we entered into an agreement with ImmunoTek, amended in 2023 and 2024, to arrange for the construction, licensing and commissioning of the 28 centers. Pursuant to this agreement, we formed ITK JV, a joint operation company through which we initially held a 75% interest in each of the 28 plasma collection centers, while ImmunoTek held the remaining 25%. In 2024, we acquired 14 plasma collection centers for an aggregate amount of $266 million and, effective as of February 3, 2025, we completed the acquisition of the remaining 14 centers for an aggregate amount of approximately $281 million. See Item 5 of this Part I “Operating and Financial Review and Prospects—A. Operating Results—Subsequent Events” and “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions—Acquisition of Plasma Collection Centers from ImmunoTek.”
●	On April 25, 2022, we acquired all of the existing equity interest in Biotest Holdings from Tiancheng International Investment Limited (“TIIL”) and accepted an assignment of certain shareholder loans granted by TIIL to Biotest Holdings. Biotest Holdings in turn owned a majority stake in Biotest, a global company that supplies plasma protein products and biotherapeutic drugs, which has given us access to 28 additional plasma collection centers. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions—Biotest Shares and Public Delisting Purchase Offer.”
●	On March 31, 2021, we acquired seven U.S.-based plasma donation centers from Kedplasma, LLC for a total purchase price of $55 million.
●	On February 28, 2021, we acquired 25 U.S.-based plasma centers from BPL Plasma Inc. for $385 million by means of an asset sale agreement. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions.”
●	In October 2020, we purchased 11 collection centers in the United States, as well as a plasma fractionation facility and two purification facilities in Montreal, Canada, from GC Pharma for a total consideration of $457 million on a debt free basis.
●	In April 2019, we acquired 26 plasma collection centers and ten blood donation centers in the United States as part of our acquisition of 100% of the equity stake of the Interstate Blood Bank Group (Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC), which has since been merged into our subsidiary Grifols Bio Supplies, Inc.
●	On December 28, 2018, our subsidiary GWWO, BPC Plasma Inc. (formerly known as Biotest Pharmaceuticals Corporation), Haema GmbH (formerly known as Haema AG) and Grifols, S.A. entered into a plasma supply agreement (the “Plasma Supply Agreement”), whereby GWWO agreed to acquire all of the plasma collected from approximately 60 plasma collection centers owned by BPC Plasma Inc. and Haema GmbH. Grifols, S.A. guarantees all GWWO obligations under the Plasma Supply Agreement, which, on January 1, 2019, was extended for a 30-year period. See Item 7 of this Part I, “Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions involving Haema GmbH, BPC Plasma Inc. (formerly known as Biotest Pharmaceuticals Corporation) and Scranton Enterprises B.V. and their respective subsidiaries—Plasma Supply Agreement and Advance Payments from GWWO to Scranton Plasma B.V.”

The principal raw materials for our intravenous therapy products are plastic and glass bottles, which we purchase from various European suppliers.

Marketing and Distribution

We currently sell Biopharma, Diagnostic and Healthcare Solutions products to hospitals, specialty pharmacies, clinics, GPOs, governments and other distributors in over 100 countries.

For Biopharma and Healthcare Solutions in the United States, the sales model is complex, with many intermediaries, requiring us to execute multi-faceted arrangements for the distribution of our products. Sales of finished goods are distributed through various channels such as distributors, wholesalers, specialty pharmacies, home health care companies, clinics, hospitals, government entities and directly to physician offices. Payers and purchasers also control access to products, requiring separate negotiations with payers and GPOs. GPOs are entities that act as purchasing intermediaries for their members, which are primarily hospitals. GPOs negotiate the price and volume of supplies, equipment and pharmaceutical products, including plasma derivatives, used by their members.

We market our products to healthcare providers and other decision-makers, such as those in hospitals and pharmacies, through focused sales presentations. Although price and volume are negotiated through contractual agreements with intermediaries, demand for our products is generated through promotional efforts by Grifols’ sales representatives. In the case of GPOs, the actual sales are made to the authorized distributor(s) of each GPO at the contract price, and the distributor then sells the products to the members of that GPO. We promote our products directly to the GPO’s members. For safety and post-sale service reasons, the distributor is required to provide us with the specifics of the ultimate delivery to the client.

For Diagnostics, the sales model consists of direct sales of Grifols solutions by a dedicated sales force primarily focusing on Integrated Delivery Networks (IDNs) and the GPOs that represent them. For IDNs belonging to a GPO, pricing is negotiated with the GPO.

We market and promote our solution to healthcare professionals and other decision makers within hospitals and contracts are entered into directly with hospitals, following requests for proposals, typically for a period of three to seven years.

For Biopharma, the sales, marketing and distribution process is different in Europe, where the bulk of sales are generally made directly to hospitals. We have developed long-standing relationships with major hospitals in most of our European markets, and we believe that hospitals are loyal customers that recognize the high quality and safety of our products, our reliability as a supplier and the strong product expertise and service provided by our sales representatives. Due to the nature of our customer base and the prevalence of repeat sales in the industry, we market our products through focused sales presentations rather than by advertising campaigns.

Sales to Eastern Europe, the Middle East and some Asian countries are made mostly by third parties outside of our sales network. Our sales in Latin America are made mainly by our sales network in Chile, Brazil and Mexico, as well as by third-party distributors elsewhere.

For Diagnostics in Europe, the Middle East and Africa, sales and marketing is done through affiliates and distributors. The majority of the customer base for our Diagnostics division products is public and follows local public procurement laws tender processes. In Asia, Latin America and the Pacific, we sell through a mix between direct sales and sales through distributors.

In China, sales and marketing are made by channel partners and sub-distributors with indirect support from the our affiliate in China.

Sales Representatives

For Biopharma, we require our sales representatives to be able to highlight the technical differences between our products and those of our competitors. This skill requires a high degree of training, as the salesperson must be able to interact and discuss product differences with doctors, pharmacists and other medical staff in an appropriate manner. Sales representatives call on office-based healthcare providers and hospital-based healthcare providers, departmental heads, purchasing agents, senior hospital directors, lab directors and pharmacy managers. We compensate our sales representatives by means of a fixed salary and a bonus component based on sales achievements. We divide our sales efforts along the lines of our main product categories. Our sales personnel are primarily located in Europe and the United States, but we also have sales personnel in Latin America and Asia-Pacific.

In our Biopharma business unit, we utilize mixed sales units comprised of both marketing and sales personnel. In some countries, we have product line-specific sales units for immunology & neurology, pulmonary, intensive care and coagulation factors.

For Diagnostics, we require our sales representatives to be able to highlight the value of our solutions compared to our competitors. This ability requires a high degree of technical and sales training, as well as soft skills to aptly describe our products. The salesperson must be able to interact and discuss the value of our solutions to all levels of stakeholders. The interactions with customers are a mix of in-person and virtual meetings.

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

During 2025, we distributed the majority of our products through our own distribution network. In some cases, particularly in the field of Diagnostics, we distribute products through marketing partners and third-party distributors. We have a direct presence in more than 30 countries and we carefully select distributors in the countries where we do not have a direct presence. We have a responsive, effective logistics organization that is able to punctually meet the needs of hospital centers and other customers throughout the world.

Our sales, marketing and distribution network included 1,613 employees as of December 31, 2025, which included 1,419 sales and distribution personnel and 194 marketing employees.

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

We continually require technical services to perform the installation and maintenance of the systems sold in our medical equipment and software offerings. The Diagnostics business unit and the Healthcare Solutions division each have their own structure of support staff appropriately trained to provide such services, which is an important part of the competitive success of these solutions.

In the Diagnostics business unit, we rely on distributors to sell and support our products. We have 163 distributors in Europe, the Middle East, Africa, Latin America, China and Asia Pacific. In order to provide responsive, region-specific services and maintain long-standing relationships, local presence and proximity to the customers are valuable assets to our Diagnostic business. Our Diagnostics business unit engages in direct sales and marketing and offers post-sale support in 16 countries. As of December 31, 2025 our Diagnostics business unit had 1,600 employees.

Safety in the blood transfusion process is the highest priority for us. We are constantly innovating new solutions to improve safety, efficiency, and standardizations to promote the fast availability of safe blood to patients globally.

Patents, Trademarks and Licenses

Patents and Trademarks

Through our patent ownership, co-ownership and licensing, we seek to obtain and maintain intellectual property protection for our primary products.

As of December 31, 2025, we owned 2,528 patents and patent applications in various countries throughout the world, of which 543 are in the final application process. In some countries, these patents grant a 20-year protection period. Of these patents, 1,276 are set to expire in the next ten years. The patent for the production process of thrombin expired in January 2024, and the patent for the Coagulometer Q expired in November 2025.

As of December 31, 2025, we also owned 2,929 trademarks and trademark applications in various countries throughout the world, of which 102 are in the final application process. In addition, we co-own certain patents and patent applications with third parties, including patent rights co-owned with Novartis following the Novartis Acquisition.

We maintain a department with personnel in Spain and Germany to handle the patent and trademark approval and maintenance process and to monitor possible infringements.

Patents for Plasma Derivative Products

As of December 31, 2025, we owned 1,978 patents and patent applications related to plasma derivatives, including 896 in Europe, 277 in the United States and Canada, and 805 in the rest of the world. The most important of these patents relate to:

●	a concentrated subcutaneous alpha-1 antitrypsin;
●	the use of low volume plasma exchange for the treatment of Alzheimer’s disease;
●	transferrin for neurodegenerative applications;
●	transferrin for the treatment of Hipoxia inducible factor related conditions;
●	plasmin in wound healing;
●	plasmin in organ transplantation;
●	a concentrated subcutaneous Immunoglobulin G injection;
●	concentrated Immunoglobulin M preparations for the treatment of bacterial infections;
●	hyperimmune immunoglobulin for treatment of Covid-19;

●	anti-thrombin to treat blunt trauma;
●	anti-thrombin to treat stroke;
●	Mip1a as marker of effectiveness of albumin treatment in Alzheimer disease;
●	the use of plasma exchange for removal of exosomes causing neurodegenerative disease;
●	the use of plasma exchange for removal of exosomes causing cancer;
●	3D-printable multi-component bone compositions based on fibrinogen, thrombin, and hydrogels; and
●	print head device to print a 3D composition.

Patents for Diagnostic Products and Healthcare Solutions

As of December 31, 2025, we owned 550 patents and patent applications related to our Diagnostic products and Healthcare Solutions business line, including 312 in Europe, 91 in the United States and Canada and 147 in the rest of the world. The most important of these patents relate to the:

●	BlisPack, a blister handling machine;
●	Erytra Eflexis, a mid-sized instrument to perform pre-transfusion compatibility tests using DG Gel technology;
●	innovative containers for human plasma proteins;
●	novel HIV antigens for blood screening;
●	soluble recombinant form of CD38 receptor;
●	soluble recombinant form of CD47 receptor;
●	recombinant antigens for detection of COVID-19;
●	multiplex technology for molecular detection; and
●	single tube sequencing amplification system.

Licenses from Third Parties

We license certain intellectual property rights from third parties, including Singulex, Novilux and Hologic. Singulex granted us an exclusive worldwide license under certain intellectual property rights to develop, manufacture and commercialize certain products and services for blood donor and plasma screening. Novilux granted us a non-exclusive worldwide license under certain intellectual property rights to develop, manufacture and commercialize certain products for the in vitro clinical diagnostic field. Pursuant to an intellectual property license with Hologic, we obtained a fully paid-up license to certain of Hologic’s intellectual property for use in the NAT Donor Screening Unit.

In addition to licenses, we acquire intellectual property rights from third parties, such as Anapa Biotech A/S, to support the development of new products that will enable us to expand our business in the field of molecular testing.

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

For example, in order to sell our plasma derivative products we must hold appropriate product licenses from applicable governmental authorities. We have 1,117 Biopharma product licenses registered in 90 countries, which include the licenses we hold from the FDA for the sale in the United States of IG, A1PI, albumin, Factor VIII, Factor IX, ATIII and PTC. The production, marketing and sale of many of our Diagnostic business unit products are subject to the prior registration of such products with the relevant authorities of the applicable jurisdictions. We have 4,117 diagnostic product licenses registered in 50 countries in Europe, the United States, Canada, Latin America, Oceania and Asia.

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

Insurance Coverage

General and Product Liability

We have a program of insurance policies designed to protect us and our subsidiaries (including the United States subsidiaries) from product liability claims. Effective as of May 1, 2025, we have product liability insurance coverage for up to $230 million per claim and in annual aggregate for Diagnostic and Bio Supplies business units for products manufactured in all of their facilities and for third-party product sales. That limit is $395 million per claim and in the annual aggregate for Biopharma business unit. This policy expires on April 30, 2026, and we expect to renew it for another year prior to such expiration date.

Our liability program also protects from certain environmental liabilities arising in those countries in which Grifols’ subsidiary companies have operations. This risk is covered up to a maximum of $230 million per claim and in annual aggregate.

We maintain a separate liability insurance policy for donor centers. The policy covers their professional liability for plasmapheresis activities and expires on April 30, 2026. The maximum amount of coverage for liability claims under the policy is $15 million per claim and in the annual aggregate. In addition, our general liability insurance provides excess coverage.

Property Damage and Business Interruption

Our property damage and business interruption insurance program covers us and our subsidiaries (including the United States subsidiaries). This insurance program, which expires on April 30, 2026, covers damages suffered by plants and buildings, equipment and machinery. Under the current terms, the insurer will cover damages to our facilities produced by fire, smoke, lightning and explosions, among others, for up to $2 billion per occurrence (although some sub-limits for other coverages may apply). It also covers property damage produced by flooding, for up to $110 million per claim and in the annual aggregate. This policy also covers loss of profit up to a certain amount.

We also have a transit and inventory insurance program, which covers damages to raw materials, supplies, semi-finished products and finished products for up to $25 million per claim for transit and $700 million for inventory in annual aggregate. This insurance program expires on April 30, 2026, and we expect to renew the policy for another year prior to its expiration date.

Cyber

Our cyber insurance covers financial losses up to $95 million resulting from data breaches and ransomware attacks. This insurance program expires on April 30, 2026, and we expect to renew the policy for another year prior to its expiration date.

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

We self-insure $50 million per claim per year of our global liability program (except that amount is $85 million per claim and in the annual aggregate for the Biopharma business unit), for property damage and business interruption up to a maximum annual aggregate of $10 million, for transit and inventory losses up to a maximum annual aggregate of $5 million, for professional liability in the donor centers up to a maximum annual aggregate of $5 million, and for losses related to cyber-security risks up to a maximum annual aggregate of $5 million. These amounts are in excess of the deductibles for each of the policies that make up our insurance programs.

Climate Change

Aligned with the United Nations’ plan to achieve the sustainable development goals defined in its 2030 agenda, we have set commitments to help preserve the environment. Since 2020, our corporate environmental program included the reduction of emissions and decarbonization milestones for our business. By 2030, we are committed to reducing our greenhouse gas emissions, increasing our energy efficiency per unit of production and ensuring that 100% of the electricity consumed in our facilities originates from renewable sources.

Since 2024, our short-term emission reduction targets have been approved by the Science Based Targets initiative (SBTi), which verified that our Scope 1, 2 and 3 commitments align with the ambition of limiting global warming to 1.5°C. As part of our broader climate strategy and goal of achieving climate neutrality by 2050, in 2025 we implemented a transition plan towards Net Zero. This plan provides a structured pathway to advance decarbonization and ensure the long-term resilience of our business model in a low-emissions economy. It builds on the targets validated by the SBTi and establishes a clear framework for reducing emissions across the value chain.

In the short term, we have committed to:

1.	Reducing absolute Scope 1 and 2 greenhouse gas (“GHG”) emissions by 42% by 2030, using 2022 as the baseline.
2.	Reducing absolute Scope 3 emissions by 25% by 2030, covering purchased goods and services, capital goods, fuel- and energy-related activities, and upstream transport and distribution.

We have also set an internal long-term objective—distinct from but aligned with our SBTi-validated targets—to reduce Scope 1, 2 and 3 emissions by 90% by 2050 compared with 2022, thereby reaching Net Zero by 2050. This roadmap positions us to advance coherently with international decarbonization frameworks and global climate neutrality commitments.

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

In 2025, we consumed 272 million kWh of renewable electricity, 56.0% of our total consumption, through actions such as power purchasing agreements (“PPAs”), the use of two photovoltaic plants (in Barcelona and Murcia) and refrigeration plants with refrigerant gases with a global warming potential equal to zero. With the aim of replacing the most polluting technologies, we regularly analyze the technological options available on the market, with a special focus on technologies that increase the climate resilience of our facilities.

Our GHG emissions inventory covers all scopes (1, 2, and 3) and categories, following the GHG Protocol and encompassing all company activities:

●	Scope 1 emissions are direct emissions generated by our business activity itself, including by combustion sources. In 2025, our Scope 1 emissions were 121,884 tCO2e, representing a decrease of 1.1% compared to 123,224 tCO2e in 2024;
●	Scope 2 emissions are indirect emissions from the generation of purchased energy, primarily electricity consumed by our business. Using the market-based approach, in 2025 our Scope 2 emissions were 83,893 tCO2e, representing a decrease of 15.2% compared to 98,968 tCO2e in 2024 (which such figure accounts for Biotest’s Scope 2 emissions of 25,092 tCO2e). Using the location-based approach, Scope 2 emissions were 132,698 tCO2e in 2025, representing an increase of 37.1% compared to 96,774 tCO2e in 2024 (which such figure accounts for Biotest’s Scope 2 emissions of 12,431 tCO2e) due to higher electricity consumption and changes in national grid emission factors.
●	Scope 3 emissions are all other indirect emissions that occur in the value chain of our business both upstream and downstream. Scope 3 includes emissions by suppliers throughout the life cycle of our products or services, business trips, employee travel and commutes, among others. In 2025, our Scope 3 emissions remain virtually unchanged compared with 2024, totaling 1,152,449 tCO2e. Category 1 goods and services continue to account for 48% of Scope 3 emissions, followed by Grifols contracted transportation.

Since 2019, we have regularly updated our climate risk map as part of our integrated approach to managing climate-related risks and opportunities. This framework helps the company determine whether a potential impact constitutes a material risk or opportunity. In 2025, within the framework of the company’s resilience assessment, we updated our climate risk and opportunity analysis based on recommendations from the international scientific community and the general criteria established by key reporting frameworks such as the CSRD. The analysis included a stressed pessimistic scenario (SSP5-8.5) from the Intergovernmental Panel on Climate Change to assess physical climate risks; a stressed optimistic scenario (“NZS”) from the International Energy Agency to evaluate transition risks; and a strategic analysis aligned with recommendations of the Task Force on Climate-related Financial Disclosures, based on a 2°C global warming scenario (SSP2-RCP-4.5). Additionally, we are developing a Decarbonization Plan that is expected to be published in 2026.

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

Grifols, S.A. is the parent company of the Grifols Group, which was comprised on December 31, 2025, of 90 companies, associates and other subsidiaries. Subsidiaries in which Grifols, S.A. directly or indirectly owned the majority of equity or voting rights have been fully consolidated, as have been companies that Grifols, S.A. controls. In addition, there were three companies that were accounted for using the equity method, because Grifols, S.A. owned between 20% and 50% of its share capital and had no power to govern its financial or operating policies.

See Notes 1 and 2(b) to our audited consolidated financial statements included in this annual report on Form 20-F for details of our consolidated and non-consolidated companies.

D.	Property, Plant and Equipment

Our headquarters is in Barcelona, Spain. As of December 31, 2025, we owned or leased facilities in eight countries, with our main factory locations established in Spain, Germany and the United States. We currently own or lease manufacturing facilities in 16 sites in 7 different locations, four of which have plasma fractionation capabilities. We are currently constructing two plants in Montreal and Egypt that, when complete, will also have plasma fractionation capabilities. The table below shows the geographic location and business purpose of our principal properties as of December 31, 2025.

Location	Facility	Own/Lease (2)	Business Purpose
Parets del Vallès, Spain	Industrial Facility One Parets	66% owned; 34% of the property is leased from a third party	Plasma fractionation Manufacture of plasma derivatives & business unit support activities

	Industrial Facility Two Parets	80% owned; 20% of the property is leased from a third party	Manufacture of Diagnostic and Healthcare Solutions products

	Industrial Facility Three Parets	70% owned; 30% of the property is leased from a third party	Plasma storage & other operating activities

Los Angeles, California, U.S. – Valley	Industrial Facility, U.S.	92% owned; 8% of the property is leased from a third party	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Los Angeles, California, U.S. – City of Industry	City of Industry, U.S.	100% leased	Plasma storage

Clayton, North Carolina, U.S.	Clayton Facility	100% owned	Plasma fractionation Plasma purification Manufacture of plasma derivatives

Durham, North Carolina, U.S.	Research Triangle Park	22% owned, 78% of the property is leased from a third party	Research and Development Labs and Offices

Emeryville, California, U.S.	Emeryville Facility	100% owned	Manufacture of Diagnostic products

San Carlos, California, U.S.	Alkahest site	100% leased	Research and Development Labs and Offices

South San Francisco, California, U.S.	GigaGen site	100% leased	Research and Development Labs and Offices

Murcia, Spain	Industrial Facility Murcia	100% owned	Manufacture of Healthcare Solutions products

Fribourg, Switzerland	Industrial Facility Switzerland	100% leased	Manufacture of Diagnostic products

Melbourne, Australia	Industrial Facility Australia	100% owned	Manufacture of Diagnostic products

Vista, California, U.S.	Grifols Bio Supplies, INC	100% leased	Manufacture of Biological products

San Marcos, Texas, U.S.	Plasma Testing Lab	100% owned	Plasma testing

San Diego, California, U.S.	San Diego Facility	75% owned; another 25% of the property is leased from a third party	Manufacture of components of the TMA amplified NAT kits

Dublin, Ireland	Global Operations Center	100% leased(1)	Operating activities related to the Biopharma business unit

Sant Cugat del Vallès, Barcelona, Spain	Headquarters	100% leased	Headquarters

Derio, Bizkaia, Spain	Progenika Biopharma	90% owned, 10% leased	Manufacture of Diagnostic products & Research and Development

Zaragoza, Spain	Araclon Biotech	100% leased	Research and Development Labs and Offices

Boca Raton, Florida, U.S.	Grifols Bio Supplies, Inc	100% leased	Specialty testing

Arrasate, Guipuzcoa, Spain	Kiro Grifols	100% leased	Manufacture of Hospital equipment and Offices
Memphis, Tennessee, US	Grifols Bio Supplies, Inc	57% owned, 43% leased	Plasma Lab

Leipzig, Germany	Haema	100% owned	Headquarters, Lab & Warehouse

Montreal, Canada	Industrial Facility Montreal	100% owned	Plasma fractionation Plasma purification

Dreieich, Germany Cairo, Egypt	Industrial Facility Dreieich Industrial facility Cairo	86% owned, 14% leased Joint venture with NSPO (49% owned by Grifols, 51% NSPO)	Plasma fractionation Plasma Testing Laboratory Plasma Storage
(1)	We hold a 999 year leasehold interest in the property.

(2)	Lease percentage based on property size.

Plasma Fractionation Plants

Our plasma derivative products are manufactured at our Parets, Los Angeles, Clayton and Dreieich facilities. All of our fractionation facilities have FDA and EMA certification. As of December 31, 2025, our facilities had an aggregate fractionation capacity sufficient to cover our current production needs.

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

In 2025, we began construction of a new plasma-fractionation plant in Lliçà de Vall (Barcelona, Spain), with a total planned investment of €160 million. We expect that this facility will enable us to double our fractionation capacity in Europe. The project will be integrated into the existing industrial complex in Parets, consolidating a biotechnology hub of approximately 25 hectares. The campus will include fractionation capacity, logistics, analytical laboratories, storage facilities, and a new space dedicated to Grifols Engineering. From an operational and environmental standpoint, the new plant has been designed as a highly digitalized and sustainable campus, with 100% of its electricity consumption covered by renewable sources, advanced monitoring systems, intelligent resource-management technologies, and energy-efficiency and circular-economy principles.

The Los Angeles facility contains purification and aseptic filling areas for coagulation factors, IG and albumin. The facility is licensed by the FDA and Grifols is working to certify the Los Angeles facility with ISO 14001 certification, similar to the rest of our manufacturing plants.

The Clayton facility in North Carolina is one of the world’s largest fully integrated facilities for plasma-derived therapies, including plasma receiving, fractionation, purification, filling/freeze drying and packaging capabilities, as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture. This facility holds the ISO 14001 certification, which recognizes excellence and continuous improvement in environmental performance. The scope of the certification includes research, development, production and quality control of pharmaceutical specialties derived from human plasma.

In October 2020, we acquired our plasma fractionation facility (together with two purification facilities) in Montreal from GC Pharma. Once we finish renovations and obtain all necessary licenses and regulatory approvals for the Montreal facilities, we will become the only large-scale commercial manufacturer of plasma products in Canada. In 2025, the first phase was completed with the commissioning of an albumin purification and filling plant, and we started manufacturing albumin in the Montreal facilities. Phases II and III, currently under development, include the addition of a plasma-fractionation plant and a second IVIG purification and filling facility. We expect to begin plasma fractionation and gammaglobulin manufacturing by 2027.

We have an albumin purification, dosing and sterile filling plant in Dublin, Ireland. This plant allows a significant increase to our capacity for filling albumin in flexible packaging. Aligned with our measures to combat the effects of climate change, the Dublin plant has the latest eco-efficiency technologies to save energy and water.

In April 2022, we acquired the Dreieich facility as a result of the Biotest acquisition. The facility has plasma fractionation capabilities, as well as bulk production plants for albumin, new fibrinogen and IgM concentrate product lines and next-generation polyvalent immunoglobulins.

Grifols Egypt, our joint venture with the NSPO, is currently building a new manufacturing site in Cairo that will feature fractionation and purification plants, logistics facilities and a plasma analysis lab to be fully automated. This project is designed to create a complete plasma value chain in Egypt, encompassing plasma donor recruitment, collection centers, laboratory testing, fractionation, purification, and final product manufacturing. Through this joint venture, Egypt achieved self-sufficiency in immunoglobulins, albumin, and coagulation factors in 2025, becoming the sixth country in the world to reach this level of autonomy in plasma-derived medicines. In addition, Grifols Egypt also currently owns 16 plasma-donation centers in Egypt (13 of which are already operating), with plans to expand to 20 in 2026.

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

United States Government Regulation

In the United States, the FDA regulates drugs, biologics, plasma collection and medical devices under the FDCA and, as applicable, the PHS Act, and their implementing regulations. Failure to comply with the applicable FDA requirements at any time during the product-development process, approval process or after approval may result in administrative or judicial sanctions. These sanctions could include, as applicable, the FDA’s imposition of a clinical hold on trials for drugs, devices or biologics, refusal to file or approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution or any combination of these sanctions. Any agency or judicial enforcement action could have a material adverse effect on us.

The BLA (Biologics License Application) Approval Process

Drugs that are also biological products, such as our plasma derivative products IG, A1PI, Factor VIII and albumin, and also certain in vitro diagnostic products associated with testing blood and blood components, must also satisfy the requirements of the PHS Act (Public Health Service Act) and its implementing regulations. In order for a biological drug product, or for these in vitro diagnostic tests, to be legally marketed in the United States, the product must have a BLA (Biologics License Applications) approved by the FDA. Obtaining BLA approval from the FDA is a robust process involving, among other things, completion of preclinical laboratory tests, controlled human clinical trials conducted in compliance with Good Clinical Practice (GCP) requirements, submission of manufacturing and chemistry data, and multiple statistical and physical review processes by the FDA. During all phases of clinical development, regulatory authorities require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators, including reports regarding adverse events and safety issues.

Given the robust process, certain of our clinical trials may not be completed successfully within any specified period, if at all. Furthermore, we or the FDA may suspend or terminate clinical trials at any time on various grounds, for example, that the subjects or patients may be exposed to an unacceptable health risk, have experienced a serious and unexpected adverse event, or that continued use in an investigational setting may be unethical. Similarly, an IRB may suspend or terminate approval of research if the research is not being conducted in accordance with GMP or if the research has been associated with unexpected serious harm to patients.

Overall, the testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all. In most cases, the BLA must be accompanied by a substantial user fee.

In the United States, our main market, there is an abbreviated regulatory approval pathway for biological products found to be “biosimilar” to or “interchangeable” with a biological “reference product” previously licensed under a BLA. This abbreviated approval pathway is intended to permit a biosimilar product to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product. The law provides that no biosimilar application may be accepted for FDA review until four years after the date the reference product was first licensed by the FDA, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability, which could increase costs of protecting our reference products. Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under applicable laws to be “interchangeable with,” the previously approved reference product. The extent to which a biosimilar product, once approved, will be substituted for any of our products, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In connection with the FDA’s authority to ensure the development of safe and effective biosimilars, in September 2022, the FDA Biosimilar User Fee Amendments of 2022 were signed into law. The FDA Biosimilar User Fee Amendments of 2022 reauthorize for an additional five years (through 2027) the Biosimilar User Fee Act of 2012, which allows the FDA to assess and collect fees for biosimilars. In October 2025, the FDA issued draft guidance that proposes to eliminate the need for sponsors of biosimilar products to conduct comparative human clinical efficacy studies.

The testing and approval processes to obtain a BLA require substantial time, effort and financial resources, and each process may take several years to complete. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. In addition, competition from lower-priced biosimilars following loss of exclusivity may materially reduce sales.

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

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition” that affects fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for such a disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user fee exemptions. In addition, if a product that has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or a meaningfully different mode of administration. Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity. However, if a company with orphan drug exclusivity is not able to supply the market, the FDA could allow another company with the same drug a license to market for said indication. The FDA granted Gamunex IVIG orphan drug status, which provided marketing exclusivity for the CIDP indication in the United States through September 2015. Gamunex IVIG was the first IVIG product approved for CIDP in the United States.

Fast Track Designation

The FDA currently offers certain programs, including fast track designation, breakthrough therapy designation, accelerated approval, and priority review which are designed to facilitate the development and review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs for the conditions. For example, fast track designation applies to a combination of the product and the specific indication for which it is being studied. The sponsor of a product designated for fast track designation may engage in close early communication with the FDA, including through timely meetings and feedback on clinical trials. Products that receive fast track designation also may receive FDA priority review or accelerated approval. Sponsors may also be able to submit completed portions of an application before the entire application is completed; however, the review clock will not officially begin until the entire completed NDA or BLA is submitted to and filed by the FDA. The FDA may notify a sponsor that its program is no longer classified as a fast track development program if the fast track designation is no longer supported by emerging data, the designated drug development program is no longer being pursued, or another product that meets the unmet medical need for the same indication is approved first.

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

Recently, a number of states in the United States have also proposed or passed legislation that seeks to directly or indirectly regulate pharmaceutical drug pricing, such as by requiring drug manufacturers to publicly report pricing information or to place a maximum price cap on pharmaceutical products purchased by state agencies. For example, in June 2024, New York implemented a prescription drug price transparency law that requires prescription drug manufacturers to provide advance notice and explanation for certain drug price increases that exceed a specified threshold. California, Colorado, Minnesota, Oregon, Washington and New Jersey have created prescription drug affordability boards, and a number of other states have enacted or are considering similar legislation. Laws of this type may cause us to experience additional pricing pressures on our affected products. For more details on these pressures, see “—Pharmaceutical Pricing and Reimbursement” below.

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

Our blood derivative products are not subject to compulsory Community authorization, but it is an option for our new products. Flebogamma DIF 50 mg/ml and 100 mg/ml, VeraSeal solutions for sealant and Tavlesse (fostamatinib) were approved through the Community authorization procedure.

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

Our products Niuliva 250 I.U./ml and Xembify 200 mg/ml were approved through the decentralized procedure. Our products Prolastina 1000 mg/ml, and Gamunex 10% and some of the Human Albumin Grifols / Albutein licenses were approved through the mutual-recognition procedure. All our other products were approved pursuant to individual national procedures. We expect to use the mutual-recognition procedure if we want to extend our product licenses to other European countries in the future.

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

As of January 1, 2021, the protocol in Ireland/Northern Ireland was applicable and had an impact on marketing authorizations for medicinal products in the U.K. with respect to Northern Ireland. However, as of January 1, 2025, a new agreement between the E.U. and the U.K. called the “Windsor Framework” amended the Protocol of Northern Ireland and set out the long-term arrangements for the supply of medicines into Northern Ireland. The Windsor Framework ensures that medicines can be approved and licensed on a U.K.-wide basis by the Medicines and Healthcare products Regulatory Agency (“MHRA”) and medicines can be supplied in the same packs across the U.K. It also provides for the disapplication of European Union Falsified Medicines Directive (“FMD”) requirements for medicines marketed and supplied in Northern Ireland.

There are several routes to obtain a marketing authorization in the U.K. The options available are determined by the intended market and the type of application. To obtain a marketing authorization, you need to use one of the following procedures:

National Routes:

●	National Procedure. Applies to U.K. national marketing authorization applications for both innovative and established medicines, but the requirements, procedures and timetables differ. The innovative medicines timetable allows for a positive decision within 150 clock-on days if all issues are resolved following one round of questions. The established medicines timetable allows for a final decision within 210 days, with the possibility of an earlier decision if only minor issues are raised;
●	Rolling review. Permits the submission of your application in module(s), to obtain a marketing authorization in the United Kingdom. This is a new route for marketing authorization applications, where an applicant for a new active substance in the U.K. or for a similar biological medicinal product (a biosimilar) submits modules of the eCTD dossier incrementally for pre-assessment by the MHRA, rather than as part of a consolidated full dossier submission.

This rolling review is intended to streamline the development of novel medicines by offering periodic enhanced regulatory interaction and advice to reduce the risk of failure at the final phase and may be integrated with the Target Development Profile (“TDP”) to provide a clearer pathway for development of innovative medicines.

Marketing authorization applications for any new active substance based on a “full dossier,” including biosimilar products, are eligible for the rolling review;

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

United States Pharmaceutical Pricing and Reimbursement

In the United States, our products are reimbursed or purchased under several government programs, including Medicaid, Medicare (Parts B and D) and hospitals may purchase at discounted prices under the 340B Program. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low income individuals. Medicare is a federally run program that provides healthcare to persons aged 65 and over, as well as certain persons of any age with certain disabilities. The 340B Program is a U.S. federal government drug pricing program under the PHS Act. The availability of federal funds to pay for our products under the Medicaid and Medicare Part B programs requires that we extend discounts under the 340B Program.

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

The availability of federal funds to pay for our products under Medicaid requires that we extend discounts under the 340B Program. The 340B Program extends prescription drug discounts to certain entities, including a variety of community health clinics and certain other entities that receive governmental health care grants, as well as hospitals that serve a disproportionate share of low income individuals, certain cancer centers, children’s hospitals, critical access hospitals and rural referral centers. The 340B Program prescribes a pricing methodology based on a PHS Act ceiling price that generally cannot be greater than the AMP less the unit rebate amount established under the Medicaid drug rebate program. We have entered into a PPA with the government whereby we participate in the 340B Program by charging eligible entities no more than the PHS Act ceiling price for drugs intended for outpatient use. The HRSA (Health Resources & Services Administration) of the HHS, the federal agency overseeing the 340B Program, continually issues evolving requirements with respect to the 340B Program, which creates uncertainty. For example, in February 2026, HRSA officially withdrew its 340B Rebate Model Pilot Program and subsequently issued a request for information seeking comments on launching a new 340B Program rebate model.

Also as a condition for Medicaid reimbursement, we make our products available for purchase by authorized government users of the Federal Supply Schedule (“FSS”) pursuant to such users’ FSS contracts with the Department of Veterans Affairs. These transactions involve establishing a FSS price in negotiation with the Department of Veterans Affairs. Companies are also required to offer discounted drug pricing to four federal agencies — the Department of Veterans Affairs, the Department of Defense, the Coast Guard and the PHS (including the Indian Health Service) — for federal funding to be made available for reimbursement of products under the Medicaid program. Sales to those four federal agencies must utilize a ceiling price methodology that generally requires drug prices to be at least 24.0% below the non-federal AMP for the prior fiscal year.

Medicare and the 340B Program.

The primary Medicare programs that may affect reimbursement for the Grifols Group are Medicare Part B, which covers physician services and outpatient care, and Medicare Part D, which provides a voluntary outpatient prescription drug benefit.

Medicare Part B reimburses providers for certain covered drugs and biologicals furnished in the outpatient setting, such as physician offices and hospital outpatient settings, generally at a rate of average sales price (“ASP”) + 6%. Starting January 1, 2018 a CMS rule reduced Medicare Part B reimbursement for 340B hospital outpatient drugs to a rate of ASP - 22.5%. Such reduction was ruled unlawful by the U.S. Supreme Court on June 15, 2022, causing CMS to reinstate the general ASP + 6% rate retroactively to January 1, 2018. Following this ruling, CMS issued a new rule on November 8, 2023 determining that affected hospitals will receive a one-time lump-sum amount plus a budget-neutrality offset going forward, which together equal the approximate payment they would have received if the 2018-2022 340B Program payment policy had never existed. The 340B Program remains subject to legal challenges involving litigation that may result in program changes, which creates uncertainty. We believe that we meet the requirements of the 340B Program and are continuing to review and monitor these and other developments affecting the 340B Program. In addition, under the Bipartisan Budget Act of 2013 and subsequent measures, Medicare is subject to a 2% reduction in federal spending, or “sequestration,” including drugs reimbursed under Medicare, for federal fiscal years 2013 through 2032. The full ramifications of this sequestration for Medicare reimbursement remain uncertain, as further Congressional action may reduce, eliminate or otherwise change this payment reduction.

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

Also under the Inflation Reduction Act of 2022, if a manufacturer increases the prices generally for brand name prescription drugs and biologicals covered under Medicare Part B or certain drugs and biologicals covered under Medicare Part D, in each case at a higher rate than the applicable inflation rate for such products, then such manufacturer will be required to pay rebates to Medicare. If our products are used by Medicare beneficiaries, we will be required to pay rebates to Medicare or potentially face fines representing the difference between the actual and the inflated prices. And, beginning in 2025, this law modifies a manufacturer’s liability relating to Medicare’s spending above a beneficiary’s out-of-pocket cap. In a December 13, 2023 guidance document, CMS generally outlined its calculation methodologies and processes, including certain adjustments (such as in the event of drug shortages, with, for example, certain greater reductions provided for plasma-derived products). CMS issued final rulemaking for the Medicare Prescription Drug Inflation Rebate Program on November 1, 2024, including to codify these programs. Beginning in 2025, CMS issued the first round of invoices to drug manufacturers for these rebates, including for years 2022, 2023 and 2024. Manufacturers’ failure to timely pay a rebate amount due may result in the imposition of civil monetary penalties. We are continuing to review and monitor these new Inflation Reduction Act programs under Medicare, which create uncertainty and may adversely affect our business.

Other Relevant Regulations.

The ACA imposes an annual fee on certain manufacturers and importers of branded prescription drugs and biologics in general if the entity has aggregated branded prescription drug and biologic sales of over $5 million to specified United States government health programs such as the Department of Veteran Affairs, or pursuant to coverage under such specified government health programs, such as Medicare Part B, Medicare Part D and Medicaid. The fee to each covered entity generally is calculated as an allocated portion of an aggregate amount of branded sales attributed to all covered entities, which aggregate amount is subject to change. Since 2019, the aggregate annual fee amount has been $2.8 billion. In addition, the Prescription Drug User Fee Act (“PDUFA”) sets forth user fees that pharmaceutical and biological companies pay to the FDA for certain applications for approvals of drugs and biologicals, licensing of certain biological products, and certain prescription drug program fees assessed annually for eligible products. The fees under PDUFA cover a substantial portion of the FDA’s operating budget, and the measure also addresses aspects of the regulatory approval process, such as timing and procedures. The PDUFA is subject to reauthorization by Congress every five years and, in September 2022, the FDA User Fee Reauthorization Act of 2022 was signed into law, reauthorizing the PDUFA for fiscal years 2023 through 2027.

Federal, state and local governments in the United States have enacted and continue to consider additional legislation to limit the growth of healthcare costs, including the costs of prescription drugs. In May 2025, the United States government issued an executive order directing the HHS to facilitate direct-to-consumer purchasing programs for prescription drug manufacturers that sell their products to American patients at the most-favored-nation price and to communicate most-favored-nation price targets to manufacturers and propose a rulemaking plan to impose most-favored-nation pricing if “significant progress” is not made towards achieving such pricing. For example, in May 2025, the United States government issued an executive order aiming to implement “most-favored-nation” pricing tying U.S. prescription drug prices with prices in selected comparably developed nations. In July 2025, several pharmaceutical companies received letters from the United States government seeking commitments to advance such “most-favored-nation” drug pricing goals. In addition, CMS’s proposed Global Benchmark for Efficient Drug Pricing (GLOBE) and Guarding U.S. Medicare Against Rising Drug Costs (GUARD) models would assess a rebate for certain drugs payable under Medicare Part B and Part D.

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

European Union Pharmaceutical Pricing and Reimbursement

Our operations in the E.U. are subject to strong regulations affecting the pricing of and market access to our products. Ministries of Health (MoH) across E.U. Member States oversee the price of pharmaceutical products through cost containment measures applied to national healthcare systems. As such, over the last decades, governments in the E.U. Member States have been introducing severe Health Economics and Outcomes Research (“HEOR”) criteria, a multidisciplinary field that studies the economic, clinical and societal impact of healthcare interventions, to limit increases in costs, particularly with respect to innovative prescription drugs.

HEOR criteria are implemented by Health Technology Assessment (HTA) organizations on a national basis, a process that evaluates the effects and impacts of health technologies and interventions to inform policy and decision-making in healthcare, and include cost-effectiveness analysis, budget impact models and additional clinical benefits versus existing marketed (or in development) drugs used as benchmarks for comparison, with the objective to appraise the value proposition and determine the price and reimbursement levels. E.U. Member States also seek to limit healthcare expenditure by passing legislation and health policies to impose mandatory rebates for pharmaceutical products and financial claw-backs to the pharmaceutical industry, as well as International Reference Pricing (“IRP”), a cost-control mechanism where a country benchmarks its drug prices to those in other countries either applying the lowest or average calculation among a basket of selected countries. We expect that E.U. Member States will continue to pursue actions to reduce healthcare expenditures in the upcoming years.

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

Australia’s Medical Services Advisory Committee (“MSAC”) also uses a HTA framework to assess applications for public funding, including: (i) a PICO (population, intervention, comparator, outcome) to describe the population, intervention, comparator and outcome for the health service or technology; (ii) an assessment report (developed by the applicant or an HTA group) to review the clinical evidence and conduct HEOR evaluations of the service or technology; (iii) an independent critique (commentary) of applicant-developed assessment reports; and (iv) consultation input from stakeholders. Recently, patient groups have also been invited to provide feedback in the frame of a more patient-centric approach.

Japan’s healthcare fees are administered on a fee-for-service (“FFS”) basis, in which the provider calculates reimbursements based on the number of points allocated for each item and is then reimbursed for the service or product based upon the number of points. The Japanese payment system (diagnosis procedure combination, or “DPC”) is similar to the diagnosis related groups (“DRG”) prospective payment system (“PPS”) found in the U.S. and in some European countries. Although DPC has not resulted in lower costs due to its unique mix of PPS with FFS, there is strong opposition against further integration of PPS.

In Latin America, countries employ diverse strategies to regulate pharmaceutical pricing and reimbursement, often combining direct price controls with reference pricing systems. In Brazil, the Chamber for Regulation of the Medicines Market (“CMED”) sets maximum prices for medications considering factors such as production costs and economic evaluations. In Argentina, the government also implements direct price controls, negotiating prices with pharmaceutical companies to maintain affordability. These are examples of countries utilizing reference pricing systems, benchmarking drug prices against those in other nations to ensure competitiveness and prevent excessive pricing, a practice that is used in many jurisdictions globally.

In Canada, pharmaceutical pricing and reimbursement are governed by a combination of federal oversight and provincial/territorial collaboration. The Patented Medicine Prices Review Board (“PMPRB”) is a federal agency responsible for ensuring that prices of patented medicines are not excessive. It establishes maximum allowable prices by reviewing factors such as the prices of similar drugs in Canada (Internal Reference Pricing rule) and internationally (International Reference Pricing). The pan-Canadian Pharmaceutical Alliance (“pCPA”) negotiates drug prices on behalf of public drug plans across provinces and territories, aiming to achieve consistent and lower drug costs. Furthermore, the Canadian Agency for Drugs and Technologies in Health (“CADTH”), now renamed Health Technology Review, conducts health technology assessments, including clinical and economic evaluations, to inform reimbursement decisions for most public drug plans in Anglophone Canada, whereas in Francophone Canada the responsible body for HTA of pharmaceutical products is Institut National d’Excellence en Santé et en Services Socieux (“INESSS”).

Item 4.A.UNRESOLVED STAFF COMMENTS

None.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a review of our financial condition and results of operations as of December 31, 2025 and 2024, and for the three years ended December 31, 2025, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F.

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

We have prepared our audited consolidated financial statements as of December 31, 2025 and 2024, and for the three years ended December 31, 2025 in accordance with IFRS, as issued by the IASB. The financial information and related discussion and analysis contained in this item are presented in euros except as otherwise specified. Unless otherwise specified the financial information analysis in this annual report on Form 20-F is based on our actual audited consolidated financial statements as of December 31, 2025 and 2024, and for the three years ended December 31, 2025.

See “Presentation of Financial and Other Information” in this Part I for further information on our presentation of financial information.

A.	Operating Results

Subsequent Events

Potential U.S. Biopharma IPO

Following approval by our Board, on March 24, 2026 we announced that we will potentially pursue an initial public offering of a minority stake in our U.S. Biopharma business, subject to market conditions and applicable legal and regulatory requirements. The transaction is intended to support our strategic priorities, including debt reduction and investment in growth initiatives. Upon completion, Grifols S.A. would retain control of the U.S. business and remain listed in Spain, while the U.S. Biopharma entity would operate as a separately governed, U.S.-listed company with its own board and management team.

Repayment of EIB Term Loans

On March 16, 2026, we prepaid in full the outstanding amounts owed under the 2017 EIB Term Loan and 2018 EIB Term Loan, resulting in the termination of the EIB Term Loans. We are currently negotiating with the EIB the execution of the corresponding documentation for the cancellation of the security interest and guarantees granted in favor of the EIB to secure/guarantee the EIB Term Loans.

Joint Business Arrangements with Ortho

Our joint business arrangement with Ortho (QuidelOrtho), initiated over 40 years ago and originally focused on the development and production of HIV and HCV antigens, was terminated effective January 1, 2026, pursuant to a Settlement and Termination Agreement executed on April 11, 2026, as both businesses and the relevant market have significantly evolved over time. We agreed on a settlement amount of $65.0 million to be paid by QuidelOrtho to us as a final and comprehensive settlement of all matters arising from the termination: $25.0 million in Q2 2026, $25.0 million in Q1 2027, and $15.0 million in Q1 2028. Concurrently, we entered into a new multi-year Exclusive Supply Agreement with Ortho under which we continue as exclusive supplier of antigens to Ortho, while retaining the right to supply antigens to third parties (including Abbott Laboratories, Siemens and OraSure Technologies) and to develop products independently, subject to customary intellectual property terms.

Refinancing of a portion of our senior secured debt

Subsequent to December 31, 2025, we continued to advance our plans to proactively refinance our senior debt maturing in 2027. On April 14, 2026, we entered into a new credit agreement with a syndicate of banks whereby such banks have agreed to extend certain credit facilities consisting of term loans of $2 billion and €1.25 billion, both maturing in April 2033, as well as a revolving credit facility of $2.065 billion, maturing in October 2032 (subject to a springing maturity if certain material indebtedness is not refinanced in advance of its maturity). The proceeds of the term loans are being used to fully repay the outstanding loans under the First Lien Credit Facilities and certain other debt. See Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit—New Credit Facilities.”

Changes in Board of Directors

Effective January 2026, (i) Ms. Laura de la Cruz Galan was appointed as Secretary non-member of the Board, replacing Mrs. Núria Martín Barnés, and (ii) Mrs. Núria Martín Barnés was appointed as Vice-secretary, non-member, of the Board, taking the role previously held by Ms. Laura de la Cruz Galán. See Item 6 of this Part I, “A. Directors and Senior Management—Directors.”

Factors Affecting Our Financial Condition and Results of Operations

Changes in accounting criteria and correction

In the consolidated financial statements for fiscal year 2024, the Group applied certain corrections related to the accounting classification of the joint operation Biotek America LLC and the initial treatment of the investment in Shanghai RAAS. These corrections affected the comparative figures for fiscal years 2022 and 2023 and were described in detail in the notes to the 2024 financial statements. The consolidated financial statements for 2025 already fully incorporate these adjustments, and no additional changes in accounting policies have been identified during the year.

Detailed information regarding the nature and impact of these adjustments is available in the consolidated financial statements for fiscal year 2024.

Short Seller Reports

On January 9, February 20 and March 6, 2024, a short seller firm issued reports questioning our accounting practices, corporate disclosures and commitment to transparency in an apparent attempt to drive down the market price of our shares. These reports contained numerous false and misleading statements. Nevertheless, the price of our Class A and Class B shares declined significantly. The market for our shares has been highly volatile since the publication of the reports. On January 8, 2024, the prices of our Class A and Class B shares closed at €14.24 and €10.11, respectively. On March 7, 2024, the day following the publication of the third report by the short seller, the prices of our Class A and Class B shares closed at €6.93 and €4.93, respectively.

Furthermore, following the publication of the reports, the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”) opened an investigation in respect of the allegations made by the short seller firm and approached us with a number of inquiries, to which we have responded in a timely manner. On March 21, 2024, the CNMV issued its conclusions regarding its investigation, which confirmed that our financial statements and our indebtedness did not require a restatement. See “—CNMV Investigation’s Conclusions.” We have also voluntarily provided information to and responded to questions posed by the SEC to provide clarifications.

We undertook a number of actions to restore the confidence of markets, shareholders and other stakeholders, including: fully cooperating with the CNMV investigation and the information requests from the SEC, continuous communication with all our stakeholders and establishing a working group comprising the members of our Audit Committee, senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications.

In addition, on January 26, 2024 we filed a complaint in the United States District Court for the Southern District of New York against the parties responsible for the false and misleading statements in the published reports to recover the financial and reputational damages caused to us and our stakeholders as a result of such statements. The defendants moved to dismiss the complaint, and the court denied the motion in part, allowing our claims to proceed. Defendants also asserted a counterclaim under New York’s Anti-SLAPP statute, which we have vigorously opposed. As of the date of this annual report on Form 20-F, our motion to dismiss the defendants’ counterclaim remains pending before the court. We are continuing to actively prosecute our claims and are engaged in discovery.

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

On March 21, 2024, the CNMV issued its conclusions regarding its investigation. Most importantly, the CNMV concluded that it did not identify any need to have Grifols restate its financial statements and that all analyzed related party transactions had been carried out on an arm’s length basis. The CNMV also concluded that it had found no evidence that the financial indebtedness of Grifols as reflected in its financial statements did not comport with the facts. These conclusions constituted a rejection of the claims made by the short seller firm on these points.

Specifically, the CNMV found reasonable and consistent with IFRS, Grifols’ accounting treatment of the following:

●	the consolidation of Haema GmbH (formerly known as Haema AG) and BPC Plasma Inc. in Grifols’ financial statements;
●	the acquisition in 2021 of 25 plasma collection centers from BPL Plasma, Inc., which Grifols accounted for as a business acquisition;
●	the consolidation of GDS as a controlled company as a result of the 2019 agreement with Shanghai RAAS; and
●	the consolidation of Haema Plasma Kft. as a controlled company since 2022.

The CNMV did consider that the transaction with ImmunoTek (see Item 4 of this Part I, “Information on the Company—B. Business Overview—Raw Materials” and Note 10 to the audited consolidated financial statements included in this annual report) should have been accounted for as a joint operation pursuant to IFRS 11 instead of a financial investment. This conclusion resulted in the correction of errors in the comparative figures of prior periods in our consolidated financial statements as of and for the year ended December 31, 2024. See “—Changes in Accounting Criteria and Correction” above.

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

On September 25, 2024, the Executive Committee of the CNMV initiated an administrative sanctioning procedure against us. This procedure was based on the conclusions and areas for improvement described above. On November 7, 2024, we submitted allegations against the initiation of the administrative sanctioning procedures. On May 16, 2025, we requested that the CNMV conclude the administrative procedure, which concluded with the resolution of the CNMV on June 25, 2025, initiating a two-month period to commence the contentious-administrative procedure before the National High Court. The appeal was formally filed before the National High Court on September 24, 2025, and was admitted for processing by decree dated October 7, 2025. See Item 8 of this Part I, “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Additionally, the CNMV mentioned in its public announcement that it forwarded all information regarding the possible manipulative conduct by the short seller firm to the Spanish Public Prosecutor’s Office, which found grounds for criminal actions and initiated a criminal proceeding against the short seller firm at the Spanish High National Court. Criminal proceedings relating to these matters are ongoing; the court has taken investigative steps, including summoning individuals associated with the short seller firm to appear as investigated persons.

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected in the past, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins. See Item 3 of this Part I, “D. Risk Factors—Risks Relating to the Healthcare Industry—Government pressures and constraints on reimbursement may adversely affect our business” and Item 4 of this Part I, “E. Regulatory Matters—Pharmaceutical Pricing and Reimbursement.”

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

A continued increase in demand for plasma products could lead to industry supply constraints. In response, certain of our competitors and independent suppliers could open a number of new plasma collection centers. As of December 31, 2025, we operated over 400 plasma collection centers located across the United States, Europe, across Germany, Austria and Hungary; Canada and Egypt (through our joint venture with NSPO). We have expanded our plasma collection network through a combination of organic growth, by opening new plasma collection centers, and acquisitions. For example, in 2025, we completed the acquisition of 28 plasma collection centers in the United States from ImmunoTek. In addition, we are focused on optimizing our plasma collection center network by closing or consolidating underperforming centers, having closed or consolidated seven centers in 2023, four in 2024 and four in 2025. See Item 4 of this Part I, “B. Business Overview—Raw Materials.”

Recent Acquisitions

Canadian Plasma Resources Corporation

On November 1, 2025, we acquired 50.1% of Canadian Plasma Resources Corporation, a private Canadian company dedicated to plasma collection for the production of plasma-derived therapies. The transaction was performed through the subscription of new shares for approximately €19 million, including directly attributable transaction costs. Following the acquisition, the company was renamed “Grifols Canada Plasma Corporation.” Notwithstanding our majority shareholding, existing governance arrangements and contractual obligations limit our ability to exercise control over this entity. Accordingly, our interest is accounted for under the equity method. See Note 3 to our audited consolidated financial statements included in this annual report.

Biotest shares and Public Delisting Purchase Offer

On February 14, 2025, we acquired 589,694 non-voting preferred shares of our subsidiary Biotest, representing approximately 1.5% of its share capital, at a price of €30.0 per share. We disbursed a total amount of €18 million in connection with this acquisition. In May 2025, we launched, through our subsidiary Grifols Biotest Holdings GmbH, a public delisting purchase offer to acquire all no-par bearer common shares and all non-voting bearer preferred shares of Biotest, at a price of €43.00 per common share and €30.00 per preferred share.

The acceptance period ended on June 6, 2025, the date from which Biotest’s shares ceased trading on the Frankfurt Stock Exchange, and the offer was accepted for a total of 416,922 ordinary shares, representing approximately 2.1% of the total voting ordinary shares and 1.1% of Biotest’s total share capital, and 3,002,804 non-voting preferred shares, representing approximately 15.2% of the total preferred shares and approximately 7.6% of Biotest’s total share capital. We disbursed a total amount of €108 million in connection with this offer. Subsequently, in September and October 2025, the Group carried out several acquisitions. Grifols purchased 31,627 preferred shares, representing approximately 0.2% of the total non-voting preferred shares and 0.1% of Biotest’s share capital, at a price of €30.00 per share, as well as 549 ordinary voting shares at a price of €43.00 per share. We paid a total of €1 million for these acquisitions.

As a result of the delisting offer and other acquisitions during 2025, as well as the completion of a squeeze-out procedure initiated in 2022, we directly and indirectly hold 100.0% of the total ordinary voting shares and 61.6% of the total non-voting preferred shares of Biotest, which in the aggregate represent 80.8% of Biotest’s share capital.

Acquisition of plasma collection centers from ImmunoTek

On February 3, 2025, we completed the acquisition of 28 plasma collection centers in the United States from ImmunoTek. This acquisition was completed pursuant to the collaboration agreement entered into with ImmunoTek on July 29, 2021, amended in 2023 and 2024, to arrange for the construction, licensing and commissioning of the 28 centers. Pursuant to this collaboration agreement, we formed ITK JV, a joint operation company through which we initially held a 75% interest in each of the 28 plasma collection centers, while ImmunoTek held the remaining 25%. In 2024, we acquired 14 collection centers for an aggregate amount of $266 million and, in 2025, we acquired the remaining 14 centers for an aggregate amount of approximately $281 million.

Although the acquisition of the last six plasma collection centers was scheduled for January 2026, we amended the collaboration agreement with ImmunoTek to purchase these centers as of February 3, 2025, for a total purchase price of $122 million, $60 million of which we had paid in advance, and the remaining $62 million thereof was paid on January 2, 2026 (as provided in the original agreement). Such payment deferral was documented in a promissory note issued by our subsidiary Biomat Holdings LLC in favor of ImmunoTek in an amount of $70 million, which included management fees payable to ImmunoTek of approximately $8 million and with no interest accrual. The six plasma collection centers served as collateral for the promissory note, which matured on January 2, 2026, on which date we fully settled it.

Due to the acquisition of 14 centers in 2024 and the remaining 14 centers in 2025, we now fully own and manage, through our subsidiary Biomat Holdings LLC (which owns Grifols Bio North America LLC (“GBNA”)), all 28 plasma collection centers developed by ImmunoTek under the collaboration agreement entered into in July 2021.

The collaboration with ImmunoTek has now been terminated and GBNA is no longer a member of the ITK JV. On February 3, 2025, ImmunoTek released three of the five guarantees that GBNA had granted to ImmunoTek in June 2023 for lease contracts related to certain ImmunoTek plasma collection centers not affected by the collaboration under the ITK JV. The remaining two guarantees, with an aggregate amount of approximately $20 million, will remain in force for as long as the lease agreements remain in force. The amount of the guarantees will be reduced as and when the underlying lease term is reduced. See “—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions,” item 4 of this Part I “Information on the Company—B. Business Overview—Raw Materials” and Notes 3(a), 10 and 34 to our audited consolidated financial statements included in this annual report.

Araclon Biotech, S.L.

On March 7 and December 16, 2025, through our subsidiary Grifols Innovation and New Technologies Limited, we acquired a total of 1.3% of the share capital of Araclon for an aggregate amount of €11 million. As a result, as of December 31, 2025, we hold 77.1% of Araclon’s share capital. See Note 17(a) to our consolidated financial statements included in this annual report.

Haema Plasma Kft.

On October 31, 2024, through our subsidiary GWWO, we acquired 100% of the capital of Haema Plasma Kft. from Scranton Plasma, B.V. for an amount of €35 million. Subsequently, in October 2025, GWWO sold Haema Plasma Kft. to another of our subsidiaries, Biotest. See Notes 2(b), 11, 17(b) and 31 to our consolidated financial statements included in this annual report. See also Item 7 of this Part I “Principal Shareholders and Related Party Transactions—B. Related Party Transactions—Haema Plasma Kft.”

Saskatoon plasma center

On July 7, 2023, through our wholly owned subsidiary Grifols Canada Plasma II, Inc. (formerly known as Prometic Plasma Resources, Inc.), we acquired a plasma donation center in Saskatoon (Canada) from Canadian Plasma Resources Corporation (now named to Grifols Canada Plasma Corporation) for approximately €8 million. See Note 3(c) to our consolidated financial statements as of and for the year ended December 31, 2024, included in this annual report.

Recent Dispositions

Shanghai RAAS

On June 18, 2024, we closed the sale of a 20% equity stake in Chinese company Shanghai RAAS in exchange for approximately $1.8 billion, while retaining a stake in Shanghai RAAS of 6.58%, to the Haier group (“Haier”).

As part of the agreement with Haier, (1) we retained a director on the board of directors of Shanghai RAAS; (2) we and Haier shall not transfer any of our respective shares in Shanghai RAAS for a period of three years following the closing of the transaction; and (3) we committed to (a) cause our subsidiary GDS, in which Shanghai RAAS owns 45% of the economic rights and 40% of the voting rights, to achieve an aggregate earnings before interest, taxes, depreciation and amortization of $850 million for the period from 2024 to 2028, provided that any deficit in such performance would oblige us to indemnify Shanghai RAAS in an amount equivalent to a percentage of said deficit proportionate to the percentage of GDS’ capital stock held by Shanghai RAAS on such date, (b) for so long as we control GDS directly or indirectly, use our commercially reasonable efforts, without obligation, to ensure that GDS declares and distributes dividends to its shareholders in each year after closing in an amount not less than 50% of the net profits of GDS for that year, and (c) assign the voting rights relating to our remaining 6.58% of Shanghai RAAS shares to Haier for a period of ten years from the payment of the purchase price by Haier. Based on the historical performance of GDS, we believe that GDS will achieve the operational performance requirement and no indemnification will become due.

As part of the Strategic Alliance and Share Purchase Agreement, we extended the term of our existing exclusive albumin distribution agreement with Shanghai RAAS through 2034, with the possibility for an additional ten-year extension, and guaranteed minimum supply volumes thereunder through 2028. We maintained and extended our presence in China, with our sights set on further developing the Chinese plasma industry and exploring new opportunities and synergies in the diagnostic sector, while using the proceeds of the sale to significantly reduce debt. See Note 3 to our audited consolidated financial statements included in this annual report.

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

The first part of the plan, optimization of plasma costs and operations, improved our plasma procurement operations and enabled us to maintain desired plasma volumes while reducing the cost per liter of plasma through a set of measures including the closure or consolidation of 18 underperforming plasma collection centers in 2022 and seven in 2023, reduction in compensation paid to plasma donors and installation of new and more efficient plasmapheresis equipment, which increases yield.

The second part of the plan, streamlining corporate functions, caused a reduction in staff in relation to its 2023 levels of approximately 8.0% of our workforce (or approximately 2,000 employees), mainly in plasma operations in the United States, by means of initiatives such as centralizing and automating functions, consolidating vendors and eliminating duplicative functions and positions. In 2025, we had a severance expense of €8 million (€14 million in 2024 and €75 million in 2023) in relation to these initiatives.

The third part of the plan, enhancing other efficiencies across the organization, enabled us to reduce operational costs related to, among other things, global procurement, logistics, and facilities. Such reductions in operational costs required initiatives such as real estate rationalization affecting certain offices, but not industrial facilities, and establishing global organizations around commercial, industrial and supply chain functions.

The Operational Improvement Plan has increased our operating cash flow and improved our financial performance, resulting in cost savings in our operations. In 2025 and 2024, our operating cash flows were €1.0 billion and €902 million, respectively, up from €217 million in 2023, driven in part by the sustained impact of the measures implemented under the plan. In 2023, measures under the Operational Improvement Plan resulted in a 32.0% rise in plasma collections per full-time employee, signaling improved labor productivity, and a 5.0% reduction in the manufacturing costs of our products in 2023 as compared to 2022.

In accordance with IFRS accounting rules, the effects mentioned above are of a non-recurring nature as they relate to one-off, extraordinary measures. In 2025, 2024 and 2023, we recorded a reorganization impact of €12 million, €36 million and €159 million, respectively, related to the Operational Improvement Plan. These charges related mainly to severance payments, advisory fees, and other reorganization activities.

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

Year ended December 31, 2025, as compared to the year ended December 31, 2024:

	Year Ended December 31,		Change
Consolidated Statement of Profit and Loss Data	2025	2024	€	%

	(in millions of euros, except for percentages)
Continuing Operations
Net revenue	7,524	7,212	312	4.3%
Cost of sales	(4,665)	(4,418)	(247)	5.6%
Gross margin	2,859	2,794	65	2.3%
Research and development	(426)	(384)	(42)	10.9%
Selling, general and administration expenses	(1,183)	(1,255)	72	(5.7)%
Operating expenses	(1,609)	(1,639)	30	(1.8)%
Other Income	1	—	1	—
Profit/(loss) of equity accounted investees with similar activity to that of the Group	(8)	37	(45)	(121.6)%
Operating result	1,243	1,192	51	4.3%
Finance income	34	44	(10)	(22.7)%
Finance costs	(625)	(714)	89	(12.5)%
Dividends	2	2	—	0%
Financial costs of sale of trade receivables	(14)	(31)	17	(54.8)%
Change in fair value of financial instruments	33	20	13	65.0%
Impairment of financial assets	(3)	(9)	6	(66.7)%
Exchange differences	(55)	(60)	5	(8.3)%
Finance result	(628)	(748)	120	(16.0)%
Profit/(loss) of equity accounted investees	—	—	—	—
Profit before income tax	615	444	171	38.5%
Income tax expense	(115)	(231)	116	(50.2)%
Consolidated net profit	500	213	287	134.7%

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue, which is mainly generated by the sale of goods. See Notes 5 and 22 to our audited consolidated financial statements included in this annual report on Form 20-F.

Our business units reported a record performance in 2025 in terms of total consolidated net revenue. Our net revenue increased by 4.3% (7.0% at constant currency), or €312 million, in 2025, reaching €7.5 billion compared to €7.2 billion in 2024. These results were mainly attributed to reduction in the cost per liter of plasma collected, strong demand for our key proteins, with the increase in total net revenue being largely due to the performance of our Biopharma business unit, as explained below.

The following table reflects a summary of net revenue by each of our business units for 2025, as compared to 2024:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by business unit	2025	net revenue	2024	net revenue	% var	% var CC(1)

	(in millions of euros, except for percentages)
Biopharma	6,487	86.2%	6,143	85.2%	5.6%	8.4%
Diagnostic	640	8.5%	645	8.9%	(0.8)%	1.4%
Bio Supplies	154	2.0%	216	3.0%	(28.7)%	(19.7)%
Others	243	3.3%	208	2.9%	16.8%	8.6%
Total	7,524	100.0%	7,212	100.0%	4.3%	7.0%
(1)	Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

Biopharma. Net revenue for the Biopharma business unit increased by 5.6% (8.4% at constant currency) from €6.1 billion in 2024 to €6.5 billion in 2025. This increase was mainly supported by the strong performance of our immunoglobulin franchise, driven by robust underlying demand.

Our immunoglobulin franchise (one of our main proteins representing approximately 63.0% of the Biopharma business units’ revenue) recorded a revenue increase of 11.5% (14.7% at constant currency) in 2025 in comparison to 2024, driven by strong demand in key international markets, particularly the U.S. Subcutaneous immunoglobulin (SCIG) stood out with a revenue growth of 55.4% (59.5% at constant currency), gaining market share and increasing penetration in the United States. Intravenous immunoglobulins (IVIG) also performed well, with revenue increase of 9.1% (12.1% at constant currency) in 2025 as compared to 2024.

This performance reflects sustained demand in primary (PID) and secondary (SID) immunodeficiencies, as well as in the treatment of chronic inflammatory demyelinating polyneuropathy (CIDP). These results also reflect the expansion of the treated patient base and the progressive adoption of our subcutaneous solutions, which offer patients greater convenience and flexibility. In addition, increased product availability enabled us to meet growing demand and reinforce our leadership in key markets.

Revenues from sales of Alpha-1 and specialty proteins decreased by 0.8% (an increase of 1.4% at constant currency) in 2025 as compared to 2024. Specifically, sales of Alpha-1 antitrypsin decreased slightly in 2025 as a result of the impact in 2025 of costs associated with the Inflation Reduction Act and a reclassification of managed care fees in the United States, partially offset by the positive impact of the addition of a new distributor to strengthen commercial coverage and improve market access. Rabies immunoglobulin also showed solid commercial traction, while the rest of our specialty proteins provided positive contributions to our revenue growth.

Revenues from albumin were particularly affected by market conditions in China, where albumin prices declined as a direct result of Chinese government policies aimed at containing healthcare spending. As a result, net revenue from our albumin sales in 2025 decreased by 7.7% (5.1% at constant currency) as compared to 2024.

Diagnostic. The Diagnostic business unit decreased by 0.8% from €645 million in 2024 to €640 million in 2025, primarily due to unfavorable currency translation effects. At constant currency, revenue increased by 1.4%, reflecting strong underlying performance driven by our established market positions in the Blood Typing Solutions (BTS) and Molecular Donor Screening (MDS) businesses and a gradual shift in the sales mix toward higher value-added technologies.

Net revenue from the MDS area, associated with NAT technology for blood and plasma donation screening, increased by 0.9% (3.3% at constant currency) in 2025 as compared to 2024, driven by stable donation levels in the United States, the signing of new contracts, and expansion in South America, the Middle East and Africa. Meanwhile, net revenue from sales of our BTS line increased by 4.0% (a 6.6% increase at constant currency) in 2025 as compared to 2024, consolidating BTS’ position as the main growth driver for the Diagnostic business unit. This progress was fueled by increased demand in key markets.

Bio Supplies. Net revenue from Bio Supplies decreased by 28.7% (19.7% at constant currency), from €216 million in 2024 to €154 million in 2025, primarily due to the postponement of scheduled shipments to the Japan Blood Products Organization (JBPO) of Anti-D, Tetanus and Anti-HB products, which are now expected to occur in 2026.

Others. Net revenue from Others increased by 16.8% (8.6% at constant currency) from €208 million in 2024 to €243 million in 2025. This increase was mainly explained by higher sales performance of Healthcare Solutions and lower contract manufacturing business segment.

The following table reflects a summary of net revenue by each of our geographic regions for 2025 as compared to 2024:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by Region	2025	net revenue	2024	net revenue	% var	% var CC(1)

	(in millions of euros, except for percentages)
European Union(2)(3)	1,614	21.5%	1,499	20.8%	7.7%	7.7%
United States and Canada	4,253	56.5%	4,087	56.7%	4.1%	7.4%
Rest of the World(3)	1,657	22.0%	1,626	22.5%	1.9%	5.3%
Total	7,524	100.0%	7,212	100.0%	4.3%	7.0%
(1)	Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”
(2)	Net revenue earned in the European Union includes net revenue earned in Spain.
(3)	Net revenue earned in the European Union and Rest of World for 2024 has been adjusted compared to the amounts reported in our consolidated financial statements for the year ended December 31, 2024 to reflect a €42 million reclassification related to Biotest identified after their issuance. This reclassification has been incorporated in the consolidated financial statements for year ended December 31, 2025, and the presentation in this Form 20-F is consistent with the consolidated financial statements for year ended December 31, 2025.

Net revenue in the United States and Canada increased by 4.1% (7.4% at constant currency) from €4.1 billion in 2024 to €4.3 billion in 2025. This increase was mainly due to the continued underlying demand in the U.S. market. Meanwhile, net revenue in the European Union increased by 7.6% (7.7% at constant currency) from €1.5 billion in 2024 to €1.6 billion in 2025, mainly due to relevant launches of new IG franchise products in several core European countries. Net revenue in the Rest of the World increased by 1.9% (5.3% at constant currency) from €1.63 billion in 2024 to €1.66 billion in 2025, mainly due to strong underlying demand for our Biopharma and immunoglobin products, which was partially offset by a decline in albumin revenues in China due to price-control measures implemented by the Chinese government.

Cost of sales

Cost of sales increased by 5.6% from €4.4 billion in 2024 to €4.7 billion in 2025. Cost of sales as a percentage of net revenue increased to 62.0% in 2025 compared to 61.3% in 2024. This was mainly due to price, geographic mix of sales and higher inventory provisions resulting from excess production relative to demand for certain products. See “—Operational Improvement Plan” and Item 4 of this Part I, “Information on the Company—Business Overview— Raw Materials.”

Gross Margin

Our gross margin for 2025 decreased slightly to 38.0% of our net revenue (38.7% in 2024), primarily due to the impact in 2025 of costs associated with the Inflation Reduction Act, the reclassification of certain expenses, including the transfer of co-pay and managed care expenses from operating expenses to contra-revenue and the transfer of certain operating expenses to cost of goods sold, and the effect of adverse market conditions for albumin in China resulting from the implementation of price control measures by the Chinese government. See “—Operational Improvement Plan” and Item 4 of this Part I, “Information on the Company—Business Overview—Raw Materials.”

Research and development

Research and development spending increased by 10.9%, from €384 million in 2024 to €426 million in 2025, primarily driven by impairment charges of €45 million, including a €35 million write-off of an ongoing research and development project acquired from Alkahest following a change in strategic priorities and €10 million impairment associated with goodwill related to Alkahest. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses decreased by 5.8% from €1.3 billion in 2024 to €1.2 billion in 2025. This decrease was due to lower professional fees and expense reclassification to cost of sales.

Finance result

Finance result in 2025 represented a loss of €628 million, compared to a loss of €748 million in 2024. This improvement reflects the positive impact of the refinancing measures implemented in recent years to optimize the Group’s capital structure, extend maturities and reduce the overall cost of debt. In particular, the improvement was driven by the replacement of debt maturing in 2024 and 2025 with new long-term senior secured bonds maturing in 2030, together with prepayments of term loans and the reduced utilization of our revolving credit facilities.

Income tax expense

In 2025, we had a profit before income tax of €615 million and income tax expense of €115 million, which represents a tax rate of 18.7%. Our effective tax rate decreased from 52.1% in 2024 to 18.7% in 2025, primarily due to the €32 million in extraordinary taxes incurred in 2024 due to the Shanghai RAAS sale no longer being applicable, as well as the regularization of the tax rate in Germany contributed an impact of €51 million to this more favorable tax landscape. The company continues to maintain adequate provisions to cover Uncertain Tax Positions (UTPs) as described in the consolidated financial statements. See Note 28(a), (b) and (q) to our audited consolidated financial statements included in this annual report on Form 20-F.

Year ended December 31, 2024, as compared to the year ended December 31, 2023:

	Year Ended December 31,		Change
Consolidated Statement of Profit and Loss Data	2024	2023(1)	€	%

	(in millions of euros, except for percentages)
Continuing Operations
Net revenue	7,212	6,592	620	9.4%
Cost of sales	(4,418)	(4,109)	(309)	7.5%
Gross margin	2,794	2,483	311	12.5%
Research and development	(384)	(395)	11	(2.8)%
Selling, general and administration expenses	(1,255)	(1,373)	118	(8.6)%
Operating expenses	(1,639)	(1,768)	129	(7.3)%
Other Income	—	3	(3)	(100)%
Profit/(loss) of equity accounted investees with similar activity to that of the Group	37	64	(27)	(42.2)%
Operating result	1,192	782	410	52.4%
Finance income	44	62	(18)	(29.0)%
Finance costs	(714)	(597)	(117)	19.6%
Dividends	2	—	2	—
Financial costs of sale of trade receivables	(31)	(25)	(6)	24.0%
Change in fair value of financial instruments	20	1	19	1,900.0%
Impairment of financial assets	(9)	—	(9)	—
Exchange differences	(60)	(16)	(44)	275.0%
Finance result	(748)	(575)	(173)	30.1%
Profit/(loss) of equity accounted investees	—	(1)	1	(100.0)%
Profit before income tax	444	206	238	115.5%
Income tax expense	(231)	(43)	(188)	437.2%
Consolidated net profit	213	163	50	30.7%
(1)

See “Factors Affecting Our Financial Condition and Results of Operations—Changes in accounting criteria and correction” above and see Notes 2(d) and 10 to our consolidated financial statements as of and for the year ended December 31, 2025, included in this annual report on Form 20-F.

Net Revenue

Net revenue is calculated by subtracting certain chargebacks, cash discounts, volume rebates, Medicare and Medicaid discounts and other discounts from our gross revenue, which is mainly generated by the sale of goods. See Note 24 to our audited consolidated financial statements included in this annual report on Form 20-F.

Our business units reported what was then a record performance in 2024 in terms of total consolidated net revenue. Our net revenue increased by 9.4% (10.3% at constant currency), or €620 million, in 2024, reaching €7.2 billion compared to €6.6 billion in 2023. Positive market dynamics, including strong demand for our key proteins, in conjunction with the recovery of our plasma collection volumes were critical to these results, with the increase in total net revenue being largely due to the performance of our Biopharma business unit, as explained below.

The following table reflects a summary of net revenue by each of our business units for 2024, as compared to 2023:

	Year ended		Year ended
	December 31,	% of total	December 31,	% of total
Summary of Net Revenue by business unit	2024	net revenue	2023	net revenue	% var	% var CC(1)

	(in millions of euros, except for percentages)
Biopharma	6,143	85.2%	5,558	84.3%	10.5%	11.3%
Diagnostic	645	8.9%	670	10.2%	(3.8)%	2.1%
Bio Supplies	216	3.0%	160	2.4%	34.8%	35.3%
Others	208	2.9%	204	3.1%	2.8%	3.5%
Total	7,212	100.0%	6,592	100.0%	9.4%	10.3%
(1)

Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”

Biopharma. Net revenue for the Biopharma business unit increased by 10.5% (11.3% at constant currency) from €5.6 billion in 2023 to €6.1 billion in 2024. This increase was mainly due to solid performance of key proteins driven by strong global underlying demand, lower cost per liter of plasma collected, strong results from sales outside the United States and Canada and a favorable volumes and product mix. In 2024, there was an increase in sales of immunoglobulins (one of our main proteins representing approximately 60% of the Biopharma business units’ revenue), the net revenue of which grew by 14.5% (15.3% at constant currency) fueled by strong demand for intravenous immunoglobulin (IVIG) and subcutaneous immunoglobulin (SCIG) Xembify, with SCIG reporting an increase of 15.3% (55.5% at constant currency).

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

Diagnostic. The Diagnostic business unit decreased by 3.8% (a 2.1% decrease at constant currency) from €670 million in 2023 to €645 million in 2024. The performance of this business unit was driven primarily by our established strong market position in the Blood Typing Solutions (BTS) and Molecular Donor Screening (MDS) businesses. This growth was supported by broad geographic demand across all relevant markets and increased blood and plasma donations.

Net revenue from sales of our BTS increased by 11.5% (a 14.2% increase at constant currency) while the MDS business net revenue decreased by 5.3% (a 3.9% decrease at constant currency). These results were driven by our broad geographic demand across all relevant markets and increased blood and plasma donations.

Bio Supplies. Net revenue from Bio Supplies increased by 34.8% (35.3% at constant currency), from €160 million in 2023 to €216 million in 2024, mainly due to strong sales of bio supplies commercial products to third-party biopharma companies and the integration of access biologicals, expanding market reach and customer base.

Others. Net revenue from Others increased by 2.8% (3.5% at constant currency) from €204 million in 2023 to €208 million in 2024. This increase was due to the expansion of our Healthcare Solutions business line, driven by the demand of hospital solutions for parenteral nutrition and compounding pharmacy services.

The following table reflects a summary of net revenue by each of our geographic regions for 2024 as compared to 2023:

	Year ended		Year ended
	December 31,	% of total net	December 31,	% of total
Summary of Net Revenue by Region	2024	revenue	2023	net revenue	% var	% var CC(1)

	(in millions of euros, except for percentages)
European Union(2)	1,499	20.8%	1,256	19.1%	19.3%	22.7%
United States and Canada	4,087	56.7%	3,899	59.1%	4.8%	5.6%
Rest of the World	1,626	22.5%	1,437	21.8%	13.2%	10.2%
Total	7,212	100.0%	6,592	100.0%	9.4%	10.3%
(1)	Net revenue variance in constant currency is determined by comparing adjusted current period net revenue, calculated using prior period monthly average exchange rates, to the prior period net revenue. See “Presentation of Financial and Other Information—Constant Currency.”
(2)	Net revenue earned in the European Union includes net revenue earned in Spain.

Net revenue in the United States and Canada increased by 4.8% (5.6% at constant currency) from €3.9 billion in 2023 to €4.1 billion in 2024. This 4.8% increase was mainly due to the continued underlying demand in the U.S. market. Meanwhile, net revenue in the European Union increased by 19.3% (19.4% at constant currency) from €1.3 billion in 2023 to €1.5 billion in 2024, mainly due to relevant launches of new IG franchise products in several core European countries. Net revenue in the Rest of the World increased by 13.2% (15.1% at constant currency) from €1.4 billion in 2023 to €1.6 billion in 2024, mainly due to volume growth and geographic diversification globally.

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

Research and development

Research and development spending decreased by 2.8%, from €395 million in 2023 to €384 million in 2024. This slight reduction in spending was due to a more efficient and disciplined approach to our research and development projects and pipeline, signaling a shift toward fewer, higher-priority, and strategic projects. See Item 4 of this Part I, “Information on the Company—B. Business Overview—Research and Development” for additional details.

Selling, general and administration expenses

Selling, general and administration expenses decreased by 8.6% from €1.4 billion in 2023 to €1.3 billion in 2024. This decrease was due to a 77.4% reduction, from €159 million in 2023 to €36 million in 2024, in the non-recurring reorganization costs composed mainly of severance payments and consultant fees associated with our Operational Improvement Plan.

Finance result

Finance result in 2024 represented a loss of €748 million in 2024, compared to a loss of €574 million in 2023. The increase mainly results from higher interest expenses on new senior secured bonds issued in 2024 (7.5% for the April 2024 Notes and 7.125% for the December 2024 Notes) compared to the bonds redeemed in 2024 (3.2% for the 2017 Notes and 1.625% for series of 2019 Notes). In addition, finance costs from other financial liabilities included expenses related to the Biomat Transactions, pursuant to which the GIC Investor redeemed another class B share of Biomat Newco, and capitalized interest rates increased to a range of 6.88%–7.38% compared to 6.03%–6.79% in the prior year.

Income tax expense

In 2024, we had a profit before income tax of €444 million and income tax expense of €231 million, which represents a tax rate of 52.1%. Our effective tax rate increased from 19.3% in 2023 to 52.1% in 2024,  primarily due to extraordinary taxes incurred in relation to the Shanghai RAAS transaction for an amount of €32 million and to an increase in the uncertain tax provision in Spain, from €77 million in 2023 to €137 million in 2024, resulting from assessments by the Spanish tax authority in respect of differing interpretations of transfer pricing.

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

B.	Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of costs and expenses relating to:

●	the operation of our business (see “—Operating Results,” “—Liquidity and Capital Resources—Net Cash from Operating Activities” and “—Working Capital” for a description and quantification of costs and expenses relating to our operations);
●	capital expenditures for existing and new operations (see “—Capital Expenditures” for a description and quantification of our capital expenditures, including capital expenditures on other intangible assets and rights of use additions, incurred in each of the years ended December 31, 2025, 2024 and 2023;
●	the purchase price of acquisitions (see “—Recent Developments” and “—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions” for a description of our most recent acquisitions); and
●	debt service requirements relating to our existing and future debt (see “—Sources of Credit” for a description and quantification of our principal indebtedness).

Historically, we have financed our liquidity and capital requirements through internally generated cash flows and debt financings. As of December 31, 2025, our cash and cash equivalents totaled €825 million. In addition, as of December 31, 2025, we had a liquidity position of €1.7 billion, including €853 million in unused credit facilities available under our debt agreements that included €798 million available as Revolving Loans under our First Lien Credit Facilities.

In 2025, our cash generation was driven by a solid improvement in operating cash flow, supported by profit growth and active working capital management. The year’s performance reflects the consolidation of operational improvements implemented in previous periods and sustained discipline in capital allocation. We expect our cash flows from operations combined with our cash balances and availability under the revolving loans from the New Credit Facilities to provide sufficient liquidity to fund our current obligations (primarily debt service and acquisition payments as described above), projected working capital requirements and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in Ireland, Spain and the United States, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Our capital expenditures consist primarily of expanding and enhancing our production facilities, replacing fully depreciated items and promoting efficiency of our operations. In addition, we allocate cumulative industrial capital investments to expand the manufacturing capacities of the Biopharma business unit, as well as investments in the Diagnostic and Bio Supplies business units, with the goal of improving the structure of our plasma collection centers in the United States and expanding our manufacturing facilities. We are also expanding and relocating plasma donation centers and improving infrastructures related to raw materials classification, preparation and storage facilities, logistics centers and analysis laboratories. In 2025, we maintained disciplined management of our capital investments following the intense investment cycle of recent years, prioritizing efficiency and the consolidation of existing production capacity. See “—Capital Expenditures” below.

We remain committed to deleveraging in the medium term and maintaining elevated and adequate levels of liquidity through (i) internally generated cash flows, and (ii) a substantial decrease in dividend payments in the medium term. In furtherance of this commitment, in the past few years we have continually strengthened our financial structure and market confidence through active and disciplined debt management. This proactive debt management enabled us to extend maturities, strengthen liquidity, and shape a debt profile with no significant maturities before 2027.

Among other measures, in 2024 we sold a 20% equity stake in Shanghai RAAS in exchange for approximately $1.8 billion, and used the proceeds of the sale to fully redeem the 2017 Notes. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Recent Dispositions—Shanghai RAAS.” In addition, in November 2025, we conducted a consent solicitation process whereby we obtained the support of approximately 95% of holders of our April 2024 Notes to approve an amendment to the indenture for such notes which enhances our financial flexibility and facilitates more efficient management of our capital structure, in line with our refinancing plans communicated to the market. See “—A. Operating Results—Subsequent Events—Refinancing Plans” above and “—Sources of Credit—The April 2024 Notes” below.

Our principal existing contractual obligations as of December 31, 2025 are comprised of financial debt obligations, with principal and interest amortization for short- and long-term debt including, among other things, capitalized lease obligations and bilateral credit facilities bearing interest at market rate (see “—Sources of Credit” below and Notes 23 and 30 to our audited consolidated financial statements included in this annual report on Form 20-F for further discussion regarding our debt obligations and related interest rate agreements outstanding at December 31, 2025). We have contractual obligations involving future payments for licenses and royalties based generally on volume of sales.

Historical Cash Flows

The table below presents our net cash from operating, investing and financing activities for each of the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023(1)

	(in millions of euros)
Net cash from (used in) operating activities	1,047	902	217
Net cash (used in) investing activities	(579)	886	(394)
Net cash from/(used in) financing activities	(529)	(1,359)	172
(1)

See “Factors Affecting Our Financial Condition and Results of Operations—Changes in accounting criteria and correction” above and see Notes 2(d) and 10 to our consolidated financial statements as of and for the year ended December 31, 2025, included in this annual report on Form 20-F.

Net Cash from Operating Activities

In the year ended December 31, 2025, our net cash inflow from operating activities was €1.0 billion, due largely to robust operating results supported by the solid performance of our business units and combined with efficient working capital management. Working capital represented a cash outflow of €35 million. The principal effects on working capital were as follows:

●	increase of €32 million in trade and other receivables, primarily due to higher revenues in 2025 which led to an increase in the corresponding receivable balances. The average collection period decreased to 31 days (compared to 35 days in 2024), demonstrating more efficient working capital management;
●	increase of €97 million in inventory levels as compared to December 31, 2024, due primarily to an increase of cost of sales related to inventory management. This increase of both inventory levels and cost of sales translated into an improvement in inventory turnover, which decreased to 258 days at December 31, 2025, compared with 294 days reported at December 31, 2024, reflecting optimized inventory levels in the context of growing activity; and
●	increase of €94 million in trade and other payables led by an increase in the cost of sales. The average payment period decreased from 61 days at December 31, 2024 to 57 days at December 31, 2025.

In the year ended December 31, 2024, our net cash inflow from operating activities was €902 million, due largely to stronger operating income, improved working capital management, particularly in inventory and trade receivables, and disciplined approach to operational expenses. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan” and Item 4 of this Part I, “B. Business Overview—Raw Materials.” Working capital represented a loss of €13 million. The principal effects on working capital were as follows:

●	increase of €42 million in trade and other receivables, primarily due to the high revenue growth rate of 11.7% in the fourth quarter of the year, driven by a significant 17.9% increase in immunoglobulins sales in the fourth quarter (15.3% increase in the full year). The average collection period remained stable at 35 days (36 days in 2023);
●	decrease of €26 million in inventory levels as compared to December 31, 2023, due primarily to efficient inventory management, improvements in plasma collections and the positive results of the implementation of an individualized nomogram technology in 60% of the plasma collection centers in the United States, enabling more precise control over volumes collected and resulting in reduced waste of raw material and refinements in the processes for plasma fractionation, leading to a higher amount of products extracted from each liter of plasma collected. Inventory turnover was 294 days at December 31, 2024, compared with 308 days reported at December 31, 2023; and
●	increase of €29 million in trade and other payables. The average payment period increased from 59 days at December 31, 2023 to 60 days at December 31, 2024.

In the year ended December 31, 2023, our net cash from operating activities was €217 million, due largely to improved operational performance, a reduction in cost per liter of plasma collected and a reduced cost base throughout our business fueled by our Operational Improvement Plan. See “—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Operational Improvement Plan” and Item 4 of this Part I, “B. Business Overview—Raw Materials.” Working capital represented a loss of €376 million. The principal effects on working capital were as follows:

●	increase of €69 million in trade and other receivables. The average collection period remained stable at 36 days (36 days in 2022);
●	increase of €411 million in inventory levels primarily due to increased plasma supply, partially offset by a lower cost per liter of plasma. Inventory turnover was 309 days at December 31, 2023, compared with 296 days reported at December 31, 2022; and
●	increase of €104 million in trade and other payables. The average payment period increased from 53 days at December 31, 2022 to 59 days at December 31, 2023.

Net Cash from/(Used) in Investing Activities

Net cash used in investing activities amounted to an outflow of €579 million in 2025, compared to a net cash inflow of €886 million in 2024, a year that included the extraordinary impact of the Shanghai RAAS divestment.

In 2025, we completed the acquisition of 14 plasma collection centers from ImmunoTek for an aggregate net amount, after discounting advance payments, of $141 million, of which $62 million was deferred until January 2, 2026. Except for this transaction, our main cash outflows corresponded to recurring capital expenditure investments, as well as investments in R&D and intangible assets. These included investments related to the plasma fractionation, immunoglobulin purification, and albumin production facilities in Montreal, Canada, as well as the development of the Egypt hub.

The change in 2024 was primarily due to the sale of a 20% equity stake in Shanghai RAAS, which significantly outweighed capital expenditures and other investing outflow, as well as overall lower spending on acquisitions and investments (See “—Factors Affecting Our Financial Condition and Results of Operations—Recent Dispositions—Shanghai RAAS”). Investments made in 2024 focused primarily on the acquisition of 14 plasma collection centers from ImmunoTek, for an aggregate amount of $266 million, and the acquisition of 100% of the shares of Haema Plasma Kft., for an amount of €35 million. See “—Factors Affecting Our Financial Condition and Results of Operations—Recent Acquisitions.”

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

Net Cash from/(Used in) Financing Activities

Net cash used in financing activities was €529 million in 2025, primarily due to the delisting of our German subsidiary Biotest, following an increase in our ownership stake to 80.8% of the share capital and 99.25% of the voting rights together with the redemption by the GIC Investor of one preferred share of Biomat Newco for €46 million, the repayment of €32 million of the EIB Term Loans and the payment of dividends in the total aggregate amount of €128 million. See “—Liquidity and Capital Resources—Sources of Credit—The Biomat Transactions” and Item 8 of this Part I, “A. Consolidated Statements and Other Financial Information—Dividend Payments.”

Net cash used in financing activities was €1.4 billion in 2024, primarily as a result of net debt repayments related to the redemptions of the €1.0 billion senior notes issued in 2017 and the series of the 2019 Notes that would have matured in February 2025.

Net cash inflow from financing activities was €172 million in 2023, primarily due to a drawdown of €360 million from our Revolving Credit Facility (see Note 19 to our audited consolidated financial statements included in this annual report on Form 20-F), partially offset primarily by lease payments of €106 million (see Note 8(b) to our audited consolidated financial statements included in this annual report on Form 20-F), the redemption by the GIC Investor of one preferred share of Biomat Newco for €48 million and the repayment of €32 million of the EIB Term Loans.

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

In 2025, we achieved notable improvements in working capital efficiency through enhanced inventory management, disciplined oversight of accounts payable and receivable, improved financial results and active optimization of operational cash flows, resulting in a reduction in net working capital consumption in relation to prior years. We expect that our liquidity position for the remainder of 2026 will be higher than our liquidity as of December 31, 2025, primarily due to the New Credit Facilities (entered into on April 14, 2026), which increased our access to revolving loans pursuant to a revolving credit facility of approximately $2.0 billion (as compared to the $938 million we had available pursuant to the Revolving Loans under our First Lien Credit Facilities). See Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit—New Credit Facilities.”

Inventory Aging

Inventory aging average decreased to 258 days at December 31, 2025, compared to 294 days at December 31, 2024, primarily reflecting an optimization of inventory levels in the context of growing activity. Inventory aging average in the Biopharma division decreased from 301 days in 2024 to 262 days in 2025 while inventory levels remained stable, as a result of a significant increase in sales.

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

In the fiscal years ended December 31, 2025, 2024 and 2023, we sold without recourse €1.6 billion, €3.6 billion and €2.9 billion, respectively, of receivables to third parties. We estimate the volume of net invoices we sold without recourse to financial institutions which, based on their due date, would not have been collected at December 31, 2025, to be €325 million (€312 million and €392 million at December 31, 2024 and 2023, respectively).

We also sell Eligible Receivables to financial institutions while retaining the risks and benefits inherent to the ownership thereof. These sales are considered as factoring with recourse and the amount of such assigned receivables remains on our balance sheet, while the amount advanced to us by the factors is recognized on our balance sheet as short-term debt. At December 31, 2025, similar to December 31, 2024, we had no amount recorded in our balance sheet as short-term debt in respect of factoring transactions with recourse, as compared to €17 million at December 31, 2023.

For the fiscal year ended December 31, 2025, the finance cost we recorded in our statement of profit and loss in respect of receivables sold totaled €14 million (€31 million and €25 million in the fiscal years ended December 31, 2024 and 2023, respectively). Our receivables had an aging average of 31 days at December 31, 2025, 35 days at December 31, 2024 and 36 days at December 31, 2023. See Notes 13 and 25 to our consolidated audited financial statements included in this annual report.

Capital Expenditures, Other Intangible Assets and Rights of Use

In 2025, we maintained disciplined management of our capital investments following the intense investment cycle of recent years. We continued optimizing our capital expenditure resource allocation, prioritizing efficiency and the consolidation of existing production capacity. In 2025, our capital expenditures totaled €265 million (€233 million in 2024). The following table presents our capital expenditures, other intangible assets and rights of use additions in the years ended December 31, 2025, 2024 and 2023, by business unit.

	Year Ended December 31,
	2025	2024	2023(1)

	(in millions of euros)
Biopharma	451	373	359
Diagnostic	62	55	29
Bio Supplies	2	2	9
Others	8	8	4
Unallocated	65	40	49
Total	588	478	450
(1)

See “Factors Affecting Our Financial Condition and Results of Operations—Changes in accounting criteria and correction” above and see Notes 2(d) and 10 to our consolidated financial statements as of and for the year ended December 31, 2025, included in this annual report on Form 20-F.

January 2023 through December 2025

Facilities. The most important capital projects relating to the expansion and improvement of our manufacturing facilities during 2025, 2024 and 2023 were:

Parets site (Barcelona, Spain):

●	Investments of €4 million in 2025 for the construction of a new plasma fractionation plant (see Item 4 of this Part I, “Information on the Company—D. Property, Plant and Equipment”);
●	Investments of €0.4 million in 2025, €0.2 million in 2024 and €0.1 million in 2023 to increase purification capacity of fibrin sealant and topic thrombin;
●	Investments of €1.2 million in 2025, €1 million in 2024 and €0.7 million in 2023 to increase the production of intravenous solutions bags; and
●	Investments of €3 million in 2023 to build a new manufacturing line for a contract manufacturing product.

Clayton site (North Carolina, United States):

●	Investments of €2 million in 2025, €0.7 million in 2024 and €11 million in 2023 for the construction of a new immunoglobulins purification and filling plant;
●	Investments of €11 million in 2025 to renew building utilities to support future fibrinogen production;
●	Investments of €8 million in 2025 and €3 million in 2024 to expand packaging incubators;
●	Expansion of Grifols’ current waste water pretreatment plant in Clayton to meet Town of Clayton permit limits, with investments of €4 million in 2023;
●	Investments of €5 million in 2025 and €2 million in 2024 to install a new Xembify syringe filler; and

●	Investments of €22 million in 2025 and €5 million in 2024 to expand the fibrinogen production capacity.

Los Angeles (California, United States):

●	Investments of €4 million in 2025, €2 million in 2024 and €0.7 million in 2023 to increase Gamunex, purified and water for injection (WFI) production;
●	Investments of €0.3 million in 2025, €0.2 million in 2024 and €0.8 million in 2023 in new quality and risk management systems;
●	Investments of €0.1 million in 2024 and €3 million in 2023 to build a new warehouse for Gamunex incubators; and
●	Investments of €4 million in 2025 and €0.4 million in 2024 to increase Gamunex capacity expansion.

Dublin (Ireland):

●	Investments of €0.4 million in 2025, €0.7 million in 2024 and €0.8 million in 2023 to build a new headquarters, global operations and logistics center to serve as part of the new global operations center of the Biopharma business;
●	Investment of €26 million in 2025, €20 million in 2024 and €21 million in 2023 in a new albumin purification and filling plant for bags; and
●	Investments of €0.9 million in 2025, €3 million in 2024 and €3 million in 2023 for a new end-to-end supply chain system.

Quebec (Canada):

●	Investments of €58 million in 2025, €75 million in 2024 and €45 million in 2023 to remodel Canada facility for fractionation increase, albumin manufacturing and Gamunex addition.

San Diego (California, United States):

●	Investments of €0.2 million in 2024 and €0.2 million in 2023 to expand manufacturing capacity for our NAT Diagnostic business, including quality control, research and development labs and an R&D pilot plant; and
●	investments of €3 million in 2025, €6 million in 2024 and €5 million in 2023 to build a new immunohematology manufacturing facility in building 10895.

Other Investments. Other relevant capital projects relating to the expansion and improvement of our manufacturing facilities during 2025, 2024 and 2023 were:

●	Investments in serialization to enhance manufacturing and packaging identification of €0.1 million in 2025, €0.1 million in 2024 and €0.5 million in 2023;
●	Investments in new donor centers and donor center expansions in the United States of €4 million in 2025, €5 million in 2024 and €5 million in 2023;
●	Investments of €0.5 million in 2025, €0.1 million in 2024 and €0.4 million in 2023 to expand our overall lab testing capacity;
●	Investments in a new data center building in Los Angeles to support all IT services and to address current risks with the existing data center €0.1 million in 2024 and €0.2 million in 2023;

●	Investments in updating manufacturing facilities to EMA regulation related to the manufacturing of sterile medicinal products of €2 million in 2025, €2 million in 2024 and €2 million in 2023;
●	Investments to increase our IVIG purification capacity of €5 million, €2 million in 2024 and €1 million in 2023; and
●	Investment of €7 million in 2025, €4 million in 2024 and €5 million in 2023 related with IT projects for plasma collection centers.

January 2025 through December 2026

In 2024, we completed a €1.9 billion investment plan initiated in 2018 that involved, among other investments, cumulative industrial capital investments to expand the manufacturing capacities of the Biopharma business unit, as well as investments in the Diagnostic business unit. In 2025, we maintained disciplined management of our capital investments following the intense investment cycle. We will continue focusing on optimizing our capital expenditure resource allocation, prioritizing efficiency and the consolidation of existing production capacity.

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

The main capital expenditure projects advanced in 2025 and planned for 2026 and onwards relating to the improvement of our manufacturing facilities are:

●	Parets: construction of a new plasma fractionation plant to enable us to double our fractionation capacity in Europe (see Item 4 of this Part I, “Information on the Company—D. Property, Plant and Equipment”);
●	Montreal: continue upgrading facilities for plasma fractionation and purification. In 2025, we completed the first phase of the project with the commissioning of an albumin purification and filling plant. Phases II and III, currently under development, include the addition of a plasma-fractionation plant and a second intravenous immunoglobulin (IVIG) purification and filling facility;
●	Clayton: continue the investment to upgrade the waste treatment plant, investment in the initial Phase II of the purification and filling facility and expansion of the IV Fibrinogen capacity;
●	San Diego: rebuilding of a laboratory, offices and warehouse, and continue the expansion of the blood testing and immunohematology systems;
●	Dreieich: investments in several sectors to be made by Biotest, as well as in plasma collection centers;
●	Murcia: investment to expand parenteral solutions capacity by adding a new line.

In addition, Grifols Egypt, our joint venture with NSPO, is building a new industrial facility phased as follows:

●	Phase 1: Plasma warehouse, plasma testing laboratory, finished product and raw material warehouse.
●	Phase 2: Plasma fractionation plant, including Utilities building and Water Plant.

Grifols Egypt’s project is one of our most significant strategic initiatives in international expansion and health-sovereignty development. Through Grifols Egypt, the Egypt hub achieved self-sufficiency in immunoglobulins, albumin, and coagulation factors in 2025, becoming the sixth country in the world to reach this level of autonomy in plasma-derived medicines.

Grifols Egypt currently has 16 plasma-donation centers in Egypt (with 13 already operating), with plans to expand to 20 in 2026, and has a state-of-the-art testing laboratory and an integrated logistics center. It is also progressing on the first development phase of its manufacturing plant, which will begin operations in 2026. In 2025, the European Medicines Agency (EMA) certified Grifols Egypt’s entire value chain, validating the integrated end-to-end model. Since the project’s inception, more than one million vials produced from Egyptian plasma have been delivered to public hospitals and health centers, and over 100,000 free medical check-ups have been provided to donors. From a corporate perspective, the Egypt project represents a replicable public-private partnership model that integrates health sovereignty, industrial development, and international projection.

Sources of Credit

New Credit Facilities

On April 14, 2026, we entered into a Credit Agreement (the “New Credit Facilities”) with a syndicate led by Bank of America Europe Designated Activity Company, Bank of America, N.A., J.P. Morgan Securities PLC, Banco Santander, S.A., DNB Bank ASA, Sweden Branch, Citibank, N.A., London Branch, Commerzbank Aktiengesellschaft, Deutsche Bank Aktiengesellschaft, Goldman Sachs Bank Europe SE, HSBC Continental Europe, Landesbank Hessen-Thüringen Girozentrale, UBS AG London Branch, ING Bank N.V., Sucursal en España and Nomura Securities International, Inc. as the lead arrangers (the “Lead Arrangers”), which consist of the “Term Loans” and the “Revolving Loans.” Bank of America, N.A. serves as Administrative Agent. The initial Term Loans (consisting of a Dollar Tranche B Term Loan and a Euro Tranche B Term Loan) were fully drawn down on April 14, 2026. Both the Dollar Tranche B Term Loan (in original principal amount equal to $2,000,000,000) and the Euro Tranche B Term Loan (in original principal amount equal to €1,250,000,000) mature on April 14, 2033 (seven years from April 14, 2026). The Dollar Tranche B Term Loan has a repayment schedule with quarterly amortization payments on the last business day of each March, June, September and December, starting with the first full fiscal quarter ending after April 14, 2026, equal to 0.25% of the aggregate principal amount of the initial Dollar Tranche B Term Loan, with the remainder payable at maturity. The Euro Tranche B Term Loan is not subject to scheduled amortization prior to the applicable maturity date.

The Revolving Loans provide for aggregate commitments of $2,065,000,000, and are available during the period commencing from April 14, 2026, and ending on (i) October 14, 2032 or (ii) if a springing maturity condition applies, the date that is 91 days prior to the maturity date of the earliest maturing Material Indebtedness (as defined in the New Credit Facilities) that has not been extended, replaced, refinanced or repaid with indebtedness maturing no earlier than 91 days after October 14, 2032.

We are using the proceeds from the initial Term Loans (i) to repay in full and terminate the First Lien Credit Facilities, (ii) to redeem and discharge the remaining outstanding amount of the 2019 Notes, (iii) to pay related fees, premiums and expenses and (iv) for general corporate purposes.

The borrowers under the New Credit Facilities are Grifols International Services USA Inc., a Delaware corporation and wholly owned indirect subsidiary of Grifols (the “U.S. Borrower”) and Grifols International Services Designated Activity Company, a designated activity company validly incorporated and existing under the laws of Ireland and a wholly owned direct subsidiary of Grifols (the “Irish Borrower” and together with the U.S. Borrower, each a “Borrower” and collectively, the “Borrowers”). The borrower under the Euro-denominated Tranche B facility is the Irish Borrower, and the borrower under the Dollar-denominated Tranche B facility is the U.S. Borrower. Both Borrowers are borrowers under the revolving credit facility. The New Credit Facilities are governed by New York law; however, certain collateral documents are governed under the local law of other jurisdictions.

The interest rates on the Revolving Loans are (a) until delivery of the financial statements for the first full fiscal quarter ending after April 14, 2026, the Adjusted Term SOFR Rate (if denominated in Dollars), the EURIBOR Rate (if denominated in Euros), the SONIA Rate (if denominated in Sterling) or the Adjusted Term CORRA Rate (if denominated in Canadian Dollars), plus 2.00%, and (b) thereafter, subject to a pricing grid based on consolidated total net leverage ratio, with applicable margins for benchmark rate loans (Term SOFR Rate, EURIBOR Rate, SONIA Rate or Term CORRA Rate) ranging from 1.25% to 2.00% and margins for base rate loans ranging from 0.25% to 1.00%.

The interest rates on the Dollar Tranche B Term Loan are, (a)  until delivery of the financial statements for the first full fiscal quarter ending after April 14, 2026, either (i) the Adjusted Term SOFR Rate plus 2.50% or (ii) the base rate plus 1.50%, and (b) thereafter, the applicable margin is subject to a pricing grid based on consolidated total net leverage ratio with applicable margins for Term SOFR Rate Loans ranging from 2.25% to 2.50% and for base rate loans ranging from 1.25% to 1.50%.

The interest rate on the Euro Tranche B Term Loan is (a) until delivery of the financial statements for the first full fiscal quarter ending after April 14, 2026, EURIBOR Rate plus 3.00%, and (b) thereafter, the applicable margin is subject to a pricing grid based on consolidated total net leverage ratio with applicable margins ranging from 2.50% to 3.00%.

Borrowings under the New Credit Facilities are subject to mandatory prepayment upon the occurrence of certain events, including the incurrence of certain debt and the sale or other disposition of certain assets. In addition, a portion of the borrowings under the New Credit Facilities are subject to mandatory prepayment in the event we have excess cash flow, as defined therein. Both the Term Loans and the Revolving Loans are guaranteed by Grifols (solely in respect of the obligations of the Borrowers) and certain subsidiaries of Grifols that together with Grifols represented, as of December 31, 2025, in aggregate, at least 60.0% of the earnings before interest, tax, depreciation and amortization of Grifols and its subsidiaries (calculated in accordance with the formula set forth in the New Credit Facilities, the “Guarantor Coverage Test”), and are secured by a perfected first priority security interest (subject to permitted liens, as described in the First Lien Credit Facilities) in substantially all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of GWWO and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). As of the date of this Annual Report on Form 20-F, the New Credit Facilities are guaranteed by our subsidiaries GWWO, Grifols Worldwide Operations USA, Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols, S.A., Grifols International, S.A., Grifols USA, LLC, and Grifols Biotest Holdings GmbH and the Borrowers.

The New Credit Facilities include customary affirmative and negative covenants and events of default. Negative covenants include, among other limitations, limitations on additional debt, liens, asset sales and affiliate transactions. The New Credit Facilities also contain a financial maintenance covenant requiring that the consolidated total net leverage ratio not exceed 7.00:1.00, tested at the end of each fiscal quarter, commencing with the first full fiscal quarter after April 14, 2026. Events of default include, among other events, violation of covenants, material breaches of representations, cross default to other material debt, bankruptcy and insolvency, material judgments and change of control.

The terms of the New Credit Facilities contain limitations on our ability to make restricted payments, including paying ordinary dividends, including (a) for so long as no Event of Default has occurred and is continuing or would result therefrom, in an amount per annum not to exceed (A) if the Consolidated Total Net Leverage Ratio (as defined in the New Credit Facilities) does not exceed 4.00:1.00, 6.00% of Market Capitalization (as defined in the New Credit Facilities), or (B) if the Consolidated Total Net Leverage Ratio is greater than 4.00:1.00, 4.00% of Market Capitalization, which dividends may be paid in installments during the applicable fiscal year and the subsequent fiscal year in a manner consistent with past practice, or (b) for so long as no Event of Default has occurred and is continuing or would result therefrom and the Consolidated Total Net Leverage Ratio on a pro forma basis would be less than or equal to 3.75:1.00. We may make regularly scheduled payments of interest in respect of the 2021 Notes to the extent required by the terms of the documentation governing such notes.

European Investment Bank Term Loans

On October 28, 2015, GWWO entered into a loan agreement with the European Investment Bank for a term loan of €100 million under the European Fund for Strategic Investments (the “2015 EIB Term Loan”), which was amended on December 5, 2017, April 15, 2019, and on November 15, 2019. The financial terms of the loan agreement included a fixed interest rate of 2.40% for a tenor of 10 years from October 28, 2015, and a repayment schedule with amortization in years three through ten. The proceeds of this loan were used to support our research and development, primarily focusing on the search for new indications for plasmatic proteins, including the treatment of Alzheimer’s disease, vascular disease, cardiovascular surgery and arterial thrombosis, amongst others. The 2015 EIB Term Loan was repaid in full at maturity (October 2025).

On December 5, 2017, we obtained a new long-term loan with the European Investment Bank totaling €85 million (the “2017 EIB Term Loan”), which was amended on April 15, 2019 and on November 15, 2019. The financial terms of the loan included a fixed interest rate of 2.019% for a tenor of ten years and a two-year grace period before any payment of principal becomes due and payable. The proceeds of this loan were used for research and development initiatives, notably the discovery and development of new products (plasma proteins), the finding of new therapeutic indications for existing plasma proteins and the improvement of manufacturing processes to increase yields, safety and efficiency.

On September 7, 2018, we obtained a new long-term loan with the European Investment Bank totaling €85 million (the “2018 EIB Term Loan” and, together with the 2015 EIB Term Loan and the 2017 EIB Term Loan, the “EIB Term Loans”), which was amended on April 15, 2019 and on November 15, 2019. The financial terms of the loan agreement included a fixed interest rate of 2.145% for a tenor of 10 years and a two-year grace period before any payment of principal becomes due and payable. The proceeds of this loan were used for research and development initiatives, notably the discovery of new therapeutic indications for plasma-derived protein therapies.

The EIB Term Loans were guaranteed by the same entities that guaranteed the First Lien Credit Facilities described below and were secured by a perfected first priority security interest (subject to permitted liens, as defined in the documentation governing the EIB Term Loans) on the same collateral securing the First Lien Credit Facilities, the 2019 Notes, the April 2024 Notes and the December 2024 Notes, each as described below (noting that the blood plasma inventory of GWWO located in Spain was not charged to secure the 2019 Notes, the April 2024 Notes or the December 2024 Notes), subject to a customary pari passu intercreditor agreement entered into by and among Grifols, GWWO, certain subsidiaries of Grifols party thereto, the European Investment Bank, Bank of America, N.A., as collateral agent under the First Lien Credit Facilities, and The Bank of New York Mellon, London branch, as collateral agent under the 2019 Notes, the April 2024 Notes and the December 2024 Notes.

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

As of December 31, 2025, we had €53 million in aggregate principal amount outstanding of EIB Term Loans. See Notes 23 and 30 to our consolidated audited financial statements included in this annual report. On March 16, 2026, we prepaid in full the outstanding amounts owed under the 2017 EIB Term Loan and the 2018 EIB Term Loan, resulting in the termination of the EIB Term Loans. We are currently negotiating with the EIB the execution of the corresponding documentation for the cancellation of the security interest and guarantees granted in favor of the EIB to secure/guarantee the EIB Term Loans.

First Lien Credit Facilities

On November 15, 2019, we entered into a Credit and Guaranty Agreement (the “First Lien Credit Facilities”) with a syndicate led by Bank of America Europe Designated Activity Company (formerly known as Bank of America Merrill Lynch International Limited Designated Activity Company), Bank of America, N.A., BNP Paribas S.A., Sucursal en España, HSBC France, Banco Bilbao Vizcaya Argentaria S.A., and JP Morgan Securities PLC, as the arrangers, which consist of the “Term Loans” and the “Revolving Loans.” The initial Term Loans (consisting of a Dollar Tranche B Term Loan and a Euro Tranche B Term Loan) were fully drawn down on November 15, 2019. Both the Dollar Tranche B Term Loan (in original principal amount equal to $2,500,000,000) and the Euro Tranche B Term Loan (in original principal amount equal to €1,360,000,000) would have matured in eight years from November 15, 2019 and had a repayment schedule with quarterly amortization starting on the last business day of the fiscal quarter ending on March 31, 2020, equal to 0.25% of the aggregate principal amount of the initial Dollar Tranche B Term Loan (or Euro Tranche B Term Loan, as the case may be) outstanding on November 15, 2019, with the remainder payable at maturity.

The Revolving Loans, which initially provided for a commitment of $500 million, were available during the period commencing from November 15, 2019 and ending on November 15, 2025. On May 7, 2020, we upsized the Revolving Loans, increasing the lender commitments thereunder from $500 million to $1.0 billion, with the existing and new revolving lenders. The terms and conditions of the upsized facility are similar to those entered into on November 15, 2019. As part of the upsize, the applicable margin for Revolving Loans was increased from 0.50% to 1.50% in the case of Base Rate Loans and from 1.50% to 2.50% in the case of Eurocurrency Rate Loans. Additionally, the commitment fee payable in respect of the unused Revolving Commitments was increased from 0.50% to 0.875%.

On December 11, 2024, we executed a new upsize to the Revolving Loans whereby we (i) extended the Revolving Commitments of $585 million by 18 months, until May 2027 (the remaining $415 million still matured, and were automatically cancelled, in November 2025) (the “RCF Extension to 2027”); and (ii) increased the Revolving Commitments by an additional $278 million with the existing and new revolving lenders (increasing the total amount of Revolving Commitments under the First Lien Credit Facilities to $1.3 billion). As part of the upsize, as of December 20, 2024 the applicable margin for Revolving Loans granted by the Lenders who agreed to the RCF Extension to 2027 increased from 1.50% to 2.00% per annum, in the case of Base Rate Loans, and from, 2.50% to 3.00% per annum, in the case of Eurocurrency Rate Loans and from 2.50% to 3.00% per annum, in the case of Term SOFR Loans.

On February 21, 2025, we executed a new upsize to the Revolving Loans whereby existing and new revolving lenders agreed to further increase their commitments under the Revolving Commitments by $74 million, resulting in a total revolving commitment facility of $1.3 billion, of which $415 million matured in November 2025, with the current effective amount of Revolving Commitments being $938 million and maturing in May 2027). The purpose of each of the upsizes was to reinforce our liquidity position.

The borrower under the revolving facility was GWWO, an Irish entity and our wholly owned direct subsidiary. The borrower under the Euro denominated tranche B facility was Grifols. The borrower under the Dollar-denominated tranche B facility was Grifols Worldwide Operations USA, Inc. (“Grifols Worldwide Operations USA”), a Delaware corporation and a direct wholly owned subsidiary of GWWO. The First Lien Credit Facilities were governed by New York law; however, certain collateral documents were governed under the local law of other jurisdictions.

The interest rates on the Revolving Loans were either (a) the base rate (i.e., the greatest among (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the Term Secured Overnight Funding Rate (“Term SOFR”), with a one-month interest period, plus 1.00%) plus 1.50% or (b) Term SOFR (if denominated in dollars) or EURIBOR (if denominated in Euros) plus 2.50%. The interest rate on the Dollar Tranche B Term Loan was either (a) the base rate plus 1.00% or (b) Term SOFR plus 2.00%. The interest rate on the Euro Tranche B Term Loan was EURIBOR plus 2.25%.

Both the Term Loans and the Revolving Loans were guaranteed by Grifols (solely in respect of the obligations of Grifols Worldwide Operations USA and GWWO) and certain subsidiaries of Grifols that together with Grifols represented, as of December 31, 2025, in aggregate, at least 60.0% of the earnings before interest, tax, depreciation and amortization of Grifols and its subsidiaries (calculated in accordance with the formula set forth in the First Lien Credit Facilities, the “Guarantor Coverage Test”), and were secured by a perfected first priority security interest (subject to permitted liens, as described in the First Lien Credit Facilities) in all of the tangible and intangible assets of the U.S. credit parties and plasma inventory of GWWO and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations).

The First Lien Credit Facilities included customary affirmative and negative covenants and events of default. Negative covenants included, among other limitations, limitations on additional debt, liens, asset sales and affiliate transactions. Events of defaults included, among other events, violation of covenants, material breaches of representations, cross default to other material debt, bankruptcy and insolvency and material judgments.

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

On April 21, 2022 and April 25, 2022, we entered into Counterpart Agreements in connection with the First Lien Credit Facilities to add, respectively, Grifols Escrow Issuer, S.A.U. (the “Escrow Issuer”) (which has since been merged with and into the Company) and Biotest Holdings as guarantors thereunder. On September 28, 2022, we amended and restated the Counterpart Agreement entered into on April 25, 2022 by Biotest Holdings to amend and restate the provisions relating to the guaranty limitations for German guarantors to account for Biotest Holdings conversion from a stock corporation (Aktiengesellschaft) to a limited liability company (Gesellschaft mit beschränkter Haftung).

The First Lien Credit Facilities were amended on May 3, 2023, to provide for the replacement of LIBOR as a reference interest rate by SOFR.

On July 10, 2024, we used a part of the proceeds of the sale of 20% of the equity interests in Shanghai RAAS to prepay an amount of €391,878,662.41 of our Euro Tranche B Term Loans and $673,027,895.20 of our Dollar Tranche B Term Loans.

As of December 31, 2025, we had €860 million and $1.3 billion in aggregate principal amount outstanding of Term Loans, and no amounts outstanding under our Revolving Loans. See Notes 19 and 30 to our consolidated audited financial statements included in this annual report.

On April 14, 2026, we repaid all amounts outstanding under the First Lien Credit Facilities using the proceeds of the New Credit Facilities. See “—New Credit Facilities” above.

The 2019 Notes

On November 15, 2019, we issued €905 million senior secured notes that would have matured on February 15, 2025 and bore interest at 1.625% per annum (the “1.625% Notes”) and €770 million senior secured notes that would have matured on November 15, 2027 and bear interest at 2.250% per annum (the “2.250% Notes” and together with the 1.625% Notes, the “2019 Notes”).

The 2019 Notes were guaranteed on a senior secured basis by the wholly-owned subsidiaries of Grifols that were guarantors and co-borrowers under the First Lien Credit Facilities. Subject to permitted liens, all obligations under the 2019 Notes, and the guarantees of those obligations, were secured on a first-priority basis by the tangible and intangible assets of the domestic guarantors, the blood plasma inventory of GWWO (with the exception of blood plasma inventory located in Spain) and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The collateral that secured the 2019 Notes also secured the First Lien Credit Facilities, and the EIB Term Loans, and currently secures the New Credit Facilities, the April 2024 Notes and the December 2024 Notes, subject to the Intercreditor Agreement.

The indenture governing the 2019 Notes contained certain covenants limiting, subject to exceptions, carve-outs and qualifications, Grifols’ ability and its restricted subsidiaries’ ability to: (i) pay dividends or make certain other restricted payments or investments; (ii) incur additional indebtedness or provide guarantees of indebtedness and issue disqualified stock; (iii) create liens on assets; (iv) merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets; (v) enter into certain transactions with affiliates; (vi) create restrictions on dividends or other payments by our restricted subsidiaries; and (vii) create guarantees of indebtedness by restricted subsidiaries. The indenture also contains certain customary events of default.

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

As of December 31, 2025, the principal amount outstanding under the 2.250% Notes was €740 million. On April 14, 2026, we fully satisfied and discharged the outstanding principal amount of the 2.250% Notes using the proceeds of the New Credit Facilities, and expect the redemption of such Notes to be completed by the end of April 2026. See “—New Credit Facilities” above.

The 2021 Notes

On October 5, 2021, the Escrow Issuer, a newly formed wholly owned subsidiary of Grifols that did not hold or otherwise have any interest in any material assets, issued €1,400,000,000 senior notes that will mature on October 15, 2028 and bear interest at 3.875% per annum (the “Euro notes”) and $705,000,000 senior notes that will mature on October 15, 2028 and will bear interest at 4.750% per annum (the “Dollar notes” and together with the Euro notes, the “2021 Notes”). The 2021 Notes were issued to fund the acquisition of Biotest Holdings (and indirectly Biotest) and a voluntary tender offer for the shares in Biotest not owned by Biotest Holdings.

On the date of issuance of the 2021 Notes, the gross proceeds from the offering were deposited into segregated escrow accounts for the benefit of the holders of the 2021 Notes, to be released upon the fulfillment of the conditions precedent to the Biotest acquisition. Such conditions were fulfilled on April 21, 2022, and the funds were released to the Escrow Issuer Following the successful fulfilment of all conditions precedent therefor. Effective as of June 27, 2023, the Escrow Issuer was merged with and into the Company, the results of such merger being that the Company is the surviving entity, assuming (by operation of law) all assets and obligations of the Escrow Issuer, and the Escrow Issuer ceased to exist (the “Escrow Issuer Merger”).

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

On October 11, 2021 the 2021 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

On September 28, 2022, we entered into an indenture supplement amending the indenture governing the 2021 Notes to add Biotest Holdings as guarantor for the 2021 Notes. On July 21, 2023, we entered into an indenture supplement amending the indenture governing the 2021 Notes to acknowledge that the Escrow Issuer has been merged with and into the Company, and that the company became the issuer of the 2021 Notes, assuming all obligations previously held by the Escrow Issuer. On April 14, 2026, we entered into a supplemental indenture amending the indenture governing the 2021 Notes to add Grifols International Services Designated Activity Company and Grifols International Services USA Inc. as guarantors for the 2021 Notes.

A. The Dollar notes

The Dollar notes accrue interest at the rate of 4.750% per annum pay interest semi-annually in arrears on April 15 and October 15, commencing on April 15, 2022. We may redeem the Dollar notes, in whole or in part, at any time at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Dollar notes redeemed, to the applicable redemption date (subject to the right of holders of the Dollar notes on the relevant record date to receive interest due on the relevant interest payment date):

Fiscal Year	Percentage
Prior to October 15, 2026	101.188%
On or after October 15, 2026	100.000%

As of the date of this annual report, the principal amount outstanding under the Dollar Notes is $705 million.

B. The Euro notes.

The Euro notes accrue interest at the rate of 3.875% per annum pay interest semi-annually in arrears on April 15 and October 15, commencing on April 15, 2022. We may redeem the Euro notes, in whole or in part, at any time at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Euro notes redeemed, to the applicable redemption date (subject to the right of holders of the Euro notes on the relevant record date to receive interest due on the relevant interest payment date):

Fiscal Year	Percentage
Prior to October 15, 2026	100.969%
On or after October 15, 2026	100.000%

As of the date of this annual report, the principal amount outstanding under the Euro Notes is €1.3 billion.

The April 2024 Notes

On April 30, 2024, Grifols issued €1.0 billion senior secured notes that will mature on May 1, 2030 and bear interest at 7.500% per annum. On June 4, 2024, Grifols issued an additional €300 million of senior secured notes under the same indenture and the same series the notes issued on April 30, 2024 (collectively, the “April 2024 Notes”).

The April 2024 Notes are currently guaranteed on a senior secured basis by the wholly-owned subsidiaries of Grifols that were guarantors and co-borrowers under the First Lien Credit Facilities. Subject to permitted liens, all obligations under the April 2024 Notes, and the guarantees of those obligations, are secured on a first-priority basis by the tangible and intangible assets of the domestic guarantors, the blood plasma inventory of GWWO (with the exception of blood plasma inventory located in Spain) and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The collateral securing the April 2024 Notes also secures the December 2024 Notes and the New Credit Facilities, subject to the Intercreditor Agreement.

On April 14, 2026, we entered into a supplemental indenture amending the indenture governing the April 2024 Notes to add Grifols International Services Designated Activity Company and Grifols International Services USA Inc. as guarantors for the April 2024 Notes.

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

On July 11, 2024, the April 2024 Notes were listed on the Global Exchange Market of the Irish Stock Exchange.

In November 2025, we conducted a consent solicitation process whereby we obtained the support of approximately 95% of holders of our April 2024 Notes to approve an amendment to the indenture for such notes, which enhances our financial flexibility and facilitates more efficient management of our capital structure, in line with our previously announced refinancing plans. The relevant supplemental indenture was executed on November 13, 2025. See “—A. Operating Results—Subsequent Events—Refinancing Plans” above.

As of the date of this annual report, the principal amount outstanding under the April 2024 Notes is €1.3 billion. However, we have delivered to the holders of the April 2024 Notes a conditional notice of redemption to redeem, subject to certain conditions, €500 million in principal amount of the April 2024 Notes.

The December 2024 Notes

On December 19, 2024 Grifols issued €1.3 billion senior secured notes that will mature on May 1, 2030 and bears interest at 7.125% per annum (the “December 2024 Notes”).

The December 2024 Notes are currently guaranteed on a senior secured basis by the wholly-owned subsidiaries of Grifols that were guarantors and co-borrowers under the First Lien Credit Facilities. Subject to permitted liens, all obligations under the December 2024 Notes, and the guarantees of those obligations, are secured on a first-priority basis by the tangible and intangible assets of the domestic guarantors, the blood plasma inventory of GWWO (with the exception of blood plasma inventory located in Spain) and pledges of equity of certain subsidiaries of Grifols (subject to certain exclusions and limitations). The collateral securing the December 2024 Notes also secures the April 2024 Notes and the New Credit Facilities, subject to the Intercreditor Agreement.

On April 14, 2026, we entered into a supplemental indenture amending the indenture governing the December 2024 Notes to add Grifols International Services Designated Activity Company and Grifols International Services USA Inc. as guarantors for the December 2024 Notes.

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

We used the proceeds of the December 2024 Notes to (i) together with cash on hand, fully redeem, on December 27, 2024, the total principal amount outstanding of the 1.625% Notes, which would have otherwise matured on February 15, 2025, and (ii) to fully repay then-outstanding revolving loans under the First Lien Credit Facilities.

As of the date of this annual report, the principal amount outstanding under the December 2024 Notes is €1.3 billion.

The Biomat Transactions

On December 1, 2021, we sold preferred shares representing 12.9% of Biomat Newco and 12.5% of Biomat USA, our U.S.-based plasma collection subsidiaries that are part of the Biomat Group, to the GIC Investor. Specifically, the GIC Investor acquired preferred shares. The purchase price received was $990 million.

As a result of the transaction, the GIC Investor received ten class B common shares of Biomat USA and nine class B common shares of Biomat Newco. While named common shares, such shares are non-voting and have annual preferential dividends of $4,168,421.05 per share of Biomat USA and Biomat Newco. These preferred shares also granted the GIC Investor with redemption rights of up to one share per year beginning in 2023 at $52,105,263.16 per share. This investment was originally recorded as equity, but was later restated as debt in our consolidated financial statements for the year ended December 31, 2021, prepared under pursuant to IFRS-EU and filed with the CNMV in Spain. As of December 31, 2025, the investment by the GIC Investor is still recorded as debt in our consolidated financial statements, and the reclassification did not affect compliance with the covenants under our debt instruments.

The GIC Investor has exercised its right to redeem one class B common share of Biomat Newco, at the redemption price of $52,105,263.16, on each of the years ended December 31, 2023, 2024 and 2025. See Note 19(d) to our consolidated financial statements as of and for the year ended December 31, 2025, included in this annual report on Form 20-F.

Other Debt

Within the context of the acquisition of plasma collection centers from ImmunoTek, on February 3, 2025, our subsidiary Biomat Holdings LLC issued a promissory note in favor of ImmunoTek in an amount of $70 million (which represents the outstanding balance of the purchase price for six plasma collection centers acquired by Biomat Holdings LLC, in the amount of $62 million, plus management fees of approximately $8 million), with no interest accrual. The promissory note matured on January 3, 2026, date on which it was fully settled. See “—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations— Acquisition of Plasma Collection Centers From ImmunoTek.”

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

The loan will be repaid in 60 monthly instalments of CAD$450,000, starting on the earlier of (i) the Project Completion Date; or (ii) the fifth anniversary of the first drawdown. The principal amount of the loan will be reduced by the lower of CAD$9,000,000 and 25% of the eligible expenditures disbursed in the project if Grifols Canada fulfills at least 75% of the Targets. If Grifols Canada fulfills at least 50% of the Targets, no interest will accrue on the loan. If Grifols Canada fails to complete 50% of the Targets, the loan will bear interest at the prime rate of Investissement Québec plus 3.0% per annum, accrued retroactively from the first disbursement of the loan. This loan is secured with a real estate mortgage over Grifols Canada’s Montreal plant, as well as a comfort letter from Grifols S.A. As of December 31, 2025, no amount had been drawn under this loan.

Certain other debt instruments, including credit facilities and lease obligations, are in place with various lenders and consist of long-term and short-term indebtedness of both us and Grifols subsidiaries. As of December 31, 2025, such other debt included an unsecured long-term loan in the amount of €46 million corresponding to our subsidiary Biotest, as well as distributor commission liabilities of €14 million, also corresponding to Biotest.

See Note 19 to our consolidated audited financial statements included in this annual report.

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

Based on MRB reports, in 2024, the worldwide plasma proteins market (without recombinant products) exceeded $35.0 billion, an increase of approximately 20% from 2021. In 2024, more than 18.5 million people across the globe received a plasma derived protein product, including 1.2 million people in the United States and 8.8 million people in China. Overall, hyperimmune products globally were responsible for over 70.0% of the patients who used plasma derived products, or 14.5 million people in 2024. Globally, over 800,000 people received IgG (IVIG or SCIG), with over 25.0% of that total, or over 200,000 people, receiving IgG in the United States in 2024. Given that over 85% of plasma used for fractionation comes from source plasma, over 16 million of the plasma derived product patients rely on plasma collected by Plasmapheresis.

The significant multi-decade growth has mainly been caused by new patients diagnosed and starting therapy with IgG, albumin and other plasma proteins. Even though only 1 new plasma protein (plasminogen) has been introduced in the past ten years, the plasma industry is expected to continue expanding due to higher usage of core plasma proteins such as IgG as well as geographic expansion. While growth rates vary by region and product category, we believe that global demand for plasma-derived therapies will continue to increase over the long term, as many plasma derivative products are underutilized, particularly in emerging markets, and will continue to benefit from strong demand. Additionally, new indications are being explored for a number of plasma-derived therapies, such as the treatment of Alzheimer’s disease.

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

In 2025, 21.5% of our sales were generated in the European Union, as compared to 21.4% in 2024 and 19.1% in 2023.

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

Our product pipeline offers a strategic balance between risk and value across diverse phases. In 2025 we had 87 Biopharma initiatives in development and more than 80 Diagnostic projects in our pipeline. In 2023, our subsidiary Biotest achieved positive results in its Phase III clinical trial for fibrinogen concentrate, marking a significant step in treating acquired fibrinogen deficiency. Other innovations reinforce our position in plasma-derived medicine, such as IG Yimmugo, a newly developed immunoglobulin for the treatment of immunodeficiencies and autoimmune diseases, and Trimodulin, an antibody composition purified from human plasma in clinical development to treat severe community-acquired pneumonia (sCAP) and severe COVID-19.

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Directors

From January 2025 until the date of this annual report, the following changes were made to our Board of Directors:

●	At our General Shareholders’ Meeting in June 2025, our shareholders acknowledged that, at his own request as previously communicated to the Board, Mr. Thomas Glanzmann would not stand for re-election as a member and as Chairman of the Board, after serving as a director of Grifols for 19 years. At the same meeting, our shareholders approved the reduction of the size of the Board to 12 members. The Board appointed Mrs. Anne-Catherine Berner, one of our independent directors, as the non-executive chairperson of our Board. With the appointment of an independent chairperson of our Board, the role of a lead independent director was eliminated.
●	At our General Shareholders’ Meeting in June 2025, our shareholders approved the re-election of Mr. Víctor Grifols Deu as a proprietary director and ratified the appointment of Mr. Pascal Ravery, previously appointed by the co-option procedure, as an independent director. In addition, Mr. Paul S. Herendeen was designated as a proprietary director through the exercise of the proportional representation right at the request of certain minority shareholders.

●	In June 2025, the Board resolved to reorganize its committees, and in July 2025 resolved to rename the Sustainability Committee as the “Sustainability, Communication and Reputation Committee.”
●	In September 2025, a new committee of the Board was created, the Strategy Committee. See “—Board Practices—Committees of the Board—Strategy Committee.”
●	Effective January 2026, (i) Ms. Laura de la Cruz Galán was appointed as Secretary non-member of the Board, replacing Mrs. Núria Martín Barnés, and (ii) Mrs. Núria Martín Barnés was appointed as Vice-secretary, non-member, of the Board, taking the role previously held by Ms. Laura de la Cruz Galán.

Set forth below are the names and current positions of the members of the Board:

Name	Age	Title	Type	Director Since	Term Expires
José Ignacio (Nacho) Abia Buenache	57	Director and Chief Executive Officer	Executive	Feb 2024	June 2028
Anne-Catherine Berner	62	Director, Non-Executive Chairperson	Independent	June 2024	June 2028
Raimon Grifols Roura	62	Director, Vice-Chairperson	Proprietary	May 2015	June 2027
Víctor Grifols Deu	49	Director	Proprietary	May 2016	June 2029
Tomás Dagá Gelabert	70	Director	Other External	Apr 2000	June 2027
Enriqueta Felip Font	62	Director	Independent	May 2019	June 2027
Montserrat Muñoz Abellana	58	Director	Independent	June 2022	June 2026
Susana González Rodríguez	50	Director	Independent	June 2022	June 2026
Pascal Ravery	69	Director	Independent	Dec 2024	June 2028
Iñigo Sánchez-Asiaín Mardones	62	Director	Independent	May 2015	June 2027
Albert Grifols Coma-Cros	48	Director	Proprietary	Dec 2023	June 2028
Paul S. Herendeen	70	Director	Proprietary	Dec 2024	June 2029

Laura de la Cruz Galán	37	Secretary, non-member	n/a	n/a	n/a
Núria Martín Barnés	67	Vice-Secretary, non-member	n/a	n/a	n/a

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

Anne-Catherine Berner

Mrs. Anne-Catherine Berner has served as a director of Grifols since 2024 and currently she is the Non-Executive Chairperson of the Board. Mrs. Berner brought executive and non-executive experience across the financial, healthcare, and industrial sectors. Her professional journey encompasses leadership roles in various publicity listed and privately held international companies and organizations across multiple sectors, highlighting finance. Before joining our Board, Mrs. Berner served from 1989 until 2012 as Chief Executive Officer and Chairperson of the Board of Vallila Interior AB, a family-owned interior design company. Mrs. Berner also served as a Member of the Finnish Parliament and as Minister for Transport and Communications in the Finnish government from 2015 to 2019. Mrs. Berner also has expertise as a board member and Chairperson in various industries, including forestry and paper, insurance, and building materials. She currently serves as a board member of Kühne + Nagel AG, a global transport and logistics company, and SEB AB, a public Nordic financial services group. Since 2022, she has chaired the Advisory Board of Getec Energie Holding GmbH, a prominent energy services provider in Germany. In addition, she joined the Board of Medicover AB in 2022, focusing on healthcare and diagnostic services in Central and Eastern Europe. Mrs. Berner is also the Chairwoman of the Board of the Foundation for Children’s Trauma Hospital and Institution Nadija sr, in Helsinki. Mrs. Berner holds a Master of Science degree in Business Administration and Economics from the Hanken School of Economics in Helsinki, Finland.

Raimon Grifols Roura

Mr. Raimon Grifols Roura has served as director of Grifols since 2015 and as Vice-Chairperson of the Board since February 2023. He was Grifols’ joint and several Chief Executive Officer together with Mr. Víctor Grifols Deu from 2017 to May 2023. He succeeded his brother, Mr. Víctor Grifols Roura in the position. Likewise, he held the position of Chief Corporate Officer from May 2023 to May 2024. From 2001 to 2015 he held the role of secretary, non-member, of the Board of Directors of Grifols, and in 2015 began serving as director and Vice Secretary of the Board of Directors. In May 2016, the Board accepted his resignation as Vice Secretary. Until his appointment as executive director in July 2016, Mr. Grifols Roura was a partner at the law firm Osborne Clarke in Spain. Mr. Grifols Roura earned his law degree from the University of Barcelona (Universidad de Barcelona).

Mr. Raimon Grifols Roura is a director and shareholder of Deria S.L. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act). He is also a shareholder of Scranton Enterprises, B.V. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

Víctor Grifols Deu

Mr. Víctor Grifols Deu has served as director of Grifols since 2016. He was Grifols’ joint and several Chief Executive Officer together with Mr. Raimon Grifols Roura from 2017 to May 2023. He succeeded his father, Mr. Víctor Grifols Roura in the position. He held the position of Chief Operating Officer from May 2023 to May 2024. He joined the Company in 2001 as an analyst in the Planning and Control Department of the Company. In 2008 he became the director of the Planning and Control Department and was also appointed a member of the Executive Committee. He has been part of the team that analyzed and was responsible for the integration of operations after the acquisition of Alpha Therapeutics, Talecris Biotherapeutics and Novartis’ Transfusion Diagnostic Unit. He graduated in Business Administration and Management from the Ramon Llull University — Sarrià Chemical Institute and holds a postgraduate degree in Business Administration and Management from Michael Smurfit Business School in Dublin.

Mr. Víctor Grifols Deu is a director and shareholder of Deria S.L. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

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

Most recently, she featured on Clarivate Analytics’ annual Global Highly Cited Researchers List 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025. Dr. Enriqueta Felip Font has authored more than 350 peer-reviewed articles. Her professional background has provided her with expertise and knowledge on scientific and innovation matters.

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

Ms. Muñoz Abellana is also an independent director and the Chairperson of the Audit and Compliance Committee at Uriach, independent director and Chairperson of the Appointments and Remuneration Committee at Comexi, independent director at Coplus 1930 and was Chairperson of the Supervision Committee at Eole Holdings until December 2025. Her professional background has provided her with expertise and knowledge on operations, strategy and digital transformation matters, as well as accounting, financial and audit skills.

Susana González Rodríguez

Ms. González Rodríguez earned a degree in Business Administration from the Asturias Business School and an MBA from the San Francisco State University. She has a professional career in the electronics industry and industrial automation sector. She began her professional career in the electronics industry sector at TE Connectivity, Rockwell Automation and ABB Group where she held different roles. She is a member of the Supervisory Board of Lely, effective April 1, 2026. Likewise, she is a member of the Spanish Board Directors (Instituto de Consejeros-Administradores). Her professional background has provided her with expertise and knowledge on strategy, sales and digital transformation matters.

Iñigo Sánchez-Asiaín Mardones

Mr. Iñigo Sánchez-Asiaín Mardones has been the Lead Independent director of the Board since May 2015 until 2022 and he has served as director of Grifols, S.A. since May 2015. He earned a degree in Business Administration from the Universidad Pontificia de Comillas in Madrid (ICADE) and an MBA from Harvard Business School. In 2010 he founded Portobello Capital, a private equity firm, where he remains a partner and a member of the Executive Committee and Investment Committee, leading the investments in companies such as Angulas Aguinaga, a company where he is Vice-Chairman and member of the Executive Committee, and Hotels & Resorts Blue Sea, S.L., where he is a member and Chairperson of the Board of Directors. He is also a member of the Executive Committee at the Harvard Club of Spain, which he has previously chaired. Previously, from 1993 to 2005, he was Deputy General Director at Banco Santander and from 2005-2010 was a partner and member of the board of directors of Ibersuizas Gestión SGECR, S.A, through which, together with his academic training, he has gained experience and knowledge on matters such as accounting, audit and risk management, both financial and non-financial.

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

Mr. Grifols Coma-Cros has also been a director of the board of directors of Fisa 14, S.A., a real estate company, since 2015, and president of Bansabadell 18, FP, a pension fund, from 2018 to 2024. Since September 2025, he has served as the Chief Executive Officer at Ponder Trade, S.L. (a non-controlling shareholder, pursuant to the Spanish Securities Market Act).

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

Paul S. Herendeen

Mr. Paul S. Herendeen has served as a director of Grifols since December 2024. He currently serves as a board member of Elanco Animal Health, Inc, where he is the Chair of the Finance, Strategy and Oversight Committee. He was the Chairman of Endo, Inc. until its merger with Mallinckrodt in August of 2025. Mr. Herendeen has served as advisor to the chairman and chief executive officer of Bausch Health Companies Inc., where he also served as executive vice president and chief financial officer. Prior to that, he was executive vice president and chief financial officer of Zoetis Inc. He also held the position of chief financial officer at Warner Chilcott, a specialty pharmaceuticals company, after rejoining the firm following four years as executive vice president and chief financial officer of MedPointe.

Mr. Herendeen also has several years of experience in the finance, investment banking, and public accounting sectors. He worked as a principal investor at Dominion Income Management and Cornerstone Partners. Earlier in his career he held various positions in banking and public accounting, including roles in the investment banking group at Oppenheimer & Company, the capital markets group at Continental Bank Corporation, and as a senior auditor at Arthur Andersen & Company. He holds a bachelor’s degree from Boston College and an MBA from the University of Virginia’s Darden School of Business.

Mr. Paul S. Herendeen represents FF Hybrid LP, Flat Footed Series LLC-Fund3, GP Recovery Fund LLC, Mason Capital Master Fund, L.P., Sachem Head Master LP, SH Stony Creek Master and Sachem Head LP (non-controlling shareholders, pursuant to the Spanish Securities Market Act) at the Board.

Biography of the Secretary and Vice-Secretary, Non-Members, of the Board

Laura de la Cruz Galán

Ms. Laura de la Cruz Galán has been serving as Secretary, non-member, of the Board of Directors since January 1, 2026. She previously served as the Vice-Secretary, non-member, of our Board from December 2023 to December 2025. Laura has also been serving as the Secretary, non-member, of our Audit Committee since April 2024. She is a Partner of the Spanish law firm Osborne Clarke, where she has been a lawyer since 2012. Ms. De la Cruz specializes in corporate governance with respect to listed companies, as well as international M&A transactions. She holds a Law Degree from ESADE Law School in Barcelona, where she graduated in 2011. In 2023, she was selected to join the 8th edition of the “Women’s Talent Pool Leadership Programme” organized by the European Network for Women in Leadership. Furthermore, she is a trustee and Secretary of the Board of Trustees of Fundació Víctor Grifols i Lucas.

Núria Martín Barnés

Ms. Núria Martín Barnés served as Vice-Secretary non-member to the Board of Directors of Grifols, S.A. from 2001 to 2015, when she was appointed Secretary non-member to the Board of Directors, a position she held until December 2025. Since 1 January 2026 she has once again held the position of Vice-Secretary non-member. Ms. Martín was a partner of the Spanish law firm Osborne Clarke until December 31, 2025, where she acted as the managing partner of the firm from July 1, 2017 until December 31, 2022. Prior to joining Osborne Clarke she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986. Ms. Martín is a trustee and Chairperson of the Probitas Fundación Privada foundation. She is secretary and member of the board of directors of Compañía General de Inversiones, SICAV, S.A., and Gesiuris CAT Patrimonis, as well as Secretary, non-member, of the Board of Gesiuris Asset Management, S.G.I.I.C., S.A. Ms. Martín earned her law degree from the University of Barcelona.

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

In March 2025, Ms. Montse Ribas was appointed as our Chief Communications and Reputation Officer, replacing Ms. Maria Teresa Rioné Llano.

Our senior management currently consists of the following persons:

Name	Age	Title	Since
José Ignacio (Nacho) Abia Buenache	57	Chief Executive Officer	2024
Rahul Srinivasan	49	Chief Financial Officer	2024
Camille Alpi	45	Chief Human Resources and Talent Officer	2024
David Ian Bell	71	Chief Corporate Development Officer	2026
Daniel Fleta Coit	55	Chief Industrial Services Officer	2022
Montse Ribas Lloveras	58	Chief Communications and Reputation Officer	2025
Antonio Martinez Martinez	59	President, Diagnostic	2022
Lluis Pons Gomez	43	Senior Vice President, Strategy	2022
Ignacio Ramal Subira	58	Chief Internal Audit & Enterprise Risk Management	2022
Jaime González Peralta	53	Chief Digital Information Officer	2024
Jordi Balsells Valls	53	President, Plasma Procurement	2022
Roland Wandeler	53	President, Biopharma	2024
Enrique de la Torre	54	Chief Compliance Officer	2019
Oscar Calsamiglia Mendlewicz	43	General Counsel	2025

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

Mr. Alpi holds a Master’s degree in Business and Economics from Uppsala University in Sweden.

David Ian Bell

David Bell is the Chief Corporate Development Officer at Grifols, where he leads Corporate Affairs, Data Protection, Special projects and Compliance. Since joining Grifols in 2003 as General Counsel, Mr. Bell has been a member of the Executive Committee and the Company’s Management Boards.

From 2016 to 2020, he served as Chief Innovation Officer, and in 2021, he was appointed Chief Corporate Development and Legal Officer, focusing on strategic partnerships and business expansion. Prior to his tenure at Grifols, Mr. Bell was Vice President and General Counsel, Corporate Secretary at Alpha Therapeutic Corporation and a partner at Knapp, Petersen & Clarke.

Mr. Bell earned his law degree from Southwestern University and holds a Bachelor of Science in Psychobiology from the University of California, Irvine. He also completed the Program of Instruction for Lawyers at Harvard Law School. For over a decade, he has served on the Global Board of Directors of the Plasma Protein Therapeutics Association (PPTA), acting as its Chairman from 2016 to 2019.

Daniel Fleta Coit

Daniel Fleta has served as Chief Industrial Services Officer at Grifols since January 2019. His career at Grifols spans over two decades, with several key leadership positions at Grifols Engineering, including General Manager.

He holds a degree in Industrial Engineering, specializing in Chemistry, from Universitat Ramon Llull in Barcelona, and completed executive programs at IESE Business School. His extensive background in industrial operations and engineering has contributed significantly to Grifols’ growth and innovation in the healthcare sector.

Montse Ribas Lloveras

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

Enrique de la Torre

Mr. De la Torre joined Grifols in 2014 as Global Compliance Director. He has served as Chief Compliance Officer since 2019. Previously, Mr. De la Torre worked as quality, risk & compliance auditor for clients of different industries before joining Boehringer Ingelheim in 2001, where he held management positions in environmental protection, safety, computer systems validation and data protection. Since 2010, he has served as Compliance Officer for the Spanish affiliates. Mr. De la Torre received his degree in chemical engineering from Institut Químic de Sarrià in 1996. He also holds a master’s degree in risk management from Universitat Ramon Llull, and an Executive MBA degree from Esade Business School.

Oscar Calsamiglia Mendlewicz

Oscar Calsamiglia is Grifols’ General Counsel, overseeing all global legal matters and ensuring that the company’s governance framework effectively supports its long-term strategy. He joined Grifols in September 2025 and has been a member of the Executive Committee since January 2026.

Prior to joining the company, Mr. Calsamiglia served as a partner at Osborne Clarke Spain, a leading international law firm, where he specialized in corporate development, shareholder management and complex commercial agreements. Over more than a decade in private practice, he advised Grifols on some of its most significant corporate transactions, gaining extensive experience in corporate and commercial law.

Mr. Calsamiglia holds a Law degree from Pompeu Fabra University and a Master’s in International Business Law from Queen Mary University of London. He is also a member of the Barcelona Bar Association.

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

Mr. Víctor Grifols Deu and Mr. Albert Grifols Coma-Cros are cousins.

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

When determining the remuneration policy, the Appointments and Remuneration Committee considers the comparative market data, carrying out, to this end, an external competitive analysis of the remuneration package of all the Company’s employees, among them, the management team. This analysis is carried out to analyze the adequacy of the compensation levels and ensure that these are in line with market standards of other companies in the sector for equivalent levels of responsibility. Salary surveys carried out by independent consultants are usually used as a source of information for this analysis.

Following the recommendation of the Appointments and Remuneration Committee, our shareholders approved our current director remuneration policy at the general shareholders’ meeting held on June 5, 2025 (the “Director Remuneration Policy”). The main changes introduced by the new Directors’ Remuneration Policy include: (i) all references to the Executive Chairperson and related compensation are removed, as Mr. Thomas Glanzmann ceased to be the Executive Chairman in September 2024. Consequently, the only director with executive duties currently included in the Remuneration Policy is Mr. José Ignacio Abia Buenache, in his capacity as CEO; (ii) the fixed compensation for the Non-Executive Chairperson was introduced following a thorough comparative analysis to determine the most appropriate remuneration for such role; (iii) the compensation of the members of the Board in their capacity as such was updated to align it with comparable companies in the sector, reflecting also the significant increase in the workload and responsibilities assumed by the members of our Board and the maximum amount of the overall compensation was updated; and (iv) the metrics to determine the variable remuneration of the CEO for the 2025 fiscal year was updated.

The Director Remuneration Policy is effective from the date of its approval, June 5, 2025, and for the following three fiscal years (i.e. 2026, 2027 and 2028, inclusive). In accordance with applicable law, a new remuneration policy must be submitted for approval by our general shareholders’ meeting before the end of the last financial year of the policy then in place (which was 2025), and may be applicable from the moment of its approval.

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

The total compensation accrued by directors in the year ended December 31, 2025, in the aggregate, amounted to €6 million. This amount includes the remuneration of both executive and non-executive directors.

Non-executive Directors

Non-Executive Chairperson

The compensation of the Chairperson of the Board of Directors, as long as she/he does not have executive duties, will consist solely of a gross annual fixed amount of €550,000. This compensation is justified by the special dedication that the exercise of the duties inherent to the position of Chairperson entails. Such compensation was proposed by the Appointments and Remuneration Committee following a thorough comparative analysis to determine the most appropriate remuneration for a non-executive Chairperson.

Other Non-Executive Directors

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

Pursuant to the Director Remuneration Policy, our shareholders set a fixed gross annual amount payable in cash of €125,000 payable per non-executive director, other than those non-executive directors that render paid professional services to us, if any. Any director that is a member of one of the Board Committees (Audit Committee, Appointments and Remuneration Committee, Sustainability, Communication and Reputation Committee, and Strategy Committee) receives an additional gross annual remuneration of €25,000 (thus, their total annual remuneration would amount to €150,000). Similarly, each committee chairperson receives an additional €25,000 (thus, their total annual remuneration would amount to €175,000). The lead independent director, if any, receives an additional remuneration amounting to €50,000 (thus, any lead independent director’s total annual remuneration would amount to €175,000). Under no circumstances the remuneration of a non-executive director may exceed €175,000 per year.

Our executive directors and any director who renders paid professional services to the Grifols Group do not receive any remuneration solely for their capacity as director. None of our directors received attendance fees for meetings of the Board or committees of the Board. Finally, pursuant to Article 20.bis of the Articles of Association, our directors are reimbursed for all expenses incurred in connection with their service as directors.

As of the date of this annual report, Ms. Anne-Catherine Berner, Dr. Enriqueta Felip Font, Ms. Susana González Rodríguez, Ms. Montserrat Muñoz Abellana, Mr. Iñigo Sánchez-Asiaín Mardones and Mr. Pascal Ravery are our independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules. Mr. Tomás Dagá serves as other external director (and not independent) and Mr. Raimon Grifols Roura, Mr. Víctor Grifols Deu, Mr. Albert Grifols Coma-Cros and Mr. Paul S. Herendeen serve as proprietary directors (and not independent) in conformity with Spanish corporate governance rules.

The following table details the individual compensation of each non-executive director for 2025:

	Fixed Compensation	Committee Allowances	Total

	(in euros)
Thomas Glanzmann(1)	146,000	—	146,000
Raimon Grifols Roura	115,000	14,000	182,000	(2)
Victor Grifols Deu	115,000	14,000	129,000
Albert Grifols Coma-Cros	115,000	14,000	129,000
Tomás Dagá Gelabert	115,000	14,000	129,000
Montserrat Muñoz Abellana	115,000	49,000	164,000
Iñigo Sánchez-Asiaín Mardones	115,000	49,000	164,000
Enriqueta Felip Font	115,000	24,000	139,000
Susana González Rodríguez	115,000	39,000	154,000
Anne-Catherine Berner	359,000	21,000	380,000
Paul S. Herendeen	115,000	14,000	129,000
Pascal Ravery	115,000	14,000	129,000
Total	1,655,000	266,000	1,974,000
(1)

The compensation of Mr. Thomas Glanzmann and Mrs. Anne-Catherine Berner as Non-Executive Chairpersons of the Board was paid pro rata to the number of months in 2025 during which they served in this role (from January to June 2025 for Mr. Thomas Glanzmann and from June to December 2025 for Mrs. Anne-Catherine Berner).

(2)	Reflects €53,000 in compensation accrued by Mr. Raimon Grifols Roura as a member of the Supervisory Board of Directors of Biotest, our subsidiary.

Executive Director

Currently our Chief Executive Officer is the only member of the Board who also performs executive functions for the Company.

Our Appointments and Remuneration Committee determined the compensation of the CEO by considering analogous roles in similar companies as indicated in the Director Remuneration Policy. The compensation for executive directors relating to their executive functions may consist of (i) a fixed amount, (ii) other benefits in kind, (iii) a variable cash amount based on financial and non-financial metrics including, among others, environmental, social and governance (“ESG”) objectives, (iv) if applicable, compensation in certain cases of termination or dismissal, and (v) the delivery of shares, or share options or amounts referenced to the value of the shares, subject to the requirements established by the legislation from time to time.

The percentage of short-term variable remuneration for executive directors is set based on the fulfilment of certain objectives, which are established on an annual basis and approved by the Board, following the proposal from the Appointments and Remuneration Committee and the Sustainability, Communication and Reputation Committee, if applicable. These objectives are linked to different financial and non-financial metrics and parameters, all in accordance with the applicable remuneration policy.

For the year ended on December 31, 2025, the following financial and non-financial metrics were established in the Director Remuneration Policy. In relation to each of them, the Board approved the following objectives:

●	Economic metrics related to the Grifols Group’s consolidated performance (with an aggregate weight of 60%):
o	Target (with a weight of 20%): Achieve a certain level of operational performance calculated in constant currency;
o	Target (with a weight of 20%): Reach a certain level of consolidated free cash flow;
o	Target (with a weight of 20%): Reach a certain number of net sales after deducting discounts, returns and provisions for damaged or lost goods.
●	ESG metric based on key performance indicators (“KPIs”) (with a weight of 15%, where 3.75% is for environment KPIs, 6.0% for social KPIs and 5.25% for governance KPIs): Target to achieve 100% of the ESG objectives, which are aligned with our sustainability strategy, have been overseen by the Sustainability, Communication and Reputation Committee and have been reviewed by our independent auditors.
●	Innovation metric (with a weight of 10%): Target to achieve 10 milestones linked to innovation projects.
●	Other operational metrics (with an aggregate weight of 15%):
o	Target (with a weight of 10%): Establishment of the succession planning of the executive team; and
o	Target (with a weight of 5%): Achieve certain objectives related to the Company’s compliance performance.

Chief Executive Officer

Our Chief Executive Officer accrued €3.5 million in cash remuneration in 2025 (€2 million in fixed compensation, €1.3 million in variable compensation, which has been paid, and €0.2 million in remuneration in kind). This variable compensation amount was calculated based on the achievement of the above-mentioned specific performance objectives. The CEO’s variable remuneration was determined by applying a weighted payment coefficient of 65.59% to each of the objectives described above, resulting in a final variable compensation amount calculated on the basis of a total attainment percentage of 109.31%.

Former Executive Chairman

Mr. Thomas Glanzmann, our former Executive Chairman, accrued salary for the period from January 2025 through February 2025, up to the expiry of his service agreement, in an aggregate amount of €222,000, as well as €16,000 in non-cash benefits.

Other Members of Senior Management

In 2025, members of our senior management (excluding those who also served as members of the Board) accrued compensation amounting to €16 million, in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2025 service. In 2024, members of our senior management (excluding those who also served as members of the Board) accrued compensation amounting to €14 million, in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2024 service. In 2023, members of our senior management (excluding those who also served as members of the Board) accrued compensation amounting to €24 million in the aggregate. This figure includes accruals for contingent or deferred compensation earned in respect of 2023 service.

The breakdown of the aggregate amount accrued and/or paid to our senior management (excluding those who also served as members of the Board) for discharging their duties in the years ended December 31, 2025, 2024 and 2023 is set forth in the table below.

	Amount accrued and/or paid in the
	year ended December 31,
Component	2025	2024	2023

	(in euros)
Salaries	9,828,275	7,930,417	14,567,449
Variable Compensation	5,720,309	5,745,949	9,131,372
Stock options or other securities	2,740,981	—	—
Other — e.g., life and health insurance	25,061	28,586	34,864
Other — e.g., pensions/savings	15,638	31,778	30,776

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

See Notes 27 and 31 to our audited consolidated financial statements included in this annual report for further details of the payments received by employees.

Equity and Other Incentive Programs

See “—E. Share Ownership” for a description of our equity-based compensation plans available to eligible employees, including members of our senior management.

Pension and Retirement Compensation Programs

Our directors and senior management employed by our U.S. subsidiaries participate in a tax-qualified 401(k) plan on the same terms as our other employees. The aggregate amount of employer contributions to the 401(k) plans for our directors and senior management during 2025 was €16 million. In 2025, neither we nor our subsidiaries set aside or accrued any other amounts to provide pension, retirement or similar benefits for our directors or senior management.

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

Appointment and Dismissal

Pursuant to Spanish law and our Articles of Association, directors are elected by our shareholders to serve for a term of four years and may be reelected to serve for an unlimited number of terms, except in the case of independent directors, who pursuant to Spanish law and the regulations of our Board originally approved at the Board meeting held on April 5, 2006, as amended from time to time (the “Board Regulations”), shall not serve as such for more than 12 consecutive years. We do not provide for the reelection of directors at staggered intervals or cumulative voting for such directors or otherwise.

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

The Board must appoint a Chairperson of the Board from among its members. Mrs. Anne-Catherine Berner is the current non-Executive Chairperson, having replaced Mr. Glanzmann as the non-executive chairperson of our Board as of the general shareholders’ meeting in June 2025. The Board may also designate one or more Vice Chairperson, who shall be numbered consecutively, and who shall replace the Chairperson in the event of impossibility to act or absence. Mr. Raimon Grifols Roura is the current Vice Chairperson. The Board may appoint an Honorary Chairperson that is not required to be a member of the Board. The Honorary Chairperson shall have duties of honorary representation and will provide advice to the Board to the Chairperson and to the Vice Chairperson of the Board. Currently, Mr. Víctor Grifols Roura is the Honorary Chairperson, and a non-member of the Board.

The Board must also appoint a Secretary and may also designate one or more Vice-Secretaries. Neither the Secretary nor the Vice-Secretary is required to be a member of the Board; however, the Secretary or the Vice-Secretary will not be entitled to vote on matters before the Board unless he or she is a member of the Board. Ms. Laura de la Cruz Galán is the current Secretary non-member of the Board, while Ms. Núria Martín Barnés is the current Vice-Secretary, non-member, of the Board.

Meetings of the Board

Pursuant to the Articles of Association, a meeting of the Board may be called by the Chairperson whenever he/she considers such a meeting necessary or suitable. The Chairperson is also required to call a meeting at the request of one-third of the directors. Meetings of the Board are called using any means of notice at least ten days before the date of the meeting, unless exigent circumstances require a shorter term. Such notice of a meeting of the Board must state the place, date and time as well as the issues to be discussed. The Board is required by Spanish law to hold a meeting at least every three months. Our Articles of Association provide that a majority of the directors (half plus one of the directors present at a meeting) of the Board (represented in person or by proxy by another director on the Board; non-executive directors may only appoint another non-executive director to represent them) constitutes a quorum. Except as otherwise provided by law or specified in the Articles of Association, resolutions of the Board must be passed by an absolute majority of the directors present or represented at a meeting, with the Chairperson having the right to cast a deciding vote in the event of a tie.

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

Committees of the Board

The Board has an Audit Committee, an Appointments and Remuneration Committee, a Sustainability, Communication and Reputation Committee and a Strategy Committee. The following is a brief description of such committees.

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

The Audit Committee currently consists of Mr. Iñigo Sánchez-Asiaín Mardones (who serves as chairperson), Ms. Montserrat Muñoz Abellana and Mr. Pascal Ravery. All are independent in conformity with Exchange Act requirements and NASDAQ Listing Rules, as well as in conformity with the Spanish Companies Act. Ms. Laura de la Cruz Galán serves as Secretary, non-member, of the Audit Committee.

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

Consistent with NASDAQ Listing Rules for foreign private issuers, our Appointments and Remuneration Committee currently consists of Ms. Montserrat Muñoz Abellana (who serves as chairperson) and Ms. Susana González Rodríguez (both independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules), as well as Mr. Tomás Dagá Gelabert (“other external” director), Mr. Víctor Grifols Deu and Mr. Paul Herendeen (both proprietary directors). Ms. Nuria Martín Barnés serves as Secretary, non-member, of the Appointments and Remuneration Committee.

Sustainability, Communication and Reputation Committee

In its meeting held on December 11, 2020, the Board resolved to amend certain articles of the Board Regulations, in order to adapt its content to certain recommendations of the reform of the Good Governance Code of Listed Companies published in June 2020 by the CNMV, and created a Sustainability, Communication and Reputation Committee.

The regulations applicable to the Sustainability, Communication and Reputation Committee are set forth in article 15 bis. of the Board Regulations, as well as in the Regulations of the Sustainability, Communication and Reputation Committee, which were approved by the Board on February 19, 2021 and amended in February 2023. On July 28, 2025, the Board of Directors approved the renaming of the then Sustainability Committee as the “Sustainability, Communication and Reputation Committee,” and the inclusion of new authorities within its scope of responsibilities. The Regulations of the Sustainability, Communication and Reputation Committee were amended accordingly. Pursuant to Article 15 bis of the Board Regulations and the Regulations of the Sustainability, Communication and Reputation Committee, the Sustainability, Communication and Reputation Committee is required to consist of between three and five members, all of which must be non-executive directors, the majority of them being independent.

The responsibilities of the Sustainability, Communication and Reputation Committee include:

●	monitoring compliance with the Company’s internal codes of conduct and corporate governance rules, and ensuring that the corporate culture is aligned with its purpose and values;
●	monitoring the implementation of the general policy regarding the disclosure of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, proxy advisors and other stakeholders. Similarly, the way in which the Company communicates and relates with small and medium-sized shareholders should be monitored;
●	periodically evaluating the effectiveness of the Company’s corporate governance system and environmental, climate change and social policy to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders;

●	ensuring the Company’s environmental, climate change and social practices are in accordance with the established strategy and policy; and
●	monitoring and evaluating the Company’s interaction with its stakeholder groups; and
●	the supervision of the corporate reputation of the Company and the other companies within the Group, informing and advising the Board of Directors on this matter.

The Sustainability, Communication and Reputation Committee currently consists of Ms. Susana González Rodríguez (who serves as chairperson), Mrs. Anne-Catherine Berner and Ms. Enriqueta Felip Font (all three being independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules), as well as Mr. Albert Grifols Coma-Cros and Mr. Raimon Grifols Roura (both proprietary directors). Ms. Núria Martín Barnés serves as Secretary, non-member, of the Sustainability, Communication and Reputation Committee.

The Sustainability Steering Committee is a multidisciplinary and international team created in 2021 coordinated by the Investor Relations and Sustainability Department, which reports to the Sustainability, Communication and Reputation Committee. Among its functions, the committee fosters ongoing dialogue to identify, establish, implement and confirm compliance with Grifols Strategic Plan objectives, and generates and coordinates the reporting of nonfinancial and corporate sustainability information.

Strategy Committee

On September 25, 2025, the Board created a Strategy Committee with the main purpose of assisting the Board of Directors and making proposals to it on strategic initiatives and developments.

The regulations applicable to the Strategy Committee are set forth in the Regulations of the Board of Directors, as well as in the Regulations of the Strategy Committee. Pursuant to the Regulations of the Board of Directors and the Regulations of the Strategy Committee, the Strategy Committee is required to consist of between three and five members appointed by the Board of Directors, all of whom must be non-executive directors, of which at least two must be independent directors.

The responsibilities of the Strategy Committee include:

●	making recommendations, proposals and providing guidance to the Board of Directors on the implementation and development of the Company’s business strategy;
●	assisting the Board of Directors in identifying key internal and external issues, options and events that may be critical for the achievement of the Company’s strategy;
●	identifying and evaluating opportunities to enhance the Company’s competitive position and making recommendations to the Board of Directors;
●	working together with the Company’s management, including the Chief Executive Officer and Chief Financial Officer, in the development and execution of the Company’s long-term strategy;
●	reviewing significant strategic initiatives proposed by management and making recommendations to the Board of Directors;
●	informing the Board of Directors of the Company’s progress in implementing the Company’s strategy;
●	monitoring industry trends, the competitive landscape and regulatory developments that may impact the Company’s strategy; and
●	providing insights and recommendations to the Board of Directors regarding potential business development and merger and acquisition opportunities.

The Strategy Committee currently consists of Mrs. Anne-Catherine Berner (who serves as chairperson) and Mr. Íñigo Sánchez-Asiaín Mardones, who are independent directors in conformity with Exchange Act requirements and NASDAQ Listing Rules, Mr. Raimon Grifols Roura and Mr. Víctor Grifols Deu (both proprietary directors) and Mr. Tomás Dagá Gelabert (“other external” director). Ms. Núria Martín Barnés serves as Secretary, non-member, of the Strategy Committee.

D.	Employees

The table below indicates the number of employees by department as of December 31, 2025, 2024 and 2023:

	As of December 31,
Department	2025	2024	2023
Manufacturing	20,142	18,774	18,979
Research & development — technical area	1,403	1,514	1,255
Administration and others	1,789	1,673	1,686
General management	300	281	267
Marketing	194	184	155
Sales and distribution	1,375	1,396	1,395
Total	25,247	23,822	23,737

The table below indicates the number of employees by geographic region as of December 31, 2025, 2024 and 2023:

	As of December 31,
Geographic Region	2025	2024	2023
Spain	4,665	4,408	4,181
North America	14,310	13,771	14,076
Rest of the World	6,272	5,643	5,480
Total	25,247	23,822	23,737

We actively train our employees. The Grifols Academy opened in Spain during the second quarter of 2011. It is a meeting point for advanced training on all processes related to the preparation and production of plasma-derived medicines. The Grifols Academy acts as a center of technical, scientific and management training for the Grifols Group’s personnel, fostering a continued exchange among experts and external bodies, such as professional healthcare associations, hospitals, schools and universities. Through the Grifols Academy, we offer to our employees technical training and professional development opportunities, including an educational expenses reimbursement program, a number of long-term leadership development initiatives and onboarding processes conducted with virtual reality technology. In the last three years, an annual average of more than 9,200 of our employees participated in the Grifols Academy’s professional development and plasmapherisis training programs.

We have offered an internal, global online learning platform since 2024. In 2025, it was enhanced with new training initiatives and clearer communication, including the launch of a new Grifols Academy website on the corporate intranet and the regular distribution of newsletters.

The Grifols Academy of Plasmapheresis includes general and specialized programs on plasma science to accelerate the professional and educational development opportunities of our U.S.-based employees, helping the company reinforce its unique value proposition.

We promote social dialogue founded on freedom of association and the right to collective bargaining, taking into account the unique cultural, historical, economic and political frameworks in its countries of operation. In addition to cultivating open lines of communication, we adapt our social dialogue to each country’s specific context. These efforts strengthen our corporate culture and ensure employee needs are met.

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

In France, Germany and other countries, we regularly meet with workers’ legal representation. In Italy, we discuss decisions that could impact collective working conditions with trade union organizations. We fully support the fundamental right of association and collective bargaining in alignment with the Universal Declaration of Human Rights. In Spain, Germany, Italy, France, and Brazil, 100% of our employees are covered by collective bargaining agreements. Together, they represent 26.4% of the total workforce. In the United States, collective bargaining does not occur at the industry level; agreements are therefore negotiated within each company.

We subscribe to an insurance policy that covers death or permanent disability of employees caused by work accidents. All of our employees are covered under this policy. We implemented a defined contribution pension plan for all our Spanish entities beginning on January 1, 2002, which excludes top management and which requires us to make matching payments to these employees. Our contribution to this pension plan was €1 million in each of the years ended December 31, 2025, 2024 and 2023, respectively. We also sponsor a savings plan for the benefit of U.S. employees, which qualifies as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. We make fully vested matching contributions to the savings plan, which totaled $36 million in the year ended December 31, 2025, compared to $34 million and $33 million for the years ended December 31, 2024 and 2023 respectively. For certain employees in Germany, we have a defined benefit pension plan, as required by statutory law. The pension cost relating to this plan is not material.

E.	Share Ownership

For information on the direct, indirect and represented holdings of our current directors and executive officers with respect to our Class A shares as of December 31, 2025 see Item 7 of this Part I, “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

In 2023, our Board of Directors made modifications to our Director Remunerations Policy, including the discontinuation of this partial payment of variable compensation in RSUs. Instead, our Board created two new variable compensation plans, which are described below. For more details regarding our Director Remunerations Policy, see “—B. Compensation.” For more information regarding our variable compensation plans, see Note 27 to our audited consolidated financial statements included in this annual report.

In 2024, our Board of Directors made modifications to our Director Remunerations Policy, in order to adapt such policy to the current circumstances of the Board of Directors. For more details regarding our Director Remunerations Policy, see “—B. Compensation.” For more information regarding our variable compensation plans, see Note 27 to our audited consolidated financial statements included in this annual report.

In 2025, our Board of Directors made modifications to our Director Remunerations Policy, in order to approve a new remuneration policy before the end of the 2025 fiscal year, applicable from the date of approval and for the following three fiscal years (i.e. 2026, 2027, and 2028, inclusive). For more details regarding our Director Remunerations Policy, see “—B. Compensation.” For more information regarding our variable compensation plans, see Note 27 to our audited consolidated financial statements included in this annual report.

Equity-settled share-based payment plan

In 2023, we approved a four-year long-term incentive plan for certain executive directors, members of the senior management of Grifols, S.A. and our subsidiaries. Under this plan, these individuals have the right to receive a certain number of options representing the right to acquire certain Class A shares for an exercise price of €8.96 per share. Of the options granted, 40% will vest on the second anniversary of the plan and the remaining 60% will vest upon the fourth anniversary of the plan, in each case subject to certain vesting conditions. A maximum of 4 million stock options, representing the right to acquire 4 million Class A Shares, will be granted under the equity-settled share-based payment plan. The recognized amount in equity as of December 31, 2025 was equal to €6 million (€6 million as of December 31, 2024).

Cash-settled share-based payment plan

In May 2023, our Board of Directors approved a four-year long-term incentive plan for certain members of our management team. The plan is based on the award of restricted stock units (RSUs), of which 50% will vest upon the second anniversary of the plan and the remaining 50% will vest at the end of the fourth year of the plan. The RSUs granted under this plan will be settled in cash for the amount equivalent to the average price of the Class A Shares during the five business days preceding the settlement date. In May 2025, 50% of the RSUs granted were settled, amounting to €2 million. As of December 31, 2025, the total accumulated amount is €2 million as long-term in the heading “Provisions” (€3 million as of December 31, 2024, of which €2 million were short-term in the heading “Trade creditors and other accounts payable” and €1 million were long-term in the heading “Provisions”). The amount recognized in the consolidated statement of profit and loss as of December 31, 2025 amounts to €1 million (€1 million in 2024).

Fidelity programs addressed to management

In 2024, we entered into agreements with certain executives establishing a long-term share-based or cash-based incentive as part of our remuneration system. In the case of transfer of shares, we will grant these incentives in equal terms on the anniversary date or at the end of the relevant period, provided that each such beneficiary must have been continuously employed by Grifols until the settlement date. We recognized an amount of €4 million in equity as of December 31, 2025.

New Stock Incentive Plan

In 2025, we approved the 2025 Stock Incentive Plan — a long-term variable compensation plan — to be offered on a discretionary basis to members of the senior management team and other key employees of the Group. The purpose of the plan is to align the interests of the beneficiaries with those of the shareholders and to support the long-term success of the company by promoting sustainable value creation, retaining key talent, and aligning with market standards.

The potential beneficiary group includes approximately 47 individuals, of whom 11 are senior executives. Neither the CEO nor the CFO will be beneficiaries of the Plan. The plan has a three-year vesting period, which began on April 29, 2025, and will be settled in Class A shares within a reasonable period after the completion of such vesting period. The maximum number of shares to be delivered is 1,032,671, subject to the achievement of specific targets. We recognized an amount of €3 million in equity as of December 31, 2025.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

There was no erroneously awarded compensation paid to our executive officers in 2025.

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

Beneficial ownership is determined in accordance with applicable Spanish regulations.

	Number of	Percentage of
	Voting	Voting
Name of Beneficial Owner	Shares	rights
Major Shareholders
Deria S.L.(1)	64,787,366	15.204%
Scranton Enterprises B.V.(2)	35,812,622	8.404%
Ponder Trade, S.L.	30,209,093	7.089%
Blackrock, Inc.(3)	20,052,272	4.706%
Flat Footed LLC (4)	13,335,000	3.129%
Mason Capital Master Fund L.P. (5)	13,525,737	3.174%
Armistice Capital Master Fund LTD.	4,534,850	1.064%
The Goldman Sachs Group, Inc. (6)	15,340,711	3.600%
Bank of America Corporation(7)	13,937,916	3.272%
Fidelity International Limited(8)	4,509,430	1.058%

Directors
José Ignacio (Nacho) Abia Buenache	117,807	*
Tomás Dagá Gelabert (9)	1,039,584	*
Víctor Grifols Deu(10)	153,221	*
Raimon Grifols Roura	57,118	*
Albert Grifols Coma-Cros	66,000	*

Senior Management
José Ignacio (Nacho) Abia Buenache	117,807	*
Rahul Srinivasan	77,121	*
Camille Alpi	2.329	*
David Ian Bell	20,000	*
Daniel Fleta Coit	—	—
Montse Ribas Lloveras	16,759	*
Antonio Martinez Martinez	75,242	*
Lluis Pons Gomez	—	—
Ignacio Ramal Subira	7,224	*
Jaime González Peralta	—	—
Jordi Balsells Valls	—	—
Roland Wandeler	—	—
Enrique de la Torre	—	—
Oscar Calsamiglia Mendlewicz	—	—
*	Less than 1%.
(1)	Members of the Grifols Roura family hold their respective shares indirectly through Deria S.L.
(2)	Scranton Enterprises B.V. in which certain of our directors own shares. Some members of the Grifols Family who are directors or executive officers hold part of their shares indirectly through Scranton Enterprises B.V. See “—B. Related Party Transactions.”
(3)	Of the total number of 20,052,272 voting rights, 11,905,347 voting rights are held indirectly by Blackrock Inc. through rights over Class A shares; and 8,146,925 through financial instruments (securities lent and CFD).
(4)	The 13,335,000 voting rights are controlled by Marc Andersen through Marc P Andersen 2016 Irr Trust which controls Flat Footed LLC.
(5)	The 13,525,737 voting rights are held indirectly by Mason Capital Management LLC.
(6)	Of the total number of 15,340,711 voting rights, 1,765,603 voting rights are held indirectly by The Goldman Sachs Group, Inc. through rights over Class A shares; 484,960 through financial instruments (securities lending (open)) and 13,090,148 through financial instruments (swaps and call warrants).
(7)	Of the total number of 13,937,916 voting rights, 1,936,793 voting rights are held indirectly by Bank of America Corporation through rights over Class A shares; 693,182 through financial instruments (right to recall and right of use) and 11,307,941 through financial instruments (swaps).
(8)	Of the total number of 4,509,430 voting rights, 3,255,065 voting rights are held indirectly by Fidelity International Limited through rights over Class A shares; and 1,254,365 through financial instruments (stock loan).
(9)	Of the total number of 1,039,584 voting shares attributed to Mr. Tomás Dagá Gelabert, 35,000 voting rights are held indirectly through Prismiberica, S.A. and 735,923 voting rights are held indirectly through Fatjó, S.L.
(10)	Of the total number of 153,221 voting shares attributed to Mr. Victor Grifols Deu, 93,214 are held indirectly through New Fiction 2012, S.L.

To our knowledge, we are not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control.

As of the date of this annual report on Form 20-F, based on public information provided to us by our listing agents, we estimate that 64.3% of our shares were held by holders of record in the United States. Since shares may be held by nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

Significant Changes in Ownership

Other than as described below, no significant changes occurred from January 1, 2023 until the date of this filing, as such transfers of shares were reported to the CNMV:

●	JP Morgan Chase & Co reached a 5.185% stake in March 2024 and reduced that stake to less than 5.0% in July 2024. As of February 28, 2026, to our knowledge JP Morgan Chase & Co held 0.0477% of our voting shares.
●	In 2024, The Goldman Sachs Group, Inc. had several trades on our Class A shares, reaching a maximum 6.442% stake in May 2025. This position was reduced to 0.170% in June 2024. As of the date of this annual report, to our knowledge The Goldman Sachs Group, Inc. holds 3.60% of our voting shares.
●	On August 1, 2025, Deria, S.L. increased its stake from 9.19% to 15.20% as a result of the merger of Ralledor Holding Spain, S.L. into Deria, S.L. As a consequence of the transaction, the stake of Ralledor Holding Spain, S.L. decreased from 6.15% to 0%. As of the date of this annual report, to our knowledge Deria, S.L. holds 15.20% of our voting shares.

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

Related Party Transactions Policy and Conflicts of Interest Policy

On May 3, 2024, we adopted our Related Party Transactions Policy (“RPT Policy”) and, on October 22, 2024 we adopted our Conflicts of Interest Policy.

Our RPT Policy establishes strict processes for the analysis, approval and publication of transactions with related parties, all of which in accordance with the applicable law. Our Conflicts of Interest Policy complements the RPT Policy by requiring personnel to promptly disclose any real, potential, or perceived conflicts to the internal audit department or the Ombudsperson, with annual declarations mandated for ongoing compliance. The full content of these policies is available in our website. In addition, for further details regarding our related party transactions, see Note 31 to our audited consolidated financial statements included in this annual report. The following is a description of material related party transactions we have entered into since January 1, 2023.

Transactions involving Haema GmbH (formerly known as Haema AG), BPC Plasma Inc. (formerly known as Biotest Pharmaceuticals Corporation) and Scranton Enterprises B.V. and their respective subsidiaries

Sale of the entities to Scranton Plasma B.V., Vendor Loan to Scranton Plasma B.V. and Call Option Agreement

On December 28, 2018, we sold our 100% stake in each of Haema GmbH and BPC Plasma Inc. to Scranton Plasma B.V., a subsidiary of Scranton Enterprises B.V., one of our major shareholders and a related party, for a total of $538 million. Scranton Plasma B.V. financed the purchase through a loan in the principal amount of $360 million (the “Acquisition Financing”). The lender of the transaction required GWWO to extend a vendor loan to Scranton Plasma B.V. with a maximum amount of $150 million. The initial principal amount was equivalent to $95 million, with a maturity date of December 28, 2025 (which was extended to December 28, 2026 (and may be further extended to June 28, 2027 subject to GWWO’s consent) pursuant to an amendment agreement dated December 26, 2025), and an interest rate of EURIBOR plus 200 basis points. In 2023, GWWO loaned an additional €15 million to Scranton Plasma B.V. under the same terms and conditions of the vendor loan. As of the date of this annual report on Form 20-F, €124 million was outstanding on the vendor loan, while the largest amount of this loan outstanding since January 1, 2023 was €133 million as of February 28, 2025. See Note 11(a) to the audited consolidated financial statements included in this annual report.

Also on December 28, 2018, we entered into a call option agreement with Scranton Plasma B.V. whereby we may repurchase the shares of Haema GmbH and BPC Plasma Inc. at any time. The exercise price of the option as set forth in the agreement would be equal to the greater of: (i) the same price for which the shares were sold to Scranton Plasma B.V., plus the expenses related to the transaction and the increase in net working capital from the time of the sale (December 28, 2018) to the exercise of the option, and (ii) the amount necessary to repay the Loan Agreement (as defined below), which refinanced the Acquisition Financing, i.e. €425 million plus accrued interest and any other amounts necessary to cancel such debt.

Although we currently do not hold any equity interests in either Haema GmbH or BPC Plasma Inc., we retain control over such entities due to, among other factors, (1) the call option agreement to reacquire their shares and the financial capability to exercise such call option, (2) potential voting rights derived from the call option, (3) the fact that we acquire all of the plasma collected in the plasma collection centers owned by Haema GmbH and BPC Plasma Inc. under the Plasma Supply Agreement described below and (4) the ability to manage such entities under management agreements. As a result of these factors, pursuant to IFRS 10 we fully consolidate such entities as Grifols subsidiaries in our financial statements. Considering the uncertainties underlying the valuation of the option as it deals with non-observable variables, and the value of the same not being significant, said value has not been recognized as of December 31 2025 and 2024. For more details, see Notes 17 and 29 to the audited consolidated financial statements included in this annual report.

In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the “Loan Agreement”) to refinance the Acquisition Finance. This new financing benefits from the following guarantees and security interest: (i) guarantees from BPC Plasma Inc. and Haema GmbH, (ii) pledges over the shares of Haema GmbH and BPC Plasma Inc., and (iii) pledges over the assets of BPC Plasma Inc. and Haema GmbH.

In the event of a default by Scranton under this new debt, we will be entitled to exercise the repurchase option for both companies within 90 days after receiving notification of the default. If we fail to exercise this option within that timeframe, we will lose the right to repurchase the shares of Haema GmbH and BPC Plasma Inc. As of December 31, 2025, no defaults have been reported under the Loan Agreement.

Plasma Supply Agreement and Advance Payments from GWWO to Scranton Plasma B.V.

On December 28, 2018, our subsidiary GWWO, BPC Plasma Inc. (formerly known as Biotest Pharmaceuticals Corporation), Haema GmbH and Grifols, S.A. entered into the Plasma Supply Agreement, whereby GWWO agreed to acquire all of the plasma collected from approximately 60 plasma collection centers owned by BPC Plasma Inc. and Haema GmbH. Grifols, S.A. guarantees all GWWO obligations under the Plasma Supply Agreement, which, on January 1, 2019, was extended for a 30-year period.

The price GWWO pays for the plasma acquired under the Plasma Supply Agreement is established based on the full cost of production, plus a fixed margin, and there is exclusivity of sale. Subject to certain conditions and procedures, the agreement also grants to BPC Plasma Inc. and Haema GmbH the right to receive payments from GWWO in advance for plasma to be delivered in the future. As of the date of this annual report, GWWO did not have any advance payments balances for future deliveries of plasma under the Plasma Supply Agreement. During 2025, the highest balance of advance payments amounted to €11 million.

In November 2025, a total amount of €11 million relating to costs incurred during the period between 2019 and 2025 by Scranton Plasma, B.V. and other entities within its group in connection with the Plasma Supply Agreement was recognized.

Cash-Pooling Financing Agreement between BPC Plasma Inc., Haema GmbH and Scranton Plasma B.V.

In February 2019, Haema GmbH and BPC Plasma Inc. entered into a Cash-Pooling Financing Agreement with Scranton Plasma B.V. with a maturity date in 2027. Under this agreement, Haema GmbH and BPC Plasma Inc. transfer funds from time to time to their parent company, Scranton Plasma B.V. which advances may be set off by Scranton Plasma B.V. against upstream dividends distributed from time to time by Haema GmbH and BPC Plasma Inc. As of December 31, 2025 and 2024, the balances of the advances under this cash-pooling agreement were €11 million and €82 million, respectively. Despite their maturity date being 2027, these have been maintained in the short term as their recovery is expected through the collection of dividends in the coming year. In 2025, 2024 and 2023, BPC Plasma Inc. distributed dividends without cash outflow to Scranton Plasma B.V. in the amounts of €26 million, €40 million and €266 million, respectively (the 2023 amount corresponded to the BPC Plasma Inc. results of the four immediately preceding fiscal years). During 2025, the highest balance under this cash-pooling agreement amounted to €111 million. Additionally, in 2025 Haema GmbH distributed to Scranton Plasma B.V a dividend without cash outflow that amounted €87 million.

Acquisition of Haema Plasma Kft.

On October 31, 2024, through our subsidiary GWWO, we acquired 100% of the capital of Haema Plasma Kft. from Scranton Plasma, B.V. (one of our major shareholders) for an amount of €35 million. This acquisition was supported by a fairness opinion issued by an independent expert and resulted in a reduction of the corresponding non-controlling interest in its entity.

In 2021, we entered into a call option agreement with Scranton Plasma B.V. whereby we had the right to acquire the shares of Haema Plasma Kft. Also in 2021, our subsidiary GWWO entered into a cash pooling financing agreement with Haema Plasma Kft. under which GWWO advanced resources from time to time to a centralized treasury mechanism for purposes of providing Haema Plasma Kft. with cash availability. Since 2022, financial information on Haema Plasma Kft. had been part of our consolidated financial statements and this transaction had been reported under our consolidated balance sheets. Given that we already exercised control over Haema Plasma Kft. prior to the acquisition, the transaction had no impact on our consolidated statement of profit and loss for the 2024 or 2025.

See Notes 2(b)  and 31 to our consolidated financial statements as of and for the year ended December 31, 2025, included to this annual report.

Promissory Notes issued by our subsidiary Instituto Grifols S.A.

Instituto Grifols S.A. has been issuing bearer form promissory notes on an annual basis since 1987 to provide additional working capital and liquidity to the Grifols Group. The promissory notes are non-negotiable securities and may not be transferred to third parties (except by Instituto Grifols, S.A. itself for subsequent redemption) until the date of the notes’ redemption. The issuance of the promissory notes is not considered a public offering for the subscription of securities under Spanish law and does not require verification by the CNMV. As of December 31, 2025, 2024, and 2023, the outstanding balances of the promissory notes owned by our related parties was €8 million, €9 million and €18 million, respectively. These amounts were also the highest outstanding balances throughout 2025, 2024 and 2023, as applicable.

These bearer promissory notes have one year maturity and a nominal value of €3,000 each. Instituto Grifols, S.A. redeems all outstanding promissory notes at their maturity date of May 5, regardless of the date of acquisition of such notes. The interest rate for the promissory notes is set based on the weighted average cost of the Grifols Group’s debt. The notes maturing on May 4, 2025, accrue interest at an annual rate of 5%. The notes maturing on May 5, 2026, accrue interest at an annual rate of 4.25%. See Notes 19 and 31 to our consolidated audited financial statements included in this annual report.

Transactions with Centurión Real Estate S.A.U.

We have entered into a number of lease agreements with Centurión Real Estate S.A.U. whereby we pay for the rights-of-use of certain real estate properties located at Sant Cugat del Vallès, Barcelona, Spain, which we use as office buildings, including for our Spanish headquarters. The sole shareholder of Centurión Real Estate S.A.U. is Scranton Enterprises B.V., one of our major shareholders. These lease agreements were entered into at an arm’s-length basis. In each of the years ended December 31, 2025, 2024 and 2023, we paid to Centurión Real Estate S.A.U. the amount of €7 million. These lease agreements will expire on March 1, 2045.

License Agreement with Marca Grifols, S.L.

We entered into a license agreement with Marca Grifols, S.L. on January 26, 1993, that grants us the exclusive rights to use the “Grifols” trademark for 99 years. The license agreement provides that we must pay an annual royalty fee for the license, which is based on inflation and our net sales. The latest update of the agreement sets commission at 0.1% of Grifols’ consolidated sales. The fees for this license were €8 million, €8 million and €7 million in 2025, 2024 and 2023, respectively. On December 23, 2024, Marca Grifols became a related party to Grifols, S.A. after Ralledor Holding Spain, S.L., a significant shareholder of Grifols, S.A., acquired a 33% stake in Marca Grifols, S.L. Following the merger by absorption of Ralledor Holding Spain, S.L. into Deria, S.L. in 2025, Deria, S.L. (a significant shareholder of the Company represented at our Board by Mr. Raimon Grifols Roura and Mr. Víctor Grifols Deu) currently holds such 33% stake in Marca Grifols, S.L.

Advertising Agreement with Club Joventut Badalona, S.A.D.

On July 29, 2025, we entered into a sponsorship agreement with Club Joventut Badalona, S.A.D., an entity in which Scranton Enterprises B.V. (one of our major shareholders) is the majority shareholder. Pursuant to this agreement, we pay an annual fee to the club in exchange for exposure of our brand. We paid the amounts of €0.3 million , €0.3 million and €0.3 million in each of the years ended December 31, 2025, 2024 and 2023 in relation to this agreement and the prior advertising agreement entered into the parties on May 25, 2021.

Transactions with Endo Operations Limited

In 2025, Grifols, through our subsidiary, Laboratorios Grifols, S.A., generated income of €1 million from a series of Technology Transfer, Manufacturing and Supply Agreements entered into with companies of the Endo group. Mr. Paul S. Herendeen, who serves on our board of directors, held the position of director of the Endo group until July 31, 2025.

Charitable Contributions

In 2025, we contributed to three charitable foundations, the Víctor Grifols i Lucas Foundation, the J.A. Grifols Foundation and the Probitas Private Foundation, which were formed by us, and certain of our current officers serve as patrons of the Probitas Private Foundation.

The Víctor Grifols i Lucas Foundation provides grants to further the study of bioethics. It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas. The Víctor Grifols i Lucas Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform that provides a forum for the exchange of different perspectives. Mr. Víctor Grifols i Lucas is our former Chief Executive Officer and is the father of both Mr. Raimon Grifols Roura, our Vice chairperson proprietary director, and Mr. Victor Grifols Roura, our Honorary Chairperson (non-member) of the Board. We contributed €0.5 million, €0.5 million and €0.4 million to the Víctor Grifols i Lucas Foundation in the years ended December 31, 2025, 2024 and 2023, respectively.

The J.A. Grifols Foundation provides support intended for civic, social, environmental or educational programs that address the needs of the communities where our plasma collection centers are located as a means to strengthen community bonds. It was established in 2008 with the mission of contributing to the health and well-being of plasma donors and the communities where they live. In the years ended December 31, 2025, 2024 and 2023, we contributed €0.5 million, €0.5 million and €0.4 million, respectively, to the J.A. Grifols Foundation.

The Probitas Private Foundation provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes. The Probitas Private Foundation was founded by us in 2008. Mr. Tomás Dagá Gelabert, one of our directors, was a patron of the Probitas Private Foundation until May 27, 2021. We contributed €5 million, €3 million and €1 million to the Probitas Private Foundation in the years ended 2025, 2024 and 2023, respectively.

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

OFAC Request for Interpretative Guidance

Our subsidiary Biotest entered into product-supply agreements with five different Iranian entities, whereby the Iranian entities send plasma collected in Iran to Biotest for processing. Biotest then uses the plasma to manufacture pharmaceutical products for the Iranian entities, including IG products, albumin, Factor VIII and Factor IX. These product-supply agreements were entered into by Biotest prior to our acquisition of the company in 2022. See Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Financial Condition and Results of Operations—Recent Acquisitions—Biotest Shares and Public Delisting Purchase Offer.”

On February 21, 2023, Grifols filed a request with the Licensing Division of the U.S. Office of Foreign Assets Control (“OFAC”) for interpretative guidance or, in the alternative, for license authorization, under the Iranian Transactions and Sanctions Regulations (“ITSR”), which restrict commercial interaction with Iran and its governmental entities and provide for sanctions in the case of failure to comply. In its filing, Grifols asserts that the ITSR should not apply in this case, but that if OFAC determines otherwise, that OFAC should authorize the issuance of a license permitting Biotest’s current activity involving Iran on humanitarian grounds. As of the date of this annual report on Form 20-F, we have not received a response from the OFAC’s Licensing Division.

We cannot assure you that OFAC will agree with our assertion that the ITSR should not apply or that it will issue the requested license. In such instance, we would have to terminate Biotest’s activities in Iran and may be subject to penalties. The termination of Biotest’s activities in Iran would not have a material adverse effect on our operations or financial condition.

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

CFIUS Approval on certain transactions

In September 2019, as a consequence of the share exchange agreement we entered with Shanghai RAAS, Grifols and the Committee on Foreign Investments in the United States (“CFIUS”) entered into a National Security Agreement to ensure the protection of certain data obtained as required from donors of human source plasma collected in the United States and maintained in donor management systems (“DMS”), and pursuant to this agreement, we are obligated to make bi-annual compliance reports to CFIUS. Grifols has timely filed all such reports.

Executive Committee of the CNMV.

On September 25, 2024, the Executive Committee of the CNMV initiated an administrative sanctioning procedure in connection with the conclusions reached by the CNMV on March 21, 2024, in connection with the investigation conducted by the CNMV following the short seller reports published in 2024. The sanctioning procedure is for alleged potential infringements related to the submission of regulated financial information for the fiscal years ended December 2021, 2022 and 2023 and the six-month period ended June 30, 2023, as well as to certain alternative performance measures (“APMs”) included in our management reports for the same periods.

Due to the amounts involved, we do not consider this procedure material, as it will not have any impact on our financial and operating results. We formally submitted our defense against the sanction on November 7, 2024. On May 16, 2025, we requested the CNMV to conclude the administrative procedure and, on June 25, 2025, the CNMV issued a ruling imposing fines totaling €1,360,000 on Grifols and certain members of our directors. This ruling initiated a two-month period to commence the contentious-administrative procedure before the Spanish National High Court. We formally filed an appeal with the court on September 24, 2025 and such appeal was admitted for processing by decree dated October 7, 2025. As of the date of this annual report on Form 20-F, the National Court has not yet received the administrative file from the CNMV, and therefore Grifols has not been summoned to file the statement of claim. See Note 29 to our consolidated financial statements included in this annual report on Form 20-F.

See Item 5 of this part I, “Operating and Financial Review And Prospects—Factors Affecting Our Financial Condition and Results of Operations—Short Seller Reports” and “Operating and Financial Review And Prospects—Factors Affecting Our Financial Condition and Results of Operations—CNMV’s Investigation Conclusions and Administrative Sanction Procedure.”

Dividend Policy

Class A Shares

Our dividend policy is to pay out approximately 40% of our net consolidated profits. However, the New Credit Facilities and some other documents governing our financial indebtedness contain limitations on our ability to pay cash dividends in the ordinary course of business in accordance with our dividend policy depending on our debt levels and the availability of certain restricted payments baskets. For a further discussion of the terms of the New Credit Facilities and our other financing arrangements, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit.”

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

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law. The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries. This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €24 million at December 31, 2025.

Class B Shares

Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Class B share, if the aggregate preferred dividend does not exceed the distributable profits for that year and provided that the distribution of dividends has been approved by our shareholders. In any given fiscal year, we will pay a preferred dividend to the holders of the Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of Class A shares. The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained during that fiscal year. In 2025, we paid interim dividends of €0.15 gross per Class B share.

Dividend Payments

In 2025, we paid an interim cash dividend on August 13, 2025 of €0.15 gross per share (regardless of share class), for a total distribution of €102 million. In addition, our Board proposed that the profit of Grifols, S.A. for the year ended December 31, 2025 be distributed by allocating €31 million to voluntary reserves and distributing €161 million in dividends, consisting of €158 million of dividends (which includes the €102 million interim dividend already paid) and a mandatory preferred dividend of €3 million attributable to our Class B shares.

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

Our Class B ADSs have been listed and traded on the NASDAQ Global Select Market under the symbol “GFRS” since June 2, 2011.

Spanish Securities Market

The Spanish Stock Exchanges consist of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia. The majority of the transactions conducted on them are done through the Spanish Automated Quotation System. During 2025, the Spanish Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

Spanish Automated Quotation System

The Spanish Stock Exchange Interconnection System (Sistema de Interconexión Bursátil Español, or “SIBE”, hereinafter referred to as the Spanish Automated Quotation System) was introduced in 1989 and links the Spanish Stock Exchanges, providing those securities listed on it with a uniform continuous market that eliminates most of the differences among the Spanish Stock Exchanges. Its operation is currently governed by Sociedad de Bolsas Circular 1/2026, of January 12, 2026.

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

There is a pre-opening auction held from 8:30 a.m. to 9:00 a.m. CET (UTC+1) each trading day, during which orders are placed. The computerized trading hours (open session) are from 9:00 a.m. to 5:30 p.m. CET (UTC+1), when continuous trading is carried out. Each session ends with a five-minute auction, between 5:30 and 5:35 p.m. CET (UTC+1), with a random closedown of 30 seconds. The price resulting from each auction is the closing price of the session. Following the closing auction, there is also a short “trading at last” phase during which trades meeting certain conditions are executed at the official closing price.

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

Law 2/2011, of March 4, 2011, on Sustainable Economy (Ley de Economía Sostenible) amended the Securities Market Act’s provisions related to the requirements for annual reports on corporate governance and management reports. The Law also made certain corporate governance and shareholder disclosure recommendations in the Spanish Unified Good Governance Code for Listed Companies (Código Unificado de Buen Gobierno de las Sociedades Cotizadas, the “CNMV Governance Code), regarding the composition of boards of directors and its committees and the qualification of directors as executive, proprietary or independent mandatory. The CNMV Governance Code for Listed Companies was approved in 2015 and further revised in June 2020 and is currently under review by the CNMV. It unified the recommendations and principles that are applicable to Spanish listed companies; removed some principles and recommendations of the CNMV Governance Code that were written into Spanish legislation and introduced some recommendations on the corporate social responsibility of listed companies.

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

Regulation (EU) No. 596/2014, on market abuse (the “MAR”), and its implementing regulations, which was directly applicable in all European Union member states, came into force in 2016 with the aim to ensure that European Union regulation keeps pace with market developments in order to combat market abuse on financial markets as well as across commodity and related derivative markets.

Law 31/2014, of December 3, 2014, amended the Spanish Companies Act to improve the corporate governance practices, increase management efficiency and increase the transparency of companies listed on a Spanish Stock Exchange.

Regulation (EU) No. 2017/1129, of June 14, 2017 (the “Prospectus Regulation”), which was directly applicable in all European Union member states, came into full force in 2019 to regulate the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC.

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

As a result of the amendment of the CNMV Governance Code referred to above, Circular 1/2020 of October 6, 2020, amended (i) Circular 5/2013 of June 12, 2013, by establishing a new template for the annual corporate governance report for listed public companies, savings banks and other entities that issue securities admitted for trading on official securities markets and (ii) Circular 4/2013 of June 12, 2013, by establishing a new template for the annual report on remuneration of directors of listed public companies and members of boards of directors and control committees of savings banks that issue securities admitted to trading on official securities markets.

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

As a result of the amendment of the Spanish Companies Act and the Spanish Securities Market Act referred to above, Circular 3/2021 of September 28, 2021, amended (i) Circular 4/2013 of June 12, 2013, by establishing a new template for the annual report on remuneration of directors of listed public companies and members of boards of directors and control committees of savings banks that issue securities admitted to trading on official securities markets and (ii) Circular 5/2013 of June 12, 2013, by establishing a new template for the annual corporate governance report for listed public companies, savings banks and other entities that issue securities admitted for trading on official securities markets.

On May 26, 2022, Circular 2/2022 of the CNMV was approved. This circular establishes the new forms to be used to report significant shareholding in entities whose securities are admitted to trading on a regulated market and to report any transaction that an issuer makes with its treasury shares and includes certain new provisions applicable to market makers.

Law 6/2023, of March 17, 2023, approved the Securities Market Act, repealing the former securities market act from 2015. The new Securities Market Act contains certain adjustments in relation to the 2015 legislation meant to improve its organization and eliminate a number of inconsistencies. In order to develop the Securities Market Act, the following regulations were approved: (i) Royal Decree 813/2023, on the legal regime of investment services companies and other entities that provide investment services; (ii) Royal Decree 814/2023, on financial instruments, admission to trading, registration of negotiable securities and market infrastructures; and (iii) Royal Decree 815/2023, in relation to the official registries of the National Securities Market Commission, cooperation with other authorities and supervision of investment services companies.

The MAR and the Prospectus Regulation have been amended by Regulation (EU) 2024/2809 of the European Parliament and of the Council of 23 October 2024 (the “Listing Act Regulation”). Among other things, the Listing Act Regulation updates certain disclosure requirements, streamlines prospectus disclosure for secondary issuances and broadens the available exemptions from the obligation to publish a prospectus. While many of the changes under the Listing Act took effect on December 4, 2024 and March 5, 2026, some provisions will not be applicable until June 5, 2026.

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

At the general shareholders’ meeting held on June 16, 2023, the shareholders voted to amend our Articles of Association in order to include the delivery of shares or shares options or amounts referred to the value of the shares, as remuneration to directors for the performance of executive duties. Further, the shareholders renewed the delegation of authority to apply for the listing of the Class A shares on NASDAQ, via Class A ADSs, until June 16, 2026.

At the general shareholders’ meeting held on June 14, 2024, the shareholders of Grifols voted to amend our Articles of Association in order to change the registered offices of the Company.

At the general shareholders’ meeting held on June 5, 2025, the shareholders voted to amend the regulations of the general shareholders’ meeting to adequate its content to the applicable law currently in force, as well as for introducing technical improvements in its wording. The shareholders also renewed the delegation of authority to the Board for the derivative acquisition of treasury stock, thereby revoking and voiding the authorization granted to the Board during the general shareholders’ meeting held on October 9, 2020. Such authorization will expire on June 5, 2030.

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

As of December 31, 2025, our share capital was €119,603,705 and comprised:

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

Our registered and principal executive office is located at Avinguda de la Generalitat, 152-158 Parque Empresarial Can Sant Joan, 08174 Sant Cugat del Vallès, Barcelona, Spain. We were incorporated on June 22, 1987. Our fiscal year runs from January 1 to December 31.

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

Pursuant to the Policy on the Composition of the Board of Directors initially approved on February 22, 2019 and last amended on November 14, 2025, proposed by the Appointments and Remuneration Committee with the aim of formalizing the procedures and guidelines followed during the selection process of candidates to form part of the Board to favor an appropriate composition of the Board. This Policy pursues two main objectives: (i) to guarantee that any proposal for the appointment or re-election of the members of the Board is based on a prior analysis of the required competences by the Board and (ii) to support knowledge, experience, age and gender diversity.

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

We do not impose an age limit requirement for the retirement or non-retirement of directors. We also do not impose a shareholding requirement for director qualification. Article 6 of the Board Regulations does provide, however, among other circumstances, that a director cannot qualify as an independent external director if he or she has a significant shareholding in us.

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

Under Spanish law, the following shareholder actions require approval by the affirmative vote of the holders of a majority of our Class A shares present in person or represented by proxy at a duly constituted meeting of holders of our Class A shares at which meeting, if (i) on first call, a quorum of at least 50% of the issued voting share capital is present or represented by proxy or (ii) on second call, a quorum of at least 25% of the issued voting share capital is present or represented by proxy (unless on such second call less than 50% of the issued voting share capital is present or represented by proxy, in which case those matters require the affirmative vote of at least two-thirds of the share capital present or represented at such meeting):

●	the issuance of bonds;
●	an increase or reduction of the share capital, or the suppression/limitation of pre-emptive rights in issuances of new shares;
●	the transformation of Grifols (change in corporate nature);
●	a merger, de-merger, split, spin-off or other structural change subject to Royal Decree-law 5/2023 of 28 June, 2023;
●	any other amendment of the Articles of Association; and
●	a dissolution.

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

426,129,798 Class A Shares are currently issued and outstanding with a par value of €0.25 per share and 261,425,110 Class B Shares are currently issued and outstanding with a par value of €0.05 per share. As of December 31, 2025, our total share capital stands at €119,603,705.

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

New Credit Facilities

For a summary of the material terms of the New Credit Facilities, see Item 5 of this Part I, “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Credit—New Credit Facilities.”

Acquisitions

For a summary of the material terms of our acquisitions substantially completed in 2025, 2024 and 2023, see Item 5 of this Part I, “Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Financial Condition and Results of Operations—Acquisitions.”

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

Solidarity Tax on Large Fortunes

On December 29, 2022, a new solidarity tax on large fortunes came into force, meant to be supplementary to the wealth tax described above. The new solidarity tax is a direct and personal tax levied on individuals with a net wealth above €3 million as of December 31 of each year. Non-Spanish residents would be subject to this tax only taking into account their Spanish net wealth. This new tax is consistent with the provisions of the Spanish wealth tax in most essential aspects (such as exemptions, taxable and net taxable bases, tax rates and limit on amount of tax payable). The solidarity tax had been designed to be temporary and remain in force for two calendar years (i.e. 2022 and 2023), although the law included a review clause allowing the legislator to assess whether to extend it at the end of the initial period. Following publication of the recent Royal Decree-Law 8/2023, the solidarity tax has been extended indefinitely (with effects starting in 2024), until the wealth tax is revised in the context of the autonomous community finance system. In order to avoid double taxation, the rules applicable to the new solidarity tax allows individuals to deduct amounts already paid as Spanish wealth tax from their total payable solidarity tax

Spanish Inheritance and Gift Taxes

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

Passive Foreign Investment Company Considerations

We believe that our shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and, thus, may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Certain elections (such as the mark-to-market election or the qualified electing fund (“QEF”) election) may be available that would result in alternative treatments of the ADSs or shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Medicare Contribution Tax on Unearned Income

A U.S. Holder that is an individual is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder that is an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s undistributed “net investment income” for the relevant taxable year and (2) the excess of such U.S. Holder’s adjusted gross income for the taxable year over the amount at which the highest tax bracket begins for that taxable year ($15,650 for 2025 and $16,000 for 2026). A U.S. Holder’s net investment income will generally include, among other items, the amount of gross dividend income and the amount of any net gains from such U.S. Holder’s disposition of your shares or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to income and gains in respect of their investment in the shares or ADSs.

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

Disclosure of Information with Respect to Foreign Financial Assets

Certain U.S. individuals (and certain entities) who hold any interest in “specified foreign financial assets,” including our shares or ADSs, during such holder’s taxable year must attach to their U.S. tax return for such year certain information with respect to each such asset if the aggregate value of all of such assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), unless such shares or ADSs are held in an account maintained by a U.S. payor, such as a U.S. financial institution or the U.S. branch of a foreign bank or insurer. For this purpose, a “specified foreign financial asset” includes any depositary, custodial or other financial account maintained by a foreign financial institution, and certain assets that are not held in an account maintained by a financial institution, including any stock or security issued by a person other than a U.S. person. A taxpayer subject to these rules who fails to furnish the required information may be subject to a penalty of $10,000, and an additional penalty may apply if the failure continues for more than 90 days after the taxpayer is notified of such failure by the Internal Revenue Service, unless the taxpayer demonstrates a reasonable cause for such failure to comply. An accuracy-related penalty of 40% is imposed for an underpayment of tax that is attributable to an “undisclosed foreign financial asset understatement,” which for this purpose is the portion of the understatement of gross income for any taxable year that is attributable to any transaction involving an “undisclosed foreign financial asset,” including any asset that is subject to information reporting requirements under these rules, which would include our shares or ADSs if the dollar threshold described above were satisfied. The applicable statute of limitations for assessment of U.S. federal income taxes is extended to six years if a taxpayer omits from gross income more than $5,000 and such omission is attributable to a foreign financial asset as to which reporting is required under the rules described in the preceding paragraph or would be so required if such rules were applied without regard to the dollar threshold or any other exceptions specified by the Internal Revenue Service. In addition, the statute of limitations will be suspended if a taxpayer fails to provide in a timely manner either information with respect to specified foreign financial assets required to be reported or the annual information reports required for holders of PFIC stock, including PFIC stock for which a QEF election is made. You should consult your own tax advisor concerning any obligation you may have to furnish information to the Internal Revenue Service as a result of holding our shares or ADSs.

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

If the U.S. dollar had strengthened by 10% against the euro at December 31, 2025, equity would have increased by €723 million (€1.0 billion at December 31, 2024), and profit would have increased by €97 million (decreased by €27 million at December 31, 2024). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the U.S. dollar against the euro at December 31, 2025 and December 31, 2024 would have had the opposite effect for the amounts shown above, all other variables being held constant.

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

As of December 31, 2025, our variable-rate (SOFR and EURIBOR) debt represented 27.0% of our total debt (29.0% at December 31, 2024) and includes mainly senior secured debt. See Item 3 of this Part I, “Key Information—D. Risk Factors—Risks Relating to the Company and Our Business—We are susceptible to interest rate variations.” See also Notes 19, 30(c) and 31 to our to our audited consolidated financial statements included in this annual report on Form 20-F

As of the date of this annual report, we are not participating in interest rate hedges of Euros or U.S. dollars. In previous years, the fair value of interest rate swaps, contracted to reduce the impact of increases in variable interest rates (SOFR and EURIBOR), were accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

If the interest rate had been 100 basis points higher at December 31, 2025, the interest expense would have increased by €22 million. A 100 basis points decrease in interest rates at December 31, 2025 would have had the opposite effect for the amounts shown above. As we do not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

Market Price Risk

We are subject to price risk with respect to raw materials, which is mitigated by the vertical integration of the hemoderivatives business in a sector that is highly concentrated.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

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

Fees Paid by the Depositary to Grifols

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse or pay on behalf of Grifols certain reasonable expenses related to our ADR programs and incurred by us in connection with the programs, such as investor relations activities and ongoing maintenance expenses and listing fees. It has covered all such expenses incurred by us during 2024 for an amount of $3 million. The amounts the depositary reimbursed or paid are not perforce related to the fees it collected from ADS holders.

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

“CCPA” refers to the California Consumer Protection act, a regulation passed by the U.S. state of California.

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

“GDPR” refers to the General Data Protection Regulation, an EU regulation.

“Grifols Engineering” means our division of specialists in biopharmaceutical engineering solutions, which develops in-house processes, facilities projects, and specialized machinery for our operations.

“HCV” means hepatitis B virus.

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

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES
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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. Based on our assessment under these criteria, our management determined that, as of December 31, 2025, our internal control over financial reporting was effective.

Remediation of Material Weakness

In the year ended December 31, 2024, we identified a material weakness related to the accounting for complex transactions during the preparation of the consolidated financial statements. These errors resulted in the restatement of the comparative financial information for the years ended December 31, 2023 and 2022 as described in the prior year 20-F filing on April 10, 2025. In particular, the misstatements were the result of a material weakness in the Control Environment component of the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, as the Company lacked a sufficient complement of resources related to the accounting for complex transactions requiring significant judgment in the preparation of the consolidated financial statements.

During 2025, we implemented certain changes to improve the control environment related to the accounting of complex transactions requiring significant judgment, including:

(1)	Provided more resources, training, and ensured better oversight to those in charge of approving and processing complex accounting transactions.
(2)	Implementation of a new quarterly monitoring control to identify any complex accounting matters requiring significant judgement that necessitate the involvement of an external firm.
(3)	Continued our engagement with an external firm to assist with accounting for complex transactions requiring significant judgment.
(4)	Reinforced authorities and responsibilities to establish accountability among the departments and teams involved in the financial reporting and internal controls over accounting for complex transactions requiring significant judgment in the preparation of the consolidated financial statements.

As the controls have operated for a sufficient period and management have concluded, through testing, that the controls are operating effectively, management, including our CEO and CFO, has concluded that the material weakness identified in the prior year has been remediated as of December 31, 2025.

C.	Attestation Report of the Registered Public Accounting Firm

Deloitte Auditores, S.L., an independent registered public accounting firm, who also audited the Group’s consolidated financial statements for 2025, has audited the effectiveness of Grifols S. A.’s internal control over financial reporting, and has issued an unqualified opinion thereon, which was included on page F-4 of the annual report on Form 20-F for the fiscal year ended December 31, 2025.

D.	Changes in Internal Control over Financial Reporting

Except for the changes described above, there have been no changes in our internal control over financial reporting that have occurred during the period covered by this Annual Report on Form 20-F, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16.A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. Íñigo Sánchez-Asiaín Mardones is an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and is an independent director under Rule 10A-3 under the Exchange Act.

Item 16.B	CODE OF ETHICS

We have adopted the Employee Code of Conduct, which applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer and principal accounting officer. This Code (available on our website, at www.grifols.com) is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F.

If the Code of Conduct for Grifols’ Employees is amended, or if a waiver is granted, we will disclose such amendment or waiver on our website.

Item 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the total fees paid to Deloitte Auditores, S.L., our principal accountants, or members of the same organization, for services performed in 2025 and 2024:

	2025	2024

	(in millions of euros)
Audit	7	7
Audit-related fees(1)	1	1
Total	8	8
(1)

Audit-related fees include fees for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements, including limited reviews of the interim financial statements and the audit of the financial statements under applicable accounting standards.

The aggregate fees for services for the fiscal year ended December 31, 2025 above do not include €0.4 million in fees for audit-related services performed in connection with an agreement between the Group and a third party. Such fees were invoiced by a member firm of Deloitte Auditores, S.L. and paid by the third party. However, the Group assumed €0.2 million of such fees for the fiscal year ended December 31, 2025.

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

Item 16.D	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not repurchase any of our equity securities during the year ended December 31, 2025.

As of December 31, 2025, we held 3,778,222 Class A shares and 3,201,374 Class B shares in treasury. In 2025, we delivered 166,208 Class A treasury shares to certain employees as compensation under the Restricted Stock Plan and the Long-Term Incentive Plan. See Note 15(d) to our audited consolidated financial statements included in this annual report.

Item 16.F	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G	CORPORATE GOVERNANCE

Pursuant to NASDAQ Listing Rules, as a foreign private issuer, we may elect to follow our home country practice in lieu of the corporate governance requirements of the NASDAQ Listing Rule 5600 Series, with the exception of those rules that are required to be followed pursuant to the provisions of NASDAQ Listing Rule 5615(a)(3). We have elected to follow Spanish practices in lieu of the requirements of the NASDAQ Listing Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law (as in effect as of December 31, 2025) and those followed by NASDAQ-listed U.S. domestic issuers.

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

Spanish law establishes the category of directors and the indispensable requirements to determine their independence. The Board Regulations, consistent with Spanish law, recognize two main categories of directors: (i) executive directors; and (ii) external directors, who can be divided into (a) proprietary directors, (b) independent directors and (c) other external directors who cannot be considered proprietary or independent.

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

Our Appointments and Remuneration Committee is comprised exclusively of external directors. For a detailed discussion of our Appointments and Remuneration Committee, see Item 6 of Part I, “Directors, Senior Management and Employees—C. Board Practices—Committees of the Board—Appointments and Remuneration Committee.”

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

Notwithstanding the above, Grifols will continue to apply the internal code of conduct for securities markets that was approved by the Board in its meeting held on October 28, 2016, and which was updated at the Board of Directors’ meeting held on April 10, 2025 in order to prevent insider trading, misconduct, and to control possible conflicts of interest. The Internal Code of Conduct on Matters Related to the Securities Market is included in this annual report as Exhibit 11.1.

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

Item 16.H	MINE SAFETY DISCLOSURE

Not applicable.

Item 16.I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16.J	INSIDER TRADING POLICIES

We have policies and procedures in place governing the purchase, sale and other dispositions of our securities by directors, senior management and employees. Our insider trading policy and procedures are included in our Internal Code of Conduct in Matters Relating to The Securities Market that is attached to this annual report as Exhibit 11.1.

Item 16.K	CYBERSECURITY

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is governed by our Cybersecurity Policy, originally approved by our Board of Directors on November 16, 2023 and amended on December 18, 2025 (the “Cybersecurity Policy”) at the proposal of the Audit Committee of the Board. The amended policy reinforces our governance framework and further integrates cybersecurity risk management within our enterprise risk management processes.

The Cybersecurity Policy establishes a systematic, risk-based approach to the identification, assessment and management of cybersecurity risks, including risks associated with third-party service providers and other external partners, and is designed to facilitate coordination across business units and corporate functions in the handling of cybersecurity threats and incidents. This framework takes a risk-based approach to cybersecurity, aligning with internationally recognized frameworks, including NIST (National Institute of Standards and Technology) and ISO 27001, and includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and, as later explained in greater detail, informing management and our Board of Directors of material cybersecurity threats and incidents.

In 2025, we further reinforced coordination among cybersecurity, business continuity and data protection functions in order to support a more holistic approach to digital resilience and operational continuity. Cyber risks are reviewed on a regular basis and incorporated into our broader enterprise risk management framework. Our Security Operations Center (SOC) and our Incident Response team (IRT) operate 24 hours per day, providing continuous monitoring across our data centers, perimeters, and workstations. The SOC utilizes a Security Information and Event Management (SIEM) system, which processes alerts and enables rapid detection and response of cybersecurity incidents. Additionally, our cyber-intelligence capabilities track emerging threats, allowing for proactive mitigation strategies.

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

Our Cybersecurity Policy establishes the core principles and general framework for reducing the Group’s exposure to cybersecurity threats, protecting digital assets, ensuring business continuity and complying with applicable regulations. The policy focuses on maintaining secure and resilient systems, continuously assessing and mitigating cybersecurity risks, implementing protective measures, and adapting to technological changes. It also ensures effective incident response and regulatory compliance, supports a qualified cybersecurity team, provides training for employees and executives, and fosters collaboration with industry peers and government agencies.

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

In alignment with our continuous improvement commitment, we continue the execution of our Cybersecurity Director Plan for the period 2025-2027. This plan sets a comprehensive approach to advancing our cybersecurity maturity.

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

Governance

Our Board of Directors, through the Audit Committee, is responsible for supervising and evaluating the efficiency of the control and management on cybersecurity. Our Internal Audit and Enterprise Risk Management Department supports the Audit Committee in the fulfilment of this responsibility, which includes oversight of our threat landscape, posture, performance, and strategy related to cybersecurity. The Audit Committee oversees cybersecurity incident trends and material incidents and receives periodic updates regarding cybersecurity posture, risk exposure, mitigation initiatives and incident response activities. In the event of an incident with impact, the Head of the Information Security Office would contact the Chief Digital and Information officer who will liaise with the relevant parties in the Executive Committee and Internal Audit to present the incident and impact. The same audience will be updated regularly about the root cause, and countermeasures implemented in addition to the upcoming audit committee meeting.

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

Our Head of the Information Security Office (“ISEC”) reports to the CDIO and has the authority to develop and implement our cybersecurity policies, standards, procedures, and oversee the implementation and effectiveness of the ISMS. Our Head of the ISEC has more than 20 years of experience in cybersecurity practice, having worked for five years in the risk management practice of a global consulting firm, and for five years as global Chief Information Security Officer for a multinational company. He is a Telecommunication Engineer and has been awarded with CISA and PMP certifications, among others. He is also member of the ISMS forum (La Asociación Española para el Fomento de la Seguridad de la Información), in Spain and participates in roundtables and industry forums to stay connected to the latest cybersecurity trends. Our Chief Digital information officer has more than 25 years of experience working across multiple sectors for top 100 fortune companies such as IBM, Procter and Gamble, HP and Deutsche Post DHL.

In 2025, we strengthened the role of our Global Cybersecurity Committee, a cross-functional body composed of representatives from business units, information technology, legal, operations and services, which supports alignment of cybersecurity initiatives with business objectives and promotes a cybersecurity culture across the organization. This committee facilitates the alignment of cybersecurity initiatives with business objectives; ensure global coverage of the ISMS; collaborates in the prioritization and execution of security initiatives and projects; and promotes a culture of protection against cybersecurity threats throughout the Grifols Group entities. This committee is comprised of representatives of business units, information technology and legal personnel, as well as operations and services areas.

In addition to periodic meetings with representatives from various areas, including lawyers, accountants and information technology specialists, as well as a continually open line of communications, the Head of Internal Audit shall attend together with the Head of the ISEC and the CDIO to update the Audit Committee at least once per quarter regarding the control and management on cybersecurity.

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

1.1

Articles of Association (Estatutos Sociales) of Grifols, S.A. (English translation) (incorporated herein by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-35193) filed on April 11, 2025)

2.1

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636) filed on July 12, 2012)

2.2

Amendment No. 2 to Deposit Agreement dated as of December 30, 2020 among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.2 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

2.3

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed on March 9, 2011)

2.4

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-159327) filed on May 18, 2009)

2.5

Senior Notes Indenture, dated as of October 5, 2021, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols Escrow Issuer, S.A.U., Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

Form of dollar 4.750% Senior Note due 2028 (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

Form of euro 3.875% Senior Note due 2028 (incorporated herein by reference to Exhibit 2.9 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 29, 2022)

2.6

Supplemental Indenture, dated as of April 21, 2022, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols S.A., Grifols Escrow Issuer, S.A.U., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.14 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

Exhibit Number	Description

2.7

Supplemental Indenture, dated as of September 28, 2022, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols Escrow Issuer, S.A.U., Grifols Biotest Holdings GmbH and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.15 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 18, 2023)

2.8

Supplemental Indenture, dated as of July 21, 2023, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols S.A., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.14 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 19, 2024)

2.9

Supplemental Indenture, dated as of April 14, 2026, relating to the 3.875% Senior Notes due 2028 and the 4.750% Senior Notes due 2028, between Grifols S.A., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.10

Senior Notes Indenture, dated as of April 30, 2024, relating to the 7.500% Senior Secured Notes due 2030, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.14 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 11, 2025)

Form of 7.500% Senior Secured Note due 2030 (File No. 001-35193) filed on April 11, 2025)

2.11

Supplemental Indenture, dated as of June 4, 2024, relating to the 7.500% Senior Secured Notes due 2030, between Grifols S.A., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.15 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 11, 2025)

2.12

Supplemental Indenture, dated as of November 13, 2025, relating to the 7.500% Senior Secured Notes due 2030, between Grifols S.A., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.13

Supplemental Indenture, dated as of April 14, 2026, relating to the 7.500% Senior Secured Notes due 2030, between Grifols S.A., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

2.14

Senior Notes Indenture, dated as of December 19, 2024, relating to the 7.125% Senior Secured Notes due 2030, between Grifols S.A., the guarantors signatory thereto and BNY Mellon Corporate Trustee Services Limited, as trustee (incorporated herein by reference to Exhibit 2.16 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 11, 2025)

Form of 7.125% Senior Secured Note due 2030 (incorporated herein by reference to Exhibit 2.16 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 11, 2025)

2.15

Supplemental Indenture, dated as of April 14, 2026, relating to the 7.125% Senior Secured Notes due 2030, between Grifols S.A., the guarantors party thereto and BNY Mellon Corporate Trustee Services Limited, as trustee*

4.1

Credit Agreement, dated as of April 14, 2026 by and among Grifols International Services Designated Activity Company and Grifols International Services USA Inc., as Borrowers, Grifols, S.A. and certain subsidiaries of Grifols, S.A., as guarantors, the lenders party thereto and Bank of America, N.A., as administrative and collateral agent *

4.2	Description of Securities (incorporated herein by reference to Exhibit 4.7 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 9, 2021)

4.3

Plasma Supply Agreement, dated as of February 5, 2019, among Grifols, S.A., Grifols Worldwide Operations Limited, Biotest Pharmaceuticals Corporation and Haema GmbH (incorporated herein by reference to Exhibit 10.1 of our Annual Report on Form 20-F/A (File No. 001-35193) filed on April 23, 2019)

Exhibit Number	Description

8.1	List of subsidiaries (see Notes 1 and 2(b) to our audited consolidated financial statements starting on page F-1 of this annual report on Form 20-F)*

10.1	Notices sent to directors and executive officers concerning equity securities subject to blackout periods*

11.1	Internal Code of Conduct of Grifols, S.A. in Matters Relating to the Securities Market*

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Principal Executive Officer and Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

97.1	Executive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 19, 2024)

101	Interactive Data File

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase

104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRIFOLS, S.A.

By:	/s/ José Ignacio Abia Buenache
Name: José Ignacio Abia Buenache
Title: Chief Executive Officer of the Board of Directors

GRIFOLS, S.A.
Date: April 17, 2026.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

31 December 2025 and 2024

Summary

●	Appendix
	● Appendix I	Information on Group Companies, Associates and others	F - 131
	● Appendix II	Accounting statement of results and liquidity	F - 139

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Grifols, S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of profit and loss, comprehensive income, cash flow, and changes in consolidated equity of Grifols, S.A. and subsidiaries (the Company) for the year ended December 31, 2023, and the related notes and Appendix I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Auditores, S.L.

We served as the Company’s auditor from 1990 to 2023.

Barcelona, Spain

April 11, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Grifols, S.A.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit and loss, comprehensive income, changes in consolidated equity, and consolidated cash flows, for each of the two years in the period ended December 31, 2025, and the related notes and Appendices I and II (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2026 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the Diagnostics CGU (Cash Generating Unit) goodwill impairment analysis

Critical Audit Matter Description

As discussed in Note 6 to the consolidated financial statements, the goodwill balance as of 31 December 2025 amounted to EUR 6,833 million of which EUR 2,525 million related to the Diagnostics cash generating unit (CGU). On an annual basis and whenever there is an impairment indicator, the Company assesses the recoverable amount of goodwill and the net assets associated with each of the CGUs, for which purpose the Company employs cash flow projections aligned with projected earnings and the necessary investments.

In particular, the Company determines the recoverable amount of goodwill of the Diagnostics CGU based on the fair value less costs to sell using the discounted cash flow (DCF) method. In addition, the Company periodically, for this determination of the recoverable amount, has external valuation reports used to compare the results obtained through their own DCF model, as a benchmark for value.

We identified the evaluation of the goodwill impairment analysis for the Diagnostics CGU as a critical audit matter because significant judgment and an increased extent of audit effort, including the involvement of our valuation specialists, were required to evaluate the Company’s impairment test which was performed using a DCF model. The DCF model included assumptions related to sales and EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) projections for the Molecular Donor Screening (MDS), Blood Typing Solutions (BTS) and Clinical Diagnostics (CDx) lines of business, perpetual growth rate, and the discount rate. Minor changes to these assumptions could have a significant effect on the Company’s determination of the recoverable amount of the goodwill.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s assessment of goodwill for impairment included the following, among others:

●	We obtained an understanding of the process followed by the Company to assess the recoverable amount of the goodwill and we tested the design, implementation, and operating effectiveness of certain internal controls related to the Company’s goodwill impairment assessment process.
●	We obtained and analyzed the impairment test performed by the Company and evaluated the consistency of the future cash flow forecasts used in that impairment test by comparing the historical projections with actual results, as well as with the business plan approved by the Company’s governing bodies.
●	We involved our valuation specialist who assisted in evaluating the:
-	Reasonableness of the methodology employed by the Company in the impairment test, including the verification of the mathematical accuracy of the DCF.
-	Reasonableness of valuation assumptions, such as the discount rate and perpetual growth rate for the Diagnostics CGU included in the Company’s DCF.
-	Recoverable amount of the Diagnostics CGU determined by the Company was consistent with recent market valuations and transactions of comparable companies in the industry.
●	We evaluated the Company’s ability to prepare forecast projections for the MDS, BTS and CDx business lines by comparing actual results to public data available, as well as to industry reports of sales expectations for each line of business noted above.
●	We performed sensitivity analyses over the sales and EBITDA growth, discount rate, and growth rate assumptions in the Company’s DCF to assess their impact on the recoverable amount of the Diagnostics CGU.
●	We agreed the disclosures included in connection with this matter in Notes 4.g and 6 to the accompanying consolidated financial statement, including the sensitivity analyses of the aforementioned key assumptions, to those required by the regulatory financial reporting framework applicable to the Group.

/s/ Deloitte Auditores, S.L.

Barcelona, Spain

April 17, 2026

We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Grifols, S.A.,

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grifols, S.A. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 17, 2026, expressed an unqualified opinion on those financial statements.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Deloitte Auditores, S.L.

Barcelona, Spain

April 17, 2026

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2025 and 2024

(Expressed in millions of Euros)

Assets	Reference	31/12/2025	31/12/2024
Goodwill	Note 6	6,833	7,403
Other intangible assets	Note 7	2,728	2,926
Rights of use	Note 8	932	968
Property, plant and equipment	Note 9	3,120	3,342
Investment in equity-accounted investees	Note 10	97	69
Non-current financial assets measured at fair value		339	423
Non-current financial assets at amortized cost		173	67
Total non-current financial assets	Note 11	512	490
Other non-current assets	Note 10	—	137
Deferred tax assets	Note 28	416	342
Total non-current assets		14,638	15,677

Inventories	Note 12	3,296	3,560
Current contract assets	Note 13	83	36
Trade and other receivables
Trade receivables		651	705
Other receivables		101	78
Current income tax assets		17	53
Trade and other receivables	Note 13	769	836
Other current financial assets
Current financial assets measured at fair value		—	6
Current financial assets at amortized cost		36	238
Total current financial assets	Note 11	36	244
Other current assets		65	72
Cash and cash equivalents	Note 14	825	980
Total current assets		5,074	5,728

Total assets		19,712	21,405

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2025 and 2024

(Expressed in millions of Euros)

Equity and liabilities	Reference	31/12/2025	31/12/2024
Share capital		120	120
Share premium		911	911
Reserves		4,185	4,054
Interim dividend		(102)	—
Treasury stock		(131)	(135)
Profit for the year attributable to the Parent		402	157
Total shareholder’s equity		5,385	5,107

Cash Flow hedges		(1)	—
Other comprehensive Income		(5)	(9)
Other comprehensive income from financial instruments valuation	Note 11	(98)	(18)
Translation differences		(10)	803
Total Other comprehensive expenses		(114)	776
Equity attributable to the Parent	Note 15	5,271	5,883
Non-controlling interests	Note 17	2,332	2,723
Total equity		7,603	8,606

Liabilities

Grants		16	14
Provisions	Note 18	119	125
Non-current financial liabilities	Nota 19	9,091	9,491
Other non-current liabilities		3	1
Deferred tax liabilities	Nota 28	861	1,012
Total non-current liabilities		10,090	10,643

Provisions	Note 18	35	39
Current other financial liabilities	Note 19	552	676
Trade and other payables
Suppliers		841	852
Other payables		252	210
Current income tax liabilities		25	61
Total trade and other payables	Note 20	1,118	1,123
Other current liabilities	Note 21	314	318
Total current liabilities		2,019	2,156
Total liabilities		12,109	12,799

Total equity and liabilities		19,712	21,405

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

for the years 2025, 2024 and 2023

(Expressed in thousands of Euros)

	Reference	2025	2024	2023 (*)
Continuing Operations
Net revenue	Note 5 and 22	7,524	7,212	6,592
Cost of sales		(4,665)	(4,418)	(4,109)
Gross Margin		2,859	2,794	2,483
Research and development		(426)	(384)	(395)
Selling, general and administration expenses		(1,183)	(1,255)	(1,373)
Operating Expenses		(1,609)	(1,639)	(1,768)

Other income		1	—	3
Profit of equity accounted investees with similar activity to that of the Group	Note 10	(8)	37	64
Operating Result		1,243	1,192	782
Finance income		34	44	62
Finance costs		(625)	(714)	(597)
Dividends		2	2	—
Financial cost of sale of trade receivables	Note 13	(14)	(31)	(25)
Change in fair value of financial instruments		33	20	1
Impairment of financial assets		(3)	(9)	—
Exchange differences		(55)	(60)	(16)
Finance result	Note 25	(628)	(748)	(575)
Profit/(loss) of other equity accounted investees	Note 10	—	—	(1)
Profit before income tax		615	444	206
Income tax expense	Note 28	(115)	(231)	(43)
Consolidated net profit		500	213	163
Consolidated net profit attributable to:		500	213	163
Profit attributable to the Parent		402	157	42
Profit attributable to non-controlling interest	Note 17	98	56	121

Basic earnings per share (Euros)	Note 16	0.59	0.23	0.06

Diluted earnings per share (Euros)	Note 16	0.59	0.23	0.06

(*) (See Note 2.d)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years 2025, 2024 and 2023

(Expressed in millions of Euros)

	Reference	2025	2024	2023 (*)
Consolidated net profit		500	213	163
Translation differences		(1,052)	515	(304)
Equity accounted investees / Translation differences	Note 10	(3)	(19)	(62)
Other comprehensive income from non-current assets held for sale		—	(2)	2
Cash flow hedges - effective portion of changes in fair value		(1)	2	(22)
Cash flow hedges - amounts taken to profit or loss		—	(3)	23
Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss		(1,056)	493	(363)
Gains (losses) from defined benefit plans		6	3	(3)
Gains (losses) from financial assets measured at fair value through comprehensive income		(80)	(18)	—
Tax effect		(2)	(3)	2
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss		(76)	(18)	(1)

Total Other comprehensive income (loss) for the year		(1,132)	475	(364)
Total comprehensive income (loss) for the year		(632)	688	(201)
Total comprehensive income attributable to the Parent		(488)	526	(278)
Total comprehensive income attributable to non-controlling interests		(144)	162	77

(*) (See Note 2.d)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

31 December 2025, 2024 and 2023

(Expressed in millions of Euros)

	Reference	2025	2024	2023 (*)
Cash flows from operating activities
Profit before income tax		615	444	206
Adjustments for:		1,148	1,182	1,034
Amortization and depreciation	Note 24	450	438	446
Other adjustments:		698	744	588
(Profit) / losses on equity accounted investments	Note 10	8	(37)	(63)
Impairment of assets and net provision charges		49	73	101
(Profit) / losses on disposal of fixed assets		2	1	7
Government grants taken to income		(7)	(15)	(10)
Finance cost / (income)		628	681	556
Other adjustments		18	41	(3)
Change in operating assets and liabilities		(31)	23	(363)
Change in inventories		(97)	26	(411)
Change in trade and other receivables		(32)	(42)	(69)
Change in current financial assets and other current assets		4	10	13
Change in current trade and other payables		94	29	104
Other cash flows used in operating activities		(685)	(747)	(660)
Interest paid	Note 19(e)	(532)	(571)	(529)
Interest received		10	11	14
Income tax paid		(169)	(176)	(159)
Other paid		6	(11)	14
Net cash from/(used in) operating activities		1,047	902	217
Cash flows from investing activities
Payments for investments		(588)	(702)	(432)
Group companies, associates and business units	Note 3 and 10	(108)	(286)	(29)
Property, plant and equipment and intangible assets		(423)	(372)	(310)
Property, plant and equipment	Note 7	(265)	(233)	(224)
Intangible assets	Note 9	(158)	(139)	(86)
Other financial assets	Note 11 and 31	(57)	(44)	(93)
Proceeds from the sale of investments		9	1,588	38
Non-current assets held for sale		—	1,564	—
Property, plant and equipment		4	24	23
Other financial assets		5	—	15
Net cash (used in) investing activities		(579)	886	(394)
Cash flows from financing activities
Proceeds from and payments for financial liability instruments		(309)	(1,352)	171
Issue		1,360	4,007	1,638
Redemption and repayment		(1,550)	(5,248)	(1,351)
Lease payments	Note 8 and 19(e)	(119)	(111)	(116)
Dividends		(128)	(1)	—
Dividends paid	Note 15 and 17	(128)	(1)	—
Other cash flows used in financing activities		(92)	(6)	1
Financing costs included in the amortized cost of the debt		—	(58)	—
Acquisition of non-controlling interests	Note 17	(129)	—	—
Other amounts from / (used in) financing activities		37	52	1
Net cash from/(used in) financing activities		(529)	(1,359)	172
Effect of exchange rate fluctuations on cash		(94)	22	(15)
Net increase / (decrease) in cash and cash equivalents		(155)	451	(20)
Cash and cash equivalents at beginning of the year		980	529	549
Cash, restricted cash and cash equivalents at year end	Note 14	825	980	529

(*) (See Note 2.d)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity for the years ended
31 December 2025, 2024 and 2023

(Expressed in millions of Euros)

		Attributable to shareholders of the Parent Company
								Accumulated other comprehensive income					Equity to
					Profit attributable				Other	Other comprehensive	Other comprehensive		attributable
		Share	Share		to	Interim	Treasury	Translation	comprehensive	income from non-current	income from financial	Cash flow	to	Non-controlling
	Reference	Capital	Premium	Reserves	Parent	dividend	Stock	differences	income	assets held for sale	instruments valuation	hedges	Parent	interests	Equity
Balance at 31 December 2022		120	911	3,868	208	—	(162)	735	(8)	—	—	—	5,672	2,328	8,000
Adjustment (See Note 2.d)		—	—	—	(23)	—	—	—	—	—	—	—	(23)	—	(23)
Balance at 31 December 2022 (*)		120	911	3,868	185	—	(162)	735	(8)	—	—	—	5,649	2,328	7,977
Translation differences		—	—	—	—	—	—	(322)	—	—	—	—	(322)	(44)	(366)
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	1	1	—	1
Other comprehensive income		—	—	—	—	—	—	—	(1)	—	—	—	(1)	—	(1)
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	2	—	—	2	—	2
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	(322)	(1)	2	—	1	(320)	(44)	(364)
Profit/(loss) for the year		—	—	—	59	—	—	—	—	—	—	—	59	121	180
Total comprehensive income / (expense) for the year		—	—	—	59	—	—	(322)	(1)	2	—	1	(261)	77	(184)
Net change in treasury stock	Note 15(d)	—	—	—	—	—	9	—	—	—	—	—	9	—	9
Acquisition / Divestment of non-controlling interests	Note 15(c) and 17	—	—	(1)	—	—	—	—	—	—	—	—	(1)	—	(1)
Other changes		—	—	(11)	—	—	—	—	—	—	—	—	(11)	(260)	(271)
Distribution of 2022 profit:
Reserves		—	—	185	(185)	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	173	(185)	—	9	—	—	—	—	—	(3)	(260)	(263)
Balance at 31 December 2023		120	911	4,041	59	—	(153)	413	(9)	2	—	1	5,385	2,145	7,530
Adjustment (See Note 2.d)		—	—	—	(17)	—	—	—	—	—	—	—	(17)	—	(17)
Balance at 31 December 2023 (*)		120	911	4,041	42	—	(153)	413	(9)	2	—	1	5,368	2,145	7,513
Balance at 31 December 2023 (*)		120	911	4,041	42	—	(153)	413	(9)	2	—	1	5,368	2,145	7,513
Translation differences		—	—	—	—	—	—	390	—	—	—	—	390	106	496
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Other comprehensive income		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	(2)	—	—	(2)	—	(2)
Other comprehensive income from financial instruments valuation		—	—	—	—	—	—	—	—	—	(18)	—	(18)	—	(18)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	390	—	(2)	(18)	(1)	369	106	475
Profit/(loss) for the year		—	—	—	157	—	—	—	—	—	—	—	157	56	213
Total comprehensive income / (expense) for the year		—	—	—	157	—	—	390	—	(2)	(18)	(1)	526	162	688
Net change in treasury stock	Note 15 (d)	—	—	—	—	—	18	—	—	—	—	—	18	—	18
Acquisition / Divestment of non-controlling interests	Note 15(c) and 17	—	—	(10)	—	—	—	—	—	—	—	—	(10)	(26)	(36)
Other changes		—	—	(19)	—	—	—	—	—	—	—	—	(19)	508	489
Distribution of 2023 profit:
Reserves		—	—	42	(42)	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(66)	(66)
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	13	(42)	—	18	—	—	—	—	—	(11)	416	405
Balance at 31 December 2024		120	911	4,054	157	—	(135)	803	(9)	—	(18)	—	5,883	2,723	8,606
Adjustment (See Note 2.d)
Balance at 31 December 2024 (*)		120	911	4,054	157	—	(135)	803	(9)	—	(18)	—	5,883	2,723	8,606
Balance at 31 December 2024 (*)		120	911	4,054	157	—	(135)	803	(9)	—	(18)	—	5,883	2,723	8,606
Translation differences		—	—	—	—	—	—	(813)	—	—	—	—	(813)	(242)	(1,055)
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Other comprehensive income		—	—	—	—	—	—	—	4	—	—	—	4	—	4
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income from financial instruments valuation		—	—	—	—	—	—	—	—	—	(80)	—	(80)	—	(80)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	(813)	4	—	(80)	(1)	(890)	(242)	(1,132)
Profit/(loss) for the year		—	—	—	402	—	—	—	—	—	—	—	402	98	500
Total comprehensive income / (expense) for the year		—	—	—	402	—	—	(813)	4	—	(80)	(1)	(488)	(144)	(632)
Net change in treasury stock	Note 15(d)	—	—	—	—	—	4	—	—	—	—	—	4	—	4
Acquisition / Divestment of non-controlling interests	Note 15(c) and 17	—	—	(28)	—	—	—	—	—	—	—	—	(28)	(110)	(138)
Other changes		—	—	2	—	—	—	—	—	—	—	—	2	4	6
Distribution of 2024 profit:
Reserves		—	—	157	(157)	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(141)	(141)
Interim dividend		—	—	—	—	(102)	—	—	—	—	—	—	(102)	—	(102)
Operations with shareholders or owners		—	—	131	(157)	(102)	4	—	—	—	—	—	(124)	(247)	(371)
Balance at 31 December 2025		120	911	4,185	402	(102)	(131)	(10)	(5)	—	(98)	(1)	5,271	2,332	7,603

(*) (See Note 2.d)

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(1)	Nature, Principal Activities and Subsidiaries

Grifols, S.A. and its subsidiaries (hereinafter, the “Group” or “Grifols”) form an integrated and diversified business group, specialized in the development of plasma-derived medicines (hemoderivatives). Thanks to the collaboration of donors across its global network of donation centers, the Group contributes daily to improving the quality of life of millions of patients with rare and chronic diseases. In addition, Grifols stands out in the field of diagnostic solutions and transfusion medicine, reinforcing the safety of the global blood supply and providing biological materials for research and pharmaceutical manufacturing.

The main manufacturing facilities of the Group’s Spanish companies are located in Parets del Vallès (Barcelona) and Torres de Cotilla (Murcia), while those of its North American companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). Additionally, Grifols has plants in Dublin (Ireland), Montreal (Canada), and Dreieich (Germany).

Annex I lists the main companies that make up the Group, as well as their activity, main corporate purpose, registered address, date of incorporation, the Group’s effective ownership percentage, and their consolidation method.

The parent company of the Group is Grifols, S.A. (hereinafter, the “Company”), a public limited company incorporated for an indefinite period in Spain on June 22, 1987. Its registered office and tax address are located at Avinguda de la Generalitat 152-158, 08174 Sant Cugat del Vallès, Barcelona.

The Company’s principal activity consists of providing administration, management and control services to companies and businesses, as well as investing in tangible and intangible assets, mainly in relation to its subsidiary companies.

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). Additionally, Class B non-voting shares (ADRs) are listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

(2)Basis of Presentation

The consolidated annual financial statements have been prepared on the basis of the accounting records of Grifols, S.A. and the entities included in the Group. The consolidated annual financial statements for the year 2025 and the comparative figures have been prepared in accordance with the International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (IFRS‑IASB), which, for the purposes of the Group, are identical to the International Financial Reporting Standards as adopted by the European Union (EU‑IFRS) to present a true and fair view of the consolidated equity and consolidated financial position of Grifols, S.A. and its subsidiaries as of 31 December 2025, and of the consolidated results of operations, consolidated cash flows and consolidated changes in equity for the financial year then ended.

The Board of Directors of Grifols, S.A. estimate that he consolidated financial statements for fiscal year 2025, which were formulated on April, 16 2026, will be approved by the General Shareholders’ Meeting without any modifications.

The figures set out in these consolidated financial statements are stated in millions Euro, unless indicated otherwise.

These consolidated financial statements for 2025 show comparative figures for 2024 and 2023 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for 2025, 2024 and 2023 and the consolidated balance sheet for 2025 and 2024, the effects of the application new standards described in note 2 must be taken into account.

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2025 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

a)    Relevant accounting estimates, assumptions and judgments used when applying accounting principles

The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) requires Management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and, consequently, the reported amounts of assets, liabilities, income and expenses.

These estimates and assumptions are based on the best information available at the date of preparation of the consolidated financial statements and on the Group’s historical experience, as well as on reasonable expectations regarding the future development of the economic, regulatory, technological and market environment in which the Group operates. However, given the inherently subjective nature of certain estimates, actual results may differ from those estimates, which could have a significant effect on the consolidated financial statements in future periods.

The most relevant accounting estimates and the most significant judgments applied by Management in the preparation of the consolidated financial statements are detailed below.

Critical accounting estimates

●	Recoverable amount of non-current assets, useful lives and goodwill, and fair value in business combinations or corporate transactions.

The accounting for non-current assets and goodwill requires the application of significant estimates and judgments, both at initial recognition and in subsequent measurement.

In particular, the Group is required to estimate (i) the useful lives of tangible and intangible assets, (ii) the recoverable amount of the non-current assets when there are indicators of impairment and, at least annually in the case of assets with indefinite useful lives and goodwill, (iii) the fair value of the non-current assets recognised in business combinations or in corporate transactions that involve a change of control or significant influence.

i)Property, plant and equipment and intangible assets: useful lives

The determination of the useful lives of property, plant and equipment and intangible assets is based on the estimation of the period over which such assets are expected to generate economic benefits for the Group. This assessment requires consideration of legal, technological, functional and economic factors, such as:

●	expected technological developments,
●	commercial life cycles of pharmaceutical products,
●	changes in regulatory frameworks, where applicable, and
●	the frequency of use of the assets and their physical wear and tear.
ii)Property, plant and equipment, intangible assets and investments in associates: recoverable amount

The Group also assesses whether there are any indicators of impairment for its amortising non-current assets and, when such indicators are identified, estimates the recoverable amount of those assets. When the recoverable amount is lower than the carrying amount, the Group recognises an impairment loss.

In identifying indicators of impairment, the Group considers, among others, the following internal and external factors:

●	developments in the macroeconomic environment,
●	changes in the regulatory framework,
●	increased competition,
●	technological obsolescence,

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	cancellation or delay of research and development projects,
●	deterioration in the commercial performance of certain products, and
●	significant changes in the business model.

These factors may affect both the expected amount of future cash flows and the timing of their generation.

In the case of intangible assets with indefinite useful lives, the recoverable amount is determined annually (Note 4(g)).

iii)Goodwill and cash-generating units (CGUs): recoverable amount

Goodwill is not amortized and is tested for impairment, at least annually, at the level of the cash-generating units (CGUs) to which it has been allocated.

The determination of the recoverable amount of a CGU primarily requires:

●	The preparation of future cash flow projections based on approved business plans, which include assumptions such as: (i) sales growth, (ii) expected operating margins, (iii) future investment plans and requirements.
●	The determination of the success of research and development projects - understood as the probability that the final outcome of a clinical trial will be successful - as well as the perpetual growth rates and the appropriate discount rates that reflect the inherent risks of the business.

In the pharmaceutical industry, these assumptions are influenced by factors such as the development of the product pipeline, the results of clinical trials, the obtaining of regulatory approvals, the expected commercial life of products, the emergence of substitute products and changes in pricing policies, among others.

Given the inherently uncertain nature of many of the assumptions used, reasonably possible changes in key estimates could give rise to significant impacts on the carrying amounts of these assets in future periods. For this reason, the Group periodically reviews the appropriateness of the assumptions applied and their alignment with the strategic plan approved by Management and with the environment in which it operates. In this regard, sensitivity analyses are presented in the most relevant cases (Note 6).

iv)Fair value in business combinations and initial recognition of assets

In business combinations, the Group determines the fair value of the assets acquired and liabilities assumed at the acquisition date.

This process first requires judgment in identifying the assets and liabilities that arise and are recognised at the time of the business combination, such as:

●	intangible assets related to product portfolio or to products under development,
●	customer relationships,
●	technology assets, and
●	contingent liabilities.

Subsequently, the fair value of the assets and liabilities identified in the business combination is estimated, which involves the use of valuation techniques and the application of relevant assumptions, particularly in relation to:

●	projections of future cash flows,
●	success rates and launch timelines for products under development,
●	discount rates,
●	long-term growth rates, and
●	the economic useful lives of the identified assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

These estimates are particularly relevant in the valuation of intangible assets associated with product portfolio, products under development, technologies and commercial relationships, where the assumptions would be significantly affected, among other factors, by the clinical and commercial success of the products, changes in the regulatory and economic environment and the launch of competing products (Notes 3 and 4(a)).

v)Retained interests after corporate transactions

As a result of a corporate transaction – for example, when significant influence is lost but an interest is retained, or when control is obtained over an investment that was previously classified as an associate – the fair value of the retained interest or of the previously held interest must be determined at initial recognition.

When the entity is not listed, the determination of this fair value is performed using valuation techniques such as:

●	market multiples, or
●	discounted cash flow projections, for which relevant assumptions are applied to estimate long-term operating results, recurring investment levels in productive assets, discount rates and perpetual growth rates.

These variables are highly influenced by the future evolution of the economic, competitive, regulatory and technological environment, which implies a significant degree of judgment in their determination.

●	Capitalisation of development costs as an intangible asset

The Group capitalises development costs when the criteria set out in IAS 38 are met, which requires significant judgment by Management.

The key criteria in this area are the technical feasibility of the product, the Group’s ability to commercially exploit the developments, and the expectation that they will generate sufficient future economic benefits to recover the carrying amount of the capitalised assets (Note 4(d)).

●	Valuation of inventories and assessment of their recoverability

Inventories are measured at the lower of cost and net realisable value. This assessment depends on factors such as:

–	annual regulatory certifications,
–	commercial and regulatory changes affecting selling prices,
–	the launch of substitute products by competitors,
–	the expected evolution of product demand over the next 12 months, and
–	product life cycles.

Management periodically assesses the recoverability of inventories and records the necessary write-downs when there is evidence of obsolescence or when the carrying amount exceeds net realisable value.

●	Deferred taxes and uncertain tax positions

The recognition of deferred tax assets, mainly in respect of tax losses and deductible temporary differences, requires the determination of future taxable profits, the estimation of the timing at which such assets will become deductible and the expected timing of the reversal of deferred tax liabilities. This assessment is based on the Group’s tax planning within the applicable regulatory framework (Note 4(q)).

In addition, the determination of income tax expense requires significant judgment in relation to the interpretation of the tax legislation in force in the different jurisdictions in which the Group operates, assessing the probability that the tax authorities will accept the positions adopted and estimating the amount that, where applicable, should be recognised as a contingent liability (Note 28).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Provisions and contingent liabilities

The Group recognises provisions when there is a present obligation, whether legal or implicit, arising from past events, the settlement of which is probable to require an outflow of resources and can be reliably estimated. The amount of the provision represents the Group’s best estimate of the expenditure required to settle the corresponding obligation.

The determination of this amount involves significant judgment and the use of estimates that take into account:

–	the best information available at the reporting date, including the assessment of the probability of occurrence of the event,
–	the opinion of independent experts, where appropriate, and
–	the evaluation of legal, tax, regulatory or contractual risks.

Due to the uncertainty inherent in these estimates, the actual outflows may differ from the amounts initially recognised (Notes 18 y 29).

●	Valuation of financial instruments

The determination of the fair value of certain financial instruments requires the use of valuation techniques that incorporate assumptions relating to observable and unobservable market variables, such as interest rates, foreign exchange rates, volatility and the credit risk of the counterparties. When quoted prices in active markets are not available, these valuations involve a higher degree of estimation and judgment (Notes 29 y 30).

In the case of call options over equity interests, the valuation model is based on the following elements:

–	fair value of the shares,
–	exercise price,
–	risk-free interest rate,
–	term of the option,
–	volatility, and
–	dividend yield.

The Group does not recognise any asset in respect of the valuation of financial instruments corresponding to call options over equity interests, as the amounts are not significant, given the wide range of positive variability in the estimates (Note 29).

These estimates may be affected by changes in market conditions and in the financial environment, among other factors.

●	Determination of rebates and chargebacks in the United States

The mechanism of chargeback discounts in the United States does not depend solely on the Group’s sales to the wholesale distributor, but also on the type of end customer to whom the wholesaler subsequently sells the product in the United States. Distributors are responsible for applying the chargeback only at the time of sale to the end customer, and the discount percentage varies significantly depending on the category of customer. End customers are grouped into categories with very different discount levels; for example, the governmental customer category generates significantly higher discounts than other categories.

Accordingly, the provision for chargebacks is recognised at the time of sale to the distributor and its estimation is based on historical settlement experience, the applicable contractual terms, the level of inventory held by distributors and the application of different discount levels depending on the expected mix of end customers to whom the distributor will sell the product (Note 4(p)).

Small changes in the assumptions used may have a significant impact on the revenue recognised.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Key judgments in the application of accounting policies

●	Assessment of control over investees

The determination of whether or not the Group controls an investee requires significant judgment and is not based solely on holding an ownership interest in excess of 50.01%.

For this purpose, the Group analyses factors such as:

–	existing voting rights that provide a majority in relevant decision-making,
–	potential voting rights, considering those that are exercisable at the reporting date (Nota 29(c)),
–	rights arising from contractual arrangements and shareholders’ agreements,
–	the ability to direct the relevant activities, and
–	exposure to variable returns.

In the entities listed below, although the Group holds ownership interests of less than 50.01%, they are fully consolidated, mainly due to contractual arrangements and potential voting rights associated with call options that are (i) substantive, (ii) exercisable at the reporting date and (iii) financially feasible, which allows the conclusion that the Group has control (Note 17):

Entity	Ownership Interest
Haema GmbH (1)	—
BPC Plasma, Inc (1)	—
Plasmavita Healthcare GmbH (2)	50%
Grifols (Thailand) Pte Ltd (3)	48%
(1)	Potential voting rights associated with repurchase options — which are (i) substantive, (ii) exercisable at the reporting date and (iii) financially feasible — support the conclusion that control is retained over both entities.
(2)	Contractual arrangements between shareholders that grant a majority of decision‑making rights, and therefore control over the entity.
(3)	The percentage of voting shares held grants a majority of the voting rights and, consequently, control over the entity.
●	Assessment of significant influence

In general, significant influence is presumed when the Group holds an ownership interest of more than 20%. However, in determining whether significant influence exists, the Group considers not only the percentage of ownership and potential voting rights exercisable at the reporting date, but also qualitative factors such as representation on the Board of Directors, participation in key operating decisions such as approval of the business plan, dividend policy and budgets, as well as the involvement of management personnel with decision-making authority.

The investment listed below, in which the Group holds a 50.1% ownership interest, is accounted for using the equity method, as the contractual arrangements and governance structure limit the Group’s ability to control the entity but grant it the ability to influence its financial and operating policies (Note 10).

Entity	Ownership Interest
Grifols Canada Plasma, Inc. (formerly Canadian Plasma Resources Corporation)	50.1%

●	Classification of financial instruments as equity or liability

The classification of certain financial instruments as either equity instruments or financial liabilities requires the application of complex judgments, particularly when, under certain circumstances, they could give rise to a cash outflow for the Group (Note 15 y 19(d)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Assessment of specific contractual obligations

In certain contracts, the Group must assess whether there are contractual or implicit obligations that give rise to the recognition of liabilities or to the reclassification of certain instruments. These assessments require a detailed analysis of the contractual terms and their economic substance.

In relation to the contractual obligations arising from the agreement entered into with Haier for the sale of 20% of the shares in Shanghai RAAS, it has been concluded that:(i) as of the reporting date, the probability of an outflow of resources to Haier is very low, since—based on the analysis of different scenarios—it is expected that Grifols will meet the aggregate EBITDA amount corresponding to the 2024–2028 periods of the Grifols Diagnostic Solutions Group (Note 29(d)); and (ii) there is no contractual obligation for the Company to use its “commercially reasonable efforts” to cause its investee, Grifols Diagnostic Solutions, Inc., to declare and distribute dividends to its shareholders.

●	Leases

Lease contracts in which Grifols acts as lessee include extension options or early termination options. The estimation of the lease term involves significant judgment in determining the total number of years to be included in the measurement of the lease asset and lease liability. This term is determined by considering the business plan approved by Management. Any subsequent change in the lease term could have a significant impact on the amounts of lease assets and lease liabilities already recognised (Note 4(f)).

●	Climate change and its potential impacts

The Group periodically analyses the physical and transition risks associated with climate change, considering international scenarios and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Based on the information currently available, no material impacts have been identified that would require adjustments to the financial statements; however, these judgments could change in the future as a result of regulatory, technological or market developments (Note).

No changes have occurred in the judgments applied in prior periods in relation to existing uncertainties.

The Group is also exposed to risks related to changes in interest rates and foreign exchange rates. Reference is made to the sensitivity analyses included in Note 30.

b)Changes in the scope of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2025, 2024 and 2023, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In 2025

i)	Business combinations or other acquisitions or increases in ownership interest in subsidiaries, joint arrangements and/or investments in associates:

	31/12/2025
						% total voting
				Consolidation	% voting rights	rights following
Name	Parent	Description	Date	method	acquired	acquisition (1)
Araclon Biotech S.L. (2)	Grifols Innovation and New Technologies Limited	Acquisition	March and December	Full consolidation	1.27%	77.12%
Biotest AG (2)	Grifols S.A. y Grifols Biotest Holdings, GmbH	Acquisition	February, June, September, October	Full consolidation	2.11%	99.25%
Biotest MidCo GmbH (formerly Blitz F25-957 GmbH) (2)	Grifols S.A.	Acquisition	March	Full consolidation	100.00%	100.00%
Biotest Management GmbH (formerly Blitz F25-958 GmbH) (2)	Biotest MidCo GmbH	Acquisition	March	Full consolidation	100.00%	100.00%
Grifols Canada Plasma, Inc. (formerly Canadian Plasma Resources Corporation)	Grifols Canada Plasma II Inc.	Acquisition	November	Equity method	50.10%	50.10%
(1)	Percentage corresponding to the direct and indirect stake of the next higher parent company in the subsidiary/associate.
(2)	See Note 17.
ii)	Decrease in ownership interests in subsidiaries, joint arrangements and/or investments in associates or other similar transactions:

	31/12/2025
						% total voting
					% voting rights	rights in entity
				Consolidation	disposed of or	following
Name	Parent	Description	Date	method	derecognized	disposal (1)
Biotest (UK) Ltd.	Grifols UK Ltd.	Merged	February	Full consolidation	100.00%	—%
Medcom Advance, S.A.	Grifols Innovation and New Technologies Limited	Dissolved	February	Equity method	45.00%	—%
Biotek America LLC (“ITK JV”)(2)	Grifols Bio North America LLC	Dissolved	February	Joint operation	75.00%	—%
Grifols Pyrenees Research Center, S.L.	Grifols Innovation and New Technologies Limited	Dissolved	March	Full consolidation	100.00%	—%
Grifols Colombia, Ltda	Grifols, S.A.	Dissolved	December	Full consolidation	100.00%	—%
(1)	Percentage corresponding to the direct and indirect stake of the next higher parent company in the subsidiary/join operation.
(2)	In February 2025, the contractual agreement that provided the Group joint control over Biotek America LLC — previously classified as a joint operation — came to an end. Consequently, from that date onwards, the Group ceased recognizing its share of the assets, liabilities, income, and expenses associated with said joint operation (see Note 10).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In 2024:

i)	Business combinations or other acquisitions or increases in ownership interest in subsidiaries, joint arrangements and/or investments in associates.:

	31/12/2024
						% total voting
				Consolidation	% voting rights	rights following
Name	Parent	Description	Date	method	acquired	acquisition (1)
Grifols Pyrenees Research Center, S.L.	Grifols Innovation and New Technologies Limited	Acquisition	July	Full consolidation	20.00%	100.00%
Haema Plasma Kft.	Grifols Worldwide Operations Limited	Acquisition	October	Full consolidation	—%	100.00%
Grifols Malaysia SDN BHD (2)	Grifols Asia Pacifit Pte Ltd	Acquisition	October	Full consolidation	51.00%	100.00%
(1)	Percentage corresponding to the direct and indirect stake of the next higher parent company in the subsidiary.
(2)	The Group acquired 51% of Grifols Malaysia Sdn Bhd in November 2024; however, it already held the majority of the economic and voting rights by virtue of the shareholders’ agreement and a pledge over the shares.
ii)	Decrease in ownership interests in subsidiaries, joint arrangements and/or investments in associates or other similar transactions:

	31/12/2024
						% total voting
					% voting rights	rights in entity
				Consolidation	disposed of or	following
Name	Parent	Description	Date	method	derecognized	disposal (1)
Biotest Italy, S.R.L.	Grifols Italia, S.p.A.	Merged	January	Full consolidation	100.00%	—%
Biotest Medical, S.L.U.	Grifols Movaco, S.A.	Merged	January	Full consolidation	100.00%	—%
Biotest Farmaceutica LTDA	Grifols Brasil Ltda.	Merged	January	Full consolidation	100.00%	—%
Biotest France SAS	Grifols France S.A.R.L.	Merged	January	Full consolidation	100.00%	—%
Mecwins, S.A.	Progenika Biopharma, S.A.	Reclassification due to loss of significant influence	December	Equity method	24.59%	—%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In 2023:

i)	Business combinations or other acquisitions or increases in ownership interest in subsidiaries, joint arrangements and/or investments in associates:

	31/12/2023
						% total voting rights
				Consolidation	% voting rights	following
Name	Parent	Description	Date	method	acquired	acquisition (1)
Kiro Grifols, S.L.	Grifols, S.A.	Acquisition	July	Full consolidation	10.00%	100.00%
AlbaJuna Therapeutics, S.L.	Grifols Innovation and New Technologies Ltd	Acquisition	October	Full consolidation	51.00%	100.00%
Biotest (UK) Ltd.	Grifols UK Ltd.	Acquisition	June	Full consolidation	100.00%	100.00%
Biomat Holdings, LLC	Grifols Bio North America LLC	Incorporation	July	Full consolidation	100.00%	100.00%
Grifols Plasma Canada - Ontario Inc	Grifols Canada Plasma II Inc.	Incorporation	April	Full consolidation	100.00%	100.00%
(1)	Percentage corresponding to the direct and indirect stake of the next higher parent company in the subsidiary.
ii)	Decrease in ownership interests in subsidiaries, joint arrangements and/or investments in associates or other similar transactions:

	31/12/2023
					% voting rights	% total voting rights
				Consolidation	disposed of or	in entity following
Name	Parent	Description	Date	method	derecognized	disposal (1)
Grifols Escrow Issuer, S.A.	Grifols, S.A.	Merged	January	Full consolidation	100.00%	—%
Gripdan Invest, S.L.	Grifols, S.A.	Merged	January	Full consolidation	100.00%	—%
Access Biologicals LLC	Grifols Bio Supplies, Inc.	Merged	April	Full consolidation	100.00%	—%
Chiquito Acquisition Corp.	Grifols Bio Supplies, Inc.	Merged	April	Full consolidation	100.00%	—%
Geotech LLC	Grifols Shared Services North America Inc.	Dissolved	June	Full consolidation	100.00%	—%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

c)   Amendments to IFRS in 2025

As of the date of preparation of these annual financial statements, the following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force and, therefore, have been taken into account in the preparation of these consolidated financial statements:

Effective in 2025

Mandatory application for annual periods
beginning on or after:
Standards		EU effective date	IASB effective date
IAS 1	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	1 January 2025	1 January 2025

The application of these standards and interpretations has had no significant impact on these consolidated financial statements.

Standards issued but not effective at 31 December 2025

At the date these consolidated financial statements were authorized for issue, the following IFRS and amendments have been published by the IASB but their application is not mandatory until the future periods indicated below:

Mandatory application for annual periods
beginning on or after:
Standards		EU effective date	IASB effective date
IFRS 9 / IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	1 January 2026	1 January 2026

IFRS 9 / IFRS 7	Contracts referencing Nature-dependent Electricity	1 January 2026	1 January 2026
	Annual Improvements Volume 11	1 January 2026	1 January 2026

IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027	1 January 2027

IFRS 19	Subsidiaries without Public Accountability: Disclosures	Pending	1 January 2027

IFRS 19	without Public Accountability:	Pending	1 January 2027

IAS 21	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency	Pending	1 January 2027

The Group has not applied any of these standards or interpretations in advance of their effective date.

Management is currently assessing the potential impacts that the adoption of these standards and amendments may have on the consolidated financial statements upon initial application. In particular, the adoption of IFRS 18 — which will replace IAS 1 and will be applicable for annual periods beginning on or after January 1, 2027, with retrospective application unless specific transitional provisions are established — is expected to introduce significant changes in presentation and disclosures, with a primary focus on the Consolidated Statement of Profit and Loss. Specifically, the standard:

(i)defines a structured layout for the statement of profit or loss aimed at enhancing comparability and transparency across entities by classifying income and expenses into five categories (operating, investing, financing, income taxes and discontinued operations) and requiring the presentation of defined subtotals, including operating profit (or loss);
(ii)introduces disclosure requirements for certain management‑defined performance measures when used to publicly communicate the Group’s financial and operational performance; and

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(iii) reinforces the importance of appropriate aggregation and disaggregation of financial information to ensure that disclosures are relevant, useful and transparent for users of the financial statements. IFRS 18 does not affect the recognition or measurement of assets, liabilities, income or expenses; however, it will affect the presentation of certain subtotals in the statement of profit or loss — particularly operating profit — due to the new structure required by the standard, as well as the presentation and reconciliation of certain performance measures used by Management. The Group is currently evaluating the potential impacts of this standard, including the assessment of implications for processes, systems and controls associated with the preparation of financial information, with particular focus on:
●	definition and composition of operating profit under the new structure;
●	reclassification of certain items across categories (operating / investing / financing), where applicable;
●	new disclosure requirements relating to management‑defined performance measures and their reconciliations to IFRS‑defined subtotals; and
●	effects on the presentation of comparative information due to the retrospective application of the standard.

Regarding the remaining standards and interpretations effective in 2026 and 2027, no significant impacts on the consolidated financial statements are expected.

d)   Changes in accounting criteria and corrections of error

In the consolidated financial statements for fiscal year 2024, the Group applied certain error corrections related to the accounting classification of the joint operation Biotek America LLC and the initial treatment of the investment in Shanghai RAAS Blood Products Co. Ltd. These corrections affected the comparative figures for fiscal years 2022 and 2023 and were described in detail in the notes to the 2024 financial statements. The present consolidated financial statements for 2025 already fully incorporate these adjustments, and no additional errors or changes in accounting policies have been identified during the year.

Detailed information regarding the nature and impact of these adjustments is available in the consolidated annual statements for fiscal year 2024.

With respect to Biotek America LLC, it was concluded that the arrangement should have been treated as a joint operation from its inception, which required the proportional recognition of the corresponding assets, liabilities, and results. The correction resulted in the recognition, as of December 31, 2023, of the joint operation’s assets and liabilities amounting to Euro 151 million and Euro 191 million, respectively, and in the recognition of a negative adjustment to reserves of 40 million euros, net of translation differences, corresponding to accumulated losses for fiscal years 2021 and 2022. It also resulted in a reduction in the profit attributable to the parent company of Euro 23 million in 2022 and Euro 17 million in 2023.

As regards Shanghai RAAS, it was identified that, in the initial recognition of the investment in 2020, the amount corresponding to the indirect interest in Grifols Diagnostic Solutions, Inc. should have been excluded. In accordance with the applicable accounting policy, this amount should have been recorded against the investment in SRAAS rather than against reserves. The correction resulted in a reduction in the carrying amount of the investment and in consolidated reserves totaling Euro 457 million, with no impact on the income statement of the affected fiscal years.

(3)Business Combinations and Divestments

2025

a)	Immunotek Plasma Centers - Group 3&4

In accordance with the agreements in force between Grifols Bio North America LLC (“GBNA”) and Immunotek GH LLC (“Immunotek”) (the “Immunotek Collaboration Agreement”), effective January 2, 2025, GBNA acquired a group of 8 plasma collection centers in the U.S. (the “Group 3 Centers”) from Immunotek for a total net amount of approximately US Dollars 79 million (Euros 75 million at the exchange rate prevailing on the transaction date).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Likewise, and despite the fact that the Collaboration Agreement with Immunotek provided that the acquisition of the Group 4 Centers (defined below) would be carried out in January 2026, in response to the strategic decision to optimize operational efficiency, Immunotek and Grifols signed an amendment to the Collaboration Agreement with Immunotek then in force, pursuant to which, effective 3 February 2025, GBNA acquired from Immunotek the last 6 plasma collection centers in the U.S. (the “Group 4 Centers”), for a purchase price of approximately US Dollars 62 million (Euros 59 million at the exchange rate prevailing on the transaction date), with payment of the price deferred until January 2, 2026 (as provided for in the original Immunotek Collaboration Agreement). As a result of the above, Grifols has recognized a short-term liability in 2025 for the deferred amount of the acquisition of the Group 4 Centers.

The deferred payment obligation was formalized by a promissory note between Biomat Holdings LLC, as issuer, and initially held by Immunotek, as holder of the note, for an aggregate amount of US Dollars 70 million (Euro 60 million) (hereinafter, the “Note”). This amount included, in addition to the purchase price, the management fees related to the centers until May 2025 and an implicit financing component representing the deferral in the purchase price, amounting in aggregate US Dollars 8 million (Euro 7 million). Subsequently, Immunotek assigned the Note to a subsidiary of a financial institution. The Note matured on 2 January 2026, on which date it was fully settled. The Group 4 Centers were encumbered as collateral of the promissory note and (following the same guarantee provided by Grifols S.A. under the Collaboration Agreement with Immunotek) the promissory note was guaranteed by Grifols, S.A.

Therefore, and following the acquisition of the Group 3 Centers and the Group 4 Centers, Grifols has gained control of the 14 centers in 2025 (previously integrated within a joint operation) and now owns and fully manages as of 1 May 2025, through its subsidiary Biomat Holdings LLC, the 28 plasma collection centers in the U.S. developed by Immunotek under the Collaboration Agreement with Immunotek. The collaboration with Immunotek has ended, and GBNA is no longer part of the joint operation, Biotek America LLC.

Grifols has applied the requirements for a business combination carried out in stages. However, considering that (i) Grifols’ effective participation in the joint operation is null and void and (ii) all of the assets and liabilities related to the joint operation are already recognized in the consolidated financial statements, the difference between the consideration paid and the fair value of the assets and liabilities, which does not differ from their carrying amount, It has been recognized as goodwill at the date of acquisition.

The aggregate detail of the cost of the business combination and goodwill as of the acquisition date is shown below:

	Millions of Euros	Millions of US Dollar
Consideration	268	281
Advance payment	(134)	(140)
Net consideration	134	141
Step-up of net assets adquired[1]	—	—
Goodwill	268	281
Adjustments from acquisition [2]	(27)	(28)
Goodwill, net of adjustments	241	253

1There is no revaluation of net assets since the fair value of the same does not differ from their carrying value, which was previously recognized in the consolidated financial statements in the context of a joint operation.

2The adjustments resulting from the acquisition relate primarily to the elimination of the net balance payable that the silos maintained with ImmunoTek. Such balances are the accumulated losses from the silos, which are allocated to ImmunoTek in accordance with the terms of the contract.

The resulting goodwill is allocated to the Biopharma segment and includes the donor database, licenses and workforce.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Finally, on 3 February 2025, Immunotek released three of the five warranties that Grifols Shared Services North America, Inc. (a wholly-owned subsidiary managed by Grifols) had granted to Immunotek in June 2023 for certain leases related to certain Immunotek plasma collection centers outside of the collaboration under the Biotek America LLC joint operation. The remaining two guarantees, totaling approximately US Dollars 20 million, remain in force and are expected to remain in effect for as long as the leases remain in effect, with their balance being reduced as the lease term in question is reduced.

If the acquisition had taken place on January 1, 2025, the Group’s revenue and net profit would not have changed, since the Group was already integrating those centers as a joint operation (see Note 10).

2024

b)	Immunotek Plasma Centers - Group 1&2

As a result of the collaboration agreement signed with ImmunoTek GH, LLC, Grifols acquired 7 silos on April 1, 2024 and 7 silos on July 1, 2024, one silo for each plasma center for an amount of US Dollars 135 million and US Dollars 131 million, respectively (Euros 121 million and Euros 125 million, respectively, at the exchange rate on the transaction date). These transactions enabled Grifols to gain control of the 14 centers as of their acquisition date in 2024, which had previously been considered within a joint operation.

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

During 2025, and within 12 months from the acquisition date, the Group completed the analysis of adjustments arising from the acquisition, which resulted in an adjustment to goodwill amounting to Euros 3 million (US Dollars 3 million).

	Millions of Euros	Millions of US Dollar
Consideration paid	246	266
Step-up of net assets [1]	—	—
Goodwill	246	266
Adjustments from the acquisition [2]	(10)	(10)
Goodwill, net of adjustments	236	256

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

2023

c)	Saskatoon plasma center

On 7 July, 2023, Grifols, through its 100% owned subsidiary Grifols Canada Plasma I (formerly Grifols Canada Plasma, Inc.), acquired a plasma donation center from Canadian Plasma Resources Corporation which was a business in accordance with IFRS 3. The purchase price was Canadian Dollars 12 million (Euros 8 million).

As of the acquisition date, the goodwill recognized (Note 6), resulting from the cost of the business combination and the fair value of the net assets acquired, amounted to Euros 8 million (Canadian Dollars 11 million).

The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce. The entire goodwill is considered tax deductible.

d)	Albajuna Therapeutics, S.L.

On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited (GIANT), reached an agreement to acquire the remaining of the 51% of the shares of Albajuna Therapeutics, S.L. (hereinafter “Albajuna”) for a total amount of 1 euro.

In 2016, Grifols made a capital investment of Euros 4 million in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders’ Agreement of January 2016, Grifols held a 49% of the shares in the company’s capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 whose main activity is the development and manufacture of therapeutic antibodies against HIV.

As of the acquisition date, the goodwill recognized (Note 6) amounted to Euros 2 million. This amount resulted from the difference between the consideration transferred and the value of the net assets acquired, whose total amount is Euros 2 million and was mainly composed of non‑current financial liabilities.

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

Transactions and balances with Group companies and unrealized gains or losses have been eliminated in the consolidation process.

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

The Group recognizes identifiable assets acquired and liabilities and contingent liabilities assumed at fair value at the acquisition date. Non-current assets held for sale, liabilities for employee compensation, transactions with payments based on equity instruments, deferred tax assets and liabilities and right-of-use assets and lease liabilities are excluded from the application of this criterion.

The positive difference between the acquisition cost of the business and the fair value of the identifiable net assets is recognized as goodwill. If the difference is negative, it is recognized as a gain in the consolidated statement of profit and loss, as a bargain purchase.

When settlement of any part of the cash consideration is deferred, amounts payable in the future are discounted to their present value at the date of exchange.

The contingent consideration is recognized at fair value on the acquisition date and is classified as equity or as a financial liability based on the criteria established in IAS 32 “Financial Instruments: Presentation”. Amounts classified as a financial liability are subsequently remeasured at fair value, with changes in fair value recognized in profit or loss.

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

If the business combination is achieved in stages, the carrying amount of the previously held interest in the acquire’s equity is remeasured at its fair value on the acquisition date, with any resulting gain or loss recognized in profit or loss.

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

Joint transactions are considered when the participants in the joint arrangement are entitled to the assets and obligations in respect of the liabilities. This type of arrangement is consolidated proportionally integrating the assets and liabilities related to the transaction as described in note 10.

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

The translation of foreign operations whose functional currency is not that of a hyperinflationary country has been made by applying the following criteria:

●	Assets and liabilities, including goodwill and adjustments to net assets arising from the acquisition of businesses, are translated at the closing exchange rate at each balance sheet date;
●	Revenues, income, expenses and losses are translated at the average exchange rate of the previous month, as an approximation of the exchange rate at the date of the transaction;

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Translation differences resulting from the application of the above criteria are recognized in other comprehensive income and they are presented as a separate component of equity. Upon the full disposal of such foreign operation, the cumulative amount of exchange differences relating to the foreign operation, previously recognized in other comprehensive income, is reclassified from equity to profit or loss at the time the gain or loss on disposal is recognized. Furthermore, the treatment of translation differences applied by the Group in the following corporate transactions involving a foreign operation is as follows:

Disposal of a subsidiary or associate that includes a foreign operation	Treatment of translation differences
Disposal of an interest in a subsidiary without loss of control	Translation differences are attributed to the non-controlling interests in proportion to their ownership interest. No impact is recognized in profit or loss.
Disposal of an interest in a subsidiary resulting in loss of control and retention of significant influence	The full amount of translation differences is reclassified to profit or loss.
Disposal of an interest in an associate without loss of significant influence	Translation differences are reclassified to profit or loss in proportion to the interest disposed of.
Disposal of an interest in a subsidiary or associate where the retained interest is accounted for as a financial investment	The full amount of translation differences is reclassified to profit or loss.
Impairment of a foreign investment	No impact
Conversion of a “net investment in a foreign operation” loan in a equity instrument	No impact
Full or partial repayment of quasi-equity loan

Provided that the repayment does not result in a change in the Group’s ownership interest in the foreign operation or a loss of control, such repayment is not considered a disposal and, accordingly, no reclassification to profit or loss is recognized.

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

The Group amortizes its intangible assets with finite useful lives by distributing the cost of the assets on a straightline basis according to the following criteria:

	Amortisation method	Rates
Development expenses	Straight-line	5% - 14%
Concessions, patents, licenses, trademarks and similar	Straight-line	4% - 20%
Computer software	Straight-line	33%
Currently marketed products	Straight-line	3% - 10%

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

The depreciation of property, plant and equipment begins when the asset is available for use and is calculated by allocating its cost, less its residual value, on a straight‑line basis over its estimated useful life.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Depreciation of property, plant and equipment is determined by applying the following criteria:

	Depreciation method	Rates
Buildings	Straight-line	1% - 3%
Other property, technical equipment and machinery	Straight-line	4% - 10%
Other property, plant and equipment	Straight-line	7% - 33%

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

The Group applies the exception to recognition for those contracts where the lease term is 12 months or less or where the value of the leased asset (individually) when new, is less than US Dollar 5,000 or its equivalent in another currency. Consequently, in these cases, the amounts accrued will be recognized as an expense during the lease term.

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

Classification

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Therefore, financial assets are classified according to the following valuation categories based on the business model and are only reclassified when, and only when their business model for managing them changes:

●	Financial assets at amortized cost: includes financial assets, including those admitted to trading on an organized market, for which the Group holds the investment under a business model whose objective is to hold financial assets to receive cash flows from the execution of the contract, and the contractual terms of the asset give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding. In general, the following are included in this category: i) Trade receivables: arising from the sale of goods or the rendering of services for trade transactions with deferred payment, and ii) Receivables from non-trade operations: these arise from loans or credits granted by the Group whose collections are of a determined or determinable amount.
●	Financial assets at fair value through other comprehensive income: this category includes financial assets whose contractual conditions give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding, and are held within the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets. Investments in equity instruments irrevocably designated by the Group at the time of their initial recognition are also included in this category, provided that they are not held for trading and are not to be valued at cost.
●	Financial assets at fair value through profit or loss: includes financial assets held for trading and those financial assets that have not been classified in any of the above categories. Also included in this category are financial assets that are optionally designated by the Group at the time of initial recognition, which otherwise would have been included in another category, because such designation eliminates or significantly reduces a valuation inconsistency or accounting mismatch that would otherwise arise.

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

Financial liabilities

Financial liabilities assumed or incurred by the Group are classified in the following measurement categories:

1)	Financial liabilities at amortized cost: are those debits and payables of the Group that have arisen from the purchase of goods and services for trading operations, or those which, without having a commercial origin, not being derivative instruments, arise from loan or credit operations received by the Group. These liabilities are initially measured at the fair value of the consideration received, adjusted for directly attributable transaction costs. Any difference between the amount received and its repayment value is recognized in the consolidated statement of profit and loss during the repayment period of the debt, applying the effective interest rate method.
2)	Financial liabilities at fair value through profit or loss.

Derivative financial liability instruments are measured at fair value, following the same criteria as those corresponding to financial assets at fair value through profit or loss described in the preceding section.

The Group disposes financial liabilities when the obligations that generated them are extinguished, particularly in commercial transactions when payment is made to the supplier for goods and services.

Assets and liabilities are presented separately in the balance sheet and are only presented at their net amount when the Group has the enforceable right to offset the recognized amounts and, in addition, intends to settle the amounts on a net basis or to realize the asset and settle the liability simultaneously.

Equity instruments

The Group holds financial assets, mainly equity instruments, which are measured at fair value. When Group management has opted to present gains and losses in the fair value of equity investments in other comprehensive income, after initial recognition, the equity instruments are measured at fair value, recognizing the gain or loss in other comprehensive income. Amounts recognized in other comprehensive income are not reclassified to profit or loss, but are reclassified to reserves when the instruments are disposed. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

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

The fair value of derivatives designated as hedges is detailed in note 30. Movements in the hedging reserve included in shareholders’ equity are shown in note 15(c).

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

j)Own equity instruments

The acquisition of treasury stock is recorded at acquisition cost, reducing equity until the time of disposal. Gains or losses on the disposal of treasury stock are recorded under “Reserves” in the consolidated balance sheet. Transaction costs related to own equity instruments, net of taxes, are recorded as a reduction in equity.

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

l)Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks, other short-term highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Additionally, balances of cash and cash equivalents that are not available for use by the Group are presented as restricted cash.

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

p)Revenue recognition

The Group recognizes revenue in an amount that reflects the consideration it expects to be entitled to for transferring goods or providing services to its customers, when control of those goods or services is transferred to the customer. Contractual consideration may include fixed and variable amounts (e.g., discounts, returns, chargebacks, volume incentives, penalties, or performance bonuses). Variable consideration is included in the transaction price only when it is highly probable that a significant reversal of revenue recognized will not occur in the future. Revenue is presented net of VAT/indirect taxes and any amount collected on behalf of third parties.

Identification and Allocation of Performance Obligations:

Contracts with multiple components (e.g., rent of equipment together with maintenance and reagents) are not significant to the Group. In respect of such arrangements, Grifols identifies each distinct performance obligation and allocates the transaction price based on observable or estimated standalone selling prices, recognizing revenue when (or as) each obligation is satisfied.

Significant Financing Component:

The Group assesses whether the payment terms give rise to a significant financing component. When the period between the transfer of goods/services and payment is less than 12 months, the practical expedient under IFRS 15 is applied and the price is not adjusted for financing effects.

Warranties and Returns:

Standard defect warranties (which do not constitute separate performance obligations) are accounted for under IAS 37 through warranty provisions. Expected returns and return rights are recognized as sales reductions and return assets where applicable. The amounts related to these items are not material to the Group.

(i) Sales of goods

Revenue from the sale of goods (e.g., plasma-derived products, diagnostic products, equipment/instrumentation, hospital products) is recognized when Grifols satisfies the performance obligation by transferring control of the promised good to the customer. To assess the transfer of control, the following indicators, among others, are considered:

●	Grifols’ present right to receive payment,
●	Transfer of legal title in accordance with the contract and the agreed Incoterms (e.g., EXW, FOB, DDP),
●	Transfer of physical possession of the good,
●	Transfer of significant risks and rewards of ownership, and
●	Customer acceptance of the good.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Variable Consideration (United States and Other Markets)

●	Government and third‑party programs: In the U.S., the Group participates in Medicaid, Medicare, Tricare, PHS/340B programs, agreements with specialty pharmacies, payers, Group Purchasing Organizations (GPOs), and Authorized Distributors of Record (ADRs). The provision for discounts/rebates is recognized at the time of sale, based on the best estimate of the attributable amount, considering: historical experience, contractual obligations, current legal/regulatory requirements, channel inventory, pending claims, and known changes in guidelines that may affect the amounts. Estimates are updated periodically to reflect actual experience.
●	Chargeback agreements (U.S.): When certain customers purchase from Authorized Distributors of Record (ADRs) at a contractual price lower than the price invoiced by Grifols to the ADRs, a chargeback credit becomes due to the ADRs at the time of sale. The chargeback credit is accrued at the time of the sales to ADRs, and is estimated based on expected sales at the contractual price, considering historical data, the prevailing contractual terms, the inventory levels held by ADRs, and the application of different discount levels depending on the expected mix of end customers to whom the ADR will sell the product. These credits are typically settled within 30–45 days, and adjustments arising from actual experience have not been material.
●	Volume and prompt‑payment discounts: Contracts with tiered volume discounts, annual rebates, and prompt‑payment discounts are recorded as reductions of revenue and accounts receivable in the same month as invoicing, using a combination of actual customer data and historical experience.
●	Settlement periods: Most discounts and incentives other than chargebacks and prompt-payment discounts, are settled in the following fiscal quarter or year, typically within 90–180 days, depending on the type of provision.

(ii) Provision of services

Revenue from services (e.g., diagnostic services, maintenance and technical support, toll manufacturing/maquila) is recognized over time when one of the following criteria is met:

1	The customer receives and consumes the benefits as Grifols provides the service.
2	Grifols creates or enhances an asset that the customer controls as it is being produced.
3	Grifols creates a specific asset with no practical alternative use and has an enforceable right to payment for performance completed to date.

If a performance obligation does not meet these criteria, revenue is recognized at a point in time, when control is transferred (e.g., delivery and customer acceptance of the asset, right to payment, and transfer of risks/benefits).

Diagnostic services:

These include instrument service contracts with committed reagent consumables (reagent rental), maintenance, and technical support.

●	Maintenance/support services are recognized on a straight‑line basis over the coverage period.
●	In reagent rental agreements with minimum consumption levels, variable consideration is estimated and recognized over time, with periodic reassessment. These agreements do not typically include any minimum purchase commitments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Toll manufacturing (maquila / plasma processing):

The plasma is provided by the customer, and Grifols processes that plasma into finished products for the customer:

●	The Group does not obtain title to the plasma or the finished product. Therefore, the revenue corresponds solely to the processing service.
●	Revenue is recognized over time using an input method based on cost‑to‑cost, which faithfully reflects progress toward completion.
●	Work in process is presented as contract assets during production until delivery; measurement includes the proportionate margin based on the stage of completion.
●	In the event of early termination by the customer, the Group has a right to payment for capitalized amounts, supporting over‑time revenue recognition.

(iii) Transaction price and payment terms

The transaction price includes fixed amounts and the best estimate of variable amounts not subject to significant reversal. Payment terms vary by country, customer, and business line; typical terms do not give rise to a significant financing component. Taxes and levies collected on behalf of third parties are excluded from revenue.

(iv) Contract assets and liabilities

●	Contract assets: Amounts for services performed but not yet billed (e.g., toll manufacturing in progress).
●	Contract liabilities (deferred revenue): Advance payments and unsatisfied obligations.

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

Deferred tax liabilities and assets are recognized:

●	Recognition of deferred tax liabilities:

The Group recognizes deferred tax liabilities in all cases except those which:

–	arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, on the date of the transaction it does not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

–	or correspond to differences related to investments in subsidiaries, associates and joint ventures over which the Group has the ability to control the timing of their reversal and it is not probable that their reversal will occur in the foreseeable future.
●	Recognition of deferred tax assets:

The Group recognizes deferred tax assets whenever:

–	it is probable that there will be sufficient future tax profits to offset them or when tax legislation contemplates the possibility of future conversion of deferred tax assets into a claim payable against the Public Administration. However, assets that arise from the initial recognition of assets or liabilities in a transaction that is not a business combination, on the date of the transaction do not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount, are not recognized.
–	they correspond to temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the temporary differences will reverse in the foreseeable future and positive future tax profits are expected to be generated to offset the differences.

Deferred tax assets and liabilities are not recognized for temporary differences between the carrying amount and tax base of investments in foreign operations when the company is able to control the date on which the temporary differences will reverse and it is probable that the temporary differences will not reverse in the foreseeable future. Likewise, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Lastly, deferred tax assets are only recognized if it is probable that sufficient future taxable profit will be available against which they can be utilized. The tax effects associated with the distribution of dividends by subsidiaries are recognized only when such dividends are declared or when its distribution is planned, given that the Group’s policy is to reinvest the reserves generated by its subsidiaries in the entities themselves and, additionally, the Group has control over the timing and amount of dividend distributions. Consequently, no deferred tax liability is recognized on the undistributed profits of subsidiaries, as the Group is able to control the distribution of such profits.

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

t)Transactions between Group companies

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

(5)Segment Reporting

In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported as follows for at 31 December 2025, 2024 and 2023:

	Millions of Euros
	2025
							Consolidated
	Reference	Biopharma	Diagnostic	Bio Supplies	Others	Not Assignable	Result
Revenue from external customers (1)		6,487	640	154	243	—	7,524
Material non-cash expenses (2)		(99)	3	(1)	2	8	(87)
Results of equity-accounted entities with activities similar to the Group (2)	Note 10	(8)	—	—	—	—	(8)
Other operating revenue and expenses (2)		(4,634)	(484)	(104)	(271)	(243)	(5,736)
EBITDA (1)		1,746	159	49	(26)	(235)	1,693
Amortization (2)	Note 24(a)	(345)	(63)	(9)	(16)	(17)	(450)
Operating result (1)		1,401	96	40	(42)	(252)	1,243
Finance income						69	69
Finance costs						(697)	(697)
Financial result (1)	Note 25					(628)	(628)
Share of profit / (loss) of associates accounted for using the equity method						—	—
Income tax expense (1)	Note 28					(115)	(115)
Consolidated net profit (1)		1,401	96	40	(42)	(995)	500
Segment assets		13,411	3,389	283	855	303	18,241
Equity-accounted investments	Note 10	97	—	—	—	—	97
Unallocated assets		—	—	—	—	1,374	1,374
Total assets		13,508	3,389	283	855	1,677	19,712
Segment liabilities		2,175	515	43	576	236	3,544
Unallocated liabilities		—	—	—	—	8,564	8,564
Total liabilities		2,175	515	43	576	8,800	12,109
(1)	Key metrics reviewed by the CODM
(2)	Other material items

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

	Millions of Euros
	2024
							Consolidated
	Reference	Biopharma	Diagnostic	Bio Supplies	Others	Not Assignable	Result
Revenue from external customers (1)		6,143	645	216	208	—	7,212
Material non-cash expenses (2)		(5)	5	—	(8)	(4)	(12)
Results of equity-accounted entities with activities similar to the Group (2)	Note 10	(10)	—	—	47	—	37
Other operating revenue and expenses (2)		(4,529)	(476)	(159)	(193)	(251)	(5,609)
EBITDA (1)		1,599	174	57	54	(255)	1,630
Amortization (2)	Note 24(a)	(328)	(65)	(9)	(16)	(19)	(438)
Operating result (1)		1,271	109	48	38	(274)	1,192
Finance income						66	66
Finance costs						(814)	(814)
Financial result (1)	Note 25					(748)	(748)
Share of profit / (loss) of associates accounted for using the equity method						—	—
Income tax expense (1)	Note 28					(231)	(231)
Consolidated net profit (1)		1,271	109	48	38	(1,253)	213
Segment assets		14,233	3,755	349	890	—	19,227
Equity-accounted investments	Note 10	69	—	—	—	—	69
Unallocated assets		—	—	—	—	2,109	2,109
Total assets		14,302	3,755	349	890	2,109	21,405
Segment liabilities		2,324	523	82	514	—	3,443
Unallocated liabilities		—	—	—	—	9,356	9,356
Total liabilities		2,324	523	82	514	9,356	12,799

(1)Key metrics reviewed by the CODM

(2)Other material items

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

	Millions of Euros
	2023
								Consolidated
	Reference	Biopharma	Diagnostic	Bio Supplies	Others	Not Assignable	Intersegments	Result
Revenue from external customers (1)		5,558	670	160	204	—	—	6,592
Material non-cash expenses (2)		30	7	—	(1)	1	—	37
Results of equity-accounted entities with activities similar to the Group (2)	Note 10	2	—	—	62	—	—	64
Other operating revenue and expenses (2)		(4,370)	(500)	(107)	(241)	(253)	7	(5,464)
EBITDA (1)		1,220	177	53	24	(252)	7	1,229
Amortization (2)	Note 24 (a)	(334)	(66)	(9)	(16)	(22)	—	(447)
Operating result (1)		886	111	44	8	(274)	7	782
Finance income						64	—	64
Finance costs						(639)	—	(639)
Financial result (1)	Note 25					(575)	—	(575)
Share of profit / (loss) of associates accounted for using the equity method						(1)	—	(1)
Income tax expense (1)	Note 28					(43)	—	(43)
Consolidated net profit (1)		886	111	44	8	(893)	7	163
Segment assets		13,420	3,529	380	1,841	—	—	19,170
Equity-accounted investments	Note 10	57	—	—	364	—	—	421
Unallocated assets		—	—	—	—	1,401	—	1,401
Total assets		13,477	3,529	380	2,205	1,401	—	20,992
Segment liabilities		2,460	467	80	98	—	—	3,105
Unallocated liabilities		—	—	—	—	10,374	—	10,374
Total liabilities		2,460	467	80	98	10,374	—	13,479

(1)Key metrics reviewed by the CODM

(2)Other material items

The definition of business segments is based on the different activities carried out by the Group and their economic relevance, as well as on the organizational structure used for the management of the businesses and the manner in which Management analyzes the main operating and financial metrics for the purposes of resource allocation and performance assessment of the Group.

Segment assets, liabilities, income and expenses include items directly attributable to each segment, as well as those that can be reasonably allocated. The main unallocated items correspond, in balance sheet, to equity, cash and cash equivalents and bank borrowings, and in the statement of profit or loss, to financial result and income tax expense.

The “Not assignable expenses” caption mainly comprises the following items:

●	Corporate services: include, among others, the costs associated with general management, the finance area, the legal area (including legal expenses and legal advisory services), and the Human Resources and Information Technology departments related to corporate support functions.
●	Group financial result: arising from the centralized management of financing.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Taxes: since there are two consolidated tax groups —Spain and the United States— in which most of the companies belonging to the Grifols Group are included, the tax burden is presented on a centralized basis.

As of December 31, 2025 and 2024, inter‑segment transactions are not significant; consequently, the Group has eliminated sales with related parties within each segment. As of December 31, 2023, inter‑segment transactions amounted to 7 million euros.

In accordance with the Group’s corporate governance structure and its internal management and reporting model, the Chief Executive Officer (CEO) acts as the Chief Operating Decision Maker (CODM). The CEO receives operating and financial information on a monthly basis, structured by business segments, including forecasts, results for the period and key performance indicators, such as revenue and EBITDA or operating profit by segment. Such segment information constitutes the primary basis used by the CODM to assess the performance of the different segments and to make decisions regarding resource allocation and the definition of strategic priorities.

a)	Operating segments

The operating segments are as follows:

●	Biopharma: concentrates all activities related to products derived from human plasma for therapeutic use.
●	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.
●	Bio Supplies: includes transactions related to biological products for non-therapeutic use and plasma sale to third parties.
●	Others: includes the provision of manufacturing services to third parties and research activities. It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement the Group’s own products.

Details of sales by groups of products for 2025, 2024 and 2023 are as follows:

	Millions of Euros
	2025	2024	2023
Biopharma
Haemoderivatives	6,487	6,143	5,558
Diagnostic
Transfusional medicine	623	625	648
Other diagnostic	17	20	22
Bio supplies	154	216	160
Others	243	208	204
Total	7,524	7,212	6,592

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

●	All these products are human plasma derivatives and are manufactured in a similar way.
●	The customers and methods used to distribute these products are similar.
●	All these products are subject to the same regulations regarding production and the same regulatory environment.

At 31 December 2025, 95.3% of the income from the sale of goods and services has been recognized at a certain point-in-time (94.9% in 2024 and 98.0% in 2023).

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

The financial information reported as follows for geographical areas is based on sales to third parties in these markets as well as the asset location.

	Millions of Euros
	2025
		Rest of European
	Spain	Union	USA and Canada	Rest of the world	Total
Revenues
Other information:	418	1,196	4,253	1,657	7,524
Assets by geographical area	1,639	6,943	10,673	457	19,712
Additions for the year of property, plant & equipment, intangible assets and rights of use	90	159	319	20	588

	Millions of Euros
	2024
		Rest of European
	Spain	Union	USA and Canada	Rest of the world	Total
Revenues
Other information:	423	1,076	4,087	1,626	7,212
Assets by geographical area	1,635	7,584	11,790	396	21,405
Additions for the year of property, plant & equipment, intangible assets and rights of use	57	156	256	10	479

	Millions of Euros
	2023
		Rest of European
	Spain	Union	USA and Canada	Rest of the world	Total
Revenues
Other information:	363	893	3,899	1,437	6,592
Assets by geographical area	1,191	7,055	10,967	1,779	20,992
Additions for the year of property, plant & equipment, intangible assets and rights of use	53	171	214	12	450

c)Main customers

In 2025 and 2024 there is no customer that represents more than 10% of the Group’s gross revenue. In 2023, a customer in the Biopharma segment represents approximately the 10.37% of the Group’s gross revenue.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(6)Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2025 are as follows:

		Millions of Euros
		Balance at	Business		Translation	Balance at
	Segment	31/12/2024	Combination	Impairment	differences	31/12/2025
Net value
Grifols UK, Ltd. (UK)	Biopharma	8	—	—	—	8
Grifols Italia.S.p.A. (Italy)	Biopharma	6	—	—	—	6
Biomat USA, Inc. (USA)	Biopharma	912	—	—	(106)	806
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10	—	—	—	10
Grifols Therapeutics, Inc. (USA)	Biopharma	2,139	—	—	(248)	1,891
Progenika Biopharma, S.A. (Spain)	Diagnostic	41	—	—	—	41
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,795	—	—	(321)	2,474
Kiro Grifols, S.L. (Spain)	Others	15	—	—	—	15
Haema, GmbH. (Germany)	Biopharma	190	—	—	—	190
BPC Plasma, Inc. (USA)	Biopharma	165	—	—	(19)	146
Plasmavita Healthcare GmbH (Germany)	Biopharma	10	—	—	—	10
Alkahest, Inc (USA)	Others	85	—	(10)	(10)	65
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	150	—	—	(11)	139
GigaGen, Inc (USA)	Others	123	—	—	(14)	109
Haema Plasma Kft. (Hungary)	Biopharma	13	—	—	1	14
Grifols Canada Plasma II. (formerly Grifols Canada Plasma Inc.) (Canada)	Biopharma	10	—	—	(1)	9
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	304	—	—	—	304
Grifols Bio Supplies Inc (USA)	Bio Supplies	184	—	—	(21)	163
Biomat Holdings LLC (USA)	Biopharma	243	244	—	(54)	433
		7,403	244	(10)	(804)	6,833
			(See Note 3)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2024 were as follows:

		Millions of Euros
		Balance at	Business			Translation	Balance at
	Segment	31/12/2023	Combination	Disposals	Impairment	differences	31/12/2024
Net value
Grifols UK, Ltd. (UK)	Biopharma	8	—	—	—	—	8
Grifols Italia.S.p.A. (Italy)	Biopharma	6	—	—	—	—	6
Biomat USA, Inc. (USA)	Biopharma	869	—	(11)	—	54	912
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	10	—	—	—	—	10
Grifols Therapeutics, Inc. (USA)	Biopharma	2,011	—	—	—	128	2,139
Progenika Biopharma, S.A. (Spain)	Diagnostic	41	—	—	—	—	41
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,629	—	—	—	166	2,795
Kiro Grifols, S.L. (Spain)	Others	24	—	—	(9)	—	15
Haema, GmbH. (Germany)	Biopharma	190	—	—	—	—	190
BPC Plasma, Inc. (USA)	Biopharma	155	—	—	—	10	165
Plasmavita Healthcare GmbH (Germany)	Biopharma	10	—	—	—	—	10
Alkahest, Inc (USA)	Others	80	—	—	—	5	85
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	153	—	—	—	(3)	150
GigaGen, Inc (USA)	Others	115	—	—	—	8	123
Haema Plasma Kft. (Hungary)	Biopharma	14	—	—	—	(1)	13
Grifols Canada Plasma II. (formerly Grifols Canada Plasma Inc.) (Canada)	Biopharma	10	—	—	—	—	10
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	304	—	—	—	—	304
Grifols Bio Supplies Inc (USA)	Bio Supplies	173	—	—	—	11	184
Biomat Holdings LLC (EEUU)	Biopharma	—	233	—	—	10	243
		6,802	233	(11)	(9)	388	7,403
			(see Note 3)

Impairment testing:

i) CGUs structure

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

In addition, due to the acquisition of the remaining 51% stake in Access Biologicals LLC in the year 2022, a new CGU for the Bio Supplies business was identified.

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

ii) Impairment

The recoverable amount of the Biopharma CGU, Bio Supplies and Kiro Grifols CGU has been determined based on its value in use, calculated as the present value of the five-year future cash flows, approved by management, discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs to sell calculated as the present value of future cash flows approved by Management discounted at a discount rate considering the inherent risk (Level 3 in the fair value hierarchy). Due to the reorganization to boost the business units, a long- term strategic plan was approved in order to transform the Diagnostic business unit by investments which will lead to a beyond five-year growth. This transformation includes the expansion of the division into the adjacent Clinical Diagnostics market, as well as the launch of certain initiatives primarily focused on technological development to ensure leadership in the transfusion medicine market segment. However, the materialization of these assumptions depends on future events which, by their very nature, are subject to risks and uncertainties, including, among other factors, market conditions, competitive dynamics, the level of acceptance of new products, and the effective execution of the planned initiatives. Although there is inherent uncertainty in this type of projections, the execution of the strategic plan and its milestones are progressing as expected, without any significant deviations. Consequently, management has estimated future cash flows for the period 2026 – 2034.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The proportion of the recoverable amount corresponding to the discounted cash flows during the projection period, as well as to the terminal value, is shown below:

	Biopharma	Bio Supplies	Kiro Grifols	Diagnostic
Explicit Cash Flows	25%	25%	19%	32%
Terminal Value	75%	75%	81%	68%
Recoverable Amount	100%	100%	100%	100%

The recoverable amount of the GigaGen CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of a research and development project that have been approved by management, adjusted by the probability of success and discounted at a discount rate that includes their inherent risk (Level 3 in the fair value hierarchy). Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch.

The recoverable amount of Alkahest CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of three research and development project that have been approved by management (see caption iv of this note), adjusted by the probability of success and discounted at a discount rate that includes their inherent risk (Level 3 in the fair value hierarchy). Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch.

iii) Key assumptions

The key assumptions used in calculating impairment testing of the CGUs for 2025 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	2.0%	11.2%
Diagnostic	2.0%	11.2%
Bio Supplies	1.9%	10.3%
Kiro Grifols	1.6%	11.8%
GigaGen	N/A	17.9%
Alkahest	N/A	25.9% - 39.8%

Additionally, the following key assumptions have been used for the GigaGen and Alkahest CGU impairment testing in 2025:

Success rate
GigaGen	20.0%
Alkahest	12.0%

Likewise, for the impairment test of the Diagnostic CGU in 2025, the sales of Molecular Donor Screening (MDS), Blood Typing Solution (BTS) and those of the Clinical Diagnostic (CDx) have been considered as key assumptions based on the information regarding sales and EBITDA of the CGU detailed below:

	CAGR	CAGR	CAGR	CAGR
	sales	sales	EBITDA	EBITDA
	2025-2030	2030-2034	2025-2030	2030-2034
Diagnostic	5%	10%	15%	16%

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

●	Risk free rate: normalized government bonds at 20 years.
●	Market risk premium: premium based on market research.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Unlevered beta: average market beta.
●	Debt to equity ratio: average market ratio.

The key assumptions used in calculating impairment testing of the CGUs for 2024 were as follows:

	Perpetual Growth rate	Pre-tax discount rate

Biopharma	2.1%	11.4%
Diagnostic	2.0%	10.6%
Bio Supplies	1.9%	10.6%
Kiro Grifols	1.6%	11.6%
GigaGen	NA	17.9%
Alkahest	NA	25.9% - 39.8%

Additionally, the following key assumptions were used for the GigaGen and Alkahest CGU impairment testing in 2024:

	Sink rate	Success rate
GigaGen	5.0%	20.0%
Alkahest	NA	12.0% - 17.0%

In 2025, the sink rate is no longer considered a key assumption in the impairment test for GigaGen, as its effect on the recoverable amount is not significant. This is because the sink rate assumption applies only in later periods of the projection horizon, after a substantial portion of the investment has already been recovered through earlier projected cash flows.

Likewise, for the impairment test of the Diagnostic CGU in 2024, the sales of Molecular Donor Screening (MDS), Blood Typing Solution (BTS) and those of the Clinical Diagnostic (CDx) were considered as key assumptions based on the information regarding sales and EBITDA of the CGU detailed below:

	CAGR	CAGR	CAGR	CAGR
	sales	sales	EBITDA	EBITDA
	2024-2029	2029-2034	2024-2029	2029-2034
Diagnostic	5%	9%	10%	15%

iv) Impairment loss

In 2025, an impairment loss on the goodwill of the Alkahest CGU was recognized for an amount of Euros 10 million as a result of a change in the strategic priorities approved by management (Note 7).

v) Sensitivities analyses

In 2025, and according to the current economic context, the reasonably possible changes considered for the CGUs impairment testing are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 100 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 200 bps
Alkahest	N/A	+/- 200 bps

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Additionally, for the impairment test of the Diagnostic CGU for the year 2025, the following sensitivity scenarios to variations in sales of the MDS, BTS and CDx business lines have also been considered:

●	MDS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 10% on average each year.
●	BTS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 14% on average each year.
●	CDx sales sensitivity scenario: a projection has been estimated so that CDx sales from 2031 onwards represent on average approximately 80% of the initially estimated sales.
●	Aggregate sensitivity scenario to MDS, BTS and CDx sales: a scenario has been estimated as a result of the previous sensitivity scenarios.

The reasonably possible changes in key assumptions considered by management in the calculation of the recoverable amount of the Biopharma and Bio Supplies CGU’s would not cause the carrying amount to exceed its recoverable amount.

The reasonably possible changes in key assumptions considered by management in the calculation of the different CGU recoverable amount that would cause the carrying amount to exceed its recoverable amount are as follows:

% Potential Impairment over Asset Value

Discount rate sensitivity Kiro +50bps	-4%
Perpetual growth rate sensitivity Kiro -50bps	-2%
Discount rate sensitivity GigaGen +200 bps	-13%
Aggregate sensitivity scenario to MDS, BTS and CDx sales	-11%
Discount rate sensitivity Alkahest +200bps	-11%

Detail of the assets by segment value is shown in Note 5.

Since reasonably possible changes in certain key assumptions used by management in determining the recoverable amount for Kiro Grifols, Gigagen, Diagnostic and Alkahest CGUs would result in the carrying amount exceeding the respective recoverable amount, the following information is provided:

Kiro Grifols

Amount by which the recoverable amount exceeds the carrying amount	2.0%
Pre-tax discount rate	11.8%
Perpetual growth rate	1.6%
Pre-tax discount rate at which the recoverable equals the carrying amount	12.0%
Perpetual growth rate at which the recoverable equals the carrying amount	1.4%

GigaGen

Amount by which the recoverable amount exceeds the carrying amount	12.0%
Pre-tax discount rate	17.9%
Pre-tax discount rate at which the recoverable equals the carrying amount	18.8%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Diagnostic

Amount by which the recoverable amount exceeds the carrying amount	14.0%
Sales and EBITDA CAGR (2025-2034)	7.7% / 15.3%
Sales and EBITDA CAGR (2025-2034) at which the recoverable amount equals the carrying amount	6.6% / 13.5%

Alkahest

Amount by which the recoverable amount exceeds the carrying amount	15.0%
Pre-tax discount rate	26% - 40%
Pre-tax discount rate at which the recoverable equals the carrying amount	27% - 41%

In 2024, the reasonably possible changes considered for the CGUs impairment testing were a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

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

Additionally, for the impairment test of the Diagnostic CGU for the year 2024, the following sensitivity scenarios to variations in sales of the MDS, BTS and CDx business lines were also considered:

●	MDS sales sensitivity scenario: a lower sales projection than initially projected was estimated by approximately 11% on average each year.
●	BTS sales sensitivity scenario: a lower sales projection than initially projected was estimated by approximately 15% on average each year.
●	CDx sales sensitivity scenario: a projection was estimated so that CDx sales from 2031 onwards represent on average approximately 80% of the initially estimated sales.
●	Aggregate sensitivity scenario to MDS, BTS and CDx sales: a scenario was estimated as a result of the previous sensitivity scenarios,.

In addition, the following reasonably possible change for the year 2024 was considered for the GigaGen CGU impairment testing:

Sink rate
GigaGen	+/- 100 bps

In 2024, the reasonably possible changes in key assumptions considered by management in the calculation of the different CGU recoverable amount that would have caused the carrying amount to exceed its recoverable amount were as follows:

% Potential Impairment over Asset Value
Discount rate sensitivity Kiro +50bps	-5%
Perpetual growth rate sensitivity Kiro -50bps	-4%
Discount rate sensitivity GigaGen +200 bps	-7%
Aggregate sensitivity scenario to MDS, BTS and CDx sales	-10%
Discount rate sensitivity Alkahest +200bps	-17%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In 2024, since reasonably possible changes in certain key assumptions used by management in determining the recoverable amount for Kiro Grifols, Gigagen, Diagnostic and Alkahest CGUs would have resulted in the carrying amount exceeding the respective recoverable amount, the following information is provided:

Kiro Grifols

Amount by which the recoverable amount exceeds the carrying amount	—%
Pre-tax discount rate	11.6%
Perpetual growth rate	1.6%
Pre-tax discount rate at which the recoverable equals the carrying amount	11.6%
Perpetual growth rate at which the recoverable equals the carrying amount	1.6%

GigaGen

Amount by which the recoverable amount exceeds the carrying amount	18.2%
Pre-tax discount rate	17.9%
Pre-tax discount rate at which the recoverable equals the carrying amount	19.3%

Diagnostic

Amount by which the recoverable amount exceeds the carrying amount	15.8%
Sales and EBITDA CAGR (2024-2034)	7.2% / 12.8%
Sales and EBITDA CAGR (2024-2034) at which the recoverable amount equals the carrying amount	6.0% / 10.7%

Alkahest

Amount by which the recoverable amount exceeds the carrying amount	9.3%
Pre-tax discount rate	26% - 40%
Pre-tax discount rate at which the recoverable equals the carrying amount	27% - 41%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(7)Other Intangible Assets

Changes in Other Intangible Assets for the year ended 31 December 2025 and 2024

	Millions of euros
		Concessions,		Currently		Impairment of
	Development	patents, licenses	Computer	marketed	Other intangible	other intangible
	costs	brands & similar	software	products	assets	assets	Total
Cost
Balance at 31/12/2023	1,853	285	360	1,389	117	(1)	4,003
Additions	102	1	26	—	10	(10)	129
Transfers	—	2	5	—	(2)	(2)	3
Disposals	(2)	(1)	(2)	—	(3)	—	(8)
Translation differences	50	16	12	74	5	—	157
Total Cost at 31/12/2024	2,003	303	401	1,463	127	(13)	4,284

Acc. Amortization
Balance at 31/12/2023	(229)	(92)	(251)	(499)	(100)	—	(1,171)
Additions	(33)	(16)	(34)	(49)	(1)	—	(133)
Transfers	—	—	—	—	—	—	—
Disposals	2	1	—	—	—	—	3
Translation differences	(7)	(5)	(9)	(31)	(5)	—	(57)
Total Acc Amort at 31/12/2024	(267)	(112)	(294)	(579)	(106)	—	(1,358)

Carrying amount
Total at 31/12/2024	1,736	191	107	884	21	(13)	2,926

Cost
Balance at 31/12/2024	2,003	303	401	1,463	127	(13)	4,284
Additions	107	1	45	—	5	(35)	123
Transfers	—	1	4	—	(1)	—	4
Disposals	—	(2)	(15)	—	—	—	(17)
Translation differences	(103)	(31)	(26)	(143)	(11)	1	(313)
Total Cost at 31/12/2025	2,007	272	409	1,320	120	(47)	4,081

Acc. Amortization
Balance at 31/12/2024	(267)	(112)	(294)	(579)	(106)	—	(1,358)
Additions	(35)	(13)	(31)	(49)	—	—	(128)
Transfers	—	—	—	—	—	—	—
Disposals	—	2	12	—	—	—	14
Translation differences	16	10	19	64	10	—	119
Total Acc Amort at 31/12/2025	(286)	(113)	(294)	(564)	(96)	—	(1,353)

Carrying amount
Total at 31/12/2025	1,721	159	115	756	24	(47)	2,728

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

The intangible assets acquired from Biotest AG mainly include the acquired product portfolio. The identifiable intangible assets correspond to the plasma therapies segment and have been recorded at fair value at the date of acquisition of Biotest and classified as an acquired product portfolio.

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

At 31 December 2025, the residual useful life of currently marketed products is 15 years and 5 months (16 years and 5 months at 31 December 2024).

The estimated useful life of the product portfolio acquired from Biotest AG is considered limited and has been estimated at 30 years, based on the expected life cycle of the products. The amortization method is linear.

At 31 December 2025, the residual useful life of product portfolio acquired from Biotest AG is 26 years and 4 months (27 years and 4 months at 31 December 2024).

The estimated useful life of the customer relationships acquired from Access Biologicals LLC is considered limited and has been estimated at 14 years, based on the rate of decline of the same. The amortization method is linear.

At 31 December 2025, the residual useful life of the customer relationships acquired from Access Biologicals LLC is 10 years and 6 months (11 years and 6 months at 31 December 2024).

a)	Internally-developed intangible assets

At 31 December 2025 the Group has recognized Euros 118 million as self – constructed intangible assets (Euros 107 million at 31 December 2024) in the consolidated profit and loss account.

b)	Purchase commitments

At 31 December 2025 the Group has intangible purchase commitments for Euros 41 million euros.

c)	Intangible assets in progress

At 31 December 2025, the Group has an amount of Euros 1,494 million as development costs in progress (Euros 1,472 million at 31 December 2024). This amount includes an amount of Euros 267 million as of 31 December 2025 (Euros 302 million as of 31 December 2024) corresponding to the ongoing research and development projects for products for neurodegenerative disorders and neuromuscular diseases acquired from Alkahest. Likewise, there is also an amount of Euros 895 million as of 31 December 2025 (Euros 879 million as of 31 December 2024) corresponding to the ongoing research and development projects in plasma therapies acquired from Biotest AG (Fibrinogen and Trimodulin).

d)	Results on disposal of intangible assets

The total losses on disposals and sale of intangible assets amounts to Euros 1 million in 2025 (no impact in 2024).

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

In 2025, the Group recognized an impairment loss of Euros 35 million related to the full carrying amount of an ongoing research and development (R&D) project for a product targeting ophthalmologic disorders originally acquired from Alkahest, as a result of a change in the strategic priorities approved by management.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(8)Leases

Details of changes in leases for the year ended 31 December 2025 and 2024 are as follows.

	Millions of Euros
	Land and Buildings	Machinery	Computer equipment	Vehicles	Total
Cost
Balance at 31/12/2023	1,216	8	4	22	1,250
Additions	72	1	1	6	80
Transfers	1	—	—	—	1
Disposals	(21)	—	(1)	(3)	(25)
Translation differences	57	—	—	—	57
Balance at 31/12/2024	1,325	9	4	25	1,363

Acc. Amortization
Balance at 31/12/2023	(283)	(4)	(3)	(15)	(305)
Additions	(75)	(2)	(1)	(5)	(83)
Transfers	(1)	—	—	—	(1)
Disposals	5	—	1	2	8
Translation differences	(14)	—	—	—	(14)
Balance at 31/12/2024	(368)	(6)	(3)	(18)	(395)

Carrying amount
Balance at 31/12/2024	957	3	1	7	968

Cost
Balance at 31/12/2024	1,325	9	4	25	1,363
Additions	129	2	3	9	143
Transfers	(9)	—	—	—	(9)
Disposals	(19)	(3)	(3)	(16)	(41)
Translation differences	(124)	(1)	—	(1)	(126)
Balance at 31/12/2025	1,302	7	4	17	1,330

Acc. Amortization
Balance at 31/12/2024	(368)	(6)	(3)	(18)	(395)
Additions	(74)	(2)	(1)	(5)	(82)
Transfers	9	—	—	—	9
Disposals	15	3	3	16	37
Translation differences	33	—	—	—	33
Balance at 31/12/2025	(385)	(5)	(1)	(7)	(398)

Carrying amount
Balance at 31/12/2025	917	2	3	10	932

Details of leases in the consolidated balance sheet at 31 December 2025 and 2024 are as follows:

	Millions of Euros
Right-of-use assets	31/12/2025	31/12/2024
Land and buildings	917	957
Machinery	2	3
Computer equipment	3	1
Vehicles	10	7
	932	968

		Millions of Euros
Lease liabilities	Reference	31/12/2025	31/12/2024
Non-current	Note 19	969	1,025
Current	Note 19	113	117
		1,082	1,142

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The composition of lease liabilities as of 31 December 2025 and 2024 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount:

	Millions of Euros
	31/12/2025	31/12/2024
Maturity:
Within one year	113	117
In the second year	108	117
In the third to fifth years	296	319
After the fifth year	1,196	1,221
	1,713	1,774
Discounting effect	(631)	(632)
Total lease liabilities	1,082	1,142

At 31 December 2025, the Group has recognized an amount of Euros 143 million related to additions of right-of- use assets (Euros 80 million at 31 December 2024).

At 31 December 2025 and 2024, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

	Millions of Euros
Right-of-use depreciation	31/12/2025	31/12/2024
Buildings	74	75
Machinery	2	2
Computer equipment	1	1
Vehicles	5	5
	82	83

		Millions of Euros
	Reference	31/12/2025	31/12/2024
Finance lease expenses	Note 25	57	51
		57	51

	Millions of Euros
	31/12/2025	31/12/2024
Expenses related to short-term contracts	1	1
Expenses related to low-value contracts	15	16
Other operating lease expenses	30	30
	46	47

At 31 December 2025, the Group has paid a total of Euros 119 million related to lease contracts (Euros 111 million at 31 December 2024).

The total amount recognized in the consolidated balance sheet corresponds to lease contracts in which the Group is the lessee.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(9)Property, Plant and Equipment

Movement in Property, Plant and Equipment for the year ended 31 December 2025 and 2024.

	Millions of Euros
				Impairment of other
			Fixed Assets under	property, plant and
	Land and Buildings	Plant and machinery	construction	equipment	Total
Cost
Balance at 31/12/2023	1,132	3,175	911	(7)	5,211
Additions	—	67	193	(1)	259
Disposals	(5)	(78)	—	1	(82)
Transfers	57	263	(323)	—	(3)
Translation differences	47	127	21	—	195
Total Cost at 31/12/2024	1,231	3,554	802	(7)	5,580

Acc. Amortization
Balance at 31/12/2023	(206)	(1,758)	—	—	(1,964)
Additions	(31)	(191)	—	—	(222)
Disposals	1	32	—	—	33
Transfers	—	—	—	—	—
Translation differences	(10)	(75)	—	—	(85)
Total Acc Amort at 31/12/2024	(246)	(1,992)	—	—	(2,238)

Carrying amount
Total at 31/12/2024	985	1,562	802	(7)	3,342

Cost
Balance at 31/12/2024	1,231	3,554	802	(7)	5,580
Additions	—	60	227	(1)	286
Disposals	(1)	(50)	—	—	(51)
Transfers	72	150	(226)	—	(4)
Translation differences	(93)	(264)	(77)	—	(434)
Total Cost at 31/12/2025	1,209	3,450	726	(8)	5,377

Acc. Amortization
Balance at 31/12/2024	(246)	(1,992)	—	—	(2,238)
Additions	(33)	(207)	—	—	(240)
Disposals	1	38	—	—	39
Transfers	—	—	—	—	—
Translation differences	21	161	—	—	182
Total Acc Amort at 31/12/2025	(257)	(2,000)	—	—	(2,257)

Carrying amount
Total at 31/12/2025	952	1,450	726	(8)	3,120

Property, plant and development under construction at 31 December 2025 and 2024, mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

In 2025 the Group has capitalized interests for a total amount of Euros 22 million (Euros 28 million in 2024) (note 25).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

a)	Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2025, the Group has a joint insurance policy covering all the Group’s companies and locations.

b)	Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2025 amount to Euros 1 million (losses of Euros 3 million in 2024).

c)	Self - constructed property, plant and equipment

At 31 December 2025 the Group has recognized Euros 74 million as self -constructed property, plant and equipment (Euros 63 million at 31 December 2024) in the Consolidated Statements of Profit and Loss.

d)	Purchase commitments

At 31 December 2025, the Group has property, plant and equipment purchase commitments amounting to Euros 44 million.

e)	Property, plant and equipment under construction

Property, plant and equipment under construction as of 31 December 2025 amount to Euros 726 million (Euros 802 million in the 2024) and mainly correspond to the investments incurred in the expansion of the facilities of the companies and their productive capacity in the United States, Canada, and Ireland (Note 29).

f)	Impairment testing

As of December 31, 2025 and 2024 the Group has recognized an impairment loss amounting to Euros 1 million.

(10)Equity-Accounted Investees and Joint Business

Details of this caption in the consolidated balance sheet at 31 December 2025 and 2024 are as follows:

		Millions of Euros		Millions of Euros
	% ownership (*)	31/12/2025	% ownership (*)	31/12/2024
Grifols Egypt for Plasma Derivatives S.A.E.	49.00%	76	49.00%	63
BioDarou P.J.S. Co.	39.40%	2	34.30%	6
Grifols Canada Plasma, Inc.	50.10%	19	—%	—

Total equity - accounted investees		97		69

(*) This percentage also refers to the voting interest.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Movement in the investments in equity-accounted investees for the year ended 31 December 2025 is as follows:

	Millions of Euros
	2025
	Equity accounted investees with similar activity to that of the Group
	Grifols Egypt for
	Plasma Derivatives		Grifols Canada
	S.A.E.	BioDarou P.J.S. Co.	Plasma, Inc.	Total
Balance at 1 January	63	6	—	69

Acquisitions	20	—	19	39
Share of profit / (losses)	(4)	—	—	(4)
Share of other comprehensive income / translation differences	(3)	—	—	(3)
Collected dividends	—	—	—	—
Impairment loss	—	(4)	—	(4)
Transfers	—	—	—	—
Balance at 31 December	76	2	19	97

Movement in the investments in equity-accounted investees for the year ended 31 December 2024 is as follows:

	Millions of Euros
	2024
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
	Shanghai RAAS	Grifols Egypt
	Blood Products	for Plasma	BioDarou
	Co., Ltd.	Derivatives S.A.E.	P.J.S. Co.	Total	Mecwins, S.A.	Total	Total
Balance at 1 January	361	46	11	418	3	3	421

Acquisitions	—	41	—	41	—	—	41
Share of profit / (losses)	13	—	(4)	9	—	—	9
Share of other comprehensive income / translation differences	—	(24)	5	(19)	—	—	(19)
Collected dividends	(7)	—	—	(7)	—	—	(7)
Uncollected dividends	—	—	(6)	(6)	—	—	(6)
Transfers	(367)	—	—	(367)	(3)	(3)	(370)
Balance at 31 December	—	63	6	69	—	—	69

Additionally, as a result of the sale of SRAAS in 2024, an operating profit of Euros 34 million was generated, which was recorded under the heading ‘Profit of equity accounted investees with similar activity to that of the Group’ in the attached 2024 Consolidated Statements of Profit and Loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Movement in the investments in equity-accounted investees for the year ended 31 December 2023 is as follows:

	Millions of Euros
	2023
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
	Shanghai RAAS	Grifols Egypt			Albajuna
	Blood Products	for Plasma	BioDarou		Therapeutics,	Mecwins,
	Co., Ltd.	Derivatives S.A.E.	P.J.S. Co.	Total	S.L	S.A.	Total	Total
Balance at 1 January	1,453	36	5	1,494	1	3	4	1,498
Acquisitions	—	20	—	20	—	—	—	20
Share of profit / (losses)	62	(1)	3	64	(1)	—	(1)	63
Share of other comprehensive income / translation differences	(57)	(9)	4	(62)	—	—	—	(62)
Collected dividends	(7)	—	—	(7)	—	—	—	(7)
Uncollected dividends	—	—	(1)	(1)	—	—	—	(1)
Transfers	(1,090)	—	—	(1,090)	—	—	—	(1,090)
Balance at 31 December	361	46	11	418	—	3	3	421

The main movements of the equity-accounted investees with similar activity to that of the Group are explained below:

Canadian Plasma Resources Corporation

On November 1, 2025, the Group acquired 50.10% of the share capital of Canadian Plasma Resources Corporation (CPR), a private Canadian company engaged in plasma collection for the manufacture of plasma-derived therapies. The transaction was executed through the subscription of new shares for an approximate amount of Canadian Dollars 27 million (Euros 19 million), including costs directly attributable to the transaction. After the transaction, the company has been renamed Grifols Canada Plasma, Inc.

Nevertheless, notwithstanding the majority shareholding acquired, the governance structure and the contractual arrangements in place restrict Grifols’ ability to control Grifols Canada Plasma, Inc. In particular:

●	Governance structure and direction of relevant activities: The shareholders’ agreements establish that the management and direction of the relevant activities of Grifols Canada Plasma, Inc. correspond to the Sole Director, who is appointed by the block of shareholders that existed prior to the transaction. The Sole Director holds full decision‑making authority over operating activities—including the approval of the business plan, the annual budget, the dividend policy, and the direction of operations—without any contractual mechanisms requiring such decisions to be submitted to Grifols for approval.
●	Absence of substantive rights to appoint or remove the governing body: Grifols does not hold substantive rights enabling it to unilaterally appoint, dismiss, or replace the Sole Director, nor to directly or indirectly direct key decisions relating to the relevant activities. Its ability to intervene is limited to exceptional situations of a regulatory or severe reputational nature.
●	Protective rights: Grifols holds only protective rights over certain extraordinary or structural decisions (e.g., amendments to the bylaws, changes to the corporate purpose, issuance of capital instruments, significant corporate transactions, or the creation of subsidiaries). These rights are intended to safeguard Grifols’ investment and do not confer the power to direct the relevant activities of the entity.
●	Absence of veto rights or alternative control mechanisms: There are no additional contractual arrangements granting Grifols the ability to veto ordinary management decisions, nor mechanisms that alter the allocation of decision‑making power as defined in the governance structure.
●	Joint bodies with an advisory role: The agreement provides for the existence of joint committees of a technical or quality‑related nature, whose role is exclusively advisory or supervisory. These committees do not have decision‑making powers or binding authority over management, and therefore do not affect the assessment of control.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Call and put options not exercisable at the closing date (Note 29(c)): The agreement includes a call option in favor of Grifols and a put option exercisable by the pre‑existing shareholders. However, neither option is exercisable as of the closing date, and therefore they do not give rise to potential voting rights to be considered in the control assessment.

Consequently, even though Grifols holds a majority interest in the share capital, it does not have power over the relevant activities, cannot unilaterally direct the financial and operating policies, and does not control the governing bodies. Therefore, the investment in Grifols Canada Plasma, Inc. is accounted for using the equity method, as Grifols has the ability to exercise significant influence over decisions relating to financial and operating policies.

As part of the acquisition agreement of Grifols Canada Plasma, Inc., the Group, through GWWO, has granted a loan intended to finance operating needs and facilitate the transition until full acquisition. The initial amount of the loan was Canadian Dollar 2 million, disbursed in the first phase of the agreement in November 2025. This loan is designed to increase progressively based on Grifols Canada Plasma, Inc. operating activity. The mechanism provides for additional drawdowns calculated monthly according to the volume of plasma collected. At year-end, the outstanding balance amounts to Canadian Dollar 3 million (Euros 2 million).

Grifols Egypt for Plasma Derivatives (S.A.E.)

On 29 July 2021, a cooperation agreement was signed with the Egyptian company National Service Projects Organization (“NSPO”) to incorporate a new entity in Egypt. The aim of this alliance is to help build a platform to bring self-sufficiency in plasma-derived medicines in the country through the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant.

Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty (Note 29(c)).

The Group made a first contribution of US Dollars 37 million (equivalent to Euros 30 million at the date of integration), and in exchange received Grifols Egypt for Plasma Derivatives (S.A.E.) shares representing 49% of its share capital, which would initially amount to US Dollars 300 million. The Company undertook to make the contributions for the outstanding amount corresponding to its interest as the capital requirements were approved. As a result, the Group made a further capital contribution of US Dollars 22 million during 2025 (US Dollars 44 million in 2024 and US Dollars 22 million in both 2023 and 2022, respectively), equivalent to 49% of the total capital capital increase made. Thus, the total contributions made by the Group amount to US Dollars 147 million as of December 31, 2025, equivalent to 49% of its share capital, which total amounts is US Dollar 300 million.

Under the planned investment program, the company has committed to additionally contribute US Dollar 44 million in 2026, US Dollar 39 million in 2027, and US Dollar 15 million in 2028.

Shanghai RAAS Blood Products Co. Ltd.

As a result of the sale in 2024 of the 20% equity interest in Shanghai RAAS (SRAAS), which had previously been reclassified as a non‑current asset held for sale in 2023 in accordance with IFRS 5, the Group recognized net proceeds associated with the transaction amounting to Euros 1,564 million, after settling the corresponding taxes in China.

The transaction was accompanied by the arrangement of a EUR/RMB foreign exchange forward contract, which was not designated as an accounting hedge. As a result, the funds received amounted to Euros 1,560 million, with a foreign‑exchange loss of Euros 18 million and a gain of Euros 13 million arising from the financial instrument entered into being recognized simultaneously (Note 25).

Accordingly, Grifols lost its significant influence over its investment in SRAAS, and the remaining 6.58% interest in SRAAS shares is considered a financial asset measured at fair value through Other Comprehensive Income. Its fair value at the transaction date was determined based on the quoted market price of SRAAS shares on that date. In addition, Grifols lost its indirect ownership interest in GDS previously held through its investment in SRAAS, which resulted in an increase of Euros 508 million in equity attributable to non‑controlling interests.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

This transaction did not have a material impact on the Consolidated Statements of Profit and Loss for 2024 and is calculated as follows:

Million of euros
Selling price	1,608
Fair value of SRAAS 6.58%	434
Minus: book value of the Non-current asset held for sale and transaction costs	(1,124)
Minus: book value of the Investment accounted for using the equity method as the date of loss of the significant influence	(368)
Minus:increase of the minority interest of GDS (see Note 19)	(508)
Other contractual obligations (see Note 29)	(10)
Result before the reclassification of translation differences	32
Accumulated translation differences in equity	2
Transaction result: profit	34
Taxes on profits in China and Spain	(35)
Result net of taxes	(1)

The result of the transaction includes an unrealized gain corresponding to the revaluation of the investment retained by Grifols in SRAAS at fair value in the amount of Euros 68 million.

BioDarou P.J.S. Co.

On 25 April 2022, and after obtaining all regulatory approvals, Grifols closed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,461 million (note 3). Biotest AG is the parent company of a consolidated group of companies, which includes a joint venture investment corresponding to a 49% interest held by Biotest Pharma GmbH in BioDarou P.J.S. Co, whose registered office is in Tehran, Iran, and which is accounted for using the equity method.

The company’s goal is to collect plasma, process it into immunoglobulins, factors and human albumin through Biotest AG and then sell the finished products in Iran.

Albajuna Therapeutics, S.L.

In 2016, Grifols made a capital investment of Euros 4 million in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders’ Agreement of January 2016, Grifols held a 49% stake in the company’s capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 which main activity is the development and manufacture of therapeutic antibodies against HIV.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The injection of capital, in which CRB Inverbio also participated with an additional Euros 2 million, enabled Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis.

In 2021, Mecwins, S.A. acquired own shares from Progenika Biopharma, S.A. to generate treasury stock. This acquisition caused the percentage of ownership in Mecwins, S.A. to decrease to 24.59%.

As of December 31, 2024, since the group ceased to exercise significant influence because it no longer had representation on the Board of Directors and could not intervene in financial policy decisions or its operation, the investment was reclassified as a financial asset with changes in “Other Comprehensive Income” (note 11).

The most recent financial statements available of the main equity-accounted investments of Grifols are as follows:

Balance sheet:

	Millions of Euros
	31/12/2025		31/12/2024
	Grifols Egypt for		Grifols Egypt for
	Plasma Derivatives	Grifols Canada	Plasma Derivatives
	S.A.E.	Plasma, Inc.	S.A.E.
Non-current assets	115	13	98
Current assets	101	8	92
Cash and cash equivalents	22	2	29
Non-current liabilities	(9)	(7)	(7)
Non-current financial liabilities	(8)	(7)	(7)
Current liabilities	(46)	(18)	(45)
Net assets	175	(9)	160

P&L:

	Millions of Euros
	2025		2024	2023
	Grifols Egypt for		Grifols Egypt for	Shanghai RAAS	Grifols Egypt for
	Plasma Derivatives	Grifols Canada	Plasma Derivatives	Blood Products Co.,	Plasma Derivatives
	S.A.E.	Plasma, Inc.	S.A.E.	Ltd.	S.A.E.
Net revenue	28	3	13	778	—
Net profit	(13)	—	4	234	(4)

Joint arrangement:

Biotek America, LLC

Grifols entered into a collaboration agreement with ImmunoTek GH, LLC (“ImmunoTek”) for the opening and management of 28 plasma collection centers. The transaction was executed through the creation of Biotek America LLC (“ITK JV”), which created a series of shares for each center (silos). Grifols held 75% of each series of shares, and ImmunoTek held the remaining 25%. Approximately three years after the opening of each center, according to the agreement, Grifols would acquire the collection centers.

As of December 31, 2025, Grifols has completed the acquisition of all plasma centers, which are now managed through the Group’s subsidiary Biomat Holdings LLC, thereby concluding the collaboration agreement and, consequently, the joint operation (Note 3).

The collaboration agreement between the Group and Immunotek has involved, as of December 31, 2025 and 2024:

●	The construction, licensing, and commissioning by ImmunoTek of a total of 28 plasma centers in the United States.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	The sale to Grifols of the 28 centers amounted to USD 547 million (EUR 514 million). Fourteen centers were incorporated in April and July 2024, in two phases of seven centers each. Subsequently, eight centers were acquired in January 2025, and the remaining six in February 2025 (see Note 3).
●	Grifols made advances of up to US Dollars 5 million for each center to ImmunoTek (US Dollars 140 million) for the 28 centers (Euros 134 million), which has been deducted from the purchase price of the last 14 centers.
●	All of the plasma collected by ITK JV through the 28 centers is sold exclusively to Grifols in exchange for an agreed price. Plasma purchases made from ITK JV in 2024 and 2023 amounted to Euros 236 million and Euros 234 million, respectively.
●	ImmunoTek, up to the date of the acquisition of the centers and completion of the collaboration agreement, exclusively managed the centers in exchange for a management fee, which amounted to Euros 8 million until June 2023. Subsequently, as a result of a contractual modification, the management fees became fixed amounts of Euros 28 million as of December 31, 2024 (Euros 15 million as of December 31, 2023).
●	As manager, up to the date of the acquisition of the centers and the completion of the collaboration agreement, it was able to carry out all acts it deemed necessary under its sole and exclusive responsibility, but always within the activities agreed by the parties. The agreement could only be terminated with the unanimous consent of the parties. However, the manager was not authorized to act under a delegated power, insofar as it had exposure to management fees and to the achievement of objectives aimed at maximizing the selling price of each series.
●	It was agreed that, once ITK JV has been liquidated and payments to the creditors of ITK JV or of each series have been made, the advances contributed by the participants shall be reimbursed, in this case, the advances provided by Grifols. Any remaining balance, if any, shall be distributed among the partners in proportion to their shareholding (Immunotek 25%; Grifols 75%).
●	None of the series should be responsible for expenses incurred or attributed to the other series. All profit, loss, income and expense items would be allocated to ImmunoTek, including any tax benefits derived therefrom. However, all assets and liabilities correspond to each of the series. Therefore, each of the series has a separate legal personality, with assets and liabilities isolated from the rest, i.e. each series is a SILO.
●	Grifols, through Grifols Shared Services North America, Inc. acts as guarantor of two ImmunoTek plasma center lease agreements that are not affected by the collaboration under Biotek America, LLC. In addition, and as a result of the acquisition of the Group 4 Centers, these are encumbered as collateral of the Promissory Note and (following the same guarantee provided by Grifols S.A. under the Collaboration Agreement with Immunotek) the Promissory Note is guaranteed by Grifols, S.A.

The amounts paid net of deposits and on the basis of a minimum production and existence of the centers at the time of purchase, were the following (note 3):

	Millions
	US Dollar	Euros
Group 3	78	75
Group 4	62	59
Total	140	134

Until the acquisition date of the centers and the completion of the collaboration agreement, regardless of whether Grifols held a 75% stake and whether the management was transferred to ImmunoTek, there was joint control until Grifols acquired the centers and would be accounted for as a joint operation based on the contractual conditions: (i) joint decision-making power on the relevant activities; (ii) Grifols’ exposure to the 75% stake, the advances paid, the guarantees granted and the contracts for the purchase of plasma supply; (iii) significant exposure of the other shareholder to the results of the silos generated and their fees, given that it did not act with delegated power and, (iv) relation between the two.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Therefore, to the extent that there was joint control and each series was representative of a silo and was designed and created to sell all the plasma collected to Grifols, which advanced the necessary funds for the development of the series and guaranteed the obligations, they should be considered joint agreements. However, there was a disproportion between Grifols’ percentage stake in the series, which amounted to 75%, and the economic exposure to assets and liabilities of 100%, while the income and expenses and tax benefits derived therefrom from the period prior to the acquisition were attributed to ImmunoTek. As a result, the losses generated by the series during the period prior to the acquisition were attributed to the other shareholder under the tax transparency regime.

Below is a breakdown of the aggregate balances of the centers as of 31 December 2024, excluding balances with Grifols:

	Millions
	US Dollars	Euros
	31/12/2024	31/12/2024
Non-current assets	54	52
Current assets	27	26
Total assets	81	78

Non-current liabilities	56	54
Current liabilities	47	45
Total liabilities	103	99

Grifols’ balances	6	6
Total Equity	(28)	(27)

	Millions
	US Dollars	Euros
	31/12/2024	31/12/2024
Net revenue	206	190
Net profit	6	6

(11)Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2025 and 2024 are as follows:

	Millions of Euros
	Reference	31/12/2025	31/12/2024
Other non-current investments		339	422
Non-current derivatives	Note 30	—	1
Total Non-current financial assets measured at fair value		339	423
Non-current guarantee deposits		16	9
Other non-current financial assets		24	38
Non-current loans	a)	133	20
Total Non-current financial assets measured at amortized cost		173	67
Total Non-current financial assets		512	490

In Non-current guarantee deposits, there are long-term deposits with related parties that amount Euros 1 million at 31 December 2025 (Euros 1 million at 31 December 2024) (note 31). Additionally, there is a pledged deposit amounting to US Dollars 10 million, which forms part of the US Dollar 50 million guarantee granted by the Group to Grifols Egypt for Plasma Derivatives S.A.E., securing a contract entered into by said entity with a financial institution (see note 31).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The remaining 6.58% interest in SRAAS shares is included under “Other non-current investments”. This investment has been considered a financial asset measured at fair value with changes in ‘Other Comprehensive Income of financial investments’ whose fair value has been calculated on the basis of the SRAAS share price at that date (CNY 6.34 per share at 31 December 2025 and CNY 7.22 per share at 31 December 2024) in the amount of Euros 336 million at 31 December 2025 (Euros 416 million at 31 December 2024) recognizing a loss under the heading of other comprehensive income in 2025 of Euros 80 million net of tax (Euros 18 million in 2024).

Details of current financial assets on the consolidated balance sheet at 31 December 2025 and 2024 are as follows:

		Millions of Euros
	Reference	31/12/2025	31/12/2024
Current derivatives	Note 30	—	6
Total Non-current financial assets measured at fair value		—	6

Deposits and guarantees		1	3
Other current financial assets		23	21
Current loans	a)	12	214
Total other current financial assets measured at amortized cost		36	238
Total other current financial assets		36	244

a)Non-current and current loans

Details of non-current and current loans are as follows:

		Millions of Euros
	Reference	31/12/2025	31/12/2024
Loans to associates	Note 31	2	—
Loans to related parties	Note 31	135	214
Loans to third parties		8	20
Total current and non-current loans		145	234

“Loans to related parties” includes by an amount of Euros 11 million (Euros 82 million as of 31 December 2024) the open balance of the cash pooling that Haema GmbH and BPC Plasma, Inc. have with Scranton Plasma B.V. (note 31). Despite their maturity date being 2027, these have been maintained in the short term as their recovery is expected through the collection of dividends in the coming year. In 2025, 2024 and 2023, BPC Plasma Inc. distributed to its shareholder Scranton Plasma B.V. a dividend without cash outflow compensating “Loans to related parties”. In 2025 the dividend amounted Euros 26 million (Euros 40 million in 2024, being the dividend distributed in 2023 the result of the previous 4 years for a value of Euros 266 million. This distribution had an impact against the Group’s non-controlling interests reserves (see note 17). Additionally, in 2025 Haema GmbH distributed to its shareholder Scranton Plasma B.V a dividend without cash outflow compensating “Loans to related parties” that amounted Euros 87 million.

Furthermore, through the execution of a quota transfer agreement on 31 October 2024, Grifols Worldwide Operations Limited (“GWWO”) as purchaser, acquired 100% of the share capital of Haema Plasma Kft, from Scranton Plasma B.V., as seller (the “SPA”), all of which in exchange of Euros 35 million (the “Purchase Price”). The Purchase Price was paid by GWWO to Scranton Plasma B.V. through the partial assignment by GWWO to Scranton Plasma B.V. of part of certain receivable held by GWWO against Haema GmbH (under certain advance payment made in the past by GWWO to Haema GmbH for the purchase of plasma (the “Plasma Advance Receivable”)) in the amount of the Purchase Price (the “Assigned Receivable”). Therefore, the amount of the Plasma Advance Receivable was reduced in the amount of the Assigned Receivable. In turn and in addition, upon receipt by Scranton Plasma B.V. of the Assigned Receivable, Scranton Plasma B.V., as creditor under the Assigned Receivable against Haema GmbH, as debtor thereunder, settled its debt position under the cash-pooling financing agreement in the amount of the Assigned Receivable (and hence, the amount outstanding under the cash-pooling arrangement between Haema GmbH, as creditor and Scranton Plasma B.V., as debtor, was reduced in the amount of the Assigned Receivable).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Additionally, this caption includes the loan granted to Scranton Enterprises BV by the Group related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (notes 21 and 31). The initial amount of the loan was US Dollars 95 million (Euros 87 million). Furthermore, in 2023 an additional amount of Euros 15 million was drawn under the same terms as the original loan. As of 31 December 2025, the recorded amount stands at Euros 124 million, including accrued and capitalized interest to date (Euros 132 million as of 31 December 2024).

As part of the acquisition agreement of Grifols Canada Plasma, Inc., the Group has granted a loan which amounts Canadian Dollar 2 million (see Note 10).

(12)	Inventories

Details of inventories at 31 December 2025 and 2024 are as follows:

	Millions of Euros
	31/12/2025	31/12/2024

Goods for resale	190	194
Raw materials and supplies	936	979
Work in progress and semi-finished goods	1,407	1,478
Finished goods	862	1,059
Allowance for slow-moving and obsolete inventory	(99)	(150)
	3,296	3,560

Grifols maintains insurance policies to mitigate potential risks of material damage to inventories.

Movement in the inventory provision was as follows:

	Millions of Euros
	31/12/2025	31/12/2024	31/12/2023

Balance at 1 January	150	124	85
Net charge for the year	(33)	23	57
Cancellations for the year	(14)	—	(16)
Translation differences	(4)	4	(2)
Balance at 31 December	99	150	124

The Group has entered into unconditional purchase commitments in the ordinary course of business. These commitments include legally binding agreements to acquire goods, which specify all relevant terms such as: fixed or minimum quantities to be purchased, fixed, minimum or variable pricing conditions, and the approximate timing of the transaction. Agreements that can be cancelled at any time without penalty are excluded from these commitments. The total amount of the Group’s unconditional purchase commitments is as follows:

Millions of Euros
2026	467
2027	427
2028	346
2029	295
2030	5
More than 5 years	10

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(13)	Trade and Other Receivables

Details at 31 December 2025 and 2024 are as follows:

		Millions of Euros
	Reference	31/12/2025	31/12/2024

Current contract assets		83	36
Trade receivables		619	687
Receivables from associates	Note 31	55	39
Impairment losses		(23)	(21)
Trade receivables		651	705
Other receivables	Note 30 (c)	13	11
Personnel		1	1
Advance payments	Note 30 (c)	7	6
Taxation authorities, VAT recoverable		55	54
Other public entities		25	6
Other receivables		101	78
Current income tax assets		17	53
Total current contract assets, trade and other receivables		852	872

Current contract assets

Short‑term contract assets relate to outstanding performance obligations arising from installment agreements entered into by certain Group companies. These contractual obligations are generally settled within a period of less than 12 months. Trade receivables arising from this line of business, which generally have maturities ranging from 60 to 120 days, are recognized when the right to consideration becomes unconditional. This occurs at the time when biological drugs produced from plasma provided by the customer are delivered to the customer. These transactions are measured at cost of sales plus margin, provided that such margin can be reliably estimated.

Credit risk is recognized through valuation adjustments to contract assets. The allowance for doubtful accounts is determined as the difference between the nominal value of contract assets and the estimated recoverable amount.

Impairment losses

The following represent the carrying amount of the trade and other receivables and contractual assets categorized by due date as of 31 December 2025 is as follows:

	Millions of Euros
		Total gross carrying		Total net third party
	ECL Rate	amount	Provision	trade receivables
Not matured	0.19%	522	(1)	521
Past due 0-30 days	0.19%	142	—	142
Past due 31-60 days	0.62%	25	—	25
Past due 61-90 days	2.03%	9	—	9
Past due 91-180 days	3.01%	19	(1)	18
Past due 181-365 days	8.52%	12	(1)	11
More than one year	100%	21	(13)	8
Customers with objective evidence of impairment		7	(7)	—
		757	(23)	734

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The following represent the carrying amount of the trade and other receivables and contractual assets categorized by due date as of 31 December 2024 is as follows:

	Millions of Euros
		Total gross carrying		Total net third party
	ECL Rate	amount	Provision	trade receivables
Not matured	0.19%	622	(1)	621
Past due 0-30 days	0.19%	19	(1)	18
Past due 31-60 days	0.62%	24	—	24
Past due 61-90 days	2.03%	17	—	17
Past due 91-180 days	3.01%	36	(1)	35
Past due 181-365 days	8.52%	16	(1)	15
More than one year	100%	17	(6)	11

Customers with objective evidence of impairment		11	(11)	—
		762	(21)	741

Movement in the bad debt provision was as follows:

	Millions of Euros
	31/12/2025	31/12/2024	31/12/2023
Opening balance	21	32	32
Net charges for the year	8	5	7
Net cancellations for the year	(5)	(17)	(7)
Transfers	—	—	—
Translation differences	(1)	1	—
Closing balance	23	21	32

The Group also records impairment allowances representing the best estimate of expected losses on trade receivables and other accounts receivable. For trade receivables, the simplified approach is applied, estimating expected losses over the entire life of the asset, while for other financial assets the general model is used. Monitoring of portfolios without specific signs of impairment is performed using a provision matrix based on ageing. For trade receivables related to Middle Eastern customers overdue for more than one year, the matrix percentages have been adjusted to reflect specific default patterns. For other financial assets, the Group has assessed their recoverability and concluded that there is no significant risk of default. These allowances are based on historical experience and the ageing of balances, and are reviewed periodically to reflect changes in risk. Thanks to the strong credit quality of customers and the fact that collection periods are generally short, around 30 days, the impact of these allowances has not been significant.

Assignment of credit rights

During 2025, 2024 and 2023, the Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor’s ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor.

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

At 31 December 2025, the finance cost of credit rights sold for the Group totals Euros 14 million which has been recognized under finance costs in the consolidated statement of profit and loss for (Euros 31 million in 2024 and Euros 25 million in 2023) (note 25).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The volume of net invoices that have been sold without recourse to various financial institutions which would not have been collected as of 31 December 2025, totals Euros 325 million (Euros 312 million at 31 December 2024).

Details of balances with related parties are shown in note 31.

(14)	Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2025 and 2024 are as follows:

	Millions of Euros
	31/12/2025	31/12/2024
Current deposits	8	5
Restricted cash	24	—
Cash in hand and at banks	793	975
Total cash, cash restricted and cash equivalents	825	980

As of 31 December 2025, there is a restricted amount of 24 millions of euros in a Group bank account, respect of which the financial institution maintains an administrative operational restriction. This restriction neither affects the Group´s legal title to the cash nor changes its nature, but rather arises from the bank´s internal approval procedures as part of its standard banking operations.

The Group continuously monitors its exposure to these restrictions and considers that they do not significantly impact its overall liquidity position or its ability to meet short-term financial obligations.

(15)	Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

a)	Share capital

At 31 December 2025 and 2024, the Company’s share capital amounts to Euros 119,603,705 and comprises:

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Any resolution (i) authorizing the Company or any of its subsidiaries to repurchase or acquire any of our Class A shares, except for pro rata repurchases available equally to holders of our Class B shares on the same terms and at the same price as offered to holders of our Class A shares or (ii) approving the redemption of any of our shares and any share capital reductions (through repurchases, cancellation of shares or otherwise), other than (a) those redemptions required by law and (b) those redemptions which affect equally our Class A shares and Class B shares and in which each Class B share is treated the same as a Class A share in such transaction.
●	Any resolution approving the issuance, granting or sale (or authorizing the Board to issue, grant or sell) (i) any of our shares, (ii) any rights or other securities exercisable for or exchangeable or convertible into our shares or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any of our securities, except if (a) each Class B share is treated the same as a Class A share in the relevant issuance, grant or sale and, therefore, has a preferential subscription right (“derecho de suscripción preferente”) or a free allotment right in the relevant issuance, grant or sale to the same extent, if any, as a Class A share or (b) if the issuance is made in accordance with the subscription rights described in “Subscription Rights” below.
●	Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation,a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B share is treated the same as a Class A share or (ii) our dissolution or winding-up, except where such resolution is required by law.
●	Any resolution for the delisting of any Grifols shares from any stock exchange.
●	Generally, any resolution and any amendment of the Articles of Association that directly or indirectly adversely affects the rights, preferences or privileges of our Class B shares (including any resolution that adversely affects our Class B shares relative to our Class A shares or that positively affects our Class A shares relative to our Class B shares, or that affects the provisions in the Articles of Association relating to our Class B shares).

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

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation (note 15(g)).

At 31 December 2025 and 2024, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2025 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2025		422,185,368	258,223,736
(Acquisition) / disposal of treasury stock	Note 15(d)	166,208	—
Balance at 31 December 2025		422,351,576	258,223,736

Movement in outstanding shares during 2024 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2024		422,185,368	256,906,911
(Acquisition) / disposal of treasury stock	Note 15(d)	—	1,316,825
Balance at 31 December 2024		422,185,368	258,223,736

b)	Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated financial statements.

c)	Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The movement in this caption of the consolidated balance sheet during the years ended at 31 December 2025, 2024 and 2023 is reflected in the consolidated statement of changes in equity.

In the current fiscal year, the most significant movements mainly correspond to the acquisitions of Biotest AG and Araclon Biotech (Note 17).

In 2024 the most significant movements relate to the acquisitions of Haema Plasma Kft, Grifols Pyrenees Research Center, S.L., and Grifols Malaysia SDN BHD (Note 2). The first one had a negative impact on reserves, decreasing them by Euros 14 million. On the other hand, the acquisition of Grifols Malaysia SDN BHD generated a positive effect, increasing reserves by Euros 5 million.

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

At 31 December 2025 and 2024 the legal reserve of the Parent amounts to Euros 24 million which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2025 and 2024 the balance of the legal reserve of other Spanish companies amounts to Euros 2 million.

Other foreign Group companies have a legal reserve amounting to Euros 4 million at 31 de diciembre de 2025 and 2024.

Unavailable reserve

At 31 December 2025, Euros 30 million equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 19 million at 31 December 2024) are, in accordance with applicable legislation, a distribution limitation until these development costs have been amortized.

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

The Parent held Class A and B treasury stock equivalent to 1.02% of its capital at 31 December 2025 (1.04% of its capital in Class A and B treasury stock at 31 December 2024).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Treasury stock Class A

Movement in Class A treasury stock during 2025 is as follows:

	No. of Class A shares	Millions of Euros
Balance at 1 January 2025	3,944,430	90
Disposal Class A shares	(166,208)	(4)
Balance at 31 December 2025	3,778,222	86

During 2025, the Group delivered 166,208 treasury shares (Class A shares) to certain employees as compensation under the Restricted Stock Plan and the Long‑Term Incentive Plan.

During fiscal year 2024, there were no movements in Class A treasury shares, which remained at 3,944,430 shares and Euros 90 million.

Treasury stock Class B

During fiscal year 2025, there were no movements in Class B treasury shares, which remained at 3,201,374 shares and Euros 45 million.

Movement in Class B treasury stock during 2025 is as follows:

	No. of Class B shares	Millions of Euros
Balance at 1 January 2025	3,201,374	45
Disposal Class B shares	—	—
Balance at 31 December 2025	3,201,374	45

Movement in Class B treasury stock during 2024 was as follows:

	No. of Class B shares	Millions of Euros
Balance at 1 January 2024	4,518,199	63
Disposal Class B shares	(1,316,825)	(18)
Balance at 31 December 2024	3,201,374	45

In April and October 2024, the Group delivered 1,316,825 treasury shares (Class B shares) to eligible employees as compensation under the Restricted Stock Plan.

e)	Distribution of profit and dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2025, and the distribution of profit approved for 2024, presented at the general meeting held on June 5, 2025, is as follows:

	Millions of Euros
	31/12/2025	31/12/2024
Voluntary reserve	31	(83)
Dividends	161	—
Results of the Parent	192	(83)

Millions of Euros
Distribution base:	31/12/2025
Profit for the year	192

Millions of euros
Distribution:	31/12/2025
Dividends	158
Mandatory preferred dividend for Class B shares	3
Voluntary reserve	31

The distribution of profit corresponding to the year ended 31 December 2025 and 2024 presented in the statement of changes in consolidated equity.

On August 13, 2025, the Company paid an interim dividend for fiscal year 2025 amounting to a gross sum of 0.1500 euros per share, with the total distributed amount reaching Euros 102 million. The total dividend amount of Euros 158 million includes the Euros 102 million corresponding to the interim dividend already paid. The parent company has not distributed dividends in fiscal years 2023 and 2024.

f)Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) and a long-term incentive plan for certain employees (note 26).This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 13 million at 31 December 2025 (Euros 7 million at 2024).

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

g)Significant shareholders

The most significant shareholdings in the share capital of Grifols, S.A. as of December 31, 2025, according to publicly available information or communication made to the Company, are as follows:

	% of voting rights attached		% of voting rights through
	to the shares		financial instruments		% of total
Name or company name of shareholder	Direct	Indirect	Direct	Indirect	voting rights
Armistice Capital Master Fund Ltd	1.06%	—%	—%	—%	1.06%
BlackRock, Inc.	—%	3.38%	—%	0.90%	4.27%
Deria, S.L.	15.20%	—%	—%	—%	15.20%
Flat Footed Llc.	—%	3.13%	—%	—%	3.13%
Mason Capital Master Fund L.P.	—%	3.17%	—%	—%	3.17%
Ponder Trade, S.L.	7.09%	—%	—%	—%	7.09%
Scranton Enterprises, B.V.	8.40%	—%	—%	—%	8.40%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(16)	Earnings Per Share
a)	Basic Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares outstanding throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	31/12/2025	31/12/2024	31/12/2023
Profit for the year attributable to shareholders of the Parent (Millions of Euros)	402	157	42
Weighted average number of ordinary shares outstanding	680,512,566	679,668,551	679,756,294
Basic earnings per share (Euros per share)	0.59	0.23	0.06

Basic earnings per share for Class A and B shares amounted to approximately Euros 0.59 and 0.60 per share, respectively.

The weighted average number of ordinary shares outstanding (basic) is as follows:

	Number of shares
	31/12/2025	31/12/2024	31/12/2023
Issued shares outstanding at 1 January	680,409,104	679,092,279	679,469,076
Effect of treasury stock	103,462	576,272	287,218
Weighted average number of ordinary shares outstanding (basic) at 31 December	680,512,566	679,668,551	679,756,294

b)Diluted Earnings per share

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares outstanding considering the diluting effects of potential ordinary shares.

The RSUs granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	31/12/2025	31/12/2024	31/12/2023
Profit for the year attributable to shareholders of the Parent (Millions of Euros)	402	157	42
Weighted average number of ordinary shares outstanding (diluted)	681,573,145	679,916,715	677,101,992
Diluted earnings per share (Euros per share)	0.59	0.23	0.06

Diluted earnings per share for Class A and B shares amounted to approximately Euros 0.59 and 0.60 per share, respectively.

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares
	31/12/2025	31/12/2024	31/12/2023
Ordinary shares outstanding at 1 January	680,409,104	679,092,279	679,469,076
Plans of rights over shares	1,060,579	248,164	(2,654,302)
Effect of treasury stock	103,462	576,272	287,218
Weighted average number of ordinary shares outstanding (diluted) at 31 December	681,573,145	679,916,715	677,101,992

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(17)	Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2025 are as follows:

	Millions of Euros
			Profit /
		Balance at	(loss) for	(Investments) /		Other	Translation	Balance at
	Reference	31/12/2024	the period	Divestments	Dividends	movements	differences	31/12/2025
Grifols (Thailand) Pte Ltd		5	—	—	—	—	—	5
Araclon Biotech, S.L.	a)	(1)	—	2	—	—	—	1
Haema GmbH		260	11	—	(87)	—	—	184
BPC Plasma, Inc		146	40	—	(26)	—	(19)	141
Grifols Diagnostic Solutions Inc.		1,970	62	—	(27)	—	(224)	1,781
Plasmavita Healthcare GmbH		16	3	—	(1)	1	—	19
Albimmune S.L.		(3)	—	—	—	—	—	(3)
Biotest AG	b)	330	(18)	(112)	—	3	1	204
		2,723	98	(110)	(141)	4	(242)	2,332

a)	Araclon Biotech

On March 7, 2025, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited, acquired 0.58% of the share capital of Araclon Biotech for a value of Euros 1 million. Additionally, on December 16, 2025, it acquired a further 0.69% interest for an amount of Euros10 million. As a result, as of December 31, 2025, the Group holds 77.12% of the company. The impact on reserves amounts to Euros 3 million and Euros 2 million in the non-controlling interests.

b)	Biotest

On February 14, 2025, Grifols acquired 589,694 non-voting preferred shares, representing approximately 1.5% of the share capital of Biotest AG at a price of €30.00 per share. The total amount disbursed by the Group amounts Euros 18 million. As a result of this transaction, the Group, directly and indirectly, became the owner of 71.68% of Biotest AG.

On March 31, 2025, Grifols Biotest Holdings GmbH announced its decision to make a delisting offer for the acquisition of all ordinary voting shares of Biotest AG (“Biotest”) at a price of €43.00 per share, as well as the non-voting preferred shares at a price of €30.00 per share, in accordance with the provisions of the Offer Document.

The acceptance period ended on June 6, 2025, the date from which Biotest AG’s shares ceased trading on the Frankfurt Stock Exchange.

The offer was accepted for a total of:

●	416,922 ordinary shares, representing approximately 2.11% of the total issued ordinary shares with voting rights and 1.05% of Biotest’s total share capital, and
●	3,002,804 non-voting preferred shares, representing approximately 15.18% of the total preferred shares issued and 7.59% of Biotest’s total share capital.

The total amount disbursed by the Group within the framework of this operation amounted to Euros 108 million.

As a result of the delisting offer, the Group, directly and indirectly through its subsidiary Grifols Biotest Holdings GmbH, came to hold:

●	99.25% of the total ordinary voting shares issued, and

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	61.40% of the total non-voting preferred shares issued.

The settlement of the offer was carried out on 16 June 2025.

Subsequently, in September and October 2025, the Group carried out several acquisitions. Grifols purchased 31,627 preferred shares, representing approximately 0.16% of the total non-voting preferred shares issued and 0.08% of Biotest AG’s share capital, at a price of €30.00 per share, as well as 549 ordinary voting shares at a price of €43.00 per share.

The total amount invested by the Group amounted to Euros 1 million. As a result of this transaction, the Group, directly and indirectly, came to hold 80.40% of Biotest AG’s share capital.

In accordance with the provisions of IFRS 10 – Consolidated Financial Statements, this transaction has been accounted for as a transaction with non-controlling interests, as the Group continues to exercise control over Biotest AG. Consequently, there has been no impact on the condensed interim consolidated income statement of the Group.

The impact of the transaction on the consolidated balance sheet as of 31 December 2025 is reflected in the following terms:

●	A decrease under the heading “Non-controlling interests” amounting to Euros 109 million, including an effect on translation differences of Euros 7 million; and
●	A change in accumulated reserves (undistributed income) amounting to Euros 25 million (see Note 15(c)).

Additionally, in October 2025, the company Haema Plasma Kft. was sold to Biotest AG, leading to a further decrease in non-controlling interests of Euros 3 million.

In the fiscal year 2025, Haema GmbH and BPC Plasma Inc. distributed dividends amounting to Euros 87 million and Euros 26 million respectively without any cash outflow, as compensation for “Other loans with related parties” owed to its shareholder Scranton Plasma B.V. (notes 11 and 31).

Grifols Diagnostic Solutions Inc. has also distributed a dividend of US Dollar 70 million, having an impact against Group’s non-controlling reserves of Euros 27 million.

Details of non-controlling interests and movement at 31 December 2024 are as follows:

	Millions of Euros
		Balance at		(Investments) /		Other	Translation	Balance at
	Reference	31/12/2023	Additions	Divestments	Dividends	movements	differences	31/12/2024
Grifols (Thailand) Pte Ltd		5	—	—	—	—	—	5
Grifols Malaysia Sdn Bhd		4	—	(4)	—	—	—	—
Araclon Biotech, S.L.		(1)	—	—	—	—	—	(1)
Haema GmbH		254	6	—	—	—	—	260
BPC Plasma, Inc		148	28	—	(40)	—	10	146
Grifols Diagnostic Solutions Inc.		1,347	48	508	(25)	—	92	1,970
Plasmavita Healthcare GmbH		13	4	—	—	—	(1)	16
Haema Plasma Kft	Nota 2 (b)	20	—	(20)	—	—	—	—
Albimmune S.L.		(2)	(1)	—	—	—	—	(3)
Biotest AG		357	(29)	—	(1)	—	3	330
		2,145	56	484	(66)	—	104	2,723

On October 22, 2024, the Group acquired the entirety of Haema Plasma Kft., as detailed in note 2(b), which has resulted in a reduction of said non-controlling interest in its entirety.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Additionally, in the context of the agreement for the sale of the 20% stake in SRAAS, the effective percentage of the non-controlling interest in Grifols Diagnostic Solutions Inc. has increased by 11.96% reaching a 45%, representing an increase in the equity attributed to minority parties of Euros 508 million.

In 2024, Grifols Diagnostic Solutions Inc. has distributed a dividend of US Dollar 60 million, having an impact against Group’s non-controlling reserves of Euros 25 million. Furthermore, BPC Plasma, Inc. has made a distribution of dividends without cash outflow and in compensation for “Other loans to related parties” to its shareholder Scranton Plasma B.V. worth Euros 40 million (notes 11 and 31).

At 31 December 2025 and 2024, the main items of the statement of financial positions of the most significant non-controlling interests are as follows:

	Millions of Euros
	31/12/2025
					Total consolidated equity
	Non-current	Current	Non-current	Current	(except for intercompany	% Non-controlling	Non-controlling
	assets	assets	liabilities	liabilities	eliminations)	Interest	interests
Grupo Biotest	2,195	876	(487)	(854)	1,041	19.6%	204
Grupo GDS	4,197	251	(349)	(141)	3,958	45%	1,781
Haema GmbH	239	46	(46)	(41)	184	100%	184
BPC Plasma, Inc	205	33	(45)	(22)	141	100%	141
	6,836	1,206	(927)	(1,058)	5,324		2,310

	Millions of Euros
	31/12/2024
					Total consolidated equity
	Non-current	Current	Non-current	Current	(except for intercompany	% Non-controlling	Non-controlling
	assets	assets	liabilities	liabilities	eliminations)	Interest	interests
Grupo Biotest	2,130	780	(540)	(657)	1,105	29.8%	330
Grupo GDS	4,627	253	(368)	(134)	4,378	45%	1,970
Haema GmbH	230	121	(34)	(50)	260	100%	260
BPC Plasma, Inc	240	26	(53)	(22)	146	100%	146
	7,227	1,180	(995)	(863)	5,889		2,706

	Millions of Euros
	2025				2024
		Consolidated	% Non-	Non-		Consolidated	% Non-	Non-
	Ordinary	Net	controlling	controlling	Ordinary	Net	controlling	controlling
	Income	Income	Interest	interests	Income	Income	Interest	interests
Biotest group	675	(72)	19.6%	(18)	726	(96)	29.8%	(29)
GDS Group	571	139	45%	62	578	122	45%	48
Haema GmbH	219	11	100%	11	204	6	100%	6
BPC Plasma, Inc	224	40	100%	40	224	28	100%	28
	1,689	118		95	1,732	60		53

Detail of cash flows of the most significant non-controlling interests is as follows:

	Milions of Euros
	2025				2024
	Haema GmbH	BPC Plasma	Biotest Group	GDS Group	Haema GmbH	BPC Plasma	Biotest Group	GDS Group

Net cash flows from operating activities	16	37	(120)	206	18	39	63	213
Net cash flows from investing activities	(5)	—	(10)	(131)	(11)	(33)	(27)	(54)
Net cash flows from financing activities	—	—	135	(75)	—	—	(36)	(160)
	11	37	5	—	7	6	—	(1)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Haema GmbH and BPC Plasma, Inc.

In mid-2018, Grifols acquired 100% of the shares of Haema GmbH (formerly Haema AG) and BPC Plasma, Inc., which were subsequently sold to Scranton in December 2018, for the same amount and conditions under which they were acquired.

The following indicators support the power that Grifols maintains over these companies, even after their sale to Scranton and that, therefore, it retains control over Haema and BPC in accordance with IFRS 10:

-	Grifols has an option to repurchase 100% of both companies exercisable at any time, which, in addition, has a substantive character insofar as there are no restrictions on its exercise (even when the sales contract includes a nullity clause of the option in the event of default by Scranton, Grifols will maintain the ability to exercise said purchase option in the 90-day period that the buyer has to remedy a non-payment situation);
-	There are no shareholder agreements that establish that relevant decisions are approved in a manner different from by majority vote.
-	Grifols has the financial capacity to exercise the purchase option;
-	Although Grifols does not have voting rights, it maintains power in both companies, through its ability to exercise the repurchase option which grants it potential voting rights;
-	Furthermore, Grifols is the manager of both companies through the management contract in the plasma collection business of the donation centers, which includes general management and joint approval of the business plan, granting the intellectual property license and know-how.
-	Additionally, there is a plasma supply agreement for 30 years where the plasma that these entities will produce will be almost entirely to meet Grifols’ needs. The sale price of the plasma is established based on the full cost of production, plus a fixed margin. Both contracts have the same duration.

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

Based on the abovementioned contractual conditions, Grifols has estimated the value of the exercise of the repurchase option as follows: (i) the price at which the Selling Companies (Grifols Shares Services North America Inc (for the shares of BPC Plasma Inc) and Grifols Worldwide Operations Limited (for the shares of Haema GmbH)) sold the shares to Scranton (totalling USD 538 million), plus (ii) the change in working capital. Based on the business models of Haema and BPC, this change in working capital is expected to primarily reflect the undistributed profits at the time of exercise of the repurchase option. Given that the price of the exercise of the repurchase option aligns closely with the fair value of BPC and Haema, this option’s overall value is not considered significant. Furthermore, since the valuation of the option relies on unobservable market factors, it falls under Level 3 of the fair value hierarchy. Considering the uncertainties underlying the valuation of the option as it deals with non-observable variables, and the value of the same not being significant, said value has not been recognized as a 31 December 2025 and 2024 (note 29).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

GDS Group

Previous to the sale of the 20% participation in Shanghai RAAS Blood Products Co Ltd (SRAAS hereinafter), there was an indirect participation:

-	Grifols owned a 26.58% stake in SRAAS (associated company), and a 55% stake in GDS (subsidiary) and;
-	SRAAS owns a 45% stake in Grifols Diagnostic Solutions, Inc (hereinafter GDS) (company associated with SRAAS).

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

When determining the allocation of the GDS result attributed to the non-controlling interest (SRAAS), SRAAS’s percentage of participation in GDS was adjusted by 11.96% and therefore, the percentage to attribute the result was 33.04% (45% - 11.96%) for the period ended as of 31 December 2023.

As a result of the sale transaction (Note 10), Grifols now owns 6.58% of the participation in SRAAS (financial investment), so it losses its significant influence over its interest in SRAAS and, consequently, its indirect 11.96% stake in GDS’ capital that it held. In the current year, the effective percentage of non-controlling interest recognized in GDS is 45%.

Grifols, S.A. has control over GDS through Grifols Shared Services North America, Inc (hereinafter GSSNA), following the entry of the new shareholder Shanghai RAAS Blood Products Co Ltd.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(18)Provisions

Details of provisions at 31 December 2025 and 2024 are as follows:

		Millions of Euros
	Reference	31/12/2025	31/12/2024
Provisions for pensions and similar obligations	Note 26	99	102
Other provisions		20	23
Non-current provisions		119	125

Trade provisions		23	25
Other provisions		12	14
Current provisions		35	39
Total provisions		154	164

The movement in non-current and current provisions is as follows:

	Millions of Euros
	31/12/2025	31/12/2024	31/12/2023
Opening balance	164	165	166
Net charges	25	9	29
Net cancellations	(39)	(15)	(20)
Transfers	7	4	(9)
Translation differences	(3)	1	(1)
Closing balance	154	164	165

The amounts included under the non-current provisions heading mainly relate to provisions recognized by the Group in connection with retirement benefit obligations and other employment-related commitments for certain employees (see Note 26).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(19)Financial Liabilities

This note provides information on the contractual conditions of the Group’s financial liabilities, which are measured at amortized cost, except for the financial derivatives that are valued at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2025 and 2024 are as follow:

		Milllions of Euros
Financial liabilities	Reference	31/12/2025	31/12/2024
Non-current bonds	(a)	5,340	5,418
Senior secured debt	(b)	2,186	2,373
Other loans	(b)	32	53
Other non-current financial liabilities	(d)	732	853
Non-current financial derivatives	Note 30	1	—
Non-current lease liabilities	Note 8	969	1,025
Loan transaction costs		(169)	(232)
Total non-current financial liabilities		9,091	9,491

Current bonds	(a)	127	115
Senior secured debt	(b)	23	24
Other loans	(b)	137	292
Other current financial liabilities	(d)	150	123
Current financial derivatives	Note 30	4	6
Current lease liabilities	Note 8	113	117
Loan transaction costs		(1)	(1)
Total current financial liabilities		552	676

a)Senior Notes

Detail of Senior Notes at 31 December 2025 is as follows:

	Millions of Euros
	Issuance date		Company		Nominal value	Currency	Annual coupon	Maturity
Unsecured senior notes	5/10/2021	(1)	Grifols, S.A.	(2)	1,400	Euros	3.875%	2028
	5/10/2021	(1)	Grifols, S.A.	(2)	705	US Dollars	4.750%	2028

Secured senior notes	15/11/2019	(1)	Grifols, S.A.		770	Euros	2.250%	2027
	30/4/2024	(1)	Grifols, S.A.		1,000	Euros	7.500%	2030
	4/6/2024	(1)			300
	19/12/2024	(1)	Grifols, S.A.		1,300	Euros	7.125%	2030

(1)Listed on the Euronext Global Exchange Market of the Irish Stock Exchange (ISE)

(2)As a result of the merger between Grifols Escrow Issuer, S.A. and Grifols, S.A. in the fiscal year 2023 (see note 2).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

New Debt Issuances in 2024

On April 30, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting to Euros 1,000 million. Subsequently, on June 4, 2024, an additional private placement of senior secured notes amounting to Euros 300 million was completed. Both placements mature in May 2030 and bear an annual coupon of 7.5%, having the same economic terms and benefiting from the same personal garantees and in rem security as the senior secured notes issued on November 15, 2019. These notes have customary change of control protection in respect of the issuer. The funds obtained were used to repay the senior unsecured notes (“Grifols Senior Unsecured Notes”) maturing in May 2025 amounting Euros 1,000 million and to partially repay (for an amount of Euros 300 million) the Group’s revolving credit facility of the Group’s Credit and Guaranty Agreement originally dated November 15, 2019 (the “Credit Agreement”) (note 19(b)).

Additionally, during 2025, the Group carried out certain actions related to this financing structure. Specifically, on November 12, 2025, with the support of nearly 95% of the bondholders, the proposed amendment to the indenture governing this bond issuance was approved. This amendment enabled the alignment of certain provisions of the 7.5% notes and their governing agreement with those applicable to the 7.125% senior secured notes due 2030, which were issued subsequently by the Group.

On December 19, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting Euros 1,300 million, maturing in May 2030 and bearing an annual coupon of 7.125%. These notes also have customary change of control protection and in addition they have an special redemption feature during the call protection period (“non-call period”) allowing for a favorable redemption price versus the make-whole cost during such non-call period. The net funds obtained from such issuance were used, together with available cash, to: (i) fully repay the Senior Secured Notes (“Senior Secured Notes”) of Grifols, S.A. maturing in February 2025, for an amount of Euros 343 million; and (ii) fully clean-down the amount drawn under the revolving credit facility of the Credit Agreement (note 19(b)).

Details of movement in the Senior Notes at a 31 December 2025 are as follows:

	Millions of Euros
	Operating				Operating
	outstanding				outstanding
	balance at			Exchange	balance at
	01/01/2025	Issuance	Cancellation	differences	31/12/2025
Senior secured corporate notes 2019	740	—	—	—	740
Senior unsecured corporate notes Euros 2021	1,400	—	—	—	1,400
Senior unsecured corporate notes US Dollars 2021	679	—	—	(79)	600
Senior secured corporate notes 2024	2,600	—	—	—	2,600
	5,418	—	—	(79)	5,340

Details of movement in the Senior Notes at 31 December 2024 are as follows:

	Millions of Euros
	Operating				Operating
	outstanding				outstanding
	balance at			Exchange	balance at
	01/01/2024	Issuance	Cancellation	differences	31/12/2024
Senior unsecured corporate notes 2017	1,000	—	(1,000)	—	—
Senior secured corporate notes 2019	1,577	—	(838)	—	740
Senior unsecured corporate notes Euros 2021	1,400	—	—	—	1,400
Senior unsecured corporate notes US Dollars 2021	638	—	—	41	679
Senior secured corporate notes 2024	—	2,600	—	—	2,600
	4,615	2,600	(1,838)	41	5,418

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

At 31 December 2025 and 2024 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

	Millions of Euros
	31/12/2025	31/12/2024
Issuance date	5/5/2025	4/5/2024
Maturity date	5/5/2026	4/5/2025
Nominal amount of promissory notes (Euros)	3,000	3,000
Interest rate	4.25%	5.00%
Promissory Notes subscribed	77	77
Buy-backs or redemptions	—	(3)
Interest pending accrual	(1)	(1)

b)Loans and borrowings

Details of loans and borrowings at 31 December 2025 and 2024 are as follows:

					Millions of Euros
					31/12/2025		31/12/2024
					Amount	Carrying	Amount	Carrying
Credit	Currency	Interest rate	Date awarded	Maturity date	extended	amount	extended	amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360	852	1,360	857
Senior debt - Tranche B	US Dollars	SOFR + 2.00%	15/11/2019	15/11/2027	2,344	1,334	2,344	1,516
Total senior debt					3,704	2,186	3,704	2,373

EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85	11	85	21
EIB Loan	Euros	2.15%	25/9/2018	25/9/2028	85	21	85	32
Total EIB Loan					170	32	170	53

Revolving Credit	US Dollars	SOFR + 2.50%	15/11/2019	15/11/2025	—	—	415	—
Revolving Credit Renewed	US Dollars	SOFR + 3.00%	19/12/2024	30/5/2027	798	—	864	—
Total Revolving Credit					798	—	1,278	—

Loan transaction costs					—	(59)	—	(88)
Non-current loans and borrowings					4,672	2,159	5,152	2,338

					Millions of Euros
					31/12/2025		31/12/2024
					Amount	Carrying	Amount	Carrying
Credit	Currency	Interest rate	Date awarded	Maturity date	extended	amount	extended	amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	(*)	8	(*)	8
Senior debt - Tranche B	US Dollars	SOFR + 2.00%	15/11/2019	15/11/2027	(*)	15	(*)	17
Total senior debt					—	23	—	24

EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*)	—	(*)	10
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	(*)	11	(*)	11
EIB Loan	Euros	2.15%	25/9/2018	25/9/2028	(*)	11	(*)	11
Total EIB Loan					—	21	—	31

Revolving Credit Renewed	US Dollars	SOFR + 3.00%	19/12/2024	30/5/2027	(*)	2	(*)	—

Other current loans		0.10% - Euribor + 7.9%			—	114	277	261
Loan transaction costs					—	—	—	—
Current loans and borrowings					—	160	277	316

(*) See amount granted under non-current debt.

Current loans and borrowings include accrued interest amounting to Euros 13 million at 31 December 2025 (Euros 26 million at 31 December 2024).

Between 2015 and 2018, the Group arranged three long-term loans with the European Investment Bank totaling Euros 270 million (divided into two loans of Euros 85 million and one loan of Euros 100 million, the latter maturing in the current financial year) to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2025 the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 53 million (Euros 85 million at 31 December 2024).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

“Other current loans” included in 2024 a secured loan from the Group company Biotest, AG with an original term of 5 years until 2024. The total volume amounted to Euros 240 million, divided into two Term Facilities (B1 and B2) of Euros 225 million and a Revolving Credit Facility of Euros 15 million. As of December 31, 2025 and 2024, said loan was fully repaid in accordance with its maturity.

Additionally, it is relevant to mention that in 2024 the funds obtained from the sale transaction of Shanghai RAAS were used to amortize, on a pro-rata basis, the Senior Debt Tranche B maturing in 2027 and the Senior Secured Bonds (“Senior Secured Notes”) maturing in 2025. The prepayments were made towards next eight installments and the remainder was applied pro-rata against the remaining installments.

Senior Secured debt

The Senior Secured debt consists of an eight-year loan divided into two tranches: Tranche B in US Dollar and Tranche B in Euros. The terms and conditions of both tranches are as follows:

●	Tranche B in US Dollar:
●	Original principal amount of US Dollars 2,500 million.
●	Applicable margin of 200 basis points (bp) pegged to SOFR.
●	Quasi-bullet repayment structure.
●	Maturity in 2027.
●	Tranche B in Euros:
●	Original principal amount of Euros 1,360 million.
●	Applicable margin of 225 basis points (bp) pegged to Euribor.
●	Quasi-bullet repayment structure.
●	Maturity in 2027.

Details of Tranche B by maturity at 31 December 2025 are as follows:

	US Tranche B			Tranche B in Euros
		Principal in Millions	Principal in		Principal in Millions of
	Currency	of US Dollars	Millions of Euros	Currency	Euros
Maturity
2026	US Dollars	8	7	Euros	5
2027	US Dollars	1,567	1,334	Euros	852
Total		1,575	1,341		857

The borrowers of the total Senior secured debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

Revolving credit facility

On 11 December 2024, and in relation to the Multicurrency Revolving Credit Facility (RCF), it was reported that the amount was increased from US Dollar 1,000 million to US Dollar 1,279 million until November 2025.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

On 23 December 2024, and in relation to the Multicurrency Revolving Credit Facility (RCF), it was reported an 18- month extension of most of its current amount (the “RCF Extension”), with a new maturity in May 2027 and an amount of US Dollar 864 million. Following the extension of the Multicurrency Revolving Credit Facility (RCF), the financial expenses associated with the facility remain unchanged. Thereafter, on February 21, 2025 further commitments from banks were signed, increasing the RCF for an amount of US Dollar 74 million.

Following the extension of the Multicurrency Revolving Credit Facility (RCF), the finance costs associated with the facility remain consistent with the prior terms.

Movement in the Revolving Credit Facility is as follows:

	Millions of Euros
	31/12/2025	31/12/2024
Drawn opening balance	—	360
Drawdowns	1,276	1,340
Repayments	(1,277)	(1,723)
Translation differences	1	22
Drawn closing balance	—	—

c)Covenants

Restricted Covenants

The outstanding notes issuances and the Credit Agreement include customary restricted covenants, including the following:

●	Customary restrictive covenants, subject to negotiated exceptions in line with market practice, mainly including: (i) restrictions on distributing dividends or making certain restricted payments or investments; (ii) limitations on incurring additional indebtedness, providing guarantees on debt, or issuing equity classified as disqualified stock; (iii) restrictions on creating liens on assets.
●	Customary events of default.
●	Customary Pari-passu clauses, under which the senior secured notes and senior secured loans have the same ranking and seniority ahead of other unsecured and subordinated debt.
●	Customary early redemption option within our fixed rate instruments, subject to a call price schedule that declines rateably to par as from year 5.
●	Customary changes of control protection; which, if triggered, will result in the need to repay or refinance the Group’s senior indebtedness represented by the Credit and Guaranty Agreement, the Senior Notes and the EIB Finance Contracts.

Likewise, both the Grifols bond issuances and the Credit Agreement include a recurring financial obligation requiring certain subsidiaries of the Group to accede to the Credit Agreement and the bond issuances as personal guarantors, such that the EBITDA of the borrower/issuer, together with that of the guarantors, represents at least 60% of the Consolidated Adjusted EBITDA of the entire Group.

The guarantor entities are Grifols S.A., Grifols Worldwide Operations Limited, Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics LLC, Instituto Grifols S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, LLC, Grifols International, S.A. and Grifols Biotest Holdings GmbH. In this regard, the Group periodically monitors compliance with this percentage and, as of year-end 2025 and 2024, it stood at 77% and 70.9%, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Additionally, the Credit Agreement includes as its sole recurring financial covenant the maximum leverage ratio (“Leverage Ratio”), calculated as the ratio between Consolidated Net Total Debt and Consolidated Adjusted EBITDA for the previous four quarters, in both cases calculated in accordance with the terms of the Credit Agreement. The value of this Leverage Ratio may not exceed 7.00:1.00, but compliance will only be required if, on the last day of the calendar quarter, the amount in U.S. dollars drawn under the Revolving Credit Facility of the Credit Agreement exceeds 40% of its maximum available amount. As of 31 December 2025 and 2024, given that there have been no drawings under the Revolving Credit Facility, the covenant compliance clause relating to the Leverage Ratio was not applicable.

As of December 31, 2025 and 2024, the Group is in compliance with the customary restricted covenants included in the financing agreements.

d)Other financial liabilities

Details of other financial liabilities at 31 December 2025 and 2024 are as follows:

		Millions of Euros
Other financial liabilities	Reference	31/12/2025	31/12/2024
Non-current debt with GIC (sovereign wealth fund in Singapore)	(i)	665	802
Non-current preferential loans		20	6
Other non-current financial liabilities	(ii)	47	45
Transaction costs		(35)	(42)
Total other non-current financial liabilities		697	810

Current debt with GIC (sovereign wealth fund in Singapore)	(i)	73	85
Current preferential loans		1	1
Other current financial liabilities		76	37
Total other current financial liabilities		150	123

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

The main terms and conditions of the agreement with GIC were:

●	The distribution of annual preferential dividends to GIC equivalent to US Dollar 4 million per share, following majority approval of the Board of Directors of Biomat USA and Biomat Newco;
●	The redemption right with respect to Class B stock for US Dollars 52 million per share, is subject to unilateral approval of the Class B stockholders (with one share annually redeemable starting as of 31 December 2024). At 31 December 2025 a total of three shares have been redeemed (two at 31 December 2024).
●	From 1 December 2036, holders of Class B shares of Biomat USA will have the right to request Biomat USA to redeem up to the total of the Class B shares they hold at a value of US Dollars 52,105,263.16 per share. Class B shareholders of Biomat Newco will have the same right with respect to Biomat Newco.
●	In the event that the dividends or the annual redemption at Biomat USA or Biomat NewCo, where applicable, is not approved, is partially paid, or is otherwise not paid, GIC holds the right to obtain in exchange thereof an undetermined number of shares among the following alternatives (i) an additional number of shares in Biomat USA, in lieu of the non-payment occurred at Biomat USA, (ii) an additional number of shares in Biomat NewCo, in lieu of the non-payment occurred at Biomat NewCo; or (iii) a number of ADRs of Grifols S.A. in lieu of either (i) or (ii).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	Grifols holds the right to redeem all of the Class B stock from the fifth year onwards;
●	In the event of liquidation of Biomat USA and Biomat Newco, GIC shall have the right to the preferential liquidation of US Dollars 52 million per share, but shall not have any rights over the liquidation of net assets of these companies.

At 31 December 2025, current debt with GIC includes Euros 29 million of accrued interests plus Euros 44 million related to the share redemption right (Euros 34 million of accrued interests plus Euros 47 million related to the share redemption right at 31 December 2024).

Grifols did not have the discretional right to avoid payment in cash and therefore, the instrument is recorded as a financial liability.

The Group does not lose control of Biomat USA and continues overseeing all aspects of the Biomat Group’s administration and operations.

(ii)Other non-current and current financial liabilities

At 31 December 2025, “Other non-current financial liabilities” include mainly an unsecured long-term loan in the amount of Euros 46 million corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (Note 3) (Euros 44 million at 31 December 2024).

At 31 December 2025, “other current financial liabilities” include mainly distributor commission liabilities of Euros 14 million corresponding to Biotest, AG (Euros 23 million at 31 December 2024). Additionally, this caption includes the acquisition price of the six Group 4 Centers arising from the Collaboration Agreement with Immunotek, the payment of which has been deferred until January 2, 2026, as well as the interest accrued through the end of fiscal year 2025 (Note 3).

Details of the maturity of other financial liabilities are as follows:

	Millions of Euros
	31/12/2025	31/12/2024
Maturity at:
Up to one year	150	123
Two years	48	52
Three years	45	51
Four years	45	51
Five years	89	95
Over five years	470	562
	847	934

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

e)Changes in liabilities derived from financing activities

	Millions of Euros
			Senior Secured
			debt & Other	Finance lease	Other financial
	Reference	Bonds	loans	liabilities	liabilities	Total
Carrying amount at 1 January 2023		4,692	4,042	1,017	1,006	10,757
New financing		113	1,506	—	5	1,624
Refunds		(122)	(1,172)	(116)	(58)	(1,468)
Interest accrued		177	352	40	86	655
Other movements		—	—	184	3	187
Interest paid/received		(148)	(308)	—	(73)	(529)
Business combinations	Note 3	—	—	—	2	2
Foreign exchange differences		(30)	(96)	(14)	(32)	(172)
Balance at 31 December 2023		4,682	4,324	1,111	939	11,056
New financing		2,616	1,340	—	(7)	3,949
Refunds		(1,957)	(3,241)	(111)	(50)	(5,359)
Interest accrued		228	399	49	70	746
Other movements		—	—	49	3	52
Interest paid/received		(182)	(317)	—	(72)	(571)
Foreign exchange differences		42	151	43	58	294
Balance at 31 December 2024		5,429	2,656	1,141	941	10,167
New financing (*)		75	1,276	—	9	1,360
Refunds		(76)	(1,427)	(119)	(47)	(1,669)
Interest accrued		315	203	54	68	640
Other movements		—	—	118	46	164
Interest paid/received		(279)	(188)	—	(65)	(532)
Foreign exchange differences		(74)	(201)	(112)	(100)	(487)
Balance at 31 December 2025		5,390	2,319	1,082	852	9,643

(*) Includes transaction costs

(20)	Trade and Other Payables

Details are as follows:

	Millions of Euros
	31/12/2025	31/12/2024
Suppliers	841	852
VAT payable	13	14
Taxation authorities, withholdings payable	12	11
Social security payable	53	43
Other public entities	173	143
Other payables	252	210
Current income tax liabilities	25	61
	1,118	1,123

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

In accordance with the provision of Law 18/2022 that amends Law 15/2010 of 5 July, for fiscal years 2025 and 2024 information concerning the average payment period to suppliers is included.

(21)	Other Current Liabilities

Details at 31 December are as follows:

	Millions of Euros
	31/12/2025	31/12/2024
Salaries payable	230	240
Other current debts	7	7
Deferred income	27	36
Advances received	50	35
Other current liabilities	314	318

At 31 December 2025 and 2024, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer.

(22)Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2025, 2024 and 2023 by segment is as follows:

	Millions of Euros
	2025	2024	2023
Biopharma	6,487	6,143	5,558
Diagnostic	640	645	670
Bio supplies	154	216	160
Others	243	208	204
Net sales	7,524	7,212	6,592

The geographical distribution of net consolidated revenues is as follows:

	Millions of Euros
	2025	2024	2023
USA and Canada	4,253	4,087	3,899
Spain	418	423	363
European Union	1,196	1,076	893
Rest of the world	1,657	1,626	1,437
Net sales	7,524	7,212	6,592

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Details of discounts and other reductions in gross revenue are as follows:

	Millions of Euros
	2025	2024	2023
Gross sales	10,603	9,490	8,389
Chargebacks	(2,524)	(1,892)	(1,525)
Cash discounts	(115)	(93)	(82)
Volume rebates	(60)	(76)	(59)
Medicare and Medicaid	(182)	(72)	(68)
Other discounts	(197)	(144)	(63)
Net sales	7,524	7,212	6,592

Movement in discounts and other reductions in gross revenue during 2025 is as follows:

	Millions of Euros
				Medicare /	Other
	Chargebacks	Cash discounts	Volume rebates	Medicaid	discounts	Total
Balance at 31 December 2024	386	7	41	25	102	561
Current estimate related to sales made in current and previous periods (1)	2,524	115	60	182	197	3,078
(Actual returns or credits in current period related to sales made in current and previous periods) (2)	(2,391)	(106)	(73)	(133)	(178)	(2,881)
Translation differences	(51)	(5)	(6)	(5)	(2)	(69)
Balance at 31 December 2025	468	11	22	69	119	689
(1)	Net impact in the Consolidated Statements of Profit and Loss: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.
(2)	Amounts credited and posted against provisions for current and previous periods.

Movement in discounts and other reductions to gross revenue during 2024 was as follows:

	Millions of Euros
				Medicare /	Other
	Chargebacks	Cash discounts	Volume rebates	Medicaid	discounts	Total
Balance at 31 December 2023	318	7	24	26	35	410
Current estimate related to sales made in current and previous periods (1)	1,892	93	76	72	144	2,277
(Actual returns or credits in current period related to sales made in current and previous periods) (2)	(1,842)	(92)	(61)	(75)	(77)	(2,147)
Translation differences	18	(1)	2	2	—	21
Balance at 31 December 2024	386	7	41	25	102	561

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Movement in discounts and other reductions to gross revenue during 2023 was as follows:

	Millions of Euros
				Medicare /	Other
	Chargebacks	Cash discounts	Volume rebates	Medicaid	discounts	Total
Balance at 31 December 2022	264	6	24	27	26	347
Current estimate related to sales made in current and previous periods (1)	1,525	82	59	68	63	1,797
(Actual returns or credits in current period related to sales made in current and previous periods) (2)	(1,460)	(81)	(58)	(68)	(54)	(1,721)
Translation differences	(11)	—	(1)	(1)	—	(13)
Balance at 31 December 2023	318	7	24	26	35	410

(23)Personnel Expenses

Details of personnel expenses by function are as follows:

	Millions of Euros
	2025	2024	2023
Cost of sales	1,444	1,373	1,384
Research and development	195	181	173
Selling, general & administration expenses	531	497	529
	2,170	2,051	2,086

Details by nature are as follows:

	Millions of Euros
	2025	2024	2023
Wages and salaries	1,753	1,667	1,698
Contributions to pension plans	44	42	43
Other social charges	38	34	31
Social Security	335	308	314
	2,170	2,051	2,086

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. It also included a reduction in staff in 2023 that affected approximately 8% of the human team, mainly in plasma operations in the United States. During the year 2025, the Group have recognized a severance expense of Euros 8 million (Euros 14 million during the year 2024 and Euros 75 million during the year 2023).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(24)	Expenses by Nature

a)Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2025, 2024 and 2023 classified by functions are as follows:

	Millions of Euros
	2025	2024	2023
Cost of sales	277	273	275
Research and development	53	53	65
Selling, general & administration expenses	120	112	107
	450	438	447

b)Other operating income and expenses

Other operating income and expenses incurred during 2025, 2024 and 2023 by function are as follows:

	Millions of Euros
	2025	2024	2023
Cost of sales	737	619	621
Research and development	211	193	168
Selling, general & administration expenses	610	712	799
	1,558	1,524	1,588

Details by nature are as follows:

	Millions of Euros
	Reference	2025	2024	2023
Changes in trade provisions		12	(21)	4
Professional services		321	380	424
Commissions		13	28	45
Supplies and auxiliary materials		224	195	210
Operating leases	Note 8	45	47	44
Freight		176	186	188
Repair and maintenance expenses		307	270	243
Advertising		81	85	80
Insurance		50	49	51
Royalties		25	22	22
Travel expenses		44	44	48
External services		111	106	99
R&D Expenses		121	108	99
Gains on disposal of assets		—	—	(3)
Other		28	25	34
Other operating income&expenses		1,558	1,524	1,588

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. As of 31 December 2025, the Group recognized an expense of approximately Euros 4 million (Euros 22 million at 31 December 2024) mainly in professional services.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(25)	Finance Result

Details are as follows:

	Millions of Euros
	Reference	2025	2024	2023
Finance income		34	44	62
Finance costs from Senior Unsecured Notes		(320)	(230)	(177)
Finance costs from senior debt	Note 19(b)	(157)	(280)	(257)
Finance costs from other financial liabilities		(64)	(69)	(74)
Capitalized interest	Note 9	22	28	37
Finance lease expenses	Note 8	(57)	(51)	(45)
Other finance costs		(49)	(112)	(81)
Finance costs		(625)	(714)	(597)
Dividends		2	2	—
Financial cost of sale of trade receivables	Note 13	(14)	(31)	(25)
Change in fair value of financial instruments		33	20	1
Impairment of financial assets		(3)	(9)	—
Exchange differences		(55)	(60)	(16)
Finance result		(628)	(748)	(575)

During 2024, the heading Finance costs from Senior Unsecured Notes includes financial expenses arising from the interest corresponding to senior secured bonds with a principal amount of Euros 1.300 million issued at 7.5% that were used to amortize senior unsecured bonds with a principal amount of Euros 1.000 million and an interest of 3.2% per annum.

The finance costs from other financial liabilities heading for 2025 includes finance costs related to the interest on the funds received by GIC amounting Euros 64 million (Euros 69 million at 31 December 2024) (see note 19(d)).

During 2025, the Group has capitalized interest at a rate of between 6.11% and 6.54% based on the financing received (between 6.88% and 7.38% during 2024).

(26)	Pension Plans and Other Benefit Plans

The Group offers certain employees pension plans and other long-term benefits. These plans include both defined contribution plans, under which the Group’s obligations are limited to making periodic contributions and do not impact the balance sheet, and defined benefit plans, which involve future commitments and are recognized on the balance sheet as employee benefit liabilities.

Obligations arising from defined benefit plans are calculated using actuarial methods and updated annually. Contributions to defined contribution plans are recorded as an expense in the period in which they accrue.

a) Defined Contribution Plans

For defined contribution plans, the Group is responsible for making a previously agreed contribution and does not assume any additional obligation or commitment beyond the agreed contribution.

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2025 has amounted to Euros 1 million (Euros 1 million for 2024).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Additionally, the Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 36 million in 2025 (US Dollars 34 million in 2024).

The Group also has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

b) Defined Benefit Plans

The Group has established retirement benefits and employment commitments for certain employees, primarily from its German companies. These benefits are based on employees’ length of service and salary. The pension plans are voluntary and are not subject to statutory or legal obligations. The amount of pension liabilities largely depends on fluctuations in interest rates and the life expectancy of the beneficiaries. The liabilities arising from these plans are presented under the provisions heading (see Note 18).

In financial year 2025, assets of Euros 11 million, were mainly held by a trustee, company of the group, under a contractual trust arrangement (CTA) as external insolvency insurance for portions of the occupational pension scheme (Euros 11 million at 31 December 2024). Since the transferred funds qualify as plan assets in accordance with IAS 19, provisions for pensions and similar obligations were netted with the transferred assets. As a result, provisions for pensions and similar obligations were reduced accordingly.

At 31 December 2025 and 2024, the net defined benefit liability of the Group comprises the following:

	Millions of Euros
	31/12/2025	31/12/2024
From pension plans	93	95
From similar obligations	17	18
Net present value of defined benefit obligations	110	113
For pension plans	9	9
For similar obligations	2	2
Fair value of plan assets	11	11
From pension plans	84	86
From similar obligations	15	16
Net defined benefit liability	99	102

The costs for the defined benefit plans consist of the following components:

	Millions of Euros
	31/12/2025	31/12/2024
Current service cost	5	5
Net interest expenses	3	3
Total expenses recognised in profit and loss	8	8
Actuarial (gains)/losses due to experience adjustments	(2)	(2)
Actuarial (gains)/losses due to changes in financial assumptions	(4)	(1)
Revaluation recognised directly in other comprehensive income	(6)	(3)
Defined benefit costs	2	5

In financial year 2025, actuarial gains of Euros 6 million are recognized in other comprehensive income (actuarial gains of Euros 3 million at 31 December 2024). Of this amount, a gain of Euros 4 million resulted from changes in actuarial assumptions (Euros 1 million of gains at 31 December 2024.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The following table shows the reconciliation of the net present value of the defined benefit obligation (DBO):

	Millions of Euros
	31/12/2025	31/12/2024
Net present value of defined benefit obligation	113	111

Current service cost	6	6
Interest expense	3	3
Expenses recognised in the statement of profit and loss	9	9

Actuarial losses due to experience adjustments	(2)	(2)
Actuarial gains due to changes in financial assumptions	(4)	(1)
Revaluation recognised directly in other comprehensive income	(6)	(3)

Pension benefits paid	(6)	(4)
Net present value of defined benefit obligations at 31 December	110	113

The following payments are expected to be made in subsequent years based on the current pension obligations of the Group:

	Millions of Euros
	31/12/2025	31/12/2024
In the next 12 months	5	7
Between 2 and 5 years	24	23
Between 5 and 10 years	31	30
After 10 years	128	127
Total expected payments	188	187

The weighted average term of the defined benefit plans is 11.6 years as of 31 December 2025 (11.7 years at 31 December 2024).

Plan assets of the Group were invested in the following asset classes as of the reporting date:

	Millions of Euros
	31/12/2025	31/12/2024
Cash and cash equivalents	—	3
Financial investment	3	—
Fund shares	8	8
Total assets	11	11

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

The calculation of the pension plans is based on the following actuarial assumptions:

	31/12/2025	31/12/2024
Discount rate	3.9%	3.5%
Expected return on plan assets	3.3%	3.4%
Rate of increase for wages and salaries	3.4%	3.4%
Rate of interest for pensions	2.0%	2.0%
Employee turnover rate	3.0%	3.0%

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

The actuarial rate of interest, salary trend, pension trend and life expectancy are regarded as material assumptions. These parameters are shown in the following overview together with information on the parameter changes and their impact on the net present value calculation as of 31 December 2025.

	Millions of Euros
	Parameter change	Impact on the pension obligation
Rate of interest	Increase by 50 basis points	(5)
Rate of interest	Decrease by 50 basis points	6
Pension trend	Increase by 100 basis points	6
Pension trend	Decrease by 100 basis points	(5)
Life expectancy	Increase by one year	3

The impact on the net present value calculation as of 31 December 2024 is as follows:

	Millions of Euros
	Parameter change	Impact on the pension obligation
Rate of interest	Increase by 50 basis points	(5)
Rate of interest	Decrease by 50 basis points	6
Pension trend	Increase by 100 basis points	6
Pension trend	Decrease by 100 basis points	(5)
Life expectancy	Increase by one year	3

An amount of Euros 14 million (Euros 13 million at 31 December 2024) was recognized as an expense for defined contribution plans and is broken down as follows:

	Millions of Euros
	31/12/2025	31/12/2024
Employer contributions to statutory pension scheme	14	13
	14	13

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

(27)	Employee Benefits

Equity-settled share-based payment plan

In May 2023, the Board of Directors approved a proposal to the Ordinary General Meeting on 16 June, 2023, which approved it, a long term incentive plan. based on the granting of stock options for certain executive directors, members of the senior management of Grifols and its subsidiaries.

The plan has a term of four years for each beneficiary, from the effective date where 40% of the options granted will vest (provided that the conditions for their vesting are met) at the end of the second year of the plan and the remaining 60% will vest (provided that the conditions for their vesting are met) at the end of the fourth year of the plan. A maximum of 4 million stock options will be granted, representing the right to acquire 4 million Class A shares of the Company with an exercise price of Euros 8.96 per Class A share.

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

Settlement date	Number of shares assigned	Unit fair value (Euros)
2025	956,000	3.05
2027	1,458,000	2.85

Additionally, there is a special remuneration plan referenced to the value of the share settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity 2024 and 2025.

Settlement date	Number of shares assigned	Unit fair value (Euros)
31/12/2026	700,000	1.08
31/12/2026	270,000	2.19

On June 5, 2025, the Annual General Shareholders’ Meeting approved, as an extraordinary measure and with the aim of correcting an inconsistency for equity reasons, the adjustment of the exercise price of the options from Euros 12.84 to Euros 8.96 per Class A share.

The recognized amount in Equity as 31 December 2025 and 2024 amounts to Euros 6 million.

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

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In May 2025, 50% of the RSUs granted were settled, amounting to Euros 2 million. At 31 December 2025, the total accumulated amount is Euros 2 million as long-term in the heading “Provisions” (Euros 3 million at 31 December 2024, of which Euros 2 million were short-term in the heading “Trade creditors and other accounts payable” and Euros 1 million were long-term in the heading “Provisions”).

The amount recognized in the Consolidated Statement of Profit and Loss as of 31 December 2025 and 2024 amounts to Euros 1 million.

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
2027	258,550	9.42

Fidelity programs addressed to management

In 2024, the Group has signed contracts with certain executives, establishing a long-term share-based or cash-based incentive as part of its remuneration system.

In the case of transfer of shares, these will be made in equal terms on the anniversary date or at the end of the period, according to the terms of the agreement.

Each beneficiary must have been continuously employed by Grifols until the settlement date. The amount recognized in equity as of 31 December 2025 amounts to Euros 4 million (Euros 1 million as of 31 December 2024).

Stock Incentive plan

On 5 June 2025, the Annual General Shareholders’ Meeting approved the 2025 Stock Incentive Plan - a long-term variable compensation plan - to be offered on a discretionary basis to members of the senior management team and other key employees of the Group.

The purpose of the plan is to align the interests of the beneficiaries with those of the shareholders and to support the long-term success of the company by promoting sustainable value creation, retaining key talent, and aligning with market standards.

The potential beneficiary group includes approximately 47 individuals, of whom 11 are senior executives. Neither the CEO nor the CFO will be beneficiaries of the Plan.

The plan has a three-year vesting period, which began on April 29, 2025, and will be settled in Class A shares within a reasonable period after the completion of such vesting period. Senior executives will receive 100% of their award in the form of performance shares, while the remaining participants will receive 65% in performance shares and 35% in fidelity shares.

The maximum number of shares to be delivered is 1,032,671, subject to the achievement of specific targets. For senior executives, 100% of the vesting of performance shares will depend on the relative Total Shareholders Return (TSR) compared to a predefined peer group. The plan includes performance thresholds and payout curves for deliveries ranging from 0% to 150% of the target, depending on the level of achievement of the performance criteria.

The amount recognized in equity as of 31 December 2025 amounts Euros 3 million.

Other obligations with personnel

In the event that control is taken of the Company, the Group has agreements with 29 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from one to five years’ salary.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In addition, the share-based remuneration plans maintained by the Company for certain employees include clauses according to which, in the event of a change of control, the amounts pending exchange would be early settled under the terms described in said agreements.

The Group has contracts with 21 executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances.

(28)Taxation

In tax matters, and in particular with regard to income tax, the Group is subject to the tax regulations of various jurisdictions, as a result of the Group’s geographical dispersion and the highly international nature of the activities carried out by its companies. In this context, the effective tax rate is influenced by the distribution of the profit generated among the different countries in which the Group operates

a)Applicable taxes

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Araclon Biotech, S.L. and Aigües Minerals de Vilajuiga, S.A. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

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

During fiscal year 2025, the German tax legislation applicable to corporate income tax maintains its current rates in accordance with the tax rules enacted as of the reporting date. The statutory corporate income tax rate in Germany is 15% on the taxable base, to which a solidarity surcharge of 5.5% on the calculated tax is applied, resulting in a combined federal rate of approximately 15.825%. In addition, entities are subject to a municipal trade tax, the amount of which varies depending on the municipality in which the business activity is carried out, bringing the typical combined effective tax rate to a range of approximately 23% to 33%, depending on the relevant local jurisdiction.

Furthermore, in 2025 the German authorities approved a fiscal stimulus program aimed at encouraging business investment, which includes, among other measures, the gradual reduction of the corporate income tax rate starting in 2028—decreasing progressively from the current level until reaching a rate of 10% in 2032—subject to the enactment of the relevant legislation and approval by the German legislative chambers. These expected future changes may affect the measurement of deferred tax liabilities, in accordance with the applicable accounting criteria. The positive impact recorded under the caption ‘income tax expense’ amounted to Euros 51 million in fiscal year 2025.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted into law in United States. The OBBBA includes various corporate tax provisions, such as the permanent extension or modification of certain expiring provisions originally enacted under the Tax Cuts and Jobs Act of 2017, changes to the international tax regime, and the restoration of favorable tax treatment for certain business provisions. The changes resulting from the OBBBA have multiple effective dates, with some provisions becoming effective in 2025 and others phased in through 2027. Key corporate tax provisions include the restoration of 100% bonus depreciation, optional immediate expensing for domestic research and experimental expenditures, modifications to the Section 163(j) interest limitations, and updates to the GILTI and FDII regimes.

The enactment of the OBBBA did not result in any material adjustments to total income tax provision of the Group for the year ended December 31, 2025. The Group has updated the deferred tax balances to reflect the impact of the OBBBA based on currently available information. As tax laws, related regulations, and interpretations continue to evolve, the current assessments may be revised in future periods as additional guidance regarding the application of the OBBBA becomes available.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

b)Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Millions of Euros
	2025	2024	2023
Profit before income tax from continuing operations	615	444	206

Tax at 25%	154	111	52
Permanent differences	17	67	(66)
Effect of different tax rates	(30)	(49)	52
Effect of the change in the tax rate in Germany	(51)	—	—
Tax credits (deductions)	(21)	(22)	(2)
Prior year income tax expense	(11)	16	2
Other income tax expenses/(income)	57	108	5
Total income tax expense	115	231	43

Deferred tax	(162)	(75)	(140)
Current tax	277	306	183
Total income tax expense	115	231	43

The effect of the different tax rates is basically due to a change of country mix in profits.

As of December 31, 2025, and 2024, the caption “Other income tax expenses/(income)” includes, among other concepts, the accrual of fiscal provisions (see Note 28(f)).

c)Amounts recognized directly in shareholders’ equity

The breakdown of the tax effect associated with each component of the ‘Other Comprehensive Income’ caption is as follows:

		Millions of Euros
		2025			2024
		Gross	Tax effect	Net	Gross	Tax effect	Net
Cash flow hedges		(1)	—	(1)	(1)	—	(1)
Foreign currency translation differences		(1,055)	—	(1,055)	496	—	496
Gains and losses on non‑current assets held for sale	Note 10	—	—	—	(2)	—	(2)
Gains and losses on the remeasurement of defined benefit plans	Note 26	6	(2)	4	3	(3)	—
Gains and losses on the measurement of financial assets at fair value	Note 11	(80)	—	(80)	(18)	—	(18)
		(1,130)	(2)	(1,132)	478	(3)	475

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

d)Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows

	Millions of Euros
	Tax effect
	31/12/2025	31/12/2024
Assets
Provisions	29	31
Inventories	78	76
Tax credits (deductions)	40	27
Tax loss carryforwards	89	50
Fixed assets, amortisation and depreciation	80	78
IFRS16 deferred assets	41	40
Other (a)	105	88
Subtotal, assets	462	390
Goodwill	(2)	(2)
Fixed assets, amortisation and depreciation	(6)	(9)
IFRS16 deferred liabilities	(38)	(37)
Other	—	—
Subtotal, net liabilities	(46)	(48)
Deferred assets, net	416	342

Liabilities
Goodwill	(449)	(451)
Intangible assets	(573)	(679)
Fixed assets	(89)	(101)
Debt cancellation costs	(15)	(22)
Deferred tax liability under IFRS 16	(154)	(157)
Others	(3)	(6)
Subtotal, liabilities	(1,283)	(1,416)
Tax loss carryforwards	4	3
Tax credits (deductions)	16	18
Inventories	—	2
Provisions	165	145
Deferred tax asset under IFRS 16	180	183
Other	57	53
Subtotal, net assets	422	404
Net deferred Liabilities	(861)	(1,012)
(a)	The item ‘Other’mainly includes the impact of the temporary limitation on the offsetting of negative tax bases applicable to the Spanish tax group during the period.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Movement in deferred tax assets and liabilities is as follows:

	Millions of Euros
	31/12/2025	31/12/2024	31/12/2023
Deferred tax assets and liabilities
Balance at 1 January	(670)	(688)	(860)
Movements during the year	162	75	140
Business combination (note 3)	—	—	—
Translation differences	63	(57)	32
Balance at 31 December	(445)	(670)	(688)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2025, 2024 and 2023 were recognized in the statement of profit and loss.

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in 5 years.

e)	Deferred tax assets and liabilities not recognized

The Group has not recognized as deferred tax assets the tax effect of tax loss carryforwards of Group companies amounting to Euros 74 million (Euros 125 million as of 31 December 2024).

The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries was Euros 75 million as of 31 December 2025 (Euros 80 million as of 31 December 2024).

Commitments arising from the reversal of deferred taxes relating to portfolio provisions are not significant.”

f)Years open to inspection

In accordance with the tax legislation applicable in each jurisdiction, the tax authorities may review and reassess the principal taxes of the Group’s consolidated entities for those fiscal years that remain within the respective statutory limitation periods. The length of such periods varies by country, with the most relevant for the Group being the following:

Ireland applies a four‑year statute of limitations, measured from the end of the chargeable period in which the relevant tax return is filed. Therefore, the tax periods still open are 2021 onwards.

In Germany, under normal circumstances, tax years may be subject to examination for up to four years from the end of the calendar year in which the tax liability arose. Fiscal year 2022 is the last year still open to inspection.

In Spain, a four‑year statute of limitations applies, beginning on the day following the end of the statutory filing deadline for submitting the tax return. However, since the parent company is currently involved in litigation regarding a tax assessment issued by the Spanish tax authorities for fiscal years 2017 to 2019, the statute of limitations for those years has been interrupted. Consequently, 2017 remains the last fiscal year still open to inspection.

For the United States (federal level), the statute of limitations is three years from the filing date of the tax return. This means that, as of December 31, 2025, fiscal years 2022, 2023, and 2024 remain open. In addition, fiscal years 2017 and 2018 also remain open as they are currently under examination.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Tax Audits

The Group is currently undergoing the tax audits explained below. Note that the Group acts with the tax authorities in a cooperative and transparent manner to resolve disputes and considers that its position in the years and matters described below is in accordance with the law and is based on a reasonable interpretation of the applicable regulations. Therefore, the Group intends to file all the appropriate appeals and petitions to best defend its interests. Procedures related to taxes currently on-going are detailed below.

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

This audit has resulted in an adjustment impacting the allocation of taxable income between different jurisdictions and in light of their effect on the Group’s transfer pricing position. Therefore, the Group now has a legal right to recover certain amounts from the corresponding jurisdictions, under a Mutual Agreement Procedure (MAP) in accordance with the provisions of the European Convention on the elimination of double taxation in connection with the adjustment of profits of associated companies. This MAP is currently on-going and, as of 31 December 2025, the Group has recognized a current tax asset of 18 million euro in relation to this matter.

●	Grifols Shared Services North America, Inc. and subsidiaries received in 2020 notification of a tax audit relating to the State Income Tax for the fiscal years 2017 and 2018.

The focus of the audit by the US Internal Revenue Service (“IRS”) is an intercompany intangible licensing transaction and the income generated in the United States from this transaction. The IRS is finalizing a proposed adjustment related to this issue. The Group believes that its transfer pricing position with respect to this intercompany transaction reflected in the originally filed tax returns is robust and that it has meritorious defenses to any IRS proposed adjustment.

In accordance with U.S. tax law, any future tax assessment issued by the IRS (which would include interest running from the filing due date of the original returns) would not give rise to a payment obligation until the taxpayer has exhausted the administrative alternatives that are available to challenge an IRS proposed adjustment (including competent authority proceedings and certain judicial proceedings).

In general, the Group strives to resolve open matters with each tax authority at examination level and may either reach an agreement with a tax authority at any time in the process or later decide to challenge any assessments raised. In any case, the Group reserves its right to file all relevant appeals and claims (both domestic and international) necessary to defend its interests. It is unlikely for the resolution of this complex tax matter to take place within the next 12 months.

●	Certain Group companies domiciled in Spain, taxed under the Spanish tax consolidation regime, recently underwent an audit by the Spanish State Tax Administration Agency, in relation to Corporate Income Tax for the fiscal years 2017 to 2019 and Value Added Tax, personal income tax, non-resident income and capital income tax for June 2018 to December 2019.

In July 2024, the Group disagreed to the corresponding assessment proposals (“disconformidad”) and has received the corresponding final assessments. No penalties were imposed on any of the Group companies for any of the taxes subject to these audit proceedings.

As regards Corporate Income Tax, the assessment is based on a different pricing criteria approach, interrelated with the items under review by the IRS and affecting different jurisdictions in which the Group operates.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

In relation to VAT, the assessment relies on a different interpretation of the financial activity carried out by the Group and how such difference affects the deductibility of certain expenses. In this last case, the Group’s position has been partially upheld in a ruling by the Spanish Central Administrative Tribunal (“Tribunal Económico-Administrativo Central”). As noted, the Group intends to file all the appropriate appeals and petitions to best defend its interests.

Moreover, in June 2025, the Spanish State Tax Administration Agency initiated audit proceedings as regards certain Group companies domiciled in Spain, taxed under the Spanish tax consolidation regime. The audit relates to Corporate Income Tax for the fiscal years 2020 to 2023 and Value Added Tax, personal income tax, non-resident income and capital income tax for 2021 to 2023. The audit is currently in its initial stages.

The net tax provision included in the group’s Financial Statements to cover the worldwide exposure to uncertain tax treatments at December 31, 2025 is Euros 180 million, taking into account the offset carried out by the Spanish Tax Authorities for an accumulated amount of 47 million (Euros 137 million as of December 31, 2024). This provision is included under the caption “other creditors” (“Other public entities”) in the consolidated balance sheet. This increase in the net tax provision for uncertain tax positions relates to transfer pricing mainly as a result of an update of potential tax liabilities following the tax audits mentioned above.

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

It is anticipated that tax payments may be required in relation to ongoing tax audits in the coming years in the various jurisdictions in which the Group operates and that, despite the fact that the issues in these audits are interrelated, these may occur in consolidated cash flows as they may affect different time periods. The Group, nevertheless, considers the tax liabilities set out above to appropriately reflect, according to current information, the expected value of any final settlement.

Some of the items discussed above are not currently within the scope of tax authority audits and may take longer to be resolved.

Minimum taxation (Pillar 2 OECD)

The Inclusive Framework on Base Erosion and Profit Shifting (BEPS) of the Organisation for Economic Co-operation and Development (OECD)/G20 addresses the tax challenges arising from the digitalisation of the global economy. The Global Model Rules against Base Erosion (Pillar 2 rules) apply to multinational enterprises (MNEs) with annual revenues exceeding €750 million according to their consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

On 23 May 2023, the International Accounting Standards Board issued the Model Rules for Pillar Two of the International Tax Reform – Amendments to IAS 12 (the Amendments). The Amendments clarify that IAS 12 applies to income taxes arising from tax legislation enacted or substantially enacted to implement the Pillar 2 model rules published by the OECD, including tax legislation that implements a mechanism (QDMTT) to allow the top-up tax to be collected in the jurisdiction of the subsidiary rather than the jurisdiction of the ultimate parent of the group. The Group has adopted these amendments, which introduce:

●	A mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar 2 model rules.
●	Disclosure requirements for affected entities to help better understand an entity’s exposure to Pillar 2 income taxes arising from such legislation.

Pillar 2 rules have been adopted in numerous jurisdictions in which the group operates, including, significantly, in European Union jurisdictions such as Spain. In accordance with these rules, the Group is considered a multinational enterprise to which Pillar 2 rules will apply.

The Group has assessed its potential exposure to Pillar 2 income taxes based on the 2024 country-by-country reports and 2025 financial information of the Group’s constituent entities. The effective Pillar 2 tax rates in most jurisdictions in which the Group operates are higher than 15%. The most significant exceptions to this are:

●	Ireland, where the nominal corporate tax rate is 12.5%; although the Group has not incurred in any current tax expense under Pillar 2 in that jurisdiction in the 2025 fiscal year (Euros 6 million in the 2024 fiscal year); and
●	Hong Kong, where a current tax expense under Pillar 2 of Euros 0.2 million has been recognized.

The Group continues to monitor legislative developments in Pillar 2, as other countries enact the Pillar 2 model rules, to assess the potential future impact on its consolidated operating results, financial position and cash flows going forward.

(29)Other Commitments with Third Parties and Other Contingent Liabilities

a)Guarantees

Grifols is required to provide certain guarantees in the ordinary course of its business activities, as well as securities related to bids and contractual commitments. It is not expected that any additional liability will arise from these guarantees and sureties in the accompanying consolidated financial statements.

b)Guarantees committed with third parties

Grifols, through Grifols Shared Services North America, Inc, acts as a guarantor for two lease contracts for certain ImmunoTek plasma centers not affected by the collaboration under Biotek America LLC. In addition, and as a result of the acquisition of the Group 4 Centers, these are encumbered as collateral of the Promissory Note and (following the same guarantee provided by Grifols S.A. under the Collaboration Agreement with Immunotek) the Promissory Note is guaranteed by Grifols, S.A. (see note 3).

The Company maintains contractual commitments derived from its activity, which may involve the provision of guarantees and/or collaterals to third parties. Such guarantees are granted in accordance with the applicable contractual terms and include, among others, sureties, deposits or similar instruments.

Additionally, the Group has significant guarantees extended to third parties described in notes 17 and 19.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

c)Purchase commitments

Purchase and Sale Option for Grifols Canada Plasma, Inc. and Other Commitments

After the acquisition, the company previously known as CPR has been renamed Grifols Canada Plasma, Inc. (Note 10).

The Group has formalized a call/put option agreement over the remaining 49.90% of the share capital, exercisable from July 2026 and, in any case, before January 2027. The price will be determined according to a contractual formula based on twice the liters of plasma collected in the six months prior to (i) the month immediately preceding the closing, or (ii) the date on which the collection centers from, which Grifols obtains plasma in Canada, have reached 600,000 liters collected, whichever occurs first., multiplied by a price (320 or 250 Canadian Dollars per liter depending on the characteristics of the plasma center), together with adjustments for working capital and net debt. As of 31 December 2025, the value of the option is not significant.

In accordance with the acquisition agreement, the Group has granted a loan linked to the transaction, the amount drawn under which will reduce the future payment corresponding to the acquisition of the remaining interest. The loan, initially Canadian Dollars 2 million, may increase up to a maximum of Canadian Dollars 15 million depending on the volume of plasma collected by Grifols Canada Plasma, Inc.

The agreement includes a Subsequent Option (Fallback) mechanism, which allows, if the initial options are not exercised, a restructuring through the transfer of the Group’s interest in exchange for three operating centers, ensuring continuity of supply.

Additionally, the Group maintains a plasma purchase commitment from Grifols Canada Plasma, Inc.’s centers subject to contractual extension, and unit prices defined in the agreement.

The agreement also includes specific warranties and indemnities provided by the non-controlling shareholders, covering tax contingencies, ongoing litigation, and intellectual property claims, as well as liability caps equivalent to the purchase price.

Purchase option on BPC Plasma Inc. and Haema GmbH

Pursuant to the share purchase agreement dated 28 December 2018, the Group, through Grifols Shares Services North America Inc (for the shares of BPC Plasma Inc, formerly known as Biotest US Corporation (“BPC”) and Grifols Worldwide Operations Limited (for the shares of Haema AG, now called Haema GmbH (“Haema”)) (the “Selling Companies”) sold 100% of the capital shares of BPC and Haema to Scranton Plasma B.V. (“Scranton”). The share purchase agreement includes an option for the Selling Companies to repurchase the shares, granting the Selling Companies an irrevocable and exclusive right (though not an obligation) to repurchase the shares sold to Scranton at any time following the sale, provided that when the option of the repurchase of the shares of a company (BPC or Haema, as the case may be) is exercise, the option for the repurchase of the other company (Haema or BPC, as the case may be) is also exercised simultaneously.

The purchase option involves a fluctuating number of shares and a variable acquisition price. This characteristic classifies it as a derivative financial instrument that needs to be fairly valued, ultimately impacting the profit and loss account.

The exercise price for the option will be determined based on the higher of the following two amounts: (i) the aggregate of the price at which the shares were sold to Scranton, increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus the increase in net working capital from the date of sale until the repurchase completion date resulting from the exercise of the repurchase option; and (ii) the amount required to pay in full the indebtedness that Scranton incurred with the lending entity to purchase the shares of Haema and BPC from the Selling Companies, for an amount of Euros 425 million along with any accrued interest and additional amounts required to fully repay that indebtedness.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Based on the abovementioned contractual conditions, Grifols has estimated the value of the exercise of the repurchase option as follows: (i) the price at which the Selling Companies sold the shares to Scranton (totalling USD 538 million) increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus (ii) the change in working capital. Based on the business models of Haema and BPC, this change in working capital is expected to primarily reflect the undistributed profits at the time of exercise of the repurchase option. Given that the price of the exercise of the repurchase option aligns closely with the fair value of BPC and Haema, this option’s overall value is not considered significant. Furthermore, since the valuation of the option relies on unobservable market factors, it falls under Level 3 of the fair value hierarchy.

In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the “Loan Agreement”) to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC, (ii) a pledge of the shares of Haema and BPC, and (iii) pledges over the assets of BPC. In March 2025 and once the transformation of Haema into a limited liability company in the form of GmbH had concluded, following the terms of the Loan Agreement, Haema acceded to the Loan Agreement as a guarantor and granted security over its assets as collateral for the Loan Agreement.

In the event of a default under the Loan Agreement, the Selling Companies can, respectively and simultaneously, exercise the repurchase option for both companies within 90 days after receiving notification of the default. If the Selling Companies fail to exercise this option within that timeframe, they will lose their right to repurchase the shares of Haema and BPC. As of 31 December 2025, no defaults have been reported under the Loan Agreement.

In relation to the sale of the shares of BPC Plasma, Inc. and Haema, GmbH, a loan was signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an initial amount of US Dollars 95 million (Euros (87 million) which maturity has been extended to 28 June 2027 (previously December 2025). The remuneration is 2%+ EURIBOR and matures on 28 June 2027 (previously December 2025). In 2023 an additional amount of Euros 15 million was arranged under the same conditions as the initial loan. As of 31 December 2025, the recorded amount stands at Euros 124 million, including accrued and capitalized interest to date (Euros 132 million as of 31 December 2024) (see note 11).

Purchase option from Plasmavita Healthcare GmbH

On November 22, 2017, the company Plasmavita Healthcare GmbH was incorporated in Germany. Currently, the Group is a shareholder of 50% of the shares and two individual partners, shareholders of the remaining 50% of the Company’s shares. Through a management services agreement, one of them (the “Managing Partner”) provides certain management services to the Company. The Company’s incorporation agreement establishes a purchase option in favor of the Group that grants the irrevocable right (not the obligation) to the Group to acquire the remaining 50% stake in the Company from the two individual partners within a period of 6 months from the moment the Managing Partner ceases to provide the Company’s management services. The fair value of the purchase option is not material.

Purchase option with National Service Projects Organization (Egypt)

On July 29, 2021, Grifols entered into an agreement with the Egyptian entity National Service Projects Organization (“NSPO”), under which Grifols and NSPO established a company in Egypt for the construction and operation of 20 plasma collection centers in Egypt, a fractionation plant, and a protein purification and filling facility. Grifols and NSPO hold 49% and 51%, respectively, in this company. The agreement includes a call option and a put option for both shareholders, allowing each party to acquire from or sell to the counterparty the entirety of its ownership interest. These options may be exercised once a 10-year period has elapsed since the company’s incorporation. As the options are based on a variable number of shares and a variable amount, a derivative financial instrument exists, which must be measured at fair value through profit or loss. The exercise price of the option is based on a market value, which implies that, upon exercise, the price will approximate the fair value of the interest to be acquired. As of 31 December 2025, the value of the option is not significant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Canadian Blood Services

In September 2022, Grifols signed a collaboration agreement with Canadian Blood Services (CBS) to supply them with 2.4 million grains of Immunoglobulin exclusively through a network of Canadian plasma centers that should be fully developed and operational by 2027. To achieve this goal, Grifols will need to collect 600.000 liters of Canadian plasma annually from Grifols-owned plasma centers in Canada. For this reason, Grifols has made the following commitments for the acquisition of plasma and self-built centers in Canada:

Millions of Euros
2026	2027
6	31

d)Contractual commitments

Agreement on the sale of the 20% shareholding in SRAAS

As a consequence of the agreement to sell the 20% shareholding in Shanghai RAAS to Haier, both companies signed the following agreements:

●	The existing Exclusive Distribution Agreement for human serum albumin for the Chinese market, signed with SRAAS, will have a duration of 10 years (until 2034), with a 10-year extension option by SRAAS and guaranteed minimum supply volumes for the period 2024-2028. In the absence of an agreement for subsequent years, the minimum volumes agreed for 2028 will apply. Pricing under such an agreement will remain at the same applicable standards.
●	Grifols commits to achieve an aggregate GDS’s Group EBITDA of US Dollars 850 million for the period 2024-2028 under condition that Haier owns no less than 10% of SRAAS. In the event of a breach of this commitment, it will compensate SRAAS with cash in 2029 for the multiplier resulting from the shortfall and the capital ownership that SRAAS’ current holds in GDS. Based on the most pessimistic projections for the GDS Group, the probability of deviation is very low and therefore no liability has been considered at the closing of the sale transaction. The results of the different scenarios considered are as follow:

Scenario	Percentage (1)
Baseline scenario	3.8%
Sensitivity to Sales BTS	3.0%
Sensitivity to Sales CDx	3.8%
Sensitivity to Sales MDS	0.6%
Worst scenario	(0.2)%
Weighted scenario (baseline and worst)	1.8%
Weighted scenario (all sensitivities)	2.2%

1 - Variation (expressed in percentage) between the commited EBITDA of 850 million and the estimated EBITDA

●	Grifols undertakes that, for so long as it controls GDS directly or indirectly, it will use its commercially reasonable efforts, without obligation, to ensure that GDS declares and distributes dividends to its shareholders in each year after closing in an amount not less than 50% of the net profits of GDS for that year.
●	Grifols has pledged its shares in SRAAS in favour of Haier (on behalf of Haier and SRAAS), to secure the cash pooling agreement between GDS, as creditor, and Grifols, as debtor.
●	Grifols retains the right to appoint a director to the board of directors of SRAAS. However, Grifols has granted Haier (a) a voting proxy for 10 years and (b) a right of first refusal in case Grifols wishes to sell these shares. The voting proxy agreement has been valued at Euros 10 million, which will be amortized over 3 years as this is the period during which Haier and Grifols have agreed not to transfer their shares in SRAAS. As of 31 December 2025, an income of Euros 3 million (Euros 2 million as of 31 December 2024) has been recognized in the Consolidated Statements of Profit and Loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Commercial commitments

As of December 31, 2025, the Group maintains existing commercial commitments with customers amounting to Euros 31 million (USD 36 million), whose disbursements are expected to be realized in the following fiscal years:

Millions of Euros
2026	2027	2028-2031
5	2	24

e)Judicial procedures, arbitration and others

Details of legal proceedings in which the Group companies are involved are as follows:

●	EXECUTIVE COMMITTEE OF CNMV

On September 25, 2024, Grifols received notification that the Executive Committee of CNMV had initiated an administrative sanctioning procedure in connection with the conclusions reached by the CNMV on March 21, 2024. These conclusions were disclosed by the Company as Inside Information on the same date and subsequently supplemented. The proposed sanction against Grifols for the incidents mentioned in the conclusions and supplementary information does not exceed one Million Euros. On 7 November, 2024, Grifols submitted allegations against the initiation of the administrative sanctioning procedure. On 16 May, 2025 Grifols requested the CNMV to conclude the administrative procedure, which concluded with the resolution of the CNMV on 25 June, 2025, initiating a two-month period to commence the contentious-administrative procedure before the National High Court.

The appeal was formally filed before the National Court on September 24, 2025 and was admitted for processing by decree dated October 7, 2025. However, as of February 25, 2026, the National Court has not yet received the administrative file from the CNMV, and therefore Grifols has not been summoned to file the statement of claim.

●	SQUEEZE OUT PROCEEDINGS ACCORDING TO SECTION 39A FF. OF THE GERMAN TAKEOVER ACT RELATING TO THE ORDINARY SHARES OF BIOTEST AG.

The proceedings started with the squeeze out application on March 28, 2022 submitted with the Frankfurt District Court. On October 27, 2022, the Frankfurt District Court announced its decision that all ordinary shares in Biotest AG not yet directly or indirectly owned by Grifols S.A. must be transferred. A total of four defendants filed an appeal against this decision and on May 27, 2024 the Frankfurt Court of Appeals has rendered its decision to reject the defendants’ appeal at their costs. Subsequently the defendants’ objected to the cost decision and filed a legal complaint with the Federal Court of Justice. Grifols is waiting for the Federal Court of Justice to decide (Bundesgerichtshof, BGH).

On February 10, 2026, the BGH issued its final decision. The Court rejected the minority shareholders’ final appeal in its entirety, fully confirming the squeeze-out of all remaining ordinary Biotest shares in favour of Grifols at a cash compensation of EUR 43.00 per share. This decision is final and binding. As a result, Grifols holds directly or indirectly 100% of the ordinary shares of Biotest AG.

●	ADDITIONAL LITIGATION

The Group is involved in specific legal procedures arising from its ordinary course of its activities in the United States, including individual claims for litigations derived from accidents occurring in certain facilities and certain wage and hour proceedings. These cases are in the very early stages and it is not yet known what the probability is that any of the cases can result in any potential relevant cash outflow for the Group. Based on past litigation and results, Grifols asserts that it is possible that one or more cases can reach to a material level in the future. In any case, Grifols will vigorously defend itself, and as part of its internal process, it will continue to asses, on a timely basis, any changes in facts and circumstances that may modify its risk evaluation. In the event that any of these contingencies becomes more probable, it will determine whether they could result in a material cash outflow.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Management considers that the resolution or continuation of these proceedings and investigations will not have a material effect on the Group’s financial position, operating results or cash flows.

(30)Financial Instruments

a)Classification

Below is a breakdown of the financial instruments by nature, category and fair value. The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

	Millions of Euros
	31/12/2025
							Fair Value
	Financial	Financial			Other
	instruments at	instruments at			financial
	FVTPL	FV through OCI	Hedges	Amortised cost	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	2	337	—	—	—	339	339	—	—	339
Derivative instruments	—	—	—	—	—	—	—	—	—	—
Trade receivables	—	431	—	—	—	431	—	431	—	431
Financial assets measured at fair value	2	768	—	—	—	770

Non-current financial assets	—	—	—	173	—	173
Other current financial assets	—	—	—	36	—	36
Trade and other receivables	—	—	—	321	—	321
Cash and cash equivalents	—	—	—	825	—	825
Financial assets measured at amortized cost	—	—	—	1,355	—	1,355

Derivatives instruments	(5)	—	—	—	—	(5)	—	(5)	—	(5)
Financial liabilities measured at fair value	(5)	—	—	—	—	(5)

Senior Unsecured & Secured Notes	—	—	—	(5,314)	—	(5,314)	(5,455)	—	—	(5,455)
Promissory Notes	—	—	—	(76)	—	(76)
Senior secured debt	—	—	—	(2,139)	—	(2,139)	—	(2,203)	—	(2,203)
Other bank loans	—	—	—	(180)	—	(180)
Lease liabilities	—	—	—	(1,082)	—	(1,082)
Other financial liabilities	—	—	—	(847)	—	(847)
Trade and other payables	—	—	—	(1,093)	—	(1,093)
Other current liabilities	—	—	—	—	(314)	(314)
Financial liabilities measured at amortized cost	—	—	—	(10,731)	(314)	(11,045)
	(3)	768	—	(9,376)	(314)	(8,925)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

	Millions of Euros
	31/12/2024
							Fair Value
	Financial	Financial
	instruments at	instruments at FV			Other financial
	FVTPL	through OCI	Hedges	Amortised cost	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	5	417	—	—	—	422	422	—	—	422
Derivative instruments	—	—	7	—	—	7	—	7	—	7
Trade receivables	—	532	—	—	—	532	—	532	—	532
Financial assets measured at fair value	5	949	7	—	—	961

Non-current financial assets	—	—	—	67	—	67
Other current financial assets	—	—	—	238	—	238
Trade and other receivables	—	—	—	251	—	251
Cash and cash equivalents	—	—	—	980	—	980
Financial assets measured at amortized cost	—	—	—	1,536	—	1,536

Derivatives instruments	(6)	—	—	—	—	(6)		(6)		(6)
Financial liabilities measured at fair value	(6)	—	—	—	—	(6)	—		—

Senior Unsecured & Secured Notes	—	—	—	(5,356)	—	(5,356)	(5,231)			(5,231)
Promissory Notes	—	—	—	(73)	—	(73)		—	—
Senior secured debt	—	—	—	(2,310)	—	(2,310)		(2,360)		(2,360)
Other bank loans	—	—	—	(346)	—	(346)	—		—
Lease liabilities	—	—	—	(1,142)	—	(1,142)
Other financial liabilities	—	—	—	(934)	—	(934)
Trade and other payables	—	—	—	(1,062)	—	(1,062)
Other current liabilities	—	—	—	—	(318)	(318)
Financial liabilities measured at amortized cost	—	—	—	(11,223)	(318)	(11,541)
	(1)	949	7	(9,687)	(318)	(9,050)

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

c)Financial risk management

This section provides information on the Group’s exposure to risks related to the use of financial instruments, the objectives and procedures for measuring and managing risk, as well as the capital management carried out by the Group. Grifols’ risk control and management system is designed to identify, assess, and manage risks that may affect the achievement of strategic objectives, providing reasonable assurance of their fulfillment.

The Group is exposed to the following risks

●	Credit risk
●	Liquidity risk
●	Market risk: includes interest rate risk, currency risk and other price risks.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The Group’s risk management policies are established with the aim of identifying and analyzing risks, setting appropriate limits and controls, and ensuring compliance with those limits. These policies are reviewed regularly to reflect changes in market conditions and in the Group’s activities and are integrated into planning and decision-making processes. The system is based on principles such as defining a risk tolerance framework, segregation of duties between operational and supervisory areas, and continuous improvement. It also seeks to foster a strict and constructive control environment in which all employees understand their roles and responsibilities.

Governance of the system lies with the Board of Directors, which approves the risk control and management policy. The Audit Committee oversees its effectiveness and periodically reviews its adequacy, assisted by Internal Audit through regular and ad hoc reviews. Likewise, the Risk Management Committee ensures the proper integration of risk management throughout the organization

(1)Credit risk

Credit risk is the risk of loss arising from the failure of customers or counterparties to meet their contractual obligations, and it mainly originates from trade receivables, financial investments, and cash and cash equivalent positions held with financial institutions.

For Grifols, exposure is concentrated in outstanding receivables, particularly from public entities, where payment delays are more common. This risk is mitigated by claiming interest in accordance with the applicable legislation, to which the Group is primarily entitled under Spanish regulations. In markets where transactions are carried out with private entities, no significant cases of insolvency or default have been identified.

Managing this risk is a priority for the Group, which applies a corporate policy aimed at maintaining exposure at acceptable levels. This policy combines the assessment and periodic review of credit risk with the definition of collection terms adapted to each market, the assignment of credit limits, and risk categorization, as well as preventive measures such as guarantees, advance payments, and credit insurance.

Additionally, the Group regularly monitors its exposure to credit risk with banks and financial institutions, maintaining a low-risk profile by working exclusively with highly solvent entities with strong credit ratings according to international agencies. The solvency of these entities is reviewed periodically to ensure active management of counterparty risk.

Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2025 and 2024 maximum level of exposure to credit risk is as follows:

		Millions of Euros
Carrying amount	Reference	31/12/2025	31/12/2024

Non-current financial assets	Note 11	512	490
Other current financial assets	Note 11	36	244
Contractual assets	Note 13	83	36
Trade receivables	Note 13	651	705
Other receivables	Note 13	20	17
Cash and cash equivalents	Note 14	825	980
		2,127	2,472

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The carrying amount of receivables and contractual assets by geographical area, at 31 December 2025 and 2024 is as follows:

	Millions of Euros
Carrying amount	31/12/2025	31/12/2024

Spain	65	60
EU countries	88	116
United States of America	38	46
Other European countries	151	92
Other regions	392	427
	734	741

The Group is not exposed to significant credit risk, as both its cash positions and its derivative contracts are maintained with highly solvent financial institutions.

Impairment losses

(2)Liquidity risk

Liquidity risk is defined as the risk that the Group may encounter difficulties in meeting its financial obligations as they fall due, particularly those requiring the delivery of cash or another financial asset. The Group’s approach to managing liquidity risk is to maintain, wherever possible, sufficient liquidity to meet its obligations at maturity under both normal market conditions and periods of financial stress, thereby avoiding unacceptable losses or reputational damage.

The Group manages liquidity riskprudently, based on availability of cash and sufficient committed and undrawn long-term credit facilities, and forecasted operating cash flows. These resources enable the Group to implement its business plans and operate with stable and reliable sources of funding.

Liquidity at the end of the period stood at Euros 1.678 million (including undrawn committed credit lines), with the following details:

	Millions of Euros
	31/12/2025	31/12/2024
Current deposits	8	5
Restricted cash	24	—
Cash in hand and at banks	793	975
Total cash and cash equivalents	825	980

Undrawn committed credit lines	853	1,279
Total Liquidity	1,678	2,259

The Credit Agreement establishes a limitation on the disposition of the “revolving line” that has not been exceeded as of 31 December 2025 and 2024.

The Group currently has adequate liquidity to meet its obligations through a combination of internally generated cash flows, existing cash reserves, and access to unused credit lines. Furthermore, the Group does not generate material cash flows in jurisdictions subject to significant restrictions on the repatriation of funds.

As in prior years, the Group continues to implement working capital optimization programs, primarily based on non-recourse receivables factoring arrangements, which contribute to efficient liquidity management.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The main contractual obligations existing at the end of the fiscal year comprise mainly long-term financial debt obligations with capital repayments and interest payments (see note 19).

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

	Millions of Euros
		Carrying
		amount at		6 months or	6 - 12			More than
Carrying amount	Reference	31/12/2025	Contractual flows	less	months	1-2 years	2 - 5 years	5 years
Financial liabilities
Bank loans	Note 19	2,319	2,598	185	93	2,309	11	—
Other financial liabilities	Note 19	847	1,276	206	1	101	318	650
Bonds and other marketable securities	Note 19	5,390	6,602	270	145	1,029	5,158	—
Lease liabilities	Note 19	1,082	1,713	56	57	108	296	1,196
Payable to suppliers	Note 20	841	841	839	2	—	—	—
Other current liabilities	Note 21	57	57	54	3	—	—	—
Financial derivatives	Note 30(d)	5	5	4	—	1	—	—
Total		10,541	13,092	1,614	301	3,548	5,783	1,846

	Millions of Euros
		Carrying
		amount at		6 months	6 - 12			More than
Carrying amount	Reference	31/12/2024	Contractual flows	or less	months	1-2 years	2 - 5 years	5 years
Financial liabilities
Bank loans	Note 19	2,656	3,162	362	110	176	2,514	—
Other financial liabilities	Note 19	934	1,489	186	7	116	414	766
Bonds and other marketable securities	Note 19	5,429	6,959	246	147	293	3,673	2,600
Lease liabilities	Note 19	1,142	1,774	58	59	117	319	1,221
Payable to suppliers	Note 20	852	852	848	4	—	—	—
Other current liabilities	Note 21	42	41	24	17	—	—	—
Financial derivatives	Note 30(d)	6	7	7	—	—	—	—
Total		11,061	14,284	1,731	344	702	6,920	4,587

(3)Currency risk

The Group operates across multiple jurisdictions and is therefore exposed to currency risk arising from commercial transactions denominated in foreign currencies, assets and liabilities and net investments in foreign operations. The Group’s principal exposure relates to the US Dollar.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. To mitigate this risk, the Group has historically maintained borrowings in the same currency. This natural hedge reduces the impact of exchange rate fluctuations on consolidated equity.

The Group actively manages all balance sheet foreign exchange exposures and evaluates hedging strategies to manage volatility in financial results and equity.

The financing obtained in Euros represents 68% of the total debt of the Group and amounts to Euros 5,809 million at 31 December 2025 (66% and Euros 5,924 million at 31 December 2024). In this breakdown, ‘Group debt’ refers only to the nominal amount of the debt.

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

Details of the Group’s exposure to currency risk is as follows:

	Millions of Euros
	31/12/2025
	Euros (*)	US Dollars (**)
Trade receivables	1	27
Receivables from Group companies	110	14
Loans to Group companies	5,605	604
Cash and cash equivalents	86	11
Trade payables	(25)	(20)
Payables to Group companies	(86)	(52)
Loans from Group companies	(5,301)	—

Balance sheet exposure	390	584
(*)	Balances in Euros in subsidiaries with US Dollars functional currency
(**)	Balances in US Dollars in subsidiaries with Euros functional currency

	Millions of Euros
	31/12/2024
	Euros (*)	US Dollars (**)
Trade receivables	3	72
Receivables from Group companies	119	16
Loans to Group companies	4,644	—
Cash and cash equivalents	453	26
Trade payables	(22)	(17)
Payables to Group companies	(74)	(45)
Loans from Group companies	(5,428)	(6)
Bank loans	(11)	—

Balance sheet exposure	(316)	46

(*)Balances in Euros in subsidiaries with US Dollar functional currency

(**)Balances in US Dollar in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2025 and 2024 year ends are as follows:

	Closing exchange rate
Euros	31/12/2025	31/12/2024

US Dollars	1.175	1.039

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2025 equity would have increased by Euros 723 million (Euros 1,068 million at 31 December 2024) and profit due to foreign exchange differences would have increased by Euros 97 million (decreased by Euros 27 million at 31 December 2024). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

A 10% weakening of the US Dollar against the Euro at 31 December 2025 and 31 December 2024 would have had the opposite effect for the amounts shown above, all other variables being held constant.

(4)Interest rate risk

The Group is exposed to interest rate risk primarily through its current and non-current borrowings. Variable-rate borrowings are subject to cash flow interest rate risk, as future interest payments may fluctuate with market rates. Fixed-rate borrowings are exposed to fair value interest rate risk, as changes in market rates affect the economic value of the debt.

The Group’s objective in managing interest rate risk is to maintain a balanced debt structure, combining fixed and variable rate instruments. This is achieved by issuing different portions of external financing at fixed or variable rates, depending on the market moment.

Additionally we can use derivative instruments to hedge part of the variable-rate exposure.

As of 31 December 2025 fixed-rate debt accounted for 73% of total borrowings (71% at 31 December 2024). This includes corporate senior notes, loans from the European Investment Bank, and the financing agreement with GIC (Sovereign Fund of Singapore). Variable-rate debt represented the remaining 27% (29% at 31 December 2024), primarily comprising senior secured debt (see note 19). This composition reflects the Group’s strategy to mitigate volatility in interest payments while preserving flexibility in its financing structure.

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Millions of Euros
	31/12/2025	31/12/2024
Fixed-interest financial instruments	6,250	6,430
Financial liabilities	6,250	6,430
Variable-interest financial instruments	2,277	2,541
Financial liabilities	2,277	2,541
Total financial liabilities	8,527	8,971

Had the interest rate been 100 basis points higher at 31 December 2025 the interest expense would have increased by Euros 22 million (Euros 30 million at 31 December 2024). As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

In this breakdown, “financial liabilities” and “total debt” refer solely to the nominal amount of the debt.

(5) Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

d)Financial derivatives

At 31 December 2025 and 2024 the Group has recognized the following derivatives:

		Millions of euros
		(*) Notional at	(*) Notional at	Value at	Value at
Financial derivatives	Currency	31/12/2025	31/12/2024	31/12/2025	31/12/2024	Maturity
Foreign exchange rate forward	Swiss Franc	21	—	—	—	20/1/2026
Foreign exchange rate forward	Canadian dollar	—	240	—	4	20/1/2026
Foreign exchange rate forward	Euro	—	240	—	—	11/2/2025
Foreign exchange rate forward	Pound Sterling	—	5	—	1	18/2/2025
Foreign exchange rate forward	Japanese Yen	1,700	1,200	—	—	20/1/2026
Foreign exchange rate forward	Australian dollar	—	9	—	—	28/1/2025
Foreign exchange rate forward	Brazilian real	—	70	—	—	18/2/2025
Energy PPA	Euro / KwH	—	—	—	2	31/12/2032
Total derivative assets				—	7

Foreign exchange rate forward	Brazilian real	95	—	—	—	20/11/2026
Foreign exchange rate forward	Canadian dollar	562	228	(2)	(1)	20/1/2026
Foreign exchange rate forward	Chilean Peso	4,000	—	—	—	20/1/2026
Foreign exchange rate forward	Swiss Franc	—	12	—	(1)	11/2/2025
Foreign exchange rate forward	Euro	300	240	(1)	(3)	20/1/2026
Foreign exchange rate forward	Czech crown	—	160	—	—	18/2/2025
Foreign exchange rate forward	Pound Sterling	20	5	—	—	20/1/2026
Foreign exchange rate forward	Japanese Yen	—	1,200	—	—	18/2/2025
Foreign exchange rate forward	Mexican Peso	650	50	—	—	20/1/2026
Foreign exchange rate forward	Australian dollar	—	9	—	—	28/1/2025
Foreign exchange rate forward	Canadian dollar	—	1	—	—	9/1/2025
Foreign exchange rate forward	US dollar	—	39	—	(1)	26/2/2025
Energy PPA	Euro / KwH	—	—	(2)	—	31/12/2032
Total derivative liabilities				(5)	(6)

(*)Amounts of the national are stated in the derivative currency.

(1)Hedging derivative financial instruments

On 5 October 2021, the Group subscribed three cross currency interest-rate swaps with a notional amount of US Dollars 500 million to hedge part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It was a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

●	The Group received a loan of Euros 432 million at a nominal interest rate of 3.78%.
●	The Group granted a US Dollars 500 million loan at a nominal interest rate of 4.75%.

On 28 June 2022, the Group subscribed one cross currency interest-rate swap with a notional amount of US Dollars 205 million to hedge the remaining part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It was a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

●	The Group received a Euros 194 million loan at a nominal interest rate of 3.1046%.
●	The Group granted a US Dollars 205 million loan at a nominal interest rate of 4.75%.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

On September 13, 2024, the cross-currency swap were terminated early. As of December 31, 2024, the Group recognized a net financial income of Euros 4 million under the heading ‘Fair Value Change in Financial Instruments’ in the Consolidated Statements of Profit and Loss.

The derivative complied with the criteria required for hedge accounting. See further details in notes 4(i).

(2)Derivative financial instruments at fair value through profit and loss

The Group has contracted several forward exchange rate hedges to partially cover the foreign currency value of intercompany loans. Since the Group has chosen not to apply hedge accounting, the gains or losses resulting from changes in the fair value of the derivative are recognized directly under the heading ‘Fair Value Change in Financial Instruments’ in the Consolidated Statements of Profit and Loss. As of December 31, 2025, the Group recognized a net financial income of Euros 35 million (Euros 16 million financial expense as of December 31, 2024).

(3)Electricity derivative

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

The movement in derivative financial instruments is as follows:

	Millions of Euros
	31/12/2025	31/12/2024
Opening balance	1	15
Changes in fair value recognized in equity	(1)	(2)
Transfer to profit or loss	32	27
Tax effect	—	(1)
Collections / Payments	(37)	(38)
Closing balance	(5)	1

e)Capital management

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

In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2025 and 2024, the Group complies with the covenants in the contract.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The credit rating of the Group is as follows:

December 2025
Moody’s Investors	Corporate rating	B2
	Senior secured debt	B1
	Senior Unsecured debt	Caa1
	Perspective	Positive

Standard & Poor’s	Corporate rating	BB-
	Senior secured debt	BB-
	Senior Unsecured debt	B
	Perspective	Stable

Fitch Ratings	Corporate rating	B+
	Senior secured debt	BB
	Senior Unsecured debt	B-
	Perspective	Positive

The Parent held Class A and B treasury stock equivalent to 1.02% of its capital at 31 December 2025 (1.04% at 31 December 2024).

(31)	Balances and Transactions with Related Parties

a)Group balances with related parties

Details of balances with related parties at 31 December 2025 are a follows:

	Millions of Euros
Carrying amount	Reference	Associates	Other related parties
Receivables	Note 13	55	—
Current contractual assets		8	—
Loans	Note 11	2	135
Guarantee deposits	Note 11	9	1
Total debtors		74	136
Creditors		(6)	(7)
Debts		—	(8)
Total creditors		(6)	(15)
Total		68	121

Details of balances with related parties at 31 December 2024 are as follows:

	Millions of Euros
Carrying amount	Reference	Associates	Other related parties
Receivables	Note 13	39	—
Current contractual assets		3	—
Loans	Note 11	—	214
Guarantee deposits	Note 11	—	1
Total debtors		42	215
Creditors		—	(5)
Debts		—	(9)
Total creditors		—	(14)
Total		42	201

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The heading “Receivables” corresponding to associates includes outstanding balances from sales to associated companies, mainly corresponding in 2025 to Grifols Egypt for Plasma Derivatives S.A.E. (Euros 33 million mainly corresponding in 2024 to Grifols Egypt for Plasma Derivatives S.A.E. and Euros 206 million in 2023 corresponding to Anhui Tonrol Pharmaceutical Co. (subsidiary of the Shanghai RAAS Blood Products, Co. Ltd. Group)).

The heading “Loans” mainly includes a loan signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an initial amount of US Dollars 95 million (Euros 87 million) which maturity has been extended to 28 June 2027 (previously December 2025) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (see note 2). As of 31 December 2025 and 2024, the heading includes an additional amount of Euros 15 million arranged during 2023 under the same conditions as the initial loan (see note 31(b)). As of 31 December 2025, the recorded amount stands at Euros 124 million, including accrued and capitalized interest to date (Euros 132 million as of 31 December 2024).

Furthermore, it includes the cash-pooling financing agreement that BPC Plasma, Inc and Haema, GmbH have with Scranton Plasma, BV with maturity in 2027 (see note 11).

The heading “Loans” corresponding to associates includes a loan granted to Grifols Canada Plasma, Inc. as part of its acquisition agreement (see Note 10).

The heading of “debts” includes an amount of Euros 8 million at 31 December 2025(Euros 9 million at 31 December 2024) corresponding to the balance of bearer promissory notes issued by the Group company Instituto Grifols, S.A. These promissory notes are due on 5 May 2026 and 2025, respectively, with a nominal value of Euros 3,000 each, and an annual nominal interest of 4.25% (5% in 2024).

The heading “Guarantee deposits” corresponding to associates includes a pledged deposit amounting to US Dollars 10 million, which forms part of the US Dollar 50 million guarantee granted by the Group to Grifols Egypt for Plasma Derivatives S.A.E., securing a contract entered into by said entity with a financial institution (see note 11).

b)Group transactions with related parties

Group transactions with related parties during 2025 are as follows:

	Millions of euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	47	—	1	—
Purchases	(12)	—	—	—
Rendering of services	(1)	—	(25)	—
Remuneration	—	(16)	—	(6)
Payments for rights of use	—	—	(7)	—
Finance income	—	—	15	—
Dividends received/(paid)	—	—	(113)	—
Loans	2	—	47	—

Total	36	(16)	(82)	(6)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

Group transactions with related parties during 2024 were as follows:

	Millions of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	270	—	—	—
Rendering of services	—	—	(5)	—
Remuneration	—	(14)	—	(15)
Payments for rights of use	—	—	(7)	—
Finance income	—	—	19	—
Dividends received/(paid)	7	—	(40)	—
Loans	—	—	45	—
Acquisition of assets	—	—	(35)	—
Total	277	(14)	(23)	(15)

Group transactions with related parties during 2023 were as follows:

	Millions of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company

Net sales	472	—	—	—
Rendering of services	—	—	(2)	—
Remuneration	—	(24)	—	(12)
Payments for rights of use	—	—	(7)	—
Finance income	—	—	30	—
Dividends received/(paid)	7	—	(266)	—
Loans	—	—	45	—
Total	479	(24)	(200)	(12)

“Net sales” includes sales to associated companies mainly corresponding to Grifols Egypt for Plasma Derivatives S.A.E. (Euros 38 million in 2025, Euros 231 million and Euros 450 million corresponding to Anhui Tonrol Pharmaceutical Co. (subsidiary of the Shanghai RAAS Blood Products, Co. Ltd. Group) in 2024 and 2023).

“Other service expenses” includes an amount of Euros 6 million corresponding to contributions to nonprofit entities in 2025 (Euros 4 million in 2024 and Euros 2 million in fiscal year 2023).

The dividends received in 2024 and 2023 correspond to the former associated company Shanghai RAAS Blood Products Co. Ltd.

“Acquisition of assets” includes the acquisition of Haema Plasma Kft for Euros 35 million in 2024 that was effected through the cancellation of a balance receivable that the Group had with Haema GmbH. This balance was transferred to Scranton Plasma B.V. and settled through the cash-pooling financing agreement held by these companies.

Mr. Victor Grifols Roura, director representing shareholder’s during 2023 and who resigned from his position as director in December 2023, received remuneration in 2023 of Euros 1 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

The composition of the transactions with other related parties for in 2025, 2024 and 2023 is as follows:

			Millions of Euros
Related parties	Concept	Reference	2025	2024	2023
Scranton Enterprises, B.V.	Interest Credits	b)	8	9	8
Scranton Enterprises, B.V.	Finance Agreements: Credits	a)	—	—	15
Scranton Plasma B.V.	Interest Cash-pooling	b)	7	10	22
Scranton Plasma B.V.	Finance Agreements: Cash-pooling	a)	47	45	30
Scranton Plasma B.V.	Dividends paid/received	c)	(113)	(40)	(266)
Scranton Plasma B.V.	Shares acquisition	d)	—	(35)	—
Scranton Plasma BV	Rendering of services	h)	(11)	—	—
Probitas Fundación Privada	Management and collaboration contracts	f)	(5)	(3)	(1)
Fundación Privada Victor Grifols Lucas	Management and collaboration contracts	f)	—	(1)	—
Centurion Real State, S.A.U	Payments for rights of use	e)	(7)	(7)	(7)
Jose Antonio Grifols Lucas Foundation	Management and collaboration contracts	f)	(1)	(1)	(1)
Marca Grifols, S.L.	Royalties	g)	(8)	—	—
Endo Operations Limited	Rendering of services		1	—	—
Total			(82)	(23)	(200)

a.	Mainly includes the net amounts disbursed under the cash-pooling financing agreement that BPC Plasma, Inc and Haema, GmbH have with Scranton Plasma, BV mentioned above together with an additional amount of Euros 15 million arranged during 2023 under the same conditions as the initial loan agreement for an amount of US Dollars 95 million (Euros 87 million) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (see note 31(a)).
b.	Mainly includes accrued interest corresponding to the loan agreement signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an amount of US Dollars 95 million (Euros 87 million) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH. The remuneration is 2%+ EURIBOR and the maturity has been extended to 28 June 2027 (previously December 2025). Additionally, it also includes the financial income derived from the cash-pooling contract that BPC Plasma, Inc and Haema, GmbH maintain with Scranton Plasma B.V with maturity in 2027 and a remuneration of the Scranton Plasma group interest rate 0.75%+ EURIBOR.
c.	In 2025, 2024 and 2023, BPC Plasma Inc. distributed to its shareholder Scranton Plasma B.V. a dividend without cash outflow compensating “Loans to related parties”(see note 11). In 2025 the dividend amounted Euros 26 million in 2025 (Euros 40 million in 2024, being the dividend distributed in 2023 the result of the previous 4 years for a value of Euros 266 million. This distribution had an impact against the Group’s non-controlling interests reserves (see note 17). Additionally, in 2025 Haema GmbH distributed to its shareholder Scranton Plasma B.V a dividend without cash outflow compensating “Loans to related parties” (see note 11) that amounted Euros 87 million.
d.	Includes the acquisition of Haema Plasma Kft. for Euros 35 million that was effected thorugh the cancellation of a receivable balance held with Haema GmbH. This balance was transferred to Scranton Plasma B.V. and dettled through the cash-pooling financing agreement in place between these entities (see note 11).
e.	Corresponds to the office buildings of Grifols in Sant Cugat del Vallès. All lease contracts have a maturity date of 1 March 2045.
f.	Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

g.	Marca Grifols, S.L. became a related party to Grifols, S.A. on 23 December 2024, after the acquisition of a 33% stake in Marca Grifols, S.L. by Ralledor Holding Spain, S.L. (which merged with Deria, S.L. in 2025) beeing Deria, S.L. a significant shareholder of Grifols, S.A. represented at Grifols’ Board of Directors by Mr. Victor Grifols Deu and D. Raimon Grifols Roura. The sale of the 33% stake in Marca Grifols, S.L. was a reorganization transaction, given that the group of sellers of such 33% stake in Marca Grifols, S.L. were also the shareholders of Ralledor Holding Spain, S.L. On 26 January 1993, Marca Grifols, S.L. and Grifols, S.A. entered into an agreement under which the former granted the latter the exclusive license to use the brand name “Grifols” for a period of 99 years in exchange for an annual fee. The latest update to the agreement sets the fee at 0.10% of Grifols’ consolidated sales. The annual license fee amounted to 8 million Euros in 2024, and 7 million Euros in 2023. Given that Marca Grifols, S.L. became a related party on 23 December 2024, related party transactions in 2024 totaled 187 thousand Euros, which corresponds to the proportional share of the annual fee for the 9 days Marca Grifols, S.L. was a related party.
h.	This corresponds to certain operating expenses incurred during the period 2019-2025 by Scranton Plasma B.V. and other entities of its group, in relation to the Plasma Supply Agreement dated 28 December 2018 between Grifols, S.A., Grifols Worldwide Operations Limited, BPC Plasma, Inc and Haema GmbH.

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

In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the “Loan Agreement”) to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC Plasma, Inc, (ii) a pledge of the shares of Haema GmbH and BPC Plasma Inc, and (iii) pledges over the assets of BPC Plasma Inc. In March 2025 and once the transformation of Haema AG into a limited liability company in the form of GmbH, following the terms of the Loan Agreement, Haema acceded to the Loan Agreement as a guarantor and granted security over its assets as collateral for the Loan Agreement.

c)Conflicts of interest concerning the directors

The Company’s directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act. The members of the Board and related persons.

(32)Subsequent events

●	JOINT BUSINESS ARRANGEMENTS WITH ORTHO

The Group’s joint business arrangement with Ortho (QuidelOrtho), initiated over 40 years ago and originally focused on the development and production of HIV and HCV antigens, was terminated effective January 1, 2026, pursuant to a Settlement and Termination Agreement executed on April 11, 2026, as both businesses and the relevant market have significantly evolved over time. The parties agreed on a settlement amount of US Dollars 65 million to be paid by QuidelOrtho to the Group as a final and comprehensive settlement of all matters arising from the termination: US Dollars 25 million in Q2 2026, US Dollars 25 million in Q1 2027, and US Dollars 15 million in Q1 2028. Concurrently, the parties entered into a new multi-year Exclusive Supply Agreement under which the Group continues as exclusive supplier of antigens to Ortho, while retaining the right to supply antigens to third parties (including Abbott Laboratories, Siemens and OraSure Technologies) and to develop products independently, subject to customary intellectual property terms.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(in thousand Euros)

●	REFINANCING OF A PORTION OF THE SENIOR SECURED DEBT

Subsequent to December 31, 2025, the Group continued to advance its plans to proactively refinance its senior debt maturing in 2027. On April 14, 2026, the Group entered into a new credit agreement with a syndicate of banks whereby such banks have agreed to extend certain credit facilities consisting of term loans of US Dollar 2 billion and Euros 1.25 billion, both maturing in April 2033, as well as a revolving credit facility of US Dollar 2.065 billion, maturing in November 2032. The proceeds of the term loans were are being used to fully repay the outstanding loans under the First Lien Credit Facilities and certain other debt.

●	POTENTIAL U.S. BIOPHARMA IPO

Following approval by the Group’s Board, on March 24, 2026 it was announced that the Group will potentially pursue an initial public offering of a minority stake in its U.S. Biopharma business, subject to market conditions and applicable legal and regulatory requirements. The transaction is intended to support the Group’s strategic priorities, including debt reduction and investment in growth initiatives. Upon completion, Grifols S.A. would retain control of the U.S. business and remain listed in Spain, while the U.S. Biopharma entity would operate as a separately governed, U.S.-listed company with its own board and management team.

●	REPAYMENT OF EIB TERM LOANS

On March 16, 2026, the Group prepaid in full the outstanding amounts owed under the 2017 EIB Term Loan and 2018 EIB Term Loan for an amount of Euros 54 million, resulting in the termination of the EIB Term Loans. The Group is currently negotiating with the EIB the execution of the corresponding documentation for the cancellation of the security interest and guarantees granted in favor of the EIB to secure/guarantee the EIB Term Loans.

●	GEOPOLITICAL TENSIONS IN THE MIDDLE EAST

At the end of February 2026, tensions in the Middle East escalated on the back of military operations in the region. At the date of preparation of these consolidated financial statements, this situation persists and could affect the normal course of the Group’s operations in this area, as well as the overall conditions in international markets. Management is continuously monitoring these events and assessing their potential effects on the Group’s results and cash flows.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

		Acquisition /			31/12/2025		31/12/2024		31/12/2023
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—%	55.000%	—%	55.000%	—%	66.790%

Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	100.000%	—%	100.000%	—%	100.000%	—%

Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—%	80.000%	—%	78.750%	—%	77.500%

Grifols Biologicals, LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—%	100.000%	—%	100.000%	—%

Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—%	55.000%	—%	55.000%	—%	66.790%

Grifols Therapeutics, LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—%	100.000%	—%	100.000%	—%	100.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	—%	100.000%	—%	100.000%	—%

Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Diagnostics Solutions, Inc.	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	—%	55.000%	—%	55.000%	11.790%	55.000%

Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 United States	2014	Industrial	Manufacture, warehousing, and logistical support for biological products.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao, 2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	1.000%	99.000%	1.000%	99.000%	1.000%

Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%

Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—%	48.000%	—%	48.000%	—%	48.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—%	100.000%	—%	100.000%	—%	49.000%

Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%

Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.999%	0.001%	100.000%	—%	100.000%	—%

Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	—%	—%	99.990%	0.010%	99.990%	0.010%

Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000%	—%	100.000%	—%	100.000%	—%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Pharmaceutical Technology (Shanghai) Co., Ltd.	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols (H.K.), Limited	Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—%	55.000%	—%	55.000%	—%	66.790%

Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984%	0.016%	99.984%	0.016%	99.984%	0.016%

Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Designated Activity Company	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Shared Services North America, Inc.	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	—%	100.000%	—%	100.000%	—%

Araclon Biotech, S.L.	Avenida Vía Hispanidad, número 21 Zaragoza, España	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	—%	77.118%	—%	75.880%	—%	75.880%

Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	—%	100.000%	—%	100.000%	—%	100.000%

Kiro Grifols S.L	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	99.700%	0.300%	99.700%	0.300%	99.700%	0.300%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona, Spain	2017	Industrial	Collection and use of mineral-medicinal waters and obtaining of all necessary administrative concessions for the optimum and widest use of these.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

Grifols Bio Supplies Inc. (before Interstate Blood Bank, Inc.)	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	—%	100.000%	—%	100.000%	—%	100.000%

Haema, GmbH (formerly Haema, AG)	LandsteinerstraBe 1, 04103 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	—%	—%	—%	—%	—%	—%

BPC Plasma, Inc (formerly Biotest Pharma Corp)	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - United States	2018	Industrial	Procurement of human plasma.	—%	—%	—%	—%	—%	—%

Haema Plasma Kft.	Bajcsy-Zsilinszky út 12., 1051 Budapest (Hungría)	2021	Industrial	Procurement of human plasma.	—%	80.400%	—%	100.000%	—%	—%

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development of novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—%	100.000%	—%	100.000%	—%	100.000%

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	—%	50.000%	—%	50.000%	—%	50.000%

Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	—%	50.000%	—%	50.000%	—%	50.000%

Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc)	2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmceuticals and Medicines Industry	0.020%	99.980%	0.020%	99.980%	0.020%	99.980%

Grifols Laboratory Solutions, Inc	Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 United States	2020	Services	Engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Korea Co., Ltd.	302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions.	100.000%	—%	100.000%	—%	100.000%	—%

Grifols Middle East & Africa LLC	Office No. 534, 5th floor, NamaaBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt	2021	Services	Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those commercial activities that are permitted by the law.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, United States	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Pyrenees Research Center, S.L.	C/ Prat de la Creu, 68-76, Planta 3ª, Edifici Administratiu del Comú d’Andorra la Vella Andorra	2021	Industrial	Constitution, development and management of operations of a research and development center in all areas of immnology, dedicated to find possible solutions for therapeutic applications.	—%	—%	—%	100.000%	—%	80.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

Grifols Bio North America LLC	251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States	2021	Industrial	Engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.	—%	100.000%	—%	100.000%	—%	100.000%

Biomat Holdings LLC	2410 Grifols Way, Los Angeles, California, 90032, United States.	2023	Services	Administration and financing services to Immunotek donor centers.	—%	100.000%	—%	100.000%	—%	100.000%

Biomat Holdco, LLC.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—%	100.000%	—%	100.000%	—%	100.000%

Biomat Newco, Corp.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	—%	91.400%	—%	90.000%	—%	88.600%

Grifols Canada Plasma II, Inc. (formerly Prometic Plasma Resources, Inc.)	2911 Avenue Marie-Curie,Montréal, Quebec H4S 0B7, Canadá	2021	Industrial	Procurement of human plasma.	—%	100.000%	—%	100.000%	—%	100.000%

Grifols Canada Plasma – Ontario Inc. (formerly Canada Inc.)	5060 Spectrum Way, STE 405,Mississauga, Ontario L4W 5N5, Canada	2023	Services	Administration, operating management and control services of plasma recollecting centers, directly or indirectly, through its affiliates.	—%	100.000%	—%	100.000%	—%	100.000%

Albimmune, S.L.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona España	2022	Research	The purpose of the company is the research, development and exploitation of a project on the application of the use of albumin as a medicine	—%	51.000%	—%	51.000%	—%	51.000%

Biotest, AG	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Development, manufacture and distribution of biological, chemical, pharmaceutical, human and veterinary medical, cosmetic and dietary products as well as containers, devices, machines and accessories for medical, pharmaceutical and analytical purposes, as well as research in these fields. Furthermore the activity (especially research development, production and distribution) in the field of plant protection and plant breeding, the field of testing and purification of soil, water and air and in the field of products, materials and techniques used in space.	26.195%	54.205%	24.700%	45.480%	24.700%	45.480%

Biotest Austria, GmbH	Einsiedlergasse 58, A-1050, Vienna, Austria	2022	Industrial	Distribution of pharmaceutical products.	—%	80.400%	—%	70.180%	—%	70.180%

Biotest Italia, S.R.L. (merged with Grifols Italia S.p.A)	Via Leonardo da Vinci 43, I-20090 Trezzano sul Naviglio MI, Italy	2022	Industrial	Distribution of pharmaceutical products.	—%	—%	—%	—%	100.000%	—%

Biotest (UK) Ltd. (merged with Grifols UK, Ltd.)	17 High Street, B31 2UQ Longbridge Birmingham, United Kingdom	2022	Industrial	Distribution of pharmaceutical products.	—%	—%	—%	100.000%	—%	100.000%

Biotest (Schweiz) AG	Schützenstrasse 17, CH-5102 Rupperswil, Switzerland	2022	Industrial	Distribution of pharmaceutical products.	—%	80.400%	—%	70.180%	—%	70.180%

Biotest Hungaria Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—%	80.400%	—%	70.180%	—%	70.180%

Biotest Farmacêutica LTDA (merged with Grifols Brasil Ltda.)	Rua José Ramos Guimarães, 49 A Centro, 12955-000, Bom Jesus dos Perdões – SP, Brasil	2022	Industrial	Distribution of pharmaceutical products.	—%	—%	—%	—%	100.000%	—%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

Biotest Hellas M.E.P.E.	45 Michalakopoulou Str., 11528 Athens, Greece	2022	Research	Research and development of solutions in the Biopharma area.	—%	80.400%	—%	70.180%	—%	70.180%

Biotest France SAS (merged with Grifols France S.A.R.L.)	45/47 rue d’Hauteville, 75010 Paris, France	2022	Services	The purpose of the company is to act as an agent and support the group companies.	—%	—%	—%	—%	100.000%	—%

Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi	Nishstanbul, Cobançesme Mahallesi, 34197 Bahçeliever, Istanbul, Turkey	2022	Research	Research and development of solutions in the Biopharma area.	—%	80.400%	—%	70.180%	—%	70.180%

Biotest Medical, S.L.U. (merged with Grifols Movaco, S.A.)	C/ Frederic Mompou, nº 5, 6º 3ª A, 08960 Sant Just Desvern, Barcelona, Spain	2022	Industrial	Distribution of pharmaceutical products.	—%	—%	—%	—%	100.000%	—%

Biotest Pharma, GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Carry out the development and production activities in the Biopharma area.	—%	80.400%	—%	70.180%	—%	70.180%

Biotest Lux S.à.r.l.	17, Boulevard F.W. Raiffeisen L-2411 Luxembourg	2023	Services	Providing financing and centralisation of services for Biotest companies.	—%	80.400%	—%	70.180%	—%	70.180%

Biotest Grundstücksverwaltungs GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Services	Management of own assets.	—%	80.400%	—%	70.180%	—%	70.180%

Plasma Service Europe GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Procurement of human plasma.	—%	80.400%	—%	70.180%	—%	70.180%

Cara Plasma s.r.o.	Jungmannova 745/24 - Nové Město, 110 00 Praha 1, Czech Republic	2022	Industrial	Procurement of human plasma.	—%	80.400%	—%	70.180%	—%	70.180%

Plazmaszolgálat Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	—%	80.400%	—%	70.180%	—%	70.180%

Biotest MidCo GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main Alemania	2025	Services	Participating, collaborating and directing the management of companies and other businesses, in particular as a general partner of Biotest GmbH & Co. KGaA.	100.000%	—%	—%	—%	—%	—%

Biotest Management GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main Alemania	2025	Services	Undertaking responsibility and personal management, as a general partner of Biotest GmbH & Co. KGaA, to promote the corporate purpose of its investee company and to provide it with business management services	—%	100.000%	—%	—%	—%	—%

Grifols Biotest Holdings GmbH	Colmarer Str. 22, 60528 Frankfurt am Main, Germany	2022	Services	Management of own assets as well as the acquisition, sale, holding and management of shares in other companies in Germany and abroad in the company’s own name and on its own account (not third parties), in particular in Biotest AG with registered offices in Dreiech.	100.000%	—%	100.000%	—%	100.000%	—%

AlbaJuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona, Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—%	100.000%	—%	100.000%	—%	100.000%

Equity-accounted investees and others

Mecwins, S.L. (no longer associated)	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela, Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—%	—%	—%	—%	—%	24.590%

Medcom Advance, S.A (dissolved)	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	—%	—%	—%	—%	—%	45.000%

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2025, 2024 and 2023

Shanghai RAAS Blood Products Co. Ltd. (no longer associated)	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the international level.	—%	—%	—%	—%	26.580%	—%

Grifols Egypt for Plasma Derivatives (S.A.E.)	Tolip El Narges Hotel, Teseen Streett, Fifth Settlement, Cairo Egypt	2021	Industrial	Establish and operate a plasma fractionation plant, regardless of whether the plasma is collected locally or imported, as well as its filling and packaging.	49.000%	—%	49.000%	—%	49.000%	—%

Biotek America LLC (“ITK JV”)	1430 East Southlake Blvd Suite 200 Southlake TX 76092 Estados Unidos	2021	Industrial	Build and manage until the opening of donor plasma centers in the United States.	—%	—%	—%	75.000%	—%	75.000%

BioDarou PLC	Sarparast St., Italia St. Felestin Ave, 1416653163 Tehran, Iran	2022	Industrial	Procurement of human plasma.	—%	39.400%	—%	34.388%	—%	34.388%

Grifols Canada Plasma, Inc.	200-2010 Winston Park Drive Oakville, ON L6H5P7, Canada	2025	Industrial	Procurement of human plasma.	—%	50.100%	—%	—%	—%	—%

This appendix is part of note 2 from the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Accounting statement of results and liquidity

(expressed in millions of Euros)

Millions of Euros
Estimated distributable profits until July 28, 2025
Estimated net income after taxes from the beginning of the fiscal year to July 28, 2025	177
Less, required allocation to legal reserve	0
Estimated distributable profits until July 28, 2025	177

Interim dividend distributed	103

Cash flow forecast for the period from July 28, 2025 to July 28, 2026:
Cash balance as of July 28, 2025	1
Projected colelctions	1,264
Projected payments, including interim dividend	-1,199
Projected cash balance as of July 28, 2026	66